As filed with the Securities and Exchange Commission on May 11, 2012
Registration No. 333-177693

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 6
to
Form F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Reynolds Group Holdings Limited

New Zealand	2673	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Reynolds Group Issuer Inc.

Delaware	2673	27-1086981
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Reynolds Group Issuer LLC

Delaware	2673	27-1087026
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Reynolds Group Issuer (Luxembourg) S.A.

Luxembourg	2673	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

(See table of additional registrants on following page.)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
Attention: Joseph Doyle
+64 (9) 366-6259
(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

Reynolds Group Issuer Inc.
c/o National Registered Agents, Inc.
160 Greentree Drive, Suite 101,
Dover, Delaware 19904
(804) 281-2630
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Steven J. Slutzky, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
(212) 909-6000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, or the “Securities Act,” check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer   ☐

CALCULATION OF REGISTRATION FEE

		Proposed Aggregate	Amount of
Title of Each Class of	Amount to be	Offering	Registration
Securities to be Registered	Registered	Price per Note(1)	Fee
7.750% Senior Secured Notes due 2016	$1,125,000,000	$1,125,000,000	$128,925.00(5)
7.750% Senior Secured Notes due 2016	€450,000,000	€450,000,000	$73,043.75(2)(5)
8.500% Senior Notes due 2018	$1,000,000,000	$1,000,000,000	$114,600.00(5)
7.125% Senior Secured Notes due 2019	$1,500,000,000	$1,500,000,000	$171,900.00(5)
9.000% Senior Notes due 2019	$1,500,000,000	$1,500,000,000	$171,900.00(5)
7.875% Senior Secured Notes due 2019	$1,500,000,000	$1,500,000,000	$171,900.00(5)
9.875% Senior Notes due 2019	$1,000,000,000	$1,000,000,000	$114,600.00(5)
6.875% Senior Secured Notes due 2021	$1,000,000,000	$1,000,000,000	$114,600.00(5)
8.250% Senior Notes due 2021	$1,000,000,000	$1,000,000,000	$114,600.00(5)
Guarantees of 7.750% Senior Secured Notes due 2016(3)	$1,125,000,000	—	None(4)
Guarantees of 7.750% Senior Secured Notes due 2016(3)	€450,000,000	—	None(4)
Guarantees of 8.500% Senior Notes due 2018(3)	$1,000,000,000	—	None(4)
Guarantees of 7.125% Senior Secured Notes due 2019	$1,500,000,000	—	None(4)
Guarantees of 9.000% Senior Notes due 2019	$1,500,000,000	—	None(4)
Guarantees of 7.875% Senior Secured Notes due 2019	$1,500,000,000	—	None(4)
Guarantees of 9.875% Senior Notes due 2019	$1,000,000,000	—	None(4)
Guarantees of 6.875% Senior Secured Notes due 2021	$1,000,000,000	—	None(4)
Guarantees of 8.250% Senior Notes due 2021	$1,000,000,000	—	None(4)

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f) promulgated under the Securities Act of 1933.

(2)	The amount of the registration fee was calculated based on the noon buying rate on October 28, 2011 of €1 = $1.4164.

(3)	See the following page for a table of guarantor registrants.

(4)	Pursuant to Rule 457(n) promulgated under the Securities Act of 1933, no separate filing fee is required for the guarantors.

(5)	Previously paid.

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

TABLE OF ADDITIONAL REGISTRANTS

State or Other
Jurisdiction of
Exact Name of Additional	Incorporation or	I.R.S. Employer
Registrant as Specified in its Charter*	Organization	Identification Number

Whakatane Mill Australia Pty Limited	Australia	Not Applicable
SIG Austria Holding GmbH	Austria	Not Applicable
SIG Combibloc GmbH	Austria	Not Applicable
SIG Combibloc GmbH & Co KG	Austria	Not Applicable
Closure Systems International (Brazil) Sistemas de Vedação Ltda.	Brazil	Not Applicable
SIG Beverages Brasil Ltda.	Brazil	Not Applicable
SIG Combibloc do Brasil Ltda.	Brazil	Not Applicable
CSI Latin American Holdings Corporation	The British Virgin Islands	Not Applicable
Graham Packaging PX Company	California	95-3571918
Graham Packaging PX, LLC	California	95-3585385
Evergreen Packaging Canada Limited	Canada	Not Applicable
Pactiv Canada Inc.	Canada	Not Applicable
CSI Closure Systems Manufacturing de Centro America, Sociedad de Responsabilidad Limitada	Costa Rica	Not Applicable
Baker’s Choice Products, Inc.	Delaware	54-1440852
BCP/Graham Holdings L.L.C.	Delaware	52-2076130
Blue Ridge Holding Corp.	Delaware	13-4058526
Blue Ridge Paper Products Inc.	Delaware	56-2136509
Closure Systems International Americas, Inc.	Delaware	13-4307216
Closure Systems International Holdings Inc.	Delaware	77-0710458
Closure Systems International Inc.	Delaware	25-1564055
Closure Systems International Packaging Machinery Inc.	Delaware	25-1533420
Closure Systems Mexico Holdings LLC	Delaware	74-3242904
CSI Mexico LLC	Delaware	74-3242901
CSI Sales & Technical Services Inc.	Delaware	77-0710454
Evergreen Packaging Inc.	Delaware	20-8042663
Evergreen Packaging USA Inc.	Delaware	76-0240781
Evergreen Packaging International (US) Inc.	Delaware	33-0429774
GPACSUB LLC	Delaware	26-1127569
GPC Capital Corp. I	Delaware	23-2952403
GPC Capital Corp. II	Delaware	23-2952404
GPC Opco GP, LLC	Delaware	23-2952405
GPC Sub GP LLC	Delaware	23-2952400
Graham Packaging Acquisition Corp.	Delaware	75-3168236
Graham Packaging Company Inc.	Delaware	52-2076126
Graham Packaging Company, L.P.	Delaware	23-2786688
Graham Packaging LC, L.P.	Delaware	36-3735725
Graham Packaging LP Acquisition LLC	Delaware	27-3420362
Graham Packaging PET Technologies Inc.	Delaware	06-1088896
Graham Packaging Plastic Products Inc.	Delaware	95-2097550
Graham Packaging PX Holding Corporation	Delaware	59-1748223
Graham Packaging Regioplast STS Inc.	Delaware	34-1743397
Graham Packaging GP Acquisition LLC	Delaware	27-3420526

State or Other
Jurisdiction of
Exact Name of Additional	Incorporation or	I.R.S. Employer
Registrant as Specified in its Charter*	Organization	Identification Number

GPC Holdings LLC	Delaware	45-2814255
Pactiv Factoring LLC	Delaware	36-4402363
Pactiv Germany Holdings, Inc.	Delaware	36-4423878
Pactiv International Holdings Inc.	Delaware	76-0531623
Pactiv LLC	Delaware	36-2552989
Pactiv Management Company LLC	Delaware	36-2552989
Pactiv Retirement Administration LLC	Delaware	32-0286913
Pactiv RSA LLC	Delaware	36-4402361
PCA West Inc.	Delaware	76-0254972
Prairie Packaging, Inc.	Delaware	36-3461752
PWP Holdings, Inc.	Delaware	74-3183918
PWP Industries, Inc.	Delaware	74-3183917
RenPac Holdings Inc.	Delaware	45-3464426
Reynolds Consumer Products Holdings LLC	Delaware	77-0710450
Reynolds Consumer Products Inc.	Delaware	77-0710443
Reynolds Flexible Packaging Inc.	Delaware	77-0710437
Reynolds Food Packaging LLC	Delaware	20-1902916
Reynolds Group Holdings Inc.	Delaware	27-1086869
Reynolds Manufacturing, Inc.	Delaware	45-3412370
Reynolds Packaging Holdings LLC	Delaware	77-0710439
Reynolds Packaging Kama Inc.	Delaware	36-3916292
Reynolds Packaging LLC	Delaware	20-1902976
Reynolds Presto Products Inc.	Delaware	76-0170620
Reynolds Services Inc.	Delaware	27-0147082
SIG Combibloc Inc.	Delaware	56-1374534
SIG Holding USA, LLC	Delaware	22-2398517
Closure Systems International Deutschland GmbH	Germany	Not Applicable
Closure Systems International Holdings (Germany) GmbH	Germany	Not Applicable
Omni-Pac Ekco GmbH Verpackungsmittel	Germany	Not Applicable
Omni-Pac GmbH Verpackungsmittel	Germany	Not Applicable
Pactiv Deutschland Holdinggesellschaft mbH	Germany	Not Applicable
SIG Beteiligungs GmbH	Germany	Not Applicable
SIG Beverages Germany GmbH	Germany	Not Applicable
SIG Combibloc GmbH	Germany	Not Applicable
SIG Combibloc Holding GmbH	Germany	Not Applicable
SIG Combibloc Systems GmbH	Germany	Not Applicable
SIG Combibloc Zerspanungstechnik GmbH	Germany	Not Applicable
SIG Euro Holding AG & Co. KGaA	Germany	Not Applicable
SIG Information Technology GmbH	Germany	Not Applicable
SIG International Services GmbH	Germany	Not Applicable
SIG Asset Holdings Limited	Guernsey	Not Applicable
Closure Systems International (Hong Kong) Limited	Hong Kong	Not Applicable
Evergreen Packaging (Hong Kong) Limited	Hong Kong	Not Applicable
SIG Combibloc Limited	Hong Kong	Not Applicable

State or Other
Jurisdiction of
Exact Name of Additional	Incorporation or	I.R.S. Employer
Registrant as Specified in its Charter*	Organization	Identification Number

CSI Hungary Manufacturing and Trading Limited Liability Company Kft.	Hungary	Not Applicable
Closure Systems International Holdings (Japan) KK	Japan	Not Applicable
Closure Systems International Japan, Limited	Japan	Not Applicable
Southern Plastics Inc.	Louisiana	72-0631453
Beverage Packaging Holdings (Luxembourg) I S.A.	Luxembourg	Not Applicable
Beverage Packaging Holdings (Luxembourg) III S.à r.l.	Luxembourg	Not Applicable
Beverage Packaging Holdings (Luxembourg) IV S.à r.l.	Luxembourg	Not Applicable
Evergreen Packaging (Luxembourg) S.à r.l.	Luxembourg	Not Applicable
Bienes Industriales del Norte, S.A. de C.V.	Mexico	Not Applicable
CSI en Ensenada, S. de R.L. de C.V.	Mexico	Not Applicable
CSI en Saltillo, S. de R.L. de C.V.	Mexico	Not Applicable
CSI Tecniservicio, S. de R.L. de C.V.	Mexico	Not Applicable
Evergreen Packaging Mexico, S. de R.L. de C.V.	Mexico	Not Applicable
Grupo Corporativo Jaguar, S.A. de C.V.	Mexico	Not Applicable
Grupo CSI de Mexico, S. de R.L. de C.V.	Mexico	Not Applicable
Pactiv Foodservice Mexico, S. de R.L. de C.V.	Mexico	Not Applicable
Pactiv Mexico, S. de R.L. de C.V.	Mexico	Not Applicable
Reynolds Metals Company de Mexico, S. de R.L. de C.V.	Mexico	Not Applicable
Técnicos de Tapas Innovativas, S.A. de C.V.	Mexico	Not Applicable
Servicios Industriales Jaguar, S.A. de C.V.	Mexico	Not Applicable
Servicio Terrestre Jaguar, S.A. de C.V.	Mexico	Not Applicable
Ultra Pac, Inc.	Minnesota	41-1581031
Closure Systems International B.V.	The Netherlands	Not Applicable
Evergreen Packaging International B.V.	The Netherlands	Not Applicable
Reynolds Consumer Products International B.V.	The Netherlands	Not Applicable
Reynolds Packaging International B.V.	The Netherlands	Not Applicable
Newspring Industrial Corp.	New Jersey	22-3256117
Whakatane Mill Limited	New Zealand	Not Applicable
BRPP, LLC	North Carolina	56-2206100
Graham Packaging Minster LLC	Ohio	56-2595198
Dopaco, Inc.	Pennsylvania	23-2106485
Graham Packaging Holdings Company	Pennsylvania	23-2553000
Graham Recycling Company, L.P.	Pennsylvania	23-2636186
SIG allCap AG	Switzerland	Not Applicable
SIG Combibloc Group AG	Switzerland	Not Applicable
SIG Combibloc Procurement AG	Switzerland	Not Applicable
SIG Combibloc (Schweiz) AG	Switzerland	Not Applicable
SIG Reinag AG	Switzerland	Not Applicable
SIG Schweizerische Industrie-Gesellschaft AG	Switzerland	Not Applicable
SIG Technology AG	Switzerland	Not Applicable
SIG Combibloc Ltd.	Thailand	Not Applicable
Closure Systems International (UK) Limited	United Kingdom	Not Applicable
IVEX Holdings, Ltd.	United Kingdom	Not Applicable

State or Other
Jurisdiction of
Exact Name of Additional	Incorporation or	I.R.S. Employer
Registrant as Specified in its Charter*	Organization	Identification Number

J. & W. Baldwin (Holdings) Limited	United Kingdom	Not Applicable
Kama Europe Limited	United Kingdom	Not Applicable
Omni-Pac U.K. Limited	United Kingdom	Not Applicable
Reynolds Consumer Products (UK) Limited	United Kingdom	Not Applicable
Reynolds Subco (UK) Limited	United Kingdom	Not Applicable
SIG Combibloc Limited	United Kingdom	Not Applicable
SIG Holdings (UK) Limited	United Kingdom	Not Applicable
The Baldwin Group Limited	United Kingdom	Not Applicable
Graham Packaging West Jordan, LLC	Utah	04-3642518

*	The address and telephone number for each of the additional registrants is c/o Reynolds Group Holdings Limited Level Nine, 148 Quay Street, Auckland 1010 New Zealand, Attention: Joseph Doyle, telephone: +64 (9) 366-6259. The name and address, including zip code, of the agent for service for each additional registrant is Reynolds Group Issuer Inc. c/o National Registered Agents, Inc., 160 Greentree Drive, Suite 101, Dover, Delaware 19904, telephone: (804) 281-2630.

The information contained in this prospectus is not complete and may be changed. We may not complete this exchange offer or issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 11, 2012
PROSPECTUS

Reynolds Group Issuer Inc.
Reynolds Group Issuer LLC
Reynolds Group Issuer (Luxembourg) S.A.

Offer to Exchange

$1,125,000,000 Outstanding 7.750% Senior Secured Notes due 2016 and Related Guarantees for
$1,125,000,000 Registered 7.750% Senior Secured Notes due 2016 and Related Guarantees

€450,000,000 Outstanding 7.750% Senior Secured Notes due 2016 and Related Guarantees for
€450,000,000 Registered 7.750% Senior Secured Notes due 2016 and Related Guarantees

$1,000,000,000 Outstanding 8.500% Senior Notes due 2018 and Related Guarantees for
$1,000,000,000 Registered 8.500% Senior Notes due 2018 and Related Guarantees

$1,500,000,000 Outstanding 7.125% Senior Secured Notes due 2019 and Related Guarantees for
$1,500,000,000 Registered 7.125% Senior Secured Notes due 2019 and Related Guarantees

$1,500,000,000 Outstanding 9.000% Senior Notes due 2019 and Related Guarantees for
$1,500,000,000 Registered 9.000% Senior Notes due 2019 and Related Guarantees

$1,500,000,000 Outstanding 7.875% Senior Secured Notes due 2019 and Related Guarantees for
$1,500,000,000 Registered 7.875% Senior Secured Notes due 2019 and Related Guarantees

$1,000,000,000 Outstanding 9.875% Senior Notes due 2019 and Related Guarantees for
$1,000,000,000 Registered 9.875% Senior Notes due 2019 and Related Guarantees

$1,000,000,000 Outstanding 6.875% Senior Secured Notes due 2021 and Related Guarantees for
$1,000,000,000 Registered 6.875% Senior Secured Notes due 2021 and Related Guarantees

and

$1,000,000,000 Outstanding 8.250% Senior Notes due 2021 and Related Guarantees for
$1,000,000,000 Registered 8.250% Senior Notes due 2021 and Related Guarantees

Reynolds Group Issuer Inc., or the “US Issuer,” Reynolds Group Issuer LLC, or the “US Co-Issuer,” and Reynolds Group Issuer (Luxembourg) S.A., or the “Lux Issuer,” which collectively we refer to as the “Issuers,” are offering to exchange the old notes, as defined in this prospectus, for a like principal amount of new notes, as defined in this prospectus. We refer to this offer as the “exchange offer.”

The terms of the new notes of each series are identical in all material respects to the terms of the old notes of the same series, except that, among other differences, the new notes are registered under the Securities Act of 1933, as amended, which we refer to as the “Securities Act,” and the transfer restrictions and registration rights relating to the old notes will not apply to the new notes. The old notes and the new notes are joint and several obligations of the Issuers. The new notes will be issued under the same indenture governing the old notes of the same series. See “Description of the 2009 Notes — General,” “Description of the May 2010 Notes — General,” “Description of the October 2010 Senior Secured Notes — General,” “Description of the October 2010 Senior Notes — General,” “Description of the February 2011 Senior Secured Notes — General,” “Description of the February 2011 Senior Notes — General,” “Description of the August 2011 Senior Secured Notes — General” and “Description of the August 2011 Senior Notes — General.”

The exchange offer will expire at 5:00 p.m., New York City time, on          , 2012, which date and time we refer to as the “expiration date,” unless the Issuers extend the expiration date, in which case “expiration date” means the latest date and time to which the exchange offer is extended. You should read the section called “The Exchange Offer” for further information on how to exchange your old notes for new notes.

The old notes and the new notes are guaranteed (subject to certain customary guarantee release provisions set forth in the indentures governing the notes), on a joint and several basis, by Reynolds Group Holdings Limited, or “RGHL,” Beverage Packaging Holdings (Luxembourg) I S.A., or “BP I,” and certain of BP I’s subsidiaries that, subject to certain exceptions, are borrowers under, or guarantee the Senior Secured Credit Facilities (as defined herein) of RGHL, BP I and certain subsidiaries of BP I, which collectively we refer to as the “guarantors.” Each guarantor is 100% owned by RGHL. The registration statement, of which this prospectus forms a part, registers the guarantees as well as the notes. Both the senior secured notes and the senior notes and the related guarantees are senior obligations of the Issuers and the guarantors and the senior secured notes are secured on a first lien priority basis by existing and future assets of certain of the guarantors, including RGHL and certain of its subsidiaries, as described in this prospectus. In the event of enforcement of the liens securing the senior secured notes, the proceeds thereof will be applied (subject to repaying certain agent and transfer fees and costs of enforcement) first to repay on a ratable basis the senior secured notes and the other indebtedness secured on a first lien priority basis by those liens, including under BP I’s and its subsidiaries’ senior secured credit facilities. The priority of all liens securing the senior secured notes and the related guarantees is subject to certain exceptions and prior permitted liens.

See “Risk Factors” beginning on page 49 for a discussion of risk factors that you should consider prior to tendering your old notes in the exchange offer.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for the old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Issuers have agreed that, for a period of

180 days after the expiration date, they will make this prospectus available to any exchanging dealer or initial purchaser and for a period of 90 days after the expiration day to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is          , 2012

NOTICE TO EEA INVESTORS

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) there shall be no offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except, with effect from and including the Relevant Implementation Date, an offer of notes may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) as permitted under the Prospectus Directive subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances which do not require the publication by the Issuers or any guarantor of a prospectus pursuant to Article 3(2) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any of the notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as this definition may have been amended in the Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

NOTICE TO CERTAIN NON-US INVESTORS

Austria.  The notes may be offered and sold in the Republic of Austria only in accordance with the provisions of Capital Markets Act (Kapitalmarktgesetz), the Banking Act (Bankwesengesetz), the Securities Supervision Act 2007 (Wertpapieraufsichtsgesetz 2007) of Austria and any other applicable Austrian law governing the offer and sale of the notes in the Republic of Austria. The notes have not been admitted for a public offer in Austria either under the provisions of the Capital Markets Act (Kapitalmarktgesetz), or the Investment Funds Act (Investmentfondsgesetz) or the Stock Exchange Act (Börsegesetz). Neither this document nor any other document in connection with the notes is a prospectus according to the Capital Markets Act (Kapitalmarktgesetz), the Stock Exchange Act (Börsegesetz) or the Investment Funds Act (Investmentfondsgesetz) and has therefore not been drawn up, audited, approved, pass-ported and/or published in accordance with the aforesaid acts. Consequently, the notes may not be, and are not being, offered, (re-)sold or otherwise transferred directly or indirectly by way of a public offering in the Republic of Austria. No steps may be taken that would constitute a public offer of the notes in Austria and the offer of the notes may not be advertised publicly in the Republic of Austria.

Brazil.  The notes have not been, and will not be, registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários). The notes may not be offered or sold in Brazil, except in circumstances that do not constitute a public offering or unauthorized distribution under Brazilian laws and regulations. The notes are not being offered into Brazil. Documents relating to the offering of the notes, as well as information contained therein, may not be supplied to the public in Brazil, nor be used in connection with any offer for subscription or sale of the notes to the public in Brazil.

Denmark.  This prospectus does not constitute a prospectus under Danish law or regulations and has not been and will not be filed with or approved by the Danish Financial Supervisory Authority or any other regulatory authority in Denmark, and the notes have not been and are not intended to be listed on a Danish stock exchange or a Danish authorized market place. Furthermore, the notes have not been and will not be

i

offered to the public in Denmark. Consequently, this prospectus may not be made available nor may the notes otherwise be marketed or offered for sale directly or indirectly in Denmark, except to qualified investors within the meaning of, or otherwise in compliance with an exemption set forth in, Executive Order No. 306 of April 28, 2005.

France.  The notes have not been and will not be offered or sold, directly or indirectly, to the public in France (offre au public de titres financiers), and no offering or marketing materials relating to the notes must be made available or distributed in any way that would constitute, directly or indirectly, an offer to the public in France.

The notes may only be offered or sold in France to qualified investors (investisseurs qualifiés) and/or to a limited group of investors (cercle restreint d’investisseurs) as defined in and in accordance with articles L.411-1, L.411-2 and D.411-1 to D.411-3 of the French Code monétaire et financier and article 211-2 of the Règlement Général of the French financial market authority (Autorité des Marchés Financiers).

Prospective investors are informed that:

•	this prospectus has not been submitted for clearance to the Autorité des Marchés Financiers;

•	in compliance with article D.411-1 of the French Code monétaire et financier, any investors subscribing for the notes should be acting for their own account; and

•	the direct and indirect distribution or sale to the public of the notes acquired by them may only be made in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 of the French Code monétaire et financier.

Germany.  The notes may be offered and sold in the Federal Republic of Germany only in accordance with the provisions of the Securities Prospectus Act of the Federal Republic of Germany (Wertpapierprospektgesetz, WpPG) and any other applicable German law. This prospectus has not been and will not be filed with or approved by the German Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin) or any other regulatory authority in Germany, and the notes have not been and will not be admitted for public offering in Germany. Consequently, in Germany the notes will only be available to, and this prospectus and any other offering material in relation to the notes is directed only at, persons who are qualified investors (qualifizierte Anleger) within the meaning of Section 2 No. 6 of the Securities Prospectus Act. Any resale of the notes in Germany may only be made in accordance with the Securities Prospectus Act and other applicable German laws.

Hungary.  The offering of the notes is not a public offering in the Republic of Hungary. Therefore, no license has been and will be issued by the Hungarian Financial Supervisory Authority or any other authority for the public offering of the notes in Hungary. Any marketing, subsequent transfer or on-sale of the notes must be carried out in accordance with the private placement exemptions of the Capital Markets Act (Act CXX of 2001) and any other applicable Hungarian law.

Ireland.  This document does not comprise a prospectus for the purposes of the Investment Funds, Companies and Miscellaneous Provisions Act 2005 of Ireland, the Prospectus (Directive 2003\71\EC) Regulations 2005 of Ireland or the Prospectus Rules issued by the Central Bank of Ireland in March 2006. No person may: (i) underwrite the issue of, or place, the notes, otherwise than in conformity with the provisions of the Irish Investment Intermediaries Act 1995 (as amended), including, without limitation, Sections 9 and 23 thereof and any codes of conduct rules made under Section 37 thereof, and the provisions of the Investor Compensation Act 1998; (ii) underwrite the issue of, or place, the notes, otherwise than in conformity with the provisions of the Irish Central Bank Acts 1942-2003 (as amended) and any codes of conduct rules made under Section 117(1) thereof; and (iii) underwrite the issue of, or place, or otherwise act in Ireland in respect of, the notes, otherwise than in conformity with the provisions of the Irish Market Abuse (Directive 2003/6/EC) Regulations 2005 and any rules issued by The Central Bank of Ireland pursuant thereto.

Italy.  The offering of the notes has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) (the Italian Securities Exchange Commission), in accordance with Italian securities legislation and, accordingly, in the Republic of Italy the notes may not be offered, sold or delivered, nor may copies of the prospectus or of any other document relating to the notes be distributed in the Republic of Italy, except:

•	to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998 (“Regulation 11522”), as amended; or

•	in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the “Financial Services Act”) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended; and

provided, however, that any such offer, sale or delivery of notes or distribution of copies of this prospectus or any other document relating to the notes in the Republic of Italy must:

•	be made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of September 1, 1993 (the “Banking Act”), the Financial Services Act, Regulation 11522 and any other applicable laws and regulations;

•	be conducted in accordance with any relevant limitations or procedural requirements that CONSOB may impose upon the offer or sale of the notes, and

•	be made in compliance with any and all other applicable laws and regulations.

Grand Duchy of Luxembourg.  The notes may not be offered or sold within the territory of the Grand Duchy of Luxembourg unless:

• a prospectus has been duly approved by the Commission de Surveillance du Secteur Financier in accordance with the Law of 10 July 2005 on prospectuses for securities as amended from time to time (the “Prospectus Law”) and implementing Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003 on the prospectus to be published when securities are offered to the public or admitted to trading (the “Prospectus Directive”) and any Luxembourg law which will implement Directive 2010/73/EU of 24 November 2010 (the “PD Amending Directive”) if Luxembourg is a home member state (as defined in the Prospectus Law); or

• if Luxembourg is not the home member State, the Commission de Surveillance du Secteur Financier has been notified by the competent authority in the home member state that the prospectus has been duly approved in accordance with the Prospectus Directive and the PD Amending Directive; or

• the offer is made to (i) legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, or (ii) a legal entity which has two or more of (1) an average of at least 250 employees during the financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000 as shown in its last annual or consolidated published accounts, or the offer benefits from any other exemption to or constitutes a transaction otherwise not subject to, the requirement to publish a prospectus.

Spain.  The notes may not be offered or sold in Spain except in accordance with the requirements of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), as amended and restated, and Royal Decree 1310/2005 (Real Decreto 1310/2005, de 4 de noviembre de 2005, en materia de admisión a negociación de valores en mercados secundarios oficiales, de ofertas públicas de venta o suscripción y del folleto exigible a tales efectos), as amended and restated, and the decrees and regulations made thereunder. The notes may not be sold, offered or distributed to persons in Spain except in circumstances which do not constitute an offer of securities in Spain within the meaning of the Spanish Securities Market Law and further relevant legislation. This prospectus has not been registered with the

Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores) and therefore it is not intended for the offering or sale of the notes in Spain.

Switzerland.  The notes may be offered in Switzerland on the basis of a private placement and not as a public offering. The notes will neither be listed on the SIX Swiss Exchange or any other stock exchange or regulated trading facility in Switzerland, nor are they subject to Swiss Law. This prospectus does not constitute a prospectus within the meaning of Art. 1156 of the Swiss Federal Code of Obligations, Art. 27, et seqq. of the Listing Rules of the SIX Swiss Exchange or the listing rules of any other stock exchange or regulated trading facility in Switzerland, and does not comply with the Directive for notes of Foreign Borrowers of the Swiss Bankers Association. Neither this document nor any other offering or marketing material relating to the notes or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering of the notes, the issuers of the notes or the notes have been or will be registered with the Swiss Financial Market Supervisory Authority (FINMA) or any other Swiss authority for any purpose whatsoever.

United Kingdom.  This document is only being distributed to and is only directed at (1) persons who are outside the United Kingdom or (2) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (“the Order”) or (3) high net worth entities, and other persons to whom it may lawfully be communicated falling within Article 49(2) (a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The exchange notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such exchange notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

MARKET DATA

We operate in markets for which it is difficult to obtain precise and current industry and market information. All statements made in this prospectus regarding our position in the markets in which we operate, including market data, certain economics data and forecasts, were estimated or derived based upon assumptions we deem reasonable and from our own research, surveys or studies conducted by third parties, and other industry or general publications. There is no single third party source for any of our market shares or total market size. Industry publications and surveys generally state that they have obtained information from sources believed to be reliable. While we believe that each of these studies and publications is reliable, we have not independently verified data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, we believe our internal research with respect to our markets is reliable, but it has not been verified by any independent sources. Historical data on the food and beverage packaging manufacturing market do not have a universally recognized authoritative source.

In addition, in many cases we have made statements in this prospectus regarding our markets and our position in such markets based on our experience and investigation of market conditions. None of our internal surveys or information has been verified by any independent sources.

TRADEMARKS

As used in this prospectus, Combibloc®, Combifittm, Combishape®, Diamond®, Evergreen Packaging®, Kordite®, Presto®, Reynolds®, Reynolds Wrap®, Hefty®, Hefty® Baggies®, Hefty® Cinch Sak®, Hefty® EZ Foil®, Hefty® Odor Block®, Hefty® OneZip®, Hefty® The Gripper®, Hefty® Zoo Pals®, Monosorb®, SurShot®, Escape®, G-Lite® and SlingShottm are trademarks of our different businesses. This prospectus also refers to brand names, trademarks or service marks of other companies. All brand names and other trademarks or service marks cited in this prospectus are the property of their respective holders.

We have not authorized anyone to give you any information or to make any representations about the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representation about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer to sell securities under applicable law.

In making an investment decision, investors must rely on their own examination of our business and the terms of the offering, including the merits and risks involved. These securities have not been recommended by any federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this document. Any representation to the contrary is a criminal offense.

In connection with the exchange offer, we have filed with the Securities and Exchange Commission, or the “SEC,” a registration statement on Form F-4, under the Securities Act, relating to the new notes to be issued in the exchange offer. As permitted by SEC rules, this prospectus does not contain all the information included in the registration statement. For a more complete understanding of the exchange offer, you should refer to the registration statement, including its exhibits.

The public may read and copy any reports or other information that we file with the SEC. Such filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. The SEC’s Internet address is included in this prospectus as an inactive textual reference only. You may also read and copy any document that we file with the SEC at its public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. You may also obtain a copy of the registration statement relating to the exchange offer and other information that we file with the SEC at no cost by calling us or writing to us at the following address:

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
Attention: Joseph Doyle
+64 (9) 366-6259

In order to obtain timely delivery of such materials, you must request documents from us no later than five business days before you must make your investment decision or at the latest by          , 2012.

v

SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. You should read this entire prospectus carefully, including “Summary — Presentation of Financial Information,” “Risk Factors,” “Special Note of Caution Regarding Forward-Looking Statements,” and “Operating and Financial Review and Prospects.”

In this prospectus, unless otherwise indicated or the context otherwise requires (a) references to “we,” “us” or “our” are to RGHL and its consolidated subsidiaries, (b) references to “Graham Packaging” are to Graham Packaging Company Inc. and, unless the context otherwise requires, its consolidated subsidiaries and (c) references to the “RGHL Group” are to RGHL and its consolidated subsidiaries. We describe the six segments that comprise the RGHL Group following the consummation of the Graham Packaging Acquisition ((i) our aseptic carton packaging segment, or “SIG,” (ii) our fresh carton packaging, liquid packaging board, carton board and freesheet segment, or “Evergreen,” (iii) our caps and closures segment, or “Closures,” (iv) our consumer products segment, or “Reynolds Consumer Products,” (v) our foodservice packaging segment, or “Pactiv Foodservice,” and (vi) our custom blow molded plastic container segment, or “Graham Packaging”) as if they were the RGHL Group’s segments for all historical periods described in this prospectus, unless otherwise indicated.

For a discussion of the terms used to describe our transactions (e.g. “2012 Refinancing Transactions,” “Graham Packaging Change of Control Offer,” “Graham Packaging Acquisition,” “Dopaco Acquisition,” “2011 Refinancing Transactions,”“Pactiv Acquisition,” “Reynolds Foodservice Acquisition,” “Evergreen Acquisition,” “RGHL Acquisition,” “SIG Acquisition” and “Initial Evergreen Acquisition”), refer to “The Transactions.”

For ease of reference, you may also refer to the “Glossary of Selected Terms” for many of the defined terms used in this prospectus.

Our Company

We are a leading global manufacturer and supplier of consumer beverage and foodservice packaging products. We sell our products to customers globally, including to a diversified mix of leading multinational companies, large national and regional companies and small local businesses. We primarily serve the consumer food, beverage and foodservice market segments.

Our Segments

We operate through six segments: SIG, Evergreen, Closures, Reynolds Consumer Products, Pactiv Foodservice and Graham Packaging.

SIG Overview

SIG is a leading manufacturer of aseptic carton packaging systems for both beverage and liquid food products, ranging from juices and milk to soups and sauces. Aseptic carton packaging, most prevalent in Europe and Asia, is designed to allow beverages or liquid food to be stored for extended periods of time without refrigeration. SIG supplies complete aseptic carton packaging systems, which include aseptic filling machines, aseptic cartons, spouts, caps and closures and related services. SIG has a large global customer base with its largest presence in Europe.

Evergreen Overview

Evergreen is a vertically integrated, leading manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk end-markets. Fresh carton packaging, most predominant in North America, is designed for beverages that require a cold-chain distribution system, and therefore have a more limited shelf life than beverages in aseptic carton packaging. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other manufacturers. Evergreen also produces coated groundwood primarily for catalogs, inserts, magazine and commercial printing, as well as uncoated freesheet primarily for envelope, specialty and offset printing paper. Evergreen has a large customer base and operates primarily in North America.

Closures Overview

Closures is a leading manufacturer of plastic beverage caps and closures, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market. Closures’ products also serve the liquid dairy, food, beer and liquor and automotive fluid markets. In addition to supplying plastic caps and closures, Closures also offers high speed rotary capping equipment, which secure caps on a variety of packaging, and related services. Closures has a large global customer base with its largest presence in North America.

Reynolds Consumer Products Overview

Reynolds Consumer Products is a leading manufacturer in the U.S. of branded and store branded consumer products such as foil, wraps, waste bags, food storage bags, and disposable tableware and cookware. These products are typically used by consumers in their homes and are sold through a variety of retailers, including grocery stores, mass-merchandisers, warehouse clubs, drug stores, discount chains and military channels. Reynolds Consumer Products has a large customer base and operates primarily in North America.

Pactiv Foodservice Overview

Pactiv Foodservice is a leading manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups, molded fiber egg cartons, meat and poultry trays, plastic film and aluminum containers. Pactiv Foodservice distributes its foodservice and food packaging products through foodservice distributors, food processors, supermarket distributors, supermarkets and restaurants. Pactiv Foodservice has a large customer base and operates primarily in North America.

Graham Packaging Overview

Graham Packaging, including the operations and activities of Graham Packaging Holdings Company, or “Graham Holdings,” is a worldwide leader in the design, manufacture and sale of value-added, custom blow molded plastic containers for branded consumer products. We believe that Graham Packaging has the number one market share positions in North America for hot-fill juices, sports drinks/isotonics, yogurt drinks, liquid fabric care, dish detergents, motor oil and certain other products measured by volume based on our analysis of industry data. Graham Packaging operates in product categories where customers and end-users value the technology and innovation that Graham Packaging’s custom plastic containers offer as an alternative to traditional packaging materials such as glass, metal and paperboard.

Risk Factors

Our ability to successfully operate our business is subject to certain risks, including those that are generally associated with operating in the packaging industry. These risks include, but are not limited to, the following:

•	risks related to the future costs of energy, raw materials and freight;

•	risks related to our substantial outstanding third-party indebtedness of approximately $18,084 million as of December 31, 2011 after giving pro forma effect to the 2012 Refinancing Transactions;

•	risks related to our ability to service our current and future indebtedness for which we will have to spend approximately $1,450 million annually to service our indebtedness after giving pro forma effect to the 2012 Refinancing Transactions;

•	risks related to our other hedging activities which may result in significant losses and in period-to-period earnings volatility;

•	risks related to our suppliers of raw materials and any interruption in our supply of raw materials;

•	risks related to downturns in our target markets;

•	risks related to dependence on the protection of our intellectual property and the development of new products;

•	risks related to the consolidation of our customer bases, competition and pricing pressure;

•	risks related to the impact of a loss of one of our key manufacturing facilities;

•	risks related to our exposure to environmental liabilities and potential changes in legislation or regulation;

•	risks related to complying with environmental, health and safety laws or as a result of satisfying any liability or obligation imposed under such laws;

•	risks related to changes in consumer lifestyle, eating habits, nutritional preferences and health-related and environmental concerns that may harm our business and financial performance;

•	risks related to other factors discussed or referred to in this prospectus, including in the section titled “Risk Factors.”

We operate in a very competitive and rapidly changing environment. Investing in the notes involves substantial risk. You should consider carefully all of the information in this prospectus and, in particular, you should evaluate the specific risk factors set forth in the “Risk Factors” section of this prospectus in evaluating the exchange offer and making a decision whether to invest in the new notes.

Recent Developments

The 2012 Refinancing Transactions

On February 15, 2012, the Issuers completed the sale of $1,250 million aggregate principal amount of the February 2012 Notes in a private offering. The February 2012 Notes will mature on August 15, 2019.

The net proceeds from the offering of the February 2012 Notes were used to refinance the $14 million outstanding aggregate principal amount of the 8.250% Senior Notes due 2017, or the “Graham Packaging 2017 Notes,” the $19 million outstanding aggregate principal amount of the 8.250% Senior Notes due 2018, or the “Graham Packaging 2018 Notes,” and the $355 million outstanding aggregate principal amount of the 9.875% Senior Subordinated Notes due 2014, or the “Graham Packaging Senior Subordinated Notes,” which together with the Graham Packaging 2017 Notes and the Graham Packaging 2018 Notes, we refer to as the “Graham Packaging Notes,” each issued by RGHL’s wholly-owned subsidiaries, Graham Packaging Company, L.P. and GPC Capital Corp. I, and the $249 million outstanding aggregate principal amount of the 5.875% Notes due 2012, or the “Pactiv 2012 Notes,” issued by RGHL’s wholly-owned subsidiary, Pactiv LLC (“Pactiv”) and pay fees associated with the early repayment of these notes, by depositing funds, on February 15, 2012, with the trustees of the Graham Packaging Notes and of the Pactiv 2012 Notes, respectively, to satisfy and discharge their obligations pursuant to the indentures governing these notes. In addition, the issuers of the Graham Packaging Notes and of the Pactiv 2012 Notes redeemed such notes on March 16, 2012. RGHL intends to use the remaining net proceeds from the offering of the February 2012 Notes for general corporate purposes.

On March 20, 2012 Graham Holdings and certain of its U.S. subsidiaries guaranteed the Senior Secured Credit Facilities, the notes, the February 2012 Notes and the 2007 Notes and provided security for the Senior Secured Credit Facilities and the secured notes.

Other

In January 2012, the RGHL Group sold the Pactiv Foodservice laminating operations in Louisville, Kentucky. The assets and liabilities of this operation are reported as held for sale in our December 31, 2011 statement of financial position. Cash proceeds from the sale were $80 million (subject to customary post-closing working capital adjustments) resulting in an estimated gain on sale of $66 million.

Our Strategic Owner

We are part of a group of private companies based in New Zealand that are wholly-owned by Mr. Graeme Hart, our strategic owner.

Between January 31, 2007 and August 1, 2007, entities beneficially owned by Mr. Graeme Hart acquired the businesses that now constitute our Evergreen segment in a series of transactions for $618 million. On May 4, 2010, we acquired the equity of the businesses that now constitute our Evergreen segment from these entities for a total purchase price of $1,612 million. The purchase price was paid to entities controlled by Mr. Graeme Hart.

Through a series of acquisitions that occurred from February 29, 2008 to July 31, 2008, certain entities beneficially owned by Mr. Graeme Hart acquired from Alcoa Inc. the businesses that now constitute our Closures segment, our Reynolds consumer products business and our Reynolds foodservice packaging business for a total purchase price of $2.7 billion.

On November 5, 2009, we acquired the equity of the businesses that now constitute our Closures segment for a total purchase price of $708 million and our Reynolds consumer products business for a total purchase price of $984 million from these entities. The purchase price was paid to entities controlled by Mr. Graeme Hart.

On September 1, 2010, we acquired the equity of the businesses that now constitute our Reynolds foodservice packaging business from these entities for a total purchase price of $342 million. The purchase price was paid to entities controlled by Mr. Graeme Hart.

In each case, the difference between the consideration paid to initially acquire a business from a third-party and the consideration paid by the RGHL Group to acquire the same business from entities that are beneficially owned by Mr. Graeme Hart reflects changes in fair value. The changes in fair value of the net assets acquired plus debt issued from the original purchase price relate to indebtedness assumed as well as changes in the underlying value of the equity of the business. The change in the underlying value of the business relates to the realization of the cost savings initiatives and operational synergies combined with improvements in industry and general market conditions. Cash payments made by us to acquire these businesses either reduced our available cash or were funded by increases in the principal amount of our outstanding indebtedness.

RGHL

Reynolds Group Holdings Limited was incorporated under the Companies Act 1993 of New Zealand on May 30, 2006. Its registered office is located at Level Nine, 148 Quay Street, Auckland 1010 New Zealand, and its telephone number is +64 (9) 366-6259.

The Issuers

US Issuer is a corporation, incorporated under the laws of the State of Delaware, United States, on September 29, 2009 as an indirect special purpose finance subsidiary of RGHL to facilitate the offering of the notes. Other than its financing activities as a co-issuer of the notes, US Issuer has no material assets, operations or revenue. Accordingly, we have not included any financial statements or other information about the US Issuer. Its registered office is located at 160 Greentree Drive, Suite 101, Dover, Delaware 19904, and its telephone number is (804) 281-2630.

US Co-Issuer is a limited liability company formed under the laws of the State of Delaware, United States, on September 17, 2009 as an indirect special purpose finance subsidiary of RGHL to facilitate the offering of the notes. Other than its financing activities as a co-issuer of the notes, US Co-Issuer has no material assets (other than certain intercompany loans), operations or revenue. Accordingly, we have not included any financial statements or other information about the US Co-Issuer. Its registered office is located at 160 Greentree Drive, Suite 101, Dover, Delaware 19904, and its telephone number is (804) 281-2630.

Lux Issuer is a public limited liability company (société anonyme), formed under the laws of Luxembourg on September 24, 2009 as an indirect special purpose finance subsidiary of RGHL to facilitate the offering of the notes. Other than its financing activities as a co-issuer of the notes, Lux Issuer has no material assets (other than certain intercompany loans), operations or revenue. Accordingly, we have not included any financial statements or other information about the Lux Issuer. Its registered office is located at 6C Rue Gabriel Lippmann, L-5365 Munsbach, Grand Duchy of Luxembourg, and its telephone number is +352-26-258-8883.

Corporate Structure

RGHL is a holding company that conducts its business operations through its controlled entities. The following diagram provides a simplified overview of our corporate structure. For a detailed list of RGHL’s controlled entities (including the guarantors of the notes), their country of incorporation and the proportion of ownership and voting interest held, directly or indirectly, in them by RGHL, refer to Annex A to this prospectus. Unless indicated below, all depicted entities are issuers or guarantors of the notes.

The following diagram sets forth a summary of our corporate structure and certain financing arrangements. The 7.750% senior secured notes due 2016, or the “2009 Notes,” the 8.500% senior notes due 2018, or the “May 2010 Notes,” the 7.125% senior secured notes due 2019, or the “October 2010 Senior Secured Notes,” the 9.000% senior notes due 2019, or the “October 2010 Senior Notes,” which together with the October 2010 Senior Secured Notes, we refer to as the “October 2010 Notes,” the 6.875% senior secured notes due 2021, or the “February 2011 Senior Secured Notes,” the 8.250% senior notes due 2021, or the “February 2011 Senior Notes,” which together with the February 2011 Senior Secured Notes, we refer to as the “February 2011 Notes,” the 7.875% senior secured notes due 2019, or the “August 2011 Senior Secured Notes,” and the 9.875% senior notes due 2019 (originally issued on August 9, 2011), or the “August 2011 Senior Notes,” which together with the August 2011 Senior Secured Notes, we refer to as the “August 2011 Notes,” are being registered in connection with this offering.

The (i) 8.0% senior notes due 2016 issued by Beverage Packaging Holdings (Luxembourg) S.A., or “BP II,” or the “2007 Senior Notes,” the 9.5% senior subordinated notes due 2017 issued by BP II, or the “2007 Senior Subordinated Notes,” which together with the 2007 Senior Notes, we refer to as the “2007 Notes,” (ii) the 8.135% Debentures due 2017, the 6.400% Notes due 2018, the 7.950% Debentures due 2025 and the 8.375% Debentures due 2027, each issued by Pactiv, which collectively we refer to as the “Pactiv Notes,” and (iii) the 9.875% senior notes due 2019 (originally issued on February 15, 2012), or the “February 2012 Notes,” are not part of and are not being registered in connection with this offering.

For a summary of the debt obligations referenced in this diagram, see “Description of Certain Other Indebtedness and Intercreditor Agreements,” “Description of the 2009 Notes,” “Description of the May 2010 Notes,” “Description of the October 2010 Senior Secured Notes,” “Description of the October 2010 Senior Notes,” “Description of the February 2011 Senior Secured Notes,” “Description of the February 2011 Senior Notes,” “Description of the August 2011 Senior Secured Notes” and “Description of the August 2011 Senior Notes.”

*	Does not guarantee the notes, the February 2012 Notes or our senior secured credit facilities.

Summary of the Terms of the Exchange Offer

The old notes were issued in private placement offerings made only to qualified institutional buyers pursuant to Rule 144A under the Securities Act, or “Rule 144A,” and to persons outside the United States pursuant to Regulation S under the Securities Act, or “Regulation S,” and accordingly were exempt from registration under the Securities Act. See “The Exchange Offer.”

Notes Offered	$1,125,000,000 aggregate principal amount of new 2009 Notes, which have been registered under the Securities Act.

€450,000,000 aggregate principal amount of new 2009 Notes, which have been registered under the Securities Act.

$1,000,000,000 aggregate principal amount of new May 2010 Notes, which have been registered under the Securities Act.

$1,500,000,000 aggregate principal amount of new October 2010 Senior Secured Notes, which have been registered under the Securities Act.

$1,500,000,000 aggregate principal amount of new October 2010 Senior Notes, which have been registered under the Securities Act.

$1,000,000,000 aggregate principal amount of new February 2011 Senior Secured Notes, which have been registered under the Securities Act.

$1,000,000,000 aggregate principal amount of new February 2011 Senior Notes, which have been registered under the Securities Act.

$1,500,000,000 aggregate principal amount of new August 2011 Senior Secured Notes, which have been registered under the Securities Act.

$1,000,000,000 aggregate principal amount of new August 2011 Senior Notes, which have been registered under the Securities Act.

We refer to (i) the outstanding 2009 Notes, the May 2010 Notes, October 2010 Notes, the February 2011 Notes and the August 2011 Notes as the “old notes” and the corresponding series of notes registered pursuant to this exchange offer as the “new notes,” (ii) the 2009 Notes, the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes and the August 2011 Senior Secured Notes as the “senior secured notes,” (iii) the May 2010 Notes, the October 2010 Senior Notes, the February 2011 Senior Notes and the August 2011 Senior Notes as the “senior notes” and (iv) the old notes and the new notes as the “notes.”

The terms of the new notes of each series are identical in all material respects to the terms of the old notes of the same series, except that the new notes are registered under the Securities Act and will not be subject to restrictions on transfer or provisions relating to additional interest, will bear a different CUSIP and ISIN number than the old notes of the same series, will not entitle their holders to registration rights and will be subject to terms relating to book-entry procedures and administrative terms relating to transfers that differ from those of the old notes.

The Exchange Offer	You may exchange old notes and the related guarantees of each series for a like principal amount of new notes and the related guarantees.

Resale of New Notes	Based on interpretations by the staff of the SEC as set forth in no-action letters issued to third parties (including Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), K-111 Communications Corporation (available May 14, 1993) and Shearman & Sterling (available July 2, 1993)), we believe that the new notes issued pursuant to the exchange offer may be offered for resale, resold and otherwise transferred by any holder of such new notes, other than any such holder that is a broker-dealer or an “affiliate” of us within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

• such new notes are acquired in the ordinary course of business;

• at the time of the commencement of the exchange offer such holder has no arrangement or understanding with any person to participate in a distribution of such new notes; and

• such holder is not engaged in and does not intend to engage in a distribution of such new notes.

By tendering old notes as described in “The Exchange Offers — Procedures for Tendering”, you will be making representations to this effect. If you fail to satisfy any of these conditions, you cannot rely on the position of the SEC set forth in the interpretive letters referred to above and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the new notes. You should read the discussion under the heading “The Exchange Offer” for further information regarding the exchange offer and resale of the new notes.

Registration Rights Agreement	We have undertaken the exchange offer pursuant to the terms of the registration rights agreements that the Issuers entered into with the initial purchasers of the old notes. See “The Exchange Offer — Purpose of the Exchange Offer.”

Consequences of Failure to Exchange the Old Notes	You will continue to hold old notes that remain subject to their existing transfer restrictions if:

• you do not tender your old notes; or

• you tender your old notes and they are not accepted for exchange.

With some limited exceptions, we will have no obligation to register the old notes after we consummate the exchange offer. See “The Exchange Offer — Terms of the Exchange Offer” and “The Exchange Offer — Consequences of Failure to Exchange.”

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on , 2012, unless we extend it, in which case “expiration date” means the latest date and time to which the exchange offer is extended.

Interest on the New Notes	The new notes of each series will accrue interest from the last interest payment date on which interest was paid on the old notes of the same series or, if no interest has been paid on the old notes of the same series, from the date of original issue of the old notes of the same series.

Conditions to the Exchange Offer	The exchange offer is subject to several customary conditions. We will not be required to accept for exchange, or to issue new notes in exchange for, any old notes, and we may terminate or amend the exchange offer, if we determine at any time before the expiration date that the exchange offer would violate applicable law, any applicable interpretation of the SEC or its staff or any order of any governmental agency or court of competent jurisdiction. The foregoing conditions are for our sole benefit and, except those conditions related to the receipt of government regulatory approvals necessary to consummate the exchange offer, will be satisfied or waived by us at or before the expiration of the exchange offer. In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any such old notes, if at any time any stop order is threatened or in effect with respect to:

• the registration statement of which this prospectus constitutes a part; or

• the qualification of the indenture governing the relevant notes under the Trust Indenture Act of 1939, as amended, which we refer to as the “Trust Indenture Act.”

See “The Exchange Offer — Conditions.” We reserve the right to terminate or amend the exchange offer at any time prior to the expiration date upon the occurrence of any of the foregoing events.

If we amend the exchange offer in a manner that we determine to constitute a material change, including the waiver of a material condition, we will promptly disclose the amendment in a manner reasonably calculated to inform the holders of outstanding notes of that amendment and we will extend the exchange offer if necessary so that at least five business days remain in the offer following notice of the material change.

Procedures for Tendering Old Dollar Denominated Notes	If you wish to participate in any of the exchange offers, you must submit required documentation and effect a tender of old notes pursuant to the procedures for book-entry transfer (or other applicable procedures), all in accordance with the instructions described in this prospectus and in the relevant letter of transmittal or electronic acceptance instruction. See “The Exchange Offers — Procedures for Tendering.”

Procedures for Tendering Old Euro Denominated Notes	Pursuant to their internal guidelines, Euroclear and Clearstream will automatically exchange old euro notes for new euro notes on behalf of the holders of the old euro notes. If you do not wish to participate in the exchange offer, the registered holder of old euro notes on the records of Euroclear or Clearstream must electronically instruct Euroclear or Clearstream, as the case may be, to “Take No Action”; otherwise such old euro notes will be tendered in the exchange offer, and you will be deemed to have agreed to be bound by the terms of the letter of transmittal. The exchange for old euro notes so tendered will only be made after a timely confirmation of a book-entry transfer of old euro notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message.

Holders that cannot make the representations contained in the letter of transmittal must electronically instruct Euroclear or Clearstream, as the case may be, to “Take No Action.”

Guaranteed Delivery Procedures	None.

Withdrawal Rights	Tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date. To withdraw a tender of old notes, a notice of withdrawal must be received by the exchange agent at its address set forth in “The Exchange Offer — Exchange Agent” prior to the expiration date. See “The Exchange Offer — Withdrawal of Tenders.”

Acceptance of Old Notes and Delivery of New Notes	Except in some circumstances, any and all old notes that are validly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date will be accepted for exchange. The new notes issued pursuant to the exchange offer will be delivered promptly after such acceptance. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes which, if accepted, would, in the opinion of counsel for us, be unlawful. See “The Exchange Offer — Terms of the Exchange Offer” and “The Exchange Offer — Acceptance of Old Notes for Exchange; Delivery of New Notes.”

Certain U.S. Federal Tax Considerations	We believe that the exchange of the old notes for the new notes will not constitute a taxable exchange for U.S. federal income tax purposes. See “Tax Considerations — Certain U.S. Tax Considerations.”

Exchange Agent	The Bank of New York Mellon is serving as the exchange agent for the notes.

Summary of the Terms of the New Notes

The terms of the new notes of each series are identical in all material respects to the terms of the old notes of the same series, except that the new notes:

•	are registered under the Securities Act and therefore will not be subject to restrictions on transfer;

•	will not be subject to provisions relating to additional interest;

•	will bear a different CUSIP and ISIN number than the old notes of the same series;

•	will not entitle their holders to registration rights; and

•	will be subject to terms relating to book-entry procedures and administrative terms relating to transfers that differ from those of the old notes.

Issuers	The new notes will be the joint and several obligations of Reynolds Group Issuer Inc., Reynolds Group Issuer LLC and Reynolds Group Issuer (Luxembourg) S.A.

Maturity Date	Each new note will mature on the same date as the old note for which it is being exchanged.

Interest Rates and Payment Dates	Each new note will bear interest accruing at the same coupon rate and payable at the same times as the old note for which it is being exchanged.

Guarantees	The old notes are and the new notes will be guaranteed (subject to certain customary guarantee release provisions set forth in the indentures governing the notes) on a senior and joint and several basis by RGHL, BP I and, subject to certain conditions and exceptions, by certain subsidiaries of BP I that are or will be borrowers under or guarantee or will guarantee the Senior Secured Credit Facilities. Non-U.S. subsidiaries of our U.S. subsidiaries do not and will not guarantee the notes. Each guarantor is 100% owned by RGHL. See “Description of the 2009 Notes — Note Guarantees,” “Description of the October 2010 Senior Secured Notes — Senior Secured Note Guarantees,” “Description of the February 2011 Senior Secured Notes — Senior Secured Note Guarantees,” “Description of the August 2011 Senior Secured Notes — Senior Secured Note Guarantees,” “Description of the 2009 Notes — Certain Covenants — Future Note Guarantors,” “Description of the October 2010 Senior Secured Notes — Certain Covenants — Future Senior Secured Note Guarantors,” “Description of the February 2011 Senior Secured Notes — Certain Covenants — Future Senior Secured Note Guarantors,” “Description of the August 2011 Senior Secured Notes — Certain Covenants — Future Senior Secured Note Guarantors,” “Description of the May 2010 Notes — Note Guarantees,” “Description of the October 2010 Senior Notes — Senior Note Guarantees,” “Description of the February 2011 Senior Notes — Senior Note Guarantees,” “Description of the August 2011 Senior Notes — Senior Note Guarantees,” “Description of the May 2010 Notes — Certain Covenants — Future Note Guarantors,” “Description of the October 2010 Senior Notes — Certain Covenants — Future Senior Note Guarantors,” “Description of the February 2011 Senior Notes — Certain Covenants — Future Senior

Note Guarantors” and “Description of the August 2011 Senior Notes — Certain Covenants — Future Senior Note Guarantors.” The laws of certain jurisdictions may limit the enforceability of certain guarantees with respect to both the senior secured notes and senior notes, and security with respect to the senior secured notes. See “Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes” and “Certain Insolvency and Other Local Law Considerations.”

We refer to our senior secured credit facilities, which consist of $2,256 million in senior secured term loans, €246 million in senior secured term loans, and a $120 million and €80 million senior secured revolving credit facility and, following the consummation of the Graham Packaging Transaction, $2,000 million in incremental U.S. term loans borrowed to finance the Graham Packaging Acquisition, as the “Senior Secured Credit Facilities.”

Ranking

Senior Secured Notes	Each series of senior secured notes is a senior secured obligation of the Issuers and:

• is effectively senior to all existing and future unsecured indebtedness of the Issuers to the extent of the value of the collateral securing such series of senior secured notes;

• ranks pari passu in right of payment with all existing and future senior indebtedness of the Issuers, including indebtedness under, or in respect to their guarantees of, each other series of senior secured notes, the senior notes, the February 2012 Notes and the Senior Secured Credit Facilities;

• is effectively subordinated to the other First Lien Obligations (as defined in “Description of the 2009 Notes — Certain Definitions,” “Description of the October 2010 Senior Secured Notes — Certain Definitions,” “Description of the February 2011 Senior Secured Notes — Certain Definitions” and “Description of the August 2011 Senior Secured Notes — Certain Definitions”) of the Issuers, including amounts outstanding under the Senior Secured Credit Facilities, to the extent such First Lien Obligations are secured by property that does not also secure such series of senior secured notes to the extent of the value of all such property;

• is senior in right of payment to all existing and future subordinated indebtedness of the Issuers, including the Issuers’ respective guarantees of the 2007 Senior Subordinated Notes; and

• is effectively subordinated to all claims of creditors, including trade creditors, and claims of preferred stockholders (if any) of each of the subsidiaries of RGHL (including BP II) that is not a guarantor.

The guarantees related to each series of senior secured notes are senior obligations of each guarantor and:

• are effectively senior to all existing and future unsecured indebtedness of the guarantors that have provided security interests in respect of their assets to the extent of the value of the collateral securing such series of senior secured notes;

• rank pari passu in right of payment with all existing and future senior indebtedness of such guarantor, including indebtedness under, or in respect to its guarantee of, each other series of senior secured notes, the senior notes, the February 2012 Notes and the Senior Secured Credit Facilities;

• are effectively subordinated to the other First Lien Obligations (as defined in “Description of the 2009 Notes — Certain Definitions,” “Description of the October 2010 Senior Secured Notes — Certain Definitions,” “Description of the February 2011 Senior Secured Notes — Certain Definitions” and “Description of the August 2011 Senior Secured Notes — Certain Definitions”) of such guarantor (including indebtedness of such guarantor outstanding under, or with respect to its guarantee of, the Senior Secured Credit Facilities) to the extent such First Lien Obligations are secured by property that does not also secure the senior secured notes to the extent of the value of all such property; and

• are senior in right of payment to all existing and future subordinated indebtedness of such guarantor, including such guarantor’s guarantee of the 2007 Senior Notes and the 2007 Senior Subordinated Notes.

Senior Notes	Each series of senior notes is a senior obligation of the Issuers and:

• ranks pari passu in right of payment with all existing and future senior indebtedness of the Issuers, including indebtedness under, or in respect to their guarantees of, each other series of senior notes, the senior secured notes, the 2007 Senior Notes, the February 2012 Notes and the Senior Secured Credit Facilities;

• is effectively subordinated to all existing and future secured indebtedness of the Issuers, including amounts outstanding under the 2007 Notes, the senior secured notes and the Senior Secured Credit Facilities, to the extent of the value of the property securing such indebtedness;

• is senior in right of payment to all existing and future subordinated indebtedness of the Issuers, including the Issuers’ respective guarantees of the 2007 Senior Subordinated Notes; and

• is effectively subordinated to all claims of creditors, including trade creditors, and claims of preferred stockholders, if any, of each of the subsidiaries of RGHL (including BP II) that is not a guarantor.

The guarantees related to each series of senior notes are senior obligations of each guarantor and:

• rank pari passu in right of payment with all existing and future senior indebtedness of such guarantor, including indebtedness under, or in respect of its guarantee of, each other series of senior notes, the senior secured notes, the Senior Secured Credit Facilities, the 2007 Senior Notes and the February 2012 Notes;

• are effectively subordinated to all existing and future secured indebtedness of such guarantor, including indebtedness of such guarantor outstanding under, or with respect to its guarantee of, the 2007 Notes, the senior secured notes and the Senior Secured Credit Facilities, to the extent of the value of the property securing such indebtedness; and

• are senior in right of payment to all existing or future subordinated indebtedness of such guarantor, including such guarantor’s guarantee of the 2007 Senior Subordinated Notes.

As of December 31, 2011, on a pro forma basis after giving effect to the 2012 Refinancing Transactions, the RGHL Combined Group would have had:

• $10,353 million aggregate principal amount of outstanding secured indebtedness. The RGHL Combined Group would have had €63 million and $35 million of availability under the revolving credit facility under the Senior Secured Credit Facilities and the ability to incur up to €62 million of secured indebtedness under certain local facilities; and

• $17,516 million of indebtedness outstanding other than subordinated indebtedness, whether secured or unsecured, consisting of amounts outstanding under the Senior Secured Credit Facilities, the senior notes, the senior secured notes, the 2007 Senior Notes, the February 2012 Notes and the Pactiv Notes (in each case, including without duplication, the guarantees with respect thereto), certain local facilities and certain other local overdraft and local working capital facilities.

“RGHL Combined Group” refers to RGHL and its consolidated subsidiaries, including Graham Packaging, Dopaco and Pactiv, as a combined company, following the consummation of, and after giving pro forma effect to the 2012 Refinancing Transactions, the Graham Packaging Transaction, the Dopaco Acquisition, the Pactiv Transaction, the 2011 Refinancing Transactions and the financing portion of the Evergreen Transaction. For information regarding the 2012 Refinancing Transactions, the Graham Packaging Transaction, the Dopaco Acquisition, the Pactiv Transaction, the 2011 Refinancing Transactions and the Evergreen Transaction, see “The Transactions.”

The senior notes and the related guarantees will constitute “Senior Indebtedness” (as defined in “Description of the May 2010 Notes — Certain Definitions,” “Description of the October 2010 Senior Notes — Certain Definitions,” “Description of the February 2011 Senior Notes — Certain Definitions” and “Description of the August 2011 Senior Notes — Certain Definitions”) for purposes of the indenture governing the 2007 Senior Subordinated Notes and, as such, in a liquidation, dissolution or bankruptcy of the Issuers or the note guarantors, holders of the senior notes and related guarantees will be entitled to receive payment in full of such senior notes and related guarantees before holders of the guarantees of the 2007 Senior Subordinated Notes are entitled to receive any payment, other than certain permitted junior securities, in respect of such guarantees.

However, because the senior notes and related guarantees will not, unlike the senior secured notes, the Senior Secured Credit Facilities and the 2007 Senior Notes, constitute “Designated Senior Indebtedness” for purposes of the indenture governing the 2007 Senior Subordinated Notes, the holders thereof have more rights than the holders of senior notes. Thus, holders of senior notes and related guarantees are not entitled to the benefit of certain provisions in the indenture governing the 2007 Senior Subordinated Notes relating to the subordination of the 2007 Senior Subordinated Notes that provide rights only to holders of “Designated Senior Indebtedness” (as defined therein), not “Senior Indebtedness,” including among other things, the benefits of delivering payment blockage notices or enforcing the turnover provisions of the indenture governing the 2007 Senior Subordinated Notes. Accordingly, holders of senior notes may recover less than holders of Designated Senior Indebtedness as a result thereof. See “Description of the May 2010 Notes — Ranking,” “Description of the October 2010 Senior Notes — Ranking,” “Description of the February 2011 Senior Notes — Ranking” and “Description of the August 2011 Senior Notes — Ranking.”

Each series of senior notes and related guarantees rank pari passu in right of payment with each other series of our senior indebtedness, including the guarantees with respect thereto. Therefore, in the event that an Issuer or a guarantor of a series of senior notes becomes a debtor in a United States bankruptcy case, claims of holders of such series of senior notes and related guarantees will rank pari passu in right of payment with the claims of holders of the other series of senior notes and the February 2012 Notes and related guarantees, and in the event that claims under the 2007 Senior Notes, the senior secured notes and the Senior Secured Credit Facilities are not fully secured, claims of holders of such series senior notes and related guarantees will rank pari passu in right of payment with the unsecured portion of claims of holders of the guarantees of the 2007 Senior Notes, the senior secured notes and the Senior Secured Credit Facilities, in each case, including the guarantees with respect thereto.

In addition, in such an event, we expect that claims of holders of senior notes and related guarantees will be senior in right of payment to the claims of holders of the guarantees of the 2007 Senior Subordinated Notes. However, because of the differences in the rights of the holders of the senior notes and the holders of Designated Senior Indebtedness, there can be no guarantee that a bankruptcy court would enforce the contractual subordination of the 2007 Subordinated Notes in favor of the senior notes in the same manner as the contractual subordination of the 2007 Senior Subordinated Notes in favor of the 2007 Senior Notes, the senior secured notes and the Senior Secured Credit Facilities under such circumstances.

As of December 31, 2011, on a pro forma basis after giving effect to the 2012 Refinancing Transactions, the RGHL Combined Group would have had:

• $4,256 million and €246 million of indebtedness outstanding under the Senior Secured Credit Facilities;

• $5,125 million and €450 million of indebtedness outstanding under the secured notes;

• $4,500 million of indebtedness outstanding under the senior notes;

• $1,250 million of indebtedness outstanding under the February 2012 Notes;

• €480 million of indebtedness outstanding under the 2007 Senior Notes;

• €420 million of indebtedness outstanding under the 2007 Senior Subordinated Notes; and

• $792 million of indebtedness outstanding under the Pactiv Notes.

Security

Senior Secured Notes	Subject to the terms of the security documents, each series of senior secured notes and the related guarantees are secured by a security interest granted on a first priority basis (subject to certain exceptions and to permitted liens) in certain assets of RGHL, BP I and certain of BP I’s subsidiaries. These security interests are, subject to certain exceptions, of equal priority with the liens on such assets securing each other series of senior secured notes, the Senior Secured Credit Facilities and other future first lien obligations. BP II has also granted a second and third priority security interest in respect of the proceeds loans in relation to the 2007 Notes.

The collateral consists of substantially all the assets of the Issuers and the guarantors, including their capital stock and the capital stock of their direct subsidiaries, real property, bank accounts, investments, receivables, equipment and inventory, intellectual property and insurance policies, but excluding, among others (i) real property with a value equal to or less than €5 million or in which such entity has only a leasehold interest, (ii) a number of Pactiv’s real properties, which are estimated to have a book value as of December 31, 2011 of approximately $74 million, (iii) intellectual property with a value of less than €1 million (unless subject to all-asset security documents), (iv) insurance policies that are not material to the RGHL Group as a whole, (v) equity of inactive subsidiaries with a book value of less than $100,000 and (vi) equity of subsidiaries that are not guarantors, are organized in jurisdictions in which no guarantor is organized and have (a) gross assets below 1.0% of the consolidated total assets of the RGHL Group and (b) EBITDA below 1.0% of the consolidated EBITDA of the RGHL Group.

The pledge of the securities of any first tier non-U.S. subsidiaries of our U.S. subsidiaries is also limited to 100% of their non-voting capital stock and 65% of their voting capital stock. “First-tier non-U.S. subsidiaries” refers to the subsidiaries of RGHL that are domiciled outside the United States that are directly owned by subsidiaries of RGHL that are domiciled in the United States. The senior secured notes are not secured by a pledge of (i) any of the assets of the non-U.S. subsidiaries of our U.S. subsidiaries or (ii) the capital stock of non-U.S. subsidiaries of our U.S. subsidiaries (other than first tier non-U.S. subsidiaries).

Liens on assets are also limited to the extent deemed necessary to comply with legal limitations, avoid significant tax disadvantages, comply with certain third party arrangements, satisfy fiduciary duties of directors and minimize fees, taxes and duties. Liens over assets are also not granted to the extent granting of such lien would have a material adverse effect on the ability of the relevant Issuer or guarantor to conduct business in the ordinary course.

In addition, the indentures governing the senior secured notes provide that any portion of the capital stock and other securities of any of our subsidiaries will be excluded from the collateral to the extent that it exceeds the maximum amount of such capital stock or other security that can be pledged to secure the senior secured notes without causing such subsidiary to be required to file separate financial statements with the SEC. This collateral cutback provision does not apply to BP I with respect to any series of senior secured notes. Under the SEC regulations in effect as of the issue date of the new senior secured notes, if the par value, book value or market value, whichever is greatest, of the capital stock or other securities of a subsidiary pledged as part of the collateral is greater than or equal to 20% of the aggregate principal amount of one of the series of senior secured notes then outstanding, such a subsidiary would be required to provide separate financial statements to the SEC. As a result, pursuant to the collateral cutback provision, the value of the capital stock of any of our subsidiaries that is equal to or greater than 20% of the aggregate principal amount of one of the series of senior secured notes would be excluded from the collateral securing such series of senior secured notes.

We estimate that the aggregate book value and market value of the capital stock of our subsidiaries, as of December 31, 2011 and measured in accordance with IFRS after giving effect to consolidation, are approximately $1.4 billion and $5 billion, respectively, which is equivalent to the book value and market value of the capital stock of our subsidiary BP I — the ultimate parent of all of our other subsidiaries (other than BP II). While the capital stock of BP I’s subsidiaries that is pledged to secure the senior secured notes is generally subject to the collateral cutback provision described above, the capital stock of BP I is not subject to the collateral cutback provision. Accordingly, the aggregate book value or market value of the capital stock of our pledged subsidiaries is equivalent to the book value or market value of the capital stock of BP I. We estimated the market value of the capital stock of BP I using the “fair value less cost to sell” methodology. Under this methodology, we used an EBITDA measure for each of our segments and a market-based EBITDA multiple for each segment to determine the estimated initial fair value of the capital stock of BP I, which was further adjusted for the net debt of BP I and its controlled entities.

The granting of a lien in an asset and the priority of any lien are subject to exceptions. We estimate that the assets of RGHL and its subsidiaries that are part of the collateral securing the secured notes have a book value greater than the principal amount of our outstanding secured indebtedness, which totaled $10,353 million, as of December 31, 2011 and measured in accordance with IFRS. See “Description of the 2009 Notes — Security,” “Description of the October 2010 Senior Secured Notes — Security,” “Description of the February 2011 Senior Secured Notes — Security,” “Description of the August 2011 Senior Secured Notes — Security,” “Description of the 2009 Notes — Certain Definitions — Agreed Security Principles,” “Description of the October 2010 Senior Secured Notes — Certain Definitions — Agreed Security Principles,” “Description of the February 2011 Senior Secured Notes — Certain Definitions — Agreed Security Principles,” “Description of the August 2011 Senior Secured Notes — Certain Definitions — Agreed Security Principles,” “Description of the 2009 Notes — Certain Covenants — Future Collateral,” “Description of the October 2010 Senior Secured Notes — Certain Covenants — Future Collateral,” “Description of the February 2011 Senior Secured Notes — Certain Covenants — Future Collateral,” “Description of the August 2011 Senior Secured Notes — Certain Covenants — Future Collateral,” “Description of the 2009 Notes — Certain Covenants — Liens,” “Description of the October 2010 Senior Secured Notes — Certain Covenants — Liens,” “Description of the February 2011 Senior Secured Notes — Certain Covenants — Liens,” “Description of the August 2011 Senior Secured Notes — Certain Covenants — Liens,” “Description of the 2009 Notes — Certain Definitions — Permitted Liens,” “Description of the October 2010 Senior Secured Notes — Certain Definitions — Permitted Liens,” “Description of the February 2011 Senior Secured Notes — Certain Definitions — Permitted Liens,” “Description of the August 2011 Senior Secured Notes — Certain Definitions — Permitted Liens” and “Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes”.

Senior Notes	Not applicable.

Intercreditor Agreements

Senior Secured Notes	We are party to two intercreditor agreements that govern the relative rights of the obligors under our existing and future financing arrangements with respect to the collateral: (1) our intercreditor agreement, dated May 11, 2007, as amended from time to time, which sets forth the relative rights and obligations with respect to the holders of the senior secured notes, the lenders and other secured parties (including certain local facility providers and hedging counterparties) under the Senior Secured Credit Facilities and the holders of the 2007 Notes, or the “2007 UK Intercreditor Agreement”, and (2) our intercreditor agreement, dated November 5, 2009, as amended from time to time, which sets forth the relative rights and obligations with respect to the holders of the senior secured notes, the lenders and other secured parties (including certain local facility providers and hedging counterparties) under the Senior Secured Credit Facilities, or the “First Lien Intercreditor Agreement.”

Senior Notes	Not applicable.

Optional Redemption

Senior Secured Notes	The Issuers may redeem some or all of the 2009 Notes at any time and from time to time on or after October 15, 2012, at the redemption prices described in this prospectus. Prior to October 15, 2012, the Issuers may redeem some or all of the 2009 Notes at a redemption price equal to 100% of the principal amount of the 2009 Notes plus accrued and unpaid interest, if any, to the applicable redemption date plus the applicable “make-whole” premium described in this prospectus. See “Description of the 2009 Notes — Optional Redemption.” In addition, at any time prior to October 15, 2012, the Issuers may redeem up to 35% of the aggregate principal amount of the 2009 Notes with the proceeds of certain equity offerings at a redemption price of 107.750%, plus accrued and unpaid interest, if any, to the applicable redemption date. See “Description of the 2009 Notes — Optional Redemption.”

The Issuers may redeem some or all of the October 2010 Senior Secured Notes at any time and from time to time on or after October 15, 2014, at the redemption prices described in this prospectus. Prior to October 15, 2014, the Issuers may redeem some or all of the October 2010 Senior Secured Notes at a redemption price equal to 100% of the principal amount of the October 2010 Senior Secured Notes plus accrued and unpaid interest, if any, to the applicable redemption date plus the applicable “make-whole” premium described in this prospectus. See “Description of the October 2010 Senior Secured Notes — Optional Redemption.” In addition, at any time prior to October 15, 2013, the Issuers may redeem up to 35% of the aggregate principal amount of the October 2010 Senior Secured Notes with the proceeds of certain equity offerings at a redemption price of 107.125%, plus accrued and unpaid interest, if any, to the applicable redemption date. See “Description of the October 2010 Senior Secured Notes — Optional Redemption.”

The Issuers may redeem some or all of the February 2011 Senior Secured Notes at any time and from time to time on or after February 15, 2016, at the redemption prices described in this prospectus. Prior to February 15, 2016, the Issuers may redeem some or all of the February 2011 Senior Secured Notes at a redemption price equal to 100% of the principal amount of the February 2011 Senior Secured Notes plus accrued and unpaid interest, if any, to the applicable redemption date plus the applicable “make-whole” premium described in this prospectus. See “Description of the February 2011 Senior Secured Notes — Optional Redemption.” In addition, at any time prior to February 15, 2014 the Issuers may redeem up to 35% of the aggregate principal amount of the February 2011 Senior Secured Notes with the proceeds of certain equity offerings at a redemption price of 106.875%, plus accrued and unpaid interest, if any, to the applicable redemption date. See “Description of the February 2011 Senior Secured Notes — Optional Redemption.”

The Issuers may redeem some or all of the August 2011 Senior Secured Notes at any time and from time to time on or after August 15, 2015, at the redemption prices described in this prospectus. Prior to August 15, 2015, the Issuers may redeem some or all of the August 2011 Senior Secured Notes at a redemption price equal to 100% of the principal amount of the August 2011 Senior Secured Notes plus accrued and unpaid interest, if any, to the applicable redemption date plus the applicable “make-whole” premium described in this prospectus. See “Description of the August 2011 Senior Secured Notes — Optional Redemption.” In addition, at any time prior to August 15, 2014 the Issuers may redeem up to 35% of the aggregate principal amount of the August 2011 Senior Secured Notes with the proceeds of certain equity offerings at a redemption price of 107.875%, plus accrued and unpaid interest, if any, to the applicable redemption date. See “Description of the August 2011 Senior Secured Notes — Optional Redemption.”

Senior Notes	The Issuers may redeem some or all of the May 2010 Notes at any time and from time to time on or after May 15, 2014, at the redemption prices described in this prospectus. Prior to May 15, 2014, the Issuers may redeem some or all of the May 2010 Notes at a redemption price equal to 100% of the principal amount of the May 2010 Notes plus accrued and unpaid interest, if any, to the applicable redemption date plus the applicable “make-whole” premium described in this prospectus. See “Description of the May 2010 Notes — Optional Redemption.” In addition, at any time prior to May 15, 2013, the Issuers may redeem up to 35% of the aggregate principal amount of the May 2010 Notes with the proceeds of certain equity offerings at a redemption price of 108.500%, plus accrued and unpaid interest, if any, to the applicable redemption date. See “Description of the May 2010 Notes — Optional Redemption.”

The Issuers may redeem some or all of the October 2010 Senior Notes at any time and from time to time on or after October 15, 2014, at the redemption prices described in this prospectus. Prior to October 15, 2014, the Issuers may redeem some or all of the October 2010 Senior Notes at a redemption price equal to 100% of the principal amount of the October 2010 Senior Notes plus accrued and unpaid interest, if any, to the applicable redemption date plus the applicable “make-whole” premium described in this prospectus. See “Description of the October 2010 Senior Notes — Optional Redemption.” In addition, at any time prior to October 15, 2013, the Issuers may redeem up to 35% of the aggregate principal amount of the October 2010 Senior Notes with the proceeds of certain equity offerings at a redemption price of 109.000%, plus accrued and unpaid interest, if any, to the applicable redemption date. See “Description of the October 2010 Senior Notes — Optional Redemption.”

The Issuers may redeem some or all of the February 2011 Senior Notes at any time and from time to time on or after February 15, 2016, at the redemption prices described in this prospectus. Prior to February 15, 2016, the Issuers may redeem some or all of the February 2011 Senior Notes at a redemption price equal to 100% of the principal amount of the February 2011 Senior Notes plus accrued and unpaid interest, if any, to the applicable redemption date plus the applicable “make-whole” premium described in this prospectus. See “Description of the February 2011 Senior Notes — Optional Redemption.” In addition, at any time prior to February 15, 2014, the Issuers may redeem up to 35% of the aggregate principal amount of the February 2011 Senior Notes with the proceeds of certain equity offerings at a redemption price of 108.250%, plus accrued and unpaid interest, if any, to the applicable redemption date. See “Description of the February 2011 Senior Notes — Optional Redemption.”

The Issuers may redeem some or all of the August 2011 Senior Notes at any time and from time to time on or after August 15, 2015, at the redemption prices described in this prospectus. Prior to August 15, 2015, the Issuers may redeem some or all of the August 2011 Senior Notes at a redemption price equal to 100% of the principal amount of the August 2011 Senior Notes plus accrued and unpaid interest, if any, to the applicable redemption date plus the applicable “make-whole” premium described in this prospectus. See “Description of the August 2011 Senior Notes — Optional Redemption.” In addition, at any time prior to August 15, 2014, the Issuers may redeem up to 35% of the aggregate principal amount of the August 2011 Senior Notes with the proceeds of certain equity offerings at a redemption price of 109.875%, plus accrued and unpaid interest, if any, to the applicable redemption date. See “Description of the August 2011 Senior Notes — Optional Redemption.”

Redemption for Taxation Reasons	In the event of certain developments affecting taxation, the Issuers may redeem all, but not less than all, of each series of the notes at 100% of the outstanding principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption. See “Description of the 2009 Notes — Redemption for Taxation Reasons,” “Description of the October 2010 Senior Secured Notes — Redemption for Taxation Reasons,” “Description of the February 2011 Senior Secured Notes — Redemption for Taxation Reasons,” “Description of the August 2011 Senior Secured Notes — Redemption for Taxation Reasons,” “Description of the May 2010 Notes — Redemption for Taxation Reasons,” “Description of the October 2010 Senior Notes — Redemption for Taxation Reasons,” “Description of the February 2011 Senior Notes — Redemption for Taxation Reasons” and “Description of the August 2011 Senior Notes — Redemption for Taxation Reasons.”

Change of Control	If a change of control occurs, each holder of the notes may require us to repurchase all or a portion of such holder’s notes at a purchase price of 101% of the principal amount of such notes, plus accrued and unpaid interest, if any, to the date of repurchase. The term “Change of Control” is defined under “Description of the 2009 Notes — Change of Control,” “Description of the October 2010 Senior Secured Notes — Change of Control,” “Description of the February 2011 Senior Secured Notes — Change of Control,” “Description of the August 2011 Senior Secured Notes — Change of Control,” “Description of the May 2010 Notes — Change of Control,” “Description of the October 2010 Senior Notes — Change of Control,” “Description of the February 2011 Senior Notes — Change of Control” and “Description of the August 2011 Senior Notes — Change of Control.”

Certain Covenants	Separate indentures govern the terms of each series of the notes.

The indentures governing each series of notes contain covenants that, among other things, limit the ability of BP I, BP II and their restricted subsidiaries to:

• incur additional indebtedness and issue disqualified and preferred stock;

• make restricted payments, including dividends or other distributions;

• create certain liens;

• sell assets;

• in the case of BP I, BP II and their respective restricted subsidiaries, enter into arrangements that limit any restricted subsidiary’s ability to pay dividends or other payments to BP I, BP II, or any other restricted subsidiary;

• engage in transactions with affiliates;

• consolidate, merge or transfer all or substantially all of their assets and the assets of their subsidiaries on a consolidated basis; and

• with respect to the senior secured notes, impair the security interests.

These covenants are subject to a number of important limitations and exceptions as described under “Description of the 2009 Notes — Certain Covenants,” “Description of the October 2010 Senior Secured Notes — Certain Covenants,” “Description of the February 2011 Senior Secured Notes — Certain Covenants,” “Description of the August 2011 Senior Secured Notes — Certain Covenants,” “Description of the May 2010 Notes — Certain Covenants,” “Description of the October 2010 Senior Notes — Certain Covenants,” “Description of the February 2011 Senior Notes — Certain Covenants” and “Description of the August 2011 Senior Notes — Certain Covenants.”

No Public Market	The new notes will be new securities for which there is currently no public market.

Governing Law of the Indentures, the Notes, the Guarantees, the Intercreditor Agreements and the Security Documents	The indentures, the senior secured notes, the senior notes, the related guarantees, and certain of the intercreditor agreements are governed by the laws of the State of New York. The intercreditor agreements not governed by the laws of the State of New York are governed by the laws of England. For the avoidance of doubt, the provisions of articles 86 to 94-8 of the Luxembourg law of August 10, 1915, as amended, on commercial companies are excluded. The security documents related to the senior secured notes, are, in most cases, governed by the laws of the jurisdiction in which the relevant Issuer or guarantor is organized with certain exceptions including, as necessary, in respect of security over equity interests, bank accounts and receivables or security documents in respect of property located in Quebec. Accordingly, the security documents are subject to the laws of multiple jurisdictions. See “Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — Enforcing your rights as a holder of the notes or under the guarantees, or with respect to the senior secured notes, the security, across multiple jurisdictions may be difficult,” “Description of the 2009 Notes — Governing Law,” “Description of the October 2010 Senior Secured Notes — Governing Law,” “Description of the February 2011 Senior Secured Notes — Governing Law,” “Description of the August 2011 Senior Secured Notes — Governing Law” and “Certain Insolvency and Other Local Law Considerations.”

Presentation of Financial Information

The segments that comprise the RGHL Group have not been owned, directly or indirectly, by a single company that consolidates their financial results or operates them as a single combined business for all the periods for which financial results are presented in this prospectus. RGHL, through an indirect wholly-owned subsidiary, acquired (i) SIG, on May 11, 2007 as part of the SIG Acquisition, (ii) our Reynolds consumer products business and Closures, on November 5, 2009, as part of the RGHL Transaction, (iii) Evergreen, on May 4, 2010, as part of the Evergreen Transaction, (iv) our Reynolds foodservice packaging business, on September 1, 2010, as part of the Reynolds Foodservice Acquisition, (v) Pactiv on November 16, 2010, as part of the Pactiv Transaction, (vi) Dopaco, on May 2, 2011, as part of the Dopaco Acquisition and (vii) Graham Packaging, on September 8, 2011, as part of the Graham Packaging Acquisition. Graham Packaging has become the sixth segment of the RGHL Group. In addition, as a result of the Initial Evergreen Acquisition, the beverage packaging business of International Paper Company, or “IP’s Bev Pack Business,” is our predecessor for accounting purposes.

The table below summarizes the financial statements and information that are presented herein as well as the applicable accounting standards pursuant to which such financials statements and information were prepared:

Financial Information
	2011	2010	2009	2008	2007

RGHL Group	Financial Statements as of and for the year ended December 31, 2011 (Audited — IFRS)*	Financial Statements as of and for the year ended December 31, 2010 (Audited — IFRS)**	Financial Statements for the year ended December 31, 2009 (Audited — IFRS)	Selected financial information as of and for the year ended December 31, 2008 (Audited — IFRS)***†	Selected financial information as of and for the year ended December 31, 2007 (Audited — IFRS)****†
Financial Statements as of December 31, 2009 (Audited — IFRS)†
BP I(1)	Financial Statements as of and for the year ended December 31, 2011 (Audited — IFRS)*	Financial Statements as of and for the year ended December 31, 2010 (Audited — IFRS)**	Financial Statements for the year ended December 31, 2009 (Audited — IFRS)	Selected financial information as of and for the year ended December 31, 2008 (Audited — IFRS)***†	Selected financial information as of and for the year ended December 31, 2007 (Audited — IFRS)****†
Financial Statements as of December 31, 2009 (Audited — IFRS)†
Beverage Packaging Holdings Group(2)	Financial Statements as of and for the year ended December 31, 2011 (Audited — IFRS)*	Financial Statements as of and for the year ended December 31, 2010 (Audited — IFRS)**	Financial Statements for the year ended December 31, 2009 (Audited — IFRS)	Selected financial information as of and for the year ended December 31, 2008 (Audited — IFRS)***†	Selected financial information as of and for the year ended December 31, 2007 (Audited — IFRS)****†
Financial Statements as of December 31, 2009 (Audited — IFRS)†
RGHL Group Predecessor/ North American Operations of IP’s Bev Pack Business	N/A	N/A	N/A	N/A	Selected financial information for the one month period from January 1, 2007 to January 31, 2007 (Audited — U.S. GAAP)†

Financial Information
	2011	2010	2009	2008	2007

Pactiv(3)	N/A	Financial information of Pactiv for the period from January 1, 2010 to November 15, 2010, as extracted from Pactiv’s accounting records (Unaudited — U.S. GAAP)†
		Financial Statements as of and for the three and nine month periods ended September 30, 2010 (Unaudited — U.S. GAAP)	Financial Statements as of and for the year ended December 31, 2009 (Audited — U.S. GAAP)	Financial Statements as of and for the year ended December 31, 2008 (Audited — U.S. GAAP)	Financial Statements for the year ended December 31, 2007 (Audited — U.S. GAAP)
Dopaco(3)	Financial Statements as of and for the 126-day period ended May 1, 2011 (Audited — U.S. GAAP)	Financial Statements as of and for the year ended December 26, 2010 (Audited — U.S. GAAP)	Financial Statements for the year ended December 27, 2009 (Audited — U.S. GAAP)	N/A	N/A
Graham Packaging(3)	Financial Statements for the three and six month periods ended June 30, 2011 and as of June 30, 2011 (Unaudited — U.S. GAAP)	Financial Statements as of and for the year ended December 31, 2010 (Audited — U.S. GAAP)	Financial Statements as of and for the year ended December 31, 2009 (Audited — U.S. GAAP)	Financial Statements for the year ended December 31, 2008 (Audited — U.S. GAAP)	N/A
	Financial information of Graham Packaging for the period from July 1, 2011 to September 7, 2011, as extracted from Graham Packaging’s accounting records (Unaudited — U.S. GAAP)†			Financial Statements as of December 31, 2008 (Audited — U.S. GAAP)†

(1)	The financial statements of BP I are included in this prospectus pursuant to Rule 3-16 of Regulation S-X because the book value of the capital stock of BP I constitutes a substantial portion of the collateral of each series of senior secured notes being registered.

(2)	The financial statements of the Beverage Packaging Holdings Group, which consists of BP I, BP I’s consolidated subsidiaries and BP II, are included in this prospectus to satisfy reporting requirements under the indentures governing the notes.

(3)	The financial statements of Pactiv, Dopaco and Graham Packaging are included in this prospectus pursuant to Rule 3-05 of Regulation S-X because each of these acquired businesses constitutes a “significant subsidiary.”

*	Includes the operations of Dopaco for the period from May 2, 2011 to December 31, 2011 and Graham Packaging for the period from September 8, 2011 to December 31, 2011.

**	Includes the operations of Pactiv for the period from November 16, 2010 to December 31, 2010.

***	Includes a full year of operations for Evergreen and SIG and ten months of operations for Closures, the Reynolds consumer products business prior to the Pactiv Acquisition and the Reynolds foodservice packaging business prior to the Pactiv Acquisition.

****	Includes 11 months of operations for Evergreen (including five months of operations of Blue Ridge Holding Corp. and its consolidated subsidiaries) and seven months of operations for SIG.

†	Financial statements not included in this prospectus.

RGHL

On January 31, 2007, Rank Group Limited, an entity that is wholly-owned by our strategic owner, Mr. Graeme Hart, commenced the acquisition of IP’s Bev Pack Business. This process occurred in stages from January 31, 2007 to April 30, 2007. See “The Transactions — The Initial Evergreen Acquisition.” On May 4, 2010, Rank Group’s investment in Evergreen (which was IP’s Bev Pack Business prior to the Initial Evergreen Acquisition) was acquired by the RGHL Group. See “The Transactions — The Evergreen Transaction.” Through the purchase of Evergreen, the RGHL Group became the owner of IP’s Bev Pack Business which is our predecessor for accounting purposes. Prior to the Initial Evergreen Acquisition, the RGHL Group had no significant operations.

In May 2007, RGHL acquired SIG Combibloc Group AG (formerly known as SIG Holding AG), or SIG Combibloc, a company that was listed on the SIX Swiss Exchange, pursuant to a public tender offer that was concluded on May 11, 2007 and a subsequent squeeze-out of minority shareholders that was completed on November 7, 2007. See “The Transactions — The SIG Transaction.”

In 2008, as part of the Reynolds Acquisition, certain affiliated entities that are ultimately owned by Mr. Graeme Hart, acquired the closures, consumer products and food and flexible packaging business of Alcoa Inc., or “Alcoa” that became our Reynolds consumer products business and Closures segment following the RGHL Transaction and our Reynolds foodservice packaging business following the Reynolds Foodservice Acquisition. See “The Transactions — The Reynolds Acquisition.” On November 5, 2009, RGHL acquired Closures and the Reynolds consumer products business from such affiliated entities. See “The Transactions — The RGHL Transaction.” Separately on September 1, 2010, RGHL acquired the Reynolds foodservice packaging business from such affiliated entities. See “The Transactions — The Reynolds Foodservice Acquisition.”

On November 16, 2010, RGHL acquired Pactiv for a total enterprise value, including net debt, of $5.8 billion. In connection with the Pactiv Acquisition, we also paid additional amounts for the cancellation of outstanding stock options and other equity-based awards. Pactiv had historically prepared its financial statements in accordance with the generally accepted accounting principles in the United States of America, or “U.S. GAAP.” See “The Transactions — The Pactiv Transaction.”

On May 2, 2011, RGHL acquired Dopaco from Cascades Inc. The consideration for the acquisition was $395 million in cash. The purchase price was paid from existing cash of the RGHL Group. Dopaco’s combined financial statements included elsewhere in this prospectus were prepared on a carve-out basis and are in accordance with U.S. GAAP. See “The Transactions — The Dopaco Acquisition.”

On September 8, 2011, RGHL acquired Graham Packaging Company Inc., or “Graham Company,” for a total enterprise value, including net debt, of $4.5 billion. In connection with the Graham Packaging Acquisition, we also paid additional amounts for the cancellation of outstanding stock options and other equity-based awards and the satisfaction of income tax receivable agreements with certain of Graham Company’s pre-initial public offering shareholders. Graham Company had historically prepared its financial statements in accordance with U.S. GAAP. Graham Holdings, an indirect wholly-owned subsidiary of RGHL and Graham Company, suspended its reporting obligations under the Exchange Act and has ceased to file any reports with the SEC. See “The Transactions — The Graham Packaging Transaction.”

Our Evergreen, SIG and Closures segments and our Reynolds consumer products and Reynolds foodservice packaging businesses, which are part of our Reynolds Consumer Products and Pactiv Foodservice segments, have been under common ownership and control through entities ultimately 100% owned by Mr. Graeme Hart for four years, but they have not been owned, directly or indirectly, by a single company that consolidated their financial results or operated them as a single combined business for that period of time. We have determined that the Evergreen Acquisition, RGHL Acquisition and Reynolds Foodservice Acquisition constituted business combinations of entities under common control. International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or “IASB,” are silent on the accounting required for business combinations involving entities that are under common control, but requires that entities develop and consistently apply an accounting policy for such transactions. Accordingly, we have chosen to account for RGHL’s acquisitions of Evergreen, Closures and the Reynolds consumer products and Reynolds foodservice packaging businesses, which were acquired from entities under the common control of our ultimate shareholder, Mr. Graeme Hart, using the carry-over or book value method. Under the carry-over or book value method, the business combination does not change the historical carrying value of the assets and liabilities in the business acquired. The excess of the purchase price over the consolidated carrying value of net assets acquired is recognized directly in equity. No additional goodwill separately arose as a result of the Evergreen Transaction, the RGHL Transaction or the Reynolds Foodservice Acquisition.

We account for business combinations under common control from the date Mr. Graeme Hart, our strategic owner and sole ultimate shareholder, originally obtained control of each of the businesses presented.

We account for business combinations, other than business combinations under common control, using the purchase method of accounting. Under the purchase method of accounting, the purchase price is required to be allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair market values as of the date of the acquisition, with any excess purchase price allocated to goodwill. We have accounted for the Pactiv Acquisition, the Dopaco Acquisition and the Graham Packaging Acquisition using the purchase method of accounting.

The audited financial statements of the RGHL Group as of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011 are included elsewhere in this prospectus. The audited financial statements of the RGHL Group as of December 31, 2008 and 2009 and for the years ended December 31, 2008 and 2007 are not included in this prospectus.

The selected financial data of the North American operations of IP’s Bev Pack Business for the period from January 1 to January 31, 2007 have been derived from the North America operations of IP’s Bev Pack Business audited combined financial statements, which are not included in this prospectus.

Pactiv

The audited consolidated financial statements of Pactiv as of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009 are included elsewhere in this prospectus. The interim consolidated financial statements of Pactiv as of September 30, 2010 and for the three and nine months ended September 30, 2009 and 2010, included in this prospectus, are unaudited. Pactiv has historically prepared its financial statements in accordance with U.S. GAAP. Upon the consummation of the Pactiv Acquisition, Pactiv no longer separately reports its financial statements, but rather, its financial results are included in the RGHL Group’s financial statements in accordance with the RGHL Group’s accounting principles and policies.

Dopaco

The audited carve-out combined financial statements of Dopaco as of May 1, 2011 and December 26, 2010 and for the 126-day period ended May 1, 2011 and the years ended December 26, 2010 and December 27, 2009 are included elsewhere in this prospectus. Dopaco’s combined financial statements included elsewhere in this prospectus were prepared on a carve-out basis and are in accordance with U.S. GAAP. Following the consummation of the Dopaco Acquisition, Dopaco no longer separately reports its financial statements, but rather, beginning from May 2, 2011, its financial results are included in the RGHL Group’s financial statements in accordance with the RGHL Group’s accounting principles and policies.

Graham Packaging

The audited financial statements of Graham Packaging as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010 are included elsewhere in this prospectus. The audited financial statements of Graham Packaging as of December 31, 2007 and 2008 and for the year ended December 31, 2007, are not included in this prospectus. The interim financial statements of Graham Packaging as of June 30, 2011 and for the three and six months ended June 30, 2010 and 2011, included elsewhere in this prospectus, are unaudited. Graham Packaging’s financial statements have been prepared in accordance with U.S. GAAP. Following the consummation of the Graham Packaging Acquisition, Graham

Packaging no longer separately reports its financial statements, but rather, beginning on September 8, 2011, its financial results are included in the RGHL Group’s financial statements in accordance with the RGHL Group’s accounting principles and policies.

Non-GAAP Financial Measures

In this prospectus, we utilize certain non-GAAP financial measures and ratios, including earnings before interest, tax, depreciation and amortization, or “EBITDA” and “Adjusted EBITDA,” each with the meanings and as calculated as set forth in “Summary — Summary Historical and Pro Forma Combined Financial Information,” as well as leverage and coverage ratios and the aggregation of predecessor and successor period financial statements, that in each case are not recognized under IFRS or U.S. GAAP. These measures are presented as we believe that they and similar measures are widely used in the markets in which we operate as a means of evaluating a company’s operating performance and financing structure and, in certain cases, because those measures are used to determine compliance with covenants in our debt agreements. They may not be comparable to other similarly titled measures of other companies and are not measurements under IFRS, U.S. GAAP or other generally accepted accounting principles, nor should they be considered as substitutes for the information contained in our historical financial statements prepared in accordance with IFRS and U.S. GAAP, as applicable, included in this prospectus. See “Risk Factors — Risks Related to Our Business — Our unaudited pro forma financial information is not intended to reflect what our actual results of operations and financial condition would have been had the RGHL Group been a consolidated company with Graham Packaging, Dopaco and Pactiv for the periods presented and, therefore these results may not be indicative of our future operating performance” and “Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — The calculation of EBITDA pursuant to the indentures governing the notes permits certain estimates and assumptions that may differ materially from actual results, and the estimated savings expected from our cost saving plans may not be achieved.”

Currency Presentation

References in this prospectus to “dollars” or “$” are to the lawful currency of the United States of America. References in this prospectus to “euro” or “€” are to the single currency of the participating Member States in the Third Stage of European Economic and Monetary Union of the Treaty Establishing the European Community, as amended from time to time.

IFRS does not require that our financial reporting be presented in a particular currency. Based on our current business mix and other facts and circumstances that our board of directors considers relevant, we have determined that the dollar is currently the most appropriate currency for our financial reporting.

Summary of Certain Differences Between IFRS and U.S. GAAP

The financial information of the RGHL Group and the summary unaudited pro forma combined financial information presented in this prospectus has been prepared and presented in accordance with IFRS. Certain differences exist between IFRS and U.S. GAAP, some of which may be material to the financial information herein. Certain financial information related to Graham Packaging, Dopaco and Pactiv has been preliminarily converted from U.S. GAAP to IFRS. See “Unaudited Pro Forma Combined Financial Information.”

The table below summarizes the material differences between IFRS and U.S. GAAP.

The differences highlighted below reflect only those differences in accounting policies in force at the time of the preparation of the IFRS financial information. We have not attempted to identify future differences between U.S. GAAP and IFRS as a result of prescribed changes in accounting standards or transactions or events that may occur in the future and that could have a significant impact on the presentation below. You should consult your own professional advisor for an understanding of the differences between IFRS and U.S. GAAP, and how these differences might affect the financial information presented in this prospectus.

Topic	IFRS	U.S. GAAP

Business Combinations
Business combinations are accounted for on the basis of the purchase method. However, this excludes businesses brought together to form a joint venture, business combinations involving businesses or entities under common control or involving two or more mutual entities and business combinations in which separate entities or businesses are brought together to form a reporting entity by contract alone without obtaining an ownership interest.

IFRS provides a choice in respect of the initial measurement, as at the date of acquisition, of non-controlling interests (previously referred to as minority interests). The initial recognition of a non-controlling interest can be measured at either:

(a) its percentage of the fair value of the net assets of the acquired entity; or

(b) its percentage of the fair value of the identifiable net assets of the acquired entity.

This election is applied on an acquisition by acquisition basis.

The cost of an intangible asset acquired in a business combination is its fair value. Fair value reflects market participants’ views about the probability of future economic benefits. Fair value is measured using valuation techniques if there is no active market for the acquired intangible asset. There is no specific guidance under IFRS on valuation approaches for intangible assets.

Unlike under U.S. GAAP, push down accounting, whereby fair value adjustments are recognized in the financial statements of the acquiree, is not required.

Business combinations are accounted for by the purchase method only. In the event of combinations of entities under common control the accounting for the combination is done on a historical cost basis in a manner similar to a pooling of interests for all periods presented.

Unlike IFRS, U.S. GAAP requires that the initial measurement as of the date of acquisition of non-controlling interests represents the percentage of the fair value of the net assets of the acquired entity.

Like IFRS, intangible assets acquired in a business combination are recognized initially at fair value. Fair value reflects market participants’ views about the probability of future economic benefits, and fair value is measured using valuation techniques if there is no active market for the acquired intangible asset. However, unlike IFRS, U.S. GAAP includes guidance on valuation approaches for identifiable intangible assets.

Under U.S. GAAP, push down accounting is required whereby fair value adjustments are recognized in the financial statements of the acquiree.

Topic	IFRS	U.S. GAAP

Post-Retirement Benefits
A liability is recognized for an employer’s obligation under a defined benefit plan. The liability and expense are measured actuarially using the projected unit credit method. If plan assets exceed the defined benefit obligation, the amount of any net asset recognized is limited to available future benefits from the plan and unrecognized actuarial losses and past service costs.

The discount rate to be used for determining defined benefit obligations is by reference to market yields at the balance sheet date in high-quality corporate bonds of a currency and term consistent with the currency and term of the post-employment benefit obligations.

Actuarial gains and losses are recognized either in profit or loss using the corridor approach, whereby gains and losses are not recognized until they exceed 10% of the greater of the plan assets or funding obligations, or immediately in other comprehensive income. Amounts recognized in other comprehensive income are not subsequently recorded within profit or loss. When recognized in the profit or loss, the gains and losses are recognized over the employees’ expected average remaining service lives, although faster recognition is permitted. If the benefit has vested, immediate recognition is required.

Plan assets should always be measured at fair value and fair value should be used to determine the expected return on plan assets.

Like IFRS, a liability is recognized for an employer’s obligation under a defined benefit plan. The liability and expense generally are measured actuarially using the projected unit credit method for pay-related plans. However, unlike IFRS, the liability and expense are measured for non-pay-related plans using the traditional unit credit method which excludes the impact of future increases in salary. Additionally, unlike IFRS, U.S. GAAP does not restrict the recognition of an asset in respect of a defined benefit plan.

Under U.S. GAAP, the discount rate to be used for determining defined benefit obligations is based on the rate at which the obligation could be effectively settled. SEC guidance directs entities to look to the rate of return on high-quality fixed-income investments with similar durations to those of the benefit obligation and further defines “high-quality” as an investment which has received one of the two highest ratings given by recognized rating agencies.

U.S. GAAP permits entities to either record actuarial gains and losses in profit or loss during the period they were incurred or to defer actuarial gains and losses through the use of the corridor approach or any systematic method that results in faster recognition than the corridor approach. Regardless of whether actuarial gains and losses are recognized immediately or are amortized in a systematic fashion, they are ultimately recorded within the profit or loss.

Like IFRS, plan assets should be measured at fair value for balance sheet recognition and for disclosure purposes. However, unlike IFRS, for the purposes of determining the expected return on plan assets, plan assets can be measured at either fair value or a calculated value that recognizes changes in fair value in a systematic and rational manner over not more than five years.

Consolidation	Consolidation is based on a control model. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. For control to exist an entity must have the ability to have majority power and be receiving benefits. IFRS requires control to be assessed using a power-to-control model or a de facto control model. Potential voting rights that are currently exercisable are considered in assessing control.	Consolidation is based on a controlling financial interest model, which differs in certain respects from IFRS. For non-variable interest entities, control is the continuing power to govern the financial and operating policies of an entity, like IFRS. However, unlike IFRS, there is no explicit linkage between control and ownership benefits. Potential voting rights are not considered in assessing control for non-variable interest entities under U.S. GAAP.

Topic	IFRS	U.S. GAAP

IFRS requires that uniform accounting policies are used throughout the consolidated group. A special purpose entity, or “SPE”, is an entity created to accomplish a narrow and well-defined objective. SPEs are consolidated when the substance of the relationship between an entity and the SPE indicates that the SPE is controlled by that entity. Control may arise through the predetermination of the activities of the SPE or otherwise. The application of the control concept requires judgment of all relevant factors, including the purpose of the SPE, any autopilot mechanisms, where the majority of the benefits go and what entity retains the majority of residual or ownership risks.

IFRS does not have a concept of variable interest entities, or “VIEs”, or qualifying SPEs, or “QSPEs”.
There is no requirement to use uniform accounting policies within the consolidated group under U.S. GAAP. Although U.S. GAAP has the concepts of VIEs and QSPEs, which may meet the definition of an SPE under IFRS, the control model that applies to VIEs and QSPEs differs from the control model that applies to SPEs under IFRS. Additionally, unlike IFRS, entities are evaluated as VIEs based on the amount and characteristics of their equity investment at risk and not on whether they have a narrow and well-defined objective.
Goodwill
After the initial recognition, the goodwill acquired in a business combination is measured at cost less any accumulated impairment loss. Goodwill is not required to be amortized.

An impairment review of Cash Generating Units, or “CGUs”, with allocated goodwill is required annually or whenever an indication of impairment exists. The impairment review does not need to take place at the balance sheet date. If newly acquired goodwill is allocated to a CGU that has already been tested for impairment during the period, a further impairment test is required before the balance sheet date.

A one-step impairment test is performed. The recoverable amount of the CGU (i.e. the higher of its fair value less costs to sell and its value in use) is compared to its carrying amount. The impairment loss is recognized in operating results as the excess of the carrying amount over the recoverable amount. Impairment is allocated first to goodwill. Allocation is made on a pro rata basis to the CGU’s assets if the impairment loss exceeds the book value of goodwill.

Like IFRS, goodwill is not amortized but is tested for impairment annually. Goodwill is reviewed for impairment, at the reporting unit level, at least annually or whenever events or changes in circumstances indicate that the recoverability of the carrying amount should be assessed.

A two-step impairment test is required:

(1) The fair value and the carrying amount of the reporting unit including goodwill are compared. Goodwill is considered to be impaired if the fair value of the reporting unit is less than its book value; and

(2) If goodwill is determined to be impaired based on step one, goodwill impairment is measured as the excess of the carrying amount of goodwill over its implied fair value. The implied fair value of goodwill is determined by calculating the fair value of the various assets and liabilities included in the reporting unit in the same manner as goodwill is determined in a business combination. The impairment charge is included as a reduction to operating income.

Topic	IFRS	U.S. GAAP

Property, Plant and Equipment
Property, plant and equipment comprises tangible items held for use in the production or supply of goods or services, for rental to others, or for administrative purposes, that are expected to be used during more than one accounting period. Software that is not integral to the operation of the related hardware does not qualify as property, plant and equipment. Instead it is classified as an intangible asset.

Fixed assets are recorded at cost or as revalued to market. If carried at revalued amounts, assets should be annually revalued to match the carrying amount of such assets with the fair values.

Foreign exchange gains or losses relating to the procurement of property, plant and equipment, under very restrictive conditions, can be capitalized as part of the asset.

Estimates of useful life and residual value, and the method of depreciation, are reviewed at least at each annual reporting date. Any changes are accounted for prospectively as a change in estimate. When an item of property, plant and equipment comprises individual components for which different depreciation methods or rates are appropriate, each component is depreciated separately.

Borrowing costs that are directly attributable to the acquisition, construction, or production of a “qualifying asset” form part of the cost of that asset.

Property, plant and equipment is defined similarly to IFRS; however, under U.S. GAAP computer software is often included in property, plant and equipment. Unlike IFRS, revaluation of fixed assets is prohibited under U.S. GAAP, except in connection with purchase accounting.

All foreign exchange gains or losses relating to the payables for the procurement of property, plant and equipment are recorded in the income statement.

Unlike IFRS, estimates of useful life and residual value, and the method of depreciation, are reviewed only when events or changes in circumstances indicate that the current estimates or depreciation method no longer are appropriate. Any changes are accounted for prospectively as a change in estimate. Component depreciation is permitted by U.S. GAAP, but not required.

Like IFRS, borrowing costs incurred while a “qualifying asset” is being prepared for its intended use form part of the cost of that asset. However, U.S. GAAP allows for more judgment in determination of the capitalization rate that could lead to differences in the amount of costs capitalized.

Impairment Testing
An entity shall assess at each reporting date whether there is any indication that an asset/CGU may be impaired. The impairment loss is the difference between the asset’s/CGU’s carrying amount and its recoverable amount. The recoverable amount is the higher of the asset’s/CGU’s fair value less costs to sell and its value in use. Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.

The impairment loss recognized in prior periods for an asset shall be reversed if there has been a change in the estimates used to determine the asset’s/CGU’s recoverable amount since the last impairment loss was recognized. Impairment losses on goodwill recognized in a prior period cannot be reversed.

Like IFRS, impairment testing is required when there is an indication of impairment. An impairment loss shall be recognized only if the carrying amount of a long-lived asset (asset group) is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group).

An impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value (which is determined based on discounted cash flows).

Unlike IFRS, reversal of impairment losses recognized in a prior period is prohibited under U.S. GAAP.

Topic	IFRS	U.S. GAAP

Stock-Based Compensation
The fair value of shares and options awarded to employees is recognized over the period to which the employees’ services relate. The award is presumed to be for past services if it is unconditional without any performance criteria.

An entity should treat each installment of a graded vesting award as a separate share option grant. This means that each installment will be separately measured and attributed to expense, resulting in accelerated recognition of total expense.

Employers’ social security liability arising from share-based payment transactions is recognized over the same period or periods as the share-based payment charge.

Like IFRS, the fair value of stock-based compensation is recognized over the requisite service period, which may be explicit, implicit or derived depending on the terms of the awards (e.g. service conditions, market conditions, performance conditions or a combination of conditions).

Unlike IFRS, entities are allowed to make an accounting policy choice regarding recognition of an award with service conditions and a graded vesting schedule. Specifically, an entity can elect to recognize compensation expense:

•   on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in substance multiple awards; or

•   on a straight-line basis over the requisite service period for the entire award (i.e. over the requisite service period of the last separately vesting portion of the award). Employer payroll taxes due on employee stock-based compensation are recognized as an expense on the date of the event triggering the measurement and payment of the tax to the taxing authority (generally the exercise date and vesting date for options and restricted stock, respectively).

Leases	A finance lease is a lease that transfers substantially all of the risks and rewards incidental to ownership of the leased asset from the lessor to the lessee; title to the asset may or may not transfer. IFRS applies a substance over legal form approach and requires judgment. An operating lease is a lease other than a finance lease.	Similar concepts are generally applied under U.S. GAAP when determining whether a lease is a capital (finance) lease to a lessee. However, U.S. GAAP provides explicit quantitative thresholds that define when certain of these criteria are met. An operating lease is a lease other than a finance lease.

Topic	IFRS	U.S. GAAP

Income Taxes
Income taxes are calculated using the tax rates that are either enacted or “substantively enacted” at the balance sheet date.

Deferred tax assets should be recognized when it is probable (i.e. more likely than not) that they will be utilized. Deferred tax assets and liabilities are classified as non-current on the balance sheet.

A deferred tax liability (asset) is recognized for the difference in tax bases between jurisdictions as a result of an intra-group transfer of assets.

Unlike U.S. GAAP, IFRS does not specifically address uncertain tax positions. In certain circumstances where the uncertain tax positions lead to future expected payments to settle, they may be recognized as part of current tax liabilities using a probability weighted or best estimate approach.

Income taxes are calculated using enacted tax rates at the balance sheet date.

Deferred tax assets are recognized in full, with valuation allowances established to reduce the asset to an amount considered more likely than not to be realized. Unlike IFRS, deferred tax assets and liabilities are separated into current and non-current based on the nature of assets and liabilities causing a temporary difference and reported as such in the balance sheet if an entity presents a classified balance sheet.

Unlike IFRS, a deferred tax liability (asset) is not recognized for the difference in tax bases between jurisdictions as a result of an intra-group transfer of assets.

U.S. GAAP has specific guidance for accounting for and disclosure of uncertain tax positions which requires that they be measured using a cumulative probability approach. Uncertain tax positions are reported in other non-current liabilities.

Financial Instruments
A derivative is defined as a financial instrument (1) whose value changes in response to changes in a specified underlying security, (2) requires little or no net investment and (3) is settled at a future date.

Evaluating whether a transfer of a financial asset qualifies for derecognition requires consideration of whether substantially all risks and rewards and, in certain circumstances control, has been transferred.

IFRS does not allow the use of the “short-cut” method and, therefore, requires for all hedge accounting relationships that an entity demonstrate at inception and in subsequent periods that the hedge is expected to be highly effective.

An embedded derivative is separated from the host contract if it is determined that the embedded derivative is not closely related to the host contract. An evaluation of the nature (i.e. economic risks and characteristics) of the host contract and the underlying derivative must be made.

Derivatives are defined similarly to IFRS; however, U.S. GAAP also requires that the derivative contract provide for net settlement.

The derecognition model for transfers of financial assets focuses on surrendering control over the transferred assets. The transferor has surrendered control over transferred assets only if certain conditions are met.

Unlike IFRS, U.S. GAAP provides for the use of a “short-cut” (effectiveness is assumed) method for applying hedge accounting when certain conditions are met.

Like IFRS, determining whether an embedded derivative is clearly and closely related to the host contract requires the nature of the host contract and the underlying derivative to be considered. However, the U.S. GAAP guidance for the term “clearly and closely related” differs from the IFRS guidance and as a result, certain embedded derivatives recognized under IFRS may not be recognized under U.S. GAAP.

Topic	IFRS	U.S. GAAP

Inventories
Inventories are measured at the lower of cost and net realizable value.

The cost of inventory is determined using the FIFO (first-in, first-out) or weighted average cost method. The LIFO (last-in, first-out) method is prohibited. The same cost formula is applied to all inventories having a similar nature and use to the entity.

Inventories are measured at the lower of cost and market.

Unlike IFRS, the cost of inventory can be determined using the LIFO method in addition to the FIFO or weighted average method. The same cost formula need not be applied to all inventories having a similar nature and use to the entity.

Net realizable value is the estimated selling price less the estimated costs of completion and sale.

If the net realizable value of an item that has been written down increases subsequently, then the write-down is reversed.

Net realizable value is the estimated selling price less the estimated costs of completion and sale. Unlike IFRS, “market” is replacement cost limited by net realizable value (ceiling) and net realizable value less a normal profit margin (floor).

Under U.S. GAAP, a write-down of inventory to market is not reversed for subsequent recoveries in value.

Provisions
Provisions relating to present obligations from past events are recorded if an outflow of resources is probable and can be reliably estimated. The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date.

The anticipated cash flows are discounted using a pre-tax discount rate (or rates) that reflect(s) current market assessments of the time value of money and those risks specific to the liability if the effect is material. If a range of estimates is predicted and no amount in the range is more likely than any other amount in the range, the “mid-point” of the range is used to measure the liability.
Specific rules exist for the recognition of employee termination costs, environmental liabilities and loss contingencies. Unlike IFRS, if a range of estimates is present and no amount in the range is more likely than any other amount in the range, the “minimum” (rather than the mid-point) amount is used to measure the liability. Unlike IFRS, a provision is only discounted when the timing of the cash flows is fixed. Differences may arise in the selection of the discount rate, particularly in the area of asset retirement obligations.
Debt Issuance Costs	Debt issuance costs are capitalized and presented in the balance sheet as a deduction from the carrying value of the borrowings. The deferred costs are amortized to the income statement using the effective interest method.	Like IFRS, debt issuance costs are capitalized. However, unlike IFRS, debt issuance costs are classified on the balance sheet as an asset. Like IFRS, the deferred costs are amortized to the income statement using the effective interest method.

Summary Historical and Pro Forma Combined Financial Information

The following tables set forth (i) summary unaudited RGHL Combined Group pro forma financial information, as of the dates and for the periods indicated and (ii) summary historical RGHL Group financial information, as of the dates and for the periods indicated.

The summary historical and pro forma combined financial information should be read together with the respective financial statements and the notes thereto, along with the “Glossary of Selected Terms,” “Summary — Presentation of Financial Information,” “Risk Factors,” “Capitalization,” “Unaudited Pro Forma Combined Financial Information,” “Selected Historical Consolidated and Historical Combined Financial Data,” and “Operating and Financial Review and Prospects.” You should regard the summary financial information below only as an introduction and should base your investment decision on a review of the entire prospectus.

RGHL Group

On January 31, 2007, Rank Group commenced the acquisition of IP’s Bev Pack Business. This process occurred in stages from January 31, 2007 to April 30, 2007. See “The Transactions — The Initial Evergreen Acquisition.”

On May 4, 2010, Rank Group’s investment in Evergreen (which was IP’s Bev Pack Business prior to the Initial Evergreen Acquisition) was acquired by the RGHL Group. See “The Transactions — The Evergreen Transaction.” As a result of the Evergreen Transaction, we refer to IP’s Bev Pack Business prior to January 31, 2007 as the “RGHL Group Predecessor.” Prior to the Initial Evergreen Acquisition, the RGHL Group had no significant operations.

RGHL acquired SIG Combibloc on May 11, 2007 pursuant to a public tender offer and a subsequent squeeze-out of minority shareholders that was completed on November 7, 2007. See “The Transactions — The SIG Transaction.”

In 2008, as part of the Reynolds Acquisition, certain affiliated entities that are ultimately owned by our strategic owner, Mr. Graeme Hart, acquired the closures, consumer products and food and flexible packaging business of Alcoa that became our Reynolds consumer products business and Closures segment following the RGHL Transaction and our Reynolds foodservice packaging business following the Reynolds Foodservice Acquisition. See “The Transactions — The Reynolds Acquisition.” On November 5, 2009, RGHL acquired Closures and the Reynolds consumer products business from such affiliated entities. See “The Transactions — The RGHL Transaction.” Separately on September 1, 2010, RGHL acquired the Reynolds foodservice packaging business from such affiliated entities. See “The Transactions — The Reynolds Foodservice Acquisition.”

On November 16, 2010, RGHL acquired Pactiv for a total enterprise value, including net debt, of $5.8 billion. See “The Transactions — The Pactiv Transaction.”

On May 2, 2011, RGHL acquired Dopaco from Cascades Inc. The consideration for the acquisition was $395 million in cash. The purchase price was paid from existing cash of the RGHL Group. See “The Transactions — The Dopaco Acquisition.”

On September 8, 2011, RGHL acquired Graham Company for a total enterprise value, including net debt, of $4.5 billion. See “The Transactions — The Graham Packaging Transaction.”

Our Evergreen, SIG and Closures segments and our Reynolds consumer products and Reynolds foodservice packaging businesses, which are part of our Reynolds Consumer Products and Pactiv Foodservice segments, have been under common ownership and control through entities ultimately 100% owned by Mr. Graeme Hart, our strategic owner, for four years, but they have not been owned, directly or indirectly, by a single company that consolidated their financial results or operated them as a single combined business for that period of time. We have determined that the Evergreen Acquisition, the RGHL Acquisition and the Reynolds Foodservice Acquisition constituted business combinations of entities under common control. IFRS is silent on the accounting required for business combinations involving entities that are under common control, but requires that entities develop and consistently apply an accounting policy for such transactions.

Accordingly, we have chosen to account for RGHL’s acquisitions of Evergreen, Closures and the Reynolds consumer products and Reynolds foodservice packaging businesses, which were acquired from entities under the common control of our ultimate shareholder, Mr. Graeme Hart, using the carry-over or book value method. Under the carry-over or book value method, the business combination does not change the historical carrying value of the assets and liabilities in the business acquired. The excess of the purchase price over the consolidated carrying value of net assets acquired is recognized directly in equity. No additional goodwill separately arose as a result of the Evergreen Transaction, the RGHL Transaction or the Reynolds Foodservice Acquisition.

We account for business combinations under common control from the date Mr. Graeme Hart, our strategic owner and sole ultimate shareholder, originally obtained control of each of the businesses presented.

We account for business combinations, other than business combinations under common control, using the purchase method of accounting. We have accounted for the Pactiv Acquisition, the Dopaco Acquisition and the Graham Packaging Acquisition using the purchase method of accounting.

The summary historical financial information of the RGHL Group as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 has been derived from the RGHL Group’s audited financial statements as of and for the year ended December 31, 2011 included elsewhere in this prospectus.

Pro Forma Combined Financial Information

The summary unaudited pro forma combined financial information is based on the historical financial information of the RGHL Group, Dopaco and Graham Packaging, each of which is included elsewhere in this prospectus, as adjusted to illustrate the impact of the 2012 Refinancing Transactions, the 2011 Refinancing Transactions, the Dopaco Acquisition and the Graham Packaging Transaction (collectively, the “Pro Forma Transactions”). For further information regarding the Pro Forma Transactions, see “The Transactions.” The unaudited pro forma combined balance sheet gives effect to the 2012 Refinancing Transactions as if they had been completed as of December 31, 2011. The unaudited pro forma combined income statement gives effect to the Pro Forma Transactions as if they had been completed as of January 1, 2011.

The RGHL Group incurred costs associated with completing the Pactiv Acquisition. In addition, the RGHL Group expects to incur approximately $125 million of additional costs by the end of 2012 related to the integration of the Pactiv businesses, of which $122 million has been incurred through December 31, 2011. Because these costs are not recurring or capital in nature, they are not reflected in the unaudited pro forma combined income statement included elsewhere in this prospectus, except to the extent the costs were incurred as of December 31, 2011 and are reflected in the historical financial statements of the RGHL Group. These costs will be substantial and could have an adverse effect on our results of operations.

The RGHL Group incurred costs associated with completing the Graham Packaging Acquisition. In addition, the RGHL Group expects to incur cash outlays of approximately $75 million of additional costs by the end of 2013 to achieve the expected cost savings and synergies from the Graham Packaging Acquisition, of which $3 million has been incurred through December 31, 2011. Cash outlays include both expenses and capital expenditures associated with integrating Graham Packaging into RGHL’s operations and are separate from the costs associated with the Graham Packaging Acquisition. Expenses incurred under our planned integration program generally will include exit, disposal, severance and other costs. The costs will be substantial and could have an adverse effect on our results of operations.

The unaudited pro forma adjustments are based upon current available information and assumptions that we believe to be reasonable. The pro forma adjustments and related assumptions are described in the accompanying notes presented on the following pages.

The summary historical financial and pro forma information is for informational purposes only and is not intended to represent or to be indicative of the results of operations or financial position that the RGHL Group or the pro forma combined group would have reported had the Pro Forma Transactions been completed as of the dates set forth in this unaudited pro forma combined financial information and should not be taken as being indicative of our future consolidated results of operations or financial position. The actual results may differ significantly from those reflected in the unaudited pro forma combined financial information for a number of reasons, including, but not limited to, differences between the assumptions used to prepare the unaudited pro forma combined financial information and actual amounts. As a result, the unaudited pro forma combined financial information does not purport to be indicative of what the financial condition or results of operations would have been had the Pro Forma Transactions been completed on the applicable dates of the unaudited pro forma combined financial information.

The unaudited pro forma combined income statement does not include adjustments for (i) any prospective revenue or cost saving synergies that may be achieved, in addition to those reflected in the historical financial information, since the completion of the Pactiv Transaction, the Dopaco Acquisition, the Graham Packaging Acquisition or as a result of any of the other acquisitions we have completed, or (ii) the prospective impact of costs directly related to the Pro Forma Transactions or any of the other acquisitions we have completed. In addition, the unaudited pro forma combined financial information does not give effect to any of the adjustments made to derive the RGHL Combined Group Adjusted EBITDA, which are each described under “Summary — Summary Historical and Pro Forma Combined Financial Information.”

We have adjusted the financial data of Dopaco and Graham Packaging for the period presented by applying IFRS in all material respects to such financial data.

Summary Unaudited RGHL Combined Group Pro Forma Financial Information

RGHL Combined Group(1)
For the Year Ended
December 31, 2011
(IFRS)
(In $ millions)

Income Statement
Revenue	$14,068
Cost of sales	(11,742)

Gross profit	2,326
Other income	86
Selling, marketing and distribution expenses	(424)
General and administration expenses	(778)
Other expenses	(507)
Share of profit of associates and joint ventures, net of income tax (equity method)	17

Profit (loss) from operating activities	720

Financial income	23
Financial expenses	(1,670)

Net financial expenses	(1,647)

Profit (loss) before income tax	(927)
Income tax benefit (expense)	107

Profit (loss) from continuing operations before non-recurring charges directly attributable to the Pro Forma Transactions	$(820)

RGHL Combined Group
as of December 31, 2011
(IFRS)
(In $ millions)

Balance Sheet Data
Cash and cash equivalents	$1,152
Trade and other receivables — current	1,506
Inventories	1,773
Property, plant and equipment	4,535
Investment property	29
Intangibles	12,531
Other assets	917

Total assets	22,443

Trade and other payables — current	1,758
Borrowings — current	68
Borrowings — non-current	17,638
Other liabilities	3,161

Total liabilities	22,625

Net assets (liabilities)	$(182)

RGHL Combined Group(1)
For the Year Ended
December 31, 2011
(IFRS)
(In $ millions except ratios)

Pro Forma Other Financial Data:
Total Capital Expenditure	$603
RGHL Combined Group EBITDA(2)	1,954
RGHL Combined Group Adjusted EBITDA(3)	2,529
Pro Forma Ratio of earnings to fixed charges(4)	—

(1)	Refer to “Unaudited Pro Forma Combined Financial Information” for details regarding the basis of preparation and description of the pro forma adjustments.

(2)	RGHL Combined Group EBITDA is defined as profit (loss) from continuing operations for the period plus income tax expenses, net financial expenses, depreciation of property, plant and equipment and amortization of intangible assets. EBITDA is not a measure of our financial condition, liquidity or profitability and should not be considered as a substitute for profit (loss) from continuing operations for the period, operating profit or any other performance measures derived in accordance with IFRS or as a substitute for cash flow from operating activities as a measure of our liquidity in accordance with IFRS. Additionally, EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not take into account certain items such as interest and principal payments on our indebtedness, depreciation and amortization expense, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA in this prospectus is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We additionally believe that issuers of high yield debt securities also present EBITDA because investors, analysts and rating agencies consider these measures useful. Because not all companies calculate EBITDA identically, this presentation of the RGHL Combined Group EBITDA may not be comparable to other similarly titled measures used by other companies. The following table reconciles the RGHL Combined Group EBITDA calculation presented above to our profit (loss) from continuing operations for the period presented:

RGHL Combined Group(1)
For the Year Ended
December 31, 2011
(IFRS)
(In $ millions)

Profit (loss) from continuing operations	$(820)
Income tax (benefit) expense	(107)
Net financial expenses	1,647
Depreciation and amortization	1,234

RGHL Combined Group EBITDA(2)	$1,954

(3)	RGHL Combined Group Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as RGHL Combined Group EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write downs and equity method profit not distributed in cash. Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit (loss) from continuing operations for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. The determination of Adjusted EBITDA contains a number of estimates and assumptions that may prove to be incorrect and differ materially from actual results. See “Risk Factors.” Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not take into account certain items such as interest and principal payments on our indebtedness, depreciation and amortization expense, working capital needs, tax payments, and capital expenditures. We believe that the inclusion of Adjusted EBITDA in this prospectus is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We additionally believe that issuers of high yield debt securities also present Adjusted EBITDA and other pro forma measures of Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. Because not all companies calculate Adjusted EBITDA identically, this presentation of Adjusted EBITDA may not be comparable to the similarly titled measures of other companies. The following table reconciles the RGHL Combined Group EBITDA calculation presented above to the RGHL Combined Group Adjusted EBITDA for the period presented:

RGHL Combined Group
For the Year Ended
December 31, 2011
(IFRS)
(In $ millions)

RGHL Combined Group EBITDA	$1,954
Restructuring costs(a)	88
Impairment of non-current assets(b)	15
Equity method joint venture profit not distributed in cash(c)	(10)
Consulting fees for business optimization projects(d)	42
Non-cash pension expense (income)(e)	(42)
Effect of purchase price accounting on inventories and leases(f)	32
VAT and Customs duties on historical imports(g)	1
Gain on sale of businesses(h)	(5)
Business interruption costs(i)	2
Costs related to business acquisitions and integrations(j)	97
Unrealized (gain) loss on derivatives(k)	26
Non-cash inventory charge(l)	3
SEC registration costs(m)	6
Gain from modification of retiree medical plan benefits(n)	(25)
ITR agreements(o)	234
Fees relating to Graham Packaging’s terminated related party monitoring agreement(p)	1
Graham Packaging acquisition and integration expenses(q)	4
Graham Packaging transaction related expenses(r)	89
Graham Packaging reorganization and other costs(s)	11
Other(t)	6

RGHL Combined Group Adjusted EBITDA	2,529

(a)	Reflects restructuring costs relating to cost saving programs associated with implementing workforce reductions and plant closures.

(b)	Reflects impairment charges relating to the write-down of non-current assets to their recoverable amount in the RGHL Group and Graham Packaging.

(c)	Reflects adjustments to deduct equity accounted results of joint ventures to the extent that they are not distributed in cash of the RGHL Group.

(d)	Reflects costs incurred at our Reynolds Consumer Products segment and our Pactiv Foodservice segment designed to optimize business processes, including the purchase of raw material and other inputs.

(e)	Reflects non-cash pension expense or income included in results of operations.

(f)	Reflects the fair value adjustment to inventories and leases as a result of the purchase price accounting exercise against cost of sales.

(g)	Reflects customs duties and VAT taxes on historical imports.

(h)	Reflects a total gain on sale of $5 million for the year ended December 31, 2011, on disposal of one of Closures’ European businesses.

(i)	Reflects business interruption costs (net of insurance recoveries in 2011) at:

•	SIG in 2011 as a result of hail damage at its plant in Wittenberg, Germany;

•	Closures in 2011 as a result of an earthquake in Japan; and

•	Reynolds consumer products business in 2009 as a result of flood damage and related insurance recoveries in 2011.

(j)	Reflects costs incurred by the RGHL Group related to business acquisitions and to the integration of Pactiv and Graham Packaging and payments made to executives and members of management of Graham Packaging as a result of the change in control events associated with the Graham Packaging Acquisition.

(k)	Reflects the adjustments for unrealized gains or losses on derivatives.

(l)	Reflects a non-cash charge related to changing a technique in computing the monthly inventory standards at the Pactiv Foodservice and Reynolds Consumer Products segments.

(m)	Reflects the cost incurred by the RGHL Group related to the SEC registration process.

(n)	Represents the gain from modification of retiree medical plan benefits.

(o)	Reflects amounts in respect of the ITR agreements, which were terminated as a result of the Graham Packaging Acquisition.

(p)	Represents annual fees paid to Donald C. Graham, his family and affiliated entities and Graham Packaging’s financial sponsors in connection with a monitoring agreement.

(q)	Represents costs related to the acquisition and integration of the Liquid Entities, China Roots Packaging PTE Ltd. (“China Roots”) and other entities by Graham Packaging.

(r)	Represents costs related to the terminated merger with Silgan Holdings Inc. and the subsequent acquisition costs by the RGHL Group.

(s)	Represents costs related to the OnTech arbitration, plant closures, employee severance and other costs.

(t)	Represents the net loss on disposal of fixed assets, stock-based compensation expense, non-cash equity income from non-consolidated entities and Venezuelan hyper-inflationary accounting for Graham Packaging, and certain expenses associated with historical Dopaco operations.

(4)	For purposes of calculating the pro forma ratio of earnings to fixed charges, earnings represent income before income taxes from continuing operations before adjustments for minority interests and equity from affiliates plus fixed charges and distributed income of equity investees. Fixed charges include the sum of (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, and (c) an estimate of the interest within rental expense. This ratio does not have the same definition as any similarly titled ratio with respect to the notes. For the period presented, the ratio coverage was less than 1.0x. The RGHL Combined Group would have needed to generate additional earnings of $942 million for the year ended December 31, 2011 to achieve a coverage of 1.0x.

Summary Historical RGHL Group Financial Information

	RGHL Group
	Year Ended December 31,
	2009(†)	2010(*†)	2011(**†)
	(IFRS)
	(In $ millions)

Income Statement
Revenue	$5,910	$6,774	$11,789
Cost of sales	(4,691)	(5,524)	(9,725)

Gross profit	1,219	1,250	2,064
Other income	201	102	87
Selling, marketing and distribution expenses	(211)	(231)	(347)
General and administration expenses	(366)	(392)	(628)
Other expenses	(96)	(80)	(268)
Share of profit of associates and joint ventures, net of income tax (equity method)	11	18	17

Profit (loss) from operating activities	758	667	925

Financial income	21	66	22
Financial expenses	(513)	(752)	(1,420)

Net financial income (expenses)	(492)	(686)	(1,398)

Profit (loss) before income tax	266	(19)	(473)
Income tax benefit (expense)	(149)	(78)	56

Profit (loss) from continuing operations for the period	$117	$(97)	$(417)

*	Represents a full year of operations for the SIG, Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice segments. Reynolds Consumer Products and Pactiv Foodservice include operations of our Hefty consumer products and Pactiv foodservice packaging businesses, respectively, for the period from November 16, 2010 to December 31, 2010.

**	Includes the operations of Dopaco for the period from May 2, 2011 to December 31, 2011 and Graham Packaging for the period from September 8, 2011 to December 31, 2011.

†	Derived from the audited financial statements of the RGHL Group.

	RGHL Group
	As of December 31,
	2009(*†)	2010(**†)	2011(***†)
	(IFRS)
	(In $ millions)

Balance Sheet Data
Cash and cash equivalents	$516	$664	$597
Trade and other receivables	683	1,150	1,506
Inventories	756	1,281	1,773
Property, plant and equipment	1,825	3,266	4,535
Investment property	76	68	29
Intangible assets	3,279	8,748	12,531
Other assets	627	799	917

Total assets	7,762	15,976	21,888

Trade and other payables	761	1,246	1,758
Borrowings — current	112	141	521
Borrowings — non-current	4,842	11,701	16,625
Other liabilities	943	2,624	3,161

Total liabilities	6,658	15,712	22,065

Net assets (liabilities)	$1,104	$264	$(177)

*	Represents balance sheet data for the SIG, Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice segments, included in the RGHL Group’s annual audited financial statements which are not included elsewhere in this prospectus.

**	Represents balance sheet data for the SIG, Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice segments. Reynolds Consumer Products and Pactiv Foodservice include balance sheet data for our Hefty consumer products and Pactiv foodservice packaging businesses.

***	Represents balance sheet data for the SIG, Evergreen, Closures, Reynolds Consumer Products, Pactiv Foodservice and Graham Packaging segments.

†	Derived from the audited financial statements of the RGHL Group.

	RGHL Group
	Year Ended December 31,
	2009(†)	2010(*†)	2011(**†)
	(IFRS)
	(In $ millions)

Other Financial Data
Total capital expenditures	$292	$337	$520
RGHL Group EBITDA(1)	1,260	1,171	1,897
RGHL Group Adjusted EBITDA(2)	1,130	1,251	2,124
Ratio of earnings to fixed charges(3)	1.6	—	—
Cash Flow Statement Data
Net cash flows from (used in) operating activities	770	383	443
Net cash flows from (used in) investing activities	(135)	(4,588)	(2,502)
Net cash flows from (used in) financing activities	(501)	4,345	2,006

*	Represents data for the SIG, Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice segments. Reynolds Consumer Products and Pactiv Foodservice include data for our Hefty consumer products and Pactiv foodservice packaging businesses, respectively, for the period from November 16, 2010 to December 31, 2010.

**	Includes the operations of Dopaco for the period from May 2, 2011 to December 31, 2011 and Graham Packaging for the period from September 8, 2011 to December 31, 2011.

†	Derived from the audited financial statements of the RGHL Group.

The following table reconciles the RGHL Group EBITDA calculations presented above to our profit (loss) from continuing operations for the periods presented:

	RGHL Group
	Year Ended December 31,
	2009†	2010*†	2011(**†)
	(IFRS)
	(In $ millions)

Profit (loss) from continuing operations	$117	$(97)	$(417)
Income tax (benefit) expense	149	78	(56)
Net financial expenses	492	686	1,398
Depreciation and amortization	502	504	972

RGHL Group EBITDA(1)	$1,260	$1,171	$1,897

*	Represents data for the SIG, Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice segments. Reynolds Consumer Products and Pactiv Foodservice include data for our Hefty consumer products and Pactiv foodservice packaging businesses, respectively, for the period from November 16, 2010 to December 31, 2010.

**	Includes the operations of Dopaco for the period from May 2, 2011 to December 31, 2011 and Graham Packaging for the period from September 8, 2011 to December 31, 2011.

†	Derived from the audited financials statements of the RGHL Group.

(1)	RGHL Group EBITDA is defined as profit (loss) from continuing operations before income tax expenses, net financial expenses, depreciation of property, plant and equipment and amortization of intangible assets. EBITDA is not a measure of our financial condition, liquidity or profitability and should not be considered as a substitute for profit (loss) for the year, operating profit or any other performance measures derived in accordance with IFRS or as a substitute for cash flow from operating activities as a measure of our liquidity in accordance with IFRS. Additionally, EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not take into account certain items such as interest and principal payments on our indebtedness, depreciation and amortization expense, working capital needs, tax payments, and capital expenditures. We believe that the inclusion of EBITDA in this prospectus is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We additionally believe that issuers of high yield debt securities also present EBITDA because investors, analysts and rating agencies consider these measures useful. Because not all companies calculate EBITDA identically, this presentation of the RGHL Group EBITDA may not be comparable to other similarly titled measures of other companies.

(2)	RGHL Group Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as RGHL Group EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write downs and equity method profit not distributed in cash.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit (loss) for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. The determination of Adjusted EBITDA contains a number of estimates and assumptions that may prove to be incorrect and differ materially from actual results. See “Risk Factors.” Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not take into account certain items such as interest and principal payments on our indebtedness, depreciation and amortization expense, working capital needs, tax payments, and capital expenditures. We believe that the inclusion of Adjusted EBITDA in this prospectus is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We additionally believe that issuers of high yield debt securities also present Adjusted EBITDA and other pro forma measures of Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. The following table reconciles the RGHL Group EBITDA calculation presented above to RGHL Group Adjusted EBITDA for the periods presented:

	RGHL Group
	Year Ended December 31,
	2009(†)	2010(*†)	2011(**†)
	(IFRS)
	(In $ millions)

RGHL Group EBITDA	$1,260	$1,171	$1,897
Adjustment related to settlement of a lease obligation(a)	—	(2)	—
Restructuring costs(b)	58	9	88
Termination of supply agreement(c)	—	7	—
Black Liquor Credit(d)	(214)	(10)	—
Related party management fees(e)	3	1	—
Impairment of non-current assets(f)	13	28	12
Equity method joint venture profit not distributed in cash(g)	(10)	(14)	(10)
Consulting fees for business optimization projects(h)	13	8	42
Non-cash pension expense (income)(i)	—	(5)	(42)
Korean insurance claim(j)	(2)	—	—
Venezuela receivable(k)	1	—	—
Legal costs related to the acquisition of Blue Ridge Paper Products, Inc.(l)	1	—	—
Write-down of assets held for sale(m)	1	—	—
Transition costs(n)	24	—	—
Effect of purchase price adjustment on inventories and leases(o)	—	63	32

	RGHL Group
	Year Ended December 31,
	2009(†)	2010(*†)	2011(**†)
	(IFRS)
	(In $ millions)

VAT and Customs duties on historical imports(p)	3	10	1
Gain on sale of businesses and investment properties(q)	—	(16)	(5)
Business interruption costs(r)	5	2	2
Costs related to business acquisitions and integrations(s)	—	12	97
Closure Systems International Americas, Inc. gain on acquisition(t)	—	(10)	—
Unrealized (gain) loss on derivatives(u)	(129)	(3)	26
Plant realignment costs(v)	2	—	—
Loss on sale of Baco assets(w)	1	—	—
Elimination of historical Reynolds Consumer hedging policy(x)	95	—	—
Inventory write-off(y)	5	—	—
Non-cash inventory charge(z)	—	—	3
SEC registration costs(aa)	—	—	6
Gain from modification of retiree medical plan benefits(bb)	—	—	(25)

RGHL Group Adjusted EBITDA	$1,130	$1,251	$2,124

*	Represents data for the SIG, Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice segments. Reynolds Consumer Products and Pactiv Foodservice include data for our Hefty consumer products and Pactiv foodservice packaging businesses, respectively, for the period from November 16, 2010 to December 31, 2010.

**	Includes the operations of Dopaco for the period from May 2, 2011 to December 31, 2011 and Graham Packaging for the period from September 8, 2011 to December 31, 2011.

†	Derived from the audited financial statements of the RGHL Group.

(a)	Reflects the reversal of excess reserves for Baco leasing obligations that were settled in 2010.

(b)	Reflects restructuring costs relating to cost saving programs associated with implementing workforce reductions and plant closures, as disclosed in note 10 of the RGHL Group’s audited financial statements as of December 31, 2011 and for the years ended December 31, 2009, 2010 and 2011.

(c)	Reflects amounts paid to settle the termination of a supply contract at Pactiv Foodservice.

(d)	Reflects tax credits, net of related expenses, received for the use of alternative fuel mixtures to produce energy to operate the Evergreen business during the 2009 and 2010 years. See “Operating and Financial Review and Prospects.”

(e)	Reflects an expense for management fees relating to executives of Evergreen.

(f)	Reflects impairment charges relating to the write-down of non-current assets to their recoverable amount, predominantly in relation to the sale of a plant in Venezuela at Evergreen in 2009, impairment charges relating to the write-down of property, plant and equipment and intangible assets to their recoverable amount in relation to the sale or closure of certain of Pactiv Foodservice’s operations in 2010 and 2011, and impairment charges relating to the write-down of investment properties at SIG in 2011.

(g)	Reflects adjustments to deduct equity accounted results of joint ventures to the extent that they are not distributed in cash, as disclosed in the reconciliation of the profit for the period with the net cash from operating activities of the RGHL Group’s audited financial statements as of and for the years ended December 31, 2009, 2010 and 2011.

(h)	Reflects consulting fees incurred at our Evergreen segment, our Reynolds Consumer Products segment and our Pactiv Foodservice segment to optimize business processes, including the purchase of raw material and other inputs.

(i)	Reflects non-cash pension expense or income included in results of operations.

(j)	Reflects the settlement in 2009 of an insurance claim for costs in connection with a fraud in the Korean business, which occurred at Evergreen in 2007.

(k)	Reflects write-off of related party receivables in the Venezuela operations.

(l)	Reflects an expense for legal fees related to the acquisition of Blue Ridge Paper Products, Inc. in 2007, which were incurred subsequent to the initial purchase accounting adjustments.

(m)	Reflects write-down on assets held for sale.

(n)	Reflects incremental costs incurred by RGHL associated with transitioning the Reynolds consumer products business from Alcoa, including costs related to IT systems and duplicative shared services during the transition period.

(o)	Reflects the fair value adjustment to inventories and leases as a result of the purchase price accounting exercise against cost of sales.

(p)	Reflects customs duties and VAT taxes on historical imports.

(q)	Reflects a total gain on sale of businesses of $16 million for the year ended December 31, 2010, comprised of $8 million on disposal of the Reynolds foodservice packaging business’s interest in its envelope window film operations, $6 million on other business disposals and the gain on sale of investment properties of $2 million at SIG. For the year ended December 31, 2011, the gain on sale of business was $5 million on disposal of one of Closures’ European businesses.

(r)	Reflects business interruption costs (net of insurance recoveries) at:

•	SIG in 2011 as a result of hail damage at its plant in Wittenberg, Germany;

•	Closures in 2011 as a result of an earthquake in Japan and in 2010 as a result of an earthquake in Chile; and

•	Reynolds consumer products business in 2009 as a result of flood damage and related insurance recoveries in 2010 and 2011.

(s)	Reflects costs incurred by the RGHL Group related to business acquisitions.

(t)	Reflects the difference between the net assets acquired and consideration paid on the acquisition of Closure Systems International Americas Inc. (see note 33 of the RGHL Group’s audited financial statements as of and for the year ended December 31, 2011).

(u)	Reflects the adjustments for unrealized gains or losses on derivatives.

(v)	Reflects plant realignment costs in 2009.

(w)	Reflects a loss of $1 million on sale of Baco assets in 2009.

(x)	Reflects the impact of the elimination of the historical hedging policy in 2009.

(y)	Reflects a write-off of inventory in the Reynolds foodservice packaging business from restructuring and business rationalization activities.

(z)	Reflects a non-cash charge related to changing a technique in computing the monthly inventory standards at the Pactiv Foodservice and Reynolds Consumer Products segments.

(aa)	Reflects costs incurred by the RGHL Group related to the SEC registration process.

(bb)	Represents the gain from modification of retiree medical plan benefits.

(3)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes from continuing operations before adjustments for minority interests and equity from affiliates plus fixed charges and distributed income of equity investees. Fixed charges include the sum of (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, and (c) an estimate of the interest within rental expense. This ratio does not have the same definition as any similarly titled ratio with respect to the notes. For certain periods presented where the ratio coverage was less than 1.0x, the RGHL Group would have needed to generate additional earnings of $34 million and $488 million for the years ended December 31, 2010 and 2011, respectively, to achieve a coverage of 1.0x.

RISK FACTORS

You should carefully consider the following risk factors, in addition to the other information presented in this prospectus, including all the financial statements and related notes, in evaluating our business and an investment in the notes. Any of the following risks, as well as other risks and uncertainties, could harm our business and financial results and cause the value of the notes to decline, which in turn could cause you to lose all or part of your investment. The risks below are not the only ones facing our company. Additional risks not currently known to us or that we currently deem immaterial also may materially and adversely impair our business, financial condition or results of operations.

Risks Related to Our Business

The RGHL Group’s lack of an operating history as a single company combining all of the RGHL Group’s segments, including the businesses of Dopaco and Graham Packaging, and the challenge of integrating previously independent businesses make evaluating our business and our future financial prospects difficult.

The RGHL Group’s lack of an operating history as a single company combining all of the RGHL Group’s segments, including the businesses of Pactiv, Dopaco and Graham Packaging, makes evaluating our business and our future financial prospects difficult. Our potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently organized or combined companies.

In this prospectus, we have presented financial statements and financial information of the RGHL Group, Pactiv, Dopaco and Graham Packaging.

Although the financial statements of the RGHL Group included in this prospectus reflect the operations of our SIG, Evergreen and Closures segments and the operations of our Reynolds foodservice packaging business and Reynolds consumer products business, which are part of our Pactiv Foodservice and Reynolds Consumer Products segments, respectively, we did not operate these businesses during all of the periods presented, even though they are presented as combined in the RGHL Group’s financial statements. These businesses have been under common ownership and control through entities ultimately 100% owned by Mr. Graeme Hart for several years. However, these businesses were not owned, directly or indirectly, by a single company that consolidated their financial results or managed them on a combined basis prior to the completion of the Reynolds Foodservice Acquisition on September 1, 2010.

In addition, the RGHL Group’s financial statements reflect the operations of our Pactiv foodservice packaging and Hefty consumer products businesses only for the period of November 16, 2010 to December 31, 2010 and for the year ended December 31, 2011.

We acquired Dopaco on May 2, 2011 and, as a result, its results are only reflected in the RGHL Group’s financial statements from May 2, 2011. We are in the process of combining Dopaco with our Pactiv Foodservice segment.

We acquired Graham Packaging on September 8, 2011 and, as a result, its results are only reflected in the RGHL Group’s financial statements from September 8, 2011.

Our unaudited pro forma combined financial information is not intended to reflect what our actual results of operations and financial condition would have been had the RGHL Group been a consolidated company with Pactiv, Dopaco and Graham Packaging for the periods presented, and therefore these results may not be indicative of our future operating performance.

Because we acquired Graham Packaging on September 8, 2011, Dopaco on May 2, 2011 and Pactiv on November 16, 2010, our historical financial information does not consolidate the financial results for the RGHL Group, Graham Packaging, Dopaco and Pactiv for all the periods presented. The financial results of Graham Packaging, Dopaco and Pactiv are only reflected in the historical financial statements of the RGHL Group from the dates they were acquired by RGHL. The historical financial statements consist of the financial statements of the RGHL Group, the separate financial statements of Pactiv for periods prior to the Pactiv Transaction, the separate financial statements for Dopaco prior to the Dopaco Acquisition and the separate financial statements for Graham Packaging prior to the Graham Packaging Acquisition, each included elsewhere in this prospectus. In addition, Pactiv’s, Dopaco’s and Graham Packaging’s historical financial statements included elsewhere in this prospectus are presented in accordance with U.S. GAAP, which differs in certain respects from IFRS, the accounting principles used by the RGHL Group.

The unaudited pro forma combined financial information presented in this prospectus is for illustrative purposes only and is not intended to, and does not purport to, represent what our actual results or financial condition would have been if each of the Pro Forma Transactions had occurred on the relevant dates. In addition, such unaudited pro forma combined financial information is based in part on certain assumptions regarding the Graham Packaging Transaction that the RGHL Group believes are reasonable. The unaudited pro forma combined financial information has been prepared using the purchase method of accounting, pursuant to which the purchase price in connection with acquisitions is required to be allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair market values as of the date of the acquisition, with any excess purchase price allocated to goodwill. The preliminary allocation of the purchase price in connection with the Graham Packaging Acquisition as reflected in the unaudited pro forma combined financial information is based upon our preliminary estimates of the values of assets acquired and liabilities assumed. For more information, see “Unaudited Pro Forma Combined Financial Information.” The final purchase price allocations may be different than those reflected in the preliminary pro forma purchase price allocations, and the differences may be material.

In addition, the RGHL Group incurred costs associated with completing the Graham Packaging Acquisition and the Pactiv Acquisition. We expect to incur approximately $125 million of additional costs to achieve the expected cost savings and synergies from the Pactiv Acquisition. We expect to incur approximately $75 million of costs by the end of 2013 to achieve the expected cost savings and synergies from the Graham Packaging Acquisition. Because these costs are not recurring and certain costs are capital in nature, they are not reflected in the unaudited pro forma combined income statements included elsewhere in this prospectus. Accordingly, the historical and pro forma financial information included in this prospectus does not reflect what the RGHL Group’s results of operations and financial condition would have been had the RGHL Group been a consolidated entity with Pactiv, Dopaco and Graham Packaging during all periods presented, or what our results of operations and financial condition will be in the future.

Other important information about the presentation of our financial information is included under the heading “Summary — Presentation of Financial Information.” Although EBITDA, along with Adjusted EBITDA, as the case may be, is derived from the financial statements of the RGHL Group, Pactiv, Dopaco and Graham Packaging, the calculation of Adjusted EBITDA contains a number of estimates and assumptions that may prove to be incorrect and may differ materially from actual results. For example, raw materials pricing, synergies, cost savings and the determination of foreign currency conversions contain significant estimates and assumptions. Although we believe these estimates and assumptions are reasonable and correct, investors should not place undue reliance upon Adjusted EBITDA as an indicator of current and future performance given how it is calculated and the possibility that actual results may differ from the underlying estimates and assumptions.

Our business and financial performance may be harmed by future increases in raw material, energy and freight costs.

Raw material costs historically have represented a significant portion of our cost of sales, so changes in raw material prices may impact our results of operations. The primary raw materials used to manufacture our products are resin (particularly high-density polyethylene, or “HDPE,” polypropylene, or “PP,” polyethylene, or “PE,” polystyrene, or “PS,” and polyethylene terephthalate, or “PET”), aluminum, fiber (principally raw wood and wood chips) and paperboard (principally cartonboard and cupstock). The prices of our raw materials, particularly resin, have fluctuated significantly in recent years. See “Operating and Financial Review and Prospects — Key Factors Influencing our Financial Condition and Results of Operations — Raw Materials and Energy Prices.”

Fluctuations in raw material costs can adversely affect our business because most of our purchases of raw materials are based on negotiated rates with suppliers, which are tied to published indices. While we sometimes enter into hedging agreements for some of our raw materials and energy sources, such as aluminum and natural gas, to minimize the impact of such fluctuations, we generally have not entered into hedging arrangements for plastic resin or other raw materials and energy sources. In addition, we typically do not enter into long-term purchase contracts that provide for fixed quantities or prices for our principal raw materials. Although our revenue is directly impacted by changes in raw material costs as a result of raw material cost pass-through mechanisms in many of the customer pricing agreements entered into by each of our segments other than our SIG segment and branded products, which represent the majority of aluminum foil products sold by our Reynolds Consumer Products segment, the contractual price adjustments do not occur simultaneously with commodity price fluctuations, but rather on a mutually agreed upon schedule. Due to differences in timing between purchases of raw materials and sales to customers, there is often a lead-lag effect, during which margins are negatively impacted in periods of rising raw material costs and positively impacted in periods of falling raw material costs. Even where our contracts provide for price adjustments based on changes in raw material costs, such adjustments are not immediate and may not fully offset our increased costs. We also use price increases, where possible, to mitigate the effect of raw material cost increases for customers that are not subject to raw material cost pass-through agreements. However, there is no assurance that increases in raw material costs may be covered by increases in pricing. As a result, we often are not able to pass on price increases to our customers on a timely basis, if at all, and consequently do not always recover the lost margin resulting from the price increases. Moreover, an increase in the selling prices for the products we produce resulting from a pass-through of increased raw material costs or freight costs could have an adverse impact on the volume of units we sell and decrease our revenue.

In addition to our dependence on primary raw materials, we are also dependent on different sources of energy for our operations, such as coal, fuel oil, electricity and natural gas. In particular, our Evergreen segment is susceptible to price fluctuations in natural gas, as it incurs significant natural gas costs to convert raw wood and wood chips to paper products and liquid packaging board. Historically, we have been able to mitigate the effect of higher energy-related costs with productivity improvements and other cost reductions. However, there is no assurance that we can sustain the level of productivity improvements and cost reduction measures in the future. In addition, if some of our large contracts were to be terminated for any reason or not renewed upon expiration, or if market conditions were to substantially change resulting in a significant increase in the price of coal, fuel oil, electricity and/or natural gas, we may not be able to find alternative, comparable suppliers or suppliers capable of providing coal, fuel, electricity and/or natural gas on terms or in amounts satisfactory to us. As a result of any of these events, our business, financial condition and operating results may suffer.

We are also dependent on third parties for the transportation of both our raw materials and the products we sell. In certain jurisdictions, we are exposed to import duties and freight costs, the latter of which is influenced by carrier availability and the fluctuating costs of oil and other transportation costs.

Our operating results depend upon a steady supply of wood fiber and any impairment in our ability to procure wood fiber at cost-effective prices may adversely affect our business, financial condition and operating results.

Evergreen does not own or control any timberlands and must buy its fiber either through supply agreements or on the open market. One of Evergreen’s supply agreements for wood fiber, which expires on May 14, 2014, currently accounts for 23% of its total requirements for the supply of wood chips and the prices that Evergreen pays for wood fiber under that agreement at any particular time may be greater or less than spot market prices. Evergreen also has agreements with numerous other suppliers to purchase wood fiber at market prices. If any of these agreements were to be terminated for any reason, or not renewed upon expiration, or if market conditions were to substantially change, we may not be able to find alternative, comparable suppliers or suppliers capable of providing our wood fiber needs on terms or in amounts satisfactory to us. As a result, our business, financial condition and operating results could suffer.

In addition, the cost and availability of wood fiber have at times fluctuated greatly because of weather, economic or general industry conditions. From time to time, timber harvesting may be limited by natural events, such as fire, insect infestation, disease, ice storms, excessive rainfall and windstorms, or by harvesting restrictions. Production levels within the forest products industry are also affected by such factors as currency fluctuations, duties and finished lumber prices. All of these factors can increase the price we pay for wood fiber from our existing suppliers or from any new suppliers and we may not be able to immediately pass on raw material price increases to our customers, if at all. Due to differences in the timing of the pricing mechanism trigger points between our sales and purchase contracts, there is often a lead-lag impact during which margins are negatively impacted for the short term in periods of rising raw material prices and positively impacted in periods of falling raw material prices. Therefore, selling prices of our finished products may not increase in response to raw material price increases. Our operating results may be materially and adversely affected if we are unable to pass through any raw material price increases to our customers.

We depend on a small number of suppliers for our raw materials and any interruption in our supply of raw materials would harm our business and financial performance.

Most of our raw material requirements are sourced from a relatively small number of suppliers. In addition, we do not have written contracts with some of our suppliers and many of our contracts can be terminated on short notice. As a consequence, we are highly dependent on these suppliers for an uninterrupted supply of our key raw materials. Such supply could be disrupted for a wide variety of reasons, many of which are beyond our control. Any interruption in the supply of raw materials could have an adverse impact on our business and results of operations. In addition, SIG relies on a small number of suppliers for its cartonboard requirements for its aseptic carton packaging business. Specifically, SIG purchases nearly all of its cartonboard requirements from Stora Enso Oyj. SIG has purchased cartonboard from Stora Enso Oyj for several years, generally pursuant to written contracts, but from time to time without a written contract in place. SIG’s current contract with Stora Enso Oyj expires on December 31, 2013. However, if Stora Enso Oyj is unwilling or unable to supply cartonboard to SIG at any time and SIG is unable to obtain a replacement supplier or manufacturer within a reasonable amount of time, SIG may experience a significant interruption to its production of aseptic carton packaging sleeves, which may adversely affect our business and results of operations.

Our ability to expand our operations could be adversely affected if we lose access to additional blow molding equipment.

Graham Packaging’s access to blow molding equipment is important to its ability to expand its operations. Graham Packaging has access to a broad array of blow molding equipment and suppliers. However, if we fail to continue to have access to this new blow molding equipment or these suppliers, our ability to expand our operations may be materially and adversely affected until alternative sources of technology can be arranged.

Our business and financial performance may be adversely affected by downturns in the target markets that we serve.

Many of our products are packaging for products manufactured by other companies, so demand for our products is directly affected by consumer consumption of the products sold in the packages we produce. General economic conditions affect consumption in SIG’s, Evergreen’s, Closures’ and Graham Packaging’s primary end-use markets, including beverage products, such as milk, other dairy products, juices, bottled water and carbonated and non-carbonated soft drinks, as well as the liquid food market and other packaged consumer products. Reynolds Consumer Products depends on the market conditions in the retail industry and consumer demand for its products, such as aluminum foil, wraps, and bags, which are also affected by general economic conditions. Similarly, demand for our Pactiv Foodservice products depends on the market conditions in the foodservice industry and consumer demand for their products.

Downturns or periods of economic weakness or increased prices in these consumer markets have resulted in the past, and could result in the future, in decreased demand for our products. In particular, our business has been in the past, and could be in the future, adversely affected by any economic downturn that results in difficulties for any of our major customers, including retailers. For example, the continuing uncertainty about future economic conditions globally, and in the United States and Europe in particular, could negatively impact our customers and adversely affect our results of operations. These conditions are beyond our control and may have an impact on our sales and results of operations. Macro-economic issues involving the broader financial markets, including the housing and credit systems and general liquidity issues in the securities markets, have negatively impacted the economy and may negatively affect our growth. In addition, weak economic conditions and declines in consumer spending and consumption have in the past harmed, and may in the future harm, our operating results. For example, during the latter part of 2008, melamine contamination in China impacted a significant number of milk products; as a result, consumer confidence within the Chinese market significantly declined resulting in lower milk sales. In Russia, the recent economic downturn significantly reduced the demand for liquid packaging in the juice division in 2008 and 2009. In the United States, the economic downturn also reduced demand for branded consumer products such as waste and storage bags, with customers shifting towards purchases of lower priced store branded products.

Increased competition could reduce our sales and profitability and adversely affect our financial condition and results of operations.

All of our segments operate in highly competitive markets. Some of our segments, such as SIG and Evergreen, operate in markets with a limited number of key global competitors. Certain of those competitors have a significantly higher market share than we do globally or in the geographic markets in which we compete and may have substantially greater financial and other resources than we do. The global beverage caps and closures market is highly fragmented, with Closures being one of a relatively small number of key global participants. Reynolds Consumer Products faces significant competition in all of its product lines from numerous national and regional companies of various sizes and cost structures. The foodservice market is also highly fragmented, with Pactiv Foodservice being one of the few participants with a product range that spans most of the foodservice product categories. Some competitors offer a more specialized variety of packaging materials and concepts and may serve more geographic regions through various distribution channels. Graham Packaging has a significant market share in rigid blow-molded plastic containers in North America but faces increasing competition in the market.

We believe that the aseptic and fresh carton packaging, paper and beverage caps and closures businesses are highly competitive, and product pricing is a key competitive factor. Besides product pricing, we also compete by offering customers volume rebates, marketing allowances and extended payment terms for purchases of our filling machines. As a result, unless we are able to control our operating costs, our gross margin may be adversely affected. In 2008, as a result of competitive pricing, one of Closures’ major customers significantly reduced its purchasing of beverage caps and closures from us in the United States, which adversely affected Closures’ business and results of operations. It is possible that we will lose additional customers in the future, which would adversely affect our business and results of operations.

Although capital costs in many of our businesses, particularly in the aseptic and fresh carton packaging and beverage caps and closures industries, are high and there are intellectual property and technological barriers to entry, we also face the threat of competition in the future from new entrants from other segments in the packaging market or outside the packaging market, as well as from existing suppliers. We also face potential competition, particularly in emerging markets like Russia and East Asia, from companies that supply carton sleeves to customers who already own filling machines. These competitors do not incur the capital costs associated with the production and supply of filling machines and are, therefore, able to provide carton sleeves at a lower cost. As a result, to the extent there are new entrants, it may become difficult for us to increase or even maintain our prices. In addition to other aseptic and fresh carton packaging suppliers, our aseptic and fresh carton packaging businesses also face competition from packaging made from PET and other substrates. The prices that we can charge for our products and systems are therefore constrained by the availability and cost of substitutes. For example, in the German market, PET substitution in the juice segment has impacted adversely our results of operations. Some customers or potential customers of our caps and closures business, especially in emerging markets, might explore the option to self-manufacture caps and closures, which may adversely affect our financial condition and results of operations.

We also compete in the paper, cup stock and ovenable packaging board markets. Some of our competitors in these markets have lower costs than we do and may be less adversely affected than we are by price declines or by increases in raw material costs. In addition, several of our competitors in these markets have significantly greater financial and other resources and a lower product cost basis than we have and thus can better withstand adverse economic or market conditions. Moreover, changes within the paper industry have occurred, including the consolidation of producers of products that compete with us and consolidation within the distribution channels for our products, and may continue to occur, and may adversely affect our business and financial performance.

Reynolds Consumer Products is subject to intense competition in a marketplace dominated by large retailers. We compete with diverse manufacturers of consumer products including large and well established multinational companies, as well as regional and local companies. Our principal customers are grocery stores, mass-merchants, clubs, discount stores and drug stores. The rapid growth of these large retailers, together with changes in consumer purchasing patterns, have contributed to the formation of dominant multi-category retailers that have strong negotiating power with suppliers. Current trends among such retailers include fostering high levels of competition among suppliers, demanding innovative new products from suppliers and requiring suppliers to maintain or reduce product prices and deliver products with shorter lead times. Other trends include consumers shifting purchasing channels by moving away from grocery stores and towards clubs and mass-merchants and retailers importing products directly from foreign sources and sourcing and selling products under their own store brands, which compete with our Reynolds and Hefty branded products.

Pactiv Foodservice is subject to intense competition mainly from significantly smaller competitors, many of whom have lower fixed costs. Certain competitors offer a more specialized variety of packaging materials and concepts. Our success in obtaining business in the foodservice market is driven primarily by our breadth of product offerings, price, product features, performance, speed to market, distribution capabilities and value-added services.

Graham Packaging operates in a competitive environment. In the past, Graham Packaging has encountered pricing pressures in its markets and could experience further declines in prices of plastic packaging as a result of competition. Although Graham Packaging has been able over time to partially offset pricing pressures by reducing its cost structure and making the manufacturing process more efficient, Graham Packaging may not be able to continue to do so in the future.

The combination of these market influences has created an intensely competitive environment in which our customers continuously evaluate their suppliers, often resulting in downward pricing pressures and the need for large, consumer-meaningful brands, continuous introduction and commercialization of innovative new products, continuing improvements in customer service and the maintenance of strong relationships with large, high-volume purchasers. We also face intense competition from consumer product companies, as most of our products compete with other widely advertised brands within each product category and with store branded products. We also face the risk of changes in the strategy or structure of our major retailer customers, such as overall store and inventory reductions and retailer consolidation. The intense competition in the retail sector combined with the current economic environment may result in a number of retailers experiencing financial difficulty or failing in the future. As a result of these factors, we may experience reduced sales and profitability and a limited ability to recover our cost increases through price increases.

We are affected by seasonality and cyclicality in certain of our businesses.

Demand for beverages and consequently the related packaging, caps and closures, may be affected by adverse weather conditions, especially during the summer months when prolonged periods of unseasonably cool or wet weather in a particular market may affect sales volumes and therefore our financial condition and the results of our operations. In addition, demand for our consumer products, and in some instances our packaging products, typically increases during the holiday season which leads to increased sales in the fourth quarter, and our school milk carton business is typically stronger during the North American school semesters and decreases during the holiday periods.

The market for non-packaging paper products, such as Evergreen’s coated groundwood or uncoated free sheet products, is highly cyclical and sensitive to changes in general business conditions, industry capacity, consumer preferences and other factors. We have no control over these factors and they can significantly influence our financial performance. Many of our products in the paper segment are commodities and thus are readily substitutable and are subject to robust competition. The prices for our products may fluctuate substantially in the future, and continued or sustained weakness in prices or continued or sustained downturns in market conditions could have a material adverse effect on our business, financial condition and operating results.

Our business and financial performance may be harmed by changes in consumer lifestyle, eating habits, nutritional preferences and health-related and environmental concerns.

Many of our products are used by consumers in connection with food or beverage products. Any reduction in consumer demand for these product types as a result of lifestyle, environmental, nutritional or health considerations could have a significant impact on our customers and hence on our financial condition and results of operations. For example, there have been recent concerns about the environmental impact resulting from the manufacturing, shipping and/or disposal of resin-based products, such as plastic water bottles and polystyrene containers and packaging that are considered harmful to the environment by consumers. Product stewardship and resource sustainability concerns, including the recycling of products and product packaging and restrictions on the use of potentially harmful materials in products, have received increased attention in recent years and are likely to play an increasing role in brand management and consumer purchasing decisions. In addition, changes in consumer lifestyle, such as the gradual decline of home cooking, may result in decreasing demand for certain of our consumer products and increasing demand for our foodservice products. Our financial position and results of operations might be adversely affected to the extent that such environmental concerns or changes in consumer lifestyle reduce demand for our products.

If Reynolds Consumer Products does not continue to develop and maintain brands that are meaningful to consumers, our results of operations may suffer.

The ability of Reynolds Consumer Products to compete successfully increasingly depends on its ability to develop and maintain brands that are meaningful to consumers. The development and maintenance of such brands requires significant investment in product innovation, brand-building, advertising and marketing initiatives. Reynolds Consumer Products focuses on developing innovative products to address consumers’ unmet needs as well as introducing store branded products that emulate other popular branded consumer products and may increase its expenditures for advertising and other brand-building or marketing initiatives. However, these initiatives may not deliver the desired results which could adversely affect our business.

If we fail to maintain satisfactory relationships with our major customers, our results of operations could be adversely affected.

Many of our customers are large and possess significant market leverage, which results in significant downward pricing pressure, and generally constrains our ability to pass through price increases. SIG’s, Evergreen’s and Closures’ products are sold under multi-year supply agreements with many of their customers, while Reynolds Consumer Products generally sells its branded products pursuant to informal trading policies and its store branded products under one year or multi-year agreements. Pactiv Foodservice sells the majority of its products under agreements ranging from a few months to one year, with the balance sold pursuant to purchase orders or informal trading policies. In addition, we do not have written agreements with some of our customers and many of our agreements can be terminated on short notice. Graham Packaging’s sales are made pursuant to long-term customer purchase orders and contracts which typically vary in length with terms up to ten years. The contracts are requirements contracts which do not obligate the customer to purchase any given amount of product from Graham Packaging. Prices under Graham Packaging’s arrangements are tied to market standards and therefore vary with market conditions. SIG, Evergreen and Closures typically offer their major customers a variety of incentives to purchase their filling and capping machines or lease their filling machines. If our major customers reduce purchasing volumes or stop purchasing our products, our business and results of operations would likely be adversely affected. For example, in 2008, one of Closures’ major customers significantly reduced its purchasing of beverage caps and closures from us in the United States, which adversely affected Closures’ business and results of operations. It is possible that we will lose customers in the future, which may adversely affect our business and results of operations.

We could incur significant costs in complying with environmental, health and safety laws or permits or as a result of satisfying any liability or obligation imposed under such laws or permits.

Our operations are subject to various federal, state, local and foreign environmental, health and safety laws and regulations. Among other things, these laws regulate the emission or discharge of materials into the environment, govern the use, storage, treatment, disposal and management of hazardous substances and wastes, protect the health and safety of our employees and the end-users of our products, regulate the materials used in and the recycling of products and impose liability for the costs of investigating and remediating, and damages resulting from, present and past releases of hazardous substances. Violations of these laws and regulations or non-compliance with any conditions contained in any environmental permit can result in substantial fines or penalties, injunctive relief, requirements to install pollution or other controls or equipment, civil and criminal sanctions, permit revocations and/or facility shutdowns. We could be held liable for the costs to address contamination of any real property we have ever owned, operated or used as a disposal site. We also could incur fines, penalties, sanctions or be subject to third-party claims for property damage, personal injury or nuisance or otherwise as a result of violations of or liabilities under environmental laws or in connection with releases of hazardous or other materials. In addition, changes in, or new interpretations of, existing laws, regulations or enforcement policies, the discovery of previously unknown contamination, or the imposition of other environmental liabilities or obligations in the future, including additional investigation or other obligations with respect to any potential health hazards of our products or business activities or the imposition of new permit requirements, may lead to additional compliance or other costs that could have a material adverse effect on our business, financial condition or results of operations.

For a discussion of risks and liabilities relating to the Canton mill’s wastewater discharge permit, see “Business — Overview — Evergreen — Regulatory.”

Moreover, as environmental issues, such as climate change, have become more prevalent, federal, state and local governments, as well as foreign governments, have responded, and are expected to continue to respond, to these issues with increased legislation and regulation, which could negatively affect us. For example, the United States Congress has considered legislation to reduce emissions of greenhouse gases. In addition, the United States Environmental Protection Agency, or “EPA,” is regulating certain greenhouse gas emissions under existing laws such as the Clean Air Act. These and other foreign, federal and state climate change initiatives may cause us to incur additional direct costs in complying with new environmental legislation or regulations, such as costs to upgrade or replace equipment, as well as increased indirect costs resulting from our suppliers, customers or both incurring additional compliance costs that could get passed through to us or impact product demand. Additionally, the EPA is continuing the development of other new standards and programs that may be applicable to our operations. For example, the EPA has issued but is currently reconsidering regulations under the Clean Air Act governing emissions from industrial boilers. These or other rules promulgated in the future could result in additional material costs to us.

In addition, a number of governmental authorities, both in the United States and abroad, have considered, and are expected to consider, legislation aimed at reducing the amount of plastic wastes disposed. Programs have included, for example, mandating certain rates of recycling and/or the use of recycled materials, imposing deposits or taxes on plastic packaging material and requiring retailers or manufacturers to take back packaging used for their products. Legislation, as well as voluntary initiatives similarly aimed at reducing the level of plastic wastes, could reduce the demand for certain plastic packaging, result in greater costs for plastic packaging manufacturers or otherwise impact our business. Some consumer products companies, including some of our customers, have responded to these governmental initiatives and to perceived environmental concerns of consumers by using containers made in whole or in part of recycled plastic. Future legislation and initiatives could adversely affect us in a manner that would be material to our results of operations.

We may be unable to achieve some or all of the benefits that we expect to achieve from our restructuring and cost savings programs.

We may not be able to realize some or all of the cost savings and other adjustments we expect to achieve in the future as a result of our restructuring and cost savings programs in the time frame we anticipate. For a detailed description of these cost savings measures and other adjustments expected, refer to “Operating and Financial Review and Prospects.” A variety of factors could cause us not to realize some of the expected cost savings, including, among others, delays in the anticipated timing of activities related to our cost savings programs, lack of sustainability in cost savings over time, unexpected costs associated with operating our business, our ability to eliminate duplicative back office overhead and redundant selling, general and administrative functions, obtain procurement related savings, rationalize our distribution and warehousing networks, rationalize manufacturing capacity and shift production to more economical facilities and our ability to avoid labor disruptions in connection with any integration, particularly in connection with any headcount reduction.

Our insurance may not protect us against business and operating risks.

We maintain insurance for some, but not all, of the potential risks and liabilities associated with our business. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially, and in some instances, certain insurance policies are economically unavailable or available only for reduced amounts of coverage. For example, we will not be fully insured against all risks associated with pollution and other environmental incidents or impacts. Moreover, we may not be able to maintain adequate insurance in the future at rates we consider reasonable or obtain or renew insurance against certain risks. Any significant uninsured liability may require us to pay substantial amounts which would adversely affect our cash position and results of operations.

We may be involved in a number of legal proceedings that could result in substantial liabilities for us.

We are involved in several legal proceedings. It is difficult to predict with certainty the cost of defense or the outcome of these proceedings and their impact on our business, including remedies or damage awards. The outcomes of these legal proceedings and other contingencies could require us to take or refrain from taking certain actions, which actions or inactions could adversely affect our operations or could require us to pay substantial amounts of money or restrict our operations. If liabilities or fines resulting from these proceedings are substantial or exceed our expectations, our business, financial condition or results of operations may be adversely affected.

Loss of any of our key manufacturing facilities could have an adverse effect on our financial condition or results of operations.

While we manufacture most of our products in a large number of diversified facilities, and maintain insurance covering these facilities, a loss of the use of all or a portion of any of our key manufacturing facilities due to an accident, labor issues, weather conditions, natural disaster or otherwise, may have a material adverse effect on our financial condition or results of operations. In addition, certain of our products are produced at only one location or at a small number of facilities, increasing the risks associated with a loss of use of such facilities. For example, after the consolidation of Reynolds Consumer Products’ Richmond and Louisville manufacturing facilities in late 2009, we can only perform the foil rolling phase of our foil manufacturing process in our Louisville plant and the melting and casting phase in our Hot Springs facility. Loss or disruption of either of these two facilities would significantly interrupt our production process and adversely affect our business and results of operations. Additionally, we experienced a flood at one of our locations in 2009, which required us to suspend production at that facility for a short period of time. Similarly, we were affected by earthquakes in Chile in 2010, which caused one of Closures’ facilities to suspend its operations for approximately two months.

Loss of our key management and other personnel, or an inability to attract new management and other personnel, could impact our business.

We depend on our senior executive officers and other key personnel to operate our businesses and on our in-house technical experts to develop new products and technologies and to service our customers. The loss of any of these officers or other key personnel could adversely affect our operations. Competition for qualified employees among companies that rely heavily on engineering and technology is intense, and the loss of qualified employees or an inability to attract, retain and motivate additional highly skilled employees required for the operation and expansion of our business could hinder our ability to conduct research and development activities successfully or develop and support marketable products.

Future government regulations and judicial decisions affecting products we produce or the products contained in or sealed with the packaging, caps or closures we produce could significantly reduce demand for our products.

Government regulations and judicial decisions that affect the products we produce or the products contained in or sealed with the packaging, caps or closures we produce could significantly reduce demand for our products. For example, German legislation has been passed that requires a deposit to be paid for certain disposable beverage packages. It is possible that in the future our products may become subject to such deposit requirements if the recycling of our products falls below acceptable thresholds. Future legislation could also limit the use of our products or impose certain taxes on the use of our products. Such legislation could significantly reduce demand for many of our products and adversely affect our sales.

Changes to health and food safety regulations could increase costs and may also have a material adverse effect on our sales if, as a result, the public’s attitude towards our consumer products or the end products for which we provide packaging, caps or closures is substantially affected.

Significant consolidation among our customers or the loss of a significant customer could decrease demand for our products or our profitability.

Consolidation among our customers could adversely affect our profitability. We have observed that over the last ten years, there has been a trend toward consolidation among our customers in the food and beverage industry and in the retail and foodservice industries, and we expect that this trend will continue. In particular, consolidation among our customers could increase their ability to apply price pressure, and thereby force us to reduce our selling prices or lose sales, which would impact our results of operations. Following a consolidation, our customers in the food and beverage industry may also close production facilities or switch suppliers of packaging, caps or closures which could impact sales of our filling and capping machines and other products, while our customers in the retail industry may close stores, reduce inventory or switch suppliers of consumer products.

Additionally, Reynolds Consumer Products, Pactiv Foodservice and Graham Packaging rely on a relatively small number of customers for a significant portion of their revenue. In 2011, Reynolds Consumer Products’ top ten customers accounted for approximately 67% of its revenue, with two customers accounting for approximately 27% and 13% of revenue. In 2011, Pactiv Foodservice’s top ten customers accounted for approximately 45% of its revenue, with one customer accounting for approximately 12% of revenue. In 2011, Graham Packaging’s top ten customers accounted for approximately 48% of its revenue. The loss of any of our significant customers could have a material adverse effect on our business, financial condition and results of operations.

Supply of faulty or contaminated products could harm our reputation and business.

We have control measures and systems in place to ensure the maximum safety and quality of our products is maintained. The consequences of not being able to do so, due to accidental or malicious raw material contamination, or due to supply chain contamination caused by human error or faulty equipment, could be severe. Such consequences may include adverse effects on consumer health, reputation, loss of customers and market share, financial costs or loss of revenue. In addition, if any of our competitors or customers supply faulty or contaminated products to the market, or if manufacturers of the end-products that utilize our packaging produce faulty or contaminated products, our industry, or our end-products’ industries, could be negatively impacted, which could have adverse effects on our business.

In addition, if any of our products are found to be defective, we could be required to recall such products, which could result in adverse publicity, significant expenses and a disruption in sales and could affect our reputation and that of our products. Although we maintain product liability insurance coverage, potential product liability claims may exceed the amount of insurance coverage or potential product liability claims may be excluded under the terms of the policy.

Developments in electronic data transmission as well as rising postal costs could weaken demand for our paper products.

Recent trends in electronic data transmission and storage and in the use of the internet have tended to reduce the demand for paper products, particularly traditional print media. These trends could hurt our paper business. In addition, there has also been a trend toward on-line invoice payment. An increase in the cost of postage, or an increased availability and acceptance of on-line invoice payment options, could lessen demand for paper.

Currency exchange rate fluctuations could adversely affect our results of operations.

Our business is exposed to fluctuations in exchange rates. Although our reporting currency is U.S. dollars, we operate in different geographical areas and transact in a range of currencies in addition to dollars. Our other transacting currencies include the euro, the Brazilian real, the British pound, the Canadian dollar, the Chinese yuan renminbi, the Japanese yen, the Korean won, the Mexican peso, the New Zealand dollar, or “NZ$,” the Polish zloty, the Russian ruble, the Singapore dollar, the Swiss franc, the Taiwanese dollar and the Thai baht. Where possible, we try to minimize the impact of exchange rate fluctuations by transacting in local currencies so as to create natural hedges. We cannot assure you, however, that we will be successful in protecting against these risks. Under certain circumstances in which we are unable to naturally offset our exposure to these currency risks, we enter into derivative transactions to reduce such exposures. Nevertheless, exchange rate fluctuations may either increase or decrease our revenue and expenses as reported in dollars. Given the volatility of exchange rates, particularly as a result of uncertainty surrounding the euro due to the European debt crisis, we may not be able to manage our currency transaction risks effectively, and volatility in currency exchange rates may materially adversely affect our financial condition or results of operations.

We may not be successful in adequately protecting our intellectual property rights, including our unpatented proprietary knowledge and trade secrets, or in avoiding claims that we infringed on the intellectual property rights of others.

In addition to relying on the patent and trademark rights granted under the laws of countries in Europe, the United States and various other countries in which we operate, we rely on unpatented proprietary knowledge and trade secrets and employ various methods, including confidentiality agreements with employees and third parties to protect our knowledge and trade secrets. However, these precautions and our patents and trademarks may not afford complete protection against infringement by third parties, and there can be no assurance that others will not independently develop the knowledge and trade secrets. Patent and trademark rights are territorial; thus, the patent and trademark protection we do have will only extend to those countries in which we have been issued patents and have registered trademarks. Even so, the laws of certain countries do not protect our intellectual property rights to the same extent as do the laws of various European countries and the United States. Further, we may not be able to prevent current and former employees, contractors and other parties from breaching confidentiality agreements and misappropriating proprietary information. It is possible that third parties may copy or otherwise obtain and use our information and proprietary technology without authorization or otherwise infringe on our intellectual property rights.

Infringement of our intellectual property may adversely affect our results of operations and make it more difficult for us to establish a strong market position in countries which may not afford adequate protection of intellectual property. Additionally, we have licensed, and may license in the future, patents, trademarks, trade secrets and similar proprietary rights to third parties. While we attempt to ensure that our intellectual property and similar proprietary rights are protected when entering into business relationships, third parties may take actions that could materially and adversely affect our rights or the value of our intellectual property, similar proprietary rights or reputation. If necessary, we also rely on litigation to enforce our intellectual property rights and contractual rights, and, if not successful, we may not be able to protect the value of our intellectual property. Any litigation could be protracted and costly and could have a material adverse effect on our business and results of operations regardless of its outcome.

Our success depends in part on our ability to obtain, or license from third parties, patents, trademarks, trade secrets and similar proprietary rights without infringing on the proprietary rights of third parties. Although we believe that our intellectual property rights are sufficient to allow us to conduct our business without incurring liability to third parties, our products may infringe on the intellectual property rights of such persons and we may be subject to claims asserting infringement of intellectual property rights. No assurance can be given that we will not be subject to such additional claims seeking damages, the payment of royalties or licensing fees and/or injunctions against the sale of our products. Any such litigation could be protracted and costly and could have a material adverse effect on our business and results of operations.

If we are unable to stay abreast of changing technology in our industry, our profits may decline.

Our businesses are subject to frequent and sometimes significant changes in technology, and if we fail to anticipate or respond adequately to such changes, or do not have sufficient capital to invest in these developments, our profits may decline. Our future financial performance will depend in part upon our ability to develop and market new products and to implement and utilize technology successfully to improve our business operations. We cannot predict all the effects of future technological changes. The cost of implementing new technologies could be significant, and our ability to potentially finance these technological developments may be adversely affected by our debt servicing requirements or our inability to obtain the financing we require to develop or acquire competing technologies.

Employee slowdowns, strikes and similar actions could have a material adverse effect on our business and operations.

A significant portion of our employees in several locations globally are subject to collective bargaining agreements. Many of our employees in Asia, Europe, Mexico and South America are represented by works councils. In addition, the transportation and delivery of raw materials to our manufacturing facilities and of our products to our customers by workers that are members of labor unions is critical to our business. In many cases, before we take significant actions with respect to our production facilities, such as workforce reductions or closures, we must reach agreement with applicable labor unions and employee works councils. The failure to maintain satisfactory relationships with our employees and their representatives, or prolonged labor disputes, slowdowns, strikes or similar actions could have a material adverse effect on our business and results of operations.

We face risks associated with certain pension obligations.

We have pension plans that cover many of our employees, former employees, and employees of formerly affiliated businesses. Many of these pension plans are defined benefit pension plans, pursuant to which the participants receive defined payment amounts regardless of the value or investment performance of the assets held by such plans. Deterioration in the value of plan assets, including equity and debt securities, resulting from a general financial downturn or otherwise, could cause an increase in the underfunded status of our defined benefit pension plans, thereby increasing our obligation to make contributions to the plans, which in turn would reduce the cash available for our business.

Our largest pension plan is the Pactiv Retirement Plan, of which Pactiv became the sponsor at the time of the Pactiv spin-off from Tenneco Inc. (now Pactiv) in 1999. This plan covers most of Pactiv’s employees as well as employees (or their beneficiaries) of certain companies previously owned by Tenneco but not currently owned by us. As a result, while persons who are not current Pactiv employees do not accrue benefits under the plan, the total number of individuals/beneficiaries covered by this plan is much larger than if only Pactiv personnel were participants. For this reason, the impact of the pension plan on our net income and cash from operations is greater than the impact typically found at similarly sized companies. Changes in the following factors can have a disproportionate effect on our results compared with similarly sized companies: (i) assumptions regarding the long-term rate of return on pension assets and other factors, (ii) interest rate used to discount projected benefit obligations, (iii) level of amortization of actuarial gains and losses, (iv) governmental regulations relating to funding of retirement plans in the United States and foreign countries and (v) financial market performance. As of December 31, 2011, Pactiv’s U.S. pension plan was underfunded by $892 million and subsequent financial market performance and decreases in interest rates may have significantly increased this deficit. Future contributions to our pension plans, including Pactiv’s U.S. pension plan, could reduce the cash otherwise available to operate our business and could have an adverse effect on our results of operations.

In addition, certain of our businesses participate in various multi-employer pension plans administered by labor unions representing some of our current or former employees. We make periodic contributions to these plans, and if we withdraw from participation in these plans, we could be required to make an additional lump-sum contribution to the plan. If other participating employers withdraw from these plans or become insolvent, our liability could increase. Some multi-employer plans, including some of those in which we participate, are reported to have significant underfunded liabilities, which could increase the size of our potential withdrawal liability.

We may not be able to successfully integrate businesses we have acquired in the past or may acquire in the future, and we may not be able to realize anticipated cost savings, revenue enhancements or other synergies from such acquisitions.

Our ability to successfully implement our business plan and achieve targeted financial results depends on our ability to successfully integrate businesses we have acquired in the past or may acquire in the future. Acquisitions inherently involve risks, including those associated with assimilating and integrating different business operations, corporate cultures, personnel, infrastructure and technologies or products and increasing the scope, geographic diversity and complexity of operations. There may be additional costs or liabilities associated with the acquisitions that we have consummated in recent years that we did not anticipate at the time such acquisitions were consummated, including an unexpected loss of key employees or customers and hiring additional management and other critical personnel. These acquisitions may also be disruptive to our ongoing business and may not be successfully received by our customers. Any of these risks could adversely affect our business, financial condition and results of operations.

Changes in global conditions could adversely affect our business and results of operations.

Our financial results could be substantially affected by global market risks in the countries outside the United States in which we have manufacturing facilities or sell our products. Our business and results of operations are materially affected by conditions in the European economy. Adverse economic conditions in Europe have adversely affected consumer confidence and, as a result, have impacted demand for our packaging products that are used for discretionary consumer products sold in that region. There can be no assurance that a continuing economic downturn in Europe would not result in further adverse effects that may be material to our cash flows, competitive position, financial condition, results of operations, or our ability to access capital. In addition, we have substantial manufacturing facilities in certain countries that are exposed to economic and political instability. For example, Evergreen ceased operations in Venezuela due to political turmoil in the region. Many of our raw materials, particularly plastic resins, are affected by changes in oil prices, and economic or political unrest in petroleum producing countries, such as those in the Middle East, will affect oil prices, which could affect our cost of raw materials and our results. Downturns in economic activity, adverse foreign tax consequences or any changes in social, political or labor conditions in any of these countries or regions could negatively affect our results of operations.

Our third-party equipment leasing arrangements may increase our exposure to credit risk from customer defaults.

SIG enters into arrangements under which filling machines are sold to third-party finance companies that lease the machines to their customers. In the event that a customer defaults under the terms of its lease, under certain circumstances, these finance companies could require us to repurchase the filling machine. As a result, we are exposed to the credit risk of our customers under these leasing arrangements. The potential obligation to buy back filling machines exposed us to a potential maximum liability of $15 million as of December 31, 2011 and $32 million as of December 31, 2010. If we have to repurchase filling machines, we may have to utilize our available cash or our availability under our revolving credit facility.

We expect to pursue and execute acquisitions, which, if not successful, could adversely affect our business.

As part of our strategy, we plan to consider the acquisition of other companies, assets and product lines that either complement or expand our existing business. These acquisitions may be significant in size, scope or otherwise. However, we may not be able to continue to grow through acquisitions and cannot assure you that we will be able to consummate any acquisitions or that any future acquisitions will be consummated at acceptable prices and terms or that the acquired businesses will be successfully integrated into our current operations. Acquisitions involve a number of specific risks, including:

•	the diversion of management’s attention to the assimilation of the acquired companies and their employees and on the management of expanding operations;

•	the incorporation of acquired products into our product lines;

•	demands on our operational and financial systems;

•	demands on our financial resources;

•	possible adverse effects on our operating results;

•	the potential loss of customers of the acquired business;

•	the inability to retain key employees of the acquired business; and

•	failure to achieve the results we anticipate from such acquisitions.

There are or may be liabilities associated with the businesses we have acquired or may acquire. Acquisitions have the risk that the obligations and liabilities of an acquired company may not be adequately released, indemnified or reflected in the historical financial statements of such company and the risk that such historical financial statements may contain errors. We may also become responsible for liabilities that we failed or were unable to discover in the course of performing due diligence procedures in connection with our historical acquisitions and any future acquisitions. When possible, we require the sellers to indemnify us against certain undisclosed liabilities; however, we cannot be certain that these indemnification rights that we have obtained, or will obtain in the future, will be enforceable, collectible or sufficient in amount, scope or duration to fully offset the possible liabilities associated with the business or property acquired. Any of these liabilities, individually or in the aggregate, could have a material adverse effect on our business, financial condition or results of operations.

In addition, we may not be able to successfully integrate future acquisitions without substantial costs, delays or other problems. The costs or the failure of any such integration effort could have a material adverse effect on our operating results and financial condition.

We have given warranties and indemnities to the purchasers in connection with business disposals, and agreed in some instances to non-compete provisions, which have not yet expired and may give rise to claims against us or our controlled entities or limit our ability to engage in business in certain geographical areas.

From time to time we have disposed of segments or elements of our businesses, and we may dispose of other segments or elements of our businesses in the future. As part of these types of transactions, we are generally required to indemnify the purchasers of such businesses for various liabilities, and the resulting indemnification obligations may be significant. These types of transactions may also restrict our ability to engage in certain operations or conduct business in certain geographical areas for a certain period of time. Some of the time periods within which a claim can be brought under warranty and indemnity provisions have not expired, and we have experienced several indemnity claims based on disposal transactions. If any material claims in respect of these types of dispositions are successfully brought against us in the future, such claims may have a material adverse effect on our business, financial condition and results of our operations.

Conditions in the global capital and credit markets and the economy in general may have a material adverse effect on our business, results of operations or financial position.

The global capital and credit markets have recently undergone a period of unprecedented volatility and disruption and the global economy recently experienced a recession. Our results of operations and financial position were, and may continue to be, negatively affected by adverse changes in the global capital and credit markets and the economy in general, both in the United States and elsewhere around the world. Economic conditions may also adversely affect the ability of our lenders, customers and suppliers to continue to conduct their respective businesses and may affect our ability to operate our production facilities in an economical manner. Many of our customers rely on access to credit to fund their operations. The inability of our customers to access credit facilities may adversely affect our business by reducing our sales, increasing our exposure to accounts receivable bad debts and reducing our profitability.

Concerns about consumer confidence, the availability and cost of credit, reduced consumer spending and business investment, the volatility and strength of global capital and credit markets and inflation have affected, and may continue to affect, the business and economic environment and ultimately the profitability of our business. Economic downturns characterized by higher unemployment, lower family income, lower corporate earnings, lower business investment and lower consumer spending have resulted, and may continue to result, in decreased demand for our products. We are unable to predict the likely duration or severity of any disruption in global capital and credit markets and the economy in general, all of which are beyond our control and may have a significant impact on our business, results of operations, cash flows and financial position.

The impairment of our trade receivable financings could adversely impact our liquidity.

SIG currently sells, and our other segments may in the future sell, a significant portion of its trade receivables through factoring programs to finance our working capital needs. As of December 31, 2011 and December 31, 2010, 39% and 46%, respectively, of SIG’s trade receivables were subject to non-recourse factoring programs. The factoring programs are an important source of liquidity, even though the SIG program is not reflected on our balance sheet.

Our access to factoring programs depends on the availability of receivables insurance, and on our credit rating and the credit ratings of our customers and insurers. We may be unable to continue to utilize factoring programs or may only be able to do so on less desirable terms if either we are unable to obtain or renew receivables insurance or our credit rating or the credit ratings of our customers or insurers are negatively impacted. An inability to utilize factoring programs would slow our conversion of trade receivables to cash and increase our working capital requirements, which could require us to use revolver availability or cash on hand or seek alternative sources of financing which may not be available or may be more expensive than our existing financing.

The impairment of financial institutions may adversely affect us.

We, our customers and our suppliers have transactions and borrowing arrangements with U.S. and foreign commercial banks and other financial institutions, some of which may be exposed to ratings downgrade, bankruptcy, lack of liquidity, default or similar risks, especially in times of financial market turmoil. A ratings downgrade, bankruptcy, receivership, default or similar event involving such institutions may adversely affect the institution’s performance under letters of credit, limit our access to capital, impact the ability of our suppliers to provide us with raw materials needed for our production, impact the ability of our customers to meet obligations to us or adversely affect our liquidity, future business and results of operations.

The international scope of our operations and our corporate and financing structure may expose us to potentially adverse tax consequences.

We are subject to taxation in and to the tax laws and regulations of multiple jurisdictions as a result of the international scope of our operations and our corporate and financing structure. We are also subject to intercompany pricing laws, including those relating to the flow of funds among our companies pursuant to, for example, purchase agreements, licensing agreements or other arrangements. Adverse developments in these laws or regulations, or any change in position regarding the application, administration or interpretation of these laws or regulations in any applicable jurisdiction, could have a material adverse effect on our business, financial condition and results of operations. In addition, the tax authorities in any applicable jurisdiction, including the United States, may disagree with the positions we have taken or intend to take regarding the tax treatment or characterization of any of our transactions, including the tax treatment or characterization of our indebtedness, including the notes, intercompany loans and guarantees. If any applicable tax authorities, including the U.S. tax authorities, were to successfully challenge the tax treatment or characterization of any of our transactions, it could result in the disallowance of deductions, the imposition of withholding taxes on internal deemed transfers or other consequences that could have a material adverse effect on our business, financial condition and results of operations.

Our aluminum hedging activities may result in significant losses and in period-to-period earnings volatility.

We regularly enter into hedging transactions to limit our exposure to raw material price risks primarily relating to aluminum purchases. For example, in the past, our hedging strategies have proven to be ineffective and as a result of changes in the fair value of outstanding aluminum hedging contracts, the Reynolds consumer products business of our Reynolds Consumer Products segment incurred an unrealized loss of $131 million for the year ended December 31, 2008, an unrealized gain of $102 million for the year ended December 31, 2009, an unrealized gain of $2 million for the year ended December 31, 2010 and an unrealized loss of $17 million for the year ended December 31, 2011 on derivative financial instruments. In October 2009, Reynolds Consumer Products terminated its previous hedging policy, which was not necessarily aligned with its production requirements. After the termination of its previous hedging policy, Reynolds Consumer Products adopted a new hedging policy. Under the new policy, Reynolds Consumer Products hedges a smaller portion of its aluminum purchases for a shorter average term than under its previous policy, which the RGHL Group believes is more appropriate for the business and is designed to reduce the impact of changing aluminum prices on the RGHL Group’s results of operations. See “Operating and Financial Review and Prospects — Key Factors Influencing Our Financial Condition and Results of Operations — Hedging Activities.” If, in the future, our hedging strategies prove to be ineffective or if we fail to effectively monitor and manage our hedging activities, we could incur significant losses which could adversely affect our financial position and results of operations.

Our accounting and other management systems resources may not be adequately prepared to meet financial reporting and other requirements in the future. Our failure to achieve and maintain effective controls could adversely affect our business, financial position and results of operations.

Before we acquired certain of the businesses that now comprise our segments, the financial results of such businesses were reported under U.S. GAAP. Following the acquisition of such businesses, we reported our consolidated results, which include the financial results of such acquired businesses, under IFRS. In addition, we have never been directly subject to the reporting and other requirements of the Exchange Act.

The changes in reporting required as a result of the acquisition of certain businesses that now comprise our segments, changes in reporting required as a result of the Dopaco Acquisition and the Graham Packaging Acquisition and the additional reporting obligations under the respective indentures governing the notes, the February 2012 Notes and the 2007 Notes and the agreement governing the Senior Secured Credit Facilities have placed, and will place, significant additional demand on our management and administrative and operational resources, including our accounting resources. Any additional reporting and other requirements of the Exchange Act will place further demand on our management and administrative and operational resources, including our accounting resources. In the future, we may not be able to timely prepare and deliver the financial statements required by the Exchange Act and the indentures governing the notes and the agreement governing the Senior Secured Credit Facilities. Such failure would constitute an event of default under the notes and the Senior Secured Credit Facilities and could affect our business, financial position and results of operations.

We have had material weaknesses in our internal control over financial reporting in the past. If material weaknesses are detected in the future and if we fail to remediate these material weaknesses or if we fail to maintain effective internal controls over financial reporting, our business could be materially and adversely affected.

We have had material weakness in our internal controls over financial reporting in the past. For example, certain of our business operations were acquired through transactions that resulted in the businesses being carved out from other companies. In the process of undertaking these carve-out acquisitions, certain accounting and internal control functions that were performed by the seller’s corporate and shared services functions were not acquired or were provided by the seller on a limited basis through transitional service arrangements.

During the financial statement audits for the Reynolds consumer products business of our Reynolds Consumer Products segment and our Closures segment for the year ended December 31, 2008, our auditors identified four material weaknesses in our internal control for the Reynolds consumer products business and two material weaknesses in our internal control for Closures, in addition to other significant deficiencies in each case. During the re-issuance of their audit opinion on the financial statements for the years ended December 31, 2007 and 2008 in connection with the Evergreen Transaction, Evergreen’s auditors for such periods identified and reported a material weakness in Evergreen’s internal control.

The four material weaknesses for the Reynolds consumer products business for the year ended December 31, 2008 related to inadequate account reconciliation processes, inappropriate accounting for aluminum derivatives contracts under IFRS, inadequate controls for our inventory costing and valuation and an aggregation of various control weaknesses related to international operations of the Reynolds consumer products business. The two material weaknesses for Closures for the year ended December 31, 2008 related to inappropriate accounting for certain contracts under the applicable derivatives accounting policy and the aggregation of various control weaknesses related to Closures’ international operations. The material weakness for Evergreen in each of the 2007 and 2008 fiscal years related to inadequate preparation and review of Evergreen’s consolidated statements of cash flows, which resulted in misstatements not being detected in a timely manner and the improper classification of certain cash flow items, including certain related party borrowings. As a consequence of the material weakness for the 2007 and 2008 fiscal periods, Evergreen restated its historical statements of cash flows for the years ended December 31, 2007 and 2008.

Beginning in the second half of 2009, we initiated a number of activities aimed at addressing the material weaknesses of, and enhancing the overall control environment within, the RGHL Group, including our Closures segment and the Reynolds consumer products business of our Reynolds Consumer Products segment. Separately, Evergreen developed and executed a remediation plan for its material weakness. Based on the actions taken with respect to these remediation plans, these material weaknesses were remediated as of December 31, 2010.

If we discover material weaknesses or significant deficiencies in the future, our ability to record, process, summarize and report financial information accurately and within the time periods specified in the rules and forms of the SEC, and to prevent fraud, will be adversely affected, and our financial statements could prove to be unreliable. The discovery of further material weaknesses or significant deficiencies in the future could require the restatement of prior period operating results. Any of the foregoing could negatively affect the market price and trading liquidity of the notes, result in a breach of the covenants under our debt agreements, cause investors to lose confidence in our reported financial information, subject us to regulatory investigations and penalties and generally materially and adversely impact our business, financial condition, results of operations or cash flows.

Risks Related to Our Structure, the Guarantees, the Collateral and the Notes

Our substantial indebtedness could adversely affect our ability to fulfill our obligations under the notes.

We have a substantial amount of outstanding indebtedness which totaled $17,471 million as of December 31, 2011 and would have totaled $18,084 million on a pro forma basis after giving effect to the 2012 Refinancing Transactions. Refer to note 25 of the RGHL Group’s audited financial statements as of and for the year ended December 31, 2011, included elsewhere in this prospectus, for details of the RGHL Group’s borrowings as of December 31, 2011 and see “Unaudited Pro Forma Combined Financial Information” for information relating to our pro forma indebtedness.

Our substantial indebtedness could have significant consequences for you. For example, it could:

•	make it more difficult for us to generate sufficient cash to satisfy our obligations with respect to the notes and our other indebtedness;

•	increase our vulnerability to general adverse economic and market conditions;

•	limit our ability to obtain additional financing necessary for our business;

•	require us to dedicate a substantial portion of our cash flow from operations to payments in relation to indebtedness, reducing the amount of cash flow available for other purposes, including working capital, capital expenditures, acquisitions and other general corporate purposes;

•	require us to sell debt or equity securities or to sell some of our core assets, possibly on unfavorable terms, to meet debt payment obligations;

•	restrict us from making strategic acquisitions or exploiting business opportunities;

•	limit our flexibility in planning for, or reacting to, changes in our business and industry;

•	place us at a possible competitive disadvantage compared to our competitors that have less debt;

•	expose us to risks that are inherent in interest rate and currency fluctuations because certain of our indebtedness bears variable rates of interest and is in various currencies; and

•	subject us to financial and other restrictive covenants, and, if we fail to comply with these covenants and that failure is not waived or cured, could result in an event of default under our indebtedness.

Despite our substantial indebtedness we may be able to incur substantially more debt.

Despite our substantial indebtedness we may be able to incur or issue substantial additional debt in the future. Although restrictions on the incurrence of additional debt are contained in the indentures governing the notes, the February 2012 Notes and the 2007 Notes, in the terms of our Senior Secured Credit Facilities and in our other financing arrangements, these restrictions are subject to a number of qualifications and exceptions. Also, these restrictions do not prevent us from incurring obligations that do not constitute indebtedness as defined in such restrictions, such as certain contingent obligations incurred in the ordinary course of business and deferred or prepaid revenues or marketing fees.

Our ability to incur indebtedness depends, in part, upon our satisfaction of certain financial covenants in the indentures governing the notes, the February 2012 Notes and the 2007 Notes and in the terms of our Senior Secured Credit Facilities. Under the indentures governing the notes, the February 2012 Notes and the 2007 Notes, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Indebtedness may be incurred under the incurrence tests if the fixed charge coverage ratio is at least 2.00 to 1.00 on a pro forma basis and, (i) under the indentures that govern our senior secured notes, the liens securing first lien secured indebtedness do not exceed a 3.50 to 1.00 senior secured leverage ratio and (ii) under the indentures that govern our senior notes, the February 2012 Notes and the 2007 Notes, the liens securing any secured indebtedness do not exceed a 4.50 to 1.00 secured leverage ratio.

Under the credit agreement governing the Senior Secured Credit Facilities, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Incremental senior secured indebtedness under the Senior Secured Credit Facilities and senior secured notes in lieu thereof are permitted to be incurred up to an aggregate principal amount of $750 million, subject to pro forma compliance with the Senior Secured Credit Facilities’ financial covenants. In addition, we may incur incremental senior secured indebtedness under the Senior Secured Credit Facilities and senior secured notes in an unlimited amount so long as our senior secured leverage ratio does not exceed 3.50 to 1.00 on a pro forma basis and (in the case of incremental senior secured indebtedness under the Senior Secured Credit Facilities only) we are in pro forma compliance with the Senior Secured Credit Facilities’ financial covenants. The incurrence of unsecured indebtedness, including the issuance of senior notes, and unsecured subordinated indebtedness is also permitted subject to pro forma compliance with the Senior Secured Credit Facilities’ financial covenants.

The amount of indebtedness that we can incur at any point in time will vary materially as a result of historical and pro forma changes in our earnings, cash flows and performance against agreed ratios and other results and factors.

Restrictive covenants in the notes and our other indebtedness could adversely affect our business by limiting our operating and strategic flexibility.

The respective indentures governing the notes and the February 2012 Notes contain restrictive covenants that limit our ability to, among other things:

•	incur or guarantee additional indebtedness or issue preferred stock or disqualified stock, including to refinance existing indebtedness;

•	pay dividends or make distributions in respect of capital stock;

•	purchase or redeem capital stock;

•	make certain investments or certain other restricted payments;

•	create or incur liens;

•	sell assets;

•	agree to limitations on the ability of certain of our subsidiaries to make distributions;

•	enter into transactions with affiliates; and

•	effect a consolidation, amalgamation or merger.

These restrictive covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, mergers and acquisitions, joint ventures or other corporate opportunities. In addition, the Senior Secured Credit Facilities contain, and our future indebtedness may contain, other and more restrictive covenants and also prohibit us from prepaying certain of our other indebtedness, including the notes, the February 2012 Notes and the 2007 Notes, prior to discharge of the Senior Secured Credit Facilities or such future indebtedness. The senior secured notes and the 2007 UK Intercreditor Agreement also contain restrictions on our ability to prepay the 2007 Notes prior to the redemption of the senior secured notes and, in the case of the 2007 UK Intercreditor Agreement, the Senior Secured Credit Facilities. The Senior Secured Credit Facilities require us to maintain leverage ratios and interest coverage ratios. Our future indebtedness may contain similar or other financial ratios set at levels determined by us and our future lenders. The ability to meet those financial ratios could be affected by a deterioration in our operating results, as well as by events beyond our control, including increases in raw material prices and unfavorable economic conditions, and we cannot assure you that those ratios will be met. It may be necessary to obtain waivers or amendments with respect to covenants under the indentures governing the notes, the terms of the Senior Secured Credit Facilities or our future indebtedness from time to time, but we cannot assure you that we will be able to obtain such waivers or amendments. A breach of any of these covenants, ratios or restrictions could result in an event of default under the indentures governing the notes, the February 2012 Notes and the 2007 Notes, the terms of the Senior Secured Credit Facilities or our future indebtedness and any of our other indebtedness or result in cross-defaults under certain of our indebtedness. Upon the occurrence of an event of default under the indentures governing the notes, the terms of the Senior Secured Credit Facilities or such other indebtedness, the lenders could terminate their commitment to lend and elect to declare all amounts outstanding under such indebtedness, together with accrued interest, to be immediately due and payable. If the lenders accelerate the payment of that indebtedness or foreclose on the assets securing that indebtedness, including the collateral, we cannot assure you that our assets would be sufficient to repay in full that indebtedness and our other indebtedness then outstanding, including the notes.

Our ability to generate the significant amount of cash needed to pay interest and principal on the notes and service our other debt and the ability to refinance all or a portion of our indebtedness or obtain additional financing depends on many factors beyond our control.

Our ability to generate sufficient cash flow from operations to make scheduled payments on, or to refinance obligations under, our debt will depend on our financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to financial and business-related factors, many of which may be beyond our control. See “— Risks Related to Our Business” above.

As of December 31, 2011, after giving pro forma effect to the 2012 Refinancing Transactions, we would have had $18,084 million of outstanding indebtedness. After giving pro forma effect to the 2012 Refinancing Transactions, our annual cash interest obligations on our Senior Secured Credit Facilities, the notes, and our other indebtedness are expected to be $1,450 million. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce working capital levels, reduce or delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure all or a portion of our debt. In the future, our cash flow and capital resources may not be sufficient to allow us to make payments of principal and interest on our debt. Any alternative measures we may take may not be successful or be on commercially reasonable terms and may not permit us to meet our scheduled debt service obligations, including the payment of interest or principal in respect of the notes. In addition, we may want or need to refinance some or all of our indebtedness prior to maturity. We cannot assure you that we will be able to refinance any of our indebtedness or obtain additional financing, particularly because of our anticipated high levels of debt, prevailing market conditions and the debt incurrence restrictions imposed by the agreements governing our debt. In the absence of sufficient cash flow and capital resources, we could face substantial liquidity problems and may be required to dispose of material assets or operations to meet our debt service and other obligations. The indentures governing the notes, the February 2012 Notes and the 2007 Notes, the terms of the Senior Secured Credit Facilities and the agreements governing our other debt restrict, and our future indebtedness is likely to restrict, both our ability to dispose of assets and the use of proceeds from any such disposition. We cannot assure you that we will be able to consummate any asset sales, or if we do, what the timing of the sales will be or whether the proceeds that we realize will be adequate to meet our debt service obligations when due or that we will be contractually permitted to apply such proceeds for that purpose. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to implement any of these alternative measures, would have a material adverse effect on our business, financial condition and results of operations.

Mr. Graeme Hart, our strategic owner, controls us through a number of holding companies, including Packaging Holdings Limited, and may have conflicts of interest with the holders of our debt or us in the future.

Mr. Graeme Hart indirectly owns through Packaging Holdings Limited all of our common stock and the actions he is able to undertake as our sole ultimate shareholder may differ from or adversely affect the interests of our debt holders. Because Mr. Hart ultimately controls our voting shares and those of all of our subsidiaries, he has and will continue to have the power, among other things, to affect our legal and capital structure and our day-to-day operations, as well as to elect our directors and those of our subsidiaries, to change our management and to approve any other changes to our operations. Additionally, Mr. Hart is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete, directly or indirectly, with us. Mr. Hart may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. Finally, because none of our securities are listed on a securities exchange in the U.S., we are not subject to certain of the corporate governance requirements of a U.S. securities exchange, including any requirement to have any independent directors.

An increase in interest rates would increase the cost of servicing our debt and could reduce our profitability.

A significant portion of our outstanding debt, including the indebtedness we have incurred under the Senior Secured Credit Facilities and, potentially, our future indebtedness, bears interest at variable rates. As of December 31, 2011, net of hedging instruments, we had $4,618 million of variable rate debt outstanding. As a result, an increase in interest rates, whether because of an increase in market interest rates or an increase in our cost of borrowing, would increase the cost of servicing this debt and could materially reduce our profitability and adversely affect our ability to meet our obligations under the notes. The impact on us of such an increase would be more significant than it would be on some other companies because of our substantial debt.

The notes are joint and several obligations of a Luxembourg-based société anonyme (limited liability company), a United States-based corporation and a United States-based limited liability company, each having no independent operations or subsidiaries, and as a result, the Issuers’ ability to service the notes is dependent on cash flow generated by members of the RGHL Group and their ability and willingness to make distributions to the Issuers.

US Issuer is a finance company with no operations of its own, and it has no material assets. US Co-Issuer is a finance company with no operations of its own, and its only material assets are certain intercompany proceeds loans to which it is a party. Lux Issuer is a finance company with no operations of its own, and its only material assets are certain intercompany proceeds loans to which it is a party. As a result of the foregoing, the Issuers’ cash flows and their ability to service their indebtedness, including their ability to pay the interest and principal amount in respect of the notes when due, depend on the performance of the RGHL Group and the ability of members of the RGHL Group to provide funds to the Issuers.

Accordingly, repayment of the Issuers’ indebtedness, including the notes, depends on the generation of cash flow by the RGHL Group, and (if they are not guarantors of the notes) the ability of RGHL Group members to make such cash available to the Issuers whether by dividend, debt repayment, investment, loan, advance or otherwise. Unless they are guarantors of the notes, members of the RGHL Group do not have any obligation to pay amounts due on such notes or to make funds available for that purpose. Our subsidiaries may not be able to make payments to each Issuer to enable it to make payments in respect of its indebtedness, including the notes. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit the Issuers’ ability to obtain cash from our subsidiaries. While the indentures governing the notes will limit the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to the Issuers, these limitations are subject to certain qualifications and exceptions. In the event that the Issuers do not receive payments from our subsidiaries, they may be unable to make required principal and interest payments on their indebtedness, including the notes.

In addition, any payment of interest, dividends, distributions, debt repayments, investments, loans or advances by our subsidiaries to the Issuers could be subject to restrictions on such payments under applicable local law, monetary transfer restrictions, withholding taxes and foreign currency exchange regulations in the jurisdictions in which the subsidiaries operate or under arrangements with local partners.

The issuer of the 2007 Notes is a finance subsidiary that has no revenue generating operations and depends on payments received under proceeds loans to make payments on the 2007 Notes.

The issuer of the 2007 Notes is a finance subsidiary that was formed in connection with the offering of the 2007 Notes. The issuer of the 2007 Notes is not permitted to engage in any activities other than the issuance of the 2007 Notes, shares, any additional notes and any other permitted debt and activities that are incidental to or necessary or convenient to the foregoing. The issuer of the 2007 Notes has no subsidiaries and its only material asset and potential source of income is its right to receive payments under its loans to BP I of the proceeds of the 2007 Notes (the “2007 Proceeds Loans”). The ability of the issuer of the 2007 Notes to make payments on the 2007 Notes is therefore dependent on the payments received under the 2007 Proceeds Loans and other funds that may be received from BP I and its subsidiaries. However, there is no obligation on the part of BP I and its subsidiaries to provide funds to the issuer of the 2007 Notes other than the guarantees mentioned below and the 2007 Proceeds Loans. If payments on the 2007 Proceeds Loans are not made by BP I, for whatever reason, the issuer of the 2007 Notes may not have funds available to it that would permit it to make payments on the 2007 Notes. In such circumstances, the holders of the 2007 Notes would have to rely upon claims for payment under the guarantees and recovery, if any, under the pledges of the 2007 Proceeds Loans (which are not first ranking), which claims and recoveries would be subject to a number of significant risks, including those described below.

BP I, the borrower under the 2007 Proceeds Loans, is an intermediate holding company that is an indirect parent company of our operating subsidiaries. BP I has no material assets other than shares of its subsidiaries and certain intercompany loans, payables and receivables. As a consequence of the foregoing, BP I’s ability to make payments under the 2007 Proceeds Loans and, in turn, the issuer of the 2007 Notes ability to make payments on the 2007 Notes, will be substantially dependent upon dividends, loans and other intercompany payments from BP I’s subsidiaries. BP I’s subsidiaries may not be able to generate sufficient cash to make such payments or have adequate distributable reserves to distribute funds to BP I to enable it to make payments on the 2007 Proceeds Loans. Furthermore, the ability of BP I’s subsidiaries to distribute earnings to BP I by way of dividends, distributions, interest returns on investments, including repayment of loans and other payments, is subject to various restrictions arising under applicable corporate law (which, for example, limit the amount that may be paid as a dividend out of the retained profit of the relevant entity) and contained in the debt instruments of such subsidiaries, including restrictions imposed by the Senior Secured Credit Facilities, the notes and other existing indebtedness. Future indebtedness of BP I’s subsidiaries will also likely limit the ability to make such payments.

The receivables under the 2007 Proceeds Loans are pledged to secure indebtedness under and in connection with the Senior Secured Credit Facilities and the senior secured notes on a basis that ranks ahead of the security over such receivables that was granted for the benefits of the holders of the 2007 Notes. In addition, receivables under the 2007 Proceeds Loans are pledged to secure the indebtedness under the 2007 Senior Notes on a basis that ranks ahead of the security over such receivables that was granted for the benefit of the holders of the 2007 Senior Subordinated Notes.

The 2007 Proceeds Loans are also subject to subordination provisions similar to those applicable to the senior subordinated guarantees of the 2007 Senior Notes and the subordinated guarantees of the 2007 Senior Subordinated Notes, including payment blockage, standstill on enforcement and turnover provisions in favor of the Senior Secured Credit Facilities and the senior secured notes.

A failure to comply with the debt covenants in the agreements governing our indebtedness could lead to an acceleration of our debt and possibly bankruptcy.

The Senior Secured Credit Facilities, the notes, the February 2012 Notes, the 2007 Notes and our other indebtedness require us, and our future indebtedness is also likely to require us, to meet certain covenants. A default under any of our debt instruments could result in the accelerated repayment of our debt and possibly bankruptcy. This will negatively impact our ability to fulfill our obligations on the notes and you will not recover your investment in the notes.

The RGHL Group is required to comply with covenants under its various debt agreements, which may be subject to multiple interpretations.

The RGHL Group is subject to covenants under its various debt agreements, such as the indentures governing the notes, the February 2012 Notes, the 2007 Notes and the credit agreement governing the Senior Secured Credit Facilities. These covenants may be subject to multiple interpretations, and, from time to time, parties to our debt agreements may disagree with our interpretation of these covenants. Disagreements with respect to the interpretation of these covenants may result in allegations of non-compliance which could result in a default or event of default under our indebtedness, either of which could materially adversely affect our financial condition.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the notes.

Any default under the agreements governing our indebtedness that is not cured or waived, as applicable, by the required lenders or noteholders thereunder, and the remedies sought by the holders of such indebtedness, could prevent us from making payments of principal, premium, if any, or interest on the notes and could substantially decrease the market value of the notes. In the event of any such default, the holders of such indebtedness could elect to declare all outstanding amounts thereunder to be due and payable, together with accrued and unpaid interest, and this may also cause a cross default in our other indebtedness. If our operating performance declines, and we breach our covenants under the agreements governing such indebtedness, we may need to seek waivers from the noteholders and the lenders under the Senior Secured Credit Facilities, or holders of our other indebtedness to avoid being in default. We may not be able to obtain a waiver from the required number of lenders or noteholders. If this occurs, we would be in default under such indebtedness, the lenders or noteholders could exercise their rights as described above, and we could be forced into bankruptcy or liquidation.

We may be unable to raise the funds necessary to finance the change of control repurchase offers required by the respective indentures governing the notes and similar requirements in the agreements governing our other indebtedness.

If a specified change of control occurs in relation to us, the Issuers and the issuer of the 2007 Notes would be required to make an offer to purchase all of the outstanding notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase. The occurrence of a change of control under the notes would require that the Senior Secured Credit Facilities, and may require that any of our future indebtedness, be immediately repaid or that we make an offer to repurchase it, possibly at a premium or subject to penalties. The Issuers and the issuer of the 2007 Notes may be dependent on RGHL and its subsidiaries for the funds necessary to cure the events of default, or fund any mandatory prepayment or redemption caused by such change of control event. RGHL and its subsidiaries may not have sufficient financial resources to purchase all of the notes that are tendered upon a change of control offer or to redeem such notes. A failure by the Issuers and the issuer of the 2007 Notes to purchase the notes after a change of control in accordance with the terms of the indentures requiring such purchases would result in a default under the agreement governing the Senior Secured Credit Facilities and the indentures governing the notes, the February 2012 Notes and the 2007 Notes and may result in a default under any future indebtedness.

The occurrence of a change of control may not be under our control and may occur at any time. For example, Packaging Finance Limited, the direct parent of RGHL, has pledged 100% of its shares in RGHL to certain lenders in connection with a financing arrangement. Consequently, it is possible that such lenders may enforce the pledge against Packaging Finance Limited and foreclose on the RGHL shares for reasons outside of our control. Such foreclosure may result in a change of control under the terms of the indentures governing the notes. In the event of a change of control, we cannot assure you that we will have sufficient assets to satisfy all of our obligations under the Senior Secured Credit Facilities, the notes, the 2007 Notes, the February 2012 Notes, any future indebtedness and any other debt requiring repayment upon such event.

The terms of the Senior Secured Credit Facilities limit, and our future indebtedness may limit, our right to purchase or redeem certain indebtedness. In addition, the senior secured notes contain restrictions on our ability to repay the 2007 Notes. In the event any purchase or redemption is prohibited, we may seek to obtain waivers from the required lenders under the Senior Secured Credit Facilities or our future lenders to permit the required repurchase or redemption, but the required lenders do not have, and our future lenders are unlikely to have, any obligation to grant, and may refuse to grant, such a waiver.

Each series of our notes, the February 2012 Notes, the 2007 Notes, the Senior Secured Credit Facilities and the Pactiv Notes will mature in close proximity to each other, which may limit our ability to repay all amounts owing on the notes at maturity or borrow or otherwise raise the amounts necessary to repay such amounts.

The February 2012 Notes and the August 2011 Notes will mature on August 15, 2019, the February 2011 Notes will mature on February 15, 2021, the October 2010 Notes will mature on April 15, 2019, the May 2010 Notes will mature on May 15, 2018, the term loans under the Senior Secured Credit Facilities will mature on February 9, 2018, Pactiv’s 6.40% notes due 2018, or the “Pactiv 2018 Notes,” will mature on January 15, 2018, Pactiv’s 8.125% Debentures due 2017 will mature on June 15, 2017, the 2009 Notes will mature on October 15, 2016, the 2007 Senior Notes will mature on December 15, 2016, the 2007 Senior Subordinated Notes will mature on June 15, 2017 and the revolving facilities under the Senior Secured Credit Facilities will mature on November 5, 2014. As a result, we may not have sufficient cash to repay all amounts owing on the notes, the February 2012 Notes, the 2007 Notes or the Pactiv Notes at maturity. Given that each series of our notes, the February 2012 Notes, the 2007 Notes, the Senior Secured Credit Facilities and the Pactiv Notes will mature in close proximity to each other, there can be no assurance that we will have the ability to borrow or otherwise raise the amounts necessary to repay such amounts, and the prior maturity of such other indebtedness may make it difficult to refinance the notes and our other indebtedness.

Not all of our subsidiaries guarantee the notes, the February 2012 Notes and the 2007 Notes, and the notes, the February 2012 Notes, the 2007 Notes and the related guarantees will be structurally subordinated to all of the claims of creditors of those non-guarantor subsidiaries.

The notes are guaranteed by RGHL, BP I, and, subject to certain conditions and exceptions, certain subsidiaries of BP I that are borrowers under or guarantee or are expected to guarantee the Senior Secured Credit Facilities, as well as, in the case of the 2007 Notes, the Issuers. The issuer of the 2007 Notes does not guarantee the notes or the Senior Secured Credit Facilities. In the future, other subsidiaries will be required to guarantee the notes only under certain limited circumstances. See “Description of the 2009 Notes — Certain Covenants — Future Note Guarantors,” “Description of the October 2010 Senior Secured Notes — Certain Covenants — Future Senior Secured Note Guarantors,” “Description of the February 2011 Senior Secured Notes — Certain Covenants — Future Senior Secured Note Guarantors,” “Description of the August 2011 Senior Secured Notes — Certain Covenants — Future Senior Secured Note Guarantors,” “Description of the May 2010 Notes — Certain Covenants — Future Note Guarantors,” “Description of the October 2010 Senior Notes — Certain Covenants — Future Senior Note Guarantors, ‘” “Description of the February 2011 Senior Notes — Certain Covenants — Future Senior Note Guarantors” and “Description of the August 2011 Senior Notes — Certain Covenants — Future Senior Note Guarantors.” The indentures governing the notes do not limit the transfer of assets to, or the making of investments in, any of our restricted subsidiaries, including our non-guarantor subsidiaries.

In addition, although Graham Holdings and certain of its subsidiaries have guaranteed the notes, not every subsidiary of Graham Holdings, including all such subsidiaries organized outside the United States, will provide a guarantee.

In the event that any non-guarantor subsidiary becomes insolvent, is liquidated, reorganized or dissolved, or is otherwise wound up other than as part of a solvent transaction, the assets of such non-guarantor subsidiary will be used first to satisfy the claims of its creditors, including its trade creditors, banks and other lenders. Only the residual equity value will be available to the Issuers, the issuer of the 2007 Notes and any other guarantor, and only to the extent the Issuers or any guarantor are parent companies of such non-guarantor subsidiary. Consequently, the notes and each guarantee of the notes will be structurally subordinated to claims of creditors of non-guarantor subsidiaries. The indentures governing the notes permit our subsidiaries, including our non-guarantor subsidiaries, to incur additional debt (subject to certain conditions and limitations with respect to restricted subsidiaries) and do not limit their ability to incur trade payables and similar liabilities.

Fraudulent conveyance laws and other similar limitations may adversely affect the validity and enforceability of the notes, the guarantees and, as applicable, the related security.

The notes, the February 2012 Notes, the 2007 Notes, the related guarantees and any security securing the senior secured notes or the related guarantees may be subject to claims that they should be limited or voided in favor of our existing and future creditors under applicable law, including laws in Australia, Austria, Brazil, British Virgin Islands, Canada, Costa Rica, Germany, Guernsey, Hong Kong, Hungary, Japan, Luxembourg, Mexico, the Netherlands, New Zealand, Switzerland, Thailand, England and Wales and the United States. In addition, the enforcement of the notes and the guarantees and the amount that can be recovered under a security interest in respect of any asset is limited to the extent of the amount which can be guaranteed by a particular guarantor, security provider, the Issuers or the issuer of the 2007 Notes without rendering the applicable guarantee or security voidable or otherwise ineffective under applicable law. Moreover, the enforcement of the notes, guarantees or security against any Issuer, the issuer of the 2007 Notes, a relevant guarantor or a security provider will be subject to certain defenses available to the Issuers, the issuer of the 2007 Notes, guarantors or security providers generally under (i) the laws of New York, which govern the notes and the guarantees, (ii) the laws governing the relevant security document, and (iii) laws applicable to companies and other corporate entities in the jurisdiction in which the relevant Issuer, the issuer of the 2007 Notes or guarantor or, if applicable, security provider is organized. These laws and defenses include those that relate to fraudulent conveyance or transfer, fraudulent or voidable preference, financial assistance, corporate purpose or benefit, preservation of share capital, thin capitalization, unlawful dividend and defenses affecting the rights of creditors or other stakeholders generally. See “Certain Insolvency and Other Local Law Considerations” for additional information.

Although laws differ significantly among jurisdictions, in general, under fraudulent conveyance and similar laws, a court could subordinate or void any note obligation, guarantee or security obligation if it found that at the time any Issuer, the issuer of the 2007 Notes, guarantor or security provider, as applicable, issued the notes or incurred obligations under a guarantee or any security, such Issuer, the issuer of the 2007 Notes, guarantor or security provider did so with the intent of preferring, hindering, delaying or defrauding current or future creditors, or received less than reasonably equivalent value or fair consideration for issuing the notes, incurring the guarantee or providing the security, as applicable, and:

•	was insolvent or was rendered insolvent by reason of the incurrence of the indebtedness constituting the notes or the guarantee or providing the security, as applicable;

•	was engaged, or about to engage, in a business or transaction for which its assets constituted unreasonably small capital;

•	intended to incur, or believed that it would incur, debts beyond its ability to pay as such debts matured;

•	was a defendant in an action for money damages, or had a judgment for money damages docketed against it if, in either case, after final judgment the judgment is unsatisfied; or

•	in the case of a guarantee or security, the guarantee or security was not in the best interests or for the benefit of the guarantor or security provider.

The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied in the relevant legal proceeding. Generally, however, an issuer, a guarantor or a security provider could be considered insolvent if:

•	it has failed to pay an amount that is due and in relation to which the creditor has served a written demand;

•	it has failed to pay its liabilities generally as they become due;

•	the sum of its debts, including contingent liabilities, is greater than its assets, at a fair valuation; or

•	the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities, including contingent liabilities, as they become absolute and mature.

We cannot give you any assurance as to what standards a court would use to determine whether the issuer of the 2007 Notes or any Issuer, guarantor or security provider was solvent at the relevant time, or whether, notwithstanding the standard used, the notes or the applicable guarantee or security would not be avoided on other grounds, including those described above.

Laws similar to those described above may also apply to any future guarantee or security granted by one of our subsidiaries. For information about certain insolvency and other local law considerations of different jurisdictions that we or our subsidiaries are subject to, see “Certain Insolvency and Other Local Law Considerations.”

Insolvency laws could limit your ability to enforce your rights under the notes, the February 2012 Notes, the 2007 Notes, the guarantees and, in the case of the senior secured notes, the security.

Any insolvency proceedings with regard to any Issuer, the issuer of the 2007 Notes, a guarantor or, if applicable, a security provider would most likely be based on and governed by the insolvency laws of the jurisdiction under which the relevant entity is organized. As a result, in the event of insolvency with regard to any of these entities, the claims of holders of the notes against any Issuer, a guarantor or a security provider may be subject to the insolvency laws of its jurisdiction of organization. The provisions of such insolvency laws differ substantially from each other, including with respect to rights of creditors, priority of claims and procedure and may contain provisions that are unfavorable to holders of notes. In addition, there can be no assurance as to how the insolvency laws of these jurisdictions will be applied in cross-border insolvency proceedings. See “Certain Insolvency and Other Local Law Considerations.”

As a general matter, under insolvency law, any Issuer’s, the issuer of the 2007 Notes, any guarantor’s or any security provider’s liabilities in respect of the notes and the guarantees and, if applicable, security, may, in the event of insolvency or similar proceedings, rank junior to certain of such Issuer’s, the issuer of the 2007 Notes or guarantor’s or any security provider’s debts that are entitled to priority under the laws of such jurisdiction. Debts entitled to priority may include (i) amounts owed in respect of employee pension schemes, (ii) certain amounts owed to employees, (iii) amounts owed to governmental agencies, including tax authorities, and (iv) expenses of an insolvency practitioner. In addition, in some jurisdictions, an examiner or administrator or similar party may be legally required to consider the interest of third parties (including, for example, employees) or the best interests of the relevant company in connection with the proceedings. In certain cases, the ability of a holder to collect interest accruing on the notes in respect of any period after the commencement of liquidation proceedings and a holder’s rights in respect of the guarantees may be limited.

Enforcing your rights as a holder of the notes or under the guarantees, or with respect to the senior secured notes, the security, across multiple jurisdictions may be difficult.

The notes and the February 2012 Notes are joint and several obligations of the Issuers. The 2007 Notes were offered by an entity organized under the laws of Luxembourg. The notes, the February 2012 Notes and the 2007 Notes are guaranteed by certain of our subsidiaries which are organized under the laws of Australia, Austria, Brazil, British Virgin Islands, Canada, Costa Rica, Germany, Guernsey, Hong Kong, Hungary, Japan, Luxembourg, Mexico, the Netherlands, New Zealand, Switzerland, Thailand, England and Wales and the United States. The Issuers, the issuer of the 2007 Notes, BP I and certain of its subsidiaries have also granted security over certain of their assets to secure the obligations of the Issuers and the issuer of the 2007 Notes (as applicable) under the senior secured notes, the 2007 Notes and the related guarantees. In the event of bankruptcy, insolvency or a similar event, proceedings could be initiated in any of these jurisdictions or in the jurisdiction of organization of a future guarantor. The rights of holders under the notes, the guarantees and the security granted in respect of the senior secured notes will be subject to the laws of several jurisdictions and holders of the senior secured notes and the 2007 Notes may not be able to enforce effectively their rights in multiple bankruptcy, insolvency and other similar proceedings. Moreover, such multi-jurisdictional proceedings are typically complex and costly for creditors and often result in substantial uncertainty and delay in the enforcement of creditors’ rights. See “Certain Insolvency and Other Local Law Considerations.”

In addition, the bankruptcy, insolvency, foreign exchange, administration and other laws of the various jurisdictions in which the Issuers, the issuer of the 2007 Notes, guarantors and security providers are located may be materially different from or in conflict with one another and those of the United States, including in respect of creditors’ rights, priority of creditors, the ability to obtain post-petition interest and the duration of the insolvency proceeding. The consequences of the multiple jurisdictions involved in the transaction could trigger disputes over which jurisdiction’s law should apply and choice of law disputes which could adversely affect the ability of noteholders to enforce their rights and to collect payment in full under the notes, the guarantees and any security. See “Certain Insolvency and Other Local Law Considerations.”

The beneficial owners of the senior secured notes are not party to any of the security documents. Therefore, in certain jurisdictions, such as Germany, Austria, Switzerland, Hungary and the Netherlands, there are risks regarding the enforceability of the security interests granted by an Issuer or guarantor in favor of the noteholders. In order to mitigate this risk the collateral agents have entered or will enter, as applicable, into a parallel debt undertaking pursuant to which the collateral agents hold the secured claims in an amount equal to the principal amount of the senior secured notes plus certain other amounts for the benefit of the trustee and the holders of the senior secured notes. Accordingly, the rights of the holders of senior secured notes are not directly secured by the pledges of the collateral but through this parallel claim. The parallel claim is acknowledged by the applicable issuer or guarantor by way of a parallel debt undertaking to the relevant collateral agent. The parallel debt undertaking secures the senior secured notes and the relevant guarantees and the collateral secures claims under the parallel debt undertaking. There is uncertainty as to the enforceability of this procedure in many jurisdictions, including Germany, Austria, Switzerland, Hungary and the Netherlands. For example, this procedure has not yet been tested under German, Austrian, Swiss, Hungarian or Dutch law, and we cannot assure you that it will eliminate or mitigate the risk of unenforceability posed by German, Austrian, Swiss, Hungarian, or Dutch law or the law of any other jurisdiction where parallel debt is used. See “Enforcement of Civil Liabilities” and “Certain Insolvency and Other Local Law Considerations.”

You may be unable to enforce judgments obtained in the United States and foreign courts against us, certain of the guarantors or our or their respective directors and executive officers.

Many of our directors and executive officers and most of the guarantors as well as the Lux Issuer and the issuer of the 2007 Notes are, and will continue to be, non-residents of the United States, and most of the assets of these companies are located outside of the United States. As a consequence, you may not be able to effect service of process on the Lux Issuer, the issuer of the 2007 Notes and guarantors located outside the United States or the non-United States resident directors and officers in the United States or to enforce judgments of United States courts in any civil liabilities proceedings under the United States federal securities laws. Moreover, any judgment obtained in the United States against the non-resident directors, the executive officers, the Lux Issuer, the issuer of the 2007 Notes or the guarantors, including judgments with respect to the payment of principal, premium, if any, and interest on the notes, may not be collectible in the United States. There is also uncertainty about the enforceability in the courts of certain jurisdictions, including judgments obtained in the United States against certain of the guarantors, whether or not predicated upon the federal securities laws of the United States. See “Enforcement of Civil Liabilities.”

In particular, Lux Issuer and the issuer of the 2007 Notes are public limited liability companies (société anonyme) organized under the laws of Luxembourg. Certain of their officers and directors may be residents of various jurisdictions outside the United States. All or a substantial portion of their assets may be located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such persons or to enforce judgments obtained against such persons in United States courts and predicated upon the civil liability provisions of the United States federal securities laws.

In addition, since the United States and Luxembourg are not currently party to a treaty with respect to the mutual recognition and enforcement of civil judgments, a judgment obtained against a Luxembourg company in the United States courts in a dispute with respect to which the parties have validly agreed that such courts are to have jurisdiction, will not be directly enforced by the courts in Luxembourg. In order to obtain a judgment which is enforceable in Luxembourg, the claim must be re-litigated before a competent court of Luxembourg. The relevant Luxembourg court will have discretion to attach such weight to a judgment of the courts of the United States as it deems appropriate based on Luxembourg case law. The courts of Luxembourg may recognize the binding effect of a final, conclusive and enforceable money judgment of a court of competent jurisdiction in the United States provided that certain conditions as set forth in Article 678 et seq. of the Luxembourg New Code of Civil Procedure are satisfied. As a result, even if a favorable judgment is obtained against the Lux Issuer or the issuer of the 2007 Notes in the United States, such judgment might not be enforced by the courts in Luxembourg and may need to be re-litigated in Luxembourg. See “Enforcement of Civil Liabilities — Luxembourg.”

The calculation of EBITDA pursuant to the indentures governing the notes permits certain estimates and assumptions that may differ materially from actual results, and the estimated savings expected from our cost saving plans may not be achieved.

Although all of the combined and stand-alone EBITDA and Adjusted EBITDA presentations included in this prospectus are derived from our or our acquired companies’ financial statements, pro forma or historical, as the case may be, the various combined and stand-alone calculations of EBITDA and Adjusted EBITDA presented in this prospectus permit certain estimates and assumptions that may differ materially from actual results. Although we believe these estimates and assumptions are reasonable, investors should not place undue reliance upon any of these calculations given how they are calculated and the possibility that the underlying estimates and assumptions ultimately may not reflect actual results.

Potential investors should regard the assumptions with considerable caution and are urged to evaluate the potential for our results to deviate from the assumptions set out in “Summary — Summary Historical and Pro Forma Combined Financial Information” and the implications of deviations in different assumptions on other assumptions and on our income and cash flows.

We have not presented individual financial statements or summary financial data for the guarantors of the notes (other than RGHL and BP I), the Issuers, the issuer of the 2007 Notes or other members of the RGHL Group and are not required to do so in the future under the indentures governing the notes.

We have not presented individual financial statements or summary financial data for the guarantors of the notes (other than RGHL and BP I), the Issuers, the issuer of the 2007 Notes or other members of the RGHL Group in this prospectus and may not be required to do so in the future under the indentures governing the notes. The absence of financial statements for the Issuers, the issuer of the 2007 Notes and the guarantors (other than RGHL and BP I) may make it difficult for holders of the notes to assess the financial condition or results of the Issuers and the guarantors or their compliance with the covenants in the indentures governing the notes.

Non-U.S. subsidiaries of our U.S. subsidiaries have not and will not guarantee the notes, the February 2012 Notes or the 2007 Notes and the senior secured notes have only been secured by a limited pledge of certain of such foreign subsidiaries’ capital stock, with no pledge of the assets of any non-U.S. subsidiaries of our U.S. subsidiaries.

Non-U.S. subsidiaries of our U.S. subsidiaries have not and will not guarantee the notes, the February 2012 Notes or the 2007 Notes, and the notes, the February 2012 Notes and the 2007 Notes are and will be structurally subordinated to all claims of creditors, including trade creditors, of such non-U.S. subsidiaries.

In addition, with respect to the senior secured notes, the pledge of the securities of any first tier non-U.S. subsidiaries of our U.S. subsidiaries will be limited to 100% of their non-voting capital stock and 65% of their voting capital stock. There will be no pledge of the capital stock of non-U.S. subsidiaries of our U.S. subsidiaries other than first-tier non-U.S. subsidiaries. The senior secured notes have not and will not be secured by a pledge of the assets of any non-U.S. subsidiary of our U.S. subsidiaries. Accordingly, the senior secured notes are and will be effectively subordinated to such non-U.S. subsidiaries’ secured liabilities and obligations to the extent of the value of any assets that secure such liabilities and obligations.

We are not required to reorganize our corporate structure such that any non-U.S. subsidiaries of our U.S. subsidiaries will provide a guarantee or a pledge of their assets or such that a pledge of 100% of their voting capital stock can be granted.

Certain jurisdictions may impose withholding taxes on payments under the notes, guarantees or security documents or impose foreign exchange restrictions which may alter or reduce the amount recoverable by noteholders.

Payments made under the notes, guarantees or security granted by guarantors, security providers and the Issuers in certain jurisdictions may be subject to withholding tax, the amount of which will vary depending on the residency of the recipient, the availability of double-tax treaty relief and your legal relationship with the relevant guarantor, Issuer or security provider. In certain circumstances holders may be entitled to receive additional amounts in respect of such withholding tax, other than withholding tax imposed or levied by or on behalf of the United States or any political subdivision or governmental authority thereof or therein having power to tax. See “Description of the 2009 Notes — Withholding Taxes,” “Description of the October 2010 Senior Secured Notes — Withholding Taxes,” “Description of the February 2011 Senior Secured Notes — Withholding Taxes,” “Description of the August 2011 Senior Secured Notes — Withholding Taxes,” “Description of the May 2010 Notes — Withholding Taxes,” “Description of the October 2010 Senior Notes — Withholding Taxes,” “Description of the February 2011 Senior Notes — Withholding Taxes” and “Description of the August 2011 Senior Notes — Withholding Taxes.” In addition, government or central bank approvals may be required in order for a guarantor, the Issuer or a security provider organized under the laws of certain jurisdictions, such as Thailand, to remit payments outside that jurisdiction under its guarantee or security.

In addition, foreign exchange controls applicable in certain jurisdictions may limit the amount of local currency that can be converted into other currencies, including dollars, upon enforcement of a guarantee or security interest.

You may face currency exchange risks by investing in the notes.

If you measure your investment returns in a currency other than the currency in which the notes, the February 2012 Notes or the 2007 Notes are denominated (dollars or euros, as the case may be), investment in such notes entails foreign currency exchange-related risks due to, among other factors, possible significant changes in the value of the dollar or the euro, as applicable, relative to the currency you use to measure your investment returns, caused by economic, political and other factors which affect exchange rates and over which we have no control. Depreciation of the dollar or the euro, as applicable, against the currency in which you measure your investment returns would cause a decrease in the effective yield of the notes, the February 2012 Notes and the 2007 Notes below their stated coupon rates and could result in a loss to you when the return on the notes is translated into the currency in which you measure your investment returns. There may be tax consequences for you as a result of any foreign exchange gains or losses resulting from your investment in the notes. You should consult your tax advisor concerning the tax consequences to you of acquiring, holding and disposing of the notes.

Our access to capital markets, our ability to enter into new financing arrangements and our business operations could be significantly impaired if our credit ratings are downgraded.

Downgrades in our credit ratings could adversely affect our ability to access the capital markets and/or lead to increased borrowing costs in the future, although the interest rates on our current indebtedness would not be affected. Some rating agencies that provide corporate ratings on us or provide ratings on our debt may downgrade their corporate or debt ratings with respect to us. In addition, perceptions of us by investors, producers, other businesses and consumers could also be significantly impaired.

Because each guarantor’s or security provider’s liability under its guarantee or security may be reduced to zero, avoided or released under certain circumstances, you may not receive any payments from some or all of the guarantors or security providers.

The notes, the February 2012 Notes and the 2007 Notes have the benefit of the guarantees of and, with respect to the senior secured notes, security from RGHL, BP I and certain of its subsidiaries, including the Issuers. In addition, the 2007 Notes have the benefit of security from RGHL and the issuer of the 2007 Notes. However, the guarantees and, with respect to the senior secured notes, the security, are limited to the maximum amount that the guarantors or the security providers are permitted to guarantee and secure under applicable law. As a result, a guarantor’s or, with respect to the senior secured notes, a security provider’s liability under a guarantee or a grant of security could be reduced to zero depending on the amount of other obligations of such entity. Further, under certain circumstances, a court under applicable fraudulent conveyance and transfer statutes or other applicable laws could void the obligations under a guarantee or, with respect to the senior secured notes and the 2007 Notes, in respect of security, or subordinate the guarantee or security to other obligations of the guarantor or security provider. See “— Fraudulent conveyance laws and other similar limitations may adversely affect the validity and enforceability of the notes, the guarantees and, as applicable, the related security.” In addition, you will lose the benefit of a particular guarantee and security if it is released under certain circumstances described under “Description of the 2009 Notes — Note Guarantees,” “Description of the October 2010 Senior Secured Notes — Senior Secured Note Guarantees,” “Description of the February 2011 Senior Secured Notes — Senior Secured Note Guarantees,” “Description of the August 2011 Senior Secured Notes — Senior Secured Note Guarantees,” “Description of the May 2010 Notes — Note Guarantees,” “Description of the October 2010 Senior Notes — Senior Note Guarantees,” “Description of the February 2011 Senior Notes — Senior Note Guarantees” and “Description of the August 2011 Senior Notes — Senior Note Guarantees.”

As a result, an entity’s liability under its guarantee or, with respect to the senior secured notes, its security, could be materially reduced or eliminated depending upon the amounts of its other obligations and upon applicable laws. In particular, in certain jurisdictions, a guarantee or security interest granted by a company that is not in the company’s corporate interests or where the burden of that guarantee or security exceeds the benefit to the company may not be valid and enforceable. It is possible that a creditor of an entity or the insolvency administrator in the case of an insolvency of an entity may contest the validity and enforceability of the guarantee or security and that the applicable court may determine that the guarantee or security should be limited or voided. In the event that any guarantees or security are deemed invalid or unenforceable, in whole or in part, or to the extent that agreed limitations on the guarantee or secured obligation apply, the notes would rank pari passu with, or be effectively subordinated to, all liabilities of the applicable guarantor, including trade payables of such guarantor.

Relevant local insolvency laws may not be as favorable to you as U.S. bankruptcy laws and may preclude holders of the notes, the February 2012 Notes and the 2007 Notes from recovering payments due.

Certain members of the RGHL Group that are either an issuer or guarantors or, with respect to the senior secured notes, security providers (subject to certain exceptions) are organized under the laws of Australia,

Austria, Brazil, British Virgin Islands, Canada, Costa Rica, Germany, Guernsey, Hong Kong, Hungary, Japan, Luxembourg, Mexico, the Netherlands, New Zealand, Switzerland, Thailand or England and Wales. The procedural and substantive provisions of the insolvency laws of these countries may not be as favorable to creditors as the provisions of U.S. law.

See “Certain Insolvency and Other Local Law Considerations” for a description of the insolvency laws in Australia, Austria, Brazil, British Virgin Islands, Canada, Germany, Guernsey, Hungary, Japan, Luxembourg, Mexico, the Netherlands, New Zealand, Switzerland, Thailand and England and Wales that could limit the enforceability of the guarantees or, with respect to the senior secured notes, the security.

In the event that any one or more of the Issuers, the issuer of the 2007 Notes, the guarantors, security providers, any future guarantors or security providers or any other of our subsidiaries experience financial difficulty, it is not possible to predict with certainty in which jurisdiction or jurisdictions insolvency or similar proceedings would be commenced, or the outcome of such proceedings. Pursuant to the European Union regulation on insolvency proceedings, any insolvency proceeding with regard to any Issuer, the issuer of the 2007 Notes, guarantor or security provider located within the European Union would most likely be held in, based on and governed by the insolvency laws of the jurisdiction of the relevant entity’s center of “main interests”, which will not necessarily be the country in which it is incorporated. We cannot assure you as to how that regulation will be applied in insolvency proceedings relating to several jurisdictions within the European Union.

Primary note obligations, guarantees and security provided by entities organized in jurisdictions not summarized in this prospectus and, in the case of security governed by the laws of a jurisdiction not summarized in this prospectus, are also subject to material limitations pursuant to their terms, by statute or otherwise. Any enforcement of the primary note obligations, the guarantees and security after bankruptcy or an insolvency event in such other jurisdictions will possibly be subject to the insolvency laws of the relevant entity’s jurisdiction of organization or other jurisdictions. The insolvency and other laws of each of these jurisdictions may be materially different from, or in conflict with, each other, including in the areas of rights of creditors, the ability to void preferential transfer, priority of governmental and other creditors, ability to obtain post-petition interest and duration of the proceeding. The application of these laws, or any conflict among them, could call into question whether any particular jurisdiction’s laws should apply, adversely affect your ability to enforce your rights under the guarantees and security in these jurisdictions and limit any amounts that you may receive.

Most assets of the guarantors guaranteeing the senior notes are subject to control by creditors with liens securing the senior secured notes, the 2007 Notes and the Senior Secured Credit Facilities. If there is a default, the value of the assets may not be sufficient to repay the priority creditors and the holders of the senior notes.

The senior notes are unsecured but are guaranteed by certain subsidiaries of RGHL. Most of the assets of the guarantors of the senior notes are pledged, on a priority basis, for the benefit of the lenders under the Senior Secured Credit Facilities and for the benefit of the holders of the senior secured notes. In addition, the 2007 Notes have the benefit of a second lien (in the case of the 2007 Senior Notes) and a third lien (in the case of the 2007 Senior Subordinated Notes) on (i) the 2007 Proceeds Loans and (ii) BP I’s stock. This may give holders of the 2007 Notes a benefit in a bankruptcy that would not be available to the holders of the senior notes and the holders of the senior notes could recover less as a result thereof. The indentures governing the notes and the 2007 Notes, as well as the terms of the Senior Secured Credit Facilities, allow the incurrence of additional senior secured indebtedness in the future. In the event of an insolvency or liquidation, or if payment under the senior secured notes, the 2007 Senior Notes, the Senior Secured Credit Facilities or any other secured debt is accelerated, the lenders under the Senior Secured Credit Facilities, holders of the senior secured notes, holders of the 2007 Notes and holders of any other secured debt will be entitled to exercise the remedies available to a secured lender under applicable law — in addition to any remedies that may be available under documents pertaining to the Senior Secured Credit Facilities, the senior secured notes, the 2007 Senior Notes or any other secured debt — and will be paid out of the assets pledged as collateral before these assets are made available to holders of the senior notes. In such event, the proceeds from the sale of such assets may not be sufficient to satisfy our obligations under the senior notes.

The holders of the senior notes have fewer rights than the holders of our “Designated Senior Indebtedness.”

The senior notes and the related guarantees constitute “Senior Indebtedness” for purposes of the indenture governing the 2007 Senior Subordinated Notes and, as such, in a liquidation, dissolution or bankruptcy of the Issuers or the note guarantors, holders of the senior notes and the related note guarantees will be entitled to receive payment in full of such notes and note guarantees before holders of the guarantees of the 2007 Senior Subordinated Notes are entitled to receive any payment, other than certain permitted junior securities, in respect of such guarantees.

However, because the senior notes and related note guarantees do not, unlike the senior secured notes, the Senior Secured Credit Facilities and the 2007 Senior Notes, constitute “Designated Senior Indebtedness” for purposes of the indenture governing the 2007 Senior Subordinated Notes, the holders thereof have more rights than the holders of the senior notes. Thus, holders of the senior notes and related note guarantees are not entitled to the benefit of certain provisions in the indenture governing the 2007 Senior Subordinated Notes relating to the subordination of the 2007 Senior Subordinated Notes that provide rights only to holders of Designated Senior Indebtedness, not Senior Indebtedness, including, among other things, the benefits of delivering payment blockage notices or enforcing the turnover provisions of the indenture governing the 2007 Senior Subordinated Notes. Accordingly, holders of the senior notes may recover less than holders of Designated Senior Indebtedness as a result thereof. See “Description of the May 2010 Notes — Ranking,” “Description of the October 2010 Senior Notes — Ranking,” “Description of the February 2011 Senior Notes — Ranking” and “Description of the August 2011 Senior Notes — Ranking.”

The senior notes and related note guarantees rank pari passu in right of payment with the guarantees of the 2007 Senior Notes, the senior secured notes, the February 2012 Notes and the Senior Secured Credit Facilities, and in each case, the related guarantees. Therefore, in the event that an Issuer or a note guarantor becomes a debtor in a United States bankruptcy case and in the event that claims under the 2007 Senior Notes, the senior secured notes and the Senior Secured Credit Facilities are not fully secured, claims of holders of the senior notes and note guarantees will rank pari passu in right of payment with the unsecured portion of claims of holders of the guarantees of the 2007 Senior Notes, the senior secured notes and the Senior Secured Credit Facilities, and, in each case, the related guarantees.

In addition, in such an event, we expect that claims of holders of the senior notes and related note guarantees will be senior in right of payment to the claims of holders of the guarantees of the 2007 Senior Subordinated Notes. However, because of the differences in the rights of the holders of the senior notes and the holders of Designated Senior Indebtedness, there can be no guarantee that a bankruptcy court would enforce the contractual subordination of the 2007 Senior Subordinated Notes in favor of the senior notes in the same manner as it would enforce the contractual subordination of the 2007 Senior Subordinated Notes in favor of the 2007 Senior Notes, the senior secured notes and the Senior Secured Credit Facilities.

Holders of the senior secured notes will not control certain decisions regarding collateral.

The trustee and collateral agent for the holders of the senior secured notes and the administrative agent under the Senior Secured Credit Facilities have entered into the First Lien Intercreditor Agreement. The First Lien Intercreditor Agreement provides, among other things, that the lenders under the Senior Secured Credit Facilities will control substantially all matters related to the collateral that secures the Senior Secured Credit Facilities, which collateral also secures the senior secured notes, and the lenders under the Senior Secured Credit Facilities may direct the collateral agents to foreclose on or take other actions with respect to such collateral with which holders of the senior secured notes may disagree or that may be contrary to the interests of holders of the senior secured notes. In addition, the First Lien Intercreditor Agreement provides that, to the extent any collateral securing our obligations under the Senior Secured Credit Facilities is released to satisfy such creditor’s claims in connection with such a foreclosure, the liens on such collateral securing the senior secured notes will also automatically be released without any further action by the trustee, collateral agents or the holders of the senior secured notes and the holders of the senior secured notes will agree to waive certain of their rights relating to such collateral in connection with a bankruptcy or insolvency proceeding involving us or any guarantor of the senior secured notes. The First Lien Intercreditor Agreement provides that the holders of the senior secured notes may not take any actions to direct foreclosures or take other remedial actions following an event of default under the Senior Secured Credit Facilities or the senior secured notes for at least 90 days and longer if the administrative agent under the Senior Secured Credit Facilities takes action to direct foreclosures or other actions following such event of default.

After the discharge of the obligations with respect to the Senior Secured Credit Facilities whether on enforcement or repayment, at which time the parties to the Senior Secured Credit Facilities will no longer have the right to direct the actions of any collateral agent with respect to the collateral pursuant to the First Lien Intercreditor Agreement, that right passes to the authorized representative of holders of the next largest outstanding principal amount of indebtedness secured by a first lien on the collateral.

In addition, subject to certain conditions, the security documents generally allow us and our subsidiaries to remain in possession of, retain exclusive control over, freely operate, and collect, invest and dispose of any income from, the collateral. This may impact the type and quality of the security interest granted in respect of the collateral. In addition, to the extent we sell any assets that constitute collateral, the proceeds from such sale will be subject to a lien securing the senior secured notes only to the extent such proceeds would otherwise constitute “collateral” securing the senior secured notes under the security documents. To the extent the proceeds from any sale of collateral do not constitute “collateral” under the security documents, the pool of assets securing the senior secured notes would be reduced and the senior secured notes would not be secured by the proceeds of the sale.

The rights of the holders of the 2007 Notes to proceeds from the pledges securing the 2007 Notes rank behind priority pledges over the same collateral.

The obligations under the indenture governing the 2007 Senior Notes are secured by a second-priority security interest in the capital stock of BP I and the receivables under the 2007 Proceeds Loans. The obligations under the indenture governing the 2007 Senior Subordinated Notes are secured by a third-priority security interest in such collateral. These security interests rank behind the first-priority security interest in that collateral in respect of the obligations under the Senior Secured Credit Facilities and the senior secured notes. In addition, certain other future indebtedness can be secured by security interests in the collateral that secures the obligations under the indentures governing the 2007 Notes. The distribution of any proceeds realized on enforcement of the security interests in the collateral in respect of the 2007 Notes will be made in accordance with the terms, including the subordination provisions, of the 2007 UK Intercreditor Agreement and the indentures governing the 2007 Notes. It is possible that the amount realized upon enforcement of the security interest in the collateral in respect of the 2007 Notes may not be sufficient to pay all of the indebtedness secured by the security interests in the collateral, and that holders of the 2007 Notes will not recover the full amounts due to them under the 2007 Notes (or any amounts at all).

Under the 2007 UK Intercreditor Agreement, the First Lien Intercreditor Agreement and the indentures governing the 2007 Notes, the pledges of the collateral can be released in a variety of circumstances, including the release and retaking of security in order to secure other indebtedness with such collateral. Such a release and retake is likely to restart any applicable preference or hardening periods applicable to such security interests under relevant insolvency laws.

There may not be sufficient collateral to satisfy our obligations under all or any of the senior secured notes and the 2007 Notes.

Much of our assets are not and will not be collateral for the senior secured notes, or our other secured indebtedness, and the collateral for the 2007 Notes is even more limited, and no appraisals of the fair market value of any assets that are collateral were prepared in connection with the offerings of the senior secured notes or the 2007 Notes. The assets that will be excluded from the collateral include all assets of foreign subsidiaries of our U.S. subsidiaries and a number of Pactiv’s real properties. The value of the collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers for the collateral. The book value of our assets may not be indicative of the fair market value of such assets, which could be substantially lower. In addition, a substantial portion of our assets will not constitute collateral for the senior secured notes, the 2007 Notes (which as noted above are secured only by limited collateral) or our other secured indebtedness. Accordingly, the value of the collateral securing our indebtedness, including the senior secured notes, the 2007 Notes and the Senior Secured Credit Facilities and our other indebtedness that shares in the collateral, could be substantially less than the aggregate principal amount of our secured indebtedness. By their nature, some or all of the pledged assets may be illiquid and may have no readily ascertainable market value or market. While we do not presently believe the senior secured notes or our other secured indebtedness are under-collateralized, the value of the assets pledged as collateral for the senior secured notes or our other secured indebtedness could be impaired in the future as a result of changing economic conditions in the relevant jurisdictions, changing legal regimes, our failure to implement our business strategy, competition and other future trends. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, the proceeds from any sale or liquidation of the collateral may be insufficient to pay our obligations under the senior secured notes, the 2007 Notes or our other secured indebtedness.

Most of the collateral is subject to the prior or equal claims of other creditors which could diminish any recovery from the collateral. Certain other creditors may have, or in the case of the 2007 Notes, do have, permitted liens which rank prior to the liens of the noteholders in the collateral. In addition, certain other creditors may have permitted liens which rank junior to the liens of the noteholders in the collateral, such as, in the case of the senior secured notes, the collateral securing the 2007 Notes. The indentures governing the notes also permit us to incur additional indebtedness that may share in the collateral on a senior or equal lien priority basis. Any additional obligations secured by a lien on the collateral securing the senior secured notes or the 2007 Notes, whether effectively or actually senior to or equal with the lien in favor of the senior secured notes or the 2007 Notes, will adversely affect the relative position of the holders of such senior secured notes or the 2007 Notes with respect to the collateral securing such notes. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against us, the proceeds of the enforcement against the collateral will be used first to pay the secured parties under any indebtedness secured on a senior lien priority basis over the collateral in full before making any payments on the senior secured notes, the 2007 Notes and any other indebtedness with an equal lien on the collateral. Any senior secured notes or 2007 Notes remaining outstanding will be general unsecured claims that are equal in right of payment with our other unsecured unsubordinated or subordinated indebtedness, as relevant. The presence of junior liens may also impair the value recoverable from the collateral. As noted above, the guarantees of the 2007 Notes primarily represent unsecured obligations of the guarantors.

The value of the collateral securing the senior secured notes may not be sufficient to secure post-petition interest.

In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against any issuer, guarantor or security provider located in the United States, holders of the notes will only be entitled to post-petition interest under the U.S. federal bankruptcy code to the extent that the value of their security interest in the collateral is greater than their pre-bankruptcy claim. Holders of the senior secured notes may be deemed to have an unsecured claim to the extent that our obligations in respect of the senior secured notes exceed the fair market value of the collateral securing the senior secured notes. As a result, holders of the senior secured notes that have a security interest in collateral with a value equal to or less than their pre-bankruptcy claim will not be entitled to post-petition interest under the bankruptcy code. In addition, it is possible that the bankruptcy trustee, the debtor-in-possession or competing creditors will assert that the fair market value of the collateral with respect to the senior secured notes on the date of the bankruptcy filing was less than the then-current principal amount of the senior secured notes. Upon a finding by a bankruptcy court that the notes are under-collateralized, the claims in the bankruptcy proceeding with respect to the senior secured notes would be bifurcated between a secured claim and an unsecured claim, and the unsecured claim would not be entitled to the benefits of security in the collateral. Other consequences of a finding of under-collateralization would be, among other things, a lack of entitlement for holders of the senior secured notes to receive post-petition interest and a lack of entitlement for holders of the unsecured portion of the senior secured notes to receive other “adequate protection” under U.S. federal bankruptcy laws. In addition, if any payments of post-petition interest had been made at the time of such a finding of under-collateralization, those payments could be re-characterized by the bankruptcy court as a reduction of the principal amount of the secured claim with respect to the senior secured notes. No appraisal of the fair market value of the collateral was prepared in connection with the offerings of the senior secured notes and we therefore cannot assure you that the value of the noteholders’ interest in the collateral equals or exceeds the principal amount of the senior secured notes. See “— There may not be sufficient collateral to satisfy our obligations under all or any of the senior secured notes and the 2007 Notes.” In addition, in certain other jurisdictions, holders of senior secured notes may not be entitled to post-petition interest. See “Certain Insolvency and Other Local Law Considerations.”

The pledge of the securities of our subsidiaries that secures the senior secured notes, subject to certain exceptions, will automatically be released to the extent and for so long as that pledge would require the filing of separate financial statements with the SEC for that subsidiary. As a result of any such release, the senior secured notes could be secured by less collateral than our other first-lien indebtedness, including the Senior Secured Credit Facilities.

The senior secured notes are secured by a pledge of the stock and other securities of certain of our subsidiaries held by the Issuers or the guarantors of the senior secured notes. Under the SEC regulations in effect as of the issue date of the senior secured notes, if the par value, book value as carried by us or market value, whichever is greatest, of the capital stock, other securities or similar items of a subsidiary pledged as part of the collateral is greater than or equal to 20% of the aggregate principal amount of one of the series of senior secured notes then outstanding, such a subsidiary would be required to provide separate financial statements to the SEC. The indentures governing the senior secured notes provide that any portion of the capital stock and other securities of any of our subsidiaries will be excluded from the collateral to the extent that it exceeds the maximum amount of such capital stock or other security that can be pledged to secure the senior secured notes without causing such subsidiary to be required to file separate financial statements with the SEC pursuant to Rule 3-16 of Regulation S-X or another similar rule, except that, with respect to each series of senior secured notes, such exclusion will not apply to shares of BP I at any time. As a result, holders of the senior secured notes could lose a portion or all of their security interest in the capital stock or other securities of those subsidiaries during that period. We conduct substantially all of our business through our subsidiaries, many of which have capital stock with a value in excess of 20% of the aggregate principal amount of the senior secured notes. Accordingly, the pledge of stock and securities with respect to each such subsidiary will be limited in value to less than 20% of the aggregate principal amount of the senior secured notes. To the extent that the euro denominated and dollar denominated 2009 Notes are not treated as a single class for purposes of Rule 3-16 of Regulation S-X, the foregoing collateral limits would apply to each class separately, which could lead to different security interests in the stock securing the euro denominated and dollar denominated 2009 Notes. As a result, holders of the senior secured notes could lose a portion or all of their security interest in the capital stock or other securities of those subsidiaries during that period. It may be more difficult, costly and time-consuming for holders of the senior secured notes to foreclose on the assets of a subsidiary than to foreclose on its capital stock or other securities, so the proceeds realized upon any such foreclosure could be significantly less than those that would have been received upon any sale of the capital stock or other securities of such subsidiary. In addition, the lenders under the Senior Secured Credit Facilities are not subject to such limitation and may have security interests which are substantially more valuable as a result thereof.

The collateral securing the senior secured notes and the 2007 Notes may be diluted under certain circumstances.

The collateral that secures the senior secured notes and the 2007 Notes, subject to certain limited exceptions, also secures obligations under our Senior Secured Credit Facilities. In addition, this collateral may secure additional senior indebtedness that we or our restricted subsidiaries incur in the future, subject to restrictions on our or their ability to incur debt and liens under the indentures governing the notes and other agreements governing our indebtedness. Your rights would be diluted by any increase in the amount of indebtedness secured by this collateral.

In addition, the collateral securing the 2007 Senior Notes on a second priority basis and the 2007 Senior Subordinated Notes on a third priority basis secures the senior secured notes and the Senior Secured Credit Facilities on a first priority basis. As set out in the previous paragraph, the indebtedness which benefits from such first ranking security may be increased, effectively diluting the value of that collateral for the 2007 Notes and reducing the possibility that there will be proceeds from the enforcement of the security in respect of such collateral available for the 2007 Notes. The indentures governing the 2007 Notes also permit other indebtedness to share in the second and third ranking security in respect of the collateral, and any such sharing would dilute the rights of the holders of the 2007 Notes with respect to such collateral.

The collateral is subject to casualty risk.

Even if we maintain insurance, there are certain losses that may be either uninsurable or not economically insurable, in whole or part. Insurance proceeds may not compensate us fully for our losses. If there is a complete or partial loss of any collateral, the insurance proceeds may not be sufficient to satisfy all of our obligations, including the senior secured notes, the 2007 Notes and related guarantees.

We may not complete lien searches on the collateral securing the senior secured notes.

As of the date of this prospectus, we may not have completed lien searches on the collateral securing the August 2011 Senior Secured Notes in those jurisdictions where it is possible to conduct such lien searches. Such lien searches could reveal a prior lien or multiple prior liens on the collateral securing the August 2011 Senior Secured Notes and such liens may prevent or inhibit the collateral agents from foreclosing on the liens securing the August 2011 Senior Secured Notes and may impair the value of the collateral securing the August 2011 Senior Secured Notes. We cannot guarantee that the completed lien searches will not reveal any prior liens on the collateral securing the August 2011 Senior Secured Notes or that there are no prior liens in jurisdictions where lien searches are not possible. Any prior lien could be significant, could be prior to the liens securing the August 2011 Senior Secured Notes and could have an adverse effect on the ability of the collateral agents to realize or foreclose upon the collateral securing the August 2011 Senior Secured Notes.

Any security granted over collateral might be avoided by a trustee in bankruptcy.

Any security granted over collateral in favor of any collateral agents, including pursuant to security documents delivered after the date of the indentures governing the senior secured notes, might be avoided by the grantor, as debtor-in-possession, or by its trustee in bankruptcy if certain events or circumstances exist or occur, including, among others, if the grantor is insolvent at the time of granting the security or becomes insolvent as a result of entering into the security or associated documentation, including a guarantee, or a bankruptcy proceeding in respect of the security provider is commenced within a specified number of days following the granting of the security.

In the event that the First Lien Intercreditor Agreement is found to be invalid or unenforceable, the liens in favor of a series of senior secured notes in some foreign jurisdictions will not rank pari passu with the liens in favor of the Senior Secured Credit Facilities and the liens in favor of the rest of the senior secured notes.

The security documents that create the liens in favor of the senior secured notes and the Senior Secured Credit Facilities with respect to certain foreign collateral rely on the First Lien Intercreditor Agreement for establishing the relative priorities of the holders of the senior secured notes and the lenders and other secured parties under the Senior Secured Credit Facilities. Because the priority of a series of senior secured notes with respect to such foreign collateral as compared to the other series of senior secured notes and the Senior Secured Credit Facilities depends, in certain instances, on the enforceability of the First Lien Intercreditor Agreement. If the First Lien Intercreditor Agreement is found to be invalid or unenforceable, the liens in favor a series of senior secured notes, in certain jurisdictions, will not rank pari passu with the liens in favor of the rest of the senior secured notes and the Senior Secured Credit Facilities. In such a situation the claims of the holders of such series of senior secured notes will be effectively subordinated to claims of the holders of the rest of the senior secured notes and lenders and other secured parties under the Senior Secured Credit Facilities to the extent of the value of the assets secured by such liens.

Security interests in respect of the collateral may be adversely affected by the failure to perfect security interests in certain collateral presently owned or acquired in the future.

The security interest in the collateral securing the senior secured notes includes assets now owned or, to the extent permitted by applicable laws, acquired or arising in the future. Applicable law requires that certain property and rights acquired after the grant of a general security interest can only be perfected at the time such property and rights are acquired and identified. There can be no assurance that the trustee or any collateral agent will monitor, or that we will inform the relevant trustee or any collateral agent of, the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly create or perfect the security interest in such after-acquired collateral. Such failure may result in the loss of the security interest therein or the priority of the security interest in favor of the senior secured notes against third parties. In addition, we are not required to take certain perfection steps in respect of particular assets, whether owned now or acquired in the future, in certain jurisdictions for cost or commercial reasons or such perfection steps may only occur at the time of enforcement. For example, although certain of our trade receivables may be assigned by way of security, we are not required, and do not intend, to notify the obligor of such receivables of the existence of such security, which may impair the effectiveness of the security interest.

Certain of the jurisdictions where you have the benefit of a security interest in collateral securing the senior secured notes or the 2007 Notes do not have public, or other third party, registers where liens, pledges or other forms of security interests may be centrally recorded and if they do have such registers, registration may not be compulsory to protect a secured party’s interests or any registration may not be made or, when made, may not be effective to create priority over other security granted prior to the registration being made. As a result, in these jurisdictions the trustee or collateral agent must rely on any representations and warranties given by us that there are no liens, pledges or applicable other security interests already in place. There can be no assurance that we will accurately inform the relevant trustee or any collateral agent of the status of the collateral securing the senior secured notes or the 2007 Notes and the value of the security interest may be adversely affected thereby.

In addition, in certain jurisdictions security interests created over particular assets can only be perfected by possession of the asset by the secured party. The terms of the security documents may not require possession to be granted to the secured party until enforcement, meaning that the security interest will remain unperfected until possession is granted.

Rights of holders of the senior secured notes may be adversely affected by bankruptcy proceedings in the United States.

The right of the collateral agents to repossess and dispose of the collateral securing the senior secured notes upon acceleration is likely to be significantly impaired by U.S. federal bankruptcy law if bankruptcy proceedings are commenced by or against us prior to or possibly even after any collateral agent has repossessed and disposed of the collateral. Under the U.S. Bankruptcy Code, a secured creditor, such as any collateral agent, is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from a debtor, without bankruptcy court approval. Moreover, U.S. bankruptcy law permits the debtor to continue to retain and to use collateral, and the proceeds, products, rents or profits of the collateral, even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral and may include cash payments or the granting of additional security, if and at such time as the court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. In view of the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the senior secured notes could be delayed following commencement of a bankruptcy case, whether or when any collateral agent would repossess or dispose of the collateral, or whether or to what extent holders of the senior secured notes would be compensated for any delay in payment of loss of value of the collateral through the requirements of “adequate protection.” Furthermore, in the event the bankruptcy court determines that the value of the collateral is not sufficient to repay all amounts due on the senior secured notes, the holders of the senior secured notes would have “undersecured claims” as to the difference. U.S. federal bankruptcy laws do not permit the payment or accrual of interest, costs and attorneys’ fees for “undersecured claims” during the debtor’s bankruptcy case.

Security providers may own assets outside the respective jurisdictions in which they were formed.

The guarantors, security providers and issuers granting security in respect of the senior secured notes and the 2007 Notes may own collateral located outside the respective jurisdictions in which such guarantors, security providers or issuers were formed. Where this is the case, the relevant security documents may not purport to create security interests over such collateral. In circumstances where the security documents purport to create security interests over such collateral, such security interests may not be effective, or the enforcement of such security interests in the jurisdiction in which the collateral is located may not be possible.

The use of collateral agents may diminish the rights that a secured creditor would otherwise have with respect to the collateral.

In most cases, the collateral will be taken in the name of a collateral agent for the benefit of the holders of the relevant notes and the relevant trustee. As a result, any collateral agent may effectively control actions with respect to collateral which may impair the rights that a noteholder would otherwise have as a secured creditor. Any collateral agent may take actions that a noteholder disagrees with or may fail to take actions that a noteholder wishes to pursue. For example, a collateral agent could decide to credit bid using the value of a noteholder’s secured claim even if such noteholder would not individually have done so.

Furthermore, any collateral agent may fail to act in a timely manner which could impair the recovery of noteholders.

In addition, in instances where any collateral agent cannot, or it is impractical for it to, hold a security interest, a gratuitous bailee may hold the security interest for the benefit of the noteholders. The holders will have no rights against any such gratuitous bailee.

The collateral agents may not be able to possess certain collateral on enforcement and may also be prevented from holding security interests in certain collateral.

Applicable laws may restrict the ability of a foreign entity that holds a security interest in particular collateral from taking possession of that collateral on enforcement. In addition, certain jurisdictions restrict the ability of foreign entities to hold the benefit of security interests over certain assets. This may mean that any collateral agent may be unable to benefit from security interests in certain collateral and may also restrict the ability of such collateral agent to transfer collateral into its name on enforcement.

Intercompany movements of collateral may diminish the assets that serve as collateral and the priority of noteholder liens with respect to collateral.

We are generally permitted to freely move assets within the RGHL Group subject to certain restrictions. However, not all members of the RGHL Group are guarantors, security providers or issuers or grant security over the same type of assets. If collateral is transferred to an entity that is not a guarantor, security provider, or issuer, the interests of the noteholders will cease to be secured by such assets.

If collateral is moved to another entity that is a guarantor, security provider or issuer, the asset may cease to be collateral or your priority in the asset may be impaired. If a type of collateral is transferred to a guarantor that does not grant security interests, as is the case with respect to guarantors organized in Japan, Costa Rica and Australia, or does not grant security interests with respect to that particular type of asset, then the noteholders will lose the benefit of such collateral. Even if the asset continues as collateral in the hands of the recipient entity, there may be hardening periods or notification requirements before the security interest becomes effective or the security interest might not be as beneficial to noteholders as it was in the possession of the transferring entity.

The senior secured notes and the 2007 Notes are subject to complex intercreditor agreements governing the relationship between numerous creditors with respect to rights to payments and collateral across several jurisdictions, and there is no certainty as to how or if any court would enforce the intercreditor agreements.

The relationship among the holders of the senior secured notes and the 2007 Notes and our other creditors is governed by two intercreditor agreements. The relationship among the holders of the senior secured notes, the lenders and other secured parties under the Senior Secured Credit Facilities and creditors under any other series of future first lien indebtedness is governed by the First Lien Intercreditor Agreement which is governed by New York law. See “Description of Certain Other Indebtedness and Intercreditor Agreements — First Lien Intercreditor Agreement.” The relationship among the holders of the senior secured notes and the lenders and other secured parties under the Senior Secured Credit Facilities on the one hand and the holders of the 2007 Notes on the other hand is subject to the 2007 UK Intercreditor Agreement, which is governed by English law. See “Description of Certain Other Indebtedness and Intercreditor Agreements — 2007 UK Intercreditor Agreement.”

These intercreditor agreements collectively govern the relationship among certain of our creditors which are located in several countries and have disparate interests. In addition, they govern creditor rights with respect to payment obligations from members of the RGHL Group and collateral located in different countries. Due to the complexity of the agreements, there is no certainty how a court would interpret the interaction among the parties. The complexity may also increase the time required to resolve any disputes among creditors and may impair or delay any recovery under the notes and guarantees. Also, given that the agreements govern matters in several countries, there is no certainty to what extent, if at all, any court would enforce the provisions.

The guarantees of the 2007 Notes are subordinated to senior indebtedness of the guarantors.

Although the 2007 Notes benefit from guarantees from certain members of the RGHL Group, those guarantees are expressly subordinated in right of payment to indebtedness of the companies providing those guarantees that is senior to the guarantees of the 2007 Notes, including indebtedness in respect of the senior secured notes and the Senior Secured Credit Facilities, and in the case of the 2007 Senior Subordinated Notes, the senior notes and the February 2012 Notes. The subordination provisions in respect of the 2007 Notes are set forth in the 2007 UK Intercreditor Agreement and the indentures governing the 2007 Notes. Generally, the guarantees of the 2007 Senior Notes are senior subordinated guarantees and are subordinated to the senior guarantees of the senior secured notes and the Senior Secured Credit Facilities. The guarantees of the 2007 Senior Subordinated Notes are subordinated guarantees and are subordinated to the senior guarantees of the notes, the February 2012 Notes and the Senior Secured Credit Facilities, the senior subordinated guarantees of the 2007 Senior Notes and any other indebtedness that ranks pari passu with such indebtedness. The guarantees of the 2007 Notes are subordinated to other senior indebtedness, and holders of “Designated Senior Indebtedness,” including holders of indebtedness in respect of the senior secured notes and the Senior Secured Credit Facilities, have the benefit of subordination provisions under the 2007 UK Intercreditor Agreement and the indentures governing the 2007 Notes. See “— The holders of the senior notes have fewer rights than the holders of our ‘Designated Senior Indebtedness’.”’ The indentures governing the 2007 Notes also permit us to incur certain additional indebtedness, which may be senior indebtedness. If we, or any member of the RGHL Group that is a guarantor, security provider or a material company under the senior secured notes or the Senior Secured Credit Facilities is declared bankrupt or insolvent, or if there is a payment default under, or an acceleration of, senior indebtedness under the senior secured notes or the Senior Secured Credit Facilities, BP I and any other member of the RGHL Group that is a borrower, issuer, security provider or guarantor under the senior secured notes and the Senior Secured Credit Facilities will be required to pay the creditors thereunder in full before the issuer of the 2007 Notes may use any of our assets to pay holders of the 2007 Notes. Accordingly, there may not be enough assets to pay holders of the 2007 Notes after paying the holders of such senior indebtedness. In addition, the creditors in respect of the senior secured notes and the Senior

Secured Credit Facilities and the holders of other “Designated Senior Indebtedness” may prevent a guarantor from making payments to the issuer of the 2007 Notes under the loans of the proceeds of the 2007 Notes in the event of a payment default or for a period of up to 179 days in the case of a non-payment event of default under such senior indebtedness.

Furthermore, no enforcement action under the guarantees of the 2007 Notes may be taken unless:

•	holders of “Designated Senior Indebtedness” have first accelerated that indebtedness or taken certain enforcement action;

•	certain insolvency events in respect of the guarantors are continuing; or

•	an event of default under the applicable indenture governing the 2007 Notes has occurred and 179 days have elapsed since notice has been given to the agent under the “Designated Senior Indebtedness” concerning such event of default.

The guarantees of the 2007 Notes are subject to release in a variety of circumstances on the terms provided for in the 2007 UK Intercreditor Agreement and the indentures governing the 2007 Notes, including in the event of certain enforcement actions taken by the creditors in respect of the senior secured notes and the Senior Secured Credit Facilities.

The indentures governing the 2007 Notes permit the trustee and the security agent under the indentures governing the 2007 Notes to agree without the consent of the holders of the 2007 Notes to an amendment to the 2007 UK Intercreditor Agreement or a new intercreditor agreement in favor of holders of Designated Senior Indebtedness.

As a result of the subordination provisions described above, in the event of a liquidation, bankruptcy or other insolvency of a guarantor, holders of the 2007 Notes may recover less, ratably, than creditors of the guarantors who are holders of Designated Senior Indebtedness. As a result of the obligation to deliver amounts received in trust to holders of Designated Senior Indebtedness, holders of the 2007 Notes may recover less, ratably, than trade creditors of the guarantors.

There is currently no public market for the notes. We cannot assure you that an active trading market will develop for the notes, in which case your ability to transfer the notes, as applicable, will be limited.

The new notes are new securities for which there presently is no established public market. We cannot give you any assurance as to the development or maintenance of any active trading market for the notes or, if a market does develop for the notes, the liquidity of such market, your ability to sell your notes or the price at which you may be able to sell your notes. Future prices of the notes will depend on many factors, including:

•	our operating performance and financial conditions;

•	the interest of securities dealers in making a market; and

•	the market for similar securities.

In addition, the liquidity of the trading markets for the new notes, and the market prices quoted for the new notes, may be adversely affected by changes in the overall market for high-yield securities and by changes in our financial performance or in the prospects of companies in our industry generally. As a result, you cannot be certain that active trading markets will develop for the notes or, if such markets develop, that they will be maintained.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices and liquidity of securities similar to the notes. The market, if any, for the new notes may be subject to similar disruptions and any such disruptions may adversely affect the value of the notes.

Since the outstanding old notes will continue to have restrictions on transfer and cannot be sold without registration under securities laws or exemptions from registration requirements, you may have difficulty selling the old notes that you do not exchange.

If a large number of the old notes are exchanged for the new notes issued in the exchange offer, it may be difficult for holders of outstanding old notes that are not exchanged in the exchange offer to sell their old notes, since those old notes may not be offered or sold unless they are registered or unless there are exemptions from registration requirements under the Securities Act or state laws that apply to them. In addition, if there are only a small number of old notes outstanding, there may not be a very liquid market for those old notes. There may be few investors that will purchase unregistered securities for which there is not a liquid market.

In addition, if you do not tender your outstanding old notes or if we do not accept some outstanding old notes, those old notes will continue to be subject to the existing restrictions on transfer and exchange set forth in the indenture.

You may not receive the new notes in the exchange offer if the exchange offer procedures are not properly followed.

We will issue the new notes in exchange for your old notes only if you properly tender the old notes before expiration of the exchange offer. Neither we nor the exchange agent are under any duty to give notification of defects or irregularities with respect to the tenders of the old notes for exchange. If you are the beneficial holder of old notes that are held through your broker, dealer, commercial bank, trust company or other nominee, and you wish to tender such notes in the exchange offer, then you should promptly contact the person through whom your old notes are held and instruct that person to tender your old notes on your behalf.

SPECIAL NOTE OF CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. Forward-looking statements include statements regarding our goals, beliefs, plans or current expectations, taking into account the information currently available to our management. Forward-looking statements are not statements of historical fact. For example, when we use words such as “believe”, “anticipate”, “expect”, “estimate”, “intend”, “should”, “would”, “could”, “may”, “will” or other words that convey uncertainty of future events or outcomes, we are making forward-looking statements. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates and the projections reflected in the forward-looking statements are reasonable, such estimates and projections may prove to be incorrect, and our actual results may differ from those described in our forward-looking statements as a result of the following risks, uncertainties and assumptions, among others:

•	risks related to acquisitions, including completed and future acquisitions, such as the risks that we may be unable to complete an acquisition in the timeframe anticipated, on its original terms, or at all, or that we may not be able to achieve some or all of the benefits that we expect to achieve from such acquisitions, including risks related to integration of our acquired businesses;

•	risks related to the future costs of energy, raw materials and freight;

•	risks related to our substantial indebtedness and our ability to service our current and future indebtedness;

•	risks related to our hedging activities which may result in significant losses and in period-to-period earnings volatility;

•	risks related to our suppliers of raw materials and any interruption in our supply of raw materials;

•	risks related to downturns in our target markets;

•	risks related to increases in interest rates which would increase the cost of servicing our debt;

•	risks related to dependence on the protection of our intellectual property and the development of new products;

•	risks related to exchange rate fluctuations;

•	risks related to the consolidation of our customer bases, competition and pricing pressure;

•	risks related to the impact of a loss of one of our key manufacturing facilities;

•	risks related to our exposure to environmental liabilities and potential changes in legislation or regulation;

•	risks related to complying with environmental, health and safety laws or as a result of satisfying any liability or obligation imposed under such laws;

•	risks related to changes in consumer lifestyle, eating habits, nutritional preferences and health-related and environmental concerns that may harm our business and financial performance;

•	risks related to restrictive covenants in the notes and our other indebtedness which could adversely affect our business by limiting our operating and strategic flexibility;

•	risks related to our dependence on key management and other highly skilled personnel;

•	risks related to our pension plans; and

•	risks related to other factors discussed or referred to in this prospectus, including in the section titled “Risk Factors.”

The risks described above and the risks disclosed in or referred to in the “Risk Factors” section in this prospectus are not exhaustive. Other sections of this prospectus describe additional factors that could adversely affect our business, financial condition or results of operations. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and included elsewhere in this prospectus.

THE EXCHANGE OFFER

The following contains a summary of the material provisions of the exchange offer being made pursuant to the registration rights agreements with respect to each series of the old notes, each among the issuers, certain guarantors and the initial purchasers of the old notes, which we collectively refer to as the “registration rights agreements.” Reference is made to the provisions of the registration rights agreements, which have been filed as exhibits to the registration statement. Copies are available as set forth under the heading “Where You Can Find More Information.”

The terms of the new notes are identical in all material respects to the terms of the old notes, except that the new notes are registered under the Securities Act and will not be subject to restrictions on transfer or provisions relating to additional interest, will bear a different CUSIP or ISIN number from the old notes, will not entitle their holders to registration rights and will be subject to terms relating to book-entry procedures and administrative terms relating to transfers that differ from those of the old notes.

Purpose of the Exchange Offer

We sold the old notes to initial purchasers who subsequently sold the old notes to qualified institutional buyers under Rule 144A of the Securities Act and to certain sophisticated investors in offshore transactions in reliance on Regulation S of the Securities Act. The exchange offer will give holders of old notes and related guarantees the opportunity to exchange the old notes for new notes and related guarantees that have been registered under the Securities Act. The new notes will be substantially similar in all material respects to the old notes.

Under the registration rights agreements, we have agreed to use our commercially reasonable efforts to cause the registration statement, of which this prospectus is a part, to become effective under the Securities Act within 365 days of the date of original issue of the old notes. We have also agreed to use our commercially reasonable efforts to keep the exchange offer open for the period required by applicable law, including pursuant to any applicable interpretation by the staff of the SEC, but in any event for at least 20 business days.

We did not file the exchange offer registration statement for the 2009 Notes by November 5, 2010, for the May 2010 Notes by May 4, 2011, or for the October 2010 Notes by October 15, 2011, and the exchange offer registration statement for the February 2011 Notes did not become effective by February 1, 2012. Consequently, we were required to pay additional interest on the 2009 Notes from November 5, 2010 until November 5, 2011 and on the May 2010 Notes from May 4, 2011 to May 4, 2012. We have been required to pay additional interest on the October 2010 Notes beginning on October 15, 2011 and on the February 2011 Notes beginning on February 1, 2012, pursuant to the applicable registration rights agreements.

We paid $10 million of additional interest on the 2009 Notes from November 5, 2010 until November 5, 2011. We paid $2 million of additional interest on the May 2010 Notes as of November 15, 2011, which was the most recent interest payment date on the May 2010 Notes, and accrued additional interest until May 4, 2012. We paid less than $1 million of additional interest on the February 2011 Notes as of February 15, 2012, which was the most recent interest payment date on the February 2011 Notes, and will continue to accrue additional interest until the earlier of the effectiveness of the registration statement or February 1, 2013. We paid $6 million of additional interest on the October 2010 Notes as of April 15, 2012 and will continue to accrue additional interest until the earlier of the effectiveness of the registration statement or October 15, 2012.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date will be accepted for exchange. We will issue new notes in exchange for an equal principal amount of outstanding old notes accepted in the exchange offer. Old dollar denominated notes may be tendered only in denominations of $100,000 and in integral multiples of $1,000 in excess thereof and old euro denominated notes in minimum denominations of €50,000 and in integral multiples of €1,000 in excess thereof. This

prospectus, together with the letter of transmittal, is being sent to all registered holders as of          , 2012. The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered for exchange. However, our obligation to accept old notes for exchange pursuant to the exchange offer is subject to certain customary conditions as set forth below under “— Conditions.”

Old notes shall be deemed to have been accepted as validly tendered when, as and if we have given oral or written notice of such acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of old notes for the purposes of receiving the new notes and delivering new notes to such holders.

Based on interpretations by the staff of the SEC as set forth in no-action letters issued to third parties (including Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), K-111 Communications Corporation (available May 14, 1993) and Shearman & Sterling (available July 2, 1993)), we believe that the new notes issued pursuant to the exchange offer may be offered for resale, resold and otherwise transferred by any holder of such new notes, other than any such holder that is a broker-dealer or an “affiliate” of us within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

•	such new notes are acquired in the ordinary course of business;

•	at the time of the commencement of the exchange offer such holder has no arrangement or understanding with any person to participate in a distribution of such new notes; and

•	such holder is not engaged in and does not intend to engage in a distribution of such new notes.

We have not sought, and do not intend to seek, a no-action letter from the SEC, with respect to the effects of the exchange offer, and there can be no assurance that the staff of the SEC would make a similar determination with respect to the new notes as it has in previous no-action letters.

By tendering old notes in exchange for relevant new notes (including, in the case of holders who hold notes through Euroclear or Clearstream, by not affirmatively objecting to the tendering of such notes on your behalf), you will represent to us that:

•	any new notes to be received by you will be acquired in the ordinary course of business;

•	you have no arrangements or understandings with any person to participate in the distribution of the old notes or new notes within the meaning of the Securities Act;

•	you are not engaged in and do not intend to engage in a distribution of the new notes; and

•	you are not our “affiliate,” as defined in Rule 405 under the Securities Act.

Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See “Plan of Distribution.” If you are not a broker-dealer, you will be required to represent that you are not engaged in and do not intend to engage in the distribution of the new notes. Whether or not you are a broker-dealer, you must also represent that you are not acting on behalf of any person that could not truthfully make any of the foregoing representations contained in this paragraph. If you are unable to make the foregoing representations, you may not rely on the applicable interpretations of the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction unless such sale is made pursuant to an exemption from such requirements.

The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Issuers have agreed that, for a period of (i) in the case of an exchange dealer or initial purchaser, 180 days after the expiration date and (ii) in the case of any broker-dealer, 90 days after the expiration date, it will make this prospectus available to any such exchange dealer, initial purchaser or broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Upon consummation of the exchange offer, any old notes not tendered will remain outstanding and continue to accrue interest, but, with limited exceptions, holders of old notes who do not exchange their old notes for new notes pursuant to the exchange offer will no longer be entitled to registration rights and will not be able to offer or sell their old notes unless such old notes are subsequently registered under the Securities Act, except pursuant to an exemption from or in a transaction not subject to the Securities Act and applicable state securities laws. With limited exceptions, we will have no obligation to effect a subsequent registration of the old notes.

Expiration Date; Extensions; Amendments; Termination

The expiration date for the exchange offer shall be 5:00 p.m., New York City time, on          , 2012, unless we, in our sole discretion, extend the exchange offer in which case the expiration date for the exchange offer shall be the latest date to which the exchange offer is extended.

To extend an expiration date, we will notify the exchange agent of any extension by oral or written notice and will notify the holders of the relevant old notes by means of a press release or other public announcement prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date for the exchange offer. Such notice to noteholders will disclose the aggregate principal amount of the outstanding notes that have been tendered as of the date of such notice and may state that we are extending the exchange offer for a specified period of time.

In relation to the exchange offer, we reserve the right to:

(1) delay acceptance of any old notes due to an extension of the exchange offer, to extend the exchange offer or to terminate the exchange offer and not permit acceptance of old notes not previously accepted if any of the conditions set forth under “— Conditions” shall have occurred and shall not have been waived by us prior to 5:00 p.m., New York City time, on the expiration date, by giving oral or written notice of such delay, extension or termination to the exchange agent; or

(2) amend the terms of the exchange offer in any manner deemed by us to be advantageous to the holders of the old notes.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice of such delay, extension, termination or amendment to the exchange agent. If we amend the exchange offer in a manner that we determine to constitute a material change, including the waiver of a material condition, we will promptly disclose the amendment in a manner reasonably calculated to inform the holders of outstanding notes of that amendment and we will extend the exchange offer if necessary so that at least five business days remain in the offer following notice of the material change.

Without limiting the manner in which we may choose to make public an announcement of any delay, extension or termination of the exchange offer, we shall have no obligations to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

Interest on the New Notes

The new notes will accrue interest from the last interest payment date on which interest was paid on the corresponding old note surrendered in exchange for such new note to the day before the consummation of the exchange offer or, if no interest has been paid on the old notes, from the date of original issuance of the old notes, and thereafter, provided that if an old note is surrendered for exchange on or after a record date for an interest payment that will occur on or after the date of such exchange and as to which interest will be paid, interest on the new note received in exchange for such old note will accrue from the date of such interest payment date. No additional interest will be paid on old notes tendered and accepted for exchange except as provided in the applicable registration rights agreement.

Procedures for Tendering

All of the old notes were issued in book-entry form, and all of the old notes are currently represented by one or more global certificates held for the account of a nominee of The Depository Trust Company, “DTC,” in the case of the old dollar denominated notes, and a common depositary for Euroclear Bank S.A./N.V., “Euroclear,” or Clearstream Banking S.A., “Clearstream,” in the case of the old euro denominated notes. If you desire to tender old notes, you may tender such old notes to the exchange agent by (i) transmitting an agent’s message to the exchange agent through the facilities of DTC, Euroclear or Clearstream, as applicable or (ii) submitting a signed letter of transmittal, if an agent’s message is not delivered and the tenders of old notes are to be made by book-entry transfer to the account of the exchange agent at DTC, together with a confirmation of book-entry transfer of the old notes and any other required documents.

Any beneficial owner whose old notes are held of record by a broker, dealer, commercial bank, trust company or other nominee and who wishes to take action with respect to the old notes should contact such nominee promptly and instruct such entity to tender old notes on such beneficial owner’s behalf.

The term “agent’s message” means a message, transmitted by DTC, Euroclear or Clearstream and received by the exchange agent and forming part of a book-entry confirmation, which states that the book-entry transfer facility has received an express acknowledgement from a participant tendering old notes that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce such agreement against such participant.

How to Tender if You Are a Euroclear or Clearstream Participant

Pursuant to their internal guidelines, Euroclear and Clearstream will automatically exchange old euro notes for new euro notes on behalf of the holders of the old euro notes. If you do not wish to participate in the exchange offer, the registered holder of old euro notes on the records of Euroclear or Clearstream must electronically instruct Euroclear or Clearstream, as the case may be, to “Take No Action”; otherwise such old euro notes will be tendered in the exchange offer, and you will be deemed to have agreed to be bound by the terms of the letter of transmittal. The exchange for old euro notes so tendered will only be made after a timely confirmation of a book-entry transfer of old euro notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message.

Holders that cannot make the representations contained in the letter of transmittal must electronically instruct Euroclear or Clearstream, as the case may be, to “Take No Action.”

How to Tender if You Are a DTC Participant

To tender in the exchange offer, you must:

•	complete, sign and date the letter of transmittal, or a facsimile of such letter of transmittal, have the signatures on such letter of transmittal guaranteed if required by such letter of transmittal, and mail or otherwise deliver such letter of transmittal or such facsimile, together with any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date; or

•	comply with the ATOP procedures of DTC described below.

In addition, either:

•	certificates of old notes must be received by the exchange agent along with the applicable letter of transmittal; or

•	a timely confirmation of a book-entry transfer of old notes, if such procedures are available, into the exchange agent’s account at DTC, pursuant to the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date with the letter of transmittal.

There is no procedure for guaranteed delivery of old notes.

Book-Entry Transfer

Promptly after the date of this prospectus, the exchange agent for the notes will make a request to establish an account with respect to the old notes at DTC as book-entry transfer facility for tenders of the old notes. Any financial institution that is a participant in DTC’s systems may make book-entry delivery of the old notes by causing DTC to transfer such old notes into the exchange agent’s account for such notes at DTC in accordance with DTC procedures for transfer. In addition, although delivery of old notes may be effected through book-entry transfer at DTC, the letter of transmittal or facsimile thereof with any required signature guarantees, or an agent’s message, and any other required documents, must, in any case, be transmitted to and received by the exchange agent at one of the addresses set forth below under “— Exchange Agent” prior to 5:00 p.m., New York City time, on the applicable expiration date.

DTC’s Automated Tender Offer Program

The exchange agent and DTC have confirmed that any financial institution that is a participant in the book-entry transfer facility may utilize DTC’s ATOP to tender old notes.

Any participant in DTC may make book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent’s account for the relevant notes in accordance with the book-entry transfer facility’s ATOP procedures for transfer. However, the exchange for the old notes so tendered will only be made after a book-entry confirmation of the book-entry transfer of such old notes into the exchange agent’s account for the relevant notes, and timely receipt by the exchange agent of an agent’s message and any other documents required by the letter of transmittal.

Signature Guarantees

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by any member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an “eligible guarantor” institution within the meaning of Rule 17Ad-15 under the Exchange Act (each an “Eligible Institution”) unless the old notes tendered pursuant to such letter of transmittal or notice of withdrawal, as the case may be, are tendered (1) by a registered holder of old notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal or (2) for the account of an Eligible Institution.

If a letter of transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by us, submit with such letter of transmittal evidence satisfactory to us of their authority to so act.

Determination of Validity

We will only issue new notes in exchange for old notes that are timely and properly tendered. The method of delivery of old notes, letter of transmittal and all other required documents is at your election and risk. Rather than mail these items, we recommend that you use an overnight or hand-delivery service. If such delivery is by mail, it is recommended that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery and you should carefully follow the instructions on how to tender the old notes. No old notes, letters of transmittal or other required documents should be sent to us. Delivery of all old notes, if applicable, letters of transmittal and other documents must be made to the exchange agent at its address set forth below under “— Exchange Agent.” You may also request your respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender on your behalf. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your old notes or the tenders thereof.

Your tender of old notes will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on his behalf.

All questions as to the validity, form, eligibility, time of receipt and withdrawal of the tendered old notes will be determined by us in our sole discretion, such determination being final and binding on all parties. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes which, if accepted, would, in the opinion of counsel for us, be unlawful. We also reserve the absolute right to waive any irregularities or defects with respect to tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Neither we, the exchange agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of old notes, nor shall any of them incur any liability for failure to give such notification. Tenders of old notes will not be deemed to have been made until such irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost to such holder by the exchange agent, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

Other Transactions Relating to the Old Notes

In addition, we reserve the right in our sole discretion, subject to the provisions of the applicable indenture pursuant to which the notes are issued:

•	to purchase or make offers for any old notes that remain outstanding subsequent to the expiration date or, as set forth under “— Conditions,” to terminate the exchange offer;

•	to redeem the old notes as a whole or in part at any time and from time to time, as set forth under “Description of the 2009 Notes — Optional Redemption,” “Description of the May 2010 Notes — Optional Redemption,” “Description of the October 2010 Senior Secured Notes — Optional Redemption,” “Description of the October 2010 Senior Notes — Optional Redemption,” “Description of the February 2011 Senior Secured Notes — Optional Redemption,” “Description of the August 2011 Senior Secured Notes — Optional Redemption,” “Description of the February 2011 Senior Notes — Optional Redemption” and “Description of the August 2011 Senior Notes — Optional Redemption;” and

•	to the extent permitted under applicable law, purchase the old notes in the open market, in privately negotiated transactions or otherwise.

The terms of any such purchases or offers could differ from the terms of the exchange offer.

Broker-Dealers

Each broker-dealer that receives new notes for its own account in exchange for old notes must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes which the broker-dealer acquired as a result of market-making activities or other trading activities. See “Plan of Distribution.”

Acceptance of Old Notes for Exchange; Delivery of New Notes

Upon satisfaction or waiver of all of the conditions to the exchange offer all old notes properly tendered will be accepted promptly after the expiration date, and the new notes will be issued promptly after the expiration date. See “— Conditions.” For purposes of the exchange offer, old notes shall be deemed to have been accepted as validly tendered for exchange when, as and if we have given oral or written notice thereof to the exchange agent. For each old note accepted for exchange, the holder of such note will receive a new note having a principal amount equal to that of the surrendered old note.

In all cases, issuance of new notes for old notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of:

•	certificates for such old notes or a timely book-entry confirmation of such old notes into the exchange agent’s account at the book-entry transfer facility;

•	a properly completed and duly executed letter of transmittal; and

•	all other required documents.

If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer, such unaccepted or such non-exchanged old notes will be returned without expense to the tendering holder of such notes, if in certificated form, or credited to an account maintained with such book-entry transfer facility promptly after the expiration or termination of the exchange offer.

Withdrawal of Tenders

Tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date at the address set forth below under “— Exchange Agent.” Any such notice of withdrawal must:

•	specify the name of the person having tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the principal amount of such old notes;

•	in the case of old notes tendered by book-entry transfer, specify the number of the account at the book-entry transfer facility from which the old notes were tendered and specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn old notes and otherwise comply with the procedures of such facility;

•	contain a statement that such holder is withdrawing its election to have such old notes exchanged;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which such old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the trustee with respect to the old notes register the transfer of such old notes in the name of the person withdrawing the tender; and

•	specify the name in which such old notes are registered, if different from the person who tendered such old notes.

All questions as to the validity, form, eligibility and time of receipt of such notice will be determined by us, in our sole discretion, such determination being final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the tendering holder of such notes without cost to such holder, in the case of physically tendered old notes, or credited to an account maintained with the book-entry transfer facility for the old notes promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under “— Procedures for Tendering” above at any time on or prior to 5:00 p.m., New York City time, on the expiration date.

Conditions

Notwithstanding any other provision in the exchange offer, we shall not be required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer if at any time prior to 5:00 p.m., New York City time, on the expiration date, we determine in our reasonable judgment that the exchange offer violates applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time, prior to the expiration date, in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights prior to 5:00 p.m., New York City time, on the expiration date shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to 5:00 p.m., New York City time, on the expiration date.

In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any such old notes, if at any such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture governing the notes under the Trust Indenture Act. Pursuant to the registration rights agreement, we are required to use our commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of the registration statement at the earliest possible time.

Exchange Agent

The Bank of New York Mellon has been appointed as exchange agent for the exchange offers for the notes. The Bank of New York Mellon also acts as trustee under the indentures governing the old notes, which are the same indentures that will govern the new notes. Questions and requests for assistance and requests for additional copies of this prospectus or of letters of transmittal should be directed to the exchange agent addressed as follows:

Deliver To:

	By registered or certified mail, hand delivery or overnight courier:	By facsimile: (Eligible Institutions Only)	To confirm by telephone or for information call:

For Dollar Denominated Notes:	The Bank of New York Mellon Corporate Trust — Reorganization Unit 101 Barclay Street, Floor 7E New York, NY 10286	+1 212 298 1915 Attention: Mrs. Carolle Montreuil	+1 212 815 5920

For Euro Denominated Notes:	The Bank of New York Mellon One Canada Square 40th Floor London E145AL United Kingdom	+44 207 964 2536 Attn: Event Administration	+44 207 964 4958

Fees and Expenses

The expenses of soliciting tenders pursuant to the exchange offer will be borne by us. The principal solicitation for tenders pursuant to the exchange offer is being made by mail; however, additional solicitations may be made by telegraph, telephone, telecopy or in person by our officers and regular employees.

We will not make any payments to or extend any commissions or concessions to any broker or dealer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection therewith. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of the prospectus and related documents to the beneficial owners of the old notes and in handling or forwarding tenders for exchange.

The expenses to be incurred by us in connection with the exchange offer will be paid by us, including fees and expenses of the exchange agent and trustee and accounting, legal, printing and related fees and expenses.

We will pay all transfer taxes, if any, applicable to the exchange of old notes pursuant to the exchange offer. If, however, new notes or old notes for principal amounts not tendered or accepted for exchange are to be registered or issued in the name of any person other than the registered holder of the old notes tendered, or if tendered old notes are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of old notes pursuant to the exchange offer, then the amount of any such transfer taxes imposed on the registered holder or any other person will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Accounting Treatment

The new notes will be recorded as carrying the same value as the old notes, which is face value, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes as a result of the exchange offer. The expenses of the exchange offer will be expensed.

Consequences of Failure to Exchange

Holders of old notes who do not exchange their old notes for new notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of such old notes as set forth in the legend on such old notes as a consequence of the old notes having been issued pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the old notes may only be offered or sold pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws or in a transaction not subject to the Securities Act and applicable state securities laws. We do not currently anticipate that we will register the old notes under the Securities Act. To the extent that old notes are tendered and accepted pursuant to the exchange offer, there may be little or no trading market for untendered and tendered but unaccepted old notes. The restrictions on transfer will make the old notes less attractive to potential investors than the new notes.

THE TRANSACTIONS

The 2012 Refinancing Transactions

On February 15, 2012, the Issuers completed the sale of $1,250 million aggregate principal amount of February 2012 Notes in a private offering. The February 2012 Notes will mature on August 15, 2019.

The net proceeds from the offering of the February 2012 Notes were used to refinance the $14 million outstanding aggregate principal amount of the Graham Packaging 2017 Notes, the $19 million outstanding aggregate principal amount of the Graham Packaging 2018 Notes, the $355 million outstanding aggregate principal amount of the Graham Packaging Senior Subordinated Notes and the $249 million outstanding aggregate principal amount of Pactiv 2012 Notes and pay fees associated with the early repayment of these notes by depositing funds, on February 15, 2012, with the trustees of the Graham Packaging Notes and of the Pactiv 2012 Notes, respectively, to satisfy and discharge their obligations pursuant to the indentures governing these notes. In addition, the issuers of the Graham Packaging Notes and of the Pactiv 2012 Notes redeemed such notes on March 16, 2012. RGHL intends to use the remaining net proceeds from the offering of the February 2012 Notes for general corporate purposes.

We refer to (i) the offering of the February 2012 Notes, (ii) the application of the net proceeds from the offering of the February 2012 Notes to satisfy and discharge the obligations of the issuers of the Graham Packaging Notes and of the Pactiv 2012 Notes under the applicable indentures and (iii) the payment of related fees and expenses as the “2012 Refinancing Transactions.”

The Graham Packaging Transaction

Graham Packaging Acquisition

On September 8, 2011, a wholly-owned indirect subsidiary of RGHL merged with and into Graham Company, with Graham Company surviving the merger as an indirect wholly-owned subsidiary of RGHL. We refer to this acquisition as the “Graham Packaging Acquisition.” Graham Company’s stockholders received $25.50 in cash for each share of Graham Company common stock, for a total enterprise value, including net debt, of $4.5 billion.

We financed the Graham Packaging Acquisition with (i) the $1,500 million principal amount of August 2011 Senior Secured Notes, (ii) $500 million principal amount of the August 2011 Senior Notes, (iii) the $2,000 million principal amount of the incremental term loans under new incremental senior secured credit facilities, or the “New Incremental Senior Secured Credit Facilities,” and (iv) available cash. We used the proceeds from the issuance of the additional $500 million principal amount of August 2011 Senior Notes to repurchase the Graham Packaging 2017 Notes and the Graham Packaging 2018 Notes that tendered in connection with the change of control offers for such notes. See “— Change of Control Offer.”

We refer to the financing arrangements related to the Graham Packaging Acquisition as the “Graham Packaging Acquisition Financing Arrangements.”

Graham Packaging Tender Offers and Consent Solicitations

The issuers of the Graham Packaging Notes, Graham Packaging Company, L.P. and GPC Capital Corp. I, commenced tender offers for any and all of the outstanding Graham Packaging Notes and also solicited the consents of holders of each series of the Graham Packaging Notes to make certain amendments to the indentures governing the Graham Packaging Notes. We refer to these tenders offers and consent solicitations as the “Graham Packaging Tender Offers.”

The Graham Packaging Tender Offers collectively offered holders of Graham Packaging Notes an opportunity to receive consideration that represented a premium to the consideration that they would have received if they were to require the issuers of the Graham Packaging Notes to purchase such notes in a change of control offer resulting from the Graham Packaging Acquisition, assuming a 30 day notice period following the change of control, and to provide RGHL and its affiliates with “Permitted Holder” status under the indentures governing the Graham Packaging Notes that is substantially similar to the status that they would have if a change of control offer were consummated.

On July 19, 2011, Graham Packaging announced that it had received the requisite consents from holders of the Graham Packaging Senior Subordinated Notes to adopt the proposed amendments that were the subject of the related Graham Packaging Tender Offer. On August 25, 2011, the issuers of the Graham Packaging Senior Subordinated Notes purchased $21 million aggregate principal amount of Graham Packaging Senior Subordinated Notes that were tendered. Accordingly, the indenture governing the Graham Packaging Senior Subordinated Notes no longer requires the issuers of such notes to make a change of control offer with respect to the consummation of the Graham Packaging Acquisition.

Graham Packaging did not receive the requisite consents from holders of the Graham Packaging 2017 Notes or the Graham Packaging 2018 Notes with respect to the proposed amendments. On August 4, 2011 the Graham Packaging Tender Offers related to the Graham Packaging 2017 Notes and the Graham Packaging 2018 Notes expired.

Senior Secured Intercompany Loan Agreement

In connection with the Graham Packaging Acquisition, Reynolds Group Holdings Inc., an indirect wholly-owned subsidiary of RGHL, loaned $2,078 million to certain subsidiaries of Graham Holdings pursuant to an intercompany loan agreement, the proceeds of which were used to repay Graham Packaging’s senior secured credit facilities. This intercompany loan was guaranteed by the guarantors of Graham Packaging’s former senior secured credit facilities and was secured by a first priority perfected security interest in certain assets of Graham Holdings and certain of its subsidiaries.

Following the redemption of the Graham Packaging Notes, the intercompany loan agreement was amended and restated, the related guarantees were released and the related security arrangements were terminated. Concurrently, Graham Holdings and certain of its U.S. subsidiaries became guarantors of the notes and our Senior Secured Credit Facilities and pledged certain assets for the benefit of the holders of the secured notes and the lenders under our Senior Secured Credit Facilities.

Change of Control Offer

On September 16, 2011, Graham Packaging commenced a change of control offer with respect to the Graham Packaging 2017 Notes and Graham Packaging 2018 Notes to repurchase for cash at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase, as required by the applicable indentures. Holders of $240 million aggregate principal amount of Graham Packaging 2017 Notes and $231 million aggregate principal amount of Graham Packaging 2018 Notes tendered their notes in the change of control offer prior to its expiration on October 17, 2011, and the tendered notes were purchased on October 20, 2011. We refer to this change of control offer as the “Graham Packaging Change of Control Offer.”

We refer to the Graham Packaging Acquisition, the Graham Packaging Acquisition Financing Arrangements and the other related transactions, including the Graham Packaging Change of Control Offer, as the “Graham Packaging Transaction.”

The Dopaco Acquisition

On May 2, 2011, we acquired Dopaco from Cascades Inc. The consideration for the acquisition was $395 million in cash. The purchase price was paid from existing cash of the RGHL Group. We refer to this acquisition as the “Dopaco Acquisition.” We are in the process of combining Dopaco with our Pactiv Foodservice segment.

The 2011 Refinancing Transactions

On February 1, 2011, the Issuers issued $1,000 million principal amount of February 2011 Senior Secured Notes and $1,000 million principal amount of February 2011 Senior Notes. Proceeds from the offering of the February 2011 Notes were used to fully repay the Original Tranche D Term Loans, and the remaining proceeds have been or will be used for general corporate purposes.

On February 9, 2011, we entered into an amended and restated credit agreement and borrowed $2,325 million in U.S. term loans and €250 million in European term loans. The proceeds from the term loans under the Senior Secured Credit Facilities were applied to refinance all term loans outstanding under the original senior secured credit facilities which consisted of (i) $1,035 million of U.S. term loans, or the “Original U.S. Term Loans,” which were borrowed on November 5, 2009; (ii) $800 million of U.S. Tranche C term loans, or the “Original Tranche C Term Loans,” which were borrowed on May 4, 2010; (iii) $500 million of U.S. Tranche A term loans, or the “Original Tranche A Term Loans,” and $1,520 million of U.S. Tranche D term loans, or the “Original Tranche D Term Loans,” which were borrowed on November 16, 2010; (iv) €250 million of European term loans, or the “Original European Term Loans,” which were borrowed on November 5, 2009; (v) a U.S. revolving credit facility of $120 million; and (vi) a European revolving credit facility of €80 million. This refinancing resulted in reducing the interest rates and extending the repayment terms and maturity date of our term loans.

We refer to these refinancing transactions as the “2011 Refinancing Transactions.”

The Pactiv Transaction

On November 16, 2010, a wholly-owned indirect subsidiary of RGHL merged with and into Pactiv, with Pactiv surviving the merger as an indirect wholly-owned subsidiary of RGHL. We refer to this merger as the “Pactiv Acquisition.” Pactiv’s stockholders received $33.25 in cash for each share of Pactiv common stock, for a total enterprise value, including net debt, of $5.8 billion.

In connection with the Pactiv Acquisition, we commenced an offer to purchase and consent solicitation with respect to the Pactiv 2018 Notes. Pursuant to such tender offer, Pactiv purchased for cash $234 million in aggregate principal amount of tendered Pactiv 2018 Notes, with $16 million in aggregate principal amount remaining outstanding as of December 31, 2011. Pursuant to such tender offer, Pactiv obtained the requisite consents to eliminate the covenant requiring Pactiv to make an offer to purchase the Pactiv 2018 Notes if a “change of control triggering event” occurs, as defined in the applicable indenture.

We also commenced a change of control offer with respect to the Pactiv 2012 Notes, as required by the applicable indenture. Pursuant to the change of control offer, Pactiv purchased for cash $1 million in aggregate principal amount of tendered Pactiv 2012 Notes. On March 16, 2012, the Pactiv 2012 Notes were redeemed. See “— The 2012 Refinancing Transactions.”

We financed the Pactiv Acquisition with (i) the $1,500 million principal amount of October 2010 Senior Secured Notes, (ii) the $1,500 million principal amount of October 2010 Senior Notes, (iii) the $2,020 million principal amount of the Original Tranche A Term Loans and Original Tranche D Term Loans and (iv) $322 million in cash contributed to RGHL. See “Description of Certain Other Indebtedness and Intercreditor Agreements.”

We refer to the Pactiv Acquisition and the related financing and other transactions as the “Pactiv Transaction.”

The Reynolds Foodservice Acquisition

On September 1, 2010, certain indirect wholly-owned subsidiaries of RGHL acquired the equity of the Reynolds foodservice packaging business from an affiliated entity that is beneficially owned by our strategic owner, Mr. Graeme Hart. The total purchase price was $342 million, which was paid with existing cash. We refer to this acquisition as the “Reynolds Foodservice Acquisition.” See “Shareholders and Related Party Transactions — Related Party Transactions — Acquisitions — Reynolds Foodservice Acquisition.”

The Evergreen Transaction

On May 4, 2010, certain indirect wholly-owned subsidiaries of RGHL acquired the equity of the business that constitutes our Evergreen segment from affiliated entities that are beneficially owned by our strategic owner, Mr. Graeme Hart, for a total purchase price of $1,612 million. We refer to this acquisition as the “Evergreen Acquisition.” See “Shareholders and Related Party Transactions — Related Party Transactions — Acquisitions — Evergreen Acquisition.”

On the same date, an indirect wholly-owned subsidiary of RGHL acquired the assets and liabilities associated with the Whakatane paper mill from Carter Holt Harvey Limited, a New Zealand Company and an indirect wholly-owned subsidiary of Rank Group, or “CHH”, for a total purchase price of $46 million. We refer to this acquisition as the “Whakatane Acquisition.” After the consummation of the Whakatane Acquisition, the Whakatane paper mill became a part of our SIG segment. See “Shareholders and Related Party Transactions — Related Party Transactions — Acquisitions — Whakatane Acquisition.”

We financed the Evergreen Acquisition and the Whakatane Acquisition with (i) the $1,000 million principal amount of the May 2010 Notes, (ii) the $800 million principal amount of the Original Tranche C Term Loans and (iii) available cash. On the date of the closing of the acquisitions, certain credit facilities of the acquired businesses were fully repaid.

We refer to the Evergreen Acquisition, the Whakatane Acquisition and the related financing and other transactions as the “Evergreen Transaction.”

The RGHL Transaction

On November 5, 2009, Beverage Packaging Holdings III S.a.r.l, or “BP III,” acquired the equity of the business that constitutes our Closures segment from an affiliated entity that is beneficially owned by our strategic owner, Mr. Graeme Hart, for a total purchase price of $708 million. We refer to this acquisition as the “Closures Acquisition.” See “Shareholders and Related Party Transactions — Related Party Transactions — Acquisitions — Closures Acquisition.”

On the same date, BP III acquired the equity of the Reynolds consumer products business from an affiliated entity that is beneficially owned by our strategic owner Mr. Graeme Hart, for a total purchase price of $984 million. We refer to this acquisition as the “Reynolds Consumer Acquisition” and together with the “Closures Acquisition” as the “RGHL Acquisition.” See “Shareholders and Related Party Transactions — Related Party Transactions — Acquisitions — Reynolds Consumer Acquisition.”

We financed the RGHL Acquisition with (i) a $544 million cash contribution by RGHL to BP I, (ii) the $1,125 million and the €450 million principal amount of 2009 Notes, (iii) the $1,035 million principal amount of the Original U.S. Term Loans, (iv) the €250 million principal amount of the Original European Term Loans, and (v) €116 million of cash from SIG.

We refer to the RGHL Acquisition and the related financing and other transactions as the “RGHL Transaction.”

The Reynolds Acquisition

Through a series of acquisitions that occurred from February 29, 2008 to July 31, 2008, certain entities that are ultimately owned by our strategic owner, Mr. Graeme Hart, acquired Alcoa’s closures, consumer products and food and flexible packaging businesses for a total purchase price of $2.7 billion. We refer to this acquisition as the “Reynolds Acquisition.”

The businesses acquired pursuant to the Reynolds Acquisition became our Closures segment and Reynolds consumer products business following the RGHL Transaction and our Reynolds foodservice packaging business following the Reynolds Foodservice Acquisition. See “— The RGHL Transaction” and “— The Reynolds Foodservice Acquisition.”

The SIG Transaction

On May 11, 2007, RGHL consummated a public tender offer for all publicly traded shares of SIG Combibloc at a price of CHF 435 per share. At that time, SIG Combibloc was listed on the SIX Swiss Exchange. Following the consummation of the tender offer (the rights to which were assigned to BP III), RGHL, through its indirect subsidiary BP III, held 98.3% of the SIG Combibloc shares. RGHL, indirectly through BP III, completed a squeeze-out of the remaining publicly owned shares of SIG Combibloc on November 7, 2007 and SIG Combibloc became a wholly-owned subsidiary of BP III. The aggregate purchase price for 100% of the SIG Combibloc shares was €1.7 billion. As of December 31, 2007, BP III held all of the shares of SIG Combibloc. The shares of SIG Combibloc were delisted from the SIX Swiss Exchange on November 2, 2007. We refer to this acquisition as the “SIG Acquisition.”

The purchase of the SIG Combibloc shares, the refinancing of certain existing indebtedness and the payment of related fees and expenses were financed with the proceeds of a €740 million term loan made available under SIG Combibloc’s senior credit facilities (which were repaid in full and terminated in connection with the RGHL Transaction), the proceeds of a €770 million bridge facility and €405 million in equity contributions by affiliates of RGHL. The bridge facility was subsequently repaid with the proceeds of the 2007 Notes and SIG Combibloc’s senior credit facilities were prepaid in an amount of €130 million with the balance of the proceeds of the 2007 Notes. For additional information regarding the 2007 Notes, see “Description of Certain Other Indebtedness and Intercreditor Agreements.”

We refer to the acquisition of SIG and the related financing and other transactions as the “SIG Transaction.”

The Initial Evergreen Acquisition

Through a series of acquisitions that occurred from January 31, 2007 to April 30, 2007, certain entities that were ultimately owned by our strategic owner, Mr. Graeme Hart, acquired IP’s Bev Pack Business for $497 million in cash. We refer to this acquisition as the “Initial Evergreen Acquisition.”

The businesses acquired pursuant to the Initial Evergreen Acquisition became part of our Evergreen segment following the Evergreen Acquisition, and IP’s Bev Pack Business became our predecessor for accounting purposes. See “— The Evergreen Transaction.”

The Initial Evergreen Acquisition was financed with a total of $425 million drawn under a facility agreement.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreements we entered into in connection with the private offerings of the old notes. We will not receive any cash proceeds from the issuance of the new notes under the exchange offer. In consideration for issuing the new notes of each series as contemplated by this prospectus, we will receive old notes of the same series in like principal amount, the terms of which are identical in all material respects to the new notes of the same series, subject to limited exceptions. Old notes surrendered in exchange for new notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the new notes will not result in any increase in our indebtedness or capital stock.

The net proceeds from the sale of the outstanding 2009 Notes were approximately $1,043 million and €436 million. We used the proceeds from the issuance of the 2009 Notes together with cash contributed by RGHL to BP I, as common equity, funds from the Original U.S. Term Loans and the Original European Term Loans and available cash (i) to partially finance the RGHL Acquisition, (ii) to repay existing indebtedness of RGHL and the acquired businesses and (iii) to pay related fees and expenses. The Original U.S Term Loans and the Original European Term Loans would have matured in 2015. At the time of repayment, the U.S. Term Loans had interest rates between 6.25% and 6.75% and the Original European Term Loans had an interest rate of 6.75%.

The net proceeds from the sale of the May 2010 Notes were approximately $972 million. We used the proceeds from the issuance of the May 2010 Notes together with the funds from the Original Tranche C Term Loans and available cash (i) to finance the Evergreen Acquisition, (ii) to finance the Whakatane Acquisition, (iii) to repay term loans under certain credit facilities of the acquired businesses, which would have expired in 2012 and had interest rates ranging from 1.37% to 3.82% and (iv) to pay related fees and expenses related to the foregoing. The remaining proceeds of the May 2010 Notes and the Original Tranche C Term Loans were available for general corporate purposes.

The net proceeds from the sale of the October 2010 Notes were approximately $2,959 million. We used the proceeds from the issuance of the October 2010 Senior Secured Notes and October 2010 Senior Notes together with cash contributed by RGHL’s shareholder, funds from the Original Tranche A Term Loans and Original Tranche D Term Loans and available cash (i) to finance the Pactiv Acquisition, (ii) to repay certain Pactiv indebtedness including the purchase of $1 million in aggregate principal amount of Pactiv 2012 Notes, $234 million in aggregate principal amount of Pactiv 2018 Notes and $130 million of borrowings under Pactiv’s asset securitization program which would have expired in 2012 and had an interest rate at the time of repayment of 1.46% and (iii) to pay related fees and expenses to the foregoing. The remaining proceeds of the October 2010 Notes and the Original Tranche A Term Loans and Original Tranche D Term Loans were available for general corporate purposes.

The net proceeds from the sale of the February 2011 Notes were approximately $1,966 million. We used the proceeds from the issuance of the February 2011 Senior Secured Notes and the February 2011 Senior Notes to repay the Original Tranche D Term Loans under the Original Senior Secured Credit Facilities. The Original Tranche D Term Loans would have matured in 2016. At the time of repayment, the Original Tranche D Term Loans had an interest rate of 6.5%. The remaining $456 million was used for general corporate purposes, including to finance the Dopaco Acquisition.

The net proceeds from the sale of the August 2011 Notes were approximately $2,421 million. We used the proceeds from the issuance of the August 2011 Senior Secured Notes and the August 2011 Senior Notes, together with the funds from the New Incremental Senior Secured Credit Facilities and available cash (i) to finance the Graham Packaging Transaction, which included the repayment of term loans under Graham Packaging’s credit facility which would have expired between 2012 and 2016 and had interest rates at the time of repayment ranging from 6.00% to 6.75%, and (ii) to pay related fees and expenses related to the foregoing. In addition, we used proceeds to repurchase the Graham Packaging 2017 Notes and Graham Packaging 2018 Notes tendered in connection with the Graham Packaging Change of Control Offer.

SELECTED HISTORICAL CONSOLIDATED AND HISTORICAL COMBINED FINANCIAL DATA

RGHL Group

The following tables set forth the selected historical combined financial data of the RGHL Group Predecessor (prepared on a U.S. GAAP basis) and the selected historical financial data of the RGHL Group Successor (prepared on an IFRS basis). On January 31, 2007, Rank Group, through its indirect wholly-owned subsidiary Evergreen Packaging New Zealand Limited, commenced the acquisition of IP’s Bev Pack Business. The acquisition occurred in stages from January 31, 2007 to April 30, 2007. Prior to the Initial Evergreen Acquisition, the RGHL Group had no significant operations. We refer to IP’s Bev Pack Business (or a subset thereof) prior to January 31, 2007 as the “RGHL Group Predecessor” and the RGHL Group as the “RGHL Group Successor” for purposes of the presentation of the financial information below.

The selected historical financial data of the RGHL Group Successor as of December 31, 2007, 2008 and 2009 and for the period from January 31, 2007 to December 31, 2007 and for the year ended December 31, 2008 have been derived from the RGHL Group Successor’s audited financial statements which are not included in this prospectus. The selected historical financial data of the RGHL Group Successor as of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011 have been derived from the RGHL Group Successor’s audited financial statements included elsewhere in this prospectus.

Given the potential for differences between IFRS and U.S. GAAP, caution is required when comparing financial data across periods. Furthermore, certain presentations and classifications in the RGHL Group Predecessor financial statements that were prepared based on U.S. GAAP are inconsistent with the RGHL Group Successor IFRS presentations. See “Summary — Presentation of Financial Information” and “Summary — Summary of Certain Differences Between IFRS and U.S. GAAP.”

The following data should be read in conjunction with the financial statements and related notes, and other information included elsewhere in this prospectus, including “Operating and Financial Review and Prospects” and “Risk Factors”.

IFRS Selected Financial Data

The following selected financial data as of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011 have been derived from the audited IFRS financial statements of the RGHL Group Successor included elsewhere in this prospectus. The following selected financial data as of

December 31, 2007, 2008 and 2009 and for the years ended December 31, 2007 and 2008 have been derived from audited IFRS financial statements of the RGHL Group Successor that are not included in this prospectus.

RGHL Group Successor
Year Ended December 31,
2007*†	2008**†	2009†	2010***†	2011****†
(IFRS)
(In $ millions)

Income Statement
Revenue	$2,042	$6,013	$5,910	$6,774	$11,789
Cost of sales	(1,775)	(5,309)	(4,691)	(5,524)	(9,725)

Gross profit	267	704	1,219	1,250	2,064
Other income	155	94	201	102	87
Selling, marketing and distribution expenses	(60)	(229)	(211)	(231)	(347)
General and administration expenses	(178)	(334)	(366)	(392)	(628)
Other expenses	(41)	(247)	(96)	(80)	(268)
Share of profits of associates and joint ventures, net of income tax (equity method)	4	6	11	18	17

Profit from operating activities	147	(6)	758	667	925

Financial income	14	165	21	66	22
Financial expenses	(302)	(409)	(513)	(752)	(1,420)

Net financial expenses	(288)	(244)	(492)	(686)	(1,398)

Profit (loss) before income tax	(141)	(250)	266	(19)	(473)
Income tax benefit (expense)	30	63	(149)	(78)	56

Profit (loss) from continuing operations for the period	$(111)	$(187)	$117	$(97)	$(417)

Other operating data (unaudited)
Ratio of earnings to fixed charges(1)	—*****	—*****	1.6	x	—*****	—*****

*	Represents 11 months of operations for the Evergreen segment and seven months of operations for the SIG segment.

**	Represents a full year of operations for the SIG and Evergreen segments and 10 months of operations for the Closures segment, the Reynolds consumer products business prior to the Pactiv Acquisition and the Reynolds foodservice packaging business prior to the Pactiv Acquisition.

***	Represents a full year of operations for the SIG, Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice segments. Reynolds Consumer Products and Pactiv Foodservice include operations of our Hefty consumer products and Pactiv foodservice packaging businesses, respectively, for the period from November 16, 2010 to December 31, 2010.

****	Includes the operations of Dopaco for the period from May 2, 2011 to December 31, 2011 and Graham Packaging for the period from September 8, 2011 to December 31, 2011.

*****	Due to pre-tax losses in 2007, 2008, 2010 and 2011, the ratio coverage was less than 1.0x. The RGHL Group Successor would have needed to generate additional earnings of $145 million, $258 million, $34 million and $488 million in 2007, 2008, 2010 and 2011, respectively, in order to achieve a coverage of 1.0x.

†	Derived from the audited financial statements of the RGHL Group.

(1)	The ratio of earnings to fixed charges is calculated by dividing earnings before income taxes from continuing operations by fixed charges of continuing operations. For the periods presented, fixed charges consisted of interest expense, amortization and the write-off of financing costs and original issue discount, and management’s estimate of interest within rent expense using an approximate interest factor.

	RGHL Group Successor
	As of December 31,
	2007*†	2008**†	2009†	2010***†	2011****†
	(IFRS)
	(In $ millions)

Balance Sheet Data
Cash and cash equivalents	$340	$387	$516	$664	$597
Trade and other receivables	484	710	683	1,150	1,506
Inventories	401	828	756	1,281	1,773
Property, plant and equipment	1,242	1,940	1,825	3,266	4,535
Intangible assets	1,910	3,361	3,279	8,748	12,531
Other assets	635	700	703	867	946
Total assets	5,012	7,926	7,762	15,976	21,888
Trade and other payables — current	361	710	761	1,246	1,758
Borrowings — current	912	2,361	112	141	521
Borrowings — non-current	2,987	2,544	4,842	11,701	16,625
Other liabilities	822	1,285	943	2,624	3,161
Total liabilities	5,082	6,900	6,658	15,712	22,065
Net assets (liabilities)	$(70)	$1,026	$1,104	$264	$(177)

*	Represents balance sheet data for the SIG and Evergreen segments.

**	Represents balance sheet data for the SIG, Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice segments.

***	Represents balance sheet data for the SIG, Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice segments. Reynolds Consumer Products and Pactiv Foodservice include balance sheet data for our Hefty consumer products and Pactiv foodservice packaging businesses, respectively.

****	Represents balance sheet data for the SIG, Evergreen, Closures, Reynolds Consumer Products, Pactiv Foodservice and Graham Packaging segments.

†	Derived from the audited financial statements of the RGHL Group.

U.S. GAAP Selected Financial Data

The selected historical financial data of the RGHL Group Predecessor (represented by the North American operations of IP’s Bev Pack Business) for the one-month period from January 1, 2007 to January 31, 2007 have been derived from the North American operations of IP’s Bev Pack Business audited combined financial statements which are not included in this prospectus.

North American
Operations of
IP’s Bev Pack Business
Period from January 1 to
January 31,
2007*
(U.S. GAAP)
(In $ millions)

Income Statement
Net sales	$62
Costs and expenses
Cost of products sold (exclusive of depreciation and amortization included below)	(44)
Selling, general and administrative expenses	(4)
Distribution expenses	(3)
Depreciation and amortization	(3)
Tax other than income	(1)
Goodwill impairment and other charges	(1)
Sale of business — IPI Japan	—
Reversal of reserves no longer required	—

Operating income	6
Interest income	—
Interest expense	—
Other income net	—

Income before income taxes, minority interest expense and equity earnings	6
Income tax expense	N/A
Minority interest expense — net of tax	N/A
Equity earnings — net of tax	N/A

Net income	$ N/A

Other operating data (unaudited)
Ratio of earnings to fixed charges(1)	N/A

*	Derived from the financial statements of the North American operations of IP’s Bev Pack Business which did not include accounting for income tax expense, minority interest expense — net of tax, equity earnings — net of tax, or net income.

The selected historical financial data of the North American operations of IP’s Bev Pack Business are not directly comparable to the selected financial data of the RGHL Group Successor for a variety of reasons including, among other items, the following:

•	The selected historical financial data of the North American operations of IP’s Bev Pack Business, which are not included in this prospectus, have been derived from their audited financial statements prepared in accordance with U.S. GAAP. The RGHL Group Successor’s financial statements, which are included in this prospectus, are presented in accordance with IFRS. See “Summary — Summary of Certain Differences Between IFRS and U.S. GAAP.”

•	The selected historical financial data of the North American operations of IP’s Bev Pack Business are not necessarily indicative of the conditions that would have existed or the results of operations if the North American operations of IP’s Bev Pack Business had been operated as a stand-alone company during the period presented.

•	The selected historical financial data for the one-month period ended January 31, 2007 represents the results of the North American operations of IP’s Bev Pack Business only.

•	Some of the operations represented in the selected financial data of the North American operations of IP’s Bev Pack Business are not reflected in the selected historical financial data of the RGHL Group Successor as such operations were not acquired by Rank Group.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined financial information is based on the historical financial information of the RGHL Group, Dopaco and Graham Packaging, each of which is included elsewhere in this prospectus, as adjusted to illustrate the impact of the 2011 Refinancing Transactions, the Dopaco Acquisition, the Graham Packaging Transaction and the 2012 Refinancing Transactions (collectively, the “Pro Forma Transactions”). For further information regarding the Pro Forma Transactions, see the section titled “The Transactions.” The unaudited pro forma combined income statement gives effect to the Pro Forma Transactions as if they had been completed as of January 1, 2011.

The unaudited pro forma combined financial information is prepared in accordance with IFRS.

The unaudited pro forma combined financial information has been compiled from the following sources with the following unaudited adjustments:

•	IFRS financial information for the RGHL Group under the column titled “Historical RGHL Group” has been derived without adjustment from the RGHL Group’s audited financial statements as of and for the year ended December 31, 2011, which is included elsewhere in this prospectus.

•	The column titled “Adjustments for the Full Period Effect of the 2011 Financing Transactions” in the unaudited pro forma combined income statements reflects the adjustments associated with the financing components of the Graham Packaging Transaction and the 2011 Refinancing Transactions. Specifically, this column gives effect to (i) the issuance of the August 2011 Notes, the drawings under the New Incremental Senior Secured Credit Facilities and incremental interest on the Senior Secured Credit Facilities, (ii) the issuance of the February 2011 Notes, the drawings under the Senior Secured Credit Facilities and the repayment of the Original Senior Secured Credit Facilities, that were completed during February 2011 and (iii) the transaction fees and expenses associated with these transactions. The basis for these adjustments is explained in the notes accompanying the unaudited pro forma combined financial information.

•	U.S. GAAP financial information for Dopaco under the column titled “Historical Dopaco” has been derived from Dopaco’s audited combined financial statements as of May 1, 2011 and for the 126-day period ended May 1, 2011, which is included elsewhere in this prospectus, and which has been reclassified to conform with the RGHL Group reporting format.

•	The column titled “Adjustments to Historical Dopaco Results on Conversion from U.S. GAAP to IFRS, Fair Value and Other Adjustments for the Dopaco Acquisition” reflects certain adjustments to convert Dopaco’s U.S. GAAP financial information to IFRS, to align Dopaco’s U.S. GAAP accounting policies with the RGHL Group’s IFRS accounting policies and to reflect management’s assessment of the impact of fair values on periods prior to the acquisition by the RGHL Group. The basis for these adjustments is explained in the notes accompanying the unaudited pro forma combined financial information. For a discussion of certain differences between IFRS and U.S. GAAP see “Summary of Certain Differences Between IFRS and U.S. GAAP.”

•	U.S. GAAP financial information for Graham Packaging under the column titled “Historical Graham Packaging as Adjusted” has been derived from Graham Packaging’s unaudited accounting records for the period from January 1, 2011 to September 8, 2011, which incorporate the unaudited condensed consolidated financial statements as of and for the six month period ended June 30, 2011, which is included elsewhere in this prospectus and has been reclassified to conform with the RGHL Group reporting format.

•	The column titled “Adjustments to Historical Graham Packaging Results on Conversion from U.S. GAAP to IFRS, Preliminary Fair Value and Other Adjustments for the Graham Packaging Acquisition” reflects certain adjustments to convert Graham Packaging’s U.S. GAAP financial information to IFRS, to align Graham Packaging’s U.S. GAAP accounting policies with the RGHL Group’s IFRS accounting policies and to reflect the preliminary assessment of the provisional impact of fair values on the period prior to the acquisition by the RGHL Group. The basis for these adjustments is explained in the notes accompanying the unaudited pro forma combined financial information. For a discussion of certain differences between IFRS and U.S. GAAP see “Summary of Certain Differences Between IFRS and U.S. GAAP.”

•	The column titled “2012 Refinancing Transactions” reflects (i) the issuance of the $1,250 million of the February 2012 Notes, (ii) the application of the proceeds from the offering of the February 2012 Notes and (iii) the payment of related fees and expenses. See “The Transactions — The 2012 Refinancing Transactions.” The basis for these adjustments is explained in the notes accompanying the unaudited pro forma combined financial information.

The unaudited pro forma adjustments are based upon current available information and assumptions that we believe to be reasonable. The pro forma adjustments and related assumptions are described in the notes accompanying the unaudited pro forma combined financial information.

The unaudited pro forma combined financial information is for informational purposes only and is not intended to represent or to be indicative of the results of operations or financial position that the RGHL Group or the pro forma combined group would have reported had the Pro Forma Transactions been completed as of the dates set forth in this unaudited pro forma combined financial information and should not be taken as being indicative of our future consolidated results of operations or financial position. The actual results may differ significantly from those reflected in the unaudited pro forma combined financial information for a number of reasons, including, but not limited to, differences between the assumptions used to prepare the unaudited pro forma combined financial information and actual amounts. As a result, the unaudited pro forma combined financial information does not purport to be indicative of what the financial condition or results of operations would have been had the Pro Forma Transactions been completed on the applicable dates of the unaudited pro forma combined financial information.

With respect to the fair value and other adjustments related to the Dopaco Acquisition, the unaudited pro forma combined financial information has been prepared using the purchase method of accounting as if the Dopaco Acquisition had been completed as of January 1, 2011 for the purposes of the unaudited pro forma combined income statement and as of May 2, 2011 (the date of the Dopaco Acquisition) for purposes of the unaudited pro forma combined balance sheet. Under the purchase method of accounting, the purchase price is required to be allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair market values as of the date of the Dopaco Acquisition, with any excess purchase price allocated to goodwill. As of December 31, 2011, the RGHL Group’s audited financial statements include the effects of the allocation of the purchase price from the date of the Dopaco Acquisition. In accordance with IFRS, we have finalized and presented the impact of the fair values from the date of acquisition which also includes confirmation of the remaining useful lives of property, plant and equipment and intangibles.

With respect to the preliminary fair value and other adjustments related to the Graham Packaging Transaction, the unaudited pro forma combined financial information has been prepared using the purchase method of accounting as if the Graham Packaging Transaction had been completed as of January 1, 2011 for the purposes of the unaudited pro forma combined income statement and as of September 8, 2011 (the date of the Graham Packaging Acquisition) for purposes of the unaudited pro forma combined balance sheet. Under the purchase method of accounting, the purchase price is required to be allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair market values as of the date of the Graham Packaging Acquisition, with any excess purchase price allocated to goodwill. The allocation of the purchase price as reflected in the unaudited pro forma combined financial information is based upon management’s internally developed estimates of the fair value of the assets acquired and liabilities assumed as if the Graham Packaging Acquisition had been completed as of the above dates. This allocation of the purchase price depends upon certain estimates and assumptions, all of which are preliminary and have been made solely for the purpose of developing the unaudited pro forma combined financial information. We have commenced the appraisals necessary to assess the fair values of the tangible and intangible assets acquired and liabilities assumed and the related allocation of the purchase price upon the closing of the Graham Packaging Acquisition. In accordance with the requirements of IFRS 3(R), we will complete the appraisals necessary to finalize the required purchase price allocation within one year of the closing date of the Graham Packaging Acquisition, at which time the final allocation of the purchase price will be determined. The final purchase price allocation may be different than that reflected in the pro forma purchase price allocation, and those differences may be material.

The unaudited pro forma combined income statement does not include adjustments for (i) any prospective revenue or cost saving synergies that may be achieved, in addition to those reflected in the historical financial information, since the completion of the Dopaco Acquisition or the Graham Packaging Acquisition or as a result of any of the other acquisitions we have completed or (ii) the impact of non-recurring items directly related to the Pro Forma Transactions or any of the other acquisitions we have completed. In addition, the unaudited pro forma combined financial information does not give effect to any of the adjustments made to derive the RGHL Combined Group Adjusted EBITDA, which are each described under “Summary — Summary Historical and Pro Forma Combined Financial Information.”

The unaudited pro forma combined financial information only shows profit (loss) from continuing operations before non-recurring charges directly attributable to the Pro Forma Transactions.

The unaudited pro forma combined financial information should be read in conjunction with the “Glossary of Selected Terms,” “Summary — Presentation of Financial Information,” “Risk Factors,” “The Transactions,” “Operating and Financial Review and Prospects” and the historical financial statements and the notes thereto, which are included elsewhere in this prospectus.

Unaudited Pro Forma Combined Balance Sheet as of December 31, 2011

	Historical	The 2012		Pro Forma
	RGHL	Refinancing		RGHL Combined
	Group(1)	Transactions(8)		Group(10)
	(In $ millions)

Assets
Cash and cash equivalents	$597	$555	(a)	$1,152
Trade and other receivables	1,506	—		1,506
Derivatives	1	—		1
Assets held for sale	70	—		70
Current tax assets	39	—		39
Inventories	1,773	—		1,773
Other assets	68	—		68

Total current assets	4,054	555		4,609

Non-current receivables	321	—		321
Investments in associates and joint ventures	119	—		119
Deferred tax assets	27	7		34
Property, plant and equipment	4,535	—		4,535
Investment property	29	—		29
Intangible assets	12,531	—		12,531
Derivatives	122	(7	)(b)	115
Other assets	150	—		150

Total non-current assets	17,834	—		17,834

Total assets	$21,888	$555		$22,443

Liabilities
Bank overdrafts	$3	$—		$3
Trade and other payables	1,758	—		1,758
Borrowings	521	(453	)(c)	68
Current tax liabilities	164	—		164
Derivatives	16	—		16
Liabilities held for sale	20	—		20
Employee benefits	227	—		227
Provisions	98	—		98

Total current liabilities	2,807	(453)		2,354

Non-current payables	33	—		33
Borrowings	16,625	1,013	(d)	17,638
Deferred tax liabilities	1,539	—		1,539
Employee benefits	934	—		934
Provisions	127	—		127

Total non-current liabilities	19,258	1,013		20,271

Total liabilities	22,065	560		22,625

Net assets (liabilities)	$(177)	$(5)		$(182)

Share capital	$1,695	$—		$1,695
Reserves	(1,213)	—		(1,213)
Retained earnings (accumulated losses)	(681)	(5	)(e)	(686)

Equity (deficit) attributable to the equity holder of the parent entity	(199)	(5)		(204)
Minority interests	22	—		22

Total equity (deficit)	$(177)	$(5)		$(182)

Unaudited Pro Forma Combined Income Statement for the Year Ended December 31, 2011

								Adjustments to
					Adjustments to			Historical Graham
					Historical Dopaco			Packaging Results on
					Results on			Conversion from
		Adjustments for			Conversion from US			U.S. GAAP to IFRS,
		the Full Period			GAAP to IFRS,			Preliminary Fair
		Effect of the			Fair Value and		Historical	Value and Other		Pro Forma			Pro Forma
		2011			Other Adjustments for		Graham	Adjustments for the		RGHL	The		RGHL
	Historical	Financing		Historical	the Dopaco		Packaging as	Graham Packaging		Combined	2012 Refinancing		Combined
	RGHL Group(1)	Transactions(2)		Dopaco(3)	Acquisition(4)		Adjusted(5)	Acquisition(6)		Group(7)	Transactions(8)		Group(9)

Revenue	$11,789	$—		$153	$(4	)(c)	$2,130	$—		$14,068	$—		$14,068
Cost of sales	(9,725)	—		(133)	7	(a)(c)	(1,816)	(75	)(d)	(11,742)	—		(11,742)

Gross profit	2,064	—		20	3		314	(75)		2,326	—		2,326
Other income (expense)	87	—		—	—		(1)	—		86	—		86
Selling, marketing and distribution expenses	(347)	—		(3)	—		(74)	—		(424)	—		(424)
General and administration expenses	(628)	—		(11)	(3	)(a)	(101)	(35	)(a)(d)	(778)	—		(778)
Other expenses	(268)	—		—	—		(239)	—		(507)	—		(507)
Share of profit of associates and joint ventures, net of income tax (equity method)	17	—		—	—		—	—		17	—		17

Profit (loss) from operating activities	925	—		6	—		(101)	(110)		720	—		720

Financial income	22	—		—	—		1	—		23	—		23
Financial expenses	(1,420)	(141	)(a)(b)	—	—		(142)	125	(c)	(1,578)	(92	)(f)	(1,670)

Net financial expenses	(1,398)	(141)		—	—		(141)	125		(1,555)	(92)		(1,647)

Profit/(loss) before income tax	(473)	(141)		6	—		(242)	15		(835)	(92)		(927)
Income tax benefit (expense)	56	52	(c)	(1)	(2	)(b)	(27)	(5	)(b)(e)	73	34	(g)	107

Profit (loss) from continuing operations before non-recurring charges directly attributable to the Pro Forma Transactions	$(417)	$(89)		$5	$(2)		$(269)	$10		$(762)	$(58)		$(820)

(1)	Historical RGHL Group

The historical financial information of the RGHL Group is derived from:

•	The audited historical balance sheet of the RGHL Group as of December 31, 2011, which is included elsewhere in this prospectus; and

•	The audited historical income statement of the RGHL Group for the year ended December 31, 2011, which is included elsewhere in this prospectus.

(2)	Adjustments for the Full Period Effect of the Financing Components of the Historical 2011 Financing Transactions

The following table summarizes the components of the net adjustment to financial expenses:

For the Year Ended
December 31, 2011
(In $ millions)

2011 Refinancing Transactions(a)	127
Graham Packaging Transaction(b)	(268)

Net adjustment to financial expenses	$(141)

(a) 2011 Refinancing Transactions

As part of the 2011 Refinancing Transactions which were completed during February 2011, the RGHL Group (a) issued the February 2011 Notes with a portion of the gross proceeds used to repay in full the Original Tranche D Term Loans, (b) entered into the Senior Secured Credit Facilities and drew the proceeds which were applied to refinance all of the remaining term loans (the Original Tranche A Term Loans, the Original U.S. Term Loans, the Original Tranche C Term Loans and Original European Term Loans) outstanding under the Original Senior Secured Credit Facilities with the remaining proceeds available for general corporate purposes and (c) incurred certain fees and expenses.

The unaudited pro forma combined income statement includes the adjustments to illustrate the 2011 Refinancing Transactions as if they had been completed as of January 1, 2011 comprising:

For the Year Ended
December 31, 2011
(In $ millions)

Interest expense on the February 2011 Senior Secured Notes(i)	$(6)
Interest expense on the February 2011 Senior Notes(ii)	(7)

Total interest expense on the February 2011 Notes	(13)

Interest expense on the Senior Secured Credit Facilities (Dollar)(iii)	(11)
Interest expense on the Senior Secured Credit Facilities (Euro)(iii)	(2)

Total interest expense on the Senior Secured Credit Facilities	(13)

Adjustment for interest expense on the Original Senior Secured Credit Facilities repaid(iv)	29
Adjustment for amortization of original issue discount and issuance costs on the Original Senior Secured Credit Facilities repaid(iv)	124

Net adjustment to financial expenses	$127

(i)	Reflects the incremental cash interest expense of 6.875% on the $1,000 million principal amount of the February 2011 Senior Secured Notes.

(ii)	Reflects the incremental cash interest expense of 8.250% on the $1,000 million principal amount of the February 2011 Senior Notes.

(iii)	Reflects the incremental cash interest expense of 4.25% and 5.00% for the USD and Euro tranches of the Senior Secured Credit Facilities, respectively (based on an adjusted LIBOR floor of 1.00% and a margin of 3.25%, and on an adjusted LIBOR floor of 1.50% and a margin of 3.50%, respectively).

(iv)	Reflects the adjustment for interest expense and non-cash amortization expenses with respect to the debt issuance costs and original issue discount associated with the Original Senior Secured Credit Facilities repaid as part of the 2011 Refinancing Transactions. The adjustments are calculated as follows:

For the Year Ended
December 31, 2011
(In $ millions)

Actual interest expense related to the Original U.S. Term Loans and the Original European Term Loans as recorded in the historical RGHL Group financial statements	$29

Adjustment for interest expense and unamortized debt issuance costs on the Original Senior Secured Credit Facilities repaid	$29

Actual amortization of debt issuance costs related to the Original U.S. Term Loans and the Original European Term Loans as recorded in the historical RGHL Group financial statements	$86
Actual amortization of original issue discounts related to the Original U.S. Term Loans and the Original European Term Loans as recorded in the historical RGHL Group financial statements	38

Adjustment for unamortized original issue discount and debt issuance costs on the Original Senior Secured Credit Facilities repaid	$124

(b)	Graham Packaging Transaction

As part of the Graham Packaging Transaction, the RGHL Group (i) entered into an amendment to the Senior Secured Credit Facilities under which it agreed to certain new terms including incremental interest on the term loans of the Senior Secured Credit Facilities and drew $2,000 million under the Incremental Senior Secured Credit Facilities, (ii) issued the August 2011 Notes and (iii) incurred certain fees and expenses.

The unaudited pro forma combined income statement includes the net adjustment to financial expenses as if the Graham Packaging Transaction had been completed as of January 1, 2011, comprising:

For the Year Ended
December 31, 2011
(In $ millions)

Interest expense on the August 2011 Senior Secured Notes(i)	$(72)
Interest expense on the August 2011 Senior Notes(ii)	(60)
Amortization of the August 2011 Notes issuance costs and original issue discount(iii)	(4)

Total interest expense on the August 2011 Notes	(136)

Interest expense on the New Incremental Senior Secured Credit Facilities(iv)	(90)
Incremental interest expense on the Senior Secured Credit Facilities(v)	(34)
Interest expense on the new related party loan with Reynolds Treasury (NZ) Limited(vi)	(1)
Amortization of the New Incremental Senior Secured Credit Facilities issuance costs and original issue discount(vii)	(7)

Net adjustment to financial expenses	$(268)

(i)	Reflects an interest rate of 7.875% on the $1,500 million principal amount of the August 2011 Senior Secured Notes. Interest is paid in dollars.

(ii)	Reflects an interest rate of 9.875% on the $1,000 million principal amount of the August 2011 Senior Notes. Interest is paid in dollars.

(iii)	Reflects non-cash amortization expense on $62 million of aggregate debt issuance costs and original issue discount of $18 million associated with the August 2011 Notes. This non-cash expense has been calculated using the effective interest rate method.

(iv)	The interest rates used for pro forma purposes are based on the rates in effect upon the closing of the Graham Packaging Transaction. The interest rate on the term loans under the Incremental Senior Secured Credit Facilities was 6.50% on the closing date of the Graham Packaging Acquisition (based on an adjusted LIBOR ($ tranche) floor of 1.25% and a margin of 5.25%). Each 0.125% increase in the assumed interest rates used in the pro forma income statement would increase interest expense on the term loans under the Incremental Senior Secured Credit Facilities by $3 million in the year ended December 31, 2011. As the interest rate assumed for the purposes of the pro forma financial information is at the LIBOR floor, a 0.125% decrease in the assumed interest rates used in the pro forma income statement would not change the interest expense on the term loans under the Incremental Senior Secured Credit Facilities.

(v)	Reflects the incremental interest of 6.50% on the Dollar Tranche of the Senior Secured Credit Facilities (based on an adjusted LIBOR floor of 1.25% and a margin of 5.25%) and the incremental interest of 6.75% on the Euro Tranche of the Senior Secured Credit Facilities (based on an adjusted EURIBOR floor of 1.50% and a margin of 5.25%), both as of the closing date of the Graham Packaging Acquisition. Each 0.125% increase in the assumed interest rates used in the pro forma income statement would increase the incremental interest expense on the Dollar Tranche of the Senior Secured Credit Facilities by $3 million in the year ended December 31, 2011. Each 0.125% increase in the assumed interest rates used in the pro forma income statement would increase the incremental interest expense on the Euro Tranche of the Senior Secured Credit Facilities by less than $1 million in the year ended December 31, 2011. As the interest rate assumed for the purposes of the pro forma financial information is at the LIBOR and EURIBOR floors, respectively, a 0.125% decrease in the assumed interest rates used in the pro forma income statement would not change interest expense on the term loans under the Dollar Tranche or the Euro Tranche of the Senior Secured Credit Facilities.

(vi)	Reflects an interest rate of 6.875% on the principal amount of the related party loan with Reynolds Treasury (NZ) Limited of $25 million.

(vii)	Reflects non-cash amortization expense with respect to an aggregate $67 million of debt issuance costs and the $20 million of original issue discount associated with the term loans under the Incremental Senior Secured Credit Facilities. This non-cash expense has been calculated using the effective interest rate method.

(c) Income Tax Benefit (Expense)

Represents the net adjustment to income tax benefit (expense) as if the 2011 Refinancing Transactions and the financing components of the Graham Packaging Transaction had been completed as of January 1, 2011. The tax expense has been calculated using respective local statutory tax rates which range from 28% to 37%. A portion of the tax adjustment arising from the net adjustment to financial expenses has not been recognized as this potential tax benefit would be generated by entities that are unable to satisfy the criteria required for the recognition of a tax loss asset.

(3)	Historical Dopaco

The historical financial information of Dopaco is derived from the audited historical combined financial statements of Dopaco as of May 1, 2011 and for the 126-day period ended May 1, 2011, which is included elsewhere in this prospectus.

The historical financial information extracted from the combined financial statements of Dopaco is prepared in accordance with U.S. GAAP. For the purpose of presenting the historical information of Dopaco in a reporting format that is consistent with that of the RGHL Group, certain components of Dopaco’s combined statement of earnings have been reclassified.

The following reclassification has been made in the combined statement of earnings for the 126-day period ended May 1, 2011:

•	“Selling and administrative expenses” of $14 million as reported by Dopaco on the face of the income statement have been reclassified to “Selling, marketing and distribution expenses” ($3 million) and “General and administration expenses” ($11 million) based on the nature of the expenses.

(4)	Adjustments to Historical Dopaco Results on Conversion from U.S. GAAP to IFRS, Fair Value and Other Adjustments for the Dopaco Acquisition

Adjustments to Historical Dopaco Balances and Results on Conversion from U.S. GAAP to IFRS

The historical financial information extracted from the audited combined balance sheet as of May 1, 2011 and the audited combined statement of earnings for the 126-day period ended May 1, 2011 were prepared in accordance with U.S. GAAP. Based on our analysis, we have not identified any material differences between U.S. GAAP and IFRS for Dopaco’s financial information for the period presented.

See “Summary — Summary of Certain Differences Between IFRS and U.S. GAAP”.

Fair Value Adjustments for the Dopaco Acquisition

The Dopaco Acquisition was an acquisition of a business from third parties. Accordingly, IFRS requires that the RGHL Group recognize the identifiable assets acquired and liabilities assumed as part of the Dopaco Acquisition at their fair values. Goodwill is then recognized for the excess of the consideration paid over the net of the identifiable assets acquired and liabilities assumed measured at their fair values.

The Dopaco Acquisition closed on May 2, 2011. The RGHL Group audited financial statements as of and for the year ended December 31, 2011, which are included elsewhere in this prospectus, include the effects of the final allocation of the purchase price as of the date of the acquisition.

The following adjustments reflect the impact on the historical Dopaco results from the fair value adjustments arising as a result of the acquisition of Dopaco by the RGHL Group:

(a) Reflects the income statement impact of the fair value adjustment to property, plant and equipment and finite life intangible assets as part of the acquisition of Dopaco by the RGHL Group.

To recognize the impact of the Dopaco Acquisition as if it had been completed as of January 1, 2011, depreciation expense would decrease and amortization expense would increase in the pro forma combined income statements for the year ended December 31, 2011, as follows:

For the Year Ended
December 31, 2011
(In $ millions)

Amortization of intangible assets (excluding goodwill)	$3
Depreciation of property, plant and equipment	(3)

Total	$—

Recognized in:
Cost of sales	$3
General and administration expenses	(3)

Total	$—

Due to the final assessment of the acquired property, plant and equipment, the estimated useful life of depreciable property, plant and equipment has increased from a historical value of 6 years to 11 years. The reduction in the fair value of the assets acquired (when compared to the predecessor historical gross book values) coupled with the increase in the estimated useful lives of the assets acquired has resulted in pro forma depreciation being less than the amount recorded in the historical Dopaco financial statements.

In addition, pro forma amortization expense has increased compared to the amount that was recorded in Dopaco’s historical financial statements as a result of the final fair value assessment of the acquired identifiable amortizable intangible assets combined with the weighted average useful life of 11 years.

(b) Reflects the tax effect of the above preliminary fair value adjustments determined using a statutory tax rate of 34%.

Other Adjustments for the Dopaco Acquisition

The following other adjustment reflects the impact on the historical Dopaco income statement for the year ended December 31, 2011 resulting from the elimination of the historical intercompany sales and cost of sales between the RGHL Group and Dopaco.

(c) Represents the elimination of historical intercompany sales and cost of sales between the RGHL Group and Dopaco, as follows:

For the Year Ended
December 31, 2011
(In $ millions)

Revenue	$(4)
Cost of sales	4

Gross profit	$—

(d) The final values of assets, liabilities and contingent liabilities recognized on the Dopaco Acquisition are as follows:

(In $ millions)

Cash and cash equivalents	$3
Trade and other receivables	33
Assets held for sale	3
Deferred tax assets	4
Inventories	59
Property, plant and equipment	124
Intangible assets (excluding goodwill)	88
Goodwill on acquisition	170
Other current and non-current assets	6
Bank overdrafts	(5)
Trade and other payables	(24)
Deferred tax liability	(40)
Provisions and employee benefits	(26)

Net assets acquired	$395

(5)	Historical Graham Packaging as Adjusted

The historical financial information of Graham Packaging is derived from the unaudited accounting records for the period from January 1, 2011 to September 7, 2011, which incorporates the unaudited condensed consolidated statements of operations for the six month period ended June 30, 2011, which is included elsewhere in this prospectus (the composition of which is shown below).

	Historical Graham Packaging Income Statements
	as Adjusted
	For the period	For the period	For the period
	from January 1,	from July 1,	from January 1,
	2011 to	2011 to	2011 to
	June 30,	September 7,	September 7,
	2011	2011	2011
	(In $ millions)

Revenue	$1,578	$552	$2,130
Cost of sales	(1,338)	(478)	(1,816)

Gross profit	240	74	314
Other income (expense)	—	(1)	(1)
Selling, marketing and distribution expenses	(48)	(26)	(74)
General and administration expenses	(66)	(35)	(101)
Other expenses	(16)	(223)	(239)
Share of profit of associates and joint ventures, net of income tax (equity method)	—	—	—

Profit (loss) from operating activities	$110	$(211)	$(101)
Financial income	1	—	1
Financial expenses	(106)	(36)	(142)

Net financial expenses	$(105)	$(36)	$(141)

Profit (loss) before income tax	$5	$(247)	$(242)
Income tax benefit (expense)	(24)	(3)	(27)

Profit (loss) from continuing operations before non-recurring charges directly attributable to the Pro Forma Transactions	$(19)	$(250)	$(269)

The historical consolidated financial information of Graham Packaging is prepared in accordance with U.S. GAAP. For the purpose of presenting the historical information in a reporting format that is consistent with that of the RGHL Group, certain components of Graham Packaging’s income statements have been reclassified.

The following reclassifications have been made in the consolidated statement of operations for the period from January 1, 2011 to June 30, 2011:

•	The balance of “Asset impairment charges” of $3 million has been reclassified to “Other expenses”;

•	“Interest expense” of $106 million has been reclassified to “Financial expenses”;

•	“Increase in income tax receivable obligations” of $13 million has been reclassified to “Other expenses”; and

•	“Selling, general and administrative expenses” of $114 million have been reclassified to “Selling, marketing and distribution expenses” ($48 million) and “General and administration expenses” ($66 million) based on the nature of the expenses.

The following reclassifications have been made in the consolidated statement of operations for the period from July 1, 2011 to September 7, 2011:

•	“Other income (expense) net” of ($1 million) as reported by Graham Packaging on the face of the income statement has been reclassified to “Other income”;

•	The balance of “Asset impairment charges” of $1 million has been reclassified to “Other expenses”;

•	“Interest expense” of $36 million has been reclassified to “Financial expenses”;

•	“Increase in income tax receivable obligations” of $221 million has been reclassified to “Other expenses”; and

•	“Selling, general and administrative expenses” of $61 million have been reclassified to “Selling, marketing and distribution expenses” ($26 million) and “General and administration expenses” ($35 million) based on the nature of the expenses.

(6)	Adjustments to Historical Graham Packaging Results on Preliminary Conversion from U.S. GAAP to IFRS, Preliminary Fair Value and Other Adjustments for the Graham Packaging Acquisition

Adjustments to Historical Graham Packaging Balances and Results on Conversion from U.S. GAAP to IFRS

The historical financial information of Graham Packaging was prepared in accordance with U.S. GAAP. For the purpose of presenting the unaudited pro forma combined financial information for the year ended December 31, 2011, the reclassified income statement information for the period from January 1, 2011 to September 7, 2011 has been converted to IFRS by applying the accounting policies of the RGHL Group as of January 1, 2011. In converting this data, management has made adjustments to amounts previously reported in Graham Packaging’s financial statements under U.S. GAAP. See “Summary — Summary of Certain Differences Between IFRS and U.S. GAAP.” An explanation of how the conversion of Graham Packaging from U.S. GAAP to IFRS has affected pro forma profit from continuing operations is set out below:

For the Year Ended
December 31, 2011
(In $ millions)

Income (loss) from continuing operations as reported under U.S. GAAP	$(269)
Adjustments for the preliminary conversion from U.S. GAAP to IFRS
Employee benefits(a)	1
Income tax expense(b)	—

Change in results	1

Profit (loss) after income taxes under IFRS	$(268)

(a)	Employee benefits

Graham Packaging has certain defined benefit pension plans that require actuarial valuations to determine pension income (expense) and the plan’s net asset or liability position.

Under U.S. GAAP, Graham Packaging’s net pension income (expense) included the amortization of unrecognized actuarial gains and losses. On transition to IFRS, all unrecognized actuarial gains and losses may be recognized directly in retained earnings. Accordingly, the IFRS periodic pension expense has no amortization component.

The following table presents the components of the net adjustment to pension income (expense) and also the allocation of this adjustment in the pro forma income statements:

For the Year Ended
December 31, 2011
(In $ millions)

Reversal of amortized prior service costs and net loss	$1

Net adjustment to pension expense	1

Recognized as:
(Increase) decrease to general and administration expenses	1

Net adjustment to profit from continuing operations	$1

There is no impact on net assets arising from this adjustment.

(b)	Income tax expense

The adjustments to income tax expense in the pro forma income statement reflects the tax effect of the U.S. GAAP to IFRS adjustments. The tax adjustment has been calculated using a statutory tax rate of 36%.

Preliminary Fair Value and Other Adjustments for the Graham Packaging Acquisition

The Graham Packaging Acquisition was an acquisition of a business from third parties. Accordingly, IFRS requires that the RGHL Group recognize the identifiable assets acquired and liabilities assumed as part of the Graham Packaging Acquisition at their fair values. Goodwill is then recognized as the excess of the consideration paid over the net of the identifiable assets acquired and liabilities assumed measured at their fair values.

The Graham Packaging Acquisition closed on September 8, 2011. The RGHL Group’s audited financial statements as of December 31, 2011 and for the year ended December 31, 2011, which are included elsewhere in this prospectus, include the effects of the preliminary allocation of the purchase price. In accordance with IFRS, we are in the process of reviewing and finalizing the preliminary fair values. This process will be completed no later than September 8, 2012. The final purchase price allocation may be different than that reflected in the RGHL Group’s audited financial statements as of December 31, 2011 or the financial information presented in this pro forma financial information, and those differences may be material.

The following adjustments reflect the impact on the historical Graham Packaging results from the fair value adjustments arising from the Graham Packaging Acquisition and the Graham Packaging Change of Control Offer:

(c) Represents the adjustment to net financial expenses resulting from the repayment of certain historical indebtedness of Graham Packaging in connection with the Graham Packaging Transaction:

For the Year Ended
December 31, 2011
(In $ millions)

Elimination of historical interest, amortization of debt issuance costs and original issue discount on Graham Packaging’s senior secured credit facilities, a portion of the Graham Packaging 2017 Notes, a portion of the Graham Packaging 2018 Notes and a portion of the Graham Packaging Senior Subordinated Notes(i)	$124
Amortization of fair value adjustment to existing Graham Packaging borrowings(ii)	1

Net adjustment to financial expenses	$125

(i)	Represents the elimination of historical interest on Graham Packaging’s former senior secured credit facilities for the period from January 1, 2011 to September 7, 2011 of $92 million, the Graham

Packaging 2017 Notes of $13 million, the Graham Packaging 2018 Notes of $13 million, and the Graham Packaging Senior Subordinated Notes of $1 million, and amortization of the associated issuance costs and original issue discount of $5 million.

(ii)	Represents the accretion to the non-cash interest expense on the amortization of the fair value adjustment to the Graham Packaging borrowings that remain outstanding following the Graham Packaging Transaction.

(d) Reflects the impact of the preliminary fair value adjustments to property, plant and equipment:

	Preliminary	Estimated
Type of Property, Plant and Equipment	Fair Values	Useful life
	(In $ millions)

Machinery and equipment	$1,049	2-5 years
Buildings	224	4-15 years
Capital work in progress	85	Not applicable
Land	43	Indefinite

Preliminary fair value of property, plant and equipment	$1,401
Less historical property, plant and equipment after U.S. GAAP to IFRS adjustment	(1,205)

Adjustment to property, plant and equipment	$196

The table below illustrates the effect of a 10% increase or decrease to the preliminary fair values of the acquired property, plant and equipment on the pro forma financial statements. Such increases or decreases would result in a corresponding offsetting but equal change in the preliminary value of goodwill.

(In $ millions)

Estimated preliminary fair values	$1,401
Effect of a 10% increase in property, plant and equipment	1,541
Effect of a 10% decrease in property, plant and equipment	1,261

An increase or decrease of 10% to the preliminary fair values of the acquired property, plant and equipment would result in a corresponding increase or decrease in depreciation expense of $27 million for the year ended December 31, 2011.

For the purpose of the pro forma income statement, depreciation has been calculated based on the revised fair value using the remaining estimated average useful lives of each class of asset. A change in the remaining estimated average useful lives of each class of property, plant and equipment would change depreciation expense. Using estimated average useful lives, an increase of one year in the remaining estimated average useful lives would decrease depreciation expense by $51 million in the year ended December 31, 2011. A decrease of one year would increase depreciation expense by $88 million in the year ended December 31, 2011.

(d) Reflects the impact of the preliminary fair value adjustment to identifiable intangible assets.

As part of its preliminary assessment of the purchase price accounting for the Graham Packaging Acquisition, management has identified on a preliminary basis the following significant identifiable intangible assets and assessed their preliminary fair values and estimated useful lives as follows:

Trade name

The Graham Packaging trade name has been valued as a business to business trade name with an indefinite life.

Customer relationships

Graham Packaging’s operations are characterized by contractual arrangements with customers for the supply of finished packaging products. The separately identifiable intangible asset reflects the estimated value that is attributable to the existing contractual arrangement and the value that is expected from the on-going relationship beyond the existing contractual period.

Technology

Graham Packaging’s operation includes certain proprietary knowledge and processes that have been internally developed. The business operates in product categories where customers and end-users value the technology and innovation that Graham Packaging’s custom plastic containers offer as an alternative to traditional packaging materials.

	Preliminary	Estimated
Type of Identifiable Intangible Assets	Fair Values	Useful life
	(In $ millions)

Trade names	$250	Indefinite
Customer relationships	1,574	18-22 years
Technology	547	10-15 years
Land use right	3	43 years

Preliminary fair value of identifiable intangible assets	2,374
Less existing intangible assets (excluding goodwill) after U.S. GAAP to IFRS adjustment	(210)

Adjustment to identifiable intangible assets	$2,164

The table below illustrates the effect of a 10% increase or decrease to the preliminary fair values of the acquired identifiable intangible assets on the pro forma financial statements. Such increases or decreases would result in a corresponding but equal change in the preliminary value of goodwill.

(In $ millions)

Estimated preliminary fair values	$2,374
Effect of a 10% increase in identifiable intangible assets	2,612
Effect of a 10% decrease in identifiable intangible assets	2,137

An increase or decrease of 10% to the preliminary fair values of the acquired identifiable intangible assets would result in a corresponding increase or decrease in amortization expense of $11 million for the year ended December 31, 2011.

As a result of the preliminary assessment of the identifiable intangible assets, the estimated weighted useful life is 20 years.

For the purpose of the pro forma income statement, amortization has been calculated based on the estimated average useful lives of the finite life intangible assets recognized on acquisition. A change in the remaining estimated average useful lives of each class of intangible asset would change amortization expense. Using estimated average useful lives, an increase of one year in the remaining estimated average useful lives would decrease amortization expense by $6 million in the year ended December 31, 2011. A decrease of one year would increase amortization expense by $7 million in the year ended December 31, 2011.

Graham Packaging’s historical depreciation and amortization expense has been adjusted in the pro forma income statement based on preliminary estimated fair values of $1,401 million associated with property, plant and equipment, of which $1,273 million are depreciable over their estimated useful lives, and $2,374 million associated with identifiable intangible assets, of which $2,124 million are amortizable over their respective estimated useful lives. To recognize the transaction as if it had been completed as of

January 1, 2011, depreciation and amortization expense would increase in the pro forma combined income statement for the year ended December 31, 2011, as follows:

For the Year
Ended
December 31,
2011
(In $ millions)

Amortization of intangible assets (excluding goodwill)	$(57)
Depreciation of property, plant and equipment	(54)

Total	$(111)

Recognized in:
Cost of sales	$(75)
General and administration expenses	(36)

Total	$(111)

(e) Represents the tax effect of the above preliminary fair value adjustments. This tax adjustment has been calculated using a statutory tax rate of 36%.

(f) The preliminary estimated fair values for the assets, liabilities and contingent liabilities recognized in the historical RGHL Group balance sheet as of December 31, 2011 as a result of the Graham Packaging Acquisition are listed below and have been determined on a provisional basis, pending completion of independent valuations and management’s further assessment and review .

Preliminary
Values on
Acquisition
(In $ millions)

Cash and cash equivalents	$146
Trade and other receivables	338
Inventories	300
Current tax assets	4
Assets held for sale	7
Investments in associates and joint ventures	1
Deferred tax assets	8
Property, plant and equipment	1,401
Intangible assets (excluding goodwill)	2,374
Goodwill on acquisition	1,565
Derivative assets	9
Other current and non-current assets	19
Trade and other payables	(693)
Current tax liabilities	(43)
Borrowings	(2,852)
Deferred tax liabilities	(588)
Provisions and employee benefits	(199)

Net assets acquired	$1,797

(7)	Pro Forma RGHL Combined Group

Represents the historical RGHL Group adjusted for the full period impact of the 2011 Refinancing Transactions and the financing component of the Graham Packaging Transaction (as described in note 2 above), the Dopaco Acquisition (as described in notes 3 and 4 above) and the Graham Packaging Transaction (as described in notes 5 and 6 above).

(8)	The 2012 Refinancing Transactions

(a) Represents the net adjustment to cash, calculated as follows:

(In $ millions)

Proceeds from the issuance of the February 2012 Notes(i)	$1,250
Redemption and discharge of the Graham Packaging 2017 Notes(ii)	(17)
Redemption and discharge of the Graham Packaging 2018 Notes(ii)	(23)
Redemption and discharge of the Graham Packaging Senior Subordinated Notes(ii)	(363)
Redemption and discharge of the Pactiv 2012 Notes(ii)	(255)
Payment of the estimated fees and expenses associated with the issuance of the February 2012 Notes(iii)	(37)

Net adjustment to cash	$555

(i)	Represents the gross proceeds from the issuance of the February 2012 Notes in aggregate principal amount of $1,250 million.

(ii)	Represents the redemption and discharge of the remaining balance of the Graham Packaging Notes and the redemption and discharge of the Pactiv 2012 Notes (including $21 million of fees associated with the early repayment).

(iii)	Represents the estimated $37 million of fees and expenses associated with the issuance of the February 2012 Notes.

(b) Represents the portion of the embedded derivative asset extinguished in connection with the redemption and discharge of the remaining balance of the Graham Packaging 2014 Notes.

(c) Represents the net decrease in current borrowings, calculated as follows:

(In $ millions)

Redemption and discharge of the Pactiv 2012 Notes(i)	$(249)
Write-off of unamortized fair value adjustments and embedded derivatives(ii)	(4)
Adjustment to amortization on the Senior Secured Credit Facilities(iii)	(200)

Net adjustment to current borrowings	$(453)

(i)	Represents the redemption and discharge of the Pactiv 2012 Notes.

(ii)	Represents the write-off of the remaining balance of the unamortized fair value adjustments and embedded derivatives associated with the redemption and discharge of the Pactiv 2012 Notes.

(iii)	Represents the transfer to non-current borrowings of the incremental annual amortization payment currently required under the Senior Secured Credit Facilities. This incremental annual amortization is no longer required as a result of Graham Holdings and certain of its subsidiaries become guarantors under the Senior Secured Credit Facilities.

(d) Represents the net increase in non-current borrowings, calculated as follows:

(In $ millions)

Proceeds from the issuance of the February 2012 Notes(i)	$1,250
Estimated fees and expenses associated with the issuance of the February 2012 Notes(ii)	(37)

Net adjustment to non-current borrowings from the issuance of the February 2012 Notes	1,213

Redemption and discharge of the Graham Packaging 2017 Notes, the Graham Packaging 2018 Notes and the Graham Packaging Senior Subordinated Notes(iii)	(388)
Write-off of unamortized fair value adjustments and embedded derivatives(iv)	(12)
Adjustment to amortization on the Senior Secured Credit Facilities(v)	200

Net adjustment to non-current borrowings	$1,013

(i)	Represents the gross proceeds from the February 2012 Notes in aggregate principal amount of $1,250 million.

(ii)	Represents the payment of an estimated $37 million of fees and expenses associated with the issuance of the February 2012 Notes.

(iii)	Represents the redemption and discharge of the remaining balance of the Graham Packaging 2017 Notes, the Graham Packaging 2018 Notes and the Graham Packaging Senior Subordinated Notes.

(iv)	Represents the write-off of the remaining balance of the unamortized fair value adjustment and embedded derivative associated with the repayment of the Graham Packaging 2017 Notes, the Graham Packaging 2018 Notes and the Graham Packaging Senior Subordinated Notes.

(v)	Represents the transfer from current borrowings of the incremental annual amortization payment required under the Senior Secured Credit Facilities. This incremental annual amortization is no longer required as a result of Graham Holdings and certain of its subsidiaries becoming guarantors under the Senior Secured Credit Facilities.

(e) Represents the adjustment to retained earnings, comprising:

For the Year Ended
December 31, 2011

Write-off of the unamortized fair value adjustments and embedded derivative, net of tax(i)	$9
Fees associated with the redemption and discharge of the remaining balance of the Graham Packaging Notes and the Pactiv 2012 Notes, net of tax(ii)	(14)

Adjustment to retained earnings	$(5)

(i)	Represents the write-off of the remaining balance of the unamortized fair value adjustments and embedded derivatives associated with the repayment of the remaining balance of the Graham Packaging Notes and the Pactiv 2012 Notes, net of tax.

(ii)	Represents the fees associated with the redemption and discharge of the remaining balance of the Graham Packaging Notes and the Pactiv 2012 Notes, net of tax.

(f) Represents the net adjustment to net financial expenses as if the 2012 Refinancing Transactions had been completed as of January 1, 2011, comprising:

For the Year Ended
December 31, 2011
(In $ millions)

Interest expense on the February 2012 Notes(i)	$(124)
Amortization of the issuance costs related to the February 2012 Notes(ii)	(3)

Net adjustment to financial expenses from the issuance of the February 2012 Notes	(127)

Adjustment for interest expense on the remaining balance of the Graham Packaging 2017 Notes(iii)	4
Adjustment for interest expense on the remaining balance of the Graham Packaging 2018 Notes(iii)	4
Adjustment for interest expense on the Graham Packaging Senior Subordinated Notes(iii)	28
Adjustment for interest expense on the Pactiv 2012 Notes(iii)	15
Adjustment for the amortization of the issuance costs, original issue discounts, fair value adjustments and embedded derivatives on the remaining balance of the Graham Packaging 2017 Notes, the Graham Packaging 2018 Notes, the Graham Packaging Senior Subordinated Notes and the Pactiv 2012 Notes(iii)	(16)

Net adjustment to financial expenses	$(92)

(i)	Reflects an interest rate of 9.875% on the principal amount of the February 2012 Notes of $1,250 million. Interest will be paid in dollars.

(ii)	Reflects non-cash amortization expense of an estimated $37 million of debt issuance costs. This non-cash expense has been calculated using the effective interest rate method.

(iii)	Reflects the adjustment to interest expense and non-cash amortization expense, with respect to the issuance costs, original issue discount/premium, fair value adjustments and embedded derivatives, associated with the remaining balance of the Graham Packaging Notes and the Pactiv 2012 Notes.

(g) Represents the net adjustment to income tax (expense) benefit as if the issuance of the February 2012 Notes had been completed as of January 1, 2011. The tax benefit has been calculated using a local statutory tax rate of approximately 37%.

(9)	Pro Forma RGHL Combined Group Depreciation and Amortization

The pro forma income statement includes both cost of sales and general and administration expenses, and included in each of these line items are depreciation and amortization expense. The following table presents the calculation of the pro forma depreciation and amortization expense derived from the applicable accounting records for the respective time period:

For the Year
Ended
December 31,
2011
(In $ millions)

RGHL Group	$972
Dopaco	8
Graham Packaging	254

Total for the period	$1,234

(10)	Pro Forma RGHL Combined Group Borrowings

The following table identifies as of December 31, 2011 on a pro forma basis following the consummation of the 2012 Refinancing Transactions, the components of our current and non-current borrowings, net of the respective unamortized issuance costs and original issue discounts:

(In $ millions)

February 2012 Notes(i)	$1,213
August 2011 Senior Secured Notes(ii)	1,468
August 2011 Senior Notes(iii)	972
February 2011 Senior Secured Notes(iv)	999
February 2011 Senior Notes(v)	993
October 2010 Senior Secured Notes(vi)	1,473
October 2010 Senior Notes(vii)	1,466
May 2010 Notes(viii)	980
2009 Notes(ix)	1,642
Senior Secured Credit Facilities(x)	4,490
2007 Senior Notes(xi)	606
2007 Senior Subordinated Notes(xii)	530
Existing Pactiv Indebtedness(xiii)	797
New related party loan with Reynolds Treasury (NZ) Limited(xiv)	23
Finance lease obligations	28
Other borrowings	26

Total borrowings	$17,706

Fixed rate borrowings	$13,164
Variable rate borrowings	4,542

Total borrowings	$17,706

Current borrowings	$68
Non-current borrowings	17,638

Total borrowings	$17,706

(i)	Reflects the proceeds from the aggregate principal amount of $1,250 million of February 2012 Notes, net of $37 million of debt issuance costs.

(ii)	Reflects the proceeds from the aggregate principal amount of $1,500 million of August 2011 Senior Secured Notes, net of $11 million of original issue discount, $33 million of debt issuance costs, plus $12 million of embedded derivatives.

(iii)	Reflects the proceeds from the aggregate principal amount of $1,000 million of August 2011 Senior Notes, net of $7 million of original issue discount, $27 million of debt issuance costs, plus $6 million of embedded derivatives.

(iv)	Reflects the proceeds from the aggregate principal amount of $1,000 million of February 2011 Senior Secured Notes, net of $15 million of unamortized debt issuance costs, plus $14 million of embedded derivatives.

(v)	Reflects the proceeds from the aggregate principal amount of $1,000 million of February 2011 Senior Notes, net of $17 million of unamortized debt issuance costs, plus $10 million of embedded derivatives.

(vi)	Reflects the proceeds from the aggregate principal amount of $1,500 million of October 2010 Senior Secured Notes, net of $35 million of unamortized debt issuance costs, plus $8 million of embedded derivatives.

(vii)	Reflects the proceeds from the aggregate principal amount of $1,500 million of October 2010 Senior Notes, net of $43 million of unamortized debt issuance costs, plus $9 million of embedded derivatives.

As a portion of the dollar denominated October 2010 Senior Notes were issued by the Lux issuer, which uses the euro as its functional currency, a portion of the proceeds of these notes are exposed to changes in foreign exchange rates. A 5% strengthening of the euro against the dollar at December, 31, 2011 would have decreased financial expenses by $57 million, whereas a 5% weakening of the euro against the dollar would have increased financial expenses by $41 million. On translation of the euro functional currency results of the Lux issuer to the RGHL Group’s reporting currency, these changes would have an equal but offsetting effect on the foreign currency translation reserve, which is a component of equity.

(viii)	Reflects the proceeds from the aggregate principal amount of $1,000 million of May 2010 Notes, net of $28 million of unamortized debt issuance costs, plus $8 million of embedded derivatives. As a portion of the May 2010 Notes were issued by the Lux Issuer, which uses the euro as its functional currency, a portion of the proceeds of these notes are exposed to changes in foreign exchange rates. A 5% strengthening of the euro against the dollar at December 31, 2011 would have decreased financial expenses by $38 million, whereas a 5% weakening of the euro against the dollar would have an increased financial expenses by $27 million. On translation of the euro functional currency results of the Lux issuer to the RGHL Group’s reporting currency, these changes would have an equal but offsetting effect on the foreign currency translation reserve, which is a component of equity.

(ix)	Reflects the proceeds from the aggregate principal amounts of $1,125 million and €450 million of 2009 Notes, net of $17 million of original issue discount and $59 million of unamortized debt issuance costs, plus $11 million of embedded derivatives. As a portion of the dollar denominated 2009 Notes were issued by the Lux Issuer, which uses the euro as its functional currency, a portion of the proceeds of these notes are exposed to changes in foreign exchange rates. A 5% strengthening of the euro against the dollar at December 31, 2011 would have decreased financial expenses by $25 million, whereas a 5% weakening of the euro against the dollar would have an increased financial expenses by $28 million. On translation of the euro functional currency results of Lux issuer to the RGHL Group’s reporting currency, these changes would have an equal but offsetting effect on the foreign currency translation reserve, which is a component of equity. With reference to the euro denominated 2009 Notes, a 5% strengthening of the euro against the dollar at December 31, 2011 would have decreased the foreign currency translation reserve, which is a component of equity, by $29 million, whereas a 5% weakening of the euro against the dollar would have an equal but opposite effect.

(x)	Reflects the balances outstanding under the Senior Secured Credit Facilities, net of $65 million of unamortized debt issuance costs and $19 million of original issue discount. Each 0.125% increase in the assumed interest rates used in the pro forma income statement would increase the incremental interest expense on the Dollar Tranche of the Senior Secured Credit Facilities by $5 million in the year ended December 31, 2011. Each 0.125% increase in the assumed interest rates used in the pro forma income statement would increase the incremental interest expense on the Euro Tranche of the Senior Secured Credit Facilities by less than $1 million in the year ended December 31, 2011. As the interest rate assumed for the purposes of the pro forma financial information is at the LIBOR floor, a 0.125% decrease in the assumed interest rates used in the pro forma income statement would not change interest expense on the term loans under the Dollar Tranche of the Senior Secured Credit Facilities or the Euro Tranche of the Senior Secured Credit Facilities. As a portion of indebtedness under the Senior Secured Credit Facilities has been drawn in the euro by entities with the euro as their functional currency a 5% strengthening of the euro against the dollar at December 31, 2011 would have decreased the foreign currency translation reserve, which is a component of equity, by $16 million, whereas a 5% weakening of the euro against the dollar would have an equal but opposite effect.

(xi)	Reflects the proceeds from the aggregate principal amount of €480.0 million of 2007 Senior Notes, net of $15 million of unamortized debt issuance costs. As the 2007 Senior Notes have been issued as euro denominated notes by entities with the euro as their functional currency, a 5% strengthening of the euro against the dollar at December 31, 2011 would have decreased the foreign currency translation reserve, which is a component of equity, by $31 million, whereas a 5% weakening of the euro against the dollar would have the opposite effect.

(xii)	Reflects the proceeds from the aggregate principal amount of €420.0 million of 2007 Senior Subordinated Notes, net of $14 million of unamortized debt issuance costs. As the 2007 Senior Subordinated Notes have been issued as euro denominated notes by entities with the euro as their functional currency, a 5% strengthening of the dollar against the euro at December 31, 2011 would have decreased the foreign currency translation reserve, which is a component of equity, by $27 million, whereas a 5% weakening of the dollar against the euro would have the opposite effect.

(xiii)	Reflects the notes as previously issued by Pactiv and the remaining balance outstanding at December 31, 2011 after giving pro forma effect to the redemption and discharge of the Pactiv 2012 Notes.

(xiv)	Reflects the related party loan issued by Reynolds Treasury (NZ) Limited.

Our total pro forma third-party indebtedness of $17,725 million includes (a)(i) total interest bearing borrowings of $18,065 million, (ii) derivative liabilities of $16 million, (iii) bank overdrafts of $3 million, for a total of $18,084 million of outstanding indebtedness, (b) offset by debt issuance costs and original issue discounts of $442 million, (c) plus embedded derivative assets of $78 million and (d) plus preliminary fair value adjustments of $5 million.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our historical financial statements covers certain periods before the consummation of the Graham Packaging Transaction on September 8, 2011 and does not reflect the results generated by Graham Company or the impact that the Graham Packaging Transaction may have on the RGHL Group for those periods. The following discussion should be read in conjunction with “Business — Description of Business” and our historical financial statements and the notes thereto, in each case included elsewhere in this prospectus. The following discussion and analysis also includes forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements with respect to us. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this prospectus. See “Special Note of Caution Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

RGHL was incorporated in New Zealand under the Companies Act 1993 on May 30, 2006. We are a leading global manufacturer and supplier of consumer food and beverage packaging and storage products. We operate through six segments: SIG, Evergreen, Closures, Reynolds Consumer Products, Pactiv Foodservice and Graham Packaging. We acquired these businesses in a series of transactions.

Recent Acquisitions and Integration

The Graham Packaging Acquisition

On September 8, 2011, we acquired Graham Company for a total enterprise value, including net debt, of $4.5 billion. We financed the purchase of shares, the repayment at acquisition of certain of Graham Packaging’s indebtedness and associated transaction costs, with new indebtedness. Graham Packaging is reported as a separate segment within the RGHL Group.

Graham Packaging is a leading global supplier of value-added rigid plastic containers for the hot food, specialty beverage and consumer products markets. The Graham Packaging Acquisition brought together two strong packaging platforms. We expect to realize significant cost savings by optimizing procurement of certain raw materials, consolidating facilities, eliminating duplicative operations and overhead, improving supply chain management and achieving other efficiencies. Once we fully integrate Graham Packaging, we expect to generate annual operational synergies and cost savings of approximately $75 million by the end of 2013, of which we have achieved approximately $7 million through December 31, 2011. In order to achieve these synergies and cost savings, we expect to incur cash outlays of approximately $75 million by the end of 2013, of which we have incurred $3 million through December 31, 2011. Expenses incurred under our integration program generally will include severance, exit, disposal, and other costs.

For details of provisional assets acquired and liabilities assumed in the Graham Packaging Acquisition, refer to note 33 of the RGHL Group’s audited financial statements as of and for the year ended December 31, 2011.

The Dopaco Acquisition

On May 2, 2011, we acquired Dopaco from Cascades Inc. Dopaco is a manufacturer of paper cups and folding cartons for the quick-service restaurant and foodservice industries in the United States and Canada. The purchase consideration for the acquisition was $395 million in cash. The consideration was funded from the existing cash of the RGHL Group. Dopaco’s product lines complement and enhance our existing product lines, allowing us to offer a broader product range and develop additional customer relationships. Dopaco’s business is being integrated into the Pactiv Foodservice segment. Once we fully integrate the businesses, we expect to generate annual operational synergies and cost savings of approximately $30 million by the end of 2012, of which we have achieved approximately $9 million through December 31, 2011. In order to achieve these synergies and cost savings, we expect to incur cash outlays of approximately $40 million by the end of 2012, of which we have incurred $6 million through December 31, 2011. Expenses incurred under our integration program generally include severance and other costs.

Pactiv Acquisition

On November 16, 2010, we acquired Pactiv for a total enterprise value, including net debt, of $5.8 billion.

The Pactiv Acquisition brought together two strong consumer and foodservice packaging platforms, increased our product, geographic and customer diversification and created an extensive and diverse distribution network. We believe our products are complementary, providing us with opportunities to generate incremental revenue through cross-selling and category expansion. We have substantially completed the process of combining our Reynolds consumer products and Reynolds foodservice packaging businesses with our Hefty consumer products and Pactiv foodservice packaging businesses, respectively, to form integrated Reynolds Consumer Products and Pactiv Foodservice segments. We expect to generate annual operational synergies and cost savings of approximately $225 million by the end of 2012 from the consolidation of facilities, elimination of duplicative operations, improvement of supply chain management and from achieving other efficiencies, of which we have achieved approximately $140 million through December 31, 2011. For example, from the date of the Pactiv Acquisition to the date of this prospectus, we have announced the closure of seven manufacturing sites in North America. In order to achieve these synergies and cost savings, we incurred expenses of approximately $122 million through December 31, 2011. Expenses incurred under our integration program generally include severance, exit, disposal and other costs associated with combining the consumer and foodservice packaging platforms. We believe that our efforts to achieve these objectives have yielded satisfactory results to date.

The valuation of the assets acquired and liabilities assumed in connection with the Pactiv Acquisition has been finalized. In accordance with IFRS 3 (Revised), “Business Combinations,” all adjustments resulting from the finalization of the purchase accounting have been recognized retrospectively as of the date of the acquisition. For details of assets acquired and liabilities assumed, refer to note 33 of the RGHL Group’s audited financial statements as of and for the year ended December 31, 2011, included elsewhere in this prospectus.

Key Factors Influencing Our Financial Condition and Results of Operations

Acquisitions, Substantial Leverage and Other Transaction-Related Effects

The six segments in which we operate have all been acquired through a series of transactions.

Our results of operations, financial position and cash flows are significantly impacted by the effects of these acquisitions which were financed primarily through borrowings, including transaction-related debt commitment fees and recurring interest costs. In addition, from time to time, we refinance our borrowings which also can have a significant impact on our results of operations.

As of December 31, 2011, we had total borrowings of $17,146 million ($11,842 million as of December 31, 2010). For more information regarding our external borrowings, refer to note 25 of the RGHL Group’s audited financial statements as of December 31, 2011, included elsewhere in this prospectus. Our future results of operations, including our net financial expenses, will be significantly affected by our substantial indebtedness. The servicing of this indebtedness has had and will continue to have an impact on our cash flows and cash balance. For more information, refer to “— Liquidity and Capital Resources.”

Restructuring and Cost Saving Programs

We have completed a number of restructuring and cost saving programs over the past three years in order to reduce our operating costs. During the year ended December 31, 2011, we incurred restructuring charges of $88 million business integration costs of $47 million and operational process engineering-related consultancy costs of $42 million. These costs are largely related to workforce reductions, improving supply chain management, achieving other efficiencies and consolidating facilities at our Reynolds Consumer Products and Pactiv Foodservice segments.

As discussed under “— Overview — Recent Acquisitions and Integration”, we expect to incur additional restructuring costs as well as integration costs through the end of 2013 that will largely relate to the integration of Graham Packaging into the RGHL Group and the integration of the Dopaco business into the Pactiv Foodservice segment. Outlays related to integration include both expenses and capital expenditures associated with combining the new acquisitions with the RGHL Group’s operations and generally include severance, exit, disposal and other costs associated with combining the businesses. We expect to realize cost savings and operational synergies by the end of 2013 by consolidating facilities, eliminating duplicative operations, improving supply chain management and achieving other efficiencies. For additional information related to the quantification of the synergies to be achieved and cash outlays, refer to “— Overview — Recent Acquisitions and Integration.”

Raw Materials and Energy Prices

Our results of operations are impacted by changes in the costs of our raw materials. The primary raw materials used to manufacture our products are resins, aluminum, fiber (principally raw wood and wood chips) and paperboard (principally cartonboard and cupstock). We also use commodity chemicals, steel and energy, including fuel oil, electricity, natural gas and coal, to manufacture our products. The prices for raw materials, particularly resins and aluminum, have fluctuated significantly in recent years.

Principal raw materials by segment are as follows (in order of cost significance):

•	SIG — cartonboard, resin, aluminum;

•	Evergreen — fiber, resin;

•	Closures — resin;

•	Reynolds Consumer Products — resin, aluminum;

•	Pactiv Foodservice — resin, aluminum, paperboard; and

•	Graham Packaging — resin.

Historical index prices of resin, aluminum and paperboard from January 1, 2008 through December 31, 2011 are shown in the charts below. The following charts present index prices and do not represent the prices at which we purchased these raw materials.

Source: Chemical Market Associates Inc.

Resin prices can fluctuate significantly with fluctuations in crude oil and natural gas prices, as well as changes in refining capacity and the demand for other petroleum-based products.

Source: Platts Metal Weekly

Aluminum prices have been historically volatile as aluminum is a cyclical commodity with prices subject to global market factors. These factors include speculative activities by market participants, production capacity, strength or weakness in key end markets such as housing and transportation, political and economic conditions and production costs in major production regions.

The prices of cupstock and cartonboard may fluctuate widely due to external conditions such as weather, product scarcity, currency and commodity market fluctuations and changes in governmental policies and regulations.

Purchases of most of our raw materials are based on negotiated rates with suppliers, which are tied to published indices. Typically, we do not enter into long-term purchase contracts that provide for fixed quantities or prices for our principal raw materials. However, our significant purchasing power enables us to optimize the prices we pay for our raw materials.

Changes in raw material prices impact our results of operations. Revenue is directly impacted by changes in raw material costs as a result of raw material cost pass-through mechanisms in many of the customer pricing agreements entered into by each of our segments other than SIG and branded products sold by our Reynolds Consumer Products segment. Generally, the contractual price adjustments do not occur simultaneously with commodity price fluctuations, but rather on a mutually agreed upon schedule. Due to differences in timing between purchases of raw materials and sales to customers, there is often a lead-lag effect, during which margins are negatively impacted in periods of rising raw material costs and positively impacted in periods of falling raw material costs. Historically, the average lag time in implementing raw material cost pass-through mechanisms (where contractually permitted) has been approximately three months.

The prices for some of our raw materials, particularly resins and aluminum, have fluctuated significantly in recent years. Prices for raw wood and wood chips have fluctuated less than the prices of resins and aluminum. Raw wood and wood chips are typically purchased from sources close to our mills and, as a result, prices are established based on local conditions, including weather conditions and local competitive conditions.

Volatility in resin, aluminum and paper prices has had an effect on our results of operations. Historically, raw material price increases have resulted in increases in cost of sales and any subsequent pass-through to customers has resulted in increases in revenue. Raw material cost decreases and any subsequent pass-through to customers have historically had an opposite effect on cost of sales and revenue.

Contracts for SIG and for branded products sold by Reynolds Consumer Products generally do not contain raw material cost pass-through mechanisms. We use price increases, where possible, to mitigate the effects of raw material costs increases for customers that are not subject to raw material cost pass-through agreements.

Management expects continued volatility in raw material prices as a result of the continued uncertainty in the global economic environment, and such volatility may impact our results of operations. We continue to take steps to minimize the impact of the volatility of raw material prices through commodity hedging, fixed supplier pricing, reducing the lag time in contractual raw material cost pass-through mechanisms and entering into additional indexed customer contracts that include raw material cost pass-through provisions.

Our segments are also sensitive to energy-related cost movements, particularly those that affect transportation and utility costs. In particular, our Evergreen segment is susceptible to price fluctuations in natural gas, as it incurs significant natural gas costs to convert raw wood and wood chips to paper products and liquid packaging board. Historically, we have been able to mitigate the effect of higher energy-related costs with productivity improvements and other cost reductions.

Hedging Activities

Our business is exposed to commodity and other price risk principally from the purchase of resin, aluminum, natural gas, electricity and cartonboard. From time to time we enter into hedging agreements for some of our raw materials and energy sources to minimize the impact of price fluctuations. We use various strategies to manage cost exposures on certain raw material purchases with the objective of obtaining more predictable costs for these commodities. We generally enter into commodity financial instruments or derivatives to hedge commodity prices primarily related to aluminum, resin and natural gas, including resin futures, aluminum swaps and natural gas swaps.

We may selectively enter into hedges for short contract periods at the request of customers who want to mitigate the risk of changes in raw material costs in their purchase pricing.

The realized gains or losses arising from derivative instruments are recognized in cost of sales while the unrealized gains or losses associated with derivative instruments are recognized in other income/expenses.

While we currently employ the hedging strategy discussed above, we may decide to increase or decrease our level of hedging depending on management’s assessment of current market conditions.

Black Liquor Credit and Cellulosic Biofuel Producer Credits

Black Liquor Credit was an excise tax credit that benefited companies that used alternative fuel mixtures for energy production to operate their businesses in the United States. Black Liquor Credit, equal to $0.50 per gallon of alternative fuel contained in the applicable mixture, was refundable to the taxpayer. For the year ended December 31, 2009, Evergreen filed claims for alternative fuel mixture credits at its Canton and Pine Bluff mills covering eligible periods from January 2009 to December 2009, totaling $235 million. As a result of these claims, for the year ended December 31, 2009, Evergreen recognized a reduction of $214 million in its cost of sales, which equated to the claim value net of applicable expenses. The tax credit, as it related to alternative fuel mixtures, expired on December 31, 2009.

During 2010, the Internal Revenue Service issued an IRS General Counsel Memo which further clarified how to determine the volume of alternative fuel mixture used in the production process that qualified for the tax credit. Based on these clarifications and related studies commissioned by management, Evergreen determined that an additional claim was available related to the volume of Black Liquor used during 2009. As a result of these claims, for the year ended December 31, 2010, Evergreen recognized a reduction of $10 million in its cost of sales, which equates to the claim value net of applicable expenses.

On July 9, 2010, the IRS published Chief Counsel Advice Memorandum 2010-002, concluding that Black Liquor sold or used before January 1, 2010 qualifies for the Cellulosic Biofuel Producer Credits, or “CBPC.” In October 2010, the IRS provided additional guidance on the qualification of CBPC. The CBPC is separate from the Black Liquor Credit recognized by Evergreen in 2009 and 2010. The CBPC allows for a tax credit equal to $1.01 for each gallon of qualified biofuel produced and used by Evergreen and not claimed as a Black Liquor Credit. Based upon this guidance, it was determined that Evergreen qualified for the CBPC in regards to Black Liquor Credit produced in 2009 that was not included in the calculation of the original Black Liquor Credit. Evergreen recorded a $29 million CBPC credit to income tax expense in 2010.

The benefits of the Black Liquor Credit were recognized in the results of operations for the years ended December 31, 2010 and 2009. The results for the year ended December 31, 2011 are not impacted by the Black Liquor Credit and based on our knowledge at this time, we do not expect any benefit in future periods.

Effect of Currency Fluctuations

Our segments operate in a number of geographical areas and transact business in a range of currencies. As a result, these segments are affected more by currency fluctuations than our Evergreen and Reynolds Consumer Products segments, which predominantly operate in North America. In addition to the dollar, the currencies in which our transactions are primarily denominated include the euro, Swiss franc, Canadian dollar, Thai baht, Chinese yuan renminbi, Brazilian real, British pound, Japanese yen, Mexican peso, Polish zloty and New Zealand dollar. Exchange rate fluctuations can therefore either increase or decrease revenue and expense items when reported in dollars. For most financial periods, the impact on revenue due to fluctuations in exchange rates has been partially offset by the impact on expenses, as most of our business units incur revenue and expenses in their respective local currencies, creating a natural hedge to currency fluctuations.

Seasonality and Working Capital Fluctuations

Our business is impacted by seasonal fluctuations.

SIG

SIG’s operations are moderately seasonal. SIG’s customers are principally engaged in providing products such as beverages and food that are generally less sensitive to seasonal effects, although SIG experiences some seasonality as a result of increased consumption of juices and tea during the summer months in Europe. SIG therefore typically experiences a greater level of carton sleeve sales in the second and third quarters. Sales in the fourth quarter can increase due to additional purchases by customers prior to the end of the year to achieve annual volume rebates that SIG offers.

Evergreen

Evergreen’s operations are moderately seasonal. Evergreen’s customers are principally engaged in providing products that are generally less sensitive to seasonal effects, although Evergreen does experience some seasonality as a result of increased consumption of milk by school children during the North American academic year. Evergreen therefore typically experiences a greater level of carton product sales in the first and fourth quarters when North American schools are in session.

Closures

Closures’ operations are moderately seasonal. Closures experiences some seasonality as a result of increased consumption of bottled beverages during the summer months. In order to avoid capacity shortfalls in the summer months, Closures’ customers typically begin building inventories in advance of the summer season. Therefore, Closures typically experiences a greater level of closure sales in the second and third quarters in the Northern Hemisphere, which represented 83% of Closures’ total revenue in 2011, and in the fourth and first quarters in the Southern Hemisphere, which represented 17% of Closures’ total revenue in 2011.

Reynolds Consumer Products

Reynolds Consumer Products’ operations are moderately seasonal based on the different product lines. Sales in cooking products are typically higher in the fourth quarter of the year, primarily due to the holiday use of Reynolds Wrap foil, Reynolds Oven Bags and Reynolds Parchment Paper. Sales in waste and storage products are typically higher in the second half of the year in North America, coinciding with the harvest season and outdoor fall cleanup.

Pactiv Foodservice

Pactiv Foodservice’s operations are moderately seasonal, peaking during the summer and fall months in the Northern Hemisphere when the favorable weather, harvest, and the holiday season lead to increased consumption. Pactiv Foodservice therefore typically experiences a greater level of sales in the second through fourth quarters.

Graham Packaging

Graham Packaging’s operations are slightly seasonal with higher levels of unit volume sales in the second and third quarters. Graham Packaging experiences some seasonality of bottled beverages during the summer months, most significantly in North America. Typically the business begins to build inventory in the first and early second quarters to prepare for the summer demand.

Results of Operations

The following discussion should be read in conjunction with our financial statements included elsewhere in this prospectus. Detailed comparisons of revenue and results are presented in the discussions of the operating segments, which follow the RGHL Group results discussion.

Year Ended December 31, 2011 Compared with the Year Ended December 31, 2010

Reynolds Group Holdings Limited

	For the Year Ended December 31,
		% of		% of		%
	2011(1)	Revenue	2010(2)	Revenue	Change	Change
	(in $ million, except for %)

Revenue	11,789	100%	6,774	100%	5,015	74%
Cost of sales	(9,725)	(82)%	(5,524)	(82)%	(4,201)	76%

Gross profit	2,064	18%	1,250	18%	814	65%
Selling, marketing and distribution expense/General and administration expense	(975)	(8)%	(623)	(9)%	(352)	57%
Net other income (expenses)	(181)	(2)%	22	—%	(203)	NM
Share of profit of associates and joint ventures, net of income tax	17	—%	18	—%	(1)	(6)%

Profit from operating activities	925	8%	667	10%	258	39%

Financial income	22	—%	66	1%	(44)	(67)%
Financial expenses	(1,420)	(12)%	(752)	(11)%	(668)	89%

Net financial expenses	(1,398)	(12)%	(686)	(10)%	(712)	104%

Loss before income tax	(473)	(4)%	(19)	—%	(454)	NM
Income tax benefit (expense)	56	—%	(78)	(1)%	134	NM

Loss after income tax	(417)	(4)%	(97)	(1)%	(320)	330%

Depreciation and amortization	972	8%	504	7%	468	93%
RGHL Group EBITDA(3)	1,897	16%	1,171	17%	726	62%
RGHL Group Adjusted EBITDA(3)	2,124	18%	1,251	18%	873	70%

(1)	Represents the results of operations of SIG, Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice for the full year ended December 31, 2011, the results of Graham Packaging from September 8, 2011 to December 31, 2011 and the results of Dopaco from May 2, 2011 to December 31, 2011. Reynolds Consumer Products and Pactiv Foodservice include the results of operations of the Hefty consumer products and Pactiv foodservice packaging businesses, respectively, for the full year ended December 31, 2011.

(2)	Represents the results of operations of SIG, Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice for the full year ended December 31, 2010. Reynolds Consumer Products and Pactiv Foodservice include the results of operations of the Hefty consumer products and Pactiv foodservice packaging businesses, respectively, for the period from November 16, 2010 to December 31, 2010. The results of Graham Packaging and Dopaco are not included as those businesses were acquired on September 8, 2011 and May 2, 2011, respectively.

(3)	RGHL Group EBITDA is defined as profit from operations for the period plus income tax expenses, net financial expenses, depreciation of property, plant and equipment and investment properties and amortization of intangible assets. RGHL Group Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as RGHL Group EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write downs and equity method profit not distributed in cash. EBITDA and Adjusted EBITDA are not presentations made in accordance with IFRS, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit from operations for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. The determination of Adjusted EBITDA contains a number of estimates and assumptions that may prove to be incorrect and differ materially from actual results. Refer to “Risk Factors.” Additionally, RGHL Group EBITDA and RGHL Group Adjusted EBITDA are not intended to be measures of free cash flow for management’s discretionary use, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments, and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this prospectus is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We additionally believe that issuers of high yield debt securities also present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to the similarly titled measures of other companies.

As more fully described under “— Overview — Recent Acquisitions and Integration,” we acquired Graham Packaging on September 8, 2011. The results of operations of Graham Packaging have been included in the RGHL Group’s results of operations as a separate segment since the consummation of the Graham Packaging Acquisition. For the year ended December 31, 2011, Graham Packaging’s revenue, loss from operating activities, EBITDA and Adjusted EBITDA included as a separate segment in the RGHL Group’s results were $967 million, $24 million, $105 million and $156 million, respectively.

We acquired Pactiv on November 16, 2010. The operating results of Pactiv’s consumer products and foodservice packaging businesses have been combined with the operating results of our Reynolds Consumer Products and Pactiv Foodservice segments, respectively, since the consummation of the Pactiv Acquisition. As the products and systems of these businesses are now integrated within each related segment, other than revenue, we are unable to quantify the results of the acquired businesses on a stand-alone basis for the year ended December 31, 2011. However, we have in a number of instances provided Pactiv’s results for the year ended December 31, 2010 to illustrate the magnitude of the impact that the Pactiv Acquisition may have had on our results of operations for the year ended December 31, 2011. For the period from January 1, 2010 to November 16, 2010, Pactiv’s revenue, cost of sales, selling, marketing and distribution expenses/general and administration expenses, profit from operating activities, EBITDA and Adjusted EBITDA were $3,198 million, $2,464 million, $421 million, $285 million, $455 million and $567 million, respectively. These amounts include IFRS adjustments to Pactiv’s historical results that were previously reported under U.S. GAAP. For the period from January 1, 2011 to November 16, 2011, legacy Pactiv product revenue was $3,494 million. In addition, the operating results of Dopaco have been combined with the operating results of our Pactiv

Foodservice segment since May 2, 2011, the date of the Dopaco Acquisition. For the period from May 2, 2011 to December 31, 2011, Dopaco’s revenue, cost of sales, selling, marketing and distribution expenses/general and administration expenses, profit from operating activities, EBITDA and Adjusted EBITDA included in the results of the Pactiv Foodservice segment were $331 million, $300 million, $9 million, $10 million, $28 million and $45 million, respectively. For further details on the RGHL Group’s acquisitions, refer to note 33 of the RGHL Group’s audited financial statements included elsewhere in this prospectus.

Revenue.  Revenue increased by $5,015 million, or 74%, to $11,789 million for the year ended December 31, 2011 compared to $6,774 million for the year ended December 31, 2010. The increase was largely attributable to incremental revenue generated from the operations of Graham Packaging and Dopaco which were acquired in 2011 and the benefit from the full year results of operations from the acquisition of Pactiv as discussed above. In addition, revenue increased at (a) SIG driven by increased sales in China, Brazil, South Asia and the Middle East, (b) Evergreen driven by increased sales in liquid packaging board and cartons that were partially offset by a decrease in sales of paper products, (c) Closures driven by market growth in North America, China and Japan, (d) Reynolds Consumer Products driven by price increases partially offset by volume declines in tableware and cooking product lines due to lower market demand and (e) Pactiv Foodservice driven by the impact from improved pricing primarily due to the flow-through of resin purchase price increases. Foreign exchange rates had a favorable impact of $128 million largely resulting from the strengthening of the Euro, Japanese yen, Mexican peso and Brazilian real against the dollar.

Cost of Sales.  Cost of sales increased by $4,201 million, or 76%, to $9,725 million for the year ended December 31, 2011 compared to $5,524 million for the year ended December 31, 2010. The increase in cost of sales was largely attributable to the acquired operations of Pactiv, Dopaco and Graham Packaging noted above as well as higher raw material costs. The increases were offset by benefits from actual synergies realized and improved operational performance and a net positive impact of $30 million resulting from the difference in the fair value adjustment of inventories acquired in 2011 compared to 2010. Cost of sales as a percentage of revenue remained relatively flat at 82%. There was an increase in cost of sales as a percentage of revenue at SIG which was more than offset by a decrease in cost of sales as a percentage of revenue at Evergreen and at Pactiv Foodservice. Cost of sales as a percentage of the respective segment revenue at Closures and Reynolds Consumer Products were relatively flat compared to the prior year.

Gross Profit.  Gross profit increased by $814 million, or 65% to $2,064 million for the year ended December 31, 2011 compared to $1,250 million for the year ended December 31, 2010. However, gross profit margin remained flat at 18% for the year ended December 31, 2011 compared to the year ended December 31, 2010. Increases in raw material costs across all segments and higher depreciation expense resulting from the Pactiv, Graham Packaging and Dopaco acquisitions were offset by benefits from actual synergies realized and improved operational performance as well as the time lag in the pass-through of raw material costs to the customers. Compared to the prior year, gross profit margin declined at SIG and increased at both Evergreen and Pactiv Foodservice. Gross profit margin at both Closures and Reynolds Consumer Products remained unchanged compared to the prior year.

Selling, Marketing and Distribution Expenses/General and Administration Expenses.  Selling, marketing and distribution expenses and general and administration expenses increased by $352 million, or 57%, to $975 million for the year ended December 31, 2011 compared to $623 million for the year ended December 31, 2010. The increase in expenses was primarily attributable to the operations of Pactiv, Dopaco and Graham Packaging. There was an increase in selling, marketing and distribution expenses and general and administration expenses at SIG driven by expanding SIG’s operations in China and Brazil which was more than offset by declines at Reynolds Consumer Products (excluding the acquisition impact) and Pactiv Foodservice (excluding the acquisition impact), reflecting benefits from actual synergies realized as part of the integration of the acquired Pactiv businesses into the RGHL Group. Selling, marketing and distribution expenses and general and administration expenses also reflect an increase of $37 million in pension income and a gain of $25 million recorded in 2011 from the modification of retiree medical plan benefits.

Other.  Net other expense was $181 million for the year ended December 31, 2011 compared to net other income of $22 million for the year ended December 31, 2010. The change was primarily attributable to a $79 million increase in business restructuring costs related to severance, a $73 million increase in business acquisition and integration costs, a $34 million increase in consultancy costs for operational process engineering projects and an increase of $29 million in unrealized losses on open hedge positions for the year ended December 31, 2011 compared to unrealized gains for the year ended December 31, 2010. These increases in net other expenses were partially offset by a reduction of $16 million in asset impairment charges and a reduction of $7 million for a supply agreement termination charge.

Net Financial Expenses.  Net financial expenses increased by $712 million, or 104%, to $1,398 million for the year ended December 31, 2011 compared to $686 million for the year ended December 31, 2010. The increase was largely related to an increase in interest expense of $609 million due to increases in the principal amount of the RGHL Group’s fixed and floating rate borrowings of $4,843 million and $464 million, respectively, as of December 31, 2011 compared to December 31, 2010. Interest rate changes on the floating rate borrowings had no significant impact on net financial expenses for the year ended December 31, 2011. Our total borrowings (net of original issue discount, unamortized debt issuance costs and embedded derivatives) as of December 31, 2011 were $17,146 million compared to $11,842 million as of December 30, 2010. The increase in net financial expenses for the period also included a $64 million increase in the unrealized net loss from the change in fair values of derivatives and increases of $92 million and $36 million in the amortization of debt issuance costs and original issue discounts, respectively, primarily related to the write off of costs related to the Original Senior Secured Credit Facilities that were extinguished. These were partially offset by a $30 million decrease in fees associated with the RGHL Group’s debt commitment letters and a $48 million decrease in foreign exchange loss resulting from borrowings denominated in currencies other than the functional currency of the borrowers or issuers.

We are primarily exposed to foreign exchange risk that impacts the reported financial income or financial expenses of the RGHL Group as a result of the remeasurement at each balance sheet date of indebtedness that is denominated in currencies other than the functional currencies of the respective issuers or borrowers. As of December 31, 2011 and 2010, the RGHL Group had dollar-denominated external borrowings of $1,583 million held by entities whose functional currency was the euro. As a result of the changes in the prevailing foreign exchange rates, the RGHL Group recognized a foreign exchange loss in connection with such borrowings during both of the years ended December 31, 2011 and 2010. For more information regarding the RGHL Group’s financial expenses and borrowings, refer to notes 12 and 25, respectively, of the RGHL Group’s audited financial statements, included elsewhere in this prospectus. For more information regarding the sensitivity of the foreign exchange gains and losses on the borrowings, refer to “— Qualitative and Quantitative Disclosure about Market Risk — Foreign Currency Exchange Rate Risk.”

Income Tax Expense.  For the year ended December 31, 2011, we recognized an income tax benefit of $56 million on a loss before income tax of $473 million compared to an income tax expense of $78 million on a loss before income tax of $19 million for the year ended December 31, 2010. The effective tax rate of 12% for the year ended December 31, 2011 differs from the statutory New Zealand rate of 28% primarily due to the impact of non-deductible expenses and permanent differences. For a reconciliation of the effective tax rate, refer to note 13 of the RGHL Group’s audited financial statements, included elsewhere in this prospectus.

Depreciation and Amortization.  Depreciation of property, plant and equipment and investment properties and amortization of intangible assets increased by $468 million, or 93%, to $972 million for the year ended December 31, 2011 compared to $504 million for the year ended December 31, 2010, primarily due to additional depreciation and amortization expense from the Pactiv Acquisition, the Dopaco Acquisition and the Graham Packaging Acquisition.

Profit from Operating Activities, EBITDA and Adjusted EBITDA.  As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the year ended December 31, 2011 were $925 million, $1,897 million and $2,124 million, respectively, compared to $667 million, $1,171 million and $1,251 million, respectively, for the year ended December 31, 2010.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the years ended December 31, 2011 and December 31, 2010 for the RGHL Group is as follows:

	For the Year Ended
	December 31
	2011(1)	2010(2)
	(In $ million)

Profit from operating activities	925	667
Depreciation and amortization	972	504

EBITDA(3)	1,897	1,171
Included in the RGHL Group EBITDA:
Adjustment related to settlement of a lease obligation	—	(2)
Asset impairment charges	12	28
Black Liquor Credit	—	(10)
Business acquisition and integration costs	85	12
Business interruption costs	2	2
Change in control payment	12	—
CSI Americas gain on acquisition	—	(10)
Gain on modification of retiree medical plan benefits	(25)	—
Equity method profit not distributed in cash	(10)	(14)
Gain on sale of businesses and investment properties	(5)	(16)
Impact of purchase price accounting on inventories and leases	32	63
Non-cash pension income	(42)	(5)
Non-cash inventory charge	3	—
Operational process engineering-related consultancy costs	42	8
Related party management fees	—	1
Restructuring costs	88	9
SEC registration costs	6	—
Termination of supply agreement	—	7
Unrealized (gain) loss on derivatives	26	(3)
VAT and custom duties on historical imports	1	10

RGHL Group Adjusted EBITDA(3)	2,124	1,251

Segment detail of Adjusted EBITDA:
SIG	483	513
Evergreen	217	196
Closures	195	170
Reynolds Consumer Products	556	299
Pactiv Foodservice	549	81
Graham Packaging	156	—
Corporate/unallocated	(32)	(8)

RGHL Group Adjusted EBITDA(3)	2,124	1,251

(1)	Represents the results of operations of SIG, Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice for the full year ended December 31, 2011, the results of Graham Packaging from September 8, 2011 to December 31, 2011 and the results of Dopaco from May 2, 2011 to December 31, 2011. Reynolds Consumer Products and Pactiv Foodservice include the results of operations of the Hefty consumer products and Pactiv foodservice packaging businesses, respectively, for the full year ended December 31, 2011.

(2)	Represents the results of operations of SIG, Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice for the full year ended December 31, 2010. Reynolds Consumer Products and Pactiv Foodservice include the results of operations of the Hefty consumer products and Pactiv foodservice packaging businesses, respectively, for the period from November 16, 2010 to December 31, 2010. The results of Graham Packaging and Dopaco are not included as those businesses were acquired on September 8, 2011 and May 2, 2011, respectively.

(3)	RGHL Group EBITDA is defined as profit (loss) from continuing operations for the period plus income tax expenses, net financial expenses, depreciation of property, plant and equipment and investment properties and amortization of intangible assets. RGHL Group Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as RGHL Group EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash. EBITDA and Adjusted EBITDA are not presentations made in accordance with IFRS, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit (loss) from continuing operations for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. The determination of Adjusted EBITDA contains a number of estimates and assumptions that may prove to be incorrect and differ materially from actual results. Refer to “Risk Factors.” Additionally, RGHL Group EBITDA and RGHL Group Adjusted EBITDA are not intended to be measures of free cash flow for management’s discretionary use, as they do not take into account certain items such as interest and principal payments on our indebtedness, depreciation and amortization expense, working capital needs, tax payments, and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this prospectus is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We additionally believe that issuers of high yield debt securities also present EBITDA, Adjusted EBITDA and other pro forma measures of Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to the similarly titled measures of other companies.

SIG Segment

	For the Year Ended December 31,
		% of		% of
		Segment		Segment
	2011	Revenue	2010	Revenue	Change	% Change
	(In $ million, except for %)

Segment revenue	2,036	100%	1,846	100%	190	10%
Cost of sales	(1,597)	(78)%	(1,382)	(75)%	(215)	16%
Gross profit	439	22%	464	25%	(25)	(5)%
Selling, marketing and distribution expense/General and administration	(260)	(13)%	(235)	(13)%	(25)	11%
Net other income	26	1%	22	1%	4	18%
Profit from operating activities	220	11%	267	14%	(47)	(18)%
SIG segment EBITDA	480	24%	510	28%	(30)	(6)%
SIG segment Adjusted EBITDA	483	24%	513	28%	(30)	(6)%

Revenue.  Revenue increased by $190 million, or 10%, to $2,036 million for the year ended December 31, 2011 compared to $1,846 million for the year ended December 31, 2010. As discussed in more detail below, the increase in revenue was attributable to higher sales volume of $178 million largely from sales in China, Brazil, South Asia and the Middle East, incremental revenue of $26 million generated from the operations of the Whakatane paper mill, which was acquired in May 2010, and a favorable foreign currency impact of $85 million largely due to the strengthening of the euro against the dollar. These increases were partially offset by $99 million of lower average sales prices from the growing market for smaller sleeve formats, particularly in China, increasing regional competition with the entry of new manufacturers in the aseptic packaging market and higher volume driven rebates.

Revenue in Europe increased by $52 million, or 5%, to $1,141 million for the year ended December 31, 2011 compared to $1,089 million for the year ended December 31, 2010 primarily driven by a favorable foreign currency impact of $50 million due to the strengthening of the euro against the dollar.

Revenue in the rest of the world increased by $138 million, or 18%, to $895 million for the year ended December 31, 2011 compared to $757 million for the year ended December 31, 2010. The increase was primarily related to higher volumes due to market growth in China and gains in market share in Brazil, South Asia and the Middle East as well as incremental revenue generated from the operations of the Whakatane paper mill that was acquired in May 2010. As a result of increased demand for aseptic packaging products, we expanded our plant in China and constructed a new plant in Brazil. Despite volume growth, revenue was negatively impacted by lower pricing in Asia, mainly China, due to the growing market for smaller sleeve cartons, increasing regional competition with the entry of new manufacturers in the aseptic packaging market and higher volume driven rebates. In addition, revenue increased by $35 million due to favorable foreign currency impacts, largely due to the strengthening of the Chinese yuan renminbi, Brazilian real, Thai baht and New Zealand dollar against the dollar.

Cost of Sales.  Cost of sales increased by $215 million, or 16%, to $1,597 million for the year ended December 31, 2011 compared to $1,382 million for the year ended December 31, 2010. The increase in cost of sales was mainly attributable to an increase of $82 million of higher sales volume and an increase of $73 million in raw material costs, primarily resin and aluminum. For the years ended December 31, 2011 and 2010, raw material costs accounted for 65% and 63% of SIG’s cost of sales, respectively. Unfavorable foreign currency impacts due to the strengthening of the euro against the dollar also increased cost of sales by $60 million.

Gross Profit.  Gross profit decreased by $25 million, or 5%, to $439 million for the year ended December 31, 2011 compared to $464 million for the year ended December 31, 2010 and gross profit margin decreased to 22% for the year ended December 31, 2011 compared to 25% for the year ended December 31, 2010. The decrease in gross profit and gross profit margin is primarily due to the increase in raw material costs, mainly resin and aluminum, which SIG has not been able to pass through to its customers. The increase in raw material costs accounted for approximately 4 percentage points of the gross profit margin decline.

Selling, Marketing and Distribution Expenses/General and Administration Expenses.  Selling, marketing and distribution expenses and general and administration expenses increased by $25 million, or 11%, to $260 million for the year ended December 31, 2011 compared to $235 million for the year ended December 31, 2010. The increase is primarily due to unfavorable foreign currency impact of $13 million primarily related to the strengthening of the euro against the dollar. The remaining increase is mainly a result of market expansion in China and Brazil.

Net Other.  Net other income increased by $4 million to $26 million for the year ended December 31, 2011 compared to $22 million for the year ended December 31, 2010. The increase is mainly due to a $9 million decline in restructuring expenses related to redundancy and consulting costs.

Profit from Operating Activities, EBITDA and Adjusted EBITDA.  As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the year ended December 31, 2011 were $220 million, $480 million and $483 million, respectively, compared to $267 million, $510 million and $513 million, respectively, for the year ended December 31, 2010.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the years ended December 31, 2011 and December 31, 2010 for the SIG segment is as follows:

	For the
	Year Ended
	December 31,
	2011	2010
	(In $ million)

Profit from operating activities	220	267
Depreciation and amortization	260	243

EBITDA	480	510
Included in SIG segment EBITDA:
Asset impairment charges (reversals)	4	(1)
Business interruption costs	2	—
Equity method profit not distributed in cash	(8)	(11)
Gain on sale of businesses and investment properties	—	(6)
Restructuring costs	2	11
Unrealized loss on derivatives	2	—
VAT and custom duties on historical imports	1	10

SIG segment Adjusted EBITDA	483	513

Evergreen Segment

	For the Year Ended December 31,
		% of		% of
		Segment		Segment
	2011	Revenue	2010	Revenue	Change	% Change
	(In $ million, except for %)

Segment revenue	1,603	100%	1,583	100%	20	1%
Cost of sales	(1,379)	(86)%	(1,374)	(87)%	(5)	—%
Gross profit	224	14%	209	13%	15	7%
Selling, marketing and distribution expense/General and administration expense	(102)	(6)%	(94)	(6)%	(8)	9%
Net other income	33	2%	27	2%	6	22%
Profit from operating activities	157	10%	144	9%	13	9%
Evergreen segment EBITDA	217	14%	206	13%	11	5%
Evergreen segment Adjusted EBITDA	217	14%	196	12%	21	11%

Revenue.  Revenue increased by $20 million, or 1%, to $1,603 million for the year ended December 31, 2011 compared to $1,583 million for the year ended December 31, 2010. This increase was largely attributable to a $25 million increase in external sales of liquid packaging board and an increase of $20 million in sales of cartons, partially offset by a decrease of $25 million in sales of paper products. The increase in sales of liquid packaging board is due to higher sales prices of $32 million as a result of the pass-through of raw material price fluctuations to customers, partially offset by an impact of $7 million attributable to lower sales volumes. The increase in sales of cartons is due to $32 million in higher prices as a result of the pass-through of raw material cost increases to customers partially offset by an impact of $12 million attributable to lower sales volumes. The decline in sales of paper products is comprised of a decrease of $43 million due to lower sales volumes attributable to lower demand in the market, which was offset by an increase of $18 million as pricing improved in the current period.

Cost of Sales.  Cost of sales increased by $5 million to $1,379 million for the year ended December 31, 2011 compared to $1,374 million for the year ended December 31, 2010. This increase in cost of sales is mainly attributable to the recognition of $10 million of Black Liquor Credit for the year ended December 31, 2010. No Black Liquor Credit was recognized for the year ended December 31, 2011. For further information on Black Liquor Credit, see “— Key Factors Influencing Our Financial Condition and Results of Operations — Raw Materials and Energy Prices.”

Excluding the impact of Black Liquor Credit, cost of sales would have decreased by $5 million to $1,379 million for the year ended December 31, 2011 compared to $1,384 million for the year ended December 31, 2010. This decrease in cost of sales was mainly due to a $73 million decrease related to lower sales volume in liquid packaging board, paper products, and cartons partially offset by a $68 million increase in raw material costs, primarily resin, and other input costs, primarily specialty chemicals. For the years ended December 31, 2011 and 2010, raw material costs accounted for 44% and 41% of Evergreen’s cost of sales, respectively.

Gross Profit.  Gross profit increased by $15 million, or 7%, to $224 million for the year ended December 31, 2011 compared to $209 million for the year ended December 31, 2010. Excluding the impact of Black Liquor Credit, gross profit would have increased by $25 million, or 13%, to $224 million for the year ended December 31, 2011 compared to $199 million for the year ended December 31, 2010. Gross profit margin increased to 14% for the year ended December 31, 2011 compared to 13% for the year ended December 31, 2010. The increase in gross profit and gross profit margin was largely due to higher sales prices and productivity efficiencies, partially offset by higher costs for raw materials and other input costs as a result of the lag time between the purchase of raw materials by Evergreen and the pass-through of raw material price fluctuations to certain of its customers.

Evergreen’s gross profit has been in the past, and will continue to be in the future, impacted by changes in the costs of raw materials, including wood fiber, resin, commodity chemicals, and energy, including fuel oil, electricity, natural gas and coal. Evergreen purchases most of its raw materials and other input costs on the spot market and generally cannot immediately pass through price increases or declines to certain of its customers because the contractual price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. Due to the differences in timing between Evergreen’s purchases of raw materials from its suppliers and sales to its customers, there is often a lead-lag impact, with margins being negatively impacted in periods of rising raw material prices and positively impacted in periods of falling raw material prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses.  Selling, marketing and distribution expenses and general and administration expenses increased by $8 million, or 9%, to $102 million for the year ended December 31, 2011 compared to $94 million for the year ended December 31, 2010, due to $4 million of increased spending on marketing and new product development and $4 million of higher compensation costs, primarily as additional positions were filled.

Net Other.  Net other income increased by $6 million, or 22%, to $33 million for the year ended December 31, 2011 compared to $27 million for the year ended December 31, 2010, primarily due to increases in by-product sales of $4 million and landfill tipping fees of $5 million earned in 2011.

Profit from Operating Activities, EBITDA and Adjusted EBITDA.  As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the year ended December 31, 2011 were $157 million, $217 million and $217 million, respectively, compared to $144 million, $206 million and $196 million, respectively, for the year ended December 31, 2010.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the years ended December 31, 2011 and December 31, 2010 for the Evergreen segment is as follows:

	For the
	Year Ended
	December 31,
	2011	2010
	(In $ million)

Profit from operating activities	157	144
Depreciation and amortization	60	62

EBITDA	217	206
Included in Evergreen segment EBITDA:
Black Liquor Credit	—	(10)
Business acquisition costs	—	1
Equity method profit not distributed in cash	(2)	(3)
Gain on sale of businesses and investment properties	—	(2)
Operational process engineering-related consultancy costs	—	2
Related party management fees	—	1
Unrealized loss on derivatives	2	1

Evergreen segment Adjusted EBITDA	217	196

Closures Segment

	For the Year Ended December 31,
		% of		% of
		Segment		Segment
	2011	Revenue	2010	Revenue	Change	% Change
	(In $ million, except for %)

Segment revenue	1,329	100%	1,174	100%	155	13%
Cost of sales	(1,122)	(84)%	(989)	(84)%	(133)	13%
Gross profit	207	16%	185	16%	22	12%
Selling, marketing and distribution expense/General and administration expense	(95)	(7)%	(96)	(8)%	1	(1)%
Net other income (expense)	(2)	—%	7	1%	(9)	NM
Profit from operating activities	110	8%	96	8%	14	15%
Closures segment EBITDA	191	14%	175	15%	16	9%
Closures segment Adjusted EBITDA	195	15%	170	14%	25	15%

Revenue.  Revenue increased by $155 million, or 13%, to $1,329 million for the year ended December 31, 2011 compared to $1,174 million for the year ended December 31, 2010. As discussed in more detail below, $84 million of this increase in revenue was due to increased sales volumes, primarily attributable to market share growth in North America and China and in Japan following the recovery from the natural disaster in March 2011. Favorable foreign currency impact also increased revenue by $43 million, primarily due to the strengthening of the Japanese yen, Mexican peso, euro and Brazilian real against the dollar.

Closures’ revenue is also impacted by changes in product mix and pricing related to the pass-through of resin price increases to customers. Within its beverage caps and closures market, Closures sells both short-height and traditional standard-height one-piece and two-piece plastic closures. Prices are generally lower on the short-height closure compared to the traditional standard-height closure, therefore product mix in the period directly impacts revenue. In addition, contractual price adjustments with customers do not occur simultaneously with actual resin purchase price fluctuations, but rather on a monthly, quarterly, semi-annual or other basis. Therefore, due to the differences in timing between Closures’ purchase of resin from its suppliers and sales of closures to its customers, pricing related to the pass-through of resin price fluctuations to customers also directly impacts revenue. The net increase in revenue as a result of changes in product mix and pricing related to the pass-through of resin price increases to customers was $28 million.

Revenue from North America increased by $92 million, or 20%, to $555 million for the year ended December 31, 2011 compared to $463 million for the year ended December 31, 2010. Higher sales volumes, primarily due to growth in market share, contributed $60 million to the increase in revenue. The growth in market share was primarily due to the CSI Americas acquisition in February 2010, additional market share gained from existing competitors and new product expansion. The net increase in revenue as a result of changes in product mix and pricing related to the pass-through of resin price increases to customers was $28 million. Favorable foreign currency impact also increased revenue by $4 million, primarily due to the strengthening of the Mexican peso against the dollar.

Revenue from the rest of the world increased by $63 million, or 9%, to $774 million for the year ended December 31, 2011 compared to $711 million for the year ended December 31, 2010. Higher sales volume, primarily due to growth in market share in China and market penetration in Japan following the recovery from the natural disaster in March 2011, contributed $19 million to the increase in revenue. Favorable foreign currency impact also contributed $39 million to the increase in revenue, which was primarily due to the strengthening of the Japanese yen, euro and Brazilian real against the dollar. The net increase in revenue as a result of changes in product mix, and pricing related to the pass-through of resin price increases to customers, was $5 million.

Cost of Sales.  Cost of sales increased by $133 million, or 13%, to $1,122 million for the year ended December 31, 2011 compared to $989 million for the year ended December 31, 2010. Increased sales volume, as discussed above, resulted in an increase of $67 million in cost of sales. In addition, unfavorable foreign currency impact, primarily due to the strengthening of the Japanese yen, Mexican peso, euro, and Brazilian real against the dollar, increased cost of sales by $38 million. Closures’ cost of sales is also impacted by changes in product mix and raw material costs. Gross raw materials costs, primarily resin, increased by $107 million for the year ended December 31, 2011 compared to the year ended December 31, 2010, a significant portion of which was passed through to Closures’ customers as discussed above. The net increase in cost of sales as a result of changes in product mix and raw material costs was $30 million. For the years ended December 31, 2011 and 2010, raw material costs accounted for 61% and 59% of Closures’ cost of sales, respectively.

Gross Profit.  Gross profit increased by $22 million, or 12%, to $207 million for the year ended December 31, 2011 compared to $185 million for the year ended December 31, 2010 and gross profit margin remained flat at 16%.

Higher sales volumes, primarily due to growth in market share, increased gross profit by $17 million. In addition, favorable foreign currency impact also increased gross profit by $5 million primarily due to the strengthening of the Japanese yen, Mexican peso, euro and Brazilian real against the dollar. These increases were partially offset by the impact of increased raw material costs and the lag in the pass-through of resin price increases to customers as discussed above.

Selling, Marketing and Distribution Expenses/General and Administration Expenses.  Selling, marketing and distribution expenses and general and administration expenses slightly decreased to $95 million for the year ended December 31, 2011 compared to $96 million for the year ended December 31, 2010.

Net Other.  Other expenses increased by $9 million to $2 million compared to other income of $7 million for the year ended December 31, 2010. The increase is mainly attributable to a $10 million gain on acquisition from the purchase of CSI Americas in February 2010, a $2 million increase in restructuring costs related to Closures’ business in Germany and the consolidation of one plant in North America, offset by a $5 million gain on sale of one of Closures’ businesses in Europe. These items have been included in the segment’s Adjusted EBITDA calculation.

Profit from Operating Activities, EBITDA and Adjusted EBITDA.  As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the year ended December 31, 2011 were

$110 million, $191 million and $195 million, respectively, compared to $96 million, $175 million and $170 million, respectively, for the year ended December 31, 2010.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the years ended December 31, 2011 and December 31, 2010 for the Closures segment is as follows:

	For the Year Ended
	December 31,
	2011	2010
	(In $ million)

Profit from operating activities	110	96
Depreciation and amortization	81	79

EBITDA	191	175
Included in Closures segment EBITDA:
Asset impairment charges	1	—
Business acquisition costs	—	1
Business interruption costs	1	2
CSI Americas gain on acquisition	—	(10)
Gain on sale of business	(5)	—
Restructuring costs	5	3
Unrealized (gain) loss on derivatives	2	(1)

Closures segment Adjusted EBITDA	195	170

Reynolds Consumer Products Segment

	For the Year ended December 31,
		% of		% of
		Segment		Segment		%
	2011	Revenue	2010	Revenue	Change	Change
	(In $ million, except for %)

Segment revenue	2,559	100%	1,378	100%	1,181	86%
Cost of sales	(1,948)	(76)%	(1,051)	(76)%	(897)	85%
Gross profit	611	24%	327	24%	284	87%
Selling, marketing and distribution expense/General and administration expense	(215)	(8)%	(116)	(8)%	(99)	85%
Net other income (expense)	(43)	(2)%	3	—%	(46)	NM
Profit from operating activities	353	14%	214	16%	139	65%
Reynolds Consumer Products segment EBITDA	503	20%	276	20%	227	82%
Reynolds Consumer Products segment Adjusted EBITDA	556	22%	299	22%	257	86%

We acquired Pactiv on November 16, 2010. The operating results of the Hefty consumer products business have been combined with the operating results of the Reynolds consumer products business since the consummation of the Pactiv Acquisition. As the products and systems of these businesses are now integrated within the Reynolds Consumer Products segment, other than revenue, we are unable to quantify the results of the Hefty consumer products business on a stand-alone basis for the year ended December 31, 2011. However, we have in a number of instances provided the results of Pactiv’s Hefty consumer products business for the year ended December 31, 2010 to illustrate the magnitude of the impact that the Pactiv Acquisition may have had on the results of operations for the year ended December 31, 2011. For the period from January 1, 2010 to November 16, 2010, revenue, cost of sales, selling, marketing and distribution expenses/general and administration expenses, profit from operating activities, EBITDA and Adjusted EBITDA for the Hefty consumer products business were $1,162 million, $823 million, $141 million, $198 million, $253 million and $264 million, respectively. These amounts include IFRS adjustments to Pactiv’s historical results that were previously reported under U.S. GAAP. For the period from January 1, 2011 to November 16, 2011 the legacy Hefty consumer products revenue was $1,177 million.

The following discussion of our Reynolds Consumer Products operating results provides comparisons of our reported results for the periods ended December 31, 2011 and December 31, 2010 as well as comparisons on a supplemental pro forma basis as if the pre-acquisition operating results of the Hefty consumer products business had been included in the operating results of the Reynolds Consumer Products segment for the twelve months ended December 31, 2010. We acquired the Hefty consumer products business in November 2010. Given the relative size and timing of this acquisition, we believe a discussion of the results on a supplemental pro forma basis provides a reasonable comparison of the operating results for the periods presented. This comparison assists in understanding the current period segment results, including the underlying factors affecting the results of operations, the changes in these factors that occurred in 2011 compared to 2010 and the impact of our integration activities. The supplemental pro forma amounts were derived from Pactiv’s historical results that were previously reported under U.S. GAAP as adjusted for IFRS. The Hefty consumer products pre-acquisition historical operating results have not been adjusted for the pro forma purchase accounting effects of our acquisition of the Hefty consumer products business.

This supplemental pro forma information is for informational purposes only and is not intended to represent or to be indicative of the results of operations that we would have reported had the Pactiv Acquisition been completed on January 1, 2010 and should not be taken as being indicative of our future results of operations.

The discussions below also include references to actual cost saving synergies that have been achieved during the period ended December 31, 2011 as a result of integrating the Hefty consumer products business into the Reynolds Consumer Products segment. These actual benefits realized resulted from a combination of cost savings, including procurement, distribution efficiencies and integration of the sales force and various administration functions across the combined segment. The benefits are measured based on clear and quantifiable measures, such as observable reductions in fixed overhead costs, the elimination of distribution costs and the elimination of salaries and benefits related to headcount reductions across the segment.

Revenue.  Revenue increased by $1,181 million, or 86%, to $2,559 million for the year ended December 31, 2011 compared to $1,378 million for the year ended December 31, 2010. This increase was largely attributable to revenue from the Hefty consumer products business that was acquired as part of the Pactiv Acquisition in November 2010.

If the results of the Hefty consumer products business had been included in the results of the Reynolds Consumer Products segment for the year ended December 31, 2010, we estimate that revenue would have increased by $19 million, or 1%, to $2,559 million for the year ended December 31, 2011. The increase in revenue would have been attributable to price increases across all product groups due to rising raw material costs that would have been partially offset by volume declines in our tableware and cooking product lines due to lower market demand.

Cost of Sales.  Cost of sales increased by $897 million, or 85%, to $1,948 million for the year ended December 31, 2011 compared to $1,051 million for the year ended December 31, 2010. The increase in cost of sales is attributable to the Hefty consumer products business which was acquired as part of the Pactiv Acquisition, including increased depreciation expense of $61 million.

If the results of the Hefty consumer products business had been included in the results of the Reynolds Consumer Products segment for the year ended December 31, 2010, we estimate that cost of sales would have increased by $74 million to $1,948 million for the year ended December 31, 2011. This increase would have been largely attributable to increased raw material costs of approximately $140 million, primarily related to resin and aluminum. The increase in raw material costs would have been partially offset by actual synergies resulting from the Pactiv Acquisition and productivity efficiencies.

Reynolds Consumer Products experienced increases in raw material costs. For the years ended December 31, 2011 and 2010, raw material costs accounted for 63% and 58% of Reynolds Consumer Products’ cost of sales, respectively.

Gross Profit.  Gross profit increased by $284 million, or 87%, to $611 million for the year ended December 31, 2011 compared to $327 million for the year ended December 31, 2010, while gross profit margin remained flat at 24%. For the period from January 1, 2010 to November 16, 2010, the gross profit of the Hefty consumer products business was $339 million.

If the results of the Hefty consumer products business had been included in the results of the Reynolds Consumer Products segment for the year ended December 31, 2010, we estimate that gross profit would have decreased by $55 million to $611 million and gross profit margin would have decreased to 24% compared to 26% for the year ended December 31, 2010. The decrease in the gross profit margin would have been primarily due to the increase in raw material costs, mainly resin and aluminum, that Reynolds Consumer Products had not been able to fully pass through to its customers partially offset by benefits from actual synergies resulting from the Pactiv Acquisition.

Reynolds Consumer Products’ gross profit has been in the past, and will continue to be in the future, impacted by changes in the costs of raw materials, including resin and aluminum. Reynolds Consumer Products generally cannot immediately pass through price increases or declines to its customers because the contractual price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. For most resin based products, there is a lag time between the purchase of raw materials by Reynolds Consumer Products and the pass through of raw material price fluctuations to customers. For aluminum based products, contracts with customers do not contain contractual price protection for raw material cost fluctuations. Due to the differences in timing between Reynolds Consumer Products’ purchases of resin from its suppliers and sales to its customers, there is often a lead-lag impact, during which margins are negatively impacted in periods of rising resin prices and positively impacted in periods of falling resin prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses.  Selling, marketing and distribution expenses and general and administration expenses increased by $99 million, or 85%, to $215 million for the year ended December 31, 2011 compared to $116 million for the year ended December 31, 2010. This increase was primarily attributable to the Hefty consumer products business.

If the results of the Hefty consumer products business had been included in the results of the Reynolds Consumer Products segment for the year ended December 31, 2010, we estimate that selling, marketing and distribution expenses and general and administration expenses would have decreased by $42 million to $215 million for the year ended December 31, 2011. The decrease in selling, marketing and distribution expenses and general and administration expenses would have been attributable to decreased advertising spending and benefits from the actual synergies realized as part of the integration of the Hefty consumer products business into the Reynolds Consumer Products segment.

Net Other.  Net other expense was $43 million for the year ended December 31, 2011 compared to net other income of $3 million for the year ended December 31, 2010. The change is mainly attributable to an increase of $19 million of net unrealized losses on open hedge positions, an increase of $15 million in restructuring costs related to severance and an increase of $11 million in operational process engineering-related consultancy costs. These items have been included in the segment’s Adjusted EBITDA calculation. As discussed in more detail in “— Key Factors Influencing our Financial Condition and Results of Operations,” we expect to incur additional costs of this type in 2012.

Profit from Operating Activities, EBITDA and Adjusted EBITDA.  As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the year ended December 31, 2011 were $353 million, $503 million and $556 million, respectively, compared to $214 million, $276 million and $299 million, respectively, for the year ended December 31, 2010. If the results of the Hefty consumer products business had been included in the results of the Reynolds Consumer Products segment for the year ended December 31, 2010, we estimate that Adjusted EBITDA for the year ended December 31, 2010 would have been $563 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the years ended December 31, 2011 and December 31, 2010 for the Reynolds Consumer Products segment is as follows

	For the Year Ended
	December 31,
	2011	2010
	(In $ million)

Profit from operating activities	353	214
Depreciation and amortization	150	62

EBITDA	503	276
Included in Reynolds Consumer Products segment EBITDA:
Adjustment related to settlement of a lease obligation	—	(2)
Business acquisition and integration costs	5	—
Business interruption recoveries	(1)	—
Impact of purchase price accounting on inventories and leases	—	25
Non-cash pension expense	3	—
Non-cash inventory charge	1	—
Operational process engineering-related consultancy costs	17	6
Restructuring costs (recoveries)	11	(4)
Unrealized (gain) loss on derivatives	17	(2)

Reynolds Consumer Products segment Adjusted EBITDA	556	299

Pactiv Foodservice Segment

	For the Year Ended December 31,
		% of		% of
		Segment		Segment		%
	2011	Revenue	2010	Revenue	Change	Change
	(In $ million, except for %)

Segment revenue	3,448	100%	924	100%	2,524	273%
Cost of sales	(2,924)	(85)%	(859)	(93)%	(2,065)	240%
Gross profit	524	15%	65	7%	459	706%
Selling, marketing and distribution expense/General and administration expense	(278)	(8)%	(80)	(9)%	(198)	248%
Net other expense	(124)	(4)%	(26)	(3)%	(98)	377%
Profit (loss) from operating activities	122	4%	(41)	(4)%	163	NM
Pactiv Foodservice segment EBITDA	414	12%	17	2%	397	NM
Pactiv Foodservice segment Adjusted EBITDA	549	16%	81	9%	468	578%

We acquired Pactiv on November 16, 2010. The operating results of the Pactiv foodservice packaging business have been combined with the operating results of the Reynolds foodservice packaging business since the consummation of the Pactiv Acquisition. As the products and systems of these businesses are now integrated within the Pactiv Foodservice segment, other than revenue, we are unable to quantify the results of the Pactiv foodservice packaging business on a stand-alone basis for the year ended December 31, 2011. However, we have in a number of instances provided the results of the Pactiv foodservice packaging business for the year ended December 31, 2010 to illustrate the magnitude of the impact that the Pactiv Acquisition may have had on the results of operations for the year ended December 31, 2011. For the period from January 1, 2010 to November 16, 2010, revenue, cost of sales, selling, marketing and distribution expenses/general and administration expenses, profit from operating activities, EBITDA and Adjusted EBITDA for the Pactiv foodservice packaging business were $2,036 million, $1,640 million, $215 million, $153 million, $261 million and $315 million, respectively. These amounts include IFRS adjustments to Pactiv’s historical results that were previously reported under U.S. GAAP. For the period from January 1, 2011 to November 16, 2011 the legacy Pactiv foodservice product revenue was $2,317 million.

The following discussion of our Pactiv Foodservice operating results provides comparisons of our reported results for the periods ended December 31, 2011 and December 31, 2010 as well as comparisons on a supplemental pro forma basis as if the pre-acquisition operating results of the Pactiv foodservice packaging business had been included in the operating results of the Pactiv Foodservice segment for the twelve months ended December 31, 2010. We acquired the Pactiv foodservice packaging business in November 2010. Given the relative size and timing of this acquisition, we believe a discussion of the results on a supplemental pro forma basis provides a reasonable comparison of the operating results for the periods presented. This comparison assists in understanding the current period segment results including the underlying factors affecting the results of operations, the changes in these factors that occurred in 2011 compared to 2010 and the impact of our integration activities. The supplemental pro forma amounts were derived from Pactiv’s historical results that were previously reported under U.S. GAAP as adjusted for IFRS. The Pactiv foodservice packaging business pre-acquisition historical operating results have not been adjusted for the pro forma purchase accounting effects of our acquisition of the Pactiv foodservice packaging business.

This supplemental pro forma information is for informational purposes only and is not intended to represent or to be indicative of the results of operations that we would have reported had the Pactiv Acquisition been completed on January 1, 2010 and should not be taken as being indicative of our future results of operations.

The discussions below also include references to actual cost saving synergies that have been achieved during the period ended December 31, 2011 as a result of integrating the Pactiv foodservice packaging business into the Pactiv Foodservice segment. These actual benefits realized resulted from a combination of cost savings, including procurement, distribution efficiencies, plant rationalization and integration of the sales force and various administration functions across the combined segment. The benefits are measured based on clear and quantifiable measures, such as observable reductions in fixed overhead costs, the elimination of costs specific to production facilities that have been closed and the elimination of salaries and benefits related to headcount reductions across the segment.

We acquired Dopaco on May 2, 2011. The operating results of Dopaco have been included in the Pactiv Foodservice segment since the date of the Dopaco Acquisition. For the period from May 2, 2011 to December 31, 2011, Dopaco’s revenue, cost of sales, selling, marketing and distribution expenses/general and administration expenses, profit from operating activities, EBITDA and Adjusted EBITDA were $331 million, $300 million, $9 million, $10 million, $28 million and $45 million, respectively.

Revenue.  Revenue increased by $2,524 million, or 273%, to $3,448 million for the year ended December 31, 2011 compared to $924 million for the year ended December 31, 2010. This increase was attributable to the revenue from foam, tableware, and specialty products generated from the operations of the Pactiv foodservice packaging business that was acquired as part of the Pactiv Acquisition in November 2010. Prior to this acquisition, none of these products were offered by the Reynolds foodservice packaging business. Clear plastics, paper and aluminum product offerings were also significantly expanded as a result of the Pactiv Acquisition.

If the results of the Pactiv foodservice packaging business had been included in the results of the Pactiv Foodservice segment for the year ended December 31, 2010, we estimate that revenue would have increased by $488 million, or 16%, to $3,448 million for the year ended December 31, 2011. This revenue increase would have been attributable to incremental revenue of $331 million generated from the operations of Dopaco, incremental revenue of $34 million related to the integration of a clear plastic business acquired by Pactiv in April 2010, and a $296 million impact from improved pricing primarily due to the pass-through of resin purchase price increases. These increases were partially offset by declines of $128 million due to lower volumes primarily as a result of exiting non-strategic product lines and $39 million due to the transfer of certain operations to our Reynolds Consumer Products segment on January 1, 2011.

Cost of Sales.  Cost of sales increased by $2,065 million, or 240%, to $2,924 million for the year ended December 31, 2011 compared to $859 million for the year ended December 31, 2010. The increase is primarily attributable to the cost of sales incurred by the Pactiv foodservice packaging business and the Dopaco business which was acquired as part of the Pactiv Acquisition and the Dopaco Acquisition, respectively, including increased depreciation expense of $164 million as a result of property, plant and equipment acquired at fair value.

Pactiv Foodservice experienced increases in the purchase price of raw materials, primarily resin, aluminum and paper, for the year ended December 31, 2011 compared to the year ended December 31, 2010. Raw material costs accounted for 63% and 61% of Pactiv Foodservice’s cost of sales, respectively, for those periods. Raw material costs for the year ended December 31, 2011 increased by $1,317 million compared to the year ended December 31, 2010, primarily due to the incremental volume attributable to the Pactiv Acquisition and the Dopaco Acquisition, partially offset by benefits from actual synergies realized from these acquisitions.

If the results of the Pactiv foodservice packaging business had been included in the results of the Pactiv Foodservice segment for the year ended December 31, 2010, we estimate that cost of sales would have increased by $425 million, or 17%, to $2,924 million for the year ended December 31, 2011. This cost of sales increase would have been attributable to incremental cost of sales of $300 million incurred by Dopaco, incremental cost of sales of $30 million related to the integration of a clear plastic business acquired by Pactiv in April 2010 and the remaining increase would have been primarily attributable to the impact of higher raw material costs.

Gross Profit.  Gross profit increased by $459 million, or 706%, to $524 million for the year ended December 31, 2011 compared to $65 million for the year ended December 31, 2010 and gross profit margin increased to 15% for the year ended December 31, 2011 compared to 7% for the year ended December 31, 2010, which reflects the impact of the Pactiv foodservice packaging business acquired in the Pactiv Acquisition.

If the Pactiv foodservice packaging business had been included in the results of the Pactiv Foodservice segment for the year ended December 31, 2010, we estimate the gross profit margin would have declined slightly to 15% for the year ended December 31, 2011 compared to 16% for the year ended December 31, 2010 primarily due to the increase in depreciation expense as a result of property, plant and equipment acquired at fair value as discussed above, offset by actual synergies realized, productivity efficiencies and improved net pricing.

Pactiv Foodservice’s gross profit has been, and will continue to be, impacted by changes in the costs of raw materials, including resin, aluminum and paper. Pactiv Foodservice generally cannot immediately pass through price increases or declines to its customers because the price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. Due to the differences in timing between Pactiv Foodservice’s purchases of raw materials from its suppliers and sales to its customers, there is often a lead-lag impact, during which margins are negatively impacted in periods of rising raw material prices and positively impacted in periods of falling raw material prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses.  Selling, marketing and distribution expenses and general and administration expenses increased by $198 million, or 248%, to $278 million for the year ended December 31, 2011 compared to $80 million for the year ended December 31, 2010, primarily due to expenses attributable to the Pactiv foodservice packaging business.

If the Pactiv foodservice packaging business had been included in the results of the Pactiv Foodservice segment for the year ended December 31, 2010, we estimate that selling, marketing and distribution expenses and general and administration expenses would have decreased by $17 million to $278 million for the year ended December 31, 2011 compared to the year ended December 31, 2010. The decrease in selling, marketing and distribution expenses and general and administration expenses would have been largely attributable to benefits from both actual synergies realized and cost saving initiatives partially offset by increased intangible asset amortization expense incurred during the year ended December 31, 2011, resulting from the Pactiv Acquisition.

Net Other.  Net other expenses increased by $98 million to $124 million for the year ended December 31, 2011 compared to $26 million for the year ended December 31, 2010. The increase is mainly attributable to an increase of $49 million in restructuring costs primarily related to severance, business acquisition and integration costs of $45 million, a charge of $21 million related to operational process engineering-related consultancy costs, a decrease of $8 million from a gain on sale of businesses and an increase of $4 million in unrealized losses on open hedge positions. These increases to net other expenses were partially offset by a reduction of $22 million in asset impairment charges and a reduction of $7 million on a supply termination charge. These items have been included in the segment’s Adjusted EBITDA calculation.

Profit from Operating Activities, EBITDA and Adjusted EBITDA.  As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the year ended December 31, 2011 were $122 million, $414 million and $549 million, respectively, compared to loss from operating activities, EBITDA and Adjusted EBITDA of $41 million, $17 million and $81 million, respectively, for the year ended December 31, 2010.

If the Pactiv foodservice packaging business had been included in the results of the Pactiv Foodservice segment for the year ended December 31, 2010, we estimate that Adjusted EBITDA for the year ended December 31, 2010 would have been $396 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit (loss) from operating activities to EBITDA and Adjusted EBITDA for the years ended December 31, 2011 and December 31, 2010 for the Pactiv Foodservice segment is as follows:

	For the year
	ended
	December 31,
	2011	2010
	(In $ million)

Profit (loss) from operating activities	122	(41)
Depreciation and amortization	292	58

EBITDA	414	17
Included in Pactiv Foodservice segment EBITDA:
Asset impairment charges	7	29
Business acquisition and integration costs	45	—
Gain on sale of businesses and investment properties	—	(8)
Impact of purchase price accounting on inventories and leases	5	38
Non-cash pension expense	4	—
Non-cash inventory charge	2	—
Operational process engineering-related consultancy costs	21	—
Restructuring costs (recoveries)	48	(1)
Termination of supply agreement	—	7
Unrealized (gain) loss on derivatives	3	(1)

Pactiv Foodservice segment Adjusted EBITDA	549	81

Graham Packaging

	For the
	period ended	% of segment
(In $ million, except for %)	December 31, 2011	revenue

Segment revenue	$967	100%
Cost of sales	(905)	(94)%
Gross profit	62	6%
Selling, marketing and distribution expense/General and administration expense	(72)	(7)%
Net other expense	(14)	(1)%
Loss from operating activities	(24)	(2)%
Graham Packaging segment EBITDA	105	11%
Graham Packaging segment Adjusted EBITDA	156	16%

We acquired Graham Packaging on September 8, 2011. The operating results of Graham Packaging from September 8, 2011 to December 31, 2011 have been included in the RGHL Group’s operating results for the year ended December 31, 2011 as a separate reporting segment. For the period from January 1, 2010 to December 31, 2010, revenue, cost of sales, selling, marketing and distribution expenses/general and administration expenses, profit from operating activities, EBITDA and Adjusted EBITDA for Graham Packaging were $2,513 million, $2,077 million, $122 million, $235 million, $406 million and $505 million, respectively. For the period from January 1, 2011 to September 7, 2011, revenue, cost of sales, selling, marketing and distribution expenses/general and administration expenses, loss from operating activities, EBITDA and Adjusted EBITDA for Graham Packaging were $2,130 million, $1,817 million, $173 million, $99 million, $46 million and $388 million respectively. These amounts include IFRS adjustments to Graham Packaging’s historical results that were previously reported under U.S. GAAP.

The following discussion of our Graham Packaging operating results provides comparisons on a supplemental pro forma basis as if the operating results of the Graham Packaging business had been included in our operating results for the periods ended December 31, 2011 and December 31, 2010. We acquired Graham Packaging in September 2011. Given the relative size and timing of this acquisition, we believe a discussion of the operating results on a supplemental pro forma basis provides a reasonable comparison of the operating results for the periods presented. This comparison assists in understanding the current period segment results including the underlying factors affecting the results of operations, the changes in these factors that occurred in 2011 compared to 2010 and the impact of our integration activities. The supplemental pro forma amounts were derived from Graham Packaging’s historical operating results that were previously reported under U.S. GAAP as adjusted for IFRS. The Graham Packaging pre-acquisition historical operating results have not been adjusted for the pro forma purchase accounting effects of our acquisition of Graham Packaging.

This supplemental pro forma information is for informational purposes only and is not intended to represent or to be indicative of the results of operations that we would have reported had the Graham Packaging Acquisition been completed on January 1, 2010 and should not be taken as being indicative of our future results of operations.

Revenue.  Revenue for the period from September 8, 2011 to December 31, 2011 was $967 million. On a pro forma basis, as if we owned Graham Packaging for each of the years ended December 31, 2011 and December 31, 2010, we estimate that revenue would have increased by $584 million, or 23%, to $3,097 million for the year ended December 31, 2011. The increase in estimated revenue would have been attributable to $316 million generated from Graham Packaging’s acquisitions, primarily from Liquid Container, as well as favorable changes in pricing related to the pass-through of resin price increases to customers. These increases, together with volume-related increases of $18 million and favorable currency impact of $19 million, would have been partially offset by net price reductions from operational cost savings shared with Graham Packaging’s customers.

Cost of Sales.  Cost of sales for the period from September 8, 2011 to December 31, 2011 was $905 million. Cost of sales was negatively impacted by purchase price accounting adjustments of $27 million for inventories acquired as part of the Graham Packaging Acquisition. Graham Packaging has experienced increases in raw material costs primarily related to resin. For the period from September 8, 2011 to December 31, 2011, raw material costs accounted for 56% of Graham Packaging’s cost of sales.

On a pro forma basis, as if we owned Graham Packaging for each of the years ended December 31, 2011 and December 31, 2010, we estimate that cost of sales would have increased by $645 million, or 31%, to $2,722 million for the year ended December 31, 2011. The increase in estimated cost of sales would have been attributable to higher revenue as described above, an overall increase in raw material costs, primarily resin, and the impact of purchase price accounting adjustments of $27 million as noted above. For the years ended December 31, 2011 and 2010, raw material costs would have accounted for 59% and 66% of Graham Packaging’s cost of sales, respectively.

Gross Profit.  Gross profit for the period from September 8, 2011 to December 31, 2011 was $62 million and gross profit margin was 6%. Gross profit margin was negatively impacted by purchase price accounting adjustments on inventories as discussed above. Excluding the impact of the purchase price accounting adjustments on inventories, the gross profit margin would have been 9%.

On a pro forma basis, as if we owned Graham Packaging for each of the years ended December 31, 2011 and December 31, 2010, we estimate that gross profit would have decreased by $61 million, or 14%, to $375 million for the year ended December 31, 2011, and gross margin would have decreased to 12% from 17%. The decrease in estimated gross profit and gross margin would have been attributable to the purchase price accounting adjustments of $27 million related to inventories as noted above and net price reductions, partially offset by contributions from higher revenues discussed above and productivity improvements. In addition to the impact of these factors, the gross profit margin would have decreased due to higher resin costs and additional depreciation and amortization related to the step-up on acquired fixed assets and identifiable intangible assets.

Selling, Marketing and Distribution Expenses/General and Administration Expenses.  Selling, marketing and distribution expenses and general and administration expenses for the period from September 8, 2011 to December 31, 2011 were $72 million. Included in selling, marketing and distribution expenses was a $12 million change in control payment related to the Graham Packaging Acquisition.

On a pro forma basis, as if we owned Graham Packaging for each of the years ended December 31, 2011 and December 31, 2010, we estimate that selling, marketing and distribution expenses and general and administration expenses would have increased by $123 million, or 101%, to $245 million for the year ended December 31, 2011. The increase in estimated selling, marketing and distribution expenses and general and administration expenses would have been primarily attributable to acquisition-related expenses of $103 million and an increase in amortization expense of $28 million related to the step-up in identifiable intangible assets as a result of acquisitions, partially offset by bonuses and other costs paid in connection with the initial public offering during the year ended December 31, 2010.

Net Other.   Other expenses for the period from September 8, 2011 to December 31, 2011 were $14 million. Included in other expenses are business acquisition and integration costs of $9 million and restructuring costs of $3 million. These items have been included in the segment’s Adjusted EBITDA calculation.

On a pro forma basis, as if we owned Graham Packaging for each of the years ended December 31, 2011 and December 31, 2010, we estimate that net other expenses would have increased by $174 million, or 220%, to $253 million for the year ended December 31, 2011. The increase in estimated net other expenses would have been primarily attributable to the payment of $229 million for the termination of the income tax receivable agreements, partially offset by a fee of $35 million to affiliates of Blackstone and the Graham family to terminate a monitoring agreement.

Loss from Operating Activities, EBITDA and Adjusted EBITDA.  As a result of the above factors, loss from operating activities, EBITDA and Adjusted EBITDA for the period from September 8, 2011 to December 31, 2011 were $24 million, $105 million and $156 million, respectively.

On a pro forma basis, as if we owned Graham Packaging for each of the years ended December 31, 2011 and December 31, 2010, we estimate that Adjusted EBITDA for the years ended December 31, 2011 and December 31, 2010 would have been $544 million and $505 million, respectively.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of loss from operating activities to EBITDA and Adjusted EBITDA for the period from September 8, 2011 to December 31, 2011 for the Graham Packaging segment is as follows:

For the period ended
December 31, 2011
(In $ million)

Loss from operating activities	(24)
Depreciation and amortization	129

EBITDA	105
Included in Graham Packaging segment EBITDA:
Business acquisition and integration costs	9
Change in control payments	12
Impact of purchase price accounting on inventories and leases	27
Restructuring costs	3

Graham Packaging segment Adjusted EBITDA	156

Year Ended December 31, 2010 Compared with the Year Ended December 31, 2009

Reynolds Group Holdings Limited

	For the Year Ended December 31,
		% of		% of		%
	2010(1)	Revenue	2009(2)	Revenue	Change	Change
	(In $ million, except for %)

Revenue	6,774	100%	5,910	100%	864	15%
Cost of sales	(5,524)	(82)%	(4,691)	(79)%	(833)	18%

Gross profit	1,250	18%	1,219	21%	31	3%
Selling, marketing and distribution expenses/General and administration expenses	(623)	(9)%	(577)	(10)%	(46)	8%
Other income	22	—%	105	2%	(83)	(79)%
Share of profit of associates and joint ventures, net of income tax	18	—%	11	—%	7	64%

Profit from operating activities	667	10%	758	13%	(91)	(12)%

Financial income	66	1%	21	—%	45	214%
Financial expenses	(752)	(11)%	(513)	(9)%	(239)	47%

Net financial expenses	(686)	(10)%	(492)	(8)%	(194)	39%
Profit (loss) before income tax	(19)	—%	266	5%	(285)	NM
Income tax expense	(78)	(1)%	(149)	(3)%	71	(48)%

Profit (loss) for the period	(97)	(1)%	117	2%	(214)	NM

Depreciation and amortization	504	7%	502	8%	2	—%
RGHL Group EBITDA(3)	1,171	17%	1,260	21%	(89)	(7)%
RGHL Group Adjusted EBITDA(3)	1,251	18%	1,130	19%	121	11%

(1)	Represents the results of operations of SIG, Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice for the full year ended December 31, 2010. Reynolds Consumer Products and Pactiv Foodservice include the results of operations of the Hefty consumer products and Pactiv foodservice packaging businesses, respectively, for the period from November 16, 2010 to December 31, 2010.

(2)	Represents the results of operations of SIG, Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice for the full year ended December 31, 2009.

(3)	RGHL Group EBITDA is defined as profit (loss) from continuing operations for the period plus income tax expenses, net financial expenses, depreciation of property, plant and equipment and investment properties and amortization of intangible assets. RGHL Group Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as RGHL Group EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash. EBITDA and Adjusted EBITDA are not presentations made in accordance with IFRS, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit (loss) from continuing operations for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. The determination of Adjusted EBITDA contains a number of estimates and assumptions that may prove to be incorrect and differ materially from actual results. Refer to “Risk Factors.” Additionally, RGHL Group EBITDA and RGHL Group Adjusted EBITDA are not intended to be measures of free cash flow for management’s discretionary use, as they do not take into account certain items such as interest and principal payments on our indebtedness, depreciation and amortization expense, working capital needs, tax payments, and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this prospectus is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We additionally believe that issuers of high yield debt securities also present EBITDA, Adjusted EBITDA and other pro forma measures of Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to the similarly titled measures of other companies.

As more fully described under the heading “— Overview — Recent Acquisitions and Integration,” we acquired Pactiv on November 16, 2010. The operating results of Pactiv have been included in our results and in the results of the Reynolds Consumer Products and Pactiv Foodservice segments since the consummation of the Pactiv Acquisition. For the period from November 16, 2010 to December 31, 2010, Pactiv’s revenue, cost of sales, selling, marketing and distribution/general and administration expenses, loss from operating activities, EBITDA and Adjusted EBITDA were $481 million, $444 million, $48 million, $31 million, $10 million and $89 million, respectively. For further details on the Pactiv Acquisition, refer to note 33 of the RGHL Group’s audited financial statements included elsewhere in this prospectus.

Revenue.  Revenue increased by $864 million, or 15%, to $6,774 million for the year ended December 31, 2010 compared to $5,910 million for the year ended December 31, 2009. This increase was largely attributable to $481 million of incremental revenue generated from the operations of Pactiv, $82 million of incremental revenue generated from the Whakatane paper mill and $52 million of incremental revenue generated from CSI Americas, each of which was acquired in 2010.

All of our segments, other than Pactiv Foodservice, experienced increases in sales volume during 2010. Pactiv Foodservice experienced lower sales volume in 2010 due to its planned exits from non-strategic and lower margin products. Price increases also contributed to our increased revenue in 2010 and were primarily driven by the flow-through of higher resin prices to customers in our Closures and Pactiv Foodservice segments.

Revenue increases were partially offset by a net unfavorable foreign currency impact of $47 million primarily due to the weakening of the euro against the dollar, which had a $72 million unfavorable impact in the SIG segment and a $25 million favorable impact due to the strengthening of other currencies against the dollar in the Closures segment. For a detailed explanation of the variations in revenue for each of our segments, see the individual segment discussions below.

Cost of Sales.  Cost of sales for the year ended December 31, 2010 increased by $833 million, or 18%, to $5,524 million for the year ended December 31, 2010 compared to $4,691 million for the year ended December 31, 2009. The increase in cost of sales is largely attributable to an additional $444 million in cost of sales associated with the operations of Pactiv including $64 million related to the impact of purchase price accounting on inventories, and the impact of the expiration of the Black Liquor Credit within the Evergreen segment. For the year ended December 31, 2009, cost of sales included a benefit of $214 million while the year ended December 31, 2010 included a benefit of $10 million relating to Black Liquor Credit. Cost of sales also increased primarily due to higher sales volume across all segments other than Pactiv Foodservice. These increases were partially offset by $95 million of expenses in 2009 within the Reynolds Consumer Products and Pactiv Foodservice segments resulting from the settlement of unfavorable historical aluminum hedge positions under the segments’ historical hedging policy, which was terminated in the three months ended December 31, 2009.

In addition, cost of sales was impacted by favorable foreign currency impact of $43 million primarily due to the weakening of the euro against the dollar, which had a $64 million favorable impact at the SIG segment and a $21 million unfavorable impact at the Closures segment.

For a detailed explanation of the variations in cost of sales for each of our segments, see the individual segment discussions below.

Gross Profit.  Gross profit increased by $31 million, or 3%, to $1,250 million for the year ended December 31, 2010 compared to $1,219 million for the year ended December 31, 2009. However, gross profit margin decreased to 18% for the year ended December 31, 2010 compared to 21% for the year ended December 31, 2009 due to the impact of the Black Liquor Credit, the unfavorable historical aluminum hedge positions and a purchase price accounting adjustment on inventory as discussed above.

Excluding these non-recurring credits and losses recorded in cost of sales, gross profit margin would have remained constant at 19% for the year ended December 31, 2010 compared to the year ended December 31, 2009. For further information on the variations in gross profit for each of our segments, see the individual segment discussions below.

Selling, Marketing and Distribution Expenses/General and Administration Expenses.  Selling, marketing and distribution expenses and general and administration expenses increased by $46 million, or 8%, to $623 million for the year ended December 31, 2010 compared to $577 million for the year ended December 31, 2009. This increase was primarily due to $48 million in expenses attributable to Pactiv.

For a detailed explanation of the variations in selling, marketing and distribution expenses and general and administration expenses for each of our segments, see the individual segment discussions below.

Net Other Income and Other Expenses.  Net other income decreased by $83 million, or 79%, to $22 million for the year ended December 31, 2010 compared to $105 million for the year ended December 31, 2009. This decline in net other income was primarily attributable to a $125 million decrease in unrealized gains on derivatives used to hedge exposure to commodity prices partially offset by a $49 million decrease in business restructuring expenses during 2010. Refer to note 8 and note 10 of the RGHL Group’s audited financial statements as of and for the year ended December 31, 2011 included elsewhere in this prospectus.

Other.  The increase of $7 million in the share of profits of associates and joint ventures for the year ended December 31, 2010 was primarily due to continued improvement in the results of operations of the Obeikan joint venture operations within our SIG segment.

Net Financial Expenses.  Net financial expenses increased by $194 million, or 39%, to $686 million for the year ended December 31, 2010 compared to $492 million for the year ended December 31, 2009. The increase was largely related to an increase of $191 million in interest expense due to increases in the principal amount of the RGHL Group’s fixed and floating rate borrowings of $4,896 million and $2,116 million, respectively, resulting from the issuance or acquisition of additional indebtedness. Interest rate changes on the floating rate borrowings had no significant impact on net financial expenses for the year ended December 31, 2010. Net financial expenses for the year ended December 31, 2010 also included $109 million of debt financing related costs that were partially offset by a $42 million change in the fair value of derivative financial instruments. Our borrowings (net of original issue discount, unamortized debt issuance costs and embedded derivatives) as of December 31, 2010 were $11,842 million compared to $4,954 million as of December 31, 2009. In November 2009 and May 2010, we completed the financings associated with the RGHL Acquisition and the Evergreen Acquisition, respectively. In November 2010, we incurred additional borrowings of $5,020 million, the proceeds of which were used to finance the Pactiv Acquisition and repay existing indebtedness. Following the Pactiv Acquisition, $1,482 million of Pactiv’s indebtedness remained outstanding. The timing of these financings has resulted in our historical interest expense not being representative of our interest expense in future periods. Refer to “— Key Factors Influencing Our Financial Condition and Results of Operations — Acquisitions, Substantial Leverage and Other Transaction-Related Effects.” For more information regarding the RGHL Group’s financial expenses and borrowings, refer to notes 12 and 25, respectively, of the RGHL Group’s audited financial statements as of and for the year ended December 31, 2011 included elsewhere in this prospectus.

Income Tax Expense.  For the year ended December 31, 2010, the income tax expense of $78 million on a loss before income tax of $19 million was largely due to the inability of certain subsidiaries to claim deductions for certain expense items, such as interest and other associated financing costs, due to local jurisdictional limitations. For a reconciliation of pre-tax profit (loss) to tax expense, refer to note 13 of the RGHL Group’s audited financial statements, included elsewhere in this prospectus.

Profit from Operating Activities, EBITDA and Adjusted EBITDA.  As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the year ended December 31, 2010 were $667 million, $1,171 million and $1,251 million, respectively, compared to $758 million, $1,260 million and $1,130 million, respectively, for the year ended December 31, 2009.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the years ended December 31, 2010 and December 31, 2009 for the RGHL Group is as follows:

	For the Year Ended December 31,
	2010(1)	2009(2)
	(In $ million)

Profit from operating activities	667	758
Depreciation and amortization	504	502

EBITDA(3)	1,171	1,260
Included in the RGHL Group EBITDA:
Adjustment related to settlement of a lease obligation	(2)	—
Asset impairment charges	28	13
Black Liquor Credit	(10)	(214)
Business acquisition costs	12	1
Business interruption costs	2	—
CSI Americas gain on acquisition	(10)	—
Elimination of the effect of the historical Reynolds Consumer hedging policy	—	95
Equity method profit not distributed in cash	(14)	(10)
Gain on sale of businesses and investment properties	(16)	—
Impact of purchase price accounting on inventories	63	5
Korean insurance claim	—	(2)
Loss on sale of Baco assets	—	1
Manufacturing plant flood impact	—	5
Operational process engineering-related consultancy costs	8	13
Non-cash pension income	(5)	—
Plant realignment costs	—	2
Related party management fees	1	3
Restructuring costs	9	58
Termination of supply agreements	7	—
Transition costs	—	24
Unrealized gains on derivatives	(3)	(129)
VAT and custom duties on historical imports	10	3
Write down of assets held for sale	—	1
Write-off of receivables related to sale of Venezuela operations	—	1

RGHL Group Adjusted EBITDA(3)	1,251	1,130

Segment detail of Adjusted EBITDA:
SIG	513	475
Evergreen	196	167
Closures	170	148
Reynolds Consumer Products	299	280
Pactiv Foodservice	81	60
Corporate/Unallocated	(8)	—

RGHL Group Adjusted EBITDA(3)	1,251	1,130

(1)	Represents the results of operations of SIG, Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice for the full year ended December 31, 2010. Reynolds Consumer Products and Pactiv Foodservice include the results of operations of the Hefty consumer products and Pactiv foodservice packaging businesses, respectively, for the period from November 16, 2010 to December 31, 2010.

(2)	Represents the results of operations of SIG, Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice for the full year ended December 31, 2009.

(3)	RGHL Group EBITDA is defined as profit (loss) from continuing operations for the period plus income tax expenses, net financial expenses, depreciation of property, plant and equipment and investment properties and amortization of intangible assets. RGHL Group Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as RGHL Group EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write downs and equity method profit not distributed in cash. EBITDA and Adjusted EBITDA are not presentations made in accordance with IFRS, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit (loss) from continuing operations for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. The determination of Adjusted EBITDA contains a number of estimates and assumptions that may prove to be incorrect and differ materially from actual results. Refer to “Risk Factors.” Additionally, RGHL Group EBITDA and RGHL Group Adjusted EBITDA are not intended to be measures of free cash flow for management’s discretionary use, as they do not take into account certain items such as interest and principal payments on our indebtedness, depreciation and amortization expense, working capital needs, tax payments, and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this prospectus is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We additionally believe that issuers of high yield debt securities also present EBITDA, Adjusted EBITDA and other pro forma measures of Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to the similarly titled measures of other companies.

SIG Segment

	For the Year Ended December 31,
		% of		% of
		Segment		Segment		%
	2010	Revenue	2009	Revenue	Change	Change
	(In $ million, except for %)

Segment revenue	1,846	100%	1,668	100%	178	11%
Cost of sales	(1,382)	(75)%	(1,258)	(75)%	(124)	10%
Gross profit	464	25%	410	25%	54	13%
Selling, marketing and distribution expense/General and administration expense	(235)	(13)%	(224)	(13)%	(11)	5%
Net other income (expense)	22	1%	(5)	—%	27	NM
Profit from operating activities	267	14%	190	11%	77	41%
SIG segment EBITDA	510	28%	440	26%	70	16%
SIG segment Adjusted EBITDA	513	28%	475	28%	38	8%

Revenue.  Revenue increased by $178 million, or 11%, to $1,846 million for the year ended December 31, 2010 compared to $1,668 million for the year ended December 31, 2009. As discussed in more detail below, $171 million of this increase in revenue was attributable to an increase in volume, primarily due to the recovery of consumer confidence in milk products in China following the melamine contamination of dairy products that occurred in 2008, new customers in Southern Europe, South America and the Middle East and growth with existing customers in Eastern Europe. In addition, the increase in revenue is partially attributable to $82 million of incremental revenue generated from the operations of the Whakatane paper mill which was acquired in May 2010. The increases in revenue were offset by an unfavorable foreign currency impact of $72 million largely attributable to the weakening of the euro against the dollar and a $3 million unfavorable impact due to lower prices as a result of market competition.

Revenue in Europe decreased by $28 million, or 3%, to $1,089 million for the year ended December 31, 2010 compared to $1,117 million for the year ended December 31, 2009. Revenue for the year ended December 31, 2010 included an unfavorable foreign currency impact of $49 million largely attributable to the weakening of the euro against the dollar. Excluding this foreign currency impact, revenue increased by $21 million primarily as a result of revenue growth of $33 million in the Southern and Eastern European markets during the year ended December 31, 2010 largely due to an increase in sales volume in the liquid dairy, food packaging and juice markets due to higher demand. The increase was partially offset by a $13 million revenue decrease in the Western European market largely due to lower volumes from a market shift to the use of lower cost PET instead of cartonboard in the juice market.

Revenue in the rest of the world increased by $206 million, or 37%, to $757 million for the year ended December 31, 2010 compared to $551 million for the year ended December 31, 2009. The increase in revenue is partially attributable to $82 million of incremental revenue generated from the operations of the Whakatane paper mill which was acquired in May 2010. Additionally, revenue increased by $147 million mainly due to an increase in sales volume in China resulting from the recovery of consumer confidence in milk products following the melamine contamination of dairy products that occurred in 2008 in South America primarily due to new customers and in the Middle East primarily due to a significant increase in volume and the number of filler machines deployed to meet the needs of new customers. Revenue for the year ended December 31, 2010 included an unfavorable foreign currency impact of $23 million largely attributable to the strengthening of the Thai baht and Brazilian real against the dollar.

Cost of Sales.  Cost of sales increased by $124 million, or 10%, to $1,382 million for the year ended December 31, 2010 compared to $1,258 million for the year ended December 31, 2009. Cost of sales increased by $187 million due to the impact of volume increases primarily attributable to the operations of the Whakatane paper mill as discussed above. The increase in cost of sales was partially offset by a $64 million favorable foreign currency impact largely attributable to the weakening of the euro against the dollar. Raw materials costs, primarily resin and aluminum, increased by $117 million during the year ended December 31, 2010. For the years ended December 31, 2010 and 2009, raw material costs accounted for 63% and 60% of SIG’s cost of sales, respectively.

Gross Profit.  Gross profit increased by $54 million or 13% to $464 million for the year ended December 31, 2010 compared to $410 million for the year ended December 31, 2009. Gross profit margin for the year ended December 31, 2010 remained stable at 25% compared to the year ended December 31, 2009. Besides positive volume growth, the margin benefitted from improvement of the profit margin in China, due to relatively lower manufacturing costs as a result of a plant expansion in China, which yielded better fixed cost absorption. These were partially offset by increases in raw material costs that were not passed through to customers. Gross profit for the year ended December 31, 2010 reflected an unfavorable foreign currency impact of $8 million compared to the year ended December 31, 2009, largely attributable to the weakening of the euro against the dollar.

Selling, Marketing and Distribution Expenses/General and Administration Expenses.  Selling, marketing and distribution expenses and general and administration expenses increased by $11 million, or 5%, to $235 million for the year ended December 31, 2010 compared to $224 million for the year ended December 31, 2009 primarily due to $9 million in additional expenses related to SIG’s developing business in the growing China and South American markets.

Other.  Other expenses reflect a $26 million decline in restructuring expenses related to redundancy and related consulting costs.

Profit from Operating Activities, EBITDA and Adjusted EBITDA.  As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the year ended December 31, 2010 were $267 million, $510 million and $513 million, respectively, compared to $190 million, $440 million and $475 million, respectively, for the year ended December 31, 2009.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the years ended December 31, 2010 and December 31, 2009 for the SIG segment is as follows:

	For the Year Ended December 31,
	2010	2009
	(In $ million)

Profit from operating activities	267	190
Depreciation and amortization	243	250

EBITDA	510	440
Included in SIG segment EBITDA:
Asset impairment charges (reversals)	(1)	6
Equity method profit not distributed in cash	(11)	(8)
(Gain) on sale of businesses and investment properties	(6)	—
Restructuring costs	11	38
Unrealized gain on derivatives	—	(4)
VAT and customs duties on historical imports	10	3

SIG segment Adjusted EBITDA	513	475

Evergreen Segment

	For the Year Ended December 31,
		% of Segment		% of Segment		%
	2010	Revenue	2009	Revenue	Change	Change
	(In $ million, except for %)

Segment revenue	1,583	100%	1,429	100%	154	11%
Cost of sales	(1,374)	(87)%	(1,053)	(74)%	(321)	30%

Gross profit	209	13%	376	26%	(167)	(44)%
Selling, marketing and distribution expense General and administration expense	(94)	(6)%	(83)	(6)%	(11)	13%
Net other income (expense)	27	2%	(2)	—%	29	NM
Profit from operating activities	144	9%	293	21%	(149)	(51)%
Evergreen segment EBITDA	206	13%	357	25%	(151)	(42)%
Evergreen segment Adjusted EBITDA	196	12%	167	12%	29	17%

Revenue.  Revenue increased by $154 million, or 11%, to $1,583 million for the year ended December 31, 2010 compared to $1,429 million for the year ended December 31, 2009. This increase was largely attributable to a $80 million increase in external sales of liquid packaging board and an increase of $75 million in sales of paper products, partially offset by a $1 million decrease in sales of cartons. The increase in sales of liquid packaging board is due to higher sales volume of $62 million, resulting from higher consumer demand due to the recovery from the economic slowdown experienced in the year ended December 31, 2009, and $18 million of higher sales prices as a result of the pass through of raw material price fluctuations to customers. The increase in sales of paper products is due to higher volume of $56 million and higher sales prices of $19 million as demand for envelopes and other commercial paper products recovered from the economic slowdown experienced in the year ended December 31, 2009. The decline in sales of cartons is due to a decrease in volume of $18 million due to lower customer demand, partially offset by higher prices of $17 million as a result of the pass through of raw material price fluctuations to customers.

Cost of Sales.  Cost of sales increased by $321 million, or 30%, to $1,374 million for the year ended December 31, 2010 compared to $1,053 million for the year ended December 31, 2009. The increase in cost of sales is mainly attributable to the recognition of $10 million of Black Liquor Credit for the year ended December 31, 2010 compared to $214 million of Black Liquor Credit for the year ended December 31, 2009. For further information on Black Liquor Credit see “— Key Factors Influencing Our Financial Condition and Results of Operations — Raw Materials and Energy Prices.”

Excluding the impact of Black Liquor Credit, cost of sales would have increased by $117 million, or 9%, to $1,384 million for the year ended December 31, 2010 compared to $1,267 million for the year ended December 31, 2009. The increase in cost of sales would have been attributable to a $136 million increase related to higher sales volume, primarily of liquid packaging board and paper products, partially offset by a $19 million benefit from cost savings initiatives. Excluding the impact of Black Liquor Credit, raw material costs for the years ended December 31, 2010 and 2009 accounted for 41% and 42% of Evergreen’s cost of sales, respectively.

Gross Profit.  Gross profit decreased by $167 million, or 44%, to $209 million for the year ended December 31, 2010 compared to $376 million for the year ended December 31, 2009. Gross profit margin for the year ended December 31, 2010 decreased to 13% of the segment’s revenue compared to 26% for the year ended December 31, 2009. This decrease was due to a decline in the impact of Black Liquor Credit on cost of sales as discussed above.

Excluding the impact of Black Liquor Credit, gross profit would have been 13% of the segment’s revenue for the year ended December 31, 2010 compared to 11% for the year ended December 31, 2009. This improvement in gross profit margin was largely driven by higher sales volume, partially offset by an increase in raw material costs and other input costs as a result of the lag time between the purchase of raw materials by Evergreen and the pass through of raw material price fluctuations to customers.

Evergreen’s gross profit has been in the past, and will continue to be in the future, impacted by changes in the costs of raw materials, including fiber, resin and commodity chemicals, and energy, including fuel oil, electricity, natural gas and coal. Evergreen purchases most of its raw materials on the spot market and generally cannot immediately pass through price increases or declines to its customers because the contractual price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. Due to the differences in timing between Evergreen’s purchases of raw materials from its suppliers and sales to its customers, there is often a lead-lag impact, with margins being negatively impacted in periods of rising raw material prices and positively impacted in periods of falling raw material prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses.  Selling, marketing and distribution expenses and general and administration expenses increased by $11 million, or 13%, to $94 million for the year ended December 31, 2010 compared to $83 million for the year ended December 31, 2009, largely due to increased compensation expense.

Other.  Net other expenses decreased by $29 million to net other income of $27 million for the year ended December 31, 2010 compared to net other expense of $2 million for the year ended December 31, 2009 due to an $11 million decline in operational process engineering-related consultancy costs, an increase in by-product sales of $7 million, a $2 million gain on sale of businesses, a $6 million decline in asset impairment charges and a $3 million decrease in restructuring charges incurred in 2009 due to exit costs and the disposal of certain manufacturing facilities.

Profit from Operating Activities, EBITDA and Adjusted EBITDA.  As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the year ended December 31, 2010 were $144 million, $206 million and $196 million, respectively, compared to $293 million, $357 million and $167 million, respectively, for the year ended December 31, 2009.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the years ended December 31, 2010 and December 31, 2009 for the Evergreen segment is as follows:

	For the Year Ended December 31,
	2010	2009
	(In $ million)

Profit from operating activities	144	293
Depreciation and amortization	62	64

EBITDA	206	357
Included in Evergreen segment EBITDA:
Asset impairment charges	—	6
Black Liquor Credit	(10)	(214)
Business acquisition costs	1	1
Equity method profit not distributed in cash	(3)	(2)
Gain on sale of businesses and investment properties	(2)	—
Korean insurance claim	—	(2)
Operational process engineering-related consultancy costs	2	13
Related party management fees	1	3
Restructuring costs	—	3
Unrealized loss on derivatives	1	—
Write-down of assets held for sale	—	1
Write-off of receivables related to the sale of Venezuela operations	—	1

Evergreen segment Adjusted EBITDA	196	167

Closures Segment

	For the Year Ended December 31,
		% of		% of
		Segment		Segment		%
	2010	Revenue	2009	Revenue	Change	Change
	(In $ million, except for %)

Segment revenue	1,174	100%	980	100%	194	20%
Cost of sales	(989)	(84)%	(819)	(84)%	(170)	21%
Gross profit	185	16%	161	16%	24	15%
Selling, marketing and distribution expense/General and administration expense	(96)	(8)%	(87)	(9)%	(9)	10%
Net other income (expense)	7	1%	8	1%	(1)	(13)%
Profit from operating activities	96	8%	82	8%	14	17%
Closures segment EBITDA	175	15%	155	16%	20	13%
Closures segment Adjusted EBITDA	170	14%	148	15%	22	15%

Revenue.  Revenue increased by $194 million, or 20%, to $1,174 million for the year ended December 31, 2010 compared to $980 million for the year ended December 31, 2009. As discussed in more detail below, $73 million of this increase in revenue was due to increased sales volumes, largely attributable to market growth in Europe and Asia. In addition, the increase in revenue is also attributable to $52 million of incremental revenue generated from the operations of CSI Americas which was acquired in February 2010. Favorable foreign currency impact also increased revenue by $25 million primarily due to the strengthening of the Japanese yen, Mexican peso and Brazilian real against the dollar.

Closures’ revenue is also impacted by changes in product mix and pricing related to the pass-through of resin price increases to customers. Within its beverage caps and closures market, Closures sells both a short height closure and a traditional two-piece closure. Prices are generally lower on the short height closure compared to the traditional two-piece closure, therefore, product mix in the period directly impacts revenue. In addition, contractual price adjustments with customers do not occur simultaneously with actual resin purchase price fluctuations, but rather on a monthly, quarterly, semi-annual or other basis. Therefore, due to the differences in timing between Closures’ purchase of resin from its suppliers and sales of closures to its customers, pricing related to the pass-through of resin price fluctuations to customers also directly impacts revenue. The net increase in revenue as a result of product mix and pricing related to the pass-through of resin price increases to customers was $44 million.

Revenue from North America increased by $103 million, or 29%, to $464 million for the year ended December 31, 2010 compared to $361 million for the year ended December 31, 2009. This increase was primarily attributable to $52 million of incremental revenue generated from the operations of CSI Americas. In addition, higher sales volume, primarily due to increased market share in North America, increased revenue by $6 million. Favorable foreign currency impact increased revenue by $9 million, primarily due to the strengthening of the Mexican peso against the dollar. The net increase in revenue as a result of changes in product mix and pricing related to the pass-through of resin price increases to customers was $36 million.

Revenue in the rest of the world markets increased by $92 million, or 15%, to $711 million for the year ended December 31, 2010 compared to $619 million for the year ended December 31, 2009. Increased volume, largely attributable to growth in Europe and Asia, contributed $68 million to the increase in revenue. These increases were primarily attributable to increased market penetration, introduction of new products, including short height closures, and increased market share in Europe and Asia. Favorable foreign currency impact, primarily due to the strengthening of the Japanese yen and Brazilian real against the dollar, increased revenue in the rest of the world by $16 million. The net increase in revenue as a result of changes in product mix and pricing related to the pass-through of resin price increases to customers was $8 million.

Cost of Sales.  Cost of sales increased by $170 million, or 21%, to $989 million for the year ended December 31, 2010 compared to $819 million for the year ended December 31, 2009. The increase in cost of sales was primarily attributable to a $57 million increase due to higher sales volumes, as discussed above, as well as $49 million of incremental costs associated with the operations of CSI Americas. In addition, unfavorable foreign currency impact increased cost of sales by $21 million, primarily due to the strengthening of the Japanese yen, Mexican peso and Brazilian real against the dollar.

Closures’ cost of sales is also impacted by changes in product mix and raw material costs. Gross raw materials costs, primarily resin, increased by $130 million for the year ended December 31, 2010 compared to the year ended December 31, 2009, a significant portion of which is passed through to Closures’ customers as discussed above. The net increase in cost of sales as a result of changes in product mix and increases in raw material costs was $42 million. For the years ended December 31, 2010 and 2009, raw material costs accounted for 59% and 55% of Closures’ cost of sales, respectively.

Gross Profit.  Gross profit increased by $24 million, or 15%, to $185 million for the year ended December 31, 2010 compared to $161 million for the year ended December 31, 2009 and gross profit margin remained flat at 16% for the year ended December 31, 2010 compared to the year ended December 31, 2009.

Gross profit increased by $16 million as a result of sales volume growth and $3 million as a result of incremental gross profit generated from the operations of CSI Americas which was acquired in February 2010. Favorable foreign currency impact increased gross profit by $4 million, primarily due to the strengthening of the Japanese yen, Mexican peso and Brazilian real against the dollar. These increases were partially offset by the net impact of increased raw material costs, changes in product mix and pricing related to the pass-through of resin price increases to customers as discussed above.

Selling, Marketing and Distribution Expenses/General and Administration Expenses.  Selling, marketing and distribution expenses and general and administration expenses increased by $9 million, or 10%, to $96 million for the year ended December 31, 2010 compared to $87 million for the year ended December 31,

2009. This increase was largely due to $3 million of higher amortization expense primarily as a result of the implementation of software during the second half of 2009, as well as $4 million of higher advertising and other marketing expenses primarily associated with market expansion.

Other.  Other income included a gain of $10 million on the purchase of CSI Americas in February 2010 and $3 million of restructuring costs. The results of operations for the year ended December 31, 2009 included $10 million of unrealized gains on derivative instruments and $3 million of restructuring costs. These items have been included in the segment’s Adjusted EBITDA calculation.

Profit from Operating Activities, EBITDA and Adjusted EBITDA.  As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the year ended December 31, 2010 were $96 million, $175 million and $170 million, respectively, compared to $82 million, $155 million and $148 million, respectively, for the year ended December 31, 2009.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the years ended December 31, 2010 and December 31, 2009 for the Closures segment is as follows:

	For the Year Ended December 31,
	2010	2009
	(In $ million)

Profit from operating activities	96	82
Depreciation and amortization	79	73

EBITDA	175	155
Included in Closures segment EBITDA:
Business acquisition costs	1	—
Business interruption costs	2	—
CSI Americas gain on acquisition	(10)	—
Restructuring costs	3	3
Unrealized gain on derivatives	(1)	(10)

Closures segment Adjusted EBITDA	170	148

Reynolds Consumer Products Segment

	For the Year Ended December 31,
		% of		% of
		Segment		Segment		%
	2010(1)	Revenue	2009(2)	Revenue	Change	Change
	(In $ million, except for %)

Segment revenue	1,378	100%	1,190	100%	188	16%
Cost of sales	(1,051)	(76)%	(968)	(81)%	(83)	9%
Gross profit	327	24%	222	19%	105	47%
Selling, marketing and distribution expense/General and administration expense	(116)	(8)%	(126)	(11)%	10	(8)%
Net other income (expense)	3	—%	95	8%	(92)	(97)%
Profit from operating activities	214	16%	191	16%	23	12%
Reynolds Consumer Products segment EBITDA	276	20%	254	21%	22	9%
Reynolds Consumer Products segment Adjusted EBITDA	299	22%	280	24%	19	7%

(1)	Represents the results of operations for Reynolds Consumer Products for the full year ended December 31, 2010 which includes the results of operations of the Hefty consumer products business for the period from November 16, 2010 to December 31, 2010.

(2)	Represents the results of operations for Reynolds Consumer Products for the full year ended December 31, 2009, which consists of the results of operations for the Reynolds consumer products business and does not include the results of operations for the Hefty consumer products business acquired in November 2010 as part of the Pactiv Acquisition.

We acquired Pactiv on November 16, 2010. The operating results of the Hefty consumer products business have been included within the Reynolds Consumer Products segment since the consummation of the Pactiv Acquisition. For the period from November 16, 2010 to December 31, 2010, the Hefty consumer products business’ revenue, cost of sales, selling, marketing and distribution expenses/general and administration expenses, profit from operating activities, EBITDA and Adjusted EBITDA included in the Reynolds Consumer Products segment were $177 million, $156 million, $17 million, $4 million, $17 million and $42 million, respectively.

Revenue.  Revenue increased by $188 million, or 16%, to $1,378 million for the year ended December 31, 2010 compared to $1,190 million for the year ended December 31, 2009. This increase was largely attributable to $177 million of incremental revenue from waste and storage and tableware products generated from the operations of the Hefty consumer products business which was acquired as part of the Pactiv Acquisition in November 2010. The remaining $11 million increase in revenue was mainly due to an increase in selling prices resulting from the pass-through of resin price increases to customers and increases in sales volume, partially offset by a decrease in revenue resulting from the planned exit from certain low margin or unprofitable product lines in the second half of 2009.

Cost of Sales.  Cost of sales increased by $83 million, or 9%, to $1,051 million for the year ended December 31, 2010 compared to $968 million for the year ended December 31, 2009. The increase in cost of sales was due to incremental cost of sales of $156 million incurred by the Hefty consumer products business, which included purchase price accounting adjustments of $25 million for inventories acquired as part of the Pactiv Acquisition. The increase was partially offset by realized hedging losses recognized for the year ended December 31, 2009, partially offset by increased raw material costs for the year ended December 31, 2010. Cost of sales for the year ended December 31, 2009 was negatively impacted by realized losses of $91 million related to the settlement of unfavorable aluminum hedge positions under the segment’s historical hedging policy, which has since been terminated. As a result of this hedging policy and the steep decline in the price of aluminum during the second half of 2008 and into early 2009, Reynolds Consumer Products realized $91 million of hedging losses, which is reflected in cost of sales for the year ended December 31, 2009.

Excluding the impact of the realized losses related to the unfavorable aluminum hedge positions in 2009 and the increased cost of sales incurred by the Hefty consumer products business which was acquired in November 2010, cost of sales would have increased by $18 million from $877 million for the year ended December 31, 2009 to $895 million for the year ended December 31, 2010. This increase would have been primarily due to increased raw material costs, which increased by approximately $22 million and represented 58% of cost of sales for the year ended December 31, 2009 compared to 59% of cost of sales for the year ended December 31, 2010.

Gross Profit.  Gross profit increased by $105 million, or 47%, to $327 million for the year ended December 31, 2010 compared to $222 million for the year ended December 31, 2009, with the gross profit margin for the year ended December 31, 2010 increasing to 24% of the segment’s revenue compared to 19% for the year ended December 31, 2009. The increase in gross profit reflects the incremental gross profit of $21 million generated from the operations of the Hefty consumer products business which was acquired as part of the Pactiv Acquisition in November 2010, and takes into effect the negative impact of purchase price accounting adjustments as discussed above. Gross profit and gross profit margin also increased due to the impact of the realized losses associated with the settlement of unfavorable aluminum hedge positions as discussed above.

Excluding the impact of these items, gross profit margin would have been 26% for the year ended December 31, 2010, consistent with the year ended December 31, 2009. This decrease is primarily due to increased raw material costs that Reynolds Consumer Products has not been able to fully pass through to its customers.

Reynolds Consumer Products’ gross profit has been in the past, and will continue to be in the future, impacted by changes in the costs of raw materials, including resin and aluminum. Reynolds Consumer Products generally cannot immediately pass through price increases or declines to its customers because the contractual price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. For most resin based products, there is a lag time between the purchase of raw materials by Reynolds Consumer Products and the pass-through of raw material price fluctuations to customers. For aluminum based products, contracts with customers do not contain contractual price protection for raw material cost fluctuations. Due to the differences in timing between Reynolds Consumer Products’ purchases of resin from its suppliers and sales to its customers, there is often a lead-lag impact, during which margins are negatively impacted in periods of rising resin prices and positively impacted in periods of falling resin prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses.  Selling, marketing and distribution expenses and general and administration expenses decreased by $10 million, or 8%, to $116 million for the year ended December 31, 2010 compared to $126 million for the year ended December 31, 2009. The decrease in selling, marketing and distribution expenses and general and administration expenses was primarily due to the costs incurred in the year ended December 31, 2009 related to the transition from Alcoa’s systems, networks and services to those of Reynolds Consumer Products and costs related to a flood at one of the segment’s locations, partially offset by additional expenses of $17 million attributable to the Hefty consumer products business.

Other.  Net other income decreased by $92 million to $3 million net other income compared to $95 million net other income for the year ended December 31, 2009. The decrease in other income reflects a decrease of $100 million in unrealized gains on open aluminum hedge positions and a decrease of $9 million in restructuring costs associated with plant rationalizations.

Profit from Operating Activities, EBITDA and Adjusted EBITDA.  As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the year ended December 31, 2010 were $214 million, $276 million and $299 million, respectively, compared to $191 million, $254 million and $280 million, respectively, for the year ended December 31, 2009.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the years ended December 31, 2010 and December 31, 2009 for the Reynolds Consumer Products segment is as follows:

	For the Year Ended December 31,
	2010(1)	2009(2)
	(In $ million)

Profit from operating activities	214	191
Depreciation and amortization	62	63

EBITDA	276	254
Included in Reynolds Consumer Products segment EBITDA:
Adjustment related to settlement of a lease obligation	(2)	—
Elimination of historical Reynolds hedging policy	—	91
Impact of purchase price accounting on inventories	25	—
Loss on sale of Baco assets	—	1
Manufacturing plant flood impact	—	5
Operational process engineering-related consultancy costs	6	—
Plant realignment costs	—	2
Restructuring costs (recoveries)	(4)	5
Transition costs	—	24
Unrealized gain on derivatives	(2)	(102)

Reynolds Consumer Products segment Adjusted EBITDA	299	280

(1)	Represents the results of operations of Reynolds Consumer Products for the full year ended December 31, 2010 which includes the results of operations of the Hefty consumer products business for the period from November 16, 2010 to December 31, 2010.

(2)	Represents the results of operations of Reynolds Consumer Products for the full year ended December 31, 2009, which consists of the results of operations for the Reynolds consumer products business and does not include the results of operations for the Hefty consumer products business acquired in November 2010 as part of the Pactiv Acquisition.

Pactiv Foodservice Segment

	For the Year Ended December 31,
		% of		% of
		Segment		Segment		%
	2010(1)	Revenue	2009(2)	Revenue	Change	Change
	(In $ million, except for %)

Segment revenue	924	100%	739	100%	185	25%
Cost of sales	(859)	93%	(692)	94%	(167)	24%
Gross profit	65	7%	47	6%	18	38%
Selling, marketing and distribution expense/General and administration expense	(80)	(9)%	(50)	(7)%	(30)	60%
Net other income (expense)	(26)	(3)%	5	1%	(31)	NM
Profit (loss) from operating activities	(41)	(4)%	2	—%	(43)	NM
Pactiv Foodservice segment EBITDA	17	2%	54	7%	(37)	(69)%
Pactiv Foodservice segment Adjusted EBITDA	81	9%	60	8%	21	35%

(1)	Represents the results of operations of Pactiv Foodservice for the full year ended December 31, 2010 which includes the results of operations of the Pactiv foodservice packaging business for the period from November 16, 2010 to December 31, 2010.

(2)	Represents the results of operations of Pactiv Foodservice for the full year ended December 31, 2009, which consists of the results of operations for the Reynolds foodservice packaging business and does not include the results of operations for the Pactiv foodservice packaging business acquired in November 2010 as part of the Pactiv Acquisition.

We acquired Pactiv on November 16, 2010. The operating results of the Pactiv foodservice packaging business have been included within the Pactiv Foodservice segment since the consummation of the Pactiv Acquisition. For the period from November 16, 2010 to December 31, 2010, the Pactiv foodservice packaging business’ revenues, cost of sales, selling, marketing and distribution expenses/general and administration expenses, loss from operating activities, loss before interest, taxes, depreciation and amortization and Adjusted EBITDA included in the Pactiv Foodservice segment for 2010 were $304 million, $288 million, $34 million, $38 million, $9 million and $49 million, respectively.

Revenue.  Revenue increased by $185 million, or 25%, to $924 million for the year ended December 31, 2010 compared to $739 million for the year ended December 31, 2009. This increase was largely attributable to $304 million of incremental revenue generated from foam, tableware, and specialty products generated from the operations of the Pactiv foodservice packaging business which was acquired as part of the Pactiv Acquisition in November 2010. Prior to this acquisition, none of these products were offered by the Reynolds foodservice packaging business. Clear plastics, paper and aluminum product offerings were also significantly expanded as a result of the Pactiv Acquisition. Excluding the incremental revenue associated with the Pactiv Acquisition, revenue decreased by $118 million due to a decline in revenue of $76 million due to the sale of Pactiv Foodservice’s envelope window film business in January 2010, $69 million due to lower sales volume resulting from planned exits from non-core and lower margin products in 2009, and an overall decrease in demand of $39 million due to depressed market conditions in the United States. These decreases were partially offset by improved pricing of $66 million from the flow-through of resin price increases to customers.

Cost of Sales.  Cost of sales increased by $167 million, or 24%, to $859 million for the year ended December 31, 2010 compared to $692 million for the year ended December 31, 2009. The increase is primarily attributable to the incremental cost of sales of $288 million incurred by the Pactiv foodservice packaging business that was acquired as part of the Pactiv Acquisition in November 2010, including the negative impact of $38 million related to the fair value adjustment of inventories acquired which were subsequently sold in the normal course of business.

Excluding the incremental cost of sales incurred by the Pactiv foodservice packaging business, cost of sales decreased by $121 million, primarily as a result of the sale of Pactiv Foodservice’s envelope window film business in January 2010 and exits from non-core and lower margin products.

Pactiv Foodservice experienced increases in the purchase price of raw materials, primarily resin and aluminum, for the year ended December 31, 2010 compared to the year ended December 31, 2009. However, raw material costs accounted for 61% and 65% of Pactiv Foodservice’s cost of sales, respectively, for the same periods. This decrease in raw material costs as a percentage of cost of sales is primarily attributable to increased depreciation and amortization expense as a result of increases in the fair values of property, plant and equipment that were acquired as part of the Pactiv Acquisition. Raw material costs for the year ended December 31, 2010 increased by $77 million compared to the year ended December 31, 2009, primarily due to $141 million of incremental raw material costs incurred by the Pactiv foodservice packaging business, partially offset by a $64 million decrease in raw material costs as a result of the sale of Pactiv Foodservice’s envelope window film business in January 2010 and the exit from non-core and lower margin products.

Gross Profit.  Gross profit increased by $18 million, or 38%, to $65 million for the year ended December 31, 2010 compared to $47 million for the year ended December 31, 2009, with gross profit margin for the year ended December 31, 2010 increasing to 7% of the segment’s revenue compared to 6% for the year ended December 31, 2009. This increase in gross profit was largely attributable to $15 million of incremental gross profit generated from the operations of the Pactiv foodservice packaging business which was acquired as part of the Pactiv Acquisition in November 2010. The gross profit margin impact attributable to the Pactiv foodservice packaging business includes a negative impact of $38 million related to the fair value adjustment of inventories acquired which were subsequently sold in the normal course of business.

Excluding the impact from this fair value adjustment in inventories acquired, gross profit margin would have increased by $56 million, or 119%, to $103 million for the year ended December 31, 2010 compared to $47 million for the year ended December 31, 2009. Gross profit margin would have increased to 11% of the segment’s revenue for the year ended December 31, 2010 compared to 6% for the year ended December 31, 2009.

Excluding the incremental gross profit associated with the Pactiv foodservice packaging business that was acquired as part of the Pactiv Acquisition in November 2010, gross profit would have increased by $3 million and gross profit margin would have increased to 8% of the segment’s revenue for the year ended December 31, 2010 compared to 6% for the year ended December 31, 2009. This increase would have been driven by productivity efficiencies and the exit from lower margin products as discussed above.

Pactiv Foodservice’s gross profit has been in the past, and will continue to be in the future, impacted by changes in the costs of raw materials, including resin and aluminum. Pactiv Foodservice generally cannot immediately pass through price increases or declines to its customers because the price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. Due to the differences in timing between Pactiv Foodservice’s purchases of raw materials from its suppliers and sales to its customers, there is often a lead-lag impact, with margins being negatively impacted in periods of rising raw material prices and positively impacted in periods of falling raw material prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses.  Selling, marketing and distribution expenses and general and administration expenses increased by $30 million, or 60%, to $80 million for the year ended December 31, 2010 compared to $50 million for the year ended December 31, 2009. The increase in selling, marketing and distribution expenses and general and administration expenses was primarily due to additional expenses of $34 million attributable to the operations of the Pactiv foodservice packaging business, which was partially offset by benefits from previously implemented restructuring programs related to headcount reductions.

Other.  Net other expenses increased by $31 million to $26 million net other expense compared to $5 million net other income for the year ended December 31, 2009. The increase in other expenses was mainly attributed to an increase of $28 million in impairment charges, comprised of $23 million in impairment charges related to plant closures attributable to the integration of the Pactiv foodservice packaging business which was acquired as part of the Pactiv Acquisition in November 2010, $7 million in impairment charges on assets classified as held-for-sale, a decrease of $12 million of unrealized gains on open hedge positions of aluminum and resin due to changes in fair value and an increase of $7 million related to the termination of redundant supply agreements. This was partially offset by a decrease of $10 million in severance expense as part of a restructuring initiative and an increase of $8 million resulting from a gain on sale of a business.

Loss from Operating Activities, EBITDA and Adjusted EBITDA.  As a result of the above factors, loss from operating activities, EBITDA and Adjusted EBITDA for the year ended December 31, 2010 were $41 million, $17 million and $81 million, respectively, compared to a profit from operating activities of $2 million, EBITDA of $54 million and Adjusted EBITDA of $60 million for the year ended December 31, 2009.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit (loss) from operating activities to EBITDA and Adjusted EBITDA for the years ended December 31, 2010 and December 31, 2009 for the Pactiv Foodservice segment is as follows:

	For the Year Ended December 31,
	2010	2009
	(In $ million)

Profit (loss) from operating activities	(41)	2
Depreciation and amortization	58	52

EBITDA	17	54
Included in Pactiv Foodservice segment EBITDA:
Asset impairment charges	29	1
Elimination of the effect of the historical Reynolds Consumer hedging policy	—	4
Gain on sale of businesses and investment properties	(8)	—
Impact of purchase price accounting on inventories	38	—
Inventory write-off arising on restructure	—	5
Restructuring costs (recoveries)	(1)	9
Termination of supply agreement	7	—
Unrealized gain on derivatives	(1)	(13)

Pactiv Foodservice segment Adjusted EBITDA	81	60

Differences Between the RGHL Group and Beverage Packaging Holdings Group Results of Operations

There are certain differences between the RGHL Group’s financial statements and the Beverage Packaging Holdings Group’s financial statements, each included elsewhere in this prospectus. The Beverage Packaging Holdings Group consists of BP I, BP I’s consolidated subsidiaries and BP II.

RGHL is a non-operating holding company. Consequently, there are no differences between the revenue and gross profit amounts presented in the RGHL Group’s financial statements and the Beverage Packaging Holdings Group’s financial statements. The differences in the reported profit (loss) before income tax between the RGHL Group’s financial statements and the Beverage Packaging Holdings Group’s financial statements are primarily due to related party interest income and expenses that are recognized by RGHL, intercompany amounts between RGHL and the members of the Beverage Packaging Holdings Group that eliminate on consolidation of the RGHL Group, foreign exchange movements on the related party balances of RGHL and incidental RGHL corporate expenses.

Differences between the RGHL Group’s balance sheet and Beverage Packaging Holdings Group’s balance sheet are primarily attributable to the related party receivables and borrowings of RGHL.

Liquidity and Capital Resources

Historical Cash Flows

The following table discloses the RGHL Group’s cash flows from continuing operations for the periods presented:

	For the Year Ended December 31,
	2011(1)	2010(2)	2009(3)
	(In $ million)

Net cash flows from operating activities	443	383	770
Net cash used in investing activities	2,502	(4,588)	(135)
Net cash flows from (used in) financing activities	2,006	4,345	(501)

(1)	Represents the results of operations of SIG, Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice for the full year ended December 31, 2011, the results of Graham Packaging from September 8, 2011 to December 31, 2011 and the results of Dopaco from May 2, 2011 to December 31, 2011.

(2)	Represents the results of operations of SIG, Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice for the full year ended December 31, 2010. Reynolds Consumer Products and Pactiv Foodservice include the results of operations of the Hefty consumer products and Pactiv foodservice packaging businesses, respectively, for the period from November 16, 2010 to December 31, 2010.

(3)	Represents the results of operations of SIG, Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice for the full year ended December 31, 2009.

Cash Flow from Operating Activities

Cash flows from operating activities for the year ended December 31, 2011 generated a net cash inflow of $443 million compared to a net cash inflow of $383 million for the year ended December 31, 2010. The increase in cash flow from operating activities was driven by an increase in cash received from customers less cash paid to suppliers and employees of $455 million, lower change of control and other acquisition costs during 2011 compared to 2010 and lower tax related payments during 2011 compared to 2010. These increases were partially offset by a $552 million increase in interest payments due to an overall increase in our borrowings to fund the Graham Packaging Acquisition and the Pactiv Acquisition. The increase in the net cash received from customers, suppliers, and employees of $455 million is attributable to additional cash inflow from the inclusion of Pactiv, Graham Packaging and Dopaco that was partially offset by payments related to restructuring, business integration and operational process engineering costs as well as higher raw material costs within the legacy businesses. The change of control and other acquisition costs for 2011 related to the Graham Packaging Acquisition and the Dopaco Acquisition and the change of control and other acquisition costs for 2010 related to the Pactiv Acquisition.

Cash flows from operating activities for the year ended December 31, 2010 generated a net cash inflow of $383 million compared to $770 million for the year ended December 31, 2009. The $387 million decrease in cash inflow reflects the impact of changes of $23 million in our working capital position as well as additional interest and tax payments of $206 million during the year ended December 31, 2010, compared to the year ended December 31, 2009. The Pactiv Acquisition resulted in a reduction in cash flows from operating activities of $171 million due to change of control payments. The increase in interest payments is due to the overall increase in our borrowings.

Cash Flow used in Investing Activities

Cash flows used in investing activities for the year ended December 31, 2011 resulted in a net cash outflow of $2,502 million compared to $4,588 million for the year ended December 31, 2010. The decrease in cash outflow was driven by the size of the business acquisitions during 2011 and 2010. The Pactiv Acquisition in 2010 was for cash consideration (net of cash acquired) of $4,361 million compared to the 2011 acquisitions of Graham Packaging for cash consideration (net of cash acquired) of $1,651 million and Dopaco for cash consideration (net of bank overdraft acquired) of $397 million. The cash flow used in investing activities for the year ended December 31, 2010 also includes proceeds of $32 million related to the sale of the envelope window film business and cash outflows of $25 million related to the acquisition of CSI Americas and $46 million related to the purchase of the Whakatane paper mill.

Capital expenditures increased by $183 million to $520 million for the year ended December 31, 2011 compared to 2010. The increase was primarily related to additional capital expenditures from the Pactiv Acquisition and the Graham Packaging Acquisition as well as higher spending at our SIG segment primarily to expand manufacturing capacity in Brazil and China. Refer also to “— Capital Expenditures” for additional information regarding expenditures on property, plant and equipment and intangible assets.

Cash flows used in investing activities for the year ended December 31, 2010 resulted in a net cash outflow of $4,588 million compared to $135 million for the year ended December 31, 2009. The increase in net cash outflows from investing activities is principally due to the Pactiv Acquisition for total consideration, net of cash acquired, of $4,361 million and an increase of $45 million in capital expenditures.

Cash Flow from (used in) Financing Activities

Cash flows from financing activities for the year ended December 31, 2011 resulted in a net cash inflow of $2,006 million compared to a net cash inflow of $4,345 million for the year ended December 31, 2010. The decrease in cash inflow was primarily driven by the drawdowns and repayments of our external borrowings that were used to fund our acquisitions in 2011 compared to 2010. Refer to note 25 of the RGHL Group’s audited financial statements for the year ended December 31, 2011 included elsewhere in this prospectus for details related to each of our borrowings.

Cash flows from financing activities for the year ended December 31, 2010 resulted in a net cash inflow of $4,345 million compared to a net cash outflow of $501 million in the year ended December 31, 2009. Cash flows from financing activities for the year ended December 31, 2010 consisted principally of (i) $317 million of payments pertaining to debt issuance costs related to the RGHL Transaction and the Evergreen Transaction and fees associated with the debt commitment letter entered into in connection with the Pactiv Transaction and (ii) drawdown of borrowings of $6,822 million that was partially offset by a payment of $1,958 million for the acquisition of businesses under common control, specifically the Evergreen Acquisition excluding the Whakatane paper mill and the Reynolds Foodservice Acquisition. The borrowings were also utilized to partially fund the Pactiv Acquisition.

Capital Expenditures

	For the Year Ended December 31,
	2011(1)	2010(2)	2009(3)
	(In $ million)

Property, plant and equipment	(511)	(319)	(244)
Intangibles	(9)	(18)	(48)

Total Capital Expenditures	(520)	(337)	(292)

(1)	Represents the capital expenditures of SIG, Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice for the full year ended December 31, 2011, the capital expenditures of Graham Packaging from September 8, 2011 to December 31, 2011 and the capital expenditures of Dopaco from May 2, 2011 to December 31, 2011.

(2)	Represents the capital expenditures of SIG, Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice for the full year ended December 31, 2010. Reynolds Consumer Products and Pactiv Foodservice include the capital expenditures of the Hefty consumer products and Pactiv foodservice packaging businesses, respectively, for the period from November 16, 2010 to December 31, 2010.

(3)	Represents the capital expenditures of SIG, Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice for the full year ended December 31, 2009.

Capital expenditures increased by $183 million, or 54%, to $520 million for the year ended December 31, 2011 compared to $337 million for the year ended December 31, 2010. The increase was primarily related to additional capital expenditures from the Pactiv Acquisition and the Graham Packaging Acquisition as well as higher spending at our SIG segment primarily to expand manufacturing capacity in Brazil and China.

Capital expenditures increased by $45 million or 15% to $337 million for the year ended December 31, 2010 compared to $292 million for the year ended December 31, 2009, largely due to higher spending at the SIG and Closures segments as we expanded manufacturing capacity in Brazil, India, the Philippines and China.

Capital Resources

We have substantial debt and debt service obligations. As of December 31, 2011, our indebtedness totaled $17,471 million. As of December 31, 2011, after giving pro forma effect to the 2012 Refinancing Transactions, we would have had $18,084 million of outstanding indebtedness and our 2012 annual cash interest obligations on our Senior Secured Credit Facilities, the notes, the February 2012 Notes and our other indebtedness are expected to be $1,450 million.

We have pledged assets that secure the senior secured notes and the Senior Secured Credit Facilities. The collateral consists of substantially all the assets of the Issuers and the guarantors, including the capital stock of their subsidiaries, real property, bank accounts, investments, receivables, equipment and inventory, intellectual property and insurance policies, but excluding, among others (i) real property with a value equal to or less than €5 million or in which such entity has only a leasehold interest, (ii) a number of Pactiv’s real properties, which are estimated to have a book value as of December 31, 2011 of approximately $74 million, (iii) intellectual property with a value of less than €1 million (unless subject to all-asset security documents), (iv) insurance policies that are not material to the RGHL Group as a whole, (v) equity of inactive subsidiaries with a book value of less than $100,000 and (vi) equity of subsidiaries that are not guarantors, are organized in jurisdictions in which no guarantor is organized and have (x) gross assets below 1% of the consolidated total assets of the RGHL Group and (y) EBITDA below 1% of the consolidated EBITDA of the RGHL Group.

As of December 31, 2011, the Senior Secured Credit Facilities included revolving facilities of $120 million and €80 million ($104 million). As of December 31, 2011, these revolving tranches were utilized in the amount of $85 million and €17 million ($22 million) in the form of letters of credit.

On August 9, 2011, certain members of the RGHL Group issued $1,500 million principal amount of the August 2011 Senior Secured Notes and $1,000 million principal amount of the August 2011 Senior Notes. The proceeds of the August 2011 Notes were held in escrow until the closing of the Graham Packaging Acquisition.

On August 9, 2011, we amended the Senior Secured Credit Facilities. Pursuant to the amendments we received commitments for an additional $2,000 million of incremental term loans which were drawn on the closing of the Graham Packaging Acquisition. In addition, certain terms of the credit agreement were amended, including but not limited to: (a) the LIBOR floor on the existing US Term Loans of $2,313 million increased from 1% to 1.25% per annum; (b) the applicable margin on the existing US Term Loans increased from 3.25% to 5.25% per annum and from 3.5% to 5.25% per annum on the €249 million European Term Loans; and (c) a 1% prepayment premium will apply in the case of refinancings and certain pricing amendments within a specified timeframe.

We used the proceeds from the issuance of the August 2011 Notes, together with the funds from the New Incremental Senior Secured Credit Facilities and available cash, to finance the Graham Packaging Acquisition, repay certain existing indebtedness of Graham Packaging and to pay related fees and expenses.

On October 20, 2011, we repurchased $239 million aggregate principal amount of the Graham Packaging 2017 Notes and $231 million aggregate principal amount of the Graham Packaging 2018 Notes pursuant to the Graham Packaging Change of Control Offer.

On February 15, 2012, certain members of the RGHL Group issued $1,250 million aggregate principal amount of the February 2012 Notes. The February 2012 Notes will mature on August 15, 2019. The net proceeds from the offering of the February 2012 Notes were used to refinance the $14 million outstanding aggregate principal amount of the Graham Packaging 2017 Notes, the $19 million outstanding aggregate principal amount of the Graham Packaging 2018 Notes, the $355 million outstanding aggregate principal amount of the Graham Packaging Senior Subordinated Notes and the $249 million outstanding aggregate principal amount of the Pactiv 2012 Notes and pay fees associated with the early repayment of these notes by depositing funds, on February 15, 2012, with the trustees of the Graham Packaging Notes and of the Pactiv 2012 Notes, respectively, to satisfy and discharge their obligations pursuant to the indentures governing these notes. In addition, the issuers of the Graham Packaging Notes and of the Pactiv 2012 Notes redeemed such notes on March 16, 2012. RGHL intends to use the remaining net proceeds from the offering of the February 2012 Notes for general corporate purposes.

We may from time to time seek to issue additional indebtedness depending on market conditions, our cash position requirements and other considerations.

In addition, we may from time to time take steps to reduce our indebtedness, which may include open market repurchases and retirement of currently outstanding indebtedness. The total amount of indebtedness that will be repurchased or retired will depend on market conditions, our cash position requirements and other considerations.

Sources of Liquidity

Our sources of liquidity for the future are expected to be our existing cash resources, cash flows from operations, drawings under the revolving credit facilities of our Senior Secured Credit Facilities and local working capital facilities. In addition to our cash and cash equivalents, as of December 31, 2011, we had $35 million and €63 million ($82 million) available for drawing under our revolving credit facilities.

Our ability to borrow under our revolving credit facilities or our other local working capital facilities may be limited by the terms of such indebtedness or other indebtedness (including the notes, the February 2012 Notes and the 2007 Notes), including as a result of financial maintenance covenants.

As of December 31, 2011, after giving pro forma effect to the 2012 Refinancing Transactions, we would have had $18,084 million of outstanding indebtedness. Our 2012 annual cash interest obligations on our Senior Secured Credit Facilities, the notes, the February 2012 Notes and our other indebtedness are expected to be $1,450 million. The proceeds of certain of the notes and borrowings under the Senior Secured Credit Facilities were mainly used to finance a series of acquisitions, which included the acquisitions of entities ultimately owned by our strategic owner, Mr. Graeme Hart, which we now own. This series of acquisitions grew our business and we have benefited and expect to continue to benefit from synergies from the transactions. We expect to meet our debt service obligations with our existing cash resources and cash flows from operations, which we believe will be adequate to meet our obligations for the next year. Refer to note 25 of the RGHL Group’s audited financial statements as of and for the year ended December 31, 2011, included elsewhere in this prospectus, for details related to our debt and related repayment terms.

Under the indentures governing the notes, the February 2012 Notes and the 2007 Notes, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Indebtedness may be incurred under the incurrence tests if the fixed charge coverage ratio is at least 2.00 to 1.00 on a pro forma basis and, (i) under the indentures that govern our senior secured notes, the liens securing first lien secured indebtedness do not exceed a 3.50 to 1.00 senior secured leverage ratio and (ii) under the indentures that govern our senior notes, the February 2012 Notes and the 2007 Notes, the liens securing any secured indebtedness do not exceed a 4.50 to 1.00 secured leverage ratio.

Under the credit agreement governing the Senior Secured Credit Facilities, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Incremental senior secured indebtedness under the Senior Secured Credit Facilities and senior secured notes in lieu thereof are permitted to be incurred up to an aggregate principal amount of $750 million subject to pro forma compliance with the Senior Secured Credit Facilities’ financial covenants. In addition, we may incur incremental senior secured indebtedness under the Senior Secured Credit Facilities and senior secured notes in an unlimited amount so long as our senior secured leverage ratio does not exceed 3.50 to 1.00 on a pro forma basis and (in the case of incremental senior secured indebtedness under the Senior Secured Credit Facilities only) we are in pro forma compliance with the Senior Secured Credit Facilities’ financial covenants. The incurrence of unsecured indebtedness, including the issuance of senior notes, and unsecured subordinated indebtedness is also permitted subject to pro forma compliance with the Senior Secured Credit Facilities’ financial covenants.

Under the credit agreement governing the Senior Secured Credit Facilities, we are subject to maintenance covenants, including a requirement to maintain a specified net senior secured leverage ratio and a specified interest coverage ratio for specified periods. As of the last day of each fiscal quarter, our net senior secured leverage ratio must be less than or equal to 4.00 to 1.00. As of the last day of each fiscal quarter, our interest coverage ratio, calculated based on the trailing four consecutive fiscal quarters, must be greater than or equal to the ratio set forth opposite the period during which such fiscal quarter ends below:

Period	Ratio

Through December 31, 2011	1.60 to 1.00
January 1, 2012 through December 31, 2012	1.65 to 1.00
January 1, 2013 through December 31, 2013	1.70 to 1.00
January 1, 2014 through December 31, 2014	1.75 to 1.00
January 1, 2015 through December 31, 2015	1.80 to 1.00
January 1, 2016 through December 31, 2016	1.85 to 1.00
January 1, 2017 through December 31, 2017	1.90 to 1.00
Thereafter	1.95 to 1.00

As of December 31, 2011 after giving pro forma effect to the 2012 Refinancing Transactions, our net senior secured leverage ratio was 3.55x and our interest coverage ratio was 1.97x as calculated for purposes of the maintenance covenants under the credit agreement governing the Senior Secured Credit Facilities.

The indentures governing the notes, the February 2012 Notes and the 2007 Notes and the credit agreement governing the Senior Secured Credit Facilities also contain negative covenants. The negative covenants include limitations, subject to agreed exceptions, on the ability of RGHL and its material subsidiaries to: incur additional indebtedness (including guarantees); incur liens; enter into sale and lease-back transactions; make investments, loans and advances; implement mergers, consolidations and sales of assets; make restricted payments or enter into restrictive agreements; enter into transactions with affiliates on non-arm’s length terms; change the business conducted by RGHL and its subsidiaries; prepay, or make redemptions and repurchases of specified indebtedness; amend certain material agreements governing specified indebtedness; make certain amendments to the organizational documents of RGHL and its material subsidiaries; change RGHL’s fiscal year; and conduct an active business in the case of RGHL and BP II.

The indentures governing the notes, the February 2012 Notes and the 2007 Notes and the credit agreement governing the Senior Secured Credit Facilities generally allow subsidiaries to freely transfer funds in the form of cash dividends, loans or advances within the RGHL Group.

We believe that our cash flows from operations and our existing available cash, together with our other available external financing sources, will be adequate to meet our future liquidity needs for the next year. We are currently in compliance with the covenants under our Senior Secured Credit Facilities and our other outstanding indebtedness (including the notes, the February 2012 Notes and the 2007 Notes). We expect to incur approximately $650 million in capital expenditures by the end of 2012 (excluding acquisitions) largely to support plant expansions in Brazil, China and Indonesia. This expected spending includes committed obligations of $106 million. We expect to fund these expenditures with cash flows from operations. Actual capital expenditures may differ. We expect to remain in compliance with our covenants.

We also expect to incur cash outlays of approximately $34 million by the end of 2012 to integrate Dopaco into the Pactiv Foodservice segment and $72 million by the end of 2013 to integrate Graham Packaging into the RGHL Group.

Our future operating performance and our ability to service or refinance the Senior Secured Credit Facilities, the notes, the February 2012 Notes and the 2007 Notes and other indebtedness, are subject to economic conditions and financial, business and other factors, many of which are beyond our control.

Contractual Obligations

The following table summarizes our material obligations as of December 31, 2011:

	Payments Due by Period as of December 31, 2011
					Greater
		Less than	One to	Three to	than
	Total	One Year	Three Years	Five Years	5 Years
	(In $ million)

Trade and other payables	1,758	1,758	—	—	—
Debt and interest(1)	26,617	1,879	3,453	5,841	15,444
Operating leases	441	111	158	89	83
Unconditional capital expenditure obligations(2)	106	106	—	—	—

Total contractual cash obligations	28,922	3,854	3,611	5,930	15,527

(1)	Total repayments of financial liabilities consist of the principal amounts, fixed and floating rate interest obligations and the cash flows associated with commodity and other derivative instruments. The interest rate on the floating rate debt balances has been assumed to be the same as the rate during the month of December 2011. Both the one-month LIBOR and EURIBOR rates during the month of December 2011 were below the floor rates established in accordance with the respective agreements.

(2)	Unconditional capital expenditure obligations primarily relate to (1) the integration of Graham Packaging within the RGHL Group, (2) plant expansions at our SIG segment primarily in Brazil and China and (3) plant expansions at our Graham Packaging segment primarily in Brazil, Indonesia and China.

The following table summarizes our contractual obligations on a pro forma basis as of December 31, 2011 after giving effect to the 2012 Refinancing Transactions:

	Pro Forma Payments, Due by Period, as of December 31, 2011
					Greater
		Less than	One to	Three to	than
	Total	One Year	Three Years	Five Years	5 Years
	(In $ million)

Trade and other payables	1,758	1,758	—	—	—
Debt and interest(1)	28,266	1,444	2,919	5,783	18,120
Operating leases	441	111	158	89	83
Unconditional capital expenditure obligations(2)	106	106	—	—	—

Total contractual cash obligations	30,571	3,419	3,077	5,872	18,203

(1)	Total repayments of financial liabilities consist of the principal amounts, fixed and floating rate interest obligations and the cash flows associated with commodity and other derivative instruments. The interest rate on the floating rate debt balances has been assumed to be the same as the rate during the month of December 2011. Both the one month LIBOR and EURIBOR rates during the month of December 2011 were below the floor rates established in accordance with the respective agreements.

(2)	Unconditional capital expenditure obligations primarily relate to (1) the integration of Graham Packaging within the RGHL Group, (2) plant expansions at our SIG segment primarily in Brazil and China and (3) plant expansions at our Graham Packaging segment primarily in Brazil, Indonesia and China.

Contingent Liabilities

Our contingent liabilities are primarily comprised of guarantees given to banks granting credit facilities to our joint venture company SIG Combibloc Obeikan Company Limited, in Riyadh, Kingdom of Saudi Arabia.

Off-Balance Sheet Arrangements

Other than operating leases entered into in the normal course of business, we currently have no material off-balance sheet obligations.

Qualitative and Quantitative Disclosures about Market Risk

In the normal course of business we are subject to risks from adverse fluctuations in interest and foreign exchange rates and commodity prices. We manage these risks through a combination of an appropriate mix between variable rate and fixed rate borrowings and natural offsets of foreign currency receipts and payments, supplemented by forward foreign exchange contracts and commodity derivatives. Derivative contracts are not used for trading or speculative purposes. The extent to which we use derivative instruments is dependent upon our access to them in the financial markets and our use of other risk management methods, such as netting exposures for foreign exchange risk and establishing sales arrangements that permit the pass through to customers of changes in commodity prices. Our objective in managing our exposure to market risk is to limit the impact on earnings and cash flow.

Interest Rate Risk

We had significant debt commitments outstanding as of December 31, 2011. These on-balance sheet financial instruments, to the extent they accrue interest at variable interest rates, expose us to interest rate risk. Our interest rate risk arises primarily on significant borrowings that are denominated in dollars and euro that are drawn under our Senior Secured Credit Facilities. As of December 31, 2011, these agreements included an interest rate floor of (i) 2% per annum on U.S. revolving loans, (ii) 1.25% per annum on U.S. term loans, (iii) 2% per annum on European revolving loans and (iv) 1.5% per annum on European term loans.

The underlying one-month LIBOR and EURIBOR rates as of December 31, 2011 were 0.24% and 1.01%, respectively. Based on liabilities held as of December 31, 2011, a one-year time frame and all other variables, in particular foreign exchange rates, remaining constant, a 1% increase in interest rates would have no impact on the interest expense on the U.S. term loans due to the LIBOR floor under our Senior Secured Credit Facilities, however, a 1% increase in interest rates would have a $3 million impact on the interest expense on the European term loans under our Senior Secured Credit Facilities. Conversely, a 1% decrease in interest rates would have no impact on our interest expense on these borrowings due to the LIBOR and EURIBOR floors under our Senior Secured Credit Facilities.

We have adopted a policy, which is consistent with the covenants under the Senior Secured Credit Facilities, to ensure that at least 50% of our overall exposures to changes in interest rates on borrowings are on a fixed rate basis.

Foreign Currency Exchange Rate Risk

As a result of our international operations, we are exposed to foreign exchange risk arising from sales, purchases, assets and borrowings that are denominated in foreign currencies. The currencies in which these transactions primarily are denominated are the euro, Swiss franc, Thai baht, Chinese yuan renminbi, Brazilian real, British pound, Japanese yen, Mexican peso, Canadian dollar, Polish zloty and New Zealand dollar.

In accordance with our treasury policy, we take advantage of natural offsets to the extent possible. Therefore, when commercially feasible, we borrow in the same currencies in which cash flows from operations are generated. Generally we do not use forward exchange contracts to hedge residual foreign exchange risk arising from customary receipts and payments denominated in foreign currencies. However, when considered appropriate we may enter into forward exchange contracts to hedge foreign exchange risk arising from specific transactions. As of December 31, 2011, we had no significant forward foreign exchange contracts outstanding.

We generally do not hedge our exposure to translation gains or losses in respect of our non-dollar functional currency assets or liabilities.

Our primary exposure to foreign exchange risk is on the translation of net assets of entities within the RGHL Group which are denominated in functional currencies other than the dollar, which is the RGHL Group’s reporting currency. The net asset impact of movements in exchange rates is therefore recognized primarily in other comprehensive income. See note 29 of the RGHL Group’s audited financial statements as of and for the year ended December 31, 2011, included elsewhere in this prospectus, for further information on the RGHL Group’s financial assets and liabilities with foreign exchange risk, the potential impact on future payments and receipts and the sensitivity to changes in the applicable foreign exchange rates.

We are also exposed to foreign exchange risk that impacts the reported financial income or financial expenses of the RGHL Group as a result of the remeasurement, at each balance sheet date, of indebtedness that is denominated in currencies other than the functional currencies of the respective issuers or borrowers. As of December 31, 2011, we had dollar denominated external borrowings of $1,583 million held by entities whose functional currency is the euro. As a result of the changes in the prevailing foreign exchange rates since December 31, 2010, we recognized a foreign exchange loss of $50 million in connection with such borrowings. The continued change in the foreign exchange rate between the dollar and the euro will result in us recognizing either foreign exchange gains or losses on the translation of this indebtedness in the future. A 1% increase in the exchange rates, applied as of December 31, 2011, would have resulted in additional foreign currency gain of $16 million, while a 1% decrease would have resulted in a reduction of $16 million of the reported foreign currency gain.

In addition, we are also exposed to foreign currency risk on certain intercompany borrowings between certain of our entities with different functional currencies. Such exposures in aggregate are neither significant nor material.

Commodity Risk

We are exposed to commodity and other price risk principally from the purchase of resin, natural gas, electricity, raw cartonboard, aluminum and steel. We use various strategies to manage cost exposures on certain raw material purchases with the objective of obtaining more predictable costs for these commodities. We generally enter into commodity financial instruments or derivatives to hedge commodity prices related to resin, aluminum and natural gas.

We enter into resin futures, aluminum swaps and natural gas swaps to hedge our exposure to price fluctuations. We believe these contracts manage our price risk by reference to the difference between the fixed contract price and the market price. The following table provides the details of our outstanding derivative contracts at December 31, 2011.

	Unit of	Contracted	Contracted Price	Contracted Date of
Type	Measure	Volumes	Range	Maturity

Resin futures	LB	18,000,000	$0.98 - $1.00	Jan 2012 - Dec 2012
Resin futures	MT	10,000	€1,420	Jul 2012 - Oct 2012
Resin futures	KL	16,900	JPY 48,100 - 51,700	Jan 2012 - Aug 2012
Aluminum swaps	MT	29,171	$1,940 - $2,816	Jan 2012 - Dec 2014
Natural gas swaps	MMBTU	2,742,627	$3.33 - $4.88	Jan 2012 - Feb 2013
Ethylene swaps	LB	11,637,600	$0.43 - $0.62	Feb 2012 - June 2012
Benzene swaps	GAL	4,299,389	$3.45 - $3.84	Feb 2012 - June 2012

The fair values of the derivative contracts are based on quoted market prices or traded exchange market prices and represent the estimated amounts that we would pay or receive to terminate the contracts. At December 31, 2011 and at December 31, 2010, the estimated fair values of the outstanding commodity derivative contracts were a net liability of $16 million and a net asset of $1 million, respectively. During the year ended December 31, 2011, we recognized a $26 million unrealized loss in other expenses in the profit or loss component of the statement of comprehensive income related to the outstanding commodity derivatives.

Accounting Principles

Our financial statements are prepared in accordance with IFRS and “IFRIC Interpretations” as issued by the IASB.

Critical Accounting Policies

Our critical accounting policies are those that we believe are most important to the presentation of our financial position and results and that require the most difficult, subjective or complex judgments. In many cases, the accounting treatment of a particular transaction is specifically dictated by IFRS with no need for the application of judgment. For more information, see note 4 to the RGHL Group’s audited financial statements as of and for the year ended December 31, 2011, included elsewhere in this prospectus. In certain circumstances, however, the preparation of our financial statements in conformity with IFRS requires us to use our judgment to make certain estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We believe the policies described below are our most critical accounting policies.

Accounting for Business Combinations

Acquisition of Businesses from Third Parties

We account for business combinations, where the business is acquired from an unrelated third party, under the acquisition method of accounting, which requires the acquired assets, including separately identifiable intangible assets, and assumed liabilities to be recorded as of the acquisition date at their respective fair values. Any excess of the purchase price over the fair value of assets, including separately identifiable intangible assets and liabilities acquired, is allocated to goodwill. Goodwill is allocated to the appropriate segments which benefited from the business combination when the goodwill arose.

The allocation of the purchase price to the fair value of acquired assets and liabilities involves assessments of the expected future cash flows associated with individual assets and liabilities and appropriate discount rates as of the date of the acquisition. Where appropriate, we consult with external advisors to assist with the determination of fair value. For non-observable market values, fair value has been determined using accepted valuation principles (e.g., relief from royalty method). Subsequent changes in our assessments may trigger an impairment loss that would be recognized in the statement of comprehensive income.

Goodwill and acquired indefinite life intangible assets are not amortized. Other acquired intangible assets with finite lives are amortized on a straight line basis over the period of expected benefit. For more information, see note 3.9(e) and (g) to the RGHL Group’s audited financial statements as of and for the year ended December 31, 2011, included elsewhere in this prospectus.

The results of operations for businesses acquired are included in our financial statements from the date of acquisition.

On September 8, 2011, we acquired Graham Packaging for a total enterprise value, including net debt, of $4.5 billion. In respect of this acquisition, we believe that the key areas of subjectivity in allocating the purchase consideration involve determining the acquisition date fair value of identifiable intangible assets and property, plant and equipment.

Management has identified separately identifiable intangible assets in existence as of the date of acquisition. Using market participant assumptions and recognized valuation techniques, provisional values have been determined for these intangible assets. These valuation techniques require various assumptions including future levels of profitability, assumed royalty rates for relief from royalty valuations, and appropriate discount rates to present value the estimated cash flows. An assessment of useful lives is also required to determine future amortization expense.

The preliminary valuation of separately identifiable intangible assets is $2,374 million. All of the assumptions and the resulting valuation are currently being evaluated by management. We estimate that the effect of a 10% increase, or decrease, in the preliminary valuation of identifiable intangible assets would increase, or decrease, the preliminary valuation by $237 million to $2,611 million or $2,137 million, respectively. Any such increase or decrease would result in a corresponding change in the preliminary value of goodwill. We estimate that an increase or decrease of 10% in the preliminary fair values of all of the acquired identifiable intangible assets would result in a corresponding increase or decrease of $12 million in annual amortization expense. A change in the preliminary useful lives of finite life intangible assets would change amortization expense. We estimate that an increase, or decrease, of one year in the remaining estimated average useful lives of all finite life intangible assets would decrease by $7 million, or increase by $8 million, annual amortization expense, respectively.

The preliminary valuation of property, plant and equipment is $1,401 million. All of the assumptions and the resulting valuation are currently being evaluated by management. We estimate that the effect of a 10% increase, or decrease, in the preliminary valuation of property, plant and equipment would increase, or decrease, the preliminary valuation by $140 million to $1,541 million or $1,261 million, respectively. Any such increase or decrease would result in a corresponding change in the preliminary value of goodwill. We estimate that an increase or decrease of 10% in the preliminary fair values of all of the acquired property, plant and equipment would result in a corresponding increase or decrease of $15 million in annual depreciation expense. A change in the preliminary useful lives of depreciable property, plant and equipment would change depreciation expense. An increase, or decrease, of one year in the remaining estimated average useful lives of all depreciable items of property, plant and equipment would decrease by $22 million, or increase by $36 million, annual depreciation expense, respectively.

Acquisition of Businesses from Entities under Common Control

IFRS is silent on the accounting required for business combinations involving entities that are under common control.

We have chosen to account for business combinations where the business is acquired from an entity that is under the common control of our ultimate shareholder using the carry-over or book value method. Under the carry-over or book value method, the business combination does not change the historical carrying value of the assets and liabilities of the business acquired. The excess of the purchase price over the carrying value of the share capital acquired is recognized directly in equity. No additional goodwill is recognized as a result of these transactions.

We account for business combinations under common control prospectively from the date Mr. Graeme Hart, our strategic owner, originally obtained control of each of the businesses presented.

Between January 31, 2007 and August 1, 2007, entities beneficially owned by Mr. Graeme Hart acquired the businesses that now constitute our Evergreen segment in a series of transactions for $618 million. On May 4, 2010, we acquired the equity of the businesses that now constitute our Evergreen segment from these entities for a total purchase price of $1,612 million. The increase in the value of businesses that now constitute our Evergreen segment, between the time of their initial acquisition by entities beneficially owned by Mr. Graeme Hart and the time of their acquisition by the RGHL Group, is primarily attributable to various operational factors that improved financial performance, including the successful integration of two separate businesses; cost reduction initiatives (e.g. plant closures, improved production efficiencies, reduced back-office costs, streamlined costs of procurement, reduced distribution costs and use of derivatives to hedge input costs); improved customer service, which assisted in stabilizing and subsequently improving revenue; and increased investment in the business through additional capital expenditures, new product development and a strengthened, more effective sales force. The improvement in the financial performance of the Evergreen business together with a reduction in Evergreen’s indebtedness, resulted in the increased purchase price paid at fair value by the RGHL Group. The purchase price was paid to entities controlled by Mr. Graeme Hart.

Through a series of acquisitions that occurred from February 29, 2008 to July 31, 2008, certain entities beneficially owned by Mr. Graeme Hart acquired from Alcoa Inc. the businesses that now constitute our Closures segment, our Reynolds consumer products business and our Reynolds foodservice packaging business for a total purchase price of $2.7 billion. The $2.7 billion purchase price was funded with $1.5 billion of external borrowings which were pushed down into the businesses acquired. Consequently, the fair values of the net assets acquired for our Closures segment, our Reynolds consumer products business and our Reynolds foodservice packaging business were $0.5 billion, $0.6 billion and $0.1 billion, respectively.

On November 5, 2009, we acquired the equity of the businesses that now constitute our Closures segment for a total purchase price of $708 million and our Reynolds consumer products business for a total purchase price of $984 million from these entities. The purchase price was paid to entities controlled by Mr. Graeme Hart. On September 1, 2010, we acquired the equity of the businesses that now constitute our Reynolds foodservice packaging business from these entities for a total purchase price of $342 million. The purchase price was paid to entities controlled by Mr. Graeme Hart. The increase in the value of each of the respective businesses, between the time of their initial acquisition by entities beneficially owned by Mr. Graeme Hart and the time of their acquisition by the RGHL Group, is primarily attributable to various operational factors that improved financial performance, including plant closures and consolidation, improved production efficiencies and reduced back-office costs.

In each case, the difference between the consideration paid to initially acquire the business from a third-party and the consideration paid by the RGHL Group to acquire the same business from entities that are beneficially owned by Mr. Graeme Hart reflects changes in fair value. The changes in fair value of the net assets acquired plus debt issued from the original purchase price relate to indebtedness assumed as well as changes in the underlying value of the equity of the business primarily due to the various operational factors that improved financial performance and were further discussed above. Cash payments made by us to acquire these businesses either reduced our available cash or increased the principal amount of our outstanding indebtedness.

Employee Benefits

We make contributions to defined benefit pension plans, which define the level of pension benefit an employee will receive on retirement. We operate defined benefit plans in several countries including the United States. We also operate post-employment medical benefit plans in the United States. Amounts recognized under these plans are determined using actuarial methods that require us to make certain assumptions regarding variables such as discount rate, rate of compensation increase, return on assets and future healthcare costs. Where appropriate, we consult with third-party actuaries regarding these assumptions at least annually. Changes in these key assumptions, including the expected rate of return on plan assets and the discount rate, can have a significant impact on our defined benefit obligations, future funding requirements and post-employment benefit costs recognized. While we believe that our assumptions of future returns are reasonable and appropriate, significant differences in actual experience or inaccuracies in assumptions may materially affect our benefit plan obligations and future benefit plan expense. Holding all other assumptions constant, a one-half percentage point increase in the discount rate would decrease the defined benefit obligation by $258 million and increase pre-tax pension income by $7 million. A one-half percentage point decrease in the discount rate would increase the defined benefit obligation by $252 million and decrease pre-tax pension income by $4 million. Similarly, holding all other assumptions constant, a one-half percentage point increase in the expected return on plan assets would increase our pre-tax pension income by $22 million and a one-half percentage point decrease in the expected return on plan assets would decrease our pre-tax pension income by $22 million. For more information, see note 20 of the RGHL Group’s audited financial statements as of and for the year ended December 31, 2011, included elsewhere in this prospectus.

Impairment of Goodwill, Intangible Assets, Property, Plant and Equipment and Investment Properties

We assess the carrying values of goodwill, identifiable intangible assets, property, plant and equipment and investment properties in accordance with IAS 36, Impairments of Assets. Goodwill and intangibles with indefinite useful lives are assessed for impairment at least annually. Other non-current assets are tested when a trigger event may indicate the existence of impairment. If any such indication of impairment exists, the asset’s recoverable amount is determined.

The recoverable amount of an asset is the greater of its fair value less costs to sell such an asset and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing the fair value less costs to sell, the forecasted future EBITDA to be generated by the asset or segment being assessed is multiplied by earnings multiples that reflect recent sales and purchase transactions in the same industry. We consult with external advisors to assist with the determination of these earnings multiples. Recoverable amount is determined either for the asset or CGU or group of CGUs, depending on the nature of the asset tested for impairment. Goodwill is tested at the individual segment level, which is the lowest level within the RGHL Group at which goodwill is monitored for internal management purposes, and our indefinite lived intangible assets are tested at the segment level or lower level group of CGUs, depending on the nature of the intangible asset. For 2009, 2010 and 2011, the recoverability analysis was based on fair value less costs to sell.

In estimating future cash flows, we make estimates with respect to the useful lives of our assets. Changes in circumstances, including the relative cost efficiency of our production facilities, may cause us to change these estimates from time to time. In addition, because these are estimates, the actual useful life of an asset may be different from our estimate.

As of December 31, 2011 and 2010, we had $17,095 million and $12,082 million, respectively, of goodwill, other intangible assets, property, plant and equipment and investment properties recorded on our statement of financial position. We performed our last annual impairment test for goodwill and intangibles with indefinite useful lives for the SIG, Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice segments, as of December 31, 2011, and determined that recoverable amounts for these assets were substantially in excess of their carrying values. We did not identify any indicators of impairment as of December 31, 2011. Due to the proximity of the Graham Packaging acquisition date to December 31, 2011 and the fact that there were no impairment indicators, we did not perform the annual impairment test for goodwill and intangibles with indefinite useful lives for Graham Packaging. For additional information related to our policy, refer to note 4.1 of the RGHL Group’s audited financial statements as of and for the year ended December 31, 2011, included elsewhere in this prospectus.

Income Taxes

We are subject to income taxes in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. As a result, significant judgment is required in determining our worldwide provision and liability for income taxes. We recognize liabilities for tax issues based on estimates of whether additional taxes will be due and on our interpretation of the relevant tax laws then in effect. In cases where the final outcome of these tax matters is different from the amounts that were initially recorded, the differences impact the current and deferred income tax provision for the period in which the determination is made.

We recognize deferred tax assets to the extent that it is probable that future taxable profits will allow the deferred tax assets to be recovered. This is based on estimates of taxable income in each jurisdiction in which we operate and the period over which deferred tax assets are recoverable. In the event that actual results differ from these estimates in future periods and depending on the tax strategies that we may have been able to implement, changes to the recognition of deferred tax assets could be required, and thus could impact our financial position and results of operations.

Revenue Recognition

We recognize revenue from the sale of goods when the risks and rewards of ownership have transferred to customers which occurs either when products are shipped or when they are delivered and/or installed at a customer location. The recognition of revenue is dependent on the terms of the individual arrangements of a sale. In arriving at net sales, we estimate the amount of deductions from sales that are likely to be earned or taken by customers in conjunction with incentive programs or the amount of consumer incentives to be utilized. These incentives include volume rebates and early payment discounts for consumer programs. In addition, in certain of our businesses, we pay slotting fees and participate in customer pricing programs that provide price discounts to the ultimate end-users of our products in the form of redeemable coupons. Estimates for each of these programs are based on historical and current market trends which are affected by the business seasonality and competitiveness of promotional programs being offered. Estimates are reviewed quarterly for possible revisions. The costs for all such programs are accounted for as a reduction in revenues. In the event that future sales deduction trends vary significantly from past or expected trends, reported sales may increase or decrease by a material amount.

Other

We have made certain other estimates that, while not involving the same degree of judgment as the estimates described above, are important to understanding our financial statements. These estimates are in the areas of measuring our obligations related to our legal and warranty accruals, restructuring accruals and self-insurance accruals.

Recently Issued Accounting Pronouncements

IFRS 9 “Financial Instruments” is the replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for classifying and measuring financial assets that must be applied starting January 1, 2013, with early adoption permitted. We are currently evaluating the impact of IFRS 9 on our financial statements.

On May 12, 2011, the IASB released IFRS 10 “Consolidated Financial Statements,” IFRS 11 “Joint Arrangements,” IFRS 12 “Disclosure of Interests in Other Entities” and IFRS 13 “Fair Value Measurement” as part of its new suite of consolidation and related standards, replacing and amending a number of existing standards and pronouncements. Each of these standards is effective for annual reporting periods beginning on or after January 1, 2013, with early adoption permitted.

IFRS 10 introduces a new approach to determining which investments should be consolidated and supersedes the requirements of IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidation — Special Purpose Entities.” Under the requirements of this new standard, the IASB has provided a series of indicators to determine control (replacing the existing hierarchy approach) which requires judgment to be exercised in making the assessment of control. The new standard also introduces the concept of de facto control, provides greater guidance on the assessment of potential voting rights, while also requiring control to be assessed on a continuous basis where changes arise that do not merely result from a change in market conditions.

IFRS 11 overhauls the accounting for joint arrangements (previously known as joint ventures) and directly supersedes IAS 31 “Interests in Joint Ventures” while amending IAS 28 (2011) “Investments in Associates and Joint Ventures”. Under the requirements of the new standard, jointly controlled entities can be accounted for using either the equity or proportional consolidation method, whereas joint ventures (previously referred to as jointly controlled operations and jointly controlled assets) must be accounted for using the proportional consolidation method.

IFRS 12 combines into a single standard the disclosure requirements for subsidiaries, associates and joint arrangements and unconsolidated structure entities. Under the expanded and new disclosure requirements, information is required to be provided to enable users to evaluate the nature of the risks associated with a reporting entity’s interest in other entities and the effect those interests can have on the reporting entity’s financial position, performance and cash flow. In addition, the standard introduces new disclosures about unconsolidated structure entities.

IFRS 13 defines the concept of fair value and establishes a framework for measuring fair value, while setting the disclosure requirement for fair value measurement. The new standard focuses on explaining how to measure fair value when required by other IFRS’s. Prior to the introduction of IFRS 13 there was no single source of guidance on fair value measurement.

We are currently evaluating the effects of IFRS 10, IFRS 11, IFRS 12 and IFRS 13 on our financial statements.

On June 16, 2011, the IASB published an amendment to IAS 19 “Employee Benefits” which removes certain options in respect of the accounting for defined benefit employment plans, while introducing certain other new measurement and disclosure requirements. Under the amended standard, the IASB now requires the immediate recognition of all actuarial gains and losses as a component of other comprehensive income, effectively removing the ability to defer and leave unrecognized those amounts that were previously permitted under the corridor method. In connection with this amendment, the IASB has also provided additional guidance on the level of aggregated disclosure permitted when plans with differing criteria are presented on a consolidated basis, while also revising the basis under which finance costs are to be determined in connection with defined benefit plans. In addition to these changes the new standard has also introduced further measures to distinguish between short and long term employee benefits while providing additional guidance on the recognition of termination benefits.

In addition on June 16, 2011, the IASB also published an amendment to IAS 1 “Presentation of Financial Statements”. Under the amended standard, the IASB requires an entity to present separately amounts recognized in other comprehensive income that are expected to be reclassified to the profit or loss in the future (even if contingent on future events) from those amounts that would never be reclassified. In addition the amendment proposes a change in the title of the statement of comprehensive income to the statement of profit or loss and other comprehensive income but allows entities the ability to use other titles.

The requirements of the amended IAS 1 and IAS 19 must be applied to the financial year beginning January 1, 2013, with early adoption permitted. We currently account for our defined benefit post-employment plans using the corridor method. We are currently evaluating the effects of the amendment to IAS 1 and IAS 19 on our financial statements.

BUSINESS

Corporate Information

RGHL’s executive offices are located at Level Nine, 148 Quay Street, Auckland 1010 New Zealand, and its telephone number is +64 (9) 366-6259. We have appointed National Registered Agents, Inc., 160 Greentree Drive, Suite 101, Dover, Delaware 19904 as our agent for service of process.

History and Development

Reynolds Group Holdings Limited was incorporated under the Companies Act 1993 of New Zealand on May 30, 2006. Reynolds Group Holdings Limited is a holding company that operates through six segments (SIG, Evergreen, Closures, Reynolds Consumer Products, Pactiv Foodservice and Graham Packaging) that it acquired in a series of transactions. See “The Transactions” for a description of such acquisition transactions.

Business Overview

Overview

We are a leading global manufacturer and supplier of consumer food, beverage and foodservice packaging products. We are one of the largest consumer food, beverage and foodservice packaging companies in the United States, as measured by revenue, with leading market positions in many of our product lines based on management’s analysis of industry data. We operate through six segments: SIG, Evergreen, Closures, Reynolds Consumer Products, Pactiv Foodservice and Graham Packaging. We sell our products to customers globally, including to a diversified mix of leading multinational companies, large national and regional companies, as well as small local businesses. We primarily serve the consumer food, beverage and foodservice market segments.

For a discussion of financial results by segment for each of the last three financial years, see “Operating and Financial Review and Prospects — Results of Operations” and for a discussion of our capital expenditures for each of the last three financial years, see “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures.”

SIG

SIG is a leading manufacturer of aseptic carton packaging systems for both beverage and liquid food products, ranging from juices and milk to soups and sauces. We believe SIG holds the number two market position in the global aseptic beverage carton market measured by volume based on our analysis of industry data. Aseptic carton packaging, most prevalent in Europe and Asia, is designed to allow beverages or liquid food to be stored for extended periods of time without refrigeration. SIG supplies complete aseptic carton packaging systems, which include aseptic filling machines, aseptic cartons, spouts, caps and closures and related services. SIG has a large global customer base with its largest presence in Europe. The following table shows total segment revenue by geographic region for SIG for each of the years ended December 31, 2011, 2010 and 2009:

	SIG — Revenue by Geographic Region
	2011	2010	2009
	(In $ million)

Europe (excluding Germany)	$829	$776	$780
Germany	312	313	337
Asia (excluding China)	310	270	160
China	249	199	167
Middle East	130	121	96
South America	117	79	43
North America	89	88	85

Total	$2,036	$1,846	$1,668

History

SIG’s predecessor was established in 1853 as a train car manufacturing plant and has since leveraged its manufacturing expertise to other activities. Combibloc, SIG’s system business model, was originally established in Düsseldorf, Germany in 1878 as a paper business. Combibloc entered the liquid packaging business in 1929 when its founder, Ferdinand Jagenberg, developed the first leak-proof liquid paper container. In 1975, Combibloc introduced its aseptic carton packaging system, which became its principal business. In 1989, SIG acquired Combibloc. In 2004, SIG began a series of divestitures of non-core assets in the packaging and beverage segments. In 2007, SIG was acquired indirectly by Mr. Graeme Hart, our strategic owner, as part of the SIG Acquisition. In 2008, SIG divested its remaining beverage division to focus on aseptic filling and barrier technology as its primary business. On May 4, 2010, Whakatane Mill Limited, a wholly-owned indirect subsidiary of SIG Combibloc, purchased the Whakatane paper mill from Carter Holt Harvey Limited, an indirect wholly-owned subsidiary of Rank Group.

Combibloc Business Model

SIG’s Combibloc business model is based on providing aseptic carton packaging filling machines combined with multi-year aseptic carton supply and service relationships. Aseptic cartons are sold to the customer in the form of a sleeve designed to be used exclusively with SIG’s aseptic filling machines.

Sleeves, Spouts, Caps and Closures

SIG produces aseptic carton sleeves and spouts, caps and closures for use with its aseptic filling machines. During the filling process the sleeve is opened, sealed at the base, aseptically treated, filled with the aseptically treated beverage or liquid food products and then sealed at the top of the carton.

A key differentiator of SIG’s production capability is the broad range of product varieties that can be filled on its systems, in terms of viscosity and particulates. SIG covers a range of markets, including liquid dairy (e.g., milk, cream and soy milk products) and non-carbonated soft drink (e.g., juice, nectar and ice tea). In addition, SIG’s aseptic cartons can also be used for liquid food, such as tomato products, soups and broths, sauces, desserts and baby food.

SIG has developed a variety of innovative packaging solutions to help beverage and food manufacturers differentiate their products and generate stronger brand recognition. In the past, SIG’s cartons were only produced in the rectangular shape and sold under the Combibloc® trademark, which offered limited potential for manufacturers to differentiate their products. However, SIG’s investment in the development of differentiated packaging solutions, sold under the Combifittm and Combishape® trade names, allows SIG to provide customers with a broad range of solutions. SIG’s aseptic filling machines can now fill both the Combibloc and Combifit product lines on the same filling lines.

In recent years, spouts, beverage caps and closures have become a crucial factor in the success of aseptic carton packaging systems as end-consumers demand greater convenience. SIG recognized this trend at an early stage and, in 1993, it was the first company to introduce a reclosable spout for aseptic beverage cartons. This development has resulted in increased demand for products with a reclosable spout. In recent years, SIG has continued to introduce new types of closures that are easy to open, easy to pour and reclosable. SIG also created a range of tear-off package products that require larger package openings.

SIG operates ten aseptic carton manufacturing plants located at seven production sites worldwide, including six in Europe, one in Southeast Asia, one in South America, one in East Asia and one joint venture in the Middle East. SIG also operates the Whakatane paper mill located in New Zealand. SIG’s global operations allow for efficient delivery of packaging material to customers.

Filling Machines and Services

SIG’s aseptic filling machines use its aseptic carton sleeves to produce and fill aseptic carton packaging. SIG’s aseptic filling machines are advanced in terms of both speed and efficiency. In addition, they can be reconfigured for numerous different package formats, which provide SIG’s customers with increased flexibility in their manufacturing processes. SIG also offers a high level of ongoing services to its customers through its network of service technicians and field service engineers. This is designed to allow SIG’s customers to improve the productivity of their aseptic filling machines.

Customers

SIG’s customer base includes leading international companies, large national and regional companies, as well as small local businesses, with its largest customer presence in Europe. SIG’s customer base is stable and diversified, with its top ten customers accounting for 37% of the segment’s revenue. No single customer accounted for more than 10% of the segment’s revenue in 2011.

Competition

The aseptic carton packaging market is consolidated, with SIG being one of only two major participants that provide complete aseptic carton filling systems. However, SIG also faces competition from smaller competitors in the aseptic carton market, including companies that provide aseptic carton sleeves to customers who already own filling machines.

In addition to SIG’s direct competitors in the aseptic carton packaging market, SIG also competes with plastic bottling suppliers and suppliers of packaging materials made of other substrates, which in some cases may be substituted for its aseptic carton packaging.

Marketing and Sales

SIG’s sales and marketing staff coordinate and perform all customer interaction activities, including sales, marketing and technical services. SIG reaches its large and diversified customer base primarily through a direct field sales force of key account managers. SIG’s key account managers make regular visits to existing customers to maintain these relationships. They also identify and develop new customer relationships by extending their contact base to include other major purchasers. Compensation of SIG’s key account managers is partly performance-based.

SIG’s customer service representatives are responsible for processing sales orders, expediting production and liaising with customers on order status. Machine service technicians and field service engineers work closely with key account managers and local marketing staff to satisfy customers’ needs through the production of high quality, value added products and providing on-time deliveries. SIG’s design department includes in-house graphics and design personnel who collaborate with customers to provide specialized printing on aseptic carton packaging to differentiate their brands.

SIG actively supports its sales efforts with market research to identify potential opportunities and market trends across its businesses, and develops promotional materials that highlight SIG’s capabilities within specific market segments.

SIG coordinates its marketing and sales efforts in Linnich, Germany, working together with regional teams to ensure consistency in its brand strategy and advertising. SIG aims at harmonizing the sales, marketing and service organizations that run the business within each country while concurrently bundling expert resources at the regional and global level.

Manufacturing

SIG’s manufacturing primarily consists of assembly of aseptic filling machines and production of aseptic carton sleeves that are used by its machines to create an aseptic carton container for its customers’ beverage and liquid food products.

Assembly of aseptic filling machines takes place at SIG’s manufacturing facilities in Linnich, Germany, Suzhou, China, and Rayong, Thailand. All of SIG’s equipment is highly modularized to ensure that different machine types use common parts and components, thereby reducing the cost of material and assembly and the cost of inventory for assembly and spare parts. SIG’s operations in Rayong and Suzhou focus on manufacturing machines for the Asian markets, which are smaller size formats. SIG’s Linnich facility manufactures the complete range of machines.

SIG produces aseptic carton sleeves at ten manufacturing facilities in seven locations in Linnich and Wittenberg, Germany, Saalfelden, Austria, Rayong, Thailand, Suzhou, China, Curitiba, Brazil and Riyadh, Saudi Arabia. The Riyadh plant is a joint venture between SIG and Obeikan Industrial Investment Group. SIG produces spouts, caps and closures in Neuhausen, Switzerland.

Raw Materials and Suppliers

The packaging material for aseptic carton sleeves is composed of a laminate of cartonboard, PE and aluminum. Cartonboard provides stiffness, PE renders packaging liquid-tight and aluminum blocks out light and oxygen. In 2011, the total value of raw materials, including steel and components for SIG’s filling machines, was $1,032 million and represented 74% of SIG’s total cost of sales, excluding depreciation and amortization.

SIG purchases its raw materials from a number of major European and Asian suppliers. SIG’s relations with its suppliers are satisfactory, and SIG has had long-term relationships with many of its large suppliers. In addition, SIG relies on a small number of suppliers for its cartonboard requirements for its aseptic carton packaging business. Specifically, SIG purchases nearly all of its cartonboard requirements from Stora Enso Oyj. SIG has purchased cartonboard from Stora Enso Oyj for several years, generally pursuant to written contracts, but from time to time without a written contract in place. SIG’s current contract with Stora Enso Oyj expires on December 31, 2013. In the event that SIG was unable to purchase cartonboard from Stora Enso Oyj for a significant period of time, SIG would attempt to secure such cartonboard from other suppliers, which could lead to interruptions to supply or to higher input costs, which may adversely affect our business and results of operations.

SIG expects to derive vertical integration benefits from the acquisition of the Whakatane paper mill that was completed in May 2010. SIG has an internal supply of paperboard from the Whakatane paper mill, which currently accounts for approximately 3% of SIG’s supply of paperboard and we intend to increase this percentage significantly over the next three years.

The prices of SIG’s raw materials fluctuate in conjunction with movements in cartonboard, PE and aluminum prices. PE prices can fluctuate significantly with fluctuations in crude oil and natural gas prices, as well as changes in refining capacity and the demand for other petroleum-based products. Aluminum prices have been historically volatile as aluminum is a cyclical commodity with prices subject to global market factors. These factors include speculative activities by market participants, production capacity, strength or weakness in key end markets such as housing and transportation, political and economic conditions and production costs in major production regions. The price of cartonboard may fluctuate widely due to external conditions such as weather, product scarcity, commodity market fluctuations, currency fluctuations and changes in governmental policies and regulations.

SIG manages its relationships with suppliers through a central supply-procurement system. SIG ensures that it receives a continuous supply of materials using vendor-managed inventory and consignment stocking. With some suppliers, SIG also uses just-in-time deliveries to increase flexibility and medium-term contracts to produce arrangements that are mutually beneficial. SIG reviews supplier developments in regular business review meetings as well as through supplier audits.

Quality Management

Meeting customers’ complex requirements and technical specifications requires a strong commitment to quality and attention to detail. SIG is committed to a quality management philosophy that aims to achieve continuous improvement in all stages of the production process through the involvement of management and employees. SIG uses a stringent technique of hazard analysis and critical control points to identify critical aspects of alimentary safety, and Quality Management methods and tools to identify key areas for improvement such as the reduction of waste and downtime.

Intellectual Property

SIG has a significant number of registered patents and trademarks. SIG carefully protects its patents and trademarks on its products and processes and actively defends its intellectual property rights throughout the world. SIG actively monitors its competitors to pursue any infringement of its rights.

SIG’s trademark strategy consists of two elements — its corporate brand and individual product brands. SIG has registered the SIG corporate brand as a word mark in many countries around the world and as a device in all classes relevant to the packaging sector.

SIG also relies on unpatented proprietary know-how and trade secrets and employs various methods, including confidentiality agreements with employees and consultants to protect SIG. Additionally, SIG has licensed, and may license in the future, patents, trademarks, trade secrets and similar intellectual property to third parties. SIG attempts to contractually ensure that its intellectual property and similar proprietary rights are protected when entering into business relationships.

While in the aggregate SIG’s patents are of material importance to SIG’s business, SIG believes that its business is not dependent upon any single patent or group of related patents. Generally, registered trademarks have perpetual life, provided that they are renewed on a timely basis and continue to be used properly as trademarks. Other than licenses for commercially available software, SIG does not believe that any of its licenses from third parties are material to its business taken as a whole. SIG does not believe that any of its licenses to intellectual property rights granted to third parties are material to its business taken as a whole.

New Product Development

SIG focuses on the main segments of the aseptic carton packaging markets, specifically the liquid dairy and non-carbonated soft drink markets. For these segments, we believe that new product innovation is necessary to be able to maintain existing market positions, grow in emerging regional markets and enter new markets. Development of new opening solutions is mainly driven by cost optimization, opening and pouring performance, better functionality and improvement of system robustness and product integrity. SIG also focuses on output and robustness — with respect to improvement of efficiency, cost and reliability — of aseptic filling lines. Product quality and integrity, competitive system cost, environmental sustainability, availability of new technologies and SIG’s margins are key drivers for the development of new and improved products. SIG incurred research and development costs of $101 million, $87 million and $83 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Information Technology

SIG’s worldwide information technology organization provides IT services to all of its operations. Additionally, SIG’s business locations are supported by regional IT staff. SIG uses SAP enterprise resource planning applications to support nearly all processes within its organization and also integrates other applications such as computer aided design/manufacturing and product data-capturing applications into SAP. SIG’s SAP systems are consolidated and operate from one data center in Linnich, Germany secured by an additional backup data center.

Employees

As of December 31, 2011, SIG employed approximately 4,900 people. A significant number of SIG’s employees are covered by collective labor agreements, including agreements with Verdi and IG Metall at SIG’s plants in Germany. SIG has had no history of significant industrial disruption or strikes among its employees in any of its jurisdictions. We believe SIG’s relationships with its employees and labor unions are satisfactory.

SIG has established a pension fund in Switzerland providing benefits according to a defined benefit plan. In other countries, pension plans have also been established as defined benefit plans, which are mainly unfunded.

Insurance

SIG maintains the types and amounts of contractual and third-party insurance coverage customary in the market in which it operates. We believe that SIG’s insurance coverage is adequate for its business, both as to the nature of the risks and the amounts insured.

Regulatory

SIG’s business is subject to regulation applicable to SIG as well as to its customers in virtually every country where it has operations. Future regulatory and legislative change can affect the economics of its business activities, lead to changes in operating practices and influence the demand for and the cost of providing services to its customers. SIG has adopted compliance programs and procedures designed to attempt to ensure compliance with applicable laws and regulations. These programs and procedures are generally effective. Because of the complexity of these laws and regulations and the global scope of business, compliance cannot be guaranteed.

SIG is subject to extensive laws and regulations in the jurisdictions in which it operates, including environmental, health and safety laws and regulations. Among other things, these requirements regulate the emission or discharge of materials into the environment, govern the use, storage, treatment, disposal and management of hazardous substances and wastes, protect the health and safety of SIG’s employees, regulate the materials used in and the recycling of products, and impose liability for the costs of investigating and remediating, and damages resulting from, present and past releases of hazardous substances.

SIG could be held liable for the costs to address contamination of any real property it has ever owned, operated or used as a disposal site. For example, some of SIG’s sites have a history of industrial operations that include the use or handling of hazardous materials. While SIG is not aware of any such sites as to which material outstanding remedial obligations exist, the discovery of additional contaminants or the imposition of cleanup obligations at these or other sites in the future could result in substantial liability. SIG also could incur fines, penalties and sanctions and damages from third-party claims for property damage or personal injury as a result of violations of or liabilities under environmental laws. In addition, changes in, or new interpretations of, existing laws, regulations or enforcement policies, the discovery of previously unknown contamination or the imposition of other environmental liabilities in the future, including investigation or regulation of the potential health hazards of SIG’s products or business activities, may lead to additional compliance or other costs that could have a material adverse effect on SIG’s business, financial condition or results of operations.

Moreover, as environmental issues, such as climate change, have become more prevalent, governments have responded, and are expected to continue to respond, to these issues with increased legislation and regulations, such as those related to greenhouse gas emissions and the Kyoto Protocol, an international agreement linked to the United Nations Framework Convention on Climate Change, which could negatively affect SIG. These initiatives may cause SIG to incur additional direct costs in complying with any new environmental legislation or regulations, as well as increased indirect costs resulting from SIG’s suppliers, customers, or both incurring additional compliance costs that could get passed through to SIG or impact product demand.

Legal Proceedings

SIG is a party to various litigation matters arising in the ordinary course of business. We cannot estimate with certainty the ultimate legal and financial liability with respect to these litigation matters but believe, based on examination of these matters, experience to date and discussions with counsel, that any ultimate liability will not be material to SIG’s financial position, results of operations or cash flows.

Evergreen

Evergreen is a vertically integrated, leading manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk end-markets. We believe Evergreen holds the number one market position for fresh beverage cartons and fresh liquid packaging board in the global and North American markets measured by tons of fresh liquid packaging board, based on our analysis of industry data. Fresh carton packaging, most predominant in North America, is designed for beverages that require a cold-chain distribution system, and therefore have a more limited shelf life than beverages in aseptic carton packaging. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts, and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other fresh beverage carton manufacturers. Evergreen also produces paper products, including coated groundwood primarily for catalogs, inserts, magazine and commercial printing, as well as uncoated freesheet primarily for envelope, specialty and offset printing paper. Evergreen has a large customer base and operates primarily in North America. The following tables show total segment revenue by product group and revenue by geographic region for Evergreen for each of the years ended December 31, 2011, 2010 and 2009:

	Evergreen — Revenue by Product Group
	2011	2010	2009
	(In $ million)

Cartons	$775	$755	$757
Liquid Packaging Board	441	416	336
Paper Products	387	412	336

Total	$1,603	$1,583	$1,429

	Evergreen — Revenue by Geographic Region
	2011	2010	2009
	(In $ million)

North America	$1,178	$1,206	$1,086
Asia	199	187	171
Latin America	141	110	100
Europe	67	58	29
Other	18	22	43

Total	$1,603	$1,583	$1,429

History

Evergreen’s predecessor was established in 1946 when International Paper, or “IP,” entered the beverage packaging business by acquiring Single Service, Inc. Over the years, the business was responsible for many breakthroughs in beverage carton packaging, including the introduction of PE coated cartons and barrier board technology. In January 2007, IP’s Bev Pack Business was acquired indirectly by Mr. Graeme Hart, our strategic owner, as part of the Initial Evergreen Acquisition. IP’s Bev Pack Business included fresh beverage converting facilities, a fresh filling machine manufacturing facility and the Pine Bluff, Arkansas mill. Subsequent to the Initial Evergreen Acquisition, the business was renamed Evergreen. In July 2007, Blue Ridge Paper Products, Inc., or “Blue Ridge,” was acquired by Evergreen. Blue Ridge was an independent manufacturer of beverage packaging products. The Blue Ridge business included fresh beverage converting facilities and the Canton, North Carolina mill.

Total Packaging Solution

Evergreen employs a business model that we refer to as “Total Packaging Solution,” which is based on providing Evergreen’s customers with a single source for all of their fresh beverage carton packaging requirements. Fresh carton sleeves can be used with Evergreen’s fresh filling machines, as well as other fresh filling machines. Carton sales represented 48% of Evergreen’s revenue in 2011 and are sold under multi-year and shorter term contracts. These contracts have historically provided visibility into and predictability of Evergreen’s future revenue.

Fresh Carton Sleeves, Spouts, Caps, Closures and Filling Machines

Evergreen produces and sells fresh carton sleeves and supplies spouts, caps and closures. During the filling process, the sleeve is opened, sealed at the base, filled with the beverage products and then sealed at the top of the carton.

Fresh carton sleeves can be used for a variety of beverages including liquid dairy drinks, such as regular and flavored milk, and non-carbonated soft drinks, such as fresh juice, fruit-based drinks and iced tea. Fresh cartons are also used for food items, such as liquid eggs, and for non-food items, such as liquid detergents and softeners.

Evergreen has developed a variety of packaging solutions to help beverage manufacturers differentiate their products and generate stronger brand recognition. Evergreen’s barrier board technology allows its customers to achieve longer shelf life for their products as well as protect against the loss of vitamins and other nutrients. Furthermore, the application of high-definition, multi-color, printed designs to the cartons gives customers the ability to differentiate their products.

Evergreen’s fresh filling machines use fresh carton sleeves to produce and fill fresh carton packaging. Evergreen offers its customers a variety of filling machine models with different capabilities, which can be reconfigured for different package volumes, providing its customers with flexibility in their manufacturing processes. Evergreen’s fresh filling machines may be sold or leased directly to customers or sold to a third-party finance company, which then leases the filling machines to customers.

Liquid Packaging Board

The production of liquid packaging board at Evergreen’s mills in Pine Bluff, Arkansas and Canton, North Carolina allows Evergreen to be a vertically integrated producer of fresh cartons. Evergreen’s Pine Bluff and Canton mills produce multiple grades of liquid packaging board, both PE coated and uncoated, for fresh cartons. Evergreen’s liquid packaging board products can be broadly grouped into three categories: PE coated liquid packaging board, or “PE coated board,” PE coated / co-extruded liquid packaging board, or “barrier board,” and uncoated liquid packaging board, or “uncoated board.” In addition, Evergreen’s mill in Canton produces cupstock for the manufacture of hot and cold cups as well as ovenable trays for the frozen food market as an alternative to plastic trays.

Other Paper Products

Evergreen also offers a range of paper products, including coated groundwood, which is used in catalogs, magazine and inserts, and commercial printing as well as uncoated freesheet primarily for envelope, specialty and offset printing paper.

Customers

Evergreen’s customer base includes leading international companies, large national and regional customers and smaller local businesses, with its largest presence in North America. Many of Evergreen’s customer sales contracts are index based allowing for pass-through of input cost movements on a quarterly to annual basis. In 2011, Evergreen’s top ten customers accounted for 40% of the segment’s gross revenue, and no single customer accounted for more than 10% of the segment’s gross revenue.

The Pine Bluff and Canton mills’ aggregate liquid packaging board production is used by Evergreen’s fresh carton packaging business and is also sold to external fresh carton converting customers, with whom Evergreen generally has long-standing relationships. In addition, Evergreen sells liquid packaging board to other customers, who produce ovenable trays and cupstock.

Evergreen’s coated groundwood customers consist primarily of catalog and magazine publishers. Evergreen’s uncoated freesheet customers consist primarily of envelope converters, specialty paper producers and commercial printers. Evergreen sells both directly and through paper brokers in the coated groundwood and uncoated freesheet markets.

Competition

The fresh carton market is fairly consolidated. We believe Evergreen is the only major market participant that provides vertically integrated liquid packaging board as well as complete fresh carton packaging systems consisting of cartons, filling machines and spouts. We believe Evergreen is the largest participant in the fresh carton packaging market measured by volume globally and in North America based on our analysis of industry data.

Furthermore, we believe Evergreen is the largest producer of liquid packaging board for fresh cartons globally and in North America based on our analysis of industry data. Evergreen is a relatively small producer of coated groundwood within a concentrated North American coated papers market. Evergreen is also a small producer of uncoated freesheet within a concentrated market.

Marketing and Sales

Evergreen’s sales and marketing staff coordinates and performs all customer interaction activities, including sales, marketing and technical services. Evergreen reaches its large and diversified customer base primarily through a direct field sales force.

Evergreen’s customer service representatives are responsible for processing sales orders, expediting production and liaising with customers on order status. Machine service technicians, paper technicians and field service engineers work closely with key account managers to satisfy customers’ needs.

Evergreen has a marketing and new product development team focused on leveraging its Total Packaging Solution model and creating new, value added products in current and adjacent markets.

Evergreen’s product innovation aims to deliver new packaging products for both customers and end-use consumers, and to generate a percentage of future revenue from new products. The innovation process follows a traditional stage gate development process. One of Evergreen’s primary competitive advantages in fiber based cartons is offering a total system solution — from board manufacture to efficient filling machines. Therefore, new carton product design teams include expertise from equipment, converting, the mills, and often closures. A key focus for innovation is leveraging leading board and barrier technologies to adjacent markets — liquid eggs and fabric softener are two examples.

Manufacturing

Evergreen operates two integrated pulp and paper mills in North America and 13 sleeve production plants globally, including seven in the United States, three in Asia, one in Latin America and two in the Middle East. Evergreen’s manufacturing operations primarily consist of production of paper and packaging cartonboard, manufacturing and assembly of filling machines and parts and production of fresh carton sleeves that are used with its machines to create fresh carton containers for its customers’ beverage products. Fresh carton sleeves are also shipped to Evergreen’s customers for filling.

Fresh Carton Sleeves, Spouts, Caps, Closures and Filling Machines

Evergreen produces fresh carton sleeves at seven locations in North America and six locations internationally. Evergreen outsources to Closures and to external manufacturers its production of spouts, caps and closures, which are manufactured to Evergreen’s design and specifications. Evergreen has exclusive supply contracts with Closures and external manufacturers.

Manufacture and assembly of fresh filling machines takes place at Evergreen’s manufacturing facilities in Cedar Rapids, Iowa, and Shanghai, China. Evergreen’s filling machines are mainly utilized to fill cartons of non-carbonated soft drinks, such as juice and juice drinks, and liquid dairy products. Evergreen both manufactures and outsources components used in the production of its fresh filling machines. The majority of Evergreen’s manufacturing suppliers are located near the Cedar Rapids facility. In addition, Evergreen sources some components from China.

Mills

Evergreen’s mills are vertically integrated pulp and paper manufacturing facilities that have their own power generation plant, bleached hardwood and softwood “kraft” pulp lines and extrusion capabilities. The Pine Bluff mill houses one liquid packaging board machine and one coated groundwood machine. In addition, the Pine Bluff mill has a groundwood pulp line to supply the coated groundwood machine. The Canton mill houses one liquid packaging board machine and three uncoated freesheet machines.

Raw Materials and Suppliers

In 2011, the total value of raw materials consumed by Evergreen was $604 million and represented 46% of Evergreen’s total cost of sales, excluding depreciation and amortization.

Evergreen internally sources its liquid packaging board requirements from its paper mills in Pine Bluff and Canton. To produce cartonboard at its mills, Evergreen sources wood and resin from a variety of North American suppliers. Evergreen’s relationships with its suppliers are satisfactory.

The prices of Evergreen’s raw materials fluctuate in conjunction with market movements in commodities. Raw wood and wood chips are typically purchased from sources close to the mills, and as a result, prices are established based on local conditions. Potential price fluctuations can occur due to poor weather conditions or insect infestation, but are infrequent due to the techniques and practices of lumber extractors. Resin prices can fluctuate significantly with fluctuations in crude oil and natural gas prices, as well as changes in refining capacity and the demand for other petroleum-based products. In order to minimize the impact of price fluctuations, Evergreen uses price hedging arrangements for purchases of energy and single and multi-year agreements, defined as longer than one year, that provide for fixed prices or prices that escalate based on inflation or published index movements.

Evergreen manages its relationships with suppliers through a central supply-procurement system. It ensures that it receives a continuous supply of materials using vendor-managed inventory and consignment stocking. Evergreen reviews supplier developments in regular business review meetings.

Quality Management

Meeting customers’ complex requirements and technical specifications requires a strong commitment to quality and attention to detail. Evergreen is committed to a quality management philosophy that aims to achieve continuous improvement in all stages of the production process through the involvement of management, customers, and employees. Evergreen uses a stringent technique of hazard analysis and critical control points to identify critical aspects of quality management, as well as methods and tools to identify key areas for improvement that result in a reduction of waste and downtime, at all of Evergreen’s facilities and those of its customers.

Intellectual Property

Evergreen has a portfolio of several hundred registered patents and registered trademarks. Evergreen uses internal and external resources to manage its intellectual property portfolio and actively defends its intellectual property rights throughout the world.

Evergreen also relies on unpatented proprietary know-how and trade secrets and employs various methods including confidentiality agreements with employees and consultants to protect its intellectual property. Additionally, Evergreen has licensed, and may license in the future, patents, trademarks, trade secrets and similar intellectual property to third parties. Evergreen attempts to contractually ensure that its intellectual property and similar proprietary rights are protected when entering into business relationships.

While in the aggregate Evergreen’s patents are of material importance to Evergreen’s business, Evergreen believes that its business is not dependent upon any single patent or group of related patents. Generally, registered trademarks have perpetual life, provided that they are renewed on a timely basis and continue to be used properly as trademarks. Other than licenses for commercially available software, Evergreen does not believe that any of its licenses from third parties are material to its business taken as a whole. Evergreen does not believe that any of its licenses to intellectual property rights granted to third parties are material to its business taken as a whole.

Information Technology

Evergreen’s worldwide information technology organization provides IT services to all of its businesses. Evergreen uses SAP enterprise resource planning applications to support nearly all processes within its organization and also integrates other purchased and custom developed applications. Evergreen’s SAP systems are consolidated and operate from one data center in a location secured by an additional backup data center.

Employees

As of December 31, 2011, Evergreen employed approximately 4,100 people. A significant number of Evergreen’s employees are covered by collective labor agreements. Recently, Evergreen successfully concluded labor negotiations with the unions at a number of its manufacturing facilities. We believe Evergreen’s relationships with its employees and labor unions are satisfactory.

Insurance

Evergreen maintains the types and amounts of contractual and third-party insurance coverage customary in the market in which it operates. We believe Evergreen’s insurance coverage is adequate for its business, both as to the nature of the risks and the amounts insured.

Regulatory

Evergreen’s business, including its customers, is subject to regulation in virtually every country in which it has operations. Future regulatory and legislative change can affect the economics of its business activities, lead to changes in operating practices and influence the demand for and the cost of providing services to its customers. Evergreen has adopted compliance programs and procedures designed to achieve compliance with applicable laws and regulations. These programs and procedures are generally effective. However, because of the complexity of these laws and regulations, variance in production inputs and efficiencies, and the global scope of business, compliance cannot be guaranteed.

Evergreen is subject to extensive laws and regulations in the jurisdictions in which it operates, including environmental, health and safety laws and regulations. Among other things, these requirements regulate the emission or discharge of materials into the environment, govern the use, storage, treatment, disposal and management of hazardous substances and wastes, protect the health and safety of Evergreen’s employees, regulate the materials used in and the recycling of products and impose liability for the costs of investigating and remediating, and damages resulting from, present and past releases of hazardous substances.

Evergreen could be held liable for the costs to address contamination of any real property it has ever owned, operated or used as a disposal site. For example, some of Evergreen’s sites, such as the Canton and Pine Bluff mills, have a history of industrial operations that include the use or handling of hazardous materials. While we are not aware of any such sites as to which material outstanding remedial obligations exist, the discovery of additional contaminants or the imposition of investigation or cleanup obligations at these or other sites in the future could result in substantial liability. In addition, while indemnities relating to certain environmental matters were provided by prior owners under certain asset purchase agreements, some of the indemnities are limited in duration and scope.

Evergreen also could incur fines, penalties and sanctions and damages from third-party claims for property damage, personal injury or nuisance as a result of violations of or liabilities under environmental laws or in connection with releases of hazardous or other materials, such as in connection with wastewater released to the Pigeon River from the Canton mill. In addition, changes in, or new interpretations of, existing laws, regulations or enforcement policies, the discovery of previously unknown contamination or the imposition of other environmental liabilities in the future, including additional financial assurance or environmental permit requirements or investigation or regulation of the potential health hazards of certain of Evergreen’s products or business activities, may lead to additional compliance or other costs that could have a material adverse effect on Evergreen’s business, financial condition or results of operations.

Evergreen has been addressing issues associated with its wastewater discharges from the Canton mill. In May 2010, North Carolina environmental regulators issued a revised wastewater discharge permit, with a five-year term beginning July 1, 2010, that addressed EPA concerns regarding water color and temperature. In June 2010, North Carolina environmental regulators issued a revised color variance to the permit. In July 2010, the Southern Environmental Law Center, acting on behalf of various parties, filed challenges to the permit in the North Carolina Office of Administrative Hearings; in August 2010, it also contested the color variance. Evergreen intervened in these proceedings and, in January 2011, the cases were consolidated.

In April 2012, the parties entered into a Partial Settlement Agreement and Joint Stipulation to Stay (the “Wastewater Settlement”). Under the terms of the Wastewater Settlement, North Carolina regulators agreed, subject to EPA approval, to lower temperature limits in Evergreen’s wastewater discharge permit. Evergreen agreed to prepare an updated study of the Pigeon River prior to 2014 and to fund a study of color in the Pigeon River prior to 2013. The petitioners agreed to dismiss their claims relating to temperature limits and to stay the proceedings with respect to color limits while Evergreen conducts its color study. The Wastewater Settlement is not expected to have a material adverse effect on Evergreen’s business, financial condition or results of operations.

In addition, in 2009, North Carolina issued an emergency change in the maximum arsenic ambient air level, which effectively allowed the state to reopen limits established in existing air permits. The biomass boiler at the Canton mill, which is partially fueled by coal, did not comply with the new level. In January 2011, Evergreen signed a Special Order by Consent issued by the North Carolina regulatory authorities, which requires Evergreen to take certain actions to bring the biomass boiler into compliance with the new arsenic level, and may require it to make certain upgrades to the boiler. However, state regulators are deferring further action on this issue until the state Science Advisory Board determines the appropriate level for arsenic.

Moreover, as environmental issues, such as climate change, have become more prevalent, governments have responded, and are expected to continue to respond, to these issues with increased legislation and regulations, which could negatively affect Evergreen. For example, the United States Congress has considered legislation to reduce emissions of carbon dioxide and other greenhouse gases. Similarly, the EPA is regulating certain greenhouse gas emissions under the federal Clean Air Act. These and other climate change initiatives may cause Evergreen to incur additional direct costs in complying with any new environmental legislation or regulations, such as costs to upgrade or replace equipment, as well as increased indirect costs resulting from Evergreen’s suppliers, customers, or both incurring additional compliance costs that could get passed through to Evergreen or impact product demand. In addition, the EPA is also continuing the development of other new standards and programs that may be applicable to our operations. For example, the EPA has issued but is currently reconsidering regulations under the Clean Air Act governing emissions from industrial boilers. These or other rules promulgated in the future could result in additional material costs to Evergreen, including costs necessary to upgrade or replace its boilers.

Legal Proceedings

Evergreen is a party to various litigation matters, including with respect to environmental matters, arising in the ordinary course of business. We cannot estimate with certainty the ultimate legal and financial liability with respect to these litigation and environmental matters but believe, based on examination of these matters, experience to date and discussions with counsel, that any ultimate liability will not be material to Evergreen’s financial position, results of operations or cash flows.

Closures

Closures is a leading manufacturer of plastic beverage caps and closures, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market. We estimate Closures holds the number one market position in the global plastic beverage caps and closures market measured by volume based on our analysis of industry data. Closures’ products also serve the liquid dairy, food, beer and liquor, pharmaceutical and automotive fluid markets. In addition to supplying plastic caps and closures, Closures also offers high speed rotary capping equipment, which secures caps on a variety of packaging, and related services. Closures has a large global customer base with its largest presence in North America. The following tables show total segment revenue by product group and revenue by geographic region for Closures for each of the years ended December 31, 2011, 2010 and 2009:

	Closures — Revenue by Product Group
	2011	2010	2009
	(In $ million)

Plastic Closures	$1,165	$992	$833
Metal Closures	118	117	98
Capping Equipment	46	65	49

Total	$1,329	$1,174	$980

	Closures — Revenue by Geographic Region
	2011	2010	2009
	(In $ million)

North America	$556	$472	$363
Asia	273	233	206
Europe	244	218	196
South America	222	212	176
Other	34	39	39

Total	$1,329	$1,174	$980

History

Closures has been supplying caps and closures since its inception in the 1930s as part of Alcoa’s packaging business. Closures started developing aluminum closures primarily for the food industry and continued to develop its manufacturing capabilities through the 1940s and 1950s. In the 1960s, Closures introduced the first resealable aluminum roll-on closure for the beer and soft drink industries. In 1986, Closures acquired H-C Industries, which had developed a patented compression molding process to make plastic closures for carbonated soft drinks. Throughout the 1990s and 2000s, Closures continued to develop innovative closure solutions such as spout fitments for gable top juice containers and hot-fill closures for sports drinks, and entered the European and Asian markets during this period. In 2008, Closures was acquired indirectly by Mr. Graeme Hart, our strategic owner, as part of the Reynolds Acquisition. On February 1, 2010, Closures purchased Obrist Americas, Inc., a U.S. manufacturer of plastic non-dispensing screw closures for carbonated soft drinks and water containers. The acquired company was renamed Closure Systems International Americas, Inc.

Global Packaging Solution

Closures employs a business model, which we refer to as the “Global Packaging Solution,” through which it provides effective and complete closure solutions to its customers. As the only major global provider of beverage caps and closures as well as high speed rotary capping equipment and related services, we believe this model differentiates Closures from its competitors and positions it as a supplier of choice for customers throughout the world. Closures’ operations are strategically located in geographic proximity to its customers and are focused on providing innovative closure solutions, quality products, capping equipment and services to its customers, designed to reduce their overall cost of operations. Beverage caps and closures are sold mostly under multi-year contracts, defined as longer than one year. Many of Closures’ customers have been customers for over 20 years. Closures’ strong client relationships, high contract renewal rates and longstanding customer relationships historically have provided visibility into future revenue.

Caps and Closures

Closures’ caps and closures can be used for a variety of beverages, including carbonated soft drinks, non-carbonated soft drinks, bottled water, juices and sports drinks, which are primarily filled in PET containers and require a plastic closure. In addition, Closures’ caps and closures can also be applied to seal high density polyethylene containers or glass containers as required by the customer. Closures has also been able to take advantage of the increasing use of plastic caps and closures in the food, dairy and alcoholic beverages categories. Closures’ customer relationships have enabled it to expand its core beverage caps and closures product offering through the development of higher margin, customized closure solutions. Closures’ caps and closures are sold mostly under multi-year contracts.

In 2007, Closures introduced the mini-closures platform of products in all of its major markets, except Japan. The mini-closures provide Closures’ customers with reduced packaging costs, increased sealing technologies, seal integrity and easy-open convenience.

Capping Equipment and Services

Closures is a global leader in beverage capping equipment. In addition, Closures can provide customized cap handling and application systems specifically tailored to customer needs. Closures builds capping machinery for a wide range of cap and closure applications, and production and process environments, offering innovative system solutions for cold-fill, hot-fill and aseptic-fill applications. These products and services are designed to deliver a comprehensive system of customer value and reliability.

In addition to the original capping systems equipment, Closures also supplies its customers with replacement parts through its global spare parts network and online store, as well as technical service through a team of technicians strategically located in geographic proximity to its customers. This is designed to allow Closures’ customers to improve the productivity of their capping machines, which may result in increased caps and closures sales. Closures’ capping machinery is typically sold directly to the end-use customer.

Closures provides capping machine services both before and after a capping machine placement to help customers improve productivity. These services include retooling programs, quick-change capping conversion, training services, troubleshooting and machine upgrades, on-site capping inspections and line efficiency improvements.

The business is supported by regionally based technical services professionals worldwide, strategically located in geographical proximity to Closures’ customers. Closures’ emphasis on service leads to strong customer loyalty and generates results by ensuring optimal capping machine efficiency, which may drive cap and closure demand and provide Closures with a competitive advantage.

Customers

Closures’ customer base includes leading international companies as well as large national and regional companies primarily in the beverage and consumer product industries. Where appropriate, Closures manages its customer relationships with large beverage companies at both the parent company and the local bottler levels. This approach allows Closures to foster relationships at the various purchasing decision points, thereby minimizing its exposure to any one particular contract and enabling it to understand the developing requirements of beverage customers. In 2011, Closures’ top ten customers accounted for 25% of the segment’s gross revenue and no single customer accounted for more than 10% of the segment’s gross revenue.

The majority of Closures’ revenue is derived from multi-year contracts. Many of Closures’ customer sales contracts contain price adjustments based on changes in resin prices which allows Closures to pass through varying degrees of the changes in resin prices to its customers. Where possible, Closures seeks to stagger the expiration dates of its contracts to avoid the need to renew several large contracts at the same time.

Competition

The global caps and closures market is highly fragmented, with Closures being one of a few global participants. Most other competitors are either local or regional companies primarily supplying only one region of the world. In addition, we believe that Closures is the largest plastic beverage caps and closures producer worldwide measured by volume based on our analysis of industry data. We believe Closures has the number one global market position by volume in plastic beverage caps and closures overall as well as the number one global market position in beverage caps and closures by volume for the carbonated soft drink segment based on our analysis of industry data. We believe Closures benefits from its proximity to clients, stringent product specifications demanded by its multinational client base, high upfront investment costs and its ability to provide integrated closure system solutions. Closures also offers strong product design capabilities, leading technology innovation, speed of product delivery, value-added features and cost competitiveness, all of which are differentiating factors in the caps and closures market.

Marketing and Sales

Closures reaches its customer base primarily through a direct field sales organization. Closures’ sales teams are principally organized by region and are supported by global marketing teams that are focused on each of its key market segments such as carbonated soft drink, non-carbonated soft drink, bottled water and liquid food. Each of the marketing teams also has dedicated project management and product design members to further synchronize project and client needs.

We believe Closures is the only global supplier of a completely integrated closures solution by offering both caps and closures and capping equipment. This provides a strategic advantage for Closures as both its sales professionals and service technicians have the ability to solicit real-time feedback and provide Closures with unique insight on global cap and closure operations, consumer trends and competitor products. We believe this flow of shared knowledge between equipment sales, cap and closure sales and equipment service personnel helps Closures effectively develop and manufacture high quality, innovative products that meet the needs of its customers.

Manufacturing

Closures is headquartered in Indianapolis, Indiana, and operates 32 manufacturing locations worldwide.

Caps and Closures

Closures manufactures caps and closures at 30 of its 32 manufacturing facilities globally. Closures’ global operations enable it to effectively service its broad global customer base and provide a competitive advantage relative to smaller regional suppliers. These facilities manufacture caps and closures utilizing Closures’ patented compression molding technology, as well as injection molding and metal stamping processes. Closures manufactures its own proprietary compression molding equipment, which is a key competitive advantage as it allows Closures to quickly increase manufacturing capacity as demand grows. Using this technology, Closures manufactures a broad range of sealing solutions such as molded in-shell liners, disc liners, induction and conduction seals as well as tamper evidence bands.

Capping Equipment

Closures’ capping equipment is manufactured globally at locations in Germany, Japan, China and the U.S. Equipment produced in Germany is primarily supplied to Europe, Africa, the Middle East and some countries in Asia, while equipment made in Japan is primarily sold in Japan, China and other Asian countries. Equipment manufactured in China is sold only in China. U.S. manufactured equipment is primarily sold in North, South and Central America. Maintaining global platforms for base equipment designs and having multiple manufacturing locations ensures that Closures can provide the right product features for the local market needs anywhere in the world regardless of the filling process that the customer is using.

Raw Materials and Suppliers

Closures’ principal raw materials are resin and metal. In 2011, the total value of raw materials purchased by Closures was $689 million, with the majority of raw materials being plastic resin. Total raw materials represented 65% of Closures’ total cost of sales, excluding depreciation and amortization in 2011.

Closures’ centralized purchasing function enables it to leverage its global purchasing power and reduce dependence on any one supplier. Closures also maintains local purchasing representation at most manufacturing facilities to take advantage of low cost local suppliers and reduced transportation costs. Closures sources its raw materials from a variety of high quality, dependable suppliers and maintains multiple suppliers for each input. Closures typically has one year contracts with all key resin, colorant and aluminum suppliers, providing a steady supply of raw materials. We believe that the pricing terms under these contracts are consistent with the terms available in the market, and Closures has not historically experienced any significant interruptions of key raw material supplies.

Resin prices can fluctuate significantly with fluctuations in crude oil and natural gas prices, as well as changes in refining capacity and the demand for other petroleum-based products. To mitigate the volatility of resin prices, the majority by volume of Closures’ customer sales contracts contain price adjustments based on changes in resin prices which allows Closures to pass through varying degrees of the changes in resin prices to its customers. In certain instances, Closures has also been able to negotiate raw material price adjustments with customers not subject to these clauses.

Closures considers its relationships with its suppliers to be satisfactory and has relationships spanning more than ten years with a majority of its top suppliers.

Quality Management

Meeting customers’ complex requirements and technical specifications requires a strong commitment to quality, customer service, process controls and reliability. Closures maintains technology centers in the U.S., Europe, Japan, China and South America that are focused on product engineering, testing and design. In addition, we believe Closures has unique testing capabilities through its laboratories located around the world that are fully accredited by major global beverage manufacturers. Closures also uses pilot bottling line equipment to simulate customer filling and capping operations in order to facilitate real world product testing prior to customer line trials. This provides a key advantage for Closures as large customers can leverage Closures’ testing capabilities and avoid the need to perform their own independent product testing.

Closures’ production facilities employ efficient, technologically advanced manufacturing capabilities. In addition, each facility offers reliable customer service, timely delivery and quality performance.

Intellectual Property

Closures has hundreds of registered patents and registered trademarks which, along with trade secrets and manufacturing know-how, help support Closures’ ability to add value within its market and sustain its competitive advantages. Closures carefully monitors its patents and trademarks on its products and processes and defends its intellectual property rights throughout the world. Closures invests a considerable amount of resources in developing its proprietary products and manufacturing capabilities and employs various methods, including confidentiality and non-disclosure agreements with third parties, employees and consultants, to protect its intellectual property. Additionally, Closures has licensed, and may license in the future, patents, trademarks, trade secrets and similar intellectual property to third parties. Closures attempts to contractually ensure that its intellectual property and similar proprietary rights are protected when entering into business relationships.

While in the aggregate Closures’ patents are of material importance to Closures’ business, Closures believes that its business is not dependent upon any single patent or group of patents. Generally, registered trademarks have perpetual life, provided that they are renewed on a timely basis and continue to be used properly as trademarks. Other than licenses for commercially available software, Closures does not believe that any of its licenses from third parties are material to its business taken as a whole. Closures does not believe that any of its licenses to intellectual property rights granted to third parties are material to its business taken as a whole.

New Product Development

New product innovation is a key component of Closures’ core growth strategy. Closures’ new product development process is based on a fundamental understanding of the interactions between product design, materials of construction, and manufacturing and application processes. Key trends driving new product development include cost reduction, product integrity preservation, tamper evidence enhancement, increased brand equity and promotion and consumer functionality. As an example, Closures’ mini-closure platform of products, which significantly reduces raw material costs without sacrificing product performance, has been introduced in all but one of its major markets. In addition, Closures has been a leading innovator in the development of tamper evidence beverage caps and closures and has launched new closures with enhanced tamper evidence. Furthermore, Closures has been a leading innovator in the development of one piece beverage closures, which provide customers with an alternative high performance design that can be manufactured in one resin material, while retaining similar performance characteristics to closures using two materials. Closures incurred research and development costs of $14 million, $13 million and $11 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Information Technology

Closures’ facilities utilize a variety of information systems. Over the last few years Closures has migrated many of its major locations and regions to Oracle EBS which provides the backbone for financial, manufacturing and commercial transactions and reporting. At the present time, Closures shares an Oracle EBS information systems platform with the Reynolds consumer products and Reynolds foodservice packaging businesses. The locations on Oracle EBS use several of the system’s core business functionalities such as Order to Cash, Requisition to Pay, Shop Floor Manufacturing and General Ledger.

Employees

As of December 31, 2011, Closures employed approximately 3,300 people. A small number of employees at its Randolph, New York facility are members of a labor union. A significant portion of Closures’ employees in Japan are members of a labor union. In addition, many of Closures’ employees in Europe are represented by works councils. Closures has not experienced any significant union related work stoppages over the last 20 years, and it considers its relationship with its employees and labor unions to be satisfactory.

Insurance

Closures maintains the types and amounts of contractual and third-party insurance coverage customary in the market in which it operates. We believe that Closures’ insurance coverage is adequate for its business, both as to the nature of the risks and the amounts insured.

Regulatory

Closures’ operations are subject to various federal, state, local and foreign environmental, health and safety laws and regulations. Among other things, these laws regulate the emission or discharge of materials into the environment, govern the use, storage, treatment, disposal and management of hazardous substances and wastes, protect the health and safety of its employees, regulate the materials used in, and the recycling of, products and impose liability for the costs of investigating and remediating, and damages resulting from, present and past releases of hazardous substances. Closures could be held liable for the costs to address contamination of any real property it has ever owned, operated or used as a disposal site. For example, some of Closures’ sites have a history of industrial operations that include the use or handling of hazardous materials. While Closures is not aware of any such sites as to which material outstanding remedial obligations exist, the discovery of additional contaminants or the imposition of cleanup obligations at these or other sites in the future could result in substantial liability. Closures also could incur fines, penalties and sanctions and damages from third-party claims for property damage or personal injury as a result of violations of or liabilities under environmental laws. In addition, changes in, or new interpretations of, existing laws, regulations or enforcement policies, the discovery of previously unknown contamination or the existence of other environmental liabilities in the future, including additional permit requirements or investigation of the potential health hazards of certain of Closures’ products or business activities, may lead to additional compliance or other costs that could have a material adverse effect on its business, financial condition or results of operations.

Moreover, as environmental issues, such as climate change, have become more prevalent, federal, state and local governments, as well as foreign governments, have responded, and are expected to continue to respond, to these issues with increased legislation and regulation, which could negatively affect Closures. For example, the U.S. Congress has considered legislation to reduce emissions of greenhouse gases. In addition, the EPA is regulating certain greenhouse gas emissions under existing laws such as the Clean Air Act. These initiatives may cause Closures to incur additional direct costs in complying with any new environmental legislation or regulations, as well as increased indirect costs resulting from its suppliers, customers, or both incurring additional compliance costs that could get passed through to Closures or impact product demand.

Legal Proceedings

Closures is a party to various litigation matters arising in the ordinary course of business. We cannot estimate with certainty the ultimate legal and financial liability with respect to these litigation matters but believe, based on examination of these matters, experience to date and discussions with counsel, that any ultimate liability will not be material to Closures’ financial position, results of operations or cash flows.

Reynolds Consumer Products

Reynolds Consumer Products is a leading U.S. manufacturer of branded and store branded consumer products such as foil, wraps, waste bags, food storage bags, and disposable tableware and cookware. We estimate that Reynolds Consumer Products holds the number one or two market position in many of the categories in which it competes based on our analysis of industry data. These products are typically used by consumers in their homes and are sold through a variety of retailers, including grocery stores, mass-merchandisers, warehouse clubs, drug stores, discount chains and military channels. Reynolds Consumer Products sells many of its products under well known brands such as Reynolds and Hefty, and also offers store branded products. Reynolds Consumer Products has a large customer base and operates primarily in North America.

The following tables show total segment revenue by product group and revenue by geographic region for Reynolds Consumer Products for each of the years ended December 31, 2011, 2010 and 2009:

	Reynolds Consumer
	Products — Revenue by Product Group
	2011	2010*	2009**
	(In $ million)

Waste/Storage	$992	$943	$433
Cooking	822	828	757
Tableware	745	762	—

Total	$2,559	$2,533	$1,190

	Reynolds Consumer
	Products — Revenue by Geographic Region
	2011	2010*	2009**
	(In $ million)

United States	$2,454	$2,434	$1,095
Americas, excluding the United States	75	61	47
Asia	22	24	24
Middle East/Other	8	14	24

Total	$2,559	$2,533	$1,190

*	Amounts based on our Reynolds consumer products and Hefty consumer products businesses’ combined revenue for the full year ended December 31, 2010.

**	Amounts do not include revenue of the Hefty consumer products business acquired in November 2010 as part of the Pactiv Acquisition.

History

Reynolds Metals Company was founded in 1919 as the U.S. Foil Company. In 1926, the company began producing aluminum foil for packaging. In 1947, the company introduced its most famous product, Reynolds Wrap Aluminum Foil. The store branded plastic wraps, bags, and container business was founded in 1961 under the Presto name and was later acquired by Reynolds Metals Company in 1988. In 2000, Alcoa merged with Reynolds Metals Company. In 2008, the Reynolds consumer products business was indirectly acquired by Mr. Graeme Hart, our strategic owner, as part of the Reynolds Acquisition.

Our Hefty business was developed by Mobil Plastics in the 1960s, starting with its best known product, the Hefty waste bag, and adding other plastic and aluminum products over time. In 1995, Tenneco Packaging Inc. acquired Mobil Plastics. In November 1999, Tenneco Packaging Inc. (which was renamed Pactiv Corporation) was spun-off to Tenneco Inc.’s stockholders. In November 2010, we acquired Pactiv and began the integration of our Hefty consumer products and Reynolds consumer products businesses into the integrated Reynolds Consumer Products segment. The integration was substantially completed as of December 31, 2011.

Product Groups

Reynolds Consumer Products’ portfolio of products consists of three product lines: Waste & Storage Products, Cooking Products and Tableware Products. These products are typically used by consumers in their homes and are sold through a variety of retailers, including supermarkets and mass merchandisers.

Waste & Storage Products

Waste & Storage Products manufactures branded and store branded plastic waste bags, food storage bags and wraps and sells its branded products under such brand names as Hefty® Baggies®, Hefty® OneZip®, Hefty® Cinch Sak®, Hefty® The Gripper®, Kordite® and Hefty® Odor Block®.

Cooking Products

Cooking Products manufactures branded and store branded aluminum foil and disposable cookware and sells its branded products under the Reynolds® and Hefty® E-Z Foil® brands in the U.S. and under the Diamond® brand internationally. We believe Reynolds Consumer Products, with its flagship Reynolds Wrap® products, holds the number one market position in the U.S. branded consumer foil market measured by revenue.

Tableware Products

Tableware Products manufactures foam, plastic, molded fiber and pressed paperboard disposable tableware, including disposable plates, cups, bowls, cutlery, and straws. Branded items are sold under the Hefty®, Hefty® Zoo Pals® and Kordite® names.

Customers

Reynolds Consumer Products’ customer base includes leading grocery stores, mass merchants, warehouse clubs, discount chains, drug stores, and military outlets. Through its sales organization, Reynolds Consumer Products is able to manage its relationships with customers at the national, regional, and local levels, depending on their needs. We believe that Reynolds Consumer Products’ sales support, together with Reynolds Consumer Products’ ability to manufacture and supply store branded products, is a significant competitive advantage. In 2011, Reynolds Consumer Products’ top ten customers accounted for 67% of the segment’s revenue, with two customers accounting for 27% and 13% of the segment’s revenue.

Competition

The U.S. consumer food packaging market is relatively mature, yet highly competitive, with Reynolds Consumer Products being one of the few key participants in North America. Reynolds Consumer Products benefits from the strength of the Reynolds and Hefty brands, a differentiated suite of store branded products, as well as significant capital investment in its manufacturing facilities which are well positioned geographically.

The strong recognition of the Reynolds and Hefty brands among U.S. consumers gives Reynolds Consumer Products a competitive edge. The Reynolds brand has been in existence since 1947 and the Hefty brand has been in existence since 1962.

The product categories in which Reynolds Consumer Products competes also have a strong store branded presence. By leveraging existing capacity and its brand strength, Reynolds Consumer Products has expanded its store branded offerings, which are characterized by high volume and low complexity, to enhance its overall product offering for target customers.

Marketing and Sales

Reynolds Consumer Products employs sales professionals organized by product type and customer channel. In addition to the sales professionals, the sales organization includes customer service representatives, marketing teams and an internal logistics and transportation team. Reynolds Consumer Products also utilizes third-party brokers for selected products and accounts. Reynolds Consumer Products provides its customers with category management expertise including assortment, pricing, and promotion strategies, supported by innovation and consumer-focused insights. We believe this value-added service differentiates Reynolds Consumer Products from its competitors and strengthens its customer relationships.

Manufacturing

Reynolds Consumer Products operates 12 manufacturing facilities strategically located across the U.S. to optimize distribution and minimize lead times and freight costs. We believe all of Reynolds Consumer Products’ facilities are suitable for their respective operations and provide sufficient capacity to meet reasonably foreseeable production requirements.

Raw Materials and Suppliers

Reynolds Consumer Products’ principal raw materials include aluminum and resin, mainly PE and PS. In 2011, the total value of raw materials was $1,228 million and represented 66% of the segment’s total cost of sales, excluding depreciation and amortization. Plastic resin accounted for 52% of raw material costs for the year, while aluminum and other metal-related components collectively accounted for 24%. Reynolds Consumer Products’ other raw materials include products purchased and resold as well as paper, corrugated carton and cases. Reynolds Consumer Products is sensitive to price movements of raw materials, mainly resin and aluminum, and to energy-related cost movements, particularly those that affect transportation and utility costs. Aluminum prices have been historically volatile as aluminum is a cyclical commodity with prices subject to global market factors. Resin prices have also historically fluctuated with fluctuations in crude oil and natural gas prices, as well as changes in refining capacity and the demand for other petroleum-based products.

Reynolds Consumer Products’ relationships with its suppliers are satisfactory. Centralized purchasing enables Reynolds Consumer Products to leverage the global purchasing power of its operations and reduces its dependence on any one supplier. Reynolds Consumer Products sources its raw materials from a variety of suppliers and maintains multiple suppliers for each input. Reynolds Consumer Products typically has one-year contracts with resin suppliers and multi-year contracts with aluminum suppliers, which has historically provided Reynolds Consumer Products with a steady supply of raw materials. Reynolds Consumer Products has not historically experienced any significant interruptions of key raw material supplies.

Quality Management

Reynolds Consumer Products’ research and development resources primarily facilitate branded innovation and support store brand growth. Reynolds Consumer Products also has continuous improvement programs focused on cost reduction and productivity improvements and existing programs in lean manufacturing systems that allow for better inventory management. Reynolds Consumer Products’ store branded products are subject to a high degree of quality control and many have “national brand equivalent” certification from third parties. Reynolds Consumer Products’ integrated aluminum foil production is also designed to achieve the highest degree of product safety through its disciplined control of aluminum ingot grade and retail traceability of products. Supplier controls, that are in place throughout Reynolds Consumer Products’ facilities, require product and process controls, a safe and healthy work environment, environmental compliance, and product safety. Reynolds Consumer Products reviews its facilities at least annually for full compliance, and appropriate remediation procedures are taken if necessary.

Intellectual Property

Reynolds Consumer Products has a significant number of registered patents and registered trademarks as well as several copyrights, which, along with trade secrets and manufacturing know-how, help support its ability to add value within the market and sustain its competitive advantages. Reynolds Consumer Products has invested a considerable amount of resources in developing proprietary products and manufacturing capabilities, and it employs various methods, including confidentiality and non-disclosure agreements with third parties, employees, and consultants, to protect its intellectual property.

While in the aggregate Reynolds Consumer Products’ patents are of material importance to Reynolds Consumer Products’ business, Reynolds Consumer Products believes that its business is not dependent upon any single patent or group of patents. Generally, registered trademarks have perpetual life, provided that they are renewed on a timely basis and continue to be used properly as trademarks. Other than licenses for commercially available software, Reynolds Consumer Products does not believe that any of its licenses from third parties are material to its business taken as a whole. Reynolds Consumer Products does not believe that any of its licenses to intellectual property rights granted to third parties are material to its business taken as a whole.

New Product Development

New product innovation is an important component of Reynolds Consumer Products’ business strategy. Reynolds Consumer Products and Pactiv Foodservice operate a research and development center for new materials technology in Canandaigua, New York, and a customer innovation center in Bedford Park, Illinois.

Over the years Reynolds Consumer Products has focused on developing innovative products that address consumers’ unmet needs, as well as developing products that replace or upgrade existing items. Reynolds Consumer Products has a strong history of adding innovative features to its products, such as the slider closure on food storage bags, the “gripper” feature on waste bags, which prevents the bag from falling into the trash can, an unscented odor block feature to waste bags, which blocks odors without adding a cover-up scent, and the non-stick coating added to the foil in its Reynolds Wrap non-stick product line, which provides easy release from the cooking surface.

In some instances Reynolds Consumer Products’ store branded strategy is that of a “fast-follower” of newly introduced product innovations, replacements and upgrades. The Double Zipper storage bag is an example of a “fast-follower” product while delivering “national brand equivalent” quality. Reynolds Consumer Products partners with key customers to develop store branded products that emulate popular branded consumer products. For example, Reynolds Consumer Products recently commercialized the SuperFlex Disposer Bag in its store branded product offering, designed to provide the same benefits as branded disposer bag offerings, with increased elasticity and improved puncture resistance.

Information Technology

Reynolds Consumer Products is in the process of integrating information technology systems as part of the Pactiv Acquisition. At the present time, our Reynolds consumer products business shares an Oracle EBS information systems platform with Closures and a portion of the Reynolds foodservice packaging business.

Our Hefty consumer products business shares its information systems platform with our Pactiv foodservice packaging business. This platform primarily uses SAP enterprise resource planning applications to manage a majority of its processes, supplemented by other bolt-on or stand-alone systems.

Employees

As of December 31, 2011, Reynolds Consumer Products employed approximately 3,600 people located primarily in its manufacturing facilities in the United States. In the United States, labor unions are present at three facilities, representing approximately 750 workers. Typical agreements with labor unions are four years in length, with the current agreements expiring between 2014 and 2015. Reynolds Consumer Products has not experienced any significant union-related work stoppages over the past five years, and management considers its relationship with its employees and labor unions to be satisfactory.

Insurance

Reynolds Consumer Products maintains the types and amounts of contractual and third-party insurance coverage customary in the industry in which it operates. We believe that Reynolds Consumer Products’ insurance coverage is adequate for its business, both as to the nature of the risks and the amounts insured.

Regulatory

Reynolds Consumer Products’ business is subject to a broad range of federal, state and local laws and regulations governing environmental and health and safety matters. Among other things, these laws regulate the emission or discharge of materials into the environment, govern the use, storage, treatment, disposal and management of hazardous substances and wastes, protect the health and safety of employees, regulate the materials used in and the recycling of products and impose liability for the costs of investigating and remediating, and damages resulting from, present and past releases of hazardous substances. For example, some of Reynolds Consumer Products’ sites have a history of industrial operations that include the use or handling of hazardous materials. While Reynolds Consumer Products is not aware of any such sites as to which material outstanding remedial obligations exist, the discovery of additional contaminants or the imposition of cleanup obligations at these or other sites in the future could result in substantial liability. Reynolds Consumer Products could incur fines, penalties and sanctions and damages from third-party claims for property damage or personal injury as a result of violations of or liabilities under environmental laws. In addition, changes in, or new interpretations of, existing laws, regulations or enforcement policies, the discovery of previously unknown contamination or the imposition of other environmental liabilities in the future, including additional permit requirements or investigation or regulation of the potential health hazards of certain of Reynolds Consumer Products’ products or business activities, may lead to additional compliance or other costs that could have a material adverse effect on the business, financial condition or results of operations of Reynolds Consumer Products.

Moreover, as environmental issues, such as climate change, have become more prevalent, governments have responded, and are expected to continue to respond, to these issues with increased legislation and regulation, which could negatively affect Reynolds Consumer Products. For example, the United States Congress has considered legislation to reduce emissions of greenhouse gases. In addition, the EPA is regulating certain greenhouse gas emissions under existing laws such as the Clean Air Act. These initiatives may cause Reynolds Consumer Products to incur additional direct costs in complying with any new environmental legislation or regulations, as well as increased indirect costs resulting from Reynolds Consumer Products’ suppliers, customers, or both incurring additional compliance costs that could get passed through to Reynolds Consumer Products or impact product demand.

Legal Proceedings

Reynolds Consumer Products is a party to various litigation matters arising in the ordinary course of business. We cannot estimate with certainty the ultimate legal and financial liability with respect to these litigation matters but believe, based on examination of these matters, experience to date and discussions with counsel, that any ultimate liability will not be material to Reynolds Consumer Products’ financial position, results of operations or cash flows.

Pactiv Foodservice

Pactiv Foodservice is a leading manufacturer of foodservice and food packaging products. We believe Pactiv Foodservice holds a leading market position in many of its product lines in the U.S. foodservice market based on our industry knowledge and analysis of available data. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups, molded fiber egg cartons, meat and poultry trays, plastic film and aluminum containers. Pactiv Foodservice distributes its foodservice and food packaging products through foodservice distributors, food processors, supermarket distributors, supermarkets and restaurants. Pactiv Foodservice has a large customer base and operates primarily in North America.

The following tables show total segment revenue by product group and revenue by geographic region for Pactiv Foodservice for each of the years ended December 31, 2011, 2010 and 2009:

	Pactiv Foodservice — Revenue by Product Group
	2011	2010*	2009**
	(In $ million)

Clear Plastics	$916	$851	$333
Foam	698	646	—
Tableware	538	496	—
Specialty Packaging	457	367	—
Paper Food Packaging	448	194	15
Aluminum	192	149	74
Other	199	232	161
Film	—	—	156

Total	$3,448	$2,935	$739

	Pactiv Foodservice — Revenue by Geographic Region
	2011	2010*	2009**
	(In $ million)

United States	$2,931	$2,479	$621
Canada	189	127	44
Europe	146	148	59
Mexico	130	110	15
Asia	52	71	—

Total	$3,448	$2,935	$739

*	Amounts based on our Reynolds foodservice packaging and Pactiv foodservice packaging businesses’ combined revenue for the full year ended December 31, 2010.

**	Amounts do not include revenue of the Pactiv foodservice packaging business acquired in November 2010 as part of the Pactiv Acquisition.

History

Reynolds Metals Company was founded in 1919 as the U.S. Foil Company. In 1926, the company began producing aluminum foil for packaging. In 1947, the company introduced its most famous product, Reynolds Wrap Aluminum Foil. In 2000, Alcoa merged with Reynolds Metals Company, which, in addition to offering a broad range of consumer and foodservice products, was also one of the largest aluminum producers in the world. In 2002, Alcoa acquired Ivex Packaging Corporation, which broadened the position of the Reynolds foodservice packaging business in the foodservice packaging industry. In 2008, the Reynolds foodservice packaging business was indirectly acquired by Mr. Graeme Hart, our strategic owner, as part of the Reynolds Acquisition.

Pactiv’s foodservice/food packaging business was originally part of Packaging Corporation of America, or “PCA,” which was acquired by Tenneco Inc. in 1965. PCA manufactured paperboard and various paperboard products as well as certain plastic and aluminum food packaging products. In 1995, PCA was renamed Tenneco Packaging Inc. and acquired Mobil Plastics Company and in 1996 acquired Amoco Foam Products Company, which expanded its foodservice offering significantly. In April 1999, Tenneco Packaging Inc. sold its paperboard business to a new company and in November 1999 Tenneco Packaging Inc. (which was renamed Pactiv Corporation) was spun-off to Tenneco Inc.’s stockholders. Pactiv has made various acquisitions, including Prairie Packaging Inc. in 2007 and PWP Industries Inc. in April 2010. In November 2010, we acquired Pactiv, and we began the integration of our Reynolds foodservice packaging and Pactiv foodservice packaging businesses into our integrated Pactiv Foodservice segment. The integration was substantially completed as of December 31, 2011. In May 2011, we acquired Dopaco and began the integration of Dopaco into our Pactiv Foodservice segment.

Products

Pactiv Foodservice is a leading manufacturer of packaging products to the foodservice, supermarket, restaurant, and food packaging markets. Pactiv Foodservice’s products are designed to protect food during distribution, aid retailers and food processors in merchandising food products, and help customers prepare and serve meals in their homes. Pactiv Foodservice has a very broad portfolio of products with a continual emphasis on adding new product lines. Pactiv Foodservice’s products include tableware items, such as plates, bowls, cups, cutlery and straws, clear plastic containers, microwaveable plastic, food service plastic film, foam, molded fiber, paperboard, and aluminum containers. Supermarket products include clear rigid-display packaging for delicatessen and bakery applications, microwaveable containers for prepared, ready-to-eat meals and foam trays for meat and poultry. Products sold to food processors include clear rigid packaging, dual ovenable containers for entrees, molded fiber egg cartons, meat trays and aluminum containers. Products are manufactured using plastics, aluminum, molded fiber for egg packaging and paper for prepared meals packaging. In addition, Pactiv Foodservice also sells plastic sheet to thermoformers made with various resins such as PET, PS and PP.

Customers

Pactiv Foodservice’s customer base includes leading international companies, large national and regional customers, and smaller local businesses, with its largest presence in North America. Pactiv Foodservice’s customers include foodservice distributors, food processors, restaurants, supermarket distributors, supermarkets and manufacturers. In 2011, Pactiv Foodservice’s top ten customers accounted for 45% of the segment’s revenue with one customer accounting for 12% of revenue.

Pactiv Foodservice generally sells its products on either a purchase order basis or under formal supply agreements with durations ranging from one to three years. A majority of Pactiv Foodservice’s revenue is from supply agreements with raw material cost pass-through mechanisms, with the remainder sold on an open market.

Competition

The U.S. foodservice packaging market is relatively mature but also very fragmented, with Pactiv Foodservice being one of a few participants with a product range that spans a significant portion of foodservice product categories. Our competitors in the U.S. foodservice market include large companies that offer several competing products and a range of smaller competitors with only single product offerings. Pactiv Foodservice primarily competes on the basis of price, breadth of product offerings, product features, performance, speed to market, distribution capabilities and product innovation.

Marketing and Sales

Pactiv Foodservice primarily uses a direct sales force to sell to foodservice and food packaging customers and also utilizes third-party brokers for selected products and accounts. Pactiv Foodservice’s marketing and sales effort is premised on the “One Face to the Customer” value proposition which uses one sales representative per account to produce one order which is supported by one customer service representative that is responsible for one shipment with one invoice. In addition to the sales professionals, the sales organization includes customer service representatives, marketing teams and an internal logistics and transportation team.

Manufacturing

Pactiv Foodservice operates 50 manufacturing plants in North America and three in Europe and has two joint ventures in China. At 28 of its facilities, Pactiv Foodservice manufactures products for Reynolds Consumer Products. Pactiv Foodservice also operates several distribution facilities in the United States. Pactiv Foodservice manages its manufacturing plants by grouping them into value streams based on common raw materials, similar manufacturing processes and products. Each value stream is managed by a value stream director. The directors have responsibility for all plants that produce a specific process. The value streams are integral to a disciplined and lean operating system that provides consistent operating practices and metrics across all value streams.

Pactiv Foodservice utilizes a variety of production processes, including foil and paper processing, injection molding, thermoforming and extrusion. A focus on continuous improvement, lean manufacturing system initiatives and teamwork has resulted in better customer service measured by case fill, on time delivery and quality performance metrics.

Pactiv Foodservice provides a low-cost, efficient distribution system where it utilizes two distribution models. Direct distribution, primarily for processors and supermarkets, sends products straight from the factory to the customer. Pactiv Foodservice contracts with the customer to send full truck loads only. The second distribution model is based around five regional mixing centers. These two distribution models yield significant cost savings for Pactiv Foodservice which are shared with customers. Pactiv Foodservice and Reynolds Consumer Products also operate a research and development center for new materials technology in Canandaigua, New York, and a customer innovation center in Bedford Park, Illinois.

Raw Materials and Suppliers

Pactiv Foodservice’s principal raw materials include resins, aluminum and paper. In 2011, the total value of raw materials was $1,845 million and represented 68% of the segment’s total cost of sales, excluding depreciation and amortization. Plastic resins accounted for 64% of raw material costs for the year, while aluminum, steel, paper and other raw materials collectively accounted for 36%.

The prices of Pactiv Foodservice’s raw materials fluctuate with market movements in commodity prices. Resin prices can fluctuate significantly with fluctuations in crude oil and natural gas prices, as well as changes in refining capacity and the demand for other petroleum-based products. Aluminum prices have been historically volatile as aluminum is a cyclical commodity with prices subject to global market factors. These factors include speculative activities by market participants, production capacity, strength or weakness in key end markets such as housing and transportation, political and economic conditions and production costs in major production regions. The price of cartonboard may fluctuate widely due to external conditions such as weather, product scarcity, currency and commodity market fluctuations and changes in governmental policies and regulations. Pactiv Foodservice is also sensitive to other energy-related cost movements and in particular those that affect transportation and utility costs.

In order to minimize the impact of price fluctuations, Pactiv Foodservice utilizes customer supply agreements that provide for prices that change based on published index movements. In 2011, 60% of the segment’s revenue was from supply agreements which contained raw material cost pass-through mechanisms. Pactiv Foodservice uses price increases to mitigate the effects of raw material cost increases for products sold to customers that do not have raw material cost pass-through mechanisms.

We believe that Pactiv Foodservice’s relationships with its suppliers are satisfactory.

Centralized purchasing enables Pactiv Foodservice to leverage its purchasing power for core raw materials and reduces its dependence on any one supplier. Pactiv Foodservice sources its raw materials from a variety of suppliers and maintains multiple suppliers for each input. Pactiv Foodservice typically has contracts with resin suppliers, which have historically provided Pactiv Foodservice with a steady supply of raw materials. Pactiv Foodservice has not historically experienced any significant interruptions of key raw material supplies. Pactiv Foodservice has also undertaken programs to consolidate its supplier base and achieve savings by taking advantage of the economies of scale afforded by its increased purchasing volume. Pactiv

Foodservice has continuous improvement programs focused on cost reduction and productivity improvements. Existing programs in lean manufacturing allow for better inventory management. In addition, Pactiv Foodservice’s scale and knowledge of the resin market contribute to efficient raw materials management.

Quality Management

Pactiv Foodservice is committed to a quality management philosophy that aims to achieve continuous improvement in all stages of the production process through the involvement of management, customers, and employees. Pactiv Foodservice uses a stringent technique of hazard analysis and critical control points to identify critical aspects of quality management as well as methods and tools to identify key areas for improvement that result in a reduction of waste and downtime at its facilities.

Intellectual Property

Pactiv Foodservice has a significant number of registered patents and registered trademarks which, along with trade secrets and manufacturing know-how, help support Pactiv Foodservice’s ability to add value within the market and sustain its competitive advantages. Pactiv Foodservice has invested a considerable amount of resources in developing its proprietary products and manufacturing capabilities, and it employs various methods, including confidentiality and non-disclosure agreements with third parties, employees and consultants, to protect its intellectual property. Pactiv Foodservice uses internal and external resources to carefully manage its intellectual property portfolio. In addition, the business looks to actively defend its intellectual property rights throughout the world. Pactiv Foodservice performs internal analysis to decide whether to sue for patent infringements, initiate opposition procedures or counter-actions or buy patents and sign license agreements for the use of foreign patents. We believe that the intellectual property and licensing rights held are adequate for the business.

While in the aggregate Pactiv Foodservice’s patents are of material importance to Pactiv Foodservice’s business, Pactiv Foodservice believes that its business is not dependent upon any single patent or group of patents. Generally, registered trademarks have perpetual life, provided that they are renewed on a timely basis and continue to be used properly as trademarks. Other than licenses for commercially available software, Pactiv Foodservice does not believe that any of its licenses from third parties are material to its business taken as a whole. Pactiv Foodservice does not believe that any of its licenses to intellectual property rights granted to third parties are material to its business taken as a whole.

Information Technology

Pactiv Foodservice is in the process of integrating information technology systems as a result of the Pactiv Acquisition. At the present time, our Reynolds foodservice packaging business shares an Oracle EBS information systems platform with Closures and a portion of the Reynolds consumer products business.

Our Pactiv foodservice packaging business shares its information systems platform with the Hefty consumer products business. This platform primarily uses SAP enterprise resource planning applications to manage a majority of its processes, supplemented by other bolt-on or stand-alone systems.

Employees

As of December 31, 2011, Pactiv Foodservice employed approximately 11,800 people located primarily in its manufacturing facilities in the U.S. Labor unions are present at eight U.S. facilities and at three international locations, representing approximately 1,000 workers. Typical agreements with labor unions are three to four years in term, with the current agreements expiring between 2012 and 2014. Pactiv Foodservice has not experienced any significant union related work stoppages over the last five years, and Pactiv Foodservice’s management considers its relationship with its employees and labor unions to be satisfactory.

Insurance

Pactiv Foodservice maintains the types and amounts of contractual and third-party insurance coverage customary in the industry in which it operates. We believe that Pactiv Foodservice’s insurance coverage is adequate for its business, both as to the nature of the risks and the amounts insured.

Regulatory

Pactiv Foodservice’s business is subject to a broad range of foreign, federal, state and local laws and regulations, including those governing environmental and health and safety matters. Among other things, these laws regulate the emission or discharge of materials into the environment, govern the use, storage, treatment, disposal and management of hazardous substances and wastes, protect the health and safety of Pactiv Foodservice’s employees as well as users of Pactiv Foodservice’s products, regulate the materials used in, and the recycling of, products and impose liability for the costs of investigating and remediating, and damages resulting from, present and past releases of hazardous substances. These laws also regulate, and in certain instances ban products, that may be deemed harmful to the environment.

Pactiv Foodservice could be held liable for the costs to address contamination of any real property it has ever owned, operated or used as a disposal site. Pactiv Foodservice is currently investigating, remediating or otherwise addressing contamination at several of its facilities. Pactiv Foodservice also could incur fines, penalties and sanctions and damages from third-party claims for property damage or personal injury as a result of violations of or liabilities under environmental laws or in connection with releases of hazardous or other materials.

In addition, changes in, or new interpretations of, existing laws, regulations or enforcement policies, the discovery of previously unknown contamination or the imposition of other environmental liabilities in the future, including investigation or regulation of certain of Pactiv Foodservice’s products or business activities, may lead to additional compliance or other costs that could have a material adverse effect on Pactiv Foodservice’s business, financial condition or results of operations. Similarly, any environmental laws or initiatives, including those that may be proposed in the future, seeking to ban or limit the use of any of Pactiv Foodservice’s products, such as polystyrene-based containers, packaging and other products, could have a material adverse effect on Pactiv Foodservice’s business, financial condition or results of operations.

Moreover, as environmental issues, such as climate change, have become more prevalent, federal, state and local governments, as well as foreign governments, have responded, and are expected to continue to respond, to these issues with increased legislation and regulation, which could negatively affect Pactiv Foodservice. For example, the U.S. Congress has considered legislation to reduce emissions of greenhouse gases. In addition, the EPA is regulating certain greenhouse gas emissions under existing laws such as the Clean Air Act. These and other foreign, federal and state climate change initiatives may cause Pactiv Foodservice to incur additional direct costs in complying with new environmental legislation or regulations, such as costs to upgrade or replace equipment, as well as increased indirect costs resulting from Pactiv Foodservice’s suppliers, customers or both incurring additional compliance costs that could get passed through to Pactiv Foodservice or impact product demand.

Legal Proceedings

Pactiv Foodservice is a party to various litigation matters arising in the ordinary course of business. We cannot estimate with certainty the ultimate legal and financial liability with respect to these litigation matters but believe, based on examination of these matters, experience to date and discussions with counsel, that any ultimate liability will not be material to Pactiv Foodservice’s financial position, results of operations or cash flows.

Graham Packaging

Graham Packaging, including the operations and activities of Graham Holdings, is a worldwide leader in the design, manufacture and sale of value-added, custom blow molded plastic containers for branded consumer products. We believe that Graham Packaging has the number one market share positions in North America for hot-fill juices, sports drinks/isotonics, yogurt drinks, liquid fabric care, dish detergents, motor oil and certain other products measured by volume based on our analysis of industry data. Graham Packaging operates in product categories where customers and end users value the technology and innovation that Graham Packaging’s custom plastic containers offer as an alternative to traditional packaging materials such as glass, metal and paperboard. Graham Packaging selectively pursues opportunities where it can leverage its technology portfolio to continue to drive the trend of conversion to plastic containers from other packaging materials.

Graham Packaging strives to provide the highest quality products to its customers, while continually eliminating inefficiency and reducing costs. Graham Packaging is committed to improving productivity and reducing non-value-added activities and costs in its production processes, purchasing activities, selling, general and administrative expenses, capital expenditures and working capital. For example, from January 1, 2006 through September 30, 2010, Graham Packaging closed or merged several plants that did not meet its internal performance criteria, implemented information systems to analyze customer profitability which drove subsequent improvement actions and the exit from certain relationships, centralized nearly all procurement activities and benchmarked and subsequently reduced selling, general and administrative expenses. Graham Packaging utilizes a bi-weekly performance management review of its continuous improvement process, by which it measures performance and tracks progress on initiatives relating to safety, quality, productivity, capital expenditures, working capital and other actions leading to improved financial performance. Overall, Graham Packaging has a strong pipeline of specific cost reduction opportunities, which it intends to implement to optimize its cost structure.

We acquired Graham Packaging on September 8, 2011. The following tables show total segment revenue by product group and revenue by geographic region for Graham Packaging on a pro forma basis as if we owned the business for each of the years ended December 31, 2011, 2010 and 2009:

	Graham Packaging — Revenue by Product Group
	2011	2010	2009
	(In $ million)

Food & Beverage	$2,064	$1,586	$1,386
Household	538	443	423
Automotive Lubricants	329	320	291
Personal Care	166	164	171

Total	$3,097	$2,513	$2,271

	Graham Packaging — Revenue by Geographic Region
	2011	2010	2009
	(In $ million)

North America	$2,696	$2,178	$1,942
Europe	254	226	236
Other	147	109	93

Total	$3,097	$2,513	$2,271

History

Graham Packaging was incorporated in Delaware under the name “BMP/Graham Holdings Corporation” on November 5, 1997 in connection with a recapitalization transaction in which the Blackstone Group L.P. (“Blackstone”) and its affiliates, management and other investors became the indirect holders of 85% of the partnership interests of Graham Packaging Holdings Company, a subsidiary of Graham Holdings, which was completed on February 2, 1998. The predecessor to Graham Holdings was formed in the mid-1970s as a regional domestic custom plastic container supplier. On October 7, 2004, Graham Packaging acquired the blow molded plastic container business of Owens-Illinois, Inc., which essentially doubled its size. On December 10, 2009, Graham Packaging changed its name to “Graham Packaging Company Inc.” Graham Packaging Company Inc. became a publicly-traded entity on the New York Stock Exchange on February 10, 2010. On September 23, 2010, Graham Packaging acquired Liquid Container L.P., and its subsidiaries, a manufacturer of blow molded plastic containers that primarily services the food and household product categories. On September 8, 2011, we acquired Graham Packaging.

Products

Graham Packaging’s ability to develop new, innovative containers to meet the design and performance requirements of its customers has established Graham Packaging as a market leader. Graham Packaging has demonstrated significant success in designing plastic containers that require customized features such as complex shapes, reduced weight, handles, grips, view stripes and pouring features. These packages often must meet specialized performance and structural requirements such as hot-fill capability, recycled material usage, oxygen barriers, flavor protection and multi-layering. Hot-fill technology allows customers’ products to be heated to temperatures high enough to sterilize the inside of the container. In addition to increasing global demand for its customers’ products, Graham Packaging believes that its innovative packaging stimulates consumer demand and drives further conversion to plastic packaging. Consequently, Graham Packaging’s strong design capabilities have been especially important to its food and beverage customers, who generally use packaging to differentiate and add value to their brands while spending less on promotion and advertising. Graham Packaging has been awarded significant contracts based on these unique product design capabilities that it believes set it apart from its competition.

Customers

Substantially all of Graham Packaging’s sales are made to major branded consumer products companies. The products Graham Packaging manufactures for its customers require innovative packaging design and engineering to accommodate complex container shapes, specific material requirements and functionality. Customers also require quick and reliable delivery. As a result, many customers opt for long-term contracts. Graham Packaging’s long-term supply contracts with its on-site customers typically have terms of up to ten years. Graham Packaging’s long-term supply contracts for production off-site typically have terms that range from three to five years. Both of these categories of contracts either renew automatically for subsequent one year terms or are renegotiated by Graham Packaging before expiration of the initial term. All of Graham Packaging’s top twenty customers are under long-term contracts. Graham Packaging’s contracts typically contain provisions allowing for price adjustments based on changes in raw materials and, in a majority of cases, the cost of energy and labor, among other factors. Graham Packaging is often the sole supplier of its customers’ custom plastic container requirements nationally, regionally or for a specific brand. In 2011, Graham Packaging’s top ten customers accounted for 48% of the segment’s net sales, and no single customer accounted for more than 10% of the segment’s net sales.

Competition

Graham Packaging faces substantial regional and international competition across its product lines from a number of well-established businesses. Graham Packaging faces competition from most of its competitors across several of its product categories. Competition is based on several factors including price, product design, technology (such as barrier protection and lightweighting) and customer service. Several of Graham Packaging’s competitors are larger and have greater financial and other resources than Graham Packaging. In addition, several of its competitors sell other products used by Graham Packaging’s customers such as cans or flexible packaging which can be bundled with plastic containers in sales proposals. We believe that Graham Packaging competes effectively because of its superior levels of service, speed to market and product design and development capabilities.

Marketing and Sales

Graham Packaging’s sales are made primarily through its own direct sales force, as well as selected brokers. Sales activities are conducted from Graham Packaging’s corporate headquarters in York, Pennsylvania and from field sales offices located in North America, Europe, South America and Asia. Graham Packaging’s products are typically delivered by truck, on a daily basis, in order to meet customers’ just-in-time delivery requirements, except in the case of on-site operations. In many cases, Graham Packaging’s on-site operations are integrated with its customers’ manufacturing operations so that deliveries are made, as needed, by direct conveyance to the customers’ filling lines. Graham Packaging utilizes a number of outside warehouses to store its finished goods prior to delivery to the customer.

Manufacturing

A critical component of Graham Packaging’s strategy is to locate manufacturing facilities on-site, reducing expensive shipping and handling charges, providing instantaneous quality acceptance feedback and increasing distribution efficiencies. Graham Packaging often provides on-site manufacturing arrangements. Graham Packaging has a network of 99 manufacturing facilities and approximately one-third of these manufacturing facilities are located on-site at its customers’ plants. Graham Packaging operates over 975 production lines. Graham Packaging sometimes dedicates particular production lines within a plant to better service customers. The plants generally operate 24 hours a day, five to seven days a week, although not every production line is run constantly. When customer demand requires, the plants run seven days a week. Most customer orders are manufactured with a lead time of three weeks or less. Historically, demand for Graham Packaging’s products has not been subject to large seasonal fluctuations.

Graham Packaging utilizes a variety of production processes, including blow molding and injection molding. We believe that the injection molders and blow molders used by Graham Packaging are widely recognized as the leading technologies for high speed production of hot-fill PET containers. Graham Packaging also operates a variety of bottle labeling and decorating platforms, which is accomplished through in-mold techniques or post-molding methods. Typically, these decoration methods are used for bottles in the personal care/specialty product category.

Graham Packaging has implemented various process improvements to minimize labor costs, automate assembly tasks, increase throughput and improve quality. In addition, Graham Packaging has highly modernized equipment in the majority of its plants, consisting primarily of rotational wheel systems and shuttle systems, both of which are used for HDPE, PP and extrusion polyethylene teraphthalate, or “EPET,” blow molding, and injection-stretch blow molding systems for value-added PET containers. Graham Packaging is also pursuing development initiatives in barrier technologies to strengthen its position in the food and beverage product category.

Raw Materials and Suppliers

Resins constitute the primary raw materials used to make Graham Packaging’s products. These materials are available from a number of domestic and international suppliers and Graham Packaging is not dependent upon any single supplier. In 2011, the total value of raw materials, on a pro forma basis as if we owned the business for the entire year, was $1,602 million and represented 64% of Graham Packaging’s total cost of sales, excluding depreciation and amortization.

Typically, Graham Packaging does not enter into long-term supply agreements with its suppliers. Graham Packaging considers the supply and availability of raw materials to be adequate to meet its needs. We believe that Graham Packaging maintains an adequate inventory to meet demand. Resin prices can fluctuate significantly with fluctuations in crude oil and natural gas prices, as well as changes in refining capacity and the demand for other petroleum-based products. Changes in the cost of resin are passed through to customers by means of corresponding changes in product pricing in accordance with Graham Packaging’s agreements with these customers and industry practice. Graham Packaging operates a large HDPE bottles-to-bottles recycling plant in York, Pennsylvania, and uses the recycled materials from this plant and other recycled materials in a majority of Graham Packaging’s products.

Quality Management

Graham Packaging maintains quality assurance and control programs with respect to the performance of the products it manufactures, the performance of its suppliers and the compliance of its operations to its quality management system and sound manufacturing practices. Graham Packaging’s production lines are equipped with specific quality control inspection equipment and its employees continuously monitor product attributes and performance through a comprehensive Statistical Process Control system. Quality control laboratories are maintained at each manufacturing facility to test its products and validate their compliance with customer requirements. Graham Packaging continuously monitors and enhances its quality assurance and control programs to keep pace with the most current technologies and to meet and exceed customer expectations.

Intellectual Property

Graham Packaging holds a significant number of trademarks and several issued or pending patents. While in the aggregate the patents are of material importance to its business, Graham Packaging believes that its business is not dependent upon any one single patent, group of patents or trademark. Graham Packaging also relies on unpatented proprietary know-how and continuing technological innovation and other trade secrets to develop and maintain its competitive position. Third parties could, however, obtain knowledge of this proprietary know-how through independent development or other unauthorized access. In addition to its own patents and proprietary know-how, Graham Packaging is a party to licensing arrangements and other agreements authorizing it to use other proprietary processes, know-how and related technology and/or to operate within the scope of certain patents owned by other entities. In some cases, the licenses granted to Graham Packaging are perpetual and in other cases, the term of the license is related to the life of the patent associated with the license. Other than licenses for commercially available software, Graham Packaging does not believe that any of its licenses from third parties are material to its business taken as a whole. Graham Packaging also has licensed some of its intellectual property rights to third parties. Graham Packaging does not believe any of these licenses are material to its business taken as a whole.

New Product Development

Graham Packaging’s technical capability has been enhanced through its Global Innovation & Design Center in York, Pennsylvania. Graham Packaging also has two major Technology Centers in York, Pennsylvania and Warsaw, Poland capable of producing limited quantities of new products and refurbishing equipment. Graham Packaging’s Warsaw facility also manufactures and assembles a proprietary line of extrusion blow molding machines. This proprietary technology has enabled Graham Packaging to develop a leaner, more efficient manufacturing process.

Graham Packaging has an advanced multi-layer injection technology, trade named SurShot®. Graham Packaging believes that SurShot® is among the best multi-layer PET technologies available and billions of plastic containers are produced and sold each year using SurShot® technology. This multi-layer technology allows Graham Packaging’s customers to package oxygen and flavor-sensitive products, such as fruit juices, beer and teas, for extended shelf- life. In addition, the SurShot® technology can accommodate up to 40% post-consumer recycled resin. This is an important component of packaging sustainability. There has been increasing demand by customers for Graham Packaging’s innovative packages that meet new sustainability requirements for reduced weight. Recent introductions of Escape®, G-Lite® and SlingShottm technologies for PET bottles provide customers with improved features such as reduced container weight, smooth sides for a premium look or improved stacking ability for shipping and storage. We believe these new products, along with Graham Packaging’s design and development capabilities, have positioned Graham Packaging as a leader in packaging design, development and technology in the industry.

Graham Packaging incurs costs to research, design and develop new packaging products and technologies. Such costs, net of any reimbursement from customers, on a pro forma basis as if we owned the business for the entire years, were $9 million, $10 million and $10 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Information Technology

Graham Packaging’s worldwide information technology organization provides IT services to all of its businesses. Graham Packaging uses the SAP enterprise resource planning application to support nearly all processes within its organization and also integrates other purchased and custom developed applications. Graham Packaging’s SAP system is consolidated and operates from one data center in a location secured by an additional backup data center.

Employees

As of December 31, 2011, Graham Packaging had approximately 8,600 employees. Approximately 80% of Graham Packaging’s employees are hourly wage employees, 43% of whom are represented by various labor unions and are covered by various collective bargaining agreements that expire between 2012 and 2014.

Insurance

Graham Packaging maintains the types and amounts of contractual and third-party insurance coverage customary in the industry in which it operates. We believe that Graham Packaging’s insurance coverage is adequate for its business, both as to the nature of the risks and the amounts insured.

Regulatory

Graham Packaging’s business is subject to a broad range of foreign, federal, state and local laws and regulations, including those governing environmental, health and safety matters. Among other things, these laws regulate the emission or discharge of materials into the environment, govern the use, storage, treatment, disposal and management of hazardous substances and wastes, protect the health and safety of employees, regulate the materials used in and the recycling of products and impose liability for the costs of investigating and remediating, and damages resulting from, present and past releases of hazardous substances. Some of Graham Packaging’s current and former sites have a history of industrial operations that include the use or handling of hazardous materials. While Graham Packaging is not aware of any such sites as to which material outstanding remedial obligations exist, the discovery of additional contaminants or the imposition of cleanup obligations at these or other sites in the future could result in substantial liability. As a result of Graham Packaging closing its plant located in Edison, New Jersey, Graham Packaging is subject to New Jersey’s Industrial Site Recovery Act, or “ISRA”. ISRA specifies a process of reporting to the New Jersey Department of Environmental Protection, and, in some situations, investigating, cleaning up and/or taking other measures with respect to environmental conditions that may exist at an industrial establishment that has been shut down or is being transferred. Graham Packaging is in the process of implementing its obligations under ISRA regarding this facility and does not believe that the implementation will have a significant impact on the results of operations.

While Graham Packaging is not aware of any material non-compliance with applicable environmental laws and is not the subject of any material environmental claim, Graham Packaging could incur fines, penalties and sanctions and damages from third-party claims for property damage or personal injury as a result of violations of or liabilities under environmental laws. Based on existing information, we believe that it is not reasonably likely that losses related to known environmental liabilities, in aggregate, will be material to Graham Packaging’s financial position, results of operations, liquidity or cash flows. However, changes in, or new interpretations of, existing laws, regulations or enforcement policies, the discovery of previously unknown contamination or the imposition of other environmental liabilities in the future, including additional permit requirements or investigation or regulation of the potential health hazards of certain of Graham Packaging’s products or business activities, may lead to additional compliance or other costs that could have a material adverse effect on the business, financial condition or results of operations.

Moreover, as environmental issues, such as climate change, have become more prevalent, governments have responded, and are expected to continue to respond, to these issues with increased legislation and regulation, which could negatively affect Graham Packaging. For example, the United States Congress has considered legislation to reduce emissions of greenhouse gases. In addition, the EPA is regulating certain greenhouse gas emissions under existing laws such as the Clean Air Act. These initiatives may cause Graham Packaging to incur additional direct costs in complying with any new environmental legislation or regulations, as well as increased indirect costs resulting from Graham Packaging’ suppliers, customers, or both incurring additional compliance costs that could get passed through to Graham Packaging or impact product demand.

A number of governmental authorities, both in the United States and abroad, have considered, are expected to consider or have passed legislation aimed at reducing the amount of disposed plastic wastes. Those programs have included, for example, mandating certain rates of recycling and/or the use of recycled materials, imposing deposits or taxes on plastic packaging material and/or requiring retailers or manufacturers to take back packaging used for their products. That legislation, as well as voluntary initiatives similarly aimed at reducing the level of plastic wastes, could reduce the demand for certain plastic packaging, result in greater costs for plastic packaging manufacturers or otherwise impact Graham Packaging’s business. Some consumer products companies, including some of Graham Packaging’s customers, have responded to these governmental initiatives and to perceived environmental concerns of consumers by using containers made in whole or in part of recycled plastic. To date, Graham Packaging has not been materially adversely affected by these initiatives and developments. Graham Packaging operates a large HDPE bottles-to-bottles recycling plant in York, Pennsylvania.

Legal Proceedings

On November 3, 2006, Graham Packaging filed a complaint with the Supreme Court of the State of New York, New York County, against Owens-Illinois, Inc. and OI Plastic Products FTS, Inc., collectively “OI”. The complaint alleges certain misrepresentations by OI in connection with Graham Packaging’s 2004 purchase of the blow molded plastic container business of Owens-Illinois, Inc. and seeks damages in excess of $30 million. In December 2006, OI filed an answer and counterclaim, seeking to rescind a settlement agreement entered into between OI and Graham Packaging in April 2005, and disgorgement of more than $39 million paid by OI to Graham Packaging in compliance with that settlement agreement. Graham Packaging filed a motion to dismiss the counterclaim in July 2007, which was granted by the court in October 2007. On August 1, 2007, Graham Packaging filed an amended complaint to add additional claims seeking indemnification from OI for claims made against Graham Packaging by former OI employees pertaining to their pension benefits. These claims arise from an arbitration between Graham Packaging and Glass, Molders, Pottery, Plastic & Allied Workers, Local #171, or the “Union,” that resulted in an award on April 23, 2007, in favor of the Union. The Arbitrator ruled that Graham Packaging had failed to honor certain pension obligations for past years of service to former employees of OI, whose seven Union-represented plants were acquired by Graham Packaging in October 2004. In the amended complaint, Graham Packaging maintains that under Section 8.2 of the stock purchase agreement between Graham Packaging and OI, OI is obligated to indemnify Graham Packaging for any losses associated with differences in the two companies’ pension plans including any losses incurred in connection with the arbitration award. The litigation is proceeding.

Graham Packaging is a party to various other litigation matters arising in the ordinary course of business. The ultimate legal and financial liability of Graham Packaging with respect to such litigation cannot be estimated with certainty, but management believes, based on its examination of these matters, experience to date and discussions with counsel, that ultimate liability from Graham Packaging’s various litigation matters will not be material to the business, financial condition, results of operations or cash flows of Graham Packaging.

Property, Plant and Equipment

Our business segments operate through a number of offices, manufacturing facilities and warehouses throughout the world. We generally own or lease our facilities under long-term leases. Some of our principal facilities are subject to mortgages and other security interests granted to secure indebtedness with certain financial institutions. We believe that our manufacturing facilities are well maintained and generally adequate to meet our needs for the foreseeable future.

SIG

SIG operates ten aseptic carton manufacturing plants located at seven production sites worldwide. SIG manufactures filling machines and components for its Combibloc system at three of its manufacturing facilities. SIG also operates the Whakatane paper mill located in New Zealand. We believe all of SIG’s facilities are suitable for their respective operations and provide sufficient capacity to meet reasonably foreseeable production requirements.

Evergreen

Evergreen operates two integrated pulp and paper mills and 13 sleeve production plants at locations worldwide and one separate extrusion facility. Evergreen also has two locations where it manufactures filling machines and components, one of which is also a sleeve production plant. We believe all of Evergreen’s facilities are suitable for their respective operations and provide sufficient capacity to meet reasonably foreseeable production requirements.

Closures

Closures operates 32 manufacturing plants at locations worldwide. We believe all of Closures’ facilities are suitable for their respective operations and provide sufficient capacity to meet reasonably foreseeable production requirements.

Reynolds Consumer Products

Reynolds Consumer Products operates 12 manufacturing plants, all located in the United States. Reynolds Consumer Products and Pactiv Foodservice operate a research and development center for new materials technology in Canandaigua, New York, and a customer innovation center in Bedford Park, Illinois. We believe all of Reynolds Consumer Products’ facilities are suitable for their respective operations and provide sufficient capacity to meet reasonably foreseeable production requirements.

Pactiv Foodservice

Pactiv Foodservice operates 50 manufacturing plants in North America and three in Europe and has two joint ventures in China. At 28 of its facilities, Pactiv Foodservice manufactures products for Reynolds Consumer Products. Pactiv Foodservice also operates several distribution facilities in the United States. Reynolds Consumer Products and Pactiv Foodservice operate a research and development center for new materials technology in Canandaigua, New York, and a customer innovation center in Bedford Park, Illinois. We believe all of Pactiv Foodservice’s facilities are suitable for their respective operations and provide sufficient capacity to meet reasonably foreseeable production requirements.

Graham Packaging

Graham Packaging has a network of 99 manufacturing facilities of which approximately one-third of these manufacturing facilities are located on-site at its customers’ plants. We believe all of Graham Packaging’s facilities are suitable for their respective operations and provide sufficient capacity to meet reasonably foreseeable production requirements.

MANAGEMENT

We describe below the directors and senior management of RGHL, and the senior management of our SIG, Evergreen, Closures, Reynolds Consumer Products, Pactiv Foodservice and Graham Packaging segments and the Issuers of the notes. RGHL is ultimately controlled by Mr. Graeme Hart.

Members of the RGHL Group’s senior management and the respective principal boards are as follows:

Directors of RGHL and Senior Management of the RGHL Group

Name	Role	Age

Directors:
Graeme Hart	Sole indirect owner and Director of RGHL	56
Thomas Degnan	Director and Chief Executive Officer of RGHL	64
Bryce Murray	Director of RGHL	54
Gregory Cole	Director of RGHL	49
Senior Management of the RGHL Group:
Allen Hugli	Chief Financial Officer of RGHL	49
Joseph Doyle	Group Legal Counsel of RGHL	52
Rolf Stangl	Chief Executive Officer of SIG	41
John Rooney	Chief Executive Officer of Evergreen	48
Malcolm Bundey	Chief Executive Officer of Closures and Graham Packaging	50
Lance Mitchell	Chief Executive Officer of Reynolds Consumer Products	52
John McGrath	Chief Executive Officer of Pactiv Foodservice	53

RGHL has no independent directors. The directors do not serve a specified term and can be removed at any time by the strategic owner.

Graeme Hart is the sole indirect owner and a director of RGHL. He is also the ultimate owner and a director of a number of companies, including Carter Holt Harvey Limited, which was previously listed on the New Zealand Stock Exchange and is in the business of building supplies, pulp and paper and wood products, mainly in Australia and New Zealand, UCI Holdings Limited and Autoparts Holdings Limited, leading suppliers to the light and heavy-duty vehicle aftermarket for replacement parts. In addition, Mr. Hart is the sole shareholder and a director of Rank Group and a director of a number of private investment companies.

Thomas Degnan is a director and the Chief Executive Officer of RGHL. He is also a director and officer of a number of companies within the RGHL Group. He also served as a director of Burns, Philp & Company Pty Limited and of Carter Holt Harvey Limited while both were public companies.

Bryce Murray is a director of RGHL. Mr. Murray is a member of the RGHL Audit Committee. In addition, he has an oversight role over a number of the operating companies in the RGHL Group. He also is a director of Rank Group and other entities owned by Mr. Hart. He also has primary responsibility for the operational management of the Carter Holt Harvey group of companies. He joined Rank Group in 1992 as Chief Financial Officer and held this position until 2004. During his time with Rank Group he held a number of roles involving financial control, financing, acquisitions, divestments and strategy. He also served as a director of Burns, Philp & Company Pty Limited and of Carter Holt Harvey Limited while both were public companies. Prior to joining Rank Group he was a partner with the accounting firm Deloitte Touche Tohmatsu (New Zealand).

Gregory Cole is a director of RGHL. Mr. Cole is a member of the RGHL Audit Committee. In addition, he is a director and officer of a number of other companies within the RGHL Group. He is also a director of Rank Group and other entities owned by Mr. Hart. He has been a senior executive of Rank Group since 2004. From 1994 to 2004, Mr. Cole was a partner with Deloitte Touche Tohmatsu, a firm he joined in 1986.

Allen Hugli is the Chief Financial Officer of RGHL. In addition, he is a director and officer of a number of other companies within the RGHL Group. He is also the Chief Financial Officer and a director of Rank Group and a director of other entities owned by Mr. Hart. He has been a senior executive of Rank Group since 1993. He has been the Chief Financial Officer of Burns, Philp & Company Pty Limited since 1999. Mr. Hugli previously held positions in financial management and audit practices in Australia, Canada and New Zealand.

Joseph Doyle is the Group Legal Counsel of RGHL. Mr. Doyle was appointed Group Legal Counsel following the Pactiv Acquisition. Prior to joining RGHL, Mr. Doyle was General Counsel for Pactiv from 2007 to 2010. Prior to joining Pactiv, he was a partner with the law firm Mayer Brown from 2001 to 2007.

Rolf Stangl is the Chief Executive Officer of SIG. He was appointed Chief Executive Officer and a member of the SIG executive board in November 2008. Prior to such appointment, Mr. Stangl was head of Global Market Operations of SIG Combibloc, the head of SIG Beverages from May 2007 until its divestment in April 2008 and the head of SIG Corporate Development and Mergers and Acquisitions for the period from May 2004 to April 2007. Prior to joining SIG, Mr. Stangl was an investment director at Syntek Capital AG, Chief Operating Officer and the founder of intainment.com AG, an internet start-up company, and a senior consultant at Roland Berger & Partner.

John Rooney is the Chief Executive Officer of Evergreen. He was appointed the Chief Executive Officer in May 2011. Mr. Rooney has worked at Evergreen since 1991 in a number of progressive leadership assignments including Plant Manager, International Marketing, Business Integration and General Manager of Evergreen Packaging Equipment. Most recently, Mr. Rooney led the North American Converting and Equipment businesses while also overseeing Sales & Operations Planning and Logistics & Distribution enterprise-wide for Evergreen.

Malcolm Bundey is the Chief Executive Officer of Closures and Graham Packaging. He was appointed the Chief Executive Officer of Closures in May 2011 and the Chief Executive Officer of Graham Packaging in May 2012. Prior to these appointments, Mr. Bundey served as the Chief Executive Officer of Evergreen from 2008. He has been a senior executive with Rank Group since 2003. Mr. Bundey’ s other appointments within Rank Group have included Company Executive at Carter Holt Harvey Limited and Chief Financial Officer of Goodman Fielder for over three years through 2006 when he relocated to the U.S. with Rank Group in an executive capacity working on mergers and acquisitions. Prior to joining Rank, Mr. Bundey was a partner with Deloitte Touche Tohmatsu (Corporate Reorganization and Management Consulting Group) for five years, ultimately working with the firm for a total of fifteen years to September 2003.

Lance Mitchell is the Chief Executive Officer of Reynolds Consumer Products. He was appointed Chief Executive Officer in April 2011. Prior to such appointment, Mr. Mitchell served as President of Closures. Mr. Mitchell began his role with Closures under Alcoa in February 2006. Prior to joining Alcoa, Mr. Mitchell was the Group Vice President of PolyOne Corporation, a global polymer services company, the general manager at BF Goodrich, the general manager at the Geon Company and a business manager at Avery Dennison.

John McGrath is the Chief Executive Officer of Pactiv Foodservice. Mr. McGrath was appointed Chief Executive Officer in November 2010 following the Pactiv Acquisition. Prior to becoming Chief Executive Officer, Mr. McGrath served as Vice President of Sales, Marketing and Product Development for Pactiv’s foodservice and food packaging division. Formerly, Mr. McGrath has been general manager of Pactiv’s food processor business and prior to that, Vice President of Logistics. He has also held various positions in sales, marketing and product development throughout his career. Mr. McGrath is the past chairman of the Foodservice Packaging Institute (FPI) and currently serves on the board of directors of the International Foodservice Manufacturers Association.

Directors’ and Senior Management’s Compensation

The aggregate compensation paid to our businesses’ key management and personnel, including incentive bonus payments, pension contributions, compensation for loss of office, and the estimated total value of benefits-in-kind granted to key management and personnel as a group during the period ended December 31, 2011 was $13 million. Directors of the RGHL Group do not receive compensation for their services in such capacities.

The directors of RGHL and the Chief Financial Officer of RGHL do not receive any incentive or variable pay as part of their compensation packages in those capacities. All other senior management of RGHL participate in annual incentive compensation plans that measure EBITDA and cash performance. Targets are set annually based on annual operating plans and goals. Awards are calculated on performance against the predetermined goals, with final individual payouts determined at the discretion of the directors of RGHL.

Senior management may participate in pension plans sponsored by the RGHL Group. For the year ended December 31, 2011, the RGHL Group set aside approximately $221,000 to provide pension, retirement and similar benefits for the senior management of RGHL. For more information regarding such pension plans, see notes 3.12 and 26.1 to the RGHL Group’s audited financial statements as of and for the year ended December 31, 2011, included elsewhere in this prospectus.

Directors’ and Senior Management’s Service Contracts

No director has a service contract relating to his or her position as director.

Thomas Degnan has entered into an employment agreement with Rank Group North America Inc., a wholly-owned subsidiary of Rank Group. Allen Hugli has entered into an employment agreement with Rank Group. Joseph Doyle has entered into an employment agreement with Pactiv and RGHL. Rolf Stangl has entered into an employment agreement with SIG Combibloc. Malcolm Bundey has entered into an employment agreement with Evergreen Packaging, Inc. Lance Mitchell has entered into an employment agreement with Reynolds Foil Inc. (now known as Reynolds Consumer Products Inc.). John McGrath has entered into an employment agreement with Pactiv and RGHL. John Rooney has entered into an employment agreement with Evergreen Packaging, Inc.

Thomas Degnan and Allen Hugli are not employed by the RGHL Group and do not receive any remuneration of any kind from the RGHL Group. While neither Mr. Degnan nor Mr. Hugli is an employee of the RGHL Group, we expect they will continue to spend sufficient time to perform the services of Chief Executive Officer and Chief Financial Officer, respectively, for us.

Directors’ and Senior Management’s Indemnification Agreements

Rank Group and RGHL have agreed to indemnify the directors and certain senior managers of the RGHL Group, as listed in the table under the heading “— Directors of RGHL and Senior Management of the RGHL Group” above, in respect of decisions made, or actions taken, by these individuals on behalf of certain specified companies in their capacity as directors or senior managers of those companies on written instruction from a direct or indirect shareholder of either company in connection with any transactions or the approval or execution of any resolutions or documents in relation to the SIG Transaction, the RGHL Transaction, the Evergreen Transaction, the Reynolds Foodservice Acquisition, the Pactiv Transaction, the Dopaco Acquisition and the Graham Packaging Transaction. RGHL has agreed to indemnify certain of the directors and officers of the RGHL Group in connection with certain refinancing transactions. The indemnification agreements are jurisdiction and company specific agreements that provide for substantially the same terms, except that the agreements contain different limitations on the indemnification obligations of Rank Group and RGHL. Specifically, in the documents referred to as “Letters of Indemnification” the indemnification generally does not apply if payment for the indemnified liabilities is made under an insurance policy or by another source; and in the documents referred to as “Deed Polls of Indemnification” the indemnification generally does not apply to the extent that (i) indemnification is not permitted by applicable laws, (ii) the indemnified liabilities were the result of gross negligence, bad faith or willful misconduct by the indemnified individuals, (iii) payment for the indemnified liabilities is made under an insurance policy or by another source or (iv) the indemnified individual initiates proceedings.

In addition to the indemnification agreements listed above, we have also entered into indemnification agreements with officers of the RGHL Group other than our senior management, including an indemnification agreement with the directors and officers of each registrant in connection with this registration statement.

By a Deed Poll of Indemnification by Rank Group dated December 22, 2009, Rank Group indemnifies each person who, at or after the date of the deed poll, holds the office of director or statutory officer of (inter alia) any entity which it controls incorporated in Australia or New Zealand, including RGHL. Subject to certain limitations set out in the deed poll, including where the giving of such an indemnity is prohibited by law, each indemnified person is indemnified against any costs he or she incurs in any proceeding that relates to liability for any act done or omission made in his or her capacity as a director, statutory officer or employee of RGHL, in which proceeding such person is acquitted, or has judgment given in his or her favor, or which is discontinued.

We also issue our directors and officers insurance for director’s and officer’s liability and legal expenses. We have not included details about the nature of the liabilities covered or the amount of the premium paid in respect of such insurance contracts as such disclosure is prohibited under the terms of those contracts.

Board Committees

In March 2012, RGHL’s board appointed an Audit Committee to oversee the financial reporting process including the hiring and performance of external auditors and to monitor the internal control process and the choice of accounting policies and principles. The members of the Audit Committee are Mr. Gregory Cole and Mr. Bryce Murray. The Audit Committee has adopted a charter under which the Audit Committee operates. The charter provides that the Audit Committee will be appointed annually by the board. The board may remove or replace members of the Audit Committee at any time.

RGHL does not have a Compensation Committee.

Employees

RGHL and its subsidiaries had approximately 36,000 and 25,500 employees as of December 31, 2011 and 2010, respectively. The increase is primarily the result of acquisitions, including Dopaco and Graham Packaging in 2011. Further information regarding the employees of each segment is included in “Business — Business Overview.”

SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders and Beneficial Ownership

RGHL, BP I and BP II are indirectly wholly-owned by Mr. Graeme Hart. Other than Mr. Graeme Hart, no director or member of our executive team beneficially owns any shares of RGHL, BP I or BP II.

RGHL has issued 111,000,004 shares, which are all owned by Packaging Finance Limited, a New Zealand corporation, which is 100% owned by Packaging Holdings Limited, a New Zealand corporation, which is 100% owned by Mr. Graeme Hart. BP I has issued 13,063,527 shares and BP II has issued 1,000 shares, all of which are owned by RGHL.

Related Party Transactions

Other than our strategic owner, Mr. Graeme Hart, none of the directors, members of management or shareholders of the RGHL Group has or had any interest in any transactions with us which are or were unusual in their nature or conditions or significant to our business taken as a whole and that were effected during the current or immediately preceding fiscal year, or during any earlier fiscal year and which remain in any respect outstanding or unperformed. No loans are outstanding from us to any director or member of management and there are no guarantees provided by us for the benefit of any such person. In addition to the related party transactions discussed below, from time to time we enter into other transactions with affiliates which are not material to us or our affiliates.

For purposes of the agreements referred to in this section, the Hart Group refers to (i) Mr. Graeme Hart, (ii) his spouse and members of his immediate family (including siblings, children, grandchildren and children and grandchildren by adoption) and (iii) in the event of incompetence or death of any of the persons described in clauses (i) and (ii) hereof, such person’s transferee by will, estate, executor, administrator, committee or other personal representative.

Acquisitions

Reynolds Foodservice Acquisition

On September 1, 2010, Reynolds Group Holdings Inc., an indirect wholly-owned subsidiary of RGHL, acquired all of the issued and outstanding shares of capital stock of Reynolds Packaging Inc. (now known as Reynolds Packaging Holdings LLC), and Closure Systems International B.V., an indirect wholly-owned subsidiary of RGHL, acquired all of the issued and outstanding shares of capital stock of Reynolds Packaging International B.V. and one equity interest in the corporate capital of Reynolds Metals Company de Mexico S. de R.L. de C.V., from Reynolds Packaging (NZ) Limited, an affiliated entity beneficially owned by our strategic owner, Mr. Graeme Hart, for a total consideration of $342 million (including certain post-closing adjustments), pursuant to the stock purchase agreement entered into by BP III, Reynolds Group Holdings Inc., Closure Systems International B.V., or collectively, the “Reynolds Foodservice Buyers,” and Reynolds Packaging (NZ) Limited.

Subject to the limitations contained in the stock purchase agreement, the Reynolds Foodservice Buyers, on the one hand, and Reynolds Packaging (NZ) Limited, on the other hand, have agreed to indemnify each other for losses resulting from inaccuracies in or breaches of the representations and warranties and covenants contained in the stock purchase agreement and Reynolds Packaging (NZ) Limited shall indemnify the Reynolds Foodservice Buyers for losses resulting from pre-closing income taxes of Reynolds Packaging Inc. (now known as Reynolds Packaging Holdings LLC) and Reynolds Packaging International B.V. and their subsidiaries that are not included as accruals on a closing statement furnished by BP III to Reynolds Packaging (NZ) Limited. Each party’s indemnification liability for breach of most representations and warranties is capped at an aggregate liability of $30 million. Any claim for breach of certain fundamental representations is capped at the purchase price, as adjusted. Generally, claims for breaches of representations and warranties had to be made prior to September 1, 2011, provided, however, that (i) claims for inaccuracies in or breaches of certain fundamental representations and warranties (e.g., representations and warranties regarding organization, authority, title to shares, capitalization and brokerage and finders fees) may be made prior to the four year anniversary of the date of the closing of the Reynolds Foodservice Acquisition and (ii) claims with respect to Reynolds Packaging (NZ) Limited’s inaccuracy or breach of its representation and warranty concerning tax matters may not be made following the closing of the Reynolds Foodservice Acquisition. In addition, no claim for indemnification may be asserted from and after the date on which all or a portion of the equity interests of Reynolds Packaging (NZ) Limited, the Reynolds Foodservice Buyers or any parent entity of Reynolds Packaging (NZ) Limited or the Reynolds Foodservice Buyers is issued to or sold, assigned or otherwise transferred to any person that is not controlled directly or indirectly by the Hart Group. The parties agreed to bear equal responsibility for any transfer taxes arising from the Reynolds Foodservice Acquisition.

Evergreen Acquisition

On May 4, 2010, Reynolds Group Holdings Inc., an indirect wholly-owned subsidiary of RGHL, acquired all of the issued and outstanding shares of capital stock of Evergreen Packaging Inc. and SIG Combibloc Holding GmbH, an indirect wholly-owned subsidiary of RGHL, acquired all of the issued and outstanding shares of capital stock of Evergreen Packaging (Luxembourg) S.à r.l., from CHH, for a total purchase price of $1,612 million (including certain post-closing adjustments), pursuant to the reorganization agreement entered into by BP III, CHH, Reynolds Group Holdings Inc., Evergreen Packaging US and Evergreen Packaging New Zealand Limited on April 25, 2010.

Subject to the limitations contained in the reorganization agreement, BP III and CHH have agreed to indemnify each other for losses resulting from inaccuracies in or breaches of the representations and warranties and covenants contained in the reorganization agreement and CHH shall indemnify BP III for losses in excess of the taxes of Evergreen Packaging Inc., Evergreen Packaging (Luxembourg) S.à r.l. and their subsidiaries that are included as liabilities on the closing statement furnished by BP III to CHH. Each party’s indemnification liability for breach of most representations and warranties is capped at an aggregate liability of $150 million. Any claim for breach of the title to shares and title to assets is capped at the purchase price, as adjusted. Generally, claims for breaches of representations and warranties had to be made prior to May 4, 2011, provided, however, that (i) claims for inaccuracies in or breaches of certain fundamental representations and warranties (e.g., representations and warranties regarding organization, authority, title to shares, capitalization and brokerage and finders fees) may be made prior to the four year anniversary of the date of the closing of the Evergreen Acquisition and (ii) claims with respect to CHH’s inaccuracy or breach of its representation and warranty concerning tax matters may not be made following the closing of the Evergreen Acquisition. In addition, no claim for indemnification may be asserted from and after the date on which all or a portion of the equity interests of CHH, BP III or any parent entity of CHH or BP III is issued to or sold, assigned or otherwise transferred to any person that is not controlled directly or indirectly by the Hart Group. The parties agreed to bear equal responsibility for any transfer taxes arising from the Evergreen Acquisition.

Whakatane Acquisition

On May 4, 2010, Whakatane Mill Limited, an indirect wholly-owned subsidiary of RGHL, purchased CHH’s assets and liabilities associated with the Whakatane paper mill for a purchase price of $46 million, including certain post-closing adjustments, pursuant to the asset purchase agreement entered into by Whakatane Mill Limited and CHH on April 25, 2010.

Subject to the limitations contained in the asset purchase agreement, Whakatane Mill Limited and CHH have agreed to indemnify each other for losses resulting from inaccuracies in or breaches of the representations and warranties and covenants contained in the asset purchase agreement. Each party’s indemnification liability for breach of most representations and warranties is capped at an aggregate liability of $15 million. Losses in connection with breaches of the title to assets representation are capped at the purchase price, as adjusted. Generally, claims for breaches of representations and warranties had to be made prior to May 4, 2011, provided, however, that (i) claims for inaccuracies in or breaches of certain fundamental representations and warranties (e.g., representations and warranties regarding organization, authority, title to assets and brokerage and finder’s fees) may be made prior to the four year anniversary of the date of the closing of the Whakatane Acquisition and (ii) claims with respect to CHH’s inaccuracy or breach of its representation and warranty concerning tax matters may not be made following the closing of the Whakatane Acquisition. Except to the extent reflected in the closing statement and the purchase price adjustment, any taxes of CHH are an “excluded liability” for which CHH remains liable. In addition, no claim for indemnification may be asserted from and after the date on which all or a portion of the equity interests of CHH, Whakatane Mill Limited or any parent entity of CHH or Whakatane Mill Limited is issued to or sold, assigned or otherwise transferred to any person that is not controlled directly or indirectly by the Hart Group.

CHH granted to Whakatane Mill Limited a non-exclusive, non-transferable license to use certain names associated with CHH for a one-year term. This license expired on May 4, 2011.

Reynolds Consumer Acquisition

On November 5, 2009, BP III acquired from Reynolds Consumer Products (NZ) Limited, an affiliated entity beneficially owned by our strategic owner, Mr. Graeme Hart, all of the issued and outstanding shares of capital stock of Reynolds Consumer Products (Luxembourg) S.à r.l. for a purchase price of $15 million, and Reynolds Group Holdings Inc. acquired from Reynolds Consumer Products (NZ) Limited all of the issued and outstanding shares of capital stock of Reynolds Consumer Products Holdings Inc. (now known as Reynolds Consumer Products Holdings LLC) for a purchase price of $1,785 million, which together with the $15 million purchase price, we refer to as the “Aggregate Purchase Price,” less the amount of outstanding consolidated indebtedness of Reynolds Consumer Products Holdings Inc. (now known as Reynolds Consumer Products Holdings LLC) and its subsidiaries under a senior secured term loan facility and a senior secured revolving credit facility entered into in connection with the Reynolds Acquisition, which we refer to as the “Reynolds Facility,” as of the date of closing of the Reynolds Consumer Acquisition, pursuant to a stock purchase agreement entered into by BP III, Reynolds Consumer Acquisition Co., or together, the “Reynolds Consumer Buyers,” and Reynolds Consumer Products (NZ) Limited on October 15, 2009.

The Aggregate Purchase Price was subject to adjustments for consolidated net cash, working capital and benefit of earnings, resulting in an aggregate $3 million payable by Reynolds Consumer Products (NZ) Limited to Reynolds Consumer Acquisition Co. and BP III which amounts were satisfied by Reynolds Consumer Products (NZ) Limited in the form of certain intercompany debt arrangements.

Subject to the limitations contained in the Reynolds Consumer Purchase Agreement, the Reynolds Consumer Buyers, on the one hand, and Reynolds Consumer Products (NZ) Limited on the other hand, have agreed to indemnify each other for losses resulting from inaccuracies in or breaches of the representations and warranties and covenants contained in the stock purchase agreement and Reynolds Consumer Products (NZ) Limited will indemnify the Reynolds Consumer Buyers for losses in excess of $2 million resulting from pre-closing income taxes of Reynolds Consumer Products (Luxembourg) S.à r.l., Reynolds Consumer Products Holdings Inc. (now known as Reynolds Consumer Products Holdings LLC) and their respective subsidiaries arising in respect of the period after February 29, 2008. Such indemnification is capped at $195 million. Generally, claims for breaches of representations and warranties had to be made prior to November 5, 2010, provided, however, that (i) claims for inaccuracies in or breaches of certain fundamental representations and warranties (e.g., representations and warranties regarding organization, authority, title to shares, capitalization and brokerage and finding fees) may be made indefinitely and (ii) claims with respect to Reynolds Consumer Products (NZ) Limited’s inaccuracy or breach of its representation and warranty concerning tax matters may not be made following the closing of the Reynolds Consumer Acquisition. In addition, no claim for indemnification may be asserted from and after any date on which all or a portion of the equity interests of Reynolds Consumer Products (NZ) Limited, or the Reynolds Consumer Buyers, or any parent entity of Reynolds Consumer Products (NZ) Limited or the Reynolds Consumer Buyers is issued or sold, assigned or otherwise transferred to any person that is not controlled directly or indirectly by the Hart Group. The parties agreed to bear equal responsibility for any transfer taxes arising from the Reynolds Consumer Acquisition.

Closures Acquisition

On November 5, 2009, BP III acquired from Closure Systems International (NZ) Limited, an affiliated entity beneficially owned by our strategic owner, Mr. Graeme Hart, all of the issued and outstanding shares of capital stock of Closure Systems International (Luxembourg) S.à r.l. for a purchase price of $1,223 million, less the amount of outstanding consolidated indebtedness of Closure Systems International (Luxembourg) S.à r.l. and its subsidiaries under the Reynolds Facility as of the date of closing of the Closures Acquisition, pursuant to a stock purchase agreement entered into by BP III and Closure Systems International (NZ) Limited dated October 15, 2009. The purchase price was subject to adjustments for consolidated net cash, working capital and benefit of earnings, resulting in $8 million paid by BP III to Closure Systems International (NZ) Limited in the form of cash and certain intercompany debt arrangements.

Subject to the limitations contained in the stock purchase agreement, BP III and Closure Systems International (NZ) Limited have agreed to indemnify each other for losses resulting from inaccuracies in or breaches of the representations and warranties and covenants contained in the stock purchase agreement and Closure Systems International (NZ) Limited will indemnify BP III for losses in excess of $25 million resulting from the pre-closing income taxes of Closure Systems International (Luxembourg) S.à r.l. and its subsidiaries arising in respect of the period after February 29, 2008. Such indemnification is capped at $135 million. Generally, claims for breaches of representations and warranties had to be made prior to November 5, 2010, provided, however, that (i) claims for inaccuracies in or breaches of certain fundamental representations and warranties (e.g., representations and warranties regarding organization, authority, title to shares, capitalization and brokerage and finding fees) may be made indefinitely or until the latest date permitted by law and (ii) claims with respect to Closure Systems International (NZ) Limited’s inaccuracy or breach of its representation and warranty concerning tax matters may not be made following the closing of the Closures Acquisition. In addition, no claim for indemnification may be asserted from and after any date on which all or a portion of the equity interests of Closure Systems International (NZ) Limited, BP III or any parent entity of Closure Systems International (NZ) Limited or BP III is issued to or sold, assigned or otherwise transferred to any person that is not controlled directly or indirectly by the Hart Group. The parties agreed to bear equal responsibility for any transfer taxes arising from the Closures Acquisition.

Rank Group Loan Agreement

We are party to a loan agreement with Rank Group under which Rank Group may request and receive one or more advances up to an aggregate amount of the New Zealand dollar equivalent of $215 million or such other amount as agreed upon by us and Rank Group. Advances are unsecured, repayable on demand and subordinated on terms such that no payments can be made until the obligations under a Rank Group senior secured credit facility are repaid in full. Advances due from Rank Group accrue interest at a rate based on the average 90 day New Zealand bank bill rate, set quarterly, plus a margin of 3.25%. Interest is only charged or accrued if demanded by us. See note 30 of the RGHL Group’s audited financial statements as of and for the year ended December 31, 2011, included elsewhere in this prospectus.

No advances or repayments were made during the year ended December 31, 2010 or the year ended December 31, 2011. During 2010, interest was charged at 5.98% to 6.47%. On December 31, 2010, $256 million, inclusive of capitalized interest, was outstanding under the loan. During 2011, interest was charged at 5.90% to 6.25%. On December 31, 2011, $271 million, inclusive of capitalized interest, was outstanding under the loan.

Reynolds Treasury Loan Agreement

On August 23, 2011, the RGHL Group borrowed the Euro equivalent of $25 million from Reynolds Treasury (NZ) Limited, an affiliate of Rank Group. The loan bears interest at the greater of 2% and the 3-month EURIBOR rate plus 4.875%. The loan is unsecured and the repayment date will be agreed between the parties. See note 30 of the RGHL Group’s audited financial statements as of and for the year ended December 31, 2011, included elsewhere in this prospectus.

During 2011, interest was charged at 6.875%. As of December 31, 2011, $23 million was outstanding under the loan.

Indemnification Letter Agreements

Indemnification Letter Agreements Relating to Alcoa

In connection with the Reynolds Acquisition, Rank Group and Alcoa entered into an acquisition agreement, pursuant to which Rank Group acquired certain assets and entities that currently constitute our Reynolds foodservice packaging business, Reynolds consumer products business and Closures segment.

In connection with the RGHL Acquisition and the Reynolds Foodservice Acquisition, in which we acquired certain entities that currently constitute our Reynolds foodservice packaging business, Reynolds consumer products business and Closures segment from Rank Group, we entered into letter agreements pursuant to which Rank Group agreed, in its reasonable discretion, to enforce indemnification claims it may have against Alcoa, under its acquisition agreement with Alcoa, and remit any net proceeds received from such claims. The letters will terminate from and after any date on which all or a portion of the equity interests of Rank Group or the respective buyers of these companies and businesses or any parent entity of Rank Group is issued or sold, assigned or otherwise transferred to any person that is not controlled directly or indirectly by the Hart Group.

Evergreen Indemnification Letter Agreement

In connection with the Initial Evergreen Acquisition, IP, CHH and Evergreen Packaging Inc. entered into a purchase agreement, pursuant to which CHH acquired from IP certain assets and entities that currently constitute our Evergreen segment.

In connection with the Evergreen Acquisition, in which we acquired certain entities that currently constitute our Evergreen segment from CHH, BP III entered into a letter agreement with CHH, pursuant to which CHH agreed, in its reasonable discretion, to enforce indemnification claims it may have against IP, under its purchase agreement with IP, and remit any net proceeds received from such claims to BP III. This letter will terminate from and after the date on which all or a portion of the equity interests of CHH, BP III or any parent entity of CHH or BP III is issued or sold, assigned or otherwise transferred to any person that is not controlled directly or indirectly by the Hart Group.

Transition Services Letter Agreement

In connection with the Reynolds Acquisition by Rank Group, in which it acquired certain entities that currently comprise our Reynolds foodservice packaging business, Reynolds consumer products business and Closures segment, Rank Group purchased certain transition services from Alcoa pursuant to an agreement dated December 21, 2007.

In connection with the RGHL Acquisition, in which we acquired certain entities that constitute our Reynolds consumer products business and Closures segment from Rank Group, BP III entered into a transition services letter agreement with Rank Group, pursuant to which Rank Group agreed to continue to purchase for the benefit of Closures and our Reynolds consumer products business certain of the transition services that Rank Group purchased from Alcoa. The transition services include information technology and financial reporting services in various jurisdictions and were charged by Rank Group to our Reynolds consumer products business and Closures, as applicable, at cost. Pursuant to the terms of the transition services letter agreement, BP III paid, or caused Closures and our Reynolds consumer products business to pay, to Rank Group all fees payable by Rank Group under its agreement with Alcoa that were allocable to Closures or our Reynolds consumer products business. Rank Group’s agreement with Alcoa expired on December 31, 2009 and Alcoa no longer provides transition services to Closures or our Reynolds consumer products business.

Whakatane Transition Services Agreement

In connection with the Whakatane Acquisition, Whakatane Mill Limited and CHH entered into a services agreement, pursuant to which Whakatane Mill Limited agreed to receive certain transition services from CHH and related entities. These services include payroll, accounts payable, accounts receivable, cash management, secondment of staff, corporate services, information technology, procurement and energy management. All of these services other than procurement and energy management have been terminated by Whakatane Mill Limited with effect from February 29, 2012. In addition, CHH agreed to lease an area of land close to the Whakatane paper mill to Whakatane Mill Limited for NZ$1 per annum to allow Whakatane Mill Limited to carry out certain maintenance activities.

CHH has novated to Whakatane Mill Limited an agreement with the electricity supplier for the Whakatane paper mill. Pursuant to the services agreement, if Whakatane Mill Limited must give security to such electricity supplier, CHH will satisfy such condition on behalf of Whakatane Mill Limited, subject to certain conditions. CHH currently provides such security to the electricity spot services supplier of the Whakatane paper mill on behalf of Whakatane Mill Limited. The services agreement also provides that as long as CHH provides credit control services to Whakatane Mill Limited, it will use reasonable endeavors to extend debtors insurance held by CHH in relation to payment default by its debtors to Whakatane Mill Limited. We estimate that the annual cost to Whakatane Mill Limited pursuant to this agreement is approximately NZ$2 million, exclusive of applicable Goods and Services Tax, or “GST.”

Whakatane Mill Limited may terminate the services agreement upon satisfaction of certain notice requirements. CHH may terminate (i) all the transition services if there is a change of control of either party by giving not less than six months’ notice, (ii) the security granted to the electricity supplier and the debtors insurance, upon change of control of either party, with effect from the date on which such occurs and (iii) the lease, with effect from the date which is not less than six months after the termination notice is provided to Whakatane Mill Limited. Either party may terminate the services agreement (i) in the case of insolvency of the other party or (ii) for any material breach.

IT Service Letter

In connection with the Whakatane Acquisition, CHH and Whakatane Mill Limited entered into an agreement stating that, notwithstanding the terms of the Whakatane Transition Services Agreement (as described above), CHH will provide IT transition services to Whakatane Mill Limited even if third party consent to a necessary sub-license or sub-lease has not been obtained. However, if a counterparty to a lease or license objects on reasonable grounds to the granting of a sub-license or sub-lease or threatens legal action or the termination of existing contracts, CHH may cease to provide the transition services relating to that sub-license or sub-lease until that consent is obtained. The agreement will terminate upon the earlier of termination of IT services under the Whakatane Transition Services Agreement or a change of control of either party. The IT services under the Whakatane Transition Services Agreement have been terminated with effect from February 29, 2012. The IT Service Letter has therefore also terminated.

New Zealand Cartonboard Supply Agreement

In connection with the Whakatane Acquisition, Whakatane Mill Limited and CHH entered into a supply agreement, pursuant to which CHH agreed to purchase cartonboard products from Whakatane Mill Limited. Pursuant to the supply agreement, CHH was not obligated to purchase any specified minimum volumes, but was obligated to purchase a minimum of 90% of the CHH Group’s (as defined therein) annual cartonboard supply requirements for its New Zealand business, subject to certain conditions and limitations. We estimate that the annual cost to CHH pursuant to this agreement was approximately NZ$13 million, exclusive of applicable GST. This supply agreement terminated with effect from March 1, 2011.

Australian Cartonboard Supply Agreement

In connection with the Whakatane Acquisition, Whakatane Mill Limited and Carter Holt Harvey Packaging Pty Limited, or “CHH Packaging,” entered into a supply agreement, pursuant to which CHH Packaging agreed to purchase cartonboard products from Whakatane Mill Limited. Pursuant to the supply agreement, CHH Packaging was not obligated to purchase any specified minimum volumes of the cartonboard products from Whakatane Mill Limited, but was obligated to purchase a minimum of 60% of the CHH Group’s (as defined therein) cartonboard supply requirements for its Australian business, subject to certain conditions and limitations. We estimate that the annual cost to CHH Packaging pursuant to this agreement was approximately AU$43 million, exclusive of applicable GST. This supply agreement terminated with effect from March 1, 2011.

Pulpwood Fiber Procurement Agency Agreement

In connection with the Whakatane Acquisition, Carter Holt Harvey Pulp & Paper Limited, or “CHH Pulp,” an affiliated entity that is beneficially owned by our strategic owner, Mr. Graeme Hart, and Whakatane Mill Limited entered into a procurement agreement, pursuant to which CHH Pulp will manage an agreement with Tenon Limited dated July 1988, or the “Tenon Agreement,” relating to the purchase of approximately 115,000 green tons of pulp logs per annum for Whakatane Mill Limited’s benefit. It is proposed that the Tenon Agreement will be assigned to Whakatane Mill Limited pursuant to the Whakatane purchase agreement or that Whakatane Mill Limited will enter into a supply agreement directly with the forest owners.

In addition, pursuant to the procurement agreement, Whakatane Mill Limited also agreed to appoint CHH Pulp as its exclusive agent for purchasing its additional requirement of approximately 55,000 green tons of wood fiber per annum for the Whakatane paper mill.

The term of the procurement agreement is five years from May 5, 2010. In consideration of the services provided by CHH Pulp under this agreement, Whakatane Mill Limited agreed to pay CHH Pulp an agency fee equal to the greater of: (i) NZ$4,000 per month or (ii) NZ$0.30 per green ton of wood fiber received by Whakatane Mill Limited in the relevant month under the Tenon Agreement and through CHH Pulp’s procurement of the additional green tons of wood fiber. The procurement agreement may be terminated at any time (i) by Whakatane Mill Limited giving a minimum of six months’ written notice or (ii) by either party for cause. We estimate that the annual cost to Whakatane Mill Limited payable to CHH Pulp pursuant to this procurement agreement is approximately NZ$50,000, exclusive of applicable GST. Whakatane Mill Limited also agreed to pay third parties directly for procured fiber.

Pulp Supply Agreement

In connection with the Whakatane Acquisition, CHH Pulp and Whakatane Mill Limited entered into a supply agreement, pursuant to which Whakatane Mill Limited agreed to purchase all of its requirements of kraft pulp from CHH Pulp and CHH Pulp agreed to supply, to the extent that CHH Pulp is able, all of Whakatane Mill Limited’s requirements for kraft pulp. The price paid for the kraft pulp is based on a pricing model as described in the supply agreement. The Pulp Supply Agreement may be terminated at any time (i) after December 31, 2013 by either party by giving a minimum of 12 months’ written notice or (ii) for cause. We estimate that the annual cost to Whakatane Mill Limited pursuant to this agreement is approximately NZ$53 million, exclusive of applicable GST.

NCC Fiber Supply Agreement

In connection with the Whakatane Acquisition, CHH and Whakatane Mill Limited entered into a supply agreement, pursuant to which Whakatane Mill Limited agreed to purchase all of its requirements of new corrugated cardboard clippings from CHH and CHH agreed to supply all of Whakatane Mill Limited’s requirements for new corrugated cardboard clippings.

During the first month of each quarter the price per metric ton is adjusted in accordance with a pricing model set forth in the supply agreement. The supply agreement may be terminated (i) at any time after January 1, 2014 by either party by giving a minimum of six months’ written notice, (ii) by Whakatane Mill Limited if it gives at least six months’ written notice to CHH and determines in good faith that it no longer requires new corrugated cardboard clippings permanently or (iii) for cause. We estimate that the annual cost to Whakatane Mill Limited pursuant to this agreement is approximately NZ$460,000, exclusive of applicable GST.

Waste Disposal Agreement

In connection with the Whakatane Acquisition, CHH Pulp and Whakatane Mill Limited entered into a waste disposal agreement, pursuant to which CHH Pulp agreed to make a landfill, that is owned by CHH Pulp, available to Whakatane Mill Limited (i) for disposal of permitted waste produced by the Whakatane paper mill up to a maximum of 16,000 tons per annum until termination of the agreement and (ii) to operate the landfill for an initial period after May 4, 2010 until twelve months after the date on which CHH Pulp gives written notice to Whakatane Mill Limited that it desires that a second period commences. CHH Pulp entered into a sale and purchase agreement with CHH in February 2012 pursuant to which the land on which the landfill sits will transfer from CHH Pulp to CHH on completion of a subdivision. The waste disposal agreement will be novated from CHH Pulp to CHH on completion of the subdivision process.

During the initial period, the landfill will be operated by Whakatane Mill Limited and it will be the only party using the landfill, while during the second period CHH Pulp will be operating the landfill and CHH Pulp, any of its related companies or Whakatane Mill Limited may use the landfill.

During the initial period, Whakatane Mill Limited agreed to pay CHH Pulp a fee that is equal to NZ$1 per month plus GST plus any costs, charges and fees associated with CHH Pulp’s operation or maintenance of the landfill. During the second period, Whakatane Mill Limited agreed to pay CHH Pulp a fee equal to NZ$1 per month plus GST plus a pro rata share, calculated on the volume of waste disposed by Whakatane Mill Limited at the landfill, of all costs, charges and fees associated with CHH Pulp’s operation or maintenance of the landfill.

Whakatane Mill Limited may terminate the waste disposal agreement by giving a minimum of three months’ written notice to CHH Pulp. Any time after May 1, 2016, CHH Pulp may terminate the waste disposal agreement by giving a minimum of three years’ written notice of termination to Whakatane Mill Limited, provided that if the consents provided by government agencies for use of the landfill are amended such that it is uneconomical for CHH Pulp to operate the landfill, CHH Pulp may terminate the agreement by giving a minimum of six months’ written notice. The waste disposal agreement (i) will be automatically terminated if the government consents expire and are not replaced or (ii) may be terminated by either party for cause. The liability of either party under the waste disposal agreement is limited to NZ$10 million. We estimate that the annual cost to Whakatane Mill Limited payable to CHH Pulp pursuant to this agreement is approximately NZ$12 million as Whakatane Mill Limited pays operating costs associated with the landfill directly rather than through CHH Pulp. Whakatane Mill Limited also agreed to pay its own costs of operating the landfill.

Logistics Services Agreement

In connection with the Whakatane Acquisition, CHH and Whakatane Mill Limited entered into a logistics services agreement, pursuant to which CHH agreed to provide Whakatane Mill Limited with freight and logistics management services, such as domestic freight management services, international shipping management services, port management services and export documentation management services.

Whakatane Mill Limited agreed to pay CHH an annual management fee of NZ$160,000 plus applicable GST and agreed to also pay third party freight costs. The logistics services agreement may be terminated by either party (i) immediately if the other party is in default or (ii) on not less than three months’ written notice. A party is in default under the logistics services agreement if it suffers an insolvency event (as defined therein) or materially breaches any material obligation if such breach is incurable or uncured for a specified period. We estimate that the annual cost to Whakatane Mill Limited payable to CHH pursuant to such agreement is approximately NZ$160,000, exclusive of applicable GST. Whakatane Mill Limited agreed to also pay third parties direct for freight.

Deeds of Participation

In connection with the Whakatane Acquisition, CHH and Whakatane Mill Limited executed deeds of participation under New Zealand law pursuant to which Whakatane Mill Limited was admitted to certain retirement plans of CHH applicable to employees of the business being sold. These deeds of participation allow the employees transferred in the transaction to remain members of these retirement plans following the closing for the periods provided under the Whakatane Asset Purchase Agreement.

Trademark Assignment Agreement

In connection with the Whakatane Acquisition, CHH and Whakatane Mill Limited executed a trademark assignment agreement, which recorded, effected and confirmed the assignment by CHH to Whakatane Mill Limited, with effect from the date of the trademark assignment agreement, of all of CHH’s rights, titles and interests in and to the trademarks to be transferred to Whakatane Mill Limited pursuant to the Whakatane Asset Purchase Agreement, including all associated intellectual property rights.

Evergreen Transition Services Agreement

In connection with the Evergreen Acquisition, CHH and Evergreen Packaging Inc. entered into a transition services agreement, pursuant to which CHH and its affiliates agreed to provide specified information technology information services to Evergreen Packaging Inc. and certain affiliates engaged in the beverage packaging business, collectively the “service receivers.”

The services are provided at cost, which is determined using the same methodology used in the previous six months and set forth on a schedule to the services agreement. Any service provider is generally required to provide a given service until the relevant service receiver terminates such service upon ten days’ written notice.

The services agreement terminates (i) when all or a portion of the equity interests of CHH, Evergreen Packaging Inc. or any parent entity of CHH or Evergreen Packaging Inc. is issued to or sold, assigned or otherwise transferred to any person that is not controlled directly or indirectly by the Hart Group, (ii) with respect to a given service receiver, other than Evergreen Packaging Inc., when all or a portion of the equity interests of such service receiver is issued to or sold, assigned or otherwise transferred to any person that is not controlled directly or indirectly by the Hart Group and (iii) with respect to a given service, when all or a portion of the equity interests of the service provider providing such service, other than CHH, is issued to or sold, assigned or otherwise transferred to any person that is not controlled directly or indirectly by the Hart Group. After termination of the services agreement, any service receiver may choose to continue to receive the services for up to six months pursuant to the applicable terms of the services agreement.

Information Sharing Agreement

On April 7, 2010, CHH and CHH Pulp entered into an information sharing agreement with Evergreen Packaging Inc. and Blue Ridge Paper Products Inc., pursuant to which the parties agreed to share certain confidential information relating to the operations and practices of their respective mills. The information sharing agreement does not impose any obligation on either party to provide information, it simply provides that the relevant information shall be kept confidential. The information sharing agreement may be terminated by either party at any time upon written notice and, upon termination, either party may require the other to return all information received pursuant to the information sharing agreement. Each party must continue to maintain the confidentiality of all information received under the information sharing agreement.

Electricity Hedges Agreement

In connection with the Whakatane Acquisition, CHH and Whakatane Mill Limited entered into an agreement, pursuant to which CHH agreed to provide Whakatane Mill Limited with the benefits of certain electricity hedge agreements that CHH entered into with third parties, to the extent such electricity hedge agreements relate to Whakatane Mill Limited and Whakatane Mill Limited agreed to perform all of CHH’s obligations pursuant to such electricity hedge agreements to the extent such obligations relate to Whakatane Mill Limited. This agreement terminated with effect from September 1, 2011.

Sale of Certain Non-Strategic Assets

On April 25, 2010, Blue Ridge Paper Products Inc. and BPC United States Inc., a wholly-owned indirect subsidiary of Rank Group, entered into an asset purchase agreement with respect to the real property, plant and equipment of Blue Ridge Paper Products Inc.’s Richmond, Virginia facility for a cash purchase price equivalent to the net book value of the assets, which was approximately $3 million. As a result of this sale, the assets that were the subject of this agreement were not conveyed to BP III pursuant to the Evergreen Acquisition. The sale of the facility was completed on April 29, 2010.

DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS AND INTERCREDITOR AGREEMENTS

The following is a summary of the material terms and conditions of our material debt instruments other than the notes. For the purposes of this summary, a reference to “group” is a reference to RGHL and its subsidiaries from time to time.

Senior Secured Credit Facilities

On February 9, 2011, RGHL and certain of its subsidiaries entered into an amended and restated credit agreement and borrowed $2,325 million in U.S. term loans and €250 million in European term loans. The proceeds from such term loans under the Senior Secured Credit Facilities were applied to repay all term loans outstanding under the Original Senior Secured Credit Facilities.

On August 9, 2011, RGHL and certain of its subsidiaries entered into an amendment and incremental term loan assumption agreement which amended and restated the Senior Secured Credit Facilities (the “Second Amended and Restated Senior Secured Credit Facilities”) and under which the lenders party thereto agreed to make available $2,000 million in U.S. term loans (the “Tranche C U.S. Term Loans”). The proceeds of the Tranche C U.S. Term Loans were drawn on the date of the Graham Packaging Acquisition and applied along with available cash to fund a senior secured intercompany note to certain subsidiaries of Graham Holdings, the proceeds of which were used to repay, repurchase, redeem or otherwise retire Graham Packaging’s senior secured credit facilities and to pay fees, expenses and transaction costs.

Structure

As of December 31, 2011, the Senior Secured Credit Facilities consisted of the following:

•	$2,325 million of Tranche B U.S. term loans (the “Tranche B U.S. Term Loans”) and $2,000 million of Tranche C U.S. term loans (the “Tranche C U.S. Term Loans” and, together with the Tranche B U.S. Term Loans, the “U.S. Term Loans”) which were borrowed by Reynolds Consumer Products Holdings Inc. (now known as Reynolds Consumer Products Holdings LLC), Reynolds Group Holdings Inc. and Pactiv Corporation (now known as Pactiv LLC);

•	€250 million of European term loans, or the “European Term Loans,” which were borrowed by SIG Euro Holding AG & Co KGaA and SIG Austria Holding GmbH;

•	a U.S. revolving credit facility of $120 million, or the “U.S. Revolving Loans,” (of which up to $100 million may be drawn by way of letters of credit), which is available to Reynolds Consumer Products Holdings Inc. (now known as Reynolds Consumer Products Holdings LLC), Pactiv Corporation (now known as Pactiv LLC) and Closure Systems International Holdings Inc.; and

•	a European revolving credit facility of €80 million, or the “European Revolving Loans,” (of which up to €70 million may be drawn by way of letters of credit), which is available to Closure Systems International B.V., SIG Austria Holding GmbH and SIG Euro Holding AG & Co. KGaA.

The remaining amount available to be borrowed as incremental loans under the Second Amended and Restated Senior Secured Credit Facilities will be the greater of $750 million aggregate principal amount (less any amounts used to incur certain specified permitted indebtedness) and the maximum amount that, if fully drawn, would not cause the senior secured leverage ratio to exceed 3.5 to 1.0 (the “Incremental Facility Amount”). Any borrower may by written notice to the agent under the Senior Secured Credit Facilities indicate that it wishes to have incremental term or revolving facilities in U.S. dollars, euro or other designated currencies in an amount of up to the Incremental Facility Amount. Such additional incremental facilities are uncommitted, and the existing lenders may agree or decline to participate in the incremental facilities in their sole discretion. The Senior Secured Credit Facilities provide that, to the extent incremental term loans or incremental revolving commitments are used concurrently with the incurrence thereof to refinance term loans and revolving credit commitments outstanding under the Senior Secured Credit Facilities, such usage will not reduce the otherwise available Incremental Facility Amount.

Incremental lenders, including the lenders under the U.S. Term Loans and the European Term Loans, share, to the extent possible, in the collateral securing the Senior Secured Credit Facilities (and the secured notes) on a pari passu basis.

Repayment, Prepayments and Amortization

The U.S. and European revolving facilities will mature on November 5, 2014. The Tranche B U.S. Term Loans and the European Term Loans will mature on February 9, 2018. The Tranche C U.S. Term Loans will mature on August 15, 2018.

In addition, the outstanding term loans under the Senior Secured Credit Facilities are required to be prepaid with (a) up to 50% of excess cash flow (which will be reduced to 25% if certain senior secured leverage ratios are met), (b) 100% of the net cash proceeds of certain asset dispositions (provided that a portion of the net cash proceeds of an asset disposition of collateral may be used to prepay or repurchase the senior secured notes to the extent required under the indentures governing the senior secured notes, as applicable), subject to certain thresholds and (c) 100% of the net proceeds of debt that is incurred in violation of the Senior Secured Credit Facilities.

Indebtedness under the Senior Secured Credit Facilities may be voluntarily prepaid in whole or in part, subject to minimum amounts and break funding costs. Voluntary prepayments of Tranche B U.S. Term Loans or European Term Loans made on or prior to August 9, 2012 and of Tranche C U.S. Term Loans made on or prior to August 9, 2013, in each case made out of the proceeds of a substantially concurrent issuance or incurrence of indebtedness, will be subject to a prepayment fee equal to 1.00% of the aggregate principal amount of such prepayment. Such prepayment fee will also apply during such applicable period where a term lender is required to assign its term loans as a result of its failure to consent to an amendment that would reduce the interest rate margins or other pricing-related terms with respect to its term loans. The above prepayment fees will not apply to any prepayments upon the occurrence of a Change of Control.

The Tranche B U.S. Term Loans will amortize in equal quarterly installments in an aggregate annual amount equal to 1.00% of the principal amount thereof outstanding on February 9, 2011, the European Term Loans will amortize in equal quarterly installments in an aggregate annual amount equal to 1.00% of the principal amount thereof outstanding on February 9, 2011 (subject to certain adjustments) and the Tranche C U.S. Term Loans will amortize in equal quarterly installments in an aggregate annual amount equal to 1.00% of the principal amount thereof outstanding on the date of the Graham Packaging Acquisition (subject to certain adjustments), in each case with the balance payable in full on the maturity date thereof. The first amortization payment on the Tranche B U.S. Term Loans and the European Term Loans was paid on June 30, 2011 and the first amortization payment on the Tranche C U.S. Term Loans was paid on December 30, 2011.

Interest Rate and Fees

The rate of interest on loans under the Second Amended and Restated Senior Secured Credit Facilities for each interest period is the percentage rate per annum equal to the sum of:

(i) the applicable margin; and

(ii) (A) in the case of ABR borrowings, the greatest of (1) the agent’s prime rate in effect from time to time, (2) the Federal funds effective rate in effect from time to time plus 1/2 of 1.00% and (3) the Adjusted LIBO Rate (as defined below) for a three month interest period plus 1.00%;

(B) in the case of Eurocurrency borrowings denominated in U.S. dollars, the greater of (1) the LIBO rate for the interest period in effect multiplied by statutory reserves and (2) 2.00% per annum in the case of the U.S. Revolving Loans or 1.25% per annum in the case of U.S. Term Loans, which we refer to as the “LIBOR Floor”;

(C) in the case of Eurocurrency borrowings denominated in Euro, the greater of (1) the EURIBO rate for the interest period in effect plus the mandatory cost and (2) 2.00% per annum in the case of the European Revolving Loans or 1.50% per annum in the case of European Term Loans;

(D) in the case of FBR borrowings denominated in Euro, the greatest of (i) the agent’s prime rate for short-term loans in Euro, (ii) the EONIA rate in effect on such day plus 1/2 of 1.00%, (iii) the EURIBO Rate for a three month interest period plus 1% and (iv) 3.00% per annum; and

(E) in the case of FBR borrowings denominated in a foreign currency other than Euro, the rate defined in the applicable incremental loan agreement.

The applicable margin is equal to (i) with respect to any Eurocurrency term loan, 5.25% per annum, (ii) with respect to any ABR or FBR term loan, 4.25% per annum, (iii) with respect to any Eurocurrency revolving loan, 4.50% per annum and (iv) with respect to any ABR or FBR revolving loan, 3.50% per annum.

If there is a payment default at any time, then the interest rate applicable to overdue principal will be the rate otherwise applicable to such loan plus 2.00% per annum. Default interest will also be payable on other overdue amounts at a rate of 2.00% per annum above the amount that would apply to an ABR term loan that is a U.S. Tranche C term loan.

The borrowers are required to pay a commitment fee equal to 2.00% per annum on the daily unused amounts of the U.S. and European revolving credit facilities.

The borrowers are required to pay to each U.S. and European revolving lender a letter of credit participation fee, calculated at the rate equal to the margin applicable to Eurocurrency loans under the revolving credit facilities, on the outstanding amount of such lender’s pro rata percentage of U.S. or European letter of credit exposure, as the case may be. The relevant borrower is also required to pay any letter of credit issuing bank the fronting, issuing and drawing fees specified from time to time by such issuing bank.

Guarantees and Security

All obligations under the Senior Secured Credit Facilities are or will be guaranteed by RGHL and certain of its direct and indirect subsidiaries that guarantee the notes, including the borrowers under the Senior Secured Credit Facilities and the Issuers, subject to certain legal and tax limitations and other agreed exceptions.

All obligations under the Senior Secured Credit Facilities, and the guarantee of those obligations (as well as obligations under certain hedging agreements, certain local working capital facilities and certain cash management obligations), are secured by certain assets of RGHL, the borrowers and certain of the other guarantors under the Senior Secured Credit Facilities, subject to certain agreed limitations. Pursuant to the First Lien Intercreditor Agreement, the security interests over such assets are or will be of equal priority with the liens on the same collateral securing the senior secured notes and other future first lien obligations. The Senior Secured Credit Facilities may also have security over certain assets that do not secure the senior secured notes.

Covenants

The Senior Secured Credit Facilities contain financial, affirmative and negative covenants that we believe are usual and customary for a senior credit facility of this type. The negative covenants in the Senior Secured Credit Facilities include limitations (subject to agreed exceptions) on the ability of RGHL and its material subsidiaries to:

•	incur additional indebtedness (including guarantees);

•	incur liens;

•	enter into sale and lease-back transactions;

•	make investments, loans and advances;

•	implement mergers, consolidations and sales of assets;

•	make restricted payments or enter into restrictive agreements;

•	enter into transactions with affiliates on non-arm’s length terms;

•	change the business conducted by RGHL and its subsidiaries;

•	prepay, or make redemptions and repurchases of specified indebtedness;

•	amend certain material agreements governing specified indebtedness;

•	make certain amendments to the organizational documents of RGHL and its material subsidiaries;

•	change RGHL’s fiscal year; and

•	conduct an active business (in the case of RGHL and BP II).

In addition to other customary exceptions, RGHL and its subsidiaries are able to incur additional indebtedness, including the ability to incur (a) other senior secured notes or senior secured bridge loans, if a senior secured leverage ratio of 3.5 to 1.0 is met, (b) other senior secured or unsecured notes or senior secured or unsecured bridge loans of up to $750 million (less the amount of any incremental loans under the Senior Secured Credit Facilities), (c) unsecured indebtedness so long as RGHL is in pro forma compliance with its financial covenants, (d) unsecured subordinated indebtedness so long as RGHL is in pro forma compliance with its financial covenants, and (e) certain permitted refinancing indebtedness in respect of the foregoing, in each case subject to other customary requirements. Indebtedness of the type described in clauses (a) and (b) and certain permitted refinancing indebtedness thereof may be secured on a pari passu basis by the same collateral securing the Senior Secured Credit Facilities and the senior secured notes.

In addition, the Senior Secured Credit Facilities contain customary financial covenants, including maximum senior secured leverage, minimum interest coverage and limitations on capital expenditures.

Events of Default

The Senior Secured Credit Facilities contain certain customary events of default with certain cure periods, as applicable, including:

•	non-payment of principal, interest or other amounts;

•	breach of covenants under the Senior Secured Credit Facilities and other loan documents;

•	material breach of the representations or warranties;

•	cross-default to other material indebtedness;

•	bankruptcy or insolvency;

•	material judgments;

•	certain ERISA and benefits events;

•	actual or asserted invalidity of any material collateral or guarantee;

•	failure of material subordinated indebtedness to be validly subordinated;

•	invalidity of the 2007 UK Intercreditor Agreement; and

•	a change of control (as defined in the Senior Secured Credit Facilities).

Local Facilities

We have secured and unsecured local credit facilities at our subsidiaries in a number of jurisdictions. The secured local credit facilities are secured by the collateral under the Senior Secured Credit Facilities and senior secured notes as well as certain other assets. Alternatively we may also backstop these facilities with letters of credit drawn under the revolving credit facilities included in the Senior Secured Credit Facilities. As of December 31, 2011, we had $28 million utilized under our secured local facilities in the form of short-term bank overdrafts, letters of credit and bank guarantees.

First Lien Intercreditor Agreement

The collateral agents under the Senior Secured Credit Facilities, or the “Collateral Agents,” the trustee for the holders of the senior secured notes, the administrative agent under the Senior Secured Credit Facilities, as representative for the secured parties under the Senior Secured Credit Facilities, RGHL and certain of its subsidiaries entered into the First Lien Intercreditor Agreement, which sets forth the relative rights and obligations of the lenders under the Senior Secured Credit Facilities and certain local working capital facilities, certain hedging providers and cash management services providers and the holders of the senior secured notes with respect to Shared Collateral. This summary of the First Lien Intercreditor Agreement uses the following defined terms:

•	“Collateral” means all assets and properties subject to liens created pursuant to any security document to secure one or more series of Obligations.

•	“Liens” means with respect to any assets or property, any mortgage, lien (statutory or others), pledge, charge, hypothecation, assignment, security interest or similar encumbrance.

•	“Obligations” means (i) with respect to the senior secured notes, any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any such indebtedness; (ii) with respect to the Senior Secured Credit Facilities, the due and punctual payment of (a) the principal of and interest (including interest accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding) on the loans, when and as due, whether at maturity or by acceleration, upon one or more dates set for prepayment or otherwise, (b) each payment required to be made by the borrowers, when and as due, including payments in respect of reimbursement of disbursements, interest thereon and obligations to provide cash collateral, (c) all other monetary obligations of the borrowers to any of the secured parties under the Senior Secured Credit Facilities, and each of the other loan documents, including fees, costs, expenses and indemnities, (d) the due and punctual payment and performance of all obligations of the borrowers, RGHL and its subsidiaries that are guarantors under the loan documents, hedging agreements, local facility agreements and agreements providing for cash management services, and (e) obligations under additional agreements pursuant to which other first lien obligations are incurred; and (iii) certain additional obligations designated “Additional Obligations” pursuant to the terms of the First Lien Intercreditor Agreement.

•	“Security Document” means each agreement, instrument or other document entered into in favor of the Collateral Agents, or the Collateral Agents and any of the other secured parties under the Senior Secured Credit Facilities, the indenture for the 2009 Notes and any additional agreements pursuant to which other first lien obligations are incurred, for purposes of securing any series of Obligations, including the indentures governing the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes and the August 2011 Senior Secured Notes.

•	“Shared Collateral” means, at any time, Collateral in which the holders of two or more series of Obligations (or their respective representatives) hold a valid security interest and any cash or other assets received in connection with the enforcement of any guarantee held by two or more series of Obligations (or their respective representatives).

The First Lien Intercreditor Agreement may be amended from time to time without the consent of the secured parties thereto to add other secured parties.

Designation of the Applicable Representative

Under the First Lien Intercreditor Agreement, as described below, the “Applicable Representative” has the right to direct the Collateral Agents to initiate foreclosures, release liens in accordance with the Senior Secured Credit Facilities and the indentures for the senior secured notes and take other actions with respect to the Shared Collateral, and the representatives of other series of Obligations party to the First Lien Intercreditor Agreement have no right to direct the Collateral Agent to take actions with respect to the Shared Collateral.

Initially, the Applicable Representative is the administrative agent under the Senior Secured Credit Facilities. As long as such administrative agent is the Applicable Representative, the Trustee, as representative of the secured noteholders, will have no rights to direct the Collateral Agent to take any action under the First Lien Intercreditor Agreement.

The administrative agent under the Senior Secured Credit Facilities will remain the Applicable Representative until the earlier of:

(1) the discharge of our Obligations under the Senior Secured Credit Facilities; and

(2) the Cut-Off Date (as defined below), unless the Cut-Off Date has been stayed, deemed not to have occurred or rescinded pursuant to the definition thereof.

After such date, the Applicable Representative will be the representative of the series of Obligations that constitutes the largest outstanding principal amount of any then outstanding series of Obligations whose representative is party to the First Lien Intercreditor Agreement, other than the Obligations under the Senior Secured Credit Facilities, with respect to the Shared Collateral. We refer to such representative as the “Non-Controlling Representative.”

The “Cut-Off Date” means, with respect to any Non-Controlling Representative, the date which is at least 90 days (throughout which 90 day period such person was the Non-Controlling Representative) after the occurrence of both (i) an Event of Default (under and as defined in the instrument under which such Non-Controlling Representative is appointed as the representative) and (ii) the Collateral Agent’s and each other relevant representative’s receipt of written notice from such Non-Controlling Representative certifying that (x) such an Event of Default has occurred and is continuing and (y) the Obligations of the series with respect to which such Non-Controlling Representative is the representative are currently due and payable in full (whether as a result of acceleration thereof or otherwise) in accordance with the terms of the applicable instrument governing such Obligations; provided, however, that the Cut-Off Date shall be stayed and shall not occur and shall be deemed not to have occurred and be rescinded (1) at any time the administrative agent under the Senior Secured Credit Facilities or the Collateral Agent has commenced and is diligently pursuing any enforcement action with respect to any Shared Collateral or (2) at any time any grantor which has granted a security interest in such Shared Collateral is then a debtor under or with respect to (or otherwise subject to) any insolvency or liquidation proceeding.

Role of the Applicable Representative

Pursuant to the First Lien Intercreditor Agreement:

(i) the Applicable Representative shall have the sole right to instruct the Collateral Agent to act or refrain from acting with respect to the Shared Collateral;

(ii) the Collateral Agent shall not follow any instructions with respect to the Shared Collateral from any representative of any Non-Controlling Secured Party (as defined below) or other party to the First Lien Intercreditor Agreement (other than the Applicable Representative); and

(iii) no representative of any Non-Controlling Secured Party or other party to the First Lien Intercreditor Agreement (other than the Applicable Representative) will instruct the Collateral Agent to commence any judicial or non-judicial foreclosure proceedings with respect to, seek to have a trustee, receiver, liquidator or similar official appointed for or over, attempt any action to take possession of, exercise any right, remedy or power with respect to, or otherwise take any action to enforce its interests in or realize upon, or take any other action available to it in respect of, any Shared Collateral.

A “Non-Controlling Secured Party” means any secured party whose representative is not the Applicable Representative. So long as the administrative agent under the Senior Secured Credit Facilities is the Applicable Representative, the holders of the senior secured notes will be Non-Controlling Secured Parties. In addition, because the outstanding principal amount of the 2009 Notes is greater than the outstanding principal amount of the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes or the August 2011 Senior Secured Notes, the trustee under the indenture governing the 2009 Notes, as representative of the holders of the 2009 Notes, will be the Non-Controlling Representative and would become the Applicable Representative if the Cut-Off Date occurred on such date. Accordingly, the holders of the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes and the August 2011 Senior Secured Notes could be Non-Controlling Secured Parties indefinitely.

Notwithstanding the equal priority of the liens on any Shared Collateral, the Collateral Agent, acting on the instructions of the Applicable Representative, may deal with the Collateral as if the Applicable Representative had a senior lien on such Collateral. No representative of any Non-Controlling Secured Party may contest, protest or object to any foreclosure proceeding or action brought by the Collateral Agent or any exercise by the Collateral Agent of any rights and remedies relating to the Shared Collateral. Each representative of each series of Obligations party to the First Lien Intercreditor Agreement will not contest or support any other person in contesting, in any proceeding (including any insolvency or liquidation proceeding), the perfection, priority, validity or enforceability of a lien held by or on behalf of any of the secured parties in all or any part of the Shared Collateral, or the provisions of the First Lien Intercreditor Agreement.

In addition, each representative of each series of Obligations party to the First Lien Intercreditor Agreement (i) will not take or cause to be taken any action the purpose or intent of which is, or could be, to interfere with, hinder or delay, in any manner, whether by judicial proceedings or otherwise, any sale, transfer or other disposition of the Shared Collateral by the Collateral Agent (acting on the instructions of the Applicable Representative), (ii) will not institute any suit or assert in any insolvency or litigation proceeding or other proceeding or any claim against the Collateral Agent or any other secured party seeking damages from or other relief by way of specific performance, instructions or otherwise with respect to any Shared Collateral, (iii) will not seek, and waives any right to have any Shared Collateral or any part thereof marshaled upon any foreclosure or other disposition of such Shared Collateral and (iv) will not attempt, directly or indirectly, whether by judicial proceedings or otherwise, to challenge the enforceability of any provision of the First Lien Intercreditor Agreement.

Distribution of Enforcement Proceeds

If an Event of Default (under and as defined in an instrument pursuant to which a series of Obligations whose representative is party to the First Lien Intercreditor Agreement is incurred) has occurred and is continuing and the Collateral Agent or any Secured Party is taking action to enforce rights in respect of any Shared Collateral, or any distribution is made in respect of any Shared Collateral in any insolvency or liquidation proceeding of any grantor of Collateral or otherwise, or the Collateral Agent or any secured party receives any payment pursuant to any intercreditor agreement (other than the First Lien Intercreditor Agreement) with respect to any Shared Collateral, the proceeds of any sale, collection or other liquidation or disposition of any such Shared Collateral received by the Collateral Agent or any secured party and the proceeds of any such distribution, shall be applied as follows:

(A) first, on a pari passu basis:

(i) to the trustee for the 2007 Notes to pay certain amounts then due to such trustee under the 2007 UK Intercreditor Agreement; and

(ii) in the following order:

(x) initially, to the payment of all amounts owing to the Collateral Agent (in its capacity as such) pursuant to the terms of the First Lien Intercreditor Agreement and any instrument pursuant to which a series of Obligations whose representative is party to the First Lien Intercreditor Agreement is incurred; and

(y) next, subject to certain limited exceptions, to the payment in full of the Obligations of each series of Obligations whose representative is party to the First Lien Intercreditor

Agreement on a ratable basis in accordance with the amounts of such Obligations and the terms of the applicable instrument pursuant to which such Obligations have been incurred;

(B) second, to the extent such proceeds relate to Collateral over which the holders of the 2007 Notes have a valid and perfected security interest at such time or constitute cash or other assets received from a guarantor that has provided a guarantee for the benefit of the holders of the 2007 Notes or such proceeds were originally received pursuant to the terms of the 2007 UK Intercreditor Agreement, to the security trustee under the 2007 UK Intercreditor Agreement for distribution of such proceeds in accordance with the terms thereof; and

(C) third, after the discharge of the Obligations identified in clauses (A) and (B), to the relevant grantor.

Turnover

If any representative of any series of Obligations party to the First Lien Intercreditor Agreement obtains possession of any Shared Collateral or realizes any proceeds or payment in respect of any such Shared Collateral, pursuant to any Security Document or by the exercise of any rights available to it under applicable law or in any insolvency or liquidation proceeding or through any other exercise of remedies (including pursuant to any intercreditor agreement), at any time prior to the discharge of each series of Obligations whose representative is party to the First Lien Intercreditor Agreement, then such representative shall hold such Shared Collateral, proceeds or payment in trust for the other parties to the First Lien Intercreditor Agreement and promptly transfer such Shared Collateral, proceeds or payment, as the case may be, to the Collateral Agent, to be distributed in accordance with the provisions described in the immediately preceding paragraph.

Additional Liens

So long as the discharge of each series of Obligations whose representative is party to the First Lien Intercreditor Agreement has not occurred, subject to certain limited exceptions, none of the grantors shall, or shall permit any of its subsidiaries to, without the consent of the Collateral Agent (acting upon the instructions of the Applicable Representative) grant or permit any additional liens on any asset to secure any additional series of Obligations whose representative becomes party to the First Lien Intercreditor Agreement unless it has granted, or concurrently therewith grants, a lien on such asset to secure the Obligations in favor of all other series.

Automatic Release of Liens

If, at any time, the Collateral Agent (acting on the instructions of the Applicable Representative) forecloses upon or otherwise exercises remedies against any Shared Collateral, and in connection therewith takes action to release any Liens over such Shared Collateral, then (whether or not any insolvency or liquidation proceeding is pending at the time) the liens in favor of the Collateral Agent for the benefit of the secured parties upon such Shared Collateral will automatically be released and discharged; provided that any proceeds of any Shared Collateral realized therefrom shall be applied as described in “— Distribution of Enforcement Proceeds” above. If, at any time, the Collateral Agent forecloses upon or otherwise exercises remedies against any Shared Collateral, and in connection therewith substantially all the equity interests of any guarantor are sold or transferred, then (whether or not any insolvency or liquidation proceeding is pending at the time) the guarantee of such guarantor shall be released, discharged and terminated without any further action by any secured party required.

Exculpatory Provisions in Favor of Collateral Agent

The First Lien Intercreditor Agreement provides that the Collateral Agent shall not have any duties or obligations except those expressly set forth therein and in the other Security Documents. Without limiting the generality of the foregoing, the Collateral Agent:

(i) shall not be subject to any fiduciary or other implied duties, regardless of whether an Event of Default has occurred and is continuing;

(ii) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated by the First Lien Intercreditor Agreement or by the other Security Documents that the Collateral Agent is required to exercise as directed in writing by the Applicable Representative; provided that the Collateral Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Collateral Agent to liability or that is contrary to any Security Document or applicable law;

(iii) shall not, except as expressly set forth in the First Lien Intercreditor Agreement and in the other Security Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to a grantor or any of its affiliates that is communicated to or obtained by the Collateral Agent or any of its affiliates in any capacity;

(iv) shall not be liable for any action taken or not taken by it (1) with the consent or at the request of the Applicable Representative or (2) in the absence of its own gross negligence or willful misconduct or (3) in reliance on a certificate of an authorized officer of RGHL stating that such action is permitted by the terms of the First Lien Intercreditor Agreement;

(v) shall be deemed not to have knowledge of any Event of Default under any series of Obligations unless and until notice describing such Event of Default is given to the Collateral Agent by the representative of such Obligations or a grantor;

(vi) shall not be responsible for or have any duty to ascertain or inquire into (1) any statement, warranty or representation made in or in connection with the First Lien Intercreditor Agreement or any other Security Document, (2) the contents of any certificate, report or other document delivered under the First Lien Intercreditor Agreement or any other Security Document, (3) the performance or observance of any of the covenants, agreements or other terms or conditions set forth in the First Lien Intercreditor Agreement or any other Security Document, or the occurrence of any default, (4) the validity, enforceability, effectiveness or genuineness of the First Lien Intercreditor Agreement, any other Security Document or any other agreement, instrument or document, or the creation, perfection or priority of any lien purported to be created by the Security Documents or (5) the value or the sufficiency of any Collateral for any series of Obligations, including the senior secured notes; and

(vii) shall not be required to expend, advance or risk its own funds or otherwise incur any financial liability in the performance of any of its duties under the First Lien Intercreditor Agreement or in any of the Security Documents or in the exercise of any of its rights or powers under the First Lien Intercreditor Agreement or under any of the Security Documents unless it is indemnified to its satisfaction, and the Collateral Agent shall have no liability to any person for any loss occasioned by any delay in taking or failure to take any such action while it is awaiting an indemnity satisfactory to it.

2007 Notes

Overview

On June 29, 2007, BP II completed a private offering of the 2007 Senior Notes and the 2007 Senior Subordinated Notes. The 2007 Notes were issued under separate indentures each dated as of June 29, 2007, by and among BP II, the initial guarantors party thereto, The Bank of New York, as trustee, and Credit Suisse, as security agent.

The proceeds of the offering of the 2007 Notes were lent to BP I under certain proceeds loans, which we refer to as the “2007 Proceeds Loans,” and were used to repay all outstanding amounts under the 2007 bridge facility and to prepay €130 million under SIG Combibloc’s senior credit facility, each of which was used to partially finance the SIG Acquisition.

Interest

Interest on the 2007 Senior Notes accrues at the rate of 8% per annum, payable semi-annually on June 15 and December 15 of each year. Interest on the 2007 Senior Subordinated Notes accrues at the rate of 9 1/2% per annum, payable semi-annually on June 15 and December 15 of each year.

Maturity

The 2007 Senior Notes will mature on December 15, 2016 and the 2007 Senior Subordinated Notes will mature on June 15, 2017.

Optional Redemption

2007 Senior Notes.  BP II may redeem some or all of the 2007 Senior Notes prior to June 15, 2011 at a price equal to 100% of the principal amount thereof, plus a make-whole premium, plus accrued and unpaid interest, if any, to the redemption date. BP II may redeem some or all of the 2007 Senior Notes at the following redemption prices (expressed as percentages of the principal amount), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the twelve month period commencing on June 15 of the years set forth below:

Redemption
Period	Price

2011	104.000%
2012	102.000%
2013 and thereafter	100.000%

2007 Senior Subordinated Notes.  BP II may redeem some or all of the 2007 Senior Subordinated Notes prior to June 15, 2012, at a price equal to 100% of the principal amount thereof, plus a make-whole premium, plus accrued and unpaid interest if any, to the redemption date. At any time on or after June 15, 2012, BP II may redeem some or all of the 2007 Senior Subordinated Notes at the following redemption prices (expressed as percentages of the principal amount), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the twelve month period commencing on June 15 of the years set forth below:

Redemption
Period	Price

2012	104.750%
2013	103.167%
2014	101.583%
2015 and thereafter	100.000%

Additionally, at any time on or prior to June 15, 2012, BP II may redeem up to 35% of the originally issued aggregate principal amount of the 2007 Senior Subordinated Notes with the net cash proceeds of certain public equity offerings at a price equal to 109.500% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, if at least 65% of the total issued aggregate principal amount of the 2007 Senior Subordinated Notes remains outstanding after each such redemption.

Change of Control

Upon a change of control, as defined in the indentures governing the 2007 Notes, BP II will be required to offer to repurchase the 2007 Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date, unless BP II has previously elected to redeem all of the 2007 Senior Notes or 2007 Senior Subordinated Notes (as relevant).

Ranking of 2007 Senior Notes

•	The 2007 Senior Notes are general obligations of BP II and:

•	rank pari passu in right of payment with all existing and future indebtedness of BP II that is not subordinated to the 2007 Senior Notes;

•	are senior in right of payment to any future subordinated indebtedness of BP II, including the 2007 Senior Subordinated Notes; and

•	are secured by a second ranking pledge of the receivables under the 2007 Proceeds Loans and by a second ranking security over all of the issued capital stock of BP I.

The 2007 Senior Notes are guaranteed on a senior subordinated basis by RGHL, BP I and certain subsidiaries of BP I. Pursuant to the 2007 UK Intercreditor Agreement, those guarantees are subordinated in right of payment to the guarantees in respect of the Senior Secured Credit Facilities and the senior secured notes. BP II, the issuer of the 2007 Senior Notes, does not guarantee the Senior Secured Credit Facilities or the notes.

Ranking of 2007 Senior Subordinated Notes

The 2007 Senior Subordinated Notes are general obligations of BP II and:

•	are subordinated in right of payment to all existing and future senior indebtedness of BP II, including the 2007 Senior Notes;

•	rank pari passu in right of payment with all existing and future senior subordinated indebtedness of BP II;

•	rank senior in right of payment to existing and future subordinated indebtedness of BP II; and

•	are secured by a third ranking pledge of the receivables under the 2007 Proceeds Loans and by a third ranking security over all of the issued capital stock of BP I.

The 2007 Senior Subordinated Notes are guaranteed on a subordinated basis by RGHL, BP I and certain subsidiaries of BP I. Pursuant to the 2007 UK Intercreditor Agreement and the terms of the indenture governing the 2007 Senior Subordinated Notes, those guarantees are subordinated in right of payment to guarantees in respect of the Senior Secured Credit Facilities, the February 2012 Notes and the notes (but the February 2012 Notes and the Senior Notes do not constitute “Designated Senior Indebtedness” for purposes of the indenture governing the 2007 Senior Subordinated Notes). BP II, the issuer of the 2007 Senior Subordinated Notes, does not guarantee the Senior Secured Credit Facilities, the notes or the February 2012 Notes.

Events of Default

The indentures governing the 2007 Notes contain certain customary events of default, including:

•	non-payment of principal or premium, if any on the notes;

•	non-payment of interest on the notes for a continuous period of 30 days;

•	failure by the Issuers, BP I or any Restricted Subsidiary to comply with the merger covenant;

•	breach of any agreement contained in the 2007 Notes or the indentures related thereto (other than failure to purchase notes) by BP I, BP II or any Restricted Subsidiary which is not cured within 60 days of notice;

•	cross-defaults or acceleration of other indebtedness of BP I, an issuer or any Significant Subsidiary in excess of €20 million or its foreign currency equivalent;

•	certain bankruptcy or insolvency events with respect to BP I, BP II or a Significant Subsidiary;

•	subject to certain exceptions, failure of BP I, BP II or Significant Subsidiaries to pay final judgments in excess of €20 million or its foreign currency equivalent; and

•	invalidity of any security interest or material guarantee.

The summary of the Events of Default for the 2007 Notes uses the following terms:

•	“Restricted Subsidiary” means, with respect to any person, any subsidiary of such person other than an Unrestricted Subsidiary of such person. Unless otherwise indicated in the indentures for the 2007 Notes, all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of each of BP II and BP I.

•	“Significant Subsidiary” means any Restricted Subsidiary that meets any of the following conditions: (1) BP II’s, BP I’s and the Restricted Subsidiaries’ investments in and advances to the Restricted Subsidiary exceed 10% of the total assets of BP II, BP I and the Restricted Subsidiaries on a combined consolidated basis as of the end of the most recently completed fiscal year; (2) BP II’s, BP I’s and the Restricted Subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the Restricted Subsidiary exceeds 10% of the total assets of BP II, BP I and the Restricted Subsidiaries on a combined consolidated basis as of the end of the most recently completed fiscal year; or (3) BP II’s, BP I’s and the Restricted Subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the Restricted Subsidiary exceeds 10% of such income of BP II, BP I and the Restricted Subsidiaries on a consolidated basis for the most recently completed fiscal year.

•	“Unrestricted Subsidiary” means

(1) any subsidiary of BP II or BP I that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of such person in the manner provided below; and

(2) any subsidiary of an Unrestricted Subsidiary.

The board of directors of RGHL may designate any subsidiary of BP II or BP I (including any newly acquired or newly formed subsidiary of BP II or BP I) to be an Unrestricted Subsidiary unless such subsidiary or any of its subsidiaries owns any equity interests or indebtedness of, or owns or holds any lien on any property of, BP II or BP I or any other subsidiary of BP II or BP I that is not a subsidiary of the subsidiary to be so designated; provided, however, that the subsidiary to be so designated and its subsidiaries do not at the time of designation have and do not thereafter incur any indebtedness pursuant to which the lender has recourse to any of the assets of BP II, BP I or any of the Restricted Subsidiaries; provided, further, however, that either:

(a) the subsidiary to be so designated has total consolidated assets of €1,000 or less; or

(b) if such subsidiary has consolidated assets greater than €1,000, then such designation would be permitted under Section 4.04.

The board of directors of BP II may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation: (x) (1) BP II or BP I could incur €1.00 of additional indebtedness pursuant to the limitation on incurrence of indebtedness in the indentures governing the 2007 Notes or (2) the fixed charge coverage ratio for BP II, BP I and its

Restricted Subsidiaries would be greater than such ratio for BP II, BP I and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation; and (y) no event of default shall have occurred and be continuing.

Any such designation by the board of directors of BP II shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the board of directors of BP II giving effect to such designation and an officers’ certificate certifying that such designation complied with the foregoing provisions.

Security for the 2007 Notes

The assets that secure the 2007 Notes also secure the senior secured notes and the Senior Secured Credit Facilities. Pursuant to the 2007 UK Intercreditor Agreement and the terms of such security documents, the assets that secure the 2007 Notes will first secure the obligations owed under the Senior Secured Credit Facilities and the senior secured notes on a pari passu basis and then the 2007 Notes.

Purchase Right

Pursuant to the 2007 UK Intercreditor Agreement, under certain circumstances the holders of the 2007 Notes have the right to purchase all (but not part only) of the obligations owing to holders of the senior secured notes and creditors of the Senior Secured Credit Facilities by payment of the full amount in cash of the liabilities outstanding and an additional compensatory amount to be certified by the holders of the senior secured notes and creditors of the Senior Secured Credit Facilities.

2007 UK Intercreditor Agreement

General

The 2007 UK Intercreditor Agreement was amended as part of the RGHL Transaction to establish the relative rights between certain creditors of the group including lenders under the Senior Secured Credit Facilities, the trustee for the senior secured notes and the 2007 Notes, RGHL, BP II, BP I and any guarantors of the senior secured notes, the Senior Secured Credit Facilities or the 2007 Notes. This summary of the 2007 UK Intercreditor Agreement uses the following defined terms:

•	“collateral agent” refers to the “Collateral Agent” from time to time under the First Lien Intercreditor Agreement;

•	“junior creditors” refers to the holders of the 2007 Notes, the trustees for such notes and BP II and RGHL with respect to loans made to a group member;

•	“junior liabilities” refers to a group member’s liabilities under the indentures governing the 2007 Notes or the obligation of a group member with respect to a loan from BP II (including the 2007 Proceeds Loans);

•	“senior agent” refers to the “Applicable Representative” from time to time under the First Lien Intercreditor Agreement;

•	“senior creditors” refers to the “Secured Parties” from time to time under the First Lien Intercreditor Agreement; and

•	“senior liabilities” refers to the “Obligations” as defined in the First Lien Intercreditor Agreement.

The 2007 UK Intercreditor Agreement restricts, among other things:

•	the ability of BP II, BP I or its subsidiaries to grant security or give guarantees in favor of a group member’s liabilities under the indentures governing the 2007 Notes or BP I’s obligations under the 2007 Proceeds Loans;

•	the ability of the holders of the 2007 Notes, the trustees for the 2007 Notes and BP II (in respect of the 2007 Proceeds Loans) to enforce the guarantees and (in the case of BP II) the 2007 Proceeds Loans; and

•	the ability of BP I and any of its subsidiaries to pay, prepay, redeem, purchase or acquire the junior liabilities, or otherwise to provide financial support in relation to such liabilities, for so long as any obligations under the senior liabilities are outstanding.

In addition, the 2007 UK Intercreditor Agreement requires that the guarantees and security in favor of the 2007 Notes be released in certain circumstances.

Limitation on Credit Support

Pursuant to the 2007 UK Intercreditor Agreement, BP II, BP III and its subsidiaries are prohibited from granting any security in favor of the junior liabilities except for the security permitted by the 2007 UK Intercreditor Agreement. The security permitted by the 2007 UK Intercreditor Agreement for the 2007 Notes is limited to the pledges of the capital stock of BP I and the assignment of the receivables under the 2007 Proceeds Loans.

In addition, the 2007 UK Intercreditor Agreement requires (except with consent from the senior agent) that guarantees in support of the 2007 Notes are given only by entities that are borrowers, issuers or guarantors of the senior liabilities and are subordinated to their obligations with respect to the senior liabilities.

BP I and its subsidiaries are also prohibited from (except with consent from the senior agent) guaranteeing any loan made by RGHL or BP II to BP I or any of its subsidiaries.

Limitation on Enforcement

Under the 2007 UK Intercreditor Agreement, the junior creditors in respect of the 2007 Notes may not take any enforcement action against a guarantor (other than RGHL) unless and until:

•	an event of default on the applicable 2007 Notes has occurred, such event of default is continuing and the standstill period (as defined below) has expired;

•	the senior creditors have (i) accelerated the amounts owed by a borrower or issuers in respect of the senior liabilities or (ii) demanded payment under any guarantee granted by BP I or any of its subsidiaries or (iii) taken any action to enforce any security interest or lien granted by BP I or any of its subsidiaries with a view to realization of such security interest or lien (which shall not include any action to perfect such security interest or lien);

•	a court or other relevant body has made an order for the liquidation, moratorium of payments, bankruptcy, insolvent reorganization, insolvency, examination, administration, receivership (or other similar event) of a guarantor of the applicable 2007 Notes (or all or substantially all of its property) or the shareholders or board of directors of a guarantor of such 2007 Notes have passed a resolution (other than at the request or direction of a trustee or holders of such 2007 Notes) for the liquidation, dissolution or winding-up of such guarantor that results in the appointment of a liquidator, administrator, examiner, receiver, trustee in bankruptcy or other similar official in relation to such guarantor;

•	there is a failure to repay the 2007 Senior Notes or 2007 Senior Subordinated Notes, as applicable, on the relevant maturity date; or

•	the senior agent (acting on the instructions of the requisite number of relevant senior creditors) consents, prior to the taking of the relevant enforcement action.

Enforcement action may be taken under the 2007 Proceeds Loans by a junior creditor, and the liabilities thereunder shall be payable, to the extent that enforcement action is permitted to be taken against BP I and the liabilities under its guarantee are payable to a junior creditor.

Under the 2007 UK Intercreditor Agreement:

The “standstill period” is defined to mean, with respect to each guarantee of the 2007 Notes, the period commencing on the occurrence of an event of default in respect of the 2007 Notes and ending on the first to occur of:

•	the date falling 179 days after the date on which the 2007 Notes trustee gives notice to the senior agent in respect of that event of default; and

•	the expiration of any other standstill period outstanding at the date the standstill period commenced.

“Enforcement action” is defined to mean, with respect to any indebtedness of BP I and its subsidiaries, any action (whether taken by the relevant creditor or creditors or an agent or trustee on its or their behalf) to (a) demand payment, declare prematurely due and payable or otherwise seek to accelerate payment of all or any part of such indebtedness or the premature termination or close out of certain hedging obligations; or (b) recover all or any part of such indebtedness; or (c) exercise or enforce any rights under or pursuant to any guarantee, indemnity or other similar assurance against loss given by BP I or its subsidiaries in respect of such indebtedness; or (d) exercise or enforce any rights under any security interest over assets of BP I or its subsidiaries whatsoever which secures such indebtedness; or (e) commence legal proceedings against any of BP I or its subsidiaries to recover any moneys; or (f) commence, or take any other steps which could reasonably be expected to lead to the commencement of, any insolvency proceedings in relation to BP I or its subsidiaries, provided that, the following shall not constitute enforcement action:

•	the taking of any action (not falling within any of (a) to (f) inclusive above) necessary to preserve the validity and existence of claims, including the registration of such claims before any court or governmental authority;

•	to the extent entitled by law, the taking of action against any creditor (or any agent, trustee or receiver acting on behalf of such creditor) to challenge the basis on which any sale or disposal is to take place pursuant to powers granted to such persons under any security documentation;

•	bringing legal proceedings against any person (1) in connection with any securities violation or common law fraud or (2) to restrain any actual or putative breach of the finance documents (as defined in the 2007 UK Intercreditor Agreement) or for specific performance with no claim for damages; or

•	allegations of material misstatements or omissions made in connection with the offering materials relating to the 2007 Notes or in reports furnished to creditors under the 2007 Notes or any exchange on which the 2007 Notes are listed pursuant to information and reporting requirements under the indentures governing the 2007 Notes.

“Insolvency proceedings” is defined to mean any proceedings or steps for (a) the insolvency, liquidation, dissolution, winding-up, administration, examination, receivership, moratorium of payments, compulsory merger or judicial reorganization of any company or judicial liquidation or any court order for any of the foregoing; or (b) the appointment of a trustee in bankruptcy, or insolvency conciliator, ad hoc official, an administrator, an examiner, a receiver, a liquidator or other similar officer of any company; or (c) any other similar process or appointment.

Limitations on Paying the Guarantees of the 2007 Notes and the 2007 Proceeds Loans

Subject to any payments under the guarantees of the 2007 Notes that are permitted in the circumstances described above, the guarantors of the 2007 Notes may not make any payment in respect of the 2007 Notes pursuant to the guarantees (other than in respect of certain amounts owing to the trustees of the 2007 Notes) unless:

•	on the date falling two days prior to the date of payment there is no outstanding payment default under the terms of any of the indentures governing the senior secured notes or the Senior Secured Credit Facilities and no outstanding payment blockage notice (as defined below); and

•	such payment is applied in making certain permitted payments in respect of the 2007 Notes, including in respect of interest, default interest, additional amounts under tax gross-up and currency indemnity provisions, certain amounts payable to the trustees and the principal amount of the 2007 Notes on the maturity date.

Similar restrictions apply to the making of payments to BP II under the 2007 Proceeds Loans or by BP I or its subsidiaries with respect to a loan from either BP II or RGHL.

If an event of default (other than a payment event of default) or similar event occurs under the senior liabilities, the senior agent may, within 45 days of the occurrence of any such event of default, serve a written notice (a “payment blockage notice”) on the trustees for the 2007 Notes and BP I. A payment blockage notice shall be outstanding from the date of service of the same to the earlier to occur of:

•	the date on which the event of default in respect of which such payment blockage notice is served is cured or waived;

•	the date on which the senior agent notifies the trustees for the 2007 Notes and BP I that the payment blockage notice is cancelled;

•	the date that the obligations under the relevant senior liabilities are discharged in full;

•	the date that is 179 days after the service of such payment blockage notice;

•	the expiration of any standstill period in existence at the date of service of the payment blockage notice; and

•	the date on which a trustee on behalf of the holders of 2007 Notes takes any enforcement action permitted pursuant to the 2007 UK Intercreditor Agreement.

Only one payment blockage notice may be served in any consecutive 360-day period, only one payment blockage notice may be served in respect of any one event of default and no payment blockage notice may be issued in respect of an event of default which is outstanding as at the time at which an earlier payment blockage notice was issued.

Subordination on Insolvency

After the occurrence of one or more of certain insolvency related events in relation to any of RGHL, BP I and its subsidiaries, including RGHL, BP I and its subsidiaries becoming subject to insolvency proceedings, the junior liabilities and certain other intercompany liabilities of such person will be subordinated to the senior liabilities owed by such person, and any payment or distribution of any kind or character and all and any rights in respect thereof, whether in cash, securities (other than any debt securities that are subordinated to the senior liabilities to at least the same extent as the junior liabilities) or other property which is payable or deliverable upon, or with respect to, the junior liabilities owed by such person or any part thereof by a liquidator, administrator or receiver (or the equivalent thereof) of such person or its estate, or “rights,” made to, or paid to, or received by the junior creditors, RGHL or BP II, or to which the junior creditors, RGHL or BP II are entitled shall (subject to certain amounts to be paid to the trustees for the 2007 Notes) be held in trust by the junior creditors, RGHL and BP II for the senior creditors and shall forthwith be paid or, as the case may be, transferred or assigned (net of the expenses of so doing) to the collateral agent to be applied against first, the senior liabilities (after taking into account any concurrent payment or distribution being made to the senior creditors) and, in the case of rights in respect of certain subordinated loans from RGHL to BP I and the 2007 Proceeds Loans, secondly, the junior liabilities.

The junior creditors are required to do all things that the senior agent reasonably deems necessary or advisable for the enforcement of the 2007 UK Intercreditor Agreement.

Turnover

If any junior creditor receives any payment in relation to any of the junior liabilities which is not permitted by the 2007 UK Intercreditor Agreement, the junior creditor must hold that amount on trust for the collateral agent and promptly pay that amount to the collateral agent (or, in certain circumstances, pay an amount equal to that receipt or recovery to the collateral agent); provided that each trustee for the 2007 Notes shall only be required to turn over any amount if (i) it has actual knowledge that such receipt or recovery is received in breach of the 2007 UK Intercreditor Agreement and (ii) it has not distributed to holders of the applicable 2007 Notes, in accordance with the relevant indenture, any amounts so received or recovered.

Release of Guarantees

In the event that:

•	there is a sale or other disposal (whether on a voluntary basis (provided the finance documents relating to the senior liabilities and the junior liabilities have been complied with) or pursuant to enforcement action commenced by the senior creditors) of all of the issued share capital of a guarantor of the 2007 Notes (other than BP I) or any direct or indirect holding company of any such guarantor (other than BP I);

•	the collateral agent, the security agent in respect of the junior liabilities or BP I has notified the senior agent and the trustees for the 2007 Notes of such proposed sale or other disposal;

•	such guarantor and each of its direct and indirect subsidiaries is simultaneously and unconditionally released from its obligations in relation to the senior liabilities;

•	if and only if the sale or other disposal is pursuant to enforcement action commenced by the senior creditors, either the sale or other disposal is made pursuant to a public auction or an internationally recognized investment bank selected by the security trustee has delivered to the senior agent and the trustees for the 2007 Notes an opinion that the price of the sale or other disposal of the relevant share capital is fair from a financial point of view after taking into account all relevant circumstances; and

•	if and only if the sale or other disposal is pursuant to enforcement action commenced by the senior creditors, all or substantially all of the consideration for such sale or other disposal is cash,

the guarantee executed by such guarantor shall be automatically released and such guarantor shall be simultaneously released from all its other obligations and liabilities under its guarantee and the other provisions of the applicable documents relating to junior liabilities.

Subordination of Intercompany Liabilities

Pursuant to the 2007 UK Intercreditor Agreement, RGHL and BP II have subordinated certain intercompany liabilities of BP I and its subsidiaries owed to RGHL or BP II to the senior liabilities.

Purchase Right

Pursuant to the 2007 UK Intercreditor Agreement, the holders of the 2007 Notes have a right to purchase or procure the purchase of all (but not part only) of the rights and obligations of the senior creditors in respect of the senior liabilities. This purchase right can only be exercised after senior liabilities have become immediately due and payable, notice of acceleration has been given and the senior creditors have instigated any formal steps to enforce their guarantees or security. The purchase of the senior liabilities must be of the full amount of the senior liabilities as of the date that amount is to be paid.

Pactiv Notes and Debentures

At December 31, 2011, Pactiv had outstanding:

•	$249 million in principal amount of the Pactiv 2012 Notes;

•	$300 million in principal amount of 8.125% Debentures due 2017;

•	$16 million in principal amount of the Pactiv 2018 Notes;

•	$276 million in principal amount of 7.950% Debentures due 2025; and

•	$200 million in principal amount of 8.375% of Senior Notes due 2027.

The Pactiv 2012 Notes were redeemed on March 16, 2012.

The indentures governing the Pactiv Notes contain a negative pledge clause limiting Pactiv’s ability, and the ability of certain subsidiaries of Pactiv, subject to certain exceptions, to (i) incur or guarantee debt that is secured by liens on principal manufacturing properties which include certain principal manufacturing plants or testing or research and development facilities or on the capital stock or debt of certain subsidiaries that own or lease any such principal manufacturing plant or testing or research and development facility and (ii) sell and then take an immediate lease back of such principal manufacturing plant or testing or research and development facility.

The Pactiv Notes are subject to acceleration, at the option of the holders thereof, if an event of default occurs and is continuing under the applicable indentures. In addition, there are no scheduled principal payments required on any of these notes or debentures until their final maturities.

The 8.125% Debentures due 2017, the Pactiv 2018 Notes and the 8.375% Senior Notes due 2027 may be redeemed at any time at Pactiv’s option, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus a make-whole premium, if any, plus accrued and unpaid interest to the date of redemption.

February 2012 Notes

Overview

On February 15, 2012, the Issuers issued $1,250,000,000 aggregate principal amount of February 2012 Notes. The February 2012 Notes have identical terms and conditions as the August 2011 Senior Notes, other than the issue date and the issue price, but were issued under a separate indenture. As a result, unless and until the February 2012 Notes are exchanged for registered notes that will be issued under the indenture governing the August 2011 Senior Notes, the February 2012 Notes will not be fungible with the August 2011 Senior Notes and will not be treated as a single class with the August 2011 Senior Notes for any purpose. See “— February 2012 Notes Registration Rights Agreement.”

Interest

Each February 2012 Note bears interest at 9.875% per annum, payable semi-annually in arrears to holders of record at the close of business on February 1 or August 1 immediately preceding the applicable interest payment date on February 15 and August 15 of each year, commencing August 15, 2012. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Maturity

The February 2012 Notes will mature on August 15, 2019.

Optional Redemption

On or after August 15, 2015, the Issuers may redeem the February 2012 Notes at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date, if redeemed during the 12-month period commencing on August 15 of the years set forth below.

Redemption
Period	Price

2015	104.938%
2016	102.469%
2017 and thereafter	100.000%

At any time prior to August 15, 2015, the Issuers may redeem the February 2012 Notes at a redemption price equal to 100% of the principal amount of the dollar notes redeemed plus an applicable premium, and accrued and unpaid interest and additional interest, if any, to the applicable redemption date. At any time prior to August 15, 2014, the Issuers may at their option redeem in the aggregate up to 35% of the original aggregate principal amount of the February 2012 Notes with the net cash proceeds of one or more of certain public equity offerings at a redemption price (expressed as a percentage of principal amount thereof) of 109.875%, plus accrued and unpaid interest and additional interest, if any, to the redemption date, if at least 65% of the original aggregate principal amount of the February 2012 Notes remain outstanding after each such redemption.

Change of Control

Upon a change of control, as defined in the indenture governing the February 2012 Notes, the Issuers will be required to offer to repurchase the February 2012 Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date, unless the Issuers have previously elected to redeem all of the February 2012 Notes.

Ranking of the February 2012 Notes

The February 2012 Notes are senior obligations of the Issuers and:

•	are effectively subordinated to any secured indebtedness of the Issuers to the extent of the value of the collateral securing such indebtedness;

•	rank pari passu in right of payment with all existing and future senior indebtedness of the Issuers;

•	are senior in right of payment to any subordinated indebtedness of the Issuers, including the Issuers’ guarantees of the 2007 Senior Subordinated Notes; and

•	are effectively subordinated to all claims of creditors, including trade creditors, and claims of preferred stockholders (if any) of each of the subsidiaries of RGHL (including BP II) that is not a guarantor.

The guarantees of the February 2012 Notes are senior obligations of each guarantor, including RGHL, and:

•	rank pari passu in right of payment with all existing and future senior indebtedness of such guarantor;

•	are effectively subordinated to any secured indebtedness of such guarantor to the extent of the value of the collateral securing such indebtedness; and

•	are senior in right of payment to any subordinated indebtedness of such guarantor, including such guarantor’s guarantee of the 2007 Senior Subordinated Notes.

Covenants

The indenture governing the February 2012 Notes contains covenants that, among other things, limit the ability of BP I, BP II and their restricted subsidiaries to:

•	incur additional indebtedness and issue disqualified or preferred stock;

•	make restricted payments, including dividends or other distributions;

•	in the case of BP I and BP II and their respective restricted subsidiaries, enter into arrangements that limit any restricted subsidiary’s ability to pay dividends or certain other payments to BP I, BP II, or any other restricted subsidiary;

•	sell assets;

•	engage in transactions with affiliates;

•	create certain liens; and

•	consolidate, merge or transfer all or substantially all of their assets.

These covenants are subject to a number of important limitations and exceptions.

Events of Default

The indenture governing the February 2012 Notes contains certain customary events of default, including:

•	non-payment of interest on the notes for a continuous period of 30 days;

•	non-payment of principal or premium, if any, on the notes;

•	breach of any agreement in the February 2012 Notes or the indenture governing the February 2012 Notes (other than failure to purchase notes) by BP I, BP II or any Restricted Subsidiary which is not cured within 60 days of notice;

•	cross-defaults or acceleration of other indebtedness of BP I, BP II, an Issuer or any Significant Subsidiary in excess of $30 million or its foreign currency equivalent;

•	certain bankruptcy or insolvency events;

•	certain material judgments against BP I, BP II, an Issuer or a Significant Subsidiary; and

•	invalidity of any guarantee of RGHL, BP I or a Significant Subsidiary.

The summary of the Events of Default for the February 2012 Notes uses the following defined terms:

•	“Restricted Subsidiary” means, with respect to any person, any subsidiary of such person other than an Unrestricted Subsidiary of such person. Unless otherwise indicated in the indenture for the February 2012 Notes, all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of each of BP I and BP II.

•	“Significant Subsidiary” means any Restricted Subsidiary that meets any of the following conditions: (1) BP I’s, BP II’s and the Restricted Subsidiaries’ investments in and advances to the Restricted Subsidiary exceed 10% of the total assets of BP I, BP II and the Restricted Subsidiaries on a combined consolidated basis as of the end of the most recently completed fiscal year; (2) BP I’s, BP II’s and the Restricted Subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the Restricted Subsidiary exceeds 10% of the total assets of BP I, BP II and the Restricted Subsidiaries on a combined consolidated basis as of the end of the most recently completed fiscal year; or (3) BP I’s, BP II’s and the Restricted Subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the Restricted Subsidiary exceeds 10% of such income of BP I, BP II and the Restricted Subsidiaries on a consolidated basis for the most recently completed fiscal year.

•	“Unrestricted Subsidiary” means:

1. any subsidiary of BP I or BP II that at the time of determination shall be designated an Unrestricted Subsidiary by the board of directors of such person in the manner provided below; and

2. any subsidiary of an Unrestricted Subsidiary.

The board of directors of RGHL may designate any subsidiary (other than any Issuer) of BP I or BP II (including any newly acquired or newly formed subsidiary of BP I or BP II) to be an Unrestricted Subsidiary unless such subsidiary or any of its subsidiaries owns any equity interests or indebtedness of, or owns or holds any lien on any property of, BP I or BP II or any other subsidiary of BP I or BP II that is not a subsidiary of the subsidiary to be so designated; provided, however, that the subsidiary to be so designated and its subsidiaries do not at the time of designation have and do not thereafter incur any indebtedness pursuant to which the lender has recourse to any of the assets of BP I, BP II or any of the Restricted Subsidiaries; provided further, however, that either:

a. the subsidiary to be so designated has total consolidated assets of $1,000 or less; or

b. if such subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under the limitations on restricted payments set forth in the indenture governing the February 2012 Notes.

The board of directors of each of the Issuers may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

(x) (1) BP I or BP II could incur $1.00 of additional indebtedness pursuant to the provisions of the indenture governing the February 2012 Notes making the incurrence of additional debt subject to a minimum fixed charge coverage ratio or (2) the fixed charge coverage ratio for BP I, BP II and its Restricted Subsidiaries would be greater than such ratio for BP I, BP II and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation; and

(y) no event of default shall have occurred and be continuing.

Any such designation by the board of directors of each of the Issuers shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the board of directors of each of the Issuers giving effect to such designation and an officers’ certificate certifying that such designation complied with the foregoing provisions.

February 2012 Notes Registration Rights Agreement

Pursuant to the registration rights agreement relating to the February 2012 Notes, dated as of February 15, 2012, by and among the Issuers, certain guarantors of RGHL and the purchaser named therein, the Issuers agreed to use commercially reasonable efforts to conduct a registered exchange offer for the February 2012 Notes or cause to become effective a registration statement providing for resales of the February 2012 Notes and the guarantees thereof. In the registered exchange offer, the Issuers plan to offer to holders of the February 2012 Notes the opportunity to exchange their February 2012 Notes for substantially identical notes (except for transfer restrictions) registered under the Securities Act that will be issued under the indenture governing the August 2011 Senior Notes, and any registered notes received in exchange for the February 2012 Notes in such exchange offer are expected to be fungible with and treated as part of the same class as the August 2011 Senior Notes for all purposes, including, without limitation, waivers, amendments, redemptions and offers to purchase, under the indenture governing the August 2011 Senior Notes. However, if for any reason the Issuers decide, in their sole discretion, that it is not practical or that it is inadvisable to issue registered notes under the indenture governing the August 2011 Senior Notes in the registered exchange offer, the Issuers will instead make an offer to exchange the February 2012 Notes for registered notes having terms substantially identical to the February 2012 Notes, except for transfer restrictions, that will be issued under the same indenture as the February 2012 Notes and, therefore, will not be fungible with or treated as part of the same class as the August 2011 Senior Notes. If the Issuers fail to satisfy certain of their obligations, they may be required to pay additional interest on the February 2012 Notes that constitute transfer restricted securities for up to one year from August 9, 2012.

DESCRIPTION OF THE 2009 NOTES

General

On November 5, 2009, Reynolds Group Escrow LLC, a Delaware limited liability company (the “LLC Escrow Issuer”), and Reynolds Group DL Escrow Inc., a Delaware corporation (the “Corporate Escrow Issuer” and, together with the LLC Escrow Issuer, the “Escrow Issuers”), issued $1,125,000,000 aggregate principal amount of senior secured notes due 2016 (the “Dollar Notes”) and €450,000,000 aggregate principal amount of senior secured notes due 2016 (the “Euro Notes” and, together with the Dollar Notes, the “Notes”), each under an indenture (the “Indenture”), dated as of November 5, 2009, by and among themselves and The Bank of New York Mellon, as Trustee, Principal Paying Agent, Transfer Agent, Collateral Agent and Registrar. Proceeds of the offering, together with certain other amounts were held in escrow until the Escrow Release Date (as defined below). Upon the initial issuance of the Notes, the Notes were obligations of the Escrow Issuers, and were not obligations of Reynolds Group Issuer LLC, a Delaware limited liability company (the “US Issuer I”), Reynolds Group Issuer Inc., a Delaware corporation (the “US Issuer II” and, together with the US Issuer I, the “US Issuers”), Reynolds Group Issuer (Luxembourg) S.A., a company incorporated as a société anonyme (limited liability company) under the laws of Luxembourg (the “Luxembourg Issuer” and, together with the US Issuers, the “Issuers”) or the Note Guarantors (as defined below). Upon satisfaction of the conditions precedent to the release of the proceeds of the offering from escrow to the Issuers on the Escrow Release Date, which was November 5, 2009, (i) all of the assets of the LLC Escrow Issuer were transferred to the Luxembourg Issuer, the Luxembourg Issuer assumed all of the LLC Escrow Issuer’s obligations and the LLC Escrow Issuer was released from such obligations, (ii) the Corporate Escrow Issuer merged with and into the US Issuer I, with the US Issuer I surviving the merger and assuming by operation of law the obligations of the Corporate Escrow Issuer under the Indenture, the Notes and the other applicable documents, and (iii) the Luxembourg Issuer and the US Issuer II became co-issuers of the Notes and the Luxembourg Issuer, the US Issuer II and the Note Guarantors became parties to the Indenture, the Notes, the purchase agreement, the Registration Rights Agreement and the applicable Security Documents and Intercreditor Agreements.

The terms of the new Notes are substantially identical to the terms of the old Notes, except that the new Notes are registered under the Securities Act and therefore will not contain restrictions on transfer or provisions relating to additional interest, will bear a different CUSIP or ISIN number from the old Notes and will not entitle their holders to registration rights. The new Notes will otherwise be treated as the old Notes for purposes of the Indenture.

The Indenture contains provisions that define your rights and govern the obligations of the Issuers under the Notes. Copies of the Indenture and the Notes are filed as exhibits to the registration statement of which this prospectus forms a part and will be made available to holders of the Notes upon request. See “Where You Can Find More Information.”

Terms used in this “Description of the 2009 Notes” section and not otherwise defined have the meanings set forth in the section “— Certain Definitions.” As used in this “Description of the 2009 Notes” section, (1) “we,” “us” and “our” mean Beverage Packaging Holdings (Luxembourg) I S.A. (including any successor in interest thereto, “BP I”) and its Subsidiaries (including the Issuers but not the Escrow Issuers) and (2) “RGHL” refers only to Reynolds Group Holdings Limited (including any successor in interest thereto). For all purposes of the Indenture and this “Description of the 2009 Notes,” references to an entity shall be to it and to any successor in interest thereto. Any reference to “Notes” in this “Description of the 2009 Notes” refers to the new Notes and any old Notes that are not exchanged in the exchange offer.

The Notes were incurred pursuant to the fixed charge coverage ratio incurrence test under the Senior Note Indenture and Senior Subordinated Note Indenture and are classified as “First Priority Lien Obligations” thereunder and “First Lien Obligations” under the Indenture. For a description of the Senior Secured Credit Facilities, see “Description of Certain Other Indebtedness and Intercreditor Agreements.”

In addition, the Indenture permits us to incur other Indebtedness that constitutes First Lien Obligations, which may have security interests in the Collateral that may be prior to, or pari passu with, the security interests securing the Notes and Note Guarantees and are classified as “First Priority Lien Obligations” under the Senior Note Indenture and the Senior Subordinated Note Indenture and “First Lien Obligations” under the October 2010 Secured Indenture, February 2011 Secured Indenture and August 2011 Secured Indenture. Any such security interests in the Collateral may give the holders thereof rights with respect to the Collateral, including enforcement of the Liens with respect thereto, that may diminish the value of the security interests in the Collateral in favor of the Notes.

Brief Description of the Notes and the Note Guarantees

The Notes are general senior secured obligations of the Issuers and:

•	Are the joint and several obligations of the Issuers;

•	are effectively senior to all of our unsecured Indebtedness to the extent of the value of the Collateral securing the Notes;

•	rank pari passu in right of payment with all existing and future Senior Indebtedness of the Issuers; including the May 2010 Notes, the October 2010 Notes, the February 2011 Notes, the August 2011 Notes, the February 2012 Notes, and the Senior Secured Credit Facilities;

•	are secured on a first-priority lien basis by the Collateral subject to a shared lien of equal priority with the Senior Secured Credit Facilities, the October 2010 Senior Secured Notes; the February 2011 Senior Secured Notes, the August 2011 Senior Secured Notes and certain future First Lien Obligations and certain prior ranking liens permitted under the Indenture (see “— Certain Covenants — Liens” and “— Certain Definitions — Permitted Liens”);

•	are effectively subordinated to the other First Lien Obligations to the extent such First Lien Obligations are secured by property that does not also secure the Notes to the extent of the value of all such property;

•	are senior in right of payment to any existing and future Subordinated Indebtedness of the Issuers, including the Issuers’ guarantees of the Senior Notes and the Senior Subordinated Notes;

•	are guaranteed on a senior basis by the Note Guarantors and certain of such guarantees have the benefit of the security interests described below;

•	are not guaranteed by BP II, a finance Subsidiary of RGHL, and therefore are effectively subordinated to all claims that holders of Senior Notes and Senior Subordinated Notes may have against the assets of BP II (other than the proceeds loans made by BP II to BP I which is included in the Collateral); and

•	are subordinated to all claims of creditors, including trade creditors, and claims of preferred stockholders (if any) of each of the Subsidiaries of RGHL (including BP II) that is not a Note Guarantor.

The Note Guarantees are general senior obligations of each Note Guarantor and:

•	rank pari passu in right of payment with all existing and future Senior Indebtedness of such Note Guarantor;

•	are secured on a first priority lien basis by the Collateral owned by such Note Guarantor (if any), in each case, subject to a shared lien of equal priority with the Senior Secured Credit Facilities, the October 2010 Senior Secured Notes; the February 2011 Senior Secured Notes, the August 2011 Senior Secured Notes and certain future First Lien Obligations and certain prior ranking liens permitted under the Indenture (see “— Certain Covenants — Liens” and “— Certain Definitions — Permitted Liens”);

•	are effectively subordinated to the other First Lien Obligations of such Note Guarantor to the extent such First Lien Obligations are secured by property that does not also secure the Notes to the extent of the value of all such property; and

•	are senior in right of payment to any Subordinated Indebtedness of such Note Guarantor, including such Note Guarantor’s guarantee of the Senior Notes and the Senior Subordinated Notes.

All security for the Notes and the Note Guarantees is granted and implemented consistent with the Agreed Security Principles. The Agreed Security Principles are designed to give us flexibility not to pledge certain of our assets even if we would otherwise be required to do so if, among other things, in our judgment, the cost of doing so is excessive in relation to the benefit accruing to the Holders. The Agreed Security Principles may limit the amount of stock, assets and other property we pledge as Collateral from time to time and may result in different classes or series of First Lien Obligations having different security interests in our stock, assets and other property.

Principal, Maturity and Interest

On November 5, 2009, the Escrow Issuers issued $1,125 million aggregate principal amount of Dollar Notes and €450 million aggregate principal amount of Euro Notes. The Issuers may issue additional Dollar Notes or additional Euro Notes, or both, from time to time (each, “Additional Dollar Notes” or “Additional Euro Notes,” and, collectively, “Additional Notes”). Any offering of Additional Notes is subject to the covenants described below under the caption “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “ — Liens.” The Notes and any Additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions and offers to purchase. Holders of Additional Notes actually issued will share equally and ratably in the Collateral with the holders of the Notes. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of the 2009 Notes,” references to (1) the Dollar Notes include any Additional Dollar Notes actually issued, (2) the Euro Notes include any Additional Euro Notes actually issued and (3) the Notes include any Additional Notes actually issued.

The Notes will mature on October 15, 2016. Each Dollar Note and each Euro Note bears interest at 7.75% per annum, payable semi-annually in arrears to holders of record at the close of business on April 1 or October 1 immediately preceding the interest payment date on April 15 and October 15 of each year, commencing April 15, 2010. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

The Dollar Notes are issued only in fully registered form, without coupons, in minimum denominations of $100,000 and any integral multiple of $1,000 in excess thereof. The Euro Notes are issued only in fully registered form, without coupons, in minimum denominations of €50,000 and any integral multiple of €1,000 in excess thereof.

No service charge will be made for any registration of transfer or exchange of Notes, but the Issuers may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith. Principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency designated by the Issuers (which initially shall be the principal corporate trust office of the Paying Agent).

Paying Agent and Registrar for the Notes

The Issuers maintain a paying agent for the Notes in New York, NY. The Issuers have also undertaken under the Indenture that they will ensure, to the extent practicable and permitted by law, that they maintain a paying agent in a European Union member state that will not be obliged to withhold or deduct tax pursuant to the European Union Directive 2003/48/EC regarding the taxation of savings income (the “Directive”) and currently intend to maintain a paying agent in London, England. The initial Paying Agent is The Bank of New York Mellon, in New York (the “Paying Agent”).

The Issuers also maintain one or more registrars (each, a “Registrar”) and a transfer agent in New York, NY. The initial Registrar is The Bank of New York Mellon. The initial transfer agent is The Bank of New York Mellon, in New York. The Registrar maintains a register outside the United Kingdom reflecting ownership of Definitive Registered Notes outstanding from time to time and the transfer agent in New York facilitates transfers of Definitive Registered Notes on behalf of the Issuers. The transfer agent shall perform the functions of a transfer agent.

The Issuers may change any Paying Agent, Registrar or transfer agent for the Notes without prior notice to the noteholders. BP I or any of its Subsidiaries may act as Paying Agent (other than with respect to Global Notes) or Registrar subject to the requirement to maintain a paying agent in a European Union member state that will not be obliged to withhold or deduct tax pursuant to the Directive.

Optional Redemption

Dollar Notes

In addition to the optional redemption for taxation reasons as described below, on or after October 15, 2012, the Issuers may redeem the Dollar Notes at their option, in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address (or otherwise delivered in accordance with applicable DTC procedures), at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on October 15 of the years set forth below. Without limiting the Issuers’ obligations under the Indenture, the Issuers may provide in such notice that payment of the redemption price and the performance of the Issuers’ obligations with respect to such redemption may be performed by another Person.

Redemption
Period	Price

2012	103.875%
2013	102.583%
2014	101.292%
2015 and thereafter	100.000%

In addition, at any time and from time to time prior to October 15, 2012, the Issuers may redeem the Dollar Notes at their option, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address (or otherwise delivered in accordance with applicable DTC procedures), at a redemption price equal to 100% of the principal amount of the Dollar Notes redeemed plus the Applicable Premium (as calculated by the Issuers or on behalf of the Issuers by such person as the Issuers shall designate) as of, and accrued and unpaid interest and additional interest, if any, to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). Without limiting the Issuers’ obligations under the Indenture, the Issuers may provide in such notice that payment of the redemption price and the performance of the Issuers’ obligations with respect to such redemption may be performed by another Person.

Notwithstanding the foregoing, at any time and from time to time prior to October 15, 2012, the Issuers may at their option redeem in the aggregate up to 35% of the original aggregate principal amount of the Dollar Notes (calculated after giving effect to any issuance of any Additional Dollar Notes) with the net cash proceeds of one or more Equity Offerings (1) by BP I or (2) any direct or indirect parent of BP I, in each case to the extent the net cash proceeds thereof are contributed to the common equity capital of BP I or any of its Subsidiaries or used to purchase Capital Stock (other than Disqualified Stock) of any such entity from it, at a redemption price (expressed as a percentage of principal amount thereof) of 107.750%, plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least 65% of the original aggregate principal amount of the Dollar Notes (calculated after giving effect to any issuance of any Additional Dollar Notes) remain outstanding after each such redemption; provided further, however, that such redemption shall occur within 90 days after the date on which any such Equity Offering is consummated upon not less than 30 nor more than 60 days’ notice mailed to each holder of Dollar Notes being redeemed and otherwise in accordance with the procedures set forth in the Indenture.

Notice of any redemption upon any Equity Offering may be given prior to the completion thereof, and any such redemption or notice may, at the Issuers’ discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering. Without limiting the Issuers’ obligations under the Indenture, the Issuers may provide in such notice that payment of the redemption price and the performance of the Issuers’ obligations with respect to such redemption may be performed by another Person.

Euro Notes

In addition to the optional redemption for taxation reasons as described below, on or after October 15, 2012, the Issuers may redeem the Euro Notes at their option, in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address (or otherwise delivered in accordance with applicable Euroclear and Clearstream procedures), at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on October 15 of the years set forth below. Without limiting the Issuers’ obligations under the Indenture, the Issuers may provide in such notice that payment of the redemption price and the performance of the Issuers’ obligations with respect to such redemption may be performed by another Person.

Redemption
Period	Price

2012	103.875%
2013	102.583%
2014	101.292%
2015 and thereafter	100.000%

In addition, at any time and from time to time prior to October 15, 2012, the Issuers may redeem the Euro Notes at their option, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address (or otherwise delivered in accordance with applicable Euroclear and Clearstream procedures), at a redemption price equal to 100% of the principal amount of the Euro Notes redeemed plus the Applicable Premium (as calculated by the Issuers or on behalf of the Issuers by such person as the Issuers shall designate) as of, and accrued and unpaid interest and additional interest, if any, to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). Without limiting the Issuers’ obligations under the Indenture, the Issuers may provide in such notice that payment of the redemption price and the performance of the Issuers’ obligations with respect to such redemption may be performed by another Person.

Notwithstanding the foregoing, at any time and from time to time prior to October 15, 2012, the Issuers may at their option redeem in the aggregate up to 35% of the original aggregate principal amount of the Euro Notes (calculated after giving effect to any issuance of any Additional Euro Notes) with the net cash proceeds of one or more Equity Offerings (1) by BP I or (2) any direct or indirect parent of BP I, in each case to the extent the net cash proceeds thereof are contributed to the common equity capital of BP I or any of its Subsidiaries or used to purchase Capital Stock (other than Disqualified Stock) of any such entity from it, at a redemption price (expressed as a percentage of principal amount thereof) of 107.750%, plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least 65% of the original aggregate principal amount of the Euro Notes (calculated after giving effect to any issuance of any Additional Euro Notes) remain outstanding after each such redemption; provided further, however, that such redemption shall occur within 90 days after the date on which any such Equity Offering is consummated upon not less than 30 nor more than 60 days’ notice mailed to each holder of Euro Notes being redeemed and otherwise in accordance with the procedures set forth in the Indenture.

Notice of any redemption upon any Equity Offering may be given prior to the completion thereof, and any such redemption or notice may, at the Issuers’ discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering. Without limiting the Issuers’ obligations under the Indenture, the Issuers may provide in such notice that payment of the redemption price and the performance of the Issuers’ obligations with respect to such redemption may be performed by another Person.

Selection and Notice

If less than all of the Dollar Notes or Euro Notes are to be redeemed or are required to be repurchased at any time, the Trustee will select Dollar Notes or Euro Notes, as the case may be, for redemption or repurchase on a pro rata basis, to the extent practicable and in compliance with the requirements of Euroclear, Clearstream or DTC, as applicable, and any stock exchange on which the applicable Notes are then admitted to trading; provided, however, that (1) no Dollar Note of $100,000 in aggregate principal amount or less, or other than in an integral multiple of $1,000 in excess thereof, shall be redeemed in part and (2) no Euro Note of €50,000 in aggregate principal amount or less, or other than in an integral multiple of €1,000 in excess thereof, shall be redeemed in part.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. In the case of a Definitive Registered Note, a new Note in currency and in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the secured noteholder thereof upon cancellation of the original Note. In the case of a Global Note, an appropriate notation will be made on such Note to decrease the principal amount thereof to an amount equal to the unredeemed portion thereof. Subject to the terms of the applicable redemption notice, Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Issuers are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuers may be required to offer to purchase Notes as described under the captions “— Change of Control” and “— Certain Covenants — Asset Sales.” We and our affiliates may at any time and from time to time purchase Notes in the open market or otherwise.

Redemption for Taxation Reasons

The Issuers may redeem the Notes, at their option, in whole, but not in part, at any time upon giving not less than 30 nor more than 60 days’ prior notice (which notice will be irrevocable) to the secured noteholders mailed by first-class mail to each holder’s registered address (or otherwise delivered in accordance with applicable Euroclear, Clearstream or DTC procedures, as applicable) at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest and additional interest, if any, to the date fixed for redemption (a “Tax Redemption Date”) (subject to the right of secured noteholders of record on the relevant record date to receive interest due on the relevant interest payment date) and all Additional Amounts (as defined under “— Withholding Taxes” below), if any, then due or that will become due on the Tax Redemption Date as a result of the redemption or otherwise, if any, if the Issuers determine in good faith that, as a result of:

(1) any change in, or amendment to, the law or treaties (or any regulations, protocols or rulings promulgated thereunder) of a Relevant Taxing Jurisdiction (as defined under “— Withholding Taxes” below) affecting taxation; or

(2) any change in official position regarding the application, administration or interpretation of such laws, treaties, protocols, regulations or rulings (including a holding, judgment or order by a government agency or court of competent jurisdiction) (each of the foregoing in clauses (1) and (2), a “Change in Tax Law”), any Payor (as defined under “— Withholding Taxes” below), with respect to the Notes or a Note Guarantee is, or on the next date on which any amount would be payable in respect of the Notes would be, required to pay any Additional Amounts, and such obligation cannot be avoided by taking reasonable measures available to such Payor (including the appointment of a new Paying Agent or, where such payment would be reasonable, the payment through another Payor), provided that none of the Issuers nor any Note Guarantor shall be required to take any measures that in the Issuers’ good faith determination would result in the imposition on such person of any legal or regulatory burden or the incurrence by such person of additional costs, or would otherwise result in any adverse consequences to such person.

In the case of any Payor, the Change in Tax Law must be announced or become effective on or after the date of the Offering Circular. Notwithstanding the foregoing, no such notice of redemption will be given earlier than 90 days prior to the earliest date on which the Payor would be obliged to make such payment of Additional Amounts. Prior to the publication, mailing or delivery of any notice of redemption of the Notes pursuant to the foregoing, the Issuers will deliver to the Trustee (a) an Officers’ Certificate stating that they are entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to their right so to redeem have been satisfied and (b) an opinion of an independent tax counsel of recognized standing to the effect that the Payor would be obligated to pay Additional Amounts as a result of a Change in Tax Law. The Trustee will accept such Officers’ Certificate and opinion as sufficient evidence of the satisfaction of the conditions precedent described above, in which event it will be conclusive and binding on the secured noteholders.

Subject to the terms of the applicable redemption notice, Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

The foregoing provisions will apply mutatis mutandis to the laws and official positions of any jurisdiction in which any successor to a Payor is organized or otherwise considered to be a resident for tax purposes or any political subdivision or taxing authority or agency thereof or therein. The foregoing provisions will survive any termination, defeasance or discharge of the Indenture.

Withholding Taxes

All payments made by any Issuer or any Note Guarantor or any successor in interest to any of the foregoing (each, a “Payor”) on or with respect to the Notes or any Note Guarantee will be made free and clear of and without withholding or deduction for, or on account of, any Taxes unless such withholding or deduction is required by law, provided, however that a Payor, in any case, may withhold from any interest payment made on any Note to or for the benefit of any person who is not a “United States person,” as such term is defined for U.S. federal income tax purposes, U.S. federal withholding tax, and pay such withheld amounts to the Internal Revenue Service, unless such person provides documentation to such Payor such that an exemption from U.S. federal withholding tax would apply to such payment if interest on such Note were treated as income from sources within the U.S. for U.S. federal income tax purposes. If any deduction or withholding for, or on account of, any Taxes imposed or levied by or on behalf of:

(1) any jurisdiction (other than the United States or any political subdivision or governmental authority thereof or therein having power to tax) from or through which payment on the Notes or any Note Guarantee is made by such Payor, or any political subdivision or governmental authority thereof or therein having the power to tax; or

(2) any other jurisdiction (other than the United States or any political subdivision or governmental authority thereof or therein having the power to tax) in which a Payor that actually makes a payment on the Notes or its Note Guarantee is organized or otherwise considered to be a resident for tax purposes, or any political subdivision or governmental authority thereof or therein having the power to tax,

(each of clause (1) and (2), a “Relevant Taxing Jurisdiction”), will at any time be required from any payments made with respect to the Notes or any Note Guarantee, including payments of principal, redemption price, interest or premium, if any, the Payor will pay (together with such payments) such additional amounts (the

“Additional Amounts”) as may be necessary in order that the net amounts received in respect of such payments by the secured noteholders or the Trustee, as the case may be, after such withholding or deduction (including any such deduction or withholding from such Additional Amounts), will not be less than the amounts that would have been received in respect of such payments on the Notes or the Note Guarantees in the absence of such withholding or deduction; provided, however, that no such Additional Amounts will be payable for or on account of:

(1) any Taxes that would not have been so imposed or levied but for the existence of any present or former connection between the relevant secured noteholder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, the relevant secured noteholder, if such secured noteholder is an estate, nominee, trust, partnership, limited liability company or corporation) and the Relevant Taxing Jurisdiction (including being a citizen or resident or national of, or carrying on a business or maintaining a permanent establishment in, or being physically present in, the Relevant Taxing Jurisdiction) but excluding, in each case, any connection arising solely from the acquisition, ownership or holding of such Note or the receipt of any payment in respect thereof;

(2) any Taxes that would not have been so imposed or levied if the holder of the Note had complied with a reasonable request in writing of the Payor (such request being made at a time that would enable such holder acting reasonably to comply with that request) to make a declaration of nonresidence or any other claim or filing or satisfy any certification, information or reporting requirement for exemption from, or reduction in the rate of, withholding to which it is entitled (provided that such declaration of nonresidence or other claim, filing or requirement is required by the applicable law, treaty, regulation or administrative practice of the Relevant Taxing Jurisdiction as a precondition to exemption from the requirement to deduct or withhold all or a part of any such Taxes);

(3) any Taxes that are payable otherwise than by withholding from a payment of the principal of, premium, if any, or interest under the Notes or any Note Guarantee;

(4) any estate, inheritance, gift, sales, excise, transfer, personal property or similar tax, assessment or other governmental charge;

(5) any Taxes that are required to be deducted or withheld on a payment pursuant to the Directive or any law implementing, or introduced in order to conform to, the Directive;

(6) except in the case of the liquidation, dissolution or winding-up of the Payor, any Taxes imposed in connection with a Note presented for payment by or on behalf of a secured noteholder or beneficial owner who would have been able to avoid such Tax by presenting the relevant Note to, or otherwise accepting payment from, another paying agent in a member state of the European Union; or

(7) any combination of the above.

Such Additional Amounts will also not be payable (x) if the payment could have been made without such deduction or withholding if the beneficiary of the payment had presented the Note for payment (where presentation is required) within 30 days after the relevant payment was first made available for payment to the secured noteholder or (y) where, had the beneficial owner of the Note been the holder of the Note, such beneficial owner would not have been entitled to payment of Additional Amounts by reason of any of clauses (1) to (7) inclusive above.

The Payor will (i) make any required withholding or deduction and (ii) remit the full amount deducted or withheld to the relevant taxing authority of the Relevant Taxing Jurisdiction in accordance with applicable law. Upon request, the Payor will use all reasonable efforts to obtain certified copies of tax receipts evidencing the payment of any Taxes so deducted or withheld from each relevant taxing authority of each Relevant Taxing Jurisdiction imposing such Taxes and will provide such certified copies to the Trustee. If, notwithstanding the efforts of such Payor to obtain such receipts, the same are not obtainable, such Payor will provide the Trustee with other evidence reasonably satisfactory to the applicable Holder.

If any Payor will be obligated to pay Additional Amounts under or with respect to any payment made on the Notes, at least 30 days prior to the date of such payment, the Payor will deliver to the Trustee an Officers’

Certificate stating the fact that Additional Amounts will be payable and the amount so payable and such other information necessary to enable the Paying Agent to pay Additional Amounts to secured noteholders on the relevant payment date (unless such obligation to pay Additional Amounts arises less than 45 days prior to the relevant payment date, in which case the Payor shall deliver such Officers’ Certificate and such other information as promptly as practicable after the date that is 30 days prior to the payment date, but no less than five (5) Business Days prior thereto, and otherwise in accordance with the requirements of DTC, Euroclear or Clearstream, as applicable).

Wherever in the Indenture, the Notes, any Note Guarantee or this “Description of the 2009 Notes” there is mentioned, in any context:

(1) the payment of principal,

(2) redemption prices or purchase prices in connection with a redemption or purchase of Notes,

(3) interest, or

(4) any other amount payable on or with respect to any of the Notes or any Note Guarantee,

such reference shall be deemed to include payment of Additional Amounts as described under this heading to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The Payor will pay any present or future stamp, court or documentary taxes, or any other excise, property or similar taxes, charges or levies that arise in any jurisdiction from the execution, delivery, registration or enforcement of any Notes, the Indenture, or any other document or instrument in relation thereto (other than a transfer of the Notes) excluding any such taxes, charges or similar levies imposed by any jurisdiction that is not a Relevant Taxing Jurisdiction, and the Payor agrees to indemnify the secured noteholders and the Trustee for any such taxes paid by such secured noteholders. The foregoing obligations will survive any termination, defeasance or discharge of the Indenture and will apply mutatis mutandis to any jurisdiction in which any successor to a Payor is organized or otherwise considered to be a resident for tax purposes or any political subdivision or taxing authority or agency thereof or therein.

Agreed Tax Treatment

The Issuers agree, and by acquiring an interest in the Euro Notes each beneficial owner of a Euro Note agrees, to treat for U.S. federal income tax purposes all of the Euro Notes as debt of the Luxembourg Issuer (or the sole owner of the Luxembourg Issuer) (from original issuance) and interest payments on the Euro Notes as non-U.S. source interest. The Issuers agree, and by acquiring an interest in the Dollar Notes each beneficial owner of a Dollar Note agrees to treat for U.S. federal income tax purposes (i) $377,241,755 in principal amount of the Dollar Notes as debt of the Luxembourg Issuer (or the sole owner of the Luxembourg Issuer) (from original issuance) and $747,758,245 in principal amount of the Dollar Notes as debt of the sole owner of the US Issuers (from original issuance) and (ii) interest payments on the portion of the Dollar Notes that is treated as debt of the Luxembourg Issuer (or its sole owner) as non-U.S. source interest and interest payments on the portion of the Dollar Notes that is treated as debt of the sole owner of the US Issuers as U.S. source interest. Notwithstanding the foregoing, any Issuer or any other Payor may withhold from any interest payment made on any Note to or for the benefit of any person who is not a “United States person,” as such term is defined for U.S. federal income tax purposes, U.S. federal withholding tax, and pay such withheld amounts to the Internal Revenue Service, unless such person provides documentation to such Issuer or other Payor such that an exemption from U.S. federal withholding tax would apply to such payment if interest on such Note were treated as income from sources within the U.S. for U.S. federal income tax purposes.

Ranking

The indebtedness evidenced by the Notes is Senior Indebtedness of the Issuers, is equal in right of payment to all existing and future Senior Indebtedness of the Issuers, has the benefit of a security interest in the Collateral as described under “— Security” and is senior in right of payment to all existing and future

Subordinated Indebtedness of the Issuers (including the guarantee of the Senior Notes and the Senior Subordinated Notes by each Issuer).

The Indebtedness evidenced by the Note Guarantees is Senior Indebtedness of the applicable Note Guarantor, is equal in right of payment to all existing and future Senior Indebtedness of such Note Guarantor, has the benefit of a security interest in the Collateral as described under “— Security” and is senior in right of payment to all existing and future Subordinated Indebtedness of such Note Guarantor, including such Note Guarantor’s obligations with respect to the Senior Notes and the Senior Subordinated Notes. BP II, the issuer of the Senior Notes and the Senior Subordinated Notes, has not guaranteed and will not guarantee the Notes or the obligations under the Senior Secured Credit Facilities.

See “— Security” for a description of the Collateral and the lien priority with respect thereto.

At December 31, 2011, on a pro forma basis after giving effect to the 2012 Refinancing Transactions (as defined in “The Transactions”):

(1) RGHL and its Subsidiaries had an aggregate principal amount of $11,518 million of Indebtedness secured by any Lien outstanding. RGHL and its Subsidiaries would have had $35 million and €63 million of availability under the revolving credit facility under the Senior Secured Credit Facilities and the ability to incur up to €62 million of Secured Indebtedness under Local Facilities;

(2) RGHL and its Subsidiaries had an aggregate principal amount of $10,974 million of First Lien Obligations that share a pari passu lien in the Collateral with the Senior Secured Notes (excluding letters of credit which have been issued, but not drawn upon, $35 million and €63 million of availability under the revolving credit facility under the Senior Secured Credit Facilities and the ability to incur up to €62 million of Secured Indebtedness under Local Facilities); and

(3) RGHL and its Subsidiaries had an aggregate principal amount of $17,516 million of unsubordinated Indebtedness outstanding (whether secured or unsecured) consisting of amounts outstanding under the Senior Secured Credit Facilities, the Senior Notes (including the Senior Note Guarantees with respect thereto), the February 2012 Notes (including the guarantees with respect thereto), the August 2011 Senior Secured Notes (including the guarantees with respect thereto), the August 2011 Senior Notes (including the guarantees with respect thereto), the February 2011 Senior Secured Notes (including the guarantees with respect thereto), the February 2011 Senior Notes (including the guarantees with respect thereto), the October 2010 Senior Secured Notes (including the guarantees with respect thereto), the October 2010 Senior Notes (including the guarantees with respect thereto), the May 2010 Notes (including the guarantees with respect thereto), the Notes (including the guarantees with respect thereto) and the 2007 Senior Notes (but not including the guarantees with respect thereto), Pactiv’s outstanding indebtedness, the Local Facilities and certain other local overdraft and local working capital facilities.

In addition, at December 31, 2011, on a pro forma basis after giving effect to the 2012 Refinancing Transactions, RGHL and its Subsidiaries had an aggregate of $1,189 million of Subordinated Indebtedness outstanding consisting of the 2007 Senior Subordinated Notes (including the guarantees with respect thereto) and the guarantees of the 2007 Senior Notes. In addition, RGHL and its Subsidiaries had $25 million of indebtedness outstanding under Local Facilities.

Although the Indenture limits the Incurrence of Indebtedness by BP I, BP II and any Restricted Subsidiaries and the issuance of Disqualified Stock and Preferred Stock by the Issuers and any other Restricted Subsidiaries, such limitation is subject to a number of significant qualifications and exceptions. Under certain circumstances, BP II and BP I and their respective Subsidiaries (including the Issuers) may be able to Incur substantial amounts of additional Indebtedness. Such Indebtedness may be Secured Indebtedness that has a prior or pari passu claim to the Notes on the Collateral or a claim on assets not constituting Collateral. The covenants do not limit the amount of Indebtedness that RGHL may incur. See “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Liens.”

The US Issuer I is a finance company with no operations of its own, and its only material assets are the US Proceeds Loans. The US Issuer II is a finance company with no operations of its own, and no material assets. The Luxembourg Issuer is a finance company with no operations of its own, and its only material assets are the Luxembourg Proceeds Loans. Substantially all of the operations of RGHL are conducted through RGHL’s Subsidiaries. Unless a Subsidiary is a Note Guarantor or one of the Issuers, claims of creditors of such Subsidiary, including trade creditors, and claims of preferred stockholders (if any) of such Subsidiary generally will have priority with respect to the assets and earnings of such Subsidiary over the claims of creditors of the Note Guarantors, including holders of the Notes. The Notes, therefore, are effectively subordinated to creditors (including trade creditors) and preferred stockholders (if any) of Subsidiaries of RGHL that are not one of the Issuers or the Note Guarantors (including BP II, which is a finance company). As of December 31, 2011, our various subsidiaries that are not one of the Issuers, the issuer of the 2007 Notes, or Senior Note Guarantors had no more than approximately $10 million of long-term debt (on a consolidated basis and excluding intercompany loan transactions) and $1,577 million of total assets. See “Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — Not all of our subsidiaries guarantee the notes, and the notes and the guarantees of the notes will be structurally subordinated to all of the claims of creditors of those non-guarantor subsidiaries.”

Note Guarantees

Each of the Note Guarantors jointly and severally, irrevocably and unconditionally guarantees, on a senior basis the performance and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of the Issuers under the Indenture and the Notes, whether for payment of principal of, premium, if any, or interest on the Notes, expenses, indemnification or otherwise (all such obligations guaranteed by such Note Guarantors and by any of RGHL’s Subsidiaries that subsequently become Note Guarantors being herein called the “Guaranteed Obligations”), subject to limitations imposed by applicable local law and certain other limitations imposed by the terms of such guarantees; provided, however, that in no event shall a US Controlled Foreign Subsidiary be required to guarantee the Guaranteed Obligations. The Note Guarantors include entities organized in the following jurisdictions: Australia, Austria, Brazil, British Virgin Islands, Canada, Costa Rica, Germany, Guernsey, Hong Kong, Hungary, Japan, Luxembourg, Mexico, the Netherlands, New Zealand, Switzerland, Thailand, the United States and the United Kingdom. The Note Guarantees are subject to a variety of local laws that may limit or void the Note Guarantees and any security interest with respect thereto and certain other limits imposed under the terms of such Note Guarantees. In some jurisdictions, such as, for example, Japan, Costa Rica and Australia although our subsidiaries in those jurisdictions are Note Guarantors, they will not pledge any of their assets as Collateral for the Notes pursuant to the Agreed Security Principles. This may be the case even if they pledge some or all of their assets as collateral for the Senior Secured Credit Facilities. For a description of such limitations and the risks associated with the Note Guarantees and Collateral, see

•	“Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — Fraudulent conveyance laws and other limitations on the enforceability of the notes, the guarantees and, as applicable, the related security, may adversely affect the validity and enforceability of the notes, the guarantees and, as applicable, the related security;”

•	“Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — Insolvency laws could limit your ability to enforce your rights under the notes, the guarantees and, in the case of the senior secured notes, the security;”

•	“Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — Enforcing your rights as a holder of the notes or under the guarantees, or with respect to the senior secured notes, the security, across multiple jurisdictions may be difficult;”

•	“Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — You may be unable to enforce judgments obtained in the United States and foreign courts against us, certain of the guarantors or our or their respective directors and executive officers;” and

•	“Certain Insolvency and Other Local Law Considerations.”

Such Note Guarantors have agreed, and any of RGHL’s Subsidiaries that subsequently become Note Guarantors will agree, to pay, subject to limitations imposed by applicable local law and certain other limitations, in addition to the amount stated above, any and all expenses (including reasonable counsel fees and expenses) incurred by the Trustee, the Collateral Agent or the holders in enforcing any rights under the Note Guarantees and the Security Documents. The Notes and the Note Guarantees of a Note Guarantor constitute “Designated Senior Indebtedness” of the Issuers and such Note Guarantor for purposes of the Senior Notes Indenture, the Senior Subordinated Notes Indenture and the Existing Intercreditor Agreement. For a description of the Collateral and lien priority and intercreditor agreements, see “— Security” below.

The Notes are guaranteed by the same entities that currently are or are expected to become obligors under, or guarantors of, the Senior Notes, the Subordinated Notes, the May 2010 Notes, the October 2010 Notes, the February 2011 Notes, the August 2011 Notes, the February 2012 Notes, and the Senior Secured Credit Facilities. Any future guarantor of the Senior Secured Credit Facilities, any other Credit Agreement or Public Debt of BP I, BP II or their respective Subsidiaries are only required to provide Note Guarantees as required by the covenant under “— Certain Covenants — Future Note Guarantors.” The obligation to provide Note Guarantees for the benefit of the Notes in the future is subject to the Agreed Security Principles. Accordingly, in the future, other Indebtedness, including the Senior Secured Credit Facilities, the May 2010 Notes, the October 2010 Notes, the February 2011 Notes, the August 2011 Notes, the February 2012 Notes, the Senior Notes and the Subordinated Notes, could have the benefit of guarantees that are not also provided in favor of the Notes. See “— Ranking.”

Each Note Guarantee is a continuing guarantee and shall, subject to the next paragraph:

(1) remain in full force and effect until payment in full of all the Guaranteed Obligations;

(2) be binding upon each such Note Guarantor and its successors; and

(3) inure to the benefit of and be enforceable by the Trustee, the holders and their successors, transferees and assigns.

Release of Note Guarantees

Subject to the First Lien Intercreditor Agreement and the Existing Intercreditor Agreement, a Note Guarantee of a Note Guarantor will be automatically released upon (a) receipt by the Trustee of a notification from BP I that such Note Guarantee be released and (b) the occurrence of any of the following:

(1) the consummation of any transaction permitted by the Indenture as a result of which such Note Guarantor ceases to be a Restricted Subsidiary;

(2) the release or discharge of the guarantee or other obligation by such Note Guarantor (other than RGHL) of the Senior Secured Credit Facilities or such other guarantee or other obligation that resulted in the creation of such Note Guarantee, except a release or discharge by or as a result of payment under such guarantee;

(3) BP I designating such Note Guarantor to be an Unrestricted Subsidiary in accordance with the covenants described under “— Certain Covenants — Limitation on Restricted Payments” and the definition of “Unrestricted Subsidiary;”

(4) the Issuers’ exercise of their legal defeasance option or covenant defeasance option as described under “— Defeasance,” or if the Issuers’ obligations under the Indenture are discharged in accordance with the terms of the Indenture; or

(5) the transfer or sale of the equity interests of such Note Guarantor pursuant to an enforcement action, in accordance with the terms of the First Lien Intercreditor Agreement.

The Note Guarantor will be required to deliver to the Trustee an Officers’ Certificate stating that all conditions precedent provided for in the Indenture relating to the release have been complied with. A Note Guarantee of a Note Guarantor also will be released as provided under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets.”

Upon any occurrence specified in the two preceding paragraphs, the Trustee shall, at the instruction of and at the cost of the Issuers, execute any documents reasonably requested of it to evidence such release.

Addition of Note Guarantors

Under certain circumstances and subject to the Agreed Security Principles, additional Restricted Subsidiaries may be added as Note Guarantors (see “— Certain Covenants — Future Note Guarantors”).

Security

General

The Notes and the Note Guarantees, with certain exceptions, have the benefit of Liens in the Collateral, which consist of first priority security interests shared with the other First Lien Obligations, including the Senior Secured Credit Facilities, the October 2010 Senior Secured Notes; the February 2011 Senior Secured Notes and the August 2011 Senior Secured Notes (subject to Permitted Liens, which may rank ahead of the first priority security interests for the benefit of the Notes, and the exceptions described below), in the Collateral; provided, however, that in no event shall more than 65% of the total outstanding voting Equity Interests, or any of the assets, of any US Controlled Foreign Subsidiary be required to be pledged. The Issuers and RGHL together with the Trustee will be responsible for implementing the security arrangements for the Notes and such arrangements may not be implemented in a timely manner or at all.

The Collateral consists of (i) 100% of the Capital Stock of certain existing and future, direct and indirect, wholly owned Subsidiaries of RGHL, the Issuers and the Note Guarantors (subject to the limitations described under “— Limitations on Stock Collateral” and certain other limitations, including as described in the Agreed Security Principles) and (ii) certain assets of the Issuers and certain of the Guarantors located in Austria, Brazil, the British Virgin Islands, Canada, Germany, Guernsey, Hong Kong, Hungary, Luxembourg, Mexico, the Netherlands, New Zealand, Switzerland, Thailand, the United Kingdom and the United States.

The Collateral does not comprise all of the assets of the Issuers or the Note Guarantors and is further limited to the extent set forth in the Agreed Security Principles. Among other exclusions from the Collateral:

•	Security will not be provided by non-wholly owned Subsidiaries;

•	Security will be limited to the extent deemed necessary to comply with legal limitations, avoid significant tax disadvantages, comply with certain third party arrangements, satisfy fiduciary duties of directors and minimize fees, taxes and duties;

•	Security will not be provided over assets with values lower than certain agreed materiality thresholds, including a €5 million threshold for real property, a €250,000 threshold for manufacturing equipment in some jurisdictions and a €1 million threshold for certain intellectual property; and

•	Security will not be provided to the extent it would have a material adverse effect on the ability of the relevant Issuer or Note Guarantor to conduct business in the ordinary course;

We estimate that the assets of Reynolds Group Holdings Limited and its subsidiaries that are part of the Collateral securing the Notes have a book value greater than the amount of our outstanding secured indebtedness, which totaled $10,353 million, as of December 31, 2011 and measured in accordance with IFRS. Much of the Collateral is, and is expected to continue to be, illiquid, both by its nature and as a result of local limitations relating to enforcement (see “Certain Insolvency and Other Local Law Considerations”). Accordingly, there can be no assurance that the Collateral will be able to be sold in a short period of time or at all or that its value will exceed the amount of Indebtedness it secures, including the Notes.

There are other potential impediments to Holders realizing upon the full value of the Collateral. See “Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes.” Among the potential impediments described in such risk factors are risks relating to enforcement of the security interests in jurisdictions outside of the United States, risks relating to dilution of the Collateral by other secured creditors, including the Senior Secured Credit Facilities, the October 2010 Senior Secured Notes; the February

2011 Senior Secured Notes, the August 2011 Senior Secured Notes and any future permitted secured Indebtedness, risks relating to the use of a Collateral Agent for purposes of securing and enforcing upon the Collateral and risks relating to control of the Collateral Agent by the administrative agent under the Senior Secured Credit Facilities, or the representatives of the holders of the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes or the August 2011 Senior Secured Notes, as the case may be, and not by the Trustee or the Holders.

Subject to certain conditions, including compliance with the covenants described under “— Certain Covenants — Impairment of Security Interest” and “— Certain Covenants — Liens,” the Note Guarantors and the Issuers are permitted to pledge the Collateral in connection with certain future Incurrences of Indebtedness, including any Additional Notes, or certain Indebtedness of the Issuers or Indebtedness of the Note Guarantors, in each case as permitted under the Indenture. This may make the Collateral less valuable for the holders of the Notes.

Except as limited by “— Certain Covenants — Impairment of Security Interest,” the Issuers and the Note Guarantors may take actions that would result in diminishing (possibly to zero) the value or existence of the Collateral. In the future, additional assets may be pledged by us to secure debt under the Senior Secured Credit Facilities, the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes and the August 2011 Senior Secured Notes, a Credit Agreement or other Public Debt but may not be pledged to secure the Notes. The book value of our assets may not be indicative of the fair market value of such assets, which could be substantially lower. In addition, a substantial portion of our assets will not constitute Collateral for the Notes in any form. Accordingly, the value of the Collateral could be substantially less than the aggregate principal amount of our First Lien Obligations, including the Notes, Senior Secured Credit Facilities, the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes and the August 2011 Senior Secured Notes and other Secured Indebtedness.

Accordingly, holders of the Notes have the benefit of a security interest in only a portion of the value of the Collateral expected to secure the Notes. In addition, certain of the stock and assets pledged by the Note Guarantors in some jurisdictions have been pledged on a priority basis to secure the obligations to the lenders under certain local working capital facilities. See “— Certain Covenants — Future Collateral” for a description of our obligations with respect to assets acquired by us. The Issuers and the Note Guarantors will not be required to implement any such security arrangements or enter into Security Documents with respect to Collateral owned or acquired by us, if, in the good faith determination of BP I, doing so would, or would result in a material risk of, conflict with the fiduciary duties of their directors or contravene any legal prohibition or, in the good faith determination of BP I, result in, or in a material risk of, personal or criminal liability on the part of any officer, director or shareholder of BP I, BP II or any of their respective parents or subsidiaries, or if, in the good faith determination of BP I, it would be inconsistent with the Agreed Security Principles; provided, however, that the relevant Issuer or the relevant Note Guarantor must use commercially reasonable efforts to overcome any such obstacle. Under the commercially reasonable efforts standard, perfection of the security interests will not be required if, in the good faith determination of BP I, it would have a material adverse effect on the ability of any of the Issuers or the relevant Note Guarantor to conduct its operations and business in the ordinary course or if, in the good faith determination of BP I, it would be inconsistent with the Agreed Security Principles. If the Issuers and the Note Guarantors do not implement such security arrangements for the benefit of the Notes (other than in circumstances in accordance with the Agreed Security Principles or as described under “— Limitation on Stock Collateral” below), they will be prohibited from implementing security arrangements with respect to the Senior Secured Credit Facilities, the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes and the August 2011 Senior Secured Notes and Public Debt or other Indebtedness except, in the case of such other Indebtedness, for Permitted Liens.

The aggregate amount of the obligations secured by the Collateral may, subject to the limitations set forth in the Indenture, be increased. A portion of the obligations secured by the Collateral consists or may consist of Indebtedness that is revolving in nature, and the amount thereof that may be outstanding at any time or from time to time may be increased or reduced and subsequently reborrowed and such obligations may, subject to the limitations set forth in the Indenture, be increased, extended, renewed, replaced, restated, supplemented, restructured, repaid, refunded, refinanced or otherwise amended or modified from time to time, all without affecting the provisions of the First Lien Intercreditor Agreement defining the relative rights of the parties thereto.

The Issuers and the Note Guarantors will be able to incur additional First Lien Obligations in the future that could share in the Collateral, including Indebtedness secured by a Permitted Lien that may be prior to, or pari passu with, Liens securing the Notes. In addition, we may Incur Indebtedness secured by a Permitted Lien over assets that are not part of the Collateral, and the amount thereof could be significant. The amount of Secured Indebtedness secured with priority over, or on an equal and ratable basis with, Liens securing the Notes will be limited by the covenant disclosed under “— Certain Covenants — Liens,” and the amount of all such additional indebtedness will be limited by the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuances of Disqualified Stock and Preferred Stock.” Under certain circumstances the amount of Indebtedness and other obligations that benefit from prior ranking security interests or that shares equally and ratably in the Collateral could be significant.

Subject to the terms of the Security Documents, the Issuers and the Note Guarantors will have the right to remain in possession and retain exclusive control of the Collateral securing the Notes, to freely operate the Collateral and to collect, invest and dispose of any income therefrom. See “Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — Rights of holders of the senior secured notes may be adversely affected by bankruptcy proceedings in the United States.”

Limitations on Stock Collateral

The Capital Stock and securities of any Restricted Subsidiary (other than BP I, for which we will provide separate financial statements) will constitute Collateral only to the extent that the securing of the Notes with such Capital Stock and securities would not require such Note Guarantor to file separate financial statements with the SEC under Rule 3-16 of Regulation S-X under the Securities Act. In the event that Rule 3-16 of Regulation S-X under the Securities Act requires or is amended, modified or interpreted by the SEC to require (or is replaced with another rule or regulation that would require) the filing with the SEC of separate financial statements of any Restricted Subsidiary (other than BP I) due to the fact that such Restricted Subsidiary’s Capital Stock and securities secure the Notes or any Note Guarantee, then the Capital Stock and securities of such Restricted Subsidiary shall automatically be deemed not to be part of the Collateral (but only to the extent necessary for such Restricted Subsidiary to not be subject to such requirement to provide separate financial statements) and such excluded portion of the Capital Stock and securities is referred to as the “Excluded Stock Collateral.” In such event, the Security Documents may be amended, modified or supplemented, without the consent of any Holder, to the extent necessary to release the security interests on the Excluded Stock Collateral.

In the event that Rule 3-16 of Regulation S-X under the Securities Act is amended, modified or interpreted by the SEC to permit (or is replaced with another rule or regulation that would permit) any Restricted Subsidiary’s Excluded Stock Collateral to secure the Notes in excess of the amount then pledged without the filing with the SEC of separate financial statements of such Note Guarantor, then the Capital Stock and securities of such Restricted Subsidiary shall automatically be deemed to be a part of the Collateral (but only to the extent possible without such Restricted Subsidiary becoming subject to any such filing requirement). In such event, the Security Documents may be amended or modified, without the consent of any Holder, to the extent necessary to subject to the Liens under the Security Documents such additional Capital Stock and securities.

In accordance with the limitations set forth in the two immediately preceding paragraphs, on the date that Rule 3-16 of Regulation S-X becomes applicable to the Notes, other than with respect to BP I, whose shares of Capital Stock will be part of the Collateral without regard to the limits described above, the Collateral will include shares of Capital Stock of the Restricted Subsidiaries only to the extent that the applicable value of such Capital Stock (on an entity-by-entity basis) is less than 20% of the aggregate principal amount of the outstanding Notes. To the extent that the Dollar Notes and the Euro Notes are not treated as a single class for purposes of Rule 3-16 of Regulation S-X, the foregoing Collateral limits would apply to each class separately, which could lead to different security interests in the stock securing the Dollar Notes and the Euro Notes. Certain of the Note Guarantors have Capital Stock valued at or in excess of 20% of the aggregate principal amount of the outstanding Notes; accordingly if Rule 3-16 of Regulation S-X under the Securities Act was applicable to the Notes on such date, each such Note Guarantor’s pledge of such stock as Collateral would be deemed to be limited to stock with a value that is less than 20% of the aggregate principal amount of the outstanding Notes pursuant to these provisions. In the event that Rule 3-16 of Regulation S-X becomes applicable to the Notes, we anticipate that the Capital Stock of multiple subsidiaries of ours organized in various jurisdictions will be subject to such limitations. If, at any time after Rule 3-16 of Regulation S-X becomes applicable to the Notes, the applicable value of the Capital Stock of any Note Guarantor is equal to or exceeds 20% of the aggregate principal amount of the Notes outstanding, the pledge of such Note Guarantor’s Capital Stock shall automatically be deemed to be limited to stock with a value that is less than 20% of the aggregate principal amount of the outstanding Notes. If, at any time after the date Rule 3-16 of Regulation S-X becomes applicable to the Notes, the applicable value of 100% of the Capital Stock of any Note Guarantor becomes less than 20% of the aggregate principal amount of the Notes outstanding and the pledge of such Capital Stock has been deemed limited in accordance with this paragraph prior to such date, the pledge of such Note Guarantor’s Capital Stock shall automatically be deemed to be 100% of its Capital Stock. Accordingly, the portion of the Capital Stock of the Issuers or the Note Guarantors constituting Collateral may decrease or increase as described above. We conduct substantially all of our business through our subsidiaries, many of which have capital stock with a value in excess of 20% of the aggregate principal amount of the Notes. Accordingly, the pledge of stock and securities with respect to each such subsidiary will be limited in value to less than 20% of the aggregate principal amount of the Notes.

In certain circumstances, the pledges by certain entities of intercompany proceeds loans to which they are a party, including the pledge of the Luxembourg Proceeds Loans by the holders thereof and the pledge of the US Proceeds Loans by the holders thereof could be viewed as a pledge of a security by such entity. Accordingly, such entities’ pledge of such proceeds loans could be limited to 20% of the value of the proceeds loans, in accordance with the foregoing paragraphs.

Brief Summary of Security Documents and Intercreditor Agreements

The Issuers, the Note Guarantors, the Trustee and the Collateral Agent (or agents thereof) have entered into multiple agreements or other instruments defining the terms of the security interests that secure the Notes and the Note Guarantees. Those agreements or other instruments pursuant to which security interests in the Collateral are granted to secure the Notes or the Note Guarantees from time to time are referred to as the “Security Documents.” The security interests secure the payment and performance when due of the Obligations of the Issuers and the Note Guarantors under the Notes, the Indenture, the Note Guarantees and the Security Documents, as provided in the Security Documents. Since the Holders are not parties to the Security Documents, the First Lien Intercreditor Agreement or the Existing Intercreditor Agreement, Holders may not, individually or collectively, take any direct action to enforce any rights in their favor under the Security Documents, the First Lien Intercreditor Agreement or the Existing Intercreditor Agreement. The Holders may only act by instructing the Trustee to act whether through the Collateral Agent or otherwise.

We are party to two intercreditor agreements that govern the relative rights of the obligors under our existing and future financing arrangements: (1) the Existing Intercreditor Agreement which sets forth the relative rights and obligations with respect to the Notes, lenders under the Senior Secured Credit Facilities and certain Local Facilities and providers of Hedging Obligations, the holders of the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes and the August 2011 Senior Secured Notes, the holders of the Senior Notes and the holders of the Senior Subordinated Notes and (2) the First Lien Intercreditor Agreement which sets forth the relative rights and obligations of the lenders under the Senior Secured Credit Facilities and certain Local Facilities and providers of Hedging Obligations and the holders of the Notes the holders of the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes and the August 2011 Senior Secured Notes, with respect to the Collateral. See “Description of Certain Other Indebtedness and Intercreditor Agreements — First Lien Intercreditor Agreement.”

The Collateral Agent, the Trustee, as representative for the holders of the Notes, and the administrative agent under the Senior Secured Credit Facilities, among others, as representative for the secured parties under the Senior Secured Credit Facilities, entered into the First Lien Intercreditor Agreement, which may be amended from time to time without the consent of the secured parties thereto to add other secured parties to whom we owe First Lien Obligations permitted to be incurred under the Indenture and the Senior Secured Credit Facilities.

Under the First Lien Intercreditor Agreement, as described below, the “Applicable Representative” has the right to direct the Collateral Agent to initiate foreclosures, release Liens in accordance with the Senior Secured Credit Facilities, the Note Documents and the indentures, security documents and other documents related to the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes and the August 2011 Senior Secured Notes and the documents governing any other series of pari passu first lien obligations that are included as “Additional Obligations” as defined in and under the First Lien Intercreditor Agreement, and take other actions with respect to the Shared Collateral (as defined below), and the representatives of other series of Obligations party to the First Lien Intercreditor Agreement have no right to direct the Collateral Agent to take actions with respect to the Shared Collateral. The Applicable Representative is currently the administrative agent under the Senior Secured Credit Facilities. As long as such administrative agent is the Applicable Representative, the Trustee, as representative of the secured noteholders, will have no rights to direct the Collateral Agent to take any action under the First Lien Intercreditor Agreement. Generally, “Shared Collateral” means, at any time, Collateral in which the holders of two or more series of Obligations (or their respective representatives) hold a valid security interest or upon the enforcement of any guarantee held by two or more series of Obligations (or their respective representatives), the proceeds of such enforcement.

The administrative agent under the Senior Secured Credit Facilities will remain the Applicable Representative until the earlier of (1) the discharge of our Obligations under the Senior Secured Credit Facilities and (2) the Cut-Off Date (as defined below) (unless the Cut-Off-Date has been stayed, deemed not to have occurred or rescinded pursuant to the definition thereof). After such date, the Applicable Representative will be the representative of the series of Obligations that constitutes the largest outstanding principal amount of any then outstanding series of Obligations party to the First Lien Intercreditor Agreement, other than the Obligations under the Senior Secured Credit Facilities, with respect to the Shared Collateral (the “Non-Controlling Representative”) (which series of Obligations may be the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes and the August 2011 Senior Secured Notes or an additional series of Obligations to be incurred in the future). Accordingly, the Trustee, as representative of the holders of the Notes, may not ever have the right to control the remedies and take other actions with respect to the Shared Collateral.

The “Cut-Off Date” means, with respect to any Non-Controlling Representative, the date which is at least 90 days (throughout which 90 day period such Person was the Non-Controlling Representative) after the occurrence of both (i) an Event of Default (under and as defined in the instrument under which such Non-Controlling Representative is appointed as the representative) and (ii) the Collateral Agent’s and each other relevant representative’s receipt of written notice from such Non-Controlling Representative certifying that (x) such an Event of Default has occurred and is continuing and (y) the Obligations of the series with respect to which such Non-Controlling Representative is the representative are currently due and payable in full (whether as a result of acceleration thereof or otherwise) in accordance with the terms of the applicable instrument governing such Obligations; provided, however, that the Cut-Off Date shall be stayed and shall not occur and shall be deemed not to have occurred and be rescinded (1) at any time the administrative agent under the Senior Secured Credit Facilities or the Collateral Agent has commenced and is diligently pursuing any enforcement action with respect to any Shared Collateral or (2) at any time any grantor which has granted a security interest in such Shared Collateral is then a debtor under or with respect to (or otherwise subject to) any insolvency or liquidation proceeding.

Under the First Lien Intercreditor Agreement, (i) the Applicable Representative has the sole right to instruct the Collateral Agent to act or refrain from acting with respect to the Shared Collateral, (ii) the Collateral Agent shall not follow any instructions with respect to such Shared Collateral from any representative of any Non-Controlling Secured Party (as defined below) or other party to the First Lien Intercreditor Agreement (other than the Applicable Representative) and (iii) no representative of any Non-Controlling Secured Party or other party to the First Lien Intercreditor Agreement (other than the Applicable Representative) will instruct the Collateral Agent to commence any judicial or non-judicial foreclosure proceedings with respect to, seek to have a trustee, receiver, liquidator or similar official appointed for or over, attempt any action to take possession of, exercise any right, remedy or power with respect to, or otherwise take any action to enforce its interests in or realize upon, or take any other action available to it in respect of, any Shared Collateral. A “Non-Controlling Secured Party” shall mean any secured party to the First Lien Intercreditor Agreement whose representative under the First Lien Intercreditor Agreement is not the Applicable Representative. Until the earlier of (1) the discharge of our Obligations under the Senior Secured Credit Facilities and (2) the Cut-Off Date (unless the Cut-Off-Date has been stayed, deemed not to have occurred or rescinded pursuant to the definition thereof), the holders of Notes, the holders of the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes and the August 2011 Senior Secured Notes will be Non-Controlling Secured Parties. Accordingly, the holders of Notes could be Non-Controlling Secured Parties indefinitely.

Notwithstanding the equal priority of the Liens on any Shared Collateral, the Collateral Agent, acting on the instructions of the Applicable Representative, may deal with the Collateral as if such Applicable Representative had a senior Lien on such Collateral. No representative of any Non-Controlling Secured Party may contest, protest or object to any foreclosure proceeding or action brought by the Collateral Agent. Each of the parties to the First Lien Intercreditor Agreement will agree that it will not contest or support any other person in contesting, in any proceeding (including any insolvency or liquidation proceeding), the perfection, priority, validity or enforceability of a Lien held by or on behalf of any of the parties to the First Lien Intercreditor Agreement in all or any part of the Shared Collateral, or the provisions of the First Lien Intercreditor Agreement.

If an Event of Default (under and as defined in an instrument pursuant to which a series of Obligations whose representative is party to the First Lien Intercreditor Agreement is Incurred) has occurred and is continuing and the Collateral Agent is taking action to enforce rights in respect of any Shared Collateral, or any distribution is made in respect of any Shared Collateral in any insolvency or liquidation proceeding or otherwise of any grantor of Collateral, or the Collateral Agent or any secured party receives any payment pursuant to any intercreditor agreement (other than the First Lien Intercreditor Agreement) with respect to any Shared Collateral, the proceeds of any sale, collection or other liquidation or disposition of any such Shared Collateral received by the Collateral Agent or any secured party and proceeds of any such distribution, shall be applied (i) first, to the payment of all amounts owing to the Collateral Agent (in its capacity as such) pursuant to the terms of the First Lien Intercreditor Agreement and any instrument pursuant to which a series of Obligations whose representative is party to the First Lien Intercreditor Agreement is Incurred, (ii) second, subject to certain limited exceptions, to the payment in full of the Obligations of each series of Obligations whose representative is party to the First Lien Intercreditor Agreement on a ratable basis in accordance with the amounts of such Obligations under the terms of the applicable instrument pursuant to which such Obligations have been incurred and (iii) third, to satisfy other Obligations, including to the extent applicable, under the Existing Intercreditor Agreement.

If any party to the First Lien Intercreditor Agreement obtains possession of any Shared Collateral or realizes any proceeds or payment in respect of any such Shared Collateral, pursuant to any Security Document or by the exercise of any rights available to it under applicable law or in any insolvency or liquidation proceeding or through any other exercise of remedies (including pursuant to any intercreditor agreement), at any time prior to the discharge of each series of Obligations whose representative is party to the First Lien Intercreditor Agreement, then it shall hold such Shared Collateral, proceeds or payment in trust for the other parties to the First Lien Intercreditor Agreement and promptly transfer such Shared Collateral, proceeds or payment, as the case may be, to the Collateral Agent, to be distributed in accordance with the provisions described in the immediately preceding paragraph.

In addition, under the First Lien Intercreditor Agreement, each secured noteholder and secured party under the Senior Secured Credit Facilities (and any additional Persons who may become party to the First

Lien Intercreditor Agreement) agrees that (i) it will not institute any suit or assert in any insolvency or litigation proceeding any claim against the Collateral Agent or any other party to the First Lien Intercreditor Agreement seeking damages from or other relief by way of specific performance, instructions or otherwise with respect to any Shared Collateral, (ii) it will not seek, and will waive any right, to have any Shared Collateral or any part thereof marshaled upon any foreclosure or other disposition of such Shared Collateral and (iii) it will not attempt, directly or indirectly, whether by judicial proceedings or otherwise, to challenge the enforceability of any provision of the First Lien Intercreditor Agreement.

By purchasing the Notes, each noteholder authorized the Trustee (1) to appoint the Collateral Agent to act on its behalf as the Collateral Agent under the First Lien Intercreditor Agreement and under each of the other Security Documents and (2) to authorize the Collateral Agent to take such actions on its behalf and to exercise such powers as are delegated to the Collateral Agent by the terms of the First Lien Intercreditor Agreement and the other Security Documents, including for purposes of acquiring, holding and enforcing any and all Liens on Collateral granted by any grantor thereunder to secure any of the First Lien Obligations, together with such powers and discretion as are reasonably incidental thereto.

The First Lien Intercreditor Agreement provides that the Collateral Agent shall not have any duties or obligations except those expressly set forth therein and in the other Security Documents. Without limiting the generality of the foregoing, the Collateral Agent:

(i) shall not be subject to any fiduciary or other implied duties, regardless of whether an Event of Default has occurred and is continuing;

(ii) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated by the First Lien Intercreditor Agreement or by the other Security Documents that the Collateral Agent is required to exercise as directed in writing by the Applicable Representative; provided that the Collateral Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Collateral Agent to liability or that is contrary to any Security Document or applicable law;

(iii) shall not, except as expressly set forth in the First Lien Intercreditor Agreement and in the other Security Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to a grantor or any of its Affiliates that is communicated to or obtained by the Collateral Agent or any of its Affiliates in any capacity;

(iv) shall not be liable for any action taken or not taken by it (1) with the consent or at the request of the Applicable Representative or (2) in the absence of its own gross negligence or willful misconduct or (3) in reliance on a certificate of an authorized officer of an Issuer stating that such action is permitted by the terms of this Agreement; and

(v) shall not be required to take any action for which it has not received written directions and indemnity satisfactory to it.

The Collateral Agent shall be deemed not to have knowledge of any Event of Default under any series of Obligations unless and until notice describing such Event Default is given to the Collateral Agent by the Representative of such Obligations or a party to the First Lien Intercreditor Agreement. In addition, among other things, the Collateral Agent shall not be responsible for or have any duty to ascertain or inquire into (1) any statement, warranty or representation made in or in connection with the First Lien Intercreditor Agreement or any other Security Document, (2) the contents of any certificate, report or other document delivered under the First Lien Intercreditor Agreement or any other Security Document, (3) the performance or observance of any of the covenants, agreements or other terms or conditions set forth in the First Lien Intercreditor Agreement or any other Security Document, or the occurrence of any Default, (4) the creation, perfection or priority of any Lien purported to be created by the Security Documents or (5) the value or the sufficiency of any Collateral for any series of Obligations, including the Notes.

Future Collateral

Subject to the limitations and exceptions in the Agreed Security Principles, if the Issuers or any Note Guarantor creates any additional security interest upon any property or asset to secure any other First Lien Obligations under the Senior Secured Credit Facilities, any other Credit Agreement or Public Debt, it must use commercially reasonable efforts to concurrently grant a security interest (subject to Permitted Liens) upon such property as security for the Notes; provided, however, that it will not be required to do so if, in the good faith determination of BP I, so doing would, or would result in a material risk of, conflict with the fiduciary duties of the directors of BP I, BP II or any of their respective parents or subsidiaries or contravene any legal prohibition or, in the good faith determination of BP I, result in, or in material risk of, personal or criminal liability on its part of any officer, director or shareholder of BP I, BP II or any of their respective parents or subsidiaries or, in the good faith determination of BP I, be inconsistent with the Agreed Security Principles. Also, if granting a security interest in such property requires the consent of a third party, subject to the Agreed Security Principles, the Issuers will use commercially reasonable efforts to obtain such consent with respect to the security interest for the benefit of the Trustee on behalf of the holders of the Notes. Under the commercially reasonable efforts standard, the Issuers will not be obligated to seek to obtain consent if, in the good faith determination of BP I, to do so would have a material adverse effect on the ability of the Issuers or the relevant Note Guarantors to conduct their operations and business in the ordinary course or if, in good faith determination of BP I, to do so would be inconsistent with the Agreed Security Principles. If such third party does not consent to the granting of the security interest after the use of such commercially reasonable efforts, the applicable entity will not be required to provide such security interest. See “Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — Security interests in respect of the collateral may be adversely affected by the failure to perfect security interests in certain collateral presently owned or acquired in the future” and “— Certain Covenants — Future Collateral.”

Release of Collateral

The security interests in the Collateral for the benefit of the Notes will be released:

(a) upon payment in full of principal, interest and all other Obligations on the Notes issued under the Indenture or discharge or defeasance thereof;

(b) to the extent a Note Guarantor would be and is so released pursuant to clause (2) under “— Note Guarantees — Release of Note Guarantees.”;

(c) to enable us to consummate the disposition of such property or assets to the extent not prohibited under the covenant described under “— Certain Covenants — Asset Sales”;

(d) in the case of property or assets of a Note Guarantor that is released from its Note Guarantee with respect to the Notes, on the release of the Note Guarantee of such Note Guarantor;

(e) in the case of the property and assets of a specific Note Guarantor, such Note Guarantor making a Transfer permitted by clause (y) of the last paragraph under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets”;

(f) in the circumstances described under “— Amendment and Waivers” below (including to the extent necessary to facilitate the assumption by a Successor Company of the obligations of the Issuers under the Indenture and the Notes or to provide for the assumption by a Successor Note Guarantor of the obligations of a Note Guarantor under the Indenture and its Note Guarantee);

(g) by the Trustee or Collateral Agent, acting on the instructions of the Applicable Representative in accordance with the terms of the First Lien Intercreditor Agreement (other than releases of all or substantially all of the Collateral); or

(h) upon a legal defeasance or covenant defeasance under the Indenture as described below under “— Defeasance.”

The security interest in the Existing Notes Collateral in favor of the Senior Notes and Senior Subordinated Notes will be released upon an enforcement action in accordance with the Existing Intercreditor Agreement. In addition, in order to secure new Indebtedness (where such Indebtedness is permitted under the Indenture and the Lien securing such Indebtedness is a Permitted Lien that is entitled to rank equal with, in priority to or behind the security interests on the Collateral, as applicable), on the date on which such new Indebtedness is incurred, and subject to no Default having occurred and being continuing, the Trustee or Collateral Agent for the Notes, as applicable, is authorized by the Trustee and the Holders to, and shall, at the request of the Issuers or RGHL, release the security interests in the Collateral and will, simultaneously with the grant of Liens in respect of the new Indebtedness, retake such security interests in the Collateral; provided, however, that all holders of Liens on behalf of other Indebtedness or obligations secured by such Collateral concurrently release and (if applicable) retake the security interests in the same manner; provided further, however, that following such release and retaking the security interests in the Collateral are not subject to any new hardening period or limitation (excluding any such hardening period or limitation that existed prior to such release and retaking) which is not also applicable to the Lien granted in favor of the new Indebtedness and any such other Indebtedness or obligations (it being understood that the new Indebtedness and such other Indebtedness and obligations may be subject to longer or more onerous hardening periods or limitations) or the Trustee shall have received a solvency opinion.

To the extent required under the mandatory provisions of the US Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), the Issuers will comply with the provisions of Section 314(b) and 314(d) of the Trust Indenture Act, in each case following qualification of the Indenture pursuant to the Trust Indenture Act. Any certificate or opinion required by Section 314(d) of the Trust Indenture Act may be delivered by an Officer of any Issuer except in cases where Section 314(d) requires that such certificate or opinion be made by an independent engineer, appraiser or other expert, who shall be reasonably satisfactory to the Trustee. Notwithstanding anything to the contrary herein, the Issuers and the Guarantors will not be required to comply with all or any portion of Section 314(d) of the Trust Indenture Act if they determine, in good faith based on advice of counsel (which may be internal counsel), that under the terms of such section or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including “no action” letters or exemptive orders, all or any portion of Section 314(d) of the Trust Indenture Act is inapplicable to the released Collateral. Without limiting the generality of the foregoing, certain no-action letters issued by the SEC have permitted an indenture qualified under the Trust Indenture Act to contain provisions permitting the release of collateral from liens under such indenture in the ordinary course of our business without requiring us to provide certificates and other documents under Section 314(d) of the Trust Indenture Act. In addition, under interpretations provided by the SEC, to the extent that a release of a lien is made without the need to obtain the consent of the Holders or the Trustee, the provisions of Section 314(d) may be inapplicable to the release. The Issuers believe, therefore, that such provisions of Section 314(d) will be inapplicable to the release of collateral for so long as releases of collateral are controlled by the lenders under the Senior Secured Credit Facilities and certain other conditions apply.

Upon certification by the Issuers, each of the Trustee and the Collateral Agent shall execute all documents reasonably requested of it to effectuate any release in accordance with these provisions, subject to customary protections and indemnifications. The Collateral Agent or the Trustee, as applicable, at the instruction of and at the cost of the Issuers (as applicable), will agree to any release of the Liens on the Collateral created by the Security Documents that is in accordance with the Indenture and the First Lien Intercreditor Agreement and Existing Intercreditor Agreement without requiring any consent of the Holders, in reliance upon an Opinion of Counsel or Officers’ Certificate to that effect delivered by the Issuers.

Change of Control

Upon the occurrence of any of the following events (each, a “Change of Control”), each holder will have the right to require the Issuers to repurchase all or any part of such holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), except to the extent the Issuers have previously elected to redeem all of the Notes as described under “— Optional Redemption:”

(1) the sale, lease or transfer, in one or a series of transactions, of all or Substantially All the assets of BP II or BP I and its Subsidiaries, taken as a whole, to a Person other than, directly or indirectly, any of the Permitted Holders;

(2) BP I becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than any of the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), of more than 50% of the total voting power of the Voting Stock of the US Issuer I, US Issuer II, Luxembourg Issuer, BP I or BP II or any direct or indirect parent of BP I or BP II; or

(3) RGHL ceases to own, directly or indirectly, 100% of the Capital Stock of BP I, BP II, BP III or any of the Issuers, other than directors’ qualifying shares or other de minimis shareholdings required by law.

In the event that at the time of such Change of Control the terms of any Bank Indebtedness restrict or prohibit the repurchase of Notes pursuant to this covenant, then prior to the mailing (or delivery) of the notice to holders provided for in the immediately following paragraph but in any event within 45 days following any Change of Control, the Issuers shall:

(1) repay in full all such Bank Indebtedness or, if doing so will allow the purchase of Notes, offer to repay in full all such Bank Indebtedness and repay the Bank Indebtedness of each lender that has accepted such offer; or

(2) obtain the requisite consent under the agreements governing such Bank Indebtedness to permit the repurchase of the Notes as provided for in the immediately following paragraph.

The Issuers’ failure to comply with such provisions or the provisions of the immediately following paragraph shall constitute an Event of Default described in clause (4) and not in clause (2) under “— Defaults” below.

Within 45 days following any Change of Control, except to the extent that the Issuers have exercised their right to redeem the Notes by delivery of a notice of redemption as described under “— Optional Redemption,” or all conditions to such redemption have been satisfied or waived, the Issuers shall mail (or otherwise deliver in accordance with applicable Euroclear, Clearstream or DTC procedures, as applicable) a notice (a “Change of Control Offer”) to each holder with a copy to the Trustee stating:

(1) that a Change of Control has occurred and that such holder has the right to require the Issuers to repurchase such holder’s Notes at a repurchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date) (the “Change of Control Payment”);

(2) the circumstances and relevant facts and financial information regarding such Change of Control;

(3) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed or delivered) (the “Change of Control Payment Date”);

(4) the instructions determined by the Issuers, consistent with this covenant, that a holder must follow in order to have its Notes purchased; and

(5) if applicable and such notice is mailed prior to the occurrence of a Change of Control, that such offer is conditioned on the occurrence of such Change of Control.

A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

In addition, the Issuers will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuers and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

On the Change of Control Payment Date, if the Change of Control shall have occurred, the Issuers will, to the extent lawful:

(1) accept for payment all Notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes so tendered;

(3) deliver or cause to be delivered to the Trustee an Officers’ Certificate stating the Notes or portions of the Notes being purchased by the Issuers in the Change of Control Offer;

(4) in the case of Global Notes, deliver, or cause to be delivered, to the principal Paying Agent the Global Notes in order to reflect thereon the portion of such Notes or portions thereof that have been tendered to and purchased by the Issuers; and

(5) in the case of Definitive Registered Notes, deliver, or cause to be delivered, to the relevant Registrar for cancellation all Definitive Registered Notes accepted for purchase by the Issuers.

The Paying Agent will promptly mail (or otherwise deliver in accordance with applicable Euroclear, Clearstream or DTC procedures, as applicable) to each holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder of Notes a new Note equal in principal amount to the unpurchased portion of the Notes surrendered, if any; provided, however, that each such new Dollar Note will be in a principal amount that is at least $100,000 and integral multiples of $1,000 in excess thereof and each such new Euro Note will be in a principal amount that is at least €50,000 and integral multiples of €1,000 in excess thereof.

Notes repurchased by the Issuers or an Affiliate pursuant to a Change of Control Offer will have the status of Notes issued but not outstanding or will be retired and canceled at the option of the Issuers. Notes purchased by an unaffiliated third party pursuant to the procedure described above will have the status of Notes issued and outstanding.

The Issuers will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

This Change of Control repurchase provision is a result of negotiations between RGHL, the Issuers and the Initial Purchasers. None of RGHL, BP I, BP II and the Issuers has any present intention to engage in a transaction involving a Change of Control, although it is possible that they could decide to do so in the future. Subject to the limitations discussed below, RGHL, BP I, BP II or any of the Restricted Subsidiaries, including the Issuers, could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the capital structure or credit rating of RGHL or its Restricted Subsidiaries, including the Issuers.

The occurrence of events that would constitute a Change of Control would require repayment of all amounts outstanding under the Senior Secured Credit Facilities and would trigger the requirement that we offer to purchase the May 2010 Notes, the October 2010 Notes, the February 2011 Notes, the August 2011 Notes, the February 2012 Notes, the Senior Notes and the Senior Subordinated Notes at 101% of the principal amount thereof. Agreements and instruments with respect to future indebtedness that RGHL or any of its Subsidiaries may incur may contain prohibitions on certain events that would constitute a Change of Control or require such indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Issuers to repurchase the Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Issuers. Finally, the Issuers’ ability to pay cash to the holders upon a repurchase may be limited by the Issuers’ then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. Neither RGHL nor any of its Restricted Subsidiaries are required to advance us funds to make any Change of Control Payment. See “Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — We may be unable to raise the funds necessary to finance the change of control repurchase offers required by the indentures governing the notes and similar requirements in the agreements governing our other indebtedness.”

The provisions under the Indenture relating to the Issuers’ obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of outstanding Notes.

Certain Covenants

Set forth below are summaries of certain covenants that are contained in the Indenture.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.  The Indenture provides that:

(1) each of BP I and BP II will not, and will not permit any Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock; and

(2) each of BP I and BP II will not permit any Restricted Subsidiaries (other than a Note Guarantor) to issue any shares of Preferred Stock;

provided, however, that BP I and BP II may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Restricted Subsidiary may Incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock or issue shares of Preferred Stock, in each case if the Fixed Charge Coverage Ratio of BP I and BP II on a combined basis for the most recently ended four full fiscal quarters for which combined internal financial statements of BP I and BP II are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period; provided, that the amount of Indebtedness that may be Incurred and Disqualified Stock or Preferred Stock that may be issued pursuant to the foregoing by Restricted Subsidiaries that are not the Issuers or Note Guarantors shall not exceed €10.0 million at any one time outstanding.

The foregoing limitations will not apply to (collectively, “Permitted Debt”):

(a) the Incurrence by BP I, BP II or any Restricted Subsidiaries of Indebtedness under (i) the Credit Agreement and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) in an aggregate principal amount not to exceed (A) $1,035.0 million of term loan facilities, plus (B) €250.0 million of term loan facilities, plus (C) $120.0 million of revolving credit facilities and ancillary facilities that relate to revolving credit facilities, plus (D) €80.0 million of revolving credit facilities and ancillary facilities that relate to revolving credit facilities and (ii) Local Facility Agreements in an aggregate principal amount not to exceed €40.0 million;

(b) the Incurrence by the Issuers and the Note Guarantors of Indebtedness represented by the Notes (not including any Additional Notes) and the Note Guarantees;

(c) Indebtedness existing on the Issue Date (other than Indebtedness described in clauses (a) and (b));

(d) Indebtedness (including Capitalized Lease Obligations) Incurred by BP I, BP II or any Restricted Subsidiaries, Disqualified Stock issued by BP I, BP II or any Restricted Subsidiaries and Preferred Stock issued by any Restricted Subsidiaries to finance (whether prior to or within 270 days after) the purchase, lease, construction or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) and Indebtedness, Disqualified Stock or Preferred Stock of a Restricted Subsidiary that serves to refund, refinance or defease any of the foregoing; provided that the aggregate amount of all Indebtedness outstanding pursuant to this clause (d) shall not at any time exceed the greater of €50.0 million and 2.0% of Total Assets;

(e) Indebtedness Incurred by BP I, BP II or any Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit and bank guarantees issued in the ordinary course of business, including without limitation letters of credit in respect of workers’ compensation claims, health, disability or other benefits to employees or former employees or their families or property, casualty or liability insurance or self-insurance, and letters of credit in connection with the maintenance of, or pursuant to the requirements of, environmental or other permits or licenses from governmental authorities, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims;

(f) Indebtedness arising from agreements of BP I, BP II or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred in connection with the Transactions or any other acquisition or disposition of any business, assets or a Subsidiary of BP I or BP II in accordance with the terms of the Indenture, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(g) Indebtedness of BP I or BP II to a Restricted Subsidiary; provided, that, except in respect of intercompany current liabilities incurred in the ordinary course of business in connection with the cash management operations of BP I, BP II and the Restricted Subsidiaries, any such Indebtedness owed to a Restricted Subsidiary that is not one of the Issuers or a Note Guarantor shall within 90 days of the Issue Date, to the extent legally permitted, be subordinated in right of payment to the obligations of the Issuers under the Notes or the obligations of BP I under its Note Guarantee, as applicable; provided further, however, that any subsequent issuance or transfer of any Capital Stock or any other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to BP I, BP II or a Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien) shall be deemed, in each case, to be an Incurrence of such Indebtedness not permitted by this clause (g);

(h) shares of Preferred Stock of a Restricted Subsidiary issued to BP I, BP II or a Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary that holds such shares of Preferred Stock of another Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to BP I, BP II or a Restricted Subsidiary) shall be deemed, in each case, to be an issuance of shares of Preferred Stock not permitted by this clause (h);

(i) Indebtedness of a Restricted Subsidiary to BP I, BP II or another Restricted Subsidiary; provided that except in respect of intercompany current liabilities incurred in the ordinary course of business in connection with the cash management operations of BP I, BP II and the Restricted Subsidiaries, if a Note Guarantor Incurs such Indebtedness to a Restricted Subsidiary that is not one of the Issuers or a Note

Guarantor, such Indebtedness shall within 90 days of the Issue Date, to the extent legally permitted, be subordinated in right of payment to the Note Guarantee of such Note Guarantor; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event that results in any Restricted Subsidiary holding such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to BP I, BP II or another Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien) shall be deemed, in each case, to be an Incurrence of such Indebtedness not permitted by this clause (i);

(j) Hedging Obligations that are Incurred not for speculative purposes but (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the Indenture to be outstanding; (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges; or (3) for the purpose of fixing or hedging commodity price risk with respect to any commodity purchases or sales;

(k) obligations in respect of performance, bid, appeal and surety bonds and completion guarantees provided by BP I, BP II or any Restricted Subsidiary in the ordinary course of business or consistent with past practice;

(l) (i) any guarantee by BP I, BP II or a Restricted Subsidiary of Indebtedness or other obligations of BP I, BP II or any Restricted Subsidiaries so long as the Incurrence of such Indebtedness Incurred by BP I, BP II or such Restricted Subsidiary was not in violation of the terms of the Indenture or (ii) Indebtedness of BP I, BP II or any Restricted Subsidiary arising by reason of any Lien permitted to be granted or to subsist pursuant to “— Certain Covenants — Limitation on Liens” and so long as the Indebtedness secured by such Lien was not incurred in violation of the Indenture;

(m) the Incurrence by BP I, BP II or a Restricted Subsidiary of Indebtedness or Disqualified Stock or Preferred Stock of a Restricted Subsidiary, in either case, that serves to refund, refinance or defease any Indebtedness Incurred or Disqualified Stock or Preferred Stock issued as permitted under the first paragraph of this covenant or clauses (b), (c), (m) and (n) of this paragraph or any Indebtedness, Disqualified Stock or Preferred Stock Incurred to so refund or refinance such Indebtedness, Disqualified Stock or Preferred Stock, including any additional Indebtedness, Disqualified Stock or Preferred Stock Incurred to pay premiums (including tender premium), defeasance costs and fees in connection therewith (subject to the following proviso, “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness will be Refinancing Indebtedness if and to the extent it:

(1) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred that is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded, refinanced or defeased and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Indebtedness, Disqualified Stock and Preferred Stock being refunded or refinanced that were due on or after the date one year following the last maturity date of any Notes then outstanding were instead due on such date one year following the last date of maturity of the Notes (provided that any Refinancing Indebtedness Incurred in reliance on this subclause (1)(y) does not provide for any scheduled principal payments prior to the maturity date of the Notes in excess of, or prior to, the scheduled principal payments due prior to such maturity for the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced or defeased);

(2) has a Stated Maturity that is not earlier than the earlier of (x) the Stated Maturity of the Indebtedness being refunded, refinanced or defeased or (y) 91 days following the maturity date of the Notes;

(3) refinances (a) Indebtedness junior to the Notes or any Note Guarantee, such Refinancing Indebtedness is junior to the Notes or the Note Guarantee of such Note Guarantor, as applicable, or (b) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness is Disqualified Stock or Preferred Stock; and

(4) does not include (x) Indebtedness of BP I, BP II or a Restricted Subsidiary that is not one of the Issuers or a Note Guarantor that refinances, refunds or defeases Indebtedness of BP I, BP II, any Issuer or any Note Guarantor, or (y) Indebtedness of BP I, BP II or a Restricted Subsidiary that refinances, refunds or defeases Indebtedness of an Unrestricted Subsidiary;

(n) Indebtedness, Disqualified Stock or Preferred Stock of (x) BP I, BP II or a Restricted Subsidiary Incurred to finance an acquisition, merger, consolidation or amalgamation or (y) Persons that constitutes Acquired Indebtedness; provided, however, that after giving effect to such acquisition or merger, consolidation or amalgamation, BP I or BP II would be permitted to Incur at least €1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant or the Fixed Charge Coverage Ratio of BP I and BP II on a combined basis would be greater than immediately prior to such acquisition or merger, consolidation or amalgamation;

(o) Indebtedness Incurred by a Receivables Subsidiary in a Qualified Receivables Financing that is not with recourse to BP I, BP II or any Restricted Subsidiary other than a Receivables Subsidiary (except for Standard Securitization Undertakings);

(p) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within five Business Days of its Incurrence;

(q) Indebtedness of BP I, BP II or any Restricted Subsidiary supported by a letter of credit or bank guarantee issued pursuant to the Credit Agreement, in a principal amount not in excess of the stated amount of such letter of credit;

(r) Indebtedness representing deferred compensation or other similar arrangements to employees and directors of BP I, BP II or any Restricted Subsidiary Incurred in the ordinary course of business or in connection with the Transactions (including as a result of the cancellation or vesting of outstanding options and other equity-based awards in connection therewith), an acquisition or any other Permitted Investment;

(s) Indebtedness of BP I, BP II or any Restricted Subsidiary consisting of (1) the financing of insurance premiums or (2) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(t) Indebtedness Incurred on behalf of, or representing Guarantees of Indebtedness of, joint ventures of BP I, BP II or any Restricted Subsidiary not in excess, at any one time outstanding, of the greater of €15.0 million and 0.5% of Total Assets at the time of Incurrence;

(u) Indebtedness or Disqualified Stock of BP I, BP II or any Restricted Subsidiary and Preferred Stock of BP I, BP II or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount or liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and Incurred pursuant to this clause (u), does not exceed the greater of €100.0 million and 4.25% of Total Assets at the time of Incurrence (subject to the third paragraph of this covenant, it being understood that any Indebtedness Incurred under this clause (u) shall cease to be deemed Incurred or outstanding for purposes of this clause (u) but shall be deemed Incurred for purposes of the first paragraph of this covenant from and after the first date on which BP I, BP II or the Restricted Subsidiary, as the case may be, could have Incurred such Indebtedness under the first paragraph of this covenant without reliance upon this clause (u));

(v) Indebtedness or Disqualified Stock of BP I, BP II or any Restricted Subsidiary and Preferred Stock of BP I, BP II or any Restricted Subsidiary not otherwise permitted hereunder and Refinancing Indebtedness thereof in an aggregate principal amount or liquidation preference not exceeding at any one time outstanding 200.0% of the net cash proceeds received by BP I, BP II and the Restricted Subsidiaries since immediately after the Issue Date from the issue or sale of Equity Interests or Subordinated Shareholder Funding of BP I, BP II or any direct or indirect parent entity of BP I or BP II (which proceeds are contributed to BP I, BP II or a Restricted Subsidiary) or cash contributed to the capital of BP I or BP II (in each case other than proceeds of Disqualified Stock or sales of Equity Interests to, or contributions received from, BP I, BP II or any of their respective Subsidiaries and other than in connection with the Transactions) as determined in accordance with clauses (2) and (3) of the definition of “Cumulative Credit” to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other Investments, payments or exchanges pursuant to the second paragraph of “— Certain Covenants — Limitation on Restricted Payments” or to make Permitted Investments (other than Permitted Investments specified in clauses (1) and (3) of the definition thereof);

(w) Indebtedness arising as a result of implementing composite accounting or other cash pooling arrangements involving solely BP I, BP II and the Restricted Subsidiaries or solely among Restricted Subsidiaries and entered into in the ordinary course of business and netting, overdraft protection and other arrangements among BP I, BP II, any Restricted Subsidiary and a bank arising under standard business terms of such bank at which BP I, BP II or any Restricted Subsidiary maintains an overdraft, cash pooling or other similar arrangement;

(x) Indebtedness consisting of Indebtedness issued by BP I, BP II or a Restricted Subsidiary to current or former officers, directors and employees thereof or any direct or indirect parent thereof, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of BP I, BP II or any of their direct or indirect parent companies to the extent described in clause (4) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Restricted Payments;”

(y) Indebtedness of BP I or any of its Restricted Subsidiaries consisting of obligations (including guarantees thereof) to repurchase equipment sold to customers or third party leasing companies pursuant to the terms of sale of such equipment in the ordinary course of business;

(z) without limiting clause (a) of this paragraph, Indebtedness under local overdraft and other local working capital facilities in an aggregate principal amount not to exceed €85.0 million; and

(aa) Indebtedness in the form of deferred payment obligations under any arrangement permitted by clause (12) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Restricted Payments.”

To the extent any Indebtedness is Incurred pursuant to the first paragraph of this covenant or as Permitted Debt and the use of proceeds of such Indebtedness is to refund, refinance, replace or defease the Senior Notes or the Senior Subordinated Notes, then with respect to such Indebtedness so Incurred, (1) the Weighted Average Life to Maturity at the time such Indebtedness is Incurred shall not be less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Senior Notes or Senior Subordinated Notes, as applicable, being refunded, refinanced or defeased and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Senior Notes or Senior Subordinated Notes, as applicable, being refunded or refinanced that were due on or after the date one year following the last maturity date of any Notes then outstanding were instead due on such date one year following the last date of maturity of the Notes (provided that any Indebtedness Incurred in reliance on this subclause (1)(y) does not provide for any scheduled principal payments prior to the maturity date of the Notes in excess of, or prior to, the scheduled principal payments due prior to such maturity for the Senior Notes or Senior Subordinated Notes, as applicable, being refunded, refinanced, replaced or defeased); (2) the Stated Maturity shall not be earlier than the earlier of (x) the Stated Maturity of the Indebtedness being refunded, refinanced, replaced or defeased or (y) 91 days following the maturity date of the Notes; (3) that refinances (x) the Senior Notes, such Indebtedness Incurred by the Issuers or any Note Guarantor is junior to the Note Guarantee of such Note Guarantor and (y) the Senior Subordinated Notes, such Indebtedness is junior to the Notes or the Note Guarantee of the Issuers or Note Guarantor, as applicable.

For purposes of determining compliance with this covenant:

(1) in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (a) through (aa) above or is entitled to be Incurred pursuant to the first paragraph of this covenant, the Issuers shall, in their sole discretion, classify or reclassify, or later divide, classify or reclassify, such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) in any manner that complies with this covenant; provided, however, that (x) Indebtedness under the Credit Agreement outstanding on the Issue Date shall be deemed to have been Incurred pursuant to clause (a)(i) of Permitted Debt and the Issuers shall not be permitted to reclassify all or any portion of such Indebtedness under the Credit Agreement outstanding on the Issue Date and (y) the Issuers shall not be permitted to reclassify all or any portion of any Secured Indebtedness Incurred as Permitted Debt unless at the time of such reclassification the Issuers could secure such Secured Indebtedness pursuant to clause (6) of the definition of “Permitted Liens”; and

(2) the Issuers will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above, and in that connection shall be entitled to treat a portion of such Indebtedness as having been Incurred under the first paragraph above and thereafter the remainder of such Indebtedness having been Incurred under the second paragraph above.

Accrual of interest, the accretion of accreted value, the payment of interest or dividends in the form of additional Indebtedness, Disqualified Stock or Preferred Stock, as applicable, accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies will not be deemed to be an Incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant. Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness that is otherwise included in the determination of a particular amount of Indebtedness shall not be included in the determination of such amount of Indebtedness; provided that the Incurrence of the Indebtedness represented by such guarantee or letter of credit, as the case may be, was in compliance with this covenant.

For purposes of determining compliance with this covenant, the Euro Equivalent of the principal amount of Indebtedness denominated in another currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first drawn, in the case of Indebtedness Incurred under a revolving credit facility; provided that (a) if such Indebtedness is Incurred to refinance other Indebtedness denominated in a currency other than euro, and such refinancing would cause the applicable euro-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such euro-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced; (b) the Euro Equivalent of the principal amount of any such Indebtedness outstanding on the Issue Date shall be calculated based on the relevant currency exchange rate in effect on the Issue Date; and (c) if any such Indebtedness is subject to a Currency Agreement with respect to the currency in which such Indebtedness is denominated covering principal, premium, if any, and interest on such Indebtedness, the amount of such Indebtedness and such interest and premium, if any, shall be determined after giving effect to all payments in respect thereof under such Currency Agreements.

Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that BP I, BP II and the Restricted Subsidiaries may Incur pursuant to this covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

For all purposes of the Indenture, (1) unsecured Indebtedness will not be treated as subordinated or junior to Secured Indebtedness merely because it is unsecured, (2) Senior Indebtedness will not be treated as subordinated or junior to any other Senior Indebtedness merely because it has junior priority with respect to the same collateral, (3) Indebtedness of such Person which is not guaranteed will not be treated as subordinated or junior to Indebtedness that is guaranteed merely because of such guarantee and (4) Indebtedness under First Lien Obligations will not be deemed to be subordinated because of the application of waterfall or other payment-ordering or collateral-sharing provisions affecting such First Lien Obligations.

Limitation on Restricted Payments.  The Indenture provides that BP I and BP II will not, and will not permit any Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any distribution on account of BP I’s, BP II’s or any Restricted Subsidiaries’ Equity Interests or pay any amounts in respect of Subordinated Shareholder Funding, including any payment made in connection with any merger, amalgamation or consolidation involving BP I or BP II (other than (A) dividends or distributions by BP I or BP II payable solely in Equity Interests (other than Disqualified Stock) of BP I or BP II or in Subordinated Shareholder Funding of BP I or BP II; (B) dividends or distributions payable to BP I, BP II or a Restricted Subsidiary or (C) in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Restricted Subsidiary, such dividends or distributions paid to minority shareholders, provided that BP I, BP II or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities (except to the extent non pro rata payments of such dividends or distributions are required by law or under the terms of any agreement in effect on the Issue Date));

(2) purchase or otherwise acquire or retire for value any Equity Interests of BP I, BP II or any direct or indirect parent of BP I or BP II, in each case held by Persons other than BP I, BP II or a Restricted Subsidiary;

(3) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment or scheduled maturity, any Subordinated Shareholder Funding, any Subordinated Indebtedness of BP I, BP II or any Note Guarantor, the Senior Notes or Senior Subordinated Notes (other than the payment, redemption, repurchase, defeasance, acquisition or retirement of (A) Subordinated Indebtedness (other than the Senior Notes or Senior Subordinated Notes) in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement and (B) any Subordinated Indebtedness between any of BP I, BP II and any Restricted Subsidiary or between any of the Restricted Subsidiaries); or

(4) make any Restricted Investment,

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(a) no Default shall have occurred and be continuing or would occur as a consequence thereof;

(b) immediately after giving effect to such transaction on a pro forma basis, BP I or BP II could Incur €1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by BP I, BP II and the Restricted Subsidiaries after the Issue Date (and not returned or rescinded) (including Restricted Payments permitted by clauses (1), (4) (only to the extent of one-half of the amounts paid pursuant to such clause), (6) and (8) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the amount equal to the Cumulative Credit; and

(d) if such Restricted Payment is for the redemption, repurchase, retirement or other acquisition of any Senior Notes or Senior Subordinated Notes funded or otherwise made with, directly or indirectly, the proceeds of, or in exchange for, any Indebtedness, Disqualified Stock or Preferred Stock Incurred or issued pursuant to the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” the Senior Secured First Lien Leverage Ratio of BP I and BP II on a combined consolidated basis after giving effect to such Restricted Payment and any Indebtedness Incurred in connection therewith would be no greater than 2.50 to 1.00.

“Cumulative Credit” means the sum of (without duplication):

(1) 50% of the Consolidated Net Profit of BP I and BP II for the period (taken as one accounting period, the “Reference Period”) from the beginning of the fiscal quarter during which the Issue Date occurred to the end of the most recently ended fiscal quarter for which combined internal financial statements of the BP I and BP II are available at the time of such Restricted Payment (or, in the case such Consolidated Net Profit for such period is a deficit, minus 100% of such deficit); plus

(2) 100% of the aggregate net proceeds, including cash and the Fair Market Value of property other than cash received by BP I or BP II after the Issue Date (other than net proceeds to the extent such net proceeds have been used to Incur Indebtedness, Disqualified Stock, or Preferred Stock pursuant to clause (v) of the second paragraph of the covenant described under “ — Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) from the issue or sale of Equity Interests of BP I or BP II or Subordinated Shareholder Funding to BP I or BP II (excluding Refunding Capital Stock (as defined below), Designated Preferred Stock, Excluded Contributions, and Disqualified Stock and other than in connection with the Transactions), including Equity Interests issued upon exercise of warrants or options (other than an issuance or sale to a Restricted Subsidiary); plus

(3) 100% of the aggregate amount of contributions to the capital of BP I or BP II received in cash and the Fair Market Value of property other than cash received after the Issue Date (other than Excluded Contributions, Refunding Capital Stock, Designated Preferred Stock, and Disqualified Stock and other than contributions (x) to the extent such contributions have been used to Incur Indebtedness, Disqualified Stock, or Preferred Stock pursuant to clause (v) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” or (y) made in connection with the Transactions); plus

(4) the principal amount of any Indebtedness, or the liquidation preference or maximum fixed repurchase price, as the case may be, of any Disqualified Stock of BP I, BP II or any Restricted Subsidiary thereof issued after the Issue Date (other than Indebtedness or Disqualified Stock issued to a Restricted Subsidiary) which has been converted into or exchanged for Equity Interests in or Subordinated Shareholder Funding of BP I or BP II (other than Disqualified Stock) or any direct or indirect parent of BP I or BP II (provided in the case of any parent, such Indebtedness or Disqualified Stock is retired or extinguished); plus

(5) 100% of the aggregate amount received after the Issue Date by BP I, BP II or any Restricted Subsidiary in cash and the Fair Market Value of property other than cash received by BP I, BP II or any Restricted Subsidiary:

(A) from the sale or other disposition (other than to BP I, BP II or a Restricted Subsidiary and other than in connection with the Transactions) of Restricted Investments made after the Reference Date by BP I, BP II or the Restricted Subsidiaries and from repurchases and redemptions after the Issue Date of such Restricted Investments from BP I, BP II or the Restricted Subsidiaries by any Person (other than BP I, BP II or any Restricted Subsidiaries) and from repayments of loans or advances and releases of guarantees, which constituted Restricted Investments made after the Issue Date (other than in each case to the extent that the Restricted Investment was made pursuant to clause (7) or (10) of the succeeding paragraph),

(B) from the sale (other than to BP I, BP II or a Restricted Subsidiary) of the Capital Stock of an Unrestricted Subsidiary, or

(C) from a distribution or dividend from an Unrestricted Subsidiary; plus

(6) in the event any Unrestricted Subsidiary of BP I or BP II has been redesignated as a Restricted Subsidiary after the Issue Date or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, BP I, BP II or a Restricted Subsidiary after the Issue Date, the Fair Market Value (and, if such Fair Market Value exceeds €20.0 million, such Fair Market Value shall be set forth in a written resolution of a majority of the Board of Directors of BP I) of the Investment of BP I or BP II in such Unrestricted Subsidiary at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable), after taking into account any Indebtedness associated with the Unrestricted Subsidiary so designated or combined or any Indebtedness associated with the assets so transferred or conveyed (other than in each case to the extent that the designation of such Subsidiary as an Unrestricted Subsidiary was made pursuant to clause (7) or (10) of the next succeeding paragraph or constituted a Permitted Investment).

The foregoing provisions will not prohibit:

(1) the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

(2) (a) the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Retired Capital Stock”) or Subordinated Indebtedness or Subordinated Shareholder Funding of BP I, BP II, any direct or indirect parent of BP I, BP II or any Restricted Subsidiary in exchange for, or out of the proceeds of, the substantially concurrent sale of, Equity Interests or Subordinated Shareholder Funding of BP I, BP II or any direct or indirect parent of BP I or BP II or contributions to the equity capital of BP I or BP II (other than any Disqualified Stock or any Equity Interests sold to a Subsidiary of BP I or BP II) (collectively, including any such contributions, “Refunding Capital Stock”), and

(b) the declaration and payment of dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of BP I or BP II) of Refunding Capital Stock;

(3) the redemption, repurchase, defeasance or other acquisition or retirement of Subordinated Indebtedness of BP I, BP II or any Note Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of BP I, BP II or a Note Guarantor which is Incurred in accordance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as:

(a) the principal amount (or accreted value, if applicable) of such new Indebtedness does not exceed the principal amount (or accreted value, if applicable), plus any accrued and unpaid interest, of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired for value (plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired, any tender premiums, and any defeasance costs, fees and expenses Incurred in connection therewith);

(b) such Indebtedness is subordinated to the Notes or the related Note Guarantee, as the case may be, at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, defeased, acquired or retired for value;

(c) such Indebtedness has a final scheduled maturity date equal to or later than the earlier of (x) the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired or (y) 91 days following the maturity date of the Notes; and

(d) such Indebtedness has a Weighted Average Life to Maturity at the time Incurred that is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Subordinated Indebtedness being redeemed, repurchased, defeased, acquired or retired that were due on or after the date one year following the last maturity date of any Notes then outstanding were instead due on such date one year following the last date of maturity of the Notes (provided that in the case of this subclause (d)(y), such Indebtedness does not provide for any scheduled principal payments prior to the maturity date of the Notes in excess of, or prior to, the scheduled principal payments due prior to such maturity for the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced or defeased);

(4) a Restricted Payment to pay for the purchase, repurchase, retirement, defeasance, redemption or other acquisition for value of Equity Interests of BP I, BP II or any direct or indirect parent of BP I or BP II held by any future, present or former employee, director or consultant of BP I, BP II or any direct or indirect parent of BP I or BP II or any Subsidiary of BP I or BP II pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement; provided, however, that the aggregate Restricted Payments made under this clause (4) do not exceed €2.5 million in any calendar year (with unused amounts in any calendar year being permitted to be carried over for the two succeeding calendar years subject to a maximum payment (without giving effect to the following proviso) of €5.0 million in any calendar year); provided, further, however, that such amount in any calendar year may be increased by an amount not to exceed:

(a) the cash proceeds received by BP I, BP II or any Restricted Subsidiaries from the sale of Equity Interests (other than Disqualified Stock) of BP I, BP II or any direct or indirect parent of BP I or BP II (to the extent contributed to BP I or BP II) to members of management, directors or consultants of BP I, BP II and the Restricted Subsidiaries or any direct or indirect parent of BP I or BP II that occurs after the Reference Date (provided that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under clause (2) of the first paragraph under “— Certain Covenants — Limitation on Restricted Payments”); plus

(b) the cash proceeds of key man life insurance policies received by BP I, BP II or any direct or indirect parent of BP I or BP II (to the extent contributed to BP I or BP II) or the Restricted Subsidiaries after the Reference Date;

provided that the Issuers may elect to apply all or any portion of the aggregate increase contemplated by clauses (a) and (b) above in any calendar year;

(5) the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of BP I, BP II or any Restricted Subsidiaries issued or Incurred in accordance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(6) (a) the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Reference Date, (b) a Restricted Payment to any direct or indirect parent of BP I or BP II, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of any direct or indirect parent of BP I or BP II issued after the Reference Date and (c) the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph; provided, however, that, (x) for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is Preferred Stock, after giving effect to such issuance (and the payment of dividends or distributions) on a pro forma basis, BP I and BP II would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00 on a combined basis and (y) the aggregate amount of dividends declared and paid pursuant to (a) and (b) of this clause (6) does not exceed the net cash proceeds actually received by BP I and BP II from any such sale or issuance of Designated Preferred Stock (other than Disqualified Stock) issued after the Reference Date or contributed by Subordinated Shareholder Funding to BP I or BP II after the Reference Date;

(7) Investments in Unrestricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (7) that are at that time outstanding, not to exceed the greater of €25.0 million and 1.0% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(8) the payment of dividends on BP I’s or BP II’s ordinary shares (or a Restricted Payment to any direct or indirect parent of BP I or BP II to fund the payment by such direct or indirect parent of BP I or BP II of dividends on such entity’s ordinary shares) of up to 6% per annum of the net proceeds received by BP I or BP II from any public offering of ordinary shares of BP I or BP II or any of their direct or indirect parents;

(9) Restricted Payments that are made with Excluded Contributions;

(10) other Restricted Payments in an aggregate amount not to exceed €50.0 million at the time made;

(11) the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to BP I, BP II or a Restricted Subsidiary by, Unrestricted Subsidiaries;

(12) Restricted Payments (a) to any direct or indirect parent of BP I or BP II in amounts required for such parent to pay national, state or local income taxes (as the case may be) imposed directly on such parent to the extent such income taxes are attributable to the income of BP I, BP II and the Restricted Subsidiaries (including, without limitation, by virtue of such parent being the common parent of a consolidated or combined tax group of which BP I, BP II or the Restricted Subsidiaries are members) or (b) to RGHL or any of its Affiliates relating to the transfer or surrender, in each case on arm’s length terms, of any tax losses or other tax assets that can be used by BP I, BP II or a Restricted Subsidiary;

(13) the payment of dividends, other distributions or other amounts or the making of loans or advances or any other Restricted Payment, if applicable:

(a) in amounts required for any direct or indirect parent of BP I or BP II, if applicable, to pay fees and expenses (including franchise or similar taxes) required to maintain its corporate existence, customary salary, bonus and other benefits payable to, and indemnities provided on behalf of, officers, directors and employees of any direct or indirect parent of BP I or BP II, if applicable, and general corporate operating and overhead expenses (including without limitation compliance and reporting expenses) of any direct or indirect parent of BP I or BP II, if applicable, in each case to the extent such fees and expenses are attributable to the ownership or operation of BP I or BP II, if applicable, and their respective Subsidiaries; provided, that for so long as such direct or indirect parent owns no material assets other than Equity Interests in BP I or BP II or any direct or indirect parent of BP I or BP II, such fees and expenses shall be deemed for purposes of this clause 13(a) to be attributable to such ownership or operation;

(b) in amounts required for any direct or indirect parent of BP I or BP II, if applicable, to pay interest and principal on Indebtedness the proceeds of which have been contributed to BP I, BP II or any Restricted Subsidiaries and that has been guaranteed by, or is otherwise considered Indebtedness of, BP I or BP II Incurred in accordance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” and

(c) in amounts required for any direct or indirect parent of BP I or BP II to pay fees and expenses, other than to Affiliates of BP I or BP II, related to any unsuccessful equity or debt offering of such parent.

(14) Restricted Payments used to fund the Transactions, the Post-Closing Reorganization and the payment of fees and expenses incurred in connection with the Transactions and the Post-Closing Reorganization (including as a result of the cancellation or vesting of outstanding options and other equity-based awards in connection therewith) as described in the Offering Circular (including payments made pursuant to the Acquisition Documents or the Reynolds Acquisition Documents, whether payable on the Issue Date or thereafter) or owed by BP I or BP II or any direct or indirect parent of BP I or BP II, as the case may be, or any Restricted Subsidiary to Affiliates for services rendered or goods sold, in each case to the extent permitted by the covenant described under “— Transactions with Affiliates;”

(15) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(16) purchases of receivables pursuant to a Receivables Repurchase Obligation in connection with a Qualified Receivables Financing and the payment or distribution of Receivables Fees;

(17) payments of cash, or dividends, distributions, advances or other Restricted Payments by BP I, BP II or any Restricted Subsidiary to allow the payment of cash in lieu of the issuance of fractional shares upon the exercise of options or warrants or upon the conversion or exchange of Capital Stock of any such Person;

(18) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness constituting Acquired Indebtedness or any other Subordinated Indebtedness pursuant to the provisions similar to those described under the captions “— Change of Control” and “— Certain Covenants — Asset Sales,” provided that all Notes tendered by holders of the Notes in connection with a Change of Control or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value in accordance with the terms of the Indenture;

(19) payments or distributions to dissenting stockholders pursuant to applicable law or in connection with a consolidation, amalgamation, merger or transfer of all or Substantially All of the assets of BP I, BP II and the Restricted Subsidiaries, taken as a whole, that complies with the covenant described under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets;” provided that as a result of such consolidation, amalgamation, merger or transfer of assets, the Issuers shall have made a Change of Control Offer (if required by the Indenture) and that all Notes tendered by holders in connection with such Change of Control Offer have been repurchased, redeemed or acquired for value; and

(20) Restricted Payments in an amount not to exceed an aggregate of €25.0 million made with the proceeds of the sale of Non-Strategic Land in accordance with the covenant described under “— Certain Covenants — Asset Sales;” and

(21) Restricted Payments in an aggregate amount not to exceed €100.0 million for the redemption, repurchase, retirement or other acquisition of any Senior Notes or Senior Subordinated Notes;

provided, however, that at the time of, and after giving effect to, (A) any Restricted Payment permitted under clauses (10), (11), (20) and (21), no Default shall have occurred and be continuing or would occur as a consequence thereof and (B) any Restricted Payment (other than pursuant to clause (21)) for the redemption, repurchase, retirement or other acquisition of any Senior Notes or Senior Subordinated Notes funded or otherwise made with, directly or indirectly, the proceeds of, or in exchange for, any Indebtedness, Disqualified Stock or Preferred Stock Incurred or issued pursuant to the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” the Senior Secured First Lien Leverage Ratio of BP I and BP II on a combined consolidated basis after giving effect to such Restricted Payment and any Indebtedness Incurred in connection therewith would be no greater than 2.50 to 1.00.

BP II does not have any Subsidiaries and all of BP I’s Subsidiaries, including the Issuers, are Restricted Subsidiaries. BP I and BP II will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by BP I, BP II and the Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation will only be permitted if a Restricted Payment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Dividend and Other Payment Restrictions Affecting Subsidiaries.  The Indenture provides that BP I and BP II will not, and will not permit any Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a) (i) pay dividends or make any other distributions to BP I, BP II or any Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits; or (ii) pay any Indebtedness owed to BP I, BP II or any Restricted Subsidiaries;

(b) make loans or advances to BP I, BP II or any Restricted Subsidiaries; or

(c) sell, lease or transfer any of its properties or assets to BP I, BP II or any Restricted Subsidiaries;

except in each case for such encumbrances or restrictions existing under or by reason of:

(1) contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Senior Secured Credit Facilities, Local Facilities, local overdraft and other local working capital facilities, the Senior Notes Indenture, the Senior Subordinated Notes Indenture, the Existing Intercreditor Agreement and the Existing Notes Security Documents;

(2) the Indenture, the Notes (and guarantees thereof), the Security Documents, the First Lien Intercreditor Agreement, any Currency Agreement, any agreement or instrument creating a Hedging Obligation and any Additional Intercreditor Agreements;

(3) applicable law or any applicable rule, regulation or order;

(4) any agreement or other instrument of a Person acquired by BP I, BP II or any Restricted Subsidiary which was in existence at the time of such acquisition (but not created in contemplation thereof or to provide all or any portion of the funds or credit support utilized to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired;

(5) contracts or agreements for the sale of assets, including any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(6) any Restricted Investment not prohibited by the covenant described under “— Certain Covenants — Limitation on Restricted Payments” and any Permitted Investment;

(7) restrictions on cash or other deposits or net worth imposed by regulatory authorities (including with respect to tax obligations and value-added taxes), in connection with deductions made for tax, pension, national insurance and other similar purposes or for the benefit of customers under contracts entered into in the ordinary course of business;

(8) customary provisions in joint venture agreements, similar agreements relating solely to such joint venture and other similar agreements entered into in the ordinary course of business;

(9) Capitalized Lease Obligations and purchase money obligations for property acquired in the ordinary course of business;

(10) customary provisions contained in leases (other than financing or similar leases), licenses and other similar agreements entered into in the ordinary course of business;

(11) any encumbrance or restriction of a Receivables Subsidiary effected in connection with a Qualified Receivables Financing; provided, however, that such restrictions apply only to such Receivables Subsidiary;

(12) any encumbrance or restriction arising pursuant to an agreement or instrument relating to any Indebtedness permitted to be Incurred subsequent to the Issue Date by the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” (i) if the encumbrances and restrictions contained in any such agreement or instrument taken as a whole are not materially less favorable to the holders of the Notes than the encumbrances and restrictions contained in the Senior Secured Credit Facilities as of the Issue Date (as determined in good faith by the Issuers) or (ii) if such encumbrance or restriction is not materially more disadvantageous to the holders of the Notes than is customary in comparable financings (as determined in good faith by the Issuers) and either (x) the Issuers determine that such encumbrance or restriction will not materially affect the Issuers’ ability to make principal or interest payments on the Notes as and when they come due or (y) such encumbrance or restriction applies only if a default occurs in respect of a payment or financial covenant relating to such Indebtedness;

(13) any encumbrances or restrictions of the type referred to in clause (c) above existing by reason of any Lien permitted under the covenant described under “— Certain Covenants — Liens;”

(14) any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (13) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Issuers, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; and

(15) restrictions on cash or other deposits or net worth imposed by customers under agreements entered into in the ordinary course of business.

For purposes of determining compliance with this covenant, (1) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on ordinary shares shall not be deemed a restriction on the ability to make distributions on Capital Stock and (2) the subordination of (or remedy bars in respect of) loans or advances made to BP I, BP II or a Restricted Subsidiary to other Indebtedness Incurred by BP I, BP II or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

Asset Sales.  The Indenture provides that BP I and BP II will not, and will not permit any Restricted Subsidiaries to, cause or make an Asset Sale, unless (x) BP I, BP II or any Restricted Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of, and (y) at least 75% of the consideration therefor received by BP I, BP II or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided that for purposes of clause (y) the amount of:

(a) any liabilities (as shown on BP I’s, BP II’s or such Restricted Subsidiary’s most recent balance sheet or in the notes thereto) of BP I, BP II or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes or any Note Guarantee) that are assumed by the transferee of any such assets,

(b) any notes or other obligations or other securities or assets received by BP I, BP II or such Restricted Subsidiary from such transferee that are converted by BP I, BP II or such Restricted Subsidiary into cash within 180 days of the receipt thereof (to the extent of the cash received), and

(c) any Designated Non-cash Consideration received by BP I, BP II or any Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of €30.0 million and 1.25% of Total Assets at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value), shall be deemed to be Cash Equivalents for the purposes of this provision.

Within 12 months after BP I, BP II or any Restricted Subsidiary’s receipt of the Net Proceeds of any Asset Sale, BP I, BP II or such Restricted Subsidiary may apply the Net Proceeds from such Asset Sale, at its option:

(1) to repay (a) Obligations constituting First Lien Obligations (and, if such Indebtedness repaid is under a revolving credit facility, to correspondingly reduce commitments with respect thereto); provided, however, that if any First Lien Obligations other than the Notes are repaid with the Net Proceeds of any Asset Sale, the Issuers will equally and ratably reduce Obligations under the Notes through open-market purchases (provided that such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders to purchase at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, the pro rata principal amount of Notes or (b) Obligations constituting Indebtedness of a Restricted Subsidiary of BP I that is not an Issuer or a Note Guarantor, in the case of each of clauses (a) and (b), other than Indebtedness owed to RGHL or its Affiliates;

(2) to make an investment in any one or more businesses (provided that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of BP I if it is not already a Restricted Subsidiary of BP I), assets, or property or capital expenditures (including refurbishments), in each case used or useful in a Similar Business; or

(3) to make an investment in any one or more businesses (provided that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of BP I), properties or assets that replace the properties and assets that are the subject of such Asset Sale.

In the case of clauses (2) and (3) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment; provided that in the event such binding commitment is later canceled or terminated for any reason before such Net Proceeds are so applied, BP I, BP II or such Restricted Subsidiary enters into another binding commitment (a “Second Commitment”) within nine months of such cancellation or termination of the prior binding commitment; provided, further that BP I, BP II or such Restricted Subsidiary may only enter into a Second Commitment under the foregoing provision one time with respect to each Asset Sale.

Pending the final application of any such Net Proceeds, BP I, BP II or such Restricted Subsidiary may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in any manner not prohibited by the Indenture. The Holders may not have control of, or a perfected security interest in, Net Proceeds of any Collateral diminishing the value of, and ability to collect with respect to, that Collateral. Any Net Proceeds from any Asset Sale that are not applied as provided and within the time period set forth in the immediately two preceding paragraphs (it being understood that any portion of such Net Proceeds used to make an offer to purchase Notes, as described in clause (1) above, shall be deemed to have been invested whether or not such offer is accepted) will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds €20.0 million, the Issuers shall make an offer to all holders of Notes (and, at the option of the Issuers, to holders of any First Lien Obligations of an Issuer or Note Guarantor or any other Indebtedness of a Restricted Subsidiary of BP I that is not an Obligor) (an “Asset Sale Offer”) to purchase on a pro rata basis the maximum principal amount of Dollar Notes (and such First Lien Obligations and other Indebtedness), that is at least $100,000 and an integral multiple of $1,000 and Euro Notes (and such First Lien Obligations and other Indebtedness), that is at least €50,000 and an integral multiple of €1,000 that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof (or, in the event such First Lien Obligations or other Indebtedness was issued with significant original issue discount, 100% of the accreted value thereof), plus accrued and unpaid interest and additional interest, if any (or, in respect of such First Lien Obligations or other Indebtedness, such lesser price, if any, as may be provided for by the terms of such First Lien Obligations or other Indebtedness), to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. Any purchase of Dollar Notes and Euro Notes pursuant to any Asset

Sale Offer or otherwise pursuant to this covenant will be made on a pro rata basis (subject to applicable Euroclear, Clearstream or DTC procedures, as applicable), based on the relative principal amount of each series of Notes. The Issuers will commence an Asset Sale Offer with respect to Excess Proceeds within ten (10) Business Days after the date that Excess Proceeds exceed €20.0 million by mailing (or otherwise delivering in accordance with applicable Euroclear, Clearstream or DTC procedures, as applicable) the notice required pursuant to the terms of the Indenture, with a copy to the Trustee. To the extent that the aggregate amount of Notes (and such First Lien Obligations or other Indebtedness) tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, BP I, BP II or such Restricted Subsidiary may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Notes (and such First Lien Obligations or other Indebtedness) surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased in the manner described below. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero. An Asset Sale Offer need not be made by the Issuers until the date that is 12 months after the date on which an Asset Sale is made, the proceeds of which, in aggregate with all funds not applied in accordance with this covenant or the subject of an Asset Sale Offer, exceed €20.0 million.

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

If more Notes (and such First Lien Obligations or other Indebtedness) are tendered pursuant to an Asset Sale Offer than the Issuers are required to purchase, selection of such Notes for purchase will be made by the Trustee on a pro rata basis, to the extent practicable and in compliance with the requirements of Euroclear, Clearstream or DTC, as applicable, and any stock exchange on which the Notes are then admitted to trading; provided that no Dollar Notes of $100,000 or less shall be purchased in part and no Euro Notes of €50,000 or less shall be purchased in part. Selection of such First Lien Obligations or other Indebtedness will be made pursuant to the terms of such First Lien Obligations or other Indebtedness.

An Asset Sale Offer insofar as it relates to the Notes, will remain open for a period of not less than 20 Business Days following its commencement (the “Offer Period”). No later than five Business Days after the termination of the applicable Offer Period the Issuers will purchase the principal amount of the Notes (and purchase or repay any relevant First Lien Obligations or other Indebtedness required to be so purchased or repaid as set out above) validly tendered.

To the extent that any portion of the Net Proceeds payable in respect of the Notes is denominated in a currency other than the currency in which the relevant Notes are denominated, the amount payable in respect of such Notes shall not exceed the net amount of funds in the currency in which such Notes are denominated as is actually received by BP I, BP II or such Restricted Subsidiary upon converting the relevant portion of the Net Proceeds into such currency.

Notices of an Asset Sale Offer shall be mailed by first-class mail, postage prepaid (or otherwise delivered in accordance with applicable Euroclear, Clearstream or DTC procedures, as applicable) at least 30 but not more than 60 days before the purchase date to each holder of Notes at such holder’s registered address. If any Note is to be purchased in part only, any notice of purchase that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased.

The provisions under the Indenture relating to the Issuers’ obligation to make an Asset Sale Offer may be waived or modified with the consent of a majority in principal amount of the Notes.

In the event that an Asset Sale occurs at a time when the Issuers are prohibited from purchasing Notes, the Issuers could seek the consent of their lenders to purchase the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuers do not obtain such a consent or repay such borrowings, the Issuers will remain prohibited from purchasing Notes. In such case, the Issuers’ failure to purchase tendered Notes would constitute an Event of Default under the Indenture that is likely, in turn, to constitute a default under the Issuers’ other Indebtedness.

Transactions with Affiliates.  The Indenture provides that BP I and BP II will not, and will not permit any Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuers (each of the foregoing, an “Affiliate Transaction”) involving aggregate consideration in excess of €10.0 million, unless:

(a) such Affiliate Transaction is on terms that are not materially less favorable to BP I, BP II or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by BP I, BP II or such Restricted Subsidiary with an unrelated Person; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of €20.0 million, BP I or BP II delivers to the Trustee a resolution adopted in good faith by the majority of the Board of Directors of BP I or BP II, approving such Affiliate Transaction and set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (a) above.

An Affiliate Transaction shall be deemed to have satisfied the approval requirements set forth in the preceding paragraph if (i) such Affiliate Transaction is approved by a majority of the Disinterested Directors or (ii) in the event there are no Disinterested Directors, a fairness opinion is provided by an Independent Financial Advisor with respect to such Affiliate Transaction.

The foregoing provisions will not apply to the following:

(1) transactions between or among BP I, BP II or any Restricted Subsidiaries (or an entity that becomes a Restricted Subsidiary as a result of such transaction) or between or among Restricted Subsidiaries or any Receivables Subsidiary and any merger, consolidation or amalgamation of BP I, BP II and any direct parent of BP I or BP II; provided that such parent shall have no material liabilities and no material assets other than cash, Cash Equivalents and the Capital Stock of BP I and BP II and such merger, consolidation or amalgamation is otherwise in compliance with the terms of the Indenture and effected for a bona fide business purpose;

(2) Restricted Payments permitted by the provisions of the Indenture described above under the covenant “— Certain Covenants — Limitation on Restricted Payments” and Permitted Investments;

(3) the entering into of any agreement (and any amendment or modification of any such agreement) to pay, and the payment of, annual management, consulting, monitoring and advisory fees to Rank in an aggregate amount in any fiscal year not to exceed the greater of €3.0 million and 1.5% of EBITDA of BP I, BP II and the Restricted Subsidiaries for the immediately preceding fiscal year, plus out-of-pocket expense reimbursement;

(4) the payment of reasonable and customary fees and reimbursement of expenses paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of BP I, BP II or any Restricted Subsidiary or any direct or indirect parent of BP I or BP II;

(5) payments by BP I, BP II or any Restricted Subsidiaries to Rank made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with the Transactions, acquisitions or divestitures, which payments are (x) made pursuant to the agreements with Rank described in the Offering Circular under the caption “Shareholders and Related Party Transactions” or (y) approved by a majority of the Board of Directors of BP I or BP II in good faith;

(6) transactions in which BP I, BP II or any Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to BP I,

BP II or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (a) of the preceding paragraph;

(7) payments or loans (or cancellation of loans) to directors, employees or consultants which are approved by a majority of the Board of Directors of BP I or BP II in good faith;

(8) any agreement as in effect as of the Issue Date or any amendment thereto (so long as any such agreement together with all amendments thereto, taken as a whole, is not more disadvantageous to the holders of the Notes in any material respect than the original agreement as in effect on the Issue Date) or any transaction contemplated thereby as determined in good faith by senior management or the Board of Directors of BP I or BP II;

(9) the existence of, or the performance by BP I, BP II or any Restricted Subsidiaries of its obligations under the terms of, the Acquisition Documents, the Reynolds Acquisition Documents, the Credit Agreement Documents, the First Lien Intercreditor Agreement, the Existing Intercreditor Agreement, any Additional Intercreditor Agreement, any shareholders’ agreement, (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date or any other agreement or arrangement in existence on the Issue Date or described in the Offering Circular and, in each case, any amendment thereto or similar transactions, agreements or arrangements which it may enter into thereafter; provided, however, that the existence of, or the performance by BP I, BP II or any Restricted Subsidiaries of its obligations under, any future amendment to any such existing transaction, agreement or arrangement or under any similar transaction, agreement or arrangement entered into after the Issue Date shall only be permitted by this clause (9) to the extent that the terms of any such existing transaction, agreement or arrangement together with all amendments thereto, taken as a whole, or new transaction, agreement or arrangement are not otherwise more disadvantageous to the holders of the Notes in any material respect than the original transaction, agreement or arrangement as in effect on the Issue Date;

(10) the execution of the Transactions, the Post-Closing Reorganization and the payment of all fees and expenses, bonuses and awards related to the Transactions, including fees to Rank, that are described in the Offering Circular or contemplated by the Acquisition Documents, the Reynolds Acquisition Documents or by any of the other documents related to the Transactions;

(11) (a) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, or transactions otherwise relating to the purchase or sale of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture, which are fair to BP I, BP II and the Restricted Subsidiaries in the reasonable determination of the Board of Directors or the senior management of BP I or BP II, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party or (b) transactions with joint ventures or Unrestricted Subsidiaries entered into in the ordinary course of business;

(12) any transaction effected as part of a Qualified Receivables Financing or a Financing Disposition;

(13) the issuance of Equity Interests (other than Disqualified Stock) of BP I or BP II or Subordinated Shareholder Funding to any Person;

(14) the issuance of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding or entering into of employment arrangements, stock option and stock ownership plans or similar employee benefit plans approved by the Board of Directors of BP I or BP II or any direct or indirect parent of BP I or BP II or of a Restricted Subsidiary of BP I or BP II, as appropriate;

(15) the entering into and performance of any tax sharing agreement or arrangement and any payments permitted by clause (12) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Restricted Payments;”

(16) any contribution to the capital of BP I or BP II;

(17) transactions permitted by, and complying with, the provisions of the covenant described under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets;”

(18) transactions between BP I, BP II or any Restricted Subsidiaries and any Person, a director of which is also a director of BP I, BP II or any direct or indirect parent of BP I or BP II; provided, however, that such director abstains from voting as a director of BP I, BP II or such direct or indirect parent, as the case may be, on any matter involving such other Person;

(19) pledges of Equity Interests of Unrestricted Subsidiaries;

(20) the formation and maintenance of any consolidated or combined group or subgroup for tax, accounting or cash pooling or management purposes in the ordinary course of business;

(21) any employment agreements entered into by BP I, BP II or any Restricted Subsidiaries in the ordinary course of business; and

(22) intercompany transactions undertaken in good faith (as certified by a responsible financial or accounting officer of BP I or BP II in an Officers’ Certificate) for the purpose of improving the consolidated tax efficiency of BP I, BP II and their respective Subsidiaries and not for the purpose of circumventing any covenant set forth in the Indenture.

Liens.  The Indenture provides that BP I and BP II will not, and will not permit any Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien on any asset or property of BP I, BP II or such Restricted Subsidiary (including Capital Stock or Indebtedness of a Restricted Subsidiary), whether owned on the Issue Date or acquired thereafter, or any interest therein or any income, profits or proceeds therefrom securing any Indebtedness, except Permitted Liens.

In addition, the Indenture provides that at any time the First Lien Obligations consist solely of the Notes and other Public Debt that contains limitations similar to those set forth under “— Security — Limitations on Stock Collateral,” BP I and BP II will not, and will not permit any Restricted Subsidiaries to, directly or indirectly, create, incur or suffer to exist any Lien on any Excluded Stock Collateral, except for any Lien in favor of the Notes and any other First Lien Obligations consisting of Public Debt with substantially similar limitations as those set forth under “— Security — Limitations on Stock Collateral.”

Reports and Other Information.  Notwithstanding that RGHL or the Issuers may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, RGHL (and the Issuers) will file with the SEC (and provide the Trustee and holders of the Notes with copies thereof, without cost to each holder, within 15 days after it files them with the SEC),

(1) within the time period specified in the SEC’s rules and regulations, annual reports on Form 20-F (or any successor or comparable form applicable to RGHL or the Issuers within the time period for non-accelerated filers to the extent such term is applicable to such form) containing the information required to be contained therein (or required in such successor or comparable form), provided, however, that, prior to the filing of the Exchange Offer Registration Statement or the Shelf Registration Statement, as the case may be, such report shall not be required to contain any certification required by any such form or by law,

(2) within 60 days after the end of each fiscal quarter other than the fourth fiscal quarter of any year, the information that would be required by a report on Form 10-Q (or any successor or comparable form applicable to RGHL or the Issuers) (which information, if RGHL and the Issuers are not required to file reports on Form 10-Q, will be filed on Form 6-K (or any successor or comparable form applicable to RGHL or the Issuers)), provided, however, that prior to the filing of the Exchange Offer Registration Statement or the Shelf Registration Statement, as the case may be, such report shall not be required to contain any certification required by any such form or by law, and

(3) promptly from time to time after the occurrence of an event required to be reported on Form 8-K (or any successor or comparable form applicable to RGHL or the Issuers), the information that would be required by a Form 8-K (or any successor or comparable form applicable to RGHL or the Issuers) (which information, if RGHL and the Issuers are not required to file reports on Form 8-K will be filed on Form 6-K (or any successor or comparable form applicable to RGHL or the Issuers));

provided, however, that RGHL (and the Issuers) shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event RGHL (or the Issuers) will post the reports specified in the first sentence of this paragraph on its website within the time periods that would apply if RGHL were required to file those reports with the SEC. In addition, RGHL will make available such information to prospective purchasers of Notes, in addition to providing such information to the Trustee and the holders of the Notes, in each case within 15 days after the time RGHL would be required to file such information with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act. Notwithstanding the foregoing, RGHL and the Issuers may satisfy the foregoing reporting requirements (i) prior to the filing with the SEC of the Exchange Offer Registration Statement, or if the Exchange Offer Registration Statement is not filed within the applicable time limits pursuant to the Registration Rights Agreement, the Shelf Registration Statement, by providing the Trustee and the secured noteholders with (x) substantially the same information as would be required to be filed with the SEC by RGHL and the Issuers on Form 20-F (or any successor or comparable form applicable to RGHL or the Issuers) if they were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act within 90 days after the end of the applicable fiscal year and (y) substantially the same information as would be required to be filed with the SEC by RGHL and the Issuers on Form 10-Q (or any successor or comparable form applicable to RGHL or the Issuers) if they were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act within 60 days after the end of the applicable fiscal quarter and (ii) after filing with the SEC the Exchange Offer Registration Statement, or if the Exchange Offer Registration Statement is not filed within the applicable time limits pursuant to the Registration Rights Agreement, the Shelf Registration Statement, but prior to the effectiveness of the Exchange Offer Registration Statement or Shelf Registration Statement, by publicly filing with the SEC the Exchange Offer Registration Statement or Shelf Registration Statement, to the extent any such registration statement contains substantially the same information as would be required to be filed by RGHL and the Issuers if they were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, and by providing the Trustee and the secured noteholders with such registration statement (and amendments thereto) promptly following the filing with the SEC thereof.

Notwithstanding the foregoing, the annual reports, information, documents and other reports filed with the SEC will include all of the information, with respect to the financial condition and results of operations of BP I and BP II on a combined basis separate from the financial condition and results of operations from RGHL on a consolidated basis, that RGHL, BP I and BP II are required to include in information, documents and other reports made available pursuant to the Senior Note Indenture or the Senior Subordinated Note Indenture (such information, the “Required Financial Information”). If RGHL’s, BP I’s or BP II’s obligations to provide the Required Financial Information shall cease to be in full force and effect, RGHL, BP I and BP II shall make available to the Trustee and the secured noteholders information substantially equivalent to the Required Financial Information as if their obligations to provide such information under the Senior Note Indenture and Senior Subordinated Note Indenture remained in full force and effect.

Notwithstanding the foregoing, RGHL will be deemed to have furnished such reports referred to above to the Trustee and the holders of the Notes if RGHL has filed such reports with the SEC via the EDGAR filing system and such reports are publicly available.

The Indenture also provides that, so long as any of the Notes remain outstanding and during any period during which BP I or the Issuers are not subject to Section 13 or 15(d) of the Exchange Act, or otherwise permitted to furnish the SEC with certain information pursuant to Rule 12g 3-2(b) of the Exchange Act, each Issuer will make available to the holders of the Notes and to prospective investors, upon their request, the information required to be delivered by Rule 144A(d)(4) under the Securities Act.

Future Note Guarantors.  The Indenture provides that each Restricted Subsidiary (unless such Subsidiary is an Issuer, a Note Guarantor or a Receivables Subsidiary) that guarantees, assumes or in any other manner becomes liable with respect to (a) any Indebtedness under any Credit Agreement or (b) any

Public Debt (including any proceeds loans or other intercompany loans in respect thereof) of BP I, BP II, an Issuer or any Note Guarantor, in each case, will execute and deliver to the Trustee a supplemental indenture pursuant to which such Restricted Subsidiary will guarantee payment of the Notes; provided that notwithstanding the foregoing:

(a) no Note Guarantee shall be required as a result of any Indebtedness or guarantee of Indebtedness that existed at the time such Person became a Restricted Subsidiary if the Indebtedness or guarantee was not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary;

(b) no such Note Guarantee need be secured unless required pursuant to the “Future Collateral” covenant;

(c) if such Indebtedness is by its terms expressly subordinated to the Notes or any Note Guarantee, any such assumption, guarantee or other liability of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated to such Restricted Subsidiary’s Note Guarantee of the Notes at least to the same extent as such Indebtedness is subordinated to the Notes or any other senior guarantee;

(d) no Note Guarantee shall be required as a result of any guarantee given to a bank or trust company incorporated in any member state of the European Union as of the date of the Indenture or any commercial banking institution that is a member of the US Federal Reserve System (or any branch, Subsidiary or Affiliate thereof), in each case having combined capital and surplus and undivided profits of not less than €500.0 million, whose debt has a rating, at the time such guarantee was given, of at least A or the equivalent thereof by S&P and at least A2 or the equivalent thereof by Moody’s, in connection with the operation of cash management programs established for BP I’s and BP II’s benefit or that of any Restricted Subsidiary;

(e) no Note Guarantee shall be required if such Note Guarantee would not be required pursuant to the applicable provisions of the Agreed Security Principles;

(f) no Note Guarantee shall be required from a US Controlled Foreign Subsidiary or a Financial Assistance Restricted Subsidiary; and

(g) each such Note Guarantee will be limited as necessary to recognize certain defenses generally available to guarantors (including those that relate to fraudulent conveyance or transfer, voidable preference, financial assistance, corporate purpose, capital maintenance or similar laws, regulations or defenses affecting the rights of creditors generally) or other considerations under applicable law.

The Note Guarantees shall be released in accordance with the provisions of the Indenture described under “— Note Guarantees.”

Bank of Thailand Approval.  The Indenture provides that, within 60 days from the date any Subsidiary incorporated or otherwise organized in Thailand (a “Thai Guarantor”) becomes a Note Guarantor, the relevant Thai Guarantor shall apply to the Bank of Thailand for in principle approval for the remittance of any foreign currency sum from Thailand to the Holders and the Trustee pursuant to such Thai Guarantor’s obligation of payment under the Note Guarantee. The relevant Thai Guarantor shall provide evidence that such application has been submitted to the Bank of Thailand seeking its in principle approval for such remittance, and such Thai Guarantor must use commercially reasonable efforts to obtain such Bank of Thailand approval. In respect of any in-principle approval of the Bank of Thailand granted to any Thai Guarantor, the relevant Thai Guarantor agrees to: (i) when it is required to remit the foreign currency sum pursuant to its obligation of payment under the Note Guarantee, comply with the Bank of Thailand’s requirements set out in such in-principle approval for obtaining the final approval of the Bank of Thailand for the remittance of such sum (to the full amount of its guarantee obligations), within the time limits specified by the Bank of Thailand (if any); (ii) if such in-principle approval has an expiry date, apply for the renewal or extension of such approval prior to the expiry date of such approval, so long as any of the obligations under the applicable Note Guarantee are outstanding; and (iii) comply with the conditions set out in the final approval (if any) to allow such Thai Guarantor to remit the approved foreign currency sum (to the fullest extent) for the payment under the Note Guarantee.

Limitation on the US Issuers.  Notwithstanding anything contained in the Indenture to the contrary, neither of the US Issuers, directly or indirectly, will own or acquire any Equity Interests in a US Controlled Foreign Subsidiary.

Limitation on Ownership of Foreign Subsidiaries.  No Foreign Subsidiary of RGHL shall also be a Subsidiary of a Domestic Subsidiary of RGHL unless such Domestic Subsidiary is a disregarded entity for US tax purposes; provided, however, that such limitation shall not apply to (x) any Foreign Subsidiary of RGHL that is a Subsidiary of SIG Combibloc Inc., Closure Systems International Inc., Closure Systems Mexico Holdings LLC or CSI Mexico LLC as of the Issue Date, (y) any Foreign Subsidiary of a Domestic Subsidiary at the time such Domestic Subsidiary becomes a Subsidiary of RGHL (provided, however, that such Foreign Subsidiary did not become a Subsidiary of such Domestic Subsidiary in connection with, or in contemplation of, such Domestic Subsidiary becoming a Subsidiary of RGHL) or (z) any Foreign Subsidiary that is not a US Controlled Foreign Subsidiary.

Designation of Notes.  BP II has designated the Notes and the Note Guarantees as “Designated Senior Indebtedness” and the Indenture as included in the definition of “Credit Agreement” for all purposes of the Senior Note Indenture, the Senior Subordinated Notes Indenture and the Existing Intercreditor Agreement. Each Issuer at all times will have the same fiscal year as BP I and BP II and RGHL.

Limitations on Amendment of Existing Notes.  Except with the consent of the Holders of a majority in outstanding aggregate principal amount of the Notes, BP II and the Obligors will not amend the Senior Note Indenture, the Senior Subordinated Note Indenture, the notes and guarantees in respect of the foregoing or the Existing Intercreditor Agreement if such amendment would result in any of the following:

(a) the principal obligor in respect of the Senior Notes and Senior Subordinated Notes not being either RGHL or BP II;

(b) (x) except as may be otherwise permitted under the Indenture under “Certain Covenants — Future Note Guarantors,” any Restricted Subsidiary other than a Note Guarantor or an Issuer guaranteeing the Senior Notes or Senior Subordinated Notes or (y) such guarantees not being subordinated to the Notes and Note Guarantees pursuant to the Existing Intercreditor Agreement;

(c) (x) the maturity date of the Senior Notes and Senior Subordinated Notes being earlier than December 15, 2016 and June 15, 2017, respectively, or (y) there being any scheduled amortization of the Senior Notes or the Senior Subordinated Notes prior to such respective dates;

(d) the interest (excluding default interest) or other current return (including any implied return from issue discount or fees paid to the creditor) on the Senior Notes or Senior Subordinated Notes exceeding (i) if a fixed rate, 12.5% per annum (including implied return from issue discount or fees paid to the creditor) or (ii) if a floating rate, 12.5% per annum (calculated as the aggregate of the maximum margin percentage per annum plus the relevant base rate at the time of issuance plus any implied return from issue discount or fees paid to the creditor), as the case may be; or

(e) the terms of the Senior Notes or Senior Subordinated Notes relating to subordination being materially less favorable overall to the Holders.

Impairment of Security Interest.  Subject to the following paragraph, BP I shall not, and shall not permit any Restricted Subsidiaries to, take or knowingly or negligently omit to take, any action which action or omission might reasonably or would (in the good faith determination of the Issuers), have the result of materially impairing the value of the security interests taken as a whole (including the lien priority with respect thereto) with respect to the Collateral for the benefit of the Trustee and the Holders of the Notes (including materially impairing the lien priority of the Notes with respect thereto) (it being understood that any release described under “Security — Release of Collateral” and the incurrence of Permitted Liens shall not be deemed to so materially impair the security interests with respect to the Collateral), provided that BP I, BP II and the Restricted Subsidiaries may Incur Permitted Liens and Liens otherwise permitted pursuant to “Certain Covenants — Liens.”

The Indenture provides that, at the direction of the Issuers and without the consent of the Holders, the Trustee (or its agent or designee) shall from time to time enter into one or more amendments, extensions, renewals, restatements, supplements or other modifications or replacements to or of the Security Documents to: (i) cure any ambiguity, omission, defect or inconsistency therein, (ii) provide for Permitted Liens or Liens otherwise permitted under “Certain Covenants — Liens,” (iii) add to the Collateral or (iv) make any other change thereto that does not adversely affect the Holders in any material respect; provided, however, that, in the case of clauses (ii) and (iii), no Security Document may be amended, extended, renewed, restated, supplemented or otherwise modified, in each case in any material respect, or replaced, unless contemporaneously with such amendment, extension, renewal, restatement, supplement, modification or renewal, the Issuers deliver to the Trustee, either:

(a) a solvency opinion, in form and substance satisfactory to the Trustee, from an Independent Financial Advisor satisfactory to the Trustee confirming the solvency of BP I, BP II and their respective Subsidiaries, taken as a whole, after giving effect to any transactions related to such amendment, extension, renewal, restatement, supplement, modification or replacement; or

(b) an Opinion of Counsel, in form and substance satisfactory to the Trustee confirming that, after giving effect to any transactions related to such amendment, extension, renewal, restatement, supplement, modification or replacement, the Lien or Liens securing the Notes created under the Security Documents so amended, extended, renewed, restated, supplemented, modified or replaced remain valid and, to the extent applicable in the jurisdiction and required under the Agreed Security Principles, perfected, Liens.

Future Collateral.  Subject to the Agreed Security Principles, as promptly as reasonably practicable after the acquisition by the Issuers or any Note Guarantor of any After-Acquired Collateral, the Issuers or such Note Guarantor shall execute and deliver such mortgages, deeds of trust, security instruments, financing statements and certificates and opinions of counsel as shall be reasonably necessary to vest in the Trustee a valid and, to the extent applicable in the applicable jurisdiction and required under the Agreed Security Principles, perfected, security interest, subject only to Permitted Liens, in such After-Acquired Collateral and to have such After-Acquired Collateral (but subject to certain limitations, if applicable), added to the Collateral, and thereupon all provisions of the Indenture relating to the Collateral shall be deemed to relate to such After-Acquired Collateral to the same extent and with the same force and effect; provided, however, that if granting such security interest in such After-Acquired Collateral requires the consent of a third party, the Issuers will use commercially reasonable efforts to obtain such consent with respect to the security interest for the benefit of the Trustee on behalf of the Holders of the Notes; provided further, however, that if such third party does not consent to the granting of such security interest after the use of such commercially reasonable efforts, the Issuers or such Note Guarantor, as the case may be, will not be required to provide such security interest. Under the commercially reasonable efforts standard, the Issuers will not be obligated to seek to obtain consent if, in the good faith determination of BP I, to do so would have a material adverse effect on the ability of the Issuers or the relevant Note Guarantors to conduct their operations and business in the ordinary course or if, in good faith determination of BP I, to do so would be inconsistent with the Agreed Security Principles.

Covenant Suspension.  If (i) the Notes have Investment Grade Ratings from both Rating Agencies, and the Issuers have delivered written notice of such Investment Grade Ratings to the Trustee, and (ii) no Default has occurred and is continuing under the Indenture (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event”) then, beginning on that day, BP I, BP II and the Restricted Subsidiaries will not be subject to the covenants (and related defaults) specifically listed under the following captions in this “Description of the Senior Secured Notes” section of the Offering Circular (the “Suspended Covenants”):

(1) “ — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(2) “ — Limitation on Restricted Payments;”

(3) “ — Dividend and Other Payment Restrictions Affecting Subsidiaries;”

(4) “ — Asset Sales;”

(5) “ — Transactions with Affiliates;”

(6) “ — Future Note Guarantors;”

(7) “ — Future Collateral;”

(8) clause (4) of the first paragraph of “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets;” and

(9) “ — Change of Control.”

In the event that BP I, BP II and the Restricted Subsidiaries are not subject to the Suspended Covenants under the Indenture for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies (a) withdraw their Investment Grade Rating or downgrade the rating assigned to the Notes below an Investment Grade Rating or (b) BP I, BP II or any of their Affiliates enters into an agreement to effect a transaction that would result in a breach of a Suspended Covenant if not so suspended and one or more of the Rating Agencies indicate that if consummated, such transaction (alone or together with any related recapitalization or refinancing transactions) would cause such Rating Agency to withdraw its Investment Grade Rating or downgrade the ratings assigned to the Notes below an Investment Grade Rating, then BP I, BP II and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants under the Indenture. Such covenants will not, however, be of any effect with regard to the actions of BP I, BP II and the Restricted Subsidiaries properly taken during the continuance of the covenant suspension and the covenant described under “— Limitation on Restricted Payments” shall be interpreted as if it had been in effect since the Reference Date except that no Default will be deemed to have occurred and will not occur solely by reason of a Restricted Payment made during the covenant suspension.

During the continuance of the covenant suspension, no Restricted Subsidiary may be designated as an Unrestricted Subsidiary.

There can be no assurance that the Notes will ever achieve or maintain Investment Grade Ratings.

Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets

The Indenture provides that each of BP I, BP II and each of the Issuers may not, directly or indirectly, consolidate, amalgamate or merge with or into or wind-up or convert into (whether or not BP I, BP II or any Issuer, as applicable, is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or Substantially All of its properties or assets in one or more related transactions, to any Person unless:

(1) BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable, is the surviving person or the Person formed by or surviving any such consolidation, amalgamation, merger, winding-up or conversion (if other than BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of any member state of the European Union that was a member state on January 1, 2004, the United States, the District of Columbia, or any state or territory thereof, or New Zealand (BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable, or such Person, as the case may be, being herein called the “Successor Company”); provided that in the case where the surviving Person is not a corporation, a co-obligor of the Notes is a corporation;

(2) the Successor Company (if other than BP I, BP II, US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable) expressly assumes all the obligations of BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable, under its Note Guarantee (if applicable), the Indenture, the First Lien Intercreditor Agreement, the Existing Intercreditor Agreement and the applicable Security Documents pursuant to supplemental indentures or other documents or instruments in form and substance satisfactory to the Trustee;

(3) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

(4) immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period (and treating any Indebtedness which becomes an obligation of the Successor Company or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), either:

(a) the Successor Company would be permitted to Incur at least €1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” or

(b) the Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be greater than such ratio for BP I, BP II and the Restricted Subsidiaries immediately prior to such transaction;

(5) if the Successor Company is not BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable, the Issuers and each Note Guarantor, unless it is the other party to the transactions described above, shall have by supplemental indenture confirmed that its obligations under the Indenture, Notes, Note Guarantee, the Security Documents, First Lien Intercreditor Agreement and Existing Intercreditor Agreement, as applicable, shall apply to such Person’s obligations under the Indenture, the Notes, the Security Documents, the First Lien Intercreditor Agreement and Existing Intercreditor Agreement; and

(6) the Issuers shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, amalgamation or transfer and such supplemental indentures (if any) comply with the Indenture, provided that in giving such opinion such counsel may rely on an Officers’ Certificate as to compliance with the foregoing clauses (3) and (4) and as to any matters of fact.

The Successor Company (if other than BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable) will succeed to, and be substituted for, BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable, under the applicable Note Guarantee (if applicable), the Indenture, the applicable Security Documents, the First Lien Intercreditor Agreement and Existing Intercreditor Agreement, and in such event BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable, will automatically be released and discharged from its obligations under the applicable Note Guarantee, the Indenture, the applicable Security Documents, the First Lien Intercreditor Agreement and Existing Intercreditor Agreement. Notwithstanding the foregoing clauses (3) and (4), (a) any Restricted Subsidiary (other than an Issuer) may merge, consolidate or amalgamate with or transfer all or part of its properties and assets to BP I, BP II or to another Restricted Subsidiary, and (b) BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer may merge, consolidate or amalgamate with an Affiliate incorporated solely for the purpose of reincorporating BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer in a member state of (or in another member state of) the European Union on January 1, 2004, the United States, the District of Columbia, or any state or territory thereof, or New Zealand or may convert into a limited liability company, so long as the amount of Indebtedness of BP I, BP II and the Restricted Subsidiaries is not increased thereby. The provisions set forth in this “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among BP I, BP II and the Restricted Subsidiaries.

The Indenture further provides that, subject to certain limitations in the Indenture governing release of a Note Guarantee upon the sale or disposition of a Restricted Subsidiary that is a Note Guarantor, no Note Guarantor (other than RGHL) will, and BP I and BP II will not permit any Note Guarantor (other than

RGHL) to, consolidate, amalgamate or merge with or into or wind-up into (whether or not such Note Guarantor is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or Substantially All of its properties or assets in one or more related transactions to, any Person unless:

(1) either (a) such Note Guarantor is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than such Note Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of any member state of the European Union that was a member state on January 1, 2004, the United States, the District of Columbia, or any state or territory thereof or New Zealand (such Note Guarantor or such Person, as the case may be, being herein called the “Successor Note Guarantor”), and the Successor Note Guarantor (if other than such Note Guarantor) expressly assumes all the obligations of such Note Guarantor under the Indenture, the relevant Security Documents, the First Lien Intercreditor Agreement, the Existing Intercreditor Agreement and such Note Guarantor’s Note Guarantee pursuant to a supplemental indenture or other documents or instruments in form satisfactory to the Trustee, or (b) if such sale or disposition or consolidation, amalgamation or merger is with a Person other than BP I, BP II or any Restricted Subsidiary, such sale or disposition or consolidation, amalgamation or merger is not in violation of the covenant described above under the caption “— Certain Covenants — Asset Sales;” and

(2) the Successor Note Guarantor (if other than such Note Guarantor) shall have delivered or caused to be delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

Subject to certain limitations described in the Indenture, in a transaction to which the immediately preceding paragraph 1(a) applies, the Successor Note Guarantor (if other than such Note Guarantor) will succeed to, and be substituted for, such Note Guarantor under the Indenture and such Note Guarantor’s Note Guarantee, and such Note Guarantor will automatically be released and discharged from its obligations under the Indenture and such Note Guarantor’s Note Guarantee. Notwithstanding the foregoing, (1) a Note Guarantor may merge, amalgamate or consolidate with an Affiliate incorporated solely for the purpose of reincorporating such Note Guarantor in a member state of (or another member state of) the European Union that was a member state on January 1, 2004, the United States, the District of Columbia, or any state or territory thereof, so long as the amount of Indebtedness of the Note Guarantor is not increased thereby, and (2) a Note Guarantor may merge, amalgamate or consolidate with another Note Guarantor, an Issuer, BP I or BP II.

In addition, notwithstanding the foregoing, any Note Guarantor may consolidate, amalgamate or merge with or into or wind-up into, or sell, assign, transfer, lease, convey or otherwise dispose of all or Substantially All of its properties or assets (collectively, a “Transfer”) to (x) BP I, an Issuer or any Note Guarantor or (y) any Restricted Subsidiary that is not a Note Guarantor; provided that at the time of each such Transfer pursuant to clause (y) the aggregate amount of all such Transfers since the Issue Date shall not exceed 5.0% of the consolidated assets of BP I, BP II, the Issuers and the Note Guarantors as shown on the most recent available combined consolidated balance sheet of BP I, BP II, the Issuers and the Restricted Subsidiaries after giving effect to each such Transfer and including all Transfers occurring from and after the Issue Date (excluding Transfers in connection with the Transactions described in the Offering Circular). Subject to the foregoing, upon a Transfer to a Restricted Subsidiary that is not a Note Guarantor, any Collateral subject to security interests in favor of the Notes will be automatically released from such security interests and the Notes will no longer have the benefit of such Collateral.

Additional Covenants.  The Indenture also contains covenants with respect to the following matters: (a) payment of the principal, premium, any Additional Amounts and interest; (b) maintenance of an office or agency in New York; and (c) arrangements regarding the handling of money held.

Defaults

An Event of Default is defined in the Indenture as:

(1) a default in any payment of interest on any Note when due, continued for 30 days;

(2) a default in the payment of principal or premium, if any, of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase (other than with respect to any Change of Control Payment, which shall be governed by clause (4) below);

(3) the failure by BP I, BP II or any Restricted Subsidiaries to comply with the covenants described under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets”, “— Limitation on the US Issuers”;

(4) the failure by BP I, BP II or any Restricted Subsidiaries to comply for 60 days after notice with its other agreements contained in the Notes or the Indenture (other than a failure to purchase Notes);

(5) the failure by BP I, BP II, an Issuer or any Significant Subsidiary to pay any Indebtedness (other than Indebtedness owing to BP I, BP II or a Restricted Subsidiary) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, in each case, if the total amount of such Indebtedness unpaid or accelerated exceeds €20.0 million or its foreign currency equivalent (the “cross-acceleration provision”);

(6) certain events of bankruptcy, insolvency or reorganization of BP I, BP II, an Issuer, a Significant Subsidiary or any Restricted Subsidiary that, directly or indirectly, owns or holds any Equity Interest of an Issuer (the “bankruptcy provisions”);

(7) failure by BP I, BP II, an Issuer or any Significant Subsidiary to pay final judgments aggregating in excess of €20.0 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days (the “judgment default provision”);

(8) any Note Guarantee of RGHL, BP I or a Significant Subsidiary (or any Note Guarantee of one or more Note Guarantors that collectively would represent a Significant Subsidiary) ceases to be in full force and effect (except as contemplated by the terms thereof or the terms of the Indenture or the First Lien Intercreditor Agreement) or BP I, BP II or any Note Guarantor that qualifies as a Significant Subsidiary (or one or more Note Guarantors that collectively would represent a Significant Subsidiary) denies or disaffirms its obligations under the Indenture or any Note Guarantee and such Default continues for 20 days; or

(9) the security interest in the Collateral created under any Security Document shall, at any time, cease to be in full force and effect and constitute a valid and, to the extent applicable and required by the Agreed Security Principles, perfected, lien with the priority required by the Indenture for any reason other than the satisfaction in full of all obligations under the Indenture and discharge of the Indenture or in accordance with the terms of the First Lien Intercreditor Agreement, the Existing Intercreditor Agreement or any Additional Intercreditor Agreement or as provided under “Security — Releases” above or any security interest created under any Security Document shall be invalid or unenforceable (other than any such failure to be in full force and effect and constitute a valid and, to the extent applicable and required by the Agreed Security Principles, perfected, lien with the priority required by the Indenture or any invalidity or unenforceability that would not be material to the Holders) or RGHL, BP I, an Issuer or any Person granting Collateral the subject of any such security interest shall assert, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable and in each case (but only in the event that such failure to be in full force and effect and constitute a valid and, to the extent applicable and required by the Agreed Security Principles, perfected, lien with the priority required by the Indenture or such invalidity or unenforceability or failure to be perfected or such assertion is capable of being cured without imposing any new hardening period, in equity or at law, to which such security interest was not otherwise subject immediately prior to such failure or assertion, other than any such hardening period that is also applicable to any other Lien over the relevant

Collateral) such failure or such assertion shall have continued uncured for a period of (x) 30 days after the Issuers become aware of such failure with respect to any Collateral of a Domestic Subsidiary of BP I (other than Collateral which is an Equity Interest of a Foreign Subsidiary) or (y) 60 days after the Issuers become aware of such failure otherwise (the “security default provision”).

The foregoing constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clause (4) (other than a failure to purchase Notes) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of outstanding Notes of such series notify the Issuers of the default and the Issuers do not cure or cause the cure of such default within the time specified in clause (4) hereof, after receipt of such notice.

If an Event of Default (other than a Default relating to (x) certain events of bankruptcy, insolvency or reorganization of BP I, BP II, an Issuer or any Restricted Subsidiary that, directly or indirectly, holds or owns any Equity Interest of an Issuer or (y) the covenant “— Limitation on the US Issuers”) occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of outstanding Notes by notice to the Issuers may declare the principal of, premium, if any, and accrued but unpaid interest (including additional interest, if any) on all the Notes to be due and payable. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to (x) certain events of bankruptcy, insolvency or reorganization of BP I, BP II, an Issuer or any Restricted Subsidiary that, directly or indirectly, holds or owns any Equity Interest of an Issuer or (y) the covenant “— Limitation on the US Issuers” occurs, the principal of, premium, if any, and interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any holders. Under certain circumstances, the holders of a majority in principal amount of outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

In the event of any Event of Default specified in clause (5) of the first paragraph above, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) will be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of the Notes, if within 20 days after such Event of Default arose the Issuers deliver an Officers’ Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the principal amount of the Notes as described above be annulled, waived or rescinded upon the happening of any such events.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder may pursue any remedy with respect to the Indenture or the Notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing,

(2) Holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy,

(3) such Holders have offered the Trustee security or indemnity satisfactory to it against any loss, liability or expense,

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and

(5) the Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the Holders of a majority in principal amount of outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action. We cannot assure you that indemnification satisfactory to the Trustee will be on commercially reasonable terms or terms acceptable to holders of the Notes such that an agreement will be reached and the Trustee will act on behalf of the secured noteholders.

The Indenture provides that if a Default occurs and is continuing and has been notified to the Trustee, the Trustee must mail (or otherwise deliver in accordance with applicable Euroclear, Clearstream or DTC procedures, as applicable) to each holder of Notes notice of the Default within the earlier of 90 days after it occurs or 30 days after written notice of it is received by the Trustee. In addition, the Issuers are required to deliver to the Trustee, within 120 days after the end of each fiscal year and in any event, within 14 days of request by the Trustee, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Issuers also are required to deliver to the Trustee (i) as soon as any of them become aware of the occurrence of an Event of Default, written notice of the occurrence of such Event of Default and (ii) within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action BP I, BP II or any Issuer is taking or proposes to take in respect thereof.

Additional Intercreditor Agreements

The Indenture provides that, at the request of the Issuers, in connection with the Incurrence by BP I, BP II or the Restricted Subsidiaries of any Indebtedness for borrowed money permitted pursuant to the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” constituting First Lien Obligations or Subordinated Indebtedness of BP I, BP II, any Issuer or any Note Guarantor, BP I, BP II, the Issuers, the relevant Restricted Subsidiaries and the Trustee shall enter into with the holders of such Indebtedness (or their duly authorized Representatives) one or more intercreditor agreements (each an “Additional Intercreditor Agreement”) on substantially the same terms as one or both of the First Lien Intercreditor Agreement and the Existing Intercreditor Agreement (or, in each case, on terms not materially less favorable to the holders of the Notes), including containing substantially the same terms with respect to enforcement and release of Note Guarantees and Collateral; provided, that such Additional Intercreditor Agreement will not impose any personal obligations on the Trustee or, in the opinion of the Trustee, adversely affect the rights, duties, liabilities or immunities of the Trustee under the Indenture, the First Lien Intercreditor Agreement or the Existing Intercreditor Agreement.

The Indenture also provides that, at the direction of the Issuers and without the consent of secured noteholders, the Trustee shall from time to time enter into one or more amendments to the First Lien Intercreditor Agreement, the Existing Intercreditor Agreement or any Additional Intercreditor Agreement to: (1) cure any ambiguity, omission, mistake, defect or inconsistency of any such agreement, (2) increase the amount or types of Indebtedness covered by any such agreement that may be Incurred by BP I, BP II or a Restricted Subsidiary (including with respect to any Existing Intercreditor Agreement or Additional Intercreditor Agreement the addition of provisions relating to new Indebtedness ranking junior in right of payment to the Notes), (3) add parties to the First Lien Intercreditor Agreement, the Existing Intercreditor Agreement or an Additional Intercreditor Agreement, including Note Guarantors, or successors, including successor trustees or other Representatives, (4) secure the Notes (including Additional Notes), First Lien Obligations or any Subordinated Indebtedness, in each case to the extent permitted to be Incurred and so secured hereunder, (5) make provision for pledges of any collateral to secure the Notes (including any Additional Notes), First Lien Obligations or any Subordinated Indebtedness, in each case to the extent permitted to be Incurred and so secured hereunder or (6) make any other change to any such agreement that does not adversely affect the Notes in any material respect. The Issuers shall not otherwise direct the Trustee to enter into any amendment to the First Lien Intercreditor Agreement, the Existing Intercreditor Agreement or any Additional Intercreditor Agreement without the consent of the holders representing a majority in aggregate principal amount of the Notes then outstanding, except as otherwise permitted below under “— Amendments and Waivers,” and the Issuers may only direct the Trustee to enter into any amendment to the extent such amendment does not impose any personal obligations on the Trustee or, in the opinion of the Trustee, adversely affect the rights, duties, liabilities or immunities of the Trustee under the Indenture or the First Lien Intercreditor Agreement, the Existing Intercreditor Agreement or any Additional Intercreditor Agreement.

The Indenture also provides that each secured noteholder, by accepting a Note, shall be deemed to have agreed to and accepted the terms and conditions of the First Lien Intercreditor Agreement, the Existing Intercreditor Agreement and any Additional Intercreditor Agreement (whether then entered into or entered into in the future pursuant to the provisions described herein) and the performance by the Trustee of its obligations and the exercise of its rights thereunder and in connection therewith. A copy of the First Lien Intercreditor Agreement, the Existing Intercreditor Agreement and any Additional Intercreditor Agreement shall be made available for inspection during normal business hours on any Business Day upon prior written request at the offices of the Trustee.

Amendments and Waivers

Subject to certain exceptions, the Indenture, the Notes, the First Lien Intercreditor Agreement, the Existing Intercreditor Agreement, Additional Intercreditor Agreements and the Security Documents may be amended with the consent of the holders of a majority in principal amount of the Notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding; provided, however, that without the consent of each holder of an outstanding Note affected, no amendment may, among other things:

(1) reduce the amount of Notes whose holders must consent to an amendment,

(2) reduce the rate of or extend the time for payment of interest on any Note,

(3) reduce the principal of or extend the Stated Maturity of any Note,

(4) reduce the premium or amount payable upon the redemption of any Note, change the time at which any Note may be redeemed as described under “— Optional Redemption,” or “— Redemption for Changes in Withholding Taxes,”

(5) make any Note payable in money other than that stated in such Note,

(6) expressly subordinate the Notes or any Note Guarantee to any other Indebtedness of any Issuer, BP I or any Note Guarantor not otherwise permitted by the Indenture,

(7) impair the right of any holder to receive payment of principal of, premium, if any, and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes,

(8) make any change in the amendment provisions which require the holder’s consent as described in this sentence or in the waiver provisions,

(9) change the provisions of the First Lien Intercreditor Agreement or the Existing Intercreditor Agreement or any Additional Intercreditor Agreement in any manner adverse to the interests of the Holders in any material respect,

(10) make any change in the provisions of the Indenture described under “— Withholding Taxes” that adversely affects the rights of any Holder to receive payments of Additional Amounts pursuant to such provisions or amend the terms of the Notes or the Indenture in a way that would result in the loss of an exemption from any of the Taxes described thereunder that are required to be withheld or deducted by any Relevant Taxing Jurisdiction from any payments made on the Note or any Note Guarantees by the

Payors, unless RGHL or any Restricted Subsidiary agrees to pay any Additional Amounts that arise as a result. For purposes of this paragraph (10) a “Relevant Taxing Jurisdiction” shall include the United States.

Without the consent of the holders of the requisite percentage of the aggregate principal amount of the Notes then outstanding required by the Trust Indenture Act (which consents may be obtained in connection with a tender offer or exchange offer for the Notes), no amendment or waiver may release from the Lien of the Indenture and the Security Documents all or substantially all of the Collateral; provided, however, that if any such amendment or waiver disproportionately adversely affects one series of Notes, such amendment or waiver shall also require the consent of the holders of at least the requisite percentage of the aggregate principal amount of such adversely affected series of Notes required by the Trust Indenture Act (which consents may be obtained in connection with a tender offer or exchange offer for the Notes).

Without the consent of any Holder, BP I, the Issuers, the Trustee and the Collateral Agent may amend the Indenture, the Notes, the First Lien Intercreditor Agreement, the Existing Intercreditor Agreement and any Additional Intercreditor Agreement or any Security Document (1) to cure any ambiguity, omission, mistake, defect or inconsistency, (2) to give effect to any provision of the Indenture (including the release of any Note Guarantees or security interest in any Collateral in accordance with the terms of the Indenture, and to comply with the covenant under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets”), (3) to provide for the assumption by a Successor Company of the obligations of any Issuer under the Indenture and the Notes or to provide for the assumption by a Successor Note Guarantor of the obligations of a Note Guarantor under the Indenture and its Note Guarantee, (4) to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code), (5) to add a Note Guarantee with respect to the Notes, (6) to add assets to the Collateral, (7) to release Collateral from any Lien pursuant to the Indenture, the First Lien Intercreditor Agreement, the Existing Intercreditor Agreement, any Additional Intercreditor Agreement and the applicable Security Documents when permitted or required by the Indenture, the First Lien Intercreditor Agreement, the Existing Intercreditor Agreement, any Additional Intercreditor Agreement and the applicable Security Documents, (8) to the extent necessary to provide for the granting of a security interest for the benefit of any Person, provided that the granting of such security interest is not prohibited under “— Certain Covenants — Impairment of Security Interest” or otherwise under the Indenture, (9) to add to the covenants of BP I, BP II or any Note Guarantor for the benefit of the Holders or to surrender any right or power conferred upon BP I or BP II, (10) to make any change that does not adversely affect the rights of any Holder, (11) to evidence and give effect to the acceptance and appointment under the Indenture, the First Lien Intercreditor Agreement, the Existing Intercreditor Agreement, any Additional Intercreditor Agreement and the applicable Security Documents of a successor Trustee, (12) to provide for the accession of the Trustee to any instrument in connection with the Notes, (13) to make certain changes to the Indenture to provide for the issuance of Additional Notes or (14) to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act, if such qualification is required.

The consent of the noteholders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the Indenture becomes effective, the Issuers are required to mail (or otherwise deliver in accordance with applicable Euroclear, Clearstream or DTC procedures, as applicable) to the respective noteholders a notice briefly describing such amendment. However, the failure to give such notice to all noteholders entitled to receive such notice, or any defect therein, will not impair or affect the validity of the amendment.

No Personal Liability of Directors, Officers, Employees, Managers and Stockholders

No (i) director, officer, employee, manager, incorporator or holder of any Equity Interests in BP I, BP II or any Issuer or any direct or indirect parent corporation or (ii) director, officer, employee or manager of a Note Guarantor, will have any liability for any obligations of the Issuers under the Notes, the Indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Transfer and Exchange

A noteholder may transfer or exchange Notes in accordance with the Indenture. Upon any transfer or exchange, the registrar and the Trustee may require a noteholder, among other things, to furnish appropriate endorsements and transfer documents and the Issuers may require a noteholder to pay any taxes required by law or permitted by the Indenture. The Issuers are not required to transfer or exchange any Note selected for redemption or to transfer or exchange any Note for a period of 15 days prior to a selection of Notes to be redeemed. The Notes will be issued in registered form and the registered holder of a Note will be treated as the owner of such Note for all purposes.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration or transfer or exchange of Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

(1) either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held by the Issuers and thereafter repaid to the Issuers or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all of the Notes (i) have become due and payable, (ii) will become due and payable at their stated maturity within one year or (iii) if redeemable at the option of the Issuers, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers, and the Issuers have irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Issuers directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2) BP I, BP II, an Issuer or the Note Guarantors have paid all other sums payable under the Indenture; and

(3) the Issuers have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with, provided that any counsel may rely on an Officers’ Certificate as to matters of fact.

Defeasance

The Issuers at any time may terminate all their obligations under the Notes and the Indenture (“legal defeasance”), and cure any existing Defaults and Events of Default, except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Issuers at any time may terminate their obligations under the covenants described under “— Certain Covenants,” the operation of the cross-acceleration provision and the bankruptcy provisions with respect to Significant Subsidiaries, and the security default provision and the judgment default provision described under “— Defaults” and the undertakings and covenants contained under “— Change of Control” and “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” (“covenant defeasance”). If the Issuers exercise their legal defeasance option or their covenant defeasance option, each Note Guarantor will be released from all of its obligations with respect to its Note Guarantee and the Issuers and each Note Guarantor will be released from all of its obligations with respect to the Security Documents.

The Issuers may exercise their legal defeasance option notwithstanding their prior exercise of their covenant defeasance option. If the Issuers exercise their legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Issuers exercise their covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (3), (4), (5), (6) (with respect only to Significant Subsidiaries), (7), (8) or (9) under “— Defaults” or because of the failure of the Issuers to comply with clause (4) under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets.”

In order to exercise its defeasance option, the Issuers must irrevocably deposit (the “defeasance trust”) with the Trustee money in US Dollars for the payment of principal, premium (if any) and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions set out in the Indenture, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or change in applicable U.S. Federal income tax law).

Concerning the Trustee

The Bank of New York Mellon is the Trustee under the Indenture.

If the Trustee becomes a creditor of the Issuers or any Note Guarantor, the Indenture and the Trust Indenture Act limit its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Indenture provides that in case an Event of Default will occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder has offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Notices

All notices to secured noteholders will be validly given if mailed to them at their respective addresses in the register of the Holders of the Notes, if any, maintained by the Registrar (or otherwise delivered in accordance with applicable Euroclear, Clearstream or DTC procedures, as applicable). In addition, for so long as any Notes are represented by Global Notes, all notices to Holders of the Notes will be delivered to Euroclear, Clearstream and DTC, as applicable, each of which will give such notices to the holders of Book-Entry Interests.

Each such notice shall be deemed to have been given on the date of such publication or, if published more than once on different dates, on the first date on which publication is made, provided that, if notices are mailed (or otherwise delivered in accordance with applicable Euroclear, Clearstream or DTC procedures, as applicable), such notice shall be deemed to have been given on the later of such publication and the seventh day after being so mailed or delivered. Any notice or communication mailed to a secured noteholder shall be mailed to such Person by first-class mail or other equivalent means (or otherwise delivered in accordance with applicable Euroclear, Clearstream or DTC procedures as applicable) and shall be sufficiently given to him if so mailed or delivered within the time prescribed. Failure to mail (or otherwise deliver in accordance with applicable Euroclear, Clearstream or DTC procedures, as applicable) a notice or communication to a secured noteholder or any defect in it shall not affect its sufficiency with respect to other secured noteholders. If a notice or communication is mailed or delivered in the manner provided above, it is duly given, whether or not the addressee receives it.

Currency Indemnity and Calculation of Dollar-denominated Restrictions

The US Dollar is the sole currency of account and payment for all sums payable by BP I, BP II, the Issuers or any Note Guarantor under or in connection with the Dollar Notes, including damages. Any amount with respect to the Dollar Notes received or recovered in a currency other than US Dollars, whether as a result of, or the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of the Issuers or any Note Guarantor or otherwise by any secured noteholder or by the Trustee, in respect of any sum expressed to be due to it from the Issuers or any Note Guarantor will only constitute a discharge to the Issuers or any Note Guarantor to the extent of the US Dollar amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so).

If that US Dollar amount is less than the US Dollar amount expressed to be due to the recipient or the Trustee under any Note, BP I, BP II, the Issuers and any Note Guarantor will indemnify such recipient against any loss sustained by it as a result. In any event, BP I, BP II, the Issuers and any Note Guarantor will indemnify the recipient against the cost of making any such purchase. For the purposes of this currency indemnity provision, it will be prima facie evidence of the matter stated therein for the holder of a Note or the Trustee to certify in a manner satisfactory to the Issuers (indicating the sources of information used) the loss it Incurred in making any such purchase. These indemnities constitute a separate and independent obligation from BP I, BP II, the Issuers and any Note Guarantor’s other obligations, will give rise to a separate and independent cause of action, will apply irrespective of any waiver granted by any holder of a Note or the Trustee (other than a waiver of the indemnities set out herein) and will continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any Note or to the Trustee.

Except as otherwise specifically set forth herein, for purposes of determining compliance with any euro-denominated restriction herein, the Euro Equivalent amount for purposes hereof that is denominated in a non-euro currency shall be calculated based on the relevant currency exchange rate in effect on the date such non-euro amount is Incurred or made, as the case may be.

Consent to Jurisdiction and Service

Each of BP I, BP II, the Issuers and the Note Guarantors has irrevocably and unconditionally: (1) submitted itself and its property in any legal action or proceeding relating to the Indenture to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the general jurisdiction of the courts of the State of New York, sitting in the Borough of Manhattan, The City of New York, the courts of the United States of America for the Southern District of New York, appellate courts from any thereof and courts of its own corporate domicile, with respect to actions brought against it as defendant; (2) consented that any such action or proceeding may be brought in such courts and waive any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; (3) irrevocably designated and appointed the US Issuer II as its authorized agent upon which process may be served in any action, suit or proceeding arising out of or relating to the Indenture that may be instituted in any Federal or state court in the State of New York; and (4) agreed that service of any process, summons, notice or document by US registered mail addressed to the US Issuer II, with written notice of said service to such Person at the address of the US Issuer II set forth in the Indenture shall be effective service of process for any action, suit or proceeding brought in any such court.

Enforceability of Judgments

Since a significant portion of the assets (including assets constituting the Collateral) of BP I, BP II, the Issuers and the Note Guarantors are outside the United States, any judgment obtained in the United States against BP I, BP II, the Issuers or any Note Guarantor, including judgments with respect to the payment of principal, premium, interest, Additional Amounts, redemption price and any purchase price with respect to the Notes, may not be collectable within the United States.

Governing Law

The Indenture provides that it and the Notes are governed by, and construed in accordance with, the laws of the State of New York.

The First Lien Intercreditor Agreement provides that it is governed by, and construed in accordance with, the laws of the State of New York.

The Existing Intercreditor Agreement provides that it is governed by, and construed in accordance with, the laws of England.

Unless granted under a Security Document governed by the law of the jurisdiction of an Obligor, under English law or under the applicable laws of the United States (or any state therein), all Security Documents (other than share security over an Obligor’s Subsidiaries) shall be governed by the law of and secure assets located in the jurisdiction of organization of that Obligor; provided that for certain receivables security and other related assets, such security may be governed by the laws of the jurisdiction of organization of the creditor or that governs the underlying receivable.

See “Certain Insolvency and Other Local Law Considerations” and “Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — Enforcing your rights as a holder of the notes or under the guarantees, or with respect to the senior secured notes, the security, across multiple jurisdictions may be difficult.”

Book-Entry, Delivery and Form

General

The Notes will be represented by two or more global Notes in registered form without interest coupons attached (collectively, the “Global Notes”). The Global Notes in respect of the Dollar Notes will be deposited upon issuance with a custodian for The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee of DTC. The Global Notes in respect of the Euro Notes will be deposited with the common depositary and registered in the name of the common depositary for the accounts of Euroclear and Clearstream.

In the event that Additional Notes are issued pursuant to the terms of the Indenture, the Issuers may, in their sole discretion, cause some or all of such Additional Notes, if any, to be issued in the form of one or more global Notes (the “Additional Global Notes”) and registered in the name of and deposited with the nominee of DTC or the common depositary for Euroclear and Clearstream, as applicable.

Ownership of beneficial interests in each Global Note and ownership of interests in each Additional Global Note (together, the “Book-Entry Interests”) will be limited to persons that have accounts with the relevant Depositary or persons that may hold interests through such participants. Book-Entry Interests will be shown on, and transfers thereof will be effected only through, records maintained in book-entry form by the relevant Depositary and their participants. As used in this section, “Depositary” means, with respect to the Global Notes and the Additional Global Notes, if any, DTC, Euroclear and/or Clearstream, as applicable.

The Book-Entry Interests will not be held in definitive form. Instead, the relevant Depositary will credit on its book-entry registration and transfer systems a participant’s account with the interest beneficially owned by such participant. The laws of some jurisdictions, including certain states of the United States, may require that certain purchasers of securities take physical delivery of such securities in definitive form. The foregoing limitations may impair your ability to own, transfer or pledge or grant any other security interest in Book-Entry Interests. In addition, while the Notes are in global form, “holders” of Book-Entry Interests may not be considered the owners or “holders” of Notes for purposes of the Indenture.

So long as the Notes and any Additional Notes are held in global form, Euroclear, Clearstream and/or DTC, as applicable (or their respective nominees), may be considered the sole holders of Global Notes for all purposes under the Indenture. As such, participants must rely on the procedures of Euroclear, Clearstream and/or DTC, as applicable, and indirect participants must rely on the procedures of Euroclear, Clearstream and/or DTC, as applicable, and the participants through which they own Book-Entry Interests, to transfer their interests or to exercise any rights of holders under the Indenture.

The Issuers and the Trustee and their respective agents will not have any responsibility or be liable for any aspect of the records relating to the Book-Entry Interests.

Issuance of Definitive Registered Notes

Under the terms of the Indenture, owners of Book-Entry Interests will not receive definitive Notes in registered form (“Definitive Registered Notes”) in exchange for their Book-Entry Interests unless (a) the Issuers have consented thereto in writing, or such transfer or exchange is made pursuant to one of clauses (i), (ii) or (iii) of this paragraph and (b) such transfer or exchange is in accordance with the applicable rules and procedures of the relevant Depositary and the applicable provisions of the Indenture. Subject to applicable provisions of the Indenture, Definitive Registered Notes shall be transferred to all owners of Book-Entry Interests in the relevant Global Note if:

(i) the Issuers notify the Trustee in writing that the Depositaries are unwilling or unable to continue to act as depositary and the Issuers do not appoint a successor depositary within 120 days;

(ii) any Depositary so requests if an event of default under the Indenture has occurred and is continuing; or

(iii) the Issuers, at their option, notify the Trustee in writing that they elect to issue Definitive Registered Notes under the Indenture.

In such an event, (1) Definitive Registered Notes that are Dollar Notes will be issued and registered in the name or names and issued in denominations of $100,000 in principal amount and integral multiples of $1,000, and (2) Definitive Registered Notes that are Euro Notes will be issued and registered in the name or names and issued in denominations of €50,000 in principal amount and integral multiples of €1,000, in each case as requested by or on behalf of the relevant Depositary, as applicable (in accordance with its customary procedures and certain certification requirements and based upon directions received from participants reflecting the beneficial ownership of the Book-Entry Interests). Payment of principal of, and premium, if any, and interest on the Notes shall be payable at the place of payment designated by the Issuers pursuant to the Indenture, provided, however, that at the Issuers’ option, payment of interest on a Note may be made by check mailed to the person entitled thereto to such address as shall appear on the Note register.

Redemption of the Global Notes

In the event any Global Note, or any portion thereof, is redeemed, the relevant Depositary will distribute the amount received by it in respect of the Global Note so redeemed to the holders of the Book-Entry Interests in such Global Note. The redemption price payable in connection with the redemption of such Book-Entry Interests will be equal to the amount received by the relevant Depositary in connection with the redemption of such Global Note (or any portion thereof).

We understand that under existing practices of DTC, if fewer than all of the Dollar Notes are to be redeemed at any time, DTC will credit their respective participants’ accounts on a proportionate basis (with adjustments to prevent fractions) or by lot or on such other basis as they deem fair and appropriate; provided, however, that no book-entry interest of less than $100,000 in principal amount may be redeemed in part.

We also understand that under existing practices of Euroclear and Clearstream, if fewer than all of the Euro Notes are to be redeemed at any time, Euroclear and Clearstream will credit their respective participants’ accounts on a proportionate basis (with adjustments to prevent fractions) or by lot or on such other basis as they deem fair and appropriate; provided, however, that no book-entry interest of less than €50,000 in principal amount may be redeemed in part.

Payments on Global Notes

Payments of any amounts owing in respect of the Global Notes for the Dollar Notes (including principal, premium, interest, additional interest and Additional Amounts) will be made by the Issuers in US Dollars to the paying agents under the Indenture. Payments of any amounts owing in respect of Global Notes for the Euro Notes (including principal, premium, interest, additional interest and Additional Amounts) will be made by the Issuers in Euros to the paying agents under the Indenture. The paying agents will, in turn, make such payments to the relevant Depositary or its nominee, as the case may be, which will distribute such payments to their respective participants in accordance with their respective procedures.

Under the terms of the Indenture, the Issuers, the Trustee and the paying agents will treat the registered holder of the Global Notes as the owner thereof for the purpose of receiving payments and other purposes under the Indenture. Consequently, the Issuers, the Trustee and the paying agents and their respective agents have not and will not have any responsibility or liability for:

•	any aspect of the records of any Depositary or any participant or indirect participant relating to, or payments made on account of, a Book-Entry Interest, for any such payments made by any Depositary or any participant or indirect participants, or maintaining, supervising or reviewing the records of any Depositary or any participant or indirect participant relating to or payments made on account of a Book-Entry Interest; or

•	any Depositary or any participant or indirect participant.

Payments by participants to owners of Book-Entry Interests held through participants are the responsibility of such participants, as is the case with securities held for the accounts of customers registered in “street name.”

Action by Owners of Book-Entry Interests

We understand that the Depositaries will take any action permitted to be taken by a holder of Notes only at the direction of one or more participants to whose account the Book-Entry Interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. The Depositaries will not exercise any discretion in the granting of consents, waivers or the taking of any other action in respect of the Global Notes. However, if there is an Event of Default under the Notes, each of the Depositaries reserves the right to exchange the Global Notes for Definitive Registered Notes in certificated form, and to distribute such Definitive Registered Notes to its respective participants.

Transfers

Transfers of any Global Note shall be limited to transfers of such Global Note in whole, but (subject to the provisions described above under “— Book-Entry, Delivery and Form — Issuance of Definitive Registered Notes,” to provisions described below in the section “— Book-Entry, Delivery and Form — Transfers” and the applicable provisions of the Indenture), not in part, to the relevant Depositary, its successors or its nominees.

Subject to the foregoing, Book-Entry Interests may be transferred and exchanged in a manner otherwise in accordance with the terms of the Indenture. Any Book-Entry Interest in one of the Global Notes that is transferred to a person who takes delivery in the form of a Book-Entry Interest in another Global Note will, upon transfer, cease to be a Book-Entry Interest in the first mentioned Global Note and become a Book-Entry Interest in the relevant Global Note, and accordingly, will thereafter be subject to all transfer restrictions, if any, and other procedures applicable to Book-Entry Interests in such other Global Note for as long as that person retains such Book-Entry Interests.

Definitive Registered Notes, if any, may be transferred and exchanged for Book-Entry Interests in a Global Note only pursuant to the terms of the Indenture and, if required, only after the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Notes. See “Plan of Distribution.”

Global Clearance and Settlement Under the Book-Entry System

Initial Settlement

Initial settlement for the Dollar Notes will be made in US Dollars. Initial settlement for the Euro Notes will be made in euro, and Book-Entry Interests in Euro Notes owned through Depositary accounts will follow the settlement procedure applicable to conventional eurobonds in registered form. In the case of Book-Entry Interests held through Euroclear, Clearstream or DTC, such Book-Entry Interests will be credited to the securities custody account of Euroclear, Clearstream or DTC holders, as applicable, on the business day following the settlement date against payment for value on the settlement date.

Secondary Market Trading

The Book-Entry Interests will trade through participants of the relevant Depositary, and will settle in same-day funds. Since the purchase determines the place of delivery, it is important to establish at the time of trading any Book-Entry Interests where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date.

Special Timing Considerations

You should be aware that investors will only be able to make and receive deliveries, payments and other communications involving Euro Notes through Euroclear or Clearstream on days when those systems are open for business.

In addition, because of time-zone differences, there may be complications with completing transactions involving Clearstream and/or Euroclear on the same business day as in the United States. U.S. investors who wish to transfer their interests in the Euro Notes, or to receive or make a payment or delivery of Euro Notes, on a particular day, may find that the transactions will not be performed until the next business day in Luxembourg if Clearstream is used, or Brussels if Euroclear is used.

Clearing Information

We expect that the Notes will be accepted for clearance through the facilities of Euroclear, Clearstream and DTC. The CUSIP, international securities identification numbers and common codes numbers for the Notes are set out under “General Listing Information — Clearing Systems.”

With respect to Clearstream’s clearing systems, the reference name for the Issuers is Reynolds Group. This reference name refers to Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issue (Luxembourg) S.A.

Information Concerning Euroclear, Clearstream and DTC

All Book-Entry Interests will be subject to the operations and procedures of Euroclear, Clearstream and DTC, as applicable. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by such settlement system and may be changed at any time. We are not responsible for those operations or procedures.

We understand the following with respect to Euroclear, Clearstream and DTC:

DTC was created to hold securities for its participants and facilitate the clearance and settlement transactions among its participants. It does this through electronic book-entry changes in the accounts of securities participants, eliminating the need for physical movement of securities certificates. DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC’s owners are the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. and a number of its direct participants. Others, such as banks, brokers and dealers and trust companies that clear through or maintain a custodial relationship with a direct participant also have access to the DTC system and are known as indirect participants.

Euroclear and Clearstream hold securities for participating organizations and facilitate the clearance and settlement of securities transactions between their respective participants through electronic book-entry changes in the accounts of such participants. Euroclear and Clearstream provide various services to their participants, including the safekeeping, administration, clearance, settlement, lending and borrowing of internationally traded securities. Euroclear and Clearstream interface with domestic securities markets. Euroclear and Clearstream participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and certain other organizations. Indirect access to Euroclear and Clearstream is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Euroclear and Clearstream participant, either directly or indirectly.

The information in this section concerning Euroclear, Clearstream and DTC and its book-entry systems has been obtained from sources we believe to be reliable, but we take no responsibility for the accuracy thereof.

Certain Definitions

“Acquired Indebtedness” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged, consolidated or amalgamated with or into or became a Restricted Subsidiary of such specified Person (including, for the avoidance of doubt, Indebtedness Incurred by such other Person in connection with, or in contemplation of, such other Person merging, consolidating or amalgamating with or into or becoming a Restricted Subsidiary of such specified Person); and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Acquisition” means the acquisition by BP III of the Target, by way of purchase of all the Target Shares (i) from RGHL prior to the Reference Date, (ii) under the Offer and Squeeze-Out, (iii) by way of market purchases and (iv) by way of over-the-counter purchases.

“Acquisition Documents” means the Offer Prospectus, the Pre-Announcement and any other document entered into in connection therewith, in each case as amended, supplemented or modified from time to time prior to the Issue Date or thereafter (so long as any amendment, supplement or modification after the Issue Date, together with all other amendments, supplements and modifications after the Issue Date, taken as a whole, is not more disadvantageous to the holders of the Notes in any material respect than the Acquisition Documents as in effect on the Issue Date).

“Additional Intercreditor Agreement” has the meaning specified under “— Additional Intercreditor Agreements”.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“After-Acquired Collateral” means any property of any Issuer or any Note Guarantor that secures any First Lien Obligations, subject to the Agreed Security Principles.

“Agreed Security Principles” means the following:

(A)	Considerations

(1) The security that will be provided in support of the Obligations (as defined in the First Lien Intercreditor Agreement) will be given in accordance with certain security principles (the “Security Principles”) set forth below.

(2) The Security Principles embody recognition by all parties that there may be certain legal and practical difficulties in obtaining effective security from the Issuers and Note Guarantors. However, it is acknowledged that to the extent the Security Principles conflict with the specific provisions of the Indenture or any Security Document (other than those explicitly qualified by these Security Principles), the provisions of the Indenture or such Security Document will prevail.

(3) For purposes of the Security Principles, “value” refers to fair market value; provided, however, that if no fair market value is readily ascertainable, value shall refer to book value determined in accordance with GAAP (as defined in the Senior Secured Credit Facilities) (consistently applied), as of the date of the most recently ended fiscal quarter for which financial statements are available.

(4) For purposes of the covenants set forth in the Indenture and Security Documents, the Applicable Representative from time to time shall make all determinations on behalf of the noteholders with respect to these Security Principles and the Notes shall not be entitled to any Collateral not also available on the same priority basis in respect of the Senior Secured Credit Facilities, any other Credit Agreement or other Public Debt.

The Security Principles are as follows:

(a) general statutory limitations, financial assistance, capital maintenance, corporate benefit, fraudulent preference, “thin capitalisation” rules, retention of title claims, exchange control restrictions and similar principles may limit the ability of Issuers and Note Guarantors to provide a guarantee or security or may require that the guarantee or security be limited by an amount or otherwise; the Issuers and Note Guarantors will use reasonable endeavours to provide the maximum permissible credit support and to assist in demonstrating that adequate corporate benefit accrues to any relevant entity;

(b) the security and extent of its perfection may be limited where the Applicable Representative reasonably determines in consultation with the Loan Parties (in each case as used in this definition, such term as defined in the Senior Secured Credit Facilities) that the cost to the Loan Parties (including for the avoidance of doubt, any material tax costs to the Loan Parties taken as a whole) of providing security is excessive in relation to the benefit accruing to the Secured Parties (as defined in the First Lien Intercreditor Agreement);

(c) any assets subject to third party arrangements which are permitted by the Indenture and which prevent those assets from being subject to a Lien will not be subject to a Lien in any relevant Security Document, provided that reasonable endeavours to obtain consent to such Lien shall be used by the relevant Issuer or Note Guarantor if the relevant asset is material and if seeking such consent will not adversely affect the business of the Issuer or Note Guarantor or their commercial relationships;

(d) guarantees and security will not be required from companies that are not Wholly Owned Subsidiaries (such term, as used throughout these Security Principles, to exclude directors’ qualifying shares and similar insignificant minority ownership interests). Where security is provided by a wholly owned subsidiary of any Issuer or Note Guarantor (whether direct or indirect) and such subsidiary subsequently ceases to be wholly owned but remains a subsidiary, there shall be no requirement for the release of such guarantee or security;

(e) RGHL and its Subsidiaries (the “Group”) will not be required to grant Note Guarantees or enter into Security Documents if it would conflict with the fiduciary duties of their directors or contravene any legal prohibition or result in a risk of personal or criminal liability on the part of any officer, provided that the relevant member of the Group shall use reasonable endeavours to overcome any such obstacle;

provided further, however, that the above limitation shall be assessed in respect of the obligations of such member of the Group under the Credit Documents (as defined in the First Lien Intercreditor Agreement) generally and not just the Note Guarantee or security being granted by that member of the Group;

(f) the Issuers and Note Guarantors will not be required to grant guarantees or enter into Security Documents where there would be a significant tax disadvantage in doing so and without limiting the generality of the foregoing, none of the Issuers or any Note Guarantor shall be required to give a Note Guarantee or a pledge of its assets if such entity is a US Controlled Foreign Subsidiary, and in no event shall more than 65% of the total outstanding voting Equity Interests of such an entity be required to be pledged.

(g) perfection of security, when required, and other legal formalities will be completed as soon as practicable and, in any event, within the time periods specified in the Indenture and Security Documents therefor or (if earlier or to the extent no such time periods are specified in the Indenture and Security Documents) within the time periods specified by applicable law in order to ensure due perfection. The perfection of security granted will not be required if it would have a material adverse effect on the ability of the relevant Issuer or Note Guarantor to conduct its operations and business in the ordinary course as otherwise permitted by the Indenture and Security Documents;

(h) the Collateral Agent (acting in its own right or on behalf of the relevant Secured Parties (in each case used in this definition, as defined in the First Lien Intercreditor Agreement)) shall be able to enforce the security granted by the Security Documents without any restriction from (i) the constitutional documents of any of the Issuers and Note Guarantors, to the extent that such restrictions can be removed under relevant law, (ii) any of the Issuers and Note Guarantors which is or whose assets are the subject of such Security Document (but subject to any inalienable statutory or common law rights which the Issuers and Note Guarantors may have to challenge such enforcement) or (iii) any shareholders of the foregoing not party to the relevant Security Document, to the extent that it is within the power of the Issuers and Note Guarantors to ensure that such restrictions do not apply;

(i) the maximum secured amount may be limited to minimize stamp duty, notarisation, registration or other applicable fees, taxes and duties;

(j) where a class of assets to be secured by an Obligor includes material and immaterial assets, the Issuers and the Administrative Agent under the Senior Secured Credit Facilities (or such other Applicable Representative) may agree a threshold in respect of such assets and direct the Collateral Agent to act accordingly;

(k) the only owned real property owned by RGHL and its Subsidiaries required to be pledged on the Escrow Release Date or as soon as reasonably practicable thereafter, but, in any event, at the same time such pledge is given in respect of the Senior Secured Credit Facilities, will be the real property pledged in respect of the Senior Secured Credit Facilities at such time. After the Escrow Release Date, neither RGHL nor any of its Subsidiaries will be required to pledge any real property owned by RGHL or such Subsidiaries unless the value of such real property exceeds €5.0 million. Neither RGHL nor any of its Subsidiaries will be required to pledge any property in which it has a leasehold interest;

(l) unless granted under a global Security Document governed by the law of the jurisdiction of the Issuers or a Note Guarantor or New York law, all security (other than share security over subsidiaries of the Issuers or a Note Guarantor) shall be governed by the law of and secure assets located in the jurisdiction of incorporation of that entity; provided that for certain receivables security, such security may be governed by the law of the jurisdiction of incorporation or domicile of the creditor or the law that governs the underlying receivable;

(m) other than where intellectual property is secured by a floating charge or other similar all-asset security interest, security interests need only be granted for intellectual property with a value greater than €1.0 million. Security interests in intellectual property will be registered solely in the jurisdiction of incorporation of the entity that owns such intellectual property; provided, however, that, with respect to intellectual property that is material to such entity, to the extent the registration of a security interest in or the taking of any other commercially reasonable actions with respect to, such intellectual property in any other jurisdiction is necessary to ensure that the Secured Parties would be able to realize upon the value of the secured intellectual property in the event of enforcement action, such registration or other actions will be taken in such other jurisdiction as the Collateral Agent may reasonably request taking into account the cost to the Loan Parties of such registration in relation to the benefit accruing to the Secured Parties;

(n) security interests will be taken over only those insurance policies of the Issuers and Note Guarantors that are material to the Group as a whole, as reasonably determined by the Administrative Agent under the Senior Secured Credit Facilities (or other Applicable Representative, as applicable);

(o) other than where equipment is secured by a floating charge or other similar all-asset security interest, security interests need only be granted for manufacturing equipment with a value greater than €250,000;

(p) security interests will be provided over the equity of any Subsidiary that is not a Loan Party only if (i) it is organized in a jurisdiction where one or more Loan Party is organized, (ii) as of the last day of the fiscal quarter of RGHL most recently ended for which financial statements are available, it had gross assets (excluding intra group items but including investments in Subsidiaries) in excess of 1.0% of Consolidated Total Assets (as defined in the Senior Secured Credit Facilities) or (iii) for the period of four consecutive fiscal quarters of RGHL most recently ended for which financial statements are available, it had earnings before interest, tax, depreciation and amortization calculated on the same basis as Consolidated EBITDA in excess of 1.0% of the Consolidated EBITDA (as such terms are defined in the Senior Secured Credit Facilities); and

(q) no security interest will be provided over the equity of any Subsidiary that (a) does not conduct any business operations, (b) has assets with a book value not in excess of $100,000 and (c) does not have any indebtedness outstanding.

For the avoidance of doubt, in these Security Principles, “cost” includes, but is not limited to, income tax cost, registration taxes payable on the creation or for the continuance of any security, stamp duties, out-of-pocket expenses and other fees and expenses directly incurred by the relevant grantor of security or any of its direct or indirect owners, Subsidiaries or Affiliates.

(B)	Note Guarantors and Security

Each Note Guarantee will be an upstream, cross-stream and downstream guarantee of all the Obligations with respect to the Notes and the Note Guarantees, subject to the requirements of the Security Principles in each relevant jurisdiction. Subject to the Security Principles, the security will secure all of the Obligations with respect to the Notes and the Note Guarantees.

Subject to these Security Principles, the security package shall include stock and other membership interests issued by the Issuers and Note Guarantors and intercompany and trade receivables, bank accounts (and amounts on deposit therein), intellectual property, insurance, real estate, inventory and equipment, in each case owned by an Issuer or Note Guarantor and, in jurisdictions where an “all asset” security interest can be created in a security document, security over all assets shall, subject to the Indenture and Security Documents, be given by the Issuers and Note Guarantors formed in that jurisdiction.

To the extent possible, all security shall be given in favour of the Collateral Agent and not the Holders individually, provided that any accessory security (akzessorische Sicherheit) governed by Swiss and German law shall be given in favour of the Collateral Agent and Secured Parties (as defined in the First Lien Intercreditor Agreement) individually if so required by the Applicable Representative. “Parallel debt” provisions will be used where necessary; such provisions will be contained in the First Lien Intercreditor Agreement and not the individual Security Documents unless required under local laws. To the extent possible, the grant of security in the Collateral shall be structured, documented or otherwise implemented in a manner so that there should be no action required to be taken in relation to the security when any noteholder transfers an interest in the Notes to another party. To the extent such action is required, the Applicable

Representative shall not require the Collateral Agent to obtain security in such asset giving rise to the requirement for such action upon a transfer of an interest in the Notes to another party.

The Issuers and Note Guarantors will be required to pay the reasonable costs of any re-execution, notarisation, re-registration, amendment or other perfection requirement for any security on any transfer by a Holder to a new Holder on or prior to the date on which the Initial Purchasers notify RGHL that primary distribution of the Notes is complete. Otherwise the cost or fee shall be for the account of the transferee Holder.

2.	Terms of Security Documents

The following principles will be reflected in the terms of any security taken as part of this transaction:

(a) the security will be first ranking, to the extent possible;

(b) security will (to the extent possible under local law) not be enforceable unless an Event of Default (as defined in the First Lien Intercreditor Agreement) has occurred and is continuing;

(c) any representations, warranties or undertakings which are required to be included in any Security Document shall reflect (to the extent to which the subject matter of such representation, warranty and undertaking is the same as the corresponding representation, warranty and undertaking in the Credit Agreement, the Senior Secured Notes Indenture or any Additional Agreement (as defined in the First Lien Intercreditor Agreement and to the extent relevant) (collectively, the “Principal Loan Documents”) the commercial deal set out in the Principal Loan Documents (save to the extent that applicable local counsel agree that it is necessary to include any further provisions (or deviate from those contained in the Principal Loan Documents) in order to protect or preserve the security granted thereunder);

(d) the provisions of each security document will not be unduly burdensome on the relevant Issuer or Note Guarantor granting such security or interfere unreasonably with the operation of its business and will be limited to those required to create effective security and not impose unreasonable commercial obligations;

(e) information, such as lists of assets, will be provided if and only to the extent (i) required by law to create, enforce, perfect or register the security or (ii) necessary or advisable to enforce the security; provided, however, that such information need not be provided by an Issuer or Note Guarantor pursuant to this subclause (ii) more frequently than annually unless an Event of Default has occurred (or, in the case of third-party trade debtors, unless a Default has occurred which is continuing), and in each case that information can be provided without breaching confidentiality requirements or damaging business relationships;

(f) the Collateral Agent and Secured Parties shall be able to exercise a power of attorney only following the occurrence of an Event of Default or if the relevant Issuer or Note Guarantor granting such security has failed to comply with a further assurance or perfection obligation within 10 Business Days of being notified of that failure;

(g) security will, where possible and practical, automatically create security over future assets of the same type as those already secured;

(h) notification of receivables security to third-party trade debtors shall not be given unless a Default has occurred and is continuing and for intercompany receivables notification may be given at the time such security is granted to the extent required by local law to perfect such security or if a Default has occurred and is continuing;

(i) in respect of the share pledges, until an Event of Default has occurred, the pledgors shall be permitted to retain and to exercise voting rights to any shares pledged by them in a manner which does not adversely affect the validity or enforceability of the security or cause an Event of Default to occur and the subsidiaries of the pledgors should be permitted to pay dividends upstream on pledged shares to the extent permitted under the Principal Loan Documents; and

(j) in respect of bank accounts (and cash therein), the Collateral Agent agrees with the relevant Issuer or Note Guarantor that the Collateral Agent shall not give any instructions or withhold any withdrawal rights from such Issuer or Note Guarantor, unless an Event of Default has occurred and is continuing, or, after giving effect to any withdrawal, would occur.

“Applicable Premium” (as determined by the Issuers) means, with respect to (x) a Dollar Note at any redemption date, the greater of (i) 1.00% of the principal amount of such Dollar Note and (ii) the excess, if any, of (A) the present value at such redemption date of (1) the redemption price of such Dollar Note on October 15, 2012 (such redemption price being described in the second paragraph under “— Optional Redemption — Dollar Notes” exclusive of any accrued interest and additional interest, if any) plus (2) all required remaining scheduled interest payments due on such Dollar Note through October 15, 2012 (excluding accrued but unpaid interest and additional interest, if any, to the redemption date), computed using a discount rate equal to the Treasury Rate at the redemption date plus 50 basis points over (B) the principal amount of such Dollar Note on such redemption date and (y) a Euro Note at any redemption date, the greater of (i) 1.00% of the principal amount of such Euro Note and (ii) the excess, if any, of (A) the present value at such redemption date of (1) the redemption price of such Euro Note on October 15, 2012 (such redemption price being described in the second paragraph under “— Optional Redemption — Euro Notes” exclusive of any accrued but unpaid interest and additional interest, if any) plus (2) all required remaining scheduled interest payments due on such Euro Note through October 15, 2012 (excluding accrued but unpaid interest and additional interest, if any, to the redemption date), computed using a discount rate equal to the Bund Rate at the redemption date plus 50 basis points over (B) the principal amount of such Euro Note on such redemption date.

“Asset Sale” means:

(1) the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a Sale/Leaseback Transaction) outside the ordinary course of business of BP I, BP II or any Restricted Subsidiary (each referred to in this definition as a “disposition”) or

(2) the issuance or sale of Equity Interests (other than directors’ qualifying shares and shares issued to foreign nationals or other third parties to the extent required by applicable law) of any Restricted Subsidiary (other than to BP I, BP II or a Restricted Subsidiary and other than the issuance of Preferred Stock of a Restricted Subsidiary issued in compliance with the covenant described under “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) (whether in a single transaction or a series of related transactions), in each case other than:

(a) a disposition of cash, Cash Equivalents or Investment Grade Securities or obsolete, surplus or worn-out property or equipment in the ordinary course of business;

(b) transactions permitted pursuant to the provisions described above under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control;

(c) any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under “— Certain Covenants — Limitation on Restricted Payments”;

(d) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary, which assets or Equity Interests so disposed or issued have an aggregate Fair Market Value of less than €10.0 million;

(e) any disposition of property or assets, or the issuance of securities, by a Restricted Subsidiary to RGHL or by BP I, BP II or a Restricted Subsidiary to BP I, BP II or a Restricted Subsidiary;

(f) any exchange of assets (including a combination of assets and Cash Equivalents) for assets related to a Similar Business of comparable or greater Fair Market Value or, as determined in good faith by senior management or the Board of Directors of BP I or BP II, to be of comparable or greater usefulness to the business of BP I, BP II and the Restricted Subsidiaries as a whole;

(g) foreclosure, exercise of termination rights or any similar action with respect to any property or any other asset of BP I, BP II or any Restricted Subsidiaries;

(h) any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i) the lease, assignment or sublease of any real or personal property in the ordinary course of business;

(j) any sale of inventory, trading stock or other assets in the ordinary course of business;

(k) any grant in the ordinary course of business of any license of patents, trademarks, know-how or any other intellectual property;

(l) an issuance of Capital Stock pursuant to an equity incentive or compensation plan approved by the Board of Directors;

(m) dispositions consisting of the granting of Permitted Liens;

(n) dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(o) any disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than BP I, BP II or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition;

(p) any surrender or waiver of contract rights or the settlement, release, recovery on or surrender of contract, tort or other claims of any kind;

(q) a Financing Disposition or a transfer (including by capital contribution) of accounts receivable and related assets of the type specified in the definition of “Receivables Financing” (or a fractional undivided interest therein) by a Receivables Subsidiary or any Restricted Subsidiary (x) in a Qualified Receivables Financing or (y) pursuant to any other factoring on arm’s length terms or (z) in the ordinary course of business;

(r) the sale of any property in a Sale/Leaseback Transaction not prohibited by the Indenture with respect to any assets built or acquired by BP I, BP II or any Restricted Subsidiary after the Reference Date;

(s) in the ordinary course of business, any lease, assignment or sublease of any real or personal property, in exchange for services (including in connection with any outsourcing arrangements) of comparable or greater Fair Market Value or, as determined in good faith by senior management or the Board of Directors of BP I or BP II, to be of comparable or greater usefulness to the business of BP I, BP II and the Restricted Subsidiaries as a whole; provided, that any cash or Cash Equivalents received must be applied in accordance with the covenant described under “— Certain Covenants — Asset Sales;” and

(t) sales or other dispositions of Equity Interests in joint ventures in existence on the Issue Date.

“August 2011 Notes” means the August 2011 Senior Secured Notes and the August 2011 Senior Notes.

“August 2011 Senior Indenture” means the Senior Notes Indenture dated as of August 9, 2011, among RGHL US Escrow II LLC, RGHL US Escrow II Inc., The Bank of New York Mellon as Trustee, Principal Paying Agent, Transfer Agent and Registrar and The Bank of New York Mellon, London Branch as Paying Agent, as supplemented, amended and modified from time to time thereafter.

“August 2011 Senior Notes” means the $1,000.0 million aggregate principal amount of 9.875% Senior Secured Notes due 2019 issued pursuant to the August 2011 Senior Indenture.

“August 2011 Secured Indenture” means the Senior Secured Notes Indenture dated as of August 9, 2011, among RGHL US Escrow II LLC, RGHL US Escrow II Inc., The Bank of New York Mellon Trustee, Principal Paying Agent, Transfer Agent, Collateral Agent and Registrar, Wilmington Trust London Limited as Additional Collateral Agent and The Bank of New York Mellon, London Branch as Paying Agent, as supplemented, amended and modified from time to time thereafter.

“August 2011 Senior Secured Notes” means the $1,500.0 million aggregate principal amount of 7.875% Senior Secured Notes due 2019 issued pursuant to the August 2011 Secured Indenture.

“Bank Indebtedness” means any and all amounts payable under or in respect of any Credit Agreement (which may include First Lien Obligations, including Additional Notes), the other Credit Agreement Documents and any Local Facility Agreement, in each case as amended, restated, supplemented, waived, replaced, restructured, repaid, refunded, refinanced or otherwise modified from time to time (including after termination of such Credit Agreement or Local Facility Agreement), including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to RGHL, BP I or BP II whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

“Board of Directors” means, as to any Person, the board of directors or managers, as applicable, of such Person (or, if such Person is a partnership, the board of directors or other governing body of the general partner of such Person) or any duly authorized committee thereof.

“BP II” means Beverage Packaging Holdings (Luxembourg) II S.A, a company incorporated as a société à anonyme under the laws of Luxembourg with registered office at 6C, rue Gabriel Lippman, L-5365 Munsbach, Grand Duchy of Luxembourg (or any successor in interest thereto).

“BP III” means Beverage Packaging Holdings (Luxembourg) III S.à r.l., a company incorporated as a société à responsabilité limitée under the laws of Luxembourg with registered office at 6C, rue Gabriel Lippmann, L-5365 Munsbach, Grand Duchy of Luxembourg (or any successor in interest thereto).

“Bund Rate” means, with respect to any relevant date, the rate per annum equal to the equivalent yield to maturity as of such date of the Comparable German Bund Issue, assuming a price for the Comparable German Bund Issue (expressed as a percentage of its principal amount) equal to the Comparable German Bund Price for such relevant date, where:

(1) “Comparable German Bund Issue” means the German Bundesanleihe security selected by any Reference German Bund Dealer as having a fixed maturity most nearly equal to the period from such redemption date to October 15, 2012, and that would be utilized at the time of selection and in accordance with customary financial practice, in pricing new issues of euro-denominated corporate debt securities in a principal amount approximately equal to the then outstanding principal amount of the Euro Notes and of a maturity most nearly equal to October 15, 2012; provided, however, that, if the period from such redemption date to October 15, 2012 is less than one year, a fixed maturity of one year shall be used;

(2) “Comparable German Bund Price” means, with respect to any relevant date, the average of all Reference German Bund Dealer Quotations for such date (which, in any event, must include at least two such quotations), after excluding the highest and lowest such Reference German Bund Dealer Quotations, or if the Luxembourg Issuer obtains fewer than four such Reference German Bund Dealer Quotations, the average of all such quotations;

(3) “Reference German Bund Dealer” means any dealer of German Bundesanleihe securities appointed by the Luxembourg Issuer in consultation with the Trustee; and

(4) “Reference German Bund Dealer Quotations” means, with respect to each Reference German Bund Dealer and any relevant date, the average as determined by the Luxembourg Issuer of the bid and offered prices for the Comparable German Bund Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Luxembourg Issuer by such Reference German Bund Dealer at 3:30 p.m. Frankfurt, Germany, time on the third Business Day preceding the relevant date.

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions are authorized or required by law to close in New York City, Luxembourg or London.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock or shares;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Cash Equivalents” means:

(1) US dollars, pounds sterling, euro, the national currency of any member state in the European Union or, in the case of any Restricted Subsidiary that is not organized or existing under the laws of the United States, any member state of the European Union or any state or territory thereof, such local currencies held by it from time to time in the ordinary course of business;

(2) securities issued or directly and fully guaranteed or insured by the US, U.K. Canadian, Swiss or Japanese government or any country that is a member of the European Union or any agency or instrumentality thereof in each case maturing not more than two years from the date of acquisition;

(3) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances, in each case with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank whose long-term debt is rated “A” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency);

(4) repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper issued by a corporation (other than an Affiliate of any Issuer) rated at least “A-2” or the equivalent thereof by S&P or “P-2” or the equivalent thereof by Moody’s (or reasonably equivalent ratings of another internationally recognized ratings agency) and in each case maturing within one year after the date of acquisition;

(6) readily marketable direct obligations issued by any state of the United States of America, any province of Canada, any member of the European Monetary Union, the United Kingdom, Switzerland or Norway or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two years from the date of acquisition;

(7) Indebtedness issued by Persons (other than any Issuer or any of its Affiliates) with a rating of “A” or higher from S&P or “A-2” or higher from Moody’s in each case with maturities not exceeding two years from the date of acquisition;

(8) for the purpose of paragraph (a) of the definition of “Asset Sale,” any marketable securities of third parties owned by BP I, BP II or the Restricted Subsidiaries on the Issue Date;

(9) interest in investment funds investing at least 95% of their assets in securities of the types described in clauses (1) through (7) above; and

(10) instruments equivalent to those referred to in clauses (1) through (8) above denominated in euro or any other foreign currency comparable in credit quality and tenor to those referred to above and commonly used by corporations for cash management purposes in any jurisdiction outside the United States to the extent reasonably required in connection with any business conducted by any Subsidiary organized in such jurisdiction.

“Clearstream” means Clearstream Banking, société anonyme or any successor securities clearing agency.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral” means all the assets of any Obligor subject to Liens created pursuant to any Security Documents.

“Collateral Agent” means The Bank of New York Mellon in its capacity as collateral agent under the First Lien Intercreditor Agreement, any successor thereto under the First Lien Intercreditor Agreement, Wilmington Trust (London) Limited, as additional collateral agent under the First Lien Intercreditor Agreement and any other collateral agent that accedes to the First Lien Intercreditor Agreement as co-collateral agent or additional or separate collateral agent with respect to all or any portion of the Collateral, and any successor to any such other collateral agent.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of:

(1) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Profit (including amortization of original issue discount and bond premium, the interest component of Capitalized Lease Obligations, and net payments and receipts (if any) pursuant to interest rate Hedging Obligations (provided, however, that if Hedging Obligations result in net benefits received by such Person, such benefits shall be credited to reduce Consolidated Interest Expense to the extent paid in cash unless, pursuant to GAAP, such net benefits are otherwise reflected in Consolidated Net Profit) and excluding amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses and expensing of any bridge commitment or other financing fees); plus

(2) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (but excluding any capitalizing interest on Subordinated Shareholder Funding); plus

(3) commissions, discounts, yield and other fees and charges Incurred in connection with any Receivables Financing which are payable to Persons other than BP I, BP II and the Restricted Subsidiaries; minus

(4) interest income for such period.

“Consolidated Net Profit” means, with respect to any Person for any period, the aggregate of the Net Profit of such Person and its Restricted Subsidiaries for such period, on a consolidated basis; provided, however, that, without duplication:

(1) any net after-tax extraordinary, nonrecurring or unusual gains or losses or income, expenses or charges (less all fees and expenses relating thereto) including severance expenses, relocation costs and expenses and expenses or charges related to any Equity Offering, Permitted Investment, acquisition

(including integration costs) or Indebtedness permitted to be Incurred by the Indenture (in each case, whether or not successful), including any such fees, expenses, charges or change in control payments made under the Acquisition Documents, the Reynolds Acquisition Documents or otherwise related to the Transactions, in each case, shall be excluded;

(2) any increase in amortization or depreciation or any one-time non-cash charges or increases or reductions in Net Profit, in each case resulting from purchase accounting in connection with the Transactions or any acquisition that is consummated after the Issue Date shall be excluded;

(3) the Net Profit for such period shall not include the cumulative effect of a change in accounting principles during such period;

(4) any net after-tax income or loss from discontinued operations and any net after-tax gains or losses on disposal of discontinued operations shall be excluded;

(5) any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to business dispositions or asset dispositions other than in the ordinary course of business (as determined in good faith by the Board of Directors of BP I or BP II) shall be excluded;

(6) any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of indebtedness or Hedging Obligations or other derivative instruments shall be excluded;

(7) the Net Profit for such period of any Person that is not a Subsidiary of such Person, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period;

(8) solely for the purpose of determining the amount available for Restricted Payments under clause (1) of the definition of Cumulative Credit contained in “— Certain Covenants — Limitation on Restricted Payments,” the Net Profit for such period of any Restricted Subsidiary (other than any Issuer or any Note Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of its Net Profit is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally waived or are permitted under the covenant described under “— Certain Covenants — Dividend and Other Payment Restrictions Affecting Subsidiaries;” provided that the Consolidated Net Profit of such Person shall be increased by the amount of dividends or other distributions or other payments actually paid in cash (or converted into cash) by any such Restricted Subsidiary to such Person, to the extent not already included therein;

(9) an amount equal to the amount of Tax Distributions actually made to any parent of such Person in respect of such period in accordance with clause (12) of the second paragraph under “— Certain Covenants — Limitation on Restricted Payments” shall be included as though such amounts had been paid as income taxes directly by such Person for such period;

(10) any non-cash impairment charges or asset write-offs, and the amortization of intangibles arising in each case pursuant to GAAP or the pronouncements of the IASB shall be excluded;

(11) any non-cash expense realized or resulting from stock option plans, employee benefit plans or post-employment benefit plans, grants and sales of stock, stock appreciation or similar rights, stock options or other rights to officers, directors and employees shall be excluded;

(12) any (a) one-time non-cash compensation charges, (b) the costs and expenses after the Issue Date related to employment of terminated employees, (c) costs or expenses realized in connection with,

resulting from or in anticipation of the Transactions or (d) costs or expenses realized in connection with or resulting from stock appreciation or similar rights, stock options or other rights existing on the Issue Date of officers, directors and employees, in each case of such Person or any of its Restricted Subsidiaries, shall be excluded;

(13) accruals and reserves that are established or adjusted as a result of the Transactions (including as a result of the adoption or modification of accounting policies in connection with the Transactions) within 12 months after the Issue Date and that are so required to be established in accordance with GAAP shall be excluded;

(14) solely for purposes of calculating EBITDA, (a) the Net Profit of any Person and its Restricted Subsidiaries shall be calculated without deducting the income attributable to, or adding the losses attributable to, the minority equity interests of third parties in any non-wholly owned Restricted Subsidiary except to the extent of dividends declared or paid in respect of such period or any prior period on the shares of Capital Stock of such Restricted Subsidiary held by such third parties and (b) any ordinary course dividend, distribution or other payment paid in cash and received from any Person in excess of amounts included in clause (7) above shall be included;

(15) (a) (i) the non-cash portion of “straight-line” rent expense shall be excluded and (ii) the cash portion of “straight-line” rent expense that exceeds the amount expensed in respect of such rent expense shall be included and (b) non-cash gains, losses, income and expenses resulting from fair value accounting required by the applicable standard under GAAP shall be excluded;

(16) unrealized gains and losses relating to hedging transactions and mark-to-market of Indebtedness denominated in foreign currencies resulting from the applications of the applicable standard under GAAP shall be excluded; and

(17) solely for the purpose of calculating Restricted Payments, the difference, if positive, of the Consolidated Taxes of BP I and BP II calculated in accordance with GAAP and the actual Consolidated Taxes paid in cash by BP I and BP II during any Reference Period shall be included.

Notwithstanding the foregoing, for the purpose of the covenant described under “— Certain Covenants — Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Profit any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries of BP I or BP II or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clauses (5) and (6) of the definition of Cumulative Credit contained therein.

“Consolidated Non-cash Charges” means, with respect to any Person for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Profit of such Person for such period on a consolidated basis and otherwise determined in accordance with GAAP, but excluding any such charge which consists of or requires an accrual of, or cash reserve for, anticipated cash charges for any future period.

“Consolidated Taxes” means with respect to any Person for any period, provision for taxes based on income, profits or capital, including, without limitation, national, state, franchise and similar taxes and any Tax Distributions taken into account in calculating Consolidated Net Profit.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent:

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2) to advance or supply funds:

(a) for the purchase or payment of any such primary obligation, or

(b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Credit Agreement” means (i) the Senior Secured Credit Facilities and (ii) whether or not the instruments referred to in clause (i) remain outstanding, if designated by the Issuers to be included in the definition of “Credit Agreement,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances) or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Credit Agreement Documents” means the collective reference to the Credit Agreement, any notes issued pursuant thereto and the guarantees thereof and any security or collateral documents entered into in relation thereto, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified from time to time.

“Currency Agreement” means, in respect of a Person, any foreign exchange contract, currency swap agreement, currency futures contract, currency option contract, currency derivative or other similar agreement to which such Person is a party or beneficiary.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by BP I, BP II or one of the Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate, setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of BP I or BP II or any direct or indirect parent of BP I or BP II (other than Disqualified Stock), that is issued for cash (other than to BP I, BP II or any of their respective Subsidiaries or an employee stock ownership plan or trust established by BP I, BP II or any of their respective Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officers’ Certificate, on the issuance date thereof.

“Disinterested Directors” means, with respect to any Affiliate Transaction, one or more members of the Board of Directors of BP I, BP II or any parent company of BP I or BP II having no material direct or indirect financial interest in or with respect to such Affiliate Transaction. A member of any such Board of Directors shall not be deemed to have such a financial interest by reason of such member’s holding of Equity Interests of BP I, BP II or any parent company of BP I or BP II or any options, warrants or other rights in respect of such Equity Interests.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event:

(1) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than as a result of a change of control or asset sale, provided that the relevant asset sale or change of control provisions, taken as a whole, are not materially more disadvantageous to the holders of the Notes than is customary in comparable transactions (as determined in good faith by the Issuers));

(2) is convertible or exchangeable for Indebtedness or Disqualified Stock of such Person; or

(3) is redeemable at the option of the holder thereof, in whole or in part (other than solely as a result of a change of control or asset sale),

in each case prior to 91 days after the maturity date of the Notes or the date the Notes are no longer outstanding; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided, further, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of BP I, BP II or their respective Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by BP I or BP II in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability; provided, further, that any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock shall not be deemed to be Disqualified Stock.

“Domestic Subsidiary” means, with respect to any Person, any Subsidiary of such Person that is incorporated or organized under the laws of the United States of America or any state thereof or the District of Columbia.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Profit of such Person for such period plus, without duplication, to the extent the same was deducted in calculating Consolidated Net Profit:

(1) Consolidated Taxes; plus

(2) Consolidated Interest Expense; plus

(3) Consolidated Non-cash Charges; plus

(4) business optimization expenses and other restructuring charges, expenses or reserves; provided that with respect to each business optimization expense or other restructuring charge, expense or reserve, the Issuers shall have delivered to the Trustee an Officers’ Certificate specifying and quantifying such expense, charge or reserve and stating that such expense, charge or reserve is a business optimization expense or other restructuring charge or reserve, as the case may be; plus

(5) the amount of management, monitoring, consulting and advisory fees and related expenses paid to Rank (or any accruals relating to such fees and related expenses) during such period pursuant to the terms of the agreements between Rank and BP I or BP II and its Subsidiaries as described with particularity in the Offering Circular and as in effect on the Issue Date; plus

(6) all add backs reflected in the financial presentation of “RGHL Group Combined Pro Forma Adjusted EBITDA” in the section called “Summary Historical Pro Forma Financial and Other Data” in the amounts set forth in and as further described in that section of the Offering Circular, but only to the extent such add backs occurred in the consecutive four quarter period used in the calculations of Fixed Charge Coverage Ratio and Senior Secured First Lien Leverage Ratio, as the case may be; less, without duplication,

(1) non-cash items increasing Consolidated Net Profit for such period (excluding the recognition of deferred revenue or any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges that reduced EBITDA in any prior period and any items for which cash was received in a prior period); less

(2) all deductions reflected in the financial presentation of “RGHL Group Combined Pro Forma Adjusted EBITDA” in the section called “Summary Historical Pro Forma Financial and Other Data” in the amounts set forth in and as further described in that section of the Offering Circular, but only to the extent such deductions occurred in the consecutive four quarter period used in the calculations of Fixed Charge Coverage Ratio and Senior Secured First Lien Leverage Ratio, as the case may be.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale after the Issue Date of ordinary shares or Preferred Stock of BP I or any direct or indirect parent of BP I or BP II, as applicable (other than Disqualified Stock), other than:

(1) public offerings with respect to BP I’s or such direct or indirect parent’s ordinary shares registered on Form S-8;

(2) issuances to any Subsidiary of BP I or BP II; and

(3) any such public or private sale that constitutes an Excluded Contribution.

“Euro Equivalent” means, with respect to any monetary amount in a currency other than euro, at any time of determination thereof by BP I, BP II or the Trustee, the amount of euro obtained by converting such currency other than euro involved in such computation into euro at the spot rate for the purchase of euro with the applicable currency other than euro as published in The Financial Times in the “Currency Rates” section (or, if The Financial Times is no longer published, or if such information is no longer available in The Financial Times, such source as may be selected in good faith by BP I or BP II) on the date of such determination.

“Euroclear” means Euroclear Bank S.A./N.V., as operator of the Euroclear Clearance System or any successor securities clearing agency.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contributions” means the Cash Equivalents or other assets (valued at their Fair Market Value as determined in good faith by senior management or the Board of Directors of BP I or BP II) received by BP I or BP II, as applicable, after the Issue Date from:

(1) contributions to its common equity capital; or

(2) the sale (other than to a Subsidiary of BP I or BP II or to any Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of BP I or BP II,

in each case designated as Excluded Contributions pursuant to an Officers’ Certificate executed by an Officer of BP I or BP II on or promptly after the date such capital contributions are made or the date such Capital Stock is sold, as the case may be.

“Existing Credit Agreement” means the senior facilities agreement dated 11 May 2007, between, among others, BP I and Credit Suisse as mandated lead arranger, agent, issuing bank and security trustee, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder (subject to compliance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Liens” ) or altering the maturity thereof.

“Existing Intercreditor Agreement” means the intercreditor agreement dated May 11, 2007, among RGHL, BP I, the senior lenders identified therein, Credit Suisse, as senior agent thereunder, the senior issuing banks as identified therein, the subordinated bridging lenders, Credit Suisse, as subordinated bridging agent,

Credit Suisse, as security trustee, and the other parties identified therein, as amended on the Escrow Release Date, and as amended, supplemented or modified from time to time thereafter.

“Existing Notes Collateral” means (x) all of the capital stock of BP I and (y) the receivables under the intercompany loans, each dated June 29, 2007 and between BP II and BP I in respect of the proceeds from the Senior Notes and the Senior Subordinated Notes, as from time to time amended, supplemented or modified.

“Existing Notes Offering Circular” means the Offering Circular dated June 22, 2007, with respect to the Senior Notes and Senior Subordinated Notes.

“Existing Notes Security Documents” means the agreements or other instruments entered into or to be entered into between, inter alios, the collateral agent under the Senior Note Indenture and Senior Subordinated Note Indenture, the trustee under the Senior Note Indenture and Senior Subordinated Note Indenture, RGHL and BP II pursuant to which security interests in the Existing Notes Collateral are granted to secure the Senior Notes and the Senior Subordinated Notes from time to time, as from time to time amended, supplemented or modified.

“Fair Market Value” means, with respect to any asset or property, the price that could be negotiated in an arm’s length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction (as determined in good faith by BP I or BP II except as otherwise provided in the Indenture).

“February 2011 Notes” means the February 2011 Senior Secured Notes and the February 2011 Senior Notes.

“February 2011 Senior Indenture” means the Senior Notes Indenture dated as of February 1, 2011, among the US Issuer I, the US Issuer II, the Luxembourg Issuer, the guarantors from time to time party thereto, The Bank of New York Mellon, as Trustee, Principal Paying Agent, Registrar and Transfer Agent and The Bank of New York Mellon, London Branch, as Paying Agent, as supplemented, amended and modified from time to time thereafter.

“February 2011 Senior Notes” means the $1,000.0 million aggregate principal amount of 8.250% Senior Notes due 2021 issued pursuant to the February 2011 Senior Indenture.

“February 2011 Senior Secured Indenture” means the Senior Secured Notes Indenture dated as of February 1, 2011, among the US Issuer I, the US Issuer II, the Luxembourg Issuer, the guarantors from time to time party thereto, The Bank of New York Mellon, as Trustee, Principal Paying Agent, Registrar, Transfer Agent and Collateral Agent and The Bank of New York Mellon, London Branch, as Paying Agent, and Wilmington Trust (London) Limited, as additional Collateral Agent, as supplemented, amended and modified from time to time thereafter.

“February 2011 Senior Secured Notes” means the $1,000.0 million aggregate principal amount of 6.875% Senior Secured Notes due 2021 issued pursuant to the February 2011 Senior Secured Indenture. “Financial Assistance Restricted Subsidiary” means any Restricted Subsidiary that is prevented from being a Note Guarantor due to applicable financial assistance laws; provided that such Restricted Subsidiary shall become a Note Guarantor upon or as soon as reasonably practical after (but not later than 90 days after (subject to the expiration of applicable waiting periods and compliance with applicable laws)) such financial assistance laws no longer prevent such Restricted Subsidiary from being a Note Guarantor if it would otherwise be required to be a Note Guarantor pursuant to “Certain Covenants — Future Note Guarantors.”

“February 2012 Notes” means the $1,250.0 million aggregate principal amount of 9.875% Senior Notes due 2019 issued pursuant to the February 2012 Senior Indenture.

“February 2012 Senior Indenture” means the Senior Notes Indenture dated as of February 15, 2012, among the Issuers, certain guarantors thereto, The Bank of New York Mellon, as Trustee, Principal Paying Agent, Transfer Agent and Registrar and The Bank of New York Mellon, London Branch as Paying Agent.

“Financing Disposition” means any sale, transfer, conveyance or other disposition of inventory that is equipment used in the product filling process by BP I or any Restricted Subsidiary thereof to a Person that is not a Subsidiary of BP I or BP II that meets the following conditions:

(1) the Board of Directors of BP I shall have determined in good faith that such sale, transfer, conveyance or other disposition is in the aggregate economically fair and reasonable to BP I or, as the case may be, the Restricted Subsidiary in question;

(2) all sales of such inventory are made at Fair Market Value;

(3) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by BP I);

(4) no portion of the Indebtedness or any other obligations (contingent or otherwise) of such Person (i) is guaranteed by BP I, BP II or any Restricted Subsidiary, (ii) is with recourse to or obligates BP I, BP II or any Subsidiary of BP I or BP II in any way or (iii) subjects any property or asset of BP I, BP II or any other Subsidiary of BP I or BP II, directly or indirectly, contingently or otherwise, to the satisfaction thereof;

(5) neither BP I, BP II nor any Restricted Subsidiary has any material contract, agreement, arrangement or understanding with such Person other than on terms which BP I or BP II reasonably believes to be no less favorable to BP I, BP II or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of any Issuer; and

(6) neither BP I, BP II nor any other Restricted Subsidiary has any obligation to maintain or preserve such Person’s financial condition or cause such entity to achieve certain levels of operating results.

“First Lien Intercreditor Agreement” means the intercreditor agreement dated as of the Issue Date, among The Bank of New York Mellon, as Collateral Agent, Credit Suisse, as Representative under the Credit Agreement, The Bank of New York Mellon, as Representative under the Indenture, each additional Representative from time to time party thereto and the grantors party thereto, as from time to time amended, supplemented or modified.

“First Lien Obligations” means (i) all Secured Indebtedness secured by a Lien that has equal priority with, ranks pari passu with, or is otherwise on parity with, or ranks prior to, ahead of, or otherwise senior to, the Lien in favor of the Notes, (ii) all other Obligations (not constituting Indebtedness) of BP I, BP II and the Restricted Subsidiaries under the agreements governing such Secured Indebtedness described in clause (i) to this definition and (iii) all other Obligations of BP I, BP II or any Restricted Subsidiaries in respect of Hedging Obligations or Obligations in respect of cash management services, in each case owing to a Person that is a holder of Indebtedness described in clause (i) or Obligations described in clause (ii) or an Affiliate of such holder at the time of entry into such Hedging Obligations or Obligations in respect of cash management services.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that BP I, BP II or any Restricted Subsidiaries Incurs, repays, repurchases or redeems any Indebtedness (other than in the case of revolving credit borrowings or revolving advances in which case interest expense shall be computed based upon the average daily balance of such Indebtedness during the applicable period) or issues, repurchases or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period; provided, however, that the pro forma calculation of Consolidated Interest Expense shall not give effect to (a) any Indebtedness, Disqualified Stock or Preferred Stock Incurred or issued on the date of determination pursuant to the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified and Preferred Stock” and (b) the repayment, repurchase or redemption of any Indebtedness, Disqualified Stock or Preferred Stock to the extent such repayment, repurchase or redemption results from the proceeds of Indebtedness, Disqualified Stock or Preferred Stock Incurred or issued pursuant to the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified and Preferred Stock.”

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations and consolidations (in each case including the Transactions) and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, and any operational changes that BP I, BP II or any of the Restricted Subsidiaries has determined to make or made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date (each, for purposes of this definition, a “pro forma event”) shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations and consolidations (in each case including the Transactions), discontinued operations and operational changes (and the change of any associated Fixed Charges (calculated in accordance with the proviso in the prior paragraph) and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into BP I or BP II or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, amalgamation, consolidation, discontinued operation or operational change, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, consolidation or operational change had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of BP I or BP II. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of BP I or BP II as set forth in an Officers’ Certificate, to reflect operating expense reductions and other operating improvements or synergies reasonably expected to result from the applicable pro forma event (including, to the extent applicable, from the Transactions).

If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligation has a remaining term in excess of 12 months). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of BP I or BP II to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuers may designate.

“Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:

(1) Consolidated Interest Expense of such Person for such period and

(2) all cash dividend payments (excluding items eliminated in consolidation) on any series of Preferred Stock or Disqualified Stock of such Person and its Restricted Subsidiaries.

“Foreign Subsidiary” means, with respect to any Person, any Subsidiary of such Person that is not a Domestic Subsidiary of such Person.

“GAAP” means the International Financial Reporting Standards (“IFRS”) as in effect (except as otherwise provided in the Indenture in relation to financial reports and other information to be delivered to Holders) on the Reference Date. Except as otherwise expressly provided in the Indenture, all ratios and calculations based on GAAP contained in the Indenture shall be computed in conformity with GAAP. At any time after the Issue Date, BP I, BP II and the Issuers may elect to apply generally accepted accounting principles in the United States (“US GAAP”) in lieu of GAAP and, upon any such election, references herein to GAAP shall thereafter be construed to mean US GAAP as in effect (except as otherwise provided in the Indenture) on the date of such election; provided that any such election, once made, shall be irrevocable and that, upon first reporting its fiscal year results under US GAAP each of BP I, BP II and each of the Issuers shall restate its financial statements on the basis of US GAAP for the fiscal year ending immediately prior to the first fiscal year for which financial statements have been prepared on the basis of US GAAP; provided further, however, that in the event BP I, BP II and the Issuers have made such an election and are thereafter required by applicable law to apply IFRS in lieu of US GAAP (or IFRS is a successor to US GAAP) (any such change, a “Required Change”), they shall be entitled to apply IFRS, and that upon subsequently reporting its fiscal year results on the basis of IFRS in lieu of US GAAP each of BP I, BP II and each of the Issuers shall restate its financial statements on the basis of IFRS for the fiscal year ending immediately prior to the fiscal year after such Required Change. In the event that BP I, BP II and the Issuers are required to make the Required Change, references herein to GAAP shall be construed to mean IFRS as in effect on the date of such Required Change. The Issuers shall give notice of election to apply US GAAP or requirement to apply IFRS to the Trustee and the Holders.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and

(2) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

“holder”, “Holder”, “noteholder” or “secured noteholder” means the Person in whose name a Note is registered on the Registrar’s books.

“IASB” means the International Accounting Standards Board and any other organization or agency that shall issue pronouncements regarding the application of GAAP.

“including” means including without limitation.

“Incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary.

“Indebtedness” means, with respect to any Person (without duplication):

(1) the principal and premium (if any) of any indebtedness of such Person, whether or not contingent, (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property (except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor Incurred in the ordinary course of business and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP), (d) in respect of Capitalized Lease Obligations or (e) representing any Hedging Obligations, if and to the extent that any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2) to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the obligations referred to in clause (1) of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business);

(3) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Person; and

(4) to the extent not otherwise included, with respect to BP I, BP II and the Restricted Subsidiaries, the amount then outstanding (i.e., advanced, and received by, and available for use by, BP I, BP II or any Restricted Subsidiaries) under any Receivables Financing (as set forth in the books and records of BP I, BP II or any Restricted Subsidiary and confirmed by the agent, trustee or other representative of the institution or group providing such Receivables Financing) to the extent there is recourse to BP I, BP II or the Restricted Subsidiaries (as that term is understood in the context of recourse and non-recourse receivable financings);

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (1) Contingent Obligations Incurred in the ordinary course of business and not in respect of borrowed money; (2) deferred or prepaid revenues or marketing fees; (3) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller; (4) Obligations under or in respect of Qualified Receivables Financing; (5) obligations under the Acquisition Documents or the Reynolds Acquisition Documents; or (6) Subordinated Shareholder Funding.

Notwithstanding anything in the Indenture to the contrary, Indebtedness shall not include, and shall be calculated without giving effect to, the effects of Statement of Financial Accounting Standards No. 133 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under the Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness; and any such amounts that would have constituted Indebtedness under the Indenture but for the application of this sentence shall not be deemed an Incurrence of Indebtedness under the Indenture.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant, in each case of nationally recognized standing, that is, in the good faith determination of the Issuers, qualified to perform the task for which it has been engaged.

“Initial Purchasers” means Credit Suisse Securities (USA) LLC and Calyon Securities (USA) Inc.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the US, U.K., Canadian, Swiss or Japanese government or any member state of the European Monetary Union or any agency or instrumentality thereof (other than Cash Equivalents);

(2) securities that have a rating equal to or higher than Baa3 (or equivalent) by Moody’s or BBB- (or equivalent) by S&P, or an equivalent rating by any other Rating Agency, but excluding any debt securities or loans or advances between and among BP I, BP II and their respective Subsidiaries;

(3) investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment or distribution; and

(4) corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding two years from the date of acquisition.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers in the ordinary course of business and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of BP I or BP II in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “— Certain Covenants — Limitation on Restricted Payments”:

(1) “Investments” shall include the portion (proportionate to BP I’s or BP II’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of a Subsidiary at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, BP I or BP II, as applicable, shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to:

(a) BP I’s or BP II’s “Investment” in such Subsidiary at the time of such redesignation; less

(b) the portion (proportionate to BP I’s or BP II’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer, in each case as determined in good faith by the Board of Directors of each Issuer.

“Issue Date” means November 5, 2009, the date on which the Notes are originally issued.

“June 2007 Transactions” means the Acquisition and the transactions related thereto (including the transactions contemplated in that certain Memorandum on Structure dated as of May 11, 2007, prepared by Deloitte & Touche), including borrowings under the Existing Credit Agreement then in effect, the borrowings under a senior subordinated bridge loan and the refinancing of such senior subordinated bridge loan and partial prepayment of the Existing Credit Agreement with the proceeds of the issuance of the Senior Notes and the Senior Subordinated Notes, and the contribution (through holding companies of RGHL) by Rank and certain other investors arranged by Rank of common equity, preferred equity or Subordinated Shareholder Funding to BP I and BP II.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or similar encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement or any lease in the nature thereof); provided that in no event shall an operating lease be deemed to constitute a Lien.

“Local Facility” means a working capital facility provided to a Subsidiary of RGHL by a Local Facility Provider in respect of which a Local Facility Certificate has been delivered, and not cancelled, under the terms of (and as such term is defined in) the Existing Intercreditor Agreement and the First Lien Intercreditor Agreement and which constitutes a “Secured Local Facility” as defined in the Credit Agreement Documents.

“Local Facility Agreement” means the agreement under which a Local Facility is made available.

“Local Facility Provider” means a lender or other bank or financial institution that has acceded to the First Lien Intercreditor Agreement, as applicable, and the Existing Intercreditor Agreement as a provider of a Local Facility.

“Luxembourg Proceeds Loans” means (a) the intercompany loan from the Luxembourg Issuer to BP III, dated November 5, 2009 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the Notes, (b) the intercompany loan from the Luxembourg Issuer to BP III, dated May 4, 2010 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the May 2010 Notes, and (c) the intercompany loan from the Luxembourg Issuer to BP III, dated November 16, 2010 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the October 2010 Senior Notes.

“Management Group” means the group consisting of the directors, executive officers and other management personnel of BP I, BP II or any direct or indirect parent of BP I or BP II, as the case may be, on the Reference Date together with (1) any new directors whose election by such boards of directors or whose nomination for election by the shareholders of BP I, BP II or any direct or indirect parent of BP I or BP II, as applicable, was approved by a vote of a majority of the directors of BP I, BP II or any direct or indirect parent of BP I or BP II, as applicable, then still in office who were either directors on the Reference Date or whose election or nomination was previously so approved and (2) executive officers and other management personnel of BP I, BP II or any direct or indirect parent of BP I or BP II, as applicable, hired at a time when the directors on the Reference Date together with the directors so approved constituted a majority of the directors of BP I, BP II or any direct or indirect parent of BP I or BP II, as applicable.

“May 2010 Indenture” means the Senior Notes Indenture dated as of May 4, 2010, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., The Bank of New York Mellon as Trustee, Principal Paying Agent, Transfer Agent and Registrar and The Bank of New York Mellon, London Branch as Paying Agent, as supplemented, amended and modified from time to time thereafter.

“May 2010 Notes” means the $1,000.0 million aggregate principal amount of 8.5% Senior Notes due 2018 issued pursuant to the May 2010 Indenture.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Proceeds” means the aggregate cash proceeds received by BP I, BP II or any Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received in respect of or upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding (i) the assumption by the acquiring person of Indebtedness relating to the disposed assets or other consideration received in any other non-cash form and (ii) the aggregate cash proceeds received by BP I, BP II or any Restricted Subsidiaries in respect of the sale of any Non-Strategic Land since the Reference Date in an aggregate amount of up to €25.0 million), net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements related thereto), amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than pursuant to the second paragraph of the covenant described under either “— Certain Covenants — Asset Sales — Asset Sales”) to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by BP I or BP II as a reserve in accordance with GAAP against any liabilities associated with the asset disposed in such transaction and retained by BP I or BP II after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Net Profit” means, with respect to any Person, the Net Profit (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“New York UCC” means the Uniform Commercial Code as from time to time in effect in the State of New York.

“Non-Strategic Land” means (a) the investment properties in which BP II, BP I or their respective Subsidiaries had an interest at the Reference Date which are a proportion of the real property owned by SIG Combibloc GmbH located at Linnich & Wittenberg in Germany, real property owned by SIG Finanz AG

(which was absorbed by SIG Combibloc Group AG (formerly SIG Holding AG)) located at Newcastle in England, real property owned by SIG Moldtec GmbH & Co. KG, real property owned by SIG Schweizerische Industrie-Gesellschaft AG and located at Neuhausen in Switzerland, Beringen in Switzerland, Rafz in Switzerland, Ecublens in Switzerland and Romanel in Switzerland, real property owned by SIG Combibloc Group AG (formerly SIG Holding AG) located in Beringen in Switzerland, real property owned by SIG Euro Holding AG & Co. KG aA located at Waldshut-Tiengen in Germany and real property owned by SIG Real Estate GmbH & Co. KG located at Neunkirchen in Germany and (b) other properties in which BP II, BP I or their respective Subsidiaries have an interest from time to time and which is designated by BP II in an Officers’ Certificate delivered to the Trustee as not required for the ongoing business operations of BP II, BP I and their respective Subsidiaries.

“Note Documents” means (a) the Notes, the Notes Guarantees, the Indenture, the Security Documents, the First Lien Intercreditor Agreement, the Existing Intercreditor Agreement and (b) any other related document or instrument executed and delivered pursuant to any Note Document described in clause (a) evidencing or governing any Secured Obligations thereunder.

“Note Guarantee” means any guarantee of the obligations of the Issuers under the Indenture and the Notes by any Person in accordance with the provisions of the Indenture.

“Note Guarantors” means RGHL, BP I, BP III, the Restricted Subsidiaries that entered into the Indenture on the Escrow Release Date (other than the Issuers) and any Person that subsequently becomes a Note Guarantor in accordance with the terms of the Indenture; provided that upon the release or discharge of such Person from its Note Guarantee in accordance with the Indenture, such Person shall cease to be a Note Guarantor.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any Indebtedness; provided that Obligations with respect to the Notes shall not include fees or indemnifications in favor of the Trustee and other third parties other than the holders of the Notes.

“Obligor” means any Issuer or a Note Guarantor.

“October 2010 Notes” means the October 2010 Senior Secured Notes and the October 2010 Senior Notes.

“October 2010 Senior Indenture” means the Senior Notes Indenture dated as of October 15, 2010, among RGHL US Escrow I LLC, RGHL US Escrow I Inc., RGHL Escrow Issuer (Luxembourg) I S.A., The Bank of New York Mellon as Trustee, Principal Paying Agent, Transfer Agent and Registrar and The Bank of New York Mellon, London Branch as Paying Agent, as supplemented, amended and modified from time to time thereafter.

“October 2010 Senior Notes” means the $1,500.0 million aggregate principal amount of 9.000% Senior Notes due 2019 issued pursuant to the October 2010 Senior Indenture.

“October 2010 Senior Secured Indenture” means the Senior Secured Notes Indenture dated as of October 15, 2010, among RGHL US Escrow I LLC, RGHL US Escrow I Inc., RGHL Escrow Issuer (Luxembourg) I S.A., The Bank of New York Mellon as Trustee, Principal Paying Agent, Transfer Agent, Collateral Agent and Registrar, Wilmington Trust (London) Limited as Additional Collateral Agent and The Bank of New York Mellon, London Branch as Paying Agent, as supplemented, amended and modified from time to time thereafter.

“October 2010 Senior Secured Notes” means the $1,500.0 million aggregate principal amount of 7.125% Senior Secured Notes due 2019 issued pursuant to the October 2010 Senior Secured Indenture.

“Offer” means the public tender offer by RGHL for all publicly held Target Shares.

“Offering Circular” means the Offering Circular dated October 29, 2009, with respect to the original issuance of the Notes.

“Offer Prospectus” means the prospectus dated December 22, 2006 and the amendments to the prospectus dated February 2, 2007 and March 13, 2007 as published in the Swiss national press.

“Officer” of any Person means the Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of such Person or any other person that the board of directors of such person shall designate for such purpose.

“Officers’ Certificate” means a certificate signed on behalf of BP I or, if otherwise specified, an Issuer, by two Officers of BP I or an Issuer, as applicable, or of a Subsidiary or parent of BP I or an Issuer, as applicable, that is designated by BP I or an Issuer, as applicable, one of whom must be the principal executive officer, the principal financial officer, the treasurer, the principal accounting officer or similar position of BP I or the Issuers, as applicable, or such Subsidiary or parent that meets the requirements set forth in the Indenture and is in form and substance satisfactory to the Trustee.

“Opinion of Counsel” means a written opinion addressed to the Trustee from legal counsel in form and substance satisfactory to the Trustee. The counsel may be an employee of or counsel to BP I or BP II.

“Permitted Holders” means, at any time, each of (i) Rank, (ii) the Management Group and (iii) any Person acting in the capacity of an underwriter in connection with a public or private offering of Capital Stock of BP I or BP II or any of their Affiliates. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investments” means:

(1) any Investment in BP I, BP II or any Restricted Subsidiary;

(2) any Investment in Cash Equivalents or Investment Grade Securities;

(3) any Investment by BP I, BP II or any Restricted Subsidiary in a Person, including in the Equity Interests of such Person, if as a result of such Investment (a) such Person becomes a Restricted Subsidiary, or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys all or Substantially All of its assets to, or is liquidated into, BP I, BP II or a Restricted Subsidiary;

(4) any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of “— Certain Covenants — Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing on, or made pursuant to binding commitments existing on, the Issue Date or an Investment consisting of any extension, modification or renewal of any Investment existing on the Issue Date; provided that the amount of any such Investment only may be increased as required by the terms of such Investment as in existence on the Issue Date;

(6) advances to officers, directors or employees, taken together with all other advances made pursuant to this clause (6), not to exceed the greater of €5.0 million and 0.25% of Total Assets at any one time outstanding;

(7) any Investment acquired by BP I, BP II or any of the Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by BP I, BP II or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable, (b) as a result of a foreclosure by BP I, BP II or any Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default, (c) as a result of the settlement, compromise or resolution of litigation, arbitration or other disputes with Persons who are not Affiliates or (d) in settlement of debts created in the ordinary course of business;

(8) Hedging Obligations permitted under clause (j) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(9) any Investment by BP I, BP II or any Restricted Subsidiaries in a Similar Business having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (9) that are at that time outstanding, not to exceed the greater of €75.0 million and 3.25% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (9) is made in any Person that is not a Restricted Subsidiary at the date of the making of such Investment and such Person becomes a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (9) for so long as such Person continues to be a Restricted Subsidiary;

(10) additional Investments by BP I, BP II or any Restricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (10) that are at that time outstanding (after giving effect to the sale or other transfer of an Unrestricted Subsidiary to the extent the proceeds of such sale received by BP I, BP II and the Restricted Subsidiaries consists of cash and Cash Equivalents), not to exceed €75.0 million at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (10) is made in any Person that is not a Restricted Subsidiary at the date of the making of such Investment and such Person becomes a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (10) for so long as such Person continues to be a Restricted Subsidiary;

(11) loans and advances to officers, directors or employees for business-related travel expenses, moving expenses and other similar expenses, in each case Incurred in the ordinary course of business or consistent with past practice or to fund such person’s purchase of Equity Interests of BP I, BP II or any direct or indirect parent of BP I or BP II;

(12) Investments the payment for which consists of Equity Interests or Subordinated Shareholder Funding of BP I or BP II (other than Disqualified Stock) or any direct or indirect parent of BP I or BP II, as applicable; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clauses (2) and (3) of the definition of Cumulative Credit contained in “— Certain Covenants — Limitation on Restricted Payments;”

(13) any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of the second paragraph of the covenant described under “— Certain Covenants — Transactions with Affiliates” (except transactions described in clauses (2), (6), (7) and (11)(b) of such paragraph);

(14) Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(15) guarantees issued in accordance with the covenants described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Future Note Guarantors;”

(16) Investments consisting of or to finance purchases and acquisitions of inventory, supplies, materials, services or equipment or purchases of contract rights or licenses or leases of intellectual property;

(17) any Investment in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Financing, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Receivables

Financing or any related Indebtedness; provided, however, that any Investment in a Receivables Subsidiary is in the form of a Purchase Money Note, contribution of additional receivables or an equity interest;

(18) any Investment in an entity or purchase of a business or assets in each case owned (or previously owned) by a customer of a Restricted Subsidiary as a condition or in connection with such customer (or any member of such customer’s group) contracting with a Restricted Subsidiary, in each case in the ordinary course of business;

(19) any Investment in an entity which is not a Restricted Subsidiary to which a Restricted Subsidiary sells accounts receivable pursuant to a Receivables Financing;

(20) Investments of a Restricted Subsidiary acquired after the Issue Date or of an entity merged into, amalgamated with, or consolidated with BP I, BP II or a Restricted Subsidiary in a transaction that is not prohibited by the covenant described under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” after the Issue Date to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(21) guarantees by BP I, BP II or any Restricted Subsidiaries of operating leases (other than Capitalized Lease Obligations), trademarks, licenses, purchase agreements or of other obligations that do not constitute Indebtedness, in each case entered into by BP I, BP II or any Restricted Subsidiary in the ordinary course of business consistent with past practice;

(22) pledges or deposits (x) with respect to leases or utilities provided to third parties in the ordinary course of business or (y) that are otherwise a Permitted Lien or made in connection with a Permitted Lien; and

(23) any Indebtedness permitted under clause (y) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

“Permitted Liens” means, with respect to any Person:

(1) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or US government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet overdue by more than 60 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

(3) Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings or the non-payment of which in the aggregate would not reasonably be expected to have a material adverse effect on the Issuers, Holdings and the Restricted Subsidiaries taken as a whole;

(4) Liens (i) required by any regulatory or government authority or (ii) in favor of issuers of performance and surety bonds or bid bonds or letters of credit or completion guarantees issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties Incurred in the ordinary course of business and title defects or irregularities that are of a minor nature and which do not in the aggregate materially impair the operation of the business of such Person;

(6) (i) Liens securing an aggregate principal amount of First Lien Obligations not to exceed the maximum principal amount of First Lien Obligations that, as of the date such First Lien Obligations were Incurred, and after giving effect to the Incurrence of such First Lien Obligations and the application of proceeds therefrom on such date, would not cause the Senior Secured First Lien Leverage Ratio of BP I and BP II on a combined basis to exceed 3.50 to 1.00, (ii) Liens securing an aggregate principal amount of First Lien Obligations not to exceed €200.0 million and (iii) Liens securing Indebtedness permitted to be Incurred pursuant to the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” provided, however, that such Lien is junior to, ranks behind or is otherwise subordinated to the Lien securing the Notes pursuant to an Additional Intercreditor Agreement on terms not less favorable to the noteholders, the Collateral Agent and the Trustee than in the Existing Intercreditor Agreement;

(7) Liens existing on the Issue Date, including Liens securing the Senior Notes and the Senior Subordinated Notes (or securing any guarantees in respect thereof) on the Issue Date, but excluding Liens securing the Senior Secured Credit Facilities (which shall be deemed incurred pursuant to clause (6)(i) of this definition) and the Notes (which shall be deemed incurred pursuant to clause (6)(i) of this definition);

(8) Liens on assets, property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by BP I, BP II or any Restricted Subsidiary;

(9) Liens on assets or property at the time BP I, BP II or a Restricted Subsidiary acquired the assets or property, including any acquisition by means of a merger, amalgamation or consolidation with or into BP I, BP II or any Restricted Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other property owned by BP I, BP II or any Restricted Subsidiary;

(10) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to BP I, BP II or another Restricted Subsidiary permitted to be Incurred in accordance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(11) Liens securing Hedging Obligations not Incurred in violation of the Indenture; provided that with respect to Hedging Obligations relating to Indebtedness, such Lien extends only to the property securing such Indebtedness;

(12) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13) leases, subleases, licenses and sublicenses of real property which do not materially interfere with the ordinary conduct of the business of BP I, BP II or any Restricted Subsidiaries;

(14) Liens on assets or property of BP I, BP II or any Restricted Subsidiary securing the Notes or any Note Guarantees (which shall be deemed incurred pursuant to clause (6)(i) of this definition);

(15) Liens in favor of BP I, BP II or any Note Guarantor;

(16) Liens (i) on accounts receivable and related assets of the type specified in the definition of “Receivables Financing” Incurred in connection with a Qualified Receivables Financing and (ii) on inventory that is equipment used in the product filling process Incurred in connection with a Financing Disposition;

(17) deposits made in the ordinary course of business to secure liability to insurance carriers;

(18) Liens on the Equity Interests of Unrestricted Subsidiaries and on the Equity Interests of joint ventures securing obligations of such joint ventures;

(19) grants of software and other technology licenses in the ordinary course of business;

(20) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in clauses (6), (7), (8), (9), (10), (15) and (20); provided, however, that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6), (7), (8), (9), (10), (15) and (20) at the time the original Lien became a Permitted Lien under the Indenture and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement and (z) such new Lien shall not have priority over, rank ahead of, or otherwise be senior pursuant to any intercreditor agreement to the original Lien securing the Indebtedness being refinanced, refunded, extended, renewed or replaced;

(21) Liens on equipment of BP I, BP II or any Restricted Subsidiary granted in the ordinary course of business to BP I’s, BP II’s or such Restricted Subsidiary’s client at which such equipment is located;

(22) judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(23) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(24) Liens arising by virtue of any statutory or common law provisions relating to banker’s liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depository or financial institution;

(25) any interest or title of a lessor under any Capitalized Lease Obligation;

(26) any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(27) Liens Incurred to secure cash management services or to implement cash pooling arrangements in the ordinary course of business;

(28) other Liens securing obligations Incurred in the ordinary course of business which obligations do not exceed €15.0 million at any one time outstanding;

(29) Liens arising from Uniform Commercial Code filings regarding operating leases entered into by BP I, BP II and the Restricted Subsidiaries in the ordinary course of business;

(30) Liens on securities that are the subject of repurchase agreements constituting Cash Equivalents; and

(31) Liens on property or assets under construction (and related rights) in favor of a contractor or developer or arising from progress or partial payments by a third party relating to such property or assets prior to completion.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Post-Closing Reorganization” means the transactions contemplated in that certain Post-Closing Steps dated as of a date prior to the Issue Date, prepared by RGHL.

“Pre-Announcement” means the pre-announcement of the Offer pursuant to Article 7 et seq. TOO (Voranmeldung) as published by electronic media on December 19, 2006 and in the print media on December 21, 2006.

“Preferred Stock” means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution, or winding-up.

“Public Debt” means any Indebtedness consisting of bonds, debentures, notes or other similar debt securities issued in (a) a public offering registered under the Securities Act or (b) a private placement to institutional investors that is underwritten for resale in accordance with Rule 144A or Regulation S of such Act, whether or not it includes registration rights entitling the holders of such debt securities to registration thereof with the SEC. The term “Public Debt” (i) shall not include the Notes (or any Additional Notes) and (ii) for the avoidance of doubt, shall not be construed to include any Indebtedness issued to institutional investors in a direct placement of such Indebtedness that is not underwritten by an intermediary (it being understood that, without limiting the foregoing, a financing that is distributed to not more than ten Persons (provided that multiple managed accounts and affiliates of any such Persons shall be treated as one Person for the purposes of this definition) shall be deemed not to be underwritten), or any commercial bank or similar Indebtedness, Capitalized Lease Obligation or recourse transfer of any financial asset or any other type of Indebtedness Incurred in a manner not customarily viewed as a “securities offering.”

“Purchase Money Note” means a promissory note of a Receivables Subsidiary evidencing a line of credit, which may be irrevocable, from BP I, BP II or any of their respective Subsidiaries to a Receivables Subsidiary in connection with a Qualified Receivables Financing, which note is intended to finance that portion of the purchase price that is not paid by cash or a contribution of equity.

“Qualified Receivables Financing” means any Receivables Financing that meets the following conditions:

(1) the Board of Directors of BP I or BP II shall have determined in good faith that such Qualified Receivables Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to BP I or BP II or, as the case may be, the Subsidiary in question;

(2) all sales of accounts receivable and related assets are made at Fair Market Value; and

(3) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Issuers) and may include Standard Securitization Undertakings.

The grant of a security interest in any accounts receivable of BP I, BP II or any of their respective Subsidiaries (other than a Receivables Subsidiary or the Subsidiary undertaking such Receivables Financing) to secure Indebtedness under the Credit Agreement, Indebtedness in respect of the Notes or any Refinancing Indebtedness with respect to the Notes shall not be deemed a Qualified Receivables Financing.

“Rank” means (i) Mr. Graeme Richard Hart (or his estate, heirs, executor, administrator or other personal representative, or any of his immediate family members or any trust, fund or other entity which is controlled by his estate, heirs or any of his immediate family members), and any of his or their Affiliates (each a “Rank Party”) and (ii) any Person that forms a group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) with any Rank Party; provided that in the case of (ii) (x) any Rank Party owns a majority of the voting power of the Voting Stock of BP I and BP II or any direct or indirect parent of BP I or BP II, as applicable, (y) no other Person has beneficial ownership of any of the Voting Stock included in determining whether the threshold set forth in clause (x) has been satisfied and (z) any Rank Party controls a majority of the Board of Directors of each of the BP I and BP II or any direct or indirect parent of BP I or BP II, as applicable.

“Rating Agency” means (1) each of Moody’s and S&P and (2) if Moody’s or S&P ceases to rate the Notes for reasons outside of the Issuers’ control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Issuers or any direct or indirect parent of an Issuer as a replacement agency for Moody’s or S&P, as the case may be.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any participation interests issued or sold in connection with, and all other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Financing.

“Receivables Financing” means any transaction or series of transactions that may be entered into by BP I, BP II or any of their respective Subsidiaries pursuant to which BP I, BP II or any of their respective Subsidiaries may sell, convey or otherwise transfer to (a) a Receivables Subsidiary or (b) any other Person, or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of BP I, BP II or any of their respective Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable and any Hedging Obligations entered into by BP I, BP II or any such Subsidiary in connection with such accounts receivable.

“Receivables Repurchase Obligation” means any obligation of a seller of receivables in a Qualified Receivables Financing to repurchase receivables arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Receivables Subsidiary” means a Wholly Owned Subsidiary of BP I or BP II (or another Person formed for the purposes of engaging in Qualified Receivables Financing with BP I or BP II in which BP I or BP II or any of Subsidiary of BP I or BP II makes an Investment and to which BP I, BP II or any Restricted Subsidiary transfers accounts receivable and related assets) that engages in no activities other than in connection with the financing of accounts receivable of BP I, BP II and their respective Subsidiaries, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and that is designated by the Board of Directors of each of the Issuers (as provided below) as a Receivables Subsidiary and:

(a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by BP I, BP II or any Restricted Subsidiary (excluding guarantees of obligations (other than the principal of and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is with recourse to or obligates BP I, BP II or any Subsidiary of BP I or BP II in any way other than pursuant to Standard Securitization Undertakings, or (iii) subjects any property or asset of BP I, BP II or any other Subsidiary of BP I or BP II, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

(b) with which neither BP I, BP II nor any other Restricted Subsidiary has any material contract, agreement, arrangement or understanding other than on terms which BP I or BP II reasonably believes to be no less favorable to BP I, BP II or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of any Issuer; and

(c) to which neither BP I, BP II nor any other Restricted Subsidiary has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

Any such designation by the Board of Directors of each of the Issuers shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of each of the Issuers giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.

“Reference Date” means June 29, 2007.

“Registration Rights Agreement” means the Registration Rights Agreement related to the Notes, dated as of the Issue Date, among the Issuers, the Note Guarantors and the Initial Purchasers, as such agreement may be amended, modified or supplemented from time to time and, with respect to any Additional Notes, one or more registration rights agreements between the Issuers and the other parties thereto, as such agreement(s) may be amended, modified or supplemented from time to time, relating to rights given by the Issuers to the purchasers of Additional Notes to register such Additional Notes under the Securities Act.

“Representative” means the trustee, agent or representative (if any) for any Indebtedness; provided that if, and for so long as, any Indebtedness lacks such a Representative, then the Representative for such Indebtedness shall at all times constitute the holder or holders of a majority in outstanding principal amount of obligations under such Indebtedness.

“Restricted Cash” means cash and Cash Equivalents held by BP I, BP II or any Restricted Subsidiaries that are contractually restricted from being distributed or otherwise paid to any Issuer or not available for general corporate purposes, except for such restrictions that are contained in agreements governing Indebtedness permitted under the Indenture.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, with respect to any Person, any Subsidiary of such Person other than an Unrestricted Subsidiary of such Person. Unless otherwise indicated in this “Description of the 2009 Notes,” all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of each of BP I and BP II.

“Reynolds Acquisition” means collectively (a) the acquisition by BP III of all the Equity Interests of each of Closure Systems International (Luxembourg) S.àr.l and Reynolds Consumer Products (Luxembourg) S.àr.l and (b) the acquisition by Reynolds Group Holdings Inc., a direct wholly-owned subsidiary of BP III, of all the Equity Interests of Reynolds Consumer Products Holdings Inc.

“Reynolds Acquisition Documents” means the (i) Stock Purchase Agreement, dated as of October 15, 2009, by and among BP III, Reynolds Group Holdings Inc., a direct wholly-owned subsidiary of BP III, and Reynolds Consumer Products (NZ) Limited, a New Zealand company and (ii) Stock Purchase Agreement, dated as of October 15, 2009, by and between BP III and Closure Systems International (NZ) Limited, a New Zealand company, and any other document entered into in connection therewith, in each case as amended, supplemented or modified from time to time prior to the Issue Date.

“Reynolds Existing Credit Agreement” means the Senior Secured Facilities Agreement dated February 21, 2008, among Reynolds Packaging Group (NZ) Limited, Closure Systems International Holdings Inc., Closure Systems International B.V., Reynolds Consumer Products Holdings Inc. and Reynolds Treasury (NZ) Limited, as borrowers, the Lenders party thereto, Australia and New Zealand Banking Group Limited, BOS International (Australia) Limited, Calyon Australia Limited and Credit Suisse, as joint lead arrangers and underwriters, and Credit Suisse as facility agent and security trustee, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder (subject to compliance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Liens” ) or altering the maturity thereof.

“Reynolds Transactions” means the Reynolds Acquisition and the transactions related thereto (including the transactions contemplated in that certain Steps Plan and Structure Chart dated as of a date prior to the Issue Date, prepared by RGHL), including the repayment of the Reynolds Existing Credit Agreement, the issuance and guarantee of, and granting of security in relation to, the Notes, the entering into and borrowings and guarantees under, and granting of security in relation to, the Senior Secured Credit Facilities, the amendment to the Existing Intercreditor Agreement, entry into the First Lien Intercreditor Agreement and the contribution by RGHL of funds in return for common equity of BP I.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired by BP I, BP II or a Restricted Subsidiary whereby BP I, BP II or a Restricted Subsidiary transfers such property to a Person and BP I, BP II or such Restricted Subsidiary leases it from such Person, other than leases between BP I, BP II and a Restricted Subsidiary or between Restricted Subsidiaries.

“S&P” means Standard & Poor’s Ratings Group or any successor to the rating agency business thereof.

“SEC” means the Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness secured by a Lien.

“Secured Obligations” means (a) the due and punctual payment of (i) the principal of and interest (including interest accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding) on the Notes, when and as due, whether at maturity, by acceleration, upon one or more dates set for prepayment or otherwise, and (ii) all other monetary obligations of any Issuer to any of the Secured Parties under the Note Documents, including fees, costs, expenses and indemnities, whether primary, secondary, direct, contingent, fixed or otherwise (including monetary obligations incurred during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding), (b) the due and punctual performance of all other obligations of the Issuers under or pursuant to the Note Documents, and (c) the due and punctual payment and performance of all the obligations of each other Obligor under or pursuant to the Note Documents.

“Secured Parties” means (a) the Holders, (b) the Trustee, (c) the Collateral Agent, (d) the beneficiaries of each indemnification obligation undertaken by any Obligor under any Note Document and (e) the successors and assigns of each of the foregoing.

“Securities Act” means the US Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Security Documents” has the meaning given to such term under “— Security — Brief Summary of Security Documents and Intercreditor Agreements”.

“Senior Indebtedness” means, with respect to any Person, (a) Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred; and (b) all other Obligations of such Person (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of Indebtedness described in clause (a), unless, in the case of clauses (a) and (b), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such Indebtedness or other Obligations in respect thereof are subordinate in right of payment to the Notes or the Note Guarantee of such Person, as the case may be; provided, however, that Senior Indebtedness shall not include:

(1) any obligation of such Person to BP I, BP II or any Subsidiary of BP I or BP II;

(2) any liability for national, state, local or other taxes owed or owing by such Person;

(3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof (other than by way of letter of credit, bank guarantee, performance or other bond, or other similar obligation) or instruments evidencing such liabilities);

(4) any Capital Stock;

(5) any Indebtedness or other Obligation of such Person which is subordinate or junior in right of payment to any other Indebtedness or other Obligation of such Person; or

(6) that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Indenture.

“Senior Note Indenture” means the Indenture dated as of June 29, 2007, among BP II, the Senior Note Guarantors from time to time party thereto and as defined therein, the Trustee, as trustee, principal paying agent and transfer agent, BNY Fund Services (Ireland) Limited, as paying agent in Dublin and transfer agent, and Credit Suisse, as security agent.

“Senior Notes” means the 8% Senior Notes due 2016 issued pursuant to the Senior Note Indenture.

“Senior Secured Credit Facilities” means the Credit Agreement dated as of November 5, 2009, among others, BP I and Credit Suisse, as administrative agent, the other financial institutions party thereto, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder (subject to compliance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Liens” ) or altering the maturity thereof.

“Senior Secured First Lien Indebtedness” means, with respect to any Person at any date, the sum of (A) Indebtedness under the Senior Secured Credit Facilities, (B) Indebtedness under the Notes and (C) to the extent not included in clause (A) or (B), the other First Lien Obligations of such Person and its Restricted Subsidiaries, in each case as of such date (determined on a consolidated basis in accordance with GAAP).

“Senior Secured First Lien Leverage Ratio” means, with respect to any Person at any date, the ratio of (i) Senior Secured First Lien Indebtedness of such Person less the amount of Cash Equivalents in excess of any Restricted Cash that would be stated on the balance sheet of such Person and its Restricted Subsidiaries and held by such Person and its Restricted Subsidiaries as of such date of determination to (ii) EBITDA of such Person for the four full fiscal quarters for which internal financial statements are available immediately preceding the Senior Secured First Lien Leverage Calculation Date (as defined below). In the event that such Person or any of its Restricted Subsidiaries Incurs, repays, repurchases or redeems any Senior Secured First Lien Indebtedness subsequent to the commencement of the period for which the Senior Secured First Lien Leverage Ratio is being calculated but prior to the event for which the calculation of the Senior Secured First Lien Leverage Ratio is made (the “Senior Secured First Lien Leverage Calculation Date”), then the Senior Secured First Lien Leverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Senior Secured First Lien Indebtedness as if the same had occurred at the beginning of the applicable four-quarter period; provided that the Issuers may elect pursuant to an Officers’ Certificate delivered to the Trustee to treat all or any portion of the commitment under any Senior Secured First Lien Indebtedness as being Incurred at such time, in which case any subsequent Incurrence of Senior Secured First Lien Indebtedness under such commitment shall not be deemed, for purposes of this calculation, to be an Incurrence at such subsequent time.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations (including the Transactions) and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, and any operational changes that BP I, BP II or any of the Restricted Subsidiaries has determined to make or have made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Senior Secured First Lien Leverage Calculation Date (each, for purposes of this definition, a “pro forma event”) shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations (including the Transactions), discontinued operations and other operational changes (and the change of any associated Senior Secured First Lien Indebtedness and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into BP I, BP II or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, amalgamation, consolidation, discontinued operation or operational change, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Senior Secured First Lien Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, amalgamation, consolidation or operational change had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuers. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the Issuers as set forth in an Officers’ Certificate, to reflect operating expense reductions and other operating improvements or synergies reasonably expected to result from the applicable pro forma event (including, to the extent applicable, from the Transactions).

“Senior Subordinated Note Indenture” means the Indenture dated as of June 29, 2007, among BP II, the Senior Note Guarantors from time to time party thereto and as defined therein, the Trustee, as trustee, principal paying agent and transfer agent, BNY Fund Services (Ireland) Limited, as paying agent in Dublin and transfer agent, and Credit Suisse, as security agent.

“Senior Subordinated Notes” means the 9 1/2% Senior Subordinated Notes due 2017 issued pursuant to the Senior Subordinated Note Indenture.

“Significant Subsidiary” means any Restricted Subsidiary that meets any of the following conditions:

(1) BP I’s, BP II’s and the Restricted Subsidiaries’ investments in and advances to the Restricted Subsidiary exceed 10% of the total assets of BP I, BP II and the Restricted Subsidiaries on a combined consolidated basis as of the end of the most recently completed fiscal year;

(2) BP I’s, BP II’s and the Restricted Subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the Restricted Subsidiary exceeds 10% of the total assets of BP I, BP II and the Restricted Subsidiaries on a combined consolidated basis as of the end of the most recently completed fiscal year; or

(3) BP I’s, BP II’s and the Restricted Subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the Restricted Subsidiary exceeds 10% of such income of BP I, BP II and the Restricted Subsidiaries on a consolidated basis for the most recently completed fiscal year.

“Similar Business” means (a) any businesses, services or activities engaged in by BP I, BP II or any their respective Subsidiaries on the Issue Date and (b) any businesses, services and activities engaged in by BP I, BP II or any their respective Subsidiaries that are related, complementary, incidental, ancillary or similar to any of the foregoing or are extensions or developments of any thereof.

“Squeeze-Out” means the acquisition pursuant to Article 33 of the Swiss Federal Stock Exchanges and Securities Trading Act (RS954.1) by BP III of the remaining Target Shares after at least 98% of the Target’s Voting Stock has been acquired by BP III at the end of the Offer.

“Standard Securitization Undertakings” means representations, warranties, covenants, indemnities and guarantees of performance entered into by BP I, BP II or any Subsidiary of BP I or BP II which BP I or BP II has determined in good faith to be customary in a Receivables Financing including, without limitation, those relating to the servicing of the assets of a Subsidiary, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Subordinated Indebtedness” means (a) with respect to any Issuer, any Indebtedness of such Issuer which is by its terms subordinated in right of payment to the Notes and (b) with respect to any Note Guarantor, any Indebtedness of such Note Guarantor which is by its terms subordinated in right of payment to its Note Guarantee.

“Subordinated Shareholder Funding” means, collectively, any funds provided to BP I or BP II by any direct or indirect parent, any Affiliate of any direct or indirect parent or any Permitted Holder or any Affiliate thereof, in exchange for or pursuant to any security, instrument or agreement other than Capital Stock, in each case issued to and held by any of the foregoing Persons, together with any such security, instrument or agreement and any other security or instrument other than Capital Stock issued in payment of any obligation under any Subordinated Shareholder Funding; provided, however, that such Subordinated Shareholder Funding:

(1) does not (including upon the happening of any event) mature or require any amortization, redemption or other repayment of principal or any sinking fund payment prior to the first anniversary of the Stated Maturity of the Notes (other than through conversion or exchange of such funding into Capital Stock (other than Disqualified Stock) of BP I or BP II or any funding meeting the requirements of this definition) or the making of any such payment prior to the first anniversary of the Stated Maturity of the Notes is restricted by the Existing Intercreditor Agreement, an Additional Intercreditor Agreement or another intercreditor agreement;

(2) does not (including upon the happening of any event) require, prior to the first anniversary of the Stated Maturity of the Notes, payment of cash interest, cash withholding amounts or other cash gross-ups, or any similar cash amounts or the making of any such payment prior to the first anniversary of the Stated Maturity of the Notes is restricted by the Existing Intercreditor Agreement, an Additional Intercreditor Agreement or another intercreditor agreement;

(3) contains no change of control or similar provisions and does not accelerate and has no right to declare a default or event of default or take any enforcement action or otherwise require any cash payment (in each case, prior to the first anniversary of the Stated Maturity of the Notes) or the payment of any amount as a result of any such action or provision, or the exercise of any rights or enforcement action (in each case, prior to the first anniversary of the Stated Maturity of the Notes) is restricted by the Existing Intercreditor Agreement, an Additional Intercreditor Agreement or another intercreditor agreement;

(4) does not provide for or require any security interest or encumbrance over any asset of BP I, BP II or any of their respective Subsidiaries;

(5) pursuant to its terms or pursuant to the Existing Intercreditor Agreement, an Additional Intercreditor Agreement or another intercreditor agreement, is fully subordinated and junior in right of payment to the Notes pursuant to subordination, payment blockage and enforcement limitation terms which are customary in all material respects for similar funding or are no less favorable in any material respect to Holders than those contained in the Existing Intercreditor Agreement as in effect on the Issue Date with respect to the “Senior Creditors” (as defined therein) in relation to “Parentco Debt” (as defined therein), provided, that any event or circumstance that results in such subordinated obligation ceasing to qualify as Subordinated Shareholder Funding, including it ceasing to be held by any direct or indirect parent, any Affiliate of any direct or indirect parent or any Permitted Holder or any Affiliate thereof, shall constitute an Incurrence of such Indebtedness by BP I, BP II or such Restricted Subsidiary.

“Subsidiary” means, with respect to any Person, (1) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, and (2) any partnership, joint venture or limited liability company of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (y) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Substantially All” when used in relation to assets, means assets of the relevant entity or entities having a market value of at least 75% of the market value of all of the assets of such entity or entities at the date of the relevant transactions.

“Target” means SIG Combibloc Group AG (formerly SIG Holding AG), a company limited by shares incorporated in Switzerland registered in the Commercial Register of the Canton of Schaffhausen with the register number CH-290.3.004.149-2.

“Target Shares” means all of the registered shares of Target.

“Tax Distributions” means any distributions described in clause (12) of the covenant entitled “— Certain Covenants — Limitation on Restricted Payments.”

“Taxes” means all present and future taxes, levies, imposts, deductions, charges, duties and withholdings and any charges of a similar nature (including interest, penalties and other liabilities with respect thereto) that are imposed by any government or other taxing authority.

“TOO” means the Ordinance of the Swiss Takeover Board on Public Takeover Offers (SR 954.195.1).

“Total Assets” means the total combined consolidated assets of BP I, BP II and the Restricted Subsidiaries, as shown on the most recent combined balance sheet of BP I and BP II.

“Transactions” means the June 2007 Transactions and the Reynolds Transactions.

“Treasury Rate” (as determined by the Issuers) means, with respect to the Dollar Notes, as of any redemption date, the yield to maturity as of such date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the date the redemption notice is mailed (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to October 15, 2012; provided that if the period from the redemption date to such date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Officer” means any officer within the corporate trust department of the Trustee, including any managing director, vice president, senior associate or any other officer of the Trustee (1) who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject, and (2) who shall have direct responsibility for the administration of the Indenture.

“Trustee” means the party named as such in the Indenture until a successor replaces it and, thereafter, means the successor.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of BP I or BP II that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of RGHL may designate any Subsidiary (other than any Issuer) of BP I or BP II (including any newly acquired or newly formed Subsidiary of BP I or BP II) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on any property of, BP I or BP II or any other Subsidiary of BP I or BP II that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that the Subsidiary to be so designated and its Subsidiaries do not at the time of designation have and do not thereafter Incur any Indebtedness pursuant to which the lender has recourse to any of the assets of BP I, BP II or any of the Restricted Subsidiaries; provided further, however, that either:

(a) the Subsidiary to be so designated has total consolidated assets of €1,000 or less; or

(b) if such Subsidiary has consolidated assets greater than € 1,000, then such designation would be permitted under the covenant described under “— Certain Covenants — Limitation on Restricted Payments.”

The Board of Directors of each of the Issuers may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

(x) (1) BP I or BP II could Incur €1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or (2) the Fixed Charge Coverage Ratio for BP I, BP II and its Restricted Subsidiaries would be greater than such ratio for BP I, BP II and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation; and

(y) no Event of Default shall have occurred and be continuing.

Any such designation by the Board of Directors of each of the Issuers shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of each of the Issuers giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“US Controlled Foreign Subsidiary” means any Person that (A)(i) is a Foreign Subsidiary and (ii) is a “controlled foreign corporation” within the meaning of Section 957(a) of the Code and the US Treasury Regulations thereunder or (B)(i) is a Domestic Subsidiary and (ii) and has no material assets other than securities of one or more Foreign Subsidiaries (which are “controlled foreign corporations” within the meaning of Section 957(a) of the Code and the US Treasury Regulations thereunder) of such Domestic Subsidiary and indebtedness issued by such Foreign Subsidiaries.

“US Proceeds Loans” means (a) the intercompany loan from the US Issuer I to Closure Systems International Holdings Inc., dated as of November 5, 2009 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the Notes, (b) the intercompany loan from the US Issuer I to Reynolds Group Holdings Inc., dated as of November 5, 2009 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the Notes, (c) the intercompany loan from the US Issuer I to Reynolds Group Holdings Inc., dated May 4, 2010 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the May 2010 Notes, (d) the intercompany loan from the US Issuer I to Reynolds Acquisition Corporation, dated November 16, 2010 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds of the October 2010 Notes, and (e) the intercompany loan from the US Issuer I to Pactiv Corporation, dated February 1, 2011, made with a portion of the proceeds from the February 2011 Notes.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing (1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by (2) the sum of all such payments.

“Wholly Owned Restricted Subsidiary” is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or other similar shares required pursuant to applicable law) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

DESCRIPTION OF THE MAY 2010 NOTES

General

On May 4, 2010, Reynolds Group Issuer (Luxembourg) S.A., a company incorporated as a société anonyme (a public limited liability company) under the laws of Luxembourg (the “Luxembourg Issuer”), Reynolds Group Issuer LLC, a Delaware limited liability company (the “US Issuer I”) and Reynolds Group Issuer Inc., a Delaware corporation (the “US Issuer II” and, together with US Issuer I, the “US Issuers” and the US Issuers, together with the Luxembourg Issuer, the “Issuers”), issued $1,000,000,000 aggregate principal amount of Senior Notes (the “Notes”) pursuant to an Indenture (the “Indenture”), among themselves and The Bank of New York Mellon, as Trustee, Principal Paying Agent, Transfer Agent and Registrar, which Notes are the joint and several obligations of the Issuers.

The terms of the new Notes are substantially identical to the terms of the old Notes, except that the new Notes are registered under the Securities Act and therefore will not contain restrictions on transfer or provisions relating to additional interest, will bear a different CUSIP or ISIN number from the old Notes and will not entitle their holders to registration rights. The new Notes will otherwise be treated as the old Notes for purposes of the Indenture.

The Indenture contains provisions that define your rights and govern the obligations of the Issuers under the Notes. Copies of the Indenture and the Notes are filed as exhibits to the registration statement of which this prospectus forms a part and will be made available to holders of the Notes upon request. See “Where You Can Find More Information.”

Terms used in this “Description of the May 2010 Notes” section and not otherwise defined have the meanings set forth in the section “— Certain Definitions.” As used in this “Description of the May 2010 Notes” section, (1) “we”, “us” and “our” mean Beverage Packaging Holdings (Luxembourg) I S.A. (including any successor in interest thereto, “BP I”) and its Subsidiaries (including the Issuers); and (2) “RGHL” refers only to Reynolds Group Holdings Limited (including any successor in interest thereto). For all purposes of the Indenture and this “Description of the May 2010 Notes,” references to an entity shall be to it and to any successor in interest thereto. Any reference to “Notes” in this “Description of the May 2010 Notes” refers to the new Notes and any old Notes that are not exchanged in the exchange offer.

The Notes were incurred pursuant to the fixed charge coverage ratio incurrence test under the 2009 Indenture, the 2007 Senior Note Indenture and the 2007 Senior Subordinated Note Indenture. The Indebtedness incurred as incremental term loan borrowings under the Senior Secured Credit Facilities, the 2009 Notes, the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes and the August 2011 Senior Secured Notes is classified as “First Lien Obligations” under the 2009 Indenture, the October 2010 Secured Indenture, the February 2011 Secured Indenture and August 2011 Secured Indenture, “First Priority Lien Obligations” under the 2007 Senior Note Indenture and the 2007 Senior Subordinated Note Indenture, and “Secured Indebtedness” under the Indenture, the October 2010 Secured Indenture, the February 2011 Secured Indenture and August 2011 Secured Indenture. The Notes are classified as “Senior Indebtedness” under the Indenture, the February 2012 Senior Indenture, the August 2011 Secured Indenture, the August 2011 Senior Indenture, the February 2011 Secured Indenture, the February 2011 Senior Indenture, the October 2010 Secured Indenture, the October 2010 Senior Indenture, the 2009 Indenture, the 2007 Senior Note Indenture and the 2007 Senior Subordinated Note Indenture. For a description of the Senior Secured Credit Facilities, see “Description of Certain Other Indebtedness and Intercreditor Agreements.”

Brief Description of the Notes and the Note Guarantees

The Notes are general senior obligations of the Issuers and:

•	are joint and several obligations of the Issuers;

•	rank pari passu in right of payment with all existing and future Senior Indebtedness of the Issuers (including the 2009 Notes, the October 2010 Notes, the February 2011 Notes, the August 2011 Notes, the February 2012 Notes, and the Senior Secured Credit Facilities);

•	are effectively subordinated to any Secured Indebtedness of the Issuers (including Indebtedness of such Issuers outstanding under, or with respect to their respective guarantees of, the Senior Secured Credit Facilities, the 2009 Notes, the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes and the August 2011 Senior Secured Notes, the 2007 Senior Notes and the 2007 Senior Subordinated Notes) to the extent of the value of the assets securing such Indebtedness;

•	are senior in right of payment to any existing and future Subordinated Indebtedness of the Issuers, including the Issuers’ guarantees of the 2007 Senior Subordinated Notes;

•	are guaranteed on a senior basis by the Note Guarantors;

•	are not guaranteed by BP II, a finance Subsidiary of RGHL, and therefore are effectively subordinated to all claims that holders of 2007 Senior Notes and 2007 Senior Subordinated Notes may have against the assets of BP II; and

•	are subordinated to all claims of creditors, including trade creditors, and claims of preferred stockholders (if any) of each of the Subsidiaries of RGHL (including BP II) that is not a Note Guarantor.

The Note Guarantees are general senior obligations of each Note Guarantor and:

•	rank pari passu in right of payment with all existing and future Senior Indebtedness of such Note Guarantor;

•	are effectively subordinated to any Secured Indebtedness of such Note Guarantor (including Indebtedness of such Note Guarantor outstanding under, or with respect to its guarantee of, the Senior Secured Credit Facilities, the 2009 Notes, the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes and the August 2011 Senior Secured Notes, the 2007 Senior Notes and the 2007 Senior Subordinated Notes) to the extent of the value of the assets securing such Indebtedness; and

•	are senior in right of payment to any Subordinated Indebtedness of such Note Guarantor, including, subject to the discussion below (see “— Ranking”), such Note Guarantor’s guarantee of the 2007 Senior Subordinated Notes.

Principal, Maturity and Interest

The Issuers issued an aggregate principal amount of $1,000,000,000 of Notes. The Issuers may issue additional Notes, from time to time (“Additional Notes”). Any offering of Additional Notes is subject to the covenants described below under the caption “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Liens.” The Notes and any Additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of the May 2010 Notes,” references to the Notes include any Additional Notes actually issued.

The Notes will mature on May 15, 2018. Each Note bears interest at 8.500% per annum, payable semi-annually in arrears to holders of record at the close of business on May 1 or November 1 immediately preceding the interest payment date on May 15 and November 15 of each year, commencing November 15, 2010. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

The Notes are issued only in fully registered form, without coupons, in minimum denominations of $100,000 and any integral multiple of $1,000 in excess thereof.

No service charge will be made for any registration of transfer or exchange of Notes, but the Issuers may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith. Principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency designated by the Issuers (which initially shall be the principal corporate trust office of the Paying Agent).

Paying Agent and Registrar for the Notes

The Issuers maintain a paying agent for the Notes in New York, NY. The Issuers have undertaken under the Indenture that they will ensure, to the extent practicable and permitted by law, that they maintain a paying agent in a European Union member state that will not be obliged to withhold or deduct tax pursuant to the European Union Directive 2003/48/EC regarding the taxation of savings income (the “Directive”) and currently intend to maintain a paying agent in London, England. The initial Paying Agent is The Bank of New York Mellon, in New York (the “Paying Agent”).

The Issuers maintain one or more registrars (each, a “Registrar”) and a transfer agent in New York, NY. The initial Registrar is The Bank of New York Mellon. The initial transfer agent is The Bank of New York Mellon, in New York. The Registrar maintains a register outside the United Kingdom reflecting ownership of Definitive Registered Notes outstanding from time to time and the transfer agent in New York facilitates transfers of Definitive Registered Notes on behalf of the Issuers. The transfer agent shall perform the functions of a transfer agent.

The Issuers may change any Paying Agent, Registrar or transfer agent for the Notes without prior notice to the noteholders. BP I or any of its Subsidiaries may act as Paying Agent (other than with respect to Global Notes) or Registrar subject to the requirement to maintain a paying agent in a European Union member state that will not be obliged to withhold or deduct tax pursuant to the Directive.

Upon written request from the Luxembourg Issuer, the Registrar shall provide the Luxembourg Issuer with a copy of the register to enable it to maintain a register of the Notes at its registered office.

Optional Redemption

In addition to the optional redemption for taxation reasons as described below, on or after May 15, 2014, the Issuers may redeem the Notes at their option, in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address (or otherwise delivered in accordance with applicable DTC procedures), at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on May 15 of the years set forth below. Without limiting the Issuers’ obligations under the Indenture, the Issuers may provide in such notice that payment of the redemption price and the performance of the Issuers’ obligations with respect to such redemption may be performed by another Person.

Redemption
Period	Price

2014	104.250%
2015	102.125%
2016 and thereafter	100.000%

In addition, at any time and from time to time prior to May 15, 2014, the Issuers may redeem the Notes at their option, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address (or otherwise delivered in accordance with applicable DTC procedures), at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium (as calculated by the Issuers or on behalf of the Issuers by such person as the Issuers shall designate) as of, and accrued and unpaid interest and additional interest, if any, to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). Without limiting the Issuers’ obligations under the Indenture, the Issuers may provide in such notice that payment of the redemption price and the performance of the Issuers’ obligations with respect to such redemption may be performed by another Person.

Notwithstanding the foregoing, at any time and from time to time prior to May 15, 2013, the Issuers may at their option redeem in the aggregate up to 35% of the original aggregate principal amount of the Notes (calculated after giving effect to any issuance of any Additional Notes) with the net cash proceeds of one or more Equity Offerings (1) by BP I or (2) any direct or indirect parent of BP I, in each case to the extent the net cash proceeds thereof are contributed to the common equity capital of BP I or any of its Subsidiaries or used to purchase Capital Stock (other than Disqualified Stock) of any such entity from it, at a redemption price (expressed as a percentage of principal amount thereof) of 108.500%, plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least 65% of the original aggregate principal amount of the Notes (calculated after giving effect to any issuance of any Additional Notes) remain outstanding after each such redemption; provided further, however, that such redemption shall occur within 90 days after the date on which any such Equity Offering is consummated upon not less than 30 nor more than 60 days’ notice mailed to each holder of Notes being redeemed and otherwise in accordance with the procedures set forth in the Indenture.

Notice of any redemption upon any Equity Offering may be given prior to the completion thereof, and any such redemption or notice may, at the Issuers’ discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering. Without limiting the Issuers’ obligations under the Indenture, the Issuers may provide in such notice that payment of the redemption price and the performance of the Issuers’ obligations with respect to such redemption may be performed by another Person.

Selection and Notice

If less than all of the Notes are to be redeemed or are required to be repurchased at any time, the Trustee will select Notes for redemption or repurchase on a pro rata basis, to the extent practicable and in compliance with the requirements of DTC and any stock exchange on which the applicable Notes are then admitted to trading; provided, however, that no Note of $100,000 in aggregate principal amount or less, or other than in an integral multiple of $1,000 in excess thereof, shall be redeemed in part.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. In the case of a Definitive Registered Note, a new Note in currency and in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the noteholder thereof upon cancellation of the original Note. In the case of a Global Note, an appropriate notation will be made on such Note to decrease the principal amount thereof to an amount equal to the unredeemed portion thereof. Subject to the terms of the applicable redemption notice, Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Issuers are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuers may be required to offer to purchase Notes as described under the captions “— Change of Control” and “— Certain Covenants — Asset Sales.” We and our affiliates may at any time and from time to time purchase Notes in the open market or otherwise.

Redemption for Taxation Reasons

The Issuers may redeem the Notes, at their option, in whole, but not in part, at any time upon giving not less than 30 nor more than 60 days’ prior notice (which notice will be irrevocable) to the noteholders mailed by first-class mail to each holder’s registered address (or otherwise delivered in accordance with applicable DTC procedures) at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest and additional interest, if any, to the date fixed for redemption (a “Tax Redemption Date”) (subject to the right of noteholders of record on the relevant record date to receive interest due on the relevant interest payment date) and all Additional Amounts (as defined under “— Withholding Taxes” below), if any, then due or that will become due on the Tax Redemption Date as a result of the redemption or otherwise, if any, if the Issuers determine in good faith that, as a result of:

(1) any change in, or amendment to, the law or treaties (or any regulations, protocols or rulings promulgated thereunder) of a Relevant Taxing Jurisdiction (as defined under “— Withholding Taxes” below) affecting taxation; or

(2) any change in official position regarding the application, administration or interpretation of such laws, treaties, protocols, regulations or rulings (including a holding, judgment or order by a government agency or court of competent jurisdiction) (each of the foregoing in clauses (1) and (2), a “Change in Tax Law”), any Payor (as defined under “— Withholding Taxes” below), with respect to the Notes or a Note Guarantee is, or on the next date on which any amount would be payable in respect of the Notes would be, required to pay any Additional Amounts, and such obligation cannot be avoided by taking reasonable measures available to such Payor (including the appointment of a new Paying Agent or, where such payment would be reasonable, the payment through another Payor); provided that no Payor shall be required to take any measures that in the Issuers’ good-faith determination would result in the imposition on such person of any legal or regulatory burden or the incurrence by such person of additional costs, or would otherwise result in any adverse consequences to such person.

In the case of any Payor, the Change in Tax Law must be announced or become effective on or after the date of the Offering Circular. Notwithstanding the foregoing, no such notice of redemption will be given earlier than 90 days prior to the earliest date on which the Payor would be obliged to make such payment of Additional Amounts. Prior to the publication, mailing or delivery of any notice of redemption of the Notes pursuant to the foregoing, the Issuers will deliver to the Trustee (a) an Officers’ Certificate stating that they are entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to their right so to redeem have been satisfied and (b) an opinion of an independent tax counsel of recognized standing to the effect that the Payor would be obligated to pay Additional Amounts as a result of a Change in Tax Law. The Trustee will accept such Officers’ Certificate and opinion as sufficient evidence of the satisfaction of the conditions precedent described above, in which event it will be conclusive and binding on the noteholders.

Subject to the terms of the applicable redemption notice, Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

The foregoing provisions will apply mutatis mutandis to the laws and official positions of any jurisdiction in which any successor to a Payor is organized or otherwise considered to be a resident for tax purposes or any political subdivision or taxing authority or agency thereof or therein. The foregoing provisions will survive any termination, defeasance or discharge of the Indenture.

Withholding Taxes

All payments made by any Issuer or any Note Guarantor or any successor in interest to any of the foregoing (each, a “Payor”) on or with respect to the Notes or any Note Guarantee will be made without withholding or deduction for, or on account of, any Taxes unless such withholding or deduction is required by law; provided, however, that a Payor, in any case, may withhold from any interest payment made on the Notes to or for the benefit of any person who is not a “United States person,” as such term is defined for U.S. federal income tax purposes, U.S. federal withholding tax, and pay such withheld amounts to the Internal Revenue Service, unless such person provides documentation to such Payor such that an exemption from U.S. federal withholding tax would apply to such payment if interest on the Notes were treated as income from sources within the U.S. for U.S. federal income tax purposes. If any deduction or withholding for, or on account of, any Taxes imposed or levied by or on behalf of:

(1) any jurisdiction (other than the United States or any political subdivision or governmental authority thereof or therein having power to tax) from or through which payment on the Notes or any

Note Guarantee is made by such Payor, or any political subdivision or governmental authority thereof or therein having the power to tax; or

(2) any other jurisdiction (other than the United States or any political subdivision or governmental authority thereof or therein having the power to tax) in which a Payor that actually makes a payment on the Notes or its Note Guarantee is organized or otherwise considered to be a resident for tax purposes, or any political subdivision or governmental authority thereof or therein having the power to tax,

(each of clause (1) and (2), a “Relevant Taxing Jurisdiction”), will at any time be required from any payments made with respect to the Notes or any Note Guarantee, including payments of principal, redemption price, interest or premium, if any, the Payor will pay (together with such payments) such additional amounts (the “Additional Amounts”) as may be necessary in order that the net amounts received in respect of such payments by the noteholders or the Trustee, as the case may be, after such withholding or deduction (including any such deduction or withholding from such Additional Amounts), will not be less than the amounts that would have been received in respect of such payments on the Notes or the Note Guarantees in the absence of such withholding or deduction; provided, however, that no such Additional Amounts will be payable for or on account of:

(1) any Taxes that would not have been so imposed or levied but for the existence of any present or former connection between the relevant noteholder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, the relevant noteholder, if such noteholder is an estate, nominee, trust, partnership, limited liability company or corporation) and the Relevant Taxing Jurisdiction (including being a citizen or resident or national of, or carrying on a business or maintaining a permanent establishment in, or being physically present in, the Relevant Taxing Jurisdiction) but excluding, in each case, any connection arising solely from the acquisition, ownership or holding of such Note or the receipt of any payment in respect thereof;

(2) any Taxes that would not have been so imposed or levied if the holder of the Note had complied with a reasonable request in writing of the Payor (such request being made at a time that would enable such holder acting reasonably to comply with that request) to make a declaration of nonresidence or any other claim or filing or satisfy any certification, information or reporting requirement for exemption from, or reduction in the rate of, withholding to which it is entitled (provided that such declaration of nonresidence or other claim, filing or requirement is required by the applicable law, treaty, regulation or administrative practice of the Relevant Taxing Jurisdiction as a precondition to exemption from the requirement to deduct or withhold all or a part of any such Taxes);

(3) any Taxes that are payable otherwise than by withholding from a payment of the principal of, premium, if any, or interest under the Notes or any Note Guarantee;

(4) any estate, inheritance, gift, sales, excise, transfer, personal property or similar tax, assessment or other governmental charge;

(5) any Taxes that are required to be deducted or withheld on a payment pursuant to the Directive or any law implementing, or introduced in order to conform to, the Directive;

(6) except in the case of the liquidation, dissolution or winding up of the Payor, any Taxes imposed in connection with a Note presented for payment by or on behalf of a noteholder or beneficial owner who would have been able to avoid such Tax by presenting the relevant Note to, or otherwise accepting payment from, another paying agent in a member state of the European Union; or

(7) any combination of the above.

Such Additional Amounts will also not be payable (x) if the payment could have been made without such deduction or withholding if the beneficiary of the payment had presented the Note for payment (where presentation is required) within 30 days after the relevant payment was first made available for payment to the noteholder or (y) where, had the beneficial owner of the Note been the holder of the Note, such beneficial owner would not have been entitled to payment of Additional Amounts by reason of any of clauses (1) to (7) inclusive above.

The Payor will (i) make any required withholding or deduction and (ii) remit the full amount deducted or withheld to the relevant taxing authority of the Relevant Taxing Jurisdiction in accordance with applicable law. Upon request, the Payor will use all reasonable efforts to obtain certified copies of tax receipts evidencing the payment of any Taxes so deducted or withheld from each relevant taxing authority of each Relevant Taxing Jurisdiction imposing such Taxes and will provide such certified copies to the Trustee. If, notwithstanding the efforts of such Payor to obtain such receipts, the same are not obtainable, such Payor will provide the Trustee with other evidence reasonably satisfactory to the applicable Holder.

If any Payor will be obligated to pay Additional Amounts under or with respect to any payment made on the Notes, at least 30 days prior to the date of such payment, the Payor will deliver to the Trustee an Officers’ Certificate stating the fact that Additional Amounts will be payable and the amount so payable and such other information necessary to enable the Paying Agent to pay Additional Amounts to noteholders on the relevant payment date (unless such obligation to pay Additional Amounts arises less than 45 days prior to the relevant payment date, in which case the Payor shall deliver such Officers’ Certificate and such other information as promptly as practicable after the date that is 30 days prior to the payment date, but no less than five (5) Business Days prior thereto, and otherwise in accordance with the requirements of DTC).

Wherever in the Indenture, the Notes, any Note Guarantee or this “Description of the May 2010 Notes” there is mentioned, in any context:

(1) the payment of principal,

(2) redemption prices or purchase prices in connection with a redemption or purchase of Notes,

(3) interest, or

(4) any other amount payable on or with respect to any of the Notes or any Note Guarantee,

such reference shall be deemed to include payment of Additional Amounts as described under this heading to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The Payor will pay any present or future stamp, court or documentary Taxes, or any other excise, property or similar Taxes, charges or levies that arise in any jurisdiction from the execution, delivery, registration or enforcement of any Notes, the Indenture, or any other document or instrument in relation thereto (other than a transfer of the Notes) excluding any such Taxes, charges or similar levies imposed by any jurisdiction that is not a Relevant Taxing Jurisdiction, and the Payor agrees to indemnify the noteholders and the Trustee for any such Taxes paid by such noteholders. The foregoing obligations will survive any termination, defeasance or discharge of the Indenture and will apply mutatis mutandis to any jurisdiction in which any successor to a Payor is organized or otherwise considered to be a resident for Tax purposes or any political subdivision or taxing authority or agency thereof or therein.

Agreed Tax Treatment

The Issuers agree, and by acquiring an interest in the Notes each beneficial owner of a Note agrees, to treat for U.S. federal income tax purposes (i) $480,500,000 in principal amount of the Notes as debt of the Luxembourg Issuer (or the sole owner of the Luxembourg Issuer) and $519,500,000 in principal amount of the Notes as debt of the sole owner of the US Issuer I and (ii) interest payments on the portion of the Notes that is treated as debt of the Luxembourg Issuer (or its sole owner) as non-U.S. source interest and interest payments on the portion of the Notes that is treated as debt of the sole owner of the US Issuer I as U.S. source interest; provided, however, that this agreement shall cease to apply if the Issuers (i) determine, after taking action that is permissible under the Indenture, that the aforementioned allocation of debt and interest payments is no longer accurate as a result of the changed circumstances, and (ii) promptly notify holders of such determination by sending first-class mail to each holder’s registered address (or otherwise completing delivery in accordance with applicable DTC procedures). Notwithstanding the foregoing, any Issuer or any other Payor may withhold from any interest payment made on any Note to or for the benefit of any person who is not a “United States person,” as such term is defined for U.S. federal income tax purposes, U.S. federal withholding tax, and pay such withheld amounts to the Internal Revenue Service, unless such person provides documentation to such Issuer or other Payor such that an exemption from U.S. federal withholding tax would apply to such payment if interest on such Note were treated as income from sources within the U.S. for U.S. federal income tax purposes.

Ranking

The indebtedness evidenced by the Notes is Senior Indebtedness of the Issuers, is equal in right of payment to all existing and future Senior Indebtedness of the Issuers and is senior in right of payment to all existing and future Subordinated Indebtedness of the Issuers.

The Indebtedness evidenced by the Note Guarantees is Senior Indebtedness of each Note Guarantor, is equal in right of payment to all existing and future Senior Indebtedness of such Note Guarantor and is senior in right of payment to all existing and future Subordinated Indebtedness of such Note Guarantor. BP II, the issuer of the 2007 Senior Notes and the 2007 Senior Subordinated Notes, has not guaranteed and will not guarantee the Notes.

As described in further detail below, in a liquidation, dissolution or bankruptcy of any of the Issuers or the Note Guarantors, holders of Notes and Note Guarantees will be entitled to receive payment in full of the Notes and Note Guarantees before holders of the guarantees of the 2007 Senior Subordinated Notes are entitled to receive any payment (other than certain permitted junior securities) in respect of such guarantees. However, the Notes and Note Guarantees do not constitute “Designated Senior Indebtedness” for purposes of the 2007 Senior Subordinated Indenture and, among other things, do not have the benefits of delivering payment blockage notices or enforcing the turnover provisions in the indenture governing the 2007 Senior Subordinated Notes.

At December 31, 2011, on a pro forma basis after giving effect to the 2012 Refinancing Transactions (as defined in “The Transactions”):

(1) RGHL and its Subsidiaries had an aggregate principal amount of $11,518 million of Indebtedness secured by any Lien outstanding. RGHL and its Subsidiaries would have had $35 million and €63 million of availability under the revolving credit facility under the Senior Secured Credit Facilities and the ability to incur up to €62 million of Secured Indebtedness under Local Facilities; and

(2) RGHL and its Subsidiaries had an aggregate principal amount of $17,516 million of unsubordinated Indebtedness outstanding (whether secured or unsecured) consisting of amounts outstanding under the Senior Secured Credit Facilities, the Senior Notes (including the Senior Note Guarantees with respect thereto), the Senior Secured Notes (including the Senior Secured Note Guarantees with respect thereto), the February 2012 Notes (including the guarantees thereto), the August 2011 Senior Secured Notes (including the guarantees thereto), the August 2011 Senior Notes (including the guarantees thereto), the February 2011 Senior Secured Notes (including the guarantees with respect thereto), the February 2011 Senior Notes (including the guarantees with respect thereto), the October 2010 Senior Secured Notes (including the guarantees with respect thereto), the October 2010 Senior Notes (including the guarantees with respect thereto), the May 2010 Notes (including the guarantees with respect thereto), the 2009 Notes (including the guarantees with respect thereto) and the 2007 Senior Notes (including the guarantees with respect thereto), Pactiv’s outstanding indebtedness, the Local Facilities and certain other local overdraft and local working capital facilities.

In addition, at December 31, 2011, on a pro forma basis after giving effect to the 2012 Refinancing Transactions, RGHL and its Subsidiaries had an aggregate of $568 million of Subordinated Indebtedness outstanding consisting of the 2007 Senior Subordinated Notes (including the guarantees with respect thereto). In addition, RGHL and its Subsidiaries had $25 million of indebtedness outstanding under Local Facilities.

Although the Indenture limits the Incurrence of Indebtedness by BP I, BP II and any Restricted Subsidiaries and the issuance of Disqualified Stock and Preferred Stock by the Issuers and any other Restricted Subsidiaries, such limitation is subject to a number of significant qualifications and exceptions. Under certain circumstances, BP II and BP I and their respective Subsidiaries (including the Issuers) may be able to Incur substantial amounts of additional Indebtedness. Such Indebtedness may be Secured Indebtedness

that has a prior claim to the Notes on the assets securing such Indebtedness. The covenants do not limit the amount of Indebtedness that RGHL may incur. See “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Liens.”

The Notes and Note Guarantees constitute “Senior Indebtedness” for purposes of the 2007 Senior Subordinated Indenture and, as such, in a liquidation, dissolution or bankruptcy of the Issuers or the Note Guarantors, holders of Notes and Note Guarantees will be entitled to receive payment in full of the Notes and Note Guarantees before holders of the guarantees of the 2007 Senior Subordinated Notes are entitled to receive any payment (other than certain permitted junior securities) in respect of such guarantees. However, the Notes and Note Guarantees do not constitute “Designated Senior Indebtedness” for purposes of the 2007 Senior Subordinated Indenture, as do the 2009 Notes, the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes and the August 2011 Senior Secured Notes, the Senior Secured Credit Facilities and the 2007 Senior Notes, and holders thereof have more rights than the holders of Notes. Thus, holders of Notes and Note Guarantees are not entitled to the benefit of certain provisions in the 2007 Senior Subordinated Indenture relating to the subordination of the 2007 Senior Subordinated Notes that provide rights only to holders of Designated Senior Indebtedness (as defined in the 2007 Senior Subordinated Indenture), not Senior Indebtedness. Specifically, holders of Designated Senior Indebtedness are granted, among other rights, the benefit of (i) “standstill periods,” during which no enforcement action may be taken in respect of the 2007 Senior Subordinated Notes until holders of Designated Senior Indebtedness have taken actions to enforce certain claims under their Indebtedness, (ii) “payment blockages,” which prevent payments from being made in respect of the 2007 Senior Subordinated Notes while certain events of default under the Designated Senior Indebtedness have occurred and are continuing and (iii) “turnover provisions,” which require the trustee of the 2007 Senior Subordinated Notes to pay over to holders of Designated Senior Indebtedness certain amounts that it has received in respect of the 2007 Senior Subordinated Notes. Because the Notes do not constitute Designated Senior Indebtedness for purposes of the 2007 Senior Subordinated Indenture, holders are not entitled to these and other rights in favor of only Designated Senior Indebtedness. Accordingly, the Notes do not have a contractual right to stop payments by the Issuers and Note Guarantors in respect of the 2007 Senior Subordinated Notes and holders of Notes may recover less than holders of Designated Senior Indebtedness as a result thereof.

The Notes and Note Guarantees rank pari passu in right of payment with the guarantees of the 2007 Senior Notes, the 2009 Notes (including the guarantees with respect thereto), the October 2010 Senior Secured Notes (including the guarantees with respect thereto), the October 2010 Senior Notes (including the guarantees with respect thereto), the February 2011 Senior Secured Notes (including the guarantees with respect thereto), the February 2011 Senior Notes (including the guarantees with respect thereto), the August 2011 Senior Secured Notes (including the guarantees with respect thereto), the August 2011 Senior Notes (including the guarantees with respect thereto), the February 2012 Notes (including the guarantees with respect thereto) and the Senior Secured Credit Facilities (including the guarantees with respect thereto). However, due to a contractual subordination agreement between holders of the 2007 Senior Notes on the one hand, and holders of the 2009 Notes, the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes, the August 2011 Senior Secured Notes and the Senior Secured Credit Facilities on the other hand, the guarantees of the 2007 Senior Notes rank junior in right of payment to the 2009 Notes, the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes, the August 2011 Senior Secured Notes and the Senior Secured Credit Facilities (and their respective guarantees).

Therefore, in the event that the Issuer or a Note Guarantor becomes a debtor in a United States bankruptcy case and claims under the 2007 Senior Notes, the 2009 Notes, the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes, the August 2011 Senior Secured Notes and the Senior Secured Credit Facilities are not fully secured, claims of holders of Notes and Note Guarantees will rank pari passu in right of payment with the unsecured portion of claims of holders of the guarantees of the 2007 Senior Notes, the 2009 Notes (including the guarantees with respect thereto), the October 2010 Senior Secured Notes (including the guarantees with respect thereto), the February 2011 Senior Secured Notes (including the guarantees with respect thereto), the August 201 Senior Secured Notes (including the guarantees with respect thereto) and the Senior Secured Credit Facilities (including the guarantees with respect thereto), even though claims under the guarantees of the 2007 Senior Notes will rank junior in right of payment to claims under the 2009 Notes, the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes, the August 2011 Senior Secured Notes and the Senior Secured Credit Facilities (and their respective guarantees). In addition, in such an event, we expect that claims of holders of Notes and Note Guarantees will be senior in right of payment to the claims of holders of the guarantees of the 2007 Senior Subordinated Notes, such that holders of Notes and Note Guarantees, together with holders of any other “Senior Indebtedness” for purposes of the 2007 Senior Subordinated Indenture, will be entitled to receive payment in full of such “Senior Indebtedness” before holders of the guarantees of the 2007 Senior Subordinated Notes are entitled to receive any payment (other than certain permitted junior securities) in respect of such guarantees. However, because of the differences in the rights of the holders of the Notes and the holders of Designated Senior Indebtedness, there can be no guarantee that a bankruptcy court would enforce the contractual subordination of the 2007 Subordinated Notes in favor of the Notes in the same manner as the contractual subordination of the 2007 Subordinated Notes in favor of the 2007 Senior Notes, the 2009 Notes, the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes, the August 2011 Senior Secured Notes and the Senior Secured Credit Facilities under such circumstances, and you may therefore recover less in a bankruptcy than if the Notes and Note Guarantees constituted Designated Senior Indebtedness for purposes of the 2007 Senior Subordinated Indenture. In addition, bankruptcy laws in the foreign jurisdictions in which we conduct business differ from those of the United States, and we cannot predict how a bankruptcy court in any such jurisdiction would treat such a circumstance. For more information, see “Certain Insolvency and Other Local Law Considerations.”

The US Issuer I is a finance company with no operations of its own, and its only material assets are the US Proceeds Loans. The US Issuer II is a finance company with no operations of its own, and no material assets. The Luxembourg Issuer is a finance company with no operations of its own, and its only material assets are the Luxembourg Proceeds Loans. Substantially all of the operations of RGHL are conducted through RGHL’s Subsidiaries. Unless a Subsidiary is a Note Guarantor or one of the Issuers, claims of creditors of such Subsidiary, including trade creditors, and claims of preferred stockholders (if any) of such Subsidiary generally will have priority with respect to the assets and earnings of such Subsidiary over the claims of creditors of the Note Guarantors, including holders of the Notes. The Notes, therefore, are effectively subordinated to creditors (including trade creditors) and preferred stockholders (if any) of Subsidiaries of RGHL that are not one of the Issuers or the Note Guarantors (including BP II, which is a finance company). As of December 31, 2011, our various subsidiaries that are not one of the Issuers, the issuer of the 2007 Notes, or Senior Note Guarantors had no more than approximately $10 million of long-term debt (on a consolidated basis and excluding intercompany loan transactions) and $1,577 million of total assets. See “Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — Not all of our subsidiaries guarantee the notes, and the notes and the guarantees of the notes will be structurally subordinated to all of the claims of creditors of those non-guarantor subsidiaries.”

Note Guarantees

Each of the Note Guarantors jointly and severally, irrevocably and unconditionally guarantees on a senior basis the performance and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of the Issuers under the Indenture and the Notes, whether for payment of principal of, premium, if any, or interest on the Notes, expenses, indemnification or otherwise (all such obligations guaranteed by such Note Guarantors and by any of RGHL’s Subsidiaries that subsequently become Note Guarantors being herein called the “Guaranteed Obligations”), subject to limitations imposed by applicable local law and certain other limitations imposed by the terms of such guarantees; provided, however, that in no event shall a US Controlled Foreign Subsidiary be required to guarantee the Guaranteed Obligations. The Note Guarantors include entities organized in the following jurisdictions: Australia, Austria, Brazil, British Virgin Islands, Canada, Costa Rica, Germany, Guernsey, Hong Kong, Hungary, Japan, Luxembourg, Mexico, the Netherlands, New Zealand, Switzerland, the United States and the United Kingdom. The Note Guarantees are subject to a variety of local laws that may limit or void the Note Guarantees and certain other limits imposed under the terms of such Note Guarantees. For a description of such limitations and the risks associated with the Note Guarantees, see

•	“Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — Fraudulent conveyance laws and other limitations on the enforceability of the notes, the guarantees and, as applicable, the related security, may adversely affect the validity and enforceability of the notes, the guarantees and, as applicable, the related security;”

•	“Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — Insolvency laws could limit your ability to enforce your rights under the notes, the guarantees and, in the case of the senior secured notes, the security;”

•	“Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — Enforcing your rights as a holder of the notes or under the guarantees, or with respect to the senior secured notes, the security, across multiple jurisdictions may be difficult;”

•	“Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — You may be unable to enforce judgments obtained in the United States and foreign courts against us, certain of the guarantors or our or their respective directors and executive officers;” and

•	“Certain Insolvency and Other Local Law Considerations.”

Such Note Guarantors have agreed, and any of RGHL’s Subsidiaries that subsequently become Note Guarantors will agree, to pay, subject to limitations imposed by applicable local law and certain other limitations, in addition to the amount stated above, any and all expenses (including reasonable counsel fees and expenses) incurred by the Trustee or the holders in enforcing any rights under the Note Guarantees.

Any future guarantor of the Senior Secured Credit Facilities, any other Credit Agreement or Public Debt of BP I, BP II or their respective Subsidiaries are only required to provide Note Guarantees as required by the covenant under “— Certain Covenants — Future Note Guarantors.” Accordingly, in the future, other Indebtedness, including the Senior Secured Credit Facilities, the February 2012 Notes, the August 2011 Notes, the February 2011 Notes, the October 2010 Notes, the May 2010 Notes, the 2009 Notes, the 2007 Senior Notes and the 2007 Senior Subordinated Notes could have the benefit of guarantees that are not also provided in favor of the Notes. See “— Ranking.”

Each Note Guarantee is a continuing guarantee and shall, subject to the next paragraph:

(1) remain in full force and effect until payment in full of all the Guaranteed Obligations;

(2) be binding upon each such Note Guarantor and its successors; and

(3) inure to the benefit of and be enforceable by the Trustee, the holders and their successors, transferees and assigns.

Release of Note Guarantees

A Note Guarantee of a Note Guarantor will be automatically released upon (a) receipt by the Trustee of a notification from BP I that such Note Guarantee be released and (b) the occurrence of any of the following:

(1) the consummation of any transaction permitted by the Indenture as a result of which such Note Guarantor ceases to be a Restricted Subsidiary;

(2) the release or discharge of the guarantee or other obligation by such Note Guarantor (other than RGHL) of the Senior Secured Credit Facilities or such other guarantee or other obligation that resulted in the creation of such Note Guarantee, except a release or discharge by or as a result of payment under such guarantee;

(3) BP I designating such Note Guarantor to be an Unrestricted Subsidiary in accordance with the covenants described under “— Certain Covenants — Limitation on Restricted Payments” and the definition of “Unrestricted Subsidiary;”

(4) the Issuers’ exercise of their legal defeasance option or covenant defeasance option as described under “— Defeasance,” or if the Issuers’ obligations under the Indenture are discharged in accordance with the terms of the Indenture; or

(5) the transfer or sale of the equity interests of such Note Guarantor pursuant to an enforcement action, in accordance with the terms of the First Lien Intercreditor Agreement.

The Note Guarantor will be required to deliver to the Trustee an Officers’ Certificate stating that all conditions precedent provided for in the Indenture relating to the release have been complied with. A Note Guarantee of a Note Guarantor also will be released as provided under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets.”

Upon any occurrence specified in the two preceding paragraphs, the Trustee shall, at the instruction of and at the cost of the Issuers, execute any documents reasonably requested of it to evidence such release.

Addition of Note Guarantors

Under certain circumstances, additional Restricted Subsidiaries may be added as Note Guarantors (see “— Certain Covenants — Future Note Guarantors”).

Change of Control

Upon the occurrence of any of the following events (each, a “Change of Control”), each holder will have the right to require the Issuers to repurchase all or any part of such holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), except to the extent the Issuers have previously elected to redeem all of the Notes as described under “— Optional Redemption:”

(1) the sale, lease or transfer, in one or a series of transactions, of all or Substantially All the assets of BP II or BP I and its Subsidiaries, taken as a whole, to a Person other than, directly or indirectly, any of the Permitted Holders;

(2) BP I becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than any of the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), of more than 50% of the total voting power of the Voting Stock of the US Issuer I, the US Issuer II, the Luxembourg Issuer, BP I or BP II or any direct or indirect parent of BP I or BP II; or

(3) RGHL ceases to own, directly or indirectly, 100% of the Capital Stock of BP I, BP II, BP III or any of the Issuers, other than directors’ qualifying shares or other de minimis shareholdings required by law.

In the event that at the time of such Change of Control the terms of any Bank Indebtedness restrict or prohibit the repurchase of Notes pursuant to this covenant, then prior to the mailing (or delivery) of the notice to holders provided for in the immediately following paragraph but in any event within 45 days following any Change of Control, the Issuers shall:

(1) repay in full all such Bank Indebtedness or, if doing so will allow the purchase of Notes, offer to repay in full all such Bank Indebtedness and repay the Bank Indebtedness of each lender that has accepted such offer; or

(2) obtain the requisite consent under the agreements governing such Bank Indebtedness to permit the repurchase of the Notes as provided for in the immediately following paragraph.

The Issuers’ failure to comply with such provisions or the provisions of the immediately following paragraph shall constitute an Event of Default described in clause (4) and not in clause (2) under “— Defaults” below.

Within 45 days following any Change of Control, except to the extent that the Issuers have exercised their right to redeem the Notes by delivery of a notice of redemption as described under “— Optional Redemption,” or all conditions to such redemption have been satisfied or waived, the Issuers shall mail (or otherwise deliver in accordance with applicable DTC procedures) a notice (a “Change of Control Offer”) to each holder with a copy to the Trustee stating:

(1) that a Change of Control has occurred and that such holder has the right to require the Issuers to repurchase such holder’s Notes at a repurchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date) (the “Change of Control Payment”);

(2) the circumstances and relevant facts and financial information regarding such Change of Control;

(3) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed or delivered) (the “Change of Control Payment Date”);

(4) the instructions determined by the Issuers, consistent with this covenant, that a holder must follow in order to have its Notes purchased; and

(5) if applicable and such notice is mailed prior to the occurrence of a Change of Control, that such offer is conditioned on the occurrence of such Change of Control.

A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

In addition, the Issuers will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuers and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

On the Change of Control Payment Date, if the Change of Control shall have occurred, the Issuers will, to the extent lawful:

(1) accept for payment all Notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes so tendered;

(3) deliver or cause to be delivered to the Trustee an Officers’ Certificate stating the Notes or portions of the Notes being purchased by the Issuers in the Change of Control Offer;

(4) in the case of Global Notes, deliver, or cause to be delivered, to the principal Paying Agent the Global Notes in order to reflect thereon the portion of such Notes or portions thereof that have been tendered to and purchased by the Issuers; and

(5) in the case of Definitive Registered Notes, deliver, or cause to be delivered, to the relevant Registrar for cancellation all Definitive Registered Notes accepted for purchase by the Issuers.

The Paying Agent will promptly mail (or otherwise deliver in accordance with applicable DTC procedures) to each holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder of Notes a new Note equal in principal amount to the unpurchased portion of the Notes surrendered, if any; provided, however, that each such new Note will be in a principal amount that is at least $100,000 and integral multiples of $1,000 in excess thereof.

Notes repurchased by the Issuers or an Affiliate pursuant to a Change of Control Offer will have the status of Notes issued but not outstanding or will be retired and canceled at the option of the Issuers. Notes purchased by an unaffiliated third party pursuant to the procedure described above will have the status of Notes issued and outstanding.

The Issuers will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

This Change of Control repurchase provision is a result of negotiations between RGHL, the Issuers and the Initial Purchaser. None of RGHL, BP I, BP II and the Issuers has any present intention to engage in a transaction involving a Change of Control, although it is possible that they could decide to do so in the future. Subject to the limitations discussed below, RGHL, BP I, BP II or any of the Restricted Subsidiaries, including the Issuers, could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the capital structure or credit rating of RGHL or its Restricted Subsidiaries, including the Issuers.

The occurrence of events that would constitute a Change of Control would require repayment of all amounts outstanding under the Senior Secured Credit Facilities and would trigger the requirement that we offer to purchase the 2009 Notes, the October 2010 Notes, the February 2011 Notes, the August 2011 Notes, the February 2012 Notes, the 2007 Senior Notes and the 2007 Senior Subordinated Notes at 101% of the principal amount thereof. Agreements and instruments with respect to future indebtedness that RGHL or any of its Subsidiaries may incur may contain prohibitions on certain events that would constitute a Change of Control or require such indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Issuers to repurchase the Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Issuers. Finally, the Issuers’ ability to pay cash to the holders upon a repurchase may be limited by the Issuers’ then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. Neither RGHL nor any of its Restricted Subsidiaries are required to advance us funds to make any Change of Control Payment. See “Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — We may be unable to raise the funds necessary to finance the change of control repurchase offers required by the indentures governing the notes and similar requirements in the agreements governing our other indebtedness.”

The provisions under the Indenture relating to the Issuers’ obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of outstanding Notes.

Certain Covenants

Set forth below are summaries of certain covenants that are contained in the Indenture.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.  The Indenture provides that:

(1) each of BP I and BP II will not, and will not permit any Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock; and

(2) each of BP I and BP II will not permit any Restricted Subsidiaries (other than a Note Guarantor) to issue any shares of Preferred Stock;

provided, however, that BP I and BP II may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Restricted Subsidiary may Incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock or issue shares of Preferred Stock, in each case if the Fixed Charge Coverage Ratio of BP I and BP II on a combined basis for the most recently ended four full fiscal quarters for which combined internal financial statements of BP I and BP II are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period; provided that the amount of Indebtedness that may be Incurred and Disqualified Stock or Preferred Stock that may be issued pursuant to the foregoing by Restricted Subsidiaries that are not the Issuers or Note Guarantors shall not exceed €10.0 million at any one time outstanding.

The foregoing limitations will not apply to (collectively, “Permitted Debt”):

(a) the Incurrence by BP I, BP II or any Restricted Subsidiaries of Indebtedness under (i) the Credit Agreement and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) in an aggregate principal amount not to exceed (A) $1,835 million of term loan facilities, plus (B) €250 million of term loan facilities, plus (C) $120 million of revolving credit facilities and ancillary facilities that relate to revolving credit facilities, plus (D) €80 million of revolving credit facilities and ancillary facilities that relate to revolving credit facilities and (ii) Local Facility Agreements in an aggregate principal amount not to exceed €40.0 million;

(b) the Incurrence by the Issuers and the Note Guarantors of Indebtedness represented by the Notes (not including any Additional Notes) and the Note Guarantees;

(c) Indebtedness existing on the Issue Date (other than Indebtedness described in clauses (a) and (b));

(d) Indebtedness (including Capitalized Lease Obligations) Incurred by BP I, BP II or any Restricted Subsidiaries, Disqualified Stock issued by BP I, BP II or any Restricted Subsidiaries and Preferred Stock issued by any Restricted Subsidiaries to finance (whether prior to or within 270 days after) the purchase, lease, construction or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) and Indebtedness, Disqualified Stock or Preferred Stock of a Restricted Subsidiary that serves to refund, refinance or defease any of the foregoing; provided that the aggregate amount of all Indebtedness outstanding pursuant to this clause (d) shall not at any time exceed the greater of €50.0 million and 2.0% of Total Assets;

(e) Indebtedness Incurred by BP I, BP II or any Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit and bank guarantees issued in the ordinary course of business, including without limitation letters of credit in respect of workers’ compensation claims, health, disability or other benefits to employees or former employees or their families or property, casualty or liability insurance or self-insurance, and letters of credit in connection with the maintenance of, or pursuant to the requirements of, environmental or other permits or licenses from governmental authorities, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims;

(f) Indebtedness arising from agreements of BP I, BP II or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred in connection with the Transactions or any other acquisition or disposition of any business, assets or a Subsidiary of BP I or BP II in accordance with the terms of the Indenture, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(g) Indebtedness of BP I or BP II to a Restricted Subsidiary; provided that, except in respect of intercompany current liabilities incurred in the ordinary course of business in connection with the cash management operations of BP I, BP II and the Restricted Subsidiaries, any such Indebtedness owed to a Restricted Subsidiary that is not one of the Issuers or a Note Guarantor shall within 90 days of the Issue Date, to the extent legally permitted, be subordinated in right of payment to the obligations of the Issuers under the Notes or the obligations of BP I under its Note Guarantee, as applicable; provided further however, that any subsequent issuance or transfer of any Capital Stock or any other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to BP I, BP II or a Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien) shall be deemed, in each case, to be an Incurrence of such Indebtedness not permitted by this clause (g);

(h) shares of Preferred Stock of a Restricted Subsidiary issued to BP I, BP II or a Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary that holds such shares of Preferred Stock of another Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to BP I, BP II or a Restricted Subsidiary) shall be deemed, in each case, to be an issuance of shares of Preferred Stock not permitted by this clause (h);

(i) Indebtedness of a Restricted Subsidiary to BP I, BP II or another Restricted Subsidiary; provided that except in respect of intercompany current liabilities incurred in the ordinary course of business in connection with the cash management operations of BP I, BP II and the Restricted Subsidiaries, if a Note Guarantor Incurs such Indebtedness to a Restricted Subsidiary that is not one of the Issuers or a Note Guarantor, such Indebtedness shall within 90 days of the Issue Date, to the extent legally permitted, be subordinated in right of payment to the Note Guarantee of such Note Guarantor; provided further that any subsequent issuance or transfer of any Capital Stock or any other event that results in any Restricted Subsidiary holding such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to BP I, BP II or another Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien) shall be deemed, in each case, to be an Incurrence of such Indebtedness not permitted by this clause (i);

(j) Hedging Obligations that are Incurred not for speculative purposes but (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the Indenture to be outstanding; (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges; or (3) for the purpose of fixing or hedging commodity price risk with respect to any commodity purchases or sales;

(k) obligations in respect of performance, bid, appeal and surety bonds and completion guarantees provided by BP I, BP II or any Restricted Subsidiary in the ordinary course of business or consistent with past practice;

(l) (i) any guarantee by BP I, BP II or a Restricted Subsidiary of Indebtedness or other obligations of BP I, BP II or any Restricted Subsidiaries so long as the Incurrence of such Indebtedness Incurred by BP I, BP II or such Restricted Subsidiary was not in violation of the terms of the Indenture or (ii) Indebtedness of BP I, BP II or any Restricted Subsidiary arising by reason of any Lien permitted to be granted or to subsist pursuant to “— Certain Covenants — Limitation on Liens” and so long as the Indebtedness secured by such Lien was not incurred in violation of the Indenture;

(m) the Incurrence by BP I, BP II or a Restricted Subsidiary of Indebtedness or Disqualified Stock or Preferred Stock of a Restricted Subsidiary, in either case, that serves to refund, refinance or defease any Indebtedness Incurred or Disqualified Stock or Preferred Stock issued as permitted under the first paragraph of this covenant or clauses (b), (c), (m) and (n) of this paragraph or any Indebtedness, Disqualified Stock or Preferred Stock Incurred to so refund or refinance such Indebtedness, Disqualified Stock or Preferred Stock, including any additional Indebtedness, Disqualified Stock or Preferred Stock Incurred to pay premiums (including tender premium), defeasance costs and fees in connection therewith

(subject to the following proviso, “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness will be Refinancing Indebtedness if and to the extent it:

(1) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred that is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded, refinanced or defeased and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Indebtedness, Disqualified Stock and Preferred Stock being refunded or refinanced that were due on or after the date one year following the last maturity date of any Notes then outstanding were instead due on such date one year following the last date of maturity of the Notes (provided that any Refinancing Indebtedness Incurred in reliance on this subclause (1)(y) does not provide for any scheduled principal payments prior to the maturity date of the Notes in excess of, or prior to, the scheduled principal payments due prior to such maturity for the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced or defeased);

(2) has a Stated Maturity that is not earlier than the earlier of (x) the Stated Maturity of the Indebtedness being refunded, refinanced or defeased or (y) 91 days following the maturity date of the Notes;

(3) refinances (a) Indebtedness junior to the Notes or any Note Guarantee, such Refinancing Indebtedness is junior to the Notes or the Note Guarantee of such Note Guarantor, as applicable, or (b) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness is Disqualified Stock or Preferred Stock; and

(4) does not include (x) Indebtedness of BP I, BP II or a Restricted Subsidiary that is not one of the Issuers or a Note Guarantor that refinances, refunds or defeases Indebtedness of BP I, BP II, any Issuer or any Note Guarantor, or (y) Indebtedness of BP I, BP II or a Restricted Subsidiary that refinances, refunds or defeases Indebtedness of an Unrestricted Subsidiary;

(n) Indebtedness, Disqualified Stock or Preferred Stock of (x) BP I, BP II or a Restricted Subsidiary Incurred to finance an acquisition, merger, consolidation or amalgamation or (y) Persons that constitutes Acquired Indebtedness; provided, however, that after giving effect to such acquisition or merger, consolidation or amalgamation, BP I or BP II would be permitted to Incur at least €1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant or the Fixed Charge Coverage Ratio of BP I and BP II on a combined basis would be greater than immediately prior to such acquisition or merger, consolidation or amalgamation;

(o) Indebtedness Incurred by a Receivables Subsidiary in a Qualified Receivables Financing that is not with recourse to BP I, BP II or any Restricted Subsidiary other than a Receivables Subsidiary (except for Standard Securitization Undertakings);

(p) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within five Business Days of its Incurrence;

(q) Indebtedness of BP I, BP II or any Restricted Subsidiary supported by a letter of credit or bank guarantee issued pursuant to the Credit Agreement, in a principal amount not in excess of the stated amount of such letter of credit;

(r) Indebtedness representing deferred compensation or other similar arrangements to employees and directors of BP I, BP II or any Restricted Subsidiary Incurred in the ordinary course of business or in connection with the Transactions (including as a result of the cancellation or vesting of outstanding options and other equity-based awards in connection therewith), an acquisition or any other Permitted Investment;

(s) Indebtedness of BP I, BP II or any Restricted Subsidiary consisting of (1) the financing of insurance premiums or (2) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(t) Indebtedness Incurred on behalf of, or representing Guarantees of Indebtedness of, joint ventures of BP I, BP II or any Restricted Subsidiary not in excess, at any one time outstanding, of the greater of €15.0 million and 0.5% of Total Assets at the time of Incurrence;

(u) Indebtedness or Disqualified Stock of BP I, BP II or any Restricted Subsidiary and Preferred Stock of BP I, BP II or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount or liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and Incurred pursuant to this clause (u), does not exceed the greater of €100.0 million and 4.25% of Total Assets at the time of Incurrence (subject to the third paragraph of this covenant, it being understood that any Indebtedness Incurred under this clause (u) shall cease to be deemed Incurred or outstanding for purposes of this clause (u) but shall be deemed Incurred for purposes of the first paragraph of this covenant from and after the first date on which BP I, BP II or the Restricted Subsidiary, as the case may be, could have Incurred such Indebtedness under the first paragraph of this covenant without reliance upon this clause (u));

(v) Indebtedness or Disqualified Stock of BP I, BP II or any Restricted Subsidiary and Preferred Stock of BP I, BP II or any Restricted Subsidiary not otherwise permitted hereunder and Refinancing Indebtedness thereof in an aggregate principal amount or liquidation preference not exceeding at any one time outstanding 200.0% of the net cash proceeds received by BP I, BP II and the Restricted Subsidiaries since immediately after the Issue Date from the issue or sale of Equity Interests or Subordinated Shareholder Funding of BP I, BP II or any direct or indirect parent entity of BP I or BP II (which proceeds are contributed to BP I, BP II or a Restricted Subsidiary) or cash contributed to the capital of BP I or BP II (in each case other than proceeds of Disqualified Stock or sales of Equity Interests to, or contributions received from, BP I, BP II or any of their respective Subsidiaries and other than in connection with the Transactions) as determined in accordance with clauses (2) and (3) of the definition of “Cumulative Credit” to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other Investments, payments or exchanges pursuant to the second paragraph of “— Certain Covenants — Limitation on Restricted Payments” or to make Permitted Investments (other than Permitted Investments specified in clauses (1) and (3) of the definition thereof);

(w) Indebtedness arising as a result of implementing composite accounting or other cash pooling arrangements involving solely BP I, BP II and the Restricted Subsidiaries or solely among Restricted Subsidiaries and entered into in the ordinary course of business and netting, overdraft protection and other arrangements among BP I, BP II, any Restricted Subsidiary and a bank arising under standard business terms of such bank at which BP I, BP II or any Restricted Subsidiary maintains an overdraft, cash pooling or other similar arrangement;

(x) Indebtedness consisting of Indebtedness issued by BP I, BP II or a Restricted Subsidiary to current or former officers, directors and employees thereof or any direct or indirect parent thereof, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of BP I, BP II or any of their direct or indirect parent companies to the extent described in clause (4) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Restricted Payments;”

(y) Indebtedness of BP I or any of its Restricted Subsidiaries consisting of obligations (including guarantees thereof) to repurchase equipment sold to customers or third party leasing companies pursuant to the terms of sale of such equipment in the ordinary course of business;

(z) without limiting clause (a) of this paragraph, Indebtedness under local overdraft and other local working capital facilities in an aggregate principal amount not to exceed €85.0 million; and

(aa) Indebtedness in the form of deferred payment obligations under any arrangement permitted by clause (12) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Restricted Payments.”

Notwithstanding the foregoing, none of the Issuers and any Note Guarantors will Incur any Indebtedness as any Permitted Debt if the proceeds thereof are used, directly or indirectly, to refinance any Subordinated Indebtedness of such Issuer or any Note Guarantor unless such Indebtedness shall be subordinated to the Notes or the applicable Note Guarantee to at least the same extent as such Subordinated Indebtedness.

For purposes of determining compliance with this covenant:

(1) in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (a) through (aa) above or is entitled to be Incurred pursuant to the first paragraph of this covenant, the Issuers shall, in their sole discretion, classify or reclassify, or later divide, classify or reclassify, such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) in any manner that complies with this covenant; provided, however, that (x) all Indebtedness under the Credit Agreement outstanding on the Issue Date shall be deemed to have been Incurred pursuant to clause (a)(i) of Permitted Debt and the Issuers shall not be permitted to reclassify all or any portion of such Indebtedness under the Credit Agreement outstanding on the Issue Date and (y) the Issuers shall not be permitted to reclassify all or any portion of any Secured Indebtedness Incurred as Permitted Debt unless at the time of such reclassification the Issuers could secure such Secured Indebtedness pursuant to clause (6) of the definition of “Permitted Liens;” and

(2) the Issuers will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above, and in that connection shall be entitled to treat a portion of such Indebtedness as having been Incurred under the first paragraph above and thereafter the remainder of such Indebtedness having been Incurred under the second paragraph above.

Accrual of interest, the accretion of accreted value, the payment of interest or dividends in the form of additional Indebtedness, Disqualified Stock or Preferred Stock, as applicable, accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies will not be deemed to be an Incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant. Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness that is otherwise included in the determination of a particular amount of Indebtedness shall not be included in the determination of such amount of Indebtedness; provided that the Incurrence of the Indebtedness represented by such guarantee or letter of credit, as the case may be, was in compliance with this covenant.

For purposes of determining compliance with this covenant, the Euro Equivalent of the principal amount of Indebtedness denominated in another currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first drawn, in the case of Indebtedness Incurred under a revolving credit facility; provided that (a) if such Indebtedness is Incurred to refinance other Indebtedness denominated in a currency other than euro, and such refinancing would cause the applicable euro-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such euro-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced; (b) the Euro Equivalent of the principal amount of any such Indebtedness outstanding on the Issue Date shall be calculated based on the relevant currency exchange rate in effect on the Issue Date; and (c) if any such Indebtedness is subject to a Currency Agreement with respect to the currency in which such Indebtedness is denominated covering principal, premium, if any, and interest on such Indebtedness, the amount of such Indebtedness and such interest and premium, if any, shall be determined after giving effect to all payments in respect thereof under such Currency Agreements.

Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that BP I, BP II and the Restricted Subsidiaries may Incur pursuant to this covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

For all purposes of the Indenture, (1) unsecured Indebtedness will not be treated as subordinated or junior to Secured Indebtedness merely because it is unsecured, (2) Senior Indebtedness will not be treated as subordinated or junior to any other Senior Indebtedness merely because it has junior priority with respect to the same collateral, (3) Indebtedness of such Person which is not guaranteed will not be treated as subordinated or junior to Indebtedness that is guaranteed merely because of such guarantee and (4) Indebtedness under any Secured Indebtedness will not be deemed to be subordinated because of the application of waterfall or other payment-ordering or collateral-sharing provisions affecting any such Secured Indebtedness.

Limitation on Restricted Payments.  The amount of our Cumulative Credit (as defined below) is calculated based on our net income since, and other transactions occurring from, November 5, 2009 or October 1, 2009, as applicable.

The Indenture provides that BP I and BP II will not, and will not permit any Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any distribution on account of BP I’s, BP II’s or any Restricted Subsidiaries’ Equity Interests or pay any amounts in respect of Subordinated Shareholder Funding, including any payment made in connection with any merger, amalgamation or consolidation involving BP I or BP II (other than (A) dividends or distributions by BP I or BP II payable solely in Equity Interests (other than Disqualified Stock) of BP I or BP II or in Subordinated Shareholder Funding of BP I or BP II; (B) dividends or distributions payable to BP I, BP II or a Restricted Subsidiary or (C) in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Restricted Subsidiary, such dividends or distributions paid to minority shareholders, provided that BP I, BP II or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities (except to the extent non pro rata payments of such dividends or distributions are required by law or under the terms of any agreement in effect on the Issue Date));

(2) purchase or otherwise acquire or retire for value any Equity Interests of BP I, BP II or any direct or indirect parent of BP I or BP II, in each case held by Persons other than BP I, BP II or a Restricted Subsidiary;

(3) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment or scheduled maturity, any Subordinated Shareholder Funding, any Subordinated Indebtedness (including the 2007 Senior Subordinated Notes) of BP I, BP II, the Issuers or any Note Guarantor (other than the payment, redemption, repurchase, defeasance, acquisition or retirement of (A) Subordinated Indebtedness (including the 2007 Senior Subordinated Notes) in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement and (B) any Subordinated Indebtedness between any of BP I, BP II and any Restricted Subsidiary or between any of the Restricted Subsidiaries); or

(4) make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(a) no Default shall have occurred and be continuing or would occur as a consequence thereof;

(b) immediately after giving effect to such transaction on a pro forma basis, BP I or BP II could Incur €1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” and

(c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by BP I, BP II and the Restricted Subsidiaries after the RP Reference Date (and not returned or rescinded) (including Restricted Payments permitted by clauses (1), (4) (only to the extent of one-half of the amounts paid pursuant to such clause), (6) and (8) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the amount equal to the Cumulative Credit.

“Cumulative Credit” means the sum of (without duplication):

(1) 50% of the Consolidated Net Profit of BP I and BP II for the period (taken as one accounting period, the “Reference Period”) from the beginning of the fiscal quarter during which the RP Reference Date occurred to the end of the most recently ended fiscal quarter for which combined internal financial statements of BP I and BP II are available at the time of such Restricted Payment (or, in the case such Consolidated Net Profit for such period is a deficit, minus 100% of such deficit); plus

(2) 100% of the aggregate net proceeds, including cash and the Fair Market Value of property other than cash received by BP I or BP II after the RP Reference Date (other than net proceeds to the extent such net proceeds have been used to Incur Indebtedness, Disqualified Stock, or Preferred Stock pursuant to clause (v) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) from the issue or sale of Equity Interests of BP I or BP II or Subordinated Shareholder Funding to BP I or BP II (excluding Refunding Capital Stock (as defined below), Designated Preferred Stock, Excluded Contributions, and Disqualified Stock and other than in connection with the Transactions), including Equity Interests issued upon exercise of warrants or options (other than an issuance or sale to a Restricted Subsidiary); plus

(3) 100% of the aggregate amount of contributions to the capital of BP I or BP II received in cash and the Fair Market Value of property other than cash received after the RP Reference Date (other than Excluded Contributions, Refunding Capital Stock, Designated Preferred Stock, and Disqualified Stock and other than contributions (x) to the extent such contributions have been used to Incur Indebtedness, Disqualified Stock, or Preferred Stock pursuant to clause (v) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” or (y) made in connection with the Transactions); plus

(4) the principal amount of any Indebtedness, or the liquidation preference or maximum fixed repurchase price, as the case may be, of any Disqualified Stock of BP I, BP II or any Restricted Subsidiary thereof issued after the RP Reference Date (other than Indebtedness or Disqualified Stock issued to a Restricted Subsidiary) which has been converted into or exchanged for Equity Interests in or Subordinated Shareholder Funding of BP I or BP II (other than Disqualified Stock) or any direct or indirect parent of BP I or BP II (provided in the case of any parent, such Indebtedness or Disqualified Stock is retired or extinguished); plus

(5) 100% of the aggregate amount received after the RP Reference Date by BP I, BP II or any Restricted Subsidiary in cash and the Fair Market Value of property other than cash received by BP I, BP II or any Restricted Subsidiary:

(A) from the sale or other disposition (other than to BP I, BP II or a Restricted Subsidiary and other than in connection with the Transactions) of Restricted Investments made after the Reference Date by BP I, BP II or the Restricted Subsidiaries and from repurchases and redemptions after the RP Reference Date of such Restricted Investments from BP I, BP II or the Restricted Subsidiaries by any Person (other than BP I, BP II or any Restricted Subsidiaries) and from repayments of loans or advances and releases of guarantees, which constituted Restricted Investments made after the RP Reference Date (other than in each case to the extent that the Restricted Investment was made pursuant to clause (7) or (10) of the succeeding paragraph),

(B) from the sale (other than to BP I, BP II or a Restricted Subsidiary) of the Capital Stock of an Unrestricted Subsidiary, or

(C) from a distribution or dividend from an Unrestricted Subsidiary; plus

(6) in the event any Unrestricted Subsidiary of BP I or BP II has been redesignated as a Restricted Subsidiary after the RP Reference Date or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, BP I, BP II or a Restricted Subsidiary after the RP Reference Date, the Fair Market Value (and, if such Fair Market Value exceeds €20.0 million, such Fair Market Value shall be set forth in a written resolution of a majority of the Board of Directors of BP I) of the Investment of BP I or BP II in such Unrestricted Subsidiary at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable), after taking into account any Indebtedness associated with the Unrestricted Subsidiary so designated or combined or any Indebtedness associated with the assets so transferred or conveyed (other than in each case to the extent that the designation of such Subsidiary as an Unrestricted Subsidiary was made pursuant to clause (7) or (10) of the next succeeding paragraph or constituted a Permitted Investment).

The foregoing provisions will not prohibit:

(1) the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

(2) (a) the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Retired Capital Stock”) or Subordinated Indebtedness (including the 2007 Senior Subordinated Notes) or Subordinated Shareholder Funding of BP I, BP II, any direct or indirect parent of BP I, BP II or any Restricted Subsidiary in exchange for, or out of the proceeds of, the substantially concurrent sale of, Equity Interests or Subordinated Shareholder Funding of BP I, BP II or any direct or indirect parent of BP I or BP II or contributions to the equity capital of BP I or BP II (other than any Disqualified Stock or any Equity Interests sold to a Subsidiary of BP I or BP II) (collectively, including any such contributions, “Refunding Capital Stock”), and

(b) the declaration and payment of dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of BP I or BP II) of Refunding Capital Stock;

(3) the redemption, repurchase, defeasance or other acquisition or retirement of Subordinated Indebtedness (including the 2007 Senior Subordinated Notes) of BP I, BP II or any Note Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of BP I, BP II or a Note Guarantor which is Incurred in accordance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as:

(a) the principal amount (or accreted value, if applicable) of such new Indebtedness does not exceed the principal amount (or accreted value, if applicable), plus any accrued and unpaid interest, of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired for value (plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired, any tender premiums, and any defeasance costs, fees and expenses Incurred in connection therewith);

(b) such Indebtedness is subordinated to the Notes or the related Note Guarantee, as the case may be, at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, defeased, acquired or retired for value;

(c) such Indebtedness has a final scheduled maturity date equal to or later than the earlier of (x) the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired or (y) 91 days following the maturity date of the Notes; and

(d) such Indebtedness has a Weighted Average Life to Maturity at the time Incurred that is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Subordinated

Indebtedness being redeemed, repurchased, defeased, acquired or retired that were due on or after the date one year following the last maturity date of any Notes then outstanding were instead due on such date one year following the last date of maturity of the Notes (provided that in the case of this subclause (d)(y), such Indebtedness does not provide for any scheduled principal payments prior to the maturity date of the Notes in excess of, or prior to, the scheduled principal payments due prior to such maturity for the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced or defeased);

(4) a Restricted Payment to pay for the purchase, repurchase, retirement, defeasance, redemption or other acquisition for value of Equity Interests of BP I, BP II or any direct or indirect parent of BP I or BP II held by any future, present or former employee, director or consultant of BP I, BP II or any direct or indirect parent of BP I or BP II or any Subsidiary of BP I or BP II pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement; provided, however, that the aggregate Restricted Payments made under this clause (4) do not exceed €2.5 million in any calendar year (with unused amounts in any calendar year being permitted to be carried over for the two succeeding calendar years subject to a maximum payment (without giving effect to the following proviso) of €5.0 million in any calendar year); provided further, however, that such amount in any calendar year may be increased by an amount not to exceed:

(a) the cash proceeds received by BP I, BP II or any Restricted Subsidiaries from the sale of Equity Interests (other than Disqualified Stock) of BP I, BP II or any direct or indirect parent of BP I or BP II (to the extent contributed to BP I or BP II) to members of management, directors or consultants of BP I, BP II and the Restricted Subsidiaries or any direct or indirect parent of BP I or BP II that occurs after the Reference Date (provided that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under clause (2) of the first paragraph under “— Certain Covenants — Limitation on Restricted Payments”); plus

(b) the cash proceeds of key man life insurance policies received by BP I, BP II or any direct or indirect parent of BP I or BP II (to the extent contributed to BP I or BP II) or the Restricted Subsidiaries after the Reference Date;

provided that the Issuers may elect to apply all or any portion of the aggregate increase contemplated by clauses (a) and (b) above in any calendar year;

(5) the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of BP I, BP II or any Restricted Subsidiaries issued or Incurred in accordance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(6) (a) the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Reference Date, (b) a Restricted Payment to any direct or indirect parent of BP I or BP II, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of any direct or indirect parent of BP I or BP II issued after the Reference Date and (c) the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph; provided, however, that, (x) for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is Preferred Stock, after giving effect to such issuance (and the payment of dividends or distributions) on a pro forma basis, BP I and BP II would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00 on a combined basis and (y) the aggregate amount of dividends declared and paid pursuant to (a) and (b) of this clause (6) does not exceed the net cash proceeds actually received by BP I and BP II from any such sale or issuance of Designated Preferred Stock (other than Disqualified Stock) issued after the Reference Date or contributed by Subordinated Shareholder Funding to BP I or BP II after the Reference Date;

(7) Investments in Unrestricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (7) that are at that time outstanding, not to exceed the greater of €25.0 million and 1.0% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(8) the payment of dividends on BP I’s or BP II’s ordinary shares (or a Restricted Payment to any direct or indirect parent of BP I or BP II to fund the payment by such direct or indirect parent of BP I or BP II of dividends on such entity’s ordinary shares) of up to 6% per annum of the net proceeds received by BP I or BP II from any public offering of ordinary shares of BP I or BP II or any of their direct or indirect parents;

(9) Restricted Payments that are made with Excluded Contributions;

(10) other Restricted Payments in an aggregate amount not to exceed €50.0 million at the time made;

(11) the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to BP I, BP II or a Restricted Subsidiary by, Unrestricted Subsidiaries;

(12) Restricted Payments (a) to any direct or indirect parent of BP I or BP II in amounts required for such parent to pay national, state or local income taxes (as the case may be) imposed directly on such parent to the extent such income taxes are attributable to the income of BP I, BP II and the Restricted Subsidiaries (including, without limitation, by virtue of such parent being the common parent of a consolidated or combined tax group of which BP I, BP II or the Restricted Subsidiaries are members) or (b) to RGHL or any of its Affiliates relating to the transfer or surrender, in each case on arm’s-length terms, of any tax losses or other tax assets that can be used by BP I, BP II or a Restricted Subsidiary;

(13) the payment of dividends, other distributions or other amounts or the making of loans or advances or any other Restricted Payment, if applicable:

(a) in amounts required for any direct or indirect parent of BP I or BP II, if applicable, to pay fees and expenses (including franchise or similar taxes) required to maintain its corporate existence, customary salary, bonus and other benefits payable to, and indemnities provided on behalf of, officers, directors and employees of any direct or indirect parent of BP I or BP II, if applicable, and general corporate operating and overhead expenses (including without limitation compliance and reporting expenses) of any direct or indirect parent of BP I or BP II, if applicable, in each case to the extent such fees and expenses are attributable to the ownership or operation of BP I or BP II, if applicable, and their respective Subsidiaries; provided that for so long as such direct or indirect parent owns no material assets other than Equity Interests in BP I or BP II or any direct or indirect parent of BP I or BP II, such fees and expenses shall be deemed for purposes of this clause 13(a) to be attributable to such ownership or operation;

(b) in amounts required for any direct or indirect parent of BP I or BP II, if applicable, to pay interest and principal on Indebtedness the proceeds of which have been contributed to BP I, BP II or any Restricted Subsidiaries and that has been guaranteed by, or is otherwise considered Indebtedness of, BP I or BP II Incurred in accordance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” and

(c) in amounts required for any direct or indirect parent of BP I or BP II to pay fees and expenses, other than to Affiliates of BP I or BP II, related to any unsuccessful equity or debt offering of such parent.

(14) Restricted Payments used to fund the Transactions, the 2009 Post-Closing Reorganization and the payment of fees and expenses incurred in connection with the Transactions and the 2009 Post-Closing Reorganization (including as a result of the cancellation or vesting of outstanding options and other equity-based awards in connection therewith) as described in the Offering Circular (including payments made pursuant to the Acquisition Documents, the Reynolds Acquisition Documents or the Evergreen Acquisition Documents, whether payable on the Issue Date or thereafter) or owed by BP I or BP II or any direct or indirect parent of BP I or BP II, as the case may be, or any Restricted Subsidiary to Affiliates for services rendered or goods sold, in each case to the extent permitted by the covenant described under “— Transactions with Affiliates;”

(15) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(16) purchases of receivables pursuant to a Receivables Repurchase Obligation in connection with a Qualified Receivables Financing and the payment or distribution of Receivables Fees;

(17) payments of cash, or dividends, distributions, advances or other Restricted Payments by BP I, BP II or any Restricted Subsidiary to allow the payment of cash in lieu of the issuance of fractional shares upon the exercise of options or warrants or upon the conversion or exchange of Capital Stock of any such Person;

(18) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness constituting Acquired Indebtedness or any other Subordinated Indebtedness (including the 2007 Senior Subordinated Notes) pursuant to the provisions similar to those described under the captions “— Change of Control” and “— Certain Covenants — Asset Sales,” provided that all Notes tendered by holders of the Notes in connection with a Change of Control or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value in accordance with the terms of the Indenture;

(19) payments or distributions to dissenting stockholders pursuant to applicable law or in connection with a consolidation, amalgamation, merger or transfer of all or Substantially All of the assets of BP I, BP II and the Restricted Subsidiaries, taken as a whole, that complies with the covenant described under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets;” provided that as a result of such consolidation, amalgamation, merger or transfer of assets, the Issuers shall have made a Change of Control Offer (if required by the Indenture) and that all Notes tendered by holders in connection with such Change of Control Offer have been repurchased, redeemed or acquired for value; and

(20) Restricted Payments in an amount not to exceed an aggregate of €25.0 million made with the proceeds of the sale of Non-Strategic Land in accordance with the covenant described under “— Certain Covenants — Asset Sales;”

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (10), (11) and (20), no Default shall have occurred and be continuing or would occur as a consequence thereof.

BP II does not have any Subsidiaries and all of BP I’s Subsidiaries, including the Issuers, are Restricted Subsidiaries. BP I and BP II will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by BP I, BP II and the Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation will only be permitted if a Restricted Payment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Dividend and Other Payment Restrictions Affecting Subsidiaries.  The Indenture provides that BP I and BP II will not, and will not permit any Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a) (i) pay dividends or make any other distributions to BP I, BP II or any Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits; or (ii) pay any Indebtedness owed to BP I, BP II or any Restricted Subsidiaries;

(b) make loans or advances to BP I, BP II or any Restricted Subsidiaries; or

(c) sell, lease or transfer any of its properties or assets to BP I, BP II or any Restricted Subsidiaries; except in each case for such encumbrances or restrictions existing under or by reason of:

(1) contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Senior Secured Credit Facilities, Local Facilities, local overdraft and other local working capital facilities, the 2009 Indenture, 2007 Senior Notes Indenture, the 2007 Senior Subordinated Notes Indenture, the 2007 Intercreditor Agreement, the First Lien Intercreditor Agreement, the 2009 Security Documents and the 2007 Notes Security Documents;

(2) the Indenture, the Notes (and Note Guarantees thereof), any Currency Agreement, any agreement or instrument creating a Hedging Obligation and any other intercreditor agreements;

(3) applicable law or any applicable rule, regulation or order;

(4) any agreement or other instrument of a Person acquired by BP I, BP II or any Restricted Subsidiary which was in existence at the time of such acquisition (but not created in contemplation thereof or to provide all or any portion of the funds or credit support utilized to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired;

(5) contracts or agreements for the sale of assets, including any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(6) any Restricted Investment not prohibited by the covenant described under “— Certain Covenants — Limitation on Restricted Payments” and any Permitted Investment;

(7) restrictions on cash or other deposits or net worth imposed by regulatory authorities (including with respect to tax obligations and value-added taxes), in connection with deductions made for tax, pension, national insurance and other similar purposes or for the benefit of customers under contracts entered into in the ordinary course of business;

(8) customary provisions in joint venture agreements, similar agreements relating solely to such joint venture and other similar agreements entered into in the ordinary course of business;

(9) Capitalized Lease Obligations and purchase money obligations for property acquired in the ordinary course of business;

(10) customary provisions contained in leases (other than financing or similar leases), licenses and other similar agreements entered into in the ordinary course of business;

(11) any encumbrance or restriction of a Receivables Subsidiary effected in connection with a Qualified Receivables Financing; provided, however, that such restrictions apply only to such Receivables Subsidiary;

(12) any encumbrance or restriction arising pursuant to an agreement or instrument relating to any Indebtedness permitted to be Incurred subsequent to the Issue Date by the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” (i) if the encumbrances and restrictions contained in any such agreement or instrument taken as a whole are not materially less favorable to the holders of the Notes than the encumbrances and restrictions contained in the Senior Secured Credit Facilities as of the Issue Date (as determined in good faith by the Issuers) or (ii) if such encumbrance or restriction is not materially more disadvantageous to the holders of the Notes than is customary in comparable financings (as determined in good faith by the Issuers) and either (x) the Issuers determine that such encumbrance or restriction will not materially affect the Issuers’ ability to make principal or interest payments on the Notes as and when they come due or (y) such encumbrance or restriction applies only if a default occurs in respect of a payment or financial covenant relating to such Indebtedness;

(13) any encumbrances or restrictions of the type referred to in clause (c) above existing by reason of any Lien permitted under the covenant described under “— Certain Covenants — Liens;”

(14) any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (13) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good-faith judgment of the Issuers, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; and

(15) restrictions on cash or other deposits or net worth imposed by customers under agreements entered into in the ordinary course of business.

For purposes of determining compliance with this covenant, (1) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on ordinary shares shall not be deemed a restriction on the ability to make distributions on Capital Stock and (2) the subordination of (or remedy bars in respect of) loans or advances made to BP I, BP II or a Restricted Subsidiary to other Indebtedness Incurred by BP I, BP II or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

Asset Sales.  The Indenture provides that BP I and BP II will not, and will not permit any Restricted Subsidiaries to, cause or make an Asset Sale, unless (x) BP I, BP II or any Restricted Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of, and (y) at least 75% of the consideration therefor received by BP I, BP II or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided that for purposes of clause (y) the amount of:

(a) any liabilities (as shown on BP I’s, BP II’s or such Restricted Subsidiary’s most recent balance sheet or in the notes thereto) of BP I, BP II or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes or any Note Guarantee) that are assumed by the transferee of any such assets,

(b) any notes or other obligations or other securities or assets received by BP I, BP II or such Restricted Subsidiary from such transferee that are converted by BP I, BP II or such Restricted Subsidiary into cash within 180 days of the receipt thereof (to the extent of the cash received), and

(c) any Designated Non-cash Consideration received by BP I, BP II or any Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of €30.0 million and 1.25% of Total Assets at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value), shall be deemed to be Cash Equivalents for the purposes of this provision.

Within 12 months after BP I, BP II or any Restricted Subsidiary’s receipt of the Net Proceeds of any Asset Sale, BP I, BP II or such Restricted Subsidiary may apply the Net Proceeds from such Asset Sale, at its option:

(1) to repay (a) Obligations constituting Secured Indebtedness (and, if such Indebtedness repaid is under a revolving credit facility, to correspondingly reduce commitments with respect thereto), (b) Obligations constituting Senior Indebtedness (other than Secured Indebtedness) (and, if such

Indebtedness repaid is under a revolving credit facility, to correspondingly reduce commitments with respect thereto); provided, however, that if any such Senior Indebtedness described in this clause (b) other than the Notes are repaid with the Net Proceeds of any Asset Sale, the Issuers will equally and ratably reduce Obligations under the Notes through open-market purchases (provided that such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders to purchase at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, the pro rata principal amount of Notes) or (c) Obligations constituting Indebtedness of a Restricted Subsidiary of BP I that is not an Issuer or a Note Guarantor, in the case of each of clauses (a), (b) and (c), other than Indebtedness owed to RGHL or its Affiliates;

(2) to make an investment in any one or more businesses (provided that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of BP I if it is not already a Restricted Subsidiary of BP I), assets, or property or capital expenditures (including refurbishments), in each case used or useful in a Similar Business; or

(3) to make an investment in any one or more businesses (provided that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of BP I), properties or assets that replace the properties and assets that are the subject of such Asset Sale.

In the case of clauses (2) and (3) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment; provided that in the event such binding commitment is later canceled or terminated for any reason before such Net Proceeds are so applied, BP I, BP II or such Restricted Subsidiary enters into another binding commitment (a “Second Commitment”) within nine months of such cancellation or termination of the prior binding commitment; provided further that BP I, BP II or such Restricted Subsidiary may only enter into a Second Commitment under the foregoing provision one time with respect to each Asset Sale.

Pending the final application of any such Net Proceeds, BP I, BP II or such Restricted Subsidiary may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in any manner not prohibited by the Indenture. Any Net Proceeds from any Asset Sale that are not applied as provided and within the time period set forth in the immediately two preceding paragraphs (it being understood that any portion of such Net Proceeds used to make an offer to purchase Notes, as described in clause (1) above, shall be deemed to have been invested whether or not such offer is accepted) will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds €20.0 million, the Issuers shall make an offer to all holders of Notes (and, at the option of the Issuers, to holders of any Senior Indebtedness of an Issuer or Note Guarantor or any other Indebtedness of a Restricted Subsidiary of BP I that is not an Obligor) (an “Asset Sale Offer”) to purchase on a pro rata basis the maximum principal amount of Notes (and such Senior Indebtedness and other Indebtedness), that is at least $100,000 and an integral multiple of $1,000 that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof (or, in the event such Senior Indebtedness or other Indebtedness was issued with significant original issue discount, 100% of the accreted value thereof), plus accrued and unpaid interest and additional interest, if any (or, in respect of such Senior Indebtedness or other Indebtedness, such lesser price, if any, as may be provided for by the terms of such Senior Indebtedness or other Indebtedness), to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Issuers will commence an Asset Sale Offer with respect to Excess Proceeds within ten (10) Business Days after the date that Excess Proceeds exceed €20.0 million by mailing (or otherwise delivering in accordance with applicable DTC procedures) the notice required pursuant to the terms of the Indenture, with a copy to the Trustee. To the extent that the aggregate amount of Notes (and such Senior Indebtedness or other Indebtedness) tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, BP I, BP II or such Restricted Subsidiary may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Notes (and such Senior Indebtedness or other Indebtedness) surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased in the manner described below. Upon completion of any such Asset Sale Offer, the amount of

Excess Proceeds shall be reset at zero. An Asset Sale Offer need not be made by the Issuers until the date that is 12 months after the date on which an Asset Sale is made, the proceeds of which, in aggregate with all funds not applied in accordance with this covenant or the subject of an Asset Sale Offer, exceed €20.0 million.

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

If more Notes (and such Senior Indebtedness or other Indebtedness) are tendered pursuant to an Asset Sale Offer than the Issuers are required to purchase, selection of such Notes for purchase will be made by the Trustee on a pro rata basis, to the extent practicable and in compliance with the requirements of DTC, and any stock exchange on which the Notes are then admitted to trading; provided that no Notes of $100,000 or less shall be purchased in part. Selection of such Senior Indebtedness or other Indebtedness will be made pursuant to the terms of such Senior Indebtedness or other Indebtedness.

An Asset Sale Offer insofar as it relates to the Notes, will remain open for a period of not less than 20 Business Days following its commencement (the “Offer Period”). No later than five Business Days after the termination of the applicable Offer Period the Issuers will purchase the principal amount of the Notes (and purchase or repay any relevant Senior Indebtedness or other Indebtedness required to be so purchased or repaid as set out above) validly tendered.

To the extent that any portion of the Net Proceeds payable in respect of the Notes is denominated in a currency other than the currency in which the relevant Notes are denominated, the amount payable in respect of such Notes shall not exceed the net amount of funds in the currency in which such Notes are denominated as is actually received by BP I, BP II or such Restricted Subsidiary upon converting the relevant portion of the Net Proceeds into such currency.

Notices of an Asset Sale Offer shall be mailed by first-class mail, postage prepaid (or otherwise delivered in accordance with applicable DTC procedures) at least 30 but not more than 60 days before the purchase date to each holder of Notes at such holder’s registered address. If any Note is to be purchased in part only, any notice of purchase that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased.

The provisions under the Indenture relating to the Issuers’ obligation to make an Asset Sale Offer may be waived or modified with the consent of a majority in principal amount of the Notes.

In the event that an Asset Sale occurs at a time when the Issuers are prohibited from purchasing Notes, the Issuers could seek the consent of its lenders to purchase the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuers do not obtain such a consent or repay such borrowings, the Issuers will remain prohibited from purchasing Notes. In such case, the Issuers’ failure to purchase tendered Notes would constitute an Event of Default under the Indenture that is likely, in turn, to constitute a default under the Issuers’ other Indebtedness.

Transactions with Affiliates.  The Indenture provides that BP I and BP II will not, and will not permit any Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuers (each of the foregoing, an “Affiliate Transaction”) involving aggregate consideration in excess of €10.0 million, unless:

(a) such Affiliate Transaction is on terms that are not materially less favorable to BP I, BP II or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by BP I, BP II or such Restricted Subsidiary with an unrelated Person; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of €20.0 million, BP I or BP II delivers to the Trustee a resolution adopted in good faith by the majority of the Board of Directors of BP I or BP II, approving such Affiliate Transaction and set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (a) above.

An Affiliate Transaction shall be deemed to have satisfied the approval requirements set forth in the preceding paragraph if (i) such Affiliate Transaction is approved by a majority of the Disinterested Directors or (ii) in the event there are no Disinterested Directors, a fairness opinion is provided by an Independent Financial Advisor with respect to such Affiliate Transaction.

The foregoing provisions will not apply to the following:

(1) transactions between or among BP I, BP II or any Restricted Subsidiaries (or an entity that becomes a Restricted Subsidiary as a result of such transaction) or between or among Restricted Subsidiaries or any Receivables Subsidiary and any merger, consolidation or amalgamation of BP I, BP II and any direct parent of BP I or BP II; provided that such parent shall have no material liabilities and no material assets other than cash, Cash Equivalents and the Capital Stock of BP I and BP II and such merger, consolidation or amalgamation is otherwise in compliance with the terms of the Indenture and effected for a bona fide business purpose;

(2) Restricted Payments permitted by the provisions of the Indenture described above under the covenant “— Certain Covenants — Limitation on Restricted Payments” and Permitted Investments;

(3) the entering into of any agreement (and any amendment or modification of any such agreement) to pay, and the payment of, annual management, consulting, monitoring and advisory fees to Rank in an aggregate amount in any fiscal year not to exceed the greater of €3.0 million and 1.5% of EBITDA of BP I, BP II and the Restricted Subsidiaries for the immediately preceding fiscal year, plus out-of-pocket expense reimbursement;

(4) the payment of reasonable and customary fees and reimbursement of expenses paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of BP I, BP II or any Restricted Subsidiary or any direct or indirect parent of BP I or BP II;

(5) payments by BP I, BP II or any Restricted Subsidiaries to Rank made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with the Transactions, acquisitions or divestitures, which payments are (x) made pursuant to the agreements with Rank described in the Offering Circular under the caption “Shareholders and Related Party Transactions” or (y) approved by a majority of the Board of Directors of BP I or BP II in good faith;

(6) transactions in which BP I, BP II or any Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to BP I, BP II or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (a) of the preceding paragraph;

(7) payments or loans (or cancellation of loans) to directors, employees or consultants which are approved by a majority of the Board of Directors of BP I or BP II in good faith;

(8) any agreement as in effect as of the Issue Date or any amendment thereto (so long as any such agreement together with all amendments thereto, taken as a whole, is not more disadvantageous to the holders of the Notes in any material respect than the original agreement as in effect on the Issue Date) or any transaction contemplated thereby as determined in good faith by senior management or the Board of Directors of BP I or BP II;

(9) the existence of, or the performance by BP I, BP II or any Restricted Subsidiaries of its obligations under the terms of, the Acquisition Documents, the Reynolds Acquisition Documents, the Evergreen Acquisition Documents, the Credit Agreement Documents, the First Lien Intercreditor

Agreement, the 2007 Intercreditor Agreement, any other intercreditor agreements, any shareholders’ agreement, (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date or any other agreement or arrangement in existence on the Issue Date or described in the Offering Circular and, in each case, any amendment thereto or similar transactions, agreements or arrangements which it may enter into thereafter; provided, however, that the existence of, or the performance by BP I, BP II or any Restricted Subsidiaries of its obligations under, any future amendment to any such existing transaction, agreement or arrangement or under any similar transaction, agreement or arrangement entered into after the Issue Date shall only be permitted by this clause (9) to the extent that the terms of any such existing transaction, agreement or arrangement together with all amendments thereto, taken as a whole, or new transaction, agreement or arrangement are not otherwise more disadvantageous to the holders of the Notes in any material respect than the original transaction, agreement or arrangement as in effect on the Issue Date;

(10) the execution of the Transactions, the 2009 Post-Closing Reorganization and the payment of all fees and expenses, bonuses and awards related to the Transactions, including fees to Rank, that are described in the Offering Circular or contemplated by the Acquisition Documents, the Reynolds Acquisition Documents, the Evergreen Acquisition Documents or by any of the other documents related to the Transactions;

(11) (a) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, or transactions otherwise relating to the purchase or sale of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture, which are fair to BP I, BP II and the Restricted Subsidiaries in the reasonable determination of the Board of Directors or the senior management of BP I or BP II, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party or (b) transactions with joint ventures or Unrestricted Subsidiaries entered into in the ordinary course of business;

(12) any transaction effected as part of a Qualified Receivables Financing or a Financing Disposition;

(13) the issuance of Equity Interests (other than Disqualified Stock) of BP I or BP II or Subordinated Shareholder Funding to any Person;

(14) the issuance of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding or entering into of employment arrangements, stock option and stock ownership plans or similar employee benefit plans approved by the Board of Directors of BP I or BP II or any direct or indirect parent of BP I or BP II or of a Restricted Subsidiary of BP I or BP II, as appropriate;

(15) the entering into and performance of any tax sharing agreement or arrangement and any payments permitted by clause (12) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Restricted Payments;”

(16) any contribution to the capital of BP I or BP II;

(17) transactions permitted by, and complying with, the provisions of the covenant described under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets;”

(18) transactions between BP I, BP II or any Restricted Subsidiaries and any Person, a director of which is also a director of BP I, BP II or any direct or indirect parent of BP I or BP II; provided, however, that such director abstains from voting as a director of BP I, BP II or such direct or indirect parent, as the case may be, on any matter involving such other Person;

(19) pledges of Equity Interests of Unrestricted Subsidiaries;

(20) the formation and maintenance of any consolidated or combined group or subgroup for tax, accounting or cash pooling or management purposes in the ordinary course of business;

(21) any employment agreements entered into by BP I, BP II or any Restricted Subsidiaries in the ordinary course of business; and

(22) intercompany transactions undertaken in good faith (as certified by a responsible financial or accounting officer of BP I or BP II in an Officers’ Certificate) for the purpose of improving the consolidated tax efficiency of BP I, BP II and their respective Subsidiaries and not for the purpose of circumventing any covenant set forth in the Indenture.

Liens.  The Indenture provides that BP I and BP II will not, and will not permit any Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien on any asset or property of BP I, BP II or such Restricted Subsidiary (including Capital Stock or Indebtedness of a Restricted Subsidiary), whether owned on the Issue Date or acquired thereafter, or any interest therein or any income, profits or proceeds therefrom securing any Indebtedness (an “Initial Lien”), except Permitted Liens; provided, however, that any Lien on such property or assets will be permitted notwithstanding that it is not a Permitted Lien if the Notes and Note Guarantees are equally and ratably secured with (or on a senior basis to, in the case of obligations subordinated in right of payment to the Notes or the Note Guarantees), the obligations so secured until such time as such obligations are no longer secured by a Lien.

Any Lien created for the benefit of the holders pursuant to this covenant will provide by its terms that such Lien will be automatically and unconditionally released and discharged (a) upon the release and discharge of the Initial Lien, (b) upon the sale or other disposition of the assets subject to such Initial Lien (or the sale or other disposition of the Person that owns such assets) in compliance with the terms of the Indenture, (c) upon the designation of a Restricted Subsidiary whose property or assets secure such Initial Lien as an Unrestricted Subsidiary in accordance with the terms of the Indenture, (d) following an Event of Default under the Indenture or an event of default under any other Indebtedness secured by the collateral securing such Indebtedness, pursuant to an enforcement action, if required, in accordance with the terms of any applicable intercreditor agreement or (e) upon the effectiveness of any defeasance or satisfaction and discharge of the Notes as specified in the Indenture.

Reports and Other Information.  Notwithstanding that RGHL or the Issuers may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, RGHL (and the Issuers) will file with the SEC (and provide the Trustee and holders of the Notes with copies thereof, without cost to each holder, within 15 days after it files them with the SEC),

(1) within the time period specified in the SEC’s rules and regulations, annual reports on Form 20-F (or any successor or comparable form applicable to RGHL or the Issuers within the time period for non-accelerated filers to the extent such term is applicable to such form) containing the information required to be contained therein (or required in such successor or comparable form); provided, however, that, prior to the filing of the Exchange Offer Registration Statement or the Shelf Registration Statement, as the case may be, such report shall not be required to contain any certification required by any such form or by law,

(2) within 60 days after the end of each fiscal quarter other than the fourth fiscal quarter of any year, the information that would be required by a report on Form 10-Q (or any successor or comparable form applicable to RGHL or the Issuers) (which information, if RGHL and the Issuers are not required to file reports on Form 10-Q, will be filed on Form 6-K (or any successor or comparable form applicable to RGHL or the Issuers)); provided, however, that prior to the filing of the Exchange Offer Registration Statement or the Shelf Registration Statement, as the case may be, such report shall not be required to contain any certification required by any such form or by law, and

(3) promptly from time to time after the occurrence of an event required to be reported on Form 8-K (or any successor or comparable form applicable to RGHL or the Issuers), the information that would be required by a Form 8-K (or any successor or comparable form applicable to RGHL or the Issuers) (which information, if RGHL and the Issuers are not required to file reports on Form 8-K will be filed on Form 6-K (or any successor or comparable form applicable to RGHL or the Issuers));

provided, however, that RGHL (and the Issuers) shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event RGHL (or the Issuers) will post the reports specified in the first sentence of this paragraph on its website within the time periods that would apply if RGHL were required to file those reports with the SEC. In addition, RGHL will make available such information to prospective purchasers of Notes, in addition to providing such information to the Trustee and the holders of the Notes, in each case within 15 days after the time RGHL would be required to file such information with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act. Notwithstanding the foregoing, RGHL and the Issuers may satisfy the foregoing reporting requirements (i) prior to the filing with the SEC of the Exchange Offer Registration Statement, or if the Exchange Offer Registration Statement is not filed within the applicable time limits pursuant to the Registration Rights Agreement, the Shelf Registration Statement, by providing the Trustee and the noteholders with (x) substantially the same information as would be required to be filed with the SEC by RGHL and the Issuers on Form 20-F (or any successor or comparable form applicable to RGHL or the Issuers) if they were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act within 90 days after the end of the applicable fiscal year and (y) substantially the same information as would be required to be filed with the SEC by RGHL and the Issuers on Form 10-Q (or any successor or comparable form applicable to RGHL or the Issuers) if they were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act within 60 days after the end of the applicable fiscal quarter and (ii) after filing with the SEC the Exchange Offer Registration Statement, or if the Exchange Offer Registration Statement is not filed within the applicable time limits pursuant to the Registration Rights Agreement, the Shelf Registration Statement, but prior to the effectiveness of the Exchange Offer Registration Statement or Shelf Registration Statement, by publicly filing with the SEC the Exchange Offer Registration Statement or Shelf Registration Statement, to the extent any such registration statement contains substantially the same information as would be required to be filed by RGHL and the Issuers if they were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, and by providing the Trustee and the noteholders with such registration statement (and amendments thereto) promptly following the filing with the SEC thereof.

Notwithstanding the foregoing, the annual reports, information, documents and other reports filed with the SEC will include all of the information, with respect to the financial condition and results of operations of BP I and BP II on a combined basis separate from the financial condition and results of operations from RGHL on a consolidated basis, that RGHL, BP I and BP II are required to include in information, documents and other reports made available pursuant to the 2009 Indenture (such information, the “Required Financial Information”). If RGHL’s, BP I’s or BP II’s obligations to provide the Required Financial Information shall cease to be in full force and effect, RGHL, BP I and BP II shall make available to the Trustee and the noteholders information substantially equivalent to the Required Financial Information as if their obligations to provide such information under the 2009 Indenture remained in full force and effect.

Notwithstanding the foregoing, RGHL will be deemed to have furnished such reports referred to above to the Trustee and the holders of the Notes if RGHL has filed such reports with the SEC via the EDGAR filing system and such reports are publicly available.

The Indenture also provides that, so long as any of the Notes remain outstanding and during any period during which BP I or the Issuers are not subject to Section 13 or 15(d) of the Exchange Act, or otherwise permitted to furnish the SEC with certain information pursuant to Rule 12g 3-2(b) of the Exchange Act, each Issuer will make available to the holders of the Notes and to prospective investors, upon their request, the information required to be delivered by Rule 144A(d)(4) under the Securities Act.

Future Note Guarantors.  The Indenture provides that each Restricted Subsidiary (unless such Subsidiary is an Issuer, a Note Guarantor or a Receivables Subsidiary) that guarantees, assumes or in any other manner becomes liable with respect to (a) any Indebtedness under any Credit Agreement or (b) any Public Debt (including any proceeds loans or other intercompany loans in respect thereof) of BP I, BP II, an Issuer or any Note Guarantor, in each case, will execute and deliver to the Trustee a supplemental indenture pursuant to which such Restricted Subsidiary will guarantee payment of the Notes; provided that notwithstanding the foregoing:

(a) the Thai Guarantor (as defined below) shall only be required to enter into its Note Guarantee as described below under the caption “— Certain Covenants — Bank of Thailand Approval and Thai Business Permit;”

(b) no Note Guarantee shall be required as a result of any Indebtedness or guarantee of Indebtedness that existed at the time such Person became a Restricted Subsidiary if the Indebtedness or guarantee was not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary;

(c) if such Indebtedness is by its terms expressly subordinated to the Notes or any Note Guarantee, any such assumption, guarantee or other liability of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated to such Restricted Subsidiary’s Note Guarantee of the Notes at least to the same extent as such Indebtedness is subordinated to the Notes or any other senior guarantee;

(d) no Note Guarantee shall be required as a result of any guarantee given to a bank or trust company incorporated in any member state of the European Union as of the date of the Indenture or any commercial banking institution that is a member of the US Federal Reserve System (or any branch, Subsidiary or Affiliate thereof), in each case having combined capital and surplus and undivided profits of not less than €500.0 million, whose debt has a rating, at the time such guarantee was given, of at least A or the equivalent thereof by S&P and at least A2 or the equivalent thereof by Moody’s, in connection with the operation of cash management programs established for BP I’s and BP II’s benefit or that of any Restricted Subsidiary;

(e) no Note Guarantee shall be required from a US Controlled Foreign Subsidiary or a Financial Assistance Restricted Subsidiary;

(f) no Note Guarantee shall be required if such Note Guarantee could reasonably be expected to give rise to or result in (x) personal liability for, or material risk of personal liability for, the officers, directors or shareholders of BP I, BP II, any parent of BP I or BP II or any Restricted Subsidiary, (y) any violation of, or material risk of violation of, applicable law that cannot be avoided or otherwise prevented through measures reasonably available to BP I, BP II or any such Restricted Subsidiary, including, for the avoidance of doubt, “whitewash” or similar procedures or (z) any significant cost, expense, liability or obligation (including with respect of any Taxes) other than reasonable out-of-pocket expenses and other than reasonable expenses Incurred in connection with any governmental or regulatory filings required as a result of, or any measures pursuant to clause (y) undertaken in connection with, such Note Guarantee, which cannot be avoided through measures reasonably available to BP I, BP II or any such Restricted Subsidiary; and

(g) each such Note Guarantee will be limited as necessary to recognize certain defenses generally available to guarantors (including those that relate to fraudulent conveyance or transfer, voidable preference, financial assistance, corporate purpose, capital maintenance or similar laws, regulations or defenses affecting the rights of creditors generally) or other considerations under applicable law.

The Note Guarantees shall be released in accordance with the provisions of the Indenture described under “— Note Guarantees.”

Bank of Thailand Approval and Thai Business Permit.  The Indenture provides that, within 30 days after May 4, 2010 (or on such later date as may be permitted by the administrative agent under the Senior Secured Credit Facilities in its sole discretion) SIG Combibloc Limited (Thailand) (the “Thai Guarantor”) shall apply to the Bank of Thailand for, and use commercially reasonable effort to obtain, in-principle approval for the remittance of any foreign currency sum pursuant to the Thai Guarantor’s obligation to make any payment under the Thai Note Guarantee (as defined below).

If such Bank of Thailand in-principle approval is received, the Thai Guarantor shall promptly apply for, and shall use commercially reasonable efforts to obtain, the requisite permit under the Alien Business Act

B.E. 2542 from the Director-General of the Department of Business Development, Ministry of Commerce of Thailand (the “Thai Business Permit”) permitting the Thai Guarantor to provide a guarantee for payment of the Notes (the “Thai Note Guarantee”).

Notwithstanding the provisions set forth under “— Certain Covenants — Future Note Guarantors,” but subject to the exceptions to the requirement to provide a Note Guarantee contained therein, the Thai Guarantor shall execute and deliver to the Trustee a supplemental indenture pursuant to which it will guarantee payment of the Notes within 60 days of obtaining its Thai Business Permit (or on such later date as may be permitted by the administrative agent under the Senior Secured Credit Facilities in its sole discretion), but in any event not earlier than the date on which the Thai Guarantor enters into its guarantee with respect to the Indebtedness incurred as incremental term loan borrowings under the Senior Secured Credit Facilities, provided that at such time it would, but for the provisions of this section, be required to grant a Note Guarantee under the terms of the section “— Certain Covenants — Future Note Guarantors” above.

In addition, in respect of any in-principle approval of the Bank of Thailand granted to the Thai Guarantor, the Thai Guarantor agrees to: (i) when it is required to remit the foreign currency sum pursuant to its obligation of payment under the Thai Note Guarantee, comply with the Bank of Thailand’s requirements set out in such in-principle approval for obtaining the final approval of the Bank of Thailand for the remittance of such sum (to the full amount of its guarantee obligations), within the time limits specified by the Bank of Thailand (if any); (ii) if such in-principle approval has an expiry date, apply for the renewal or extension of such approval prior to the expiry date of such approval, so long as any of the obligations under the Thai Note Guarantee are outstanding; and (iii) comply with the conditions set out in the final approval (if any) to allow the Thai Guarantor to remit the approved foreign currency sum (to the fullest extent) for the payment under the Thai Note Guarantee.

Limitation on the US Issuers.  Notwithstanding anything contained in the Indenture to the contrary, neither of the US Issuers will, directly or indirectly, own or acquire any Equity Interests in a US Controlled Foreign Subsidiary.

Limitation on Ownership of Foreign Subsidiaries.  No Foreign Subsidiary of RGHL shall also be a Subsidiary of a Domestic Subsidiary of RGHL unless such Domestic Subsidiary is a disregarded entity for US tax purposes; provided, however, that such limitation shall not apply to (x) any Foreign Subsidiary of RGHL that is a Subsidiary of SIG Combibloc Inc., Closure Systems International Inc., Closure Systems Mexico Holdings LLC or CSI Mexico LLC as of the Issue Date, (y) any Foreign Subsidiary of a Domestic Subsidiary at the time such Domestic Subsidiary becomes a Subsidiary of RGHL (provided, however, that such Foreign Subsidiary did not become a Subsidiary of such Domestic Subsidiary in connection with, or in contemplation of, such Domestic Subsidiary becoming a Subsidiary of RGHL) or (z) any Foreign Subsidiary that is not a US Controlled Foreign Subsidiary.

Fiscal Year.  Each Issuer at all times will have the same fiscal year as BP I and BP II and RGHL.

Limitations on Amendment of 2007 Senior Subordinated Notes.  Except with the consent of the Holders of a majority in outstanding aggregate principal amount of the Notes, BP II and the Obligors will not amend the 2007 Senior Subordinated Note Indenture or the notes and guarantees in respect of the foregoing if such amendment would result in any of the following:

(a) the principal obligor in respect of the 2007 Senior Subordinated Notes not being either RGHL or BP II;

(b) except as may be otherwise permitted under the Indenture under “Certain Covenants — Future Note Guarantors,” any Restricted Subsidiary other than a Note Guarantor or an Issuer guaranteeing the 2007 Senior Subordinated Notes; or

(c) the terms of the 2007 Senior Subordinated Notes relating to subordination being materially less favorable overall to the Holders.

Covenant Suspension.  If (i) the Notes have Investment Grade Ratings from both Rating Agencies, and the Issuers have delivered written notice of such Investment Grade Ratings to the Trustee, and (ii) no Default

has occurred and is continuing under the Indenture (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event”) then, beginning on that day, BP I, BP II and the Restricted Subsidiaries will not be subject to the covenants (and related defaults) specifically listed under the following captions in this “Description of the Notes” section of the Offering Circular (the “Suspended Covenants”):

(1) “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(2) “— Limitation on Restricted Payments;”

(3) “— Dividend and Other Payment Restrictions Affecting Subsidiaries;”

(4) “— Asset Sales;”

(5) “— Transactions with Affiliates;”

(6) “— Future Note Guarantors;”

(7) clause (4) of the first paragraph of “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets;” and

(8) “— Change of Control.”

In the event that BP I, BP II and the Restricted Subsidiaries are not subject to the Suspended Covenants under the Indenture for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies (a) withdraw their Investment Grade Rating or downgrade the rating assigned to the Notes below an Investment Grade Rating or (b) BP I, BP II or any of their Affiliates enters into an agreement to effect a transaction that would result in a breach of a Suspended Covenant if not so suspended and one or more of the Rating Agencies indicate that if consummated, such transaction (alone or together with any related recapitalization or refinancing transactions) would cause such Rating Agency to withdraw its Investment Grade Rating or downgrade the ratings assigned to the Notes below an Investment Grade Rating, then BP I, BP II and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants under the Indenture. Such covenants will not, however, be of any effect with regard to the actions of BP I, BP II and the Restricted Subsidiaries properly taken during the continuance of the covenant suspension and the covenant described under “— Limitation on Restricted Payments” shall be interpreted as if it had been in effect since the Reference Date except that no Default will be deemed to have occurred and will not occur solely by reason of a Restricted Payment made during the covenant suspension.

During the continuance of the covenant suspension, no Restricted Subsidiary may be designated as an Unrestricted Subsidiary.

There can be no assurance that the Notes will ever achieve or maintain Investment Grade Ratings.

Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets

The Indenture provides that each of BP I, BP II and each of the Issuers may not, directly or indirectly, consolidate, amalgamate or merge with or into or wind up or convert into (whether or not BP I, BP II or any Issuer, as applicable, is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or Substantially All of its properties or assets in one or more related transactions, to any Person unless:

(1) BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable, is the surviving person or the Person formed by or surviving any such consolidation, amalgamation, merger, winding up or conversion (if other than BP I, BP II, the US Issuer I, the US Issuer II, or the Luxembourg Issuer, as applicable) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of any member state of the European Union that was a member state on January 1, 2004, the United States, the District of Columbia, or any state or territory thereof, or New Zealand (BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable, or such Person, as the case may be, being herein called the “Successor Company”); provided that in the case where the surviving Person is not a corporation, a co-obligor of the Notes is a corporation;

(2) the Successor Company (if other than BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable) expressly assumes all the obligations of BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable, under its Note Guarantee (if applicable) and the Indenture pursuant to supplemental indentures or other documents or instruments in form and substance satisfactory to the Trustee;

(3) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

(4) immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period (and treating any Indebtedness which becomes an obligation of the Successor Company or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), either:

(a) the Successor Company would be permitted to Incur at least €1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” or

(b) the Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be greater than such ratio for BP I, BP II and the Restricted Subsidiaries immediately prior to such transaction;

(5) if the Successor Company is not BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable, the Issuers and each Note Guarantor, unless it is the other party to the transactions described above, shall have by supplemental indenture confirmed that its obligations under the Indenture, Notes and Note Guarantee, as applicable, shall apply to such Person’s obligations under the Indenture, the Notes and Note Guarantee; and

(6) the Issuers shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, amalgamation or transfer and such supplemental indentures (if any) comply with the Indenture, provided that in giving such opinion such counsel may rely on an Officers’ Certificate as to compliance with the foregoing clauses (3) and (4) and as to any matters of fact.

The Successor Company (if other than BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable) will succeed to, and be substituted for, BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable, under the applicable Note Guarantee (if applicable) and the Indenture, and in such event BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable, will automatically be released and discharged from its obligations under the applicable Note Guarantee and the Indenture. Notwithstanding the foregoing clauses (3) and (4), (a) any Restricted Subsidiary (other than an Issuer) may merge, consolidate or amalgamate with or transfer all or part of its properties and assets to BP I, BP II or to another Restricted Subsidiary, and (b) BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer may merge, consolidate or amalgamate with an Affiliate incorporated solely for the purpose of reincorporating BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer in a member state of (or in another member state of) the European Union that was a member state on January 1, 2004, the United States, the District of Columbia, or any state or territory thereof, or New Zealand or may convert into a limited liability company, so long as the amount of Indebtedness of BP I, BP II and the Restricted Subsidiaries is not increased thereby. The provisions set forth in this “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among BP I, BP II and the Restricted Subsidiaries.

The Indenture further provides that, subject to certain limitations in the Indenture governing release of a Note Guarantee upon the sale or disposition of a Restricted Subsidiary that is a Note Guarantor, no Note Guarantor (other than RGHL) will, and BP I and BP II will not permit any Note Guarantor (other than RGHL) to, consolidate, amalgamate or merge with or into or wind up into (whether or not such Note Guarantor is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or Substantially All of its properties or assets in one or more related transactions to, any Person unless:

(1) either (a) such Note Guarantor is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than such Note Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of any member state of the European Union that was a member state on January 1, 2004, the United States, the District of Columbia, or any state or territory thereof or New Zealand (such Note Guarantor or such Person, as the case may be, being herein called the “Successor Note Guarantor”), and the Successor Note Guarantor (if other than such Note Guarantor) expressly assumes all the obligations of such Note Guarantor under the Indenture and such Note Guarantor’s Note Guarantee pursuant to a supplemental indenture or other documents or instruments in form satisfactory to the Trustee, or (b) if such sale or disposition or consolidation, amalgamation or merger is with a Person other than BP I, BP II or any Restricted Subsidiary, such sale or disposition or consolidation, amalgamation or merger is not in violation of the covenant described above under the caption “— Certain Covenants — Asset Sales;” and

(2) the Successor Note Guarantor (if other than such Note Guarantor) shall have delivered or caused to be delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

Subject to certain limitations described in the Indenture, in a transaction to which the immediately preceding paragraph 1(a) applies, the Successor Note Guarantor (if other than such Note Guarantor) will succeed to, and be substituted for, such Note Guarantor under the Indenture and such Note Guarantor’s Note Guarantee, and such Note Guarantor will automatically be released and discharged from its obligations under the Indenture and such Note Guarantor’s Note Guarantee. Notwithstanding the foregoing, (1) a Note Guarantor may merge, amalgamate or consolidate with an Affiliate incorporated solely for the purpose of reincorporating such Note Guarantor in a member state of (or another member state of) the European Union that was a member state on January 1, 2004, the United States, the District of Columbia, or any state or territory thereof, so long as the amount of Indebtedness of the Note Guarantor is not increased thereby, and (2) a Note Guarantor may merge, amalgamate or consolidate with another Note Guarantor, an Issuer, BP I or BP II.

In addition, notwithstanding the foregoing, any Note Guarantor may consolidate, amalgamate or merge with or into or wind up into, or sell, assign, transfer, lease, convey or otherwise dispose of all or Substantially All of its properties or assets (collectively, a “Transfer”) to (x) BP I, an Issuer or any Note Guarantor or (y) any Restricted Subsidiary that is not a Note Guarantor; provided that at the time of each such Transfer pursuant to clause (y) the aggregate amount of all such Transfers since the Issue Date shall not exceed 5.0% of the consolidated assets of BP I, BP II, the Issuers and the Note Guarantors as shown on the most recent available combined consolidated balance sheet of BP I, BP II, the Issuers and the Restricted Subsidiaries after giving effect to each such Transfer and including all Transfers occurring from and after the Issue Date (excluding Transfers in connection with the Transactions described in the Offering Circular).

Additional Covenants.  The Indenture also contains covenants with respect to the following matters: (a) payment of the principal, premium, any Additional Amounts and interest; (b) maintenance of an office or agency in New York; and (c) arrangements regarding the handling of money held.

Defaults

An Event of Default is defined in the Indenture as:

(1) a default in any payment of interest on any Note when due, continued for 30 days;

(2) a default in the payment of principal or premium, if any, of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase (other than with respect to any Change of Control Payment, which shall be governed by clause (4) below), upon declaration or otherwise;

(3) the failure by BP I, BP II, or any Restricted Subsidiaries to comply with the covenants described under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets,” “— Limitation on the US Issuers;”

(4) the failure by BP I, BP II or any Restricted Subsidiaries to comply for 60 days after notice with its other agreements contained in the Notes or the Indenture (other than a failure to purchase Notes);

(5) the failure by BP I, BP II, an Issuer or any Significant Subsidiary to pay any Indebtedness (other than Indebtedness owing to BP I, BP II or a Restricted Subsidiary) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, in each case, if the total amount of such Indebtedness unpaid or accelerated exceeds €20.0 million or its foreign currency equivalent (the “cross-acceleration provision”);

(6) certain events of bankruptcy, insolvency or reorganization of BP I, BP II, an Issuer, a Significant Subsidiary or any Restricted Subsidiary that, directly or indirectly, owns or holds any Equity Interest of an Issuer (the “bankruptcy provisions”);

(7) failure by BP I, BP II, an Issuer or any Significant Subsidiary to pay final judgments aggregating in excess of €20.0 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days (the “judgment default provision”); or

(8) any Note Guarantee of RGHL, BP I or a Significant Subsidiary (or any Note Guarantee of one or more Note Guarantors that collectively would represent a Significant Subsidiary) ceases to be in full force and effect (except as contemplated by the terms thereof or the terms of the Indenture) or BP I, BP II or any Note Guarantor that qualifies as a Significant Subsidiary (or one or more Note Guarantors that collectively would represent a Significant Subsidiary) denies or disaffirms its obligations under the Indenture or any Note Guarantee and such Default continues for 20 days.

The foregoing constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clause (4) (other than a failure to purchase Notes) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of outstanding Notes of such series notify the Issuers of the default and the Issuers do not cure or cause the cure of such default within the time specified in clause (4) hereof, after receipt of such notice.

If an Event of Default (other than a Default relating to (x) certain events of bankruptcy, insolvency or reorganization of BP I, BP II, an Issuer or any Restricted Subsidiary that, directly or indirectly, holds or owns any Equity Interest of an Issuer or (y) the covenant “— Limitation on the US Issuers”) occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of outstanding Notes by notice to the Issuers may declare the principal of, premium, if any, and accrued but unpaid interest (including additional interest, if any) on all the Notes to be due and payable. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to (x) certain events of bankruptcy, insolvency or reorganization of BP I, BP II, an Issuer or any Restricted Subsidiary that, directly or indirectly, holds or owns any Equity Interest of an Issuer or (y) the covenant “— Limitation on the US Issuers” occurs, the principal of, premium, if any, and interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any holders. Under certain circumstances, the holders of a majority in principal amount of outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

In the event of any Event of Default specified in clause (5) of the first paragraph above, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) will be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of the Notes, if within 20 days after such Event of Default arose the Issuers deliver an Officers’ Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the principal amount of the Notes as described above be annulled, waived or rescinded upon the happening of any such events.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder may pursue any remedy with respect to the Indenture or the Notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing,

(2) Holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy,

(3) such Holders have offered the Trustee security or indemnity satisfactory to it against any loss, liability or expense,

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and

(5) the Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the Holders of a majority in principal amount of outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action. We cannot assure you that indemnification satisfactory to the Trustee will be on commercially reasonable terms or terms acceptable to holders of the Notes such that an agreement will be reached and the Trustee will act on behalf of the noteholders.

The Indenture provides that if a Default occurs and is continuing and has been notified to the Trustee, the Trustee must mail (or otherwise deliver in accordance with applicable DTC procedures) to each holder of Notes notice of the Default within the earlier of 90 days after it occurs or 30 days after written notice of it is received by the Trustee. In addition, the Issuers are required to deliver to the Trustee, within 120 days after the end of each fiscal year and in any event, within 14 days of request by the Trustee, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Issuers also are required to deliver to the Trustee (i) as soon as any of them become aware of the occurrence of an Event of Default, written notice of the occurrence of such Event of Default and (ii) within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action BP I, BP II or any Issuer is taking or proposes to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Indenture and the Notes may be amended with the consent of the holders of a majority in principal amount of the Notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding; provided, however, that without the consent of each holder of an outstanding Note affected, no amendment may, among other things:

(1) reduce the amount of Notes whose holders must consent to an amendment,

(2) reduce the rate of or extend the time for payment of interest on any Note,

(3) reduce the principal of or extend the Stated Maturity of any Note,

(4) reduce the premium or amount payable upon the redemption of any Note, change the time at which any Note may be redeemed as described under “— Optional Redemption,” or “— Redemption for Changes in Withholding Taxes,”

(5) make any Note payable in money other than that stated in such Note,

(6) expressly subordinate the Notes or any Note Guarantee to any other Indebtedness of any Issuer, BP I or any Note Guarantor not otherwise permitted by the Indenture,

(7) impair the right of any holder to receive payment of principal of, premium, if any, and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes,

(8) make any change in the amendment provisions which require the holder’s consent as described in this sentence or in the waiver provisions or

(9) make any change in the provisions of the Indenture described under “— Withholding Taxes” that adversely affects the rights of any Holder to receive payments of Additional Amounts pursuant to such provisions or amend the terms of the Notes or the Indenture in a way that would result in the loss of an exemption from any of the Taxes described thereunder that are required to be withheld or deducted by any Relevant Taxing Jurisdiction from any payments made on the Note or any Note Guarantees by the Payors, unless RGHL or any Restricted Subsidiary agrees to pay any Additional Amounts that arise as a result. For purposes of this paragraph (9) a “Relevant Taxing Jurisdiction” shall include the United States.

Without the consent of any Holder, BP I, the Issuers, and the Trustee may amend the Indenture and the Notes (1) to cure any ambiguity, omission, mistake, defect or inconsistency, (2) to give effect to any provision of the Indenture (including the release of any Note Guarantees in accordance with the terms of the Indenture, and to comply with the covenant under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets”), (3) to provide for the assumption by a Successor Company of the obligations of any Issuer under the Indenture and the Notes, or to provide for the assumption by a Successor Note Guarantor of the obligations of a Note Guarantor under the Indenture and its Note Guarantee, (4) to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code), (5) to add a Note Guarantee with respect to the Notes, (6) to add to the covenants of BP I, BP II or any Note Guarantor for the benefit of the Holders or to surrender any right or power conferred upon BP I or BP II, (7) to make any change that does not adversely affect the rights of any Holder, (8) to evidence and give effect to the acceptance and appointment under the Indenture of a successor Trustee, (9) to provide for the accession of the Trustee to any instrument in connection with the Notes, (10) to make certain changes to the Indenture to provide for the issuance of Additional Notes or (11) to comply with any requirement of the SEC in connection with the qualification of the Indenture under the US Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), if such qualification is required.

The consent of the noteholders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the Indenture becomes effective, the Issuers are required to mail (or otherwise deliver in accordance with applicable DTC procedures) to the respective noteholders a notice briefly describing such amendment. However, the failure to give such notice to all noteholders entitled to receive such notice, or any defect therein, will not impair or affect the validity of the amendment.

No Personal Liability of Directors, Officers, Employees, Managers and Stockholders

No (i) director, officer, employee, manager, incorporator or holder of any Equity Interests in BP I, BP II or any Issuer or any direct or indirect parent corporation or (ii) director, officer, employee or manager of a Note Guarantor, will have any liability for any obligations of the Issuers under the Notes, the Indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Transfer and Exchange

A noteholder may transfer or exchange Notes in accordance with the Indenture. Upon any transfer or exchange, the registrar and the Trustee may require a noteholder, among other things, to furnish appropriate endorsements and transfer documents and the Issuers may require a noteholder to pay any taxes required by law or permitted by the Indenture. The Issuers are not required to transfer or exchange any Note selected for redemption or to transfer or exchange any Note for a period of 15 days prior to a selection of Notes to be redeemed. The Notes will be issued in registered form and the registered holder of a Note will be treated as the owner of such Note for all purposes.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration or transfer or exchange of Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

(1) either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held by the Issuers and thereafter repaid to the Issuers or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all of the Notes (i) have become due and payable, (ii) will become due and payable at their stated maturity within one year or (iii) if redeemable at the option of the Issuers, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers, and the Issuers have irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Issuers directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2) BP I, BP II, an Issuer or the Note Guarantors have paid all other sums payable under the Indenture; and

(3) the Issuers have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with; provided that any counsel may rely on an Officers’ Certificate as to matters of fact.

Defeasance

The Issuers at any time may terminate all their obligations under the Notes and the Indenture (“legal defeasance”), and cure any existing Defaults and Events of Default, except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Issuers at any time may terminate their obligations under the covenants described under “— Certain Covenants,” the operation of the cross-acceleration provision and the bankruptcy provisions with respect to Significant Subsidiaries, and the judgment default provision described under “— Defaults” and the undertakings and covenants contained under “— Change of Control” and “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” (“covenant defeasance”). If the Issuers exercise their legal defeasance option or their covenant defeasance option, each Note Guarantor will be released from all of its obligations with respect to its Note Guarantee.

The Issuers may exercise their legal defeasance option notwithstanding their prior exercise of their covenant defeasance option. If the Issuers exercise their legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Issuers exercise their covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (3), (4), (5), (6) (with respect only to Significant Subsidiaries), (7) or (8) under “— Defaults” or because of the failure of the Issuers to comply with clause (4) under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets.”

In order to exercise its defeasance option, the Issuers must irrevocably deposit (the “defeasance trust”) with the Trustee money in US Dollars for the payment of principal, premium (if any) and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions set out in the Indenture, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or change in applicable U.S. federal income tax law).

Concerning the Trustee

The Bank of New York Mellon is the Trustee under the Indenture.

If the Trustee becomes a creditor of the Issuers or any Note Guarantor, the Indenture and the Trust Indenture Act limit its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Indenture provides that in case an Event of Default will occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder has offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Notices

All notices to noteholders will be validly given if mailed to them at their respective addresses in the register of the Holders of the Notes, if any, maintained by the Registrar (or otherwise delivered in accordance with applicable DTC procedures). In addition, for so long as any Notes are represented by Global Notes, all notices to Holders of the Notes will be delivered to DTC, which will give such notices to the holders of Book-Entry Interests.

Each such notice shall be deemed to have been given on the date of such publication or, if published more than once on different dates, on the first date on which publication is made; provided that, if notices are mailed (or otherwise delivered in accordance with applicable DTC procedures), such notice shall be deemed to have been given on the later of such publication and the seventh day after being so mailed or delivered.

Any notice or communication mailed to a noteholder shall be mailed to such Person by first-class mail or other equivalent means (or otherwise delivered in accordance with applicable DTC procedures) and shall be sufficiently given to him if so mailed or delivered within the time prescribed. Failure to mail (or otherwise deliver in accordance with applicable DTC procedures) a notice or communication to a noteholder or any defect in it shall not affect its sufficiency with respect to other noteholders. If a notice or communication is mailed or delivered in the manner provided above, it is duly given, whether or not the addressee receives it.

Currency Indemnity and Calculation of Dollar-denominated Restrictions

The US Dollar is the sole currency of account and payment for all sums payable by BP I, BP II, the Issuers or any Note Guarantor under or in connection with the Notes, including damages. Any amount with respect to the Notes received or recovered in a currency other than US Dollars, whether as a result of, or the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of the Issuers or any Note Guarantor or otherwise by any noteholder or by the Trustee, in respect of any sum expressed to be due to it from the Issuers or any Note Guarantor will only constitute a discharge to the Issuers or any Note Guarantor to the extent of the US Dollar amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so).

If that US Dollar amount is less than the US Dollar amount expressed to be due to the recipient or the Trustee under any Note, BP I, BP II, the Issuers and any Note Guarantor will indemnify such recipient against any loss sustained by it as a result. In any event, BP I, BP II, the Issuers and any Note Guarantor will indemnify the recipient against the cost of making any such purchase. For the purposes of this currency indemnity provision, it will be prima facie evidence of the matter stated therein for the holder of a Note or the Trustee to certify in a manner satisfactory to the Issuers (indicating the sources of information used) the loss it Incurred in making any such purchase. These indemnities constitute a separate and independent obligation from BP I, BP II, the Issuers and any Note Guarantor’s other obligations, will give rise to a separate and independent cause of action, will apply irrespective of any waiver granted by any holder of a Note or the Trustee (other than a waiver of the indemnities set out herein) and will continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any Note or to the Trustee.

Except as otherwise specifically set forth herein, for purposes of determining compliance with any euro-denominated restriction herein, the Euro Equivalent amount for purposes hereof that is denominated in a non-euro currency shall be calculated based on the relevant currency exchange rate in effect on the date such non-euro amount is Incurred or made, as the case may be.

Consent to Jurisdiction and Service

Each of BP I, BP II, the Issuers and the Note Guarantors has irrevocably and unconditionally: (1) submitted itself and its property in any legal action or proceeding relating to the Indenture to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the general jurisdiction of the courts of the State of New York, sitting in the Borough of Manhattan, The City of New York, the courts of the United States of America for the Southern District of New York, appellate courts from any thereof and courts of its own corporate domicile, with respect to actions brought against it as defendant; (2) consented that any such action or proceeding may be brought in such courts and waive any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; (3) designated and appointed the US Issuer II as its authorized agent upon which process may be served in any action, suit or proceeding arising out of or relating to the Indenture that may be instituted in any Federal or state court in the State of New York; and (4) agreed that service of any process, summons, notice or document by US registered mail addressed to the US Issuer II, with written notice of said service to such Person at the address of the US Issuer II set forth in the Indenture shall be effective service of process for any action, suit or proceeding brought in any such court.

Enforceability of Judgments

Since a significant portion of the assets of BP I, BP II, the Issuers and the Note Guarantors are outside the United States, any judgment obtained in the United States against BP I, BP II, the Issuers or any Note Guarantor, including judgments with respect to the payment of principal, premium, interest, Additional Amounts, redemption price and any purchase price with respect to the Notes, may not be collectable within the United States.

Governing Law

The Indenture provides that it and the Notes are governed by, and construed in accordance with, the laws of the State of New York. Notwithstanding anything to the contrary, articles 86 to 94-8 of the Luxembourg law of August 10, 1915 on commercial companies shall not be applicable in respect of the Notes.

See “Certain Insolvency and Other Local Law Considerations” and “Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — Enforcing your rights as a holder of the notes or under the guarantees, or with respect to the senior secured notes, the security, across multiple jurisdictions may be difficult.”

Book-Entry, Delivery and Form

General

The Notes will be represented by one or more global Notes in registered form without interest coupons attached (collectively, the “Global Notes”). The Global Notes will be deposited upon issuance with a custodian for The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee of DTC.

In the event that Additional Notes are issued pursuant to the terms of the Indenture, the Issuers may, in their sole discretion, cause some or all of such Additional Notes, if any, to be issued in the form of one or more global Notes (the “Additional Global Notes”) and registered in the name of and deposited with the nominee of DTC.

Ownership of beneficial interests in each Global Note and ownership of interests in each Additional Note (together, the “Book-Entry Interests”) will be limited to persons that have accounts with the Depositary or persons that may hold interests through such participants. Book-Entry Interests will be shown on, and transfers thereof will be effected only through, records maintained in book-entry form by the Depositary and their participants. As used in this section, “Depositary” means, with respect to the Global Notes and the Additional Global Notes, if any, DTC.

The Book-Entry Interests will not be held in definitive form. Instead, the Depositary will credit on its book-entry registration and transfer systems a participant’s account with the interest beneficially owned by such participant. The laws of some jurisdictions, including certain states of the United States, may require that certain purchasers of securities take physical delivery of such securities in definitive form. The foregoing limitations may impair your ability to own, transfer or pledge or grant any other security interest in Book-Entry Interests. In addition, while the Notes are in global form, “holders” of Book-Entry Interests may not be considered the owners or “holders” of Notes for purposes of the Indenture.

So long as the Notes and any Additional Notes are held in global form, DTC (or its nominee), may be considered the sole holder of Global Notes for all purposes under the Indenture. As such, participants must rely on the procedures of DTC, and indirect participants must rely on the procedures of DTC and the participants through which they own Book-Entry Interests, to transfer their interests or to exercise any rights of holders under the Indenture.

The Issuers and the Trustee and their respective agents will not have any responsibility or be liable for any aspect of the records relating to the Book-Entry Interests.

Issuance of Definitive Registered Notes

Under the terms of the Indenture, owners of Book-Entry Interests will not receive definitive Notes in registered form (“Definitive Registered Notes”) in exchange for their Book-Entry Interests unless (a) the Issuers have consented thereto in writing, or such transfer or exchange is made pursuant to one of clauses (i), (ii) or (iii) of this paragraph and (b) such transfer or exchange is in accordance with the applicable rules and procedures of the Depositary and the applicable provisions of the Indenture. Subject to applicable provisions of the Indenture, Definitive Registered Notes shall be transferred to all owners of Book-Entry Interests in the relevant Global Note if:

(i) the Issuers notify the Trustee in writing that the Depositary is unwilling or unable to continue to act as depositary and the Issuers do not appoint a successor depositary within 120 days;

(ii) the Depositary so requests if an Event of Default under the Indenture has occurred and is continuing; or

(iii) the Issuers, at their option, notify the Trustee in writing that they elect to issue Definitive Registered Notes under the Indenture.

In such an event, Definitive Registered Notes will be issued and registered in the name or names and issued in denominations of $100,000 in principal amount and integral multiples of $1,000 as requested by or on behalf of the Depositary (in accordance with its customary procedures and certain certification requirements and based upon directions received from participants reflecting the beneficial ownership of the Book-Entry Interests), and such Definitive Registered Notes will bear the restrictive legend referred to in “Transfer Restrictions,” unless that legend is not required by the Indenture or applicable law. Payment of principal of, and premium, if any, and interest on the Notes shall be payable at the place of payment designated by the Issuers pursuant to the Indenture; provided, however, that at the Issuers’ option, payment of interest on a Note may be made by check mailed to the person entitled thereto to such address as shall appear on the Note register.

Redemption of the Global Notes

In the event any Global Note, or any portion thereof, is redeemed, the Depositary will distribute the amount received by it in respect of the Global Note so redeemed to the holders of the Book-Entry Interests in such Global Note. The redemption price payable in connection with the redemption of such Book-Entry Interests will be equal to the amount received by the Depositary in connection with the redemption of such Global Note (or any portion thereof).

We understand that under existing practices of DTC, if fewer than all of the Notes are to be redeemed at any time, DTC will credit their respective participants’ accounts on a proportionate basis (with adjustments to prevent fractions) or by lot or on such other basis as they deem fair and appropriate; provided, however, that no book-entry interest of less than $100,000 in principal amount may be redeemed in part.

Payments on Global Notes

Payments of any amounts owing in respect of the Global Notes for the Notes (including principal, premium, interest, additional interest and Additional Amounts) will be made by the Issuers in US Dollars to the paying agents under the Indenture. The paying agents will, in turn, make such payments to the Depositary or its nominee, as the case may be, which will distribute such payments to their respective participants in accordance with their respective procedures.

Under the terms of the Indenture, the Issuers, the Trustee and the paying agents will treat the registered holder of the Global Notes as the owner thereof for the purpose of receiving payments and other purposes under the Indenture. Consequently, the Issuers, the Trustee and the paying agents and their respective agents have not and will not have any responsibility or liability for:

•	any aspect of the records of the Depositary or any participant or indirect participant relating to, or payments made on account of, a Book-Entry Interest, for any such payments made by the Depositary or any participant or indirect participants, or maintaining, supervising or reviewing the records of the Depositary or any participant or indirect participant relating to or payments made on account of a Book-Entry Interest; or

•	the Depositary or any participant or indirect participant.

Payments by participants to owners of Book-Entry Interests held through participants are the responsibility of such participants, as is the case with securities held for the accounts of customers registered in “street name.”

Action by Owners of Book-Entry Interests

We understand that the Depositary will take any action permitted to be taken by a holder of Notes only at the direction of one or more participants to whose account the Book-Entry Interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. The Depositary will not exercise any discretion in the granting of consents, waivers or the taking of any other action in respect of the Global Notes. However, if there is an Event of Default under the Notes, the Depositary reserves the right to exchange the Global Notes for Definitive Registered Notes in certificated form, and to distribute such Definitive Registered Notes to its respective participants.

Transfers

Transfers of any Global Note shall be limited to transfers of such Global Note in whole, but (subject to the provisions described above under “— Book-Entry, Delivery and Form — Issuance of Definitive Registered Notes,” to provisions described below in the section “— Book-Entry, Delivery and Form — Transfers” and the applicable provisions of the Indenture), not in part, to the Depositary, its successors or its nominees.

Subject to the foregoing, Book-Entry Interests may be transferred and exchanged in a manner otherwise in accordance with the terms of the Indenture. Any Book-Entry Interest in one of the Global Notes that is transferred to a person who takes delivery in the form of a Book-Entry Interest in another Global Note will, upon transfer, cease to be a Book-Entry Interest in the first mentioned Global Note and become a Book-Entry Interest in the relevant Global Note, and accordingly, will thereafter be subject to all transfer restrictions, if any, and other procedures applicable to Book-Entry Interests in such other Global Note for as long as that person retains such Book-Entry Interests.

Definitive Registered Notes, if any, may be transferred and exchanged for Book-Entry Interests in a Global Note only pursuant to the terms of the Indenture and, if required, only after the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Notes. See “Plan of Distribution.”

Global Clearance and Settlement Under the Book-Entry System

Initial Settlement

Initial settlement for the Notes will be made in US Dollars. In the case of Book-Entry Interests held through DTC, such Book-Entry Interests will be credited to the securities custody account of DTC holders, as applicable, on the business day following the settlement date against payment for value on the settlement date.

Secondary Market Trading

The Book-Entry Interests will trade through participants of the Depositary, and will settle in same-day funds. Since the purchase determines the place of delivery, it is important to establish at the time of trading any Book-Entry Interests where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date.

Clearing Information

We expect that the Notes will be accepted for clearance through the facilities of DTC.

Information Concerning DTC

All Book-Entry Interests will be subject to the operations and procedures of DTC. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by such settlement system and may be changed at any time. We are not responsible for those operations or procedures.

We understand the following with respect to DTC:

DTC was created to hold securities for its participants and facilitate the clearance and settlement transactions among its participants. It does this through electronic book-entry changes in the accounts of securities participants, eliminating the need for physical movement of securities certificates. DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC’s owners are the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. and a number of its direct participants. Others, such as banks, brokers and dealers and trust companies that clear through or maintain a custodial relationship with a direct participant also have access to the DTC system and are known as indirect participants.

The information in this section concerning DTC and its book-entry systems has been obtained from sources we believe to be reliable, but we take no responsibility for the accuracy thereof.

Certain Definitions

“2007 Credit Agreement” means the senior facilities agreement dated May 11, 2007, among, among others, BP I and Credit Suisse as mandated lead arranger, agent, issuing bank and security trustee, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder (subject to compliance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Liens”) or altering the maturity thereof.

“2007 Intercreditor Agreement” means the intercreditor agreement dated May 11, 2007, among RGHL, BP I, the senior lenders identified therein, Credit Suisse, as senior agent thereunder, the senior issuing banks as identified therein, the subordinated bridging lenders, Credit Suisse, as subordinated bridging agent, Credit Suisse, as security trustee, and the other parties identified therein, as amended on November 5, 2009, and as amended, supplemented or modified from time to time thereafter.

“2007 Notes Collateral” means (x) all of the capital stock of BP I and (y) the receivables under the intercompany loans, each dated June 29, 2007 and between BP II and BP I in respect of the proceeds from the 2007 Senior Notes and the 2007 Senior Subordinated Notes, as from time to time amended, supplemented or modified.

“2007 Notes Security Documents” means the agreements or other instruments entered into or to be entered into between, inter alios, the collateral agent under the 2007 Senior Note Indenture and 2007 Senior Subordinated Note Indenture, the trustee under the 2007 Senior Note Indenture and 2007 Senior Subordinated Note Indenture, RGHL and BP II pursuant to which security interests in the 2007 Notes Collateral are granted to secure the 2007 Senior Notes and the 2007 Senior Subordinated Notes from time to time, as from time to time amended, supplemented or modified.

“2007 Senior Note Indenture” means the Indenture dated as of June 29, 2007, among BP II, the Senior Note Guarantors from time to time party thereto and as defined therein, the Trustee, as trustee, principal paying agent and transfer agent, BNY Fund Services (Ireland) Limited, as paying agent in Dublin and transfer agent, and Credit Suisse, as security agent.

“2007 Senior Notes” means the €480.0 million aggregate principal amount of 8% Senior Notes due 2016 issued pursuant to the 2007 Senior Note Indenture.

“2007 Senior Subordinated Note Indenture” means the Indenture dated as of June 29, 2007, among BP II, the Senior Note Guarantors from time to time party thereto and as defined therein, the Trustee, as trustee, principal paying agent and transfer agent, BNY Fund Services (Ireland) Limited, as paying agent in Dublin and transfer agent, and Credit Suisse, as security agent.

“2007 Senior Subordinated Notes” means the €420.0 million aggregate principal amount of 9 1/2% Senior Subordinated Notes due 2017 issued pursuant to the 2007 Senior Subordinated Note Indenture.

“2009 Indenture” means the Indenture dated as of November 5, 2009, among Reynolds Group DL Escrow Inc., Reynolds Group Escrow LLC and The Bank of New York Mellon as Trustee, Principal Paying Agent, Transfer Agent, Registrar and Collateral Agent, as supplemented, amended and modified from time to time thereafter.

“2009 Notes” means the $1,125.0 million aggregate principal amount and €450.0 million aggregate principal amount of 7.750% Senior Secured Notes due 2016 issued pursuant to the 2009 Indenture.

“2009 Post-Closing Reorganization” means the transactions contemplated in that certain Post-Closing Steps dated as of October 31, 2009, prepared by RGHL.

“2009 Security Documents” means those agreements or other instruments entered into pursuant to which security interests in the Collateral (as defined in the 2009 Indenture) are granted to secure the 2009 Notes and the guarantees thereof.

“Acquired Indebtedness” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged, consolidated or amalgamated with or into or became a Restricted Subsidiary of such specified Person (including, for the avoidance of doubt, Indebtedness Incurred by such other Person in connection with, or in contemplation of, such other Person merging, consolidating or amalgamating with or into or becoming a Restricted Subsidiary of such specified Person); and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Acquisition” means the acquisition by BP III of the Target, by way of purchase of all the Target Shares (i) from RGHL prior to the Reference Date, (ii) under the Offer and Squeeze-Out, (iii) by way of market purchases and (iv) by way of over-the-counter purchases.

“Acquisition Documents” means the Offer Prospectus, the Pre-Announcement and any other document entered into in connection therewith, in each case as amended, supplemented or modified from time to time prior to the Issue Date or thereafter (so long as any amendment, supplement or modification after the Issue Date, together with all other amendments, supplements and modifications after the Issue Date, taken as a whole, is not more disadvantageous to the holders of the Notes in any material respect than the Acquisition Documents as in effect on the Issue Date).

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Applicable Premium” (as determined by the Issuers) means, with respect to any Note at any redemption date, the greater of (i) 1.00% of the principal amount of such Note and (ii) the excess, if any, of (A) the present value at such redemption date of (1) the redemption price of such Note on May 15, 2014 (such redemption price being described in the second paragraph under “— Optional Redemption” exclusive of any accrued interest and additional interest, if any) plus (2) all required remaining scheduled interest payments due on such Note through May 15, 2014 (excluding accrued but unpaid interest and additional interest, if any, to the redemption date), computed using a discount rate equal to the Treasury Rate at the redemption date plus 50 basis points over (B) the principal amount of such Note on such redemption date.

“Asset Sale” means:

(1) the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a Sale/Leaseback Transaction) outside the ordinary course of business of BP I, BP II or any Restricted Subsidiary (each referred to in this definition as a “disposition”) or

(2) the issuance or sale of Equity Interests (other than directors’ qualifying shares and shares issued to foreign nationals or other third parties to the extent required by applicable law) of any Restricted Subsidiary (other than to BP I, BP II or a Restricted Subsidiary and other than the issuance of Preferred Stock of a Restricted Subsidiary issued in compliance with the covenant described under “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) (whether in a single transaction or a series of related transactions), in each case other than:

(a) a disposition of cash, Cash Equivalents or Investment Grade Securities or obsolete, surplus or worn-out property or equipment in the ordinary course of business;

(b) transactions permitted pursuant to the provisions described above under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control;

(c) any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under “— Certain Covenants — Limitation on Restricted Payments”;

(d) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary, which assets or Equity Interests so disposed or issued have an aggregate Fair Market Value of less than €10.0 million;

(e) any disposition of property or assets, or the issuance of securities, by a Restricted Subsidiary to RGHL or by BP I, BP II or a Restricted Subsidiary to BP I, BP II or a Restricted Subsidiary;

(f) any exchange of assets (including a combination of assets and Cash Equivalents) for assets related to a Similar Business of comparable or greater Fair Market Value or, as determined in good faith by senior management or the Board of Directors of BP I or BP II, to be of comparable or greater usefulness to the business of BP I, BP II and the Restricted Subsidiaries as a whole;

(g) foreclosure, exercise of termination rights or any similar action with respect to any property or any other asset of BP I, BP II or any Restricted Subsidiaries;

(h) any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i) the lease, assignment or sublease of any real or personal property in the ordinary course of business;

(j) any sale of inventory, trading stock or other assets in the ordinary course of business;

(k) any grant in the ordinary course of business of any license of patents, trademarks, know-how or any other intellectual property;

(l) an issuance of Capital Stock pursuant to an equity incentive or compensation plan approved by the Board of Directors;

(m) dispositions consisting of the granting of Permitted Liens;

(n) dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(o) any disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than BP I, BP II or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition;

(p) any surrender or waiver of contract rights or the settlement, release, recovery on or surrender of contract, tort or other claims of any kind;

(q) a Financing Disposition or a transfer (including by capital contribution) of accounts receivable and related assets of the type specified in the definition of “Receivables Financing” (or a fractional undivided interest therein) by a Receivables Subsidiary or any Restricted Subsidiary (x) in a Qualified Receivables Financing or (y) pursuant to any other factoring on arm’s length terms or (z) in the ordinary course of business;

(r) the sale of any property in a Sale/Leaseback Transaction not prohibited by the Indenture with respect to any assets built or acquired by BP I, BP II or any Restricted Subsidiary after the Reference Date;

(s) in the ordinary course of business, any lease, assignment or sublease of any real or personal property, in exchange for services (including in connection with any outsourcing arrangements) of comparable or greater Fair Market Value or, as determined in good faith by senior management or the Board of Directors of BP I or BP II, to be of comparable or greater usefulness to the business of BP I, BP II and the Restricted Subsidiaries as a whole; provided that any cash or Cash Equivalents received must be applied in accordance with the covenant described under “— Certain Covenants — Asset Sales;” and

(t) sales or other dispositions of Equity Interests in joint ventures in existence on the Issue Date.

“August 2011 Notes” means the August 2011 Senior Secured Notes and the August 2011 Senior Notes.

“August 2011 Senior Indenture” means the Senior Notes Indenture dated as of August 9, 2011, among RGHL US Escrow II LLC, RGHL US Escrow II Inc., The Bank of New York Mellon as Trustee, Principal Paying Agent, Transfer Agent and Registrar and The Bank of New York Mellon, London Branch as Paying Agent, as supplemented, amended and modified from time to time thereafter.

“August 2011 Senior Notes” means the $1,000.0 million aggregate principal amount of 9.875% Senior Secured Notes due 2019 issued pursuant to the August 2011 Senior Indenture.

“August 2011 Secured Indenture” means the Senior Secured Notes Indenture dated as of August 9, 2011, among RGHL US Escrow II LLC, RGHL US Escrow II Inc., The Bank of New York Mellon as Trustee, Principal Paying Agent, Transfer Agent, Collateral Agent and Registrar, Wilmington Trust (London) Limited as Additional Collateral Agent and The Bank of New York Mellon, London Branch as Paying Agent, as supplemented, amended and modified from time to time thereafter.

“August 2011 Senior Secured Notes” means the $1,500.0 million aggregate principal amount of 7.875% Senior Secured Notes due 2019 issued pursuant to the August 2011 Secured Indenture.

“Bank Indebtedness” means any and all amounts payable under or in respect of any Credit Agreement, the other Credit Agreement Documents and any Local Facility Agreement, in each case as amended, restated, supplemented, waived, replaced, restructured, repaid, refunded, refinanced or otherwise modified from time to time (including after termination of such Credit Agreement or Local Facility Agreement), including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to RGHL, BP I or BP II whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

“Board of Directors” means, as to any Person, the board of directors or managers, as applicable, of such Person (or, if such Person is a partnership, the board of directors or other governing body of the general partner of such Person) or any duly authorized committee thereof.

“BP II” means Beverage Packaging Holdings (Luxembourg) II S.A., a company incorporated as a société anonyme under the laws of Luxembourg with registered office at 6C, rue Gabriel Lippmann, L-5365 Munsbach, Grand Duchy of Luxembourg (or any successor in interest thereto).

“BP III” means Beverage Packaging Holdings (Luxembourg) III S.à r.l., a company incorporated as a société à responsabilité limitée under the laws of Luxembourg with registered office at 6C, rue Gabriel Lippmann, L-5365 Munsbach, Grand Duchy of Luxembourg (or any successor in interest thereto).

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions are authorized or required by law to close in New York City, Luxembourg or London.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock or shares;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Cash Equivalents” means:

(1) US dollars, pounds sterling, euro, the national currency of any member state in the European Union or, in the case of any Restricted Subsidiary that is not organized or existing under the laws of the United States, any member state of the European Union or any state or territory thereof, such local currencies held by it from time to time in the ordinary course of business;

(2) securities issued or directly and fully guaranteed or insured by the US, U.K. Canadian, Swiss or Japanese government or any country that is a member of the European Union or any agency or instrumentality thereof in each case maturing not more than two years from the date of acquisition;

(3) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances, in each case with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank whose long-term debt is rated “A” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency);

(4) repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper issued by a corporation (other than an Affiliate of any Issuer) rated at least “A-2” or the equivalent thereof by S&P or “P-2” or the equivalent thereof by Moody’s (or reasonably equivalent ratings of another internationally recognized ratings agency) and in each case maturing within one year after the date of acquisition;

(6) readily marketable direct obligations issued by any state of the United States of America, any province of Canada, any member of the European Monetary Union, the United Kingdom, Switzerland or Norway or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two years from the date of acquisition;

(7) Indebtedness issued by Persons (other than any Issuer or any of its Affiliates) with a rating of “A” or higher from S&P or “A-2” or higher from Moody’s in each case with maturities not exceeding two years from the date of acquisition;

(8) for the purpose of paragraph (a) of the definition of “Asset Sale,” any marketable securities of third parties owned by BP I, BP II or the Restricted Subsidiaries on the Issue Date;

(9) interest in investment funds investing at least 95% of their assets in securities of the types described in clauses (1) through (7) above; and

(10) instruments equivalent to those referred to in clauses (1) through (8) above denominated in euro or any other foreign currency comparable in credit quality and tenor to those referred to above and commonly used by corporations for cash management purposes in any jurisdiction outside the United States to the extent reasonably required in connection with any business conducted by any Subsidiary organized in such jurisdiction.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of:

(1) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Profit (including amortization of original issue discount and bond premium, the interest component of Capitalized Lease Obligations, and net payments and receipts (if any) pursuant to interest rate Hedging Obligations (provided, however, that if Hedging Obligations result in net benefits received by such Person, such benefits shall be credited to reduce Consolidated Interest Expense to the extent paid in cash unless, pursuant to GAAP, such net benefits are otherwise reflected in Consolidated Net Profit) and excluding amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses and expensing of any bridge commitment or other financing fees); plus

(2) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (but excluding any capitalizing interest on Subordinated Shareholder Funding); plus

(3) commissions, discounts, yield and other fees and charges Incurred in connection with any Receivables Financing which are payable to Persons other than BP I, BP II and the Restricted Subsidiaries; minus

(4) interest income for such period.

“Consolidated Net Profit” means, with respect to any Person for any period, the aggregate of the Net Profit of such Person and its Restricted Subsidiaries for such period, on a consolidated basis; provided, however, that, without duplication:

(1) any net after-tax extraordinary, nonrecurring or unusual gains or losses or income, expenses or charges (less all fees and expenses relating thereto) including severance expenses, relocation costs and expenses and expenses or charges related to any Equity Offering, Permitted Investment, acquisition (including integration costs) or Indebtedness permitted to be Incurred by the Indenture (in each case, whether or not successful), including any such fees, expenses, charges or change in control payments made under the Acquisition Documents, the Reynolds Acquisition Documents, the Evergreen Acquisition Documents or otherwise related to the Transactions, in each case, shall be excluded;

(2) any increase in amortization or depreciation or any one-time non-cash charges or increases or reductions in Net Profit, in each case resulting from purchase accounting in connection with the Transactions or any acquisition that is consummated after the Issue Date shall be excluded;

(3) the Net Profit for such period shall not include the cumulative effect of a change in accounting principles during such period;

(4) any net after-tax income or loss from discontinued operations and any net after-tax gains or losses on disposal of discontinued operations shall be excluded;

(5) any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to business dispositions or asset dispositions other than in the ordinary course of business (as determined in good faith by the Board of Directors of BP I or BP II) shall be excluded;

(6) any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of indebtedness or Hedging Obligations or other derivative instruments shall be excluded;

(7) the Net Profit for such period of any Person that is not a Subsidiary of such Person, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period;

(8) solely for the purpose of determining the amount available for Restricted Payments under clause (1) of the definition of Cumulative Credit contained in “— Certain Covenants — Limitation on Restricted Payments,” the Net Profit for such period of any Restricted Subsidiary (other than any Issuer or any Note Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of its Net Profit is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally waived or are permitted under the covenant described under “— Certain Covenants — Dividend and Other Payment Restrictions Affecting Subsidiaries;” provided that the Consolidated Net Profit of such Person shall be increased by the amount of dividends or other distributions or other payments actually paid in cash (or converted into cash) by any such Restricted Subsidiary to such Person, to the extent not already included therein;

(9) an amount equal to the amount of Tax Distributions actually made to any parent of such Person in respect of such period in accordance with clause (12) of the second paragraph under “— Certain Covenants — Limitation on Restricted Payments” shall be included as though such amounts had been paid as income taxes directly by such Person for such period;

(10) any non-cash impairment charges or asset write-offs, and the amortization of intangibles arising in each case pursuant to GAAP or the pronouncements of the IASB shall be excluded;

(11) any non-cash expense realized or resulting from stock option plans, employee benefit plans or post-employment benefit plans, grants and sales of stock, stock appreciation or similar rights, stock options or other rights to officers, directors and employees shall be excluded;

(12) any (a) one-time non-cash compensation charges, (b) the costs and expenses after the Issue Date related to employment of terminated employees, (c) costs or expenses realized in connection with, resulting from or in anticipation of the Transactions or (d) costs or expenses realized in connection with or resulting from stock appreciation or similar rights, stock options or other rights existing on the Issue

Date of officers, directors and employees, in each case of such Person or any of its Restricted Subsidiaries, shall be excluded;

(13) accruals and reserves that are established or adjusted as a result of the Transactions (including as a result of the adoption or modification of accounting policies in connection with the Transactions) within 12 months after the Issue Date and that are so required to be established in accordance with GAAP shall be excluded;

(14) solely for purposes of calculating EBITDA, (a) the Net Profit of any Person and its Restricted Subsidiaries shall be calculated without deducting the income attributable to, or adding the losses attributable to, the minority equity interests of third parties in any non-wholly owned Restricted Subsidiary except to the extent of dividends declared or paid in respect of such period or any prior period on the shares of Capital Stock of such Restricted Subsidiary held by such third parties and (b) any ordinary course dividend, distribution or other payment paid in cash and received from any Person in excess of amounts included in clause (7) above shall be included;

(15) (a) (i) the non-cash portion of “straight-line” rent expense shall be excluded and (ii) the cash portion of “straight-line” rent expense that exceeds the amount expensed in respect of such rent expense shall be included and (b) non-cash gains, losses, income and expenses resulting from fair value accounting required by the applicable standard under GAAP shall be excluded;

(16) unrealized gains and losses relating to hedging transactions and mark-to-market of Indebtedness denominated in foreign currencies resulting from the applications of the applicable standard under GAAP shall be excluded; and

(17) solely for the purpose of calculating Restricted Payments, the difference, if positive, of the Consolidated Taxes of BP I and BP II calculated in accordance with GAAP and the actual Consolidated Taxes paid in cash by BP I and BP II during any Reference Period shall be included.

Notwithstanding the foregoing, for the purpose of the covenant described under “— Certain Covenants — Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Profit any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries of BP I or BP II or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clauses (5) and (6) of the definition of Cumulative Credit contained therein.

“Consolidated Non-cash Charges” means, with respect to any Person for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Profit of such Person for such period on a consolidated basis and otherwise determined in accordance with GAAP, but excluding any such charge which consists of or requires an accrual of, or cash reserve for, anticipated cash charges for any future period.

“Consolidated Taxes” means with respect to any Person for any period, provision for taxes based on income, profits or capital, including, without limitation, national, state, franchise and similar taxes and any Tax Distributions taken into account in calculating Consolidated Net Profit.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent:

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2) to advance or supply funds:

(a) for the purchase or payment of any such primary obligation, or

(b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Credit Agreement” means (i) the Senior Secured Credit Facilities and (ii) whether or not the instruments referred to in clause (i) remain outstanding, if designated by the Issuers to be included in the definition of “Credit Agreement,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances) or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Credit Agreement Documents” means the collective reference to the Credit Agreement, any notes issued pursuant thereto and the guarantees thereof and any security or collateral documents entered into in relation thereto, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified from time to time.

“Currency Agreement” means, in respect of a Person, any foreign exchange contract, currency swap agreement, currency futures contract, currency option contract, currency derivative or other similar agreement to which such Person is a party or beneficiary.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by BP I, BP II or one of the Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate, setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of BP I or BP II or any direct or indirect parent of BP I or BP II (other than Disqualified Stock), that is issued for cash (other than to BP I, BP II or any of their respective Subsidiaries or an employee stock ownership plan or trust established by BP I, BP II or any of their respective Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officers’ Certificate, on the issuance date thereof.

“Disinterested Directors” means, with respect to any Affiliate Transaction, one or more members of the Board of Directors of BP I, BP II or any parent company of BP I or BP II having no material direct or indirect financial interest in or with respect to such Affiliate Transaction. A member of any such Board of Directors shall not be deemed to have such a financial interest by reason of such member’s holding of Equity Interests of BP I, BP II or any parent company of BP I or BP II or any options, warrants or other rights in respect of such Equity Interests.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event:

(1) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than as a result of a change of control or asset sale; provided that the relevant asset sale or change of control provisions, taken as a whole, are not materially more disadvantageous to the holders of the Notes than is customary in comparable transactions (as determined in good faith by the Issuers));

(2) is convertible or exchangeable for Indebtedness or Disqualified Stock of such Person; or

(3) is redeemable at the option of the holder thereof, in whole or in part (other than solely as a result of a change of control or asset sale),

in each case prior to 91 days after the maturity date of the Notes or the date the Notes are no longer outstanding; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided, further, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of BP I, BP II or their respective Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by BP I or BP II in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability; provided, further, that any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock shall not be deemed to be Disqualified Stock.

“Domestic Subsidiary” means, with respect to any Person, any Subsidiary of such Person that is incorporated or organized under the laws of the United States of America or any state thereof or the District of Columbia.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Profit of such Person for such period plus, without duplication, to the extent the same was deducted in calculating Consolidated Net Profit:

(1) Consolidated Taxes; plus

(2) Consolidated Interest Expense; plus

(3) Consolidated Non-cash Charges; plus

(4) business optimization expenses and other restructuring charges, expenses or reserves; provided that, with respect to each business optimization expense or other restructuring charge, expense or reserve, the Issuers shall have delivered to the Trustee an Officers’ Certificate specifying and quantifying such expense, charge or reserve and stating that such expense, charge or reserve is a business optimization expense or other restructuring charge or reserve, as the case may be; plus

(5) the amount of management, monitoring, consulting and advisory fees and related expenses paid to Rank (or any accruals relating to such fees and related expenses) during such period pursuant to the terms of the agreements between Rank and BP I or BP II and its Subsidiaries as described with particularity in the Offering Circular and as in effect on the Issue Date; plus

(6) all add backs reflected in the financial presentation of “RGHL Combined Group Pro Forma Adjusted EBITDA” in the section called “Summary — Summary Historical and Pro Forma Combined Financial Information” in the amounts set forth in and as further described in that section of the Offering Circular, but only to the extent such add backs occurred in the consecutive four quarter period used in the calculations of Fixed Charge Coverage Ratio and Secured Leverage Ratio, as the case may be; less, without duplication,

(1) non-cash items increasing Consolidated Net Profit for such period (excluding the recognition of deferred revenue or any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges that reduced EBITDA in any prior period and any items for which cash was received in a prior period); less

(2) all deductions reflected in the financial presentation of “RGHL Combined Group Pro Forma Adjusted EBITDA” in the section called “Summary — Summary Historical and Pro Forma Combined Financial Information” in the amounts set forth in and as further described in that section of the Offering Circular, but only to the extent such deductions occurred in the consecutive four quarter period used in the calculations of Fixed Charge Coverage Ratio and Secured Leverage Ratio, as the case may be.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale after the Issue Date of ordinary shares or Preferred Stock of BP I or any direct or indirect parent of BP I or BP II, as applicable (other than Disqualified Stock), other than:

(1) public offerings with respect to BP I’s or such direct or indirect parent’s ordinary shares registered on Form S-8;

(2) issuances to any Subsidiary of BP I or BP II; and

(3) any such public or private sale that constitutes an Excluded Contribution.

“Euro Equivalent” means, with respect to any monetary amount in a currency other than euro, at any time of determination thereof by BP I, BP II or the Trustee, the amount of euro obtained by converting such currency other than euro involved in such computation into euro at the spot rate for the purchase of euro with the applicable currency other than euro as published in The Financial Times in the “Currency Rates” section (or, if The Financial Times is no longer published, or if such information is no longer available in The Financial Times, such source as may be selected in good faith by BP I or BP II) on the date of such determination.

“Evergreen Acquisition” means collectively (a) the acquisition by Reynolds Group Holdings Inc., a direct wholly owned subsidiary of BP III, of all the Equity Interests of Evergreen Packaging Inc., (b) the acquisition by SIG Combibloc Holding GmbH, an indirect wholly-owned subsidiary of BP III, of all the Equity Interests of Evergreen Packaging (Luxembourg) S.à r.l and (c) the acquisition by Whakatane Mill Limited, an indirect wholly-owned subsidiary of BP III, from Carter Holt Harvey Limited of the assets and liabilities of the Whakatane Paper Mill.

“Evergreen Acquisition Documents” means the (i) the Reorganization Agreement, dated as of April 25, 2010, between Carter Holt Harvey Limited, BP III, Reynolds Group Holdings, Inc., Evergreen Packaging United States Limited and Evergreen Packaging New Zealand Limited and (ii) the Asset Purchase Agreement, dated as of April 25, 2010, between Carter Holt Harvey Limited and Whakatane Mill Limited, and any other document entered into in connection therewith, in each case as amended, supplemented or modified from time to time prior to the Issue Date.

“Evergreen Transactions” means the Evergreen Acquisition and the transactions related thereto (including the transactions contemplated in that certain Project Echo Structure dated April 23, 2010, prepared by RGHL), including the incremental term loan borrowing of $800 million under the Senior Secured Credit Facilities, the issuance and guarantee of the Notes.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contributions” means the Cash Equivalents or other assets (valued at their Fair Market Value as determined in good faith by senior management or the Board of Directors of BP I or BP II) received by BP I or BP II, as applicable, after the Issue Date from:

(1) contributions to its common equity capital; or

(2) the sale (other than to a Subsidiary of BP I or BP II or to any Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of BP I or BP II,

in each case designated as Excluded Contributions pursuant to an Officers’ Certificate executed by an Officer of BP I or BP II on or promptly after the date such capital contributions are made or the date such Capital Stock is sold, as the case may be.

“Fair Market Value” means, with respect to any asset or property, the price that could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction (as determined in good faith by BP I or BP II except as otherwise provided in the Indenture).

“February 2011 Notes” means the February 2011 Senior Secured Notes and the February 2011 Senior Notes.

“February 2011 Senior Indenture” means the Senior Notes Indenture dated as of February 1, 2011, among the US Issuer I, the US Issuer II, the Luxembourg Issuer, the guarantors from time to time party thereto, The Bank of New York Mellon, as Trustee, Principal Paying Agent, Registrar and Transfer Agent and The Bank of New York Mellon, London Branch, as Paying Agent, as supplemented, amended and modified from time to time thereafter.

“February 2011 Senior Notes” means the $1,000.0 million aggregate principal amount of 8.250% Senior Notes due 2021 issued pursuant to the February 2011 Senior Indenture.

“February 2011 Senior Secured Indenture” means the Senior Secured Notes Indenture dated as of February 1, 2011, among the US Issuer I, the US Issuer II, the Luxembourg Issuer, the guarantors from time to time party thereto, The Bank of New York Mellon, as Trustee, Principal Paying Agent, Registrar, Transfer Agent and Collateral Agent and The Bank of New York Mellon, London Branch, as Paying Agent, and Wilmington Trust (London) Limited, as additional Collateral Agent, as supplemented, amended and modified from time to time thereafter.

“February 2011 Senior Secured Notes” means the $1,000.0 million aggregate principal amount of 6.875% Senior Secured Notes due 2021 issued pursuant to the February 2011 Senior Secured Indenture.

“February 2012 Notes” means the $1,250.0 million aggregate principal amount of 9.875% Senior Notes due 2019 issued pursuant to the February 2012 Senior Indenture.

“February 2012 Senior Indenture” means the Senior Notes Indenture dated as of February 15, 2012, among the Issuers, certain guarantors thereto, The Bank of New York Mellon, as Trustee, Principal Paying Agent, Transfer Agent and Registrar and The Bank of New York Mellon, London Branch as Paying Agent.

“Financial Assistance Restricted Subsidiary” means any Restricted Subsidiary that is prevented from being a Note Guarantor due to applicable financial assistance laws; provided that such Restricted Subsidiary shall become a Note Guarantor upon or as soon as reasonably practical after (but not later than 90 days after (subject to the expiration of applicable waiting periods and compliance with applicable laws)) such financial assistance laws no longer prevent such Restricted Subsidiary from being a Note Guarantor if it would otherwise be required to be a Note Guarantor pursuant to “Certain Covenants — Future Note Guarantors.”

“Financing Disposition” means any sale, transfer, conveyance or other disposition of inventory that is equipment used in the product filling process by BP I or any Restricted Subsidiary thereof to a Person that is not a Subsidiary of BP I or BP II that meets the following conditions:

(1) the Board of Directors of BP I shall have determined in good faith that such sale, transfer, conveyance or other disposition is in the aggregate economically fair and reasonable to BP I or, as the case may be, the Restricted Subsidiary in question;

(2) all sales of such inventory are made at Fair Market Value;

(3) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by BP I);

(4) no portion of the Indebtedness or any other obligations (contingent or otherwise) of such Person (i) is guaranteed by BP I, BP II or any Restricted Subsidiary, (ii) is with recourse to or obligates BP I, BP II or any Subsidiary of BP I or BP II in any way or (iii) subjects any property or asset of BP I, BP II or any other Subsidiary of BP I or BP II, directly or indirectly, contingently or otherwise, to the satisfaction thereof;

(5) neither BP I, BP II nor any Restricted Subsidiary has any material contract, agreement, arrangement or understanding with such Person other than on terms which BP I or BP II reasonably believes to be no less favorable to BP I, BP II or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of any Issuer; and

(6) neither BP I, BP II nor any other Restricted Subsidiary has any obligation to maintain or preserve such Person’s financial condition or cause such entity to achieve certain levels of operating results.

“First Lien Intercreditor Agreement” means the intercreditor agreement dated as of November 5, 2009, among The Bank of New York Mellon, as Collateral Agent, Credit Suisse, as Representative under the Credit Agreement, The Bank of New York Mellon, as Representative under the 2009 Indenture, each additional Representative from time to time party thereto and the grantors party thereto, as from time to time amended, supplemented or modified.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that BP I, BP II or any Restricted Subsidiaries Incurs, repays, repurchases or redeems any Indebtedness (other than in the case of revolving credit borrowings or revolving advances in which case interest expense shall be computed based upon the average daily balance of such Indebtedness during the applicable period) or issues, repurchases or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period; provided, however, that the pro forma calculation of Consolidated Interest Expense shall not give effect to (a) any Indebtedness, Disqualified Stock or Preferred Stock Incurred or issued on the date of determination pursuant to the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified and Preferred Stock” and (b) the repayment, repurchase or redemption of any Indebtedness, Disqualified Stock or Preferred Stock to the extent such repayment, repurchase or redemption results from the proceeds of Indebtedness, Disqualified Stock or Preferred Stock Incurred or issued pursuant to the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified and Preferred Stock.”

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations and consolidations (in each case including the Transactions) and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, and any operational changes that BP I, BP II or any of the Restricted Subsidiaries has determined to make or made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date (each, for purposes of this definition, a “pro forma event”) shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations and consolidations (in each case including the Transactions), discontinued operations and operational changes (and the change of any associated Fixed Charges (calculated in accordance with the proviso in the prior paragraph) and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into BP I or BP II or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, amalgamation, consolidation, discontinued operation or operational change, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, consolidation or operational change had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of BP I or BP II. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of BP I or BP II as set forth in an Officers’ Certificate, to reflect operating expense reductions and other operating improvements or synergies reasonably expected to result from the applicable pro forma event (including, to the extent applicable, from the Transactions).

If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligation has a remaining term in excess of 12 months). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of BP I or BP II to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuers may designate.

“Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:

(1) Consolidated Interest Expense of such Person for such period and

(2) all cash dividend payments (excluding items eliminated in consolidation) on any series of Preferred Stock or Disqualified Stock of such Person and its Restricted Subsidiaries.

“Foreign Subsidiary” means, with respect to any Person, any Subsidiary of such Person that is not a Domestic Subsidiary of such Person.

“GAAP” means the International Financial Reporting Standards (“IFRS”) as in effect (except as otherwise provided in the Indenture in relation to financial reports and other information to be delivered to Holders) on the Reference Date. Except as otherwise expressly provided in the Indenture, all ratios and calculations based on GAAP contained in the Indenture shall be computed in conformity with GAAP. At any time after the Issue Date, BP I, BP II and the Issuers may elect to apply generally accepted accounting principles in the United States (“US GAAP”) in lieu of GAAP and, upon any such election, references herein to GAAP shall thereafter be construed to mean US GAAP as in effect (except as otherwise provided in the Indenture) on the date of such election; provided that any such election, once made, shall be irrevocable and that, upon first reporting its fiscal year results under US GAAP each of BP I, BP II and each of the Issuers shall restate its financial statements on the basis of US GAAP for the fiscal year ending immediately prior to the first fiscal year for which financial statements have been prepared on the basis of US GAAP; provided further, however, that in the event BP I, BP II and the Issuers have made such an election and are thereafter required by applicable law to apply IFRS in lieu of US GAAP (or IFRS is a successor to US GAAP) (any such change, a “Required Change”), they shall be entitled to apply IFRS, and that upon subsequently reporting its fiscal year results on the basis of IFRS in lieu of US GAAP each of BP I, BP II and each of the Issuers shall restate its financial statements on the basis of IFRS for the fiscal year ending immediately prior to the fiscal year after such Required Change. In the event that BP I, BP II and the Issuers are required to make the Required Change, references herein to GAAP shall be construed to mean IFRS as in effect on the date of such Required Change. The Issuers shall give notice of election to apply US GAAP or requirement to apply IFRS to the Trustee and the Holders.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and

(2) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

“holder”, “Holder” or “noteholder” means the Person in whose name a Note is registered on the Registrar’s books.

“IASB” means the International Accounting Standards Board and any other organization or agency that shall issue pronouncements regarding the application of GAAP.

“including” means including without limitation.

“Incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary.

“Indebtedness” means, with respect to any Person (without duplication):

(1) the principal and premium (if any) of any indebtedness of such Person, whether or not contingent, (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property (except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor Incurred in the ordinary course of business and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP), (d) in respect of Capitalized Lease Obligations or (e) representing any Hedging Obligations, if and to the extent that any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2) to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the obligations referred to in clause (1) of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business);

(3) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Person; and

(4) to the extent not otherwise included, with respect to BP I, BP II and the Restricted Subsidiaries, the amount then outstanding (i.e., advanced, and received by, and available for use by, BP I, BP II or any Restricted Subsidiaries) under any Receivables Financing (as set forth in the books and records of BP I, BP II or any Restricted Subsidiary and confirmed by the agent, trustee or other representative of the institution or group providing such Receivables Financing) to the extent there is recourse to BP I, BP II or the Restricted Subsidiaries (as that term is understood in the context of recourse and non-recourse receivable financings);

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (1) Contingent Obligations Incurred in the ordinary course of business and not in respect of borrowed money; (2) deferred or prepaid revenues or marketing fees; (3) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller; (4) Obligations under or in respect of Qualified Receivables Financing; (5) obligations under the Acquisition Documents, the Reynolds Acquisition Documents or the Evergreen Acquisition Documents; or (6) Subordinated Shareholder Funding.

Notwithstanding anything in the Indenture to the contrary, Indebtedness shall not include, and shall be calculated without giving effect to, the effects of Statement of Financial Accounting Standards No. 133 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under the Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness; and any such amounts that would have constituted Indebtedness under the Indenture but for the application of this sentence shall not be deemed an Incurrence of Indebtedness under the Indenture.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant, in each case of nationally recognized standing, that is, in the good faith determination of the Issuers, qualified to perform the task for which it has been engaged.

“Initial Purchaser” means Credit Suisse Securities (USA) LLC.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the US, U.K., Canadian, Swiss or Japanese government or any member state of the European Monetary Union or any agency or instrumentality thereof (other than Cash Equivalents);

(2) securities that have a rating equal to or higher than Baa3 (or equivalent) by Moody’s or BBB- (or equivalent) by S&P, or an equivalent rating by any other Rating Agency, but excluding any debt securities or loans or advances between and among BP I, BP II and their respective Subsidiaries;

(3) investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment or distribution; and

(4) corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding two years from the date of acquisition.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers in the ordinary course of business and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of BP I or BP II in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “— Certain Covenants — Limitation on Restricted Payments:”

(1) “Investments” shall include the portion (proportionate to BP I’s or BP II’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of a Subsidiary at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, BP I or BP II, as applicable, shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to:

(a) BP I’s or BP II’s “Investment” in such Subsidiary at the time of such redesignation; less

(b) the portion (proportionate to BP I’s or BP II’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer, in each case as determined in good faith by the Board of Directors of each Issuer.

“Issue Date” means May 4, 2010, the date on which the Notes were originally issued.

“June 2007 Transactions” means the Acquisition and the transactions related thereto (including the transactions contemplated in that certain Memorandum on Structure dated as of May 11, 2007, prepared by Deloitte & Touche), including borrowings under the 2007 Credit Agreement then in effect, the borrowings under a senior subordinated bridge loan and the refinancing of such senior subordinated bridge loan and partial prepayment of the 2007 Credit Agreement with the proceeds of the issuance of the 2007 Senior Notes and the 2007 Senior Subordinated Notes, and the contribution (through holding companies of RGHL) by Rank and certain other investors arranged by Rank of common equity, preferred equity or Subordinated Shareholder Funding to BP I and BP II.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or similar encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement or any lease in the nature thereof); provided that in no event shall an operating lease be deemed to constitute a Lien.

“Local Facility” means a working capital facility provided to a Subsidiary of RGHL by a Local Facility Provider in respect of which a Local Facility Certificate has been delivered, and not cancelled, under the terms of (and as such term is defined in) the 2007 Intercreditor Agreement and the First Lien Intercreditor Agreement and which constitutes a “Secured Local Facility” as defined in the Credit Agreement Documents.

“Local Facility Agreement” means the agreement under which a Local Facility is made available.

“Local Facility Provider” means a lender or other bank or financial institution that has acceded to the First Lien Intercreditor Agreement, as applicable, and the 2007 Intercreditor Agreement as a provider of a Local Facility.

“Luxembourg Proceeds Loans” means (a) the intercompany loan from the Luxembourg Issuer to BP III, dated November 5, 2009 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the 2009 Notes, (b) the intercompany loan from the Luxembourg Issuer to BP III, dated May 4, 2010 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the Notes and (c) the intercompany loan from the Luxembourg Issuer to BP III, dated November 16, 2010 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the October 2010 Senior Notes.

“Management Group” means the group consisting of the directors, executive officers and other management personnel of BP I, BP II or any direct or indirect parent of BP I or BP II, as the case may be, on the Reference Date together with (1) any new directors whose election by such boards of directors or whose nomination for election by the shareholders of BP I, BP II or any direct or indirect parent of BP I or BP II, as applicable, was approved by a vote of a majority of the directors of BP I, BP II or any direct or indirect parent of BP I or BP II, as applicable, then still in office who were either directors on the Reference Date or whose election or nomination was previously so approved and (2) executive officers and other management personnel of BP I, BP II or any direct or indirect parent of BP I or BP II, as applicable, hired at a time when the directors on the Reference Date together with the directors so approved constituted a majority of the directors of BP I, BP II or any direct or indirect parent of BP I or BP II, as applicable.

“May 2010 Indenture” means the Senior Notes Indenture dated as of May 4, 2010, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., The Bank of New York Mellon as Trustee, Principal Paying Agent, Transfer Agent and Registrar and The Bank of New York Mellon, London Branch as Paying Agent, as supplemented, amended and modified from time to time thereafter.

“May 2010 Notes” means the $1,000.0 million aggregate principal amount of 8.5% Senior Notes due 2018 issued pursuant to the May 2010 Indenture.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Proceeds” means the aggregate cash proceeds received by BP I, BP II or any Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received in respect of or upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding (i) the assumption by the acquiring person of Indebtedness relating to the disposed assets or other consideration received in any other non-cash form and (ii) the aggregate cash proceeds received by BP I, BP II or any Restricted Subsidiaries in respect of the sale of any Non-Strategic Land since the Reference Date in an aggregate amount of up to €25.0 million), net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements related thereto), amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than pursuant to the second paragraph of the covenant described under either “— Certain Covenants — Asset Sales — Asset Sales”) to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by BP I or BP II as a reserve in accordance with GAAP against any liabilities associated with the asset disposed in such transaction and retained by BP I or BP II after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Net Profit” means, with respect to any Person, the Net Profit (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Non-Strategic Land” means (a) the investment properties in which BP II, BP I or their respective Subsidiaries had an interest at the Reference Date which are a proportion of the real property owned by SIG Combibloc GmbH located at Linnich & Wittenberg in Germany, real property owned by SIG Finanz AG (which was absorbed by SIG Combibloc Group AG (formerly SIG Holding AG) by means of a merger effective as of June 15, 2010) located at Newcastle in England, real property owned by SIG Moldtec GmbH & Co. KG, real property owned by SIG Schweizerische Industrie-Gesellschaft AG and located at Neuhausen in Switzerland, Beringen in Switzerland, Rafz in Switzerland, Ecublens in Switzerland and Romanel in Switzerland, real property owned by SIG Combibloc Group AG (formerly SIG Holding AG) located in Beringen in Switzerland, real property owned by SIG Euro Holding AG & Co. KG aA located at Waldshut-Tiengen in Germany and real property owned by SIG Real Estate GmbH & Co. KG located at Neunkirchen in Germany and (b) other properties in which BP II, BP I or their respective Subsidiaries have an interest from time to time and which is designated by BP II in an Officers’ Certificate delivered to the Trustee as not required for the ongoing business operations of BP II, BP I and their respective Subsidiaries.

“Note Guarantee” means any guarantee of the obligations of the Issuers under the Indenture and the Notes by any Person in accordance with the provisions of the Indenture.

“Note Guarantors” means RGHL, BP I, BP III, the Restricted Subsidiaries that entered into the Indenture on the Issue Date (other than the Issuers) and any Person that subsequently becomes a Note Guarantor in accordance with the terms of the Indenture; provided that upon the release or discharge of such Person from its Note Guarantee in accordance with the Indenture, such Person shall cease to be a Note Guarantor.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any Indebtedness; provided that Obligations with respect to the Notes shall not include fees or indemnifications in favor of the Trustee and other third parties other than the holders of the Notes.

“Obligor” means any Issuer or a Note Guarantor.

“October 2010 Notes” means the October 2010 Senior Secured Notes and the October 2010 Senior Notes.

“October 2010 Senior Indenture” means the Senior Notes Indenture dated as of October 15, 2010, among RGHL US Escrow I LLC, RGHL US Escrow I Inc., RGHL Escrow Issuer (Luxembourg) I S.A., The Bank of New York Mellon as Trustee, Principal Paying Agent, Transfer Agent and Registrar and The Bank of New York Mellon, London Branch as Paying Agent, as supplemented, amended and modified from time to time thereafter.

“October 2010 Senior Notes” means the $1,500.0 million aggregate principal amount of 9.000% Senior Notes due 2019 issued pursuant to the October 2010 Senior Indenture.

“October 2010 Senior Secured Indenture” means the Senior Secured Notes Indenture dated as of October 15, 2010, among RGHL US Escrow I LLC, RGHL US Escrow I Inc., RGHL Escrow Issuer (Luxembourg) I S.A., The Bank of New York Mellon as Trustee, Principal Paying Agent, Transfer Agent, Collateral Agent and Registrar, Wilmington Trust (London) Limited as Additional Collateral Agent and The Bank of New York Mellon, London Branch as Paying Agent, as supplemented, amended and modified from time to time thereafter.

“October 2010 Senior Secured Notes” means the $1,500.0 million aggregate principal amount of 7.125% Senior Secured Notes due 2019 issued pursuant to the October 2010 Senior Secured Indenture.

“Offer” means the public tender offer by RGHL for all publicly held Target Shares.

“Offer Prospectus” means the prospectus dated December 22, 2006 and the amendments to the prospectus dated February 2, 2007 and March 13, 2007 as published in the Swiss national press.

“Offering Circular” means the Offering Circular dated April 28, 2010, with respect to the original issuance of the Notes.

“Officer” of any Person means the Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of such Person or any other person that the board of directors of such person shall designate for such purpose.

“Officers’ Certificate” means a certificate signed on behalf of BP I or, if otherwise specified, an Issuer, by two Officers of BP I or an Issuer, as applicable, or of a Subsidiary or parent of BP I or an Issuer, as applicable, that is designated by BP I or an Issuer, as applicable, one of whom must be the principal executive officer, the principal financial officer, the treasurer, the principal accounting officer or similar position of BP I or the Issuers, as applicable, or such Subsidiary or parent that meets the requirements set forth in the Indenture and is in form and substance satisfactory to the Trustee.

“Opinion of Counsel” means a written opinion addressed to the Trustee from legal counsel in form and substance satisfactory to the Trustee. The counsel may be an employee of or counsel to BP I or BP II.

“Permitted Holders” means, at any time, each of (i) Rank, (ii) the Management Group and (iii) any Person acting in the capacity of an underwriter in connection with a public or private offering of Capital Stock of BP I or BP II or any of their Affiliates. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investments” means:

(1) any Investment in BP I, BP II or any Restricted Subsidiary;

(2) any Investment in Cash Equivalents or Investment Grade Securities;

(3) any Investment by BP I, BP II or any Restricted Subsidiary in a Person, including in the Equity Interests of such Person, if as a result of such Investment (a) such Person becomes a Restricted

Subsidiary or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys all or Substantially All of its assets to, or is liquidated into, BP I, BP II or a Restricted Subsidiary;

(4) any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of “— Certain Covenants — Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing on, or made pursuant to binding commitments existing on, the Issue Date or an Investment consisting of any extension, modification or renewal of any Investment existing on the Issue Date; provided that the amount of any such Investment only may be increased as required by the terms of such Investment as in existence on the Issue Date;

(6) advances to officers, directors or employees, taken together with all other advances made pursuant to this clause (6), not to exceed the greater of €5.0 million and 0.25% of Total Assets at any one time outstanding;

(7) any Investment acquired by BP I, BP II or any of the Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by BP I, BP II or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable, (b) as a result of a foreclosure by BP I, BP II or any Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default, (c) as a result of the settlement, compromise or resolution of litigation, arbitration or other disputes with Persons who are not Affiliates or (d) in settlement of debts created in the ordinary course of business;

(8) Hedging Obligations permitted under clause (j) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(9) any Investment by BP I, BP II or any Restricted Subsidiaries in a Similar Business having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (9) that are at that time outstanding, not to exceed the greater of €75.0 million and 3.25% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (9) is made in any Person that is not a Restricted Subsidiary at the date of the making of such Investment and such Person becomes a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (9) for so long as such Person continues to be a Restricted Subsidiary;

(10) additional Investments by BP I, BP II or any Restricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (10) that are at that time outstanding (after giving effect to the sale or other transfer of an Unrestricted Subsidiary to the extent the proceeds of such sale received by BP I, BP II and the Restricted Subsidiaries consists of cash and Cash Equivalents), not to exceed €75.0 million at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (10) is made in any Person that is not a Restricted Subsidiary at the date of the making of such Investment and such Person becomes a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (10) for so long as such Person continues to be a Restricted Subsidiary;

(11) loans and advances to officers, directors or employees for business-related travel expenses, moving expenses and other similar expenses, in each case Incurred in the ordinary course of business or consistent with past practice or to fund such person’s purchase of Equity Interests of BP I, BP II or any direct or indirect parent of BP I or BP II;

(12) Investments the payment for which consists of Equity Interests or Subordinated Shareholder Funding of BP I or BP II (other than Disqualified Stock) or any direct or indirect parent of BP I or BP II, as applicable; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clauses (2) and (3) of the definition of Cumulative Credit contained in “— Certain Covenants — Limitation on Restricted Payments;”

(13) any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of the second paragraph of the covenant described under “— Certain Covenants — Transactions with Affiliates” (except transactions described in clauses (2), (6), (7) and (11)(b) of such paragraph);

(14) Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(15) guarantees issued in accordance with the covenants described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Future Note Guarantors;”

(16) Investments consisting of or to finance purchases and acquisitions of inventory, supplies, materials, services or equipment or purchases of contract rights or licenses or leases of intellectual property;

(17) any Investment in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Financing, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Receivables Financing or any related Indebtedness; provided, however, that any Investment in a Receivables Subsidiary is in the form of a Purchase Money Note, contribution of additional receivables or an equity interest;

(18) any Investment in an entity or purchase of a business or assets in each case owned (or previously owned) by a customer of a Restricted Subsidiary as a condition or in connection with such customer (or any member of such customer’s group) contracting with a Restricted Subsidiary, in each case in the ordinary course of business;

(19) any Investment in an entity which is not a Restricted Subsidiary to which a Restricted Subsidiary sells accounts receivable pursuant to a Receivables Financing;

(20) Investments of a Restricted Subsidiary acquired after the Issue Date or of an entity merged into, amalgamated with, or consolidated with BP I, BP II or a Restricted Subsidiary in a transaction that is not prohibited by the covenant described under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” after the Issue Date to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(21) guarantees by BP I, BP II or any Restricted Subsidiaries of operating leases (other than Capitalized Lease Obligations), trademarks, licenses, purchase agreements or of other obligations that do not constitute Indebtedness, in each case entered into by BP I, BP II or any Restricted Subsidiary in the ordinary course of business consistent with past practice;

(22) pledges or deposits (x) with respect to leases or utilities provided to third parties in the ordinary course of business or (y) that are otherwise a Permitted Lien or made in connection with a Permitted Lien; and

(23) any Indebtedness permitted under clause (y) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

“Permitted Liens” means, with respect to any Person:

(1) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or US government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet overdue by more than 60 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

(3) Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings and for which there are adequate reserves set aside in accordance with GAAP or the non-payment of which in the aggregate would not reasonably be expected to have a material adverse effect on the Issuers, RGHL and the Restricted Subsidiaries taken as a whole;

(4) Liens (i) required by any regulatory or government authority or (ii) in favor of issuers of performance and surety bonds or bid bonds or letters of credit or completion guarantees issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties Incurred in the ordinary course of business and title defects or irregularities that are of a minor nature and which do not in the aggregate materially impair the operation of the business of such Person;

(6) (i) Liens securing an aggregate principal amount of Indebtedness not to exceed the maximum principal amount of Indebtedness that, as of the date such Indebtedness was Incurred, and after giving effect to the Incurrence of such Indebtedness and the application of proceeds therefrom on such date, would not cause the Secured Leverage Ratio of BP I and BP II on a combined basis to exceed 4.50 to 1.00; (ii) Liens securing Indebtedness Incurred pursuant to clause (a) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” (iii) Liens securing the 2009 Notes (or any guarantees thereof); (iv) Liens securing Indebtedness Incurred pursuant to clause (d) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” and (v) Liens securing the 2007 Notes (or any guarantees thereof) as in effect on the Issue Date and any Lien that replaces the Lien in existence on the Issue Date so long as such replacement Lien is in respect of the same property as the Lien in existence on the Issue Date;

(7) Liens existing on the Issue Date (other than Liens described in clause (6));

(8) Liens on assets, property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided further, however, that such Liens may not extend to any other property owned by BP I, BP II or any Restricted Subsidiary;

(9) Liens on assets or property at the time BP I, BP II or a Restricted Subsidiary acquired the assets or property, including any acquisition by means of a merger, amalgamation or consolidation with or into BP I, BP II or any Restricted Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such acquisition; provided further, however, that the Liens may not extend to any other property owned by BP I, BP II or any Restricted Subsidiary;

(10) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to BP I, BP II or another Restricted Subsidiary permitted to be Incurred in accordance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(11) Liens securing Hedging Obligations not Incurred in violation of the Indenture; provided that with respect to Hedging Obligations relating to Indebtedness, such Lien extends only to the property securing such Indebtedness;

(12) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13) leases, subleases, licenses and sublicenses of real property which do not materially interfere with the ordinary conduct of the business of BP I, BP II or any Restricted Subsidiaries;

(14) Liens on assets or property of BP I, BP II or any Restricted Subsidiary securing the Notes or any Note Guarantees;

(15) Liens in favor of BP I, BP II or any Note Guarantor;

(16) Liens (i) on accounts receivable and related assets of the type specified in the definition of “Receivables Financing” Incurred in connection with a Qualified Receivables Financing and (ii) on inventory that is equipment used in the product filling process Incurred in connection with a Financing Disposition;

(17) deposits made in the ordinary course of business to secure liability to insurance carriers;

(18) Liens on the Equity Interests of Unrestricted Subsidiaries and on the Equity Interests of joint ventures securing obligations of such joint ventures;

(19) grants of software and other technology licenses in the ordinary course of business;

(20) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in clauses (6) (other than clause (6)(v)), (7), (8), (9), (10), (15) and (20); provided, however, that (x) such new Lien shall be limited to all or part of the same property (including any after acquired property to the extent it would have been subject to a Lien in respect of the Indebtedness being refinanced, refunded, extended, renewed or replaced) that secured the original Lien as in effect immediately prior to the refinancing, refunding, extension, renewal or replacement of the Indebtedness secured by such Lien (plus improvements on such property), (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6) (other than clause (6)(v)), (7), (8), (9), (10), (15) and (20) at the time the original Lien became a Permitted Lien under the Indenture and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement and (z) such new Lien shall not have priority over, rank ahead of, or otherwise be senior pursuant to any intercreditor agreement to the original Lien securing the Indebtedness being refinanced, refunded, extended, renewed or replaced; provided further, however, that in the case of any Liens to secure any refinancing, refunding, extension, renewal or replacement of Indebtedness secured by a Lien referred to in any of clauses (6) (other than clause (6)(v)), (7), (8), (9) or (10), the principal amount of any Indebtedness Incurred for such refinancing, refunding, extension, renewal or replacement shall be deemed secured by a Lien under such original clause and not this clause (20) for purposes of determining the principal amount of Indebtedness outstanding under clause 6(i);

(21) Liens on equipment of BP I, BP II or any Restricted Subsidiary granted in the ordinary course of business to BP I’s, BP II’s or such Restricted Subsidiary’s client at which such equipment is located;

(22) judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(23) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(24) Liens arising by virtue of any statutory or common law provisions relating to banker’s liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depository or financial institution;

(25) any interest or title of a lessor under any Capitalized Lease Obligation;

(26) any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(27) Liens Incurred to secure cash management services or to implement cash pooling arrangements in the ordinary course of business;

(28) other Liens securing obligations Incurred in the ordinary course of business which obligations do not exceed €15.0 million at any one time outstanding;

(29) Liens arising from Uniform Commercial Code filings regarding operating leases entered into by BP I, BP II and the Restricted Subsidiaries in the ordinary course of business;

(30) Liens on securities that are the subject of repurchase agreements constituting Cash Equivalents; and

(31) Liens on property or assets under construction (and related rights) in favor of a contractor or developer or arising from progress or partial payments by a third party relating to such property or assets prior to completion.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Pre-Announcement” means the pre-announcement of the Offer pursuant to Article 7, et seq. TOO (Voranmeldung) as published by electronic media on 19 December 2006 and in the print media on 21 December 2006.

“Preferred Stock” means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution or winding-up.

“Public Debt” means any Indebtedness consisting of bonds, debentures, notes or other similar debt securities issued in (a) a public offering registered under the Securities Act or (b) a private placement to institutional investors that is underwritten for resale in accordance with Rule 144A or Regulation S of such Act, whether or not it includes registration rights entitling the holders of such debt securities to registration thereof with the SEC. The term “Public Debt” (i) shall not include the Notes (or any Additional Notes) and (ii) for the avoidance of doubt, shall not be construed to include any Indebtedness issued to institutional investors in a direct placement of such Indebtedness that is not underwritten by an intermediary (it being understood that, without limiting the foregoing, a financing that is distributed to not more than 10 Persons (provided that multiple managed accounts and affiliates of any such Persons shall be treated as one Person for the purposes of this definition) shall be deemed not to be underwritten), or any commercial bank or similar Indebtedness, Capitalized Lease Obligation or recourse transfer of any financial asset or any other type of Indebtedness Incurred in a manner not customarily viewed as a “securities offering.”

“Purchase Money Note” means a promissory note of a Receivables Subsidiary evidencing a line of credit, which may be irrevocable, from BP I, BP II or any of their respective Subsidiaries to a Receivables Subsidiary in connection with a Qualified Receivables Financing, which note is intended to finance that portion of the purchase price that is not paid by cash or a contribution of equity.

“Qualified Receivables Financing” means any Receivables Financing that meets the following conditions:

(1) the Board of Directors of BP I or BP II shall have determined in good faith that such Qualified Receivables Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to BP I or BP II or, as the case may be, the Subsidiary in question;

(2) all sales of accounts receivable and related assets are made at Fair Market Value; and

(3) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Issuers) and may include Standard Securitization Undertakings.

The grant of a security interest in any accounts receivable of BP I, BP II or any of their respective Subsidiaries (other than a Receivables Subsidiary or the Subsidiary undertaking such Receivables Financing) to secure Indebtedness under the Credit Agreement, Indebtedness in respect of the Notes or any Refinancing Indebtedness with respect to the Notes shall not be deemed a Qualified Receivables Financing.

“Rank” means (i) Mr. Graeme Richard Hart (or his estate, heirs, executor, administrator or other personal representative, or any of his immediate family members or any trust, fund or other entity which is controlled by his estate, heirs or any of his immediate family members), and any of his or their Affiliates (each a “Rank Party”) and (ii) any Person that forms a group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) with any Rank Party; provided that in the case of (ii) (x) any Rank Party owns a majority of the voting power of the Voting Stock of BP I and BP II or any direct or indirect parent of BP I or BP II, as applicable, (y) no other Person has beneficial ownership of any of the Voting Stock included in determining whether the threshold set forth in clause (x) has been satisfied and (z) any Rank Party controls a majority of the Board of Directors of each of BP I and BP II or any direct or indirect parent of BP I or BP II, as applicable.

“Rating Agency” means (1) each of Moody’s and S&P and (2) if Moody’s or S&P ceases to rate the Notes for reasons outside of the Issuers’ control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Issuers or any direct or indirect parent of an Issuer as a replacement agency for Moody’s or S&P, as the case may be.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any participation interests issued or sold in connection with, and all other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Financing.

“Receivables Financing” means any transaction or series of transactions that may be entered into by BP I, BP II or any of their respective Subsidiaries pursuant to which BP I, BP II or any of their respective Subsidiaries may sell, convey or otherwise transfer to (a) a Receivables Subsidiary or (b) any other Person, or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of BP I, BP II or any of their respective Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable and any Hedging Obligations entered into by BP I, BP II or any such Subsidiary in connection with such accounts receivable.

“Receivables Repurchase Obligation” means any obligation of a seller of receivables in a Qualified Receivables Financing to repurchase receivables arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Receivables Subsidiary” means a Wholly Owned Subsidiary of BP I or BP II (or another Person formed for the purposes of engaging in Qualified Receivables Financing with BP I or BP II in which BP I or BP II or any of Subsidiary of BP I or BP II makes an Investment and to which BP I, BP II or any Restricted

Subsidiary transfers accounts receivable and related assets) that engages in no activities other than in connection with the financing of accounts receivable of BP I, BP II and their respective Subsidiaries, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and that is designated by the Board of Directors of each of the Issuers (as provided below) as a Receivables Subsidiary and:

(a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by BP I, BP II or any Restricted Subsidiary (excluding guarantees of obligations (other than the principal of and interest on Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is with recourse to or obligates BP I, BP II or any Subsidiary of BP I or BP II in any way other than pursuant to Standard Securitization Undertakings or (iii) subjects any property or asset of BP I, BP II or any other Subsidiary of BP I or BP II, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

(b) with which neither BP I, BP II nor any other Restricted Subsidiary has any material contract, agreement, arrangement or understanding other than on terms which BP I or BP II reasonably believes to be no less favorable to BP I, BP II or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of any Issuer; and

(c) to which neither BP I, BP II nor any other Restricted Subsidiary has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

Any such designation by the Board of Directors of each of the Issuers shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of each of the Issuers giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.

“Reference Date” means June 29, 2007.

“Registration Rights Agreement” means the Registration Rights Agreement related to the Notes, dated as of the Issue Date, among the Issuers, the Note Guarantors and the Initial Purchaser, as such agreement may be amended, modified or supplemented from time to time and, with respect to any Additional Notes, one or more registration rights agreements between the Issuers and the other parties thereto, as such agreement(s) may be amended, modified or supplemented from time to time, relating to rights given by the Issuers to the purchasers of Additional Notes to register such Additional Notes under the Securities Act.

“Representative” means the trustee, agent or representative (if any) for any Indebtedness; provided that if, and for so long as, any Indebtedness lacks such a Representative, then the Representative for such Indebtedness shall at all times constitute the holder or holders of a majority in outstanding principal amount of obligations under such Indebtedness.

“Restricted Cash” means cash and Cash Equivalents held by BP I, BP II or any Restricted Subsidiaries that are contractually restricted from being distributed or otherwise paid to any Issuer or not available for general corporate purposes, except for such restrictions that are contained in agreements governing Indebtedness permitted under the Indenture.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, with respect to any Person, any Subsidiary of such Person other than an Unrestricted Subsidiary of such Person. Unless otherwise indicated in this “Description of the May 2010 Notes,” all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of each of BP I and BP II.

“Reynolds 2007 Credit Agreement” means the Senior Secured Facilities Agreement dated February 21, 2008, among Reynolds Packaging Group (NZ) Limited, Closure Systems International Holdings Inc., Closure Systems International B.V., Reynolds Consumer Products Holdings Inc. and Reynolds Treasury (NZ) Limited, as borrowers, the Lenders party thereto, Australia and New Zealand Banking Group Limited, BOS International (Australia) Limited, Calyon Australia Limited and Credit Suisse, as joint lead arrangers and underwriters, and Credit Suisse as facility agent and security trustee, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder (subject to compliance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Liens”) or altering the maturity thereof.

“Reynolds Acquisition” means collectively (a) the acquisition by BP III of all the Equity Interests of each of Closure Systems International (Luxembourg) S.àr.l and Reynolds Consumer Products (Luxembourg) S.àr.l and (b) the acquisition by Reynolds Group Holdings Inc., a direct wholly owned subsidiary of BP III, of all the Equity Interests of Reynolds Consumer Products Holdings Inc.

“Reynolds Acquisition Documents” means the (i) Stock Purchase Agreement, dated as of October 15, 2009, by and among BP III, Reynolds Group Holdings Inc., a direct wholly-owned subsidiary of BP III, and Reynolds Consumer Products (NZ) Limited, a New Zealand company and (ii) Stock Purchase Agreement, dated as of October 15, 2009, by and between BP III and Closure Systems International (NZ) Limited, a New Zealand company, and any other document entered into in connection therewith, in each case as amended, supplemented or modified from time to time prior to November 5, 2009.

“Reynolds Transactions” means the Reynolds Acquisition and the transactions related thereto (including the transactions contemplated in that certain Steps Plan and Structure Chart dated November 3, 2009, prepared by RGHL), including the repayment of the Reynolds 2007 Credit Agreement, the issuance and guarantee of, and granting of security in relation to, the 2009 Notes, the entering into and borrowings and guarantees under, and granting of security in relation to, the Senior Secured Credit Facilities, the amendment to the 2007 Intercreditor Agreement, entry into the First Lien Intercreditor Agreement and the contribution by RGHL of funds in return for common equity of BP I.

“RP Reference Date” means November 5, 2009.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired by BP I, BP II or a Restricted Subsidiary whereby BP I, BP II or a Restricted Subsidiary transfers such property to a Person and BP I, BP II or such Restricted Subsidiary leases it from such Person, other than leases between BP I, BP II and a Restricted Subsidiary or between Restricted Subsidiaries.

“S&P” means Standard & Poor’s Ratings Group or any successor to the rating agency business thereof.

“SEC” means the Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness secured by a Lien.

“Secured Leverage Ratio” means, with respect to any Person at any date, the ratio of (i) Secured Indebtedness of such Person less the amount of Cash Equivalents in excess of any Restricted Cash that would be stated on the balance sheet of such Person and its Restricted Subsidiaries and held by such Person and its Restricted Subsidiaries as of such date of determination to (ii) EBITDA of such Person for the four full fiscal quarters for which internal financial statements are available immediately preceding the Secured Leverage Calculation Date (as defined below); provided, however, that for the purposes of this definition of Secured Leverage Ratio, Secured Indebtedness shall not include any Indebtedness represented by the 2007 Senior Notes (including the guarantees thereof) or the 2007 Senior Subordinated Notes (including the guarantees thereof) for long as such 2007 Notes are outstanding; provided further, however, that in the event that at any time after the Issue Date, any of the 2007 Senior Notes or any or the 2007 Senior Subordinated Notes is secured by any Lien that did not secure such 2007 Senior Notes or 2007 Senior Subordinated Notes on the Issue Date (other than any Lien that replaces the Lien in existence on the Issue Date so long as such replacement Lien is in respect of the same property as the Lien in existence on the Issue Date), such 2007 Senior Notes or 2007 Senior Subordinated Notes shall be deemed Secured Indebtedness for the purposes of this definition of Secured Leverage Ratio for so long as such Lien secures such 2007 Senior Notes or 2007 Senior Subordinated Notes. In the event that such Person or any of its Restricted Subsidiaries Incurs, repays, repurchases or redeems any Secured Indebtedness subsequent to the commencement of the period for which the Secured Leverage Ratio is being calculated but prior to the event for which the calculation of the Secured Leverage Ratio is made (the “Secured Leverage Calculation Date”), then the Secured Leverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Secured Indebtedness as if the same had occurred at the beginning of the applicable four-quarter period; provided that the Issuers may elect pursuant to an Officers’ Certificate delivered to the Trustee to treat all or any portion of the commitment under any Secured Indebtedness as being Incurred at such time, in which case any subsequent Incurrence of Secured Indebtedness under such commitment shall not be deemed, for purposes of this calculation, to be an Incurrence at such subsequent time.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations (including the Transactions) and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, and any operational changes that BP I, BP II or any of the Restricted Subsidiaries has determined to make or have made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Secured Leverage Calculation Date (each, for purposes of this definition, a “pro forma event”) shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations (including the Transactions), discontinued operations and other operational changes (and the change of any associated Secured Indebtedness and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into BP I, BP II or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, amalgamation, consolidation, discontinued operation or operational change, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Secured Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, amalgamation, consolidation or operational change had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuers. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the Issuers as set forth in an Officers’ Certificate, to reflect operating expense reductions and other operating improvements or synergies reasonably expected to result from the applicable pro forma event (including, to the extent applicable, from the Transactions).

“Securities Act” means the US Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Senior Indebtedness” means, with respect to any Person, (a) Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred and (b) all other Obligations of such Person (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of Indebtedness described in clause (a), unless, in the case of clauses (a) and (b), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such Indebtedness or other Obligations in respect thereof are subordinate in right of payment to the Notes or the Note Guarantee of such Person, as the case may be; provided, however, that Senior Indebtedness shall not include:

(1) any obligation of such Person to BP I, BP II or any Subsidiary of BP I or BP II;

(2) any liability for national, state, local or other taxes owed or owing by such Person;

(3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof (other than by way of letter of credit, bank guarantee, performance or other bond, or other similar obligation) or instruments evidencing such liabilities);

(4) any Capital Stock;

(5) any Indebtedness or other Obligation of such Person which is subordinate or junior in right of payment to any other Indebtedness or other Obligation of such Person; or

(6) that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Indenture.

“Senior Secured Credit Facilities” means the Credit Agreement dated as of November 5, 2009, among, among others, BP I and Credit Suisse, as administrative agent, the other financial institutions party thereto, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder (subject to compliance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Liens”) or altering the maturity thereof.

“Significant Subsidiary” means any Restricted Subsidiary that meets any of the following conditions:

(1) BP I’s, BP II’s and the Restricted Subsidiaries’ investments in and advances to the Restricted Subsidiary exceed 10% of the total assets of BP I, BP II and the Restricted Subsidiaries on a combined consolidated basis as of the end of the most recently completed fiscal year;

(2) BP I’s, BP II’s and the Restricted Subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the Restricted Subsidiary exceeds 10% of the total assets of BP I, BP II and the Restricted Subsidiaries on a combined consolidated basis as of the end of the most recently completed fiscal year; or

(3) BP I’s, BP II’s and the Restricted Subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the Restricted Subsidiary exceeds 10% of such income of BP I, BP II and the Restricted Subsidiaries on a consolidated basis for the most recently completed fiscal year.

“Similar Business” means (a) any businesses, services or activities engaged in by BP I, BP II or any their respective Subsidiaries on the Issue Date and (b) any businesses, services and activities engaged in by BP I, BP II or any their respective Subsidiaries that are related, complementary, incidental, ancillary or similar to any of the foregoing or are extensions or developments of any thereof.

“Squeeze-Out” means the acquisition pursuant to Article 33 of the Swiss Federal Stock Exchanges and Securities Trading Act (SR954.1) by BP III of the remaining Target Shares after at least 98% of the Target’s Voting Stock has been acquired by BP III at the end of the Offer.

“Standard Securitization Undertakings” means representations, warranties, covenants, indemnities and guarantees of performance entered into by BP I, BP II or any Subsidiary of BP I or BP II which BP I or BP II has determined in good faith to be customary in a Receivables Financing including, without limitation, those relating to the servicing of the assets of a Subsidiary, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Subordinated Indebtedness” means (a) with respect to any Issuer, any Indebtedness of such Issuer which is by its terms subordinated in right of payment to the Notes and (b) with respect to any Note Guarantor, any

Indebtedness of such Note Guarantor which is by its terms subordinated in right of payment to its Note Guarantee.

“Subordinated Shareholder Funding” means, collectively, any funds provided to BP I or BP II by any direct or indirect parent, any Affiliate of any direct or indirect parent or any Permitted Holder or any Affiliate thereof, in exchange for or pursuant to any security, instrument or agreement other than Capital Stock, in each case issued to and held by any of the foregoing Persons, together with any such security, instrument or agreement and any other security or instrument other than Capital Stock issued in payment of any obligation under any Subordinated Shareholder Funding; provided, however, that such Subordinated Shareholder Funding:

(1) does not (including upon the happening of any event) mature or require any amortization, redemption or other repayment of principal or any sinking fund payment prior to the first anniversary of the Stated Maturity of the Notes (other than through conversion or exchange of such funding into Capital Stock (other than Disqualified Stock) of BP I or BP II or any funding meeting the requirements of this definition) or the making of any such payment prior to the first anniversary of the Stated Maturity of the Notes is restricted by any intercreditor agreement;

(2) does not (including upon the happening of any event) require, prior to the first anniversary of the Stated Maturity of the Notes, payment of cash interest, cash withholding amounts or other cash gross-ups, or any similar cash amounts or the making of any such payment prior to the first anniversary of the Stated Maturity of the Notes is restricted by any intercreditor agreement;

(3) contains no change of control or similar provisions and does not accelerate and has no right to declare a default or event of default or take any enforcement action or otherwise require any cash payment (in each case, prior to the first anniversary of the Stated Maturity of the Notes) or the payment of any amount as a result of any such action or provision, or the exercise of any rights or enforcement action (in each case, prior to the first anniversary of the Stated Maturity of the Notes) is restricted by any intercreditor agreement;

(4) does not provide for or require any security interest or encumbrance over any asset of BP I, BP II or any of their respective Subsidiaries;

(5) pursuant to its terms or pursuant to any intercreditor agreement, is fully subordinated and junior in right of payment to the Notes pursuant to subordination, payment blockage and enforcement limitation terms which are customary in all material respects for similar funding or are no less favorable in any material respect to Holders than those contained in the 2007 Intercreditor Agreement as in effect on the Issue Date with respect to the “Senior Creditors” (as defined therein) in relation to “Parentco Debt” (as defined therein);

provided that any event or circumstance that results in such subordinated obligation ceasing to qualify as Subordinated Shareholder Funding, including it ceasing to be held by any direct or indirect parent, any Affiliate of any direct or indirect parent or any Permitted Holder or any Affiliate thereof, shall constitute an Incurrence of such Indebtedness by BP I, BP II or such Restricted Subsidiary.

“Subsidiary” means, with respect to any Person, (1) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof and (2) any partnership, joint venture or limited liability company of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise and (y) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Substantially All” when used in relation to assets, means assets of the relevant entity or entities having a market value of at least 75% of the market value of all of the assets of such entity or entities at the date of the relevant transactions.

“Target” means SIG Combibloc Group AG (formerly SIG Holding AG), a company limited by shares incorporated in Switzerland registered in the Commercial Register of the Canton of Schaffhausen with the register number CH-290.3.004.149-2.

“Target Shares” means all of the registered shares of Target.

“Tax Distributions” means any distributions described in clause (12) of the covenant entitled “— Certain Covenants — Limitation on Restricted Payments.”

“Taxes” means all present and future taxes, levies, imposts, deductions, charges, duties and withholdings and any charges of a similar nature (including interest, penalties and other liabilities with respect thereto) that are imposed by any government or other taxing authority.

“TOO” means the Ordinance of the Swiss Takeover Board on Public Takeover Offers in effect until December 31, 2008 (SR 954.195.1).

“Total Assets” means the total combined consolidated assets of BP I, BP II and the Restricted Subsidiaries, as shown on the most recent combined balance sheet of BP I and BP II.

“Transactions” means the June 2007 Transactions, the Reynolds Transactions and the Evergreen Transactions.

“Treasury Rate” (as determined by the Issuers) means, with respect to the Notes, as of any redemption date, the yield to maturity as of such date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the date the redemption notice is mailed (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to May 15, 2014; provided that if the period from the redemption date to such date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Officer” means any officer within the corporate trust department of the Trustee, including any managing director, vice president, senior associate or any other officer of the Trustee (1) who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject and (2) who shall have direct responsibility for the administration of the Indenture.

“Trustee” means the party named as such in the Indenture until a successor replaces it and, thereafter, means the successor.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of BP I or BP II that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of RGHL may designate any Subsidiary (other than any Issuer) of BP I or BP II (including any newly acquired or newly formed Subsidiary of BP I or BP II) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on any property of, BP I or BP II or any other Subsidiary of BP I or BP II that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that the Subsidiary to be so designated and its Subsidiaries do not at the time of designation have and do not thereafter Incur any Indebtedness pursuant to which the lender has recourse to any of the assets of BP I, BP II or any of the Restricted Subsidiaries; provided further, however, that either:

(a) the Subsidiary to be so designated has total consolidated assets of €1,000 or less; or

(b) if such Subsidiary has consolidated assets greater than €1,000, then such designation would be permitted under the covenant described under “— Certain Covenants — Limitation on Restricted Payments.”

The Board of Directors of each of the Issuers may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

(x) (1) BP I or BP II could Incur €1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or (2) the Fixed Charge Coverage Ratio for BP I, BP II and its Restricted Subsidiaries would be greater than such ratio for BP I, BP II and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation; and

(y) no Event of Default shall have occurred and be continuing.

Any such designation by the Board of Directors of each of the Issuers shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of each of the Issuers giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“US Controlled Foreign Subsidiary” means any Person that (A)(i) is a Foreign Subsidiary and (ii) is a “controlled foreign corporation” within the meaning of Section 957(a) of the Code and the US Treasury Regulations thereunder or (B)(i) is a Domestic Subsidiary and (ii) has no material assets other than securities of one or more Foreign Subsidiaries (which are “controlled foreign corporations” within the meaning of Section 957(a) of the Code and the US Treasury Regulations thereunder) of such Domestic Subsidiary and indebtedness issued by such Foreign Subsidiaries.

“US Proceeds Loans” means (a) the intercompany loan from the US Issuer I to Closure Systems International Holdings Inc., dated as of November 5, 2009 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the 2009 Notes, (b) the intercompany loan from the US Issuer I to Reynolds Group Holdings Inc., dated as of November 5, 2009 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the 2009 Notes, (c) the intercompany loan from the US Issuer I to Reynolds Group Holdings Inc., dated May 4, 2010 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the Notes, (d) the intercompany loan from U.S. Issuer I to Reynolds Acquisition Corporation, dated November 16, 2010 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds of the October 2010 Notes and (e) the intercompany loan from the US Issuer I to Pactiv Corporation, dated February 1, 2011 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the February 2011 Notes.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing (1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by (2) the sum of all such payments.

“Wholly Owned Restricted Subsidiary” is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or other similar shares required pursuant to applicable law) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

DESCRIPTION OF THE OCTOBER 2010 SENIOR SECURED NOTES

General

On October 15, 2010, RGHL US Escrow I LLC, a Delaware limited liability company (the “US LLC Escrow Issuer”), RGHL US Escrow I Inc., a Delaware corporation (the “US Corporate Escrow Issuer” and, together with the US LLC Escrow Issuer, the “US Escrow Issuers”) and RGHL Escrow Issuer (Luxembourg) I S.A., a company incorporated as a société anonyme (a public limited liability company) under the laws of Luxembourg (the “Lux Escrow Issuer” and, together with the US Escrow Issuers, the “Escrow Issuers”), issued $1,500,000,000 aggregate principal amount of Senior Secured Notes (the “Senior Secured Notes”) pursuant to a Senior Secured Notes Indenture (the “Senior Secured Notes Indenture”), among themselves, The Bank of New York Mellon, as Trustee, Principal Paying Agent, Transfer Agent, Registrar and Collateral Agent, The Bank of New York Mellon, London Branch, as Paying Agent and Wilmington Trust (London) Limited, as Additional Collateral Agent. Proceeds of the offering were held in escrow until November 16, 2010. Upon the initial issuance of the Senior Secured Notes, the Senior Secured Notes were obligations of the Escrow Issuers, and were not obligations of Reynolds Group Issuer LLC, a Delaware limited liability company (the “U.S. Issuer I”), Reynolds Group Issuer Inc., a Delaware corporation (the “U.S. Issuer II” and, together with the U.S. Issuer I, the “U.S. Issuers”), Reynolds Group Issuer (Luxembourg) S.A., a company incorporated as a société anonyme (a public limited liability company) under the laws of Luxembourg (the “Luxembourg Issuer” and, together with the U.S. Issuers, the “Issuers”) or the Senior Secured Note Guarantors (as defined below). On November 16, 2010, (i) the U.S. LLC Escrow Issuer merged with and into the U.S. Issuer I, with the U.S. Issuer I surviving the merger and assuming by operation of law the obligations of the U.S. LLC Escrow Issuer under the Senior Secured Notes Indenture, the Senior Secured Notes and the other applicable documents, (ii) the U.S. Corporate Escrow Issuer merged with and into the U.S. Issuer II, with the U.S. Issuer II surviving the merger and assuming by operation of law the obligations of the U.S. Corporate Escrow Issuer under the Senior Secured Notes Indenture, the Senior Secured Notes and the other applicable documents, and (iii) the Lux Escrow Issuer merged with and into the Luxembourg Issuer, with the Luxembourg Issuer surviving the merger and assuming by operation of law the obligations of the Lux Escrow Issuer under the Senior Secured Notes Indenture, the Senior Secured Notes and the other applicable documents.

The terms of the new Senior Secured Notes are substantially identical to the terms of the old Senior Secured Notes, except that the new Senior Secured Notes are registered under the Securities Act and therefore will not contain restrictions on transfer or provisions relating to additional interest, will bear a different CUSIP or ISIN number from the old Senior Secured Notes and will not entitle their holders to registration rights. The new Senior Secured Notes will otherwise be treated as the old Senior Secured Notes for purposes of the Senior Secured Notes Indenture.

The Senior Secured Notes Indenture contains provisions that define your rights and govern the obligations of the Issuers under the Senior Secured Notes. Copies of the Senior Secured Notes Indenture and the Senior Secured Notes are filed as exhibits to the registration statement of which this prospectus forms a part and will be made available to holders of the Senior Secured Notes upon request. See “Where You Can Find More Information.”

Terms used in this “Description of the October 2010 Senior Secured Notes” section and not otherwise defined have the meanings set forth in the section “— Certain Definitions.” As used in this “Description of the October 2010 Senior Secured Notes” section, (1) “we”, “us” and “our” mean Beverage Packaging Holdings (Luxembourg) I S.A. (including any successor in interest thereto, “BP I”) and its Subsidiaries (including the Issuers) and (2) “RGHL” refers only to Reynolds Group Holdings Limited (including any successor in interest thereto). For all purposes of the Senior Secured Notes Indenture and this “Description of the October 2010 Senior Secured Notes,” references to an entity shall be to it and to any successor in interest thereto. Any reference to “Senior Secured Notes” in this “Description of the October 2010 Senior Secured Notes” refers to the new Senior Secured Notes and any old Senior Secured Notes that are not exchanged in the exchange offer.

The Senior Secured Notes and the Senior Notes were incurred pursuant to the fixed charge coverage ratio incurrence test, or applicable baskets provided for, under the May 2010 Indenture, the 2009 Indenture, the 2007 Senior Note Indenture and the 2007 Senior Subordinated Note Indenture. The Indebtedness incurred under the Senior Secured Credit Facilities, the 2009 Notes and the Senior Secured Notes are classified as “First Lien Obligations” under the 2009 Indenture, the Senior Secured Notes Indenture, the indenture governing the 7.875% senior secured notes due 2019 and the indenture governing the 6.875% senior secured notes due 2021, “First Priority Lien Obligations” under the 2007 Senior Note Indenture and the 2007 Senior Subordinated Note Indenture and “Secured Indebtedness” under the May 2010 Indenture, the Senior Notes Indenture, the February 2011 Secured Indenture and the August 2011 Secured Indenture. The Senior Notes are classified as “Senior Indebtedness” under the Senior Notes Indenture, the Senior Secured Notes Indenture, the May 2010 Indenture, the 2009 Indenture, the 2007 Senior Note Indenture, the 2007 Senior Subordinated Note Indenture, the February 2011 Secured Indenture, the February 2011 Senior Indenture, the August 2011 Secured Indenture, the August 2011 Senior Indenture and the February 2012 Senior Indenture. For a description of the Senior Secured Credit Facilities, see “Description of Certain Other Indebtedness and Intercreditor Agreements.” In addition, the Senior Secured Notes Indenture permits us to incur other Indebtedness that constitutes First Lien Obligations, which may have security interests in the Collateral that may be prior to, or pari passu with, the security interests securing the Senior Secured Notes and Senior Secured Note Guarantees and are classified as “First Priority Lien Obligations” under the 2007 Senior Note Indenture and 2007 Senior Subordinated Note Indenture and “First Lien Obligations” under the 2009 Indenture, the February 2011 Secured Indenture and the August 2011 Secured Indenture. Any such security interests in the Collateral may give the holders thereof rights with respect to the Collateral, including enforcement of the Liens with respect thereto, that may diminish the value of the security interests in the Collateral in favor of the Senior Secured Notes.”

Brief Description of the Senior Secured Notes and the Senior Secured Note Guarantees

The Senior Secured Notes are general senior secured obligations of the Issuers and:

•	are the joint and several obligations of the Issuers;

•	are effectively senior to all of our unsecured Indebtedness to the extent of the value of the Collateral securing the Senior Secured Notes;

•	rank pari passu in right of payment with all existing and future Senior Indebtedness of the Issuers, including, the May 2010 Notes, the 2009 Notes, the Senior Notes, the February 2011 Notes, the August 2011 Notes, the February 2012 Notes and the Senior Secured Credit Facilities;

•	are secured on a first-priority lien basis by the Collateral subject to a shared lien of equal priority with the Senior Secured Credit Facilities, the 2009 Notes, the February 2011 Senior Secured Notes, the August 2011 Senior Secured Notes and certain future First Lien Obligations and certain prior ranking liens permitted under the Indenture (see “— Certain Covenants — Liens” and “— Certain Definitions — Permitted Liens”);

•	are effectively subordinated to the other First Lien Obligations to the extent such First Lien Obligations are secured by property that does not also secure the Senior Secured Notes to the extent of the value of all such property;

•	are senior in right of payment to any existing and future Subordinated Indebtedness of the Issuers, including the Issuers’ guarantees of the 2007 Senior Notes and the 2007 Senior Subordinated Notes;

•	are guaranteed on a senior basis by the Senior Secured Note Guarantors and certain of such guarantees have the benefit of the security interests described below;

•	are not guaranteed by BP II, a finance Subsidiary of RGHL, and therefore are effectively subordinated to all claims that holders of 2007 Senior Notes and 2007 Senior Subordinated Notes may have against the assets of BP II (other than the proceeds loans made by BP II to BP I which is included in the Collateral); and

•	are subordinated to all claims of creditors, including trade creditors, and claims of preferred stockholders (if any) of each of the Subsidiaries of RGHL (including BP II) that is not a Senior Secured Note Guarantor.

The Senior Secured Note Guarantees became effective on November 16, 2010 and are general senior obligations of each Senior Secured Note Guarantor and:

•	rank pari passu in right of payment with all existing and future Senior Indebtedness of such Senior Secured Note Guarantor;

•	are secured on a first priority lien basis by the Collateral owned by such Senior Secured Note Guarantor (if any), in each case, subject to a shared lien of equal priority with the Senior Secured Credit Facilities, the 2009 Notes, the February 2011 Senior Secured Notes, the August 2011 Senior Secured Notes and certain future First Lien Obligations and certain prior ranking liens permitted under the Senior Secured Notes Indenture (see “— Certain Covenants — Liens” and “— Certain Definitions — Permitted Liens”);

•	are effectively subordinated to the other First Lien Obligations of such Senior Secured Note Guarantor to the extent such First Lien Obligations are secured by property that does not also secure the Senior Secured Notes to the extent of the value of all such property; and

•	are senior in right of payment to any Subordinated Indebtedness of such Senior Secured Note Guarantor, including such Senior Secured Note Guarantor’s guarantee of the 2007 Senior Notes and the 2007 Senior Subordinated Notes.

All security for the Senior Secured Notes and the Senior Secured Note Guarantees is granted and implemented consistent with the Agreed Security Principles. The Agreed Security Principles are designed to give us flexibility not to pledge certain of our assets even if we would otherwise be required to do so if, among other things, in our judgment, the cost of doing so is excessive in relation to the benefit accruing to the Holders. The Agreed Security Principles may limit the amount of stock, assets and other property we pledge as Collateral from time to time and may result in different classes or series of First Lien Obligations having different security interests in our stock, assets and other property.

Principal, Maturity and Interest

The Issuers issued an aggregate principal amount of $1,500,000,000 of Senior Secured Notes. The Issuers may issue additional Senior Secured Notes, from time to time (“Additional Senior Secured Notes”). Any offering of Additional Senior Secured Notes is subject to the covenants described below under the caption “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Liens.” The Senior Secured Notes and any Additional Senior Secured Notes subsequently issued under the Senior Secured Notes Indenture will be treated as a single class for all purposes under the Senior Secured Notes Indenture, including waivers, amendments, redemptions and offers to purchase. Holders of Additional Senior Secured Notes actually issued will share equally and ratably in the Collateral with the holders of the Senior Secured Notes. Unless the context otherwise requires, for all purposes of the Senior Secured Notes Indenture and this “Description of the October 2010 Senior Secured Notes,” references to the Senior Secured Notes include any Additional Senior Secured Notes actually issued.

The Senior Secured Notes will mature on April 15, 2019. Each Senior Secured Note bears interest at 7.125% per annum, payable semi-annually in arrears to holders of record at the close of business on April 1 or October 1 immediately preceding the interest payment date on April 15 and October 15 of each year, commencing April 15, 2011. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

The Senior Secured Notes are issued only in fully registered form, without coupons, in minimum denominations of $100,000 and any integral multiple of $1,000 in excess thereof.

No service charge will be made for any registration of transfer or exchange of Senior Secured Notes, but the Issuers may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith. Principal of, premium, if any, and interest on the Senior Secured Notes will be payable, and the Senior Secured Notes may be exchanged or transferred, at the office or agency designated by the Issuers (which initially shall be the principal corporate trust office of the Paying Agent).

Paying Agent and Registrar for the Senior Secured Notes

The Issuers maintain a paying agent for the Senior Secured Notes in New York, NY. The Issuers have also undertaken under the Senior Secured Notes Indenture that they will ensure, to the extent practicable and permitted by law, that they maintain a paying agent in a European Union member state that will not be obliged to withhold or deduct tax pursuant to the European Union Directive 2003/48/EC regarding the taxation of savings income (the “Directive”) and currently intend to maintain a paying agent in London, England. The initial Paying Agent is The Bank of New York Mellon, in New York (the “Paying Agent”).

The Issuers also maintain one or more registrars (each, a “Registrar”) and a transfer agent in New York, NY. The initial Registrar is The Bank of New York Mellon. The initial transfer agent is The Bank of New York Mellon, in New York. The Registrar maintains a register outside the United Kingdom reflecting ownership of Definitive Registered Senior Secured Notes outstanding from time to time and the transfer agent in New York facilitates transfers of Definitive Registered Senior Secured Notes on behalf of the Issuers. The transfer agent shall perform the functions of a transfer agent.

The Issuers may change any Paying Agent, Registrar or transfer agent for the Senior Secured Notes without prior notice to the noteholders. BP I or any of its Subsidiaries may act as Paying Agent (other than with respect to Global Senior Secured Notes) or Registrar subject to the requirement to maintain a paying agent in a European Union member state that will not be obliged to withhold or deduct tax pursuant to the Directive.

Upon written request from the Luxembourg Issuer, the Registrar shall provide the Luxembourg Issuer with a copy of the register to enable it to maintain a register of the Senior Secured Notes at its registered office.

Optional Redemption

In addition to the optional redemption for taxation reasons, as described below, on or after October 15, 2014, the Issuers may redeem the Senior Secured Notes at their option, in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address (or otherwise delivered in accordance with applicable DTC procedures), at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on October 15 of the years set forth below. Without limiting the Issuers’ obligations under the Senior Secured Notes Indenture, the Issuers may provide in such notice that payment of the redemption price and the performance of the Issuers’ obligations with respect to such redemption may be performed by another Person.

Redemption
Period	Price

2014	103.563%
2015	101.781%
2016 and thereafter	100.000%

In addition, at any time and from time to time prior to October 15, 2014, the Issuers may redeem the Senior Secured Notes at their option, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address (or otherwise delivered in accordance with applicable DTC procedures), at a redemption price equal to 100% of the principal amount of the Senior Secured Notes redeemed plus the Applicable Premium (as calculated by the Issuers or on behalf of the Issuers by such person as the Issuers shall designate) as of, and accrued and unpaid interest and additional interest, if any, to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). Without limiting the Issuers’ obligations under the Senior Secured Notes Indenture, the Issuers may provide in such notice that payment of the redemption price and the performance of the Issuers’ obligations with respect to such redemption may be performed by another Person.

Notwithstanding the foregoing, at any time and from time to time prior to October 15, 2013, the Issuers may at their option redeem in the aggregate up to 35% of the original aggregate principal amount of the Senior Secured Notes (calculated after giving effect to any issuance of any Additional Senior Secured Notes) with the net cash proceeds of one or more Equity Offerings (1) by BP I or (2) any direct or indirect parent of BP I, in each case to the extent the net cash proceeds thereof are contributed to the common equity capital of BP I or any of its Subsidiaries or used to purchase Capital Stock (other than Disqualified Stock) of any such entity from it, at a redemption price (expressed as a percentage of principal amount thereof) of 107.125%, plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least 65% of the original aggregate principal amount of the Senior Secured Notes (calculated after giving effect to any issuance of any Additional Senior Secured Notes) remain outstanding after each such redemption; provided further, however, that such redemption shall occur within 90 days after the date on which any such Equity Offering is consummated upon not less than 30 nor more than 60 days’ notice mailed to each holder of Senior Secured Notes being redeemed and otherwise in accordance with the procedures set forth in the Senior Secured Notes Indenture.

Notice of any redemption upon any Equity Offering may be given prior to the completion thereof, and any such redemption or notice may, at the Issuers’ discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering. Without limiting the Issuers’ obligations under the Senior Secured Notes Indenture, the Issuers may provide in such notice that payment of the redemption price and the performance of the Issuers’ obligations with respect to such redemption may be performed by another Person.

Selection and Notice

If less than all of the Senior Secured Notes are to be redeemed or are required to be repurchased at any time, the Trustee will select Senior Secured Notes for redemption or repurchase on a pro rata basis, to the extent practicable and in compliance with the requirements of DTC and any stock exchange on which the applicable Senior Secured Notes are then admitted to trading; provided, however, that no Senior Secured Note of $100,000 in aggregate principal amount or less, or other than in an integral multiple of $1,000 in excess thereof, shall be redeemed in part.

If any Senior Secured Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. In the case of a Definitive Registered Senior Secured Note, a new Senior Secured Note in currency and in principal amount equal to the unredeemed portion of the original Senior Secured Note will be issued in the name of the secured noteholder thereof upon cancellation of the original Senior Secured Note. In the case of a Global Senior Secured Note, an appropriate notation will be made on such Senior Secured Note to decrease the principal amount thereof to an amount equal to the unredeemed portion thereof. Subject to the terms of the applicable redemption notice, Senior Secured Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Senior Secured Notes or portions of them called for redemption.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Issuers are not required to make any mandatory redemption or sinking fund payments with respect to the Senior Secured Notes. However, under certain circumstances, the Issuers may be required to offer to purchase Senior Secured Notes as described under the captions “— Change of Control” and “— Certain Covenants — Asset Sales.” We and our affiliates may at any time and from time to time purchase Senior Secured Notes in the open market or otherwise.

Redemption for Taxation Reasons

The Issuers may redeem the Senior Secured Notes, at their option, in whole, but not in part, at any time upon giving not less than 30 nor more than 60 days’ prior notice (which notice will be irrevocable) to the secured noteholders mailed by first-class mail to each holder’s registered address (or otherwise delivered in accordance with applicable DTC procedures) at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest and additional interest, if any, to the date fixed for redemption (a “Tax Redemption Date”) (subject to the right of secured noteholders of record on the relevant record date to receive interest due on the relevant interest payment date) and all Additional Amounts (as defined under “— Withholding Taxes” below), if any, then due or that will become due on the Tax Redemption Date as a result of the redemption or otherwise, if any, if the Issuers determine in good faith that, as a result of:

(1) any change in, or amendment to, the law or treaties (or any regulations, protocols or rulings promulgated thereunder) of a Relevant Taxing Jurisdiction (as defined under “— Withholding Taxes” below) affecting taxation; or

(2) any change in official position regarding the application, administration or interpretation of such laws, treaties, protocols, regulations or rulings (including a holding, judgment or order by a government agency or court of competent jurisdiction) (each of the foregoing in clauses (1) and (2), a “Change in Tax Law”), any Payor (as defined under “— Withholding Taxes” below), with respect to the Senior Secured Notes or a Senior Secured Note Guarantee is, or on the next date on which any amount would be payable in respect of the Senior Secured Notes would be, required to pay any Additional Amounts, and such obligation cannot be avoided by taking reasonable measures available to such Payor (including the appointment of a new Paying Agent or, where such payment would be reasonable, the payment through another Payor); provided that no Payor shall be required to take any measures that in the Issuers’ good-faith determination would result in the imposition on such person of any legal or regulatory burden or the incurrence by such person of additional costs, or would otherwise result in any adverse consequences to such person.

In the case of any Payor, the Change in Tax Law must be announced or become effective on or after the date of the Offering Circular. Notwithstanding the foregoing, no such notice of redemption will be given earlier than 90 days prior to the earliest date on which the Payor would be obliged to make such payment of Additional Amounts. Prior to the publication, mailing or delivery of any notice of redemption of the Senior Secured Notes pursuant to the foregoing, the Issuers will deliver to the Trustee (a) an Officers’ Certificate stating that they are entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to their right so to redeem have been satisfied and (b) an opinion of an independent tax counsel of recognized standing to the effect that the Payor would be obligated to pay Additional Amounts as a result of a Change in Tax Law. The Trustee will accept such Officers’ Certificate and opinion as sufficient evidence of the satisfaction of the conditions precedent described above, in which event it will be conclusive and binding on the secured noteholders.

Subject to the terms of the applicable redemption notice, Senior Secured Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Senior Secured Notes or portions of them called for redemption.

The foregoing provisions will apply mutatis mutandis to the laws and official positions of any jurisdiction in which any successor to a Payor is organized or otherwise considered to be a resident for tax purposes or any political subdivision or taxing authority or agency thereof or therein. The foregoing provisions will survive any termination, defeasance or discharge of the Senior Secured Notes Indenture.

Withholding Taxes

All payments made by any Issuer or any Senior Secured Note Guarantor or any successor in interest to any of the foregoing (each, a “Payor”) on or with respect to the Senior Secured Notes or any Senior Secured Note Guarantee will be made without withholding or deduction for, or on account of, any Taxes unless such withholding or deduction is required by law; provided, however, that a Payor, in any case, may withhold from any interest payment made on the Senior Secured Notes to or for the benefit of any person who is not a “United States person,” as such term is defined for U.S. federal income tax purposes, U.S. federal withholding tax, and pay such withheld amounts to the Internal Revenue Service, unless such person provides documentation to such Payor such that an exemption from U.S. federal withholding tax would apply to such payment if interest on the Senior Secured Notes were treated as income from sources within the U.S. for U.S. federal income tax purposes. If any deduction or withholding for, or on account of, any Taxes imposed or levied by or on behalf of:

(1) any jurisdiction (other than the United States or any political subdivision or governmental authority thereof or therein having power to tax) from or through which payment on the Senior Secured Notes or any Senior Secured Note Guarantee is made by such Payor, or any political subdivision or governmental authority thereof or therein having the power to tax; or

(2) any other jurisdiction (other than the United States or any political subdivision or governmental authority thereof or therein having the power to tax) in which a Payor that actually makes a payment on the Senior Secured Notes or its Senior Secured Note Guarantee is organized or otherwise considered to be a resident for tax purposes, or any political subdivision or governmental authority thereof or therein having the power to tax,

(each of clause (1) and (2), a “Relevant Taxing Jurisdiction”), will at any time be required from any payments made with respect to the Senior Secured Notes or any Senior Secured Note Guarantee, including payments of principal, redemption price, interest or premium, if any, the Payor will pay (together with such payments) such additional amounts (the “Additional Amounts”) as may be necessary in order that the net amounts received in respect of such payments by the secured noteholders or the Trustee, as the case may be, after such withholding or deduction (including any such deduction or withholding from such Additional Amounts), will not be less than the amounts that would have been received in respect of such payments on the Senior Secured Notes or the Senior Secured Note Guarantees in the absence of such withholding or deduction; provided, however, that no such Additional Amounts will be payable for or on account of:

(1) any Taxes that would not have been so imposed or levied but for the existence of any present or former connection between the relevant secured noteholder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, the relevant secured noteholder, if such secured noteholder is an estate, nominee, trust, partnership, limited liability company or corporation) and the Relevant Taxing Jurisdiction (including being a citizen or resident or national of, or carrying on a business or maintaining a permanent establishment in, or being physically present in, the Relevant Taxing Jurisdiction) but excluding, in each case, any connection arising solely from the acquisition, ownership or holding of such Senior Secured Note, the receipt of any payment in respect thereof or the perfection or enforcement of any security interest related to the Senior Secured Notes;

(2) any Taxes that would not have been so imposed or levied if the holder of the Senior Secured Note had complied with a reasonable request in writing of the Payor (such request being made at a time that would enable such holder acting reasonably to comply with that request) to make a declaration of nonresidence or any other claim or filing or satisfy any certification, information or reporting requirement for exemption from, or reduction in the rate of, withholding to which it is entitled (provided that such declaration of nonresidence or other claim, filing or requirement is required by the applicable law, treaty, regulation or administrative practice of the Relevant Taxing Jurisdiction as a precondition to exemption from the requirement to deduct or withhold all or a part of any such Taxes);

(3) any Taxes that are payable otherwise than by withholding from a payment of the principal of, premium, if any, or interest under the Senior Secured Notes or any Senior Secured Note Guarantee;

(4) any estate, inheritance, gift, sales, excise, transfer, personal property or similar tax, assessment or other governmental charge;

(5) any Taxes that are required to be deducted or withheld on a payment pursuant to the Directive or any law implementing, or introduced in order to conform to, the Directive;

(6) except in the case of the liquidation, dissolution or winding up of the Payor, any Taxes imposed in connection with a Senior Secured Note presented for payment by or on behalf of a secured noteholder or beneficial owner who would have been able to avoid such Tax by presenting the relevant Senior Secured Note to, or otherwise accepting payment from, another paying agent in a member state of the European Union; or

(7) any combination of the above.

Such Additional Amounts will also not be payable (x) if the payment could have been made without such deduction or withholding if the beneficiary of the payment had presented the Senior Secured Note for payment (where presentation is required) within 30 days after the relevant payment was first made available for payment to the secured noteholder or (y) where, had the beneficial owner of the Senior Secured Note been the holder of the Senior Secured Note, such beneficial owner would not have been entitled to payment of Additional Amounts by reason of any of clauses (1) to (7) inclusive above.

The Payor will (i) make any required withholding or deduction and (ii) remit the full amount deducted or withheld to the relevant taxing authority of the Relevant Taxing Jurisdiction in accordance with applicable law.

Upon request, the Payor will use all reasonable efforts to obtain certified copies of tax receipts evidencing the payment of any Taxes so deducted or withheld from each relevant taxing authority of each Relevant Taxing Jurisdiction imposing such Taxes and will provide such certified copies to the Trustee. If, notwithstanding the efforts of such Payor to obtain such receipts, the same are not obtainable, such Payor will provide the Trustee with other evidence reasonably satisfactory to the applicable Holder.

If any Payor will be obligated to pay Additional Amounts under or with respect to any payment made on the Senior Secured Notes, at least 30 days prior to the date of such payment, the Payor will deliver to the Trustee an Officers’ Certificate stating the fact that Additional Amounts will be payable and the amount so payable and such other information necessary to enable the Paying Agent to pay Additional Amounts to secured noteholders on the relevant payment date (unless such obligation to pay Additional Amounts arises less than 45 days prior to the relevant payment date, in which case the Payor shall deliver such Officers’ Certificate and such other information as promptly as practicable after the date that is 30 days prior to the payment date, but no less than five (5) Business Days prior thereto, and otherwise in accordance with the requirements of DTC).

Wherever in the Senior Secured Notes Indenture, the Senior Secured Notes, any Senior Secured Note Guarantee or this “Description of the October 2010 Senior Secured Notes” there is mentioned, in any context:

(1) the payment of principal,

(2) redemption prices or purchase prices in connection with a redemption or purchase of Senior Secured Notes,

(3) interest, or

(4) any other amount payable on or with respect to any of the Senior Secured Notes or any Senior Secured Note Guarantee,

such reference shall be deemed to include payment of Additional Amounts as described under this heading to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The Payor will pay any present or future stamp, court or documentary Taxes, or any other excise, property or similar Taxes, charges or levies that arise in any jurisdiction from the execution, delivery, registration or enforcement of any Senior Secured Notes, the Senior Secured Notes Indenture, or any other document or instrument in relation thereto (other than a transfer of the Senior Secured Notes) excluding any such Taxes, charges or similar levies imposed by any jurisdiction that is not a Relevant Taxing Jurisdiction, and the Payor agrees to indemnify the secured noteholders and the Trustee for any such Taxes paid by such noteholders. The foregoing obligations will survive any termination, defeasance or discharge of the Senior Secured Notes Indenture and will apply mutatis mutandis to any jurisdiction in which any successor to a

Payor is organized or otherwise considered to be a resident for Tax purposes or any political subdivision or taxing authority or agency thereof or therein.

Agreed Tax Treatment

The Issuers agree, and by acquiring an interest in the Senior Secured Notes each beneficial owner of a Senior Secured Note agrees to treat for U.S. federal income tax purposes the Senior Secured Notes as debt of the sole owner of the US Issuer I and interest payments on the Senior Secured Notes as U.S. source interest; provided, however, that this agreement shall cease to apply if the Issuers (i) determine, after taking action that is permissible under the Senior Secured Notes Indenture, that the aforementioned allocation of debt and interest payments is no longer accurate as a result of the changed circumstances, and (ii) promptly notify holders of such determination by sending first-class mail to each holder’s registered address (or otherwise completing delivery in accordance with applicable DTC procedures). Notwithstanding the foregoing, any Issuer or any other Payor may withhold from any interest payment made on any Senior Secured Note to or for the benefit of any person who is not a “United States person,” as such term is defined for U.S. federal income tax purposes, U.S. federal withholding tax, and pay such withheld amounts to the Internal Revenue Service, unless such person provides documentation to such Issuer or other Payor such that an exemption from U.S. federal withholding tax would apply to such payment if interest on such Senior Secured Note were treated as income from sources within the U.S. for U.S. federal income tax purposes.

Ranking

The indebtedness evidenced by the Senior Secured Notes is Senior Indebtedness of the Issuers, is equal in right of payment to all existing and future Senior Indebtedness of the Issuers, has the benefit of a security interest in the Collateral as described under “— Security” and is senior in right of payment to all existing and future Subordinated Indebtedness of the Issuers (including the guarantee of the 2007 Senior Notes and the 2007 Senior Subordinated Notes by each Issuer).

The Indebtedness evidenced by the Senior Secured Note Guarantees is Senior Indebtedness of each Senior Secured Note Guarantor, is equal in right of payment to all existing and future Senior Indebtedness of such Senior Secured Note Guarantor, has the benefit of a security interest in the Collateral as described under “— Security” and is senior in right of payment to all existing and future Subordinated Indebtedness of such Senior Secured Note Guarantor, including such Senior Secured Note Guarantor’s obligations with respect to the 2007 Senior Notes and the 2007 Senior Subordinated Notes. BP II, the issuer of the 2007 Senior Notes and the 2007 Senior Subordinated Notes, has not guaranteed and will not guarantee the Senior Secured Notes.

See “— Security” for a description of the Collateral and the lien priority with respect thereto.

At December 31, 2011, on a pro forma basis after giving effect to the 2012 Refinancing Transactions (as defined in “The Transactions”):

(1) RGHL and its Subsidiaries had an aggregate principal amount of $11,518 million of Indebtedness secured by any Lien outstanding. RGHL and its Subsidiaries would have had $35 million and €63 million of availability under the revolving credit facility under the Senior Secured Credit Facilities and the ability to incur up to €62 million of Secured Indebtedness under Local Facilities;

(2) RGHL and its Subsidiaries had an aggregate principal amount of $10,974 million of First Lien Obligations that share a pari passu lien in the Collateral with the Senior Secured Notes (excluding letters of credit which have been issued, but not drawn upon, $35 million and €63 million of availability under the revolving credit facility under the Senior Secured Credit Facilities and the ability to incur up to €62 million of Secured Indebtedness under Local Facilities); and

(3) RGHL and its Subsidiaries had an aggregate principal amount of $17,516 million of unsubordinated Indebtedness outstanding (whether secured or unsecured) consisting of amounts outstanding under the Senior Secured Credit Facilities, the Senior Secured Notes (including the Senior Secured Note Guarantees with respect thereto), the Senior Notes (including the Senior Note Guarantees with respect thereto), the February 2012 Notes (including the guarantees thereto), the August 2011 Senior

Secured Notes (including the guarantees thereto), the August 2011 Senior Notes (including the guarantees thereto), the February 2011 Senior Secured Notes (including the guarantees with respect thereto), the February 2011 Senior Notes (including the guarantees with respect thereto), the October 2010 Senior Secured Notes (including the guarantees with respect thereto), the October 2010 Senior Notes (including the guarantees with respect thereto), the May 2010 Notes (including the guarantees with respect thereto), the 2009 Notes (including the guarantees with respect thereto) and the 2007 Senior Notes (but not including the guarantees with respect thereto), Pactiv’s outstanding indebtedness, the Local Facilities and certain other local overdraft and local working capital facilities.

In addition, at December 31, 2011, on a pro forma basis after giving effect to the 2012 Refinancing Transactions, RGHL and its Subsidiaries had an aggregate of $1,189 million of Subordinated Indebtedness outstanding consisting of the 2007 Senior Subordinated Notes (including the guarantees with respect thereto) and the guarantees of the 2007 Senior Notes. In addition, RGHL and its Subsidiaries had $25 million of indebtedness outstanding under Local Facilities.

Although the Senior Secured Notes Indenture limits the Incurrence of Indebtedness by BP I, BP II and any Restricted Subsidiaries and the issuance of Disqualified Stock and Preferred Stock by the Issuers and any other Restricted Subsidiaries, such limitation is subject to a number of significant qualifications and exceptions. Under certain circumstances, BP II and BP I and their respective Subsidiaries (including the Issuers) may be able to Incur substantial amounts of additional Indebtedness. Such Indebtedness may be Secured Indebtedness that has a prior or pari passu claim to the Senior Secured Notes on the Collateral or a claim on assets not constituting Collateral. The covenants do not limit the amount of Indebtedness that RGHL may incur. See “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Liens.”

The U.S. Issuer I is a finance company with no operations of its own, and its only material assets are the US Proceeds Loans. The U.S. Issuer II is a finance company with no operations of its own, and no material assets. The Luxembourg Issuer is a finance company with no operations of its own, and its only material assets are the Luxembourg Proceeds Loans. Substantially all of the operations of RGHL are conducted through RGHL’s Subsidiaries. Unless a Subsidiary is a Senior Secured Note Guarantor or one of the Issuers, claims of creditors of such Subsidiary, including trade creditors, and claims of preferred stockholders (if any) of such Subsidiary generally will have priority with respect to the assets and earnings of such Subsidiary over the claims of creditors of the Senior Secured Note Guarantors, including holders of the Senior Secured Notes. The Senior Secured Notes, therefore, are effectively subordinated to creditors (including trade creditors) and preferred stockholders (if any) of Subsidiaries of RGHL that are not one of the Issuers or the Senior Secured Note Guarantors (including BP II, which is a finance company). As of December 31, 2011, our various subsidiaries that are not one of the Issuers, the issuer of the 2007 Notes, or Senior Secured Note Guarantors had no more than approximately $10 million of long-term debt (on a consolidated basis and excluding intercompany loan transactions) and $1,577 million of total assets. See “Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — Not all of our subsidiaries guarantee the notes, and the notes and the guarantees of the notes will be structurally subordinated to all of the claims of creditors of those non-guarantor subsidiaries.”

Senior Secured Note Guarantees

Each of the Senior Secured Note Guarantors jointly and severally, irrevocably and unconditionally guarantees on a senior basis the performance and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of the Issuers under the Senior Secured Notes Indenture and the Senior Secured Notes, whether for payment of principal of, premium, if any, or interest on the Senior Secured Notes, expenses, indemnification or otherwise (all such obligations guaranteed by such Senior Secured Note Guarantors and by any of RGHL’s Subsidiaries that subsequently become Senior Secured Note Guarantors being herein called the “Guaranteed Obligations”), subject to limitations imposed by applicable local law and certain other limitations imposed by the terms of such guarantees; provided, however, that in no event shall a US Controlled Foreign Subsidiary be required to guarantee the Guaranteed Obligations. The entities that are Senior Secured Note Guarantors include entities organized in the following jurisdictions: Australia, Austria,

Brazil, British Virgin Islands, Canada, Costa Rica, Germany, Guernsey, Hong Kong, Hungary, Japan, Luxembourg, Mexico, the Netherlands, New Zealand, Switzerland, the United States and the United Kingdom. The Senior Secured Note Guarantees are subject to a variety of local laws that may limit or void the Senior Secured Note Guarantees and any security interest with respect thereto and certain other limits imposed under the terms of such Senior Secured Note Guarantees. In some jurisdictions, such as, for example, Japan, Costa Rica and Australia although our subsidiaries in those jurisdictions are Senior Secured Note Guarantors, they will not pledge any of their assets as Collateral for the Senior Secured Notes pursuant to the Agreed Security Principles. This may be the case even if they pledge some or all of their assets as collateral for the Senior Secured Credit Facilities. For a description of such limitations and the risks associated with the Senior Secured Note Guarantees and Collateral, see

•	“Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — Fraudulent conveyance laws and other limitations on the enforceability of the notes, the guarantees and, as applicable, the related security, may adversely affect the validity and enforceability of the notes, the guarantees and, as applicable, the related security;”

•	“Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — Insolvency laws could limit your ability to enforce your rights under the notes, the guarantees and, in the case of the senior secured notes, the security;”

•	“Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — Enforcing your rights as a holder of the notes or under the guarantees, or with respect to the senior secured notes, the security, across multiple jurisdictions may be difficult;”

•	“Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — You may be unable to enforce judgments obtained in the United States and foreign courts against us, certain of the guarantors or our or their respective directors and executive officers;”

•	“Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — Non-U.S. subsidiaries of our U.S. subsidiaries have not and will not guarantee the notes and the notes have only been secured by a limited pledge of certain of such foreign subsidiaries’ capital stock, with no pledge of the assets of any non-U.S. subsidiaries of our U.S. subsidiaries;” and

•	“Certain Insolvency and Other Local Law Considerations.”

Such Senior Secured Note Guarantors have agreed, and any of RGHL’s Subsidiaries that subsequently become Senior Secured Note Guarantors will agree, to pay, subject to limitations imposed by applicable local law and certain other limitations, in addition to the amount stated above, any and all expenses (including reasonable counsel fees and expenses) incurred by the Trustee, the Collateral Agent or the holders in enforcing any rights under the Senior Secured Note Guarantees and the Security Documents. The Senior Secured Notes and the Senior Secured Note Guarantees of a Senior Secured Note Guarantor constitute “Designated Senior Indebtedness” of the Issuers and such Senior Secured Note Guarantor for purposes of the 2007 Senior Note Indenture and the 2007 Senior Subordinated Note Indenture and “Senior Liabilities” for the purposes of the 2007 Intercreditor Agreement. For a description of the Collateral and lien priority and intercreditor agreements, see “— Security” below.

Any future guarantor of the Senior Secured Credit Facilities, any other Credit Agreement or Public Debt of BP I, BP II or their respective Subsidiaries are only required to provide Senior Secured Note Guarantees as required by the covenant under “— Certain Covenants — Future Senior Secured Note Guarantors.” The obligation to provide Senior Secured Note Guarantees for the benefit of the Senior Secured Notes in the future is subject to the Agreed Security Principles. Accordingly, in the future, other Indebtedness, including the Senior Secured Credit Facilities, the February 2012 Notes, the August 2011 Notes, the February 2011 Notes, the Senior Notes, the May 2010 Notes, the 2009 Notes, the 2007 Senior Notes and the 2007 Senior Subordinated Notes could have the benefit of guarantees that are not also provided in favor of the Senior Secured Notes. See “— Ranking.”

Each Senior Secured Note Guarantee is a continuing guarantee and shall, subject to the next paragraph:

(1) remain in full force and effect until payment in full of all the Guaranteed Obligations;

(2) be binding upon each such Senior Secured Note Guarantor and its successors; and

(3) inure to the benefit of and be enforceable by the Trustee, the holders and their successors, transferees and assigns.

Release of Senior Secured Note Guarantees

Subject to the First Lien Intercreditor Agreement and the 2007 Intercreditor Agreement, a Senior Secured Note Guarantee of a Senior Secured Note Guarantor will be automatically released upon (a) receipt by the Trustee of a notification from BP I that such Senior Secured Note Guarantee be released and (b) the occurrence of any of the following:

(1) the consummation of any transaction permitted by the Senior Secured Notes Indenture as a result of which such Senior Secured Note Guarantor ceases to be a Restricted Subsidiary;

(2) the release or discharge of the guarantee or other obligation by such Senior Secured Note Guarantor (other than RGHL) of the Senior Secured Credit Facilities or such other guarantee or other obligation that resulted in the creation of such Senior Secured Note Guarantee, except a release or discharge by or as a result of payment under such guarantee;

(3) BP I designating such Senior Secured Note Guarantor to be an Unrestricted Subsidiary in accordance with the covenants described under “— Certain Covenants — Limitation on Restricted Payments” and the definition of “Unrestricted Subsidiary;”

(4) the Issuers’ exercise of their legal defeasance option or covenant defeasance option as described under “— Defeasance,” or if the Issuers’ obligations under the Senior Secured Notes Indenture are discharged in accordance with the terms of the Senior Secured Notes Indenture; or

(5) the transfer or sale of the equity interests of such Senior Secured Note Guarantor pursuant to an enforcement action, in accordance with the terms of the First Lien Intercreditor Agreement.

The Senior Secured Note Guarantor will be required to deliver to the Trustee an Officers’ Certificate stating that all conditions precedent provided for in the Senior Secured Notes Indenture relating to the release have been complied with. A Senior Secured Note Guarantee of a Senior Secured Note Guarantor also will be released as provided under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets.”
Upon any occurrence specified in the two preceding paragraphs, the Trustee shall, at the instruction of and at the cost of the Issuers, execute any documents reasonably requested of it to evidence such release.

Addition of Senior Secured Note Guarantors

Under certain circumstances and subject to the Agreed Security Principles, additional Restricted Subsidiaries may be added as Senior Secured Note Guarantors (see “— Certain Covenants — Future Senior Secured Note Guarantors”).

Security

General

The Senior Secured Notes and the Senior Secured Note Guarantees, with certain exceptions, have the benefit of Liens in the Collateral, which consist of first priority security interests shared with the other First Lien Obligations, including the Senior Secured Credit Facilities, the August 2011 Senior Secured Notes, the February 2011 Senior Secured Notes and the 2009 Notes (subject to Permitted Liens, which may rank ahead of the first priority security interests for the benefit of the Senior Secured Notes, and the exceptions described below), in the Collateral; provided, however, that in no event shall more than 65% of the total outstanding voting Equity Interests, or any of the assets, of any US Controlled Foreign Subsidiary be required to be pledged.. The Issuers and RGHL together with the Trustee will be responsible for implementing the security arrangements for the Senior Secured Notes and such arrangements may not be implemented in a timely manner or at all.

The Collateral consists of (i) 100% of the Capital Stock of certain existing and future, direct and indirect, wholly owned Subsidiaries of RGHL, the Issuers and the Senior Secured Note Guarantors (subject to the limitations described under “— Limitations on Stock Collateral” and certain other limitations, including as described in the Agreed Security Principles) and (ii) certain assets of the Issuers and certain of the Senior Secured Note Guarantors located in Austria, Brazil, British Virgin Islands, Canada, Germany, Guernsey, Hong Kong, Hungary, Luxembourg, Mexico, the Netherlands, New Zealand, Switzerland, the United States and the United Kingdom.

The Collateral does not comprise all of the assets of the Issuers or the Senior Secured Note Guarantors and is further limited to the extent set forth in the Agreed Security Principles. Among other exclusions from the Collateral, including pursuant to the Agreed Security Principles:

•	Security will not be provided by non-wholly owned Subsidiaries;

•	Security will be limited to the extent deemed necessary to comply with legal limitations, avoid significant tax disadvantages, comply with certain third party arrangements, satisfy fiduciary duties of directors and minimize fees, taxes and duties;

•	Security will not be provided over assets with values lower than certain agreed materiality thresholds, including a €5 million threshold for real property, a €250,000 threshold for manufacturing equipment in some jurisdictions and a €1 million threshold for certain intellectual property;

•	Security will not be provided to the extent it would have a material adverse effect on the ability of the relevant Issuer or Senior Secured Note Guarantor to conduct business in the ordinary course; and

•	Security will not be provided over Pactiv’s “Principal Manufacturing Properties” (as defined in the Pactiv Base Indenture) to the extent not required to be pledged under the Senior Secured Credit Facilities.

We estimate that the assets of Reynolds Group Holdings Limited and its subsidiaries that are part of the Collateral securing the Senior Secured Notes have a book value greater than the amount of our outstanding secured indebtedness, which totaled $10,353 million, as of December 31, 2011 and measured in accordance with IFRS. Much of the Collateral is, and is expected to continue to be, illiquid, both by its nature and as a result of local limitations relating to enforcement (see “Certain Insolvency and Other Local Law Considerations”). Accordingly, there can be no assurance that the Collateral will be able to be sold in a short period of time or at all or that its value will exceed the amount of Indebtedness it secures, including the Senior Secured Notes.

There are other potential impediments to Holders realizing upon the full value of the Collateral. See “Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes.” Among the potential impediments described in such risk factors are risks relating to enforcement of the security interests in jurisdictions outside of the United States, risks relating to dilution of the Collateral by other secured creditors, including the Senior Secured Credit Facilities, the holders of the 2009 Notes, the February 2011 Senior Secured Notes, the August 2011 Senior Secured Notes, and any future permitted secured Indebtedness, risks relating to the use of a Collateral Agent for purposes of securing and enforcing upon the Collateral, risks relating to control of the Collateral Agent by the administrative agent under the Senior Secured Credit Facilities or the representatives of the holders of the 2009 Notes, holders of the February 2011 Senior Secured Notes or the holders of the August 2011 Senior Secured Notes, as the case may be, and not by the Trustee or the Holders and risks relating to the fact that the security interests in respect of the Senior Secured Notes will, in certain cases, be relying on the First Lien Intercreditor Agreement to achieve first priority pari passu ranking.

Subject to certain conditions, including compliance with the covenants described under “— Certain Covenants — Impairment of Security Interest” and “— Certain Covenants — Liens,” the Senior Secured Note

Guarantors and the Issuers are permitted to pledge the Collateral in connection with certain future Incurrences of Indebtedness, including any Additional Senior Secured Notes, or certain Indebtedness of the Issuers or Indebtedness of the Senior Secured Note Guarantors, in each case as permitted under the Senior Secured Indenture. This may make the Collateral less valuable for the holders of the Senior Secured Notes.

Except as limited by “— Certain Covenants — Impairment of Security Interest,” the Issuers and the Senior Secured Note Guarantors may take actions that would result in diminishing (possibly to zero) the value or existence of the Collateral. In the future, additional assets may be pledged by us to secure debt under the Senior Secured Credit Facilities, the 2009 Notes, the February 2011 Senior Secured Notes, the August 2011 Senior Secured Notes, a Credit Agreement or other Public Debt but may not be pledged to secure the Senior Secured Notes. The book value of our assets may not be indicative of the fair market value of such assets, which could be substantially lower. In addition, a substantial portion of our assets will not constitute Collateral for the Senior Secured Notes in any form. Accordingly, the value of the Collateral could be substantially less than the aggregate principal amount of our First Lien Obligations, including the Senior Secured Notes, the 2009 Notes, the February 2011 Senior Secured Notes, the August 2011 Senior Secured Notes, the Senior Secured Credit Facilities and other Secured Indebtedness.

Accordingly, holders of the Senior Secured Notes have the benefit of a security interest in only a portion of the value of the Collateral expected to secure the Senior Secured Notes. In addition, certain of the stock and assets pledged by the Senior Secured Note Guarantors in some jurisdictions have been pledged on a priority basis to secure the obligations to the lenders under certain local working capital facilities. See “— Certain Covenants — Future Collateral” for a description of our obligations with respect to assets acquired by us. The Issuers and the Senior Secured Note Guarantors will not be required to implement any such security arrangements or enter into Security Documents with respect to Collateral owned or acquired by us, if, in the good faith determination of BP I, doing so would, or would result in a material risk of, conflict with the fiduciary duties of their directors or contravene any legal prohibition or, in the good faith determination of BP I, result in, or in a material risk of, personal or criminal liability on the part of any officer, director or shareholder of BP I, BP II or any of their respective parents or subsidiaries, or if, in the good faith determination of BP I, it would be inconsistent with the Agreed Security Principles; provided, however, that the relevant Issuer or the relevant Senior Secured Note Guarantor must use commercially reasonable efforts to overcome any such obstacle. Under the commercially reasonable efforts standard, perfection of the security interests will not be required if, in the good faith determination of BP I, it would have a material adverse effect on the ability of any of the Issuers or the relevant Senior Secured Note Guarantor to conduct its operations and business in the ordinary course or if, in the good faith determination of BP I, it would be inconsistent with the Agreed Security Principles. If the Issuers and the Senior Secured Note Guarantors do not implement such security arrangements for the benefit of the Senior Secured Notes (other than in circumstances in accordance with the Agreed Security Principles or as described under “— Limitation on Stock Collateral” below), they will be prohibited from implementing security arrangements with respect to the Senior Secured Credit Facilities, the 2009 Notes, the February 2011 Senior Secured Notes, the August 2011 Senior Secured Notes, Public Debt or other Indebtedness except, in the case of such other Indebtedness, for Permitted Liens.

The aggregate amount of the obligations secured by the Collateral may, subject to the limitations set forth in the Indenture, be increased. A portion of the obligations secured by the Collateral consists or may consist of Indebtedness that is revolving in nature, and the amount thereof that may be outstanding at any time or from time to time may be increased or reduced and subsequently reborrowed and such obligations may, subject to the limitations set forth in the Indenture, be increased, extended, renewed, replaced, restated, supplemented, restructured, repaid, refunded, refinanced or otherwise amended or modified from time to time, all without affecting the provisions of the First Lien Intercreditor Agreement defining the relative rights of the parties thereto.

The Issuers and the Senior Secured Note Guarantors will be able to incur additional First Lien Obligations in the future that could share in the Collateral, including Indebtedness secured by a Permitted Lien that may be prior to, or pari passu with, Liens securing the Senior Secured Notes. In addition, we may Incur Indebtedness secured by a Permitted Lien over assets that are not part of the Collateral, and the amount thereof could be significant. The amount of Secured Indebtedness secured with priority over, or on an equal and ratable basis with, Liens securing the Senior Secured Notes will be limited by the covenant disclosed under “— Certain Covenants — Liens,” and the amount of all such additional indebtedness will be limited by the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuances of Disqualified Stock and Preferred Stock.” Under certain circumstances the amount of Indebtedness and other obligations that benefit from prior ranking security interests or that shares equally and ratably in the Collateral could be significant.

Subject to the terms of the Security Documents, the Issuers and the Senior Secured Note Guarantors will have the right to remain in possession and retain exclusive control of the Collateral securing the Senior Secured Notes, to freely operate the Collateral and to collect, invest and dispose of any income therefrom. See “Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — Rights of holders of the senior secured notes may be adversely affected by bankruptcy proceedings in the United States.”

Limitations on Stock Collateral

The Capital Stock and securities of any Restricted Subsidiary (other than BP I, for which we will provide separate financial statements) will constitute Collateral only to the extent that the securing of the Senior Secured Notes with such Capital Stock and securities would not require such Senior Secured Note Guarantor to file separate financial statements with the SEC under Rule 3-16 of Regulation S-X under the Securities Act. In the event that Rule 3-16 of Regulation S-X under the Securities Act requires or is amended, modified or interpreted by the SEC to require (or is replaced with another rule or regulation that would require) the filing with the SEC of separate financial statements of any Restricted Subsidiary (other than BP I) due to the fact that such Restricted Subsidiary’s Capital Stock and securities secure the Senior Secured Notes or any Senior Secured Note Guarantee, then the Capital Stock and securities of such Restricted Subsidiary shall automatically be deemed not to be part of the Collateral (but only to the extent necessary for such Restricted Subsidiary to not be subject to such requirement to provide separate financial statements) and such excluded portion of the Capital Stock and securities is referred to as the “Excluded Stock Collateral.” In such event, the Security Documents may be amended, modified or supplemented, without the consent of any Holder, to the extent necessary to release the security interests on the Excluded Stock Collateral.

In the event that Rule 3-16 of Regulation S-X under the Securities Act is amended, modified or interpreted by the SEC to permit (or is replaced with another rule or regulation that would permit) any Restricted Subsidiary’s Excluded Stock Collateral to secure the Senior Secured Notes in excess of the amount then pledged without the filing with the SEC of separate financial statements of such Senior Secured Note Guarantor, then the Capital Stock and securities of such Restricted Subsidiary shall automatically be deemed to be a part of the Collateral (but only to the extent possible without such Restricted Subsidiary becoming subject to any such filing requirement). In such event, the Security Documents may be amended or modified, without the consent of any Holder, to the extent necessary to subject to the Liens under the Security Documents such additional Capital Stock and securities.

In accordance with the limitations set forth in the two immediately preceding paragraphs, on the date that Rule 3-16 of Regulation S-X becomes applicable to the Senior Secured Notes, other than with respect to BP I, whose shares of Capital Stock will be part of the Collateral without regard to the limits described above, the Collateral will include shares of Capital Stock of the Restricted Subsidiaries only to the extent that the applicable value of such Capital Stock (on an entity-by-entity basis) is less than 20% of the aggregate principal amount of the outstanding Senior Secured Notes. Certain of the Senior Secured Note Guarantors have Capital Stock valued at or in excess of 20% of the aggregate principal amount of the outstanding Senior Secured Notes; accordingly if Rule 3-16 of Regulation S-X under the Securities Act was applicable to the Senior Secured Notes on such date, each such Senior Secured Note Guarantor’s pledge of such stock as Collateral would be deemed to be limited to stock with a value that is less than 20% of the aggregate principal amount of the outstanding Senior Secured Notes pursuant to these provisions. In the event that Rule 3-16 of Regulation S-X becomes applicable to the Senior Secured Notes, we anticipate that the Capital Stock of multiple subsidiaries of ours organized in various jurisdictions will be subject to such limitations. If, at any time after Rule 3-16 of Regulation S-X becomes applicable to the Senior Secured Notes, the applicable value of the Capital Stock of any Senior Secured Note Guarantor is equal to or exceeds 20% of the aggregate principal amount of the Senior Secured Notes outstanding, the pledge of such Senior Secured Note Guarantor’s Capital Stock shall automatically be deemed to be limited to stock with a value that is less than 20% of the aggregate principal amount of the outstanding Senior Secured Notes. If, at any time after the date Rule 3-16 of Regulation S-X becomes applicable to the Senior Secured Notes, the applicable value of 100% of the Capital Stock of any Senior Secured Note Guarantor becomes less than 20% of the aggregate principal amount of the Senior Secured Notes outstanding and the pledge of such Capital Stock has been deemed limited in accordance with this paragraph prior to such date, the pledge of such Senior Secured Note Guarantor’s Capital Stock shall automatically be deemed to be 100% of its Capital Stock. Accordingly, the portion of the Capital Stock of the Issuers or the Senior Secured Note Guarantors constituting Collateral may decrease or increase as described above. We conduct substantially all of our business through our subsidiaries, many of which have capital stock with a value in excess of 20% of the aggregate principal amount of the Senior Secured Notes. Accordingly, the pledge of stock and securities with respect to each such subsidiary will be limited in value to less than 20% of the aggregate principal amount of the Senior Secured Notes.

In certain circumstances, the pledges by certain entities of intercompany proceeds loans to which they are a party, including the pledge of the Luxembourg Proceeds Loans by the holders thereof and the pledge of the US Proceeds Loans by the holders thereof could be viewed as a pledge of a security by such entity. Accordingly, such entities’ pledge of such proceeds loans could be limited to 20% of the value of the proceeds loans, in accordance with the foregoing paragraphs.

Brief Summary of Security Documents and Intercreditor Agreements

The Issuers, the Senior Secured Note Guarantors, and the Collateral Agent (or agents thereof) have entered into multiple agreements or other instruments defining the terms of the security interests that secure the Senior Secured Notes and the Senior Secured Note Guarantees. Those agreements or other instruments pursuant to which security interests in the Collateral are granted to secure the Senior Secured Notes or the Senior Secured Note Guarantees from time to time are referred to as the “Security Documents.” The security interests secure the payment and performance when due of the Obligations of the Issuers and the Senior Secured Note Guarantors under the Senior Secured Notes, the Senior Secured Notes Indenture, the Senior Secured Note Guarantees and the Security Documents, as provided in the Security Documents. Since the Holders are not parties to the Security Documents, the First Lien Intercreditor Agreement or the 2007 Intercreditor Agreement, Holders may not, individually or collectively, take any direct action to enforce any rights in their favor under the Security Documents, the First Lien Intercreditor Agreement or the 2007 Intercreditor Agreement. The Holders may only act by instructing the Trustee to act whether through the Collateral Agent or otherwise.

We are party to two intercreditor agreements that govern the relative rights of the obligors under our existing and future financing arrangements: (1) the 2007 Intercreditor Agreement which sets forth the relative rights and obligations with respect to the Senior Secured Notes, lenders (and other secured parties, including certain Local Facilities and providers of Hedging Obligations) under the Senior Secured Credit Facilities, the holders of the 2009 Notes, the holders of the February 2011 Senior Secured Notes, the holders of the August 2011 Senior Secured Notes, the holders of the 2007 Senior Notes and the holders of the 2007 Senior Subordinated Notes and (2) the First Lien Intercreditor Agreement which, sets forth the relative rights and obligations of the lenders (and other secured parties, including certain Local Facilities and providers of Hedging Obligations) under the Senior Secured Credit Facilities, the holders of the 2009 Notes, the holders of the February 2011 Senior Secured Notes, the holders of the August 2011 Senior Secured Notes and the Senior Secured Notes with respect to the Collateral. See “Description of Certain Other Indebtedness and Intercreditor Agreements — First Lien Intercreditor Agreement.”

The Trustee, as representative for the holders of the Senior Secured Notes, entered into a joinder to the First Lien Intercreditor Agreement and took other steps required to make the obligation with respect to the Senior Secured Notes become “Additional Obligations” under the First Lien Intercreditor Agreement.

Under the First Lien Intercreditor Agreement, as described below, the “Applicable Representative” has the right to direct the Collateral Agent to initiate foreclosures, release Liens in accordance with the Senior Secured Credit Facilities, the 2009 Note Documents, the Senior Secured Note Documents, the indentures, security documents and other documents related to the holders of February 2011 Senior Secured Notes and the holders of the August 2011 Senior Secured Notes, and the documents governing any other series of pari passu first lien obligations that are included as “Additional Obligations” as defined in and under the First Lien Intercreditor Agreement and take other actions with respect to the Shared Collateral (as defined below), and the representatives of other series of Obligations party to the First Lien Intercreditor Agreement have no right to direct the Collateral Agent to take actions with respect to the Shared Collateral. The Applicable Representative is currently the administrative agent under the Senior Secured Credit Facilities. As long as such administrative agent is the Applicable Representative, the Trustee, as representative of the holders of the Senior Secured Notes, the trustee under the 2009 Indenture and the trustee under the February 2011 Secured Indenture and the August 2011 Secured Indenture will have no rights to direct the Collateral Agent to take any action under the First Lien Intercreditor Agreement. Generally, “Shared Collateral” means, at any time, Collateral in which the holders of two or more series of Obligations (or their respective representatives) hold a valid security interest or upon the enforcement of any guarantee held by two or more series of Obligations (or their respective representatives), the proceeds of such enforcement.

The administrative agent under the Senior Secured Credit Facilities will remain the Applicable Representative until the earlier of (1) the discharge of our Obligations under the Senior Secured Credit Facilities and (2) the Cut-Off Date (as defined below) (unless the Cut-Off-Date has been stayed, deemed not to have occurred or rescinded pursuant to the definition thereof). After such date, the Applicable Representative will be the representative of the series of Obligations that constitutes the largest outstanding principal amount of any then outstanding series of Obligations party to the First Lien Intercreditor Agreement, other than the Obligations under the Senior Secured Credit Facilities, with respect to the Shared Collateral (the “Non-Controlling Representative”) (which series of Obligations may be the 2009 Notes, the February 2011 Senior Secured Notes, the August 2011 Senior Secured Notes or an additional series of Obligations to be incurred in the future). Accordingly, the Trustee, as representative of the holders of the Senior Secured Notes, may not ever have the right to control the remedies and take other actions with respect to the Shared Collateral.

The “Cut-Off Date” means, with respect to any Non-Controlling Representative, the date which is at least 90 days (throughout which 90 day period such Person was the Non-Controlling Representative) after the occurrence of both (i) an Event of Default (under and as defined in the instrument under which such Non-Controlling Representative is appointed as the representative) and (ii) the Collateral Agent’s and each other relevant representative’s receipt of written notice from such Non-Controlling Representative certifying that (x) such an Event of Default has occurred and is continuing and (y) the Obligations of the series with respect to which such Non-Controlling Representative is the representative are currently due and payable in full (whether as a result of acceleration thereof or otherwise) in accordance with the terms of the applicable instrument governing such Obligations; provided, however, that the Cut-Off Date shall be stayed and shall not occur and shall be deemed not to have occurred and be rescinded (1) at any time the administrative agent under the Senior Secured Credit Facilities or the Collateral Agent has commenced and is diligently pursuing any enforcement action with respect to any Shared Collateral or (2) at any time any grantor which has granted a security interest in such Shared Collateral is then a debtor under or with respect to (or otherwise subject to) any insolvency or liquidation proceeding.

Under the First Lien Intercreditor Agreement, (i) the Applicable Representative has the sole right to instruct the Collateral Agent to act or refrain from acting with respect to the Shared Collateral, (ii) the Collateral Agent shall not follow any instructions with respect to such Shared Collateral from any representative of any Non-Controlling Secured Party (as defined below) or other party to the First Lien Intercreditor Agreement (other than the Applicable Representative) and (iii) no representative of any Non-Controlling Secured Party or other party to the First Lien Intercreditor Agreement (other than the Applicable Representative) will instruct the Collateral Agent to commence any judicial or non-judicial foreclosure proceedings with respect to, seek to have a trustee, receiver, liquidator or similar official appointed for or over, attempt any action to take possession of, exercise any right, remedy or power with respect to, or otherwise take any action to enforce its interests in or realize upon, or take any other action available to it in respect of, any Shared Collateral. A “Non-Controlling Secured Party” shall mean any secured party to the First Lien Intercreditor Agreement whose representative under the First Lien Intercreditor Agreement is not the Applicable Representative. Until the earlier of (1) the discharge of our Obligations under the Senior Secured Credit Facilities and (2) the Cut-Off Date (unless the Cut-Off-Date has been stayed, deemed not to have occurred or rescinded pursuant to the definition thereof), the holders of the Senior Secured Notes, the August 2011 Senior Secured Notes, the February 2011 Senior Secured Notes and the holders of the 2009 Notes will be Non-Controlling Secured Parties. Accordingly, the holders of Senior Secured Notes could be Non-Controlling Secured Parties indefinitely.

Notwithstanding the equal priority of the Liens on any Shared Collateral, the Collateral Agent, acting on the instructions of the Applicable Representative, may deal with the Collateral as if such Applicable Representative had a senior Lien on such Collateral. No representative of any Non-Controlling Secured Party may contest, protest or object to any foreclosure proceeding or action brought by the Collateral Agent. Each of the parties to the First Lien Intercreditor Agreement will agree that it will not contest or support any other person in contesting, in any proceeding (including any insolvency or liquidation proceeding), the perfection, priority, validity or enforceability of a Lien held by or on behalf of any of the parties to the First Lien Intercreditor Agreement in all or any part of the Shared Collateral, or the provisions of the First Lien Intercreditor Agreement.

If an Event of Default (under and as defined in an instrument pursuant to which a series of Obligations whose representative is party to the First Lien Intercreditor Agreement is Incurred) has occurred and is continuing and the Collateral Agent is taking action to enforce rights in respect of any Shared Collateral, or any distribution is made in respect of any Shared Collateral in any insolvency or liquidation proceeding or otherwise of any grantor of Collateral, or the Collateral Agent or any secured party receives any payment pursuant to any intercreditor agreement (other than the First Lien Intercreditor Agreement) with respect to any Shared Collateral, the proceeds of any sale, collection or other liquidation or disposition of any such Shared Collateral received by the Collateral Agent or any secured party and proceeds of any such distribution, shall be applied (i) first, to the payment of all amounts owing to the Collateral Agent (in its capacity as such) pursuant to the terms of the First Lien Intercreditor Agreement and any instrument pursuant to which a series of Obligations whose representative is party to the First Lien Intercreditor Agreement is Incurred, (ii) second, subject to certain limited exceptions, to the payment in full of the Obligations of each series of Obligations whose representative is party to the First Lien Intercreditor Agreement on a ratable basis in accordance with the amounts of such Obligations under the terms of the applicable instrument pursuant to which such Obligations have been incurred and (iii) third, to satisfy other Obligations, including to the extent applicable, under the 2007 Intercreditor Agreement.

If any party to the First Lien Intercreditor Agreement obtains possession of any Shared Collateral or realizes any proceeds or payment in respect of any such Shared Collateral, pursuant to any Security Document or by the exercise of any rights available to it under applicable law or in any insolvency or liquidation proceeding or through any other exercise of remedies (including pursuant to any intercreditor agreement), at any time prior to the discharge of each series of Obligations whose representative is party to the First Lien Intercreditor Agreement, then it shall hold such Shared Collateral, proceeds or payment in trust for the other parties to the First Lien Intercreditor Agreement and promptly transfer such Shared Collateral, proceeds or payment, as the case may be, to the Collateral Agent, to be distributed in accordance with the provisions described in the immediately preceding paragraph.

In addition, under the First Lien Intercreditor Agreement, each secured noteholder and secured party under the Senior Secured Credit Facilities (and any additional Persons who may become party to the First Lien Intercreditor Agreement) agrees that (i) it will not institute any suit or assert in any insolvency or litigation proceeding any claim against the Collateral Agent or any other party to the First Lien Intercreditor Agreement seeking damages from or other relief by way of specific performance, instructions or otherwise with respect to any Shared Collateral, (ii) it will not seek, and will waive any right, to have any Shared Collateral or any part thereof marshaled upon any foreclosure or other disposition of such Shared Collateral and (iii) it will not attempt, directly or indirectly, whether by judicial proceedings or otherwise, to challenge the enforceability of any provision of the First Lien Intercreditor Agreement.

By purchasing the Senior Secured Notes, each noteholder authorized the Trustee (1) to appoint the Collateral Agent to act on its behalf as the Collateral Agent under the First Lien Intercreditor Agreement and under each of the other Security Documents and (2) to authorize the Collateral Agent to take such actions on its behalf and to exercise such powers as are delegated to the Collateral Agent by the terms of the First Lien Intercreditor Agreement and the other Security Documents, including for purposes of acquiring, holding and enforcing any and all Liens on Collateral granted by any grantor thereunder to secure any of the First Lien Obligations, together with such powers and discretion as are reasonably incidental thereto.

The First Lien Intercreditor Agreement provides that the Collateral Agent shall not have any duties or obligations except those expressly set forth therein and in the other Security Documents. Without limiting the generality of the foregoing, the Collateral Agent:

(i) shall not be subject to any fiduciary or other implied duties, regardless of whether an Event of Default has occurred and is continuing;

(ii) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated by the First Lien Intercreditor Agreement or by the other Security Documents that the Collateral Agent is required to exercise as directed in writing by the Applicable Representative; provided that the Collateral Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Collateral Agent to liability or that is contrary to any Security Document or applicable law;

(iii) shall not, except as expressly set forth in the First Lien Intercreditor Agreement and in the other Security Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to a grantor or any of its Affiliates that is communicated to or obtained by the Collateral Agent or any of its Affiliates in any capacity;

(iv) shall not be liable for any action taken or not taken by it (1) with the consent or at the request of the Applicable Representative or (2) in the absence of its own gross negligence or willful misconduct or (3) in reliance on a certificate of an authorized officer of an Issuer stating that such action is permitted by the terms of this Agreement; and

(v) shall not be required to take any action for which it has not received written directions and indemnity satisfactory to it.

The Collateral Agent shall be deemed not to have knowledge of any Event of Default under any series of Obligations unless and until notice describing such Event Default is given to the Collateral Agent by the Representative of such Obligations or a party to the First Lien Intercreditor Agreement. In addition, among other things, the Collateral Agent shall not be responsible for or have any duty to ascertain or inquire into (1) any statement, warranty or representation made in or in connection with the First Lien Intercreditor Agreement or any other Security Document, (2) the contents of any certificate, report or other document delivered under the First Lien Intercreditor Agreement or any other Security Document, (3) the performance or observance of any of the covenants, agreements or other terms or conditions set forth in the First Lien Intercreditor Agreement or any other Security Document, or the occurrence of any Default, (4) the creation, perfection or priority of any Lien purported to be created by the Security Documents or (5) the value or the sufficiency of any Collateral for any series of Obligations, including the Senior Secured Notes.

Future Collateral

Subject to the limitations and exceptions in the Agreed Security Principles, if the Issuers or any Senior Secured Note Guarantor creates any additional security interest upon any property or asset to secure any other First Lien Obligations under the Senior Secured Credit Facilities, any other Credit Agreement or Public Debt, it must use commercially reasonable efforts to concurrently grant a security interest (subject to Permitted Liens) upon such property as security for the Senior Secured Notes; provided, however, that it will not be required to do so if, in the good faith determination of BP I, so doing would, or would result in a material risk of, conflict with the fiduciary duties of the directors of BP I, BP II or any of their respective parents or subsidiaries or contravene any legal prohibition or, in the good faith determination of BP I, result in, or in material risk of, personal or criminal liability on its part of any officer, director or shareholder of BP I, BP II or any of their respective parents or subsidiaries or, in the good faith determination of BP I, be inconsistent with the Agreed Security Principles. Also, if granting a security interest in such property requires the consent of a third party, subject to the Agreed Security Principles, the Issuers will use commercially reasonable efforts to obtain such consent with respect to the security interest for the benefit of the Trustee on behalf of the holders of the Senior Secured Notes. Under the commercially reasonable efforts standard, the Issuers will not be obligated to seek to obtain consent if, in the good faith determination of BP I, to do so would have a material adverse effect on the ability of the Issuers or the relevant Senior Secured Note Guarantors to conduct their operations and business in the ordinary course or if, in good faith determination of BP I, to do so would be inconsistent with the Agreed Security Principles. If such third party does not consent to the granting of the security interest after the use of such commercially reasonable efforts, the applicable entity will not be required to provide such security interest. See “Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — Security interests in respect of the collateral may be adversely affected by the failure to perfect security interests in certain collateral presently owned or acquired in the future” and “— Certain Covenants — Future Collateral.”

Release of Collateral

The security interests in the Collateral for the benefit of the Senior Secured Notes will be released:

(a) upon payment in full of principal, interest and all other Obligations on the Senior Secured Notes issued under the Senior Secured Notes Indenture or discharge or defeasance thereof;

(b) to the extent a Senior Secured Note Guarantor would be and is so released pursuant to clause (2) under “— Senior Secured Note Guarantees — Release of Senior Secured Note Guarantees.”;

(c) to enable us to consummate the disposition of such property or assets to the extent not prohibited under the covenant described under “— Certain Covenants — Asset Sales”;

(d) in the case of property or assets of a Senior Secured Note Guarantor that is released from its Senior Secured Note Guarantee with respect to the Senior Secured Notes, on the release of the Senior Secured Note Guarantee of such Senior Secured Note Guarantor;

(e) in the case of the property and assets of a specific Senior Secured Note Guarantor, such Senior Secured Note Guarantor making a Transfer permitted by clause (y) of the last paragraph under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets”;

(f) in the circumstances described under “— Amendment and Waivers” below (including to the extent necessary to facilitate the assumption by a Successor Company of the obligations of the Issuers under the Senior Secured Notes Indenture and the Senior Secured Notes or to provide for the assumption by a Successor Senior Secured Note Guarantor of the obligations of a Senior Secured Note Guarantor under the Senior Secured Notes Indenture and its Senior Secured Note Guarantee);

(g) by the Trustee or Collateral Agent, acting on the instructions of the Applicable Representative in accordance with the terms of the First Lien Intercreditor Agreement (other than releases of all or substantially all of the Collateral); or

(h) upon a legal defeasance or covenant defeasance under the Indenture as described below under “— Defeasance.”

The security interest in the 2007 Notes Collateral in favor of the 2007 Senior Notes and 2007 Senior Subordinated Notes will be released upon an enforcement action in accordance with the 2007 Intercreditor Agreement. In addition, in order to secure new Indebtedness (where such Indebtedness is permitted under the Senior Secured Notes Indenture and the Lien securing such Indebtedness is a Permitted Lien that is entitled to rank equal with, in priority to or behind the security interests on the Collateral, as applicable), on the date on which such new Indebtedness is incurred, and subject to no Default having occurred and being continuing, the Trustee or Collateral Agent for the Senior Secured Notes, as applicable, is authorized by the Trustee and the Holders to, and shall, at the request of the Issuers or RGHL, release the security interests in the Collateral and will, simultaneously with the grant of Liens in respect of the new Indebtedness, retake such security interests in the Collateral; provided, however, that all holders of Liens on behalf of other Indebtedness or obligations secured by such Collateral concurrently release and (if applicable) retake the security interests in the same manner; provided further, however, that following such release and retaking the security interests in the Collateral are not subject to any new hardening period or limitation (excluding any such hardening period or limitation that existed prior to such release and retaking) which is not also applicable to the Lien granted in favor of the new Indebtedness and any such other Indebtedness or obligations (it being understood that the new Indebtedness and such other Indebtedness and obligations may be subject to longer or more onerous hardening periods or limitations) or the Trustee shall have received a solvency opinion.

To the extent required under the mandatory provisions of the US Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), the Issuers will comply with the provisions of Section 314(b) and 314(d) of the Trust Indenture Act, in each case following qualification of the Indenture pursuant to the Trust Indenture Act. Any certificate or opinion required by Section 314(d) of the Trust Indenture Act may be delivered by an Officer of any Issuer except in cases where Section 314(d) requires that such certificate or opinion be made by an independent engineer, appraiser or other expert, who shall be reasonably satisfactory to the Trustee. Notwithstanding anything to the contrary herein, the Issuers and the Senior Secured Note Guarantors will not be required to comply with all or any portion of Section 314(d) of the Trust Indenture Act if they determine, in good faith based on advice of counsel (which may be internal counsel), that under the terms of such section or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including “no action” letters or exemptive orders, all or any portion of Section 314(d) of the Trust Indenture Act is inapplicable to the released Collateral. Without limiting the generality of the foregoing, certain no-action letters issued by the SEC have permitted an indenture qualified under the Trust Indenture Act to contain provisions permitting the release of collateral from liens under such indenture in the ordinary course of our business without requiring us to provide certificates and other documents under Section 314(d) of the Trust Indenture Act. In addition, under interpretations provided by the SEC, to the extent that a release of a lien is made without the need to obtain the consent of the Holders or the Trustee, the provisions of Section 314(d) may be inapplicable to the release. The Issuers believe, therefore, that such provisions of Section 314(d) will be inapplicable to the release of collateral for so long as releases of collateral are controlled by the lenders under the Senior Secured Credit Facilities and certain other conditions apply.

Upon certification by the Issuers, each of the Trustee and the Collateral Agent shall execute all documents reasonably requested of it to effectuate any release in accordance with these provisions, subject to customary protections and indemnifications. The Collateral Agent or the Trustee, as applicable, at the instruction of and at the cost of the Issuers (as applicable), will agree to any release of the Liens on the Collateral created by the Security Documents that is in accordance with the Senior Secured Notes Indenture and the First Lien Intercreditor Agreement and 2007 Intercreditor Agreement without requiring any consent of the Holders, in reliance upon an Opinion of Counsel or Officers’ Certificate to that effect delivered by the Issuers.

Change of Control

Upon the occurrence of any of the following events (each, a “Change of Control”), each holder will have the right to require the Issuers to repurchase all or any part of such holder’s Senior Secured Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), except to the extent the Issuers have previously elected to redeem all of the Senior Secured Notes as described under “— Optional Redemption:”

(1) the sale, lease or transfer, in one or a series of transactions, of all or Substantially All the assets of BP II or BP I and its Subsidiaries, taken as a whole, to a Person other than, directly or indirectly, any of the Permitted Holders;

(2) BP I becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than any of the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), of more than 50% of the total voting power of the Voting Stock of the U.S. Issuer I, the U.S. Issuer II, the Luxembourg Issuer, BP I or BP II or any direct or indirect parent of BP I or BP II; or

(3) RGHL ceases to own, directly or indirectly, 100% of the Capital Stock of BP I, BP II, BP III or any of the Issuers, other than directors’ qualifying shares or other de minimis shareholdings required by law.

In the event that at the time of such Change of Control the terms of any Bank Indebtedness restrict or prohibit the repurchase of Senior Secured Notes pursuant to this covenant, then prior to the mailing (or delivery) of the notice to holders provided for in the immediately following paragraph but in any event within 45 days following any Change of Control, the Issuers shall:

(1) repay in full all such Bank Indebtedness or, if doing so will allow the purchase of Senior Secured Notes, offer to repay in full all such Bank Indebtedness and repay the Bank Indebtedness of each lender that has accepted such offer; or

(2) obtain the requisite consent under the agreements governing such Bank Indebtedness to permit the repurchase of the Senior Secured Notes as provided for in the immediately following paragraph.

The Issuers’ failure to comply with such provisions or the provisions of the immediately following paragraph shall constitute an Event of Default described in clause (4) and not in clause (2) under “— Defaults” below.

Within 45 days following any Change of Control, except to the extent that the Issuers have exercised their right to redeem the Senior Secured Notes by delivery of a notice of redemption as described under “— Optional Redemption,” or all conditions to such redemption have been satisfied or waived, the Issuers shall mail (or otherwise deliver in accordance with applicable DTC procedures) a notice (a “Change of Control Offer”) to each holder with a copy to the Trustee stating:

(1) that a Change of Control has occurred and that such holder has the right to require the Issuers to repurchase such holder’s Senior Secured Notes at a repurchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date) (the “Change of Control Payment”);

(2) the circumstances and relevant facts and financial information regarding such Change of Control;

(3) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed or delivered) (the “Change of Control Payment Date”);

(4) the instructions determined by the Issuers, consistent with this covenant, that a holder must follow in order to have its Senior Secured Notes purchased; and

(5) if applicable and such notice is mailed prior to the occurrence of a Change of Control, that such offer is conditioned on the occurrence of such Change of Control.

A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

In addition, the Issuers will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Senior Secured Notes Indenture applicable to a Change of Control Offer made by the Issuers and purchases all Senior Secured Notes validly tendered and not withdrawn under such Change of Control Offer.

On the Change of Control Payment Date, if the Change of Control shall have occurred, the Issuers will, to the extent lawful:

(1) accept for payment all Senior Secured Notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Senior Secured Notes so tendered;

(3) deliver or cause to be delivered to the Trustee an Officers’ Certificate stating the Senior Secured Notes or portions of the Senior Secured Notes being purchased by the Issuers in the Change of Control Offer;

(4) in the case of Global Senior Secured Notes, deliver, or cause to be delivered, to the principal Paying Agent the Global Senior Secured Notes in order to reflect thereon the portion of such Senior Secured Notes or portions thereof that have been tendered to and purchased by the Issuers; and

(5) in the case of Definitive Registered Senior Secured Notes, deliver, or cause to be delivered, to the relevant Registrar for cancellation all Definitive Registered Senior Secured Notes accepted for purchase by the Issuers.

The Paying Agent will promptly mail (or otherwise deliver in accordance with applicable DTC procedures) to each holder of Senior Secured Notes so tendered the Change of Control Payment for such Senior Secured Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder of Senior Secured Notes a new Senior Secured Note equal in principal amount to the unpurchased portion of the Senior Secured Notes surrendered, if any; provided, however, that each such new Senior Secured Note will be in a principal amount that is at least $100,000 and integral multiples of $1,000 in excess thereof.

Senior Secured Notes repurchased by the Issuers or an Affiliate pursuant to a Change of Control Offer will have the status of Senior Secured Notes issued but not outstanding or will be retired and canceled at the option of the Issuers. Senior Secured Notes purchased by an unaffiliated third party pursuant to the procedure described above will have the status of Senior Secured Notes issued and outstanding.

The Issuers will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Senior Secured Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

This Change of Control repurchase provision is a result of negotiations between RGHL, the Issuers and the Initial Purchasers. None of RGHL, BP I, BP II and the Issuers has any present intention to engage in a transaction involving a Change of Control, although it is possible that they could decide to do so in the future. Subject to the limitations discussed below, RGHL, BP I, BP II or any of the Restricted Subsidiaries, including the Issuers, could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Senior Secured Notes Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the capital structure or credit rating of RGHL or its Restricted Subsidiaries, including the Issuers.

The occurrence of events that would constitute a Change of Control would require repayment of all amounts outstanding under the Senior Secured Credit Facilities and would trigger the requirement that we offer to purchase the Senior Notes, the May 2010 Notes, the 2009 Notes, the February 2011 Notes, the August

2011 Notes, the 2007 Senior Notes and the 2007 Senior Subordinated Notes at 101% of the principal amount thereof. Agreements and instruments with respect to future indebtedness that RGHL or any of its Subsidiaries may incur may contain prohibitions on certain events that would constitute a Change of Control or require such indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Issuers to repurchase the Senior Secured Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Issuers. Finally, the Issuers’ ability to pay cash to the holders upon a repurchase may be limited by the Issuers’ then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. Neither RGHL nor any of its Restricted Subsidiaries are required to advance us funds to make any Change of Control Payment. See “Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — We may be unable to raise the funds necessary to finance the change of control repurchase offers required by the indentures governing the notes and similar requirements in the agreements governing our other indebtedness.”

The provisions under the Senior Secured Notes Indenture relating to the Issuers’ obligation to make an offer to repurchase the Senior Secured Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of outstanding Senior Secured Notes.

Certain Covenants

Set forth below are summaries of certain covenants that are contained in the Senior Secured Notes Indenture.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.  The Senior Secured Notes Indenture provides that:

(1) each of BP I and BP II will not, and will not permit any Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock; and

(2) each of BP I and BP II will not permit any Restricted Subsidiaries (other than a Senior Secured Note Guarantor) to issue any shares of Preferred Stock;

provided, however, that BP I and BP II may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Restricted Subsidiary may Incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock or issue shares of Preferred Stock, in each case if the Fixed Charge Coverage Ratio of BP I and BP II on a combined basis for the most recently ended four full fiscal quarters for which combined internal financial statements of BP I and BP II are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period; provided that the amount of Indebtedness that may be Incurred and Disqualified Stock or Preferred Stock that may be issued pursuant to the foregoing by Restricted Subsidiaries that are not the Issuers or Senior Secured Note Guarantors shall not exceed $20.0 million at any one time outstanding.

The foregoing limitations will not apply to (collectively, “Permitted Debt”):

(a) the Incurrence by BP I, BP II or any Restricted Subsidiaries of Indebtedness under (i) the Credit Agreement and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) in an aggregate principal amount not to exceed (A) $3,855.0 million of term loan facilities, plus (B) €250.0 million of term loan facilities, plus (C) $120.0 million of revolving credit facilities and ancillary facilities that relate to revolving credit facilities, plus (D) €80.0 million of revolving credit facilities and ancillary facilities that relate to revolving credit facilities and (ii) Local Facility Agreements in an aggregate principal amount not to exceed €80.0 million;

(b) the Incurrence by the Issuers and the Senior Secured Note Guarantors of Indebtedness represented by the Senior Secured Notes (not including any Additional Senior Secured Notes) and the Senior Secured Note Guarantees;

(c) Indebtedness existing on the Issue Date (other than Indebtedness described in clauses (a) and (b)) and the Incurrence by the Issuers and the Senior Note Guarantors of Indebtedness represented by the Senior Notes (not including any additional Senior Notes) and the Senior Note Guarantees;

(d) Indebtedness (including Capitalized Lease Obligations) Incurred by BP I, BP II or any Restricted Subsidiaries, Disqualified Stock issued by BP I, BP II or any Restricted Subsidiaries and Preferred Stock issued by any Restricted Subsidiaries to finance (whether prior to or within 270 days after) the purchase, lease, construction or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) and Indebtedness, Disqualified Stock or Preferred Stock of a Restricted Subsidiary that serves to refund, refinance or defease any of the foregoing; provided that the aggregate amount of all Indebtedness outstanding pursuant to this clause (d) shall not at any time exceed 2.0% of Total Assets;

(e) Indebtedness Incurred by BP I, BP II or any Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit and bank guarantees issued in the ordinary course of business, including without limitation letters of credit in respect of workers’ compensation claims, health, disability or other benefits to employees or former employees or their families or property, casualty or liability insurance or self-insurance, and letters of credit in connection with the maintenance of, or pursuant to the requirements of, environmental or other permits or licenses from governmental authorities, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims;

(f) Indebtedness arising from agreements of BP I, BP II or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred in connection with the Transactions or any other acquisition or disposition of any business, assets or a Subsidiary of BP I or BP II in accordance with the terms of the Senior Secured Notes Indenture, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(g) Indebtedness of BP I or BP II to a Restricted Subsidiary; provided that, except in respect of intercompany current liabilities incurred in the ordinary course of business in connection with the cash management operations of BP I, BP II and the Restricted Subsidiaries, any such Indebtedness owed to a Restricted Subsidiary that is not one of the Issuers or a Senior Secured Note Guarantor shall within 90 days of the Issue Date, to the extent legally permitted, be subordinated in right of payment to the obligations of the Issuers under the Senior Secured Notes or the obligations of BP I under its Senior Secured Note Guarantee, as applicable; provided further however, that any subsequent issuance or transfer of any Capital Stock or any other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to BP I, BP II or a Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien) shall be deemed, in each case, to be an Incurrence of such Indebtedness not permitted by this clause (g);

(h) shares of Preferred Stock of a Restricted Subsidiary issued to BP I, BP II or a Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary that holds such shares of Preferred Stock of another Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to BP I, BP II or a Restricted Subsidiary) shall be deemed, in each case, to be an issuance of shares of Preferred Stock not permitted by this clause (h);

(i) Indebtedness of a Restricted Subsidiary to BP I, BP II or another Restricted Subsidiary; provided that except in respect of intercompany current liabilities incurred in the ordinary course of business in connection with the cash management operations of BP I, BP II and the Restricted Subsidiaries, if a Senior Secured Note Guarantor Incurs such Indebtedness to a Restricted Subsidiary that is not one of the Issuers or a Senior Secured Note Guarantor, such Indebtedness shall within 90 days of the Issue Date, to the extent legally permitted, be subordinated in right of payment to the Senior Secured Note Guarantee of such Senior Secured Note Guarantor; provided further that any subsequent issuance or transfer of any Capital Stock or any other event that results in any Restricted Subsidiary holding such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to BP I, BP II or another Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien) shall be deemed, in each case, to be an Incurrence of such Indebtedness not permitted by this clause (i);

(j) Hedging Obligations that are Incurred not for speculative purposes but (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the Senior Secured Notes Indenture to be outstanding; (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges; or (3) for the purpose of fixing or hedging commodity price risk with respect to any commodity purchases or sales;

(k) obligations in respect of performance, bid, appeal and surety bonds and completion guarantees provided by BP I, BP II or any Restricted Subsidiary in the ordinary course of business or consistent with past practice;

(l) (i) any guarantee by BP I, BP II or a Restricted Subsidiary of Indebtedness or other obligations of BP I, BP II or any Restricted Subsidiaries so long as the Incurrence of such Indebtedness Incurred by BP I, BP II or such Restricted Subsidiary was not in violation of the terms of the Senior Secured Notes Indenture or (ii) Indebtedness of BP I, BP II or any Restricted Subsidiary arising by reason of any Lien permitted to be granted or to subsist pursuant to “— Certain Covenants — Limitation on Liens” and so long as the Indebtedness secured by such Lien was not incurred in violation of the Senior Secured Notes Indenture;

(m) the Incurrence by BP I, BP II or a Restricted Subsidiary of Indebtedness or Disqualified Stock or Preferred Stock of a Restricted Subsidiary, in either case, that serves to refund, refinance or defease any Indebtedness Incurred or Disqualified Stock or Preferred Stock issued as permitted under the first paragraph of this covenant or clauses (b), (c), (m) and (n) of this paragraph or any Indebtedness, Disqualified Stock or Preferred Stock Incurred to so refund or refinance such Indebtedness, Disqualified Stock or Preferred Stock, including any additional Indebtedness, Disqualified Stock or Preferred Stock Incurred to pay premiums (including tender premium), defeasance costs and fees in connection therewith (subject to the following proviso, “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness will be Refinancing Indebtedness if and to the extent it:

(1) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred that is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded, refinanced or defeased and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Indebtedness, Disqualified Stock and Preferred Stock being refunded or refinanced that were due on or after the date one year following the last maturity date of any Senior Secured Notes then outstanding were instead due on such date one year following the last date of maturity of the Senior Secured Notes (provided that any Refinancing Indebtedness Incurred in reliance on this subclause (1)(y) does not provide for any scheduled principal payments prior to the maturity date of the Senior Secured Notes in excess of, or prior to, the scheduled principal payments due prior to such maturity for the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced or defeased);

(2) has a Stated Maturity that is not earlier than the earlier of (x) the Stated Maturity of the Indebtedness being refunded, refinanced or defeased or (y) 91 days following the maturity date of the Senior Secured Notes;

(3) refinances (a) Indebtedness junior to the Senior Secured Notes or any Senior Secured Note Guarantee, such Refinancing Indebtedness is junior to the Senior Secured Notes or the Senior Secured Note Guarantee of such Senior Secured Note Guarantor, as applicable, or (b) Disqualified

Stock or Preferred Stock, such Refinancing Indebtedness is Disqualified Stock or Preferred Stock; and

(4) does not include (x) Indebtedness of BP I, BP II or a Restricted Subsidiary that is not one of the Issuers or a Senior Secured Note Guarantor that refinances, refunds or defeases Indebtedness of BP I, BP II, any Issuer or any Senior Secured Note Guarantor, or (y) Indebtedness of BP I, BP II or a Restricted Subsidiary that refinances, refunds or defeases Indebtedness of an Unrestricted Subsidiary;

(n) Indebtedness, Disqualified Stock or Preferred Stock of (x) BP I, BP II or a Restricted Subsidiary Incurred to finance an acquisition, merger, consolidation or amalgamation or (y) Persons that constitutes Acquired Indebtedness; provided, however, that after giving effect to such acquisition or merger, consolidation or amalgamation, BP I or BP II would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant or the Fixed Charge Coverage Ratio of BP I and BP II on a combined basis would be greater than immediately prior to such acquisition or merger, consolidation or amalgamation;

(o) Indebtedness Incurred by a Receivables Subsidiary in a Qualified Receivables Financing that is not with recourse to BP I, BP II or any Restricted Subsidiary other than a Receivables Subsidiary (except for Standard Securitization Undertakings);

(p) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within five Business Days of its Incurrence;

(q) Indebtedness of BP I, BP II or any Restricted Subsidiary supported by a letter of credit or bank guarantee issued pursuant to the Credit Agreement, in a principal amount not in excess of the stated amount of such letter of credit;

(r) Indebtedness representing deferred compensation or other similar arrangements to employees and directors of BP I, BP II or any Restricted Subsidiary Incurred in the ordinary course of business or in connection with the Transactions (including as a result of the cancellation or vesting of outstanding options and other equity-based awards in connection therewith), an acquisition or any other Permitted Investment;

(s) Indebtedness of BP I, BP II or any Restricted Subsidiary consisting of (1) the financing of insurance premiums or (2) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(t) Indebtedness Incurred on behalf of, or representing Guarantees of Indebtedness of, joint ventures of BP I, BP II or any Restricted Subsidiary not in excess, at any one time outstanding, of 0.5% of Total Assets at the time of Incurrence;

(u) Indebtedness or Disqualified Stock of BP I, BP II or any Restricted Subsidiary and Preferred Stock of BP I, BP II or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount or liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and Incurred pursuant to this clause (u), does not exceed 4.25% of Total Assets at the time of Incurrence (subject to the third paragraph of this covenant, it being understood that any Indebtedness Incurred under this clause (u) shall cease to be deemed Incurred or outstanding for purposes of this clause (u) but shall be deemed Incurred for purposes of the first paragraph of this covenant from and after the first date on which BP I, BP II or the Restricted Subsidiary, as the case may be, could have Incurred such Indebtedness under the first paragraph of this covenant without reliance upon this clause (u));

(v) Indebtedness or Disqualified Stock of BP I, BP II or any Restricted Subsidiary and Preferred Stock of BP I, BP II or any Restricted Subsidiary not otherwise permitted hereunder and Refinancing Indebtedness thereof in an aggregate principal amount or liquidation preference not exceeding at any one time outstanding 200.0% of the net cash proceeds received by BP I, BP II and the Restricted Subsidiaries since immediately after the Issue Date from the issue or sale of Equity Interests or Subordinated Shareholder Funding of BP I, BP II or any direct or indirect parent entity of BP I or BP II (which proceeds are contributed to BP I, BP II or a Restricted Subsidiary) or cash contributed to the capital of BP I or BP II (in each case other than proceeds of Disqualified Stock or sales of Equity Interests to, or contributions received from, BP I, BP II or any of their respective Subsidiaries and other than in connection with the Transactions) as determined in accordance with clauses (2) and (3) of the definition of “Cumulative Credit” to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other Investments, payments or exchanges pursuant to the second paragraph of “— Certain Covenants — Limitation on Restricted Payments” or to make Permitted Investments (other than Permitted Investments specified in clauses (1) and (3) of the definition thereof);

(w) Indebtedness arising as a result of implementing composite accounting or other cash pooling arrangements involving solely BP I, BP II and the Restricted Subsidiaries or solely among Restricted Subsidiaries and entered into in the ordinary course of business and netting, overdraft protection and other arrangements among BP I, BP II, any Restricted Subsidiary and a bank arising under standard business terms of such bank at which BP I, BP II or any Restricted Subsidiary maintains an overdraft, cash pooling or other similar arrangement;

(x) Indebtedness consisting of Indebtedness issued by BP I, BP II or a Restricted Subsidiary to current or former officers, directors and employees thereof or any direct or indirect parent thereof, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of BP I, BP II or any of their direct or indirect parent companies to the extent described in clause (4) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Restricted Payments;”

(y) Indebtedness of BP I or any of its Restricted Subsidiaries consisting of obligations (including guarantees thereof) to repurchase equipment sold to customers or third party leasing companies pursuant to the terms of sale of such equipment in the ordinary course of business;

(z) without limiting clause (a) of this paragraph, Indebtedness under local overdraft and other local working capital facilities in an aggregate principal amount not to exceed €125.0 million; and

(aa) Indebtedness in the form of deferred payment obligations under any arrangement permitted by clause (12) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Restricted Payments.”

Notwithstanding the foregoing, none of the Issuers and any Senior Secured Note Guarantors will Incur any Indebtedness as any Permitted Debt if the proceeds thereof are used, directly or indirectly, to refinance any Subordinated Indebtedness of such Issuer or any Senior Secured Note Guarantor unless such Indebtedness shall be subordinated to the Senior Secured Notes or the applicable Senior Secured Note Guarantee to at least the same extent as such Subordinated Indebtedness.

For purposes of determining compliance with this covenant:

(1) in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (a) through (aa) above or is entitled to be Incurred pursuant to the first paragraph of this covenant, the Issuers shall, in their sole discretion, classify or reclassify, or later divide, classify or reclassify, such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) in any manner that complies with this covenant; provided, however, that (x) Indebtedness under the Credit Agreement outstanding on the Issue Date shall be deemed to have been Incurred pursuant to clause (a)(i) of Permitted Debt and the Issuers shall not be permitted to reclassify all or any portion of such Indebtedness under the Credit Agreement outstanding on the Issue Date, (y) Indebtedness Incurred as incremental term loan borrowings under the Senior Secured Credit Facilities on the Escrow Release Date shall be deemed to have been Incurred pursuant to clause (a)(i) of Permitted Debt and the Issuers shall not be permitted to reclassify all or any portion of such Indebtedness and (z) the Issuers shall not be permitted to reclassify all or any portion of any Secured Indebtedness Incurred as Permitted Debt unless at the time of such reclassification the Issuers could secure such Secured Indebtedness pursuant to clause (6) of the definition of “Permitted Liens;” and

(2) the Issuers will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above, and in that connection shall be entitled to treat a portion of such Indebtedness as having been Incurred under the first paragraph above and thereafter the remainder of such Indebtedness having been Incurred under the second paragraph above.

Accrual of interest, the accretion of accreted value, the payment of interest or dividends in the form of additional Indebtedness, Disqualified Stock or Preferred Stock, as applicable, accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies will not be deemed to be an Incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant. Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness that is otherwise included in the determination of a particular amount of Indebtedness shall not be included in the determination of such amount of Indebtedness; provided that the Incurrence of the Indebtedness represented by such guarantee or letter of credit, as the case may be, was in compliance with this covenant.

For purposes of determining compliance with this covenant, (i) the Euro Equivalent of the principal amount of Indebtedness denominated in another currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first drawn, in the case of Indebtedness Incurred under a revolving credit facility; provided that (a) if such Indebtedness is Incurred to refinance other Indebtedness denominated in a currency other than euro, and such refinancing would cause the applicable euro-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such euro-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced; (b) the Euro Equivalent of the principal amount of any such Indebtedness outstanding on the Issue Date shall be calculated based on the relevant currency exchange rate in effect on the Issue Date; and (c) if any such Indebtedness is subject to a Currency Agreement with respect to the currency in which such Indebtedness is denominated covering principal, premium, if any, and interest on such Indebtedness, the amount of such Indebtedness and such interest and premium, if any, shall be determined after giving effect to all payments in respect thereof under such Currency Agreements and (ii) the U.S. Dollar Equivalent of the principal amount of Indebtedness denominated in another currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first drawn, in the case of Indebtedness Incurred under a revolving credit facility; provided that (a) if such Indebtedness is Incurred to refinance other Indebtedness denominated in a currency other than U.S. Dollars, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced; (b) the U.S. Dollar Equivalent of the principal amount of any such Indebtedness outstanding on the Issue Date shall be calculated based on the relevant currency exchange rate in effect on the Issue Date; and (c) if any such Indebtedness is subject to a Currency Agreement with respect to the currency in which such Indebtedness is denominated covering principal, premium, if any, and interest on such Indebtedness, the amount of such Indebtedness and such interest and premium, if any, shall be determined after giving effect to all payments in respect thereof under such Currency Agreements.

Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that BP I, BP II and the Restricted Subsidiaries may Incur pursuant to this covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

For all purposes of the Senior Secured Notes Indenture, (1) unsecured Indebtedness will not be treated as subordinated or junior to Secured Indebtedness merely because it is unsecured, (2) Senior Indebtedness will not be treated as subordinated or junior to any other Senior Indebtedness merely because it has junior priority with respect to the same collateral, (3) Indebtedness of such Person which is not guaranteed will not be treated as subordinated or junior to Indebtedness that is guaranteed merely because of such guarantee and (4) Indebtedness under any Secured Indebtedness will not be deemed to be subordinated because of the application of waterfall or other payment-ordering or collateral-sharing provisions affecting any such Secured Indebtedness.

Limitation on Restricted Payments.  The amount of our Cumulative Credit (as defined below) is calculated based on our net income since, and other transactions occurring from November 5, 2009 or October 1, 2009, as applicable.

The Senior Secured Notes Indenture provides that BP I and BP II will not, and will not permit any Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any distribution on account of BP I’s, BP II’s or any Restricted Subsidiaries’ Equity Interests or pay any amounts in respect of Subordinated Shareholder Funding, including any payment made in connection with any merger, amalgamation or consolidation involving BP I or BP II (other than (A) dividends or distributions by BP I or BP II payable solely in Equity Interests (other than Disqualified Stock) of BP I or BP II or in Subordinated Shareholder Funding of BP I or BP II; (B) dividends or distributions payable to BP I, BP II or a Restricted Subsidiary or (C) in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Restricted Subsidiary, such dividends or distributions paid to minority shareholders, provided that BP I, BP II or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities (except to the extent non pro rata payments of such dividends or distributions are required by law or under the terms of any agreement in effect on the Issue Date));

(2) purchase or otherwise acquire or retire for value any Equity Interests of BP I, BP II or any direct or indirect parent of BP I or BP II, in each case held by Persons other than BP I, BP II or a Restricted Subsidiary;

(3) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment or scheduled maturity, any Subordinated Shareholder Funding, any Subordinated Indebtedness (including the 2007 Senior Subordinated Notes) of BP I, BP II, the Issuers or any Senior Secured Note Guarantor (other than the payment, redemption, repurchase, defeasance, acquisition or retirement of (A) Subordinated Indebtedness (including the 2007 Senior Subordinated Notes) in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement and (B) any Subordinated Indebtedness between any of BP I, BP II and any Restricted Subsidiary or between any of the Restricted Subsidiaries); or

(4) make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(a) no Default shall have occurred and be continuing or would occur as a consequence thereof;

(b) immediately after giving effect to such transaction on a pro forma basis, BP I or BP II could Incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” and

(c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by BP I, BP II and the Restricted Subsidiaries after the RP Reference Date (and not returned or rescinded) (including Restricted Payments permitted by clauses (1), (4) (only to the extent of one-half of the amounts paid pursuant to such clause), (6) and (8) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the amount equal to the Cumulative Credit.

“Cumulative Credit” means the sum of (without duplication):

(1) 50% of the Consolidated Net Profit of BP I and BP II for the period (taken as one accounting period, the “Reference Period”) from the beginning of the fiscal quarter during which the RP Reference Date occurred to the end of the most recently ended fiscal quarter for which combined internal financial statements of BP I and BP II are available at the time of such Restricted Payment (or, in the case such Consolidated Net Profit for such period is a deficit, minus 100% of such deficit); plus

(2) 100% of the aggregate net proceeds, including cash and the Fair Market Value of property other than cash received by BP I or BP II after the RP Reference Date (other than net proceeds to the extent such net proceeds have been used to Incur Indebtedness, Disqualified Stock, or Preferred Stock pursuant to clause (v) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) from the issue or sale of Equity Interests of BP I or BP II or Subordinated Shareholder Funding to BP I or BP II (excluding Refunding Capital Stock (as defined below), Designated Preferred Stock, Excluded Contributions, and Disqualified Stock), including Equity Interests issued upon exercise of warrants or options (other than an issuance or sale to a Restricted Subsidiary); plus

(3) 100% of the aggregate amount of contributions to the capital of BP I or BP II received in cash and the Fair Market Value of property other than cash received after the RP Reference Date (other than Excluded Contributions, Refunding Capital Stock, Designated Preferred Stock, and Disqualified Stock and other than contributions to the extent such contributions have been used to Incur Indebtedness, Disqualified Stock, or Preferred Stock pursuant to clause (v) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”); plus

(4) the principal amount of any Indebtedness, or the liquidation preference or maximum fixed repurchase price, as the case may be, of any Disqualified Stock of BP I, BP II or any Restricted Subsidiary thereof issued after the RP Reference Date (other than Indebtedness or Disqualified Stock issued to a Restricted Subsidiary) which has been converted into or exchanged for Equity Interests in or Subordinated Shareholder Funding of BP I or BP II (other than Disqualified Stock) or any direct or indirect parent of BP I or BP II (provided in the case of any parent, such Indebtedness or Disqualified Stock is retired or extinguished); plus

(5) 100% of the aggregate amount received after the RP Reference Date by BP I, BP II or any Restricted Subsidiary in cash and the Fair Market Value of property other than cash received by BP I, BP II or any Restricted Subsidiary:

(A) from the sale or other disposition (other than to BP I, BP II or a Restricted Subsidiary and other than in connection with the Transactions) of Restricted Investments made after the Reference Date by BP I, BP II or the Restricted Subsidiaries and from repurchases and redemptions after the RP Reference Date of such Restricted Investments from BP I, BP II or the Restricted Subsidiaries by any Person (other than BP I, BP II or any Restricted Subsidiaries) and from repayments of loans or advances and releases of guarantees, which constituted Restricted Investments made after the RP Reference Date (other than in each case to the extent that the Restricted Investment was made pursuant to clause (7) or (10) of the succeeding paragraph),

(B) from the sale (other than to BP I, BP II or a Restricted Subsidiary) of the Capital Stock of an Unrestricted Subsidiary, or

(C) from a distribution or dividend from an Unrestricted Subsidiary; plus

(6) in the event any Unrestricted Subsidiary of BP I or BP II has been redesignated as a Restricted Subsidiary after the RP Reference Date or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, BP I, BP II or a Restricted Subsidiary after the RP Reference Date, the Fair Market Value (and, if such Fair Market Value exceeds $30.0 million, such Fair Market Value shall be set forth in a written resolution of a majority of the Board of Directors of BP I) of the Investment of BP I or BP II in such Unrestricted Subsidiary at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable), after taking into account any Indebtedness associated with the Unrestricted Subsidiary so designated or combined or any Indebtedness associated with the assets so transferred or conveyed (other than in each case to the extent that the designation of such Subsidiary as an Unrestricted Subsidiary was made pursuant to clause (7) or (10) of the next succeeding paragraph or constituted a Permitted Investment).

The foregoing provisions will not prohibit:

(1) the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Senior Secured Notes Indenture;

(2) (a) the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Retired Capital Stock”) or Subordinated Indebtedness (including the 2007 Senior Subordinated Notes) or Subordinated Shareholder Funding of BP I, BP II, any direct or indirect parent of BP I, BP II or any Restricted Subsidiary in exchange for, or out of the proceeds of, the substantially concurrent sale of, Equity Interests or Subordinated Shareholder Funding of BP I, BP II or any direct or indirect parent of BP I or BP II or contributions to the equity capital of BP I or BP II (other than any Disqualified Stock or any Equity Interests sold to a Subsidiary of BP I or BP II) (collectively, including any such contributions, “Refunding Capital Stock”), and

(b) the declaration and payment of dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of BP I or BP II) of Refunding Capital Stock;

(3) the redemption, repurchase, defeasance or other acquisition or retirement of Subordinated Indebtedness (including the 2007 Senior Subordinated Notes) of BP I, BP II or any Senior Secured Note Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of BP I, BP II or a Senior Secured Note Guarantor which is Incurred in accordance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as:

(a) the principal amount (or accreted value, if applicable) of such new Indebtedness does not exceed the principal amount (or accreted value, if applicable), plus any accrued and unpaid interest, of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired for value (plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired, any tender premiums, and any defeasance costs, fees and expenses Incurred in connection therewith);

(b) such Indebtedness is subordinated to the Senior Secured Notes or the related Senior Secured Note Guarantee, as the case may be, at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, defeased, acquired or retired for value;

(c) such Indebtedness has a final scheduled maturity date equal to or later than the earlier of (x) the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired or (y) 91 days following the maturity date of the Senior Secured Notes; and

(d) such Indebtedness has a Weighted Average Life to Maturity at the time Incurred that is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Subordinated

Indebtedness being so redeemed, repurchased, defeased, acquired or retired and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Subordinated Indebtedness being redeemed, repurchased, defeased, acquired or retired that were due on or after the date one year following the last maturity date of any Senior Secured Notes then outstanding were instead due on such date one year following the last date of maturity of the Senior Secured Notes (provided that in the case of this subclause (d)(y), such Indebtedness does not provide for any scheduled principal payments prior to the maturity date of the Senior Secured Notes in excess of, or prior to, the scheduled principal payments due prior to such maturity for the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced or defeased);

(4) a Restricted Payment to pay for the purchase, repurchase, retirement, defeasance, redemption or other acquisition for value of Equity Interests of BP I, BP II or any direct or indirect parent of BP I or BP II held by any future, present or former employee, director or consultant of BP I, BP II or any direct or indirect parent of BP I or BP II or any Subsidiary of BP I or BP II pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement; provided, however, that the aggregate Restricted Payments made under this clause (4) do not exceed $5.0 million in any calendar year (with unused amounts in any calendar year being permitted to be carried over for the two succeeding calendar years subject to a maximum payment (without giving effect to the following proviso) of $10.0 million in any calendar year); provided further, however, that such amount in any calendar year may be increased by an amount not to exceed:

(a) the cash proceeds received by BP I, BP II or any Restricted Subsidiaries from the sale of Equity Interests (other than Disqualified Stock) of BP I, BP II or any direct or indirect parent of BP I or BP II (to the extent contributed to BP I or BP II) to members of management, directors or consultants of BP I, BP II and the Restricted Subsidiaries or any direct or indirect parent of BP I or BP II that occurs after the Reference Date (provided that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under clause (2) of the first paragraph under “— Certain Covenants — Limitation on Restricted Payments”); plus

(b) the cash proceeds of key man life insurance policies received by BP I, BP II or any direct or indirect parent of BP I or BP II (to the extent contributed to BP I or BP II) or the Restricted Subsidiaries after the Reference Date;

provided that the Issuers may elect to apply all or any portion of the aggregate increase contemplated by clauses (a) and (b) above in any calendar year;

(5) the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of BP I, BP II or any Restricted Subsidiaries issued or Incurred in accordance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(6) (a) the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Reference Date, (b) a Restricted Payment to any direct or indirect parent of BP I or BP II, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of any direct or indirect parent of BP I or BP II issued after the Reference Date and (c) the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph; provided, however, that, (x) for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is Preferred Stock, after giving effect to such issuance (and the payment of dividends or distributions) on a pro forma basis, BP I and BP II would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00 on a combined basis and (y) the aggregate amount of dividends declared and paid pursuant to (a) and (b) of this clause (6) does not exceed the net cash proceeds actually received by BP I and BP II from any such sale or issuance of

Designated Preferred Stock (other than Disqualified Stock) issued after the Reference Date or contributed by Subordinated Shareholder Funding to BP I or BP II after the Reference Date;

(7) Investments in Unrestricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (7) that are at that time outstanding, not to exceed 1.0% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(8) the payment of dividends on BP I’s or BP II’s ordinary shares (or a Restricted Payment to any direct or indirect parent of BP I or BP II to fund the payment by such direct or indirect parent of BP I or BP II of dividends on such entity’s ordinary shares) of up to 6% per annum of the net proceeds received by BP I or BP II from any public offering of ordinary shares of BP I or BP II or any of their direct or indirect parents;

(9) Restricted Payments that are made with Excluded Contributions;

(10) other Restricted Payments in an aggregate amount not to exceed €50.0 million at the time made;

(11) the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to BP I, BP II or a Restricted Subsidiary by, Unrestricted Subsidiaries;

(12) Restricted Payments (a) to any direct or indirect parent of BP I or BP II in amounts required for such parent to pay national, state or local income taxes (as the case may be) imposed directly on such parent to the extent such income taxes are attributable to the income of BP I, BP II and the Restricted Subsidiaries (including, without limitation, by virtue of such parent being the common parent of a consolidated or combined tax group of which BP I, BP II or the Restricted Subsidiaries are members) or (b) to RGHL or any of its Affiliates relating to the transfer or surrender, in each case on arm’s-length terms, of any tax losses or other tax assets that can be used by BP I, BP II or a Restricted Subsidiary;

(13) the payment of dividends, other distributions or other amounts or the making of loans or advances or any other Restricted Payment, if applicable:

(a) in amounts required for any direct or indirect parent of BP I or BP II, if applicable, to pay fees and expenses (including franchise or similar taxes) required to maintain its corporate existence, customary salary, bonus and other benefits payable to, and indemnities provided on behalf of, officers, directors and employees of any direct or indirect parent of BP I or BP II, if applicable, and general corporate operating and overhead expenses (including without limitation compliance and reporting expenses) of any direct or indirect parent of BP I or BP II, if applicable, in each case to the extent such fees and expenses are attributable to the ownership or operation of BP I or BP II, if applicable, and their respective Subsidiaries; provided that for so long as such direct or indirect parent owns no material assets other than Equity Interests in BP I or BP II or any direct or indirect parent of BP I or BP II, such fees and expenses shall be deemed for purposes of this clause 13(a) to be attributable to such ownership or operation;

(b) in amounts required for any direct or indirect parent of BP I or BP II, if applicable, to pay interest and principal on Indebtedness the proceeds of which have been contributed to BP I, BP II or any Restricted Subsidiaries and that has been guaranteed by, or is otherwise considered Indebtedness of, BP I or BP II Incurred in accordance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” and

(c) in amounts required for any direct or indirect parent of BP I or BP II to pay fees and expenses, other than to Affiliates of BP I or BP II, related to any unsuccessful equity or debt offering of such parent.

(14) Restricted Payments used to fund the Transactions, the 2009 Post-Closing Reorganization and the payment of fees and expenses incurred in connection with the Transactions and the 2009 Post-Closing

Reorganization (including as a result of the cancellation or vesting of outstanding options and other equity-based awards in connection therewith) as described in the Offering Circular (including payments made pursuant to the Acquisition Documents, the Reynolds Acquisition Documents, the Evergreen Acquisition Documents, the Pactiv Acquisition Document or the Reynolds Foodservice Acquisition Document, whether payable on the Issue Date or thereafter) or owed by BP I or BP II or any direct or indirect parent of BP I or BP II, as the case may be, or any Restricted Subsidiary to Affiliates for services rendered or goods sold, in each case to the extent permitted by the covenant described under “— Transactions with Affiliates;”

(15) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(16) purchases of receivables pursuant to a Receivables Repurchase Obligation in connection with a Qualified Receivables Financing and the payment or distribution of Receivables Fees;

(17) payments of cash, or dividends, distributions, advances or other Restricted Payments by BP I, BP II or any Restricted Subsidiary to allow the payment of cash in lieu of the issuance of fractional shares upon the exercise of options or warrants or upon the conversion or exchange of Capital Stock of any such Person;

(18) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness constituting Acquired Indebtedness or any other Subordinated Indebtedness (including the 2007 Senior Subordinated Notes) pursuant to the provisions similar to those described under the captions “— Change of Control” and “— Certain Covenants — Asset Sales,” provided that all Senior Secured Notes tendered by holders of the Senior Secured Notes in connection with a Change of Control or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value in accordance with the terms of the Senior Secured Notes Indenture;

(19) payments or distributions to dissenting stockholders pursuant to applicable law or in connection with a consolidation, amalgamation, merger or transfer of all or Substantially All of the assets of BP I, BP II and the Restricted Subsidiaries, taken as a whole, that complies with the covenant described under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets;” provided that as a result of such consolidation, amalgamation, merger or transfer of assets, the Issuers shall have made a Change of Control Offer (if required by the Senior Secured Notes Indenture) and that all Senior Secured Notes tendered by holders in connection with such Change of Control Offer have been repurchased, redeemed or acquired for value; and

(20) Restricted Payments in an amount not to exceed an aggregate of €25.0 million made with the proceeds of the sale of Non-Strategic Land in accordance with the covenant described under “— Certain Covenants — Asset Sales;”

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (10), (11) and (20), no Default shall have occurred and be continuing or would occur as a consequence thereof.

BP II does not have any Subsidiaries and all of BP I’s Subsidiaries, including the Issuers, are Restricted Subsidiaries. BP I and BP II will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by BP I, BP II and the Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation will only be permitted if a Restricted Payment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Dividend and Other Payment Restrictions Affecting Subsidiaries.  The Senior Secured Notes Indenture provides that BP I and BP II will not, and will not permit any Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a) (i) pay dividends or make any other distributions to BP I, BP II or any Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits; or (ii) pay any Indebtedness owed to BP I, BP II or any Restricted Subsidiaries;

(b) make loans or advances to BP I, BP II or any Restricted Subsidiaries; or

(c) sell, lease or transfer any of its properties or assets to BP I, BP II or any Restricted Subsidiaries; except in each case for such encumbrances or restrictions existing under or by reason of:

(1) contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Senior Secured Credit Facilities, Local Facilities, local overdraft and other local working capital facilities, the Senior Notes Indenture, the May 2010 Indenture, the 2009 Indenture, 2007 Senior Note Indenture, the 2007 Senior Subordinated Notes Indenture, and the 2007 Intercreditor Agreement, the 2009 Security Documents and the 2007 Notes Security Documents;

(2) the Senior Secured Notes Indenture, the Senior Secured Notes (and guarantees thereof), the Security Documents and the First Lien Intercreditor Agreement, any Currency Agreement, any agreement or instrument creating a Hedging Obligation and any Additional Intercreditor Agreements;

(3) applicable law or any applicable rule, regulation or order;

(4) any agreement or other instrument of a Person acquired by BP I, BP II or any Restricted Subsidiary which was in existence at the time of such acquisition (but not created in contemplation thereof or to provide all or any portion of the funds or credit support utilized to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired;

(5) contracts or agreements for the sale of assets, including any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(6) any Restricted Investment not prohibited by the covenant described under “— Certain Covenants — Limitation on Restricted Payments” and any Permitted Investment;

(7) restrictions on cash or other deposits or net worth imposed by regulatory authorities (including with respect to tax obligations and value-added taxes), in connection with deductions made for tax, pension, national insurance and other similar purposes or for the benefit of customers under contracts entered into in the ordinary course of business;

(8) customary provisions in joint venture agreements, similar agreements relating solely to such joint venture and other similar agreements entered into in the ordinary course of business;

(9) Capitalized Lease Obligations and purchase money obligations for property acquired in the ordinary course of business;

(10) customary provisions contained in leases (other than financing or similar leases), licenses and other similar agreements entered into in the ordinary course of business;

(11) any encumbrance or restriction of a Receivables Subsidiary effected in connection with a Qualified Receivables Financing; provided, however, that such restrictions apply only to such Receivables Subsidiary;

(12) any encumbrance or restriction arising pursuant to an agreement or instrument relating to any Indebtedness permitted to be Incurred subsequent to the Issue Date by the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” (i) if the encumbrances and restrictions contained in any such agreement or instrument taken as a whole are not materially less favorable to the holders of the Senior Secured Notes than the encumbrances and restrictions contained in the Senior Secured Credit Facilities as of the Issue Date (as determined in good faith by the Issuers) or (ii) if such encumbrance or restriction is not materially more disadvantageous to the holders of the Senior Secured Notes than is customary in comparable financings (as determined in good faith by the Issuers) and either (x) the Issuers determine that such encumbrance or restriction will not materially affect the Issuers’ ability to make principal or interest payments on the Senior Secured Notes as and when they come due or (y) such encumbrance or restriction applies only if a default occurs in respect of a payment or financial covenant relating to such Indebtedness;

(13) any encumbrances or restrictions of the type referred to in clause (c) above existing by reason of any Lien permitted under the covenant described under “— Certain Covenants — Liens;”

(14) any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (13) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good-faith judgment of the Issuers, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; and

(15) restrictions on cash or other deposits or net worth imposed by customers under agreements entered into in the ordinary course of business.

For purposes of determining compliance with this covenant, (1) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on ordinary shares shall not be deemed a restriction on the ability to make distributions on Capital Stock and (2) the subordination of (or remedy bars in respect of) loans or advances made to BP I, BP II or a Restricted Subsidiary to other Indebtedness Incurred by BP I, BP II or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

Asset Sales.  The Senior Secured Notes Indenture provides that BP I and BP II will not, and will not permit any Restricted Subsidiaries to, cause or make an Asset Sale, unless (x) BP I, BP II or any Restricted Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of, and (y) at least 75% of the consideration therefor received by BP I, BP II or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided that for purposes of clause (y) the amount of:

(a) any liabilities (as shown on BP I’s, BP II’s or such Restricted Subsidiary’s most recent balance sheet or in the notes thereto) of BP I, BP II or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Senior Secured Notes or any Senior Secured Note Guarantee) that are assumed by the transferee of any such assets,

(b) any notes or other obligations or other securities or assets received by BP I, BP II or such Restricted Subsidiary from such transferee that are converted by BP I, BP II or such Restricted Subsidiary into cash within 180 days of the receipt thereof (to the extent of the cash received), and

(c) any Designated Non-cash Consideration received by BP I, BP II or any Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed 1.25% of Total Assets at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value), shall be deemed to be Cash Equivalents for the purposes of this provision.

Within 12 months after BP I, BP II or any Restricted Subsidiary’s receipt of the Net Proceeds of any Asset Sale, BP I, BP II or such Restricted Subsidiary may apply the Net Proceeds from such Asset Sale, at its option:

(1) to repay (a) Obligations constituting First Lien Obligations (and, if such Indebtedness repaid is under a revolving credit facility, to correspondingly reduce commitments with respect thereto); provided, however, that if any First Lien Obligations other than the Senior Secured Notes are repaid with the Net Proceeds of any Asset Sale, the Issuers will equally and ratably reduce Obligations under the Senior Secured Notes through open-market purchases (provided that such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders to purchase at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, the pro rata principal amount of Senior Secured Notes or (b) Obligations constituting Indebtedness of a Restricted Subsidiary of BP I that is not an Issuer or a Senior Secured Note Guarantor, in the case of each of clauses (a) and (b), other than Indebtedness owed to RGHL or its Affiliates;

(2) to make an investment in any one or more businesses (provided that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of BP I if it is not already a Restricted Subsidiary of BP I), assets, or property or capital expenditures (including refurbishments), in each case used or useful in a Similar Business; or

(3) to make an investment in any one or more businesses (provided that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of BP I), properties or assets that replace the properties and assets that are the subject of such Asset Sale.

In the case of clauses (2) and (3) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment; provided that in the event such binding commitment is later canceled or terminated for any reason before such Net Proceeds are so applied, BP I, BP II or such Restricted Subsidiary enters into another binding commitment (a “Second Commitment”) within nine months of such cancellation or termination of the prior binding commitment; provided further that BP I, BP II or such Restricted Subsidiary may only enter into a Second Commitment under the foregoing provision one time with respect to each Asset Sale.

Pending the final application of any such Net Proceeds, BP I, BP II or such Restricted Subsidiary may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in any manner not prohibited by the Senior Secured Notes Indenture. The Holders may not have control of, or a perfected security interest in, Net Proceeds of any Collateral, which could have the effect of diminishing the value of, and ability to collect with respect to, that Collateral. Any Net Proceeds from any Asset Sale that are not applied as provided and within the time period set forth in the immediately two preceding paragraphs (it being understood that any portion of such Net Proceeds used to make an offer to purchase Senior Secured Notes, as described in clause (1) above, shall be deemed to have been invested whether or not such offer is accepted) will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds €20.0 million, the Issuers shall make an offer to all holders of Senior Secured Notes (and, at the option of the Issuers, to holders of any First Lien Obligations of an Issuer or Senior Secured Note Guarantor or any other Indebtedness of a Restricted Subsidiary of BP I that is not an Obligor) (an “Asset Sale Offer”) to purchase on a pro rata basis the maximum principal amount of Senior Secured Notes (and such First Lien Obligations and other Indebtedness), that is at least $100,000 and an integral multiple of $1,000 that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof (or, in the event such First Lien Obligations or other Indebtedness was issued with significant original issue discount, 100% of the accreted value thereof), plus accrued and unpaid interest and additional interest, if any (or, in respect of such First Lien Obligations or other Indebtedness, such lesser price, if any, as may be provided for by the terms of such First Lien Obligations or other Indebtedness), to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Senior Secured Notes Indenture.

The Issuers will commence an Asset Sale Offer with respect to Excess Proceeds within ten (10) Business Days after the date that Excess Proceeds exceed €20.0 million by mailing (or otherwise delivering in accordance with applicable DTC procedures) the notice required pursuant to the terms of the Senior Secured Notes Indenture, with a copy to the Trustee. To the extent that the aggregate amount of Senior Secured Notes (and such First Lien Obligations or other Indebtedness) tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, BP I, BP II or such Restricted Subsidiary may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Senior Secured Notes (and such First Lien Obligations or other Indebtedness) surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Senior Secured Notes to be purchased in the manner described below. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero. An Asset Sale Offer need not be made by the Issuers until the date that is 12 months after the date on which an Asset Sale is made, the proceeds of which, in aggregate with all funds not applied in accordance with this covenant or the subject of an Asset Sale Offer, exceed €20.0 million.

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws or regulations are applicable in connection with the repurchase of the Senior Secured Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Senior Secured Notes Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Senior Secured Notes Indenture by virtue thereof.

If more Senior Secured Notes (and such First Lien Obligations or other Indebtedness) are tendered pursuant to an Asset Sale Offer than the Issuers are required to purchase, selection of such Senior Secured Notes for purchase will be made by the Trustee on a pro rata basis, to the extent practicable and in compliance with the requirements of DTC, and any stock exchange on which the Senior Secured Notes are then admitted to trading; provided that no Senior Secured Notes of $100,000 or less shall be purchased in part. Selection of such First Lien Obligations or other Indebtedness will be made pursuant to the terms of such First Lien Obligations or other Indebtedness.

An Asset Sale Offer insofar as it relates to the Senior Secured Notes, will remain open for a period of not less than 20 Business Days following its commencement (the “Offer Period”). No later than five Business Days after the termination of the applicable Offer Period the Issuers will purchase the principal amount of the Senior Secured Notes (and purchase or repay any relevant First Lien Obligations or other Indebtedness required to be so purchased or repaid as set out above) validly tendered.

To the extent that any portion of the Net Proceeds payable in respect of the Senior Secured Notes is denominated in a currency other than the currency in which the relevant Senior Secured Notes are denominated, the amount payable in respect of such Senior Secured Notes shall not exceed the net amount of funds in the currency in which such Senior Secured Notes are denominated as is actually received by BP I, BP II or such Restricted Subsidiary upon converting the relevant portion of the Net Proceeds into such currency.

Notices of an Asset Sale Offer shall be mailed by first-class mail, postage prepaid (or otherwise delivered in accordance with applicable DTC procedures) at least 30 but not more than 60 days before the purchase date to each holder of Senior Secured Notes at such holder’s registered address. If any Senior Secured Note is to be purchased in part only, any notice of purchase that relates to such Senior Secured Note shall state the portion of the principal amount thereof that has been or is to be purchased.

The provisions under the Senior Secured Notes Indenture relating to the Issuers’ obligation to make an Asset Sale Offer may be waived or modified with the consent of a majority in principal amount of the Senior Secured Notes.

In the event that an Asset Sale occurs at a time when the Issuers are prohibited from purchasing Senior Secured Notes, the Issuers could seek the consent of their lenders to purchase the Senior Secured Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuers do not obtain such a consent or repay such borrowings, the Issuers will remain prohibited from purchasing Senior Secured Notes.

In such case, the Issuers’ failure to purchase tendered Senior Secured Notes would constitute an Event of Default under the Senior Secured Notes Indenture that is likely, in turn, to constitute a default under the Issuers’ other Indebtedness.

Transactions with Affiliates.  The Senior Secured Notes Indenture provides that BP I and BP II will not, and will not permit any Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuers (each of the foregoing, an “Affiliate Transaction”) involving aggregate consideration in excess of $15.0 million, unless:

(a) such Affiliate Transaction is on terms that are not materially less favorable to BP I, BP II or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by BP I, BP II or such Restricted Subsidiary with an unrelated Person; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $30.0 million, BP I or BP II delivers to the Trustee a resolution adopted in good faith by the majority of the Board of Directors of BP I or BP II, approving such Affiliate Transaction and set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (a) above.

An Affiliate Transaction shall be deemed to have satisfied the approval requirements set forth in the preceding paragraph if (i) such Affiliate Transaction is approved by a majority of the Disinterested Directors or (ii) in the event there are no Disinterested Directors, a fairness opinion is provided by an Independent Financial Advisor with respect to such Affiliate Transaction.

The foregoing provisions will not apply to the following:

(1) transactions between or among BP I, BP II or any Restricted Subsidiaries (or an entity that becomes a Restricted Subsidiary as a result of such transaction) or between or among Restricted Subsidiaries or any Receivables Subsidiary and any merger, consolidation or amalgamation of BP I, BP II and any direct parent of BP I or BP II; provided that such parent shall have no material liabilities and no material assets other than cash, Cash Equivalents and the Capital Stock of BP I and BP II and such merger, consolidation or amalgamation is otherwise in compliance with the terms of the Senior Secured Notes Indenture and effected for a bona fide business purpose;

(2) Restricted Payments permitted by the provisions of the Senior Secured Notes Indenture described above under the covenant “— Certain Covenants — Limitation on Restricted Payments” and Permitted Investments;

(3) the entering into of any agreement (and any amendment or modification of any such agreement) to pay, and the payment of, annual management, consulting, monitoring and advisory fees to Rank in an aggregate amount in any fiscal year not to exceed 1.5% of EBITDA of BP I, BP II and the Restricted Subsidiaries for the immediately preceding fiscal year, plus out-of-pocket expense reimbursement;

(4) the payment of reasonable and customary fees and reimbursement of expenses paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of BP I, BP II or any Restricted Subsidiary or any direct or indirect parent of BP I or BP II;

(5) payments by BP I, BP II or any Restricted Subsidiaries to Rank made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with the Transactions, acquisitions or divestitures, which payments are (x) made pursuant to the agreements with Rank described in the Offering Circular under the caption “Shareholders and Related Party Transactions” or (y) approved by a majority of the Board of Directors of BP I or BP II in good faith;

(6) transactions in which BP I, BP II or any Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to BP I,

BP II or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (a) of the preceding paragraph;

(7) payments or loans (or cancellation of loans) to directors, employees or consultants which are approved by a majority of the Board of Directors of BP I or BP II in good faith;

(8) any agreement as in effect as of the Issue Date or any amendment thereto (so long as any such agreement together with all amendments thereto, taken as a whole, is not more disadvantageous to the holders of the Senior Secured Notes in any material respect than the original agreement as in effect on the Issue Date) or any transaction contemplated thereby as determined in good faith by senior management or the Board of Directors of BP I or BP II;

(9) the existence of, or the performance by BP I, BP II or any Restricted Subsidiaries of its obligations under the terms of, the Acquisition Documents, the Reynolds Acquisition Documents, the Evergreen Acquisition Documents, the Pactiv Acquisition Document, the Reynolds Foodservice Acquisition Document, the Credit Agreement Documents, the First Lien Intercreditor Agreement, the 2007 Intercreditor Agreement, any Additional Intercreditor Agreement, any shareholders’ agreement, (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date or any other agreement or arrangement in existence on the Issue Date or described in the Offering Circular and, in each case, any amendment thereto or similar transactions, agreements or arrangements which it may enter into thereafter; provided, however, that the existence of, or the performance by BP I, BP II or any Restricted Subsidiaries of its obligations under, any future amendment to any such existing transaction, agreement or arrangement or under any similar transaction, agreement or arrangement entered into after the Issue Date shall only be permitted by this clause (9) to the extent that the terms of any such existing transaction, agreement or arrangement together with all amendments thereto, taken as a whole, or new transaction, agreement or arrangement are not otherwise more disadvantageous to the holders of the Senior Secured Notes in any material respect than the original transaction, agreement or arrangement as in effect on the Issue Date;

(10) the execution of the Transactions, the 2009 Post-Closing Reorganization and the payment of all fees and expenses, bonuses and awards related to the Transactions, including fees to Rank, that are described in the Offering Circular or contemplated by the Acquisition Documents, the Reynolds Acquisition Documents, the Evergreen Acquisition Documents, the Pactiv Acquisition Document, the Food and the Flex Acquisition Document or by any of the other documents related to the Transactions;

(11) (a) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, or transactions otherwise relating to the purchase or sale of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Senior Secured Notes Indenture, which are fair to BP I, BP II and the Restricted Subsidiaries in the reasonable determination of the Board of Directors or the senior management of BP I or BP II, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party or (b) transactions with joint ventures or Unrestricted Subsidiaries entered into in the ordinary course of business;

(12) any transaction effected as part of a Qualified Receivables Financing or a Financing Disposition;

(13) the issuance of Equity Interests (other than Disqualified Stock) of BP I or BP II or Subordinated Shareholder Funding to any Person;

(14) the issuance of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding or entering into of employment arrangements, stock option and stock ownership plans or similar employee benefit plans approved by the Board of Directors of BP I or BP II or any direct or indirect parent of BP I or BP II or of a Restricted Subsidiary of BP I or BP II, as appropriate;

(15) the entering into and performance of any tax sharing agreement or arrangement and any payments permitted by clause (12) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Restricted Payments;”

(16) any contribution to the capital of BP I or BP II;

(17) transactions permitted by, and complying with, the provisions of the covenant described under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets;”

(18) transactions between BP I, BP II or any Restricted Subsidiaries and any Person, a director of which is also a director of BP I, BP II or any direct or indirect parent of BP I or BP II; provided, however, that such director abstains from voting as a director of BP I, BP II or such direct or indirect parent, as the case may be, on any matter involving such other Person;

(19) pledges of Equity Interests of Unrestricted Subsidiaries;

(20) the formation and maintenance of any consolidated or combined group or subgroup for tax, accounting or cash pooling or management purposes in the ordinary course of business;

(21) any employment agreements entered into by BP I, BP II or any Restricted Subsidiaries in the ordinary course of business; and

(22) intercompany transactions undertaken in good faith (as certified by a responsible financial or accounting officer of BP I or BP II in an Officers’ Certificate) for the purpose of improving the consolidated tax efficiency of BP I, BP II and their respective Subsidiaries and not for the purpose of circumventing any covenant set forth in the Senior Secured Notes Indenture.

Liens.  The Senior Secured Notes Indenture provides that BP I and BP II will not, and will not permit any Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien on any asset or property of BP I, BP II or such Restricted Subsidiary (including Capital Stock or Indebtedness of a Restricted Subsidiary), whether owned on the Issue Date or acquired thereafter, or any interest therein or any income, profits or proceeds therefrom securing any Indebtedness, except Permitted Liens.

In addition, the Senior Secured Notes Indenture provides that at any time the First Lien Obligations consist solely of the Senior Secured Notes and other Public Debt that contains limitations similar to those set forth under “— Security — Limitations on Stock Collateral,” BP I and BP II will not, and will not permit any Restricted Subsidiaries to, directly or indirectly, create, incur or suffer to exist any Lien on any Excluded Stock Collateral, except for any Lien in favor of the Senior Secured Notes and any other First Lien Obligations consisting of Public Debt with substantially similar limitations as those set forth under “— Security — Limitations on Stock Collateral.”

Reports and Other Information.  Notwithstanding that RGHL or the Issuers may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, RGHL (and the Issuers) will file with the SEC (and provide the Trustee and holders of the Senior Secured Notes with copies thereof, without cost to each holder, within 15 days after it files them with the SEC),

(1) within the time period specified in the SEC’s rules and regulations, annual reports on Form 20-F (or any successor or comparable form applicable to RGHL or the Issuers within the time period for non-accelerated filers to the extent such term is applicable to such form) containing the information required to be contained therein (or required in such successor or comparable form); provided, however, that, prior to the filing of the Senior Secured Notes Exchange Offer Registration Statement or the Senior Secured Notes Shelf Registration Statement, as the case may be, such report shall not be required to contain any certification required by any such form or by law,

(2) within 60 days after the end of each fiscal quarter other than the fourth fiscal quarter of any year, the information that would be required by a report on Form 10-Q (or any successor or comparable form applicable to RGHL or the Issuers) (which information, if RGHL and the Issuers are not required to file reports on Form 10-Q, will be filed on Form 6-K (or any successor or comparable form applicable to RGHL or the Issuers)); provided, however, that prior to the filing of the Senior Secured Notes Exchange Offer Registration Statement or the Senior Secured Notes Shelf Registration Statement, as the case may be, such report shall not be required to contain any certification required by any such form or by law, and

(3) promptly from time to time after the occurrence of an event required to be reported on Form 8-K (or any successor or comparable form applicable to RGHL or the Issuers), the information that would be required by a Form 8-K (or any successor or comparable form applicable to RGHL or the Issuers) (which information, if RGHL and the Issuers are not required to file reports on Form 8-K will be filed on Form 6-K (or any successor or comparable form applicable to RGHL or the Issuers));

provided, however, that RGHL (and the Issuers) shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event RGHL (or the Issuers) will post the reports specified in the first sentence of this paragraph on its website within the time periods that would apply if RGHL were required to file those reports with the SEC. In addition, RGHL will make available such information to prospective purchasers of Senior Secured Notes, in addition to providing such information to the Trustee and the holders of the Senior Secured Notes, in each case within 15 days after the time RGHL would be required to file such information with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act. Notwithstanding the foregoing, RGHL and the Issuers may satisfy the foregoing reporting requirements (i) prior to the filing with the SEC of the Senior Secured Notes Exchange Offer Registration Statement, or if the Senior Secured Notes Exchange Offer Registration Statement is not filed within the applicable time limits pursuant to the Senior Secured Notes Registration Rights Agreement, the Senior Secured Notes Shelf Registration Statement, by providing the Trustee and the secured noteholders with (x) substantially the same information as would be required to be filed with the SEC by RGHL and the Issuers on Form 20-F (or any successor or comparable form applicable to RGHL or the Issuers) if they were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act within 90 days after the end of the applicable fiscal year and (y) substantially the same information as would be required to be filed with the SEC by RGHL and the Issuers on Form 10-Q (or any successor or comparable form applicable to RGHL or the Issuers) if they were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act within 60 days after the end of the applicable fiscal quarter and (ii) after filing with the SEC the Senior Secured Notes Exchange Offer Registration Statement, or if the Senior Secured Notes Exchange Offer Registration Statement is not filed within the applicable time limits pursuant to the Senior Secured Notes Registration Rights Agreement, the Senior Secured Notes Shelf Registration Statement, but prior to the effectiveness of the Senior Secured Notes Exchange Offer Registration Statement or Senior Secured Notes Shelf Registration Statement, by publicly filing with the SEC the Senior Secured Notes Exchange Offer Registration Statement or Senior Secured Notes Shelf Registration Statement, to the extent any such registration statement contains substantially the same information as would be required to be filed by RGHL and the Issuers if they were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, and by providing the Trustee and the secured noteholders with such registration statement (and amendments thereto) promptly following the filing with the SEC thereof.

Notwithstanding the foregoing, the annual reports, information, documents and other reports filed with the SEC will include all of the information, with respect to the financial condition and results of operations of BP I and BP II on a combined basis separate from the financial condition and results of operations from RGHL on a consolidated basis, that RGHL, BP I and BP II are required to include in information, documents and other reports made available pursuant to the 2009 Indenture (such information, the “Required Financial Information”). If RGHL’s, BP I’s or BP II’s obligations to provide the Required Financial Information shall cease to be in full force and effect, RGHL, BP I and BP II shall make available to the Trustee and the secured noteholders information substantially equivalent to the Required Financial Information as if their obligations to provide such information under the 2009 Indenture remained in full force and effect.

Notwithstanding the foregoing, RGHL will be deemed to have furnished such reports referred to above to the Trustee and the holders of the Senior Secured Notes if RGHL has filed such reports with the SEC via the EDGAR filing system and such reports are publicly available.

The Senior Secured Notes Indenture also provides that, so long as any of the Senior Secured Notes remain outstanding and during any period during which BP I or the Issuers are not subject to Section 13 or 15(d) of the Exchange Act, or otherwise permitted to furnish the SEC with certain information pursuant to Rule 12g 3-2(b) of the Exchange Act, each Issuer will make available to the holders of the Senior Secured Notes and to prospective investors, upon their request, the information required to be delivered by Rule 144A(d)(4) under the Securities Act.

Future Senior Secured Note Guarantors.  The Senior Secured Notes Indenture provides that each Restricted Subsidiary (unless such Subsidiary is an Issuer, a Senior Secured Note Guarantor or a Receivables Subsidiary) that guarantees, assumes or in any other manner becomes liable with respect to (a) any Indebtedness under any Credit Agreement or (b) any Public Debt (including any proceeds loans or other intercompany loans in respect thereof) of BP I, BP II, an Issuer or any Senior Secured Note Guarantor, in each case, will execute and deliver to the Trustee a supplemental indenture pursuant to which such Restricted Subsidiary will guarantee payment of the Senior Secured Notes; provided that notwithstanding the foregoing:

(a) the Thai Guarantor (as defined below) shall only be required to enter into its Senior Secured Note Guarantee as described below under the caption “— Certain Covenants — Bank of Thailand Approval and Thai Business Permit;”

(b) to the extent the foregoing obligation is triggered by Indebtedness or Public Debt existing as of November 16, 2010, the relevant Restricted Subsidiary shall only be required to enter into its respective Senior Secured Note Guarantee at such time as it grants its guarantee with respect to the Indebtedness incurred as incremental term loan borrowings under the Senior Secured Credit Facilities with respect to the Pactiv Acquisition;

(c) no Senior Secured Note Guarantee shall be required as a result of any Indebtedness or guarantee of Indebtedness that existed at the time such Person became a Restricted Subsidiary if the Indebtedness or guarantee was not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary;

(d) no such Senior Secured Note Guarantee need be secured unless required pursuant to the “Future Collateral” covenant;

(e) if such Indebtedness is by its terms expressly subordinated to the Senior Secured Notes or any Senior Secured Note Guarantee, any such assumption, guarantee or other liability of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated to such Restricted Subsidiary’s Senior Secured Note Guarantee of the Senior Secured Notes at least to the same extent as such Indebtedness is subordinated to the Senior Secured Notes or any other senior guarantee;

(f) no Senior Secured Note Guarantee shall be required as a result of any guarantee given to a bank or trust company incorporated in any member state of the European Union as of the date of the Senior Secured Notes Indenture or any commercial banking institution that is a member of the US Federal Reserve System (or any branch, Subsidiary or Affiliate thereof), in each case having combined capital and surplus and undivided profits of not less than $500.0 million, whose debt has a rating, at the time such guarantee was given, of at least A or the equivalent thereof by S&P and at least A2 or the equivalent thereof by Moody’s, in connection with the operation of cash management programs established for BP I’s and BP II’s benefit or that of any Restricted Subsidiary;

(g) no Senior Secured Note Guarantee shall be required if such Senior Secured Note Guarantee would not be required pursuant to the applicable provisions of the Agreed Security Principles;

(h) no Senior Secured Note Guarantee shall be required from a US Controlled Foreign Subsidiary or a Financial Assistance Restricted Subsidiary;

(i) no Senior Secured Note Guarantee shall be required if such Senior Secured Note Guarantee could reasonably be expected to give rise to or result in (x) personal liability for, or material risk of personal liability for, the officers, directors or shareholders of BP I, BP II, any parent of BP I or BP II or any Restricted Subsidiary, (y) any violation of, or material risk of violation of, applicable law that cannot be avoided or otherwise prevented through measures reasonably available to BP I, BP II or any such Restricted Subsidiary, including, for the avoidance of doubt, “whitewash” or similar procedures or (z) any significant cost, expense, liability or obligation (including with respect of any Taxes) other than reasonable out-of-pocket expenses and other than reasonable expenses Incurred in connection with any governmental or regulatory filings required as a result of, or any measures pursuant to clause (y) undertaken in connection with, such Senior Secured Note Guarantee, which cannot be avoided through measures reasonably available to BP I, BP II or any such Restricted Subsidiary; and

(j) each such Senior Secured Note Guarantee will be limited as necessary to recognize certain defenses generally available to guarantors (including those that relate to fraudulent conveyance or transfer, voidable preference, financial assistance, corporate purpose, capital maintenance or similar laws, regulations or defenses affecting the rights of creditors generally) or other considerations under applicable law.

The Senior Secured Note Guarantees shall be released in accordance with the provisions of the Senior Secured Notes Indenture described under “— Senior Secured Note Guarantees.”

Bank of Thailand Approval and Thai Business Permit.  The Senior Secured Notes Indenture provides that, within 30 days after November 16, 2010 (or on such later date as may be permitted by the administrative agent under the Senior Secured Credit Facilities in its sole discretion) SIG Combibloc Limited (Thailand) (the “Thai Guarantor”) shall apply to the Bank of Thailand for, and use commercially reasonable efforts to obtain, in-principle approval for the remittance of any foreign currency sum pursuant to the Thai Guarantor’s obligation to make any payment under the Thai Senior Secured Note Guarantee (as defined below).

If such Bank of Thailand in-principle approval is received, the Thai Guarantor shall promptly apply for, and shall use commercially reasonable efforts to obtain, the requisite permit under the Alien Business Act B.E. 2542 from the Director-General of the Department of Business Development, Ministry of Commerce of Thailand (the “Thai Business Permit”) permitting the Thai Guarantor to provide a guarantee for payment of the Senior Secured Notes (the “Thai Senior Secured Note Guarantee”) and to provide security in favor of the Senior Secured Notes.

Notwithstanding the provisions set forth under “— Certain Covenants — Future Senior Secured Note Guarantors,” but subject to the exceptions to the requirement to provide a Senior Secured Note Guarantee contained therein, the Thai Guarantor shall execute and deliver to the Trustee a supplemental indenture pursuant to which it will guarantee payment of the Senior Secured Notes, and shall enter into the relevant Security Documents pursuant to which security interests in the relevant Collateral will be reaffirmed and extended to secure the Senior Secured Notes, within 60 days of obtaining its Thai Business Permit (or on such later date as may be permitted by the administrative agent under the Senior Secured Credit Facilities in its sole discretion), but in any event not earlier than the date on which the Thai Guarantor enters into or confirms its guarantee with respect to the Indebtedness incurred as incremental term loan borrowings under the Senior Secured Credit Facilities in connection with the Pactiv Acquisition, provided that at such time it would, but for the provisions of this section, be required to grant a Senior Secured Note Guarantee under the terms of the section “— Certain Covenants — Future Senior Secured Note Guarantors” above.

In addition, in respect of any in-principle approval of the Bank of Thailand granted to the Thai Guarantor, the Thai Guarantor agrees to: (i) when it is required to remit the foreign currency sum pursuant to its obligation of payment under the Thai Senior Secured Note Guarantee, comply with the Bank of Thailand’s requirements set out in such in-principle approval for obtaining the final approval of the Bank of Thailand for the remittance of such sum (to the full amount of its guarantee obligations), within the time limits specified by the Bank of Thailand (if any); (ii) if such in-principle approval has an expiry date, apply for the renewal or extension of such approval prior to the expiry date of such approval, so long as any of the obligations under the Thai Senior Secured Note Guarantee are outstanding; and (iii) comply with the conditions set out in the final approval (if any) to allow the Thai Guarantor to remit the approved foreign currency sum (to the fullest extent) for the payment under the Thai Senior Secured Note Guarantee.

Limitation on the U.S. Issuers.  Notwithstanding anything contained in the Senior Secured Notes Indenture to the contrary, neither of the U.S. Issuers will, directly or indirectly, own or acquire any Equity Interests in a US Controlled Foreign Subsidiary.

Limitation on Ownership of Foreign Subsidiaries.  No Foreign Subsidiary of RGHL shall also be a Subsidiary of a Domestic Subsidiary of RGHL unless such Domestic Subsidiary is a disregarded entity for US tax purposes; provided, however, that such limitation shall not apply to (x) any Foreign Subsidiary of RGHL that is a Subsidiary of SIG Combibloc Inc., Closure Systems International Inc., Closure Systems Mexico Holdings LLC or CSI Mexico LLC as of the Issue Date, (y) any Foreign Subsidiary of a Domestic Subsidiary at the time such Domestic Subsidiary becomes a Subsidiary of RGHL (provided, however, that such Foreign Subsidiary did not become a Subsidiary of such Domestic Subsidiary in connection with, or in contemplation of, such Domestic Subsidiary becoming a Subsidiary of RGHL) or (z) any Foreign Subsidiary that is not a US Controlled Foreign Subsidiary.

Fiscal Year.  Each Issuer at all times will have the same fiscal year as BP I and BP II and RGHL.

Limitations on Amendment of 2007 Senior Subordinated Notes.  Except with the consent of the Holders of a majority in outstanding aggregate principal amount of the Senior Secured Notes, BP II and the Obligors will not amend the 2007 Senior Subordinated Note Indenture or the notes and guarantees in respect of the foregoing if such amendment would result in any of the following:

(a) the principal obligor in respect of the 2007 Senior Subordinated Notes not being either RGHL or BP II;

(b) (x) except as may be otherwise permitted under the Senior Secured Notes Indenture under “Certain Covenants — Future Senior Secured Note Guarantors,” any Restricted Subsidiary other than a Senior Secured Note Guarantor or an Issuer guaranteeing the 2007 Senior Notes or the 2007 Senior Subordinated Notes or (y) such guarantees not being subordinated to the Senior Secured Notes and Senior Secured Note Guarantees pursuant to the 2007 Intercreditor Agreement; or

(c) the terms of the 2007 Senior Subordinated Notes relating to subordination being materially less favorable overall to the Holders.

Impairment of Security Interest.  Subject to the following paragraph, BP I shall not, and shall not permit any Restricted Subsidiaries to, take or knowingly or negligently omit to take, any action which action or omission might reasonably or would (in the good faith determination of the Issuers), have the result of materially impairing the value of the security interests taken as a whole (including the lien priority with respect thereto) with respect to the Collateral for the benefit of the Trustee and the Holders of the Senior Secured Notes (including materially impairing the lien priority of the Senior Secured Notes with respect thereto) (it being understood that any release described under “Security — Release of Collateral” and the incurrence of Permitted Liens shall not be deemed to so materially impair the security interests with respect to the Collateral), provided that BP I, BP II and the Restricted Subsidiaries may Incur Permitted Liens and Liens otherwise permitted pursuant to “Certain Covenants — Liens.”

The Senior Secured Notes Indenture provides that, at the direction of the Issuers and without the consent of the Holders, the Trustee (or its agent or designee) shall from time to time enter into one or more amendments, extensions, renewals, restatements, supplements or other modifications or replacements to or of the Security Documents to: (i) cure any ambiguity, omission, defect or inconsistency therein, (ii) provide for Permitted Liens or Liens otherwise permitted under “Certain Covenants — Liens,” (iii) add to the Collateral or (iv) make any other change thereto that does not adversely affect the Holders in any material respect; provided, however, that, in the case of clauses (ii) and (iii), no Security Document may be amended, extended, renewed, restated, supplemented or otherwise modified, in each case in any material respect, or replaced, unless contemporaneously with such amendment, extension, renewal, restatement, supplement, modification or renewal, the Issuers deliver to the Trustee, either:

(a) a solvency opinion, in form and substance satisfactory to the Trustee, from an Independent Financial Advisor satisfactory to the Trustee confirming the solvency of BP I, BP II and their respective

Subsidiaries, taken as a whole, after giving effect to any transactions related to such amendment, extension, renewal, restatement, supplement, modification or replacement; or

(b) an Opinion of Counsel, in form and substance satisfactory to the Trustee confirming that, after giving effect to any transactions related to such amendment, extension, renewal, restatement, supplement, modification or replacement, the Lien or Liens securing the Senior Secured Notes created under the Security Documents so amended, extended, renewed, restated, supplemented, modified or replaced remain valid and, to the extent applicable in the jurisdiction and required under the Agreed Security Principles, perfected, Liens.

Future Collateral.  Subject to the Agreed Security Principles, as promptly as reasonably practicable after the acquisition by the Issuers or any Senior Secured Note Guarantor of any After-Acquired Collateral, the Issuers or such Senior Secured Note Guarantor shall execute and deliver such mortgages, deeds of trust, security instruments, financing statements and certificates and opinions of counsel as shall be reasonably necessary to vest in the Trustee a valid and, to the extent applicable in the applicable jurisdiction and required under the Agreed Security Principles, perfected, security interest, subject only to Permitted Liens, in such After-Acquired Collateral and to have such After-Acquired Collateral (but subject to certain limitations, if applicable), added to the Collateral, and thereupon all provisions of the Indenture relating to the Collateral shall be deemed to relate to such After-Acquired Collateral to the same extent and with the same force and effect; provided, however, that if granting such security interest in such After-Acquired Collateral requires the consent of a third party, the Issuers will use commercially reasonable efforts to obtain such consent with respect to the security interest for the benefit of the Trustee on behalf of the Holders of the Senior Secured Notes; provided further, however, that if such third party does not consent to the granting of such security interest after the use of such commercially reasonable efforts, the Issuers or such Senior Secured Note Guarantor, as the case may be, will not be required to provide such security interest. Under the commercially reasonable efforts standard, the Issuers will not be obligated to seek to obtain consent if, in the good faith determination of BP I, to do so would have a material adverse effect on the ability of the Issuers or the relevant Senior Secured Note Guarantors to conduct their operations and business in the ordinary course or if, in good faith determination of BP I, to do so would be inconsistent with the Agreed Security Principles.

Covenant Suspension.  If (i) the Senior Secured Notes have Investment Grade Ratings from both Rating Agencies, and the Issuers have delivered written notice of such Investment Grade Ratings to the Trustee, and (ii) no Default has occurred and is continuing under the Senior Secured Notes Indenture, then, beginning on that day, BP I, BP II and the Restricted Subsidiaries will not be subject to the covenants (and related defaults) specifically listed under the following captions in this “Description of the Senior Secured Notes” section of the Offering Circular (the “Suspended Covenants”):

(1) “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(2) “— Limitation on Restricted Payments;”

(3) “— Dividend and Other Payment Restrictions Affecting Subsidiaries;”

(4) “— Asset Sales;”

(5) “— Transactions with Affiliates;”

(6) “— Future Senior Secured Note Guarantors;”

(7) “— Future Collateral;”

(8) clause (4) of the first paragraph of “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets;” and

(9) “— Change of Control.”

In the event that BP I, BP II and the Restricted Subsidiaries are not subject to the Suspended Covenants under the Senior Secured Notes Indenture for any period of time as a result of the foregoing, and on any subsequent date one or both of the Rating Agencies (a) withdraw their Investment Grade Rating or downgrade the rating assigned to the Senior Secured Notes below an Investment Grade Rating or (b) BP I, BP II or any of their Affiliates enters into an agreement to effect a transaction that would result in a breach of a Suspended Covenant if not so suspended and one or more of the Rating Agencies indicate that if consummated, such transaction (alone or together with any related recapitalization or refinancing transactions) would cause such Rating Agency to withdraw its Investment Grade Rating or downgrade the ratings assigned to the Senior Secured Notes below an Investment Grade Rating, then BP I, BP II and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants under the Senior Secured Notes Indenture. Such covenants will not, however, be of any effect with regard to the actions of BP I, BP II and the Restricted Subsidiaries properly taken during the continuance of the covenant suspension and the covenant described under “— Limitation on Restricted Payments” shall be interpreted as if it had been in effect since the Reference Date except that no Default will be deemed to have occurred and will not occur solely by reason of a Restricted Payment made during the covenant suspension.

During the continuance of the covenant suspension, no Restricted Subsidiary may be designated as an Unrestricted Subsidiary.

There can be no assurance that the Senior Secured Notes will ever achieve or maintain Investment Grade Ratings.

Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets

The Senior Secured Notes Indenture provides that each of BP I, BP II and each of the Issuers may not, directly or indirectly, consolidate, amalgamate or merge with or into or wind up or convert into (whether or not BP I, BP II or any Issuer, as applicable, is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or Substantially All of its properties or assets in one or more related transactions, to any Person unless:

(1) BP I, BP II, the U.S. Issuer I, the U.S. Issuer II or the Luxembourg Issuer, as applicable, is the surviving person or the Person formed by or surviving any such consolidation, amalgamation, merger, winding up or conversion (if other than BP I, BP II, the U.S. Issuer I, the U.S. Issuer II, or the Luxembourg Issuer, as applicable) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of any member state of the European Union on January 1, 2004, the United States, the District of Columbia, or any state or territory thereof, or New Zealand (BP I, BP II, the U.S. Issuer I, the U.S. Issuer II or the Luxembourg Issuer, as applicable, or such Person, as the case may be, being herein called the “Successor Company”); provided that in the case where the surviving Person is not a corporation, a co-obligor of the Senior Secured Notes is a corporation;

(2) the Successor Company (if other than BP I, BP II, the U.S. Issuer I, the U.S. Issuer II or the Luxembourg Issuer, as applicable) expressly assumes all the obligations of BP I, BP II, the U.S. Issuer I, the U.S. Issuer II or the Luxembourg Issuer, as applicable, under its Senior Secured Note Guarantee (if applicable) and the Senior Secured Notes Indenture, the First Lien Intercreditor Agreement, the 2007 Intercreditor Agreement and the applicable Security Documents pursuant to supplemental indentures or other documents or instruments in form and substance satisfactory to the Trustee;

(3) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

(4) immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period (and treating any Indebtedness which becomes an obligation of the Successor Company or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), either:

(a) the Successor Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” or

(b) the Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be greater than such ratio for BP I, BP II and the Restricted Subsidiaries immediately prior to such transaction;

(5) if the Successor Company is not BP I, BP II, the U.S. Issuer I, the U.S. Issuer II or the Luxembourg Issuer, as applicable, the Issuers and each Senior Secured Note Guarantor, unless it is the other party to the transactions described above, shall have by supplemental indenture confirmed that its obligations under the Senior Secured Notes Indenture, Senior Secured Notes and Senior Secured Note Guarantee, the Security Documents, First Lien Intercreditor Agreement and 2007 Intercreditor Agreement, as applicable, shall apply to such Person’s obligations under the Senior Secured Notes Indenture, the Senior Secured Notes, the Security Documents, the First Lien Intercreditor Agreement and 2007 Intercreditor Agreement and Senior Secured Note Guarantee; and

(6) the Issuers shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, amalgamation or transfer and such supplemental indentures (if any) comply with the Senior Secured Notes Indenture, provided that in giving such opinion such counsel may rely on an Officers’ Certificate as to compliance with the foregoing clauses (3) and (4) and as to any matters of fact.

The Successor Company (if other than BP I, BP II, the U.S. Issuer I, the U.S. Issuer II or the Luxembourg Issuer, as applicable) will succeed to, and be substituted for, BP I, BP II, the U.S. Issuer I, the U.S. Issuer II or the Luxembourg Issuer, as applicable, under the applicable Senior Secured Note Guarantee (if applicable), the Senior Secured Notes Indenture, the applicable Security Documents, the First Lien Intercreditor Agreement and 2007 Intercreditor Agreement, and in such event BP I, BP II, the U.S. Issuer I, the U.S. Issuer II or the Luxembourg Issuer, as applicable, will automatically be released and discharged from its obligations under the applicable Senior Secured Note Guarantee and the Senior Secured Notes Indenture, the applicable Security Documents, the First Lien Intercreditor Agreement and 2007 Intercreditor Agreement. Notwithstanding the foregoing clauses (3) and (4), (a) any Restricted Subsidiary (other than an Issuer) may merge, consolidate or amalgamate with or transfer all or part of its properties and assets to BP I, BP II or to another Restricted Subsidiary, and (b) BP I, BP II, the U.S. Issuer I, the U.S. Issuer II or the Luxembourg Issuer may merge, consolidate or amalgamate with an Affiliate incorporated solely for the purpose of reincorporating BP I, BP II, the U.S. Issuer I, the U.S. Issuer II or the Luxembourg Issuer in a member state of (or in another member state of) the European Union that was a member state on January 1, 2004, the United States, the District of Columbia, or any state or territory thereof, or New Zealand or may convert into a limited liability company, so long as the amount of Indebtedness of BP I, BP II and the Restricted Subsidiaries is not increased thereby. The provisions set forth in this “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among BP I, BP II and the Restricted Subsidiaries.

The Senior Secured Notes Indenture further provides that, subject to certain limitations in the Senior Secured Notes Indenture governing release of a Senior Secured Note Guarantee upon the sale or disposition of a Restricted Subsidiary that is a Senior Secured Note Guarantor, no Senior Secured Note Guarantor (other than RGHL) will, and BP I and BP II will not permit any Senior Secured Note Guarantor (other than RGHL) to, consolidate, amalgamate or merge with or into or wind up into (whether or not such Senior Secured Note

Guarantor is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or Substantially All of its properties or assets in one or more related transactions to, any Person unless:

(1) either (a) such Senior Secured Note Guarantor is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than such Senior Secured Note Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of any member state of the European Union that was a member state on January 1, 2004, the United States, the District of Columbia, or any state or territory thereof or New Zealand (such Senior Secured Note Guarantor or such Person, as the case may be, being herein called the “Successor Senior Secured Note Guarantor”), and the Successor Senior Secured Note Guarantor (if other than such Senior Secured Note Guarantor) expressly assumes all the obligations of such Senior Secured Note Guarantor under the Senior Secured Notes Indenture, the relevant Security Documents, the First Lien Intercreditor Agreement, the 2007 Intercreditor Agreement and such Senior Secured Note Guarantor’s Senior Secured Note Guarantee pursuant to a supplemental indenture or other documents or instruments in form satisfactory to the Trustee, or (b) if such sale or disposition or consolidation, amalgamation or merger is with a Person other than BP I, BP II or any Restricted Subsidiary, such sale or disposition or consolidation, amalgamation or merger is not in violation of the covenant described above under the caption “— Certain Covenants — Asset Sales;” and

(2) the Successor Senior Secured Note Guarantor (if other than such Senior Secured Note Guarantor) shall have delivered or caused to be delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger or transfer and such supplemental indenture (if any) comply with the Senior Secured Notes Indenture.

Subject to certain limitations described in the Senior Secured Notes Indenture, in a transaction to which the immediately preceding paragraph 1(a) applies, the Successor Senior Secured Note Guarantor (if other than such Senior Secured Note Guarantor) will succeed to, and be substituted for, such Senior Secured Note Guarantor under the Senior Secured Notes Indenture and such Senior Secured Note Guarantor’s Senior Secured Note Guarantee, and such Senior Secured Note Guarantor will automatically be released and discharged from its obligations under the Senior Secured Notes Indenture and such Senior Secured Note Guarantor’s Senior Secured Note Guarantee. Notwithstanding the foregoing, (1) a Senior Secured Note Guarantor may merge, amalgamate or consolidate with an Affiliate incorporated solely for the purpose of reincorporating such Senior Secured Note Guarantor in a member state of (or another member state of) the European Union that was a member state on January 1, 2004, the United States, the District of Columbia, or any state or territory thereof, so long as the amount of Indebtedness of the Senior Secured Note Guarantor is not increased thereby, and (2) a Senior Secured Note Guarantor may merge, amalgamate or consolidate with another Senior Secured Note Guarantor, an Issuer, BP I or BP II.

In addition, notwithstanding the foregoing, any Senior Secured Note Guarantor may consolidate, amalgamate or merge with or into or wind up into, or sell, assign, transfer, lease, convey or otherwise dispose of all or Substantially All of its properties or assets (collectively, a “Transfer”) to (x) BP I, an Issuer or any Senior Secured Note Guarantor or (y) any Restricted Subsidiary that is not a Senior Secured Note Guarantor; provided that at the time of each such Transfer pursuant to clause (y) the aggregate amount of all such Transfers since the Issue Date shall not exceed 5.0% of the consolidated assets of BP I, BP II, the Issuers and the Senior Secured Note Guarantors as shown on the most recent available combined consolidated balance sheet of BP I, BP II, the Issuers and the Restricted Subsidiaries after giving effect to each such Transfer and including all Transfers occurring from and after the Issue Date (excluding Transfers in connection with the Transactions described in the Offering Circular). Subject to the foregoing, upon a Transfer to a Restricted Subsidiary that is not a Senior Secured Note Guarantor, any Collateral subject to security interests in favor of the Senior Secured Notes will be automatically released from such security interests and the Senior Secured Notes will no longer have the benefit of such Collateral.

Additional Covenants.  The Senior Secured Notes Indenture also contains covenants with respect to the following matters: (a) payment of the principal, premium, any Additional Amounts and interest;

(b) maintenance of an office or agency in New York; and (c) arrangements regarding the handling of money held.

Defaults

An Event of Default is defined in the Senior Secured Notes Indenture as:

(1) a default in any payment of interest on any Senior Secured Note when due, continued for 30 days;

(2) a default in the payment of principal or premium, if any, of any Senior Secured Note when due at its Stated Maturity, upon optional redemption, upon required repurchase (other than with respect to any Change of Control Payment, which shall be governed by clause (4) below), upon declaration or otherwise;

(3) the failure by BP I, BP II or any Restricted Subsidiaries to comply with the covenants described under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” or “— Limitation on the U.S. Issuers”;

(4) the failure by BP I, BP II or any Restricted Subsidiaries to comply for 60 days after notice with its other agreements contained in the Senior Secured Notes or the Senior Secured Notes Indenture (other than a failure to purchase Senior Secured Notes);

(5) the failure by BP I, BP II, an Issuer or any Significant Subsidiary to pay any Indebtedness (other than Indebtedness owing to BP I, BP II or a Restricted Subsidiary) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, in each case, if the total amount of such Indebtedness unpaid or accelerated exceeds $30.0 million or its foreign currency equivalent (the “cross-acceleration provision”);

(6) certain events of bankruptcy, insolvency or reorganization of BP I, BP II, an Issuer, a Significant Subsidiary or any Restricted Subsidiary that, directly or indirectly, owns or holds any Equity Interest of an Issuer (the “bankruptcy provisions”);

(7) failure by BP I, BP II, an Issuer or any Significant Subsidiary to pay final judgments aggregating in excess of $50.0 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days (the “judgment default provision”); or

(8) any Senior Secured Note Guarantee of RGHL, BP I or a Significant Subsidiary (or any Senior Secured Note Guarantee of one or more Senior Secured Note Guarantors that collectively would represent a Significant Subsidiary) ceases to be in full force and effect (except as contemplated by the terms thereof or the terms of the Senior Secured Notes Indenture or the First Lien Intercreditor Agreement) or BP I, BP II or any Senior Secured Note Guarantor that qualifies as a Significant Subsidiary (or one or more Senior Secured Note Guarantors that collectively would represent a Significant Subsidiary) denies or disaffirms its obligations under the Senior Secured Notes Indenture or any Senior Secured Note Guarantee and such Default continues for 20 days; or

(9) the security interest in the Collateral created under any Security Document shall, at any time, cease to be in full force and effect and constitute a valid and, to the extent applicable and required by the Agreed Security Principles, perfected, lien with the priority required by the Senior Secured Notes Indenture for any reason other than the satisfaction in full of all obligations under the Senior Secured Notes Indenture and discharge of the Senior Secured Notes Indenture or in accordance with the terms of the First Lien Intercreditor Agreement, the 2007 Intercreditor Agreement or any Additional Intercreditor Agreement or as provided under “Security — Releases” above or any security interest created under any Security Document shall be invalid or unenforceable (other than any such failure to be in full force and effect and constitute a valid and, to the extent applicable and required by the Agreed Security Principles, perfected, lien with the priority required by the Senior Secured Notes Indenture or any invalidity or unenforceability that would not be material to the Holders) or RGHL, BP I, an Issuer or any Person

granting Collateral the subject of any such security interest shall assert, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable and in each case (but only in the event that such failure to be in full force and effect and constitute a valid and, to the extent applicable and required by the Agreed Security Principles, perfected, lien with the priority required by the Senior Secured Notes Indenture or such invalidity or unenforceability or failure to be perfected or such assertion is capable of being cured without imposing any new hardening period, in equity or at law, to which such security interest was not otherwise subject immediately prior to such failure or assertion, other than any such hardening period that is also applicable to any other Lien over the relevant Collateral) such failure or such assertion shall have continued uncured for a period of (x) 30 days after the Issuers become aware of such failure with respect to any Collateral of a Domestic Subsidiary of BP I (other than Collateral which is an Equity Interest of a Foreign Subsidiary) or (y) 60 days after the Issuers become aware of such failure otherwise (the “security default provision”).

The foregoing constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clause (4) (other than a failure to purchase Senior Secured Notes) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of outstanding Senior Secured Notes of such series notify the Issuers of the default and the Issuers do not cure or cause the cure of such default within the time specified in clause (4) hereof, after receipt of such notice.

If an Event of Default (other than a Default relating to (x) certain events of bankruptcy, insolvency or reorganization of BP I, BP II, an Issuer or any Restricted Subsidiary that, directly or indirectly, holds or owns any Equity Interest of an Issuer or (y) the covenant “— Limitation on the U.S. Issuers”) occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of outstanding Senior Secured Notes by notice to the Issuers may declare the principal of, premium, if any, and accrued but unpaid interest (including additional interest, if any) on all the Senior Secured Notes to be due and payable. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to (x) certain events of bankruptcy, insolvency or reorganization of BP I, BP II, an Issuer or any Restricted Subsidiary that, directly or indirectly, holds or owns any Equity Interest of an Issuer or (y) the covenant “— Limitation on the U.S. Issuers” occurs, the principal of, premium, if any, and interest on all the Senior Secured Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any holders. Under certain circumstances, the holders of a majority in principal amount of outstanding Senior Secured Notes may rescind any such acceleration with respect to the Senior Secured Notes and its consequences.

In the event of any Event of Default specified in clause (5) of the first paragraph above, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) will be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of the Senior Secured Notes, if within 20 days after such Event of Default arose the Issuers deliver an Officers’ Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the principal amount of the Senior Secured Notes as described above be annulled, waived or rescinded upon the happening of any such events.

Subject to the provisions of the Senior Secured Notes Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Senior Secured Notes Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder may pursue any remedy with respect to the Senior Secured Notes Indenture or the Senior Secured Notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing,

(2) Holders of at least 25% in principal amount of the outstanding Senior Secured Notes have requested the Trustee to pursue the remedy,

(3) such Holders have offered the Trustee security or indemnity satisfactory to it against any loss, liability or expense,

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and

(5) the Holders of a majority in principal amount of the outstanding Senior Secured Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the Holders of a majority in principal amount of outstanding Senior Secured Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Senior Secured Notes Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under the Senior Secured Notes Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action. We cannot assure you that indemnification satisfactory to the Trustee will be on commercially reasonable terms or terms acceptable to holders of the Senior Secured Notes such that an agreement will be reached and the Trustee will act on behalf of the secured noteholders.

The Senior Secured Notes Indenture provides that if a Default occurs and is continuing and has been notified to the Trustee, the Trustee must mail (or otherwise deliver in accordance with applicable DTC procedures) to each holder of Senior Secured Notes notice of the Default within the earlier of 90 days after it occurs or 30 days after written notice of it is received by the Trustee. In addition, the Issuers are required to deliver to the Trustee, within 120 days after the end of each fiscal year and in any event, within 14 days of request by the Trustee, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Issuers also are required to deliver to the Trustee (i) as soon as any of them become aware of the occurrence of an Event of Default, written notice of the occurrence of such Event of Default and (ii) within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action BP I, BP II or any Issuer is taking or proposes to take in respect thereof.

Additional Intercreditor Agreements

The Senior Secured Notes Indenture provides that, at the request of the Issuers, in connection with the Incurrence by BP I, BP II or the Restricted Subsidiaries of any Indebtedness for borrowed money permitted pursuant to the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” constituting First Lien Obligations or Subordinated Indebtedness of BP I, BP II, any Issuer or any Senior Secured Note Guarantor, BP I, BP II, the Issuers, the relevant Restricted Subsidiaries and the Trustee shall enter into with the holders of such Indebtedness (or their duly authorized Representatives) one or more intercreditor agreements (each an “Additional Intercreditor Agreement”) on substantially the same terms as one or both of the First Lien Intercreditor Agreement and the 2007 Intercreditor Agreement (or, in each case, on terms not materially less favorable to the holders of the Senior Secured Notes), including containing substantially the same terms with respect to enforcement and release of Senior Secured Note Guarantees and Collateral; provided, that such Additional Intercreditor Agreement will not impose any personal obligations on the Trustee or, in the opinion of the Trustee, adversely affect the rights, duties, liabilities or immunities of the Trustee under the Indenture, the First Lien Intercreditor Agreement or the 2007 Intercreditor Agreement.

The Senior Secured Notes Indenture also provides that, at the direction of the Issuers and without the consent of secured noteholders, the Trustee shall from time to time enter into one or more amendments to the First Lien Intercreditor Agreement, the 2007 Intercreditor Agreement or any Additional Intercreditor Agreement to: (1) cure any ambiguity, omission, mistake, defect or inconsistency of any such agreement,

(2) increase the amount or types of Indebtedness covered by any such agreement that may be Incurred by BP I, BP II or a Restricted Subsidiary (including with respect to the First Lien Intercreditor Agreement, the 2007 Intercreditor Agreement or any Additional Intercreditor Agreement the addition of provisions relating to new Indebtedness ranking junior in right of payment to the Senior Secured Notes), (3) add parties to the First Lien Intercreditor Agreement, the 2007 Intercreditor Agreement or an Additional Intercreditor Agreement, including Senior Secured Note Guarantors, or successors, including successor trustees or other Representatives, (4) secure the Senior Secured Notes (including Additional Senior Secured Notes), First Lien Obligations or any Subordinated Indebtedness, in each case to the extent permitted to be Incurred and so secured hereunder, (5) make provision for pledges of any collateral to secure the Senior Secured Notes (including any Additional Senior Secured Notes), First Lien Obligations or any Subordinated Indebtedness, in each case to the extent permitted to be Incurred and so secured hereunder or (6) make any other change to any such agreement that does not adversely affect the Senior Secured Notes in any material respect. The Issuers shall not otherwise direct the Trustee to enter into any amendment to the First Lien Intercreditor Agreement, the 2007 Intercreditor Agreement or any Additional Intercreditor Agreement without the consent of the holders representing a majority in aggregate principal amount of the Senior Secured Notes then outstanding, except as otherwise permitted below under “— Amendments and Waivers,” and the Issuers may only direct the Trustee to enter into any amendment to the extent such amendment does not impose any personal obligations on the Trustee or, in the opinion of the Trustee, adversely affect the rights, duties, liabilities or immunities of the Trustee under the Indenture or the First Lien Intercreditor Agreement, the 2007 Intercreditor Agreement or any Additional Intercreditor Agreement.

The Senior Secured Notes Indenture also provides that each secured noteholder, by accepting a Senior Secured Note, shall be deemed to have agreed to and accepted the terms and conditions of the First Lien Intercreditor Agreement, the 2007 Intercreditor Agreement and any Additional Intercreditor Agreement (whether then entered into or entered into in the future pursuant to the provisions described herein) and the performance by the Trustee of its obligations and the exercise of its rights thereunder and in connection therewith. A copy of the First Lien Intercreditor Agreement, the 2007 Intercreditor Agreement and any Additional Intercreditor Agreement shall be made available for inspection during normal business hours on any Business Day upon prior written request at the offices of the Trustee.

Amendments and Waivers

Subject to certain exceptions, the Senior Secured Notes Indenture, the Senior Secured Notes, the First Lien Intercreditor Agreement, the 2007 Intercreditor Agreement, Additional Intercreditor Agreements, the Security Documents and the Senior Secured Notes may be amended with the consent of the holders of a majority in principal amount of the Senior Secured Notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Senior Secured Notes then outstanding; provided, however, that without the consent of each holder of an outstanding Note affected, no amendment may, among other things:

(1) reduce the amount of Senior Secured Notes whose holders must consent to an amendment,

(2) reduce the rate of or extend the time for payment of interest on any Senior Secured Note,

(3) reduce the principal of or extend the Stated Maturity of any Senior Secured Note,

(4) reduce the premium or amount payable upon the redemption of any Senior Secured Note, change the time at which any Senior Secured Note may be redeemed as described under “— Optional Redemption,” or “— Redemption for Changes in Withholding Taxes,”

(5) make any Senior Secured Note payable in money other than that stated in such Senior Secured Note,

(6) expressly subordinate the Senior Secured Notes or any Senior Secured Note Guarantee to any other Indebtedness of any Issuer, BP I or any Senior Secured Note Guarantor not otherwise permitted by the Senior Secured Notes Indenture,

(7) impair the right of any holder to receive payment of principal of, premium, if any, and interest on such holder’s Senior Secured Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Senior Secured Notes,

(8) make any change in the amendment provisions which require the holder’s consent as described in this sentence or in the waiver provisions or

(9) change the provisions of the First Lien Intercreditor Agreement or the 2007 Intercreditor Agreement or any Additional Intercreditor Agreement in any manner adverse to the interests of the Holders in any material respect, or

(10) make any change in the provisions of the Senior Secured Notes Indenture described under “— Withholding Taxes” that adversely affects the rights of any Holder to receive payments of Additional Amounts pursuant to such provisions or amend the terms of the Senior Secured Notes or the Senior Secured Notes Indenture in a way that would result in the loss of an exemption from any of the Taxes described thereunder that are required to be withheld or deducted by any Relevant Taxing Jurisdiction from any payments made on the Senior Secured Note or any Senior Secured Note Guarantees by the Payors, unless RGHL or any Restricted Subsidiary agrees to pay any Additional Amounts that arise as a result. For purposes of this paragraph (10) a “Relevant Taxing Jurisdiction” shall include the United States.

Without the consent of the holders of the requisite percentage of the aggregate principal amount of the Senior Secured Notes then outstanding required by the Trust Indenture Act (which consents may be obtained in connection with a tender offer or exchange offer for the Senior Secured Notes), no amendment or waiver may release from the Lien of the Senior Secured Notes Indenture and the Security Documents all or substantially all of the Collateral; provided, however, that if any such amendment or waiver disproportionately adversely affects one series of Senior Secured Notes, such amendment or waiver shall also require the consent of the holders of at least the requisite percentage of the aggregate principal amount of such adversely affected series of Senior Secured Notes required by the Trust Indenture Act (which consents may be obtained in connection with a tender offer or exchange offer for the Senior Secured Notes).

Without the consent of any Holder, BP I, the Issuers, the Trustee and the Collateral Agent may amend the Senior Secured Notes Indenture, the Senior Secured Notes, the First Lien Intercreditor Agreement, the 2007 Intercreditor Agreement, any Additional Intercreditor Agreement or any Security Document (1) to cure any ambiguity, omission, mistake, defect or inconsistency, (2) to give effect to any provision of the Senior Secured Notes Indenture (including the release of any Senior Secured Note Guarantees or security interest in any Collateral in accordance with the terms of the Senior Secured Notes Indenture, and to comply with the covenant under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets”), (3) to provide for the assumption by a Successor Company of the obligations of any Issuer under the Senior Secured Notes Indenture and the Senior Secured Notes or to provide for the assumption by a Successor Senior Secured Note Guarantor of the obligations of a Senior Secured Note Guarantor under the Senior Secured Notes Indenture and its Senior Secured Note Guarantee, (4) to provide for uncertificated Senior Secured Notes in addition to or in place of certificated Senior Secured Notes (provided that the uncertificated Senior Secured Notes are issued in registered form for purposes of Section 163(f) of the Code), (5) to add a Senior Secured Note Guarantee with respect to the Senior Secured Notes, (6) to add assets to the Collateral, (7) to release Collateral from any Lien pursuant to the Indenture, the First Lien Intercreditor Agreement, the 2007 Intercreditor Agreement, any Additional Intercreditor Agreement and the applicable Security Documents when permitted or required by the Senior Secured Notes Indenture, the First Lien Intercreditor Agreement, the 2007 Intercreditor Agreement, any Additional Intercreditor Agreement and the applicable Security Documents, (8) to the extent necessary to provide for the granting of a security interest for the benefit of any Person, provided that the granting of such security interest is not prohibited under “— Certain Covenants — Impairment of Security Interest” or otherwise under the Senior Secured Notes Indenture, (9) to add to the covenants of BP I, BP II or any Senior Secured Note Guarantor for the benefit of the Holders or to surrender any right or power conferred upon BP I or BP II, (10) to make any change that does not adversely affect the rights of any Holder, (11) to evidence and give effect to the acceptance and appointment under the Senior

Secured Notes Indenture, the First Lien Intercreditor Agreement, the 2007 Intercreditor Agreement, any Additional Intercreditor Agreement and the applicable Security Documents of a successor Trustee, (12) to provide for the accession of the Trustee to any instrument in connection with the Senior Secured Notes, (13) to make certain changes to the Senior Secured Notes Indenture to provide for the issuance of Additional Senior Secured Notes or (14) to comply with any requirement of the SEC in connection with the qualification of the Senior Secured Notes Indenture under the Trust Indenture Act, if such qualification is required.

The consent of the noteholders is not necessary under the Senior Secured Notes Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the Senior Secured Notes Indenture becomes effective, the Issuers are required to mail (or otherwise deliver in accordance with applicable DTC procedures) to the respective noteholders a notice briefly describing such amendment. However, the failure to give such notice to all noteholders entitled to receive such notice, or any defect therein, will not impair or affect the validity of the amendment.

No Personal Liability of Directors, Officers, Employees, Managers and Stockholders

No (i) director, officer, employee, manager, incorporator or holder of any Equity Interests in BP I, BP II or any Issuer or any direct or indirect parent corporation or (ii) director, officer, employee or manager of a Senior Secured Note Guarantor, will have any liability for any obligations of the Issuers under the Senior Secured Notes, the Senior Secured Notes Indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Senior Secured Notes by accepting a Senior Secured Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Senior Secured Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Transfer and Exchange

A noteholder may transfer or exchange Senior Secured Notes in accordance with the Senior Secured Notes Indenture. Upon any transfer or exchange, the registrar and the Trustee may require a noteholder, among other things, to furnish appropriate endorsements and transfer documents and the Issuers may require a noteholder to pay any taxes required by law or permitted by the Senior Secured Notes Indenture. The Issuers are not required to transfer or exchange any Senior Secured Note selected for redemption or to transfer or exchange any Senior Secured Note for a period of 15 days prior to a selection of Senior Secured Notes to be redeemed. The Senior Secured Notes will be issued in registered form and the registered holder of a Senior Secured Note will be treated as the owner of such Note for all purposes.

Satisfaction and Discharge

The Senior Secured Notes Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration or transfer or exchange of Senior Secured Notes, as expressly provided for in the Senior Secured Notes Indenture) as to all outstanding Senior Secured Notes when:

(1) either (a) all the Senior Secured Notes theretofore authenticated and delivered (except lost, stolen or destroyed Senior Secured Notes which have been replaced or paid and Senior Secured Notes for whose payment money has theretofore been deposited in trust or segregated and held by the Issuers and thereafter repaid to the Issuers or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all of the Senior Secured Notes (i) have become due and payable, (ii) will become due and payable at their stated maturity within one year or (iii) if redeemable at the option of the Issuers, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers, and the Issuers have irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Senior Secured Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Senior Secured Notes to the date of deposit together with irrevocable instructions from the Issuers directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2) BP I, BP II, an Issuer or the Senior Secured Note Guarantors have paid all other sums payable under the Senior Secured Notes Indenture; and

(3) the Issuers have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent under the Senior Secured Notes Indenture relating to the satisfaction and discharge of the Senior Secured Notes Indenture have been complied with; provided that any counsel may rely on an Officers’ Certificate as to matters of fact.

Defeasance

The Issuers at any time may terminate all their obligations under the Senior Secured Notes and the Senior Secured Notes Indenture (“legal defeasance”), and cure any existing Defaults and Events of Default, except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Senior Secured Notes, to replace mutilated, destroyed, lost or stolen Senior Secured Notes and to maintain a registrar and paying agent in respect of the Senior Secured Notes. The Issuers at any time may terminate their obligations under the covenants described under “— Certain Covenants,” the operation of the cross-acceleration provision and the bankruptcy provisions with respect to Significant Subsidiaries, and the security default provision and the judgment default provision described under “— Defaults” and the undertakings and covenants contained under “— Change of Control” and “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” (“covenant defeasance”). If the Issuers exercise their legal defeasance option or their covenant defeasance option, each Senior Secured Note Guarantor will be released from all of its obligations with respect to its Senior Secured Note Guarantee and the Issuers and each Senior Secured Note Guarantor will be released from all of its obligations with respect to the Security Documents.

The Issuers may exercise their legal defeasance option notwithstanding their prior exercise of their covenant defeasance option. If the Issuers exercise their legal defeasance option, payment of the Senior Secured Notes may not be accelerated because of an Event of Default with respect thereto. If the Issuers exercise their covenant defeasance option, payment of the Senior Secured Notes may not be accelerated because of an Event of Default specified in clause (3), (4), (5), (6) (with respect only to Significant Subsidiaries), (7) or (8) under “— Defaults” or because of the failure of the Issuers to comply with clause (4) under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets.”

In order to exercise its defeasance option, the Issuers must irrevocably deposit (the “defeasance trust”) with the Trustee money in US Dollars for the payment of principal, premium (if any) and interest on the Senior Secured Notes to redemption or maturity, as the case may be, and must comply with certain other conditions set out in the Senior Secured Notes Indenture, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Senior Secured Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or change in applicable U.S. federal income tax law).

Concerning the Trustee

The Bank of New York Mellon is the Trustee under the Senior Secured Notes Indenture.

If the Trustee becomes a creditor of the Issuers or any Senior Secured Note Guarantor, the Senior Secured Notes Indenture and the Trust Indenture Act limit its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Senior Secured Notes Indenture provides that in case an Event of Default will occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Senior Secured Notes Indenture at the request of any Holder of Senior Secured Notes, unless such Holder has offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Notices

All notices to secured noteholders will be validly given if mailed to them at their respective addresses in the register of the Holders of the Senior Secured Notes, if any, maintained by the Registrar (or otherwise delivered in accordance with applicable DTC procedures). In addition, for so long as any Senior Secured Notes are represented by Global Senior Notes, all notices to Holders of the Senior Secured Notes will be delivered to DTC, which will give such notices to the holders of Book-Entry Interests.

Each such notice shall be deemed to have been given on the date of such publication or, if published more than once on different dates, on the first date on which publication is made; provided that, if notices are mailed (or otherwise delivered in accordance with applicable DTC procedures), such notice shall be deemed to have been given on the later of such publication and the seventh day after being so mailed or delivered. Any notice or communication mailed to a noteholder shall be mailed to such Person by first-class mail or other equivalent means (or otherwise delivered in accordance with applicable DTC procedures) and shall be sufficiently given to him if so mailed or delivered within the time prescribed. Failure to mail (or otherwise deliver in accordance with applicable DTC procedures) a notice or communication to a secured noteholder or any defect in it shall not affect its sufficiency with respect to other secured noteholders. If a notice or communication is mailed or delivered in the manner provided above, it is duly given, whether or not the addressee receives it.

Currency Indemnity and Calculation of Dollar-denominated Restrictions

The US Dollar is the sole currency of account and payment for all sums payable by BP I, BP II, the Issuers or any Senior Secured Note Guarantor under or in connection with the Senior Secured Notes, including damages. Any amount with respect to the Senior Secured Notes received or recovered in a currency other than US Dollars, whether as a result of, or the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of the Issuers or any Senior Secured Note Guarantor or otherwise by any secured noteholder or by the Trustee, in respect of any sum expressed to be due to it from the Issuers or any Senior Secured Note Guarantor will only constitute a discharge to the Issuers or any Senior Secured Note Guarantor to the extent of the US Dollar amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so).

If that US Dollar amount is less than the US Dollar amount expressed to be due to the recipient or the Trustee under any Senior Secured Note, BP I, BP II, the Issuers and any Senior Secured Note Guarantor will indemnify such recipient against any loss sustained by it as a result. In any event, BP I, BP II, the Issuers and any Senior Secured Note Guarantor will indemnify the recipient against the cost of making any such purchase. For the purposes of this currency indemnity provision, it will be prima facie evidence of the matter stated therein for the holder of a Senior Secured Note or the Trustee to certify in a manner satisfactory to the Issuers (indicating the sources of information used) the loss it Incurred in making any such purchase. These indemnities constitute a separate and independent obligation from BP I, BP II, the Issuers and any Senior Secured Note Guarantor’s other obligations, will give rise to a separate and independent cause of action, will apply irrespective of any waiver granted by any holder of a Senior Secured Note or the Trustee (other than a waiver of the indemnities set out herein) and will continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any Note or to the Trustee.

Except as otherwise specifically set forth herein, (a) for purposes of determining compliance with any euro-denominated restriction herein, the Euro Equivalent amount for purposes hereof that is denominated in a non-euro currency shall be calculated based on the relevant currency exchange rate in effect on the date such non-euro amount is Incurred or made, as the case may be, and (b) for purposes of determining compliance with any U.S. Dollar-denominated restriction herein, the U.S. Dollar Equivalent amount for purposes hereof that is denominated in a non-U.S. Dollar currency shall be calculated based on the relevant currency exchange rate in effect on the date such non-U.S. Dollar amount is Incurred or made, as the case may be.

Consent to Jurisdiction and Service

Each of BP I, BP II, the Issuers and the Senior Secured Note Guarantors has irrevocably and unconditionally: (1) submitted itself and its property in any legal action or proceeding relating to the Senior Secured Notes Indenture to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the general jurisdiction of the courts of the State of New York, sitting in the Borough of Manhattan, The City of New York, the courts of the United States of America for the Southern District of New York, appellate courts from any thereof and courts of its own corporate domicile, with respect to actions brought against it as defendant; (2) consented that any such action or proceeding may be brought in such courts and waive any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; (3) designated and appointed the U.S. Issuer II as its authorized agent upon which process may be served in any action, suit or proceeding arising out of or relating to the Senior Secured Notes Indenture that may be instituted in any Federal or state court in the State of New York; and (4) agreed that service of any process, summons, notice or document by US registered mail addressed to the U.S. Issuer II, with written notice of said service to such Person at the address of the U.S. Issuer II set forth in the Senior Secured Notes Indenture shall be effective service of process for any action, suit or proceeding brought in any such court.

Enforceability of Judgments

Since a significant portion of the assets (including assets constituting the Collateral) of BP I, BP II, the Issuers and the Senior Secured Note Guarantors are outside the United States, any judgment obtained in the United States against BP I, BP II, the Issuers or any Senior Secured Note Guarantor, including judgments with respect to the payment of principal, premium, interest, Additional Amounts, redemption price and any purchase price with respect to the Senior Secured Notes, may not be collectable within the United States.

Governing Law

The Senior Secured Notes Indenture provides that it and the Senior Secured Notes are governed by, and construed in accordance with, the laws of the State of New York. Notwithstanding anything to the contrary, articles 86 to 94-8 of the Luxembourg law of August 10, 1915 on commercial companies shall not be applicable in respect of the Senior Secured Notes.

The First Lien Intercreditor Agreement provides that it is governed by, and construed in accordance with, the laws of the State of New York.

The 2007 Intercreditor Agreement provides that it is governed by, and construed in accordance with, the laws of England.

Unless granted under a Security Document governed by the law of the jurisdiction of an Obligor, under English law or under the applicable laws of the United States (or any state therein), all Security Documents (other than share security over an Obligor’s Subsidiaries) shall be governed by the law of and secure assets located in the jurisdiction of organization of that Obligor; provided that for certain receivables security and other related assets, such security may be governed by the laws of the jurisdiction of organization of the creditor or that governs the underlying receivable.

See “Certain Insolvency and Other Local Law Considerations” and “Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — Enforcing your rights as a holder of the notes or under the guarantees, or with respect to the senior secured notes, the security, across multiple jurisdictions may be difficult.”

Book-Entry, Delivery and Form

General

The Senior Secured Notes will be represented by one or more global Senior Secured Notes in registered form without interest coupons attached (collectively, the “Global Senior Secured Notes”). The Global Senior Secured Notes will be deposited upon issuance with a custodian for the Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee of DTC.

In the event that Additional Senior Secured Notes are issued pursuant to the terms of the Senior Secured Notes Indenture, the Issuers may, in their sole discretion, cause some or all of such Additional Senior Secured Notes, if any, to be issued in the form of one or more global Senior Secured Notes (the “Additional Global Senior Secured Notes”) and registered in the name of and deposited with the nominee of DTC.

Ownership of beneficial interests in each Global Senior Secured Note and ownership of interests in each Additional Global Senior Secured Note (together, the “Book-Entry Interests”) will be limited to persons that have accounts with the Depositary or persons that may hold interests through such participants. Book-Entry Interests will be shown on, and transfers thereof will be effected only through, records maintained in book-entry form by the Depositary and their participants. As used in this section, “Depositary” means, with respect to the Global Senior Secured Notes and the Additional Global Senior Secured Notes, if any, DTC.

The Book-Entry Interests will not be held in definitive form. Instead, the Depositary will credit on its book-entry registration and transfer systems a participant’s account with the interest beneficially owned by such participant. The laws of some jurisdictions, including certain states of the United States, may require that certain purchasers of securities take physical delivery of such securities in definitive form. The foregoing limitations may impair your ability to own, transfer or pledge or grant any other security interest in Book-Entry Interests. In addition, while the Senior Secured Notes are in global form, “holders” of Book-Entry Interests may not be considered the owners or “holders” of Senior Secured Notes for purposes of the Senior Secured Notes Indenture.

So long as the Senior Secured Notes and any Additional Senior Secured Notes are held in global form, DTC (or its nominee), may be considered the sole holder of Global Senior Secured Notes for all purposes under the Senior Secured Notes Indenture. As such, participants must rely on the procedures of DTC, and indirect participants must rely on the procedures of DTC and the participants through which they own Book-Entry Interests, to transfer their interests or to exercise any rights of holders under the Senior Secured Notes Indenture.

The Issuers and the Trustee and their respective agents will not have any responsibility or be liable for any aspect of the records relating to the Book-Entry Interests.

Issuance of Definitive Registered Senior Secured Notes

Under the terms of the Senior Secured Notes Indenture, owners of Book-Entry Interests will not receive definitive Senior Secured Notes in registered form (“Definitive Registered Senior Secured Notes”) in exchange for their Book-Entry Interests unless (a) the Issuers have consented thereto in writing, or such transfer or exchange is made pursuant to one of clauses (i), (ii) or (iii) of this paragraph and (b) such transfer or exchange is in accordance with the applicable rules and procedures of the Depositary and the applicable provisions of the Senior Secured Notes Indenture. Subject to applicable provisions of the Senior Secured Notes Indenture, Definitive Registered Senior Secured Notes shall be transferred to all owners of Book-Entry Interests in the relevant Global Senior Secured Note if:

(i) the Issuers notify the Trustee in writing that the Depositary is unwilling or unable to continue to act as depositary and the Issuers do not appoint a successor depositary within 120 days;

(ii) the Depositary so requests if an event of default under the Senior Secured Notes Indenture has occurred and is continuing; or

(iii) the Issuers, at their option, notify the Trustee in writing that they elect to issue Definitive Registered Senior Secured Notes under the Senior Secured Notes Indenture.

In such an event, Definitive Registered Senior Secured Notes will be issued and registered in the name or names and issued in denominations of $100,000 in principal amount and integral multiples of $1,000 as requested by or on behalf of the Depositary (in accordance with its customary procedures and certain certification requirements and based upon directions received from participants reflecting the beneficial ownership of the Book-Entry Interests), and such Definitive Registered Senior Secured Notes will bear the restrictive legend referred to in “Transfer Restrictions,” unless that legend is not required by the Senior Secured Notes Indenture or applicable law. Payment of principal of, and premium, if any, and interest on the Senior Secured Notes shall be payable at the place of payment designated by the Issuers pursuant to the Senior Secured Notes Indenture; provided, however, that at the Issuers’ option, payment of interest on a Senior Secured Note may be made by check mailed to the person entitled thereto to such address as shall appear on the Senior Secured Note register.

Redemption of the Global Senior Secured Notes

In the event any Global Senior Secured Note, or any portion thereof, is redeemed, the Depositary will distribute the amount received by it in respect of the Global Senior Secured Note so redeemed to the holders of the Book-Entry Interests in such Global Senior Secured Note. The redemption price payable in connection with the redemption of such Book-Entry Interests will be equal to the amount received by the Depositary in connection with the redemption of such Global Senior Secured Note (or any portion thereof).

We understand that under existing practices of DTC, if fewer than all of the Senior Secured Notes are to be redeemed at any time, DTC will credit their respective participants’ accounts on a proportionate basis (with adjustments to prevent fractions) or by lot or on such other basis as they deem fair and appropriate; provided, however, that no book-entry interest of less than $100,000 in principal amount may be redeemed in part.

Payments on Global Senior Secured Notes

Payments of any amounts owing in respect of the Global Senior Secured Notes for the Senior Secured Notes (including principal, premium, interest, additional interest and Additional Amounts) will be made by the Issuers in US Dollars to the paying agents under the Senior Secured Notes Indenture. The paying agents will, in turn, make such payments to the Depositary or its nominee, as the case may be, which will distribute such payments to their respective participants in accordance with their respective procedures.

Under the terms of the Senior Secured Notes Indenture, the Issuers, the Trustee and the paying agents will treat the registered holder of the Global Senior Secured Notes as the owner thereof for the purpose of receiving payments and other purposes under the Senior Secured Notes Indenture. Consequently, the Issuers, the Trustee and the paying agents and their respective agents have not and will not have any responsibility or liability for:

•	any aspect of the records of the Depositary or any participant or indirect participant relating to, or payments made on account of, a Book-Entry Interest, for any such payments made by the Depositary or any participant or indirect participants, or maintaining, supervising or reviewing the records of the Depositary or any participant or indirect participant relating to or payments made on account of a Book-Entry Interest; or

•	the Depositary or any participant or indirect participant.

Payments by participants to owners of Book-Entry Interests held through participants are the responsibility of such participants, as is the case with securities held for the accounts of customers registered in “street name.”

Action by Owners of Book-Entry Interests

We understand that the Depositary will take any action permitted to be taken by a holder of Senior Secured Notes only at the direction of one or more participants to whose account the Book-Entry Interests in the Global Senior Secured Notes are credited and only in respect of such portion of the aggregate principal amount of Senior Secured Notes as to which such participant or participants has or have given such direction. The Depositary will not exercise any discretion in the granting of consents, waivers or the taking of any other action in respect of the Global Senior Secured Notes. However, if there is an Event of Default under the Senior Secured Notes, the Depositary reserves the right to exchange the Global Senior Secured Notes for Definitive Registered Senior Secured Notes in certificated form, and to distribute such Definitive Registered Senior Secured Notes to its respective participants.

Transfers

Transfers of any Global Senior Secured Note shall be limited to transfers of such Global Senior Secured Note in whole, but (subject to the provisions described above under “— Book-Entry, Delivery and Form — Issuance of Definitive Registered Senior Secured Notes,” to provisions described below in the section “— Book-Entry, Delivery and Form — Transfers” and the applicable provisions of the Senior Secured Notes Indenture), not in part, to the Depositary, its successors or its nominees.

Subject to the foregoing, Book-Entry Interests may be transferred and exchanged in a manner otherwise in accordance with the terms of the Senior Secured Notes Indenture. Any Book-Entry Interest in one of the Global Senior Secured Notes that is transferred to a person who takes delivery in the form of a Book-Entry Interest in another Global Senior Secured Note will, upon transfer, cease to be a Book-Entry Interest in the first mentioned Global Senior Secured Note and become a Book-Entry Interest in the relevant Global Senior Secured Note, and accordingly, will thereafter be subject to all transfer restrictions, if any, and other procedures applicable to Book-Entry Interests in such other Global Senior Secured Note for as long as that person retains such Book-Entry Interests.

Definitive Registered Senior Secured Notes, if any, may be transferred and exchanged for Book-Entry Interests in a Global Senior Secured Note only pursuant to the terms of the Senior Secured Notes Indenture and, if required, only after the transferor first delivers to the Trustee a written certificate (in the form provided in the Senior Secured Notes Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Senior Secured Notes. See “Plan of Distribution.”

Global Clearance and Settlement Under the Book-Entry System

Initial Settlement

Initial settlement for the Senior Secured Notes will be made in US Dollars. In the case of Book-Entry Interests held through DTC, such Book-Entry Interests will be credited to the securities custody account of DTC holders, as applicable, on the business day following the settlement date against payment for value on the settlement date.

Secondary Market Trading

The Book-Entry Interests will trade through participants of the Depositary, and will settle in same-day funds. Since the purchase determines the place of delivery, it is important to establish at the time of trading any Book-Entry Interests where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date.

Clearing Information

We expect that the Senior Secured Notes will be accepted for clearance through the facilities of DTC.

Information Concerning DTC

All Book-Entry Interests will be subject to the operations and procedures of DTC. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by such settlement system and may be changed at any time. We are not responsible for those operations or procedures.

We understand the following with respect to DTC:

DTC was created to hold securities for its participants and facilitate the clearance and settlement transactions among its participants. It does this through electronic book-entry changes in the accounts of securities participants, eliminating the need for physical movement of securities certificates. DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC’s owners are the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. and a number of its direct participants. Others, such as banks, brokers and dealers and trust companies that clear through or maintain a custodial relationship with a direct participant also have access to the DTC system and are known as indirect participants.

The information in this section concerning DTC and its book-entry systems has been obtained from sources we believe to be reliable, but we take no responsibility for the accuracy thereof.

Certain Definitions

“2007 Credit Agreement” means the senior facilities agreement dated May 11, 2007, among, among others, BP I and Credit Suisse as mandated lead arranger, agent, issuing bank and security trustee, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder (subject to compliance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Liens”) or altering the maturity thereof.

“2007 Intercreditor Agreement” means the intercreditor agreement dated May 11, 2007, among RGHL, BP I, the senior lenders identified therein, Credit Suisse, as senior agent thereunder, the senior issuing banks as identified therein, the subordinated bridging lenders, Credit Suisse, as subordinated bridging agent, Credit Suisse, as security trustee, and the other parties identified therein, as amended on November 5, 2009, and as amended, supplemented or modified from time to time thereafter.

“2007 Notes” means the 2007 Senior Notes and the 2007 Senior Subordinated Notes.

“2007 Notes Collateral” means (x) all of the capital stock of BP I and (y) the receivables under the intercompany loans, each dated June 29, 2007 and between BP II and BP I in respect of the proceeds from the 2007 Senior Notes and the 2007 Senior Subordinated Notes, as from time to time amended, supplemented or modified.

“2007 Notes Security Documents” means the agreements or other instruments entered into or to be entered into between, inter alios, the collateral agent under the 2007 Senior Note Indenture and 2007 Senior Subordinated Note Indenture, the trustee under the 2007 Senior Note Indenture and 2007 Senior Subordinated Note Indenture, RGHL and BP II pursuant to which security interests in the 2007 Notes Collateral are granted to secure the 2007 Senior Notes and the 2007 Senior Subordinated Notes from time to time, as from time to time amended, supplemented or modified.

“2007 Senior Note Indenture” means the Indenture dated as of June 29, 2007, among BP II, the Senior Note Guarantors from time to time party thereto and as defined therein, the Trustee, as trustee, principal paying agent and transfer agent, BNY Fund Services (Ireland) Limited, as paying agent in Dublin and transfer agent, and Credit Suisse, as security agent.

“2007 Senior Notes” means the €480.0 million aggregate principal amount of 8% Senior Notes due 2016 issued pursuant to the 2007 Senior Note Indenture.

“2007 Senior Subordinated Note Indenture” means the Indenture dated as of June 29, 2007, among BP II, the Senior Note Guarantors from time to time party thereto and as defined therein, the Trustee, as trustee, principal paying agent and transfer agent, BNY Fund Services (Ireland) Limited, as paying agent in Dublin and transfer agent, and Credit Suisse, as security agent.

“2007 Senior Subordinated Notes” means the €420.0 million aggregate principal amount of 9 1/2% Senior Subordinated Notes due 2017 issued pursuant to the 2007 Senior Subordinated Note Indenture.

“2009 Indenture” means the Indenture dated as of November 5, 2009, among Reynolds Group DL Escrow Inc., Reynolds Group Escrow LLC and The Bank of New York Mellon as Trustee, Principal Paying Agent, Transfer Agent, Registrar and Collateral Agent, as supplemented, amended and modified from time to time thereafter.

“2009 Note Documents” means (a) the 2009 Notes, the guarantees with respect to the 2009 Notes, the 2009 Indenture, the 2009 Security Documents, the First Lien Intercreditor Agreement, the 2007 Intercreditor Agreement and (b) any other related document or instrument executed and delivered pursuant to any 2009 Note Document described in clause (a) evidencing or governing any secured obligations thereunder.

“2009 Notes” means the $1,125.0 million aggregate principal amount and €450.0 million aggregate principal amount of 7.750% Senior Secured Notes due 2016 issued pursuant to the 2009 Indenture.

“2009 Post-Closing Reorganization” means the transactions contemplated in that certain Post-Closing Steps dated as of October 31, 2009, prepared by RGHL.

“2009 Security Documents” means those agreements or other instruments entered into pursuant to which security interests in the Collateral (as defined in the 2009 Indenture) are granted to secure the 2009 Notes and the guarantees thereof.

“Acquired Indebtedness” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged, consolidated or amalgamated with or into or became a Restricted Subsidiary of such specified Person (including, for the avoidance of doubt, Indebtedness Incurred by such other Person in connection with, or in contemplation of, such other Person merging, consolidating or amalgamating with or into or becoming a Restricted Subsidiary of such specified Person); and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Acquisition” means the acquisition by BP III of the Target, by way of purchase of all the Target Shares (i) from RGHL prior to the Reference Date, (ii) under the Offer and Squeeze-Out, (iii) by way of market purchases and (iv) by way of over-the-counter purchases.

“Acquisition Documents” means the Offer Prospectus, the Pre-Announcement and any other document entered into in connection therewith, in each case as amended, supplemented or modified from time to time prior to the Issue Date or thereafter (so long as any amendment, supplement or modification after the Issue Date, together with all other amendments, supplements and modifications after the Issue Date, taken as a whole, is not more disadvantageous to the holders of the Senior Secured Notes in any material respect than the Acquisition Documents as in effect on the Issue Date).

“Additional Intercreditor Agreement” has the meaning specified under “— Additional Intercreditor Agreements”.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition,

“control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“After-Acquired Collateral” means any property of any Issuer or any Senior Secured Note Guarantor that secures any First Lien Obligations, subject to the Agreed Security Principles.

“Agreed Security Principles” means the following:

(A)	Considerations

(1) The security that will be provided in support of the Obligations (as defined in the First Lien Intercreditor Agreement) will be given in accordance with certain security principles (the “Security Principles”) set forth below.

(2) The Security Principles embody recognition by all parties that there may be certain legal and practical difficulties in obtaining effective security from the Issuers and Senior Secured Note Guarantors. However, it is acknowledged that to the extent the Security Principles conflict with the specific provisions of the Senior Secured Notes Indenture or any Security Document (other than those explicitly qualified by these Security Principles), the provisions of the Senior Secured Notes Indenture or such Security Document will prevail.

(3) For purposes of the Security Principles, “value” refers to fair market value; provided, however, that if no fair market value is readily ascertainable, value shall refer to book value determined in accordance with GAAP (as defined in the Senior Secured Credit Facilities) (consistently applied), as of the date of the most recently ended fiscal quarter for which financial statements are available.

(4) For purposes of the covenants set forth in the Senior Secured Notes Indenture and Security Documents, the Applicable Representative from time to time shall make all determinations on behalf of the noteholders with respect to these Security Principles and the Senior Secured Notes shall not be entitled to any Collateral not also available on the same priority basis in respect of the Senior Secured Credit Facilities, any other Credit Agreement or other Public Debt.

The Security Principles are as follows:

(a) general statutory limitations, financial assistance, capital maintenance, corporate benefit, fraudulent preference, “thin capitalisation” rules, retention of title claims, exchange control restrictions and similar principles may limit the ability of Issuers and Senior Secured Note Guarantors to provide a guarantee or security or may require that the guarantee or security be limited by an amount or otherwise; the Issuers and Senior Secured Note Guarantors will use reasonable endeavours to provide the maximum permissible credit support and to assist in demonstrating that adequate corporate benefit accrues to any relevant entity;

(b) the security and extent of its perfection may be limited where the Applicable Representative reasonably determines in consultation with the Loan Parties (in each case as used in this definition, such term as defined in the Senior Secured Credit Facilities) that the cost to the Loan Parties (including for the avoidance of doubt, any material tax costs to the Loan Parties taken as a whole) of providing security is excessive in relation to the benefit accruing to the Secured Parties (as defined in the First Lien Intercreditor Agreement);

(c) any assets subject to third party arrangements which are permitted by the Senior Secured Notes Indenture and which prevent those assets from being subject to a Lien will not be subject to a Lien in any relevant Security Document, provided that reasonable endeavours to obtain consent to such Lien shall be used by the relevant Issuer or Senior Secured Note Guarantor if the relevant asset is material and if seeking such consent will not adversely affect the business of the Issuer or Senior Secured Note Guarantor or their commercial relationships;

(d) guarantees and security will not be required from companies that are not Wholly Owned Subsidiaries (such term, as used throughout these Security Principles, to exclude directors’ qualifying shares and similar insignificant minority ownership interests). Where security is provided by a wholly owned subsidiary of any Issuer or Senior Secured Note Guarantor (whether direct or indirect) and such subsidiary subsequently ceases to be wholly owned but remains a subsidiary, there shall be no requirement for the release of such guarantee or security;

(e) RGHL and its Subsidiaries (the “Group”) will not be required to grant Senior Secured Note Guarantees or enter into Security Documents if it would conflict with the fiduciary duties of their directors or contravene any legal prohibition or result in a risk of personal or criminal liability on the part of any officer, provided that the relevant member of the Group shall use reasonable endeavours to overcome any such obstacle; provided further, however, that the above limitation shall be assessed in respect of the obligations of such member of the Group under the Credit Documents (as defined in the First Lien Intercreditor Agreement) generally and not just the Senior Secured Note Guarantee or security being granted by that member of the Group;

(f) the Issuers and Senior Secured Note Guarantors will not be required to grant guarantees or enter into Security Documents where there would be a significant tax disadvantage in doing so and without limiting the generality of the foregoing, none of the Issuers or any Senior Secured Note Guarantor shall be required to give a Senior Secured Note Guarantee or a pledge of its assets if such entity is a US Controlled Foreign Subsidiary, and in no event shall more than 65% of the total outstanding voting Equity Interests of such an entity be required to be pledged.

(g) perfection of security, when required, and other legal formalities will be completed as soon as practicable and, in any event, within the time periods specified in the Senior Secured Notes Indenture and Security Documents therefor or (if earlier or to the extent no such time periods are specified in the Indenture and Security Documents) within the time periods specified by applicable law in order to ensure due perfection. The perfection of security granted will not be required if it would have a material adverse effect on the ability of the relevant Issuer or Senior Secured Note Guarantor to conduct its operations and business in the ordinary course as otherwise permitted by the Senior Secured Indenture and Security Documents;

(h) the Collateral Agent (acting in its own right or on behalf of the relevant Secured Parties (in each case used in this definition, as defined in the First Lien Intercreditor Agreement)) shall be able to enforce the security granted by the Security Documents without any restriction from (i) the constitutional documents of any of the Issuers and Senior Secured Note Guarantors, to the extent that such restrictions can be removed under relevant law, (ii) any of the Issuers and Senior Secured Note Guarantors which is or whose assets are the subject of such Security Document (but subject to any inalienable statutory or common law rights which the Issuers and Senior Secured Note Guarantors may have to challenge such enforcement) or (iii) any shareholders of the foregoing not party to the relevant Security Document, to the extent that it is within the power of the Issuers and Senior Secured Note Guarantors to ensure that such restrictions do not apply;

(i) the maximum secured amount may be limited to minimize stamp duty, notarisation, registration or other applicable fees, taxes and duties;

(j) where a class of assets to be secured by an Obligor includes material and immaterial assets, the Issuers and the Administrative Agent under the Senior Secured Credit Facilities (or such other Applicable Representative) may agree a threshold in respect of such assets and direct the Collateral Agent to act accordingly;

(k) the only owned real property owned by RGHL and its Subsidiaries required to be pledged on the Escrow Release Date or as soon as reasonably practicable thereafter, but, in any event, at the same time such pledge is given in respect of the Senior Secured Credit Facilities, will be the real property pledged in respect of the Senior Secured Credit Facilities at such time. After the Escrow Release Date, neither RGHL nor any of its Subsidiaries will be required to pledge any real property owned by RGHL or such

Subsidiaries unless the value of such real property exceeds €5.0 million. Neither RGHL nor any of its Subsidiaries will be required to pledge any property in which it has a leasehold interest;

(l) unless granted under a global Security Document governed by the law of the jurisdiction of the Issuers or a Senior Secured Note Guarantor or New York law, all security (other than share security over subsidiaries of the Issuers or a Senior Secured Note Guarantor) shall be governed by the law of and secure assets located in the jurisdiction of incorporation of that entity; provided that for certain receivables security, such security may be governed by the law of the jurisdiction of incorporation or domicile of the creditor or the law that governs the underlying receivable;

(m) other than where intellectual property is secured by a floating charge or other similar all-asset security interest, security interests need only be granted for intellectual property with a value greater than €1.0 million. Security interests in intellectual property will be registered solely in the jurisdiction of incorporation of the entity that owns such intellectual property; provided, however, that, with respect to intellectual property that is material to such entity, to the extent the registration of a security interest in or the taking of any other commercially reasonable actions with respect to, such intellectual property in any other jurisdiction is necessary to ensure that the Secured Parties would be able to realize upon the value of the secured intellectual property in the event of enforcement action, such registration or other actions will be taken in such other jurisdiction as the Collateral Agent may reasonably request taking into account the cost to the Loan Parties of such registration in relation to the benefit accruing to the Secured Parties;

(n) security interests will be taken over only those insurance policies of the Issuers and Senior Secured Note Guarantors that are material to the Group as a whole, as reasonably determined by the Administrative Agent under the Senior Secured Credit Facilities (or other Applicable Representative, as applicable);

(o) other than where equipment is secured by a floating charge or other similar all-asset security interest, security interests need only be granted for manufacturing equipment with a value greater than €250,000;

(p) security interests will be provided over the equity of any Subsidiary that is not a Loan Party only if (i) it is organized in a jurisdiction where one or more Loan Party is organized, (ii) as of the last day of the fiscal quarter of RGHL most recently ended for which financial statements are available, it had gross assets (excluding intra group items but including investments in Subsidiaries) in excess of 1.0% of Consolidated Total Assets (as defined in the Senior Secured Credit Facilities) or (iii) for the period of four consecutive fiscal quarters of RGHL most recently ended for which financial statements are available, it had earnings before interest, tax, depreciation and amortization calculated on the same basis as Consolidated EBITDA in excess of 1.0% of the Consolidated EBITDA (as such terms are defined in the Senior Secured Credit Facilities); and

(q) no security interest will be provided over the equity of any Subsidiary that (a) does not conduct any business operations, (b) has assets with a book value not in excess of $100,000 and (c) does not have any indebtedness outstanding.

For the avoidance of doubt, in these Security Principles, “cost” includes, but is not limited to, income tax cost, registration taxes payable on the creation or for the continuance of any security, stamp duties, out-of-pocket expenses and other fees and expenses directly incurred by the relevant grantor of security or any of its direct or indirect owners, Subsidiaries or Affiliates.

(B)	Senior Secured Note Guarantors and Security

Each Senior Secured Note Guarantee will be an upstream, cross-stream and downstream guarantee of all the Obligations with respect to the Senior Secured Notes and the Senior Secured Note Guarantees, subject to the requirements of the Security Principles in each relevant jurisdiction. Subject to the Security Principles, the security will secure all of the Obligations with respect to the Senior Secured Notes and the Senior Secured Note Guarantees.

Subject to these Security Principles, the security package shall include stock and other membership interests issued by the Issuers and Senior Secured Note Guarantors and intercompany and trade receivables, bank accounts (and amounts on deposit therein), intellectual property, insurance, real estate, inventory and equipment, in each case owned by an Issuer or Senior Secured Note Guarantor and, in jurisdictions where an “all asset” security interest can be created in a security document, security over all assets shall, subject to the Senior Secured Notes Indenture and Security Documents, be given by the Issuers and Senior Secured Note Guarantors formed in that jurisdiction.

To the extent possible, all security shall be given in favour of the Collateral Agent and not the Holders individually, provided that any accessory security (akzessorische Sicherheit) governed by Swiss and German law shall be given in favour of the Collateral Agent and Secured Parties (as defined in the First Lien Intercreditor Agreement) individually if so required by the Applicable Representative. “Parallel debt” provisions will be used where necessary; such provisions will be contained in the First Lien Intercreditor Agreement and not the individual Security Documents unless required under local laws. To the extent possible, the grant of security in the Collateral shall be structured, documented or otherwise implemented in a manner so that there should be no action required to be taken in relation to the security when any noteholder transfers an interest in the Senior Secured Notes to another party. To the extent such action is required, the Applicable Representative shall not require the Collateral Agent to obtain security in such asset giving rise to the requirement for such action upon a transfer of an interest in the Senior Secured Notes to another party.

The Issuers and Senior Secured Note Guarantors will be required to pay the reasonable costs of any re-execution, notarisation, re-registration, amendment or other perfection requirement for any security on any transfer by a Holder to a new Holder on or prior to the date on which the Initial Purchasers notify RGHL that primary distribution of the Senior Secured Notes is complete. Otherwise the cost or fee shall be for the account of the transferee Holder.

Terms of Security Documents

The following principles will be reflected in the terms of any security taken as part of this transaction:

(a) the security will be first ranking, to the extent possible;

(b) security will (to the extent possible under local law) not be enforceable unless an Event of Default (as defined in the First Lien Intercreditor Agreement) has occurred and is continuing;

(c) any representations, warranties or undertakings which are required to be included in any Security Document shall reflect (to the extent to which the subject matter of such representation, warranty and undertaking is the same as the corresponding representation, warranty and undertaking in the Credit Agreement, the Senior Secured Notes Indenture or any Additional Agreement (as defined in the First Lien Intercreditor Agreement and to the extent relevant) (collectively, the “Principal Loan Documents”) the commercial deal set out in the Principal Loan Documents (save to the extent that applicable local counsel agree that it is necessary to include any further provisions (or deviate from those contained in the Principal Loan Documents) in order to protect or preserve the security granted thereunder);

(d) the provisions of each security document will not be unduly burdensome on the relevant Issuer or Senior Secured Note Guarantor granting such security or interfere unreasonably with the operation of its business and will be limited to those required to create effective security and not impose unreasonable commercial obligations;

(e) information, such as lists of assets, will be provided if and only to the extent (i) required by law to create, enforce, perfect or register the security or (ii) necessary or advisable to enforce the security; provided, however, that such information need not be provided by an Issuer or Senior Secured Note Guarantor pursuant to this subclause (ii) more frequently than annually unless an Event of Default has occurred (or, in the case of third-party trade debtors, unless a Default has occurred which is continuing), and in each case that information can be provided without breaching confidentiality requirements or damaging business relationships;

(f) the Collateral Agent and Secured Parties shall be able to exercise a power of attorney only following the occurrence of an Event of Default or if the relevant Issuer or Senior Secured Note Guarantor granting such security has failed to comply with a further assurance or perfection obligation within 10 Business Days of being notified of that failure;

(g) security will, where possible and practical, automatically create security over future assets of the same type as those already secured;

(h) notification of receivables security to third-party trade debtors shall not be given unless a Default has occurred and is continuing and for intercompany receivables notification may be given at the time such security is granted to the extent required by local law to perfect such security or if a Default has occurred and is continuing;

(i) in respect of the share pledges, until an Event of Default has occurred, the pledgors shall be permitted to retain and to exercise voting rights to any shares pledged by them in a manner which does not adversely affect the validity or enforceability of the security or cause an Event of Default to occur and the subsidiaries of the pledgors should be permitted to pay dividends upstream on pledged shares to the extent permitted under the Principal Loan Documents; and

(j) in respect of bank accounts (and cash therein), the Collateral Agent agrees with the relevant Issuer or Senior Secured Note Guarantor that the Collateral Agent shall not give any instructions or withhold any withdrawal rights from such Issuer or Senior Secured Note Guarantor, unless an Event of Default has occurred and is continuing, or, after giving effect to any withdrawal, would occur.

“Applicable Premium” (as determined by the Issuers) means, with respect to any Senior Secured Note at any redemption date, the greater of (i) 1.00% of the principal amount of such Senior Secured Note and (ii) the excess, if any, of (A) the present value at such redemption date of (1) the redemption price of such Senior Secured Note on October 15, 2014 (such redemption price being described in the second paragraph under “— Optional Redemption” exclusive of any accrued interest and additional interest, if any) plus (2) all required remaining scheduled interest payments due on such Senior Secured Note through October 15, 2014 (excluding accrued but unpaid interest and additional interest, if any, to the redemption date), computed using a discount rate equal to the Treasury Rate at the redemption date plus 50 basis points over (B) the principal amount of such Senior Secured Note on such redemption date.

“Applicable Representative” has the meaning given to such term under “— Security — Brief Summary of Security Documents and Intercreditor Agreements.”

“Asset Sale” means:

(1) the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a Sale/Leaseback Transaction) outside the ordinary course of business of BP I, BP II or any Restricted Subsidiary (each referred to in this definition as a “disposition”) or

(2) the issuance or sale of Equity Interests (other than directors’ qualifying shares and shares issued to foreign nationals or other third parties to the extent required by applicable law) of any Restricted Subsidiary (other than to BP I, BP II or a Restricted Subsidiary and other than the issuance of Preferred Stock of a Restricted Subsidiary issued in compliance with the covenant described under “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) (whether in a single transaction or a series of related transactions), in each case other than:

(a) a disposition of cash, Cash Equivalents or Investment Grade Securities or obsolete, surplus or worn-out property or equipment in the ordinary course of business;

(b) transactions permitted pursuant to the provisions described above under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control;

(c) any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under “— Certain Covenants — Limitation on Restricted Payments”;

(d) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary, which assets or Equity Interests so disposed or issued have an aggregate Fair Market Value of less than $15.0 million;

(e) any disposition of property or assets, or the issuance of securities, by a Restricted Subsidiary to RGHL or by BP I, BP II or a Restricted Subsidiary to BP I, BP II or a Restricted Subsidiary;

(f) any exchange of assets (including a combination of assets and Cash Equivalents) for assets related to a Similar Business of comparable or greater Fair Market Value or, as determined in good faith by senior management or the Board of Directors of BP I or BP II, to be of comparable or greater usefulness to the business of BP I, BP II and the Restricted Subsidiaries as a whole;

(g) foreclosure, exercise of termination rights or any similar action with respect to any property or any other asset of BP I, BP II or any Restricted Subsidiaries;

(h) any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i) the lease, assignment or sublease of any real or personal property in the ordinary course of business;

(j) any sale of inventory, trading stock or other assets in the ordinary course of business;

(k) any grant in the ordinary course of business of any license of patents, trademarks, know-how or any other intellectual property;

(l) an issuance of Capital Stock pursuant to an equity incentive or compensation plan approved by the Board of Directors;

(m) dispositions consisting of the granting of Permitted Liens;

(n) dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(o) any disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than BP I, BP II or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition;

(p) any surrender or waiver of contract rights or the settlement, release, recovery on or surrender of contract, tort or other claims of any kind;

(q) a Financing Disposition or a transfer (including by capital contribution) of accounts receivable and related assets of the type specified in the definition of “Receivables Financing” (or a fractional undivided interest therein) by a Receivables Subsidiary or any Restricted Subsidiary (x) in a Qualified Receivables Financing or (y) pursuant to any other factoring on arm’s length terms or (z) in the ordinary course of business;

(r) the sale of any property in a Sale/Leaseback Transaction not prohibited by the Senior Secured Notes Indenture with respect to any assets built or acquired by BP I, BP II or any Restricted Subsidiary after the Reference Date;

(s) in the ordinary course of business, any lease, assignment or sublease of any real or personal property, in exchange for services (including in connection with any outsourcing arrangements) of comparable or greater Fair Market Value or, as determined in good faith by senior management or the Board of Directors of BP I or BP II, to be of comparable or greater usefulness to the business of BP I, BP II and the Restricted Subsidiaries as a whole; provided that any cash or Cash Equivalents received must be applied in accordance with the covenant described under “— Certain Covenants — Asset Sales;” and

(t) sales or other dispositions of Equity Interests in joint ventures in existence on the Issue Date.

“August 2011 Notes” means the August 2011 Senior Secured Notes and the August 2011 Senior Notes.

“August 2011 Senior Indenture” means the Senior Notes Indenture dated as of August 9, 2011, among RGHL US Escrow II LLC, RGHL US Escrow II Inc., The Bank of New York Mellon as Trustee, Principal Paying Agent, Transfer Agent and Registrar and The Bank of New York Mellon, London Branch as Paying Agent, as supplemented, amended and modified from time to time thereafter.

“August 2011 Senior Notes” means the $1,000.0 million aggregate principal amount of 9.875% Senior Secured Notes due 2019 issued pursuant to the August 2011 Senior Indenture.

“August 2011 Secured Indenture” means the Senior Secured Notes Indenture dated as of August 9, 2011, among RGHL US Escrow II LLC, RGHL US Escrow II Inc., The Bank of New York Mellon as Trustee, Principal Paying Agent, Transfer Agent, Collateral Agent and Registrar, Wilmington Trust (London) Limited as Additional Collateral Agent and The Bank of New York Mellon, London Branch as Paying Agent, as supplemented, amended and modified from time to time thereafter.

“August 2011 Senior Secured Notes” means the $1,500.0 million aggregate principal amount of 7.875% Senior Secured Notes due 2019 issued pursuant to the August 2011 Secured Indenture.

“Bank Indebtedness” means any and all amounts payable under or in respect of any Credit Agreement (which may include First Lien Obligations, including Additional Senior Secured Notes), the other Credit Agreement Documents and any Local Facility Agreement, in each case as amended, restated, supplemented, waived, replaced, restructured, repaid, refunded, refinanced or otherwise modified from time to time (including after termination of such Credit Agreement or Local Facility Agreement), including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to RGHL, BP I or BP II whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

“Board of Directors” means, as to any Person, the board of directors or managers, as applicable, of such Person (or, if such Person is a partnership, the board of directors or other governing body of the general partner of such Person) or any duly authorized committee thereof.

“BP II” means Beverage Packaging Holdings (Luxembourg) II S.A., a company incorporated as a société anonyme under the laws of Luxembourg with registered office at 6C, rue Gabriel Lippmann, L-5365 Munsbach, Grand Duchy of Luxembourg (or any successor in interest thereto).

“BP III” means Beverage Packaging Holdings (Luxembourg) III S.à r.l., a company incorporated as a société à responsabilité limitée under the laws of Luxembourg with registered office at 6C, rue Gabriel Lippmann, L-5365 Munsbach, Grand Duchy of Luxembourg (or any successor in interest thereto).

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions are authorized or required by law to close in New York City, Luxembourg or London.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock or shares;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Cash Equivalents” means:

(1) US dollars, pounds sterling, euro, the national currency of any member state in the European Union or, in the case of any Restricted Subsidiary that is not organized or existing under the laws of the United States, any member state of the European Union or any state or territory thereof, such local currencies held by it from time to time in the ordinary course of business;

(2) securities issued or directly and fully guaranteed or insured by the US, U.K. Canadian, Swiss or Japanese government or any country that is a member of the European Union or any agency or instrumentality thereof in each case maturing not more than two years from the date of acquisition;

(3) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances, in each case with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank whose long-term debt is rated “A” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency);

(4) repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper issued by a corporation (other than an Affiliate of any Issuer) rated at least “A-2” or the equivalent thereof by S&P or “P-2” or the equivalent thereof by Moody’s (or reasonably equivalent ratings of another internationally recognized ratings agency) and in each case maturing within one year after the date of acquisition;

(6) readily marketable direct obligations issued by any state of the United States of America, any province of Canada, any member of the European Monetary Union, the United Kingdom, Switzerland or Norway or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two years from the date of acquisition;

(7) Indebtedness issued by Persons (other than any Issuer or any of its Affiliates) with a rating of “A” or higher from S&P or “A-2” or higher from Moody’s in each case with maturities not exceeding two years from the date of acquisition;

(8) for the purpose of paragraph (a) of the definition of “Asset Sale,” any marketable securities of third parties owned by BP I, BP II or the Restricted Subsidiaries on the Issue Date;

(9) interest in investment funds investing at least 95% of their assets in securities of the types described in clauses (1) through (7) above; and

(10) instruments equivalent to those referred to in clauses (1) through (8) above denominated in euro or any other foreign currency comparable in credit quality and tenor to those referred to above and commonly used by corporations for cash management purposes in any jurisdiction outside the United States to the extent reasonably required in connection with any business conducted by any Subsidiary organized in such jurisdiction.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral” means all the assets of any Obligor subject to Liens created pursuant to any Security Documents.

“Collateral Agent” means The Bank of New York Mellon in its capacity as collateral agent under the First Lien Intercreditor Agreement, any successor thereto under the First Lien Intercreditor Agreement, Wilmington Trust (London) Limited, as additional collateral agent under the First Lien Intercreditor

Agreement and any other collateral agent that accedes to the First Lien Intercreditor Agreement as co-collateral agent or additional or separate collateral agent with respect to all or any portion of the Collateral, and any successor to any such other collateral agent.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of:

(1) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Profit (including amortization of original issue discount and bond premium, the interest component of Capitalized Lease Obligations, and net payments and receipts (if any) pursuant to interest rate Hedging Obligations (provided, however, that if Hedging Obligations result in net benefits received by such Person, such benefits shall be credited to reduce Consolidated Interest Expense to the extent paid in cash unless, pursuant to GAAP, such net benefits are otherwise reflected in Consolidated Net Profit) and excluding amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses and expensing of any bridge commitment or other financing fees); plus

(2) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (but excluding any capitalizing interest on Subordinated Shareholder Funding); plus

(3) commissions, discounts, yield and other fees and charges Incurred in connection with any Receivables Financing which are payable to Persons other than BP I, BP II and the Restricted Subsidiaries; minus

(4) interest income for such period.

“Consolidated Net Profit” means, with respect to any Person for any period, the aggregate of the Net Profit of such Person and its Restricted Subsidiaries for such period, on a consolidated basis; provided, however, that, without duplication:

(1) any net after-tax extraordinary, nonrecurring or unusual gains or losses or income, expenses or charges (less all fees and expenses relating thereto) including severance expenses, relocation costs and expenses and expenses or charges related to any Equity Offering, Permitted Investment, acquisition (including integration costs) or Indebtedness permitted to be Incurred by the Senior Secured Notes Indenture (in each case, whether or not successful), including any such fees, expenses, charges or change in control payments made under the Acquisition Documents, the Reynolds Acquisition Documents, the Evergreen Acquisition Documents, the Pactiv Acquisition Document, the Reynolds Foodservice Acquisition Document or otherwise related to the Transactions, in each case, shall be excluded;

(2) any increase in amortization or depreciation or any one-time non-cash charges or increases or reductions in Net Profit, in each case resulting from purchase accounting in connection with the Transactions or any acquisition that is consummated after the Issue Date shall be excluded;

(3) the Net Profit for such period shall not include the cumulative effect of a change in accounting principles during such period;

(4) any net after-tax income or loss from discontinued operations and any net after-tax gains or losses on disposal of discontinued operations shall be excluded;

(5) any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to business dispositions or asset dispositions other than in the ordinary course of business (as determined in good faith by the Board of Directors of BP I or BP II) shall be excluded;

(6) any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of indebtedness or Hedging Obligations or other derivative instruments shall be excluded;

(7) the Net Profit for such period of any Person that is not a Subsidiary of such Person, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period;

(8) solely for the purpose of determining the amount available for Restricted Payments under clause (1) of the definition of Cumulative Credit contained in “— Certain Covenants — Limitation on Restricted Payments,” the Net Profit for such period of any Restricted Subsidiary (other than any Issuer or any Senior Secured Note Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of its Net Profit is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally waived or are permitted under the covenant described under “— Certain Covenants — Dividend and Other Payment Restrictions Affecting Subsidiaries;” provided that the Consolidated Net Profit of such Person shall be increased by the amount of dividends or other distributions or other payments actually paid in cash (or converted into cash) by any such Restricted Subsidiary to such Person, to the extent not already included therein;

(9) an amount equal to the amount of Tax Distributions actually made to any parent of such Person in respect of such period in accordance with clause (12) of the second paragraph under “— Certain Covenants — Limitation on Restricted Payments” shall be included as though such amounts had been paid as income taxes directly by such Person for such period;

(10) any non-cash impairment charges or asset write-offs, and the amortization of intangibles arising in each case pursuant to GAAP or the pronouncements of the IASB shall be excluded;

(11) any non-cash expense realized or resulting from stock option plans, employee benefit plans or post-employment benefit plans, grants and sales of stock, stock appreciation or similar rights, stock options or other rights to officers, directors and employees shall be excluded;

(12) any (a) one-time non-cash compensation charges, (b) the costs and expenses after the Issue Date related to employment of terminated employees, (c) costs or expenses realized in connection with, resulting from or in anticipation of the Transactions or (d) costs or expenses realized in connection with or resulting from stock appreciation or similar rights, stock options or other rights existing on the Issue Date of officers, directors and employees, in each case of such Person or any of its Restricted Subsidiaries, shall be excluded;

(13) accruals and reserves that are established or adjusted as a result of the Transactions (including as a result of the adoption or modification of accounting policies in connection with the Transactions) within 12 months after the Issue Date and that are so required to be established in accordance with GAAP shall be excluded;

(14) solely for purposes of calculating EBITDA, (a) the Net Profit of any Person and its Restricted Subsidiaries shall be calculated without deducting the income attributable to, or adding the losses attributable to, the minority equity interests of third parties in any non-wholly owned Restricted Subsidiary except to the extent of dividends declared or paid in respect of such period or any prior period on the shares of Capital Stock of such Restricted Subsidiary held by such third parties and (b) any ordinary course dividend, distribution or other payment paid in cash and received from any Person in excess of amounts included in clause (7) above shall be included;

(15) (a) (i) the non-cash portion of “straight-line” rent expense shall be excluded and (ii) the cash portion of “straight-line” rent expense that exceeds the amount expensed in respect of such rent expense shall be included and (b) non-cash gains, losses, income and expenses resulting from fair value accounting required by the applicable standard under GAAP shall be excluded;

(16) unrealized gains and losses relating to hedging transactions and mark-to-market of Indebtedness denominated in foreign currencies resulting from the applications of the applicable standard under GAAP shall be excluded; and

(17) solely for the purpose of calculating Restricted Payments, the difference, if positive, of the Consolidated Taxes of BP I and BP II calculated in accordance with GAAP and the actual Consolidated Taxes paid in cash by BP I and BP II during any Reference Period shall be included.

Notwithstanding the foregoing, for the purpose of the covenant described under “— Certain Covenants — Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Profit any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries of BP I or BP II or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clauses (5) and (6) of the definition of Cumulative Credit contained therein.

“Consolidated Non-cash Charges” means, with respect to any Person for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Profit of such Person for such period on a consolidated basis and otherwise determined in accordance with GAAP, but excluding any such charge which consists of or requires an accrual of, or cash reserve for, anticipated cash charges for any future period.

“Consolidated Taxes” means with respect to any Person for any period, provision for taxes based on income, profits or capital, including, without limitation, national, state, franchise and similar taxes and any Tax Distributions taken into account in calculating Consolidated Net Profit.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent:

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2) to advance or supply funds:

(a) for the purchase or payment of any such primary obligation, or

(b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Credit Agreement” means (i) the Senior Secured Credit Facilities and (ii) whether or not the instruments referred to in clause (i) remain outstanding, if designated by the Issuers to be included in the definition of “Credit Agreement,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances) or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Credit Agreement Documents” means the collective reference to the Credit Agreement, any notes issued pursuant thereto and the guarantees thereof and any security or collateral documents entered into in relation thereto, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified from time to time.

“Currency Agreement” means, in respect of a Person, any foreign exchange contract, currency swap agreement, currency futures contract, currency option contract, currency derivative or other similar agreement to which such Person is a party or beneficiary.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by BP I, BP II or one of the Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate, setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of BP I or BP II or any direct or indirect parent of BP I or BP II (other than Disqualified Stock), that is issued for cash (other than to BP I, BP II or any of their respective Subsidiaries or an employee stock ownership plan or trust established by BP I, BP II or any of their respective Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officers’ Certificate, on the issuance date thereof.

“Disinterested Directors” means, with respect to any Affiliate Transaction, one or more members of the Board of Directors of BP I, BP II or any parent company of BP I or BP II having no material direct or indirect financial interest in or with respect to such Affiliate Transaction. A member of any such Board of Directors shall not be deemed to have such a financial interest by reason of such member’s holding of Equity Interests of BP I, BP II or any parent company of BP I or BP II or any options, warrants or other rights in respect of such Equity Interests.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event:

(1) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than as a result of a change of control or asset sale; provided that the relevant asset sale or change of control provisions, taken as a whole, are not materially more disadvantageous to the holders of the Senior Secured Notes than is customary in comparable transactions (as determined in good faith by the Issuers));

(2) is convertible or exchangeable for Indebtedness or Disqualified Stock of such Person; or

(3) is redeemable at the option of the holder thereof, in whole or in part (other than solely as a result of a change of control or asset sale),

in each case prior to 91 days after the maturity date of the Senior Secured Notes or the date the Senior Secured Notes are no longer outstanding; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided, further, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of BP I, BP II or their respective Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by BP I or BP II in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability; provided, further, that any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock shall not be deemed to be Disqualified Stock.

“Domestic Subsidiary” means, with respect to any Person, any Subsidiary of such Person that is incorporated or organized under the laws of the United States of America or any state thereof or the District of Columbia.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Profit of such Person for such period plus, without duplication, to the extent the same was deducted in calculating Consolidated Net Profit:

(1) Consolidated Taxes; plus

(2) Consolidated Interest Expense; plus

(3) Consolidated Non-cash Charges; plus

(4) business optimization expenses and other restructuring charges, expenses or reserves; provided that, with respect to each business optimization expense or other restructuring charge, expense or reserve, the Issuers shall have delivered to the Trustee an Officers’ Certificate specifying and quantifying such expense, charge or reserve and stating that such expense, charge or reserve is a business optimization expense or other restructuring charge or reserve, as the case may be; plus

(5) the amount of management, monitoring, consulting and advisory fees and related expenses paid to Rank (or any accruals relating to such fees and related expenses) during such period pursuant to the terms of the agreements between Rank and BP I or BP II and its Subsidiaries as described with particularity in the Offering Circular and as in effect on the Issue Date; plus

(6) all add backs reflected in the financial presentation of “RGHL Combined Group Pro Forma Adjusted EBITDA” in the section called “Summary — Summary Historical and Pro Forma Combined Financial Information” in the amounts set forth in and as further described in that section of the Offering Circular, but only to the extent such add backs occurred in the consecutive four quarter period used in the calculations of Fixed Charge Coverage Ratio and Senior Secured First Lien Leverage Ratio, as the case may be; less, without duplication,

(1) non-cash items increasing Consolidated Net Profit for such period (excluding the recognition of deferred revenue or any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges that reduced EBITDA in any prior period and any items for which cash was received in a prior period); less

(2) all deductions reflected in the financial presentation of “RGHL Combined Group Pro Forma Adjusted EBITDA” in the section called “Summary — Summary Historical and Pro Forma Combined Financial Information” in the amounts set forth in and as further described in that section of the Offering Circular, but only to the extent such deductions occurred in the consecutive four quarter period used in the calculations of Fixed Charge Coverage Ratio and Senior Secured First Lien Leverage Ratio, as the case may be.

“Equity Contribution” means the cash contributed by Rank Group Limited to RGHL as contemplated in the Pactiv Acquisition Document.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale after the Issue Date of ordinary shares or Preferred Stock of BP I or any direct or indirect parent of BP I or BP II, as applicable (other than Disqualified Stock), other than:

(1) public offerings with respect to BP I’s or such direct or indirect parent’s ordinary shares registered on Form S-8;

(2) issuances to any Subsidiary of BP I or BP II; and

(3) any such public or private sale that constitutes an Excluded Contribution.

“Euro Equivalent” means, with respect to any monetary amount in a currency other than euro, at any time of determination thereof by BP I, BP II or the Trustee, the amount of euro obtained by converting such currency other than euro involved in such computation into euro at the spot rate for the purchase of euro with the applicable currency other than euro as published in The Financial Times in the “Currency Rates” section (or, if The Financial Times is no longer published, or if such information is no longer available in The Financial Times, such source as may be selected in good faith by BP I or BP II) on the date of such determination.

“Evergreen Acquisition” means collectively (a) the acquisition by Reynolds Group Holdings Inc., a direct wholly owned subsidiary of BP III, of all the Equity Interests of Evergreen Packaging Inc., (b) the acquisition by SIG Combibloc Holding GmbH, an indirect wholly-owned subsidiary of BP III, of all the Equity Interests of Evergreen Packaging (Luxembourg) S.à r.l and (c) the acquisition by Whakatane Mill Limited, an indirect wholly-owned subsidiary of BP III, from Carter Holt Harvey Limited of the assets and liabilities of the Whakatane Paper Mill.

“Evergreen Acquisition Documents” means the (i) the Reorganization Agreement, dated as of April 25, 2010, between Carter Holt Harvey Limited, BP III, Reynolds Group Holdings, Inc., Evergreen Packaging United States Limited and Evergreen Packaging New Zealand Limited and (ii) the Asset Purchase Agreement, dated as of April 25, 2010, between Carter Holt Harvey Limited and Whakatane Mill Limited, and any other document entered into in connection therewith, in each case as amended, supplemented or modified from time to time prior to the Issue Date.

“Evergreen Transactions” means the Evergreen Acquisition and the transactions related thereto (including the transactions contemplated in that certain Project Echo Structure dated April 23, 2010, prepared by RGHL), including the incremental term loan borrowing of $800 million under the Senior Secured Credit Facilities, the issuance and guarantee of the May 2010 Notes.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contributions” means the Cash Equivalents or other assets (valued at their Fair Market Value as determined in good faith by senior management or the Board of Directors of BP I or BP II) received by BP I or BP II, as applicable, after the Issue Date from:

(1) contributions to its common equity capital; or

(2) the sale (other than to a Subsidiary of BP I or BP II or to any Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of BP I or BP II,

in each case designated as Excluded Contributions pursuant to an Officers’ Certificate executed by an Officer of BP I or BP II on or promptly after the date such capital contributions are made or the date such Capital Stock is sold, as the case may be.

“Fair Market Value” means, with respect to any asset or property, the price that could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction (as determined in good faith by BP I or BP II except as otherwise provided in the Senior Secured Notes Indenture).

“February 2011 Notes” means the February 2011 Senior Secured Notes and the February 2011 Senior Notes.

“February 2011 Senior Indenture” means the Senior Notes Indenture dated as of February 1, 2011, among the US Issuer I, the US Issuer II, the Luxembourg Issuer, the guarantors from time to time party thereto, The Bank of New York Mellon, as Trustee, Principal Paying Agent, Registrar and Transfer Agent and The Bank of New York Mellon, London Branch, as Paying Agent, as supplemented, amended and modified from time to time thereafter.

“February 2011 Senior Notes” means the $1,000.0 million aggregate principal amount of 8.250% Senior Notes due 2021 issued pursuant to the February 2011 Senior Indenture.

“February 2011 Senior Secured Indenture” means the Senior Secured Notes Indenture dated as of February 1, 2011, among the US Issuer I, the US Issuer II, the Luxembourg Issuer, the guarantors from time to time party thereto, The Bank of New York Mellon, as Trustee, Principal Paying Agent, Registrar, Transfer Agent and Collateral Agent and The Bank of New York Mellon, London Branch, as Paying Agent, and Wilmington Trust (London) Limited, as additional Collateral Agent, as supplemented, amended and modified from time to time thereafter.

“February 2011 Senior Secured Notes” means the $1,000.0 million aggregate principal amount of 6.875% Senior Secured Notes due 2021 issued pursuant to the February 2011 Senior Secured Indenture.

“February 2012 Notes” means the $1,250.0 million aggregate principal amount of 9.875% Senior Notes due 2019 issued pursuant to the February 2012 Senior Indenture.

“February 2012 Senior Indenture” means the Senior Notes Indenture dated as of February 15, 2012, among the Issuers, certain guarantors party thereto, The Bank of New York Mellon, as Trustee, Principal Paying Agent, Transfer Agent and Registrar and The Bank of New York Mellon, London Branch as Paying Agent.

“Financial Assistance Restricted Subsidiary” means any Restricted Subsidiary that is prevented from being a Senior Secured Note Guarantor due to applicable financial assistance laws; provided that such Restricted Subsidiary shall become a Senior Secured Note Guarantor upon or as soon as reasonably practical after (but not later than 90 days after (subject to the expiration of applicable waiting periods and compliance with applicable laws)) such financial assistance laws no longer prevent such Restricted Subsidiary from being a Senior Secured Note Guarantor if it would otherwise be required to be a Senior Secured Note Guarantor pursuant to “Certain Covenants — Future Senior Secured Note Guarantors.”

“Financing Disposition” means any sale, transfer, conveyance or other disposition of inventory that is equipment used in the product filling process by BP I or any Restricted Subsidiary thereof to a Person that is not a Subsidiary of BP I or BP II that meets the following conditions:

(1) the Board of Directors of BP I shall have determined in good faith that such sale, transfer, conveyance or other disposition is in the aggregate economically fair and reasonable to BP I or, as the case may be, the Restricted Subsidiary in question;

(2) all sales of such inventory are made at Fair Market Value;

(3) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by BP I);

(4) no portion of the Indebtedness or any other obligations (contingent or otherwise) of such Person (i) is guaranteed by BP I, BP II or any Restricted Subsidiary, (ii) is with recourse to or obligates BP I, BP II or any Subsidiary of BP I or BP II in any way or (iii) subjects any property or asset of BP I, BP II or any other Subsidiary of BP I or BP II, directly or indirectly, contingently or otherwise, to the satisfaction thereof;

(5) neither BP I, BP II nor any Restricted Subsidiary has any material contract, agreement, arrangement or understanding with such Person other than on terms which BP I or BP II reasonably believes to be no less favorable to BP I, BP II or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of any Issuer; and

(6) neither BP I, BP II nor any other Restricted Subsidiary has any obligation to maintain or preserve such Person’s financial condition or cause such entity to achieve certain levels of operating results.

“First Lien Intercreditor Agreement” means the intercreditor agreement dated as of November 5, 2009, among The Bank of New York Mellon, as Collateral Agent, Credit Suisse, as Representative under the Credit Agreement, The Bank of New York Mellon, as Representative under the 2009 Indenture, each additional Representative from time to time party thereto and the grantors party thereto, as from time to time amended, supplemented or modified.

“First Lien Obligations” means (i) all Secured Indebtedness secured by a Lien that has equal priority with, ranks pari passu with, or is otherwise on parity with, or ranks prior to, ahead of, or otherwise senior to, the Lien in favor of the Senior Secured Notes, (ii) all other Obligations (not constituting Indebtedness) of BP I, BP II and the Restricted Subsidiaries under the agreements governing such Secured Indebtedness described in clause (i) to this definition and (iii) all other Obligations of BP I, BP II or any Restricted Subsidiaries in respect of Hedging Obligations or Obligations in respect of cash management services, in each case owing to a Person that is a holder of Indebtedness described in clause (i) or Obligations described in clause (ii) or an Affiliate of such holder at the time of entry into such Hedging Obligations or Obligations in respect of cash management services.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that BP I, BP II or any Restricted Subsidiaries Incurs, repays, repurchases or redeems any Indebtedness (other than in the case of revolving credit borrowings or revolving advances in which case interest expense shall be computed based upon the average daily balance of such Indebtedness during the applicable period) or issues, repurchases or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period; provided, however, that the pro forma calculation of Consolidated Interest Expense shall not give effect to (a) any Indebtedness, Disqualified Stock or Preferred Stock Incurred or issued on the date of determination pursuant to the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified and Preferred Stock” and (b) the repayment, repurchase or redemption of any Indebtedness, Disqualified Stock or Preferred Stock to the extent such repayment, repurchase or redemption results from the proceeds of Indebtedness, Disqualified Stock or Preferred Stock Incurred or issued pursuant to the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified and Preferred Stock.”

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations and consolidations (in each case including the Transactions) and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, and any operational changes that BP I, BP II or any of the Restricted Subsidiaries has determined to make or made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date (each, for purposes of this definition, a “pro forma event”) shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations and consolidations (in each case including the Transactions), discontinued operations and operational changes (and the change of any associated Fixed Charges (calculated in accordance with the proviso in the prior paragraph) and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into BP I or BP II or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, amalgamation, consolidation, discontinued operation or operational change, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, consolidation or operational change had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of BP I or BP II. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of BP I or BP II as set forth in an Officers’ Certificate, to reflect operating expense reductions and other operating improvements or synergies reasonably expected to result from the applicable pro forma event (including, to the extent applicable, from the Transactions).

If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligation has a remaining term in excess of 12 months). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of BP I or BP II to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuers may designate.

“Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:

(1) Consolidated Interest Expense of such Person for such period and

(2) all cash dividend payments (excluding items eliminated in consolidation) on any series of Preferred Stock or Disqualified Stock of such Person and its Restricted Subsidiaries.

“Foreign Subsidiary” means, with respect to any Person, any Subsidiary of such Person that is not a Domestic Subsidiary of such Person.

“GAAP” means the International Financial Reporting Standards (“IFRS”) as in effect (except as otherwise provided in the Senior Secured Notes Indenture in relation to financial reports and other information to be delivered to Holders) on the Reference Date. Except as otherwise expressly provided in the Senior Secured Notes Indenture, all ratios and calculations based on GAAP contained in the Senior Secured Notes Indenture shall be computed in conformity with GAAP. At any time after the Issue Date, BP I, BP II and the Issuers may elect to apply generally accepted accounting principles in the United States (“US GAAP”) in lieu of GAAP and, upon any such election, references herein to GAAP shall thereafter be construed to mean US GAAP as in effect (except as otherwise provided in the Senior Secured Notes Indenture) on the date of such election; provided that any such election, once made, shall be irrevocable and that, upon first reporting its fiscal year results under US GAAP each of BP I, BP II and each of the Issuers shall restate its financial statements on the basis of US GAAP for the fiscal year ending immediately prior to the first fiscal year for which financial statements have been prepared on the basis of US GAAP; provided further, however, that in the event BP I, BP II and the Issuers have made such an election and are thereafter required by applicable law to apply IFRS in lieu of US GAAP (or IFRS is a successor to US GAAP) (any such change, a “Required Change”), they shall be entitled to apply IFRS, and that upon subsequently reporting its fiscal year results on the basis of IFRS in lieu of US GAAP each of BP I, BP II and each of the Issuers shall restate its financial statements on the basis of IFRS for the fiscal year ending immediately prior to the fiscal year after such Required Change. In the event that BP I, BP II and the Issuers are required to make the Required Change, references herein to GAAP shall be construed to mean IFRS as in effect on the date of such Required Change. The Issuers shall give notice of election to apply US GAAP or requirement to apply IFRS to the Trustee and the Holders.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and

(2) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

“holder”, “Holder”, “noteholder” or “secured noteholder” means the Person in whose name a Note is registered on the Registrar’s books.

“IASB” means the International Accounting Standards Board and any other organization or agency that shall issue pronouncements regarding the application of GAAP.

“including” means including without limitation.

“Incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary.

“Indebtedness” means, with respect to any Person (without duplication):

(1) the principal and premium (if any) of any indebtedness of such Person, whether or not contingent, (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property (except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor Incurred in the ordinary course of business and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP), (d) in respect of Capitalized Lease Obligations or (e) representing any Hedging Obligations, if and to the extent that any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2) to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the obligations referred to in clause (1) of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business);

(3) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Person; and

(4) to the extent not otherwise included, with respect to BP I, BP II and the Restricted Subsidiaries, the amount then outstanding (i.e., advanced, and received by, and available for use by, BP I, BP II or any Restricted Subsidiaries) under any Receivables Financing (as set forth in the books and records of BP I, BP II or any Restricted Subsidiary and confirmed by the agent, trustee or other representative of the institution or group providing such Receivables Financing) to the extent there is recourse to BP I, BP II or the Restricted Subsidiaries (as that term is understood in the context of recourse and non-recourse receivable financings);

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (1) Contingent Obligations Incurred in the ordinary course of business and not in respect of borrowed money; (2) deferred or prepaid revenues or marketing fees; (3) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller; (4) Obligations under or in respect of Qualified Receivables Financing; (5) obligations under the Acquisition Documents, the Reynolds Acquisition Documents, the Evergreen Acquisition Documents, the Pactiv Acquisition Document or the Reynolds Foodservice Acquisition Document; or (6) Subordinated Shareholder Funding.

Notwithstanding anything in the Senior Secured Notes Indenture to the contrary, Indebtedness shall not include, and shall be calculated without giving effect to, the effects of Statement of Financial Accounting

Standards No. 133 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under the Senior Secured Notes Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness; and any such amounts that would have constituted Indebtedness under the Senior Secured Notes Indenture but for the application of this sentence shall not be deemed an Incurrence of Indebtedness under the Senior Secured Notes Indenture.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant, in each case of nationally recognized standing, that is, in the good faith determination of the Issuers, qualified to perform the task for which it has been engaged.

“Initial Purchasers” means Credit Suisse Securities (USA) LLC, HSBC Securities (USA) Inc., ANZ Securities, Inc. and Rabo Securities USA, Inc.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the US, U.K., Canadian, Swiss or Japanese government or any member state of the European Monetary Union or any agency or instrumentality thereof (other than Cash Equivalents);

(2) securities that have a rating equal to or higher than Baa3 (or equivalent) by Moody’s or BBB- (or equivalent) by S&P, or an equivalent rating by any other Rating Agency, but excluding any debt securities or loans or advances between and among BP I, BP II and their respective Subsidiaries;

(3) investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment or distribution; and

(4) corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding two years from the date of acquisition.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers in the ordinary course of business and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of BP I or BP II in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “— Certain Covenants — Limitation on Restricted Payments:”

(1) “Investments” shall include the portion (proportionate to BP I’s or BP II’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of a Subsidiary at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, BP I or BP II, as applicable, shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to:

(a) BP I’s or BP II’s “Investment” in such Subsidiary at the time of such redesignation; less

(b) the portion (proportionate to BP I’s or BP II’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer, in each case as determined in good faith by the Board of Directors of each Issuer.

“Issue Date” means October 15, 2010, the date on which the Senior Secured Notes were originally issued.

“June 2007 Transactions” means the Acquisition and the transactions related thereto (including the transactions contemplated in that certain Memorandum on Structure dated as of May 11, 2007, prepared by Deloitte & Touche), including borrowings under the 2007 Credit Agreement then in effect, the borrowings under a senior subordinated bridge loan and the refinancing of such senior subordinated bridge loan and partial prepayment of the 2007 Credit Agreement with the proceeds of the issuance of the 2007 Senior Notes and the 2007 Senior Subordinated Notes, and the contribution (through holding companies of RGHL) by Rank and certain other investors arranged by Rank of common equity, preferred equity or Subordinated Shareholder Funding to BP I and BP II.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or similar encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement or any lease in the nature thereof); provided that in no event shall an operating lease be deemed to constitute a Lien.

“Local Facility” means a working capital facility provided to a Subsidiary of RGHL by a Local Facility Provider in respect of which a Local Facility Certificate has been delivered, and not cancelled, under the terms of (and as such term is defined in) the 2007 Intercreditor Agreement and the First Lien Intercreditor Agreement and which constitutes a “Secured Local Facility” as defined in the Credit Agreement Documents.

“Local Facility Agreement” means the agreement under which a Local Facility is made available.

“Local Facility Provider” means a lender or other bank or financial institution that has acceded to the First Lien Intercreditor Agreement, as applicable, and the 2007 Intercreditor Agreement as a provider of a Local Facility.

“Luxembourg Proceeds Loans” means (a) the intercompany loan from the Luxembourg Issuer to BP III, dated November 5, 2009 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the 2009 Notes, (b) the intercompany loan from the Luxembourg Issuer to BP III, dated May 4, 2010 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the May 2010 Notes and (c) the intercompany loan from the Luxembourg Issuer to BP III, dated November 16, 2010 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the Senior Notes.

“Management Group” means the group consisting of the directors, executive officers and other management personnel of BP I, BP II or any direct or indirect parent of BP I or BP II, as the case may be, on the Reference Date together with (1) any new directors whose election by such boards of directors or whose nomination for election by the shareholders of BP I, BP II or any direct or indirect parent of BP I or BP II, as applicable, was approved by a vote of a majority of the directors of BP I, BP II or any direct or indirect parent of BP I or BP II, as applicable, then still in office who were either directors on the Reference Date or whose election or nomination was previously so approved and (2) executive officers and other management personnel of BP I, BP II or any direct or indirect parent of BP I or BP II, as applicable, hired at a time when the directors on the Reference Date together with the directors so approved constituted a majority of the directors of BP I, BP II or any direct or indirect parent of BP I or BP II, as applicable.

“May 2010 Indenture” means the Senior Notes Indenture dated as of May 4, 2010, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., The Bank of New York Mellon as Trustee, Principal Paying Agent, Transfer Agent and Registrar and The Bank of New York Mellon, London Branch as Paying Agent, as supplemented, amended and modified from time to time thereafter.

“May 2010 Notes” means the $1,000.0 million aggregate principal amount of 8.5% Senior Notes due 2018 issued pursuant to the May 2010 Indenture.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Proceeds” means the aggregate cash proceeds received by BP I, BP II or any Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received in respect of or upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding (i) the assumption by the acquiring person of Indebtedness relating to the disposed assets or other consideration received in any other non-cash form and (ii) the aggregate cash proceeds received by BP I, BP II or any Restricted Subsidiaries in respect of the sale of any Non-Strategic Land since the Reference Date in an aggregate amount of up to €25.0 million), net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements related thereto), amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than pursuant to the second paragraph of the covenant described under either “— Certain Covenants — Asset Sales — Asset Sales”) to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by BP I or BP II as a reserve in accordance with GAAP against any liabilities associated with the asset disposed in such transaction and retained by BP I or BP II after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Net Profit” means, with respect to any Person, the Net Profit (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Non-Strategic Land” means (a) the investment properties in which BP II, BP I or their respective Subsidiaries had an interest at the Reference Date which are a proportion of the real property owned by SIG Combibloc GmbH located at Linnich & Wittenberg in Germany, real property owned by SIG Finanz AG (which was absorbed by SIG Combibloc Group AG (formerly SIG Holding AG) by means of a merger effective as of June 15, 2010) located at Newcastle in England, real property owned by SIG Moldtec GmbH & Co. KG, real property owned by SIG Schweizerische Industrie-Gesellschaft AG and located at Neuhausen in Switzerland, Beringen in Switzerland, Rafz in Switzerland, Ecublens in Switzerland and Romanel in Switzerland, real property owned by SIG Combibloc Group AG (formerly SIG Holding AG) located in Beringen in Switzerland, real property owned by SIG Euro Holding AG & Co. KG aA located at Waldshut-Tiengen in Germany and real property owned by SIG Real Estate GmbH & Co. KG located at Neunkirchen in Germany and (b) other properties in which BP II, BP I or their respective Subsidiaries have an interest from time to time and which is designated by BP II in an Officers’ Certificate delivered to the Trustee as not required for the ongoing business operations of BP II, BP I and their respective Subsidiaries.

“Notes” means the Senior Notes and the Senior Secured Notes.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any Indebtedness; provided that Obligations with respect to the Senior Secured Notes shall not include fees or indemnifications in favor of the Trustee and other third parties other than the holders of the Senior Secured Notes.

“Obligor” means any Issuer or a Senior Secured Note Guarantor.

“Offer” means the public tender offer by RGHL for all publicly held Target Shares.

“Offer Prospectus” means the prospectus dated December 22, 2006 and the amendments to the prospectus dated February 2, 2007 and March 13, 2007 as published in the Swiss national press.

“Offering Circular” means the Offering Circular dated October 6, 2010, with respect to the original issuance of the Senior Notes and the Senior Secured Notes.

“Officer” of any Person means the Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of such Person or any other person that the board of directors of such person shall designate for such purpose.

“Officers’ Certificate” means a certificate signed on behalf of BP I or, if otherwise specified, an Issuer, by two Officers of BP I or an Issuer, as applicable, or of a Subsidiary or parent of BP I or an Issuer, as applicable, that is designated by BP I or an Issuer, as applicable, one of whom must be the principal executive officer, the principal financial officer, the treasurer, the principal accounting officer or similar position of BP I or the Issuers, as applicable, or such Subsidiary or parent that meets the requirements set forth in the Senior Secured Notes Indenture and is in form and substance satisfactory to the Trustee.

“Opinion of Counsel” means a written opinion addressed to the Trustee from legal counsel in form and substance satisfactory to the Trustee. The counsel may be an employee of or counsel to BP I or BP II.

“Pactiv” means Pactiv Corporation.

“Pactiv 2012 Notes” refers to the 5.785% Notes due July 15, 2012 of Pactiv Corporation, with an outstanding principal amount of $249.3 million as of December 31, 2011, which was repaid in connection with the 2012 Refinancing Transactions.

“Pactiv 2018 Notes” refers to the 6.400% Notes due January 15, 2018 of Pactiv Corporation, with an outstanding principal amount of $15.7 million (net of $1 million of unamortized discount) as of December 31, 2011.

“Pactiv Acquisition” means the acquisition by RGHL, through its wholly owned subsidiary Reynolds Acquisition Corporation, of all of the outstanding stock of Pactiv pursuant to the Pactiv Acquisition Document.

“Pactiv Acquisition Document” means the Agreement and Plan of Merger, dated as of August 16, 2010, among Rank Group Limited, RGHL, Reynolds Acquisition Corporation and Pactiv.

“Pactiv Base Indenture” means the Indenture dated as of September 29, 1999, between Tenneco Packaging Inc. and The Chase Manhattan Bank as Trustee, as supplemented, amended and modified from time to time thereafter.

“Pactiv Change of Control Offers” refers to Pactiv’s offers to purchase the Pactiv 2012 Notes and the Pactiv 2018 Notes, as currently required by the applicable indentures.

“Pactiv Tender Offers” refers to Pactiv’s offers to purchase and consent solicitations with respect to the Pactiv 2012 Notes and the Pactiv 2018 Notes.

“Pactiv Transactions” refers to: (i) the offering of the Senior Secured Notes and Senior Notes, (ii) the incremental term loan borrowings under the Senior Secured Credit Facilities in connection with the Pactiv Acquisition, (iii) the repayment of certain Pactiv indebtedness including the Pactiv 2012 Notes and Pactiv 2018 Notes in connection with the Pactiv Tender Offers and Pactiv Change of Control Offers, (iv) the Pactiv Acquisition, (v) the Equity Contribution, (vi) the other transactions related to the foregoing and (vii) the payment of fees and expenses related to the foregoing.

“Permitted Holders” means, at any time, each of (i) Rank, (ii) the Management Group and (iii) any Person acting in the capacity of an underwriter in connection with a public or private offering of Capital Stock of BP I or BP II or any of their Affiliates. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Senior Secured Notes Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investments” means:

(1) any Investment in BP I, BP II or any Restricted Subsidiary;

(2) any Investment in Cash Equivalents or Investment Grade Securities;

(3) any Investment by BP I, BP II or any Restricted Subsidiary in a Person, including in the Equity Interests of such Person, if as a result of such Investment (a) such Person becomes a Restricted Subsidiary or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys all or Substantially All of its assets to, or is liquidated into, BP I, BP II or a Restricted Subsidiary;

(4) any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of “— Certain Covenants — Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing on, or made pursuant to binding commitments existing on, the Issue Date or an Investment consisting of any extension, modification or renewal of any Investment existing on the Issue Date; provided that the amount of any such Investment only may be increased as required by the terms of such Investment as in existence on the Issue Date;

(6) advances to officers, directors or employees, taken together with all other advances made pursuant to this clause (6), not to exceed 0.25% of Total Assets at any one time outstanding;

(7) any Investment acquired by BP I, BP II or any of the Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by BP I, BP II or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable, (b) as a result of a foreclosure by BP I, BP II or any Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default, (c) as a result of the settlement, compromise or resolution of litigation, arbitration or other disputes with Persons who are not Affiliates or (d) in settlement of debts created in the ordinary course of business;

(8) Hedging Obligations permitted under clause (j) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(9) any Investment by BP I, BP II or any Restricted Subsidiaries in a Similar Business having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (9) that are at that time outstanding, not to exceed 3.25% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (9) is made in any Person that is not a Restricted Subsidiary at the date of the making of such Investment and such Person becomes a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (9) for so long as such Person continues to be a Restricted Subsidiary;

(10) additional Investments by BP I, BP II or any Restricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (10) that are at that time outstanding (after giving effect to the sale or other transfer of an Unrestricted Subsidiary to the extent the proceeds of such sale received by BP I, BP II and the Restricted Subsidiaries consists of cash and Cash Equivalents), not to exceed 1.0% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (10) is made in any Person that is not a Restricted Subsidiary at the date of the making of such Investment and such Person becomes a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (10) for so long as such Person continues to be a Restricted Subsidiary;

(11) loans and advances to officers, directors or employees for business-related travel expenses, moving expenses and other similar expenses, in each case Incurred in the ordinary course of business or consistent with past practice or to fund such person’s purchase of Equity Interests of BP I, BP II or any direct or indirect parent of BP I or BP II;

(12) Investments the payment for which consists of Equity Interests or Subordinated Shareholder Funding of BP I or BP II (other than Disqualified Stock) or any direct or indirect parent of BP I or BP II, as applicable; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clauses (2) and (3) of the definition of Cumulative Credit contained in “— Certain Covenants — Limitation on Restricted Payments;”

(13) any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of the second paragraph of the covenant described under “— Certain Covenants — Transactions with Affiliates” (except transactions described in clauses (2), (6), (7) and (11)(b) of such paragraph);

(14) Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(15) guarantees issued in accordance with the covenants described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Future Senior Secured Note Guarantors;”

(16) Investments consisting of or to finance purchases and acquisitions of inventory, supplies, materials, services or equipment or purchases of contract rights or licenses or leases of intellectual property;

(17) any Investment in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Financing, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Receivables Financing or any related Indebtedness; provided, however, that any Investment in a Receivables Subsidiary is in the form of a Purchase Money Note, contribution of additional receivables or an equity interest;

(18) any Investment in an entity or purchase of a business or assets in each case owned (or previously owned) by a customer of a Restricted Subsidiary as a condition or in connection with such customer (or any member of such customer’s group) contracting with a Restricted Subsidiary, in each case in the ordinary course of business;

(19) any Investment in an entity which is not a Restricted Subsidiary to which a Restricted Subsidiary sells accounts receivable pursuant to a Receivables Financing;

(20) Investments of a Restricted Subsidiary acquired after the Issue Date or of an entity merged into, amalgamated with, or consolidated with BP I, BP II or a Restricted Subsidiary in a transaction that is not prohibited by the covenant described under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” after the Issue Date to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(21) guarantees by BP I, BP II or any Restricted Subsidiaries of operating leases (other than Capitalized Lease Obligations), trademarks, licenses, purchase agreements or of other obligations that do not constitute Indebtedness, in each case entered into by BP I, BP II or any Restricted Subsidiary in the ordinary course of business consistent with past practice;

(22) pledges or deposits (x) with respect to leases or utilities provided to third parties in the ordinary course of business or (y) that are otherwise a Permitted Lien or made in connection with a Permitted Lien; and

(23) any Indebtedness permitted under clause (y) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

“Permitted Liens” means, with respect to any Person:

(1) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or US government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet overdue by more than 60 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

(3) Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings and for which there are adequate reserves set aside in accordance with GAAP or the non-payment of which in the aggregate would not reasonably be expected to have a material adverse effect on the Issuers, RGHL and the Restricted Subsidiaries taken as a whole;

(4) Liens (i) required by any regulatory or government authority or (ii) in favor of issuers of performance and surety bonds or bid bonds or letters of credit or completion guarantees issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties Incurred in the ordinary course of business and title defects or irregularities that are of a minor nature and which do not in the aggregate materially impair the operation of the business of such Person;

(6) (i) Liens securing an aggregate principal amount of First Lien Obligations not to exceed the maximum principal amount of First Lien Obligations that, as of the date such First Lien Obligations were Incurred, and after giving effect to the Incurrence of such First Lien Obligations and the application of proceeds therefrom on such date, would not cause the Senior Secured First Lien Leverage Ratio of BP I and BP II on a combined basis to exceed 3.50 to 1.00, (ii) Liens securing an aggregate principal amount of First Lien Obligations not to exceed $500.0 million, (iii) Liens securing Indebtedness Incurred pursuant to clause (a) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” (iv) Liens securing the 2009 Notes (or any guarantees thereof), (v) Liens securing the Senior Secured Notes (or any guarantees thereof), (vi) Liens securing Indebtedness Incurred pursuant to clause (d) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” (vii) Liens securing the 2007 Notes (or any guarantees thereof) as in effect on the Issue Date and any Lien that replaces the Lien in existence on the Issue Date so long as such replacement Lien is in respect of the same property as the Lien in existence on the Issue Date; and (viii) Liens securing Indebtedness permitted to be Incurred pursuant to the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” provided, however, that such Lien is junior to, ranks behind or is otherwise subordinated to the Lien securing the Senior Secured Notes pursuant to an Additional Intercreditor Agreement on terms not less favorable to the noteholders, the Collateral Agent and the Trustee than in the 2007 Intercreditor Agreement;

(7) Liens existing on the Issue Date (other than Liens described in clause (6));

(8) Liens on assets, property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided further, however, that such Liens may not extend to any other property owned by BP I, BP II or any Restricted Subsidiary;

(9) Liens on assets or property at the time BP I, BP II or a Restricted Subsidiary acquired the assets or property, including any acquisition by means of a merger, amalgamation or consolidation with or into BP I, BP II or any Restricted Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such acquisition; provided further, however, that the Liens may not extend to any other property owned by BP I, BP II or any Restricted Subsidiary;

(10) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to BP I, BP II or another Restricted Subsidiary permitted to be Incurred in accordance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(11) Liens securing Hedging Obligations not Incurred in violation of the Senior Secured Notes Indenture; provided that with respect to Hedging Obligations relating to Indebtedness, such Lien extends only to the property securing such Indebtedness;

(12) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13) leases, subleases, licenses and sublicenses of real property which do not materially interfere with the ordinary conduct of the business of BP I, BP II or any Restricted Subsidiaries;

(14) Liens on assets or property of BP I, BP II or any Restricted Subsidiary securing the Senior Secured Notes or any Senior Secured Note Guarantees;

(15) Liens in favor of BP I, BP II or any Senior Secured Note Guarantor;

(16) Liens (i) on accounts receivable and related assets of the type specified in the definition of “Receivables Financing” Incurred in connection with a Qualified Receivables Financing and (ii) on inventory that is equipment used in the product filling process Incurred in connection with a Financing Disposition;

(17) deposits made in the ordinary course of business to secure liability to insurance carriers;

(18) Liens on the Equity Interests of Unrestricted Subsidiaries and on the Equity Interests of joint ventures securing obligations of such joint ventures;

(19) grants of software and other technology licenses in the ordinary course of business;

(20) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in clauses (6) (other than clause (6)(vii)), (7), (8), (9), (10), (15) and (20); provided, however, that (x) such new Lien shall be limited to all or part of the same property (including any after acquired property to the extent it would have been subject to a Lien in respect of the Indebtedness being refinanced, refunded, extended, renewed or replaced) that secured the original Lien as in effect immediately prior to the refinancing, refunding, extension, renewal or replacement of the Indebtedness secured by such Lien (plus improvements on such property), (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6) (other than clause (6)(vii)), (7), (8), (9), (10), (15) and (20) at the time the original Lien became a Permitted Lien under the Senior Secured Notes Indenture and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement and (z) such new Lien shall not have priority over, rank ahead of, or otherwise be senior pursuant to any intercreditor agreement to the original Lien securing the Indebtedness being refinanced, refunded, extended, renewed or replaced; provided further, however, that in the case of any Liens to secure any refinancing, refunding, extension, renewal or replacement of Indebtedness secured by a Lien referred to in any of clauses (6) (other than clause (6)(vii)), (7), (8), (9) or (10), the principal amount of any Indebtedness Incurred for such refinancing, refunding, extension, renewal or replacement shall be deemed secured by a Lien under such original clause and not this clause (20) for purposes of determining the principal amount of Indebtedness outstanding under clause 6(i);

(21) Liens on equipment of BP I, BP II or any Restricted Subsidiary granted in the ordinary course of business to BP I’s, BP II’s or such Restricted Subsidiary’s client at which such equipment is located;

(22) judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(23) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(24) Liens arising by virtue of any statutory or common law provisions relating to banker’s liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depository or financial institution;

(25) any interest or title of a lessor under any Capitalized Lease Obligation;

(26) any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(27) Liens Incurred to secure cash management services or to implement cash pooling arrangements in the ordinary course of business;

(28) other Liens securing obligations Incurred in the ordinary course of business which obligations do not exceed $30.0 million at any one time outstanding;

(29) Liens arising from Uniform Commercial Code filings regarding operating leases entered into by BP I, BP II and the Restricted Subsidiaries in the ordinary course of business;

(30) Liens on securities that are the subject of repurchase agreements constituting Cash Equivalents; and

(31) Liens on property or assets under construction (and related rights) in favor of a contractor or developer or arising from progress or partial payments by a third party relating to such property or assets prior to completion.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Pre-Announcement” means the pre-announcement of the Offer pursuant to Article 7, et seq. TOO (Voranmeldung) as published by electronic media on 19 December 2006 and in the print media on 21 December 2006.

“Preferred Stock” means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution or winding-up.

“Public Debt” means any Indebtedness consisting of bonds, debentures, notes or other similar debt securities issued in (a) a public offering registered under the Securities Act or (b) a private placement to institutional investors that is underwritten for resale in accordance with Rule 144A or Regulation S of such Act, whether or not it includes registration rights entitling the holders of such debt securities to registration thereof with the SEC. The term “Public Debt” (i) shall not include the Senior Secured Notes (or any Additional Senior Secured Notes) and (ii) for the avoidance of doubt, shall not be construed to include any Indebtedness issued to institutional investors in a direct placement of such Indebtedness that is not underwritten by an intermediary (it being understood that, without limiting the foregoing, a financing that is distributed to not more than 10 Persons (provided that multiple managed accounts and affiliates of any such

Persons shall be treated as one Person for the purposes of this definition) shall be deemed not to be underwritten), or any commercial bank or similar Indebtedness, Capitalized Lease Obligation or recourse transfer of any financial asset or any other type of Indebtedness Incurred in a manner not customarily viewed as a “securities offering.”

“Purchase Money Note” means a promissory note of a Receivables Subsidiary evidencing a line of credit, which may be irrevocable, from BP I, BP II or any of their respective Subsidiaries to a Receivables Subsidiary in connection with a Qualified Receivables Financing, which note is intended to finance that portion of the purchase price that is not paid by cash or a contribution of equity.

“Qualified Receivables Financing” means any Receivables Financing that meets the following conditions:

(1) the Board of Directors of BP I or BP II shall have determined in good faith that such Qualified Receivables Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to BP I or BP II or, as the case may be, the Subsidiary in question;

(2) all sales of accounts receivable and related assets are made at Fair Market Value; and

(3) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Issuers) and may include Standard Securitization Undertakings.

The grant of a security interest in any accounts receivable of BP I, BP II or any of their respective Subsidiaries (other than a Receivables Subsidiary or the Subsidiary undertaking such Receivables Financing) to secure Indebtedness under the Credit Agreement, Indebtedness in respect of the Senior Secured Notes or any Refinancing Indebtedness with respect to the Senior Secured Notes shall not be deemed a Qualified Receivables Financing.

“Rank” means (i) Mr. Graeme Richard Hart (or his estate, heirs, executor, administrator or other personal representative, or any of his immediate family members or any trust, fund or other entity which is controlled by his estate, heirs or any of his immediate family members), and any of his or their Affiliates (each a “Rank Party”) and (ii) any Person that forms a group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) with any Rank Party; provided that in the case of (ii) (x) any Rank Party owns a majority of the voting power of the Voting Stock of BP I and BP II or any direct or indirect parent of BP I or BP II, as applicable, (y) no other Person has beneficial ownership of any of the Voting Stock included in determining whether the threshold set forth in clause (x) has been satisfied and (z) any Rank Party controls a majority of the Board of Directors of each of BP I and BP II or any direct or indirect parent of BP I or BP II, as applicable.

“Rating Agency” means (1) each of Moody’s and S&P and (2) if Moody’s or S&P ceases to rate the Senior Secured Notes for reasons outside of the Issuers’ control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Issuers or any direct or indirect parent of an Issuer as a replacement agency for Moody’s or S&P, as the case may be.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any participation interests issued or sold in connection with, and all other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Financing.

“Receivables Financing” means any transaction or series of transactions that may be entered into by BP I, BP II or any of their respective Subsidiaries pursuant to which BP I, BP II or any of their respective Subsidiaries may sell, convey or otherwise transfer to (a) a Receivables Subsidiary or (b) any other Person, or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of BP I, BP II or any of their respective Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable and any Hedging Obligations entered into by BP I, BP II or any such Subsidiary in connection with such accounts receivable.

“Receivables Repurchase Obligation” means any obligation of a seller of receivables in a Qualified Receivables Financing to repurchase receivables arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Receivables Subsidiary” means a Wholly Owned Subsidiary of BP I or BP II (or another Person formed for the purposes of engaging in Qualified Receivables Financing with BP I or BP II in which BP I or BP II or any of Subsidiary of BP I or BP II makes an Investment and to which BP I, BP II or any Restricted Subsidiary transfers accounts receivable and related assets) that engages in no activities other than in connection with the financing of accounts receivable of BP I, BP II and their respective Subsidiaries, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and that is designated by the Board of Directors of each of the Issuers (as provided below) as a Receivables Subsidiary and:

(a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by BP I, BP II or any Restricted Subsidiary (excluding guarantees of obligations (other than the principal of and interest on Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is with recourse to or obligates BP I, BP II or any Subsidiary of BP I or BP II in any way other than pursuant to Standard Securitization Undertakings or (iii) subjects any property or asset of BP I, BP II or any other Subsidiary of BP I or BP II, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

(b) with which neither BP I, BP II nor any other Restricted Subsidiary has any material contract, agreement, arrangement or understanding other than on terms which BP I or BP II reasonably believes to be no less favorable to BP I, BP II or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of any Issuer; and

(c) to which neither BP I, BP II nor any other Restricted Subsidiary has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

Any such designation by the Board of Directors of each of the Issuers shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of each of the Issuers giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.

“Reference Date” means June 29, 2007.

“Representative” means the trustee, agent or representative (if any) for any Indebtedness; provided that if, and for so long as, any Indebtedness lacks such a Representative, then the Representative for such Indebtedness shall at all times constitute the holder or holders of a majority in outstanding principal amount of obligations under such Indebtedness.

“Restricted Cash” means cash and Cash Equivalents held by BP I, BP II or any Restricted Subsidiaries that are contractually restricted from being distributed or otherwise paid to any Issuer or not available for general corporate purposes, except for such restrictions that are contained in agreements governing Indebtedness permitted under the Senior Secured Notes Indenture.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, with respect to any Person, any Subsidiary of such Person other than an Unrestricted Subsidiary of such Person. Unless otherwise indicated in this “Description of the October 2010 Senior Secured Notes,” all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of each of BP I and BP II.

“Reynolds 2007 Credit Agreement” means the Senior Secured Facilities Agreement dated February 21, 2008, among Reynolds Packaging Group (NZ) Limited, Closure Systems International Holdings Inc., Closure Systems International B.V., Reynolds Consumer Products Holdings Inc. and Reynolds Treasury (NZ) Limited, as borrowers, the Lenders party thereto, Australia and New Zealand Banking Group Limited, BOS International (Australia) Limited, Calyon Australia Limited and Credit Suisse, as joint lead arrangers and underwriters, and Credit Suisse as facility agent and security trustee, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder (subject to compliance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Liens”) or altering the maturity thereof.

“Reynolds Acquisition” means collectively (a) the acquisition by BP III of all the Equity Interests of each of Closure Systems International (Luxembourg) S.àr.l and Reynolds Consumer Products (Luxembourg) S.àr.l and (b) the acquisition by Reynolds Group Holdings Inc., a direct wholly owned subsidiary of BP III, of all the Equity Interests of Reynolds Consumer Products Holdings Inc.

“Reynolds Acquisition Documents” means the (i) Stock Purchase Agreement, dated as of October 15, 2009, by and among BP III, Reynolds Group Holdings Inc., a direct wholly-owned subsidiary of BP III, and Reynolds Consumer Products (NZ) Limited, a New Zealand company and (ii) Stock Purchase Agreement, dated as of October 15, 2009, by and between BP III and Closure Systems International (NZ) Limited, a New Zealand company, and any other document entered into in connection therewith, in each case as amended, supplemented or modified from time to time prior to November 5, 2009.

“Reynolds Foodservice Acquisition” means, collectively, (a) the acquisition by Reynolds Group Holdings Inc., a direct wholly owned subsidiary of BP III, of all of the Equity Interests of Reynolds Packaging Inc., (b) the acquisition by Closure Systems International B.V., an indirect wholly owned subsidiary of BP III, of all of the Equity Interests of Reynolds Packaging International B.V., together with a minority interest in Reynolds Metals Company de Mexico S. de R.L. de C.V., from an affiliated entity, that along with Reynolds Group Holdings Inc. and Closure Systems International B.V,. is beneficially owned by Mr. Graeme Richard Hart.

“Reynolds Foodservice Acquisition Document” means the Stock Purchase Agreement, dated as of September 1, 2010, among BP III, Reynolds Group Holdings Inc., Closure Systems International B.V. and Reynolds Packaging (NZ) Limited.

“Reynolds Foodservice Transactions” means the Reynolds Foodservice Acquisition and the transactions related thereto.

“Reynolds Transactions” means the Reynolds Acquisition and the transactions related thereto (including the transactions contemplated in that certain Steps Plan and Structure Chart dated November 3, 2009, prepared by RGHL), including the repayment of the Reynolds 2007 Credit Agreement, the issuance and guarantee of, and granting of security in relation to, the 2009 Notes, the entering into and borrowings and guarantees under, and granting of security in relation to, the Senior Secured Credit Facilities, the amendment to the 2007 Intercreditor Agreement, entry into the First Lien Intercreditor Agreement and the contribution by RGHL of funds in return for common equity of BP I.

“RP Reference Date” means November 5, 2009.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired by BP I, BP II or a Restricted Subsidiary whereby BP I, BP II or a Restricted Subsidiary transfers such property to a Person and BP I, BP II or such Restricted Subsidiary leases it from such Person, other than leases between BP I, BP II and a Restricted Subsidiary or between Restricted Subsidiaries.

“S&P” means Standard & Poor’s Ratings Group or any successor to the rating agency business thereof.

“SEC” means the Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness secured by a Lien.

“Secured Obligations” means (a) the due and punctual payment of (i) the principal of and interest (including interest accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding) on the Senior Secured Notes, when and as due, whether at maturity, by acceleration, upon one or more dates set for prepayment or otherwise, and (ii) all other monetary obligations of any Issuer to any of the Secured Parties under the Senior Secured Note Documents, including fees, costs, expenses and indemnities, whether primary, secondary, direct, contingent, fixed or otherwise (including monetary obligations incurred during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding), (b) the due and punctual performance of all other obligations of the Issuers under or pursuant to the Senior Secured Note Documents, and (c) the due and punctual payment and performance of all the obligations of each other Obligor under or pursuant to the Senior Secured Note Documents.

“Secured Parties” means (a) the Holders, (b) the Trustee, (c) the Collateral Agent, (d) the beneficiaries of each indemnification obligation undertaken by any Obligor under any Senior Secured Note Document and (e) the successors and assigns of each of the foregoing.

“Securities Act” means the US Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Security Documents” has the meaning given to such term under “— Security — Brief Summary of Security Documents and Intercreditor Agreements”.

“Senior Indebtedness” means, with respect to any Person, (a) Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred; and (b) all other Obligations of such Person (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of Indebtedness described in clause (a), unless, in the case of clauses (a) and (b), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such Indebtedness or other Obligations in respect thereof are subordinate in right of payment to the Senior Secured Notes or the Senior Secured Note Guarantee of such Person, as the case may be; provided, however, that Senior Indebtedness shall not include:

(1) any obligation of such Person to BP I, BP II or any Subsidiary of BP I or BP II;

(2) any liability for national, state, local or other taxes owed or owing by such Person;

(3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof (other than by way of letter of credit, bank guarantee, performance or other bond, or other similar obligation) or instruments evidencing such liabilities);

(4) any Capital Stock;

(5) any Indebtedness or other Obligation of such Person which is subordinate or junior in right of payment to any other Indebtedness or other Obligation of such Person; or

(6) that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Senior Secured Notes Indenture.

“Senior Note Guarantee” means any guarantee of the obligations of the Issuers under the Senior Notes Indenture and the Senior Notes by any Person in accordance with the provisions of the Senior Notes Indenture.

“Senior Note Guarantors” means (x) RGHL, BP I and the Restricted Subsidiaries that granted a guarantee with respect to the indebtedness Incurred as incremental term loan borrowings under the Senior Secured Credit Facilities in connection with the Pactiv Acquisition as of November 16, 2010 (other than the

Issuers) and (y) any Person that subsequently becomes a Senior Note Guarantor in accordance with the terms of the Senior Notes Indenture; provided that upon the release or discharge of such Person from its Senior Note Guarantee in accordance with the Senior Notes Indenture, such Person shall cease to be a Senior Note Guarantor.

“Senior Notes” means the $1,500,000,000 aggregate principal amount of 9.000% Senior Notes due 2019 pursuant to the Senior Notes Indenture.

“Senior Notes Indenture” means the Senior Notes Indenture dated as of the Issue Date, among U.S. LLC Escrow Issuer, U.S. Corporate Escrow Issuer, Lux Escrow Issuer and The Bank of New York Mellon, as Trustee, Principal Paying Agent, Transfer Agent and Registrar, as supplemented, amended and modified from time to time thereafter.

“Senior Secured Credit Facilities” means the Credit Agreement dated as of November 5, 2009, among others, BP I and Credit Suisse, as administrative agent, the other financial institutions party thereto, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder (subject to compliance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Liens” ) or altering the maturity thereof.

“Senior Secured First Lien Indebtedness” means, with respect to any Person at any date, the sum of (A) Indebtedness under the Senior Secured Credit Facilities, (B) Indebtedness under the Senior Secured Notes and (C) to the extent not included in clause (A) or (B), the other First Lien Obligations of such Person and its Restricted Subsidiaries, in each case as of such date (determined on a consolidated basis in accordance with GAAP).

“Senior Secured First Lien Leverage Ratio” means, with respect to any Person at any date, the ratio of (i) Senior Secured First Lien Indebtedness of such Person less the amount of Cash Equivalents in excess of any Restricted Cash that would be stated on the balance sheet of such Person and its Restricted Subsidiaries and held by such Person and its Restricted Subsidiaries as of such date of determination to (ii) EBITDA of such Person for the four full fiscal quarters for which internal financial statements are available immediately preceding the Senior Secured First Lien Leverage Calculation Date (as defined below). In the event that such Person or any of its Restricted Subsidiaries Incurs, repays, repurchases or redeems any Senior Secured First Lien Indebtedness subsequent to the commencement of the period for which the Senior Secured First Lien Leverage Ratio is being calculated but prior to the event for which the calculation of the Senior Secured First Lien Leverage Ratio is made (the “Senior Secured First Lien Leverage Calculation Date”), then the Senior Secured First Lien Leverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Senior Secured First Lien Indebtedness as if the same had occurred at the beginning of the applicable four-quarter period; provided that the Issuers may elect pursuant to an Officers’ Certificate delivered to the Trustee to treat all or any portion of the commitment under any Senior Secured First Lien Indebtedness as being Incurred at such time, in which case any subsequent Incurrence of Senior Secured First Lien Indebtedness under such commitment shall not be deemed, for purposes of this calculation, to be an Incurrence at such subsequent time.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations (including the Transactions) and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, and any operational changes that BP I, BP II or any of the Restricted Subsidiaries has determined to make or have made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Senior Secured First Lien Leverage Calculation Date (each, for purposes of this definition, a “pro forma event”) shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations (including the Transactions), discontinued

operations and other operational changes (and the change of any associated Senior Secured First Lien Indebtedness and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into BP I, BP II or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, amalgamation, consolidation, discontinued operation or operational change, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Senior Secured First Lien Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, amalgamation, consolidation or operational change had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuers. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the Issuers as set forth in an Officers’ Certificate, to reflect operating expense reductions and other operating improvements or synergies reasonably expected to result from the applicable pro forma event (including, to the extent applicable, from the Transactions).

“Senior Secured Note Documents” means (a) the Senior Secured Notes, the Senior Secured Notes Guarantees, the Senior Secured Notes Indenture, the Security Documents, the First Lien Intercreditor Agreement, the 2007 Intercreditor Agreement and (b) any other related document or instrument executed and delivered pursuant to any Senior Secured Note Document described in clause (a) evidencing or governing any Secured Obligations thereunder.

“Senior Secured Note Guarantee” means any guarantee of the obligations of the Issuers under the Senior Secured Notes Indenture and the Senior Secured Notes by any Person in accordance with the provisions of the Senior Secured Notes Indenture.

“Senior Secured Note Guarantors” means (x) RGHL, BP I and the Restricted Subsidiaries that granted a guarantee with respect to the indebtedness Incurred as incremental term loan borrowings under the Senior Secured Credit Facilities in connection with the Pactiv Acquisition as of November 16, 2010 (other than the Issuers) and (y) any Person that subsequently becomes a Senior Secured Note Guarantor in accordance with the terms of the Senior Secured Notes Indenture; provided that upon the release or discharge of such Person from its Senior Secured Note Guarantee in accordance with the Senior Secured Notes Indenture, such Person shall cease to be a Senior Secured Note Guarantor.

“Senior Secured Notes” means the $1,500,000,000 aggregate principal amount of 7.125% Senior Secured Notes due 2019 pursuant to the Senior Secured Notes Indenture.

“Senior Secured Notes Indenture” means the Senior Secured Notes Indenture dated as of the Issue Date, among U.S. LLC Escrow Issuer, U.S. Corporate Escrow Issuer, Lux Escrow Issuer, The Bank of New York Mellon, as Trustee, Principal Paying Agent, Transfer Agent, Registrar and Collateral Agent and Wilmington Trust (London) Limited, as Additional Collateral Agent, as supplemented, amended and modified from time to time thereafter.

“Senior Secured Notes Registration Rights Agreement” means the Senior Secured Notes Registration Rights Agreement related to the Senior Secured Notes, dated as of the Issue Date, among the Escrow Issuers and the Initial Purchasers, as such agreement may be amended, modified or supplemented from time to time; provided that, as of the Escrow Release Date the Issuers shall assume all of the obligations of the Escrow Issuers under, and the Senior Secured Note Guarantors shall execute a joinder to, the Senior Secured Notes Registration Rights Agreement, and, with respect to any Additional Senior Secured Notes, one or more registration rights agreements between the Issuers and the other parties thereto, as such agreement(s) may be amended, modified or supplemented from time to time, relating to rights given by the Issuers to the purchasers of Additional Senior Secured Notes to register such Additional Senior Secured Notes under the Securities Act.

“Significant Subsidiary” means any Restricted Subsidiary that meets any of the following conditions:

(1) BP I’s, BP II’s and the Restricted Subsidiaries’ investments in and advances to the Restricted Subsidiary exceed 10% of the total assets of BP I, BP II and the Restricted Subsidiaries on a combined consolidated basis as of the end of the most recently completed fiscal year;

(2) BP I’s, BP II’s and the Restricted Subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the Restricted Subsidiary exceeds 10% of the total assets of BP I, BP II and the Restricted Subsidiaries on a combined consolidated basis as of the end of the most recently completed fiscal year; or

(3) BP I’s, BP II’s and the Restricted Subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the Restricted Subsidiary exceeds 10% of such income of BP I, BP II and the Restricted Subsidiaries on a consolidated basis for the most recently completed fiscal year.

“Similar Business” means (a) any businesses, services or activities engaged in by BP I, BP II or any their respective Subsidiaries on the Issue Date and (b) any businesses, services and activities engaged in by BP I, BP II or any their respective Subsidiaries that are related, complementary, incidental, ancillary or similar to any of the foregoing or are extensions or developments of any thereof.

“Squeeze-Out” means the acquisition pursuant to Article 33 of the Swiss Federal Stock Exchanges and Securities Trading Act (SR954.1) by BP III of the remaining Target Shares after at least 98% of the Target’s Voting Stock has been acquired by BP III at the end of the Offer.

“Standard Securitization Undertakings” means representations, warranties, covenants, indemnities and guarantees of performance entered into by BP I, BP II or any Subsidiary of BP I or BP II which BP I or BP II has determined in good faith to be customary in a Receivables Financing including, without limitation, those relating to the servicing of the assets of a Subsidiary, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Subordinated Indebtedness” means (a) with respect to any Issuer, any Indebtedness of such Issuer which is by its terms subordinated in right of payment to the Senior Secured Notes and (b) with respect to any Senior Secured Note Guarantor, any Indebtedness of such Senior Secured Note Guarantor which is by its terms subordinated in right of payment to its Senior Secured Note Guarantee.

“Subordinated Shareholder Funding” means, collectively, any funds provided to BP I or BP II by any direct or indirect parent, any Affiliate of any direct or indirect parent or any Permitted Holder or any Affiliate thereof, in exchange for or pursuant to any security, instrument or agreement other than Capital Stock, in each case issued to and held by any of the foregoing Persons, together with any such security, instrument or agreement and any other security or instrument other than Capital Stock issued in payment of any obligation under any Subordinated Shareholder Funding; provided, however, that such Subordinated Shareholder Funding:

(1) does not (including upon the happening of any event) mature or require any amortization, redemption or other repayment of principal or any sinking fund payment prior to the first anniversary of the Stated Maturity of the Senior Secured Notes (other than through conversion or exchange of such funding into Capital Stock (other than Disqualified Stock) of BP I or BP II or any funding meeting the requirements of this definition) or the making of any such payment prior to the first anniversary of the Stated Maturity of the Senior Secured Notes is restricted by the 2007 Intercreditor Agreement, any Additional Intercreditor Agreement or another intercreditor agreement;

(2) does not (including upon the happening of any event) require, prior to the first anniversary of the Stated Maturity of the Senior Secured Notes, payment of cash interest, cash withholding amounts or other cash gross-ups, or any similar cash amounts or the making of any such payment prior to the first anniversary of the Stated Maturity of the Senior Secured Notes is restricted by the 2007 Intercreditor Agreement, any Additional Intercreditor Agreement or another intercreditor agreement;

(3) contains no change of control or similar provisions and does not accelerate and has no right to declare a default or event of default or take any enforcement action or otherwise require any cash payment (in each case, prior to the first anniversary of the Stated Maturity of the Senior Secured Notes) or the payment of any amount as a result of any such action or provision, or the exercise of any rights or enforcement action (in each case, prior to the first anniversary of the Stated Maturity of the Senior Secured Notes) is restricted by the 2007 Intercreditor Agreement, any Additional Intercreditor Agreement or another intercreditor agreement;

(4) does not provide for or require any security interest or encumbrance over any asset of BP I, BP II or any of their respective Subsidiaries;

(5) pursuant to its terms or pursuant to the 2007 Intercreditor Agreement, any Additional Intercreditor Agreement or another intercreditor agreement, is fully subordinated and junior in right of payment to the Senior Secured Notes pursuant to subordination, payment blockage and enforcement limitation terms which are customary in all material respects for similar funding or are no less favorable in any material respect to Holders than those contained in the 2007 Intercreditor Agreement as in effect on the Issue Date with respect to the “Senior Creditors” (as defined therein) in relation to “Parentco Debt” (as defined therein);

provided that any event or circumstance that results in such subordinated obligation ceasing to qualify as Subordinated Shareholder Funding, including it ceasing to be held by any direct or indirect parent, any Affiliate of any direct or indirect parent or any Permitted Holder or any Affiliate thereof, shall constitute an Incurrence of such Indebtedness by BP I, BP II or such Restricted Subsidiary.

“Subsidiary” means, with respect to any Person, (1) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof and (2) any partnership, joint venture or limited liability company of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise and (y) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Substantially All” when used in relation to assets, means assets of the relevant entity or entities having a market value of at least 75% of the market value of all of the assets of such entity or entities at the date of the relevant transactions.

“Target” means SIG Combibloc Group AG (formerly SIG Holding AG), a company limited by shares incorporated in Switzerland registered in the Commercial Register of the Canton of Schaffhausen with the register number CH-290.3.004.149-2.

“Target Shares” means all of the registered shares of Target.

“Tax Distributions” means any distributions described in clause (12) of the covenant entitled “— Certain Covenants — Limitation on Restricted Payments.”

“Taxes” means all present and future taxes, levies, imposts, deductions, charges, duties and withholdings and any charges of a similar nature (including interest, penalties and other liabilities with respect thereto) that are imposed by any government or other taxing authority.

“TOO” means the Ordinance of the Swiss Takeover Board on Public Takeover Offers in effect until December 31, 2008 (SR 954.195.1).

“Total Assets” means the total combined consolidated assets of BP I, BP II and the Restricted Subsidiaries, as shown on the most recent combined balance sheet of BP I and BP II.

“Transactions” means the June 2007 Transactions, the Reynolds Transactions, the Evergreen Transactions, the Pactiv Transactions and the Reynolds Foodservice Transactions.

“Treasury Rate” (as determined by the Issuers) means, with respect to the Senior Secured Notes, as of any redemption date, the yield to maturity as of such date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the date the redemption notice is mailed (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to October 15, 2014; provided that if the period from the redemption date to such date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Officer” means any officer within the corporate trust department of the Trustee, including any managing director, vice president, senior associate or any other officer of the Trustee (1) who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject and (2) who shall have direct responsibility for the administration of the Senior Secured Notes Indenture.

“Trustee” means the party named as such in the Senior Secured Notes Indenture until a successor replaces it and, thereafter, means the successor.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of BP I or BP II that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of RGHL may designate any Subsidiary (other than any Issuer) of BP I or BP II (including any newly acquired or newly formed Subsidiary of BP I or BP II) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on any property of, BP I or BP II or any other Subsidiary of BP I or BP II that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that the Subsidiary to be so designated and its Subsidiaries do not at the time of designation have and do not thereafter Incur any Indebtedness pursuant to which the lender has recourse to any of the assets of BP I, BP II or any of the Restricted Subsidiaries; provided further, however, that either:

(a) the Subsidiary to be so designated has total consolidated assets of $1,000 or less; or

(b) if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under the covenant described under “— Certain Covenants — Limitation on Restricted Payments.”

The Board of Directors of each of the Issuers may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

(x) (1) BP I or BP II could Incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or (2) the Fixed Charge Coverage Ratio for BP I, BP II and its Restricted Subsidiaries would be greater than such ratio for BP I, BP II and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation; and

(y) no Event of Default shall have occurred and be continuing.

Any such designation by the Board of Directors of each of the Issuers shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of each of the Issuers giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“US Controlled Foreign Subsidiary” means any Person that (A)(i) is a Foreign Subsidiary and (ii) is a “controlled foreign corporation” within the meaning of Section 957(a) of the Code and the US Treasury Regulations thereunder or (B)(i) is a Domestic Subsidiary and (ii) has no material assets other than securities of one or more Foreign Subsidiaries (which are “controlled foreign corporations” within the meaning of Section 957(a) of the Code and the US Treasury Regulations thereunder) of such Domestic Subsidiary and indebtedness issued by such Foreign Subsidiaries.

“U.S. Dollar Equivalent” means with respect to any monetary amount in a currency other than U.S. Dollars, at any time for determination thereof by BP I, BP II or the Trustee, the amount of U.S. Dollars obtained by converting such currency other than U.S. Dollars involved in such computation into U.S. Dollars at the spot rate for the purchase of U.S. Dollars with the applicable foreign currency as published in The Wall Street Journal in the “Exchange Rates” column under the heading “Currency Trading” (or, if The Wall Street Journal is no longer published, or if such information is no longer available in The Wall Street Journal, such source as may be selected in good faith by BP I or BP II) on the date of such determination.

“US Proceeds Loans” means (a) the intercompany loan from the US Issuer I to Closure Systems International Holdings Inc., dated as of November 5, 2009 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the 2009 Notes, (b) the intercompany loan from the US Issuer I to Reynolds Group Holdings Inc., dated as of November 5, 2009 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the 2009 Notes, (c) the intercompany loan from the US Issuer I to Reynolds Group Holdings Inc., dated May 4, 2010 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the May 2010 Notes and (d) the intercompany loan from the .S. Issuer I to Reynolds Acquisition Corporation, dated November 16, 2010 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds of the Senior Notes and the Senior Secured Notes and (e) the intercompany loan from the US Issuer I to Pactiv, dated February 1, 2011 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the February 2011 Notes.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing (1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by (2) the sum of all such payments.

“Wholly Owned Restricted Subsidiary” is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or other similar shares required pursuant to applicable law) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

DESCRIPTION OF THE OCTOBER 2010 SENIOR NOTES

General

On October 15, 2010, RGHL US Escrow I LLC, a Delaware limited liability company (the “US LLC Escrow Issuer”), RGHL US Escrow I Inc., a Delaware corporation (the “US Corporate Escrow Issuer” and, together with the US LLC Escrow Issuer, the “US Escrow Issuers”) and RGHL Escrow Issuer (Luxembourg) I S.A., a company incorporated as a société anonyme (a public limited liability company) under the laws of Luxembourg (the “Lux Escrow Issuer” and, together with the US Escrow Issuers, the “Escrow Issuers”), issued $1,500,000,000 aggregate principal amount of Senior Notes (the “Senior Notes”) pursuant to a Senior Notes Indenture (the “Senior Notes Indenture”), among themselves and The Bank of New York Mellon, as Trustee, Principal Paying Agent, Transfer Agent and Registrar and The Bank of New York Mellon, London Branch, as Paying Agent. Proceeds of the offering were held in escrow until November 16, 2010. Upon the initial issuance of the Senior Notes, the Senior Notes were obligations of the Escrow Issuers, and were not obligations of Reynolds Group Issuer LLC, a Delaware limited liability company (the “US Issuer I”), Reynolds Group Issuer Inc., a Delaware corporation (the “US Issuer II” and, together with the US Issuer I, the “US Issuers”), Reynolds Group Issuer (Luxembourg) S.A., a company incorporated as a société anonyme (a public limited liability company) under the laws of Luxembourg (the “Luxembourg Issuer” and, together with the US Issuers, the “Issuers”) or the Senior Note Guarantors (as defined below). On November 16, 2010 (i) the US LLC Escrow Issuer merged with and into the US Issuer I, with the US Issuer I surviving the merger and assuming by operation of law the obligations of the US LLC Escrow Issuer under the Senior Notes Indenture, the Senior Notes and the other applicable documents, (ii) the US Corporate Escrow Issuer merged with and into the US Issuer II, with the US Issuer II surviving the merger and assuming by operation of law the obligations of the US Corporate Escrow Issuer under the Senior Notes Indenture, the Senior Notes and the other applicable documents, and (iii) the Lux Escrow Issuer merged with and into the Luxembourg Issuer, with the Luxembourg Issuer surviving the merger and assuming by operation of law the obligations of the Lux Escrow Issuer under the Senior Notes Indenture, the Senior Notes and the other applicable documents.

The terms of the new Senior Notes are substantially identical to the terms of the old Senior Notes, except that the new Senior Notes are registered under the Securities Act and therefore will not contain restrictions on transfer or provisions relating to additional interest, will bear a different CUSIP or ISIN number from the old Senior Notes and will not entitle their holders to registration rights. The new Senior Notes will otherwise be treated as the old Senior Notes for purposes of the Senior Notes Indenture.

The Senior Notes Indenture contains provisions that define your rights and govern the obligations of the Issuers under the Senior Notes. Copies of the Senior Notes Indenture and the Senior Notes are filed as exhibits to the registration statement of which this prospectus forms a part and will be made available to holders of the Senior Notes upon request. See “Where You Can Find More Information.”

Terms used in this “Description of the October 2010 Senior Notes” section and not otherwise defined have the meanings set forth in the section “— Certain Definitions.” As used in this “Description of the October 2010 Senior Notes” section, (1) “we”, “us” and “our” mean Beverage Packaging Holdings (Luxembourg) I S.A. (including any successor in interest thereto, “BPI”) and its Subsidiaries (including the Issuers) and (2) “RGHL” refers only to Reynolds Group Holdings Limited (including any successor in interest thereto). For all purposes of the Senior Notes Indenture and this “Description of the October 2010 Senior Notes,” references to an entity shall be to it and to any successor in interest thereto. Any reference to “Senior Notes” in this “Description of the October 2010 Senior Notes” refers to the new Senior Notes and any old Senior Notes that are not exchanged in the exchange offer.

The Senior Notes, the Senior Secured Notes, and the Indebtedness incurred as incremental term loan borrowings under the Senior Secured Credit Facilities in connection with the Pactiv Acquisition were incurred pursuant to the fixed charge coverage ratio incurrence test, or applicable baskets provided for, under the May 2010 Indenture, the 2009 Indenture, the 2007 Senior Note Indenture and the 2007 Senior Subordinated Note Indenture. The Indebtedness incurred as incremental term loan borrowings under the Senior Secured Credit Facilities, the 2009 Notes, the Senior Secured Notes, the 7.875% senior secured notes due 2019 and the

6.875% senior secured notes due 2021 is classified as “First Lien Obligations” under the 2009 Indenture, the Senior Secured Indenture, the indenture governing the 7.875% senior secured notes due 2019 and the indenture governing the 6.875% senior secured notes due 2021, “First Priority Lien Obligations” under the 2007 Senior Note Indenture and the 2007 Senior Subordinated Note Indenture and “Secured Indebtedness” under the May 2010 Indenture, the Senior Secured Notes Indenture, the February 2011 Senior Secured Indenture, the August 2011 Secured Indenture and the February 2012 Senior Indenture. The Senior Notes are classified as “Senior Indebtedness” under the Senior Notes Indenture, the Senior Secured Notes Indenture, the August 2011 Secured Indenture, the August 2011 Senior Indenture, the February 2011 Secured Indenture, the February 2011 Senior Indenture, the May 2010 Indenture, the 2009 Indenture, the 2007 Senior Note Indenture and the 2007 Senior Subordinated Note Indenture. For a description of the Senior Secured Credit Facilities, see “Description of Certain Other Indebtedness and Intercreditor Agreements.”

Brief Description of the Senior Notes and the Senior Note Guarantees

The Senior Notes are general senior obligations of the Issuers and:

•	are joint and several obligations of the Issuers;

•	rank pari passu in right of payment with all existing and future Senior Indebtedness of the Issuers (including the 2009 Notes, the May 2010 Notes, the Senior Secured Notes, the February 2011 Notes, the August 2011 Notes and the February 2012 Notes);

•	are effectively subordinated to any Secured Indebtedness of the Issuers (including Indebtedness of such Issuers outstanding under, or with respect to their respective guarantees of, the Senior Secured Credit Facilities, the August 2011 Senior Secured Notes, the February 2011 Senior Secured Notes, the Senior Secured Notes, the 2009 Notes, the 2007 Senior Notes and the 2007 Senior Subordinated Notes) to the extent of the value of the assets securing such Indebtedness;

•	are senior in right of payment to any existing and future Subordinated Indebtedness of the Issuers, including the Issuers’ guarantees of the 2007 Senior Subordinated Notes;

•	are guaranteed on a senior basis by the Senior Note Guarantors;

•	are not guaranteed by BP II, a finance Subsidiary of RGHL, and therefore are effectively subordinated to all claims that holders of 2007 Senior Notes and 2007 Senior Subordinated Notes may have against the assets of BP II; and

•	are subordinated to all claims of creditors, including trade creditors, and claims of preferred stockholders (if any) of each of the Subsidiaries of RGHL (including BP II) that is not a Senior Note Guarantor.

The Senior Note Guarantees are general senior obligations of each Senior Note Guarantor and:

•	rank pari passu in right of payment with all existing and future Senior Indebtedness of such Senior Note Guarantor;

•	are effectively subordinated to any Secured Indebtedness of such Senior Note Guarantor (including Indebtedness of such Senior Note Guarantor outstanding under, or with respect to its guarantee of, the Senior Secured Credit Facilities, the August 2011 Senior Secured Notes, the February 2011 Senior Secured Notes, the Senior Secured Notes, the 2009 Notes, the 2007 Senior Notes and the 2007 Senior Subordinated Notes) to the extent of the value of the assets securing such Indebtedness; and

•	are senior in right of payment to any Subordinated Indebtedness of such Senior Note Guarantor, including, subject to the discussion below (see “— Ranking”), such Senior Note Guarantor’s guarantee of the 2007 Senior Subordinated Notes.

Principal, Maturity and Interest

The Issuers issued an aggregate principal amount of $1,500,000,000 of Senior Notes. The Issuers may issue additional Senior Notes, from time to time (“Additional Senior Notes”). Any offering of Additional Senior Notes is subject to the covenants described below under the caption “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Liens.” The Senior Notes and any Additional Senior Notes subsequently issued under the Senior Notes Indenture will be treated as a single class for all purposes under the Senior Notes Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Senior Notes Indenture and this “Description of the October 2010 Senior Notes,” references to the Senior Notes include any Additional Senior Notes actually issued.

The Senior Notes will mature on April 15, 2019. Each Senior Note bears interest at 9.000% per annum, payable semi-annually in arrears to holders of record at the close of business on April 1 or October 1 immediately preceding the interest payment date on April 15 and October 15 of each year, commencing April 15, 2011. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

The Senior Notes are issued only in fully registered form, without coupons, in minimum denominations of $100,000 and any integral multiple of $1,000 in excess thereof.

No service charge will be made for any registration of transfer or exchange of Senior Notes, but the Issuers may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith. Principal of, premium, if any, and interest on the Senior Notes will be payable, and the Senior Notes may be exchanged or transferred, at the office or agency designated by the Issuers (which initially shall be the principal corporate trust office of the Paying Agent).

Paying Agent and Registrar for the Senior Notes

The Issuers maintain a paying agent for the Senior Notes in New York, NY. The Issuers have undertaken under the Senior Notes Indenture that they will ensure, to the extent practicable and permitted by law, that they maintain a paying agent in a European Union member state that will not be obliged to withhold or deduct tax pursuant to the European Union Directive 2003/48/EC regarding the taxation of savings income (the “Directive”) and currently intend to maintain a paying agent in London, England. The initial Paying Agent is The Bank of New York Mellon, in New York (the “Paying Agent”).

The Issuers maintain one or more registrars (each, a “Registrar”) and a transfer agent in New York, NY. The initial Registrar is The Bank of New York Mellon. The initial transfer agent is The Bank of New York Mellon, in New York. The Registrar maintains a register outside the United Kingdom reflecting ownership of Definitive Registered Senior Notes outstanding from time to time and the transfer agent in New York facilitates transfers of Definitive Registered Senior Notes on behalf of the Issuers. The transfer agent shall perform the functions of a transfer agent.

The Issuers may change any Paying Agent, Registrar or transfer agent for the Senior Notes without prior notice to the noteholders. BP I or any of its Subsidiaries may act as Paying Agent (other than with respect to Global Senior Notes) or Registrar subject to the requirement to maintain a paying agent in a European Union member state that will not be obliged to withhold or deduct tax pursuant to the Directive.

Upon written request from the Luxembourg Issuer, the Registrar shall provide the Luxembourg Issuer with a copy of the register to enable it to maintain a register of the Senior Notes at its registered office.

Optional Redemption

In addition to the optional redemption for taxation reasons, as described below, on or after October 15, 2014, the Issuers may redeem the Senior Notes at their option, in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address (or otherwise delivered in accordance with applicable DTC procedures), at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on October 15 of the years set forth below. Without limiting the Issuers’ obligations under the Senior Notes Indenture, the Issuers may provide in such notice that payment of the redemption price and the performance of the Issuers’ obligations with respect to such redemption may be performed by another Person.

Redemption
Period	Price

2014	104.500%
2015	102.250%
2016 and thereafter	100.000%

In addition, at any time and from time to time prior to October 15, 2014, the Issuers may redeem the Senior Notes at their option, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address (or otherwise delivered in accordance with applicable DTC procedures), at a redemption price equal to 100% of the principal amount of the Senior Notes redeemed plus the Applicable Premium (as calculated by the Issuers or on behalf of the Issuers by such person as the Issuers shall designate) as of, and accrued and unpaid interest and additional interest, if any, to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). Without limiting the Issuers’ obligations under the Senior Notes Indenture, the Issuers may provide in such notice that payment of the redemption price and the performance of the Issuers’ obligations with respect to such redemption may be performed by another Person.

Notwithstanding the foregoing, at any time and from time to time prior to October 15, 2013, the Issuers may at their option redeem in the aggregate up to 35% of the original aggregate principal amount of the Senior Notes (calculated after giving effect to any issuance of any Additional Senior Notes) with the net cash proceeds of one or more Equity Offerings (1) by BP I or (2) any direct or indirect parent of BP I, in each case to the extent the net cash proceeds thereof are contributed to the common equity capital of BP I or any of its Subsidiaries or used to purchase Capital Stock (other than Disqualified Stock) of any such entity from it, at a redemption price (expressed as a percentage of principal amount thereof) of 109.000%, plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least 65% of the original aggregate principal amount of the Senior Notes (calculated after giving effect to any issuance of any Additional Senior Notes) remain outstanding after each such redemption; provided further, however, that such redemption shall occur within 90 days after the date on which any such Equity Offering is consummated upon not less than 30 nor more than 60 days’ notice mailed to each holder of Senior Notes being redeemed and otherwise in accordance with the procedures set forth in the Senior Notes Indenture.

Notice of any redemption upon any Equity Offering may be given prior to the completion thereof, and any such redemption or notice may, at the Issuers’ discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering. Without limiting the Issuers’ obligations under the Senior Notes Indenture, the Issuers may provide in such notice that payment of the redemption price and the performance of the Issuers’ obligations with respect to such redemption may be performed by another Person.

Selection and Notice

If less than all of the Senior Notes are to be redeemed or are required to be repurchased at any time, the Trustee will select Senior Notes for redemption or repurchase on a pro rata basis, to the extent practicable and in compliance with the requirements of DTC and any stock exchange on which the applicable Senior Notes are then admitted to trading; provided, however, that no Senior Note of $100,000 in aggregate principal amount or less, or other than in an integral multiple of $1,000 in excess thereof, shall be redeemed in part.

If any Senior Note is to be redeemed in part only, the notice of redemption that relates to that Senior Note shall state the portion of the principal amount thereof to be redeemed. In the case of a Definitive Registered Senior Note, a new Senior Note in currency and in principal amount equal to the unredeemed portion of the original Senior Note will be issued in the name of the noteholder thereof upon cancellation of the original Senior Note. In the case of a Global Senior Note, an appropriate notation will be made on such Senior Note to decrease the principal amount thereof to an amount equal to the unredeemed portion thereof. Subject to the terms of the applicable redemption notice, Senior Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Senior Notes or portions of them called for redemption.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Issuers are not required to make any mandatory redemption or sinking fund payments with respect to the Senior Notes. However, under certain circumstances, the Issuers may be required to offer to purchase Senior Notes as described under the captions “— Change of Control” and “— Certain Covenants — Asset Sales.” We and our affiliates may at any time and from time to time purchase Senior Notes in the open market or otherwise.

Redemption for Taxation Reasons

The Issuers may redeem the Senior Notes, at their option, in whole, but not in part, at any time upon giving not less than 30 nor more than 60 days’ prior notice (which notice will be irrevocable) to the noteholders mailed by first-class mail to each holder’s registered address (or otherwise delivered in accordance with applicable DTC procedures) at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest and additional interest, if any, to the date fixed for redemption (a “Tax Redemption Date”) (subject to the right of noteholders of record on the relevant record date to receive interest due on the relevant interest payment date) and all Additional Amounts (as defined under “— Withholding Taxes” below), if any, then due or that will become due on the Tax Redemption Date as a result of the redemption or otherwise, if any, if the Issuers determine in good faith that, as a result of:

(1) any change in, or amendment to, the law or treaties (or any regulations, protocols or rulings promulgated thereunder) of a Relevant Taxing Jurisdiction (as defined under “— Withholding Taxes” below) affecting taxation; or

(2) any change in official position regarding the application, administration or interpretation of such laws, treaties, protocols, regulations or rulings (including a holding, judgment or order by a government agency or court of competent jurisdiction) (each of the foregoing in clauses (1) and (2), a “Change in Tax Law”), any Payor (as defined under “— Withholding Taxes” below), with respect to the Senior Notes or a Senior Note Guarantee is, or on the next date on which any amount would be payable in respect of the Senior Notes would be, required to pay any Additional Amounts, and such obligation cannot be avoided by taking reasonable measures available to such Payor (including the appointment of a new Paying Agent or, where such payment would be reasonable, the payment through another Payor); provided that no Payor shall be required to take any measures that in the Issuers’ good-faith determination would result in the imposition on such person of any legal or regulatory burden or the incurrence by such person of additional costs, or would otherwise result in any adverse consequences to such person.

In the case of any Payor, the Change in Tax Law must be announced or become effective on or after the date of the Offering Circular. Notwithstanding the foregoing, no such notice of redemption will be given earlier than 90 days prior to the earliest date on which the Payor would be obliged to make such payment of Additional Amounts. Prior to the publication, mailing or delivery of any notice of redemption of the Senior Notes pursuant to the foregoing, the Issuers will deliver to the Trustee (a) an Officers’ Certificate stating that they are entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to their right so to redeem have been satisfied and (b) an opinion of an independent tax counsel of recognized standing to the effect that the Payor would be obligated to pay Additional Amounts as a result of a

Change in Tax Law. The Trustee will accept such Officers’ Certificate and opinion as sufficient evidence of the satisfaction of the conditions precedent described above, in which event it will be conclusive and binding on the noteholders.

Subject to the terms of the applicable redemption notice, Senior Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Senior Notes or portions of them called for redemption.

The foregoing provisions will apply mutatis mutandis to the laws and official positions of any jurisdiction in which any successor to a Payor is organized or otherwise considered to be a resident for tax purposes or any political subdivision or taxing authority or agency thereof or therein. The foregoing provisions will survive any termination, defeasance or discharge of the Senior Notes Indenture.

Withholding Taxes

All payments made by any Issuer or any Senior Note Guarantor or any successor in interest to any of the foregoing (each, a “Payor”) on or with respect to the Senior Notes or any Senior Note Guarantee will be made without withholding or deduction for, or on account of, any Taxes unless such withholding or deduction is required by law; provided, however, that a Payor, in any case, may withhold from any interest payment made on the Senior Notes to or for the benefit of any person who is not a “United States person,” as such term is defined for U.S. federal income tax purposes, U.S. federal withholding tax, and pay such withheld amounts to the Internal Revenue Service, unless such person provides documentation to such Payor such that an exemption from U.S. federal withholding tax would apply to such payment if interest on the Senior Notes were treated as income from sources within the U.S. for U.S. federal income tax purposes. If any deduction or withholding for, or on account of, any Taxes imposed or levied by or on behalf of:

(1) any jurisdiction (other than the United States or any political subdivision or governmental authority thereof or therein having power to tax) from or through which payment on the Senior Notes or any Senior Note Guarantee is made by such Payor, or any political subdivision or governmental authority thereof or therein having the power to tax; or

(2) any other jurisdiction (other than the United States or any political subdivision or governmental authority thereof or therein having the power to tax) in which a Payor that actually makes a payment on the Senior Notes or its Senior Note Guarantee is organized or otherwise considered to be a resident for tax purposes, or any political subdivision or governmental authority thereof or therein having the power to tax,

(each of clause (1) and (2), a “Relevant Taxing Jurisdiction”), will at any time be required from any payments made with respect to the Senior Notes or any Senior Note Guarantee, including payments of principal, redemption price, interest or premium, if any, the Payor will pay (together with such payments) such additional amounts (the “Additional Amounts”) as may be necessary in order that the net amounts received in respect of such payments by the noteholders or the Trustee, as the case may be, after such withholding or deduction (including any such deduction or withholding from such Additional Amounts), will not be less than the amounts that would have been received in respect of such payments on the Senior Notes or the Senior Note Guarantees in the absence of such withholding or deduction; provided, however, that no such Additional Amounts will be payable for or on account of:

(1) any Taxes that would not have been so imposed or levied but for the existence of any present or former connection between the relevant noteholder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, the relevant noteholder, if such noteholder is an estate, nominee, trust, partnership, limited liability company or corporation) and the Relevant Taxing Jurisdiction (including being a citizen or resident or national of, or carrying on a business or maintaining a permanent establishment in, or being physically present in, the Relevant Taxing Jurisdiction) but excluding, in each case, any connection arising solely from the acquisition, ownership or holding of such Senior Note or the receipt of any payment in respect thereof;

(2) any Taxes that would not have been so imposed or levied if the holder of the Senior Note had complied with a reasonable request in writing of the Payor (such request being made at a time that would enable such holder acting reasonably to comply with that request) to make a declaration of nonresidence or any other claim or filing or satisfy any certification, information or reporting requirement for exemption from, or reduction in the rate of, withholding to which it is entitled (provided that such declaration of nonresidence or other claim, filing or requirement is required by the applicable law, treaty, regulation or administrative practice of the Relevant Taxing Jurisdiction as a precondition to exemption from the requirement to deduct or withhold all or a part of any such Taxes);

(3) any Taxes that are payable otherwise than by withholding from a payment of the principal of, premium, if any, or interest under the Senior Notes or any Senior Note Guarantee;

(4) any estate, inheritance, gift, sales, excise, transfer, personal property or similar tax, assessment or other governmental charge;

(5) any Taxes that are required to be deducted or withheld on a payment pursuant to the Directive or any law implementing, or introduced in order to conform to, the Directive;

(6) except in the case of the liquidation, dissolution or winding up of the Payor, any Taxes imposed in connection with a Senior Note presented for payment by or on behalf of a noteholder or beneficial owner who would have been able to avoid such Tax by presenting the relevant Senior Note to, or otherwise accepting payment from, another paying agent in a member state of the European Union; or

(7) any combination of the above.

Such Additional Amounts will also not be payable (x) if the payment could have been made without such deduction or withholding if the beneficiary of the payment had presented the Senior Note for payment (where presentation is required) within 30 days after the relevant payment was first made available for payment to the noteholder or (y) where, had the beneficial owner of the Senior Note been the holder of the Senior Note, such beneficial owner would not have been entitled to payment of Additional Amounts by reason of any of clauses (1) to (7) inclusive above.

The Payor will (i) make any required withholding or deduction and (ii) remit the full amount deducted or withheld to the relevant taxing authority of the Relevant Taxing Jurisdiction in accordance with applicable law. Upon request, the Payor will use all reasonable efforts to obtain certified copies of tax receipts evidencing the payment of any Taxes so deducted or withheld from each relevant taxing authority of each Relevant Taxing Jurisdiction imposing such Taxes and will provide such certified copies to the Trustee. If, notwithstanding the efforts of such Payor to obtain such receipts, the same are not obtainable, such Payor will provide the Trustee with other evidence reasonably satisfactory to the applicable Holder.

If any Payor will be obligated to pay Additional Amounts under or with respect to any payment made on the Senior Notes, at least 30 days prior to the date of such payment, the Payor will deliver to the Trustee an Officers’ Certificate stating the fact that Additional Amounts will be payable and the amount so payable and such other information necessary to enable the Paying Agent to pay Additional Amounts to noteholders on the relevant payment date (unless such obligation to pay Additional Amounts arises less than 45 days prior to the relevant payment date, in which case the Payor shall deliver such Officers’ Certificate and such other information as promptly as practicable after the date that is 30 days prior to the payment date, but no less than five (5) Business Days prior thereto, and otherwise in accordance with the requirements of DTC).

Wherever in the Senior Notes Indenture, the Senior Notes, any Senior Note Guarantee or this “Description of the October 2010 Senior Notes” there is mentioned, in any context:

(1) the payment of principal,

(2) redemption prices or purchase prices in connection with a redemption or purchase of Senior Notes,

(3) interest, or

(4) any other amount payable on or with respect to any of the Senior Notes or any Senior Note Guarantee,

such reference shall be deemed to include payment of Additional Amounts as described under this heading to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The Payor will pay any present or future stamp, court or documentary Taxes, or any other excise, property or similar Taxes, charges or levies that arise in any jurisdiction from the execution, delivery, registration or enforcement of any Senior Notes, the Senior Notes Indenture, or any other document or instrument in relation thereto (other than a transfer of the Senior Notes) excluding any such Taxes, charges or similar levies imposed by any jurisdiction that is not a Relevant Taxing Jurisdiction, and the Payor agrees to indemnify the noteholders and the Trustee for any such Taxes paid by such noteholders. The foregoing obligations will survive any termination, defeasance or discharge of the Senior Notes Indenture and will apply mutatis mutandis to any jurisdiction in which any successor to a Payor is organized or otherwise considered to be a resident for Tax purposes or any political subdivision or taxing authority or agency thereof or therein.

Agreed Tax Treatment

The Issuers agree, and by acquiring an interest in the Senior Notes each beneficial owner of a Senior Note agrees, to treat for U.S. federal income tax purposes (i) $725,000,000 in principal amount of the Senior Notes as debt of the Luxembourg Issuer (or the sole owner of the Luxembourg Issuer) and $775,000,000 in principal amount of the Senior Notes as debt of the sole owner of the US Issuer I and (ii) interest payments on the portion of the Senior Notes that is treated as debt of the Luxembourg Issuer (or its sole owner) as non-U.S. source interest and interest payments on the portion of the Senior Notes that is treated as debt of the sole owner of the US Issuers as U.S. source interest; provided, however, that this agreement shall cease to apply if the Issuers (i) determine, after taking action that is permissible under the Senior Notes Indenture, that the aforementioned allocation of debt and interest payments is no longer accurate as a result of the changed circumstances, and (ii) promptly notify holders of such determination by sending first-class mail to each holder’s registered address (or otherwise completing delivery in accordance with applicable DTC procedures). Notwithstanding the foregoing, any Issuer or any other Payor may withhold from any interest payment made on any Senior Note to or for the benefit of any person who is not a “United States person,” as such term is defined for U.S. federal income tax purposes, U.S. federal withholding tax, and pay such withheld amounts to the Internal Revenue Service, unless such person provides documentation to such Issuer or other Payor such that an exemption from U.S. federal withholding tax would apply to such payment if interest on such Senior Note were treated as income from sources within the U.S. for U.S. federal income tax purposes.

Ranking

The indebtedness evidenced by the Senior Notes is Senior Indebtedness of the Issuers, is equal in right of payment to all existing and future Senior Indebtedness of the Issuers and is senior in right of payment to all existing and future Subordinated Indebtedness of the Issuers.

The Indebtedness evidenced by the Senior Note Guarantees is Senior Indebtedness of each Senior Note Guarantor, is equal in right of payment to all existing and future Senior Indebtedness of such Senior Note Guarantor and is senior in right of payment to all existing and future Subordinated Indebtedness of such Senior Note Guarantor. BP II, the issuer of the 2007 Senior Notes and the 2007 Senior Subordinated Notes, has not guaranteed and will not guarantee the Senior Notes.

As described in further detail below, in a liquidation, dissolution or bankruptcy of any of the Issuers or the Senior Note Guarantors, holders of Senior Notes and Senior Note Guarantees will be entitled to receive payment in full of the Senior Notes and Senior Note Guarantees before holders of the guarantees of the 2007 Senior Subordinated Notes are entitled to receive any payment (other than certain permitted junior securities) in respect of such guarantees. However, the Senior Notes and Senior Note Guarantees do not constitute “Designated Senior Indebtedness” for purposes of the 2007 Senior Subordinated Indenture and, among other things, do not have the benefits of delivering payment blockage notices or enforcing the turnover provisions in the indenture governing the 2007 Senior Subordinated Notes.

At December 31, 2011, on a pro forma basis after giving effect to the 2012 Refinancing Transactions (as defined in “The Transactions”):

(1) RGHL and its Subsidiaries had an aggregate principal amount of $11,518 million of Indebtedness secured by any Lien outstanding. RGHL and its Subsidiaries would have had $35 million and €63 million of availability under the revolving credit facility under the Senior Secured Credit Facilities and the ability to incur up to €62 million of Secured Indebtedness under Local Facilities; and

(2) RGHL and its Subsidiaries had an aggregate principal amount of $17,516 million of unsubordinated Indebtedness outstanding (whether secured or unsecured) consisting of amounts outstanding under the Senior Secured Credit Facilities, the Senior Notes (including the Senior Note Guarantees with respect thereto), the Senior Secured Notes (including the Senior Secured Note Guarantees with respect thereto), the February 2012 Notes (including the guarantees thereto), the August 2011 Senior Secured Notes (including the guarantees thereto), the August 2011 Senior Notes (including the guarantees thereto), the February 2011 Senior Secured Notes (including the guarantees with respect thereto), the February 2011 Senior Notes (including the guarantees with respect thereto), the October 2010 Senior Secured Notes (including the guarantees with respect thereto), the October 2010 Senior Notes (including the guarantees with respect thereto), the May 2010 Notes (including the guarantees with respect thereto), the 2009 Notes (including the guarantees with respect thereto) and the 2007 Senior Notes (including the guarantees with respect thereto), Pactiv’s outstanding indebtedness, the Local Facilities and certain other local overdraft and local working capital facilities.

In addition, at December 31, 2011, on a pro forma basis after giving effect to the 2012 Refinancing Transactions, RGHL and its Subsidiaries had an aggregate of $568 million of Subordinated Indebtedness outstanding consisting of the 2007 Senior Subordinated Notes (including the guarantees with respect thereto). In addition, RGHL and its Subsidiaries had $25 million of indebtedness outstanding under Local Facilities.

Although the Senior Notes Indenture limits the Incurrence of Indebtedness by BP I, BP II and any Restricted Subsidiaries and the issuance of Disqualified Stock and Preferred Stock by the Issuers and any other Restricted Subsidiaries, such limitation is subject to a number of significant qualifications and exceptions. Under certain circumstances, BP II and BP I and their respective Subsidiaries (including the Issuers) may be able to Incur substantial amounts of additional Indebtedness. Such Indebtedness may be Secured Indebtedness that has a prior claim to the Senior Notes on the assets securing such Indebtedness. The covenants do not limit the amount of Indebtedness that RGHL may incur. See “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Liens.”

The Senior Notes and Senior Note Guarantees constitute “Senior Indebtedness” for purposes of the 2007 Senior Subordinated Indenture and, as such, in a liquidation, dissolution or bankruptcy of the Issuers or the Senior Note Guarantors, holders of Senior Notes and Senior Note Guarantees will be entitled to receive payment in full of the Senior Notes and Senior Note Guarantees before holders of the guarantees of the 2007 Senior Subordinated Notes are entitled to receive any payment (other than certain permitted junior securities) in respect of such guarantees. However, the Senior Notes and Senior Note Guarantees do not constitute “Designated Senior Indebtedness” for purposes of the 2007 Senior Subordinated Indenture, as do the August 2011 Senior Secured Notes, the February 2011 Senior Secured Notes, the 2009 Notes, the Senior Secured Credit Facilities, the 2007 Senior Notes and the Senior Secured Notes, and holders thereof have more rights than the holders of Senior Notes. Thus, holders of Senior Notes and Senior Note Guarantees are not entitled to the benefit of certain provisions in the 2007 Senior Subordinated Indenture relating to the subordination of the 2007 Senior Subordinated Notes that provide rights only to holders of Designated Senior Indebtedness (as defined in the 2007 Senior Subordinated Indenture), not Senior Indebtedness. Specifically, holders of Designated Senior Indebtedness are granted, among other rights, the benefit of (i) “standstill periods,” during which no enforcement action may be taken in respect of the 2007 Senior Subordinated Notes until holders of Designated Senior Indebtedness have taken actions to enforce certain claims under their Indebtedness, (ii) “payment blockages,” which prevent payments from being made in respect of the 2007 Senior Subordinated Notes while certain events of default under the Designated Senior Indebtedness have occurred and are continuing and (iii) “turnover provisions,” which require the trustee of the 2007 Senior Subordinated Notes to pay over to holders of Designated Senior Indebtedness certain amounts that it has received in respect of the 2007 Senior Subordinated Notes. Because the Senior Notes do not constitute Designated Senior Indebtedness for purposes of the 2007 Senior Subordinated Indenture, holders are not entitled to these and other rights in favor of only Designated Senior Indebtedness. Accordingly, the Senior Notes do not have a contractual right to stop payments by the Issuers and Senior Note Guarantors in respect of the 2007 Senior Subordinated Notes and holders of Senior Notes may recover less than holders of Designated Senior Indebtedness as a result thereof.

The Senior Notes and Senior Note Guarantees rank pari passu in right of payment with the guarantees of the 2007 Senior Notes, the 2009 Notes (and related guarantees), the May 2010 Notes (and related guarantees), the Senior Secured Notes (and related guarantees), the February 2011 Senior Secured Notes (and related guarantees), the February 2011 Senior Notes (and related guarantees), the August 2011 Senior Secured Notes (and related guarantees), the August 2011 Senior Notes (and related guarantees), the February 2012 Notes (and related guarantees) and the Senior Secured Credit Facilities (and related guarantees). However, due to a contractual subordination agreement between holders of the 2007 Senior Notes on the one hand, and holders of the 2009 Notes, and the Senior Secured Credit Facilities on the other hand, which the holders of the Senior Secured Notes, the holders of the February 2011 Senior Secured Notes and the holders of the August 2011 Senior Notes also joined, the guarantees of the 2007 Senior Notes rank junior in right of payment to the 2009 Notes and the Senior Secured Credit Facilities (and their respective guarantees) and rank junior in right of payment to the Senior Secured Notes (and their guarantees), the February 2011 Senior Secured Notes (and their guarantees) and the August 2011 Senior Secured Notes (and their guarantees).

Therefore, in the event that the Issuer or a Senior Note Guarantor becomes a debtor in a United States bankruptcy case and claims under the 2007 Senior Notes, the 2009 Notes, the Senior Secured Notes, the February 2011 Senior Secured Notes, the August 2011 Senior Secured Notes and the Senior Secured Credit Facilities are not fully secured, claims of holders of Senior Notes and Senior Note Guarantees will rank pari passu in right of payment with the unsecured portion of claims of holders of the guarantees of the 2007 Senior Notes, the 2009 Notes (and related guarantees), the Senior Secured Notes (and related guarantees), the February 2011 Senior Secured Notes (and related guarantees), the August 2011 Senior Secured Notes (and related guarantees) and the Senior Secured Credit Facilities (and related guarantees), even though claims under the guarantees of the 2007 Senior Notes will rank junior in right of payment to claims under the 2009 Notes, the Senior Secured Notes, the February 2011 Senior Secured Notes (and related guarantees), the August 2011 Senior Secured Notes (and related guarantees) and the Senior Secured Credit Facilities (and their respective guarantees). In addition, in such an event, we expect that claims of holders of Senior Notes and Senior Note Guarantees will be senior in right of payment to the claims of holders of the guarantees of the 2007 Senior Subordinated Notes, such that holders of Senior Notes and Senior Note Guarantees, together with holders of any other “Senior Indebtedness” for purposes of the 2007 Senior Subordinated Indenture, will be entitled to receive payment in full of such “Senior Indebtedness” before holders of the guarantees of the 2007 Senior Subordinated Notes are entitled to receive any payment (other than certain permitted junior securities) in respect of such guarantees. However, because of the differences in the rights of the holders of the Senior Notes and the holders of Designated Senior Indebtedness, there can be no guarantee that a bankruptcy court would enforce the contractual subordination of the 2007 Subordinated Notes in favor of the Senior Notes in the same manner as the contractual subordination of the 2007 Subordinated Notes in favor of the 2007 Senior Notes, the 2009 Notes, the Senior Secured Notes, the February 2011 Senior Secured Notes, the August 2011 Senior Secured Notes and the Senior Secured Credit Facilities under such circumstances, and you may therefore recover less in a bankruptcy than if the Senior Notes and Senior Note Guarantees constituted Designated Senior Indebtedness for purposes of the 2007 Senior Subordinated Indenture. In addition, bankruptcy laws in the foreign jurisdictions in which we conduct business differ from those of the United States, and we cannot predict how a bankruptcy court in any such jurisdiction would treat such a circumstance. For more information, see “Certain Insolvency and Other Local Law Considerations.”

The US Issuer I is a finance company with no operations of its own, and its only material assets are the US Proceeds Loans. The US Issuer II is a finance company with no operations of its own, and no material assets. The Luxembourg Issuer is a finance company with no operations of its own, and its only material assets are the Luxembourg Proceeds Loans. Substantially all of the operations of RGHL are conducted through RGHL’s Subsidiaries. Unless a Subsidiary is a Senior Note Guarantor or one of the Issuers, claims of creditors of such Subsidiary, including trade creditors, and claims of preferred stockholders (if any) of such Subsidiary generally will have priority with respect to the assets and earnings of such Subsidiary over the claims of creditors of the Senior Note Guarantors, including holders of the Senior Notes. The Senior Notes, therefore, are effectively subordinated to creditors (including trade creditors) and preferred stockholders (if any) of Subsidiaries of RGHL that are not one of the Issuers or the Senior Note Guarantors (including BP II, which is a finance company). As of December 31, 2011, our various subsidiaries that are not one of the Issuers, the issuer of the 2007 Notes, or Senior Note Guarantors had no more than approximately $10 million of long-term debt (on a consolidated basis and excluding intercompany loan transactions) and $1,577 million of total assets. See “Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — Not all of our subsidiaries guarantee the notes, and the notes and the guarantees of the notes will be structurally subordinated to all of the claims of creditors of those non-guarantor subsidiaries.”

Senior Note Guarantees

Each of the Senior Note Guarantors jointly and severally, irrevocably and unconditionally guarantees on a senior basis the performance and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of the Issuers under the Senior Notes Indenture and the Senior Notes, whether for payment of principal of, premium, if any, or interest on the Senior Notes, expenses, indemnification or otherwise (all such obligations guaranteed by such Senior Note Guarantors and by any of RGHL’s Subsidiaries that subsequently become Senior Note Guarantors being herein called the “Guaranteed Obligations”), subject to limitations imposed by applicable local law and certain other limitations imposed by the terms of such guarantees; provided, however, that in no event shall a US Controlled Foreign Subsidiary be required to guarantee the Guaranteed Obligations. The entities that are Senior Note Guarantors include entities organized in the following jurisdictions: Australia, Austria, Brazil, British Virgin Islands, Canada, Costa Rica, Germany, Guernsey, Hong Kong, Hungary, Japan, Luxembourg, Mexico, the Netherlands, New Zealand, Switzerland, the United States and the United Kingdom. The Senior Note Guarantees are subject to a variety of local laws that may limit or void the Senior Note Guarantees and certain other limits imposed under the terms of such Senior Note Guarantees. For a description of such limitations and the risks associated with the Senior Note Guarantees, see

•	“Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — Fraudulent conveyance laws and other limitations on the enforceability of the notes, the guarantees and, as applicable, the related security, may adversely affect the validity and enforceability of the notes, the guarantees and, as applicable, the related security;”

•	“Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — Insolvency laws could limit your ability to enforce your rights under the notes, the guarantees and, in the case of the senior secured notes, the security;”

•	“Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — Enforcing your rights as a holder of the notes or under the guarantees, or with respect to the senior secured notes, the security, across multiple jurisdictions may be difficult;”

•	“Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — You may be unable to enforce judgments obtained in the United States and foreign courts against us, certain of the guarantors or our or their respective directors and executive officers;”

•	“Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — Non-U.S. subsidiaries of our U.S. subsidiaries have not and will not guarantee the notes and the notes have only been secured by a limited pledge of certain of such foreign subsidiaries’ capital stock, with no pledge of the assets of any non-U.S. subsidiaries of our U.S. subsidiaries;” and

•	“Certain Insolvency and Other Local Law Considerations.”

Such Senior Note Guarantors have agreed, and any of RGHL’s Subsidiaries that subsequently become Senior Note Guarantors will agree, to pay, subject to limitations imposed by applicable local law and certain other limitations, in addition to the amount stated above, any and all expenses (including reasonable counsel fees and expenses) incurred by the Trustee or the holders in enforcing any rights under the Senior Note Guarantees.

Any future guarantor of the Senior Secured Credit Facilities, any other Credit Agreement or Public Debt of BP I, BP II or their respective Subsidiaries are only required to provide Senior Note Guarantees as required by the covenant under “— Certain Covenants — Future Senior Note Guarantors.” Accordingly, in the future other Indebtedness, including the Senior Secured Credit Facilities, the February 2012 Notes, the August 2011 Notes, the February 2011 Notes, the Senior Notes, the May 2010 Notes, the 2009 Notes, the 2007 Senior Notes and the 2007 Senior Subordinated Notes could have the benefit of guarantees that are not also provided in favor of the Senior Notes. See “— Ranking.”

Each Senior Note Guarantee is a continuing guarantee and shall, subject to the next paragraph:

(1) remain in full force and effect until payment in full of all the Guaranteed Obligations;

(2) be binding upon each such Senior Note Guarantor and its successors; and

(3) inure to the benefit of and be enforceable by the Trustee, the holders and their successors, transferees and assigns.

Release of Senior Note Guarantees

A Senior Note Guarantee of a Senior Note Guarantor will be automatically released upon (a) receipt by the Trustee of a notification from BP I that such Senior Note Guarantee be released and (b) the occurrence of any of the following:

(1) the consummation of any transaction permitted by the Senior Notes Indenture as a result of which such Senior Note Guarantor ceases to be a Restricted Subsidiary;

(2) the release or discharge of the guarantee or other obligation by such Senior Note Guarantor (other than RGHL) of the Senior Secured Credit Facilities or such other guarantee or other obligation that resulted in the creation of such Senior Note Guarantee, except a release or discharge by or as a result of payment under such guarantee;

(3) BP I designating such Senior Note Guarantor to be an Unrestricted Subsidiary in accordance with the covenants described under “— Certain Covenants — Limitation on Restricted Payments” and the definition of “Unrestricted Subsidiary;”

(4) the Issuers’ exercise of their legal defeasance option or covenant defeasance option as described under “— Defeasance,” or if the Issuers’ obligations under the Senior Notes Indenture are discharged in accordance with the terms of the Senior Notes Indenture; or

(5) the transfer or sale of the equity interests of such Senior Note Guarantor pursuant to an enforcement action, in accordance with the terms of the First Lien Intercreditor Agreement.

The Senior Note Guarantor will be required to deliver to the Trustee an Officers’ Certificate stating that all conditions precedent provided for in the Senior Notes Indenture relating to the release have been complied with. A Senior Note Guarantee of a Senior Note Guarantor also will be released as provided under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets.”
Upon any occurrence specified in the two preceding paragraphs, the Trustee shall, at the instruction of and at the cost of the Issuers, execute any documents reasonably requested of it to evidence such release.

Addition of Senior Note Guarantors

Under certain circumstances, additional Restricted Subsidiaries may be added as Senior Note Guarantors (see “— Certain Covenants — Future Senior Note Guarantors”).

Change of Control

Upon the occurrence of any of the following events (each, a “Change of Control”), each holder will have the right to require the Issuers to repurchase all or any part of such holder’s Senior Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), except to the extent the Issuers have previously elected to redeem all of the Senior Notes as described under “— Optional Redemption:”

(1) the sale, lease or transfer, in one or a series of transactions, of all or Substantially All the assets of BP II or BP I and its Subsidiaries, taken as a whole, to a Person other than, directly or indirectly, any of the Permitted Holders;

(2) BP I becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than any of the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), of more than 50% of the total voting power of the Voting Stock of the US Issuer I, the US Issuer II, the Luxembourg Issuer, BP I or BP II or any direct or indirect parent of BP I or BP II; or

(3) RGHL ceases to own, directly or indirectly, 100% of the Capital Stock of BP I, BP II, BP III or any of the Issuers, other than directors’ qualifying shares or other de minimis shareholdings required by law.

In the event that at the time of such Change of Control the terms of any Bank Indebtedness restrict or prohibit the repurchase of Senior Notes pursuant to this covenant, then prior to the mailing (or delivery) of the notice to holders provided for in the immediately following paragraph but in any event within 45 days following any Change of Control, the Issuers shall:

(1) repay in full all such Bank Indebtedness or, if doing so will allow the purchase of Senior Notes, offer to repay in full all such Bank Indebtedness and repay the Bank Indebtedness of each lender that has accepted such offer; or

(2) obtain the requisite consent under the agreements governing such Bank Indebtedness to permit the repurchase of the Senior Notes as provided for in the immediately following paragraph.

The Issuers’ failure to comply with such provisions or the provisions of the immediately following paragraph shall constitute an Event of Default described in clause (4) and not in clause (2) under “— Defaults” below.

Within 45 days following any Change of Control, except to the extent that the Issuers have exercised their right to redeem the Senior Notes by delivery of a notice of redemption as described under “— Optional Redemption,” or all conditions to such redemption have been satisfied or waived, the Issuers shall mail (or otherwise deliver in accordance with applicable DTC procedures) a notice (a “Change of Control Offer”) to each holder with a copy to the Trustee stating:

(1) that a Change of Control has occurred and that such holder has the right to require the Issuers to repurchase such holder’s Senior Notes at a repurchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date) (the “Change of Control Payment”);

(2) the circumstances and relevant facts and financial information regarding such Change of Control;

(3) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed or delivered) (the “Change of Control Payment Date”);

(4) the instructions determined by the Issuers, consistent with this covenant, that a holder must follow in order to have its Senior Notes purchased; and

(5) if applicable and such notice is mailed prior to the occurrence of a Change of Control, that such offer is conditioned on the occurrence of such Change of Control.

A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

In addition, the Issuers will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Senior Notes Indenture applicable to a Change of Control Offer made by the Issuers and purchases all Senior Notes validly tendered and not withdrawn under such Change of Control Offer.

On the Change of Control Payment Date, if the Change of Control shall have occurred, the Issuers will, to the extent lawful:

(1) accept for payment all Senior Notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Senior Notes so tendered;

(3) deliver or cause to be delivered to the Trustee an Officers’ Certificate stating the Senior Notes or portions of the Senior Notes being purchased by the Issuers in the Change of Control Offer;

(4) in the case of Global Senior Notes, deliver, or cause to be delivered, to the principal Paying Agent the Global Senior Notes in order to reflect thereon the portion of such Senior Notes or portions thereof that have been tendered to and purchased by the Issuers; and

(5) in the case of Definitive Registered Senior Notes, deliver, or cause to be delivered, to the relevant Registrar for cancellation all Definitive Registered Senior Notes accepted for purchase by the Issuers.

The Paying Agent will promptly mail (or otherwise deliver in accordance with applicable DTC procedures) to each holder of Senior Notes so tendered the Change of Control Payment for such Senior Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder of Senior Notes a new Senior Note equal in principal amount to the unpurchased portion of the Senior Notes surrendered, if any; provided, however, that each such new Senior Note will be in a principal amount that is at least $100,000 and integral multiples of $1,000 in excess thereof.

Senior Notes repurchased by the Issuers or an Affiliate pursuant to a Change of Control Offer will have the status of Senior Notes issued but not outstanding or will be retired and canceled at the option of the Issuers. Senior Notes purchased by an unaffiliated third party pursuant to the procedure described above will have the status of Senior Notes issued and outstanding.

The Issuers will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Senior Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

This Change of Control repurchase provision is a result of negotiations between RGHL, the Issuers and the Initial Purchasers. None of RGHL, BP I, BP II and the Issuers has any present intention to engage in a transaction involving a Change of Control, although it is possible that they could decide to do so in the future. Subject to the limitations discussed below, RGHL, BP I, BP II or any of the Restricted Subsidiaries, including the Issuers, could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Senior Notes Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the capital structure or credit rating of RGHL or its Restricted Subsidiaries, including the Issuers.

The occurrence of events that would constitute a Change of Control would require repayment of all amounts outstanding under the Senior Secured Credit Facilities and would trigger the requirement that we offer to purchase the Senior Secured Notes, the February 2012 Notes, the August 2011 Notes, the February 2011 Notes, the May 2010 Notes, the 2009 Notes, the 2007 Senior Notes and the 2007 Senior Subordinated Notes at 101% of the principal amount thereof. Agreements and instruments with respect to future indebtedness that RGHL or any of its Subsidiaries may incur may contain prohibitions on certain events that would constitute a Change of Control or require such indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Issuers to repurchase the Senior Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Issuers. Finally, the Issuers’ ability to pay cash to the holders upon a repurchase may be limited by the Issuers’ then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. Neither RGHL nor any of its Restricted Subsidiaries are required to advance us funds to make any Change of Control Payment. See “Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — We may be unable to raise the funds necessary to finance the change of control repurchase offers required by the indentures governing the notes and similar requirements in the agreements governing our other indebtedness.”

The provisions under the Senior Notes Indenture relating to the Issuers’ obligation to make an offer to repurchase the Senior Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of outstanding Senior Notes.

Certain Covenants

Set forth below are summaries of certain covenants that are contained in the Senior Notes Indenture.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.  The Senior Notes Indenture provides that:

(1) each of BP I and BP II will not, and will not permit any Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock; and

(2) each of BP I and BP II will not permit any Restricted Subsidiaries (other than a Senior Note Guarantor) to issue any shares of Preferred Stock;

provided, however, that BP I and BP II may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Restricted Subsidiary may Incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock or issue shares of Preferred Stock, in each case if the Fixed Charge Coverage Ratio of BP I and BP II on a combined basis for the most recently ended four full fiscal quarters for which combined internal financial statements of BP I and BP II are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period; provided that the amount of Indebtedness that may be Incurred and Disqualified Stock or Preferred Stock that may be issued pursuant to the foregoing by Restricted Subsidiaries that are not the Issuers or Senior Note Guarantors shall not exceed $20.0 million at any one time outstanding.

The foregoing limitations will not apply to (collectively, “Permitted Debt”):

(a) the Incurrence by BP I, BP II or any Restricted Subsidiaries of Indebtedness under (i) the Credit Agreement and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) in an aggregate principal amount not to exceed (A) $3,855.0 million of term loan facilities, plus (B) €250.0 million of term loan facilities, plus (C) $120.0 million of revolving credit facilities and ancillary facilities that relate to revolving credit facilities, plus (D) €80.0 million of revolving credit facilities and ancillary facilities that relate to revolving credit facilities and (ii) Local Facility Agreements in an aggregate principal amount not to exceed €80.0 million;

(b) the Incurrence by the Issuers and the Senior Note Guarantors of Indebtedness represented by the Senior Notes (not including any Additional Senior Notes) and the Senior Note Guarantees;

(c) (i) Indebtedness existing on the Issue Date (other than Indebtedness described in clauses (a) and (b)) and (ii) the Incurrence by the Issuers and the Senior Secured Note Guarantors of Indebtedness represented by the Senior Secured Notes (not including any additional Senior Secured Notes) and the Senior Secured Note Guarantees;

(d) Indebtedness (including Capitalized Lease Obligations) Incurred by BP I, BP II or any Restricted Subsidiaries, Disqualified Stock issued by BP I, BP II or any Restricted Subsidiaries and Preferred Stock issued by any Restricted Subsidiaries to finance (whether prior to or within 270 days after) the purchase, lease, construction or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) and Indebtedness, Disqualified Stock or Preferred Stock of a Restricted Subsidiary that serves to refund, refinance or defease any of the foregoing; provided that the aggregate amount of all Indebtedness outstanding pursuant to this clause (d) shall not at any time exceed 2.0% of Total Assets;

(e) Indebtedness Incurred by BP I, BP II or any Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit and bank guarantees issued in the ordinary course of business, including without limitation letters of credit in respect of workers’ compensation claims, health, disability or other benefits to employees or former employees or their families or property, casualty or liability insurance or self-insurance, and letters of credit in connection with the maintenance of, or pursuant to the requirements of, environmental or other permits or licenses from governmental authorities, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims;

(f) Indebtedness arising from agreements of BP I, BP II or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred in connection with the Transactions or any other acquisition or disposition of any business, assets or a Subsidiary of BP I or BP II in accordance with the terms of the Senior Notes Indenture, other than guarantees of

Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(g) Indebtedness of BP I or BP II to a Restricted Subsidiary; provided that, except in respect of intercompany current liabilities incurred in the ordinary course of business in connection with the cash management operations of BP I, BP II and the Restricted Subsidiaries, any such Indebtedness owed to a Restricted Subsidiary that is not one of the Issuers or a Senior Note Guarantor shall within 90 days of the Issue Date, to the extent legally permitted, be subordinated in right of payment to the obligations of the Issuers under the Senior Notes or the obligations of BP I under its Senior Note Guarantee, as applicable; provided further however, that any subsequent issuance or transfer of any Capital Stock or any other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to BP I, BP II or a Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien) shall be deemed, in each case, to be an Incurrence of such Indebtedness not permitted by this clause (g);

(h) shares of Preferred Stock of a Restricted Subsidiary issued to BP I, BP II or a Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary that holds such shares of Preferred Stock of another Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to BP I, BP II or a Restricted Subsidiary) shall be deemed, in each case, to be an issuance of shares of Preferred Stock not permitted by this clause (h);

(i) Indebtedness of a Restricted Subsidiary to BP I, BP II or another Restricted Subsidiary; provided that except in respect of intercompany current liabilities incurred in the ordinary course of business in connection with the cash management operations of BP I, BP II and the Restricted Subsidiaries, if a Senior Note Guarantor Incurs such Indebtedness to a Restricted Subsidiary that is not one of the Issuers or a Senior Note Guarantor, such Indebtedness shall within 90 days of the Issue Date, to the extent legally permitted, be subordinated in right of payment to the Senior Note Guarantee of such Senior Note Guarantor; provided further that any subsequent issuance or transfer of any Capital Stock or any other event that results in any Restricted Subsidiary holding such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to BP I, BP II or another Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien) shall be deemed, in each case, to be an Incurrence of such Indebtedness not permitted by this clause (i);

(j) Hedging Obligations that are Incurred not for speculative purposes but (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the Senior Notes Indenture to be outstanding; (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges; or (3) for the purpose of fixing or hedging commodity price risk with respect to any commodity purchases or sales;

(k) obligations in respect of performance, bid, appeal and surety bonds and completion guarantees provided by BP I, BP II or any Restricted Subsidiary in the ordinary course of business or consistent with past practice;

(l) (i) any guarantee by BP I, BP II or a Restricted Subsidiary of Indebtedness or other obligations of BP I, BP II or any Restricted Subsidiaries so long as the Incurrence of such Indebtedness Incurred by BP I, BP II or such Restricted Subsidiary was not in violation of the terms of the Senior Notes Indenture or (ii) Indebtedness of BP I, BP II or any Restricted Subsidiary arising by reason of any Lien permitted to be granted or to subsist pursuant to “— Certain Covenants — Limitation on Liens” and so long as the Indebtedness secured by such Lien was not incurred in violation of the Senior Notes Indenture;

(m) the Incurrence by BP I, BP II or a Restricted Subsidiary of Indebtedness or Disqualified Stock or Preferred Stock of a Restricted Subsidiary, in either case, that serves to refund, refinance or defease any Indebtedness Incurred or Disqualified Stock or Preferred Stock issued as permitted under the first paragraph of this covenant or clauses (b), (c), (m) and (n) of this paragraph or any Indebtedness, Disqualified Stock or Preferred Stock Incurred to so refund or refinance such Indebtedness, Disqualified Stock or Preferred Stock, including any additional Indebtedness, Disqualified Stock or Preferred Stock Incurred to pay premiums (including tender premium), defeasance costs and fees in connection therewith (subject to the following proviso, “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness will be Refinancing Indebtedness if and to the extent it:

(1) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred that is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded, refinanced or defeased and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Indebtedness, Disqualified Stock and Preferred Stock being refunded or refinanced that were due on or after the date one year following the last maturity date of any Senior Notes then outstanding were instead due on such date one year following the last date of maturity of the Senior Notes (provided that any Refinancing Indebtedness Incurred in reliance on this subclause (1)(y) does not provide for any scheduled principal payments prior to the maturity date of the Senior Notes in excess of, or prior to, the scheduled principal payments due prior to such maturity for the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced or defeased);

(2) has a Stated Maturity that is not earlier than the earlier of (x) the Stated Maturity of the Indebtedness being refunded, refinanced or defeased or (y) 91 days following the maturity date of the Senior Notes;

(3) refinances (a) Indebtedness junior to the Senior Notes or any Senior Note Guarantee, such Refinancing Indebtedness is junior to the Senior Notes or the Senior Note Guarantee of such Senior Note Guarantor, as applicable, or (b) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness is Disqualified Stock or Preferred Stock; and

(4) does not include (x) Indebtedness of BP I, BP II or a Restricted Subsidiary that is not one of the Issuers or a Senior Note Guarantor that refinances, refunds or defeases Indebtedness of BP I, BP II, any Issuer or any Senior Note Guarantor, or (y) Indebtedness of BP I, BP II or a Restricted Subsidiary that refinances, refunds or defeases Indebtedness of an Unrestricted Subsidiary;

(n) Indebtedness, Disqualified Stock or Preferred Stock of (x) BP I, BP II or a Restricted Subsidiary Incurred to finance an acquisition, merger, consolidation or amalgamation or (y) Persons that constitutes Acquired Indebtedness; provided, however, that after giving effect to such acquisition or merger, consolidation or amalgamation, BP I or BP II would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant or the Fixed Charge Coverage Ratio of BP I and BP II on a combined basis would be greater than immediately prior to such acquisition or merger, consolidation or amalgamation;

(o) Indebtedness Incurred by a Receivables Subsidiary in a Qualified Receivables Financing that is not with recourse to BP I, BP II or any Restricted Subsidiary other than a Receivables Subsidiary (except for Standard Securitization Undertakings);

(p) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within five Business Days of its Incurrence;

(q) Indebtedness of BP I, BP II or any Restricted Subsidiary supported by a letter of credit or bank guarantee issued pursuant to the Credit Agreement, in a principal amount not in excess of the stated amount of such letter of credit;

(r) Indebtedness representing deferred compensation or other similar arrangements to employees and directors of BP I, BP II or any Restricted Subsidiary Incurred in the ordinary course of business or in connection with the Transactions (including as a result of the cancellation or vesting of outstanding options and other equity-based awards in connection therewith), an acquisition or any other Permitted Investment;

(s) Indebtedness of BP I, BP II or any Restricted Subsidiary consisting of (1) the financing of insurance premiums or (2) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(t) Indebtedness Incurred on behalf of, or representing Guarantees of Indebtedness of, joint ventures of BP I, BP II or any Restricted Subsidiary not in excess, at any one time outstanding, of 0.5% of Total Assets at the time of Incurrence;

(u) Indebtedness or Disqualified Stock of BP I, BP II or any Restricted Subsidiary and Preferred Stock of BP I, BP II or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount or liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and Incurred pursuant to this clause (u), does not exceed 4.25% of Total Assets at the time of Incurrence (subject to the third paragraph of this covenant, it being understood that any Indebtedness Incurred under this clause (u) shall cease to be deemed Incurred or outstanding for purposes of this clause (u) but shall be deemed Incurred for purposes of the first paragraph of this covenant from and after the first date on which BP I, BP II or the Restricted Subsidiary, as the case may be, could have Incurred such Indebtedness under the first paragraph of this covenant without reliance upon this clause (u));

(v) Indebtedness or Disqualified Stock of BP I, BP II or any Restricted Subsidiary and Preferred Stock of BP I, BP II or any Restricted Subsidiary not otherwise permitted hereunder and Refinancing Indebtedness thereof in an aggregate principal amount or liquidation preference not exceeding at any one time outstanding 200.0% of the net cash proceeds received by BP I, BP II and the Restricted Subsidiaries since immediately after the Issue Date from the issue or sale of Equity Interests or Subordinated Shareholder Funding of BP I, BP II or any direct or indirect parent entity of BP I or BP II (which proceeds are contributed to BP I, BP II or a Restricted Subsidiary) or cash contributed to the capital of BP I or BP II (in each case other than proceeds of Disqualified Stock or sales of Equity Interests to, or contributions received from, BP I, BP II or any of their respective Subsidiaries and other than in connection with the Transactions) as determined in accordance with clauses (2) and (3) of the definition of “Cumulative Credit” to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other Investments, payments or exchanges pursuant to the second paragraph of “— Certain Covenants — Limitation on Restricted Payments” or to make Permitted Investments (other than Permitted Investments specified in clauses (1) and (3) of the definition thereof);

(w) Indebtedness arising as a result of implementing composite accounting or other cash pooling arrangements involving solely BP I, BP II and the Restricted Subsidiaries or solely among Restricted Subsidiaries and entered into in the ordinary course of business and netting, overdraft protection and other arrangements among BP I, BP II, any Restricted Subsidiary and a bank arising under standard business terms of such bank at which BP I, BP II or any Restricted Subsidiary maintains an overdraft, cash pooling or other similar arrangement;

(x) Indebtedness consisting of Indebtedness issued by BP I, BP II or a Restricted Subsidiary to current or former officers, directors and employees thereof or any direct or indirect parent thereof, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of BP I, BP II or any of their direct or indirect parent companies to the extent described in clause (4) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Restricted Payments;”

(y) Indebtedness of BP I or any of its Restricted Subsidiaries consisting of obligations (including guarantees thereof) to repurchase equipment sold to customers or third party leasing companies pursuant to the terms of sale of such equipment in the ordinary course of business;

(z) without limiting clause (a) of this paragraph, Indebtedness under local overdraft and other local working capital facilities in an aggregate principal amount not to exceed €125.0 million; and

(aa) Indebtedness in the form of deferred payment obligations under any arrangement permitted by clause (12) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Restricted Payments.”

Notwithstanding the foregoing, none of the Issuers and any Senior Note Guarantors will Incur any Indebtedness as any Permitted Debt if the proceeds thereof are used, directly or indirectly, to refinance any Subordinated Indebtedness of such Issuer or any Senior Note Guarantor unless such Indebtedness shall be subordinated to the Senior Notes or the applicable Senior Note Guarantee to at least the same extent as such Subordinated Indebtedness.

For purposes of determining compliance with this covenant:

(1) in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (a) through (aa) above or is entitled to be Incurred pursuant to the first paragraph of this covenant, the Issuers shall, in their sole discretion, classify or reclassify, or later divide, classify or reclassify, such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) in any manner that complies with this covenant; provided, however, that (x) Indebtedness under the Credit Agreement outstanding on the Issue Date shall be deemed to have been Incurred pursuant to clause (a)(i) of Permitted Debt and the Issuers shall not be permitted to reclassify all or any portion of such Indebtedness under the Credit Agreement outstanding on the Issue Date, (y) Indebtedness Incurred as incremental term loan borrowings under the Senior Secured Credit Facilities on the Escrow Release Date shall be deemed to have been Incurred pursuant to clause (a)(i) of Permitted Debt and the Issuers shall not be permitted to reclassify all or any portion of such Indebtedness and (z) the Issuers shall not be permitted to reclassify all or any portion of any Secured Indebtedness Incurred as Permitted Debt unless at the time of such reclassification the Issuers could secure such Secured Indebtedness pursuant to clause (6) of the definition of “Permitted Liens;” and

(2) the Issuers will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above, and in that connection shall be entitled to treat a portion of such Indebtedness as having been Incurred under the first paragraph above and thereafter the remainder of such Indebtedness having been Incurred under the second paragraph above.

Accrual of interest, the accretion of accreted value, the payment of interest or dividends in the form of additional Indebtedness, Disqualified Stock or Preferred Stock, as applicable, accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies will not be deemed to be an Incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant. Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness that is otherwise included in the determination of a particular amount of Indebtedness shall not be included in the determination of such amount of Indebtedness; provided that the Incurrence of the Indebtedness represented by such guarantee or letter of credit, as the case may be, was in compliance with this covenant.

For purposes of determining compliance with this covenant, (i) the Euro Equivalent of the principal amount of Indebtedness denominated in another currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first drawn, in the case of Indebtedness Incurred under a revolving credit facility; provided that (a) if such Indebtedness is Incurred to refinance other Indebtedness denominated in a currency other than euro, and such refinancing would cause the applicable euro-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such euro-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced; (b) the Euro Equivalent of the principal amount of any such Indebtedness outstanding on the Issue Date shall be calculated based on the relevant currency exchange rate in effect on the Issue Date; and (c) if any such Indebtedness is subject to a Currency Agreement with respect to the currency in which such Indebtedness is denominated covering principal, premium, if any, and interest on such Indebtedness, the amount of such Indebtedness and such interest and premium, if any, shall be determined after giving effect to all payments in respect thereof under such Currency Agreements and (ii) the U.S. Dollar Equivalent of the principal amount of Indebtedness denominated in another currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first drawn, in the case of Indebtedness Incurred under a revolving credit facility; provided that (a) if such Indebtedness is Incurred to refinance other Indebtedness denominated in a currency other than U.S. Dollars, and such refinancing would cause the applicable U.S. Dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. Dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced; (b) the U.S. Dollar Equivalent of the principal amount of any such Indebtedness outstanding on the Issue Date shall be calculated based on the relevant currency exchange rate in effect on the Issue Date; and (c) if any such Indebtedness is subject to a Currency Agreement with respect to the currency in which such Indebtedness is denominated covering principal, premium, if any, and interest on such Indebtedness, the amount of such Indebtedness and such interest and premium, if any, shall be determined after giving effect to all payments in respect thereof under such Currency Agreements.

Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that BP I, BP II and the Restricted Subsidiaries may Incur pursuant to this covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

For all purposes of the Senior Notes Indenture, (1) unsecured Indebtedness will not be treated as subordinated or junior to Secured Indebtedness merely because it is unsecured, (2) Senior Indebtedness will not be treated as subordinated or junior to any other Senior Indebtedness merely because it has junior priority with respect to the same collateral, (3) Indebtedness of such Person which is not guaranteed will not be treated as subordinated or junior to Indebtedness that is guaranteed merely because of such guarantee and (4) Indebtedness under any Secured Indebtedness will not be deemed to be subordinated because of the application of waterfall or other payment-ordering or collateral-sharing provisions affecting any such Secured Indebtedness.

Limitation on Restricted Payments.  The amount of our Cumulative Credit (as defined below) is calculated based on our net income since, and other transactions occurring from November 5, 2009 or October 1, 2009, as applicable.

The Senior Notes Indenture provides that BP I and BP II will not, and will not permit any Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any distribution on account of BP I’s, BP II’s or any Restricted Subsidiaries’ Equity Interests or pay any amounts in respect of Subordinated Shareholder Funding, including any payment made in connection with any merger, amalgamation or consolidation involving BP I or BP II (other than (A) dividends or distributions by BP I or BP II payable solely in Equity Interests (other than Disqualified Stock) of BP I or BP II or in Subordinated Shareholder Funding of BP I or BP II; (B) dividends or distributions payable to BP I, BP II or a Restricted Subsidiary or (C) in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Restricted Subsidiary, such dividends or distributions paid to minority shareholders, provided that BP I, BP II or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities (except to the extent non pro rata payments of such dividends or distributions are required by law or under the terms of any agreement in effect on the Issue Date));

(2) purchase or otherwise acquire or retire for value any Equity Interests of BP I, BP II or any direct or indirect parent of BP I or BP II, in each case held by Persons other than BP I, BP II or a Restricted Subsidiary;

(3) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment or scheduled maturity, any Subordinated Shareholder Funding, any Subordinated Indebtedness (including the 2007 Senior Subordinated Notes) of BP I, BP II, the Issuers or any Senior Note Guarantor (other than the payment, redemption, repurchase, defeasance, acquisition or retirement of (A) Subordinated Indebtedness (including the 2007 Senior Subordinated Notes) in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement and (B) any Subordinated Indebtedness between any of BP I, BP II and any Restricted Subsidiary or between any of the Restricted Subsidiaries); or

(4) make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(a) no Default shall have occurred and be continuing or would occur as a consequence thereof;

(b) immediately after giving effect to such transaction on a pro forma basis, BP I or BP II could Incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” and

(c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by BP I, BP II and the Restricted Subsidiaries after the RP Reference Date (and not returned or rescinded) (including Restricted Payments permitted by clauses (1), (4) (only to the extent of one-half of the amounts paid pursuant to such clause), (6) and (8) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the amount equal to the Cumulative Credit.

“Cumulative Credit” means the sum of (without duplication):

(1) 50% of the Consolidated Net Profit of BP I and BP II for the period (taken as one accounting period, the “Reference Period”) from the beginning of the fiscal quarter during which the RP Reference Date occurred to the end of the most recently ended fiscal quarter for which combined internal financial statements of BP I and BP II are available at the time of such Restricted Payment (or, in the case such Consolidated Net Profit for such period is a deficit, minus 100% of such deficit); plus

(2) 100% of the aggregate net proceeds, including cash and the Fair Market Value of property other than cash received by BP I or BP II after the RP Reference Date (other than net proceeds to the extent such net proceeds have been used to Incur Indebtedness, Disqualified Stock, or Preferred Stock pursuant to clause (v) of the second paragraph of the covenant described under “— Certain Covenants —

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) from the issue or sale of Equity Interests of BP I or BP II or Subordinated Shareholder Funding to BP I or BP II (excluding Refunding Capital Stock (as defined below), Designated Preferred Stock, Excluded Contributions, and Disqualified Stock), including Equity Interests issued upon exercise of warrants or options (other than an issuance or sale to a Restricted Subsidiary); plus

(3) 100% of the aggregate amount of contributions to the capital of BP I or BP II received in cash and the Fair Market Value of property other than cash received after the RP Reference Date (other than Excluded Contributions, Refunding Capital Stock, Designated Preferred Stock, and Disqualified Stock and other than contributions to the extent such contributions have been used to Incur Indebtedness, Disqualified Stock, or Preferred Stock pursuant to clause (v) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”); plus

(4) the principal amount of any Indebtedness, or the liquidation preference or maximum fixed repurchase price, as the case may be, of any Disqualified Stock of BP I, BP II or any Restricted Subsidiary thereof issued after the RP Reference Date (other than Indebtedness or Disqualified Stock issued to a Restricted Subsidiary) which has been converted into or exchanged for Equity Interests in or Subordinated Shareholder Funding of BP I or BP II (other than Disqualified Stock) or any direct or indirect parent of BP I or BP II (provided in the case of any parent, such Indebtedness or Disqualified Stock is retired or extinguished); plus

(5) 100% of the aggregate amount received after the RP Reference Date by BP I, BP II or any Restricted Subsidiary in cash and the Fair Market Value of property other than cash received by BP I, BP II or any Restricted Subsidiary:

(A) from the sale or other disposition (other than to BP I, BP II or a Restricted Subsidiary and other than in connection with the Transactions) of Restricted Investments made after the Reference Date by BP I, BP II or the Restricted Subsidiaries and from repurchases and redemptions after the RP Reference Date of such Restricted Investments from BP I, BP II or the Restricted Subsidiaries by any Person (other than BP I, BP II or any Restricted Subsidiaries) and from repayments of loans or advances and releases of guarantees, which constituted Restricted Investments made after the RP Reference Date (other than in each case to the extent that the Restricted Investment was made pursuant to clause (7) or (10) of the succeeding paragraph),

(B) from the sale (other than to BP I, BP II or a Restricted Subsidiary) of the Capital Stock of an Unrestricted Subsidiary, or

(C) from a distribution or dividend from an Unrestricted Subsidiary; plus

(6) in the event any Unrestricted Subsidiary of BP I or BP II has been redesignated as a Restricted Subsidiary after the RP Reference Date or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, BP I, BP II or a Restricted Subsidiary after the RP Reference Date, the Fair Market Value (and, if such Fair Market Value exceeds $30.0 million, such Fair Market Value shall be set forth in a written resolution of a majority of the Board of Directors of BP I) of the Investment of BP I or BP II in such Unrestricted Subsidiary at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable), after taking into account any Indebtedness associated with the Unrestricted Subsidiary so designated or combined or any Indebtedness associated with the assets so transferred or conveyed (other than in each case to the extent that the designation of such Subsidiary as an Unrestricted Subsidiary was made pursuant to clause (7) or (10) of the next succeeding paragraph or constituted a Permitted Investment).

The foregoing provisions will not prohibit:

(1) the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Senior Notes Indenture;

(2) (a) the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Retired Capital Stock”) or Subordinated Indebtedness (including the 2007 Senior Subordinated Notes) or Subordinated Shareholder Funding of BP I, BP II, any direct or indirect parent of BP I, BP II or any Restricted Subsidiary in exchange for, or out of the proceeds of, the substantially concurrent sale of, Equity Interests or Subordinated Shareholder Funding of BP I, BP II or any direct or indirect parent of BP I or BP II or contributions to the equity capital of BP I or BP II (other than any Disqualified Stock or any Equity Interests sold to a Subsidiary of BP I or BP II) (collectively, including any such contributions, “Refunding Capital Stock”), and

(b) the declaration and payment of dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of BP I or BP II) of Refunding Capital Stock;

(3) the redemption, repurchase, defeasance or other acquisition or retirement of Subordinated Indebtedness (including the 2007 Senior Subordinated Notes) of BP I, BP II or any Senior Note Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of BP I, BP II or a Senior Note Guarantor which is Incurred in accordance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as:

(a) the principal amount (or accreted value, if applicable) of such new Indebtedness does not exceed the principal amount (or accreted value, if applicable), plus any accrued and unpaid interest, of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired for value (plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired, any tender premiums, and any defeasance costs, fees and expenses Incurred in connection therewith);

(b) such Indebtedness is subordinated to the Senior Notes or the related Senior Note Guarantee, as the case may be, at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, defeased, acquired or retired for value;

(c) such Indebtedness has a final scheduled maturity date equal to or later than the earlier of (x) the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired or (y) 91 days following the maturity date of the Senior Notes; and

(d) such Indebtedness has a Weighted Average Life to Maturity at the time Incurred that is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Subordinated Indebtedness being redeemed, repurchased, defeased, acquired or retired that were due on or after the date one year following the last maturity date of any Senior Notes then outstanding were instead due on such date one year following the last date of maturity of the Senior Notes (provided that in the case of this subclause (d)(y), such Indebtedness does not provide for any scheduled principal payments prior to the maturity date of the Senior Notes in excess of, or prior to, the scheduled principal payments due prior to such maturity for the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced or defeased);

(4) a Restricted Payment to pay for the purchase, repurchase, retirement, defeasance, redemption or other acquisition for value of Equity Interests of BP I, BP II or any direct or indirect parent of BP I or BP II held by any future, present or former employee, director or consultant of BP I, BP II or any direct or indirect parent of BP I or BP II or any Subsidiary of BP I or BP II pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement; provided, however, that the aggregate Restricted Payments made under this clause (4) do not exceed $5.0 million in any calendar year (with unused amounts in any calendar year being permitted to be carried over for the two succeeding calendar years subject to a maximum payment (without giving effect to the following proviso) of $10.0 million in any calendar year); provided further, however, that such amount in any calendar year may be increased by an amount not to exceed:

(a) the cash proceeds received by BP I, BP II or any Restricted Subsidiaries from the sale of Equity Interests (other than Disqualified Stock) of BP I, BP II or any direct or indirect parent of BP I or BP II (to the extent contributed to BP I or BP II) to members of management, directors or consultants of BP I, BP II and the Restricted Subsidiaries or any direct or indirect parent of BP I or BP II that occurs after the Reference Date (provided that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under clause (2) of the first paragraph under “— Certain Covenants — Limitation on Restricted Payments”); plus

(b) the cash proceeds of key man life insurance policies received by BP I, BP II or any direct or indirect parent of BP I or BP II (to the extent contributed to BP I or BP II) or the Restricted Subsidiaries after the Reference Date;

provided that the Issuers may elect to apply all or any portion of the aggregate increase contemplated by clauses (a) and (b) above in any calendar year;

(5) the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of BP I, BP II or any Restricted Subsidiaries issued or Incurred in accordance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(6) (a) the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Reference Date, (b) a Restricted Payment to any direct or indirect parent of BP I or BP II, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of any direct or indirect parent of BP I or BP II issued after the Reference Date and (c) the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph; provided, however, that, (x) for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is Preferred Stock, after giving effect to such issuance (and the payment of dividends or distributions) on a pro forma basis, BP I and BP II would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00 on a combined basis and (y) the aggregate amount of dividends declared and paid pursuant to (a) and (b) of this clause (6) does not exceed the net cash proceeds actually received by BP I and BP II from any such sale or issuance of Designated Preferred Stock (other than Disqualified Stock) issued after the Reference Date or contributed by Subordinated Shareholder Funding to BP I or BP II after the Reference Date;

(7) Investments in Unrestricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (7) that are at that time outstanding, not to exceed 1.0% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(8) the payment of dividends on BP I’s or BP II’s ordinary shares (or a Restricted Payment to any direct or indirect parent of BP I or BP II to fund the payment by such direct or indirect parent of BP I or BP II of dividends on such entity’s ordinary shares) of up to 6% per annum of the net proceeds received by BP I or BP II from any public offering of ordinary shares of BP I or BP II or any of their direct or indirect parents;

(9) Restricted Payments that are made with Excluded Contributions;

(10) other Restricted Payments in an aggregate amount not to exceed €50.0 million at the time made;

(11) the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to BP I, BP II or a Restricted Subsidiary by, Unrestricted Subsidiaries;

(12) Restricted Payments (a) to any direct or indirect parent of BP I or BP II in amounts required for such parent to pay national, state or local income taxes (as the case may be) imposed directly on such parent to the extent such income taxes are attributable to the income of BP I, BP II and the Restricted Subsidiaries (including, without limitation, by virtue of such parent being the common parent of a consolidated or combined tax group of which BP I, BP II or the Restricted Subsidiaries are members) or (b) to RGHL or any of its Affiliates relating to the transfer or surrender, in each case on arm’s-length terms, of any tax losses or other tax assets that can be used by BP I, BP II or a Restricted Subsidiary;

(13) the payment of dividends, other distributions or other amounts or the making of loans or advances or any other Restricted Payment, if applicable:

(a) in amounts required for any direct or indirect parent of BP I or BP II, if applicable, to pay fees and expenses (including franchise or similar taxes) required to maintain its corporate existence, customary salary, bonus and other benefits payable to, and indemnities provided on behalf of, officers, directors and employees of any direct or indirect parent of BP I or BP II, if applicable, and general corporate operating and overhead expenses (including without limitation compliance and reporting expenses) of any direct or indirect parent of BP I or BP II, if applicable, in each case to the extent such fees and expenses are attributable to the ownership or operation of BP I or BP II, if applicable, and their respective Subsidiaries; provided that for so long as such direct or indirect parent owns no material assets other than Equity Interests in BP I or BP II or any direct or indirect parent of BP I or BP II, such fees and expenses shall be deemed for purposes of this clause 13(a) to be attributable to such ownership or operation;

(b) in amounts required for any direct or indirect parent of BP I or BP II, if applicable, to pay interest and principal on Indebtedness the proceeds of which have been contributed to BP I, BP II or any Restricted Subsidiaries and that has been guaranteed by, or is otherwise considered Indebtedness of, BP I or BP II Incurred in accordance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” and

(c) in amounts required for any direct or indirect parent of BP I or BP II to pay fees and expenses, other than to Affiliates of BP I or BP II, related to any unsuccessful equity or debt offering of such parent.

(14) Restricted Payments used to fund the Transactions, the 2009 Post-Closing Reorganization and the payment of fees and expenses incurred in connection with the Transactions and the 2009 Post-Closing Reorganization (including as a result of the cancellation or vesting of outstanding options and other equity-based awards in connection therewith) as described in the Offering Circular (including payments made pursuant to the Acquisition Documents, the Reynolds Acquisition Documents, the Evergreen Acquisition Documents, the Pactiv Acquisition Document or the Reynolds Foodservice Acquisition

Document, whether payable on the Issue Date or thereafter) or owed by BP I or BP II or any direct or indirect parent of BP I or BP II, as the case may be, or any Restricted Subsidiary to Affiliates for services rendered or goods sold, in each case to the extent permitted by the covenant described under “— Transactions with Affiliates;”

(15) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(16) purchases of receivables pursuant to a Receivables Repurchase Obligation in connection with a Qualified Receivables Financing and the payment or distribution of Receivables Fees;

(17) payments of cash, or dividends, distributions, advances or other Restricted Payments by BP I, BP II or any Restricted Subsidiary to allow the payment of cash in lieu of the issuance of fractional shares upon the exercise of options or warrants or upon the conversion or exchange of Capital Stock of any such Person;

(18) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness constituting Acquired Indebtedness or any other Subordinated Indebtedness (including the 2007 Senior Subordinated Notes) pursuant to the provisions similar to those described under the captions “— Change of Control” and “— Certain Covenants — Asset Sales,” provided that all Senior Notes tendered by holders of the Senior Notes in connection with a Change of Control or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value in accordance with the terms of the Senior Notes Indenture;

(19) payments or distributions to dissenting stockholders pursuant to applicable law or in connection with a consolidation, amalgamation, merger or transfer of all or Substantially All of the assets of BP I, BP II and the Restricted Subsidiaries, taken as a whole, that complies with the covenant described under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets;” provided that as a result of such consolidation, amalgamation, merger or transfer of assets, the Issuers shall have made a Change of Control Offer (if required by the Senior Notes Indenture) and that all Senior Notes tendered by holders in connection with such Change of Control Offer have been repurchased, redeemed or acquired for value; and

(20) Restricted Payments in an amount not to exceed an aggregate of €25.0 million made with the proceeds of the sale of Non-Strategic Land in accordance with the covenant described under “— Certain Covenants — Asset Sales;”

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (10), (11) and (20), no Default shall have occurred and be continuing or would occur as a consequence thereof.

BP II does not have any Subsidiaries and all of BP I’s Subsidiaries, including the Issuers, are Restricted Subsidiaries. BP I and BP II will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by BP I, BP II and the Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation will only be permitted if a Restricted Payment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Dividend and Other Payment Restrictions Affecting Subsidiaries.  The Senior Notes Indenture provides that BP I and BP II will not, and will not permit any Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a) (i) pay dividends or make any other distributions to BP I, BP II or any Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits; or (ii) pay any Indebtedness owed to BP I, BP II or any Restricted Subsidiaries;

(b) make loans or advances to BP I, BP II or any Restricted Subsidiaries; or

(c) sell, lease or transfer any of its properties or assets to BP I, BP II or any Restricted Subsidiaries; except in each case for such encumbrances or restrictions existing under or by reason of:

(1) contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Senior Secured Credit Facilities, Local Facilities, local overdraft and other local working capital facilities, the Senior Secured Notes Indenture, the May 2010 Indenture, the 2009 Indenture, 2007 Senior Note Indenture, the 2007 Senior Subordinated Notes Indenture, the 2007 Intercreditor Agreement, the First Lien Intercreditor Agreement, the Senior Secured Notes Security Documents, the 2009 Security Documents and the 2007 Notes Security Documents;

(2) the Senior Notes Indenture, the Senior Notes (and Senior Note Guarantees thereof), any Currency Agreement, any agreement or instrument creating a Hedging Obligation and any other intercreditor agreements;

(3) applicable law or any applicable rule, regulation or order;

(4) any agreement or other instrument of a Person acquired by BP I, BP II or any Restricted Subsidiary which was in existence at the time of such acquisition (but not created in contemplation thereof or to provide all or any portion of the funds or credit support utilized to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired;

(5) contracts or agreements for the sale of assets, including any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(6) any Restricted Investment not prohibited by the covenant described under “— Certain Covenants — Limitation on Restricted Payments” and any Permitted Investment;

(7) restrictions on cash or other deposits or net worth imposed by regulatory authorities (including with respect to tax obligations and value-added taxes), in connection with deductions made for tax, pension, national insurance and other similar purposes or for the benefit of customers under contracts entered into in the ordinary course of business;

(8) customary provisions in joint venture agreements, similar agreements relating solely to such joint venture and other similar agreements entered into in the ordinary course of business;

(9) Capitalized Lease Obligations and purchase money obligations for property acquired in the ordinary course of business;

(10) customary provisions contained in leases (other than financing or similar leases), licenses and other similar agreements entered into in the ordinary course of business;

(11) any encumbrance or restriction of a Receivables Subsidiary effected in connection with a Qualified Receivables Financing; provided, however, that such restrictions apply only to such Receivables Subsidiary;

(12) any encumbrance or restriction arising pursuant to an agreement or instrument relating to any Indebtedness permitted to be Incurred subsequent to the Issue Date by the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” (i) if the encumbrances and restrictions contained in any such agreement or instrument taken as a whole are not materially less favorable to the holders of the Senior Notes than the encumbrances and restrictions contained in the Senior Secured Credit Facilities as of the Issue Date (as determined in good faith by the Issuers) or (ii) if such encumbrance or restriction is not materially more disadvantageous to the holders of the Senior Notes than is customary in comparable financings (as determined in good faith by the Issuers) and either (x) the Issuers determine that such encumbrance or restriction will not materially affect the Issuers’ ability to make principal or interest payments on the Senior Notes as and when they come due or (y) such encumbrance or restriction applies only if a default occurs in respect of a payment or financial covenant relating to such Indebtedness;

(13) any encumbrances or restrictions of the type referred to in clause (c) above existing by reason of any Lien permitted under the covenant described under “— Certain Covenants — Liens;”

(14) any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (13) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good-faith judgment of the Issuers, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; and

(15) restrictions on cash or other deposits or net worth imposed by customers under agreements entered into in the ordinary course of business.

For purposes of determining compliance with this covenant, (1) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on ordinary shares shall not be deemed a restriction on the ability to make distributions on Capital Stock and (2) the subordination of (or remedy bars in respect of) loans or advances made to BP I, BP II or a Restricted Subsidiary to other Indebtedness Incurred by BP I, BP II or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

Asset Sales.  The Senior Notes Indenture provides that BP I and BP II will not, and will not permit any Restricted Subsidiaries to, cause or make an Asset Sale, unless (x) BP I, BP II or any Restricted Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of, and (y) at least 75% of the consideration therefor received by BP I, BP II or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided that for purposes of clause (y) the amount of:

(a) any liabilities (as shown on BP I’s, BP II’s or such Restricted Subsidiary’s most recent balance sheet or in the notes thereto) of BP I, BP II or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Senior Notes or any Senior Note Guarantee) that are assumed by the transferee of any such assets,

(b) any notes or other obligations or other securities or assets received by BP I, BP II or such Restricted Subsidiary from such transferee that are converted by BP I, BP II or such Restricted Subsidiary into cash within 180 days of the receipt thereof (to the extent of the cash received), and

(c) any Designated Non-cash Consideration received by BP I, BP II or any Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed 1.25% of Total Assets at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value), shall be deemed to be Cash Equivalents for the purposes of this provision.

Within 12 months after BP I, BP II or any Restricted Subsidiary’s receipt of the Net Proceeds of any Asset Sale, BP I, BP II or such Restricted Subsidiary may apply the Net Proceeds from such Asset Sale, at its option:

(1) to repay (a) Obligations constituting Secured Indebtedness (and, if such Indebtedness repaid is under a revolving credit facility, to correspondingly reduce commitments with respect thereto), (b) Obligations constituting Senior Indebtedness (other than Secured Indebtedness) (and, if such Indebtedness repaid is under a revolving credit facility, to correspondingly reduce commitments with respect thereto); provided, however, that if any such Senior Indebtedness described in this clause (b) other than the Senior Notes are repaid with the Net Proceeds of any Asset Sale, the Issuers will equally and ratably reduce Obligations under the Senior Notes through open-market purchases (provided that such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders to purchase at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, the pro rata principal amount of Senior Notes or (c) Obligations constituting Indebtedness of a Restricted Subsidiary of BP I that is not an Issuer or a Senior Note Guarantor, in the case of each of clauses (a), (b) and (c), other than Indebtedness owed to RGHL or its Affiliates;

(2) to make an investment in any one or more businesses (provided that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of BP I if it is not already a Restricted Subsidiary of BP I), assets, or property or capital expenditures (including refurbishments), in each case used or useful in a Similar Business; or

(3) to make an investment in any one or more businesses (provided that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of BP I), properties or assets that replace the properties and assets that are the subject of such Asset Sale.

In the case of clauses (2) and (3) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment; provided that in the event such binding commitment is later canceled or terminated for any reason before such Net Proceeds are so applied, BP I, BP II or such Restricted Subsidiary enters into another binding commitment (a “Second Commitment”) within nine months of such cancellation or termination of the prior binding commitment; provided further that BP I, BP II or such Restricted Subsidiary may only enter into a Second Commitment under the foregoing provision one time with respect to each Asset Sale.

Pending the final application of any such Net Proceeds, BP I, BP II or such Restricted Subsidiary may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in any manner not prohibited by the Senior Notes Indenture. Any Net Proceeds from any Asset Sale that are not applied as provided and within the time period set forth in the immediately two preceding paragraphs (it being understood that any portion of such Net Proceeds used to make an offer to purchase Senior Notes, as described in clause (1) above, shall be deemed to have been invested whether or not such offer is accepted) will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds €20.0 million, the Issuers shall make an offer to all holders of Senior Notes (and, at the option of the Issuers, to holders of any Senior Indebtedness of an Issuer or Senior Note Guarantor or any other Indebtedness of a Restricted Subsidiary of BP I that is not an Obligor) (an “Asset Sale Offer”) to purchase on a pro rata basis the maximum principal amount of Senior Notes (and such Senior Indebtedness and other Indebtedness), that is at least $100,000 and an integral multiple of $1,000 that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof (or, in the event such Senior Indebtedness or other Indebtedness was issued with significant original issue discount, 100% of the accreted value thereof), plus accrued and unpaid interest and additional interest, if any (or, in respect of such Senior Indebtedness or other Indebtedness, such lesser price, if any, as may be provided for by the terms of such Senior Indebtedness or other Indebtedness), to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Senior Notes Indenture. The Issuers will commence an Asset Sale Offer with respect to Excess Proceeds within ten (10) Business Days after the date that Excess Proceeds exceed €20.0 million by mailing (or otherwise delivering in accordance with applicable DTC procedures) the notice required pursuant to the terms of the Senior Notes Indenture, with a copy to the Trustee. To the extent that the aggregate amount of Senior Notes (and such Senior Indebtedness or other Indebtedness) tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, BP I, BP II or such Restricted Subsidiary may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Senior Notes (and such Senior Indebtedness or other Indebtedness) surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Senior Notes to be purchased in the manner described below. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero. An Asset Sale Offer need not be made by the Issuers until the date that is 12 months after the date on which an Asset Sale is made, the proceeds of which, in aggregate with all funds not applied in accordance with this covenant or the subject of an Asset Sale Offer, exceed €20.0 million.

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws or regulations are applicable in connection with the repurchase of the Senior Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Senior Notes Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Senior Notes Indenture by virtue thereof.

If more Senior Notes (and such Senior Indebtedness or other Indebtedness) are tendered pursuant to an Asset Sale Offer than the Issuers are required to purchase, selection of such Senior Notes for purchase will be made by the Trustee on a pro rata basis, to the extent practicable and in compliance with the requirements of DTC, and any stock exchange on which the Senior Notes are then admitted to trading; provided that no Senior Notes of $100,000 or less shall be purchased in part. Selection of such Senior Indebtedness or other Indebtedness will be made pursuant to the terms of such Senior Indebtedness or other Indebtedness.

An Asset Sale Offer insofar as it relates to the Senior Notes, will remain open for a period of not less than 20 Business Days following its commencement (the “Offer Period”). No later than five Business Days after the termination of the applicable Offer Period the Issuers will purchase the principal amount of the Senior Notes (and purchase or repay any relevant Senior Indebtedness or other Indebtedness required to be so purchased or repaid as set out above) validly tendered.

To the extent that any portion of the Net Proceeds payable in respect of the Senior Notes is denominated in a currency other than the currency in which the relevant Senior Notes are denominated, the amount payable in respect of such Senior Notes shall not exceed the net amount of funds in the currency in which such Senior Notes are denominated as is actually received by BP I, BP II or such Restricted Subsidiary upon converting the relevant portion of the Net Proceeds into such currency.

Notices of an Asset Sale Offer shall be mailed by first-class mail, postage prepaid (or otherwise delivered in accordance with applicable DTC procedures) at least 30 but not more than 60 days before the purchase date to each holder of Senior Notes at such holder’s registered address. If any Senior Note is to be purchased in part only, any notice of purchase that relates to such Senior Note shall state the portion of the principal amount thereof that has been or is to be purchased.

The provisions under the Senior Notes Indenture relating to the Issuers’ obligation to make an Asset Sale Offer may be waived or modified with the consent of a majority in principal amount of the Senior Notes.

In the event that an Asset Sale occurs at a time when the Issuers are prohibited from purchasing Senior Notes, the Issuers could seek the consent of their lenders to purchase the Senior Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuers do not obtain such a consent or repay such borrowings, the Issuers will remain prohibited from purchasing Senior Notes. In such case, the Issuers’ failure to purchase tendered Senior Notes would constitute an Event of Default under the Senior Notes Indenture that is likely, in turn, to constitute a default under the Issuers’ other Indebtedness.

Transactions with Affiliates.  The Senior Notes Indenture provides that BP I and BP II will not, and will not permit any Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuers (each of the foregoing, an “Affiliate Transaction”) involving aggregate consideration in excess of $15.0 million, unless:

(a) such Affiliate Transaction is on terms that are not materially less favorable to BP I, BP II or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by BP I, BP II or such Restricted Subsidiary with an unrelated Person; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $30.0 million, BP I or BP II delivers to the Trustee a resolution adopted in good faith by the majority of the Board of Directors of BP I or BP II, approving such Affiliate Transaction and set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (a) above.

An Affiliate Transaction shall be deemed to have satisfied the approval requirements set forth in the preceding paragraph if (i) such Affiliate Transaction is approved by a majority of the Disinterested Directors or (ii) in the event there are no Disinterested Directors, a fairness opinion is provided by an Independent Financial Advisor with respect to such Affiliate Transaction.

The foregoing provisions will not apply to the following:

(1) transactions between or among BP I, BP II or any Restricted Subsidiaries (or an entity that becomes a Restricted Subsidiary as a result of such transaction) or between or among Restricted Subsidiaries or any Receivables Subsidiary and any merger, consolidation or amalgamation of BP I, BP II and any direct parent of BP I or BP II; provided that such parent shall have no material liabilities and no material assets other than cash, Cash Equivalents and the Capital Stock of BP I and BP II and such merger, consolidation or amalgamation is otherwise in compliance with the terms of the Senior Notes Indenture and effected for a bona fide business purpose;

(2) Restricted Payments permitted by the provisions of the Senior Notes Indenture described above under the covenant “— Certain Covenants — Limitation on Restricted Payments” and Permitted Investments;

(3) the entering into of any agreement (and any amendment or modification of any such agreement) to pay, and the payment of, annual management, consulting, monitoring and advisory fees to Rank in an aggregate amount in any fiscal year not to exceed 1.5% of EBITDA of BP I, BP II and the Restricted Subsidiaries for the immediately preceding fiscal year, plus out-of-pocket expense reimbursement;

(4) the payment of reasonable and customary fees and reimbursement of expenses paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of BP I, BP II or any Restricted Subsidiary or any direct or indirect parent of BP I or BP II;

(5) payments by BP I, BP II or any Restricted Subsidiaries to Rank made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with the Transactions, acquisitions or divestitures, which payments are (x) made pursuant to the agreements with Rank described in the Offering Circular under the caption “Shareholders and Related Party Transactions” or (y) approved by a majority of the Board of Directors of BP I or BP II in good faith;

(6) transactions in which BP I, BP II or any Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to BP I, BP II or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (a) of the preceding paragraph;

(7) payments or loans (or cancellation of loans) to directors, employees or consultants which are approved by a majority of the Board of Directors of BP I or BP II in good faith;

(8) any agreement as in effect as of the Issue Date or any amendment thereto (so long as any such agreement together with all amendments thereto, taken as a whole, is not more disadvantageous to the holders of the Senior Notes in any material respect than the original agreement as in effect on the Issue Date) or any transaction contemplated thereby as determined in good faith by senior management or the Board of Directors of BP I or BP II;

(9) the existence of, or the performance by BP I, BP II or any Restricted Subsidiaries of its obligations under the terms of, the Acquisition Documents, the Reynolds Acquisition Documents, the Evergreen Acquisition Documents, the Pactiv Acquisition Document, the Reynolds Foodservice Acquisition Document, the Credit Agreement Documents, the First Lien Intercreditor Agreement, the 2007 Intercreditor Agreement, any other intercreditor agreements, any shareholders’ agreement, (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date or any other agreement or arrangement in existence on the Issue Date or described in the Offering Circular and, in each case, any amendment thereto or similar transactions, agreements or arrangements which it may enter into thereafter; provided, however, that the existence of, or the performance by BP I, BP II or any Restricted Subsidiaries of its obligations under, any future amendment to any such existing transaction, agreement or arrangement or under any similar transaction, agreement or arrangement entered into after the Issue Date shall only be permitted by this clause (9) to the extent that the terms of any such existing transaction, agreement or arrangement together with all amendments thereto, taken as a whole, or new transaction, agreement or arrangement are not otherwise more disadvantageous to the holders of the Senior Notes in any material respect than the original transaction, agreement or arrangement as in effect on the Issue Date;

(10) the execution of the Transactions, the 2009 Post-Closing Reorganization and the payment of all fees and expenses, bonuses and awards related to the Transactions, including fees to Rank, that are described in the Offering Circular or contemplated by the Acquisition Documents, the Reynolds Acquisition Documents, the Evergreen Acquisition Documents, the Pactiv Acquisition Document, the Reynolds Foodservice Acquisition Document or by any of the other documents related to the Transactions;

(11) (a) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, or transactions otherwise relating to the purchase or sale of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Senior Notes Indenture, which are fair to BP I, BP II and the Restricted Subsidiaries in the reasonable determination of the Board of Directors or the senior management of BP I or BP II, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party or (b) transactions with joint ventures or Unrestricted Subsidiaries entered into in the ordinary course of business;

(12) any transaction effected as part of a Qualified Receivables Financing or a Financing Disposition;

(13) the issuance of Equity Interests (other than Disqualified Stock) of BP I or BP II or Subordinated Shareholder Funding to any Person;

(14) the issuance of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding or entering into of employment arrangements, stock option and stock ownership plans or similar employee benefit plans approved by the Board of Directors of BP I or BP II or any direct or indirect parent of BP I or BP II or of a Restricted Subsidiary of BP I or BP II, as appropriate;

(15) the entering into and performance of any tax sharing agreement or arrangement and any payments permitted by clause (12) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Restricted Payments;”

(16) any contribution to the capital of BP I or BP II;

(17) transactions permitted by, and complying with, the provisions of the covenant described under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets;”

(18) transactions between BP I, BP II or any Restricted Subsidiaries and any Person, a director of which is also a director of BP I, BP II or any direct or indirect parent of BP I or BP II; provided, however, that such director abstains from voting as a director of BP I, BP II or such direct or indirect parent, as the case may be, on any matter involving such other Person;

(19) pledges of Equity Interests of Unrestricted Subsidiaries;

(20) the formation and maintenance of any consolidated or combined group or subgroup for tax, accounting or cash pooling or management purposes in the ordinary course of business;

(21) any employment agreements entered into by BP I, BP II or any Restricted Subsidiaries in the ordinary course of business; and

(22) intercompany transactions undertaken in good faith (as certified by a responsible financial or accounting officer of BP I or BP II in an Officers’ Certificate) for the purpose of improving the consolidated tax efficiency of BP I, BP II and their respective Subsidiaries and not for the purpose of circumventing any covenant set forth in the Senior Notes Indenture.

Liens.  The Senior Notes Indenture provides that BP I and BP II will not, and will not permit any Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien on any asset or property of BP I, BP II or such Restricted Subsidiary (including Capital Stock or Indebtedness of a Restricted Subsidiary), whether owned on the Issue Date or acquired thereafter, or any interest therein or any income, profits or proceeds therefrom securing any Indebtedness (an “Initial Lien”), except Permitted Liens; provided, however, that any Lien on such property or assets will be permitted notwithstanding that it is not a Permitted Lien if the Senior Notes and Senior Note Guarantees are equally and ratably secured with (or on a senior basis to, in the case of obligations subordinated in right of payment to the Senior Notes or the Senior Note Guarantees), the obligations so secured until such time as such obligations are no longer secured by a Lien.

Any Lien created for the benefit of the holders pursuant to this covenant will provide by its terms that such Lien will be automatically and unconditionally released and discharged (a) upon the release and discharge of the Initial Lien, (b) upon the sale or other disposition of the assets subject to such Initial Lien (or the sale or other disposition of the Person that owns such assets) in compliance with the terms of the Senior Notes Indenture, (c) upon the designation of a Restricted Subsidiary whose property or assets secure such Initial Lien as an Unrestricted Subsidiary in accordance with the terms of the Senior Notes Indenture, (d) following an Event of Default under the Senior Notes Indenture or an event of default under any other Indebtedness secured by the collateral securing such Indebtedness, pursuant to an enforcement action, if required, in accordance with the terms of any applicable intercreditor agreement or (e) upon the effectiveness of any defeasance or satisfaction and discharge of the Senior Notes as specified in the Senior Notes Indenture.

Reports and Other Information.  Notwithstanding that RGHL or the Issuers may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, RGHL (and the Issuers) will file with the SEC (and provide the Trustee and holders of the Senior Notes with copies thereof, without cost to each holder, within 15 days after it files them with the SEC),

(1) within the time period specified in the SEC’s rules and regulations, annual reports on Form 20-F (or any successor or comparable form applicable to RGHL or the Issuers within the time period for non-accelerated filers to the extent such term is applicable to such form) containing the information required to be contained therein (or required in such successor or comparable form); provided, however, that, prior to the filing of the Senior Notes Exchange Offer Registration Statement or the Senior Notes Shelf Registration Statement, as the case may be, such report shall not be required to contain any certification required by any such form or by law,

(2) within 60 days after the end of each fiscal quarter other than the fourth fiscal quarter of any year, the information that would be required by a report on Form 10-Q (or any successor or comparable form applicable to RGHL or the Issuers) (which information, if RGHL and the Issuers are not required to file reports on Form 10-Q, will be filed on Form 6-K (or any successor or comparable form applicable to RGHL or the Issuers)); provided, however, that prior to the filing of the Senior Notes Exchange Offer Registration Statement or the Senior Notes Shelf Registration Statement, as the case may be, such report shall not be required to contain any certification required by any such form or by law, and

(3) promptly from time to time after the occurrence of an event required to be reported on Form 8-K (or any successor or comparable form applicable to RGHL or the Issuers), the information that would be required by a Form 8-K (or any successor or comparable form applicable to RGHL or the Issuers) (which information, if RGHL and the Issuers are not required to file reports on Form 8-K will be filed on Form 6-K (or any successor or comparable form applicable to RGHL or the Issuers));

provided, however, that RGHL (and the Issuers) shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event RGHL (or the Issuers) will post the reports specified in the first sentence of this paragraph on its website within the time periods that would apply if RGHL were required to file those reports with the SEC. In addition, RGHL will make available such information to prospective purchasers of Senior Notes, in addition to providing such information to the Trustee and the holders of the Senior Notes, in each case within 15 days after the time RGHL would be required to file such information with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act. Notwithstanding the foregoing, RGHL and the Issuers may satisfy the foregoing reporting requirements (i) prior to the filing with the SEC of the Senior Notes Exchange Offer Registration Statement, or if the Senior Notes Exchange Offer Registration Statement is not filed within the applicable time limits pursuant to the Senior Notes Registration Rights Agreement, the Senior Notes Shelf Registration Statement, by providing the Trustee and the noteholders with (x) substantially the same information as would be required to be filed with the SEC by RGHL and the Issuers on Form 20-F (or any successor or comparable form applicable to RGHL or the Issuers) if they were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act within 90 days after the end of the applicable fiscal year and (y) substantially the same information as would be required to be filed with the SEC by RGHL and the Issuers on Form 10-Q (or any successor or comparable form applicable to RGHL or the Issuers) if they were subject to the reporting requirements of Section 13 or

15(d) of the Exchange Act within 60 days after the end of the applicable fiscal quarter and (ii) after filing with the SEC the Senior Notes Exchange Offer Registration Statement, or if the Senior Notes Exchange Offer Registration Statement is not filed within the applicable time limits pursuant to the Senior Notes Registration Rights Agreement, the Senior Notes Shelf Registration Statement, but prior to the effectiveness of the Senior Notes Exchange Offer Registration Statement or Senior Notes Shelf Registration Statement, by publicly filing with the SEC the Senior Notes Exchange Offer Registration Statement or Senior Notes Shelf Registration Statement, to the extent any such registration statement contains substantially the same information as would be required to be filed by RGHL and the Issuers if they were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, and by providing the Trustee and the noteholders with such registration statement (and amendments thereto) promptly following the filing with the SEC thereof.

Notwithstanding the foregoing, the annual reports, information, documents and other reports filed with the SEC will include all of the information, with respect to the financial condition and results of operations of BP I and BP II on a combined basis separate from the financial condition and results of operations from RGHL on a consolidated basis, that RGHL, BP I and BP II are required to include in information, documents and other reports made available pursuant to the 2009 Indenture (such information, the “Required Financial Information”). If RGHL’s, BP I’s or BP II’s obligations to provide the Required Financial Information shall cease to be in full force and effect, RGHL, BP I and BP II shall make available to the Trustee and the noteholders information substantially equivalent to the Required Financial Information as if their obligations to provide such information under the 2009 Indenture remained in full force and effect.

Notwithstanding the foregoing, RGHL will be deemed to have furnished such reports referred to above to the Trustee and the holders of the Senior Notes if RGHL has filed such reports with the SEC via the EDGAR filing system and such reports are publicly available.

The Senior Notes Indenture also provides that, so long as any of the Senior Notes remain outstanding and during any period during which BP I or the Issuers are not subject to Section 13 or 15(d) of the Exchange Act, or otherwise permitted to furnish the SEC with certain information pursuant to Rule 12g 3-2(b) of the Exchange Act, each Issuer will make available to the holders of the Senior Notes and to prospective investors, upon their request, the information required to be delivered by Rule 144A(d)(4) under the Securities Act.

Future Senior Note Guarantors.  The Senior Notes Indenture provides that each Restricted Subsidiary (unless such Subsidiary is an Issuer, a Senior Note Guarantor or a Receivables Subsidiary) that guarantees, assumes or in any other manner becomes liable with respect to (a) any Indebtedness under any Credit Agreement or (b) any Public Debt (including any proceeds loans or other intercompany loans in respect thereof) of BP I, BP II, an Issuer or any Senior Note Guarantor, in each case, will execute and deliver to the Trustee a supplemental indenture pursuant to which such Restricted Subsidiary will guarantee payment of the Senior Notes; provided that notwithstanding the foregoing:

(a) the Thai Guarantor (as defined below) shall only be required to enter into its Senior Note Guarantee as described below under the caption “— Certain Covenants — Bank of Thailand Approval and Thai Business Permit;”

(b) to the extent the foregoing obligation is triggered by Indebtedness or Public Debt existing as of the Issue Date, the relevant Restricted Subsidiary shall only be required to enter into its respective Senior Note Guarantee at such time as it grants its guarantee with respect to the Indebtedness incurred as incremental term loan borrowings under the Senior Secured Credit Facilities with respect to the Pactiv Acquisition;

(c) no Senior Note Guarantee shall be required as a result of any Indebtedness or guarantee of Indebtedness that existed at the time such Person became a Restricted Subsidiary if the Indebtedness or guarantee was not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary;

(d) if such Indebtedness is by its terms expressly subordinated to the Senior Notes or any Senior Note Guarantee, any such assumption, guarantee or other liability of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated to such Restricted Subsidiary’s Senior Note Guarantee of the Senior Notes at least to the same extent as such Indebtedness is subordinated to the Senior Notes or any other senior guarantee;

(e) no Senior Note Guarantee shall be required as a result of any guarantee given to a bank or trust company incorporated in any member state of the European Union as of the date of the Senior Notes Indenture or any commercial banking institution that is a member of the US Federal Reserve System (or any branch, Subsidiary or Affiliate thereof), in each case having combined capital and surplus and undivided profits of not less than $500.0 million, whose debt has a rating, at the time such guarantee was given, of at least A or the equivalent thereof by S&P and at least A2 or the equivalent thereof by Moody’s, in connection with the operation of cash management programs established for BP I’s and BP II’s benefit or that of any Restricted Subsidiary;

(f) no Senior Note Guarantee shall be required from a US Controlled Foreign Subsidiary or a Financial Assistance Restricted Subsidiary;

(g) no Senior Note Guarantee shall be required if such Senior Note Guarantee could reasonably be expected to give rise to or result in (x) personal liability for, or material risk of personal liability for, the officers, directors or shareholders of BP I, BP II, any parent of BP I or BP II or any Restricted Subsidiary, (y) any violation of, or material risk of violation of, applicable law that cannot be avoided or otherwise prevented through measures reasonably available to BP I, BP II or any such Restricted Subsidiary, including, for the avoidance of doubt, “whitewash” or similar procedures or (z) any significant cost, expense, liability or obligation (including with respect of any Taxes) other than reasonable out-of-pocket expenses and other than reasonable expenses Incurred in connection with any governmental or regulatory filings required as a result of, or any measures pursuant to clause (y) undertaken in connection with, such Senior Note Guarantee, which cannot be avoided through measures reasonably available to BP I, BP II or any such Restricted Subsidiary; and

(h) each such Senior Note Guarantee will be limited as necessary to recognize certain defenses generally available to guarantors (including those that relate to fraudulent conveyance or transfer, voidable preference, financial assistance, corporate purpose, capital maintenance or similar laws, regulations or defenses affecting the rights of creditors generally) or other considerations under applicable law.

The Senior Note Guarantees shall be released in accordance with the provisions of the Senior Notes Indenture described under “— Senior Note Guarantees.”

Bank of Thailand Approval and Thai Business Permit.  The Senior Notes Indenture provides that, within 30 days after November 16, 2010 (or such later date as may be permitted by the administrative agent under the Senior Secured Credit Facilities in its sole discretion) SIG Combibloc Limited (Thailand) (the “Thai Guarantor”) shall apply to the Bank of Thailand for, and use commercially reasonable efforts to obtain, in-principle approval for the remittance of any foreign currency sum pursuant to the Thai Guarantor’s obligation to make any payment under the Thai Senior Note Guarantee (as defined below).

If such Bank of Thailand in-principle approval is received, the Thai Guarantor shall promptly apply for, and shall use commercially reasonable efforts to obtain, the requisite permit under the Alien Business Act B.E. 2542 from the Director-General of the Department of Business Development, Ministry of Commerce of Thailand (the “Thai Business Permit”) permitting the Thai Guarantor to provide a guarantee for payment of the Senior Notes (the “Thai Senior Note Guarantee”).

Notwithstanding the provisions set forth under “— Certain Covenants — Future Senior Note Guarantors,” but subject to the exceptions to the requirement to provide a Senior Note Guarantee contained therein, the

Thai Guarantor shall execute and deliver to the Trustee a supplemental indenture pursuant to which it will guarantee payment of the Senior Notes within 60 days of obtaining its Thai Business Permit (or on such later date as may be permitted by the administrative agent under the Senior Secured Credit Facilities in its sole discretion), but in any event not earlier than the date on which the Thai Guarantor enters into its guarantee with respect to the Indebtedness incurred as incremental term loan borrowings under the Senior Secured Credit Facilities in connection with the Pactiv Acquisition, provided that at such time it would, but for the provisions of this section, be required to grant a Senior Note Guarantee under the terms of the section “— Certain Covenants — Future Senior Note Guarantors” above.

In addition, in respect of any in-principle approval of the Bank of Thailand granted to the Thai Guarantor, the Thai Guarantor agrees to: (i) when it is required to remit the foreign currency sum pursuant to its obligation of payment under the Thai Senior Note Guarantee, comply with the Bank of Thailand’s requirements set out in such in-principle approval for obtaining the final approval of the Bank of Thailand for the remittance of such sum (to the full amount of its guarantee obligations), within the time limits specified by the Bank of Thailand (if any); (ii) if such in-principle approval has an expiry date, apply for the renewal or extension of such approval prior to the expiry date of such approval, so long as any of the obligations under the Thai Senior Note Guarantee are outstanding; and (iii) comply with the conditions set out in the final approval (if any) to allow the Thai Guarantor to remit the approved foreign currency sum (to the fullest extent) for the payment under the Thai Senior Note Guarantee.

Limitation on the US Issuers.  Notwithstanding anything contained in the Senior Notes Indenture to the contrary, neither of the US Issuers will, directly or indirectly, own or acquire any Equity Interests in a US Controlled Foreign Subsidiary.

Limitation on Ownership of Foreign Subsidiaries.  No Foreign Subsidiary of RGHL shall also be a Subsidiary of a Domestic Subsidiary of RGHL unless such Domestic Subsidiary is a disregarded entity for US tax purposes; provided, however, that such limitation shall not apply to (x) any Foreign Subsidiary of RGHL that is a Subsidiary of SIG Combibloc Inc., Closure Systems International Inc., Closure Systems Mexico Holdings LLC or CSI Mexico LLC as of the Issue Date, (y) any Foreign Subsidiary of a Domestic Subsidiary at the time such Domestic Subsidiary becomes a Subsidiary of RGHL (provided, however, that such Foreign Subsidiary did not become a Subsidiary of such Domestic Subsidiary in connection with, or in contemplation of, such Domestic Subsidiary becoming a Subsidiary of RGHL) or (z) any Foreign Subsidiary that is not a US Controlled Foreign Subsidiary.

Fiscal Year.  Each Issuer at all times will have the same fiscal year as BP I and BP II and RGHL.

Limitations on Amendment of 2007 Senior Subordinated Notes.  Except with the consent of the Holders of a majority in outstanding aggregate principal amount of the Senior Notes, BP II and the Obligors will not amend the 2007 Senior Subordinated Note Indenture or the notes and guarantees in respect of the foregoing if such amendment would result in any of the following:

(a) the principal obligor in respect of the 2007 Senior Subordinated Notes not being either RGHL or BP II;

(b) except as may be otherwise permitted under the Senior Notes Indenture under “Certain Covenants — Future Senior Note Guarantors,” any Restricted Subsidiary other than a Senior Note Guarantor or an Issuer guaranteeing the 2007 Senior Subordinated Notes; or

(c) the terms of the 2007 Senior Subordinated Notes relating to subordination being materially less favorable overall to the Holders.

Covenant Suspension.  If (i) the Senior Notes have Investment Grade Ratings from both Rating Agencies, and the Issuers have delivered written notice of such Investment Grade Ratings to the Trustee, and (ii) no Default has occurred and is continuing under the Senior Notes Indenture, then, beginning on that day,

BP I, BP II and the Restricted Subsidiaries will not be subject to the covenants (and related defaults) specifically listed under the following captions in this “Description of the Senior Notes” section of the Offering Circular (the “Suspended Covenants”):

(1) “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(2) “— Limitation on Restricted Payments;”

(3) “— Dividend and Other Payment Restrictions Affecting Subsidiaries;”

(4) “— Asset Sales;”

(5) “— Transactions with Affiliates;”

(6) “— Future Senior Note Guarantors;”

(7) clause (4) of the first paragraph of “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets;” and

(8) “— Change of Control.”

In the event that BP I, BP II and the Restricted Subsidiaries are not subject to the Suspended Covenants under the Senior Notes Indenture for any period of time as a result of the foregoing, and on any subsequent date one or both of the Rating Agencies (a) withdraw their Investment Grade Rating or downgrade the rating assigned to the Senior Notes below an Investment Grade Rating or (b) BP I, BP II or any of their Affiliates enters into an agreement to effect a transaction that would result in a breach of a Suspended Covenant if not so suspended and one or more of the Rating Agencies indicate that if consummated, such transaction (alone or together with any related recapitalization or refinancing transactions) would cause such Rating Agency to withdraw its Investment Grade Rating or downgrade the ratings assigned to the Senior Notes below an Investment Grade Rating, then BP I, BP II and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants under the Senior Notes Indenture. Such covenants will not, however, be of any effect with regard to the actions of BP I, BP II and the Restricted Subsidiaries properly taken during the continuance of the covenant suspension and the covenant described under “— Limitation on Restricted Payments” shall be interpreted as if it had been in effect since the Reference Date except that no Default will be deemed to have occurred and will not occur solely by reason of a Restricted Payment made during the covenant suspension.

During the continuance of the covenant suspension, no Restricted Subsidiary may be designated as an Unrestricted Subsidiary.

There can be no assurance that the Senior Notes will ever achieve or maintain Investment Grade Ratings.

Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets

The Senior Notes Indenture provides that each of BP I, BP II and each of the Issuers may not, directly or indirectly, consolidate, amalgamate or merge with or into or wind up or convert into (whether or not BP I, BP II or any Issuer, as applicable, is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or Substantially All of its properties or assets in one or more related transactions, to any Person unless:

(1) BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable, is the surviving person or the Person formed by or surviving any such consolidation, amalgamation, merger, winding up or conversion (if other than BP I, BP II, the US Issuer I, the US Issuer II, or the Luxembourg

Issuer, as applicable) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of any member state of the European Union that was a member state on January 1, 2004, the United States, the District of Columbia, or any state or territory thereof, or New Zealand (BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable, or such Person, as the case may be, being herein called the “Successor Company”); provided that in the case where the surviving Person is not a corporation, a co-obligor of the Senior Notes is a corporation;

(2) the Successor Company (if other than BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable) expressly assumes all the obligations of BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable, under its Senior Note Guarantee (if applicable) and the Senior Notes Indenture pursuant to supplemental indentures or other documents or instruments in form and substance satisfactory to the Trustee;

(3) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

(4) immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period (and treating any Indebtedness which becomes an obligation of the Successor Company or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), either:

(a) the Successor Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” or

(b) the Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be greater than such ratio for BP I, BP II and the Restricted Subsidiaries immediately prior to such transaction;

(5) if the Successor Company is not BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable, the Issuers and each Senior Note Guarantor, unless it is the other party to the transactions described above, shall have by supplemental indenture confirmed that its obligations under the Senior Notes Indenture, Senior Notes and Senior Note Guarantee, as applicable, shall apply to such Person’s obligations under the Senior Notes Indenture, the Senior Notes and Senior Note Guarantee; and

(6) the Issuers shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, amalgamation or transfer and such supplemental indentures (if any) comply with the Senior Notes Indenture, provided that in giving such opinion such counsel may rely on an Officers’ Certificate as to compliance with the foregoing clauses (3) and (4) and as to any matters of fact.

The Successor Company (if other than BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable) will succeed to, and be substituted for, BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable, under the applicable Senior Note Guarantee (if applicable) and the Senior Notes Indenture, and in such event BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable, will automatically be released and discharged from its obligations under the applicable Senior Note Guarantee and the Senior Notes Indenture. Notwithstanding the foregoing clauses (3) and (4), (a) any Restricted Subsidiary (other than an Issuer) may merge, consolidate or amalgamate with or transfer all or part of its properties and assets to BP I, BP II or to another Restricted Subsidiary, and (b) BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer may merge, consolidate or amalgamate with an Affiliate incorporated solely for the purpose of reincorporating BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer in a member state of (or in another member state of) the European Union that was a member state on January 1, 2004, the United States, the District of Columbia, or any state or territory thereof, or New Zealand or may convert into a limited liability company, so long as the amount of Indebtedness of BP I, BP II and the Restricted Subsidiaries is not increased thereby. The provisions set forth in this “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among BP I, BP II and the Restricted Subsidiaries.

The Senior Notes Indenture further provides that, subject to certain limitations in the Senior Notes Indenture governing release of a Senior Note Guarantee upon the sale or disposition of a Restricted Subsidiary that is a Senior Note Guarantor, no Senior Note Guarantor (other than RGHL) will, and BP I and BP II will not permit any Senior Note Guarantor (other than RGHL) to, consolidate, amalgamate or merge with or into or wind up into (whether or not such Senior Note Guarantor is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or Substantially All of its properties or assets in one or more related transactions to, any Person unless:

(1) either (a) such Senior Note Guarantor is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than such Senior Note Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of any member state of the European Union that was a member state on January 1, 2004, the United States, the District of Columbia, or any state or territory thereof or New Zealand (such Senior Note Guarantor or such Person, as the case may be, being herein called the “Successor Senior Note Guarantor”), and the Successor Senior Note Guarantor (if other than such Senior Note Guarantor) expressly assumes all the obligations of such Senior Note Guarantor under the Senior Notes Indenture and such Senior Note Guarantor’s Senior Note Guarantee pursuant to a supplemental indenture or other documents or instruments in form satisfactory to the Trustee, or (b) if such sale or disposition or consolidation, amalgamation or merger is with a Person other than BP I, BP II or any Restricted Subsidiary, such sale or disposition or consolidation, amalgamation or merger is not in violation of the covenant described above under the caption “— Certain Covenants — Asset Sales;” and

(2) the Successor Senior Note Guarantor (if other than such Senior Note Guarantor) shall have delivered or caused to be delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger or transfer and such supplemental indenture (if any) comply with the Senior Notes Indenture.

Subject to certain limitations described in the Senior Notes Indenture, in a transaction to which the immediately preceding paragraph 1(a) applies, the Successor Senior Note Guarantor (if other than such Senior Note Guarantor) will succeed to, and be substituted for, such Senior Note Guarantor under the Senior Notes Indenture and such Senior Note Guarantor’s Senior Note Guarantee, and such Senior Note Guarantor will automatically be released and discharged from its obligations under the Senior Notes Indenture and such Senior Note Guarantor’s Senior Note Guarantee. Notwithstanding the foregoing, (1) a Senior Note Guarantor may merge, amalgamate or consolidate with an Affiliate incorporated solely for the purpose of reincorporating such Senior Note Guarantor in a member state of (or another member state of) the European Union that was a member state on January 1, 2004, the United States, the District of Columbia, or any state or territory thereof, so long as the amount of Indebtedness of the Senior Note Guarantor is not increased thereby, and (2) a Senior Note Guarantor may merge, amalgamate or consolidate with another Senior Note Guarantor, an Issuer, BP I or BP II.

In addition, notwithstanding the foregoing, any Senior Note Guarantor may consolidate, amalgamate or merge with or into or wind up into, or sell, assign, transfer, lease, convey or otherwise dispose of all or

Substantially All of its properties or assets (collectively, a “Transfer”) to (x) BP I, an Issuer or any Senior Note Guarantor or (y) any Restricted Subsidiary that is not a Senior Note Guarantor; provided that at the time of each such Transfer pursuant to clause (y) the aggregate amount of all such Transfers since the Issue Date shall not exceed 5.0% of the consolidated assets of BP I, BP II, the Issuers and the Senior Note Guarantors as shown on the most recent available combined consolidated balance sheet of BP I, BP II, the Issuers and the Restricted Subsidiaries after giving effect to each such Transfer and including all Transfers occurring from and after the Issue Date (excluding Transfers in connection with the Transactions described in the Offering Circular).

Additional Covenants.  The Senior Notes Indenture also contains covenants with respect to the following matters: (a) payment of the principal, premium, any Additional Amounts and interest; (b) maintenance of an office or agency in New York; and (c) arrangements regarding the handling of money held.

Defaults

An Event of Default is defined in the Senior Notes Indenture as:

(1) a default in any payment of interest on any Senior Note when due, continued for 30 days;

(2) a default in the payment of principal or premium, if any, of any Senior Note when due at its Stated Maturity, upon optional redemption, upon required repurchase (other than with respect to any Change of Control Payment, which shall be governed by clause (4) below) upon declaration or otherwise;

(3) the failure by BP I, BP II or any Restricted Subsidiaries to comply with the covenants described under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets,” “— Limitation on the US Issuers”;

(4) the failure by BP I, BP II or any Restricted Subsidiaries to comply for 60 days after notice with its other agreements contained in the Senior Notes or the Senior Notes Indenture (other than a failure to purchase Senior Notes);

(5) the failure by BP I, BP II, an Issuer or any Significant Subsidiary to pay any Indebtedness (other than Indebtedness owing to BP I, BP II or a Restricted Subsidiary) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, in each case, if the total amount of such Indebtedness unpaid or accelerated exceeds $30.0 million or its foreign currency equivalent (the “cross-acceleration provision”);

(6) certain events of bankruptcy, insolvency or reorganization of BP I, BP II, an Issuer, a Significant Subsidiary or any Restricted Subsidiary that, directly or indirectly, owns or holds any Equity Interest of an Issuer (the “bankruptcy provisions”);

(7) failure by BP I, BP II, an Issuer or any Significant Subsidiary to pay final judgments aggregating in excess of $50.0 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days (the “judgment default provision”); or

(8) any Senior Note Guarantee of RGHL, BP I or a Significant Subsidiary (or any Senior Note Guarantee of one or more Senior Note Guarantors that collectively would represent a Significant Subsidiary) ceases to be in full force and effect (except as contemplated by the terms thereof or the terms of the Senior Notes Indenture) or BP I, BP II or any Senior Note Guarantor that qualifies as a Significant Subsidiary (or one or more Senior Note Guarantors that collectively would represent a Significant Subsidiary) denies or disaffirms its obligations under the Senior Notes Indenture or any Senior Note Guarantee and such Default continues for 20 days.

The foregoing constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clause (4) (other than a failure to purchase Senior Notes) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of outstanding Senior Notes of such series notify the Issuers of the default and the Issuers do not cure or cause the cure of such default within the time specified in clause (4) hereof, after receipt of such notice.

If an Event of Default (other than a Default relating to (x) certain events of bankruptcy, insolvency or reorganization of BP I, BP II, an Issuer or any Restricted Subsidiary that, directly or indirectly, holds or owns any Equity Interest of an Issuer or (y) the covenant “— Limitation on the US Issuers”) occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of outstanding Senior Notes by notice to the Issuers may declare the principal of, premium, if any, and accrued but unpaid interest (including additional interest, if any) on all the Senior Notes to be due and payable. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to (x) certain events of bankruptcy, insolvency or reorganization of BP I, BP II, an Issuer or any Restricted Subsidiary that, directly or indirectly, holds or owns any Equity Interest of an Issuer or (y) the covenant “— Limitation on the US Issuers” occurs, the principal of, premium, if any, and interest on all the Senior Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any holders. Under certain circumstances, the holders of a majority in principal amount of outstanding Senior Notes may rescind any such acceleration with respect to the Senior Notes and its consequences.

In the event of any Event of Default specified in clause (5) of the first paragraph above, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) will be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of the Senior Notes, if within 20 days after such Event of Default arose the Issuers deliver an Officers’ Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the principal amount of the Senior Notes as described above be annulled, waived or rescinded upon the happening of any such events.

Subject to the provisions of the Senior Notes Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Senior Notes Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder may pursue any remedy with respect to the Senior Notes Indenture or the Senior Notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing,

(2) Holders of at least 25% in principal amount of the outstanding Senior Notes have requested the Trustee to pursue the remedy,

(3) such Holders have offered the Trustee security or indemnity satisfactory to it against any loss, liability or expense,

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and

(5) the Holders of a majority in principal amount of the outstanding Senior Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the Holders of a majority in principal amount of outstanding Senior Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Senior Notes Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under the Senior Notes Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action. We cannot assure you that indemnification satisfactory to the Trustee will be on commercially reasonable terms or terms acceptable to holders of the Senior Notes such that an agreement will be reached and the Trustee will act on behalf of the noteholders.

The Senior Notes Indenture provides that if a Default occurs and is continuing and has been notified to the Trustee, the Trustee must mail (or otherwise deliver in accordance with applicable DTC procedures) to each holder of Senior Notes notice of the Default within the earlier of 90 days after it occurs or 30 days after written notice of it is received by the Trustee. In addition, the Issuers are required to deliver to the Trustee, within 120 days after the end of each fiscal year and in any event, within 14 days of request by the Trustee, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Issuers also are required to deliver to the Trustee (i) as soon as any of them become aware of the occurrence of an Event of Default, written notice of the occurrence of such Event of Default and (ii) within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action BP I, BP II or any Issuer is taking or proposes to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Senior Notes Indenture and the Senior Notes may be amended with the consent of the holders of a majority in principal amount of the Senior Notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Senior Notes then outstanding; provided, however, that without the consent of each holder of an outstanding Senior Note affected, no amendment may, among other things:

(1) reduce the amount of Senior Notes whose holders must consent to an amendment,

(2) reduce the rate of or extend the time for payment of interest on any Senior Note,

(3) reduce the principal of or extend the Stated Maturity of any Senior Note,

(4) reduce the premium or amount payable upon the redemption of any Senior Note, change the time at which any Senior Note may be redeemed as described under “— Optional Redemption,” or “— Redemption for Changes in Withholding Taxes,”

(5) make any Senior Note payable in money other than that stated in such Senior Note,

(6) expressly subordinate the Senior Notes or any Senior Note Guarantee to any other Indebtedness of any Issuer, BP I or any Senior Note Guarantor not otherwise permitted by the Senior Notes Indenture,

(7) impair the right of any holder to receive payment of principal of, premium, if any, and interest on such holder’s Senior Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Senior Notes,

(8) make any change in the amendment provisions which require the holder’s consent as described in this sentence or in the waiver provisions or

(9) make any change in the provisions of the Senior Notes Indenture described under “— Withholding Taxes” that adversely affects the rights of any Holder to receive payments of Additional

Amounts pursuant to such provisions or amend the terms of the Senior Notes or the Senior Notes Indenture in a way that would result in the loss of an exemption from any of the Taxes described thereunder that are required to be withheld or deducted by any Relevant Taxing Jurisdiction from any payments made on the Senior Note or any Senior Note Guarantees by the Payors, unless RGHL or any Restricted Subsidiary agrees to pay any Additional Amounts that arise as a result. For purposes of this paragraph (9) a “Relevant Taxing Jurisdiction” shall include the United States.

Without the consent of any Holder, BP I, the Issuers, and the Trustee may amend the Senior Notes Indenture and the Senior Notes (1) to cure any ambiguity, omission, mistake, defect or inconsistency, (2) to give effect to any provision of the Senior Notes Indenture (including the release of any Senior Note Guarantees in accordance with the terms of the Senior Notes Indenture, and to comply with the covenant under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets”), (3) to provide for the assumption by a Successor Company of the obligations of any Issuer under the Senior Notes Indenture and the Senior Notes or to provide for the assumption by a Successor Senior Note Guarantor of the obligations of a Senior Note Guarantor under the Senior Notes Indenture and its Senior Note Guarantee, (4) to provide for uncertificated Senior Notes in addition to or in place of certificated Senior Notes (provided that the uncertificated Senior Notes are issued in registered form for purposes of Section 163(f) of the Code), (5) to add a Senior Note Guarantee with respect to the Senior Notes, (6) to add to the covenants of BP I, BP II or any Senior Note Guarantor for the benefit of the Holders or to surrender any right or power conferred upon BP I or BP II, (7) to make any change that does not adversely affect the rights of any Holder, (8) to evidence and give effect to the acceptance and appointment under the Senior Notes Indenture of a successor Trustee, (9) to provide for the accession of the Trustee to any instrument in connection with the Senior Notes, (10) to make certain changes to the Senior Notes Indenture to provide for the issuance of Additional Senior Notes or (11) to comply with any requirement of the SEC in connection with the qualification of the Senior Notes Indenture under the US Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), if such qualification is required.

The consent of the noteholders is not necessary under the Senior Notes Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the Senior Notes Indenture becomes effective, the Issuers are required to mail (or otherwise deliver in accordance with applicable DTC procedures) to the respective noteholders a notice briefly describing such amendment. However, the failure to give such notice to all noteholders entitled to receive such notice, or any defect therein, will not impair or affect the validity of the amendment.

No Personal Liability of Directors, Officers, Employees, Managers and Stockholders

No (i) director, officer, employee, manager, incorporator or holder of any Equity Interests in BP I, BP II or any Issuer or any direct or indirect parent corporation or (ii) director, officer, employee or manager of a Senior Note Guarantor, will have any liability for any obligations of the Issuers under the Senior Notes, the Senior Notes Indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Senior Notes by accepting a Senior Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Senior Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Transfer and Exchange

A noteholder may transfer or exchange Senior Notes in accordance with the Senior Notes Indenture. Upon any transfer or exchange, the registrar and the Trustee may require a noteholder, among other things, to furnish appropriate endorsements and transfer documents and the Issuers may require a noteholder to pay any taxes required by law or permitted by the Senior Notes Indenture. The Issuers are not required to transfer or exchange any Senior Note selected for redemption or to transfer or exchange any Senior Note for a period of 15 days prior to a selection of Senior Notes to be redeemed. The Senior Notes will be issued in registered form and the registered holder of a Senior Note will be treated as the owner of such Senior Note for all purposes.

Satisfaction and Discharge

The Senior Notes Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration or transfer or exchange of Senior Notes, as expressly provided for in the Senior Notes Indenture) as to all outstanding Senior Notes when:

(1) either (a) all the Senior Notes theretofore authenticated and delivered (except lost, stolen or destroyed Senior Notes which have been replaced or paid and Senior Notes for whose payment money has theretofore been deposited in trust or segregated and held by the Issuers and thereafter repaid to the Issuers or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all of the Senior Notes (i) have become due and payable, (ii) will become due and payable at their stated maturity within one year or (iii) if redeemable at the option of the Issuers, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers, and the Issuers have irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Senior Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Senior Notes to the date of deposit together with irrevocable instructions from the Issuers directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2) BP I, BP II, an Issuer or the Senior Note Guarantors have paid all other sums payable under the Senior Notes Indenture; and

(3) the Issuers have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent under the Senior Notes Indenture relating to the satisfaction and discharge of the Senior Notes Indenture have been complied with; provided that any counsel may rely on an Officers’ Certificate as to matters of fact.

Defeasance

The Issuers at any time may terminate all their obligations under the Senior Notes and the Senior Notes Indenture (“legal defeasance”), and cure any existing Defaults and Events of Default, except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Senior Notes, to replace mutilated, destroyed, lost or stolen Senior Notes and to maintain a registrar and paying agent in respect of the Senior Notes. The Issuers at any time may terminate their obligations under the covenants described under “— Certain Covenants,” the operation of the cross-acceleration provision and the bankruptcy provisions with respect to Significant Subsidiaries, and the judgment default provision described under “— Defaults” and the undertakings and covenants contained under “— Change of Control” and “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” (“covenant defeasance”). If the Issuers exercise their legal defeasance option or their covenant defeasance option, each Senior Note Guarantor will be released from all of its obligations with respect to its Senior Note Guarantee.

The Issuers may exercise their legal defeasance option notwithstanding their prior exercise of their covenant defeasance option. If the Issuers exercise their legal defeasance option, payment of the Senior Notes may not be accelerated because of an Event of Default with respect thereto. If the Issuers exercise their covenant defeasance option, payment of the Senior Notes may not be accelerated because of an Event of Default specified in clause (3), (4), (5), (6) (with respect only to Significant Subsidiaries), (7) or (8) under

“— Defaults” or because of the failure of the Issuers to comply with clause (4) under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets.”

In order to exercise its defeasance option, the Issuers must irrevocably deposit (the “defeasance trust”) with the Trustee money in US Dollars for the payment of principal, premium (if any) and interest on the Senior Notes to redemption or maturity, as the case may be, and must comply with certain other conditions set out in the Senior Notes Indenture, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Senior Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or change in applicable U.S. federal income tax law).

Concerning the Trustee

The Bank of New York Mellon is the Trustee under the Senior Notes Indenture.

If the Trustee becomes a creditor of the Issuers or any Senior Note Guarantor, the Senior Notes Indenture and the Trust Indenture Act limit its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Senior Notes Indenture provides that in case an Event of Default will occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Senior Notes Indenture at the request of any Holder of Senior Notes, unless such Holder has offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Notices

All notices to noteholders will be validly given if mailed to them at their respective addresses in the register of the Holders of the Senior Notes, if any, maintained by the Registrar (or otherwise delivered in accordance with applicable DTC procedures). In addition, for so long as any Senior Notes are represented by Global Senior Notes, all notices to Holders of the Senior Notes will be delivered to DTC, which will give such notices to the holders of Book-Entry Interests.

Each such notice shall be deemed to have been given on the date of such publication or, if published more than once on different dates, on the first date on which publication is made; provided that, if notices are mailed (or otherwise delivered in accordance with applicable DTC procedures), such notice shall be deemed to have been given on the later of such publication and the seventh day after being so mailed or delivered. Any notice or communication mailed to a noteholder shall be mailed to such Person by first-class mail or other equivalent means (or otherwise delivered in accordance with applicable DTC procedures) and shall be sufficiently given to him if so mailed or delivered within the time prescribed. Failure to mail (or otherwise deliver in accordance with applicable DTC procedures) a notice or communication to a noteholder or any defect in it shall not affect its sufficiency with respect to other noteholders. If a notice or communication is mailed or delivered in the manner provided above, it is duly given, whether or not the addressee receives it.

Currency Indemnity and Calculation of Dollar-denominated Restrictions

The US Dollar is the sole currency of account and payment for all sums payable by BP I, BP II, the Issuers or any Senior Note Guarantor under or in connection with the Senior Notes, including damages. Any amount with respect to the Senior Notes received or recovered in a currency other than US Dollars, whether as a result of, or the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of the Issuers or any Senior Note Guarantor or otherwise by any noteholder or by the Trustee, in respect of any sum expressed to be due to it from the Issuers or any Senior Note Guarantor will only constitute a discharge to the Issuers or any Senior Note Guarantor to the extent of the US Dollar amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so).

If that US Dollar amount is less than the US Dollar amount expressed to be due to the recipient or the Trustee under any Senior Note, BP I, BP II, the Issuers and any Senior Note Guarantor will indemnify such recipient against any loss sustained by it as a result. In any event, BP I, BP II, the Issuers and any Senior Note Guarantor will indemnify the recipient against the cost of making any such purchase. For the purposes of this currency indemnity provision, it will be prima facie evidence of the matter stated therein for the holder of a Senior Note or the Trustee to certify in a manner satisfactory to the Issuers (indicating the sources of information used) the loss it Incurred in making any such purchase. These indemnities constitute a separate and independent obligation from BP I, BP II, the Issuers and any Senior Note Guarantor’s other obligations, will give rise to a separate and independent cause of action, will apply irrespective of any waiver granted by any holder of a Senior Note or the Trustee (other than a waiver of the indemnities set out herein) and will continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any Senior Note or to the Trustee.

Except as otherwise specifically set forth herein, (a) for purposes of determining compliance with any euro-denominated restriction herein, the Euro Equivalent amount for purposes hereof that is denominated in a non-euro currency shall be calculated based on the relevant currency exchange rate in effect on the date such non-euro amount is Incurred or made, as the case may be, and (b) for purposes of determining compliance with any U.S. Dollar-denominated restriction herein, the U.S. Dollar Equivalent amount for purposes hereof that is denominated in a non-U.S. Dollar currency shall be calculated based on the relevant currency exchange rate in effect on the date such non-U.S. Dollar amount is Incurred or made, as the case may be.

Consent to Jurisdiction and Service

Each of BP I, BP II, the Issuers and the Senior Note Guarantors has irrevocably and unconditionally: (1) submitted itself and its property in any legal action or proceeding relating to the Senior Notes Indenture to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the general jurisdiction of the courts of the State of New York, sitting in the Borough of Manhattan, The City of New York, the courts of the United States of America for the Southern District of New York, appellate courts from any thereof and courts of its own corporate domicile, with respect to actions brought against it as defendant; (2) consented that any such action or proceeding may be brought in such courts and waive any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; (3) designated and appointed the US Issuer II as its authorized agent upon which process may be served in any action, suit or proceeding arising out of or relating to the Senior Notes Indenture that may be instituted in any Federal or state court in the State of New York; and (4) agreed that service of any process, summons, notice or document by US registered mail addressed to the US Issuer II, with written notice of said service to such Person at the address of the US Issuer II set forth in the Senior Notes Indenture shall be effective service of process for any action, suit or proceeding brought in any such court.

Enforceability of Judgments

Since a significant portion of the assets of BP I, BP II, the Issuers and the Senior Note Guarantors are outside the United States, any judgment obtained in the United States against BP I, BP II, the Issuers or any Senior Note Guarantor, including judgments with respect to the payment of principal, premium, interest, Additional Amounts, redemption price and any purchase price with respect to the Senior Notes, may not be collectable within the United States.

Governing Law

The Senior Notes Indenture provides that it and the Senior Notes are governed by, and construed in accordance with, the laws of the State of New York. Notwithstanding anything to the contrary, articles 86 to 94-8 of the Luxembourg law of August 10, 1915 on commercial companies shall not be applicable in respect of the Senior Notes.

See “Certain Insolvency and Other Local Law Considerations” and “Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — Enforcing your rights as a holder of the notes or under the guarantees, or with respect to the senior secured notes, the security, across multiple jurisdictions may be difficult.”

Book-Entry, Delivery and Form

General

The Senior Notes will be represented by one or more global Senior Notes in registered form without interest coupons attached (collectively, the “Global Senior Notes”). The Global Senior Notes will be deposited upon issuance with a custodian for The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee of DTC.

In the event that Additional Senior Notes are issued pursuant to the terms of the Senior Notes Indenture, the Issuers may, in their sole discretion, cause some or all of such Additional Senior Notes, if any, to be issued in the form of one or more global Senior Notes (the “Additional Global Senior Notes”) and registered in the name of and deposited with the nominee of DTC.

Ownership of beneficial interests in each Global Senior Note and ownership of interests in each Additional Global Senior Note (together, the “Book-Entry Interests”) will be limited to persons that have accounts with the Depositary or persons that may hold interests through such participants. Book-Entry Interests will be shown on, and transfers thereof will be effected only through, records maintained in book-entry form by the Depositary and their participants. As used in this section, “Depositary” means, with respect to the Global Senior Notes and the Additional Global Senior Notes, if any, DTC.

The Book-Entry Interests will not be held in definitive form. Instead, the Depositary will credit on its book-entry registration and transfer systems a participant’s account with the interest beneficially owned by such participant. The laws of some jurisdictions, including certain states of the United States, may require that certain purchasers of securities take physical delivery of such securities in definitive form. The foregoing limitations may impair your ability to own, transfer or pledge or grant any other security interest in Book-Entry Interests. In addition, while the Senior Notes are in global form, “holders” of Book-Entry Interests may not be considered the owners or “holders” of Senior Notes for purposes of the Senior Notes Indenture.

So long as the Senior Notes and any Additional Senior Notes are held in global form, DTC (or its nominee), may be considered the sole holder of Global Senior Notes for all purposes under the Senior Notes Indenture. As such, participants must rely on the procedures of DTC, and indirect participants must rely on the procedures of DTC and the participants through which they own Book-Entry Interests, to transfer their interests or to exercise any rights of holders under the Senior Notes Indenture.

The Issuers and the Trustee and their respective agents will not have any responsibility or be liable for any aspect of the records relating to the Book-Entry Interests.

Issuance of Definitive Registered Senior Notes

Under the terms of the Senior Notes Indenture, owners of Book-Entry Interests will not receive definitive Senior Notes in registered form (“Definitive Registered Senior Notes”) in exchange for their Book-Entry Interests unless (a) the Issuers have consented thereto in writing, or such transfer or exchange is made pursuant to one of clauses (i), (ii) or (iii) of this paragraph and (b) such transfer or exchange is in accordance with the applicable rules and procedures of the Depositary and the applicable provisions of the Senior Notes Indenture. Subject to applicable provisions of the Senior Notes Indenture, Definitive Registered Senior Notes shall be transferred to all owners of Book-Entry Interests in the relevant Global Senior Note if:

(i) the Issuers notify the Trustee in writing that the Depositary is unwilling or unable to continue to act as depositary and the Issuers do not appoint a successor depositary within 120 days;

(ii) the Depositary so requests if an Event of Default under the Senior Notes Indenture has occurred and is continuing; or

(iii) the Issuers, at their option, notify the Trustee in writing that they elect to issue Definitive Registered Senior Notes under the Senior Notes Indenture.

In such an event, Definitive Registered Senior Notes will be issued and registered in the name or names and issued in denominations of $100,000 in principal amount and integral multiples of $1,000 as requested by or on behalf of the Depositary (in accordance with its customary procedures and certain certification requirements and based upon directions received from participants reflecting the beneficial ownership of the Book-Entry Interests), and such Definitive Registered Senior Notes will bear the restrictive legend referred to in “Transfer Restrictions,” unless that legend is not required by the Senior Notes Indenture or applicable law. Payment of principal of, and premium, if any, and interest on the Senior Notes shall be payable at the place of payment designated by the Issuers pursuant to the Senior Notes Indenture; provided, however, that at the Issuers’ option, payment of interest on a Senior Note may be made by check mailed to the person entitled thereto to such address as shall appear on the Senior Note register.

Redemption of the Global Senior Notes

In the event any Global Senior Note, or any portion thereof, is redeemed, the Depositary will distribute the amount received by it in respect of the Global Senior Note so redeemed to the holders of the Book-Entry Interests in such Global Senior Note. The redemption price payable in connection with the redemption of such Book-Entry Interests will be equal to the amount received by the Depositary in connection with the redemption of such Global Senior Note (or any portion thereof).

We understand that under existing practices of DTC, if fewer than all of the Senior Notes are to be redeemed at any time, DTC will credit their respective participants’ accounts on a proportionate basis (with adjustments to prevent fractions) or by lot or on such other basis as they deem fair and appropriate; provided, however, that no book-entry interest of less than $100,000 in principal amount may be redeemed in part.

Payments on Global Senior Notes

Payments of any amounts owing in respect of the Global Senior Notes for the Senior Notes (including principal, premium, interest, additional interest and Additional Amounts) will be made by the Issuers in US Dollars to the paying agents under the Senior Notes Indenture. The paying agents will, in turn, make such payments to the Depositary or its nominee, as the case may be, which will distribute such payments to their respective participants in accordance with their respective procedures.

Under the terms of the Senior Notes Indenture, the Issuers, the Trustee and the paying agents will treat the registered holder of the Global Senior Notes as the owner thereof for the purpose of receiving payments and other purposes under the Senior Notes Indenture. Consequently, the Issuers, the Trustee and the paying agents and their respective agents have not and will not have any responsibility or liability for:

•	any aspect of the records of the Depositary or any participant or indirect participant relating to, or payments made on account of, a Book-Entry Interest, for any such payments made by the Depositary or any participant or indirect participants, or maintaining, supervising or reviewing the records of the Depositary or any participant or indirect participant relating to or payments made on account of a Book-Entry Interest; or

•	the Depositary or any participant or indirect participant.

Payments by participants to owners of Book-Entry Interests held through participants are the responsibility of such participants, as is the case with securities held for the accounts of customers registered in “street name.”

Action by Owners of Book-Entry Interests

We understand that the Depositary will take any action permitted to be taken by a holder of Senior Notes only at the direction of one or more participants to whose account the Book-Entry Interests in the Global Senior Notes are credited and only in respect of such portion of the aggregate principal amount of Senior Notes as to which such participant or participants has or have given such direction. The Depositary will not exercise any discretion in the granting of consents, waivers or the taking of any other action in respect of the Global Senior Notes. However, if there is an Event of Default under the Senior Notes, the Depositary reserves the right to exchange the Global Senior Notes for Definitive Registered Senior Notes in certificated form, and to distribute such Definitive Registered Senior Notes to its respective participants.

Transfers

Transfers of any Global Senior Note shall be limited to transfers of such Global Senior Note in whole, but (subject to the provisions described above under “— Book-Entry, Delivery and Form — Issuance of Definitive Registered Senior Notes,” to provisions described below in the section “— Book-Entry, Delivery and Form — Transfers” and the applicable provisions of the Senior Notes Indenture), not in part, to the Depositary, its successors or its nominees.

Subject to the foregoing, Book-Entry Interests may be transferred and exchanged in a manner otherwise in accordance with the terms of the Senior Notes Indenture. Any Book-Entry Interest in one of the Global Senior Notes that is transferred to a person who takes delivery in the form of a Book-Entry Interest in another Global Senior Note will, upon transfer, cease to be a Book-Entry Interest in the first mentioned Global Senior Note and become a Book-Entry Interest in the relevant Global Senior Note, and accordingly, will thereafter be subject to all transfer restrictions, if any, and other procedures applicable to Book-Entry Interests in such other Global Senior Note for as long as that person retains such Book-Entry Interests.

Definitive Registered Senior Notes, if any, may be transferred and exchanged for Book-Entry Interests in a Global Senior Note only pursuant to the terms of the Senior Notes Indenture and, if required, only after the transferor first delivers to the Trustee a written certificate (in the form provided in the Senior Notes Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Senior Notes. See “Plan of Distribution.”

Global Clearance and Settlement Under the Book-Entry System

Initial Settlement

Initial settlement for the Senior Notes will be made in US Dollars. In the case of Book-Entry Interests held through DTC, such Book-Entry Interests will be credited to the securities custody account of DTC holders, as applicable, on the business day following the settlement date against payment for value on the settlement date.

Secondary Market Trading

The Book-Entry Interests will trade through participants of the Depositary, and will settle in same-day funds. Since the purchase determines the place of delivery, it is important to establish at the time of trading any Book-Entry Interests where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date.

Clearing Information

We expect that the Senior Notes will be accepted for clearance through the facilities of DTC.

Information Concerning DTC

All Book-Entry Interests will be subject to the operations and procedures of DTC. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by such settlement system and may be changed at any time. We are not responsible for those operations or procedures.

We understand the following with respect to DTC:

DTC was created to hold securities for its participants and facilitate the clearance and settlement transactions among its participants. It does this through electronic book-entry changes in the accounts of securities participants, eliminating the need for physical movement of securities certificates. DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC’s owners are the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. and a number of its direct participants. Others, such as banks, brokers and dealers and trust companies that clear through or maintain a custodial relationship with a direct participant also have access to the DTC system and are known as indirect participants.

The information in this section concerning DTC and its book-entry systems has been obtained from sources we believe to be reliable, but we take no responsibility for the accuracy thereof.

Certain Definitions

“2007 Credit Agreement” means the senior facilities agreement dated May 11, 2007, among, among others, BP I and Credit Suisse as mandated lead arranger, agent, issuing bank and security trustee, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder (subject to compliance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Liens”) or altering the maturity thereof.

“2007 Intercreditor Agreement” means the intercreditor agreement dated May 11, 2007, among RGHL, BP I, the senior lenders identified therein, Credit Suisse, as senior agent thereunder, the senior issuing banks as identified therein, the subordinated bridging lenders, Credit Suisse, as subordinated bridging agent, Credit Suisse, as security trustee, and the other parties identified therein, as amended on November 5, 2009, and as amended, supplemented or modified from time to time thereafter.

“2007 Notes” means the 2007 Senior Notes and the 2007 Senior Subordinated Notes.

“2007 Notes Collateral” means (x) all of the capital stock of BP I and (y) the receivables under the intercompany loans, each dated June 29, 2007 and between BP II and BP I in respect of the proceeds from the 2007 Senior Notes and the 2007 Senior Subordinated Notes, as from time to time amended, supplemented or modified.

“2007 Notes Security Documents” means the agreements or other instruments entered into or to be entered into between, inter alios, the collateral agent under the 2007 Senior Note Indenture and 2007 Senior Subordinated Note Indenture, the trustee under the 2007 Senior Note Indenture and 2007 Senior Subordinated Note Indenture, RGHL and BP II pursuant to which security interests in the 2007 Notes Collateral are granted to secure the 2007 Senior Notes and the 2007 Senior Subordinated Notes from time to time, as from time to time amended, supplemented or modified.

“2007 Senior Note Indenture” means the Indenture dated as of June 29, 2007, among BP II, the Senior Note Guarantors from time to time party thereto and as defined therein, the Trustee, as trustee, principal paying agent and transfer agent, BNY Fund Services (Ireland) Limited, as paying agent in Dublin and transfer agent, and Credit Suisse, as security agent.

“2007 Senior Notes” means the €480.0 million aggregate principal amount of 8% Senior Notes due 2016 issued pursuant to the 2007 Senior Note Indenture.

“2007 Senior Subordinated Note Indenture” means the Indenture dated as of June 29, 2007, among BP II, the Senior Note Guarantors from time to time party thereto and as defined therein, the Trustee, as trustee, principal paying agent and transfer agent, BNY Fund Services (Ireland) Limited, as paying agent in Dublin and transfer agent, and Credit Suisse, as security agent.

“2007 Senior Subordinated Notes” means the €420.0 million aggregate principal amount of 9 1/2% Senior Subordinated Notes due 2017 issued pursuant to the 2007 Senior Subordinated Note Indenture.

“2009 Indenture” means the Indenture dated as of November 5, 2009, among Reynolds Group DL Escrow Inc., Reynolds Group Escrow LLC and The Bank of New York Mellon as Trustee, Principal Paying Agent, Transfer Agent, Registrar and Collateral Agent, as supplemented, amended and modified from time to time thereafter.

“2009 Notes” means the $1,125.0 million aggregate principal amount and €450.0 million aggregate principal amount of 7.750% Senior Secured Notes due 2016 issued pursuant to the 2009 Indenture.

“2009 Post-Closing Reorganization” means the transactions contemplated in that certain Post-Closing Steps dated as of October 31, 2009, prepared by RGHL.

“2009 Security Documents” means those agreements or other instruments entered into pursuant to which security interests in the Collateral (as defined in the 2009 Indenture) are granted to secure the 2009 Notes and the guarantees thereof.

“Acquired Indebtedness” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged, consolidated or amalgamated with or into or became a Restricted Subsidiary of such specified Person (including, for the avoidance of doubt, Indebtedness Incurred by such other Person in connection with, or in contemplation of, such other Person merging, consolidating or amalgamating with or into or becoming a Restricted Subsidiary of such specified Person); and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Acquisition” means the acquisition by BP III of the Target, by way of purchase of all the Target Shares (i) from RGHL prior to the Reference Date, (ii) under the Offer and Squeeze-Out, (iii) by way of market purchases and (iv) by way of over-the-counter purchases.

“Acquisition Documents” means the Offer Prospectus, the Pre-Announcement and any other document entered into in connection therewith, in each case as amended, supplemented or modified from time to time prior to the Issue Date or thereafter (so long as any amendment, supplement or modification after the Issue Date, together with all other amendments, supplements and modifications after the Issue Date, taken as a whole, is not more disadvantageous to the holders of the Senior Notes in any material respect than the Acquisition Documents as in effect on the Issue Date).

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Applicable Premium” (as determined by the Issuers) means, with respect to any Senior Note at any redemption date, the greater of (i) 1.00% of the principal amount of such Senior Note and (ii) the excess, if any, of (A) the present value at such redemption date of (1) the redemption price of such Senior Note on October 15, 2014 (such redemption price being described in the second paragraph under “— Optional Redemption” exclusive of any accrued interest and additional interest, if any) plus (2) all required remaining scheduled interest payments due on such Senior Note through October 15, 2014 (excluding accrued but unpaid interest and additional interest, if any, to the redemption date), computed using a discount rate equal to the Treasury Rate at the redemption date plus 50 basis points over (B) the principal amount of such Senior Note on such redemption date.

“Asset Sale” means:

(1) the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a Sale/Leaseback Transaction) outside the ordinary course of business of BP I, BP II or any Restricted Subsidiary (each referred to in this definition as a “disposition”) or

(2) the issuance or sale of Equity Interests (other than directors’ qualifying shares and shares issued to foreign nationals or other third parties to the extent required by applicable law) of any Restricted Subsidiary (other than to BP I, BP II or a Restricted Subsidiary and other than the issuance of Preferred Stock of a Restricted Subsidiary issued in compliance with the covenant described under “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) (whether in a single transaction or a series of related transactions), in each case other than:

(a) a disposition of cash, Cash Equivalents or Investment Grade Securities or obsolete, surplus or worn-out property or equipment in the ordinary course of business;

(b) transactions permitted pursuant to the provisions described above under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control;

(c) any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under “— Certain Covenants — Limitation on Restricted Payments”;

(d) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary, which assets or Equity Interests so disposed or issued have an aggregate Fair Market Value of less than $15.0 million;

(e) any disposition of property or assets, or the issuance of securities, by a Restricted Subsidiary to RGHL or by BP I, BP II or a Restricted Subsidiary to BP I, BP II or a Restricted Subsidiary;

(f) any exchange of assets (including a combination of assets and Cash Equivalents) for assets related to a Similar Business of comparable or greater Fair Market Value or, as determined in good faith by senior management or the Board of Directors of BP I or BP II, to be of comparable or greater usefulness to the business of BP I, BP II and the Restricted Subsidiaries as a whole;

(g) foreclosure, exercise of termination rights or any similar action with respect to any property or any other asset of BP I, BP II or any Restricted Subsidiaries;

(h) any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i) the lease, assignment or sublease of any real or personal property in the ordinary course of business;

(j) any sale of inventory, trading stock or other assets in the ordinary course of business;

(k) any grant in the ordinary course of business of any license of patents, trademarks, know-how or any other intellectual property;

(l) an issuance of Capital Stock pursuant to an equity incentive or compensation plan approved by the Board of Directors;

(m) dispositions consisting of the granting of Permitted Liens;

(n) dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(o) any disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than BP I, BP II or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition;

(p) any surrender or waiver of contract rights or the settlement, release, recovery on or surrender of contract, tort or other claims of any kind;

(q) a Financing Disposition or a transfer (including by capital contribution) of accounts receivable and related assets of the type specified in the definition of “Receivables Financing” (or a fractional undivided interest therein) by a Receivables Subsidiary or any Restricted Subsidiary (x) in a Qualified Receivables Financing or (y) pursuant to any other factoring on arm’s length terms or (z) in the ordinary course of business;

(r) the sale of any property in a Sale/Leaseback Transaction not prohibited by the Senior Notes Indenture with respect to any assets built or acquired by BP I, BP II or any Restricted Subsidiary after the Reference Date;

(s) in the ordinary course of business, any lease, assignment or sublease of any real or personal property, in exchange for services (including in connection with any outsourcing arrangements) of comparable or greater Fair Market Value or, as determined in good faith by senior management or the Board of Directors of BP I or BP II, to be of comparable or greater usefulness to the business of BP I, BP II and the Restricted Subsidiaries as a whole; provided that any cash or Cash Equivalents received must be applied in accordance with the covenant described under “— Certain Covenants — Asset Sales;” and

(t) sales or other dispositions of Equity Interests in joint ventures in existence on the Issue Date.

“August 2011 Notes” means the August 2011 Senior Secured Notes and the August 2011 Senior Notes.

“August 2011 Senior Indenture” means the Senior Notes Indenture dated as of August 9, 2011, among RGHL US Escrow II LLC, RGHL US Escrow II Inc., The Bank of New York Mellon as Trustee, Principal Paying Agent, Transfer Agent and Registrar and The Bank of New York Mellon, London Branch as Paying Agent, as supplemented, amended and modified from time to time thereafter.

“August 2011 Senior Notes” means the $1,000.0 million aggregate principal amount of 9.875% Senior Secured Notes due 2019 issued pursuant to the August 2011 Senior Indenture.

“August 2011 Secured Indenture” means the Senior Secured Notes Indenture dated as of August 9, 2011, among RGHL US Escrow II LLC, RGHL US Escrow II Inc., The Bank of New York Mellon as Trustee, Principal Paying Agent, Transfer Agent, Collateral Agent and Registrar, Wilmington Trust (London) Limited as Additional Collateral Agent and The Bank of New York Mellon, London Branch as Paying Agent, as supplemented, amended and modified from time to time thereafter.

“August 2011 Senior Secured Notes” means the $1,500.0 million aggregate principal amount of 7.875% Senior Secured Notes due 2019 issued pursuant to the August 2011 Secured Indenture.

“Bank Indebtedness” means any and all amounts payable under or in respect of any Credit Agreement, the other Credit Agreement Documents and any Local Facility Agreement, in each case as amended, restated, supplemented, waived, replaced, restructured, repaid, refunded, refinanced or otherwise modified from time to time (including after termination of such Credit Agreement or Local Facility Agreement), including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to RGHL, BP I or BP II whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

“Board of Directors” means, as to any Person, the board of directors or managers, as applicable, of such Person (or, if such Person is a partnership, the board of directors or other governing body of the general partner of such Person) or any duly authorized committee thereof.

“BP II” means Beverage Packaging Holdings (Luxembourg) II S.A., a company incorporated as a société anonyme under the laws of Luxembourg with registered office at 6C rue Gabriel Lippmann, L-5365 Munsbach, Grand Duchy of Luxembourg (or any successor in interest thereto).

“BP III” means Beverage Packaging Holdings (Luxembourg) III S.à r.l., a company incorporated as a société à responsabilité limitée under the laws of Luxembourg with registered office at 6C rue Gabriel Lippmann, L-5365 Munsbach, Grand Duchy of Luxembourg (or any successor in interest thereto).

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions are authorized or required by law to close in New York City, Luxembourg or London.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock or shares;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Cash Equivalents” means:

(1) US dollars, pounds sterling, euro, the national currency of any member state in the European Union or, in the case of any Restricted Subsidiary that is not organized or existing under the laws of the United States, any member state of the European Union or any state or territory thereof, such local currencies held by it from time to time in the ordinary course of business;

(2) securities issued or directly and fully guaranteed or insured by the US, U.K. Canadian, Swiss or Japanese government or any country that is a member of the European Union or any agency or instrumentality thereof in each case maturing not more than two years from the date of acquisition;

(3) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances, in each case with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank whose long-term debt is rated “A” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency);

(4) repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper issued by a corporation (other than an Affiliate of any Issuer) rated at least “A-2” or the equivalent thereof by S&P or “P-2” or the equivalent thereof by Moody’s (or reasonably equivalent ratings of another internationally recognized ratings agency) and in each case maturing within one year after the date of acquisition;

(6) readily marketable direct obligations issued by any state of the United States of America, any province of Canada, any member of the European Monetary Union, the United Kingdom, Switzerland or Norway or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two years from the date of acquisition;

(7) Indebtedness issued by Persons (other than any Issuer or any of its Affiliates) with a rating of “A” or higher from S&P or “A-2” or higher from Moody’s in each case with maturities not exceeding two years from the date of acquisition;

(8) for the purpose of paragraph (a) of the definition of “Asset Sale,” any marketable securities of third parties owned by BP I, BP II or the Restricted Subsidiaries on the Issue Date;

(9) interest in investment funds investing at least 95% of their assets in securities of the types described in clauses (1) through (7) above; and

(10) instruments equivalent to those referred to in clauses (1) through (8) above denominated in euro or any other foreign currency comparable in credit quality and tenor to those referred to above and commonly used by corporations for cash management purposes in any jurisdiction outside the United States to the extent reasonably required in connection with any business conducted by any Subsidiary organized in such jurisdiction.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of:

(1) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Profit (including amortization of original issue discount and bond premium, the interest component of Capitalized Lease Obligations, and net payments and receipts (if any) pursuant to interest rate Hedging Obligations (provided, however, that if Hedging Obligations result in net benefits received by such Person, such benefits shall be credited to reduce Consolidated Interest Expense to the extent paid in cash unless, pursuant to GAAP, such net benefits are otherwise reflected in Consolidated Net Profit) and excluding amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses and expensing of any bridge commitment or other financing fees); plus

(2) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (but excluding any capitalizing interest on Subordinated Shareholder Funding); plus

(3) commissions, discounts, yield and other fees and charges Incurred in connection with any Receivables Financing which are payable to Persons other than BP I, BP II and the Restricted Subsidiaries; minus

(4) interest income for such period.

“Consolidated Net Profit” means, with respect to any Person for any period, the aggregate of the Net Profit of such Person and its Restricted Subsidiaries for such period, on a consolidated basis; provided, however, that, without duplication:

(1) any net after-tax extraordinary, nonrecurring or unusual gains or losses or income, expenses or charges (less all fees and expenses relating thereto) including severance expenses, relocation costs and expenses and expenses or charges related to any Equity Offering, Permitted Investment, acquisition (including integration costs) or Indebtedness permitted to be Incurred by the Senior Notes Indenture (in each case, whether or not successful), including any such fees, expenses, charges or change in control payments made under the Acquisition Documents, the Reynolds Acquisition Documents, the Evergreen Acquisition Documents, the Pactiv Acquisition Document, the Reynolds Foodservice Acquisition Document or otherwise related to the Transactions, in each case, shall be excluded;

(2) any increase in amortization or depreciation or any one-time non-cash charges or increases or reductions in Net Profit, in each case resulting from purchase accounting in connection with the Transactions or any acquisition that is consummated after the Issue Date shall be excluded;

(3) the Net Profit for such period shall not include the cumulative effect of a change in accounting principles during such period;

(4) any net after-tax income or loss from discontinued operations and any net after-tax gains or losses on disposal of discontinued operations shall be excluded;

(5) any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to business dispositions or asset dispositions other than in the ordinary course of business (as determined in good faith by the Board of Directors of BP I or BP II) shall be excluded;

(6) any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of indebtedness or Hedging Obligations or other derivative instruments shall be excluded;

(7) the Net Profit for such period of any Person that is not a Subsidiary of such Person, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period;

(8) solely for the purpose of determining the amount available for Restricted Payments under clause (1) of the definition of Cumulative Credit contained in “— Certain Covenants — Limitation on Restricted Payments,” the Net Profit for such period of any Restricted Subsidiary (other than any Issuer or any Senior Note Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of its Net Profit is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally waived or are permitted under the covenant described under “— Certain Covenants — Dividend and Other Payment Restrictions Affecting Subsidiaries;” provided that the Consolidated Net Profit of such Person shall be increased by the amount of dividends or other distributions or other payments actually paid in cash (or converted into cash) by any such Restricted Subsidiary to such Person, to the extent not already included therein;

(9) an amount equal to the amount of Tax Distributions actually made to any parent of such Person in respect of such period in accordance with clause (12) of the second paragraph under “— Certain

Covenants — Limitation on Restricted Payments” shall be included as though such amounts had been paid as income taxes directly by such Person for such period;

(10) any non-cash impairment charges or asset write-offs, and the amortization of intangibles arising in each case pursuant to GAAP or the pronouncements of the IASB shall be excluded;

(11) any non-cash expense realized or resulting from stock option plans, employee benefit plans or post-employment benefit plans, grants and sales of stock, stock appreciation or similar rights, stock options or other rights to officers, directors and employees shall be excluded;

(12) any (a) one-time non-cash compensation charges, (b) the costs and expenses after the Issue Date related to employment of terminated employees, (c) costs or expenses realized in connection with, resulting from or in anticipation of the Transactions or (d) costs or expenses realized in connection with or resulting from stock appreciation or similar rights, stock options or other rights existing on the Issue Date of officers, directors and employees, in each case of such Person or any of its Restricted Subsidiaries, shall be excluded;

(13) accruals and reserves that are established or adjusted as a result of the Transactions (including as a result of the adoption or modification of accounting policies in connection with the Transactions) within 12 months after the Issue Date and that are so required to be established in accordance with GAAP shall be excluded;

(14) solely for purposes of calculating EBITDA, (a) the Net Profit of any Person and its Restricted Subsidiaries shall be calculated without deducting the income attributable to, or adding the losses attributable to, the minority equity interests of third parties in any non-wholly owned Restricted Subsidiary except to the extent of dividends declared or paid in respect of such period or any prior period on the shares of Capital Stock of such Restricted Subsidiary held by such third parties and (b) any ordinary course dividend, distribution or other payment paid in cash and received from any Person in excess of amounts included in clause (7) above shall be included;

(15) (a) (i) the non-cash portion of “straight-line” rent expense shall be excluded and (ii) the cash portion of “straight-line” rent expense that exceeds the amount expensed in respect of such rent expense shall be included and (b) non-cash gains, losses, income and expenses resulting from fair value accounting required by the applicable standard under GAAP shall be excluded;

(16) unrealized gains and losses relating to hedging transactions and mark-to-market of Indebtedness denominated in foreign currencies resulting from the applications of the applicable standard under GAAP shall be excluded; and

(17) solely for the purpose of calculating Restricted Payments, the difference, if positive, of the Consolidated Taxes of BP I and BP II calculated in accordance with GAAP and the actual Consolidated Taxes paid in cash by BP I and BP II during any Reference Period shall be included.

Notwithstanding the foregoing, for the purpose of the covenant described under “— Certain Covenants — Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Profit any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries of BP I or BP II or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clauses (5) and (6) of the definition of Cumulative Credit contained therein.

“Consolidated Non-cash Charges” means, with respect to any Person for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Profit of such Person for such period on a consolidated basis and otherwise determined in accordance with GAAP, but excluding any such charge which consists of or requires an accrual of, or cash reserve for, anticipated cash charges for any future period.

“Consolidated Taxes” means with respect to any Person for any period, provision for taxes based on income, profits or capital, including, without limitation, national, state, franchise and similar taxes and any Tax Distributions taken into account in calculating Consolidated Net Profit.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent:

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2) to advance or supply funds:

(a) for the purchase or payment of any such primary obligation, or

(b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Credit Agreement” means (i) the Senior Secured Credit Facilities and (ii) whether or not the instruments referred to in clause (i) remain outstanding, if designated by the Issuers to be included in the definition of “Credit Agreement,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances) or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Credit Agreement Documents” means the collective reference to the Credit Agreement, any notes issued pursuant thereto and the guarantees thereof and any security or collateral documents entered into in relation thereto, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified from time to time.

“Currency Agreement” means, in respect of a Person, any foreign exchange contract, currency swap agreement, currency futures contract, currency option contract, currency derivative or other similar agreement to which such Person is a party or beneficiary.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by BP I, BP II or one of the Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate, setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of BP I or BP II or any direct or indirect parent of BP I or BP II (other than Disqualified Stock), that is issued for cash (other than to BP I, BP II or any of their respective Subsidiaries or an employee stock ownership plan or trust established by BP I, BP II or any of their respective Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officers’ Certificate, on the issuance date thereof.

“Disinterested Directors” means, with respect to any Affiliate Transaction, one or more members of the Board of Directors of BP I, BP II or any parent company of BP I or BP II having no material direct or indirect financial interest in or with respect to such Affiliate Transaction. A member of any such Board of Directors shall not be deemed to have such a financial interest by reason of such member’s holding of Equity Interests of BP I, BP II or any parent company of BP I or BP II or any options, warrants or other rights in respect of such Equity Interests.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event:

(1) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than as a result of a change of control or asset sale; provided that the relevant asset sale or change of control provisions, taken as a whole, are not materially more disadvantageous to the holders of the Senior Notes than is customary in comparable transactions (as determined in good faith by the Issuers));

(2) is convertible or exchangeable for Indebtedness or Disqualified Stock of such Person; or

(3) is redeemable at the option of the holder thereof, in whole or in part (other than solely as a result of a change of control or asset sale),

in each case prior to 91 days after the maturity date of the Senior Notes or the date the Senior Notes are no longer outstanding; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided, further, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of BP I, BP II or their respective Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by BP I or BP II in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability; provided, further, that any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock shall not be deemed to be Disqualified Stock.

“Domestic Subsidiary” means, with respect to any Person, any Subsidiary of such Person that is incorporated or organized under the laws of the United States of America or any state thereof or the District of Columbia.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Profit of such Person for such period plus, without duplication, to the extent the same was deducted in calculating Consolidated Net Profit:

(1) Consolidated Taxes; plus

(2) Consolidated Interest Expense; plus

(3) Consolidated Non-cash Charges; plus

(4) business optimization expenses and other restructuring charges, expenses or reserves; provided that, with respect to each business optimization expense or other restructuring charge, expense or reserve, the Issuers shall have delivered to the Trustee an Officers’ Certificate specifying and quantifying such expense, charge or reserve and stating that such expense, charge or reserve is a business optimization expense or other restructuring charge or reserve, as the case may be; plus

(5) the amount of management, monitoring, consulting and advisory fees and related expenses paid to Rank (or any accruals relating to such fees and related expenses) during such period pursuant to the terms of the agreements between Rank and BP I or BP II and its Subsidiaries as described with particularity in the Offering Circular and as in effect on the Issue Date; plus

(6) all add backs reflected in the financial presentation of “RGHL Combined Group Pro Forma Adjusted EBITDA” in the section called “Summary — Summary Historical and Pro Forma Combined Financial Information” in the amounts set forth in and as further described in that section of the Offering Circular, but only to the extent such add backs occurred in the consecutive four quarter period used in the calculations of Fixed Charge Coverage Ratio and Secured Leverage Ratio, as the case may be; less, without duplication,

(1) non-cash items increasing Consolidated Net Profit for such period (excluding the recognition of deferred revenue or any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges that reduced EBITDA in any prior period and any items for which cash was received in a prior period); less

(2) all deductions reflected in the financial presentation of “RGHL Combined Group Pro Forma Adjusted EBITDA” in the section called “Summary — Summary Historical and Pro Forma Combined Financial Information” in the amounts set forth in and as further described in that section of the Offering Circular, but only to the extent such deductions occurred in the consecutive four quarter period used in the calculations of Fixed Charge Coverage Ratio and Secured Leverage Ratio, as the case may be.

“Equity Contribution” means the cash contributed by Rank Group Limited to RGHL as contemplated in the Pactiv Acquisition Document.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale after the Issue Date of ordinary shares or Preferred Stock of BP I or any direct or indirect parent of BP I or BP II, as applicable (other than Disqualified Stock), other than:

(1) public offerings with respect to BP I’s or such direct or indirect parent’s ordinary shares registered on Form S-8;

(2) issuances to any Subsidiary of BP I or BP II; and

(3) any such public or private sale that constitutes an Excluded Contribution.

“Euro Equivalent” means, with respect to any monetary amount in a currency other than euro, at any time of determination thereof by BP I, BP II or the Trustee, the amount of euro obtained by converting such currency other than euro involved in such computation into euro at the spot rate for the purchase of euro with the applicable currency other than euro as published in The Financial Times in the “Currency Rates” section (or, if The Financial Times is no longer published, or if such information is no longer available in The Financial Times, such source as may be selected in good faith by BP I or BP II) on the date of such determination.

“Evergreen Acquisition” means collectively (a) the acquisition by Reynolds Group Holdings Inc., a direct wholly owned subsidiary of BP III, of all the Equity Interests of Evergreen Packaging Inc., (b) the acquisition by SIG Combibloc Holding GmbH, an indirect wholly-owned subsidiary of BP III, of all the Equity Interests of Evergreen Packaging (Luxembourg) S.à r.l and (c) the acquisition by Whakatane Mill Limited, an indirect wholly-owned subsidiary of BP III, from Carter Holt Harvey Limited of the assets and liabilities of the Whakatane Paper Mill.

“Evergreen Acquisition Documents” means the (i) the Reorganization Agreement, dated as of April 25, 2010, between Carter Holt Harvey Limited, BP III, Reynolds Group Holdings, Inc., Evergreen Packaging United States Limited and Evergreen Packaging New Zealand Limited and (ii) the Asset Purchase Agreement, dated as of April 25, 2010, between Carter Holt Harvey Limited and Whakatane Mill Limited, and any other document entered into in connection therewith, in each case as amended, supplemented or modified from time to time prior to the Issue Date.

“Evergreen Transactions” means the Evergreen Acquisition and the transactions related thereto (including the transactions contemplated in that certain Project Echo Structure dated April 23, 2010, prepared by RGHL), including the incremental term loan borrowing of $800 million under the Senior Secured Credit Facilities, the issuance and guarantee of the May 2010 Notes.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contributions” means the Cash Equivalents or other assets (valued at their Fair Market Value as determined in good faith by senior management or the Board of Directors of BP I or BP II) received by BP I or BP II, as applicable, after the Issue Date from:

(1) contributions to its common equity capital; or

(2) the sale (other than to a Subsidiary of BP I or BP II or to any Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of BP I or BP II,

in each case designated as Excluded Contributions pursuant to an Officers’ Certificate executed by an Officer of BP I or BP II on or promptly after the date such capital contributions are made or the date such Capital Stock is sold, as the case may be.

“Fair Market Value” means, with respect to any asset or property, the price that could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction (as determined in good faith by BP I or BP II except as otherwise provided in the Senior Notes Indenture).

“February 2011 Notes” means the February 2011 Senior Secured Notes and the February 2011 Senior Notes.

“February 2011 Senior Indenture” means the Senior Notes Indenture dated as of February 1, 2011, among the US Issuer I, the US Issuer II, the Luxembourg Issuer, the guarantors from time to time party thereto, The Bank of New York Mellon, as Trustee, Principal Paying Agent, Registrar and Transfer Agent and The Bank of New York Mellon, London Branch, as Paying Agent, as supplemented, amended and modified from time to time thereafter.

“February 2011 Senior Notes” means the $1,000.0 million aggregate principal amount of 8.250% Senior Notes due 2021 issued pursuant to the February 2011 Senior Indenture.

“February 2011 Senior Secured Indenture” means the Senior Secured Notes Indenture dated as of February 1, 2011, among the US Issuer I, the US Issuer II, the Luxembourg Issuer, the guarantors from time to time party thereto, The Bank of New York Mellon, as Trustee, Principal Paying Agent, Registrar, Transfer Agent and Collateral Agent and The Bank of New York Mellon, London Branch, as Paying Agent, and Wilmington Trust (London) Limited, as additional Collateral Agent, as supplemented, amended and modified from time to time thereafter.

“February 2011 Senior Secured Notes” means the $1,000.0 million aggregate principal amount of 6.875% Senior Secured Notes due 2021 issued pursuant to the February 2011 Senior Secured Indenture.

“February 2012 Senior Indenture” means the Senior Notes Indenture dated as of February 15, 2012, among the Issuers, certain guarantors party thereto, The Bank of New York Mellon, as Trustee, Principal Paying Agent, Transfer Agent and Registrar and The Bank of New York Mellon, London Branch as Paying Agent.

“February 2012 Notes” means the $1,250.0 million aggregate principal amount of 9.875% Senior Notes due 2019 issued pursuant to the February 2012 Senior Indenture.

“Financial Assistance Restricted Subsidiary” means any Restricted Subsidiary that is prevented from being a Senior Note Guarantor due to applicable financial assistance laws; provided that such Restricted Subsidiary shall become a Senior Note Guarantor upon or as soon as reasonably practical after (but not later than 90 days after (subject to the expiration of applicable waiting periods and compliance with applicable laws)) such financial assistance laws no longer prevent such Restricted Subsidiary from being a Senior Note Guarantor if it would otherwise be required to be a Senior Note Guarantor pursuant to “Certain Covenants — Future Senior Note Guarantors.”

“Financing Disposition” means any sale, transfer, conveyance or other disposition of inventory that is equipment used in the product filling process by BP I or any Restricted Subsidiary thereof to a Person that is not a Subsidiary of BP I or BP II that meets the following conditions:

(1) the Board of Directors of BP I shall have determined in good faith that such sale, transfer, conveyance or other disposition is in the aggregate economically fair and reasonable to BP I or, as the case may be, the Restricted Subsidiary in question;

(2) all sales of such inventory are made at Fair Market Value;

(3) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by BP I);

(4) no portion of the Indebtedness or any other obligations (contingent or otherwise) of such Person (i) is guaranteed by BP I, BP II or any Restricted Subsidiary, (ii) is with recourse to or obligates BP I, BP II or any Subsidiary of BP I or BP II in any way or (iii) subjects any property or asset of BP I, BP II or any other Subsidiary of BP I or BP II, directly or indirectly, contingently or otherwise, to the satisfaction thereof;

(5) neither BP I, BP II nor any Restricted Subsidiary has any material contract, agreement, arrangement or understanding with such Person other than on terms which BP I or BP II reasonably believes to be no less favorable to BP I, BP II or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of any Issuer; and

(6) neither BP I, BP II nor any other Restricted Subsidiary has any obligation to maintain or preserve such Person’s financial condition or cause such entity to achieve certain levels of operating results.

“First Lien Intercreditor Agreement” means the intercreditor agreement dated as of November 5, 2009, among The Bank of New York Mellon, as Collateral Agent, Credit Suisse, as Representative under the Credit Agreement, The Bank of New York Mellon, as Representative under the 2009 Indenture, each additional Representative from time to time party thereto and the grantors party thereto, as from time to time amended, supplemented or modified.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that BP I, BP II or any Restricted Subsidiaries Incurs, repays, repurchases or redeems any Indebtedness (other than in the case of revolving credit borrowings or revolving advances in which case interest expense shall be computed based upon the average daily balance of such Indebtedness during the applicable period) or issues, repurchases or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period; provided, however, that the pro forma calculation of Consolidated Interest Expense shall not give effect to (a) any Indebtedness, Disqualified Stock or Preferred Stock Incurred or issued on the date of determination pursuant to the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified and Preferred Stock” and (b) the repayment, repurchase or redemption of any Indebtedness, Disqualified Stock or Preferred Stock to the extent such repayment, repurchase or redemption results from the proceeds of Indebtedness, Disqualified Stock or Preferred Stock Incurred or issued pursuant to the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified and Preferred Stock.”

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations and consolidations (in each case including the Transactions) and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, and any operational changes that BP I, BP II or any of the Restricted Subsidiaries has determined to make or made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date (each, for purposes of this definition, a “pro forma event”) shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations and consolidations (in each case including the Transactions), discontinued operations and operational changes (and the change of any associated Fixed Charges (calculated in accordance with the proviso in the prior paragraph) and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into BP I or BP II or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, amalgamation, consolidation, discontinued operation or operational change, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, consolidation or operational change had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of BP I or BP II. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of BP I or BP II as set forth in an Officers’ Certificate, to reflect operating expense reductions and other operating improvements or synergies reasonably expected to result from the applicable pro forma event (including, to the extent applicable, from the Transactions).

If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligation has a remaining term in excess of 12 months). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of BP I or BP II to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuers may designate.

“Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:

(1) Consolidated Interest Expense of such Person for such period and

(2) all cash dividend payments (excluding items eliminated in consolidation) on any series of Preferred Stock or Disqualified Stock of such Person and its Restricted Subsidiaries.

“Foreign Subsidiary” means, with respect to any Person, any Subsidiary of such Person that is not a Domestic Subsidiary of such Person.

“GAAP” means the International Financial Reporting Standards (“IFRS”) as in effect (except as otherwise provided in the Senior Notes Indenture in relation to financial reports and other information to be delivered to Holders) on the Reference Date. Except as otherwise expressly provided in the Senior Notes Indenture, all ratios and calculations based on GAAP contained in the Senior Notes Indenture shall be computed in conformity with GAAP. At any time after the Issue Date, BP I, BP II and the Issuers may elect to apply generally accepted accounting principles in the United States (“US GAAP”) in lieu of GAAP and, upon any such election, references herein to GAAP shall thereafter be construed to mean US GAAP as in effect (except as otherwise provided in the Senior Notes Indenture) on the date of such election; provided that any such election, once made, shall be irrevocable and that, upon first reporting its fiscal year results under US GAAP each of BP I, BP II and each of the Issuers shall restate its financial statements on the basis of US GAAP for the fiscal year ending immediately prior to the first fiscal year for which financial statements have been prepared on the basis of US GAAP; provided further, however, that in the event BP I, BP II and the Issuers have made such an election and are thereafter required by applicable law to apply IFRS in lieu of US GAAP (or IFRS is a successor to US GAAP) (any such change, a “Required Change”), they shall be entitled to apply IFRS, and that upon subsequently reporting its fiscal year results on the basis of IFRS in lieu of US GAAP each of BP I, BP II and each of the Issuers shall restate its financial statements on the basis of IFRS for the fiscal year ending immediately prior to the fiscal year after such Required Change. In the event that BP I, BP II and the Issuers are required to make the Required Change, references herein to GAAP shall be construed to mean IFRS as in effect on the date of such Required Change. The Issuers shall give notice of election to apply US GAAP or requirement to apply IFRS to the Trustee and the Holders.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and

(2) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

“holder”, “Holder” or “noteholder” means the Person in whose name a Note is registered on the Registrar’s books.

“IASB” means the International Accounting Standards Board and any other organization or agency that shall issue pronouncements regarding the application of GAAP.

“including” means including without limitation.

“Incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary.

“Indebtedness” means, with respect to any Person (without duplication):

(1) the principal and premium (if any) of any indebtedness of such Person, whether or not contingent, (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property (except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor Incurred in the ordinary course of business and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP), (d) in respect of Capitalized Lease Obligations or (e) representing any Hedging Obligations, if and to the extent that any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2) to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the obligations referred to in clause (1) of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business);

(3) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Person; and

(4) to the extent not otherwise included, with respect to BP I, BP II and the Restricted Subsidiaries, the amount then outstanding (i.e., advanced, and received by, and available for use by, BP I, BP II or any Restricted Subsidiaries) under any Receivables Financing (as set forth in the books and records of BP I, BP II or any Restricted Subsidiary and confirmed by the agent, trustee or other representative of the institution or group providing such Receivables Financing) to the extent there is recourse to BP I, BP II or the Restricted Subsidiaries (as that term is understood in the context of recourse and non-recourse receivable financings);

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (1) Contingent Obligations Incurred in the ordinary course of business and not in respect of borrowed money; (2) deferred or prepaid revenues or marketing fees; (3) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller; (4) Obligations under or in respect of Qualified Receivables Financing; (5) obligations under the Acquisition Documents, the Reynolds Acquisition Documents, the Evergreen Acquisition Documents, the Pactiv Acquisition Document or the Reynolds Foodservice Acquisition Document; or (6) Subordinated Shareholder Funding.

Notwithstanding anything in the Senior Notes Indenture to the contrary, Indebtedness shall not include, and shall be calculated without giving effect to, the effects of Statement of Financial Accounting Standards No. 133 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under the Senior Notes Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness; and any such amounts that would have constituted Indebtedness under the Senior Notes Indenture but for the application of this sentence shall not be deemed an Incurrence of Indebtedness under the Senior Notes Indenture.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant, in each case of nationally recognized standing, that is, in the good faith determination of the Issuers, qualified to perform the task for which it has been engaged.

“Initial Purchasers” means Credit Suisse Securities (USA) LLC and HSBC Securities (USA) Inc.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the US, U.K., Canadian, Swiss or Japanese government or any member state of the European Monetary Union or any agency or instrumentality thereof (other than Cash Equivalents);

(2) securities that have a rating equal to or higher than Baa3 (or equivalent) by Moody’s or BBB- (or equivalent) by S&P, or an equivalent rating by any other Rating Agency, but excluding any debt securities or loans or advances between and among BP I, BP II and their respective Subsidiaries;

(3) investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment or distribution; and

(4) corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding two years from the date of acquisition.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers in the ordinary course of business and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of BP I or BP II in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “— Certain Covenants — Limitation on Restricted Payments:”

(1) “Investments” shall include the portion (proportionate to BP I’s or BP II’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of a Subsidiary at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, BP I or BP II, as applicable, shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to:

(a) BP I’s or BP II’s “Investment” in such Subsidiary at the time of such redesignation; less

(b) the portion (proportionate to BP I’s or BP II’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer, in each case as determined in good faith by the Board of Directors of each Issuer.

“Issue Date” means October 15, 2010, the date on which the Senior Notes were originally issued.

“June 2007 Transactions” means the Acquisition and the transactions related thereto (including the transactions contemplated in that certain Memorandum on Structure dated as of May 11, 2007, prepared by Deloitte & Touche), including borrowings under the 2007 Credit Agreement then in effect, the borrowings under a senior subordinated bridge loan and the refinancing of such senior subordinated bridge loan and partial prepayment of the 2007 Credit Agreement with the proceeds of the issuance of the 2007 Senior Notes and the 2007 Senior Subordinated Notes, and the contribution (through holding companies of RGHL) by Rank and certain other investors arranged by Rank of common equity, preferred equity or Subordinated Shareholder Funding to BP I and BP II.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or similar encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement or any lease in the nature thereof); provided that in no event shall an operating lease be deemed to constitute a Lien.

“Local Facility” means a working capital facility provided to a Subsidiary of RGHL by a Local Facility Provider in respect of which a Local Facility Certificate has been delivered, and not cancelled, under the terms of (and as such term is defined in) the 2007 Intercreditor Agreement and the First Lien Intercreditor Agreement and which constitutes a “Secured Local Facility” as defined in the Credit Agreement Documents.

“Local Facility Agreement” means the agreement under which a Local Facility is made available.

“Local Facility Provider” means a lender or other bank or financial institution that has acceded to the First Lien Intercreditor Agreement, as applicable, and the 2007 Intercreditor Agreement as a provider of a Local Facility.

“Luxembourg Proceeds Loans” means (a) the intercompany loan from the Luxembourg Issuer to BP III, dated November 5, 2009 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the 2009 Notes, (b) the intercompany loan from the Luxembourg Issuer to BP III, dated May 4, 2010 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the May 2010 Notes and (c) the intercompany loan from the Luxembourg Issuer to BP III, dated November 16, 2010 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the Senior Notes.

“Management Group” means the group consisting of the directors, executive officers and other management personnel of BP I, BP II or any direct or indirect parent of BP I or BP II, as the case may be, on the Reference Date together with (1) any new directors whose election by such boards of directors or whose nomination for election by the shareholders of BP I, BP II or any direct or indirect parent of BP I or BP II, as applicable, was approved by a vote of a majority of the directors of BP I, BP II or any direct or indirect parent of BP I or BP II, as applicable, then still in office who were either directors on the Reference Date or whose election or nomination was previously so approved and (2) executive officers and other management personnel of BP I, BP II or any direct or indirect parent of BP I or BP II, as applicable, hired at a time when the directors on the Reference Date together with the directors so approved constituted a majority of the directors of BP I, BP II or any direct or indirect parent of BP I or BP II, as applicable.

“May 2010 Indenture” means the Senior Notes Indenture dated as of May 4, 2010, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., The Bank of New York Mellon as Trustee, Principal Paying Agent, Transfer Agent and Registrar and The Bank of New York Mellon, London Branch as Paying Agent, as supplemented, amended and modified from time to time thereafter.

“May 2010 Notes” means the $1,000.0 million aggregate principal amount of 8.5% Senior Notes due 2018 issued pursuant to the May 2010 Indenture.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Proceeds” means the aggregate cash proceeds received by BP I, BP II or any Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received in respect of or upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding (i) the assumption by the acquiring person of Indebtedness relating to the disposed assets or other consideration received in any other non-cash form and (ii) the aggregate cash proceeds received by BP I, BP II or any Restricted Subsidiaries in respect of the sale of any Non-Strategic Land since the Reference Date in an aggregate amount of up to €25.0 million), net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements related thereto), amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than pursuant to the second paragraph of the covenant described under either “— Certain Covenants — Asset Sales — Asset Sales”) to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by BP I or BP II as a reserve in accordance with GAAP against any liabilities associated with the asset disposed in such transaction and retained by BP I or BP II after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Net Profit” means, with respect to any Person, the Net Profit (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Non-Strategic Land” means (a) the investment properties in which BP II, BP I or their respective Subsidiaries had an interest at the Reference Date which are a proportion of the real property owned by SIG Combibloc GmbH located at Linnich & Wittenberg in Germany, real property owned by SIG Finanz AG (which was absorbed by SIG Combibloc Group AG (formerly SIG Holding AG) by means of a merger effective as of June 15, 2010) located at Newcastle in England, real property owned by SIG Moldtec GmbH & Co. KG, real property owned by SIG Schweizerische Industrie-Gesellschaft AG and located at Neuhausen in Switzerland, Beringen in Switzerland, Rafz in Switzerland, Ecublens in Switzerland and Romanel in Switzerland, real property owned by SIG Combibloc Group AG (formerly SIG Holding AG) located in Beringen in Switzerland, real property owned by SIG Euro Holding AG & Co. KG aA located at Waldshut-Tiengen in Germany and real property owned by SIG Real Estate GmbH & Co. KG located at Neunkirchen in Germany and (b) other properties in which BP II, BP I or their respective Subsidiaries have an interest from time to time and which is designated by BP II in an Officers’ Certificate delivered to the Trustee as not required for the ongoing business operations of BP II, BP I and their respective Subsidiaries.

“Notes” means the Senior Notes and the Senior Secured Notes.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any Indebtedness; provided that Obligations with respect to the Senior Notes shall not include fees or indemnifications in favor of the Trustee and other third parties other than the holders of the Senior Notes.

“Obligor” means any Issuer or a Senior Note Guarantor.

“Offer” means the public tender offer by RGHL for all publicly held Target Shares.

“Offer Prospectus” means the prospectus dated December 22, 2006 and the amendments to the prospectus dated February 2, 2007 and March 13, 2007 as published in the Swiss national press.

“Offering Circular” means the Offering Circular dated October 6, 2010, with respect to the original issuance of the Senior Notes and the Senior Secured Notes.

“Officer” of any Person means the Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of such Person or any other person that the board of directors of such person shall designate for such purpose.

“Officers’ Certificate” means a certificate signed on behalf of BP I or, if otherwise specified, an Issuer, by two Officers of BP I or an Issuer, as applicable, or of a Subsidiary or parent of BP I or an Issuer, as applicable, that is designated by BP I or an Issuer, as applicable, one of whom must be the principal executive officer, the principal financial officer, the treasurer, the principal accounting officer or similar position of BP I or the Issuers, as applicable, or such Subsidiary or parent that meets the requirements set forth in the Senior Notes Indenture and is in form and substance satisfactory to the Trustee.

“Opinion of Counsel” means a written opinion addressed to the Trustee from legal counsel in form and substance satisfactory to the Trustee. The counsel may be an employee of or counsel to BP I or BP II.

“Pactiv” means Pactiv Corporation.

“Pactiv 2012 Notes” refers to the 5.785% Notes due July 15, 2012 of Pactiv Corporation, with an outstanding principal amount of $249.3 million as of December 31, 2011, which was repaid in connection with the 2012 Refinancing Transactions.

“Pactiv 2018 Notes” refers to the 6.400% Notes due January 15, 2018 of Pactiv Corporation, with an outstanding principal amount of $15.7 million (net of $1 million of unamortized discount) as of December 31, 2011.

“Pactiv Acquisition” means the acquisition by RGHL, through its wholly owned subsidiary Reynolds Acquisition Corporation, of all of the outstanding stock of Pactiv pursuant to the Pactiv Acquisition Document.

“Pactiv Acquisition Document” means the Agreement and Plan of Merger, dated as of August 16, 2010, among Rank Group Limited, RGHL, Reynolds Acquisition Corporation and Pactiv.

“Pactiv Base Indenture” means the Indenture dated as of September 29, 1999, between Tenneco Packaging Inc. and The Chase Manhattan Bank as Trustee, as supplemented, amended and modified from time to time thereafter.

“Pactiv Change of Control Offers” refers to Pactiv’s offers to purchase the Pactiv 2012 Notes and the Pactiv 2018 Notes, as currently required by the applicable indentures.

“Pactiv Tender Offers” refers to Pactiv’s offers to purchase and consent solicitations with respect to the Pactiv 2012 Notes and the Pactiv 2018 Notes.

“Pactiv Transactions” refers to: (i) the offering of the Senior Secured Notes and Senior Notes, (ii) the incremental term loan borrowings under the Senior Secured Credit Facilities in connection with the Pactiv Acquisition, (iii) the repayment of certain Pactiv indebtedness including the Pactiv 2012 Notes and Pactiv 2018 Notes in connection with the Pactiv Tender Offers and Pactiv Change of Control Offers, (iv) the Pactiv Acquisition, (v) the Equity Contribution, (vi) the other transactions related to the foregoing and (vii) the payment of fees and expenses related to the foregoing.

“Permitted Holders” means, at any time, each of (i) Rank, (ii) the Management Group and (iii) any Person acting in the capacity of an underwriter in connection with a public or private offering of Capital Stock of BP I or BP II or any of their Affiliates. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Senior Notes Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investments” means:

(1) any Investment in BP I, BP II or any Restricted Subsidiary;

(2) any Investment in Cash Equivalents or Investment Grade Securities;

(3) any Investment by BP I, BP II or any Restricted Subsidiary in a Person, including in the Equity Interests of such Person, if as a result of such Investment (a) such Person becomes a Restricted Subsidiary or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys all or Substantially All of its assets to, or is liquidated into, BP I, BP II or a Restricted Subsidiary;

(4) any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of “— Certain Covenants — Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing on, or made pursuant to binding commitments existing on, the Issue Date or an Investment consisting of any extension, modification or renewal of any Investment existing on the Issue Date; provided that the amount of any such Investment only may be increased as required by the terms of such Investment as in existence on the Issue Date;

(6) advances to officers, directors or employees, taken together with all other advances made pursuant to this clause (6), not to exceed 0.25% of Total Assets at any one time outstanding;

(7) any Investment acquired by BP I, BP II or any of the Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by BP I, BP II or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable, (b) as a result of a foreclosure by BP I, BP II or any Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default, (c) as a result of the settlement, compromise or resolution of litigation, arbitration or other disputes with Persons who are not Affiliates or (d) in settlement of debts created in the ordinary course of business;

(8) Hedging Obligations permitted under clause (j) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(9) any Investment by BP I, BP II or any Restricted Subsidiaries in a Similar Business having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (9) that are at that time outstanding, not to exceed 3.25% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (9) is made in any Person that is not a Restricted Subsidiary at the date of the making of such Investment and such Person becomes a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (9) for so long as such Person continues to be a Restricted Subsidiary;

(10) additional Investments by BP I, BP II or any Restricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (10) that are at that time outstanding (after giving effect to the sale or other transfer of an Unrestricted Subsidiary to the extent the proceeds of such sale received by BP I, BP II and the Restricted Subsidiaries consists of cash and Cash Equivalents), not to exceed 1.0% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (10) is made in any Person that is not a Restricted Subsidiary at the date of the making of such Investment and such Person becomes a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (10) for so long as such Person continues to be a Restricted Subsidiary;

(11) loans and advances to officers, directors or employees for business-related travel expenses, moving expenses and other similar expenses, in each case Incurred in the ordinary course of business or consistent with past practice or to fund such person’s purchase of Equity Interests of BP I, BP II or any direct or indirect parent of BP I or BP II;

(12) Investments the payment for which consists of Equity Interests or Subordinated Shareholder Funding of BP I or BP II (other than Disqualified Stock) or any direct or indirect parent of BP I or BP II, as applicable; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clauses (2) and (3) of the definition of Cumulative Credit contained in “— Certain Covenants — Limitation on Restricted Payments;”

(13) any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of the second paragraph of the covenant described under “— Certain Covenants — Transactions with Affiliates” (except transactions described in clauses (2), (6), (7) and (11)(b) of such paragraph);

(14) Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(15) guarantees issued in accordance with the covenants described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Future Senior Note Guarantors;”

(16) Investments consisting of or to finance purchases and acquisitions of inventory, supplies, materials, services or equipment or purchases of contract rights or licenses or leases of intellectual property;

(17) any Investment in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Financing, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Receivables Financing or any related Indebtedness; provided, however, that any Investment in a Receivables Subsidiary is in the form of a Purchase Money Note, contribution of additional receivables or an equity interest;

(18) any Investment in an entity or purchase of a business or assets in each case owned (or previously owned) by a customer of a Restricted Subsidiary as a condition or in connection with such customer (or any member of such customer’s group) contracting with a Restricted Subsidiary, in each case in the ordinary course of business;

(19) any Investment in an entity which is not a Restricted Subsidiary to which a Restricted Subsidiary sells accounts receivable pursuant to a Receivables Financing;

(20) Investments of a Restricted Subsidiary acquired after the Issue Date or of an entity merged into, amalgamated with, or consolidated with BP I, BP II or a Restricted Subsidiary in a transaction that is not prohibited by the covenant described under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” after the Issue Date to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(21) guarantees by BP I, BP II or any Restricted Subsidiaries of operating leases (other than Capitalized Lease Obligations), trademarks, licenses, purchase agreements or of other obligations that do not constitute Indebtedness, in each case entered into by BP I, BP II or any Restricted Subsidiary in the ordinary course of business consistent with past practice;

(22) pledges or deposits (x) with respect to leases or utilities provided to third parties in the ordinary course of business or (y) that are otherwise a Permitted Lien or made in connection with a Permitted Lien; and

(23) any Indebtedness permitted under clause (y) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

“Permitted Liens” means, with respect to any Person:

(1) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or US government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet overdue by more than 60 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

(3) Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings and for which there are adequate reserves set aside in accordance with GAAP or the non-payment of which in the aggregate would not reasonably be expected to have a material adverse effect on the Issuers, RGHL and the Restricted Subsidiaries taken as a whole;

(4) Liens (i) required by any regulatory or government authority or (ii) in favor of issuers of performance and surety bonds or bid bonds or letters of credit or completion guarantees issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties Incurred in the ordinary course of business and title defects or irregularities that are of a minor nature and which do not in the aggregate materially impair the operation of the business of such Person;

(6) (i) Liens securing an aggregate principal amount of Indebtedness not to exceed the maximum principal amount of Indebtedness that, as of the date such Indebtedness was Incurred, and after giving effect to the Incurrence of such Indebtedness and the application of proceeds therefrom on such date, would not cause the Secured Leverage Ratio of BP I and BP II on a combined basis to exceed 4.50 to 1.00; (ii) Liens securing Indebtedness Incurred pursuant to clause (a) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” (iii) Liens securing Indebtedness Incurred pursuant to clause (c)(ii) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” (iv) Liens securing the 2009 Notes (or any guarantees thereof); (v) Liens securing Indebtedness Incurred pursuant to clause (d) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” and (vi) Liens securing the 2007 Notes (or any guarantees thereof) as in effect on the Issue Date and any Lien that replaces the Lien in existence on the Issue Date so long as such replacement Lien is in respect of the same property as the Lien in existence on the Issue Date;

(7) Liens existing on the Issue Date (other than Liens described in clause (6));

(8) Liens on assets, property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided further, however, that such Liens may not extend to any other property owned by BP I, BP II or any Restricted Subsidiary;

(9) Liens on assets or property at the time BP I, BP II or a Restricted Subsidiary acquired the assets or property, including any acquisition by means of a merger, amalgamation or consolidation with or into BP I, BP II or any Restricted Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such acquisition; provided further, however, that the Liens may not extend to any other property owned by BP I, BP II or any Restricted Subsidiary;

(10) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to BP I, BP II or another Restricted Subsidiary permitted to be Incurred in accordance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(11) Liens securing Hedging Obligations not Incurred in violation of the Senior Notes Indenture; provided that with respect to Hedging Obligations relating to Indebtedness, such Lien extends only to the property securing such Indebtedness;

(12) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13) leases, subleases, licenses and sublicenses of real property which do not materially interfere with the ordinary conduct of the business of BP I, BP II or any Restricted Subsidiaries;

(14) Liens on assets or property of BP I, BP II or any Restricted Subsidiary securing the Senior Notes or any Senior Note Guarantees;

(15) Liens in favor of BP I, BP II or any Senior Note Guarantor;

(16) Liens (i) on accounts receivable and related assets of the type specified in the definition of “Receivables Financing” Incurred in connection with a Qualified Receivables Financing and (ii) on inventory that is equipment used in the product filling process Incurred in connection with a Financing Disposition;

(17) deposits made in the ordinary course of business to secure liability to insurance carriers;

(18) Liens on the Equity Interests of Unrestricted Subsidiaries and on the Equity Interests of joint ventures securing obligations of such joint ventures;

(19) grants of software and other technology licenses in the ordinary course of business;

(20) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in clauses (6) (other than clause (6)(vi)), (7), (8), (9), (10), (15) and (20); provided, however, that (x) such new Lien shall be limited to all or part of the same property (including any after acquired property to the extent it would have been subject to a Lien in respect of the Indebtedness being refinanced, refunded, extended, renewed or replaced) that secured the original Lien as in effect immediately prior to the refinancing, refunding, extension, renewal or replacement of the Indebtedness secured by such Lien (plus improvements on such property), (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6) (other than clause (6)(vi)), (7), (8), (9), (10), (15) and (20) at the time the original Lien became a Permitted Lien under the Senior Notes Indenture and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement and (z) such new Lien shall not have priority over, rank ahead of, or otherwise be senior pursuant to any intercreditor agreement to the original Lien securing the Indebtedness being refinanced, refunded, extended, renewed or replaced; provided further, however, that in the case of any Liens to secure any refinancing, refunding, extension, renewal or replacement of Indebtedness secured by a Lien referred to in any of clauses (6) (other than clause (6)(vi)), (7), (8), (9) or (10), the principal amount of any Indebtedness Incurred for such refinancing, refunding, extension, renewal or replacement shall be deemed secured by a Lien under such original clause and not this clause (20) for purposes of determining the principal amount of Indebtedness outstanding under clause 6(i);

(21) Liens on equipment of BP I, BP II or any Restricted Subsidiary granted in the ordinary course of business to BP I’s, BP II’s or such Restricted Subsidiary’s client at which such equipment is located;

(22) judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(23) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(24) Liens arising by virtue of any statutory or common law provisions relating to banker’s liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depository or financial institution;

(25) any interest or title of a lessor under any Capitalized Lease Obligation;

(26) any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(27) Liens Incurred to secure cash management services or to implement cash pooling arrangements in the ordinary course of business;

(28) other Liens securing obligations Incurred in the ordinary course of business which obligations do not exceed $30.0 million at any one time outstanding;

(29) Liens arising from Uniform Commercial Code filings regarding operating leases entered into by BP I, BP II and the Restricted Subsidiaries in the ordinary course of business;

(30) Liens on securities that are the subject of repurchase agreements constituting Cash Equivalents; and

(31) Liens on property or assets under construction (and related rights) in favor of a contractor or developer or arising from progress or partial payments by a third party relating to such property or assets prior to completion.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Pre-Announcement” means the pre-announcement of the Offer pursuant to Article 7, et seq. TOO (Voranmeldung) as published by electronic media on 19 December 2006 and in the print media on 21 December 2006.

“Preferred Stock” means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution or winding-up.

“Public Debt” means any Indebtedness consisting of bonds, debentures, notes or other similar debt securities issued in (a) a public offering registered under the Securities Act or (b) a private placement to institutional investors that is underwritten for resale in accordance with Rule 144A or Regulation S of such Act, whether or not it includes registration rights entitling the holders of such debt securities to registration thereof with the SEC. The term “Public Debt” (i) shall not include the Senior Notes (or any Additional Senior Notes) and (ii) for the avoidance of doubt, shall not be construed to include any Indebtedness issued to institutional investors in a direct placement of such Indebtedness that is not underwritten by an intermediary (it being understood that, without limiting the foregoing, a financing that is distributed to not more than 10 Persons (provided that multiple managed accounts and affiliates of any such Persons shall be treated as one Person for the purposes of this definition) shall be deemed not to be underwritten), or any commercial bank or similar Indebtedness, Capitalized Lease Obligation or recourse transfer of any financial asset or any other type of Indebtedness Incurred in a manner not customarily viewed as a “securities offering.”

“Purchase Money Note” means a promissory note of a Receivables Subsidiary evidencing a line of credit, which may be irrevocable, from BP I, BP II or any of their respective Subsidiaries to a Receivables Subsidiary in connection with a Qualified Receivables Financing, which note is intended to finance that portion of the purchase price that is not paid by cash or a contribution of equity.

“Qualified Receivables Financing” means any Receivables Financing that meets the following conditions:

(1) the Board of Directors of BP I or BP II shall have determined in good faith that such Qualified Receivables Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to BP I or BP II or, as the case may be, the Subsidiary in question;

(2) all sales of accounts receivable and related assets are made at Fair Market Value; and

(3) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Issuers) and may include Standard Securitization Undertakings.

The grant of a security interest in any accounts receivable of BP I, BP II or any of their respective Subsidiaries (other than a Receivables Subsidiary or the Subsidiary undertaking such Receivables Financing) to secure Indebtedness under the Credit Agreement, Indebtedness in respect of the Senior Notes or any Refinancing Indebtedness with respect to the Senior Notes shall not be deemed a Qualified Receivables Financing.

“Rank” means (i) Mr. Graeme Richard Hart (or his estate, heirs, executor, administrator or other personal representative, or any of his immediate family members or any trust, fund or other entity which is controlled by his estate, heirs or any of his immediate family members), and any of his or their Affiliates (each a “Rank Party”) and (ii) any Person that forms a group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) with any Rank Party; provided that in the case of (ii) (x) any Rank Party owns a majority of the voting power of the Voting Stock of BP I and BP II or any direct or indirect parent of BP I or BP II, as applicable, (y) no other Person has beneficial ownership of any of the Voting Stock included in determining whether the threshold set forth in clause (x) has been satisfied and (z) any Rank Party controls a majority of the Board of Directors of each of BP I and BP II or any direct or indirect parent of BP I or BP II, as applicable.

“Rating Agency” means (1) each of Moody’s and S&P and (2) if Moody’s or S&P ceases to rate the Senior Notes for reasons outside of the Issuers’ control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Issuers or any direct or indirect parent of an Issuer as a replacement agency for Moody’s or S&P, as the case may be.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any participation interests issued or sold in connection with, and all other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Financing.

“Receivables Financing” means any transaction or series of transactions that may be entered into by BP I, BP II or any of their respective Subsidiaries pursuant to which BP I, BP II or any of their respective Subsidiaries may sell, convey or otherwise transfer to (a) a Receivables Subsidiary or (b) any other Person, or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of BP I, BP II or any of their respective Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable and any Hedging Obligations entered into by BP I, BP II or any such Subsidiary in connection with such accounts receivable.

“Receivables Repurchase Obligation” means any obligation of a seller of receivables in a Qualified Receivables Financing to repurchase receivables arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Receivables Subsidiary” means a Wholly Owned Subsidiary of BP I or BP II (or another Person formed for the purposes of engaging in Qualified Receivables Financing with BP I or BP II in which BP I or BP II or any of Subsidiary of BP I or BP II makes an Investment and to which BP I, BP II or any Restricted Subsidiary transfers accounts receivable and related assets) that engages in no activities other than in connection with the financing of accounts receivable of BP I, BP II and their respective Subsidiaries, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and that is designated by the Board of Directors of each of the Issuers (as provided below) as a Receivables Subsidiary and:

(a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by BP I, BP II or any Restricted Subsidiary (excluding guarantees of obligations (other than the principal of and interest on Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is with recourse to or obligates BP I, BP II or any Subsidiary of BP I or BP II in any way other than pursuant to Standard Securitization Undertakings or (iii) subjects any property or asset of BP I, BP II or any other Subsidiary of BP I or BP II, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

(b) with which neither BP I, BP II nor any other Restricted Subsidiary has any material contract, agreement, arrangement or understanding other than on terms which BP I or BP II reasonably believes to be no less favorable to BP I, BP II or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of any Issuer; and

(c) to which neither BP I, BP II nor any other Restricted Subsidiary has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

Any such designation by the Board of Directors of each of the Issuers shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of each of the Issuers giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.

“Reference Date” means June 29, 2007.

“Representative” means the trustee, agent or representative (if any) for any Indebtedness; provided that if, and for so long as, any Indebtedness lacks such a Representative, then the Representative for such Indebtedness shall at all times constitute the holder or holders of a majority in outstanding principal amount of obligations under such Indebtedness.

“Restricted Cash” means cash and Cash Equivalents held by BP I, BP II or any Restricted Subsidiaries that are contractually restricted from being distributed or otherwise paid to any Issuer or not available for general corporate purposes, except for such restrictions that are contained in agreements governing Indebtedness permitted under the Senior Notes Indenture.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, with respect to any Person, any Subsidiary of such Person other than an Unrestricted Subsidiary of such Person. Unless otherwise indicated in this “Description of the October 2010 Senior Notes,” all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of each of BP I and BP II.

“Reynolds 2007 Credit Agreement” means the Senior Secured Facilities Agreement dated February 21, 2008, among Reynolds Packaging Group (NZ) Limited, Closure Systems International Holdings Inc., Closure Systems International B.V., Reynolds Consumer Products Holdings Inc. and Reynolds Treasury (NZ) Limited, as borrowers, the Lenders party thereto, Australia and New Zealand Banking Group Limited, BOS International (Australia) Limited, Calyon Australia Limited and Credit Suisse, as joint lead arrangers and underwriters, and Credit Suisse as facility agent and security trustee, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder (subject to compliance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Liens”) or altering the maturity thereof.

“Reynolds Acquisition” means collectively (a) the acquisition by BP III of all the Equity Interests of each of Closure Systems International (Luxembourg) S.àr.l and Reynolds Consumer Products (Luxembourg) S.àr.l and (b) the acquisition by Reynolds Group Holdings Inc., a direct wholly owned subsidiary of BP III, of all the Equity Interests of Reynolds Consumer Products Holdings Inc.

“Reynolds Acquisition Documents” means the (i) Stock Purchase Agreement, dated as of October 15, 2009, by and among BP III, Reynolds Group Holdings Inc., a direct wholly-owned subsidiary of BP III, and Reynolds Consumer Products (NZ) Limited, a New Zealand company and (ii) Stock Purchase Agreement, dated as of October 15, 2009, by and between BP III and Closure Systems International (NZ) Limited, a New Zealand company, and any other document entered into in connection therewith, in each case as amended, supplemented or modified from time to time prior to November 5, 2009.

“Reynolds Foodservice Acquisition” means, collectively, (a) the acquisition by Reynolds Group Holdings Inc., a direct wholly owned subsidiary of BP III, of all of the Equity Interests of Reynolds Packaging Inc., (b) the acquisition by Closure Systems International B.V., an indirect wholly owned subsidiary of BP III, of all of the Equity Interests of Reynolds Packaging International B.V., together with a minority interest in Reynolds Metals Company de Mexico S. de R.L. de C.V., from an affiliated entity, that along with Reynolds Group Holdings Inc. and Closure Systems International B.V., is beneficially owned by Mr. Graeme Richard Hart.

“Reynolds Foodservice Acquisition Document” means the Stock Purchase Agreement, dated as of September 1, 2010, among BP III, Reynolds Group Holdings Inc., Closure Systems International B.V. and Reynolds Packaging (NZ) Limited.

“Reynolds Foodservice Transactions” means the Reynolds Foodservice Acquisition and the transactions related thereto.

“Reynolds Transactions” means the Reynolds Acquisition and the transactions related thereto (including the transactions contemplated in that certain Steps Plan and Structure Chart dated November 3, 2009, prepared by RGHL), including the repayment of the Reynolds 2007 Credit Agreement, the issuance and guarantee of, and granting of security in relation to, the 2009 Notes, the entering into and borrowings and guarantees under, and granting of security in relation to, the Senior Secured Credit Facilities, the amendment to the 2007 Intercreditor Agreement, entry into the First Lien Intercreditor Agreement and the contribution by RGHL of funds in return for common equity of BP I.

“RP Reference Date” means November 5, 2009.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired by BP I, BP II or a Restricted Subsidiary whereby BP I, BP II or a Restricted Subsidiary transfers such property to a Person and BP I, BP II or such Restricted Subsidiary leases it from such Person, other than leases between BP I, BP II and a Restricted Subsidiary or between Restricted Subsidiaries.

“S&P” means Standard & Poor’s Ratings Group or any successor to the rating agency business thereof.

“SEC” means the Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness secured by a Lien.

“Secured Leverage Ratio” means, with respect to any Person at any date, the ratio of (i) Secured Indebtedness of such Person less the amount of Cash Equivalents in excess of any Restricted Cash that would be stated on the balance sheet of such Person and its Restricted Subsidiaries and held by such Person and its Restricted Subsidiaries as of such date of determination to (ii) EBITDA of such Person for the four full fiscal quarters for which internal financial statements are available immediately preceding the Secured Leverage Calculation Date (as defined below); provided, however, that for the purposes of this definition of Secured Leverage Ratio, Secured Indebtedness shall not include any Indebtedness represented by the 2007 Senior Notes (including the guarantees thereof) or the 2007 Senior Subordinated Notes (including the guarantees thereof) for long as such 2007 Notes are outstanding; provided further, however, that in the event that at any time after the Issue Date, any of the 2007 Senior Notes or any or the 2007 Senior Subordinated Notes is secured by any Lien that did not secure such 2007 Senior Notes or 2007 Senior Subordinated Notes on the Issue Date (other than any Lien that replaces the Lien in existence on the Issue Date so long as such replacement Lien is in respect of the same property as the Lien in existence on the Issue Date), such 2007 Senior Notes or 2007 Senior Subordinated Notes shall be deemed Secured Indebtedness for the purposes of this definition of Secured Leverage Ratio for so long as such Lien secures such 2007 Senior Notes or 2007 Senior Subordinated Notes. In the event that such Person or any of its Restricted Subsidiaries Incurs, repays, repurchases or redeems any Secured Indebtedness subsequent to the commencement of the period for which the Secured Leverage Ratio is being calculated but prior to the event for which the calculation of the Secured Leverage Ratio is made (the “Secured Leverage Calculation Date”), then the Secured Leverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Secured Indebtedness as if the same had occurred at the beginning of the applicable four-quarter period; provided that the Issuers may elect pursuant to an Officers’ Certificate delivered to the Trustee to treat all or any portion of the commitment under any Secured Indebtedness as being Incurred at such time, in which case any subsequent Incurrence of Secured Indebtedness under such commitment shall not be deemed, for purposes of this calculation, to be an Incurrence at such subsequent time.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations (including the Transactions) and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, and any operational changes that BP I, BP II or any of the Restricted Subsidiaries has determined to make or have made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Secured Leverage Calculation Date (each, for purposes of this definition, a “pro forma event”) shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations (including the Transactions), discontinued operations and other operational changes (and the change of any associated Secured Indebtedness and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into BP I, BP II or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, amalgamation, consolidation, discontinued operation or operational change, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Secured Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, amalgamation, consolidation or operational change had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuers. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the Issuers as set forth in an Officers’ Certificate, to reflect operating expense reductions and other operating improvements or synergies reasonably expected to result from the applicable pro forma event (including, to the extent applicable, from the Transactions).

“Securities Act” means the US Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Senior Indebtedness” means, with respect to any Person, (a) Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred and (b) all other Obligations of such Person (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of Indebtedness described in clause (a), unless, in the case of clauses (a) and (b), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such Indebtedness or other Obligations in respect thereof are subordinate in right of payment to the Senior Notes or the Senior Note Guarantee of such Person, as the case may be; provided, however, that Senior Indebtedness shall not include:

(1) any obligation of such Person to BP I, BP II or any Subsidiary of BP I or BP II;

(2) any liability for national, state, local or other taxes owed or owing by such Person;

(3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof (other than by way of letter of credit, bank guarantee, performance or other bond, or other similar obligation) or instruments evidencing such liabilities);

(4) any Capital Stock;

(5) any Indebtedness or other Obligation of such Person which is subordinate or junior in right of payment to any other Indebtedness or other Obligation of such Person; or

(6) that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Senior Notes Indenture.

“Senior Note Guarantee” means any guarantee of the obligations of the Issuers under the Senior Notes Indenture and the Senior Notes by any Person in accordance with the provisions of the Senior Notes Indenture.

“Senior Note Guarantors” means (x) RGHL, BP I and the Restricted Subsidiaries granted a guarantee with respect to the indebtedness incurred as incremental term loan borrowings under the Senior Secured Credit

Facilities in connection with the Pactiv Acquisition (other than the Issuers) and (y) any Person that subsequently becomes a Senior Note Guarantor in accordance with the terms of the Senior Notes Indenture; provided that upon the release or discharge of such Person from its Senior Note Guarantee in accordance with the Senior Notes Indenture, such Person shall cease to be a Senior Note Guarantor.

“Senior Secured Credit Facilities” means the Credit Agreement dated as of November 5, 2009, among, among others, BP I and Credit Suisse, as administrative agent, the other financial institutions party thereto, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder (subject to compliance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Liens”) or altering the maturity thereof.

“Senior Secured Note Guarantee” means any guarantee of the obligations of the Issuers under the Senior Secured Notes Indenture and the Senior Secured Notes by any Person in accordance with the provisions of the Senior Secured Notes Indenture.

“Senior Secured Notes Security Documents” means those agreements or other instruments entered into pursuant to which security interests in the Collateral (as defined in the Senior Secured Notes Indenture) are granted to secure the Senior Secured Notes and the guarantees thereof.

“Senior Secured Note Guarantors” means (x) RGHL, BP I and the Restricted Subsidiaries granted a guarantee with respect to the indebtedness incurred as incremental term loan borrowings under the Senior Secured Credit Facilities in connection with the Pactiv Acquisition as of November 16, 2010 (other than the Issuers) and (y) any Person that subsequently becomes a Senior Secured Note Guarantor in accordance with the terms of the Senior Secured Notes Indenture; provided that upon the release or discharge of such Person from its Senior Secured Note Guarantee in accordance with the Senior Secured Notes Indenture, such Person shall cease to be a Senior Secured Note Guarantor.

“Senior Secured Notes” means the $1,500,000,000 aggregate principal amount of 7.125% Senior Secured Notes due 2019 pursuant to the Senior Secured Notes Indenture.

“Senior Secured Notes Indenture” means the Senior Secured Notes Indenture dated as of the Issue Date, among US LLC Escrow Issuer, US Corporate Escrow Issuer, Lux Escrow Issuer, The Bank of New York Mellon, as Trustee, Principal Paying Agent, Transfer Agent, Registrar and Collateral Agent and Wilmington Trust (London) Limited, as Additional Collateral Agent, as supplemented, amended and modified from time to time thereafter.

“Significant Subsidiary” means any Restricted Subsidiary that meets any of the following conditions:

(1) BP I’s, BP II’s and the Restricted Subsidiaries’ investments in and advances to the Restricted Subsidiary exceed 10% of the total assets of BP I, BP II and the Restricted Subsidiaries on a combined consolidated basis as of the end of the most recently completed fiscal year;

(2) BP I’s, BP II’s and the Restricted Subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the Restricted Subsidiary exceeds 10% of the total assets of BP I, BP II and the Restricted Subsidiaries on a combined consolidated basis as of the end of the most recently completed fiscal year; or

(3) BP I’s, BP II’s and the Restricted Subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the

Restricted Subsidiary exceeds 10% of such income of BP I, BP II and the Restricted Subsidiaries on a consolidated basis for the most recently completed fiscal year.

“Similar Business” means (a) any businesses, services or activities engaged in by BP I, BP II or any their respective Subsidiaries on the Issue Date and (b) any businesses, services and activities engaged in by BP I, BP II or any their respective Subsidiaries that are related, complementary, incidental, ancillary or similar to any of the foregoing or are extensions or developments of any thereof.

“Squeeze-Out” means the acquisition pursuant to Article 33 of the Swiss Federal Stock Exchanges and Securities Trading Act (SR954.1) by BP III of the remaining Target Shares after at least 98% of the Target’s Voting Stock has been acquired by BP III at the end of the Offer.

“Standard Securitization Undertakings” means representations, warranties, covenants, indemnities and guarantees of performance entered into by BP I, BP II or any Subsidiary of BP I or BP II which BP I or BP II has determined in good faith to be customary in a Receivables Financing including, without limitation, those relating to the servicing of the assets of a Subsidiary, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Subordinated Indebtedness” means (a) with respect to any Issuer, any Indebtedness of such Issuer which is by its terms subordinated in right of payment to the Senior Notes and (b) with respect to any Senior Note Guarantor, any Indebtedness of such Senior Note Guarantor which is by its terms subordinated in right of payment to its Senior Note Guarantee.

“Subordinated Shareholder Funding” means, collectively, any funds provided to BP I or BP II by any direct or indirect parent, any Affiliate of any direct or indirect parent or any Permitted Holder or any Affiliate thereof, in exchange for or pursuant to any security, instrument or agreement other than Capital Stock, in each case issued to and held by any of the foregoing Persons, together with any such security, instrument or agreement and any other security or instrument other than Capital Stock issued in payment of any obligation under any Subordinated Shareholder Funding; provided, however, that such Subordinated Shareholder Funding:

(1) does not (including upon the happening of any event) mature or require any amortization, redemption or other repayment of principal or any sinking fund payment prior to the first anniversary of the Stated Maturity of the Senior Notes (other than through conversion or exchange of such funding into Capital Stock (other than Disqualified Stock) of BP I or BP II or any funding meeting the requirements of this definition) or the making of any such payment prior to the first anniversary of the Stated Maturity of the Senior Notes is restricted by any intercreditor agreement;

(2) does not (including upon the happening of any event) require, prior to the first anniversary of the Stated Maturity of the Senior Notes, payment of cash interest, cash withholding amounts or other cash gross-ups, or any similar cash amounts or the making of any such payment prior to the first anniversary of the Stated Maturity of the Senior Notes is restricted by any intercreditor agreement;

(3) contains no change of control or similar provisions and does not accelerate and has no right to declare a default or event of default or take any enforcement action or otherwise require any cash payment (in each case, prior to the first anniversary of the Stated Maturity of the Senior Notes) or the payment of any amount as a result of any such action or provision, or the exercise of any rights or enforcement action (in each case, prior to the first anniversary of the Stated Maturity of the Senior Notes) is restricted by any intercreditor agreement;

(4) does not provide for or require any security interest or encumbrance over any asset of BP I, BP II or any of their respective Subsidiaries;

(5) pursuant to its terms or pursuant to any intercreditor agreement, is fully subordinated and junior in right of payment to the Senior Notes pursuant to subordination, payment blockage and enforcement limitation terms which are customary in all material respects for similar funding or are no less favorable in any material respect to Holders than those contained in the 2007 Intercreditor Agreement as in effect on the Issue Date with respect to the “Senior Creditors” (as defined therein) in relation to “Parentco Debt” (as defined therein);

provided that any event or circumstance that results in such subordinated obligation ceasing to qualify as Subordinated Shareholder Funding, including it ceasing to be held by any direct or indirect parent, any Affiliate of any direct or indirect parent or any Permitted Holder or any Affiliate thereof, shall constitute an Incurrence of such Indebtedness by BP I, BP II or such Restricted Subsidiary.

“Subsidiary” means, with respect to any Person, (1) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof and (2) any partnership, joint venture or limited liability company of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise and (y) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Substantially All” when used in relation to assets, means assets of the relevant entity or entities having a market value of at least 75% of the market value of all of the assets of such entity or entities at the date of the relevant transactions.

“Target” means SIG Combibloc Group AG (formerly SIG Holding AG), a company limited by shares incorporated in Switzerland registered in the Commercial Register of the Canton of Schaffhausen with the register number CH-290.3.004.149-2.

“Target Shares” means all of the registered shares of Target.

“Tax Distributions” means any distributions described in clause (12) of the covenant entitled “— Certain Covenants — Limitation on Restricted Payments.”

“Taxes” means all present and future taxes, levies, imposts, deductions, charges, duties and withholdings and any charges of a similar nature (including interest, penalties and other liabilities with respect thereto) that are imposed by any government or other taxing authority.

“TOO” means the Ordinance of the Swiss Takeover Board on Public Takeover Offers in effect until December 31, 2008 (SR 954.195.1).

“Total Assets” means the total combined consolidated assets of BP I, BP II and the Restricted Subsidiaries, as shown on the most recent combined balance sheet of BP I and BP II.

“Transactions” means the June 2007 Transactions, the Reynolds Transactions, the Evergreen Transactions, the Pactiv Transactions and the Reynolds Foodservice Transactions.

“Treasury Rate” (as determined by the Issuers) means, with respect to the Senior Notes, as of any redemption date, the yield to maturity as of such date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the date the redemption notice is mailed (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to October 15, 2014; provided that if the period from the redemption date to such date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Officer” means any officer within the corporate trust department of the Trustee, including any managing director, vice president, senior associate or any other officer of the Trustee (1) who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject and (2) who shall have direct responsibility for the administration of the Senior Notes Indenture.

“Trustee” means the party named as such in the Senior Notes Indenture until a successor replaces it and, thereafter, means the successor.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of BP I or BP II that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of RGHL may designate any Subsidiary (other than any Issuer) of BP I or BP II (including any newly acquired or newly formed Subsidiary of BP I or BP II) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on any property of, BP I or BP II or any other Subsidiary of BP I or BP II that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that the Subsidiary to be so designated and its Subsidiaries do not at the time of designation have and do not thereafter Incur any Indebtedness pursuant to which the lender has recourse to any of the assets of BP I, BP II or any of the Restricted Subsidiaries; provided further, however, that either:

(a) the Subsidiary to be so designated has total consolidated assets of $1,000 or less; or

(b) if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under the covenant described under “— Certain Covenants — Limitation on Restricted Payments.”

The Board of Directors of each of the Issuers may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

(x) (1) BP I or BP II could Incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or (2) the Fixed Charge Coverage Ratio for BP I, BP II and its Restricted Subsidiaries would be greater than such ratio for BP I, BP II and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation; and

(y) no Event of Default shall have occurred and be continuing.

Any such designation by the Board of Directors of each of the Issuers shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of each of the Issuers giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“US Controlled Foreign Subsidiary” means any Person that (A)(i) is a Foreign Subsidiary and (ii) is a “controlled foreign corporation” within the meaning of Section 957(a) of the Code and the US Treasury Regulations thereunder or (B)(i) is a Domestic Subsidiary and (ii) has no material assets other than securities of one or more Foreign Subsidiaries (which are “controlled foreign corporations” within the meaning of Section 957(a) of the Code and the US Treasury Regulations thereunder) of such Domestic Subsidiary and indebtedness issued by such Foreign Subsidiaries.

“U.S. Dollar Equivalent” means with respect to any monetary amount in a currency other than U.S. Dollars, at any time for determination thereof by BP I, BP II or the Trustee, the amount of U.S. Dollars obtained by converting such currency other than U.S. Dollars involved in such computation into U.S. Dollars at the spot rate for the purchase of U.S. Dollars with the applicable foreign currency as published in The Wall Street Journal in the “Exchange Rates” column under the heading “Currency Trading” (or, if The Wall Street Journal is no longer published, or if such information is no longer available in The Wall Street Journal, such source as may be selected in good faith by BP I or BP II) on the date of such determination.

“US Proceeds Loans” means (a) the intercompany loan from the US Issuer I to Closure Systems International Holdings Inc., dated as of November 5, 2009 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the 2009 Notes, (b) the intercompany loan from the US Issuer I to Reynolds Group Holdings Inc., dated as of November 5, 2009 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the 2009 Notes, (c) the intercompany loan from the US Issuer I to Reynolds Group Holdings Inc., dated May 4, 2010 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the May 2010 Notes and (d) the intercompany loan from U.S. Issuer I to Reynolds Acquisition Corporation, dated November 16, 2010 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds of the Senior Notes and the Senior Secured Notes and (e) the intercompany loan from the US Issuer I to Pactiv, dated February 1, 2011 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the February 2011 Notes.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing (1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by (2) the sum of all such payments.

“Wholly Owned Restricted Subsidiary” is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or other similar shares required pursuant to applicable law) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

DESCRIPTION OF THE FEBRUARY 2011 SENIOR SECURED NOTES

General

On February 1, 2011, Reynolds Group Issuer (Luxembourg) S.A., a company incorporated as a société anonyme (a public limited liability company) under the laws of Luxembourg (the “Luxembourg Issuer”), Reynolds Group Issuer LLC, a Delaware limited liability company (the “US Issuer I”) and Reynolds Group Issuer Inc., a Delaware corporation (the “US Issuer II” and, together with US Issuer I, the “US Issuers” and the US Issuers, together with the Luxembourg Issuer, the “Issuers”), issued $1,000,000,000 aggregate principal amount of Senior Secured Notes (the “Senior Secured Notes”) pursuant to a Senior Secured Notes Indenture (the “Senior Secured Notes Indenture”), among themselves, certain Senior Secured Note Guarantors, The Bank of New York Mellon, as Trustee, Principal Paying Agent, Transfer Agent, Registrar and Collateral Agent, The Bank of New York Mellon, London Branch, as Paying Agent and Wilmington Trust (London) Limited, as Additional Collateral Agent.

The terms of the new Senior Secured Notes are substantially identical to the terms of the old Senior Secured Notes, except that the new Senior Secured Notes are registered under the Securities Act and therefore will not contain restrictions on transfer or provisions relating to additional interest, will bear a different CUSIP or ISIN number from the old Senior Secured Notes and will not entitle their holders to registration rights. The new Senior Secured Notes will otherwise be treated as the old Senior Secured Notes for purposes of the Senior Secured Notes Indenture.

The Senior Secured Notes Indenture contains provisions that define your rights and govern the obligations of the Issuers under the Senior Secured Notes. Copies of the Senior Secured Notes Indenture and the Senior Secured Notes are filed as exhibits to the registration statement of which this prospectus forms a part and will be made available to holders of the Senior Secured Notes upon request. See “Where You Can Find More Information.”

Terms used in this “Description of the February 2011 Senior Secured Notes” section and not otherwise defined have the meanings set forth in the section “— Certain Definitions.” As used in this “Description of the February 2011 Senior Secured Notes” section, (1) “we”, “us” and “our” mean Beverage Packaging Holdings (Luxembourg) I S.A. (including any successor in interest thereto, “BP I”) and its Subsidiaries (including the Issuers); and (2) “RGHL” refers only to Reynolds Group Holdings Limited (including any successor in interest thereto). For all purposes of the Senior Secured Notes Indenture and this “Description of the February 2011 Senior Secured Notes,” references to an entity shall be to it and to any successor in interest thereto. Any reference to “Senior Secured Notes” in this “Description of the February 2011 Senior Secured Notes” refers to the new Senior Secured Notes and any old Senior Secured Notes that are not exchanged in the exchange offer.

The Senior Secured Notes and the Senior Notes were incurred pursuant to the fixed charge coverage ratio incurrence test, or applicable baskets provided for, under the October 2010 Senior Indenture, the October 2010 Senior Secured Indenture, the May 2010 Indenture, the 2009 Indenture, the 2007 Senior Note Indenture and the 2007 Senior Subordinated Note Indenture. The Indebtedness incurred under the Senior Secured Credit Facilities, the 2009 Notes, the October 2010 Senior Secured Notes, the August 2011 Senior Secured Notes and the Senior Secured Notes are classified as “First Lien Obligations” under the 2009 Indenture, the October 2010 Senior Secured Indenture, the August 2011 Secured Indenture and the Senior Secured Notes Indenture, “First Priority Lien Obligations” under the 2007 Senior Note Indenture and the 2007 Senior Subordinated Note Indenture and “Secured Indebtedness” under the Senior Notes Indenture, the August 2011 Secured Indenture, the October 2010 Senior Indenture and the May 2010 Indenture. The Senior Notes are classified as “Senior Indebtedness” under the Senior Secured Notes Indenture, the Senior Notes Indenture, the August 2011 Secured Indenture, the August 2011 Senior Indenture, the October 2010 Senior Secured Indenture, the October 2010 Senior Indenture, the May 2010 Indenture, the 2009 Indenture, the 2007 Senior Note Indenture and the 2007 Senior Subordinated Note Indenture. For a description of the Senior Secured Credit Facilities, see “Description of Certain Other Indebtedness and Intercreditor Agreements.” In addition, the Senior Secured

Notes Indenture permits us to incur other Indebtedness that constitutes First Lien Obligations, which may have security interests in the Collateral that may be prior to, or pari passu with, the security interests securing the Senior Secured Notes and Senior Secured Note Guarantees and are classified as “First Priority Lien Obligations” under the 2007 Senior Note Indenture and 2007 Senior Subordinated Note Indenture and “First Lien Obligations” under the August 2011 Secured Indenture, the October 2010 Senior Secured Indenture and the 2009 Indenture. Any such security interests in the Collateral may give the holders thereof rights with respect to the Collateral, including enforcement of the Liens with respect thereto, that may diminish the value of the security interests in the Collateral in favor of the Senior Secured Notes.

Brief Description of the Senior Secured Notes and the Senior Secured Note Guarantees

The Senior Secured Notes are general senior secured obligations of the Issuers and:

•	are the joint and several obligations of the Issuers;

•	are effectively senior to all of our unsecured Indebtedness to the extent of the value of the Collateral securing the Senior Secured Notes;

•	rank pari passu in right of payment with all existing and future Senior Indebtedness of the Issuers, including the February 2012 Notes, the August 2011 Notes, the October 2010 Senior Secured Notes, the October 2010 Senior Notes, the May 2010 Notes, the 2009 Notes, the Senior Notes and the Senior Secured Credit Facilities;

•	are secured on a first-priority lien basis by the Collateral subject to a shared lien of equal priority with the Senior Secured Credit Facilities, the 2009 Notes, the October 2010 Senior Secured Notes and the August 2011 Senior Secured Notes and certain future First Lien Obligations and certain prior ranking liens permitted under the Senior Secured Notes Indenture (see “— Certain Covenants — Liens” and “— Certain Definitions — Permitted Liens”);

•	are effectively subordinated to the other First Lien Obligations to the extent such First Lien Obligations are secured by property that does not also secure the Senior Secured Notes to the extent of the value of all such property;

•	are senior in right of payment to any existing and future Subordinated Indebtedness of the Issuers, including the Issuers’ guarantees of the 2007 Senior Notes and the 2007 Senior Subordinated Notes;

•	are guaranteed on a senior basis by the Senior Secured Note Guarantors and certain of such guarantees have the benefit of the security interests described below;

•	are not guaranteed by BP II, a finance Subsidiary of RGHL, and therefore are effectively subordinated to all claims that holders of 2007 Senior Notes and 2007 Senior Subordinated Notes may have against the assets of BP II (other than the proceeds loans made by BP II to BP I which is included in the Collateral); and

•	are subordinated to all claims of creditors, including trade creditors, and claims of preferred stockholders (if any) of each of the Subsidiaries of RGHL (including BP II) that is not a Senior Secured Note Guarantor.

The Senior Secured Note Guarantees are general senior obligations of each Senior Secured Note Guarantor and:

•	rank pari passu in right of payment with all existing and future Senior Indebtedness of such Senior Secured Note Guarantor;

•	are secured on a first priority lien basis by the Collateral owned by such Senior Secured Note Guarantor (if any), in each case, subject to a shared lien of equal priority with the Senior Secured Credit Facilities, the 2009 Notes, the October 2010 Senior Secured Notes and the August 2011 Senior Secured Notes and certain future First Lien Obligations and certain prior ranking liens permitted under the Senior Secured Notes Indenture (see “— Certain Covenants — Liens” and “— Certain Definitions — Permitted Liens”);

•	are effectively subordinated to the other First Lien Obligations of such Senior Secured Note Guarantor to the extent such First Lien Obligations are secured by property that does not also secure the Senior Secured Notes to the extent of the value of all such property; and

•	are senior in right of payment to any Subordinated Indebtedness of such Senior Secured Note Guarantor, including such Senior Secured Note Guarantor’s guarantee of the 2007 Senior Notes and the 2007 Senior Subordinated Notes.

All security for the Senior Secured Notes and the Senior Secured Note Guarantees is granted and implemented consistent with the Agreed Security Principles. The Agreed Security Principles are designed to give us flexibility not to pledge certain of our assets even if we would otherwise be required to do so if, among other things, in our judgment, the cost of doing so is excessive in relation to the benefit accruing to the Holders. The Agreed Security Principles may limit the amount of stock, assets and other property we pledge as Collateral from time to time and may result in different classes or series of First Lien Obligations having different security interests in our stock, assets and other property.

Principal, Maturity and Interest

The Issuers issued an aggregate principal amount of $1,000,000,000 of Senior Secured Notes. The Issuers may issue additional Senior Secured Notes, from time to time (“Additional Senior Secured Notes”). Any offering of Additional Senior Secured Notes is subject to the covenants described below under the caption “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Liens.” The Senior Secured Notes and any Additional Senior Secured Notes subsequently issued under the Senior Secured Notes Indenture will be treated as a single class for all purposes under the Senior Secured Notes Indenture, including waivers, amendments, redemptions and offers to purchase. Holders of Additional Senior Secured Notes actually issued will share equally and ratably in the Collateral with the holders of the Senior Secured Notes. Unless the context otherwise requires, for all purposes of the Senior Secured Notes Indenture and this “Description of the February 2011 Senior Secured Notes,” references to the Senior Secured Notes include any Additional Senior Secured Notes actually issued.

The Senior Secured Notes will mature on February 15, 2021. Each Senior Secured Note bears interest at 6.875% per annum, payable semi-annually in arrears to holders of record at the close of business on February 1 or August 1 immediately preceding the interest payment date on February 15 and August 15 of each year, commencing August 15, 2011. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

The Senior Secured Notes are issued only in fully registered form, without coupons, in minimum denominations of $100,000 and any integral multiple of $1,000 in excess thereof.

No service charge will be made for any registration of transfer or exchange of Senior Secured Notes, but the Issuers may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith. Principal of, premium, if any, and interest on the Senior Secured Notes will be payable, and the Senior Secured Notes may be exchanged or transferred, at the office or agency designated by the Issuers (which initially shall be the principal corporate trust office of the Paying Agent).

Paying Agent and Registrar for the Senior Secured Notes

The Issuers maintain a paying agent for the Senior Secured Notes in New York, NY. The Issuers have also undertaken under the Senior Secured Notes Indenture that they will ensure, to the extent practicable and permitted by law, that they maintain a paying agent in a European Union member state that will not be obliged to withhold or deduct tax pursuant to the European Union Directive 2003/48/EC regarding the taxation of savings income (the “Directive”) and currently intend to maintain a paying agent in London, England. The initial Paying Agent is The Bank of New York Mellon, in New York (the “Paying Agent”).

The Issuers also maintain one or more registrars (each, a “Registrar”) and a transfer agent in New York, NY. The initial Registrar is The Bank of New York Mellon. The initial transfer agent is The Bank of New York Mellon, in New York. The Registrar maintains a register outside the United Kingdom reflecting ownership of Definitive Registered Senior Secured Notes outstanding from time to time and the transfer agent in New York facilitates transfers of Definitive Registered Senior Secured Notes on behalf of the Issuers. The transfer agent shall perform the functions of a transfer agent.

The Issuers may change any Paying Agent, Registrar or transfer agent for the Senior Secured Notes without prior notice to the noteholders. BP I or any of its Subsidiaries may act as Paying Agent (other than with respect to Global Senior Secured Notes) or Registrar subject to the requirement to maintain a paying agent in a European Union member state that will not be obliged to withhold or deduct tax pursuant to the Directive.

Upon written request from the Luxembourg Issuer, the Registrar shall provide the Luxembourg Issuer with a copy of the register to enable it to maintain a register of the Senior Secured Notes at its registered office.

Optional Redemption

In addition to the optional redemption for taxation reasons, as described below, on or after February 15, 2016, the Issuers may redeem the Senior Secured Notes at their option, in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address (or otherwise delivered in accordance with applicable DTC procedures), at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on February 15 of the years set forth below. Without limiting the Issuers’ obligations under the Senior Secured Notes Indenture, the Issuers may provide in such notice that payment of the redemption price and the performance of the Issuers’ obligations with respect to such redemption may be performed by another Person.

Redemption
Period	Price

2016	103.438%
2017	102.292%
2018	101.146%
2019 and thereafter	100.000%

In addition, at any time and from time to time prior to February 15, 2016, the Issuers may redeem the Senior Secured Notes at their option, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address (or otherwise delivered in accordance with applicable DTC procedures), at a redemption price equal to 100% of the principal amount of the Senior Secured Notes redeemed plus the Applicable Premium (as calculated by the Issuers or on behalf of the Issuers by such person as the Issuers shall designate) as of, and accrued and unpaid interest and additional interest, if any, to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). Without limiting the Issuers’ obligations under the Senior Secured Notes Indenture, the Issuers may provide in such notice that payment of the redemption price and the performance of the Issuers’ obligations with respect to such redemption may be performed by another Person.

Notwithstanding the foregoing, at any time and from time to time prior to February 15, 2014, the Issuers may at their option redeem in the aggregate up to 35% of the original aggregate principal amount of the Senior Secured Notes (calculated after giving effect to any issuance of any Additional Senior Secured Notes) with the net cash proceeds of one or more Equity Offerings (1) by BP I or (2) any direct or indirect parent of BP I, in each case to the extent the net cash proceeds thereof are contributed to the common equity capital of BP I or any of its Subsidiaries or used to purchase Capital Stock (other than Disqualified Stock) of any such entity from it, at a redemption price (expressed as a percentage of principal amount thereof) of 106.875%, plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least 65% of the original aggregate principal amount of the Senior Secured Notes (calculated after giving effect to any issuance of any Additional Senior Secured Notes) remain outstanding after each such redemption; provided further, however, that such redemption shall occur within 90 days after the date on which any such Equity Offering is consummated upon not less than 30 nor more than 60 days’ notice mailed to each holder of Senior Secured Notes being redeemed and otherwise in accordance with the procedures set forth in the Senior Secured Notes Indenture.

Notice of any redemption upon any Equity Offering may be given prior to the completion thereof, and any such redemption or notice may, at the Issuers’ discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering. Without limiting the Issuers’ obligations under the Senior Secured Notes Indenture, the Issuers may provide in such notice that payment of the redemption price and the performance of the Issuers’ obligations with respect to such redemption may be performed by another Person.

Selection and Notice

If less than all of the Senior Secured Notes are to be redeemed or are required to be repurchased at any time, the Trustee will select Senior Secured Notes for redemption or repurchase on a pro rata basis, to the extent practicable and in compliance with the requirements of DTC and any stock exchange on which the applicable Senior Secured Notes are then admitted to trading; provided, however, that no Senior Secured Note of $100,000 in aggregate principal amount or less, or other than in an integral multiple of $1,000 in excess thereof, shall be redeemed in part.

If any Senior Secured Note is to be redeemed in part only, the notice of redemption that relates to that Senior Secured Note shall state the portion of the principal amount thereof to be redeemed. In the case of a Definitive Registered Senior Secured Note, a new Senior Secured Note in currency and in principal amount equal to the unredeemed portion of the original Senior Secured Note will be issued in the name of the secured noteholder thereof upon cancellation of the original Senior Secured Note. In the case of a Global Senior Secured Note, an appropriate notation will be made on such Senior Secured Note to decrease the principal amount thereof to an amount equal to the unredeemed portion thereof. Subject to the terms of the applicable redemption notice, Senior Secured Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Senior Secured Notes or portions of them called for redemption.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Issuers are not required to make any mandatory redemption or sinking fund payments with respect to the Senior Secured Notes. However, under certain circumstances, the Issuers may be required to offer to purchase Senior Secured Notes as described under the captions “— Change of Control” and “— Certain

Covenants — Asset Sales.” We and our affiliates may at any time and from time to time purchase Senior Secured Notes in the open market or otherwise.

Redemption for Taxation Reasons

The Issuers may redeem the Senior Secured Notes, at their option, in whole, but not in part, at any time upon giving not less than 30 nor more than 60 days’ prior notice (which notice will be irrevocable) to the secured noteholders mailed by first-class mail to each holder’s registered address (or otherwise delivered in accordance with applicable DTC procedures) at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest and additional interest, if any, to the date fixed for redemption (a “Tax Redemption Date”) (subject to the right of secured noteholders of record on the relevant record date to receive interest due on the relevant interest payment date) and all Additional Amounts (as defined under “— Withholding Taxes” below), if any, then due or that will become due on the Tax Redemption Date as a result of the redemption or otherwise, if any, if the Issuers determine in good faith that, as a result of:

(1) any change in, or amendment to, the law or treaties (or any regulations, protocols or rulings promulgated thereunder) of a Relevant Taxing Jurisdiction (as defined under “— Withholding Taxes” below) affecting taxation; or

(2) any change in official position regarding the application, administration or interpretation of such laws, treaties, protocols, regulations or rulings (including a holding, judgment or order by a government agency or court of competent jurisdiction) (each of the foregoing in clauses (1) and (2), a “Change in Tax Law”), any Payor (as defined under “— Withholding Taxes” below), with respect to the Senior Secured Notes or a Senior Secured Note Guarantee is, or on the next date on which any amount would be payable in respect of the Senior Secured Notes would be, required to pay any Additional Amounts, and such obligation cannot be avoided by taking reasonable measures available to such Payor (including the appointment of a new Paying Agent or, where such payment would be reasonable, the payment through another Payor); provided that no Payor shall be required to take any measures that in the Issuers’ good-faith determination would result in the imposition on such person of any legal or regulatory burden or the incurrence by such person of additional costs, or would otherwise result in any adverse consequences to such person.

In the case of any Payor, the Change in Tax Law must be announced or become effective on or after the date of the Offering Circular. Notwithstanding the foregoing, no such notice of redemption will be given earlier than 90 days prior to the earliest date on which the Payor would be obliged to make such payment of Additional Amounts. Prior to the publication, mailing or delivery of any notice of redemption of the Senior Secured Notes pursuant to the foregoing, the Issuers will deliver to the Trustee (a) an Officers’ Certificate stating that they are entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to their right so to redeem have been satisfied and (b) an opinion of an independent tax counsel of recognized standing to the effect that the Payor would be obligated to pay Additional Amounts as a result of a Change in Tax Law. The Trustee will accept such Officers’ Certificate and opinion as sufficient evidence of the satisfaction of the conditions precedent described above, in which event it will be conclusive and binding on the secured noteholders.

Subject to the terms of the applicable redemption notice, Senior Secured Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Senior Secured Notes or portions of them called for redemption.

The foregoing provisions will apply mutatis mutandis to the laws and official positions of any jurisdiction in which any successor to a Payor is organized or otherwise considered to be a resident for tax purposes or any political subdivision or taxing authority or agency thereof or therein. The foregoing provisions will survive any termination, defeasance or discharge of the Senior Secured Notes Indenture.

Withholding Taxes

All payments made by any Issuer or any Senior Secured Note Guarantor or any successor in interest to any of the foregoing (each, a “Payor”) on or with respect to the Senior Secured Notes or any Senior Secured Note Guarantee will be made without withholding or deduction for, or on account of, any Taxes unless such withholding or deduction is required by law; provided, however, that a Payor, in any case, may withhold from any interest payment made on the Senior Secured Notes to or for the benefit of any person who is not a “United States person,” as such term is defined for U.S. federal income tax purposes, U.S. federal withholding tax, and pay such withheld amounts to the Internal Revenue Service, unless such person provides documentation to such Payor such that an exemption from U.S. federal withholding tax would apply to such payment if interest on the Senior Secured Notes were treated as income from sources within the U.S. for U.S. federal income tax purposes. If any deduction or withholding for, or on account of, any Taxes imposed or levied by or on behalf of:

(1) any jurisdiction (other than the United States or any political subdivision or governmental authority thereof or therein having power to tax) from or through which payment on the Senior Secured Notes or any Senior Secured Note Guarantee is made by such Payor, or any political subdivision or governmental authority thereof or therein having the power to tax; or

(2) any other jurisdiction (other than the United States or any political subdivision or governmental authority thereof or therein having the power to tax) in which a Payor that actually makes a payment on the Senior Secured Notes or its Senior Secured Note Guarantee is organized or otherwise considered to be a resident for tax purposes, or any political subdivision or governmental authority thereof or therein having the power to tax,

(each of clause (1) and (2), a “Relevant Taxing Jurisdiction”), will at any time be required from any payments made with respect to the Senior Secured Notes or any Senior Secured Note Guarantee, including payments of principal, redemption price, interest or premium, if any, the Payor will pay (together with such payments) such additional amounts (the “Additional Amounts”) as may be necessary in order that the net amounts received in respect of such payments by the secured noteholders or the Trustee, as the case may be, after such withholding or deduction (including any such deduction or withholding from such Additional Amounts), will not be less than the amounts that would have been received in respect of such payments on the Senior Secured Notes or the Senior Secured Note Guarantees in the absence of such withholding or deduction; provided, however, that no such Additional Amounts will be payable for or on account of:

(1) any Taxes that would not have been so imposed or levied but for the existence of any present or former connection between the relevant secured noteholder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, the relevant secured noteholder, if such secured noteholder is an estate, nominee, trust, partnership, limited liability company or corporation) and the Relevant Taxing Jurisdiction (including being a citizen or resident or national of, or carrying on a business or maintaining a permanent establishment in, or being physically present in, the Relevant Taxing Jurisdiction) but excluding, in each case, any connection arising solely from the acquisition, ownership or holding of such Senior Secured Note, the receipt of any payment in respect thereof or the perfection or enforcement of any security interest related to the Senior Secured Notes;

(2) any Taxes that would not have been so imposed or levied if the holder of the Senior Secured Note had complied with a reasonable request in writing of the Payor (such request being made at a time that would enable such holder acting reasonably to comply with that request) to make a declaration of nonresidence or any other claim or filing or satisfy any certification, information or reporting requirement for exemption from, or reduction in the rate of, withholding to which it is entitled (provided that such declaration of nonresidence or other claim, filing or requirement is required by the applicable law, treaty, regulation or administrative practice of the Relevant Taxing Jurisdiction as a precondition to exemption from the requirement to deduct or withhold all or a part of any such Taxes);

(3) any Taxes that are payable otherwise than by withholding from a payment of the principal of, premium, if any, or interest under the Senior Secured Notes or any Senior Secured Note Guarantee;

(4) any estate, inheritance, gift, sales, excise, transfer, personal property or similar tax, assessment or other governmental charge;

(5) any Taxes that are required to be deducted or withheld on a payment pursuant to the Directive or any law implementing, or introduced in order to conform to, the Directive;

(6) except in the case of the liquidation, dissolution or winding up of the Payor, any Taxes imposed in connection with a Senior Secured Note presented for payment by or on behalf of a secured noteholder or beneficial owner who would have been able to avoid such Tax by presenting the relevant Senior Secured Note to, or otherwise accepting payment from, another paying agent in a member state of the European Union; or

(7) any combination of the above.

Such Additional Amounts will also not be payable (x) if the payment could have been made without such deduction or withholding if the beneficiary of the payment had presented the Senior Secured Note for payment (where presentation is required) within 30 days after the relevant payment was first made available for payment to the secured noteholder or (y) where, had the beneficial owner of the Senior Secured Note been the holder of the Senior Secured Note, such beneficial owner would not have been entitled to payment of Additional Amounts by reason of any of clauses (1) to (7) inclusive above.

The Payor will (i) make any required withholding or deduction and (ii) remit the full amount deducted or withheld to the relevant taxing authority of the Relevant Taxing Jurisdiction in accordance with applicable law.

Upon request, the Payor will use all reasonable efforts to obtain certified copies of tax receipts evidencing the payment of any Taxes so deducted or withheld from each relevant taxing authority of each Relevant Taxing Jurisdiction imposing such Taxes and will provide such certified copies to the Trustee. If, notwithstanding the efforts of such Payor to obtain such receipts, the same are not obtainable, such Payor will provide the Trustee with other evidence reasonably satisfactory to the applicable Holder.

If any Payor will be obligated to pay Additional Amounts under or with respect to any payment made on the Senior Secured Notes, at least 30 days prior to the date of such payment, the Payor will deliver to the Trustee an Officers’ Certificate stating the fact that Additional Amounts will be payable and the amount so payable and such other information necessary to enable the Paying Agent to pay Additional Amounts to secured noteholders on the relevant payment date (unless such obligation to pay Additional Amounts arises less than 45 days prior to the relevant payment date, in which case the Payor shall deliver such Officers’ Certificate and such other information as promptly as practicable after the date that is 30 days prior to the payment date, but no less than five (5) Business Days prior thereto, and otherwise in accordance with the requirements of DTC).

Wherever in the Senior Secured Notes Indenture, the Senior Secured Notes, any Senior Secured Note Guarantee or this “Description of the February 2011 Senior Secured Notes” there is mentioned, in any context:

(1) the payment of principal,

(2) redemption prices or purchase prices in connection with a redemption or purchase of Senior Secured Notes,

(3) interest, or

(4) any other amount payable on or with respect to any of the Senior Secured Notes or any Senior Secured Note Guarantee,

such reference shall be deemed to include payment of Additional Amounts as described under this heading to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The Payor will pay any present or future stamp, court or documentary Taxes, or any other excise, property or similar Taxes, charges or levies that arise in any jurisdiction from the execution, delivery, registration or enforcement of any Senior Secured Notes, the Senior Secured Notes Indenture, or any other document or instrument in relation thereto (other than a transfer of the Senior Secured Notes) excluding any such Taxes, charges or similar levies imposed by any jurisdiction that is not a Relevant Taxing Jurisdiction, and the Payor agrees to indemnify the secured noteholders and the Trustee for any such Taxes paid by such noteholders. The foregoing obligations will survive any termination, defeasance or discharge of the Senior Secured Notes Indenture and will apply mutatis mutandis to any jurisdiction in which any successor to a Payor is organized or otherwise considered to be a resident for Tax purposes or any political subdivision or taxing authority or agency thereof or therein.

Agreed Tax Treatment

The Issuers agree, and by acquiring an interest in the Senior Secured Notes each beneficial owner of a Senior Secured Note agrees, to treat for U.S. federal income tax purposes the Senior Secured Notes as debt of the sole owner of the US Issuer I and interest payments on the Senior Secured Notes as U.S. source interest; provided, however, that this agreement shall cease to apply if the Issuers (i) determine, after taking action that is permissible under the Senior Secured Notes Indenture, that the aforementioned allocation of debt and interest payments is no longer accurate as a result of the changed circumstances, and (ii) promptly notify holders of such determination by sending first-class mail to each holder’s registered address (or otherwise completing delivery in accordance with applicable DTC procedures). Notwithstanding the foregoing, any Issuer or any other Payor may withhold from any interest payment made on any Senior Secured Note to or for the benefit of any person who is not a “United States person,” as such term is defined for U.S. federal income tax purposes, U.S. federal withholding tax, and pay such withheld amounts to the Internal Revenue Service, unless such person provides documentation to such Issuer or other Payor such that an exemption from U.S. federal withholding tax would apply to such payment if interest on such Senior Secured Note were treated as income from sources within the U.S. for U.S. federal income tax purposes.

Ranking

The indebtedness evidenced by the Senior Secured Notes is Senior Indebtedness of the Issuers, is equal in right of payment to all existing and future Senior Indebtedness of the Issuers, has the benefit of a security interest in the Collateral as described under “— Security” and is senior in right of payment to all existing and future Subordinated Indebtedness of the Issuers (including the guarantee of the 2007 Senior Notes and the 2007 Senior Subordinated Notes by each Issuer).

The Indebtedness evidenced by the Senior Secured Note Guarantees is Senior Indebtedness of each Senior Secured Note Guarantor, is equal in right of payment to all existing and future Senior Indebtedness of such Senior Secured Note Guarantor, has the benefit of a security interest in the Collateral as described under “— Security” and is senior in right of payment to all existing and future Subordinated Indebtedness of such Senior Secured Note Guarantor, including such Senior Secured Note Guarantor’s obligations with respect to the 2007 Senior Notes and the 2007 Senior Subordinated Notes. BP II, the issuer of the 2007 Senior Notes and the 2007 Senior Subordinated Notes, has not guaranteed and will not guarantee the Senior Secured Notes.

See “— Security” for a description of the Collateral and the lien priority with respect thereto.

At December 31, 2011, on a pro forma basis after giving effect to the 2012 Refinancing Transactions (as defined in “The Transactions”):

(1) RGHL and its Subsidiaries had an aggregate principal amount of $11,518 million of Indebtedness secured by any Lien outstanding. RGHL and its Subsidiaries would have had $35 million and €63 million of availability under the revolving credit facility under the Senior Secured Credit Facilities and the ability to incur up to €62 million of Secured Indebtedness under Local Facilities;

(2) RGHL and its Subsidiaries had an aggregate principal amount of $10,974 million of First Lien Obligations that share a pari passu lien in the Collateral with the Senior Secured Notes (excluding letters of credit which have been issued, but not drawn upon, $35 million and €63 million of availability under the revolving credit facility under the Senior Secured Credit Facilities and the ability to incur up to €62 million of Secured Indebtedness under Local Facilities); and

(3) RGHL and its Subsidiaries had an aggregate principal amount of $17,516 million of unsubordinated Indebtedness outstanding (whether secured or unsecured) consisting of amounts outstanding under the Senior Secured Credit Facilities, the Senior Secured Notes (including the Senior Secured Note Guarantees with respect thereto), the Senior Notes (including the Senior Note Guarantees with respect thereto), the February 2012 Notes (including the guarantees with respect thereto), the February 2011 Senior Secured Notes (including the guarantees with respect thereto), the February 2011 Senior Notes (including the guarantees with respect thereto), the August 2011 Senior Secured Notes (including the guarantees with respect thereto), the August 2011 Senior Notes (including the guarantees with respect thereto), the October 2010 Senior Secured Notes (including the guarantees with respect thereto), the October 2010 Senior Notes (including the guarantees with respect thereto), the May 2010 Notes (including the guarantees with respect thereto), the 2009 Notes (including the guarantees with respect thereto) and the 2007 Senior Notes (but not including the guarantees with respect thereto), Pactiv’s outstanding indebtedness, the Local Facilities and certain other local overdraft and local working capital facilities.

In addition, at December 31, 2011, on a pro forma basis after giving effect to the 2012 Refinancing Transactions, RGHL and its Subsidiaries had an aggregate of $1,189 million of Subordinated Indebtedness outstanding consisting of the 2007 Senior Subordinated Notes (including the guarantees with respect thereto) and the guarantees of the 2007 Senior Notes. In addition, RGHL and its Subsidiaries had $25 million of indebtedness outstanding under Local Facilities.

Although the Senior Secured Notes Indenture limits the Incurrence of Indebtedness by BP I, BP II and any Restricted Subsidiaries and the issuance of Disqualified Stock and Preferred Stock by the Issuers and any other Restricted Subsidiaries, such limitation is subject to a number of significant qualifications and exceptions. Under certain circumstances, BP II and BP I and their respective Subsidiaries (including the Issuers) may be able to Incur substantial amounts of additional Indebtedness. Such Indebtedness may be Secured Indebtedness that has a prior or pari passu claim to the Senior Secured Notes on the Collateral or a claim on assets not constituting Collateral. The covenants do not limit the amount of Indebtedness that RGHL may incur. See “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Liens.”

The US Issuer I is a finance company with no operations of its own, and its only material assets are the US Proceeds Loans. The US Issuer II is a finance company with no operations of its own, and no material assets. The Luxembourg Issuer is a finance company with no operations of its own, and its only material assets are the Luxembourg Proceeds Loans. Substantially all of the operations of RGHL are conducted through RGHL’s Subsidiaries. Unless a Subsidiary is a Senior Secured Note Guarantor or one of the Issuers, claims of creditors of such Subsidiary, including trade creditors, and claims of preferred stockholders (if any) of such Subsidiary generally will have priority with respect to the assets and earnings of such Subsidiary over the claims of creditors of the Senior Secured Note Guarantors, including holders of the Senior Secured Notes. The Senior Secured Notes, therefore, are effectively subordinated to creditors (including trade creditors) and preferred stockholders (if any) of Subsidiaries of RGHL that are not one of the Issuers or the Senior Secured Note Guarantors (including BP II, which is a finance company). As of December 31, 2011, our various subsidiaries that are not one of the Issuers, the issuer of the 2007 Notes, or Senior Secured Note Guarantors had no more than approximately $10 million of long-term debt (on a consolidated basis and excluding intercompany loan transactions) and $1,577 million of total assets. See “Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — Not all of our subsidiaries guarantee the notes, and the notes and the guarantees of the notes will be structurally subordinated to all of the claims of creditors of those non-guarantor subsidiaries.”

Senior Secured Note Guarantees

Each of the Senior Secured Note Guarantors jointly and severally, irrevocably and unconditionally guarantees on a senior basis the performance and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of the Issuers under the Senior Secured Notes Indenture and the Senior Secured Notes, whether for payment of principal of, premium, if any, or interest on the Senior Secured Notes, expenses, indemnification or otherwise (all such obligations guaranteed by such Senior Secured Note Guarantors and by any of RGHL’s Subsidiaries that subsequently become Senior Secured Note Guarantors being herein called the “Guaranteed Obligations”), subject to limitations imposed by applicable local law and certain other limitations imposed by the terms of such guarantees; provided, however, that in no event shall a US Controlled Foreign Subsidiary be required to guarantee the Guaranteed Obligations. The entities that are Senior Secured Note Guarantors include entities organized in the following jurisdictions: Australia, Brazil, British Virgin Islands, Canada, Costa Rica, Germany, Guernsey, Hong Kong, Hungary, Japan, Luxembourg, Mexico, the Netherlands, New Zealand, Switzerland, the United States and the United Kingdom. The Senior Secured Note Guarantees are subject to a variety of local laws that may limit or void the Senior Secured Note Guarantees and any security interest with respect thereto and certain other limits imposed under the terms of such Senior Secured Note Guarantees. In some jurisdictions, such as, for example, Japan, Costa Rica and Australia although our subsidiaries in those jurisdictions are Senior Secured Note Guarantors, they will not pledge any of their assets as Collateral for the Senior Secured Notes pursuant to the Agreed Security Principles. This may be the case even if they pledge some or all of their assets as collateral for the Senior Secured Credit Facilities. For a description of such limitations and the risks associated with the Senior Secured Note Guarantees and Collateral, see

•	“Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — Fraudulent conveyance laws and other limitations on the enforceability of the notes, the guarantees and, as applicable, the related security, may adversely affect the validity and enforceability of the notes, the guarantees and, as applicable, the related security;”

•	“Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — Insolvency laws could limit your ability to enforce your rights under the notes, the guarantees and, in the case of the senior secured notes, the security;”

•	“Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — Enforcing your rights as a holder of the notes or under the guarantees, or with respect to the senior secured notes, the security, across multiple jurisdictions may be difficult;”

•	“Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — You may be unable to enforce judgments obtained in the United States and foreign courts against us, certain of the guarantors or our or their respective directors and executive officers;”

•	“Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — Non-U.S. subsidiaries of our U.S. subsidiaries have not and will not guarantee the notes and the notes have only been secured by a limited pledge of certain of such foreign subsidiaries’ capital stock, with no pledge of the assets of any non-U.S. subsidiaries of our U.S. subsidiaries;” and

•	“Certain Insolvency and Other Local Law Considerations.”

Such Senior Secured Note Guarantors have agreed, and any of RGHL’s Subsidiaries that subsequently become Senior Secured Note Guarantors will agree, to pay, subject to limitations imposed by applicable local law and certain other limitations, in addition to the amount stated above, any and all expenses (including reasonable counsel fees and expenses) incurred by the Trustee, the Collateral Agent or the holders in enforcing any rights under the Senior Secured Note Guarantees and the Security Documents. The Senior Secured Notes and the Senior Secured Note Guarantees of a Senior Secured Note Guarantor constitute “Designated Senior Indebtedness” of the Issuers and such Senior Secured Note Guarantor for purposes of the 2007 Senior Note Indenture and the 2007 Senior Subordinated Note Indenture and “Senior Liabilities” for the purposes of the 2007 Intercreditor Agreement. For a description of the Collateral and lien priority and intercreditor agreements, see “— Security” below.

Any future guarantor of the Senior Secured Credit Facilities, any other Credit Agreement or Public Debt of BP I, BP II or their respective Subsidiaries are only required to provide Senior Secured Note Guarantees as required by the covenant under “— Certain Covenants — Future Senior Secured Note Guarantors.” The obligation to provide Senior Secured Note Guarantees for the benefit of the Senior Secured Notes in the future is subject to the Agreed Security Principles. Accordingly, in the future, other Indebtedness, including the Senior Secured Credit Facilities, the Senior Notes, the February 2012 Notes, the August 2011 Notes, the October 2010 Senior Secured Notes, the October 2010 Senior Notes, the May 2010 Notes, the 2009 Notes, the 2007 Senior Notes and the 2007 Senior Subordinated Notes could have the benefit of guarantees that are not also provided in favor of the Senior Secured Notes. See “— Ranking.”

Each Senior Secured Note Guarantee is a continuing guarantee and shall, subject to the next paragraph:

(1) remain in full force and effect until payment in full of all the Guaranteed Obligations;

(2) be binding upon each such Senior Secured Note Guarantor and its successors; and

(3) inure to the benefit of and be enforceable by the Trustee, the holders and their successors, transferees and assigns.

Release of Senior Secured Note Guarantees

Subject to the First Lien Intercreditor Agreement and the 2007 Intercreditor Agreement, a Senior Secured Note Guarantee of a Senior Secured Note Guarantor will be automatically released upon (a) receipt by the Trustee of a notification from BP I that such Senior Secured Note Guarantee be released and (b) the occurrence of any of the following:

(1) the consummation of any transaction permitted by the Senior Secured Notes Indenture as a result of which such Senior Secured Note Guarantor ceases to be a Restricted Subsidiary;

(2) the release or discharge of the guarantee or other obligation by such Senior Secured Note Guarantor (other than RGHL) of the Senior Secured Credit Facilities or such other guarantee or other obligation that resulted in the creation of such Senior Secured Note Guarantee, except a release or discharge by or as a result of payment under such guarantee;

(3) BP I designating such Senior Secured Note Guarantor to be an Unrestricted Subsidiary in accordance with the covenants described under “— Certain Covenants — Limitation on Restricted Payments” and the definition of “Unrestricted Subsidiary;”

(4) the Issuers’ exercise of their legal defeasance option or covenant defeasance option as described under “— Defeasance,” or if the Issuers’ obligations under the Senior Secured Notes Indenture are discharged in accordance with the terms of the Senior Secured Notes Indenture; or

(5) the transfer or sale of the equity interests of such Senior Secured Note Guarantor pursuant to an enforcement action, in accordance with the terms of the First Lien Intercreditor Agreement.

The Senior Secured Note Guarantor will be required to deliver to the Trustee an Officers’ Certificate stating that all conditions precedent provided for in the Senior Secured Notes Indenture relating to the release have been complied with. A Senior Secured Note Guarantee of a Senior Secured Note Guarantor also will be released as provided under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets.”

Upon any occurrence specified in the two preceding paragraphs, the Trustee shall, at the instruction of and at the cost of the Issuers, execute any documents reasonably requested of it to evidence such release.

Addition of Senior Secured Note Guarantors

Under certain circumstances and subject to the Agreed Security Principles, additional Restricted Subsidiaries may be added as Senior Secured Note Guarantors (see “— Certain Covenants — Future Senior Secured Note Guarantors”).

Security

General

The Senior Secured Notes and the Senior Secured Note Guarantees, with certain exceptions, have the benefit of Liens in the Collateral, which consist of first priority security interests shared with the other First Lien Obligations, including the Senior Secured Credit Facilities, the August 2011 Senior Secured Notes, the October 2010 Senior Secured Notes and the 2009 Notes (subject to Permitted Liens, which may rank ahead of the first priority security interests for the benefit of the Senior Secured Notes, and the exceptions described below), in the Collateral; provided, however, that in no event shall more than 65% of the total outstanding voting Equity Interests, or any of the assets, of any US Controlled Foreign Subsidiary be required to be pledged. The Issuers and RGHL, together with the Trustee, will be responsible for implementing the security arrangements for the Senior Secured Notes and such arrangements may not be implemented in a timely manner or at all.

The Collateral consists of (i) 100% of the Capital Stock of certain existing and future, direct and indirect, wholly owned Subsidiaries of RGHL, the Issuers and the Senior Secured Note Guarantors (subject to the limitations described under “— Limitations on Stock Collateral” and certain other limitations, including as described in the Agreed Security Principles) and (ii) certain assets of the Issuers and certain of the Senior Secured Note Guarantors located in Brazil, British Virgin Islands, Canada, Germany, Guernsey, Hong Kong, Hungary, Luxembourg, Mexico, the Netherlands, New Zealand, Switzerland, the United States and the United Kingdom. Due to applicable law in certain jurisdictions and other factors, Holders currently do not have a security interest in certain of the Collateral. Security interests in such Collateral will be obtained as soon as reasonably practicable. Currently, Holders of the Senior Secured Notes do not have the benefit of enforceable guarantees from, and security interests in the stock and assets to be pledged by, our subsidiaries organized in Austria and Thailand.

The Collateral does not comprise all of the assets of the Issuers or the Senior Secured Note Guarantors and is further limited to the extent set forth in the Agreed Security Principles. Among other exclusions from the Collateral, including pursuant to the Agreed Security Principles:

•	Security will not be provided by non-wholly owned Subsidiaries;

•	Security will be limited to the extent deemed necessary to comply with legal limitations, avoid significant tax disadvantages, comply with certain third party arrangements, satisfy fiduciary duties of directors and minimize fees, taxes and duties;

•	Security will not be provided over assets with values lower than certain agreed materiality thresholds, including a €5.0 million threshold for real property, a €250,000 threshold for manufacturing equipment in some jurisdictions and a €1.0 million threshold for certain intellectual property;

•	Security will not be provided to the extent it would have a material adverse effect on the ability of the relevant Issuer or Senior Secured Note Guarantor to conduct business in the ordinary course; and

•	Security will not be provided over Pactiv’s “Principal Manufacturing Properties” (as defined in the Pactiv Base Indenture) to the extent not required to be pledged under the Senior Secured Credit Facilities.

We estimate that the assets of Reynolds Group Holdings Limited and its subsidiaries that are part of the Collateral securing the Senior Secured Notes have a book value greater than the amount of our outstanding secured indebtedness, which totaled $10,353 million, as of December 31, 2011 and measured in accordance with IFRS. Much of the Collateral is, and is expected to continue to be, illiquid, both by its nature and as a result of local limitations relating to enforcement (see “Certain Insolvency and Other Local Law Considerations”). Accordingly, there can be no assurance that the Collateral will be able to be sold in a short period of time or at all or that its value will exceed the amount of Indebtedness it secures, including the Senior Secured Notes.

There are other potential impediments to Holders realizing upon the full value of the Collateral. See “Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes.” Among the potential impediments described in such risk factors are risks relating to enforcement of the security interests in jurisdictions outside of the United States, risks relating to dilution of the Collateral by other secured creditors, including the Senior Secured Credit Facilities and the holders of the August 2011 Senior Secured Notes and the holders of the October 2010 Senior Secured Notes and the 2009 Notes and any future permitted secured Indebtedness, risks relating to the use of a Collateral Agent for purposes of securing and enforcing upon the Collateral, risks relating to control of the Collateral Agent by the administrative agent under the Senior Secured Credit Facilities or the representatives of the holders of the August 2011 Senior Secured Notes, the October 2010 Senior Secured Notes or the 2009 Notes, as the case may be, and not by the Trustee or the Holders and risks relating to the fact that the security interests in respect of the Senior Secured Notes will, in certain cases, be relying on the First Lien Intercreditor Agreement to achieve first priority pari passu ranking.

Subject to certain conditions, including compliance with the covenants described under “— Certain Covenants — Impairment of Security Interest” and “— Certain Covenants — Liens,” the Senior Secured Note Guarantors and the Issuers are permitted to pledge the Collateral in connection with certain future Incurrences of Indebtedness, including any Additional Senior Secured Notes, or certain Indebtedness of the Issuers or Indebtedness of the Senior Secured Note Guarantors, in each case as permitted under the Senior Secured Indenture. This may make the Collateral less valuable for the holders of the Senior Secured Notes.

Except as limited by “— Certain Covenants — Impairment of Security Interest,” the Issuers and the Senior Secured Note Guarantors may take actions that would result in diminishing (possibly to zero) the value or existence of the Collateral. In the future, additional assets may be pledged by us to secure debt under the Senior Secured Credit Facilities, the August 2011 Senior Secured Notes, the October 2010 Senior Secured Notes, the 2009 Notes, a Credit Agreement or other Public Debt but may not be pledged to secure the Senior Secured Notes. The book value of our assets may not be indicative of the fair market value of such assets, which could be substantially lower. In addition, a substantial portion of our assets will not constitute Collateral for the Senior Secured Notes in any form. Accordingly, the value of the Collateral could be substantially less than the aggregate principal amount of our First Lien Obligations, including the Senior Secured Notes, the

August 2011 Senior Secured Notes, the October 2010 Senior Secured Notes, the 2009 Notes, the Senior Secured Credit Facilities and other Secured Indebtedness.

Accordingly, holders of the Senior Secured Notes have the benefit of a security interest in only a portion of the value of the Collateral expected to secure the Senior Secured Notes. In addition, certain of the stock and assets pledged by the Senior Secured Note Guarantors in some jurisdictions have been pledged on a priority basis to secure the obligations to the lenders under certain local working capital facilities. See “— Certain Covenants — Future Collateral” for a description of our obligations with respect to assets acquired by us. The Issuers and the Senior Secured Note Guarantors will not be required to implement any security arrangements or enter into Security Documents with respect to Collateral owned or acquired by us, if, in the good faith determination of BP I, doing so would, or would result in a material risk of, conflict with the fiduciary duties of their directors or contravene any legal prohibition or, in the good faith determination of BP I, result in, or in a material risk of, personal or criminal liability on the part of any officer, director or shareholder of BP I, BP II or any of their respective parents or subsidiaries, or if, in the good faith determination of BP I, it would be inconsistent with the Agreed Security Principles; provided, however, that the relevant Issuer or the relevant Senior Secured Note Guarantor must use commercially reasonable efforts to overcome any such obstacle. Under the commercially reasonable efforts standard, perfection of the security interests will not be required if, in the good faith determination of BP I, it would have a material adverse effect on the ability of any of the Issuers or the relevant Senior Secured Note Guarantor to conduct its operations and business in the ordinary course or if, in the good faith determination of BP I, it would be inconsistent with the Agreed Security Principles. If the Issuers and the Senior Secured Note Guarantors do not implement such security arrangements for the benefit of the Senior Secured Notes (other than in circumstances in accordance with the Agreed Security Principles or as described under “— Limitation on Stock Collateral” below), they will be prohibited from implementing security arrangements with respect to the Senior Secured Credit Facilities, the August 2011 Senior Secured Notes, the October 2010 Senior Secured Notes, the 2009 Notes, Public Debt or other Indebtedness except, in the case of such other Indebtedness, for Permitted Liens.

The aggregate amount of the obligations secured by the Collateral may, subject to the limitations set forth in the Senior Secured Notes Indenture, be increased. A portion of the obligations secured by the Collateral consists or may consist of Indebtedness that is revolving in nature, and the amount thereof that may be outstanding at any time or from time to time may be increased or reduced and subsequently reborrowed and such obligations may, subject to the limitations set forth in the Senior Secured Notes Indenture, be increased, extended, renewed, replaced, restated, supplemented, restructured, repaid, refunded, refinanced or otherwise amended or modified from time to time, all without affecting the provisions of the First Lien Intercreditor Agreement defining the relative rights of the parties thereto.

The Issuers and the Senior Secured Note Guarantors will be able to incur additional First Lien Obligations in the future that could share in the Collateral, including Indebtedness secured by a Permitted Lien that may be prior to, or pari passu with, Liens securing the Senior Secured Notes. In addition, we may Incur Indebtedness secured by a Permitted Lien over assets that are not part of the Collateral, and the amount thereof could be significant. The amount of Secured Indebtedness secured with priority over, or on an equal and ratable basis with, Liens securing the Senior Secured Notes will be limited by the covenant disclosed under “— Certain Covenants — Liens,” and the amount of all such additional indebtedness will be limited by the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuances of Disqualified Stock and Preferred Stock.” Under certain circumstances the amount of Indebtedness and other obligations that benefit from prior ranking security interests or that shares equally and ratably in the Collateral could be significant.

Subject to the terms of the Security Documents, the Issuers and the Senior Secured Note Guarantors will have the right to remain in possession and retain exclusive control of the Collateral securing the Senior Secured Notes, to freely operate the Collateral and to collect, invest and dispose of any income therefrom. See “Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — Rights of holders of the senior secured notes may be adversely affected by bankruptcy proceedings in the United States.”

Limitations on Stock Collateral

The Capital Stock and securities of any Restricted Subsidiary (other than BP I, for which we will provide separate financial statements) will constitute Collateral only to the extent that the securing of the Senior Secured Notes with such Capital Stock and securities would not require such Senior Secured Note Guarantor to file separate financial statements with the SEC under Rule 3-16 of Regulation S-X under the Securities Act. In the event that Rule 3-16 of Regulation S-X under the Securities Act requires or is amended, modified or interpreted by the SEC to require (or is replaced with another rule or regulation that would require) the filing with the SEC of separate financial statements of any Restricted Subsidiary (other than BP I) due to the fact that such Restricted Subsidiary’s Capital Stock and securities secure the Senior Secured Notes or any Senior Secured Note Guarantee, then the Capital Stock and securities of such Restricted Subsidiary shall automatically be deemed not to be part of the Collateral (but only to the extent necessary for such Restricted Subsidiary to not be subject to such requirement to provide separate financial statements) and such excluded portion of the Capital Stock and securities is referred to as the “Excluded Stock Collateral.” In such event, the Security Documents may be amended, modified or supplemented, without the consent of any Holder, to the extent necessary to release the security interests on the Excluded Stock Collateral.

In the event that Rule 3-16 of Regulation S-X under the Securities Act is amended, modified or interpreted by the SEC to permit (or is replaced with another rule or regulation that would permit) any Restricted Subsidiary’s Excluded Stock Collateral to secure the Senior Secured Notes in excess of the amount then pledged without the filing with the SEC of separate financial statements of such Senior Secured Note Guarantor, then the Capital Stock and securities of such Restricted Subsidiary shall automatically be deemed to be a part of the Collateral (but only to the extent possible without such Restricted Subsidiary becoming subject to any such filing requirement). In such event, the Security Documents may be amended or modified, without the consent of any Holder, to the extent necessary to subject to the Liens under the Security Documents such additional Capital Stock and securities.

In accordance with the limitations set forth in the two immediately preceding paragraphs, on the date that Rule 3-16 of Regulation S-X becomes applicable to the Senior Secured Notes, other than with respect to BP I, whose shares of Capital Stock will be part of the Collateral without regard to the limits described above, the Collateral will include shares of Capital Stock of the Restricted Subsidiaries only to the extent that the applicable value of such Capital Stock (on an entity-by-entity basis) is less than 20% of the aggregate principal amount of the outstanding Senior Secured Notes. Certain of the Senior Secured Note Guarantors have Capital Stock valued at or in excess of 20% of the aggregate principal amount of the outstanding Senior Secured Notes; accordingly if Rule 3-16 of Regulation S-X under the Securities Act was applicable to the Senior Secured Notes on such date, each such Senior Secured Note Guarantor’s pledge of such stock as Collateral would be deemed to be limited to stock with a value that is less than 20% of the aggregate principal amount of the outstanding Senior Secured Notes pursuant to these provisions. In the event that Rule 3-16 of Regulation S-X becomes applicable to the Senior Secured Notes, we anticipate that the Capital Stock of multiple subsidiaries of ours organized in various jurisdictions will be subject to such limitations. If, at any time after Rule 3-16 of Regulation S-X becomes applicable to the Senior Secured Notes, the applicable value of the Capital Stock of any Senior Secured Note Guarantor is equal to or exceeds 20% of the aggregate principal amount of the Senior Secured Notes outstanding, the pledge of such Senior Secured Note Guarantor’s Capital Stock shall automatically be deemed to be limited to stock with a value that is less than 20% of the aggregate principal amount of the outstanding Senior Secured Notes. If, at any time after the date Rule 3-16 of Regulation S-X becomes applicable to the Senior Secured Notes, the applicable value of 100% of the Capital Stock of any Senior Secured Note Guarantor becomes less than 20% of the aggregate principal amount of the Senior Secured Notes outstanding and the pledge of such Capital Stock has been deemed limited in accordance with this paragraph prior to such date, the pledge of such Senior Secured Note Guarantor’s Capital Stock shall automatically be deemed to be 100% of its Capital Stock. Accordingly, the portion of the Capital Stock of the Issuers or the Senior Secured Note Guarantors constituting Collateral may decrease or increase as described above. We conduct substantially all of our business through our subsidiaries, many of which have capital stock with a value in excess of 20% of the aggregate principal amount of the

Senior Secured Notes. Accordingly, the pledge of stock and securities with respect to each such subsidiary will be limited in value to less than 20% of the aggregate principal amount of the Senior Secured Notes.

In certain circumstances, the pledges by certain entities of intercompany proceeds loans to which they are a party, including the pledge of the Luxembourg Proceeds Loans by the holders thereof and the pledge of the US Proceeds Loans by the holders thereof could be viewed as a pledge of a security by such entity. Accordingly, such entities’ pledge of such proceeds loans could be limited to 20% of the value of the proceeds loans, in accordance with the foregoing paragraphs.

Brief Summary of Security Documents and Intercreditor Agreements

The Issuers, the Senior Secured Note Guarantors, and the Collateral Agent (or agents thereof) have entered into multiple agreements or other instruments defining the terms of the security interests that secure the Senior Secured Notes and the Senior Secured Note Guarantees. Those agreements or other instruments pursuant to which security interests in the Collateral are granted to secure the Senior Secured Notes or the Senior Secured Note Guarantees from time to time are referred to as the “Security Documents.” The security interests secure the payment and performance when due of the Obligations of the Issuers and the Senior Secured Note Guarantors under the Senior Secured Notes, the Senior Secured Notes Indenture, the Senior Secured Note Guarantees and the Security Documents, as provided in the Security Documents. Since the Holders are not parties to the Security Documents, the First Lien Intercreditor Agreement or the 2007 Intercreditor Agreement, Holders may not, individually or collectively, take any direct action to enforce any rights in their favor under the Security Documents, the First Lien Intercreditor Agreement or the 2007 Intercreditor Agreement. The Holders may only act by instructing the Trustee to act whether through the Collateral Agent or otherwise.

We are party to two intercreditor agreements that govern the relative rights of the obligors under our existing and future financing arrangements: (1) the 2007 Intercreditor Agreement which sets forth the relative rights and obligations with respect to the Senior Secured Notes, lenders (and other secured parties, including certain Local Facilities and providers of Hedging Obligations) under the Senior Secured Credit Facilities, the holders of the October 2010 Senior Secured Notes, the holders of the 2009 Notes, the holders of the 2007 Senior Notes and the holders of the 2007 Senior Subordinated Notes and (2) the First Lien Intercreditor Agreement which sets forth the relative rights and obligations of the lenders (and other secured parties, including certain Local Facilities and providers of Hedging Obligations) under the Senior Secured Credit Facilities and the holders of the 2009 Notes, the October 2010 Senior Secured Notes and the Senior Secured Notes with respect to the Collateral. See “Description of Certain Other Indebtedness and Intercreditor Agreements — First Lien Intercreditor Agreement.”

The Trustee, as representative for the holders of the Senior Secured Notes, entered into a joinder to the First Lien Intercreditor Agreement and an accession deed to the 2007 Intercreditor Agreement and took other steps required to make the obligation with respect to the Senior Secured Notes become “Additional Obligations” under the First Lien Intercreditor Agreement.

Under the First Lien Intercreditor Agreement, as described below, the “Applicable Representative” has the right to direct the Collateral Agent to initiate foreclosures, release Liens in accordance with the Senior Secured Credit Facilities, the Senior Secured Note Documents, the October 2010 Note Documents, the 2009 Note Documents and the documents governing any other series of pari passu first lien obligations that are included as “Additional Obligations” as defined in and under the First Lien Intercreditor Agreement and take other actions with respect to the Shared Collateral (as defined below), and the representatives of other series of Obligations party to the First Lien Intercreditor Agreement have no right to direct the Collateral Agent to take actions with respect to the Shared Collateral. The Applicable Representative is currently the administrative agent under the Senior Secured Credit Facilities. As long as such administrative agent is the Applicable Representative, the Trustee, as representative of the holders of the Senior Secured Notes, the trustee under the 2009 Indenture and the trustee under the October 2010 Senior Secured Indenture, will have no rights to direct the Collateral Agent to take any action under the First Lien Intercreditor Agreement. Generally, “Shared Collateral” means, at any time, Collateral in which the holders of two or more series of Obligations (or their respective representatives) hold a valid security interest or upon the enforcement of any guarantee held by two or more series of Obligations (or their respective representatives), the proceeds of such enforcement.

The administrative agent under the Senior Secured Credit Facilities will remain the Applicable Representative until the earlier of (1) the discharge of our Obligations under the Senior Secured Credit Facilities and (2) the Cut-Off Date (as defined below) (unless the Cut-Off-Date has been stayed, deemed not to have occurred or rescinded pursuant to the definition thereof). After such date, the Applicable Representative will be the representative of the series of Obligations that constitutes the largest outstanding principal amount of any then outstanding series of Obligations party to the First Lien Intercreditor Agreement, other than the Obligations under the Senior Secured Credit Facilities, with respect to the Shared Collateral (the “Non-Controlling Representative”) (which series of Obligations may be the 2009 Notes, the October 2010 Senior Secured Notes or an additional series of Obligations to be incurred in the future). Accordingly, the Trustee, as representative of the holders of the Senior Secured Notes, may not ever have the right to control the remedies and take other actions with respect to the Shared Collateral.

The “Cut-Off Date” means, with respect to any Non-Controlling Representative, the date which is at least 90 days (throughout which 90 day period such Person was the Non-Controlling Representative) after the occurrence of both (i) an Event of Default (under and as defined in the instrument under which such Non-Controlling Representative is appointed as the representative) and (ii) the Collateral Agent’s and each other relevant representative’s receipt of written notice from such Non-Controlling Representative certifying that (x) such an Event of Default has occurred and is continuing and (y) the Obligations of the series with respect to which such Non-Controlling Representative is the representative are currently due and payable in full (whether as a result of acceleration thereof or otherwise) in accordance with the terms of the applicable instrument governing such Obligations; provided, however, that the Cut-Off Date shall be stayed and shall not occur and shall be deemed not to have occurred and be rescinded (1) at any time the administrative agent under the Senior Secured Credit Facilities or the Collateral Agent has commenced and is diligently pursuing any enforcement action with respect to any Shared Collateral or (2) at any time any grantor which has granted a security interest in such Shared Collateral is then a debtor under or with respect to (or otherwise subject to) any insolvency or liquidation proceeding.

Under the First Lien Intercreditor Agreement, (i) the Applicable Representative has the sole right to instruct the Collateral Agent to act or refrain from acting with respect to the Shared Collateral, (ii) the Collateral Agent shall not follow any instructions with respect to such Shared Collateral from any representative of any Non-Controlling Secured Party (as defined below) or other party to the First Lien Intercreditor Agreement (other than the Applicable Representative) and (iii) no representative of any Non-Controlling Secured Party or other party to the First Lien Intercreditor Agreement (other than the Applicable Representative) will instruct the Collateral Agent to commence any judicial or non-judicial foreclosure proceedings with respect to, seek to have a trustee, receiver, liquidator or similar official appointed for or over, attempt any action to take possession of, exercise any right, remedy or power with respect to, or otherwise take any action to enforce its interests in or realize upon, or take any other action available to it in respect of, any Shared Collateral. A “Non-Controlling Secured Party” shall mean any secured party to the First Lien Intercreditor Agreement whose representative under the First Lien Intercreditor Agreement is not the Applicable Representative. Until the earlier of (1) the discharge of our Obligations under the Senior Secured Credit Facilities and (2) the Cut-Off Date (unless the Cut-Off-Date has been stayed, deemed not to have occurred or rescinded pursuant to the definition thereof), the holders of the Senior Secured Notes, the holders of the October 2010 Senior Secured Notes and the holders of the 2009 Notes will be Non-Controlling Secured Parties. Accordingly, the holders of Senior Secured Notes could be Non-Controlling Secured Parties indefinitely.

Notwithstanding the equal priority of the Liens on any Shared Collateral, the Collateral Agent, acting on the instructions of the Applicable Representative, may deal with the Collateral as if such Applicable Representative had a senior Lien on such Collateral. No representative of any Non-Controlling Secured Party may contest, protest or object to any foreclosure proceeding or action brought by the Collateral Agent. Each of the parties to the First Lien Intercreditor Agreement will agree that it will not contest or support any other person in contesting, in any proceeding (including any insolvency or liquidation proceeding), the perfection, priority, validity or enforceability of a Lien held by or on behalf of any of the parties to the First Lien Intercreditor Agreement in all or any part of the Shared Collateral, or the provisions of the First Lien Intercreditor Agreement.

If an Event of Default (under and as defined in an instrument pursuant to which a series of Obligations whose representative is party to the First Lien Intercreditor Agreement is Incurred) has occurred and is continuing and the Collateral Agent is taking action to enforce rights in respect of any Shared Collateral, or any distribution is made in respect of any Shared Collateral in any insolvency or liquidation proceeding or otherwise of any grantor of Collateral, or the Collateral Agent or any secured party receives any payment pursuant to any intercreditor agreement (other than the First Lien Intercreditor Agreement) with respect to any Shared Collateral, the proceeds of any sale, collection or other liquidation or disposition of any such Shared Collateral received by the Collateral Agent or any secured party and proceeds of any such distribution, shall be applied (i) first, to the payment of all amounts owing to the Collateral Agent (in its capacity as such) pursuant to the terms of the First Lien Intercreditor Agreement and any instrument pursuant to which a series of Obligations whose representative is party to the First Lien Intercreditor Agreement is Incurred, (ii) second, subject to certain limited exceptions, to the payment in full of the Obligations of each series of Obligations whose representative is party to the First Lien Intercreditor Agreement on a ratable basis in accordance with the amounts of such Obligations under the terms of the applicable instrument pursuant to which such Obligations have been incurred and (iii) third, to satisfy other Obligations, including to the extent applicable, under the 2007 Intercreditor Agreement.

If any party to the First Lien Intercreditor Agreement obtains possession of any Shared Collateral or realizes any proceeds or payment in respect of any such Shared Collateral, pursuant to any Security Document or by the exercise of any rights available to it under applicable law or in any insolvency or liquidation proceeding or through any other exercise of remedies (including pursuant to any intercreditor agreement), at any time prior to the discharge of each series of Obligations whose representative is party to the First Lien Intercreditor Agreement, then it shall hold such Shared Collateral, proceeds or payment in trust for the other parties to the First Lien Intercreditor Agreement and promptly transfer such Shared Collateral, proceeds or payment, as the case may be, to the Collateral Agent, to be distributed in accordance with the provisions described in the immediately preceding paragraph.

In addition, under the First Lien Intercreditor Agreement, each secured noteholder and secured party under the Senior Secured Credit Facilities (and any additional Persons who may become party to the First Lien Intercreditor Agreement) agrees that (i) it will not institute any suit or assert in any insolvency or litigation proceeding any claim against the Collateral Agent or any other party to the First Lien Intercreditor Agreement seeking damages from or other relief by way of specific performance, instructions or otherwise with respect to any Shared Collateral, (ii) it will not seek, and will waive any right, to have any Shared Collateral or any part thereof marshaled upon any foreclosure or other disposition of such Shared Collateral and (iii) it will not attempt, directly or indirectly, whether by judicial proceedings or otherwise, to challenge the enforceability of any provision of the First Lien Intercreditor Agreement.

By purchasing the Senior Secured Notes, each noteholder authorized the Trustee (1) to appoint the Collateral Agent to act on its behalf as the Collateral Agent under the First Lien Intercreditor Agreement and under each of the other Security Documents and (2) to authorize the Collateral Agent to take such actions on its behalf and to exercise such powers as are delegated to the Collateral Agent by the terms of the First Lien Intercreditor Agreement and the other Security Documents, including for purposes of acquiring, holding and enforcing any and all Liens on Collateral granted by any grantor thereunder to secure any of the First Lien Obligations, together with such powers and discretion as are reasonably incidental thereto.

The First Lien Intercreditor Agreement provides that the Collateral Agent shall not have any duties or obligations except those expressly set forth therein and in the other Security Documents. Without limiting the generality of the foregoing, the Collateral Agent:

(i) shall not be subject to any fiduciary or other implied duties, regardless of whether an Event of Default has occurred and is continuing;

(ii) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated by the First Lien Intercreditor Agreement or by the other Security Documents that the Collateral Agent is required to exercise as directed in writing by the Applicable Representative; provided that the Collateral Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Collateral Agent to liability or that is contrary to any Security Document or applicable law;

(iii) shall not, except as expressly set forth in the First Lien Intercreditor Agreement and in the other Security Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to a grantor or any of its Affiliates that is communicated to or obtained by the Collateral Agent or any of its Affiliates in any capacity;

(iv) shall not be liable for any action taken or not taken by it (1) with the consent or at the request of the Applicable Representative or (2) in the absence of its own gross negligence or willful misconduct or (3) in reliance on a certificate of an authorized officer of an Issuer stating that such action is permitted by the terms of this Agreement; and

(v) shall not be required to take any action for which it has not received written directions and indemnity satisfactory to it.

The Collateral Agent shall be deemed not to have knowledge of any Event of Default under any series of Obligations unless and until notice describing such Event Default is given to the Collateral Agent by the Representative of such Obligations or a party to the First Lien Intercreditor Agreement. In addition, among other things, the Collateral Agent shall not be responsible for or have any duty to ascertain or inquire into (1) any statement, warranty or representation made in or in connection with the First Lien Intercreditor Agreement or any other Security Document, (2) the contents of any certificate, report or other document delivered under the First Lien Intercreditor Agreement or any other Security Document, (3) the performance or observance of any of the covenants, agreements or other terms or conditions set forth in the First Lien Intercreditor Agreement or any other Security Document, or the occurrence of any Default, (4) the creation, perfection or priority of any Lien purported to be created by the Security Documents or (5) the value or the sufficiency of any Collateral for any series of Obligations, including the Senior Secured Notes.

Future Collateral

Subject to the limitations and exceptions in the Agreed Security Principles, if the Issuers or any Senior Secured Note Guarantor creates any additional security interest upon any property or asset to secure any other First Lien Obligations under the Senior Secured Credit Facilities, any other Credit Agreement or Public Debt, it must use commercially reasonable efforts to concurrently grant a security interest (subject to Permitted Liens) upon such property as security for the Senior Secured Notes; provided, however, that it will not be required to do so if, in the good faith determination of BP I, so doing would, or would result in a material risk of, conflict with the fiduciary duties of the directors of BP I, BP II or any of their respective parents or subsidiaries or contravene any legal prohibition or, in the good faith determination of BP I, result in, or in material risk of, personal or criminal liability on its part of any officer, director or shareholder of BP I, BP II or any of their respective parents or subsidiaries or, in the good faith determination of BP I, be inconsistent with the Agreed Security Principles. Also, if granting a security interest in such property requires the consent of a third party, subject to the Agreed Security Principles, the Issuers will use commercially reasonable efforts to obtain such consent with respect to the security interest for the benefit of the Trustee on behalf of the holders of the Senior Secured Notes. Under the commercially reasonable efforts standard, the Issuers will not be obligated to seek to obtain consent if, in the good faith determination of BP I, to do so would have a material adverse effect on the ability of the Issuers or the relevant Senior Secured Note Guarantors to conduct their operations and business in the ordinary course or if, in good faith determination of BP I, to do so would be inconsistent with the Agreed Security Principles. If such third party does not consent to the granting of the security interest after the use of such commercially reasonable efforts, the applicable entity will not be required to provide such security interest. See “Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — Security interests in respect of the collateral may be adversely affected by the failure to perfect security interests in certain collateral presently owned or acquired in the future” and “— Certain Covenants — Future Collateral.”

Release of Collateral

The security interests in the Collateral for the benefit of the Senior Secured Notes will be released:

(a) upon payment in full of principal, interest and all other Obligations on the Senior Secured Notes issued under the Senior Secured Notes Indenture or discharge or defeasance thereof;

(b) to the extent a Senior Secured Note Guarantor would be and is so released pursuant to clause (2) under “— Senior Secured Note Guarantees — Release of Senior Secured Note Guarantees.”;

(c) to enable us to consummate the disposition of such property or assets to the extent not prohibited under the covenant described under “— Certain Covenants — Asset Sales”;

(d) in the case of property or assets of a Senior Secured Note Guarantor that is released from its Senior Secured Note Guarantee with respect to the Senior Secured Notes, on the release of the Senior Secured Note Guarantee of such Senior Secured Note Guarantor;

(e) in the case of the property and assets of a specific Senior Secured Note Guarantor, such Senior Secured Note Guarantor making a Transfer permitted by clause (y) of the last paragraph under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets”;

(f) in the circumstances described under “— Amendment and Waivers” below (including to the extent necessary to facilitate the assumption by a Successor Company of the obligations of the Issuers under the Senior Secured Notes Indenture and the Senior Secured Notes or to provide for the assumption by a Successor Senior Secured Note Guarantor of the obligations of a Senior Secured Note Guarantor under the Senior Secured Notes Indenture and its Senior Secured Note Guarantee);

(g) by the Trustee or Collateral Agent, acting on the instructions of the Applicable Representative in accordance with the terms of the First Lien Intercreditor Agreement (other than releases of all or substantially all of the Collateral); or

(h) upon a legal defeasance or covenant defeasance under the Senior Secured Notes Indenture as described below under “— Defeasance.”

The security interest in the 2007 Notes Collateral in favor of the 2007 Senior Notes and 2007 Senior Subordinated Notes will be released upon an enforcement action in accordance with the 2007 Intercreditor Agreement. In addition, in order to secure new Indebtedness (where such Indebtedness is permitted under the Senior Secured Notes Indenture and the Lien securing such Indebtedness is a Permitted Lien that is entitled to rank equal with, in priority to or behind the security interests on the Collateral, as applicable), on the date on which such new Indebtedness is incurred, and subject to no Default having occurred and being continuing, the Trustee or Collateral Agent for the Senior Secured Notes, as applicable, is authorized by the Trustee and the Holders to, and shall, at the request of the Issuers or RGHL, release the security interests in the Collateral and will, simultaneously with the grant of Liens in respect of the new Indebtedness, retake such security interests in the Collateral; provided, however, that all holders of Liens on behalf of other Indebtedness or obligations secured by such Collateral concurrently release and (if applicable) retake the security interests in the same manner; provided further, however, that following such release and retaking the security interests in the Collateral are not subject to any new hardening period or limitation (excluding any such hardening period or limitation that existed prior to such release and retaking) which is not also applicable to the Lien granted in favor of the new Indebtedness and any such other Indebtedness or obligations (it being understood that the new Indebtedness and such other Indebtedness and obligations may be subject to longer or more onerous hardening periods or limitations) or the Trustee shall have received a solvency opinion.

To the extent required under the mandatory provisions of the US Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), the Issuers will comply with the provisions of Section 314(b) and 314(d) of the Trust Indenture Act, in each case following qualification of the Senior Secured Notes Indenture pursuant to the Trust Indenture Act. Any certificate or opinion required by Section 314(d) of the Trust Indenture Act may be delivered by an Officer of any Issuer except in cases where Section 314(d) requires that such certificate or opinion be made by an independent engineer, appraiser or other expert, who shall be reasonably satisfactory to the Trustee. Notwithstanding anything to the contrary herein, the Issuers and the Senior Secured Note Guarantors will not be required to comply with all or any portion of Section 314(d) of the Trust Indenture Act if they determine, in good faith based on advice of counsel (which may be internal counsel), that under the terms of such section or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including “no action” letters or exemptive orders, all or any portion of Section 314(d) of the Trust Indenture Act is inapplicable to the released Collateral. Without limiting the generality of the foregoing, certain no-action letters issued by the SEC have permitted an indenture qualified under the Trust Indenture Act to contain provisions permitting the release of collateral from liens under such indenture in the ordinary course of our business without requiring us to provide certificates and other documents under Section 314(d) of the Trust Indenture Act. In addition, under interpretations provided by the SEC, to the extent that a release of a lien is made without the need to obtain the consent of the Holders or the Trustee, the provisions of Section 314(d) may be inapplicable to the release. The Issuers believe, therefore, that such provisions of Section 314(d) will be inapplicable to the release of collateral for so long as releases of collateral are controlled by the lenders under the Senior Secured Credit Facilities and certain other conditions apply.

Upon certification by the Issuers, each of the Trustee and the Collateral Agent shall execute all documents reasonably requested of it to effectuate any release in accordance with these provisions, subject to customary protections and indemnifications. The Collateral Agent or the Trustee, as applicable, at the instruction of and at the cost of the Issuers (as applicable), will agree to any release of the Liens on the Collateral created by the Security Documents that is in accordance with the Senior Secured Notes Indenture and the First Lien Intercreditor Agreement and 2007 Intercreditor Agreement without requiring any consent of the Holders, in reliance upon an Opinion of Counsel or Officers’ Certificate to that effect delivered by the Issuers.

Change of Control

Upon the occurrence of any of the following events (each, a “Change of Control”), each holder will have the right to require the Issuers to repurchase all or any part of such holder’s Senior Secured Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), except to the extent the Issuers have previously elected to redeem all of the Senior Secured Notes as described under “— Optional Redemption:”

(1) the sale, lease or transfer, in one or a series of transactions, of all or Substantially All the assets of BP II or BP I and its Subsidiaries, taken as a whole, to a Person other than, directly or indirectly, any of the Permitted Holders;

(2) BP I becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than any of the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), of more than 50% of the total voting power of the Voting Stock of the US Issuer I, the US Issuer II, the Luxembourg Issuer, BP I or BP II or any direct or indirect parent of BP I or BP II; or

(3) RGHL ceases to own, directly or indirectly, 100% of the Capital Stock of BP I, BP II, BP III or any of the Issuers, other than directors’ qualifying shares or other de minimis shareholdings required by law.

In the event that at the time of such Change of Control the terms of any Bank Indebtedness restrict or prohibit the repurchase of Senior Secured Notes pursuant to this covenant, then prior to the mailing (or delivery) of the notice to holders provided for in the immediately following paragraph but in any event within 45 days following any Change of Control, the Issuers shall:

(1) repay in full all such Bank Indebtedness or, if doing so will allow the purchase of Senior Secured Notes, offer to repay in full all such Bank Indebtedness and repay the Bank Indebtedness of each lender that has accepted such offer; or

(2) obtain the requisite consent under the agreements governing such Bank Indebtedness to permit the repurchase of the Senior Secured Notes as provided for in the immediately following paragraph.

The Issuers’ failure to comply with such provisions or the provisions of the immediately following paragraph shall constitute an Event of Default described in clause (4) and not in clause (2) under “— Defaults” below.

Within 45 days following any Change of Control, except to the extent that the Issuers have exercised their right to redeem the Senior Secured Notes by delivery of a notice of redemption as described under “— Optional Redemption,” or all conditions to such redemption have been satisfied or waived, the Issuers shall mail (or otherwise deliver in accordance with applicable DTC procedures) a notice (a “Change of Control Offer”) to each holder with a copy to the Trustee stating:

(1) that a Change of Control has occurred and that such holder has the right to require the Issuers to repurchase such holder’s Senior Secured Notes at a repurchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date) (the “Change of Control Payment”);

(2) the circumstances and relevant facts and financial information regarding such Change of Control;

(3) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed or delivered) (the “Change of Control Payment Date”);

(4) the instructions determined by the Issuers, consistent with this covenant, that a holder must follow in order to have its Senior Secured Notes purchased; and

(5) if applicable and such notice is mailed prior to the occurrence of a Change of Control, that such offer is conditioned on the occurrence of such Change of Control.

A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

In addition, the Issuers will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Senior Secured Notes Indenture applicable to a Change of Control Offer made by the Issuers and purchases all Senior Secured Notes validly tendered and not withdrawn under such Change of Control Offer.

On the Change of Control Payment Date, if the Change of Control shall have occurred, the Issuers will, to the extent lawful:

(1) accept for payment all Senior Secured Notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Senior Secured Notes so tendered;

(3) deliver or cause to be delivered to the Trustee an Officers’ Certificate stating the Senior Secured Notes or portions of the Senior Secured Notes being purchased by the Issuers in the Change of Control Offer;

(4) in the case of Global Senior Secured Notes, deliver, or cause to be delivered, to the principal Paying Agent the Global Senior Secured Notes in order to reflect thereon the portion of such Senior Secured Notes or portions thereof that have been tendered to and purchased by the Issuers; and

(5) in the case of Definitive Registered Senior Secured Notes, deliver, or cause to be delivered, to the relevant Registrar for cancellation all Definitive Registered Senior Secured Notes accepted for purchase by the Issuers.

The Paying Agent will promptly mail (or otherwise deliver in accordance with applicable DTC procedures) to each holder of Senior Secured Notes so tendered the Change of Control Payment for such Senior Secured Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder of Senior Secured Notes a new Senior Secured Note equal in principal amount to the unpurchased portion of the Senior Secured Notes surrendered, if any; provided, however, that each such new Senior Secured Note will be in a principal amount that is at least $100,000 and integral multiples of $1,000 in excess thereof.

Senior Secured Notes repurchased by the Issuers or an Affiliate pursuant to a Change of Control Offer will have the status of Senior Secured Notes issued but not outstanding or will be retired and canceled at the option of the Issuers. Senior Secured Notes purchased by an unaffiliated third party pursuant to the procedure described above will have the status of Senior Secured Notes issued and outstanding.

The Issuers will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Senior Secured Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

This Change of Control repurchase provision is a result of negotiations between RGHL, the Issuers and the Initial Purchasers. None of RGHL, BP I, BP II and the Issuers has any present intention to engage in a transaction involving a Change of Control, although it is possible that they could decide to do so in the future. Subject to the limitations discussed below, RGHL, BP I, BP II or any of the Restricted Subsidiaries, including the Issuers, could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Senior Secured Notes Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the capital structure or credit rating of RGHL or its Restricted Subsidiaries, including the Issuers.

The occurrence of events that would constitute a Change of Control would require repayment of all amounts outstanding under the Senior Secured Credit Facilities and would trigger the requirement that we offer to purchase the Senior Notes, the October 2010 Senior Notes, the October 2010 Senior Secured Notes, the May 2010 Notes, the 2009 Notes, the 2007 Senior Notes and the 2007 Senior Subordinated Notes at 101% of the principal amount thereof. Agreements and instruments with respect to future indebtedness that RGHL or any of its Subsidiaries may incur may contain prohibitions on certain events that would constitute a Change of Control or require such indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Issuers to repurchase the Senior Secured Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Issuers. Finally, the Issuers’ ability to pay cash to the holders upon a repurchase may be limited by the Issuers’ then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. Neither RGHL nor any of its Restricted Subsidiaries are required to advance us funds to make any Change of Control Payment. See “Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — We may be unable to raise the funds necessary to finance the change of control repurchase offers required by the indentures governing the notes and similar requirements in the agreements governing our other indebtedness.”

The provisions under the Senior Secured Notes Indenture relating to the Issuers’ obligation to make an offer to repurchase the Senior Secured Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of outstanding Senior Secured Notes.

Certain Covenants

Set forth below are summaries of certain covenants that are contained in the Senior Secured Notes Indenture.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.  The Senior Secured Notes Indenture provides that:

(1) each of BP I and BP II will not, and will not permit any Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock; and

(2) each of BP I and BP II will not permit any Restricted Subsidiaries (other than a Senior Secured Note Guarantor) to issue any shares of Preferred Stock;

provided, however, that BP I and BP II may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Restricted Subsidiary may Incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock or issue shares of Preferred Stock, in each case if the Fixed Charge Coverage Ratio of BP I and BP II on a combined basis for the most recently ended four full fiscal quarters for which combined internal financial statements of BP I and BP II are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period; provided that the amount of Indebtedness that may be Incurred and Disqualified Stock or Preferred Stock that may be issued pursuant to the foregoing by Restricted Subsidiaries that are not the Issuers or Senior Secured Note Guarantors shall not exceed $20.0 million at any one time outstanding.

The foregoing limitations will not apply to (collectively, “Permitted Debt”):

(a) the Incurrence by BP I, BP II or any Restricted Subsidiaries of Indebtedness under (i) the Credit Agreement and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) in an aggregate principal amount not to exceed (A) $3,855.0 million of term loan facilities, plus (B) €250.0 million of term loan facilities, plus (C) $120.0 million of revolving credit facilities and ancillary facilities that relate to revolving credit facilities, plus (D) €80.0 million of revolving credit facilities and ancillary facilities that relate to revolving credit facilities and (ii) Local Facility Agreements in an aggregate principal amount not to exceed €80.0 million;

(b) the Incurrence by the Issuers and the Senior Secured Note Guarantors of Indebtedness represented by the Senior Secured Notes (not including any Additional Senior Secured Notes) and the Senior Secured Note Guarantees;

(c) Indebtedness existing on the Issue Date (other than Indebtedness described in clauses (a) and (b)) and the Incurrence by the Issuers and the Senior Note Guarantors of Indebtedness represented by the Senior Notes (not including any additional Senior Notes) and the Senior Note Guarantees;

(d) Indebtedness (including Capitalized Lease Obligations) Incurred by BP I, BP II or any Restricted Subsidiaries, Disqualified Stock issued by BP I, BP II or any Restricted Subsidiaries and Preferred Stock issued by any Restricted Subsidiaries to finance (whether prior to or within 270 days after) the purchase, lease, construction or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) and Indebtedness, Disqualified Stock or Preferred Stock of a Restricted Subsidiary that serves to refund, refinance or defease any of the foregoing; provided that the aggregate amount of all Indebtedness outstanding pursuant to this clause (d) shall not at any time exceed 2.0% of Total Assets;

(e) Indebtedness Incurred by BP I, BP II or any Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit and bank guarantees issued in the ordinary course of business, including without limitation letters of credit in respect of workers’ compensation claims, health, disability or other benefits to employees or former employees or their families or property, casualty or liability insurance or self-insurance, and letters of credit in connection with the maintenance of, or pursuant to the requirements of, environmental or other permits or licenses from governmental authorities, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims;

(f) Indebtedness arising from agreements of BP I, BP II or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred in connection with the Transactions or any other acquisition or disposition of any business, assets or a Subsidiary of BP I or BP II in accordance with the terms of the Senior Secured Notes Indenture, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(g) Indebtedness of BP I or BP II to a Restricted Subsidiary; provided that, except in respect of intercompany current liabilities incurred in the ordinary course of business in connection with the cash management operations of BP I, BP II and the Restricted Subsidiaries, any such Indebtedness owed to a Restricted Subsidiary that is not one of the Issuers or a Senior Secured Note Guarantor shall within 90 days of the Issue Date, to the extent legally permitted, be subordinated in right of payment to the obligations of the Issuers under the Senior Secured Notes or the obligations of BP I under its Senior Secured Note Guarantee, as applicable; provided further however, that any subsequent issuance or transfer of any Capital Stock or any other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to BP I, BP II or a Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien) shall be deemed, in each case, to be an Incurrence of such Indebtedness not permitted by this clause (g);

(h) shares of Preferred Stock of a Restricted Subsidiary issued to BP I, BP II or a Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary that holds such shares of Preferred Stock of another Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to BP I, BP II or a Restricted Subsidiary) shall be deemed, in each case, to be an issuance of shares of Preferred Stock not permitted by this clause (h);

(i) Indebtedness of a Restricted Subsidiary to BP I, BP II or another Restricted Subsidiary; provided that except in respect of intercompany current liabilities incurred in the ordinary course of business in connection with the cash management operations of BP I, BP II and the Restricted Subsidiaries, if a Senior Secured Note Guarantor Incurs such Indebtedness to a Restricted Subsidiary that is not one of the Issuers or a Senior Secured Note Guarantor, such Indebtedness shall within 90 days of the Issue Date, to the extent legally permitted, be subordinated in right of payment to the Senior Secured Note Guarantee of such Senior Secured Note Guarantor; provided further that any subsequent issuance or transfer of any Capital Stock or any other event that results in any Restricted Subsidiary holding such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to BP I, BP II or another Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien) shall be deemed, in each case, to be an Incurrence of such Indebtedness not permitted by this clause (i);

(j) Hedging Obligations that are Incurred not for speculative purposes but (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the Senior Secured Notes Indenture to be outstanding; (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges; or (3) for the purpose of fixing or hedging commodity price risk with respect to any commodity purchases or sales;

(k) obligations in respect of performance, bid, appeal and surety bonds and completion guarantees provided by BP I, BP II or any Restricted Subsidiary in the ordinary course of business or consistent with past practice;

(l) (i) any guarantee by BP I, BP II or a Restricted Subsidiary of Indebtedness or other obligations of BP I, BP II or any Restricted Subsidiaries so long as the Incurrence of such Indebtedness Incurred by BP I, BP II or such Restricted Subsidiary was not in violation of the terms of the Senior Secured Notes Indenture or (ii) Indebtedness of BP I, BP II or any Restricted Subsidiary arising by reason of any Lien permitted to be granted or to subsist pursuant to “— Certain Covenants — Limitation on Liens” and so long as the Indebtedness secured by such Lien was not incurred in violation of the Senior Secured Notes Indenture;

(m) the Incurrence by BP I, BP II or a Restricted Subsidiary of Indebtedness or Disqualified Stock or Preferred Stock of a Restricted Subsidiary, in either case, that serves to refund, refinance or defease any Indebtedness Incurred or Disqualified Stock or Preferred Stock issued as permitted under the first paragraph of this covenant or clauses (b), (c), (m) and (n) of this paragraph or any Indebtedness, Disqualified Stock or Preferred Stock Incurred to so refund or refinance such Indebtedness, Disqualified Stock or Preferred Stock, including any additional Indebtedness, Disqualified Stock or Preferred Stock Incurred to pay premiums (including tender premium), defeasance costs and fees in connection therewith (subject to the following proviso, “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness will be Refinancing Indebtedness if and to the extent it:

(1) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred that is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded, refinanced or defeased and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Indebtedness, Disqualified Stock and Preferred Stock being refunded or refinanced that were due on or after the date one year following the last maturity date of any Senior Secured Notes then outstanding were instead due on such date one year following the last date of maturity of the Senior Secured Notes (provided that any Refinancing Indebtedness Incurred in reliance on this subclause (1)(y) does not provide for any scheduled principal payments prior to the maturity date of the Senior Secured Notes in excess of, or prior to, the scheduled principal payments due prior to such maturity for the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced or defeased);

(2) has a Stated Maturity that is not earlier than the earlier of (x) the Stated Maturity of the Indebtedness being refunded, refinanced or defeased or (y) 91 days following the maturity date of the Senior Secured Notes;

(3) refinances (a) Indebtedness junior to the Senior Secured Notes or any Senior Secured Note Guarantee, such Refinancing Indebtedness is junior to the Senior Secured Notes or the Senior Secured Note Guarantee of such Senior Secured Note Guarantor, as applicable, or (b) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness is Disqualified Stock or Preferred Stock; and

(4) does not include (x) Indebtedness of BP I, BP II or a Restricted Subsidiary that is not one of the Issuers or a Senior Secured Note Guarantor that refinances, refunds or defeases Indebtedness of BP I, BP II, any Issuer or any Senior Secured Note Guarantor, or (y) Indebtedness of BP I, BP II or a Restricted Subsidiary that refinances, refunds or defeases Indebtedness of an Unrestricted Subsidiary;

(n) Indebtedness, Disqualified Stock or Preferred Stock of (x) BP I, BP II or a Restricted Subsidiary Incurred to finance an acquisition, merger, consolidation or amalgamation or (y) Persons that constitutes Acquired Indebtedness; provided, however, that after giving effect to such acquisition or merger, consolidation or amalgamation, BP I or BP II would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant or the Fixed Charge Coverage Ratio of BP I and BP II on a combined basis would be greater than immediately prior to such acquisition or merger, consolidation or amalgamation;

(o) Indebtedness Incurred by a Receivables Subsidiary in a Qualified Receivables Financing that is not with recourse to BP I, BP II or any Restricted Subsidiary other than a Receivables Subsidiary (except for Standard Securitization Undertakings);

(p) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within five Business Days of its Incurrence;

(q) Indebtedness of BP I, BP II or any Restricted Subsidiary supported by a letter of credit or bank guarantee issued pursuant to the Credit Agreement, in a principal amount not in excess of the stated amount of such letter of credit;

(r) Indebtedness representing deferred compensation or other similar arrangements to employees and directors of BP I, BP II or any Restricted Subsidiary Incurred in the ordinary course of business or in connection with the Transactions (including as a result of the cancellation or vesting of outstanding options and other equity-based awards in connection therewith), an acquisition or any other Permitted Investment;

(s) Indebtedness of BP I, BP II or any Restricted Subsidiary consisting of (1) the financing of insurance premiums or (2) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(t) Indebtedness Incurred on behalf of, or representing Guarantees of Indebtedness of, joint ventures of BP I, BP II or any Restricted Subsidiary not in excess, at any one time outstanding, of 0.5% of Total Assets at the time of Incurrence;

(u) Indebtedness or Disqualified Stock of BP I, BP II or any Restricted Subsidiary and Preferred Stock of BP I, BP II or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount or liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and Incurred pursuant to this clause (u), does not exceed 4.25% of Total Assets at the time of Incurrence (subject to the third paragraph of this covenant, it being understood that any Indebtedness Incurred under this clause (u) shall cease to be deemed Incurred or outstanding for purposes of this clause (u) but shall be deemed Incurred for purposes of the first paragraph of this covenant from and after the first date on which BP I, BP II or the Restricted Subsidiary, as the case may be, could have Incurred such Indebtedness under the first paragraph of this covenant without reliance upon this clause (u));

(v) Indebtedness or Disqualified Stock of BP I, BP II or any Restricted Subsidiary and Preferred Stock of BP I, BP II or any Restricted Subsidiary not otherwise permitted hereunder and Refinancing Indebtedness thereof in an aggregate principal amount or liquidation preference not exceeding at any one time outstanding 200.0% of the net cash proceeds received by BP I, BP II and the Restricted Subsidiaries since immediately after the Issue Date from the issue or sale of Equity Interests or Subordinated Shareholder Funding of BP I, BP II or any direct or indirect parent entity of BP I or BP II (which proceeds are contributed to BP I, BP II or a Restricted Subsidiary) or cash contributed to the capital of BP I or BP II (in each case other than proceeds of Disqualified Stock or sales of Equity Interests to, or contributions received from, BP I, BP II or any of their respective Subsidiaries and other than in connection with the Transactions) as determined in accordance with clauses (2) and (3) of the definition of “Cumulative Credit” to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other Investments, payments or exchanges pursuant to the second paragraph of “— Certain Covenants — Limitation on Restricted Payments” or to make Permitted Investments (other than Permitted Investments specified in clauses (1) and (3) of the definition thereof);

(w) Indebtedness arising as a result of implementing composite accounting or other cash pooling arrangements involving solely BP I, BP II and the Restricted Subsidiaries or solely among Restricted Subsidiaries and entered into in the ordinary course of business and netting, overdraft protection and other arrangements among BP I, BP II, any Restricted Subsidiary and a bank arising under standard business terms of such bank at which BP I, BP II or any Restricted Subsidiary maintains an overdraft, cash pooling or other similar arrangement;

(x) Indebtedness consisting of Indebtedness issued by BP I, BP II or a Restricted Subsidiary to current or former officers, directors and employees thereof or any direct or indirect parent thereof, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of BP I, BP II or any of their direct or indirect parent companies to the extent described in clause (4) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Restricted Payments;”

(y) Indebtedness of BP I or any of its Restricted Subsidiaries consisting of obligations (including guarantees thereof) to repurchase equipment sold to customers or third party leasing companies pursuant to the terms of sale of such equipment in the ordinary course of business;

(z) without limiting clause (a) of this paragraph, Indebtedness under local overdraft and other local working capital facilities in an aggregate principal amount not to exceed €125.0 million; and

(aa) Indebtedness in the form of deferred payment obligations under any arrangement permitted by clause (12) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Restricted Payments.”

Notwithstanding the foregoing, none of the Issuers and any Senior Secured Note Guarantors will Incur any Indebtedness as any Permitted Debt if the proceeds thereof are used, directly or indirectly, to refinance any Subordinated Indebtedness of such Issuer or any Senior Secured Note Guarantor unless such Indebtedness shall be subordinated to the Senior Secured Notes or the applicable Senior Secured Note Guarantee to at least the same extent as such Subordinated Indebtedness.

For purposes of determining compliance with this covenant:

(1) in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (a) through (aa) above or is entitled to be Incurred pursuant to the first paragraph of this covenant, the Issuers shall, in their sole discretion, classify or reclassify, or later divide, classify or reclassify, such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) in any manner that complies with this covenant; provided, however, that (x) Indebtedness under the Credit Agreement outstanding on the Issue Date shall be deemed to have been Incurred pursuant to clause (a)(i) of Permitted Debt and the Issuers shall not be permitted to reclassify all or any portion of such Indebtedness under the Credit Agreement outstanding on the Issue Date and (y) the Issuers shall not be permitted to reclassify all or any portion of any Secured Indebtedness Incurred as Permitted Debt unless at the time of such reclassification the Issuers could secure such Secured Indebtedness pursuant to clause (6) of the definition of “Permitted Liens;” and

(2) the Issuers will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above, and in that connection shall be entitled to treat a portion of such Indebtedness as having been Incurred under the first paragraph above and thereafter the remainder of such Indebtedness having been Incurred under the second paragraph above.

Accrual of interest, the accretion of accreted value, the payment of interest or dividends in the form of additional Indebtedness, Disqualified Stock or Preferred Stock, as applicable, accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies will not be deemed to be an Incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant. Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness that is otherwise included in the determination of a particular amount of Indebtedness shall not be included in the determination of such amount of Indebtedness; provided that the Incurrence of the Indebtedness represented by such guarantee or letter of credit, as the case may be, was in compliance with this covenant.

For purposes of determining compliance with this covenant, (i) the Euro Equivalent of the principal amount of Indebtedness denominated in another currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first drawn, in the case of Indebtedness Incurred under a revolving credit facility; provided that (a) if such Indebtedness is Incurred to refinance other Indebtedness denominated in a currency other than euro, and such refinancing would cause the applicable euro-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such euro-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced; (b) the Euro Equivalent of the principal amount of any such Indebtedness outstanding on the Issue Date shall be calculated based on the relevant currency exchange rate in effect on the Issue Date; and (c) if any such Indebtedness is subject to a Currency Agreement with respect to the currency in which such Indebtedness is denominated covering principal, premium, if any, and interest on such Indebtedness, the amount of such Indebtedness and such interest and premium, if any, shall be determined after giving effect to all payments in respect thereof under such Currency Agreements and (ii) the U.S. Dollar Equivalent of the principal amount of Indebtedness denominated in another currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first drawn, in the case of Indebtedness Incurred under a revolving credit facility; provided that (a) if such Indebtedness is Incurred to refinance other Indebtedness denominated in a currency other than U.S. Dollars, and such refinancing would cause the applicable U.S. Dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. Dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced; (b) the U.S. Dollar Equivalent of the principal amount of any such Indebtedness outstanding on the Issue Date shall be calculated based on the relevant currency exchange rate in effect on the Issue Date; and (c) if any such Indebtedness is subject to a Currency Agreement with respect to the currency in which such Indebtedness is denominated covering principal, premium, if any, and interest on such Indebtedness, the amount of such Indebtedness and such interest and premium, if any, shall be determined after giving effect to all payments in respect thereof under such Currency Agreements.

Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that BP I, BP II and the Restricted Subsidiaries may Incur pursuant to this covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

For all purposes of the Senior Secured Notes Indenture, (1) unsecured Indebtedness will not be treated as subordinated or junior to Secured Indebtedness merely because it is unsecured, (2) Senior Indebtedness will not be treated as subordinated or junior to any other Senior Indebtedness merely because it has junior priority with respect to the same collateral, (3) Indebtedness of such Person which is not guaranteed will not be treated as subordinated or junior to Indebtedness that is guaranteed merely because of such guarantee and (4) Indebtedness under any Secured Indebtedness will not be deemed to be subordinated because of the application of waterfall or other payment-ordering or collateral-sharing provisions affecting any such Secured Indebtedness.

Limitation on Restricted Payments.  The amount of our Cumulative Credit (as defined below) is calculated based on our net income since, and other transactions occurring from November 5, 2009 or October 1, 2009, as applicable.

The Senior Secured Notes Indenture provides that BP I and BP II will not, and will not permit any Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any distribution on account of BP I’s, BP II’s or any Restricted Subsidiaries’ Equity Interests or pay any amounts in respect of Subordinated Shareholder Funding, including any payment made in connection with any merger, amalgamation or consolidation involving BP I or BP II (other than (A) dividends or distributions by BP I or BP II payable solely in Equity Interests (other than Disqualified Stock) of BP I or BP II or in Subordinated Shareholder Funding of BP I or BP II; (B) dividends or distributions payable to BP I, BP II or a Restricted Subsidiary or (C) in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Restricted Subsidiary, such dividends or distributions paid to minority shareholders, provided that BP I, BP II or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities (except to the extent non pro rata payments of such dividends or distributions are required by law or under the terms of any agreement in effect on the Issue Date));

(2) purchase or otherwise acquire or retire for value any Equity Interests of BP I, BP II or any direct or indirect parent of BP I or BP II, in each case held by Persons other than BP I, BP II or a Restricted Subsidiary;

(3) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment or scheduled maturity, any Subordinated Shareholder Funding, any Subordinated Indebtedness (including the 2007 Senior Subordinated Notes) of BP I, BP II, the Issuers or any Senior Secured Note Guarantor (other than the payment, redemption, repurchase, defeasance, acquisition or retirement of (A) Subordinated Indebtedness (including the 2007 Senior Subordinated Notes) in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement and (B) any Subordinated Indebtedness between any of BP I, BP II and any Restricted Subsidiary or between any of the Restricted Subsidiaries); or

(4) make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(a) no Default shall have occurred and be continuing or would occur as a consequence thereof;

(b) immediately after giving effect to such transaction on a pro forma basis, BP I or BP II could Incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” and

(c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by BP I, BP II and the Restricted Subsidiaries after the RP Reference Date (and not returned or rescinded) (including Restricted Payments permitted by clauses (1), (4) (only to the extent of one-half of the amounts paid pursuant to such clause), (6) and (8) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the amount equal to the Cumulative Credit.

“Cumulative Credit” means the sum of (without duplication):

(1) 50% of the Consolidated Net Profit of BP I and BP II for the period (taken as one accounting period, the “Reference Period”) from the beginning of the fiscal quarter during which the RP Reference Date occurred to the end of the most recently ended fiscal quarter for which combined internal financial statements of BP I and BP II are available at the time of such Restricted Payment (or, in the case such Consolidated Net Profit for such period is a deficit, minus 100% of such deficit); plus

(2) 100% of the aggregate net proceeds, including cash and the Fair Market Value of property other than cash received by BP I or BP II after the RP Reference Date (other than net proceeds to the extent such net proceeds have been used to Incur Indebtedness, Disqualified Stock, or Preferred Stock pursuant to clause (v) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) from the issue or sale of Equity Interests of BP I or BP II or Subordinated Shareholder Funding to BP I or BP II (excluding Refunding Capital Stock (as defined below), Designated Preferred Stock, Excluded Contributions, and Disqualified Stock), including Equity Interests issued upon exercise of warrants or options (other than an issuance or sale to a Restricted Subsidiary); plus

(3) 100% of the aggregate amount of contributions to the capital of BP I or BP II received in cash and the Fair Market Value of property other than cash received after the RP Reference Date (other than Excluded Contributions, Refunding Capital Stock, Designated Preferred Stock, and Disqualified Stock and other than contributions to the extent such contributions have been used to Incur Indebtedness,

Disqualified Stock, or Preferred Stock pursuant to clause (v) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”); plus

(4) the principal amount of any Indebtedness, or the liquidation preference or maximum fixed repurchase price, as the case may be, of any Disqualified Stock of BP I, BP II or any Restricted Subsidiary thereof issued after the RP Reference Date (other than Indebtedness or Disqualified Stock issued to a Restricted Subsidiary) which has been converted into or exchanged for Equity Interests in or Subordinated Shareholder Funding of BP I or BP II (other than Disqualified Stock) or any direct or indirect parent of BP I or BP II (provided in the case of any parent, such Indebtedness or Disqualified Stock is retired or extinguished); plus

(5) 100% of the aggregate amount received after the RP Reference Date by BP I, BP II or any Restricted Subsidiary in cash and the Fair Market Value of property other than cash received by BP I, BP II or any Restricted Subsidiary:

(A) from the sale or other disposition (other than to BP I, BP II or a Restricted Subsidiary and other than in connection with the Transactions) of Restricted Investments made after the Reference Date by BP I, BP II or the Restricted Subsidiaries and from repurchases and redemptions after the RP Reference Date of such Restricted Investments from BP I, BP II or the Restricted Subsidiaries by any Person (other than BP I, BP II or any Restricted Subsidiaries) and from repayments of loans or advances and releases of guarantees, which constituted Restricted Investments made after the RP Reference Date (other than in each case to the extent that the Restricted Investment was made pursuant to clause (7) or (10) of the succeeding paragraph),

(B) from the sale (other than to BP I, BP II or a Restricted Subsidiary) of the Capital Stock of an Unrestricted Subsidiary, or

(C) from a distribution or dividend from an Unrestricted Subsidiary; plus

(6) in the event any Unrestricted Subsidiary of BP I or BP II has been redesignated as a Restricted Subsidiary after the RP Reference Date or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, BP I, BP II or a Restricted Subsidiary after the RP Reference Date, the Fair Market Value (and, if such Fair Market Value exceeds $30.0 million, such Fair Market Value shall be set forth in a written resolution of a majority of the Board of Directors of BP I) of the Investment of BP I or BP II in such Unrestricted Subsidiary at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable), after taking into account any Indebtedness associated with the Unrestricted Subsidiary so designated or combined or any Indebtedness associated with the assets so transferred or conveyed (other than in each case to the extent that the designation of such Subsidiary as an Unrestricted Subsidiary was made pursuant to clause (7) or (10) of the next succeeding paragraph or constituted a Permitted Investment).

The foregoing provisions will not prohibit:

(1) the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Senior Secured Notes Indenture;

(2) (a) the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Retired Capital Stock”) or Subordinated Indebtedness (including the 2007 Senior Subordinated Notes) or Subordinated Shareholder Funding of BP I, BP II, any direct or indirect parent of BP I, BP II or any Restricted Subsidiary in exchange for, or out of the proceeds of, the substantially concurrent sale of, Equity Interests or Subordinated Shareholder Funding of BP I, BP II or any direct or indirect parent of BP I or BP II or contributions to the equity capital of BP I or BP II (other than any Disqualified Stock or any Equity Interests sold to a Subsidiary of BP I or BP II) (collectively, including any such contributions, “Refunding Capital Stock”), and

(b) the declaration and payment of dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of BP I or BP II) of Refunding Capital Stock;

(3) the redemption, repurchase, defeasance or other acquisition or retirement of Subordinated Indebtedness (including the 2007 Senior Subordinated Notes) of BP I, BP II or any Senior Secured Note Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of BP I, BP II or a Senior Secured Note Guarantor which is Incurred in accordance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as:

(a) the principal amount (or accreted value, if applicable) of such new Indebtedness does not exceed the principal amount (or accreted value, if applicable), plus any accrued and unpaid interest, of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired for value (plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired, any tender premiums, and any defeasance costs, fees and expenses Incurred in connection therewith);

(b) such Indebtedness is subordinated to the Senior Secured Notes or the related Senior Secured Note Guarantee, as the case may be, at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, defeased, acquired or retired for value;

(c) such Indebtedness has a final scheduled maturity date equal to or later than the earlier of (x) the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired or (y) 91 days following the maturity date of the Senior Secured Notes; and

(d) such Indebtedness has a Weighted Average Life to Maturity at the time Incurred that is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Subordinated Indebtedness being redeemed, repurchased, defeased, acquired or retired that were due on or after the date one year following the last maturity date of any Senior Secured Notes then outstanding were instead due on such date one year following the last date of maturity of the Senior Secured Notes (provided that in the case of this subclause (d)(y), such Indebtedness does not provide for any scheduled principal payments prior to the maturity date of the Senior Secured Notes in excess of, or prior to, the scheduled principal payments due prior to such maturity for the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced or defeased);

(4) a Restricted Payment to pay for the purchase, repurchase, retirement, defeasance, redemption or other acquisition for value of Equity Interests of BP I, BP II or any direct or indirect parent of BP I or BP II held by any future, present or former employee, director or consultant of BP I, BP II or any direct or indirect parent of BP I or BP II or any Subsidiary of BP I or BP II pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement; provided, however, that the aggregate Restricted Payments made under this clause (4) do not exceed $5.0 million in any calendar year (with unused amounts in any calendar year being permitted to be carried over for the two succeeding calendar years subject to a maximum payment (without giving effect to the following proviso) of $10.0 million in any calendar year); provided further, however, that such amount in any calendar year may be increased by an amount not to exceed:

(a) the cash proceeds received by BP I, BP II or any Restricted Subsidiaries from the sale of Equity Interests (other than Disqualified Stock) of BP I, BP II or any direct or indirect parent of BP I or BP II (to the extent contributed to BP I or BP II) to members of management, directors or consultants of BP I, BP II and the Restricted Subsidiaries or any direct or indirect parent of BP I or BP II that occurs after the Reference Date (provided that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under clause (2) of the first paragraph under “— Certain Covenants — Limitation on Restricted Payments”); plus

(b) the cash proceeds of key man life insurance policies received by BP I, BP II or any direct or indirect parent of BP I or BP II (to the extent contributed to BP I or BP II) or the Restricted Subsidiaries after the Reference Date;

provided that the Issuers may elect to apply all or any portion of the aggregate increase contemplated by clauses (a) and (b) above in any calendar year;

(5) the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of BP I, BP II or any Restricted Subsidiaries issued or Incurred in accordance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(6) (a) the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Reference Date, (b) a Restricted Payment to any direct or indirect parent of BP I or BP II, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of any direct or indirect parent of BP I or BP II issued after the Reference Date and (c) the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph; provided, however, that, (x) for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is Preferred Stock, after giving effect to such issuance (and the payment of dividends or distributions) on a pro forma basis, BP I and BP II would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00 on a combined basis and (y) the aggregate amount of dividends declared and paid pursuant to (a) and (b) of this clause (6) does not exceed the net cash proceeds actually received by BP I and BP II from any such sale or issuance of Designated Preferred Stock (other than Disqualified Stock) issued after the Reference Date or contributed by Subordinated Shareholder Funding to BP I or BP II after the Reference Date;

(7) Investments in Unrestricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (7) that are at that time outstanding, not to exceed 1.0% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(8) the payment of dividends on BP I’s or BP II’s ordinary shares (or a Restricted Payment to any direct or indirect parent of BP I or BP II to fund the payment by such direct or indirect parent of BP I or BP II of dividends on such entity’s ordinary shares) of up to 6% per annum of the net proceeds received by BP I or BP II from any public offering of ordinary shares of BP I or BP II or any of their direct or indirect parents;

(9) Restricted Payments that are made with Excluded Contributions;

(10) other Restricted Payments in an aggregate amount not to exceed €50.0 million at the time made;

(11) the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to BP I, BP II or a Restricted Subsidiary by, Unrestricted Subsidiaries;

(12) Restricted Payments (a) to any direct or indirect parent of BP I or BP II in amounts required for such parent to pay national, state or local income taxes (as the case may be) imposed directly on such parent to the extent such income taxes are attributable to the income of BP I, BP II and the Restricted Subsidiaries (including, without limitation, by virtue of such parent being the common parent of a consolidated or combined tax group of which BP I, BP II or the Restricted Subsidiaries are members) or (b) to RGHL or any of its Affiliates relating to the transfer or surrender, in each case on arm’s-length terms, of any tax losses or other tax assets that can be used by BP I, BP II or a Restricted Subsidiary;

(13) the payment of dividends, other distributions or other amounts or the making of loans or advances or any other Restricted Payment, if applicable:

(a) in amounts required for any direct or indirect parent of BP I or BP II, if applicable, to pay fees and expenses (including franchise or similar taxes) required to maintain its corporate existence, customary salary, bonus and other benefits payable to, and indemnities provided on behalf of, officers, directors and employees of any direct or indirect parent of BP I or BP II, if applicable, and general corporate operating and overhead expenses (including without limitation compliance and reporting expenses) of any direct or indirect parent of BP I or BP II, if applicable, in each case to the extent such fees and expenses are attributable to the ownership or operation of BP I or BP II, if applicable, and their respective Subsidiaries; provided that for so long as such direct or indirect parent owns no material assets other than Equity Interests in BP I or BP II or any direct or indirect parent of BP I or BP II, such fees and expenses shall be deemed for purposes of this clause 13(a) to be attributable to such ownership or operation;

(b) in amounts required for any direct or indirect parent of BP I or BP II, if applicable, to pay interest and principal on Indebtedness the proceeds of which have been contributed to BP I, BP II or any Restricted Subsidiaries and that has been guaranteed by, or is otherwise considered Indebtedness of, BP I or BP II Incurred in accordance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” and

(c) in amounts required for any direct or indirect parent of BP I or BP II to pay fees and expenses, other than to Affiliates of BP I or BP II, related to any unsuccessful equity or debt offering of such parent.

(14) Restricted Payments used to fund the Transactions, the 2009 Post-Closing Reorganization and the payment of fees and expenses incurred in connection with the Transactions and the 2009 Post-Closing Reorganization (including as a result of the cancellation or vesting of outstanding options and other equity-based awards in connection therewith) as described in the Offering Circular (including payments made pursuant to the Acquisition Documents, the Reynolds Acquisition Documents, the Evergreen Acquisition Documents, the Pactiv Acquisition Document or the Reynolds Foodservice Acquisition Document, whether payable on the Issue Date or thereafter) or owed by BP I or BP II or any direct or indirect parent of BP I or BP II, as the case may be, or any Restricted Subsidiary to Affiliates for services rendered or goods sold, in each case to the extent permitted by the covenant described under “— Transactions with Affiliates;”

(15) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(16) purchases of receivables pursuant to a Receivables Repurchase Obligation in connection with a Qualified Receivables Financing and the payment or distribution of Receivables Fees;

(17) payments of cash, or dividends, distributions, advances or other Restricted Payments by BP I, BP II or any Restricted Subsidiary to allow the payment of cash in lieu of the issuance of fractional shares upon the exercise of options or warrants or upon the conversion or exchange of Capital Stock of any such Person;

(18) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness constituting Acquired Indebtedness or any other Subordinated Indebtedness (including the 2007 Senior Subordinated Notes) pursuant to the provisions similar to those described under the captions “— Change of Control” and “— Certain Covenants — Asset Sales,” provided that all Senior Secured Notes tendered by holders of the Senior Secured Notes in connection with a Change of Control or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value in accordance with the terms of the Senior Secured Notes Indenture;

(19) payments or distributions to dissenting stockholders pursuant to applicable law or in connection with a consolidation, amalgamation, merger or transfer of all or Substantially All of the assets of BP I, BP II and the Restricted Subsidiaries, taken as a whole, that complies with the covenant described under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets;” provided that as a result of such consolidation, amalgamation, merger or transfer of assets, the Issuers shall have made a Change of Control Offer (if required by the Senior Secured Notes Indenture) and that all Senior Secured Notes tendered by holders in connection with such Change of Control Offer have been repurchased, redeemed or acquired for value; and

(20) Restricted Payments in an amount not to exceed an aggregate of €25.0 million made with the proceeds of the sale of Non-Strategic Land in accordance with the covenant described under “— Certain Covenants — Asset Sales;”

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (10), (11) and (20), no Default shall have occurred and be continuing or would occur as a consequence thereof.

BP II does not have any Subsidiaries and all of BP I’s Subsidiaries, including the Issuers, are Restricted Subsidiaries. BP I and BP II will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by BP I, BP II and the Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation will only be permitted if a Restricted Payment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Dividend and Other Payment Restrictions Affecting Subsidiaries.  The Senior Secured Notes Indenture provides that BP I and BP II will not, and will not permit any Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a) (i) pay dividends or make any other distributions to BP I, BP II or any Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits; or (ii) pay any Indebtedness owed to BP I, BP II or any Restricted Subsidiaries;

(b) make loans or advances to BP I, BP II or any Restricted Subsidiaries; or

(c) sell, lease or transfer any of its properties or assets to BP I, BP II or any Restricted Subsidiaries; except in each case for such encumbrances or restrictions existing under or by reason of:

(1) contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Senior Secured Credit Facilities, Local Facilities, local overdraft and other local working capital facilities, the Senior Notes Indenture, the October 2010 Senior Indenture, the October 2010 Senior Secured Indenture, the May 2010 Indenture, the 2009 Indenture, 2007 Senior Note Indenture, the 2007 Senior Subordinated Notes Indenture, and the 2007 Intercreditor Agreement, the October 2010 Security Documents, the 2009 Security Documents, the 2007 Notes Security Documents and the security documents with respect to the Senior Secured Credit Facilities and the Local Facilities;

(2) the Senior Secured Notes Indenture, the Senior Secured Notes (and guarantees thereof), the Security Documents and the First Lien Intercreditor Agreement, any Currency Agreement, any agreement or instrument creating a Hedging Obligation and any Additional Intercreditor Agreements;

(3) applicable law or any applicable rule, regulation or order;

(4) any agreement or other instrument of a Person acquired by BP I, BP II or any Restricted Subsidiary which was in existence at the time of such acquisition (but not created in contemplation thereof or to provide all or any portion of the funds or credit support utilized to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired;

(5) contracts or agreements for the sale of assets, including any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(6) any Restricted Investment not prohibited by the covenant described under “— Certain Covenants — Limitation on Restricted Payments” and any Permitted Investment;

(7) restrictions on cash or other deposits or net worth imposed by regulatory authorities (including with respect to tax obligations and value-added taxes), in connection with deductions made for tax, pension, national insurance and other similar purposes or for the benefit of customers under contracts entered into in the ordinary course of business;

(8) customary provisions in joint venture agreements, similar agreements relating solely to such joint venture and other similar agreements entered into in the ordinary course of business;

(9) Capitalized Lease Obligations and purchase money obligations for property acquired in the ordinary course of business;

(10) customary provisions contained in leases (other than financing or similar leases), licenses and other similar agreements entered into in the ordinary course of business;

(11) any encumbrance or restriction of a Receivables Subsidiary effected in connection with a Qualified Receivables Financing; provided, however, that such restrictions apply only to such Receivables Subsidiary;

(12) any encumbrance or restriction arising pursuant to an agreement or instrument relating to any Indebtedness permitted to be Incurred subsequent to the Issue Date by the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” (i) if the encumbrances and restrictions contained in any such agreement or instrument taken as a whole are not materially less favorable to the holders of the

Senior Secured Notes than the encumbrances and restrictions contained in the Senior Secured Credit Facilities as of the Issue Date (as determined in good faith by the Issuers) or (ii) if such encumbrance or restriction is not materially more disadvantageous to the holders of the Senior Secured Notes than is customary in comparable financings (as determined in good faith by the Issuers) and either (x) the Issuers determine that such encumbrance or restriction will not materially affect the Issuers’ ability to make principal or interest payments on the Senior Secured Notes as and when they come due or (y) such encumbrance or restriction applies only if a default occurs in respect of a payment or financial covenant relating to such Indebtedness;

(13) any encumbrances or restrictions of the type referred to in clause (c) above existing by reason of any Lien permitted under the covenant described under “— Certain Covenants — Liens;”

(14) any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (13) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good-faith judgment of the Issuers, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; and

(15) restrictions on cash or other deposits or net worth imposed by customers under agreements entered into in the ordinary course of business.

For purposes of determining compliance with this covenant, (1) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on ordinary shares shall not be deemed a restriction on the ability to make distributions on Capital Stock and (2) the subordination of (or remedy bars in respect of) loans or advances made to BP I, BP II or a Restricted Subsidiary to other Indebtedness Incurred by BP I, BP II or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

Asset Sales.  The Senior Secured Notes Indenture provides that BP I and BP II will not, and will not permit any Restricted Subsidiaries to, cause or make an Asset Sale, unless (x) BP I, BP II or any Restricted Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of, and (y) at least 75% of the consideration therefor received by BP I, BP II or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided that for purposes of clause (y) the amount of:

(a) any liabilities (as shown on BP I’s, BP II’s or such Restricted Subsidiary’s most recent balance sheet or in the notes thereto) of BP I, BP II or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Senior Secured Notes or any Senior Secured Note Guarantee) that are assumed by the transferee of any such assets,

(b) any notes or other obligations or other securities or assets received by BP I, BP II or such Restricted Subsidiary from such transferee that are converted by BP I, BP II or such Restricted Subsidiary into cash within 180 days of the receipt thereof (to the extent of the cash received), and

(c) any Designated Non-cash Consideration received by BP I, BP II or any Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed 1.25% of Total Assets at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value), shall be deemed to be Cash Equivalents for the purposes of this provision.

Within 12 months after BP I, BP II or any Restricted Subsidiary’s receipt of the Net Proceeds of any Asset Sale, BP I, BP II or such Restricted Subsidiary may apply the Net Proceeds from such Asset Sale, at its option:

(1) to repay (a) Obligations constituting First Lien Obligations (and, if such Indebtedness repaid is under a revolving credit facility, to correspondingly reduce commitments with respect thereto); provided, however, that if any First Lien Obligations other than the Senior Secured Notes are repaid with the Net Proceeds of any Asset Sale, the Issuers will equally and ratably reduce Obligations under the Senior Secured Notes through open-market purchases (provided that such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders to purchase at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, the pro rata principal amount of Senior Secured Notes or (b) Obligations constituting Indebtedness of a Restricted Subsidiary of BP I that is not an Issuer or a Senior Secured Note Guarantor, in the case of each of clauses (a) and (b), other than Indebtedness owed to RGHL or its Affiliates;

(2) to make an investment in any one or more businesses (provided that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of BP I if it is not already a Restricted Subsidiary of BP I), assets, or property or capital expenditures (including refurbishments), in each case used or useful in a Similar Business; or

(3) to make an investment in any one or more businesses (provided that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of BP I), properties or assets that replace the properties and assets that are the subject of such Asset Sale.

In the case of clauses (2) and (3) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment; provided that in the event such binding commitment is later canceled or terminated for any reason before such Net Proceeds are so applied, BP I, BP II or such Restricted Subsidiary enters into another binding commitment (a “Second Commitment”) within nine months of such cancellation or termination of the prior binding commitment; provided further that BP I, BP II or such Restricted Subsidiary may only enter into a Second Commitment under the foregoing provision one time with respect to each Asset Sale.

Pending the final application of any such Net Proceeds, BP I, BP II or such Restricted Subsidiary may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in any manner not prohibited by the Senior Secured Notes Indenture. The Holders may not have control of, or a perfected security interest in, Net Proceeds of any Collateral, which could have the effect of diminishing the value of, and ability to collect with respect to, that Collateral. Any Net Proceeds from any Asset Sale that are not applied as provided and within the time period set forth in the immediately two preceding paragraphs (it being understood that any portion of such Net Proceeds used to make an offer to purchase Senior Secured Notes, as described in clause (1) above, shall be deemed to have been invested whether or not such offer is accepted) will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds €20.0 million, the Issuers shall make an offer to all holders of Senior Secured Notes (and, at the option of the Issuers, to holders of any First Lien Obligations of an Issuer or Senior Secured Note Guarantor or any other Indebtedness of a Restricted Subsidiary of BP I that is not an Obligor) (an “Asset Sale Offer”) to purchase on a pro rata basis the maximum principal amount of Senior Secured Notes (and such First Lien Obligations and other Indebtedness), that is at least $100,000 and an integral multiple of $1,000 that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof (or, in the event such First Lien Obligations or other Indebtedness was issued with significant original issue discount, 100% of the accreted value thereof), plus accrued and unpaid interest and additional interest, if any (or, in respect of such First Lien Obligations or other Indebtedness, such lesser price, if any, as may be provided for by the terms of such First Lien Obligations or other Indebtedness), to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Senior Secured Notes Indenture. The Issuers will commence an Asset Sale Offer with respect to Excess Proceeds within ten (10) Business Days after the date that Excess Proceeds exceed €20.0 million by mailing (or otherwise delivering in accordance with applicable DTC procedures) the notice required pursuant to the terms of the Senior Secured Notes Indenture, with a copy to the Trustee. To the extent that the aggregate amount of Senior Secured Notes (and such First Lien Obligations or other Indebtedness) tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, BP I, BP II or such Restricted Subsidiary may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Senior Secured Notes (and such First Lien Obligations or other Indebtedness) surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Senior Secured Notes to be purchased in the manner described below. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero. An Asset Sale Offer need not be made by the Issuers until the date that is 12 months after the date on which an Asset Sale is made, the proceeds of which, in aggregate with all funds not applied in accordance with this covenant or the subject of an Asset Sale Offer, exceed €20.0 million.

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws or regulations are applicable in connection with the repurchase of the Senior Secured Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Senior Secured Notes Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Senior Secured Notes Indenture by virtue thereof.

If more Senior Secured Notes (and such First Lien Obligations or other Indebtedness) are tendered pursuant to an Asset Sale Offer than the Issuers are required to purchase, selection of such Senior Secured Notes for purchase will be made by the Trustee on a pro rata basis, to the extent practicable and in compliance with the requirements of DTC, and any stock exchange on which the Senior Secured Notes are then admitted to trading; provided that no Senior Secured Notes of $100,000 or less shall be purchased in part. Selection of such First Lien Obligations or other Indebtedness will be made pursuant to the terms of such First Lien Obligations or other Indebtedness.

An Asset Sale Offer insofar as it relates to the Senior Secured Notes, will remain open for a period of not less than 20 Business Days following its commencement (the “Offer Period”). No later than five Business Days after the termination of the applicable Offer Period the Issuers will purchase the principal amount of the Senior Secured Notes (and purchase or repay any relevant First Lien Obligations or other Indebtedness required to be so purchased or repaid as set out above) validly tendered.

To the extent that any portion of the Net Proceeds payable in respect of the Senior Secured Notes is denominated in a currency other than the currency in which the relevant Senior Secured Notes are denominated, the amount payable in respect of such Senior Secured Notes shall not exceed the net amount of funds in the currency in which such Senior Secured Notes are denominated as is actually received by BP I, BP II or such Restricted Subsidiary upon converting the relevant portion of the Net Proceeds into such currency.

Notices of an Asset Sale Offer shall be mailed by first-class mail, postage prepaid (or otherwise delivered in accordance with applicable DTC procedures) at least 30 but not more than 60 days before the purchase date to each holder of Senior Secured Notes at such holder’s registered address. If any Senior Secured Note is to be purchased in part only, any notice of purchase that relates to such Senior Secured Note shall state the portion of the principal amount thereof that has been or is to be purchased.

The provisions under the Senior Secured Notes Indenture relating to the Issuers’ obligation to make an Asset Sale Offer may be waived or modified with the consent of a majority in principal amount of the Senior Secured Notes.

In the event that an Asset Sale occurs at a time when the Issuers are prohibited from purchasing Senior Secured Notes, the Issuers could seek the consent of their lenders to purchase the Senior Secured Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuers do not obtain such a consent or repay such borrowings, the Issuers will remain prohibited from purchasing Senior Secured Notes. In such case, the Issuers’ failure to purchase tendered Senior Secured Notes would constitute an Event of Default under the Senior Secured Notes Indenture that is likely, in turn, to constitute a default under the Issuers’ other Indebtedness.

Transactions with Affiliates.  The Senior Secured Notes Indenture provides that BP I and BP II will not, and will not permit any Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuers (each of the foregoing, an “Affiliate Transaction”) involving aggregate consideration in excess of $15.0 million, unless:

(a) such Affiliate Transaction is on terms that are not materially less favorable to BP I, BP II or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by BP I, BP II or such Restricted Subsidiary with an unrelated Person; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $30.0 million, BP I or BP II delivers to the Trustee a resolution adopted in good faith by the majority of the Board of Directors of BP I or BP II, approving such Affiliate Transaction and set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (a) above.

An Affiliate Transaction shall be deemed to have satisfied the approval requirements set forth in the preceding paragraph if (i) such Affiliate Transaction is approved by a majority of the Disinterested Directors or (ii) in the event there are no Disinterested Directors, a fairness opinion is provided by an Independent Financial Advisor with respect to such Affiliate Transaction.

The foregoing provisions will not apply to the following:

(1) transactions between or among BP I, BP II or any Restricted Subsidiaries (or an entity that becomes a Restricted Subsidiary as a result of such transaction) or between or among Restricted Subsidiaries or any Receivables Subsidiary and any merger, consolidation or amalgamation of BP I, BP II and any direct parent of BP I or BP II; provided that such parent shall have no material liabilities and no material assets other than cash, Cash Equivalents and the Capital Stock of BP I and BP II and such merger, consolidation or amalgamation is otherwise in compliance with the terms of the Senior Secured Notes Indenture and effected for a bona fide business purpose;

(2) Restricted Payments permitted by the provisions of the Senior Secured Notes Indenture described above under the covenant “— Certain Covenants — Limitation on Restricted Payments” and Permitted Investments;

(3) the entering into of any agreement (and any amendment or modification of any such agreement) to pay, and the payment of, annual management, consulting, monitoring and advisory fees to Rank in an aggregate amount in any fiscal year not to exceed 1.5% of EBITDA of BP I, BP II and the Restricted Subsidiaries for the immediately preceding fiscal year, plus out-of-pocket expense reimbursement;

(4) the payment of reasonable and customary fees and reimbursement of expenses paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of BP I, BP II or any Restricted Subsidiary or any direct or indirect parent of BP I or BP II;

(5) payments by BP I, BP II or any Restricted Subsidiaries to Rank made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities,

including, without limitation, in connection with the Transactions, acquisitions or divestitures, which payments are (x) made pursuant to the agreements with Rank described in the Offering Circular under the caption “Shareholders and Related Party Transactions” or (y) approved by a majority of the Board of Directors of BP I or BP II in good faith;

(6) transactions in which BP I, BP II or any Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to BP I, BP II or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (a) of the preceding paragraph;

(7) payments or loans (or cancellation of loans) to directors, employees or consultants which are approved by a majority of the Board of Directors of BP I or BP II in good faith;

(8) any agreement as in effect as of the Issue Date or any amendment thereto (so long as any such agreement together with all amendments thereto, taken as a whole, is not more disadvantageous to the holders of the Senior Secured Notes in any material respect than the original agreement as in effect on the Issue Date) or any transaction contemplated thereby as determined in good faith by senior management or the Board of Directors of BP I or BP II;

(9) the existence of, or the performance by BP I, BP II or any Restricted Subsidiaries of its obligations under the terms of, the Acquisition Documents, the Reynolds Acquisition Documents, the Evergreen Acquisition Documents, the Pactiv Acquisition Document, the Reynolds Foodservice Acquisition Document, the Credit Agreement Documents, the First Lien Intercreditor Agreement, the 2007 Intercreditor Agreement, any Additional Intercreditor Agreement, any shareholders’ agreement, (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date or any other agreement or arrangement in existence on the Issue Date or described in the Offering Circular and, in each case, any amendment thereto or similar transactions, agreements or arrangements which it may enter into thereafter; provided, however, that the existence of, or the performance by BP I, BP II or any Restricted Subsidiaries of its obligations under, any future amendment to any such existing transaction, agreement or arrangement or under any similar transaction, agreement or arrangement entered into after the Issue Date shall only be permitted by this clause (9) to the extent that the terms of any such existing transaction, agreement or arrangement together with all amendments thereto, taken as a whole, or new transaction, agreement or arrangement are not otherwise more disadvantageous to the holders of the Senior Secured Notes in any material respect than the original transaction, agreement or arrangement as in effect on the Issue Date;

(10) the execution of the Transactions, the 2009 Post-Closing Reorganization and the payment of all fees and expenses, bonuses and awards related to the Transactions, including fees to Rank, that are described in the Offering Circular or contemplated by the Acquisition Documents, the Reynolds Acquisition Documents, the Evergreen Acquisition Documents, the Pactiv Acquisition Document, the Reynolds Foodservice Acquisition Document or by any of the other documents related to the Transactions;

(11) (a) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, or transactions otherwise relating to the purchase or sale of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Senior Secured Notes Indenture, which are fair to BP I, BP II and the Restricted Subsidiaries in the reasonable determination of the Board of Directors or the senior management of BP I or BP II, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party or (b) transactions with joint ventures or Unrestricted Subsidiaries entered into in the ordinary course of business;

(12) any transaction effected as part of a Qualified Receivables Financing or a Financing Disposition;

(13) the issuance of Equity Interests (other than Disqualified Stock) of BP I or BP II or Subordinated Shareholder Funding to any Person;

(14) the issuance of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding or entering into of employment arrangements, stock option and stock ownership plans or similar employee benefit plans approved by the Board of Directors of BP I or BP II or any direct or indirect parent of BP I or BP II or of a Restricted Subsidiary of BP I or BP II, as appropriate;

(15) the entering into and performance of any tax sharing agreement or arrangement and any payments permitted by clause (12) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Restricted Payments;”

(16) any contribution to the capital of BP I or BP II;

(17) transactions permitted by, and complying with, the provisions of the covenant described under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets;”

(18) transactions between BP I, BP II or any Restricted Subsidiaries and any Person, a director of which is also a director of BP I, BP II or any direct or indirect parent of BP I or BP II; provided, however, that such director abstains from voting as a director of BP I, BP II or such direct or indirect parent, as the case may be, on any matter involving such other Person;

(19) pledges of Equity Interests of Unrestricted Subsidiaries;

(20) the formation and maintenance of any consolidated or combined group or subgroup for tax, accounting or cash pooling or management purposes in the ordinary course of business;

(21) any employment agreements entered into by BP I, BP II or any Restricted Subsidiaries in the ordinary course of business; and

(22) intercompany transactions undertaken in good faith (as certified by a responsible financial or accounting officer of BP I or BP II in an Officers’ Certificate) for the purpose of improving the consolidated tax efficiency of BP I, BP II and their respective Subsidiaries and not for the purpose of circumventing any covenant set forth in the Senior Secured Notes Indenture.

Liens.  The Senior Secured Notes Indenture provides that BP I and BP II will not, and will not permit any Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien on any asset or property of BP I, BP II or such Restricted Subsidiary (including Capital Stock or Indebtedness of a Restricted Subsidiary), whether owned on the Issue Date or acquired thereafter, or any interest therein or any income, profits or proceeds therefrom securing any Indebtedness, except Permitted Liens.

In addition, the Senior Secured Notes Indenture provides that at any time the First Lien Obligations consist solely of the Senior Secured Notes and other Public Debt that contains limitations similar to those set forth under “— Security — Limitations on Stock Collateral,” BP I and BP II will not, and will not permit any Restricted Subsidiaries to, directly or indirectly, create, incur or suffer to exist any Lien on any Excluded Stock Collateral, except for any Lien in favor of the Senior Secured Notes and any other First Lien Obligations consisting of Public Debt with substantially similar limitations as those set forth under “— Security — Limitations on Stock Collateral.”

Reports and Other Information.  Notwithstanding that RGHL or the Issuers may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, RGHL (and the Issuers) will file with the SEC (and provide the Trustee and holders of the Senior Secured Notes with copies thereof, without cost to each holder, within 15 days after it files them with the SEC),

(1) within the time period specified in the SEC’s rules and regulations, annual reports on Form 20-F (or any successor or comparable form applicable to RGHL or the Issuers within the time period for non-accelerated filers to the extent such term is applicable to such form) containing the information required to be contained therein (or required in such successor or comparable form); provided, however, that, prior to the filing of the Senior Secured Notes Exchange Offer Registration Statement or the Senior Secured Notes Shelf Registration Statement, as the case may be, such report shall not be required to contain any certification required by any such form or by law,

(2) within 60 days after the end of each fiscal quarter other than the fourth fiscal quarter of any year, the information that would be required by a report on Form 10-Q (or any successor or comparable form applicable to RGHL or the Issuers) (which information, if RGHL and the Issuers are not required to file reports on Form 10-Q, will be filed on Form 6-K (or any successor or comparable form applicable to RGHL or the Issuers)); provided, however, that prior to the filing of the Senior Secured Notes Exchange Offer Registration Statement or the Senior Secured Notes Shelf Registration Statement, as the case may be, such report shall not be required to contain any certification required by any such form or by law, and

(3) promptly from time to time after the occurrence of an event required to be reported on Form 8-K (or any successor or comparable form applicable to RGHL or the Issuers), the information that would be required by a Form 8-K (or any successor or comparable form applicable to RGHL or the Issuers) (which information, if RGHL and the Issuers are not required to file reports on Form 8-K will be filed on Form 6-K (or any successor or comparable form applicable to RGHL or the Issuers));

provided, however, that RGHL (and the Issuers) shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event RGHL (or the Issuers) will post the reports specified in the first sentence of this paragraph on its website within the time periods that would apply if RGHL were required to file those reports with the SEC. In addition, RGHL will make available such information to prospective purchasers of Senior Secured Notes, in addition to providing such information to the Trustee and the holders of the Senior Secured Notes, in each case within 15 days after the time RGHL would be required to file such information with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act. Notwithstanding the foregoing, RGHL and the Issuers may satisfy the foregoing reporting requirements (i) prior to the filing with the SEC of the Senior Secured Notes Exchange Offer Registration Statement, or if the Senior Secured Notes Exchange Offer Registration Statement is not filed within the applicable time limits pursuant to the Senior Secured Notes Registration Rights Agreement, the Senior Secured Notes Shelf Registration Statement, by providing the Trustee and the secured noteholders with (x) substantially the same information as would be required to be filed with the SEC by RGHL and the Issuers on Form 20-F (or any successor or comparable form applicable to RGHL or the Issuers) if they were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act within 90 days after the end of the applicable fiscal year and (y) substantially the same information as would be required to be filed with the SEC by RGHL and the Issuers on Form 10-Q (or any successor or comparable form applicable to RGHL or the Issuers) if they were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act within 60 days after the end of the applicable fiscal quarter and (ii) after filing with the SEC the Senior Secured Notes Exchange Offer Registration Statement, or if the Senior Secured Notes Exchange Offer Registration Statement is not filed within the applicable time limits pursuant to the Senior Secured Notes Registration Rights Agreement, the Senior Secured Notes Shelf Registration Statement, but prior to the effectiveness of the Senior Secured Notes Exchange Offer Registration Statement or Senior Secured Notes Shelf Registration Statement, by publicly filing with the SEC the Senior Secured Notes Exchange Offer Registration Statement or Senior Secured Notes Shelf Registration Statement, to the extent any such registration statement contains substantially the same information as would be required to be filed by RGHL and the Issuers if they were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, and by providing the Trustee and the secured noteholders with such registration statement (and amendments thereto) promptly following the filing with the SEC thereof.

Notwithstanding the foregoing, the annual reports, information, documents and other reports filed with the SEC will include all of the information, with respect to the financial condition and results of operations of BP I and BP II on a combined basis separate from the financial condition and results of operations from RGHL on a consolidated basis, that RGHL, BP I and BP II are required to include in information, documents and other reports made available pursuant to the 2009 Indenture (such information, the “Required Financial Information”). If RGHL’s, BP I’s or BP II’s obligations to provide the Required Financial Information shall cease to be in full force and effect, RGHL, BP I and BP II shall make available to the Trustee and the secured noteholders information substantially equivalent to the Required Financial Information as if their obligations to provide such information under the 2009 Indenture remained in full force and effect.

Notwithstanding the foregoing, RGHL will be deemed to have furnished such reports referred to above to the Trustee and the holders of the Senior Secured Notes if RGHL has filed such reports with the SEC via the EDGAR filing system and such reports are publicly available.

The Senior Secured Notes Indenture also provides that, so long as any of the Senior Secured Notes remain outstanding and during any period during which BP I or the Issuers are not subject to Section 13 or 15(d) of the Exchange Act, or otherwise permitted to furnish the SEC with certain information pursuant to Rule 12g 3-2(b) of the Exchange Act, each Issuer will make available to the holders of the Senior Secured Notes and to prospective investors, upon their request, the information required to be delivered by Rule 144A(d)(4) under the Securities Act.

Future Senior Secured Note Guarantors.  The Senior Secured Notes Indenture provides that each Restricted Subsidiary (unless such Subsidiary is an Issuer, a Senior Secured Note Guarantor or a Receivables Subsidiary) that guarantees, assumes or in any other manner becomes liable with respect to (a) any Indebtedness under any Credit Agreement or (b) any Public Debt (including any proceeds loans or other intercompany loans in respect thereof) of BP I, BP II, an Issuer or any Senior Secured Note Guarantor, in each case, will execute and deliver to the Trustee a supplemental indenture pursuant to which such Restricted Subsidiary will guarantee payment of the Senior Secured Notes; provided that notwithstanding the foregoing:

(a) each Restricted Subsidiary incorporated or otherwise organized under the laws of Austria shall only be required to enter into its respective Senior Secured Note Guarantee within 135 days following the Issue Date (or on such later date as may be permitted by the Applicable Representative in its sole discretion);

(b) the Thai Guarantor (as defined below) shall only be required to enter into its Senior Secured Note Guarantee as described below under the caption “— Certain Covenants — Bank of Thailand Approval and Thai Business Permit;”

(c) with respect to any Restricted Subsidiary not referred to in clauses (a) or (b) above, to the extent the foregoing obligation is triggered by Indebtedness or Public Debt existing as of the Issue Date, the relevant Restricted Subsidiary shall only be required to enter into its respective Senior Secured Note Guarantee as soon as reasonably practicable following the Issue Date;

(d) no Senior Secured Note Guarantee shall be required as a result of any Indebtedness or guarantee of Indebtedness that existed at the time such Person became a Restricted Subsidiary if the Indebtedness or guarantee was not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary;

(e) no such Senior Secured Note Guarantee need be secured unless required pursuant to the “Future Collateral” covenant;

(f) if such Indebtedness is by its terms expressly subordinated to the Senior Secured Notes or any Senior Secured Note Guarantee, any such assumption, guarantee or other liability of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated to such Restricted Subsidiary’s Senior

Secured Note Guarantee of the Senior Secured Notes at least to the same extent as such Indebtedness is subordinated to the Senior Secured Notes or any other senior guarantee;

(g) no Senior Secured Note Guarantee shall be required as a result of any guarantee given to a bank or trust company incorporated in any member state of the European Union as of the date of the Senior Secured Notes Indenture or any commercial banking institution that is a member of the US Federal Reserve System (or any branch, Subsidiary or Affiliate thereof), in each case having combined capital and surplus and undivided profits of not less than $500.0 million, whose debt has a rating, at the time such guarantee was given, of at least A or the equivalent thereof by S&P and at least A2 or the equivalent thereof by Moody’s, in connection with the operation of cash management programs established for BP I’s and BP II’s benefit or that of any Restricted Subsidiary;

(h) no Senior Secured Note Guarantee shall be required if such Senior Secured Note Guarantee would not be required pursuant to the applicable provisions of the Agreed Security Principles;

(i) no Senior Secured Note Guarantee shall be required from a US Controlled Foreign Subsidiary or a Financial Assistance Restricted Subsidiary;

(j) no Senior Secured Note Guarantee shall be required if such Senior Secured Note Guarantee could reasonably be expected to give rise to or result in (x) personal liability for, or material risk of personal liability for, the officers, directors or shareholders of BP I, BP II, any parent of BP I or BP II or any Restricted Subsidiary, (y) any violation of, or material risk of violation of, applicable law that cannot be avoided or otherwise prevented through measures reasonably available to BP I, BP II or any such Restricted Subsidiary, including, for the avoidance of doubt, “whitewash” or similar procedures or (z) any significant cost, expense, liability or obligation (including with respect of any Taxes) other than reasonable out-of-pocket expenses and other than reasonable expenses Incurred in connection with any governmental or regulatory filings required as a result of, or any measures pursuant to clause (y) undertaken in connection with, such Senior Secured Note Guarantee, which cannot be avoided through measures reasonably available to BP I, BP II or any such Restricted Subsidiary; and

(k) each such Senior Secured Note Guarantee will be limited as necessary to recognize certain defenses generally available to guarantors (including those that relate to fraudulent conveyance or transfer, voidable preference, financial assistance, corporate purpose, capital maintenance or similar laws, regulations or defenses affecting the rights of creditors generally) or other considerations under applicable law.

The Senior Secured Note Guarantees shall be released in accordance with the provisions of the Senior Secured Notes Indenture described under “— Senior Secured Note Guarantees.”

Bank of Thailand Approval and Thai Business Permit.  The Senior Secured Notes Indenture provides that, within 45 days after the Issue Date (or on such later date as may be permitted by the Applicable Representative in its sole discretion) SIG Combibloc Limited (Thailand) (the “Thai Guarantor”) shall apply to the Bank of Thailand for, and use commercially reasonable efforts to obtain, in-principle approval for the remittance of any foreign currency sum pursuant to the Thai Guarantor’s obligation to make any payment under the Thai Senior Secured Note Guarantee (as defined below).

If such Bank of Thailand in-principle approval is received, the Thai Guarantor shall promptly apply for, and shall use commercially reasonable efforts to obtain, the requisite permit under the Alien Business Act B.E. 2542 from the Director-General of the Department of Business Development, Ministry of Commerce of Thailand (the “Thai Business Permit”) permitting the Thai Guarantor to provide a guarantee for payment of the Senior Secured Notes (the “Thai Senior Secured Note Guarantee”) and to provide security in favor of the Senior Secured Notes.

Notwithstanding the provisions set forth under “— Certain Covenants — Future Senior Secured Note Guarantors,” but subject to the exceptions to the requirement to provide a Senior Secured Note Guarantee contained therein, the Thai Guarantor shall execute and deliver to the Trustee a supplemental indenture pursuant to which it will guarantee payment of the Senior Secured Notes, and shall enter into the relevant Security Documents pursuant to which security interests in the relevant Collateral will be reaffirmed and extended to secure the Senior Secured Notes, within 60 days of obtaining its Thai Business Permit (or on such later date as may be permitted by the Applicable Representative in its sole discretion), provided that at such time it would, but for the provisions of this section, be required to grant a Senior Secured Note Guarantee under the terms of the section “— Certain Covenants — Future Senior Secured Note Guarantors” above.

In addition, in respect of any in-principle approval of the Bank of Thailand granted to the Thai Guarantor, the Thai Guarantor agrees to: (i) when it is required to remit the foreign currency sum pursuant to its obligation of payment under the Thai Senior Secured Note Guarantee, comply with the Bank of Thailand’s requirements set out in such in-principle approval for obtaining the final approval of the Bank of Thailand for the remittance of such sum (to the full amount of its guarantee obligations), within the time limits specified by the Bank of Thailand (if any); (ii) if such in-principle approval has an expiry date, apply for the renewal or extension of such approval prior to the expiry date of such approval, so long as any of the obligations under the Thai Senior Secured Note Guarantee are outstanding; and (iii) comply with the conditions set out in the final approval (if any) to allow the Thai Guarantor to remit the approved foreign currency sum (to the fullest extent) for the payment under the Thai Senior Secured Note Guarantee.

Limitation on the US Issuers.  Notwithstanding anything contained in the Senior Secured Notes Indenture to the contrary, neither of the US Issuers will, directly or indirectly, own or acquire any Equity Interests in a US Controlled Foreign Subsidiary.

Limitation on Ownership of Foreign Subsidiaries.  No Foreign Subsidiary of RGHL shall also be a Subsidiary of a Domestic Subsidiary of RGHL unless such Domestic Subsidiary is a disregarded entity for US tax purposes; provided, however, that such limitation shall not apply to (x) any Foreign Subsidiary of RGHL that is a Subsidiary of SIG Combibloc Inc., Closure Systems International Inc., Closure Systems Mexico Holdings LLC, CSI Mexico LLC, Pactiv Corporation or Pactiv International Holdings, Inc. as of the Issue Date, (y) any Foreign Subsidiary of a Domestic Subsidiary at the time such Domestic Subsidiary becomes a Subsidiary of RGHL (provided, however, that such Foreign Subsidiary did not become a Subsidiary of such Domestic Subsidiary in connection with, or in contemplation of, such Domestic Subsidiary becoming a Subsidiary of RGHL) or (z) any Foreign Subsidiary that is not a US Controlled Foreign Subsidiary.

Limitation on Restricted Subsidiaries.  RGHL will not, and will not permit any of its Restricted Subsidiaries to, take or knowingly or negligently omit to take any action which action or omission could reasonably be expected to or would have the result of any Subsidiary of Pactiv being a “Restricted Subsidiary” within the meaning of the Pactiv Base Indenture.

Fiscal Year.  Each Issuer at all times will have the same fiscal year as BP I and BP II and RGHL.

Limitations on Amendment of 2007 Senior Subordinated Notes.  Except with the consent of the Holders of a majority in outstanding aggregate principal amount of the Senior Secured Notes, BP II and the Obligors will not amend the 2007 Senior Subordinated Note Indenture or the notes and guarantees in respect of the foregoing if such amendment would result in any of the following:

(a) the principal obligor in respect of the 2007 Senior Subordinated Notes not being either RGHL or BP II;

(b) (x) except as may be otherwise permitted under the Senior Secured Notes Indenture under “Certain Covenants — Future Senior Secured Note Guarantors,” any Restricted Subsidiary other than a Senior Secured Note Guarantor or an Issuer guaranteeing the 2007 Senior Notes or the 2007 Senior

Subordinated Notes or (y) such guarantees not being subordinated to the Senior Secured Notes and Senior Secured Note Guarantees pursuant to the 2007 Intercreditor Agreement; or

(c) the terms of the 2007 Senior Subordinated Notes relating to subordination being materially less favorable overall to the Holders.

Impairment of Security Interest.  Subject to the following paragraph, BP I shall not, and shall not permit any Restricted Subsidiaries to, take or knowingly or negligently omit to take, any action which action or omission might reasonably or would (in the good faith determination of the Issuers), have the result of materially impairing the value of the security interests taken as a whole (including the lien priority with respect thereto) with respect to the Collateral for the benefit of the Trustee and the Holders of the Senior Secured Notes (including materially impairing the lien priority of the Senior Secured Notes with respect thereto) (it being understood that any release described under “Security — Release of Collateral” and the incurrence of Permitted Liens shall not be deemed to so materially impair the security interests with respect to the Collateral), provided that BP I, BP II and the Restricted Subsidiaries may Incur Permitted Liens and Liens otherwise permitted pursuant to “Certain Covenants — Liens.”

The Senior Secured Notes Indenture provides that, at the direction of the Issuers and without the consent of the Holders, the Trustee (or its agent or designee) shall from time to time enter into one or more amendments, extensions, renewals, restatements, supplements or other modifications or replacements to or of the Security Documents to: (i) cure any ambiguity, omission, defect or inconsistency therein, (ii) provide for Permitted Liens or Liens otherwise permitted under “Certain Covenants — Liens,” (iii) add to the Collateral or (iv) make any other change thereto that does not adversely affect the Holders in any material respect; provided, however, that, in the case of clauses (ii) and (iii), no Security Document may be amended, extended, renewed, restated, supplemented or otherwise modified, in each case in any material respect, or replaced, unless contemporaneously with such amendment, extension, renewal, restatement, supplement, modification or renewal, the Issuers deliver to the Trustee, either:

(a) a solvency opinion, in form and substance satisfactory to the Trustee, from an Independent Financial Advisor satisfactory to the Trustee confirming the solvency of BP I, BP II and their respective Subsidiaries, taken as a whole, after giving effect to any transactions related to such amendment, extension, renewal, restatement, supplement, modification or replacement; or

(b) an Opinion of Counsel, in form and substance satisfactory to the Trustee confirming that, after giving effect to any transactions related to such amendment, extension, renewal, restatement, supplement, modification or replacement, the Lien or Liens securing the Senior Secured Notes created under the Security Documents so amended, extended, renewed, restated, supplemented, modified or replaced remain valid and, to the extent applicable in the jurisdiction and required under the Agreed Security Principles, perfected, Liens.

Future Collateral.  Subject to the Agreed Security Principles, as promptly as reasonably practicable after the acquisition by the Issuers or any Senior Secured Note Guarantor of any After-Acquired Collateral, the Issuers or such Senior Secured Note Guarantor shall execute and deliver such mortgages, deeds of trust, security instruments, financing statements and certificates and opinions of counsel as shall be reasonably necessary to vest in the Trustee a valid and, to the extent applicable in the applicable jurisdiction and required under the Agreed Security Principles, perfected, security interest, subject only to Permitted Liens, in such After-Acquired Collateral and to have such After-Acquired Collateral (but subject to certain limitations, if applicable), added to the Collateral, and thereupon all provisions of the Senior Secured Notes Indenture relating to the Collateral shall be deemed to relate to such After-Acquired Collateral to the same extent and with the same force and effect; provided, however, that if granting such security interest in such After-Acquired Collateral requires the consent of a third party, the Issuers will use commercially reasonable efforts to obtain such consent with respect to the security interest for the benefit of the Trustee on behalf of the Holders of the Senior Secured Notes; provided further, however, that if such third party does not consent to the granting of such security interest after the use of such commercially reasonable efforts, the Issuers or such

Senior Secured Note Guarantor, as the case may be, will not be required to provide such security interest. Under the commercially reasonable efforts standard, the Issuers will not be obligated to seek to obtain consent if, in the good faith determination of BP I, to do so would have a material adverse effect on the ability of the Issuers or the relevant Senior Secured Note Guarantors to conduct their operations and business in the ordinary course or if, in good faith determination of BP I, to do so would be inconsistent with the Agreed Security Principles.

Covenant Suspension.  If (i) the Senior Secured Notes have Investment Grade Ratings from both Rating Agencies, and the Issuers have delivered written notice of such Investment Grade Ratings to the Trustee, and (ii) no Default has occurred and is continuing under the Senior Secured Notes Indenture, then, beginning on that day, BP I, BP II and the Restricted Subsidiaries will not be subject to the covenants (and related defaults) specifically listed under the following captions in this “Description of the Senior Secured Notes” section of the Offering Circular (the “Suspended Covenants”):

(1) “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(2) “— Limitation on Restricted Payments;”

(3) “— Dividend and Other Payment Restrictions Affecting Subsidiaries;”

(4) “— Asset Sales;”

(5) “— Transactions with Affiliates;”

(6) “— Future Senior Secured Note Guarantors;”

(7) “— Future Collateral;”

(8) clause (4) of the first paragraph of “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets;” and

(9) “— Change of Control.”

In the event that BP I, BP II and the Restricted Subsidiaries are not subject to the Suspended Covenants under the Senior Secured Notes Indenture for any period of time as a result of the foregoing, and on any subsequent date one or both of the Rating Agencies (a) withdraw their Investment Grade Rating or downgrade the rating assigned to the Senior Secured Notes below an Investment Grade Rating or (b) BP I, BP II or any of their Affiliates enters into an agreement to effect a transaction that would result in a breach of a Suspended Covenant if not so suspended and one or more of the Rating Agencies indicate that if consummated, such transaction (alone or together with any related recapitalization or refinancing transactions) would cause such Rating Agency to withdraw its Investment Grade Rating or downgrade the ratings assigned to the Senior Secured Notes below an Investment Grade Rating, then BP I, BP II and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants under the Senior Secured Notes Indenture. Such covenants will not, however, be of any effect with regard to the actions of BP I, BP II and the Restricted Subsidiaries properly taken during the continuance of the covenant suspension and the covenant described under “— Limitation on Restricted Payments” shall be interpreted as if it had been in effect since the Reference Date except that no Default will be deemed to have occurred and will not occur solely by reason of a Restricted Payment made during the covenant suspension.

During the continuance of the covenant suspension, no Restricted Subsidiary may be designated as an Unrestricted Subsidiary.

There can be no assurance that the Senior Secured Notes will ever achieve or maintain Investment Grade Ratings.

Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets

The Senior Secured Notes Indenture provides that each of BP I, BP II and each of the Issuers may not, directly or indirectly, consolidate, amalgamate or merge with or into or wind up or convert into (whether or not BP I, BP II or any Issuer, as applicable, is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or Substantially All of its properties or assets in one or more related transactions, to any Person unless:

(1) BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable, is the surviving person or the Person formed by or surviving any such consolidation, amalgamation, merger, winding up or conversion (if other than BP I, BP II, the US Issuer I, the US Issuer II, or the Luxembourg Issuer, as applicable) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of any member state of the European Union that was a member state on January 1, 2004, the United States, the District of Columbia, or any state or territory thereof, or New Zealand (BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable, or such Person, as the case may be, being herein called the “Successor Company”); provided that in the case where the surviving Person is not a corporation, a co-obligor of the Senior Secured Notes is a corporation;

(2) the Successor Company (if other than BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable) expressly assumes all the obligations of BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable, under its Senior Secured Note Guarantee (if applicable) and the Senior Secured Notes Indenture, the First Lien Intercreditor Agreement, the 2007 Intercreditor Agreement and the applicable Security Documents pursuant to supplemental indentures or other documents or instruments in form and substance satisfactory to the Trustee;

(3) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

(4) immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period (and treating any Indebtedness which becomes an obligation of the Successor Company or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), either:

(a) the Successor Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” or

(b) the Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be greater than such ratio for BP I, BP II and the Restricted Subsidiaries immediately prior to such transaction;

(5) if the Successor Company is not BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable, the Issuers and each Senior Secured Note Guarantor, unless it is the other party to the transactions described above, shall have by supplemental indenture confirmed that its obligations under the Senior Secured Notes Indenture, Senior Secured Notes and Senior Secured Note Guarantee, the Security Documents, First Lien Intercreditor Agreement and 2007 Intercreditor Agreement, as applicable, shall apply to such Person’s obligations under the Senior Secured Notes Indenture, the Senior Secured Notes, the Security Documents, the First Lien Intercreditor Agreement and 2007 Intercreditor Agreement and Senior Secured Note Guarantee; and

(6) the Issuers shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, amalgamation or transfer and such supplemental indentures (if any) comply with the Senior Secured Notes Indenture, provided that in giving such opinion such counsel may rely on an Officers’ Certificate as to compliance with the foregoing clauses (3) and (4) and as to any matters of fact.

The Successor Company (if other than BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable) will succeed to, and be substituted for, BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable, under the applicable Senior Secured Note Guarantee (if applicable), the Senior Secured Notes Indenture, the applicable Security Documents, the First Lien Intercreditor Agreement and 2007 Intercreditor Agreement, and in such event BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable, will automatically be released and discharged from its obligations under the applicable Senior Secured Note Guarantee and the Senior Secured Notes Indenture, the applicable Security Documents, the First Lien Intercreditor Agreement and 2007 Intercreditor Agreement. Notwithstanding the foregoing clauses (3) and (4), (a) any Restricted Subsidiary (other than an Issuer) may merge, consolidate or amalgamate with or transfer all or part of its properties and assets to BP I, BP II or to another Restricted Subsidiary, and (b) BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer may merge, consolidate or amalgamate with an Affiliate incorporated solely for the purpose of reincorporating BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer in a member state of (or in another member state of) the European Union on January 1, 2004, the United States, the District of Columbia, or any state or territory thereof, or New Zealand or may convert into a limited liability company, so long as the amount of Indebtedness of BP I, BP II and the Restricted Subsidiaries is not increased thereby. The provisions set forth in this “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among BP I, BP II and the Restricted Subsidiaries.

The Senior Secured Notes Indenture further provides that, subject to certain limitations in the Senior Secured Notes Indenture governing release of a Senior Secured Note Guarantee upon the sale or disposition of a Restricted Subsidiary that is a Senior Secured Note Guarantor, no Senior Secured Note Guarantor (other than RGHL) will, and BP I and BP II will not permit any Senior Secured Note Guarantor (other than RGHL) to, consolidate, amalgamate or merge with or into or wind up into (whether or not such Senior Secured Note Guarantor is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or Substantially All of its properties or assets in one or more related transactions to, any Person unless:

(1) either (a) such Senior Secured Note Guarantor is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than such Senior Secured Note Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of any member state of the European Union that was a member state on January 1, 2004, the United States, the District of Columbia, or any state or territory thereof or New Zealand (such Senior Secured Note Guarantor or such Person, as the case may be, being herein called the “Successor Senior Secured Note Guarantor”), and the Successor Senior Secured Note Guarantor (if other than such Senior Secured Note Guarantor) expressly assumes all the obligations of such Senior Secured Note Guarantor under the Senior Secured Notes Indenture, the relevant Security Documents, the First Lien Intercreditor Agreement, the 2007 Intercreditor Agreement and such Senior Secured Note Guarantor’s Senior Secured Note Guarantee pursuant to a supplemental indenture or other documents or instruments in form satisfactory to the Trustee, or (b) if such sale or disposition or consolidation, amalgamation or merger is with a Person other than BP I, BP II or any Restricted Subsidiary, such sale or disposition or consolidation, amalgamation or merger is not in violation of the covenant described above under the caption “— Certain Covenants — Asset Sales;” and

(2) the Successor Senior Secured Note Guarantor (if other than such Senior Secured Note Guarantor) shall have delivered or caused to be delivered to the Trustee an Officers’ Certificate and an

Opinion of Counsel, each stating that such consolidation, amalgamation, merger or transfer and such supplemental indenture (if any) comply with the Senior Secured Notes Indenture.

Subject to certain limitations described in the Senior Secured Notes Indenture, in a transaction to which the immediately preceding paragraph 1(a) applies, the Successor Senior Secured Note Guarantor (if other than such Senior Secured Note Guarantor) will succeed to, and be substituted for, such Senior Secured Note Guarantor under the Senior Secured Notes Indenture and such Senior Secured Note Guarantor’s Senior Secured Note Guarantee, and such Senior Secured Note Guarantor will automatically be released and discharged from its obligations under the Senior Secured Notes Indenture and such Senior Secured Note Guarantor’s Senior Secured Note Guarantee. Notwithstanding the foregoing, (1) a Senior Secured Note Guarantor may merge, amalgamate or consolidate with an Affiliate incorporated solely for the purpose of reincorporating such Senior Secured Note Guarantor in a member state of (or another member state of) the European Union that was a member state on January 1, 2004, the United States, the District of Columbia, or any state or territory thereof, or New Zealand so long as the amount of Indebtedness of the Senior Secured Note Guarantor is not increased thereby, and (2) a Senior Secured Note Guarantor may merge, amalgamate or consolidate with another Senior Secured Note Guarantor, an Issuer, BP I or BP II.

In addition, notwithstanding the foregoing, any Senior Secured Note Guarantor may consolidate, amalgamate or merge with or into or wind up into, or sell, assign, transfer, lease, convey or otherwise dispose of all or Substantially All of its properties or assets (collectively, a “Transfer”) to (x) BP I, an Issuer or any Senior Secured Note Guarantor or (y) any Restricted Subsidiary that is not a Senior Secured Note Guarantor; provided that at the time of each such Transfer pursuant to clause (y) the aggregate amount of all such Transfers since the Issue Date shall not exceed 5.0% of the consolidated assets of BP I, BP II, the Issuers and the Senior Secured Note Guarantors as shown on the most recent available combined consolidated balance sheet of BP I, BP II, the Issuers and the Restricted Subsidiaries after giving effect to each such Transfer and including all Transfers occurring from and after the Issue Date (excluding Transfers in connection with the Transactions described in the Offering Circular). Subject to the foregoing, upon a Transfer to a Restricted Subsidiary that is not a Senior Secured Note Guarantor, any Collateral subject to security interests in favor of the Senior Secured Notes will be automatically released from such security interests and the Senior Secured Notes will no longer have the benefit of such Collateral.

Additional Covenants.  The Senior Secured Notes Indenture also contains covenants with respect to the following matters: (a) payment of the principal, premium, any Additional Amounts and interest; (b) maintenance of an office or agency in New York; and (c) arrangements regarding the handling of money held.

Defaults

An Event of Default is defined in the Senior Secured Notes Indenture as:

(1) a default in any payment of interest on any Senior Secured Note when due, continued for 30 days;

(2) a default in the payment of principal or premium, if any, of any Senior Secured Note when due at its Stated Maturity, upon optional redemption, upon required repurchase (other than with respect to any Change of Control Payment, which shall be governed by clause (4) below), upon declaration or otherwise;

(3) the failure by BP I, BP II, the Issuers or any Restricted Subsidiaries to comply with the covenants described under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” or “— Limitation on the US Issuers;”

(4) the failure by BP I, BP II or any Restricted Subsidiaries to comply for 60 days after notice with its other agreements contained in the Senior Secured Notes or the Senior Secured Notes Indenture (other than a failure to purchase Senior Secured Notes);

(5) the failure by BP I, BP II, an Issuer or any Significant Subsidiary to pay any Indebtedness (other than Indebtedness owing to BP I, BP II or a Restricted Subsidiary) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, in each case, if the total amount of such Indebtedness unpaid or accelerated exceeds $30.0 million or its foreign currency equivalent (the “cross-acceleration provision”);

(6) certain events of bankruptcy, insolvency or reorganization of BP I, BP II, an Issuer, a Significant Subsidiary or any Restricted Subsidiary that, directly or indirectly, owns or holds any Equity Interest of an Issuer (the “bankruptcy provisions”);

(7) failure by BP I, BP II, an Issuer or any Significant Subsidiary to pay final judgments aggregating in excess of $50.0 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days (the “judgment default provision”); or

(8) any Senior Secured Note Guarantee of RGHL, BP I or a Significant Subsidiary (or any Senior Secured Note Guarantee of one or more Senior Secured Note Guarantors that collectively would represent a Significant Subsidiary) ceases to be in full force and effect (except as contemplated by the terms thereof or the terms of the Senior Secured Notes Indenture or the First Lien Intercreditor Agreement) or BP I, BP II or any Senior Secured Note Guarantor that qualifies as a Significant Subsidiary (or one or more Senior Secured Note Guarantors that collectively would represent a Significant Subsidiary) denies or disaffirms its obligations under the Senior Secured Notes Indenture or any Senior Secured Note Guarantee and such Default continues for 20 days; or

(9) the security interest in the Collateral created under any Security Document shall, at any time, cease to be in full force and effect and constitute a valid and, to the extent applicable and required by the Agreed Security Principles, perfected, lien with the priority required by the Senior Secured Notes Indenture for any reason other than the satisfaction in full of all obligations under the Senior Secured Notes Indenture and discharge of the Senior Secured Notes Indenture or in accordance with the terms of the First Lien Intercreditor Agreement, the 2007 Intercreditor Agreement or any Additional Intercreditor Agreement or as provided under “Security — Releases” above or any security interest created under any Security Document shall be invalid or unenforceable (other than any such failure to be in full force and effect and constitute a valid and, to the extent applicable and required by the Agreed Security Principles, perfected, lien with the priority required by the Senior Secured Notes Indenture or any invalidity or unenforceability that would not be material to the Holders) or RGHL, BP I, an Issuer or any Person granting Collateral the subject of any such security interest shall assert, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable and in each case (but only in the event that such failure to be in full force and effect and constitute a valid and, to the extent applicable and required by the Agreed Security Principles, perfected, lien with the priority required by the Senior Secured Notes Indenture or such invalidity or unenforceability or failure to be perfected or such assertion is capable of being cured without imposing any new hardening period, in equity or at law, to which such security interest was not otherwise subject immediately prior to such failure or assertion, other than any such hardening period that is also applicable to any other Lien over the relevant Collateral) such failure or such assertion shall have continued uncured for a period of (x) 30 days after the Issuers become aware of such failure with respect to any Collateral of a Domestic Subsidiary of BP I (other than Collateral which is an Equity Interest of a Foreign Subsidiary) or (y) 60 days after the Issuers become aware of such failure otherwise (the “security default provision”).

The foregoing constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clause (4) (other than a failure to purchase Senior Secured Notes) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of outstanding Senior Secured Notes of such series notify the Issuers of the default and the Issuers do not cure or cause the cure of such default within the time specified in clause (4) hereof, after receipt of such notice.

If an Event of Default (other than a Default relating to (x) certain events of bankruptcy, insolvency or reorganization of BP I, BP II, an Issuer or any Restricted Subsidiary that, directly or indirectly, holds or owns any Equity Interest of an Issuer or (y) the covenant “— Limitation on the U.S. Issuers”) occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of outstanding Senior Secured Notes by notice to the Issuers may declare the principal of, premium, if any, and accrued but unpaid interest (including additional interest, if any) on all the Senior Secured Notes to be due and payable. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to (x) certain events of bankruptcy, insolvency or reorganization of BP I, BP II, an Issuer or any Restricted Subsidiary that, directly or indirectly, holds or owns any Equity Interest of an Issuer or (y) the covenant “— Limitation on the U.S. Issuers” occurs, the principal of, premium, if any, and interest on all the Senior Secured Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any holders. Under certain circumstances, the holders of a majority in principal amount of outstanding Senior Secured Notes may rescind any such acceleration with respect to the Senior Secured Notes and its consequences.

In the event of any Event of Default specified in clause (5) of the first paragraph above, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) will be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of the Senior Secured Notes, if within 20 days after such Event of Default arose the Issuers deliver an Officers’ Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the principal amount of the Senior Secured Notes as described above be annulled, waived or rescinded upon the happening of any such events.

Subject to the provisions of the Senior Secured Notes Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Senior Secured Notes Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder may pursue any remedy with respect to the Senior Secured Notes Indenture or the Senior Secured Notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing,

(2) Holders of at least 25% in principal amount of the outstanding Senior Secured Notes have requested the Trustee to pursue the remedy,

(3) such Holders have offered the Trustee security or indemnity satisfactory to it against any loss, liability or expense,

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and

(5) the Holders of a majority in principal amount of the outstanding Senior Secured Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the Holders of a majority in principal amount of outstanding Senior Secured Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Senior Secured Notes Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under the Senior Secured Notes Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action. We cannot assure you that indemnification satisfactory to the Trustee will be on commercially reasonable terms or terms acceptable to holders of the Senior Secured Notes such that an agreement will be reached and the Trustee will act on behalf of the secured noteholders.

The Senior Secured Notes Indenture provides that if a Default occurs and is continuing and has been notified to the Trustee, the Trustee must mail (or otherwise deliver in accordance with applicable DTC procedures) to each holder of Senior Secured Notes notice of the Default within the earlier of 90 days after it occurs or 30 days after written notice of it is received by the Trustee. In addition, the Issuers are required to deliver to the Trustee, within 120 days after the end of each fiscal year and in any event, within 14 days of request by the Trustee, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Issuers also are required to deliver to the Trustee (i) as soon as any of them become aware of the occurrence of an Event of Default, written notice of the occurrence of such Event of Default and (ii) within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action BP I, BP II or any Issuer is taking or proposes to take in respect thereof.

Additional Intercreditor Agreements

The Senior Secured Notes Indenture provides that, at the request of the Issuers, in connection with the Incurrence by BP I, BP II or the Restricted Subsidiaries of any Indebtedness for borrowed money permitted pursuant to the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” constituting First Lien Obligations or Subordinated Indebtedness of BP I, BP II, any Issuer or any Senior Secured Note Guarantor, BP I, BP II, the Issuers, the relevant Restricted Subsidiaries and the Trustee shall enter into with the holders of such Indebtedness (or their duly authorized Representatives) one or more intercreditor agreements (each an “Additional Intercreditor Agreement”) on substantially the same terms as one or both of the First Lien Intercreditor Agreement and the 2007 Intercreditor Agreement (or, in each case, on terms not materially less favorable to the holders of the Senior Secured Notes), including containing substantially the same terms with respect to enforcement and release of Senior Secured Note Guarantees and Collateral; provided, that such Additional Intercreditor Agreement will not impose any personal obligations on the Trustee or, in the opinion of the Trustee, adversely affect the rights, duties, liabilities or immunities of the Trustee under the Senior Secured Notes Indenture, the First Lien Intercreditor Agreement or the 2007 Intercreditor Agreement.

The Senior Secured Notes Indenture also provides that, at the direction of the Issuers and without the consent of secured noteholders, the Trustee shall from time to time enter into one or more amendments to the First Lien Intercreditor Agreement, the 2007 Intercreditor Agreement or any Additional Intercreditor Agreement to: (1) cure any ambiguity, omission, mistake, defect or inconsistency of any such agreement, (2) increase the amount or types of Indebtedness covered by any such agreement that may be Incurred by BP I, BP II or a Restricted Subsidiary (including with respect to the First Lien Intercreditor Agreement, the 2007 Intercreditor Agreement or any Additional Intercreditor Agreement the addition of provisions relating to new Indebtedness ranking junior in right of payment to the Senior Secured Notes), (3) add parties to the First Lien Intercreditor Agreement, the 2007 Intercreditor Agreement or an Additional Intercreditor Agreement, including Senior Secured Note Guarantors, or successors, including successor trustees or other Representatives,

(4) secure the Senior Secured Notes (including Additional Senior Secured Notes), First Lien Obligations or any Subordinated Indebtedness, in each case to the extent permitted to be Incurred and so secured hereunder, (5) make provision for pledges of any collateral to secure the Senior Secured Notes (including any Additional Senior Secured Notes), First Lien Obligations or any Subordinated Indebtedness, in each case to the extent permitted to be Incurred and so secured hereunder or (6) make any other change to any such agreement that does not adversely affect the Senior Secured Notes in any material respect. The Issuers shall not otherwise direct the Trustee to enter into any amendment to the First Lien Intercreditor Agreement, the 2007 Intercreditor Agreement or any Additional Intercreditor Agreement without the consent of the holders representing a majority in aggregate principal amount of the Senior Secured Notes then outstanding, except as otherwise permitted below under “— Amendments and Waivers,” and the Issuers may only direct the Trustee to enter into any amendment to the extent such amendment does not impose any personal obligations on the Trustee or, in the opinion of the Trustee, adversely affect the rights, duties, liabilities or immunities of the Trustee under the Senior Secured Notes Indenture or the First Lien Intercreditor Agreement, the 2007 Intercreditor Agreement or any Additional Intercreditor Agreement.

The Senior Secured Notes Indenture also provides that each secured noteholder, by accepting a Senior Secured Note, shall be deemed to have agreed to and accepted the terms and conditions of the First Lien Intercreditor Agreement, the 2007 Intercreditor Agreement and any Additional Intercreditor Agreement (whether then entered into or entered into in the future pursuant to the provisions described herein) and the performance by the Trustee of its obligations and the exercise of its rights thereunder and in connection therewith. A copy of the First Lien Intercreditor Agreement, the 2007 Intercreditor Agreement and any Additional Intercreditor Agreement shall be made available for inspection during normal business hours on any Business Day upon prior written request at the offices of the Trustee.

Amendments and Waivers

Subject to certain exceptions, the Senior Secured Notes Indenture, the Senior Secured Notes, the First Lien Intercreditor Agreement, the 2007 Intercreditor Agreement, Additional Intercreditor Agreements, the Security Documents and the Senior Secured Notes may be amended with the consent of the holders of a majority in principal amount of the Senior Secured Notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Senior Secured Notes then outstanding; provided, however, that without the consent of each holder of an outstanding Senior Secured Note affected, no amendment may, among other things:

(1) reduce the amount of Senior Secured Notes whose holders must consent to an amendment;

(2) reduce the rate of or extend the time for payment of interest on any Senior Secured Note;

(3) reduce the principal of or extend the Stated Maturity of any Senior Secured Note;

(4) reduce the premium or amount payable upon the redemption of any Senior Secured Note, change the time at which any Senior Secured Note may be redeemed as described under “— Optional Redemption,” or “— Redemption for Changes in Withholding Taxes;”

(5) make any Senior Secured Note payable in money other than that stated in such Senior Secured Note:

(6) expressly subordinate the Senior Secured Notes or any Senior Secured Note Guarantee to any other Indebtedness of any Issuer, BP I or any Senior Secured Note Guarantor not otherwise permitted by the Senior Secured Notes Indenture;

(7) impair the right of any holder to receive payment of principal of, premium, if any, and interest on such holder’s Senior Secured Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Senior Secured Notes;

(8) make any change in the amendment provisions which require the holder’s consent as described in this sentence or in the waiver provisions;

(9) change the provisions of the First Lien Intercreditor Agreement or the 2007 Intercreditor Agreement or any Additional Intercreditor Agreement in any manner adverse to the interests of the Holders in any material respect; or

(10) make any change in the provisions of the Senior Secured Notes Indenture described under “— Withholding Taxes” that adversely affects the rights of any Holder to receive payments of Additional Amounts pursuant to such provisions or amend the terms of the Senior Secured Notes or the Senior Secured Notes Indenture in a way that would result in the loss of an exemption from any of the Taxes described thereunder that are required to be withheld or deducted by any Relevant Taxing Jurisdiction from any payments made on the Senior Secured Note or any Senior Secured Note Guarantees by the Payors, unless RGHL or any Restricted Subsidiary agrees to pay any Additional Amounts that arise as a result. For purposes of this paragraph (10) a “Relevant Taxing Jurisdiction” shall include the United States.

Without the consent of the holders of the requisite percentage of the aggregate principal amount of the Senior Secured Notes then outstanding required by the Trust Indenture Act (which consents may be obtained in connection with a tender offer or exchange offer for the Senior Secured Notes), no amendment or waiver may release from the Lien of the Senior Secured Notes Indenture and the Security Documents all or substantially all of the Collateral; provided, however, that if any such amendment or waiver disproportionately adversely affects one series of Senior Secured Notes, such amendment or waiver shall also require the consent of the holders of at least the requisite percentage of the aggregate principal amount of such adversely affected series of Senior Secured Notes required by the Trust Indenture Act (which consents may be obtained in connection with a tender offer or exchange offer for the Senior Secured Notes).

Without the consent of any Holder, BP I, the Issuers, the Trustee and the Collateral Agent may amend the Senior Secured Notes Indenture, the Senior Secured Notes, the First Lien Intercreditor Agreement, the 2007 Intercreditor Agreement, any Additional Intercreditor Agreement or any Security Document (1) to cure any ambiguity, omission, mistake, defect or inconsistency, (2) to give effect to any provision of the Senior Secured Notes Indenture (including the release of any Senior Secured Note Guarantees or security interest in any Collateral in accordance with the terms of the Senior Secured Notes Indenture, and to comply with the covenant under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets”), (3) to provide for the assumption by a Successor Company of the obligations of any Issuer under the Senior Secured Notes Indenture and the Senior Secured Notes or to provide for the assumption by a Successor Senior Secured Note Guarantor of the obligations of a Senior Secured Note Guarantor under the Senior Secured Notes Indenture and its Senior Secured Note Guarantee, (4) to provide for uncertificated Senior Secured Notes in addition to or in place of certificated Senior Secured Notes (provided that the uncertificated Senior Secured Notes are issued in registered form for purposes of Section 163(f) of the Code), (5) to add a Senior Secured Note Guarantee with respect to the Senior Secured Notes, (6) to add assets to the Collateral, (7) to release Collateral from any Lien pursuant to the Senior Secured Notes Indenture, the First Lien Intercreditor Agreement, the 2007 Intercreditor Agreement, any Additional Intercreditor Agreement and the applicable Security Documents when permitted or required by the Senior Secured Notes Indenture, the First Lien Intercreditor Agreement, the 2007 Intercreditor Agreement, any Additional Intercreditor Agreement and the applicable Security Documents, (8) to the extent necessary to provide for the granting of a security interest for the benefit of any Person, provided that the granting of such security interest is not prohibited under “— Certain Covenants — Impairment of Security Interest” or otherwise under the Senior Secured Notes Indenture, (9) to add to the covenants of BP I, BP II or any Senior Secured Note Guarantor for the benefit of the Holders or to surrender any right or power conferred upon BP I or BP II, (10) to make any change that does not adversely affect the rights of any Holder, (11) to evidence and give effect to the acceptance and appointment under the Senior Secured Notes Indenture, the First Lien Intercreditor Agreement, the 2007 Intercreditor Agreement, any Additional Intercreditor Agreement and the applicable Security Documents of a successor Trustee, (12) to provide for the accession of the Trustee to any instrument in connection with the

Senior Secured Notes, (13) to make certain changes to the Senior Secured Notes Indenture to provide for the issuance of Additional Senior Secured Notes or (14) to comply with any requirement of the SEC in connection with the qualification of the Senior Secured Notes Indenture under the Trust Indenture Act, if such qualification is required.

The consent of the noteholders is not necessary under the Senior Secured Notes Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the Senior Secured Notes Indenture becomes effective, the Issuers are required to mail (or otherwise deliver in accordance with applicable DTC procedures) to the respective noteholders a notice briefly describing such amendment. However, the failure to give such notice to all noteholders entitled to receive such notice, or any defect therein, will not impair or affect the validity of the amendment.

No Personal Liability of Directors, Officers, Employees, Managers and Stockholders

No (i) director, officer, employee, manager, incorporator or holder of any Equity Interests in BP I, BP II or any Issuer or any direct or indirect parent corporation or (ii) director, officer, employee or manager of a Senior Secured Note Guarantor, will have any liability for any obligations of the Issuers under the Senior Secured Notes, the Senior Secured Notes Indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Senior Secured Notes by accepting a Senior Secured Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Senior Secured Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Transfer and Exchange

A noteholder may transfer or exchange Senior Secured Notes in accordance with the Senior Secured Notes Indenture. Upon any transfer or exchange, the registrar and the Trustee may require a noteholder, among other things, to furnish appropriate endorsements and transfer documents and the Issuers may require a noteholder to pay any taxes required by law or permitted by the Senior Secured Notes Indenture. The Issuers are not required to transfer or exchange any Senior Secured Note selected for redemption or to transfer or exchange any Senior Secured Note for a period of 15 days prior to a selection of Senior Secured Notes to be redeemed. The Senior Secured Notes will be issued in registered form and the registered holder of a Senior Secured Note will be treated as the owner of such Note for all purposes.

Satisfaction and Discharge

The Senior Secured Notes Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration or transfer or exchange of Senior Secured Notes, as expressly provided for in the Senior Secured Notes Indenture) as to all outstanding Senior Secured Notes when:

(1) either (a) all the Senior Secured Notes theretofore authenticated and delivered (except lost, stolen or destroyed Senior Secured Notes which have been replaced or paid and Senior Secured Notes for whose payment money has theretofore been deposited in trust or segregated and held by the Issuers and thereafter repaid to the Issuers or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all of the Senior Secured Notes (i) have become due and payable, (ii) will become due and payable at their stated maturity within one year or (iii) if redeemable at the option of the Issuers, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers, and the Issuers have irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Senior Secured Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Senior Secured Notes to the date of deposit together with irrevocable instructions from the Issuers directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2) BP I, BP II, an Issuer or the Senior Secured Note Guarantors have paid all other sums payable under the Senior Secured Notes Indenture; and

(3) the Issuers have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent under the Senior Secured Notes Indenture relating to the satisfaction and discharge of the Senior Secured Notes Indenture have been complied with; provided that any counsel may rely on an Officers’ Certificate as to matters of fact.

Defeasance

The Issuers at any time may terminate all their obligations under the Senior Secured Notes and the Senior Secured Notes Indenture (“legal defeasance”), and cure any existing Defaults and Events of Default, except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Senior Secured Notes, to replace mutilated, destroyed, lost or stolen Senior Secured Notes and to maintain a registrar and paying agent in respect of the Senior Secured Notes. The Issuers at any time may terminate their obligations under the covenants described under “— Certain Covenants,” the operation of the cross-acceleration provision and the bankruptcy provisions with respect to Significant Subsidiaries, and the security default provision and the judgment default provision described under “— Defaults” and the undertakings and covenants contained under “— Change of Control” and “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” (“covenant defeasance”). If the Issuers exercise their legal defeasance option or their covenant defeasance option, each Senior Secured Note Guarantor will be released from all of its obligations with respect to its Senior Secured Note Guarantee and the Issuers and each Senior Secured Note Guarantor will be released from all of its obligations with respect to the Security Documents.

The Issuers may exercise their legal defeasance option notwithstanding their prior exercise of their covenant defeasance option. If the Issuers exercise their legal defeasance option, payment of the Senior Secured Notes may not be accelerated because of an Event of Default with respect thereto. If the Issuers exercise their covenant defeasance option, payment of the Senior Secured Notes may not be accelerated because of an Event of Default specified in clause (3), (4), (5), (6) (with respect only to Significant Subsidiaries), (7) or (8) under “— Defaults” or because of the failure of the Issuers to comply with clause (4) under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets.”

In order to exercise its defeasance option, the Issuers must irrevocably deposit (the “defeasance trust”) with the Trustee money in US Dollars for the payment of principal, premium (if any) and interest on the Senior Secured Notes to redemption or maturity, as the case may be, and must comply with certain other conditions set out in the Senior Secured Notes Indenture, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Senior Secured Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or change in applicable U.S. federal income tax law).

Concerning the Trustee

The Bank of New York Mellon is the Trustee under the Senior Secured Notes Indenture.

If the Trustee becomes a creditor of the Issuers or any Senior Secured Note Guarantor, the Senior Secured Notes Indenture and the Trust Indenture Act limit its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Senior Secured Notes Indenture provides that in case an Event of Default will occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Senior Secured Notes Indenture at the request of any Holder of Senior Secured Notes, unless such Holder has offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Notices

All notices to secured noteholders will be validly given if mailed to them at their respective addresses in the register of the Holders of the Senior Secured Notes, if any, maintained by the Registrar (or otherwise delivered in accordance with applicable DTC procedures). In addition, for so long as any Senior Secured Notes are represented by Global Senior Notes, all notices to Holders of the Senior Secured Notes will be delivered to DTC, which will give such notices to the holders of Book-Entry Interests.

Each such notice shall be deemed to have been given on the date of such publication or, if published more than once on different dates, on the first date on which publication is made; provided that, if notices are mailed (or otherwise delivered in accordance with applicable DTC procedures), such notice shall be deemed to have been given on the later of such publication and the seventh day after being so mailed or delivered. Any notice or communication mailed to a noteholder shall be mailed to such Person by first-class mail or other equivalent means (or otherwise delivered in accordance with applicable DTC procedures) and shall be sufficiently given to him if so mailed or delivered within the time prescribed. Failure to mail (or otherwise deliver in accordance with applicable DTC procedures) a notice or communication to a secured noteholder or any defect in it shall not affect its sufficiency with respect to other secured noteholders. If a notice or communication is mailed or delivered in the manner provided above, it is duly given, whether or not the addressee receives it.

Currency Indemnity and Calculation of Dollar-denominated Restrictions

The US Dollar is the sole currency of account and payment for all sums payable by BP I, BP II, the Issuers or any Senior Secured Note Guarantor under or in connection with the Senior Secured Notes, including damages. Any amount with respect to the Senior Secured Notes received or recovered in a currency other than US Dollars, whether as a result of, or the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of the Issuers or any Senior Secured Note Guarantor or otherwise by any secured noteholder or by the Trustee, in respect of any sum expressed to be due to it from the Issuers or any Senior Secured Note Guarantor will only constitute a discharge to the Issuers or any Senior Secured Note Guarantor to the extent of the US Dollar amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so).

If that US Dollar amount is less than the US Dollar amount expressed to be due to the recipient or the Trustee under any Senior Secured Note, BP I, BP II, the Issuers and any Senior Secured Note Guarantor will indemnify such recipient against any loss sustained by it as a result. In any event, BP I, BP II, the Issuers and any Senior Secured Note Guarantor will indemnify the recipient against the cost of making any such purchase. For the purposes of this currency indemnity provision, it will be prima facie evidence of the matter stated therein for the holder of a Senior Secured Note or the Trustee to certify in a manner satisfactory to the Issuers (indicating the sources of information used) the loss it Incurred in making any such purchase. These indemnities constitute a separate and independent obligation from BP I, BP II, the Issuers and any Senior

Secured Note Guarantor’s other obligations, will give rise to a separate and independent cause of action, will apply irrespective of any waiver granted by any holder of a Senior Secured Note or the Trustee (other than a waiver of the indemnities set out herein) and will continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any Senior Secured Note or to the Trustee.

Except as otherwise specifically set forth herein, (a) for purposes of determining compliance with any euro-denominated restriction herein, the Euro Equivalent amount for purposes hereof that is denominated in a non-euro currency shall be calculated based on the relevant currency exchange rate in effect on the date such non-euro amount is Incurred or made, as the case may be, and (b) for purposes of determining compliance with any U.S. Dollar-denominated restriction herein, the U.S. Dollar Equivalent amount for purposes hereof that is denominated in a non-U.S. Dollar currency shall be calculated based on the relevant currency exchange rate in effect on the date such non-U.S. Dollar amount is Incurred or made, as the case may be.

Consent to Jurisdiction and Service

Each of BP I, BP II, the Issuers and the Senior Secured Note Guarantors has irrevocably and unconditionally: (1) submitted itself and its property in any legal action or proceeding relating to the Senior Secured Notes Indenture to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the general jurisdiction of the courts of the State of New York, sitting in the Borough of Manhattan, The City of New York, the courts of the United States of America for the Southern District of New York, appellate courts from any thereof and courts of its own corporate domicile, with respect to actions brought against it as defendant; (2) consented that any such action or proceeding may be brought in such courts and waive any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; (3) designated and appointed the US Issuer II as its authorized agent upon which process may be served in any action, suit or proceeding arising out of or relating to the Senior Secured Notes Indenture that may be instituted in any Federal or state court in the State of New York; and (4) agreed that service of any process, summons, notice or document by US registered mail addressed to the US Issuer II, with written notice of said service to such Person at the address of the US Issuer II set forth in the Senior Secured Notes Indenture shall be effective service of process for any action, suit or proceeding brought in any such court.

Enforceability of Judgments

Since a significant portion of the assets (including assets constituting the Collateral) of BP I, BP II, the Issuers and the Senior Secured Note Guarantors are outside the United States, any judgment obtained in the United States against BP I, BP II, the Issuers or any Senior Secured Note Guarantor, including judgments with respect to the payment of principal, premium, interest, Additional Amounts, redemption price and any purchase price with respect to the Senior Secured Notes, may not be collectable within the United States.

Governing Law

The Senior Secured Notes Indenture provides that it and the Senior Secured Notes are governed by, and construed in accordance with, the laws of the State of New York. Notwithstanding anything to the contrary, articles 86 to 94-8 of the Luxembourg law of August 10, 1915 on commercial companies shall not be applicable in respect of the Senior Secured Notes.

The First Lien Intercreditor Agreement provides that it is governed by, and construed in accordance with, the laws of the State of New York.

The 2007 Intercreditor Agreement provides that it is governed by, and construed in accordance with, the laws of England.

Unless granted under a Security Document governed by the law of the jurisdiction of an Obligor, under English law or under the applicable laws of the United States (or any state therein), all Security Documents (other than share security over an Obligor’s Subsidiaries) shall be governed by the law of and secure assets located in the jurisdiction of organization of that Obligor; provided that for certain receivables security and other related assets, such security may be governed by the laws of the jurisdiction of organization of the creditor or that governs the underlying receivable.

See “Certain Insolvency and Other Local Law Considerations” and “Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — Enforcing your rights as a holder of the notes or under the guarantees, or with respect to the senior secured notes, the security, across multiple jurisdictions may be difficult.”

Book-Entry, Delivery and Form

General

The Senior Secured Notes will be represented by one or more global Senior Secured Notes in registered form without interest coupons attached (collectively, the “Global Senior Secured Notes”). The Global Senior Secured Notes will be deposited upon issuance with a custodian for the Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee of DTC.

In the event that Additional Senior Secured Notes are issued pursuant to the terms of the Senior Secured Notes Indenture, the Issuers may, in their sole discretion, cause some or all of such Additional Senior Secured Notes, if any, to be issued in the form of one or more global Senior Secured Notes (the “Additional Global Senior Secured Notes”) and registered in the name of and deposited with the nominee of DTC.

Ownership of beneficial interests in each Global Senior Secured Note and ownership of interests in each Additional Global Senior Secured Note (together, the “Book-Entry Interests”) will be limited to persons that have accounts with the Depositary or persons that may hold interests through such participants. Book-Entry Interests will be shown on, and transfers thereof will be effected only through, records maintained in book-entry form by the Depositary and their participants. As used in this section, “Depositary” means, with respect to the Global Senior Secured Notes and the Additional Global Senior Secured Notes, if any, DTC.

The Book-Entry Interests will not be held in definitive form. Instead, the Depositary will credit on its book-entry registration and transfer systems a participant’s account with the interest beneficially owned by such participant. The laws of some jurisdictions, including certain states of the United States, may require that certain purchasers of securities take physical delivery of such securities in definitive form. The foregoing limitations may impair your ability to own, transfer or pledge or grant any other security interest in Book-Entry Interests. In addition, while the Senior Secured Notes are in global form, “holders” of Book-Entry Interests may not be considered the owners or “holders” of Senior Secured Notes for purposes of the Senior Secured Notes Indenture.

So long as the Senior Secured Notes and any Additional Senior Secured Notes are held in global form, DTC (or its nominee), may be considered the sole holder of Global Senior Secured Notes for all purposes under the Senior Secured Notes Indenture. As such, participants must rely on the procedures of DTC, and indirect participants must rely on the procedures of DTC and the participants through which they own Book-Entry Interests, to transfer their interests or to exercise any rights of holders under the Senior Secured Notes Indenture.

The Issuers and the Trustee and their respective agents will not have any responsibility or be liable for any aspect of the records relating to the Book-Entry Interests.

Issuance of Definitive Registered Senior Secured Notes

Under the terms of the Senior Secured Notes Indenture, owners of Book-Entry Interests will not receive definitive Senior Secured Notes in registered form (“Definitive Registered Senior Secured Notes”) in exchange for their Book-Entry Interests unless (a) the Issuers have consented thereto in writing, or such transfer or exchange is made pursuant to one of clauses (i), (ii) or (iii) of this paragraph and (b) such transfer or exchange is in accordance with the applicable rules and procedures of the Depositary and the applicable provisions of the Senior Secured Notes Indenture. Subject to applicable provisions of the Senior Secured Notes Indenture, Definitive Registered Senior Secured Notes shall be transferred to all owners of Book-Entry Interests in the relevant Global Senior Secured Note if:

(i) the Issuers notify the Trustee in writing that the Depositary is unwilling or unable to continue to act as depositary and the Issuers do not appoint a successor depositary within 120 days;

(ii) the Depositary so requests if an Event of Default under the Senior Secured Notes Indenture has occurred and is continuing; or

(iii) the Issuers, at their option, notify the Trustee in writing that they elect to issue Definitive Registered Senior Secured Notes under the Senior Secured Notes Indenture.

In such an event, Definitive Registered Senior Secured Notes will be issued and registered in the name or names and issued in denominations of $100,000 in principal amount and integral multiples of $1,000 as requested by or on behalf of the Depositary (in accordance with its customary procedures and certain certification requirements and based upon directions received from participants reflecting the beneficial ownership of the Book-Entry Interests), and such Definitive Registered Senior Secured Notes will bear the restrictive legend referred to in “Transfer Restrictions,” unless that legend is not required by the Senior Secured Notes Indenture or applicable law. Payment of principal of, and premium, if any, and interest on the Senior Secured Notes shall be payable at the place of payment designated by the Issuers pursuant to the Senior Secured Notes Indenture; provided, however, that at the Issuers’ option, payment of interest on a Senior Secured Note may be made by check mailed to the person entitled thereto to such address as shall appear on the Senior Secured Note register.

Redemption of the Global Senior Secured Notes

In the event any Global Senior Secured Note, or any portion thereof, is redeemed, the Depositary will distribute the amount received by it in respect of the Global Senior Secured Note so redeemed to the holders of the Book-Entry Interests in such Global Senior Secured Note. The redemption price payable in connection with the redemption of such Book-Entry Interests will be equal to the amount received by the Depositary in connection with the redemption of such Global Senior Secured Note (or any portion thereof).

We understand that under existing practices of DTC, if fewer than all of the Senior Secured Notes are to be redeemed at any time, DTC will credit their respective participants’ accounts on a proportionate basis (with adjustments to prevent fractions) or by lot or on such other basis as they deem fair and appropriate; provided, however, that no book-entry interest of less than $100,000 in principal amount may be redeemed in part.

Payments on Global Senior Secured Notes

Payments of any amounts owing in respect of the Global Senior Secured Notes for the Senior Secured Notes (including principal, premium, interest, additional interest and Additional Amounts) will be made by the Issuers in US Dollars to the paying agents under the Senior Secured Notes Indenture. The paying agents will, in turn, make such payments to the Depositary or its nominee, as the case may be, which will distribute such payments to their respective participants in accordance with their respective procedures.

Under the terms of the Senior Secured Notes Indenture, the Issuers, the Trustee and the paying agents will treat the registered holder of the Global Senior Secured Notes as the owner thereof for the purpose of receiving payments and other purposes under the Senior Secured Notes Indenture. Consequently, the Issuers, the Trustee and the paying agents and their respective agents have not and will not have any responsibility or liability for:

•	any aspect of the records of the Depositary or any participant or indirect participant relating to, or payments made on account of, a Book-Entry Interest, for any such payments made by the Depositary or any participant or indirect participants, or maintaining, supervising or reviewing the records of the Depositary or any participant or indirect participant relating to or payments made on account of a Book-Entry Interest; or

•	the Depositary or any participant or indirect participant.

Payments by participants to owners of Book-Entry Interests held through participants are the responsibility of such participants, as is the case with securities held for the accounts of customers registered in “street name.”

Action by Owners of Book-Entry Interests

We understand that the Depositary will take any action permitted to be taken by a holder of Senior Secured Notes only at the direction of one or more participants to whose account the Book-Entry Interests in the Global Senior Secured Notes are credited and only in respect of such portion of the aggregate principal amount of Senior Secured Notes as to which such participant or participants has or have given such direction. The Depositary will not exercise any discretion in the granting of consents, waivers or the taking of any other action in respect of the Global Senior Secured Notes. However, if there is an Event of Default under the Senior Secured Notes, the Depositary reserves the right to exchange the Global Senior Secured Notes for Definitive Registered Senior Secured Notes in certificated form, and to distribute such Definitive Registered Senior Secured Notes to its respective participants.

Transfers

Transfers of any Global Senior Secured Note shall be limited to transfers of such Global Senior Secured Note in whole, but (subject to the provisions described above under “— Book-Entry, Delivery and Form — Issuance of Definitive Registered Senior Secured Notes,” to provisions described below in the section “— Book-Entry, Delivery and Form — Transfers” and the applicable provisions of the Senior Secured Notes Indenture), not in part, to the Depositary, its successors or its nominees.

Subject to the foregoing, Book-Entry Interests may be transferred and exchanged in a manner otherwise in accordance with the terms of the Senior Secured Notes Indenture. Any Book-Entry Interest in one of the Global Senior Secured Notes that is transferred to a person who takes delivery in the form of a Book-Entry Interest in another Global Senior Secured Note will, upon transfer, cease to be a Book-Entry Interest in the first mentioned Global Senior Secured Note and become a Book-Entry Interest in the relevant Global Senior Secured Note, and accordingly, will thereafter be subject to all transfer restrictions, if any, and other procedures applicable to Book-Entry Interests in such other Global Senior Secured Note for as long as that person retains such Book-Entry Interests.

Definitive Registered Senior Secured Notes, if any, may be transferred and exchanged for Book-Entry Interests in a Global Senior Secured Note only pursuant to the terms of the Senior Secured Notes Indenture and, if required, only after the transferor first delivers to the Trustee a written certificate (in the form provided in the Senior Secured Notes Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Senior Secured Notes. See “Plan of Distribution.”

Global Clearance and Settlement Under the Book-Entry System

Initial Settlement

Initial settlement for the Senior Secured Notes will be made in US Dollars. In the case of Book-Entry Interests held through DTC, such Book-Entry Interests will be credited to the securities custody account of DTC holders, as applicable, on the business day following the settlement date against payment for value on the settlement date.

Secondary Market Trading

The Book-Entry Interests will trade through participants of the Depositary, and will settle in same-day funds. Since the purchase determines the place of delivery, it is important to establish at the time of trading any Book-Entry Interests where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date.

Clearing Information

We expect that the Senior Secured Notes will be accepted for clearance through the facilities of DTC.

Information Concerning DTC

All Book-Entry Interests will be subject to the operations and procedures of DTC. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by such settlement system and may be changed at any time. We are not responsible for those operations or procedures.

We understand the following with respect to DTC:

DTC was created to hold securities for its participants and facilitate the clearance and settlement transactions among its participants. It does this through electronic book-entry changes in the accounts of securities participants, eliminating the need for physical movement of securities certificates. DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC’s owners are the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. and a number of its direct participants. Others, such as banks, brokers and dealers and trust companies that clear through or maintain a custodial relationship with a direct participant also have access to the DTC system and are known as indirect participants.

The information in this section concerning DTC and its book-entry systems has been obtained from sources we believe to be reliable, but we take no responsibility for the accuracy thereof.

Certain Definitions

“2007 Credit Agreement” means the senior facilities agreement dated May 11, 2007, among, among others, BP I and Credit Suisse as mandated lead arranger, agent, issuing bank and security trustee, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder (subject to compliance with the covenant described under “— Certain

Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Liens”) or altering the maturity thereof.

“2007 Intercreditor Agreement” means the intercreditor agreement dated May 11, 2007, among RGHL, BP I, the senior lenders identified therein, Credit Suisse, as senior agent thereunder, the senior issuing banks as identified therein, the subordinated bridging lenders, Credit Suisse, as subordinated bridging agent, Credit Suisse, as security trustee, and the other parties identified therein, as amended on November 5, 2009, and as amended, supplemented or modified from time to time thereafter.

“2007 Notes” means the 2007 Senior Notes and the 2007 Senior Subordinated Notes.

“2007 Notes Collateral” means (x) all of the capital stock of BP I and (y) the receivables under the intercompany loans, each dated June 29, 2007 and between BP II and BP I in respect of the proceeds from the 2007 Senior Notes and the 2007 Senior Subordinated Notes, as from time to time amended, supplemented or modified.

“2007 Notes Security Documents” means the agreements or other instruments entered into or to be entered into between, inter alios, the collateral agent under the 2007 Senior Note Indenture and 2007 Senior Subordinated Note Indenture, the trustee under the 2007 Senior Note Indenture and 2007 Senior Subordinated Note Indenture, RGHL and BP II pursuant to which security interests in the 2007 Notes Collateral are granted to secure the 2007 Senior Notes and the 2007 Senior Subordinated Notes from time to time, as from time to time amended, supplemented or modified.

“2007 Senior Note Indenture” means the Indenture dated as of June 29, 2007, among BP II, the Senior Note Guarantors from time to time party thereto and as defined therein, the Trustee, as trustee, principal paying agent and transfer agent, BNY Fund Services (Ireland) Limited, as paying agent in Dublin and transfer agent, and Credit Suisse, as security agent.

“2007 Senior Notes” means the €480.0 million aggregate principal amount of 8% Senior Notes due 2016 issued pursuant to the 2007 Senior Note Indenture.

“2007 Senior Subordinated Note Indenture” means the Indenture dated as of June 29, 2007, among BP II, the Senior Note Guarantors from time to time party thereto and as defined therein, the Trustee, as trustee, principal paying agent and transfer agent, BNY Fund Services (Ireland) Limited, as paying agent in Dublin and transfer agent, and Credit Suisse, as security agent.

“2007 Senior Subordinated Notes” means the €420.0 million aggregate principal amount of 9 1/2% Senior Subordinated Notes due 2017 issued pursuant to the 2007 Senior Subordinated Note Indenture.

“2009 Indenture” means the Indenture dated as of November 5, 2009, among Reynolds Group DL Escrow Inc., Reynolds Group Escrow LLC and The Bank of New York Mellon as Trustee, Principal Paying Agent, Transfer Agent, Registrar and Collateral Agent, as supplemented, amended and modified from time to time thereafter.

“2009 Note Documents” means (a) the 2009 Notes, the guarantees with respect to the 2009 Notes, the 2009 Indenture, the 2009 Security Documents, the First Lien Intercreditor Agreement, the 2007 Intercreditor Agreement and (b) any other related document or instrument executed and delivered pursuant to any 2009 Note Document described in clause (a) evidencing or governing any secured obligations thereunder.

“2009 Notes” means the $1,125.0 million aggregate principal amount and €450.0 million aggregate principal amount of 7.750% Senior Secured Notes due 2016 issued pursuant to the 2009 Indenture.

“2009 Post-Closing Reorganization” means the transactions contemplated in that certain Post-Closing Steps dated as of October 31, 2009, prepared by RGHL.

“2009 Security Documents” means those agreements or other instruments entered into pursuant to which security interests in the Collateral (as defined in the 2009 Indenture) are granted to secure the 2009 Notes and the guarantees thereof.

“Acquired Indebtedness” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged, consolidated or amalgamated with or into or became a Restricted Subsidiary of such specified Person (including, for the avoidance of doubt, Indebtedness Incurred by such other Person in connection with, or in contemplation of, such other Person merging, consolidating or amalgamating with or into or becoming a Restricted Subsidiary of such specified Person); and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Acquisition” means the acquisition by BP III of the Target, by way of purchase of all the Target Shares (i) from RGHL prior to the Reference Date, (ii) under the Offer and Squeeze-Out, (iii) by way of market purchases and (iv) by way of over-the-counter purchases.

“Acquisition Documents” means the Offer Prospectus, the Pre-Announcement and any other document entered into in connection therewith, in each case as amended, supplemented or modified from time to time prior to the Issue Date or thereafter (so long as any amendment, supplement or modification after the Issue Date, together with all other amendments, supplements and modifications after the Issue Date, taken as a whole, is not more disadvantageous to the holders of the Senior Secured Notes in any material respect than the Acquisition Documents as in effect on the Issue Date).

“Additional Intercreditor Agreement” has the meaning specified under “— Additional Intercreditor Agreements.”

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“After-Acquired Collateral” means any property of any Issuer or any Senior Secured Note Guarantor that secures any First Lien Obligations, subject to the Agreed Security Principles.

“Agreed Security Principles” means the following:

(A)	Considerations

(1) The security that will be provided in support of the Obligations (as defined in the First Lien Intercreditor Agreement) will be given in accordance with certain security principles (the “Security Principles”) set forth below.

(2) The Security Principles embody recognition by all parties that there may be certain legal and practical difficulties in obtaining effective security from the Issuers and Senior Secured Note Guarantors. However, it is acknowledged that to the extent the Security Principles conflict with the specific provisions of the Senior Secured Notes Indenture or any Security Document (other than those explicitly qualified by these Security Principles), the provisions of the Senior Secured Notes Indenture or such Security Document will prevail.

(3) For purposes of the Security Principles, “value” refers to fair market value; provided, however, that if no fair market value is readily ascertainable, value shall refer to book value determined in accordance with GAAP (as defined in the Senior Secured Credit Facilities) (consistently applied), as of the date of the most recently ended fiscal quarter for which financial statements are available.

(4) For purposes of the covenants set forth in the Senior Secured Notes Indenture and Security Documents, the Applicable Representative from time to time shall make all determinations on behalf of the noteholders with respect to these Security Principles and the Senior Secured Notes shall not be entitled to any Collateral not also available on the same priority basis in respect of the Senior Secured Credit Facilities, any other Credit Agreement or other Public Debt.

The Security Principles are as follows:

(a) general statutory limitations, financial assistance, capital maintenance, corporate benefit, fraudulent preference, “thin capitalisation” rules, retention of title claims, exchange control restrictions and similar principles may limit the ability of Issuers and Senior Secured Note Guarantors to provide a guarantee or security or may require that the guarantee or security be limited by an amount or otherwise; the Issuers and Senior Secured Note Guarantors will use reasonable endeavours to provide the maximum permissible credit support and to assist in demonstrating that adequate corporate benefit accrues to any relevant entity;

(b) the security and extent of its perfection may be limited where the Applicable Representative reasonably determines in consultation with the Loan Parties (in each case as used in this definition, such term as defined in the Senior Secured Credit Facilities) that the cost to the Loan Parties (including for the avoidance of doubt, any material tax costs to the Loan Parties taken as a whole) of providing security is excessive in relation to the benefit accruing to the Secured Parties (as defined in the First Lien Intercreditor Agreement);

(c) any assets subject to third party arrangements which are permitted by the Senior Secured Notes Indenture and which prevent those assets from being subject to a Lien will not be subject to a Lien in any relevant Security Document, provided that reasonable endeavours to obtain consent to such Lien shall be used by the relevant Issuer or Senior Secured Note Guarantor if the relevant asset is material and if seeking such consent will not adversely affect the business of the Issuer or Senior Secured Note Guarantor or their commercial relationships;

(d) guarantees and security will not be required from companies that are not Wholly Owned Subsidiaries (such term, as used throughout these Security Principles, to exclude directors’ qualifying shares and similar insignificant minority ownership interests). Where security is provided by a wholly owned subsidiary of any Issuer or Senior Secured Note Guarantor (whether direct or indirect) and such subsidiary subsequently ceases to be wholly owned but remains a subsidiary, there shall be no requirement for the release of such guarantee or security;

(e) RGHL and its Subsidiaries (the “Group”) will not be required to grant Senior Secured Note Guarantees or enter into Security Documents if it would conflict with the fiduciary duties of their directors or contravene any legal prohibition or result in a risk of personal or criminal liability on the part of any officer, provided that the relevant member of the Group shall use reasonable endeavours to overcome any such obstacle; provided further, however, that the above limitation shall be assessed in respect of the obligations of such member of the Group under the Credit Documents (as defined in the First Lien Intercreditor Agreement) generally and not just the Senior Secured Note Guarantee or security being granted by that member of the Group;

(f) the Issuers and Senior Secured Note Guarantors will not be required to grant guarantees or enter into Security Documents where there would be a significant tax disadvantage in doing so and without limiting the generality of the foregoing, none of the Issuers or any Senior Secured Note Guarantor shall be required to give a Senior Secured Note Guarantee or a pledge of its assets if such entity is a US Controlled Foreign Subsidiary, and in no event shall more than 65% of the total outstanding voting Equity Interests of such an entity be required to be pledged;

(g) perfection of security, when required, and other legal formalities will be completed as soon as practicable and, in any event, within the time periods specified in the Senior Secured Notes Indenture and Security Documents therefor or (if earlier or to the extent no such time periods are specified in the Senior Secured Notes Indenture and Security Documents) within the time periods specified by applicable law in order to ensure due perfection. The perfection of security granted will not be required if it would have a material adverse effect on the ability of the relevant Issuer or Senior Secured Note Guarantor to conduct its operations and business in the ordinary course as otherwise permitted by the Senior Secured Indenture and Security Documents;

(h) the Collateral Agent (acting in its own right or on behalf of the relevant Secured Parties (in each case used in this definition, as defined in the First Lien Intercreditor Agreement)) shall be able to enforce the security granted by the Security Documents without any restriction from (i) the constitutional documents of any of the Issuers and Senior Secured Note Guarantors, to the extent that such restrictions can be removed under relevant law, (ii) any of the Issuers and Senior Secured Note Guarantors which is or whose assets are the subject of such Security Document (but subject to any inalienable statutory or common law rights which the Issuers and Senior Secured Note Guarantors may have to challenge such enforcement) or (iii) any shareholders of the foregoing not party to the relevant Security Document, to the extent that it is within the power of the Issuers and Senior Secured Note Guarantors to ensure that such restrictions do not apply;

(i) the maximum secured amount may be limited to minimize stamp duty, notarisation, registration or other applicable fees, taxes and duties;

(j) where a class of assets to be secured by an Obligor includes material and immaterial assets, the Issuers and the Administrative Agent under the Senior Secured Credit Facilities (or such other Applicable Representative) may agree a threshold in respect of such assets and direct the Collateral Agent to act accordingly;

(k) the only owned real property owned by RGHL and its Subsidiaries required to be pledged on the Issue Date or as soon as reasonably practicable thereafter, but, in any event, at the same time such pledge is given in respect of the Senior Secured Credit Facilities, will be the real property pledged in respect of the Senior Secured Credit Facilities at such time. After the Issue Date, neither RGHL nor any of its Subsidiaries will be required to pledge any real property owned by RGHL or such Subsidiaries unless the value of such real property exceeds €5.0 million. Neither RGHL nor any of its Subsidiaries will be required to pledge any property in which it has a leasehold interest;

(l) unless granted under a global Security Document governed by the law of the jurisdiction of the Issuers or a Senior Secured Note Guarantor or New York law, all security (other than share security over subsidiaries of the Issuers or a Senior Secured Note Guarantor) shall be governed by the law of and secure assets located in the jurisdiction of incorporation of that entity; provided that for certain receivables security, such security may be governed by the law of the jurisdiction of incorporation or domicile of the creditor or the law that governs the underlying receivable;

(m) other than where intellectual property is secured by a floating charge or other similar all-asset security interest, security interests need only be granted for intellectual property with a value greater than €1.0 million. Security interests in intellectual property will be registered solely in the jurisdiction of incorporation of the entity that owns such intellectual property; provided, however, that, with respect to intellectual property that is material to such entity, to the extent the registration of a security interest in or the taking of any other commercially reasonable actions with respect to, such intellectual property in any other jurisdiction is necessary to ensure that the Secured Parties would be able to realize upon the value of the secured intellectual property in the event of enforcement action, such registration or other actions will be taken in such other jurisdiction as the Collateral Agent may reasonably request taking into account the cost to the Loan Parties of such registration in relation to the benefit accruing to the Secured Parties;

(n) security interests will be taken over only those insurance policies of the Issuers and Senior Secured Note Guarantors that are material to the Group as a whole, as reasonably determined by the Administrative Agent under the Senior Secured Credit Facilities (or other Applicable Representative, as applicable);

(o) other than where equipment is secured by a floating charge or other similar all-asset security interest, security interests need only be granted for manufacturing equipment with a value greater than €250,000;

(p) security interests will be provided over the equity of any Subsidiary that is not a Loan Party only if (i) it is organized in a jurisdiction where one or more Loan Party is organized, (ii) as of the last day of the fiscal quarter of RGHL most recently ended for which financial statements are available, it had gross assets (excluding intra group items but including investments in Subsidiaries) in excess of 1.0% of Consolidated Total Assets (as defined in the Senior Secured Credit Facilities) or (iii) for the period of four consecutive fiscal quarters of RGHL most recently ended for which financial statements are available, it had earnings before interest, tax, depreciation and amortization calculated on the same basis as Consolidated EBITDA in excess of 1.0% of the Consolidated EBITDA (as such terms are defined in the Senior Secured Credit Facilities); and

(q) no security interest will be provided over the equity of any Subsidiary that (a) does not conduct any business operations, (b) has assets with a book value not in excess of $100,000 and (c) does not have any indebtedness outstanding.

For the avoidance of doubt, in these Security Principles, “cost” includes, but is not limited to, income tax cost, registration taxes payable on the creation or for the continuance of any security, stamp duties, out-of-pocket expenses and other fees and expenses directly incurred by the relevant grantor of security or any of its direct or indirect owners, Subsidiaries or Affiliates.

(B)	Senior Secured Note Guarantors and Security

Each Senior Secured Note Guarantee will be an upstream, cross-stream and downstream guarantee of all the Obligations with respect to the Senior Secured Notes and the Senior Secured Note Guarantees, subject to the requirements of the Security Principles in each relevant jurisdiction. Subject to the Security Principles, the security will secure all of the Obligations with respect to the Senior Secured Notes and the Senior Secured Note Guarantees.

Subject to these Security Principles, the security package shall include stock and other membership interests issued by the Issuers and Senior Secured Note Guarantors and intercompany and trade receivables, bank accounts (and amounts on deposit therein), intellectual property, insurance, real estate, inventory and equipment, in each case owned by an Issuer or Senior Secured Note Guarantor and, in jurisdictions where an “all asset” security interest can be created in a security document, security over all assets shall, subject to the Senior Secured Notes Indenture and Security Documents, be given by the Issuers and Senior Secured Note Guarantors formed in that jurisdiction.

To the extent possible, all security shall be given in favour of the Collateral Agent and not the Holders individually, provided that any accessory security (akzessorische Sicherheit) governed by Swiss and German law shall be given in favour of the Collateral Agent and Secured Parties (as defined in the First Lien Intercreditor Agreement) individually if so required by the Applicable Representative. “Parallel debt” provisions will be used where necessary; such provisions will be contained in the First Lien Intercreditor

Agreement and not the individual Security Documents unless required under local laws. To the extent possible, the grant of security in the Collateral shall be structured, documented or otherwise implemented in a manner so that there should be no action required to be taken in relation to the security when any noteholder transfers an interest in the Senior Secured Notes to another party. To the extent such action is required, the Applicable Representative shall not require the Collateral Agent to obtain security in such asset giving rise to the requirement for such action upon a transfer of an interest in the Senior Secured Notes to another party.

The Issuers and Senior Secured Note Guarantors will be required to pay the reasonable costs of any re-execution, notarisation, re-registration, amendment or other perfection requirement for any security on any transfer by a Holder to a new Holder on or prior to the date on which the Initial Purchasers notify RGHL that primary distribution of the Senior Secured Notes is complete. Otherwise the cost or fee shall be for the account of the transferee Holder.

Terms of Security Documents

The following principles will be reflected in the terms of any security taken as part of this transaction:

(a) the security will be first ranking, to the extent possible;

(b) security will (to the extent possible under local law) not be enforceable unless an Event of Default (as defined in the First Lien Intercreditor Agreement) has occurred and is continuing;

(c) any representations, warranties or undertakings which are required to be included in any Security Document shall reflect (to the extent to which the subject matter of such representation, warranty and undertaking is the same as the corresponding representation, warranty and undertaking in the Credit Agreement, the Senior Secured Notes Indenture or any Additional Agreement (as defined in the First Lien Intercreditor Agreement and to the extent relevant) (collectively, the “Principal Loan Documents”) the commercial deal set out in the Principal Loan Documents (save to the extent that applicable local counsel agree that it is necessary to include any further provisions (or deviate from those contained in the Principal Loan Documents) in order to protect or preserve the security granted thereunder);

(d) the provisions of each security document will not be unduly burdensome on the relevant Issuer or Senior Secured Note Guarantor granting such security or interfere unreasonably with the operation of its business and will be limited to those required to create effective security and not impose unreasonable commercial obligations;

(e) information, such as lists of assets, will be provided if and only to the extent (i) required by law to create, enforce, perfect or register the security or (ii) necessary or advisable to enforce the security; provided, however, that such information need not be provided by an Issuer or Senior Secured Note Guarantor pursuant to this subclause (ii) more frequently than annually unless an Event of Default has occurred (or, in the case of third-party trade debtors, unless a Default has occurred which is continuing), and in each case that information can be provided without breaching confidentiality requirements or damaging business relationships;

(f) the Collateral Agent and Secured Parties shall be able to exercise a power of attorney only following the occurrence of an Event of Default or if the relevant Issuer or Senior Secured Note Guarantor granting such security has failed to comply with a further assurance or perfection obligation within 10 Business Days of being notified of that failure;

(g) security will, where possible and practical, automatically create security over future assets of the same type as those already secured;

(h) notification of receivables security to third-party trade debtors shall not be given unless a Default has occurred and is continuing and for intercompany receivables notification may be given at the time such security is granted to the extent required by local law to perfect such security or if a Default has occurred and is continuing;

(i) in respect of the share pledges, until an Event of Default has occurred, the pledgors shall be permitted to retain and to exercise voting rights to any shares pledged by them in a manner which does not adversely affect the validity or enforceability of the security or cause an Event of Default to occur and the subsidiaries of the pledgors should be permitted to pay dividends upstream on pledged shares to the extent permitted under the Principal Loan Documents; and

(j) in respect of bank accounts (and cash therein), the Collateral Agent agrees with the relevant Issuer or Senior Secured Note Guarantor that the Collateral Agent shall not give any instructions or withhold any withdrawal rights from such Issuer or Senior Secured Note Guarantor, unless an Event of Default has occurred and is continuing, or, after giving effect to any withdrawal, would occur.

“Applicable Premium” (as determined by the Issuers) means, with respect to any Senior Secured Note at any redemption date, the greater of (i) 1.00% of the principal amount of such Senior Secured Note and (ii) the excess, if any, of (A) the present value at such redemption date of (1) the redemption price of such Senior Secured Note on February 15, 2016 (such redemption price being described in the second paragraph under “— Optional Redemption” exclusive of any accrued interest and additional interest, if any) plus (2) all required remaining scheduled interest payments due on such Senior Secured Note through February 15, 2016 (excluding accrued but unpaid interest and additional interest, if any, to the redemption date), computed using a discount rate equal to the Treasury Rate at the redemption date plus 50 basis points over (B) the principal amount of such Senior Secured Note on such redemption date.

“Applicable Representative” has the meaning given to such term under “— Security — Brief Summary of Security Documents and Intercreditor Agreements.”

“Asset Sale” means:

(1) the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a Sale/Leaseback Transaction) outside the ordinary course of business of BP I, BP II or any Restricted Subsidiary (each referred to in this definition as a “disposition”) or

(2) the issuance or sale of Equity Interests (other than directors’ qualifying shares and shares issued to foreign nationals or other third parties to the extent required by applicable law) of any Restricted Subsidiary (other than to BP I, BP II or a Restricted Subsidiary and other than the issuance of Preferred Stock of a Restricted Subsidiary issued in compliance with the covenant described under “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) (whether in a single transaction or a series of related transactions), in each case other than:

(a) a disposition of cash, Cash Equivalents or Investment Grade Securities or obsolete, surplus or worn-out property or equipment in the ordinary course of business;

(b) transactions permitted pursuant to the provisions described above under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control;

(c) any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under “— Certain Covenants — Limitation on Restricted Payments”;

(d) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary, which assets or Equity Interests so disposed or issued have an aggregate Fair Market Value of less than $15.0 million;

(e) any disposition of property or assets, or the issuance of securities, by a Restricted Subsidiary to RGHL or by BP I, BP II or a Restricted Subsidiary to BP I, BP II or a Restricted Subsidiary;

(f) any exchange of assets (including a combination of assets and Cash Equivalents) for assets related to a Similar Business of comparable or greater Fair Market Value or, as determined in good faith by senior management or the Board of Directors of BP I or BP II, to be of comparable or greater usefulness to the business of BP I, BP II and the Restricted Subsidiaries as a whole;

(g) foreclosure, exercise of termination rights or any similar action with respect to any property or any other asset of BP I, BP II or any Restricted Subsidiaries;

(h) any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i) the lease, assignment or sublease of any real or personal property in the ordinary course of business;

(j) any sale of inventory, trading stock or other assets in the ordinary course of business;

(k) any grant in the ordinary course of business of any license of patents, trademarks, know-how or any other intellectual property;

(l) an issuance of Capital Stock pursuant to an equity incentive or compensation plan approved by the Board of Directors;

(m) dispositions consisting of the granting of Permitted Liens;

(n) dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(o) any disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than BP I, BP II or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition;

(p) any surrender or waiver of contract rights or the settlement, release, recovery on or surrender of contract, tort or other claims of any kind;

(q) a Financing Disposition or a transfer (including by capital contribution) of accounts receivable and related assets of the type specified in the definition of “Receivables Financing” (or a fractional undivided interest therein) by a Receivables Subsidiary or any Restricted Subsidiary (x) in a Qualified Receivables Financing or (y) pursuant to any other factoring on arm’s length terms or (z) in the ordinary course of business;

(r) the sale of any property in a Sale/Leaseback Transaction not prohibited by the Senior Secured Notes Indenture with respect to any assets built or acquired by BP I, BP II or any Restricted Subsidiary after the Reference Date;

(s) in the ordinary course of business, any lease, assignment or sublease of any real or personal property, in exchange for services (including in connection with any outsourcing arrangements) of comparable or greater Fair Market Value or, as determined in good faith by senior management or the Board of Directors of BP I or BP II, to be of comparable or greater usefulness to the business of BP I, BP II and the Restricted Subsidiaries as a whole; provided that any cash or Cash Equivalents received must be applied in accordance with the covenant described under “— Certain Covenants — Asset Sales;” and

(t) sales or other dispositions of Equity Interests in joint ventures in existence on the Issue Date.

“August 2011 Notes” means the August 2011 Senior Secured Notes and the August 2011 Senior Notes.

“August 2011 Senior Indenture” means the Senior Notes Indenture dated as of August 9, 2011, among RGHL US Escrow II LLC, RGHL US Escrow II Inc., The Bank of New York Mellon as Trustee, Principal Paying Agent, Transfer Agent and Registrar and The Bank of New York Mellon, London Branch as Paying Agent, as supplemented, amended and modified from time to time thereafter.

“August 2011 Senior Notes” means the $1,000.0 million aggregate principal amount of 9.875% Senior Secured Notes due 2019 issued pursuant to the August 2011 Senior Indenture.

“August 2011 Secured Indenture” means the Senior Secured Notes Indenture dated as of August 9, 2011, among RGHL US Escrow II LLC, RGHL US Escrow II Inc., The Bank of New York Mellon as Trustee, Principal Paying Agent, Transfer Agent, Collateral Agent and Registrar, Wilmington Trust (London) Limited as Additional Collateral Agent and The Bank of New York Mellon, London Branch as Paying Agent, as supplemented, amended and modified from time to time thereafter.

“August 2011 Senior Secured Notes” means the $1,500.0 million aggregate principal amount of 7.875% Senior Secured Notes due 2019 issued pursuant to the August 2011 Secured Indenture.

“Bank Indebtedness” means any and all amounts payable under or in respect of any Credit Agreement (which may include First Lien Obligations, including Additional Senior Secured Notes), the other Credit Agreement Documents and any Local Facility Agreement, in each case as amended, restated, supplemented, waived, replaced, restructured, repaid, refunded, refinanced or otherwise modified from time to time (including after termination of such Credit Agreement or Local Facility Agreement), including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to RGHL, BP I or BP II whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

“Board of Directors” means, as to any Person, the board of directors or managers, as applicable, of such Person (or, if such Person is a partnership, the board of directors or other governing body of the general partner of such Person) or any duly authorized committee thereof.

“BP II” means Beverage Packaging Holdings (Luxembourg) II S.A., a company incorporated as a société anonyme under the laws of Luxembourg with registered office at 6C, rue Gabriel Lippmann, L-5365 Munsbach, Grand Duchy of Luxembourg (or any successor in interest thereto).

“BP III” means Beverage Packaging Holdings (Luxembourg) III S.à r.l., a company incorporated as a société à responsabilité limitée under the laws of Luxembourg with registered office at 6C, rue Gabriel Lippmann, L-5365 Munsbach, Grand Duchy of Luxembourg (or any successor in interest thereto).

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions are authorized or required by law to close in New York City, Luxembourg or London.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock or shares;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Cash Equivalents” means:

(1) US dollars, pounds sterling, euro, the national currency of any member state in the European Union or, in the case of any Restricted Subsidiary that is not organized or existing under the laws of the United States, any member state of the European Union or any state or territory thereof, such local currencies held by it from time to time in the ordinary course of business;

(2) securities issued or directly and fully guaranteed or insured by the US, U.K., Canadian, Swiss or Japanese government or any country that is a member of the European Union or any agency or instrumentality thereof in each case maturing not more than two years from the date of acquisition;

(3) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances, in each case with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank whose long-term debt is rated “A” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency);

(4) repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper issued by a corporation (other than an Affiliate of any Issuer) rated at least “A-2” or the equivalent thereof by S&P or “P-2” or the equivalent thereof by Moody’s (or reasonably equivalent ratings of another internationally recognized ratings agency) and in each case maturing within one year after the date of acquisition;

(6) readily marketable direct obligations issued by any state of the United States of America, any province of Canada, any member of the European Monetary Union, the United Kingdom, Switzerland or Norway or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two years from the date of acquisition;

(7) Indebtedness issued by Persons (other than any Issuer or any of its Affiliates) with a rating of “A” or higher from S&P or “A-2” or higher from Moody’s in each case with maturities not exceeding two years from the date of acquisition;

(8) for the purpose of paragraph (a) of the definition of “Asset Sale,” any marketable securities of third parties owned by BP I, BP II or the Restricted Subsidiaries on the Issue Date;

(9) interest in investment funds investing at least 95% of their assets in securities of the types described in clauses (1) through (7) above; and

(10) instruments equivalent to those referred to in clauses (1) through (8) above denominated in euro or any other foreign currency comparable in credit quality and tenor to those referred to above and commonly used by corporations for cash management purposes in any jurisdiction outside the United States to the extent reasonably required in connection with any business conducted by any Subsidiary organized in such jurisdiction.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral” means all the assets of any Obligor subject to Liens created pursuant to any Security Documents.

“Collateral Agent” means The Bank of New York Mellon in its capacity as collateral agent under the First Lien Intercreditor Agreement, any successor thereto under the First Lien Intercreditor Agreement, Wilmington Trust (London) Limited, as additional collateral agent under the First Lien Intercreditor Agreement and any other collateral agent that accedes to the First Lien Intercreditor Agreement as co-collateral agent or additional or separate collateral agent with respect to all or any portion of the Collateral, and any successor to any such other collateral agent.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of:

(1) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Profit (including amortization of original issue discount and bond premium, the interest component of Capitalized Lease Obligations, and net payments and receipts (if any) pursuant to interest rate Hedging Obligations (provided, however, that if Hedging Obligations result in net benefits received by such Person, such benefits shall be credited to reduce Consolidated Interest Expense to the extent paid in cash unless, pursuant to GAAP, such net benefits are otherwise reflected in Consolidated Net Profit) and excluding amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses and expensing of any bridge commitment or other financing fees); plus

(2) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (but excluding any capitalizing interest on Subordinated Shareholder Funding); plus

(3) commissions, discounts, yield and other fees and charges Incurred in connection with any Receivables Financing which are payable to Persons other than BP I, BP II and the Restricted Subsidiaries; minus

(4) interest income for such period.

“Consolidated Net Profit” means, with respect to any Person for any period, the aggregate of the Net Profit of such Person and its Restricted Subsidiaries for such period, on a consolidated basis; provided, however, that, without duplication:

(1) any net after-tax extraordinary, nonrecurring or unusual gains or losses or income, expenses or charges (less all fees and expenses relating thereto) including severance expenses, relocation costs and expenses and expenses or charges related to any Equity Offering, Permitted Investment, acquisition (including integration costs) or Indebtedness permitted to be Incurred by the Senior Secured Notes Indenture (in each case, whether or not successful), including any such fees, expenses, charges or change in control payments made under the Acquisition Documents, the Reynolds Acquisition Documents, the Evergreen Acquisition Documents, the Pactiv Acquisition Document, the Reynolds Foodservice Acquisition Document or otherwise related to the Transactions, in each case, shall be excluded;

(2) any increase in amortization or depreciation or any one-time non-cash charges or increases or reductions in Net Profit, in each case resulting from purchase accounting in connection with the Transactions or any acquisition that is consummated after the Issue Date shall be excluded;

(3) the Net Profit for such period shall not include the cumulative effect of a change in accounting principles during such period;

(4) any net after-tax income or loss from discontinued operations and any net after-tax gains or losses on disposal of discontinued operations shall be excluded;

(5) any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to business dispositions or asset dispositions other than in the ordinary course of business (as determined in good faith by the Board of Directors of BP I or BP II) shall be excluded;

(6) any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of indebtedness or Hedging Obligations or other derivative instruments shall be excluded;

(7) the Net Profit for such period of any Person that is not a Subsidiary of such Person, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period;

(8) solely for the purpose of determining the amount available for Restricted Payments under clause (1) of the definition of Cumulative Credit contained in “— Certain Covenants — Limitation on Restricted Payments,” the Net Profit for such period of any Restricted Subsidiary (other than any Issuer or any Senior Secured Note Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of its Net Profit is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally waived or are permitted under the covenant described under “— Certain Covenants — Dividend and Other Payment Restrictions Affecting Subsidiaries;” provided that the Consolidated Net Profit of such Person shall be increased by the amount of dividends or other distributions or other payments actually paid in cash (or converted into cash) by any such Restricted Subsidiary to such Person, to the extent not already included therein;

(9) an amount equal to the amount of Tax Distributions actually made to any parent of such Person in respect of such period in accordance with clause (12) of the second paragraph under “— Certain Covenants — Limitation on Restricted Payments” shall be included as though such amounts had been paid as income taxes directly by such Person for such period;

(10) any non-cash impairment charges or asset write-offs, and the amortization of intangibles arising in each case pursuant to GAAP or the pronouncements of the IASB shall be excluded;

(11) any non-cash expense realized or resulting from stock option plans, employee benefit plans or post-employment benefit plans, grants and sales of stock, stock appreciation or similar rights, stock options or other rights to officers, directors and employees shall be excluded;

(12) any (a) one-time non-cash compensation charges, (b) the costs and expenses after the Issue Date related to employment of terminated employees, (c) costs or expenses realized in connection with, resulting from or in anticipation of the Transactions or (d) costs or expenses realized in connection with or resulting from stock appreciation or similar rights, stock options or other rights existing on the Issue

Date of officers, directors and employees, in each case of such Person or any of its Restricted Subsidiaries, shall be excluded;

(13) accruals and reserves that are established or adjusted as a result of the Transactions (including as a result of the adoption or modification of accounting policies in connection with the Transactions) within 12 months after the Issue Date and that are so required to be established in accordance with GAAP shall be excluded;

(14) solely for purposes of calculating EBITDA, (a) the Net Profit of any Person and its Restricted Subsidiaries shall be calculated without deducting the income attributable to, or adding the losses attributable to, the minority equity interests of third parties in any non-wholly owned Restricted Subsidiary except to the extent of dividends declared or paid in respect of such period or any prior period on the shares of Capital Stock of such Restricted Subsidiary held by such third parties and (b) any ordinary course dividend, distribution or other payment paid in cash and received from any Person in excess of amounts included in clause (7) above shall be included;

(15) (a) (i) the non-cash portion of “straight-line” rent expense shall be excluded and (ii) the cash portion of “straight-line” rent expense that exceeds the amount expensed in respect of such rent expense shall be included and (b) non-cash gains, losses, income and expenses resulting from fair value accounting required by the applicable standard under GAAP shall be excluded;

(16) unrealized gains and losses relating to hedging transactions and mark-to-market of Indebtedness denominated in foreign currencies resulting from the applications of the applicable standard under GAAP shall be excluded; and

(17) solely for the purpose of calculating Restricted Payments, the difference, if positive, of the Consolidated Taxes of BP I and BP II calculated in accordance with GAAP and the actual Consolidated Taxes paid in cash by BP I and BP II during any Reference Period shall be included.

Notwithstanding the foregoing, for the purpose of the covenant described under “— Certain Covenants — Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Profit any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries of BP I or BP II or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clauses (5) and (6) of the definition of Cumulative Credit contained therein.

“Consolidated Non-cash Charges” means, with respect to any Person for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Profit of such Person for such period on a consolidated basis and otherwise determined in accordance with GAAP, but excluding any such charge which consists of or requires an accrual of, or cash reserve for, anticipated cash charges for any future period.

“Consolidated Taxes” means with respect to any Person for any period, provision for taxes based on income, profits or capital, including, without limitation, national, state, franchise and similar taxes and any Tax Distributions taken into account in calculating Consolidated Net Profit.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent:

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2) to advance or supply funds:

(a) for the purchase or payment of any such primary obligation, or

(b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Credit Agreement” means (i) the Senior Secured Credit Facilities and (ii) whether or not the instruments referred to in clause (i) remain outstanding, if designated by the Issuers to be included in the definition of “Credit Agreement,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances) or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Credit Agreement Documents” means the collective reference to the Credit Agreement, any notes issued pursuant thereto and the guarantees thereof and any security or collateral documents entered into in relation thereto, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified from time to time.

“Currency Agreement” means, in respect of a Person, any foreign exchange contract, currency swap agreement, currency futures contract, currency option contract, currency derivative or other similar agreement to which such Person is a party or beneficiary.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by BP I, BP II or one of the Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate, setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of BP I or BP II or any direct or indirect parent of BP I or BP II (other than Disqualified Stock), that is issued for cash (other than to BP I, BP II or any of their respective Subsidiaries or an employee stock ownership plan or trust established by BP I, BP II or any of their respective Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officers’ Certificate, on the issuance date thereof.

“Disinterested Directors” means, with respect to any Affiliate Transaction, one or more members of the Board of Directors of BP I, BP II or any parent company of BP I or BP II having no material direct or indirect financial interest in or with respect to such Affiliate Transaction. A member of any such Board of Directors shall not be deemed to have such a financial interest by reason of such member’s holding of Equity Interests of BP I, BP II or any parent company of BP I or BP II or any options, warrants or other rights in respect of such Equity Interests.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event:

(1) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than as a result of a change of control or asset sale; provided that the relevant asset sale or change of control provisions, taken as a whole, are not materially more disadvantageous to the holders of the Senior Secured Notes than is customary in comparable transactions (as determined in good faith by the Issuers));

(2) is convertible or exchangeable for Indebtedness or Disqualified Stock of such Person; or

(3) is redeemable at the option of the holder thereof, in whole or in part (other than solely as a result of a change of control or asset sale), in each case prior to 91 days after the maturity date of the Senior Secured Notes or the date the Senior Secured Notes are no longer outstanding; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided, further, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of BP I, BP II or their respective Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by BP I or BP II in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability; provided, further, that any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock shall not be deemed to be Disqualified Stock.

“Domestic Subsidiary” means, with respect to any Person, any Subsidiary of such Person that is incorporated or organized under the laws of the United States of America or any state thereof or the District of Columbia.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Profit of such Person for such period plus, without duplication, to the extent the same was deducted in calculating Consolidated Net Profit:

(1) Consolidated Taxes; plus

(2) Consolidated Interest Expense; plus

(3) Consolidated Non-cash Charges; plus

(4) business optimization expenses and other restructuring charges, expenses or reserves; provided that, with respect to each business optimization expense or other restructuring charge, expense or reserve, the Issuers shall have delivered to the Trustee an Officers’ Certificate specifying and quantifying such expense, charge or reserve and stating that such expense, charge or reserve is a business optimization expense or other restructuring charge or reserve, as the case may be; plus

(5) the amount of management, monitoring, consulting and advisory fees and related expenses paid to Rank (or any accruals relating to such fees and related expenses) during such period pursuant to the terms of the agreements between Rank and BP I or BP II and its Subsidiaries as described with particularity in the Offering Circular and as in effect on the Issue Date; plus

(6) all add backs reflected in the financial presentation of “RGHL Combined Group Pro Forma Adjusted EBITDA” in the section called “Summary — Summary Historical and Pro Forma Combined Financial Information” in the amounts set forth in and as further described in that section of the Offering Circular, but only to the extent such add backs occurred in the consecutive four quarter period used in the calculations of Fixed Charge Coverage Ratio and Senior Secured First Lien Leverage Ratio, as the case may be; less, without duplication,

(1) non-cash items increasing Consolidated Net Profit for such period (excluding the recognition of deferred revenue or any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges that reduced EBITDA in any prior period and any items for which cash was received in a prior period); less

(2) all deductions reflected in the financial presentation of “RGHL Combined Group Pro Forma Adjusted EBITDA” in the section called “Summary — Summary Historical and Pro Forma Combined Financial Information” in the amounts set forth in and as further described in that section of the Offering Circular, but only to the extent such deductions occurred in the consecutive four quarter period used in the calculations of Fixed Charge Coverage Ratio and Senior Secured First Lien Leverage Ratio, as the case may be.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale after the Issue Date of ordinary shares or Preferred Stock of BP I or any direct or indirect parent of BP I or BP II, as applicable (other than Disqualified Stock), other than:

(1) public offerings with respect to BP I’s or such direct or indirect parent’s ordinary shares registered on Form S-8;

(2) issuances to any Subsidiary of BP I or BP II; and

(3) any such public or private sale that constitutes an Excluded Contribution.

“Euro Equivalent” means, with respect to any monetary amount in a currency other than euro, at any time of determination thereof by BP I, BP II or the Trustee, the amount of euro obtained by converting such currency other than euro involved in such computation into euro at the spot rate for the purchase of euro with the applicable currency other than euro as published in The Financial Times in the “Currency Rates” section (or, if The Financial Times is no longer published, or if such information is no longer available in The Financial Times, such source as may be selected in good faith by BP I or BP II) on the date of such determination.

“Evergreen Acquisition” means collectively (a) the acquisition by Reynolds Group Holdings Inc., a direct wholly owned subsidiary of BP III, of all the Equity Interests of Evergreen Packaging Inc., (b) the acquisition by SIG Combibloc Holding GmbH, an indirect wholly-owned subsidiary of BP III, of all the Equity Interests of Evergreen Packaging (Luxembourg) S.à r.l and (c) the acquisition by Whakatane Mill Limited, an indirect wholly-owned subsidiary of BP III, from Carter Holt Harvey Limited of the assets and liabilities of the Whakatane Paper Mill.

“Evergreen Acquisition Documents” means the (i) the Reorganization Agreement, dated as of April 25, 2010, between Carter Holt Harvey Limited, BP III, Reynolds Group Holdings, Inc., Evergreen Packaging United States Limited and Evergreen Packaging New Zealand Limited and (ii) the Asset Purchase Agreement, dated as of April 25, 2010, between Carter Holt Harvey Limited and Whakatane Mill Limited, and any other document entered into in connection therewith, in each case as amended, supplemented or modified from time to time prior to the Issue Date.

“Evergreen Transactions” means the Evergreen Acquisition and the transactions related thereto (including the transactions contemplated in that certain Project Echo Structure dated April 23, 2010, prepared by RGHL), including the incremental term loan borrowing of $800 million under the Senior Secured Credit Facilities, the issuance and guarantee of the May 2010 Notes.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contributions” means the Cash Equivalents or other assets (valued at their Fair Market Value as determined in good faith by senior management or the Board of Directors of BP I or BP II) received by BP I or BP II, as applicable, after the Issue Date from:

(1) contributions to its common equity capital; or

(2) the sale (other than to a Subsidiary of BP I or BP II or to any Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of BP I or BP II, in each case designated as Excluded Contributions pursuant to an Officers’ Certificate executed by an Officer of BP I or BP II on or promptly after the date such capital contributions are made or the date such Capital Stock is sold, as the case may be.

“Fair Market Value” means, with respect to any asset or property, the price that could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction (as determined in good faith by BP I or BP II except as otherwise provided in the Senior Secured Notes Indenture).

“February 2012 Notes” means the $1,250.0 million aggregate principal amount of 9.875% Senior Notes due 2019 issued pursuant to the February 2012 Senior Indenture.

“February 2012 Senior Indenture” means the Senior Notes Indenture dated as of February 15, 2012, among the Issuers, certain guarantors party thereto, The Bank of New York Mellon, as Trustee, Principal Paying Agent, Transfer Agent and Registrar and The Bank of New York Mellon, London Branch as Paying Agent.

“Financial Assistance Restricted Subsidiary” means any Restricted Subsidiary that is prevented from being a Senior Secured Note Guarantor due to applicable financial assistance laws; provided that such Restricted Subsidiary shall become a Senior Secured Note Guarantor upon or as soon as reasonably practical after (but not later than 90 days after (subject to the expiration of applicable waiting periods and compliance with applicable laws)) such financial assistance laws no longer prevent such Restricted Subsidiary from being a Senior Secured Note Guarantor if it would otherwise be required to be a Senior Secured Note Guarantor pursuant to “Certain Covenants — Future Senior Secured Note Guarantors.”

“Financing Disposition” means any sale, transfer, conveyance or other disposition of inventory that is equipment used in the product filling process by BP I or any Restricted Subsidiary thereof to a Person that is not a Subsidiary of BP I or BP II that meets the following conditions:

(1) the Board of Directors of BP I shall have determined in good faith that such sale, transfer, conveyance or other disposition is in the aggregate economically fair and reasonable to BP I or, as the case may be, the Restricted Subsidiary in question;

(2) all sales of such inventory are made at Fair Market Value;

(3) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by BP I);

(4) no portion of the Indebtedness or any other obligations (contingent or otherwise) of such Person (i) is guaranteed by BP I, BP II or any Restricted Subsidiary, (ii) is with recourse to or obligates BP I, BP II or any Subsidiary of BP I or BP II in any way or (iii) subjects any property or asset of BP I, BP II or any other Subsidiary of BP I or BP II, directly or indirectly, contingently or otherwise, to the satisfaction thereof;

(5) neither BP I, BP II nor any Restricted Subsidiary has any material contract, agreement, arrangement or understanding with such Person other than on terms which BP I or BP II reasonably believes to be no less favorable to BP I, BP II or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of any Issuer; and

(6) neither BP I, BP II nor any other Restricted Subsidiary has any obligation to maintain or preserve such Person’s financial condition or cause such entity to achieve certain levels of operating results.

“First Lien Intercreditor Agreement” means the intercreditor agreement dated as of November 5, 2009, among The Bank of New York Mellon, as Collateral Agent, Credit Suisse, as Representative under the Credit Agreement, The Bank of New York Mellon, as Representative under the 2009 Indenture, each additional Representative from time to time party thereto and the grantors party thereto, as from time to time amended, supplemented or modified.

“First Lien Obligations” means (i) all Secured Indebtedness secured by a Lien that has equal priority with, ranks pari passu with, or is otherwise on parity with, or ranks prior to, ahead of, or otherwise senior to, the Lien in favor of the Senior Secured Notes, (ii) all other Obligations (not constituting Indebtedness) of BP I, BP II and the Restricted Subsidiaries under the agreements governing such Secured Indebtedness described in clause (i) to this definition and (iii) all other Obligations of BP I, BP II or any Restricted Subsidiaries in respect of Hedging Obligations or Obligations in respect of cash management services, in each case owing to a Person that is a holder of Indebtedness described in clause (i) or Obligations described in clause (ii) or an Affiliate of such holder at the time of entry into such Hedging Obligations or Obligations in respect of cash management services.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that BP I, BP II or any Restricted Subsidiaries Incurs, repays, repurchases or redeems any Indebtedness (other than in the case of revolving credit borrowings or revolving advances in which case interest expense shall be computed based upon the average daily balance of such Indebtedness during the applicable period) or issues, repurchases or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period; provided, however, that the pro forma calculation of Consolidated Interest Expense shall not give effect to (a) any Indebtedness, Disqualified Stock or Preferred Stock Incurred or issued on the date of determination pursuant to the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified and Preferred Stock” and (b) the repayment, repurchase or redemption of any Indebtedness, Disqualified Stock or Preferred Stock to the extent such repayment, repurchase or redemption results from the proceeds of Indebtedness, Disqualified Stock or Preferred Stock Incurred or issued pursuant to the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified and Preferred Stock.”

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations and consolidations (in each case including the Transactions) and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, and any operational changes that BP I, BP II or any of the Restricted Subsidiaries has determined to make or made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date (each, for purposes of this definition, a “pro forma event”) shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations and consolidations (in each case including the Transactions), discontinued operations and operational changes (and the change of any associated Fixed Charges (calculated in accordance with the proviso in the prior paragraph) and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into BP I or BP II or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, amalgamation, consolidation, discontinued operation or operational change, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, consolidation or operational change had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of BP I or BP II. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of BP I or BP II as set forth in an Officers’ Certificate, to reflect operating expense reductions and other operating improvements or synergies reasonably expected to result from the applicable pro forma event (including, to the extent applicable, from the Transactions).

If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligation has a remaining term in excess of 12 months). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of BP I or BP II to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuers may designate.

“Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:

(1) Consolidated Interest Expense of such Person for such period and

(2) all cash dividend payments (excluding items eliminated in consolidation) on any series of Preferred Stock or Disqualified Stock of such Person and its Restricted Subsidiaries.

“Foreign Subsidiary” means, with respect to any Person, any Subsidiary of such Person that is not a Domestic Subsidiary of such Person.

“GAAP” means the International Financial Reporting Standards (“IFRS”) as in effect (except as otherwise provided in the Senior Secured Notes Indenture in relation to financial reports and other information to be delivered to Holders) on the Reference Date. Except as otherwise expressly provided in the Senior Secured Notes Indenture, all ratios and calculations based on GAAP contained in the Senior Secured Notes Indenture shall be computed in conformity with GAAP. At any time after the Issue Date, BP I, BP II and the Issuers may elect to apply generally accepted accounting principles in the United States (“US GAAP”) in lieu of GAAP and, upon any such election, references herein to GAAP shall thereafter be construed to mean US GAAP as in effect (except as otherwise provided in the Senior Secured Notes Indenture) on the date of such election; provided that any such election, once made, shall be irrevocable and that, upon first reporting its fiscal year results under US GAAP each of BP I, BP II and each of the Issuers shall restate its financial statements on the basis of US GAAP for the fiscal year ending immediately prior to the first fiscal year for which financial statements have been prepared on the basis of US GAAP; provided further, however, that in the event BP I, BP II and the Issuers have made such an election and are thereafter required by applicable law to apply IFRS in lieu of US GAAP (or IFRS is a successor to US GAAP) (any such change, a “Required

Change”), they shall be entitled to apply IFRS, and that upon subsequently reporting its fiscal year results on the basis of IFRS in lieu of US GAAP each of BP I, BP II and each of the Issuers shall restate its financial statements on the basis of IFRS for the fiscal year ending immediately prior to the fiscal year after such Required Change. In the event that BP I, BP II and the Issuers are required to make the Required Change, references herein to GAAP shall be construed to mean IFRS as in effect on the date of such Required Change. The Issuers shall give notice of election to apply US GAAP or requirement to apply IFRS to the Trustee and the Holders.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and

(2) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

“holder”, “Holder”, “noteholder” or “secured noteholder” means the Person in whose name a Senior Secured Note is registered on the Registrar’s books.

“IASB” means the International Accounting Standards Board and any other organization or agency that shall issue pronouncements regarding the application of GAAP.

“including” means including without limitation.

“Incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary.

“Indebtedness” means, with respect to any Person (without duplication):

(1) the principal and premium (if any) of any indebtedness of such Person, whether or not contingent, (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property (except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor Incurred in the ordinary course of business and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP), (d) in respect of Capitalized Lease Obligations or (e) representing any Hedging Obligations, if and to the extent that any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2) to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the obligations referred to in clause (1) of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business);

(3) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided,

however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Person; and

(4) to the extent not otherwise included, with respect to BP I, BP II and the Restricted Subsidiaries, the amount then outstanding (i.e., advanced, and received by, and available for use by, BP I, BP II or any Restricted Subsidiaries) under any Receivables Financing (as set forth in the books and records of BP I, BP II or any Restricted Subsidiary and confirmed by the agent, trustee or other representative of the institution or group providing such Receivables Financing) to the extent there is recourse to BP I, BP II or the Restricted Subsidiaries (as that term is understood in the context of recourse and non-recourse receivable financings);

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (1) Contingent Obligations Incurred in the ordinary course of business and not in respect of borrowed money; (2) deferred or prepaid revenues or marketing fees; (3) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller; (4) Obligations under or in respect of Qualified Receivables Financing; (5) obligations under the Acquisition Documents, the Reynolds Acquisition Documents, the Evergreen Acquisition Documents or the Pactiv Acquisition Document; or (6) Subordinated Shareholder Funding.

Notwithstanding anything in the Senior Secured Notes Indenture to the contrary, Indebtedness shall not include, and shall be calculated without giving effect to, the effects of Statement of Financial Accounting Standards No. 133 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under the Senior Secured Notes Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness; and any such amounts that would have constituted Indebtedness under the Senior Secured Notes Indenture but for the application of this sentence shall not be deemed an Incurrence of Indebtedness under the Senior Secured Notes Indenture.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant, in each case of nationally recognized standing, that is, in the good faith determination of the Issuers, qualified to perform the task for which it has been engaged.

“Initial Purchasers” means Credit Suisse Securities (USA) LLC and HSBC Securities (USA) Inc.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the US, U.K., Canadian, Swiss or Japanese government or any member state of the European Monetary Union or any agency or instrumentality thereof (other than Cash Equivalents);

(2) securities that have a rating equal to or higher than Baa3 (or equivalent) by Moody’s or BBB- (or equivalent) by S&P, or an equivalent rating by any other Rating Agency, but excluding any debt securities or loans or advances between and among BP I, BP II and their respective Subsidiaries;

(3) investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment or distribution; and

(4) corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding two years from the date of acquisition.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers in the ordinary course of business and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of BP I or BP II in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “— Certain Covenants — Limitation on Restricted Payments:”

(1) “Investments” shall include the portion (proportionate to BP I’s or BP II’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of a Subsidiary at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, BP I or BP II, as applicable, shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to:

(a) BP I’s or BP II’s “Investment” in such Subsidiary at the time of such redesignation; less

(b) the portion (proportionate to BP I’s or BP II’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer, in each case as determined in good faith by the Board of Directors of each Issuer.

“Issue Date” means February 1, 2011, the date on which the Senior Secured Notes were originally issued.

“June 2007 Transactions” means the Acquisition and the transactions related thereto (including the transactions contemplated in that certain Memorandum on Structure dated as of May 11, 2007, prepared by Deloitte & Touche), including borrowings under the 2007 Credit Agreement then in effect, the borrowings under a senior subordinated bridge loan and the refinancing of such senior subordinated bridge loan and partial prepayment of the 2007 Credit Agreement with the proceeds of the issuance of the 2007 Senior Notes and the 2007 Senior Subordinated Notes, and the contribution (through holding companies of RGHL) by Rank and certain other investors arranged by Rank of common equity, preferred equity or Subordinated Shareholder Funding to BP I and BP II.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or similar encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement or any lease in the nature thereof); provided that in no event shall an operating lease be deemed to constitute a Lien.

“Local Facility” means a working capital facility provided to a Subsidiary of RGHL by a Local Facility Provider in respect of which a Local Facility Certificate has been delivered, and not cancelled, under the terms of (and as such term is defined in) the 2007 Intercreditor Agreement and the First Lien Intercreditor Agreement and which constitutes a “Secured Local Facility” as defined in the Credit Agreement Documents.

“Local Facility Agreement” means the agreement under which a Local Facility is made available.

“Local Facility Provider” means a lender or other bank or financial institution that has acceded to the First Lien Intercreditor Agreement, as applicable, and the 2007 Intercreditor Agreement as a provider of a Local Facility.

“Luxembourg Proceeds Loans” means (a) the intercompany loan from the Luxembourg Issuer to BP III, dated November 5, 2009 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the 2009 Notes, (b) the intercompany loan from the Luxembourg Issuer to BP III, dated May 4, 2010 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the May 2010 Notes, and (c) the intercompany loan from the Luxembourg Issuer to BP III, dated November 16, 2010 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the October 2010 Senior Notes.

“Management Group” means the group consisting of the directors, executive officers and other management personnel of BP I, BP II or any direct or indirect parent of BP I or BP II, as the case may be, on the Reference Date together with (1) any new directors whose election by such boards of directors or whose nomination for election by the shareholders of BP I, BP II or any direct or indirect parent of BP I or BP II, as applicable, was approved by a vote of a majority of the directors of BP I, BP II or any direct or indirect parent of BP I or BP II, as applicable, then still in office who were either directors on the Reference Date or whose election or nomination was previously so approved and (2) executive officers and other management personnel of BP I, BP II or any direct or indirect parent of BP I or BP II, as applicable, hired at a time when the directors on the Reference Date together with the directors so approved constituted a majority of the directors of BP I, BP II or any direct or indirect parent of BP I or BP II, as applicable.

“May 2010 Indenture” means the Senior Notes Indenture dated as of May 4, 2010, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., The Bank of New York Mellon as Trustee, Principal Paying Agent, Transfer Agent and Registrar and The Bank of New York Mellon, London Branch as Paying Agent, as supplemented, amended and modified from time to time thereafter.

“May 2010 Notes” means the $1,000.0 million aggregate principal amount of 8.5% Senior Notes due 2018 issued pursuant to the May 2010 Indenture.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Proceeds” means the aggregate cash proceeds received by BP I, BP II or any Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received in respect of or upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding (i) the assumption by the acquiring person of Indebtedness relating to the disposed assets or other consideration received in any other non-cash form and (ii) the aggregate cash proceeds received by BP I, BP II or any Restricted Subsidiaries in respect of the sale of any Non-Strategic Land since the Reference Date in an aggregate amount of up to €25.0 million), net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements related thereto), amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than pursuant to the second paragraph of the covenant described under either “— Certain Covenants — Asset Sales — Asset Sales”) to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by BP I or BP II as a reserve in accordance with GAAP against any liabilities associated with the asset disposed in such transaction and retained by BP I or BP II after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Net Profit” means, with respect to any Person, the Net Profit (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Non-Strategic Land” means (a) the investment properties in which BP II, BP I or their respective Subsidiaries had an interest at the Reference Date which are a proportion of the real property owned by SIG Combibloc GmbH located at Linnich & Wittenberg in Germany, real property owned by SIG Finanz AG (which was absorbed by SIG Combibloc Group AG (formerly SIG Holding AG) by means of a merger effective as of June 15, 2010) located at Newcastle in England, real property owned by SIG Moldtec GmbH & Co. KG, real property owned by SIG Schweizerische Industrie-Gesellschaft AG and located at Neuhausen in Switzerland, Beringen in Switzerland, Rafz in Switzerland, Ecublens in Switzerland and Romanel in Switzerland, real property owned by SIG Combibloc Group AG (formerly SIG Holding AG) located in Beringen in Switzerland, real property owned by SIG Euro Holding AG & Co. KG aA located at Waldshut-Tiengen in Germany and real property owned by SIG Real Estate GmbH & Co. KG located at Neunkirchen in Germany and (b) other properties in which BP II, BP I or their respective Subsidiaries have an interest from time to time and which is designated by BP II in an Officers’ Certificate delivered to the Trustee as not required for the ongoing business operations of BP II, BP I and their respective Subsidiaries.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any Indebtedness; provided that Obligations with respect to the Senior Secured Notes shall not include fees or indemnifications in favor of the Trustee and other third parties other than the holders of the Senior Secured Notes.

“Obligor” means any Issuer or a Senior Secured Note Guarantor.

“October 2010 Note Documents” means (a) the October 2010 Senior Secured Notes, the guarantees with respect to the October 2010 Senior Secured Notes, the October 2010 Senior Secured Indenture, the October 2010 Security Documents, the First Lien Intercreditor Agreement, the 2007 Intercreditor Agreement and (b) any other related document or instrument executed and delivered pursuant to any October 2010 Note Document described in clause (a) evidencing or governing any secured obligations thereunder.

“October 2010 Security Documents” means those agreements or other instruments entered into pursuant to which security interests in the Collateral (as defined in the October 2010 Senior Secured Indenture) are granted to secure the October 2010 Senior Secured Notes and the guarantees thereof.

“October 2010 Senior Indenture” means the Senior Notes Indenture dated as of October 15, 2010, among RGHL US Escrow I LLC, RGHL US Escrow I Inc., RGHL Escrow Issuer (Luxembourg) I S.A., The Bank of New York Mellon as Trustee, Principal Paying Agent, Transfer Agent and Registrar and The Bank of New York Mellon, London Branch as Paying Agent, as supplemented, amended and modified from time to time thereafter.

“October 2010 Senior Notes” means the $1,500.0 million aggregate principal amount of 9.000% Senior Notes due 2019 issued pursuant to the October 2010 Senior Indenture.

“October 2010 Senior Secured Indenture” means the Senior Secured Notes Indenture dated as of October 15, 2010, among RGHL US Escrow I LLC, RGHL US Escrow I Inc., RGHL Escrow Issuer (Luxembourg) I S.A., The Bank of New York Mellon as Trustee, Principal Paying Agent, Transfer Agent, Collateral Agent and Registrar, Wilmington Trust (London) Limited as Additional Collateral Agent and The Bank of New York Mellon, London Branch as Paying Agent, as supplemented, amended and modified from time to time thereafter.

“October 2010 Senior Secured Notes” means the $1,500.0 million aggregate principal amount of 7.125% Senior Secured Notes due 2019 issued pursuant to the October 2010 Senior Secured Indenture.

“Offer” means the public tender offer by RGHL for all publicly held Target Shares.

“Offer Prospectus” means the prospectus dated December 22, 2006 and the amendments to the prospectus dated February 2, 2007 and March 13, 2007 as published in the Swiss national press.

“Offering Circular” means the Offering Circular dated January 27, 2011, with respect to the original issuance of the Senior Notes and the Senior Secured Notes.

“Officer” of any Person means the Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of such Person or any other person that the board of directors of such person shall designate for such purpose.

“Officers’ Certificate” means a certificate signed on behalf of BP I or, if otherwise specified, an Issuer, by two Officers of BP I or an Issuer, as applicable, or of a Subsidiary or parent of BP I or an Issuer, as applicable, that is designated by BP I or an Issuer, as applicable, one of whom must be the principal executive officer, the principal financial officer, the treasurer, the principal accounting officer or similar position of BP I or the Issuers, as applicable, or such Subsidiary or parent that meets the requirements set forth in the Senior Secured Notes Indenture and is in form and substance satisfactory to the Trustee.

“Opinion of Counsel” means a written opinion addressed to the Trustee from legal counsel in form and substance satisfactory to the Trustee. The counsel may be an employee of or counsel to BP I or BP II.

“Pactiv” means Pactiv Corporation.

“Pactiv 2012 Notes” refers to the 5.785% Notes due July 15, 2012 of Pactiv Corporation, with an outstanding principal amount of $249.3 million as of December 31, 2011, which was repaid in connection with the 2012 Refinancing Transactions.

“Pactiv 2018 Notes” refers to the 6.400% Notes due January 15, 2018 of Pactiv Corporation, with an outstanding principal amount of $15.7 million (net of $1 million of unamortized discount) as of December 31, 2011.

“Pactiv Acquisition” means the acquisition by RGHL, through its wholly owned subsidiary Reynolds Acquisition Corporation, of all of the outstanding stock of Pactiv pursuant to the Pactiv Acquisition Document.

“Pactiv Acquisition Document” means the Agreement and Plan of Merger, dated as of August 16, 2010, among Rank Group Limited, RGHL, Reynolds Acquisition Corporation and Pactiv.

“Pactiv Base Indenture” means the Indenture dated as of September 29, 1999, between Tenneco Packaging Inc. and The Bank of New York Mellon, N.A. (as successor in interest to The Chase Manhattan Bank), as Trustee, as supplemented, amended and modified from time to time thereafter.

“Pactiv Change of Control Offer” refers to Pactiv’s offer to purchase the Pactiv 2012 Notes, as required by the applicable indenture. The Pactiv Change of Control Offer commenced on October 20, 2010 and expired on December 7, 2010. Pursuant to the Pactiv Change of Control Offer, Pactiv purchased for cash approximately $698,000 in aggregate principal amount of tendered Pactiv 2012 Notes, with approximately $249.3 million in aggregate principal amount remaining outstanding.

“Pactiv Equity Contribution” means the cash contributed by Rank Group Limited to RGHL as part of the Pactiv Acquisition.

“Pactiv Tender Offer” refers to Pactiv’s offer to purchase and consent solicitations with respect to the Pactiv 2018 Notes. The Pactiv Tender Offer was consummated on November 16, 2010. Pursuant to the Pactiv Tender Offer, Pactiv purchased for cash approximately $234.3 million in aggregate principal amount of tendered Pactiv 2018 Notes, with approximately $15.7 million in aggregate principal amount remaining outstanding. Pursuant to the Pactiv Tender Offer, Pactiv obtained the requisite consents to eliminate the covenant requiring Pactiv to make an offer to purchase the Pactiv 2018 Notes if a “change of control triggering event” occurs, as defined in the applicable Pactiv indenture.

“Pactiv Transactions” refers to: (i) the offering of the October 2010 Senior Secured Notes and the October 2010 Senior Notes, (ii) the incremental term loan borrowings under the Senior Secured Credit

Facilities in connection with the Pactiv Acquisition, (iii) the repayment of certain Pactiv indebtedness including the partial repayment of Pactiv 2012 Notes and Pactiv 2018 Notes in connection with the Pactiv Tender Offer and Pactiv Change of Control Offer, (iv) the Pactiv Acquisition, (v) the Pactiv Equity Contribution, (vi) the other transactions related to the foregoing and (vii) the payment of fees and expenses related to the foregoing.

“Permitted Holders” means, at any time, each of (i) Rank, (ii) the Management Group and (iii) any Person acting in the capacity of an underwriter in connection with a public or private offering of Capital Stock of BP I or BP II or any of their Affiliates. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Senior Secured Notes Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investments” means:

(1) any Investment in BP I, BP II or any Restricted Subsidiary;

(2) any Investment in Cash Equivalents or Investment Grade Securities;

(3) any Investment by BP I, BP II or any Restricted Subsidiary in a Person, including in the Equity Interests of such Person, if as a result of such Investment (a) such Person becomes a Restricted Subsidiary or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys all or Substantially All of its assets to, or is liquidated into, BP I, BP II or a Restricted Subsidiary;

(4) any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of “— Certain Covenants — Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing on, or made pursuant to binding commitments existing on, the Issue Date or an Investment consisting of any extension, modification or renewal of any Investment existing on the Issue Date; provided that the amount of any such Investment only may be increased as required by the terms of such Investment as in existence on the Issue Date;

(6) advances to officers, directors or employees, taken together with all other advances made pursuant to this clause (6), not to exceed 0.25% of Total Assets at any one time outstanding;

(7) any Investment acquired by BP I, BP II or any of the Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by BP I, BP II or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable, (b) as a result of a foreclosure by BP I, BP II or any Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default, (c) as a result of the settlement, compromise or resolution of litigation, arbitration or other disputes with Persons who are not Affiliates or (d) in settlement of debts created in the ordinary course of business;

(8) Hedging Obligations permitted under clause (j) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(9) any Investment by BP I, BP II or any Restricted Subsidiaries in a Similar Business having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (9) that are at that time outstanding, not to exceed 3.25% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (9) is made in any Person that is not a Restricted Subsidiary at the date of the making of such Investment and such Person becomes a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (9) for so long as such Person continues to be a Restricted Subsidiary;

(10) additional Investments by BP I, BP II or any Restricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (10) that are at that time outstanding (after giving effect to the sale or other transfer of an Unrestricted Subsidiary to the extent the proceeds of such sale received by BP I, BP II and the Restricted Subsidiaries consists of cash and Cash Equivalents), not to exceed 1.0% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (10) is made in any Person that is not a Restricted Subsidiary at the date of the making of such Investment and such Person becomes a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (10) for so long as such Person continues to be a Restricted Subsidiary;

(11) loans and advances to officers, directors or employees for business-related travel expenses, moving expenses and other similar expenses, in each case Incurred in the ordinary course of business or consistent with past practice or to fund such person’s purchase of Equity Interests of BP I, BP II or any direct or indirect parent of BP I or BP II;

(12) Investments the payment for which consists of Equity Interests or Subordinated Shareholder Funding of BP I or BP II (other than Disqualified Stock) or any direct or indirect parent of BP I or BP II, as applicable; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clauses (2) and (3) of the definition of Cumulative Credit contained in “— Certain Covenants — Limitation on Restricted Payments;”

(13) any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of the second paragraph of the covenant described under “— Certain Covenants — Transactions with Affiliates” (except transactions described in clauses (2), (6), (7) and (11)(b) of such paragraph);

(14) Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(15) guarantees issued in accordance with the covenants described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Future Senior Secured Note Guarantors;”

(16) Investments consisting of or to finance purchases and acquisitions of inventory, supplies, materials, services or equipment or purchases of contract rights or licenses or leases of intellectual property;

(17) any Investment in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Financing, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Receivables Financing or any related Indebtedness; provided, however, that any Investment in a Receivables Subsidiary is in the form of a Purchase Money Note, contribution of additional receivables or an equity interest;

(18) any Investment in an entity or purchase of a business or assets in each case owned (or previously owned) by a customer of a Restricted Subsidiary as a condition or in connection with such customer (or any member of such customer’s group) contracting with a Restricted Subsidiary, in each case in the ordinary course of business;

(19) any Investment in an entity which is not a Restricted Subsidiary to which a Restricted Subsidiary sells accounts receivable pursuant to a Receivables Financing;

(20) Investments of a Restricted Subsidiary acquired after the Issue Date or of an entity merged into, amalgamated with, or consolidated with BP I, BP II or a Restricted Subsidiary in a transaction that is not prohibited by the covenant described under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” after the Issue Date to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(21) guarantees by BP I, BP II or any Restricted Subsidiaries of operating leases (other than Capitalized Lease Obligations), trademarks, licenses, purchase agreements or of other obligations that do not constitute Indebtedness, in each case entered into by BP I, BP II or any Restricted Subsidiary in the ordinary course of business consistent with past practice;

(22) pledges or deposits (x) with respect to leases or utilities provided to third parties in the ordinary course of business or (y) that are otherwise a Permitted Lien or made in connection with a Permitted Lien; and

(23) any Indebtedness permitted under clause (y) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

“Permitted Liens” means, with respect to any Person:

(1) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or US government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet overdue by more than 60 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

(3) Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings and for which there are adequate reserves set aside in accordance with GAAP or the non-payment of which in the aggregate would not reasonably be expected to have a material adverse effect on the Issuers, RGHL and the Restricted Subsidiaries taken as a whole;

(4) Liens (i) required by any regulatory or government authority or (ii) in favor of issuers of performance and surety bonds or bid bonds or letters of credit or completion guarantees issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties Incurred in the ordinary course of business and title defects or irregularities that are of a minor nature and which do not in the aggregate materially impair the operation of the business of such Person;

(6) (i) Liens securing an aggregate principal amount of First Lien Obligations not to exceed the maximum principal amount of First Lien Obligations that, as of the date such First Lien Obligations were Incurred, and after giving effect to the Incurrence of such First Lien Obligations and the application of proceeds therefrom on such date, would not cause the Senior Secured First Lien Leverage Ratio of BP I and BP II on a combined basis to exceed 3.50 to 1.00, (ii) Liens securing an aggregate principal amount of First Lien Obligations not to exceed $500.0 million, (iii) Liens securing Indebtedness Incurred pursuant to clause (a) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” (iv) Liens securing the 2009 Notes (or any guarantees thereof), (v) Liens securing the October 2010 Senior Secured Notes (or any guarantees thereof), (vi) Liens securing the Senior Secured Notes (or any guarantees thereof), (vii) Liens securing Indebtedness Incurred pursuant to clause (d) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” (viii) Liens securing the 2007 Notes (or any guarantees thereof) as in effect on the Issue Date and any Lien that replaces the Lien in existence on the Issue Date so long as such replacement Lien is in respect of the same property as the Lien in existence on the Issue Date; and (ix) Liens securing Indebtedness permitted to be Incurred pursuant to the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” provided, however, that such Lien is junior to, ranks behind or is otherwise subordinated to the Lien securing the Senior Secured Notes pursuant to an Additional Intercreditor Agreement on terms not less favorable to the noteholders, the Collateral Agent and the Trustee than in the 2007 Intercreditor Agreement;

(7) Liens existing on the Issue Date (other than Liens described in clause (6));

(8) Liens on assets, property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided further, however, that such Liens may not extend to any other property owned by BP I, BP II or any Restricted Subsidiary;

(9) Liens on assets or property at the time BP I, BP II or a Restricted Subsidiary acquired the assets or property, including any acquisition by means of a merger, amalgamation or consolidation with or into BP I, BP II or any Restricted Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such acquisition; provided further, however, that the Liens may not extend to any other property owned by BP I, BP II or any Restricted Subsidiary;

(10) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to BP I, BP II or another Restricted Subsidiary permitted to be Incurred in accordance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(11) Liens securing Hedging Obligations not Incurred in violation of the Senior Secured Notes Indenture; provided that with respect to Hedging Obligations relating to Indebtedness, such Lien extends only to the property securing such Indebtedness;

(12) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13) leases, subleases, licenses and sublicenses of real property which do not materially interfere with the ordinary conduct of the business of BP I, BP II or any Restricted Subsidiaries;

(14) Liens on assets or property of BP I, BP II or any Restricted Subsidiary securing the Senior Secured Notes or any Senior Secured Note Guarantees;

(15) Liens in favor of BP I, BP II or any Senior Secured Note Guarantor;

(16) Liens (i) on accounts receivable and related assets of the type specified in the definition of “Receivables Financing” Incurred in connection with a Qualified Receivables Financing and (ii) on inventory that is equipment used in the product filling process Incurred in connection with a Financing Disposition;

(17) deposits made in the ordinary course of business to secure liability to insurance carriers;

(18) Liens on the Equity Interests of Unrestricted Subsidiaries and on the Equity Interests of joint ventures securing obligations of such joint ventures;

(19) grants of software and other technology licenses in the ordinary course of business;

(20) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in clauses (6) (other than clause (6)(viii)), (7), (8), (9), (10), (15) and (20); provided, however, that (x) such new Lien shall be limited to all or part of the same property (including any after acquired property to the extent it would have been subject to a Lien in respect of the Indebtedness being refinanced, refunded, extended, renewed or replaced) that secured the original Lien as in effect immediately prior to the refinancing, refunding, extension, renewal or replacement of the Indebtedness secured by such Lien (plus improvements on such property), (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6) (other than clause (6)(viii)), (7), (8), (9), (10), (15) and (20) at the time the original Lien became a Permitted Lien under the Senior Secured Notes Indenture and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement and (z) such new Lien shall not have priority over, rank ahead of, or otherwise be senior pursuant to any intercreditor agreement to the original Lien securing the Indebtedness being refinanced, refunded, extended, renewed or replaced; provided further, however, that in the case of any Liens to secure any refinancing, refunding, extension, renewal or replacement of Indebtedness secured by a Lien referred to in any of clauses (6) (other than clause (6)(viii)), (7), (8), (9) or (10), the principal amount of any Indebtedness Incurred for such refinancing, refunding, extension, renewal or replacement shall be deemed secured by a Lien under such original clause and not this clause (20) for purposes of determining the principal amount of Indebtedness outstanding under clause 6(i);

(21) Liens on equipment of BP I, BP II or any Restricted Subsidiary granted in the ordinary course of business to BP I’s, BP II’s or such Restricted Subsidiary’s client at which such equipment is located;

(22) judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(23) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(24) Liens arising by virtue of any statutory or common law provisions relating to banker’s liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depository or financial institution;

(25) any interest or title of a lessor under any Capitalized Lease Obligation;

(26) any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(27) Liens Incurred to secure cash management services or to implement cash pooling arrangements in the ordinary course of business;

(28) other Liens securing obligations Incurred in the ordinary course of business which obligations do not exceed $30.0 million at any one time outstanding;

(29) Liens arising from Uniform Commercial Code filings regarding operating leases entered into by BP I, BP II and the Restricted Subsidiaries in the ordinary course of business;

(30) Liens on securities that are the subject of repurchase agreements constituting Cash Equivalents; and

(31) Liens on property or assets under construction (and related rights) in favor of a contractor or developer or arising from progress or partial payments by a third party relating to such property or assets prior to completion.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Pre-Announcement” means the pre-announcement of the Offer pursuant to Article 7, et seq. TOO (Voranmeldung) as published by electronic media on 19 December 2006 and in the print media on 21 December 2006.

“Preferred Stock” means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution or winding-up.

“Public Debt” means any Indebtedness consisting of bonds, debentures, notes or other similar debt securities issued in (a) a public offering registered under the Securities Act or (b) a private placement to institutional investors that is underwritten for resale in accordance with Rule 144A or Regulation S of such Act, whether or not it includes registration rights entitling the holders of such debt securities to registration thereof with the SEC. The term “Public Debt” (i) shall not include the Senior Secured Notes (or any Additional Senior Secured Notes) and (ii) for the avoidance of doubt, shall not be construed to include any Indebtedness issued to institutional investors in a direct placement of such Indebtedness that is not underwritten by an intermediary (it being understood that, without limiting the foregoing, a financing that is distributed to not more than 10 Persons (provided that multiple managed accounts and affiliates of any such Persons shall be treated as one Person for the purposes of this definition) shall be deemed not to be underwritten), or any commercial bank or similar Indebtedness, Capitalized Lease Obligation or recourse transfer of any financial asset or any other type of Indebtedness Incurred in a manner not customarily viewed as a “securities offering.”

“Purchase Money Note” means a promissory note of a Receivables Subsidiary evidencing a line of credit, which may be irrevocable, from BP I, BP II or any of their respective Subsidiaries to a Receivables Subsidiary in connection with a Qualified Receivables Financing, which note is intended to finance that portion of the purchase price that is not paid by cash or a contribution of equity.

“Qualified Receivables Financing” means any Receivables Financing that meets the following conditions:

(1) the Board of Directors of BP I or BP II shall have determined in good faith that such Qualified Receivables Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to BP I or BP II or, as the case may be, the Subsidiary in question;

(2) all sales of accounts receivable and related assets are made at Fair Market Value; and

(3) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Issuers) and may include Standard Securitization Undertakings.

The grant of a security interest in any accounts receivable of BP I, BP II or any of their respective Subsidiaries (other than a Receivables Subsidiary or the Subsidiary undertaking such Receivables Financing) to secure Indebtedness under the Credit Agreement, Indebtedness in respect of the Senior Secured Notes or any Refinancing Indebtedness with respect to the Senior Secured Notes shall not be deemed a Qualified Receivables Financing.

“Rank” means (i) Mr. Graeme Richard Hart (or his estate, heirs, executor, administrator or other personal representative, or any of his immediate family members or any trust, fund or other entity which is controlled by his estate, heirs or any of his immediate family members), and any of his or their Affiliates (each a “Rank Party”) and (ii) any Person that forms a group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) with any Rank Party; provided that in the case of (ii) (x) any Rank Party owns a majority of the voting power of the Voting Stock of BP I and BP II or any direct or indirect parent of BP I or BP II, as applicable, (y) no other Person has beneficial ownership of any of the Voting Stock included in determining whether the threshold set forth in clause (x) has been satisfied and (z) any Rank Party controls a majority of the Board of Directors of each of BP I and BP II or any direct or indirect parent of BP I or BP II, as applicable.

“Rating Agency” means (1) each of Moody’s and S&P and (2) if Moody’s or S&P ceases to rate the Senior Secured Notes for reasons outside of the Issuers’ control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Issuers or any direct or indirect parent of an Issuer as a replacement agency for Moody’s or S&P, as the case may be.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any participation interests issued or sold in connection with, and all other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Financing.

“Receivables Financing” means any transaction or series of transactions that may be entered into by BP I, BP II or any of their respective Subsidiaries pursuant to which BP I, BP II or any of their respective Subsidiaries may sell, convey or otherwise transfer to (a) a Receivables Subsidiary or (b) any other Person, or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of BP I, BP II or any of their respective Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable and any Hedging Obligations entered into by BP I, BP II or any such Subsidiary in connection with such accounts receivable.

“Receivables Repurchase Obligation” means any obligation of a seller of receivables in a Qualified Receivables Financing to repurchase receivables arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Receivables Subsidiary” means a Wholly Owned Subsidiary of BP I or BP II (or another Person formed for the purposes of engaging in Qualified Receivables Financing with BP I or BP II in which BP I or BP II or any of Subsidiary of BP I or BP II makes an Investment and to which BP I, BP II or any Restricted Subsidiary transfers accounts receivable and related assets) that engages in no activities other than in connection with the financing of accounts receivable of BP I, BP II and their respective Subsidiaries, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and that is designated by the Board of Directors of each of the Issuers (as provided below) as a Receivables Subsidiary and:

(a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by BP I, BP II or any Restricted Subsidiary (excluding guarantees of obligations (other than the principal of and interest on Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is with recourse to or obligates BP I, BP II or any Subsidiary of BP I or BP II in any way other than pursuant to Standard Securitization Undertakings or (iii) subjects any property or asset of BP I, BP II or any other Subsidiary of BP I or BP II, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

(b) with which neither BP I, BP II nor any other Restricted Subsidiary has any material contract, agreement, arrangement or understanding other than on terms which BP I or BP II reasonably believes to be no less favorable to BP I, BP II or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of any Issuer; and

(c) to which neither BP I, BP II nor any other Restricted Subsidiary has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

Any such designation by the Board of Directors of each of the Issuers shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of each of the Issuers giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.

“Reference Date” means June 29, 2007.

“Representative” means the trustee, agent or representative (if any) for any Indebtedness; provided that if, and for so long as, any Indebtedness lacks such a Representative, then the Representative for such Indebtedness shall at all times constitute the holder or holders of a majority in outstanding principal amount of obligations under such Indebtedness.

“Restricted Cash” means cash and Cash Equivalents held by BP I, BP II or any Restricted Subsidiaries that are contractually restricted from being distributed or otherwise paid to any Issuer or not available for general corporate purposes, except for such restrictions that are contained in agreements governing Indebtedness permitted under the Senior Secured Notes Indenture.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, with respect to any Person, any Subsidiary of such Person other than an Unrestricted Subsidiary of such Person. Unless otherwise indicated in this “Description of the Senior Secured Notes,” all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of each of BP I and BP II.

“Reynolds 2007 Credit Agreement” means the Senior Secured Facilities Agreement dated February 21, 2008, among Reynolds Packaging Group (NZ) Limited, Closure Systems International Holdings Inc., Closure Systems International B.V., Reynolds Consumer Products Holdings Inc. and Reynolds Treasury (NZ) Limited, as borrowers, the Lenders party thereto, Australia and New Zealand Banking Group Limited, BOS International (Australia) Limited, Calyon Australia Limited and Credit Suisse, as joint lead arrangers and underwriters, and Credit Suisse as facility agent and security trustee, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder (subject to compliance with the covenant described under “— Certain Covenants — Limitation on

Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Liens”) or altering the maturity thereof.

“Reynolds Acquisition” means collectively (a) the acquisition by BP III of all the Equity Interests of each of Closure Systems International (Luxembourg) S.àr.l and Reynolds Consumer Products (Luxembourg) S.àr.l and (b) the acquisition by Reynolds Group Holdings Inc., a direct wholly owned subsidiary of BP III, of all the Equity Interests of Reynolds Consumer Products Holdings Inc.

“Reynolds Acquisition Documents” means the (i) Stock Purchase Agreement, dated as of October 15, 2009, by and among BP III, Reynolds Group Holdings Inc., a direct wholly-owned subsidiary of BP III, and Reynolds Consumer Products (NZ) Limited, a New Zealand company and (ii) Stock Purchase Agreement, dated as of October 15, 2009, by and between BP III and Closure Systems International (NZ) Limited, a New Zealand company, and any other document entered into in connection therewith, in each case as amended, supplemented or modified from time to time prior to November 5, 2009.

“Reynolds Foodservice Acquisition” means, collectively, (a) the acquisition by Reynolds Group Holdings Inc., a direct wholly owned subsidiary of BP III, of all of the Equity Interests of Reynolds Packaging Inc., (b) the acquisition by Closure Systems International B.V., an indirect wholly owned subsidiary of BP III, of all of the Equity Interests of Reynolds Packaging International B.V., together with a minority interest in Reynolds Metals Company de Mexico S. de R.L. de C.V., from an affiliated entity, that along with Reynolds Group Holdings Inc. and Closure Systems International B.V., is beneficially owned by Mr. Graeme Richard Hart.

“Reynolds Foodservice Acquisition Document” means the Stock Purchase Agreement, dated as of September 1, 2010, among BP III, Reynolds Group Holdings Inc., Closure Systems International B.V. and Reynolds Packaging (NZ) Limited.

“Reynolds Foodservice Transactions” means the Reynolds Foodservice Acquisition and the transactions related thereto.

“Reynolds Transactions” means the Reynolds Acquisition and the transactions related thereto (including the transactions contemplated in that certain Steps Plan and Structure Chart dated November 3, 2009, prepared by RGHL), including the repayment of the Reynolds 2007 Credit Agreement, the issuance and guarantee of, and granting of security in relation to, the 2009 Notes, the entering into and borrowings and guarantees under, and granting of security in relation to, the Senior Secured Credit Facilities, the amendment to the 2007 Intercreditor Agreement, entry into the First Lien Intercreditor Agreement and the contribution by RGHL of funds in return for common equity of BP I.

“RP Reference Date” means November 5, 2009.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired by BP I, BP II or a Restricted Subsidiary whereby BP I, BP II or a Restricted Subsidiary transfers such property to a Person and BP I, BP II or such Restricted Subsidiary leases it from such Person, other than leases between BP I, BP II and a Restricted Subsidiary or between Restricted Subsidiaries.

“S&P” means Standard & Poor’s Ratings Group or any successor to the rating agency business thereof.

“SEC” means the Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness secured by a Lien.

“Secured Obligations” means (a) the due and punctual payment of (i) the principal of and interest (including interest accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding) on the Senior Secured Notes, when and as due, whether at maturity, by acceleration, upon one or more dates set for prepayment or otherwise, and (ii) all other monetary obligations of any Issuer to any of the Secured Parties under the Senior

Secured Note Documents, including fees, costs, expenses and indemnities, whether primary, secondary, direct, contingent, fixed or otherwise (including monetary obligations incurred during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding), (b) the due and punctual performance of all other obligations of the Issuers under or pursuant to the Senior Secured Note Documents, and (c) the due and punctual payment and performance of all the obligations of each other Obligor under or pursuant to the Senior Secured Note Documents.

“Secured Parties” means (a) the Holders, (b) the Trustee, (c) the Collateral Agent, (d) the beneficiaries of each indemnification obligation undertaken by any Obligor under any Senior Secured Note Document and (e) the successors and assigns of each of the foregoing.

“Securities Act” means the US Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Security Documents” has the meaning given to such term under “— Security — Brief Summary of Security Documents and Intercreditor Agreements.”

“Senior Indebtedness” means, with respect to any Person, (a) Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred; and (b) all other Obligations of such Person (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of Indebtedness described in clause (a), unless, in the case of clauses (a) and (b), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such Indebtedness or other Obligations in respect thereof are subordinate in right of payment to the Senior Secured Notes or the Senior Secured Note Guarantee of such Person, as the case may be; provided, however, that Senior Indebtedness shall not include:

(1) any obligation of such Person to BP I, BP II or any Subsidiary of BP I or BP II;

(2) any liability for national, state, local or other taxes owed or owing by such Person;

(3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof (other than by way of letter of credit, bank guarantee, performance or other bond, or other similar obligation) or instruments evidencing such liabilities);

(4) any Capital Stock;

(5) any Indebtedness or other Obligation of such Person which is subordinate or junior in right of payment to any other Indebtedness or other Obligation of such Person; or

(6) that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Senior Secured Notes Indenture.

“Senior Note Guarantee” means any guarantee of the obligations of the Issuers under the Senior Notes Indenture and the Senior Notes by any Person in accordance with the provisions of the Senior Notes Indenture.

“Senior Note Guarantors” means (x) RGHL, BP I and the Restricted Subsidiaries that entered into the Senior Notes Indenture on the Issue Date (other than the Issuers) and (y) any Person that subsequently becomes a Senior Note Guarantor in accordance with the terms of the Senior Notes Indenture; provided that upon the release or discharge of such Person from its Senior Note Guarantee in accordance with the Senior Notes Indenture, such Person shall cease to be a Senior Note Guarantor.

“Senior Notes” means the $1,000,000,000 aggregate principal amount of 8.250% Senior Notes due 2021 pursuant to the Senior Notes Indenture.

“Senior Notes Indenture” means the Senior Notes Indenture dated as of the Issue Date, among the Issuers, certain guarantors, The Bank of New York Mellon, as Trustee, Principal Paying Agent, Transfer Agent and Registrar, and The Bank of New York Mellon, London Branch, as Paying Agent, as supplemented, amended and modified from time to time thereafter.

“Senior Secured Credit Facilities” means the Credit Agreement dated as of November 5, 2009, among others, BP I and Credit Suisse, as administrative agent, the other financial institutions party thereto, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder (subject to compliance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Liens” ) or altering the maturity thereof.

“Senior Secured First Lien Indebtedness” means, with respect to any Person at any date, the sum of (A) Indebtedness under the Senior Secured Credit Facilities, (B) Indebtedness under the Senior Secured Notes and (C) to the extent not included in clause (A) or (B), the other First Lien Obligations of such Person and its Restricted Subsidiaries, in each case as of such date (determined on a consolidated basis in accordance with GAAP).

“Senior Secured First Lien Leverage Ratio” means, with respect to any Person at any date, the ratio of (i) Senior Secured First Lien Indebtedness of such Person less the amount of Cash Equivalents in excess of any Restricted Cash that would be stated on the balance sheet of such Person and its Restricted Subsidiaries and held by such Person and its Restricted Subsidiaries as of such date of determination to (ii) EBITDA of such Person for the four full fiscal quarters for which internal financial statements are available immediately preceding the Senior Secured First Lien Leverage Calculation Date (as defined below). In the event that such Person or any of its Restricted Subsidiaries Incurs, repays, repurchases or redeems any Senior Secured First Lien Indebtedness subsequent to the commencement of the period for which the Senior Secured First Lien Leverage Ratio is being calculated but prior to the event for which the calculation of the Senior Secured First Lien Leverage Ratio is made (the “Senior Secured First Lien Leverage Calculation Date”), then the Senior Secured First Lien Leverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Senior Secured First Lien Indebtedness as if the same had occurred at the beginning of the applicable four-quarter period; provided that the Issuers may elect pursuant to an Officers’ Certificate delivered to the Trustee to treat all or any portion of the commitment under any Senior Secured First Lien Indebtedness as being Incurred at such time, in which case any subsequent Incurrence of Senior Secured First Lien Indebtedness under such commitment shall not be deemed, for purposes of this calculation, to be an Incurrence at such subsequent time.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations (including the Transactions) and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, and any operational changes that BP I, BP II or any of the Restricted Subsidiaries has determined to make or have made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Senior Secured First Lien Leverage Calculation Date (each, for purposes of this definition, a “pro forma event”) shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations (including the Transactions), discontinued operations and other operational changes (and the change of any associated Senior Secured First Lien Indebtedness and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into BP I, BP II or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, amalgamation, consolidation, discontinued operation or operational change, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Senior Secured First Lien Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, amalgamation, consolidation or operational change had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuers. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the Issuers as set forth in an Officers’ Certificate, to reflect operating expense reductions and other operating improvements or synergies reasonably expected to result from the applicable pro forma event (including, to the extent applicable, from the Transactions).

“Senior Secured Note Documents” means (a) the Senior Secured Notes, the Senior Secured Notes Guarantees, the Senior Secured Notes Indenture, the Security Documents, the First Lien Intercreditor Agreement, the 2007 Intercreditor Agreement and (b) any other related document or instrument executed and delivered pursuant to any Senior Secured Note Document described in clause (a) evidencing or governing any Secured Obligations thereunder.

“Senior Secured Note Guarantee” means any guarantee of the obligations of the Issuers under the Senior Secured Notes Indenture and the Senior Secured Notes by any Person in accordance with the provisions of the Senior Secured Notes Indenture.

“Senior Secured Note Guarantors” means (x) RGHL, BP I and the Restricted Subsidiaries that entered into the Senior Secured Notes Indenture on the Issue Date (other than the Issuers) and (y) any Person that subsequently becomes a Senior Secured Note Guarantor in accordance with the terms of the Senior Secured Notes Indenture; provided that upon the release or discharge of such Person from its Senior Secured Note Guarantee in accordance with the Senior Secured Notes Indenture, such Person shall cease to be a Senior Secured Note Guarantor.

“Senior Secured Notes Registration Rights Agreement” means the Senior Secured Notes Registration Rights Agreement related to the Senior Secured Notes, dated as of the Issue Date, among the Issuers, the Senior Secured Note Guarantors and the Initial Purchasers, as such agreement may be amended, modified or supplemented from time to time.

“Significant Subsidiary” means any Restricted Subsidiary that meets any of the following conditions:

(1) BP I’s, BP II’s and the Restricted Subsidiaries’ investments in and advances to the Restricted Subsidiary exceed 10% of the total assets of BP I, BP II and the Restricted Subsidiaries on a combined consolidated basis as of the end of the most recently completed fiscal year;

(2) BP I’s, BP II’s and the Restricted Subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the Restricted Subsidiary exceeds 10% of the total assets of BP I, BP II and the Restricted Subsidiaries on a combined consolidated basis as of the end of the most recently completed fiscal year; or

(3) BP I’s, BP II’s and the Restricted Subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the Restricted Subsidiary exceeds 10% of such income of BP I, BP II and the Restricted Subsidiaries on a consolidated basis for the most recently completed fiscal year.

“Similar Business” means (a) any businesses, services or activities engaged in by BP I, BP II or any their respective Subsidiaries on the Issue Date and (b) any businesses, services and activities engaged in by BP I, BP II or any their respective Subsidiaries that are related, complementary, incidental, ancillary or similar to any of the foregoing or are extensions or developments of any thereof.

“Squeeze-Out” means the acquisition pursuant to Article 33 of the Swiss Federal Stock Exchanges and Securities Trading Act (SR954.1) by BP III of the remaining Target Shares after at least 98% of the Target’s Voting Stock has been acquired by BP III at the end of the Offer.

“Standard Securitization Undertakings” means representations, warranties, covenants, indemnities and guarantees of performance entered into by BP I, BP II or any Subsidiary of BP I or BP II which BP I or BP II has determined in good faith to be customary in a Receivables Financing including, without limitation, those relating to the servicing of the assets of a Subsidiary, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Subordinated Indebtedness” means (a) with respect to any Issuer, any Indebtedness of such Issuer which is by its terms subordinated in right of payment to the Senior Secured Notes and (b) with respect to any Senior Secured Note Guarantor, any Indebtedness of such Senior Secured Note Guarantor which is by its terms subordinated in right of payment to its Senior Secured Note Guarantee.

“Subordinated Shareholder Funding” means, collectively, any funds provided to BP I or BP II by any direct or indirect parent, any Affiliate of any direct or indirect parent or any Permitted Holder or any Affiliate thereof, in exchange for or pursuant to any security, instrument or agreement other than Capital Stock, in each case issued to and held by any of the foregoing Persons, together with any such security, instrument or agreement and any other security or instrument other than Capital Stock issued in payment of any obligation under any Subordinated Shareholder Funding; provided, however, that such Subordinated Shareholder Funding:

(1) does not (including upon the happening of any event) mature or require any amortization, redemption or other repayment of principal or any sinking fund payment prior to the first anniversary of the Stated Maturity of the Senior Secured Notes (other than through conversion or exchange of such funding into Capital Stock (other than Disqualified Stock) of BP I or BP II or any funding meeting the requirements of this definition) or the making of any such payment prior to the first anniversary of the Stated Maturity of the Senior Secured Notes is restricted by the 2007 Intercreditor Agreement, any Additional Intercreditor Agreement or another intercreditor agreement;

(2) does not (including upon the happening of any event) require, prior to the first anniversary of the Stated Maturity of the Senior Secured Notes, payment of cash interest, cash withholding amounts or other cash gross-ups, or any similar cash amounts or the making of any such payment prior to the first anniversary of the Stated Maturity of the Senior Secured Notes is restricted by the 2007 Intercreditor Agreement, any Additional Intercreditor Agreement or another intercreditor agreement;

(3) contains no change of control or similar provisions and does not accelerate and has no right to declare a default or event of default or take any enforcement action or otherwise require any cash payment (in each case, prior to the first anniversary of the Stated Maturity of the Senior Secured Notes) or the payment of any amount as a result of any such action or provision, or the exercise of any rights or enforcement action (in each case, prior to the first anniversary of the Stated Maturity of the Senior Secured Notes) is restricted by the 2007 Intercreditor Agreement, any Additional Intercreditor Agreement or another intercreditor agreement;

(4) does not provide for or require any security interest or encumbrance over any asset of BP I, BP II or any of their respective Subsidiaries;

(5) pursuant to its terms or pursuant to the 2007 Intercreditor Agreement, any Additional Intercreditor Agreement or another intercreditor agreement, is fully subordinated and junior in right of payment to the Senior Secured Notes pursuant to subordination, payment blockage and enforcement limitation terms which are customary in all material respects for similar funding or are no less favorable in any material respect to Holders than those contained in the 2007 Intercreditor Agreement as in effect on the Issue Date with respect to the “Senior Creditors” (as defined therein) in relation to “Parentco Debt” (as defined therein);

provided that any event or circumstance that results in such subordinated obligation ceasing to qualify as Subordinated Shareholder Funding, including it ceasing to be held by any direct or indirect parent, any Affiliate of any direct or indirect parent or any Permitted Holder or any Affiliate thereof, shall constitute an Incurrence of such Indebtedness by BP I, BP II or such Restricted Subsidiary.

“Subsidiary” means, with respect to any Person, (1) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof and (2) any partnership, joint venture or limited liability company of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise and (y) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Substantially All” when used in relation to assets, means assets of the relevant entity or entities having a market value of at least 75% of the market value of all of the assets of such entity or entities at the date of the relevant transactions.

“Target” means SIG Combibloc Group AG (formerly SIG Holding AG), a company limited by shares incorporated in Switzerland registered in the Commercial Register of the Canton of Schaffhausen with the register number CH-290.3.004.149-2.

“Target Shares” means all of the registered shares of Target.

“Tax Distributions” means any distributions described in clause (12) of the covenant entitled “— Certain Covenants — Limitation on Restricted Payments.”

“Taxes” means all present and future taxes, levies, imposts, deductions, charges, duties and withholdings and any charges of a similar nature (including interest, penalties and other liabilities with respect thereto) that are imposed by any government or other taxing authority.

“TOO” means the Ordinance of the Swiss Takeover Board on Public Takeover Offers in effect until December 31, 2008 (SR 954.195.1).

“Total Assets” means the total combined consolidated assets of BP I, BP II and the Restricted Subsidiaries, as shown on the most recent combined balance sheet of BP I and BP II.

“Transactions” means the June 2007 Transactions, the Reynolds Transactions, the Evergreen Transactions, the Pactiv Transactions and the Reynolds Foodservice Transactions.

“Treasury Rate” (as determined by the Issuers) means, with respect to the Senior Secured Notes, as of any redemption date, the yield to maturity as of such date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the date the redemption notice is mailed (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to February 15, 2016; provided that if the period from the redemption date to such date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Officer” means any officer within the corporate trust department of the Trustee, including any managing director, vice president, senior associate or any other officer of the Trustee (1) who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject and (2) who shall have direct responsibility for the administration of the Senior Secured Notes Indenture.

“Trustee” means the party named as such in the Senior Secured Notes Indenture until a successor replaces it and, thereafter, means the successor.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of BP I or BP II that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of RGHL may designate any Subsidiary (other than any Issuer) of BP I or BP II (including any newly acquired or newly formed Subsidiary of BP I or BP II) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on any property of, BP I or BP II or any other Subsidiary of BP I or BP II that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that the Subsidiary to be so designated and its Subsidiaries do not at the time of designation have and do not thereafter Incur any Indebtedness pursuant to which the lender has recourse to any of the assets of BP I, BP II or any of the Restricted Subsidiaries; provided further, however, that either:

(a) the Subsidiary to be so designated has total consolidated assets of $1,000 or less; or

(b) if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under the covenant described under “— Certain Covenants — Limitation on Restricted Payments.”

The Board of Directors of each of the Issuers may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

(x) (1) BP I or BP II could Incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or (2) the Fixed Charge Coverage Ratio for BP I, BP II and its Restricted Subsidiaries would be greater than such ratio for BP I, BP II and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation; and

(y) no Event of Default shall have occurred and be continuing.

Any such designation by the Board of Directors of each of the Issuers shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of each of the Issuers giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“US Controlled Foreign Subsidiary” means any Person that (A)(i) is a Foreign Subsidiary and (ii) is a “controlled foreign corporation” within the meaning of Section 957(a) of the Code and the US Treasury Regulations thereunder or (B)(i) is a Domestic Subsidiary and (ii) has no material assets other than securities of one or more Foreign Subsidiaries (which are “controlled foreign corporations” within the meaning of Section 957(a) of the Code and the US Treasury Regulations thereunder) of such Domestic Subsidiary and indebtedness issued by such Foreign Subsidiaries.

“U.S. Dollar Equivalent” means with respect to any monetary amount in a currency other than U.S. Dollars, at any time for determination thereof by BP I, BP II or the Trustee, the amount of U.S. Dollars obtained by converting such currency other than U.S. Dollars involved in such computation into U.S. Dollars at the spot rate for the purchase of U.S. Dollars with the applicable foreign currency as published in The Wall Street Journal in the “Exchange Rates” column under the heading “Currency Trading” (or, if The Wall Street Journal is no longer published, or if such information is no longer available in The Wall Street Journal, such source as may be selected in good faith by BP I or BP II) on the date of such determination.

“US Proceeds Loans” means (a) the intercompany loan from the US Issuer I to Closure Systems International Holdings Inc., dated as of November 5, 2009 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the 2009 Notes, (b) the intercompany loan from the US Issuer I to Reynolds Group Holdings Inc., dated as of November 5, 2009 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the 2009 Notes, (c) the intercompany loan from the US Issuer I to Reynolds Group Holdings Inc., dated May 4, 2010 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the May 2010 Notes, (d) the intercompany loan from the US Issuer I to Reynolds Acquisition Corporation, dated November 16, 2010 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds of the October 2010 Senior Notes and the October 2010 Senior Secured Notes and (e) the intercompany loan from the US Issuer I to Pactiv Corporation, dated February 1, 2011 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the Senior Secured Notes and/or the Senior Notes.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing (1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by (2) the sum of all such payments.

“Wholly Owned Restricted Subsidiary” is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or other similar shares required pursuant to applicable law) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

DESCRIPTION OF THE FEBRUARY 2011 SENIOR NOTES

General

On February 1, 2011, Reynolds Group Issuer (Luxembourg) S.A., a company incorporated as a société anonyme (a public limited liability company) under the laws of Luxembourg (the “Luxembourg Issuer”), Reynolds Group Issuer LLC, a Delaware limited liability company (the “US Issuer I”) and Reynolds Group Issuer Inc., a Delaware corporation (the “US Issuer II” and, together with US Issuer I, the “US Issuers” and the US Issuers, together with the Luxembourg Issuer, the “Issuers”), issued $1,000,000,000 aggregate principal amount of Senior Notes (the “Senior Notes”) pursuant to a Senior Notes Indenture (the “Senior Notes Indenture”), among themselves, certain Senior Note Guarantors, The Bank of New York Mellon, as Trustee, Principal Paying Agent, Transfer Agent and Registrar and The Bank of New York Mellon, London Branch, as Paying Agent.

The terms of the new Senior Notes are substantially identical to the terms of the old Senior Notes, except that the new Senior Notes are registered under the Securities Act and therefore will not contain restrictions on transfer or provisions relating to additional interest, will bear a different CUSIP or ISIN number from the old Senior Notes and will not entitle their holders to registration rights. The new Senior Notes will otherwise be treated as the old Senior Notes for purposes of the Senior Notes Indenture.

The Senior Notes Indenture contains provisions that define your rights and govern the obligations of the Issuers under the Senior Notes. Copies of the Senior Notes Indenture and the Senior Notes are filed as exhibits to the registration statement of which this prospectus forms a part and will be made available to holders of the Senior Notes upon request. See “Where You Can Find More Information.”

Terms used in this “Description of the February 2011 Senior Notes” section and not otherwise defined have the meanings set forth in the section “— Certain Definitions.” As used in this “Description of the February 2011 Senior Notes” section, (1) “we”, “us” and “our” mean Beverage Packaging Holdings (Luxembourg) I S.A. (including any successor in interest thereto, “BP I”) and its Subsidiaries (including the Issuers); and (2) “RGHL” refers only to Reynolds Group Holdings Limited (including any successor in interest thereto). For all purposes of the Senior Notes Indenture and this “Description of the February 2011 Senior Notes,” references to an entity shall be to it and to any successor in interest thereto. Any reference to “Senior Notes” in this “Description of the February 2011 Senior Notes” refers to the new Senior Notes and any old Senior Notes that are not exchanged in the exchange offer.

The Senior Notes and the Senior Secured Notes were incurred pursuant to the fixed charge coverage ratio incurrence test, or applicable baskets provided for, under the August 2011 Secured Indenture, the August 2011 Senior Indenture, the October 2010 Senior Indenture, the October 2010 Senior Secured Indenture, the May 2010 Indenture, the 2009 Indenture, the 2007 Senior Note Indenture and the 2007 Senior Subordinated Note Indenture. The Indebtedness incurred under the Senior Secured Credit Facilities, the 2009 Notes, the October 2010 Senior Secured Notes, the August 2011 Senior Secured Notes, and the Senior Secured Notes is classified as “First Lien Obligations” under the 2009 Indenture, the October 2010 Senior Secured Indenture, the August 2011 Secured Indenture and the Senior Secured Notes Indenture, “First Priority Lien Obligations” under the 2007 Senior Note Indenture and the 2007 Senior Subordinated Note Indenture and “Secured Indebtedness” under the August 2011 Secured Indenture, the October 2010 Senior Indenture, the May 2010 Indenture and the Senior Notes Indenture. The Senior Notes are classified as “Senior Indebtedness” under the Senior Notes Indenture, the Senior Secured Notes Indenture, the August 2011 Secured Indenture, the August 2011 Senior Indenture, the October 2010 Senior Secured Indenture, the October 2010 Senior Indenture, the May 2010 Indenture, the 2009 Indenture, the 2007 Senior Note Indenture and the 2007 Senior Subordinated Note Indenture. For a description of the Senior Secured Credit Facilities, see “Description of Certain Other Indebtedness and Intercreditor Agreements.”

Brief Description of the Senior Notes and the Senior Note Guarantees

The Senior Notes are general senior obligations of the Issuers and:

•	are joint and several obligations of the Issuers;

•	rank pari passu in right of payment with all existing and future Senior Indebtedness of the Issuers (including the February 2012 Notes, the August 2011 Notes, the October 2010 Senior Secured Notes, the October 2010 Senior Notes, the May 2010 Notes, the 2009 Notes, the 2007 Senior Notes, the Senior Secured Notes and the Senior Secured Credit Facilities);

•	are effectively subordinated to any Secured Indebtedness of the Issuers (including Indebtedness of such Issuers outstanding under, or with respect to their respective guarantees of, the Senior Secured Credit Facilities, the Senior Secured Notes, the August 2011 Senior Secured Notes, the October 2010 Senior Secured Notes, the 2009 Notes, the 2007 Senior Notes and the 2007 Senior Subordinated Notes) to the extent of the value of the assets securing such Indebtedness;

•	are senior in right of payment to any existing and future Subordinated Indebtedness of the Issuers, including the Issuers’ guarantees of the 2007 Senior Subordinated Notes;

•	are guaranteed on a senior basis by the Senior Note Guarantors;

•	are not guaranteed by BP II, a finance Subsidiary of RGHL, and therefore are effectively subordinated to all claims that holders of 2007 Senior Notes and 2007 Senior Subordinated Notes may have against the assets of BP II; and

•	are subordinated to all claims of creditors, including trade creditors, and claims of preferred stockholders (if any) of each of the Subsidiaries of RGHL (including BP II) that is not a Senior Note Guarantor.

The Senior Note Guarantees are general senior obligations of each Senior Note Guarantor and:

•	rank pari passu in right of payment with all existing and future Senior Indebtedness of such Senior Note Guarantor;

•	are effectively subordinated to any Secured Indebtedness of such Senior Note Guarantor (including Indebtedness of such Senior Note Guarantor outstanding under, or with respect to its guarantee of, the Senior Secured Credit Facilities, the Senior Secured Notes, the August 2011 Senior Secured Notes, the October 2010 Senior Secured Notes, the 2009 Notes, the 2007 Senior Notes and the 2007 Senior Subordinated Notes) to the extent of the value of the assets securing such Indebtedness; and

•	are senior in right of payment to any Subordinated Indebtedness of such Senior Note Guarantor, including, subject to the discussion below (see “— Ranking”), such Senior Note Guarantor’s guarantee of the 2007 Senior Subordinated Notes.

Principal, Maturity and Interest

The Issuers issued an aggregate principal amount of $1,000,000,000 of Senior Notes. The Issuers may issue additional Senior Notes, from time to time (“Additional Senior Notes”). Any offering of Additional Senior Notes is subject to the covenants described below under the caption “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Liens.” The Senior Notes and any Additional Senior Notes subsequently issued under the Senior Notes Indenture will be treated as a single class for all purposes under the Senior Notes Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the

Senior Notes Indenture and this “Description of the February 2011 Senior Notes,” references to the Senior Notes include any Additional Senior Notes actually issued.

The Senior Notes will mature on February 15, 2021. Each Senior Note bears interest at 8.250% per annum, payable semi-annually in arrears to holders of record at the close of business on February 1 or August 1 immediately preceding the interest payment date on February 15 and August 15 of each year, commencing August 15, 2011. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

The Senior Notes are issued only in fully registered form, without coupons, in minimum denominations of $100,000 and any integral multiple of $1,000 in excess thereof.

No service charge will be made for any registration of transfer or exchange of Senior Notes, but the Issuers may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith. Principal of, premium, if any, and interest on the Senior Notes will be payable, and the Senior Notes may be exchanged or transferred, at the office or agency designated by the Issuers (which initially shall be the principal corporate trust office of the Paying Agent).

Paying Agent and Registrar for the Senior Notes

The Issuers maintain a paying agent for the Senior Notes in New York, NY. The Issuers have undertaken under the Senior Notes Indenture that they will ensure, to the extent practicable and permitted by law, that they maintain a paying agent in a European Union member state that will not be obliged to withhold or deduct tax pursuant to the European Union Directive 2003/48/EC regarding the taxation of savings income (the “Directive”) and currently intend to maintain a paying agent in London, England. The initial Paying Agent is The Bank of New York Mellon, in New York (the “Paying Agent”).

The Issuers maintain one or more registrars (each, a “Registrar”) and a transfer agent in New York, NY. The initial Registrar is The Bank of New York Mellon. The initial transfer agent is The Bank of New York Mellon, in New York. The Registrar maintains a register outside the United Kingdom reflecting ownership of Definitive Registered Senior Notes outstanding from time to time and the transfer agent in New York facilitates transfers of Definitive Registered Senior Notes on behalf of the Issuers. The transfer agent shall perform the functions of a transfer agent.

The Issuers may change any Paying Agent, Registrar or transfer agent for the Senior Notes without prior notice to the noteholders. BP I or any of its Subsidiaries may act as Paying Agent (other than with respect to Global Senior Notes) or Registrar subject to the requirement to maintain a paying agent in a European Union member state that will not be obliged to withhold or deduct tax pursuant to the Directive.

Upon written request from the Luxembourg Issuer, the Registrar shall provide the Luxembourg Issuer with a copy of the register to enable it to maintain a register of the Senior Notes at its registered office.

Optional Redemption

In addition to the optional redemption for taxation reasons, as described below, on or after February 15, 2016, the Issuers may redeem the Senior Notes at their option, in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address (or otherwise delivered in accordance with applicable DTC procedures), at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on February 15 of the years set forth below. Without limiting the Issuers’ obligations under the Senior Notes Indenture, the Issuers may provide in such notice that payment of the redemption price and the performance of the Issuers’ obligations with respect to such redemption may be performed by another Person.

Redemption
Period	Price

2016	104.125%
2017	102.750%
2018	101.375%
2019 and thereafter	100.000%

In addition, at any time and from time to time prior to February 15, 2016, the Issuers may redeem the Senior Notes at their option, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address (or otherwise delivered in accordance with applicable DTC procedures), at a redemption price equal to 100% of the principal amount of the Senior Notes redeemed plus the Applicable Premium (as calculated by the Issuers or on behalf of the Issuers by such person as the Issuers shall designate) as of, and accrued and unpaid interest and additional interest, if any, to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). Without limiting the Issuers’ obligations under the Senior Notes Indenture, the Issuers may provide in such notice that payment of the redemption price and the performance of the Issuers’ obligations with respect to such redemption may be performed by another Person.

Notwithstanding the foregoing, at any time and from time to time prior to February 15, 2014, the Issuers may at their option redeem in the aggregate up to 35% of the original aggregate principal amount of the Senior Notes (calculated after giving effect to any issuance of any Additional Senior Notes) with the net cash proceeds of one or more Equity Offerings (1) by BP I or (2) any direct or indirect parent of BP I, in each case to the extent the net cash proceeds thereof are contributed to the common equity capital of BP I or any of its Subsidiaries or used to purchase Capital Stock (other than Disqualified Stock) of any such entity from it, at a redemption price (expressed as a percentage of principal amount thereof) of 108.250%, plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least 65% of the original aggregate principal amount of the Senior Notes (calculated after giving effect to any issuance of any Additional Senior Notes) remain outstanding after each such redemption; provided further, however, that such redemption shall occur within 90 days after the date on which any such Equity Offering is consummated upon not less than 30 nor more than 60 days’ notice mailed to each holder of Senior Notes being redeemed and otherwise in accordance with the procedures set forth in the Senior Notes Indenture.

Notice of any redemption upon any Equity Offering may be given prior to the completion thereof, and any such redemption or notice may, at the Issuers’ discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering. Without limiting the Issuers’ obligations under the Senior Notes Indenture, the Issuers may provide in such notice that payment of the redemption price and the performance of the Issuers’ obligations with respect to such redemption may be performed by another Person.

Selection and Notice

If less than all of the Senior Notes are to be redeemed or are required to be repurchased at any time, the Trustee will select Senior Notes for redemption or repurchase on a pro rata basis, to the extent practicable and in compliance with the requirements of DTC and any stock exchange on which the applicable Senior Notes are then admitted to trading; provided, however, that no Senior Note of $100,000 in aggregate principal amount or less, or other than in an integral multiple of $1,000 in excess thereof, shall be redeemed in part.

If any Senior Note is to be redeemed in part only, the notice of redemption that relates to that Senior Note shall state the portion of the principal amount thereof to be redeemed. In the case of a Definitive Registered Senior Note, a new Senior Note in currency and in principal amount equal to the unredeemed portion of the original Senior Note will be issued in the name of the noteholder thereof upon cancellation of the original Senior Note. In the case of a Global Senior Note, an appropriate notation will be made on such Senior Note to decrease the principal amount thereof to an amount equal to the unredeemed portion thereof. Subject to the terms of the applicable redemption notice, Senior Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Senior Notes or portions of them called for redemption.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Issuers are not required to make any mandatory redemption or sinking fund payments with respect to the Senior Notes. However, under certain circumstances, the Issuers may be required to offer to purchase Senior Notes as described under the captions “— Change of Control” and “— Certain Covenants — Asset Sales.” We and our affiliates may at any time and from time to time purchase Senior Notes in the open market or otherwise.

Redemption for Taxation Reasons

The Issuers may redeem the Senior Notes, at their option, in whole, but not in part, at any time upon giving not less than 30 nor more than 60 days’ prior notice (which notice will be irrevocable) to the noteholders mailed by first-class mail to each holder’s registered address (or otherwise delivered in accordance with applicable DTC procedures) at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest and additional interest, if any, to the date fixed for redemption (a “Tax Redemption Date”) (subject to the right of noteholders of record on the relevant record date to receive interest due on the relevant interest payment date) and all Additional Amounts (as defined under “— Withholding Taxes” below), if any, then due or that will become due on the Tax Redemption Date as a result of the redemption or otherwise, if any, if the Issuers determine in good faith that, as a result of:

(1) any change in, or amendment to, the law or treaties (or any regulations, protocols or rulings promulgated thereunder) of a Relevant Taxing Jurisdiction (as defined under “— Withholding Taxes” below) affecting taxation; or

(2) any change in official position regarding the application, administration or interpretation of such laws, treaties, protocols, regulations or rulings (including a holding, judgment or order by a government agency or court of competent jurisdiction) (each of the foregoing in clauses (1) and (2), a “Change in Tax Law”), any Payor (as defined under “— Withholding Taxes” below), with respect to the Senior Notes or a Senior Note Guarantee is, or on the next date on which any amount would be payable in respect of the Senior Notes would be, required to pay any Additional Amounts, and such obligation cannot be avoided by taking reasonable measures available to such Payor (including the appointment of a new Paying Agent or, where such payment would be reasonable, the payment through another Payor); provided that no Payor shall be required to take any measures that in the Issuers’ good-faith determination would result in the imposition on such person of any legal or regulatory burden or the incurrence by such person of additional costs, or would otherwise result in any adverse consequences to such person.

In the case of any Payor, the Change in Tax Law must be announced or become effective on or after the date of the Offering Circular. Notwithstanding the foregoing, no such notice of redemption will be given earlier than 90 days prior to the earliest date on which the Payor would be obliged to make such payment of Additional Amounts. Prior to the publication, mailing or delivery of any notice of redemption of the Senior Notes pursuant to the foregoing, the Issuers will deliver to the Trustee (a) an Officers’ Certificate stating that they are entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to their right so to redeem have been satisfied and (b) an opinion of an independent tax counsel of recognized standing to the effect that the Payor would be obligated to pay Additional Amounts as a result of a Change in Tax Law. The Trustee will accept such Officers’ Certificate and opinion as sufficient evidence of the satisfaction of the conditions precedent described above, in which event it will be conclusive and binding on the noteholders.

Subject to the terms of the applicable redemption notice, Senior Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Senior Notes or portions of them called for redemption.

The foregoing provisions will apply mutatis mutandis to the laws and official positions of any jurisdiction in which any successor to a Payor is organized or otherwise considered to be a resident for tax purposes or any political subdivision or taxing authority or agency thereof or therein. The foregoing provisions will survive any termination, defeasance or discharge of the Senior Notes Indenture.

Withholding Taxes

All payments made by any Issuer or any Senior Note Guarantor or any successor in interest to any of the foregoing (each, a “Payor”) on or with respect to the Senior Notes or any Senior Note Guarantee will be made without withholding or deduction for, or on account of, any Taxes unless such withholding or deduction is required by law; provided, however, that a Payor, in any case, may withhold from any interest payment made on the Senior Notes to or for the benefit of any person who is not a “United States person,” as such term is defined for U.S. federal income tax purposes, U.S. federal withholding tax, and pay such withheld amounts to the Internal Revenue Service, unless such person provides documentation to such Payor such that an exemption from U.S. federal withholding tax would apply to such payment if interest on the Senior Notes were treated as income from sources within the U.S. for U.S. federal income tax purposes. If any deduction or withholding for, or on account of, any Taxes imposed or levied by or on behalf of:

(1) any jurisdiction (other than the United States or any political subdivision or governmental authority thereof or therein having power to tax) from or through which payment on the Senior Notes or any Senior Note Guarantee is made by such Payor, or any political subdivision or governmental authority thereof or therein having the power to tax; or

(2) any other jurisdiction (other than the United States or any political subdivision or governmental authority thereof or therein having the power to tax) in which a Payor that actually makes a payment on the Senior Notes or its Senior Note Guarantee is organized or otherwise considered to be a resident for tax purposes, or any political subdivision or governmental authority thereof or therein having the power to tax,

(each of clause (1) and (2), a “Relevant Taxing Jurisdiction”), will at any time be required from any payments made with respect to the Senior Notes or any Senior Note Guarantee, including payments of principal, redemption price, interest or premium, if any, the Payor will pay (together with such payments) such additional amounts (the “Additional Amounts”) as may be necessary in order that the net amounts received in respect of such payments by the noteholders or the Trustee, as the case may be, after such withholding or deduction (including any such deduction or withholding from such Additional Amounts), will not be less than the amounts that would have been received in respect of such payments on the Senior Notes or the Senior Note Guarantees in the absence of such withholding or deduction; provided, however, that no such Additional Amounts will be payable for or on account of:

(1) any Taxes that would not have been so imposed or levied but for the existence of any present or former connection between the relevant noteholder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, the relevant noteholder, if such noteholder is an estate, nominee, trust, partnership, limited liability company or corporation) and the Relevant Taxing Jurisdiction (including being a citizen or resident or national of, or carrying on a business or maintaining a permanent establishment in, or being physically present in, the Relevant Taxing Jurisdiction) but excluding, in each case, any connection arising solely from the acquisition, ownership or holding of such Senior Note or the receipt of any payment in respect thereof;

(2) any Taxes that would not have been so imposed or levied if the holder of the Senior Note had complied with a reasonable request in writing of the Payor (such request being made at a time that would enable such holder acting reasonably to comply with that request) to make a declaration of nonresidence or any other claim or filing or satisfy any certification, information or reporting requirement for exemption from, or reduction in the rate of, withholding to which it is entitled (provided that such declaration of nonresidence or other claim, filing or requirement is required by the applicable law, treaty, regulation or administrative practice of the Relevant Taxing Jurisdiction as a precondition to exemption from the requirement to deduct or withhold all or a part of any such Taxes);

(3) any Taxes that are payable otherwise than by withholding from a payment of the principal of, premium, if any, or interest under the Senior Notes or any Senior Note Guarantee;

(4) any estate, inheritance, gift, sales, excise, transfer, personal property or similar tax, assessment or other governmental charge;

(5) any Taxes that are required to be deducted or withheld on a payment pursuant to the Directive or any law implementing, or introduced in order to conform to, the Directive;

(6) except in the case of the liquidation, dissolution or winding up of the Payor, any Taxes imposed in connection with a Senior Note presented for payment by or on behalf of a noteholder or beneficial owner who would have been able to avoid such Tax by presenting the relevant Senior Note to, or otherwise accepting payment from, another paying agent in a member state of the European Union; or

(7) any combination of the above.

Such Additional Amounts will also not be payable (x) if the payment could have been made without such deduction or withholding if the beneficiary of the payment had presented the Senior Note for payment (where presentation is required) within 30 days after the relevant payment was first made available for payment to the noteholder or (y) where, had the beneficial owner of the Senior Note been the holder of the Senior Note, such beneficial owner would not have been entitled to payment of Additional Amounts by reason of any of clauses (1) to (7) inclusive above.

The Payor will (i) make any required withholding or deduction and (ii) remit the full amount deducted or withheld to the relevant taxing authority of the Relevant Taxing Jurisdiction in accordance with applicable law. Upon request, the Payor will use all reasonable efforts to obtain certified copies of tax receipts evidencing the payment of any Taxes so deducted or withheld from each relevant taxing authority of each Relevant Taxing Jurisdiction imposing such Taxes and will provide such certified copies to the Trustee. If, notwithstanding the efforts of such Payor to obtain such receipts, the same are not obtainable, such Payor will provide the Trustee with other evidence reasonably satisfactory to the applicable Holder.

If any Payor will be obligated to pay Additional Amounts under or with respect to any payment made on the Senior Notes, at least 30 days prior to the date of such payment, the Payor will deliver to the Trustee an Officers’ Certificate stating the fact that Additional Amounts will be payable and the amount so payable and such other information necessary to enable the Paying Agent to pay Additional Amounts to noteholders on the relevant payment date (unless such obligation to pay Additional Amounts arises less than 45 days prior to the relevant payment date, in which case the Payor shall deliver such Officers’ Certificate and such other information as promptly as practicable after the date that is 30 days prior to the payment date, but no less than five (5) Business Days prior thereto, and otherwise in accordance with the requirements of DTC).

Wherever in the Senior Notes Indenture, the Senior Notes, any Senior Note Guarantee or this “Description of the February 2011 Senior Notes” there is mentioned, in any context:

(1) the payment of principal,

(2) redemption prices or purchase prices in connection with a redemption or purchase of Senior Notes,

(3) interest, or

(4) any other amount payable on or with respect to any of the Senior Notes or any Senior Note Guarantee,

such reference shall be deemed to include payment of Additional Amounts as described under this heading to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The Payor will pay any present or future stamp, court or documentary Taxes, or any other excise, property or similar Taxes, charges or levies that arise in any jurisdiction from the execution, delivery, registration or enforcement of any Senior Notes, the Senior Notes Indenture, or any other document or instrument in relation thereto (other than a transfer of the Senior Notes) excluding any such Taxes, charges or similar levies imposed by any jurisdiction that is not a Relevant Taxing Jurisdiction, and the Payor agrees to indemnify the noteholders and the Trustee for any such Taxes paid by such noteholders. The foregoing obligations will survive any termination, defeasance or discharge of the Senior Notes Indenture and will apply mutatis mutandis to any jurisdiction in which any successor to a Payor is organized or otherwise considered to be a resident for Tax purposes or any political subdivision or taxing authority or agency thereof or therein.

Agreed Tax Treatment

The Issuers agree, and by acquiring an interest in the Senior Notes each beneficial owner of a Senior Note agrees, to treat for U.S. federal income tax purposes the Senior Notes as debt of the sole owner of the US Issuer I and interest payments on the Senior Notes as U.S. source interest; provided, however, that this agreement shall cease to apply if the Issuers (i) determine, after taking action that is permissible under the Senior Notes Indenture, that the aforementioned allocation of debt and interest payments is no longer accurate as a result of the changed circumstances, and (ii) promptly notify holders of such determination by sending first-class mail to each holder’s registered address (or otherwise completing delivery in accordance with applicable DTC procedures). Notwithstanding the foregoing, any Issuer or any other Payor may withhold from any interest payment made on any Senior Note to or for the benefit of any person who is not a “United States person,” as such term is defined for U.S. federal income tax purposes, U.S. federal withholding tax, and pay such withheld amounts to the Internal Revenue Service, unless such person provides documentation to such Issuer or other Payor such that an exemption from U.S. federal withholding tax would apply to such payment if interest on such Senior Note were treated as income from sources within the U.S. for U.S. federal income tax purposes.

Ranking

The indebtedness evidenced by the Senior Notes is Senior Indebtedness of the Issuers, is equal in right of payment to all existing and future Senior Indebtedness of the Issuers and is senior in right of payment to all existing and future Subordinated Indebtedness of the Issuers.

The Indebtedness evidenced by the Senior Note Guarantees is Senior Indebtedness of each Senior Note Guarantor, is equal in right of payment to all existing and future Senior Indebtedness of such Senior Note Guarantor and is senior in right of payment to all existing and future Subordinated Indebtedness of such

Senior Note Guarantor. BP II, the issuer of the 2007 Senior Notes and the 2007 Senior Subordinated Notes, has not guaranteed and will not guarantee the Senior Notes.

As described in further detail below, in a liquidation, dissolution or bankruptcy of any of the Issuers or the Senior Note Guarantors, holders of Senior Notes and Senior Note Guarantees will be entitled to receive payment in full of the Senior Notes and Senior Note Guarantees before holders of the guarantees of the 2007 Senior Subordinated Notes are entitled to receive any payment (other than certain permitted junior securities) in respect of such guarantees. However, the Senior Notes and Senior Note Guarantees do not constitute “Designated Senior Indebtedness” for purposes of the 2007 Senior Subordinated Indenture and, among other things, do not have the benefits of delivering payment blockage notices or enforcing the turnover provisions in the indenture governing the 2007 Senior Subordinated Notes.

At December 31, 2011, on a pro forma basis after giving effect to the 2012 Refinancing Transactions (as defined in “The Transactions”):

(1) RGHL and its Subsidiaries had an aggregate principal amount of $11,518 million of Indebtedness secured by any Lien outstanding. RGHL and its Subsidiaries would have had $35 million and €63 million of availability under the revolving credit facility under the Senior Secured Credit Facilities and the ability to incur up to €62 million of Secured Indebtedness under Local Facilities; and

(2) RGHL and its Subsidiaries had an aggregate principal amount of $17,516 million of unsubordinated Indebtedness outstanding (whether secured or unsecured) consisting of amounts outstanding under the Senior Secured Credit Facilities, the Senior Notes (including the Senior Note Guarantees with respect thereto), the Senior Secured Notes (including the Senior Secured Note Guarantees with respect thereto), the February 2011 Senior Secured Notes (including the guarantees with respect thereto), the February 2011 Senior Notes (including the guarantees with respect thereto), the February 2012 Notes (including the guarantees with respect thereto), the August 2011 Senior Secured Notes (including the guarantees with respect thereto), the August 2011 Senior Notes (including the guarantees with respect thereto), the October 2010 Senior Secured Notes (including the guarantees with respect thereto), the October 2010 Senior Notes (including the guarantees with respect thereto), the May 2010 Notes (including the guarantees with respect thereto), the 2009 Notes (including the guarantees with respect thereto) and the 2007 Senior Notes (including the guarantees with respect thereto), Pactiv’s outstanding indebtedness, the Local Facilities and certain other local overdraft and local working capital facilities.

In addition, at December 31, 2011, on a pro forma basis after giving effect to the 2012 Refinancing Transactions, RGHL and its Subsidiaries had an aggregate of $568 million of Subordinated Indebtedness outstanding consisting of the 2007 Senior Subordinated Notes (including the guarantees with respect thereto). In addition, RGHL and its Subsidiaries had $25 million of indebtedness outstanding under Local Facilities.

Although the Senior Notes Indenture limits the Incurrence of Indebtedness by BP I, BP II and any Restricted Subsidiaries and the issuance of Disqualified Stock and Preferred Stock by the Issuers and any other Restricted Subsidiaries, such limitation is subject to a number of significant qualifications and exceptions. Under certain circumstances, BP II and BP I and their respective Subsidiaries (including the Issuers) may be able to Incur substantial amounts of additional Indebtedness. Such Indebtedness may be Secured Indebtedness that has a prior claim to the Senior Notes on the assets securing such Indebtedness. The covenants do not limit the amount of Indebtedness that RGHL may incur. See “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Liens.”

The Senior Notes and Senior Note Guarantees constitute “Senior Indebtedness” for purposes of the 2007 Senior Subordinated Indenture and, as such, in a liquidation, dissolution or bankruptcy of the Issuers or the Senior Note Guarantors, holders of Senior Notes and Senior Note Guarantees will be entitled to receive payment in full of the Senior Notes and Senior Note Guarantees before holders of the guarantees of the 2007

Senior Subordinated Notes are entitled to receive any payment (other than certain permitted junior securities) in respect of such guarantees. However, the Senior Notes and Senior Note Guarantees do not constitute “Designated Senior Indebtedness” for purposes of the 2007 Senior Subordinated Indenture, as do the August 2011 Senior Secured Notes, the October 2010 Senior Secured Notes, the 2009 Notes, the Senior Secured Credit Facilities, the 2007 Senior Notes and the Senior Secured Notes, and holders thereof have more rights than the holders of Senior Notes. Thus, holders of Senior Notes and Senior Note Guarantees are not entitled to the benefit of certain provisions in the 2007 Senior Subordinated Indenture relating to the subordination of the 2007 Senior Subordinated Notes that provide rights only to holders of Designated Senior Indebtedness (as defined in the 2007 Senior Subordinated Indenture), not Senior Indebtedness. Specifically, holders of Designated Senior Indebtedness are granted, among other rights, the benefit of (i) “standstill periods,” during which no enforcement action may be taken in respect of the 2007 Senior Subordinated Notes until holders of Designated Senior Indebtedness have taken actions to enforce certain claims under their Indebtedness, (ii) “payment blockages,” which prevent payments from being made in respect of the 2007 Senior Subordinated Notes while certain events of default under the Designated Senior Indebtedness have occurred and are continuing and (iii) “turnover provisions,” which require the trustee of the 2007 Senior Subordinated Notes to pay over to holders of Designated Senior Indebtedness certain amounts that it has received in respect of the 2007 Senior Subordinated Notes. Because the Senior Notes do not constitute Designated Senior Indebtedness for purposes of the 2007 Senior Subordinated Indenture, holders are not entitled to these and other rights in favor of only Designated Senior Indebtedness. Accordingly, the Senior Notes do not have a contractual right to stop payments by the Issuers and Senior Note Guarantors in respect of the 2007 Senior Subordinated Notes, and holders of Senior Notes may recover less than holders of Designated Senior Indebtedness as a result thereof.

The Senior Notes and Senior Note Guarantees rank pari passu in right of payment with the guarantees of the 2007 Senior Notes, the 2009 Notes (and related guarantees), the May 2010 Notes (and related guarantees), the October 2010 Senior Secured Notes (and related guarantees), the October 2010 Senior Notes (and related guarantees), the August 2011 Senior Secured Notes (and related guarantees), the August 2011 Senior Notes (and related guarantees), the February 2012 Notes (and related guarantees), the Senior Secured Notes (and related guarantees) and the Senior Secured Credit Facilities (and related guarantees). However, due to a contractual subordination agreement between holders of the 2007 Senior Notes on the one hand, and holders of the 2009 Notes, the October 2010 Senior Secured Notes, the August 2011 Senior Secured Notes, the Senior Secured Credit Facilities and the Senior Secured Notes, on the other hand, the guarantees of the 2007 Senior Notes rank junior in right of payment to the 2009 Notes, the October 2010 Senior Secured Notes, the August 2011 Senior Secured Notes, the Senior Secured Credit Facilities and the Senior Secured Notes (and their respective guarantees).

Therefore, in the event that the Issuer or a Senior Note Guarantor becomes a debtor in a United States bankruptcy case and claims under the 2007 Senior Notes, the 2009 Notes, the October 2010 Senior Secured Notes, the August 2011 Senior Secured Notes, the Senior Secured Notes and the Senior Secured Credit Facilities are not fully secured, claims of holders of Senior Notes and Senior Note Guarantees will rank pari passu in right of payment with the unsecured portion of claims of holders of the guarantees of the 2007 Senior Notes, the 2009 Notes (and related guarantees), the October 2010 Senior Secured Notes (and related guarantees), the August 2011 Senior Secured Notes (and related guarantees), the Senior Secured Notes (and related guarantees) and the Senior Secured Credit Facilities (and related guarantees), even though claims under the guarantees of the 2007 Senior Notes will rank junior in right of payment to claims under the 2009 Notes, the October 2010 Senior Secured Notes, the August 2011 Senior Secured Notes, the Senior Secured Notes and the Senior Secured Credit Facilities (and their respective guarantees). In addition, in such an event, we expect that claims of holders of Senior Notes and Senior Note Guarantees will be senior in right of payment to the claims of holders of the guarantees of the 2007 Senior Subordinated Notes, such that holders of Senior Notes and Senior Note Guarantees, together with holders of any other “Senior Indebtedness” for purposes of the 2007 Senior Subordinated Indenture, will be entitled to receive payment in full of such “Senior Indebtedness” before holders of the guarantees of the 2007 Senior Subordinated Notes are entitled to receive any payment (other than certain permitted junior securities) in respect of such guarantees. However, because of the differences in the rights of the holders of the Senior Notes and the holders of Designated Senior Indebtedness, there can be no guarantee that a bankruptcy court would enforce the contractual subordination of the 2007 Subordinated Notes in favor of the Senior Notes in the same manner as the contractual subordination of the 2007 Subordinated Notes in favor of the 2007 Senior Notes, the 2009 Notes, the October 2010 Senior Secured Notes, the August 2011 Senior Secured Notes, the Senior Secured Notes and the Senior Secured Credit Facilities under such circumstances, and you may therefore recover less in a bankruptcy than if the Senior Notes and Senior Note Guarantees constituted Designated Senior Indebtedness for purposes of the 2007 Senior Subordinated Indenture. In addition, bankruptcy laws in the foreign jurisdictions in which we conduct business differ from those of the United States, and we cannot predict how a bankruptcy court in any such jurisdiction would treat such a circumstance. For more information, see “Certain Insolvency and Other Local Law Considerations.”

The US Issuer I is a finance company with no operations of its own, and its only material assets are the US Proceeds Loans. The US Issuer II is a finance company with no operations of its own, and no material assets. The Luxembourg Issuer is a finance company with no operations of its own, and its only material assets are the Luxembourg Proceeds Loans. Substantially all of the operations of RGHL are conducted through RGHL’s Subsidiaries. Unless a Subsidiary is a Senior Note Guarantor or one of the Issuers, claims of creditors of such Subsidiary, including trade creditors, and claims of preferred stockholders (if any) of such Subsidiary generally will have priority with respect to the assets and earnings of such Subsidiary over the claims of creditors of the Senior Note Guarantors, including holders of the Senior Notes. The Senior Notes, therefore, are effectively subordinated to creditors (including trade creditors) and preferred stockholders (if any) of Subsidiaries of RGHL that are not one of the Issuers or the Senior Note Guarantors (including BP II, which is a finance company). As of December 31, 2011, our various subsidiaries that are not one of the Issuers, the issuer of the 2007 Notes, or Senior Note Guarantors had no more than approximately $10 million of long-term debt (on a consolidated basis and excluding intercompany loan transactions) and $1,577 million of total assets. See “Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — Not all of our subsidiaries guarantee the notes, and the notes and the guarantees of the notes will be structurally subordinated to all of the claims of creditors of those non-guarantor subsidiaries.”

Senior Note Guarantees

Each of the Senior Note Guarantors jointly and severally, irrevocably and unconditionally guarantees on a senior basis the performance and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of the Issuers under the Senior Notes Indenture and the Senior Notes, whether for payment of principal of, premium, if any, or interest on the Senior Notes, expenses, indemnification or otherwise (all such obligations guaranteed by such Senior Note Guarantors and by any of RGHL’s Subsidiaries that subsequently become Senior Note Guarantors being herein called the “Guaranteed Obligations”), subject to limitations imposed by applicable local law and certain other limitations imposed by the terms of such guarantees; provided, however, that in no event shall a US Controlled Foreign Subsidiary be required to guarantee the Guaranteed Obligations. The entities that are Senior Note Guarantors include entities organized in the following jurisdictions: Australia, Brazil, British Virgin Islands, Canada, Costa Rica, Germany, Guernsey, Hong Kong, Hungary, Japan, Luxembourg, Mexico, the Netherlands, New Zealand, Switzerland, the United States and the United Kingdom. The Senior Note Guarantees are subject to a variety of local laws that may limit or void the Senior Note Guarantees and certain other limits imposed under the terms of such Senior Note Guarantees. For a description of such limitations and the risks associated with the Senior Note Guarantees, see

•	“Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — Fraudulent conveyance laws and other limitations on the enforceability of the notes, the guarantees and, as applicable, the related security, may adversely affect the validity and enforceability of the notes, the guarantees and, as applicable, the related security;”

•	“Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — Insolvency laws could limit your ability to enforce your rights under the notes, the guarantees and, in the case of the senior secured notes, the security;”

•	“Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — Enforcing your rights as a holder of the notes or under the guarantees, or with respect to the senior secured notes, the security, across multiple jurisdictions may be difficult;”

•	“Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — You may be unable to enforce judgments obtained in the United States and foreign courts against us, certain of the guarantors or our or their respective directors and executive officers;”

•	“Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — Non-U.S. subsidiaries of our U.S. subsidiaries have not and will not guarantee the notes and the notes have only been secured by a limited pledge of certain of such foreign subsidiaries’ capital stock, with no pledge of the assets of any non-U.S. subsidiaries of our U.S. subsidiaries;” and

•	“Certain Insolvency and Other Local Law Considerations.”

Such Senior Note Guarantors have agreed, and any of RGHL’s Subsidiaries that subsequently become Senior Note Guarantors will agree, to pay, subject to limitations imposed by applicable local law and certain other limitations, in addition to the amount stated above, any and all expenses (including reasonable counsel fees and expenses) incurred by the Trustee or the holders in enforcing any rights under the Senior Note Guarantees.

Any future guarantor of the Senior Secured Credit Facilities, any other Credit Agreement or Public Debt of BP I, BP II or their respective Subsidiaries are only required to provide Senior Note Guarantees as required by the covenant under “— Certain Covenants — Future Senior Note Guarantors.” Accordingly, in the future, other Indebtedness, including the Senior Secured Credit Facilities, the Senior Notes, the February 2012 Notes, the August 2011 Notes, the October 2010 Senior Secured Notes, the October 2010 Senior Notes, the May 2010 Notes, the 2009 Notes, the 2007 Senior Notes and the 2007 Senior Subordinated Notes could have the benefit of guarantees that are not also provided in favor of the Senior Notes. See “— Ranking.”

Each Senior Note Guarantee is a continuing guarantee and shall, subject to the next paragraph:

(1) remain in full force and effect until payment in full of all the Guaranteed Obligations;

(2) be binding upon each such Senior Note Guarantor and its successors; and

(3) inure to the benefit of and be enforceable by the Trustee, the holders and their successors, transferees and assigns.

Release of Senior Note Guarantees

A Senior Note Guarantee of a Senior Note Guarantor will be automatically released upon (a) receipt by the Trustee of a notification from BP I that such Senior Note Guarantee be released and (b) the occurrence of any of the following:

(1) the consummation of any transaction permitted by the Senior Notes Indenture as a result of which such Senior Note Guarantor ceases to be a Restricted Subsidiary;

(2) the release or discharge of the guarantee or other obligation by such Senior Note Guarantor (other than RGHL) of the Senior Secured Credit Facilities or such other guarantee or other obligation that resulted in the creation of such Senior Note Guarantee, except a release or discharge by or as a result of payment under such guarantee;

(3) BP I designating such Senior Note Guarantor to be an Unrestricted Subsidiary in accordance with the covenants described under “— Certain Covenants — Limitation on Restricted Payments” and the definition of “Unrestricted Subsidiary;”

(4) the Issuers’ exercise of their legal defeasance option or covenant defeasance option as described under “— Defeasance,” or if the Issuers’ obligations under the Senior Notes Indenture are discharged in accordance with the terms of the Senior Notes Indenture; or

(5) the transfer or sale of the equity interests of such Senior Note Guarantor pursuant to an enforcement action, in accordance with the terms of the First Lien Intercreditor Agreement.

The Senior Note Guarantor will be required to deliver to the Trustee an Officers’ Certificate stating that all conditions precedent provided for in the Senior Notes Indenture relating to the release have been complied with. A Senior Note Guarantee of a Senior Note Guarantor also will be released as provided under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets.”

Upon any occurrence specified in the two preceding paragraphs, the Trustee shall, at the instruction of and at the cost of the Issuers, execute any documents reasonably requested of it to evidence such release.

Addition of Senior Note Guarantors

Under certain circumstances, additional Restricted Subsidiaries may be added as Senior Note Guarantors (see “— Certain Covenants — Future Senior Note Guarantors”).

Change of Control

Upon the occurrence of any of the following events (each, a “Change of Control”), each holder will have the right to require the Issuers to repurchase all or any part of such holder’s Senior Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), except to the extent the Issuers have previously elected to redeem all of the Senior Notes as described under “— Optional Redemption:”

(1) the sale, lease or transfer, in one or a series of transactions, of all or Substantially All the assets of BP II or BP I and its Subsidiaries, taken as a whole, to a Person other than, directly or indirectly, any of the Permitted Holders;

(2) BP I becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than any of the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), of more than 50% of the total voting power of the Voting Stock of the US Issuer I, the US Issuer II, the Luxembourg Issuer, BP I or BP II or any direct or indirect parent of BP I or BP II; or

(3) RGHL ceases to own, directly or indirectly, 100% of the Capital Stock of BP I, BP II, BP III or any of the Issuers, other than directors’ qualifying shares or other de minimis shareholdings required by law.

In the event that at the time of such Change of Control the terms of any Bank Indebtedness restrict or prohibit the repurchase of Senior Notes pursuant to this covenant, then prior to the mailing (or delivery) of the notice to holders provided for in the immediately following paragraph but in any event within 45 days following any Change of Control, the Issuers shall:

(1) repay in full all such Bank Indebtedness or, if doing so will allow the purchase of Senior Notes, offer to repay in full all such Bank Indebtedness and repay the Bank Indebtedness of each lender that has accepted such offer; or

(2) obtain the requisite consent under the agreements governing such Bank Indebtedness to permit the repurchase of the Senior Notes as provided for in the immediately following paragraph.

The Issuers’ failure to comply with such provisions or the provisions of the immediately following paragraph shall constitute an Event of Default described in clause (4) and not in clause (2) under “— Defaults” below.

Within 45 days following any Change of Control, except to the extent that the Issuers have exercised their right to redeem the Senior Notes by delivery of a notice of redemption as described under “— Optional Redemption,” or all conditions to such redemption have been satisfied or waived, the Issuers shall mail (or otherwise deliver in accordance with applicable DTC procedures) a notice (a “Change of Control Offer”) to each holder with a copy to the Trustee stating:

(1) that a Change of Control has occurred and that such holder has the right to require the Issuers to repurchase such holder’s Senior Notes at a repurchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date) (the “Change of Control Payment”);

(2) the circumstances and relevant facts and financial information regarding such Change of Control;

(3) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed or delivered) (the “Change of Control Payment Date”);

(4) the instructions determined by the Issuers, consistent with this covenant, that a holder must follow in order to have its Senior Notes purchased; and

(5) if applicable and such notice is mailed prior to the occurrence of a Change of Control, that such offer is conditioned on the occurrence of such Change of Control.

A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

In addition, the Issuers will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Senior Notes Indenture applicable to a Change of Control Offer made by the Issuers and purchases all Senior Notes validly tendered and not withdrawn under such Change of Control Offer.

On the Change of Control Payment Date, if the Change of Control shall have occurred, the Issuers will, to the extent lawful:

(1) accept for payment all Senior Notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Senior Notes so tendered;

(3) deliver or cause to be delivered to the Trustee an Officers’ Certificate stating the Senior Notes or portions of the Senior Notes being purchased by the Issuers in the Change of Control Offer;

(4) in the case of Global Senior Notes, deliver, or cause to be delivered, to the principal Paying Agent the Global Senior Notes in order to reflect thereon the portion of such Senior Notes or portions thereof that have been tendered to and purchased by the Issuers; and

(5) in the case of Definitive Registered Senior Notes, deliver, or cause to be delivered, to the relevant Registrar for cancellation all Definitive Registered Senior Notes accepted for purchase by the Issuers.

The Paying Agent will promptly mail (or otherwise deliver in accordance with applicable DTC procedures) to each holder of Senior Notes so tendered the Change of Control Payment for such Senior Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder of Senior Notes a new Senior Note equal in principal amount to the unpurchased portion of the Senior Notes surrendered, if any; provided, however, that each such new Senior Note will be in a principal amount that is at least $100,000 and integral multiples of $1,000 in excess thereof.

Senior Notes repurchased by the Issuers or an Affiliate pursuant to a Change of Control Offer will have the status of Senior Notes issued but not outstanding or will be retired and canceled at the option of the Issuers. Senior Notes purchased by an unaffiliated third party pursuant to the procedure described above will have the status of Senior Notes issued and outstanding.

The Issuers will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Senior Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

This Change of Control repurchase provision is a result of negotiations between RGHL, the Issuers and the Initial Purchasers. None of RGHL, BP I, BP II and the Issuers has any present intention to engage in a transaction involving a Change of Control, although it is possible that they could decide to do so in the future. Subject to the limitations discussed below, RGHL, BP I, BP II or any of the Restricted Subsidiaries, including the Issuers, could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Senior Notes Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the capital structure or credit rating of RGHL or its Restricted Subsidiaries, including the Issuers.

The occurrence of events that would constitute a Change of Control would require repayment of all amounts outstanding under the Senior Secured Credit Facilities and would trigger the requirement that we offer to purchase the Senior Secured Notes, the August 2011 Notes, the October 2010 Senior Notes, the October 2010 Senior Secured Notes, the May 2010 Notes, the 2009 Notes, the 2007 Senior Notes and the 2007 Senior Subordinated Notes at 101% of the principal amount thereof. Agreements and instruments with respect to future indebtedness that RGHL or any of its Subsidiaries may incur may contain prohibitions on certain events that would constitute a Change of Control or require such indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Issuers to repurchase the Senior Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Issuers. Finally, the Issuers’ ability to pay cash to the holders upon a repurchase may be limited by the Issuers’ then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. Neither RGHL nor any of its Restricted Subsidiaries are required to advance us funds to make any Change of Control Payment. See “Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — We may be unable to raise the funds necessary to finance the change of control repurchase offers required by the indentures governing the notes and similar requirements in the agreements governing our other indebtedness.”

The provisions under the Senior Notes Indenture relating to the Issuers’ obligation to make an offer to repurchase the Senior Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of outstanding Senior Notes.

Certain Covenants

Set forth below are summaries of certain covenants that are contained in the Senior Notes Indenture.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.  The Senior Notes Indenture provides that:

(1) each of BP I and BP II will not, and will not permit any Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock; and

(2) each of BP I and BP II will not permit any Restricted Subsidiaries (other than a Senior Note Guarantor) to issue any shares of Preferred Stock;

provided, however, that BP I and BP II may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Restricted Subsidiary may Incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock or issue shares of Preferred Stock, in each case if the Fixed Charge Coverage Ratio of BP I and BP II on a combined basis for the most recently ended four full fiscal quarters for which combined internal financial statements of BP I and BP II are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period; provided that the amount of Indebtedness that may be Incurred and Disqualified Stock or Preferred Stock that may be issued pursuant to the foregoing by Restricted Subsidiaries that are not the Issuers or Senior Note Guarantors shall not exceed $20.0 million at any one time outstanding.

The foregoing limitations will not apply to (collectively, “Permitted Debt”):

(a) the Incurrence by BP I, BP II or any Restricted Subsidiaries of Indebtedness under (i) the Credit Agreement and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) in an aggregate principal amount not to exceed (A) $3,855.0 million of term loan facilities, plus (B) €250.0 million of term loan facilities, plus (C) $120.0 million of revolving credit facilities and ancillary facilities that relate to revolving credit facilities, plus (D) €80.0 million of revolving credit facilities and ancillary facilities that relate to revolving credit facilities and (ii) Local Facility Agreements in an aggregate principal amount not to exceed €80.0 million;

(b) the Incurrence by the Issuers and the Senior Note Guarantors of Indebtedness represented by the Senior Notes (not including any Additional Senior Notes) and the Senior Note Guarantees;

(c) (i) Indebtedness existing on the Issue Date (other than Indebtedness described in clauses (a) and (b)) and (ii) the Incurrence by the Issuers and the Senior Secured Note Guarantors of Indebtedness represented by the Senior Secured Notes (not including any additional Senior Secured Notes) and the Senior Secured Note Guarantees;

(d) Indebtedness (including Capitalized Lease Obligations) Incurred by BP I, BP II or any Restricted Subsidiaries, Disqualified Stock issued by BP I, BP II or any Restricted Subsidiaries and Preferred Stock issued by any Restricted Subsidiaries to finance (whether prior to or within 270 days after) the purchase, lease, construction or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) and Indebtedness, Disqualified Stock or Preferred Stock of a Restricted Subsidiary that serves to refund, refinance or defease any of the foregoing; provided that the aggregate amount of all Indebtedness outstanding pursuant to this clause (d) shall not at any time exceed 2.0% of Total Assets;

(e) Indebtedness Incurred by BP I, BP II or any Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit and bank guarantees issued in the ordinary course of business, including without limitation letters of credit in respect of workers’ compensation claims, health, disability or other benefits to employees or former employees or their families or property, casualty or liability insurance or self-insurance, and letters of credit in connection with the maintenance of, or pursuant to the requirements of, environmental or other permits or licenses from governmental authorities, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims;

(f) Indebtedness arising from agreements of BP I, BP II or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred in connection with the Transactions or any other acquisition or disposition of any business, assets or a Subsidiary of BP I or BP II in accordance with the terms of the Senior Notes Indenture, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(g) Indebtedness of BP I or BP II to a Restricted Subsidiary; provided that, except in respect of intercompany current liabilities incurred in the ordinary course of business in connection with the cash management operations of BP I, BP II and the Restricted Subsidiaries, any such Indebtedness owed to a Restricted Subsidiary that is not one of the Issuers or a Senior Note Guarantor shall within 90 days of the Issue Date, to the extent legally permitted, be subordinated in right of payment to the obligations of the Issuers under the Senior Notes or the obligations of BP I under its Senior Note Guarantee, as applicable; provided further however, that any subsequent issuance or transfer of any Capital Stock or any other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to BP I, BP II or a Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien) shall be deemed, in each case, to be an Incurrence of such Indebtedness not permitted by this clause (g);

(h) shares of Preferred Stock of a Restricted Subsidiary issued to BP I, BP II or a Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary that holds such shares of Preferred Stock of another Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to BP I, BP II or a Restricted Subsidiary) shall be deemed, in each case, to be an issuance of shares of Preferred Stock not permitted by this clause (h);

(i) Indebtedness of a Restricted Subsidiary to BP I, BP II or another Restricted Subsidiary; provided that except in respect of intercompany current liabilities incurred in the ordinary course of business in connection with the cash management operations of BP I, BP II and the Restricted Subsidiaries, if a Senior Note Guarantor Incurs such Indebtedness to a Restricted Subsidiary that is not one of the Issuers or a Senior Note Guarantor, such Indebtedness shall within 90 days of the Issue Date, to the extent legally permitted, be subordinated in right of payment to the Senior Note Guarantee of such Senior Note

Guarantor; provided further that any subsequent issuance or transfer of any Capital Stock or any other event that results in any Restricted Subsidiary holding such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to BP I, BP II or another Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien) shall be deemed, in each case, to be an Incurrence of such Indebtedness not permitted by this clause (i);

(j) Hedging Obligations that are Incurred not for speculative purposes but (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the Senior Notes Indenture to be outstanding; (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges; or (3) for the purpose of fixing or hedging commodity price risk with respect to any commodity purchases or sales;

(k) obligations in respect of performance, bid, appeal and surety bonds and completion guarantees provided by BP I, BP II or any Restricted Subsidiary in the ordinary course of business or consistent with past practice;

(l) (i) any guarantee by BP I, BP II or a Restricted Subsidiary of Indebtedness or other obligations of BP I, BP II or any Restricted Subsidiaries so long as the Incurrence of such Indebtedness Incurred by BP I, BP II or such Restricted Subsidiary was not in violation of the terms of the Senior Notes Indenture or (ii) Indebtedness of BP I, BP II or any Restricted Subsidiary arising by reason of any Lien permitted to be granted or to subsist pursuant to “— Certain Covenants — Limitation on Liens” and so long as the Indebtedness secured by such Lien was not incurred in violation of the Senior Notes Indenture;

(m) the Incurrence by BP I, BP II or a Restricted Subsidiary of Indebtedness or Disqualified Stock or Preferred Stock of a Restricted Subsidiary, in either case, that serves to refund, refinance or defease any Indebtedness Incurred or Disqualified Stock or Preferred Stock issued as permitted under the first paragraph of this covenant or clauses (b), (c), (m) and (n) of this paragraph or any Indebtedness, Disqualified Stock or Preferred Stock Incurred to so refund or refinance such Indebtedness, Disqualified Stock or Preferred Stock, including any additional Indebtedness, Disqualified Stock or Preferred Stock Incurred to pay premiums (including tender premium), defeasance costs and fees in connection therewith (subject to the following proviso, “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness will be Refinancing Indebtedness if and to the extent it:

(1) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred that is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded, refinanced or defeased and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Indebtedness, Disqualified Stock and Preferred Stock being refunded or refinanced that were due on or after the date one year following the last maturity date of any Senior Notes then outstanding were instead due on such date one year following the last date of maturity of the Senior Notes (provided that any Refinancing Indebtedness Incurred in reliance on this subclause (1)(y) does not provide for any scheduled principal payments prior to the maturity date of the Senior Notes in excess of, or prior to, the scheduled principal payments due prior to such maturity for the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced or defeased);

(2) has a Stated Maturity that is not earlier than the earlier of (x) the Stated Maturity of the Indebtedness being refunded, refinanced or defeased or (y) 91 days following the maturity date of the Senior Notes;

(3) refinances (a) Indebtedness junior to the Senior Notes or any Senior Note Guarantee, such Refinancing Indebtedness is junior to the Senior Notes or the Senior Note Guarantee of such Senior Note Guarantor, as applicable, or (b) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness is Disqualified Stock or Preferred Stock; and

(4) does not include (x) Indebtedness of BP I, BP II or a Restricted Subsidiary that is not one of the Issuers or a Senior Note Guarantor that refinances, refunds or defeases Indebtedness of BP I, BP II, any Issuer or any Senior Note Guarantor, or (y) Indebtedness of BP I, BP II or a Restricted Subsidiary that refinances, refunds or defeases Indebtedness of an Unrestricted Subsidiary;

(n) Indebtedness, Disqualified Stock or Preferred Stock of (x) BP I, BP II or a Restricted Subsidiary Incurred to finance an acquisition, merger, consolidation or amalgamation or (y) Persons that constitutes Acquired Indebtedness; provided, however, that after giving effect to such acquisition or merger, consolidation or amalgamation, BP I or BP II would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant or the Fixed Charge Coverage Ratio of BP I and BP II on a combined basis would be greater than immediately prior to such acquisition or merger, consolidation or amalgamation;

(o) Indebtedness Incurred by a Receivables Subsidiary in a Qualified Receivables Financing that is not with recourse to BP I, BP II or any Restricted Subsidiary other than a Receivables Subsidiary (except for Standard Securitization Undertakings);

(p) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within five Business Days of its Incurrence;

(q) Indebtedness of BP I, BP II or any Restricted Subsidiary supported by a letter of credit or bank guarantee issued pursuant to the Credit Agreement, in a principal amount not in excess of the stated amount of such letter of credit;

(r) Indebtedness representing deferred compensation or other similar arrangements to employees and directors of BP I, BP II or any Restricted Subsidiary Incurred in the ordinary course of business or in connection with the Transactions (including as a result of the cancellation or vesting of outstanding options and other equity-based awards in connection therewith), an acquisition or any other Permitted Investment;

(s) Indebtedness of BP I, BP II or any Restricted Subsidiary consisting of (1) the financing of insurance premiums or (2) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(t) Indebtedness Incurred on behalf of, or representing Guarantees of Indebtedness of, joint ventures of BP I, BP II or any Restricted Subsidiary not in excess, at any one time outstanding, of 0.5% of Total Assets at the time of Incurrence;

(u) Indebtedness or Disqualified Stock of BP I, BP II or any Restricted Subsidiary and Preferred Stock of BP I, BP II or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount or liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and Incurred pursuant to this clause (u), does not exceed 4.25% of Total Assets at the time of Incurrence (subject to the third paragraph of this covenant, it being understood that any Indebtedness Incurred under this clause (u) shall cease to be deemed Incurred or outstanding for purposes of this clause (u) but shall be deemed Incurred for purposes of the first paragraph of this covenant from and after the first date on which BP I, BP II or the Restricted Subsidiary, as the case may be, could have Incurred such Indebtedness under the first paragraph of this covenant without reliance upon this clause (u));

(v) Indebtedness or Disqualified Stock of BP I, BP II or any Restricted Subsidiary and Preferred Stock of BP I, BP II or any Restricted Subsidiary not otherwise permitted hereunder and Refinancing Indebtedness thereof in an aggregate principal amount or liquidation preference not exceeding at any one time outstanding 200.0% of the net cash proceeds received by BP I, BP II and the Restricted Subsidiaries since immediately after the Issue Date from the issue or sale of Equity Interests or Subordinated Shareholder Funding of BP I, BP II or any direct or indirect parent entity of BP I or BP II (which proceeds are contributed to BP I, BP II or a Restricted Subsidiary) or cash contributed to the capital of BP I or BP II (in each case other than proceeds of Disqualified Stock or sales of Equity Interests to, or contributions received from, BP I, BP II or any of their respective Subsidiaries and other than in connection with the Transactions) as determined in accordance with clauses (2) and (3) of the definition of “Cumulative Credit” to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other Investments, payments or exchanges pursuant to the second paragraph of “— Certain Covenants — Limitation on Restricted Payments” or to make Permitted Investments (other than Permitted Investments specified in clauses (1) and (3) of the definition thereof);

(w) Indebtedness arising as a result of implementing composite accounting or other cash pooling arrangements involving solely BP I, BP II and the Restricted Subsidiaries or solely among Restricted Subsidiaries and entered into in the ordinary course of business and netting, overdraft protection and other arrangements among BP I, BP II, any Restricted Subsidiary and a bank arising under standard business terms of such bank at which BP I, BP II or any Restricted Subsidiary maintains an overdraft, cash pooling or other similar arrangement;

(x) Indebtedness consisting of Indebtedness issued by BP I, BP II or a Restricted Subsidiary to current or former officers, directors and employees thereof or any direct or indirect parent thereof, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of BP I, BP II or any of their direct or indirect parent companies to the extent described in clause (4) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Restricted Payments;”

(y) Indebtedness of BP I or any of its Restricted Subsidiaries consisting of obligations (including guarantees thereof) to repurchase equipment sold to customers or third party leasing companies pursuant to the terms of sale of such equipment in the ordinary course of business;

(z) without limiting clause (a) of this paragraph, Indebtedness under local overdraft and other local working capital facilities in an aggregate principal amount not to exceed €125.0 million; and

(aa) Indebtedness in the form of deferred payment obligations under any arrangement permitted by clause (12) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Restricted Payments.”

Notwithstanding the foregoing, none of the Issuers and any Senior Note Guarantors will Incur any Indebtedness as any Permitted Debt if the proceeds thereof are used, directly or indirectly, to refinance any Subordinated Indebtedness of such Issuer or any Senior Note Guarantor unless such Indebtedness shall be subordinated to the Senior Notes or the applicable Senior Note Guarantee to at least the same extent as such Subordinated Indebtedness.

For purposes of determining compliance with this covenant:

(1) in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (a) through (aa) above or is entitled to be Incurred pursuant to the first paragraph of this covenant, the Issuers shall, in their sole discretion, classify or reclassify, or later divide, classify or reclassify, such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) in any manner that complies with this covenant; provided, however, that (x) Indebtedness under the Credit Agreement outstanding on the Issue Date shall be deemed to have been Incurred pursuant to clause (a)(i) of Permitted Debt and the Issuers shall not be permitted to reclassify all or any portion of such Indebtedness under the Credit Agreement outstanding on the Issue Date and (y) the Issuers shall not be permitted to reclassify all or any portion of any Secured Indebtedness Incurred as Permitted Debt unless at the time of such reclassification the Issuers could secure such Secured Indebtedness pursuant to clause (6) of the definition of “Permitted Liens;” and

(2) the Issuers will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above, and in that connection shall be entitled to treat a portion of such Indebtedness as having been Incurred under the first paragraph above and thereafter the remainder of such Indebtedness having been Incurred under the second paragraph above.

Accrual of interest, the accretion of accreted value, the payment of interest or dividends in the form of additional Indebtedness, Disqualified Stock or Preferred Stock, as applicable, accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies will not be deemed to be an Incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant. Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness that is otherwise included in the determination of a particular amount of Indebtedness shall not be included in the determination of such amount of Indebtedness; provided that the Incurrence of the Indebtedness represented by such guarantee or letter of credit, as the case may be, was in compliance with this covenant.

For purposes of determining compliance with this covenant, (i) the Euro Equivalent of the principal amount of Indebtedness denominated in another currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first drawn, in the case of Indebtedness Incurred under a revolving credit facility; provided that (a) if such Indebtedness is Incurred to refinance other Indebtedness denominated in a currency other than euro, and such refinancing would cause the applicable euro-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such euro-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced; (b) the Euro Equivalent of the principal amount of any such Indebtedness outstanding on the Issue Date shall be calculated based on the relevant currency exchange rate in effect on the Issue Date; and (c) if any such Indebtedness is subject to a Currency Agreement with respect to the currency in which such Indebtedness is denominated covering principal, premium, if any, and interest on such Indebtedness, the amount of such Indebtedness and such interest and premium, if any, shall be determined after giving effect to all payments in respect thereof under such Currency Agreements and (ii) the U.S. Dollar Equivalent of the principal amount of Indebtedness denominated in another currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first drawn, in the case of Indebtedness Incurred under a revolving credit facility; provided that (a) if such Indebtedness is Incurred to refinance other Indebtedness denominated in a currency other than U.S. Dollars, and such refinancing would cause the applicable U.S. Dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. Dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced; (b) the U.S. Dollar Equivalent of the principal amount of any such Indebtedness outstanding on the Issue Date shall be calculated based on the relevant currency exchange rate in effect on the Issue Date; and (c) if any such Indebtedness is subject to a Currency Agreement with respect to the currency in which such Indebtedness is denominated covering principal, premium, if any, and interest on such Indebtedness, the amount of such Indebtedness and such interest and premium, if any, shall be determined after giving effect to all payments in respect thereof under such Currency Agreements.

Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that BP I, BP II and the Restricted Subsidiaries may Incur pursuant to this covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

For all purposes of the Senior Notes Indenture, (1) unsecured Indebtedness will not be treated as subordinated or junior to Secured Indebtedness merely because it is unsecured, (2) Senior Indebtedness will not be treated as subordinated or junior to any other Senior Indebtedness merely because it has junior priority with respect to the same collateral, (3) Indebtedness of such Person which is not guaranteed will not be treated as subordinated or junior to Indebtedness that is guaranteed merely because of such guarantee and (4) Indebtedness under any Secured Indebtedness will not be deemed to be subordinated because of the application of waterfall or other payment-ordering or collateral-sharing provisions affecting any such Secured Indebtedness.

Limitation on Restricted Payments.  The amount of our Cumulative Credit (as defined below) is calculated based on our net income since, and other transactions occurring from November 5, 2009 or October 1, 2009, as applicable.

The Senior Notes Indenture provides that BP I and BP II will not, and will not permit any Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any distribution on account of BP I’s, BP II’s or any Restricted Subsidiaries’ Equity Interests or pay any amounts in respect of Subordinated Shareholder Funding, including any payment made in connection with any merger, amalgamation or consolidation involving BP I or BP II (other than (A) dividends or distributions by BP I or BP II payable solely in Equity Interests (other than Disqualified Stock) of BP I or BP II or in Subordinated Shareholder Funding of BP I or BP II; (B) dividends or distributions payable to BP I, BP II or a Restricted Subsidiary or (C) in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Restricted Subsidiary, such dividends or distributions paid to minority shareholders, provided that BP I, BP II or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities (except to the extent non pro rata payments of such dividends or distributions are required by law or under the terms of any agreement in effect on the Issue Date));

(2) purchase or otherwise acquire or retire for value any Equity Interests of BP I, BP II or any direct or indirect parent of BP I or BP II, in each case held by Persons other than BP I, BP II or a Restricted Subsidiary;

(3) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment or scheduled maturity, any Subordinated Shareholder Funding, any Subordinated Indebtedness (including the 2007 Senior Subordinated Notes) of BP I, BP II, the Issuers or any Senior Note Guarantor (other than the payment, redemption, repurchase, defeasance, acquisition or retirement of (A) Subordinated Indebtedness (including the 2007 Senior Subordinated Notes) in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement and (B) any Subordinated Indebtedness between any of BP I, BP II and any Restricted Subsidiary or between any of the Restricted Subsidiaries); or

(4) make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(a) no Default shall have occurred and be continuing or would occur as a consequence thereof;

(b) immediately after giving effect to such transaction on a pro forma basis, BP I or BP II could Incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” and

(c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by BP I, BP II and the Restricted Subsidiaries after the RP Reference Date (and not returned or rescinded) (including Restricted Payments permitted by clauses (1), (4) (only to the extent of one-half of the amounts paid pursuant to such clause), (6) and (8) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the amount equal to the Cumulative Credit.

“Cumulative Credit” means the sum of (without duplication):

(1) 50% of the Consolidated Net Profit of BP I and BP II for the period (taken as one accounting period, the “Reference Period”) from the beginning of the fiscal quarter during which the RP Reference Date occurred to the end of the most recently ended fiscal quarter for which combined internal financial statements of BP I and BP II are available at the time of such Restricted Payment (or, in the case such Consolidated Net Profit for such period is a deficit, minus 100% of such deficit); plus

(2) 100% of the aggregate net proceeds, including cash and the Fair Market Value of property other than cash received by BP I or BP II after the RP Reference Date (other than net proceeds to the extent such net proceeds have been used to Incur Indebtedness, Disqualified Stock, or Preferred Stock pursuant to clause (v) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) from the issue or sale of Equity Interests of BP I or BP II or Subordinated Shareholder Funding to BP I or BP II (excluding Refunding Capital Stock (as defined below), Designated Preferred Stock, Excluded Contributions, and Disqualified Stock), including Equity Interests issued upon exercise of warrants or options (other than an issuance or sale to a Restricted Subsidiary); plus

(3) 100% of the aggregate amount of contributions to the capital of BP I or BP II received in cash and the Fair Market Value of property other than cash received after the RP Reference Date (other than Excluded Contributions, Refunding Capital Stock, Designated Preferred Stock, and Disqualified Stock and other than contributions to the extent such contributions have been used to Incur Indebtedness, Disqualified Stock, or Preferred Stock pursuant to clause (v) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”); plus

(4) the principal amount of any Indebtedness, or the liquidation preference or maximum fixed repurchase price, as the case may be, of any Disqualified Stock of BP I, BP II or any Restricted Subsidiary thereof issued after the RP Reference Date (other than Indebtedness or Disqualified Stock issued to a Restricted Subsidiary) which has been converted into or exchanged for Equity Interests in or Subordinated Shareholder Funding of BP I or BP II (other than Disqualified Stock) or any direct or indirect parent of BP I or BP II (provided in the case of any parent, such Indebtedness or Disqualified Stock is retired or extinguished); plus

(5) 100% of the aggregate amount received after the RP Reference Date by BP I, BP II or any Restricted Subsidiary in cash and the Fair Market Value of property other than cash received by BP I, BP II or any Restricted Subsidiary:

(A) from the sale or other disposition (other than to BP I, BP II or a Restricted Subsidiary and other than in connection with the Transactions) of Restricted Investments made after the Reference Date by BP I, BP II or the Restricted Subsidiaries and from repurchases and redemptions after the RP Reference Date of such Restricted Investments from BP I, BP II or the Restricted Subsidiaries by any Person (other than BP I, BP II or any Restricted Subsidiaries) and from repayments of loans or advances and releases of guarantees, which constituted Restricted Investments made after the RP Reference Date (other than in each case to the extent that the Restricted Investment was made pursuant to clause (7) or (10) of the succeeding paragraph),

(B) from the sale (other than to BP I, BP II or a Restricted Subsidiary) of the Capital Stock of an Unrestricted Subsidiary, or

(C) from a distribution or dividend from an Unrestricted Subsidiary; plus

(6) in the event any Unrestricted Subsidiary of BP I or BP II has been redesignated as a Restricted Subsidiary after the RP Reference Date or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, BP I, BP II or a Restricted Subsidiary after the RP Reference Date, the Fair Market Value (and, if such Fair Market Value exceeds $30.0 million, such Fair Market Value shall be set forth in a written resolution of a majority of the Board of Directors of BP I) of the Investment of BP I or BP II in such Unrestricted Subsidiary at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable), after taking into account any Indebtedness associated with the Unrestricted Subsidiary so designated or combined or any Indebtedness associated with the assets so transferred or conveyed (other than in each case to the extent that the designation of such Subsidiary as an Unrestricted Subsidiary was made pursuant to clause (7) or (10) of the next succeeding paragraph or constituted a Permitted Investment).

The foregoing provisions will not prohibit:

(1) the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Senior Notes Indenture;

(2) (a) the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Retired Capital Stock”) or Subordinated Indebtedness (including the 2007 Senior Subordinated Notes) or Subordinated Shareholder Funding of BP I, BP II, any direct or indirect parent of BP I, BP II or any Restricted Subsidiary in exchange for, or out of the proceeds of, the substantially concurrent sale of, Equity Interests or Subordinated Shareholder Funding of BP I, BP II or any direct or indirect parent of BP I or BP II or contributions to the equity capital of BP I or BP II (other than any Disqualified Stock or any Equity Interests sold to a Subsidiary of BP I or BP II) (collectively, including any such contributions, “Refunding Capital Stock”), and

(b) the declaration and payment of dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of BP I or BP II) of Refunding Capital Stock;

(3) the redemption, repurchase, defeasance or other acquisition or retirement of Subordinated Indebtedness (including the 2007 Senior Subordinated Notes) of BP I, BP II or any Senior Note Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of BP I, BP II or a Senior Note Guarantor which is Incurred in accordance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as:

(a) the principal amount (or accreted value, if applicable) of such new Indebtedness does not exceed the principal amount (or accreted value, if applicable), plus any accrued and unpaid interest, of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired for value (plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired, any tender premiums, and any defeasance costs, fees and expenses Incurred in connection therewith);

(b) such Indebtedness is subordinated to the Senior Notes or the related Senior Note Guarantee, as the case may be, at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, defeased, acquired or retired for value;

(c) such Indebtedness has a final scheduled maturity date equal to or later than the earlier of (x) the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired or (y) 91 days following the maturity date of the Senior Notes; and

(d) such Indebtedness has a Weighted Average Life to Maturity at the time Incurred that is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Subordinated Indebtedness being redeemed, repurchased, defeased, acquired or retired that were due on or after the date one year following the last maturity date of any Senior Notes then outstanding were instead due on such date one year following the last date of maturity of the Senior Notes (provided that in the case of this subclause (d)(y), such Indebtedness does not provide for any scheduled principal payments prior to the maturity date of the Senior Notes in excess of, or prior to, the scheduled principal payments due prior to such maturity for the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced or defeased);

(4) a Restricted Payment to pay for the purchase, repurchase, retirement, defeasance, redemption or other acquisition for value of Equity Interests of BP I, BP II or any direct or indirect parent of BP I or BP II held by any future, present or former employee, director or consultant of BP I, BP II or any direct or indirect parent of BP I or BP II or any Subsidiary of BP I or BP II pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement; provided, however, that the aggregate Restricted Payments made under this clause (4) do not exceed $5.0 million in any calendar year (with unused amounts in any calendar year being permitted to be carried over for the two succeeding calendar years subject to a maximum payment (without giving effect to the following proviso) of $10.0 million in any calendar year); provided further, however, that such amount in any calendar year may be increased by an amount not to exceed:

(a) the cash proceeds received by BP I, BP II or any Restricted Subsidiaries from the sale of Equity Interests (other than Disqualified Stock) of BP I, BP II or any direct or indirect parent of BP I or BP II (to the extent contributed to BP I or BP II) to members of management, directors or consultants of BP I, BP II and the Restricted Subsidiaries or any direct or indirect parent of BP I or BP II that occurs after the Reference Date (provided that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under clause (2) of the first paragraph under “— Certain Covenants — Limitation on Restricted Payments”); plus

(b) the cash proceeds of key man life insurance policies received by BP I, BP II or any direct or indirect parent of BP I or BP II (to the extent contributed to BP I or BP II) or the Restricted Subsidiaries after the Reference Date;

provided that the Issuers may elect to apply all or any portion of the aggregate increase contemplated by clauses (a) and (b) above in any calendar year;

(5) the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of BP I, BP II or any Restricted Subsidiaries issued or Incurred in accordance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(6) (a) the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Reference Date, (b) a Restricted Payment to any direct or indirect parent of BP I or BP II, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of any direct or indirect parent of BP I or BP II issued after the Reference Date and (c) the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph; provided, however, that, (x) for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is Preferred Stock, after giving effect to such issuance (and the payment of dividends or distributions) on a pro forma basis, BP I and BP II would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00 on a combined basis and (y) the aggregate amount of dividends declared and paid pursuant to (a) and (b) of this clause (6) does not exceed the net cash proceeds actually received by BP I and BP II from any such sale or issuance of Designated Preferred Stock (other than Disqualified Stock) issued after the Reference Date or contributed by Subordinated Shareholder Funding to BP I or BP II after the Reference Date;

(7) Investments in Unrestricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (7) that are at that time outstanding, not to exceed 1.0% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(8) the payment of dividends on BP I’s or BP II’s ordinary shares (or a Restricted Payment to any direct or indirect parent of BP I or BP II to fund the payment by such direct or indirect parent of BP I or BP II of dividends on such entity’s ordinary shares) of up to 6% per annum of the net proceeds received by BP I or BP II from any public offering of ordinary shares of BP I or BP II or any of their direct or indirect parents;

(9) Restricted Payments that are made with Excluded Contributions;

(10) other Restricted Payments in an aggregate amount not to exceed €50.0 million at the time made;

(11) the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to BP I, BP II or a Restricted Subsidiary by, Unrestricted Subsidiaries;

(12) Restricted Payments (a) to any direct or indirect parent of BP I or BP II in amounts required for such parent to pay national, state or local income taxes (as the case may be) imposed directly on such parent to the extent such income taxes are attributable to the income of BP I, BP II and the Restricted Subsidiaries (including, without limitation, by virtue of such parent being the common parent of a consolidated or combined tax group of which BP I, BP II or the Restricted Subsidiaries are members) or (b) to RGHL or any of its Affiliates relating to the transfer or surrender, in each case on arm’s-length terms, of any tax losses or other tax assets that can be used by BP I, BP II or a Restricted Subsidiary;

(13) the payment of dividends, other distributions or other amounts or the making of loans or advances or any other Restricted Payment, if applicable:

(a) in amounts required for any direct or indirect parent of BP I or BP II, if applicable, to pay fees and expenses (including franchise or similar taxes) required to maintain its corporate existence, customary salary, bonus and other benefits payable to, and indemnities provided on behalf of, officers, directors and employees of any direct or indirect parent of BP I or BP II, if applicable, and general corporate operating and overhead expenses (including without limitation compliance and reporting expenses) of any direct or indirect parent of BP I or BP II, if applicable, in each case to the extent such fees and expenses are attributable to the ownership or operation of BP I or BP II, if applicable, and their respective Subsidiaries; provided that for so long as such direct or indirect parent owns no material assets other than Equity Interests in BP I or BP II or any direct or indirect parent of BP I or BP II, such fees and expenses shall be deemed for purposes of this clause 13(a) to be attributable to such ownership or operation;

(b) in amounts required for any direct or indirect parent of BP I or BP II, if applicable, to pay interest and principal on Indebtedness the proceeds of which have been contributed to BP I, BP II or any Restricted Subsidiaries and that has been guaranteed by, or is otherwise considered Indebtedness of, BP I or BP II Incurred in accordance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” and

(c) in amounts required for any direct or indirect parent of BP I or BP II to pay fees and expenses, other than to Affiliates of BP I or BP II, related to any unsuccessful equity or debt offering of such parent.

(14) Restricted Payments used to fund the Transactions, the 2009 Post-Closing Reorganization and the payment of fees and expenses incurred in connection with the Transactions and the 2009 Post-Closing Reorganization (including as a result of the cancellation or vesting of outstanding options and other equity-based awards in connection therewith) as described in the Offering Circular (including payments made pursuant to the Acquisition Documents, the Reynolds Acquisition Documents, the Evergreen Acquisition Documents, the Pactiv Acquisition Document or the Reynolds Foodservice Acquisition Document, whether payable on the Issue Date or thereafter) or owed by BP I or BP II or any direct or indirect parent of BP I or BP II, as the case may be, or any Restricted Subsidiary to Affiliates for services rendered or goods sold, in each case to the extent permitted by the covenant described under “— Transactions with Affiliates;”

(15) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(16) purchases of receivables pursuant to a Receivables Repurchase Obligation in connection with a Qualified Receivables Financing and the payment or distribution of Receivables Fees;

(17) payments of cash, or dividends, distributions, advances or other Restricted Payments by BP I, BP II or any Restricted Subsidiary to allow the payment of cash in lieu of the issuance of fractional shares upon the exercise of options or warrants or upon the conversion or exchange of Capital Stock of any such Person;

(18) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness constituting Acquired Indebtedness or any other Subordinated Indebtedness (including the 2007 Senior Subordinated Notes) pursuant to the provisions similar to those described under the captions “— Change of Control” and “— Certain Covenants — Asset Sales,” provided that all Senior Notes tendered by holders of the Senior Notes in connection with a Change of Control or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value in accordance with the terms of the Senior Notes Indenture;

(19) payments or distributions to dissenting stockholders pursuant to applicable law or in connection with a consolidation, amalgamation, merger or transfer of all or Substantially All of the assets of BP I, BP II and the Restricted Subsidiaries, taken as a whole, that complies with the covenant described under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets;” provided that as a result of such consolidation, amalgamation, merger or transfer of assets, the Issuers shall have made a Change of Control Offer (if required by the Senior Notes Indenture) and that all Senior Notes tendered by holders in connection with such Change of Control Offer have been repurchased, redeemed or acquired for value; and

(20) Restricted Payments in an amount not to exceed an aggregate of €25.0 million made with the proceeds of the sale of Non-Strategic Land in accordance with the covenant described under “— Certain Covenants — Asset Sales;”

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (10), (11) and (20), no Default shall have occurred and be continuing or would occur as a consequence thereof.

BP II does not have any Subsidiaries, and all of BP I’s Subsidiaries, including the Issuers, are Restricted Subsidiaries. BP I and BP II will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by BP I, BP II and the Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation will only be permitted if a Restricted Payment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Dividend and Other Payment Restrictions Affecting Subsidiaries.  The Senior Notes Indenture provides that BP I and BP II will not, and will not permit any Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a) (i) pay dividends or make any other distributions to BP I, BP II or any Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits; or (ii) pay any Indebtedness owed to BP I, BP II or any Restricted Subsidiaries;

(b) make loans or advances to BP I, BP II or any Restricted Subsidiaries; or

(c) sell, lease or transfer any of its properties or assets to BP I, BP II or any Restricted Subsidiaries; except in each case for such encumbrances or restrictions existing under or by reason of:

(1) contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Senior Secured Credit Facilities, Local Facilities, local overdraft and other local working capital facilities, the Senior Secured Notes Indenture, the October 2010 Senior Indenture, the October 2010 Senior Secured Indenture, the May 2010 Indenture, the 2009 Indenture, 2007 Senior Note Indenture, the 2007 Senior Subordinated Notes Indenture, the 2007 Intercreditor Agreement, the First Lien Intercreditor Agreement, the Senior Secured Notes Security Documents, the October 2010 Security Documents, the 2009 Security Documents, the 2007 Notes Security Documents and the security documents with respect to the Senior Secured Credit Facilities and the Local Facilities;

(2) the Senior Notes Indenture, the Senior Notes (and Senior Note Guarantees thereof), any Currency Agreement, any agreement or instrument creating a Hedging Obligation and any other intercreditor agreements;

(3) applicable law or any applicable rule, regulation or order;

(4) any agreement or other instrument of a Person acquired by BP I, BP II or any Restricted Subsidiary which was in existence at the time of such acquisition (but not created in contemplation thereof or to provide all or any portion of the funds or credit support utilized to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired;

(5) contracts or agreements for the sale of assets, including any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(6) any Restricted Investment not prohibited by the covenant described under “— Certain Covenants — Limitation on Restricted Payments” and any Permitted Investment;

(7) restrictions on cash or other deposits or net worth imposed by regulatory authorities (including with respect to tax obligations and value-added taxes), in connection with deductions made for tax, pension, national insurance and other similar purposes or for the benefit of customers under contracts entered into in the ordinary course of business;

(8) customary provisions in joint venture agreements, similar agreements relating solely to such joint venture and other similar agreements entered into in the ordinary course of business;

(9) Capitalized Lease Obligations and purchase money obligations for property acquired in the ordinary course of business;

(10) customary provisions contained in leases (other than financing or similar leases), licenses and other similar agreements entered into in the ordinary course of business;

(11) any encumbrance or restriction of a Receivables Subsidiary effected in connection with a Qualified Receivables Financing; provided, however, that such restrictions apply only to such Receivables Subsidiary;

(12) any encumbrance or restriction arising pursuant to an agreement or instrument relating to any Indebtedness permitted to be Incurred subsequent to the Issue Date by the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” (i) if the encumbrances and restrictions contained in any such agreement or instrument taken as a whole are not materially less favorable to the holders of the Senior Notes than the encumbrances and restrictions contained in the Senior Secured Credit Facilities as of the Issue Date (as determined in good faith by the Issuers) or (ii) if such encumbrance or restriction is not materially more disadvantageous to the holders of the Senior Notes than is customary in comparable financings (as determined in good faith by the Issuers) and either (x) the Issuers determine that such encumbrance or restriction will not materially affect the Issuers’ ability to make principal or interest payments on the Senior Notes as and when they come due or (y) such encumbrance or restriction applies only if a default occurs in respect of a payment or financial covenant relating to such Indebtedness;

(13) any encumbrances or restrictions of the type referred to in clause (c) above existing by reason of any Lien permitted under the covenant described under “— Certain Covenants — Liens;”

(14) any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (13) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good-faith judgment of the Issuers, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; and

(15) restrictions on cash or other deposits or net worth imposed by customers under agreements entered into in the ordinary course of business.

For purposes of determining compliance with this covenant, (1) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on ordinary shares shall not be deemed a restriction on the ability to make distributions on Capital Stock and (2) the subordination of (or remedy bars in respect of) loans or advances made to BP I, BP II or a Restricted Subsidiary to other Indebtedness Incurred by BP I, BP II or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

Asset Sales.  The Senior Notes Indenture provides that BP I and BP II will not, and will not permit any Restricted Subsidiaries to, cause or make an Asset Sale, unless (x) BP I, BP II or any Restricted Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of, and (y) at least 75% of the consideration therefor received by BP I, BP II or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided that for purposes of clause (y) the amount of:

(a) any liabilities (as shown on BP I’s, BP II’s or such Restricted Subsidiary’s most recent balance sheet or in the notes thereto) of BP I, BP II or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Senior Notes or any Senior Note Guarantee) that are assumed by the transferee of any such assets,

(b) any notes or other obligations or other securities or assets received by BP I, BP II or such Restricted Subsidiary from such transferee that are converted by BP I, BP II or such Restricted Subsidiary into cash within 180 days of the receipt thereof (to the extent of the cash received), and

(c) any Designated Non-cash Consideration received by BP I, BP II or any Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed 1.25% of Total Assets at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value), shall be deemed to be Cash Equivalents for the purposes of this provision.

Within 12 months after BP I, BP II or any Restricted Subsidiary’s receipt of the Net Proceeds of any Asset Sale, BP I, BP II or such Restricted Subsidiary may apply the Net Proceeds from such Asset Sale, at its option:

(1) to repay (a) Obligations constituting Secured Indebtedness (and, if such Indebtedness repaid is under a revolving credit facility, to correspondingly reduce commitments with respect thereto), (b) Obligations constituting Senior Indebtedness (other than Secured Indebtedness) (and, if such Indebtedness repaid is under a revolving credit facility, to correspondingly reduce commitments with respect thereto); provided, however, that if any such Senior Indebtedness described in this clause (b) other than the Senior Notes are repaid with the Net Proceeds of any Asset Sale, the Issuers will equally and ratably reduce Obligations under the Senior Notes through open-market purchases (provided that such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders to purchase at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, the pro rata principal amount of Senior Notes or (c) Obligations constituting Indebtedness of a Restricted Subsidiary of BP I that is not an Issuer or a Senior Note Guarantor, in the case of each of clauses (a), (b) and (c), other than Indebtedness owed to RGHL or its Affiliates;

(2) to make an investment in any one or more businesses (provided that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of BP I if it is not already a Restricted Subsidiary of BP I), assets, or property or capital expenditures (including refurbishments), in each case used or useful in a Similar Business; or

(3) to make an investment in any one or more businesses (provided that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of BP I), properties or assets that replace the properties and assets that are the subject of such Asset Sale.

In the case of clauses (2) and (3) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment; provided that in the event such binding commitment is later canceled or terminated for any reason before such Net Proceeds are so applied, BP I, BP II or such Restricted Subsidiary enters into another binding commitment (a “Second Commitment”) within nine months of such cancellation or termination of the prior binding commitment; provided further that BP I, BP II or such Restricted Subsidiary may only enter into a Second Commitment under the foregoing provision one time with respect to each Asset Sale.

Pending the final application of any such Net Proceeds, BP I, BP II or such Restricted Subsidiary may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in any manner not prohibited by the Senior Notes Indenture. Any Net Proceeds from any Asset Sale that are not applied as provided and within the time period set forth in the immediately two preceding paragraphs (it being understood that any portion of such Net Proceeds used to make an offer to purchase Senior Notes, as described in clause (1) above, shall be deemed to have been invested whether or not such offer is accepted) will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds €20.0 million, the Issuers shall make an offer to all holders of Senior Notes (and, at the option of the Issuers, to holders of any Senior Indebtedness of an Issuer or Senior Note Guarantor or any other Indebtedness of a Restricted Subsidiary of BP I that is not an Obligor) (an “Asset Sale Offer”) to purchase on a pro rata basis the maximum principal amount of Senior Notes (and such Senior Indebtedness and other Indebtedness), that is at least $100,000 and an integral multiple of $1,000 that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof (or, in the event such Senior Indebtedness or other Indebtedness was issued with significant original issue discount, 100% of the accreted value thereof), plus accrued and unpaid interest and additional interest, if any (or, in respect of such Senior Indebtedness or other Indebtedness, such lesser price, if any, as may be provided for by the terms of such Senior Indebtedness or other Indebtedness), to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Senior Notes Indenture. The Issuers will commence an Asset Sale Offer with respect to Excess Proceeds within ten (10) Business Days after the date that Excess Proceeds exceed €20.0 million by mailing (or otherwise delivering in accordance with applicable DTC procedures) the notice required pursuant to the terms of the Senior Notes Indenture, with a copy to the Trustee. To the extent that the aggregate amount of Senior Notes (and such Senior Indebtedness or other Indebtedness) tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, BP I, BP II or such Restricted Subsidiary may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Senior Notes (and such Senior Indebtedness or other Indebtedness) surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Senior Notes to be purchased in the manner described below. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero. An Asset Sale Offer need not be made by the Issuers until the date that is 12 months after the date on which an Asset Sale is made, the proceeds of which, in aggregate with all funds not applied in accordance with this covenant or the subject of an Asset Sale Offer, exceed €20.0 million.

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws or regulations are applicable in connection with the repurchase of the Senior Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Senior Notes Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Senior Notes Indenture by virtue thereof.

If more Senior Notes (and such Senior Indebtedness or other Indebtedness) are tendered pursuant to an Asset Sale Offer than the Issuers are required to purchase, selection of such Senior Notes for purchase will be made by the Trustee on a pro rata basis, to the extent practicable and in compliance with the requirements of

DTC, and any stock exchange on which the Senior Notes are then admitted to trading; provided that no Senior Notes of $100,000 or less shall be purchased in part. Selection of such Senior Indebtedness or other Indebtedness will be made pursuant to the terms of such Senior Indebtedness or other Indebtedness.

An Asset Sale Offer insofar as it relates to the Senior Notes, will remain open for a period of not less than 20 Business Days following its commencement (the “Offer Period”). No later than five Business Days after the termination of the applicable Offer Period the Issuers will purchase the principal amount of the Senior Notes (and purchase or repay any relevant Senior Indebtedness or other Indebtedness required to be so purchased or repaid as set out above) validly tendered.

To the extent that any portion of the Net Proceeds payable in respect of the Senior Notes is denominated in a currency other than the currency in which the relevant Senior Notes are denominated, the amount payable in respect of such Senior Notes shall not exceed the net amount of funds in the currency in which such Senior Notes are denominated as is actually received by BP I, BP II or such Restricted Subsidiary upon converting the relevant portion of the Net Proceeds into such currency.

Notices of an Asset Sale Offer shall be mailed by first-class mail, postage prepaid (or otherwise delivered in accordance with applicable DTC procedures) at least 30 but not more than 60 days before the purchase date to each holder of Senior Notes at such holder’s registered address. If any Senior Note is to be purchased in part only, any notice of purchase that relates to such Senior Note shall state the portion of the principal amount thereof that has been or is to be purchased.

The provisions under the Senior Notes Indenture relating to the Issuers’ obligation to make an Asset Sale Offer may be waived or modified with the consent of a majority in principal amount of the Senior Notes.

In the event that an Asset Sale occurs at a time when the Issuers are prohibited from purchasing Senior Notes, the Issuers could seek the consent of their lenders to purchase the Senior Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuers do not obtain such a consent or repay such borrowings, the Issuers will remain prohibited from purchasing Senior Notes. In such case, the Issuers’ failure to purchase tendered Senior Notes would constitute an Event of Default under the Senior Notes Indenture that is likely, in turn, to constitute a default under the Issuers’ other Indebtedness.

Transactions with Affiliates.  The Senior Notes Indenture provides that BP I and BP II will not, and will not permit any Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuers (each of the foregoing, an “Affiliate Transaction”) involving aggregate consideration in excess of $15.0 million, unless:

(a) such Affiliate Transaction is on terms that are not materially less favorable to BP I, BP II or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by BP I, BP II or such Restricted Subsidiary with an unrelated Person; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $30.0 million, BP I or BP II delivers to the Trustee a resolution adopted in good faith by the majority of the Board of Directors of BP I or BP II, approving such Affiliate Transaction and set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (a) above.

An Affiliate Transaction shall be deemed to have satisfied the approval requirements set forth in the preceding paragraph if (i) such Affiliate Transaction is approved by a majority of the Disinterested Directors or (ii) in the event there are no Disinterested Directors, a fairness opinion is provided by an Independent Financial Advisor with respect to such Affiliate Transaction.

The foregoing provisions will not apply to the following:

(1) transactions between or among BP I, BP II or any Restricted Subsidiaries (or an entity that becomes a Restricted Subsidiary as a result of such transaction) or between or among Restricted Subsidiaries or any Receivables Subsidiary and any merger, consolidation or amalgamation of BP I, BP II and any direct parent of BP I or BP II; provided that such parent shall have no material liabilities and no material assets other than cash, Cash Equivalents and the Capital Stock of BP I and BP II and such merger, consolidation or amalgamation is otherwise in compliance with the terms of the Senior Notes Indenture and effected for a bona fide business purpose;

(2) Restricted Payments permitted by the provisions of the Senior Notes Indenture described above under the covenant “— Certain Covenants — Limitation on Restricted Payments” and Permitted Investments;

(3) the entering into of any agreement (and any amendment or modification of any such agreement) to pay, and the payment of, annual management, consulting, monitoring and advisory fees to Rank in an aggregate amount in any fiscal year not to exceed 1.5% of EBITDA of BP I, BP II and the Restricted Subsidiaries for the immediately preceding fiscal year, plus out-of-pocket expense reimbursement;

(4) the payment of reasonable and customary fees and reimbursement of expenses paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of BP I, BP II or any Restricted Subsidiary or any direct or indirect parent of BP I or BP II;

(5) payments by BP I, BP II or any Restricted Subsidiaries to Rank made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with the Transactions, acquisitions or divestitures, which payments are (x) made pursuant to the agreements with Rank described in the Offering Circular under the caption “Shareholders and Related Party Transactions” or (y) approved by a majority of the Board of Directors of BP I or BP II in good faith;

(6) transactions in which BP I, BP II or any Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to BP I, BP II or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (a) of the preceding paragraph;

(7) payments or loans (or cancellation of loans) to directors, employees or consultants which are approved by a majority of the Board of Directors of BP I or BP II in good faith;

(8) any agreement as in effect as of the Issue Date or any amendment thereto (so long as any such agreement together with all amendments thereto, taken as a whole, is not more disadvantageous to the holders of the Senior Notes in any material respect than the original agreement as in effect on the Issue Date) or any transaction contemplated thereby as determined in good faith by senior management or the Board of Directors of BP I or BP II;

(9) the existence of, or the performance by BP I, BP II or any Restricted Subsidiaries of its obligations under the terms of, the Acquisition Documents, the Reynolds Acquisition Documents, the Evergreen Acquisition Documents, the Pactiv Acquisition Document, the Reynolds Foodservice Acquisition Document, the Credit Agreement Documents, the First Lien Intercreditor Agreement, the 2007 Intercreditor Agreement, any other intercreditor agreements, any shareholders’ agreement, (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date or any other agreement or arrangement in existence on the Issue Date or described in the Offering Circular and, in each case, any amendment thereto or similar transactions, agreements or arrangements which it may enter into thereafter; provided, however, that the existence of, or the performance by BP I, BP II or any Restricted Subsidiaries of its obligations under, any future amendment to any such existing transaction, agreement or arrangement or under any similar transaction, agreement or arrangement entered into after the Issue Date shall only be permitted by this clause (9) to the extent that the terms of any such existing transaction, agreement or arrangement together with all amendments thereto, taken as a whole, or new transaction, agreement or arrangement are not otherwise more disadvantageous to the holders of the Senior Notes in any material respect than the original transaction, agreement or arrangement as in effect on the Issue Date;

(10) the execution of the Transactions, the 2009 Post-Closing Reorganization and the payment of all fees and expenses, bonuses and awards related to the Transactions, including fees to Rank, that are described in the Offering Circular or contemplated by the Acquisition Documents, the Reynolds Acquisition Documents, the Evergreen Acquisition Documents, the Pactiv Acquisition Document, the Reynolds Foodservice Acquisition Document or by any of the other documents related to the Transactions;

(11) (a) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, or transactions otherwise relating to the purchase or sale of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Senior Notes Indenture, which are fair to BP I, BP II and the Restricted Subsidiaries in the reasonable determination of the Board of Directors or the senior management of BP I or BP II, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party or (b) transactions with joint ventures or Unrestricted Subsidiaries entered into in the ordinary course of business;

(12) any transaction effected as part of a Qualified Receivables Financing or a Financing Disposition;

(13) the issuance of Equity Interests (other than Disqualified Stock) of BP I or BP II or Subordinated Shareholder Funding to any Person;

(14) the issuance of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding or entering into of employment arrangements, stock option and stock ownership plans or similar employee benefit plans approved by the Board of Directors of BP I or BP II or any direct or indirect parent of BP I or BP II or of a Restricted Subsidiary of BP I or BP II, as appropriate;

(15) the entering into and performance of any tax sharing agreement or arrangement and any payments permitted by clause (12) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Restricted Payments;”

(16) any contribution to the capital of BP I or BP II;

(17) transactions permitted by, and complying with, the provisions of the covenant described under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets;”

(18) transactions between BP I, BP II or any Restricted Subsidiaries and any Person, a director of which is also a director of BP I, BP II or any direct or indirect parent of BP I or BP II; provided, however, that such director abstains from voting as a director of BP I, BP II or such direct or indirect parent, as the case may be, on any matter involving such other Person;

(19) pledges of Equity Interests of Unrestricted Subsidiaries;

(20) the formation and maintenance of any consolidated or combined group or subgroup for tax, accounting or cash pooling or management purposes in the ordinary course of business;

(21) any employment agreements entered into by BP I, BP II or any Restricted Subsidiaries in the ordinary course of business; and

(22) intercompany transactions undertaken in good faith (as certified by a responsible financial or accounting officer of BP I or BP II in an Officers’ Certificate) for the purpose of improving the consolidated tax efficiency of BP I, BP II and their respective Subsidiaries and not for the purpose of circumventing any covenant set forth in the Senior Notes Indenture.

Liens.  The Senior Notes Indenture provides that BP I and BP II will not, and will not permit any Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien on any asset or property of BP I, BP II or such Restricted Subsidiary (including Capital Stock or Indebtedness of a Restricted Subsidiary), whether owned on the Issue Date or acquired thereafter, or any interest therein or any income, profits or proceeds therefrom securing any Indebtedness (an “Initial Lien”), except Permitted Liens; provided, however, that any Lien on such property or assets will be permitted notwithstanding that it is not a Permitted Lien if the Senior Notes and Senior Note Guarantees are equally and ratably secured with (or on a senior basis to, in the case of obligations subordinated in right of payment to the Senior Notes or the Senior Note Guarantees), the obligations so secured until such time as such obligations are no longer secured by a Lien.

Any Lien created for the benefit of the holders pursuant to this covenant will provide by its terms that such Lien will be automatically and unconditionally released and discharged (a) upon the release and discharge of the Initial Lien, (b) upon the sale or other disposition of the assets subject to such Initial Lien (or the sale or other disposition of the Person that owns such assets) in compliance with the terms of the Senior Notes Indenture, (c) upon the designation of a Restricted Subsidiary whose property or assets secure such Initial Lien as an Unrestricted Subsidiary in accordance with the terms of the Senior Notes Indenture, (d) following an Event of Default under the Senior Notes Indenture or an event of default under any other Indebtedness secured by the collateral securing such Indebtedness, pursuant to an enforcement action, if required, in accordance with the terms of any applicable intercreditor agreement or (e) upon the effectiveness of any defeasance or satisfaction and discharge of the Senior Notes as specified in the Senior Notes Indenture.

Reports and Other Information.  Notwithstanding that RGHL or the Issuers may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, RGHL (and the Issuers) will file with the SEC (and provide the Trustee and holders of the Senior Notes with copies thereof, without cost to each holder, within 15 days after it files them with the SEC),

(1) within the time period specified in the SEC’s rules and regulations, annual reports on Form 20-F (or any successor or comparable form applicable to RGHL or the Issuers within the time period for non-accelerated filers to the extent such term is applicable to such form) containing the information required to be contained therein (or required in such successor or comparable form); provided, however, that, prior to the filing of the Senior Notes Exchange Offer Registration Statement or the Senior Notes Shelf Registration Statement, as the case may be, such report shall not be required to contain any certification required by any such form or by law,

(2) within 60 days after the end of each fiscal quarter other than the fourth fiscal quarter of any year, the information that would be required by a report on Form 10-Q (or any successor or comparable form applicable to RGHL or the Issuers) (which information, if RGHL and the Issuers are not required to file reports on Form 10-Q, will be filed on Form 6-K (or any successor or comparable form applicable to RGHL or the Issuers)); provided, however, that prior to the filing of the Senior Notes Exchange Offer Registration Statement or the Senior Notes Shelf Registration Statement, as the case may be, such report shall not be required to contain any certification required by any such form or by law, and

(3) promptly from time to time after the occurrence of an event required to be reported on Form 8-K (or any successor or comparable form applicable to RGHL or the Issuers), the information that would be required by a Form 8-K (or any successor or comparable form applicable to RGHL or the Issuers) (which information, if RGHL and the Issuers are not required to file reports on Form 8-K will be filed on Form 6-K (or any successor or comparable form applicable to RGHL or the Issuers));

provided, however, that RGHL (and the Issuers) shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event RGHL (or the Issuers) will post the reports specified in the first sentence of this paragraph on its website within the time periods that would apply if RGHL were required to file those reports with the SEC. In addition, RGHL will make available such information to prospective purchasers of Senior Notes, in addition to providing such information to the Trustee and the holders of the Senior Notes, in each case within 15 days after the time RGHL would be required to file such information with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act. Notwithstanding the foregoing, RGHL and the Issuers may satisfy the foregoing reporting requirements (i) prior to the filing with the SEC of the Senior Notes Exchange Offer Registration Statement, or if the Senior Notes Exchange Offer Registration Statement is not filed within the applicable time limits pursuant to the Senior Notes Registration Rights Agreement, the Senior Notes Shelf Registration Statement, by providing the Trustee and the noteholders with (x) substantially the same information as would be required to be filed with the SEC by RGHL and the Issuers on Form 20-F (or any successor or comparable form applicable to RGHL or the Issuers) if they were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act within 90 days after the end of the applicable fiscal year and (y) substantially the same information as would be required to be filed with the SEC by RGHL and the Issuers on Form 10-Q (or any successor or comparable form applicable to RGHL or the Issuers) if they were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act within 60 days after the end of the applicable fiscal quarter and (ii) after filing with the SEC the Senior Notes Exchange Offer Registration Statement, or if the Senior Notes Exchange Offer Registration Statement is not filed within the applicable time limits pursuant to the Senior Notes Registration Rights Agreement, the Senior Notes Shelf Registration Statement, but prior to the effectiveness of the Senior Notes Exchange Offer Registration Statement or Senior Notes Shelf Registration Statement, by publicly filing with the SEC the Senior Notes Exchange Offer Registration Statement or Senior Notes Shelf Registration Statement, to the extent any such registration statement contains substantially the same information as would be required to be filed by RGHL and the Issuers if they were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, and by providing the Trustee and the noteholders with such registration statement (and amendments thereto) promptly following the filing with the SEC thereof.

Notwithstanding the foregoing, the annual reports, information, documents and other reports filed with the SEC will include all of the information, with respect to the financial condition and results of operations of BP I and BP II on a combined basis separate from the financial condition and results of operations from RGHL on a consolidated basis, that RGHL, BP I and BP II are required to include in information, documents and other reports made available pursuant to the 2009 Indenture (such information, the “Required Financial Information”). If RGHL’s, BP I’s or BP II’s obligations to provide the Required Financial Information shall cease to be in full force and effect, RGHL, BP I and BP II shall make available to the Trustee and the noteholders information substantially equivalent to the Required Financial Information as if their obligations to provide such information under the 2009 Indenture remained in full force and effect.

Notwithstanding the foregoing, RGHL will be deemed to have furnished such reports referred to above to the Trustee and the holders of the Senior Notes if RGHL has filed such reports with the SEC via the EDGAR filing system and such reports are publicly available.

The Senior Notes Indenture also provides that, so long as any of the Senior Notes remain outstanding and during any period during which BP I or the Issuers are not subject to Section 13 or 15(d) of the Exchange Act, or otherwise permitted to furnish the SEC with certain information pursuant to Rule 12g 3-2(b) of the Exchange Act, each Issuer will make available to the holders of the Senior Notes and to prospective investors, upon their request, the information required to be delivered by Rule 144A(d)(4) under the Securities Act.

Future Senior Note Guarantors.  The Senior Notes Indenture provides that each Restricted Subsidiary (unless such Subsidiary is an Issuer, a Senior Note Guarantor or a Receivables Subsidiary) that guarantees, assumes or in any other manner becomes liable with respect to (a) any Indebtedness under any Credit Agreement or (b) any Public Debt (including any proceeds loans or other intercompany loans in respect thereof) of BP I, BP II, an Issuer or any Senior Note Guarantor, in each case, will execute and deliver to the

Trustee a supplemental indenture pursuant to which such Restricted Subsidiary will guarantee payment of the Senior Notes; provided that notwithstanding the foregoing:

(a) each Restricted Subsidiary incorporated or otherwise organized under the laws of Austria shall only be required to enter into its respective Senior Note Guarantee within 135 days following the Issue Date (or on such later date as may be permitted by the Applicable Representative in its sole discretion);

(b) the Thai Guarantor (as defined below) shall only be required to enter into its Senior Note Guarantee as described below under the caption “— Certain Covenants — Bank of Thailand Approval and Thai Business Permit;”

(c) with respect to any Restricted Subsidiary not referred to in clauses (a) or (b) above, to the extent the foregoing obligation is triggered by Indebtedness or Public Debt existing as of the Issue Date, the relevant Restricted Subsidiary shall only be required to enter into its respective Senior Note Guarantee as soon as reasonably practicable following the Issue Date;

(d) no Senior Note Guarantee shall be required as a result of any Indebtedness or guarantee of Indebtedness that existed at the time such Person became a Restricted Subsidiary if the Indebtedness or guarantee was not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary;

(e) if such Indebtedness is by its terms expressly subordinated to the Senior Notes or any Senior Note Guarantee, any such assumption, guarantee or other liability of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated to such Restricted Subsidiary’s Senior Note Guarantee of the Senior Notes at least to the same extent as such Indebtedness is subordinated to the Senior Notes or any other senior guarantee;

(f) no Senior Note Guarantee shall be required as a result of any guarantee given to a bank or trust company incorporated in any member state of the European Union as of the date of the Senior Notes Indenture or any commercial banking institution that is a member of the US Federal Reserve System (or any branch, Subsidiary or Affiliate thereof), in each case having combined capital and surplus and undivided profits of not less than $500.0 million, whose debt has a rating, at the time such guarantee was given, of at least A or the equivalent thereof by S&P and at least A2 or the equivalent thereof by Moody’s, in connection with the operation of cash management programs established for BP I’s and BP II’s benefit or that of any Restricted Subsidiary;

(g) no Senior Note Guarantee shall be required from a US Controlled Foreign Subsidiary or a Financial Assistance Restricted Subsidiary;

(h) no Senior Note Guarantee shall be required if such Senior Note Guarantee could reasonably be expected to give rise to or result in (x) personal liability for, or material risk of personal liability for, the officers, directors or shareholders of BP I, BP II, any parent of BP I or BP II or any Restricted Subsidiary, (y) any violation of, or material risk of violation of, applicable law that cannot be avoided or otherwise prevented through measures reasonably available to BP I, BP II or any such Restricted Subsidiary, including, for the avoidance of doubt, “whitewash” or similar procedures or (z) any significant cost, expense, liability or obligation (including with respect of any Taxes) other than reasonable out-of-pocket expenses and other than reasonable expenses Incurred in connection with any governmental or regulatory filings required as a result of, or any measures pursuant to clause (y) undertaken in connection with, such Senior Note Guarantee, which cannot be avoided through measures reasonably available to BP I, BP II or any such Restricted Subsidiary; and

(i) each such Senior Note Guarantee will be limited as necessary to recognize certain defenses generally available to guarantors (including those that relate to fraudulent conveyance or transfer, voidable preference, financial assistance, corporate purpose, capital maintenance or similar laws, regulations or defenses affecting the rights of creditors generally) or other considerations under applicable law.

The Senior Note Guarantees shall be released in accordance with the provisions of the Senior Notes Indenture described under “— Senior Note Guarantees.”

Bank of Thailand Approval and Thai Business Permit.  The Senior Notes Indenture provides that, within 45 days after February 1, 2011 (or on such later date as may be permitted by the Applicable Representative in its sole discretion) SIG Combibloc Limited (Thailand) (the “Thai Guarantor”) shall apply to the Bank of Thailand for, and use commercially reasonable efforts to obtain, in-principle approval for the remittance of any foreign currency sum pursuant to the Thai Guarantor’s obligation to make any payment under the Thai Senior Note Guarantee (as defined below).

If such Bank of Thailand in-principle approval is received, the Thai Guarantor shall promptly apply for, and shall use commercially reasonable efforts to obtain, the requisite permit under the Alien Business Act B.E. 2542 from the Director-General of the Department of Business Development, Ministry of Commerce of Thailand (the “Thai Business Permit”) permitting the Thai Guarantor to provide a guarantee for payment of the Senior Notes (the “Thai Senior Note Guarantee”).

Notwithstanding the provisions set forth under “— Certain Covenants — Future Senior Note Guarantors,” but subject to the exceptions to the requirement to provide a Senior Note Guarantee contained therein, the Thai Guarantor shall execute and deliver to the Trustee a supplemental indenture pursuant to which it will guarantee payment of the Senior Notes within 60 days of obtaining its Thai Business Permit (or on such later date as may be permitted by the Applicable Representative in its sole discretion), but in any event not earlier than the date on which the Thai Guarantor enters into or confirms its guarantee with respect to the Indebtedness incurred as incremental term loan borrowings under the Senior Secured Credit Facilities in connection with the Pactiv Acquisition, provided that at such time it would, but for the provisions of this section, be required to grant a Senior Note Guarantee under the terms of the section “— Certain Covenants — Future Senior Note Guarantors” above.

In addition, in respect of any in-principle approval of the Bank of Thailand granted to the Thai Guarantor, the Thai Guarantor agrees to: (i) when it is required to remit the foreign currency sum pursuant to its obligation of payment under the Thai Senior Note Guarantee, comply with the Bank of Thailand’s requirements set out in such in-principle approval for obtaining the final approval of the Bank of Thailand for the remittance of such sum (to the full amount of its guarantee obligations), within the time limits specified by the Bank of Thailand (if any); (ii) if such in-principle approval has an expiry date, apply for the renewal or extension of such approval prior to the expiry date of such approval, so long as any of the obligations under the Thai Senior Note Guarantee are outstanding; and (iii) comply with the conditions set out in the final approval (if any) to allow the Thai Guarantor to remit the approved foreign currency sum (to the fullest extent) for the payment under the Thai Senior Note Guarantee.

Limitation on the US Issuers.  Notwithstanding anything contained in the Senior Notes Indenture to the contrary, neither of the US Issuers will, directly or indirectly, own or acquire any Equity Interests in a US Controlled Foreign Subsidiary.

Limitation on Ownership of Foreign Subsidiaries.  No Foreign Subsidiary of RGHL shall also be a Subsidiary of a Domestic Subsidiary of RGHL unless such Domestic Subsidiary is a disregarded entity for US tax purposes; provided, however, that such limitation shall not apply to (x) any Foreign Subsidiary of RGHL that is a Subsidiary of SIG Combibloc Inc., Closure Systems International Inc., Closure Systems Mexico Holdings LLC, CSI Mexico LLC, Pactiv Corporation or Pactiv International Holdings, Inc. as of the Issue Date, (y) any Foreign Subsidiary of a Domestic Subsidiary at the time such Domestic Subsidiary becomes a Subsidiary of RGHL (provided, however, that such Foreign Subsidiary did not become a Subsidiary of such Domestic Subsidiary in connection with, or in contemplation of, such Domestic Subsidiary becoming a Subsidiary of RGHL) or (z) any Foreign Subsidiary that is not a US Controlled Foreign Subsidiary.

Fiscal Year.  Each Issuer at all times will have the same fiscal year as BP I and BP II and RGHL.

Limitations on Amendment of 2007 Senior Subordinated Notes.  Except with the consent of the Holders of a majority in outstanding aggregate principal amount of the Senior Notes, BP II and the Obligors will not amend the 2007 Senior Subordinated Note Indenture or the notes and guarantees in respect of the foregoing if such amendment would result in any of the following:

(a) the principal obligor in respect of the 2007 Senior Subordinated Notes not being either RGHL or BP II;

(b) except as may be otherwise permitted under the Senior Notes Indenture under “Certain Covenants — Future Senior Note Guarantors,” any Restricted Subsidiary other than a Senior Note Guarantor or an Issuer guaranteeing the 2007 Senior Subordinated Notes; or

(c) the terms of the 2007 Senior Subordinated Notes relating to subordination being materially less favorable overall to the Holders.

Covenant Suspension.  If (i) the Senior Notes have Investment Grade Ratings from both Rating Agencies, and the Issuers have delivered written notice of such Investment Grade Ratings to the Trustee, and (ii) no Default has occurred and is continuing under the Senior Notes Indenture, then, beginning on that day, BP I, BP II and the Restricted Subsidiaries will not be subject to the covenants (and related defaults) specifically listed under the following captions in this “Description of the Senior Notes” section of the Offering Circular (the “Suspended Covenants”):

(1) “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(2) “— Limitation on Restricted Payments;”

(3) “— Dividend and Other Payment Restrictions Affecting Subsidiaries;”

(4) “— Asset Sales;”

(5) “— Transactions with Affiliates;”

(6) “— Future Senior Note Guarantors;”

(7) clause (4) of the first paragraph of “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets;” and

(8) “— Change of Control.”

In the event that BP I, BP II and the Restricted Subsidiaries are not subject to the Suspended Covenants under the Senior Notes Indenture for any period of time as a result of the foregoing, and on any subsequent date one or both of the Rating Agencies (a) withdraw their Investment Grade Rating or downgrade the rating assigned to the Senior Notes below an Investment Grade Rating or (b) BP I, BP II or any of their Affiliates enters into an agreement to effect a transaction that would result in a breach of a Suspended Covenant if not so suspended and one or more of the Rating Agencies indicate that if consummated, such transaction (alone or together with any related recapitalization or refinancing transactions) would cause such Rating Agency to withdraw its Investment Grade Rating or downgrade the ratings assigned to the Senior Notes below an Investment Grade Rating, then BP I, BP II and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants under the Senior Notes Indenture. Such covenants will not, however, be of any effect with regard to the actions of BP I, BP II and the Restricted Subsidiaries properly taken during the continuance of the covenant suspension and the covenant described under “— Limitation on Restricted Payments” shall be interpreted as if it had been in effect since the Reference Date except that no Default will be deemed to have occurred and will not occur solely by reason of a Restricted Payment made during the covenant suspension.

During the continuance of the covenant suspension, no Restricted Subsidiary may be designated as an Unrestricted Subsidiary.

There can be no assurance that the Senior Notes will ever achieve or maintain Investment Grade Ratings.

Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets

The Senior Notes Indenture provides that each of BP I, BP II and each of the Issuers may not, directly or indirectly, consolidate, amalgamate or merge with or into or wind up or convert into (whether or not BP I, BP II or any Issuer, as applicable, is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or Substantially All of its properties or assets in one or more related transactions, to any Person unless:

(1) BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable, is the surviving person or the Person formed by or surviving any such consolidation, amalgamation, merger, winding up or conversion (if other than BP I, BP II, the US Issuer I, the US Issuer II, or the Luxembourg Issuer, as applicable) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of any member state of the European Union that was a member state on January 1, 2004, the United States, the District of Columbia, or any state or territory thereof, or New Zealand (BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable, or such Person, as the case may be, being herein called the “Successor Company”); provided that in the case where the surviving Person is not a corporation, a co-obligor of the Senior Notes is a corporation;

(2) the Successor Company (if other than BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable) expressly assumes all the obligations of BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable, under its Senior Note Guarantee (if applicable) and the Senior Notes Indenture pursuant to supplemental indentures or other documents or instruments in form and substance satisfactory to the Trustee;

(3) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

(4) immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period (and treating any Indebtedness which becomes an obligation of the Successor Company or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), either:

(a) the Successor Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” or

(b) the Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be greater than such ratio for BP I, BP II and the Restricted Subsidiaries immediately prior to such transaction;

(5) if the Successor Company is not BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable, the Issuers and each Senior Note Guarantor, unless it is the other party to the transactions described above, shall have by supplemental indenture confirmed that its obligations under the Senior Notes Indenture, Senior Notes and Senior Note Guarantee, as applicable, shall apply to such Person’s obligations under the Senior Notes Indenture, the Senior Notes and Senior Note Guarantee; and

(6) the Issuers shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, amalgamation or transfer and such supplemental indentures (if any) comply with the Senior Notes Indenture, provided that in giving such opinion such counsel may rely on an Officers’ Certificate as to compliance with the foregoing clauses (3) and (4) and as to any matters of fact.

The Successor Company (if other than BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable) will succeed to, and be substituted for, BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable, under the applicable Senior Note Guarantee (if applicable) and the Senior Notes Indenture, and in such event BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable, will automatically be released and discharged from its obligations under the applicable Senior Note Guarantee and the Senior Notes Indenture. Notwithstanding the foregoing clauses (3) and (4), (a) any Restricted Subsidiary (other than an Issuer) may merge, consolidate or amalgamate with or transfer all or part of its properties and assets to BP I, BP II or to another Restricted Subsidiary, and (b) BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer may merge, consolidate or amalgamate with an Affiliate incorporated solely for the purpose of reincorporating BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer in a member state of (or in another member state of) the European Union that was a member state on January 1, 2004, the United States, the District of Columbia, or any state or territory thereof, or New Zealand or may convert into a limited liability company, so long as the amount of Indebtedness of BP I, BP II and the Restricted Subsidiaries is not increased thereby. The provisions set forth in this “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among BP I, BP II and the Restricted Subsidiaries.

The Senior Notes Indenture further provides that, subject to certain limitations in the Senior Notes Indenture governing release of a Senior Note Guarantee upon the sale or disposition of a Restricted Subsidiary that is a Senior Note Guarantor, no Senior Note Guarantor (other than RGHL) will, and BP I and BP II will not permit any Senior Note Guarantor (other than RGHL) to, consolidate, amalgamate or merge with or into or wind up into (whether or not such Senior Note Guarantor is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or Substantially All of its properties or assets in one or more related transactions to, any Person unless:

(1) either (a) such Senior Note Guarantor is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than such Senior Note Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of any member state of the European Union that was a member state on January 1, 2004, the United States, the District of Columbia, or any state or territory thereof or New Zealand (such Senior Note Guarantor or such Person, as the case may be, being herein called the “Successor Senior Note Guarantor”), and the Successor Senior Note Guarantor (if other than such Senior Note Guarantor) expressly assumes all the obligations of such Senior Note Guarantor under the Senior Notes Indenture and such Senior Note Guarantor’s Senior Note Guarantee pursuant to a supplemental indenture or other documents or instruments in form satisfactory to the Trustee, or (b) if such sale or disposition or consolidation, amalgamation or merger is with a Person other than BP I, BP II or any Restricted Subsidiary, such sale or disposition or consolidation, amalgamation or merger is not in violation of the covenant described above under the caption “— Certain Covenants — Asset Sales;” and

(2) the Successor Senior Note Guarantor (if other than such Senior Note Guarantor) shall have delivered or caused to be delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger or transfer and such supplemental indenture (if any) comply with the Senior Notes Indenture.

Subject to certain limitations described in the Senior Notes Indenture, in a transaction to which the immediately preceding paragraph 1(a) applies, the Successor Senior Note Guarantor (if other than such Senior Note Guarantor) will succeed to, and be substituted for, such Senior Note Guarantor under the Senior Notes Indenture and such Senior Note Guarantor’s Senior Note Guarantee, and such Senior Note Guarantor will automatically be released and discharged from its obligations under the Senior Notes Indenture and such Senior Note Guarantor’s Senior Note Guarantee. Notwithstanding the foregoing, (1) a Senior Note Guarantor may merge, amalgamate or consolidate with an Affiliate incorporated solely for the purpose of reincorporating such Senior Note Guarantor in a member state of (or another member state of) the European Union that was a member state on January 1, 2004, the United States, the District of Columbia, or any state or territory thereof, or New Zealand so long as the amount of Indebtedness of the Senior Note Guarantor is not increased thereby, and (2) a Senior Note Guarantor may merge, amalgamate or consolidate with another Senior Note Guarantor, an Issuer, BP I or BP II.

In addition, notwithstanding the foregoing, any Senior Note Guarantor may consolidate, amalgamate or merge with or into or wind up into, or sell, assign, transfer, lease, convey or otherwise dispose of all or Substantially All of its properties or assets (collectively, a “Transfer”) to (x) BP I, an Issuer or any Senior Note Guarantor or (y) any Restricted Subsidiary that is not a Senior Note Guarantor; provided that at the time of each such Transfer pursuant to clause (y) the aggregate amount of all such Transfers since the Issue Date shall not exceed 5.0% of the consolidated assets of BP I, BP II, the Issuers and the Senior Note Guarantors as shown on the most recent available combined consolidated balance sheet of BP I, BP II, the Issuers and the Restricted Subsidiaries after giving effect to each such Transfer and including all Transfers occurring from and after the Issue Date (excluding Transfers in connection with the Transactions described in the Offering Circular).

Additional Covenants.  The Senior Notes Indenture also contains covenants with respect to the following matters: (a) payment of the principal, premium, any Additional Amounts and interest; (b) maintenance of an office or agency in New York; and (c) arrangements regarding the handling of money held.

Defaults

An Event of Default is defined in the Senior Notes Indenture as:

(1) a default in any payment of interest on any Senior Note when due, continued for 30 days;

(2) a default in the payment of principal or premium, if any, of any Senior Note when due at its Stated Maturity, upon optional redemption, upon required repurchase (other than with respect to any Change of Control Payment, which shall be governed by clause (4) below), upon declaration or otherwise;

(3) the failure by BP I, BP II, Issuers or any Restricted Subsidiaries to comply with the covenants described under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” or “— Limitation on the US Issuers;”

(4) the failure by BP I, BP II or any Restricted Subsidiaries to comply for 60 days after notice with its other agreements contained in the Senior Notes or the Senior Notes Indenture (other than a failure to purchase Senior Notes);

(5) the failure by BP I, BP II, an Issuer or any Significant Subsidiary to pay any Indebtedness (other than Indebtedness owing to BP I, BP II or a Restricted Subsidiary) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, in each case, if the total amount of such Indebtedness unpaid or accelerated exceeds $30.0 million or its foreign currency equivalent (the “cross-acceleration provision”);

(6) certain events of bankruptcy, insolvency or reorganization of BP I, BP II, an Issuer, a Significant Subsidiary or any Restricted Subsidiary that, directly or indirectly, owns or holds any Equity Interest of an Issuer (the “bankruptcy provisions”);

(7) failure by BP I, BP II, an Issuer or any Significant Subsidiary to pay final judgments aggregating in excess of $50.0 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days (the “judgment default provision”); or

(8) any Senior Note Guarantee of RGHL, BP I or a Significant Subsidiary (or any Senior Note Guarantee of one or more Senior Note Guarantors that collectively would represent a Significant Subsidiary) ceases to be in full force and effect (except as contemplated by the terms thereof or the terms of the Senior Notes Indenture) or BP I, BP II or any Senior Note Guarantor that qualifies as a Significant Subsidiary (or one or more Senior Note Guarantors that collectively would represent a Significant Subsidiary) denies or disaffirms its obligations under the Senior Notes Indenture or any Senior Note Guarantee and such Default continues for 20 days.

The foregoing constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clause (4) (other than a failure to purchase Senior Notes) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of outstanding Senior Notes of such series notify the Issuers of the default and the Issuers do not cure or cause the cure of such default within the time specified in clause (4) hereof, after receipt of such notice.

If an Event of Default (other than a Default relating to (x) certain events of bankruptcy, insolvency or reorganization of BP I, BP II, an Issuer or any Restricted Subsidiary that, directly or indirectly, holds or owns any Equity Interest of an Issuer or (y) the covenant “— Limitation on the US Issuers”) occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of outstanding Senior Notes by notice to the Issuers may declare the principal of, premium, if any, and accrued but unpaid interest (including additional interest, if any) on all the Senior Notes to be due and payable. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to (x) certain events of bankruptcy, insolvency or reorganization of BP I, BP II, an Issuer or any Restricted Subsidiary that, directly or indirectly, holds or owns any Equity Interest of an Issuer or (y) the covenant “— Limitation on the US Issuers” occurs, the principal of, premium, if any, and interest on all the Senior Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any holders. Under certain circumstances, the holders of a majority in principal amount of outstanding Senior Notes may rescind any such acceleration with respect to the Senior Notes and its consequences.

In the event of any Event of Default specified in clause (5) of the first paragraph above, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) will be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of the Senior Notes, if within 20 days after such Event of Default arose the Issuers deliver an Officers’ Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the principal amount of the Senior Notes as described above be annulled, waived or rescinded upon the happening of any such events.

Subject to the provisions of the Senior Notes Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Senior Notes Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder may pursue any remedy with respect to the Senior Notes Indenture or the Senior Notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing,

(2) Holders of at least 25% in principal amount of the outstanding Senior Notes have requested the Trustee to pursue the remedy,

(3) such Holders have offered the Trustee security or indemnity satisfactory to it against any loss, liability or expense,

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and

(5) the Holders of a majority in principal amount of the outstanding Senior Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the Holders of a majority in principal amount of outstanding Senior Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Senior Notes Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under the Senior Notes Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action. We cannot assure you that indemnification satisfactory to the Trustee will be on commercially reasonable terms or terms acceptable to holders of the Senior Notes such that an agreement will be reached and the Trustee will act on behalf of the noteholders.

The Senior Notes Indenture provides that if a Default occurs and is continuing and has been notified to the Trustee, the Trustee must mail (or otherwise deliver in accordance with applicable DTC procedures) to each holder of Senior Notes notice of the Default within the earlier of 90 days after it occurs or 30 days after written notice of it is received by the Trustee. In addition, the Issuers are required to deliver to the Trustee, within 120 days after the end of each fiscal year and in any event, within 14 days of request by the Trustee, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Issuers also are required to deliver to the Trustee (i) as soon as any of them become aware of the occurrence of an Event of Default, written notice of the occurrence of such Event of Default and (ii) within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action BP I, BP II or any Issuer is taking or proposes to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Senior Notes Indenture and the Senior Notes may be amended with the consent of the holders of a majority in principal amount of the Senior Notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Senior Notes then outstanding; provided, however, that without the consent of each holder of an outstanding Senior Note affected, no amendment may, among other things:

(1) reduce the amount of Senior Notes whose holders must consent to an amendment,

(2) reduce the rate of or extend the time for payment of interest on any Senior Note,

(3) reduce the principal of or extend the Stated Maturity of any Senior Note,

(4) reduce the premium or amount payable upon the redemption of any Senior Note, change the time at which any Senior Note may be redeemed as described under “— Optional Redemption,” or “— Redemption for Changes in Withholding Taxes,”

(5) make any Senior Note payable in money other than that stated in such Senior Note,

(6) expressly subordinate the Senior Notes or any Senior Note Guarantee to any other Indebtedness of any Issuer, BP I or any Senior Note Guarantor not otherwise permitted by the Senior Notes Indenture,

(7) impair the right of any holder to receive payment of principal of, premium, if any, and interest on such holder’s Senior Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Senior Notes,

(8) make any change in the amendment provisions which require the holder’s consent as described in this sentence or in the waiver provisions or

(9) make any change in the provisions of the Senior Notes Indenture described under “— Withholding Taxes” that adversely affects the rights of any Holder to receive payments of Additional Amounts pursuant to such provisions or amend the terms of the Senior Notes or the Senior Notes Indenture in a way that would result in the loss of an exemption from any of the Taxes described thereunder that are required to be withheld or deducted by any Relevant Taxing Jurisdiction from any payments made on the Senior Note or any Senior Note Guarantees by the Payors, unless RGHL or any Restricted Subsidiary agrees to pay any Additional Amounts that arise as a result. For purposes of this paragraph (9) a “Relevant Taxing Jurisdiction” shall include the United States.

Without the consent of any Holder, BP I, the Issuers, and the Trustee may amend the Senior Notes Indenture and the Senior Notes (1) to cure any ambiguity, omission, mistake, defect or inconsistency, (2) to give effect to any provision of the Senior Notes Indenture (including the release of any Senior Note Guarantees in accordance with the terms of the Senior Notes Indenture, and to comply with the covenant under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets”), (3) to provide for the assumption by a Successor Company of the obligations of any Issuer under the Senior Notes Indenture and the Senior Notes or to provide for the assumption by a Successor Senior Note Guarantor of the obligations of a Senior Note Guarantor under the Senior Notes Indenture and its Senior Note Guarantee, (4) to provide for uncertificated Senior Notes in addition to or in place of certificated Senior Notes (provided that the uncertificated Senior Notes are issued in registered form for purposes of Section 163(f) of the Code), (5) to add a Senior Note Guarantee with respect to the Senior Notes, (6) to add to the covenants of BP I, BP II or any Senior Note Guarantor for the benefit of the Holders or to surrender any right or power conferred upon BP I or BP II, (7) to make any change that does not adversely affect the rights of any Holder, (8) to evidence and give effect to the acceptance and appointment under the Senior Notes Indenture of a successor Trustee, (9) to provide for the accession of the Trustee to any instrument in connection with the Senior Notes, (10) to make certain changes to the Senior Notes Indenture to provide for the issuance of Additional Senior Notes or (11) to comply with any requirement of the SEC in connection with the qualification of the Senior Notes Indenture under the US Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), if such qualification is required.

The consent of the noteholders is not necessary under the Senior Notes Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the Senior Notes Indenture becomes effective, the Issuers are required to mail (or otherwise deliver in accordance with applicable DTC procedures) to the respective noteholders a notice briefly describing such amendment. However, the failure to give such notice to all noteholders entitled to receive such notice, or any defect therein, will not impair or affect the validity of the amendment.

No Personal Liability of Directors, Officers, Employees, Managers and Stockholders

No (i) director, officer, employee, manager, incorporator or holder of any Equity Interests in BP I, BP II or any Issuer or any direct or indirect parent corporation or (ii) director, officer, employee or manager of a Senior Note Guarantor, will have any liability for any obligations of the Issuers under the Senior Notes, the Senior Notes Indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Senior Notes by accepting a Senior Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Senior Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Transfer and Exchange

A noteholder may transfer or exchange Senior Notes in accordance with the Senior Notes Indenture. Upon any transfer or exchange, the registrar and the Trustee may require a noteholder, among other things, to furnish appropriate endorsements and transfer documents and the Issuers may require a noteholder to pay any taxes required by law or permitted by the Senior Notes Indenture. The Issuers are not required to transfer or exchange any Senior Note selected for redemption or to transfer or exchange any Senior Note for a period of 15 days prior to a selection of Senior Notes to be redeemed. The Senior Notes will be issued in registered form and the registered holder of a Senior Note will be treated as the owner of such Senior Note for all purposes.

Satisfaction and Discharge

The Senior Notes Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration or transfer or exchange of Senior Notes, as expressly provided for in the Senior Notes Indenture) as to all outstanding Senior Notes when:

(1) either (a) all the Senior Notes theretofore authenticated and delivered (except lost, stolen or destroyed Senior Notes which have been replaced or paid and Senior Notes for whose payment money has theretofore been deposited in trust or segregated and held by the Issuers and thereafter repaid to the Issuers or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all of the Senior Notes (i) have become due and payable, (ii) will become due and payable at their stated maturity within one year or (iii) if redeemable at the option of the Issuers, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers, and the Issuers have irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Senior Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Senior Notes to the date of deposit together with irrevocable instructions from the Issuers directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2) BP I, BP II, an Issuer or the Senior Note Guarantors have paid all other sums payable under the Senior Notes Indenture; and

(3) the Issuers have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent under the Senior Notes Indenture relating to the satisfaction and discharge of the Senior Notes Indenture have been complied with; provided that any counsel may rely on an Officers’ Certificate as to matters of fact.

Defeasance

The Issuers at any time may terminate all their obligations under the Senior Notes and the Senior Notes Indenture (“legal defeasance”), and cure any existing Defaults and Events of Default, except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Senior Notes, to replace mutilated, destroyed, lost or stolen Senior Notes and to maintain a registrar and paying agent in respect of the Senior Notes. The Issuers at any time may terminate their obligations under the covenants described under “— Certain Covenants,” the operation of the cross-acceleration provision and the bankruptcy provisions with respect to Significant Subsidiaries, and the judgment default provision described under “— Defaults” and the undertakings and covenants contained under “— Change of Control” and “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” (“covenant defeasance”). If the Issuers exercise their legal defeasance option or their covenant defeasance option, each Senior Note Guarantor will be released from all of its obligations with respect to its Senior Note Guarantee.

The Issuers may exercise their legal defeasance option notwithstanding their prior exercise of their covenant defeasance option. If the Issuers exercise their legal defeasance option, payment of the Senior Notes may not be accelerated because of an Event of Default with respect thereto. If the Issuers exercise their covenant defeasance option, payment of the Senior Notes may not be accelerated because of an Event of Default specified in clause (3), (4), (5), (6) (with respect only to Significant Subsidiaries), (7) or (8) under “— Defaults” or because of the failure of the Issuers to comply with clause (4) under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets.”

In order to exercise its defeasance option, the Issuers must irrevocably deposit (the “defeasance trust”) with the Trustee money in US Dollars for the payment of principal, premium (if any) and interest on the Senior Notes to redemption or maturity, as the case may be, and must comply with certain other conditions set out in the Senior Notes Indenture, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Senior Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or change in applicable U.S. federal income tax law).

Concerning the Trustee

The Bank of New York Mellon is the Trustee under the Senior Notes Indenture.

If the Trustee becomes a creditor of the Issuers or any Senior Note Guarantor, the Senior Notes Indenture and the Trust Indenture Act limit its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Senior Notes Indenture provides that in case an Event of Default will occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Senior Notes Indenture at the request of any Holder of Senior Notes, unless such Holder has offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Notices

All notices to noteholders will be validly given if mailed to them at their respective addresses in the register of the Holders of the Senior Notes, if any, maintained by the Registrar (or otherwise delivered in accordance with applicable DTC procedures). In addition, for so long as any Senior Notes are represented by Global Senior Notes, all notices to Holders of the Senior Notes will be delivered to DTC, which will give such notices to the holders of Book-Entry Interests.

Each such notice shall be deemed to have been given on the date of such publication or, if published more than once on different dates, on the first date on which publication is made; provided that, if notices are mailed (or otherwise delivered in accordance with applicable DTC procedures), such notice shall be deemed to have been given on the later of such publication and the seventh day after being so mailed or delivered. Any notice or communication mailed to a noteholder shall be mailed to such Person by first-class mail or other equivalent means (or otherwise delivered in accordance with applicable DTC procedures) and shall be sufficiently given to him if so mailed or delivered within the time prescribed. Failure to mail (or otherwise deliver in accordance with applicable DTC procedures) a notice or communication to a noteholder or any defect in it shall not affect its sufficiency with respect to other noteholders. If a notice or communication is mailed or delivered in the manner provided above, it is duly given, whether or not the addressee receives it.

Currency Indemnity and Calculation of Dollar-denominated Restrictions

The US Dollar is the sole currency of account and payment for all sums payable by BP I, BP II, the Issuers or any Senior Note Guarantor under or in connection with the Senior Notes, including damages. Any amount with respect to the Senior Notes received or recovered in a currency other than US Dollars, whether as a result of, or the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of the Issuers or any Senior Note Guarantor or otherwise by any noteholder or by the Trustee, in respect of any sum expressed to be due to it from the Issuers or any Senior Note Guarantor will only constitute a discharge to the Issuers or any Senior Note Guarantor to the extent of the US Dollar amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so).

If that US Dollar amount is less than the US Dollar amount expressed to be due to the recipient or the Trustee under any Senior Note, BP I, BP II, the Issuers and any Senior Note Guarantor will indemnify such recipient against any loss sustained by it as a result. In any event, BP I, BP II, the Issuers and any Senior Note Guarantor will indemnify the recipient against the cost of making any such purchase. For the purposes of this currency indemnity provision, it will be prima facie evidence of the matter stated therein for the holder of a Senior Note or the Trustee to certify in a manner satisfactory to the Issuers (indicating the sources of information used) the loss it Incurred in making any such purchase. These indemnities constitute a separate and independent obligation from BP I, BP II, the Issuers and any Senior Note Guarantor’s other obligations, will give rise to a separate and independent cause of action, will apply irrespective of any waiver granted by any holder of a Senior Note or the Trustee (other than a waiver of the indemnities set out herein) and will continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any Senior Note or to the Trustee.

Except as otherwise specifically set forth herein, (a) for purposes of determining compliance with any euro-denominated restriction herein, the Euro Equivalent amount for purposes hereof that is denominated in a non-euro currency shall be calculated based on the relevant currency exchange rate in effect on the date such non-euro amount is Incurred or made, as the case may be, and (b) for purposes of determining compliance with any U.S. Dollar-denominated restriction herein, the U.S. Dollar Equivalent amount for purposes hereof that is denominated in a non-U.S. Dollar currency shall be calculated based on the relevant currency exchange rate in effect on the date such non-U.S. Dollar amount is Incurred or made, as the case may be.

Consent to Jurisdiction and Service

Each of BP I, BP II, the Issuers and the Senior Note Guarantors has irrevocably and unconditionally: (1) submitted itself and its property in any legal action or proceeding relating to the Senior Notes Indenture to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the general jurisdiction of the courts of the State of New York, sitting in the Borough of Manhattan, The City of New York, the courts of the United States of America for the Southern District of New York, appellate courts from any thereof and courts of its own corporate domicile, with respect to actions brought against it as defendant; (2) consented that any such action or proceeding may be brought in such courts and waive any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; (3) designated and appointed the US Issuer II as its authorized agent upon which process may be served in any action, suit or proceeding arising out of or relating to the Senior Notes Indenture that may be instituted in any Federal or state court in the State of New York; and (4) agreed that service of any process, summons, notice or document by US registered mail addressed to the US Issuer II, with written notice of said service to such Person at the address of the US Issuer II set forth in the Senior Notes Indenture shall be effective service of process for any action, suit or proceeding brought in any such court.

Enforceability of Judgments

Since a significant portion of the assets of BP I, BP II, the Issuers and the Senior Note Guarantors are outside the United States, any judgment obtained in the United States against BP I, BP II, the Issuers or any Senior Note Guarantor, including judgments with respect to the payment of principal, premium, interest, Additional Amounts, redemption price and any purchase price with respect to the Senior Notes, may not be collectable within the United States.

Governing Law

The Senior Notes Indenture provides that it and the Senior Notes are governed by, and construed in accordance with, the laws of the State of New York. Notwithstanding anything to the contrary, articles 86 to 94-8 of the Luxembourg law of August 10, 1915 on commercial companies shall not be applicable in respect of the Senior Notes.

See “Certain Insolvency and Other Local Law Considerations” and “Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — Enforcing your rights as a holder of the notes or under the guarantees, or with respect to the senior secured notes, the security, across multiple jurisdictions may be difficult.”

Book-Entry, Delivery and Form

General

The Senior Notes will be represented by one or more global Senior Notes in registered form without interest coupons attached (collectively, the “Global Senior Notes”). The Global Senior Notes will be deposited upon issuance with a custodian for The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee of DTC.

In the event that Additional Senior Notes are issued pursuant to the terms of the Senior Notes Indenture, the Issuers may, in their sole discretion, cause some or all of such Additional Senior Notes, if any, to be issued in the form of one or more global Senior Notes (the “Additional Global Senior Notes”) and registered in the name of and deposited with the nominee of DTC.

Ownership of beneficial interests in each Global Senior Note and ownership of interests in each Additional Global Senior Note (together, the “Book-Entry Interests”) will be limited to persons that have accounts with the Depositary or persons that may hold interests through such participants. Book-Entry Interests will be shown on, and transfers thereof will be effected only through, records maintained in book-entry form by the Depositary and their participants. As used in this section, “Depositary” means, with respect to the Global Senior Notes and the Additional Global Senior Notes, if any, DTC.

The Book-Entry Interests will not be held in definitive form. Instead, the Depositary will credit on its book-entry registration and transfer systems a participant’s account with the interest beneficially owned by such participant. The laws of some jurisdictions, including certain states of the United States, may require that certain purchasers of securities take physical delivery of such securities in definitive form. The foregoing limitations may impair your ability to own, transfer or pledge or grant any other security interest in Book-Entry Interests. In addition, while the Senior Notes are in global form, “holders” of Book-Entry Interests may not be considered the owners or “holders” of Senior Notes for purposes of the Senior Notes Indenture.

So long as the Senior Notes and any Additional Senior Notes are held in global form, DTC (or its nominee), may be considered the sole holder of Global Senior Notes for all purposes under the Senior Notes Indenture. As such, participants must rely on the procedures of DTC, and indirect participants must rely on the procedures of DTC and the participants through which they own Book-Entry Interests, to transfer their interests or to exercise any rights of holders under the Senior Notes Indenture.

The Issuers and the Trustee and their respective agents will not have any responsibility or be liable for any aspect of the records relating to the Book-Entry Interests.

Issuance of Definitive Registered Senior Notes

Under the terms of the Senior Notes Indenture, owners of Book-Entry Interests will not receive definitive Senior Notes in registered form (“Definitive Registered Senior Notes”) in exchange for their Book-Entry Interests unless (a) the Issuers have consented thereto in writing, or such transfer or exchange is made pursuant to one of clauses (i), (ii) or (iii) of this paragraph and (b) such transfer or exchange is in accordance with the applicable rules and procedures of the Depositary and the applicable provisions of the Senior Notes Indenture. Subject to applicable provisions of the Senior Notes Indenture, Definitive Registered Senior Notes shall be transferred to all owners of Book-Entry Interests in the relevant Global Senior Note if:

(i) the Issuers notify the Trustee in writing that the Depositary is unwilling or unable to continue to act as depositary and the Issuers do not appoint a successor depositary within 120 days;

(ii) the Depositary so requests if an Event of Default under the Senior Notes Indenture has occurred and is continuing; or

(iii) the Issuers, at their option, notify the Trustee in writing that they elect to issue Definitive Registered Senior Notes under the Senior Notes Indenture.

In such an event, Definitive Registered Senior Notes will be issued and registered in the name or names and issued in denominations of $100,000 in principal amount and integral multiples of $1,000 as requested by or on behalf of the Depositary (in accordance with its customary procedures and certain certification requirements and based upon directions received from participants reflecting the beneficial ownership of the Book-Entry Interests), and such Definitive Registered Senior Notes will bear the restrictive legend referred to in “Transfer Restrictions,” unless that legend is not required by the Senior Notes Indenture or applicable law. Payment of principal of, and premium, if any, and interest on the Senior Notes shall be payable at the place of payment designated by the Issuers pursuant to the Senior Notes Indenture; provided, however, that at the Issuers’ option, payment of interest on a Senior Note may be made by check mailed to the person entitled thereto to such address as shall appear on the Senior Note register.

Redemption of the Global Senior Notes

In the event any Global Senior Note, or any portion thereof, is redeemed, the Depositary will distribute the amount received by it in respect of the Global Senior Note so redeemed to the holders of the Book-Entry Interests in such Global Senior Note. The redemption price payable in connection with the redemption of such Book-Entry Interests will be equal to the amount received by the Depositary in connection with the redemption of such Global Senior Note (or any portion thereof).

We understand that under existing practices of DTC, if fewer than all of the Senior Notes are to be redeemed at any time, DTC will credit their respective participants’ accounts on a proportionate basis (with adjustments to prevent fractions) or by lot or on such other basis as they deem fair and appropriate; provided, however, that no book-entry interest of less than $100,000 in principal amount may be redeemed in part.

Payments on Global Senior Notes

Payments of any amounts owing in respect of the Global Senior Notes for the Senior Notes (including principal, premium, interest, additional interest and Additional Amounts) will be made by the Issuers in US Dollars to the paying agents under the Senior Notes Indenture. The paying agents will, in turn, make such payments to the Depositary or its nominee, as the case may be, which will distribute such payments to their respective participants in accordance with their respective procedures.

Under the terms of the Senior Notes Indenture, the Issuers, the Trustee and the paying agents will treat the registered holder of the Global Senior Notes as the owner thereof for the purpose of receiving payments and other purposes under the Senior Notes Indenture. Consequently, the Issuers, the Trustee and the paying agents and their respective agents have not and will not have any responsibility or liability for:

•	any aspect of the records of the Depositary or any participant or indirect participant relating to, or payments made on account of, a Book-Entry Interest, for any such payments made by the Depositary or any participant or indirect participants, or maintaining, supervising or reviewing the records of the Depositary or any participant or indirect participant relating to or payments made on account of a Book-Entry Interest; or

•	the Depositary or any participant or indirect participant.

Payments by participants to owners of Book-Entry Interests held through participants are the responsibility of such participants, as is the case with securities held for the accounts of customers registered in “street name.”

Action by Owners of Book-Entry Interests

We understand that the Depositary will take any action permitted to be taken by a holder of Senior Notes only at the direction of one or more participants to whose account the Book-Entry Interests in the Global Senior Notes are credited and only in respect of such portion of the aggregate principal amount of Senior Notes as to which such participant or participants has or have given such direction. The Depositary will not exercise any discretion in the granting of consents, waivers or the taking of any other action in respect of the Global Senior Notes. However, if there is an Event of Default under the Senior Notes, the Depositary reserves the right to exchange the Global Senior Notes for Definitive Registered Senior Notes in certificated form, and to distribute such Definitive Registered Senior Notes to its respective participants.

Transfers

Transfers of any Global Senior Note shall be limited to transfers of such Global Senior Note in whole, but (subject to the provisions described above under “— Book-Entry, Delivery and Form — Issuance of Definitive Registered Senior Notes,” to provisions described below in the section “— Book-Entry, Delivery and Form — Transfers” and the applicable provisions of the Senior Notes Indenture), not in part, to the Depositary, its successors or its nominees.

Subject to the foregoing, Book-Entry Interests may be transferred and exchanged in a manner otherwise in accordance with the terms of the Senior Notes Indenture. Any Book-Entry Interest in one of the Global Senior Notes that is transferred to a person who takes delivery in the form of a Book-Entry Interest in another Global Senior Note will, upon transfer, cease to be a Book-Entry Interest in the first mentioned Global Senior Note and become a Book-Entry Interest in the relevant Global Senior Note, and accordingly, will thereafter be subject to all transfer restrictions, if any, and other procedures applicable to Book-Entry Interests in such other Global Senior Note for as long as that person retains such Book-Entry Interests.

Definitive Registered Senior Notes, if any, may be transferred and exchanged for Book-Entry Interests in a Global Senior Note only pursuant to the terms of the Senior Notes Indenture and, if required, only after the transferor first delivers to the Trustee a written certificate (in the form provided in the Senior Notes Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Senior Notes. See “Plan of Distribution.”

Global Clearance and Settlement Under the Book-Entry System

Initial Settlement

Initial settlement for the Senior Notes will be made in US Dollars. In the case of Book-Entry Interests held through DTC, such Book-Entry Interests will be credited to the securities custody account of DTC holders, as applicable, on the business day following the settlement date against payment for value on the settlement date.

Secondary Market Trading

The Book-Entry Interests will trade through participants of the Depositary, and will settle in same-day funds. Since the purchase determines the place of delivery, it is important to establish at the time of trading any Book-Entry Interests where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date.

Clearing Information

We expect that the Senior Notes will be accepted for clearance through the facilities of DTC.

Information Concerning DTC

All Book-Entry Interests will be subject to the operations and procedures of DTC. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by such settlement system and may be changed at any time. We are not responsible for those operations or procedures.

We understand the following with respect to DTC:

DTC was created to hold securities for its participants and facilitate the clearance and settlement transactions among its participants. It does this through electronic book-entry changes in the accounts of securities participants, eliminating the need for physical movement of securities certificates. DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC’s owners are the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. and a number of its direct participants. Others, such as banks, brokers and dealers and trust companies that clear through or maintain a custodial relationship with a direct participant also have access to the DTC system and are known as indirect participants.

The information in this section concerning DTC and its book-entry systems has been obtained from sources we believe to be reliable, but we take no responsibility for the accuracy thereof.

Certain Definitions

“2007 Credit Agreement” means the senior facilities agreement dated May 11, 2007, among, among others, BP I and Credit Suisse as mandated lead arranger, agent, issuing bank and security trustee, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder (subject to compliance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Liens”) or altering the maturity thereof.

“2007 Intercreditor Agreement” means the intercreditor agreement dated May 11, 2007, among RGHL, BP I, the senior lenders identified therein, Credit Suisse, as senior agent thereunder, the senior issuing banks as identified therein, the subordinated bridging lenders, Credit Suisse, as subordinated bridging agent, Credit Suisse, as security trustee, and the other parties identified therein, as amended on November 5, 2009, and as amended, supplemented or modified from time to time thereafter.

“2007 Notes” means the 2007 Senior Notes and the 2007 Senior Subordinated Notes.

“2007 Notes Collateral” means (x) all of the capital stock of BP I and (y) the receivables under the intercompany loans, each dated June 29, 2007 and between BP II and BP I in respect of the proceeds from the 2007 Senior Notes and the 2007 Senior Subordinated Notes, as from time to time amended, supplemented or modified.

“2007 Notes Security Documents” means the agreements or other instruments entered into or to be entered into between, inter alios, the collateral agent under the 2007 Senior Note Indenture and 2007 Senior Subordinated Note Indenture, the trustee under the 2007 Senior Note Indenture and 2007 Senior Subordinated Note Indenture, RGHL and BP II pursuant to which security interests in the 2007 Notes Collateral are granted to secure the 2007 Senior Notes and the 2007 Senior Subordinated Notes from time to time, as from time to time amended, supplemented or modified.

“2007 Senior Note Indenture” means the Indenture dated as of June 29, 2007, among BP II, the Senior Note Guarantors from time to time party thereto and as defined therein, the Trustee, as trustee, principal paying agent and transfer agent, BNY Fund Services (Ireland) Limited, as paying agent in Dublin and transfer agent, and Credit Suisse, as security agent.

“2007 Senior Notes” means the €480.0 million aggregate principal amount of 8% Senior Notes due 2016 issued pursuant to the 2007 Senior Note Indenture.

“2007 Senior Subordinated Note Indenture” means the Indenture dated as of June 29, 2007, among BP II, the Senior Note Guarantors from time to time party thereto and as defined therein, the Trustee, as trustee, principal paying agent and transfer agent, BNY Fund Services (Ireland) Limited, as paying agent in Dublin and transfer agent, and Credit Suisse, as security agent.

“2007 Senior Subordinated Notes” means the €420.0 million aggregate principal amount of 9 1/2% Senior Subordinated Notes due 2017 issued pursuant to the 2007 Senior Subordinated Note Indenture.

“2009 Indenture” means the Indenture dated as of November 5, 2009, among Reynolds Group DL Escrow Inc., Reynolds Group Escrow LLC and The Bank of New York Mellon as Trustee, Principal Paying Agent, Transfer Agent, Registrar and Collateral Agent, as supplemented, amended and modified from time to time thereafter.

“2009 Notes” means the $1,125.0 million aggregate principal amount and €450.0 million aggregate principal amount of 7.750% Senior Secured Notes due 2016 issued pursuant to the 2009 Indenture.

“2009 Post-Closing Reorganization” means the transactions contemplated in that certain Post-Closing Steps dated as of October 31, 2009, prepared by RGHL.

“2009 Security Documents” means those agreements or other instruments entered into pursuant to which security interests in the Collateral (as defined in the 2009 Indenture) are granted to secure the 2009 Notes and the guarantees thereof.

“Acquired Indebtedness” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged, consolidated or amalgamated with or into or became a Restricted Subsidiary of such specified Person (including, for the avoidance of doubt, Indebtedness Incurred by such other Person in connection with, or in contemplation of, such other Person merging, consolidating or amalgamating with or into or becoming a Restricted Subsidiary of such specified Person); and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Acquisition” means the acquisition by BP III of the Target, by way of purchase of all the Target Shares (i) from RGHL prior to the Reference Date, (ii) under the Offer and Squeeze-Out, (iii) by way of market purchases and (iv) by way of over-the-counter purchases.

“Acquisition Documents” means the Offer Prospectus, the Pre-Announcement and any other document entered into in connection therewith, in each case as amended, supplemented or modified from time to time prior to the Issue Date or thereafter (so long as any amendment, supplement or modification after the Issue Date, together with all other amendments, supplements and modifications after the Issue Date, taken as a whole, is not more disadvantageous to the holders of the Senior Notes in any material respect than the Acquisition Documents as in effect on the Issue Date).

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Applicable Premium” (as determined by the Issuers) means, with respect to any Senior Note at any redemption date, the greater of (i) 1.00% of the principal amount of such Senior Note and (ii) the excess, if any, of (A) the present value at such redemption date of (1) the redemption price of such Senior Note on February 15, 2016 (such redemption price being described in the second paragraph under “— Optional Redemption” exclusive of any accrued interest and additional interest, if any) plus (2) all required remaining scheduled interest payments due on such Senior Note through February 15, 2016 (excluding accrued but unpaid interest and additional interest, if any, to the redemption date), computed using a discount rate equal to the Treasury Rate at the redemption date plus 50 basis points over (B) the principal amount of such Senior Note on such redemption date.

“Applicable Representative” means the administrative agent under the Senior Secured Credit Facilities, acting in its capacity as Applicable Representative under the First Lien Intercreditor Agreement.

“Asset Sale” means:

(1) the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a Sale/Leaseback Transaction) outside the ordinary course of business of BP I, BP II or any Restricted Subsidiary (each referred to in this definition as a “disposition”) or

(2) the issuance or sale of Equity Interests (other than directors’ qualifying shares and shares issued to foreign nationals or other third parties to the extent required by applicable law) of any Restricted Subsidiary (other than to BP I, BP II or a Restricted Subsidiary and other than the issuance of Preferred Stock of a Restricted Subsidiary issued in compliance with the covenant described under “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) (whether in a single transaction or a series of related transactions), in each case other than:

(a) a disposition of cash, Cash Equivalents or Investment Grade Securities or obsolete, surplus or worn-out property or equipment in the ordinary course of business;

(b) transactions permitted pursuant to the provisions described above under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control;

(c) any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under “— Certain Covenants — Limitation on Restricted Payments;”

(d) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary, which assets or Equity Interests so disposed or issued have an aggregate Fair Market Value of less than $15.0 million;

(e) any disposition of property or assets, or the issuance of securities, by a Restricted Subsidiary to RGHL or by BP I, BP II or a Restricted Subsidiary to BP I, BP II or a Restricted Subsidiary;

(f) any exchange of assets (including a combination of assets and Cash Equivalents) for assets related to a Similar Business of comparable or greater Fair Market Value or, as determined in good faith by senior management or the Board of Directors of BP I or BP II, to be of comparable or greater usefulness to the business of BP I, BP II and the Restricted Subsidiaries as a whole;

(g) foreclosure, exercise of termination rights or any similar action with respect to any property or any other asset of BP I, BP II or any Restricted Subsidiaries;

(h) any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i) the lease, assignment or sublease of any real or personal property in the ordinary course of business;

(j) any sale of inventory, trading stock or other assets in the ordinary course of business;

(k) any grant in the ordinary course of business of any license of patents, trademarks, know-how or any other intellectual property;

(l) an issuance of Capital Stock pursuant to an equity incentive or compensation plan approved by the Board of Directors;

(m) dispositions consisting of the granting of Permitted Liens;

(n) dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(o) any disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than BP I, BP II or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition;

(p) any surrender or waiver of contract rights or the settlement, release, recovery on or surrender of contract, tort or other claims of any kind;

(q) a Financing Disposition or a transfer (including by capital contribution) of accounts receivable and related assets of the type specified in the definition of “Receivables Financing” (or a fractional undivided interest therein) by a Receivables Subsidiary or any Restricted Subsidiary (x) in a Qualified Receivables Financing or (y) pursuant to any other factoring on arm’s length terms or (z) in the ordinary course of business;

(r) the sale of any property in a Sale/Leaseback Transaction not prohibited by the Senior Notes Indenture with respect to any assets built or acquired by BP I, BP II or any Restricted Subsidiary after the Reference Date;

(s) in the ordinary course of business, any lease, assignment or sublease of any real or personal property, in exchange for services (including in connection with any outsourcing arrangements) of comparable or greater Fair Market Value or, as determined in good faith by senior management or the Board of Directors of BP I or BP II, to be of comparable or greater usefulness to the business of BP I, BP II and the Restricted Subsidiaries as a whole; provided that any cash or Cash Equivalents received must be applied in accordance with the covenant described under “— Certain Covenants — Asset Sales;” and

(t) sales or other dispositions of Equity Interests in joint ventures in existence on the Issue Date.

“August 2011 Notes” means the August 2011 Senior Secured Notes and the August 2011 Senior Notes.

“August 2011 Senior Indenture” means the Senior Notes Indenture dated as of August 9, 2011, among RGHL US Escrow II LLC, RGHL US Escrow II Inc., The Bank of New York Mellon as Trustee, Principal Paying Agent, Transfer Agent and Registrar and The Bank of New York Mellon, London Branch as Paying Agent, as supplemented, amended and modified from time to time thereafter.

“August 2011 Senior Notes” means the $1,000.0 million aggregate principal amount of 9.875% Senior Secured Notes due 2019 issued pursuant to the August 2011 Senior Indenture.

“August 2011 Secured Indenture” means the Senior Secured Notes Indenture dated as of August 9, 2011, among RGHL US Escrow II LLC, RGHL US Escrow II Inc., The Bank of New York Mellon as Trustee, Principal Paying Agent, Transfer Agent, Collateral Agent and Registrar, Wilmington Trust (London) Limited as Additional Collateral Agent and The Bank of New York Mellon, London Branch as Paying Agent, as supplemented, amended and modified from time to time thereafter.

“August 2011 Senior Secured Notes” means the $1,500.0 million aggregate principal amount of 7.875% Senior Secured Notes due 2019 issued pursuant to the August 2011 Secured Indenture.

“Bank Indebtedness” means any and all amounts payable under or in respect of any Credit Agreement, the other Credit Agreement Documents and any Local Facility Agreement, in each case as amended, restated, supplemented, waived, replaced, restructured, repaid, refunded, refinanced or otherwise modified from time to time (including after termination of such Credit Agreement or Local Facility Agreement), including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to RGHL, BP I or BP II whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

“Board of Directors” means, as to any Person, the board of directors or managers, as applicable, of such Person (or, if such Person is a partnership, the board of directors or other governing body of the general partner of such Person) or any duly authorized committee thereof.

“BP II” means Beverage Packaging Holdings (Luxembourg) II S.A., a company incorporated as a société anonyme under the laws of Luxembourg with registered office at 6C, rue Gabriel Lippmann, L-5365 Munsbach, Grand Duchy of Luxembourg (or any successor in interest thereto).

“BP III” means Beverage Packaging Holdings (Luxembourg) III S.à r.l., a company incorporated as a société à responsabilité limitée under the laws of Luxembourg with registered office at 6C, rue Gabriel Lippmann, L-5365 Munsbach, Grand Duchy of Luxembourg (or any successor in interest thereto).

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions are authorized or required by law to close in New York City, Luxembourg or London.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock or shares;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Cash Equivalents” means:

(1) US dollars, pounds sterling, euro, the national currency of any member state in the European Union or, in the case of any Restricted Subsidiary that is not organized or existing under the laws of the

United States, any member state of the European Union or any state or territory thereof, such local currencies held by it from time to time in the ordinary course of business;

(2) securities issued or directly and fully guaranteed or insured by the US, U.K. Canadian, Swiss or Japanese government or any country that is a member of the European Union or any agency or instrumentality thereof in each case maturing not more than two years from the date of acquisition;

(3) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances, in each case with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank whose long-term debt is rated “A” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency);

(4) repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper issued by a corporation (other than an Affiliate of any Issuer) rated at least “A-2” or the equivalent thereof by S&P or “P-2” or the equivalent thereof by Moody’s (or reasonably equivalent ratings of another internationally recognized ratings agency) and in each case maturing within one year after the date of acquisition;

(6) readily marketable direct obligations issued by any state of the United States of America, any province of Canada, any member of the European Monetary Union, the United Kingdom, Switzerland or Norway or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two years from the date of acquisition;

(7) Indebtedness issued by Persons (other than any Issuer or any of its Affiliates) with a rating of “A” or higher from S&P or “A-2” or higher from Moody’s in each case with maturities not exceeding two years from the date of acquisition;

(8) for the purpose of paragraph (a) of the definition of “Asset Sale,” any marketable securities of third parties owned by BP I, BP II or the Restricted Subsidiaries on the Issue Date;

(9) interest in investment funds investing at least 95% of their assets in securities of the types described in clauses (1) through (7) above; and

(10) instruments equivalent to those referred to in clauses (1) through (8) above denominated in euro or any other foreign currency comparable in credit quality and tenor to those referred to above and commonly used by corporations for cash management purposes in any jurisdiction outside the United States to the extent reasonably required in connection with any business conducted by any Subsidiary organized in such jurisdiction.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of:

(1) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Profit (including amortization of original issue discount and bond premium, the interest component of Capitalized Lease Obligations, and net payments and receipts (if any) pursuant to interest rate Hedging Obligations (provided, however, that if Hedging Obligations result in net benefits received by such Person, such benefits shall be credited to reduce Consolidated Interest Expense to the extent paid in cash unless, pursuant to GAAP, such net benefits are otherwise reflected in Consolidated Net Profit) and excluding amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses and expensing of any bridge commitment or other financing fees); plus

(2) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (but excluding any capitalizing interest on Subordinated Shareholder Funding); plus

(3) commissions, discounts, yield and other fees and charges Incurred in connection with any Receivables Financing which are payable to Persons other than BP I, BP II and the Restricted Subsidiaries; minus

(4) interest income for such period.

“Consolidated Net Profit” means, with respect to any Person for any period, the aggregate of the Net Profit of such Person and its Restricted Subsidiaries for such period, on a consolidated basis; provided, however, that, without duplication:

(1) any net after-tax extraordinary, nonrecurring or unusual gains or losses or income, expenses or charges (less all fees and expenses relating thereto) including severance expenses, relocation costs and expenses and expenses or charges related to any Equity Offering, Permitted Investment, acquisition (including integration costs) or Indebtedness permitted to be Incurred by the Senior Notes Indenture (in each case, whether or not successful), including any such fees, expenses, charges or change in control payments made under the Acquisition Documents, the Reynolds Acquisition Documents, the Evergreen Acquisition Documents, the Pactiv Acquisition Document, the Reynolds Foodservice Acquisition Document or otherwise related to the Transactions, in each case, shall be excluded;

(2) any increase in amortization or depreciation or any one-time non-cash charges or increases or reductions in Net Profit, in each case resulting from purchase accounting in connection with the Transactions or any acquisition that is consummated after the Issue Date shall be excluded;

(3) the Net Profit for such period shall not include the cumulative effect of a change in accounting principles during such period;

(4) any net after-tax income or loss from discontinued operations and any net after-tax gains or losses on disposal of discontinued operations shall be excluded;

(5) any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to business dispositions or asset dispositions other than in the ordinary course of business (as determined in good faith by the Board of Directors of BP I or BP II) shall be excluded;

(6) any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of indebtedness or Hedging Obligations or other derivative instruments shall be excluded;

(7) the Net Profit for such period of any Person that is not a Subsidiary of such Person, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period;

(8) solely for the purpose of determining the amount available for Restricted Payments under clause (1) of the definition of Cumulative Credit contained in “— Certain Covenants — Limitation on Restricted Payments,” the Net Profit for such period of any Restricted Subsidiary (other than any Issuer or any Senior Note Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of its Net Profit is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally waived or are permitted under the covenant described under “— Certain Covenants — Dividend and Other Payment Restrictions Affecting Subsidiaries;” provided that the Consolidated Net Profit of such Person shall be increased by the amount of dividends or other distributions or other payments actually paid in cash (or converted into cash) by any such Restricted Subsidiary to such Person, to the extent not already included therein;

(9) an amount equal to the amount of Tax Distributions actually made to any parent of such Person in respect of such period in accordance with clause (12) of the second paragraph under “— Certain Covenants — Limitation on Restricted Payments” shall be included as though such amounts had been paid as income taxes directly by such Person for such period;

(10) any non-cash impairment charges or asset write-offs, and the amortization of intangibles arising in each case pursuant to GAAP or the pronouncements of the IASB shall be excluded;

(11) any non-cash expense realized or resulting from stock option plans, employee benefit plans or post-employment benefit plans, grants and sales of stock, stock appreciation or similar rights, stock options or other rights to officers, directors and employees shall be excluded;

(12) any (a) one-time non-cash compensation charges, (b) the costs and expenses after the Issue Date related to employment of terminated employees, (c) costs or expenses realized in connection with, resulting from or in anticipation of the Transactions or (d) costs or expenses realized in connection with or resulting from stock appreciation or similar rights, stock options or other rights existing on the Issue Date of officers, directors and employees, in each case of such Person or any of its Restricted Subsidiaries, shall be excluded;

(13) accruals and reserves that are established or adjusted as a result of the Transactions (including as a result of the adoption or modification of accounting policies in connection with the Transactions) within 12 months after the Issue Date and that are so required to be established in accordance with GAAP shall be excluded;

(14) solely for purposes of calculating EBITDA, (a) the Net Profit of any Person and its Restricted Subsidiaries shall be calculated without deducting the income attributable to, or adding the losses attributable to, the minority equity interests of third parties in any non-wholly owned Restricted Subsidiary except to the extent of dividends declared or paid in respect of such period or any prior period on the shares of Capital Stock of such Restricted Subsidiary held by such third parties and (b) any ordinary course dividend, distribution or other payment paid in cash and received from any Person in excess of amounts included in clause (7) above shall be included;

(15) (a) (i) the non-cash portion of “straight-line” rent expense shall be excluded and (ii) the cash portion of “straight-line” rent expense that exceeds the amount expensed in respect of such rent expense shall be included and (b) non-cash gains, losses, income and expenses resulting from fair value accounting required by the applicable standard under GAAP shall be excluded;

(16) unrealized gains and losses relating to hedging transactions and mark-to-market of Indebtedness denominated in foreign currencies resulting from the applications of the applicable standard under GAAP shall be excluded; and

(17) solely for the purpose of calculating Restricted Payments, the difference, if positive, of the Consolidated Taxes of BP I and BP II calculated in accordance with GAAP and the actual Consolidated Taxes paid in cash by BP I and BP II during any Reference Period shall be included.

Notwithstanding the foregoing, for the purpose of the covenant described under “— Certain Covenants — Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Profit any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries of BP I or BP II or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clauses (5) and (6) of the definition of Cumulative Credit contained therein.

“Consolidated Non-cash Charges” means, with respect to any Person for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Profit of such Person for such period on a consolidated basis and otherwise determined in accordance with GAAP, but excluding any such charge which consists of or requires an accrual of, or cash reserve for, anticipated cash charges for any future period.

“Consolidated Taxes” means with respect to any Person for any period, provision for taxes based on income, profits or capital, including, without limitation, national, state, franchise and similar taxes and any Tax Distributions taken into account in calculating Consolidated Net Profit.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent:

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2) to advance or supply funds:

(a) for the purchase or payment of any such primary obligation, or

(b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Credit Agreement” means (i) the Senior Secured Credit Facilities and (ii) whether or not the instruments referred to in clause (i) remain outstanding, if designated by the Issuers to be included in the definition of “Credit Agreement,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances) or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Credit Agreement Documents” means the collective reference to the Credit Agreement, any notes issued pursuant thereto and the guarantees thereof and any security or collateral documents entered into in relation thereto, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified from time to time.

“Currency Agreement” means, in respect of a Person, any foreign exchange contract, currency swap agreement, currency futures contract, currency option contract, currency derivative or other similar agreement to which such Person is a party or beneficiary.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by BP I, BP II or one of the Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate, setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of BP I or BP II or any direct or indirect parent of BP I or BP II (other than Disqualified Stock), that is issued for cash (other than to BP I, BP II or any of their respective Subsidiaries or an employee stock ownership plan or trust established by BP I, BP II or any of their respective Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officers’ Certificate, on the issuance date thereof.

“Disinterested Directors” means, with respect to any Affiliate Transaction, one or more members of the Board of Directors of BP I, BP II or any parent company of BP I or BP II having no material direct or indirect financial interest in or with respect to such Affiliate Transaction. A member of any such Board of Directors shall not be deemed to have such a financial interest by reason of such member’s holding of Equity Interests of BP I, BP II or any parent company of BP I or BP II or any options, warrants or other rights in respect of such Equity Interests.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event:

(1) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than as a result of a change of control or asset sale; provided that the relevant asset sale or change of control provisions, taken as a whole, are not materially more disadvantageous to the holders of the Senior Notes than is customary in comparable transactions (as determined in good faith by the Issuers));

(2) is convertible or exchangeable for Indebtedness or Disqualified Stock of such Person; or

(3) is redeemable at the option of the holder thereof, in whole or in part (other than solely as a result of a change of control or asset sale),

in each case prior to 91 days after the maturity date of the Senior Notes or the date the Senior Notes are no longer outstanding; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided, further, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of BP I, BP II or their respective Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by BP I or BP II in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability; provided, further, that any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock shall not be deemed to be Disqualified Stock.

“Domestic Subsidiary” means, with respect to any Person, any Subsidiary of such Person that is incorporated or organized under the laws of the United States of America or any state thereof or the District of Columbia.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Profit of such Person for such period plus, without duplication, to the extent the same was deducted in calculating Consolidated Net Profit:

(1) Consolidated Taxes; plus

(2) Consolidated Interest Expense; plus

(3) Consolidated Non-cash Charges; plus

(4) business optimization expenses and other restructuring charges, expenses or reserves; provided that, with respect to each business optimization expense or other restructuring charge, expense or reserve, the Issuers shall have delivered to the Trustee an Officers’ Certificate specifying and quantifying such expense, charge or reserve and stating that such expense, charge or reserve is a business optimization expense or other restructuring charge or reserve, as the case may be; plus

(5) the amount of management, monitoring, consulting and advisory fees and related expenses paid to Rank (or any accruals relating to such fees and related expenses) during such period pursuant to the terms of the agreements between Rank and BP I or BP II and its Subsidiaries as described with particularity in the Offering Circular and as in effect on the Issue Date; plus

(6) all add backs reflected in the financial presentation of “RGHL Combined Group Pro Forma Adjusted EBITDA” in the section called “Summary — Summary Historical and Pro Forma Combined Financial Information” in the amounts set forth in and as further described in that section of the Offering Circular, but only to the extent such add backs occurred in the consecutive four quarter period used in the calculations of Fixed Charge Coverage Ratio and Secured Leverage Ratio, as the case may be; less, without duplication,

(1) non-cash items increasing Consolidated Net Profit for such period (excluding the recognition of deferred revenue or any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges that reduced EBITDA in any prior period and any items for which cash was received in a prior period); less

(2) all deductions reflected in the financial presentation of “RGHL Combined Group Pro Forma Adjusted EBITDA” in the section called “Summary — Summary Historical and Pro Forma Combined Financial Information” in the amounts set forth in and as further described in that section of the Offering Circular, but only to the extent such deductions occurred in the consecutive four quarter period used in the calculations of Fixed Charge Coverage Ratio and Secured Leverage Ratio, as the case may be.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale after the Issue Date of ordinary shares or Preferred Stock of BP I or any direct or indirect parent of BP I or BP II, as applicable (other than Disqualified Stock), other than:

(1) public offerings with respect to BP I’s or such direct or indirect parent’s ordinary shares registered on Form S-8;

(2) issuances to any Subsidiary of BP I or BP II; and

(3) any such public or private sale that constitutes an Excluded Contribution.

“Euro Equivalent” means, with respect to any monetary amount in a currency other than euro, at any time of determination thereof by BP I, BP II or the Trustee, the amount of euro obtained by converting such currency other than euro involved in such computation into euro at the spot rate for the purchase of euro with the applicable currency other than euro as published in The Financial Times in the “Currency Rates” section (or, if The Financial Times is no longer published, or if such information is no longer available in The Financial Times, such source as may be selected in good faith by BP I or BP II) on the date of such determination.

“Evergreen Acquisition” means collectively (a) the acquisition by Reynolds Group Holdings Inc., a direct wholly owned subsidiary of BP III, of all the Equity Interests of Evergreen Packaging Inc., (b) the acquisition by SIG Combibloc Holding GmbH, an indirect wholly-owned subsidiary of BP III, of all the Equity Interests of Evergreen Packaging (Luxembourg) S.à r.l and (c) the acquisition by Whakatane Mill Limited, an indirect wholly-owned subsidiary of BP III, from Carter Holt Harvey Limited of the assets and liabilities of the Whakatane Paper Mill.

“Evergreen Acquisition Documents” means the (i) the Reorganization Agreement, dated as of April 25, 2010, between Carter Holt Harvey Limited, BP III, Reynolds Group Holdings, Inc., Evergreen Packaging United States Limited and Evergreen Packaging New Zealand Limited and (ii) the Asset Purchase Agreement, dated as of April 25, 2010, between Carter Holt Harvey Limited and Whakatane Mill Limited, and any other document entered into in connection therewith, in each case as amended, supplemented or modified from time to time prior to the Issue Date.

“Evergreen Transactions” means the Evergreen Acquisition and the transactions related thereto (including the transactions contemplated in that certain Project Echo Structure dated April 23, 2010, prepared by RGHL), including the incremental term loan borrowing of $800 million under the Senior Secured Credit Facilities, the issuance and guarantee of the May 2010 Notes.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contributions” means the Cash Equivalents or other assets (valued at their Fair Market Value as determined in good faith by senior management or the Board of Directors of BP I or BP II) received by BP I or BP II, as applicable, after the Issue Date from:

(1) contributions to its common equity capital; or

(2) the sale (other than to a Subsidiary of BP I or BP II or to any Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of BP I or BP II,

in each case designated as Excluded Contributions pursuant to an Officers’ Certificate executed by an Officer of BP I or BP II on or promptly after the date such capital contributions are made or the date such Capital Stock is sold, as the case may be.

“Fair Market Value” means, with respect to any asset or property, the price that could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction (as determined in good faith by BP I or BP II except as otherwise provided in the Senior Notes Indenture).

“February 2012 Notes” means the $1,250.0 million aggregate principal amount of 9.875% Senior Notes due 2019 issued pursuant to the February 2012 Senior Indenture.

“February 2012 Senior Indenture” means the Senior Notes Indenture dated as of February 15, 2012, among the Issuers, certain guarantors party thereto, The Bank of New York Mellon, as Trustee, Principal

Paying Agent, Transfer Agent and Registrar and The Bank of New York Mellon, London Branch as Paying Agent.

“Financial Assistance Restricted Subsidiary” means any Restricted Subsidiary that is prevented from being a Senior Note Guarantor due to applicable financial assistance laws; provided that such Restricted Subsidiary shall become a Senior Note Guarantor upon or as soon as reasonably practical after (but not later than 90 days after (subject to the expiration of applicable waiting periods and compliance with applicable laws)) such financial assistance laws no longer prevent such Restricted Subsidiary from being a Senior Note Guarantor if it would otherwise be required to be a Senior Note Guarantor pursuant to “Certain Covenants — Future Senior Note Guarantors.”

“Financing Disposition” means any sale, transfer, conveyance or other disposition of inventory that is equipment used in the product filling process by BP I or any Restricted Subsidiary thereof to a Person that is not a Subsidiary of BP I or BP II that meets the following conditions:

(1) the Board of Directors of BP I shall have determined in good faith that such sale, transfer, conveyance or other disposition is in the aggregate economically fair and reasonable to BP I or, as the case may be, the Restricted Subsidiary in question;

(2) all sales of such inventory are made at Fair Market Value;

(3) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by BP I);

(4) no portion of the Indebtedness or any other obligations (contingent or otherwise) of such Person (i) is guaranteed by BP I, BP II or any Restricted Subsidiary, (ii) is with recourse to or obligates BP I, BP II or any Subsidiary of BP I or BP II in any way or (iii) subjects any property or asset of BP I, BP II or any other Subsidiary of BP I or BP II, directly or indirectly, contingently or otherwise, to the satisfaction thereof;

(5) neither BP I, BP II nor any Restricted Subsidiary has any material contract, agreement, arrangement or understanding with such Person other than on terms which BP I or BP II reasonably believes to be no less favorable to BP I, BP II or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of any Issuer; and

(6) neither BP I, BP II nor any other Restricted Subsidiary has any obligation to maintain or preserve such Person’s financial condition or cause such entity to achieve certain levels of operating results.

“First Lien Intercreditor Agreement” means the intercreditor agreement dated as of November 5, 2009, among The Bank of New York Mellon, as Collateral Agent, Credit Suisse, as Representative under the Credit Agreement, The Bank of New York Mellon, as Representative under the 2009 Indenture, each additional Representative from time to time party thereto and the grantors party thereto, as from time to time amended, supplemented or modified.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that BP I, BP II or any Restricted Subsidiaries Incurs, repays, repurchases or redeems any Indebtedness (other than in the case of revolving credit borrowings or revolving advances in which case interest expense shall be computed based upon the average daily balance of such Indebtedness during the applicable period) or issues, repurchases or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock, as if the

same had occurred at the beginning of the applicable four-quarter period; provided, however, that the pro forma calculation of Consolidated Interest Expense shall not give effect to (a) any Indebtedness, Disqualified Stock or Preferred Stock Incurred or issued on the date of determination pursuant to the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified and Preferred Stock” and (b) the repayment, repurchase or redemption of any Indebtedness, Disqualified Stock or Preferred Stock to the extent such repayment, repurchase or redemption results from the proceeds of Indebtedness, Disqualified Stock or Preferred Stock Incurred or issued pursuant to the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified and Preferred Stock.”

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations and consolidations (in each case including the Transactions) and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, and any operational changes that BP I, BP II or any of the Restricted Subsidiaries has determined to make or made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date (each, for purposes of this definition, a “pro forma event”) shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations and consolidations (in each case including the Transactions), discontinued operations and operational changes (and the change of any associated Fixed Charges (calculated in accordance with the proviso in the prior paragraph) and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into BP I or BP II or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, amalgamation, consolidation, discontinued operation or operational change, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, consolidation or operational change had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of BP I or BP II. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of BP I or BP II as set forth in an Officers’ Certificate, to reflect operating expense reductions and other operating improvements or synergies reasonably expected to result from the applicable pro forma event (including, to the extent applicable, from the Transactions).

If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligation has a remaining term in excess of 12 months). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of BP I or BP II to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuers may designate.

“Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:

(1) Consolidated Interest Expense of such Person for such period and

(2) all cash dividend payments (excluding items eliminated in consolidation) on any series of Preferred Stock or Disqualified Stock of such Person and its Restricted Subsidiaries.

“Foreign Subsidiary” means, with respect to any Person, any Subsidiary of such Person that is not a Domestic Subsidiary of such Person.

“GAAP” means the International Financial Reporting Standards (“IFRS”) as in effect (except as otherwise provided in the Senior Notes Indenture in relation to financial reports and other information to be delivered to Holders) on the Reference Date. Except as otherwise expressly provided in the Senior Notes Indenture, all ratios and calculations based on GAAP contained in the Senior Notes Indenture shall be computed in conformity with GAAP. At any time after the Issue Date, BP I, BP II and the Issuers may elect to apply generally accepted accounting principles in the United States (“US GAAP”) in lieu of GAAP and, upon any such election, references herein to GAAP shall thereafter be construed to mean US GAAP as in effect (except as otherwise provided in the Senior Notes Indenture) on the date of such election; provided that any such election, once made, shall be irrevocable and that, upon first reporting its fiscal year results under US GAAP each of BP I, BP II and each of the Issuers shall restate its financial statements on the basis of US GAAP for the fiscal year ending immediately prior to the first fiscal year for which financial statements have been prepared on the basis of US GAAP; provided further, however, that in the event BP I, BP II and the Issuers have made such an election and are thereafter required by applicable law to apply IFRS in lieu of US GAAP (or IFRS is a successor to US GAAP) (any such change, a “Required Change”), they shall be entitled to apply IFRS, and that upon subsequently reporting its fiscal year results on the basis of IFRS in lieu of US GAAP each of BP I, BP II and each of the Issuers shall restate its financial statements on the basis of IFRS for the fiscal year ending immediately prior to the fiscal year after such Required Change. In the event that BP I, BP II and the Issuers are required to make the Required Change, references herein to GAAP shall be construed to mean IFRS as in effect on the date of such Required Change. The Issuers shall give notice of election to apply US GAAP or requirement to apply IFRS to the Trustee and the Holders.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and

(2) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

“holder”, “Holder” or “noteholder” means the Person in whose name a Note is registered on the Registrar’s books.

“IASB” means the International Accounting Standards Board and any other organization or agency that shall issue pronouncements regarding the application of GAAP.

“including” means including without limitation.

“Incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary.

“Indebtedness” means, with respect to any Person (without duplication):

(1) the principal and premium (if any) of any indebtedness of such Person, whether or not contingent, (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property (except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor Incurred in the ordinary course of business and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP), (d) in respect of Capitalized Lease Obligations or (e) representing any Hedging Obligations, if and to the extent that any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2) to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the obligations referred to in clause (1) of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business);

(3) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Person; and

(4) to the extent not otherwise included, with respect to BP I, BP II and the Restricted Subsidiaries, the amount then outstanding (i.e., advanced, and received by, and available for use by, BP I, BP II or any Restricted Subsidiaries) under any Receivables Financing (as set forth in the books and records of BP I, BP II or any Restricted Subsidiary and confirmed by the agent, trustee or other representative of the institution or group providing such Receivables Financing) to the extent there is recourse to BP I, BP II or the Restricted Subsidiaries (as that term is understood in the context of recourse and non-recourse receivable financings);

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (1) Contingent Obligations Incurred in the ordinary course of business and not in respect of borrowed money; (2) deferred or prepaid revenues or marketing fees; (3) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller; (4) Obligations under or in respect of Qualified Receivables Financing; (5) obligations under the Acquisition Documents, the Reynolds Acquisition Documents, the Evergreen Acquisition Documents or the Pactiv Acquisition Document; or (6) Subordinated Shareholder Funding.

Notwithstanding anything in the Senior Notes Indenture to the contrary, Indebtedness shall not include, and shall be calculated without giving effect to, the effects of Statement of Financial Accounting Standards No. 133 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under the Senior Notes Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness; and any such amounts that would have constituted Indebtedness under the Senior Notes Indenture but for the application of this sentence shall not be deemed an Incurrence of Indebtedness under the Senior Notes Indenture.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant, in each case of nationally recognized standing, that is, in the good faith determination of the Issuers, qualified to perform the task for which it has been engaged.

“Initial Purchasers” means Credit Suisse Securities (USA) LLC and HSBC Securities (USA) Inc.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the US, U.K., Canadian, Swiss or Japanese government or any member state of the European Monetary Union or any agency or instrumentality thereof (other than Cash Equivalents);

(2) securities that have a rating equal to or higher than Baa3 (or equivalent) by Moody’s or BBB- (or equivalent) by S&P, or an equivalent rating by any other Rating Agency, but excluding any debt securities or loans or advances between and among BP I, BP II and their respective Subsidiaries;

(3) investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment or distribution; and

(4) corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding two years from the date of acquisition.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers in the ordinary course of business and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of BP I or BP II in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “— Certain Covenants — Limitation on Restricted Payments:”

(1) “Investments” shall include the portion (proportionate to BP I’s or BP II’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of a Subsidiary at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, BP I or BP II, as applicable, shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to:

(a) BP I’s or BP II’s “Investment” in such Subsidiary at the time of such redesignation; less

(b) the portion (proportionate to BP I’s or BP II’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer, in each case as determined in good faith by the Board of Directors of each Issuer.

“Issue Date” means February 1, 2011, the date on which the Senior Notes were originally issued.

“June 2007 Transactions” means the Acquisition and the transactions related thereto (including the transactions contemplated in that certain Memorandum on Structure dated as of May 11, 2007, prepared by Deloitte & Touche), including borrowings under the 2007 Credit Agreement then in effect, the borrowings under a senior subordinated bridge loan and the refinancing of such senior subordinated bridge loan and partial prepayment of the 2007 Credit Agreement with the proceeds of the issuance of the 2007 Senior Notes and the 2007 Senior Subordinated Notes, and the contribution (through holding companies of RGHL) by Rank and certain other investors arranged by Rank of common equity, preferred equity or Subordinated Shareholder Funding to BP I and BP II.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or similar encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement or any lease in the nature thereof); provided that in no event shall an operating lease be deemed to constitute a Lien.

“Local Facility” means a working capital facility provided to a Subsidiary of RGHL by a Local Facility Provider in respect of which a Local Facility Certificate has been delivered, and not cancelled, under the terms of (and as such term is defined in) the 2007 Intercreditor Agreement and the First Lien Intercreditor Agreement and which constitutes a “Secured Local Facility” as defined in the Credit Agreement Documents.

“Local Facility Agreement” means the agreement under which a Local Facility is made available.

“Local Facility Provider” means a lender or other bank or financial institution that has acceded to the First Lien Intercreditor Agreement, as applicable, and the 2007 Intercreditor Agreement as a provider of a Local Facility.

“Luxembourg Proceeds Loans” means (a) the intercompany loan from the Luxembourg Issuer to BP III, dated November 5, 2009 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the 2009 Notes, (b) the intercompany loan from the Luxembourg Issuer to BP III, dated May 4, 2010 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the May 2010 Notes and (c) the intercompany loan from the Luxembourg Issuer to BP III, dated November 16, 2010 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the October 2010 Senior Notes.

“Management Group” means the group consisting of the directors, executive officers and other management personnel of BP I, BP II or any direct or indirect parent of BP I or BP II, as the case may be, on the Reference Date together with (1) any new directors whose election by such boards of directors or whose nomination for election by the shareholders of BP I, BP II or any direct or indirect parent of BP I or BP II, as applicable, was approved by a vote of a majority of the directors of BP I, BP II or any direct or indirect parent of BP I or BP II, as applicable, then still in office who were either directors on the Reference Date or whose election or nomination was previously so approved and (2) executive officers and other management personnel of BP I, BP II or any direct or indirect parent of BP I or BP II, as applicable, hired at a time when the directors on the Reference Date together with the directors so approved constituted a majority of the directors of BP I, BP II or any direct or indirect parent of BP I or BP II, as applicable.

“May 2010 Indenture” means the Senior Notes Indenture dated as of May 4, 2010, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., The Bank of New York Mellon as Trustee, Principal Paying Agent, Transfer Agent and Registrar and The Bank of New York Mellon, London Branch as Paying Agent, as supplemented, amended and modified from time to time thereafter.

“May 2010 Notes” means the $1,000.0 million aggregate principal amount of 8.5% Senior Notes due 2018 issued pursuant to the May 2010 Indenture.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Proceeds” means the aggregate cash proceeds received by BP I, BP II or any Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received in respect of or upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding (i) the assumption by the acquiring person of Indebtedness relating to the disposed assets or other consideration received in any other non-cash form and (ii) the aggregate cash proceeds received by BP I, BP II or any Restricted Subsidiaries in respect of the sale of any Non-Strategic Land since the Reference Date in an aggregate amount of up to €25.0 million), net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements related thereto), amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than pursuant to the second paragraph of the covenant described under either “— Certain Covenants — Asset Sales — Asset Sales”) to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by BP I or BP II as a reserve in accordance with GAAP against any liabilities associated with the asset disposed in such transaction and retained by BP I or BP II after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Net Profit” means, with respect to any Person, the Net Profit (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Non-Strategic Land” means (a) the investment properties in which BP II, BP I or their respective Subsidiaries had an interest at the Reference Date which are a proportion of the real property owned by SIG Combibloc GmbH located at Linnich & Wittenberg in Germany, real property owned by SIG Finanz AG (which was absorbed by SIG Combibloc Group AG (formerly SIG Holding AG) by means of a merger effective as of June 15, 2010) located at Newcastle in England, real property owned by SIG Moldtec GmbH & Co. KG, real property owned by SIG Schweizerische Industrie-Gesellschaft AG and located at Neuhausen in Switzerland, Beringen in Switzerland, Rafz in Switzerland, Ecublens in Switzerland and Romanel in Switzerland, real property owned by SIG Combibloc Group AG (formerly SIG Holding AG) located in Beringen in Switzerland, real property owned by SIG Euro Holding AG & Co. KG aA located at Waldshut-Tiengen in Germany and real property owned by SIG Real Estate GmbH & Co. KG located at Neunkirchen in Germany and (b) other properties in which BP II, BP I or their respective Subsidiaries have an interest from time to time and which is designated by BP II in an Officers’ Certificate delivered to the Trustee as not required for the ongoing business operations of BP II, BP I and their respective Subsidiaries.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any Indebtedness; provided that Obligations with respect to the Senior Notes shall not include fees or indemnifications in favor of the Trustee and other third parties other than the holders of the Senior Notes.

“Obligor” means any Issuer or a Senior Note Guarantor.

“October 2010 Note Documents” means (a) the October 2010 Senior Secured Notes, the guarantees with respect to the October 2010 Senior Secured Notes, the October 2010 Senior Secured Indenture, the October 2010 Security Documents, the First Lien Intercreditor Agreement, the 2007 Intercreditor Agreement and (b) any other related document or instrument executed and delivered pursuant to any October 2010 Note Document described in clause (a) evidencing or governing any secured obligations thereunder.

“October 2010 Security Documents” means those agreements or other instruments entered into pursuant to which security interests in the Collateral (as defined in the October 2010 Senior Secured Indenture) are granted to secure the October 2010 Senior Secured Notes and the guarantees thereof.

“October 2010 Senior Indenture” means the Senior Notes Indenture dated as of October 15, 2010, among RGHL US Escrow I LLC, RGHL US Escrow I Inc., RGHL Escrow Issuer (Luxembourg) I S.A., The Bank of New York Mellon as Trustee, Principal Paying Agent, Transfer Agent and Registrar and The Bank of New York Mellon, London Branch as Paying Agent, as supplemented, amended and modified from time to time thereafter.

“October 2010 Senior Notes” means the $1,500.0 million aggregate principal amount of 9.000% Senior Notes due 2019 issued pursuant to the October 2010 Senior Indenture.

“October 2010 Senior Secured Indenture” means the Senior Secured Notes Indenture dated as of October 15, 2010, among RGHL US Escrow I LLC, RGHL US Escrow I Inc., RGHL Escrow Issuer (Luxembourg) I S.A., The Bank of New York Mellon as Trustee, Principal Paying Agent, Transfer Agent, Collateral Agent and Registrar, Wilmington Trust (London) Limited as Additional Collateral Agent and The Bank of New York Mellon, London Branch as Paying Agent, as supplemented, amended and modified from time to time thereafter.

“October 2010 Senior Secured Notes” means the $1,500.0 million aggregate principal amount of 7.125% Senior Secured Notes due 2019 issued pursuant to the October 2010 Senior Secured Indenture.

“Offer” means the public tender offer by RGHL for all publicly held Target Shares.

“Offer Prospectus” means the prospectus dated December 22, 2006 and the amendments to the prospectus dated February 2, 2007 and March 13, 2007 as published in the Swiss national press.

“Offering Circular” means the Offering Circular dated January 27, 2011, with respect to the original issuance of the Senior Notes and the Senior Secured Notes.

“Officer” of any Person means the Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of such Person or any other person that the board of directors of such person shall designate for such purpose.

“Officers’ Certificate” means a certificate signed on behalf of BP I or, if otherwise specified, an Issuer, by two Officers of BP I or an Issuer, as applicable, or of a Subsidiary or parent of BP I or an Issuer, as applicable, that is designated by BP I or an Issuer, as applicable, one of whom must be the principal executive officer, the principal financial officer, the treasurer, the principal accounting officer or similar position of BP I or the Issuers, as applicable, or such Subsidiary or parent that meets the requirements set forth in the Senior Notes Indenture and is in form and substance satisfactory to the Trustee.

“Opinion of Counsel” means a written opinion addressed to the Trustee from legal counsel in form and substance satisfactory to the Trustee. The counsel may be an employee of or counsel to BP I or BP II.

“Pactiv” means Pactiv Corporation.

“Pactiv 2012 Notes” refers to the 5.785% Notes due July 15, 2012 of Pactiv Corporation, with an outstanding principal amount of $249.3 million as of December 31, 2011, which was repaid in connection with the 2012 Refinancing Transactions.

“Pactiv 2018 Notes” refers to the 6.400% Notes due January 15, 2018 of Pactiv Corporation, with an outstanding principal amount of $15.7 million (net of $1 million of unamortized discount) as of December 31, 2011.

“Pactiv Acquisition” means the acquisition by RGHL, through its wholly owned subsidiary Reynolds Acquisition Corporation, of all of the outstanding stock of Pactiv pursuant to the Pactiv Acquisition Document.

“Pactiv Acquisition Document” means the Agreement and Plan of Merger, dated as of August 16, 2010, among Rank Group Limited, RGHL, Reynolds Acquisition Corporation and Pactiv.

“Pactiv Base Indenture” means the Indenture dated as of September 29, 1999, between Tenneco Packaging Inc. and The Bank of New York Mellon, N.A. (as successor in interest to The Chase Manhattan Bank), as Trustee, as supplemented, amended and modified from time to time thereafter.

“Pactiv Change of Control Offer” refers to Pactiv’s offer to purchase the Pactiv 2012 Notes, as required by the applicable indenture. The Pactiv Change of Control Offer commenced on October 20, 2010 and expired on December 7, 2010. Pursuant to the Pactiv Change of Control Offer, Pactiv purchased for cash approximately $698,000 in aggregate principal amount of tendered Pactiv 2012 Notes, with approximately $249.3 million in aggregate principal amount remaining outstanding.

“Pactiv Equity Contribution” means the cash contributed by Rank Group Limited to RGHL as part of the Pactiv Acquisition.

“Pactiv Tender Offer” refers to Pactiv’s offer to purchase and consent solicitations with respect to the Pactiv 2018 Notes. The Pactiv Tender Offer was consummated on November 16, 2010. Pursuant to the Pactiv Tender Offer, Pactiv purchased for cash approximately $234.3 million in aggregate principal amount of tendered Pactiv 2018 Notes, with approximately $15.7 million in aggregate principal amount remaining outstanding. Pursuant to the Pactiv Tender Offer, Pactiv obtained the requisite consents to eliminate the covenant requiring Pactiv to make an offer to purchase the Pactiv 2018 Notes if a “change of control triggering event” occurs, as defined in the applicable Pactiv indenture.

“Pactiv Transactions” refers to: (i) the offering of the October 2010 Senior Secured Notes and the October 2010 Senior Notes, (ii) the incremental term loan borrowings under the Senior Secured Credit Facilities in connection with the Pactiv Acquisition, (iii) the repayment of certain Pactiv indebtedness including the partial repayment of Pactiv 2012 Notes and Pactiv 2018 Notes in connection with the Pactiv Tender Offer and Pactiv Change of Control Offer, (iv) the Pactiv Acquisition, (v) the Pactiv Equity Contribution, (vi) the other transactions related to the foregoing and (vii) the payment of fees and expenses related to the foregoing.

“Permitted Holders” means, at any time, each of (i) Rank, (ii) the Management Group and (iii) any Person acting in the capacity of an underwriter in connection with a public or private offering of Capital Stock of BP I or BP II or any of their Affiliates. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Senior Notes Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investments” means:

(1) any Investment in BP I, BP II or any Restricted Subsidiary;

(2) any Investment in Cash Equivalents or Investment Grade Securities;

(3) any Investment by BP I, BP II or any Restricted Subsidiary in a Person, including in the Equity Interests of such Person, if as a result of such Investment (a) such Person becomes a Restricted Subsidiary or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys all or Substantially All of its assets to, or is liquidated into, BP I, BP II or a Restricted Subsidiary;

(4) any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of “— Certain Covenants — Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing on, or made pursuant to binding commitments existing on, the Issue Date or an Investment consisting of any extension, modification or renewal of any Investment existing on the Issue Date; provided that the amount of any such Investment only may be increased as required by the terms of such Investment as in existence on the Issue Date;

(6) advances to officers, directors or employees, taken together with all other advances made pursuant to this clause (6), not to exceed 0.25% of Total Assets at any one time outstanding;

(7) any Investment acquired by BP I, BP II or any of the Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by BP I, BP II or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable, (b) as a result of a foreclosure by BP I, BP II or any Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default, (c) as a result of the settlement, compromise or resolution of litigation, arbitration or other disputes with Persons who are not Affiliates or (d) in settlement of debts created in the ordinary course of business;

(8) Hedging Obligations permitted under clause (j) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(9) any Investment by BP I, BP II or any Restricted Subsidiaries in a Similar Business having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (9) that are at that time outstanding, not to exceed 3.25% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (9) is made in any Person that is not a Restricted Subsidiary at the date of the making of such Investment and such Person becomes a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (9) for so long as such Person continues to be a Restricted Subsidiary;

(10) additional Investments by BP I, BP II or any Restricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (10) that are at that time outstanding (after giving effect to the sale or other transfer of an Unrestricted Subsidiary to the extent the proceeds of such sale received by BP I, BP II and the Restricted Subsidiaries consists of cash and Cash Equivalents), not to exceed 1.0% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (10) is made in any Person that is not a Restricted Subsidiary at the date of the making of such Investment and such Person becomes a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (10) for so long as such Person continues to be a Restricted Subsidiary;

(11) loans and advances to officers, directors or employees for business-related travel expenses, moving expenses and other similar expenses, in each case Incurred in the ordinary course of business or consistent with past practice or to fund such person’s purchase of Equity Interests of BP I, BP II or any direct or indirect parent of BP I or BP II;

(12) Investments the payment for which consists of Equity Interests or Subordinated Shareholder Funding of BP I or BP II (other than Disqualified Stock) or any direct or indirect parent of BP I or BP II, as applicable; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clauses (2) and (3) of the definition of Cumulative Credit contained in “— Certain Covenants — Limitation on Restricted Payments;”

(13) any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of the second paragraph of the covenant described under “— Certain

Covenants — Transactions with Affiliates” (except transactions described in clauses (2), (6), (7) and (11)(b) of such paragraph);

(14) Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(15) guarantees issued in accordance with the covenants described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Future Senior Note Guarantors;”

(16) Investments consisting of or to finance purchases and acquisitions of inventory, supplies, materials, services or equipment or purchases of contract rights or licenses or leases of intellectual property;

(17) any Investment in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Financing, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Receivables Financing or any related Indebtedness; provided, however, that any Investment in a Receivables Subsidiary is in the form of a Purchase Money Note, contribution of additional receivables or an equity interest;

(18) any Investment in an entity or purchase of a business or assets in each case owned (or previously owned) by a customer of a Restricted Subsidiary as a condition or in connection with such customer (or any member of such customer’s group) contracting with a Restricted Subsidiary, in each case in the ordinary course of business;

(19) any Investment in an entity which is not a Restricted Subsidiary to which a Restricted Subsidiary sells accounts receivable pursuant to a Receivables Financing;

(20) Investments of a Restricted Subsidiary acquired after the Issue Date or of an entity merged into, amalgamated with, or consolidated with BP I, BP II or a Restricted Subsidiary in a transaction that is not prohibited by the covenant described under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” after the Issue Date to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(21) guarantees by BP I, BP II or any Restricted Subsidiaries of operating leases (other than Capitalized Lease Obligations), trademarks, licenses, purchase agreements or of other obligations that do not constitute Indebtedness, in each case entered into by BP I, BP II or any Restricted Subsidiary in the ordinary course of business consistent with past practice;

(22) pledges or deposits (x) with respect to leases or utilities provided to third parties in the ordinary course of business or (y) that are otherwise a Permitted Lien or made in connection with a Permitted Lien; and

(23) any Indebtedness permitted under clause (y) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

“Permitted Liens” means, with respect to any Person:

(1) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or US government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet overdue by more than 60 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

(3) Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings and for which there are adequate reserves set aside in accordance with GAAP or the non-payment of which in the aggregate would not reasonably be expected to have a material adverse effect on the Issuers, RGHL and the Restricted Subsidiaries taken as a whole;

(4) Liens (i) required by any regulatory or government authority or (ii) in favor of issuers of performance and surety bonds or bid bonds or letters of credit or completion guarantees issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties Incurred in the ordinary course of business and title defects or irregularities that are of a minor nature and which do not in the aggregate materially impair the operation of the business of such Person;

(6) (i) Liens securing an aggregate principal amount of Indebtedness not to exceed the maximum principal amount of Indebtedness that, as of the date such Indebtedness was Incurred, and after giving effect to the Incurrence of such Indebtedness and the application of proceeds therefrom on such date, would not cause the Secured Leverage Ratio of BP I and BP II on a combined basis to exceed 4.50 to 1.00; (ii) Liens securing Indebtedness Incurred pursuant to clause (a) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” (iii) Liens securing Indebtedness Incurred pursuant to clause (c)(ii) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” (iv) Liens securing the 2009 Notes (or any guarantees thereof); (v) Liens securing the October 2010 Senior Secured Notes (or any guarantees thereof), (vi) Liens securing Indebtedness Incurred pursuant to clause (d) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” and (vii) Liens securing the 2007 Notes (or any guarantees thereof) as in effect on the Issue Date and any Lien that replaces the Lien in existence on the Issue Date so long as such replacement Lien is in respect of the same property as the Lien in existence on the Issue Date;

(7) Liens existing on the Issue Date (other than Liens described in clause (6));

(8) Liens on assets, property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided further, however, that such Liens may not extend to any other property owned by BP I, BP II or any Restricted Subsidiary;

(9) Liens on assets or property at the time BP I, BP II or a Restricted Subsidiary acquired the assets or property, including any acquisition by means of a merger, amalgamation or consolidation with or into BP I, BP II or any Restricted Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such acquisition; provided further, however, that the Liens may not extend to any other property owned by BP I, BP II or any Restricted Subsidiary;

(10) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to BP I, BP II or another Restricted Subsidiary permitted to be Incurred in accordance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(11) Liens securing Hedging Obligations not Incurred in violation of the Senior Notes Indenture; provided that with respect to Hedging Obligations relating to Indebtedness, such Lien extends only to the property securing such Indebtedness;

(12) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13) leases, subleases, licenses and sublicenses of real property which do not materially interfere with the ordinary conduct of the business of BP I, BP II or any Restricted Subsidiaries;

(14) Liens on assets or property of BP I, BP II or any Restricted Subsidiary securing the Senior Notes or any Senior Note Guarantees;

(15) Liens in favor of BP I, BP II or any Senior Note Guarantor;

(16) Liens (i) on accounts receivable and related assets of the type specified in the definition of “Receivables Financing” Incurred in connection with a Qualified Receivables Financing and (ii) on inventory that is equipment used in the product filling process Incurred in connection with a Financing Disposition;

(17) deposits made in the ordinary course of business to secure liability to insurance carriers;

(18) Liens on the Equity Interests of Unrestricted Subsidiaries and on the Equity Interests of joint ventures securing obligations of such joint ventures;

(19) grants of software and other technology licenses in the ordinary course of business;

(20) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in clauses (6) (other than clause (6)(vii)), (7), (8), (9), (10), (15) and (20); provided, however, that (x) such new Lien shall be limited to all or part of the same property (including any after acquired property to the extent it would have been subject to a Lien in respect of the Indebtedness being refinanced, refunded, extended, renewed or replaced) that secured the original Lien as in effect immediately prior to the refinancing, refunding, extension, renewal or replacement of the Indebtedness secured by such Lien (plus improvements on such property), (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6) (other than clause (6)(vii)), (7), (8), (9), (10), (15) and (20) at the time the original Lien became a Permitted Lien under the Senior Notes Indenture and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement and (z) such new Lien shall not have priority over, rank ahead of, or otherwise be senior pursuant to any intercreditor agreement to the original Lien securing the Indebtedness being refinanced, refunded, extended, renewed or replaced; provided further, however, that in the case of any Liens to secure any refinancing, refunding, extension, renewal or replacement of Indebtedness secured by a Lien referred to in any of clauses (6) (other than clause (6)(vii)), (7), (8), (9) or (10), the principal amount of any Indebtedness Incurred for such refinancing, refunding, extension, renewal or replacement shall be deemed secured by a Lien under such original clause and not this clause (20) for purposes of determining the principal amount of Indebtedness outstanding under clause 6(i);

(21) Liens on equipment of BP I, BP II or any Restricted Subsidiary granted in the ordinary course of business to BP I’s, BP II’s or such Restricted Subsidiary’s client at which such equipment is located;

(22) judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(23) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(24) Liens arising by virtue of any statutory or common law provisions relating to banker’s liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depository or financial institution;

(25) any interest or title of a lessor under any Capitalized Lease Obligation;

(26) any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(27) Liens Incurred to secure cash management services or to implement cash pooling arrangements in the ordinary course of business;

(28) other Liens securing obligations Incurred in the ordinary course of business which obligations do not exceed $30.0 million at any one time outstanding;

(29) Liens arising from Uniform Commercial Code filings regarding operating leases entered into by BP I, BP II and the Restricted Subsidiaries in the ordinary course of business;

(30) Liens on securities that are the subject of repurchase agreements constituting Cash Equivalents; and

(31) Liens on property or assets under construction (and related rights) in favor of a contractor or developer or arising from progress or partial payments by a third party relating to such property or assets prior to completion.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Pre-Announcement” means the pre-announcement of the Offer pursuant to Article 7, et seq. TOO (Voranmeldung) as published by electronic media on 19 December 2006 and in the print media on 21 December 2006.

“Preferred Stock” means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution or winding-up.

“Public Debt” means any Indebtedness consisting of bonds, debentures, notes or other similar debt securities issued in (a) a public offering registered under the Securities Act or (b) a private placement to institutional investors that is underwritten for resale in accordance with Rule 144A or Regulation S of such Act, whether or not it includes registration rights entitling the holders of such debt securities to registration thereof with the SEC. The term “Public Debt” (i) shall not include the Senior Notes (or any Additional Senior Notes) and (ii) for the avoidance of doubt, shall not be construed to include any Indebtedness issued to institutional investors in a direct placement of such Indebtedness that is not underwritten by an intermediary (it being understood that, without limiting the foregoing, a financing that is distributed to not more than 10 Persons (provided that multiple managed accounts and affiliates of any such Persons shall be treated as one

Person for the purposes of this definition) shall be deemed not to be underwritten), or any commercial bank or similar Indebtedness, Capitalized Lease Obligation or recourse transfer of any financial asset or any other type of Indebtedness Incurred in a manner not customarily viewed as a “securities offering.”

“Purchase Money Note” means a promissory note of a Receivables Subsidiary evidencing a line of credit, which may be irrevocable, from BP I, BP II or any of their respective Subsidiaries to a Receivables Subsidiary in connection with a Qualified Receivables Financing, which note is intended to finance that portion of the purchase price that is not paid by cash or a contribution of equity.

“Qualified Receivables Financing” means any Receivables Financing that meets the following conditions:

(1) the Board of Directors of BP I or BP II shall have determined in good faith that such Qualified Receivables Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to BP I or BP II or, as the case may be, the Subsidiary in question;

(2) all sales of accounts receivable and related assets are made at Fair Market Value; and

(3) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Issuers) and may include Standard Securitization Undertakings.

The grant of a security interest in any accounts receivable of BP I, BP II or any of their respective Subsidiaries (other than a Receivables Subsidiary or the Subsidiary undertaking such Receivables Financing) to secure Indebtedness under the Credit Agreement, Indebtedness in respect of the Senior Notes or any Refinancing Indebtedness with respect to the Senior Notes shall not be deemed a Qualified Receivables Financing.

“Rank” means (i) Mr. Graeme Richard Hart (or his estate, heirs, executor, administrator or other personal representative, or any of his immediate family members or any trust, fund or other entity which is controlled by his estate, heirs or any of his immediate family members), and any of his or their Affiliates (each a “Rank Party”) and (ii) any Person that forms a group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) with any Rank Party; provided that in the case of (ii) (x) any Rank Party owns a majority of the voting power of the Voting Stock of BP I and BP II or any direct or indirect parent of BP I or BP II, as applicable, (y) no other Person has beneficial ownership of any of the Voting Stock included in determining whether the threshold set forth in clause (x) has been satisfied and (z) any Rank Party controls a majority of the Board of Directors of each of BP I and BP II or any direct or indirect parent of BP I or BP II, as applicable.

“Rating Agency” means (1) each of Moody’s and S&P and (2) if Moody’s or S&P ceases to rate the Senior Notes for reasons outside of the Issuers’ control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Issuers or any direct or indirect parent of an Issuer as a replacement agency for Moody’s or S&P, as the case may be.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any participation interests issued or sold in connection with, and all other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Financing.

“Receivables Financing” means any transaction or series of transactions that may be entered into by BP I, BP II or any of their respective Subsidiaries pursuant to which BP I, BP II or any of their respective Subsidiaries may sell, convey or otherwise transfer to (a) a Receivables Subsidiary or (b) any other Person, or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of BP I, BP II or any of their respective Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable and any Hedging Obligations entered into by BP I, BP II or any such Subsidiary in connection with such accounts receivable.

“Receivables Repurchase Obligation” means any obligation of a seller of receivables in a Qualified Receivables Financing to repurchase receivables arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Receivables Subsidiary” means a Wholly Owned Subsidiary of BP I or BP II (or another Person formed for the purposes of engaging in Qualified Receivables Financing with BP I or BP II in which BP I or BP II or any of Subsidiary of BP I or BP II makes an Investment and to which BP I, BP II or any Restricted Subsidiary transfers accounts receivable and related assets) that engages in no activities other than in connection with the financing of accounts receivable of BP I, BP II and their respective Subsidiaries, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and that is designated by the Board of Directors of each of the Issuers (as provided below) as a Receivables Subsidiary and:

(a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by BP I, BP II or any Restricted Subsidiary (excluding guarantees of obligations (other than the principal of and interest on Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is with recourse to or obligates BP I, BP II or any Subsidiary of BP I or BP II in any way other than pursuant to Standard Securitization Undertakings or (iii) subjects any property or asset of BP I, BP II or any other Subsidiary of BP I or BP II, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

(b) with which neither BP I, BP II nor any other Restricted Subsidiary has any material contract, agreement, arrangement or understanding other than on terms which BP I or BP II reasonably believes to be no less favorable to BP I, BP II or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of any Issuer; and

(c) to which neither BP I, BP II nor any other Restricted Subsidiary has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

Any such designation by the Board of Directors of each of the Issuers shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of each of the Issuers giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.

“Reference Date” means June 29, 2007.

“Representative” means the trustee, agent or representative (if any) for any Indebtedness; provided that if, and for so long as, any Indebtedness lacks such a Representative, then the Representative for such Indebtedness shall at all times constitute the holder or holders of a majority in outstanding principal amount of obligations under such Indebtedness.

“Restricted Cash” means cash and Cash Equivalents held by BP I, BP II or any Restricted Subsidiaries that are contractually restricted from being distributed or otherwise paid to any Issuer or not available for general corporate purposes, except for such restrictions that are contained in agreements governing Indebtedness permitted under the Senior Notes Indenture.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, with respect to any Person, any Subsidiary of such Person other than an Unrestricted Subsidiary of such Person. Unless otherwise indicated in this “Description of the February 2011 Senior Notes,” all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of each of BP I and BP II.

“Reynolds 2007 Credit Agreement” means the Senior Secured Facilities Agreement dated February 21, 2008, among Reynolds Packaging Group (NZ) Limited, Closure Systems International Holdings Inc., Closure Systems International B.V., Reynolds Consumer Products Holdings Inc. and Reynolds Treasury (NZ) Limited, as borrowers, the Lenders party thereto, Australia and New Zealand Banking Group Limited, BOS International (Australia) Limited, Calyon Australia Limited and Credit Suisse, as joint lead arrangers and underwriters, and Credit Suisse as facility agent and security trustee, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder (subject to compliance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Liens”) or altering the maturity thereof.

“Reynolds Acquisition” means collectively (a) the acquisition by BP III of all the Equity Interests of each of Closure Systems International (Luxembourg) S.àr.l and Reynolds Consumer Products (Luxembourg) S.àr.l and (b) the acquisition by Reynolds Group Holdings Inc., a direct wholly owned subsidiary of BP III, of all the Equity Interests of Reynolds Consumer Products Holdings Inc.

“Reynolds Acquisition Documents” means the (i) Stock Purchase Agreement, dated as of October 15, 2009, by and among BP III, Reynolds Group Holdings Inc., a direct wholly-owned subsidiary of BP III, and Reynolds Consumer Products (NZ) Limited, a New Zealand company and (ii) Stock Purchase Agreement, dated as of October 15, 2009, by and between BP III and Closure Systems International (NZ) Limited, a New Zealand company, and any other document entered into in connection therewith, in each case as amended, supplemented or modified from time to time prior to November 5, 2009.

“Reynolds Foodservice Acquisition” means, collectively, (a) the acquisition by Reynolds Group Holdings Inc., a direct wholly owned subsidiary of BP III, of all of the Equity Interests of Reynolds Packaging Inc., (b) the acquisition by Closure Systems International B.V., an indirect wholly owned subsidiary of BP III, of all of the Equity Interests of Reynolds Packaging International B.V., together with a minority interest in Reynolds Metals Company de Mexico S. de R.L. de C.V., from an affiliated entity, that along with Reynolds Group Holdings Inc. and Closure Systems International B.V., is beneficially owned by Mr. Graeme Richard Hart.

“Reynolds Foodservice Acquisition Document” means the Stock Purchase Agreement, dated as of September 1, 2010, among BP III, Reynolds Group Holdings Inc., Closure Systems International B.V. and Reynolds Packaging (NZ) Limited.

“Reynolds Foodservice Transactions” means the Reynolds Foodservice Acquisition and the transactions related thereto.

“Reynolds Transactions” means the Reynolds Acquisition and the transactions related thereto (including the transactions contemplated in that certain Steps Plan and Structure Chart dated November 3, 2009, prepared by RGHL), including the repayment of the Reynolds 2007 Credit Agreement, the issuance and guarantee of, and granting of security in relation to, the 2009 Notes, the entering into and borrowings and guarantees under, and granting of security in relation to, the Senior Secured Credit Facilities, the amendment to the 2007 Intercreditor Agreement, entry into the First Lien Intercreditor Agreement and the contribution by RGHL of funds in return for common equity of BP I.

“RP Reference Date” means November 5, 2009.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired by BP I, BP II or a Restricted Subsidiary whereby BP I, BP II or a Restricted Subsidiary transfers such property to a Person and BP I, BP II or such Restricted Subsidiary leases it from such Person, other than leases between BP I, BP II and a Restricted Subsidiary or between Restricted Subsidiaries.

“S&P” means Standard & Poor’s Ratings Group or any successor to the rating agency business thereof.

“SEC” means the Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness secured by a Lien.

“Secured Leverage Ratio” means, with respect to any Person at any date, the ratio of (i) Secured Indebtedness of such Person less the amount of Cash Equivalents in excess of any Restricted Cash that would be stated on the balance sheet of such Person and its Restricted Subsidiaries and held by such Person and its Restricted Subsidiaries as of such date of determination to (ii) EBITDA of such Person for the four full fiscal quarters for which internal financial statements are available immediately preceding the Secured Leverage Calculation Date (as defined below); provided, however, that for the purposes of this definition of Secured Leverage Ratio, Secured Indebtedness shall not include any Indebtedness represented by the 2007 Senior Notes (including the guarantees thereof) or the 2007 Senior Subordinated Notes (including the guarantees thereof) for long as such 2007 Notes are outstanding; provided further, however, that in the event that at any time after the Issue Date, any of the 2007 Senior Notes or any or the 2007 Senior Subordinated Notes is secured by any Lien that did not secure such 2007 Senior Notes or 2007 Senior Subordinated Notes on the Issue Date (other than any Lien that replaces the Lien in existence on the Issue Date so long as such replacement Lien is in respect of the same property as the Lien in existence on the Issue Date), such 2007 Senior Notes or 2007 Senior Subordinated Notes shall be deemed Secured Indebtedness for the purposes of this definition of Secured Leverage Ratio for so long as such Lien secures such 2007 Senior Notes or 2007 Senior Subordinated Notes. In the event that such Person or any of its Restricted Subsidiaries Incurs, repays, repurchases or redeems any Secured Indebtedness subsequent to the commencement of the period for which the Secured Leverage Ratio is being calculated but prior to the event for which the calculation of the Secured Leverage Ratio is made (the “Secured Leverage Calculation Date”), then the Secured Leverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Secured Indebtedness as if the same had occurred at the beginning of the applicable four-quarter period; provided that the Issuers may elect pursuant to an Officers’ Certificate delivered to the Trustee to treat all or any portion of the commitment under any Secured Indebtedness as being Incurred at such time, in which case any subsequent Incurrence of Secured Indebtedness under such commitment shall not be deemed, for purposes of this calculation, to be an Incurrence at such subsequent time.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations (including the Transactions) and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, and any operational changes that BP I, BP II or any of the Restricted Subsidiaries has determined to make or have made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Secured Leverage Calculation Date (each, for purposes of this definition, a “pro forma event”) shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations (including the Transactions), discontinued operations and other operational changes (and the change of any associated Secured Indebtedness and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into BP I, BP II or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, amalgamation, consolidation, discontinued operation or operational change, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Secured Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, amalgamation, consolidation or operational change had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuers. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the Issuers as set forth in an Officers’ Certificate, to reflect operating expense reductions and other operating improvements or synergies reasonably expected to result from the applicable pro forma event (including, to the extent applicable, from the Transactions).

“Securities Act” means the US Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Senior Indebtedness” means, with respect to any Person, (a) Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred and (b) all other Obligations of such Person (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of Indebtedness described in clause (a), unless, in the case of clauses (a) and (b), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such Indebtedness or other Obligations in respect thereof are subordinate in right of payment to the Senior Notes or the Senior Note Guarantee of such Person, as the case may be; provided, however, that Senior Indebtedness shall not include:

(1) any obligation of such Person to BP I, BP II or any Subsidiary of BP I or BP II;

(2) any liability for national, state, local or other taxes owed or owing by such Person;

(3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof (other than by way of letter of credit, bank guarantee, performance or other bond, or other similar obligation) or instruments evidencing such liabilities);

(4) any Capital Stock;

(5) any Indebtedness or other Obligation of such Person which is subordinate or junior in right of payment to any other Indebtedness or other Obligation of such Person; or

(6) that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Senior Notes Indenture.

“Senior Note Guarantee” means any guarantee of the obligations of the Issuers under the Senior Notes Indenture and the Senior Notes by any Person in accordance with the provisions of the Senior Notes Indenture.

“Senior Note Guarantors” means (x) RGHL, BP I and the Restricted Subsidiaries that entered into the Senior Notes Indenture on the Issue Date (other than the Issuers) and (y) any Person that subsequently becomes a Senior Note Guarantor in accordance with the terms of the Senior Notes Indenture; provided that upon the release or discharge of such Person from its Senior Note Guarantee in accordance with the Senior Notes Indenture, such Person shall cease to be a Senior Note Guarantor.

“Senior Notes Registration Rights Agreement” means the Senior Notes Registration Rights Agreement related to the Senior Notes, dated as of the Issue Date, among the Issuers, the Senior Note Guarantors and the Initial Purchasers, as such agreement may be amended, modified or supplemented from time to time.

“Senior Secured Credit Facilities” means the Credit Agreement dated as of November 5, 2009, among, among others, BP I and Credit Suisse, as administrative agent, the other financial institutions party thereto, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder (subject to compliance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Liens”) or altering the maturity thereof.

“Senior Secured Note Guarantee” means any guarantee of the obligations of the Issuers under the Senior Secured Notes Indenture and the Senior Secured Notes by any Person in accordance with the provisions of the Senior Secured Notes Indenture.

“Senior Secured Note Guarantors” means (x) RGHL, BP I and the Restricted Subsidiaries that entered into the Senior Secured Notes Indenture on the Issue Date (other than the Issuers) and (y) any Person that subsequently becomes a Senior Secured Note Guarantor in accordance with the terms of the Senior Secured Notes Indenture; provided that upon the release or discharge of such Person from its Senior Secured Note Guarantee in accordance with the Senior Secured Notes Indenture, such Person shall cease to be a Senior Secured Note Guarantor.

“Senior Secured Notes” means the $1,000,000,000 aggregate principal amount of 6.875% Senior Secured Notes due 2021 pursuant to the Senior Secured Notes Indenture.

“Senior Secured Notes Indenture” means the Senior Secured Notes Indenture dated as of the Issue Date, among the Issuers, certain guarantors, The Bank of New York Mellon, as Trustee, Principal Paying Agent, Transfer Agent, Registrar and Collateral Agent, The Bank of New York Mellon, London Branch, as Paying Agent, and Wilmington Trust (London) Limited, as Additional Collateral Agent, as supplemented, amended and modified from time to time thereafter.

“Senior Secured Notes Security Documents” means those agreements or other instruments entered into pursuant to which security interests in the Collateral (as defined in the Senior Secured Notes Indenture) are granted to secure the Senior Secured Notes and the guarantees thereof.

“Significant Subsidiary” means any Restricted Subsidiary that meets any of the following conditions:

(1) BP I’s, BP II’s and the Restricted Subsidiaries’ investments in and advances to the Restricted Subsidiary exceed 10% of the total assets of BP I, BP II and the Restricted Subsidiaries on a combined consolidated basis as of the end of the most recently completed fiscal year;

(2) BP I’s, BP II’s and the Restricted Subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the Restricted Subsidiary exceeds 10% of the total assets of BP I, BP II and the Restricted Subsidiaries on a combined consolidated basis as of the end of the most recently completed fiscal year; or

(3) BP I’s, BP II’s and the Restricted Subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the Restricted Subsidiary exceeds 10% of such income of BP I, BP II and the Restricted Subsidiaries on a consolidated basis for the most recently completed fiscal year.

“Similar Business” means (a) any businesses, services or activities engaged in by BP I, BP II or any their respective Subsidiaries on the Issue Date and (b) any businesses, services and activities engaged in by BP I, BP II or any their respective Subsidiaries that are related, complementary, incidental, ancillary or similar to any of the foregoing or are extensions or developments of any thereof.

“Squeeze-Out” means the acquisition pursuant to Article 33 of the Swiss Federal Stock Exchanges and Securities Trading Act (SR954.1) by BP III of the remaining Target Shares after at least 98% of the Target’s Voting Stock has been acquired by BP III at the end of the Offer.

“Standard Securitization Undertakings” means representations, warranties, covenants, indemnities and guarantees of performance entered into by BP I, BP II or any Subsidiary of BP I or BP II which BP I or BP II has determined in good faith to be customary in a Receivables Financing including, without limitation, those relating to the servicing of the assets of a Subsidiary, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Subordinated Indebtedness” means (a) with respect to any Issuer, any Indebtedness of such Issuer which is by its terms subordinated in right of payment to the Senior Notes and (b) with respect to any Senior Note Guarantor, any Indebtedness of such Senior Note Guarantor which is by its terms subordinated in right of payment to its Senior Note Guarantee.

“Subordinated Shareholder Funding” means, collectively, any funds provided to BP I or BP II by any direct or indirect parent, any Affiliate of any direct or indirect parent or any Permitted Holder or any Affiliate thereof, in exchange for or pursuant to any security, instrument or agreement other than Capital Stock, in each case issued to and held by any of the foregoing Persons, together with any such security, instrument or agreement and any other security or instrument other than Capital Stock issued in payment of any obligation under any Subordinated Shareholder Funding; provided, however, that such Subordinated Shareholder Funding:

(1) does not (including upon the happening of any event) mature or require any amortization, redemption or other repayment of principal or any sinking fund payment prior to the first anniversary of the Stated Maturity of the Senior Notes (other than through conversion or exchange of such funding into Capital Stock (other than Disqualified Stock) of BP I or BP II or any funding meeting the requirements of this definition) or the making of any such payment prior to the first anniversary of the Stated Maturity of the Senior Notes is restricted by any intercreditor agreement;

(2) does not (including upon the happening of any event) require, prior to the first anniversary of the Stated Maturity of the Senior Notes, payment of cash interest, cash withholding amounts or other cash gross-ups, or any similar cash amounts or the making of any such payment prior to the first anniversary of the Stated Maturity of the Senior Notes is restricted by any intercreditor agreement;

(3) contains no change of control or similar provisions and does not accelerate and has no right to declare a default or event of default or take any enforcement action or otherwise require any cash payment (in each case, prior to the first anniversary of the Stated Maturity of the Senior Notes) or the payment of any amount as a result of any such action or provision, or the exercise of any rights or enforcement action (in each case, prior to the first anniversary of the Stated Maturity of the Senior Notes) is restricted by any intercreditor agreement;

(4) does not provide for or require any security interest or encumbrance over any asset of BP I, BP II or any of their respective Subsidiaries;

(5) pursuant to its terms or pursuant to any intercreditor agreement, is fully subordinated and junior in right of payment to the Senior Notes pursuant to subordination, payment blockage and enforcement limitation terms which are customary in all material respects for similar funding or are no less favorable in any material respect to Holders than those contained in the 2007 Intercreditor Agreement as in effect on the Issue Date with respect to the “Senior Creditors” (as defined therein) in relation to “Parentco Debt” (as defined therein);

provided that any event or circumstance that results in such subordinated obligation ceasing to qualify as Subordinated Shareholder Funding, including it ceasing to be held by any direct or indirect parent, any Affiliate of any direct or indirect parent or any Permitted Holder or any Affiliate thereof, shall constitute an Incurrence of such Indebtedness by BP I, BP II or such Restricted Subsidiary.

“Subsidiary” means, with respect to any Person, (1) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof and (2) any partnership, joint venture or limited liability company of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise and (y) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Substantially All” when used in relation to assets, means assets of the relevant entity or entities having a market value of at least 75% of the market value of all of the assets of such entity or entities at the date of the relevant transactions.

“Target” means SIG Combibloc Group AG (formerly SIG Holding AG), a company limited by shares incorporated in Switzerland registered in the Commercial Register of the Canton of Schaffhausen with the register number CH-290.3.004.149-2.

“Target Shares” means all of the registered shares of Target.

“Tax Distributions” means any distributions described in clause (12) of the covenant entitled “— Certain Covenants — Limitation on Restricted Payments.”

“Taxes” means all present and future taxes, levies, imposts, deductions, charges, duties and withholdings and any charges of a similar nature (including interest, penalties and other liabilities with respect thereto) that are imposed by any government or other taxing authority.

“TOO” means the Ordinance of the Swiss Takeover Board on Public Takeover Offers in effect until December 31, 2008 (SR 954.195.1).

“Total Assets” means the total combined consolidated assets of BP I, BP II and the Restricted Subsidiaries, as shown on the most recent combined balance sheet of BP I and BP II.

“Transactions” means the June 2007 Transactions, the Reynolds Transactions, the Evergreen Transactions, the Pactiv Transactions and the Reynolds Foodservice Transactions.

“Treasury Rate” (as determined by the Issuers) means, with respect to the Senior Notes, as of any redemption date, the yield to maturity as of such date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the date the redemption notice is mailed (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to February 15, 2016; provided that if the period from the redemption date to such date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Officer” means any officer within the corporate trust department of the Trustee, including any managing director, vice president, senior associate or any other officer of the Trustee (1) who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject and (2) who shall have direct responsibility for the administration of the Senior Notes Indenture.

“Trustee” means the party named as such in the Senior Notes Indenture until a successor replaces it and, thereafter, means the successor.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of BP I or BP II that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of RGHL may designate any Subsidiary (other than any Issuer) of BP I or BP II (including any newly acquired or newly formed Subsidiary of BP I or BP II) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on any property of, BP I or BP II or any other Subsidiary of BP I or BP II that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that the Subsidiary to be so designated and its Subsidiaries do not at the time of designation have and do not thereafter Incur any Indebtedness pursuant to which the lender has recourse to any of the assets of BP I, BP II or any of the Restricted Subsidiaries; provided further, however, that either:

(a) the Subsidiary to be so designated has total consolidated assets of $1,000 or less; or

(b) if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under the covenant described under “— Certain Covenants — Limitation on Restricted Payments.”

The Board of Directors of each of the Issuers may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

(x) (1) BP I or BP II could Incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or (2) the Fixed Charge Coverage Ratio for BP I, BP II and its Restricted Subsidiaries would be greater than such ratio for BP I, BP II and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation; and

(y) no Event of Default shall have occurred and be continuing.

Any such designation by the Board of Directors of each of the Issuers shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of each of the Issuers giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“US Controlled Foreign Subsidiary” means any Person that (A)(i) is a Foreign Subsidiary and (ii) is a “controlled foreign corporation” within the meaning of Section 957(a) of the Code and the US Treasury Regulations thereunder or (B)(i) is a Domestic Subsidiary and (ii) has no material assets other than securities of one or more Foreign Subsidiaries (which are “controlled foreign corporations” within the meaning of Section 957(a) of the Code and the US Treasury Regulations thereunder) of such Domestic Subsidiary and indebtedness issued by such Foreign Subsidiaries.

“U.S. Dollar Equivalent” means with respect to any monetary amount in a currency other than U.S. Dollars, at any time for determination thereof by BP I, BP II or the Trustee, the amount of U.S. Dollars obtained by converting such currency other than U.S. Dollars involved in such computation into U.S. Dollars at the spot rate for the purchase of U.S. Dollars with the applicable foreign currency as published in The Wall Street Journal in the “Exchange Rates” column under the heading “Currency Trading” (or, if The Wall Street Journal is no longer published, or if such information is no longer available in The Wall Street Journal, such source as may be selected in good faith by BP I or BP II) on the date of such determination.

“US Proceeds Loans” means (a) the intercompany loan from the US Issuer I to Closure Systems International Holdings Inc., dated as of November 5, 2009 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the 2009 Notes, (b) the intercompany loan from the US Issuer I to Reynolds Group Holdings Inc., dated as of November 5, 2009 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the 2009 Notes, (c) the intercompany loan from the US Issuer I to Reynolds Group Holdings Inc., dated May 4, 2010 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the May 2010 Notes, (d) the intercompany loan from US Issuer I to Reynolds Acquisition Corporation, dated November 16, 2010 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds of the October 2010 Senior Notes and the October 2010 Senior Secured Notes and (e) the intercompany loan from the US Issuer I to Pactiv Corporation, dated February 1, 2011 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the Senior Secured Notes and/or the Senior Notes.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing (1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by (2) the sum of all such payments.

“Wholly Owned Restricted Subsidiary” is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or other similar shares required pursuant to applicable law) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

DESCRIPTION OF THE AUGUST 2011 SENIOR SECURED NOTES

General

On August 9, 2011, RGHL US Escrow II LLC, a Delaware limited liability company (the “US LLC Escrow Issuer”), and RGHL US Escrow II Inc., a Delaware corporation (the “US Corporate Escrow Issuer” and, together with the US LLC Escrow Issuer, the “Escrow Issuers”), issued $1,500,000,000 aggregate principal amount of Senior Secured Notes (the “Senior Secured Notes”) pursuant to a Senior Secured Notes Indenture (the “Senior Secured Notes Indenture”), among themselves, The Bank of New York Mellon, as Trustee, Principal Paying Agent, Transfer Agent, Registrar and Collateral Agent, The Bank of New York Mellon, London Branch, as Paying Agent and Wilmington Trust (London) Limited, as Additional Collateral Agent. Proceeds of the offering were held in escrow until September 8, 2011. Upon the initial issuance of the Senior Secured Notes, the Senior Secured Notes were obligations of the Escrow Issuers, and were not obligations of Reynolds Group Issuer LLC, a Delaware limited liability company (the “U.S. Issuer I”), Reynolds Group Issuer Inc., a Delaware corporation (the “U.S. Issuer II” and, together with the U.S. Issuer I, the “U.S. Issuers”), Reynolds Group Issuer (Luxembourg) S.A., a company incorporated as a société anonyme (a public limited liability company) under the laws of Luxembourg (the “Luxembourg Issuer” and, together with the U.S. Issuers, the “Issuers”) or the Senior Secured Note Guarantors (as defined below). On September 8, 2011, 2011, (i) the U.S. LLC Escrow Issuer merged with and into the U.S. Issuer I, with the U.S. Issuer I surviving the merger and assuming by operation of law the obligations of the U.S. LLC Escrow Issuer under the Senior Secured Notes Indenture, the Senior Secured Notes and the other applicable documents, (ii) the U.S. Corporate Escrow Issuer merged with and into the U.S. Issuer II, with the U.S. Issuer II surviving the merger and assuming by operation of law the obligations of the U.S. Corporate Escrow Issuer under the Senior Secured Notes Indenture, the Senior Secured Notes and the other applicable documents, and (iii) the Luxembourg Issuer assumed, on a joint and several basis with the US Issuers, the obligations of the Escrow Issuer under the Senior Secured Notes Indenture, the Senior Secured Notes and the other applicable documents.

The terms of the new Senior Secured Notes are substantially identical to the terms of the old Senior Secured Notes, except that the new Senior Secured Notes are registered under the Securities Act and therefore will not contain restrictions on transfer or provisions relating to additional interest, bear a different CUSIP or ISIN number from the old Senior Secured Notes and will not entitle their holders to registration rights. The new Senior Secured Notes will otherwise be treated as the old Senior Secured Notes for purposes of the Senior Secured Notes Indenture.

The Senior Secured Notes Indenture contains provisions that define your rights and govern the obligations of the Issuers under the Senior Secured Notes. Copies of the Senior Secured Notes Indenture and the Senior Secured Notes are filed as exhibits to the registration statement of which this prospectus forms a part and will be made available to holders of the Senior Secured Notes upon request. See “Where You Can Find More Information.”

Terms used in this “Description of the August 2011 Senior Secured Notes” section and not otherwise defined have the meanings set forth in the section “— Certain Definitions.” As used in this “Description of the August 2011 Senior Secured Notes” section, (1) “we”, “us” and “our” mean Beverage Packaging Holdings (Luxembourg) I S.A. (including any successor in interest thereto, “BP I”) and its Subsidiaries (including the Issuers), and (2) “RGHL” refers only to Reynolds Group Holdings Limited (including any successor in interest thereto). For all purposes of the Senior Secured Notes Indenture and this “Description of the August 2011 Senior Secured Notes,” references to an entity shall be to it and to any successor in interest thereto. Any reference to “Senior Secured Notes” in this “Description of the August 2011 Senior Secured Notes” refers to the new Senior Secured Notes and any old Senior Secured Notes that are not exchanged in the exchange offer.

The Senior Secured Notes, the Senior Notes, and the Indebtedness incurred under the Senior Secured Credit Facilities in connection with the Graham Packaging Acquisition were incurred pursuant to the fixed charge coverage ratio incurrence test, or applicable baskets provided for, under the February 2011 Senior Indenture, the February 2011 Senior Secured Indenture, the October 2010 Senior Indenture, the October 2010 Senior Secured Indenture, the May 2010 Indenture, the 2009 Indenture, the 2007 Senior Note Indenture and the 2007 Senior Subordinated Note Indenture. The Indebtedness incurred under the Senior Secured Credit Facilities, the 2009 Notes, the October 2010 Senior Secured Notes and the February 2011 Senior Secured Notes and the Senior Secured Notes is classified as “First Lien Obligations” under the 2009 Indenture, the October 2010 Senior Secured Indenture and the February 2011 Senior Secured Indenture, “First Priority Lien Obligations” under the 2007 Senior Note Indenture and the 2007 Senior Subordinated Note Indenture and “Secured Indebtedness” under the May 2010 Indenture, the October 2010 Senior Indenture and the February 2011 Senior Indenture. The Senior Notes are classified as “Senior Indebtedness” under the February 2011 Senior Secured Indenture, the February 2011 Senior Indenture, October 2010 Senior Secured Indenture, the October 2010 Senior Indenture, the May 2010 Indenture, the 2009 Indenture, the 2007 Senior Note Indenture and the 2007 Senior Subordinated Note Indenture. For a description of the Senior Secured Credit Facilities and certain of our other indebtedness, see “Description of Certain Other Indebtedness and Intercreditor Agreements” and for a description of the Senior Notes, see “Description of the August 2011 Senior Notes.” In addition, the Senior Secured Notes Indenture permits us to incur other Indebtedness that constitutes First Lien Obligations, which may have security interests in the Collateral that may be prior to, or pari passu with, the security interests securing the Senior Secured Notes and Senior Secured Note Guarantees and are classified as “First Priority Lien Obligations” under the 2007 Senior Note Indenture and 2007 Senior Subordinated Note Indenture and “First Lien Obligations” under the February 2011 Senior Secured Indenture, the October 2010 Senior Secured Indenture and the 2009 Indenture. Any such security interests in the Collateral may give the holders thereof rights with respect to the Collateral, including enforcement of the Liens with respect thereto, that may diminish the value of the security interests in the Collateral in favor of the Senior Secured Notes.

Brief Description of the Senior Secured Notes and the Senior Secured Note Guarantees

The Senior Secured Notes are general senior secured obligations of the Issuers and:

•	are the joint and several obligations of the Issuers;

•	are effectively senior to all of our unsecured Indebtedness to the extent of the value of the Collateral securing the Senior Secured Notes;

•	rank pari passu in right of payment with all existing and future Senior Indebtedness of the Issuers, including the February 2012 Notes, the February 2011 Senior Secured Notes, the February 2011 Senior Notes, the October 2010 Senior Secured Notes, the October 2010 Senior Notes, the May 2010 Notes, the 2009 Notes, the Senior Notes and the Senior Secured Credit Facilities;

•	are secured on a first-priority lien basis by the Collateral subject to a shared lien of equal priority with the Senior Secured Credit Facilities, the 2009 Notes, the October 2010 Senior Secured Notes and the February 2011 Senior Secured Notes and certain future First Lien Obligations and certain prior ranking liens permitted under the Senior Secured Notes Indenture (see “— Certain Covenants — Liens” and “— Certain Definitions — Permitted Liens”);

•	are effectively subordinated to certain First Lien Obligations to the extent such First Lien Obligations are secured by property that does not also secure the Senior Secured Notes to the extent of the value of all such property;

•	are senior in right of payment to any existing and future Subordinated Indebtedness of the Issuers, including the Issuers’ guarantees of the 2007 Senior Notes and the 2007 Senior Subordinated Notes;

•	are guaranteed on a senior basis by the Senior Secured Note Guarantors and certain of such guarantees have the benefit of the security interests described below;

•	are not guaranteed by BP II, a finance Subsidiary of RGHL, and are therefore effectively subordinated to all claims that holders of 2007 Senior Notes and 2007 Senior Subordinated Notes may have against the assets of BP II (other than the proceeds loans made by BP II to BP I which is included in the Collateral); and

•	are subordinated to all claims of creditors, including trade creditors, and claims of preferred stockholders (if any) of each of the Subsidiaries of RGHL (including BP II) that is not a Senior Secured Note Guarantor.

The Senior Secured Note Guarantees will become effective on the Escrow Release Date and will be the general senior obligations of each Senior Secured Note Guarantor and:

•	rank pari passu in right of payment with all existing and future Senior Indebtedness of such Senior Secured Note Guarantor;

•	are secured on a first priority lien basis by the Collateral owned by such Senior Secured Note Guarantor (if any), in each case, subject to a shared lien of equal priority with the Senior Secured Credit Facilities, the 2009 Notes, the October 2010 Senior Secured Notes and the February 2011 Senior Secured Notes and certain future First Lien Obligations and certain prior ranking liens permitted under the Senior Secured Notes Indenture (see “— Certain Covenants — Liens” and “— Certain Definitions — Permitted Liens”);

•	are effectively subordinated to certain First Lien Obligations of such Senior Secured Note Guarantor to the extent such First Lien Obligations are secured by property that does not also secure the Senior Secured Notes to the extent of the value of all such property; and

•	are senior in right of payment to any Subordinated Indebtedness of such Senior Secured Note Guarantor, including such Senior Secured Note Guarantor’s guarantee of the 2007 Senior Notes and the 2007 Senior Subordinated Notes.

All security for the Senior Secured Notes and the Senior Secured Note Guarantees is granted and implemented consistent with the Agreed Security Principles. The Agreed Security Principles are designed to give us flexibility not to pledge certain of our assets even if we would otherwise be required to do so if, among other things, in our judgment, the cost of doing so is excessive in relation to the benefit accruing to the Holders. The Agreed Security Principles may limit the amount of stock, assets and other property we pledge as Collateral from time to time and may result in different classes or series of First Lien Obligations having different security interests in our stock, assets and other property.

Principal, Maturity and Interest

The Issuers issued an aggregate principal amount of $1,500,000,000 of Senior Secured Notes. The Issuers may issue additional Senior Secured Notes, from time to time (“Additional Senior Secured Notes”). Any offering of Additional Senior Secured Notes is subject to the covenants described below under the caption “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Liens.” The Senior Secured Notes and any Additional Senior Secured Notes subsequently issued under the Senior Secured Notes Indenture will be treated as a single class for all purposes under the Senior Secured Notes Indenture, including waivers, amendments, redemptions and offers to purchase. Holders of Additional Senior Secured Notes actually issued will share equally and ratably in the Collateral with the holders of the Senior Secured Notes. Unless the context otherwise requires, for all purposes of the Senior Secured Notes Indenture and this “Description of the August 2011 Senior Secured Notes,” references to the Senior Secured Notes include any Additional Senior Secured Notes actually issued.

The Senior Secured Notes will mature on August 15, 2019. Each Senior Secured Note bears interest at 7.875% per annum, payable semi-annually in arrears to holders of record at the close of business on February

1 or August 1 immediately preceding the interest payment date on February 15 and August 15 of each year, commencing February 15, 2012. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

The Senior Secured Notes are issued only in fully registered form, without coupons, in minimum denominations of $100,000 and any integral multiple of $1,000 in excess thereof.

No service charge will be made for any registration of transfer or exchange of Senior Secured Notes, but the Issuers may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith. Principal of, premium, if any, and interest on the Senior Secured Notes will be payable, and the Senior Secured Notes may be exchanged or transferred, at the office or agency designated by the Issuers (which initially shall be the principal corporate trust office of the Paying Agent).

Paying Agent and Registrar for the Senior Secured Notes

The Issuers maintain a paying agent for the Senior Secured Notes in New York, NY. The Issuers have undertaken under the Senior Secured Notes Indenture that they will ensure, to the extent practicable and permitted by law, that they maintain a paying agent in a European Union member state that will not be obliged to withhold or deduct tax pursuant to the European Union Directive 2003/48/EC regarding the taxation of savings income (the “Directive”) and currently intend to maintain a paying agent in London, England. The initial Paying Agent is The Bank of New York Mellon, in New York (the “Paying Agent”).

The Issuers maintain one or more registrars (each, a “Registrar”) and a transfer agent in New York, NY. The initial Registrar is The Bank of New York Mellon. The initial transfer agent is The Bank of New York Mellon, in New York. The Registrar maintains a register outside the United Kingdom reflecting ownership of Definitive Registered Senior Secured Notes outstanding from time to time and the transfer agent in New York facilitates transfers of Definitive Registered Senior Secured Notes on behalf of the Issuers. The transfer agent performs the functions of a transfer agent.

The Issuers may change any Paying Agent, Registrar or transfer agent for the Senior Secured Notes without prior notice to the noteholders. BP I or any of its Subsidiaries may act as Paying Agent (other than with respect to Global Senior Secured Notes) or Registrar subject to the requirement to maintain a paying agent in a European Union member state that will not be obliged to withhold or deduct tax pursuant to the Directive.

Upon written request from the Luxembourg Issuer, the Registrar shall provide the Luxembourg Issuer with a copy of the register to enable it to maintain a register of the Senior Secured Notes at its registered office.

Optional Redemption

In addition to the optional redemption for taxation reasons as described below, on or after August 15, 2015, the Issuers may redeem the Senior Secured Notes at their option, in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address (or otherwise delivered in accordance with applicable DTC procedures), at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on August 15 of the years set forth below. Without limiting the Issuers’ obligations under the Senior Secured Notes Indenture, the Issuers may provide in such notice that payment of the redemption price and the performance of the Issuers’ obligations with respect to such redemption may be performed by another Person.

Redemption
Period	Price

2015	103.938%
2016	101.969%
2017 and thereafter	100.000%

In addition at any time and from time to time prior to August 15, 2015, the Issuers may redeem the Senior Secured Notes at their option, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address (or otherwise delivered in accordance with applicable DTC procedures), at a redemption price equal to 100% of the principal amount of the Senior Secured Notes redeemed plus the Applicable Premium (as calculated by the Issuers or on behalf of the Issuers by such person as the Issuers shall designate) as of, and accrued and unpaid interest and additional interest, if any, to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). Without limiting the Issuers’ obligations under the Senior Secured Notes Indenture, the Issuers may provide in such notice that payment of the redemption price and the performance of the Issuers’ obligations with respect to such redemption may be performed by another Person.

Notwithstanding the foregoing, at any time and from time to time prior to August 15, 2014, the Issuers may at their option redeem in the aggregate up to 35% of the original aggregate principal amount of the Senior Secured Notes (calculated after giving effect to any issuance of any Additional Senior Secured Notes) with the net cash proceeds of one or more Equity Offerings (1) by BP I or (2) any direct or indirect parent of BP I, in each case to the extent the net cash proceeds thereof are contributed to the common equity capital of BP I or any of its Subsidiaries or used to purchase Capital Stock (other than Disqualified Stock) of any such entity from it, at a redemption price (expressed as a percentage of principal amount thereof) of 107.875%, plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least 65% of the original aggregate principal amount of the Senior Secured Notes (calculated after giving effect to any issuance of any Additional Senior Secured Notes) remain outstanding after each such redemption; provided further, however, that such redemption shall occur within 90 days after the date on which any such Equity Offering is consummated upon not less than 30 nor more than 60 days’ notice mailed to each holder of Senior Secured Notes being redeemed and otherwise in accordance with the procedures set forth in the Senior Secured Notes Indenture.

Notice of any redemption upon any Equity Offering may be given prior to the completion thereof, and any such redemption or notice may, at the Issuers’ discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering. Without limiting the Issuers’ obligations under the Senior Secured Notes Indenture, the Issuers may provide in such notice that payment of the redemption price and the performance of the Issuers’ obligations with respect to such redemption may be performed by another Person.

Selection and Notice

If less than all of the Senior Secured Notes are to be redeemed or are required to be repurchased at any time, the Trustee will select Senior Secured Notes for redemption or repurchase on a pro rata basis, to the extent practicable and in compliance with the requirements of DTC and any stock exchange on which the applicable Senior Secured Notes are then admitted to trading; provided, however, that no Senior Secured Note of $100,000 in aggregate principal amount or less, or other than in an integral multiple of $1,000 in excess thereof, shall be redeemed in part.

If any Senior Secured Note is to be redeemed in part only, the notice of redemption that relates to that Senior Secured Note shall state the portion of the principal amount thereof to be redeemed. In the case of a Definitive Registered Senior Secured Note, a new Senior Secured Note in currency and in principal amount equal to the unredeemed portion of the original Senior Secured Note will be issued in the name of the secured noteholder thereof upon cancellation of the original Senior Secured Note. In the case of a Global Senior Secured Note, an appropriate notation will be made on such Senior Secured Note to decrease the principal amount thereof to an amount equal to the unredeemed portion thereof. Subject to the terms of the applicable redemption notice, Senior Secured Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Senior Secured Notes or portions of them called for redemption.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Issuers are not required to make any mandatory redemption or sinking fund payments with respect to the Senior Secured Notes. However, under certain circumstances, the Issuers may be required to offer to purchase Senior Secured Notes as described under the captions “— Change of Control” and “— Certain Covenants — Asset Sales.” We and our affiliates may at any time and from time to time purchase Senior Secured Notes in the open market or otherwise.

Redemption for Taxation Reasons

The Issuers may redeem the Senior Secured Notes, at their option, in whole, but not in part, upon giving not less than 30 nor more than 60 days’ prior notice (which notice will be irrevocable) to the secured noteholders mailed by first-class mail to each holder’s registered address (or otherwise delivered in accordance with applicable DTC procedures) at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest and additional interest, if any, to the date fixed for redemption (a “Tax Redemption Date”) (subject to the right of secured noteholders of record on the relevant record date to receive interest due on the relevant interest payment date) and all Additional Amounts (as defined under “— Withholding Taxes” below), if any, then due or that will become due on the Tax Redemption Date as a result of the redemption or otherwise, if any, if the Issuers determine in good faith that, as a result of:

(1) any change in, or amendment to, the law or treaties (or any regulations, protocols or rulings promulgated thereunder) of a Relevant Taxing Jurisdiction (as defined under “— Withholding Taxes” below) affecting taxation; or

(2) any change in official position regarding the application, administration or interpretation of such laws, treaties, protocols, regulations or rulings (including a holding, judgment or order by a government agency or court of competent jurisdiction) (each of the foregoing in clauses (1) and (2), a “Change in Tax Law”), any Payor (as defined under “— Withholding Taxes” below), with respect to the Senior Secured Notes or a Senior Secured Note Guarantee is, or on the next date on which any amount would be payable in respect of the Senior Secured Notes would be, required to pay any Additional Amounts, and such obligation cannot be avoided by taking reasonable measures available to such Payor (including the appointment of a new Paying Agent or, where such payment would be reasonable, the payment through another Payor); provided that no Payor shall be required to take any measures that in the Issuers’ good-faith determination would result in the imposition on such person of any legal or regulatory burden or the incurrence by such person of additional costs, or would otherwise result in any adverse consequences to such person.

In the case of any Payor, the Change in Tax Law must be announced or become effective on or after the date of the Prospectus. Notwithstanding the foregoing, no such notice of redemption will be given earlier than 90 days prior to the earliest date on which the Payor would be obliged to make such payment of Additional Amounts. Prior to the publication, mailing or delivery of any notice of redemption of the Senior Secured Notes pursuant to the foregoing, the Issuers will deliver to the Trustee (a) an Officers’ Certificate stating that they are entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to their right so to redeem have been satisfied and (b) an opinion of an independent tax counsel of recognized standing to the effect that the Payor would be obligated to pay Additional Amounts as a result of a Change in Tax Law. The Trustee will accept such Officers’ Certificate and opinion as sufficient evidence of the satisfaction of the conditions precedent described above, in which event it will be conclusive and binding on the secured noteholders.

Subject to the terms of the applicable redemption notice, Senior Secured Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Senior Secured Notes or portions of them called for redemption.

The foregoing provisions will apply mutatis mutandis to the laws and official positions of any jurisdiction in which any successor to a Payor is organized or otherwise considered to be a resident for tax purposes or any political subdivision or taxing authority or agency thereof or therein. The foregoing provisions will survive any termination, defeasance or discharge of the Senior Secured Notes Indenture.

Withholding Taxes

All payments made by any Issuer or any Senior Secured Note Guarantor or any successor in interest to any of the foregoing (each, a “Payor”) on or with respect to the Senior Secured Notes or any Senior Secured Note Guarantee will be made without withholding or deduction for, or on account of, any Taxes unless such withholding or deduction is required by law; provided, however, that a Payor, in any case, may withhold from any interest payment made on the Senior Secured Notes to or for the benefit of any person who is not a “United States person,” as such term is defined for U.S. federal income tax purposes, U.S. federal withholding tax, and pay such withheld amounts to the Internal Revenue Service, unless such person provides documentation to such Payor such that an exemption from U.S. federal withholding tax would apply to such payment if interest on the Senior Secured Notes were treated as income from sources within the U.S. for U.S. federal income tax purposes. If any deduction or withholding for, or on account of, any Taxes imposed or levied by or on behalf of:

(1) any jurisdiction (other than the United States or any political subdivision or governmental authority thereof or therein having power to tax) from or through which payment on the Senior Secured Notes or any Senior Secured Note Guarantee is made by such Payor, or any political subdivision or governmental authority thereof or therein having the power to tax; or

(2) any other jurisdiction (other than the United States or any political subdivision or governmental authority thereof or therein having the power to tax) in which a Payor that actually makes a payment on the Senior Secured Notes or its Senior Secured Note Guarantee is organized or otherwise considered to be a resident for tax purposes, or any political subdivision or governmental authority thereof or therein having the power to tax,

(each of clause (1) and (2), a “Relevant Taxing Jurisdiction”), will at any time be required from any payments made with respect to the Senior Secured Notes or any Senior Secured Note Guarantee, including payments of principal, redemption price, interest or premium, if any, the Payor will pay (together with such payments) such additional amounts (the “Additional Amounts”) as may be necessary in order that the net amounts received in respect of such payments by the secured noteholders or the Trustee, as the case may be, after such withholding or deduction (including any such deduction or withholding from such Additional Amounts), will not be less than the amounts that would have been received in respect of such payments on the Senior Secured Notes or the Senior Secured Note Guarantees in the absence of such withholding or deduction; provided, however, that no such Additional Amounts will be payable for or on account of:

(1) any Taxes that would not have been so imposed or levied but for the existence of any present or former connection between the relevant secured noteholder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, the relevant secured noteholder, if such secured noteholder is an estate, nominee, trust, partnership, limited liability company or corporation) and the

Relevant Taxing Jurisdiction (including being a citizen or resident or national of, or carrying on a business or maintaining a permanent establishment in, or being physically present in, the Relevant Taxing Jurisdiction) but excluding, in each case, any connection arising solely from the acquisition, ownership or holding of such Senior Secured Note, the receipt of any payment in respect thereof or the perfection or enforcement of any security interest related to the Senior Secured Notes;

(2) any Taxes that would not have been so imposed or levied if the holder of the Senior Secured Note had complied with a reasonable request in writing of the Payor (such request being made at a time that would enable such holder acting reasonably to comply with that request) to make a declaration of nonresidence or any other claim or filing or satisfy any certification, information or reporting requirement for exemption from, or reduction in the rate of, withholding to which it is entitled (provided that such declaration of nonresidence or other claim, filing or requirement is required by the applicable law, treaty, regulation or administrative practice of the Relevant Taxing Jurisdiction as a precondition to exemption from the requirement to deduct or withhold all or a part of any such Taxes);

(3) any Taxes that are payable otherwise than by withholding from a payment of the principal of, premium, if any, or interest under the Senior Secured Notes or any Senior Secured Note Guarantee;

(4) any estate, inheritance, gift, sales, excise, transfer, personal property or similar tax, assessment or other governmental charge;

(5) any Taxes that are required to be deducted or withheld on a payment pursuant to the Directive or any law implementing, or introduced in order to conform to, the Directive;

(6) except in the case of the liquidation, dissolution or winding up of the Payor, any Taxes imposed in connection with a Senior Secured Note presented for payment by or on behalf of a secured noteholder or beneficial owner who would have been able to avoid such Tax by presenting the relevant Senior Secured Note to, or otherwise accepting payment from, another paying agent in a member state of the European Union; or

(7) any combination of the above.

Such Additional Amounts will also not be payable (x) if the payment could have been made without such deduction or withholding if the beneficiary of the payment had presented the Senior Secured Note for payment (where presentation is required) within 30 days after the relevant payment was first made available for payment to the secured noteholder or (y) where, had the beneficial owner of the Senior Secured Note been the holder of the Senior Secured Note, such beneficial owner would not have been entitled to payment of Additional Amounts by reason of any of clauses (1) to (7) inclusive above.

The Payor will (i) make any required withholding or deduction and (ii) remit the full amount deducted or withheld to the relevant taxing authority of the Relevant Taxing Jurisdiction in accordance with applicable law.

Upon request, the Payor will use all reasonable efforts to obtain certified copies of tax receipts evidencing the payment of any Taxes so deducted or withheld from each relevant taxing authority of each Relevant Taxing Jurisdiction imposing such Taxes and will provide such certified copies to the Trustee. If, notwithstanding the efforts of such Payor to obtain such receipts, the same are not obtainable, such Payor will provide the Trustee with other evidence reasonably satisfactory to the applicable Holder.

If any Payor will be obligated to pay Additional Amounts under or with respect to any payment made on the Senior Secured Notes, at least 30 days prior to the date of such payment, the Payor will deliver to the Trustee an Officers’ Certificate stating the fact that Additional Amounts will be payable and the amount so payable and such other information necessary to enable the Paying Agent to pay Additional Amounts to secured noteholders on the relevant payment date (unless such obligation to pay Additional Amounts arises less than 45 days prior to the relevant payment date, in which case the Payor shall deliver such Officers’ Certificate and such other information as promptly as practicable after the date that is 30 days prior to the payment date, but no less than five (5) Business Days prior thereto, and otherwise in accordance with the requirements of DTC).

Wherever in the Senior Secured Notes Indenture, the Senior Secured Notes, any Senior Secured Note Guarantee or this “Description of the August 2011 Senior Secured Notes” there is mentioned, in any context:

(1) the payment of principal,

(2) redemption prices or purchase prices in connection with a redemption or purchase of Senior Secured Notes,

(3) interest, or

(4) any other amount payable on or with respect to any of the Senior Secured Notes or any Senior Secured Note Guarantee,

such reference shall be deemed to include payment of Additional Amounts as described under this heading to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The Payor will pay any present or future stamp, court or documentary Taxes, or any other excise, property or similar Taxes, charges or levies that arise in any jurisdiction from the execution, delivery, registration or enforcement of any Senior Secured Notes, the Senior Secured Notes Indenture, or any other document or instrument in relation thereto (other than a transfer of the Senior Secured Notes) excluding any such Taxes, charges or similar levies imposed by any jurisdiction that is not a Relevant Taxing Jurisdiction, and the Payor agrees to indemnify the secured noteholders and the Trustee for any such Taxes paid by such noteholders. The foregoing obligations will survive any termination, defeasance or discharge of the Senior Secured Notes Indenture and will apply mutatis mutandis to any jurisdiction in which any successor to a Payor is organized or otherwise considered to be a resident for Tax purposes or any political subdivision or taxing authority or agency thereof or therein.

Agreed Tax Treatment

The Issuers agree, and by acquiring an interest in the Senior Secured Notes each beneficial owner of a Senior Secured Note agrees, to treat for U.S. federal income tax purposes the Senior Secured Notes as debt of the sole owner of the US Issuer I and interest payments on the Senior Secured Notes as U.S. source interest; provided, however, that this agreement shall cease to apply if the Issuers (i) determine, after taking action that is permissible under the Senior Secured Notes Indenture, that the aforementioned allocation of debt and interest payments is no longer accurate as a result of the changed circumstances, and (ii) promptly notify holders of such determination by sending first-class mail to each holder’s registered address (or otherwise completing delivery in accordance with applicable DTC procedures). Notwithstanding the foregoing, any Issuer or any other Payor may withhold from any interest payment made on any Senior Secured Note to or for the benefit of any person who is not a “United States person,” as such term is defined for U.S. federal income tax purposes, U.S. federal withholding tax, and pay such withheld amounts to the Internal Revenue Service, unless such person provides documentation to such Issuer or other Payor such that an exemption from U.S. federal withholding tax would apply to such payment if interest on such Senior Secured Note were treated as income from sources within the U.S. for U.S. federal income tax purposes.

Ranking

The indebtedness evidenced by the Senior Secured Notes is Senior Indebtedness of the Issuers, is equal in right of payment to all existing and future Senior Indebtedness of the Issuers, has the benefit of a security interest in the Collateral as described under “— Security” and is senior in right of payment to all existing and future Subordinated Indebtedness of the Issuers (including the guarantee of the 2007 Senior Notes and the 2007 Senior Subordinated Notes by each Issuer).

The Indebtedness evidenced by the Senior Secured Note Guarantees is Senior Indebtedness of each Senior Secured Note Guarantor, is equal in right of payment to all existing and future Senior Indebtedness of such Senior Secured Note Guarantor, has the benefit of a security interest in the Collateral as described under “— Security” and is senior in right of payment to all existing and future Subordinated Indebtedness of such Senior Secured Note Guarantor, including such Senior Secured Note Guarantor’s obligations with respect to the 2007 Senior Notes and the 2007 Senior Subordinated Notes. BP II, the issuer of the 2007 Senior Notes and the 2007 Senior Subordinated Notes, has not guaranteed and will not guarantee the Senior Secured Notes.

See “— Security” for a description of the Collateral and the lien priority with respect thereto.

At December 31, 2011, on a pro forma basis after giving effect to the 2012 Refinancing Transactions (as defined in “The Transactions”):

(1) RGHL and its Subsidiaries had an aggregate principal amount of $11,518 million of Indebtedness secured by any Lien outstanding. RGHL and its Subsidiaries would have had $35 million and €63 million of availability under the revolving credit facility under the Senior Secured Credit Facilities and the ability to incur up to €62 million of Secured Indebtedness under Local Facilities;

(2) RGHL and its Subsidiaries had an aggregate principal amount of $10,974 million of First Lien Obligations that share a pari passu lien in the Collateral with the Senior Secured Notes (excluding letters of credit which have been issued, but not drawn upon, $35 million and €63 million of availability under the revolving credit facility under the Senior Secured Credit Facilities and the ability to incur up to €62 million of Secured Indebtedness under Local Facilities); and

(3) RGHL and its Subsidiaries had an aggregate principal amount of $17,516 million of unsubordinated Indebtedness outstanding (whether secured or unsecured) consisting of amounts outstanding under the Senior Secured Credit Facilities, the Senior Secured Notes (including the Senior Secured Note Guarantees with respect thereto), the February 2012 Notes, the Senior Notes (including the Senior Note Guarantees with respect thereto), the February 2011 Senior Secured Notes (including the guarantees with respect thereto), the February 2011 Senior Notes (including the guarantees with respect thereto), the October 2010 Senior Secured Notes (including the guarantees with respect thereto), the October 2010 Senior Notes (including the guarantees with respect thereto), the May 2010 Notes (including the guarantees with respect thereto), the 2009 Notes (including the guarantees with respect thereto) and the 2007 Senior Notes (but not including the guarantees with respect thereto), Pactiv’s outstanding indebtedness, the Local Facilities and certain other local overdraft and local working capital facilities.

In addition, at December 31, 2011, on a pro forma basis after giving effect to the 2012 Refinancing Transactions, RGHL and its Subsidiaries had an aggregate of $1,189 million of Subordinated Indebtedness outstanding consisting of the 2007 Senior Subordinated Notes (including the guarantees with respect thereto) and the guarantees of the 2007 Senior Notes. In addition, RGHL and its Subsidiaries had $25 million of indebtedness outstanding under Local Facilities.

Although the Senior Secured Notes Indenture limits the Incurrence of Indebtedness by BP I, BP II and any Restricted Subsidiaries and the issuance of Disqualified Stock and Preferred Stock by the Issuers and any other Restricted Subsidiaries, such limitation is subject to a number of significant qualifications and exceptions. Under certain circumstances, BP II and BP I and their respective Subsidiaries (including the Issuers) may be able to Incur substantial amounts of additional Indebtedness. Such Indebtedness may be Secured Indebtedness that has a prior or pari passu claim to the Senior Secured Notes on the Collateral or a claim on assets not constituting Collateral. The covenants do not limit the amount of Indebtedness that RGHL may incur. See “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Liens.”

The US Issuer I is a finance company with no operations of its own, and its only material assets are the US Proceeds Loans. The US Issuer II is a finance company with no operations of its own, and no material assets. The Luxembourg Issuer is a finance company with no operations of its own, and its only material assets are the Luxembourg Proceeds Loans. Substantially all of the operations of RGHL are conducted through RGHL’s Subsidiaries. Unless a Subsidiary is a Senior Secured Note Guarantor or one of the Issuers, claims of creditors of such Subsidiary, including trade creditors, and claims of preferred stockholders (if any) of such Subsidiary generally have priority with respect to the assets and earnings of such Subsidiary over the claims of creditors of the Senior Secured Note Guarantors, including holders of the Senior Secured Notes. The Senior Secured Notes, therefore, are effectively subordinated to creditors (including trade creditors) and preferred stockholders (if any) of Subsidiaries of RGHL that are not one of the Issuers or the Senior Secured Note Guarantors (including BP II, which is a finance company). As of December 31, 2011, our various subsidiaries that are not one of the Issuers, the issuer of the 2007 Notes, or Senior Secured Note Guarantors had no more than approximately $10 million of long-term debt (on a consolidated basis and excluding intercompany loan transactions) and $1,577 million of total assets. See “Risk Factors — Risks Related to Our Structure, the Collateral, the Guarantees and the Notes — Not all of our subsidiaries guarantee the notes, and the notes and the guarantees of the notes will be structurally subordinated to all of the claims of creditors of those non-guarantor subsidiaries.”

Senior Secured Note Guarantees

Each of the Senior Secured Note Guarantors jointly and severally, irrevocably and unconditionally guarantees on a senior basis the performance and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of the Issuers under the Senior Secured Notes Indenture and the Senior Secured Notes, whether for payment of principal of, premium, if any, or interest on the Senior Secured Notes, expenses, indemnification or otherwise (all such obligations guaranteed by such Senior Secured Note Guarantors and by any of RGHL’s Subsidiaries that subsequently become Senior Secured Note Guarantors being herein called the “Guaranteed Obligations”), subject to limitations imposed by applicable local law and certain other limitations imposed by the terms of such guarantees; provided, however, that in no event shall a US Controlled Foreign Subsidiary be required to guarantee the Guaranteed Obligations. The entities that are Senior Secured Note Guarantors based on the guarantees provided with respect to the Senior Secured Credit Facilities, the 2007 Notes, the 2009 Notes, the May 2010 Notes, the October 2010 Senior Secured Notes, the October 2010 Senior Notes, the February 2011 Senior Secured Notes and the February 2011 Senior Notes include entities organized in the following jurisdictions: Australia, Austria, Brazil, British Virgin Islands, Canada, Costa Rica, Germany, Guernsey, Hong Kong, Hungary, Japan, Luxembourg, Mexico, the Netherlands, New Zealand, Switzerland, Thailand, the United States and the United Kingdom, including a pledge of the senior secured intercompany notes. The Senior Secured Note Guarantees are subject to a variety of local laws that may limit or void the Senior Secured Note Guarantees and any security interest with respect thereto and certain other limits imposed under the terms of such Senior Secured Note Guarantees. In some jurisdictions, such as, for example, Japan, Costa Rica and Australia, although our subsidiaries in those jurisdictions are Senior Secured Note Guarantors, they will not pledge any of their assets as Collateral for the Senior Secured Notes pursuant to the Agreed Security Principles. This may be the case even if they pledge some or all of their assets as collateral for the Senior Secured Credit Facilities. For a description of such limitations and the risks associated with the Senior Secured Note Guarantees and Collateral, see

•	“Risk Factors — Risks Related to Our Structure, the Collateral, the Guarantees and the Notes — Fraudulent conveyance laws and other limitations on the enforceability of the notes, the guarantees and, as applicable, the related security, may adversely affect the validity and enforceability of the notes, the guarantees and, as applicable, the related security;”

•	“Risk Factors — Risks Related to Our Structure, the Collateral, the Guarantees and the Notes — Insolvency laws could limit your ability to enforce your rights under the notes, the guarantees and, in the case of the senior secured notes, the security;”

•	“Risk Factors — Risks Related to Our Structure, the Collateral, the Guarantees and the Notes — Enforcing your rights as a holder of the notes or under the guarantees, or with respect to the senior secured notes, the security, across multiple jurisdictions may be difficult;”

•	“Risk Factors — Risks Related to Our Structure, the Collateral, the Guarantees and the Notes— You may be unable to enforce judgments obtained in the United States and foreign courts against us, certain of the guarantors or our or their respective directors and executive officers;”

•	“Risk Factors — Risks Related to Our Structure, the Guarantees and the Notes — Non-U.S. subsidiaries of our U.S. subsidiaries have not and will not guarantee notes, and the notes have only been secured by a limited pledge of certain of such foreign subsidiaries’ capital stock, with no pledge of the assets of any non-U.S. subsidiaries of our U.S. subsidiaries;” and

•	“Certain Insolvency and Other Local Law Considerations.”

In addition, any future guarantor of the Senior Secured Credit Facilities, any other Credit Agreement or Public Debt of BP I, BP II or their respective Subsidiaries will only be required to provide Senior Secured Note Guarantees as required by the covenant under “— Certain Covenants — Future Senior Secured Note Guarantors.” The obligation to provide Senior Secured Note Guarantees for the benefit of the Senior Secured Notes in the future is subject to the Agreed Security Principles. Accordingly, in the future, other Indebtedness, including under the Senior Secured Credit Facilities, the Senior Notes, the February 2011 Senior Secured Notes, the February 2011 Senior Notes, the October 2010 Senior Secured Notes, the October 2010 Senior Notes, the May 2010 Notes, the 2009 Notes, the 2007 Senior Notes and the 2007 Senior Subordinated Notes could have the benefit of guarantees that are not also provided in favor of the Senior Secured Notes. See “— Ranking.”

Such Senior Secured Note Guarantors and any of RGHL’s Subsidiaries that subsequently become Senior Secured Note Guarantors have agreed to pay, subject to limitations imposed by applicable local law and certain other limitations, in addition to the amount stated above, any and all expenses (including reasonable counsel fees and expenses) incurred by the Trustee, the Collateral Agent or the holders in enforcing any rights under the Senior Secured Note Guarantees and the Security Documents. The Senior Secured Notes and the Senior Secured Note Guarantees of a Senior Secured Note Guarantor constitute “Designated Senior Indebtedness” of the Issuers and such Senior Secured Note Guarantor for purposes of the 2007 Senior Note Indenture and the 2007 Senior Subordinated Note Indenture and “Senior Liabilities” for the purposes of the 2007 UK Intercreditor Agreement. For a description of the Collateral and lien priority and intercreditor agreements, see “— Security” below.

Each Senior Secured Note Guarantee is a continuing guarantee and shall, subject to the next paragraph:

(1) remain in full force and effect until payment in full of all the Guaranteed Obligations;

(2) be binding upon each such Senior Secured Note Guarantor and its successors; and

(3) inure to the benefit of and be enforceable by the Trustee, the holders and their successors, transferees and assigns.

Release of Senior Secured Note Guarantees

Subject to the First Lien Intercreditor Agreement and the 2007 UK Intercreditor Agreement, a Senior Secured Note Guarantee of a Senior Secured Note Guarantor will be automatically released upon (a) receipt by the Trustee of a notification from BP I that such Senior Secured Note Guarantee be released and (b) the occurrence of any of the following:

(1) the consummation of any transaction permitted by the Senior Secured Notes Indenture as a result of which such Senior Secured Note Guarantor ceases to be a Restricted Subsidiary;

(2) the release or discharge of the guarantee or other obligation by such Senior Secured Note Guarantor (other than RGHL) of the Senior Secured Credit Facilities or such other guarantee or other obligation that resulted in the creation of such Senior Secured Note Guarantee, except a release or discharge by or as a result of payment under such guarantee;

(3) BP I designating such Senior Secured Note Guarantor to be an Unrestricted Subsidiary in accordance with the covenants described under “— Certain Covenants — Limitation on Restricted Payments” and the definition of “Unrestricted Subsidiary;”

(4) the Issuers’ exercise of their legal defeasance option or covenant defeasance option as described under “— Defeasance,” or if the Issuers’ obligations under the Senior Secured Notes Indenture are discharged in accordance with the terms of the Senior Secured Notes Indenture; or

(5) the transfer or sale of the equity interests of such Senior Secured Note Guarantor pursuant to an enforcement action, in accordance with the terms of the First Lien Intercreditor Agreement.

The Senior Secured Note Guarantor will be required to deliver to the Trustee an Officers’ Certificate stating that all conditions precedent provided for in the Senior Secured Notes Indenture relating to the release have been complied with. A Senior Secured Note Guarantee of a Senior Secured Note Guarantor also will be released as provided under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets.”

Addition of Senior Secured Note Guarantors

Under certain circumstances and subject to the Agreed Security Principles, additional Restricted Subsidiaries may be added as Senior Secured Note Guarantors (see “— Certain Covenants — Future Senior Secured Note Guarantors”).

Security

General

The Senior Secured Notes and the Senior Secured Note Guarantees, with certain exceptions, have the benefit of Liens in the Collateral, which consist of first priority security interests shared with the other First Lien Obligations, including the Senior Secured Credit Facilities, the February 2011 Senior Secured Notes, the October 2010 Senior Secured Notes and the 2009 Notes (subject to Permitted Liens, which may rank ahead of the first priority security interests for the benefit of the Senior Secured Notes, and the exceptions described below), in the Collateral; provided, however, that in no event shall more than 65% of the total outstanding voting Equity Interests, or any of the assets, of any US Controlled Foreign Subsidiary be required to be pledged. The Issuers and RGHL, together with the Trustee, will be responsible for implementing the security arrangements for the Senior Secured Notes and such arrangements may not be implemented in a timely manner or at all.

The Collateral consists of (i) 100% of the Capital Stock of certain existing and future, direct and indirect, wholly owned Subsidiaries of RGHL, the Issuers and the Senior Secured Note Guarantors (subject to the limitations described under “— Limitations on Stock Collateral” and certain other limitations, including as described in the Agreed Security Principles) and (ii) certain assets of the Issuers and certain of the Senior

Secured Note Guarantors located in Austria, Brazil, British Virgin Islands, Canada, Germany, Guernsey, Hong Kong, Hungary, Luxembourg, Mexico, the Netherlands, New Zealand, Switzerland, Thailand, the United States and the United Kingdom.

The Collateral does not comprise all of the assets of the Issuers or the Senior Secured Note Guarantors and is further limited to the extent set forth in the Agreed Security Principles. Among other exclusions from the Collateral, including pursuant to the Agreed Security Principles:

•	Security will not be provided by non-wholly owned Subsidiaries;

•	Security will be limited to the extent deemed necessary to comply with legal limitations, avoid significant tax disadvantages, comply with certain third party arrangements, satisfy fiduciary duties of directors and minimize fees, taxes and duties;

•	Security will not be provided over assets with values lower than certain agreed materiality thresholds, including a €5.0 million threshold for real property, a €250,000 threshold for manufacturing equipment in some jurisdictions and a €1.0 million threshold for certain intellectual property;

•	Security will not be provided to the extent it would have a material adverse effect on the ability of the relevant Issuer or Senior Secured Note Guarantor to conduct business in the ordinary course; and

•	Security will not be provided over Pactiv’s “Principal Manufacturing Properties” (as defined in the Pactiv Base Indenture) to the extent not required to be pledged under the Senior Secured Credit Facilities.

We estimate that the assets of Reynolds Group Holdings Limited and its subsidiaries that are part of the Collateral securing the Senior Secured Notes have a book value greater than the amount of our outstanding secured indebtedness, which totaled $10,353 million, as of December 31, 2011 and measured in accordance with IFRS. Much of the Collateral is, and is expected to continue to be, illiquid, both by its nature and as a result of local limitations relating to enforcement (see “Certain Insolvency and Other Local Law Considerations”). Accordingly, there can be no assurance that the Collateral will be able to be sold in a short period of time or at all or that its value will exceed the amount of Indebtedness it secures, including the Senior Secured Notes.

There are other potential impediments to Holders realizing upon the full value of the Collateral. See “Risk Factors — Risks Related to the Our Structure, the Collateral and the Notes.” Among the potential impediments described in such risk factors are risks relating to enforcement of the security interests in jurisdictions outside of the United States, risks relating to dilution of the Collateral by other secured creditors, including the Senior Secured Credit Facilities and the holders of the February 2011 Senior Secured Notes, the October 2010 Senior Secured Notes and the 2009 Notes and any future permitted secured Indebtedness, risks relating to the use of a Collateral Agent for purposes of securing and enforcing upon the Collateral, risks relating to control of the Collateral Agent by the administrative agent under the Senior Secured Credit Facilities or the representative of the holders of the February 2011 Senior Secured Notes, the October 2010 Senior Secured Notes and the 2009 Notes, in certain cases, and not by the Trustee or the Holders and risks relating to the fact that the security interests in respect of the Senior Secured Notes will, in certain cases, be relying on the First Lien Intercreditor Agreement to achieve first priority pari passu ranking.

Subject to certain conditions, including compliance with the covenants described under “— Certain Covenants — Impairment of Security Interest” and “— Certain Covenants — Liens,” the Senior Secured Note Guarantors and the Issuers are permitted to pledge the Collateral in connection with certain future Incurrences of Indebtedness, including any Additional Senior Secured Notes, or certain Indebtedness of the Issuers or Indebtedness of the Senior Secured Note Guarantors, in each case as permitted under the Senior Secured Indenture. This may make the Collateral less valuable for the holders of the Senior Secured Notes.

Except as limited by “— Certain Covenants — Impairment of Security Interest,” the Issuers and the Senior Secured Note Guarantors may take actions that would result in diminishing (possibly to zero) the value or existence of the Collateral. In the future, additional assets may be pledged by us to secure debt under the Senior Secured Credit Facilities, the February 2011 Senior Secured Notes, the October 2010 Senior Secured Notes, the 2009 Notes, a Credit Agreement or other Public Debt but may not be pledged to secure the Senior Secured Notes. The book value of our assets may not be indicative of the fair market value of such assets, which could be substantially lower. In addition, a substantial portion of our assets will not constitute Collateral for the Senior Secured Notes in any form. Accordingly, the value of the Collateral could be substantially less than the aggregate principal amount of our First Lien Obligations, including the Senior Secured Notes, the February 2011 Senior Secured Notes, the October 2010 Senior Secured Notes, the 2009 Notes, the Senior Secured Credit Facilities and other Secured Indebtedness.

Accordingly, holders of the Senior Secured Notes have the benefit of a security interest in only a portion of the value of the Collateral expected to secure the Senior Secured Notes. In addition, certain of the stock and assets pledged by the Senior Secured Note Guarantors in some jurisdictions have been pledged on a priority basis to secure the obligations to the lenders under certain local working capital facilities. Under the commercially reasonable efforts standard, perfection of the security interests is not required if, in the good faith determination of BP I, it would have a material adverse effect on the ability of any of the Issuers or the relevant Senior Secured Note Guarantor to conduct its operations and business in the ordinary course or if, in the good faith determination of BP I, it would be inconsistent with the Agreed Security Principles. If the Issuers and the Senior Secured Note Guarantors do not implement such security arrangements for the benefit of the Senior Secured Notes (other than in circumstances in accordance with the Agreed Security Principles or as described under “— Limitation on Stock Collateral” below), they will be prohibited from implementing security arrangements with respect to the Senior Secured Credit Facilities, the February 2011 Senior Secured Notes, the October 2010 Senior Secured Notes, the 2009 Notes, Public Debt or other Indebtedness except, in the case of such other Indebtedness, for Permitted Liens.

The aggregate amount of the obligations secured by the Collateral may, subject to the limitations set forth in the Senior Secured Notes Indenture, be increased. A portion of the obligations secured by the Collateral consists or may consist of Indebtedness that is revolving in nature, and the amount thereof that may be outstanding at any time or from time to time may be increased or reduced and subsequently reborrowed and such obligations may, subject to the limitations set forth in the Senior Secured Notes Indenture, be increased, extended, renewed, replaced, restated, supplemented, restructured, repaid, refunded, refinanced or otherwise amended or modified from time to time, all without affecting the provisions of the First Lien Intercreditor Agreement defining the relative rights of the parties thereto.

The Issuers and the Senior Secured Note Guarantors will be able to incur additional First Lien Obligations in the future that could share in the Collateral, including Indebtedness secured by a Permitted Lien that may be prior to, or pari passu with, Liens securing the Senior Secured Notes. In addition, we may Incur Indebtedness secured by a Permitted Lien over assets that are not part of the Collateral, and the amount thereof could be significant. The amount of Secured Indebtedness secured with priority over, or on an equal and ratable basis with, Liens securing the Senior Secured Notes will be limited by the covenant disclosed under “— Certain Covenants — Liens,” and the amount of all such additional indebtedness will be limited by the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuances of Disqualified Stock and Preferred Stock.” Under certain circumstances the amount of Indebtedness and other obligations that benefit from prior ranking security interests or that shares equally and ratably in the Collateral could be significant.

Subject to the terms of the Security Documents, the Issuers and the Senior Secured Note Guarantors have the right to remain in possession and retain exclusive control of the Collateral securing the Senior Secured Notes, to freely operate the Collateral and to collect, invest and dispose of any income therefrom. See “Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — Rights of the holders of Senior Secured Notes may be adversely affected by bankruptcy proceedings in the United States.”

Limitations on Stock Collateral

The Capital Stock and securities of any Restricted Subsidiary (other than BP I, for which we will provide separate financial statements) will constitute Collateral only to the extent that the securing of the Senior Secured Notes with such Capital Stock and securities would not require such Senior Secured Note Guarantor to file separate financial statements with the SEC under Rule 3-16 of Regulation S-X under the Securities Act. In the event that Rule 3-16 of Regulation S-X under the Securities Act requires or is amended, modified or interpreted by the SEC to require (or is replaced with another rule or regulation that would require) the filing with the SEC of separate financial statements of any Restricted Subsidiary (other than BP I) due to the fact that such Restricted Subsidiary’s Capital Stock and securities secure the Senior Secured Notes or any Senior Secured Note Guarantee, then the Capital Stock and securities of such Restricted Subsidiary shall automatically be deemed not to be part of the Collateral (but only to the extent necessary for such Restricted Subsidiary to not be subject to such requirement to provide separate financial statements) and such excluded portion of the Capital Stock and securities is referred to as the “Excluded Stock Collateral.” In such event, the Security Documents may be amended, modified or supplemented, without the consent of any Holder, to the extent necessary to release the security interests on the Excluded Stock Collateral.

In the event that Rule 3-16 of Regulation S-X under the Securities Act is amended, modified or interpreted by the SEC to permit (or is replaced with another rule or regulation that would permit) any Restricted Subsidiary’s Excluded Stock Collateral to secure the Senior Secured Notes in excess of the amount then pledged without the filing with the SEC of separate financial statements of such Senior Secured Note Guarantor, then the Capital Stock and securities of such Restricted Subsidiary shall automatically be deemed to be a part of the Collateral (but only to the extent possible without such Restricted Subsidiary becoming subject to any such filing requirement). In such event, the Security Documents may be amended or modified, without the consent of any Holder, to the extent necessary to subject to the Liens under the Security Documents such additional Capital Stock and securities.

In accordance with the limitations set forth in the two immediately preceding paragraphs, on the date that Rule 3-16 of Regulation S-X becomes applicable to the Senior Secured Notes, the Collateral will include shares of Capital Stock of the Restricted Subsidiaries only to the extent that the applicable value of such Capital Stock (on an entity-by-entity basis) is less than 20% of the aggregate principal amount of the outstanding Senior Secured Notes, except that the foregoing limitation will not apply to shares of Capital Stock of BP I at any time and will not apply to shares of Capital Stock of Graham Holdings or any of its subsidiaries (other than the general partner of Graham Packaging Company, L.P. so long as its principal assets consist solely of a 1% interest in Graham Packaging Company, L.P.) at any time Graham Holdings (or its successors and assigns) and Graham Packaging Company, L.P. (or its successors and assigns) are not Senior Secured Note Guarantors. Certain of the Senior Secured Note Guarantors have Capital Stock valued at or in excess of 20% of the aggregate principal amount of the outstanding Senior Secured Notes; accordingly if Rule 3-16 of Regulation S-X under the Securities Act was applicable to the Senior Secured Notes on such date, each such Senior Secured Note Guarantor’s pledge of such stock as Collateral would be deemed to be limited to stock with a value that is less than 20% of the aggregate principal amount of the outstanding Senior Secured Notes pursuant to these provisions. In the event that Rule 3-16 of Regulation S-X becomes applicable to the Senior Secured Notes, we anticipate that the Capital Stock of multiple subsidiaries of ours organized in various jurisdictions will be subject to such limitations. If, at any time after Rule 3-16 of Regulation S-X becomes applicable to the Senior Secured Notes, the applicable value of the Capital Stock of any Senior Secured Note Guarantor is equal to or exceeds 20% of the aggregate principal amount of the Senior Secured Notes outstanding, the pledge of such Senior Secured Note Guarantor’s Capital Stock shall automatically be deemed to be limited to stock with a value that is less than 20% of the aggregate principal amount of the outstanding Senior Secured Notes. If, at any time after the date Rule 3-16 of Regulation S-X becomes applicable to the Senior Secured Notes, the applicable value of 100% of the Capital Stock of any Senior Secured Note Guarantor becomes less than 20% of the aggregate principal amount of the Senior Secured Notes outstanding and the pledge of such Capital Stock has been deemed limited in accordance with this paragraph prior to such date, the pledge of such Senior Secured Note Guarantor’s Capital Stock shall automatically be deemed to be 100% of its Capital Stock. Accordingly, the portion of the Capital Stock of the Issuers or the Senior Secured Note Guarantors constituting Collateral may decrease or increase as described above. We conduct substantially all of our business through our subsidiaries, many of which have capital stock with a value in excess of 20% of the aggregate principal amount of the Senior Secured Notes. Accordingly, the pledge of stock and securities with respect to each such subsidiary will be limited in value to less than 20% of the aggregate principal amount of the Senior Secured Notes.

In certain circumstances, the pledges by certain entities of intercompany proceeds loans to which they are a party, including the pledge of the Luxembourg Proceeds Loans by the holders thereof and the pledge of the US Proceeds Loans by the holders thereof could be viewed as a pledge of a security by such entity. Accordingly, such entities’ pledge of such proceeds loans could be limited to 20% of the value of the proceeds loans, in accordance with the foregoing paragraphs.

Brief Summary of Security Documents and Intercreditor Agreements

The Issuers, the Senior Secured Note Guarantors and the Collateral Agent (or agents thereof) have entered into multiple agreements or other instruments defining the terms of the security interests that secure the Senior Secured Notes and the Senior Secured Note Guarantees. Those agreements or other instruments pursuant to which security interests in the Collateral are granted to secure the Senior Secured Notes or the Senior Secured Note Guarantees from time to time are referred to as the “Security Documents.” The security interests secure the payment and performance when due of the Obligations of the Issuers and the Senior Secured Note Guarantors under the Senior Secured Notes, the Senior Secured Notes Indenture, the Senior Secured Note Guarantees and the Security Documents, as provided in the Security Documents. Since the Holders are not parties to the Security Documents, the First Lien Intercreditor Agreement or the 2007 UK Intercreditor Agreement, Holders may not, individually or collectively, take any direct action to enforce any rights in their favor under the Security Documents, the First Lien Intercreditor Agreement or the 2007 UK Intercreditor Agreement. The Holders may only act by instructing the Trustee to act whether through the Collateral Agent or otherwise.

We are party to two intercreditor agreements that govern the relative rights of the obligors under our existing and future financing arrangements: (1) the 2007 UK Intercreditor Agreement which sets forth the relative rights and obligations with respect to the lenders (and other secured parties, including certain Local Facilities and providers of Hedging Obligations) under the Senior Secured Credit Facilities, the holders of the February 2011 Senior Secured Notes, the holders of the February 2011 Senior Notes, the holders of the October 2010 Senior Secured Notes, the holders of the October 2010 Senior Notes, the holders of the May 2010 Notes, the holders of the 2009 Notes, the holders of the 2007 Senior Notes, the holders of the 2007 Senior Subordinated Notes and the Senior Secured Notes and the Senior Notes and (2) the First Lien Intercreditor Agreement which sets forth the relative rights and obligations of the lenders (and other secured parties, including certain Local Facilities and providers of Hedging Obligations) under the Senior Secured Credit Facilities and the holders of the 2009 Notes, the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes and the Senior Secured Notes with respect to the Collateral. See “— Description of Certain Other Indebtedness and Intercreditor Agreements — First Lien Intercreditor Agreement”.

The Trustee, as representative for the holders of the Senior Secured Notes, entered into a joinder to the First Lien Intercreditor Agreement and an accession deed to the 2007 UK Intercreditor Agreement and took other steps required to make the obligations with respect to the Senior Secured Notes become “Additional Obligations” under the First Lien Intercreditor Agreement.

Under the First Lien Intercreditor Agreement, as described below, the “Applicable Representative” has the right to direct the Collateral Agent to initiate foreclosures, release Liens in accordance with the Senior Secured Credit Facilities, the Senior Secured Note Documents, the February 2011 Note Documents, the October 2010 Note Documents, the 2009 Note Documents and the documents governing any other series of pari passu first lien obligations that are included as “Additional Obligations” as defined in and under the First

Lien Intercreditor Agreement and take other actions with respect to the Shared Collateral (as defined below), and the representatives of other series of Obligations party to the First Lien Intercreditor Agreement have no right to direct the Collateral Agent to take actions with respect to the Shared Collateral. The Applicable Representative is currently the administrative agent under the Senior Secured Credit Facilities. As long as such administrative agent is the Applicable Representative, the Trustee, as representative of the holders of the Senior Secured Notes, the trustee under the 2009 Indenture, the trustee under the October 2010 Senior Secured Indenture and the trustee under the February 2011 Senior Secured Indenture, will have no rights to direct the Collateral Agent to take any action under the First Lien Intercreditor Agreement. Generally, “Shared Collateral” means, at any time, Collateral in which the holders of two or more series of Obligations (or their respective representatives) hold a valid security interest or upon the enforcement of any guarantee held by two or more series of Obligations (or their respective representatives), the proceeds of such enforcement.

The administrative agent under the Senior Secured Credit Facilities will remain the Applicable Representative until the earlier of (1) the discharge of our Obligations under the Senior Secured Credit Facilities and (2) the Cut-Off Date (as defined below) (unless the Cut-Off-Date has been stayed, deemed not to have occurred or rescinded pursuant to the definition thereof). After such date, the Applicable Representative will be the representative of the series of Obligations that constitutes the largest outstanding principal amount of any then outstanding series of Obligations party to the First Lien Intercreditor Agreement, other than the Obligations under the Senior Secured Credit Facilities, with respect to the Shared Collateral (the “Non-Controlling Representative”) (which series of Obligations may be the 2009 Notes, the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes, the Senior Secured Notes or an additional series of Obligations to be incurred in the future). Accordingly, the Trustee, as representative of the holders of the Senior Secured Notes, may not ever have the right to control the remedies and take other actions with respect to the Shared Collateral.

The “Cut-Off Date” means, with respect to any Non-Controlling Representative, the date which is at least 90 days (throughout which 90 day period such Person was the Non-Controlling Representative) after the occurrence of both (i) an Event of Default (under and as defined in the instrument under which such Non-Controlling Representative is appointed as the representative) and (ii) the Collateral Agent’s and each other relevant representative’s receipt of written notice from such Non-Controlling Representative certifying that (x) such an Event of Default has occurred and is continuing and (y) the Obligations of the series with respect to which such Non-Controlling Representative is the representative are currently due and payable in full (whether as a result of acceleration thereof or otherwise) in accordance with the terms of the applicable instrument governing such Obligations; provided, however, that the Cut-Off Date shall be stayed and shall not occur and shall be deemed not to have occurred and be rescinded (1) at any time the administrative agent under the Senior Secured Credit Facilities or the Collateral Agent has commenced and is diligently pursuing any enforcement action with respect to any Shared Collateral or (2) at any time any grantor which has granted a security interest in such Shared Collateral is then a debtor under or with respect to (or otherwise subject to) any insolvency or liquidation proceeding.

Under the First Lien Intercreditor Agreement, (i) the Applicable Representative has the sole right to instruct the Collateral Agent to act or refrain from acting with respect to the Shared Collateral, (ii) the Collateral Agent shall not follow any instructions with respect to such Shared Collateral from any representative of any Non-Controlling Secured Party (as defined below) or other party to the First Lien Intercreditor Agreement (other than the Applicable Representative) and (iii) no representative of any Non-Controlling Secured Party or other party to the First Lien Intercreditor Agreement (other than the Applicable Representative) will instruct the Collateral Agent to commence any judicial or non-judicial foreclosure proceedings with respect to, seek to have a trustee, receiver, liquidator or similar official appointed for or over, attempt any action to take possession of, exercise any right, remedy or power with respect to, or otherwise take any action to enforce its interests in or realize upon, or take any other action available to it in respect of, any Shared Collateral. A “Non-Controlling Secured Party” shall mean any secured party to the First Lien Intercreditor Agreement whose representative under the First Lien Intercreditor Agreement is not the Applicable Representative. Until the earlier of (1) the discharge of our Obligations under the Senior Secured

Credit Facilities and (2) the Cut-Off Date (unless the Cut-Off-Date has been stayed, deemed not to have occurred or rescinded pursuant to the definition thereof), the holders of the Senior Secured Notes, the holders of the February 2011 Senior Secured Notes, the holders of the October 2010 Senior Secured Notes and the holders of the 2009 Notes will be Non-Controlling Secured Parties. Accordingly, the holders of Senior Secured Notes could be Non-Controlling Secured Parties indefinitely.

Notwithstanding the equal priority of the Liens on any Shared Collateral, the Collateral Agent, acting on the instructions of the Applicable Representative, may deal with the Collateral as if such Applicable Representative had a senior Lien on such Collateral. No representative of any Non-Controlling Secured Party may contest, protest or object to any foreclosure proceeding or action brought by the Collateral Agent. Each of the parties to the First Lien Intercreditor Agreement will agree that it will not contest or support any other person in contesting, in any proceeding (including any insolvency or liquidation proceeding), the perfection, priority, validity or enforceability of a Lien held by or on behalf of any of the parties to the First Lien Intercreditor Agreement in all or any part of the Shared Collateral, or the provisions of the First Lien Intercreditor Agreement.

If an Event of Default (under and as defined in an instrument pursuant to which a series of Obligations whose representative is party to the First Lien Intercreditor Agreement is Incurred) has occurred and is continuing and the Collateral Agent is taking action to enforce rights in respect of any Shared Collateral, or any distribution is made in respect of any Shared Collateral in any insolvency or liquidation proceeding or otherwise of any grantor of Collateral, or the Collateral Agent or any secured party receives any payment pursuant to any intercreditor agreement (other than the First Lien Intercreditor Agreement) with respect to any Shared Collateral, the proceeds of any sale, collection or other liquidation or disposition of any such Shared Collateral received by the Collateral Agent or any secured party and proceeds of any such distribution, shall be applied (i) first, to the payment of all amounts owing to the Collateral Agent (in its capacity as such) pursuant to the terms of the First Lien Intercreditor Agreement and any instrument pursuant to which a series of Obligations whose representative is party to the First Lien Intercreditor Agreement is Incurred, (ii) second, subject to certain limited exceptions, to the payment in full of the Obligations of each series of Obligations whose representative is party to the First Lien Intercreditor Agreement on a ratable basis in accordance with the amounts of such Obligations under the terms of the applicable instrument pursuant to which such Obligations have been incurred and (iii) third, to satisfy other Obligations, including to the extent applicable, under the 2007 UK Intercreditor Agreement.

If any party to the First Lien Intercreditor Agreement obtains possession of any Shared Collateral or realizes any proceeds or payment in respect of any such Shared Collateral, pursuant to any Security Document or by the exercise of any rights available to it under applicable law or in any insolvency or liquidation proceeding or through any other exercise of remedies (including pursuant to any intercreditor agreement), at any time prior to the discharge of each series of Obligations whose representative is party to the First Lien Intercreditor Agreement, then it shall hold such Shared Collateral, proceeds or payment in trust for the other parties to the First Lien Intercreditor Agreement and promptly transfer such Shared Collateral, proceeds or payment, as the case may be, to the Collateral Agent, to be distributed in accordance with the provisions described in the immediately preceding paragraph.

In addition, under the First Lien Intercreditor Agreement, each secured noteholder and secured party under the Senior Secured Credit Facilities (and any additional Persons who may become party to the First Lien Intercreditor Agreement) agrees that (i) it will not institute any suit or assert in any insolvency or litigation proceeding any claim against the Collateral Agent or any other party to the First Lien Intercreditor Agreement seeking damages from or other relief by way of specific performance, instructions or otherwise with respect to any Shared Collateral, (ii) it will not seek, and will waive any right, to have any Shared Collateral or any part thereof marshaled upon any foreclosure or other disposition of such Shared Collateral and (iii) it will not attempt, directly or indirectly, whether by judicial proceedings or otherwise, to challenge the enforceability of any provision of the First Lien Intercreditor Agreement.

By purchasing the Senior Secured Notes, each noteholder authorized the Trustee (1) to appoint the Collateral Agent to act on its behalf as the Collateral Agent under the First Lien Intercreditor Agreement and under each of the other Security Documents and (2) to authorize the Collateral Agent to take such actions on its behalf and to exercise such powers as are delegated to the Collateral Agent by the terms of the First Lien Intercreditor Agreement and the other Security Documents, including for purposes of acquiring, holding and enforcing any and all Liens on Collateral granted by any grantor thereunder to secure any of the First Lien Obligations, together with such powers and discretion as are reasonably incidental thereto.

The First Lien Intercreditor Agreement provides that the Collateral Agent shall not have any duties or obligations except those expressly set forth therein and in the other Security Documents. Without limiting the generality of the foregoing, the Collateral Agent:

(i) shall not be subject to any fiduciary or other implied duties, regardless of whether an Event of Default has occurred and is continuing;

(ii) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated by the First Lien Intercreditor Agreement or by the other Security Documents that the Collateral Agent is required to exercise as directed in writing by the Applicable Representative; provided that the Collateral Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Collateral Agent to liability or that is contrary to any Security Document or applicable law;

(iii) shall not, except as expressly set forth in the First Lien Intercreditor Agreement and in the other Security Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to a grantor or any of its Affiliates that is communicated to or obtained by the Collateral Agent or any of its Affiliates in any capacity;

(iv) shall not be liable for any action taken or not taken by it (1) with the consent or at the request of the Applicable Representative or (2) in the absence of its own gross negligence or willful misconduct or (3) in reliance on a certificate of an authorized officer of an Issuer stating that such action is permitted by the terms of this Agreement; and

(v) shall not be required to take any action for which it has not received written directions and indemnity satisfactory to it.

The Collateral Agent shall be deemed not to have knowledge of any Event of Default under any series of Obligations unless and until written notice describing such Event Default is given to the Collateral Agent by the Representative of such Obligations or a party to the First Lien Intercreditor Agreement. In addition, among other things, the Collateral Agent shall not be responsible for or have any duty to ascertain or inquire into (1) any statement, warranty or representation made in or in connection with the First Lien Intercreditor Agreement or any other Security Document, (2) the contents of any certificate, report or other document delivered under the First Lien Intercreditor Agreement or any other Security Document, (3) the performance or observance of any of the covenants, agreements or other terms or conditions set forth in the First Lien Intercreditor Agreement or any other Security Document, or the occurrence of any Default, (4) the creation, perfection or priority of any Lien purported to be created by the Security Documents or (5) the value or the sufficiency of any Collateral for any series of Obligations, including the Senior Secured Notes.

Future Collateral

Subject to the limitations and exceptions in the Agreed Security Principles, if the Issuers or any Senior Secured Note Guarantor creates any additional security interest upon any property or asset to secure any other First Lien Obligations under the Senior Secured Credit Facilities, any other Credit Agreement or Public Debt, it must use commercially reasonable efforts to concurrently grant a security interest (subject to Permitted Liens) upon such property as security for the Senior Secured Notes; provided, however, that it will not be required to do so if, in the good faith determination of BP I, so doing would, or would result in a material risk of, conflict with the fiduciary duties of the directors of BP I, BP II or any of their respective parents or subsidiaries or contravene any legal prohibition or, in the good faith determination of BP I, result in, or in material risk of, personal or criminal liability on its part of any officer, director or shareholder of BP I, BP II or any of their respective parents or subsidiaries or, in the good faith determination of BP I, be inconsistent with the Agreed Security Principles. Also, if granting a security interest in such property requires the consent of a third party, subject to the Agreed Security Principles, the Issuers will use commercially reasonable efforts to obtain such consent with respect to the security interest for the benefit of the Trustee on behalf of the holders of the Senior Secured Notes. Under the commercially reasonable efforts standard, the Issuers will not be obligated to seek to obtain consent if, in the good faith determination of BP I, to do so would have a material adverse effect on the ability of the Issuers or the relevant Senior Secured Note Guarantors to conduct their operations and business in the ordinary course or if, in good faith determination of BP I, to do so would be inconsistent with the Agreed Security Principles. If such third party does not consent to the granting of the security interest after the use of such commercially reasonable efforts, the applicable entity will not be required to provide such security interest. See “Risk Factors — Risks Related to Our Structure, the Guarantors, the Collateral and the Notes — Security interests in respect of the collateral may be adversely affected by the failure to perfect security interests in certain collateral presently owned or acquired in the future.” and “— Certain Covenants — Future Collateral.”

Release of Collateral

The security interests in the Collateral for the benefit of the Senior Secured Notes will be released:

(a) upon payment in full of principal, interest and all other Obligations on the Senior Secured Notes issued under the Senior Secured Notes Indenture or discharge or defeasance thereof;

(b) to the extent a Senior Secured Note Guarantor would be and is so released pursuant to clause (2) under “— Senior Secured Note Guarantees — Release of Senior Secured Note Guarantees.”;

(c) to enable us to consummate the disposition of such property or assets to the extent not prohibited under the covenant described under “— Certain Covenants — Asset Sales”;

(d) in the case of property or assets of a Senior Secured Note Guarantor that is released from its Senior Secured Note Guarantee with respect to the Senior Secured Notes, on the release of the Senior Secured Note Guarantee of such Senior Secured Note Guarantor;

(e) in the case of the property and assets of a specific Senior Secured Note Guarantor, such Senior Secured Note Guarantor making a Transfer permitted by clause (y) of the last paragraph under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets”;

(f) in the circumstances described under “— Amendments and Waivers” below (including to the extent necessary to facilitate the assumption by a Successor Company of the obligations of the Issuers under the Senior Secured Notes Indenture and the Senior Secured Notes to provide for the assumption by a Successor Senior Secured Note Guarantor of the obligations of a Senior Secured Note Guarantor under the Senior Secured Notes Indenture and its Senior Secured Note Guarantee);

(g) by the Trustee or Collateral Agent, acting on the instructions of the Applicable Representative in accordance with the terms of the First Lien Intercreditor Agreement (other than releases of all or substantially all of the Collateral); or

(h) upon a legal defeasance or covenant defeasance under the Senior Secured Notes Indenture as described below under “— Defeasance.”

The security interest in the 2007 Notes Collateral in favor of the 2007 Senior Notes and 2007 Senior Subordinated Notes will be released upon an enforcement action in accordance with the 2007 UK Intercreditor Agreement. In addition, in order to secure new Indebtedness (where such Indebtedness is permitted under the Senior Secured Notes Indenture and the Lien securing such Indebtedness is a Permitted Lien that is entitled to rank equal with, in priority to or behind the security interests on the Collateral, as applicable), on the date on which such new Indebtedness is incurred, and subject to no Default having occurred and being continuing, the Trustee or Collateral Agent for the Senior Secured Notes, as applicable, is authorized by the Trustee and the Holders to, and shall, at the request of the Issuers or RGHL, release the security interests in the Collateral and will, simultaneously with the grant of Liens in respect of the new Indebtedness, retake such security interests in the Collateral; provided, however, that all holders of Liens on behalf of other Indebtedness or obligations secured by such Collateral concurrently release and (if applicable) retake the security interests in the same manner; provided further, however, that following such release and retaking the security interests in the Collateral are not subject to any new hardening period or limitation (excluding any such hardening period or limitation that existed prior to such release and retaking) which is not also applicable to the Lien granted in favor of the new Indebtedness and any such other Indebtedness or obligations (it being understood that the new Indebtedness and such other Indebtedness and obligations may be subject to longer or more onerous hardening periods or limitations) or the Trustee shall have received a solvency opinion.

To the extent required under the mandatory provisions of the US Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), the Issuers will comply with the provisions of Section 314(b) and 314(d) of the Trust Indenture Act, in each case following qualification of the Senior Secured Notes Indenture pursuant to the Trust Indenture Act. Any certificate or opinion required by Section 314(d) of the Trust Indenture Act may be delivered by an Officer of any Issuer except in cases where Section 314(d) requires that such certificate or opinion be made by an independent engineer, appraiser or other expert, who shall be reasonably satisfactory to the Trustee. Notwithstanding anything to the contrary herein, the Issuers and the Senior Secured Note Guarantors will not be required to comply with all or any portion of Section 314(d) of the Trust Indenture Act if they determine, in good faith based on advice of counsel (which may be internal counsel), that under the terms of such section or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including “no action” letters or exemptive orders, all or any portion of Section 314(d) of the Trust Indenture Act is inapplicable to the released Collateral. Without limiting the generality of the foregoing, certain no-action letters issued by the SEC have permitted an indenture qualified under the Trust Indenture Act to contain provisions permitting the release of collateral from liens under such indenture in the ordinary course of our business without requiring us to provide certificates and other documents under Section 314(d) of the Trust Indenture Act. In addition, under interpretations provided by the SEC, to the extent that a release of a lien is made without the need to obtain the consent of the Holders or the Trustee, the provisions of Section 314(d) may be inapplicable to the release. The Issuers believe, therefore, that such provisions of Section 314(d) will be inapplicable to the release of collateral for so long as releases of collateral are controlled by the lenders under the Senior Secured Credit Facilities and certain other conditions apply.

Upon certification by the Issuers, each of the Trustee and the Collateral Agent shall execute all documents reasonably requested of it to effectuate any release in accordance with these provisions, subject to customary protections and indemnifications. The Collateral Agent or the Trustee, as applicable, at the instruction of and at the cost of the Issuers (as applicable), will agree to any release of the Liens on the Collateral created by the Security Documents that is in accordance with the Senior Secured Notes Indenture and the First Lien Intercreditor Agreement and 2007 UK Intercreditor Agreement without requiring any consent of the Holders, in reliance upon an Opinion of Counsel or Officers’ Certificate to that effect delivered by the Issuers.

Change of Control

Upon the occurrence of any of the following events (each, a “Change of Control”), each holder will have the right to require the Issuers to repurchase all or any part of such holder’s Senior Secured Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), except to the extent the Issuers have previously elected to redeem all of the Senior Secured Notes as described under “— Optional Redemption:”

(1) the sale, lease or transfer, in one or a series of transactions, of all or Substantially All the assets of BP II or BP I and its Subsidiaries, taken as a whole, to a Person other than, directly or indirectly, any of the Permitted Holders;

(2) BP I becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than any of the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), of more than 50% of the total voting power of the Voting Stock of the US Issuer I, the US Issuer II, the Luxembourg Issuer, BP I or BP II or any direct or indirect parent of BP I or BP II; or

(3) RGHL ceases to own, directly or indirectly, 100% of the Capital Stock of BP I, BP II, BP III or any of the Issuers, other than directors’ qualifying shares or other de minimis shareholdings required by law.

In the event that at the time of such Change of Control the terms of any Bank Indebtedness restrict or prohibit the repurchase of Senior Secured Notes pursuant to this covenant, then prior to the mailing (or delivery) of the notice to holders provided for in the immediately following paragraph but in any event within 45 days following any Change of Control, the Issuers shall:

(1) repay in full all such Bank Indebtedness or, if doing so will allow the purchase of Senior Secured Notes, offer to repay in full all such Bank Indebtedness and repay the Bank Indebtedness of each lender that has accepted such offer; or

(2) obtain the requisite consent under the agreements governing such Bank Indebtedness to permit the repurchase of the Senior Secured Notes as provided for in the immediately following paragraph.

The Issuers’ failure to comply with such provisions or the provisions of the immediately following paragraph shall constitute an Event of Default described in clause (4) and not in clause (2) under “— Defaults” below.

Within 45 days following any Change of Control, except to the extent that the Issuers have exercised their right to redeem the Senior Secured Notes by delivery of a notice of redemption as described under “— Optional Redemption,” or all conditions to such redemption have been satisfied or waived, the Issuers shall mail (or otherwise deliver in accordance with applicable DTC procedures) a notice (a “Change of Control Offer”) to each holder with a copy to the Trustee stating:

(1) that a Change of Control has occurred and that such holder has the right to require the Issuers to repurchase such holder’s Senior Secured Notes at a repurchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date) (the “Change of Control Payment”);

(2) the circumstances and relevant facts and financial information regarding such Change of Control;

(3) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed or delivered) (the “Change of Control Payment Date”);

(4) the instructions determined by the Issuers, consistent with this covenant, that a holder must follow in order to have its Senior Secured Notes purchased; and

(5) if applicable and such notice is mailed prior to the occurrence of a Change of Control, that such offer is conditioned on the occurrence of such Change of Control.

A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

In addition, the Issuers will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Senior Secured Notes Indenture applicable to a Change of Control Offer made by the Issuers and purchases all Senior Secured Notes validly tendered and not withdrawn under such Change of Control Offer.

On the Change of Control Payment Date, if the Change of Control shall have occurred, the Issuers will, to the extent lawful:

(1) accept for payment all Senior Secured Notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Senior Secured Notes so tendered;

(3) deliver or cause to be delivered to the Trustee an Officers’ Certificate stating the Senior Secured Notes or portions of the Senior Secured Notes being purchased by the Issuers in the Change of Control Offer;

(4) in the case of Global Senior Secured Notes, deliver, or cause to be delivered, to the principal Paying Agent the Global Senior Secured Notes in order to reflect thereon the portion of such Senior Secured Notes or portions thereof that have been tendered to and purchased by the Issuers; and

(5) in the case of Definitive Registered Senior Secured Notes, deliver, or cause to be delivered, to the relevant Registrar for cancellation all Definitive Registered Senior Secured Notes accepted for purchase by the Issuers.

The Paying Agent will promptly mail (or otherwise deliver in accordance with applicable DTC procedures) to each holder of Senior Secured Notes so tendered the Change of Control Payment for such Senior Secured Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder of Senior Secured Notes a new Senior Secured Note equal in principal amount to the unpurchased portion of the Senior Secured Notes surrendered, if any; provided, however, that each such new Senior Secured Note will be in a principal amount that is at least $100,000 and integral multiples of $1,000 in excess thereof.

Senior Secured Notes repurchased by the Issuers or an Affiliate pursuant to a Change of Control Offer will have the status of Senior Secured Notes issued but not outstanding or will be retired and canceled at the option of the Issuers. Senior Secured Notes purchased by an unaffiliated third party pursuant to the procedure described above will have the status of Senior Secured Notes issued and outstanding.

The Issuers will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Senior Secured Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

This Change of Control repurchase provision is a result of negotiations between RGHL, the Issuers and the Initial Purchasers. None of RGHL, BP I, BP II and the Issuers has any present intention to engage in a transaction involving a Change of Control, although it is possible that they could decide to do so in the future. Subject to the limitations discussed below, RGHL, BP I, BP II or any of the Restricted Subsidiaries, including the Issuers, could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Senior Secured Notes Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the capital structure or credit rating of RGHL or its Restricted Subsidiaries, including the Issuers.

The occurrence of events that would constitute a Change of Control would require repayment of all amounts outstanding under the Senior Secured Credit Facilities and would trigger the requirement that we offer to purchase the Senior Notes, the February 2011 Senior Notes, the February 2011 Senior Secured Notes, the October 2010 Senior Notes, the October 2010 Senior Secured Notes, the May 2010 Notes, the 2009 Notes, the 2007 Senior Notes and the 2007 Senior Subordinated Notes at 101% of the principal amount thereof. Agreements and instruments with respect to future indebtedness that RGHL or any of its Subsidiaries may incur may contain prohibitions on certain events that would constitute a Change of Control or require such indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Issuers to repurchase the Senior Secured Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Issuers. Finally, the Issuers’ ability to pay cash to the holders upon a repurchase may be limited by the Issuers’ then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. Neither RGHL nor any of its Restricted Subsidiaries are required to advance us funds to make any Change of Control Payment. See “Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — We may be unable to raise the funds necessary to finance the change of control repurchase offers required by the indenture governing the notes and similar requirements in the agreements governing our other indebtedness.”

The provisions under the Senior Secured Notes Indenture relating to the Issuers’ obligation to make an offer to repurchase the Senior Secured Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of outstanding Senior Secured Notes.

Certain Covenants

Set forth below are summaries of certain covenants that are contained in the Senior Secured Notes Indenture.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.  The Senior Secured Notes Indenture provides that:

(1) each of BP I and BP II will not, and will not permit any Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock; and

(2) each of BP I and BP II will not permit any Restricted Subsidiaries (other than a Senior Secured Note Guarantor) to issue any shares of Preferred Stock;

provided, however, that BP I and BP II may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Restricted Subsidiary may Incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock or issue shares of Preferred Stock, in each case if the Fixed Charge Coverage Ratio of BP I and BP II on a combined basis for the most recently ended four full fiscal quarters for which combined internal financial statements of BP I and BP II are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period; provided that the amount of Indebtedness that may be Incurred and Disqualified Stock or Preferred Stock that may be issued pursuant to the foregoing by Restricted Subsidiaries that are not the Issuers or Senior Secured Note Guarantors shall not exceed $20.0 million at any one time outstanding.

The foregoing limitations do not apply to (collectively, “Permitted Debt”):

(a) the Incurrence by BP I, BP II or any Restricted Subsidiaries of Indebtedness under (i) the Credit Agreement and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) in an aggregate principal amount not to exceed (A) $4,325.0 million of term loan facilities, plus (B) €250.0 million of term loan facilities, plus (C) $120.0 million of revolving credit facilities and ancillary facilities that relate to revolving credit facilities, plus (D) €80.0 million of revolving credit facilities and ancillary facilities that relate to revolving credit facilities and (ii) Local Facility Agreements in an aggregate principal amount not to exceed €80.0 million;

(b) the Incurrence by the Issuers and the Senior Secured Note Guarantors of Indebtedness represented by the Senior Secured Notes (not including any Additional Senior Secured Notes) and the Senior Secured Note Guarantees;

(c) Indebtedness existing on the Issue Date (other than Indebtedness described in clauses (a) and (b)), the Incurrence by the Issuers and the Senior Note Guarantors of Indebtedness represented by the Senior Notes (not including any additional Senior Notes) and the Senior Note Guarantees and any Indebtedness and Preferred Stock of a Disqualified Subsidiary existing upon consummation of the Graham Packaging Acquisition;

(d) Indebtedness (including Capitalized Lease Obligations) Incurred by BP I, BP II or any Restricted Subsidiaries, Disqualified Stock issued by BP I, BP II or any Restricted Subsidiaries and Preferred Stock issued by any Restricted Subsidiaries to finance (whether prior to or within 270 days after) the purchase, lease, construction or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) and Indebtedness, Disqualified Stock or Preferred Stock of a Restricted Subsidiary that serves to refund, refinance or defease any of the foregoing; provided that the aggregate amount of all Indebtedness outstanding pursuant to this clause (d) shall not at any time exceed 2.0% of Total Assets;

(e) Indebtedness Incurred by BP I, BP II or any Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit and bank guarantees issued in the ordinary course of business, including without limitation letters of credit in respect of workers’ compensation claims, health, disability or other benefits to employees or former employees or their families or property, casualty or liability insurance or self-insurance, and letters of credit in connection with the maintenance of, or pursuant to the requirements of, environmental or other permits or licenses from governmental authorities, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims;

(f) Indebtedness arising from agreements of BP I, BP II or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred in connection with the Transactions or any other acquisition or disposition of any business, assets or a Subsidiary of BP I or BP II in accordance with the terms of the Senior Secured Notes Indenture, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(g) Indebtedness of BP I or BP II to a Restricted Subsidiary; provided that, except in respect of intercompany current liabilities incurred in the ordinary course of business in connection with the cash management operations of BP I, BP II and the Restricted Subsidiaries, any such Indebtedness owed to a Restricted Subsidiary that is not one of the Issuers or a Senior Secured Note Guarantor shall within 90 days of the Issue Date, to the extent legally permitted, be subordinated in right of payment to the obligations of the Issuers under the Senior Secured Notes or the obligations of BP I under its Senior Secured Note Guarantee, as applicable; provided further however, that any subsequent issuance or transfer of any Capital Stock or any other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to BP I, BP II or a Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien) shall be deemed, in each case, to be an Incurrence of such Indebtedness not permitted by this clause (g);

(h) shares of Preferred Stock of a Restricted Subsidiary issued to BP I, BP II or a Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary that holds such shares of Preferred Stock of another Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to BP I, BP II or a Restricted Subsidiary) shall be deemed, in each case, to be an issuance of shares of Preferred Stock not permitted by this clause (h);

(i) Indebtedness of a Restricted Subsidiary to BP I, BP II or another Restricted Subsidiary; provided that except in respect of intercompany current liabilities incurred in the ordinary course of business in connection with the cash management operations of BP I, BP II and the Restricted Subsidiaries, if a Senior Secured Note Guarantor Incurs such Indebtedness to a Restricted Subsidiary that is not one of the Issuers or a Senior Secured Note Guarantor, such Indebtedness shall within 90 days of the Issue Date, to the extent legally permitted, be subordinated in right of payment to the Senior Secured Note Guarantee of such Senior Secured Note Guarantor; provided further that any subsequent issuance or transfer of any Capital Stock or any other event that results in any Restricted Subsidiary holding such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to BP I, BP II or another Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien) shall be deemed, in each case, to be an Incurrence of such Indebtedness not permitted by this clause (i);

(j) Hedging Obligations that are Incurred not for speculative purposes but (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the Senior Secured Notes Indenture to be outstanding; (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges; or (3) for the purpose of fixing or hedging commodity price risk with respect to any commodity purchases or sales;

(k) obligations in respect of performance, bid, appeal and surety bonds and completion guarantees provided by BP I, BP II or any Restricted Subsidiary in the ordinary course of business or consistent with past practice;

(l) (i) any guarantee by BP I, BP II or a Restricted Subsidiary of Indebtedness or other obligations of BP I, BP II or any Restricted Subsidiaries so long as the Incurrence of such Indebtedness Incurred by BP I, BP II or such Restricted Subsidiary was not in violation of the terms of the Senior Secured Notes Indenture; provided, however, that any such guarantee by a Disqualified Subsidiary is limited to Indebtedness or other obligations of Disqualified Subsidiaries; or (ii) Indebtedness of BP I, BP II or any Restricted Subsidiary arising by reason of any Lien permitted to be granted or to subsist pursuant to “— Certain Covenants — Limitation on Liens” and so long as the Indebtedness secured by such Lien was not incurred in violation of the Senior Secured Notes Indenture;

(m) the Incurrence by BP I, BP II or a Restricted Subsidiary of Indebtedness or Disqualified Stock or Preferred Stock of a Restricted Subsidiary, in either case, that serves to refund, refinance or defease any Indebtedness Incurred or Disqualified Stock or Preferred Stock issued as permitted under the first paragraph of this covenant or clauses (b), (c), (m) and (n) of this paragraph or any Indebtedness, Disqualified Stock or Preferred Stock Incurred to so refund or refinance such Indebtedness, Disqualified Stock or Preferred Stock, including any additional Indebtedness, Disqualified Stock or Preferred Stock Incurred to pay premiums (including tender premium), defeasance costs and fees in connection therewith (subject to the following proviso, “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness will be Refinancing Indebtedness if and to the extent it:

(1) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred that is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded, refinanced or defeased and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Indebtedness, Disqualified Stock and Preferred Stock being refunded or refinanced that were due on or after the date one year following the last maturity date of any Senior Secured Notes then outstanding were instead due on such date one year following the last date of maturity of the Senior Secured Notes (provided that any Refinancing Indebtedness Incurred in reliance on this subclause (1)(y) does not provide for any scheduled principal payments prior to the maturity date of the Senior Secured Notes in excess of, or prior to, the scheduled principal payments due prior to such maturity for the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced or defeased);

(2) has a Stated Maturity that is not earlier than the earlier of (x) the Stated Maturity of the Indebtedness being refunded, refinanced or defeased or (y) 91 days following the maturity date of the Senior Secured Notes;

(3) refinances (a) Indebtedness junior to the Senior Secured Notes or any Senior Secured Note Guarantee, such Refinancing Indebtedness is junior to the Senior Secured Notes or the Senior Secured Note Guarantee of such Senior Secured Note Guarantor, as applicable, or (b) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness is Disqualified Stock or Preferred Stock; and

(4) does not include (x) Indebtedness of BP I, BP II or a Restricted Subsidiary that is not one of the Issuers or a Senior Secured Note Guarantor that refinances, refunds or defeases Indebtedness of BP I, BP II, any Issuer or any Senior Secured Note Guarantor, (y) Indebtedness of BP I, BP II or a Restricted Subsidiary that refinances, refunds or defeases Indebtedness of an Unrestricted Subsidiary, or (z) Indebtedness of a Disqualified Subsidiary that refinances, refunds or defeases Indebtedness of a Disqualified Subsidiary;

(n) Indebtedness, Disqualified Stock or Preferred Stock of (x) BP I, BP II or a Restricted Subsidiary Incurred to finance an acquisition, merger, consolidation or amalgamation or (y) Persons that constitutes Acquired Indebtedness; provided, however, that after giving effect to such acquisition or merger, consolidation or amalgamation, BP I or BP II would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant or the Fixed Charge Coverage Ratio of BP I and BP II on a combined basis would be greater than immediately prior to such acquisition or merger, consolidation or amalgamation;

(o) Indebtedness Incurred by a Receivables Subsidiary in a Qualified Receivables Financing that is not with recourse to BP I, BP II or any Restricted Subsidiary other than a Receivables Subsidiary (except for Standard Securitization Undertakings);

(p) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within five Business Days of its Incurrence;

(q) Indebtedness of BP I, BP II or any Restricted Subsidiary supported by a letter of credit or bank guarantee issued pursuant to the Credit Agreement, in a principal amount not in excess of the stated amount of such letter of credit;

(r) Indebtedness representing deferred compensation or other similar arrangements to employees and directors of BP I, BP II or any Restricted Subsidiary Incurred in the ordinary course of business or in connection with the Transactions (including as a result of the cancellation or vesting of outstanding options and other equity-based awards in connection therewith), an acquisition or any other Permitted Investment;

(s) Indebtedness of BP I, BP II or any Restricted Subsidiary consisting of (1) the financing of insurance premiums or (2) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(t) Indebtedness Incurred on behalf of, or representing guarantees of Indebtedness of, joint ventures of BP I, BP II or any Restricted Subsidiary not in excess, at any one time outstanding, of 0.5% of Total Assets at the time of Incurrence;

(u) Indebtedness or Disqualified Stock of BP I, BP II or any Restricted Subsidiary and Preferred Stock of BP I, BP II or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount or liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and Incurred pursuant to this clause (u), does not exceed 4.25% of Total Assets at the time of Incurrence (subject to the third paragraph of this covenant, it being understood that any Indebtedness Incurred under this clause (u) shall cease to be deemed Incurred or outstanding for purposes of this clause (u) but shall be deemed Incurred for purposes of the first paragraph of this covenant from and after the first date on which BP I, BP II or the Restricted Subsidiary, as the case may be, could have Incurred such Indebtedness under the first paragraph of this covenant without reliance upon this clause (u));

(v) Indebtedness or Disqualified Stock of BP I, BP II or any Restricted Subsidiary and Preferred Stock of BP I, BP II or any Restricted Subsidiary not otherwise permitted hereunder and Refinancing Indebtedness thereof in an aggregate principal amount or liquidation preference not exceeding at any one time outstanding 200.0% of the net cash proceeds received by BP I, BP II and the Restricted Subsidiaries since immediately after the Issue Date from the issue or sale of Equity Interests or Subordinated Shareholder Funding of BP I, BP II or any direct or indirect parent entity of BP I or BP II (which proceeds are contributed to BP I, BP II or a Restricted Subsidiary) or cash contributed to the capital of BP I or BP II (in each case other than proceeds of Disqualified Stock or sales of Equity Interests to, or contributions received from, BP I, BP II or any of their respective Subsidiaries and other than in connection with the Transactions) as determined in accordance with clauses (2) and (3) of the definition of “Cumulative Credit” to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other Investments, payments or exchanges pursuant to the second paragraph of “— Certain Covenants — Limitation on Restricted Payments” or to make Permitted Investments (other than Permitted Investments specified in clauses (1) and (3) of the definition thereof);

(w) Indebtedness arising as a result of implementing composite accounting or other cash pooling arrangements involving solely BP I, BP II and the Restricted Subsidiaries or solely among Restricted Subsidiaries and entered into in the ordinary course of business and netting, overdraft protection and other arrangements among BP I, BP II, any Restricted Subsidiary and a bank arising under standard business terms of such bank at which BP I, BP II or any Restricted Subsidiary maintains an overdraft, cash pooling or other similar arrangement;

(x) Indebtedness consisting of Indebtedness issued by BP I, BP II or a Restricted Subsidiary to current or former officers, directors and employees thereof or any direct or indirect parent thereof, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of BP I, BP II or any of their direct or indirect parent companies to the extent described in clause (4) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Restricted Payments;”

(y) Indebtedness of BP I or any of its Restricted Subsidiaries consisting of obligations (including guarantees thereof) to repurchase equipment sold to customers or third party leasing companies pursuant to the terms of sale of such equipment in the ordinary course of business;

(z) without limiting clause (a) of this paragraph, Indebtedness under local overdraft and other local working capital facilities in an aggregate principal amount not to exceed €125.0 million; and

(aa) Indebtedness in the form of deferred payment obligations under any arrangement permitted by clause (12) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Restricted Payments.”

Notwithstanding the foregoing, none of the Issuers and any Senior Secured Note Guarantors will Incur any Indebtedness as any Permitted Debt if the proceeds thereof are used, directly or indirectly, to refinance any Subordinated Indebtedness of such Issuer or any Senior Secured Note Guarantor unless such Indebtedness shall be subordinated to the Senior Secured Notes or the applicable Senior Secured Note Guarantee to at least the same extent as such Subordinated Indebtedness.

Notwithstanding the foregoing, a Disqualified Subsidiary may not Incur any Indebtedness or issue any shares of Preferred Stock unless such Indebtedness or Preferred Stock is Incurred or issued as Permitted Debt pursuant to clause (c), (d), (e), (f), (h), (i), (j), (k), (l), (m), (p), (q), (r), (s), (u), (v), (w) or (z) of the definition thereof; provided, however, that the aggregate amount of such Indebtedness and Preferred Stock of all Disqualified Subsidiaries outstanding at any time pursuant to such clauses (u) and (v) shall not exceed $25.0 million.

For purposes of determining compliance with this covenant:

(1) in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (a) through (aa) above or is entitled to be Incurred pursuant to the first paragraph of this covenant, the Issuers shall, in their sole discretion, classify or reclassify, or later divide, classify or reclassify, such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) in any manner that complies with this covenant; provided, however, that (x) Indebtedness under the Credit Agreement outstanding on the Issue Date shall be deemed to have been Incurred pursuant to clause (a)(i) of Permitted Debt and the Issuers shall not be permitted to reclassify all or any portion of such Indebtedness under the Credit Agreement outstanding on the Issue Date, (y) Indebtedness Incurred as incremental term loan borrowings under the Senior Secured Credit Facilities on the Escrow Release Date shall be deemed to have been Incurred pursuant to clause (a)(i) of Permitted Debt and the Issuers shall not be permitted to reclassify all or any portion of such Indebtedness and (z) the Issuers shall not be permitted to reclassify all or any portion of any Secured Indebtedness Incurred as Permitted Debt unless at the time of such reclassification the Issuers could secure such Secured Indebtedness pursuant to clause (6) of the definition of “Permitted Liens;” and

(2) the Issuers will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above, and in that connection shall be entitled to treat a portion of such Indebtedness as having been Incurred under the first paragraph above and thereafter the remainder of such Indebtedness having been Incurred under the second paragraph above.

Accrual of interest, the accretion of accreted value, the payment of interest or dividends in the form of additional Indebtedness, Disqualified Stock or Preferred Stock, as applicable, accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies will not be deemed to be an Incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant. Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness that is otherwise included in the determination of a particular amount of Indebtedness shall not be included in the determination of such amount of Indebtedness; provided that the Incurrence of the Indebtedness represented by such guarantee or letter of credit, as the case may be, was in compliance with this covenant.

For purposes of determining compliance with this covenant, (i) the Euro Equivalent of the principal amount of Indebtedness denominated in another currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first drawn, in the case of Indebtedness Incurred under a revolving credit facility; provided that (a) if such Indebtedness is Incurred to refinance other Indebtedness denominated in a currency other than euro, and such refinancing would cause the applicable euro-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such euro-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced; (b) the Euro Equivalent of the principal amount of any such Indebtedness outstanding on the Issue Date shall be calculated based on the relevant currency exchange rate in effect on the Issue Date; and (c) if any such Indebtedness is subject to a Currency Agreement with respect to the currency in which such Indebtedness is denominated covering principal, premium, if any, and interest on such Indebtedness, the amount of such Indebtedness and such interest and premium, if any, shall be determined after giving effect to all payments in respect thereof under such Currency Agreements and (ii) the U.S. Dollar Equivalent of the principal amount of Indebtedness denominated in another currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first drawn, in the case of Indebtedness Incurred under a revolving credit facility; provided that (a) if such Indebtedness is Incurred to refinance other Indebtedness denominated in a currency other than U.S. Dollars, and such refinancing would cause the applicable U.S. Dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. Dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced; (b) the U.S. Dollar Equivalent of the principal amount of any such Indebtedness outstanding on the Issue Date shall be calculated based on the relevant currency exchange rate in effect on the Issue Date; and (c) if any such Indebtedness is subject to a Currency Agreement with respect to the currency in which such Indebtedness is denominated covering principal, premium, if any, and interest on such Indebtedness, the amount of such Indebtedness and such interest and premium, if any, shall be determined after giving effect to all payments in respect thereof under such Currency Agreements.

Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that BP I, BP II and the Restricted Subsidiaries may Incur pursuant to this covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

For all purposes of the Senior Secured Notes Indenture, (1) unsecured Indebtedness will not be treated as subordinated or junior to Secured Indebtedness merely because it is unsecured, (2) Senior Indebtedness will not be treated as subordinated or junior to any other Senior Indebtedness merely because it has junior priority with respect to the same collateral, (3) Indebtedness of such Person which is not guaranteed will not be treated as subordinated or junior to Indebtedness that is guaranteed merely because of such guarantee and

(4) Indebtedness under any Secured Indebtedness will not be deemed to be subordinated because of the application of waterfall or other payment-ordering or collateral-sharing provisions affecting any such Secured Indebtedness.

Limitation on Restricted Payments.  The amount of our Cumulative Credit (as defined below) is calculated based on our net income since, and other transactions occurring from November 5, 2009 or October 1, 2009, as applicable; accordingly, as of the date of this prospectus, we would have a Restricted Payments basket of approximately $593.4 million.

The Senior Secured Notes Indenture provides that BP I and BP II will not, and will not permit any Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any distribution on account of BP I’s, BP II’s or any Restricted Subsidiaries’ Equity Interests or pay any amounts in respect of Subordinated Shareholder Funding, including any payment made in connection with any merger, amalgamation or consolidation involving BP I or BP II (other than (A) dividends or distributions by BP I or BP II payable solely in Equity Interests (other than Disqualified Stock) of BP I or BP II or in Subordinated Shareholder Funding of BP I or BP II; (B) dividends or distributions payable to BP I, BP II or a Restricted Subsidiary or (C) in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Restricted Subsidiary, such dividends or distributions paid to minority shareholders, provided that BP I, BP II or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities (except to the extent non pro rata payments of such dividends or distributions are required by law or under the terms of any agreement in effect on the Issue Date));

(2) purchase or otherwise acquire or retire for value any Equity Interests of BP I, BP II or any direct or indirect parent of BP I or BP II, in each case held by Persons other than BP I, BP II or a Restricted Subsidiary;

(3) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment or scheduled maturity, any Subordinated Shareholder Funding, any Subordinated Indebtedness (including the 2007 Senior Subordinated Notes) of BP I, BP II, the Issuers or any Senior Secured Note Guarantor (other than the payment, redemption, repurchase, defeasance, acquisition or retirement of (A) Subordinated Indebtedness (including the 2007 Senior Subordinated Notes) in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement and (B) any Subordinated Indebtedness between any of BP I, BP II and any Restricted Subsidiary or between any of the Restricted Subsidiaries); or

(4) make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(a) no Default shall have occurred and be continuing or would occur as a consequence thereof;

(b) immediately after giving effect to such transaction on a pro forma basis, BP I or BP II could Incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” and

(c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by BP I, BP II and the Restricted Subsidiaries after the RP Reference Date (and not returned or rescinded) (including Restricted Payments permitted by clauses (1), (4) (only to the extent of one-half of the amounts paid pursuant to such clause), (6) and (8) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the amount equal to the Cumulative Credit.

“Cumulative Credit” means the sum of (without duplication):

(1) 50% of the Consolidated Net Profit of BP I and BP II for the period (taken as one accounting period, the “Reference Period”) from the beginning of the fiscal quarter during which the RP Reference Date occurred to the end of the most recently ended fiscal quarter for which combined internal financial statements of BP I and BP II are available at the time of such Restricted Payment (or, in the case such Consolidated Net Profit for such period is a deficit, minus 100% of such deficit); plus

(2) 100% of the aggregate net proceeds, including cash and the Fair Market Value of property other than cash, received by BP I or BP II after the RP Reference Date (other than net proceeds to the extent such net proceeds have been used to Incur Indebtedness, Disqualified Stock, or Preferred Stock pursuant to clause (v) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) from the issue or sale of Equity Interests of BP I or BP II or Subordinated Shareholder Funding to BP I or BP II (excluding Refunding Capital Stock (as defined below), Designated Preferred Stock, Excluded Contributions, and Disqualified Stock), including Equity Interests issued upon exercise of warrants or options (other than an issuance or sale to a Restricted Subsidiary); plus

(3) 100% of the aggregate amount of contributions to the capital of BP I or BP II received in cash and the Fair Market Value of property other than cash received after the RP Reference Date (other than Excluded Contributions, Refunding Capital Stock, Designated Preferred Stock, and Disqualified Stock and other than contributions to the extent such contributions have been used to Incur Indebtedness, Disqualified Stock, or Preferred Stock pursuant to clause (v) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”); plus

(4) the principal amount of any Indebtedness, or the liquidation preference or maximum fixed repurchase price, as the case may be, of any Disqualified Stock of BP I, BP II or any Restricted Subsidiary thereof issued after the RP Reference Date (other than Indebtedness or Disqualified Stock issued to a Restricted Subsidiary) which has been converted into or exchanged for Equity Interests in or Subordinated Shareholder Funding of BP I or BP II (other than Disqualified Stock) or any direct or indirect parent of BP I or BP II (provided in the case of any parent, such Indebtedness or Disqualified Stock is retired or extinguished); plus

(5) 100% of the aggregate amount received after the RP Reference Date by BP I, BP II or any Restricted Subsidiary in cash and the Fair Market Value of property other than cash received by BP I, BP II or any Restricted Subsidiary:

(A) from the sale or other disposition (other than to BP I, BP II or a Restricted Subsidiary and other than in connection with the Transactions) of Restricted Investments made after the Reference Date by BP I, BP II or the Restricted Subsidiaries and from repurchases and redemptions after the RP Reference Date of such Restricted Investments from BP I, BP II or the Restricted Subsidiaries by any Person (other than BP I, BP II or any Restricted Subsidiaries) and from repayments of loans or advances and releases of guarantees, which constituted Restricted Investments made after the RP Reference Date (other than in each case to the extent that the Restricted Investment was made pursuant to clause (7) or (10) of the succeeding paragraph),

(B) from the sale (other than to BP I, BP II or a Restricted Subsidiary) of the Capital Stock of an Unrestricted Subsidiary, or

(C) from a distribution or dividend from an Unrestricted Subsidiary; plus

(6) in the event any Unrestricted Subsidiary of BP I or BP II has been redesignated as a Restricted Subsidiary after the RP Reference Date or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, BP I, BP II or a Restricted Subsidiary after the RP Reference Date, the Fair Market Value (and, if such Fair Market Value exceeds $30.0 million, such Fair Market Value shall be set forth in a written resolution of a majority of the Board of Directors of BP I) of the Investment of BP I or BP II in such Unrestricted Subsidiary at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable), after taking into account any Indebtedness associated with the Unrestricted Subsidiary so designated or combined or any Indebtedness associated with the assets so transferred or conveyed (other than in each case to the extent that the designation of such Subsidiary as an Unrestricted Subsidiary was made pursuant to clause (7) or (10) of the next succeeding paragraph or constituted a Permitted Investment).

The foregoing provisions will not prohibit:

(1) the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Senior Secured Notes Indenture;

(2) (a) the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Retired Capital Stock”) or Subordinated Indebtedness (including the 2007 Senior Subordinated Notes) or Subordinated Shareholder Funding of BP I, BP II, any direct or indirect parent of BP I, BP II or any Restricted Subsidiary in exchange for, or out of the proceeds of, the substantially concurrent sale of, Equity Interests or Subordinated Shareholder Funding of BP I, BP II or any direct or indirect parent of BP I or BP II or contributions to the equity capital of BP I or BP II (other than any Disqualified Stock or any Equity Interests sold to a Subsidiary of BP I or BP II) (collectively, including any such contributions, “Refunding Capital Stock”), and

(b) the declaration and payment of dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of BP I or BP II) of Refunding Capital Stock;

(3) the redemption, repurchase, defeasance or other acquisition or retirement of Subordinated Indebtedness (including the 2007 Senior Subordinated Notes) of BP I, BP II or any Senior Secured Note Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of BP I, BP II or a Senior Secured Note Guarantor which is Incurred in accordance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as:

(a) the principal amount (or accreted value, if applicable) of such new Indebtedness does not exceed the principal amount (or accreted value, if applicable), plus any accrued and unpaid interest, of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired for value (plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired, any tender premiums, and any defeasance costs, fees and expenses Incurred in connection therewith);

(b) such Indebtedness is subordinated to the Senior Secured Notes or the related Senior Secured Note Guarantee, as the case may be, at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, defeased, acquired or retired for value;

(c) such Indebtedness has a final scheduled maturity date equal to or later than the earlier of (x) the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired or (y) 91 days following the maturity date of the Senior Secured Notes; and

(d) such Indebtedness has a Weighted Average Life to Maturity at the time Incurred that is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Subordinated Indebtedness being redeemed, repurchased, defeased, acquired or retired that were due on or after the date one year following the last maturity date of any Senior Secured Notes then outstanding were instead due on such date one year following the last date of maturity of the Senior Secured Notes (provided that in the case of this subclause (d)(y), such Indebtedness does not provide for any scheduled principal payments prior to the maturity date of the Senior Secured Notes in excess of, or prior to, the scheduled principal payments due prior to such maturity for the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced or defeased);

(4) a Restricted Payment to pay for the purchase, repurchase, retirement, defeasance, redemption or other acquisition for value of Equity Interests of BP I, BP II or any direct or indirect parent of BP I or BP II held by any future, present or former employee, director or consultant of BP I, BP II or any direct or indirect parent of BP I or BP II or any Subsidiary of BP I or BP II pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement; provided, however, that the aggregate Restricted Payments made under this clause (4) do not exceed $5.0 million in any calendar year (with unused amounts in any calendar year being permitted to be carried over for the two succeeding calendar years subject to a maximum payment (without giving effect to the following proviso) of $10.0 million in any calendar year); provided further, however, that such amount in any calendar year may be increased by an amount not to exceed:

(a) the cash proceeds received by BP I, BP II or any Restricted Subsidiaries from the sale of Equity Interests (other than Disqualified Stock) of BP I, BP II or any direct or indirect parent of BP I or BP II (to the extent contributed to BP I or BP II) to members of management, directors or consultants of BP I, BP II and the Restricted Subsidiaries or any direct or indirect parent of BP I or BP II that occurs after the Reference Date (provided that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under clause (2) of the first paragraph under “— Certain Covenants — Limitation on Restricted Payments”); plus

(b) the cash proceeds of key man life insurance policies received by BP I, BP II or any direct or indirect parent of BP I or BP II (to the extent contributed to BP I or BP II) or the Restricted Subsidiaries after the Reference Date;

provided that the Issuers may elect to apply all or any portion of the aggregate increase contemplated by clauses (a) and (b) above in any calendar year;

(5) the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of BP I, BP II or any Restricted Subsidiaries issued or Incurred in accordance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(6) (a) the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Reference Date, (b) a Restricted Payment to any direct or indirect parent of BP I or BP II, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of any direct or indirect parent of BP I or BP II issued after the Reference Date and (c) the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph; provided, however, that, (x) for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is Preferred Stock, after giving effect to such issuance (and the payment of dividends or distributions) on a pro forma basis, BP I and BP II would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00 on a combined basis and (y) the aggregate amount of dividends declared and paid pursuant to (a) and (b) of this clause (6) does not exceed the net cash proceeds actually received by BP I and BP II from any such sale or issuance of Designated Preferred Stock (other than Disqualified Stock) issued after the Reference Date or contributed by Subordinated Shareholder Funding to BP I or BP II after the Reference Date;

(7) Investments in Unrestricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (7) that are at that time outstanding, not to exceed 1.0% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(8) the payment of dividends on BP I’s or BP II’s ordinary shares (or a Restricted Payment to any direct or indirect parent of BP I or BP II to fund the payment by such direct or indirect parent of BP I or BP II of dividends on such entity’s ordinary shares) of up to 6% per annum of the net proceeds received by BP I or BP II from any public offering of ordinary shares of BP I or BP II or any of their direct or indirect parents;

(9) Restricted Payments that are made with Excluded Contributions;

(10) other Restricted Payments in an aggregate amount not to exceed €50.0 million at the time made;

(11) the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to BP I, BP II or a Restricted Subsidiary by, Unrestricted Subsidiaries;

(12) Restricted Payments (a) to any direct or indirect parent of BP I or BP II in amounts required for such parent to pay national, state or local income taxes (as the case may be) imposed directly on such parent to the extent such income taxes are attributable to the income of BP I, BP II and the Restricted Subsidiaries (including, without limitation, by virtue of such parent being the common parent of a consolidated or combined tax group of which BP I, BP II or the Restricted Subsidiaries are members) or (b) to RGHL or any of its Affiliates relating to the transfer or surrender, in each case on arm’s-length terms, of any tax losses or other tax assets that can be used by BP I, BP II or a Restricted Subsidiary;

(13) the payment of dividends, other distributions or other amounts or the making of loans or advances or any other Restricted Payment, if applicable:

(a) in amounts required for any direct or indirect parent of BP I or BP II, if applicable, to pay fees and expenses (including franchise or similar taxes) required to maintain its corporate existence, customary salary, bonus and other benefits payable to, and indemnities provided on behalf of, officers, directors and employees of any direct or indirect parent of BP I or BP II, if applicable, and general corporate operating and overhead expenses (including without limitation compliance and reporting expenses) of any direct or indirect parent of BP I or BP II, if applicable, in each case to the extent such fees and expenses are attributable to the ownership or operation of BP I or BP II, if applicable, and their respective Subsidiaries; provided that for so long as such direct or indirect parent owns no material assets other than Equity Interests in BP I or BP II or any direct or indirect parent of BP I or BP II, such fees and expenses shall be deemed for purposes of this clause 13(a) to be attributable to such ownership or operation;

(b) in amounts required for any direct or indirect parent of BP I or BP II, if applicable, to pay interest and principal on Indebtedness the proceeds of which have been contributed to BP I, BP II or any Restricted Subsidiaries and that has been guaranteed by, or is otherwise considered Indebtedness of, BP I or BP II Incurred in accordance with the covenant described under “— Certain

Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” and

(c) in amounts required for any direct or indirect parent of BP I or BP II to pay fees and expenses, other than to Affiliates of BP I or BP II, related to any unsuccessful equity or debt offering of such parent.

(14) Restricted Payments used to fund the Transactions, the 2009 Post-Closing Reorganization and the payment of fees and expenses incurred in connection with the Transactions and the 2009 Post-Closing Reorganization (including as a result of the cancellation or vesting of outstanding options and other equity-based awards in connection therewith) as described in the Offering Circular (including payments made pursuant to the Acquisition Documents, the Reynolds Acquisition Documents, the Evergreen Acquisition Documents, the Pactiv Acquisition Document, the Reynolds Foodservice Acquisition Document, the Dopaco Acquisition Document or the Graham Packaging Acquisition Document, whether payable on the Issue Date or thereafter) or owed by BP I or BP II or any direct or indirect parent of BP I or BP II, as the case may be, or any Restricted Subsidiary to Affiliates for services rendered or goods sold, in each case to the extent permitted by the covenant described under “— Transactions with Affiliates;”

(15) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(16) purchases of receivables pursuant to a Receivables Repurchase Obligation in connection with a Qualified Receivables Financing and the payment or distribution of Receivables Fees;

(17) payments of cash, or dividends, distributions, advances or other Restricted Payments by BP I, BP II or any Restricted Subsidiary to allow the payment of cash in lieu of the issuance of fractional shares upon the exercise of options or warrants or upon the conversion or exchange of Capital Stock of any such Person;

(18) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness constituting Acquired Indebtedness or any other Subordinated Indebtedness (including the 2007 Senior Subordinated Notes) pursuant to the provisions similar to those described under the captions “— Change of Control” and “— Certain Covenants — Asset Sales,” provided that all Senior Secured Notes tendered by holders of the Senior Secured Notes in connection with a Change of Control or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value in accordance with the terms of the Senior Secured Notes Indenture;

(19) payments or distributions to dissenting stockholders pursuant to applicable law or in connection with a consolidation, amalgamation, merger or transfer of all or Substantially All of the assets of BP I, BP II and the Restricted Subsidiaries, taken as a whole, that complies with the covenant described under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets;” provided that as a result of such consolidation, amalgamation, merger or transfer of assets, the Issuers shall have made a Change of Control Offer (if required by the Senior Secured Notes Indenture) and that all Senior Secured Notes tendered by holders in connection with such Change of Control Offer have been repurchased, redeemed or acquired for value; and

(20) Restricted Payments in an amount not to exceed an aggregate of €25.0 million made with the proceeds of the sale of Non-Strategic Land in accordance with the covenant described under “— Certain Covenants — Asset Sales;”

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (10), (11) and (20), no Default shall have occurred and be continuing or would occur as a consequence thereof.

BP II does not have any Subsidiaries, and all of BP I’s Subsidiaries, including the Issuers, are Restricted Subsidiaries. BP I and BP II will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by BP I, BP II and the Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation will only be permitted if a Restricted Payment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Dividend and Other Payment Restrictions Affecting Subsidiaries.  The Senior Secured Notes Indenture provides that BP I and BP II will not, and will not permit any Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a) (i) pay dividends or make any other distributions to BP I, BP II or any Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits; or (ii) pay any Indebtedness owed to BP I, BP II or any Restricted Subsidiaries;

(b) make loans or advances to BP I, BP II or any Restricted Subsidiaries; or

(c) sell, lease or transfer any of its properties or assets to BP I, BP II or any Restricted Subsidiaries; except in each case for such encumbrances or restrictions existing under or by reason of:

(1) contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Senior Secured Credit Facilities, Local Facilities, local overdraft and other local working capital facilities, the Senior Notes Indenture, the February 2011 Senior Indenture, the February 2011 Senior Secured Indenture, the October 2010 Senior Indenture, the October 2010 Senior Secured Indenture, the May 2010 Indenture, the 2009 Indenture, 2007 Senior Note Indenture, the 2007 Senior Subordinated Notes Indenture, and the 2007 UK Intercreditor Agreement, the February 2011 Security Documents, the October 2010 Security Documents, the 2009 Security Documents, the 2007 Notes Security Documents and the security documents with respect to the Senior Secured Credit Facilities and the Local Facilities;

(2) the Senior Secured Notes Indenture, the Senior Secured Notes (and guarantees thereof), the Security Documents and the First Lien Intercreditor Agreement, any Currency Agreement, any agreement or instrument creating a Hedging Obligation and any Additional Intercreditor Agreements;

(3) applicable law or any applicable rule, regulation or order;

(4) any agreement or other instrument of a Person acquired by BP I, BP II or any Restricted Subsidiary which was in existence at the time of such acquisition (but not created in contemplation thereof or to provide all or any portion of the funds or credit support utilized to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired;

(5) contracts or agreements for the sale of assets, including any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(6) any Restricted Investment not prohibited by the covenant described under “— Certain Covenants — Limitation on Restricted Payments” and any Permitted Investment;

(7) restrictions on cash or other deposits or net worth imposed by regulatory authorities (including with respect to tax obligations and value-added taxes), in connection with deductions made for tax, pension, national insurance and other similar purposes or for the benefit of customers under contracts entered into in the ordinary course of business;

(8) customary provisions in joint venture agreements, similar agreements relating solely to such joint venture and other similar agreements entered into in the ordinary course of business;

(9) Capitalized Lease Obligations and purchase money obligations for property acquired in the ordinary course of business;

(10) customary provisions contained in leases (other than financing or similar leases), licenses and other similar agreements entered into in the ordinary course of business;

(11) any encumbrance or restriction of a Receivables Subsidiary effected in connection with a Qualified Receivables Financing; provided, however, that such restrictions apply only to such Receivables Subsidiary;

(12) any encumbrance or restriction arising pursuant to an agreement or instrument relating to any Indebtedness permitted to be Incurred subsequent to the Issue Date by the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” (i) if the encumbrances and restrictions contained in any such agreement or instrument taken as a whole are not materially less favorable to the holders of the Senior Secured Notes than the encumbrances and restrictions contained in the Senior Secured Credit Facilities as of the Issue Date (as determined in good faith by the Issuers) or (ii) if such encumbrance or restriction is not materially more disadvantageous to the holders of the Senior Secured Notes than is customary in comparable financings (as determined in good faith by the Issuers) and either (x) the Issuers determine that such encumbrance or restriction will not materially affect the Issuers’ ability to make principal or interest payments on the Senior Secured Notes as and when they come due or (y) such encumbrance or restriction applies only if a default occurs in respect of a payment or financial covenant relating to such Indebtedness;

(13) any encumbrances or restrictions of the type referred to in clause (c) above existing by reason of any Lien permitted under the covenant described under “— Certain Covenants — Liens;”

(14) any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (13) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good-faith judgment of the Issuers, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; and

(15) restrictions on cash or other deposits or net worth imposed by customers under agreements entered into in the ordinary course of business.

For purposes of determining compliance with this covenant, (1) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on ordinary shares shall not be deemed a restriction on the ability to make distributions on Capital Stock and (2) the subordination of (or remedy bars in respect of) loans or advances made to BP I, BP II or a Restricted Subsidiary to other Indebtedness Incurred by BP I, BP II or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

Asset Sales.  The Senior Secured Notes Indenture provides that BP I and BP II will not, and will not permit any Restricted Subsidiaries to, cause or make an Asset Sale, unless (x) BP I, BP II or any Restricted Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of, and (y) at least 75% of the consideration therefor received by BP I, BP II or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided that for purposes of clause (y) the amount of:

(a) any liabilities (as shown on BP I’s, BP II’s or such Restricted Subsidiary’s most recent balance sheet or in the notes thereto) of BP I, BP II or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Senior Secured Notes or any Senior Secured Note Guarantee) that are assumed by the transferee of any such assets,

(b) any notes or other obligations or other securities or assets received by BP I, BP II or such Restricted Subsidiary from such transferee that are converted by BP I, BP II or such Restricted Subsidiary into cash within 180 days of the receipt thereof (to the extent of the cash received), and

(c) any Designated Non-cash Consideration received by BP I, BP II or any Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed 1.25% of Total Assets at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value), shall be deemed to be Cash Equivalents for the purposes of this provision.

Within 12 months after BP I, BP II or any Restricted Subsidiary’s receipt of the Net Proceeds of any Asset Sale, BP I, BP II or such Restricted Subsidiary may apply the Net Proceeds from such Asset Sale, at its option:

(1) to repay (a) Obligations constituting First Lien Obligations (and, if such Indebtedness repaid is under a revolving credit facility, to correspondingly reduce commitments with respect thereto); provided, however, that if any First Lien Obligations other than the Senior Secured Notes are repaid with the Net Proceeds of any Asset Sale, the Issuers will equally and ratably reduce Obligations under the Senior Secured Notes through open-market purchases (provided that such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders to purchase at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, the pro rata principal amount of Senior Secured Notes or (b) Obligations constituting Indebtedness of a Restricted Subsidiary of BP I that is not an Issuer or a Senior Secured Note Guarantor, in the case of each of clauses (a) and (b), other than Indebtedness owed to RGHL or its Affiliates;

(2) to make an investment in any one or more businesses (provided that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of BP I if it is not already a Restricted Subsidiary of BP I), assets, or property or capital expenditures (including refurbishments), in each case used or useful in a Similar Business; or

(3) to make an investment in any one or more businesses (provided that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of BP I), properties or assets that replace the properties and assets that are the subject of such Asset Sale.

In the case of clauses (2) and (3) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment; provided that in the event such binding commitment is later canceled or terminated for any reason before such Net Proceeds are so applied, BP I, BP II or such

Restricted Subsidiary enters into another binding commitment (a “Second Commitment”) within nine months of such cancellation or termination of the prior binding commitment; provided further that BP I, BP II or such Restricted Subsidiary may only enter into a Second Commitment under the foregoing provision one time with respect to each Asset Sale.

Pending the final application of any such Net Proceeds, BP I, BP II or such Restricted Subsidiary may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in any manner not prohibited by the Senior Secured Notes Indenture. The Holders may not have control of, or a perfected security interest in, Net Proceeds of any Collateral, which could have the effect of diminishing the value of, and ability to collect with respect to, that Collateral. Any Net Proceeds from any Asset Sale that are not applied as provided and within the time period set forth in the immediately two preceding paragraphs (it being understood that any portion of such Net Proceeds used to make an offer to purchase Senior Secured Notes, as described in clause (1) above, shall be deemed to have been invested whether or not such offer is accepted) will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds €20.0 million, the Issuers shall make an offer to all holders of Senior Secured Notes (and, at the option of the Issuers, to holders of any First Lien Obligations of an Issuer or Senior Secured Note Guarantor or any other Indebtedness of a Restricted Subsidiary of BP I that is not an Obligor) (an “Asset Sale Offer”) to purchase on a pro rata basis the maximum principal amount of Senior Secured Notes (and such First Lien Obligations and other Indebtedness), that is at least $100,000 and an integral multiple of $1,000 that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof (or, in the event such First Lien Obligations or other Indebtedness was issued with significant original issue discount, 100% of the accreted value thereof), plus accrued and unpaid interest and additional interest, if any (or, in respect of such First Lien Obligations or other Indebtedness, such lesser price, if any, as may be provided for by the terms of such First Lien Obligations or other Indebtedness), to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Senior Secured Notes Indenture. The Issuers will commence an Asset Sale Offer with respect to Excess Proceeds within ten (10) Business Days after the date that Excess Proceeds exceed €20.0 million by mailing (or otherwise delivering in accordance with applicable DTC procedures) the notice required pursuant to the terms of the Senior Secured Notes Indenture, with a copy to the Trustee. To the extent that the aggregate amount of Senior Secured Notes (and such First Lien Obligations or other Indebtedness) tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, BP I, BP II or such Restricted Subsidiary may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Senior Secured Notes (and such First Lien Obligations or other Indebtedness) surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Senior Secured Notes to be purchased in the manner described below. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero. An Asset Sale Offer need not be made by the Issuers until the date that is 12 months after the date on which an Asset Sale is made, the proceeds of which, in aggregate with all funds not applied in accordance with this covenant or the subject of an Asset Sale Offer, exceed €20.0 million.

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws or regulations are applicable in connection with the repurchase of the Senior Secured Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Senior Secured Notes Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Senior Secured Notes Indenture by virtue thereof.

If more Senior Secured Notes (and such First Lien Obligations or other Indebtedness) are tendered pursuant to an Asset Sale Offer than the Issuers are required to purchase, selection of such Senior Secured Notes for purchase will be made by the Trustee on a pro rata basis, to the extent practicable and in compliance with the requirements of DTC, and any stock exchange on which the Senior Secured Notes are then admitted to trading; provided that no Senior Secured Notes of $100,000 or less shall be purchased in part. Selection of such First Lien Obligations or other Indebtedness will be made pursuant to the terms of such First Lien Obligations or other Indebtedness.

An Asset Sale Offer insofar as it relates to the Senior Secured Notes, will remain open for a period of not less than 20 Business Days following its commencement (the “Offer Period”). No later than five Business Days after the termination of the applicable Offer Period the Issuers will purchase the principal amount of the Senior Secured Notes (and purchase or repay any relevant First Lien Obligations or other Indebtedness required to be so purchased or repaid as set out above) validly tendered.

To the extent that any portion of the Net Proceeds payable in respect of the Senior Secured Notes is denominated in a currency other than the currency in which the relevant Senior Secured Notes are denominated, the amount payable in respect of such Senior Secured Notes shall not exceed the net amount of funds in the currency in which such Senior Secured Notes are denominated as is actually received by BP I, BP II or such Restricted Subsidiary upon converting the relevant portion of the Net Proceeds into such currency.

Notices of an Asset Sale Offer shall be mailed by first-class mail, postage prepaid (or otherwise delivered in accordance with applicable DTC procedures) at least 30 but not more than 60 days before the purchase date to each holder of Senior Secured Notes at such holder’s registered address. If any Senior Secured Note is to be purchased in part only, any notice of purchase that relates to such Senior Secured Note shall state the portion of the principal amount thereof that has been or is to be purchased.

The provisions under the Senior Secured Notes Indenture relating to the Issuers’ obligation to make an Asset Sale Offer may be waived or modified with the consent of a majority in principal amount of the Senior Secured Notes.

In the event that an Asset Sale occurs at a time when the Issuers are prohibited from purchasing Senior Secured Notes, the Issuers could seek the consent of their lenders to purchase the Senior Secured Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuers do not obtain such a consent or repay such borrowings, the Issuers will remain prohibited from purchasing Senior Secured Notes. In such case, the Issuers’ failure to purchase tendered Senior Secured Notes would constitute an Event of Default under the Senior Secured Notes Indenture that is likely, in turn, to constitute a default under the Issuers’ other Indebtedness.

Transactions with Affiliates.  The Senior Secured Notes Indenture provides that BP I and BP II will not, and will not permit any Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuers (each of the foregoing, an “Affiliate Transaction”) involving aggregate consideration in excess of $15.0 million, unless:

(a) such Affiliate Transaction is on terms that are not materially less favorable to BP I, BP II or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by BP I, BP II or such Restricted Subsidiary with an unrelated Person; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $30.0 million, BP I or BP II delivers to the Trustee a resolution adopted in good faith by the majority of the Board of Directors of BP I or BP II, approving such Affiliate Transaction and set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (a) above.

An Affiliate Transaction shall be deemed to have satisfied the approval requirements set forth in the preceding paragraph if (i) such Affiliate Transaction is approved by a majority of the Disinterested Directors or (ii) in the event there are no Disinterested Directors, a fairness opinion is provided by an Independent Financial Advisor with respect to such Affiliate Transaction.

The foregoing provisions will not apply to the following:

(1) transactions between or among BP I, BP II or any Restricted Subsidiaries (or an entity that becomes a Restricted Subsidiary as a result of such transaction) or between or among Restricted Subsidiaries or any Receivables Subsidiary and any merger, consolidation or amalgamation of BP I, BP II and any direct parent of BP I or BP II; provided that such parent shall have no material liabilities and no material assets other than cash, Cash Equivalents and the Capital Stock of BP I and BP II and such merger, consolidation or amalgamation is otherwise in compliance with the terms of the Senior Secured Notes Indenture and effected for a bona fide business purpose;

(2) Restricted Payments permitted by the provisions of the Senior Secured Notes Indenture described above under the covenant “— Certain Covenants — Limitation on Restricted Payments” and Permitted Investments;

(3) the entering into of any agreement (and any amendment or modification of any such agreement) to pay, and the payment of, annual management, consulting, monitoring and advisory fees to Rank in an aggregate amount in any fiscal year not to exceed 1.5% of EBITDA of BP I, BP II and the Restricted Subsidiaries for the immediately preceding fiscal year, plus out-of-pocket expense reimbursement;

(4) the payment of reasonable and customary fees and reimbursement of expenses paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of BP I, BP II or any Restricted Subsidiary or any direct or indirect parent of BP I or BP II;

(5) payments by BP I, BP II or any Restricted Subsidiaries to Rank made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with the Transactions, acquisitions or divestitures, which payments are (x) made pursuant to the agreements with Rank described in “Part I — Item 7. Major Shareholders and Related Party Transactions” in the RGHL Group’s Annual Report for the year ended December 31, 2010 or (y) approved by a majority of the Board of Directors of BP I or BP II in good faith;

(6) transactions in which BP I, BP II or any Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to BP I, BP II or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (a) of the preceding paragraph;

(7) payments or loans (or cancellation of loans) to directors, employees or consultants which are approved by a majority of the Board of Directors of BP I or BP II in good faith;

(8) any agreement as in effect as of the Issue Date or any amendment thereto (so long as any such agreement together with all amendments thereto, taken as a whole, is not more disadvantageous to the holders of the Senior Secured Notes in any material respect than the original agreement as in effect on the Issue Date) or any transaction contemplated thereby as determined in good faith by senior management or the Board of Directors of BP I or BP II;

(9) the existence of, or the performance by BP I, BP II or any Restricted Subsidiaries of its obligations under the terms of, the Acquisition Documents, the Reynolds Acquisition Documents, the Evergreen Acquisition Documents, the Pactiv Acquisition Document, the Reynolds Foodservice Acquisition Document, the Dopaco Acquisition Document, the Graham Packaging Acquisition Document, the Credit Agreement Documents, the First Lien Intercreditor Agreement, the 2007 UK Intercreditor Agreement, any Additional Intercreditor Agreement, any shareholders’ agreement, (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date or any other agreement or arrangement in existence on the Issue Date or described in the Offering Circular and, in each case, any amendment thereto or similar transactions, agreements or arrangements which it may enter into thereafter; provided, however, that the existence of, or the performance by BP I, BP II or any Restricted Subsidiaries of its obligations under, any future amendment to any such existing transaction, agreement or arrangement or under any similar transaction, agreement or arrangement entered into after the Issue Date shall only be permitted by this clause (9) to the extent that the terms of any such existing transaction, agreement or arrangement together with all amendments thereto, taken as a whole, or new transaction, agreement or arrangement are not otherwise more disadvantageous to the holders of the Senior Secured Notes in any material respect than the original transaction, agreement or arrangement as in effect on the Issue Date;

(10) the execution of the Transactions, the 2009 Post-Closing Reorganization and the payment of all fees and expenses, bonuses and awards related to the Transactions, including fees to Rank, that are described in the Offering Circular or contemplated by the Acquisition Documents, the Reynolds Acquisition Documents, the Evergreen Acquisition Documents, the Pactiv Acquisition Document, the Reynolds Foodservice Acquisition Document, the Dopaco Acquisition Document, the Graham Packaging Acquisition Document or by any of the other documents related to the Transactions;

(11) (a) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, or transactions otherwise relating to the purchase or sale of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Senior Secured Notes Indenture, which are fair to BP I, BP II and the Restricted Subsidiaries in the reasonable determination of the Board of Directors or the senior management of BP I or BP II, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party or (b) transactions with joint ventures or Unrestricted Subsidiaries entered into in the ordinary course of business;

(12) any transaction effected as part of a Qualified Receivables Financing or a Financing Disposition;

(13) the issuance of Equity Interests (other than Disqualified Stock) of BP I or BP II or Subordinated Shareholder Funding to any Person;

(14) the issuance of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding or entering into of employment arrangements, stock option and stock ownership plans or similar employee benefit plans approved by the Board of Directors of BP I or BP II or any direct or indirect parent of BP I or BP II or of a Restricted Subsidiary of BP I or BP II, as appropriate;

(15) the entering into and performance of any tax sharing agreement or arrangement and any payments permitted by clause (12) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Restricted Payments;”

(16) any contribution to the capital of BP I or BP II;

(17) transactions permitted by, and complying with, the provisions of the covenant described under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets;”

(18) transactions between BP I, BP II or any Restricted Subsidiaries and any Person, a director of which is also a director of BP I, BP II or any direct or indirect parent of BP I or BP II; provided, however, that such director abstains from voting as a director of BP I, BP II or such direct or indirect parent, as the case may be, on any matter involving such other Person;

(19) pledges of Equity Interests of Unrestricted Subsidiaries;

(20) the formation and maintenance of any consolidated or combined group or subgroup for tax, accounting or cash pooling or management purposes in the ordinary course of business;

(21) any employment agreements entered into by BP I, BP II or any Restricted Subsidiaries in the ordinary course of business; and

(22) intercompany transactions undertaken in good faith (as certified by a responsible financial or accounting officer of BP I or BP II in an Officers’ Certificate) for the purpose of improving the consolidated tax efficiency of BP I, BP II and their respective Subsidiaries and not for the purpose of circumventing any covenant set forth in the Senior Secured Notes Indenture.

Liens.  The Senior Secured Notes Indenture provides that BP I and BP II will not, and will not permit any Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien on any asset or property of BP I, BP II or such Restricted Subsidiary (including Capital Stock or Indebtedness of a Restricted Subsidiary), whether owned on the Issue Date or acquired thereafter, or any interest therein or any income, profits or proceeds therefrom securing any Indebtedness, except Permitted Liens.

In addition, the Senior Secured Notes Indenture provides that at any time the First Lien Obligations consist solely of the Senior Secured Notes and other Public Debt that contains limitations similar to those set forth under “— Security — Limitations on Stock Collateral,” BP I and BP II will not, and will not permit any Restricted Subsidiaries to, directly or indirectly, create, incur or suffer to exist any Lien on any Excluded Stock Collateral, except for any Lien in favor of the Senior Secured Notes and any other First Lien Obligations consisting of Public Debt with substantially similar limitations as those set forth under “— Security — Limitations on Stock Collateral.”

Reports and Other Information.  Notwithstanding that RGHL or the Issuers may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, RGHL (and the Issuers) will file with the SEC (and provide the Trustee and holders of the Senior Secured Notes with copies thereof, without cost to each holder, within 15 days after it files them with the SEC),

(1) within the time period specified in the SEC’s rules and regulations, annual reports on Form 20-F (or any successor or comparable form applicable to RGHL or the Issuers within the time period for non-accelerated filers to the extent such term is applicable to such form) containing the information required to be contained therein (or required in such successor or comparable form); provided, however, that, prior to the filing of the Senior Secured Notes Exchange Offer Registration Statement or the Senior Secured Notes Shelf Registration Statement, as the case may be, such report shall not be required to contain any certification required by any such form or by law,

(2) within 60 days after the end of each fiscal quarter other than the fourth fiscal quarter of any year, the information that would be required by a report on Form 10-Q (or any successor or comparable form applicable to RGHL or the Issuers) (which information, if RGHL and the Issuers are not required to file reports on Form 10-Q, will be filed on Form 6-K (or any successor or comparable form applicable to RGHL or the Issuers)); provided, however, that prior to the filing of the Senior Secured Notes Exchange Offer Registration Statement or the Senior Secured Notes Shelf Registration Statement, as the case may be, such report shall not be required to contain any certification required by any such form or by law, and

(3) promptly from time to time after the occurrence of an event required to be reported on Form 8-K (or any successor or comparable form applicable to RGHL or the Issuers), the information that would be required by a Form 8-K (or any successor or comparable form applicable to RGHL or the Issuers) (which information, if RGHL and the Issuers are not required to file reports on Form 8-K will be filed on Form 6-K (or any successor or comparable form applicable to RGHL or the Issuers));

provided, however, that RGHL (and the Issuers) shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event RGHL (or the Issuers) will post the reports specified in the first sentence of this paragraph on its website within the time periods that would apply if RGHL were required to file those reports with the SEC. In addition, RGHL will make available such information to prospective purchasers of Senior Secured Notes, in addition to providing such information to the Trustee and the holders of the Senior Secured Notes, in each case within 15 days after the time RGHL would be required to file such information with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act.

Notwithstanding the foregoing, RGHL and the Issuers may satisfy the foregoing reporting requirements (i) prior to the filing with the SEC of the Senior Secured Notes Exchange Offer Registration Statement, or if the Senior Secured Notes Exchange Offer Registration Statement is not filed within the applicable time limits pursuant to the Senior Secured Notes Registration Rights Agreement, the Senior Secured Notes Shelf Registration Statement, by providing the Trustee and the secured noteholders with (x) substantially the same information as would be required to be filed with the SEC by RGHL and the Issuers on Form 20-F (or any successor or comparable form applicable to RGHL or the Issuers) if they were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act within 90 days after the end of the applicable fiscal year and (y) substantially the same information as would be required to be filed with the SEC by RGHL and the Issuers on Form 10-Q (or any successor or comparable form applicable to RGHL or the Issuers) if they were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act within 60 days after the end of the applicable fiscal quarter and (ii) after filing with the SEC the Senior Secured Notes Exchange Offer Registration Statement, or if the Senior Secured Notes Exchange Offer Registration Statement is not filed within the applicable time limits pursuant to the Senior Secured Notes Registration Rights Agreement, the Senior Secured Notes Shelf Registration Statement, but prior to the effectiveness of the Senior Secured Notes Exchange Offer Registration Statement or Senior Secured Notes Shelf Registration Statement, by publicly filing with the SEC the Senior Secured Notes Exchange Offer Registration Statement or Senior Secured Notes Shelf Registration Statement, to the extent any such registration statement contains substantially the same information as would be required to be filed by RGHL and the Issuers if they were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, and by providing the Trustee and the secured noteholders with such registration statement (and amendments thereto) promptly following the filing with the SEC thereof.

Notwithstanding the foregoing, the annual reports, information, documents and other reports filed with the SEC will include all of the information, with respect to the financial condition and results of operations of BP I and BP II on a combined basis separate from the financial condition and results of operations from RGHL on a consolidated basis, that RGHL, BP I and BP II are required to include in information, documents and other reports made available pursuant to the 2009 Indenture (such information, the “Required Financial Information”). If RGHL’s, BP I’s or BP II’s obligations to provide the Required Financial Information shall cease to be in full force and effect, RGHL, BP I and BP II shall make available to the Trustee and the secured noteholders information substantially equivalent to the Required Financial Information as if their obligations to provide such information under the 2009 Indenture remained in full force and effect.

Notwithstanding the foregoing, RGHL will be deemed to have furnished such reports referred to above to the Trustee and the holders of the Senior Secured Notes if RGHL has filed such reports with the SEC via the EDGAR filing system and such reports are publicly available.

The Senior Secured Notes Indenture also provides that, so long as any of the Senior Secured Notes remain outstanding and during any period during which BP I or the Issuers are not subject to Section 13 or 15(d) of the Exchange Act, or otherwise permitted to furnish the SEC with certain information pursuant to Rule 12g 3-2(b) of the Exchange Act, each Issuer will make available to the holders of the Senior Secured Notes and to prospective investors, upon their request, the information required to be delivered by Rule 144A(d)(4) under the Securities Act.

Future Senior Secured Note Guarantors.  The Senior Secured Notes Indenture provides that each Restricted Subsidiary (unless such Subsidiary is an Issuer, a Senior Secured Note Guarantor or a Receivables Subsidiary) that guarantees, assumes or in any other manner becomes liable with respect to (a) any Indebtedness under any Credit Agreement or (b) any Public Debt (including any proceeds loans or other intercompany loans in respect thereof) of BP I, BP II, an Issuer or any Senior Secured Note Guarantor, in each case, will execute and deliver to the Trustee a supplemental indenture pursuant to which such Restricted Subsidiary will guarantee payment of the Senior Secured Notes; provided that notwithstanding the foregoing:

(a) [reserved];

(b) [reserved];

(c) with respect to any Restricted Subsidiary not referred to in clause (a) above, to the extent the foregoing obligation is triggered by Indebtedness or Public Debt existing as of the Escrow Release Date, the relevant Restricted Subsidiary shall only be required to enter into its respective Senior Secured Note Guarantee as soon as reasonably practicable;

(d) no Senior Secured Note Guarantee shall be required as a result of any Indebtedness or guarantee of Indebtedness that existed at the time such Person became a Restricted Subsidiary if the Indebtedness or guarantee was not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary;

(e) no such Senior Secured Note Guarantee need be secured unless required pursuant to the “Future Collateral” covenant;

(f) if such Indebtedness is by its terms expressly subordinated to the Senior Secured Notes or any Senior Secured Note Guarantee, any such assumption, guarantee or other liability of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated to such Restricted Subsidiary’s Senior Secured Note Guarantee of the Senior Secured Notes at least to the same extent as such Indebtedness is subordinated to the Senior Secured Notes or any other senior guarantee;

(g) no Senior Secured Note Guarantee shall be required as a result of any guarantee given to a bank or trust company incorporated in any member state of the European Union as of the date of the Senior Secured Notes Indenture or any commercial banking institution that is a member of the US Federal Reserve System (or any branch, Subsidiary or Affiliate thereof), in each case having combined capital and surplus and undivided profits of not less than $500.0 million, whose debt has a rating, at the time such guarantee was given, of at least A or the equivalent thereof by S&P and at least A2 or the equivalent thereof by Moody’s, in connection with the operation of cash management programs established for BP I’s and BP II’s benefit or that of any Restricted Subsidiary;

(h) no Senior Secured Note Guarantee shall be required if such Senior Secured Note Guarantee would not be required pursuant to the applicable provisions of the Agreed Security Principles;

(i) no Senior Secured Note Guarantee shall be required from a US Controlled Foreign Subsidiary or a Financial Assistance Restricted Subsidiary;

(j) no Senior Secured Note Guarantee shall be required if such Senior Secured Note Guarantee could reasonably be expected to give rise to or result in (x) personal liability for, or material risk of personal liability for, the officers, directors or shareholders of BP I, BP II, any parent of BP I or BP II or any Restricted Subsidiary, (y) any violation of, or material risk of violation of, applicable law that cannot be avoided or otherwise prevented through measures reasonably available to BP I, BP II or any such Restricted Subsidiary, including, for the avoidance of doubt, “whitewash” or similar procedures or (z) any significant cost, expense, liability or obligation (including with respect of any Taxes) other than reasonable out-of-pocket expenses and other than reasonable expenses Incurred in connection with any governmental or regulatory filings required as a result of, or any measures pursuant to clause (y) undertaken in connection with, such Senior Secured Note Guarantee, which cannot be avoided through measures reasonably available to BP I, BP II or any such Restricted Subsidiary; and

(k) each such Senior Secured Note Guarantee will be limited as necessary to recognize certain defenses generally available to guarantors (including those that relate to fraudulent conveyance or transfer, voidable preference, financial assistance, corporate purpose, capital maintenance or similar laws, regulations or defenses affecting the rights of creditors generally) or other considerations under applicable law.

The Senior Secured Note Guarantees shall be released in accordance with the provisions of the Senior Secured Notes Indenture described under “— Senior Secured Note Guarantees.”

Bank of Thailand Approval.  The Senior Secured Notes Indenture provides that within 90 days after the Escrow Release Date (or on such later date as may be permitted by the Applicable Representative in its sole discretion) SIG Combibloc Ltd. (Thailand) (the “Thai Guarantor”) shall apply to the Bank of Thailand for, and use commercially reasonable efforts to obtain, in-principle approval for the remittance of any foreign currency sum pursuant to the Thai Guarantor’s obligation to make any payment under its guarantee of the Senior Secured Notes (the “Thai Senior Secured Notes Guarantee”).

In respect of any in-principle approval of the Bank of Thailand granted to the Thai Guarantor, the Thai Guarantor agrees to: (i) when it is required to remit the foreign currency sum pursuant to its obligation of payment under the Thai Senior Secured Note Guarantee, comply with the Bank of Thailand’s requirements set out in such in-principle approval for obtaining the final approval of the Bank of Thailand for the remittance of such sum (to the full amount of its guarantee obligations), within the time limits specified by the Bank of Thailand (if any); (ii) if such in-principle approval has an expiry date, apply for the renewal or extension of such approval prior to the expiry date of such approval, so long as any of the obligations under the Thai Senior Secured Note Guarantee are outstanding; and (iii) comply with the conditions set out in the final approval (if any) to allow the Thai Guarantor to remit the approved foreign currency sum (to the fullest extent) for the payment under the Thai Senior Secured Note Guarantee.

Limitation on the US Issuers.  Notwithstanding anything contained in the Senior Secured Notes Indenture to the contrary, neither of the US Issuers will, directly or indirectly, own or acquire any Equity Interests in a US Controlled Foreign Subsidiary.

Limitation on Ownership of Foreign Subsidiaries.  No Foreign Subsidiary of RGHL shall also be a Subsidiary of a Domestic Subsidiary of RGHL unless such Domestic Subsidiary is a disregarded entity for US tax purposes; provided, however, that such limitation shall not apply to (x) any Foreign Subsidiary of RGHL that is a Subsidiary of SIG Combibloc Inc., Closure Systems International Inc., Closure Systems Mexico Holdings LLC, CSI Mexico LLC, Pactiv Corporation or Pactiv International Holdings, Inc. as of the Issue Date, (y) any Foreign Subsidiary of a Domestic Subsidiary at the time such Domestic Subsidiary becomes a Subsidiary of RGHL (provided, however, that such Foreign Subsidiary did not become a Subsidiary of such Domestic Subsidiary in connection with, or in contemplation of, such Domestic Subsidiary becoming a Subsidiary of RGHL) or (z) any Foreign Subsidiary that is not a US Controlled Foreign Subsidiary.

Limitation on Restricted Subsidiaries.  RGHL will not, and will not permit any of its Restricted Subsidiaries to, take or knowingly or negligently omit to take any action which action or omission could reasonably be expected to or would have the result of any Subsidiary of Pactiv being a “Restricted Subsidiary” within the meaning of the Pactiv Base Indenture.

Fiscal Year.  Each Issuer at all times will have the same fiscal year as BP I and BP II and RGHL.

Limitations on Amendment of 2007 Senior Subordinated Notes.  Except with the consent of the Holders of a majority in outstanding aggregate principal amount of the Senior Secured Notes, BP II and the Obligors will not amend the 2007 Senior Subordinated Note Indenture or the notes and guarantees in respect of the foregoing if such amendment would result in any of the following:

(a) the principal obligor in respect of the 2007 Senior Subordinated Notes not being either RGHL or BP II;

(b) (x) except as may be otherwise permitted under the Senior Secured Notes Indenture under “— Certain Covenants — Future Senior Secured Note Guarantors,” any Restricted Subsidiary other than a Senior Secured Note Guarantor or an Issuer guaranteeing the 2007 Senior Notes or the 2007 Senior

Subordinated Notes or (y) such guarantees not being subordinated to the Senior Secured Notes and Senior Secured Note Guarantees pursuant to the 2007 UK Intercreditor Agreement; or

(c) the terms of the 2007 Senior Subordinated Notes relating to subordination being materially less favorable overall to the Holders.

Impairment of Security Interest.  Subject to the following paragraph, BP I shall not, and shall not permit any Restricted Subsidiaries to, take or knowingly or negligently omit to take, any action which action or omission might reasonably or would (in the good faith determination of the Issuers), have the result of materially impairing the value of the security interests taken as a whole (including the lien priority with respect thereto) with respect to the Collateral for the benefit of the Trustee and the Holders of the Senior Secured Notes (including materially impairing the lien priority of the Senior Secured Notes with respect thereto) (it being understood that any release described under “Security — Release of Collateral” and the incurrence of Permitted Liens shall not be deemed to so materially impair the security interests with respect to the Collateral), provided that BP I, BP II and the Restricted Subsidiaries may Incur Permitted Liens and Liens otherwise permitted pursuant to “— Certain Covenants — Liens.”

The Senior Secured Notes Indenture provides that, at the direction of the Issuers and without the consent of the Holders, the Trustee (or its agent or designee) shall from time to time enter into one or more amendments, extensions, renewals, restatements, supplements or other modifications or replacements to or of the Security Documents to: (i) cure any ambiguity, omission, defect or inconsistency therein, (ii) provide for Permitted Liens or Liens otherwise permitted under “— Certain Covenants — Liens,” (iii) add to the Collateral or (iv) make any other change thereto that does not adversely affect the Holders in any material respect; provided, however, that, in the case of clauses (ii) and (iii), no Security Document may be amended, extended, renewed, restated, supplemented or otherwise modified, in each case in any material respect, or replaced, unless contemporaneously with such amendment, extension, renewal, restatement, supplement, modification or renewal, the Issuers deliver to the Trustee, either:

(a) a solvency opinion, in form and substance satisfactory to the Trustee, from an Independent Financial Advisor satisfactory to the Trustee confirming the solvency of BP I, BP II and their respective Subsidiaries, taken as a whole, after giving effect to any transactions related to such amendment, extension, renewal, restatement, supplement, modification or replacement; or

(b) an Opinion of Counsel, in form and substance satisfactory to the Trustee confirming that, after giving effect to any transactions related to such amendment, extension, renewal, restatement, supplement, modification or replacement, the Lien or Liens securing the Senior Secured Notes created under the Security Documents so amended, extended, renewed, restated, supplemented, modified or replaced remain valid and, to the extent applicable in the jurisdiction and required under the Agreed Security Principles, perfected, Liens.

Future Collateral.  Subject to the Agreed Security Principles, as promptly as reasonably practicable after the acquisition by the Issuers or any Senior Secured Note Guarantor of any After-Acquired Collateral, the Issuers or such Senior Secured Note Guarantor shall execute and deliver such mortgages, deeds of trust, security instruments, financing statements and certificates and opinions of counsel as shall be reasonably necessary to vest in the Trustee a valid and, to the extent applicable in the applicable jurisdiction and required under the Agreed Security Principles, perfected, security interest, subject only to Permitted Liens, in such After-Acquired Collateral and to have such After-Acquired Collateral (but subject to certain limitations, if applicable), added to the Collateral, and thereupon all provisions of the Senior Secured Notes Indenture relating to the Collateral shall be deemed to relate to such After-Acquired Collateral to the same extent and with the same force and effect; provided, however, that if granting such security interest in such After-Acquired Collateral requires the consent of a third party, the Issuers will use commercially reasonable efforts to obtain such consent with respect to the security interest for the benefit of the Trustee on behalf of the Holders of the Senior Secured Notes; provided further, however, that if such third party does not consent to the granting of such security interest after the use of such commercially reasonable efforts, the Issuers or such

Senior Secured Note Guarantor, as the case may be, will not be required to provide such security interest. Under the commercially reasonable efforts standard, the Issuers will not be obligated to seek to obtain consent if, in the good faith determination of BP I, to do so would have a material adverse effect on the ability of the Issuers or the relevant Senior Secured Note Guarantors to conduct their operations and business in the ordinary course or if, in good faith determination of BP I, to do so would be inconsistent with the Agreed Security Principles.

Covenant Suspension.  If (i) the Senior Secured Notes have Investment Grade Ratings from both Rating Agencies, and the Issuers have delivered written notice of such Investment Grade Ratings to the Trustee, and (ii) no Default has occurred and is continuing under the Senior Secured Notes Indenture, then, beginning on that day, BP I, BP II and the Restricted Subsidiaries will not be subject to the covenants (and related defaults) specifically listed under the following captions in this “Description of the August 2011 Senior Secured Notes” section of the Prospectus (the “Suspended Covenants”):

(1) “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(2) “— Limitation on Restricted Payments;”

(3) “— Dividend and Other Payment Restrictions Affecting Subsidiaries;”

(4) “— Asset Sales;”

(5) “— Transactions with Affiliates;”

(6) “— Future Senior Secured Note Guarantors;”

(7) “— Future Collateral;”

(8) clause (4) of the first paragraph of “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets;” and

(9) “— Change of Control.”

In the event that BP I, BP II and the Restricted Subsidiaries are not subject to the Suspended Covenants under the Senior Secured Notes Indenture for any period of time as a result of the foregoing, and on any subsequent date one or both of the Rating Agencies (a) withdraw their Investment Grade Rating or downgrade the rating assigned to the Senior Secured Notes below an Investment Grade Rating or (b) BP I, BP II or any of their Affiliates enters into an agreement to effect a transaction that would result in a breach of a Suspended Covenant if not so suspended and one or more of the Rating Agencies indicate that if consummated, such transaction (alone or together with any related recapitalization or refinancing transactions) would cause such Rating Agency to withdraw its Investment Grade Rating or downgrade the ratings assigned to the Senior Secured Notes below an Investment Grade Rating, then BP I, BP II and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants under the Senior Secured Notes Indenture. Such covenants will not, however, be of any effect with regard to the actions of BP I, BP II and the Restricted Subsidiaries properly taken during the continuance of the covenant suspension and the covenant described under “— Limitation on Restricted Payments” shall be interpreted as if it had been in effect since the Reference Date except that no Default will be deemed to have occurred and will not occur solely by reason of a Restricted Payment made during the covenant suspension.

During the continuance of the covenant suspension, no Restricted Subsidiary may be designated as an Unrestricted Subsidiary.

There can be no assurance that the Senior Secured Notes will ever achieve or maintain Investment Grade Ratings.

Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets

The Senior Secured Notes Indenture provides that each of BP I, BP II and each of the Issuers may not, directly or indirectly, consolidate, amalgamate or merge with or into or wind up or convert into (whether or not BP I, BP II or any Issuer, as applicable, is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or Substantially All of its properties or assets in one or more related transactions, to any Person unless:

(1) BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable, is the surviving person or the Person formed by or surviving any such consolidation, amalgamation, merger, winding up or conversion (if other than BP I, BP II, the US Issuer I, the US Issuer II, or the Luxembourg Issuer, as applicable) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of any member state of the European Union on January 1, 2004, the United States, the District of Columbia, or any state or territory thereof, or New Zealand (BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable, or such Person, as the case may be, being herein called the “Successor Company”); provided that in the case where the surviving Person is not a corporation, a co-obligor of the Senior Secured Notes is a corporation;

(2) the Successor Company (if other than BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable) expressly assumes all the obligations of BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable, under its Senior Secured Note Guarantee (if applicable) and the Senior Secured Notes Indenture, the First Lien Intercreditor Agreement, the 2007 UK Intercreditor Agreement and the applicable Security Documents pursuant to supplemental indentures or other documents or instruments in form and substance satisfactory to the Trustee;

(3) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

(4) immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period (and treating any Indebtedness which becomes an obligation of the Successor Company or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), either:

(a) the Successor Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” or

(b) the Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be greater than such ratio for BP I, BP II and the Restricted Subsidiaries immediately prior to such transaction;

(5) if the Successor Company is not BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable, the Issuers and each Senior Secured Note Guarantor, unless it is the other party to the transactions described above, shall have by supplemental indenture confirmed that its obligations under the Senior Secured Notes Indenture, Senior Secured Notes and Senior Secured Note Guarantee, the Security Documents, First Lien Intercreditor Agreement and 2007 UK Intercreditor Agreement, as applicable, shall apply to such Person’s obligations under the Senior Secured Notes Indenture, the Senior Secured Notes, the Security Documents, the First Lien Intercreditor Agreement and 2007 UK Intercreditor Agreement and Senior Secured Note Guarantee; and

(6) the Issuers shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, amalgamation or transfer and such supplemental indentures (if any) comply with the Senior Secured Notes Indenture, provided that in giving such opinion such counsel may rely on an Officers’ Certificate as to compliance with the foregoing clauses (3) and (4) and as to any matters of fact.

The Successor Company (if other than BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable) will succeed to, and be substituted for, BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable, under the applicable Senior Secured Note Guarantee (if applicable), the Senior Secured Notes Indenture, the applicable Security Documents, the First Lien Intercreditor Agreement and 2007 UK Intercreditor Agreement, and in such event BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable, will automatically be released and discharged from its obligations under the applicable Senior Secured Note Guarantee and the Senior Secured Notes Indenture, the applicable Security Documents, the First Lien Intercreditor Agreement and 2007 UK Intercreditor Agreement. Notwithstanding the foregoing clauses (3) and (4), (a) any Restricted Subsidiary (other than an Issuer) may merge, consolidate or amalgamate with or transfer all or part of its properties and assets to BP I, BP II or to another Restricted Subsidiary, and (b) BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer may merge, consolidate or amalgamate with an Affiliate incorporated solely for the purpose of reincorporating BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer in a member state of (or in another member state of) the European Union that was a member state on January 1, 2004, the United States, the District of Columbia, or any state or territory thereof, or New Zealand or may convert into a limited liability company, so long as the amount of Indebtedness of BP I, BP II and the Restricted Subsidiaries is not increased thereby. The provisions set forth in this “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among BP I, BP II and the Restricted Subsidiaries.

The Senior Secured Notes Indenture further provides that, subject to certain limitations in the Senior Secured Notes Indenture governing release of a Senior Secured Note Guarantee upon the sale or disposition of a Restricted Subsidiary that is a Senior Secured Note Guarantor, no Senior Secured Note Guarantor (other than RGHL) will, and BP I and BP II will not permit any Senior Secured Note Guarantor (other than RGHL) to, consolidate, amalgamate or merge with or into or wind up into (whether or not such Senior Secured Note Guarantor is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or Substantially All of its properties or assets in one or more related transactions to, any Person unless:

(1) either (a) such Senior Secured Note Guarantor is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than such Senior Secured Note Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of any member state of the European Union that was a member state on January 1, 2004, the United States, the District of Columbia, or any state or territory thereof or New Zealand (such Senior Secured Note Guarantor or such Person, as the case may be, being herein called the “Successor Senior Secured Note Guarantor”), and the Successor Senior Secured Note Guarantor (if other than such Senior Secured Note Guarantor) expressly assumes all the obligations of such Senior Secured Note Guarantor under the Senior Secured Notes Indenture, the relevant Security Documents, the First Lien Intercreditor Agreement, the 2007 UK Intercreditor Agreement and such Senior Secured Note Guarantor’s Senior Secured Note Guarantee pursuant to a supplemental indenture or other documents or instruments in form satisfactory to the Trustee, or (b) if such sale or disposition or consolidation, amalgamation or merger is with a Person other than BP I, BP II or any Restricted Subsidiary, such sale or disposition or consolidation, amalgamation or merger is not in violation of the covenant described above under the caption “— Certain Covenants — Asset Sales;” and

(2) the Successor Senior Secured Note Guarantor (if other than such Senior Secured Note Guarantor) shall have delivered or caused to be delivered to the Trustee an Officers’ Certificate and an

Opinion of Counsel, each stating that such consolidation, amalgamation, merger or transfer and such supplemental indenture (if any) comply with the Senior Secured Notes Indenture.

Subject to certain limitations described in the Senior Secured Notes Indenture, in a transaction to which the immediately preceding paragraph 1(a) applies, the Successor Senior Secured Note Guarantor (if other than such Senior Secured Note Guarantor) will succeed to, and be substituted for, such Senior Secured Note Guarantor under the Senior Secured Notes Indenture and such Senior Secured Note Guarantor’s Senior Secured Note Guarantee, and such Senior Secured Note Guarantor will automatically be released and discharged from its obligations under the Senior Secured Notes Indenture and such Senior Secured Note Guarantor’s Senior Secured Note Guarantee. Notwithstanding the foregoing, (1) a Senior Secured Note Guarantor may merge, amalgamate or consolidate with an Affiliate incorporated solely for the purpose of reincorporating such Senior Secured Note Guarantor in a member state of (or another member state of) the European Union that was a member state on January 1, 2004, the United States, the District of Columbia, or any state or territory thereof, or New Zealand so long as the amount of Indebtedness of the Senior Secured Note Guarantor is not increased thereby, and (2) a Senior Secured Note Guarantor may merge, amalgamate or consolidate with another Senior Secured Note Guarantor, an Issuer, BP I or BP II.

In addition, notwithstanding the foregoing, any Senior Secured Note Guarantor may consolidate, amalgamate or merge with or into or wind up into, or sell, assign, transfer, lease, convey or otherwise dispose of all or Substantially All of its properties or assets (collectively, a “Transfer”) to (x) BP I, an Issuer or any Senior Secured Note Guarantor or (y) any Restricted Subsidiary that is not a Senior Secured Note Guarantor; provided that at the time of each such Transfer pursuant to clause (y) the aggregate amount of all such Transfers since the Issue Date shall not exceed 5.0% of the consolidated assets of BP I, BP II, the Issuers and the Senior Secured Note Guarantors as shown on the most recent available combined consolidated balance sheet of BP I, BP II, the Issuers and the Restricted Subsidiaries after giving effect to each such Transfer and including all Transfers occurring from and after the Issue Date (excluding Transfers in connection with the Transactions described in the Offering Circular). Subject to the foregoing, upon a Transfer to a Restricted Subsidiary that is not a Senior Secured Note Guarantor, any Collateral subject to security interests in favor of the Senior Secured Notes will be automatically released from such security interests and the Senior Secured Notes will no longer have the benefit of such Collateral.

Additional Covenants.  The Senior Secured Notes Indenture also contains covenants with respect to the following matters: (a) payment of the principal, premium, any Additional Amounts and interest; (b) maintenance of an office or agency in New York; and (c) arrangements regarding the handling of money held.

Defaults

An Event of Default is defined in the Senior Secured Notes Indenture as:

(1) a default in any payment of interest on any Senior Secured Note when due, continued for 30 days;

(2) a default in the payment of principal or premium, if any, of any Senior Secured Note when due at its Stated Maturity, upon optional redemption, upon required repurchase (other than with respect to any Change of Control Payment, which shall be governed by clause (4) below), upon declaration or otherwise;

(3) the failure by BP I, BP II, or any Restricted Subsidiaries to comply with the covenants described under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets,” or “— Limitation on the US Issuers”;

(4) the failure by BP I, BP II or any Restricted Subsidiaries to comply for 60 days after notice with its other agreements contained in the Senior Secured Notes or the Senior Secured Notes Indenture (other than a failure to purchase Senior Secured Notes);

(5) the failure by BP I, BP II, an Issuer or any Significant Subsidiary to pay any Indebtedness (other than Indebtedness owing to BP I, BP II or a Restricted Subsidiary) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, in each case, if the total amount of such Indebtedness unpaid or accelerated exceeds $30.0 million or its foreign currency equivalent (the “cross-acceleration provision”);

(6) certain events of bankruptcy, insolvency or reorganization of BP I, BP II, an Issuer, a Significant Subsidiary or any Restricted Subsidiary that, directly or indirectly, owns or holds any Equity Interest of an Issuer (the “bankruptcy provisions”);

(7) failure by BP I, BP II, an Issuer or any Significant Subsidiary to pay final judgments aggregating in excess of $50.0 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days (the “judgment default provision”); or

(8) any Senior Secured Note Guarantee of RGHL, BP I or a Significant Subsidiary (or any Senior Secured Note Guarantee of one or more Senior Secured Note Guarantors that collectively would represent a Significant Subsidiary) ceases to be in full force and effect (except as contemplated by the terms thereof or the terms of the Senior Secured Notes Indenture or the First Lien Intercreditor Agreement) or BP I, BP II or any Senior Secured Note Guarantor that qualifies as a Significant Subsidiary (or one or more Senior Secured Note Guarantors that collectively would represent a Significant Subsidiary) denies or disaffirms its obligations under the Senior Secured Notes Indenture or any Senior Secured Note Guarantee and such Default continues for 20 days; or

(9) the security interest in the Collateral created under any Security Document shall, at any time, cease to be in full force and effect and constitute a valid and, to the extent applicable and required by the Agreed Security Principles, perfected, lien with the priority required by the Senior Secured Notes Indenture for any reason other than the satisfaction in full of all obligations under the Senior Secured Notes Indenture and discharge of the Senior Secured Notes Indenture or in accordance with the terms of the First Lien Intercreditor Agreement, the 2007 UK Intercreditor Agreement or any Additional Intercreditor Agreement or as provided under “Security — Release of Collateral” above or any security interest created under any Security Document shall be invalid or unenforceable (other than any such failure to be in full force and effect and constitute a valid and, to the extent applicable and required by the Agreed Security Principles, perfected, lien with the priority required by the Senior Secured Notes Indenture or any invalidity or unenforceability that would not be material to the Holders) or RGHL, BP I, an Issuer or any Person granting Collateral the subject of any such security interest shall assert, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable and in each case (but only in the event that such failure to be in full force and effect and constitute a valid and, to the extent applicable and required by the Agreed Security Principles, perfected, lien with the priority required by the Senior Secured Notes Indenture or such invalidity or unenforceability or failure to be perfected or such assertion is capable of being cured without imposing any new hardening period, in equity or at law, to which such security interest was not otherwise subject immediately prior to such failure or assertion, other than any such hardening period that is also applicable to any other Lien over the relevant Collateral) such failure or such assertion shall have continued uncured for a period of (x) 30 days after the Issuers become aware of such failure with respect to any Collateral of a Domestic Subsidiary of BP I (other than Collateral which is an Equity Interest of a Foreign Subsidiary) or (y) 60 days after the Issuers become aware of such failure otherwise (the “security default provision”).

The foregoing constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clause (4) (other than a failure to purchase Senior Secured Notes) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of outstanding Senior Secured Notes of such series notify the Issuers of the default and the Issuers do not cure or cause the cure of such default within the time specified in clause (4) hereof, after receipt of such notice.

If an Event of Default (other than a Default relating to (x) certain events of bankruptcy, insolvency or reorganization of BP I, BP II, an Issuer or any Restricted Subsidiary that, directly or indirectly, holds or owns any Equity Interest of an Issuer or (y) the covenant “— Limitation on the US Issuers”) occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of outstanding Senior Secured Notes by notice to the Issuers may declare the principal of, premium, if any, and accrued but unpaid interest (including additional interest, if any) on all the Senior Secured Notes to be due and payable. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to (x) certain events of bankruptcy, insolvency or reorganization of BP I, BP II, an Issuer or any Restricted Subsidiary that, directly or indirectly, holds or owns any Equity Interest of an Issuer or (y) the covenant “— Limitation on the US Issuers” occurs, the principal of, premium, if any, and interest on all the Senior Secured Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any holders. Under certain circumstances, the holders of a majority in principal amount of outstanding Senior Secured Notes may rescind any such acceleration with respect to the Senior Secured Notes and its consequences.

In the event of any Event of Default specified in clause (5) of the first paragraph above, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) will be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of the Senior Secured Notes, if within 20 days after such Event of Default arose the Issuers deliver an Officers’ Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the principal amount of the Senior Secured Notes as described above be annulled, waived or rescinded upon the happening of any such events.

Subject to the provisions of the Senior Secured Notes Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Senior Secured Notes Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder may pursue any remedy with respect to the Senior Secured Notes Indenture or the Senior Secured Notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing,

(2) Holders of at least 25% in principal amount of the outstanding Senior Secured Notes have requested the Trustee to pursue the remedy,

(3) such Holders have offered the Trustee security or indemnity satisfactory to it against any loss, liability or expense,

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and

(5) the Holders of a majority in principal amount of the outstanding Senior Secured Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the Holders of a majority in principal amount of outstanding Senior Secured Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Senior Secured Notes Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under the Senior Secured Notes Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action. We cannot assure you that indemnification satisfactory to the Trustee will be on commercially reasonable terms or terms acceptable to holders of the Senior Secured Notes such that an agreement will be reached and the Trustee will act on behalf of the secured noteholders.

The Senior Secured Notes Indenture provides that if a Default occurs and is continuing and has been notified to the Trustee, the Trustee must mail (or otherwise deliver in accordance with applicable DTC procedures) to each holder of Senior Secured Notes notice of the Default within the earlier of 90 days after it occurs or 30 days after written notice of it is received by the Trustee. In addition, the Issuers are required to deliver to the Trustee, within 120 days after the end of each fiscal year and in any event, within 14 days of request by the Trustee, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Issuers also are required to deliver to the Trustee (i) as soon as any of them become aware of the occurrence of an Event of Default, written notice of the occurrence of such Event of Default and (ii) within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action BP I, BP II or any Issuer is taking or proposes to take in respect thereof.

Additional Intercreditor Agreements

The Senior Secured Notes Indenture provides that, at the request of the Issuers, in connection with the Incurrence by BP I, BP II or the Restricted Subsidiaries of any Indebtedness for borrowed money permitted pursuant to the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” constituting First Lien Obligations or Subordinated Indebtedness of BP I, BP II, any Issuer or any Senior Secured Note Guarantor, BP I, BP II, the Issuers, the relevant Restricted Subsidiaries and the Trustee shall enter into with the holders of such Indebtedness (or their duly authorized Representatives) one or more intercreditor agreements (each an “Additional Intercreditor Agreement”) on substantially the same terms as one or both of the First Lien Intercreditor Agreement and the 2007 UK Intercreditor Agreement (or, in each case, on terms not materially less favorable to the holders of the Senior Secured Notes), including containing substantially the same terms with respect to enforcement and release of Senior Secured Note Guarantees and Collateral; provided, that such Additional Intercreditor Agreement will not impose any personal obligations on the Trustee or, in the opinion of the Trustee, adversely affect the rights, duties, liabilities or immunities of the Trustee under the Senior Secured Notes Indenture, the First Lien Intercreditor Agreement or the 2007 UK Intercreditor Agreement.

The Senior Secured Notes Indenture also provides that, at the direction of the Issuers and without the consent of secured noteholders, the Trustee shall from time to time enter into one or more amendments to the First Lien Intercreditor Agreement, the 2007 UK Intercreditor Agreement or any Additional Intercreditor Agreement to: (1) cure any ambiguity, omission, mistake, defect or inconsistency of any such agreement, (2) increase the amount or types of Indebtedness covered by any such agreement that may be Incurred by BP I, BP II or a Restricted Subsidiary (including with respect to the First Lien Intercreditor Agreement, the 2007 UK Intercreditor Agreement or any Additional Intercreditor Agreement the addition of provisions relating to new Indebtedness ranking junior in right of payment to the Senior Secured Notes), (3) add parties to the First Lien Intercreditor Agreement, the 2007 UK Intercreditor Agreement or an Additional Intercreditor Agreement, including Senior Secured Note Guarantors, or successors, including successor trustees or other

Representatives, (4) secure the Senior Secured Notes (including Additional Senior Secured Notes), First Lien Obligations or any Subordinated Indebtedness, in each case to the extent permitted to be Incurred and so secured hereunder, (5) make provision for pledges of any collateral to secure the Senior Secured Notes (including any Additional Senior Secured Notes), First Lien Obligations or any Subordinated Indebtedness, in each case to the extent permitted to be Incurred and so secured hereunder or (6) make any other change to any such agreement that does not adversely affect the Senior Secured Notes in any material respect. The Issuers shall not otherwise direct the Trustee to enter into any amendment to the First Lien Intercreditor Agreement, the 2007 UK Intercreditor Agreement or any Additional Intercreditor Agreement without the consent of the holders representing a majority in aggregate principal amount of the Senior Secured Notes then outstanding, except as otherwise permitted below under “— Amendments and Waivers,” and the Issuers may only direct the Trustee to enter into any amendment to the extent such amendment does not impose any personal obligations on the Trustee or, in the opinion of the Trustee, adversely affect the rights, duties, liabilities or immunities of the Trustee under the Senior Secured Notes Indenture or the First Lien Intercreditor Agreement, the 2007 UK Intercreditor Agreement or any Additional Intercreditor Agreement.

The Senior Secured Notes Indenture also provides that each secured noteholder, by accepting a Senior Secured Note, shall be deemed to have agreed to and accepted the terms and conditions of the First Lien Intercreditor Agreement, the 2007 UK Intercreditor Agreement and any Additional Intercreditor Agreement (whether then entered into or entered into in the future pursuant to the provisions described herein) and the performance by the Trustee of its obligations and the exercise of its rights thereunder and in connection therewith. A copy of the First Lien Intercreditor Agreement, the 2007 UK Intercreditor Agreement and any Additional Intercreditor Agreement shall be made available for inspection during normal business hours on any Business Day upon prior written request at the offices of the Trustee.

Amendments and Waivers

Subject to certain exceptions, the Senior Secured Notes Indenture, the Senior Secured Notes, the First Lien Intercreditor Agreement, the 2007 UK Intercreditor Agreement, Additional Intercreditor Agreements, the Security Documents and the Senior Secured Notes may be amended with the consent of the holders of a majority in principal amount of the Senior Secured Notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Senior Secured Notes then outstanding; provided, however, that without the consent of each holder of an outstanding Senior Secured Note affected, no amendment may, among other things:

(1) reduce the amount of Senior Secured Notes whose holders must consent to an amendment;

(2) reduce the rate of or extend the time for payment of interest on any Senior Secured Note;

(3) reduce the principal of or extend the Stated Maturity of any Senior Secured Note;

(4) reduce the premium or amount payable upon the redemption of any Senior Secured Note, change the time at which any Senior Secured Note may be redeemed as described under “— Optional Redemption,” or “— Redemption for Taxation Reasons;”

(5) make any Senior Secured Note payable in money other than that stated in such Senior Secured Note:

(6) expressly subordinate the Senior Secured Notes or any Senior Secured Note Guarantee to any other Indebtedness of any Issuer, BP I or any Senior Secured Note Guarantor not otherwise permitted by the Senior Secured Notes Indenture;

(7) impair the right of any holder to receive payment of principal of, premium, if any, and interest on such holder’s Senior Secured Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Senior Secured Notes;

(8) make any change in the amendment provisions which require the holder’s consent as described in this sentence or in the waiver provisions;

(9) change the provisions of the First Lien Intercreditor Agreement or the 2007 UK Intercreditor Agreement or any Additional Intercreditor Agreement in any manner adverse to the interests of the Holders in any material respect; or

(10) make any change in the provisions of the Senior Secured Notes Indenture described under “— Withholding Taxes” that adversely affects the rights of any Holder to receive payments of Additional Amounts pursuant to such provisions or amend the terms of the Senior Secured Notes or the Senior Secured Notes Indenture in a way that would result in the loss of an exemption from any of the Taxes described thereunder that are required to be withheld or deducted by any Relevant Taxing Jurisdiction from any payments made on the Senior Secured Note or any Senior Secured Note Guarantees by the Payors, unless RGHL or any Restricted Subsidiary agrees to pay any Additional Amounts that arise as a result. For purposes of this paragraph (10) a “Relevant Taxing Jurisdiction” shall include the United States.

Without the consent of the holders of the requisite percentage of the aggregate principal amount of the Senior Secured Notes then outstanding required by the Trust Indenture Act (which consents may be obtained in connection with a tender offer or exchange offer for the Senior Secured Notes), no amendment or waiver may release from the Lien of the Senior Secured Notes Indenture and the Security Documents all or substantially all of the Collateral; provided, however, that if any such amendment or waiver disproportionately adversely affects one series of Senior Secured Notes, such amendment or waiver shall also require the consent of the holders of at least the requisite percentage of the aggregate principal amount of such adversely affected series of Senior Secured Notes required by the Trust Indenture Act (which consents may be obtained in connection with a tender offer or exchange offer for the Senior Secured Notes).

Without the consent of any Holder, BP I, the Issuers, the Trustee and the Collateral Agent may amend the Senior Secured Notes Indenture, the Senior Secured Notes, the First Lien Intercreditor Agreement, the 2007 UK Intercreditor Agreement, any Additional Intercreditor Agreement or any Security Document (1) to cure any ambiguity, omission, mistake, defect or inconsistency, (2) to give effect to any provision of the Senior Secured Notes Indenture (including the release of any Senior Secured Note Guarantees or security interest in any Collateral in accordance with the terms of the Senior Secured Notes Indenture, and to comply with the covenant under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets”), (3) to provide for the assumption by a Successor Company of the obligations of any Issuer under the Senior Secured Notes Indenture and the Senior Secured Notes, or to provide for the assumption by a Successor Senior Secured Note Guarantor of the obligations of a Senior Secured Note Guarantor under the Senior Secured Notes Indenture and its Senior Secured Note Guarantee, (4) to provide for uncertificated Senior Secured Notes in addition to or in place of certificated Senior Secured Notes (provided that the uncertificated Senior Secured Notes are issued in registered form for purposes of Section 163(f) of the Code), (5) to add a Senior Secured Note Guarantee with respect to the Senior Secured Notes, (6) to add assets to the Collateral, (7) to release Collateral from any Lien pursuant to the Senior Secured Notes Indenture, the First Lien Intercreditor Agreement, the 2007 UK Intercreditor Agreement, any Additional Intercreditor Agreement and the applicable Security Documents when permitted or required by the Senior Secured Notes Indenture, the First Lien Intercreditor Agreement, the 2007 UK Intercreditor Agreement, any Additional Intercreditor Agreement and the applicable Security Documents, (8) to the extent necessary to provide for the granting of a security interest for the benefit of any Person, provided that the granting of such security interest is not prohibited under “— Certain Covenants — Impairment of Security Interest” or otherwise under the Senior Secured Notes Indenture, (9) to add to the covenants of BP I, BP II or any Senior Secured Note Guarantor for the benefit of the Holders or to surrender any right or power conferred upon BP I or BP II, (10) to make any change that does not adversely affect the rights of any Holder, (11) to evidence and give effect to the acceptance and appointment under the Senior Secured Notes Indenture, the First Lien Intercreditor Agreement, the 2007 UK Intercreditor Agreement, any Additional Intercreditor Agreement and the applicable Security Documents of a successor Trustee, (12) to provide for the accession of the Trustee to any instrument in connection with the

Senior Secured Notes, (13) to make certain changes to the Senior Secured Notes Indenture to provide for the issuance of Additional Senior Secured Notes or (14) to comply with any requirement of the SEC in connection with the qualification of the Senior Secured Notes Indenture under the Trust Indenture Act, if such qualification is required.

The consent of the noteholders is not necessary under the Senior Secured Notes Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the Senior Secured Notes Indenture becomes effective, the Issuers are required to mail (or otherwise deliver in accordance with applicable DTC procedures) to the respective noteholders a notice briefly describing such amendment. However, the failure to give such notice to all noteholders entitled to receive such notice, or any defect therein, will not impair or affect the validity of the amendment.

No Personal Liability of Directors, Officers, Employees, Managers and Stockholders

No (i) director, officer, employee, manager, incorporator or holder of any Equity Interests in BP I, BP II or any Issuer or any direct or indirect parent corporation or (ii) director, officer, employee or manager of a Senior Secured Note Guarantor, will have any liability for any obligations of the Issuers under the Senior Secured Notes, the Senior Secured Notes Indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation; provided, however, the foregoing shall not in any manner affect the liability of a Senior Secured Note Guarantor with respect to its Senior Secured Note Guarantee. Each holder of Senior Secured Notes by accepting a Senior Secured Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Senior Secured Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Transfer and Exchange

A noteholder may transfer or exchange Senior Secured Notes in accordance with the Senior Secured Notes Indenture. Upon any transfer or exchange, the registrar and the Trustee may require a noteholder, among other things, to furnish appropriate endorsements and transfer documents and the Issuers may require a noteholder to pay any taxes required by law or permitted by the Senior Secured Notes Indenture. The Issuers are not required to transfer or exchange any Senior Secured Note selected for redemption or to transfer or exchange any Senior Secured Note for a period of 15 days prior to a selection of Senior Secured Notes to be redeemed. The Senior Secured Notes will be issued in registered form and the registered holder of a Senior Secured Note will be treated as the owner of such Note for all purposes.

Satisfaction and Discharge

The Senior Secured Notes Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration or transfer or exchange of Senior Secured Notes, as expressly provided for in the Senior Secured Notes Indenture) as to all outstanding Senior Secured Notes when:

(1) either (a) all the Senior Secured Notes theretofore authenticated and delivered (except lost, stolen or destroyed Senior Secured Notes which have been replaced or paid and Senior Secured Notes for whose payment money has theretofore been deposited in trust or segregated and held by the Issuers and thereafter repaid to the Issuers or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all of the Senior Secured Notes (i) have become due and payable, (ii) will become due and payable at their stated maturity within one year or (iii) if redeemable at the option of the Issuers, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers, and the Issuers have irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Senior Secured Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Senior Secured Notes to the date of deposit together with irrevocable instructions from the Issuers directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2) BP I, BP II, an Issuer or the Senior Secured Note Guarantors have paid all other sums payable under the Senior Secured Notes Indenture; and

(3) the Issuers have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent under the Senior Secured Notes Indenture relating to the satisfaction and discharge of the Senior Secured Notes Indenture have been complied with; provided that any counsel may rely on an Officers’ Certificate as to matters of fact.

Defeasance

The Issuers at any time may terminate all their obligations under the Senior Secured Notes and the Senior Secured Notes Indenture (“legal defeasance”), and cure any existing Defaults and Events of Default, except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Senior Secured Notes, to replace mutilated, destroyed, lost or stolen Senior Secured Notes and to maintain a registrar and paying agent in respect of the Senior Secured Notes. The Issuers at any time may terminate their obligations under the covenants described under “— Certain Covenants,” the operation of the cross-acceleration provision and the bankruptcy provisions with respect to Significant Subsidiaries, and the security default provision and the judgment default provision described under “— Defaults” and the undertakings and covenants contained under “— Change of Control” and “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” (“covenant defeasance”). If the Issuers exercise their legal defeasance option or their covenant defeasance option, each Senior Secured Note Guarantor will be released from all of its obligations with respect to its Senior Secured Note Guarantee and the Issuers and each Senior Secured Note Guarantor will be released from all of its obligations with respect to the Security Documents.

The Issuers may exercise their legal defeasance option notwithstanding their prior exercise of their covenant defeasance option. If the Issuers exercise their legal defeasance option, payment of the Senior Secured Notes may not be accelerated because of an Event of Default with respect thereto. If the Issuers exercise their covenant defeasance option, payment of the Senior Secured Notes may not be accelerated because of an Event of Default specified in clause (3), (4), (5), (6) (with respect only to Significant Subsidiaries), (7) or (8) under “— Defaults” or because of the failure of the Issuers to comply with clause (4) under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets.”

In order to exercise its defeasance option, the Issuers must irrevocably deposit (the “defeasance trust”) with the Trustee money in US Dollars for the payment of principal, premium (if any) and interest on the Senior Secured Notes to redemption or maturity, as the case may be, and must comply with certain other conditions set out in the Senior Secured Notes Indenture, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Senior Secured Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or change in applicable U.S. federal income tax law).

Concerning the Trustee

The Bank of New York Mellon is the Trustee under the Senior Secured Notes Indenture.

If the Trustee becomes a creditor of the Issuers or any Senior Secured Note Guarantor, the Senior Secured Notes Indenture and the Trust Indenture Act limit its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Senior Secured Notes Indenture provides that in case an Event of Default will occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Senior Secured Notes Indenture at the request of any Holder of Senior Secured Notes, unless such Holder will have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Notices

All notices to secured noteholders will be validly given if mailed to them at their respective addresses in the register of the Holders of the Senior Secured Notes, if any, maintained by the Registrar (or otherwise delivered in accordance with applicable DTC procedures). In addition, for so long as any Senior Secured Notes are represented by Global Senior Notes, all notices to Holders of the Senior Secured Notes will be delivered to DTC, which will give such notices to the holders of Book-Entry Interests.

Each such notice shall be deemed to have been given on the date of such publication or, if published more than once on different dates, on the first date on which publication is made; provided that, if notices are mailed (or otherwise delivered in accordance with applicable DTC procedures), such notice shall be deemed to have been given on the later of such publication and the seventh day after being so mailed or delivered. Any notice or communication mailed to a noteholder shall be mailed to such Person by first-class mail or other equivalent means (or otherwise delivered in accordance with applicable DTC procedures) and shall be sufficiently given to him if so mailed or delivered within the time prescribed. Failure to mail (or otherwise deliver in accordance with applicable DTC procedures) a notice or communication to a secured noteholder or any defect in it shall not affect its sufficiency with respect to other secured noteholders. If a notice or communication is mailed or delivered in the manner provided above, it is duly given, whether or not the addressee receives it.

Currency Indemnity and Calculation of Dollar-denominated Restrictions

The US Dollar is the sole currency of account and payment for all sums payable by BP I, BP II, the Issuers or any Senior Secured Note Guarantor under or in connection with the Senior Secured Notes, including damages. Any amount with respect to the Senior Secured Notes received or recovered in a currency other than US Dollars, whether as a result of, or the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of the Issuers or any Senior Secured Note Guarantor or otherwise by any secured noteholder or by the Trustee, in respect of any sum expressed to be due to it from the Issuers or any Senior Secured Note Guarantor will only constitute a discharge to the Issuers or any Senior Secured Note Guarantor to the extent of the US Dollar amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so).

If that US Dollar amount is less than the US Dollar amount expressed to be due to the recipient or the Trustee under any Senior Secured Note, BP I, BP II, the Issuers and any Senior Secured Note Guarantor will indemnify such recipient against any loss sustained by it as a result. In any event, BP I, BP II, the Issuers and any Senior Secured Note Guarantor will indemnify the recipient against the cost of making any such purchase. For the purposes of this currency indemnity provision, it will be prima facie evidence of the matter stated therein for the holder of a Senior Secured Note or the Trustee to certify in a manner satisfactory to the Issuers

(indicating the sources of information used) the loss it Incurred in making any such purchase. These indemnities constitute a separate and independent obligation from BP I, BP II, the Issuers and any Senior Secured Note Guarantor’s other obligations, will give rise to a separate and independent cause of action, will apply irrespective of any waiver granted by any holder of a Senior Secured Note or the Trustee (other than a waiver of the indemnities set out herein) and will continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any Senior Secured Note or to the Trustee.

Except as otherwise specifically set forth herein, (a) for purposes of determining compliance with any euro-denominated restriction herein, the Euro Equivalent amount for purposes hereof that is denominated in a non-euro currency shall be calculated based on the relevant currency exchange rate in effect on the date such non-euro amount is Incurred or made, as the case may be, and (b) for purposes of determining compliance with any U.S. Dollar-denominated restriction herein, the U.S. Dollar Equivalent amount for purposes hereof that is denominated in a non-U.S. Dollar currency shall be calculated based on the relevant currency exchange rate in effect on the date such non-U.S. Dollar amount is Incurred or made, as the case may be.

Consent to Jurisdiction and Service

Each of BP I, BP II, the Issuers and the Senior Secured Note Guarantors has irrevocably and unconditionally: (1) submitted itself and its property in any legal action or proceeding relating to the Senior Secured Notes Indenture to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the general jurisdiction of the courts of the State of New York, sitting in the Borough of Manhattan, The City of New York, the courts of the United States of America for the Southern District of New York, appellate courts from any thereof and courts of its own corporate domicile, with respect to actions brought against it as defendant; (2) consented that any such action or proceeding may be brought in such courts and waive any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; (3) designated and appointed the US Issuer II as its authorized agent upon which process may be served in any action, suit or proceeding arising out of or relating to the Senior Secured Notes Indenture that may be instituted in any Federal or state court in the State of New York; and (4) agreed that service of any process, summons, notice or document by US registered mail addressed to the US Issuer II, with written notice of said service to such Person at the address of the US Issuer II set forth in the Senior Secured Notes Indenture shall be effective service of process for any action, suit or proceeding brought in any such court.

Enforceability of Judgments

Since a significant portion of the assets (including assets constituting the Collateral) of BP I, BP II, the Issuers and the Senior Secured Note Guarantors are outside the United States, any judgment obtained in the United States against BP I, BP II, the Issuers or any Senior Secured Note Guarantor, including judgments with respect to the payment of principal, premium, interest, Additional Amounts, redemption price and any purchase price with respect to the Senior Secured Notes, may not be collectable within the United States.

Governing Law

The Senior Secured Notes Indenture provides that it and the Senior Secured Notes are governed by, and construed in accordance with, the laws of the State of New York. Notwithstanding anything to the contrary, articles 86 to 94-8 of the Luxembourg law of August 10, 1915 on commercial companies shall not be applicable in respect of the Senior Secured Notes.

The First Lien Intercreditor Agreement provides that it is governed by, and construed in accordance with, the laws of the State of New York.

The 2007 UK Intercreditor Agreement provides that it is governed by, and construed in accordance with, the laws of England.

Unless granted under a Security Document governed by the law of the jurisdiction of an Obligor, under English law or under the applicable laws of the United States (or any state therein), all Security Documents (other than share security over an Obligor’s Subsidiaries) shall be governed by the law of and secure assets located in the jurisdiction of organization of that Obligor; provided that for certain receivables security and other related assets, such security may be governed by the laws of the jurisdiction of organization of the creditor or that governs the underlying receivable.

See “Certain Insolvency and Other Local Law Considerations” and “Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — Enforcing your rights as a holder of the notes or under the guarantees, or with respect to the Senior Secured Notes, the security, across multiple jurisdictions may be difficult.”

Book-Entry, Delivery and Form

General

The Senior Secured Notes sold will be represented by one or more global Senior Secured Notes (collectively, the “Global Senior Secured Notes”). The Global Senior Secured Notes will be deposited upon issuance with a custodian for the Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee of DTC.

In the event that Additional Senior Secured Notes are issued pursuant to the terms of the Senior Secured Notes Indenture, the Issuers may, in their sole discretion, cause some or all of such Additional Senior Secured Notes, if any, to be issued in the form of one or more global Senior Secured Notes (the “Additional Global Senior Secured Notes”) and registered in the name of and deposited with the nominee of DTC.

Ownership of beneficial interests in each Global Senior Secured Note and ownership of interests in each Additional Global Senior Secured Note (together, the “Book-Entry Interests”) will be limited to persons that have accounts with the Depositary or persons that may hold interests through such participants. Book-Entry Interests will be shown on, and transfers thereof will be effected only through, records maintained in book-entry form by the Depositary and their participants. As used in this section, “Depositary” means, with respect to the Global Senior Secured Notes and the Additional Global Senior Secured Notes, if any, DTC.

The Book-Entry Interests will not be held in definitive form. Instead, the Depositary will credit on its book-entry registration and transfer systems a participant’s account with the interest beneficially owned by such participant. The laws of some jurisdictions, including certain states of the United States, may require that certain purchasers of securities take physical delivery of such securities in definitive form. The foregoing limitations may impair your ability to own, transfer or pledge or grant any other security interest in Book-Entry Interests. In addition, while the Senior Secured Notes are in global form, “holders” of Book-Entry Interests may not be considered the owners or “holders” of Senior Secured Notes for purposes of the Senior Secured Notes Indenture.

So long as the Senior Secured Notes and any Additional Senior Secured Notes are held in global form, DTC (or its nominee), may be considered the sole holder of Global Senior Secured Notes for all purposes under the Senior Secured Notes Indenture. As such, participants must rely on the procedures of DTC, and indirect participants must rely on the procedures of DTC and the participants through which they own Book-Entry Interests, to transfer their interests or to exercise any rights of holders under the Senior Secured Notes Indenture.

The Issuers and the Trustee and their respective agents will not have any responsibility or be liable for any aspect of the records relating to the Book-Entry Interests.

Issuance of Definitive Registered Senior Secured Notes

Under the terms of the Senior Secured Notes Indenture, owners of Book-Entry Interests will not receive definitive Senior Secured Notes in registered form (“Definitive Registered Senior Secured Notes”) in exchange for their Book-Entry Interests unless (a) the Issuers have consented thereto in writing, or such transfer or exchange is made pursuant to one of clauses (i), (ii) or (iii) of this paragraph and (b) such transfer or exchange is in accordance with the applicable rules and procedures of the Depositary and the applicable provisions of the Senior Secured Notes Indenture. Subject to applicable provisions of the Senior Secured Notes Indenture, Definitive Registered Senior Secured Notes shall be transferred to all owners of Book-Entry Interests in the relevant Global Senior Secured Note if:

(i) the Issuers notify the Trustee in writing that the Depositary is unwilling or unable to continue to act as depositary and the Issuers do not appoint a successor depositary within 120 days;

(ii) the Depositary so requests if an Event of Default under the Senior Secured Notes Indenture has occurred and is continuing; or

(iii) the Issuers, at their option, notify the Trustee in writing that they elect to issue Definitive Registered Senior Secured Notes under the Senior Secured Notes Indenture.

In such an event, Definitive Registered Senior Secured Notes will be issued and registered in the name or names and issued in denominations of $100,000 in principal amount and integral multiples of $1,000 as requested by or on behalf of the Depositary (in accordance with its customary procedures and certain certification requirements and based upon directions received from participants reflecting the beneficial ownership of the Book-Entry Interests), and such Definitive Registered Senior Secured Notes will bear the restrictive legend referred to in “Transfer Restrictions,” unless that legend is not required by the Senior Secured Notes Indenture or applicable law. Payment of principal of, and premium, if any, and interest on the Senior Secured Notes shall be payable at the place of payment designated by the Issuers pursuant to the Senior Secured Notes Indenture; provided, however, that at the Issuers’ option, payment of interest on a Senior Secured Note may be made by check mailed to the person entitled thereto to such address as shall appear on the Senior Secured Note register.

Redemption of the Global Senior Secured Notes

In the event any Global Senior Secured Note, or any portion thereof, is redeemed, the Depositary will distribute the amount received by it in respect of the Global Senior Secured Note so redeemed to the holders of the Book-Entry Interests in such Global Senior Secured Note. The redemption price payable in connection with the redemption of such Book-Entry Interests will be equal to the amount received by the Depositary in connection with the redemption of such Global Senior Secured Note (or any portion thereof).

We understand that under existing practices of DTC, if fewer than all of the Senior Secured Notes are to be redeemed at any time, DTC will credit their respective participants’ accounts on a proportionate basis (with adjustments to prevent fractions) or by lot or on such other basis as they deem fair and appropriate; provided, however, that no book-entry interest of less than $100,000 in principal amount may be redeemed in part.

Payments on Global Senior Secured Notes

Payments of any amounts owing in respect of the Global Senior Secured Notes for the Senior Secured Notes (including principal, premium, interest, additional interest and Additional Amounts) will be made by the Issuers in US Dollars to the paying agents under the Senior Secured Notes Indenture. The paying agents will, in turn, make such payments to the Depositary or its nominee, as the case may be, which will distribute such payments to their respective participants in accordance with their respective procedures.

Under the terms of the Senior Secured Notes Indenture, the Issuers, the Trustee and the paying agents will treat the registered holder of the Global Senior Secured Notes as the owner thereof for the purpose of receiving payments and other purposes under the Senior Secured Notes Indenture. Consequently, the Issuers, the Trustee and the paying agents and their respective agents have not and will not have any responsibility or liability for:

•	any aspect of the records of the Depositary or any participant or indirect participant relating to, or payments made on account of, a Book-Entry Interest, for any such payments made by the Depositary or any participant or indirect participants, or maintaining, supervising or reviewing the records of the Depositary or any participant or indirect participant relating to or payments made on account of a Book-Entry Interest; or

•	the Depositary or any participant or indirect participant.

Payments by participants to owners of Book-Entry Interests held through participants are the responsibility of such participants, as is the case with securities held for the accounts of customers registered in “street name.”

Action by Owners of Book-Entry Interests

We understand that the Depositary will take any action permitted to be taken by a holder of Senior Secured Notes only at the direction of one or more participants to whose account the Book-Entry Interests in the Global Senior Secured Notes are credited and only in respect of such portion of the aggregate principal amount of Senior Secured Notes as to which such participant or participants has or have given such direction. The Depositary will not exercise any discretion in the granting of consents, waivers or the taking of any other action in respect of the Global Senior Secured Notes. However, if there is an Event of Default under the Senior Secured Notes, the Depositary reserves the right to exchange the Global Senior Secured Notes for Definitive Registered Senior Secured Notes in certificated form, and to distribute such Definitive Registered Senior Secured Notes to its respective participants.

Transfers

Transfers of any Global Senior Secured Note shall be limited to transfers of such Global Senior Secured Note in whole, but (subject to the provisions described above under “— Book-Entry, Delivery and Form — Issuance of Definitive Registered Senior Secured Notes,” to provisions described below in the section “— Book-Entry, Delivery and Form — Transfers” and the applicable provisions of the Senior Secured Notes Indenture), not in part, to the Depositary, its successors or its nominees.

Subject to the foregoing, Book-Entry Interests may be transferred and exchanged in a manner otherwise in accordance with the terms of the Senior Secured Notes Indenture. Any Book-Entry Interest in one of the Global Senior Secured Notes that is transferred to a person who takes delivery in the form of a Book-Entry Interest in another Global Senior Secured Note will, upon transfer, cease to be a Book-Entry Interest in the first mentioned Global Senior Secured Note and become a Book-Entry Interest in the relevant Global Senior Secured Note, and accordingly, will thereafter be subject to all transfer restrictions, if any, and other procedures applicable to Book-Entry Interests in such other Global Senior Secured Note for as long as that person retains such Book-Entry Interests.

Definitive Registered Senior Secured Notes, if any, may be transferred and exchanged for Book-Entry Interests in a Global Senior Secured Note only pursuant to the terms of the Senior Secured Notes Indenture and, if required, only after the transferor first delivers to the Trustee a written certificate (in the form provided in the Senior Secured Notes Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Senior Secured Notes. See “Plan of Distribution.”

Global Clearance and Settlement Under the Book-Entry System

Initial Settlement

Initial settlement for the Senior Secured Notes will be made in US Dollars. In the case of Book-Entry Interests held through DTC, such Book-Entry Interests will be credited to the securities custody account of DTC holders, as applicable, on the business day following the settlement date against payment for value on the settlement date.

Secondary Market Trading

The Book-Entry Interests will trade through participants of the Depositary, and will settle in same-day funds. Since the purchase determines the place of delivery, it is important to establish at the time of trading any Book-Entry Interests where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date.

Clearing Information

We expect that the Senior Secured Notes will be accepted for clearance through the facilities of DTC.

Information Concerning DTC

All Book-Entry Interests will be subject to the operations and procedures of DTC. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by such settlement system and may be changed at any time. We are not responsible for those operations or procedures.

We understand the following with respect to DTC:

DTC was created to hold securities for its participants and facilitate the clearance and settlement transactions among its participants. It does this through electronic book-entry changes in the accounts of securities participants, eliminating the need for physical movement of securities certificates. DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC’s owners are the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. and a number of its direct participants. Others, such as banks, brokers and dealers and trust companies that clear through or maintain a custodial relationship with a direct participant also have access to the DTC system and are known as indirect participants.

The information in this section concerning DTC and its book-entry systems has been obtained from sources we believe to be reliable, but we take no responsibility for the accuracy thereof.

Certain Definitions

“2007 Credit Agreement” means the senior facilities agreement dated May 11, 2007, among, among others, BP I and Credit Suisse as mandated lead arranger, agent, issuing bank and security trustee, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder (subject to compliance with the covenant described under “— Certain

Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Liens”) or altering the maturity thereof.

“2007 Notes” means the 2007 Senior Notes and the 2007 Senior Subordinated Notes.

“2007 Notes Collateral” means (x) all of the capital stock of BP I and (y) the receivables under the intercompany loans, each dated June 29, 2007 and between BP II and BP I in respect of the proceeds from the 2007 Senior Notes and the 2007 Senior Subordinated Notes, as from time to time amended, supplemented or modified.

“2007 Notes Security Documents” means the agreements or other instruments entered into or to be entered into between, inter alios, the collateral agent under the 2007 Senior Note Indenture and 2007 Senior Subordinated Note Indenture, the trustee under the 2007 Senior Note Indenture and 2007 Senior Subordinated Note Indenture, RGHL and BP II pursuant to which security interests in the 2007 Notes Collateral are granted to secure the 2007 Senior Notes and the 2007 Senior Subordinated Notes from time to time, as from time to time amended, supplemented or modified.

“2007 Senior Note Indenture” means the Indenture dated as of June 29, 2007, among BP II, the Senior Note Guarantors from time to time party thereto and as defined therein, the Trustee, as trustee, principal paying agent and transfer agent, BNY Fund Services (Ireland) Limited, as paying agent in Dublin and transfer agent, and Credit Suisse, as security agent.

“2007 Senior Notes” means the €480.0 million aggregate principal amount of 8% Senior Notes due 2016 issued pursuant to the 2007 Senior Note Indenture.

“2007 Senior Subordinated Note Indenture” means the Indenture dated as of June 29, 2007, among BP II, the Senior Note Guarantors from time to time party thereto and as defined therein, the Trustee, as trustee, principal paying agent and transfer agent, BNY Fund Services (Ireland) Limited, as paying agent in Dublin and transfer agent, and Credit Suisse, as security agent.

“2007 Senior Subordinated Notes” means the €420.0 million aggregate principal amount of 9 1/2% Senior Subordinated Notes due 2017 issued pursuant to the 2007 Senior Subordinated Note Indenture.

“2007 UK Intercreditor Agreement” means the intercreditor agreement dated May 11, 2007, among RGHL, BP I, the senior lenders identified therein, Credit Suisse, as senior agent thereunder, the senior issuing banks as identified therein, the subordinated bridging lenders, Credit Suisse, as subordinated bridging agent, Credit Suisse, as security trustee, and the other parties identified therein, as amended on November 5, 2009, and as amended, supplemented or modified from time to time thereafter.

“2009 Indenture” means the Indenture dated as of November 5, 2009, among Reynolds Group DL Escrow Inc., Reynolds Group Escrow LLC and The Bank of New York Mellon as Trustee, Principal Paying Agent, Transfer Agent, Registrar and Collateral Agent, as supplemented, amended and modified from time to time thereafter.

“2009 Note Documents” means (a) the 2009 Notes, the guarantees with respect to the 2009 Notes, the 2009 Indenture, the 2009 Security Documents, the First Lien Intercreditor Agreement, the 2007 UK Intercreditor Agreement and (b) any other related document or instrument executed and delivered pursuant to any 2009 Note Document described in clause (a) evidencing or governing any secured obligations thereunder.

“2009 Notes” means the $1,125.0 million aggregate principal amount and €450.0 million aggregate principal amount of 7.750% Senior Secured Notes due 2016 issued pursuant to the 2009 Indenture.

“2009 Post-Closing Reorganization” means the transactions contemplated in that certain Post-Closing Steps dated as of October 31, 2009, prepared by RGHL.

“2009 Security Documents” means those agreements or other instruments entered into pursuant to which security interests in the Collateral (as defined in the 2009 Indenture) are granted to secure the 2009 Notes and the guarantees thereof.

“Acquired Indebtedness” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged, consolidated or amalgamated with or into or became a Restricted Subsidiary of such specified Person (including, for the avoidance of doubt, Indebtedness Incurred by such other Person in connection with, or in contemplation of, such other Person merging, consolidating or amalgamating with or into or becoming a Restricted Subsidiary of such specified Person); and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Acquisition” means the acquisition by BP III of the Target, by way of purchase of all the Target Shares (i) from RGHL prior to the Reference Date, (ii) under the Offer and Squeeze-Out, (iii) by way of market purchases and (iv) by way of over-the-counter purchases.

“Acquisition Documents” means the Offer Prospectus, the Pre-Announcement and any other document entered into in connection therewith, in each case as amended, supplemented or modified from time to time prior to the Issue Date or thereafter (so long as any amendment, supplement or modification after the Issue Date, together with all other amendments, supplements and modifications after the Issue Date, taken as a whole, is not more disadvantageous to the holders of the Senior Secured Notes in any material respect than the Acquisition Documents as in effect on the Issue Date).

“Additional Intercreditor Agreement” has the meaning specified under “— Additional Intercreditor Agreements.”

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“After-Acquired Collateral” means any property of any Issuer or any Senior Secured Note Guarantor that secures any First Lien Obligations, subject to the Agreed Security Principles.

“Agreed Security Principles” means the following:

(A)	Considerations

(1) The security that will be provided in support of the Obligations (as defined in the First Lien Intercreditor Agreement) will be given in accordance with certain security principles (the “Security Principles”) set forth below.

(2) The Security Principles embody recognition by all parties that there may be certain legal and practical difficulties in obtaining effective security from the Issuers and Senior Secured Note Guarantors. However, it is acknowledged that to the extent the Security Principles conflict with the specific provisions of the Senior Secured Notes Indenture or any Security Document (other than those explicitly qualified by these Security Principles), the provisions of the Senior Secured Notes Indenture or such Security Document will prevail.

(3) For purposes of the Security Principles, “value” refers to fair market value; provided, however, that if no fair market value is readily ascertainable, value shall refer to book value determined in accordance with GAAP (as defined in the Senior Secured Credit Facilities) (consistently applied), as of the date of the most recently ended fiscal quarter for which financial statements are available.

(4) For purposes of the covenants set forth in the Senior Secured Notes Indenture and Security Documents, the Applicable Representative from time to time shall make all determinations on behalf of the noteholders with respect to these Security Principles and the Senior Secured Notes shall not be entitled to any Collateral not also available on the same priority basis in respect of the Senior Secured Credit Facilities, any other Credit Agreement or other Public Debt.

The Security Principles are as follows:

(a) general statutory limitations, financial assistance, capital maintenance, corporate benefit, fraudulent preference, “thin capitalisation” rules, retention of title claims, exchange control restrictions and similar principles may limit the ability of Issuers and Senior Secured Note Guarantors to provide a guarantee or security or may require that the guarantee or security be limited by an amount or otherwise; the Issuers and Senior Secured Note Guarantors will use reasonable endeavours to provide the maximum permissible credit support and to assist in demonstrating that adequate corporate benefit accrues to any relevant entity;

(b) the security and extent of its perfection may be limited where the Applicable Representative reasonably determines in consultation with the Loan Parties (in each case as used in this definition, such term as defined in the Senior Secured Credit Facilities) that the cost to the Loan Parties (including for the avoidance of doubt, any material tax costs to the Loan Parties taken as a whole) of providing security is excessive in relation to the benefit accruing to the Secured Parties (as defined in the First Lien Intercreditor Agreement);

(c) any assets subject to third party arrangements which are permitted by the Senior Secured Notes Indenture and which prevent those assets from being subject to a Lien will not be subject to a Lien in any relevant Security Document, provided that reasonable endeavours to obtain consent to such Lien shall be used by the relevant Issuer or Senior Secured Note Guarantor if the relevant asset is material and if seeking such consent will not adversely affect the business of the Issuer or Senior Secured Note Guarantor or their commercial relationships;

(d) guarantees and security will not be required from companies that are not Wholly Owned Subsidiaries (such term, as used throughout these Security Principles, to exclude directors’ qualifying shares and similar insignificant minority ownership interests). Where security is provided by a wholly owned subsidiary of any Issuer or Senior Secured Note Guarantor (whether direct or indirect) and such subsidiary subsequently ceases to be wholly owned but remains a subsidiary, there shall be no requirement for the release of such guarantee or security;

(e) RGHL and its Subsidiaries (the “Group”) will not be required to grant Senior Secured Note Guarantees or enter into Security Documents if it would conflict with the fiduciary duties of their directors or contravene any legal prohibition or result in a risk of personal or criminal liability on the part of any officer, provided that the relevant member of the Group shall use reasonable endeavours to overcome any such obstacle; provided further, however, that the above limitation shall be assessed in respect of the obligations of such member of the Group under the Credit Documents (as defined in the First Lien Intercreditor Agreement) generally and not just the Senior Secured Note Guarantee or security being granted by that member of the Group;

(f) the Issuers and Senior Secured Note Guarantors will not be required to grant guarantees or enter into Security Documents where there would be a significant tax disadvantage in doing so and without limiting the generality of the foregoing, none of the Issuers or any Senior Secured Note Guarantor shall be required to give a Senior Secured Note Guarantee or a pledge of its assets if such entity is a US Controlled Foreign Subsidiary, and in no event shall more than 65% of the total outstanding voting Equity Interests of such an entity be required to be pledged;

(g) perfection of security, when required, and other legal formalities will be completed as soon as practicable and, in any event, within the time periods specified in the Senior Secured Notes Indenture and Security Documents therefor or (if earlier or to the extent no such time periods are specified in the Senior Secured Notes Indenture and Security Documents) within the time periods specified by applicable law in order to ensure due perfection. The perfection of security granted will not be required if it would have a material adverse effect on the ability of the relevant Issuer or Senior Secured Note Guarantor to conduct its operations and business in the ordinary course as otherwise permitted by the Senior Secured Indenture and Security Documents;

(h) the Collateral Agent (acting in its own right or on behalf of the relevant Secured Parties (in each case used in this definition, as defined in the First Lien Intercreditor Agreement)) shall be able to enforce the security granted by the Security Documents without any restriction from (i) the constitutional documents of any of the Issuers and Senior Secured Note Guarantors, to the extent that such restrictions can be removed under relevant law, (ii) any of the Issuers and Senior Secured Note Guarantors which is or whose assets are the subject of such Security Document (but subject to any inalienable statutory or common law rights which the Issuers and Senior Secured Note Guarantors may have to challenge such enforcement) or (iii) any shareholders of the foregoing not party to the relevant Security Document, to the extent that it is within the power of the Issuers and Senior Secured Note Guarantors to ensure that such restrictions do not apply;

(i) the maximum secured amount may be limited to minimize stamp duty, notarisation, registration or other applicable fees, taxes and duties;

(j) where a class of assets to be secured by an Obligor includes material and immaterial assets, the Issuers and the Administrative Agent under the Senior Secured Credit Facilities (or such other Applicable Representative) may agree a threshold in respect of such assets and direct the Collateral Agent to act accordingly;

(k) the only owned real property owned by RGHL and its Subsidiaries required to be pledged on the Escrow Release Date or as soon as reasonably practicable thereafter, but, in any event, at the same time such pledge is given in respect of the Senior Secured Credit Facilities, will be the real property pledged in respect of the Senior Secured Credit Facilities at such time. Neither RGHL nor any of its Subsidiaries will be required to pledge any real property owned by RGHL or such Subsidiaries unless the value of such real property exceeds €5.0 million. Neither RGHL nor any of its Subsidiaries will be required to pledge any property in which it has a leasehold interest;

(l) unless granted under a global Security Document governed by the law of the jurisdiction of the Issuers or a Senior Secured Note Guarantor or New York law, all security (other than share security over subsidiaries of the Issuers or a Senior Secured Note Guarantor) shall be governed by the law of and secure assets located in the jurisdiction of incorporation of that entity; provided that for certain receivables security, such security may be governed by the law of the jurisdiction of incorporation or domicile of the creditor or the law that governs the underlying receivable;

(m) other than where intellectual property is secured by a floating charge or other similar all-asset security interest, security interests need only be granted for intellectual property with a value greater than €1.0 million. Security interests in intellectual property will be registered solely in the jurisdiction of incorporation of the entity that owns such intellectual property; provided, however, that, with respect to intellectual property that is material to such entity, to the extent the registration of a security interest in or the taking of any other commercially reasonable actions with respect to, such intellectual property in any other jurisdiction is necessary to ensure that the Secured Parties would be able to realize upon the value of the secured intellectual property in the event of enforcement action, such registration or other actions will be taken in such other jurisdiction as the Collateral Agent may reasonably request taking into account the cost to the Loan Parties of such registration in relation to the benefit accruing to the Secured Parties;

(n) security interests will be taken over only those insurance policies of the Issuers and Senior Secured Note Guarantors that are material to the Group as a whole, as reasonably determined by the Administrative Agent under the Senior Secured Credit Facilities (or other Applicable Representative, as applicable);

(o) other than where equipment is secured by a floating charge or other similar all-asset security interest, security interests need only be granted for manufacturing equipment with a value greater than €250,000;

(p) security interests will be provided over the equity of any Subsidiary that is not a Loan Party only if (i) it is organized in a jurisdiction where one or more Loan Party is organized, (ii) as of the last day of the fiscal quarter of RGHL most recently ended for which financial statements are available, it had gross assets (excluding intra group items but including investments in Subsidiaries) in excess of 1.0% of Consolidated Total Assets (as defined in the Senior Secured Credit Facilities) or (iii) for the period of four consecutive fiscal quarters of RGHL most recently ended for which financial statements are available, it had earnings before interest, tax, depreciation and amortization calculated on the same basis as Consolidated EBITDA in excess of 1.0% of the Consolidated EBITDA (as such terms are defined in the Senior Secured Credit Facilities); and

(q) no security interest will be provided over the equity of any Subsidiary that (a) does not conduct any business operations, (b) has assets with a book value not in excess of $100,000 and (c) does not have any indebtedness outstanding.

For the avoidance of doubt, in these Security Principles, “cost” includes, but is not limited to, income tax cost, registration taxes payable on the creation or for the continuance of any security, stamp duties, out-of-pocket expenses and other fees and expenses directly incurred by the relevant grantor of security or any of its direct or indirect owners, Subsidiaries or Affiliates.

(B)	Senior Secured Note Guarantors and Security

Each Senior Secured Note Guarantee is an upstream, cross-stream and downstream guarantee of all the Obligations with respect to the Senior Secured Notes and the Senior Secured Note Guarantees, subject to the requirements of the Security Principles in each relevant jurisdiction. Subject to the Security Principles, the security will secure all of the Obligations with respect to the Senior Secured Notes and the Senior Secured Note Guarantees.

Subject to these Security Principles, the security package shall include stock and other membership interests issued by the Issuers and Senior Secured Note Guarantors and intercompany and trade receivables, bank accounts (and amounts on deposit therein), intellectual property, insurance, real estate, inventory and equipment, in each case owned by an Issuer or Senior Secured Note Guarantor and, in jurisdictions where an “all asset” security interest can be created in a security document, security over all assets shall, subject to the Senior Secured Notes Indenture and Security Documents, be given by the Issuers and Senior Secured Note Guarantors formed in that jurisdiction.

To the extent possible, all security shall be given in favour of the Collateral Agent and not the Holders individually, provided that any accessory security (akzessorische Sicherheit) governed by Swiss and German law shall be given in favour of the Collateral Agent and Secured Parties (as defined in the First Lien Intercreditor Agreement) individually if so required by the Applicable Representative. “Parallel debt” provisions will be used where necessary; such provisions will be contained in the First Lien Intercreditor Agreement and not the individual Security Documents unless required under local laws. To the extent possible, the grant of security in the Collateral shall be structured, documented or otherwise implemented in a manner so that there should be no action required to be taken in relation to the security when any noteholder transfers an interest in the Senior Secured Notes to another party. To the extent such action is required, the Applicable Representative shall not require the Collateral Agent to obtain security in such asset giving rise to the requirement for such action upon a transfer of an interest in the Senior Secured Notes to another party.

The Issuers and Senior Secured Note Guarantors will be required to pay the reasonable costs of any re-execution, notarisation, re-registration, amendment or other perfection requirement for any security on any transfer by a Holder to a new Holder on or prior to the date on which the Initial Purchasers notify RGHL that primary distribution of the Senior Secured Notes is complete. Otherwise the cost or fee shall be for the account of the transferee Holder.

Terms of Security Documents

The following principles will be reflected in the terms of any security taken as part of this transaction:

(a) the security will be first ranking, to the extent possible;

(b) security will (to the extent possible under local law) not be enforceable unless an Event of Default (as defined in the First Lien Intercreditor Agreement) has occurred and is continuing;

(c) any representations, warranties or undertakings which are required to be included in any Security Document shall reflect (to the extent to which the subject matter of such representation, warranty and undertaking is the same as the corresponding representation, warranty and undertaking in the Credit Agreement, the Senior Secured Notes Indenture or any Additional Agreement (as defined in the First Lien Intercreditor Agreement and to the extent relevant) (collectively, the “Principal Loan Documents”) the commercial deal set out in the Principal Loan Documents (save to the extent that applicable local counsel agree that it is necessary to include any further provisions (or deviate from those contained in the Principal Loan Documents) in order to protect or preserve the security granted thereunder);

(d) the provisions of each security document will not be unduly burdensome on the relevant Issuer or Senior Secured Note Guarantor granting such security or interfere unreasonably with the operation of its business and will be limited to those required to create effective security and not impose unreasonable commercial obligations;

(e) information, such as lists of assets, will be provided if and only to the extent (i) required by law to create, enforce, perfect or register the security or (ii) necessary or advisable to enforce the security; provided, however, that such information need not be provided by an Issuer or Senior Secured Note Guarantor pursuant to this subclause (ii) more frequently than annually unless an Event of Default has occurred (or, in the case of third-party trade debtors, unless a Default has occurred which is continuing), and in each case that information can be provided without breaching confidentiality requirements or damaging business relationships;

(f) the Collateral Agent and Secured Parties shall be able to exercise a power of attorney only following the occurrence of an Event of Default or if the relevant Issuer or Senior Secured Note Guarantor granting such security has failed to comply with a further assurance or perfection obligation within 10 Business Days of being notified of that failure;

(g) security will, where possible and practical, automatically create security over future assets of the same type as those already secured;

(h) notification of receivables security to third-party trade debtors shall not be given unless a Default has occurred and is continuing and for intercompany receivables notification may be given at the time such security is granted to the extent required by local law to perfect such security or if a Default has occurred and is continuing;

(i) in respect of the share pledges, until an Event of Default has occurred, the pledgors shall be permitted to retain and to exercise voting rights to any shares pledged by them in a manner which does not adversely affect the validity or enforceability of the security or cause an Event of Default to occur and the subsidiaries of the pledgors should be permitted to pay dividends upstream on pledged shares to the extent permitted under the Principal Loan Documents; and

(j) in respect of bank accounts (and cash therein), the Collateral Agent agrees with the relevant Issuer or Senior Secured Note Guarantor that the Collateral Agent shall not give any instructions or withhold any withdrawal rights from such Issuer or Senior Secured Note Guarantor, unless an Event of Default has occurred and is continuing, or, after giving effect to any withdrawal, would occur.

“Applicable Premium” (as determined by the Issuers) means, with respect to any Senior Secured Note at any redemption date, the greater of (i) 1.00% of the principal amount of such Senior Secured Note and (ii) the excess, if any, of (A) the present value at such redemption date of (1) the redemption price of such Senior Secured Note on August 15, 2015 (such redemption price being described in the first paragraph under “— Optional Redemption” exclusive of any accrued interest and additional interest, if any) plus (2) all required remaining scheduled interest payments due on such Senior Secured Note through August 15, 2015 (excluding accrued but unpaid interest and additional interest, if any, to the redemption date), computed using a discount rate equal to the Treasury Rate at the redemption date plus 50 basis points over (B) the principal amount of such Senior Secured Note on such redemption date.

“Applicable Representative” has the meaning given to such term under “— Security — Brief Summary of Security Documents and Intercreditor Agreements.”

“Asset Sale” means:

(1) the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a Sale/Leaseback Transaction) outside the ordinary course of business of BP I, BP II or any Restricted Subsidiary (each referred to in this definition as a “disposition”) or

(2) the issuance or sale of Equity Interests (other than directors’ qualifying shares and shares issued to foreign nationals or other third parties to the extent required by applicable law) of any Restricted Subsidiary (other than to BP I, BP II or a Restricted Subsidiary and other than the issuance of Preferred Stock of a Restricted Subsidiary issued in compliance with the covenant described under “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) (whether in a single transaction or a series of related transactions), in each case other than:

(a) a disposition of cash, Cash Equivalents or Investment Grade Securities or obsolete, surplus or worn-out property or equipment in the ordinary course of business;

(b) transactions permitted pursuant to the provisions described above under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control;

(c) any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under “— Certain Covenants — Limitation on Restricted Payments”;

(d) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary, which assets or Equity Interests so disposed or issued have an aggregate Fair Market Value of less than $15.0 million;

(e) any disposition of property or assets, or the issuance of securities, by a Restricted Subsidiary to RGHL or by BP I, BP II or a Restricted Subsidiary to BP I, BP II or a Restricted Subsidiary;

(f) any exchange of assets (including a combination of assets and Cash Equivalents) for assets related to a Similar Business of comparable or greater Fair Market Value or, as determined in good faith by senior management or the Board of Directors of BP I or BP II, to be of comparable or greater usefulness to the business of BP I, BP II and the Restricted Subsidiaries as a whole;

(g) foreclosure, exercise of termination rights or any similar action with respect to any property or any other asset of BP I, BP II or any Restricted Subsidiaries;

(h) any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i) the lease, assignment or sublease of any real or personal property in the ordinary course of business;

(j) any sale of inventory, trading stock or other assets in the ordinary course of business;

(k) any grant in the ordinary course of business of any license of patents, trademarks, know-how or any other intellectual property;

(l) an issuance of Capital Stock pursuant to an equity incentive or compensation plan approved by the Board of Directors;

(m) dispositions consisting of the granting of Permitted Liens;

(n) dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(o) any disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than BP I, BP II or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition;

(p) any surrender or waiver of contract rights or the settlement, release, recovery on or surrender of contract, tort or other claims of any kind;

(q) a Financing Disposition or a transfer (including by capital contribution) of accounts receivable and related assets of the type specified in the definition of “Receivables Financing” (or a fractional undivided interest therein) by a Receivables Subsidiary or any Restricted Subsidiary (x) in a Qualified Receivables Financing or (y) pursuant to any other factoring on arm’s length terms or (z) in the ordinary course of business;

(r) the sale of any property in a Sale/Leaseback Transaction not prohibited by the Senior Secured Notes Indenture with respect to any assets built or acquired by BP I, BP II or any Restricted Subsidiary after the Reference Date;

(s) in the ordinary course of business, any lease, assignment or sublease of any real or personal property, in exchange for services (including in connection with any outsourcing arrangements) of comparable or greater Fair Market Value or, as determined in good faith by senior management or the Board of Directors of BP I or BP II, to be of comparable or greater usefulness to the business of BP I, BP II and the Restricted Subsidiaries as a whole; provided that any cash or Cash Equivalents received must be applied in accordance with the covenant described under “— Certain Covenants — Asset Sales;” and

(t) sales or other dispositions of Equity Interests in joint ventures in existence on the Issue Date.

“Bank Indebtedness” means any and all amounts payable under or in respect of any Credit Agreement (which may include First Lien Obligations, including Additional Senior Secured Notes), the other Credit Agreement Documents and any Local Facility Agreement, in each case as amended, restated, supplemented, waived, replaced, restructured, repaid, refunded, refinanced or otherwise modified from time to time (including after termination of such Credit Agreement or Local Facility Agreement), including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to RGHL, BP I or BP II whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

“Board of Directors” means, as to any Person, the board of directors or managers, as applicable, of such Person (or, if such Person is a partnership, the board of directors or other governing body of the general partner of such Person) or any duly authorized committee thereof.

“BP II” means Beverage Packaging Holdings (Luxembourg) II S.A., a company incorporated as a société anonyme under the laws of Luxembourg with registered office at 6C, rue Gabriel Lippmann, L-5365 Munsbach, Grand Duchy of Luxembourg (or any successor in interest thereto).

“BP III” means Beverage Packaging Holdings (Luxembourg) III S.à r.l., a company incorporated as a société à responsabilité limitée under the laws of Luxembourg with registered office at 6C, rue Gabriel Lippmann, L-5365 Munsbach, Grand Duchy of Luxembourg (or any successor in interest thereto).

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions are authorized or required by law to close in New York City, Luxembourg or London.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock or shares;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Cash Equivalents” means:

(1) US dollars, pounds sterling, euro, the national currency of any member state in the European Union or, in the case of any Restricted Subsidiary that is not organized or existing under the laws of the

United States, any member state of the European Union or any state or territory thereof, such local currencies held by it from time to time in the ordinary course of business;

(2) securities issued or directly and fully guaranteed or insured by the US, U.K. Canadian, Swiss or Japanese government or any country that is a member of the European Union or any agency or instrumentality thereof in each case maturing not more than two years from the date of acquisition;

(3) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances, in each case with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank whose long-term debt is rated “A” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency);

(4) repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper issued by a corporation (other than an Affiliate of any Issuer) rated at least “A-2” or the equivalent thereof by S&P or “P-2” or the equivalent thereof by Moody’s (or reasonably equivalent ratings of another internationally recognized ratings agency) and in each case maturing within one year after the date of acquisition;

(6) readily marketable direct obligations issued by any state of the United States of America, any province of Canada, any member of the European Monetary Union, the United Kingdom, Switzerland or Norway or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two years from the date of acquisition;

(7) Indebtedness issued by Persons (other than any Issuer or any of its Affiliates) with a rating of “A” or higher from S&P or “A-2” or higher from Moody’s in each case with maturities not exceeding two years from the date of acquisition;

(8) for the purpose of paragraph (a) of the definition of “Asset Sale,” any marketable securities of third parties owned by BP I, BP II or the Restricted Subsidiaries on the Issue Date;

(9) interest in investment funds investing at least 95% of their assets in securities of the types described in clauses (1) through (7) above; and

(10) instruments equivalent to those referred to in clauses (1) through (8) above denominated in euro or any other foreign currency comparable in credit quality and tenor to those referred to above and commonly used by corporations for cash management purposes in any jurisdiction outside the United States to the extent reasonably required in connection with any business conducted by any Subsidiary organized in such jurisdiction.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral” means all the assets of any Obligor subject to Liens created pursuant to any Security Documents.

“Collateral Agent” means The Bank of New York Mellon in its capacity as collateral agent under the First Lien Intercreditor Agreement, any successor thereto under the First Lien Intercreditor Agreement, Wilmington Trust (London) Limited, as additional collateral agent under the First Lien Intercreditor Agreement and any other collateral agent that accedes to the First Lien Intercreditor Agreement as co-collateral agent or additional or separate collateral agent with respect to all or any portion of the Collateral, and any successor to any such other collateral agent.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of:

(1) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Profit (including amortization of original issue discount and bond premium, the interest component of Capitalized Lease Obligations, and net payments and receipts (if any) pursuant to interest rate Hedging Obligations (provided, however, that if Hedging Obligations result in net benefits received by such Person, such benefits shall be credited to reduce Consolidated Interest Expense to the extent paid in cash unless, pursuant to GAAP, such net benefits are otherwise reflected in Consolidated Net Profit) and excluding amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses and expensing of any bridge commitment or other financing fees); plus

(2) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (but excluding any capitalizing interest on Subordinated Shareholder Funding); plus

(3) commissions, discounts, yield and other fees and charges Incurred in connection with any Receivables Financing which are payable to Persons other than BP I, BP II and the Restricted Subsidiaries; minus

(4) interest income for such period.

“Consolidated Net Profit” means, with respect to any Person for any period, the aggregate of the Net Profit of such Person and its Restricted Subsidiaries for such period, on a consolidated basis; provided, however, that, without duplication:

(1) any net after-tax extraordinary, nonrecurring or unusual gains or losses or income, expenses or charges (less all fees and expenses relating thereto) including severance expenses, relocation costs and expenses and expenses or charges related to any Equity Offering, Permitted Investment, acquisition (including integration costs) or Indebtedness permitted to be Incurred by the Senior Secured Notes Indenture (in each case, whether or not successful), including any such fees, expenses, charges or change in control payments made under the Acquisition Documents, the Reynolds Acquisition Documents, the Evergreen Acquisition Documents, the Pactiv Acquisition Document, the Reynolds Foodservice Acquisition Document, the Dopaco Acquisition Document, the Graham Packaging Acquisition Document or otherwise related to the Transactions, in each case, shall be excluded;

(2) any increase in amortization or depreciation or any one-time non-cash charges or increases or reductions in Net Profit, in each case resulting from purchase accounting in connection with the Transactions or any acquisition that is consummated after the Issue Date shall be excluded;

(3) the Net Profit for such period shall not include the cumulative effect of a change in accounting principles during such period;

(4) any net after-tax income or loss from discontinued operations and any net after-tax gains or losses on disposal of discontinued operations shall be excluded;

(5) any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to business dispositions or asset dispositions other than in the ordinary course of business (as determined in good faith by the Board of Directors of BP I or BP II) shall be excluded;

(6) any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of indebtedness or Hedging Obligations or other derivative instruments shall be excluded;

(7) the Net Profit for such period of any Person that is not a Subsidiary of such Person, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period;

(8) solely for the purpose of determining the amount available for Restricted Payments under clause (1) of the definition of Cumulative Credit contained in “— Certain Covenants — Limitation on Restricted Payments,” the Net Profit for such period of any Restricted Subsidiary (other than any Issuer or any Senior Secured Note Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of its Net Profit is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally waived or are permitted under the covenant described under “— Certain Covenants — Dividend and Other Payment Restrictions Affecting Subsidiaries;” provided that the Consolidated Net Profit of such Person shall be increased by the amount of dividends or other distributions or other payments actually paid in cash (or converted into cash) by any such Restricted Subsidiary to such Person, to the extent not already included therein;

(9) an amount equal to the amount of Tax Distributions actually made to any parent of such Person in respect of such period in accordance with clause (12) of the second paragraph under “— Certain Covenants — Limitation on Restricted Payments” shall be included as though such amounts had been paid as income taxes directly by such Person for such period;

(10) any non-cash impairment charges or asset write-offs, and the amortization of intangibles arising in each case pursuant to GAAP or the pronouncements of the IASB shall be excluded;

(11) any non-cash expense realized or resulting from stock option plans, employee benefit plans or post-employment benefit plans, grants and sales of stock, stock appreciation or similar rights, stock options or other rights to officers, directors and employees shall be excluded;

(12) any (a) one-time non-cash compensation charges, (b) the costs and expenses after the Issue Date related to employment of terminated employees, (c) costs or expenses realized in connection with, resulting from or in anticipation of the Transactions or (d) costs or expenses realized in connection with or resulting from stock appreciation or similar rights, stock options or other rights existing on the Issue Date of officers, directors and employees, in each case of such Person or any of its Restricted Subsidiaries, shall be excluded;

(13) accruals and reserves that are established or adjusted as a result of the Transactions (including as a result of the adoption or modification of accounting policies in connection with the Transactions) within 12 months after the Issue Date and that are so required to be established in accordance with GAAP shall be excluded;

(14) solely for purposes of calculating EBITDA, (a) the Net Profit of any Person and its Restricted Subsidiaries shall be calculated without deducting the income attributable to, or adding the losses attributable to, the minority equity interests of third parties in any non-wholly owned Restricted Subsidiary except to the extent of dividends declared or paid in respect of such period or any prior period on the shares of Capital Stock of such Restricted Subsidiary held by such third parties and (b) any ordinary course dividend, distribution or other payment paid in cash and received from any Person in excess of amounts included in clause (7) above shall be included;

(15) (a) (i) the non-cash portion of “straight-line” rent expense shall be excluded and (ii) the cash portion of “straight-line” rent expense that exceeds the amount expensed in respect of such rent expense shall be included and (b) non-cash gains, losses, income and expenses resulting from fair value accounting required by the applicable standard under GAAP shall be excluded;

(16) unrealized gains and losses relating to hedging transactions and mark-to-market of Indebtedness denominated in foreign currencies resulting from the applications of the applicable standard under GAAP shall be excluded; and

(17) solely for the purpose of calculating Restricted Payments, the difference, if positive, of the Consolidated Taxes of BP I and BP II calculated in accordance with GAAP and the actual Consolidated Taxes paid in cash by BP I and BP II during any Reference Period shall be included.

Notwithstanding the foregoing, for the purpose of the covenant described under “— Certain Covenants — Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Profit any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries of BP I or BP II or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clauses (5) and (6) of the definition of Cumulative Credit contained therein.

“Consolidated Non-cash Charges” means, with respect to any Person for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Profit of such Person for such period on a consolidated basis and otherwise determined in accordance with GAAP, but excluding any such charge which consists of or requires an accrual of, or cash reserve for, anticipated cash charges for any future period.

“Consolidated Taxes” means with respect to any Person for any period, provision for taxes based on income, profits or capital, including, without limitation, national, state, franchise and similar taxes and any Tax Distributions taken into account in calculating Consolidated Net Profit.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent:

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2) to advance or supply funds:

(a) for the purchase or payment of any such primary obligation, or

(b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Credit Agreement” means (i) the Senior Secured Credit Facilities and (ii) whether or not the instruments referred to in clause (i) remain outstanding, if designated by the Issuers to be included in the definition of “Credit Agreement,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances) or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Credit Agreement Documents” means the collective reference to the Credit Agreement, any notes issued pursuant thereto and the guarantees thereof and any security or collateral documents entered into in relation thereto, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified from time to time.

“Currency Agreement” means, in respect of a Person, any foreign exchange contract, currency swap agreement, currency futures contract, currency option contract, currency derivative or other similar agreement to which such Person is a party or beneficiary.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by BP I, BP II or one of the Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate, setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of BP I or BP II or any direct or indirect parent of BP I or BP II (other than Disqualified Stock), that is issued for cash (other than to BP I, BP II or any of their respective Subsidiaries or an employee stock ownership plan or trust established by BP I, BP II or any of their respective Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officers’ Certificate, on the issuance date thereof.

“Disinterested Directors” means, with respect to any Affiliate Transaction, one or more members of the Board of Directors of BP I, BP II or any parent company of BP I or BP II having no material direct or indirect financial interest in or with respect to such Affiliate Transaction. A member of any such Board of Directors shall not be deemed to have such a financial interest by reason of such member’s holding of Equity Interests of BP I, BP II or any parent company of BP I or BP II or any options, warrants or other rights in respect of such Equity Interests.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event:

(1) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than as a result of a change of control or asset sale; provided that the relevant asset sale or change of control provisions, taken as a whole, are not materially more disadvantageous to the holders of the Senior Secured Notes than is customary in comparable transactions (as determined in good faith by the Issuers));

(2) is convertible or exchangeable for Indebtedness or Disqualified Stock of such Person; or

(3) is redeemable at the option of the holder thereof, in whole or in part (other than solely as a result of a change of control or asset sale),

in each case prior to 91 days after the maturity date of the Senior Secured Notes or the date the Senior Secured Notes are no longer outstanding; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided, further, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of BP I, BP II or their respective Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by BP I or BP II in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability; provided, further, that any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock shall not be deemed to be Disqualified Stock.

“Disqualified Subsidiary” means Graham Holdings and each of its Subsidiaries until all Graham Packaging 2014 Notes, Graham Packaging 2017 Notes and Graham Packaging 2018 Notes have been repaid, prepaid, repurchased or redeemed in full or defeased pursuant to the defeasance provisions contained in the related indentures.

“Domestic Subsidiary” means, with respect to any Person, any Subsidiary of such Person that is incorporated or organized under the laws of the United States of America or any state thereof or the District of Columbia.

“Dopaco Acquisition Document” means the Purchase and Sale Agreement, dated as of March 3, 2011, among Cascades USA Inc., Reynolds Group Holdings Limited and Cascades Inc.

“Dopaco Transactions” refers to: (i) the acquisition by RGHL, through its wholly owned subsidiaries Pactiv Corporation and Reynolds Food Packaging Canada Inc. of all of the outstanding stock of Dopaco Inc. and Dopaco Canada Inc. pursuant to the Dopaco Acquisition Document, (ii) the other transactions related to the foregoing and (iii) the payment of fees and expenses related to the foregoing.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Profit of such Person for such period plus, without duplication, to the extent the same was deducted in calculating Consolidated Net Profit:

(1) Consolidated Taxes; plus

(2) Consolidated Interest Expense; plus

(3) Consolidated Non-cash Charges; plus

(4) business optimization expenses and other restructuring charges, expenses or reserves; provided that, with respect to each business optimization expense or other restructuring charge, expense or reserve, the Issuers shall have delivered to the Trustee an Officers’ Certificate specifying and quantifying such expense, charge or reserve and stating that such expense, charge or reserve is a business optimization expense or other restructuring charge or reserve, as the case may be; plus

(5) the amount of management, monitoring, consulting and advisory fees and related expenses paid to Rank (or any accruals relating to such fees and related expenses) during such period pursuant to the terms of the agreements between Rank and BP I or BP II and its Subsidiaries as described with particularity in the Prospectus and as in effect on the Issue Date; plus

(6) all add backs reflected in the financial presentation of “RGHL Combined Group Pro Forma Adjusted EBITDA” in the section called “Summary — Summary Historical and Pro Forma Combined Financial Information” in the amounts set forth in and as further described in that section of the Prospectus, but only to the extent such add backs occurred in the consecutive four quarter period used in the calculations of Fixed Charge Coverage Ratio and Senior Secured First Lien Leverage Ratio, as the case may be; less, without duplication,

(1) non-cash items increasing Consolidated Net Profit for such period (excluding the recognition of deferred revenue or any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges that reduced EBITDA in any prior period and any items for which cash was received in a prior period); less

(2) all deductions reflected in the financial presentation of “RGHL Combined Group Pro Forma Adjusted EBITDA” in the section called “Summary — Summary Historical and Pro Forma Combined Financial Information” in the amounts set forth in and as further described in that section of the Prospectus, but only to the extent such deductions occurred in the consecutive four quarter period used in the calculations of Fixed Charge Coverage Ratio and Senior Secured First Lien Leverage Ratio, as the case may be.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale after the Issue Date of ordinary shares or Preferred Stock of BP I or any direct or indirect parent of BP I or BP II, as applicable (other than Disqualified Stock), other than:

(1) public offerings with respect to BP I’s or such direct or indirect parent’s ordinary shares registered on Form S-8;

(2) issuances to any Subsidiary of BP I or BP II; and

(3) any such public or private sale that constitutes an Excluded Contribution.

“Euro Equivalent” means, with respect to any monetary amount in a currency other than euro, at any time of determination thereof by BP I, BP II or the Trustee, the amount of euro obtained by converting such currency other than euro involved in such computation into euro at the spot rate for the purchase of euro with the applicable currency other than euro as published in The Financial Times in the “Currency Rates” section (or, if The Financial Times is no longer published, or if such information is no longer available in The Financial Times, such source as may be selected in good faith by BP I or BP II) on the date of such determination.

“Evergreen Acquisition” means collectively (a) the acquisition by Reynolds Group Holdings Inc., a direct wholly owned subsidiary of BP III, of all the Equity Interests of Evergreen Packaging Inc., (b) the acquisition by SIG Combibloc Holding GmbH, an indirect wholly-owned subsidiary of BP III, of all the Equity Interests of Evergreen Packaging (Luxembourg) S.à r.l and (c) the acquisition by Whakatane Mill Limited, an indirect wholly-owned subsidiary of BP III, from Carter Holt Harvey Limited of the assets and liabilities of the Whakatane Paper Mill.

“Evergreen Acquisition Documents” means the (i) the Reorganization Agreement, dated as of April 25, 2010, between Carter Holt Harvey Limited, BP III, Reynolds Group Holdings, Inc., Evergreen Packaging United States Limited and Evergreen Packaging New Zealand Limited and (ii) the Asset Purchase Agreement, dated as of April 25, 2010, between Carter Holt Harvey Limited and Whakatane Mill Limited, and any other document entered into in connection therewith, in each case as amended, supplemented or modified from time to time prior to the Issue Date.

“Evergreen Transactions” means the Evergreen Acquisition and the transactions related thereto (including the transactions contemplated in that certain Project Echo Structure dated April 23, 2010, prepared by RGHL), including the incremental term loan borrowing of $800 million under the Senior Secured Credit Facilities, the issuance and guarantee of the May 2010 Notes.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contributions” means the Cash Equivalents or other assets (valued at their Fair Market Value as determined in good faith by senior management or the Board of Directors of BP I or BP II) received by BP I or BP II, as applicable, after the Issue Date from:

(1) contributions to its common equity capital; or

(2) the sale (other than to a Subsidiary of BP I or BP II or to any Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of BP I or BP II, in each case designated as Excluded Contributions pursuant to an Officers’ Certificate executed by an Officer of BP I or BP II on or promptly after the date such capital contributions are made or the date such Capital Stock is sold, as the case may be.

“Fair Market Value” means, with respect to any asset or property, the price that could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction (as determined in good faith by BP I or BP II except as otherwise provided in the Senior Secured Notes Indenture).

“February 2011 Note Documents” means (a) the February 2011 Senior Secured Notes, the guarantees with respect to the February 2011 Senior Secured Notes, the February 2011 Senior Secured Indenture, the February 2011 Security Documents, the First Lien Intercreditor Agreement, the 2007 UK Intercreditor Agreement and (b) any other related document or instrument executed and delivered pursuant to any February 2011 Note Document described in clause (a) evidencing or governing any secured obligations thereunder.

“February 2011 Security Documents” means those agreements or other instruments entered into pursuant to which security interests in the Collateral (as defined in the February 2011 Senior Secured Indenture) are granted to secure the February 2011 Senior Secured Notes and the guarantees thereof.

“February 2011 Senior Indenture” means the Senior Notes Indenture dated as of February 1, 2011, among the US Issuer I, the US Issuer II, the Luxembourg Issuer, the guarantors from time to time party thereto, The Bank of New York Mellon, as Trustee, Principal Paying Agent, Registrar and Transfer Agent and The Bank of New York Mellon, London Branch, as Paying Agent, as supplemented, amended and modified from time to time thereafter.

“February 2011 Senior Notes” means the $1,000.0 million aggregate principal amount of 8.250% Senior Notes due 2021 issued pursuant to the February 2011 Senior Indenture.

“February 2011 Senior Secured Indenture” means the Senior Secured Notes Indenture dated as of February 1, 2011, among the US Issuer I, the US Issuer II, the Luxembourg Issuer, the guarantors from time to time party thereto, The Bank of New York Mellon, as Trustee, Principal Paying Agent, Registrar, Transfer Agent and Collateral Agent and The Bank of New York Mellon, London Branch, as Paying Agent, and Wilmington Trust (London) Limited, as additional Collateral Agent, as supplemented, amended and modified from time to time thereafter.

“February 2011 Senior Secured Notes” means the $1,000.0 million aggregate principal amount of 6.875% Senior Secured Notes due 2021 issued pursuant to the February 2011 Senior Secured Indenture.

“February 2012 Notes” means the $1,250.0 million aggregate principal amount of 9.875% Senior Notes due 2019 issued pursuant to the February 2012 Senior Indenture.

“February 2012 Senior Indenture” means the Senior Notes Indenture dated as of February 15, 2012, among the Issuers, certain guarantors party thereto, The Bank of New York Mellon, as Trustee, Principal Paying Agent, Transfer Agent and Registrar and The Bank of New York Mellon, London Branch as Paying Agent.

“Financial Assistance Restricted Subsidiary” means any Restricted Subsidiary that is prevented from being a Senior Secured Note Guarantor due to applicable financial assistance laws; provided that such Restricted Subsidiary shall become a Senior Secured Note Guarantor upon or as soon as reasonably practical after (but not later than 90 days after (subject to the expiration of applicable waiting periods and compliance with applicable laws)) such financial assistance laws no longer prevent such Restricted Subsidiary from being a Senior Secured Note Guarantor if it would otherwise be required to be a Senior Secured Note Guarantor pursuant to “— Certain Covenants — Future Senior Secured Note Guarantors.”

“Financing Disposition” means any sale, transfer, conveyance or other disposition of inventory that is equipment used in the product filling process by BP I or any Restricted Subsidiary thereof to a Person that is not a Subsidiary of BP I or BP II that meets the following conditions:

(1) the Board of Directors of BP I shall have determined in good faith that such sale, transfer, conveyance or other disposition is in the aggregate economically fair and reasonable to BP I or, as the case may be, the Restricted Subsidiary in question;

(2) all sales of such inventory are made at Fair Market Value;

(3) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by BP I);

(4) no portion of the Indebtedness or any other obligations (contingent or otherwise) of such Person (i) is guaranteed by BP I, BP II or any Restricted Subsidiary, (ii) is with recourse to or obligates BP I, BP II or any Subsidiary of BP I or BP II in any way or (iii) subjects any property or asset of BP I, BP II or any other Subsidiary of BP I or BP II, directly or indirectly, contingently or otherwise, to the satisfaction thereof;

(5) neither BP I, BP II nor any Restricted Subsidiary has any material contract, agreement, arrangement or understanding with such Person other than on terms which BP I or BP II reasonably believes to be no less favorable to BP I, BP II or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of any Issuer; and

(6) neither BP I, BP II nor any other Restricted Subsidiary has any obligation to maintain or preserve such Person’s financial condition or cause such entity to achieve certain levels of operating results.

“First Lien Intercreditor Agreement” means the intercreditor agreement dated as of November 5, 2009, among The Bank of New York Mellon, as Collateral Agent, Credit Suisse, as Representative under the Credit Agreement, The Bank of New York Mellon, as Representative under the 2009 Indenture, each additional Representative from time to time party thereto and the grantors party thereto, as from time to time amended, supplemented or modified.

“First Lien Obligations” means (i) all Secured Indebtedness secured by a Lien that has equal priority with, ranks pari passu with, or is otherwise on parity with, or ranks prior to, ahead of, or otherwise senior to, the Lien in favor of the Senior Secured Notes, (ii) all other Obligations (not constituting Indebtedness) of BP I, BP II and the Restricted Subsidiaries under the agreements governing such Secured Indebtedness described in clause (i) to this definition and (iii) all other Obligations of BP I, BP II or any Restricted Subsidiaries in respect of Hedging Obligations or Obligations in respect of cash management services, in each case owing to a Person that is a holder of Indebtedness described in clause (i) or Obligations described in clause (ii) or an Affiliate of such holder at the time of entry into such Hedging Obligations or Obligations in respect of cash management services.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that BP I, BP II or any Restricted Subsidiaries Incurs, repays, repurchases or redeems any Indebtedness (other than in the case of revolving credit borrowings or revolving advances in which case interest expense shall be computed based upon the average daily balance of such Indebtedness during the applicable period) or issues, repurchases or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period; provided, however, that the pro forma calculation of Consolidated Interest Expense shall not give effect to (a) any Indebtedness, Disqualified Stock or Preferred Stock Incurred or issued on the date of determination pursuant to the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified and Preferred Stock” and (b) the repayment, repurchase or redemption of any Indebtedness, Disqualified Stock or Preferred Stock to the extent such repayment, repurchase or redemption results from the proceeds of Indebtedness, Disqualified Stock or Preferred Stock Incurred or issued pursuant to the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified and Preferred Stock.”

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations and consolidations (in each case including the Transactions) and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, and any operational changes that BP I, BP II or any of the Restricted Subsidiaries has determined to make or made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date (each, for purposes of this definition, a “pro forma event”) shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations and consolidations (in each case including the Transactions), discontinued operations and operational changes (and the change of any associated Fixed Charges (calculated in accordance with the proviso in the prior paragraph) and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into BP I or BP II or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, amalgamation, consolidation, discontinued operation or operational change, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, consolidation or operational change had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of BP I or BP II. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of BP I or BP II as set forth in an Officers’ Certificate, to reflect operating expense reductions and other operating improvements or synergies reasonably expected to result from the applicable pro forma event (including, to the extent applicable, from the Transactions).

If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligation has a remaining term in excess of 12 months). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of BP I or BP II to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuers may designate.

“Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:

(1) Consolidated Interest Expense of such Person for such period and

(2) all cash dividend payments (excluding items eliminated in consolidation) on any series of Preferred Stock or Disqualified Stock of such Person and its Restricted Subsidiaries.

“Foreign Subsidiary” means, with respect to any Person, any Subsidiary of such Person that is not a Domestic Subsidiary of such Person.

“GAAP” means the International Financial Reporting Standards (“IFRS”) as in effect (except as otherwise provided in the Senior Secured Notes Indenture in relation to financial reports and other information to be delivered to Holders) on the Reference Date. Except as otherwise expressly provided in the Senior Secured Notes Indenture, all ratios and calculations based on GAAP contained in the Senior Secured Notes Indenture shall be computed in conformity with GAAP. At any time after the Issue Date, BP I, BP II and the Issuers may elect to apply generally accepted accounting principles in the United States (“US GAAP”) in lieu of GAAP and, upon any such election, references herein to GAAP shall thereafter be construed to mean US GAAP as in effect (except as otherwise provided in the Senior Secured Notes Indenture) on the date of such election; provided that any such election, once made, shall be irrevocable and that, upon first reporting its fiscal year results under US GAAP each of BP I, BP II and each of the Issuers shall restate its financial statements on the basis of US GAAP for the fiscal year ending immediately prior to the first fiscal year for which financial statements have been prepared on the basis of US GAAP; provided further, however, that in the event BP I, BP II and the Issuers have made such an election and are thereafter required by applicable law to apply IFRS in lieu of US GAAP (or IFRS is a successor to US GAAP) (any such change, a “Required Change”), they shall be entitled to apply IFRS, and that upon subsequently reporting its fiscal year results on the basis of IFRS in lieu of US GAAP each of BP I, BP II and each of the Issuers shall restate its financial statements on the basis of IFRS for the fiscal year ending immediately prior to the fiscal year after such Required Change. In the event that BP I, BP II and the Issuers are required to make the Required Change, references herein to GAAP shall be construed to mean IFRS as in effect on the date of such Required Change. The Issuers shall give notice of election to apply US GAAP or requirement to apply IFRS to the Trustee and the Holders.

“Graham Company” refers to Graham Packaging Company Inc.

“Graham Holdings” refers to Graham Packaging Holdings Company, a direct wholly-owned subsidiary of Graham Company.

“Graham Packaging” means Graham Packaging Company Inc. and, unless the context otherwise requires, its subsidiaries.

“Graham Packaging 2014 Notes” means the 9.875% senior subordinated notes due 2014 issued by Graham Packaging Company, L.P. and GPC Capital Corp. I, which are wholly-owned subsidiaries of Graham Packaging, of which $354.5 million aggregate principal amount was outstanding at December 31, 2011, which was repaid in connection with the 2012 Refinancing Transactions.

“Graham Packaging 2017 Notes” means the 8.25% senior notes due 2017 issued by Graham Packaging Company, L.P. and GPC Capital Corp. I, which are wholly-owned subsidiaries of Graham Packaging, of which $13.6 million aggregate principal amount was outstanding at December 31, 2011, which was repaid in connection with the 2012 Refinancing Transactions.

“Graham Packaging 2018 Notes” means the 8.25% senior notes due 2018 issued by Graham Packaging Company, L.P. and GPC Capital Corp. I, which are wholly-owned subsidiaries of Graham Packaging, of which

$19.4 million aggregate principal amount was outstanding at December 31, 2011, which was repaid in connection with the 2012 Refinancing Transactions.

“Graham Packaging Acquisition” means the acquisition by RGHL of all of the outstanding stock of Graham Packaging pursuant to the Graham Packaging Acquisition Document.

“Graham Packaging Acquisition Document” means the Agreement and Plan of Merger, dated as of June 17, 2011, among RGHL, Bucephalas Acquisition Corp. and Graham Packaging, as amended as of June 17, 2011.

“Graham Packaging Change of Control Offers” refers to Graham Packaging’s offer to purchase each of the Graham Packaging 2014 Notes, the Graham Packaging 2017 Notes and the Graham Packaging 2018 Notes, as required by the applicable indenture.

“Graham Packaging Notes” means the Graham Packaging 2014 Notes, the Graham Packaging 2017 Notes and the Graham Packaging 2018 Notes.

“Graham Packaging Tender Offers” refers to Graham Packaging’s offer to purchase and consent solicitations with respect to each of the Graham Packaging 2014 Notes, the Graham Packaging 2017 Notes and the Graham Packaging 2018 Notes.

“Graham Packaging Transactions” refers to: (i) the offering of the Senior Secured Notes and the Senior Notes, (ii) the incremental term loan borrowings under the Senior Secured Credit Facilities in connection with the Graham Packaging Acquisition, (iii) the repayment of certain Graham Packaging indebtedness, including in connection with the Graham Packaging Tender Offers and the Graham Packaging Change of Control Offers, (iv) the Graham Packaging Acquisition, (v) the Graham Packaging ITR Payment, (vi) the other transactions related to the foregoing and (vii) the payment of fees and expenses related to the foregoing.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and

(2) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

“holder”, “Holder”, “noteholder” or “secured noteholder” means the Person in whose name a Senior Secured Note is registered on the Registrar’s books.

“IASB” means the International Accounting Standards Board and any other organization or agency that shall issue pronouncements regarding the application of GAAP.

“including” means including without limitation.

“Incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary.

“Indebtedness” means, with respect to any Person (without duplication):

(1) the principal and premium (if any) of any indebtedness of such Person, whether or not contingent, (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property (except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor Incurred in the ordinary course of business and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP), (d) in respect of Capitalized Lease Obligations or (e) representing any Hedging Obligations, if and to the extent that any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2) to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the obligations referred to in clause (1) of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business);

(3) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Person; and

(4) to the extent not otherwise included, with respect to BP I, BP II and the Restricted Subsidiaries, the amount then outstanding (i.e., advanced, and received by, and available for use by, BP I, BP II or any Restricted Subsidiaries) under any Receivables Financing (as set forth in the books and records of BP I, BP II or any Restricted Subsidiary and confirmed by the agent, trustee or other representative of the institution or group providing such Receivables Financing) to the extent there is recourse to BP I, BP II or the Restricted Subsidiaries (as that term is understood in the context of recourse and non-recourse receivable financings);

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (1) Contingent Obligations Incurred in the ordinary course of business and not in respect of borrowed money; (2) deferred or prepaid revenues or marketing fees; (3) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller; (4) Obligations under or in respect of Qualified Receivables Financing; (5) obligations under the Acquisition Documents, the Reynolds Acquisition Documents, the Evergreen Acquisition Documents, the Pactiv Acquisition Document, the Dopaco Acquisition Document or the Graham Packaging Acquisition Document; or (6) Subordinated Shareholder Funding.

Notwithstanding anything in the Senior Secured Notes Indenture to the contrary, Indebtedness shall not include, and shall be calculated without giving effect to, the effects of Statement of Financial Accounting Standards No. 133 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under the Senior Secured Notes Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness; and any such amounts that would have constituted Indebtedness under the Senior Secured Notes Indenture but for the application of this sentence shall not be deemed an Incurrence of Indebtedness under the Senior Secured Notes Indenture.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant, in each case of nationally recognized standing, that is, in the good faith determination of the Issuers, qualified to perform the task for which it has been engaged.

“Initial Purchasers” means Credit Suisse Securities (USA) LLC and HSBC Securities (USA) Inc.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the US, U.K., Canadian, Swiss or Japanese government or any member state of the European Monetary Union or any agency or instrumentality thereof (other than Cash Equivalents);

(2) securities that have a rating equal to or higher than Baa3 (or equivalent) by Moody’s or BBB- (or equivalent) by S&P, or an equivalent rating by any other Rating Agency, but excluding any debt securities or loans or advances between and among BP I, BP II and their respective Subsidiaries;

(3) investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment or distribution; and

(4) corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding two years from the date of acquisition.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers in the ordinary course of business and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of BP I or BP II in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “— Certain Covenants — Limitation on Restricted Payments:”

(1) “Investments” shall include the portion (proportionate to BP I’s or BP II’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of a Subsidiary at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, BP I or BP II, as applicable, shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to:

(a) BP I’s or BP II’s “Investment” in such Subsidiary at the time of such redesignation; less

(b) the portion (proportionate to BP I’s or BP II’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer, in each case as determined in good faith by the Board of Directors of each Issuer.

“Issue Date” means August 9, 2011, the date on which the Senior Secured Notes were originally issued.

“June 2007 Transactions” means the Acquisition and the transactions related thereto (including the transactions contemplated in that certain Memorandum on Structure dated as of May 11, 2007, prepared by Deloitte & Touche), including borrowings under the 2007 Credit Agreement then in effect, the borrowings under a senior subordinated bridge loan and the refinancing of such senior subordinated bridge loan and partial prepayment of the 2007 Credit Agreement with the proceeds of the issuance of the 2007 Senior Notes and the 2007 Senior Subordinated Notes, and the contribution (through holding companies of RGHL) by Rank and certain other investors arranged by Rank of common equity, preferred equity or Subordinated Shareholder Funding to BP I and BP II.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or similar encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement or any lease in the nature thereof); provided that in no event shall an operating lease be deemed to constitute a Lien.

“Local Facility” means a working capital facility provided to a Subsidiary of RGHL by a Local Facility Provider in respect of which a Local Facility Certificate has been delivered, and not cancelled, under the terms of (and as such term is defined in) the 2007 UK Intercreditor Agreement and the First Lien Intercreditor Agreement and which constitutes a “Secured Local Facility” as defined in the Credit Agreement Documents.

“Local Facility Agreement” means the agreement under which a Local Facility is made available.

“Local Facility Provider” means a lender or other bank or financial institution that has acceded to the First Lien Intercreditor Agreement, as applicable, and the 2007 UK Intercreditor Agreement as a provider of a Local Facility.

“Luxembourg Proceeds Loans” means (a) the intercompany loan from the Luxembourg Issuer to BP III, dated November 5, 2009 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the 2009 Notes, (b) the intercompany loan from the Luxembourg Issuer to BP III, dated May 4, 2010 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the May 2010 Notes and (c) the intercompany loan from the Luxembourg Issuer to BP III, dated November 16, 2010 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the October 2010 Senior Notes.

“Management Group” means the group consisting of the directors, executive officers and other management personnel of BP I, BP II or any direct or indirect parent of BP I or BP II, as the case may be, on the Reference Date together with (1) any new directors whose election by such boards of directors or whose nomination for election by the shareholders of BP I, BP II or any direct or indirect parent of BP I or BP II, as applicable, was approved by a vote of a majority of the directors of BP I, BP II or any direct or indirect parent of BP I or BP II, as applicable, then still in office who were either directors on the Reference Date or whose election or nomination was previously so approved and (2) executive officers and other management personnel of BP I, BP II or any direct or indirect parent of BP I or BP II, as applicable, hired at a time when the directors on the Reference Date together with the directors so approved constituted a majority of the directors of BP I, BP II or any direct or indirect parent of BP I or BP II, as applicable.

“May 2010 Indenture” means the Senior Notes Indenture dated as of May 4, 2010, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., The Bank of New York Mellon as Trustee, Principal Paying Agent, Transfer Agent and Registrar and The Bank of New York Mellon, London Branch as Paying Agent, as supplemented, amended and modified from time to time thereafter.

“May 2010 Notes” means the $1,000.0 million aggregate principal amount of 8.5% Senior Notes due 2018 issued pursuant to the May 2010 Indenture.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Proceeds” means the aggregate cash proceeds received by BP I, BP II or any Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received in respect of or upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding (i) the assumption by the acquiring person of Indebtedness relating to the disposed assets or other consideration received in any other non-cash form and (ii) the aggregate cash proceeds received by BP I, BP II or any Restricted Subsidiaries in respect of the sale of any Non-Strategic Land since the Reference Date in an aggregate amount of up to €25.0 million), net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements related thereto), amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than pursuant to the second paragraph of the covenant described under “— Certain Covenants — Asset Sales”) to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by BP I or BP II as a reserve in accordance with GAAP against any liabilities associated with the asset disposed in such transaction and retained by BP I or BP II after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Net Profit” means, with respect to any Person, the Net Profit (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Non-Strategic Land” means (a) the investment properties in which BP II, BP I or their respective Subsidiaries had an interest at the Reference Date which are a proportion of the real property owned by SIG Combibloc GmbH located at Linnich & Wittenberg in Germany, real property owned by SIG Finanz AG (which was absorbed by SIG Combibloc Group AG (formerly SIG Holding AG) by means of a merger effective as of June 15, 2010) located at Newcastle in England, real property owned by SIG Moldtec GmbH & Co. KG, real property owned by SIG Schweizerische Industrie-Gesellschaft AG and located at Neuhausen in Switzerland, Beringen in Switzerland, Rafz in Switzerland, Ecublens in Switzerland and Romanel in Switzerland, real property owned by SIG Combibloc Group AG (formerly SIG Holding AG) located in Beringen in Switzerland, real property owned by SIG Euro Holding AG & Co. KG aA located at Waldshut-Tiengen in Germany and real property owned by SIG Real Estate GmbH & Co. KG located at Neunkirchen in Germany and (b) other properties in which BP II, BP I or their respective Subsidiaries have an interest from time to time and which is designated by BP II in an Officers’ Certificate delivered to the Trustee as not required for the ongoing business operations of BP II, BP I and their respective Subsidiaries.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any Indebtedness; provided that Obligations with respect to the Senior Secured Notes shall not include fees or indemnifications in favor of the Trustee and other third parties other than the holders of the Senior Secured Notes.

“Obligor” means any Issuer or a Senior Secured Note Guarantor.

“October 2010 Note Documents” means (a) the October 2010 Senior Secured Notes, the guarantees with respect to the October 2010 Senior Secured Notes, the October 2010 Senior Secured Indenture, the October 2010 Security Documents, the First Lien Intercreditor Agreement, the 2007 UK Intercreditor Agreement and (b) any other related document or instrument executed and delivered pursuant to any October 2010 Note Document described in clause (a) evidencing or governing any secured obligations thereunder.

“October 2010 Security Documents” means those agreements or other instruments entered into pursuant to which security interests in the Collateral (as defined in the October 2010 Senior Secured Indenture) are granted to secure the October 2010 Senior Secured Notes and the guarantees thereof.

“October 2010 Senior Indenture” means the Senior Notes Indenture dated as of October 15, 2010, among RGHL US Escrow I LLC, RGHL US Escrow I Inc., RGHL Escrow Issuer (Luxembourg) I S.A., The Bank of New York Mellon as Trustee, Principal Paying Agent, Transfer Agent and Registrar and The Bank of New York Mellon, London Branch as Paying Agent, as supplemented, amended and modified from time to time thereafter.

“October 2010 Senior Notes” means the $1,500.0 million aggregate principal amount of 9.000% Senior Notes due 2019 issued pursuant to the October 2010 Senior Indenture.

“October 2010 Senior Secured Indenture” means the Senior Secured Notes Indenture dated as of October 15, 2010, among RGHL US Escrow I LLC, RGHL US Escrow I Inc., RGHL Escrow Issuer (Luxembourg) I S.A., The Bank of New York Mellon as Trustee, Principal Paying Agent, Transfer Agent, Collateral Agent and Registrar, Wilmington Trust (London) Limited as Additional Collateral Agent and The Bank of New York Mellon, London Branch as Paying Agent, as supplemented, amended and modified from time to time thereafter.

“October 2010 Senior Secured Notes” means the $1,500.0 million aggregate principal amount of 7.125% Senior Secured Notes due 2019 issued pursuant to the October 2010 Senior Secured Indenture.

“Offer” means the public tender offer by RGHL for all publicly held Target Shares.

“Offering Circular” means the Offering Circular dated July 26, 2011, with respect to the Senior Notes and the Senior Secured Notes.

“Offer Prospectus” means the prospectus dated December 22, 2006 and the amendments to the prospectus dated February 2, 2007 and March 13, 2007 as published in the Swiss national press.

“Officer” of any Person means the Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of such Person or any other person that the board of directors of such person shall designate for such purpose.

“Officers’ Certificate” means a certificate signed on behalf of BP I or, if otherwise specified, an Issuer, by two Officers of BP I or an Issuer, as applicable, or of a Subsidiary or parent of BP I or an Issuer, as applicable, that is designated by BP I or an Issuer, as applicable, one of whom must be the principal executive officer, the principal financial officer, the treasurer, the principal accounting officer or similar position of BP I or the Issuers, as applicable, or such Subsidiary or parent that meets the requirements set forth in the Senior Secured Notes Indenture and is in form and substance satisfactory to the Trustee.

“Opinion of Counsel” means a written opinion addressed to the Trustee from legal counsel in form and substance satisfactory to the Trustee. The counsel may be an employee of or counsel to BP I or BP II.

“Pactiv” means Pactiv Corporation.

“Pactiv 2012 Notes” refers to Pactiv’s 5.875% Notes due July 15, 2012, of which $249.3 million aggregate principal amount was outstanding as of December 31, 2011, which was repaid in connection with the 2012 Refinancing Transactions.

“Pactiv 2018 Notes” refers to the 6.400% Notes due January 15, 2018 of Pactiv Corporation, with an outstanding principal amount of $15.7 million (net of $1 million of unamortized discount) as of December 31, 2011.

“Pactiv Acquisition” means the acquisition by RGHL, through its wholly owned subsidiary Reynolds Acquisition Corporation, of all of the outstanding stock of Pactiv pursuant to the Pactiv Acquisition Document.

“Pactiv Acquisition Document” means the Agreement and Plan of Merger, dated as of August 16, 2010, among Rank Group Limited, RGHL, Reynolds Acquisition Corporation and Pactiv.

“Pactiv Base Indenture” means the Indenture dated as of September 29, 1999, between Tenneco Packaging Inc. and The Bank of New York Mellon, N.A. (as successor in interest to The Chase Manhattan Bank), as Trustee, as supplemented, amended and modified from time to time thereafter.

“Pactiv Change of Control Offer” refers to Pactiv’s offer to purchase the Pactiv 2012 Notes, as required by the applicable indenture. The Pactiv Change of Control Offer commenced on October 20, 2010 and expired on December 7, 2010. Pursuant to the Pactiv Change of Control Offer, Pactiv purchased for cash approximately $698,000 in aggregate principal amount of tendered Pactiv 2012 Notes, with approximately $249.3 million in aggregate principal amount remaining outstanding.

“Pactiv Equity Contribution” means the cash contributed by Rank Group Limited to RGHL as part of the Pactiv Acquisition.

“Pactiv Tender Offer” refers to Pactiv’s offer to purchase and consent solicitations with respect to the Pactiv 2018 Notes. The Pactiv Tender Offer was consummated on November 16, 2010. Pursuant to the Pactiv Tender Offer, Pactiv purchased for cash approximately $234.3 million in aggregate principal amount of tendered Pactiv 2018 Notes, with approximately $15.7 million in aggregate principal amount remaining outstanding. Pursuant to the Pactiv Tender Offer, Pactiv obtained the requisite consents to eliminate the covenant requiring Pactiv to make an offer to purchase the Pactiv 2018 Notes if a “change of control triggering event” occurs, as defined in the applicable Pactiv indenture.

“Pactiv Transactions” refers to: (i) the offering of the October 2010 Senior Secured Notes and the October 2010 Senior Notes, (ii) the incremental term loan borrowings under the Senior Secured Credit Facilities in connection with the Pactiv Acquisition, (iii) the repayment of certain Pactiv indebtedness including the partial repayment of Pactiv 2012 Notes and Pactiv 2018 Notes in connection with the Pactiv Tender Offer and Pactiv Change of Control Offer, (iv) the Pactiv Acquisition, (v) the Pactiv Equity Contribution, (vi) the other transactions related to the foregoing and (vii) the payment of fees and expenses related to the foregoing.

“Permitted Holders” means, at any time, each of (i) Rank, (ii) the Management Group and (iii) any Person acting in the capacity of an underwriter in connection with a public or private offering of Capital Stock of BP I or BP II or any of their Affiliates. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Senior Secured Notes Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investments” means:

(1) any Investment in BP I, BP II or any Restricted Subsidiary;

(2) any Investment in Cash Equivalents or Investment Grade Securities;

(3) any Investment by BP I, BP II or any Restricted Subsidiary in a Person, including in the Equity Interests of such Person, if as a result of such Investment (a) such Person becomes a Restricted Subsidiary or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys all or Substantially All of its assets to, or is liquidated into, BP I, BP II or a Restricted Subsidiary;

(4) any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of “— Certain Covenants — Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing on, or made pursuant to binding commitments existing on, the Issue Date or an Investment consisting of any extension, modification or renewal of any Investment existing on the Issue Date; provided that the amount of any such Investment only may be increased as required by the terms of such Investment as in existence on the Issue Date;

(6) advances to officers, directors or employees, taken together with all other advances made pursuant to this clause (6), not to exceed 0.25% of Total Assets at any one time outstanding;

(7) any Investment acquired by BP I, BP II or any of the Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by BP I, BP II or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable, (b) as a result of a foreclosure by BP I, BP II or any Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default, (c) as a result of the settlement, compromise or resolution of litigation, arbitration or other disputes with Persons who are not Affiliates or (d) in settlement of debts created in the ordinary course of business;

(8) Hedging Obligations permitted under clause (j) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(9) any Investment by BP I, BP II or any Restricted Subsidiaries in a Similar Business having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (9) that are at that time outstanding, not to exceed 3.25% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (9) is made in any Person that is not a Restricted Subsidiary at the date of the making of such Investment and such Person becomes a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (9) for so long as such Person continues to be a Restricted Subsidiary;

(10) additional Investments by BP I, BP II or any Restricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (10) that are at that time outstanding (after giving effect to the sale or other transfer of an Unrestricted Subsidiary to the extent the proceeds of such sale received by BP I, BP II and the Restricted Subsidiaries consists of cash and Cash Equivalents), not to exceed 1.0% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (10) is made in any Person that is not a Restricted Subsidiary at the date of the making of such Investment and such Person becomes a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (10) for so long as such Person continues to be a Restricted Subsidiary;

(11) loans and advances to officers, directors or employees for business-related travel expenses, moving expenses and other similar expenses, in each case Incurred in the ordinary course of business or consistent with past practice or to fund such person’s purchase of Equity Interests of BP I, BP II or any direct or indirect parent of BP I or BP II;

(12) Investments the payment for which consists of Equity Interests or Subordinated Shareholder Funding of BP I or BP II (other than Disqualified Stock) or any direct or indirect parent of BP I or BP II, as applicable; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clauses (2) and (3) of the definition of Cumulative Credit contained in “— Certain Covenants — Limitation on Restricted Payments;”

(13) any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of the second paragraph of the covenant described under “— Certain

Covenants — Transactions with Affiliates” (except transactions described in clauses (2), (6), (7) and (11)(b) of such paragraph);

(14) Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(15) guarantees issued in accordance with the covenants described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Future Senior Secured Note Guarantors;”

(16) Investments consisting of or to finance purchases and acquisitions of inventory, supplies, materials, services or equipment or purchases of contract rights or licenses or leases of intellectual property;

(17) any Investment in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Financing, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Receivables Financing or any related Indebtedness; provided, however, that any Investment in a Receivables Subsidiary is in the form of a Purchase Money Note, contribution of additional receivables or an equity interest;

(18) any Investment in an entity or purchase of a business or assets in each case owned (or previously owned) by a customer of a Restricted Subsidiary as a condition or in connection with such customer (or any member of such customer’s group) contracting with a Restricted Subsidiary, in each case in the ordinary course of business;

(19) any Investment in an entity which is not a Restricted Subsidiary to which a Restricted Subsidiary sells accounts receivable pursuant to a Receivables Financing;

(20) Investments of a Restricted Subsidiary acquired after the Issue Date or of an entity merged into, amalgamated with, or consolidated with BP I, BP II or a Restricted Subsidiary in a transaction that is not prohibited by the covenant described under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” after the Issue Date to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(21) guarantees by BP I, BP II or any Restricted Subsidiaries of operating leases (other than Capitalized Lease Obligations), trademarks, licenses, purchase agreements or of other obligations that do not constitute Indebtedness, in each case entered into by BP I, BP II or any Restricted Subsidiary in the ordinary course of business consistent with past practice;

(22) pledges or deposits (x) with respect to leases or utilities provided to third parties in the ordinary course of business or (y) that are otherwise a Permitted Lien or made in connection with a Permitted Lien; and

(23) any Indebtedness permitted under clause (y) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

“Permitted Liens” means, with respect to any Person:

(1) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or US government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet overdue by more than 60 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

(3) Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings and for which there are adequate reserves set aside in accordance with GAAP or the non-payment of which in the aggregate would not reasonably be expected to have a material adverse effect on the Issuers, RGHL and the Restricted Subsidiaries taken as a whole;

(4) Liens (i) required by any regulatory or government authority or (ii) in favor of issuers of performance and surety bonds or bid bonds or letters of credit or completion guarantees issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties Incurred in the ordinary course of business and title defects or irregularities that are of a minor nature and which do not in the aggregate materially impair the operation of the business of such Person;

(6) (i) Liens securing an aggregate principal amount of First Lien Obligations not to exceed the maximum principal amount of First Lien Obligations that, as of the date such First Lien Obligations were Incurred, and after giving effect to the Incurrence of such First Lien Obligations and the application of proceeds therefrom on such date, would not cause the Senior Secured First Lien Leverage Ratio of BP I and BP II on a combined basis to exceed 3.50 to 1.00, (ii) Liens securing an aggregate principal amount of First Lien Obligations not to exceed $500.0 million, (iii) Liens securing Indebtedness Incurred pursuant to clause (a) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” (iv) Liens securing the 2009 Notes (or any guarantees thereof), (v) Liens securing the October 2010 Senior Secured Notes (or any guarantees thereof); (vi) Liens securing the February 2011 Senior Secured Notes (or any guarantees thereof); (vii) Liens securing the Senior Secured Notes (or any guarantees thereof), (viii) Liens securing Indebtedness Incurred pursuant to clause (d) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” (ix) Liens securing the 2007 Notes (or any guarantees thereof) as in effect on the Issue Date and any Lien that replaces the Lien in existence on the Issue Date so long as such replacement Lien is in respect of the same property as the Lien in existence on the Issue Date; and (x) Liens securing Indebtedness permitted to be Incurred pursuant to the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” provided, however, that such Lien is junior to, ranks behind or is otherwise subordinated to the Lien securing the Senior Secured Notes pursuant to an Additional Intercreditor Agreement on terms not less favorable to the noteholders, the Collateral Agent and the Trustee than in the 2007 UK Intercreditor Agreement;

(7) Liens existing on the Issue Date (other than Liens described in clause (6));

(8) Liens on assets, property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided further, however, that such Liens may not extend to any other property owned by BP I, BP II or any Restricted Subsidiary;

(9) Liens on assets or property at the time BP I, BP II or a Restricted Subsidiary acquired the assets or property, including any acquisition by means of a merger, amalgamation or consolidation with or into BP I, BP II or any Restricted Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such acquisition; provided further, however, that the Liens may not extend to any other property owned by BP I, BP II or any Restricted Subsidiary;

(10) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to BP I, BP II or another Restricted Subsidiary permitted to be Incurred in accordance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(11) Liens securing Hedging Obligations not Incurred in violation of the Senior Secured Notes Indenture; provided that with respect to Hedging Obligations relating to Indebtedness, such Lien extends only to the property securing such Indebtedness;

(12) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13) leases, subleases, licenses and sublicenses of real property which do not materially interfere with the ordinary conduct of the business of BP I, BP II or any Restricted Subsidiaries;

(14) Liens on assets or property of BP I, BP II or any Restricted Subsidiary securing the Senior Secured Notes or any Senior Secured Note Guarantees;

(15) Liens in favor of BP I, BP II or any Senior Secured Note Guarantor;

(16) Liens (i) on accounts receivable and related assets of the type specified in the definition of “Receivables Financing” Incurred in connection with a Qualified Receivables Financing and (ii) on inventory that is equipment used in the product filling process Incurred in connection with a Financing Disposition;

(17) deposits made in the ordinary course of business to secure liability to insurance carriers;

(18) Liens on the Equity Interests of Unrestricted Subsidiaries and on the Equity Interests of joint ventures securing obligations of such joint ventures;

(19) grants of software and other technology licenses in the ordinary course of business;

(20) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in clauses (6) (other than clause (6)(ix)), (7), (8), (9), (10), (15) and (20); provided, however, that (x) such new Lien shall be limited to all or part of the same property (including any after acquired property to the extent it would have been subject to a Lien in respect of the Indebtedness being refinanced, refunded, extended, renewed or replaced) that secured the original Lien as in effect immediately prior to the refinancing, refunding, extension, renewal or replacement of the Indebtedness secured by such Lien (plus improvements on such property), (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6) (other than clause (6)(ix)), (7), (8), (9), (10), (15) and (20) at the time the original Lien became a Permitted Lien under the Senior Secured Notes Indenture and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement and (z) such new Lien shall not have priority over, rank ahead of, or otherwise be senior pursuant to any intercreditor agreement to the original Lien securing the Indebtedness being refinanced, refunded, extended, renewed or replaced; provided further, however, that in the case of any Liens to secure any refinancing, refunding, extension, renewal or replacement of Indebtedness secured by a Lien referred to in any of clauses (6) (other than clause (6)(ix)), (7), (8), (9) or (10), the principal amount of any Indebtedness Incurred for such refinancing, refunding, extension, renewal or replacement shall be deemed secured by a Lien under such original clause and not this clause (20) for purposes of determining the principal amount of Indebtedness outstanding under clause 6(i);

(21) Liens on equipment of BP I, BP II or any Restricted Subsidiary granted in the ordinary course of business to BP I’s, BP II’s or such Restricted Subsidiary’s client at which such equipment is located;

(22) judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(23) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(24) Liens arising by virtue of any statutory or common law provisions relating to banker’s liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depository or financial institution;

(25) any interest or title of a lessor under any Capitalized Lease Obligation;

(26) any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(27) Liens Incurred to secure cash management services or to implement cash pooling arrangements in the ordinary course of business;

(28) other Liens securing obligations Incurred in the ordinary course of business which obligations do not exceed $30.0 million at any one time outstanding;

(29) Liens arising from Uniform Commercial Code filings regarding operating leases entered into by BP I, BP II and the Restricted Subsidiaries in the ordinary course of business;

(30) Liens on securities that are the subject of repurchase agreements constituting Cash Equivalents; and

(31) Liens on property or assets under construction (and related rights) in favor of a contractor or developer or arising from progress or partial payments by a third party relating to such property or assets prior to completion.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Pre-Announcement” means the pre-announcement of the Offer pursuant to Article 7, et seq. TOO (Voranmeldung) as published by electronic media on 19 December 2006 and in the print media on 21 December 2006.

“Preferred Stock” means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution or winding-up.

“Prospectus” means the Prospectus dated July 26, 2011, with respect to the Senior Notes and the Senior Secured Notes.

“Public Debt” means any Indebtedness consisting of bonds, debentures, notes or other similar debt securities issued in (a) a public offering registered under the Securities Act or (b) a private placement to institutional investors that is underwritten for resale in accordance with Rule 144A or Regulation S of such Act, whether or not it includes registration rights entitling the holders of such debt securities to registration thereof with the SEC. The term “Public Debt” (i) shall not include the Senior Secured Notes (or any Additional Senior Secured Notes) and (ii) for the avoidance of doubt, shall not be construed to include any Indebtedness issued to institutional investors in a direct placement of such Indebtedness that is not underwritten by an intermediary (it being understood that, without limiting the foregoing, a financing that is distributed to not more than 10 Persons (provided that multiple managed accounts and affiliates of any such Persons shall be treated as one Person for the purposes of this definition) shall be deemed not to be underwritten), or any commercial bank or similar Indebtedness, Capitalized Lease Obligation or recourse transfer of any financial asset or any other type of Indebtedness Incurred in a manner not customarily viewed as a “securities offering.”

“Purchase Money Note” means a promissory note of a Receivables Subsidiary evidencing a line of credit, which may be irrevocable, from BP I, BP II or any of their respective Subsidiaries to a Receivables Subsidiary in connection with a Qualified Receivables Financing, which note is intended to finance that portion of the purchase price that is not paid by cash or a contribution of equity.

“Qualified Receivables Financing” means any Receivables Financing that meets the following conditions:

(1) the Board of Directors of BP I or BP II shall have determined in good faith that such Qualified Receivables Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to BP I or BP II or, as the case may be, the Subsidiary in question;

(2) all sales of accounts receivable and related assets are made at Fair Market Value; and

(3) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Issuers) and may include Standard Securitization Undertakings.

The grant of a security interest in any accounts receivable of BP I, BP II or any of their respective Subsidiaries (other than a Receivables Subsidiary or the Subsidiary undertaking such Receivables Financing) to secure Indebtedness under the Credit Agreement, Indebtedness in respect of the Senior Secured Notes or any Refinancing Indebtedness with respect to the Senior Secured Notes shall not be deemed a Qualified Receivables Financing.

“Rank” means (i) Mr. Graeme Richard Hart (or his estate, heirs, executor, administrator or other personal representative, or any of his immediate family members or any trust, fund or other entity which is controlled by his estate, heirs or any of his immediate family members), and any of his or their Affiliates (each a “Rank Party”) and (ii) any Person that forms a group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) with any Rank Party; provided that in the case of (ii) (x) any Rank Party owns a majority of the voting power of the Voting Stock of BP I and BP II or any direct or indirect parent of BP I or BP II, as applicable, (y) no other Person has beneficial ownership of any of the Voting Stock included in determining whether the threshold set forth in clause (x) has been satisfied and (z) any Rank Party controls a majority of the Board of Directors of each of BP I and BP II or any direct or indirect parent of BP I or BP II, as applicable.

“Rating Agency” means (1) each of Moody’s and S&P and (2) if Moody’s or S&P ceases to rate the Senior Secured Notes for reasons outside of the Issuers’ control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Issuers or any direct or indirect parent of an Issuer as a replacement agency for Moody’s or S&P, as the case may be.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any participation interests issued or sold in connection with, and all other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Financing.

“Receivables Financing” means any transaction or series of transactions that may be entered into by BP I, BP II or any of their respective Subsidiaries pursuant to which BP I, BP II or any of their respective Subsidiaries may sell, convey or otherwise transfer to (a) a Receivables Subsidiary or (b) any other Person, or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of BP I, BP II or any of their respective Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable and any Hedging Obligations entered into by BP I, BP II or any such Subsidiary in connection with such accounts receivable.

“Receivables Repurchase Obligation” means any obligation of a seller of receivables in a Qualified Receivables Financing to repurchase receivables arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Receivables Subsidiary” means a Wholly Owned Subsidiary of BP I or BP II (or another Person formed for the purposes of engaging in Qualified Receivables Financing with BP I or BP II in which BP I or BP II or any of Subsidiary of BP I or BP II makes an Investment and to which BP I, BP II or any Restricted Subsidiary transfers accounts receivable and related assets) that engages in no activities other than in connection with the financing of accounts receivable of BP I, BP II and their respective Subsidiaries, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and that is designated by the Board of Directors of each of the Issuers (as provided below) as a Receivables Subsidiary and:

(a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by BP I, BP II or any Restricted Subsidiary (excluding guarantees of obligations (other than the principal of and interest on Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is with recourse to or obligates BP I, BP II or any Subsidiary of BP I or BP II in any way other than pursuant to Standard Securitization Undertakings or (iii) subjects any property or asset of BP I, BP II or any other Subsidiary of BP I or BP II, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

(b) with which neither BP I, BP II nor any other Restricted Subsidiary has any material contract, agreement, arrangement or understanding other than on terms which BP I or BP II reasonably believes to be no less favorable to BP I, BP II or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of any Issuer; and

(c) to which neither BP I, BP II nor any other Restricted Subsidiary has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

Any such designation by the Board of Directors of each of the Issuers shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of each of the Issuers giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.

“Reference Date” means June 29, 2007.

“Representative” means the trustee, agent or representative (if any) for any Indebtedness; provided that if, and for so long as, any Indebtedness lacks such a Representative, then the Representative for such Indebtedness shall at all times constitute the holder or holders of a majority in outstanding principal amount of obligations under such Indebtedness.

“Restricted Cash” means cash and Cash Equivalents held by BP I, BP II or any Restricted Subsidiaries that are contractually restricted from being distributed or otherwise paid to any Issuer or not available for general corporate purposes, except for such restrictions that are contained in agreements governing Indebtedness permitted under the Senior Secured Notes Indenture.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, with respect to any Person, any Subsidiary of such Person other than an Unrestricted Subsidiary of such Person. Unless otherwise indicated in this “Description of the August 2011 Senior Secured Notes,” all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of each of BP I and BP II.

“Reynolds 2007 Credit Agreement” means the Senior Secured Facilities Agreement dated February 21, 2008, among Reynolds Packaging Group (NZ) Limited, Closure Systems International Holdings Inc., Closure Systems International B.V., Reynolds Consumer Products Holdings Inc. and Reynolds Treasury (NZ) Limited, as borrowers, the Lenders party thereto, Australia and New Zealand Banking Group Limited, BOS International (Australia) Limited, Calyon Australia Limited and Credit Suisse, as joint lead arrangers and underwriters, and Credit Suisse as facility agent and security trustee, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder (subject to compliance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Liens”) or altering the maturity thereof.

“Reynolds Acquisition” means collectively (a) the acquisition by BP III of all the Equity Interests of each of Closure Systems International (Luxembourg) S.àr.l and Reynolds Consumer Products (Luxembourg) S.àr.l and (b) the acquisition by Reynolds Group Holdings Inc., a direct wholly owned subsidiary of BP III, of all the Equity Interests of Reynolds Consumer Products Holdings Inc.

“Reynolds Acquisition Documents” means the (i) Stock Purchase Agreement, dated as of October 15, 2009, by and among BP III, Reynolds Group Holdings Inc., a direct wholly-owned subsidiary of BP III, and Reynolds Consumer Products (NZ) Limited, a New Zealand company and (ii) Stock Purchase Agreement, dated as of October 15, 2009, by and between BP III and Closure Systems International (NZ) Limited, a New Zealand company, and any other document entered into in connection therewith, in each case as amended, supplemented or modified from time to time prior to November 5, 2009.

“Reynolds Foodservice Acquisition” means, collectively, (a) the acquisition by Reynolds Group Holdings Inc., a direct wholly owned subsidiary of BP III, of all of the Equity Interests of Reynolds Packaging Inc., (b) the acquisition by Closure Systems International B.V., an indirect wholly owned subsidiary of BP III, of all of the Equity Interests of Reynolds Packaging International B.V., together with a minority interest in Reynolds Metals Company de Mexico S. de R.L. de C.V., from an affiliated entity, that along with Reynolds Group Holdings Inc. and Closure Systems International B.V., is beneficially owned by Mr. Graeme Richard Hart.

“Reynolds Foodservice Acquisition Document” means the Stock Purchase Agreement, dated as of September 1, 2010, among BP III, Reynolds Group Holdings Inc., Closure Systems International B.V. and Reynolds Packaging (NZ) Limited.

“Reynolds Foodservice Transactions” means the Reynolds Foodservice Acquisition and the transactions related thereto.

“Reynolds Transactions” means the Reynolds Acquisition and the transactions related thereto (including the transactions contemplated in that certain Steps Plan and Structure Chart dated November 3, 2009, prepared by RGHL), including the repayment of the Reynolds 2007 Credit Agreement, the issuance and guarantee of, and granting of security in relation to, the 2009 Notes, the entering into and borrowings and guarantees under, and granting of security in relation to, the Senior Secured Credit Facilities, the amendment to the 2007 UK Intercreditor Agreement, entry into the First Lien Intercreditor Agreement and the contribution by RGHL of funds in return for common equity of BP I.

“RP Reference Date” means November 5, 2009.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired by BP I, BP II or a Restricted Subsidiary whereby BP I, BP II or a Restricted Subsidiary transfers such property to a Person and BP I, BP II or such Restricted Subsidiary leases it from such Person, other than leases between BP I, BP II and a Restricted Subsidiary or between Restricted Subsidiaries.

“S&P” means Standard & Poor’s Ratings Group or any successor to the rating agency business thereof.

“SEC” means the Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness secured by a Lien.

“Secured Obligations” means (a) the due and punctual payment of (i) the principal of and interest (including interest accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding) on the Senior Secured Notes, when and as due, whether at maturity, by acceleration, upon one or more dates set for prepayment or otherwise, and (ii) all other monetary obligations of any Issuer to any of the Secured Parties under the Senior Secured Note Documents, including fees, costs, expenses and indemnities, whether primary, secondary, direct, contingent, fixed or otherwise (including monetary obligations incurred during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding), (b) the due and punctual performance of all other obligations of the Issuers under or pursuant to the Senior Secured Note Documents, and (c) the due and punctual payment and performance of all the obligations of each other Obligor under or pursuant to the Senior Secured Note Documents.

“Secured Parties” means (a) the Holders, (b) the Trustee, (c) the Collateral Agent, (d) the beneficiaries of each indemnification obligation undertaken by any Obligor under any Senior Secured Note Document and (e) the successors and assigns of each of the foregoing.

“Securities Act” means the US Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Security Documents” has the meaning given to such term under “— Security — Brief Summary of Security Documents and Intercreditor Agreements.”

“Senior Indebtedness” means, with respect to any Person, (a) Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred; and (b) all other Obligations of such Person (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of Indebtedness described in clause (a), unless, in the case of clauses (a) and (b), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such Indebtedness or other Obligations in respect thereof are subordinate in right of payment to the Senior Secured Notes or the Senior Secured Note Guarantee of such Person, as the case may be; provided, however, that Senior Indebtedness shall not include:

(1) any obligation of such Person to BP I, BP II or any Subsidiary of BP I or BP II;

(2) any liability for national, state, local or other taxes owed or owing by such Person;

(3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof (other than by way of letter of credit, bank guarantee, performance or other bond, or other similar obligation) or instruments evidencing such liabilities);

(4) any Capital Stock;

(5) any Indebtedness or other Obligation of such Person which is subordinate or junior in right of payment to any other Indebtedness or other Obligation of such Person; or

(6) that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Senior Secured Notes Indenture.

“Senior Note Guarantee” means any guarantee of the obligations of the Issuers under the Senior Notes Indenture and the Senior Notes by any Person in accordance with the provisions of the Senior Notes Indenture.

“Senior Note Guarantors” means (x) RGHL, BP I and the Restricted Subsidiaries that entered into the Senior Notes Indenture on the Escrow Release Date (other than the Issuers) and (y) any Person that subsequently becomes a Senior Note Guarantor in accordance with the terms of the Senior Notes Indenture; provided that upon the release or discharge of such Person from its Senior Note Guarantee in accordance with the Senior Notes Indenture, such Person shall cease to be a Senior Note Guarantor.

“Senior Notes” means the $1,000,000,000 aggregate principal amount of 9.875% Senior Notes due 2019 issued pursuant to the Senior Notes Indenture.

“Senior Notes Indenture” means the Senior Notes Indenture dated as of the Issue Date, among US LLC Escrow Issuer, US Corporate Escrow Issuer and The Bank of New York Mellon, as Trustee, Principal Paying Agent, Transfer Agent and Registrar, and The Bank of New York Mellon, London Branch, as Paying Agent, as supplemented, amended and modified from time to time thereafter.

“Senior Secured Credit Facilities” means the Credit Agreement dated as of November 5, 2009, among, among others, BP I and Credit Suisse, as administrative agent, the other financial institutions party thereto, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder (subject to compliance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Liens”) or altering the maturity thereof.

“Senior Secured First Lien Indebtedness” means, with respect to any Person at any date, the sum of (A) Indebtedness under the Senior Secured Credit Facilities, (B) Indebtedness under the Senior Secured Notes and (C) to the extent not included in clause (A) or (B), the other First Lien Obligations of such Person and its Restricted Subsidiaries, in each case as of such date (determined on a consolidated basis in accordance with GAAP).

“Senior Secured First Lien Leverage Ratio” means, with respect to any Person at any date, the ratio of (i) Senior Secured First Lien Indebtedness of such Person less the amount of Cash Equivalents in excess of any Restricted Cash that would be stated on the balance sheet of such Person and its Restricted Subsidiaries and held by such Person and its Restricted Subsidiaries as of such date of determination to (ii) EBITDA of such Person for the four full fiscal quarters for which internal financial statements are available immediately preceding the Senior Secured First Lien Leverage Calculation Date (as defined below). In the event that such Person or any of its Restricted Subsidiaries Incurs, repays, repurchases or redeems any Senior Secured First Lien Indebtedness subsequent to the commencement of the period for which the Senior Secured First Lien Leverage Ratio is being calculated but prior to the event for which the calculation of the Senior Secured First Lien Leverage Ratio is made (the “Senior Secured First Lien Leverage Calculation Date”), then the Senior Secured First Lien Leverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Senior Secured First Lien Indebtedness as if the same had occurred at the beginning of the applicable four-quarter period; provided that the Issuers may elect pursuant to an Officers’ Certificate delivered to the Trustee to treat all or any portion of the commitment under any Senior Secured First Lien Indebtedness as being Incurred at such time, in which case any subsequent Incurrence of Senior Secured First Lien Indebtedness under such commitment shall not be deemed, for purposes of this calculation, to be an Incurrence at such subsequent time.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations (including the Transactions) and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, and any operational changes that BP I, BP II or any of the Restricted Subsidiaries has determined to make or have made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Senior Secured First Lien Leverage Calculation Date (each, for purposes of this definition, a “pro forma event”) shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations (including the Transactions), discontinued operations and other operational changes (and the change of any associated Senior Secured First Lien Indebtedness and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into BP I, BP II or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, amalgamation, consolidation, discontinued operation or operational change, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Senior Secured First Lien Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, amalgamation, consolidation or operational change had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuers. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the Issuers as set forth in an Officers’ Certificate, to reflect operating expense reductions and other operating improvements or synergies reasonably expected to result from the applicable pro forma event (including, to the extent applicable, from the Transactions).

“Senior Secured Note Documents” means (a) the Senior Secured Notes, the Senior Secured Notes Guarantees, the Senior Secured Notes Indenture, the Security Documents, the First Lien Intercreditor Agreement, the 2007 UK Intercreditor Agreement and (b) any other related document or instrument executed and delivered pursuant to any Senior Secured Note Document described in clause (a) evidencing or governing any Secured Obligations thereunder.

“Senior Secured Note Guarantee” means any guarantee of the obligations of the Issuers under the Senior Secured Notes Indenture and the Senior Secured Notes by any Person in accordance with the provisions of the Senior Secured Notes Indenture.

“Senior Secured Note Guarantors” means (x) RGHL, BP I and the Restricted Subsidiaries that entered into the Senior Secured Notes Indenture on the Escrow Release Date (other than the Issuers) and (y) any Person that subsequently becomes a Senior Secured Note Guarantor in accordance with the terms of the Senior Secured Notes Indenture; provided that upon the release or discharge of such Person from its Senior Secured Note Guarantee in accordance with the Senior Secured Notes Indenture, such Person shall cease to be a Senior Secured Note Guarantor.

“Senior Secured Notes” means the $1,500,000,000 aggregate principal amount of 7.875% Senior Secured Notes due 2019 issued pursuant to the Senior Secured Notes Indenture.

“Senior Secured Notes Indenture” means the Senior Secured Notes Indenture to be dated as of the Issue Date, among US LLC Escrow Issuer, US Corporate Escrow Issuer and The Bank of New York Mellon, as Trustee, Principal Paying Agent, Transfer Agent and Registrar, and The Bank of New York Mellon, London Branch, as Paying Agent, as supplemented, amended and modified from time to time thereafter.

“Senior Secured Notes Registration Rights Agreement” means the Senior Secured Notes Registration Rights Agreement related to the Senior Secured Notes, dated as of the Issue Date, among the Escrow Issuers and the Initial Purchasers, as such agreement may be amended, modified or supplemented from time to time; provided that the Issuers assumed all of the obligations of the Escrow Issuers under, and the Senior Secured Note Guarantors shall execute a joinder to, the Senior Secured Notes Registration Rights Agreement, and, with respect to any Additional Senior Secured Notes, one or more registration rights agreements between the Issuers and the other parties thereto, as such agreement(s) may be amended, modified or supplemented from time to time, relating to rights given by the Issuers to the purchasers of Additional Senior Secured Notes to register such Additional Senior Secured Notes under the Securities Act.

“Significant Subsidiary” means any Restricted Subsidiary that meets any of the following conditions:

(1) BP I’s, BP II’s and the Restricted Subsidiaries’ investments in and advances to the Restricted Subsidiary exceed 10% of the total assets of BP I, BP II and the Restricted Subsidiaries on a combined consolidated basis as of the end of the most recently completed fiscal year;

(2) BP I’s, BP II’s and the Restricted Subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the Restricted Subsidiary exceeds 10% of the total assets of BP I, BP II and the Restricted Subsidiaries on a combined consolidated basis as of the end of the most recently completed fiscal year; or

(3) BP I’s, BP II’s and the Restricted Subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the Restricted Subsidiary exceeds 10% of such income of BP I, BP II and the Restricted Subsidiaries on a consolidated basis for the most recently completed fiscal year.

“Similar Business” means (a) any businesses, services or activities engaged in by BP I, BP II or any their respective Subsidiaries on the Issue Date and (b) any businesses, services and activities engaged in by BP I, BP II or any their respective Subsidiaries that are related, complementary, incidental, ancillary or similar to any of the foregoing or are extensions or developments of any thereof.

“Squeeze-Out” means the acquisition pursuant to Article 33 of the Swiss Federal Stock Exchanges and Securities Trading Act (SR954.1) by BP III of the remaining Target Shares after at least 98% of the Target’s Voting Stock has been acquired by BP III at the end of the Offer.

“Standard Securitization Undertakings” means representations, warranties, covenants, indemnities and guarantees of performance entered into by BP I, BP II or any Subsidiary of BP I or BP II which BP I or BP II has determined in good faith to be customary in a Receivables Financing including, without limitation, those relating to the servicing of the assets of a Subsidiary, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Subordinated Indebtedness” means (a) with respect to any Issuer, any Indebtedness of such Issuer which is by its terms subordinated in right of payment to the Senior Secured Notes and (b) with respect to any Senior Secured Note Guarantor, any Indebtedness of such Senior Secured Note Guarantor which is by its terms subordinated in right of payment to its Senior Secured Note Guarantee.

“Subordinated Shareholder Funding” means, collectively, any funds provided to BP I or BP II by any direct or indirect parent, any Affiliate of any direct or indirect parent or any Permitted Holder or any Affiliate thereof, in exchange for or pursuant to any security, instrument or agreement other than Capital Stock, in each case issued to and held by any of the foregoing Persons, together with any such security, instrument or agreement and any other security or instrument other than Capital Stock issued in payment of any obligation under any Subordinated Shareholder Funding; provided, however, that such Subordinated Shareholder Funding:

(1) does not (including upon the happening of any event) mature or require any amortization, redemption or other repayment of principal or any sinking fund payment prior to the first anniversary of the Stated Maturity of the Senior Secured Notes (other than through conversion or exchange of such funding into Capital Stock (other than Disqualified Stock) of BP I or BP II or any funding meeting the requirements of this definition) or the making of any such payment prior to the first anniversary of the Stated Maturity of the Senior Secured Notes is restricted by the 2007 UK Intercreditor Agreement, any Additional Intercreditor Agreement or another intercreditor agreement;

(2) does not (including upon the happening of any event) require, prior to the first anniversary of the Stated Maturity of the Senior Secured Notes, payment of cash interest, cash withholding amounts or other cash gross-ups, or any similar cash amounts or the making of any such payment prior to the first anniversary of the Stated Maturity of the Senior Secured Notes is restricted by the 2007 UK Intercreditor Agreement, any Additional Intercreditor Agreement or another intercreditor agreement;

(3) contains no change of control or similar provisions and does not accelerate and has no right to declare a default or event of default or take any enforcement action or otherwise require any cash payment (in each case, prior to the first anniversary of the Stated Maturity of the Senior Secured Notes) or the payment of any amount as a result of any such action or provision, or the exercise of any rights or enforcement action (in each case, prior to the first anniversary of the Stated Maturity of the Senior Secured Notes) is restricted by the 2007 UK Intercreditor Agreement, any Additional Intercreditor Agreement or another intercreditor agreement;

(4) does not provide for or require any security interest or encumbrance over any asset of BP I, BP II or any of their respective Subsidiaries;

(5) pursuant to its terms or pursuant to the 2007 UK Intercreditor Agreement, any Additional Intercreditor Agreement or another intercreditor agreement, is fully subordinated and junior in right of payment to the Senior Secured Notes pursuant to subordination, payment blockage and enforcement limitation terms which are customary in all material respects for similar funding or are no less favorable in any material respect to Holders than those contained in the 2007 UK Intercreditor Agreement as in effect on the Issue Date with respect to the “Senior Creditors” (as defined therein) in relation to “Parentco Debt” (as defined therein);

provided that any event or circumstance that results in such subordinated obligation ceasing to qualify as Subordinated Shareholder Funding, including it ceasing to be held by any direct or indirect parent, any

Affiliate of any direct or indirect parent or any Permitted Holder or any Affiliate thereof, shall constitute an Incurrence of such Indebtedness by BP I, BP II or such Restricted Subsidiary.

“Subsidiary” means, with respect to any Person, (1) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof and (2) any partnership, joint venture or limited liability company of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise and (y) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Substantially All” when used in relation to assets, means assets of the relevant entity or entities having a market value of at least 75% of the market value of all of the assets of such entity or entities at the date of the relevant transactions.

“Target” means SIG Combibloc Group AG (formerly SIG Holding AG), a company limited by shares incorporated in Switzerland registered in the Commercial Register of the Canton of Schaffhausen with the register number CH-290.3.004.149-2.

“Target Shares” means all of the registered shares of Target.

“Tax Distributions” means any distributions described in clause (12) of the covenant entitled “— Certain Covenants — Limitation on Restricted Payments.”

“Taxes” means all present and future taxes, levies, imposts, deductions, charges, duties and withholdings and any charges of a similar nature (including interest, penalties and other liabilities with respect thereto) that are imposed by any government or other taxing authority.

“TOO” means the Ordinance of the Swiss Takeover Board on Public Takeover Offers in effect until December 31, 2008 (SR 954.195.1).

“Total Assets” means the total combined consolidated assets of BP I, BP II and the Restricted Subsidiaries, as shown on the most recent combined balance sheet of BP I and BP II.

“Transactions” means the June 2007 Transactions, the Reynolds Transactions, the Evergreen Transactions, the Pactiv Transactions, the Reynolds Foodservice Transactions, the Dopaco Transactions and the Graham Packaging Transactions.

“Treasury Rate” (as determined by the Issuers) means, with respect to the Senior Secured Notes, as of any redemption date, the yield to maturity as of such date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the date the redemption notice is mailed (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to August 15, 2015; provided that if the period from the redemption date to such date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Officer” means any officer within the corporate trust department of the Trustee, including any managing director, vice president, senior associate or any other officer of the Trustee (1) who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject and (2) who shall have direct responsibility for the administration of the Senior Secured Notes Indenture.

“Trustee” means the party named as such in the Senior Secured Notes Indenture until a successor replaces it and, thereafter, means the successor.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of BP I or BP II that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of RGHL may designate any Subsidiary (other than any Issuer) of BP I or BP II (including any newly acquired or newly formed Subsidiary of BP I or BP II) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on any property of, BP I or BP II or any other Subsidiary of BP I or BP II that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that the Subsidiary to be so designated and its Subsidiaries do not at the time of designation have and do not thereafter Incur any Indebtedness pursuant to which the lender has recourse to any of the assets of BP I, BP II or any of the Restricted Subsidiaries; provided further, however, that either:

(a) the Subsidiary to be so designated has total consolidated assets of $1,000 or less; or

(b) if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under the covenant described under “— Certain Covenants — Limitation on Restricted Payments.”

The Board of Directors of each of the Issuers may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

(x) (1) BP I or BP II could Incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or (2) the Fixed Charge Coverage Ratio for BP I, BP II and its Restricted Subsidiaries would be greater than such ratio for BP I, BP II and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation; and

(y) no Event of Default shall have occurred and be continuing.

Any such designation by the Board of Directors of each of the Issuers shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of each of the Issuers giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“US Controlled Foreign Subsidiary” means any Person that (A)(i) is a Foreign Subsidiary and (ii) is a “controlled foreign corporation” within the meaning of Section 957(a) of the Code and the US Treasury Regulations thereunder or (B)(i) is a Domestic Subsidiary and (ii) has no material assets other than securities of one or more Foreign Subsidiaries (which are “controlled foreign corporations” within the meaning of Section 957(a) of the Code and the US Treasury Regulations thereunder) of such Domestic Subsidiary and indebtedness issued by such Foreign Subsidiaries.

“U.S. Dollar Equivalent” means with respect to any monetary amount in a currency other than U.S. Dollars, at any time for determination thereof by BP I, BP II or the Trustee, the amount of U.S. Dollars obtained by converting such currency other than U.S. Dollars involved in such computation into U.S. Dollars at the spot rate for the purchase of U.S. Dollars with the applicable foreign currency as published in The Wall Street Journal in the “Exchange Rates” column under the heading “Currency Trading” (or, if The Wall Street Journal is no longer published, or if such information is no longer available in The Wall Street Journal, such source as may be selected in good faith by BP I or BP II) on the date of such determination.

“US Proceeds Loans” means (a) the intercompany loan from the US Issuer I to Closure Systems International Holdings Inc., dated as of November 5, 2009 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the 2009 Notes, (b) the intercompany loan from the US Issuer I to Reynolds Group Holdings Inc., dated as of November 5, 2009 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the 2009 Notes, (c) the intercompany loan from the US Issuer I to Reynolds Group Holdings Inc., dated May 4, 2010 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the May 2010 Notes, (d) the intercompany loan from the US Issuer I to Reynolds Acquisition Corporation, dated November 16, 2010 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds of the October 2010 Senior Notes and the October 2010 Senior Secured Notes, (e) the intercompany loan from the US Issuer I to Pactiv Corporation, dated February 1, 2011 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the February 2011 Senior Secured Notes and the February 2011 Senior Notes and (f) the intercompany loan from the US Issuer I to BP I or one of its Subsidiaries, dated the Escrow Release Date (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the Senior Secured Notes and the Senior Notes.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing (1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by (2) the sum of all such payments.

“Wholly Owned Restricted Subsidiary” is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or other similar shares required pursuant to applicable law) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

DESCRIPTION OF THE AUGUST 2011 SENIOR NOTES

General

On August 9, 2011, RGHL US Escrow II LLC, a Delaware limited liability company (the “US LLC Escrow Issuer”), and RGHL US Escrow II Inc., a Delaware corporation (the “US Corporate Escrow Issuer” and, together with the US LLC Escrow Issuer, the “Escrow Issuers”), issued $1,000,000,000 aggregate principal amount of Senior Notes (the “Senior Notes”) pursuant to a Senior Notes Indenture (the “Senior Notes Indenture”), among themselves, The Bank of New York Mellon, as Trustee, Principal Paying Agent, Transfer Agent and Registrar, and The Bank of New York Mellon, London Branch, as Paying Agent. Proceeds of the offering were held in escrow until September 8, 2011. Upon the initial issuance of the Senior Notes, the Senior Notes were obligations of the Escrow Issuers, and were not obligations of Reynolds Group Issuer LLC, a Delaware limited liability company (the “U.S. Issuer I”), Reynolds Group Issuer Inc., a Delaware corporation (the “U.S. Issuer II” and, together with the U.S. Issuer I, the “U.S. Issuers”), Reynolds Group Issuer (Luxembourg) S.A., a company incorporated as a société anonyme (a public limited liability company) under the laws of Luxembourg (the “Luxembourg Issuer” and, together with the U.S. Issuers, the “Issuers”) or the Senior Note Guarantors (as defined below). On September 8, 2011, 2011, (i) the U.S. LLC Escrow Issuer merged with and into the U.S. Issuer I, with the U.S. Issuer I surviving the merger and assuming by operation of law the obligations of the U.S. LLC Escrow Issuer under the Senior Notes Indenture, the Senior Notes and the other applicable documents, (ii) the U.S. Corporate Escrow Issuer merged with and into the U.S. Issuer II, with the U.S. Issuer II surviving the merger and assuming by operation of law the obligations of the U.S. Corporate Escrow Issuer under the Senior Notes Indenture, the Senior Notes and the other applicable documents, and (iii) the Luxembourg Issuer assumed, on a joint and several basis with the US Issuers, the obligations of the Escrow Issuer under the Senior Notes Indenture, the Senior Notes and the other applicable documents.

The terms of the new Senior Notes are substantially identical to the terms of the old Senior Notes, except that the new Senior Notes are registered under the Securities Act and therefore will not contain restrictions on transfer or provisions relating to additional interest, bear a different CUSIP or ISIN number from the old Senior Notes and will not entitle their holders to registration rights. The new Senior Notes will otherwise be treated as the old Senior Notes for purposes of the Senior Notes Indenture.

The Senior Notes Indenture contains provisions that define your rights and govern the obligations of the Issuers under the Senior Notes. Copies of the Senior Notes Indenture and the Senior Notes are filed as exhibits to the registration statement of which this prospectus forms a part and will be made available to holders of the Senior Notes upon request. See “Where You Can Find More Information.”

Terms used in this “Description of the August 2011 Senior Notes” section and not otherwise defined have the meanings set forth in the section “— Certain Definitions.” As used in this “Description of the August 2011 Senior Notes” section, (1) “we”, “us” and “our” mean Beverage Packaging Holdings (Luxembourg) I S.A. (including any successor in interest thereto, “BP I”) and its Subsidiaries (including the Issuers) and (2) “RGHL” refers only to Reynolds Group Holdings Limited (including any successor in interest thereto). For all purposes of the Senior Notes Indenture and this “Description of the August 2011 Senior Notes,” references to an entity shall be to it and to any successor in interest thereto. Any reference to “Senior Notes” in this “Description of the August 2011 Senior Notes” refers to the new Senior Notes and any old Senior Notes that are not exchanged in the exchange offer.

The Senior Notes, the Senior Secured Notes, and the Indebtedness incurred under the Senior Secured Credit Facilities in connection with the Graham Packaging Acquisition were incurred pursuant to the fixed charge coverage ratio incurrence test, or applicable baskets provided for, under the February 2011 Senior Indenture, the February 2011 Senior Secured Indenture, the October 2010 Senior Indenture, the October 2010 Senior Secured Indenture, the May 2010 Indenture, the 2009 Indenture, the 2007 Senior Note Indenture and the 2007 Senior Subordinated Note Indenture. The Indebtedness incurred under the Senior Secured Credit Facilities, the 2009 Notes, the October 2010 Senior Secured Notes and the February 2011 Senior Secured Notes and the Senior Secured Notes is classified as “First Lien Obligations” under the 2009 Indenture, the

October 2010 Senior Secured Indenture and the February 2011 Senior Secured Indenture, “First Priority Lien Obligations” under the 2007 Senior Note Indenture and the 2007 Senior Subordinated Note Indenture and “Secured Indebtedness” under the May 2010 Indenture, the October 2010 Senior Indenture and the February 2011 Senior Indenture. The Senior Notes are classified as “Senior Indebtedness” under the February 2012 Indenture, February 2011 Senior Secured Indenture, the February 2011 Senior Indenture, October 2010 Senior Secured Indenture, the October 2010 Senior Indenture, the May 2010 Indenture, the 2009 Indenture, the 2007 Senior Note Indenture and the 2007 Senior Subordinated Note Indenture. For a description of the Senior Secured Credit Facilities and certain of our other indebtedness, see “Description of Certain Other Indebtedness and Intercreditor Agreements,” and for a description of the Senior Secured Notes, see “Description of the August 2011 Senior Secured Notes.”

Brief Description of the Senior Notes and the Senior Note Guarantees

The Senior Notes are general senior obligations of the Issuers and:

•	are the joint and several obligations of the Issuers;

•	rank pari passu in right of payment with all existing and future Senior Indebtedness of the Issuers, including the Senior Secured Notes, the Senior Secured Credit Facilities, the February 2012 Notes, the February 2011 Senior Secured Notes, the February 2011 Senior Notes, the October 2010 Senior Secured Notes, the October 2010 Senior Notes, the May 2010 Notes, the 2009 Notes and the 2007 Senior Notes;

•	are effectively subordinated to any Secured Indebtedness of the Issuers to the extent of the value of the assets securing such Indebtedness;

•	are senior in right of payment to any existing and future Subordinated Indebtedness of the Issuers, including the Issuers’ guarantees of the 2007 Senior Subordinated Notes;

•	are not guaranteed by BP II, a finance Subsidiary of RGHL, and are therefore effectively subordinated to all claims that holders of 2007 Senior Notes and 2007 Senior Subordinated Notes may have against the assets of BP II; and

•	are subordinated to all claims of creditors, including trade creditors, and claims of preferred stockholders (if any) of each of the Subsidiaries of RGHL (including BP II) that is not a Senior Note Guarantor.

The Senior Note Guarantees are general senior obligations of each Senior Note Guarantor and:

•	rank pari passu in right of payment with all existing and future Senior Indebtedness of such Senior Note Guarantor;

•	are effectively subordinated to any Secured Indebtedness of such Senior Note Guarantor (including Indebtedness of such Senior Note Guarantor outstanding under, or with respect to its guarantee of, the Senior Secured Credit Facilities, the Senior Secured Notes, the February 2011 Senior Secured Notes, the October 2010 Senior Secured Notes, the 2009 Notes, the 2007 Senior Notes and the 2007 Senior Subordinated Notes) to the extent of the value of the assets securing such Indebtedness; and

•	are senior in right of payment to any Subordinated Indebtedness of such Senior Note Guarantor, including, subject to the discussion below (see “— Ranking”), such Senior Note Guarantor’s guarantee of the 2007 Senior Subordinated Notes; and

•	are subject to registration with the SEC pursuant to the Senior Notes Registration Rights Agreement.

Principal, Maturity and Interest

The Issuers issued an aggregate principal amount of $1,000,000,000 of Senior Notes. The Issuers may issue additional Senior Notes, from time to time (“Additional Senior Notes”). Any offering of Additional Senior Notes is subject to the covenants described below under the caption “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Liens.” The Senior Notes and any Additional Senior Notes subsequently issued under the Senior Notes Indenture will be treated as a single class for all purposes under the Senior Notes Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Senior Notes Indenture and this “Description of the August 2011 Senior Notes,” references to the Senior Notes include any Additional Senior Notes actually issued.

The Senior Notes will mature on August 15, 2019. Each Senior Note bears interest at 9.875% per annum, payable semi-annually in arrears to holders of record at the close of business on February 1 or August 1 immediately preceding the interest payment date on February 15 and August 15 of each year, commencing February 15, 2012. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

The Senior Notes are issued only in fully registered form, without coupons, in minimum denominations of $100,000 and any integral multiple of $1,000 in excess thereof.

No service charge will be made for any registration of transfer or exchange of Senior Notes, but the Issuers may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith. Principal of, premium, if any, and interest (including additional interest, if any) on the Senior Notes will be payable, and the Senior Notes may be exchanged or transferred, at the office or agency designated by the Issuers (which initially shall be the principal corporate trust office of the Paying Agent).

Paying Agent and Registrar for the Senior Notes

The Issuers maintain a paying agent for the Senior Notes in New York, NY. The Issuers have undertaken under the Senior Notes Indenture that they will ensure, to the extent practicable and permitted by law, that they maintain a paying agent in a European Union member state that will not be obliged to withhold or deduct tax pursuant to the European Union Directive 2003/48/EC regarding the taxation of savings income (the “Directive”) and currently intend to maintain a paying agent in London, England. The initial Paying Agent is The Bank of New York Mellon, in New York (the “Paying Agent”).

The Issuers maintain one or more registrars (each, a “Registrar”) and a transfer agent in New York, NY. The initial Registrar is The Bank of New York Mellon. The initial transfer agent is The Bank of New York Mellon, in New York. The Registrar maintains a register outside the United Kingdom reflecting ownership of Definitive Registered Senior Notes outstanding from time to time and the transfer agent in New York facilitates transfers of Definitive Registered Senior Notes on behalf of the Issuers. The transfer agent performs the functions of a transfer agent.

The Issuers may change any Paying Agent, Registrar or transfer agent for the Senior Notes without prior notice to the noteholders. BP I or any of its Subsidiaries may act as Paying Agent (other than with respect to Global Senior Notes) or Registrar subject to the requirement to maintain a paying agent in a European Union member state that will not be obliged to withhold or deduct tax pursuant to the Directive.

Upon written request from the Luxembourg Issuer, the Registrar shall provide the Luxembourg Issuer with a copy of the register to enable it to maintain a register of the Senior Notes at its registered office.

Optional Redemption

In addition to the optional redemption for taxation reasons as described below, on or after August 15, 2015, the Issuers may redeem the Senior Notes at their option, in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address (or otherwise delivered in accordance with applicable DTC procedures), at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on August 15 of the years set forth below. Without limiting the Issuers’ obligations under the Senior Notes Indenture, the Issuers may provide in such notice that payment of the redemption price and the performance of the Issuers’ obligations with respect to such redemption may be performed by another Person.

Redemption
Period	Price

2015	104.938%
2016	102.469%
2017 and thereafter	100.000%

In addition, at any time and from time to time prior to August 15, 2015, the Issuers may redeem the Senior Notes at their option, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address (or otherwise delivered in accordance with applicable DTC procedures), at a redemption price equal to 100% of the principal amount of the Senior Notes redeemed plus the Applicable Premium (as calculated by the Issuers or on behalf of the Issuers by such person as the Issuers shall designate) as of, and accrued and unpaid interest and additional interest, if any, to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). Without limiting the Issuers’ obligations under the Senior Notes Indenture, the Issuers may provide in such notice that payment of the redemption price and the performance of the Issuers’ obligations with respect to such redemption may be performed by another Person.

Notwithstanding the foregoing, at any time and from time to time prior to August 15, 2014, the Issuers may at their option redeem in the aggregate up to 35% of the original aggregate principal amount of the Senior Notes (calculated after giving effect to any issuance of any Additional Senior Notes) with the net cash proceeds of one or more Equity Offerings (1) by BP I or (2) any direct or indirect parent of BP I, in each case to the extent the net cash proceeds thereof are contributed to the common equity capital of BP I or any of its Subsidiaries or used to purchase Capital Stock (other than Disqualified Stock) of any such entity from it, at a redemption price (expressed as a percentage of principal amount thereof) of 109.875%, plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least 65% of the original aggregate principal amount of the Senior Notes (calculated after giving effect to any issuance of any Additional Senior Notes) remain outstanding after each such redemption; provided further, however, that such redemption shall occur within 90 days after the date on which any such Equity Offering is consummated upon not less than 30 nor more than 60 days’ notice mailed to each holder of Senior Notes being redeemed and otherwise in accordance with the procedures set forth in the Senior Notes Indenture.

Notice of any redemption upon any Equity Offering may be given prior to the completion thereof, and any such redemption or notice may, at the Issuers’ discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering. Without limiting the Issuers’ obligations under the Senior Notes Indenture, the Issuers may provide in such notice that payment of the redemption price and the performance of the Issuers’ obligations with respect to such redemption may be performed by another Person.

Selection and Notice

If less than all of the Senior Notes are to be redeemed or are required to be repurchased at any time, the Trustee will select Senior Notes for redemption or repurchase on a pro rata basis, to the extent practicable and in compliance with the requirements of DTC and any stock exchange on which the applicable Senior Notes are then admitted to trading; provided, however, that no Senior Note of $100,000 in aggregate principal amount or less, or other than in an integral multiple of $1,000 in excess thereof, shall be redeemed in part.

If any Senior Note is to be redeemed in part only, the notice of redemption that relates to that Senior Note shall state the portion of the principal amount thereof to be redeemed. In the case of a Definitive Registered Senior Note, a new Senior Note in currency and in principal amount equal to the unredeemed portion of the original Senior Note will be issued in the name of the noteholder thereof upon cancellation of the original Senior Note. In the case of a Global Senior Note, an appropriate notation will be made on such Senior Note to decrease the principal amount thereof to an amount equal to the unredeemed portion thereof. Subject to the terms of the applicable redemption notice, Senior Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Senior Notes or portions of them called for redemption.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Issuers are not required to make any mandatory redemption or sinking fund payments with respect to the Senior Notes. However, under certain circumstances, the Issuers may be required to offer to purchase Senior Notes as described under the captions “— Change of Control” and “— Certain Covenants — Asset Sales.” We and our affiliates may at any time and from time to time purchase Senior Notes in the open market or otherwise.

Redemption for Taxation Reasons

The Issuers may redeem the Senior Notes, at their option, in whole, but not in part, at any time upon giving not less than 30 nor more than 60 days’ prior notice (which notice will be irrevocable) to the noteholders mailed by first-class mail to each holder’s registered address (or otherwise delivered in accordance with applicable DTC procedures) at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest and additional interest, if any, to the date fixed for redemption (a “Tax Redemption Date”) (subject to the right of noteholders of record on the relevant record date to receive interest due on the relevant interest payment date) and all Additional Amounts (as defined under “— Withholding Taxes” below), if any, then due or that will become due on the Tax Redemption Date as a result of the redemption or otherwise, if any, if the Issuers determine in good faith that, as a result of:

(1) any change in, or amendment to, the law or treaties (or any regulations, protocols or rulings promulgated thereunder) of a Relevant Taxing Jurisdiction (as defined under “— Withholding Taxes” below) affecting taxation; or

(2) any change in official position regarding the application, administration or interpretation of such laws, treaties, protocols, regulations or rulings (including a holding, judgment or order by a government agency or court of competent jurisdiction) (each of the foregoing in clauses (1) and (2), a “Change in Tax Law”), any Payor (as defined under “— Withholding Taxes” below), with respect to the Senior Notes or a Senior Note Guarantee is, or on the next date on which any amount would be payable in respect of the Senior Notes would be, required to pay any Additional Amounts, and such obligation cannot be avoided by taking reasonable measures available to such Payor (including the appointment of a new Paying Agent or, where such payment would be reasonable, the payment through another Payor); provided that no Payor shall be required to take any measures that in the Issuers’ good-faith determination would result in the imposition on such person of any legal or regulatory burden or the incurrence by such person of additional costs, or would otherwise result in any adverse consequences to such person.

In the case of any Payor, the Change in Tax Law must be announced or become effective on or after the date of the Prospectus. Notwithstanding the foregoing, no such notice of redemption will be given earlier than 90 days prior to the earliest date on which the Payor would be obliged to make such payment of Additional Amounts. Prior to the publication, mailing or delivery of any notice of redemption of the Senior Notes pursuant to the foregoing, the Issuers will deliver to the Trustee (a) an Officers’ Certificate stating that they are entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to their right so to redeem have been satisfied and (b) an opinion of an independent tax counsel of recognized standing to the effect that the Payor would be obligated to pay Additional Amounts as a result of a Change in Tax Law. The Trustee will accept such Officers’ Certificate and opinion as sufficient evidence of the satisfaction of the conditions precedent described above, in which event it will be conclusive and binding on the noteholders.

Subject to the terms of the applicable redemption notice, Senior Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Senior Notes or portions of them called for redemption.

The foregoing provisions will apply mutatis mutandis to the laws and official positions of any jurisdiction in which any successor to a Payor is organized or otherwise considered to be a resident for tax purposes or any political subdivision or taxing authority or agency thereof or therein. The foregoing provisions will survive any termination, defeasance or discharge of the Senior Notes Indenture.

Withholding Taxes

All payments made by any Issuer or any Senior Note Guarantor or any successor in interest to any of the foregoing (each, a “Payor”) on or with respect to the Senior Notes or any Senior Note Guarantee will be made without withholding or deduction for, or on account of, any Taxes unless such withholding or deduction is required by law; provided, however, that a Payor, in any case, may withhold from any interest payment made on the Senior Notes to or for the benefit of any person who is not a “United States person,” as such term is defined for U.S. federal income tax purposes, U.S. federal withholding tax, and pay such withheld amounts to the Internal Revenue Service, unless such person provides documentation to such Payor such that an exemption from U.S. federal withholding tax would apply to such payment if interest on the Senior Notes were treated as income from sources within the U.S. for U.S. federal income tax purposes. If any deduction or withholding for, or on account of, any Taxes imposed or levied by or on behalf of:

(1) any jurisdiction (other than the United States or any political subdivision or governmental authority thereof or therein having power to tax) from or through which payment on the Senior Notes or any Senior Note Guarantee is made by such Payor, or any political subdivision or governmental authority thereof or therein having the power to tax; or

(2) any other jurisdiction (other than the United States or any political subdivision or governmental authority thereof or therein having the power to tax) in which a Payor that actually makes a payment on the Senior Notes or its Senior Note Guarantee is organized or otherwise considered to be a resident for tax purposes, or any political subdivision or governmental authority thereof or therein having the power to tax,

(each of clause (1) and (2), a “Relevant Taxing Jurisdiction”), will at any time be required from any payments made with respect to the Senior Notes or any Senior Note Guarantee, including payments of principal, redemption price, interest or premium, if any, the Payor will pay (together with such payments) such additional amounts (the “Additional Amounts”) as may be necessary in order that the net amounts received in respect of such payments by the noteholders or the Trustee, as the case may be, after such withholding or deduction (including any such deduction or withholding from such Additional Amounts), will not be less than the amounts that would have been received in respect of such payments on the Senior Notes or the Senior Note Guarantees in the absence of such withholding or deduction; provided, however, that no such Additional Amounts will be payable for or on account of:

(1) any Taxes that would not have been so imposed or levied but for the existence of any present or former connection between the relevant noteholder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, the relevant noteholder, if such noteholder is an estate, nominee, trust, partnership, limited liability company or corporation) and the Relevant Taxing Jurisdiction (including being a citizen or resident or national of, or carrying on a business or maintaining a permanent establishment in, or being physically present in, the Relevant Taxing Jurisdiction) but excluding, in each case, any connection arising solely from the acquisition, ownership or holding of such Senior Note or the receipt of any payment in respect thereof;

(2) any Taxes that would not have been so imposed or levied if the holder of the Senior Note had complied with a reasonable request in writing of the Payor (such request being made at a time that would enable such holder acting reasonably to comply with that request) to make a declaration of nonresidence or any other claim or filing or satisfy any certification, information or reporting requirement for exemption from, or reduction in the rate of, withholding to which it is entitled (provided that such declaration of nonresidence or other claim, filing or requirement is required by the applicable law, treaty, regulation or administrative practice of the Relevant Taxing Jurisdiction as a precondition to exemption from the requirement to deduct or withhold all or a part of any such Taxes);

(3) any Taxes that are payable otherwise than by withholding from a payment of the principal of, premium, if any, or interest under the Senior Notes or any Senior Note Guarantee;

(4) any estate, inheritance, gift, sales, excise, transfer, personal property or similar tax, assessment or other governmental charge;

(5) any Taxes that are required to be deducted or withheld on a payment pursuant to the Directive or any law implementing, or introduced in order to conform to, the Directive;

(6) except in the case of the liquidation, dissolution or winding up of the Payor, any Taxes imposed in connection with a Senior Note presented for payment by or on behalf of a noteholder or beneficial owner who would have been able to avoid such Tax by presenting the relevant Senior Note to, or otherwise accepting payment from, another paying agent in a member state of the European Union; or

(7) any combination of the above.

Such Additional Amounts will also not be payable (x) if the payment could have been made without such deduction or withholding if the beneficiary of the payment had presented the Senior Note for payment (where presentation is required) within 30 days after the relevant payment was first made available for payment to the noteholder or (y) where, had the beneficial owner of the Senior Note been the holder of the Senior Note, such beneficial owner would not have been entitled to payment of Additional Amounts by reason of any of clauses (1) to (7) inclusive above.

The Payor will (i) make any required withholding or deduction and (ii) remit the full amount deducted or withheld to the relevant taxing authority of the Relevant Taxing Jurisdiction in accordance with applicable law. Upon request, the Payor will use all reasonable efforts to obtain certified copies of tax receipts evidencing the payment of any Taxes so deducted or withheld from each relevant taxing authority of each Relevant Taxing Jurisdiction imposing such Taxes and will provide such certified copies to the Trustee. If, notwithstanding the efforts of such Payor to obtain such receipts, the same are not obtainable, such Payor will provide the Trustee with other evidence reasonably satisfactory to the applicable Holder.

If any Payor will be obligated to pay Additional Amounts under or with respect to any payment made on the Senior Notes, at least 30 days prior to the date of such payment, the Payor will deliver to the Trustee an Officers’ Certificate stating the fact that Additional Amounts will be payable and the amount so payable and such other information necessary to enable the Paying Agent to pay Additional Amounts to noteholders on the relevant payment date (unless such obligation to pay Additional Amounts arises less than 45 days prior to the relevant payment date, in which case the Payor shall deliver such Officers’ Certificate and such other information as promptly as practicable after the date that is 30 days prior to the payment date, but no less than five (5) Business Days prior thereto, and otherwise in accordance with the requirements of DTC).

Wherever in the Senior Notes Indenture, the Senior Notes, any Senior Note Guarantee or this “Description of the August 2011 Senior Notes” there is mentioned, in any context:

(1) the payment of principal,

(2) redemption prices or purchase prices in connection with a redemption or purchase of Senior Notes,

(3) interest, or

(4) any other amount payable on or with respect to any of the Senior Notes or any Senior Note Guarantee,

such reference shall be deemed to include payment of Additional Amounts as described under this heading to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The Payor will pay any present or future stamp, court or documentary Taxes, or any other excise, property or similar Taxes, charges or levies that arise in any jurisdiction from the execution, delivery, registration or enforcement of any Senior Notes, the Senior Notes Indenture, or any other document or instrument in relation thereto (other than a transfer of the Senior Notes) excluding any such Taxes, charges or similar levies imposed by any jurisdiction that is not a Relevant Taxing Jurisdiction, and the Payor agrees to indemnify the noteholders and the Trustee for any such Taxes paid by such noteholders. The foregoing obligations will survive any termination, defeasance or discharge of the Senior Notes Indenture and will apply mutatis mutandis to any jurisdiction in which any successor to a Payor is organized or otherwise considered to be a resident for Tax purposes or any political subdivision or taxing authority or agency thereof or therein.

Agreed Tax Treatment

The Issuers agree, and by acquiring an interest in the Senior Notes each beneficial owner of a Senior Note agrees, to treat for U.S. federal income tax purposes the Senior Notes as debt of the sole owner of the US Issuer I and interest payments on the Senior Notes as U.S. source interest; provided, however, that this agreement shall cease to apply if the Issuers (i) determine, after taking action that is permissible under the Senior Notes Indenture, that the aforementioned allocation of debt and interest payments is no longer accurate as a result of the changed circumstances, and (ii) promptly notify holders of such determination by sending first-class mail to each holder’s registered address (or otherwise completing delivery in accordance with applicable DTC procedures). Notwithstanding the foregoing, any Issuer or any other Payor may withhold from any interest payment made on any Senior Note to or for the benefit of any person who is not a “United States person,” as such term is defined for U.S. federal income tax purposes, U.S. federal withholding tax, and pay such withheld amounts to the Internal Revenue Service, unless such person provides documentation to such Issuer or other Payor such that an exemption from U.S. federal withholding tax would apply to such payment if interest on such Senior Note were treated as income from sources within the U.S. for U.S. federal income tax purposes.

Ranking

The indebtedness evidenced by the Senior Notes is Senior Indebtedness of the Issuers, is equal in right of payment to all existing and future Senior Indebtedness of the Issuers and is senior in right of payment to all existing and future Subordinated Indebtedness of the Issuers.

The Indebtedness evidenced by the Senior Note Guarantees is Senior Indebtedness of each Senior Note Guarantor, is equal in right of payment to all existing and future Senior Indebtedness of such Senior Note Guarantor and is senior in right of payment to all existing and future Subordinated Indebtedness of such Senior Note Guarantor. BP II, the issuer of the 2007 Senior Notes and the 2007 Senior Subordinated Notes, has not guaranteed and will not guarantee the Senior Notes.

As described in further detail below, in a liquidation, dissolution or bankruptcy of any of the Issuers or the Senior Note Guarantors, holders of Senior Notes and Senior Note Guarantees will be entitled to receive payment in full of the Senior Notes and Senior Note Guarantees before holders of the guarantees of the 2007 Senior Subordinated Notes are entitled to receive any payment (other than certain permitted junior securities) in respect of such guarantees. However, the Senior Notes and Senior Note Guarantees do not constitute “Designated Senior Indebtedness” for purposes of the 2007 Senior Subordinated Indenture and, among other things, do not have the benefits of delivering payment blockage notices or enforcing the turnover provisions in the indenture governing the 2007 Senior Subordinated Notes.

At December 31, 2011, on a pro forma basis after giving effect to the 2012 Refinancing Transactions (as defined in “The Transactions”):

(1) RGHL and its Subsidiaries had an aggregate principal amount of $11,518 million of Indebtedness secured by any Lien outstanding. RGHL and its Subsidiaries would have had $35 million and €63 million of availability under the revolving credit facility under the Senior Secured Credit Facilities and the ability to incur up to €62 million of Secured Indebtedness under Local Facilities; and

(2) RGHL and its Subsidiaries had an aggregate principal amount of $17,516 million of unsubordinated Indebtedness outstanding (whether secured or unsecured) consisting of amounts outstanding under the Senior Secured Credit Facilities, the August 2011 Senior Notes (including the Senior Note Guarantees with respect thereto), the February 2012 Notes (including the guarantees with respect thereto) the Senior Secured Notes (including the Senior Secured Note Guarantees with respect thereto), the February 2011 Senior Secured Notes (including the guarantees with respect thereto), the February 2011 Senior Notes (including the guarantees with respect thereto), the October 2010 Senior Secured Notes (including the guarantees with respect thereto), the October 2010 Senior Notes (including the guarantees with respect thereto), the May 2010 Notes (including the guarantees with respect thereto), the 2009 Notes (including the guarantees with respect thereto) and the 2007 Senior Notes (including the guarantees with respect thereto), Pactiv’s outstanding indebtedness, the Local Facilities and certain other local overdraft and local working capital facilities.

In addition, at December 31, 2011, on a pro forma basis after giving effect to the 2012 Refinancing Transactions, RGHL and its Subsidiaries had an aggregate of $568 million of Subordinated Indebtedness outstanding consisting of the 2007 Senior Subordinated Notes (including the guarantees with respect thereto). In addition, RGHL and its Subsidiaries had $25 million of indebtedness outstanding under Local Facilities.

Although the Senior Notes Indenture limits the Incurrence of Indebtedness by BP I, BP II and any Restricted Subsidiaries and the issuance of Disqualified Stock and Preferred Stock by the Issuers and any other Restricted Subsidiaries, such limitation is subject to a number of significant qualifications and exceptions. Under certain circumstances, BP II and BP I and their respective Subsidiaries (including the Issuers) may be able to Incur substantial amounts of additional Indebtedness. Such Indebtedness may be Secured Indebtedness that has a prior claim to the Senior Notes on the assets securing such Indebtedness. The covenants do not limit the amount of Indebtedness that RGHL may incur. See “— Certain Covenants —

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Liens.”

The Senior Notes and Senior Note Guarantees constitute “Senior Indebtedness” for purposes of the 2007 Senior Subordinated Indenture and, as such, in a liquidation, dissolution or bankruptcy of the Issuers or the Senior Note Guarantors, holders of Senior Notes and Senior Note Guarantees will be entitled to receive payment in full of the Senior Notes and Senior Note Guarantees before holders of the guarantees of the 2007 Senior Subordinated Notes are entitled to receive any payment (other than certain permitted junior securities) in respect of such guarantees. However, the Senior Notes and Senior Note Guarantees do not constitute “Designated Senior Indebtedness” for purposes of the 2007 Senior Subordinated Indenture, as do the February 2011 Senior Secured Notes, the October 2010 Senior Secured Notes, the 2009 Notes, the Senior Secured Credit Facilities and the 2007 Senior Notes, and as will the Senior Secured Notes, and holders thereof have more rights than the holders of Senior Notes. Thus, holders of Senior Notes and Senior Note Guarantees are not entitled to the benefit of certain provisions in the 2007 Senior Subordinated Indenture relating to the subordination of the 2007 Senior Subordinated Notes that provide rights only to holders of Designated Senior Indebtedness (as defined in the 2007 Senior Subordinated Indenture), not Senior Indebtedness. Specifically, holders of Designated Senior Indebtedness are granted, among other rights, the benefit of (i) “standstill periods,” during which no enforcement action may be taken in respect of the 2007 Senior Subordinated Notes until holders of Designated Senior Indebtedness have taken actions to enforce certain claims under their Indebtedness, (ii) “payment blockages,” which prevent payments from being made in respect of the 2007 Senior Subordinated Notes while certain events of default under the Designated Senior Indebtedness have occurred and are continuing and (iii) “turnover provisions,” which require the trustee of the 2007 Senior Subordinated Notes to pay over to holders of Designated Senior Indebtedness certain amounts that it has received in respect of the 2007 Senior Subordinated Notes. Because the Senior Notes do not constitute Designated Senior Indebtedness for purposes of the 2007 Senior Subordinated Indenture, holders are not entitled to these and other rights in favor of only Designated Senior Indebtedness. Accordingly, the Senior Notes do not have a contractual right to stop payments by the Issuers and Senior Note Guarantors in respect of the 2007 Senior Subordinated Notes, and holders of Senior Notes may recover less than holders of Designated Senior Indebtedness as a result thereof.

The Senior Notes and Senior Note Guarantees rank pari passu in right of payment with the guarantees of the 2007 Senior Notes, the 2009 Notes (and related guarantees), the May 2010 Notes (and related guarantees), the October 2010 Senior Secured Notes (and related guarantees), the October 2010 Senior Notes (and related guarantees), the February 2011 Senior Secured Notes (and related guarantees), the February 2011 Senior Notes (and related guarantees), the Senior Secured Notes (and related guarantees) and the Senior Secured Credit Facilities (and related guarantees). However, due to a contractual subordination agreement between holders of the 2007 Senior Notes on the one hand, and holders of the 2009 Notes, the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes and the Senior Secured Credit Facilities on the other hand, which the holders of the Senior Secured Notes join, the guarantees of the 2007 Senior Notes rank junior in right of payment to the 2009 Notes, the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes and the Senior Secured Credit Facilities (and their respective guarantees) and rank junior in right of payment to the Senior Secured Notes (and their guarantees).

Therefore, in the event that any Issuer or a Senior Note Guarantor becomes a debtor in a United States bankruptcy case and claims under the 2007 Senior Notes, the 2009 Notes, the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes, the Senior Secured Notes and the Senior Secured Credit Facilities are not fully secured, claims of holders of Senior Notes and Senior Note Guarantees will rank pari passu in right of payment with the unsecured portion of claims of holders of the guarantees of the 2007 Senior Notes, the 2009 Notes (and related guarantees), the October 2010 Senior Secured Notes (and related guarantees), the February 2011 Senior Secured Notes (and related guarantees), the Senior Secured Notes (and related guarantees) and the Senior Secured Credit Facilities (and related guarantees), even though claims under the guarantees of the 2007 Senior Notes will rank junior in right of payment to claims under the 2009 Notes, the February 2011 Senior Secured Notes, the October 2010 Senior Secured Notes, the Senior Secured Notes

and the Senior Secured Credit Facilities (and their respective guarantees). In addition, in such an event, we expect that claims of holders of Senior Notes and Senior Note Guarantees will be senior in right of payment to the claims of holders of the guarantees of the 2007 Senior Subordinated Notes, such that holders of Senior Notes and Senior Note Guarantees, together with holders of any other “Senior Indebtedness” for purposes of the 2007 Senior Subordinated Indenture, will be entitled to receive payment in full of such “Senior Indebtedness” before holders of the guarantees of the 2007 Senior Subordinated Notes are entitled to receive any payment (other than certain permitted junior securities) in respect of such guarantees. However, because of the differences in the rights of the holders of the Senior Notes and the holders of Designated Senior Indebtedness, there can be no guarantee that a bankruptcy court would enforce the contractual subordination of the 2007 Subordinated Notes in favor of the Senior Notes in the same manner as the contractual subordination of the 2007 Subordinated Notes in favor of the 2007 Senior Notes, the 2009 Notes, the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes, the Senior Secured Notes and the Senior Secured Credit Facilities under such circumstances, and you may therefore recover less in a bankruptcy than if the Senior Notes and Senior Note Guarantees constituted Designated Senior Indebtedness for purposes of the 2007 Senior Subordinated Indenture. In addition, bankruptcy laws in the foreign jurisdictions in which we conduct business differ from those of the United States, and we cannot predict how a bankruptcy court in any such jurisdiction would treat such a circumstance. For more information, see “Certain Insolvency and Other Local Law Considerations.”

The US Issuer I is a finance company with no operations of its own, and its only material assets are the US Proceeds Loans. The US Issuer II is a finance company with no operations of its own, and no material assets. The Luxembourg Issuer is a finance company with no operations of its own, and its only material assets are the Luxembourg Proceeds Loans. Substantially all of the operations of RGHL are conducted through RGHL’s Subsidiaries. Unless a Subsidiary is a Senior Note Guarantor or one of the Issuers, claims of creditors of such Subsidiary, including trade creditors, and claims of preferred stockholders (if any) of such Subsidiary generally will have priority with respect to the assets and earnings of such Subsidiary over the claims of creditors of the Senior Note Guarantors, including holders of the Senior Notes. The Senior Notes, therefore, are effectively subordinated to creditors (including trade creditors) and preferred stockholders (if any) of Subsidiaries of RGHL that are not one of the Issuers or the Senior Note Guarantors (including BP II, which is a finance company). As of December 31, 2011, our various subsidiaries that are not one of the Issuers, the issuer of the 2007 Notes, or Senior Note Guarantors had no more than approximately $10 million of long-term debt (on a consolidated basis and excluding intercompany loan transactions) and $1,577 million of total assets. See “Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes. — Not all of our subsidiaries guarantee the notes, and the notes and the guarantees of the notes will be structurally subordinated to all of the claims of creditors of those non-guarantor subsidiaries.”

Senior Note Guarantees

Each of the Senior Note Guarantors jointly and severally, irrevocably and unconditionally guarantees on a senior basis the performance and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of the Issuers under the Senior Notes Indenture and the Senior Notes, whether for payment of principal of, premium, if any, or interest on the Senior Notes, expenses, indemnification or otherwise (all such obligations guaranteed by such Senior Note Guarantors and by any of RGHL’s Subsidiaries that subsequently become Senior Note Guarantors being herein called the “Guaranteed Obligations”), subject to limitations imposed by applicable local law and certain other limitations imposed by the terms of such guarantees; provided, however, that in no event shall a US Controlled Foreign Subsidiary be required to guarantee the Guaranteed Obligations. The entities that are Senior Note Guarantors based on the guarantees provided with respect to the Senior Secured Credit Facilities, the 2007 Notes, the 2009 Notes, the May 2010 Notes, the October 2010 Senior Secured Notes, the October 2010 Senior Notes, the February 2011 Senior Secured Notes, the February 2011 Senior Notes and the February 2012 Notes include entities organized in the following jurisdictions: Australia, Austria, Brazil, British Virgin Islands, Canada, Costa Rica, Germany, Guernsey, Hong Kong, Hungary, Japan, Luxembourg, Mexico, the Netherlands, New Zealand, Switzerland, Thailand, the United States and the United Kingdom. The Senior Note Guarantees are subject to a variety of local laws that may limit or void the Senior Note Guarantees and certain other limits imposed under the terms of such Senior Note Guarantees. For a description of such limitations and the risks associated with the Senior Note Guarantees, see

•	“Risk Factors — Risks Related to Our Structure, the Collateral, the Guarantees and the Notes — Fraudulent conveyance laws and other limitations on the enforceability of the notes, the guarantees and, as applicable, the related security, may adversely affect the validity and enforceability of the notes, the guarantees and, as applicable, the related security;”

•	“Risk Factors — Risks Related to Our Structure, the Collateral, the Guarantees and the Notes — Insolvency laws could limit your ability to enforce your rights under the notes, the guarantees and, in the case of the senior secured notes, the security;”

•	“Risk Factors — Risks Related to Our Structure, the Collateral, the Guarantees and the Notes— You may be unable to enforce judgments obtained in the United States and foreign courts against us, certain of the guarantors or our or their respective directors and executive officers;”

•	“Risk Factors — Risks Related to Our Structure, the Collateral, the Guarantees and the Notes— You may be unable to enforce judgments obtained in the United States and foreign courts against us, certain of the guarantors or our or their respective directors and executive officers;”

•	“Risk Factors — Risks Related to Our Structure, the Guarantees and the Notes — Non-U.S. subsidiaries of our U.S. subsidiaries have not and will not guarantee notes, and the notes have only been secured by a limited pledge of certain of such foreign subsidiaries’ capital stock, with no pledge of the assets of any non-U.S. subsidiaries of our U.S. subsidiaries;” and

•	“Certain Insolvency and Other Local Law Considerations.”

In addition, any future guarantor of the Senior Secured Credit Facilities, any other Credit Agreement or Public Debt of BP I, BP II or their respective Subsidiaries are only required to provide Senior Note Guarantees as required by the covenant under “— Certain Covenants — Future Senior Note Guarantors.” Accordingly, in the future, other Indebtedness, including under the Senior Secured Credit Facilities, the Senior Secured Notes, the February 2012 Notes, the February 2011 Senior Secured Notes, the February 2011 Senior Notes, the October 2010 Senior Secured Notes, the October 2010 Senior Notes, the May 2010 Notes, the 2009 Notes, the 2007 Senior Notes and the 2007 Senior Subordinated Notes could have the benefit of guarantees that are not also provided in favor of the Senior Notes. See “— Ranking.”

Such Senior Note Guarantors and any of RGHL’s Subsidiaries that subsequently become Senior Note Guarantors have agreed to pay, subject to limitations imposed by applicable local law and certain other limitations, in addition to the amount stated above, any and all expenses (including reasonable counsel fees and expenses) incurred by the Trustee or the holders in enforcing any rights under the Senior Note Guarantees.

Each Senior Note Guarantee is a continuing guarantee and shall, subject to the next paragraph:

(1) remain in full force and effect until payment in full of all the Guaranteed Obligations;

(2) be binding upon each such Senior Note Guarantor and its successors; and

(3) inure to the benefit of and be enforceable by the Trustee, the holders and their successors, transferees and assigns.

Release of Senior Note Guarantees

A Senior Note Guarantee of a Senior Note Guarantor will be automatically released upon (a) receipt by the Trustee of a notification from BP I that such Senior Note Guarantee be released and (b) the occurrence of any of the following:

(1) the consummation of any transaction permitted by the Senior Notes Indenture as a result of which such Senior Note Guarantor ceases to be a Restricted Subsidiary;

(2) the release or discharge of the guarantee or other obligation by such Senior Note Guarantor (other than RGHL) of the Senior Secured Credit Facilities or such other guarantee or other obligation that resulted in the creation of such Senior Note Guarantee, except a release or discharge by or as a result of payment under such guarantee;

(3) BP I designating such Senior Note Guarantor to be an Unrestricted Subsidiary in accordance with the covenants described under “— Certain Covenants — Limitation on Restricted Payments” and the definition of “Unrestricted Subsidiary;”

(4) the Issuers’ exercise of their legal defeasance option or covenant defeasance option as described under “— Defeasance,” or if the Issuers’ obligations under the Senior Notes Indenture are discharged in accordance with the terms of the Senior Notes Indenture; or

(5) the transfer or sale of the equity interests of such Senior Note Guarantor pursuant to an enforcement action, in accordance with the terms of the First Lien Intercreditor Agreement.

The Senior Note Guarantor will be required to deliver to the Trustee an Officers’ Certificate stating that all conditions precedent provided for in the Senior Notes Indenture relating to the release have been complied with. A Senior Note Guarantee of a Senior Note Guarantor also will be released as provided under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets.”

Upon any occurrence specified in the two preceding paragraphs, the Trustee shall, at the instruction of and at the cost of the Issuers, execute any documents reasonably requested of it to evidence such release.

Addition of Senior Note Guarantors

Under certain circumstances, additional Restricted Subsidiaries may be added as Senior Note Guarantors (see “— Certain Covenants — Future Senior Note Guarantors”).

Change of Control

Upon the occurrence of any of the following events (each, a “Change of Control”), each holder will have the right to require the Issuers to repurchase all or any part of such holder’s Senior Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), except to the extent the Issuers have previously elected to redeem all of the Senior Notes as described under “— Optional Redemption:”

(1) the sale, lease or transfer, in one or a series of transactions, of all or Substantially All the assets of BP II or BP I and its Subsidiaries, taken as a whole, to a Person other than, directly or indirectly, any of the Permitted Holders;

(2) BP I becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than any of the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), of more than 50% of the total voting power of the Voting Stock of the US Issuer I, the US Issuer II, the Luxembourg Issuer, BP I or BP II or any direct or indirect parent of BP I or BP II; or

(3) RGHL ceases to own, directly or indirectly, 100% of the Capital Stock of BP I, BP II, BP III or any of the Issuers, other than directors’ qualifying shares or other de minimis shareholdings required by law.

In the event that at the time of such Change of Control the terms of any Bank Indebtedness restrict or prohibit the repurchase of Senior Notes pursuant to this covenant, then prior to the mailing (or delivery) of the notice to holders provided for in the immediately following paragraph but in any event within 45 days following any Change of Control, the Issuers shall:

(1) repay in full all such Bank Indebtedness or, if doing so will allow the purchase of Senior Notes, offer to repay in full all such Bank Indebtedness and repay the Bank Indebtedness of each lender that has accepted such offer; or

(2) obtain the requisite consent under the agreements governing such Bank Indebtedness to permit the repurchase of the Senior Notes as provided for in the immediately following paragraph.

The Issuers’ failure to comply with such provisions or the provisions of the immediately following paragraph shall constitute an Event of Default described in clause (4) and not in clause (2) under “— Defaults” below.

Within 45 days following any Change of Control, except to the extent that the Issuers have exercised their right to redeem the Senior Notes by delivery of a notice of redemption as described under “— Optional Redemption,” or all conditions to such redemption have been satisfied or waived, the Issuers shall mail (or otherwise deliver in accordance with applicable DTC procedures) a notice (a “Change of Control Offer”) to each holder with a copy to the Trustee stating:

(1) that a Change of Control has occurred and that such holder has the right to require the Issuers to repurchase such holder’s Senior Notes at a repurchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date) (the “Change of Control Payment”);

(2) the circumstances and relevant facts and financial information regarding such Change of Control;

(3) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed or delivered) (the “Change of Control Payment Date”);

(4) the instructions determined by the Issuers, consistent with this covenant, that a holder must follow in order to have its Senior Notes purchased; and

(5) if applicable and such notice is mailed prior to the occurrence of a Change of Control, that such offer is conditioned on the occurrence of such Change of Control.

A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

In addition, the Issuers will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Senior Notes Indenture applicable to a Change of Control Offer made by the Issuers and purchases all Senior Notes validly tendered and not withdrawn under such Change of Control Offer.

On the Change of Control Payment Date, if the Change of Control shall have occurred, the Issuers will, to the extent lawful:

(1) accept for payment all Senior Notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Senior Notes so tendered;

(3) deliver or cause to be delivered to the Trustee an Officers’ Certificate stating the Senior Notes or portions of the Senior Notes being purchased by the Issuers in the Change of Control Offer;

(4) in the case of Global Senior Notes, deliver, or cause to be delivered, to the principal Paying Agent the Global Senior Notes in order to reflect thereon the portion of such Senior Notes or portions thereof that have been tendered to and purchased by the Issuers; and

(5) in the case of Definitive Registered Senior Notes, deliver, or cause to be delivered, to the relevant Registrar for cancellation all Definitive Registered Senior Notes accepted for purchase by the Issuers.

The Paying Agent will promptly mail (or otherwise deliver in accordance with applicable DTC procedures) to each holder of Senior Notes so tendered the Change of Control Payment for such Senior Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder of Senior Notes a new Senior Note equal in principal amount to the unpurchased portion of the Senior Notes surrendered, if any; provided, however, that each such new Senior Note will be in a principal amount that is at least $100,000 and integral multiples of $1,000 in excess thereof.

Senior Notes repurchased by the Issuers or an Affiliate pursuant to a Change of Control Offer will have the status of Senior Notes issued but not outstanding or will be retired and canceled at the option of the Issuers. Senior Notes purchased by an unaffiliated third party pursuant to the procedure described above will have the status of Senior Notes issued and outstanding.

The Issuers will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Senior Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

This Change of Control repurchase provision is a result of negotiations between RGHL, the Issuers and the Initial Purchasers. None of RGHL, BP I, BP II and the Issuers has any present intention to engage in a transaction involving a Change of Control, although it is possible that they could decide to do so in the future. Subject to the limitations discussed below, RGHL, BP I, BP II or any of the Restricted Subsidiaries, including the Issuers, could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Senior Notes Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the capital structure or credit rating of RGHL or its Restricted Subsidiaries, including the Issuers.

The occurrence of events that would constitute a Change of Control would require repayment of all amounts outstanding under the Senior Secured Credit Facilities and would trigger the requirement that we offer to purchase the Senior Secured Notes, the February 2011 Senior Secured Notes, the February 2011

Senior Notes, the October 2010 Senior Notes, the October 2010 Senior Secured Notes, the May 2010 Notes, the 2009 Notes, the 2007 Senior Notes and the 2007 Senior Subordinated Notes at 101% of the principal amount thereof. Agreements and instruments with respect to future indebtedness that RGHL or any of its Subsidiaries may incur may contain prohibitions on certain events that would constitute a Change of Control or require such indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Issuers to repurchase the Senior Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Issuers. Finally, the Issuers’ ability to pay cash to the holders upon a repurchase may be limited by the Issuers’ then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. Neither RGHL nor any of its Restricted Subsidiaries are required to advance us funds to make any Change of Control Payment. See “Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — We may be unable to raise the funds necessary to finance the change of control repurchase offers required by the indenture governing the notes and similar requirements in the agreements governing our other indebtedness.”

The provisions under the Senior Notes Indenture relating to the Issuers’ obligation to make an offer to repurchase the Senior Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of outstanding Senior Notes.

Certain Covenants

Set forth below are summaries of certain covenants that are contained in the Senior Notes Indenture.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.  The Senior Notes Indenture provides that:

(1) each of BP I and BP II will not, and will not permit any Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock; and

(2) each of BP I and BP II will not permit any Restricted Subsidiaries (other than a Senior Note Guarantor) to issue any shares of Preferred Stock;

provided, however, that BP I and BP II may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Restricted Subsidiary may Incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock or issue shares of Preferred Stock, in each case if the Fixed Charge Coverage Ratio of BP I and BP II on a combined basis for the most recently ended four full fiscal quarters for which combined internal financial statements of BP I and BP II are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period; provided that the amount of Indebtedness that may be Incurred and Disqualified Stock or Preferred Stock that may be issued pursuant to the foregoing by Restricted Subsidiaries that are not the Issuers or Senior Note Guarantors shall not exceed $20.0 million at any one time outstanding.

The foregoing limitations will not apply to (collectively, “Permitted Debt”):

(a) the Incurrence by BP I, BP II or any Restricted Subsidiaries of Indebtedness under (i) the Credit Agreement and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) in an aggregate principal amount not to exceed (A) $4,325.0 million of term loan facilities, plus (B) €250.0 million of term loan facilities, plus (C) $120.0 million of revolving credit facilities and ancillary facilities that relate to revolving credit facilities, plus (D) €80.0 million of revolving credit facilities and ancillary facilities that relate to revolving credit facilities and (ii) Local Facility Agreements in an aggregate principal amount not to exceed €80.0 million;

(b) the Incurrence by the Issuers and the Senior Note Guarantors of Indebtedness represented by the Senior Notes (not including any Additional Senior Notes) and the Senior Note Guarantees;

(c) (i) Indebtedness existing on the Issue Date (other than Indebtedness described in clauses (a) and (b)), (ii) the Incurrence by the Issuers and the Senior Secured Note Guarantors of Indebtedness represented by the Senior Secured Notes (not including any additional Senior Secured Notes) and the Senior Secured Note Guarantees and (iii) any Indebtedness and Preferred Stock of a Disqualified Subsidiary existing upon consummation of the Graham Packaging Acquisition;

(d) Indebtedness (including Capitalized Lease Obligations) Incurred by BP I, BP II or any Restricted Subsidiaries, Disqualified Stock issued by BP I, BP II or any Restricted Subsidiaries and Preferred Stock issued by any Restricted Subsidiaries to finance (whether prior to or within 270 days after) the purchase, lease, construction or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) and Indebtedness, Disqualified Stock or Preferred Stock of a Restricted Subsidiary that serves to refund, refinance or defease any of the foregoing; provided that the aggregate amount of all Indebtedness outstanding pursuant to this clause (d) shall not at any time exceed 2.0% of Total Assets;

(e) Indebtedness Incurred by BP I, BP II or any Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit and bank guarantees issued in the ordinary course of business, including without limitation letters of credit in respect of workers’ compensation claims, health, disability or other benefits to employees or former employees or their families or property, casualty or liability insurance or self-insurance, and letters of credit in connection with the maintenance of, or pursuant to the requirements of, environmental or other permits or licenses from governmental authorities, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims;

(f) Indebtedness arising from agreements of BP I, BP II or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred in connection with the Transactions or any other acquisition or disposition of any business, assets or a Subsidiary of BP I or BP II in accordance with the terms of the Senior Notes Indenture, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(g) Indebtedness of BP I or BP II to a Restricted Subsidiary; provided that, except in respect of intercompany current liabilities incurred in the ordinary course of business in connection with the cash management operations of BP I, BP II and the Restricted Subsidiaries, any such Indebtedness owed to a Restricted Subsidiary that is not one of the Issuers or a Senior Note Guarantor shall within 90 days of the Issue Date, to the extent legally permitted, be subordinated in right of payment to the obligations of the Issuers under the Senior Notes or the obligations of BP I under its Senior Note Guarantee, as applicable; provided further however, that any subsequent issuance or transfer of any Capital Stock or any other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to BP I, BP II or a Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien) shall be deemed, in each case, to be an Incurrence of such Indebtedness not permitted by this clause (g);

(h) shares of Preferred Stock of a Restricted Subsidiary issued to BP I, BP II or a Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary that holds such shares of Preferred Stock of another Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of

Preferred Stock (except to BP I, BP II or a Restricted Subsidiary) shall be deemed, in each case, to be an issuance of shares of Preferred Stock not permitted by this clause (h);

(i) Indebtedness of a Restricted Subsidiary to BP I, BP II or another Restricted Subsidiary; provided that except in respect of intercompany current liabilities incurred in the ordinary course of business in connection with the cash management operations of BP I, BP II and the Restricted Subsidiaries, if a Senior Note Guarantor Incurs such Indebtedness to a Restricted Subsidiary that is not one of the Issuers or a Senior Note Guarantor, such Indebtedness shall within 90 days of the Issue Date, to the extent legally permitted, be subordinated in right of payment to the Senior Note Guarantee of such Senior Note Guarantor; provided further that any subsequent issuance or transfer of any Capital Stock or any other event that results in any Restricted Subsidiary holding such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to BP I, BP II or another Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien) shall be deemed, in each case, to be an Incurrence of such Indebtedness not permitted by this clause (i);

(j) Hedging Obligations that are Incurred not for speculative purposes but (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the Senior Notes Indenture to be outstanding; (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges; or (3) for the purpose of fixing or hedging commodity price risk with respect to any commodity purchases or sales;

(k) obligations in respect of performance, bid, appeal and surety bonds and completion guarantees provided by BP I, BP II or any Restricted Subsidiary in the ordinary course of business or consistent with past practice;

(l) (i) any guarantee by BP I, BP II or a Restricted Subsidiary of Indebtedness or other obligations of BP I, BP II or any Restricted Subsidiaries so long as the Incurrence of such Indebtedness Incurred by BP I, BP II or such Restricted Subsidiary was not in violation of the terms of the Senior Notes Indenture; provided, however, that any such guarantee by a Disqualified Subsidiary is limited to Indebtedness or other obligations of Disqualified Subsidiaries; or (ii) Indebtedness of BP I, BP II or any Restricted Subsidiary arising by reason of any Lien permitted to be granted or to subsist pursuant to “— Certain Covenants — Limitation on Liens” and so long as the Indebtedness secured by such Lien was not incurred in violation of the Senior Notes Indenture;

(m) the Incurrence by BP I, BP II or a Restricted Subsidiary of Indebtedness or Disqualified Stock or Preferred Stock of a Restricted Subsidiary, in either case, that serves to refund, refinance or defease any Indebtedness Incurred or Disqualified Stock or Preferred Stock issued as permitted under the first paragraph of this covenant or clauses (b), (c), (m) and (n) of this paragraph or any Indebtedness, Disqualified Stock or Preferred Stock Incurred to so refund or refinance such Indebtedness, Disqualified Stock or Preferred Stock, including any additional Indebtedness, Disqualified Stock or Preferred Stock Incurred to pay premiums (including tender premium), defeasance costs and fees in connection therewith (subject to the following proviso, “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness will be Refinancing Indebtedness if and to the extent it:

(1) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred that is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded, refinanced or defeased and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Indebtedness, Disqualified Stock and Preferred Stock being refunded or refinanced that were due on or after the date one year following the last maturity date of any Senior Notes then outstanding were instead due on such date one year following the last date of maturity of the Senior Notes (provided that any Refinancing Indebtedness Incurred in reliance on this subclause (1)(y) does not provide for any scheduled principal payments prior to the maturity date of the Senior Notes in excess of, or prior to, the scheduled principal payments due prior to such maturity for the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced or defeased);

(2) has a Stated Maturity that is not earlier than the earlier of (x) the Stated Maturity of the Indebtedness being refunded, refinanced or defeased or (y) 91 days following the maturity date of the Senior Notes;

(3) refinances (a) Indebtedness junior to the Senior Notes or any Senior Note Guarantee, such Refinancing Indebtedness is junior to the Senior Notes or the Senior Note Guarantee of such Senior Note Guarantor, as applicable, or (b) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness is Disqualified Stock or Preferred Stock; and

(4) does not include (x) Indebtedness of BP I, BP II or a Restricted Subsidiary that is not one of the Issuers or a Senior Note Guarantor that refinances, refunds or defeases Indebtedness of BP I, BP II, any Issuer or any Senior Note Guarantor, (y) Indebtedness of BP I, BP II or a Restricted Subsidiary that refinances, refunds or defeases Indebtedness of an Unrestricted Subsidiary, or (z) Indebtedness of a Disqualified Subsidiary that refinances, refunds or defeases Indebtedness of a Disqualified Subsidiary;

(n) Indebtedness, Disqualified Stock or Preferred Stock of (x) BP I, BP II or a Restricted Subsidiary Incurred to finance an acquisition, merger, consolidation or amalgamation or (y) Persons that constitutes Acquired Indebtedness; provided, however, that after giving effect to such acquisition or merger, consolidation or amalgamation, BP I or BP II would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant or the Fixed Charge Coverage Ratio of BP I and BP II on a combined basis would be greater than immediately prior to such acquisition or merger, consolidation or amalgamation;

(o) Indebtedness Incurred by a Receivables Subsidiary in a Qualified Receivables Financing that is not with recourse to BP I, BP II or any Restricted Subsidiary other than a Receivables Subsidiary (except for Standard Securitization Undertakings);

(p) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within five Business Days of its Incurrence;

(q) Indebtedness of BP I, BP II or any Restricted Subsidiary supported by a letter of credit or bank guarantee issued pursuant to the Credit Agreement, in a principal amount not in excess of the stated amount of such letter of credit;

(r) Indebtedness representing deferred compensation or other similar arrangements to employees and directors of BP I, BP II or any Restricted Subsidiary Incurred in the ordinary course of business or in connection with the Transactions (including as a result of the cancellation or vesting of outstanding options and other equity-based awards in connection therewith), an acquisition or any other Permitted Investment;

(s) Indebtedness of BP I, BP II or any Restricted Subsidiary consisting of (1) the financing of insurance premiums or (2) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(t) Indebtedness Incurred on behalf of, or representing guarantees of Indebtedness of, joint ventures of BP I, BP II or any Restricted Subsidiary not in excess, at any one time outstanding, of 0.5% of Total Assets at the time of Incurrence;

(u) Indebtedness or Disqualified Stock of BP I, BP II or any Restricted Subsidiary and Preferred Stock of BP I, BP II or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount or liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and Incurred pursuant to this clause (u), does not exceed 4.25% of Total Assets at the time of Incurrence (subject to the third paragraph of this covenant, it being understood that any Indebtedness Incurred under this clause (u) shall cease to be deemed Incurred or outstanding for purposes of this clause (u) but shall be deemed Incurred for purposes of the first paragraph of this covenant from and after the first date on which BP I, BP II or the Restricted Subsidiary, as the case may be, could have Incurred such Indebtedness under the first paragraph of this covenant without reliance upon this clause (u));

(v) Indebtedness or Disqualified Stock of BP I, BP II or any Restricted Subsidiary and Preferred Stock of BP I, BP II or any Restricted Subsidiary not otherwise permitted hereunder and Refinancing Indebtedness thereof in an aggregate principal amount or liquidation preference not exceeding at any one time outstanding 200.0% of the net cash proceeds received by BP I, BP II and the Restricted Subsidiaries since immediately after the Issue Date from the issue or sale of Equity Interests or Subordinated Shareholder Funding of BP I, BP II or any direct or indirect parent entity of BP I or BP II (which proceeds are contributed to BP I, BP II or a Restricted Subsidiary) or cash contributed to the capital of BP I or BP II (in each case other than proceeds of Disqualified Stock or sales of Equity Interests to, or contributions received from, BP I, BP II or any of their respective Subsidiaries and other than in connection with the Transactions) as determined in accordance with clauses (2) and (3) of the definition of “Cumulative Credit” to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other Investments, payments or exchanges pursuant to the second paragraph of “— Certain Covenants — Limitation on Restricted Payments” or to make Permitted Investments (other than Permitted Investments specified in clauses (1) and (3) of the definition thereof);

(w) Indebtedness arising as a result of implementing composite accounting or other cash pooling arrangements involving solely BP I, BP II and the Restricted Subsidiaries or solely among Restricted Subsidiaries and entered into in the ordinary course of business and netting, overdraft protection and other arrangements among BP I, BP II, any Restricted Subsidiary and a bank arising under standard business terms of such bank at which BP I, BP II or any Restricted Subsidiary maintains an overdraft, cash pooling or other similar arrangement;

(x) Indebtedness consisting of Indebtedness issued by BP I, BP II or a Restricted Subsidiary to current or former officers, directors and employees thereof or any direct or indirect parent thereof, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of BP I, BP II or any of their direct or indirect parent companies to the extent described in clause (4) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Restricted Payments;”

(y) Indebtedness of BP I or any of its Restricted Subsidiaries consisting of obligations (including guarantees thereof) to repurchase equipment sold to customers or third party leasing companies pursuant to the terms of sale of such equipment in the ordinary course of business;

(z) without limiting clause (a) of this paragraph, Indebtedness under local overdraft and other local working capital facilities in an aggregate principal amount not to exceed €125.0 million; and

(aa) Indebtedness in the form of deferred payment obligations under any arrangement permitted by clause (12) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Restricted Payments.”

Notwithstanding the foregoing, none of the Issuers and any Senior Note Guarantors will Incur any Indebtedness as any Permitted Debt if the proceeds thereof are used, directly or indirectly, to refinance any Subordinated Indebtedness of such Issuer or any Senior Note Guarantor unless such Indebtedness shall be subordinated to the Senior Notes or the applicable Senior Note Guarantee to at least the same extent as such Subordinated Indebtedness.

Notwithstanding the foregoing, a Disqualified Subsidiary may not Incur any Indebtedness or issue any shares of Preferred Stock unless such Indebtedness or Preferred Stock is Incurred or issued as Permitted Debt pursuant to clause (c), (d), (e), (f), (h), (i), (j), (k), (l), (m), (p), (q), (r), (s), (u), (v), (w) or (z) of the definition thereof; provided, however, that the aggregate amount of such Indebtedness and Preferred Stock of all Disqualified Subsidiaries outstanding at any time pursuant to such clauses (u) and (v) shall not exceed $25.0 million.

For purposes of determining compliance with this covenant:

(1) in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (a) through (aa) above or is entitled to be Incurred pursuant to the first paragraph of this covenant, the Issuers shall, in their sole discretion, classify or reclassify, or later divide, classify or reclassify, such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) in any manner that complies with this covenant; provided, however, that (x) Indebtedness under the Credit Agreement outstanding on the Issue Date shall be deemed to have been Incurred pursuant to clause (a)(i) of Permitted Debt and the Issuers shall not be permitted to reclassify all or any portion of such Indebtedness under the Credit Agreement outstanding on the Issue Date, (y) Indebtedness Incurred as incremental term loan borrowings under the Senior Secured Credit Facilities on the Escrow Release Date shall be deemed to have been Incurred pursuant to clause (a)(i) of Permitted Debt and the Issuers shall not be permitted to reclassify all or any portion of such Indebtedness and (z) the Issuers shall not be permitted to reclassify all or any portion of any Secured Indebtedness Incurred as Permitted Debt unless at the time of such reclassification the Issuers could secure such Secured Indebtedness pursuant to clause (6) of the definition of “Permitted Liens;” and

(2) the Issuers will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above, and in that connection shall be entitled to treat a portion of such Indebtedness as having been Incurred under the first paragraph above and thereafter the remainder of such Indebtedness having been Incurred under the second paragraph above.

Accrual of interest, the accretion of accreted value, the payment of interest or dividends in the form of additional Indebtedness, Disqualified Stock or Preferred Stock, as applicable, accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies will not be deemed to be an Incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant. Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness that is otherwise included in the determination of a particular amount of Indebtedness shall not be included in the determination of such amount of Indebtedness; provided that the Incurrence of the Indebtedness represented by such guarantee or letter of credit, as the case may be, was in compliance with this covenant.

For purposes of determining compliance with this covenant, (i) the Euro Equivalent of the principal amount of Indebtedness denominated in another currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first drawn, in the case of Indebtedness Incurred under a revolving credit facility; provided that (a) if such Indebtedness is Incurred to refinance other Indebtedness denominated in a currency other than euro, and such refinancing would cause the applicable euro-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such euro-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced; (b) the Euro Equivalent of the principal amount of any such Indebtedness outstanding on the Issue Date shall be calculated based on the relevant currency exchange rate in effect on the Issue Date; and (c) if any such Indebtedness is subject to a Currency Agreement with respect to the currency in which such Indebtedness is denominated covering principal, premium, if any, and interest on such Indebtedness, the amount of such Indebtedness and such interest and premium, if any, shall be determined after giving effect to all payments in respect thereof under such Currency Agreements and (ii) the U.S. Dollar Equivalent of the principal amount of Indebtedness denominated in another currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first drawn, in the case of Indebtedness Incurred under a revolving credit facility; provided that (a) if such Indebtedness is Incurred to refinance other Indebtedness denominated in a currency other than U.S. Dollars, and such refinancing would cause the applicable U.S. Dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. Dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced; (b) the U.S. Dollar Equivalent of the principal amount of any such Indebtedness outstanding on the Issue Date shall be calculated based on the relevant currency exchange rate in effect on the Issue Date; and (c) if any such Indebtedness is subject to a Currency Agreement with respect to the currency in which such Indebtedness is denominated covering principal, premium, if any, and interest on such Indebtedness, the amount of such Indebtedness and such interest and premium, if any, shall be determined after giving effect to all payments in respect thereof under such Currency Agreements.

Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that BP I, BP II and the Restricted Subsidiaries may Incur pursuant to this covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

For all purposes of the Senior Notes Indenture, (1) unsecured Indebtedness will not be treated as subordinated or junior to Secured Indebtedness merely because it is unsecured, (2) Senior Indebtedness will not be treated as subordinated or junior to any other Senior Indebtedness merely because it has junior priority with respect to the same collateral, (3) Indebtedness of such Person which is not guaranteed will not be treated as subordinated or junior to Indebtedness that is guaranteed merely because of such guarantee and (4) Indebtedness under any Secured Indebtedness will not be deemed to be subordinated because of the application of waterfall or other payment-ordering or collateral-sharing provisions affecting any such Secured Indebtedness.

Limitation on Restricted Payments.  The amount of our Cumulative Credit (as defined below) is calculated based on our net income since, and other transactions occurring from November 5, 2009 or October 1, 2009, as applicable; accordingly, as of the date of this prospectus, we would have a Restricted Payments basket of approximately $593.4 million.

The Senior Notes Indenture provides that BP I and BP II will not, and will not permit any Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any distribution on account of BP I’s, BP II’s or any Restricted Subsidiaries’ Equity Interests or pay any amounts in respect of Subordinated Shareholder Funding, including any payment made in connection with any merger, amalgamation or consolidation involving BP I or BP II (other than (A) dividends or distributions by BP I or BP II payable solely in Equity Interests (other than Disqualified Stock) of BP I or BP II or in Subordinated Shareholder Funding of BP I or BP II; (B) dividends or distributions payable to BP I, BP II or a Restricted Subsidiary or (C) in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Restricted Subsidiary, such dividends or distributions paid to minority shareholders, provided that BP I, BP II or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities (except to the extent non pro rata payments of such dividends or distributions are required by law or under the terms of any agreement in effect on the Issue Date));

(2) purchase or otherwise acquire or retire for value any Equity Interests of BP I, BP II or any direct or indirect parent of BP I or BP II, in each case held by Persons other than BP I, BP II or a Restricted Subsidiary;

(3) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment or scheduled maturity, any Subordinated Shareholder Funding, any Subordinated Indebtedness (including the 2007 Senior Subordinated Notes) of BP I, BP II, the Issuers or any Senior Note Guarantor (other than the payment, redemption, repurchase, defeasance, acquisition or retirement of (A) Subordinated Indebtedness (including the 2007 Senior Subordinated Notes) in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement and (B) any Subordinated Indebtedness between any of BP I, BP II and any Restricted Subsidiary or between any of the Restricted Subsidiaries); or

(4) make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(a) no Default shall have occurred and be continuing or would occur as a consequence thereof;

(b) immediately after giving effect to such transaction on a pro forma basis, BP I or BP II could Incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” and

(c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by BP I, BP II and the Restricted Subsidiaries after the RP Reference Date (and not returned or rescinded) (including Restricted Payments permitted by clauses (1), (4) (only to the extent of one-half of the amounts paid pursuant to such clause), (6) and (8) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the amount equal to the Cumulative Credit.

“Cumulative Credit” means the sum of (without duplication):

(1) 50% of the Consolidated Net Profit of BP I and BP II for the period (taken as one accounting period, the “Reference Period”) from the beginning of the fiscal quarter during which the RP Reference Date occurred to the end of the most recently ended fiscal quarter for which combined internal financial statements of BP I and BP II are available at the time of such Restricted Payment (or, in the case such Consolidated Net Profit for such period is a deficit, minus 100% of such deficit); plus

(2) 100% of the aggregate net proceeds, including cash and the Fair Market Value of property other than cash, received by BP I or BP II after the RP Reference Date (other than net proceeds to the extent such net proceeds have been used to Incur Indebtedness, Disqualified Stock, or Preferred Stock pursuant to clause (v) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) from the issue or sale of Equity Interests of BP I or BP II or Subordinated Shareholder Funding to BP I or BP II (excluding Refunding Capital Stock (as defined below), Designated Preferred Stock, Excluded Contributions, and Disqualified Stock), including Equity Interests issued upon exercise of warrants or options (other than an issuance or sale to a Restricted Subsidiary); plus

(3) 100% of the aggregate amount of contributions to the capital of BP I or BP II received in cash and the Fair Market Value of property other than cash received after the RP Reference Date (other than Excluded Contributions, Refunding Capital Stock, Designated Preferred Stock, and Disqualified Stock and other than contributions to the extent such contributions have been used to Incur Indebtedness, Disqualified Stock, or Preferred Stock pursuant to clause (v) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”); plus

(4) the principal amount of any Indebtedness, or the liquidation preference or maximum fixed repurchase price, as the case may be, of any Disqualified Stock of BP I, BP II or any Restricted Subsidiary thereof issued after the RP Reference Date (other than Indebtedness or Disqualified Stock issued to a Restricted Subsidiary) which has been converted into or exchanged for Equity Interests in or Subordinated Shareholder Funding of BP I or BP II (other than Disqualified Stock) or any direct or indirect parent of BP I or BP II (provided in the case of any parent, such Indebtedness or Disqualified Stock is retired or extinguished); plus

(5) 100% of the aggregate amount received after the RP Reference Date by BP I, BP II or any Restricted Subsidiary in cash and the Fair Market Value of property other than cash received by BP I, BP II or any Restricted Subsidiary:

(A) from the sale or other disposition (other than to BP I, BP II or a Restricted Subsidiary and other than in connection with the Transactions) of Restricted Investments made after the Reference Date by BP I, BP II or the Restricted Subsidiaries and from repurchases and redemptions after the RP Reference Date of such Restricted Investments from BP I, BP II or the Restricted Subsidiaries by any Person (other than BP I, BP II or any Restricted Subsidiaries) and from repayments of loans or advances and releases of guarantees, which constituted Restricted Investments made after the RP Reference Date (other than in each case to the extent that the Restricted Investment was made pursuant to clause (7) or (10) of the succeeding paragraph),

(B) from the sale (other than to BP I, BP II or a Restricted Subsidiary) of the Capital Stock of an Unrestricted Subsidiary, or

(C) from a distribution or dividend from an Unrestricted Subsidiary; plus

(6) in the event any Unrestricted Subsidiary of BP I or BP II has been redesignated as a Restricted Subsidiary after the RP Reference Date or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, BP I, BP II or a Restricted Subsidiary after the RP Reference Date, the Fair Market Value (and, if such Fair Market Value exceeds $30.0 million, such Fair Market Value shall be set forth in a written resolution of a majority of the Board of Directors of BP I) of the Investment of BP I or BP II in such Unrestricted Subsidiary at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable), after taking into account any Indebtedness associated with the Unrestricted Subsidiary so designated or combined or any Indebtedness associated with the assets so transferred or conveyed (other than in each case to the extent that the designation of such Subsidiary as an Unrestricted Subsidiary was made pursuant to clause (7) or (10) of the next succeeding paragraph or constituted a Permitted Investment).

The foregoing provisions will not prohibit:

(1) the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Senior Notes Indenture;

(2) (a) the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Retired Capital Stock”) or Subordinated Indebtedness (including the 2007 Senior Subordinated Notes) or

Subordinated Shareholder Funding of BP I, BP II, any direct or indirect parent of BP I, BP II or any Restricted Subsidiary in exchange for, or out of the proceeds of, the substantially concurrent sale of, Equity Interests or Subordinated Shareholder Funding of BP I, BP II or any direct or indirect parent of BP I or BP II or contributions to the equity capital of BP I or BP II (other than any Disqualified Stock or any Equity Interests sold to a Subsidiary of BP I or BP II) (collectively, including any such contributions, “Refunding Capital Stock”), and

(b) the declaration and payment of dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of BP I or BP II) of Refunding Capital Stock;

(3) the redemption, repurchase, defeasance or other acquisition or retirement of Subordinated Indebtedness (including the 2007 Senior Subordinated Notes) of BP I, BP II or any Senior Note Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of BP I, BP II or a Senior Note Guarantor which is Incurred in accordance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as:

(a) the principal amount (or accreted value, if applicable) of such new Indebtedness does not exceed the principal amount (or accreted value, if applicable), plus any accrued and unpaid interest, of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired for value (plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired, any tender premiums, and any defeasance costs, fees and expenses Incurred in connection therewith);

(b) such Indebtedness is subordinated to the Senior Notes or the related Senior Note Guarantee, as the case may be, at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, defeased, acquired or retired for value;

(c) such Indebtedness has a final scheduled maturity date equal to or later than the earlier of (x) the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired or (y) 91 days following the maturity date of the Senior Notes; and

(d) such Indebtedness has a Weighted Average Life to Maturity at the time Incurred that is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Subordinated Indebtedness being redeemed, repurchased, defeased, acquired or retired that were due on or after the date one year following the last maturity date of any Senior Notes then outstanding were instead due on such date one year following the last date of maturity of the Senior Notes (provided that in the case of this subclause (d)(y), such Indebtedness does not provide for any scheduled principal payments prior to the maturity date of the Senior Notes in excess of, or prior to, the scheduled principal payments due prior to such maturity for the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced or defeased);

(4) a Restricted Payment to pay for the purchase, repurchase, retirement, defeasance, redemption or other acquisition for value of Equity Interests of BP I, BP II or any direct or indirect parent of BP I or BP II held by any future, present or former employee, director or consultant of BP I, BP II or any direct or indirect parent of BP I or BP II or any Subsidiary of BP I or BP II pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement; provided, however, that the aggregate Restricted Payments made under this clause (4) do not exceed $5.0 million in any calendar year (with unused amounts in any calendar year being permitted to be carried over for the two succeeding calendar years subject to a maximum payment (without giving effect to the following proviso) of $10.0 million in any calendar year); provided further, however, that such amount in any calendar year may be increased by an amount not to exceed:

(a) the cash proceeds received by BP I, BP II or any Restricted Subsidiaries from the sale of Equity Interests (other than Disqualified Stock) of BP I, BP II or any direct or indirect parent of BP I or BP II (to the extent contributed to BP I or BP II) to members of management, directors or consultants of BP I, BP II and the Restricted Subsidiaries or any direct or indirect parent of BP I or BP II that occurs after the Reference Date (provided that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under clause (2) of the first paragraph under “— Certain Covenants — Limitation on Restricted Payments”); plus

(b) the cash proceeds of key man life insurance policies received by BP I, BP II or any direct or indirect parent of BP I or BP II (to the extent contributed to BP I or BP II) or the Restricted Subsidiaries after the Reference Date;

provided that the Issuers may elect to apply all or any portion of the aggregate increase contemplated by clauses (a) and (b) above in any calendar year;

(5) the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of BP I, BP II or any Restricted Subsidiaries issued or Incurred in accordance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(6) (a) the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Reference Date, (b) a Restricted Payment to any direct or indirect parent of BP I or BP II, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of any direct or indirect parent of BP I or BP II issued after the Reference Date and (c) the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph; provided, however, that, (x) for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is Preferred Stock, after giving effect to such issuance (and the payment of dividends or distributions) on a pro forma basis, BP I and BP II would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00 on a combined basis and (y) the aggregate amount of dividends declared and paid pursuant to (a) and (b) of this clause (6) does not exceed the net cash proceeds actually received by BP I and BP II from any such sale or issuance of Designated Preferred Stock (other than Disqualified Stock) issued after the Reference Date or contributed by Subordinated Shareholder Funding to BP I or BP II after the Reference Date;

(7) Investments in Unrestricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (7) that are at that time outstanding, not to exceed 1.0% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(8) the payment of dividends on BP I’s or BP II’s ordinary shares (or a Restricted Payment to any direct or indirect parent of BP I or BP II to fund the payment by such direct or indirect parent of BP I or BP II of dividends on such entity’s ordinary shares) of up to 6% per annum of the net proceeds received by BP I or BP II from any public offering of ordinary shares of BP I or BP II or any of their direct or indirect parents;

(9) Restricted Payments that are made with Excluded Contributions;

(10) other Restricted Payments in an aggregate amount not to exceed €50.0 million at the time made;

(11) the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to BP I, BP II or a Restricted Subsidiary by, Unrestricted Subsidiaries;

(12) Restricted Payments (a) to any direct or indirect parent of BP I or BP II in amounts required for such parent to pay national, state or local income taxes (as the case may be) imposed directly on such parent to the extent such income taxes are attributable to the income of BP I, BP II and the Restricted Subsidiaries (including, without limitation, by virtue of such parent being the common parent of a consolidated or combined tax group of which BP I, BP II or the Restricted Subsidiaries are members) or (b) to RGHL or any of its Affiliates relating to the transfer or surrender, in each case on arm’s-length terms, of any tax losses or other tax assets that can be used by BP I, BP II or a Restricted Subsidiary;

(13) the payment of dividends, other distributions or other amounts or the making of loans or advances or any other Restricted Payment, if applicable:

(a) in amounts required for any direct or indirect parent of BP I or BP II, if applicable, to pay fees and expenses (including franchise or similar taxes) required to maintain its corporate existence, customary salary, bonus and other benefits payable to, and indemnities provided on behalf of, officers, directors and employees of any direct or indirect parent of BP I or BP II, if applicable, and general corporate operating and overhead expenses (including without limitation compliance and reporting expenses) of any direct or indirect parent of BP I or BP II, if applicable, in each case to the extent such fees and expenses are attributable to the ownership or operation of BP I or BP II, if applicable, and their respective Subsidiaries; provided that for so long as such direct or indirect parent owns no material assets other than Equity Interests in BP I or BP II or any direct or indirect parent of BP I or BP II, such fees and expenses shall be deemed for purposes of this clause 13(a) to be attributable to such ownership or operation;

(b) in amounts required for any direct or indirect parent of BP I or BP II, if applicable, to pay interest and principal on Indebtedness the proceeds of which have been contributed to BP I, BP II or any Restricted Subsidiaries and that has been guaranteed by, or is otherwise considered Indebtedness of, BP I or BP II Incurred in accordance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” and

(c) in amounts required for any direct or indirect parent of BP I or BP II to pay fees and expenses, other than to Affiliates of BP I or BP II, related to any unsuccessful equity or debt offering of such parent.

(14) Restricted Payments used to fund the Transactions, the 2009 Post-Closing Reorganization and the payment of fees and expenses incurred in connection with the Transactions and the 2009 Post-Closing Reorganization (including as a result of the cancellation or vesting of outstanding options and other equity-based awards in connection therewith) as described in the Offering Circular (including payments made pursuant to the Acquisition Documents, the Reynolds Acquisition Documents, the Evergreen Acquisition Documents, the Pactiv Acquisition Document, the Reynolds Foodservice Acquisition Document, the Dopaco Acquisition Document or the Graham Packaging Acquisition Document, whether payable on the Issue Date or thereafter) or owed by BP I or BP II or any direct or indirect parent of BP I or BP II, as the case may be, or any Restricted Subsidiary to Affiliates for services rendered or goods sold, in each case to the extent permitted by the covenant described under “— Transactions with Affiliates;”

(15) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(16) purchases of receivables pursuant to a Receivables Repurchase Obligation in connection with a Qualified Receivables Financing and the payment or distribution of Receivables Fees;

(17) payments of cash, or dividends, distributions, advances or other Restricted Payments by BP I, BP II or any Restricted Subsidiary to allow the payment of cash in lieu of the issuance of fractional shares upon the exercise of options or warrants or upon the conversion or exchange of Capital Stock of any such Person;

(18) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness constituting Acquired Indebtedness or any other Subordinated Indebtedness (including the 2007 Senior Subordinated Notes) pursuant to the provisions similar to those described under the captions “— Change of Control” and “— Certain Covenants — Asset Sales,” provided that all Senior Notes tendered by holders of the Senior Notes in connection with a Change of Control or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value in accordance with the terms of the Senior Notes Indenture;

(19) payments or distributions to dissenting stockholders pursuant to applicable law or in connection with a consolidation, amalgamation, merger or transfer of all or Substantially All of the assets of BP I, BP II and the Restricted Subsidiaries, taken as a whole, that complies with the covenant described under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets;” provided that as a result of such consolidation, amalgamation, merger or transfer of assets, the Issuers shall have made a Change of Control Offer (if required by the Senior Notes Indenture) and that all Senior Notes tendered by holders in connection with such Change of Control Offer have been repurchased, redeemed or acquired for value; and

(20) Restricted Payments in an amount not to exceed an aggregate of €25.0 million made with the proceeds of the sale of Non-Strategic Land in accordance with the covenant described under “— Certain Covenants — Asset Sales;”

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (10), (11) and (20), no Default shall have occurred and be continuing or would occur as a consequence thereof.

BP II does not have any Subsidiaries, and all of BP I’s Subsidiaries, including the Issuers, are Restricted Subsidiaries. BP I and BP II will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by BP I, BP II and the Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation will only be permitted if a Restricted Payment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Dividend and Other Payment Restrictions Affecting Subsidiaries.  The Senior Notes Indenture provides that BP I and BP II will not, and will not permit any Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a) (i) pay dividends or make any other distributions to BP I, BP II or any Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits; or (ii) pay any Indebtedness owed to BP I, BP II or any Restricted Subsidiaries;

(b) make loans or advances to BP I, BP II or any Restricted Subsidiaries; or

(c) sell, lease or transfer any of its properties or assets to BP I, BP II or any Restricted Subsidiaries; except in each case for such encumbrances or restrictions existing under or by reason of:

(1) contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Senior Secured Credit Facilities, Local Facilities, local overdraft and other local working capital facilities, the Senior Secured Notes Indenture, the February 2011 Senior Indenture, the February 2011 Senior Secured Indenture, the October 2010 Senior Indenture, the October 2010 Senior Secured Indenture, the May 2010 Indenture, the 2009 Indenture, 2007 Senior Note Indenture, the 2007 Senior Subordinated Notes Indenture, the 2007 UK Intercreditor Agreement, the First Lien Intercreditor Agreement, the Senior Secured Notes Security Documents, the February 2011 Security Documents, the October 2010 Security Documents, the 2009 Security Documents, the 2007 Notes Security Documents and the security documents with respect to the Senior Secured Credit Facilities and the Local Facilities;

(2) the Senior Notes Indenture, the Senior Notes (and Senior Note Guarantees thereof), any Currency Agreement, any agreement or instrument creating a Hedging Obligation and any other intercreditor agreements;

(3) applicable law or any applicable rule, regulation or order;

(4) any agreement or other instrument of a Person acquired by BP I, BP II or any Restricted Subsidiary which was in existence at the time of such acquisition (but not created in contemplation thereof or to provide all or any portion of the funds or credit support utilized to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired;

(5) contracts or agreements for the sale of assets, including any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(6) any Restricted Investment not prohibited by the covenant described under “— Certain Covenants — Limitation on Restricted Payments” and any Permitted Investment;

(7) restrictions on cash or other deposits or net worth imposed by regulatory authorities (including with respect to tax obligations and value-added taxes), in connection with deductions made for tax, pension, national insurance and other similar purposes or for the benefit of customers under contracts entered into in the ordinary course of business;

(8) customary provisions in joint venture agreements, similar agreements relating solely to such joint venture and other similar agreements entered into in the ordinary course of business;

(9) Capitalized Lease Obligations and purchase money obligations for property acquired in the ordinary course of business;

(10) customary provisions contained in leases (other than financing or similar leases), licenses and other similar agreements entered into in the ordinary course of business;

(11) any encumbrance or restriction of a Receivables Subsidiary effected in connection with a Qualified Receivables Financing; provided, however, that such restrictions apply only to such Receivables Subsidiary;

(12) any encumbrance or restriction arising pursuant to an agreement or instrument relating to any Indebtedness permitted to be Incurred subsequent to the Issue Date by the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” (i) if the encumbrances and restrictions contained in any such agreement or instrument taken as a whole are not materially less favorable to the holders of the Senior Notes than the encumbrances and restrictions contained in the Senior Secured Credit Facilities as of the Issue Date (as determined in good faith by the Issuers) or (ii) if such encumbrance or restriction is not materially more disadvantageous to the holders of the Senior Notes than is customary in comparable financings (as determined in good faith by the Issuers) and either (x) the Issuers determine that such encumbrance or restriction will not materially affect the Issuers’ ability to make principal or interest payments on the Senior Notes as and when they come due or (y) such encumbrance or restriction applies only if a default occurs in respect of a payment or financial covenant relating to such Indebtedness;

(13) any encumbrances or restrictions of the type referred to in clause (c) above existing by reason of any Lien permitted under the covenant described under “— Certain Covenants — Liens;”

(14) any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (13) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good-faith judgment of the Issuers, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; and

(15) restrictions on cash or other deposits or net worth imposed by customers under agreements entered into in the ordinary course of business.

For purposes of determining compliance with this covenant, (1) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on ordinary shares shall not be deemed a restriction on the ability to make distributions on Capital Stock and (2) the subordination of (or remedy bars in respect of) loans or advances made to BP I, BP II or a Restricted Subsidiary to other Indebtedness Incurred by BP I, BP II or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

Asset Sales.  The Senior Notes Indenture provides that BP I and BP II will not, and will not permit any Restricted Subsidiaries to, cause or make an Asset Sale, unless (x) BP I, BP II or any Restricted Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of, and (y) at least 75% of the consideration therefor received by BP I, BP II or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided that for purposes of clause (y) the amount of:

(a) any liabilities (as shown on BP I’s, BP II’s or such Restricted Subsidiary’s most recent balance sheet or in the notes thereto) of BP I, BP II or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Senior Notes or any Senior Note Guarantee) that are assumed by the transferee of any such assets,

(b) any notes or other obligations or other securities or assets received by BP I, BP II or such Restricted Subsidiary from such transferee that are converted by BP I, BP II or such Restricted Subsidiary into cash within 180 days of the receipt thereof (to the extent of the cash received), and

(c) any Designated Non-cash Consideration received by BP I, BP II or any Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed

1.25% of Total Assets at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value), shall be deemed to be Cash Equivalents for the purposes of this provision.

Within 12 months after BP I, BP II or any Restricted Subsidiary’s receipt of the Net Proceeds of any Asset Sale, BP I, BP II or such Restricted Subsidiary may apply the Net Proceeds from such Asset Sale, at its option:

(1) to repay (a) Obligations constituting Secured Indebtedness (and, if such Indebtedness repaid is under a revolving credit facility, to correspondingly reduce commitments with respect thereto), (b) Obligations constituting Senior Indebtedness (other than Secured Indebtedness) (and, if such Indebtedness repaid is under a revolving credit facility, to correspondingly reduce commitments with respect thereto); provided, however, that if any such Senior Indebtedness described in this clause (b) other than the Senior Notes are repaid with the Net Proceeds of any Asset Sale, the Issuers will equally and ratably reduce Obligations under the Senior Notes through open-market purchases (provided that such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders to purchase at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, the pro rata principal amount of Senior Notes or (c) Obligations constituting Indebtedness of a Restricted Subsidiary of BP I that is not an Issuer or a Senior Note Guarantor, in the case of each of clauses (a), (b) and (c), other than Indebtedness owed to RGHL or its Affiliates;

(2) to make an investment in any one or more businesses (provided that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of BP I if it is not already a Restricted Subsidiary of BP I), assets, or property or capital expenditures (including refurbishments), in each case used or useful in a Similar Business; or

(3) to make an investment in any one or more businesses (provided that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of BP I), properties or assets that replace the properties and assets that are the subject of such Asset Sale.

In the case of clauses (2) and (3) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment; provided that in the event such binding commitment is later canceled or terminated for any reason before such Net Proceeds are so applied, BP I, BP II or such Restricted Subsidiary enters into another binding commitment (a “Second Commitment”) within nine months of such cancellation or termination of the prior binding commitment; provided further that BP I, BP II or such Restricted Subsidiary may only enter into a Second Commitment under the foregoing provision one time with respect to each Asset Sale.

Pending the final application of any such Net Proceeds, BP I, BP II or such Restricted Subsidiary may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in any manner not prohibited by the Senior Notes Indenture. Any Net Proceeds from any Asset Sale that are not applied as provided and within the time period set forth in the immediately two preceding paragraphs (it being understood that any portion of such Net Proceeds used to make an offer to purchase Senior Notes, as described in clause (1) above, shall be deemed to have been invested whether or not such offer is accepted) will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds €20.0 million, the Issuers shall make an offer to all holders of Senior Notes (and, at the option of the Issuers, to holders of any Senior Indebtedness of an Issuer or Senior Note Guarantor or any other Indebtedness of a Restricted Subsidiary of BP I that is not an Obligor) (an “Asset Sale Offer”) to purchase on a pro rata basis the maximum principal amount of Senior Notes (and such Senior Indebtedness and other Indebtedness), that is at least $100,000 and an integral multiple of $1,000 that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof (or, in the event such Senior Indebtedness or other Indebtedness was issued with significant original issue discount, 100% of the accreted value thereof), plus accrued and unpaid interest and additional interest, if any (or, in respect of such Senior Indebtedness or other Indebtedness, such lesser price, if any, as may be provided for by the terms of such Senior Indebtedness or other Indebtedness), to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Senior Notes Indenture. The Issuers will commence an Asset Sale Offer with respect to Excess Proceeds within ten (10) Business Days after the date that Excess Proceeds exceed €20.0 million by mailing (or otherwise delivering in accordance with applicable DTC procedures) the notice required pursuant to the terms of the Senior Notes Indenture, with a copy to the Trustee. To the extent that the aggregate amount of Senior Notes (and such Senior Indebtedness or other Indebtedness) tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, BP I, BP II or such Restricted Subsidiary may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Senior Notes (and such Senior Indebtedness or other Indebtedness) surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Senior Notes to be purchased in the manner described below. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero. An Asset Sale Offer need not be made by the Issuers until the date that is 12 months after the date on which an Asset Sale is made, the proceeds of which, in aggregate with all funds not applied in accordance with this covenant or the subject of an Asset Sale Offer, exceed €20.0 million.

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws or regulations are applicable in connection with the repurchase of the Senior Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Senior Notes Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Senior Notes Indenture by virtue thereof.

If more Senior Notes (and such Senior Indebtedness or other Indebtedness) are tendered pursuant to an Asset Sale Offer than the Issuers are required to purchase, selection of such Senior Notes for purchase will be made by the Trustee on a pro rata basis, to the extent practicable and in compliance with the requirements of DTC, and any stock exchange on which the Senior Notes are then admitted to trading; provided that no Senior Notes of $100,000 or less shall be purchased in part. Selection of such Senior Indebtedness or other Indebtedness will be made pursuant to the terms of such Senior Indebtedness or other Indebtedness.

An Asset Sale Offer insofar as it relates to the Senior Notes, will remain open for a period of not less than 20 Business Days following its commencement (the “Offer Period”). No later than five Business Days after the termination of the applicable Offer Period the Issuers will purchase the principal amount of the Senior Notes (and purchase or repay any relevant Senior Indebtedness or other Indebtedness required to be so purchased or repaid as set out above) validly tendered.

To the extent that any portion of the Net Proceeds payable in respect of the Senior Notes is denominated in a currency other than the currency in which the relevant Senior Notes are denominated, the amount payable in respect of such Senior Notes shall not exceed the net amount of funds in the currency in which such Senior Notes are denominated as is actually received by BP I, BP II or such Restricted Subsidiary upon converting the relevant portion of the Net Proceeds into such currency.

Notices of an Asset Sale Offer shall be mailed by first-class mail, postage prepaid (or otherwise delivered in accordance with applicable DTC procedures) at least 30 but not more than 60 days before the purchase date to each holder of Senior Notes at such holder’s registered address. If any Senior Note is to be purchased in part only, any notice of purchase that relates to such Senior Note shall state the portion of the principal amount thereof that has been or is to be purchased.

The provisions under the Senior Notes Indenture relating to the Issuers’ obligation to make an Asset Sale Offer may be waived or modified with the consent of a majority in principal amount of the Senior Notes.

In the event that an Asset Sale occurs at a time when the Issuers are prohibited from purchasing Senior Notes, the Issuers could seek the consent of their lenders to purchase the Senior Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuers do not obtain such a consent or repay such borrowings, the Issuers will remain prohibited from purchasing Senior Notes. In such case, the Issuers’ failure to purchase tendered Senior Notes would constitute an Event of Default under the Senior Notes Indenture that is likely, in turn, to constitute a default under the Issuers’ other Indebtedness.

Transactions with Affiliates.  The Senior Notes Indenture provides that BP I and BP II will not, and will not permit any Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuers (each of the foregoing, an “Affiliate Transaction”) involving aggregate consideration in excess of $15.0 million, unless:

(a) such Affiliate Transaction is on terms that are not materially less favorable to BP I, BP II or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by BP I, BP II or such Restricted Subsidiary with an unrelated Person; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $30.0 million, BP I or BP II delivers to the Trustee a resolution adopted in good faith by the majority of the Board of Directors of BP I or BP II, approving such Affiliate Transaction and set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (a) above.

An Affiliate Transaction shall be deemed to have satisfied the approval requirements set forth in the preceding paragraph if (i) such Affiliate Transaction is approved by a majority of the Disinterested Directors or (ii) in the event there are no Disinterested Directors, a fairness opinion is provided by an Independent Financial Advisor with respect to such Affiliate Transaction.

The foregoing provisions will not apply to the following:

(1) transactions between or among BP I, BP II or any Restricted Subsidiaries (or an entity that becomes a Restricted Subsidiary as a result of such transaction) or between or among Restricted Subsidiaries or any Receivables Subsidiary and any merger, consolidation or amalgamation of BP I, BP II and any direct parent of BP I or BP II; provided that such parent shall have no material liabilities and no material assets other than cash, Cash Equivalents and the Capital Stock of BP I and BP II and such merger, consolidation or amalgamation is otherwise in compliance with the terms of the Senior Notes Indenture and effected for a bona fide business purpose;

(2) Restricted Payments permitted by the provisions of the Senior Notes Indenture described above under the covenant “— Certain Covenants — Limitation on Restricted Payments” and Permitted Investments;

(3) the entering into of any agreement (and any amendment or modification of any such agreement) to pay, and the payment of, annual management, consulting, monitoring and advisory fees to Rank in an aggregate amount in any fiscal year not to exceed 1.5% of EBITDA of BP I, BP II and the Restricted Subsidiaries for the immediately preceding fiscal year, plus out-of-pocket expense reimbursement;

(4) the payment of reasonable and customary fees and reimbursement of expenses paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of BP I, BP II or any Restricted Subsidiary or any direct or indirect parent of BP I or BP II;

(5) payments by BP I, BP II or any Restricted Subsidiaries to Rank made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with the Transactions, acquisitions or divestitures, which payments are (x) made pursuant to the agreements with Rank described in “Part I — Item 7. Major Shareholders and Related Party Transactions” in the RGHL Group’s Annual Report for the year ended December 31, 2010 or (y) approved by a majority of the Board of Directors of BP I or BP II in good faith;

(6) transactions in which BP I, BP II or any Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to BP I, BP II or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (a) of the preceding paragraph;

(7) payments or loans (or cancellation of loans) to directors, employees or consultants which are approved by a majority of the Board of Directors of BP I or BP II in good faith;

(8) any agreement as in effect as of the Issue Date or any amendment thereto (so long as any such agreement together with all amendments thereto, taken as a whole, is not more disadvantageous to the holders of the Senior Notes in any material respect than the original agreement as in effect on the Issue Date) or any transaction contemplated thereby as determined in good faith by senior management or the Board of Directors of BP I or BP II;

(9) the existence of, or the performance by BP I, BP II or any Restricted Subsidiaries of its obligations under the terms of, the Acquisition Documents, the Reynolds Acquisition Documents, the Evergreen Acquisition Documents, the Pactiv Acquisition Document, the Reynolds Foodservice Acquisition Document, the Dopaco Acquisition Document, the Graham Packaging Acquisition Document, the Credit Agreement Documents, the First Lien Intercreditor Agreement, the 2007 UK Intercreditor Agreement, any other intercreditor agreements, any shareholders’ agreement, (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date or any other agreement or arrangement in existence on the Issue Date or described in the Offering Circular and, in each case, any amendment thereto or similar transactions, agreements or arrangements which it may enter into thereafter; provided, however, that the existence of, or the performance by BP I, BP II or any Restricted Subsidiaries of its obligations under, any future amendment to any such existing transaction, agreement or arrangement or under any similar transaction, agreement or arrangement entered into after the Issue Date shall only be permitted by this clause (9) to the extent that the terms of any such existing transaction, agreement or arrangement together with all amendments thereto, taken as a whole, or new transaction, agreement or arrangement are not otherwise more disadvantageous to the holders of the Senior Notes in any material respect than the original transaction, agreement or arrangement as in effect on the Issue Date;

(10) the execution of the Transactions, the 2009 Post-Closing Reorganization and the payment of all fees and expenses, bonuses and awards related to the Transactions, including fees to Rank, that are described in the Offering Circular or contemplated by the Acquisition Documents, the Reynolds Acquisition Documents, the Evergreen Acquisition Documents, the Pactiv Acquisition Document, the Reynolds Foodservice Acquisition Document, the Dopaco Acquisition Document, the Graham Packaging Acquisition Document or by any of the other documents related to the Transactions;

(11) (a) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, or transactions otherwise relating to the purchase or sale of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Senior Notes Indenture, which are fair to BP I, BP II and the Restricted Subsidiaries in the reasonable determination of the Board of Directors or the senior management of BP I or BP II, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party or (b) transactions with joint ventures or Unrestricted Subsidiaries entered into in the ordinary course of business;

(12) any transaction effected as part of a Qualified Receivables Financing or a Financing Disposition;

(13) the issuance of Equity Interests (other than Disqualified Stock) of BP I or BP II or Subordinated Shareholder Funding to any Person;

(14) the issuance of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding or entering into of employment arrangements, stock option and stock ownership plans or similar employee benefit plans approved by the Board of Directors of BP I or BP II or any direct or indirect parent of BP I or BP II or of a Restricted Subsidiary of BP I or BP II, as appropriate;

(15) the entering into and performance of any tax sharing agreement or arrangement and any payments permitted by clause (12) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Restricted Payments;”

(16) any contribution to the capital of BP I or BP II;

(17) transactions permitted by, and complying with, the provisions of the covenant described under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets;”

(18) transactions between BP I, BP II or any Restricted Subsidiaries and any Person, a director of which is also a director of BP I, BP II or any direct or indirect parent of BP I or BP II; provided, however, that such director abstains from voting as a director of BP I, BP II or such direct or indirect parent, as the case may be, on any matter involving such other Person;

(19) pledges of Equity Interests of Unrestricted Subsidiaries;

(20) the formation and maintenance of any consolidated or combined group or subgroup for tax, accounting or cash pooling or management purposes in the ordinary course of business;

(21) any employment agreements entered into by BP I, BP II or any Restricted Subsidiaries in the ordinary course of business; and

(22) intercompany transactions undertaken in good faith (as certified by a responsible financial or accounting officer of BP I or BP II in an Officers’ Certificate) for the purpose of improving the consolidated tax efficiency of BP I, BP II and their respective Subsidiaries and not for the purpose of circumventing any covenant set forth in the Senior Notes Indenture.

Liens.  The Senior Notes Indenture provides that BP I and BP II will not, and will not permit any Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien on any asset or property of BP I, BP II or such Restricted Subsidiary (including Capital Stock or Indebtedness of a Restricted Subsidiary), whether owned on the Issue Date or acquired thereafter, or any interest therein or any income, profits or proceeds therefrom securing any Indebtedness (an “Initial Lien”), except Permitted Liens; provided, however, that any Lien on such property or assets will be permitted notwithstanding that it is not a Permitted Lien if the Senior Notes and Senior Note Guarantees are equally and ratably secured with (or on a senior basis to, in the case of obligations subordinated in right of payment to the Senior Notes or the Senior Note Guarantees), the obligations so secured until such time as such obligations are no longer secured by a Lien.

Any Lien created for the benefit of the holders pursuant to this covenant will provide by its terms that such Lien will be automatically and unconditionally released and discharged (a) upon the release and discharge of the Initial Lien, (b) upon the sale or other disposition of the assets subject to such Initial Lien (or the sale or other disposition of the Person that owns such assets) in compliance with the terms of the Senior Notes Indenture, (c) upon the designation of a Restricted Subsidiary whose property or assets secure such Initial Lien as an Unrestricted Subsidiary in accordance with the terms of the Senior Notes Indenture, (d) following an Event of Default under the Senior Notes Indenture or an event of default under any other Indebtedness secured by the collateral securing such Indebtedness, pursuant to an enforcement action, if required, in accordance with the terms of any applicable intercreditor agreement or (e) upon the effectiveness of any defeasance or satisfaction and discharge of the Senior Notes as specified in the Senior Notes Indenture.

Reports and Other Information.  Notwithstanding that RGHL or the Issuers may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, RGHL (and the Issuers) will file with the SEC (and provide the Trustee and holders of the Senior Notes with copies thereof, without cost to each holder, within 15 days after it files them with the SEC),

(1) within the time period specified in the SEC’s rules and regulations, annual reports on Form 20-F (or any successor or comparable form applicable to RGHL or the Issuers within the time period for non-accelerated filers to the extent such term is applicable to such form) containing the information required to be contained therein (or required in such successor or comparable form); provided, however, that, prior to the filing of the Senior Notes Exchange Offer Registration Statement or the Senior Notes Shelf Registration Statement, as the case may be, such report shall not be required to contain any certification required by any such form or by law,

(2) within 60 days after the end of each fiscal quarter other than the fourth fiscal quarter of any year, the information that would be required by a report on Form 10-Q (or any successor or comparable form applicable to RGHL or the Issuers) (which information, if RGHL and the Issuers are not required to file reports on Form 10-Q, will be filed on Form 6-K (or any successor or comparable form applicable to RGHL or the Issuers)); provided, however, that prior to the filing of the Senior Notes Exchange Offer Registration Statement or the Senior Notes Shelf Registration Statement, as the case may be, such report shall not be required to contain any certification required by any such form or by law, and

(3) promptly from time to time after the occurrence of an event required to be reported on Form 8-K (or any successor or comparable form applicable to RGHL or the Issuers), the information that would be required by a Form 8-K (or any successor or comparable form applicable to RGHL or the Issuers) (which information, if RGHL and the Issuers are not required to file reports on Form 8-K will be filed on Form 6-K (or any successor or comparable form applicable to RGHL or the Issuers));

provided, however, that RGHL (and the Issuers) shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event RGHL (or the Issuers) will post the reports specified in the first sentence of this paragraph on its website within the time periods that would apply if RGHL were required to file those reports with the SEC. In addition, RGHL will make available such information to prospective purchasers of Senior Notes, in addition to providing such information to the Trustee and the holders of the Senior Notes, in each case within 15 days after the time RGHL would be required to file such information with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act. Notwithstanding the foregoing, RGHL and the Issuers may satisfy the foregoing reporting requirements (i) prior to the filing with the SEC of the Senior Notes Exchange Offer Registration Statement, or if the Senior Notes Exchange Offer Registration Statement is not filed within the applicable time limits pursuant to the Senior Notes Registration Rights Agreement, the Senior Notes Shelf Registration Statement, by providing the Trustee and the noteholders with (x) substantially the same information as would be required to be filed with the SEC by RGHL and the Issuers on Form 20-F (or any successor or comparable form applicable to RGHL or the Issuers) if they were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act within 90 days after the end of the applicable fiscal year and (y) substantially the same information as would be required to be filed with the SEC by RGHL and the Issuers on Form 10-Q (or any successor or comparable form applicable to RGHL or the Issuers) if they were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act within 60 days after the end of the applicable fiscal quarter and (ii) after filing with the SEC the Senior Notes Exchange Offer Registration Statement, or if the Senior Notes Exchange Offer Registration Statement is not filed within the applicable time limits pursuant to the Senior Notes Registration Rights Agreement, the Senior Notes Shelf Registration Statement, but prior to the effectiveness of the Senior Notes Exchange Offer Registration Statement or Senior Notes Shelf Registration Statement, by publicly filing with the SEC the Senior Notes Exchange Offer Registration Statement or Senior Notes Shelf Registration Statement, to the extent any such registration statement contains substantially the same information as would be required to be filed by RGHL and the Issuers if they were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, and by providing the Trustee and the noteholders with such registration statement (and amendments thereto) promptly following the filing with the SEC thereof.

Notwithstanding the foregoing, the annual reports, information, documents and other reports filed with the SEC will include all of the information, with respect to the financial condition and results of operations of BP I and BP II on a combined basis separate from the financial condition and results of operations from RGHL on a consolidated basis, that RGHL, BP I and BP II are required to include in information, documents and other reports made available pursuant to the 2009 Indenture (such information, the “Required Financial Information”). If RGHL’s, BP I’s or BP II’s obligations to provide the Required Financial Information shall cease to be in full force and effect, RGHL, BP I and BP II shall make available to the Trustee and the noteholders information substantially equivalent to the Required Financial Information as if their obligations to provide such information under the 2009 Indenture remained in full force and effect.

Notwithstanding the foregoing, RGHL will be deemed to have furnished such reports referred to above to the Trustee and the holders of the Senior Notes if RGHL has filed such reports with the SEC via the EDGAR filing system and such reports are publicly available.

The Senior Notes Indenture also provides that, so long as any of the Senior Notes remain outstanding and during any period during which BP I or the Issuers are not subject to Section 13 or 15(d) of the Exchange Act, or otherwise permitted to furnish the SEC with certain information pursuant to Rule 12g 3-2(b) of the Exchange Act, each Issuer will make available to the holders of the Senior Notes and to prospective investors, upon their request, the information required to be delivered by Rule 144A(d)(4) under the Securities Act.

Future Senior Note Guarantors.  The Senior Notes Indenture provides that each Restricted Subsidiary (unless such Subsidiary is an Issuer, a Senior Note Guarantor or a Receivables Subsidiary) that guarantees, assumes or in any other manner becomes liable with respect to (a) any Indebtedness under any Credit Agreement or (b) any Public Debt (including any proceeds loans or other intercompany loans in respect thereof) of BP I, BP II, an Issuer or any Senior Note Guarantor, in each case, will execute and deliver to the Trustee a supplemental indenture pursuant to which such Restricted Subsidiary will guarantee payment of the Senior Notes; provided that notwithstanding the foregoing:

(a) [reserved];

(b) [reserved];

(c) with respect to any Restricted Subsidiary not referred to in clause (a) above, to the extent the foregoing obligation is triggered by Indebtedness or Public Debt existing as of the Issue Date, the relevant Restricted Subsidiary shall only be required to enter into its respective Senior Note Guarantee as soon as reasonably practicable;

(d) no Senior Note Guarantee shall be required as a result of any Indebtedness or guarantee of Indebtedness that existed at the time such Person became a Restricted Subsidiary if the Indebtedness or guarantee was not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary;

(e) if such Indebtedness is by its terms expressly subordinated to the Senior Notes or any Senior Note Guarantee, any such assumption, guarantee or other liability of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated to such Restricted Subsidiary’s Senior Note Guarantee of the Senior Notes at least to the same extent as such Indebtedness is subordinated to the Senior Notes or any other senior guarantee;

(f) no Senior Note Guarantee shall be required as a result of any guarantee given to a bank or trust company incorporated in any member state of the European Union as of the date of the Senior Notes Indenture or any commercial banking institution that is a member of the US Federal Reserve System (or any branch, Subsidiary or Affiliate thereof), in each case having combined capital and surplus and undivided profits of not less than $500.0 million, whose debt has a rating, at the time such guarantee was given, of at least A or the equivalent thereof by S&P and at least A2 or the equivalent thereof by Moody’s, in connection with the operation of cash management programs established for BP I’s and BP II’s benefit or that of any Restricted Subsidiary;

(g) no Senior Note Guarantee shall be required from a US Controlled Foreign Subsidiary or a Financial Assistance Restricted Subsidiary;

(h) no Senior Note Guarantee shall be required if such Senior Note Guarantee could reasonably be expected to give rise to or result in (x) personal liability for, or material risk of personal liability for, the officers, directors or shareholders of BP I, BP II, any parent of BP I or BP II or any Restricted Subsidiary, (y) any violation of, or material risk of violation of, applicable law that cannot be avoided or otherwise prevented through measures reasonably available to BP I, BP II or any such Restricted Subsidiary, including, for the avoidance of doubt, “whitewash” or similar procedures or (z) any significant cost, expense, liability or obligation (including with respect of any Taxes) other than reasonable out-of-pocket expenses and other than reasonable expenses Incurred in connection with any governmental or regulatory filings required as a result of, or any measures pursuant to clause (y) undertaken in connection with, such Senior Note Guarantee, which cannot be avoided through measures reasonably available to BP I, BP II or any such Restricted Subsidiary; and

(i) each such Senior Note Guarantee will be limited as necessary to recognize certain defenses generally available to guarantors (including those that relate to fraudulent conveyance or transfer, voidable preference, financial assistance, corporate purpose, capital maintenance or similar laws, regulations or defenses affecting the rights of creditors generally) or other considerations under applicable law.

The Senior Note Guarantees shall be released in accordance with the provisions of the Senior Notes Indenture described under “— Senior Note Guarantees.”

Bank of Thailand Approval.  The Senior Notes Indenture provides that, within 90 days after the Escrow Release Date (or on such later date as may be permitted by the Applicable Representative in its sole discretion) SIG Combibloc Ltd. (Thailand) (the “Thai Guarantor”) shall apply to the Bank of Thailand for, and use commercially reasonable efforts to obtain, in-principle approval for the remittance of any foreign currency sum pursuant to the Thai Guarantor’s obligation to make any payment under its guarantee of the Senior Notes (the “Thai Senior Notes Guarantee”).

In respect of any in-principle approval of the Bank of Thailand granted to the Thai Guarantor, the Thai Guarantor agrees to: (i) when it is required to remit the foreign currency sum pursuant to its obligation of payment under the Thai Senior Note Guarantee, comply with the Bank of Thailand’s requirements set out in such in-principle approval for obtaining the final approval of the Bank of Thailand for the remittance of such sum (to the full amount of its guarantee obligations), within the time limits specified by the Bank of Thailand (if any); (ii) if such in- principle approval has an expiry date, apply for the renewal or extension of such approval prior to the expiry date of such approval, so long as any of the obligations under the Thai Senior Note Guarantee are outstanding; and (iii) comply with the conditions set out in the final approval (if any) to allow the Thai Guarantor to remit the approved foreign currency sum (to the fullest extent) for the payment under the Thai Senior Note Guarantee.

Limitation on the US Issuers.  Notwithstanding anything contained in the Senior Notes Indenture to the contrary, neither of the US Issuers will, directly or indirectly, own or acquire any Equity Interests in a US Controlled Foreign Subsidiary.

Limitation on Ownership of Foreign Subsidiaries.  No Foreign Subsidiary of RGHL shall also be a Subsidiary of a Domestic Subsidiary of RGHL unless such Domestic Subsidiary is a disregarded entity for US tax purposes; provided, however, that such limitation shall not apply to (x) any Foreign Subsidiary of RGHL that is a Subsidiary of SIG Combibloc Inc., Closure Systems International Inc., Closure Systems Mexico Holdings LLC, CSI Mexico LLC, Pactiv Corporation or Pactiv International Holdings, Inc. as of the Issue Date, (y) any Foreign Subsidiary of a Domestic Subsidiary at the time such Domestic Subsidiary becomes a Subsidiary of RGHL (provided, however, that such Foreign Subsidiary did not become a Subsidiary of such Domestic Subsidiary in connection with, or in contemplation of, such Domestic Subsidiary becoming a Subsidiary of RGHL) or (z) any Foreign Subsidiary that is not a US Controlled Foreign Subsidiary.

Fiscal Year.  Each Issuer at all times will have the same fiscal year as BP I and BP II and RGHL.

Limitations on Amendment of 2007 Senior Subordinated Notes.  Except with the consent of the Holders of a majority in outstanding aggregate principal amount of the Senior Notes, BP II and the Obligors will not amend the 2007 Senior Subordinated Note Indenture or the notes and guarantees in respect of the foregoing if such amendment would result in any of the following:

(a) the principal obligor in respect of the 2007 Senior Subordinated Notes not being either RGHL or BP II;

(b) except as may be otherwise permitted under the Senior Notes Indenture under “— Certain Covenants — Future Senior Note Guarantors,” any Restricted Subsidiary other than a Senior Note Guarantor or an Issuer guaranteeing the 2007 Senior Subordinated Notes; or

(c) the terms of the 2007 Senior Subordinated Notes relating to subordination being materially less favorable overall to the Holders.

Covenant Suspension.  If (i) the Senior Notes have Investment Grade Ratings from both Rating Agencies, and the Issuers have delivered written notice of such Investment Grade Ratings to the Trustee, and (ii) no Default has occurred and is continuing under the Senior Notes Indenture, then, beginning on that day, BP I, BP II and the Restricted Subsidiaries will not be subject to the covenants (and related defaults) specifically listed under the following captions in this “Description of the August 2011 Senior Notes” section of the Prospectus (the “Suspended Covenants”):

(1) “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(2) “— Limitation on Restricted Payments;”

(3) “— Dividend and Other Payment Restrictions Affecting Subsidiaries;”

(4) “— Asset Sales;”

(5) “— Transactions with Affiliates;”

(6) “— Future Senior Note Guarantors;”

(7) clause (4) of the first paragraph of “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets;” and

(8) “— Change of Control.”

In the event that BP I, BP II and the Restricted Subsidiaries are not subject to the Suspended Covenants under the Senior Notes Indenture for any period of time as a result of the foregoing, and on any subsequent date one or both of the Rating Agencies (a) withdraw their Investment Grade Rating or downgrade the rating assigned to the Senior Notes below an Investment Grade Rating or (b) BP I, BP II or any of their Affiliates enters into an agreement to effect a transaction that would result in a breach of a Suspended Covenant if not so suspended and one or more of the Rating Agencies indicate that if consummated, such transaction (alone or together with any related recapitalization or refinancing transactions) would cause such Rating Agency to withdraw its Investment Grade Rating or downgrade the ratings assigned to the Senior Notes below an Investment Grade Rating, then BP I, BP II and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants under the Senior Notes Indenture. Such covenants will not, however, be of any effect with regard to the actions of BP I, BP II and the Restricted Subsidiaries properly taken during the continuance of the covenant suspension and the covenant described under “— Limitation on Restricted Payments” shall be interpreted as if it had been in effect since the Reference Date except that no Default will be deemed to have occurred and will not occur solely by reason of a Restricted Payment made during the covenant suspension.

During the continuance of the covenant suspension, no Restricted Subsidiary may be designated as an Unrestricted Subsidiary.

There can be no assurance that the Senior Notes will ever achieve or maintain Investment Grade Ratings.

Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets

The Senior Notes Indenture provides that each of BP I, BP II and each of the Issuers may not, directly or indirectly, consolidate, amalgamate or merge with or into or wind up or convert into (whether or not BP I, BP II or any Issuer, as applicable, is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or Substantially All of its properties or assets in one or more related transactions, to any Person unless:

(1) BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable, is the surviving person or the Person formed by or surviving any such consolidation, amalgamation, merger, winding up or conversion (if other than BP I, BP II, the US Issuer I, the US Issuer II, or the Luxembourg Issuer, as applicable) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of any member state of the European Union that was a member state on January 1, 2004, the United States, the District of Columbia, or any state or territory thereof, or New Zealand (BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable, or such Person, as the case may be, being herein called the “Successor Company”); provided that in the case where the surviving Person is not a corporation, a co-obligor of the Senior Notes is a corporation;

(2) the Successor Company (if other than BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable) expressly assumes all the obligations of BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable, under its Senior Note Guarantee (if applicable) and the Senior Notes Indenture pursuant to supplemental indentures or other documents or instruments in form and substance satisfactory to the Trustee;

(3) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

(4) immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period (and treating any Indebtedness which becomes an obligation of the Successor Company or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), either:

(a) the Successor Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” or

(b) the Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be greater than such ratio for BP I, BP II and the Restricted Subsidiaries immediately prior to such transaction;

(5) if the Successor Company is not BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable, the Issuers and each Senior Note Guarantor, unless it is the other party to the transactions described above, shall have by supplemental indenture confirmed that its obligations under the Senior Notes Indenture, Senior Notes and Senior Note Guarantee, as applicable, shall apply to such Person’s obligations under the Senior Notes Indenture, the Senior Notes and Senior Note Guarantee; and

(6) the Issuers shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, amalgamation or transfer and such supplemental indentures (if any) comply with the Senior Notes Indenture, provided that in giving such opinion such counsel may rely on an Officers’ Certificate as to compliance with the foregoing clauses (3) and (4) and as to any matters of fact.

The Successor Company (if other than BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable) will succeed to, and be substituted for, BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable, under the applicable Senior Note Guarantee (if applicable) and the Senior Notes Indenture, and in such event BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer, as applicable, will automatically be released and discharged from its obligations under the applicable Senior Note Guarantee and the Senior Notes Indenture. Notwithstanding the foregoing clauses (3) and (4), (a) any Restricted Subsidiary (other than an Issuer) may merge, consolidate or amalgamate with or transfer all or part of its properties and assets to BP I, BP II or to another Restricted Subsidiary, and (b) BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer may merge, consolidate or amalgamate with an Affiliate incorporated solely for the purpose of reincorporating BP I, BP II, the US Issuer I, the US Issuer II or the Luxembourg Issuer in a member state of (or in another member state of) the European Union that was a member state on January 1, 2004, the United States, the District of Columbia, or any state or territory thereof, or New Zealand or may convert into a limited liability company, so long as the amount of Indebtedness of BP I, BP II and the Restricted Subsidiaries is not increased thereby. The provisions set forth in this “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among BP I, BP II and the Restricted Subsidiaries.

The Senior Notes Indenture further provides, subject to certain limitations in the Senior Notes Indenture governing release of a Senior Note Guarantee upon the sale or disposition of a Restricted Subsidiary that is a Senior Note Guarantor, no Senior Note Guarantor (other than RGHL) will, and BP I and BP II will not permit any Senior Note Guarantor (other than RGHL) to, consolidate, amalgamate or merge with or into or wind up into (whether or not such Senior Note Guarantor is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or Substantially All of its properties or assets in one or more related transactions to, any Person unless:

(1) either (a) such Senior Note Guarantor is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than such Senior Note Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of any member state of the European Union that was a member state on January 1, 2004, the United States, the District of Columbia, or any state or territory thereof or New Zealand (such Senior Note Guarantor or such Person, as the case may be, being herein called the “Successor Senior Note Guarantor”), and the Successor Senior Note Guarantor (if other than such Senior Note Guarantor) expressly assumes all the obligations of such Senior Note Guarantor under the Senior Notes Indenture and such Senior Note Guarantor’s Senior Note Guarantee pursuant to a supplemental indenture or other documents or instruments in form satisfactory to the Trustee, or (b) if such sale or disposition or consolidation, amalgamation or merger is with a Person other than BP I, BP II or any Restricted Subsidiary, such sale or disposition or consolidation, amalgamation or merger is not in violation of the covenant described above under the caption “— Certain Covenants — Asset Sales;” and

(2) the Successor Senior Note Guarantor (if other than such Senior Note Guarantor) shall have delivered or caused to be delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger or transfer and such supplemental indenture (if any) comply with the Senior Notes Indenture.

Subject to certain limitations described in the Senior Notes Indenture, in a transaction to which the immediately preceding paragraph 1(a) applies, the Successor Senior Note Guarantor (if other than such Senior Note Guarantor) will succeed to, and be substituted for, such Senior Note Guarantor under the Senior Notes Indenture and such Senior Note Guarantor’s Senior Note Guarantee, and such Senior Note Guarantor will automatically be released and discharged from its obligations under the Senior Notes Indenture and such Senior Note Guarantor’s Senior Note Guarantee. Notwithstanding the foregoing, (1) a Senior Note Guarantor may merge, amalgamate or consolidate with an Affiliate incorporated solely for the purpose of reincorporating such Senior Note Guarantor in a member state of (or another member state of) the European Union that was a member state on January 1, 2004, the United States, the District of Columbia, or any state or territory thereof, or New Zealand so long as the amount of Indebtedness of the Senior Note Guarantor is not increased thereby, and (2) a Senior Note Guarantor may merge, amalgamate or consolidate with another Senior Note Guarantor, an Issuer, BP I or BP II.

In addition, notwithstanding the foregoing, any Senior Note Guarantor may consolidate, amalgamate or merge with or into or wind up into, or sell, assign, transfer, lease, convey or otherwise dispose of all or Substantially All of its properties or assets (collectively, a “Transfer”) to (x) BP I, an Issuer or any Senior Note Guarantor or (y) any Restricted Subsidiary that is not a Senior Note Guarantor; provided that at the time of each such Transfer pursuant to clause (y) the aggregate amount of all such Transfers since the Issue Date shall not exceed 5.0% of the consolidated assets of BP I, BP II, the Issuers and the Senior Note Guarantors as shown on the most recent available combined consolidated balance sheet of BP I, BP II, the Issuers and the Restricted Subsidiaries after giving effect to each such Transfer and including all Transfers occurring from and after the Issue Date (excluding Transfers in connection with the Transactions described in the Offering Circular).

Additional Covenants.  The Senior Notes Indenture also contains covenants with respect to the following matters: (a) payment of the principal, premium, any Additional Amounts and interest; (b) maintenance of an office or agency in New York; and (c) arrangements regarding the handling of money held.

Defaults

An Event of Default is defined in the Senior Notes Indenture as:

(1) a default in any payment of interest on any Senior Note when due, continued for 30 days;

(2) a default in the payment of principal or premium, if any, of any Senior Note when due at its Stated Maturity, upon optional redemption, upon required repurchase (other than with respect to any Change of Control Payment, which shall be governed by clause (4) below), upon declaration or otherwise;

(3) the failure by BP I, BP II, or any Restricted Subsidiaries to comply with the covenants described under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” or “— Limitation on the US Issuers”;

(4) the failure by BP I, BP II or any Restricted Subsidiaries to comply for 60 days after notice with its other agreements contained in the Senior Notes or the Senior Notes Indenture (other than a failure to purchase Senior Notes);

(5) the failure by BP I, BP II, an Issuer or any Significant Subsidiary to pay any Indebtedness (other than Indebtedness owing to BP I, BP II or a Restricted Subsidiary) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, in each case, if the total amount of such Indebtedness unpaid or accelerated exceeds $30.0 million or its foreign currency equivalent (the “cross-acceleration provision”);

(6) certain events of bankruptcy, insolvency or reorganization of BP I, BP II, an Issuer, a Significant Subsidiary or any Restricted Subsidiary that, directly or indirectly, owns or holds any Equity Interest of an Issuer (the “bankruptcy provisions”);

(7) failure by BP I, BP II, an Issuer or any Significant Subsidiary to pay final judgments aggregating in excess of $50.0 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days (the “judgment default provision”); or

(8) any Senior Note Guarantee of RGHL, BP I or a Significant Subsidiary (or any Senior Note Guarantee of one or more Senior Note Guarantors that collectively would represent a Significant Subsidiary) ceases to be in full force and effect (except as contemplated by the terms thereof or the terms of the Senior Notes Indenture) or BP I, BP II or any Senior Note Guarantor that qualifies as a Significant Subsidiary (or one or more Senior Note Guarantors that collectively would represent a Significant

Subsidiary) denies or disaffirms its obligations under the Senior Notes Indenture or any Senior Note Guarantee and such Default continues for 20 days.

The foregoing constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clause (4) (other than a failure to purchase Senior Notes) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of outstanding Senior Notes of such series notify the Issuers of the default and the Issuers do not cure or cause the cure of such default within the time specified in clause (4) hereof, after receipt of such notice.

If an Event of Default (other than a Default relating to (x) certain events of bankruptcy, insolvency or reorganization of BP I, BP II, an Issuer or any Restricted Subsidiary that, directly or indirectly, holds or owns any Equity Interest of an Issuer or (y) the covenant “— Limitation on the US Issuers”) occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of outstanding Senior Notes by notice to the Issuers may declare the principal of, premium, if any, and accrued but unpaid interest (including additional interest, if any) on all the Senior Notes to be due and payable. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to (x) certain events of bankruptcy, insolvency or reorganization of BP I, BP II, an Issuer or any Restricted Subsidiary that, directly or indirectly, holds or owns any Equity Interest of an Issuer or (y) the covenant “— Limitation on the US Issuers” occurs, the principal of, premium, if any, and interest on all the Senior Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any holders. Under certain circumstances, the holders of a majority in principal amount of outstanding Senior Notes may rescind any such acceleration with respect to the Senior Notes and its consequences.

In the event of any Event of Default specified in clause (5) of the first paragraph above, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) will be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of the Senior Notes, if within 20 days after such Event of Default arose the Issuers deliver an Officers’ Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the principal amount of the Senior Notes as described above be annulled, waived or rescinded upon the happening of any such events.

Subject to the provisions of the Senior Notes Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Senior Notes Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder may pursue any remedy with respect to the Senior Notes Indenture or the Senior Notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing,

(2) Holders of at least 25% in principal amount of the outstanding Senior Notes have requested the Trustee to pursue the remedy,

(3) such Holders have offered the Trustee security or indemnity satisfactory to it against any loss, liability or expense,

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and

(5) the Holders of a majority in principal amount of the outstanding Senior Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the Holders of a majority in principal amount of outstanding Senior Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Senior Notes Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under the Senior Notes Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action. We cannot assure you that indemnification satisfactory to the Trustee will be on commercially reasonable terms or terms acceptable to holders of the Senior Notes such that an agreement will be reached and the Trustee will act on behalf of the noteholders.

The Senior Notes Indenture provides that if a Default occurs and is continuing and has been notified to the Trustee, the Trustee must mail (or otherwise deliver in accordance with applicable DTC procedures) to each holder of Senior Notes notice of the Default within the earlier of 90 days after it occurs or 30 days after written notice of it is received by the Trustee. In addition, the Issuers are required to deliver to the Trustee, within 120 days after the end of each fiscal year and in any event, within 14 days of request by the Trustee, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Issuers also are required to deliver to the Trustee (i) as soon as any of them become aware of the occurrence of an Event of Default, written notice of the occurrence of such Event of Default and (ii) within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action BP I, BP II or any Issuer is taking or proposes to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Senior Notes Indenture and the Senior Notes may be amended with the consent of the holders of a majority in principal amount of the Senior Notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Senior Notes then outstanding; provided, however, that without the consent of each holder of an outstanding Senior Note affected, no amendment may, among other things:

(1) reduce the amount of Senior Notes whose holders must consent to an amendment,

(2) reduce the rate of or extend the time for payment of interest on any Senior Note,

(3) reduce the principal of or extend the Stated Maturity of any Senior Note,

(4) reduce the premium or amount payable upon the redemption of any Senior Note, change the time at which any Senior Note may be redeemed as described under “— Optional Redemption,” or “— Redemption for Taxation Reasons,”

(5) make any Senior Note payable in money other than that stated in such Senior Note,

(6) expressly subordinate the Senior Notes or any Senior Note Guarantee to any other Indebtedness of any Issuer, BP I or any Senior Note Guarantor not otherwise permitted by the Senior Notes Indenture,

(7) impair the right of any holder to receive payment of principal of, premium, if any, and interest on such holder’s Senior Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Senior Notes,

(8) make any change in the amendment provisions which require the holder’s consent as described in this sentence or in the waiver provisions or

(9) make any change in the provisions of the Senior Notes Indenture described under “— Withholding Taxes” that adversely affects the rights of any Holder to receive payments of Additional Amounts pursuant to such provisions or amend the terms of the Senior Notes or the Senior Notes Indenture in a way that would result in the loss of an exemption from any of the Taxes described thereunder that are required to be withheld or deducted by any Relevant Taxing Jurisdiction from any payments made on the Senior Note or any Senior Note Guarantees by the Payors, unless RGHL or any

Restricted Subsidiary agrees to pay any Additional Amounts that arise as a result. For purposes of this paragraph (9) a “Relevant Taxing Jurisdiction” shall include the United States.

Without the consent of any Holder, BP I, the Issuers, and the Trustee may amend the Senior Notes Indenture and the Senior Notes (1) to cure any ambiguity, omission, mistake, defect or inconsistency, (2) to give effect to any provision of the Senior Notes Indenture (including the release of any Senior Note Guarantees in accordance with the terms of the Senior Notes Indenture, and to comply with the covenant under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets”), (3) to provide for the assumption by a Successor Company of the obligations of any Issuer under the Senior Notes Indenture and the Senior Notes, or to provide for the assumption by a Successor Senior Note Guarantor of the obligations of a Senior Note Guarantor under the Senior Notes Indenture and its Senior Note Guarantee, (4) to provide for uncertificated Senior Notes in addition to or in place of certificated Senior Notes (provided that the uncertificated Senior Notes are issued in registered form for purposes of Section 163(f) of the Code), (5) to add a Senior Note Guarantee with respect to the Senior Notes, (6) to add to the covenants of BP I, BP II or any Senior Note Guarantor for the benefit of the Holders or to surrender any right or power conferred upon BP I or BP II, (7) to make any change that does not adversely affect the rights of any Holder, (8) to evidence and give effect to the acceptance and appointment under the Senior Notes Indenture of a successor Trustee, (9) to provide for the accession of the Trustee to any instrument in connection with the Senior Notes, (10) to make certain changes to the Senior Notes Indenture to provide for the issuance of Additional Senior Notes or (11) to comply with any requirement of the SEC in connection with the qualification of the Senior Notes Indenture under the US Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), if such qualification is required.

The consent of the noteholders is not necessary under the Senior Notes Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the Senior Notes Indenture becomes effective, the Issuers are required to mail (or otherwise deliver in accordance with applicable DTC procedures) to the respective noteholders a notice briefly describing such amendment. However, the failure to give such notice to all noteholders entitled to receive such notice, or any defect therein, will not impair or affect the validity of the amendment.

No Personal Liability of Directors, Officers, Employees, Managers and Stockholders

No (i) director, officer, employee, manager, incorporator or holder of any Equity Interests in BP I, BP II or any Issuer or any direct or indirect parent corporation or (ii) director, officer, employee or manager of a Senior Note Guarantor, will have any liability for any obligations of the Issuers under the Senior Notes, the Senior Notes Indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation; provided, however, the foregoing shall not in any manner affect the liability of a Senior Note Guarantor with respect to its Senior Note Guarantee. Each holder of Senior Notes by accepting a Senior Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Senior Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Transfer and Exchange

A noteholder may transfer or exchange Senior Notes in accordance with the Senior Notes Indenture. Upon any transfer or exchange, the registrar and the Trustee may require a noteholder, among other things, to furnish appropriate endorsements and transfer documents and the Issuers may require a noteholder to pay any taxes required by law or permitted by the Senior Notes Indenture. The Issuers are not required to transfer or exchange any Senior Note selected for redemption or to transfer or exchange any Senior Note for a period of 15 days prior to a selection of Senior Notes to be redeemed. The Senior Notes will be issued in registered form and the registered holder of a Senior Note will be treated as the owner of such Senior Note for all purposes.

Satisfaction and Discharge

The Senior Notes Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration or transfer or exchange of Senior Notes, as expressly provided for in the Senior Notes Indenture) as to all outstanding Senior Notes when:

(1) either (a) all the Senior Notes theretofore authenticated and delivered (except lost, stolen or destroyed Senior Notes which have been replaced or paid and Senior Notes for whose payment money has theretofore been deposited in trust or segregated and held by the Issuers and thereafter repaid to the Issuers or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all of the Senior Notes (i) have become due and payable, (ii) will become due and payable at their stated maturity within one year or (iii) if redeemable at the option of the Issuers, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers, and the Issuers have irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Senior Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Senior Notes to the date of deposit together with irrevocable instructions from the Issuers directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2) BP I, BP II, an Issuer or the Senior Note Guarantors have paid all other sums payable under the Senior Notes Indenture; and

(3) the Issuers have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent under the Senior Notes Indenture relating to the satisfaction and discharge of the Senior Notes Indenture have been complied with; provided that any counsel may rely on an Officers’ Certificate as to matters of fact.

Defeasance

The Issuers at any time may terminate all their obligations under the Senior Notes and the Senior Notes Indenture (“legal defeasance”), and cure any existing Defaults and Events of Default, except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Senior Notes, to replace mutilated, destroyed, lost or stolen Senior Notes and to maintain a registrar and paying agent in respect of the Senior Notes. The Issuers at any time may terminate their obligations under the covenants described under “— Certain Covenants,” the operation of the cross-acceleration provision and the bankruptcy provisions with respect to Significant Subsidiaries, and the judgment default provision described under “— Defaults” and the undertakings and covenants contained under “— Change of Control” and “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” (“covenant defeasance”). If the Issuers exercise their legal defeasance option or their covenant defeasance option, each Senior Note Guarantor will be released from all of its obligations with respect to its Senior Note Guarantee.

The Issuers may exercise their legal defeasance option notwithstanding their prior exercise of their covenant defeasance option. If the Issuers exercise their legal defeasance option, payment of the Senior Notes may not be accelerated because of an Event of Default with respect thereto. If the Issuers exercise their covenant defeasance option, payment of the Senior Notes may not be accelerated because of an Event of Default specified in clause (3), (4), (5), (6) (with respect only to Significant Subsidiaries), (7) or (8) under “— Defaults” or because of the failure of the Issuers to comply with clause (4) under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets.”

In order to exercise its defeasance option, the Issuers must irrevocably deposit (the “defeasance trust”) with the Trustee money in US Dollars for the payment of principal, premium (if any) and interest on the Senior Notes to redemption or maturity, as the case may be, and must comply with certain other conditions set out in the Senior Notes Indenture, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Senior Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or change in applicable U.S. federal income tax law).

Concerning the Trustee

The Bank of New York Mellon is the Trustee under the Senior Notes Indenture.

If the Trustee becomes a creditor of the Issuers or any Senior Note Guarantor, the Senior Notes Indenture and the Trust Indenture Act limit its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Senior Notes Indenture provides that in case an Event of Default will occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Senior Notes Indenture at the request of any Holder of Senior Notes, unless such Holder will have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Notices

All notices to noteholders will be validly given if mailed to them at their respective addresses in the register of the Holders of the Senior Notes, if any, maintained by the Registrar (or otherwise delivered in accordance with applicable DTC procedures). In addition, for so long as any Senior Notes are represented by Global Senior Notes, all notices to Holders of the Senior Notes will be delivered to DTC, which will give such notices to the holders of Book-Entry Interests.

Each such notice shall be deemed to have been given on the date of such publication or, if published more than once on different dates, on the first date on which publication is made; provided that, if notices are mailed (or otherwise delivered in accordance with applicable DTC procedures), such notice shall be deemed to have been given on the later of such publication and the seventh day after being so mailed or delivered. Any notice or communication mailed to a noteholder shall be mailed to such Person by first-class mail or other equivalent means (or otherwise delivered in accordance with applicable DTC procedures) and shall be sufficiently given to him if so mailed or delivered within the time prescribed. Failure to mail (or otherwise deliver in accordance with applicable DTC procedures) a notice or communication to a noteholder or any defect in it shall not affect its sufficiency with respect to other noteholders. If a notice or communication is mailed or delivered in the manner provided above, it is duly given, whether or not the addressee receives it.

Currency Indemnity and Calculation of Dollar-denominated Restrictions

The US Dollar is the sole currency of account and payment for all sums payable by BP I, BP II, the Issuers or any Senior Note Guarantor under or in connection with the Senior Notes, including damages. Any amount with respect to the Senior Notes received or recovered in a currency other than US Dollars, whether as a result of, or the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of the Issuers or any Senior Note Guarantor or otherwise by any noteholder or by the Trustee, in respect of any sum expressed to be due to it from the Issuers or any Senior Note Guarantor will only constitute a discharge to the Issuers or any Senior Note Guarantor to the extent of the US Dollar amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so).

If that US Dollar amount is less than the US Dollar amount expressed to be due to the recipient or the Trustee under any Senior Note, BP I, BP II, the Issuers and any Senior Note Guarantor will indemnify such recipient against any loss sustained by it as a result. In any event, BP I, BP II, the Issuers and any Senior Note

Guarantor will indemnify the recipient against the cost of making any such purchase. For the purposes of this currency indemnity provision, it will be prima facie evidence of the matter stated therein for the holder of a Senior Note or the Trustee to certify in a manner satisfactory to the Issuers (indicating the sources of information used) the loss it Incurred in making any such purchase. These indemnities constitute a separate and independent obligation from BP I, BP II, the Issuers and any Senior Note Guarantor’s other obligations, will give rise to a separate and independent cause of action, will apply irrespective of any waiver granted by any holder of a Senior Note or the Trustee (other than a waiver of the indemnities set out herein) and will continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any Senior Note or to the Trustee.

Except as otherwise specifically set forth herein, (a) for purposes of determining compliance with any euro-denominated restriction herein, the Euro Equivalent amount for purposes hereof that is denominated in a non-euro currency shall be calculated based on the relevant currency exchange rate in effect on the date such non-euro amount is Incurred or made, as the case may be, and (b) for purposes of determining compliance with any U.S. Dollar-denominated restriction herein, the U.S. Dollar Equivalent amount for purposes hereof that is denominated in a non-U.S. Dollar currency shall be calculated based on the relevant currency exchange rate in effect on the date such non-U.S. Dollar amount is Incurred or made, as the case may be.

Consent to Jurisdiction and Service

Each of BP I, BP II, the Issuers and the Senior Note Guarantors has irrevocably and unconditionally: (1) submitted itself and its property in any legal action or proceeding relating to the Senior Notes Indenture to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the general jurisdiction of the courts of the State of New York, sitting in the Borough of Manhattan, The City of New York, the courts of the United States of America for the Southern District of New York, appellate courts from any thereof and courts of its own corporate domicile, with respect to actions brought against it as defendant; (2) consented that any such action or proceeding may be brought in such courts and waive any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; (3) designated and appointed the US Issuer II as its authorized agent upon which process may be served in any action, suit or proceeding arising out of or relating to the Senior Notes Indenture that may be instituted in any Federal or state court in the State of New York; and (4) agreed that service of any process, summons, notice or document by US registered mail addressed to the US Issuer II, with written notice of said service to such Person at the address of the US Issuer II set forth in the Senior Notes Indenture shall be effective service of process for any action, suit or proceeding brought in any such court.

Enforceability of Judgments

Since a significant portion of the assets of BP I, BP II, the Issuers and the Senior Note Guarantors are outside the United States, any judgment obtained in the United States against BP I, BP II, the Issuers or any Senior Note Guarantor, including judgments with respect to the payment of principal, premium, interest, Additional Amounts, redemption price and any purchase price with respect to the Senior Notes, may not be collectable within the United States.

Governing Law

The Senior Notes Indenture provides that it and the Senior Notes are governed by, and construed in accordance with, the laws of the State of New York. Notwithstanding anything to the contrary, articles 86 to 94-8 of the Luxembourg law of August 10, 1915 on commercial companies shall not be applicable in respect of the Senior Notes.

See “Certain Insolvency and Other Local Law Considerations” and “Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — Enforcing your rights as a holder of the notes or under the guarantees, or with respect to the Senior Secured Notes, the security, across multiple jurisdictions may be difficult.”

Book-Entry, Delivery and Form

General

The Senior Notes will be represented by one or more global Senior Notes (collectively, the “Global Senior Notes”). The Global Senior Notes will be deposited upon issuance with a custodian for the Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee of DTC.

In the event that Additional Senior Notes are issued pursuant to the terms of the Senior Notes Indenture, the Issuers may, in their sole discretion, cause some or all of such Additional Senior Notes, if any, to be issued in the form of one or more global Senior Notes (the “Additional Global Senior Notes”) and registered in the name of and deposited with the nominee of DTC.

Ownership of beneficial interests in each Global Senior Note and ownership of interests in each Additional Global Senior Note (together, the “Book-Entry Interests”) will be limited to persons that have accounts with the Depositary or persons that may hold interests through such participants. Book-Entry Interests will be shown on, and transfers thereof will be effected only through, records maintained in book-entry form by the Depositary and their participants. As used in this section, “Depositary” means, with respect to the Global Senior Notes and the Additional Global Senior Notes, if any, DTC.

The Book-Entry Interests will not be held in definitive form. Instead, the Depositary will credit on its book-entry registration and transfer systems a participant’s account with the interest beneficially owned by such participant. The laws of some jurisdictions, including certain states of the United States, may require that certain purchasers of securities take physical delivery of such securities in definitive form. The foregoing limitations may impair your ability to own, transfer or pledge or grant any other security interest in Book-Entry Interests. In addition, while the Senior Notes are in global form, “holders” of Book-Entry Interests may not be considered the owners or “holders” of Senior Notes for purposes of the Senior Notes Indenture.

So long as the Senior Notes and any Additional Senior Notes are held in global form, DTC (or its nominee), may be considered the sole holder of Global Senior Notes for all purposes under the Senior Notes Indenture. As such, participants must rely on the procedures of DTC, and indirect participants must rely on the procedures of DTC and the participants through which they own Book-Entry Interests, to transfer their interests or to exercise any rights of holders under the Senior Notes Indenture.

The Issuers and the Trustee and their respective agents will not have any responsibility or be liable for any aspect of the records relating to the Book-Entry Interests.

Issuance of Definitive Registered Senior Notes

Under the terms of the Senior Notes Indenture, owners of Book-Entry Interests will not receive definitive Senior Notes in registered form (“Definitive Registered Senior Notes”) in exchange for their Book-Entry Interests unless (a) the Issuers have consented thereto in writing, or such transfer or exchange is made pursuant to one of clauses (i), (ii) or (iii) of this paragraph and (b) such transfer or exchange is in accordance with the applicable rules and procedures of the Depositary and the applicable provisions of the Senior Notes Indenture. Subject to applicable provisions of the Senior Notes Indenture, Definitive Registered Senior Notes shall be transferred to all owners of Book-Entry Interests in the relevant Global Senior Note if:

(i) the Issuers notify the Trustee in writing that the Depositary is unwilling or unable to continue to act as depositary and the Issuers do not appoint a successor depositary within 120 days;

(ii) the Depositary so requests if an Event of Default under the Senior Notes Indenture has occurred and is continuing; or

(iii) the Issuers, at their option, notify the Trustee in writing that they elect to issue Definitive Registered Senior Notes under the Senior Notes Indenture.

In such an event, Definitive Registered Senior Notes will be issued and registered in the name or names and issued in denominations of $100,000 in principal amount and integral multiples of $1,000 as requested by or on behalf of the Depositary (in accordance with its customary procedures and certain certification requirements and based upon directions received from participants reflecting the beneficial ownership of the Book-Entry Interests), and such Definitive Registered Senior Notes will bear the restrictive legend referred to in “Transfer Restrictions,” unless that legend is not required by the Senior Notes Indenture or applicable law. Payment of principal of, and premium, if any, and interest on the Senior Notes shall be payable at the place of payment designated by the Issuers pursuant to the Senior Notes Indenture; provided, however, that at the Issuers’ option, payment of interest on a Senior Note may be made by check mailed to the person entitled thereto to such address as shall appear on the Senior Note register.

Redemption of the Global Senior Notes

In the event any Global Senior Note, or any portion thereof, is redeemed, the Depositary will distribute the amount received by it in respect of the Global Senior Note so redeemed to the holders of the Book-Entry Interests in such Global Senior Note. The redemption price payable in connection with the redemption of such Book-Entry Interests will be equal to the amount received by the Depositary in connection with the redemption of such Global Senior Note (or any portion thereof).

We understand that under existing practices of DTC, if fewer than all of the Senior Notes are to be redeemed at any time, DTC will credit their respective participants’ accounts on a proportionate basis (with adjustments to prevent fractions) or by lot or on such other basis as they deem fair and appropriate; provided, however, that no book-entry interest of less than $100,000 in principal amount may be redeemed in part.

Payments on Global Senior Notes

Payments of any amounts owing in respect of the Global Senior Notes for the Senior Notes (including principal, premium, interest, additional interest and Additional Amounts) will be made by the Issuers in US Dollars to the paying agents under the Senior Notes Indenture. The paying agents will, in turn, make such payments to the Depositary or its nominee, as the case may be, which will distribute such payments to their respective participants in accordance with their respective procedures.

Under the terms of the Senior Notes Indenture, the Issuers, the Trustee and the paying agents will treat the registered holder of the Global Senior Notes as the owner thereof for the purpose of receiving payments and other purposes under the Senior Notes Indenture. Consequently, the Issuers, the Trustee and the paying agents and their respective agents have not and will not have any responsibility or liability for:

•	any aspect of the records of the Depositary or any participant or indirect participant relating to, or payments made on account of, a Book-Entry Interest, for any such payments made by the Depositary or any participant or indirect participants, or maintaining, supervising or reviewing the records of the Depositary or any participant or indirect participant relating to or payments made on account of a Book-Entry Interest; or

•	the Depositary or any participant or indirect participant.

Payments by participants to owners of Book-Entry Interests held through participants are the responsibility of such participants, as is the case with securities held for the accounts of customers registered in “street name.”

Action by Owners of Book-Entry Interests

We understand that the Depositary will take any action permitted to be taken by a holder of Senior Notes only at the direction of one or more participants to whose account the Book-Entry Interests in the Global Senior Notes are credited and only in respect of such portion of the aggregate principal amount of Senior Notes as to which such participant or participants has or have given such direction. The Depositary will not exercise any discretion in the granting of consents, waivers or the taking of any other action in respect of the Global Senior Notes. However, if there is an Event of Default under the Senior Notes, the Depositary reserves the right to exchange the Global Senior Notes for Definitive Registered Senior Notes in certificated form, and to distribute such Definitive Registered Senior Notes to its respective participants.

Transfers

Transfers of any Global Senior Note shall be limited to transfers of such Global Senior Note in whole, but (subject to the provisions described above under “— Book-Entry, Delivery and Form — Issuance of Definitive Registered Senior Notes,” to provisions described below in the section “— Book-Entry, Delivery and Form — Transfers” and the applicable provisions of the Senior Notes Indenture), not in part, to the Depositary, its successors or its nominees.

Subject to the foregoing, Book-Entry Interests may be transferred and exchanged in a manner otherwise in accordance with the terms of the Senior Notes Indenture. Any Book-Entry Interest in one of the Global Senior Notes that is transferred to a person who takes delivery in the form of a Book-Entry Interest in another Global Senior Note will, upon transfer, cease to be a Book-Entry Interest in the first mentioned Global Senior Note and become a Book-Entry Interest in the relevant Global Senior Note, and accordingly, will thereafter be subject to all transfer restrictions, if any, and other procedures applicable to Book-Entry Interests in such other Global Senior Note for as long as that person retains such Book-Entry Interests.

Definitive Registered Senior Notes, if any, may be transferred and exchanged for Book-Entry Interests in a Global Senior Note only pursuant to the terms of the Senior Notes Indenture and, if required, only after the transferor first delivers to the Trustee a written certificate (in the form provided in the Senior Notes Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Senior Notes. See “Plan of Distribution.”

Global Clearance and Settlement Under the Book-Entry System

Initial Settlement

Initial settlement for the Senior Notes will be made in US Dollars. In the case of Book-Entry Interests held through DTC, such Book-Entry Interests will be credited to the securities custody account of DTC holders, as applicable, on the business day following the settlement date against payment for value on the settlement date.

Secondary Market Trading

The Book-Entry Interests will trade through participants of the Depositary, and will settle in same-day funds. Since the purchase determines the place of delivery, it is important to establish at the time of trading any Book-Entry Interests where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date.

Clearing Information

We expect that the Senior Notes will be accepted for clearance through the facilities of DTC.

Information Concerning DTC

All Book-Entry Interests will be subject to the operations and procedures of DTC. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by such settlement system and may be changed at any time. We are not responsible for those operations or procedures.

We understand the following with respect to DTC:

DTC was created to hold securities for its participants and facilitate the clearance and settlement transactions among its participants. It does this through electronic book-entry changes in the accounts of securities participants, eliminating the need for physical movement of securities certificates. DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC’s owners are the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. and a number of its direct participants. Others, such as banks, brokers and dealers and trust companies that clear through or maintain a custodial relationship with a direct participant also have access to the DTC system and are known as indirect participants.

The information in this section concerning DTC and its book-entry systems has been obtained from sources we believe to be reliable, but we take no responsibility for the accuracy thereof.

Certain Definitions

“2007 Credit Agreement” means the senior facilities agreement dated May 11, 2007, among, among others, BP I and Credit Suisse as mandated lead arranger, agent, issuing bank and security trustee, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder (subject to compliance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Liens”) or altering the maturity thereof.

“2007 Notes” means the 2007 Senior Notes and the 2007 Senior Subordinated Notes.

“2007 Notes Collateral” means (x) all of the capital stock of BP I and (y) the receivables under the intercompany loans, each dated June 29, 2007 and between BP II and BP I in respect of the proceeds from the 2007 Senior Notes and the 2007 Senior Subordinated Notes, as from time to time amended, supplemented or modified.

“2007 Notes Security Documents” means the agreements or other instruments entered into or to be entered into between, inter alios, the collateral agent under the 2007 Senior Note Indenture and 2007 Senior Subordinated Note Indenture, the trustee under the 2007 Senior Note Indenture and 2007 Senior Subordinated Note Indenture, RGHL and BP II pursuant to which security interests in the 2007 Notes Collateral are granted to secure the 2007 Senior Notes and the 2007 Senior Subordinated Notes from time to time, as from time to time amended, supplemented or modified.

“2007 Senior Note Indenture” means the Indenture dated as of June 29, 2007, among BP II, the Senior Note Guarantors from time to time party thereto and as defined therein, the Trustee, as trustee, principal paying agent and transfer agent, BNY Fund Services (Ireland) Limited, as paying agent in Dublin and transfer agent, and Credit Suisse, as security agent.

“2007 Senior Notes” means the €480.0 million aggregate principal amount of 8% Senior Notes due 2016 issued pursuant to the 2007 Senior Note Indenture.

“2007 Senior Subordinated Note Indenture” means the Indenture dated as of June 29, 2007, among BP II, the Senior Note Guarantors from time to time party thereto and as defined therein, the Trustee, as trustee, principal paying agent and transfer agent, BNY Fund Services (Ireland) Limited, as paying agent in Dublin and transfer agent, and Credit Suisse, as security agent.

“2007 Senior Subordinated Notes” means the €420.0 million aggregate principal amount of 9 1/2% Senior Subordinated Notes due 2017 issued pursuant to the 2007 Senior Subordinated Note Indenture.

“2007 UK Intercreditor Agreement” means the intercreditor agreement dated May 11, 2007, among RGHL, BP I, the senior lenders identified therein, Credit Suisse, as senior agent thereunder, the senior issuing banks as identified therein, the subordinated bridging lenders, Credit Suisse, as subordinated bridging agent, Credit Suisse, as security trustee, and the other parties identified therein, as amended on November 5, 2009, and as amended, supplemented or modified from time to time thereafter.

“2009 Indenture” means the Indenture dated as of November 5, 2009, among Reynolds Group DL Escrow Inc., Reynolds Group Escrow LLC and The Bank of New York Mellon as Trustee, Principal Paying

Agent, Transfer Agent, Registrar and Collateral Agent, as supplemented, amended and modified from time to time thereafter.

“2009 Notes” means the $1,125.0 million aggregate principal amount and €450.0 million aggregate principal amount of 7.750% Senior Secured Notes due 2016 issued pursuant to the 2009 Indenture.

“2009 Post-Closing Reorganization” means the transactions contemplated in that certain Post-Closing Steps dated as of October 31, 2009, prepared by RGHL.

“2009 Security Documents” means those agreements or other instruments entered into pursuant to which security interests in the Collateral (as defined in the 2009 Indenture) are granted to secure the 2009 Notes and the guarantees thereof.

“Acquired Indebtedness” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged, consolidated or amalgamated with or into or became a Restricted Subsidiary of such specified Person (including, for the avoidance of doubt, Indebtedness Incurred by such other Person in connection with, or in contemplation of, such other Person merging, consolidating or amalgamating with or into or becoming a Restricted Subsidiary of such specified Person); and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Acquisition” means the acquisition by BP III of the Target, by way of purchase of all the Target Shares (i) from RGHL prior to the Reference Date, (ii) under the Offer and Squeeze-Out, (iii) by way of market purchases and (iv) by way of over-the-counter purchases.

“Acquisition Documents” means the Offer Prospectus, the Pre-Announcement and any other document entered into in connection therewith, in each case as amended, supplemented or modified from time to time prior to the Issue Date or thereafter (so long as any amendment, supplement or modification after the Issue Date, together with all other amendments, supplements and modifications after the Issue Date, taken as a whole, is not more disadvantageous to the holders of the Senior Notes in any material respect than the Acquisition Documents as in effect on the Issue Date).

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Applicable Premium” (as determined by the Issuers) means, with respect to any Senior Note at any redemption date, the greater of (i) 1.00% of the principal amount of such Senior Note and (ii) the excess, if any, of (A) the present value at such redemption date of (1) the redemption price of such Senior Note on August 15, 2015 (such redemption price being described in the first paragraph under “— Optional Redemption” exclusive of any accrued interest and additional interest, if any) plus (2) all required remaining scheduled interest payments due on such Senior Note through August 15, 2015 (excluding accrued but unpaid interest and additional interest, if any, to the redemption date), computed using a discount rate equal to the Treasury Rate at the redemption date plus 50 basis points over (B) the principal amount of such Senior Note on such redemption date.

“Applicable Representative” means the administrative agent under the Senior Secured Credit Facilities, acting in its capacity as Applicable Representative under the First Lien Intercreditor Agreement.

“Asset Sale” means:

(1) the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a Sale/Leaseback Transaction) outside the ordinary course of business of BP I, BP II or any Restricted Subsidiary (each referred to in this definition as a “disposition”) or

(2) the issuance or sale of Equity Interests (other than directors’ qualifying shares and shares issued to foreign nationals or other third parties to the extent required by applicable law) of any Restricted Subsidiary (other than to BP I, BP II or a Restricted Subsidiary and other than the issuance of Preferred Stock of a Restricted Subsidiary issued in compliance with the covenant described under “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) (whether in a single transaction or a series of related transactions), in each case other than:

(a) a disposition of cash, Cash Equivalents or Investment Grade Securities or obsolete, surplus or worn-out property or equipment in the ordinary course of business;

(b) transactions permitted pursuant to the provisions described above under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control;

(c) any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under “— Certain Covenants — Limitation on Restricted Payments;”

(d) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary, which assets or Equity Interests so disposed or issued have an aggregate Fair Market Value of less than $15.0 million;

(e) any disposition of property or assets, or the issuance of securities, by a Restricted Subsidiary to RGHL or by BP I, BP II or a Restricted Subsidiary to BP I, BP II or a Restricted Subsidiary;

(f) any exchange of assets (including a combination of assets and Cash Equivalents) for assets related to a Similar Business of comparable or greater Fair Market Value or, as determined in good faith by senior management or the Board of Directors of BP I or BP II, to be of comparable or greater usefulness to the business of BP I, BP II and the Restricted Subsidiaries as a whole;

(g) foreclosure, exercise of termination rights or any similar action with respect to any property or any other asset of BP I, BP II or any Restricted Subsidiaries;

(h) any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i) the lease, assignment or sublease of any real or personal property in the ordinary course of business;

(j) any sale of inventory, trading stock or other assets in the ordinary course of business;

(k) any grant in the ordinary course of business of any license of patents, trademarks, know-how or any other intellectual property;

(l) an issuance of Capital Stock pursuant to an equity incentive or compensation plan approved by the Board of Directors;

(m) dispositions consisting of the granting of Permitted Liens;

(n) dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(o) any disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than BP I, BP II or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition;

(p) any surrender or waiver of contract rights or the settlement, release, recovery on or surrender of contract, tort or other claims of any kind;

(q) a Financing Disposition or a transfer (including by capital contribution) of accounts receivable and related assets of the type specified in the definition of “Receivables Financing” (or a fractional undivided interest therein) by a Receivables Subsidiary or any Restricted Subsidiary (x) in a Qualified Receivables Financing or (y) pursuant to any other factoring on arm’s length terms or (z) in the ordinary course of business;

(r) the sale of any property in a Sale/Leaseback Transaction not prohibited by the Senior Notes Indenture with respect to any assets built or acquired by BP I, BP II or any Restricted Subsidiary after the Reference Date;

(s) in the ordinary course of business, any lease, assignment or sublease of any real or personal property, in exchange for services (including in connection with any outsourcing arrangements) of comparable or greater Fair Market Value or, as determined in good faith by senior management or the Board of Directors of BP I or BP II, to be of comparable or greater usefulness to the business of BP I, BP II and the Restricted Subsidiaries as a whole; provided that any cash or Cash Equivalents received must be applied in accordance with the covenant described under “— Certain Covenants — Asset Sales;” and

(t) sales or other dispositions of Equity Interests in joint ventures in existence on the Issue Date.

“Bank Indebtedness” means any and all amounts payable under or in respect of any Credit Agreement, the other Credit Agreement Documents and any Local Facility Agreement, in each case as amended, restated, supplemented, waived, replaced, restructured, repaid, refunded, refinanced or otherwise modified from time to time (including after termination of such Credit Agreement or Local Facility Agreement), including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to RGHL, BP I or BP II whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

“Board of Directors” means, as to any Person, the board of directors or managers, as applicable, of such Person (or, if such Person is a partnership, the board of directors or other governing body of the general partner of such Person) or any duly authorized committee thereof.

“BP II” means Beverage Packaging Holdings (Luxembourg) II S.A., a company incorporated as a société anonyme under the laws of Luxembourg with registered office at 6C, rue Gabriel Lippmann, L-5365 Munsbach, Grand Duchy of Luxembourg (or any successor in interest thereto).

“BP III” means Beverage Packaging Holdings (Luxembourg) III S.à r.l., a company incorporated as a société à responsabilité limitée under the laws of Luxembourg with registered office at 6C, rue Gabriel Lippmann, L-5365 Munsbach, Grand Duchy of Luxembourg (or any successor in interest thereto).

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions are authorized or required by law to close in New York City, Luxembourg or London.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock or shares;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Cash Equivalents” means:

(1) US dollars, pounds sterling, euro, the national currency of any member state in the European Union or, in the case of any Restricted Subsidiary that is not organized or existing under the laws of the United States, any member state of the European Union or any state or territory thereof, such local currencies held by it from time to time in the ordinary course of business;

(2) securities issued or directly and fully guaranteed or insured by the US, U.K. Canadian, Swiss or Japanese government or any country that is a member of the European Union or any agency or instrumentality thereof in each case maturing not more than two years from the date of acquisition;

(3) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances, in each case with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank whose long-term debt is rated “A” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency);

(4) repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper issued by a corporation (other than an Affiliate of any Issuer) rated at least “A-2” or the equivalent thereof by S&P or “P-2” or the equivalent thereof by Moody’s (or reasonably equivalent ratings of another internationally recognized ratings agency) and in each case maturing within one year after the date of acquisition;

(6) readily marketable direct obligations issued by any state of the United States of America, any province of Canada, any member of the European Monetary Union, the United Kingdom, Switzerland or Norway or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two years from the date of acquisition;

(7) Indebtedness issued by Persons (other than any Issuer or any of its Affiliates) with a rating of “A” or higher from S&P or “A-2” or higher from Moody’s in each case with maturities not exceeding two years from the date of acquisition;

(8) for the purpose of paragraph (a) of the definition of “Asset Sale,” any marketable securities of third parties owned by BP I, BP II or the Restricted Subsidiaries on the Issue Date;

(9) interest in investment funds investing at least 95% of their assets in securities of the types described in clauses (1) through (7) above; and

(10) instruments equivalent to those referred to in clauses (1) through (8) above denominated in euro or any other foreign currency comparable in credit quality and tenor to those referred to above and commonly used by corporations for cash management purposes in any jurisdiction outside the United States to the extent reasonably required in connection with any business conducted by any Subsidiary organized in such jurisdiction.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of:

(1) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Profit (including amortization of original issue discount and bond premium, the interest component of Capitalized Lease Obligations, and net payments and receipts (if any) pursuant to interest rate Hedging Obligations (provided, however, that if Hedging Obligations result in net benefits received by such Person, such benefits shall be credited to reduce Consolidated Interest Expense to the extent paid in cash unless, pursuant to GAAP, such net benefits are otherwise reflected in Consolidated Net Profit) and excluding amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses and expensing of any bridge commitment or other financing fees); plus

(2) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (but excluding any capitalizing interest on Subordinated Shareholder Funding); plus

(3) commissions, discounts, yield and other fees and charges Incurred in connection with any Receivables Financing which are payable to Persons other than BP I, BP II and the Restricted Subsidiaries; minus

(4) interest income for such period.

“Consolidated Net Profit” means, with respect to any Person for any period, the aggregate of the Net Profit of such Person and its Restricted Subsidiaries for such period, on a consolidated basis; provided, however, that, without duplication:

(1) any net after-tax extraordinary, nonrecurring or unusual gains or losses or income, expenses or charges (less all fees and expenses relating thereto) including severance expenses, relocation costs and expenses and expenses or charges related to any Equity Offering, Permitted Investment, acquisition (including integration costs) or Indebtedness permitted to be Incurred by the Senior Notes Indenture (in each case, whether or not successful), including any such fees, expenses, charges or change in control payments made under the Acquisition Documents, the Reynolds Acquisition Documents, the Evergreen Acquisition Documents, the Pactiv Acquisition Document, the Reynolds Foodservice Acquisition Document, the Dopaco Acquisition Document, the Graham Packaging Acquisition Document or otherwise related to the Transactions, in each case, shall be excluded;

(2) any increase in amortization or depreciation or any one-time non-cash charges or increases or reductions in Net Profit, in each case resulting from purchase accounting in connection with the Transactions or any acquisition that is consummated after the Issue Date shall be excluded;

(3) the Net Profit for such period shall not include the cumulative effect of a change in accounting principles during such period;

(4) any net after-tax income or loss from discontinued operations and any net after-tax gains or losses on disposal of discontinued operations shall be excluded;

(5) any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to business dispositions or asset dispositions other than in the ordinary course of business (as determined in good faith by the Board of Directors of BP I or BP II) shall be excluded;

(6) any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of indebtedness or Hedging Obligations or other derivative instruments shall be excluded;

(7) the Net Profit for such period of any Person that is not a Subsidiary of such Person, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period;

(8) solely for the purpose of determining the amount available for Restricted Payments under clause (1) of the definition of Cumulative Credit contained in “— Certain Covenants — Limitation on Restricted Payments,” the Net Profit for such period of any Restricted Subsidiary (other than any Issuer or any Senior Note Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of its Net Profit is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally waived or are permitted under the covenant described under “— Certain Covenants — Dividend and Other Payment Restrictions Affecting Subsidiaries;” provided that the Consolidated Net Profit of such Person shall be increased by the amount of dividends or other distributions or other payments actually paid in cash (or converted into cash) by any such Restricted Subsidiary to such Person, to the extent not already included therein;

(9) an amount equal to the amount of Tax Distributions actually made to any parent of such Person in respect of such period in accordance with clause (12) of the second paragraph under “— Certain Covenants — Limitation on Restricted Payments” shall be included as though such amounts had been paid as income taxes directly by such Person for such period;

(10) any non-cash impairment charges or asset write-offs, and the amortization of intangibles arising in each case pursuant to GAAP or the pronouncements of the IASB shall be excluded;

(11) any non-cash expense realized or resulting from stock option plans, employee benefit plans or post-employment benefit plans, grants and sales of stock, stock appreciation or similar rights, stock options or other rights to officers, directors and employees shall be excluded;

(12) any (a) one-time non-cash compensation charges, (b) the costs and expenses after the Issue Date related to employment of terminated employees, (c) costs or expenses realized in connection with, resulting from or in anticipation of the Transactions or (d) costs or expenses realized in connection with or resulting from stock appreciation or similar rights, stock options or other rights existing on the Issue Date of officers, directors and employees, in each case of such Person or any of its Restricted Subsidiaries, shall be excluded;

(13) accruals and reserves that are established or adjusted as a result of the Transactions (including as a result of the adoption or modification of accounting policies in connection with the Transactions) within 12 months after the Issue Date and that are so required to be established in accordance with GAAP shall be excluded;

(14) solely for purposes of calculating EBITDA, (a) the Net Profit of any Person and its Restricted Subsidiaries shall be calculated without deducting the income attributable to, or adding the losses attributable to, the minority equity interests of third parties in any non-wholly owned Restricted Subsidiary except to the extent of dividends declared or paid in respect of such period or any prior period on the shares of Capital Stock of such Restricted Subsidiary held by such third parties and (b) any ordinary course dividend, distribution or other payment paid in cash and received from any Person in excess of amounts included in clause (7) above shall be included;

(15) (a) (i) the non-cash portion of “straight-line” rent expense shall be excluded and (ii) the cash portion of “straight-line” rent expense that exceeds the amount expensed in respect of such rent expense shall be included and (b) non-cash gains, losses, income and expenses resulting from fair value accounting required by the applicable standard under GAAP shall be excluded;

(16) unrealized gains and losses relating to hedging transactions and mark-to-market of Indebtedness denominated in foreign currencies resulting from the applications of the applicable standard under GAAP shall be excluded; and

(17) solely for the purpose of calculating Restricted Payments, the difference, if positive, of the Consolidated Taxes of BP I and BP II calculated in accordance with GAAP and the actual Consolidated Taxes paid in cash by BP I and BP II during any Reference Period shall be included.

Notwithstanding the foregoing, for the purpose of the covenant described under “— Certain Covenants — Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Profit any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries of BP I or BP II or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clauses (5) and (6) of the definition of Cumulative Credit contained therein.

“Consolidated Non-cash Charges” means, with respect to any Person for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Profit of such Person for such period on a consolidated basis and otherwise determined in accordance with GAAP, but excluding any such charge which consists of or requires an accrual of, or cash reserve for, anticipated cash charges for any future period.

“Consolidated Taxes” means with respect to any Person for any period, provision for taxes based on income, profits or capital, including, without limitation, national, state, franchise and similar taxes and any Tax Distributions taken into account in calculating Consolidated Net Profit.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent:

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2) to advance or supply funds:

(a) for the purchase or payment of any such primary obligation, or

(b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Credit Agreement” means (i) the Senior Secured Credit Facilities and (ii) whether or not the instruments referred to in clause (i) remain outstanding, if designated by the Issuers to be included in the definition of “Credit Agreement,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances) or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Credit Agreement Documents” means the collective reference to the Credit Agreement, any notes issued pursuant thereto and the guarantees thereof and any security or collateral documents entered into in relation thereto, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified from time to time.

“Currency Agreement” means, in respect of a Person, any foreign exchange contract, currency swap agreement, currency futures contract, currency option contract, currency derivative or other similar agreement to which such Person is a party or beneficiary.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by BP I, BP II or one of the Restricted Subsidiaries in connection with an Asset Sale that is so designated as

Designated Non-cash Consideration pursuant to an Officers’ Certificate, setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of BP I or BP II or any direct or indirect parent of BP I or BP II (other than Disqualified Stock), that is issued for cash (other than to BP I, BP II or any of their respective Subsidiaries or an employee stock ownership plan or trust established by BP I, BP II or any of their respective Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officers’ Certificate, on the issuance date thereof.

“Disinterested Directors” means, with respect to any Affiliate Transaction, one or more members of the Board of Directors of BP I, BP II or any parent company of BP I or BP II having no material direct or indirect financial interest in or with respect to such Affiliate Transaction. A member of any such Board of Directors shall not be deemed to have such a financial interest by reason of such member’s holding of Equity Interests of BP I, BP II or any parent company of BP I or BP II or any options, warrants or other rights in respect of such Equity Interests.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event:

(1) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than as a result of a change of control or asset sale; provided that the relevant asset sale or change of control provisions, taken as a whole, are not materially more disadvantageous to the holders of the Senior Notes than is customary in comparable transactions (as determined in good faith by the Issuers));

(2) is convertible or exchangeable for Indebtedness or Disqualified Stock of such Person; or

(3) is redeemable at the option of the holder thereof, in whole or in part (other than solely as a result of a change of control or asset sale),

in each case prior to 91 days after the maturity date of the Senior Notes or the date the Senior Notes are no longer outstanding; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided, further, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of BP I, BP II or their respective Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by BP I or BP II in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability; provided, further, that any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock shall not be deemed to be Disqualified Stock.

“Disqualified Subsidiary” means Graham Holdings and each of its Subsidiaries until all Graham Packaging 2014 Notes, Graham Packaging 2017 Notes and Graham Packaging 2018 Notes have been repaid, prepaid, repurchased or redeemed in full or defeased pursuant to the defeasance provisions contained in the related indentures.

“Domestic Subsidiary” means, with respect to any Person, any Subsidiary of such Person that is incorporated or organized under the laws of the United States of America or any state thereof or the District of Columbia.

“Dopaco Acquisition Document” means the Purchase and Sale Agreement, dated as of March 3, 2011, among Cascades USA Inc., Reynolds Group Holdings Limited and Cascades Inc.

“Dopaco Transactions” refers to: (i) the acquisition by RGHL, through its wholly owned subsidiaries Pactiv Corporation and Reynolds Food Packaging Canada Inc. of all of the outstanding stock of Dopaco Inc.

and Dopaco Canada Inc. pursuant to the Dopaco Acquisition Document, (ii) the other transactions related to the foregoing and (iii) the payment of fees and expenses related to the foregoing.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Profit of such Person for such period plus, without duplication, to the extent the same was deducted in calculating Consolidated Net Profit:

(1) Consolidated Taxes; plus

(2) Consolidated Interest Expense; plus

(3) Consolidated Non-cash Charges; plus

(4) business optimization expenses and other restructuring charges, expenses or reserves; provided that, with respect to each business optimization expense or other restructuring charge, expense or reserve, the Issuers shall have delivered to the Trustee an Officers’ Certificate specifying and quantifying such expense, charge or reserve and stating that such expense, charge or reserve is a business optimization expense or other restructuring charge or reserve, as the case may be; plus

(5) the amount of management, monitoring, consulting and advisory fees and related expenses paid to Rank (or any accruals relating to such fees and related expenses) during such period pursuant to the terms of the agreements between Rank and BP I or BP II and its Subsidiaries as described with particularity in the Prospectus and as in effect on the Issue Date; plus

(6) all add backs reflected in the financial presentation of “RGHL Combined Group Pro Forma Adjusted EBITDA” in the section called “Summary — Summary Historical and Pro Forma Combined Financial Information” in the amounts set forth in and as further described in that section of the Prospectus, but only to the extent such add backs occurred in the consecutive four quarter period used in the calculations of Fixed Charge Coverage Ratio and Secured Leverage Ratio, as the case may be; less, without duplication,

(1) non-cash items increasing Consolidated Net Profit for such period (excluding the recognition of deferred revenue or any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges that reduced EBITDA in any prior period and any items for which cash was received in a prior period); less

(2) all deductions reflected in the financial presentation of “RGHL Combined Group Pro Forma Adjusted EBITDA” in the section called “Summary — Summary Historical and Pro Forma Combined Financial Information” in the amounts set forth in and as further described in that section of the Prospectus, but only to the extent such deductions occurred in the consecutive four quarter period used in the calculations of Fixed Charge Coverage Ratio and Secured Leverage Ratio, as the case may be.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale after the Issue Date of ordinary shares or Preferred Stock of BP I or any direct or indirect parent of BP I or BP II, as applicable (other than Disqualified Stock), other than:

(1) public offerings with respect to BP I’s or such direct or indirect parent’s ordinary shares registered on Form S-8;

(2) issuances to any Subsidiary of BP I or BP II; and

(3) any such public or private sale that constitutes an Excluded Contribution.

“Euro Equivalent” means, with respect to any monetary amount in a currency other than euro, at any time of determination thereof by BP I, BP II or the Trustee, the amount of euro obtained by converting such currency other than euro involved in such computation into euro at the spot rate for the purchase of euro with the applicable currency other than euro as published in The Financial Times in the “Currency Rates” section (or, if The Financial Times is no longer published, or if such information is no longer available in The Financial Times, such source as may be selected in good faith by BP I or BP II) on the date of such determination.

“Evergreen Acquisition” means collectively (a) the acquisition by Reynolds Group Holdings Inc., a direct wholly owned subsidiary of BP III, of all the Equity Interests of Evergreen Packaging Inc., (b) the acquisition by SIG Combibloc Holding GmbH, an indirect wholly-owned subsidiary of BP III, of all the Equity Interests of Evergreen Packaging (Luxembourg) S.à r.l and (c) the acquisition by Whakatane Mill Limited, an indirect wholly-owned subsidiary of BP III, from Carter Holt Harvey Limited of the assets and liabilities of the Whakatane Paper Mill.

“Evergreen Acquisition Documents” means the (i) the Reorganization Agreement, dated as of April 25, 2010, between Carter Holt Harvey Limited, BP III, Reynolds Group Holdings, Inc., Evergreen Packaging United States Limited and Evergreen Packaging New Zealand Limited and (ii) the Asset Purchase Agreement, dated as of April 25, 2010, between Carter Holt Harvey Limited and Whakatane Mill Limited, and any other document entered into in connection therewith, in each case as amended, supplemented or modified from time to time prior to the Issue Date.

“Evergreen Transactions” means the Evergreen Acquisition and the transactions related thereto (including the transactions contemplated in that certain Project Echo Structure dated April 23, 2010, prepared by RGHL), including the incremental term loan borrowing of $800 million under the Senior Secured Credit Facilities, the issuance and guarantee of the May 2010 Notes.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contributions” means the Cash Equivalents or other assets (valued at their Fair Market Value as determined in good faith by senior management or the Board of Directors of BP I or BP II) received by BP I or BP II, as applicable, after the Issue Date from:

(1) contributions to its common equity capital; or

(2) the sale (other than to a Subsidiary of BP I or BP II or to any Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of BP I or BP II,

in each case designated as Excluded Contributions pursuant to an Officers’ Certificate executed by an Officer of BP I or BP II on or promptly after the date such capital contributions are made or the date such Capital Stock is sold, as the case may be.

“Fair Market Value” means, with respect to any asset or property, the price that could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction (as determined in good faith by BP I or BP II except as otherwise provided in the Senior Notes Indenture).

“February 2011 Note Documents” means (a) the February 2011 Senior Secured Notes, the guarantees with respect to the February 2011 Senior Secured Notes, the February 2011 Senior Secured Indenture, the February 2011 Security Documents, the First Lien Intercreditor Agreement, the 2007 UK Intercreditor Agreement and (b) any other related document or instrument executed and delivered pursuant to any February 2011 Note Document described in clause (a) evidencing or governing any secured obligations thereunder.

“February 2011 Security Documents” means those agreements or other instruments entered into pursuant to which security interests in the Collateral (as defined in the February 2011 Senior Secured Indenture) are granted to secure the February 2011 Senior Secured Notes and the guarantees thereof.

“February 2011 Senior Indenture” means the Senior Notes Indenture dated as of February 1, 2011, among the US Issuer I, the US Issuer II, the Luxembourg Issuer, the guarantors from time to time party thereto, The Bank of New York Mellon, as Trustee, Principal Paying Agent, Registrar and Transfer Agent and

The Bank of New York Mellon, London Branch, as Paying Agent, as supplemented, amended and modified from time to time thereafter.

“February 2011 Senior Notes” means the $1,000.0 million aggregate principal amount of 8.250% Senior Notes due 2021 issued pursuant to the February 2011 Senior Indenture.

“February 2011 Senior Secured Indenture” means the Senior Secured Notes Indenture dated as of February 1, 2011, among the US Issuer I, the US Issuer II, the Luxembourg Issuer, the guarantors from time to time party thereto, The Bank of New York Mellon, as Trustee, Principal Paying Agent, Registrar, Transfer Agent and Collateral Agent and The Bank of New York Mellon, London Branch, as Paying Agent, and Wilmington Trust (London) Limited, as additional Collateral Agent, as supplemented, amended and modified from time to time thereafter.

“February 2011 Senior Secured Notes” means the $1,000.0 million aggregate principal amount of 6.875% Senior Secured Notes due 2021 issued pursuant to the February 2011 Senior Secured Indenture.

“February 2012 Notes” means the $1,250.0 million aggregate principal amount of 9.875% Senior Notes due 2019 issued pursuant to the February 2012 Senior Indenture.

“February 2012 Senior Indenture” means the Senior Notes Indenture dated as of February 15, 2012, among the Issuers, certain guarantors party thereto, The Bank of New York Mellon, as Trustee, Principal Paying Agent, Transfer Agent and Registrar and The Bank of New York Mellon, London Branch as Paying Agent.

“Financial Assistance Restricted Subsidiary” means any Restricted Subsidiary that is prevented from being a Senior Note Guarantor due to applicable financial assistance laws; provided that such Restricted Subsidiary shall become a Senior Note Guarantor upon or as soon as reasonably practical after (but not later than 90 days after (subject to the expiration of applicable waiting periods and compliance with applicable laws)) such financial assistance laws no longer prevent such Restricted Subsidiary from being a Senior Note Guarantor if it would otherwise be required to be a Senior Note Guarantor pursuant to “— Certain Covenants — Future Senior Note Guarantors.”

“Financing Disposition” means any sale, transfer, conveyance or other disposition of inventory that is equipment used in the product filling process by BP I or any Restricted Subsidiary thereof to a Person that is not a Subsidiary of BP I or BP II that meets the following conditions:

(1) the Board of Directors of BP I shall have determined in good faith that such sale, transfer, conveyance or other disposition is in the aggregate economically fair and reasonable to BP I or, as the case may be, the Restricted Subsidiary in question;

(2) all sales of such inventory are made at Fair Market Value;

(3) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by BP I);

(4) no portion of the Indebtedness or any other obligations (contingent or otherwise) of such Person (i) is guaranteed by BP I, BP II or any Restricted Subsidiary, (ii) is with recourse to or obligates BP I, BP II or any Subsidiary of BP I or BP II in any way or (iii) subjects any property or asset of BP I, BP II or any other Subsidiary of BP I or BP II, directly or indirectly, contingently or otherwise, to the satisfaction thereof;

(5) neither BP I, BP II nor any Restricted Subsidiary has any material contract, agreement, arrangement or understanding with such Person other than on terms which BP I or BP II reasonably believes to be no less favorable to BP I, BP II or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of any Issuer; and

(6) neither BP I, BP II nor any other Restricted Subsidiary has any obligation to maintain or preserve such Person’s financial condition or cause such entity to achieve certain levels of operating results.

“First Lien Intercreditor Agreement” means the intercreditor agreement dated as of November 5, 2009, among The Bank of New York Mellon, as Collateral Agent, Credit Suisse, as Representative under the Credit Agreement, The Bank of New York Mellon, as Representative under the 2009 Indenture, each additional Representative from time to time party thereto and the grantors party thereto, as from time to time amended, supplemented or modified.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that BP I, BP II or any Restricted Subsidiaries Incurs, repays, repurchases or redeems any Indebtedness (other than in the case of revolving credit borrowings or revolving advances in which case interest expense shall be computed based upon the average daily balance of such Indebtedness during the applicable period) or issues, repurchases or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period; provided, however, that the pro forma calculation of Consolidated Interest Expense shall not give effect to (a) any Indebtedness, Disqualified Stock or Preferred Stock Incurred or issued on the date of determination pursuant to the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified and Preferred Stock” and (b) the repayment, repurchase or redemption of any Indebtedness, Disqualified Stock or Preferred Stock to the extent such repayment, repurchase or redemption results from the proceeds of Indebtedness, Disqualified Stock or Preferred Stock Incurred or issued pursuant to the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified and Preferred Stock.”

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations and consolidations (in each case including the Transactions) and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, and any operational changes that BP I, BP II or any of the Restricted Subsidiaries has determined to make or made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date (each, for purposes of this definition, a “pro forma event”) shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations and consolidations (in each case including the Transactions), discontinued operations and operational changes (and the change of any associated Fixed Charges (calculated in accordance with the proviso in the prior paragraph) and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into BP I or BP II or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, amalgamation, consolidation, discontinued operation or operational change, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, consolidation or operational change had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of BP I or BP II. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of BP I or BP II as set forth in an Officers’ Certificate, to reflect operating expense reductions and other operating improvements or synergies reasonably expected to result from the applicable pro forma event (including, to the extent applicable, from the Transactions).

If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such

Hedging Obligation has a remaining term in excess of 12 months). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of BP I or BP II to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuers may designate.

“Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:

(1) Consolidated Interest Expense of such Person for such period and

(2) all cash dividend payments (excluding items eliminated in consolidation) on any series of Preferred Stock or Disqualified Stock of such Person and its Restricted Subsidiaries.

“Foreign Subsidiary” means, with respect to any Person, any Subsidiary of such Person that is not a Domestic Subsidiary of such Person.

“GAAP” means the International Financial Reporting Standards (“IFRS”) as in effect (except as otherwise provided in the Senior Notes Indenture in relation to financial reports and other information to be delivered to Holders) on the Reference Date. Except as otherwise expressly provided in the Senior Notes Indenture, all ratios and calculations based on GAAP contained in the Senior Notes Indenture shall be computed in conformity with GAAP. At any time after the Issue Date, BP I, BP II and the Issuers may elect to apply generally accepted accounting principles in the United States (“US GAAP”) in lieu of GAAP and, upon any such election, references herein to GAAP shall thereafter be construed to mean US GAAP as in effect (except as otherwise provided in the Senior Notes Indenture) on the date of such election; provided that any such election, once made, shall be irrevocable and that, upon first reporting its fiscal year results under US GAAP each of BP I, BP II and each of the Issuers shall restate its financial statements on the basis of US GAAP for the fiscal year ending immediately prior to the first fiscal year for which financial statements have been prepared on the basis of US GAAP; provided further, however, that in the event BP I, BP II and the Issuers have made such an election and are thereafter required by applicable law to apply IFRS in lieu of US GAAP (or IFRS is a successor to US GAAP) (any such change, a “Required Change”), they shall be entitled to apply IFRS, and that upon subsequently reporting its fiscal year results on the basis of IFRS in lieu of US GAAP each of BP I, BP II and each of the Issuers shall restate its financial statements on the basis of IFRS for the fiscal year ending immediately prior to the fiscal year after such Required Change. In the event that BP I, BP II and the Issuers are required to make the Required Change, references herein to GAAP shall be construed to mean IFRS as in effect on the date of such Required Change. The Issuers shall give notice of election to apply US GAAP or requirement to apply IFRS to the Trustee and the Holders.

“Graham Company” refers to Graham Packaging Company Inc.

“Graham Holdings” refers to Graham Packaging Holdings Company, a direct wholly-owned subsidiary of Graham Company.

“Graham Packaging” means Graham Packaging Company Inc. and, unless the context otherwise requires, its subsidiaries.

“Graham Packaging 2014 Notes” means the 9.875% senior subordinated notes due 2014 issued by Graham Packaging Company, L.P. and GPC Capital Corp. I, which are wholly-owned subsidiaries of Graham Packaging, of which $354.4 million aggregate principal amount was outstanding at December 31, 2011, which was repaid in connection with the 2012 Refinancing Transactions.

“Graham Packaging 2017 Notes” means the 8.25% senior notes due 2017 issued by Graham Packaging Company, L.P. and GPC Capital Corp. I, which are wholly-owned subsidiaries of Graham Packaging, of which $13.6 million aggregate principal amount was outstanding at December 31, 2011, which was repaid in connection with the 2012 Refinancing Transactions.

“Graham Packaging 2018 Notes” means the 8.25% senior notes due 2018 issued by Graham Packaging Company, L.P. and GPC Capital Corp. I, which are wholly-owned subsidiaries of Graham Packaging, of which $19.4 million aggregate principal amount was outstanding at December 31, 2011, which was repaid in connection with the 2012 Refinancing Transactions.

“Graham Packaging Acquisition” means the acquisition by RGHL of all of the outstanding stock of Graham Packaging pursuant to the Graham Packaging Acquisition Document.

“Graham Packaging Acquisition Document” means the Agreement and Plan of Merger, dated as of June 17, 2011, among RGHL, Bucephalas Acquisition Corp. and Graham Packaging, as amended as of June 17, 2011.

“Graham Packaging Change of Control Offers” refers to Graham Packaging’s offer to purchase each of the Graham Packaging 2014 Notes, the Graham Packaging 2017 Notes and the Graham Packaging 2018 Notes, as required by the applicable indenture.

“Graham Packaging Notes” means the Graham Packaging 2014 Notes, the Graham Packaging 2017 Notes and the Graham Packaging 2018 Notes.

“Graham Packaging Tender Offers” refers to Graham Packaging’s offer to purchase and consent solicitations with respect to each of the Graham Packaging 2014 Notes, the Graham Packaging 2017 Notes and the Graham Packaging 2018 Notes.

“Graham Packaging Transactions” refers to: (i) the offering of the Senior Secured Notes and the Senior Notes, (ii) the incremental term loan borrowings under the Senior Secured Credit Facilities in connection with the Graham Packaging Acquisition, (iii) the repayment of certain Graham Packaging indebtedness, including in connection with the Graham Packaging Tender Offers and the Graham Packaging Change of Control Offers, (iv) the Graham Packaging Acquisition, (v) the Graham Packaging ITR Payment, (vi) the other transactions related to the foregoing and (vii) the payment of fees and expenses related to the foregoing.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and

(2) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

“holder”, “Holder” or “noteholder” means the Person in whose name a Senior Note is registered on the Registrar’s books.

“IASB” means the International Accounting Standards Board and any other organization or agency that shall issue pronouncements regarding the application of GAAP.

“including” means including without limitation.

“Incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary.

“Indebtedness” means, with respect to any Person (without duplication):

(1) the principal and premium (if any) of any indebtedness of such Person, whether or not contingent, (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property (except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor Incurred in the ordinary course of business and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP), (d) in respect of Capitalized Lease Obligations or (e) representing any Hedging Obligations, if and to the extent that any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2) to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the obligations referred to in clause (1) of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business);

(3) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Person; and

(4) to the extent not otherwise included, with respect to BP I, BP II and the Restricted Subsidiaries, the amount then outstanding (i.e., advanced, and received by, and available for use by, BP I, BP II or any Restricted Subsidiaries) under any Receivables Financing (as set forth in the books and records of BP I, BP II or any Restricted Subsidiary and confirmed by the agent, trustee or other representative of the institution or group providing such Receivables Financing) to the extent there is recourse to BP I, BP II or the Restricted Subsidiaries (as that term is understood in the context of recourse and non-recourse receivable financings);

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (1) Contingent Obligations Incurred in the ordinary course of business and not in respect of borrowed money; (2) deferred or prepaid revenues or marketing fees; (3) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller; (4) Obligations under or in respect of Qualified Receivables Financing; (5) obligations under the Acquisition Documents, the Reynolds Acquisition Documents, the Evergreen Acquisition Documents, the Pactiv Acquisition Document, the Dopaco Acquisition Document or the Graham Packaging Acquisition Document; or (6) Subordinated Shareholder Funding.

Notwithstanding anything in the Senior Notes Indenture to the contrary, Indebtedness shall not include, and shall be calculated without giving effect to, the effects of Statement of Financial Accounting Standards No. 133 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under the Senior Notes Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness; and any such amounts that would have constituted Indebtedness under the Senior Notes Indenture but for the application of this sentence shall not be deemed an Incurrence of Indebtedness under the Senior Notes Indenture.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant, in each case of nationally recognized standing, that is, in the good faith determination of the Issuers, qualified to perform the task for which it has been engaged.

“Initial Purchasers” means Credit Suisse Securities (USA) LLC and HSBC Securities (USA) Inc.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the US, U.K., Canadian, Swiss or Japanese government or any member state of the European Monetary Union or any agency or instrumentality thereof (other than Cash Equivalents);

1000

(2) securities that have a rating equal to or higher than Baa3 (or equivalent) by Moody’s or BBB- (or equivalent) by S&P, or an equivalent rating by any other Rating Agency, but excluding any debt securities or loans or advances between and among BP I, BP II and their respective Subsidiaries;

(3) investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment or distribution; and

(4) corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding two years from the date of acquisition.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers in the ordinary course of business and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of BP I or BP II in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “— Certain Covenants — Limitation on Restricted Payments:”

(1) “Investments” shall include the portion (proportionate to BP I’s or BP II’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of a Subsidiary at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, BP I or BP II, as applicable, shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to:

(a) BP I’s or BP II’s “Investment” in such Subsidiary at the time of such redesignation; less

(b) the portion (proportionate to BP I’s or BP II’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer, in each case as determined in good faith by the Board of Directors of each Issuer.

“Issue Date” means August 9, 2011.

“June 2007 Transactions” means the Acquisition and the transactions related thereto (including the transactions contemplated in that certain Memorandum on Structure dated as of May 11, 2007, prepared by Deloitte & Touche), including borrowings under the 2007 Credit Agreement then in effect, the borrowings under a senior subordinated bridge loan and the refinancing of such senior subordinated bridge loan and partial prepayment of the 2007 Credit Agreement with the proceeds of the issuance of the 2007 Senior Notes and the 2007 Senior Subordinated Notes, and the contribution (through holding companies of RGHL) by Rank and certain other investors arranged by Rank of common equity, preferred equity or Subordinated Shareholder Funding to BP I and BP II.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or similar encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement or any lease in the nature thereof); provided that in no event shall an operating lease be deemed to constitute a Lien.

“Local Facility” means a working capital facility provided to a Subsidiary of RGHL by a Local Facility Provider in respect of which a Local Facility Certificate has been delivered, and not cancelled, under the terms of (and as such term is defined in) the 2007 UK Intercreditor Agreement and the First Lien Intercreditor Agreement and which constitutes a “Secured Local Facility” as defined in the Credit Agreement Documents.

“Local Facility Agreement” means the agreement under which a Local Facility is made available.

1001

“Local Facility Provider” means a lender or other bank or financial institution that has acceded to the First Lien Intercreditor Agreement, as applicable, and the 2007 UK Intercreditor Agreement as a provider of a Local Facility.

“Luxembourg Proceeds Loans” means (a) the intercompany loan from the Luxembourg Issuer to BP III, dated November 5, 2009 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the 2009 Notes, (b) the intercompany loan from the Luxembourg Issuer to BP III, dated May 4, 2010 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the May 2010 Notes and (c) the intercompany loan from the Luxembourg Issuer to BP III, dated November 16, 2010 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the October 2010 Senior Notes.

“Management Group” means the group consisting of the directors, executive officers and other management personnel of BP I, BP II or any direct or indirect parent of BP I or BP II, as the case may be, on the Reference Date together with (1) any new directors whose election by such boards of directors or whose nomination for election by the shareholders of BP I, BP II or any direct or indirect parent of BP I or BP II, as applicable, was approved by a vote of a majority of the directors of BP I, BP II or any direct or indirect parent of BP I or BP II, as applicable, then still in office who were either directors on the Reference Date or whose election or nomination was previously so approved and (2) executive officers and other management personnel of BP I, BP II or any direct or indirect parent of BP I or BP II, as applicable, hired at a time when the directors on the Reference Date together with the directors so approved constituted a majority of the directors of BP I, BP II or any direct or indirect parent of BP I or BP II, as applicable.

“May 2010 Indenture” means the Senior Notes Indenture dated as of May 4, 2010, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., The Bank of New York Mellon as Trustee, Principal Paying Agent, Transfer Agent and Registrar and The Bank of New York Mellon, London Branch as Paying Agent, as supplemented, amended and modified from time to time thereafter.

“May 2010 Notes” means the $1,000.0 million aggregate principal amount of 8.5% Senior Notes due 2018 issued pursuant to the May 2010 Indenture.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Proceeds” means the aggregate cash proceeds received by BP I, BP II or any Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received in respect of or upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding (i) the assumption by the acquiring person of Indebtedness relating to the disposed assets or other consideration received in any other non-cash form and (ii) the aggregate cash proceeds received by BP I, BP II or any Restricted Subsidiaries in respect of the sale of any Non-Strategic Land since the Reference Date in an aggregate amount of up to €25.0 million), net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements related thereto), amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than pursuant to the second paragraph of the covenant described under “— Certain Covenants — Asset Sales”) to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by BP I or BP II as a reserve in accordance with GAAP against any liabilities associated with the asset disposed in such transaction and retained by BP I or BP II after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

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“Net Profit” means, with respect to any Person, the Net Profit (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Non-Strategic Land” means (a) the investment properties in which BP II, BP I or their respective Subsidiaries had an interest at the Reference Date which are a proportion of the real property owned by SIG Combibloc GmbH located at Linnich & Wittenberg in Germany, real property owned by SIG Finanz AG (which was absorbed by SIG Combibloc Group AG (formerly SIG Holding AG) by means of a merger effective as of June 15, 2010) located at Newcastle in England, real property owned by SIG Moldtec GmbH & Co. KG, real property owned by SIG Schweizerische Industrie-Gesellschaft AG and located at Neuhausen in Switzerland, Beringen in Switzerland, Rafz in Switzerland, Ecublens in Switzerland and Romanel in Switzerland, real property owned by SIG Combibloc Group AG (formerly SIG Holding AG) located in Beringen in Switzerland, real property owned by SIG Euro Holding AG & Co. KG aA located at Waldshut-Tiengen in Germany and real property owned by SIG Real Estate GmbH & Co. KG located at Neunkirchen in Germany and (b) other properties in which BP II, BP I or their respective Subsidiaries have an interest from time to time and which is designated by BP II in an Officers’ Certificate delivered to the Trustee as not required for the ongoing business operations of BP II, BP I and their respective Subsidiaries.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any Indebtedness; provided that Obligations with respect to the Senior Notes shall not include fees or indemnifications in favor of the Trustee and other third parties other than the holders of the Senior Notes.

“Obligor” means any Issuer or a Senior Note Guarantor.

“October 2010 Note Documents” means (a) the October 2010 Senior Secured Notes, the guarantees with respect to the October 2010 Senior Secured Notes, the October 2010 Senior Secured Indenture, the October 2010 Security Documents, the First Lien Intercreditor Agreement, the 2007 UK Intercreditor Agreement and (b) any other related document or instrument executed and delivered pursuant to any October 2010 Note Document described in clause (a) evidencing or governing any secured obligations thereunder.

“October 2010 Security Documents” means those agreements or other instruments entered into pursuant to which security interests in the Collateral (as defined in the October 2010 Senior Secured Indenture) are granted to secure the October 2010 Senior Secured Notes and the guarantees thereof.

“October 2010 Senior Indenture” means the Senior Notes Indenture dated as of October 15, 2010, among RGHL US Escrow I LLC, RGHL US Escrow I Inc., RGHL Escrow Issuer (Luxembourg) I S.A., The Bank of New York Mellon as Trustee, Principal Paying Agent, Transfer Agent and Registrar and The Bank of New York Mellon, London Branch as Paying Agent, as supplemented, amended and modified from time to time thereafter.

“October 2010 Senior Notes” means the $1,500.0 million aggregate principal amount of 9.000% Senior Notes due 2019 issued pursuant to the October 2010 Senior Indenture.

“October 2010 Senior Secured Indenture” means the Senior Secured Notes Indenture dated as of October 15, 2010, among RGHL US Escrow I LLC, RGHL US Escrow I Inc., RGHL Escrow Issuer (Luxembourg) I S.A., The Bank of New York Mellon as Trustee, Principal Paying Agent, Transfer Agent, Collateral Agent and Registrar, Wilmington Trust (London) Limited as Additional Collateral Agent and The Bank of New York Mellon, London Branch as Paying Agent, as supplemented, amended and modified from time to time thereafter.

“October 2010 Senior Secured Notes” means the $1,500.0 million aggregate principal amount of 7.125% Senior Secured Notes due 2019 issued pursuant to the October 2010 Senior Secured Indenture.

“Offer” means the public tender offer by RGHL for all publicly held Target Shares.

“Offer Prospectus” means the prospectus dated December 22, 2006 and the amendments to the prospectus dated February 2, 2007 and March 13, 2007 as published in the Swiss national press.

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“Officer” of any Person means the Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of such Person or any other person that the board of directors of such person shall designate for such purpose.

“Officers’ Certificate” means a certificate signed on behalf of BP I or, if otherwise specified, an Issuer, by two Officers of BP I or an Issuer, as applicable, or of a Subsidiary or parent of BP I or an Issuer, as applicable, that is designated by BP I or an Issuer, as applicable, one of whom must be the principal executive officer, the principal financial officer, the treasurer, the principal accounting officer or similar position of BP I or the Issuers, as applicable, or such Subsidiary or parent that meets the requirements set forth in the Senior Notes Indenture and is in form and substance satisfactory to the Trustee.

“Opinion of Counsel” means a written opinion addressed to the Trustee from legal counsel in form and substance satisfactory to the Trustee. The counsel may be an employee of or counsel to BP I or BP II.

“Pactiv” means Pactiv Corporation.

“Pactiv 2012 Notes” refers to Pactiv’s 5.875% Notes due July 15, 2012, of which $249.3 million aggregate principal amount was outstanding as of December 31, 2011, which was repaid in connection with the 2012 Refinancing Transactions.

“Pactiv 2018 Notes” refers to the 6.400% Notes due January 15, 2018 of Pactiv Corporation, with an outstanding principal amount of $15.7 million (net of $1 million of unamortized discount) as of December 31, 2011.

“Pactiv Acquisition” means the acquisition by RGHL, through its wholly owned subsidiary Reynolds Acquisition Corporation, of all of the outstanding stock of Pactiv pursuant to the Pactiv Acquisition Document.

“Pactiv Acquisition Document” means the Agreement and Plan of Merger, dated as of August 16, 2010, among Rank Group Limited, RGHL, Reynolds Acquisition Corporation and Pactiv.

“Pactiv Base Indenture” means the Indenture dated as of September 29, 1999, between Tenneco Packaging Inc. and The Bank of New York Mellon, N.A. (as successor in interest to The Chase Manhattan Bank), as Trustee, as supplemented, amended and modified from time to time thereafter.

“Pactiv Change of Control Offer” refers to Pactiv’s offer to purchase the Pactiv 2012 Notes, as required by the applicable indenture. The Pactiv Change of Control Offer commenced on October 20, 2010 and expired on December 7, 2010. Pursuant to the Pactiv Change of Control Offer, Pactiv purchased for cash approximately $698,000 in aggregate principal amount of tendered Pactiv 2012 Notes, with approximately $249.3 million in aggregate principal amount remaining outstanding.

“Pactiv Equity Contribution” means the cash contributed by Rank Group Limited to RGHL as part of the Pactiv Acquisition.

“Pactiv Tender Offer” refers to Pactiv’s offer to purchase and consent solicitations with respect to the Pactiv 2018 Notes. The Pactiv Tender Offer was consummated on November 16, 2010. Pursuant to the Pactiv Tender Offer, Pactiv purchased for cash approximately $234.3 million in aggregate principal amount of tendered Pactiv 2018 Notes, with approximately $15.7 million in aggregate principal amount remaining outstanding. Pursuant to the Pactiv Tender Offer, Pactiv obtained the requisite consents to eliminate the covenant requiring Pactiv to make an offer to purchase the Pactiv 2018 Notes if a “change of control triggering event” occurs, as defined in the applicable Pactiv indenture.

“Pactiv Transactions” refers to: (i) the offering of the October 2010 Senior Secured Notes and the October 2010 Senior Notes, (ii) the incremental term loan borrowings under the Senior Secured Credit Facilities in connection with the Pactiv Acquisition, (iii) the repayment of certain Pactiv indebtedness including the partial repayment of Pactiv 2012 Notes and Pactiv 2018 Notes in connection with the Pactiv Tender Offer and Pactiv Change of Control Offer, (iv) the Pactiv Acquisition, (v) the Pactiv Equity

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Contribution, (vi) the other transactions related to the foregoing and (vii) the payment of fees and expenses related to the foregoing.

“Permitted Holders” means, at any time, each of (i) Rank, (ii) the Management Group and (iii) any Person acting in the capacity of an underwriter in connection with a public or private offering of Capital Stock of BP I or BP II or any of their Affiliates. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Senior Notes Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investments” means:

(1) any Investment in BP I, BP II or any Restricted Subsidiary;

(2) any Investment in Cash Equivalents or Investment Grade Securities;

(3) any Investment by BP I, BP II or any Restricted Subsidiary in a Person, including in the Equity Interests of such Person, if as a result of such Investment (a) such Person becomes a Restricted Subsidiary or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys all or Substantially All of its assets to, or is liquidated into, BP I, BP II or a Restricted Subsidiary;

(4) any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of “— Certain Covenants — Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing on, or made pursuant to binding commitments existing on, the Issue Date or an Investment consisting of any extension, modification or renewal of any Investment existing on the Issue Date; provided that the amount of any such Investment only may be increased as required by the terms of such Investment as in existence on the Issue Date;

(6) advances to officers, directors or employees, taken together with all other advances made pursuant to this clause (6), not to exceed 0.25% of Total Assets at any one time outstanding;

(7) any Investment acquired by BP I, BP II or any of the Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by BP I, BP II or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable, (b) as a result of a foreclosure by BP I, BP II or any Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default, (c) as a result of the settlement, compromise or resolution of litigation, arbitration or other disputes with Persons who are not Affiliates or (d) in settlement of debts created in the ordinary course of business;

(8) Hedging Obligations permitted under clause (j) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(9) any Investment by BP I, BP II or any Restricted Subsidiaries in a Similar Business having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (9) that are at that time outstanding, not to exceed 3.25% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (9) is made in any Person that is not a Restricted Subsidiary at the date of the making of such Investment and such Person becomes a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (9) for so long as such Person continues to be a Restricted Subsidiary;

(10) additional Investments by BP I, BP II or any Restricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (10) that are at that

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time outstanding (after giving effect to the sale or other transfer of an Unrestricted Subsidiary to the extent the proceeds of such sale received by BP I, BP II and the Restricted Subsidiaries consists of cash and Cash Equivalents), not to exceed 1.0% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (10) is made in any Person that is not a Restricted Subsidiary at the date of the making of such Investment and such Person becomes a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (10) for so long as such Person continues to be a Restricted Subsidiary;

(11) loans and advances to officers, directors or employees for business-related travel expenses, moving expenses and other similar expenses, in each case Incurred in the ordinary course of business or consistent with past practice or to fund such person’s purchase of Equity Interests of BP I, BP II or any direct or indirect parent of BP I or BP II;

(12) Investments the payment for which consists of Equity Interests or Subordinated Shareholder Funding of BP I or BP II (other than Disqualified Stock) or any direct or indirect parent of BP I or BP II, as applicable; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clauses (2) and (3) of the definition of Cumulative Credit contained in “— Certain Covenants — Limitation on Restricted Payments;”

(13) any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of the second paragraph of the covenant described under “— Certain Covenants — Transactions with Affiliates” (except transactions described in clauses (2), (6), (7) and (11)(b) of such paragraph);

(14) Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(15) guarantees issued in accordance with the covenants described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Future Senior Note Guarantors;”

(16) Investments consisting of or to finance purchases and acquisitions of inventory, supplies, materials, services or equipment or purchases of contract rights or licenses or leases of intellectual property;

(17) any Investment in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Financing, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Receivables Financing or any related Indebtedness; provided, however, that any Investment in a Receivables Subsidiary is in the form of a Purchase Money Note, contribution of additional receivables or an equity interest;

(18) any Investment in an entity or purchase of a business or assets in each case owned (or previously owned) by a customer of a Restricted Subsidiary as a condition or in connection with such customer (or any member of such customer’s group) contracting with a Restricted Subsidiary, in each case in the ordinary course of business;

(19) any Investment in an entity which is not a Restricted Subsidiary to which a Restricted Subsidiary sells accounts receivable pursuant to a Receivables Financing;

(20) Investments of a Restricted Subsidiary acquired after the Issue Date or of an entity merged into, amalgamated with, or consolidated with BP I, BP II or a Restricted Subsidiary in a transaction that is not prohibited by the covenant described under “— Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” after the Issue Date to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

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(21) guarantees by BP I, BP II or any Restricted Subsidiaries of operating leases (other than Capitalized Lease Obligations), trademarks, licenses, purchase agreements or of other obligations that do not constitute Indebtedness, in each case entered into by BP I, BP II or any Restricted Subsidiary in the ordinary course of business consistent with past practice;

(22) pledges or deposits (x) with respect to leases or utilities provided to third parties in the ordinary course of business or (y) that are otherwise a Permitted Lien or made in connection with a Permitted Lien; and

(23) any Indebtedness permitted under clause (y) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

“Permitted Liens” means, with respect to any Person:

(1) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or US government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet overdue by more than 60 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

(3) Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings and for which there are adequate reserves set aside in accordance with GAAP or the non-payment of which in the aggregate would not reasonably be expected to have a material adverse effect on the Issuers, RGHL and the Restricted Subsidiaries taken as a whole;

(4) Liens (i) required by any regulatory or government authority or (ii) in favor of issuers of performance and surety bonds or bid bonds or letters of credit or completion guarantees issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties Incurred in the ordinary course of business and title defects or irregularities that are of a minor nature and which do not in the aggregate materially impair the operation of the business of such Person;

(6) (i) Liens securing an aggregate principal amount of Indebtedness not to exceed the maximum principal amount of Indebtedness that, as of the date such Indebtedness was Incurred, and after giving effect to the Incurrence of such Indebtedness and the application of proceeds therefrom on such date, would not cause the Secured Leverage Ratio of BP I and BP II on a combined basis to exceed 4.50 to 1.00; (ii) Liens securing Indebtedness Incurred pursuant to clause (a) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” (iii) Liens securing Indebtedness Incurred pursuant to clause (c)(ii) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” (iv) Liens securing the 2009 Notes (or any guarantees thereof); (v) Liens securing the October 2010 Senior Secured Notes (or any guarantees thereof), (vi) Liens securing the February 2011 Senior Secured Notes (or any guarantees thereof); (vii) Liens securing Indebtedness Incurred pursuant to clause (d) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of

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Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” and (viii) Liens securing the 2007 Notes (or any guarantees thereof) as in effect on the Issue Date and any Lien that replaces the Lien in existence on the Issue Date so long as such replacement Lien is in respect of the same property as the Lien in existence on the Issue Date;

(7) Liens existing on the Issue Date (other than Liens described in clause (6));

(8) Liens on assets, property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided further, however, that such Liens may not extend to any other property owned by BP I, BP II or any Restricted Subsidiary;

(9) Liens on assets or property at the time BP I, BP II or a Restricted Subsidiary acquired the assets or property, including any acquisition by means of a merger, amalgamation or consolidation with or into BP I, BP II or any Restricted Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such acquisition; provided further, however, that the Liens may not extend to any other property owned by BP I, BP II or any Restricted Subsidiary;

(10) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to BP I, BP II or another Restricted Subsidiary permitted to be Incurred in accordance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(11) Liens securing Hedging Obligations not Incurred in violation of the Senior Notes Indenture; provided that with respect to Hedging Obligations relating to Indebtedness, such Lien extends only to the property securing such Indebtedness;

(12) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13) leases, subleases, licenses and sublicenses of real property which do not materially interfere with the ordinary conduct of the business of BP I, BP II or any Restricted Subsidiaries;

(14) Liens on assets or property of BP I, BP II or any Restricted Subsidiary securing the Senior Notes or any Senior Note Guarantees;

(15) Liens in favor of BP I, BP II or any Senior Note Guarantor;

(16) Liens (i) on accounts receivable and related assets of the type specified in the definition of “Receivables Financing” Incurred in connection with a Qualified Receivables Financing and (ii) on inventory that is equipment used in the product filling process Incurred in connection with a Financing Disposition;

(17) deposits made in the ordinary course of business to secure liability to insurance carriers;

(18) Liens on the Equity Interests of Unrestricted Subsidiaries and on the Equity Interests of joint ventures securing obligations of such joint ventures;

(19) grants of software and other technology licenses in the ordinary course of business;

(20) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in clauses (6) (other than clause (6)(viii)), (7), (8), (9), (10), (15) and (20); provided, however, that (x) such new Lien shall be limited to all or part of the same property (including any after acquired property to the extent it would have been subject to a Lien in respect of the Indebtedness being refinanced, refunded, extended, renewed or replaced) that secured the original Lien as in effect immediately prior to the refinancing, refunding, extension, renewal or replacement of the Indebtedness secured by such Lien (plus improvements on such property), (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding

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principal amount or, if greater, committed amount of the Indebtedness described under clauses (6) (other than clause (6)(viii)), (7), (8), (9), (10), (15) and (20) at the time the original Lien became a Permitted Lien under the Senior Notes Indenture and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement and (z) such new Lien shall not have priority over, rank ahead of, or otherwise be senior pursuant to any intercreditor agreement to the original Lien securing the Indebtedness being refinanced, refunded, extended, renewed or replaced; provided further, however, that in the case of any Liens to secure any refinancing, refunding, extension, renewal or replacement of Indebtedness secured by a Lien referred to in any of clauses (6) (other than clause (6)(viii)), (7), (8), (9) or (10), the principal amount of any Indebtedness Incurred for such refinancing, refunding, extension, renewal or replacement shall be deemed secured by a Lien under such original clause and not this clause (20) for purposes of determining the principal amount of Indebtedness outstanding under clause 6(i);

(21) Liens on equipment of BP I, BP II or any Restricted Subsidiary granted in the ordinary course of business to BP I’s, BP II’s or such Restricted Subsidiary’s client at which such equipment is located;

(22) judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(23) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(24) Liens arising by virtue of any statutory or common law provisions relating to banker’s liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depository or financial institution;

(25) any interest or title of a lessor under any Capitalized Lease Obligation;

(26) any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(27) Liens Incurred to secure cash management services or to implement cash pooling arrangements in the ordinary course of business;

(28) other Liens securing obligations Incurred in the ordinary course of business which obligations do not exceed $30.0 million at any one time outstanding;

(29) Liens arising from Uniform Commercial Code filings regarding operating leases entered into by BP I, BP II and the Restricted Subsidiaries in the ordinary course of business;

(30) Liens on securities that are the subject of repurchase agreements constituting Cash Equivalents; and

(31) Liens on property or assets under construction (and related rights) in favor of a contractor or developer or arising from progress or partial payments by a third party relating to such property or assets prior to completion.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Pre-Announcement” means the pre-announcement of the Offer pursuant to Article 7, et seq. TOO (Voranmeldung) as published by electronic media on 19 December 2006 and in the print media on 21 December 2006.

“Preferred Stock” means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution or winding-up.

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“Prospectus” means the Prospectus dated July 26, 2011, with respect to the Senior Notes and the Senior Secured Notes.

“Public Debt” means any Indebtedness consisting of bonds, debentures, notes or other similar debt securities issued in (a) a public offering registered under the Securities Act or (b) a private placement to institutional investors that is underwritten for resale in accordance with Rule 144A or Regulation S of such Act, whether or not it includes registration rights entitling the holders of such debt securities to registration thereof with the SEC. The term “Public Debt” (i) shall not include the Senior Notes (or any Additional Senior Notes) and (ii) for the avoidance of doubt, shall not be construed to include any Indebtedness issued to institutional investors in a direct placement of such Indebtedness that is not underwritten by an intermediary (it being understood that, without limiting the foregoing, a financing that is distributed to not more than 10 Persons (provided that multiple managed accounts and affiliates of any such Persons shall be treated as one Person for the purposes of this definition) shall be deemed not to be underwritten), or any commercial bank or similar Indebtedness, Capitalized Lease Obligation or recourse transfer of any financial asset or any other type of Indebtedness Incurred in a manner not customarily viewed as a “securities offering.”

“Purchase Money Note” means a promissory note of a Receivables Subsidiary evidencing a line of credit, which may be irrevocable, from BP I, BP II or any of their respective Subsidiaries to a Receivables Subsidiary in connection with a Qualified Receivables Financing, which note is intended to finance that portion of the purchase price that is not paid by cash or a contribution of equity.

“Qualified Receivables Financing” means any Receivables Financing that meets the following conditions:

(1) the Board of Directors of BP I or BP II shall have determined in good faith that such Qualified Receivables Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to BP I or BP II or, as the case may be, the Subsidiary in question;

(2) all sales of accounts receivable and related assets are made at Fair Market Value; and

(3) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Issuers) and may include Standard Securitization Undertakings.

The grant of a security interest in any accounts receivable of BP I, BP II or any of their respective Subsidiaries (other than a Receivables Subsidiary or the Subsidiary undertaking such Receivables Financing) to secure Indebtedness under the Credit Agreement, Indebtedness in respect of the Senior Notes or any Refinancing Indebtedness with respect to the Senior Notes shall not be deemed a Qualified Receivables Financing.

“Rank” means (i) Mr. Graeme Richard Hart (or his estate, heirs, executor, administrator or other personal representative, or any of his immediate family members or any trust, fund or other entity which is controlled by his estate, heirs or any of his immediate family members), and any of his or their Affiliates (each a “Rank Party”) and (ii) any Person that forms a group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) with any Rank Party; provided that in the case of (ii) (x) any Rank Party owns a majority of the voting power of the Voting Stock of BP I and BP II or any direct or indirect parent of BP I or BP II, as applicable, (y) no other Person has beneficial ownership of any of the Voting Stock included in determining whether the threshold set forth in clause (x) has been satisfied and (z) any Rank Party controls a majority of the Board of Directors of each of BP I and BP II or any direct or indirect parent of BP I or BP II, as applicable.

“Rating Agency” means (1) each of Moody’s and S&P and (2) if Moody’s or S&P ceases to rate the Senior Notes for reasons outside of the Issuers’ control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Issuers or any direct or indirect parent of an Issuer as a replacement agency for Moody’s or S&P, as the case may be.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any participation interests issued or sold in connection with, and all other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Financing.

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“Receivables Financing” means any transaction or series of transactions that may be entered into by BP I, BP II or any of their respective Subsidiaries pursuant to which BP I, BP II or any of their respective Subsidiaries may sell, convey or otherwise transfer to (a) a Receivables Subsidiary or (b) any other Person, or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of BP I, BP II or any of their respective Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable and any Hedging Obligations entered into by BP I, BP II or any such Subsidiary in connection with such accounts receivable.

“Receivables Repurchase Obligation” means any obligation of a seller of receivables in a Qualified Receivables Financing to repurchase receivables arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Receivables Subsidiary” means a Wholly Owned Subsidiary of BP I or BP II (or another Person formed for the purposes of engaging in Qualified Receivables Financing with BP I or BP II in which BP I or BP II or any of Subsidiary of BP I or BP II makes an Investment and to which BP I, BP II or any Restricted Subsidiary transfers accounts receivable and related assets) that engages in no activities other than in connection with the financing of accounts receivable of BP I, BP II and their respective Subsidiaries, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and that is designated by the Board of Directors of each of the Issuers (as provided below) as a Receivables Subsidiary and:

(a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by BP I, BP II or any Restricted Subsidiary (excluding guarantees of obligations (other than the principal of and interest on Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is with recourse to or obligates BP I, BP II or any Subsidiary of BP I or BP II in any way other than pursuant to Standard Securitization Undertakings or (iii) subjects any property or asset of BP I, BP II or any other Subsidiary of BP I or BP II, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

(b) with which neither BP I, BP II nor any other Restricted Subsidiary has any material contract, agreement, arrangement or understanding other than on terms which BP I or BP II reasonably believes to be no less favorable to BP I, BP II or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of any Issuer; and

(c) to which neither BP I, BP II nor any other Restricted Subsidiary has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

Any such designation by the Board of Directors of each of the Issuers shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of each of the Issuers giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.

“Reference Date” means June 29, 2007.

“Representative” means the trustee, agent or representative (if any) for any Indebtedness; provided that if, and for so long as, any Indebtedness lacks such a Representative, then the Representative for such Indebtedness shall at all times constitute the holder or holders of a majority in outstanding principal amount of obligations under such Indebtedness.

“Restricted Cash” means cash and Cash Equivalents held by BP I, BP II or any Restricted Subsidiaries that are contractually restricted from being distributed or otherwise paid to any Issuer or not available for

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general corporate purposes, except for such restrictions that are contained in agreements governing Indebtedness permitted under the Senior Notes Indenture.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, with respect to any Person, any Subsidiary of such Person other than an Unrestricted Subsidiary of such Person. Unless otherwise indicated in this “Description of the August 2011 Senior Notes,” all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of each of BP I and BP II.

“Reynolds 2007 Credit Agreement” means the Senior Secured Facilities Agreement dated February 21, 2008, among Reynolds Packaging Group (NZ) Limited, Closure Systems International Holdings Inc., Closure Systems International B.V., Reynolds Consumer Products Holdings Inc. and Reynolds Treasury (NZ) Limited, as borrowers, the Lenders party thereto, Australia and New Zealand Banking Group Limited, BOS International (Australia) Limited, Calyon Australia Limited and Credit Suisse, as joint lead arrangers and underwriters, and Credit Suisse as facility agent and security trustee, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder (subject to compliance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Liens”) or altering the maturity thereof.

“Reynolds Acquisition” means collectively (a) the acquisition by BP III of all the Equity Interests of each of Closure Systems International (Luxembourg) S.àr.l and Reynolds Consumer Products (Luxembourg) S.àr.l and (b) the acquisition by Reynolds Group Holdings Inc., a direct wholly owned subsidiary of BP III, of all the Equity Interests of Reynolds Consumer Products Holdings Inc.

“Reynolds Acquisition Documents” means the (i) Stock Purchase Agreement, dated as of October 15, 2009, by and among BP III, Reynolds Group Holdings Inc., a direct wholly-owned subsidiary of BP III, and Reynolds Consumer Products (NZ) Limited, a New Zealand company and (ii) Stock Purchase Agreement, dated as of October 15, 2009, by and between BP III and Closure Systems International (NZ) Limited, a New Zealand company, and any other document entered into in connection therewith, in each case as amended, supplemented or modified from time to time prior to November 5, 2009.

“Reynolds Foodservice Acquisition” means, collectively, (a) the acquisition by Reynolds Group Holdings Inc., a direct wholly owned subsidiary of BP III, of all of the Equity Interests of Reynolds Packaging Inc., (b) the acquisition by Closure Systems International B.V., an indirect wholly owned subsidiary of BP III, of all of the Equity Interests of Reynolds Packaging International B.V., together with a minority interest in Reynolds Metals Company de Mexico S. de R.L. de C.V., from an affiliated entity, that along with Reynolds Group Holdings Inc. and Closure Systems International B.V., is beneficially owned by Mr. Graeme Richard Hart.

“Reynolds Foodservice Acquisition Document” means the Stock Purchase Agreement, dated as of September 1, 2010, among BP III, Reynolds Group Holdings Inc., Closure Systems International B.V. and Reynolds Packaging (NZ) Limited.

“Reynolds Foodservice Transactions” means the Reynolds Foodservice Acquisition and the transactions related thereto.

“Reynolds Transactions” means the Reynolds Acquisition and the transactions related thereto (including the transactions contemplated in that certain Steps Plan and Structure Chart dated November 3, 2009, prepared by RGHL), including the repayment of the Reynolds 2007 Credit Agreement, the issuance and guarantee of, and granting of security in relation to, the 2009 Notes, the entering into and borrowings and guarantees under, and granting of security in relation to, the Senior Secured Credit Facilities, the amendment to the 2007 UK

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Intercreditor Agreement, entry into the First Lien Intercreditor Agreement and the contribution by RGHL of funds in return for common equity of BP I.

“RP Reference Date” means November 5, 2009.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired by BP I, BP II or a Restricted Subsidiary whereby BP I, BP II or a Restricted Subsidiary transfers such property to a Person and BP I, BP II or such Restricted Subsidiary leases it from such Person, other than leases between BP I, BP II and a Restricted Subsidiary or between Restricted Subsidiaries.

“S&P” means Standard & Poor’s Ratings Group or any successor to the rating agency business thereof.

“SEC” means the Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness secured by a Lien.

“Secured Leverage Ratio” means, with respect to any Person at any date, the ratio of (i) Secured Indebtedness of such Person less the amount of Cash Equivalents in excess of any Restricted Cash that would be stated on the balance sheet of such Person and its Restricted Subsidiaries and held by such Person and its Restricted Subsidiaries as of such date of determination to (ii) EBITDA of such Person for the four full fiscal quarters for which internal financial statements are available immediately preceding the Secured Leverage Calculation Date (as defined below); provided, however, that for the purposes of this definition of Secured Leverage Ratio, Secured Indebtedness shall not include any Indebtedness represented by the 2007 Senior Notes (including the guarantees thereof) or the 2007 Senior Subordinated Notes (including the guarantees thereof) for long as such 2007 Notes are outstanding; provided further, however, that in the event that at any time after the Issue Date, any of the 2007 Senior Notes or any or the 2007 Senior Subordinated Notes is secured by any Lien that did not secure such 2007 Senior Notes or 2007 Senior Subordinated Notes on the Issue Date (other than any Lien that replaces the Lien in existence on the Issue Date so long as such replacement Lien is in respect of the same property as the Lien in existence on the Issue Date), such 2007 Senior Notes or 2007 Senior Subordinated Notes shall be deemed Secured Indebtedness for the purposes of this definition of Secured Leverage Ratio for so long as such Lien secures such 2007 Senior Notes or 2007 Senior Subordinated Notes. In the event that such Person or any of its Restricted Subsidiaries Incurs, repays, repurchases or redeems any Secured Indebtedness subsequent to the commencement of the period for which the Secured Leverage Ratio is being calculated but prior to the event for which the calculation of the Secured Leverage Ratio is made (the “Secured Leverage Calculation Date”), then the Secured Leverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Secured Indebtedness as if the same had occurred at the beginning of the applicable four-quarter period; provided that the Issuers may elect pursuant to an Officers’ Certificate delivered to the Trustee to treat all or any portion of the commitment under any Secured Indebtedness as being Incurred at such time, in which case any subsequent Incurrence of Secured Indebtedness under such commitment shall not be deemed, for purposes of this calculation, to be an Incurrence at such subsequent time.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations (including the Transactions) and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, and any operational changes that BP I, BP II or any of the Restricted Subsidiaries has determined to make or have made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Secured Leverage Calculation Date (each, for purposes of this definition, a “pro forma event”) shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations (including the Transactions), discontinued operations and other operational changes (and the change of any associated Secured Indebtedness and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into BP I, BP II or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, amalgamation, consolidation, discontinued operation or operational change, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this

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definition, then the Secured Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, amalgamation, consolidation or operational change had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuers. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the Issuers as set forth in an Officers’ Certificate, to reflect operating expense reductions and other operating improvements or synergies reasonably expected to result from the applicable pro forma event (including, to the extent applicable, from the Transactions).

“Securities Act” means the US Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Senior Indebtedness” means, with respect to any Person, (a) Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred and (b) all other Obligations of such Person (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of Indebtedness described in clause (a), unless, in the case of clauses (a) and (b), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such Indebtedness or other Obligations in respect thereof are subordinate in right of payment to the Senior Notes or the Senior Note Guarantee of such Person, as the case may be; provided, however, that Senior Indebtedness shall not include:

(1) any obligation of such Person to BP I, BP II or any Subsidiary of BP I or BP II;

(2) any liability for national, state, local or other taxes owed or owing by such Person;

(3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof (other than by way of letter of credit, bank guarantee, performance or other bond, or other similar obligation) or instruments evidencing such liabilities);

(4) any Capital Stock;

(5) any Indebtedness or other Obligation of such Person which is subordinate or junior in right of payment to any other Indebtedness or other Obligation of such Person; or

(6) that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Senior Notes Indenture.

“Senior Note Guarantee” means any guarantee of the obligations of the Issuers under the Senior Notes Indenture and the Senior Notes by any Person in accordance with the provisions of the Senior Notes Indenture.

“Senior Note Guarantors” means (x) RGHL, BP I and the Restricted Subsidiaries that entered into the Senior Notes Indenture on the Escrow Release Date (other than the Issuers) and (y) any Person that subsequently became a Senior Note Guarantor in accordance with the terms of the Senior Notes Indenture; provided that upon the release or discharge of such Person from its Senior Note Guarantee in accordance with the Senior Notes Indenture, such Person shall cease to be a Senior Note Guarantor.

“Senior Notes” means the $1,000,000,000 aggregate principal amount of 9.875% Senior Notes due 2019 issued pursuant to the Senior Notes Indenture.

“Senior Notes Indenture” means the Senior Notes Indenture dated as of the Issue Date, among US LLC Escrow Issuer, US Corporate Escrow Issuer and The Bank of New York Mellon, as Trustee, Principal Paying Agent, Transfer Agent and Registrar, and The Bank of New York Mellon, London Branch, as Paying Agent, as supplemented, amended and modified from time to time thereafter.

“Senior Secured Credit Facilities” means the Credit Agreement dated as of November 5, 2009, among, among others, BP I and Credit Suisse, as administrative agent, the other financial institutions party thereto, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the

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original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder (subject to compliance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Liens”) or altering the maturity thereof.

“Senior Secured Note Guarantee” means any guarantee of the obligations of the Issuers under the Senior Secured Notes Indenture and the Senior Secured Notes by any Person in accordance with the provisions of the Senior Secured Notes Indenture.

“Senior Secured Note Guarantors” means (x) RGHL, BP I and the Restricted Subsidiaries that enter into the Senior Secured Notes Indenture on the Escrow Release Date (other than the Issuers) and (y) any Person that subsequently becomes a Senior Secured Note Guarantor in accordance with the terms of the Senior Secured Notes Indenture; provided that upon the release or discharge of such Person from its Senior Secured Note Guarantee in accordance with the Senior Secured Notes Indenture, such Person shall cease to be a Senior Secured Note Guarantor.

“Senior Secured Notes” means the $1,500,000,000 aggregate principal amount of 7.875% Senior Secured Notes due 2019 issued pursuant to the Senior Secured Notes Indenture.

“Senior Secured Notes Indenture” means the Senior Secured Notes Indenture dated as of the Issue Date, among US LLC Escrow Issuer, US Corporate Escrow Issuer and The Bank of New York Mellon, as Trustee, Principal Paying Agent, Transfer Agent and Registrar, and The Bank of New York Mellon, London Branch, as Paying Agent, as supplemented, amended and modified from time to time thereafter. “Senior Secured Notes Security Documents” means those agreements or other instruments entered into pursuant to which security interests in the Collateral (as defined in the Senior Secured Notes Indenture) are granted to secure the Senior Secured Notes and the guarantees thereof.

“Significant Subsidiary” means any Restricted Subsidiary that meets any of the following conditions:

(1) BP I’s, BP II’s and the Restricted Subsidiaries’ investments in and advances to the Restricted Subsidiary exceed 10% of the total assets of BP I, BP II and the Restricted Subsidiaries on a combined consolidated basis as of the end of the most recently completed fiscal year;

(2) BP I’s, BP II’s and the Restricted Subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the Restricted Subsidiary exceeds 10% of the total assets of BP I, BP II and the Restricted Subsidiaries on a combined consolidated basis as of the end of the most recently completed fiscal year; or

(3) BP I’s, BP II’s and the Restricted Subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the Restricted Subsidiary exceeds 10% of such income of BP I, BP II and the Restricted Subsidiaries on a consolidated basis for the most recently completed fiscal year.

“Similar Business” means (a) any businesses, services or activities engaged in by BP I, BP II or any their respective Subsidiaries on the Issue Date and (b) any businesses, services and activities engaged in by BP I, BP II or any their respective Subsidiaries that are related, complementary, incidental, ancillary or similar to any of the foregoing or are extensions or developments of any thereof.

“Squeeze-Out” means the acquisition pursuant to Article 33 of the Swiss Federal Stock Exchanges and Securities Trading Act (SR954.1) by BP III of the remaining Target Shares after at least 98% of the Target’s Voting Stock has been acquired by BP III at the end of the Offer.

“Standard Securitization Undertakings” means representations, warranties, covenants, indemnities and guarantees of performance entered into by BP I, BP II or any Subsidiary of BP I or BP II which BP I or BP II has determined in good faith to be customary in a Receivables Financing including, without limitation, those

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relating to the servicing of the assets of a Subsidiary, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Subordinated Indebtedness” means (a) with respect to any Issuer, any Indebtedness of such Issuer which is by its terms subordinated in right of payment to the Senior Notes and (b) with respect to any Senior Note Guarantor, any Indebtedness of such Senior Note Guarantor which is by its terms subordinated in right of payment to its Senior Note Guarantee.

“Subordinated Shareholder Funding” means, collectively, any funds provided to BP I or BP II by any direct or indirect parent, any Affiliate of any direct or indirect parent or any Permitted Holder or any Affiliate thereof, in exchange for or pursuant to any security, instrument or agreement other than Capital Stock, in each case issued to and held by any of the foregoing Persons, together with any such security, instrument or agreement and any other security or instrument other than Capital Stock issued in payment of any obligation under any Subordinated Shareholder Funding; provided, however, that such Subordinated Shareholder Funding:

(1) does not (including upon the happening of any event) mature or require any amortization, redemption or other repayment of principal or any sinking fund payment prior to the first anniversary of the Stated Maturity of the Senior Notes (other than through conversion or exchange of such funding into Capital Stock (other than Disqualified Stock) of BP I or BP II or any funding meeting the requirements of this definition) or the making of any such payment prior to the first anniversary of the Stated Maturity of the Senior Notes is restricted by any intercreditor agreement;

(2) does not (including upon the happening of any event) require, prior to the first anniversary of the Stated Maturity of the Senior Notes, payment of cash interest, cash withholding amounts or other cash gross-ups, or any similar cash amounts or the making of any such payment prior to the first anniversary of the Stated Maturity of the Senior Notes is restricted by any intercreditor agreement;

(3) contains no change of control or similar provisions and does not accelerate and has no right to declare a default or event of default or take any enforcement action or otherwise require any cash payment (in each case, prior to the first anniversary of the Stated Maturity of the Senior Notes) or the payment of any amount as a result of any such action or provision, or the exercise of any rights or enforcement action (in each case, prior to the first anniversary of the Stated Maturity of the Senior Notes) is restricted by any intercreditor agreement;

(4) does not provide for or require any security interest or encumbrance over any asset of BP I, BP II or any of their respective Subsidiaries;

(5) pursuant to its terms or pursuant to any intercreditor agreement, is fully subordinated and junior in right of payment to the Senior Notes pursuant to subordination, payment blockage and enforcement limitation terms which are customary in all material respects for similar funding or are no less favorable in any material respect to Holders than those contained in the 2007 UK Intercreditor Agreement as in effect on the Issue Date with respect to the “Senior Creditors” (as defined therein) in relation to “Parentco Debt” (as defined therein);

provided that any event or circumstance that results in such subordinated obligation ceasing to qualify as Subordinated Shareholder Funding, including it ceasing to be held by any direct or indirect parent, any Affiliate of any direct or indirect parent or any Permitted Holder or any Affiliate thereof, shall constitute an Incurrence of such Indebtedness by BP I, BP II or such Restricted Subsidiary.

“Subsidiary” means, with respect to any Person, (1) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote

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in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof and (2) any partnership, joint venture or limited liability company of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise and (y) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Substantially All” when used in relation to assets, means assets of the relevant entity or entities having a market value of at least 75% of the market value of all of the assets of such entity or entities at the date of the relevant transactions.

“Target” means SIG Combibloc Group AG (formerly SIG Holding AG), a company limited by shares incorporated in Switzerland registered in the Commercial Register of the Canton of Schaffhausen with the register number CH-290.3.004.149-2.

“Target Shares” means all of the registered shares of Target.

“Tax Distributions” means any distributions described in clause (12) of the covenant entitled “— Certain Covenants — Limitation on Restricted Payments.”

“Taxes” means all present and future taxes, levies, imposts, deductions, charges, duties and withholdings and any charges of a similar nature (including interest, penalties and other liabilities with respect thereto) that are imposed by any government or other taxing authority.

“TOO” means the Ordinance of the Swiss Takeover Board on Public Takeover Offers in effect until December 31, 2008 (SR 954.195.1).

“Total Assets” means the total combined consolidated assets of BP I, BP II and the Restricted Subsidiaries, as shown on the most recent combined balance sheet of BP I and BP II.

“Transactions” means the June 2007 Transactions, the Reynolds Transactions, the Evergreen Transactions, the Pactiv Transactions, the Reynolds Foodservice Transactions, the Dopaco Transactions and the Graham Packaging Transactions.

“Treasury Rate” (as determined by the Issuers) means, with respect to the Senior Notes, as of any redemption date, the yield to maturity as of such date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the date the redemption notice is mailed (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to August 15, 2015; provided that if the period from the redemption date to such date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Officer” means any officer within the corporate trust department of the Trustee, including any managing director, vice president, senior associate or any other officer of the Trustee (1) who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject and (2) who shall have direct responsibility for the administration of the Senior Notes Indenture.

“Trustee” means the party named as such in the Senior Notes Indenture until a successor replaces it and, thereafter, means the successor.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of BP I or BP II that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

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(2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of RGHL may designate any Subsidiary (other than any Issuer) of BP I or BP II (including any newly acquired or newly formed Subsidiary of BP I or BP II) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on any property of, BP I or BP II or any other Subsidiary of BP I or BP II that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that the Subsidiary to be so designated and its Subsidiaries do not at the time of designation have and do not thereafter Incur any Indebtedness pursuant to which the lender has recourse to any of the assets of BP I, BP II or any of the Restricted Subsidiaries; provided further, however, that either:

(a) the Subsidiary to be so designated has total consolidated assets of $1,000 or less; or

(b) if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under the covenant described under “— Certain Covenants — Limitation on Restricted Payments.”

The Board of Directors of each of the Issuers may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

(x) (1) BP I or BP II could Incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or (2) the Fixed Charge Coverage Ratio for BP I, BP II and its Restricted Subsidiaries would be greater than such ratio for BP I, BP II and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation; and

(y) no Event of Default shall have occurred and be continuing.

Any such designation by the Board of Directors of each of the Issuers shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of each of the Issuers giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“US Controlled Foreign Subsidiary” means any Person that (A)(i) is a Foreign Subsidiary and (ii) is a “controlled foreign corporation” within the meaning of Section 957(a) of the Code and the US Treasury Regulations thereunder or (B)(i) is a Domestic Subsidiary and (ii) has no material assets other than securities of one or more Foreign Subsidiaries (which are “controlled foreign corporations” within the meaning of Section 957(a) of the Code and the US Treasury Regulations thereunder) of such Domestic Subsidiary and indebtedness issued by such Foreign Subsidiaries.

“U.S. Dollar Equivalent” means with respect to any monetary amount in a currency other than U.S. Dollars, at any time for determination thereof by BP I, BP II or the Trustee, the amount of U.S. Dollars obtained by converting such currency other than U.S. Dollars involved in such computation into U.S. Dollars at the spot rate for the purchase of U.S. Dollars with the applicable foreign currency as published in The Wall Street Journal in the “Exchange Rates” column under the heading “Currency Trading” (or, if The Wall Street Journal is no longer published, or if such information is no longer available in The Wall Street Journal, such source as may be selected in good faith by BP I or BP II) on the date of such determination.

“US Proceeds Loans” means (a) the intercompany loan from the US Issuer I to Closure Systems International Holdings Inc., dated as of November 5, 2009 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the 2009 Notes, (b) the intercompany loan from the US Issuer I to Reynolds Group Holdings Inc., dated as of November 5, 2009 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the 2009 Notes, (c) the intercompany loan from the US Issuer I to Reynolds Group Holdings Inc., dated May 4, 2010 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the May 2010 Notes, (d) the intercompany loan from the US Issuer I to Reynolds Acquisition Corporation, dated November 16, 2010 (as from time to time amended, supplemented, replaced or modified), made with a portion

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of the proceeds of the October 2010 Senior Notes and the October 2010 Senior Secured Notes, (e) the intercompany loan from the US Issuer I to Pactiv Corporation, dated February 1, 2011 (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the February 2011 Senior Secured Notes and the February 2011 Senior Notes and (f) in connection with the Graham Packaging Acquisition, the intercompany loan from the US Issuer I to BP I or one of its Subsidiaries, dated the Escrow Release Date (as from time to time amended, supplemented, replaced or modified), made with a portion of the proceeds from the Senior Secured Notes and the Senior Notes.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing (1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by (2) the sum of all such payments.

“Wholly Owned Restricted Subsidiary” is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or other similar shares required pursuant to applicable law) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

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TAX CONSIDERATIONS

United States Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax considerations relating to the exchange offer. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific Holders (as defined below) in light of their particular circumstances or to Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, dealers in securities or other Holders that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, Holders that hold a note as part of a straddle, hedge, conversion or other integrated transaction or U.S. Holders that have a “functional currency” other than the U.S. dollar). This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations. As used in this discussion, the term “Holder” means a beneficial owner of a note.

The exchange of an old note for a new note pursuant to the exchange offer will not be treated as a sale or exchange of the old note by a Holder for U.S. federal income tax purposes. Accordingly, a Holder of an old note will not recognize any gain or loss upon the exchange of such old note for a new note pursuant to the exchange offer. Such Holder’s holding period for such new note will include the holding period for such old note, and such Holder’s adjusted tax basis in such new note will be the same as such Holder’s adjusted tax basis in such old note. There will be no U.S. federal income tax consequences to a Holder of an old note that does not participate in the exchange offer.

INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME AND ANY OTHER TAX CONSIDERATIONS RELATING TO THE EXCHANGE OFFER IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Certain United Kingdom Tax Considerations

The following is a general summary of certain United Kingdom (“UK”) tax considerations relating to the exchange offer. The comments do not deal with other United Kingdom tax aspects of acquiring, holding or disposing of new notes. The comments relate only to the position of persons (“UK holders”) who are absolute beneficial owners of the new notes and are resident (and in the case of individuals, ordinarily resident and domiciled) in the UK for tax purposes. The following is a general guide for information purposes and should be treated with appropriate caution. In particular, noteholders who may be liable to taxation in jurisdictions other than the United Kingdom in respect of their acquisition, holding or disposal of new notes are advised to consult their professional advisers as to whether they are so liable (and if so under the laws of which jurisdictions), since the following comments relate only to certain United Kingdom taxation aspects of the exchange offer. In particular, noteholders should be aware that they may be liable to taxation under the laws of other jurisdictions in relation to payments in respect of new notes.

The exchange of old notes for new notes by a UK holder who is an individual should not be treated as a disposal of such old notes or an acquisition of the new notes for UK capital gains tax purposes. Instead, the new notes should be treated for such purposes as the same asset acquired at the same time, and for the same amount, as such old notes. However, the old notes may be regarded as “deeply discounted securities” for the purposes of the special rules set out in Chapter 8 of Part 4 of the Income Tax (Trading and Other Income) Act 2005. If so, the exchange of old notes for new notes by a UK holder who is an individual pursuant to the exchange offer may, depending on the holder’s personal circumstances, give rise to a charge to income tax on the positive difference, if any, between the market value of the new notes received by such holder on the date of the exchange and the amount paid by the holder to acquire the old notes for which they are exchanged.

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The tax consequences of the exchange of old notes for new notes for a UK holder which is within the charge to UK corporation tax (for example, a company which is resident in the UK for UK tax purposes) will in general depend on the accounting treatment of the exchange for such holder in its accounts, assuming that such a UK holder’s accounts are prepared in accordance with generally accepted accounting practice.

There will be no UK tax consequences for a UK holder of old notes who does not participate in the exchange offer.

INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR OWN PARTICULAR CIRCUMSTANCES AND THE PARTICULAR TAX CONSIDERATIONS APPLICABLE TO THEM RELATING TO THE NOTES, INCLUDING THE TAX CONSEQUENCES OF EXCHANGING OLD NOTES FOR NEW NOTES PURSUANT TO THE EXCHANGE OFFER OR NOT PARTICIPATING IN THE EXCHANGE OFFER.

Certain Luxembourg Income Tax Considerations

The following is a discussion of the material Luxembourg income tax considerations relating to the exchange offer for holders of the notes (the “Holders”) which are tax residents of Luxembourg. This discussion is based on the Luxembourg Income Tax Act of 1967 (Loi relative à l’impôt sur le revenu) as amended. This discussion does not address all of the Luxembourg income tax considerations that may be relevant to specific Holders in light of their particular circumstances or to Holders subject to special treatment under Luxembourg income tax law.

For Holders which are tax residents of Luxembourg, the exchange of an old note for a new note pursuant to the exchange offer will in principle be treated as a sale or exchange of the old note by a Holder for Luxembourg income tax purposes. Accordingly, a Holder of an old note may have to recognize a gain or loss upon the exchange of an old note for a new note pursuant to the exchange offer. Such Holder’s holding period for such new note will in principle not include the holding period for the old note, and such Holder will in principle have a new adjusted tax basis in such new note. In principle, there should not be any Luxembourg income tax consequences to a Holder of an old note that does not participate in the exchange offer.

For Holders which are not tax residents of Luxembourg, the exchange of an old note for a new note should not have any Luxembourg income tax consequences.

INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE LUXEMBOURG TAX CONSIDERATIONS TO THEM RELATING TO THE NOTES, INCLUDING THE TAX CONSEQUENCES OF EXCHANGING OLD NOTES FOR NEW NOTES PURSUANT TO THE EXCHANGE OFFER OR NOT PARTICIPATING IN THE EXCHANGE OFFER.

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PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for the old notes where such old notes were acquired as a result of market-making activities or other trading activities. The Issuers have agreed that, for a period of (i) in the case of an exchange dealer or initial purchaser, 180 days after the expiration date and (ii) in the case of any broker-dealer, 90 days after the expiration date, it will make this prospectus, as amended or supplemented, available for use in connection with any such resale. In addition, until          , 2012, all dealers effecting transactions in the new notes may be required to deliver a prospectus.

The Issuers will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of new notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of (i) in the case of an exchange dealer or initial purchaser, 180 days after the expiration date and (ii) in the case of any broker-dealer, 90 days after the expiration date the Issuers will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any exchange dealer, initial purchaser or broker-dealer that requests such documents in the letter of transmittal. The Issuers have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

Based on interpretations by the staff of the SEC as set forth in no-action letters issued to third parties (including Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), K-111 Communications Corporation (available May 14, 1993) and Shearman & Sterling (available July 2, 1993)), we believe that the new notes issued pursuant to the exchange offer may be offered for resale, resold and otherwise transferred by any holder of such new notes, other than any such holder that is a broker-dealer or an “affiliate” of us within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	such new notes are acquired in the ordinary course of business;

•	at the time of the commencement of the exchange offer, such holder has no arrangement or understanding with any person to participate in a distribution of such new notes; and

•	such holder is not engaged in and does not intend to engage in a distribution of such new notes.

We have not sought and do not intend to seek a no-action letter from the SEC with respect to the effects of the exchange offer, and there can be no assurance that the staff of the SEC would make a similar determination with respect to the new notes as it has in previous no-action letters.

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VALIDITY OF THE SECURITIES

The validity of the new notes and the guarantees will be passed upon for us by Debevoise & Plimpton LLP. Debevoise & Plimpton LLP will rely upon the opinion of Blank Rome LLP as to certain matters of California law, the opinion of Richards, Layton & Finger, P.A. as to certain matters of Delaware law, the opinion of Sher Garner Cahill Richter Klein McAllister and Hilbert L.L.C. as to certain matters of Louisiana law, the opinion of Dorsey & Whitney LLP as to certain matters of Minnesota law, the opinion of Lowenstein Sandler PC as to certain matters of New Jersey law, the opinion of Roberts & Stevens, P.A. as to certain matters of North Carolina law, the opinion of Vorys, Sater, Seymour and Pease LLP as to certain matters of Ohio law, the opinion of Ballard Spahr LLP as to certain matters of Pennsylvania law, the opinion of Jones Waldo Holbrook & McDonough, PC as to certain matters of Utah law, the opinion of Corrs Chambers Westgarth as to certain matters of Australian law, the opinion of Schoenherr Rechtsanwaelte GmbH as to certain matters of Austrian law, the opinion of Levy & Salomao Advogados as to certain matters of Brazilian law, the opinion of Harney Westwood & Riegels as to certain matters of British Virgin Islands law, the opinion of Blake, Cassels & Graydon LLP as to certain matters of Canadian law, the opinion of Pacheco Coto as to certain matters of Costa Rican law, the opinion of Carey Olson as to certain matters of Guernsey law, the opinion of Freshfields Bruckhaus Deringer (Hong Kong) as to certain matters of Hong Kong law, the opinion of Oppenheim Ügyvédi Iroda as to certain matters of Hungarian law, the opinion of Freshfields Bruckhaus Deringer (Japan) as to certain matters of Japanese law, the opinion of Loyens & Loeff, Avocats à la Cour, as to certain matters of Luxembourg law, the opinion of Borda y Quintana, S.C. as to certain matters of Mexican law, the opinion of Freshfields Bruckhaus Deringer (Netherlands) as to certain matters of Dutch law, the opinion of Bell Gully as to certain matters of New Zealand law, the opinion of Pestalozzi Attorneys at Law as to certain matters of Swiss law and the opinion of Weerawong, Chinnavat & Peangpanor Ltd. as to certain matters of Thai law.

EXPERTS

The financial statements of Reynolds Group Holdings Limited as of December 31, 2010 and 2011 and for each of the three years in the period ended December 31, 2011 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Beverage Packaging Holdings (Luxembourg) I S.A. as of December 31, 2010 and 2011 and for each of the three years in the period ended December 31, 2011 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of Beverage Packaging Holdings Group as of December 31, 2010 and 2011 and for each of the three years in the period ended December 31, 2011 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Pactiv Corporation at December 31, 2008 and 2009, and for each of the three years in the period ended December 31, 2009, appearing in this prospectus and the registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The carve-out combined financial statements of Dopaco as of May 1, 2011 and December 26, 2010 and for the 126-day period ended May 1, 2011 and the two years ended December 26, 2010 and December 27, 2009 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Graham Packaging Company Inc. as of December 31, 2009 and 2010 and for each of the three years in the period ended December 31, 2010 included in this prospectus have

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been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

In connection with the exchange offer, we have filed with the SEC, a registration statement on Form F-4, under the Securities Act, relating to the new notes to be issued in the exchange offer. As permitted by SEC rules, this prospectus does not contain all the information included in the registration statement. For a more complete understanding of the exchange offer, you should refer to the registration statement, including its exhibits.

The public may read and copy any reports or other information that we file with the SEC. Such filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. The SEC’s Internet address is included in this prospectus as an inactive textual reference only. You may also read and copy any document that we file with the SEC at its public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. You may also obtain a copy of the registration statement relating to the exchange offer and other information that we file with the SEC at no cost by calling us or writing to us at the following address:

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
Attention: Joseph Doyle
+64 (9) 366-6259

In order to obtain timely delivery of such materials, you must request documents from us no later than five business days before you must make your investment decision or at the latest by           , 2012.

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ENFORCEMENT OF CIVIL LIABILITIES

The US Issuers are organized under the laws of the state of Delaware. Lux Issuer is organized under the laws of Luxembourg. The guarantors are incorporated and organized under the laws of Australia, Austria, Brazil, British Virgin Islands, Canada, Costa Rica, Germany, Guernsey, Hong Kong, Hungary, Japan, Luxembourg, Mexico, The Netherlands, New Zealand, Switzerland, Thailand, England and Wales and the United States, as applicable. As of the date of this prospectus, the directors and officers of many of the guarantors and the Lux Issuer, and many of the assets of such guarantors, are located outside the United States. Therefore, any judgment obtained in the United States against any such guarantor or any other such person, including judgments with respect to the payment of principal, premium (if any) and interest on the notes, may not be collectible in the United States. In addition, it may not be possible for investors to effect service of process within the United States upon the directors and officers of many of the guarantors, or to enforce against any of them judgments obtained in U.S. courts predicated upon the civil liability provisions of federal or state securities laws. The laws of each jurisdiction with respect to the collectability and enforcement of judgments obtained in U.S. courts are different and may adversely affect your right of recovery. See “Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral and the Notes — You may be unable to enforce judgments obtained in the United States and foreign courts against us, certain of the guarantors or our or their respective directors and executive officers.”

Australia

To enforce a conclusive and unsatisfied judgment that is enforceable by execution in the United States and obtained against a guarantor incorporated in Australia in a superior court of New York having jurisdiction to give that judgment, it is necessary for the judgment creditor to bring separate proceedings in the appropriate courts of Australia founded on the judgment. There is no treaty between the Commonwealth of Australia and the United States regarding the reciprocal recognition and enforcement of judgments.

Additionally, there is doubt as to the enforceability in Australia in original actions, or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the civil liability provisions of the federal securities laws of the United States. Further, a judgment of a United States court (whether or not such judgment relates to United States federal securities laws) may not be enforceable in Australia in certain other circumstances, including, among others, where such judgments:

•	contravene local public policy;

•	breach the rules of natural justice or general principles of fairness or are obtained by fraud;

•	are subject to a declaration under the Foreign Proceedings (Excess of Jurisdiction) Act (1984) of Australia;

•	are not for a fixed or readily ascertainable sum;

•	are subject to appeal, dismissal, stay of execution or are otherwise not final and conclusive;

•	involve multiple or punitive damages; or

•	relate to proceedings of a revenue or penal nature.

Austria

According to the Austrian Enforcement Act (Exekutionsordnung), foreign judgments are only enforceable if the reciprocity is warranted by a bilateral or multilateral treaty between the countries involved or by an ordinance (Verordnung) of the Austrian government (in which ordinance the Austrian government confirms the reciprocity). The Republic of Austria and the United States have not entered into a treaty regarding the reciprocal recognition and enforcement of judgments rendered in either courts, other than arbitration awards in civil and commercial matters. There is also no applicable ordinance of the Austrian government in place. As such, the courts of Austria will not recognize and/or enforce a judgment obtained in the courts of the United States, be it a judgment rendered by a United States federal or state court. Accordingly, the subject matter

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upon which a judgment has been obtained in a United States federal or state court must be re-litigated before Austrian courts in accordance with applicable Austrian Civil Procedure Laws (Zivilprozessverfahren). Only after having obtained a final judgment before Austrian courts can enforcement procedures be initiated under the Austrian Enforcement Act.

Brazil

Some guarantors of the notes are incorporated under the laws of Brazil. These guarantors’ directors all reside outside the United States and all of the guarantors’ assets are located outside the United States. As a result, it may not be possible for investors to effect service of process in the United States upon such Guarantors or their directors, or to enforce judgments against them in the United States.

Brazil has not entered into a treaty with the United States providing for the reciprocal recognition and enforcement of judgments. Notwithstanding, a final conclusive judgment for the payment of money rendered by any U.S. state or federal court in respect of the guarantee would be recognized in the courts of Brazil (to the extent that Brazilian courts may have jurisdiction) and such courts would enforce such judgment without any retrial or reexamination of the merits of the original action only if such judgment has been previously ratified by the Superior Court of Justice of Brazil (Superior Tribunal de Justiça or STJ). Such ratification is available only if:

•	the judgment fulfills all formalities required for its enforceability under the applicable federal and state laws of the U.S.;

•	the judgment contemplates an order to pay a determined sum of money or specific performance;

•	the judgment is issued by a competent court after proper service of process on the parties in conformity with due process, which service must comply with Brazilian law if made against a Brazilian resident party, or after sufficient evidence of the parties’ absence has been given, as established pursuant to applicable law;

•	the judgment is not subject to appeal;

•	the judgment is authenticated by the Brazilian consulate in the location the judgment was delivered;

•	the judgment is translated into Portuguese by a certified translator; and

•	the judgment is not against Brazilian public policy, good morals or national sovereignty.

Notwithstanding the foregoing, no assurance can be given that such ratification would be obtained, that the process described above could be conducted in a timely manner or that a Brazilian court would enforce a monetary judgment for violation of the U.S. securities laws with respect to the guarantee. Furthermore, civil actions may be brought before Brazilian courts in connection with this prospectus predicated solely on the federal securities laws of the United States and, subject to applicable law, Brazilian courts may enforce liabilities in such action against us or the directors and officers (provided that provisions of the federal securities laws of the United States do not contravene Brazilian policy, good morals or national sovereignty and provided further that Brazilian courts can assert jurisdiction over the particular action) and the ability of a judgment creditor to satisfy a judgment by attaching certain assets of the defendant is limited by provisions of Brazilian law.

Under Brazilian regulations, Brazilian companies are not required to obtain authorization from the Brazilian Central Bank in order to make payments under guarantees in favor of foreign persons, such as the holders of the notes and the Issuers. There is no assurance that such regulations will continue to be in force at the time the Brazilian guarantors are required to perform their payment obligations under the guarantees. If these regulations are modified and an authorization from the Brazilian Central Bank is required, the Brazilian guarantors would need to seek an authorization from the Brazilian Central Bank to transfer the amounts under the guarantees out of Brazil or, alternatively, make such payments with funds held by the Brazilian guarantors outside Brazil. There is no assurance that such an authorization will be obtained or that such funds will be available.

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In addition, a plaintiff (whether Brazilian or not) that resides outside Brazil during the course of litigation in Brazil must post bond to secure payment of costs and fees if the plaintiff owns no real property in Brazil. This bond must have a value sufficient to satisfy the payment of court fees and defendant’s attorneys’ fees, as determined by the Brazilian judge, except in the case of the enforcement of foreign judgments that have been duly confirmed by the STJ.

British Virgin Islands

There is no statutory registration regime in the British Virgin Islands for judgments of the courts of the United States (the “Courts”). However, any final and conclusive monetary judgment for a definite sum obtained against a British Virgin Islands’ Guarantor (the “BVI Guarantor”) in the Courts would be recognized as a valid judgment and treated by the courts of the British Virgin Islands as a cause of action in itself and sued upon as a debt at common law with a view to proceeding with the claim by way of summary judgment so that no retrial of the issues would be necessary provided that:

•	the Courts had jurisdiction in the matter and the BVI Guarantor either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

•	the judgment given by the Courts was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations;

•	the judgment was not procured by fraud;

•	recognition or enforcement of the judgment in the British Virgin Islands would not be contrary to public policy;

•	the proceedings pursuant to which judgment was obtained were not contrary to natural justice;

•	no new admissible evidence relevant to the matter was submitted prior to the rendering of the judgment by the courts of the British Virgin Islands; and

•	all procedures relevant to the matter under the laws of the British Virgin Islands were duly complied with.

The British Virgin Islands would follow the general position under English common law that a court will not enforce a foreign penal law, either directly or indirectly. A judgment awarding monetary damages under the U.S. federal securities laws would constitute a penalty (and therefore not be enforced) if it is recoverable only at the instance of: (i) a U.S. state; (ii) a U.S. public official or agency; or (iii) a member of the public in the character of a common informer who pursues an action in the interest of the whole community.

Original action in the British Virgin Islands based upon the U.S. federal securities laws

If an action is capable of amounting to a cause of action under common law and thus capable of being sustained as a cause of action in itself under English law then it may be possible for such action to be brought in the British Virgin Islands. For example, if the action to be brought in the British Virgin Islands is based on a provision within the U.S. federal securities laws which prohibits fraud, deceit or misrepresentation in the sale of securities, an investor may be able to bring an original action in the British Virgin Islands if the facts and circumstances of their case amount to an action for fraud, misrepresentation or deceit based solely on the common law without reference to or independent of the U.S. federal securities laws.

However, where such action can only be based on a particular provision within the U.S. federal securities laws, for example, such action that may relate to strict reporting or registration requirements to particular bodies established under or recognized by such law (such as the SEC); it is very unlikely that such action would have extra-territorial effect unless specifically stated within that law and recognized as having such effect under British Virgin Islands law. Consequently, an investor would not be able to bring such an action in the British Virgin Islands in those circumstances.

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Canada

Canada and its provinces are not party to any convention or bilateral treaty with the United States providing for the reciprocal recognition and enforcement of judgments. As a result, a judgment obtained in a U.S. federal or state court (a “U.S. Court”) against the guarantors (or their directors or officers) incorporated (or located) in the province of Ontario or Québec will not automatically be recognized or enforced by the courts of those provinces, but may be enforced by a judgment of the courts of those provinces on the basis discussed below. However, there is substantial doubt whether an original action predicated solely upon civil liability under United States federal securities legislation could be brought successfully in the province of Ontario or Québec, and furthermore, that if a court of either of those provinces concluded that it had jurisdiction over such an action, it might exercise its discretion to decline to assume jurisdiction based on consideration of the most appropriate or convenient forum for that action to be heard.

Ontario

A court of competent jurisdiction in the Province of Ontario (“Ontario Court”) would give a judgment based upon a final and conclusive in personam judgment of a court exercising jurisdiction in a U.S. Court for a sum certain, obtained against a guarantor (or its directors or officers) with respect to a claim arising out of the guarantee provided by such guarantor (a “U.S. Judgment”), without reconsideration of the merits, provided that:

(a) the U.S. Court had jurisdiction over the guarantor as recognized under the laws of the Province of Ontario and the federal laws of Canada applicable therein for purposes of enforcement of foreign judgments;

(b) an action to enforce the U.S. Judgment must be commenced in the Ontario Court within any applicable limitation period;

(c) the Ontario Court has discretion to stay or decline to hear an action on the U.S. Judgment if the U.S. Judgment is under appeal or there is another subsisting judgment in any jurisdiction relating to the same cause of action as the U.S. Judgment;

(d) the Ontario Court will render judgment only in Canadian dollars; and

(e) an action in the Ontario Court on the U.S. Judgment may be affected by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally; and

subject to the following defenses:

(f) the U.S. Judgment was obtained by fraud or in a manner contrary to the principles of natural justice;

(g) the U.S. Judgment is for a claim which under the laws of the Province of Ontario and the federal laws of Canada applicable therein would be characterized as based on a foreign revenue, expropriatory, penal or other public law, which would include awards of damages made under civil liability provisions of United States federal securities legislation, or other laws, to the extent that the same would be classified by Ontario Courts as being of a penal nature (for example, penal or similar awards made by a court in a regulatory prosecution or proceeding);

(h) the U.S. Judgment is contrary to Ontario public policy or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in these statutes; and

(i) the U.S. Judgment has been satisfied or is void or voidable under the laws of the applicable state or the federal laws of the United States.

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Québec

A court of competent jurisdiction in the Province of Québec (a “Québec Court”) would permit a motion to be brought in a Québec Court for recognition and enforcement of any final, conclusive and enforceable judgment in personam for a sum certain rendered by a U.S. Court if the judgment is neither subject to ordinary remedy (such as appeal and judicial review) nor impeachable as void or voidable under the internal law of the relevant state, and if :

•	the U.S. Court rendering such judgment had jurisdiction over the judgment debtor, as determined by the Civil Code of Québec;

•	such judgment was not obtained by fraud or rendered in contravention of the fundamental principles of procedure or contrary to any order made by the Attorney General of Canada under the Competition Act (Canada) or the Foreign Extraterritorial Measures Act (Canada);

•	there has been no dispute between the same parties, based on the same facts and having the same object, which has given rise to a decision by a Québec Court, whether it has acquired the authority of a final judgment (res judicata) or not, or is pending before a competent authority, in the first instance, or has been decided in a third country and the decision meets the necessary conditions for recognition by such a Québec Court;

•	the outcome of such judgment is not manifestly inconsistent with public order as understood in international relations, as such term is applied by a Québec Court;

•	the enforcement of such judgment does not constitute the enforcement of obligations arising from the taxation law of a jurisdiction other than the Province of Québec unless the law of that jurisdiction recognizes and enforces the taxation law of the Province of Québec; and

•	the motion for recognition and declaration for enforcement of such judgment in the Province of Québec is commenced within three years after the date of such judgment.

Further, if the judgment was rendered by default, the plaintiff must prove that the act of procedure initiating the proceedings was duly served on the defendant, and a Québec Court may refuse recognition or enforcement of the judgment if the defendant proves that, owing to the circumstances, it was unable to learn of the act of procedure initiating the proceedings or it was not given sufficient time to offer its defense.

Recognition or enforcement of a foreign decision may also be granted partially if the decision deals with several claims that can be dissociated.

Where a foreign decision orders a debtor to pay a sum of money expressed in foreign currency, a Québec Court converts the sum into Canadian currency at the rate of exchange prevailing on the day that the decision became enforceable at the place where it was rendered.

England and Wales

Enforcement of judgments of US courts

England and Wales is not party to any convention or bilateral treaty with the United States providing for the reciprocal recognition and enforcement of judgments. As a result, a judgment obtained in a court in the United States against the guarantors (or their directors or officers) incorporated (or located) in England and Wales will not automatically be recognized or enforced in England and Wales, but may be enforceable by separate action on the judgment in accordance with English common law rules.

To obtain an enforceable judgment in England and Wales, the claimant would be required to bring fresh proceedings before the competent court in England and Wales. In such an action, the English court is unlikely to re-examine the merits of the original case decided by a United States court.

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According to current practice, the English court will (subject to the following matters) enforce the judgment of a court in the United States in a claim in personam provided that the following conditions inter alia are satisfied:

(a) the judgment is for a debt or fixed or ascertainable sum of money (provided that the judgment does not relate to U.S. penal, revenue or other public laws);

(b) the judgment is final and conclusive; and

(c) the court in the United States had, at the time when proceedings were served, jurisdiction over the judgment debtor in accordance with the English rules of private international law.

An English court will not, however, enforce that judgment if the judgment debtor satisfies the court that:

(a) the judgment was (i) procured by fraud, or (ii) given in breach of principles of natural or substantial justice;

(b) recognition of the judgment would be contrary to English public policy;

(c) the judgment is a judgment on a matter previously determined by an English court or another court whose judgment is entitled to recognition in England or conflicts with an earlier judgment of such court;

(d) the judgment was obtained in breach of an agreement for the settlement of disputes (otherwise than by proceedings in a United States court);

(e) the judgment is of a kind specified in Section 5 of the Protection of Trading Interests Act 1980 (judgments for multiple damages, etc.) or based on measures designated by the Secretary of State under Section 1 of that Act (overseas measures affecting UK trading interests); or

(f) enforcement proceedings are time barred under the Limitation Act 1980.

If the English court gives judgment for the sum payable under a judgment of a United States court, the English judgment would be enforceable by the methods generally available for the enforcement of English judgments. These give the court discretion whether to allow enforcement by any particular method. In addition, it may not be possible to obtain an English judgment or to enforce any English judgment if the judgment debtor is subject to any insolvency or similar proceedings, if there is delay, if an appeal is pending or anticipated against the English judgment in England or against the foreign judgment in the courts of the United States or if the judgment debtor has any set-off or counterclaim against the judgment creditor. Additionally any security interest created under the Senior Secured Credit Facilities and the senior secured notes may be affected in circumstances where the English courts provide judicial assistance to persons empowered under foreign bankruptcy law to act on behalf of an insolvent company.

It is unclear whether a judgment awarding monetary damages under the U.S. federal securities laws would constitute an unenforceable penalty. One court has held that a judgment awarding disgorgement damages does not constitute a penalty, whereas a “civil penalty” would be deemed to be so. However, the position has not been finally settled.

Original actions in courts of England and Wales

It is questionable whether an English court would accept jurisdiction and impose civil liability on a guarantor incorporated in England and Wales if the original action against the guarantor was commenced in England and Wales, instead of the United States, and predicated upon U.S. securities laws.

Germany

Enforcement of U.S. Judgments in Germany

There is doubt as to the enforceability in Germany of civil liabilities based on federal or state securities laws of the United States, either in an original action or in an action to enforce a judgment obtained in

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U.S. federal or state courts. The United States and the Federal Republic of Germany currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Consequently, a final judgment for payment given by any federal or state court in the United States, whether or not predicated solely upon U.S. federal or state securities laws, would not automatically be enforceable in Germany. A final judgment by a U.S. federal or state court, however, may be recognized and enforced in Germany in an action before a court of competent jurisdiction in accordance with the proceedings set forth by the German Code of Civil Procedure (Zivilprozessordnung). In such an action, a German court generally will not reinvestigate the merits of the original matter decided by a U.S. court, except as noted below. The recognition and enforcement of the U.S. judgment by a German court is conditional upon a number of factors, including the following:

•	the judgment being final under U.S. law;

•	the U.S. court having had jurisdiction over the original proceeding under German law;

•	the defendant having had the chance to defend itself against an unduly or untimely served complaint;

•	the judgment of the U.S. court being consistent with — should one of the following judgments exist — (i) the judgment of a German court or (ii) a recognized judgment of a foreign court handed down before the judgment of the U.S. court;

•	the procedure on which the judgment of the U.S. court is based being consistent with — should a matter have been pending before a German court before — the procedure of that pending matter in Germany;

•	the recognition of the judgment by the U.S. court being compatible with German public policy, including the fundamental principles of German law and, in particular, the civil liberties (Grundrechte) guaranteed by virtue of the German Constitution (Grundgesetz); and

•	generally, the guarantee of reciprocity.

Subject to the foregoing, holders of the notes may be able to enforce judgments in civil and commercial matters obtained from U.S. federal or state courts in Germany. However, there can be no assurance that attempts to enforce judgments in Germany will be successful. In addition, the recognition and enforcement of punitive damages are usually denied by German courts as incompatible with the substantial foundations of German law. Moreover, a German court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Consequently, judgments awarding monetary damages under civil liabilities provisions of the U.S. federal securities laws may not be enforceable to the extent they provide for a compensation that would qualify as being of a penal or punitive nature, i.e. where such compensation exceeds the actual losses and the compensation for pain and suffering.

German civil procedure differs substantially from U.S. civil procedure in a number of respects. Insofar as the production of evidence is concerned, U.S. law and the laws of several other jurisdictions based on the common law provide for pre-trial discovery, a process by which parties to the proceedings may, prior to trial, compel the production of documents by adverse or third parties and the deposition of witnesses. Evidence obtained in this manner may be decisive in the outcome of any proceeding. No such pre-trial discovery process exists under German law.

Guernsey

In Guernsey, foreign judgments can be recognized by the Royal Court of Guernsey either under the Foreign Judgments (Reciprocal Enforcement) (Guernsey) Law, 1957, as amended, which provides a statutory framework for the enforcement of judgments from certain recognized jurisdictions, or under the principles of common law. Guernsey is not party to any convention or bilateral treaty with the United States providing for the reciprocal recognition and enforcement of judgments. As a result, a judgment obtained in a court in the United States against the Guernsey guarantor (or its directors or officers) incorporated (or located) in Guernsey

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will not automatically be recognized or enforced in Guernsey, but may be enforceable by separate action on the judgment in accordance with Guernsey common law rules.

To obtain an enforceable judgment in Guernsey, the claimant would be required to bring fresh proceedings before the competent court in Guernsey. In such an action, the Guernsey court is unlikely to re-examine the merits of the original case decided by a United States court.

According to current practice, the Guernsey court will (subject to the following matters) enforce the judgment of a court in the United States in a claim in personam provided that the following conditions inter alia are satisfied:

(a) the judgment is for a debt or fixed or ascertainable sum of money (provided that the judgment does not relate to U.S. penal, revenue or other public laws);

(b) the judgment is final and conclusive; and

(c) the court in the United States had, at the time when proceedings were served, jurisdiction over the judgment debtor in accordance with the Guernsey rules of private international law.

A Guernsey court will not, however, enforce that judgment if the judgment debtor satisfies the court that:

(a) the judgment was (i) procured by fraud, or (ii) given in breach of principles of natural or substantial justice;

(b) recognition of the judgment would be contrary to Guernsey public policy;

(c) the judgment is a judgment on a matter previously determined by a Guernsey court or another court whose judgment is entitled to recognition in Guernsey or conflicts with an earlier judgment of such court;

(d) the judgment was obtained in breach of an agreement for the settlement of disputes (otherwise than by proceedings in a United States court); and

(e) enforcement proceedings are time barred under the Guernsey Laws on Prescription/Limitation.

If the Guernsey court gives judgment for the sum payable under a judgment of a United States court, the Guernsey judgment would be enforceable by the methods generally available for the enforcement of Guernsey judgments. These give the court discretion whether to allow enforcement by any particular method. In addition, it may not be possible to obtain a Guernsey judgment or to enforce any Guernsey judgment if the judgment debtor is subject to any insolvent administration or similar proceedings, if there is delay, if an appeal is pending or anticipated against the Guernsey judgment in Guernsey or against the foreign judgment in the courts of the United States or if the judgment debtor has any set-off or counterclaim against the judgment creditor. Additionally any Security Interest may affect the circumstances where the Guernsey courts provide judicial assistance to persons empowered under foreign bankruptcy law to act on behalf of an insolvent company and/or in relation to the enforcement of a judgment debt.

Jurisdiction

A foreign court is considered to have jurisdiction where one of four criteria is met, being any of the following:

•	where the respondent to the order sought to be enforced was, at the time the proceedings were instituted, present in the foreign jurisdiction (and where that “person” is a corporate entity, whether it is resident or maintains a fixed place of business in the foreign jurisdiction);

•	where the respondent to the order sought to be enforced was a claimant or counterclaimant in the proceedings in the foreign court;

•	where the respondent to the order sought to be enforced submitted to the jurisdiction of the foreign court by voluntarily appearing in the proceedings; or

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•	where the respondent to the order sought to be enforced agreed, prior to the commencement of the proceedings, to submit to the jurisdiction of the foreign court.

Sum of Money

It is a generally accepted principle of common law in Guernsey that for a court to recognize a foreign judgment, that judgment needs to be for a definite sum of money and must not include deductions or additions for unspecified amounts such as tax, nor can it include penalties.

Final and Conclusive

A foreign judgment which is final and conclusive, for the purposes of recognition under Guernsey common law, is one which cannot be varied by the court which pronounced it, notwithstanding that there may be a right of appeal.

Subject to the foregoing, holders of notes who obtain a final judgment for a definite sum of money from a court in New York against a Guernsey guarantor could subsequently bring proceedings in Guernsey to recover the sum specified, as the Guernsey guarantor submitted to the jurisdiction of the New York Courts when entering into the indentures.

Original actions in courts of Guernsey

A court of Guernsey would have jurisdiction over an action brought by an investor under U.S. securities laws against a guarantor incorporated and organized under the laws of Guernsey, and would apply U.S. law (if applicable) to determine the liability of the defendant. However, the court may decline to exercise jurisdiction over the claim. A key factor as to whether the Guernsey Court would take jurisdiction is likely to be arguments on forum conveniens. Factors such as the extent of the disputed issues of Foreign law and the location of key witnesses is likely to influence the Guernsey Courts’ decision at this area.

Would a monetary judgment on U.S. Federal Securities Laws Constitute a penalty

This is addressed only to the extent it may affect the enforcement of a U.S. judgment. There is no specific decided Guernsey case law on this point. The matter cannot therefore be conclusively opined on. The issue would seem to turn on whether the exemptions (set out above) apply — in particular issues of Guernsey’s public policy. Assuming the basis of the monetary judgment was securities legislation seeking to achieve (in policy terms) what Guernsey’s own securities legislation is seeking to achieve (again in policy terms) and no criminal sanctions are linked to the non payment of any monetary judgment (so matters cannot be characterized except as a pure monetary judgment) then the Guernsey Court may be prepared to enforce a monetary judgment based on U.S. Federal Securities Law and would not hold it a non-enforceable penalty.

Hungary

Enforcement of the Choice of U.S. Law

The Hungarian courts would give effect to the choice of U.S. law as the governing law of the obligations under the guarantee in a lawsuit commenced in respect of the guarantee.

Enforcement of U.S. Court Judgments

Hungarian courts will enforce a final and non-appealable judgment of a U.S. court with respect to property (including money) claims only in cases where:

(i) the jurisdiction of the court or authority is found to be legitimate under Hungarian legal rules concerning jurisdiction; and

(ii) the jurisdiction of such foreign court was stipulated by the parties in the manner prescribed by Hungarian conflicts law.

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The judgments of foreign courts are recognized under Hungarian law except where:

(i) such recognition is manifestly contrary to public policy in Hungary;

(ii) the foreign court would not have had competence under its own laws to proceed against its own citizen (including legal entities) in a similar matter;

(iii) it was given in default of appearance, if the defendant was not served with the document which instituted the proceedings or with an equivalent document in sufficient time and such a way as to enable him to arrange for his defenses, unless the defendant failed to commence proceedings to challenge the judgment when it was possible for him so to do;

(iv) the decision was based on the findings of proceedings which seriously violated the basic principles of Hungarian procedural rules;

(v) it is irreconcilable with the judgment given in a dispute between the same parties in Hungary;

(vi) it is irreconcilable with an earlier judgment given outside Hungary involving the same cause of action and between the same parties, provided that the earlier judgment fulfils the conditions necessary for its recognition in Hungary addressed; or

(vii) the judgment conflicts with the provisions of any regulation dealing with jurisdiction in matters relating to insurance, jurisdiction over consumer contracts and exclusive jurisdiction (for example, proceedings related to real estate located in Hungary).

Statute of Limitations

The general statute of limitations period is five years in Hungary for enforcing a claim arising from guarantee obligations. The enforceability of a foreign judgment or arbitration award arising from a lawsuit initiated after the Hungarian statute of limitations periods have elapsed is uncertain.

Japan

A judgment of a foreign court may be enforced in a court of Japan, without further consideration of the merits of the case, only if all of the following conditions are satisfied:

•	the foreign judgment concerned is duly obtained and is final and conclusive;

•	the jurisdiction of the foreign court is recognized by the applicable law, or treaty;

•	service of process has been duly effected on the party against which such judgment is to be enforced in Japan (the “Counterparty”) other than by public notice or some other similar method, or the Counterparty has appeared in the relevant proceedings in the foreign jurisdiction without receiving service thereof;

•	the foreign judgment (including the court procedures leading to such judgment) is not contrary to public order or the good morals doctrine in Japan;

•	judgments of Japanese courts receive reciprocal treatment in the courts of the foreign jurisdiction concerned; and

•	the dispute resolved by the foreign judgment has not been resolved by a judgment given by a Japanese court and is not being litigated before a Japanese court.

There is no treaty between Japan and the United States regarding the reciprocal enforcement of judgments. However, under certain state court’s precedents, the following states are recognized as having reciprocity with Japan: California, New York, Texas, Nevada and the District of Columbia.

An investor may bring an original action in Japan based upon the U.S. federal securities laws if Japanese courts have jurisdiction over such action.

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A judgment of a foreign court which orders payment of punitive damages may be considered contrary to public order or the good morals doctrine and, therefore, such judgment may not be enforceable in Japan.

Luxembourg

Although there is no treaty between Luxembourg and the United States regarding the reciprocal enforcement of judgments, a valid, final and conclusive judgment against the Lux Issuer or a guarantor incorporated in Luxembourg obtained from a state or federal court of the United States, which judgment remains in full force and effect, may be enforced through a court of competent jurisdiction in Luxembourg, subject to compliance with the enforcement procedures set forth in Article 678 et seq. of the Luxembourg New Code of Civil Procedure, being:

•	the foreign court must properly have had jurisdiction to hear and determine the matter, both according to its own laws and to the Luxembourg international private law conflict of jurisdiction rules;

•	the foreign court must have applied the law which is designated by the Luxembourg conflict of laws rules or, at least, the order must not contravene the principles underlying those rules;

•	the decision of the foreign court must be enforceable in the jurisdiction in which it was rendered;

•	the foreign court must have applied the proper law to the matter submitted to it and the foreign procedure must have been regular in light of the laws of the country of origin;

•	the decision of the foreign court must not have been obtained by fraud, but in compliance with the rights of the defendant and in compliance with its own procedural laws; and

•	the decisions and the considerations of the foreign court must not be contrary to Luxembourg international public policy rules or have been given in proceedings of a tax, penal or criminal nature (which would include awards of damages made under civil liabilities provisions of the U.S. federal securities laws, or other laws, to the extent that the same would be classified by Luxembourg courts as being of a penal or punitive nature (for example, fines or punitive damages)) or rendered subsequent to an evasion of Luxembourg law (fraude à la loi). Ordinarily an award of monetary damages would not be considered as a penalty, but if the monetary damages include punitive damages such punitive damages may be considered as a penalty.

If an original action is brought in Luxembourg, without prejudice to specific conflict of law rules, Luxembourg courts may refuse to apply the designated law if the choice of such foreign law was not made bona fide or (i) if the foreign law was not pleaded and proved or (ii) if pleaded and proved, such foreign law was contrary to mandatory Luxembourg laws or incompatible with Luxembourg public policy rules. In an action brought in Luxembourg on the basis of U.S. federal or state securities laws, Luxembourg courts may not have the requisite power to grant the remedies sought.

Mexico

There is doubt as to the enforceability in Mexico of civil liabilities based on the federal or state securities laws of the United States, either in an original action or in an action to enforce a judgment obtained in U.S. federal or state courts. The United States and Mexico currently do not have a treaty providing for the reciprocal recognition and enforcement of foreign judgments. Consequently, a final judgment for payment given by any federal or state court in the United States, whether or not predicated solely upon U.S. federal or state securities laws, would not automatically be enforceable in Mexico. A final judgment by a U.S. federal or state court in a properly decided case, however, may be recognized and enforced in Mexico in an action before a court of competent jurisdiction pursuant to Article 1347A of the Commerce Code, which provides, inter alia, that any judgment rendered outside Mexico may be enforced by Mexican courts, provided that:

•	such judgment is obtained in compliance with the legal requirements of the jurisdiction of the court rendering such judgment and in compliance with all legal requirements of the respective transaction documents;

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•	such judgment is strictly for the payment of a certain sum of money, based on an in personam (as opposed to an in rem) action;

•	the judge or court rendering the judgment was competent to hear and judge on the subject matter of the case in accordance with accepted principles of international law that are compatible with Mexican law. The foreign judge or court rendering the judgment would not be considered competent when the relevant documents include a jurisdiction clause in which the parties have submitted solely to the jurisdiction of Mexican courts;

•	service of process is made personally on the defendant or on its duly appointed process agent;

•	such judgment does not contravene Mexican law, public policy of Mexico, international treaties or agreements binding upon Mexico or generally accepted principles of international law;

•	the applicable procedure under the laws of Mexico with respect to the enforcement of foreign judgments (including the issuance of a letter rogatory by the competent authority of such jurisdiction requesting enforcement of such judgment and the certification of such judgment as authentic by the corresponding authorities of such jurisdiction in accordance with the laws thereof) is complied with;

•	the action in respect of which such judgment is rendered is not the subject matter of a lawsuit among the same parties, pending before a Mexican court;

•	such judgment is final in the jurisdiction where obtained;

•	the courts of such jurisdiction recognize the principles of reciprocity in connection with the enforcement of Mexican judgments in such jurisdiction; and

•	such judgment fulfills the necessary requirements to be authentic.

Recognition of the Laws of New York in Judicial Proceedings in Mexico

Although the choice of the laws of New York to govern the guarantees would be recognized by the competent courts of Mexico, in case of a dispute before a Mexican court, the Mexican court would only recognize the substantive laws of New York and would apply the laws of Mexico with respect to procedural matters. Further, a Mexican court may refuse to apply and/or to enforce provisions governed by the laws of New York (as they apply to the guarantees) if the respective provision is contrary to the public policy of Mexico.

Judgments of Mexican Courts Enforcing the Obligations of Any Mexican Guarantors in Respect of the Notes Would Be Paid Only in Mexican Pesos

In the event that proceedings are brought against the Mexican guarantors in Mexico, either to enforce a judgment or as a result of an original action brought in Mexico, the Mexican guarantors would not be required to discharge those obligations in a currency other than Mexican currency. Under the Monetary Law of Mexico, an obligation, whether resulting from a judgment or by agreement, denominated in a currency other than Mexican currency, which is payable in Mexico, may be satisfied in Mexican currency at the rate of exchange in effect on the date on which payments are made. Such rate is currently determined by the Mexican Central Bank (Banco de México) and published every banking day in the Official Gazette of the Federation (Diario Oficial de la Federación). No separate action exists or is enforceable in Mexico for compensation for any shortfall.

New Zealand

Two guarantors of the notes are companies incorporated under the laws of New Zealand (“New Zealand Guarantors”). With the exception of Thomas Degnan, all of the directors of the New Zealand Guarantors reside outside the United States and all or a substantial portion of the assets of the New Zealand Guarantors and of the directors (other than Thomas Degnan) are located outside the United States. As a result, it may not be possible for investors to effect service of process in the United States upon a New Zealand Guarantor or its directors residing outside the United States, or to enforce judgments against them in the United States.

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Although there is no treaty between the United States and New Zealand providing for the reciprocal recognition and enforcement of judgments, as a matter of judicial comity, New Zealand courts will recognize a judgment obtained in the courts of the United States if, under the conflict of laws rules applied in New Zealand, the courts of the relevant jurisdiction of the United States had jurisdiction to give judgment against the judgment debtor. The jurisdiction of a court of the United States (or other foreign country) will be recognized in New Zealand if any of the following applies:

•	the person against whom the judgment is sought to be recognized or enforced (the “judgment debtor”) was resident in the relevant jurisdiction of the United States at the time proceedings were instituted, (and possibly if he or she were merely present at that time);

•	the judgment debtor was the plaintiff, or counterclaimed, in the proceedings in the United States court;

•	the judgment debtor submitted to the jurisdiction of the United States court by voluntarily appearing in the proceedings; or

•	the judgment debtor had expressly agreed before the commencement of the proceedings to submit to the jurisdiction of that court, or of the courts of that jurisdiction, in respect of the subject matter of the proceedings.

Provided the jurisdiction of the relevant United States court is recognized, its judgment may be enforced as a debt by proceedings in the courts of New Zealand, provided that the judgment:

•	is for payment of a debt or a definite sum of money;

•	is not in respect of taxes, fines or penalties;

•	is final and conclusive;

•	has not been wholly satisfied;

•	was not obtained by fraud;

•	was not obtained following proceedings that are contrary to New Zealand’s conception of natural justice; and

•	was not repugnant to public policy as then recognized in New Zealand.

A judgment awarding monetary damages under U.S. federal securities laws may not be enforceable under New Zealand law if it is considered a “penalty” under New Zealand law. In classifying something as “penal” the Court will consider, but is not limited to considering, whether the laws are directed to the imposition of punishment or the recovery of monetary penalties.

An investor may bring an original action in a New Zealand Court based upon U.S. federal securities laws. However, the defendant of such action may challenge the proceedings on the basis that the New Zealand Court is not the appropriate forum for the trial of the proceeding.

Factors that are relevant to the determination of appropriate forum for the proceedings (the “forum conveniens”) include: (a) the relative cost and convenience of proceeding in each jurisdiction; (b) the location and availability of documents and witnesses; (c) the existence and state of related litigation in another jurisdiction; (d) whether all relevant parties are subject to the forum jurisdiction, so that all issues can be resolved in one hearing; (e) whether the law governing the dispute is the law of the forum; (f) the existence of an agreement to submit to a particular jurisdiction or a clause relating to the appropriateness of a particular forum; (g) the strength of the plaintiff’s case; (h) the likely location of enforcement; (i) the genuineness of the defendant’s objection to forum; (j) procedural advantages in one jurisdiction; (k) a decision in another jurisdiction that it is the forum conveniens; (l) the place of residence of the parties and where they carried on business; and (m) whether the overseas defendants will suffer an unfair disadvantage if a local court assumes jurisdiction.

The Netherlands

In the absence of an applicable treaty or convention providing for the recognition and enforcement of judgments in civil and commercial matters, other than arbitral awards, between the United States of America

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and the Netherlands, a judgment of a court in the United States of America (the “U.S. Judgment”) is not automatically enforceable in the Netherlands.

To obtain an enforceable judgment against the Dutch subsidiaries in the Netherlands, the matter will need to be re-litigated before the competent court in the Netherlands. Where the defendant was held liable for a breach of the U.S. federal securities law on the basis of tort, this in itself should not be a reason not to give effect to the U.S. Judgment. In the course of such proceedings, the U.S. Judgment will have to be submitted to the relevant court in the Netherlands, and the Dutch court may give the effect to the U.S. Judgment as it deems appropriate.

According to current practice, however, based upon case law, Dutch courts will be expected to render a judgment in accordance with the U.S. Judgment, if and to the extent that:

(i) the court rendering the U.S. Judgment had jurisdiction over the subject matter of the litigation on internationally acceptable grounds and has conducted the proceedings in accordance with general principles of fair trial;

(ii) the US Judgment is final and definite; and

(iii) such recognition is not in conflict with an existing Dutch judgment or with Dutch public policy (i.e. a fundamental principle of Dutch law). If a judgment awarding money damages contains a punitive element, such a judgment may be in violation of Dutch public policy. The relevant court in the Netherlands may therefore require a substantive review of such “punitive damages.” For such a review the court may require further information as to the nature and composition of the total amount of damages and the part thereof that corresponds with the punitive damages, in order to assess whether the punitive damages are of any proportion to the damages that have actually been suffered.

Switzerland

Judgments in civil or commercial matters of a non-Swiss court or authority will be recognized and enforced against an individual or a legal entity with legal domicile or seat in Switzerland pursuant to a bilateral or multilateral treaty or convention between the foreign country and Switzerland. In case no applicable treaty or convention exists, the rules of the Swiss Federal Act on Private International Law (“PILA”; Bundesgesetz vom 18. Dezember 1987 über das Internationale Privatrecht (IPRG)) apply. Except for arbitral awards, there is currently no treaty or convention in effect pertaining to the recognition and enforcement of judgments in civil and commercial matters between the United States of America and Switzerland.

Thus, Art. 25-32 PILA apply for the recognition and enforcement of an U.S. federal or state court judgment (“U.S. Judgment”) in Switzerland. In cases where an U.S. money Judgment shall be enforced, the Swiss Federal Act on Debt Enforcement and Bankruptcy (Bundesgesetz vom 11. April 1889 über Schuldbetreibung und Konkurs (SchKG)) and the Swiss Code of Civil Procedure (Schweizerische Zivilprozessordnung vom 19. Dezember 2008 (ZPO)), apply in addition to the PILA. The judgment of a Swiss court or authority of first instance concerning recognition and enforcement of a foreign judgment, including a U.S. Judgment, is generally subject to appeal.

The competent Swiss court or authority will recognize and enforce a non-Swiss judgment, including a U.S. Judgment, provided that all of the following requirements (a)-(c) are fulfilled:

(a) the court or authority of the country in which the judgment was rendered had jurisdiction;

(b) no ordinary judicial remedy is available against the judgment or if it is final; and

(c) there are no grounds to refuse recognition and enforcement.

Within the meaning of (a) above, jurisdiction of the non-Swiss court or authority is established:

•	if a provision of the PILA so provides or, in the absence of such provision, if the defendant had his legal domicile in the country in which the judgment was rendered; or

•	if the parties, in a pecuniary dispute, entered into an agreement valid under the PILA submitting their dispute to the jurisdiction of the court or authority which rendered the judgment; or

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•	if the defendant, in a pecuniary dispute, proceeded on the merits without objecting to jurisdiction; or

•	if, in the event of a counterclaim, the court or authority which rendered the judgment had jurisdiction over the principal claim and if there is a factual connection between the principal claim and the counterclaim.

Within the meaning of (c) above, a Swiss court or authority will refuse recognition and enforcement of a non-Swiss judgment (including a U.S. Judgment) for the following limited reasons only, without otherwise reviewing it as to its merits:

•	if recognition and enforcement would be manifestly irreconcilable with Swiss public policy (e.g., if the Swiss court would consider that the amount awarded in the foreign judgment constitutes an excessive penalty, such as punitive damages, it may refuse recognition and enforcement, or reduce this amount accordingly); or

•	if a party proves that:

(1) it was not duly summoned pursuant to the law of its domicile or its ordinary residence unless it proceeded on the merits without objecting to jurisdiction; or

(2) the judgment was rendered in violation of fundamental principles of Swiss procedural law, in particular if its right to be heard was not granted; or

(3) proceedings between the same parties in the same subject matter were first initiated or adjudicated in Switzerland, or that it was earlier adjudicated in a third country and such judgment is recognizable in Switzerland.

Original actions in courts of Switzerland

There is doubt whether a Swiss court would accept jurisdiction and impose civil liability on a guarantor incorporated in Switzerland if the original action against the guarantor was commenced in Switzerland and predicated upon U.S. securities laws.

Thailand

General

Thailand is not a party to the Hague Convention on the Recognition and Enforcement of Foreign Judgments in Civil and Commercial Matters and it has no bilateral treaties with other countries for the reciprocal recognition and enforcement of judgments. Moreover, there is no statutory basis in Thai law to apply the principle of comity to judgments from foreign courts.

As a result, a judgment rendered by any foreign court would not be enforceable in a Thai court. Instead, the noteholders will have to initiate court proceedings in Thailand before a Thai court in order to enforce the guarantee against the Thai guarantor. The Thai court may, at its sole discretion, consider a judgment from a foreign court admissible in evidence in an action in such Thai court, but it is not bound by that judgment.

If any agreement to which the Thai guarantor is a party is governed by any law other than Thai law, the law governing the agreement will, with respect to the essential elements or effects of that law, be recognized and applied only to the extent to which such law is:

(i) proven to the satisfaction of the Thai court (which satisfaction is within the discretion of that court); and

(ii) not considered contrary to the public order or good morals of the people of Thailand.

The scope of the public order and good morals of the people of Thailand has not been established in any Supreme (Dika) Court judgment and is uncertain.

A party claiming compensation for breach of contract must prove that damages are a direct or reasonably foreseeable consequence of the breach. Thai law allows payment of a money obligation expressed in a foreign currency to be made in Thai baht, by using the rate of exchange at the time and in the place of payment. A

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Thai court may express an order or judgment for the payment of debt in the currency in which the debt is then outstanding or, if the debt is denominated in foreign currency, the court’s order or judgment may be expressed in an equivalent amount in Thai baht. The equivalent amount in Thai baht will be determined using the average commercial bank selling rate prevailing on the date of judgment or, failing that, the last available average commercial bank selling rate prior to that date. We can make no assurances that a currency indemnity agreement will be recognized by a Thai court.

The Supreme Court has held that, under Thailand’s Civil Procedure Code, a court has discretion to award legal fees and court costs to parties in court cases in accordance with legal rates. The Supreme Court further held in that decision that any agreement and attempt to impose an obligation on a party to pay for legal fees exceeding the sum which may be awarded by the court is invalid.

An original civil action can be brought against the Thai guarantor in Thailand based upon the U.S. federal securities laws if the wrongful act occurs in the United States, provided that such an act is also considered a wrongful act under Thai law. The person filing a claim for compensation for such a wrongful act cannot make any sort of claim that would not be recognized under Thai law.

Guarantee

If the guarantee provided by the Thai guarantor is called, the Thai guarantor will be required to remit foreign currency out of Thailand. Unless Thailand’s current exchange control legislation and regulations are changed by the time that the Thai guarantor has to make such payment, the remittance of foreign currency by the Thai guarantor to pay a demand under its guarantee exceeding $50,000 or its equivalent will be subject to specific approval from the Bank of Thailand. The Thai guarantor cannot currently remit foreign currency to pay the beneficiaries of its guarantee outside Thailand without this approval.

There is no assurance that the Bank of Thailand would give such an approval for a full amount of the guarantee obligations. It would be likely that the Bank of Thailand would impose conditions and limitation of the amount to be remitted on such approval. For example, conditions imposed in other transactions have limited the amount approved either to a stipulated amount, the amount of the benefit received by the Thai guarantor from the transaction (e.g., the amount of money remitted to Thailand, whether from intercompany lending, investment or otherwise) or to the Thai guarantor’s positive net worth.

However, specific approval does not have to be obtained directly from the Bank of Thailand if a Thai court renders judgment against a Thai guarantor ordering it to pay its obligations under its guarantee. In such a case, a commercial bank (as an authorized agent of the Bank of Thailand conducting transactions in foreign exchange) may provide the foreign currency needed for the payments stipulated in the court judgment.

Thus, absent Bank of Thailand approval, under current exchange control legislation and rules, you would need to obtain a judgment from a Thai court ordering the Thai guarantor to honor a demand for payment in foreign currency under a guarantee in order for it to do so.

Conditional Assignments

The rights granted by the Thai guarantor in its receivables and bank deposit accounts will be done pursuant to conditional assignments for the benefit of the holders of the senior secured notes. Such assignments require the underlying assets to be assigned if and when the Thai guarantor defaults in performing its obligations.

Although the conditional assignments will give the holders of the senior secured notes enforceable contract rights, conditional assignments are not “security interests” in the sense of the phrase accepted outside Thailand. Conditional assignments do not create preferential rights in assets to satisfy debts owed to one or more creditors. Assets in the name of the Thai guarantor that are conditionally assigned for the benefit of the senior secured notes will be exposed to the risk of seizure and attachment by other creditors before the conditional assignments are exercised.

There is also a risk that, if bankruptcy proceedings involving the Thai guarantor are begun after the conditional assignments are exercised, other creditors may seek to have the assignments cancelled. However, the

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other creditors would have the burden of proving that the assignments were fraudulent acts or that they gave the holders of the senior secured notes an unfair advantage and were made in bad faith with no benefit to the assignor.

In addition, creditors who otherwise have only contractual interests against a debtor, such as guarantees or assignments, will be treated as unsecured creditors under Thai insolvency law. In such a case, the holders of the senior secured notes would retain their rights in the Thai guarantor’s receivables and bank deposit accounts, but these rights would not be preferential rights.

Under Thai law, the process of creating and maintaining a creditor’s rights in accounts receivable requires that those receivables be specifically identified and that written notices be given to the relevant obligors, or that those obligors give written consents to the assignments. To cover future receivables, whether from current or new customers, further supplemental assignments or new assignments must be executed and notices of assignment must again be given or consents received when new receivables come into existence.

Therefore, the Thai guarantor will execute a conditional assignment of receivables in which the receivables of any customer with THB 4,000,000 or more in receivables existing when the conditional assignment is signed will be expressly identified. The Thai guarantor will be required to periodically (i) notify the security agent of any new receivables of any customer totaling THB 4,000,000 or more, (ii) execute a supplemental or new assignment with a list attached identifying the new receivables and (iii) unless the customer gives written consent to the assignment or the supplemental or new assignment, as the case may be, deliver notices of assignment to new customers who have not received a notice of assignment under the conditional assignment of receivables or under any supplemental or new conditional assignment.

The holders of the senior secured notes will not have any rights in the accounts receivable of the Thai guarantor if those accounts receivable are not identified to the security agent in a timely manner or if the Thai guarantor fails to execute the supplemental conditional or new assignment and give timely notices to the relevant customers or obtain consents from them. The question of whether the procedure involving an assignment of future receivables is enforceable has yet to be tested in a Thai court and the legal efficacy of a conditional assignment of receivables has yet to be settled under Thai law. As such, the benefit to the holders of the senior secured notes of their interests in the accounts receivable of the Thai guarantor may be limited.

Under Thai law, a bank deposit account cannot be pledged and so the rights granted by the Thai guarantor over its bank deposit accounts will be done pursuant to a conditional assignment agreement.

However, none of the accounts of the Thai guarantor are to be maintained with the trustee for the senior secured notes. Thus, there is a risk that a bank holding an account for the Thai guarantor and to which the Thai guarantor owes a debt would exercise its right of set-off against the money owed to the Thai guarantor under the conditionally assigned account if the Thai guarantor becomes insolvent or fails to pay the debt owed to that bank.

The notice of assignment given to each bank holding an account of the Thai guarantor will include a request that the relevant bank refrain from exercising its right of set-off. However, the decision to comply with such a request is subject to the bank’s discretion. Whether each bank will forego its right of set-off will depend on the relationship between the Thai guarantor and the bank and whether the bank is a creditor of the Thai guarantor. As such, the benefit to the holders of senior secured notes of their rights in the bank deposit accounts of the Thai guarantor may be limited.

The exchange control considerations discussed above in relation to the guarantee are also relevant to the conditional assignments of receivables and bank accounts as well as the pledge of the Thai guarantor’s shares owned by its German parent company. The relevant assets are denominated in Thai baht, so that any conversion of the proceeds into other currencies and foreign remittance of the proceeds realized from enforcing the conditional assignments and share pledges will have to comply with exchange control requirements at the time of remittance.

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CERTAIN INSOLVENCY AND OTHER LOCAL LAW CONSIDERATIONS

Australia

One of the guarantors is incorporated under the laws of Australia. In the event of an insolvency of the Australian guarantor, insolvency proceedings would be likely to proceed under, and be governed by, Australian insolvency law.

Australian insolvency laws differ from the insolvency laws of other jurisdictions and this may limit the ability of holders of the notes to recover from the Australian guarantor to a greater extent than limitations arising under other insolvency laws relevant to an issuer or another guarantor. As a general proposition, however, under Australian insolvency laws secured creditors rank ahead of unsecured creditors in respect of secured assets (with some exceptions in relation to preferred creditors) and all creditors rank ahead of shareholders (except in relation to some types of unsecured liabilities owing to shareholders).

The Australian guarantor has not granted any security interest over any of its assets in favor of the holders of the old notes or the Senior Secured Credit Facilities.

Administration

Administration involves an administrator taking over and administering the affairs of a company which is, or is likely to become, insolvent, with a view to either maximizing the chances of the company continuing in existence or, if this is not possible, achieving a better return to creditors and shareholders than if the company was immediately wound up.

An administrator may be appointed: (a) by the company, if the board has resolved that the company is insolvent or likely to become insolvent and further resolved that an administrator of the company should be appointed; (b) by secured creditors with a charge on the whole, or substantially the whole, of a company’s property (provided the charge is enforceable); or (c) by a liquidator or provisional liquidator, if that person thinks the company is or is likely to become, insolvent.

During an administration, certain actions, including enforcing a charge on property of the company, are prohibited without the administrator’s written consent or leave of the Court. An exception to the prohibition on enforcement of a charge is that a secured creditor of the company with a charge on the whole, or substantially the whole, of a company’s property has a period of 13 business days from notice of the appointment of an administrator in which to enforce the charge and appoint a receiver.

Winding Up in Insolvency

An application to the Court for a winding up order may be made by a creditor, the company, a contributory, a director, a liquidator or provisional liquidator or, in certain circumstances, the Australian Securities and Investment Commission. Where the Court is satisfied that the company is insolvent, the Court may order that the company be wound up in insolvency.

Following the making of a winding up order, a liquidator may be appointed to the company by the Court. Broadly, a liquidator is charged with winding up the affairs of the company and collecting and realizing the assets of a company and applying the resulting proceeds in discharge of the debts and liabilities of the company. A liquidator also has certain specific powers to investigate the validity of past transactions of the company (see “Voidable transactions” below).

Receivership

A receiver is a person appointed by a secured creditor (pursuant to the terms of the security instrument or other security documents) or by a Court to take charge of the affairs of a company, or part of its property, for the purpose of enforcement of its security and discharge of the debts owed to a secured creditor. A receiver appointed in relation to the Australian guarantor would be required to take all reasonable care to obtain market value or, if not obtainable, the best price that is reasonably available having regard to the circumstances

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existing when disposing of assets of the company. However, the receiver would otherwise act in the interests of the relevant secured creditors and would not owe specific duties to unsecured creditors such as the holders of the notes.

Voidable Transactions

If a liquidator were appointed to the Australian guarantor, the liquidator would have the power to investigate the validity of the guarantee and apply to the Court for certain orders, including orders to have the guarantee set aside, in certain circumstances. These circumstances would include, among others, the liquidator forming the view that the granting of the guarantee was an uncommercial transaction.

Broadly, a transaction may be voidable as an uncommercial transaction if the liquidator can establish that: (a) the transaction was entered into or was given effect to within two years of the commencement of the winding up of the company; (b) at the time the transaction was entered into, or when something was done to give effect to it, the company was insolvent or became so as a result of entering into or giving effect to the transaction (for these purposes, a company will be considered to be insolvent if it is unable to pay its debts as and when they fall due); and (c) a reasonable person in the company’s circumstances would not have entered into the transaction, having regard to: (i) the benefits (if any) to the company of entering into the transaction; (ii) the detriment to the company of entering into the transaction; (iii) the respective benefits to other parties; and (iv) any other relevant matter.

A court generally will not intervene, however, it the defendant can show that: (a) it received the benefit in good faith; (b) it had no reasonable grounds for suspecting that the company was insolvent or would become insolvent and a reasonable person in the defendant’s circumstances would have had no such ground for so suspecting; and (c) it provided valuable consideration or changed its position in reliance on the transaction.

Certain Other Guarantee Limitations

In addition to the voidable transactions described above, a guarantee given by a company may be set aside or be unenforceable in certain other circumstances, including if the directors of the guarantor did not comply with their duties as officers of the company which include, amongst other things, a duty to act in good faith for the benefit of the guarantor and for a proper purpose in giving the guarantee.

Austria

Some of the guarantors and security grantors are organized under the laws of Austria, may have their centre of main interest in Austria or may at least have assets located in Austria. In the event of insolvency, insolvency proceedings may, therefore, be opened against such guarantors and/or security grantors in Austria which are governed by the Austrian Insolvency Act (Insolvenzordnung). Creditors’ rights might also be affected by the Austrian Business Reorganisation Act (Unternehmensreorganisationsgesetz), which does not govern insolvency proceedings but regulates the reorganization of companies in financial distress. The Austrian Insolvency Act regulates on the one hand liquidation proceedings in which the debtor’s assets or company as a whole are sold and the proceeds are distributed among its creditors. On the other hand it also provides restructuring proceedings enabling the debtor to discharge its liabilities through quota payments and to continue its activities under certain conditions. The Business Reorganization Act, which regulates the reorganization proceedings for enterprises threatened by insolvency, is not designed to assist creditors in satisfying their debts, but rather to support the reorganization of the debtor’s enterprise. The insolvency laws of Austria may not be as favorable to your interests as creditors as the insolvency laws of other jurisdictions. As a result, your ability to recover payments due on the notes may be limited to an extent exceeding the limitations arising under other insolvency laws.

The Austrian Insolvency Act (Insolvenzordnung)

Insolvency proceedings must be opened by a court upon application by the debtor or a creditor whenever it has been established that a company is illiquid (zahlungsunfähig), i.e. unable to pay its debts in due time, or is over-indebted in terms of insolvency law (insolvenzrechtlich überschuldet), i.e. that the liabilities exceed its

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assets at liquidation values and the company has a negative prospect (Fortbestehensprognose). Restructuring proceedings may also be initiated, if the risk of the debtor’s inability to pay its debts is at least imminent (drohende Zahlungsunfähigkeit) and the debtor files an application for the opening of such proceedings.

Depending on whether or not a restructuring plan (Sanierungsplan) is presented together with the application for the opening of insolvency proceedings the insolvency proceedings will be initiated as restructuring proceedings (Sanierungsverfahren) or bankruptcy proceedings (Konkursverfahren). Whenever the debtor applies for the opening of insolvency proceedings and presents a restructuring plan (Sanierungsplan) offering a quota of at least 20% to the unsecured creditors within a maximum of two years, the insolvency proceeding is called restructuring proceeding (Sanierungsverfahren). A debtor may present such a restructuring plan in the course of a bankruptcy proceeding whereby the bankruptcy proceeding will be continued as restructuring proceeding (Sanierungsverfahren).

Restructuring plans intend to discharge the debtor from a part of its debts (up to 80%) and to enable the debtor to continue its business activities. A qualified simple majority of unsecured creditors must approve the restructuring plan. Qualified simple majority means that the simple majority of unsecured creditors in number present at the hearing must vote in favour of the restructuring plan and that the total sum of these unsecured creditors’ claims must amount to more than 50% of the unsecured claims present at the hearing. If the restructuring plan is accepted by the creditors, confirmed by the court and fulfilled by the debtor, the latter is released from the rest of its debts. If the debtor applies for the opening of insolvency proceedings and presents qualified documents together with a restructuring plan offering a quota of at least 30%, it is entitled to self administration (Sanierungsverfahren mit Eigenverwaltung). If the realization of a restructuring plan fails, the insolvency proceeding will be continued as bankruptcy proceeding.

Unless the debtor meets the requirements for self administration, the debtor is not any longer in the position to dispose of the assets subject to insolvency, i.e. the insolvent’s estate (Insolvenzmasse), as at the opening of insolvency proceedings. The opening takes effect as of 0:00 a.m. of the day following the publication of the receiving order in the official insolvency data base (www.edikte.justiz.gv.at). After the initiation of insolvency proceedings legal acts of the debtor in relation to the debtor’s estate take no effect towards the creditors. The court appoints an insolvency administrator (Insolvenzverwalter) along with its decision on the opening of insolvency proceedings, and, if it deems this necessary in view of the size of the debtor’s business, a creditors’ committee (Gläubigerausschuss) to assist the insolvency administrator. After the opening of insolvency proceedings without self administration (i.e. bankruptcy proceedings or restructuring proceedings without self administration) only the insolvency administrator is entitled to act on behalf of the debtor’s estate.

The insolvency administrator’s main task is to administer and realize the assets of the insolvent’s estate effectively. According to Austrian insolvency law, the insolvency administrator shall continue the debtor’s business in order to enable a potential reorganization of the debtor’s business either by realizing the debtor’s restructuring plan (which he may also apply for during the bankruptcy proceedings) or by a sale of the debtor’s business. If neither a restructuring plan nor the sale of the debtor’s business is possible, the insolvency administrator will break up the company and the bankruptcy proceedings will ultimately lead to the sale and distribution of the debtor’s assets, the debtor remaining liable for its residual debts.

If the debtor meets the requirements for self administration the debtor is monitored by a court appointed restructuring administrator (Sanierungsverwalter) to whom certain transactions are reserved.

Unsecured creditors (Insolvenzgläubiger) shall file their claim with the competent court within the time period set out in the court order on the opening of insolvency proceedings (usually around two months). At the so called examination hearing (Prüfungstagsatzung), which is held at the competent court, the insolvency administrator has to declare whether he acknowledges or contests a claim filed. If the insolvency administrator acknowledges a creditor’s claim, this creditor is entitled to participate in the insolvency proceeding, which means that he will finally receive the quota that is distributed to the unsecured creditors. If a creditor’s claim is contested by the insolvency administrator, the creditor has to assert its claim in civil proceedings in order to maintain its right to participate in the insolvency proceedings.

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Claims of unsecured creditors in insolvency proceedings, which were created before the opening of these proceedings, rank pari passu. Taxes, social security contributions, wages and salaries are not, as such, privileged or preferential claims under Austrian insolvency law. Claims which lawfully arose against the debtor’s estate after the opening of the proceedings, so called privileged claims (Masseforderungen) or claims which are secured by collateral (e.g. by a mortgage, a pledge over bank accounts or shares, an assignment of receivables for security purposes or a security transfer of moveable assets), so called preferential claims (Absonderungsrechte), enjoy priority in insolvency proceedings. Creditors who have a right to preferential treatment may participate in the pro rata distribution only to the extent that the proceeds from the realization of the assets charged to them did not cover their claims or if they have waived their right to preferential treatment. Secured creditors do not have a voting right on the restructuring plan to the extent their claim is covered by security.

The costs of the insolvency proceedings and certain liabilities accrued during insolvency proceedings rank prior to all other claims. Creditors with a right of separation of assets (Aussonderungsberechtigte), such as creditors with retention of title, remain unaffected by the opening of insolvency proceedings though they may be barred from exercising their rights for a maximum period of six months following the opening of insolvency proceedings, if the exercise of such rights would endanger the carrying on of the debtor’s business and the interdiction does not cause a severe personal or economic damage to the secured creditor. The same applies for secured creditors of preferential claims (Absonderungsberechtigte).

Once formal proceedings have been opened it is not possible to obtain an execution lien any more. All execution proceedings against the debtor are stayed (Vollstreckungssperre). Execution liens obtained within the last 60 days before formal proceedings were opened expire.

Pursuant to section 25b para 2 of the Austrian Insolvency Act, a contractual stipulation providing for the right to withdraw from the agreement or for an automatic termination in the event of opening of insolvency proceedings against the other party is not enforceable.

The Austrian Business Reorganisation Act (Unternehmensreorganisationsgesetz)

The Austrian Business Reorganisation Act (Unternehmensreorganisationsgesetz) governs business reorganizations, which are designed to enable businesses in temporary financial distress to continue to do business after having undergone a reorganization procedure. Only the debtor may apply for the opening of a reorganization procedure, provided, however, that it is still solvent at the time of its application. The relevant criteria for the opening of a business reorganization procedure are the quota of own funds (Eigenmittelquote) and the fictitious duration of debt redemption (fiktive Schuldentilgungsdauer), as defined in the Business Reorganization Act. Upon the opening of reorganization proceedings, contractual provisions that stipulate the right to terminate the agreement in the event of reorganization proceedings are invalid.

The Right of Avoidance (Contestation) in the Event of Insolvency Proceedings

Legal actions and legal transactions that have taken place within certain suspect periods prior to the opening of insolvency proceedings may be subject to an avoidance claim by the insolvency administrator according to the avoidance rules of the Austrian Insolvency Act (Insolvenzordnung — IO). General requirements for avoidance are: (i) the avoidance must result in an increase of the insolvent’s estate (Befriedigungstauglichkeit); (ii) the challenged legal action or challenged legal transaction must have caused a direct or indirect discrimination of the other creditors (Gläubigerbenachteiligung); and (iii) the avoidance claim must be filed by the insolvency administrator within one year after the opening of the insolvency proceedings at the latest.

In particular, the following legal transactions and legal acts are voidable:

•	Avoidance due to intent to discriminate (section 28/1-3 IO): Transactions concluded in order to discriminate other creditors may be challenged if they were entered into within 10 years preceding the opening of insolvency proceedings and the other party knew about the debtor’s intention to discriminate. If the other party was not aware but should have been aware of the debtor’s intention to

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discriminate its creditors the period is shortened to two years prior to the opening of the insolvency proceedings. If the legal act was concluded with or for the benefit of a close relative (relatives, in-laws) the burden of proof regarding the knowledge of the intention to discriminate is shifted to the relative, i.e. the relative must prove that he or she had no knowledge and was not negligent in having no knowledge respectively. Should the debtor be a legal entity capable of being a party in a lawsuit then members of the managerial and supervisory bodies, shareholders with unlimited liability as well as controlling or at least 25% shareholders (pursuant to section 5 EKEG) are deemed to be close relatives.

•	Avoidance due to squandering of assets (section 28 IO): Avoidance may apply to certain contracts, including purchase and exchange contracts, entered into by the debtor that are considered a squandering of assets at the expense of other creditors, if the counterparty to the contract had knowledge of such squandering or should have. Squandering of assets is assumed if an obvious incongruity exists between performance and consideration. Section 28 no 4 of the Insolvency Act applies to transactions that took place within one year prior to the opening of insolvency proceedings.

•	Avoidance of transactions with no consideration and analogous transactions (section 29 IO): Dispositions of the debtor that were concluded free of charge or are equivalent to such dispositions may be challenged. A disposition free of charge requires that the disposing person acts with the intention not to receive any consideration in return. The disposition amounts to a sacrifice by the debtor. Examples for such dispositions are: donations, acknowledgement of a debt, security of liabilities, and payment of someone else’s debt. If the debtor receives an adequate service in return (angemessenes Entgelt) the disposition may not be challenged pursuant section 29 of the Insolvency Act. Any economic benefit or interest may be qualified as a consideration. Section 29 of the Insolvency Act applies to dispositions concluded within two years prior to the opening of insolvency proceedings.

•	Avoidance due to preferential treatment (section 30 IO): The payment of or granting of security to a creditor (Befriedigung oder Sicherstellung) carried out after material insolvency or after the request for the opening of insolvency proceedings or within 60 days preceding may be avoided if (i) the creditor obtained security or satisfaction which it was not or not in that way or at that time entitled to, unless he was not favoured by this transaction (objective preferential treatment) or (ii) the transaction took place for the benefit of a creditor who knew or should have known about the debtor’s intention of the preferential treatment (subjective preferential treatment). Material insolvency means illiquidity (Zahlungsunfähigkeit) or over-indebtedness in terms of insolvency law (Insolvenzrechtliche Überschuldung). Objective preferential treatment does not require any subjective elements on part of the counterparty. In particular, the counterparty’s knowledge of the financial state of the debtor is irrelevant. Subjective preferential treatment requires the debtor’s intention and the creditor’s knowledge of the debtor’s intention to favour a creditor. Transactions carried out more than one year before the opening of the insolvency proceedings may not be contested pursuant to Section 30 of the Insolvency Act.

•	Avoidance due to knowledge of insolvency (section 31 IO): Pursuant to Section 31 of the Insolvency Act legal acts carried out after material insolvency or after filing for the opening of insolvency proceedings may be challenged if the legal act (i) constitutes payment of or granting of security to a creditor (Befriedigung oder Sicherstellung) or (ii) is considered a disadvantageous legal act (nachteiliges Rechtsgeschäft). The legal act by which a creditor’s claim is satisfied or secured may only be challenged if the creditor knew or was negligently not knowing of the debtor’s material insolvency or pending insolvency petition. A legal act is considered disadvantageous if the chances for satisfaction of other creditor’s claims are worsened due to the legal act.

Disadvantageous transactions of the debtor concluded with creditors may be challenged if such agreements are directly disadvantageous to other creditors and the contracting partner knew or should have known of the debtor’s material insolvency or pending insolvency petition.

Disadvantageous transactions of the debtor concluded with non-creditors may be challenged if such agreements are either directly or indirectly disadvantageous to creditors, however, only if the contracting partner (i) knew or should have known of the debtor’s material insolvency or pending insolvency petition and

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(ii) the disadvantage for the insolvency estate was objectively predictable at the time of the transaction. Such objective predictability is in particular at hand if a restructuring plan is obviously flawed (offensichtlich untaugliches Sanierungskonzept).

A transaction is considered indirectly disadvantageous (mittelbare Nachteiligkeit) if the transaction is objectively balanced, i.e. not directly disadvantageous but the transaction nonetheless lowers the recovery rate of creditors. In case of an indirectly disadvantageous transaction the contracting partner must prove that the disadvantage to the insolvency estate was objectively unpredictable. If the contracting partner and thus beneficiary of the satisfaction/securing or disadvantageous act is a close relative, he or she must in addition prove that he or she had no knowledge of the debtor’s illiquidity or insolvency petition.

In addition to a receiver avoiding transactions according to the Austrian Insolvency Act, a creditor who has obtained an enforcement order (Vollstreckungstitel) could possibly also avoid any transactions according to the Austrian Avoidance Act (Anfechtungsordnung) outside of formal insolvency proceedings. The conditions for such action vary to a certain extent from the rules described above, and the avoidance periods are calculated from the date when such other creditor exercises its rights of avoidance in the courts.

Recognition of the Choice of New York Laws by Austrian Courts

In general, the choice of the laws of New York to govern the guarantees would be recognized by Austrian courts. In case of a dispute before an Austrian court, the Austrian court would apply the substantive laws of New York with respect to the substance matter and would apply the applicable Austrian Civil Procedure Laws (Zivilprozessverfahren) with respect to procedural matters. Further, an Austrian court may refuse to apply and/or to enforce any provision governed by the laws of New York (as it applies to the guarantees) if the respective provision is contrary to Austrian public policy (order public) or mandatory provisions under Austrian law or if the law of another jurisdiction must be applied regardless of the chosen law.

Enforceability of Guarantees and Security Interests Granted by Austrian Companies

(a) You may not be able to enforce, or recover any amounts under, the guarantees of, and security interest granted by Austrian subsidiaries due to restrictions on enforcement reflecting Austrian corporate law.

The enforcement of upstream and cross stream guarantees and security interests provided by our Austrian subsidiaries is/will be limited by strict capital maintenance rules imposed by Austrian corporate law, including the Austrian Stock Corporation Act (Aktiengesetz) and the Austrian Act on Limited Liability Companies (Gesetz über Gesellschaften mit beschränkter Haftung). These rules protect the assets of our Austrian subsidiaries on behalf of their respective creditors. The entire set of corporate assets, even those exceeding the stated capital, falls under the capital maintenance rules. Shareholder contributions by any of our Austrian subsidiaries may only be made under explicitly specified circumstances. The most important of these explicitly specified circumstances provides that shareholders have the right to receive dividend payments, but only if said payments are restricted to the amount of net profits as shown in the approved annual financial statements and not prohibited by law or the respective subsidiary’s articles of association. The Austrian subsidiaries may not make any other asset-reducing payments to a group company (not being a direct or indirect subsidiary), except (i) in the context of repayments within the scope of stated capital decreases, or (ii) payments and contributions within the scope of a permitted arms length transaction. Any contribution or payment to an affiliated company (not being a direct or indirect subsidiary) (respectively to a third party to the benefit of such an affiliated company) without an adequate consideration would be considered as a violation of the Austrian capital maintenance rules.

A violation of Austrian capital maintenance rules by any of our Austrian subsidiaries would generally result — as a prohibited repayment of equity (verbotene Einlagenrückgewähr) — in the nullification of the relevant transaction between that subsidiary and the shareholder in question (respectively in the nullification of the relevant transaction between the subsidiary and the third party in case the transaction has been undertaken by the Austrian subsidiary to the benefit of the shareholder in question, for example by providing an up stream or cross stream guarantee for the financing to the parent company). Under the Austrian Supreme Court case law upstream and cross-stream guarantees and security would only be in compliance with the Austrian capital

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maintenance rules provided that the corporate bodies of the Austrian subsidiaries are satisfied, acting reasonably, that such up stream and side stream “financial assistance” is in the best interest of the Austrian subsidiaries and fully justified by a business purpose, respectively corporate benefit (betriebliche Rechtfertigung), which means that the respective transaction must be entered into on arm’s-length-terms (fremdüblich). The Austrian Supreme Court has not yet specified what exactly is meant by corporate benefit. As a consequence, there always remains the risk that the assumption of an upstream/cross-stream guarantee and/or security by an Austrian subsidiary violates the Austrian capital maintenance rules (due to a lack of corporate benefit).

According to settled case law of the Austrian Supreme Court, unless Austrian subsidiaries receive adequate consideration for providing the up stream and/or cross stream guarantees and security interests, those guarantees and security interests would be held to be null and void. The guarantees and security interests granted by any of our Austrian subsidiaries to their direct or indirect parent companies may only be held valid and enforceable if:

(i) the subsidiary receives a consideration (i.e., a guarantee fee/security fee (Avalprovision)) from the benefiting parent company for assuming the guarantee or granting the security;

(ii) such guarantee fee/security fee would also be common in comparable banking transactions (banküblich) (whereby it should be noted that the Austrian Supreme Court ruled that, in the case of the granting of a mortgage over real property, the consideration must be exceptionally high (ein ganz ungewöhnliches Entgelt), higher than is usual in the market; it is unclear whether such ruling only applies to the granting of mortgages over real property or also to the guarantees and/or other kinds of security interest);

(iii) the management board of the subsidiary has with due care verified that the subsidiary and the parent are in a position to honor their obligations and finance the repayment of the secured funds; and

(iv) the granting of the guarantee and/or security does not endanger the existence of the respective company.

Since the policy of granting guarantees and security by the Austrian subsidiaries is different from such policy of a bank, the guarantee fee/security fee to be charged by the Austrian subsidiaries should be above the guarantee fee/security fee a bank would charge in similar transactions.

Austrian capital maintenance rules are subject to ongoing court decisions. We cannot assure you that future court rulings may not further limit the enforceability of the guarantees and/or security interests, which could negatively affect our ability to make payment on the notes or the ability of the subsidiaries to make payments on the guarantees and/or that payments out of the enforcement of a security are received.

(b) You may not be able to enforce, or recover any amounts under the Austrian law security interest unless the principle of accessory is adhered to.

A security granted may be invalid or unenforceable or may become invalid or unenforceable if the principle of accessoriness of security is not adhered to. This means in particular that such accessory security will not be valid if such secured obligation is not valid, and it also means that the holder (Sicherungsnehmer) of the accessory security must be a creditor of the secured obligation. Following this, the person acting as collateral agent of the beneficial and legal owners of the notes needs to be the joint and several creditor (Solidargläubiger) of each and every obligation of the issuer of the notes towards each of the note holders.

The beneficial owners of the notes from time to time will not be party to any of the security documents. Therefore, in Austria, there are risks regarding the enforceability of the security interests granted by the note guarantors in favor of the note holders. In order to mitigate the risk, the collateral agent has entered into an abstract acknowledgment of indebtedness agreement and a parallel debt undertaking pursuant to which the collateral agent will become the holder of the secured claims equal to the principal amount of the notes plus certain other amounts for the benefit of the trustee and the holders of the notes. Accordingly, the rights of the holders will not be directly secured by the pledges of the collateral, but through this parallel claim. This parallel claim will be acknowledged by the applicable grantor by way of an abstract acknowledgment of

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indebtedness or a parallel debt undertaking to the collateral agent. The abstract acknowledgement of debt and parallel debt undertaking secures the notes and the collateral secures claims under the abstract acknowledgement of debt and parallel debt undertaking. There is uncertainty as to the enforceability of this procedure in Austria. This procedure has not yet been tested under Austrian law, and we cannot assure you that it will eliminate or mitigate the risk of unenforceability of the security interest granted posed by Austrian law.

The validity and enforceability of Austrian law security interest will depend on the validity of the respective obligations that are secured by the pledges under such document. Under Austrian law a pledge is an accessory right (akzessorisches Recht) and will therefore be subject to the same legal consequences as the secured obligation. If the secured obligation is terminated or not valid, the same applies to the pledge. The pledge can furthermore not be separated from the secured obligation, which means that it can only be held and enforced by the creditor of such secured obligation. Furthermore, only monetary claims (geldwerte Forderungen) may be secured by a pledge under Austrian law and the pledge will cease by operation of Austrian law upon payment (or other discharge) of the secured obligations.

(c) You may not be able to enforce, or recover any amounts under, the Austrian security interest if the underlying transaction is deemed “over-secured”.

The Austrian law security interests may be unenforceable if the value of the collateral granted exceeds the value of its secured obligations, or is “over-secured”. Although there are no specific rules regarding what constitutes being “over-secured” under Austrian law, general principles under Section 879 of the Austrian Civil Law Code apply. Under these general rules, if it is determined that any of the Austrian law security overly constrained the business of the respective security grantor, such security interests will be considered null and void if such restrictions are not justified within the context of the entire business transaction. Furthermore, the Austrian law security interests may be considered “over-secured” and thereby violate general rules under the Austrian Civil Code if the value of the secured claim is grossly disproportionate to the value of the collateral and the security grantee is found to have acted in bad faith by, for example, taking advantage of the financial distress of the respective grantor of the Austrian law security.

(d) You may not be able to enforce, or recover any amounts under the Austrian law security interest if the perfection steps are not made and/or undone.

In case that certain perfection steps (e.g., a pledge note in the books) required under Austrian law are not made or undone, the respective pledge may not be validly created or lapse and therefore may be or become unenforceable.

(e) You may not be able to enforce, or recover any amounts under the guarantees and security interests granted by Austrian subsidiaries due to restrictions under the Austrian equity replacement law.

The Austrian Act on Equity Replacements (Eigenkapitalersatzgesetz) contains detailed provisions regarding equity replacing shareholder loans. It in particular stipulates that a loan granted by a “shareholder” in a financial crisis (i.e., the subsidiary is insolvent, over-indebted or the requirements of a business reorganization procedure are met) is deemed to be equity replacing. In a financial crisis equity replacing shareholder loans may not be repaid and any security granted in connection with such loans may not be enforced. This means in particular that in insolvency respective claims of the lender are subordinated (i.e., there is no right for separation (Aussonderungsrecht) or a right for separate satisfaction (Absonderungsrecht) for such claims). A “shareholder” is defined to be (i) a shareholder with controlling participation, (ii) a shareholder with a participation of at least 25%, and (iii) any person not holding a participation in the company but having a controlling influence (beherrschenden Einfluss) with regard to the company. Furthermore, a person granting a loan/credit to a company is to be considered as “shareholder” if (i) it holds a participation or other rights in a person other than the company granted the loan/credit which has a dominant (beherrschenden) influence regarding the company granted the loan/credit (indirect controlling participation), or (ii) it indirectly holds a participation in the company granted the loan/credit of at least 33%, or (iii) it holds a controlling direct or indirect participation in a company which holds a participation of at least 25% in the company granted the loan/credit (section 8 of the Act on Equity Replacements).

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Prior to the enactment of the Act on Equity Replacements the Austrian Supreme Court had developed even stricter rules on equity replacing shareholder loans compared to the rules stipulated in the Act on Equity Replacements. Following this, it is unclear whether, in addition to the provisions of the Act on Equity Replacements, such rules (or certain of its rules) developed by the Austrian Supreme Court are still applicable/relevant and applied by Austrian courts. In this context it must be noted that it is uncertain whether the rules on equity replacing shareholder loans also apply to “a-typical pledgees” (atypische Pfandgläubiger) and/or under what circumstances a secured lender may qualify as a-typical pledgee.

(f) The trustee for the notes may be liable with respect to the actions of our Austrian subsidiaries under principles of Austrian law.

A person granted the rights of information and control and that actually influences the management of any of our Austrian subsidiaries could, depending on the extent of such rights granted and the actual use of such rights, qualify as shadow director (faktischer Geschäftsführer). There is a risk that the trustee will qualify as a shadow director. A person qualifying as such could be liable for any acts made in connection with the management company (the shadow director in general has the same obligations and liability as a regular director appointed in accordance with applicable corporate law); in particular the shadow director could be liable towards the creditors of the company.

(g) The trustee may be subject to administrative fines and other penalties due to Austrian banking law.

The Austrian Banking Act (Bankwesengesetz) enumerates certain banking activities. Companies may in general only conduct these activities on a commercial basis (gewerblich) if they have been granted a banking license by the Austrian supervisory authority. In addition, the Austrian Securities Supervision Act 2007 (Wertpapieraufsichtsgesetz 2007), enumerates certain activities which qualify as investment services and investment activities; such activities include the reception and transmission of orders in relation to one or more financial instruments, the portfolio management, investment advice, etc. Entities may in general only conduct such regulated activities on a commercial basis if they have either been granted a banking license or an investment service license by the Austrian supervisory authority.

Besides any entity licensed by the Austrian supervisory authority to conduct regulated activities within the meaning of the Banking Act and the Securities Supervisory Act also credit institutions or investment firms, respectively, authorized in a member state of the European Economic Area may conduct certain of the regulated activities in Austria. Any such entity may conduct the relevant activities in Austria either by the establishment of a branch office or by way of the freedom to provide services, insofar as such activities are authorized under the legal provisions of the Member State of incorporation and the relevant notification procedure in line with the European law directive 2006/48/EC or the European law directive 2004/39/EC, respectively, and the relevant local laws have been complied with. Accordingly, any entity which intends to conduct activities regulated by the Austrian Banking Act or the Securities Supervision Act in Austria or, from outside of Austria, into Austria on a commercial basis, requires a respective license or successful completion of EEA notification procedures. The conducting of such regulated activities in Austria without the necessary license or successful completion of EEA notification procedures can trigger in particular administrative fines and civil law sanctions. The Banking Act and the Securities Supervision Act, respectively, provide that whoever conducts such regulated activities in Austria without the necessary license shall be punished by the Austrian supervisory authority with monetary penalty of up to EUR 50,000.00 if it does not even qualify as a criminal offense. Furthermore, the laws provide that whoever conducts such regulated activities unlicensed shall not be entitled to any compensation connected with such activities (e.g. interests, commissions, fees, etc); sureties (Bürgschaften) and guarantees granted in connection therewith are ineffective. Furthermore, a civil law suits for unfair competition by competitors is possible. The transaction (agreement) itself, however, remains valid.

Austrian Stamp Duty

Under the Austrian Stamp Duty Act (Gebührengesetz), stamp duty is triggered upon the creation of a document (Urkunde; a term which has a technical meaning within the context of the Stamp Duty Act) on certain dutiable transactions enumerated in the Stamp Duty Act. Dutiable transactions include, e.g., lease

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agreements, sureties, assignments, mortgages. Stamp duty on loan and credit agreements has been abolished as of 1 January 2011.

According to the Austrian Stamp Duty Act, stamp duty on, e.g.,

(a) sureties (Bürgschaft) amounts to 1% of the secured amount (a guarantee may be treated as a surety for stamp duty purposes if the guarantor under the guarantee does not explicitly waive all claims, remedies or defenses with respect to the underlying guaranteed transaction);

(b) assignments amounts to 0.8% of the consideration for the assignment, or, in a case of an assignment for security (Sicherungszession), 0.8% of the secured amount however not more than the assigned receivables.

Dutiable transactions for security (in particular sureties, assignments, mortgages) may be exempt from stamp duty if such transaction (exclusively) secures claims under a loan or credit agreement (§ 20(5) of the Austrian Stamp Duty Act).

Basically, Austrian stamp duty is triggered if a document on a dutiable transaction is created in Austria.

Under certain circumstances, the creation of a document on a dutiable transaction outside of Austria may trigger stamp duty. In this case, stamp duty may generally be triggered if (i) the parties to the transaction are resident for stamp duty purposes in Austria (Austrian residence, place of habitual abode, seat, place of effective management or permanent establishment) and (ii) the transaction concerns an Austrian situated asset or a party to the transaction is entitled or obliged to performance under the transaction in Austria (§ 16(2)(1) of the Austrian Stamp Duty Act).

If the creation of a document outside of Austria did not trigger Austrian stamp duty, stamp duty may be triggered if the document (or a certified copy thereof) is imported into Austria and (i) the transaction concerns an Austrian situated asset or a party to the transaction is entitled or obliged to performance under the transaction in Austria, or (ii) a legally relevant action is taken in Austria based on the transaction or official use of the document (or a certified copy thereof) is made in Austria (§ 16(2)(2) of the Austrian Stamp Duty Act).

Austrian stamp duty may also be triggered by a document that refers to a dutiable transaction in a qualified manner (so called confirming document; rechtsbezeugende Urkunde). According to the Austrian Federal Ministry of Finance, a confirming document within the present context is constituted if the parties to and the nature of the transaction referred to may be derived from the document. Such document may (already) trigger Austrian stamp duty if signed by one of the parties and sent to the other party or its representative (or, in case of a transaction under which both parties are obliged to performance, a third party in order to furnish proof of the underlying transaction). Further, stamp duty may be triggered by a so called substitute document (Ersatzurkunde; e.g., a signed protocol on an orally agreed transaction) on a dutiable transaction or a document that incorporates by reference a document on a dutiable transaction.

If Austrian stamp duty is triggered, pursuant to the Stamp Duty Act generally the parties to the transaction are jointly and severally liable for the amount of Austrian stamp duty triggered. In case of a transaction under which only one party is obliged to performance, the party in whose interest the document was created is liable for the stamp duty (e.g., the creditor in case of a surety) (§ 28(1) of the Austrian Stamp Duty Act). In any case, the other party (as well as, if the competent tax office is not duly notified of the dutiable transaction, the persons who would be responsible for such notification) would be secondarily liable for the stamp duty triggered (§ 30 of the Austrian Stamp Duty Act). Agreements between the parties as to who shall bear stamp duty if triggered are not relevant for the tax authorities but may be honored by the tax authorities within their discretion.

If stamp duty was triggered and not duly paid or the competent tax office was not duly notified of a dutiable transaction, the competent tax office may, within its discretion, increase the amount of stamp duty due by up to 100 per cent, depending on whether the taxpayer could have recognized that stamp duty was triggered, the notification was made with slight or substantial delay, or provisions of the Stamp Duty Act have been infringed for the first time or repeatedly (§ 9(2) of the Austrian Stamp Duty Act).

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Brazil

Some guarantors are incorporated in Brazil and any insolvency proceedings relating to such guarantors’ guarantees and any security interest would likely be based on Brazilian insolvency law.

New Bankruptcy Law

On February 9, 2005, the Brazilian Congress enacted Law No. 11,101, the new Brazilian Bankruptcy and Restructuring Law (“Law 11,101”), which governs judicial recovery, extrajudicial recovery and bankruptcy proceedings. Law 11,101 came into effect on June 10, 2005 and is applicable to private corporations (such as the Brazilian guarantors) in respect of civil, commercial, labour and tax matters.

Judicial Recovery

In order to request judicial recovery, a debtor must: (i) conduct its business in a regular manner for more than two years; (ii) not be bankrupt (or, in the event that the debtor has gone bankrupt in the past, then all of its obligations arising therefrom must have been declared extinguished by a judgment not subject to appeal); (iii) not have been granted judicial recovery or special judicial recovery within the five or eight years prior to its request, respectively; and (iv) not have been convicted (and not have a controlling partner or manager who has been condemned) for a bankruptcy crime. All credits existent at the time of the request for judicial recovery are subject to such procedure (including unmatured credits), except the claims of tax authorities, creditors acting as fiduciary owners of real estate or movable properties, lessors, owners or committed sellers of real estate, including for real estate developments, or owners under sale agreement with a title retention clause (paragraph 3 of article 49 of Law 11,101).

Judicial recovery can be implemented by means of one or more of the following transactions, amongst others: (i) the granting of special terms and conditions for the payment of the debtor’s obligations; (ii) spinoff, merger, transformation of the company, incorporation of a wholly-owned subsidiary or the assignment of quotas or shares; (iii) transfer of corporate control; (iv) partial or total replacement of the debtor’s management, as well as the granting to its creditors of the right to independently appoint management and of veto power; (v) capital increase; (vi) leasing of its goodwill; (vii) reduction of wages, compensation of hours and reduction of the workday, by means of collective bargaining; (viii) payment in kind or the renewal of the debtor’s debts; (ix) creation of a company composed of creditors; (x) partial sale of assets; (xi) equalization of the debtor’s financial charges; (xii) constitution of a usufruct on the company; (xiii) shared management of the company; (xiv) issuance of securities; and (xv) creation of a special purpose company for purposes of receiving the debtor’s assets.

Extrajudicial Recovery

Law 11,101 also created the extrajudicial recovery mechanism, by means of which the debtor who fulfills the requirements for judicial recovery (as explained in the preceding item) may propose and negotiate with its creditors an extrajudicial recovery plan, which must be submitted to a court for approval (following such approval, the plan will be considered an apt instrument for enforcement). Extrajudicial recovery is not applicable, however, to labor- or workplace accident-related credits, nor to those credits excluded from judicial recovery. In addition, the request for court approval of the extrajudicial recovery plan will not entail suspension of the rights, suits and enforcement proceedings of those creditors not subject to such plan, any of which will still be entitled to request the debtor’s bankruptcy.

Bankruptcy

According to Law 11,101, credits are classified in the context of a bankruptcy proceeding in the following, decreasing order of priority: (i) labor claims in general (limited to a maximum amount of 150 times the minimum Brazilian wage per creditor) and labor claims related to indemnification for workplace accidents; (ii) secured credits (limited to the value of the security); (iii) tax claims (except for tax fines); (iv) personal claims enjoying special privileges (as defined in other statutes); (v) personal claims enjoying general privileges (unsecured creditors who have provided goods or services to the debtor during its judicial recovery and

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creditors who are so defined in other statutes); (vi) unsecured debts (creditors not provided for in the preceding items, labor creditors whose credits exceed the 150-minimum wages limitation, and creditors whose credits exceed the amount of their respective guarantees); (vii) contractual fines and monetary fines arising from the disobedience of statutes; and (viii) subordinated debts (as provided for by law or in an agreement, and creditors who are partners or managers of the debtor company but not in the context of a labor relationship).

Law 11,101 establishes a limitation on the amount of the unpaid and protested note that entitles a creditor to request the bankruptcy of its debtor. Pursuant to the Law, any such note must be in an amount in excess of 40 times the minimum Brazilian wage for purposes of allowing the commencement of bankruptcy proceedings. Creditors may, however, get together and pool the amounts of their notes so as to reach the minimum amount required by law. Law 11,101 also extended (i) from 24 hours to ten days the time period during which the debtor may present its defense in connection with a request for its bankruptcy and (ii) from 60 to 90 days (counted from either the date of the bankruptcy petition, of the request for judicial recovery or from the date of the first protest of a note due to its non-payment by the company) the preference period (or legal term, as it is commonly known under Brazilian law) applicable in the context of a bankruptcy proceeding. Pledges, mortgages or other security constituted by the debtor during such legal term are not effective in the context of the bankruptcy process.

As a general rule, assets sold in the bankruptcy process are acquired free and clear of any encumbrances, and there will be no succession on the buyer’s part of any labor, indemnification for workplace accidents, social security or tax natured obligations. Any employees of the bankrupt company hired by the buyer will be so pursuant to new employment agreements.

Perfection of Security Interests

Under Brazilian law, the perfection of security interests over assets depends on certain registration requirements. Depending on the assets over which the security interest is to be created, the relevant security agreement (translated into Portuguese by a sworn translator, if executed in a foreign language) must be registered with the Registry of Titles and Deeds or with the Registry of Real Estate, as applicable. In addition, the perfection of security interests over certain assets may require additional formalities. This is the case for the perfection of security interests created over shares issued by a Brazilian company, which depends on the registration of the relevant liens in the company’s shares registration books, with the relevant shares registration agent (if that is the case) or in the company’s by-laws (in the case of limited liability companies).

Until such registrations occur, the security agreement is not binding against third parties. In the case of security interests which are required to be registered with the Registry of Titles and Deeds, if the relevant security agreement is registered within 20 days from its execution date, the security interest created thereby shall be deemed effective against third parties as of the date of execution of such security agreement.

British Virgin Islands

One of the guarantors is incorporated under the laws of the British Virgin Islands. In the event of insolvency, insolvency proceedings may, therefore, be initiated in the British Virgin Islands. British Virgin Islands law would then govern those proceedings. The insolvency laws of the British Virgin Islands may not be as favorable to your interests as creditors as the insolvency laws of other jurisdictions or even preclude your interests, including in respect of priority of creditors, the enforceability of securities, the ability to obtain post-petition interest and the duration of the insolvency proceedings, and hence may limit your ability to recover payments due on the notes to an extent exceeding the limitations arising under other insolvency laws.

Insolvency Proceedings

The primary legislation governing bankruptcy and insolvency proceedings in the British Virgin Islands is the Insolvency Act 2003 (the “Insolvency Act”). The Insolvency Act provides for the appointment of a liquidator of an insolvent company by the British Virgin Islands court (the “BVI Court”) on the application of (i) the company, (ii) a creditor, (iii) a member, (iv) a supervisor of a creditor’s arrangement in respect of the

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company, (v) the British Virgin Islands Financial Services Commission or (vi) the British Virgin Islands Attorney General if (i) the company is insolvent, (ii) on just and equitable grounds or (iii) if it is in the public interest. Members may also appoint a liquidator of a company out of court. On the commencement of liquidation (i) a liquidator takes control of the assets of the company, (ii) the directors cease to have any powers except as permitted under the Insolvency Act or as authorized by the liquidator, (iii) unless the BVI Court orders otherwise, no proceedings and no exercise or enforcement of rights over assets may be commenced, (iv) unless the BVI Court orders otherwise, no share transfer may take place, (v) no member may change their status, (vi) no member may exercise any power under the constitutional documents except for the purposes of the Insolvency Act and (vii) no amendment to the constitutional documents may take place. Separate rules apply to the solvent liquidation of a company.

The priority of claims on liquidation is as follows: (i) costs and expenses of liquidation; (ii) preferential claims; (iii) other claims; (iv) interest on claims; and (v) distribution to members. However the costs and expenses of liquidation and preferential claims have priority over the claims of creditors in respect of assets that are subject to a floating charge.

There are no rehabilitative insolvency proceedings which may impose a moratorium on enforcement of security. Liquidation does not affect the right of a secured creditor to take possession of and realize or otherwise deal with assets of the company over which the creditor has a security interest. The laws of the British Virgin Islands recognise the private contractual rights of parties to prescribe circumstances in which a receiver / administrative receiver is appointed over the affairs of a BVI company. Administration provisions have been drafted into the Insolvency Act but are not yet in force.

Voidable Transactions

Under British Virgin Islands law, unfair preferences, transactions at an undervalue, voidable floating charges and extortionate credit transactions may be set aside in whole or in part or otherwise varied or amended by orders of the British Virgin Islands court when an insolvent party goes into liquidation or into administration. In each case the transaction must have been entered into within the relevant vulnerability period, being the period prior to the appointment of an administrator or liquidator (as applicable) and (except in the case of extortionate credit transactions) the transaction must either have been entered into at a time that the insolvent party was insolvent or have caused the insolvent party to become insolvent (determined on a cash flow basis).

An unfair preference is a transaction that has the effect of putting a creditor into a position which, in the event of the insolvent party going into insolvent liquidation, would be better than the position in which that creditor would have been vis-à-vis other creditors of the insolvent party if the transaction had not been entered into. An insolvent liquidation means a liquidation of a BVI company where the assets of such BVI company are insufficient to pay its liabilities and the expenses of the liquidation. A transaction is not an unfair preference if it took place in the ordinary course of the insolvent party’s business. The relevant vulnerability period is six months, except if the creditor is a “connected person”, in which case it is two years.

An undervalue transaction is a transaction where the insolvent party (i) makes a gift or otherwise receives no consideration for the transaction, or (ii) the value of the consideration that it receives in money or money’s worth is considerably less than the consideration provided by the insolvent party. A transaction is not an undervalue transaction if the insolvent party enters into the transaction in good faith and for the purposes of its business and if at the time it entered into the transaction there were reasonable grounds for believing that the transaction would benefit the insolvent party. The relevant vulnerability period is six months, except if the creditor is a connected person, in which case it is two years.

A floating charge may be set aside if there was no consideration at the time of or subsequent to the creation of the charge. The relevant vulnerability period is six months, except if the creditor is a connected person, in which case it is two years.

An extortionate credit transaction is a transaction for or involving the provision of credit and, having regard to the risk accepted by the person giving credit, (a) the terms of such credit extension are such as to

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require grossly exorbitant payments to be made (either unconditionally or in certain contingencies) or (b) the transaction otherwise grossly contravenes ordinary principles of fair trading. The relevant vulnerability period is five years.

In addition, any conveyance made by any person with intent to defraud creditors is voidable at the instance of the person thereby prejudiced under British Virgin Islands law. It is not a requirement that the relevant transaction was entered into at the time when one party was insolvent or became insolvent as a result of the transaction. It is not a requirement that the transferring party subsequently went into liquidation or administration. However, no conveyance entered into for valuable consideration and in good faith to a person who did not have notice of the intention to defraud may be impugned.

Canada

Some of the guarantors are organized under the laws of Canada. In the event of insolvency of the Canadian guarantors, insolvency proceedings may be initiated in Canada. Canadian law would govern those proceedings (subject to laws or protocols that may be applicable to international insolvencies if proceedings also occur in other jurisdictions in respect of those guarantors). The insolvency laws of Canada may not be as favorable to your interests as creditors as the insolvency laws of other jurisdictions, including in respect of priority of creditors, the ability to obtain post-filing interest and the duration of the insolvency proceedings, and hence may limit your ability to recover payments due on the notes to an extent exceeding the limitations arising under other insolvency laws.

In Canada, there are two primary federal statutes that govern bankruptcy, insolvency and restructuring proceedings of insolvent debtors. The Bankruptcy and Insolvency Act (the “BIA”) contains provisions for the liquidation of bankrupt persons (in a manner loosely akin, in substance, to U.S. Chapter 7 proceedings, although there are important distinctions) and for the restructuring of insolvent debtors (in a manner loosely akin, in substance, to U.S. Chapter 11 proceedings, although there are important distinctions). Similar to bankruptcy proceedings in the U.S., a corporate debtor may be petitioned into bankruptcy by a creditor (i.e., involuntary proceedings) or apply or file for bankruptcy or reorganization (i.e., voluntary proceedings). In addition to the BIA, relief is also available under the Companies’ Creditors Arrangement Act (“CCAA”), which is a restructuring statute that operates in a manner loosely akin, in substance, to U.S. Chapter 11 proceedings (although there are important distinctions). CCAA proceedings are only available to insolvent debtor companies having debts in excess of CDN$5 million (or such other amount prescribed by regulation under the CCAA). Insolvency proceedings in Canada, whether under the BIA or the CCAA, are court-supervised.

Upon the bankruptcy of a debtor corporation, whether voluntarily or upon the application of a creditor, the BIA imposes a stay of any action, execution or other proceeding by unsecured creditors in respect of the debtor. Creditors may obtain leave of the applicable court to lift the stay in certain circumstances. Upon becoming bankrupt, whether voluntarily or involuntarily, all of a debtor’s assets (subject to very limited exceptions) vest in a trustee in bankruptcy (subject to the rights of secured creditors with validly perfected security interests), at which point the debtor no longer has any ability to deal with those assets. The trustee typically proceeds to liquidate the assets and distribute the proceeds of the assets in accordance with the provisions of the BIA.

The BIA sets out the priority scheme for the payment of claims against a bankrupt debtor, which priority scheme takes precedence over any operative priority scheme outside of bankruptcy. Subject to certain statutory priority claims enumerated in the BIA (including, without limitation, a “super priority” charge under the BIA against a debtor’s current assets for employee wages of up to CDN$2,000 per employee) and true trust claims, secured creditors have the right to look first to the assets charged by their validly perfected security for payment. Thereafter, the BIA provides a list of preferred creditors who recover their debts in priority to the general body of unsecured creditors. Preferred claims are paid in full, in order of their ranking, before any payments to lower ranking preferred creditors or general unsecured creditors. All other claims will be considered general unsecured claims and rank pari passu. If there is any surplus after payment to the unsecured creditors, the balance will be used to pay interest from the date of the bankruptcy at 5% per annum

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on all claims proved in the bankruptcy according to their priority. Any remaining amount would then be available for shareholders.

In the present instance, the proceeds resulting from the realization of the estate of an insolvent Canadian debtor that has guaranteed the notes may not be sufficient to satisfy secured claims or your deficiency claims as unsecured creditors under the guarantees granted by such Canadian guarantor after its prior-ranking secured creditors and other claims that rank in priority to claims of holders of notes have been satisfied.

Corporate restructurings in Canada may be implemented under either the BIA or the CCAA, with the latter being more commonly used by larger corporations. In either case, a broad stay of creditors’ rights and enforcement proceedings is generally implemented (in the case of the BIA by a statutory stay, and in the case of the CCAA by a court-ordered stay authorized by statute). Under this court-ordered protection, the debtor can formulate a restructuring proposal or plan, or conduct a going-concern sale or, in some circumstances, an orderly liquidation and distribute the proceeds derived from the sale or liquidation to the creditors in accordance with the priority of their claims. In the event of a restructuring proposal or plan under either the BIA or the CCAA, a double majority of the creditors (i.e., a simple majority in number having two-thirds in value of the claims voting on such proposal or claim) present and voting either in person or by proxy at a meeting of creditors for each designated class must approve the proposal or plan, and the proposal or plan must be sanctioned by the court. In the event of a liquidation under the CCAA, proceeds are generally distributed in accordance with the priority established by statute and the court (which may differ in some respects from those in a bankruptcy under the BIA). The court may also authorize the creation of priority charges ranking ahead of other creditors, including claims of holders of secured notes, in both CCAA and BIA restructurings (for example, for DIP financings, directors’ and officers’ indemnification and administration costs).

In the present instance, the proposed treatment of unsecured creditors under the guarantees granted by the Canadian guarantors in a restructuring proposal or plan is generally at the discretion of the Canadian guarantors, subject to the rights of creditors affected by the proposal or plan to vote on such proposal or plan and subject to sanction by the court, which may be opposed by an affected creditor.

Where a debtor deals with its property in a manner that prejudices its creditors (particularly where such debtor is or becomes thereafter insolvent), such transactions by the debtor may be subject to challenge by creditors and the scrutiny of the court. Under Canadian federal and provincial law, there are a number of statutory means to challenge or avoid such transactions. Where a transaction subject to review is held to be contrary to Canadian law, the transaction can be voided or subject to a variety of other remedies. Should the Canadian guarantors become insolvent within applicable time periods, the granting of the guarantees could be subject to challenge and the guarantees voided, and any amounts obtained under the guarantee that is voided would have to be repaid. Should the holders of the notes be repaid or otherwise recover from the Canadian guarantors at a time when such guarantors are insolvent, or if the Canadian guarantors thereafter become insolvent within applicable time periods, the repayment or recovery may be subject to challenge. Pursuant to amendments to Canadian insolvency legislation which came into force on September 18, 2009, certain remedies available under the BIA to avoid or challenge transactions entered into by a debtor have been strengthened and made available in CCAA proceedings.

England and Wales

Certain of the guarantors are incorporated under the laws of England and Wales (each an “English Guarantor”). Assuming that the English courts determine that the English Guarantors have their “centre of main interests” in England within the meaning of Council Regulation (EC) No 1346/2000 of May 29, 2000 on Insolvency Proceedings (the “EU Insolvency Regulation”), and therefore determine that those entities are eligible to commence insolvency proceedings in England, any such proceedings would constitute “main insolvency proceedings” under article 3(1) of the EU Insolvency Regulation and English law would apply to such main insolvency proceedings, subject to particular exceptions set out in the EU Insolvency Regulation.

The lenders under the Senior Secured Credit Facilities and the holders of the senior secured notes have the benefit of security interests, expressed in the relevant security documents to include fixed and floating

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charges, from each English Guarantor on a senior basis. The senior notes do not have the benefit of such security interests (although they do have the benefit of guarantees on a pari passu basis with the guarantees of the senior secured notes and certain other indebtedness of the English Guarantors). The security interests held by the lenders under the Senior Secured Credit Facilities and the holders of the senior secured notes include a qualifying floating charge over substantially the whole of the assets of each English Guarantor (a “Qualifying Floating Charge”).

Fixed charges attach immediately to the charged assets whereas a floating charge will not attach to the relevant charged assets until such time as the floating charge crystallizes. The key characteristic of a fixed charge security is that it gives the lender control over the charged asset. There is a risk of recharacterization of a fixed charge to a floating charge or vice versa. Such recharacterization will depend on various factors including the degree of control the chargee has over the ability of the relevant English Guarantor to deal with the relevant assets and the proceeds therefrom and whether such control is exercised by the chargee in practice. The less restrictions placed on the relevant English Guarantor’s ability to deal with the asset the more likely it is to be classified as a floating charge regardless of how the charge is described in any documentation. There are a number of ways in which fixed charge security has an advantage over floating charge security, certain of these advantages being that: (a) general costs and expenses (including the liquidator’s remuneration) properly incurred in a winding-up are payable out of the company’s assets including the assets subject to a floating charge in priority of satisfaction of the floating charge (where there are insufficient unsecured asset realizations available to meet expenses of the liquidation, an administrator appointed to a charging company can convert floating charge assets to cash and use such cash, or use cash subject to a floating charge, to meet such administration expenses). In addition, where an administrator vacates office, any outstanding liabilities incurred by such administrator on behalf of the company during his term in office are payable in priority to such administrator’s remuneration and expenses and in priority to satisfaction of any floating charge and in addition such remuneration and expenses are payable in priority to any satisfaction of floating charges; (b) a fixed charge, even if created after the date of a floating charge, may have priority as against the floating charge over the charged assets; (c) until the floating charge security crystallizes, a company is entitled to deal with assets that are subject to floating charge security, meaning that such assets can be effectively disposed of by the charging company so as to give a third party good title to the assets free of the floating charge and so as to give rise to the risk of security being granted over such assets in priority to the floating charge security; (d) floating charge security is subject to the claims of preferential creditors (as further described below); (e) in certain circumstances a percentage of the floating charge assets must be ring-fenced for payment to unsecured creditors; and (f) floating charge security is subject to certain additional challenges under English insolvency law to those to which a fixed charge is subject (as described below).

Generally, unsecured creditors of an English Guarantor (such as the holders of the senior notes) have a right to make an application to court to appoint an administrator in certain circumstances, though the holder of a Qualifying Floating Charge (such as the lenders under the Senior Secured Credit Facilities and the holders of the senior secured notes) would have the right to intervene and nominate its chosen administrator in such circumstances. A creditor that holds a Qualifying Floating Charge as well as the company or its directors is entitled to appoint an administrator in an out of court procedure. As a result of their Qualifying Floating Charge, the lenders under the Senior Secured Credit Facilities and the holders of the senior secured notes, subject to the intercreditor agreements, may be able to appoint an administrator in respect of an English Guarantor in an out of court procedure by way of notice, following which papers documenting the appointment will be filed with the court, although in practice the directors of the company may make the appointment of an administrator with the agreement of the holder of the Qualifying Floating Charge as the holder would otherwise be required to file a statutory declaration with the court stating that the charge is enforceable. The holders of the senior notes do not benefit from any such security interest and therefore will not be entitled to commence an administration out of court and will not be given prior notice of the making of, or an intention to make, an administration order.

Once an administration order is made, the rights of the holders of the notes may be limited and will be subject to the principles set out in the following paragraphs resulting from the application of English insolvency laws.

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Once appointed, an administrator would manage the affairs, business and property of the company as its agent and would be empowered in certain circumstances to dispose of the assets of the company. In so acting it must perform its functions with the objective of: (a) rescuing the company as a going concern; (b) achieving a better result for the company’s creditors as a whole than would be likely if the company were wound up (without first going into administration); or (c) realizing property in order to make a distribution to one or more secured or preferential creditors. The administrator must perform his functions in the interests of the company’s creditors as a whole. The administrator may only perform its functions in pursuit of the objective stated in (b) if, in his opinion, it is either not reasonably practicable to rescue the company, or the objectives described in (b) would achieve a better result for the company’s creditors as a whole. He may only perform his functions in pursuit of the objective stated in (c) if he believes that it is not reasonably practicable to achieve the objectives stated in (a) or (b) and to do so would not unnecessarily harm the interests of the creditors of the company as a whole. During the administration, in general, no proceedings or other legal process may be commenced or continued against the debtor, or security enforced over the debtor’s property, except with the permission of the court or consent of the administrator. A court will apply discretionary factors in determining any application for permission, in light of the statutory objectives of administration set out above. If an English Guarantor were to enter into administration proceedings, it is possible that the security granted by it or the guarantee granted by it may not be enforced while it is in administration.

Under English insolvency law, in the event of a winding up in respect of a guarantor at the end of administration, receivership or liquidation (each a “Relevant Insolvency Procedure”), if such guarantor has provided floating charge security, any net proceeds of the property subject to such floating charge security will only be paid to discharge amounts owed to the holder of the floating charge after payment of (in the following order): (i) the expenses of the insolvency office-holder appointed under the Relevant Insolvency Procedure; (ii) to the extent applicable, certain preferential debts which are entitled to priority in respect of floating charge security realizations under English law, such as occupational pension scheme contributions and salaries owed to employees (up to prescribed statutory caps); and (iii) subject to certain exceptions, a “prescribed part” of the net property subject to the floating charge reserved for unsecured creditors. The prescribed part currently amounts to the aggregate of (i) 50% of the first £10,000 of the net property subject to the floating charge and (ii) 20% thereafter, subject however to a maximum aggregate amount of £600,000.

Any interest accruing under or in respect of amounts due under a guarantee to which an English Guarantor is a party in respect of any period after the commencement of liquidation proceedings would only be recoverable by holders of the notes or the trustee, as applicable, from any surplus remaining after payment of all other debts proved in the proceedings and accrued and unpaid interest up to the date of the commencement of the proceedings.

A liquidator or administrator of an English Guarantor could apply to the court for an order to rescind the guarantee or security (as applicable) and otherwise restore the position to what it would have been had the relevant company not entered into such guarantee or security (as applicable) if the liquidator or administrator believes the issuance of that guarantee or security (as applicable) constituted a transaction at an undervalue. A transaction is at an undervalue if a company makes a gift to a person or enters into a transaction on terms where the company receives no consideration or consideration which, in money or money’s worth, is significantly less than the value, in money or money’s worth, of the consideration provided by the company. In order to constitute a transaction at an undervalue, the transaction must have been entered into during the period of two years before the commencement of winding up or, depending on how the company enters administration, (i) the date on which the application for administration is made, (ii) the date on which a notice of intention to appoint an administrator is filed at court, or (if neither (i) or (ii) apply) the date on which the appointment of an administrator takes effect. Furthermore, the company must have been unable to pay its debts on a cash flow or balance sheet test basis at the time it entered into the transaction or have become unable to pay its debts as a result of entering into such transaction. Under English insolvency law, there is a presumption of insolvency if the parties to the transaction are connected; for instance, if the transaction is an intra-group transaction. It is a defense if the company entered into the transaction in good faith for the purposes of carrying on its business and, at the time it did so, there were reasonable grounds for believing the transaction would benefit the company. There can be no assurance that the provision of such guarantees or

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security (as applicable) will not be challenged by a liquidator or administrator as a transaction at an undervalue.

Where it can be shown that a transaction, such as a guarantee or the provision of security, was at an undervalue and was made for the purpose of defeating the claims of an existing or putative creditor, e.g., by putting assets beyond the reach of a person who is making, or may at some time make, a claim against a company, or otherwise prejudicing the interests of such person in relation to such a claim, the transaction may be set aside by the court as a transaction defrauding creditors. This provision of English law may, in certain circumstances, be used by any person who claims to be a victim of the transaction and is not therefore limited to liquidators or administrators. English insolvency legislation does not provide a statutory time limit within which a claim that a transaction defrauding creditors must be brought and the company need not be insolvent at the time of the transaction or as a result of entering into the transaction. To the extent that a court were to find that a guarantee or the provision of security constituted a transaction defrauding creditors, the court may make such orders as it thinks fit to restore the position to what it would have been if the transaction had not been entered into and to protect the interests of persons who are victims of the transaction, which could include releasing the guarantee or security.

If the liquidator or administrator can show that a company has given a “preference” to any person within six months of the onset of insolvency, i.e., the commencement of the winding up or the appointment of an administrator (or two years of the onset of insolvency if the preference is to a connected person other than by reason only of being its employee) and, at the time of the preference, the company was unable to pay its debts at the time of the transaction or became unable as a result of the transaction, a court has the power, among other things, to void the transaction. For these purposes, a company gives a preference to a person if that person is one of the company’s creditors (or a surety or guarantor for any of the company’s debts or liabilities) and the company does anything or suffers anything to be done that has the effect of putting that person into a position which, in the event of the company going into insolvent liquidation, would be better than the position that person would have been in if the thing had not been done. The court may not make an order voiding a preferential transaction unless it is satisfied that the company was influenced by a desire to do anything or suffer anything to be done to put that person in a better position. There is a presumption of such influence if the parties are connected (otherwise than by reason only of being its employee). If a court finds that the guarantees or the security are preferences, the court has very wide powers for restoring the position to what it would have been if that preference had not been given, which could include reducing payments under the guarantees or security (although there is protection for a third party who enters into such a transaction in good faith and for value).

Except in respect of a floating charge that constitutes a financial collateral arrangement, if a company grants a floating charge over its assets to any person within 12 months of the onset of insolvency (i.e., the commencement of the winding up or the appointment of an administrator) and, at the time the floating charge was created, the company was unable to pay its debts or becomes unable to pay its debts as a consequence of the charge, the charge is invalid except to the extent of the aggregate of the value of the consideration provided to the company for the charge at the same time as, or after, the creation of the charge consisting of money paid or goods or services supplied, or consisting of the discharge or reduction of any of the company’s debts (or interest on any of the foregoing). Where the floating charge was created in favour of a person connected with the company, the charge is invalid if made up to two years prior to the onset of insolvency, and it not being necessary to show that the company was unable to pay its debts at the time or became unable to pay its debts as a result.

If an English Guarantor were to go into administration under English law, the rights of the holders of the notes or the trustee, as applicable, to enforce any applicable security or guarantee or to otherwise institute any legal proceedings against that English Guarantor would be restricted. There is a general moratorium on the enforcement of security, guarantees and other legal process where a company is in administration. No step may be taken by any person to enforce security over a company’s property in such circumstances without the consent of the administrator or the permission of the court. However, this would not apply to a secured creditor of a company who holds a security interest that constitutes “financial collateral” and/or where the obligations of a secured creditor constitute a “security financial collateral arrangement” (in each case as

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defined in, and for the purposes of, the Financial Collateral Arrangements (No. 2) Regulations 2003 (SI 2003 No. 3226)). Furthermore, prior to the appointment of an administrator, an interim moratorium will automatically arise once an application to court to appoint an administrator has been lodged or notice of an intention to make an appointment out of court has been given. To the extent that a guarantor is a “small company” under s.382 of the Companies Act 2006, it may also be eligible for a moratorium if implementing a company voluntary arrangement.

The making of a winding-up order or the appointment of a provisional liquidator in respect of an English Guarantor would also have the effect of initiating a moratorium upon actions or proceedings against that English Guarantor. However, this moratorium would not extend to the secured creditors of that English Guarantor and as such the lenders under the Senior Secured Credit Facilities and the holders of the senior secured notes, subject to the intercreditor agreements, would (unlike in administration) therefore be able to enforce their security interests granted on a senior basis. If realizations from the enforcement of the security exceed the value of their debt, the lenders under the Senior Secured Credit Facilities and the holders of the senior secured notes would be required to pay the balance over to the liquidator and the balance will form part of the assets of the company to be distributed by the liquidator. To the extent that the security realised does not cover the whole of the debt, the lenders under the Senior Secured Credit Facilities and the holders of the senior secured notes would be required to prove for the unsecured balance of the debt alongside unsecured creditors (including the holders of the senior notes).

An administrator may dispose of or take any action in respect of any property of an English Guarantor subject to a floating charge as if it were not subject to the charge, although the floating charge holder shall have the same priority in respect of acquired property (i.e., property which directly or indirectly represents the property disposed of) as it had in respect of the disposed property. The administrator may also dispose of the property which is the subject of a fixed charge, subject to making an application to court and the court finding that the disposal of the property would be likely to promote the purpose of the administration.

In addition, subject to certain exceptions in relation to any “security financial collateral arrangement” (as defined above), under English insolvency law any debt incurred or payable in a currency other than pounds sterling (such as dollars or euros, as the case may be, in the case of the notes) must be converted into pounds sterling at the “official exchange rate” prevailing at the date when the debtor went into liquidation or the date when the debtor went into administration or, if the liquidation was immediately preceded by an administration, the date the debtor entered the administration or, if the administration was immediately preceded by a winding up, on the date the company went into liquidation. Any debt payable in a foreign currency may also be converted by an English administrator when making a distribution to creditors during an administration. This provision overrides any agreement between the parties. The “official exchange rate” for these purposes is the middle market rate on the London Foreign Exchange Market as published for the date in question or, if no such rate is published, such rate as the court determines. Accordingly, in the event that an English Guarantor goes into liquidation or administration, holders of the notes may be subject to exchange rate risk from the date that such English Guarantor goes into liquidation or administration thereby affecting the receipt of amounts to which such holders of the notes may become entitled.

Germany

Some of the guarantors are organized under the laws of Germany. In the event of insolvency, insolvency proceedings may, therefore, be initiated in Germany. German law would then govern those proceedings. The insolvency laws of Germany may not be as favorable to your interests as creditors as the insolvency laws of other jurisdictions or even preclude your interests, including in respect of priority of creditors, the enforceability of securities, the ability to obtain post-petition interest and the duration of the insolvency proceedings, and hence may limit your ability to recover payments due on the notes to an extent exceeding the limitations arising under other insolvency laws.

Under German insolvency law, insolvency proceedings can be initiated either by the debtor or by a creditor in the event of over-indebtedness (Überschuldung) of the debtor (i.e., where its liabilities exceed the value of its assets) or in the event that the debtor is unable to pay its debts as and when they fall due

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(Zahlungsunfähigkeit). Please note that until December 31, 2013 insolvency proceedings cannot be based on over-indebtedness if the debtor’s business is predominantly likely to continue as a going concern (positive Fortführungsprognose). In addition, the debtor can file for insolvency proceedings if it is imminently at risk of being unable to pay its debts as and when they fall due (drohende Zahlungsunfähigkeit). The insolvency proceedings are court controlled, and upon receipt of the insolvency petition, the insolvency court may take preliminary measures to secure the property of the debtor (Sicherungsmaßnahmen) by, for example, appointing a preliminary insolvency administrator (vorläufiger Insolvenzverwalter) and enjoining the debtor from disposing of its assets (Verfügungsverbot) or ordering the debtor not to dispose of its assets without the preliminary insolvency administrator’s consent. Furthermore, the court may prohibit or suspend any measures taken to enforce individual claims against the debtor’s assets during these preliminary proceedings. Upon an admissible insolvency petition, the court orders the opening of insolvency proceedings if a reason to open insolvency proceedings (i.e., over-indebtedness, illiquidity or, in case of an application filed by the debtor, impending illiquidity) exists and if there are sufficient assets to cover at least the cost of the insolvency proceedings. The court appoints an insolvency administrator (Insolvenzverwalter) who, once the main insolvency proceedings have been opened, has full administrative and disposal authority over the insolvency estate (Insolvenzmasse), i.e., the debtor’s assets.

Generally, the opening of (preliminary) insolvency proceedings may affect the enforceability of guarantees or security provided to you. Individual Enforcement Actions with respect to the guarantee claims are subject to an automatic stay upon the opening of insolvency proceedings. Even creditors who have a right to segregate an asset from the insolvency estate (Aussonderungsrecht) may be restrained from regaining possession of the relevant asset if the court orders that it is required for the continuation of the debtor’s business. Once insolvency proceedings have been opened, all creditors, whether secured or unsecured (unless they have a right to segregate an asset from the insolvency estate), wishing to assert claims against the debtor need to participate in the insolvency proceedings. Any security acquired by virtue of enforcement during the last month prior to the filing of the insolvency petition or after that date will become invalid by operation of law when the insolvency proceedings are opened.

Generally, secured creditors are entitled to separate or preferred satisfaction in German insolvency proceedings. Unsecured Note Guarantees will be effectively subordinated to any Secured Indebtedness of any German guarantor to the extent of the value of the assets of such German guarantor securing Secured Indebtedness.

The process of enforcing the security granted by the debtor depends on the type of that security. If the insolvency administrator is in possession of a movable asset which is subject to separate satisfaction, he may realize the asset. The same is true when the claims have been assigned by the debtor for security purposes (Sicherungsabtretung). In this case the realization proceeds less certain contributory charges for (i) assessing the value of the secured assets (Kosten der Feststellung) (4% of the relevant proceeds) and (ii) realizing the secured assets (Kosten der Verwertung) (usually 5% of the relevant proceeds), in each case, including any such taxes (such as VAT) accruing thereon, are paid to the creditor holding a security interest in the relevant collateral up to an amount equal to its secured claims. The contributory charges will become part of the insolvency estate.

If the secured creditor has possession of a movable asset subject to separate satisfaction, he may realize the asset himself. The same is true for account pledges (Kontoverpfändungen), share pledges (Anteilsverpfändungen) or mortgages (Hypotheken). In this case, the insolvency estate is generally not entitled to participate in the proceeds. However, in preliminary insolvency proceedings (vorläufiges Insolvenzverfahren) only, even if the secured creditor may have the right to realize security provided by the debtor, the insolvency court may still be entitled to restrain the creditor in exercising these rights under certain conditions. The surplus of the enforcement of a security right (if any) will become part of the insolvency estate.

After the complete termination and satisfaction of claims against the insolvency estate (comprising amongst others the costs of the insolvency proceedings) the insolvency estate (including the contributory charges and the surplus of an enforcement of security rights mentioned above) will be distributed among the

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unsecured creditors who are satisfied on a pro rata basis only. If the proceeds from the realization of security rights falls short of the secured claims, the delta may be filed as an unsecured insolvency creditor’s claim. The proceeds resulting from the realization of the insolvency estate of the debtor may not be sufficient to satisfy unsecured creditors under the guarantees granted by any German guarantor after the secured creditors have been satisfied.

Enforcement and distribution of proceeds different from the one outlined above can be proposed in an insolvency plan (Insolvenzplan) that can be submitted by the debtor or the insolvency administrator and which requires, among other things, the consent of each class of creditors in accordance with specific majority rules and the approval of the insolvency court.

Under German insolvency law, an insolvency administrator may under certain circumstances avoid (anfechten) any transaction, including the repayment of debt and the granting of security or a guarantee, which was entered into prior to the commencement of insolvency proceedings and which discriminates against creditors.

The insolvency administrator’s right to avoid transactions can, depending on the circumstances, extend to transactions entered into during a ten-year period prior to the petition for the commencement of insolvency proceedings. The most critical hardening period is the last three months prior to the filing of an insolvency petition. During this period a transaction may be voidable as (i) a congruent correspondence (kongruente Deckung), (ii) an incongruent correspondence (inkongruente Deckung) or (iii) a directly detrimental transaction (unmittelbar nachteilige Rechtshandlung). A repayment of debt, for example, may constitute a congruent correspondence and is voidable if at the time of the repayment the debtor was unable to pay its debts (zahlungsunfähig) and the recipient of the payment was aware of such inability or of circumstances strongly suggesting that debtor was illiquid. Prior to the three-month hardening period, a transaction may be avoided by the insolvency administrator if it constitutes (i) an intentional discrimination (vorsätzliche Benachteiligung) of the creditors and was executed within ten years prior to the filing of an insolvency petition or (ii) a performance without consideration (unentgeltliche Leistung) and was executed within four years prior to the filing of an insolvency petition. A German court might consider the granting of security or a guarantee by a subsidiary to its parent company as performance without consideration. The insolvency administrator may also avoid a transaction by which a debtor grants security for (hardening period of ten years) or discharges a shareholder’s claim for repayment (hardening period of one year) of a shareholder loan.

In addition, as long as no insolvency proceedings are instituted, a creditor who has obtained an enforcement order has the right to challenge certain transactions, such as the payment of debt or the granting of security or a guarantee, pursuant to the German Code on Avoidance (Anfechtungsgesetz). In the event such a transaction was successfully avoided, the holders of the notes would be under an obligation to repay the amounts received or to waive the guarantee or security.

The above principles of avoidance apply, in particular, to the guarantees or collateral granted by the German guarantors. In the case of such avoidance of a guarantee or security provided by a German guarantor, you would not have any claim in respect of the respective guarantee and any amounts obtained under the guarantee that are avoided would have to be repaid. The German principles on avoidance may therefore limit your ability to recover payments due on the guarantees.

Under German law there is no substantive consolidation of the assets and liabilities of a group of companies in the event of insolvency. Therefore, each insolvent company will be liquidated on a stand-alone basis and individual insolvency proceedings with potentially different insolvency administrators will be initiated.

Restrictions on Enforcement Reflecting German Corporate Law.

The enforcement of guarantees and security interests provided by our German subsidiaries incorporated as a GmbH or GmbH & Co. KG will be limited by language reflecting the capital maintenance rules imposed by German corporate law, which prohibit the direct or indirect repayment of a German limited liability company’s stated share capital to its direct or indirect shareholders (including payments pursuant to guarantees in favor of the debts of such shareholders). Payments under the guarantees and/or enforcement of security interests will be

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limited if, and to the extent, such payments/enforcements would cause a German subsidiary’s net assets to fall below the amount of its stated share capital or would further increase an existing shortfall, in each case in violation of Section 30 of the German Limited Liability Companies Act (Gesetz betreffend die Gesellschaften mit beschränkter Haftung, GmbHG).

The net assets of each of our German subsidiaries incorporated as a GmbH or, in case of a GmbH & Co. KG, its general partner (Komplementär) are measured at the time of enforcement of the guarantee or security, as the case may be, after taking into account, among other things, the direct debt and other obligations of the relevant German subsidiary incorporated as a GmbH or, in case of a GmbH & Co. KG, its general partner (Komplementär). Because our German subsidiaries are also guarantors of or security providers in respect of all obligations under the Senior Indebtedness and will also owe other obligations, we cannot assure you that the excess of the net assets of each German subsidiary incorporated as a GmbH, or in the case of a GmbH & Co. KG, its general partner (Komplementär) over its stated share capital will be adequate to cover any or all of the amounts outstanding under any guarantee provided by the relevant German subsidiary or the obligations secured by the security granted by the relevant German subsidiary.

German capital maintenance rules are subject to ongoing court decisions. We cannot assure you that future court rulings may not further limit the access of shareholders to assets of their subsidiaries constituted in the form of a limited liability company or of a limited partnership, the general partner or general partners of which is, or are, a limited liability company, which can negatively affect our ability to make payment on the notes or of the subsidiaries to make payments on the guarantees.

Section 278 para. 3 in connection with Section 57 paras. 1 and 3 of the German Stock Corporation Act (Aktiengesetz, AktG) prohibits the granting of distributions and other benefits by a partnership limited by shares (Kommanditgesellschaft auf Aktien) to its shareholders, with the exception of the distribution of the balance sheet profit (Bilanzgewinn). Benefits such as guarantees and security granted in violation of this prohibition are void and unenforceable. However, Section 278 para 3 in connection with Sections 57 para 1 and 291 para 3 of the German Stock Corporation Act expressly stipulates that this prohibition is not applicable to benefits granted while a domination agreement (Beherrschungsvertrag) or profit transfer agreement (Gewinnabführungsvertrag) exists between the partnership limited by shares and the shareholder on whose instructions the benefit is granted. Nonetheless, it is still conceivable that the granting of guarantees and/or security by SIG Euro Holding AG & Co. KGaA and by affiliated companies (especially subsidiaries) of SIG Euro Holding AG & Co. KGaA to secure liabilities of its direct or indirect shareholders could violate Section 278 para 3 in connection with Section 57 paras 1 and 3 of the German Stock Corporation Act and thus be void and unenforceable, if the instructions given to SIG Euro Holding AG & Co. KGaA by its shareholders to grant such guarantees and/or security constituted an unjustified and extreme infringement of SIG Euro Holding AG & Co. KGaA’s own corporate interests and thus do not fall within the scope of benefits granted on the basis of legitimate instructions.

Section 278 para 3 in connection with Section 71a of the German Stock Corporation Act provides that the granting of guarantees and/or security by a partnership limited by shares which serve the purpose of supporting the acquisition of shares in such partnership limited by shares is prohibited. However, Section 278 para 3 in connection with Section 71a para 1 of the German Stock Corporation Act expressly stipulates that this prohibition is not applicable to guarantees and/or security granted while a domination agreement or profit transfer agreement exists between the partnership limited by shares and the entity on whose instructions the guarantee and/or security is granted. Nonetheless, it is still conceivable that the granting of guarantees and/or security by SIG Euro Holding AG & Co. KGaA and by affiliated companies (especially subsidiaries) of SIG Euro Holding AG & Co. KGaA to support the acquisition of shares in such partnership limited by shares could violate Section 278 para 3 in connection with Section 71a of the German Stock Corporation Act, in which case such guarantees and security would be void and unenforceable or subject to a redemption claim against the beneficiary, if the instructions given to SIG Euro Holding AG & Co. KGaA by the dominating entities to grant such guarantees and/or security constituted an unjustified and extreme infringement of SIG Euro Holding AG & Co. KGaA’s own corporate interests and thus do not fall within the scope of benefits granted on the basis of legitimate instructions.

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Recognition of the Laws of New York in German Proceedings

Although the choice of the laws of New York to govern the guarantees would be recognized by the competent courts of the Federal Republic of Germany, in case of a dispute before a German court, the German court would only recognize the substantive laws of New York and would apply the laws of the Federal Republic of Germany with respect to procedural matters. Further, a German court may refuse to apply and/or to enforce provisions governed by the laws of New York (as they apply to the guarantees) if the respective provision is contrary to the German ordre public (public policy) or compulsory provisions under German law or if the law of another jurisdiction must be applied regardless of the chosen law. In addition, if a German court finds that the facts of the case have only been connected with a jurisdiction other than New York at the time of the choice of law, the court may still apply those provisions which cannot be derogated by contract according to the laws of that jurisdiction. Finally, a German court may not recognize the choice of laws of New York if, or to the extent it is determined that, the choice of laws of New York was made to evade mandatory provisions or public policy considerations of the laws of another jurisdiction.

Release of Security Interests Governed by German Law.

If the realizable value of the security package at any date after entering into the German law security documents permanently and not just temporarily exceeds 110% of the amount of the secured obligations, such excessive part of the security must, on request of the respective security provider, be released, which would not affect the validity or enforceability of the remaining security. A security provider will be deemed to have a claim for release of the excess security even if the relevant documents do not expressively provide for release provisions. For practical purposes, such claim is commonly triggered if the market value of the encumbered assets exceeds the amount of the secured obligations by 50%.

Other Local Law Considerations

The beneficial owners of the senior secured notes from time to time will not be party to any of the security documents. Therefore, in Germany, there are risks regarding the enforceability of the security interests granted by the note guarantors in favor of the noteholders. In order to mitigate the risk, the collateral agent will enter into an abstract acknowledgement of indebtedness agreement and a parallel debt undertaking pursuant to which the collateral agent will become the holder of the secured claims equal to the principal amount of the notes plus certain other amounts for the benefit of the trustee and the holders of the notes. Accordingly, the rights of the holders will not be directly secured by the pledges of the collateral, but through this parallel claim. This parallel claim will be acknowledged by the applicable grantor by way of an abstract acknowledgement of indebtedness or a parallel debt undertaking to the collateral agent. The abstract acknowledgement of debt and parallel debt undertaking secures the notes and the collateral secures claims under the abstract acknowledgement of debt and parallel debt undertaking. There is uncertainty as to the enforceability of this procedure in Germany. This procedure has not yet been tested under German law, and we cannot assure you that it will eliminate or mitigate the risk of unenforceability posed by German law.

In order to create valid security interests over assets expressed to be subject to security interests under German law:

•	the relevant company must be notified of the pledges over shares and partnership interests;

•	pledges over the shares in SIG Euro Holding AG & Co. KGaA require delivery of the share certificates to the collateral agent;

•	the relevant account bank must be notified of the pledges over bank accounts;

•	the notification/consent of the relevant insurer is required for the assignment of insurance receivables; and

•	the land charges and the deeds for submission to immediate enforcement (Unterwerfung unter die sofortige Zwangsvollstreckung) must be registered in the competent land register (Grundbuch).

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Any enforceable copy (vollstreckbare Ausfertigung) that has been issued before an existing land charge has been assigned to the collateral agent has to be transcribed (umgeschrieben) in favour of the collateral agent before the existing deeds for submission to immediate enforcement (Unterwerfung unter die sofortige Zwangsvollstreckung) can be enforced.

Guernsey

One of the guarantors is incorporated under the laws of the Island of Guernsey. Therefore, any insolvency proceedings by or against such guarantor may be initiated in Guernsey and based on Guernsey insolvency laws. The insolvency laws of Guernsey are different from the insolvency laws of other jurisdictions, and this may limit your ability to recover payments on the notes to an extent exceeding the limitations arising under other insolvency laws.

Under Guernsey law, a guarantee can be avoided if there is no commercial benefit to the guarantor in issuing it. The directors of the Guernsey guarantor believe that the issue of the guarantees and the provision of security by the Guernsey guarantor are of commercial benefit to such guarantor. However, there can be no assurance that the issue of the guarantees or the provision of security will not be challenged by a liquidator, administrator or creditor, or that a court would support the directors’ commercial benefit analysis.

Under Guernsey customary law, if it can be shown that the granting of a guarantee was made at the time the guarantor was insolvent or that the guarantor became insolvent as a result of the guarantee, any person prejudiced by the guarantee may apply to the Royal Court of Guernsey to set the guarantee aside as a transaction defrauding creditors. This provision of Guernsey customary law may, in certain circumstances, be used by any person who claims to be the victim of the transaction, not only liquidators. If a court were to find that the granting of the guarantee constituted a transaction defrauding creditors, the court may make such orders as it thinks fit to protect the interests of those creditors and to restore the guarantor’s position to what it would have been if the transaction had not been entered into, including by voiding the guarantee. There is not yet decisive case law as to what, if any, time limit there is on such a challenge.

Furthermore, if the Royal Court of Guernsey was asked to enforce a guarantee against the Guernsey guarantor, the Guernsey guarantor might be able to claim certain rights under Guernsey law, known as the “droit de division” and the “droit de discussion”, being respectively a right to require that any liability of the Guernsey guarantor be divided or apportioned with another person or persons and a right to require that the assets of the principal obligor (or any other person) be exhausted before any claim is enforced against the Guernsey guarantor unless the Guernsey guarantor has agreed to waive such rights. It is intended that the Guernsey guarantor will waive its rights under the “droit de division” and the “droit de discussion” under the indentures governing the senior secured notes.

Under Guernsey law, if the business of a company is carried on with intent to defraud creditors or for any fraudulent purpose, every person who is knowingly a party to the carrying on of the business in that manner is guilty of an offence. Civil liability can also arise where in the course of winding up a company it appears that the business of the company had been carried on with intent to defraud creditors. In that instance the Royal Court of Guernsey on application of a creditor, member, liquidator or administrator can declare that any person who was knowingly a party to the carrying on of the business in such manner is liable to make a contribution to the company’s assets.

If in the course of an insolvent winding up of a Guernsey company it appears that at some time before the commencement of the winding up a director knew or ought to have concluded that there was no reasonable prospect of the company avoiding going into insolvent liquidation, the Royal Court of Guernsey on the application of the liquidator or any creditor or member of the company can declare that person is liable to make such contribution to the company’s assets as the Court thinks proper.

If in the course of the winding up of a company it appears that any business of the company has been carried on with intent to defraud creditors (whether of the company or of any other person), or for any fraudulent purpose the Royal Court of Guernsey, on the application of the liquidator, administrator or any creditor or member of the company may declare that any persons who were knowingly parties to the carrying

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on of the business in such manner are liable to make such contributions to the company’s assets as the Court thinks proper.

In Guernsey, if a liquidator can show that a company has given a “preference” to any person after the commencement of a period of six months prior to the onset of liquidation proceedings (or two years if the preference is to a connected person) and at the time of giving the preference such company was unable to pay its debts or became as a result of giving the preference unable to pay its debts, the Royal Court of Guernsey may make such order as it thinks fit for restoring the position to what it would have been if the company had not given the preference. A company is deemed to have given a preference to a person if that person is either one of the company’s creditors or a surety or guarantor for any of the company’s debts or liabilities, and the company does anything or permits anything to be done which improves that person’s position in the company’s liquidation. The Royal Court of Guernsey may not make an order regarding a preferential transaction unless it is satisfied that the company was influenced in deciding to give the preference by a desire to put that person in a better position in the company’s liquidation, save where the person given a preference is connected with the company where such desire is presumed unless the contrary is shown. If the Royal Court of Guernsey finds that the guarantees are preferences, it has wide powers for restoring the position of the guarantor to what it would have been if that preference had not been given, which could include reducing payments under the guarantees. However, there is protection for a third party who enters into a preferential transaction in good faith, for value and without notice.

Under Guernsey law, parties may choose the laws of a foreign jurisdiction as the governing law of a guarantee so long as that choice is legal and bona fide. Under the indentures, the Guernsey guarantors have submitted to the jurisdiction of the courts of New York. A judgment of a New York court should be enforceable in Guernsey in accordance with the common law rules of private international law relating to the enforcement of foreign judgments, subject to certain qualifications more specifically set out in the section “Enforcement of Civil Liabilities — Guernsey.”

Insolvency Proceedings

Under Guernsey law there are two substantive types of insolvency proceedings relating to non-cellular companies, namely administration and winding up proceedings.

Administration

An administration order may be made in respect of a Guernsey company if the Royal Court of Guernsey (the “Court”) is satisfied that a company does not satisfy or is likely to become unable to satisfy the “solvency test” prescribed by The Companies (Guernsey) Law, 2008 (as amended) and considers that the making of an administration order may achieve either:

•	the survival of the company, and the whole or any part of its undertaking, as a going concern; or

•	a more advantageous realization of the company’s assets than would be effected on a winding up.

An administration order may be applied for by a company itself, the directors of the company, any member of the company, any creditor of the company, the Guernsey Financial Services Commission in respect of supervised companies and companies engaged in financial services business or, in the case of a company in respect of which the Court has made an order for winding up or which has passed a resolution for voluntary winding up, a liquidator.

In the period between the presentation of the application for an administration order and ending with the making of an order or the dismissal of the application:

•	no resolution may be passed or order made for the company’s winding up; and

•	no proceedings may be commenced or continued against the company except with the leave of the Court and subject to such terms and conditions as the Court may impose. However, a creditor’s rights of set-off and security interests created pursuant to the Security Interests (Guernsey) Law, 1993 and rights of enforcement thereof are unaffected and may be exercised without the leave of the Court.

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However, the leave of the Court is not required for the presentation of an application for the company’s winding up in that period.

Following an administration order and during the period for which the order is in force, the affairs, business and property of a company are managed by an administrator appointed by the Court, and no resolution may be passed or order made for the company’s winding up and no proceedings may be commenced or continued against the company except with the consent of the administrator or the leave of the Court and subject to such terms and conditions as the Court may impose. However, a creditor’s rights of set-off and security interests created pursuant to the Security Interests (Guernsey) Law, 1993, and rights of enforcement thereof are unaffected.

Winding Up

A Guernsey company may be wound up voluntarily if:

•	the period (if any) fixed by its memorandum or articles of incorporation for the duration of the company expires, provided that the company passes an ordinary resolution that it be wound up voluntarily; or

•	an event (if any) occurs on the occurrence of which the memorandum or articles of incorporation of the company provide that the company must be dissolved, provided that the company passes an ordinary resolution that it be wound up voluntarily; or

•	if the company passes a special resolution that it be wound up voluntarily.

From the commencement of a voluntary winding up (upon the passing of the resolution for voluntary winding up), the company must cease to carry on business, except insofar as may be expedient for the beneficial winding up of the company. The company, however, continues in existence until dissolution.

A company may be compulsorily wound up by the Court if the company, inter alia: has by special resolution resolved that it be wound up by the Court; has not commenced business within one year beginning on the date of its incorporation; suspends business for a whole year; has no members; or is unable to pay its debts. For this purpose, a company is deemed to be unable to pay its debts if a creditor to whom the company owes a sum exceeding £750 serves on the company through the office of H.M. Sergeant at the company’s registered office a written demand for payment (commonly called a “statutory demand”), and the company, for a period of 21 days immediately following the date of service of the statutory demand, fails to pay the sum or to secure payment to the reasonable satisfaction of the creditor; or if it is proved to the satisfaction of the Court that the company fails to satisfy the solvency test as prescribed by The Companies (Guernsey) Law, 2008, as amended.

Arrangements can be entered into by a Guernsey company which is being voluntarily wound up with its creditors to delegate to its creditors the right to appoint a liquidator. Any arrangement entered into between a company and its creditors, subject to a right of appeal, is binding if sanctioned by a special resolution of the company and by 75% in number and value of its creditors. However, a creditor or shareholder of a company which has entered into such an arrangement may, within 21 days beginning on the date of the completion of the arrangement, apply to the Court for an order that the arrangement be set aside. The Court may make such order as it thinks fit for the setting aside, amendment, variation or confirmation of the arrangement.

On the making of an application for the compulsory winding up of a company or at any time thereafter, any creditor of the company may apply to the Court for an order restraining, on such terms and conditions as the Court thinks fit, any action or proceeding pending against the company; or appointing a provisional liquidator to ascertain the company’s assets and liabilities, manage its affairs and do all acts authorized by the Court.

Hungary

Some of the guarantors are organized under the laws of Hungary. In the event of insolvency, insolvency proceedings may, therefore, be initiated in Hungary. In such cases the main proceeding would be governed by

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Hungarian law. The insolvency laws of Hungary may substantially differ from the laws of other countries and may not be as favorable to your interests or even preclude your interests as creditors as the insolvency laws of other jurisdictions, including priority of creditors, enforceability of security interests and the duration of the insolvency proceedings, and therefore may limit your ability to recover payments due on the notes to an extent exceeding the limitations arising under other insolvency laws.

Under Hungarian law, there are two types of insolvency proceedings, these are the bankruptcy and liquidation proceedings. These proceedings are regulated by Act XLIX of 1991 on Bankruptcy and Liquidation Proceedings (the “Bankruptcy Act”).

Bankruptcy Proceedings

The purpose of the bankruptcy procedure is to reorganise the debts of the debtor company in order to enable it to continue its business operations. Both directors and creditors of the company are entitled to file a petition for bankruptcy proceedings at court, pursuant to which an automatic 90 days moratorium is granted, resulting in the temporary suspension of its payment obligations. During the moratorium the company may only fulfil its certain privileged payment obligations (e.g. payment of wages). The moratorium may be extended to 365 days with the consent of the creditors. In the bankruptcy procedure the company may reach a composition with its creditors. The composition scheme will be compulsory for, and could be enforced against all creditors of the debtor company, even if not all of the creditors have consented to it, subject to the necessary ratio of creditors consenting to such composition scheme. In bankruptcy proceedings, creditors may compromise their rights (for example, by extending the repayment date, write-off a part of their claims, converting some of it to equity, or converting cash pay interest into payment in kind interest). The composition scheme is deemed as agreed if (i) a simple majority of the secured creditors and (ii) a simple majority of the unsecured creditors give their consent thereto.

Liquidation Proceedings

Liquidation proceedings means proceedings initiated by a creditor of the company or by the debtor company itself, in a situation where the company is insolvent and unable to perform its financial obligation. In addition to the foregoing, liquidation procedure may also be initiated by the court. Liquidation proceedings ends by the dissolution of the debtor company and the sale proceeds of the debtor’s assets are distributed between its creditors in accordance with the waterfall set out in the Bankruptcy Act. In case of liquidation proceedings, the management and the shareholders are effectively displaced by the court appointed liquidator.

Limitations Arising from Insolvency Law

Your interests as creditors are subject to any limitations arising from insolvency, liquidation, bankruptcy, moratorium, reorganisation, enforcement (such as the Bankruptcy Act, V of 2006 on Public Company Information, Company Registration and Winding-up Proceedings, LIII of 1994 on the Execution of Judicial Decisions and Council Regulation (EC) No. 1346/2000 of 29 May 2000 on insolvency proceedings) and similar laws affecting the rights of creditors or secured creditors generally.

•	Under the term of the moratorium granted in the bankruptcy procedure, no securities may be enforced against the assets of the debtor, except for the enforcement of certain security deposits.

•	Any creditor of an insolvent company or the liquidator has the right to challenge transactions concluded by such insolvent company which is of a type falling under any of the criteria set out under subparagraphs (i)-(iii) below. The persons referred to above have the right to challenge such transactions within 90 days from the date of becoming aware of the existence of such transactions, but in any event within one year from the date of publication of a court order relating to the commencement of the liquidation proceedings. The types of transactions open to challenge are the following:

(i) Contracts concluded or legal declarations made by the insolvent company within five years of the date preceding the date when a competent court received a petition for the initiation of liquidation

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proceedings or at any time thereafter, if such contract or legal declaration resulted in the decrease in the value of the insolvent company’s assets, and the intent of the insolvent company was to defraud any or all of the creditors, and the contracting party, or beneficiary of the legal declaration had or should have had knowledge of such intent;

(ii) Contracts concluded or legal declarations made by the insolvent company within two years of the date preceding the date when a competent court received a petition for the initiation of liquidation proceedings or at any time thereafter, if the subject matter of such contract or legal declaration is (A) a free asset transfer by the insolvent company; (B) an undertaking by the insolvent company in respect of its assets for no consideration; or (C) an arrangement resulting in an evidently disproportional benefit in value to the contracting party; and

(iii) Contracts concluded or legal declarations made by the insolvent company within ninety days of the date preceding the date when a competent court received a petition for the initiation of liquidation proceedings or at any time thereafter, if the subject matter of such contract or legal declaration is to grant preference to any one creditor, in particular an amendment of an existing contract for the benefit of such creditor, or provision of collateral to an unsecured creditor.

•	The liquidator, acting on behalf of the insolvent company, is entitled to seek to recover within the time periods referred to above, any service rendered by the insolvent company within 60 days of the date preceding the date when a competent court received a petition for the initiation of liquidation proceedings or at any time thereafter, if the provision of such service resulted in a preference to any one creditor and was not made in its normal course of business. In particular payment of a debt prior to its original maturity is considered as granting preference to a creditor.

•	The liquidator is entitled to terminate all agreements concluded by the company and is entitled to rescind from the agreements of the company where no service has been fulfilled by the parties.

•	The contractual subordination of claims will be binding between the relevant parties (in accordance with and subject to governing law) but will not be recognized by an insolvency officer (in the event of insolvency proceedings in the Republic of Hungary) or a court bailiff (in the event of court enforcement proceedings in the Republic of Hungary), who will be bound by the statutory order of payments and ranking of claims.

•	When a Hungarian company is under liquidation, the guarantees granted by the company may no longer be enforceable by the creditors; however, assets of the company are sold by the liquidator and the creditors may be entitled to the proceeds of such sale in the order set out in the applicable Hungarian insolvency laws.

•	When a Hungarian company is under liquidation, securities created over the assets of the company may no longer be enforceable by the creditors (except for most of the security deposits); however, assets of the company are sold by the liquidator and the creditors may be entitled to the proceeds of such sale.

•	It is uncertain whether the claims secured by any security interest established under a foreign law governed security document concluded in relation to an asset of the Hungarian guarantor located abroad (the “Foreign Security Document”) would enjoy any form of priority or whether the beneficiaries of such security interest would have a preferred secured creditor status under Hungarian law in case of liquidation of a Hungarian guarantor by virtue of such Foreign Security Document. Nevertheless, the Hungarian liquidator will need to observe the provisions laid down under Council Regulation (EC) No. 1346/2000 of 29 May 2000 on insolvency proceedings, in particular in respect of the assets of the Hungarian guarantor located in another EU Member State which are subject to a security interest created under the laws of another EU Member State, insofar as the opening of insolvency proceedings in an EU Member State will not affect security interests over assets situated in another EU Member State. Notwithstanding the above, we believe that with respect to security interests created over movable and immovable assets located in Hungary there is a risk that foreign law governed securities would be deemed invalid under Hungarian law, if respective Hungarian law requirements are not met (e.g., registration), and thus such security interests would not be enforceable against such assets. Please note that pursuant to Hungarian law,

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applicable Hungarian legal formalities must be met if the asset is located in Hungary upon the creation of the security interest.

Other Local Law Considerations

In order to create valid security interests over the assets expressed to be subject to a security interest created under Hungarian law,

(a) quota charge agreements have to be registered with the relevant court of registration;

(b) floating charge agreements and the fixed charge agreements must be incorporated into notarial deeds and have to be registered with the registry of charges;

(c) real estate mortgage agreements must be registered with the relevant land registry; and

(d) certain pledges over IP rights (e.g. trademarks) must be registered with the Hungarian Patent Office.

It is standard practice in the Republic of Hungary that the collateral agent or the security trustee, acting on behalf and representing the interests of the creditors, enters into the security documents as chargee, pledgee, mortgagee or beneficiary in lieu of the creditors themselves. In the lack of jurisprudence and governing case law it is uncertain as to whether the noteholders (other than the collateral agent) may formulate valid claims against a Hungarian guarantor under the security agreements directly if they are not parties to the relevant Hungarian security documents.

Pursuant to the parallel debt provisions, each guarantor undertakes to pay to the collateral agent, as a creditor in its own right and not as representative of the other noteholders and such payment obligations also form part of the secured obligations. Whilst, to the best of our knowledge, there has been no judicial decision on the point, there is a risk that the parallel debt provisions may be set aside for public policy reasons under the Hungarian law, on the basis that a Hungarian court may consider that the debt owed to the collateral agent pursuant to the parallel debt did not have an adequate legal title because it did not arise from any funds actually lent by the collateral agent and therefore any security for such parallel debt will not be valid in Hungary even if it is legal, valid and binding under the law by which it is expressed to be governed.

In order to mitigate the risks associated with the aforementioned two points, the Hungarian security documents stipulate for two different legal bases, based on which the collateral agent may rely on to enforce the security interests established under the Hungarian security documents. These are: (i) pursuant to the parallel debt provisions and (ii) acting as a collateral agent on the basis of a power of attorney granted by each of the noteholders prior to the occurrence of an enforcement event. Whilst the two different legal bases set out above are stipulated in the Hungarian security documents to ensure that at least one of the legal basis will be recognized by the Hungarian courts (to the extent that the validity of such legal basis was ever challenged by an interested party), in the absence of jurisprudence this is uncertain. For the avoidance of doubt, the discussion set out in these paragraphs relates to the enforcement of the Hungarian security documents only and not to any of the other security interests created under laws other than Hungarian law.

Japan

Some of the guarantors which are organized under the laws of Japan may have their business or office premises in Japan or have assets in Japan. Any insolvency proceedings by or against such guarantors may be initiated in Japan under Japanese insolvency laws. The insolvency laws of Japan may not be as favorable to your interests as creditors as the insolvency laws of other jurisdictions. As a result, your ability to recover payments due on the notes may be more limited in Japan than in other jurisdictions.

There are four statutory insolvency procedures in Japan: (i) bankruptcy (hasan) proceedings under the Bankruptcy Law, (ii) civil rehabilitation (minjisaisei) proceedings under the Civil Rehabilitation Law, (iii) corporate reorganization (kaishakosei) proceedings under the Corporate Reorganization Law, and (iv) special liquidation (tokubetsu Seisan) proceedings under the Companies Act, each of which is available to a Japanese joint stock company (kabushiki kaisha) (including Closure Systems International Holdings (Japan)

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KK and Closure Systems International Japan, Limited). The following sets out an overview of the respective insolvency procedures.

Bankruptcy (hasan) Proceedings

Bankruptcy proceedings against a company (including foreign companies which have their business or office premises in Japan or have assets in Japan) may be commenced if (i) a debtor is unable to pay its debts in due time (shiharai funo) or (ii) the amount of the debtor’s liabilities exceeds the aggregate amount of its assets (saimu choka). Bankruptcy proceedings will be commenced by an order of the court following a petition with the court by the debtor or its creditor. Upon the commencement of the proceedings, the directors of the debtor lose the authority to administer the assets of the debtor and a trustee (kanzai nin) who is appointed by the court will administer the assets of the debtor. Once the court orders the commencement of the proceedings, claims against the debtor that existed prior to the commencement of the proceedings may only be enforced through the proceedings (except for the secured claims). Creditors must file their claims with the court within a certain period of time (otherwise, in general, such creditors will not be entitled to any distributions from the debtor in respect of such claims). If the trustee admits such claims and other creditors do not make objections, the creditors will be entitled to a distribution pro rata to the admitted claims. If the trustee does not admit the claims, or other creditors make objections, the relevant creditor may file a petition with the court to determine whether or not to admit the claims. If the relevant creditor is not satisfied with the decision by the court in this regard, such creditor may file a formal lawsuit against the trustee or other creditors. The distributions to creditors shall be made pursuant to the order set out in the bankruptcy law. It should be noted that secured creditors may enforce their security outside the proceedings at any time. During the proceedings, the trustee may challenge certain transactions (including the provision of guarantee) if such transaction is entered into by the debtor with the knowledge to harm other creditors or if the provision of guarantee or repayment of debt is done with a knowledge that the debtor became unable to pay its debts or the commencement of the bankruptcy proceedings.

Civil Rehabilitation (minjisaisei) Proceedings

Civil Rehabilitation proceedings against a company (including foreign companies which have their business or office premises in Japan or have assets in Japan) may be commenced if there is a significant likelihood that (i) a debtor is unable to pay its debts in due time (shiharai funo) (ii) the amount of the debtor’s liabilities exceeds the aggregate amount of its assets (saimu choka), or (iii) the debtor will be unable to pay its liabilities when due without substantially impeding its ability to carry on its business. Civil Rehabilitation proceedings will be commenced by an order of the court following the petition with the court by the debtor or its creditor (the creditor may file a petition only in the case of (i) and (ii) above). Even after the commencement of the proceedings, the directors of the debtor normally continue to administer the assets of the debtor, although the supervisor (kantoku iin) is usually appointed by the court to supervise the debtor. Once the court orders the commencement of the proceedings, claims against the debtor that existed prior to the commencement of the proceedings may only be enforced through the proceedings (except for the secured claims). Creditors must file their claims with the court within a certain period of time (otherwise, in general, such creditors will not be entitled to any distributions from the debtor in respect of such claims). If the debtor admits such claims and other creditors do not make objections, the creditors will be entitled to a distribution pro rata to the admitted claims (which is subject to further changes under the civil rehabilitation plan). If the company does not admit the claims, or other creditors object, the relevant creditor may file a petition with the court to determine whether or not to admit claims. If the relevant creditor is not satisfied with the decision by the court in this regard, such creditor may file a formal lawsuit against the debtor or other creditors. The distributions to creditors shall be made pursuant to the civil rehabilitation plan which will be resolved by the creditors and approved by the court. It should be noted that secured creditors may enforce their security outside the proceedings at any time. During the proceedings, the supervisor (or civil rehabilitation trustee, if elected) may challenge certain transactions (including the provision of guarantee) if such transaction is entered into by the debtor with the knowledge to harm other creditors or if the provision of guarantee or repayment of debt is done with a knowledge that the debtor became unable to pay its debts or the commencement of the civil rehabilitation proceedings.

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Corporate Reorganization (kaisha kosei) Proceedings

Corporate Reorganization proceedings against a company (which only includes Japanese joint stock companies) may be commenced if there is a significant likelihood that (i) a debtor is unable to pay its debts in due time (shiharai funo), (ii) the amount of the debtors’ liabilities exceeds the aggregate amount of its assets (saimu choka) or (iii) the debtor will be unable to pay its liabilities when due without substantially impeding its ability to carry on its business. Corporate reorganization proceedings will be commenced by an order of the court following the petition by the debtor, the creditor(s) whose total amount of claims are 10% or more of the debtor company’s capital or the shareholder(s) who in total have 10% or more of the voting rights of the debtor company (the creditor(s) or the shareholder(s) may file a petition only in the case of (i) and (ii) above). Upon the commencement of the proceedings, the directors of the debtor usually lose the authority to administer the assets of the debtor and a trustee (kanzai nin) who is appointed by the court will administer the assets of the debtor. Creditors must file their claims with the court within a certain period of time (otherwise, in general, such creditors will not be entitled to any distribution from the debtor in respect of such claims). Once the court orders the commencement of the proceedings, claims against the debtor that existed prior to the commencement of the proceedings may only be enforced through the proceedings (including the secured claims). If the trustee admits such claims and other creditors do not object with respect to the claims, the creditors will be entitled to a distribution pro rata to each class of admitted claims (which is subject to further changes under the corporate reorganization plan). If the trustee does not admit such claims or other creditors make objections, the relevant creditor may file a petition with the court to determine whether or not to admit the claims. If the relevant creditor is not satisfied with the decision by the court in this regard, such creditor may file a formal lawsuit against the trustee or other creditors. The distributions to creditors shall be made pursuant to the corporate reorganization plan which will be resolved by each class of stakeholders (the secured creditors, creditors and shareholders (if the debtor company is not in excess of debt)) and approved by the court. Unlike other insolvency procedures, under corporate reorganization proceedings, secured creditors may not enforce their security outside the proceedings and distributions to the secured creditors shall be made pursuant to the corporate reorganization plan. During corporate reorganization proceedings, the trustee may challenge certain transactions (including the provision of guarantee) if such transaction is entered into by the debtor with the knowledge to harm other creditors or if the provision of guarantee or repayment of debt is done with a knowledge that the debtor became unable to pay its debts or the commencement of the civil rehabilitation proceedings.

Special Liquidation (tokubetsu Seisan) Proceedings

Special Liquidation proceedings against a company (which only includes Japanese joint stock companies) may be commenced if a debtor is already in liquidation and (i) it is found that there is a significant impediment to the liquidation proceedings or (ii) it is suspected that the company’s liabilities exceed its assets. Special Liquidation proceedings will be commenced by an order of the court following a petition by the creditor, the liquidator (usually a former director), the statutory auditor or the shareholder of the debtor. After the commencement of the proceedings, the liquidator of the debtor often continues to administer the assets of the debtor. Creditors must notify their claims with the debtor within a certain period of time (otherwise, in general, such creditors will not be entitled to any distributions from the debtor in respect of such claims). If the debtor and the respective creditor do not agree with the existence and/or amount of claim, such creditor may bring a lawsuit against the debtor. The distributions to creditors shall be made in proportion to the amount of their claims. It should be noted that secured creditors may enforce their security outside the proceedings at any time. A creditor may challenge certain transactions (including the provision of guarantee) if such transaction is entered into by the debtor with the knowledge to harm other creditors or if the provision of guarantee or repayment of debt is done with a knowledge that the debtor became unable to pay its debts or the commencement of the civil rehabilitation proceedings.

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Luxembourg

The Lux Issuer and some of the guarantors and security grantors are incorporated under the laws of the Grand Duchy of Luxembourg and there are assets located in Luxembourg which are subject to security interests.

Certain Insolvency Law Considerations

The Lux Issuer and some of the guarantors and security grantors are incorporated under the laws of the Grand Duchy of Luxembourg and have their registered offices in the Grand Duchy of Luxembourg (together the “Luxembourg Obligors”). Accordingly, Luxembourg courts should have, in principle, jurisdiction to open main insolvency proceedings with respect to these Luxembourg Obligors, as entities having their registered office and central administration (administration centrale) and centre of main interest (“COMI”), as used in the EC Regulation 1346/2000 of 29 May 2000 on insolvency proceedings (the “EU Regulation”), in the Grand Duchy of Luxembourg, such proceedings to be governed by Luxembourg insolvency laws. According to the EU Regulation, there is a rebuttable presumption that a company has its COMI in the jurisdiction in which it has the place of its registered office. As a result, there is a rebuttable presumption that the COMI of the Luxembourg Obligors is in the Grand Duchy of Luxembourg and consequently that any “main insolvency proceedings” (as defined in the EU Regulation) would be opened by a Luxembourg court and be governed by Luxembourg law.

However, the determination of where any of the Luxembourg Obligors has its COMI is a question of fact, which may change from time to time. Preamble 13 of the EU Insolvency Regulation states that the COMI of a debtor should correspond to the place where the debtor conducts the administration of its interests on a regular basis and “is therefore ascertainable by third parties.” In the Eurofood IFSC Limited decision by the European Court of Justice (“ECJ”), the ECJ restated the presumption in the EU Regulation that the place of a company’s registered office is presumed to be the company’s COMI and stated that the presumption can only be rebutted if “factors which are both objective and ascertainable by third parties enable it to be established that an actual situation exists which is different from that which locating it at the registered office is deemed to reflect.”

Under Luxembourg insolvency laws, the following types of proceedings (the “Insolvency Proceedings”) may be opened against such Luxembourg Obligors:

•	bankruptcy proceedings (faillite), the opening of which is initiated by the relevant guarantor, by any of its creditors or by Luxembourg courts ex officio. The managers/directors of the Luxembourg Obligors have the obligation to file for bankruptcy within one month in case it is in a state of cessation of payment (cessation de paiement).

Following such a request, the Luxembourg courts having jurisdiction may open bankruptcy proceedings, if the relevant guarantor (i) is in default of payment (cessation des paiements) and (ii) has lost its commercial creditworthiness (ébranlement de crédit).

If a court finds that these conditions are satisfied, it may also open ex officio bankruptcy proceedings, absent a request made by the relevant Luxembourg Obligor.

The main effects of such proceedings are (i) the suspension of all measures of enforcement against the relevant Luxembourg Obligor, except, subject to certain limited exceptions, for secured creditors and (ii) the payment of the Luxembourg Obligor’s creditors in accordance with their ranking upon the realization of the guarantor’s assets:

•	controlled management proceedings (gestion controlée), the opening of which may only be requested by the relevant Luxembourg Obligor and not by its creditors; and

•	composition proceedings (concordat préventif de faillite), the obtaining of which is requested by the relevant guarantor only after having received a prior consent from a majority of its creditors holding 75% at least of the claims against such Luxembourg Obligor. The obtaining of such composition proceedings will trigger a provisional stay on enforcement of claims by creditors.

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In addition to these proceedings, the ability of the holders of notes to receive payment on the notes may be affected by a decision of a court to grant a stay on payments (sursis de paiements) or to put the relevant guarantor into judicial liquidation (liquidation judiciaire). Judicial liquidation proceedings may be opened at the request of the public prosecutor against companies pursuing an activity violating criminal laws or that are in serious violation of the commercial code or of the laws governing commercial companies dated August 10, 1915, as amended (the “Companies Act”). The management of such liquidation proceedings will generally follow similar rules as those applicable to bankruptcy proceedings.

The Luxembourg Obligors’ liabilities in respect of the notes will, in the event of a liquidation of the Luxembourg Obligors following bankruptcy or judicial liquidation proceedings, rank after the cost of liquidation (including any debt incurred for the purpose of such liquidation) and those of the concerned obligor’s debts that are entitled to priority under Luxembourg law. For example, preferential debts under Luxembourg law include, among others:

•	certain amounts owed to the Luxembourg Revenue;

•	value-added tax and other taxes and duties owed to the Luxembourg Customs and Excise;

•	social security contributions; and

•	remuneration owed to employees.

For the avoidance of doubt, the above list is not exhaustive.

Assets in the form of shares or receivables over which a security interest has been granted and perfected will in principle not be available for distribution to unsecured creditors (except after enforcement and to the extent a surplus is realized), and subject to application of the relevant priority rule and liens and privileges arising mandatorily by law.

During insolvency proceedings, all enforcement measures by unsecured creditors are suspended. In the event of controlled management proceedings, the ability of secured creditors to enforce their security interest may also be limited, automatically causing the rights of secured creditors to be frozen until a final decision has been taken by the court as to the petition for controlled management, and may be affected thereafter by a reorganization order given by the relevant Luxembourg court subject to the exceptions under the Luxembourg Collateral Law as referred to below. A reorganization order requires the prior approval of more than 50% of the creditors representing more than 50% of the relevant guarantor’s liabilities in order to take effect.

Luxembourg insolvency laws may also affect transactions entered into or payments made by the guarantor during the period before bankruptcy, the so-called “suspect period” (periode suspecte), which is a maximum of six months, plus ten days, preceding the judgment declaring bankruptcy, except that in certain specific situations the court may set the start of the suspect period at an earlier date, if the bankruptcy judgment was preceded by another insolvency proceedings (e.g., a suspension of payments or controlled management proceedings) under Luxembourg law.

In particular:

•	pursuant to article 445 of the Luxembourg code of commerce, specified transactions (such as, in particular, the granting of a security interest for antecedent debts; the payment of debts which have not fallen due, whether payment is made in cash or by way of assignment, sale, set-off or by any other means; the payment of debts which have fallen due by any means other than in cash or by bill of exchange; the sale of assets or entering into transactions generally without consideration or with substantially inadequate consideration) entered into during the suspect period (or the ten days preceding it) will be set aside or declared null and void, if so requested by the insolvency receiver; article 445 does not apply for financial collateral arrangements and set-off arrangements subject to the Luxembourg law of August 5, 2005 on financial collateral arrangements as amended (the “Luxembourg Collateral Law”), such as Luxembourg law pledges over shares or receivables.

•	pursuant to article 446 of the Luxembourg code of commerce, payments made for matured debts, as well as other transactions concluded for consideration during the suspect period, are subject to

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cancellation by the court upon proceedings instituted by the insolvency receiver if they were concluded with the knowledge of the bankrupt’s cessation of payments; article 446 does not apply for financial collateral arrangements and set-off arrangements subject to the Collateral Law, such as Luxembourg law pledges over shares or receivables.

•	regardless of the suspect period, article 448 of the Luxembourg Code of Commerce and article 1167 of the Luxembourg Civil Code (action paulienne) give any creditor the right to challenge any fraudulent payments and transactions made prior to the bankruptcy.

The Luxembourg Collateral Law provides that with the exception of the provisions of the Luxembourg law of December 8, 2000 on over-indebtedness (which only apply to natural persons), the provisions of Book III, Title XVII of the Luxembourg Civil Code, of Book 1, Title VIII and of Book III of the Luxembourg Commercial Code and national or foreign provisions governing reorganization measures, winding-up proceedings or other similar proceedings and attachments or other measures referred to in article 19(b) of the Luxembourg Collateral Law are not applicable to financial collateral arrangements (such as Luxembourg pledges over shares or receivables) and shall not constitute an obstacle to the enforcement and to the performance by the parties of their obligations. Certain preferred creditors of a Luxembourg company (including the Luxembourg tax, social security and other authorities) may have a privilege that ranks senior to the rights of the secured or unsecured creditors.

Security Interests Considerations

According to Luxembourg conflict of law rules, the courts in Luxembourg will generally apply the lex rei sitae or lex situs (the law of the place where the assets or subject matter of the pledge or security interest is situated) in relation to the creation, perfection and enforcement of security interests over such assets. As a consequence, Luxembourg law will apply in relation to the creation, perfection and enforcement of security interests over assets located or deemed to be located in Luxembourg, such as registered shares in Luxembourg companies, bank accounts held with a Luxembourg bank, receivables/claims governed by Luxembourg law and/or having debtors located in Luxembourg, tangible assets located in Luxembourg, securities which are held through an account located in Luxembourg, bearer securities physically located in Luxembourg, etc.

If there are assets located or deemed to be located in Luxembourg, the security interests over such assets will be governed by Luxembourg law and must be created, perfected and enforced in accordance with Luxembourg law. The Luxembourg Collateral Law governs the creation, validity, perfection and enforcement of pledges over shares, bank accounts and receivables located or deemed to be located in Luxembourg.

Under the Luxembourg Collateral Law, the perfection of security interests depends on certain registration, notification and acceptance requirements. A share pledge agreement must be (i) acknowledged and accepted by the company which has issued the shares (subject to the security interest) and (ii) registered in the shareholders’ register of such company. If future shares are pledged, the perfection of such pledge will require additional registration in the shareholders’ register of such company. A pledge over receivables becomes enforceable against the debtor of the receivables and third parties from the moment when the agreement pursuant to which the pledge was created is entered into between the pledgor and the pledgee. However, if the debtor has not been notified of the pledge or if he did not otherwise acquire knowledge of the pledge, he will be validly discharged if he pays the pledgor. A bank account pledge agreement must be notified to and accepted by the account bank. In addition, the account bank has to waive any pre-existing security interests and other rights in respect of the relevant account. If (future) bank accounts are pledged, the perfection of such pledge will require additional notification to, acceptance and waiver by the account bank. Until such registrations, notifications and acceptances occur, the pledge agreements are not effective and perfected against the debtors, the account banks and other third parties.

Article 11 of the Luxembourg Collateral Law sets out the following enforcement remedies available upon the occurrence of an enforcement event:

•	direct appropriation of the pledged assets at (i) a value determined in accordance with a valuation method agreed upon by the parties or (ii) the listing price of the pledged assets;

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•	sale of the pledged assets (i) in a private transaction at commercially reasonable terms (conditions commerciales normales), (ii) by a public sale at the stock exchange, or (iii) by way of a public auction;

•	court allocation of the pledged assets to the pledgee in discharge of the secured obligations following a valuation made by a court-appointed expert; or

•	set-off between the secured obligations and the pledged assets.

As the Luxembourg Collateral Law does not provide any specific time periods and depending on (i) the method chosen, (ii) the valuation of the pledged assets, (iii) any possible recourses, and (iv) the possible need to involve third parties, such as, e.g., courts, stock exchanges and appraisers, the enforcement of the security interests might be substantially delayed.

Foreign law governed security interests and the powers of any receivers/administrators may not be enforceable in respect of assets located or deemed to be located in Luxembourg. Security interests/arrangements, which are not expressly recognized under Luxembourg law and the powers of any receivers/administrators might not be recognized or enforced by the Luxembourg courts, in particular where the Luxembourg security grantor becomes subject to Luxembourg Insolvency Proceedings or where the Luxembourg courts otherwise have jurisdiction because of the actual or deemed location of the relevant rights or assets, except if “main insolvency proceedings” (as defined in the EU Regulation) are opened under Luxembourg law and such security interests/arrangements constitute rights in rem over assets located in another Member State in which the EU Regulation applies, and in accordance of article 5 of the EU Regulation.

The perfection of the security interests created pursuant to the pledge agreements does not prevent any third party creditor from seeking attachment or execution against the assets, which are subject to the security interests created under the pledge agreements, to satisfy their unpaid claims against the pledgor. Such creditor may seek the forced sale of the assets of the pledgors through court proceedings, although the beneficiaries of the pledges will in principle remain entitled to priority over the proceeds of such sale (subject to preferred rights by operation of law).

Under Luxembourg law, certain creditors of an insolvent party have rights to preferred payments arising by operation of law, some of which may, under certain circumstances, supersede the rights to payment of secured or unsecured creditors, and most of which are undisclosed preferences (privilèges occultes). This includes in particular the rights relating to fees and costs of the insolvency official as well as any legal costs, the rights of employees to certain amounts of salary, and the rights of the Treasury and certain assimilated parties (namely social security bodies), which preferences may extend to all or part of the assets of the insolvent party. This general privilege takes in principle precedence over the privilege of a pledgee in respect of pledged assets.

Intra-group Guarantees

Entities incorporated in Luxembourg have granted security interests and guarantees in order to secure, inter alia, the obligations under the notes.

The granting of cross- or up-stream security interests and guarantees by a Luxembourg company in order to secure the obligations of other entities may raise some corporate benefit issues, in particular in relation to the corporate interest of the Luxembourg company having to provide such security interests/guarantees. A Luxembourg company must act for its own benefit (spécialité légale) and in its own corporate interest. It cannot ultimately be excluded that granting of security interest/guarantee, which would be considered by a Luxembourg court as made in the absence of corporate interest, be declared void on the ground of illegal cause (cause illicite). Following the French supreme court case law, to which Luxembourg courts might turn, a Luxembourg entity could find a benefit and a corporate interest in granting security interests and guarantees for the obligations of other group entities if certain conditions are met. Whether an action is in the corporate interest of a company is a matter of fact not a legal issue. The directors/managers of a company are those who are able to assess whether such company has a corporate benefit and interest in granting cross- or up-stream security interests or guarantees. In the present transaction, the directors/managers of all the Luxembourg

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entities granting security and/or guarantees in favor of other group entities have expressly declared that the granting of cross- and up-stream securities by their respective company is in its best corporate benefit and interest. It is further commonly considered that down-stream guarantees and security interests do not raise corporate benefit issues. In addition, the transaction documents, as approved in the corporate decisions to be taken by the directors/managers of all the Luxembourg entities granting security and/or guarantees in favor of other group entities are including a guarantee limitation wording which is likely to limit such risk.

Financial Assistance

Any guarantees granted by Luxembourg entities, which constitute breach of the provisions on financial assistance as defined by article 49-6 of the Luxembourg Company Law or any other similar provisions (to the extent applicable, as at the date of this prospectus, to a Luxembourg entity having the form of a private limited liability company) (together the “Financial Assistance Provisions”) might not be enforceable.

The guarantee and pledge agreements entered into by the Luxembourg entities provide that the obligations which would come into the scope of the Financial Assistance Provisions will not be guaranteed by such guarantees and pledges.

Registration in Luxembourg

The registration of the notes, the security interest agreements, the indentures, the guarantees and the transaction documents (and any document in connection therewith) with the Administration de l’Enregistrement et des Domaines in Luxembourg may be required in the case of legal proceedings before Luxembourg courts or in the case that the notes, the security interest agreements, the indentures, the guarantees and the transaction documents (and any document in connection therewith) must be produced before an official Luxembourg authority (autorité constituée). In such case, either a nominal registration duty or an ad valorem duty (or, for instance, 0.24% of the amount of the payment obligation mentioned in the document so registered) will be payable depending on the nature of the document to be registered. No ad valorem duty is payable in respect of security interest agreements, which are subject to the Luxembourg Collateral law.

The Luxembourg courts or the official Luxembourg authority may require that the notes, the security interest agreements, the indentures, the guarantees and the transaction documents (and any document in connection therewith) and any judgment obtained in a foreign court be translated into French or German.

Mexico

Some of the guarantors are organized under the laws of Mexico. In the event of insolvency, insolvency proceedings may, therefore, be initiated in Mexico. Mexican law would then govern those proceedings. The insolvency laws of Mexico may not be as favorable to your interests — or may even preclude your interests as creditors — as the insolvency laws of other jurisdictions, including in respect of priority of creditors, the enforceability of securities, the ability to obtain post-petition interest and the duration of the insolvency proceedings, and hence may limit your ability to recover payments due on the notes to an extent exceeding the limitations arising under other insolvency laws.

The Mexican insolvency law (Ley de Concursos Mercantiles) contemplates a single proceeding for reorganization (concurso mercantil) and bankruptcy (quiebra) with two successive stages: the first stage, known as the “mediation” stage, is compulsory and is designed to reorganize the insolvent entity, and the second stage, known as the “bankruptcy” stage, provides for the bankruptcy and liquidation of the insolvent entity.

In Mexico, a person will be declared insolvent when it generally fails to pay its obligations as and when they become due. Insolvency of a person will be adjudicated upon the request of the insolvent entity, the Mexican attorney general’s office or any creditor of the insolvent entity when (a) the insolvent entity has defaulted in its payment obligations with two or more creditors and (b) when, on the date of such request, (i) 35% or more of such obligations have been delinquent for more than 30 days; and/or (ii) the insolvent

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entity does not have sufficient liquid assets (namely, cash and cash equivalents, such as bank deposits and other receivables with a maturity of no more than 90 days, or securities that may be sold within 30 days, in each case, from the date of filing of the insolvency request) to pay at least 80% of its due and payable obligations on the date of filing of the insolvency request. If the insolvency request is filed voluntarily by the insolvent entity, only one of the conditions described in items (i) and (ii) of clause (b) above would have to be satisfied. If the insolvency request is filed by the attorney general’s office or any creditor of the insolvent entity, both conditions described in items (i) and (ii) of clause (b) above would have to be satisfied. An insolvency presumption will exist with respect to any person or entity when, inter alia, its assets for attachment in aid of execution of a judgment or claim are insufficient; it has failed to pay two or more creditors; or it has participated in fraudulent or fictitious acts to avoid payment to creditors.

Upon filing of a petition for a judgment declaring insolvency, the court will instruct the Federal Institute of Insolvency Specialists (Instituto Federal de Especialistas de Concursos Mercantiles) to appoint an inspector (visitador) to visit the entity presumed to be insolvent. The inspector will then issue an opinion regarding the commercial entity’s insolvency, which will enable the court to issue a judicial resolution declaring the legal insolvency of such person. Following the issuance of such insolvency judgment, the Federal Institute of Insolvency Specialists will designate and appoint a mediator (conciliador) who will facilitate the negotiations between the insolvent entity and its creditors in order to reach a creditors’ agreement. The issuance of the insolvency judgment and the appointment of the mediator will initiate the “mediation” stage of the insolvency proceeding. The insolvency proceeding in Mexico is at all times court controlled, and upon receipt of an insolvency petition, the insolvency court may take preliminary measures (providencias precautorias) to secure the property of the insolvent entity.

During the “mediation” stage, the insolvent entity and those creditors that have been recognized within the insolvency proceeding as creditors of the insolvent entity would negotiate an agreement with respect to the payment of the outstanding obligations of the insolvent entity. In order for such creditors’ agreement to become effective and binding, it must be entered into between the insolvent entity and those recognized creditors holding title to more than 50% of the sum of (i) the amount of all unsecured claims of all unsecured recognized creditors of the insolvent entity, and (ii) the amount of all secured claims of those secured recognized creditors that enter into such creditors’ agreement. The creditors’ agreement would then have to be approved by the insolvency court. A secured claim under the Mexican insolvency law is considered to be a claim secured under a pledge or a mortgage or otherwise benefiting from any other form of statutory privilege or priority of payment.

Under the Mexican insolvency statute, the creditors’ agreement would be deemed entered into by an unsecured recognized creditor (whether or not such creditor actually enters into the agreement) if the agreement expressly contemplates (a) the payment of all amounts due and payable to such creditor on the date of the respective insolvency judgment converted to Unidades de Inversión, (b) the payment of all amounts that would become due and payable to such creditor from the date of the insolvency judgment until the date of approval of the creditors’ agreement by the insolvency court, which would be converted into Unidades de Inversión on the date such amounts become due and payable, and (c) the payment of all amounts that would become due and payable to such creditor after the date of approval of the creditors’ agreement, also converted into Unidades de Inversión on the date such amounts become due and payable.

The creditors’ agreement could also provide, with respect to any unsecured recognized creditors that are not a party to such agreement, (i) a stay of such creditors’ claim (with a capitalization of ordinary interest), but only to the extent the term of such stay is at least equal to the shortest stay assumed by those unsecured creditors that are a party to the creditors’ agreement and whose claims amount to 30% of all aggregate recognized claims, (ii) a write-off of such creditors’ claim, but only to the extent such write-off is at least equal to the lowest write-off assumed by those unsecured creditors that are a party to the creditors’ agreement whose claims amount to 30% of all aggregate recognized claims, or (iii) a combination of a stay and a write-off of such creditors’ claim, to the extent it is identical to the combinations accepted by those unsecured creditors that are a party to the creditors’ agreement whose claims amount to 30% of all aggregate recognized claims.

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Secured recognized creditors that do not become a party to the creditors’ agreement may commence or continue foreclosure of their respective collateral; unless, the creditors’ agreement contemplates the payment of their respective claims or the payment of the price of the properties constituting such collateral. In this case, any excess with respect to the value of such properties would be deemed an unsecured claim for purposes of the insolvency proceeding.

At the request of the insolvent entity, if the “mediation stage” expires without the filing of an approved creditors’ agreement before the insolvency court or at the request of the mediator, the insolvency court would be required to issue a judgment declaring the bankruptcy of the insolvent entity. Upon such declaration of bankruptcy, the insolvency court would appoint a receiver (síndico) that would be charged with the management of the insolvent entity until its liquidation. The receiver would carry out the liquidation of the insolvent entity through the sale of its assets, in accordance with certain preset rules and conditions. The proceeds obtained from the liquidation of the assets of the insolvent entity would be applied by the receiver to make payments to creditors in the following order of priority:

•	first, payment of labor claims for salaries and severance for the two calendar years preceding the insolvency judgment;

•	second, payments to secured creditors (including costs and expenses relating to foreclosure and the enforcement of their respective rights), but only to the extent of the value of their respective collateral;

•	third, payment of liabilities and obligations of the estate of the insolvent entity (i.e., management costs, fees and expenses incurred after the insolvency judgment);

•	fourth, payment of litigation costs and expenses, and fees and expenses of the inspector, the mediator and any appointed receivers;

•	fifth, payment of other labor claims and tax claims;

•	sixth, payments to other creditors that qualify as “privileged” under Mexican commercial laws (e.g., creditors that are entitled to retain an asset until payment is made), but only to the extent of the value of the respective privilege; and

•	seventh, payments to unsecured creditors.

Generally, the issuance of an insolvency judgment may affect the enforceability of the guarantees granted by the Mexican guarantors and the security interests provided by such Mexican guarantors. On the date of an insolvency judgment issued against any of the Mexican guarantors, the obligations of such Mexican guarantor under the notes (i) would be converted into Mexican pesos at the exchange rate prevailing at the time of the insolvency judgment and then from Mexican pesos into Unidades de Inversión, a Mexican inflation-pegged accounting unit, and would not be adjusted to take into account any devaluation of the Mexican peso relative to the U.S. Dollar occurring after such conversion, (ii) would be subject to the outcome of, and priorities recognized in, the Mexican insolvency law, (iii) would cease to accrue interest from the date a reorganization proceeding is declared, and (iv) would be subject to certain statutory preferences including tax, social security and labor claims and claims of secured creditors.

Under Mexican law, the guarantees provide a basis for a direct claim against any Mexican guarantors; however, it is possible that the guarantees may not be enforceable under the Mexican insolvency law. While Mexican law does not prohibit the giving of guarantees and as a result does not prevent the guarantees of the notes from being valid, binding and enforceable against any Mexican guarantors, in the event that a Mexican guarantor becomes subject to an insolvency proceeding, the relevant guarantee may be deemed to have been a fraudulent transfer and declared void. Under the Mexican insolvency law, any action consummated by a Mexican guarantor prior to the date of an insolvency judgment will be deemed fraudulent when the Mexican guarantor is knowingly defrauding its creditors, and the third party participating in any such action had actual knowledge of such fraudulent intent. If the action is gratuitous, the action will be deemed fraudulent even if the third party had no actual knowledge of the fraudulent intent. Any action consummated by a Mexican guarantor at any time after the date that is 270 calendar days prior to the date of the applicable insolvency judgment (i) will be deemed fraudulent when, inter alia, (a) the Mexican guarantor receives no consideration,

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or the consideration received or paid by the Mexican guarantor, or the terms and conditions of the transaction, are clearly or materially below market, or (b) the Mexican guarantor makes a payment of indebtedness not yet due, or forgives receivables owed to it and (ii) will be presumed fraudulent, unless the interested third party proves that it was acting in good faith, when (a) the Mexican guarantor grants or increases collateral that was not originally contemplated and (b) the Mexican guarantor makes any payments in-kind that were not originally contemplated. In addition, certain transactions among related parties will also be deemed fraudulent and may be set aside by the insolvency court. In Mexico, the obligations of the Mexican guarantors would be considered to be ancillary obligations (obligaciones accesorias) to the principal obligations that they secure. If the principal obligations were to be declared null and void by the insolvency court, the ancillary obligations would also be considered to be null and void.

As regards the creation by any Mexican guarantor of a security interest through the transfer of collateral to a security trust (fideicomiso de garantía) in Mexico, under Mexican law such assets should not be considered to be assets of such Mexican guarantor, but rather assets held by the trustee under such security trust exclusively for the purposes set forth therein. If such Mexican guarantor were to become insolvent, the exercise of rights of the secured parties under the security trust may be substantially delayed and could be adversely affected by the ensuing insolvency proceeding.

Other Local Law Considerations

Under Mexican law, the implementation of a security trust or a floating lien pledge (prenda sin transmisión) to create a security interest requires compliance with certain formalities. In the case of a security trust, if the assets being transferred to the trustee as collateral consist of movable property which amount is equal to or greater than the Mexican peso equivalent of 250,000 unidades de inversion (a Mexican inflation-pegged accounting unit), the parties to the related security trust agreement are required to ratify their signatures in the presence of a Mexican notary public. If the assets being transferred to the trustee as collateral consist of real estate property, the agreement documenting such assignment would have to be granted in a public deed in the presence of a Mexican notary public, and such public deed would have to be recorded in the Public Registry of Property of the jurisdiction where such real estate property is located in order for such transfer to become effective before third parties.

Similarly, in the case of a floating lien pledge, the related floating lien pledge agreement is required to be documented in writing and, when the secured obligations equal or exceed the Mexican peso equivalent of 250,000 unidades de inversion, the parties thereto shall ratify their signatures in the presence of a Mexican notary public. The floating lien pledge agreement will become effective among the parties on the execution date thereof; provided that such agreement will only become effective before third parties after it has been recorded in the Public Registry of Commerce.

New Zealand

Certain Insolvency Law Considerations

Two of the guarantors are incorporated under the laws of New Zealand. In the event of the insolvency of a New Zealand Guarantor, insolvency proceedings would likely proceed under, and be governed by, New Zealand insolvency law. However, as one of the New Zealand Guarantors holds shares in certain Luxembourg incorporated companies and the other New Zealand Guarantor holds shares in an Australian incorporated company, it is possible that insolvency proceedings could proceed in those jurisdictions. Please see the insolvency law considerations for Luxembourg and Australia for more information.

To the extent that any of the guarantors not incorporated in New Zealand has a connection with New Zealand (such as holding assets located in New Zealand), it is possible that insolvency proceedings in respect of that guarantor could proceed in New Zealand under New Zealand law. However, whether a judgment of the New Zealand Courts in relation to the status of a company incorporated in another jurisdiction, or its assets located in another jurisdiction, will be recognized and capable of enforcement in that jurisdiction will depend on the conflict of laws rules applied by the courts of that other jurisdiction.

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New Zealand insolvency laws are different from the insolvency laws of other jurisdictions and this may limit your ability to recover payments due on the notes to an extent exceeding the limitations arising under other insolvency laws.

Liquidation

Liquidation involves the collection and realization of the assets of a company and the paying of creditors in a fixed order of priority from the proceeds of any realization.

All liquidations are commenced by the appointment of a liquidator. A liquidator can be appointed by a special resolution of shareholders, by the board of directors of the company, or by the Court on the application of the company, a director, a shareholder, a creditor, an administrator (see “Voluntary Administration” below) or the New Zealand Registrar of Companies. The Court may only appoint a liquidator if it is satisfied that (i) the company is unable to pay its debts; or (ii) the company has persistently or seriously failed to comply with the New Zealand Companies Act 1993; or (iii) the company does not comply with section 10 of the New Zealand Companies Act 1993 (which requires a company to have a name and at least one share, one shareholder and one director) or (iv) it is just and equitable that the company be put into liquidation.

The senior secured notes are guaranteed by the New Zealand Guarantors on a first ranking secured basis. In a liquidation of a New Zealand Guarantor, the claims of the holders of the senior secured notes would rank equally with the claims of the lenders under the Senior Secured Credit Facilities, and ahead of the claims of all unsecured and subordinated secured creditors of the New Zealand Guarantors (other than claims mandatorily preferred by New Zealand bankruptcy, insolvency and other laws of general application).

The senior notes are also guaranteed by the New Zealand Guarantors. In a liquidation of a New Zealand Guarantor, the claims of the holders of the senior notes would rank equally with claims of all other unsecured creditors of the New Zealand Guarantors (other than claims mandatorily preferred by New Zealand bankruptcy, insolvency and other laws of general application) but would rank after any secured indebtedness of the New Zealand Guarantors (including indebtedness outstanding under the senior secured notes and the Senior Secured Credit Facilities) to the extent of the value of the property securing such indebtedness.

Voluntary Administration

Voluntary administration is a procedure under the New Zealand Companies Act 1993 that aims to administer the affairs of a company that is, or may become, insolvent in a way that maximizes the chances of the company continuing in existence or, if that is not possible, in a way that results in a better return for the company’s creditors and shareholders than would result from an immediate liquidation. It commences on the appointment of an administrator, who may be appointed by the board of directors of the company, by a liquidator, by the Court or by a secured creditor holding a charge over the whole, or substantially the whole, of the company’s property. Voluntary administration imposes a moratorium which, subject to certain exceptions, prevents a secured creditor from enforcing its security or bringing proceedings against the company for the duration of the administration.

However, a secured creditor who holds a charge over the whole, or substantially the whole, of a New Zealand company’s property will not be constrained by the moratorium, provided it enforces its charge within 10 working days after receiving notice of the administration. In respect of each New Zealand Guarantor, under the New Zealand law security documents granted by the New Zealand Guarantor in favor of the applicable collateral agent (being The Bank of New York Mellon in respect of Reynolds Group Holdings Limited and Wilmington Trust (London) Limited in respect of Whakatane Mill Limited) (for the benefit of the holders of the senior secured notes and the other beneficiaries of the collateral), the collateral agent has security over all of the New Zealand Guarantor’s property so that the collateral agent would be able to take advantage of this exception to the moratorium provided that the collateral agent enforces the charge within the required time frame.

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Statutory Management

Statutory management is a procedure that may be imposed by the New Zealand Governor-General if a corporation is operating fraudulently or recklessly, or if it is considered desirable for the purpose of preserving the interests of the corporation’s shareholders, creditors or beneficiaries, or the public interest, or to enable the affairs of the corporation to be dealt with in a more orderly or expeditious way. A statutory manager is appointed by the New Zealand Governor-General, acting on the advice of the Minister of Commerce and the recommendation of the New Zealand Financial Markets Authority.

Upon a corporation being declared subject to statutory management, all creditors are prevented from enforcing their security or bringing proceedings against the corporation for the duration of the statutory management except with the permission of the statutory manager or the Court.

In addition to the moratorium imposed by statutory management, a statutory manager also has wide reaching powers including the ability to suspend payment of money owing by the corporation, to carry on the business of the corporation or to sell all or part of the business undertaking of the corporation.

Receivership

Receivership is a process which enables a secured creditor to realize assets or manage the business of a company for the purposes of recovering the secured debt. A receiver may be appointed in respect of the property of a company under a deed or agreement to which the company is a party, or by the Court. The receiver has the powers conferred by the deed, agreement or order under which he or she was appointed, including the power to manage and dispose of assets. The receiver is under duties to act in good faith and for a proper purpose, and in the best interests of the creditor who appointed him or her. The receiver is only required to have regard to the interests of creditors with subordinate interests to the extent that those interests are consistent with the duties outlined in the previous sentence, or when exercising a power of sale. Under the New Zealand law security documents granted by the New Zealand Guarantors in favor of the applicable collateral agent (for the benefit of the holders of the senior secured notes and the other beneficiaries of the collateral), the collateral agent has the power to appoint a receiver over all or part of the relevant New Zealand Guarantor’s assets in certain circumstances (for example, following a default under the senior secured notes).

Voidable Transactions

Under the voidable transactions provisions of the New Zealand Companies Act 1993, the guarantee of the notes and the provision of security in respect of that guarantee by a New Zealand Guarantor can be avoided by a liquidator in some circumstances. Broadly, these circumstances include, subject to certain exceptions, a New Zealand Guarantor being unable to pay its debts at the time the guarantee was entered into, or being unable to pay its due debts immediately after the security was granted. A liquidator can also make a claim for recovery under New Zealand law where a transaction, such as the provision of a guarantee, was entered into at undervalue and the relevant New Zealand Guarantor was unable to pay its debts at the time it entered into the transaction. However, a security interest will not be voidable if valuable consideration is given in good faith by the secured creditor at the time, or at any time after, the security is granted.

Certain Guarantee and Security Limitations

The enforceability of guarantees or security interests granted by a New Zealand Guarantor may be contested under New Zealand law by that New Zealand Guarantor (or its liquidator) if (i) entry into such guarantee or security interest has violated the New Zealand Companies Act 1993 or the constitution of that New Zealand Guarantor and (ii) the party which received the guarantee or security interest is or should have been aware of this violation by virtue of that party’s position or relationship with that New Zealand Guarantor.

For example, New Zealand law requires the directors of a company to act in good faith and in the best interests of that company or its holding company (if the constitution of the company expressly permits it to act in the best interests of its holding company). Directors of a company giving a guarantee must therefore be satisfied that entry into the guarantee is in the best interests of the company (or its holding company, if

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applicable). Where the directors of a guaranteeing company act beyond its constitution and the New Zealand Companies Act 1993, the guarantee may be set aside if a Court considers that it is just and equitable to do so.

Special consideration must be given to whether the giving of a guarantee by a New Zealand Guarantor constitutes a “major transaction” for that New Zealand Guarantor. Broadly, a “major transaction” is an acquisition or disposition of assets or a transaction which has or is likely to have the effect of the company incurring obligations or liabilities, including contingent liabilities or acquiring rights or interests, greater than 50 per cent of the value of the company’s assets. In the case of a guarantee, the giving of the guarantee will constitute a major transaction if the amount the company is guaranteeing is greater than 50% of the value of the company’s assets before the relevant transaction. Under New Zealand law, a company is prohibited from entering into a major transaction unless it is approved, or is conditional upon approval, by a special resolution of shareholders. If the giving of the guarantee is a major transaction and the above requirements have not been satisfied, the guarantee may be set aside if a Court considers that it is just and equitable to do so.

If any director of a New Zealand company is interested in a transaction then, unless the company receives fair value under that transaction (which is presumed if the company enters into the transaction in the ordinary course of its business on usual terms and conditions) or all entitled persons of the company have concurred in the transaction under section 107 of the New Zealand Companies Act 1993, the company may avoid the transaction at any time prior to the expiration of the three-month period after that transaction is disclosed to all the shareholders of the company.

General principles of equity and common law defenses may also limit the enforceability of New Zealand guarantees and security interests. For example:

•	a provision in a guarantee that purports to excuse or protect a party for, or apply regardless of, that party’s negligence, default or breach of duty may not be enforceable (the “clean hands” doctrine);

•	equitable remedies such as an order for specific performance or the issue of an injunction are discretionary, and are not usually ordered or granted, where damages would be an adequate alternative;

•	the enforceability of obligations may be subject to the availability of defenses such as set-off, counterclaim and misrepresentation; and

•	claims may become time barred under the New Zealand Limitation Act 2010.

A guarantee and a security agreement may constitute a credit contract within the meaning of the New Zealand Credit Contracts and Consumer Finance Act 2003 and, accordingly, may not be enforceable in accordance with its terms to the extent that a Court holds such terms, or the exercise of any creditor’s rights and powers under that contract, to be oppressive, or to the extent that a New Zealand Guarantor has been induced to enter into the guarantee by oppressive means. In this context, the expression “oppressive” is defined as meaning oppressive, harsh, unjustly burdensome, unconscionable or in contravention of reasonable standards of commercial practice.

The obligations of a New Zealand Guarantor are also subject to all insolvency, moratorium, receivership, reorganization and similar laws and defenses generally affecting creditors’ rights.

The enforceability of a New Zealand security interest is subject to general law and statutory duties, obligations and limitations, including (a) the right of a debtor, in certain circumstances, to redeem secured property by tender of payment in full of the money secured at any time prior to the sale of that property; (b) the obligation of a secured party under the New Zealand Personal Property Securities Act 1999 to (i) exercise its rights (including its power of sale) in good faith and in accordance with reasonable standards of commercial practice and (ii) obtain the best price reasonably obtainable for any property sold; (c) the obligation of a mortgagee in possession of, or receiving income from, mortgaged property to account to the mortgagor; and (d) the prohibition on the exercise of a power of sale of land where default has been made in payment of any amount secured unless and until (i) notice requiring payment of that amount has been served on the debtor and (ii) the default has continued for a specified period from the service of the notice.

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Switzerland

Certain Choice of Law Considerations

The guarantees by the Swiss guarantors are, based on a choice of law, subject to the laws of New York. Should a Swiss court accept jurisdiction in proceedings on the merits based on the laws applicable in Switzerland, a Swiss court will generally recognize the choice of law. The scope of such choice of law is, usually, limited to the rules of the substantive law chosen by the parties; as to procedural matters, a Swiss court will apply Swiss procedural law. Due to the different nature of Swiss procedural law and the procedural law in common law jurisdictions (such as the United States of America and the United Kingdom) classification and delimitation issues between substantive and procedural law could occur. To establish the non-Swiss substantive law applicable to the merits, a Swiss court may, in pecuniary matters, request the parties to establish the non-Swiss substantive law; Swiss law will be applied, if the content of the foreign substantive law cannot be established. While a Swiss court will generally accept a choice of law, restrictively applied exceptions exist: Swiss courts may diverge from the chosen substantive law if such chosen law would lead to a result contrary to Swiss public policy, if the purpose of mandatory rules of Swiss law require, by their special aim, immediate application, or if the purpose of mandatory rules of another law, to which the dispute is closely connected, are considered legitimate under Swiss legal concepts and, upon weighing the interests of the parties involved, the clearly predominant interest(s) of one party so require.

Certain Insolvency Law Considerations

Some of the guarantors are organized under the laws of Switzerland. In the event of insolvency, insolvency proceedings relating to such guarantors’ guarantee and any security interests provided by such guarantors would likely be subject to Swiss insolvency law.

Swiss insolvency law provides for two primary insolvency regimes, namely: (i) the composition procedure (in German: Nachlassvertrag) and (ii) the bankruptcy procedure (in German: Konkurs). The composition procedure is in general intended to restructure a debtor’s critical financial situation and enable the debtor to continue its business on a reorganized financial basis. It can also be used to liquidate the debtor or the debtor’s assets. Bankruptcy procedure is merely designed to liquidate the debtor’s assets and to distribute the proceeds of the liquidation to the debtor’s creditors. Both insolvency regimes are set forth in the Swiss Federal Act on Debt Enforcement and Bankruptcy (“Bankruptcy Act”; Bundesgesetz vom 11. April 1889 über Schuldbetreibung und Konkurs (SchKG)).

The composition procedure will result in a settlement with all creditors called the composition agreement. It may take the form of: (i) a percentage agreement, where the debtor promises the creditors to pay only part of its debts and the creditors waive any excess claims; such percentage agreement can also be limited to a grant of a respite, where the debtor and the creditors agree on a payment plan according to which the debtor will pay its debts in full, but over time; or (ii) an assignment of assets (also called “liquidation agreement”), where the debtor assigns its assets (or parts of its assets) to the creditors and the creditors will be satisfied out of the proceeds of the liquidation of these assets. Exceeding claims will be deemed waived.

To initiate a composition procedure, an application for a moratorium of payments (in German: Nachlassstundung) will be made by the debtor itself. In certain circumstances, this can also be done by creditors. If the debtor’s application meets the statutory prerequisites, i.e., if it seems possible to reach a composition agreement, the court will grant the debtor a moratorium. Such moratorium may last four to six months and can be extended to twelve months and, in particularly complex cases to twenty-four months. In the event of an extension exceeding twelve months, the creditors must be heard. The moratorium can also be granted provisionally. The provisional moratorium shall not exceed the duration of two months and during that period the debtor must reapply for the final moratorium.

A security interest granted by the debtor is generally not affected by the moratorium and private enforcement of pledged assets is still possible. However, enforcement proceedings cannot be initiated or continued as long as the moratorium is in effect, except for privileged (first class) claims and claims secured by a mortgage on real estate, but such mortgaged real estate may not under any circumstances be realized

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during the moratorium. At the debtor’s request, the court may also suspend realization of mortgaged real estate for a period up to one year after confirmation of the composition agreement.

The moratorium affects the rights of unsecured creditors. In particular, the debtor is protected against involuntary bankruptcy, and the enforcement of final and enforceable judgments is stayed. Unless the composition agreement otherwise stipulates, claims of unsecured creditors no longer bear interest.

The court has to appoint an administrator (in German: Sachwalter). His authority may range from supervision of the debtor’s activities to actually taking over the management of the debtor.

The debtor and the administrator jointly draft a composition agreement to be discussed at a creditors’ meeting. The composition agreement is deemed ratified if prior to its confirmation by the court either the majority of creditors, representing two-thirds of all admitted claims, or one-quarter of all creditors, who shall represent at least three-quarters of all admitted claims, have given their consent to the composition agreement. Secured claims are only counted to the extent of the part which — in the administrator’s estimation — is not covered by the security. Secured creditors are generally not affected by a composition agreement.

Prior to the end of the moratorium, the administrator shall file his report with the court with his recommendation to the court whether or not to confirm the composition agreement. The court will only confirm the agreement if the debtor’s offer is reasonable compared to its financial capacities. In the case of a liquidation agreement, it is required that creditors receive a higher dividend than in a bankruptcy. Once confirmed, the composition agreement is binding on any pre-moratorium creditor and any creditor with a claim that has come into existence during the moratorium without approval by the administrator.

Under Swiss bankruptcy proceedings, bankruptcy may be the result of a creditor instituting a simple debt collection proceeding. In Switzerland, an entity is subject to bankruptcy if it is registered in the commercial register. Upon confirmation of the debt by the competent court, debt collection is continued by a specific request to the debt collection office, which for a corporation, if approved, leads to bankruptcy. In certain specific circumstances, especially if a debtor has ceased to pay its debts and when they fall due, the creditors may request that bankruptcy be opened without prior debt collection proceedings. Further, under Swiss corporate law, a corporation which is over-indebted (i.e., where its liabilities exceed the value of its assets) must apply for bankruptcy.

The goal of bankruptcy is to sell the debtor’s assets in order to satisfy claims of the creditors who, whether secured or unsecured, all need to participate in the bankruptcy proceedings. The assets are generally liquidated and the proceeds distributed to the debtor’s creditors in accordance with the respective rank and priority of their specific claims, with certain creditors having preferential or priority claims, such as secured creditors, debtor’s employees or tax and social security authorities. With the opening of bankruptcy proceedings, interest ceases to accrue against the debtor. However, interest on claims secured by pledges continues to accrue until the realization of the pledge, provided the proceeds exceed the amount of the claim and the interest which had accrued by the date of the opening of bankruptcy proceedings.

Upon the opening of bankruptcy proceedings, the bankruptcy administrator will draw up an inventory of the assets and, further to a creditors’ call for the filing of claims, establish a schedule of claims (in German: Kollokationsplan).

Any creditor wishing to contest the schedule of claims because his claim has been entirely or partially rejected by the administrator or not allocated in the rank requested must bring an action against the estate before the competent court. If any creditor wishes to contest the admission of another creditor to the schedule of claims or the allocated rank, he must bring an action against such creditor. Such court proceedings could cause holders of notes to recover less than the principal amount of their notes or less than they could recover in a United States liquidation. Such proceedings could also cause payment to the holders of the notes to be delayed, as compared with holders of undisputed claims.

Pledged assets form part of the bankruptcy estate. As a consequence, the private enforcement of pledged assets is not permitted and the enforcement mandatorily occurs according to the rules of the Bankruptcy Act. The priority rights of the pledgee, however, remain effective, and the proceeds from the sale of the pledged

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assets are used exclusively to satisfy the secured claims, unless the proceeds from the sale of the pledged assets exceed the secured claims, in which case the surplus is available for distribution to the unsecured creditors. If the enforcement proceeds are not sufficient to fully satisfy the secured claims, the remainder of the claims have equal rank as unsecured claims with all other unsecured and non-prioritized claims. If several pledges secure the same claim, the amount realized is applied proportionally to the claim.

Swiss law is unsettled with respect to the enforceability of future receivables assigned by way of security that come into existence after the date of the bankruptcy. Under the current jurisprudence of the Swiss Federal Supreme Court, the assignment of claims coming into existence after the adjudication of bankruptcy or similar insolvency proceedings that lead to the loss of the capacity of the relevant assignor to dispose of such rights or claims may generally not be enforceable by the secured creditor.

Under Swiss insolvency and other laws, a bankruptcy administrator can, under certain circumstances avoid any claim for the payment of debt, including any payments under guarantees or security interests or, if payment has already been made, require that the recipient return the payment to the relevant payor. The right of avoidance applies if any of the following applies: (i) an over-indebted company repays unmatured debts, settles a debt by unusual means of payment, or grants collateral for previously unsecured liabilities within one year before the opening of bankruptcy proceedings; (ii) a debtor disposes of assets for free or for inadequate consideration within one year before the opening of bankruptcy proceedings; and (iii) the debtor intentionally favors some creditors compared to others and in doing so damages the other creditors within five years before the opening of bankruptcy proceedings. The granting of guarantees and security interests is not voidable under (i) above as long as the creditor does not have or should not have any actual or constructive knowledge of the grantor’s over-indebtedness. A bona fide creditor is therefore protected but bears the burden to plead and prove its good faith. In the event such disputed transactions are successfully avoided, the creditors (such as noteholders) are under an obligation to repay the amounts received or to waive the guarantee or security interest. The above principle of avoidance applies in particular to the guarantees or security interests granted by the Swiss guarantors. In the case of such avoidance of a guarantee or security interest granted by a Swiss guarantor, any amounts obtained by the note holders under the guarantee or security interest that is avoided would have to be repaid by the note holders. The note holders who have restituted the avoided amount paid to them regain their original claim against the Swiss guarantor and are entitled to list their claim in the schedule of claims in their respective rank and priority. The Swiss principles on avoidance may therefore limit the note holders’ ability to recover payments due on the guarantees or security interest.

In addition, all bankruptcy proceedings including the composition with creditors and avoidance actions are governed by Swiss law.

Certain Guarantee and Security Limitations

You may not be able to enforce, or recover any amounts under, the guarantees of, and security interests granted by or in, the Swiss subsidiaries due to restrictions on enforcement reflecting Swiss corporate law.

The enforcement of the guarantees and security interests provided by our Swiss subsidiaries will be limited by the financial assistance rules imposed by Swiss corporate law and Swiss tax law.

Financial assistance by any of our Swiss subsidiaries in respect of obligations of its shareholders (“upstream”) or of related persons or entities of its shareholders (“cross-stream”) is subject to certain Swiss corporate law rules that may significantly impact the value of the guarantees or security interests. In particular, upstream and cross-stream financial assistance must be within the corporate purpose and interests of our Swiss subsidiaries and cannot constitute a repayment of capital or a violation of legally protected reserves. In addition, the enforcement of the guarantees and security interests provided by our Swiss subsidiaries will be treated as a profit distribution to shareholders and, therefore, must be approved by the board of directors and shareholders of the relevant Swiss subsidiary. Such financial assistance will be limited to the freely distributable reserves of that Swiss subsidiary, as measured by an auditor’s report at the time of the enforcement.

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Payments under the guarantees and/or security interests provided by any of our Swiss subsidiaries will be subject to the dividend withholding tax at the rate of 35%, which, unless any such Swiss subsidiary has entered into a specific agreement with the Swiss Federal tax administration for a reduced rate of withholding, must be deducted from the gross payment. Non-Swiss residents can claim full or partial refund of the withholding tax on the basis of an applicable double taxation treaty between the country of residence of the recipient and Switzerland, including the Savings Tax Agreement signed between Switzerland and the European Union on October 26, 2004, which also covers dividends to EU parent companies, and the Treaty between the United States of America and Switzerland for the Avoidance of Double Taxation with Respect to Taxes on Income signed on October 2, 1996.

Financial assistance rules are unsettled under Swiss law. We can provide no assurances that future court rulings will not further restrict the enforceability, or deny the validity, of guarantees and security interests. Such rulings would negatively affect the ability to enforce the guarantees and security interests granted by our Swiss subsidiaries.

Because Swiss law governed pledges are subject to the doctrine of accessory (in German: Akzessorietätsprinzip), the party secured by the pledge must be identical to the creditor of the secured claim. A pledge cannot be vested in a third party acting as security holder in its own name and right; rather, the pledge must be granted to the creditor or, in case of notes issues, to all of the note holders as a group.

Since the note holders, from time to time, will not be parties to any of the security documents in Switzerland, there are risks regarding the enforceability of the pledges granted in favor of the note holders. These risks may be mitigated by the use of a parallel debt structure, whereby the collateral agent becomes a joint creditor (in German: Solidargläubiger) of all obligations to be secured by the pledges and the pledges are granted to the collateral agent for the benefit of the note holders. Accordingly, the rights of the note holders will not be directly secured by the pledges of the collateral, but through the pledges granted to the collateral agent to secure these parallel claims. There is uncertainty as to the enforceability of this parallel debt structure in Switzerland. It has not yet been tested under Swiss law, and we cannot assure you that it will eliminate the risk of unenforceability posed by Swiss law.

The Netherlands

Some of the guarantors are incorporated under the laws of the Netherlands. In the event of insolvency of any Dutch guarantor, insolvency proceedings with respect to those guarantors would likely proceed under, and be governed by, Dutch insolvency law. Dutch insolvency laws are different from the insolvency laws of other jurisdictions, and this may limit your ability to recover payments due on the notes to an extent exceeding the limitations arising under other insolvency laws.

Under Dutch law, there are two types of insolvency proceedings for the legal entities such as the Dutch guarantors: moratorium of payments (surseance van betaling) and bankruptcy (faillissement).

A moratorium or suspension of payments (“moratorium”) is a court-ordered general suspension of a debtor’s (unsecured and non-preferred) obligations to its creditors. Its purpose is to help the debtor avoid bankruptcy. A moratorium is available at the request of the debtor on the ground that the debtor will be unable to continue payments when they fall due and could be used as a defense by the debtor against a bankruptcy application by a third party. It may be ordered only by the district court located in the district in which the company has its statutory seat. Upon the filing of the request for a moratorium, the court will automatically grant the moratorium on a provisional basis and appoint at least one administrator (bewindvoerder) of the debtor’s estate.

Subsequently, the unsecured and non-preferred creditors must vote in a meeting convened by the court as to whether a definitive moratorium should be granted. The court will then decide whether to grant a definitive moratorium or, alternatively, the court may declare the debtor bankrupt. The court will grant a definitive moratorium unless such moratorium is opposed by either (i) creditors having claims jointly exceeding one quarter of the total amount of claims represented at the meeting, or (ii) more than one third of creditors whose

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claims are represented at the meeting. A moratorium takes effect retroactively from 0.00 hours on the day on which the court has granted the provisional suspension of payments.

During a moratorium, unsecured, non-preferred creditors cannot enforce their rights. Secured creditors, on the other hand, can exercise their rights, despite the moratorium. However, the court may call a “freeze-order” (afkoelingsperiode) for a maximum period of four months (consisting of an initial two months, with a possible two month extension), during which period the secured creditors cannot exercise their rights without the approval of the court or the bankruptcy judge (rechter commissaris). Accordingly, a moratorium may prevent creditors from effecting a restructuring of a Dutch guarantor, and could reduce secured creditors’ recovery under a guarantee and/or security interest.

A moratorium may lead to (i) a normal resumption of payments to creditors, or (ii) a settlement of payments owed to creditors or, in the majority of cases (iii) a bankruptcy of the debtor.

Bankruptcy is a court-ordered general attachment of the assets of a debtor for the benefit of the debtor’s collective creditors. The purpose of bankruptcy is to provide for an equitable liquidation and distribution of the proceeds of the debtor’s assets among its creditors. Bankruptcy may be ordered only by the district court located in the district in which the company has its statutory seat. An application for bankruptcy can be made by either (i) one or more creditors of the debtor, (ii) the public prosecutor (if the public interest so requires), or (iii) the debtor itself, on the grounds that the debtor has ceased paying its debts. There is no legal duty for a debtor to file for its own bankruptcy. However, if the managing board of a company realizes that the company is or will be unable to pay its debts when they come due, it is required to take appropriate measures, which could include the cessation of trading, notification of creditors and the filing for either bankruptcy or a moratorium of payments (see above).

As a result of a bankruptcy, the debtor loses all rights to administer and dispose of its assets. Furthermore, all pending executions of judgments and any attachments on the debtor’s assets will be terminated by operation of law, and any pending litigation on the date of the bankruptcy order is automatically suspended.

A bankruptcy order takes effect retroactively from 0.00 hours on the day the order is rendered. In the event of bankruptcy, a court will appoint a receiver in bankruptcy (curator) at its own discretion, which in most cases will be a practicing lawyer in the Netherlands. The receiver in bankruptcy manages the bankrupt estate, which consists of (almost) all of the debtor’s assets that exist on the date on which the bankruptcy order became final, and of all assets acquired during the bankruptcy. The bankruptcy estate is not liable for obligations incurred by the debtor after the bankruptcy order, except to the extent that such obligations arise from transactions that are beneficial to the estate. A receiver operates under the supervision of a bankruptcy judge designated by the court, and thus most of a receiver’s major decisions require the prior approval of the bankruptcy judge.

Secured creditors can normally exercise their rights during the bankruptcy. However, the bankruptcy judge (or the court) may call a “freeze-order” (afkoelingsperiode) for a maximum period of four months (consisting of an initial two months, with a possible two month extension), during which period the secured creditors cannot exercise their rights without the approval of the bankruptcy judge. The receiver in bankruptcy can force secured creditors to enforce their security rights within a reasonable period of time, failing which the receiver in bankruptcy will be entitled to sell the secured assets and distribute the proceeds. The receiver in bankruptcy is authorized to make such forced sales in order to prevent a secured creditor from delaying the enforcement of the security without good reason. If a receiver in bankruptcy does make a forced sale of secured assets, the secured creditors have to contribute to the general bankruptcy expenses (algemene faillissementskosten) and will receive payment from the proceeds of that sale prior to ordinary, non-preferred creditors having an insolvency claim, but after creditors of the estate (boedelschuldeisers), and subject to satisfaction of higher-ranking claims of creditors. Dutch tax authorities (belastingdienst) have a preferential claim in respect of the collection of certain taxes, pursuant to which they are entitled to attach the inventory located on the debtor’s premises (bodembeslag). They may take recourse against such property irrespective of whether any security interests over such property exist. Excess proceeds of enforcement of security rights must

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be returned to the debtor in bankruptcy and may not be set-off against any unsecured claims that the secured creditors may have. Such set-off is, in principle, only allowed prior to the bankruptcy proceedings.

Voluntary payments (onverplichte betalingen) made by the debtor to a creditor may be successfully contested by the receiver in bankruptcy if the debtor and the creditor, at the time the payments were made, knew or ought to have known that other creditors would be prejudiced by such payment. Even payments that were due and payable to a creditor may be successfully contested by the receiver in bankruptcy if (i) the recipient of payment knew that an application for bankruptcy had already been filed at the time the payment was made or (ii) the debtor and the recipient of payment engaged in conspiracy in order to prefer the recipient of payment above other creditors.

Limitations on Enforcement of Guarantees

You may not be able to enforce, or recover any amounts under, the guarantees of interests granted by or in, the Dutch subsidiaries due to restrictions on the validity and enforceability of guarantees under Dutch law.

Under Dutch law, it is uncertain as to whether security interests can be granted to a party other than the creditor of the claim purported to be secured by such security interests. For that reason, the Security Documents use a parallel debt structure, whereby the Dutch subsidiaries, by separate and independent obligations, undertake to pay to the security trustee on behalf of the holders of the notes amounts equal to the amounts due by it to the other creditors. Such parallel debt structure therefore creates a separate and independent claim of the security trustee on behalf of the holders of the notes which can be secured by a security interest. Consequently, the security interests are granted to the security trustee on behalf of the holders of the notes in its own capacity as creditor acting in its own name pursuant to the parallel debt, and not as a representative (vertegenwoordiger) of the creditors. It is expressly agreed in such a parallel debt provision that the obligations of the debtor to the security trustee on behalf of the holders of the notes shall be decreased to the extent that the corresponding principal obligations to the creditors are reduced (and vice versa). However, such a parallel debt structure has never been tested before a Dutch court and we cannot assure you that it will mitigate or eliminate the risk of unenforceability posed by Dutch law.

Under Dutch law, receipt of any payment made by the Dutch subsidiaries under a guarantee or security interest may be adversely affected by specific or general defenses available to debtors under Dutch law in respect of the validity, binding effect and enforceability of such guarantee or security interest. The validity and enforceability of a guarantee of, or a security interest granted by or in, the Dutch subsidiaries may also be successfully contested by the Dutch subsidiaries (or their receiver in bankruptcy) on the basis of an ultra vires claim. The validity and enforceability of the obligations of the Dutch subsidiaries under a guarantee or security interest may also be successfully contested by any creditor, or by the subsidiaries’ respective receiver in bankruptcy when our subsidiary is in bankruptcy proceedings, if such obligation is prejudicial to the interests of any other creditor and the other requirements for voidable preference under the Dutch Civil Code or Dutch Bankruptcy Act are met. As a result, the value of the guarantee or security interest provided by the Dutch subsidiaries may be limited.

Recognition of the Laws of New York in Dutch Proceedings

In any proceedings for the enforcement of the contractual obligations of any Dutch guarantor under the guarantees or security, the courts of The Netherlands should give effect to the choice of New York law made in the guarantees and security on the basis and within the scope of, and subject to the limitations imposed by, Regulation (EC) No. 593/2008 of the European Parliament and of the Council of 17 June 2008 on the law applicable to contractual obligations. However, the question whether the guarantees or security would be within the corporate objects (intra vires) of any Dutch guarantor and the question whether the guarantees or security would constitute unlawful financial assistance may be governed by Dutch law.

Financial Assistance

Under Dutch law a private or public company with limited liability may not, with a view to the subscription or acquisition by third parties of shares in its share capital or depositary receipts thereof grant

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security (zekerheid stellen), provide guarantees (koersgarantie geven) or otherwise bind itself, whether jointly and severally or otherwise with or for third parties, and may only grant loans (leningen verstrekken) with such view to the extent permitted by and under the conditions set out under Dutch law. This prohibition also applies to its subsidiaries. The restrictions apply not only to new loans granted to acquire a company’s shares, but also to loans used to repay other loans that were granted for that purpose.

The proceeds of the notes will be partly used to finance the acquisition of shares of non-Dutch entities. Although there is no case law on this subject, the view that is generally accepted in The Netherlands is that, from a Dutch law perspective, the laws of the jurisdiction of incorporation of the relevant non-Dutch entities whose shares are directly acquired in an acquisition are relevant in order to answer the question whether there are financial assistance issues in respect of the acquisition. However, there is minority opposing view according to which Dutch financial assistance regulations are still applicable whenever any Dutch entity is indirectly acquired as a part of an acquisition even though its shares are not directly acquired. In such an event, the guarantees and/or security provided by the Dutch subsidiaries, Closure Systems International B.V. , Reynolds Consumer Products International B.V., Evergreen Packaging International B.V. and Reynolds Packaging International B.V., may be held to be unenforceable and this may materially affect your ability to recover amounts due on the notes.

In order to enable Dutch subsidiaries to grant guarantees to a direct or indirect parent or sister company without violating Dutch rules on financial assistance, it is standard market practice for security and guarantees to contain so-called “limitation language” in relation to subsidiaries incorporated or established in The Netherlands. Pursuant to such limitation language, it is agreed between the relevant parties that such guarantee or security is deemed not to be given to the extent the same would constitute a violation of the Dutch rules on financial assistance. Accordingly, the security will contain such limitation language in connection with the guarantees provided and/or security granted therein by the Dutch guarantors.

Thailand

One of the guarantors is incorporated under the laws of Thailand. In the event of insolvency of the Thai guarantor, proceedings relating to such guarantor may be initiated in Thailand under its Bankruptcy Act, which would govern those proceedings. The insolvency laws of Thailand may not be as favorable to your interests as creditors as the insolvency laws of other jurisdictions, including in respect of the designation and priority of creditors. Under Thai law, you will be treated as an unsecured creditor. This status may limit your ability to recover payments due on the notes to an extent exceeding the limitations arising under other insolvency laws.

According to Thai bankruptcy law, creditors will be regarded as secured creditors only if they (i) hold preferential rights over the assets of a debtor under a mortgage, pledge or right of retention or (ii) possess preferential rights in the same nature as pledgees. Creditors who otherwise have only a contractual interest against the debtor, such as a guarantee, will be treated as unsecured creditors under Thai law. The rights of secured and unsecured creditors differ when claims are made for debt repayment and vary according to the class of the creditor under a business reorganization plan, as described below.

Thailand’s Bankruptcy Act provides for both bankruptcy proceedings and business reorganization proceedings against a Thai guarantor (hereinafter referred to as a “debtor” who, in the case of a business reorganization, must be a juristic person). These proceedings may be initiated if the debtor is either (i) domiciled in Thailand or (ii) operates its business in Thailand, whether by itself or by its representative, at the time an application is filed or anytime within the year preceding the filing.

Bankruptcy Proceedings

An application for bankruptcy may be filed by (a) a creditor, whether secured or unsecured, if the debtor is insolvent and the debtor (if a juristic person) owes one or more creditors at least Baht 2,000,000, irrespective of maturity date or (b) the liquidator of a company, when the company is being wound-up and its fully paid up share capital is not sufficient to meet all its liabilities.

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If, during the hearing on the petition of the creditor, the Thai bankruptcy court finds that the facts set forth in the petition are true, the Thai bankruptcy court will order that the debtor enter absolute receivership. Upon a receivership order, the official receiver, appointed by the Minister of Justice, acting as independent government officer, will be empowered by the Thai Bankruptcy Act to manage the assets and business of the debtor and the debtor will no longer be able to take any action relating to its assets or business, unless such acts are otherwise ordered or approved by the Thai bankruptcy court, the official receiver, the administrator of the asset or of a creditors’ meeting.

To be eligible for debt repayment under bankruptcy proceedings, creditors must file a debt application with the official receiver within two months following the date of publication of the order of absolute receivership in the Government Gazette. For creditors residing outside Thailand, the official receiver may, in its discretion, extend the two-month period by up to an additional two months. If any creditor fails to file the debt application within such time, it will lose its claim against the debtor under the bankruptcy proceedings. A secured creditor may choose to receive repayment from security granted to it without filing a debt claim, but only if the secured creditor allows the receiver to inspect the security.

After the expiry of the debt application filing period, there will be a meeting to consider whether the debtor should become bankrupt, or if requested by the debtor, whether there should be a conciliation between the creditors and the debtor. If the creditors pass a resolution requesting that the debtor be declared bankrupt, or if any conciliation is not approved, the Thai bankruptcy court shall declare the debtor bankrupt. The receiver would then be empowered to collect and manage the assets of the debtor for distribution among all entitled creditors.

The secured creditors will have priority over the assets secured to them. If any proceeds remain after payment of the claims of the secured creditors, then the claims of unsecured creditors will be settled in the following order: (1) expenses for administration of a deceased debtor’s estate; (2) expenses of the receiver in managing the debtor’s assets; (3) funeral expenses of a deceased debtor proper to his status; (4) administration fees in connection with the collection of assets; (5) fees of the petitioning creditor and counsel’s fee as the Thai bankruptcy court or the receiver may prescribe; (6) taxes that have become due within six months prior to the order for receivership of the assets and wages that employees of the debtor have the right to receive prior to the order for receivership of the assets for work performed for the debtor during the period of four months prior to the order of receivership (but not exceeding Baht 100,000 per employee), and pursuant to the law concerning labor protection and (7) other debts, which includes the obligations owed to the unsecured creditors.

Business Reorganization Proceedings

The Thai law on business reorganization proceedings is based on the United States insolvency proceedings. A business reorganization process can be initiated in Thailand either by a debtor or by a secured or unsecured creditor. In order to file a petition for business reorganization, (i) the debtor must be insolvent; (ii) it must owe an aggregate amount of not less than Baht 10,000,000 to one or more creditors, regardless of the maturity date of the debt; and (iii) there must be reasonable grounds and prospects to rehabilitate the business of the debtor.

When the Thai bankruptcy court accepts the petition for business reorganization proceedings, an automatic stay, or moratorium, applies to protect the debtor against actions by creditors such as litigation, enforcement of security and bankruptcy proceedings. As such, secured creditors would be unable to enforce their security outside the business reorganization proceedings, unless the Thai bankruptcy court approves. Creditors whose rights are restricted under the moratorium may submit an application to the Thai bankruptcy court requesting an order amending, modifying or annulling the limitations on their rights on the grounds that the restrictions are not necessary for the business reorganization process or because such restrictions do not sufficiently protect the rights of secured creditors. Subject to judicial discretion, the Thai bankruptcy court may (a) allow the enforcement of security; (b) order the debtor to provide additional collateral or (c) otherwise amend the restrictions of the moratorium. The moratorium will last until the earlier of (1) the scheduled date for completion of the business reorganization plan (as discussed below) (the “plan”); (2) the actual completion

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of the plan; (3) the date of dismissal or discharge of the petition; (4) the date of cancellation of the reorganization order (as discussed below) or (5) the date on which the receivership order is cancelled.

The moratorium also allows the plan to be prepared by a planner and submitted to creditors and the Thai bankruptcy court for approval. The planner must be the debtor, a person or entity related to the debtor or an independent third party appointed by the Thai bankruptcy court. A planner must prepare the plan and control the affairs of the debtor in the period prior to the approval of the plan. All of the powers of the debtor’s directors and the rights of the debtor’s shareholders, except the right to receive a dividend, are transferred to the planner.

After the Thai bankruptcy court orders that the debtor is subject to business reorganization proceedings, creditors are required to file debt repayment applications against the debtor with the official receiver within one month from the date on which the order appointing the planner is published in the Government Gazette. Failure to file a claim by the end of the one-month period (not extendable) will result in the creditor losing its claim against the debtor. A secured creditor may opt to receive repayment from security granted to it without filing a debt repayment claim. However, enforcement of security by the secured creditor is subject to the moratorium and, as discussed above, permission from the Thai bankruptcy court to enforce the security is required.

The procedure for creditors to vote on the approval or rejection of a plan depends upon the required threshold of creditors, both in terms of the number of creditors and the value of debt outstanding. The resolution approving the plan must be a special resolution (a majority of creditors whose debts equal three quarters of the total debts of creditors present at the creditors’ meeting in person by proxy, and voting on such resolution) by (i) the creditors’ meetings of each and every class of creditors (as classified below) or (ii) the creditors’ meeting of at least one group of the creditors (who is not the group of creditors receiving an offer to be repaid in full or to receive repayment under an existing contract or the subordinated creditor), and the total debt of the creditors who have approved the plan at the meeting of all groups of creditors is not less than 50% of the debt of the creditors attending the meeting in person or by proxy and voted on such resolution.

Under any given plan, the debt of creditors can either be written off, converted to equity or subject to extended payment conditions, interest rates and other terms. The business reorganization process also allows for the sale of assets and issue of new shares to be carried out under a plan.

Thai law requires that creditors be divided into different classes:

(i) Large Secured Creditor: This class can only contain one creditor, however there may be more than one large secured creditor class. To be classified as a large secured creditor, the creditor must hold secured debt amounting to more than 15% of the total debt for which a claim for repayment may be filed in the business reorganization of the debtor. The value of the secured debt for these purposes is calculated as the amount that a sale of the secured assets would realize upon the enforcement of security. If there is more than one creditor who would be classified as large secured creditors, then each of them would be placed in their own separate large secured creditor class;

(ii) Other Secured Creditors: This class comprises those creditors that do not meet the criteria of large secured creditors. This class can contain multiple creditors;

(iii) Unsecured Creditors: This class can be divided into subclasses, depending upon interests and claims. Separate subclasses of unsecured creditors may contain, for example, unsecured financial creditors, employee creditors, trade creditors, government creditors (for taxes and custom duties) and contingent creditors (i.e., creditors holding guarantees or performance bonds from the debtor); and

(iv) Subordinated Creditors: This class comprises creditors who, either by law or by contract, have the right to receive repayment only after other creditors have received repayment in full. This class can contain multiple creditors.

The business reorganization proceedings permit the debtor to remain in reorganization for up to five years, subject to two one-year extensions with creditor and Thai bankruptcy court approval. The conditions for full implementation of the plan do not have to include full repayment of the debt.

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While the debtor is in business reorganization proceedings, it can only carry out acts in accordance with the plan, authorized by the Thai bankruptcy court or otherwise “essential for the debtor to carry on its business as usual.” There is no specific definition of what is “essential for the debtor to carry on its business as usual” and this condition is widely interpreted.

Subject to the automatic stay, transactions are still valid and binding against the debtor even if the debtor enters into the reorganization process. However, certain transactions may be refused or cancelled by the receiver or the Thai bankruptcy court if they are regarded as onerous contracts, fraudulent acts or as giving undue preference.

In the case of an onerous contract, the receiver is empowered to refuse or disclaim the right of the debtor under a contract if he considers that such right is subject to terms more onerous than the benefits receivable. The right to disclaim must be exercised within three months from the date the receiver knows about the terms of the contract. The exercise of this right in the context of an unperformed contract will involve an assessment of the costs of performance of the contract against the value of the benefits to be received. Where the right to disclaim is exercised, any person who suffers loss as a result of the exercise of that right can file a claim for such loss in the bankruptcy or business reorganization proceedings.

Any transaction entered into by the debtor with the knowledge that it would prejudice its creditors is regarded as a fraudulent act. The official receiver can file a motion with the Thai bankruptcy court for an order to cancel that fraudulent transaction if either (i) the person enriched by such transaction is, at the time of the transaction, aware of the fact that the transaction would prejudice the creditors, or (ii) it is a gratuitous transaction. A similar request can be made in a bankruptcy proceeding of a debtor. Furthermore, Thai insolvency law specifies that if the transaction occurs within a year prior to the filing of the bankruptcy petition or the business reorganization petition, or where the debtor receives less than a reasonable amount of compensation for that transaction, it shall be presumed that both the debtor and the person who is enriched by that transaction knew that such act would prejudice creditors. Under these circumstances, the fraudulent transaction can be nullified by order of the Thai bankruptcy court, after which any assets would be returned to the debtor to be made available to its creditors.

Thai insolvency law also provides for “undue preferences” to be unwound. A transaction can be cancelled if it was entered by a debtor with the intention of giving an undue preference to one of its creditors within three months prior to the filing of the bankruptcy petition or the business reorganization petition, or one year in the case of an “undue preference” extended to an insider. In that case, the assets would be returned to the debtor and made available to its creditors.

In addition, under Thai law, all appointments of an agent, including the grant of a power of attorney, appointment of a proxy or other authorization granted expressly (including, but not limited to, those expressed to be irrevocable) or by implication, are revocable by notice at any time. In particular, these appointments and authorizations terminate by law and without notice upon the bankruptcy of the grantor.

Parallel Debt Provision

There is uncertainty as to the enforceability of the parallel debt provision in Thailand. This is because there is no parallel debt concept under the Thai Bankruptcy Act. In addition, it is uncertain as to whether security interests can be granted to a party other than the creditor of the claim purported to be secured by such security interests.

A parallel debt undertaking in the security documents or guarantee entered into by the Thai guarantor results in (i) the collateral agent/trustee becoming the holder of the secured claims equal to the principal amount of the senior secured notes plus certain other amounts for the benefit of the collateral agent/trustee and the holders of the senior secured notes and (ii) the Thai guarantor undertaking, as a separate and independent obligation, to pay to the collateral agent/trustee on behalf of the holders of the senior secured notes the amounts equal to the amounts it is due to pay to the other creditors. It is obvious that the parallel debt undertaking creates debt which is owed to the collateral agent/trustee as creditor in its own right and not as a representative of the creditors. As a result, the collateral agent/trustee would be able to demand payment in the

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capacity of creditor, not as an agent of the actual creditors. In addition, if the actual creditor fails to take steps to preserve its entitlement to be paid, the collateral agent/trustee, under its own independent right created by the parallel debt provision, is entitled to demand the payment of such debt.

Under the Thai Bankruptcy Act, the parallel debt undertaking as described above might be challenged and it is doubtful as to its enforceability in several aspects. For example, in order for a creditor to be entitled to be paid under bankruptcy and business re-organization proceedings, the creditor must submit a claim to preserve its entitlement to its debt. Failure to do so would result in that debt becoming unrecoverable debt and the creditor’s right would be forfeited. The parallel debt undertaking is contrary to this concept by allowing a creditor to recover a debt which was not submitted in bankruptcy or business re-organization proceeding, to be recoverable by the third party who is not a creditor but did submit its claim to the official receiver in a timely manner and such claim is over the same debt.

However, such a parallel debt undertaking has never been tested before a Thai bankruptcy court and as such we cannot assure the holders of the senior secured notes of its enforceability under Thai law.

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GLOSSARY OF SELECTED TERMS

Unless otherwise indicated or the context otherwise requires, in this prospectus:

•	“2007 Notes” refers to the 2007 Senior Notes and the 2007 Senior Subordinated Notes.

•	“2007 Senior Notes” refers to the 8.0% senior notes due 2016 issued by BP II on June 29, 2007, of which €480 million aggregate principal amount was outstanding at December 31, 2011.

•	“2007 Senior Subordinated Notes” refers to the 9.5% senior subordinated notes due 2017 issued by BP II on June 29, 2007, of which €420 million aggregate principal amount was outstanding at December 31, 2011.

•	“2007 UK Intercreditor Agreement” refers to the amended intercreditor agreement described in the section “Description of Certain Other Indebtedness and Intercreditor Agreements — 2007 UK Intercreditor Agreement.”

•	“2009 Notes” refers to the 7.750% senior secured notes due 2016.

•	“August 2011 Notes” refers to the August 2011 Senior Secured Notes and the August 2011 Senior Notes.

•	“August 2011 Senior Notes” refers to the 9.875% senior notes due 2019 issued on August 9, 2011.

•	“August 2011 Senior Secured Notes” refers to the 7.875% senior secured notes due 2019.

•	“BP I” refers to Beverage Packaging Holdings (Luxembourg) I S.A., a direct subsidiary of RGHL. BP I guarantees the notes and the Senior Secured Credit Facilities.

•	“BP II” refers to Beverage Packaging Holdings (Luxembourg) II S.A., a sister company of BP I and a direct subsidiary of RGHL. BP II is the issuer of the 2007 Notes. BP II does not guarantee the notes or the Senior Secured Credit Facilities.

•	“BP III” refers to Beverage Packaging Holdings (Luxembourg) III S.à r.l., a direct subsidiary of BP I and an indirect wholly-owned subsidiary of RGHL. BP III guarantees the notes and the Senior Secured Credit Facilities.

•	“CHH” refers to Carter Holt Harvey Limited, a New Zealand company and an indirect wholly-owned subsidiary of Rank Group.

•	“Closures” refers to our caps and closures segment.

•	“Dopaco” refers to Dopaco, Inc. and Dopaco Canada, Inc. and, unless the context otherwise requires, Dopaco Canada, Inc.’s subsidiaries. Dopaco Canada, Inc. and its subsidiaries were amalgamated into a subsidiary of RGHL.

•	“Evergreen” refers to our fresh carton packaging, liquid packaging board, carton board and freesheet segment.

•	“February 2011 Notes” refers to the February 2011 Senior Secured Notes and the February 2011 Senior Notes.

•	“February 2011 Senior Notes” refers to the 8.250% senior notes due 2021.

•	“February 2011 Senior Secured Notes” refers to the 6.875% senior secured notes due 2021.

•	“February 2012 Notes” refers to the 9.875% senior notes due 2019 issued on February 15, 2012.

•	“First Lien Intercreditor Agreement” refers to the intercreditor agreement described in the section “Description of Certain Other Indebtedness and Intercreditor Agreements — First Lien Intercreditor Agreement.”

•	“Graham Company” refers to Graham Packaging Company Inc.

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•	“Graham Holdings” refers to Graham Packaging Holdings Company, a wholly-owned subsidiary of Graham Company.

•	“Graham Packaging” refers to Graham Packaging Company Inc., and, unless the context otherwise requires, its subsidiaries.

•	“Graham Packaging Notes” refers to (i) the 9.875% senior subordinated notes due 2014 issued by Graham Packaging Company, L.P. and GPC Capital Corp. I, which are wholly-owned subsidiaries of Graham Holdings, or the “Graham Packaging Senior Subordinated Notes,” (ii) the 8.25% Senior Notes due 2017 issued by Graham Packaging Company, L.P. and GPC Capital Corp. I, which are wholly-owned subsidiaries of Graham Holdings, or the “Graham Packaging 2017 Notes,” and (iii) the 8.25% Senior Notes due 2018 issued by Graham Packaging Company, L.P. and GPC Capital Corp. I, which are wholly-owned subsidiaries of Graham Holdings, or the “Graham Packaging 2018 Notes.”

•	“IP” refers to International Paper Company.

•	“Issuers” or “issuers” refers to the US Issuers and the Lux Issuer. The Issuers are each wholly-owned indirect subsidiaries of RGHL.

•	“Lux Issuer” refers to Reynolds Group Issuer (Luxembourg) S.A., an indirect wholly-owned subsidiary of RGHL and co-issuer of the notes.

•	“May 2010 Notes” refers to the 8.500% senior notes due 2018.

•	“New Incremental Senior Secured Credit Facilities” refers to an amendment to the Senior Secured Credit Facilities that we entered into in connection with the Graham Packaging Transaction, pursuant to which we amended certain terms of the related credit agreement and incurred incremental borrowings used to partially finance the Graham Packaging Transaction.

•	“new notes” refers to the new senior secured notes and the new senior notes.

•	“new senior notes” refers to the registered May 2010 Notes, October 2010 Senior Notes, February 2011 Senior Notes and August 2011 Senior Notes.

•	“new senior secured notes” refers to the registered 2009 Notes, October 2010 Senior Secured Notes, February 2011 Senior Secured Notes and August 2011 Senior Secured Notes.

•	“notes” refers to the new notes and the old notes.

•	“October 2010 Notes” refers to the October 2010 Senior Secured Notes and the October 2010 Senior Notes.

•	“October 2010 Senior Notes” refers to the 9.000% senior notes due 2019.

•	“October 2010 Senior Secured Notes” refers to the 7.125% senior secured notes due 2019.

•	“old notes” refers to the old senior secured notes and the old senior notes.

•	“old senior notes” refers to the outstanding May 2010 Notes, October 2010 Senior Notes, February 2011 Senior Notes and August 2011 Senior Notes.

•	“old senior secured notes” refers to the outstanding 2009 Notes, October 2010 Senior Secured Notes, February 2011 Senior Secured Notes and August 2011 Senior Secured Notes.

•	“Original Senior Secured Credit Facilities” refers to the senior secured credit facilities governed by the credit agreement entered into on November 5, 2009, as amended from time to time. The Original Senior Secured Credit Facilities were repaid in full with proceeds from the term loans under the Senior Secured Credit Facilities and part of the proceeds from the offering of the February 2011 Notes.

The Original Senior Secured Credit Facilities consisted of: (i) $1,035 million of U.S. term loans, or the “Original U.S. Term Loans,” which were borrowed on November 5, 2009; (ii) $800 million of U.S. Tranche C term loans, or the “Original Tranche C Term Loans,” which were borrowed on May 4,

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2010; (iii) $500 million of U.S. Tranche A term loans, or the “Original Tranche A Term Loans,” and $1,520 million of U.S. Tranche D term loans, or the “Original Tranche D Term Loans,” which were borrowed on November 16, 2010; (iv) €250 million of European term loans, or the “Original European Term Loans,” which were borrowed on November 5, 2009; (v) a U.S. revolving credit facility of $120 million; and (vi) a European revolving credit facility of €80 million.

•	“Pactiv” refers to Pactiv Corporation, which was subsequently renamed Pactiv LLC, and, unless the context otherwise requires, its subsidiaries.

•	“Pactiv 2012 Notes” refers to the 5.875% Notes due July 15, 2012 of Pactiv, with an outstanding principal amount of $249 million as of December 31, 2011.

•	“Pactiv 2018 Notes” refers to the 6.400% Notes due January 15, 2018 of Pactiv, with an outstanding principal amount of $16 million as of December 31, 2011.

•	“Rank Group” refers to Rank Group Limited, a private company based in New Zealand and wholly-owned by Mr. Graeme Hart, our strategic owner.

•	“Reynolds Consumer Products” refers to our consumer products segment, which (i) consisted of our Reynolds consumer products business prior to the Pactiv Acquisition and (ii) consists of our Reynolds consumer products business and our Hefty consumer products business following the Pactiv Acquisition.

•	“RGHL” refers to Reynolds Group Holdings Limited, the indirect parent of BP III and the Issuers, among others. RGHL guarantees the notes and the Senior Secured Credit Facilities.

•	“RGHL Combined Group” refers to RGHL and its consolidated subsidiaries, including Graham Packaging, Dopaco and Pactiv as a combined company, following the consummation of, and after giving pro forma effect to, the 2012 Refinancing Transactions, the Graham Packaging Transaction, the Dopaco Acquisition, the Pactiv Transaction, the 2011 Refinancing Transactions and the financing portion of the Evergreen Transaction. For information regarding the 2012 Refinancing Transactions, the Dopaco Acquisition, the Graham Packaging Transaction, the Pactiv Transaction, the 2011 Refinancing Transactions and the Evergreen Transaction, see “The Transactions.”

•	“RGHL Group” or “RGHL Group Successor” refers to RGHL and its consolidated subsidiaries after the Initial Evergreen Acquisition but prior to the Graham Packaging Transaction, unless the context otherwise requires.

•	“RGHL Group Predecessor” or “IP’s Bev Pack Business” refers to the beverage packaging business of IP before the Initial Evergreen Acquisition.

•	“senior notes” refers to the old senior notes and the new senior notes.

•	“Senior Secured Credit Facilities” refers to the $2,325 million senior secured U.S. term loans, the €250 million senior secured European term loans, the $120 million senior secured revolving credit facility and the €80 million senior secured revolving credit facility and, following the consummation of the Graham Packaging Transaction, also includes the New Incremental Senior Secured Credit Facilities.

•	“senior secured notes” refers to the old senior secured notes and the new senior secured notes.

•	“SIG” refers to our aseptic carton packaging segment.

•	“US Co-Issuer” refers to Reynolds Group Issuer LLC, an indirect wholly-owned subsidiary of RGHL and co-issuer of the notes.

•	“US Issuer” refers to Reynolds Group Issuer Inc., an indirect wholly-owned subsidiary of RGHL and co-issuer of the notes.

•	“US Issuers” refers to US Issuer and US Co-Issuer.

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ANNEX A

List of RGHL Subsidiaries

	Country of	Ownership	Voting	Guarantor/
	Incorporation	Interest (%)	Interest (%)	Non-Guarantor

Alusud Argentina S.R.L.	Argentina	100	100	Non-Guarantor
Graham Packaging Argentina S.A.	Argentina	100	100	Non-Guarantor
Graham Packaging San Martin S.A.	Argentina	100	100	Non-Guarantor
Lido Plast San Luis S.A.	Argentina	100	100	Non-Guarantor
SIG Combibloc Argentina S.R.L.	Argentina	100	100	Non-Guarantor
Whakatane Mill Australia Pty Limited	Australia	100	100	Guarantor
SIG Austria Holding GmbH	Austria	100	100	Guarantor
SIG Combibloc GmbH	Austria	100	100	Guarantor
SIG Combibloc GmbH & Co. KG	Austria	100	100	Guarantor
Gulf Closures W.L.L.	Bahrain	49	49	Non-Guarantor
Graham Packaging Belgium BVBA	Belgium	100	100	Non-Guarantor
Graham Packaging Lummen BVBA	Belgium	100	100	Non-Guarantor
Closure Systems International (Brazil) Sistemas de Vedacao Ltda.	Brazil	100	100	Guarantor
Graham Packaging do Brasil Industria e Comercio S.A.	Brazil	100	100	Non-Guarantor
Graham Packaging Parana, Ltda.	Brazil	100	100	Non-Guarantor
Resin Rio Comercio Ltda.	Brazil	100	100	Non-Guarantor
SIG Beverages Brasil Ltda.	Brazil	100	100	Guarantor
SIG Combibloc Do Brasil Ltda.	Brazil	100	100	Guarantor
CSI Latin American Holdings Corporation	British Virgin Islands	100	100	Guarantor
Reynolds Consumer Products Bulgaria EOOD	Bulgaria	100	100	Non-Guarantor
Evergreen Packaging Canada Company	Canada	100	100	Guarantor
Graham Packaging Canada Limited	Canada	100	100	Non-Guarantor
Pactiv Canada, Inc.	Canada	100	100	Guarantor
Alusud Embalajes Chile Ltda.	Chile	100	100	Non-Guarantor
SIG Combibloc Chile Limitada	Chile	100	100	Non-Guarantor
Closure Systems International (Guangzhou) Limited	China	100	100	Non-Guarantor
Closure Systems International (Wuhan) Limited	China	100	100	Non-Guarantor
CSI Closure Systems (Hangzhou) Co., Ltd.	China	100	100	Non-Guarantor
CSI Closure Systems (Tianjin) Co., Ltd.	China	100	100	Non-Guarantor
Dongguan Pactiv Packaging Co., Ltd.	China	51	51	Non-Guarantor
Evergreen Packaging (Shanghai) Co., Limited	China	100	100	Non-Guarantor
Graham Packaging Trading (Shanghai) Co., Ltd.	China	100	100	Non-Guarantor
Graham Packaging (Guangzhou) Co., Ltd.	China	100	100	Non-Guarantor
Reynolds Metals (Shanghai) Ltd.	China	100	100	Non-Guarantor
SIG Combibloc (Suzhou) Co. Ltd.	China	100	100	Non-Guarantor

1098

	Country of	Ownership	Voting	Guarantor/
	Incorporation	Interest (%)	Interest (%)	Non-Guarantor

Zhejiang Zhongbao Pactiv Packaging Co., Ltd.	China	62.5	62.5	Non-Guarantor
Alusud Embalajes Colombia Ltda.	Colombia	100	100	Non-Guarantor
CSI Closure Systems Manufacturing de Centro America, Sociedad de Responsabilidad Limitada	Costa Rica	100	100	Guarantor
SIG Combibloc s.r.o.	Czech Republic	100	100	Non-Guarantor
Closure Systems International (Egypt) LLC	Egypt	100	100	Non-Guarantor
Evergreen Packaging de El Salvador S.A. de C.V.	El Salvador	100	100	Non-Guarantor
Graham Packaging Company OY	Finland	100	100	Non-Guarantor
Graham Packaging Europe SNC	France	100	100	Non-Guarantor
Graham Packaging France, S.A.S.	France	100	100	Non-Guarantor
Graham Packaging Normandy S.A.R.L.	France	100	100	Non-Guarantor
Graham Packaging Villecomtal S.A.R.L.	France	100	100	Non-Guarantor
SIG Combibloc S.A.R.L.	France	100	100	Non-Guarantor
Closure Systems International Deutschland GmbH	Germany	100	100	Guarantor
Closure Systems International Holdings (Germany) GmbH	Germany	100	100	Guarantor
Omni-Pac Ekco GmbH Verpackungsmittel	Germany	100	100	Guarantor
Omni-Pac GmbH Verpackungsmittel	Germany	100	100	Guarantor
Pactiv Deutschland Holdinggesellschaft mbH	Germany	100	100	Guarantor
Pactiv Forest Products GmbH	Germany	100	100	Non-Guarantor
SIG Beteiligungs GmbH	Germany	100	100	Guarantor
SIG Beverages Germany GmbH	Germany	100	100	Guarantor
SIG Combibloc GmbH	Germany	100	100	Guarantor
SIG Combibloc Holding GmbH	Germany	100	100	Guarantor
SIG Combibloc Systems GmbH	Germany	100	100	Guarantor
SIG Combibloc Zerspanungstechnik GmbH	Germany	100	100	Guarantor
SIG Euro Holding AG & Co. KGaA	Germany	100	100	Guarantor
SIG Information Technology GmbH	Germany	100	100	Guarantor
SIG International Services GmbH	Germany	100	100	Guarantor
Crystal Insurance Comp. Ltd.	Guernsey	100	100	Non-Guarantor
SIG Asset Holdings Limited	Guernsey	100	100	Guarantor
Closure Systems International (Hong Kong) Limited	Hong Kong	100	100	Guarantor
Evergreen Packaging (Hong Kong) Limited	Hong Kong	100	100	Guarantor
Graham Packaging Asia Limited	Hong Kong	100	100	Non-Guarantor
Roots Investment Holding Private Limited	Hong Kong	100	100	Non-Guarantor
SIG Combibloc Limited	Hong Kong	100	100	Guarantor
CSI Hungary Manufacturing and Trading Limited Liability Company	Hungary	100	100	Guarantor
SIG Combibloc Kft.	Hungary	100	100	Non-Guarantor

1099

	Country of	Ownership	Voting	Guarantor/
	Incorporation	Interest (%)	Interest (%)	Non-Guarantor

Closure Systems International(I) Private Limited	India	100	100	Non-Guarantor
SIG Beverage Machinery and Systems (India) Pvt. Ltd. (In liquidation)	India	99.98	99.98	Non-Guarantor
PT Graham Packaging Indonesia	Indonesia	100	100	Non-Guarantor
Ha’Lakoach He’Neeman H’Sheeshim Ou’Shenayim Ltd.	Israel	100	100	Non-Guarantor
Graham Packaging Company Italia S.r.l.	Italy	100	100	Non-Guarantor
SIG Combibloc S.r.l	Italy	100	100	Non-Guarantor
S.I.P. S.r.l. Societa Imballaggi Plastici S.r.l. (In liquidation)	Italy	100	100	Non-Guarantor
Closure Systems International Holdings (Japan) KK	Japan	100	100	Guarantor
Closure Systems International Japan, Limited	Japan	100	100	Guarantor
Graham Packaging Japan Godo Kaisha	Japan	100	100	Non-Guarantor
Closure Systems International (Korea), Ltd.	Korea	100	100	Non-Guarantor
Evergreen Packaging Korea Limited	Korea	100	100	Non-Guarantor
SIG Combibloc Korea Ltd.	Korea	100	100	Non-Guarantor
Beverage Packaging Factoring (Luxembourg) S.à r.l	Luxembourg	100	100	Non-Guarantor
Beverage Packaging Holdings (Luxembourg) I S.A.	Luxembourg	100	100	Guarantor
Beverage Packaging Holdings (Luxembourg) II S.A.	Luxembourg	100	100	Non-Guarantor
Beverage Packaging Holdings (Luxembourg) III S.à r.l.	Luxembourg	100	100	Guarantor
Beverage Packaging Holdings (Luxembourg) IV S.à r.l	Luxembourg	100	100	Guarantor
Evergreen Packaging (Luxembourg) S.à r.l	Luxembourg	100	100	Guarantor
Graham Packaging European Holdings (Luxembourg) S.à r.l	Luxembourg	100	100	Non-Guarantor
Graham Packaging European Holdings (Luxembourg) I S.à r.l	Luxembourg	100	100	Non-Guarantor
Graham Packaging European Holdings (Luxembourg) II S.à r.l.	Luxembourg	100	100	Non-Guarantor
Reynolds Group Issuer (Luxembourg) S.A.	Luxembourg	100	100	Guarantor
Asesores y Consultores Graham, S. de R.L. de C.V.	Mexico	100	100	Non-Guarantor
Bienes Industriales del Norte, S.A. de C.V.	Mexico	100	100	Guarantor
CSI En Ensenada, S. de R.L. de C.V.	Mexico	100	100	Guarantor
CSI En Saltillo, S. de R.L. de C.V.	Mexico	100	100	Guarantor
CSI Tecniservicio, S. de R.L. de C.V.	Mexico	100	100	Guarantor
Evergreen Packaging Mexico, S. de R.L. de C.V.	Mexico	100	100	Guarantor
Graham Packaging Plastic Products de Mexico S. de R.L. de C.V.	Mexico	100	100	Non-Guarantor

1100

	Country of	Ownership	Voting	Guarantor/
	Incorporation	Interest (%)	Interest (%)	Non-Guarantor

Grupo Corporativo Jaguar, S.A. de C.V.	Mexico	100	100	Guarantor
Grupo CSI de México, S. de R.L. de C.V.	Mexico	100	100	Guarantor
Middle America M.A., S.A. de C.V. (In liquidation)	Mexico	100	100	Non-Guarantor
Pactiv Foodservice Mexico, S. de R.L. de C.V.	Mexico	100	100	Guarantor
Pactiv Mexico, S. de R.L. de C.V.	Mexico	100	100	Guarantor
Reynolds Metals Company de Mexico, S. de R.L.. de C.V.	Mexico	100	100	Guarantor
Servicio Terrestre Jaguar, S.A. de C.V.	Mexico	100	100	Guarantor
Servicios Industriales Jaguar, S.A. de C.V.	Mexico	100	100	Guarantor
Servicios Integrales de Operacion S.A. de C.V.	Mexico	100	100	Non-Guarantor
Servicios Graham Packaging S. de R.L. de C.V.	Mexico	100	100	Non-Guarantor
SIG Combibloc México S.A. de C.V.	Mexico	100	100	Non-Guarantor
SIG Simonazzi México S.A. de C.V. (In liquidation)	Mexico	100	100	Non-Guarantor
Tecnicos de Tapas Innovativas, S.A. de C.V.	Mexico	100	100	Guarantor
Closure Systems International Nepal Private Limited	Nepal	76	76	Non-Guarantor
Beverage Packaging Holdings (Netherlands) B.V.	Netherlands	100	100	Non-Guarantor
Closure Systems International B.V.	Netherlands	100	100	Guarantor
Evergreen Packaging International B.V.	Netherlands	100	100	Guarantor
Graham Packaging Company B.V.	Netherlands	100	100	Non-Guarantor
Graham Packaging Holdings B.V.	Netherlands	100	100	Non-Guarantor
Graham Packaging Zoetermeer B.V.	Netherlands	100	100	Non-Guarantor
Pactiv Europe B.V.	Netherlands	100	100	Non-Guarantor
Reynolds Consumer Products International B.V.	Netherlands	100	100	Guarantor
Reynolds Packaging International B.V.	Netherlands	100	100	Guarantor
SIG Combibloc B.V.	Netherlands	100	100	Non-Guarantor
Whakatane Mill Limited	New Zealand	100	100	Guarantor
Alusud Peru S.A.	Peru	100	100	Non-Guarantor
Closure Systems International (Philippines), Inc.	Philippines	100	100	Non-Guarantor
Graham Packaging Poland Sp. z.o.o.	Poland	100	100	Non-Guarantor
Omni Pac Poland Sp. z.o.o.	Poland	100	100	Non-Guarantor
SIG Combibloc Sp. z.o.o.	Poland	100	100	Non-Guarantor
CSI Vostok Limited Liability Company	Russia	100	100	Non-Guarantor
OOO SIG Combibloc	Russia	100	100	Non-Guarantor
Pactiv Asia Pte Ltd.	Singapore	100	100	Non-Guarantor
Closure Systems International España, S.L.U	Spain	100	100	Non-Guarantor
Closure Systems International Holdings (Spain), S.A.	Spain	100	100	Non-Guarantor

1101

	Country of	Ownership	Voting	Guarantor/
	Incorporation	Interest (%)	Interest (%)	Non-Guarantor

Graham Packaging Iberica S.L.	Spain	100	100	Non-Guarantor
Reynolds Food Packaging Spain, S.L.U.	Spain	100	100	Non-Guarantor
SIG Combibloc S.A.	Spain	100	100	Non-Guarantor
SIG Combibloc AB	Sweden	100	100	Non-Guarantor
SIG allCap AG	Switzerland	100	100	Guarantor
SIG Combibloc Procurement AG	Switzerland	100	100	Guarantor
SIG Combibloc (Schweiz) AG	Switzerland	100	100	Guarantor
SIG Combibloc Group AG	Switzerland	100	100	Guarantor
SIG Reinag AG	Switzerland	100	100	Guarantor
SIG Schweizerische Industrie-Gesellschaft AG	Switzerland	100	100	Guarantor
SIG Technology AG	Switzerland	100	100	Guarantor
Evergreen Packaging (Taiwan) Co. Limited	Taiwan	100	100	Non-Guarantor
SIG Combibloc Taiwan Ltd.	Taiwan	100	100	Non-Guarantor
SIG Combibloc Ltd.	Thailand	100	100	Guarantor
Closure Systems International Plastik Ithalat Ihracat Sanayi Ve Ticaret Limited Sirketi	Turkey	100	100	Non-Guarantor
Graham Plastpak Plastik Ambalaj Sanayi A.S.	Turkey	100	100	Non-Guarantor
SIG Combibloc Paketleme Ve Ticaret Limited Sirketi	Turkey	100	100	Non-Guarantor
Baker’s Choice Products, Inc.	U.S.A.	100	100	Guarantor
BCP/Graham Holdings L.L.C.	U.S.A.	100	100	Guarantor
Blue Ridge Holding Corp.	U.S.A.	100	100	Guarantor
Blue Ridge Paper Products Inc.	U.S.A.	100	100	Guarantor
BRPP, LLC	U.S.A.	100	100	Guarantor
Closure Systems International Americas, Inc.	U.S.A.	100	100	Guarantor
Closure Systems International Holdings Inc.	U.S.A.	100	100	Guarantor
Closure Systems International Inc.	U.S.A.	100	100	Guarantor
Closure Systems International Packaging Machinery, Inc.	U.S.A.	100	100	Guarantor
Closure Systems Mexico Holdings LLC	U.S.A.	100	100	Guarantor
Coast-Packaging Company (California General Partnership)	U.S.A.	50	50	Non-Guarantor
CSI Mexico LLC	U.S.A.	100	100	Guarantor
CSI Sales & Technical Services Inc.	U.S.A.	100	100	Guarantor
Dopaco, Inc.	U.S.A.	100	100	Guarantor
Evergreen Packaging Inc.	U.S.A.	100	100	Guarantor
Evergreen Packaging International (US) Inc.	U.S.A.	100	100	Guarantor
Evergreen Packaging USA Inc.	U.S.A.	100	100	Guarantor
Graham Packaging Acquisition Corp.	U.S.A.	100	100	Guarantor
Graham Packaging GP Acquisition LLC	U.S.A.	100	100	Guarantor
Graham Packaging Comerc USA LLC	U.S.A.	100	100	Non-Guarantor
Graham Packaging Company Europe LLC	U.S.A.	100	100	Non-Guarantor

1102

	Country of	Ownership	Voting	Guarantor/
	Incorporation	Interest (%)	Interest (%)	Non-Guarantor

Graham Packaging Company Inc.	U.S.A.	100	100	Guarantor
Graham Packaging Company, L.P.	U.S.A.	100	100	Guarantor
Graham Packaging Controllers USA LLC	U.S.A.	100	100	Non-Guarantor
Graham Packaging France Partners	U.S.A.	100	100	Non-Guarantor
Graham Packaging Holdings Company	U.S.A.	100	100	Guarantor
Graham Packaging International Plastic Products Inc.	U.S.A.	100	100	Non-Guarantor
Graham Packaging Latin America, LLC	U.S.A.	100	100	Non-Guarantor
Graham Packaging LC, L.P.	U.S.A.	100	100	Guarantor
Graham Packaging Leasing USA LLC	U.S.A.	100	100	Non-Guarantor
Graham Packaging LP Acquisition LLC	U.S.A.	100	100	Guarantor
Graham Packaging Minster LLC	U.S.A.	100	100	Guarantor
Graham Packaging PET Technologies Inc.	U.S.A.	100	100	Guarantor
Graham Packaging Plastic Products Inc.	U.S.A.	100	100	Guarantor
Graham Packaging Poland, L.P.	U.S.A.	100	100	Non-Guarantor
Graham Packaging PX Company	U.S.A.	100	100	Guarantor
Graham Packaging PX Holding Corporation	U.S.A.	100	100	Guarantor
Graham Packaging PX, LLC	U.S.A.	100	100	Guarantor
Graham Packaging Regioplast STS Inc.	U.S.A.	100	100	Guarantor
Graham Packaging Technological Specialties LLC	U.S.A.	100	100	Non-Guarantor
Graham Packaging West Jordan, LLC	U.S.A.	100	100	Guarantor
Graham Recycling Company L.P.	U.S.A.	100	100	Guarantor
GPACSUB LLC	U.S.A.	100	100	Guarantor
GPC Capital Corp. I	U.S.A.	100	100	Guarantor
GPC Capital Corp. II	U.S.A.	100	100	Guarantor
GPC Holdings LLC	U.S.A.	100	100	Guarantor
GPC Opco GP LLC	U.S.A.	100	100	Guarantor
GPC Sub GP LLC	U.S.A.	100	100	Guarantor
Newspring Industrial Corp.	U.S.A.	100	100	Guarantor
Pactiv Factoring LLC	U.S.A.	100	100	Guarantor
Pactiv Germany Holdings, Inc.	U.S.A.	100	100	Guarantor
Pactiv International Holdings Inc.	U.S.A.	100	100	Guarantor
Pactiv LLC	U.S.A.	100	100	Guarantor
Pactiv Management Company LLC	U.S.A.	100	100	Guarantor
Pactiv NA II LLC	U.S.A.	100	100	Non-Guarantor
Pactiv Retirement Administration LLC	U.S.A.	100	100	Guarantor
Pactiv RSA LLC	U.S.A.	100	100	Guarantor
PCA West Inc.	U.S.A.	100	100	Guarantor
Prairie Packaging, Inc.	U.S.A.	100	100	Guarantor
PWP Holdings, Inc.	U.S.A.	100	100	Guarantor
PWP Industries, Inc.	U.S.A.	100	100	Guarantor
RenPac Holdings Inc.	U.S.A.	100	100	Guarantor
Reynolds Consumer Products Holdings LLC	U.S.A.	100	100	Guarantor

1103

	Country of	Ownership	Voting	Guarantor/
	Incorporation	Interest (%)	Interest (%)	Non-Guarantor

Reynolds Consumer Products Inc.	U.S.A.	100	100	Guarantor
Reynolds Flexible Packaging Inc.	U.S.A.	100	100	Guarantor
Reynolds Food Packaging LLC	U.S.A.	100	100	Guarantor
Reynolds Group Holdings Inc.	U.S.A.	100	100	Guarantor
Reynolds Group Issuer Inc.	U.S.A.	100	100	Guarantor
Reynolds Group Issuer LLC	U.S.A.	100	100	Guarantor
Reynolds Manufacturing, Inc.	U.S.A.	100	100	Guarantor
Reynolds Packaging Holdings LLC	U.S.A.	100	100	Guarantor
Reynolds Packaging Kama Inc.	U.S.A.	100	100	Guarantor
Reynolds Packaging LLC	U.S.A.	100	100	Guarantor
Reynolds Presto Products Inc.	U.S.A.	100	100	Guarantor
Reynolds Services Inc.	U.S.A.	100	100	Guarantor
SIG Combibloc Inc.	U.S.A.	100	100	Guarantor
SIG Holding USA, LLC	U.S.A.	100	100	Guarantor
Southern Plastics, Inc.	U.S.A.	100	100	Guarantor
Ultra Pac, Inc.	U.S.A.	100	100	Guarantor
Alpha Products (Bristol) Limited	United Kingdom	100	100	Non-Guarantor
Closure Systems International (UK) Limited	United Kingdom	100	100	Guarantor
Graham Packaging European Services, Ltd.	United Kingdom	100	100	Non-Guarantor
Graham Packaging Plastics Limited	United Kingdom	100	100	Non-Guarantor
Graham Packaging U.K. Limited	United Kingdom	100	100	Non-Guarantor
IVEX Holdings, Ltd.	United Kingdom	100	100	Guarantor
J. & W. Baldwin (Holdings) Limited	United Kingdom	100	100	Guarantor
Kama Europe Limited	United Kingdom	100	100	Guarantor
Omni-Pac UK Limited	United Kingdom	100	100	Guarantor
Pactiv (Caerphilly) Limited	United Kingdom	100	100	Non-Guarantor
Pactiv (Films) Limited	United Kingdom	100	100	Non-Guarantor
Pactiv (Stanley) Limited (In liquidation)	United Kingdom	100	100	Non-Guarantor
Pactiv Limited (In liquidation)	United Kingdom	100	100	Non-Guarantor
Reynolds Consumer Products (UK) Limited	United Kingdom	100	100	Guarantor
Reynolds Subco (UK) Limited	United Kingdom	100	100	Guarantor
SIG Combibloc Limited	United Kingdom	100	100	Guarantor
SIG Holdings (UK) Ltd.	United Kingdom	100	100	Guarantor
The Baldwin Group Ltd.	United Kingdom	100	100	Guarantor
Alusud Venezuela S.A.	Venezuela	100	100	Non-Guarantor
Graham Packaging Plasticos de Venezuela C.A	Venezuela	100	100	Non-Guarantor
SIG Vietnam Ltd.	Vietnam	100	100	Non-Guarantor

1104

Dopaco Combined financial statements May 1, 2011, December 26, 2010 and December 27, 2009*	F-408
Report of Independent Registered Public Accounting Firm	F-409
Combined balance sheets	F-410
Combined statements of earnings	F-411
Combined statements of comprehensive income	F-412
Combined statements of invested equity	F-413
Combined statements of cash flows	F-414
Notes to combined financial statements	F-415
Graham Packaging Company Inc. interim unaudited condensed financial statements for the three and six month periods ended June 30, 2011 and June 30, 2010*	F-437
Condensed consolidated balance sheets (unaudited)	F-438
Condensed consolidated statements of operations (unaudited)	F-439
Condensed consolidated statements of comprehensive income (loss) (unaudited)	F-440
Condensed consolidated statements of cash flows (unaudited)	F-441
Notes to condensed consolidated financial statements (unaudited)	F-442
Graham Packaging Company Inc. financial statements for the period ended December 31, 2010*	F-478
Report of Independent Registered Public Accounting Firm	F-479
Consolidated balance sheets	F-480
Consolidated statements of operations	F-481
Consolidated statements of comprehensive income (loss)	F-482
Consolidated statements of equity (deficit)	F-483
Consolidated statements of cash flows	F-484
Notes to consolidated financial statements	F-485

*	Refer to “Summary—Presentation of Financial Information” for information concerning the requirements for the inclusion of these financial statements.

Reynolds Group Holdings Limited

Financial statements for the period ended

December 31, 2011

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of Reynolds Group Holdings Limited:

In our opinion, the accompanying statements of financial position and the related statements of comprehensive income, statements of changes in equity and statements of cash flows present fairly, in all material respects, the financial position of Reynolds Group Holdings Limited and its subsidiaries (the “Company”) at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Chicago, Illinois
March 28, 2012

Reynolds Group Holdings Limited

Statements of comprehensive income

		For the period ended December 31,
	Note	2011	2010	2009
		(In $ million)

Revenue	7	11,789	6,774	5,910
Cost of sales	*	(9,725)	(5,524)	(4,691)

Gross profit		2,064	1,250	1,219
Other income	8	87	102	201
Selling, marketing and distribution expenses	*	(347)	(231)	(211)
General and administration expenses	*	(628)	(392)	(366)
Other expenses	10	(268)	(80)	(96)
Share of profit of associates and joint ventures, net of income tax	23	17	18	11

Profit from operating activities		925	667	758

Financial income	12	22	66	21
Financial expenses	12	(1,420)	(752)	(513)

Net financial expenses		(1,398)	(686)	(492)

Income (loss) before income tax		(473)	(19)	266
Income tax benefit (expense)	13	56	(78)	(149)

Profit (loss) for the period		(417)	(97)	117

Other comprehensive income (loss) for the period, net of income tax
Cash flow hedges		—	—	12
Exchange differences on translating foreign operations		(22)	243	(29)
Transfers from foreign currency translation reserve to profit and loss		—	49	—

Total other comprehensive income (loss) for the period, net of income tax	14	(22)	292	(17)

Total comprehensive income (loss) for the period		(439)	195	100

Profit (loss) attributable to:
Equity holder of the Group		(419)	(97)	117
Non-controlling interests		2	—	—

		(417)	(97)	117

Total other comprehensive income (loss) attributable to:
Equity holder of the Group		(21)	293	(17)
Non-controlling interests		(1)	(1)	—

		(22)	292	(17)

*	For information on expenses by nature, refer to notes 9, 11, 16, 18, 19, 22, and 34.

The statements of comprehensive income should be read in conjunction with the notes to the financial statements.

Reynolds Group Holdings Limited
Statements of financial position

		As of December 31,
	Note	2011	2010
		(In $ million)

Assets
Cash and cash equivalents	15	597	664
Trade and other receivables	16	1,506	1,150
Inventories	18	1,773	1,281
Current tax assets	21	39	109
Assets held for sale	17	70	18
Derivatives	29	1	12
Other assets		68	62

Total current assets		4,054	3,296

Non-current receivables	16	321	303
Investments in associates and joint ventures	23	119	110
Deferred tax assets	21	27	23
Property, plant and equipment	19	4,535	3,266
Investment properties	20	29	68
Intangible assets	22	12,531	8,748
Derivatives	29	122	87
Other assets		150	75

Total non-current assets		17,834	12,680

Total assets		21,888	15,976

Liabilities
Bank overdrafts		3	12
Trade and other payables	24	1,758	1,246
Liabilities directly associated with assets held for sale	17	20	—
Borrowings	25	521	141
Current tax liabilities	21	164	146
Derivatives	29	16	1
Employee benefits	26	227	195
Provisions	27	98	74

Total current liabilities		2,807	1,815

Non-current payables	24	33	9
Borrowings	25	16,625	11,701
Deferred tax liabilities	21	1,539	1,130
Employee benefits	26	934	971
Provisions	27	127	86

Total non-current liabilities		19,258	13,897

Total liabilities		22,065	15,712

Net assets (liabilities)		(177)	264

Equity (deficit)
Share capital	28	1,695	1,695
Reserves	28	(1,213)	(1,192)
Accumulated losses		(681)	(262)

Equity (deficit) attributable to equity holder of the Group		(199)	241
Non-controlling interests		22	23

Total equity (deficit)		(177)	264

The statements of financial position should be read in conjunction with the notes to the financial statements.

Reynolds Group Holdings Limited

Statements of changes in equity

							Equity (deficit)
							attributable
			Translation				to equity	Non-
		Share	of foreign	Other	Hedge	Accumulated	holder	controlling
	Note	capital	operations	reserves	reserve	losses	of the group	interests	Total
	(In $ million)

Balance at the beginning of the period (January 1, 2009)		1,092	105	71	(12)	(246)	1,010	17	1,027
Issue of shares (net of issue costs)	28	1,670	—	—	—	—	1,670	—	1,670
Total comprehensive income for the period:
Profit after tax		—	—	—	—	117	117	—	117
Exchange differences on translating foreign operations		—	(29)	—	—	—	(29)	—	(29)
Cash flow hedges		—	—	—	12	—	12	—	12

Total comprehensive income for the period		—	(29)	—	12	117	100	—	100
Common control transactions	32	(1,108)	—	(584)	—	—	(1,692)	—	(1,692)
Dividends paid to non-controlling interests		—	—	—	—	—	—	(1)	(1)

Balance as of December 31, 2009		1,654	76	(513)	—	(129)	1,088	16	1,104

Balance at the beginning of the period (January 1, 2010)		1,654	76	(513)	—	(129)	1,088	16	1,104
Issue of shares (net of issue costs)	28	947	—	—	—	—	947	—	947
Total comprehensive income for the period:
Loss after tax		—	—	—	—	(97)	(97)	—	(97)
Exchange differences on translating foreign operations		—	293	—	—	—	293	(1)	292

Total comprehensive income for the period		—	293	—	—	(97)	196	(1)	195
Common control transactions	32	(906)	—	(1,048)	—	—	(1,954)	—	(1,954)
Purchase of non-controlling interest		—	—	—	—	3	3	(5)	(2)
Non-controlling interests acquired through business combinations		—	—	—	—	—	—	18	18
Disposal of business		—	—	—	—	—	—	(3)	(3)
Dividends paid	28	—	—	—	—	(39)	(39)	(2)	(41)

Balance as of December 31, 2010		1,695	369	(1,561)	—	(262)	241	23	264

Balance at the beginning of the period (January 1, 2011)		1,695	369	(1,561)		(262)	241	23	264
Total comprehensive loss for the period:
Loss after tax		—	—	—	—	(419)	(419)	2	(417)
Exchange differences on translating foreign operations		—	(21)	—	—	—	(21)	(1)	(22)

Total comprehensive loss for the period		—	(21)	—	—	(419)	(440)	1	(439)
Dividends paid		—	—	—	—	—	—	(2)	(2)

Balance as of December 31, 2011		1,695	348	(1,561)	—	(681)	(199)	22	(177)

The statements of changes in equity should be read in conjunction with the notes to the financial statements.

Reynolds Group Holdings Limited

Statements of cash flows

		For the period ended December 31,
	Note	2011	2010	2009
		(In $ million)

Cash flows from operating activities
Cash received from customers		11,486	6,798	6,081
Cash paid to suppliers and employees		(9,868)	(5,635)	(4,941)
Interest paid		(1,003)	(451)	(262)
Income taxes paid, net of refunds received		(88)	(125)	(108)
Change of control payment and other acquisition costs		(84)	(181)	—
Payment to related party for use of tax losses		—	(23)	—

Net cash from operating activities		443	383	770

Cash flows used in investing activities
Purchase of Whakatane Mill		—	(46)	—
Acquisition of property, plant and equipment and investment properties		(511)	(319)	(244)
Proceeds from sale of property, plant and equipment, investment properties and other assets		71	32	41
Acquisition of intangible assets		(9)	(18)	(48)
Acquisition of businesses, net of cash acquired	33	(2,048)	(4,386)	4
Disposal of businesses, net of cash disposed		—	33	—
Disposal of other investments		—	10	4
Pre-acquisition advance to Graham Packaging		(20)	—	—
Receipt of related party advances		—	97	103
Interest received		7	5	4
Dividends received from joint ventures		8	4	1

Net cash used in investing activities		(2,502)	(4,588)	(135)

Cash flows from (used in) financing activities
Acquisitions of business under common control		—	(1,958)	(1,687)
Drawdown of loans and borrowings:
August 2011 Credit Agreement		4,666	—	—
August 2011 Notes		2,482	—	—
February 2011 Notes		2,000	—	—
October 2010 Notes		—	3,000	—
May 2010 Notes		—	1,000	—
2009 Notes		—	—	1,789
2009 Credit Agreement		10	2,820	1,404
Other borrowings		13	2	100
Repayment of loans and borrowings:
2011 Credit Agreement		(75)	—	—
2009 Credit Agreement		(4,168)	(38)	—
Graham Packaging borrowings acquired	33	(1,935)	—	—
Graham Packaging 2017 Notes		(239)	—	—
Graham Packaging 2018 Notes		(231)	—	—
Pactiv borrowings acquired		—	(397)	—
Blue Ridge Facility		—	(43)	—
2008 Reynolds Senior Credit Facilities		—	—	(1,500)
2007 SIG Senior Credit Facilities		—	—	(742)
CHH Facility		—	—	(13)
Other borrowings		(4)	(4)	(127)
Payment of liabilities arising from Graham Packaging Acquisition		(252)	—	—
Premium on Graham Packaging 2017 and 2018 Notes		(5)	—	—
Proceeds from issues of share capital		—	322	578
Proceeds from related party borrowings		25	—	68
Repayment of related party borrowings		—	—	(180)
Payment of transaction costs		(279)	(317)	(190)
Purchase of non-controlling interests		—	(3)	—
Dividends paid to related parties and non-controlling interests		(2)	(39)	(1)

Net cash from (used in) financing activities		2,006	4,345	(501)

Net increase (decrease) in cash and cash equivalents		(53)	140	134
Cash and cash equivalents at the beginning of the period		652	514	383
Effect of exchange rate fluctuations on cash held		(5)	(2)	(3)

Cash and cash equivalents as of December 31		594	652	514

Cash and cash equivalents comprise
Cash and cash equivalents		597	664	515
Bank overdrafts		(3)	(12)	(1)

Cash and cash equivalents as of December 31		594	652	514

The statements of cash flows should be read in conjunction with the notes to the financial statements.

Reynolds Group Holdings Limited

Statements of cash flows (Continued)

Reconciliation of the profit for the period with the net cash from operating activities

	For the period ended December 31,
	2011	2010	2009
	(In $ million)

Profit (loss) for the period	(417)	(97)	117
Adjustments for:
Depreciation of property, plant and equipment	650	317	331
Depreciation of investment properties	1	2	2
Asset impairment charges	12	29	13
Amortization of intangible assets	321	185	169
Net foreign currency exchange loss	7	3	3
Change in fair value of derivatives	26	(4)	(129)
Loss (gain) on sale of property, plant and equipment and non-current assets	1	(5)	(4)
Gains on sale of businesses and investment properties	(5)	(16)	—
CSI Americas gain on acquisition	—	(10)	—
Net financial expenses	1,398	686	492
Share of profit of equity accounted investees	(17)	(18)	(11)
Income tax (benefit) expense	(56)	78	149
Interest paid	(1,003)	(451)	(262)
Income taxes paid, net of refunds received	(88)	(125)	(108)
Change in trade and other receivables	(56)	(45)	(43)
Change in inventories	(171)	41	92
Change in trade and other payables	(6)	13	(24)
Change in provisions and employee benefits	(154)	(202)	6
Change in other assets and liabilities	—	2	(23)

Net cash from operating activities	443	383	770

Significant non-cash financing and investing activities

During the period ended December 31, 2011, related party interest income of $16 million (2010: $14 million; 2009: $12 million) was capitalized as part of the non-current related party receivable balance. Refer to note 30.

During the period ended December 31, 2010, Evergreen Packaging Inc. (“EPI”) issued shares to Evergreen Packaging US, its parent company at the time of issue, in exchange for the novation of external borrowings, net of debt issue costs, in amounts of CA$30 million ($29 million), NZ$776 million ($568 million) and $28 million.

During the period ended December 31, 2009, the Company issued shares in exchange for the repayment of certain related party borrowings in the amount of NZ$60 million ($41 million). Further, the Company issued shares in exchange for the novation of certain related party borrowings in the amount of NZ$1,047 million ($749 million).

During the period ended December 31, 2009, Evergreen Packaging International B.V.’s (“EPIBV”) parent company at the time, Evergreen Packaging (Antiilles) N.V., contributed €47 million ($61 million) as a non-stipulated share premium without the issuance of shares.

The statements of cash flows should be read in conjunction with the notes to the financial statements.

Reynolds Group Holdings Limited

Statements of cash flows (Continued)

Acquisitions and disposals of businesses

	For the period ended December 31,
	2011		2010		2009
	Acquisitions	Disposals	Acquisitions	Disposals	Acquisitions*	Disposals
	(In $ million)

Inflow (outflow) of cash:
Cash receipts (payments)	(2,192)	—	(4,488)	33	4	—
Net cash (bank overdraft) acquired (disposed of)	144	—	102	—	—	—
Consideration received, satisfied in notes receivable	—	—	—	14	—	—
Consideration subject to post-closing adjustments*	—	—	—	1	3	—

	(2,048)	—	(4,386)	48	7	—
Cash and cash equivalents, net of bank overdrafts	(144)	—	(102)	—	—	—
Net gain on sale before reclassification from foreign currency translation reserve	—	—	—	(10)	—	—
Amounts reclassified from foreign currency translation reserve	—	—	—	1	—	—

Net assets (acquired) disposed of	(2,192)	—	(4,488)	39	7	—

Details of net assets (acquired) disposed of:
Cash and cash equivalents, net of bank overdrafts	(144)	—	(102)	—	—	—
Trade and other receivables	(371)	—	(475)	12	—	—
Current tax assets	(4)	—	(49)	—	—	—
Assets held for sale	(10)	—	—	—	—	—
Inventories	(359)	—	(557)	8	—	—
Derivative assets	(9)	—	—	—	—	—
Deferred tax assets	(12)	—	(38)	—	—	—
Property, plant and equipment	(1,525)	—	(1,443)	23	—	—
Intangible assets (excluding goodwill)	(2,462)	—	(2,719)	—	—	—
Goodwill	(1,735)	—	(2,931)	—	7	—
Other current and non-current assets	(25)	—	(60)	—	—	—
Investment in associates and joint ventures	(1)	—	—	3	—	—
Trade and other payables	717	—	425	(8)	—	—
Current tax liabilities	43	—	—	—	—	—
Loans and borrowings	2,852	—	1,485	—	—	—
Deferred tax liabilities	628	—	877	—	—	—
Provisions and employee benefits	225	—	1,071	—	—	—

Net assets (acquired)/disposed of	(2,192)	—	(4,516)	38	7	—
Gain on acquisition	—	—	10	—	—	—
Amounts reclassified from foreign currency translation reserve	—	—	—	1	—	—
Non-controlling interests	—	—	18	—	—	—

	(2,192)	—	(4,488)	39	7	—

Refer to note 33 for further details of acquisitions.

*	The cash paid in 2009 was for the post-closing adjustments relating to the acquisition of CSI Guadalajara.

The statements of cash flows should be read in conjunction with the notes to the financial statements.

Reynolds Group Holdings Limited

Notes to the financial statements
For the period ended December 31, 2011

1.	Reporting entity

Reynolds Group Holdings Limited (the “Company”) is a company domiciled in New Zealand and registered under the Companies Act 1993.

The financial statements of Reynolds Group Holdings Limited as of and for the period ended December 31, 2011, comprise the Company and its subsidiaries and their interests in associates and jointly controlled entities. Collectively, these entities are referred to as “the Group”.

The Group is principally engaged in the manufacture and supply of consumer food and beverage packaging and storage products, primarily in North America, Europe, Asia and South America.

The address of the registered office of the Company is c/o: Bell Gully, Level 22, Vero Centre, 48 Shortland Street, Auckland, New Zealand.

2.	Basis of preparation

2.1  Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and “IFRIC Interpretations” as issued by the International Accounting Standards Board (“IASB”).

The financial statements were approved by the Board of Directors (the “Directors”) on March 28, 2012 in Chicago, Illinois (March 29, 2012 in Auckland, New Zealand).

2.2  Going concern

The financial statements have been prepared using the going concern assumption.

The statement of financial position as of December 31, 2011 presents negative equity of $177 million compared to positive equity of $264 million as of December 31, 2010. The movement to negative equity is primarily attributable to the current period loss. The total equity was reduced by the Group’s accounting for the common control acquisitions of the Closures segment and Reynolds consumer products business in 2009, and of the Evergreen segment and Reynolds foodservice packaging business in 2010. The Group accounts for acquisitions under common control of its ultimate shareholder, Mr. Graeme Hart, using the carry-over or book value method. Under the carry-over or book value method, the business combinations do not change the historical carrying value of the assets and liabilities of the businesses acquired. The excess of the purchase price over the carrying values of the share capital acquired is recognized as a reduction to equity. As of December 31, 2011, the common control transactions had generated a cumulative reduction to equity of $1,561 million.

2.3  Basis of measurement

The financial statements have been prepared under the historical cost convention except for:

•	certain components of inventory which are measured at net realizable value;

•	defined benefit pension plan liabilities and post-employment medical plan liabilities which are measured under the projected unit credit method; and

•	certain assets and liabilities, such as derivatives, which are measured at fair value.

Information disclosed in the statement of comprehensive income, statement of changes in equity and statement of cash flows for the current period is for the twelve month period ended December 31, 2011.

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

2.	Basis of preparation (continued)

Information for the comparative periods is for the twelve month periods ended December 31, 2010 and December 31, 2009.

2.4  Presentation currency

These financial statements are presented in US dollars (“$”), which is the Group’s presentation currency.

2.5  Use of estimates and judgements

The preparation of financial statements requires the Directors and management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses and disclosure of contingent assets and liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods.

Information about the significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is described in note 4.

2.6  Comparative information

During the year, the Group made an adjustment to correct an understatement of the pension plan asset for one of the SIG segment’s defined benefit pension plans. The understated pension plan asset existed from the date of acquisition of the SIG segment in May 2007. This adjustment reduced net income in the Corporate/Unallocated segment by $6 million for the period ended December 31, 2011, and reduced goodwill by $53 million, increased other non-current assets by $56 million and increased deferred income tax liabilities by $9 million as of December 31, 2011. This adjustment has no effect on the statement of cash flows and no effect on the Group’s Adjusted EBITDA for the period ended December 31, 2011, or any previously reported period. Further, the plan asset understatement did not have a material impact on any current or previously reported financial statements.

As disclosed in note 32, indirect subsidiaries of the Company acquired the business operations of the Closures segment and the Reynolds consumer products business on November 5, 2009. On May 4, 2010, indirect subsidiaries of the Company acquired the business operations of Evergreen. On September 1, 2010 indirect subsidiaries of the Company acquired the business operations of the Reynolds foodservice packaging business. Prior to these transactions, these businesses were under the common ownership of the ultimate sole shareholder, Mr. Graeme Hart. This type of transaction is defined as a business combination under common control, which falls outside of the scope of IFRS 3 (revised) “Business Combinations”. In accordance with the Group’s accounting policy for business combinations under common control, as outlined in note 3.1(d), the Group has compiled the comparative financial information as if the acquisition transactions had occurred from the earliest point that common control commenced.

2.7  Presentation of expenses by nature

Expenses in the statements of comprehensive income are presented by function. Supplemental disclosure of expenses by nature is presented in notes 9, 10, 11, 16, 18, 19, 22 and 34. The components of the Group’s expenses not disclosed by nature in those notes primarily include energy consumption costs, freight costs, repairs and maintenance, other consultancy costs and professional fees, travel and entertainment, and

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

2.	Basis of preparation (continued)

advertising costs. None of these other types of expenses have an individually significant impact on the Group’s statements of comprehensive income for any period presented.

3.  Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these financial statements by all Group entities.

3.1  Basis of consolidation

(a)  Subsidiaries

Subsidiaries are entities controlled by the parent of the Group. Control exists when the parent of the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date control (or effective control) commences until the date that control ceases.

The Group has adopted IFRS 3 (revised) “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements” (2008) for each acquisition or business combination occurring on or after January 1, 2010. All business combinations occurring on or after January 1, 2010 are accounted for using the acquisition method, while those prior to this date are accounted for using the purchase method.

The acquisition method of accounting is used to account for the acquisition of third party subsidiaries and businesses by the Group for transactions completed on or after January 1, 2010. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of the acquisition, including the fair value of any contingent consideration and share-based payment awards (as measured in accordance with IFRS 2 “Share Based Payments”) of the acquiree that are mandatorily replaced as a result of the transaction. Transaction costs that the Group incurs in connection with an acquisition are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at their fair value at the acquisition date, irrespective of the extent of any non-controlling interests. Non-controlling interests are initially recognized at their proportionate share of the fair value of the net assets acquired.

During the measurement period an acquirer can report provisional information for a business combination if by the end of the reporting period in which the combination occurs the accounting is incomplete. The measurement period, however, ends at the earlier of when the acquirer has received all of the necessary information to determine the fair values or one year from the date of the acquisition.

The purchase method of accounting is used to account for the acquisition of subsidiaries and businesses by the Group for transactions completed prior to January 1, 2010. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of the acquisition, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date, irrespective of the extent of any minority interests. Final values for a business combination are determined within twelve months of the date of the acquisition.

Refer to note 33 for disclosure of acquisitions in the current and comparative financial periods.

(b)  Associates

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies (generally accompanying a shareholding of between 20% and 50% of the

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

3.  Significant accounting policies (continued)

voting rights). Investments in associates are accounted for using the equity method of accounting (equity accounted investees) and are initially recognized at cost. Investments in associates include goodwill identified on acquisition, net of accumulated impairment losses (if any).

The Group’s share of its associates’ post-acquisition profits or losses and movements in other comprehensive income is recognized in the Group’s statement of comprehensive income after adjustments (as required) are made to align the accounting policies of the associate with those of the Group. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has a financial obligation or has made payments on behalf of the investee.

(c)  Joint Ventures

Joint ventures are those operations, entities or assets in which the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic, financial and operating decisions. Interests in jointly controlled entities are accounted for using the equity method of accounting (as described in note 3.1(b)).

Interests in jointly controlled assets and operations are reported in the financial statements by including the Group’s share of assets employed in the joint venture, the share of liabilities incurred in relation to the joint venture and the share of any expenses incurred in relation to the joint venture in their respective classification categories. Movements in reserves of joint ventures attributable to the Group are recognized in other comprehensive income in the statement of comprehensive income.

(d)  Transactions between entities under common control

Common control transactions arise between entities that are under the ultimate ownership of the common sole shareholder, Mr. Graeme Hart.

Certain transactions between entities that are under common control may not be transacted on an arm’s length basis. Any gains or losses on these types of transactions are recognized directly in equity. Examples of such transactions include but are not limited to:

•	debt forgiveness transactions;

•	transfer of assets for greater than or less than fair value; and

•	acquisition or disposal of subsidiaries for no consideration or consideration greater than or less than fair value.

Acquisitions of entities under common control are accounted for as follows:

•	predecessor value method requires the financial statements to be prepared using predecessor book values without any step up to fair values;

•	premium or discount on acquisition is calculated as the difference between the total consideration paid and the book value of the issued capital of the acquired entity, and is recognized directly in equity as a component of a separate reserve;

•	the financial statements incorporate the acquired entities’ results as if the acquirer and the acquiree had always been combined; and

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

3.  Significant accounting policies (continued)

•	the results of operations and cash flows of the acquired entity are included on a restated basis in the financial statements from the date that common control originally commenced (i.e. from the date the business was acquired by Mr. Graeme Hart) as though the entities had always been combined from the common control date forward.

(e)  Transactions eliminated on consolidation

Intra-group balances and unrealized items of income and expense arising from intra-group transactions are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same manner as gains, but only to the extent that there is no evidence of impairment.

(f)  Transactions with non-controlling interests

The Group accounts for transactions with non-controlling interests as transactions with the equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss. If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate.

3.2  Foreign currency

(a)  Functional currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company is NZ$.

(b)  Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency of the respective entities at the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at historical cost are translated to the functional currency of the respective entities at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency of the respective entities at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on translation are recognized in the statement of comprehensive income as a component of the profit or loss, except for differences arising on the translation of

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

3.  Significant accounting policies (continued)

available-for-sale equity instruments or a financial liability designated as a hedge of the net investment in a foreign operation (refer to (c) below).

(c)  Foreign operations

The results and financial position of those entities that have a functional currency different from the presentation currency of the Group are translated into the Group’s presentation currency as follows:

(i)	assets and liabilities for each statement of financial position presented are translated at the closing rate at the reporting date of the statement of financial position;

(ii)	income and expense items for each profit or loss item are translated at average exchange rates;

(iii) items of other comprehensive income are translated at average exchange rates; and

(iv)  all resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities and of borrowings and other currency instruments designated as hedges of such investments are recognized as a component of equity and included in the foreign currency translation reserve. When a foreign operation is sold, such exchange differences are recognized in the statement of comprehensive income as a component of the profit or loss as part of the gain or loss on the sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated on this basis.

3.3  Non-derivative financial instruments

Non-derivative financial instruments comprise cash and cash equivalents, receivables, available-for-sale financial assets, trade and other payables and interest bearing borrowings.

A non-derivative financial instrument is recognized if the Group becomes a party to the contractual provisions of the instrument. Non-derivative financial assets are derecognized if the Group’s contractual rights to the cash flows from the financial assets expire or if the Group transfers the financial asset to another party without retaining control or substantially all the risks and rewards of the asset. Non-derivative financial liabilities are derecognized if the Group’s obligations specified in the contract expire or are discharged or cancelled.

Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through the profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

Non-derivative financial instruments are recognized on a gross basis unless a current and legally enforceable right to off-set exists and the Group intends to either settle the instrument net or realize the asset and liability simultaneously.

Upon initial acquisition the Group classifies its financial instruments in one of the following categories, which is dependent on the purpose for which the financial instruments were acquired.

(a)  Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held at call with banks and other short-term highly liquid investments with maturities of less than three months. Bank overdrafts are included within borrowings and are classified as current liabilities on the statement of financial position except if these are

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

3.  Significant accounting policies (continued)

repayable on demand, in which case they are included separately as a component of current liabilities. In the statement of cash flows, overdrafts are included as a component of cash and cash equivalents.

(b)  Financial instruments at fair value through profit or loss

An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Group manages such investments and makes purchase and sale decisions based on the instrument’s fair value. Upon initial recognition (at the trade date) attributable transaction costs are recognized in the statement of comprehensive income as a component of the profit or loss. Subsequent to initial recognition, financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in the statement of comprehensive income as a component of the profit or loss.

(c)  Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for instruments with maturities greater than twelve months from the reporting date, which are classified as non-current assets. The Group’s loans and receivables comprise trade and other receivables (including related party receivables) which are stated at their cost less impairment losses.

(d)  Other liabilities

Other liabilities comprise all non-derivative financial liabilities that are not disclosed as liabilities at fair value through profit or loss. Other liabilities are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the reporting date. The Group’s other liabilities comprise trade and other payables and interest bearing borrowings, including those with related parties. The Group’s other liabilities are measured as follows:

(i)  Trade and other payables

Subsequent to initial recognition trade and other payables are stated at amortized cost using the effective interest method.

(ii)  Interest bearing borrowings including related party borrowings

On initial recognition, borrowings are measured at fair value less transaction costs that are directly attributable to borrowings. Subsequent to initial recognition interest bearing loans and borrowings are measured at amortized cost using the effective interest method.

3.4  Derivative financial instruments

A derivative financial instrument is recognized if the Group becomes a party to the contractual provisions of an instrument at the trade date.

Derivative financial instruments are initially recognized at fair value (which includes consideration of credit risk where applicable), and transaction costs are expensed as incurred. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognized in the statement of comprehensive income as a component of the profit or loss unless the derivative financial instruments qualify for hedge accounting. If a derivative financial instrument qualifies for

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

3.  Significant accounting policies (continued)

hedge accounting, recognition of any resulting gain or loss depends on the nature of the hedging relationship (see below).

Derivative financial instruments are recognized on a gross basis unless a current and legally enforceable right to off-set exists.

Derivative financial assets are derecognized if the Group’s contractual rights to the cash flows from the instrument expire or if the Group transfers the financial asset to another party without retaining control or substantially all the risks and rewards of the asset.

Derivative financial liabilities are derecognized if the Group’s obligations specified in the contract expire or are discharged or cancelled.

(a)  Cash flow hedges

Changes in the fair value of a derivative financial instrument designated as a cash flow hedge are recognized directly in equity as a component of other comprehensive income to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in the statement of comprehensive income as a component of the profit or loss for the period.

If a hedging instrument no longer meets the criteria for hedge accounting or it expires, is sold, terminated or exercised, then hedge accounting is discontinued prospectively. At this point in time, the cumulative gain or loss previously recognized in equity remains there until the forecast transaction occurs. When the hedged item is a non-financial asset, the amount recognized in equity is transferred to the carrying amount of the asset when it is recognized. In all other cases the amount recognized in equity is transferred within the statement of comprehensive income in the same period that the hedged item affects this statement and is recognized as part of financial income or expenses. If the forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred within the statement of comprehensive income and is recognized as part of financial income or expenses in the profit or loss.

(b)  Fair value hedges

Changes in the fair value of a derivative financial instrument designated as a fair value hedge are recognized in the statement of comprehensive income as a component of the profit or loss in financial income or expenses together with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk.

(c)  Embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately if the following conditions are met:

(i)	the economic characteristics and risks of the host contract and the embedded derivative are not closely related;

(ii)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(iii)	the combined instrument is not measured at fair value through profit or loss.

At the time of initial recognition of the embedded derivative an equal adjustment is also recognized against the host contract. The adjustment against the host contract is amortized over the remaining life of the host contract using the effective interest method.

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

3.  Significant accounting policies (continued)

Any embedded derivatives that are separated are measured at fair value with changes in fair value recognized through net financial expenses in the statement of comprehensive income as a component of the profit or loss.

3.5  Inventories

(a)  Raw materials, work in progress and finished goods

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted average principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(b)  Engineering and maintenance materials

Engineering and maintenance materials (representing either critical or long order components) are measured at the lower of cost and net realizable value. The cost of these inventories is based on the weighted average principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. Net realizable value is determined with reference to the cost of replacement of such items in the ordinary course of business compared to the current market prices.

3.6  Property, plant and equipment

(a)  Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment losses (if any).

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of property, plant and equipment acquired in a business combination is determined by reference to its fair value at the date of acquisition (refer to note 3.1(a)). The cost of self-constructed assets includes the cost of materials and direct labor and any other costs directly attributable to bringing the asset to a working condition for its intended use. Cost may also include transfers from equity of any gains or losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

(b)  Assets under construction

Assets under construction are transferred to the appropriate asset category when they are ready for their intended use. Assets under construction are not depreciated but tested for impairment at least annually or when there is an indication of impairment.

(c)  Reclassification to investment property

When the use of a property changes from owner-occupied to investment property, the property is reclassified to investment property at its carrying value at the date of transfer.

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

3.  Significant accounting policies (continued)

(d)  Borrowing costs

Borrowing costs directly attributable to the acquisition or construction of an item of property, plant and equipment are capitalized until such time as the assets are substantially ready for their intended use. The interest rate used equates to the effective interest rate on debt where general borrowings are used or the relevant interest rate where specific borrowings are used to finance the construction.

(e)  Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within that part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

(f)  Depreciation

Depreciation is recognized in the statement of comprehensive income as a component of profit or loss on a straight-line basis over the estimated useful life of the asset. Land is not depreciated.

The estimated useful lives for the material classes of property, plant and equipment are as follows:

• Buildings	20 to 50 years
• Plant and equipment	3 to 25 years
• Furniture and fittings	3 to 20 years

Depreciation methods, useful lives and residual values are reassessed on an annual basis.

Gains and losses on the disposal of items of property, plant and equipment are determined by comparing the proceeds (if any) at the time of disposal with the net carrying amount of the asset.

3.7  Investment property

Investment property is property held either to earn rental income or for capital appreciation or for both. Investment property is measured at cost less accumulated depreciation and impairment losses (if any). Investment properties are depreciated on a straight-line basis over 30 to 40 years.

3.8  Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

(a)  The Group as lessor — finance leases

Amounts due from lessees under finance leases are recorded as receivables at the amount of the Group’s net investment in the leases.

(b)  The Group as lessee — finance leases

Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. The corresponding liability to the lessor is included within loans and borrowings as a finance lease obligation. Subsequent to initial recognition the liability is accounted

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

3.  Significant accounting policies (continued)

for in accordance with the accounting policy described in note 3.3(d)(ii) and the asset is accounted for in accordance with the accounting policy applicable to that asset.

3.9  Intangible assets

(a)  Goodwill

Goodwill arises on the acquisition of subsidiaries, associates, joint ventures and business operations and is recognized at the date that control is acquired (the acquisition date). Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously-held equity interest (if any) in the acquiree over the fair value of the identifiable net assets recognized.

If the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously-held equity interest (if any) in the acquiree, the excess is recognized immediately in the statement of comprehensive income as a component of the profit or loss as a bargain purchase gain.

Goodwill is measured at cost less accumulated impairment losses (if any) and is tested at least annually for impairment. Goodwill is not amortized and is monitored for impairment testing at the segment level, which is the lowest level within the Group at which goodwill is monitored for internal management purposes. The allocation is made to the operations that are expected to benefit from the business combination in which the goodwill arose after the allocation of purchase consideration is finalized.

In respect of joint ventures and investments accounted for using the equity method, the carrying amount of goodwill is included in the carrying amount of the investment.

(b)  Trademarks

Trademarks are measured at cost less accumulated amortization and impairment losses (if any) with the exception of the SIG Combibloc, Reynolds, Hefty, Pactiv Foodservice, Blue Ridge, Evergreen and Graham Packaging trade names which are recognized at cost less accumulated impairment losses (if any). These trade names are considered indefinite life assets as they represent the value accumulated in the brand, which is expected to continue indefinitely into the future. Trademarks are tested at least annually for impairment.

(c)  Customer relationships

Customer relationships represent the value attributable to purchased long-standing business relationships which have been cultivated over the years with customers. These relationships are recognized at cost and amortized using the straight-line method over the estimated remaining useful lives of the relationships, which are based on customer attrition rates and projected cash flows.

(d)  Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technological knowledge and understanding, is recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technologically and commercially feasible, future economic benefits are probable and the Group intends to and has sufficient resources to complete development and to use or sell the

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Notes to the financial statements (Continued)

3.  Significant accounting policies (continued)

asset. The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditure is recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

Intangible assets arising from development activities are measured at cost less accumulated amortization and accumulated impairment losses (if any).

(e)  Other intangible assets

Other intangible assets comprise permits, software, technology, patents and rights to supply. Other intangible assets that have finite useful lives are carried at cost less accumulated amortization and impairment losses (if any). Other intangible assets that have indefinite useful lives are carried at costs less impairment losses (if any).

(f)  Subsequent expenditures

Subsequent expenditure in respect of intangible assets is capitalized only when the expenditure increases the future economic benefits embodied in the specific asset to which the expenditure relates and it can be reliably measured. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

(g)  Amortization

Amortization is recognized in the statement of comprehensive income as a component of the profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill and indefinite life intangibles, from the date that the intangible assets are available for use.

The estimated useful lives for the material classes of intangible assets are as follows:

• Software/technology	3 to 15 years
• Patents	5 to 14 years
• Rights to supply	up to a maximum of 6 years
• Customer relationships	6 to 25 years
• Trademarks	5 to 15 years

3.10  Impairment

The carrying amounts of the Group’s assets are reviewed regularly and at least annually to determine whether there is any objective evidence of impairment. An impairment loss is recognized whenever the carrying amount of an asset, cash generating unit (CGU) or group of CGUs exceeds its recoverable amount. Impairment losses directly reduce the carrying amount of assets and are recognized in the statement of comprehensive income as a component of the profit or loss.

(a)  Impairment of loans and receivables

The recoverable amount of the Group’s loans and receivables carried at amortized cost is calculated with reference to the present value of the estimated future cash flows, discounted at the original effective interest rate (i.e. the effective interest rate computed at the date of initial recognition of these financial assets). Receivables with a short duration are not discounted.

Impairment losses on individual instruments that are considered significant are determined on an individual basis through an evaluation of the specific instruments’ exposures. For trade receivables which are

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Notes to the financial statements (Continued)

3.  Significant accounting policies (continued)

not significant on an individual basis, impairment is assessed on a portfolio basis taking into consideration the number of days overdue and the historical loss experiences on a portfolio with a similar number of days overdue.

The criteria that the Group uses to determine whether there is objective evidence of an impairment loss include:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency in respect of interest or principal repayment; or

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio.

(b)  Non-financial assets

The carrying amounts of the Group’s non-financial assets, including goodwill and indefinite life intangible assets, are reviewed at least annually to determine whether there is any indication of impairment. If any such indicators exist then the asset or CGU’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, recoverable amounts are estimated at least annually and whenever there is an indication that they may be impaired.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. A CGU is the smallest identifiable asset group that generates cash flows that are largely independent from other assets and groups. Impairment losses are recognized in the statement of comprehensive income as a component of the profit or loss. Impairment losses recognized in respect of a segment are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amount of the other non-financial assets in the CGU on a pro-rata basis.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In assessing the fair value less cost to sell, the forecasted future Adjusted EBITDA to be generated by the asset or segment being assessed is multiplied by a relevant market indexed multiple.

In respect of assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s revised carrying amount will not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized.

3.11  Assets and liabilities classified as held for sale

Assets (or disposal groups comprising assets and liabilities) that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. Immediately before classification as held for sale, the assets or components of a disposal group are remeasured in accordance with the Group’s accounting policies. Thereafter the assets (or disposal groups) are measured at the lower of their carrying amount or fair value less costs to sell. Upon reclassification the Group ceases to depreciate or amortize non-current assets classified as held for sale. Any impairment loss on a disposal group is first allocated to goodwill and then to the remaining assets on a pro-rata basis, except that no loss is allocated to

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Notes to the financial statements (Continued)

3.  Significant accounting policies (continued)

inventories, financial assets, deferred tax assets, employee benefit plan assets, and investment property, which continue to be measured in accordance with the Group’s accounting policies. Impairment losses on initial classification of an asset to being held for sale and subsequent gains or losses on remeasurement are recognized in the statement of comprehensive income as a component of the profit or loss. Gains are not recognized in excess of any prior cumulative impairment losses.

3.12  Employee benefits

(a)  Pension obligations

The Group operates various defined contribution and defined benefit plans.

(i)  Defined contribution plans

A defined contribution plan is a plan under which the employee and the Group pay fixed contributions to a separate entity. The Group has no legal or constructive obligation to pay further contributions in relation to an employee’s service in the current and prior periods. The Group’s contributions are recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

(ii)  Defined benefit plans

A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on factors such as age, years of service and compensation.

The Group’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of the future benefits that employees have earned in return for their service in the current and prior periods. These benefits are then discounted to determine the present value of the Group’s obligations and are then adjusted for the impact of any unrecognized past service costs. The Group’s net obligation is then determined with reference to the fair value of the plan assets (if any). The discount rate used is the yield on bonds that are denominated in the currency in which the benefits will be paid and that have maturity dates approximating the terms of the Group’s obligations. The calculations are performed by qualified actuaries using the projected unit credit method.

Past service costs are recognized immediately in the statement of comprehensive income as a component of the profit or loss, unless the changes to the plans are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case the past service costs are amortized on a straight-line basis over the vesting period.

Actuarial gains and losses are recognized in the statement of comprehensive income as component of profit or loss when the cumulative unrecognized actuarial gains and losses exceed 10% of the greater of the present value of the defined benefit obligation and the fair value of the plan assets. These gains or losses are amortized on a straight-line basis over the expected remaining service lives of employees participating in the plan.

(b)  Short-term employee benefits

Short-term employee benefits are measured on an undiscounted basis and are expensed in the statement of comprehensive income as a component of the profit or loss as the related services are provided. A provision is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans and

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Notes to the financial statements (Continued)

3.  Significant accounting policies (continued)

outstanding annual leave balances if the Group has a present legal or constructive obligation to pay this amount as a result of past services provided by the employee and the obligation can be estimated reliably.

(c)  Post-employment medical plans

In certain jurisdictions the Group sponsors a number of defined benefit medical plans for certain existing employees and retirees. Typically these plans are unfunded and define a level of medical care that the individual will receive.

The Group’s net obligation is calculated separately for each plan by estimating the current and future use of these services by eligible employees, the current and expected future medical costs associated with such services which are discounted to determine their present value and any unrecognized past service costs. The discount rate used is the yield on bonds that are denominated in the currency and jurisdiction in which the benefits will be paid and that have maturity dates approximating the terms of the Group’s obligations. The calculations are performed by qualified actuaries using the projected unit credit method with the use of mortality tables published by government agencies.

Past-service costs are recognized immediately in the statement of comprehensive income as a component of the profit or loss unless changes to a plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case the past-service costs are amortized on a straight-line basis over the vesting period.

(d)  Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits, other than pension plans and post-employment medical plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods, discounted to determine the present value of the Group’s obligation. The discount rate used is the yield on bonds that are denominated in the currency and jurisdiction in which the benefits will be paid and that have maturity dates approximating the terms of the Group’s obligations. The calculation is performed by qualified actuaries using the projected unit credit method. Any actuarial gains or losses are recognized in the statement of comprehensive income as a component of the profit or loss in the period in which they arise.

(e)  Termination benefits

Termination benefits are recognized as an expense when the Group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date. Termination benefits for voluntary redundancies are recognized if the Group has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted and the number of acceptances can be estimated reliably.

(f)  Incentive compensation plans

The Group recognizes a liability and associated expense for incentive compensation plans based on a formula that takes into consideration certain threshold targets and the associated measures of profitability. The Group recognizes a provision when it is contractually obligated or when there is a past practice that has created a constructive obligation to its employees to fund such plans.

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Notes to the financial statements (Continued)

3.  Significant accounting policies (continued)

3.13  Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefit will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. When discounting is used, the increase in the provision for the passage of time is recognized as a component of financial expense in the statement of comprehensive income as a component of the profit or loss.

(a)  Warranties

A provision for warranties is recognized when the underlying products or services are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities.

(b)  Business closure and rationalization

A provision for business closure and rationalization is recognized when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been publicly announced. Business closure and rationalization provisions can include such items as employee severance or termination pay, site closure costs and onerous leases. Future operating costs are not provided for.

3.14  Self-insured employee obligations

(a)  Self-insured employee workers’ compensation

The Group is self-insured in respect of its workers’ compensation obligations in the United States. As a component of its self-insured status the Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for groups of similar size. As of December 31, 2011, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities relating to these claims are included in provisions.

(b)  Self-insured employee health insurance

The Group is self-insured for certain employee health insurance. The Group also maintains insurance coverage for large claims at levels that are customary and consistent with industry standards for companies of similar size. As of December 31, 2011, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities (based on the Group’s historical claims) relating to these claims are included in trade and other payables.

3.15  Dividends

Dividends to the Group’s shareholder are recognized as a liability in the Group’s financial statements in the period in which the dividends are declared.

3.16  Share capital

Common stock and ordinary shares are classified as equity. Costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds.

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Notes to the financial statements (Continued)

3.  Significant accounting policies (continued)

3.17  Revenue

(a)  Sale of goods

Revenue from the sale of goods is measured at the fair value of the consideration received or receivable net of returns and allowances, trade discounts, volume rebates and other customer incentives. Revenue is recognized when the significant risks and rewards of ownership have been substantially transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods.

Transfers of risks and rewards of ownership vary depending on the individual terms of the contract of sale. This occurs either upon shipment of the goods or upon receipt of the goods and/or their installation at a customer location.

(b)  Lease income

Payments received under finance leases are apportioned between finance income and the reduction of the outstanding receivable balance. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group’s net investment outstanding in respect of the leases.

Lease income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term.

3.18  Lease payments

Minimum lease payments made under finance leases are apportioned between the finance charges and the reduction of the outstanding liability. The finance charges which are recognized in the statement of comprehensive income as a component of the profit or loss are allocated to each period during the lease term so as to produce a constant rate of interest on the remaining balance of the liability. Contingent lease payments are accounted for in the periods in which the payments are incurred.

Payments made under operating leases are recognized in the statement of comprehensive income as a component of the profit or loss on a straight-line basis over the term of the lease, except when another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent lease payments arising under operating leases are recognized as an expense in the period in which the payments are incurred. Presently, all payments under operating leases are recognized on a straight-line basis over the term of the lease in the statement of comprehensive income.

In the event that lease incentives are received to enter into an operating lease, such incentives are deferred and recognized as a liability. The aggregated benefits of the lease incentives are recognized as a reduction to the lease expenses on a straight line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

3.19  Financial income and expenses

Financial income comprises interest income, foreign currency gains, and gains on derivative financial instruments in respect of financing activities that are recognized in the statement of comprehensive income as a component of the profit or loss. Interest income is recognized as it accrues using the effective interest method.

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Notes to the financial statements (Continued)

3.  Significant accounting policies (continued)

Financial expenses comprise interest expense, foreign currency losses, impairment losses recognized on financial assets (except for trade receivables) and losses in respect of financing activities on derivative instruments that are recognized in the statement of comprehensive income as a component of the profit or loss. All borrowing costs not qualifying for capitalization are recognized in the statement of comprehensive income as a component of the profit or loss.

3.20  Income tax

Income tax expense comprises current and deferred tax. Income tax expense is recognized in the statement of comprehensive income as a component of the profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income, in which case it is recognized with the associated items on a net basis.

Current tax is the expected tax payable on the taxable income for the period using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous periods.

Deferred tax is recognized using the balance sheet method providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that they probably will not reverse in the foreseeable future and the Group is in a position to control the timing of the reversal of the temporary differences. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend is recognized. Deferred income tax assets and liabilities in the same jurisdiction are off-set in the statement of financial position only to the extent that there is a legally enforceable right to off-set current tax assets and current tax liabilities and the deferred balances relate to taxes levied by the same taxing authority and are expected either to be settled on a net basis or realized simultaneously.

3.21  Sales tax, value added tax and goods and services tax

All amounts (including cash flows) are shown exclusive of sales tax, value added tax (“VAT”) and goods and services tax (“GST”) to the extent the taxes are reclaimable, except for receivables and payables that are stated inclusive of sales tax, VAT and GST.

3.22  Discontinued operations

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operation that has been disposed of or is held for sale, or is a subsidiary or business acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation

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Notes to the financial statements (Continued)

3.  Significant accounting policies (continued)

is classified as a discontinued operation, the comparative statement of comprehensive income is re-presented as if the operation had been discontinued from the start of the comparative period.

3.23  New and revised standards and interpretations

(a)  Interpretations and amendments to existing standards effective in 2011

During 2011, certain interpretations and standards which had not previously been early adopted were mandatory for the Group. This included improvements to various IFRSs 2010 — various standards (effective for financial reporting periods beginning on or after July 1, 2010 and January 1, 2011). The adoption of the revisions to existing standards did not have a material impact on the financial statements of the Group for the period ended December 31, 2011.

(b)  Standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group

The following standards and amendments to existing standards are not yet effective for the period ended December 31, 2011, and have not been applied in preparing these consolidated financial statements:

IFRS 9 “Financial Instruments” is the replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for classifying and measuring financial assets that must be applied starting January 1, 2015, with early adoption permitted. The Group is currently evaluating the impact of IFRS 9 on its financial statements.

On May 12, 2011, the IASB released IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements”, IFRS 12 “Disclosure of Interests in Other Entities” and IFRS 13 “Fair Value Measurement” as part of its new suite of consolidation and related standards, replacing and amending a number of existing standards and pronouncements. Each of these standards is effective for annual reporting periods beginning on or after January 1, 2013, with early adoption permitted.

IFRS 10 introduces a new approach to determining which investments should be consolidated and supersedes the requirements of IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidation — Special Purpose Entities”. Under the requirements of this new standard, the basis for consolidation is control regardless of the nature of the investee. The IASB has provided a series of indicators to determine control which requires judgment to be exercised in making the assessment of control. The new standard also introduces the concept of de facto control, provides greater guidance on the assessment of potential voting rights, while also requiring control to be assessed on a continuous basis where changes arise that do not merely result from a change in market conditions.

IFRS 11 overhauls the accounting for joint arrangements (previously known as joint ventures) and directly supersedes IAS 31 “Interests in Joint Ventures” while amending IAS 28 (2011) “Investments in Associates and Joint Ventures”. Under the requirements of the new standard, jointly controlled entities are either accounted for (without choice) using the equity or proportional consolidation method (depending if separation can be established legally or through another form), whereas joint ventures (previously referred to as jointly controlled operations and jointly controlled assets) must be accounted for using the proportional consolidation method.

IFRS 12 combines into a single standard the disclosure requirements for subsidiaries, associates and joint arrangements and unconsolidated structured entities. Under the expanded and new disclosure requirements, information is required to be provided to enable users to evaluate the nature of the risks associated with a reporting entity’s interest in other entities and the effect those interests can have on the reporting entity’s

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Notes to the financial statements (Continued)

3.  Significant accounting policies (continued)

financial position, performance and cash flow. In addition, the standard introduces new disclosures about unconsolidated structured entities.

IFRS 13 defines the concept of fair value and establishes a framework for measuring fair value, while setting the disclosure requirements for fair value measurement. The new standard focuses on explaining how to measure fair value when required by other IFRS. Prior to the introduction of IFRS 13 there was no single source of guidance on fair value measurement.

On June 16, 2011, the IASB published an amendment to IAS 19 “Employee Benefits,” which removes certain options in respect of the accounting for defined benefit post-employment plans, while introducing certain other new measurement and disclosure requirements. Under the requirements of the amended standard, the IASB now requires the immediate recognition of all actuarial gains and losses as a component of other comprehensive income, effectively removing the ability to defer and leave unrecognized those amounts that were previously permitted under the corridor method. In connection with this amendment, the IASB has also provided additional guidance on the level of aggregated disclosure permitted when plans with differing criteria are presented on a consolidated basis, while also revising the basis under which finance costs are to be determined in connection with defined benefit plans. In addition to these changes, the new standard has also introduced further measures to distinguish between short and long-term employee benefits and additional guidance in terms of the recognition of termination benefits.

In addition, on June 16, 2011, the IASB also published an amendment to IAS 1 “Presentation of Financial Statements”. Under the requirements of the amended standard, the IASB requires an entity to present amounts recognized in other comprehensive income that the entity expects will be reclassified to the statement of comprehensive income in the future (even if contingent on future events) separately from those amounts that will never be reclassified. In addition, the amendment proposes a change in the title of the statement of comprehensive income to the statement of profit or loss and other comprehensive income but allows entities the ability to use other titles.

The requirements of the amended IAS 1 and IAS 19 must be applied to the financial year beginning on or after January 1, 2013, with early adoption permitted. The Group currently accounts for its defined benefit post-employment plans using the corridor method. The Group is currently evaluating the effects of the amendments to IAS 1 and IAS 19 on its financial statements.

On December 16, 2011, the IASB published amendments to IFRS 7 “Financial Instruments: Disclosures — Offsetting Financial Assets and Financial Liabilities” and IAS 32 “Financial Instruments: Presentation — Offsetting Financial Assets and Financial Liabilities.” The amendments are intended to clarify existing application issues relating to the offsetting rules and reduce the level of diversity in current practice. The amendments clarify the meaning of “currently has a legally enforceable right of set off” and “simultaneous realization and settlement.” Additional disclosures are also required about right of offset and related arrangements.

The requirements of the amended IFRS 7 must be applied to the financial year beginning on or after January 1, 2013 and of amended IAS 32 must be applied to the financial year beginning on or after January 1, 2014. Both require retrospective application for the comparative period. The Group is currently evaluating the effects of the amendments to IFRS 7 and IAS 32 on its financial statements.

4.  Critical accounting estimates and assumptions

In the process of applying the Group’s accounting policies management has made certain estimates and assumptions about the carrying values of assets and liabilities, income and expenses and the disclosure of contingent assets and liabilities. The key assumptions concerning the future and other key sources of

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Notes to the financial statements (Continued)

4.  Critical accounting estimates and assumptions (continued)

uncertainty in respect of estimates at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial reporting period are:

4.1  Impairment of assets

(a)  Goodwill and indefinite life intangible assets

Determining whether goodwill is impaired requires estimation of the recoverable values of a segment, which is the lowest level within the Group at which goodwill is monitored for internal management purposes. Determining whether indefinite life intangible assets are impaired requires estimation of the recoverable values of the segment or lower level group of CGUs to which these assets have been allocated. Recoverable values have been based on the higher of fair value less costs to sell or on value in use (as appropriate for the segment being reviewed). Significant judgment is involved with estimating the fair value of a segment. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the segment and a suitable discount rate in order to calculate present value. Details regarding the carrying amount of goodwill and indefinite life intangible assets and the assumptions used in impairment testing are provided in note 22.

(b)  Other assets

Other assets, including property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. A change in the Group’s intended use of certain assets, such as a decision to rationalize manufacturing locations, may trigger a future impairment.

4.2  Income taxes

The Group is subject to income taxes in multiple jurisdictions which require significant judgment to be exercised in determining the Group’s provision for income taxes. There are a number of transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Current tax liabilities and assets are recognized at the amount expected to be paid to or recovered from the taxation authorities. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

4.3  Realization of deferred tax assets

The Group assesses the recoverability of deferred tax assets with reference to estimates of future taxable income. To the extent that actual taxable income differs from management’s estimate of future taxable income, the value of recognized deferred tax assets may be affected. Deferred tax assets have been recognized to offset deferred tax liabilities to the extent that the deferred tax assets and liabilities are expected to be realized in the same jurisdiction and reporting period. Deferred tax assets have also been recognized based on management’s best estimate of the recoverability of these assets against future taxable income.

4.4  Finalization of provisional acquisition accounting

Following a business combination, the Group has a period of not more than twelve months from the date of acquisition to finalize the acquisition date fair values of acquired assets and liabilities, including the valuations of identifiable intangible assets and property, plant and equipment.

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Notes to the financial statements (Continued)

4.  Critical accounting estimates and assumptions (continued)

The determination of fair value of acquired identifiable intangible assets and property, plant and equipment involves a variety of assumptions, including estimates associated with useful lives. As of December 31, 2011, the valuation of the assets acquired and liabilities assumed as a result of the Graham Packaging acquisition have been determined on a provisional basis. The finalization of these valuations may result in the refinement of assumptions that impact not only the recognized value of such assets, but also amortization and depreciation expense. In accordance with the accounting policy described in note 3.1(a), any adjustments on finalization of the preliminary purchase accounting are recognized retrospectively from the date of acquisition.

4.5  Measurement of obligations under defined benefit plans

The Group operates a number of defined benefit pension plans. Amounts recognized under these plans are determined using actuarial methods. These actuarial valuations involve assumptions regarding long-term rates of return on pension fund assets, expected salary increases and the age of employees. These assumptions are reviewed at least annually and reflect estimates as of the measurement date.

Any change in these assumptions will impact the amounts reported in the statements of financial position, plus net pension expense or income that may be recognized in future years.

5.  Determination of fair values

A number of the Group’s accounting policies and associated disclosures require the determination of fair values for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. Where applicable, further information regarding the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

5.1  Property, plant and equipment

The fair values of items of property, plant and equipment recognized as a result of a business combination are based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing, wherein the parties had each acted knowledgeably, prudently and without compulsion. The market value of items of plant, equipment, fixtures and fittings is based on the quoted market prices for similar items where available or based on the assessment of appropriately qualified independent valuers.

5.2  Intangible assets

The fair values of patents and trademarks acquired in a business combination are based on the discounted estimated royalty payments that have been avoided as a result of owning the patent or trademark. The fair values of other identifiable intangible assets are based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

5.3  Investment property

The fair values of investment property are based on active market prices adjusted, if necessary, for any differences in the nature, location or condition of the specific asset. If such information is not available, the Group uses alternative valuation methods such as recent prices in less active markets or discounted cash flow projections. These valuations are reviewed internally and by external valuers.

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Notes to the financial statements (Continued)

5.  Determination of fair values (continued)

5.4  Inventory

The fair value of inventory acquired in a business combination is determined based on its estimated selling price in the ordinary course of business less the estimated costs of completion and sale.

5.5  Trade and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. Given the short-term nature of trade receivables the carrying amount is a reasonable approximation of fair value.

5.6  Derivatives

The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds).

The fair value of commodity and other price derivatives is based on a valuation model. The valuation model (which includes when relevant the consideration of credit risk) discounts the estimated future cash flows based on the terms and maturity of each contract using forward curves and market interest rates at the reporting date.

5.7  Non-derivatives financial liabilities

The fair value of non-derivative financial liabilities, which is determined for disclosure purposes, is calculated by discounting the future contractual cash flows at the current market interest rates that are available for similar financial instruments.

5.8  Pension and post-employment medical benefits

The valuation of the Group’s defined benefit pension and post-employment medical plans is outlined in note 3.12(a)(ii).

5.9  Fair value of borrowings acquired

The fair value of borrowings acquired in business combinations is determined using quoted market prices or agreed redemption values at the date of acquisition.

6.  Segment reporting

IFRS 8 “Operating Segments” requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the Chief Operating Decision Maker (“CODM”) in order to allocate resources to the segment and to assess its performance.

The Group’s CODM are the officers and Directors of the Company. Information reported to the Group’s CODM for the purposes of resource allocation and assessment of segment performance is focused on six business segments that exist within the Group. The Group’s operating and reportable business segments under IFRS 8 are as follows:

•	SIG Combibloc — SIG Combibloc is a leading manufacturer of aseptic carton packaging systems for both beverage and liquid food products, ranging from juices and milk to soups and sauces. SIG supplies

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Notes to the financial statements (Continued)

6.  Segment reporting (continued)

complete aseptic carton packaging systems, which include aseptic filling machines, aseptic cartons, spouts, caps and closures and related services.

•	Evergreen — Evergreen is a vertically integrated, leading manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk end-markets. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other manufacturers. Evergreen also produces paper products for commercial printing.

•	Closures — Closures is a leading manufacturer of plastic beverage caps, closures and high speed rotary capping equipment primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market.

•	Reynolds Consumer Products — Reynolds Consumer Products is a leading U.S. manufacturer of branded and store branded consumer products such as foil, wraps, waste bags, food storage bags, and disposable tableware and cookware. Prior to the Pactiv acquisition (refer to note 33), the Reynolds Consumer Products segment consisted solely of the Group’s Reynolds consumer products business.

•	Pactiv Foodservice — Pactiv Foodservice is a leading manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups, molded fiber egg cartons, meat and poultry trays, plastic film and aluminum containers. Prior to the Pactiv acquisition (refer to note 33), the Pactiv Foodservice segment consisted solely of the Group’s Reynolds foodservice packaging business. Dopaco, which was acquired in May 2011, is being integrated with the Pactiv Foodservice segment.

•	Graham Packaging — Graham Packaging is a worldwide leader in the design, manufacture and sale of value-added, custom blow molded plastic containers for branded consumer products. Graham Packaging was acquired on September 8, 2011 (refer to note 33).

The CODM does not review the business activities of the Group based on geography.

The accounting policies applied by each segment are the same as the Group’s accounting policies. Results from operating activities represent the profit earned by each segment without allocation of central administrative revenue and expenses, financial income and expenses, and income tax benefit and expense.

The CODM assesses the performance of the operating segments based on Adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense, net financial expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write downs and equity method profit not distributed in cash.

Inter-segment pricing is determined with reference to prevailing market prices on an arm’s length basis.

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

6.  Segment reporting (continued)

Business segment reporting

	For the period ended December 31, 2011
				Reynolds
	SIG			Consumer	Pactiv	Graham	Corporate /
	Combibloc	Evergreen	Closures	Products	Foodservice *	Packaging **	unallocated ***	Total
	(In $ million)

Total external revenue	2,036	1,557	1,317	2,503	3,409	967	—	11,789
Total inter-segment revenue	—	46	12	56	39	—	(153)	—

Total segment revenue	2,036	1,603	1,329	2,559	3,448	967	(153)	11,789
Gross profit	439	224	207	611	524	62	(3)	2,064
Expenses and other income	(234)	(69)	(97)	(258)	(402)	(86)	(10)	(1,156)
Share of profit of associates and joint ventures	15	2	—	—	—	—	—	17

Earnings before interest and tax (“EBIT”)	220	157	110	353	122	(24)	(13)	925
Financial income								22
Financial expenses								(1,420)

Loss before income tax								(473)
Income tax benefit								56

Loss after income tax								(417)

Earnings before interest and tax (“EBIT”)	220	157	110	353	122	(24)	(13)	925
Depreciation and amortization	260	60	81	150	292	129	—	972

Earnings before interest, tax, depreciation and amortization (“EBITDA”)	480	217	191	503	414	105	(13)	1,897

*	Represents the results of operations of the Reynolds foodservice packaging business and the Pactiv foodservice packaging business for the full year ended December 31, 2011 and the results of operations of Dopaco for the period from May 2, 2011 to December 31, 2011.

**	Represents the results of operations of Graham Packaging from September 8, 2011 to December 31, 2011.

***	Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

6.  Segment reporting (continued)

	For the period ended December 31, 2011
				Reynolds
	SIG			Consumer	Pactiv	Graham	Corporate /
	Combibloc	Evergreen	Closures	Products	Foodservice *	Packaging **	unallocated ***	Total
	(In $ million)

Earnings before interest, tax, depreciation and amortization (“EBITDA”)	480	217	191	503	414	105	(13)	1,897
Included in EBITDA:
Asset impairment charges	4	—	1	—	7	—	—	12
Business acquisition and integration costs	—	—	—	5	45	9	26	85
Business interruption costs (recoveries)	2	—	1	(1)	—	—	—	2
Change of control payments	—	—	—	—	—	12	—	12
Equity method profit not distributed in cash	(8)	(2)	—	—	—	—	—	(10)
Gain on modification of plan benefits	—	—	—	—	—	—	(25)	(25)

Gain on sale of businesses	—	—	(5)	—	—	—	—	(5)
Impact of purchase price accounting on inventory and leases	—	—	—	—	5	27	—	32
Non-cash inventory charge	—	—	—	1	2	—	—	3
Non-cash pension expense (income)	—	—	—	3	4	—	(49)	(42)
Operational process engineering-related consultancy costs	—	—	—	17	21	—	4	42
Restructuring costs	2	—	5	11	48	3	19	88
SEC registration costs	—	—	—	—	—	—	6	6
Unrealized loss on derivatives	2	2	2	17	3	—	—	26
VAT and custom duties on historical imports	1	—	—	—	—	—	—	1

Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	483	217	195	556	549	156	(32)	2,124

Segment assets	3,218	1,373	1,759	4,882	5,826	4,305	525	21,888
Included in segment assets are:
Additions to property, plant and equipment	185	62	63	33	105	63	—	511
Additions to intangible assets	8	—	3	1	—	5	1	18
Additions to investment properties	4	—	—	—	—	—	—	4
Investments in associates and joint ventures	104	14	—	—	—	1	—	119
Segment liabilities	2,031	412	804	1,396	861	3,931	12,630	22,065

*	Represents the results of operations of the Reynolds foodservice packaging business and the Pactiv foodservice packaging business for the full year ended December 31, 2011 and the results of operations of Dopaco for the period from May 2, 2011 to December 31, 2011.

**	Represents the results of operations of Graham Packaging from September 8, 2011 to December 31, 2011.

***	Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments. In addition, as of December 31, 2011, Corporate / unallocated includes $1,566 million of provisional goodwill related to the Graham Packaging Acquisition (refer to notes 22 and 33) that has not yet been allocated to the operating segments.

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

6.  Segment reporting (continued)

	For the period ended December 31, 2010
				Reynolds
	SIG			Consumer	Pactiv	Corporate /
	Combibloc	Evergreen	Closures*	Products **	Foodservice ***	unallocated ****	Total
	(In $ million)

Total external revenue	1,846	1,580	1,167	1,334	847	—	6,774
Total inter-segment revenue	—	3	7	44	77	(131)	—

Total segment revenue	1,846	1,583	1,174	1,378	924	(131)	6,774
Gross profit	464	209	185	327	65	—	1,250
Expenses and other income	(213)	(67)	(89)	(113)	(106)	(13)	(601)
Share of profit of associates and joint ventures	16	2	—	—	—	—	18

Earnings before interest and tax (“EBIT”)	267	144	96	214	(41)	(13)	667
Financial income							66
Financial expenses							(752)

Loss before income tax							(19)
Income tax expense							(78)

Loss after income tax							(97)

Earnings before interest and tax (“EBIT”)	267	144	96	214	(41)	(13)	667
Depreciation and amortization	243	62	79	62	58	—	504

Earnings before interest, tax, depreciation and amortization (“EBITDA”)	510	206	175	276	17	(13)	1,171

*	Includes the results of operations of CSI Americas for the period from February 1, 2010 to December 31, 2010.

**	Represents the results of operations of the Reynolds consumer products business for the full year ended December 31, 2010 and the results of operations of the Hefty consumer products business for the period from November 16, 2010 to December 31, 2010.

***	Represents the results of operations of the Reynolds foodservice packaging business for the full year ended December 31, 2010 and the results of operations of the Pactiv foodservice packaging business for the period from November 16, 2010 to December 31, 2010.

****	Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

6.  Segment reporting (continued)

	For the period ended December 31, 2010
				Reynolds
	SIG			Consumer	Pactiv	Corporate /
	Combibloc	Evergreen	Closures *	Products **	Foodservice ***	unallocated ****	Total
	(In $ million)

Earnings before interest, tax, depreciation and amortization (“EBITDA”)	510	206	175	276	17	(13)	1,171
Included in EBITDA:
Adjustment related to settlement of a lease obligation	—	—	—	(2)	—	—	(2)
Asset impairment charges (reversals)	(1)	—	—	—	29	—	28
Black Liquor Credit	—	(10)	—	—	—	—	(10)
Business acquisition costs	—	1	1	—	—	10	12
Business interruption costs	—	—	2	—	—	—	2
CSI Americas gain on acquisition	—	—	(10)	—	—	—	(10)
Equity method profit not distributed in cash	(11)	(3)	—	—	—	—	(14)
Gain on sale of businesses and investment properties	(6)	(2)	—	—	(8)	—	(16)
Impact of purchase price accounting on inventories	—	—	—	25	38	—	63
Operational process engineering-related consultancy costs	—	2	—	6	—	—	8
Pension income	—	—	—	—	—	(5)	(5)
Related party management fees	—	1	—	—	—	—	1
Restructuring costs (recoveries)	11	—	3	(4)	(1)	—	9
Termination of supply agreement	—	—	—	—	7	—	7
Unrealized (gain) loss on derivatives	—	1	(1)	(2)	(1)	—	(3)
VAT and custom duties on historical imports	10	—	—	—	—	—	10

Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	513	196	170	299	81	(8)	1,251

Segment assets	3,439	1,257	1,739	1,763	405	7,373	15,976
Included in segment assets are:
Additions to property, plant and equipment	151	47	82	13	10	12	315
Additions to intangible assets	13	—	—	5	—	—	18
Additions to investment properties	4	—	—	—	—	—	4
Investments in associates and joint ventures	97	13	—	—	—	—	110
Segment liabilities	2,073	392	1,167	1,161	197	10,722	15,712

*	Includes the results of operations of CSI Americas for the period from February 1, 2010 to December 31, 2010.

**	Represents the results of operations of the Reynolds consumer products business for the full year ended December 31, 2010 and the results of operations of the Hefty consumer products business for the period from November 16, 2010 to December 31, 2010.

***	Represents the results of operations of the Reynolds foodservice packaging business for the full year ended December 31, 2010 and the results of operations of the Pactiv foodservice packaging business for the period from November 16, 2010 to December 31, 2010.

****	Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment and acquisition-related assets not allocated to specific segments. It also includes eliminations of transactions and balances between segments.

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

6.  Segment reporting (continued)

	For the period ended December 31, 2009
				Reynolds
	SIG			Consumer	Pactiv	Corporate /
	Combibloc	Evergreen	Closures	Products	Foodservice	unallocated *	Total
	(In $ million)

Total external revenue	1,668	1,429	977	1,151	685	—	5,910
Total inter-segment revenue	—	—	3	39	54	(96)	—

Total segment revenue	1,668	1,429	980	1,190	739	(96)	5,910
Gross profit	410	376	161	222	47	3	1,219
Expenses and other income	(229)	(85)	(79)	(31)	(45)	(3)	(472)
Share of profit of associates and joint ventures	9	2	—	—	—	—	11

Earnings before interest and tax (“EBIT”)	190	293	82	191	2	—	758
Financial income							21
Financial expenses							(513)

Profit before income tax							266
Income tax expense							(149)

Profit after income tax							117

Earnings before interest and tax (“EBIT”)	190	293	82	191	2	—	758
Depreciation and amortization	250	64	73	63	52	—	502

Earnings before interest, tax, depreciation and amortization (“EBITDA”)	440	357	155	254	54	—	1,260

*	Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

6.  Segment reporting (continued)

	For the period ended December 31, 2009
				Reynolds
	SIG			Consumer	Pactiv	Corporate /
	Combibloc	Evergreen	Closures	Products	Foodservice	unallocated *	Total
	(In $ million)

Earnings before interest, tax, depreciation and amortization (“EBITDA”)	440	357	155	254	54	—	1,260
Included in EBITDA:
Asset impairment charges	6	6	—	—	1	—	13
Black Liquor Credit	—	(214)	—	—	—	—	(214)
Business acquisition costs	—	1	—	—	—	—	1
Elimination of the effect of the historical Reynolds Consumer hedging policy	—	—	—	91	4	—	95
Equity method profit not distributed in cash	(8)	(2)	—	—	—	—	(10)
Inventory write-off arising on restructure	—	—	—	—	5	—	5
Korean insurance claim	—	(2)	—	—	—	—	(2)
Loss on sale of Baco assets	—	—	—	1	—	—	1
Manufacturing plant flood impact	—	—	—	5	—	—	5
Operational process engineering-related consultancy costs	—	13	—	—	—	—	13
Plant realignment costs	—	—	—	2	—	—	2
Related party management fees	—	3	—	—	—	—	3
Restructuring costs	38	3	3	5	9	—	58
Transition costs	—	—	—	24	—	—	24
Unrealized gain on derivatives	(4)	—	(10)	(102)	(13)	—	(129)
VAT and custom duties on historical imports	3	—	—	—	—	—	3
Write down of assets held for sale	—	1	—	—	—	—	1
Write off of receivables related to sale of Venezuela operations	—	1	—	—	—	—	1

Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	475	167	148	280	60	—	1,130

Segment assets	4,025	1,316	1,432	1,670	512	(1,193)	7,762
Included in segment assets are:
Additions to property, plant and equipment	77	61	69	31	4	—	242
Additions to intangible assets	21	2	—	22	3	—	48
Additions to investment properties	2	—	—	—	—	—	2
Investments in associates and joint ventures	90	10	—	—	4	—	104
Segment liabilities	1,255	1,034	970	1,158	267	1,974	6,658

*	Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

Information about geographic area

The Group’s revenue from external customers and information about its segment assets (total non-current assets excluding financial instruments, non-current receivables, deferred tax assets and post-employment

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

6.  Segment reporting (continued)

benefit assets) by geographical origin are detailed below. In presenting information on a geographical basis, revenue and assets have been based in the location of the business operations:

		Remaining
		North
		American			South
	USA	Region	Europe	Asia	America	Other*	Total
	(In $ million)

Total external revenue
For the period ended December 31, 2011	7,990	628	1,742	941	375	113	11,789
For the period ended December 31, 2010	3,829	299	1,498	759	292	97	6,774
For the period ended December 31, 2009	3,279	230	1,483	656	249	13	5,910
Non-current assets
As of December 31, 2011	14,049	405	1,637	912	225	58	17,286
As of December 31, 2010	9,073	369	1,769	855	122	60	12,248

*	Other includes revenue from external customers and total non-current assets in New Zealand, where the Company is domiciled. Revenue from external customers in New Zealand was $102 million for the period ended December 31, 2011 (2010: $63 million; 2009: none). Total non-current assets in New Zealand were $33 million as of December 31, 2011 (2010: $32 million).

Information about major customers

The Group does not have revenue from transactions with a single external customer amounting to 10% or more of the Group’s revenue.

Information about major product lines

Supplemental information on net sales by major product line is set forth below:

	For the period ended December 31,
	2011	2010	2009
	(In $ million)

Foodservice packaging	3,448	924	739
Aseptic carton packaging	2,036	1,846	1,668
Caps and closures	1,329	1,174	980
Waste and storage products	992	509	433
Cooking products	822	768	757
Tablewares	745	101	—
Cartons	775	755	757
Beverage containers	646	—	—
Liquid packaging board	441	416	336
Paper products	387	412	336
Household product containers	175	—	—
Other product containers	146	—	—
Inter-segment eliminations	(153)	(131)	(96)

Total Revenue	11,789	6,774	5,910

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

7.  Revenue

	For the period ended December 31,
	2011	2010	2009
	(In $ million)

Sale of goods	11,699	6,692	5,845
Services	90	82	65

Total Revenue	11,789	6,774	5,910

8.  Other income

	For the period ended December 31,
	2011	2010	2009
	(In $ million)

Adjustment related to settlement of a lease obligation	—	2	—
CSI Americas gain on acquisition	—	10	—
Gain on sale of businesses	5	—	—
Gain on sale of investment properties	—	16	—
Gain on sale of non-current assets	—	5	4
Income from facility management	12	11	15
Income from miscellaneous services	6	8	11
Insurance claims	6	—	4
Landfill tipping fees received	5	—	—
Rental income from investment properties	6	6	5
Royalty income	4	2	2
Sale of by-products	29	25	18
Unrealized gains on derivatives	—	4	129
Other	14	13	13

Total other income	87	102	201

9.  General and administration expenses

	For the period ended December 31,
	2011	2010	2009
	(In $ million)

Research and development expenses	(145)	(107)	(99)
Auditors’ remunerations to PricewaterhouseCoopers, comprising:
Audit fees	(12)	(11)	(7)
Other audit related fees(a)	(7)	(5)	(5)
Tax fees(b)	(1)	(1)	(12)

(a)	Other audit related fees include services for the audit or review of financial information other than year end or interim financial statements (including audits of carve out financial statements for debt refinancing and covenant reporting under bank facilities).

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

9.  General and administration expenses (continued)

(b)	In 2009, $12 million was incurred for tax advice from PricewaterhouseCoopers LLP regarding alternative fuel mixtures credits. These costs have been recognized as a component of cost of sales during the period ended December 31, 2009.

10.  Other expenses

		For the period ended December 31,
	Note	2011	2010	2009
		(In $ million)

Asset impairment charges		(12)	(29)	(13)
Business acquisition costs		(38)	(13)	—
Business integration costs		(43)	—	—
Net foreign currency exchange loss		(7)	(3)	(3)
Operational process engineering-related consultancy costs		(42)	(7)	(13)
Related party management fees	30	—	(1)	(3)
Restructuring costs		(88)	(9)	(58)
SEC registration costs		(6)	—	—
Unrealized losses on derivatives		(26)	—	—
VAT and custom duties on historical imports		(1)	(11)	(3)
Other		(5)	(7)	(3)

Total other expenses		(268)	(80)	(96)

11.  Personnel expenses

Personnel expenses recognized in the statements of comprehensive income were $1,965 million for the period ended December 31, 2011 (2010: $1,229 million; 2009: $1,167 million). Personnel expenses include salaries, wages, employee related taxes, short-term employee benefits, pension benefits, post-employment medical benefits and other long-term employee benefits. For additional details related to the post-employment benefit plans, refer to note 26.

12.  Financial income and expenses

		For the period ended December 31,
	Note	2011	2010	2009
		(In $ million)

Interest income		6	5	6
Interest income on related party loans		16	17	13
Net change in fair value of derivatives		—	44	2

Financial income		22	66	21

Interest expense:
August 2011 Credit Agreement		(168)	—	—
2009 Credit Agreement		(29)	(135)	(13)
August 2011 Notes		(85)	—	—
February 2011 Notes		(139)	—	—
October 2010 Notes		(243)	(50)	—

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

12.  Financial income and expenses (continued)

		For the period ended December 31,
	Note	2011	2010	2009
		(In $ million)

May 2010 Notes		(88)	(56)	—
2009 Notes		(147)	(134)	(20)
2007 Notes		(109)	(104)	(110)
Pactiv 2012 Notes		(15)	(2)	—
Pactiv 2017 Notes		(24)	(3)	—
Pactiv 2018 Notes		(1)	—	—
Pactiv 2025 Notes		(22)	(3)	—
Pactiv 2027 Notes		(17)	(2)	—
Graham Packaging 2014 Notes		(12)	—	—
Graham Packaging 2017 Notes		(3)	—	—
Graham Packaging 2018 Notes		(3)	—	—
2008 Reynolds Senior Credit Facilities		—	—	(66)
2007 SIG Senior Credit Facilities		—	—	(47)
CHH Facility		—	(8)	(22)
Blue Ridge Facility		—	—	(2)
Related party borrowings	30	(1)	—	(26)
Amortization of:
Debt issue costs:
2011 Credit Agreement		(4)	—	—
2009 Credit Agreement(a)		(86)	(10)	(1)
August 2011 Notes		(2)	—	—
February 2011 Notes		(2)	—	—
October 2010 Notes		(10)	(2)	—
May 2010 Notes		(3)	(2)	—
2009 Notes		(8)	(9)	(1)
2007 Notes		(4)	(4)	(4)
2008 Reynolds Senior Credit Facilities		—	—	(19)
2007 SIG Senior Credit Facilities		—	—	(3)
CHH Facility		—	—	(1)
Debt commitment letter fees(b)(c)		(68)	(98)	—
Credit Agreement amendment fees		(11)	(12)	—
Fair value adjustment of acquired notes		14	1	—
Original issue discounts(a)		(42)	(6)	(1)
Embedded derivatives		11	3	—
Graham Packaging Notes tender offer fees		(5)	—	—
Unamortized debt issue costs written off		—	—	(36)
Net change in fair values of derivatives		(20)	—	—
Net foreign currency exchange loss		(55)	(103)	(134)
Other		(19)	(13)	(7)

Financial expenses		(1,420)	(752)	(513)

Net financial expenses		(1,398)	(686)	(492)

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

12.  Financial income and expenses (continued)

(a)	In February 2011, the 2009 Credit Agreement was repaid in full with the proceeds from the February 2011 Notes as well as proceeds from the February 2011 Credit Agreement. As a result of such repayments, the unamortized debt issuance costs of $86 million and unamortized original issuance discount of $38 million related to the 2009 Credit Agreement were expensed during the period ended December 31, 2011.

(b)	A debt commitment letter to fund the Graham Packaging Acquisition (refer to note 33) was initially for an amount up to $5 billion and was subject to certain conditions and adjustments, and resulted in the Group incurring $68 million of fees. The proceeds from the issuance of the August 2011 Notes and drawings under the August 2011 Credit Agreement were used to finance the Graham Packaging Acquisition (refer to note 33). As the commitments under the debt commitment letter were not utilized, the Group expensed $68 million of the fees during the period ended December 31, 2011.

(c)	A debt commitment letter to fund the Pactiv Acquisition (refer to note 33) was initially for an amount up to $5 billion and was subject to certain conditions and adjustments, and resulted in the Group incurring $98 million of fees. The proceeds from the issuance of the October 2010 Notes and the additional borrowings under the 2009 Credit Agreement were used to finance the Pactiv acquisition. As the commitments under the debt commitment letter were not utilized, the Group expensed $98 million of fees during the period ended December 31, 2010.

Refer to note 25 for information on the Group’s borrowings.

13.  Income tax

	For the period ended December 31,
	2011	2010	2009
	(In $ million)

Current tax expense
Current period	(152)	(120)	(116)
Adjustment for prior periods	—	—	(2)

	(152)	(120)	(118)

Deferred tax benefit (expense)
Origination and reversal of temporary differences	189	36	(40)
Tax rate modifications	8	—	(4)
Recognition of previously unrecognized tax losses and temporary differences	18	6	12
Adjustments for prior periods	(7)	—	1

	208	42	(31)

Income tax benefit (expense)	56	(78)	(149)

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

13.  Income tax (continued)

13.1  Reconciliation of effective tax rate

	For the period ended December 31,
	2011	2010	2009
	(In $ million)

Reconciliation of effective tax rate
Profit (loss) before income tax	(473)	(19)	266
Income tax using the New Zealand tax rate of 28% (2010 and 2009: 30%)	132	6	(80)
Effect of tax rates in foreign jurisdictions	47	(8)	29
Effect of tax rates in state and local tax	(1)	(5)	(13)
Non-deductible expenses and permanent differences	(95)	(32)	(4)
Tax exempt income and income at a reduced tax rate	9	10	6
Withholding tax	(28)	(10)	(3)
Controlled foreign corporation tax	2	(11)	(17)
Tax rate modifications	8	—	(4)
Recognition of previously unrecognized tax losses and temporary differences	18	6	21
Unrecognized tax losses and temporary differences	(48)	(61)	(82)
Tax uncertainties	8	—	—
Cellulosic biofuel credits	—	29	—
Credits	4	2	—
Other	3	(4)	(1)
Over (under) provided in prior periods	(3)	—	(1)

Total current period income tax (expense) benefit	56	(78)	(149)

14.  Other comprehensive income

	For the period ended December 31,
	2011		2010		2009
		Tax		Tax		Tax
	Pre-Tax	Effect	Pre-Tax	Effect	Pre-Tax	Effect
	(In $ million)

Exchange difference on translating foreign operations	(22)	—	292	—	(29)	—
Cash flow hedges	—	—	—	—	19	(7)

Total other comprehensive income	(22)	—	292	—	(10)	(7)

During the period ended December 31, 2010, the Group transferred $49 million of the exchange difference on translating foreign operations, which had been previously recognized in other comprehensive income to the profit or loss primarily as a result of the internal restructuring of legal entities within the SIG segment.

During the period ended December 31, 2009, the Group transferred $12 million of cash flow hedges which had been previously recognized in other comprehensive income to the profit or loss following the derivatives becoming ineffective hedges when the underlying borrowings were repaid.

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

15.  Cash and cash equivalents

	As of December 31,
	2011	2010
	(In $ million)

Cash at bank and on hand	445	592
Short-term deposits	152	72

Total cash and cash equivalents	597	664

16.  Trade and other receivables

	As of December 31,
	2011	2010
	(In $ million)

Trade receivables	1,344	977
Provisions for doubtful debts	(25)	(22)

	1,319	955
Related party receivables (refer to note 30)	36	41
Other receivables	151	154

Total current trade and other receivables	1,506	1,150

Related party receivables (refer to note 30)	271	256
Other receivables	50	47

Total non-current receivables	321	303

16.1  Movement in provision for doubtful debts

	As of December 31,
	2011	2010
	(In $ million)

Balance at the beginning of the period	(22)	(22)
Doubtful debts charges recognized	(10)	(8)
Doubtful debts provision applied against trade receivable balance	1	6
Reversal of doubtful debts charges previously recognized	6	2

Balance at the end of the period	(25)	(22)

The doubtful debts charge recognized of $10 million for the period ended December 31, 2011 (2010: $8 million; 2009: $4 million) relates to increases required as a result of management’s review of the trade receivable balances.

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

16.  Trade and other receivables (continued)

16.2  Balances net of provision for doubtful debts

	As of December 31,
	2011	2010
	(In $ million)

Current	1,211	842
Past due 0 to 30 days	81	91
Past due 31 days to 60 days	9	6
Past due 61 days to 90 days	5	2
More than 91 days	13	14

Balance at the end of the period	1,319	955

The individual operating divisions within the Group have reviewed their respective past due trade receivable balances on either an individual or collective basis in conjunction with their current level of credit insurance, where applicable. Based on past experience, the Group believes that no further allowance for doubtful debts other than that recognized is necessary.

17.  Assets and liabilities held for sale

	As of December 31,
	2011	2010
	(In $ million)

Assets
Trade receivables	10	—
Inventories	15	—
Property, plant and equipment	44	18
Pension asset	1	—

Total net assets held for sale	70	18

Liabilities
Trade and other payables	14	—
Other liabilities	6	—

Liabilities directly associated with assets held for sale	20	—

Net assets held for sale	50	18

During the period ended December 31, 2011, the Group decided to sell the Pactiv Foodservice laminating operations in Louisville, Kentucky and certain property, plant and equipment. The sale was completed on January 2012 (refer to note 38).

During the period ended December 31, 2010, the Group finalized the sale of the Downingtown facility and recorded an impairment charge of $7 million on the Richmond facility.

Efforts to dispose of the remaining net assets held for sale are currently progressing and are expected to be completed in the next twelve month period.

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

18.  Inventories

	As of December 31,
	2011	2010
	(In $ million)

Raw materials and consumables	556	379
Work in progress	229	167
Finished goods	898	646
Engineering and maintenance materials	159	146
Provision against inventory	(69)	(57)

Total inventory	1,773	1,281

During the period ended December 31, 2011, the raw materials elements of inventory recognized as a component of cost of sales totaled $5,750 million (2010: $3,053 million; 2009: $2,684 million). In addition, purchase price adjustments to inventory charged to cost of sales totaled $33 million for the period ended December 31, 2011 (2010: $64 million; 2009: none).

During the period ended December 31, 2011, there were no material write-downs of inventories to net realizable value (2010: $3 million; 2009: $10 million). There were no material reversals of write-downs during 2011 (2010: $2 million; 2009; none). The inventory write-downs and reversals are included in cost of sales.

The U.S. Internal Revenue Code provided a tax credit for companies that use alternative fuel mixtures to produce energy to operate their businesses. The credit, equal to $0.50 per gallon of alternative fuel contained in the mixture, was refundable to the taxpayer. During May 2009, the Group received notification that its application to be registered as an alternative fuel mixer at its Canton and Pine Bluff facilities (within the Evergreen segment) had been approved. For the year ended December 31, 2009, the Group filed claims for alternative fuel mixture credits covering eligible periods from January 2009 to December 2009, totaling approximately $235 million. As a result of these claims, the Group recognized during the period ended December 31, 2009 a reduction of $214 million in its cost of sales, being the claim value net of applicable expenses. In 2010, the Group filed for additional claims based on information released by the Internal Revenue Service in 2010 clarifying how the volume of alternative fuel mixture used in the production process that qualifies for the tax credit should be determined. As a result, the Group recognized during the period ended December 31, 2010 a reduction of $10 million in its cost of sales, being the claim value net of applicable expenses. The Group recognized no such credits in the period ended December 31, 2011.

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

19.  Property, plant and equipment

		Buildings		Capital	Leased	Financed
		and	Plant and	work	assets	leased
	Land	improvements	equipment	in progress	lessor	assets	Total
	(In $ million)

As of December 31, 2011
Cost	239	1,019	4,041	330	334	28	5,991
Accumulated depreciation	—	(178)	(1,112)	—	(156)	(4)	(1,450)
Accumulated impairment losses	(2)	—	(4)	—	—	—	(6)

Carrying amount as of December 31, 2011	237	841	2,925	330	178	24	4,535

As of December 31, 2010
Cost	218	776	2,668	201	268	28	4,159
Accumulated depreciation	—	(83)	(686)	—	(114)	(2)	(885)
Accumulated impairment losses	—	(3)	(5)	—	—	—	(8)

Carrying amount as of December 31, 2010	218	690	1,977	201	154	26	3,266

Carrying amount as of January 1, 2011	218	690	1,977	201	154	26	3,266
Acquisitions through business combinations (refer to note 33)	44	232	1,164	85	—	—	1,525
Additions	—	6	38	416	51	—	511
Capitalization of borrowing costs	—	—	2	2	—	—	4
Disposals	(1)	(9)	(6)	—	(2)	—	(18)
Depreciation for the period	—	(94)	(501)	—	(54)	(1)	(650)
Impairment losses	(2)	(5)	(1)	—	—	—	(8)
Transfers to intangible assets	—	—	—	(2)	—	—	(2)
Transfers to assets held for sale	(10)	(8)	(3)	—	—	—	(21)
Other transfers	(10)	39	303	(369)	33	—	(4)
Effect of movements in exchange rates	(2)	(10)	(48)	(3)	(4)	(1)	(68)

Carrying amount as of December 31, 2011	237	841	2,925	330	178	24	4,535

Carrying amount as of January 1, 2010	124	399	1,109	80	110	3	1,825
Acquisitions through business combinations (refer to note 33)	83	328	944	64	—	24	1,443
Additions	10	1	47	223	71	—	352
Capitalization of borrowing costs	—	—	—	1	—	—	1
Disposals	(2)	(6)	(19)	—	(3)	—	(30)
Depreciation for the period	—	(30)	(240)	—	(46)	(1)	(317)
Impairment losses	—	(3)	(5)	—	—	—	(8)
Transfers to assets held for sale	—	12	(13)	—	—	—	(1)
Transfers to intangibles	—	—	(3)	—	—	—	(3)
Other transfers	—	(3)	154	(168)	17	—	—
Effect of movements in exchange rates	3	(8)	3	1	5	—	4

Carrying amount as of December 31, 2010	218	690	1,977	201	154	26	3,266

The depreciation charge of $650 million for the period ended December 31, 2011 (2010: $317 million; 2009: $331 million) is recognized in the statements of comprehensive income as a component of cost of sales (2011: $625 million; 2010: $302 million; 2009: $318 million), selling, marketing and distribution expenses (2011: $4 million; 2010: $3 million; 2009: $4 million) and general and administration expenses (2011: $21 million; 2010: $12 million; 2009: $9 million).

During the period ended December 31, 2011, the Group incurred an impairment loss of $9 million (2010: $8 million; 2009: $5 million) related to closures of certain facilities. There were no reversals of impairment charges during the period ended December 31, 2011 (2010: none; 2009: none). The recognition and reversal of impairment charges is included in other expenses in the profit or loss component of the statements of comprehensive income.

Refer to note 34 for details of the leased assets lessor category of property, plant and equipment. Refer to note 25 for details of security granted over property, plant and equipment and other assets.

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

20.  Investment properties

	As of December 31,
	2011	2010
	(In $ million)

Cost	44	81
Accumulated depreciation	(9)	(7)
Accumulated impairment losses	(6)	(6)

Balance at the end of the period	29	68

Balance at the beginning of the period	68	76
Additions	4	4
Disposals	(43)	(16)
Depreciation	(1)	(2)
Transfer from property, plant and equipment	4	—
Impairment (losses) reversals	(4)	1
Effect of movements in exchange rates	1	5

Balance at the end of the period	29	68

Fair value of investment properties	29	68

Investment properties (mainly industrial real estate), held by the Group’s SIG and Closures segments, are leased to third parties. The method for determining the fair value of investment properties is described in note 5.3.

No contingent rents are charged.

The Group has no restrictions on the realizability of its investment property and no contractual obligations to either purchase, construct or develop investment property or for repairs, maintenance and enhancements.

Direct operating expenses (including repairs and maintenance) arising from investment properties that generated rental income during the period ended December 31, 2011 totaled $3 million (2010: $3 million; 2009: $3 million).

There were no direct operating expenses (including repairs and maintenance) arising from investment properties that did not generate rental income during the period ended December 31, 2011 (2010: none; 2009: none).

21.  Current and deferred tax assets and liabilities

The current tax asset of $39 million (2010: $109 million) represents the amount of income taxes recoverable in respect of current and prior periods and that arise from the payment of tax in excess of the amounts due to the relevant tax authorities. The current tax liability of $164 million (2010: $146 million) represents the amount of income taxes payable in respect of current and prior periods.

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

21.  Current and deferred tax assets and liabilities (continued)

21.1  Unrecognized deferred tax assets

	As of December 31,
	2011	2010
	(In $ million)

Deductible/(taxable) temporary differences	31	20
Tax losses	231	284

Total unrecognized deferred tax assets	262	304

The tax losses of the Group expire over different time intervals depending on local jurisdiction requirements. Certain deductible temporary differences do not expire under current tax legislation in the jurisdiction where the differences arose. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Group can utilize the benefit.

21.2  Unrecognized deferred tax liabilities

To the extent that dividends are expected to be remitted from overseas subsidiaries, joint ventures and associates, and would result in additional income taxes payable, appropriate amounts have been provided for in the statements of financial position. No deferred tax liabilities have been provided for unremitted earnings of the Group’s overseas companies when these amounts are considered permanently reinvested in the businesses of these companies. As of December 31, 2011, the unrecognized deferred tax liabilities associated with unremitted earnings totaled approximately $12 million.

21.3  Movement in recognized deferred tax assets and liabilities

												Unrealized		Net
			Property,					Tax loss			Unrecognized	foreign		deferred
			plant and	Investment	Intangible	Employee		carry-		Tax	temporary	currency	Other	tax assets
	Derivatives	Inventories	equipment	property	assets	benefits	Provisions	forwards	Interest	credits	differences	exchange	items	(liabilities)
	(In $ million)

Balance at the beginning of the period	2	(2)	(194)	(6)	(295)	51	27	104	—	—	(13)	7	6	(313)
Recognized in the profit or loss	(6)	27	(20)	6	56	7	(20)	(9)	9	16	(7)	(8)	(9)	42
Acquired in business combinations	(3)	(16)	(308)	—	(996)	311	27	42	—	18	—	—	86	(839)
Other (including foreign exchange and disposals)	1	—	2	—	—	—	—	—	—	—	—	—	—	3

Balance as of December 31, 2010	(6)	9	(520)	—	(1,235)	369	34	137	9	34	(20)	(1)	83	(1,107)
Recognized in the profit or loss	11	(5)	64	—	62	(10)	(11)	(71)	161	15	(3)	1	(6)	208
Acquired in business combinations	—	(2)	(165)	—	(925)	23	5	372	—	11	(9)	—	74	(616)
Other (including foreign exchange and disposals)	—	(1)	1	—	9	(9)	(1)	1	—	—	1	—	2	3

Balance as of December 31, 2011	5	1	(620)	—	(2,089)	373	27	439	170	60	(31)	—	153	(1,512)

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

21.  Current and deferred tax assets and liabilities (continued)

	As of December 31,
	2011	2010
	(In $ million)

Included in the statement of financial position as:
Deferred tax assets — non-current	27	23
Deferred tax liabilities — non-current	(1,539)	(1,130)

Total recognized net deferred tax liabilities	(1,512)	(1,107)

21.4  Movement in unrecognized deferred taxes

				Total
		Taxable	Deductible	unrecognized
		temporary	temporary	deferred tax
	Tax losses	differences	differences	asset
	(In $ million)

Balance at the beginning of the period	230	1	13	244
Additions and reversals	56	(2)	7	61
Recognition	(6)	—	—	(6)
Acquired in business combinations	20	—	—	20
Other (including foreign exchange and disposals)	(16)	1	—	(15)

Balance as of December 31, 2010	284	—	20	304
Additions and reversals	44	—	4	48
Recognition	(17)	(1)	—	(18)
Acquired in business combinations	20	—	9	29
Other (including foreign exchange and disposals)	(100)	(5)	4	(101)

Balance as of December 31, 2011	231	(6)	37	262

22.  Intangible assets

			Customer	Technology &
	Goodwill	Trademarks	relationships	Software	Other	Total
	(In $ million)

As of December 31, 2011
Cost	6,286	2,058	3,758	1,089	241	13,432
Accumulated amortization	—	(24)	(447)	(321)	(109)	(901)

Carrying amount as of December 31, 2011	6,286	2,034	3,311	768	132	12,531

As of December 31, 2010
Cost	4,630	1,803	2,147	535	288	9,403
Accumulated amortization	—	(12)	(280)	(219)	(129)	(640)
Accumulated impairment losses	—	—	—	—	(15)	(15)

Carrying amount as of December 31, 2010	4,630	1,791	1,867	316	144	8,748

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

22.  Intangible assets (continued)

			Customer	Technology &
	Goodwill	Trademarks	relationships	Software	Other	Total
	(In $ million)

Carrying amount as of January 1, 2011	4,630	1,791	1,867	316	144	8,748
Acquisitions through business combinations (refer to note 33)	1,735	256	1,651	547	8	4,197
Additions	—	—	5	8	5	18
Amortization for the period	—	(6)	(153)	(106)	(56)	(321)
Transfers from property, plant and equipment	—	—	—	2	—	2
Other transfers	—	(6)	(24)	—	30	—
Other (refer to note 2.6)	(53)	—	—	—	—	(53)
Effect of movements in exchange rates	(26)	(1)	(35)	1	1	(60)

Carrying amount as of December 31, 2011	6,286	2,034	3,311	768	132	12,531

Carrying amount as of January 1, 2010	1,730	654	635	184	76	3,279
Acquisitions through business combinations (refer to note 33)	2,931	1,114	1,323	189	93	5,650
Other additions	—	—	3	9	7	19
Amortization for the period	—	(5)	(88)	(59)	(33)	(185)
Impairment losses	—	—	—	—	(15)	(15)
Disposals	—	—	—	(1)	—	(1)
Transfers from property, plant and equipment	—	—	—	3	—	3
Other transfers	—	—	—	(15)	15	—
Effect of movements in exchange rates	(31)	28	(6)	6	1	(2)

Carrying amount as of December 31, 2010	4,630	1,791	1,867	316	144	8,748

The amortization charge of $321 million for the period ended December 31, 2011 (2010: $185 million; 2009: $169 million) is recognized in the statements of comprehensive income as a component of cost of sales (2011: $97 million; 2010: $83 million; 2009: $84 million) and general and administration expenses (2011: $224 million; 2010: $102 million; 2009: $85 million).

Refer to note 25 for details of security granted over the Group’s intangible assets.

22.1  Impairment testing for indefinite life intangible assets

Goodwill, certain trademarks and certain other identifiable intangible assets are the only intangibles with indefinite useful lives and therefore are not subject to amortization. Instead, they are tested for impairment at least annually as well as whenever there is an indication that they may be impaired.

For the purposes of goodwill impairment testing, goodwill is tested at the segment level, which is the lowest level within the Group at which goodwill is monitored for internal management purposes.

For the purposes of indefinite life intangible asset impairment testing, indefinite life intangible assets are tested at the segment or lower level group of CGUs that supports the indefinite life intangible assets.

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

22.  Intangible assets (continued)

The aggregate carrying amounts of goodwill and indefinite life intangible assets allocated to each segment are as follows:

	As of December 31,
	2011			2010
	Goodwill	Trademarks	Other	Goodwill	Trademarks	Other
	(In $ million)

SIG Combibloc	807	297	—	881	298	—
Evergreen	41	34	—	41	34	—
Pactiv Foodservice	1,650	526	71	—	—	—
Reynolds Consumer Products	1,845	850	—	394	301	—
Closures	377	—	—	386	—	—
Graham Packaging	—	250	—	—	—	—
Unallocated	1,566	—	—	2,928	1,075	78

Total	6,286	1,957	71	4,630	1,708	78

As of the date of these financial statements, provisional goodwill and indefinite life intangible assets of $1,566 million and $250 million, respectively, acquired as a result of the Graham Packaging Acquisition are in the process of being reviewed (refer to note 33) . This process will be completed prior to September 8, 2012. Integration of the Graham Packaging business within the Group is expected to result in synergies within other segments of the Group. Therefore, part of the goodwill from the Graham Packaging Acquisition could be allocated to other segments within the Group. As this process has not yet been finalized, the provisional goodwill related to the Graham Packaging Acquisition is disclosed in the table above as “unallocated” as of December 31, 2011.

The impairment testing for allocated goodwill and indefinite life identifiable intangible assets was performed by comparing the estimated fair value less cost to sell to the segment’s or group of CGUs’ carrying value of net assets, as applicable.

The estimated fair value has been determined using forecasted 2012 Adjusted EBITDA expected to be generated by the relevant segment or group of CGUs multiplied by an earnings capitalization rate (“earnings multiple”). The values assigned to key assumptions represent management’s assessment of future trends in the segment’s industry and are based on both external and internal sources. The forecasted 2012 Adjusted EBITDA has been prepared by segment management using certain key assumptions including selling prices, sales volumes and costs of raw materials. The Forecast 2012 Adjusted EBITDA is subject to review by the Group’s CODM. Earnings multiples reflect recent sale and purchase transactions and comparable company EBITDA trading multiples in the same industry. The earnings multiples applied for December 31, 2011 ranged between 7.5x and 8.5x. Costs to sell were estimated to be 2% of the fair value of each segment or group of CGUs.

As of December 31, 2011, there was no impairment in respect of any allocated goodwill or indefinite life identifiable intangible assets (2010: none; 2009: none). If the forecasted 2012 Adjusted EBITDA or the earnings multiples used in calculating fair value less costs to sell had been 10% lower than those used as of December 31, 2011, no impairment would need to be recognized.

The Group did not perform a formal impairment test with respect to the indefinite life identifiable intangible assets and unallocated goodwill arising from the Graham Packaging Acquisition due to the proximity of the acquisition date to the statement of financial position date. However, the Group has performed procedures to determine whether there were triggering events that would indicate the unallocated

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

22.  Intangible assets (continued)

goodwill and indefinite life identifiable intangible assets were impaired. In undertaking these procedures, the Group considered whether qualitative and quantitative factors indicated that an impairment triggering event had occurred. These factors included consideration of the forecasted 2012 Graham Packaging operation’s EBITDA, expected future cost savings and general economic conditions compared to similar factors assessed as part of the Graham Packaging Acquisition. The assessments concluded that no impairment triggers existed and, as a result, no impairment existed with respect to the unallocated goodwill and indefinite life identifiable intangible assets as of December 31, 2011.

23.  Investments in associates and joint venture equity accounted

Summary of financial information not adjusted for the percentage ownership held by the Group for associates and joint venture (equity method):

					Non-			Non-
	Country of	Interest	Reporting	Current	current	Total	Current	current	Total			Profit
	Incorporation	held	date	assets	assets	assets	liabilities	liabilities	liabilities	Revenue	Expenses	after tax
	(In $ million)

2011
SIG Combibloc Obeikan Company Limited	Kingdom of Saudi Arabia	50.0%	December 31	69	32	101	(42)	(10)	(52)	114	(98)	16
SIG Combibloc Obeikan FZCO	United Arab Emirates	50.0%	December 31	82	27	109	(60)	(2)	(62)	176	(161)	15
Ducart Evergreen Packaging Ltd (“Ducart”)	Israel	50.0%	December 31	12	2	14	(5)	(1)	(6)	21	(19)	2
Banawi Evergreen Packaging Company Limited (“Banawi”)	Kingdom of Saudi Arabia	50.0%	December 31	5	7	12	(3)	—	(3)	12	(10)	2
Eclipse Closures, LLC	USA	49.0%	December 31	—	—	—	(1)	—	(1)	—	(1)	(1)
Graham Blow Pack Private Limited (“GBPPL”)	India	22.0%	September 30	3	5	8	(2)	(3)	(5)	—	—	—

				171	73	244	(113)	(16)	(129)	323	(289)	34

2010
SIG Combibloc Obeikan Company Limited	Kingdom of Saudi Arabia	50.0%	December 31	65	30	95	(51)	(10)	(61)	90	(74)	16
SIG Combibloc Obeikan FZCO	United Arab Emirates	50.0%	December 31	76	38	114	(64)	(4)	(68)	161	(145)	16
Ducart Evergreen Packaging Ltd (“Ducart”)	Israel	50.0%	December 31	13	2	15	(5)	(1)	(6)	19	(17)	2
Banawi Evergreen Packaging Company Limited (“Banawi”)	Kingdom of Saudi Arabia	50.0%	December 31	6	6	12	(3)	—	(3)	13	(11)	2

				160	76	236	(123)	(15)	(138)	283	(247)	36

For the purpose of applying the equity method of accounting, the financial statements of the Ducart and Banawi operations for the periods ended November 30, 2011 and 2010 have been used with appropriate adjustments being made for the effects of significant transactions and the Group’s share of results between these dates and December 31, 2011 and 2010, respectively. No adjustment was made with respect to PPPL for purposes of applying the equity method of accounting as there were no significant events or transactions that occurred between September 30, 2011 and December 31, 2011.

There are currently no restrictions in respect of the transfer of funds to the Group in the form of cash dividends or the repayment of loans associated with its investments in SIG Combibloc Obeikan FZCO and GBPPL.

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

23.  Investments in associates and joint venture equity accounted (continued)

The Ducart and Banawi associates have limitations to the amount of dividends that the associates may declare. Dividends are limited to the associates’ accumulated profits after certain local reserve levels have been attained.

Under the restrictions imposed through the Saudi Industrial Development Fund (“SIDF”) resulting from the Group’s concessional funding loan to SIG Combibloc Obeikan Co. Limited, the maximum dividend or cash distribution able to be paid to the Group from this venture in any fiscal year cannot exceed 25% of the paid-up-capital or SIDF loan value.

The Eclipse Closures, LLC joint venture has an annual mandatory tax distribution on or before March 31 of each year to distribute cash to members according to their respective percentage of shares. The distribution is equal to the prior year’s profit and highest combined federal and state income taxes at rates payable by any member. However, due to losses incurred, no mandatory tax distribution is due on March 31, 2012.

Movements in carrying values of investments in associates and joint ventures (equity method)

	As of December 31,
	2011	2010
	(In $ million)

Balance at the beginning of the period	110	104
Share of profit, net of income tax	17	18
Acquisition through business combination	2	—
Disposal, decrease or dilution in investment in associates	—	(3)
Dividends received	(8)	(4)
Effect of movement in exchange rates	(2)	(5)

Balance at the end of the period	119	110

Amount of goodwill in carrying value of associates and joint ventures (equity method)	52	56

24.  Trade and other payables

	As of December 31,
	2011	2010
	(In $ million)

Trade payables	847	712
Related party payables (refer to note 30)	58	24
Other payables and accrued expenses	886	519

Total trade and other payables	1,791	1,255

Current	1,758	1,246
Non-current	33	9

Total trade and other payables	1,791	1,255

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

25.  Borrowings

		As of December 31,
	Note	2011	2010
		(In $ million)

August 2011 Credit Agreement(a)(u)		247	—
2009 Credit Agreement(b)(v)		—	136
Pactiv 2012 Notes(m)(ac)		253	—
Current portion of non-interest bearing related party borrowings	30	1	1
Other borrowings(ae)		20	4

Current borrowings		521	141

August 2011 Credit Agreement(a)(u)		4,243	—
2009 Credit Agreement(b)(v)		—	3,890
August 2011 Senior Secured Notes(c)(w)		1,468	—
August 2011 Senior Notes(d)(w)		972	—
February 2011 Senior Secured Notes(e)(x)		999	—
February 2011 Senior Notes(f)(x)		993	—
October 2010 Senior Secured Notes(g)(y)		1,473	1,470
October 2010 Senior Notes(h)(y)		1,466	1,464
May 2010 Notes(i)(z)		980	978
2009 Notes(j)(aa)		1,642	1,648
2007 Senior Notes(k)(ab)		606	621
2007 Senior Subordinated Notes(l)(ab)		530	542
Pactiv 2012 Notes(m)(ac)		—	261
Pactiv 2017 Notes(n)(ac)		314	316
Pactiv 2018 Notes(o)(ac)		17	17
Pactiv 2025 Notes(p)(ac)		269	269
Pactiv 2027 Notes(q)(ac)		197	197
Graham Packaging 2014 Notes(r)(ad)		367	—
Graham Packaging 2017 Notes(s)(ad)		14	—
Graham Packaging 2018 Notes(t)(ad)		19	—
Related party borrowings	30	23	—
Other borrowings(ae)		33	28

Non-current borrowings		16,625	11,701

Total borrowings		17,146	11,842

	As of December 31,
	2011	2010
	(In $ million)

(a) August 2011 Credit Agreement (current and non-current)	4,574	—
Transaction costs	(65)	—
Original issue discount	(19)	—

Carrying amount	4,490	—

(b) 2009 Credit Agreement (current and non-current)	—	4,150
Transaction costs	—	(86)
Original issue discount	—	(38)

Carrying amount	—	4,026

(c) August 2011 Senior Secured Notes	1,500	—
Transaction costs	(33)	—
Original issue discount	(11)	—
Embedded derivative	12	—

Carrying amount	1,468	—

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

25.  Borrowings (continued)

	As of December 31,
	2011	2010
	(In $ million)

(d) August 2011 Senior Notes	1,000	—
Transaction costs	(27)	—
Original issue discount	(7)	—
Embedded derivative	6	—

Carrying amount	972	—

(e) February 2011 Senior Secured Notes	1,000	—
Transaction costs	(15)	—
Embedded derivative	14	—

Carrying amount	999	—

(f) February 2011 Senior Notes	1,000	—
Transaction costs	(17)	—
Embedded derivative	10	—

Carrying amount	993	—

(g) October 2010 Senior Secured Notes	1,500	1,500
Transaction costs	(35)	(39)
Embedded derivative	8	9

Carrying amount	1,473	1,470

(h) October 2010 Senior Notes	1,500	1,500
Transaction costs	(43)	(46)
Embedded derivative	9	10

Carrying amount	1,466	1,464

(i) May 2010 Notes	1,000	1,000
Transaction costs	(28)	(31)
Embedded derivative	8	9

Carrying amount	980	978

(j) 2009 Notes	1,707	1,723
Transaction costs	(59)	(69)
Original issue discount	(17)	(19)
Embedded derivative	11	13

Carrying amount	1,642	1,648

(k) 2007 Senior Notes	621	638
Transaction costs	(15)	(17)

Carrying amount	606	621

(l) 2007 Senior Subordinated Notes	544	558
Transaction costs	(14)	(16)

Carrying amount	530	542

(m) Pactiv 2012 Notes	249	249
Fair value adjustment at acquisition	4	12

Carrying amount	253	261

(n) Pactiv 2017 Notes	300	300
Fair value adjustment at acquisition	14	16

Carrying amount	314	316

(o) Pactiv 2018 Notes	16	16

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

25.  Borrowings (continued)

	As of December 31,
	2011	2010
	(In $ million)

Fair value adjustment at acquisition	1	1

Carrying amount	17	17

(p) Pactiv 2025 Notes	276	276
Fair value adjustment at acquisition	(7)	(7)

Carrying amount	269	269

(q) Pactiv 2027 Notes	200	200
Fair value adjustment at acquisition	(3)	(3)

Carrying amount	197	197

(r) Graham Packaging 2014 Notes	355	—
Fair value adjustment at acquisition	5	—
Embedded derivative	7	—

Carrying amount	367	—

(s) Graham Packaging 2017 Notes	14	—

Carrying amount	14	—

(t) Graham Packaging 2018 Notes	19	—

Carrying amount	19	—

(u)  August 2011 Credit Agreement

The Company and certain members of the Group are parties to an amended and restated senior secured credit agreement dated August 9, 2011 (the “August 2011 Credit Agreement”), which amended and restated the terms of the February 2011 Credit Agreement (as defined below). The August 2011 Credit Agreement comprises the following term and revolving tranches:

				Applicable interest
			Value drawn or	rate for
		Original facility	utilized at	the period ended
	Maturity date	value	December 31, 2011	December 31, 2011
		(In million)

Term Tranches
Tranche B Term Loan ($)(1)	February 9, 2018	2,325	2,283	4.250% - 6.500%
Tranche C Term Loan ($)	August 9, 2018	2,000	1,974	6.500%
European Term Loan (€)	February 9, 2018	250	246	5.000% - 6.750%
Revolving Tranches(2)
Revolving Tranche ($)	November 5, 2014	120	85	—
Revolving Tranche (€)	November 5, 2014	80	17	—

(1)	In connection with the August 2011 Credit Agreement, the U.S. Term Loans under the February 2011 Credit Agreement were redesignated as “Tranche B Term Loans”.

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

25.  Borrowings (continued)

(2)	The Revolving Tranches were utilized in the form of bank guarantees and letters of credit.

On September 8, 2011, $2,000 million of incremental term loans were drawn under the August 2011 Credit Agreement. These proceeds, together with the proceeds of the August 2011 Notes (as defined below) and available cash of the Group, were used to finance the Graham Packaging Acquisition (refer to note 33) and to pay related fees and expenses.

The Company and certain members of the Group have guaranteed on a senior basis the obligations under the August 2011 Credit Agreement and related documents to the extent permitted by law. Certain guarantors have granted security over certain of their assets to support the obligations under the August 2011 Credit Agreement. This security is expected to be shared on a first priority basis with the note holders under the 2009 Notes, the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes and the August 2011 Senior Secured Notes (each as defined below and together the “Secured Notes”). Graham Packaging Holdings Company and its subsidiaries (the “Graham Group”) have not guaranteed the August 2011 Credit Agreement or granted security to support the obligations under the August 2011 Credit Agreement.

Indebtedness under the August 2011 Credit Agreement may be voluntarily repaid in whole or in part, subject to a 1% prepayment premium in the case of refinancing and certain pricing amendments within specified timeframes, and must be mandatorily repaid in certain circumstances. The borrowers also make quarterly amortization payments of 0.25% of the original outstanding principal in respect of the term loans. Additional principal amortization payments of $50 million per quarter will be payable for so long as certain members of the Graham Group do not guarantee the August 2011 Credit Agreement. The borrowers are also required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% if a specified senior secured leverage ratio is met) as determined in accordance with the August 2011 Credit Agreement.

The August 2011 Credit Agreement contains customary covenants which restrict the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling or acquiring assets and making restricted payments, in each case except as permitted under the August 2011 Credit Agreement. The Group also has a minimum interest coverage ratio covenant, a maximum senior secured leverage ratio covenant, as well as limitations on capital expenditures. In addition, total assets of the non-guarantor companies (excluding intra-group items but including investments in subsidiaries) are required to be 20% or less of the adjusted consolidated total assets of the Group and the aggregate of the EBITDA of the non-guarantor companies is required to be 20% or less of the consolidated EBITDA of the Group, in each case calculated in accordance with the August 2011 Credit Agreement (which excludes the assets and EBITDA of the Graham Group) and may differ from the measure of Adjusted EBITDA as disclosed in note 6.

As of December 31, 2011, the Group was in compliance with all of its covenants.

(v)  February 2011 Credit Agreement and 2009 Credit Agreement

The Company and certain members of the Group were parties to a senior secured credit agreement dated February 9, 2011 (the “February 2011 Credit Agreement”). The February 2011 Credit Agreement amended and restated a senior secured credit agreement dated November 5, 2009 (the “2009 Credit Agreement”). On February 1, 2011, the Tranche D Term Loan under the 2009 Credit Agreement was repaid with the proceeds of the February 2011 Notes and on February 9, 2011 the Tranche A Term Loan, the Tranche B Term Loan, the Tranche C Term Loan and the European Term Loan under the 2009 Credit Agreement were repaid with the proceeds of the U.S. Term Loan and European Term Loan under the February 2011 Credit Agreement.

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

25.  Borrowings (continued)

(w)  August 2011 Notes

On August 9, 2011, Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (Luxembourg) S.A. (together the “Reynolds Issuers”) issued $1,500 million principal amount of 7.875% senior secured notes due 2019 (the “August 2011 Senior Secured Notes”) and $1,000 million principal amount of 9.875% senior notes due 2019 (the “August 2011 Senior Notes” and, together with the August 2011 Senior Secured Notes, the “August 2011 Notes”). Interest on the August 2011 Notes is paid semi-annually on February 15 and August 15.

(x)  February 2011 Notes

On February 1, 2011, the Reynolds Issuers issued $1,000 million principal amount of 6.875% senior secured notes due 2021 (the “February 2011 Senior Secured Notes”) and $1,000 million principal amount of 8.250% senior notes due 2021 (the “February 2011 Senior Notes” and, together with the February 2011 Senior Secured Notes, the “February 2011 Notes”). Interest on the February 2011 Notes is paid semi-annually on February 15 and August 15.

(y)  October 2010 Notes

On October 15, 2010, the Reynolds Issuers issued $1,500 million principal amount of 7.125% senior secured notes due 2019 (the “October 2010 Senior Secured Notes”) and $1,500 million principal amount of 9.000% senior notes due 2019 (the “October 2010 Senior Notes” and, together with the October 2010 Senior Secured Notes, the “October 2010 Notes”). Interest on the October 2010 Notes is paid semi-annually on April 15 and October 15.

(z)  May 2010 Notes

On May 4, 2010, the Reynolds Issuers issued $1,000 million principal amount of 8.500% senior notes due 2018 (the “May 2010 Notes”). Interest on the May 2010 Notes is paid semi-annually on May 15 and November 15.

(aa)  2009 Notes

On November 5, 2009, the Reynolds Issuers issued $1,125 million principal amount of 7.750% senior secured notes due 2016 and €450 million principal amount of 7.750% senior secured notes due 2016 (collectively, the “2009 Notes”). Interest on the 2009 Notes is paid semi-annually on April 15 and October 15.

Assets Pledged as Security for Loans and Borrowings

The shares in Beverage Packaging Holdings (Luxembourg) I S.A. (“BP I”) (a wholly owned subsidiary of the Company) have been pledged as collateral to support the obligations under the August 2011 Credit Agreement and the Secured Notes. In addition, BP I and certain subsidiaries of BP I have pledged certain of their assets (including shares and equity interests) as collateral to support the obligations under the August 2011 Credit Agreement and the Secured Notes.

Terms Governing the Notes

As used herein “Notes” refers to the August 2011 Notes, the February 2011 Notes, the October 2010 Notes, the May 2010 Notes and the 2009 Notes.

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

25.  Borrowings (continued)

Certain Guarantee and Security Arrangements

All of the guarantors of the August 2011 Credit Agreement have guaranteed the obligations under the Notes to the extent permitted by law.

Certain guarantors have granted security over certain of their assets to support the obligations under the Secured Notes. This security is expected to be shared on a first priority basis with the creditors under the August 2011 Credit Agreement.

Notes Indentures Restrictions

The respective indentures governing the Notes all contain customary covenants which restrict the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling assets and making restricted payments, in each case except as permitted under the respective indentures governing the Notes.

Early Redemption Option and Change in Control Provisions

Under the respective indentures governing the Notes, the Reynolds Issuers, at their option, can elect to redeem the Notes under terms and conditions specified in the respective indentures. The terms of the early redemption constitute an embedded derivative. In accordance with the Group’s accounting policy for embedded derivatives, the Group has recognized embedded derivatives in relation to the redemption provisions of the indentures governing the respective Notes.

Under the respective indentures governing the Notes, in certain circumstances which would constitute a change in control, the holders of the Notes have the right to require the Reynolds Issuers to repurchase the Notes at a premium.

U.S. Securities and Exchange Commission Registration Rights

Pursuant to separate registration rights agreements entered into with the initial purchasers of the Notes, the Reynolds Issuers have agreed (i) to file with the U.S. Securities and Exchange Commission (“SEC”) an exchange offer registration statement pursuant to which the Reynolds Issuers will separately exchange the Notes for a like aggregate principal amount of new registered notes that are identical in all material respects to the respective Notes, except for certain provisions, among others, relating to additional interest and transfer restrictions; or (ii) under certain circumstances, to file a shelf registration statement with the SEC.

The respective registration rights agreements for the Notes require the relevant filing to be effective within 12 months from the issuance of the Notes. If this does not occur, the Reynolds Issuers are required to pay additional interest of up to a maximum of 1.00% per annum. Additional interest on the 2009 Notes commenced on November 5, 2010 and ended on November 5, 2011. Additional interest on the May 2010 Notes commenced on May 4, 2011 and ends on May 4, 2012. Additional interest on the October 2010 Notes commenced on October 15, 2011 and ends on October 15, 2012. Additional interest on the February 2011 Notes commenced on February 1, 2012 and ends on February 1, 2013. For the period ended December 31, 2011, the Group expensed additional interest of $10 million, $3 million, and $2 million related to the 2009 Notes, May 2010 Notes and October 2010 Notes, respectively. As of December 31, 2011, the accrued additional interest related to these series of notes was $3 million.

(ab)  2007 Notes

On June 29, 2007, Beverage Packaging Holdings (Luxembourg) II S.A (“BP II”) (a wholly owned subsidiary of the Company) issued €480 million principal amount of 8.000% senior notes due 2016 (the “2007

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

25.  Borrowings (continued)

Senior Notes”) and €420 million principal amount of 9.500% senior subordinated notes due 2017 (the “2007 Senior Subordinated Notes” and, together with the 2007 Senior Notes, the “2007 Notes”). Interest on the 2007 Notes is paid semi-annually on June 15 and December 15.

The 2007 Senior Notes are secured on a second-priority basis and the 2007 Senior Subordinated Notes are secured on a third-priority basis, by all of the equity interests of BP I held by the Company and the receivables under a loan of the proceeds of the 2007 Notes made by BP II to BP I. All of the guarantors of the August 2011 Credit Agreement have guaranteed the obligations under the 2007 Notes to the extent permitted by law.

The indentures governing the 2007 Notes contain customary covenants which restrict the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling assets and making restricted payments, in each case except as permitted under the indentures governing the 2007 Notes.

In certain circumstances which would constitute a change in control, the holders of the 2007 Notes have the right to require BP II to repurchase the 2007 Notes at a premium.

(ac)  Pactiv Notes

As of December 31, 2011 and December 31, 2010, the Group had outstanding:

•	$249 million in principal amount of 5.875% Notes due 2012 which were issued by Pactiv (as defined in note 33) (the “Pactiv 2012 Notes”);

•	$300 million in principal amount of 8.125% Debentures due 2017 which were issued by Pactiv (the “Pactiv 2017 Notes”);

•	$16 million in principal amount of 6.400% Notes due 2018 which were issued by Pactiv (the “Pactiv 2018 Notes”);

•	$276 million in principal amount of 7.950% Debentures due 2025 which were issued by Pactiv (the “Pactiv 2025 Notes”); and

•	$200 million in principal amount of 8.375% Debentures due 2027 which were issued by Pactiv (the “Pactiv 2027 Notes”),

(together, the “Pactiv Notes”).

For each of the Pactiv Notes, interest is paid semi-annually:

•	on the Pactiv 2012 Notes and the Pactiv 2018 Notes, January 15 and July 15;

•	on the Pactiv 2017 Notes and the Pactiv 2025 Notes, June 15 and December 15; and

•	on the Pactiv 2027 Notes, April 15 and October 15.

The Pactiv Notes are not guaranteed by any member of the Group and are unsecured.

The indentures governing the Pactiv Notes contain a negative pledge clause limiting the ability of certain entities within the Group, subject to certain exceptions, to (i) incur or guarantee debt that is secured by liens on “principal manufacturing properties” (as such term is defined in the indentures governing the Pactiv Notes) or on the capital stock or debt of certain subsidiaries that own or lease any such principal manufacturing property and (ii) sell and then take an immediate lease back of such principal manufacturing property.

The Pactiv 2012 Notes, the Pactiv 2017 Notes, the Pactiv 2018 Notes and the Pactiv 2027 Notes may be redeemed at any time at the Group’s option, in whole or in part at a redemption price equal to 100% of the principal amount thereof plus any accrued and unpaid interest to the date of the redemption.

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

25.  Borrowings (continued)

Refer to note 38 for further information regarding the repayment of the Pactiv 2012 Notes subsequent to December 31, 2011.

(ad)  Graham Packaging Notes

As of December 31, 2011, the Group had outstanding:

•	$355 million in principal amount of 9.875% senior subordinated notes due 2014, which were issued by Graham Packaging Company L.P. and GPC Capital Corp. I (the “Graham Issuers”) (the “Graham Packaging 2014 Notes”);

•	$14 million in principal amount of 8.250% senior notes due 2017, which were issued by the Graham Issuers (the “Graham Packaging 2017 Notes); and

•	$19 million in principal amount of 8.250% senior notes due 2018, which were issued by the Graham Issuers (the “Graham Packaging 2018 Notes),

(together, the “Graham Packaging Notes”).

For each of the Graham Packaging Notes, interest is paid semi-annually:

•	on the Graham Packaging 2014 Notes, April 15 and October 15;

•	on the Graham Packaging 2017 Notes, January 1 and July 1; and

•	on the Graham Packaging 2018 Notes, April 1 and October 1.

The Graham Packaging Notes are guaranteed by certain members of the Graham Group and are unsecured.

The respective indentures governing the Graham Packaging Notes all contain customary covenants which restrict the Graham Group from certain activities including, among other things, incurring debt, creating liens over assets, selling assets, making restricted payments and entering into certain transactions with affiliates (which would include transactions with members of the Group that are not members of the Graham Group), in each case except as permitted under the respective indentures governing the Graham Packaging Notes.

The Graham Packaging 2017 Notes and the Graham Packaging 2018 Notes may be redeemed at any time at the Graham Group’s option, in whole or in part at a redemption price equal to 100% of the principal amount thereof plus any accrued and unpaid interest to the date of the redemption plus a premium. The Graham Packaging 2014 Notes may be redeemed at any time at the Graham Group’s option, in whole or in part at a redemption price equal to (i) from October 15, 2011 through October 14, 2012, 101.646% of the outstanding principal of amount thereof; and (ii) thereafter, 100% of the outstanding principal amount thereof; plus, in each case, any accrued and unpaid interest to the date of redemption.

On the date of the Graham Packaging Acquisition, the Group acquired principal amounts of $253 million and $250 million of the Graham Packaging 2017 Notes and the Graham Packaging 2018 Notes, respectively. Following the closing of the Graham Packaging Acquisition, the Graham Issuers launched a change of control offer on September 16, 2011 (the “Change of Control Offer”) to re-purchase for cash any or all of the Graham Packaging 2017 Notes and the Graham Packaging 2018 Notes pursuant to the respective indentures governing such notes. On October 20, 2011 principal amounts of $239 million of the Graham Packaging 2017 Notes and $231 million of the Graham Packaging 2018 Notes were re-purchased pursuant to the Change of Control Offer. The Group paid a total of $482 million for the payment of principal, accrued interest and the change of control premium for the above notes tendered in the Change of Control Offer.

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

25.  Borrowings (continued)

Refer to note 38 for further information regarding the repayment of the Graham Packaging Notes subsequent to December 31, 2011.

(ae)	Other borrowings

As of December 31, 2011, in addition to the August 2011 Credit Agreement, the Notes, the 2007 Notes, the Pactiv Notes, and the Graham Packaging Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

As of December 31, 2011, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the August 2011 Credit Agreement, the Secured Notes and certain other assets. The local working capital facilities which are secured by the collateral under the August 2011 Credit Agreement and the Secured Notes rank pari passu with the obligations under the August 2011 Credit Agreement and the Secured Notes. As of December 31, 2011, the secured facilities were utilized in the amount of $25 million (2010: $4 million) in the form of letters of credit and bank guarantees.

Other borrowings as of December 31, 2011, also included finance lease obligations of $28 million (2010: $28 million).

Term and debt repayment schedule

					As of December 31,
					2011	2011	2010	2010
		2011 Nominal	2010 Interest	Year of	Face	Carrying	Face	Carrying
	Currency	Interest Rate	rate	maturity	value	amount	value	amount
				(In $ million)

August 2011 Credit Agreement:
Tranche B Term Loan	$	LIBOR with a floor of 1.250% + 5.250%	—	2018	2,283	2,268	—	—
Tranche C Term Loan	$	LIBOR with a floor of 1.250% + 5.250%	—	2018	1,974	1,906	—	—
European Term Loan	€	EURIBOR with a floor of 1.500% + 5.250%	—	2018	317	316	—	—
2009 Credit Agreement:
Tranche A	$	LIBOR with a floor of 1.750% + 4.500%	6.250%	Repaid	—	—	500	485
Tranche B	$	LIBOR with a floor of 2.000% + 4.750%	6.750%	Repaid	—	—	1,016	980
Tranche C	$	LIBOR with a floor of 1.500% + 4.750%	6.250%	Repaid	—	—	790	767
Tranche D	$	LIBOR with a floor of 1.750% + 4.750%	6.500%	Repaid	—	—	1,520	1,474
European Term Loan	€	EURIBOR with a floor of 2.000% + 4.750%	6.750%	Repaid	—	—	324	320
August 2011 Senior Secured Notes		$7.875%	—	2019	1,500	1,468	—	—
August 2011 Senior Notes		$9.875%	—	2019	1,000	972	—	—
February 2011 Senior Secured Notes		$6.875%	—	2021	1,000	999	—	—
February 2011 Senior Notes		$8.250%	—	2021	1,000	993	—	—
October 2010 Senior Secured Notes		$7.125%	7.125%	2019	1,500	1,473	1,500	1,470
October 2010 Senior Notes		$9.000%	9.000%	2019	1,500	1,466	1,500	1,464
May 2010 Notes		$8.500%	8.500%	2018	1,000	980	1,000	978
2009 Notes		€7.750%	7.750%	2016	582	571	598	585
2009 Notes		$7.750%	7.750%	2016	1,125	1,071	1,125	1,063
2007 Senior Notes		€8.000%	8.000%	2016	621	606	638	621

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

25.  Borrowings (continued)

					As of December 31,
					2011	2011	2010	2010
		2011 Nominal	2010 Interest	Year of	Face	Carrying	Face	Carrying
	Currency	Interest Rate	rate	maturity	value	amount	value	amount
				(In $ million)

2007 Senior Subordinated Notes		€9.500%	9.500%	2017	544	530	558	542
Pactiv 2012 Notes		$5.875%	5.875%	2012	249	253	249	261
Pactiv 2017 Notes		$8.125%	8.125%	2017	300	314	300	316
Pactiv 2018 Notes		$6.400%	6.400%	2018	16	17	16	17
Pactiv 2025 Notes		$7.950%	7.950%	2025	276	269	276	269
Pactiv 2027 Notes		$8.375%	8.375%	2027	200	197	200	197
Graham Packaging 2014 Notes		$9.875%	—	2014	355	367	—	—
Graham Packaging 2017 Notes		$8.250%	—	2017	14	14	—	—
Graham Packaging 2018 Notes		$8.250%	—	2018	19	19	—	—
Related party borrowings	NZ$	—	—	n/a	1	1	1	1
Related party borrowings	€	EURIBOR with a floor of 2.000% + 4.875%	—	n/a	23	23	—	—
Finance lease liabilities	Various	Various	Various	Various	28	28	28	28
Other borrowings	Various	Various	Various	Various	25	25	4	4

					17,452	17,146	12,143	11,842

Finance lease liabilities

Finance lease liabilities are payable as follows:

	As of December 31,
	2011			2010
	Minimum lease			Minimum lease
	payments	Interest	Principal	payments	Interest	Principal
	(In $ million)

Less than one year	3	1	2	5	2	3
Between one and five years	11	6	5	13	6	7
More than five years	27	6	21	26	8	18

Total finance lease liabilities	41	13	28	44	16	28

26.	Employee Benefits

	As of December 31,
	2011	2010
	(In $ million)

Salary and wages accrued	128	134
Provision for annual leave	64	32
Provision for employee benefits	8	5
Provision for long service leave	15	5
Provision for sick leave	6	5
Defined contribution obligations	34	31
Defined benefit obligations:
Pension benefits	766	785
Post-employment medical benefits	140	169

Total employee benefits	1,161	1,166

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

26.	Employee Benefits (continued)

	As of December 31,
	2011	2010
	(In $ million)

Current	227	195
Non-current	934	971

Total employee benefits	1,161	1,166

26.1  Pension benefits

The Group makes contributions to defined benefit pension plans which define the level of pension benefit an employee will receive on retirement. The Group operates defined benefit pension plans in Austria, Canada, Germany, Japan, Switzerland, Taiwan, United Kingdom, Mexico and the United States. The Group’s most significant plan as of December 31, 2011 is the Pactiv Retirement Plan, which comprises 80% (2010: 85%), of the Group’s present value of obligations. The plan was assumed as part of the Pactiv Acquisition.

	As of December 31,
	2011	2010
	(In $ million)

Present value of unfunded obligations	157	228
Present value of funded obligations	5,276	4,708
Unrecognized actuarial gains (losses)	(484)	129

Total present value of obligations	4,949	5,065
Fair value of plan assets	(4,261)	(4,433)
Asset capping according to IAS 19, paragraph 58	—	135

Total pension benefits	688	767

Included in the statement of financial position as:
Employee benefits liabilities	766	785
Assets held for sale	(1)	—
Other non-current assets and non-current receivables	(77)	(18)

Total pension benefits	688	767

Movement in the defined benefit obligation

	As of December 31,
	2011	2010
	(In $ million)

Liability for defined benefit obligations at the beginning of the period	4,936	718
Defined benefit obligations assumed in business combinations	241	4,267
Current service cost	29	14
Past service cost	—	11
Interest cost	245	55
Contributions by plan participants	2	2
Benefits paid by the plan	(341)	(92)
Curtailments(a)	3	—
Settlements(b)	—	(39)

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

26.	Employee Benefits (continued)

	As of December 31,
	2011	2010
	(In $ million)

Actuarial (gains) losses on plan liabilities	349	(40)
Changes in actuarial assumptions	—	1
Reclassifications from employee benefits	—	(2)
Defined benefit obligations related to disposals of businesses(a)	(18)	—
Effect of movements in exchange rates	(13)	41

Liability for defined benefit obligations at the end of the period	5,433	4,936

(a)	During 2011, certain personnel participating under the SIG pension and welfare fund of SIG Schweizerische Industrie Gesellschaft AG were terminated without further plan benefits through a management buy-out which resulted in a curtailment loss of $3 million.

On September 1, 2011, the Group announced to participants in the Pactiv Retirement Plan that the plan was being frozen and that no future benefits would be earned effective January 1, 2012. There was no curtailment impact on comprehensive income as a result of freezing the plan and no effect on the plan’s defined benefit obligation.

(b)	Plan settlements were triggered from the change in control payments made as a result of the Pactiv Acquisition in November 2010 (refer to note 33). Certain settlements made in the period ended December 31, 2010, were not funded by plan assets.

Of the above liability for the defined benefit obligation, the liability related to the Pactiv Retirement Plan was $4,254 million as of December 31, 2011 (2010: $4,086 million).

Expense recognized in the statements of comprehensive income

	For the period ended
	December 31,
	2011	2010	2009
	(In $ million)

Current service cost	29	14	14
Past service cost	—	11	10
Interest cost	245	55	29
Expected return on plan assets	(312)	(67)	(29)
Curtailments	3	—	(3)
Asset capping according to IAS 19, paragraph 58	—	(37)	49
Changes in actuarial assumptions	—	—	1
Actuarial (gains) losses	10	34	(45)

Total plan net (income) expense	(25)	10	26

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

26.	Employee Benefits (continued)

The expense is recognized in the following line items in the statements of comprehensive income:

	For the period ended
	December 31,
	2011	2010	2009
	(In $ million)

Cost of sales	22	13	18
General and administration expenses	(47)	(3)	8

Total plan (income) expense	(25)	10	26

During the period ended December 31, 2011, the net plan income of the Pactiv Retirement Plan was $49 million (2010: $5 million net plan expense for the period from November 16, 2010 to December 31, 2010).

Movement in plan assets

	As of December 31,
	2011	2010
	(In $ million)

Fair value of the plan assets at the beginning of the period	4,433	736
Plan assets assumed in business combinations	123	3,546
Contributions by the Group	27	67
Contributions by plan participants	2	2
Benefits paid by the plans	(341)	(92)
Expected return on plan assets	312	67
Actuarial gains (losses) on plan assets	(277)	81
Settlements	—	(39)
Plan assets related to disposals of businesses	(18)	—
Effects of movements in exchange rates	—	63
Transfer of assets to the plan	—	2

Fair value of plan assets at the end of the period	4,261	4,433

The above plan assets as of December 31, 2011 and 2010 include the Pactiv Retirement Plan assets of $3,362 million and $3,622 million, respectively. In addition to the above plan assets, the Group is required to hold assets as collateral against certain unfunded defined benefit obligations assumed as part of the Pactiv Acquisition. As of December 31, 2011 and 2010, $27 million and $28 million in cash, respectively, included in other non-current assets in the statements of financial position, was held as collateral against these obligations.

Plan assets consist of the following:

	As of December 31,
	2011	2010
	(In $ million)

Equity instruments	2,620	2,858
Debt instruments	1,270	1,304
Property	214	207
Other	157	64

Total plan assets	4,261	4,433

Actual return on plan assets	35	148

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

26.	Employee Benefits (continued)

The actual return on plan assets includes the actual return on plan assets of the Pactiv Retirement Plan of $21 million for the period ended December 31, 2011 and $125 million for the period from November 16, 2010 to December 31, 2010.

The Group expects to contribute $36 million to the pension plans during the annual period beginning after the reporting date.

Actuarial assumptions — all plans

For the period ended
December 31,
	2011	2010	2009

Discount rates at December 31	1.8% - 8.25%	1.8% - 6.0%	2.0% - 6.1%
Expected returns on plan assets at January 1	2.0% - 9.0%	1.5% - 8.0%	0.0% - 8.0%
Future salary increases	0.0% - 5.0%	0.0% - 4.0%	1.8% - 4.0%
Future pension increases	0.0% - 4.0%	0.0% - 2.0%	0.0% - 2.0%

The expected long-term rate of return for each plan is based on the portfolio as a whole and not on the sum of the returns on the individual asset categories. The return is based exclusively on historical returns, without adjustments.

The actuarial assumptions on the Group’s most significant defined benefit pension plan for the period ended December 31, 2011 and 2010, being the Pactiv Retirement Plan, are as follows:

	For the period ended
	December 31,
	2011	2010

Discount rates at December 31	4.8%	5.2%
Expected returns on plan assets at January 1	7.8%	7.8%
Future salary increases	—%	4.0%
Future pension increases	—%	2.7%

The actuarial assumptions on the Group’s most significant defined benefit pension plan prior to the Pactiv Acquisition in November 2010, being the SIG Combibloc Group AG plan, are as follows:

	For the period ended
	December 31,
	2010	2009

Discount rates at December 31	3.3%	3.5%
Expected returns on plan assets at January 1	4.2%	4.3%
Future salary increases	2.5%	2.0%
Future pension increases	2.0%	1.0%

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

26.	Employee Benefits (continued)

Historical information

	For the period ended December 31,
	2011	2010	2009	2008	2007
	(In $ million)

Liability for the defined benefit obligations	(5,433)	(4,936)	(718)	(694)	(621)
Fair value of plan assets	4,261	4,433	736	665	674

Plan (deficit) surplus	(1,172)	(503)	18	(29)	53

Experience adjustments arising on plan liabilities	(99)	(3)	(4)	1	—
Experience adjustments arising on plan assets	(277)	14	(46)	9	—

The assumed discount rates have a significant effect on the amounts recognized in the statement of comprehensive income. A half percentage point change in assumed discount rates would have the following effects:

	Increase	Decrease
	(In $ million)

Effect on the aggregated service and interest cost	7	(5)
Effect on the defined benefit obligation	(274)	267

The expected rates of return on plan assets have a significant effect on the amounts recognized in the statement of comprehensive income. A half percentage point change in expected rates of return on plan assets would have the following effects:

	Increase	Decrease
	(In $ million)

Effect on the aggregated service and interest cost	22	(22)
Effect on the defined benefit obligation	—	—

26.2  Post-employment medical benefits

The Group operates post-employment medical benefit plans mainly in the United States. The liability for the post-employment medical benefits has been assessed using the same assumptions as for the pension benefits, together with the assumption of a weighted average healthcare cost trend rate of 8.0% in 2011 (2010: 7.9% and 2009: 8.0%).

The main actuarial assumption is the published mortality rates within the RP2000 combined mortality rate table for 2011 and 2010.

	As of December 31,
	2011	2010
	(In $ million)

Present value of unfunded obligations	147	158
Unrecognized actuarial gains (losses)	(7)	3
Unrecognized past service costs	5	8

Total present value of obligations	145	169
Fair value of plan assets	—	—

Total post-employment medical benefits	145	169

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

26.	Employee Benefits (continued)

The Group expects to contribute $9 million to the post-employment medical benefit plans during the annual period ending December 31, 2012.

Movement in the defined benefit obligation

	For the period ended
	December 31,
	2011	2010
	(In $ million)

Liability for defined benefit obligations at the beginning of the period	158	87
Defined benefit obligations assumed in a business combination	1	71
Current service cost	3	2
Interest cost	8	5
Past service cost(b)	(7)	—
Contributions by plan participants	4	1
Benefits paid by the plan	(12)	(3)
Plan amendments(a)	—	(1)
Curtailments(b)	(17)	—
Actuarial (gains) losses recognized	9	(4)

Liability for defined benefit obligations at the end of the period	147	158

(a)	During 2010, the Evergreen segment replaced post-65 AARP coverage with an HRA which resulted in a plan amendment credit of $1 million.

(b)	On August 8, 2011, the Group terminated Pactiv retiree medical coverage, except for those who retired prior to 2003, which resulted in a curtailment gain of $17 million. The Group also capped the retiree life insurance benefit associated with the retiree medical plan. These actions resulted in a reduction of $7 million in past service costs during the period ended December 31, 2011.

Expense recognized in the statements of comprehensive income

	For the period ended
	December 31,
	2011	2010	2009
	(In $ million)

Current service cost	3	2	3
Interest cost	8	5	5
Past service cost	(10)	(2)	(2)
Curtailments	(17)	—	5
Actuarial losses recognized	—	—	1
Plan amendments	—	(1)	—

Total (income) expense recognized in the statement of comprehensive income	(16)	4	12

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

26.	Employee Benefits (continued)

The expense is recognized in the following line items in the statements of comprehensive income:

	For the period ended
	December 31,
	2011	2010	2009
	(In $ million)

Cost of sales	5	4	7
General and administration expenses	(21)	—	5

Total plan (income) expense	(16)	4	12

Assumed health care cost trend rates have a significant effect on the amounts recognized in the statement of comprehensive income. A one percentage point change in assumed health care cost trend rates would have the following effects:

	Increase	Decrease
	(In $ million)

Effect on the aggregated service and interest cost	—	—
Effect on the defined benefit obligation	4	(3)

Discount rates have a significant effect on the amounts recognized in the statement of comprehensive income. A one percentage point change in discount rates would have the following effects:

	Increase	Decrease
	(In $ million)

Effect on the aggregated service and interest cost	—	—
Effect on the defined benefit obligation	(8)	9

Historical information

	For the period ended December 31,
	2011	2010	2009	2008	2007
	(In $ million)

Present value of the defined benefit obligation	147	158	87	86	25
Experience adjustments arising on plan liabilities	3	5	—	(1)	—

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

27.	Provisions

				Workers’
	Legal	Warranty	Restructuring	compensation	Other	Total
	(In $ million)

Balance as of December 31, 2010	41	12	17	35	55	160
Acquisitions through business combinations	12	4	1	12	20	49
Provisions made	2	8	90	18	18	136
Provisions used	(9)	(13)	(69)	(15)	(9)	(115)
Provisions reversed	(5)	(2)	(2)	—	(1)	(10)
Transfers to other liabilities	(3)	2	(1)	—	9	7
Effect of movements in exchange rates	(1)	—	—	—	(1)	(2)

Balance as of December 31, 2011	37	11	36	50	91	225

Current	7	11	33	24	23	98
Non-current	30	—	3	26	68	127

Total Provisions as of December 31, 2011	37	11	36	50	91	225

Current	16	12	17	17	12	74
Non-current	25	—	—	18	43	86

Total Provisions as of December 31, 2010	41	12	17	35	55	160

Legal

The Group is subject to litigation in the ordinary course of operations. Provisions for legal claims are recognized when estimated costs associated with settling current legal proceedings are considered probable. Provisions may include estimated legal and other fees associated with settling these claims. While it is not possible to predict the outcome of any of these matters, based on management’s assessment of the facts and circumstances now known, management does not believe any of these matters, individually or in the aggregate, will have a material effect on the Group’s financial position, results of operations or cash flows. However, actual outcomes may differ from those expected and could have a material effect on the Group’s financial position, results of operations or cash flows in a particular future period.

Warranty

A provision for warranty is recognized for all products under warranty as of the reporting date based on sales volumes and past experience of the level of problems reported and product returns.

Restructuring

A provision for restructuring is recognized when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been publicly announced. Business closure and rationalization provisions can include such items as employee severance or termination pay, site closure costs and onerous leases. Future operating costs are not provided for.

Workers’ compensation

The Group has elected to self-insure certain of its workers’ compensation obligations in the United States.

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

27.	Provisions (continued)

Under the self-insurance programs in the United States, the Group retains the risk of work related injuries for any employees covered under the scheme.

The liability in respect of the self-insurance programs is estimated on an actuarial basis to reflect all claims incurred, including reported claims and those that are incurred but not yet reported. All changes in the liability for claims are recognized immediately in the statement of comprehensive income.

As a result of the Group’s self-insured status in the United States, the risk presently exists that an insurable event may occur which will result in a claim which cannot be readily quantified financially. By their very nature, risks of this type are inherently random and therefore unpredictable. The Group mitigates this risk by having established and approved occupational health and safety procedures in addition to resources directed to the management of claims and rehabilitation.

As a component of its self-insured status the Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for groups of similar size.

Other provisions

The main components of other provisions are lease provisions and contingent liabilities recognized in acquisitions, environmental remediation, asset retirement obligations, brokerage provisions for customs duties, and rent contracts related to investment properties. Other provisions as of December 31, 2011 included $26 million related to make-good obligations with respect to leases acquired in connection with the Pactiv Acquisition and the Dopaco Acquisition, $17 million related to asset retirement obligations, which were acquired in connection with the Graham Packaging Acquisition and the Dopaco Acquisition and $10 million related to environmental remediation programs. Other provisions as of December 31, 2010 included $29 million related to make-good obligations with respect to leases acquired in connection with the Pactiv Acquisition, $5 million related to a contingent tax liability acquired in the Pactiv Acquisition and $9 million related to environmental remediation programs.

28.	Equity

28.1	Share capital

The reported share capital balance as of December 31, 2011 is that of the Company, which is the sole parent of the Group.

In accordance with the Group’s accounting policy in respect of common control transactions (refer to note 3.1(d)), financial information presented in these financial statements has been recast to include the balances of the combined entities as though the common control transactions occurred on the date that the common control originally commenced rather than the date that the common control transactions actually occurred. As a result, the reported share capital balance as of January 1, 2010, is that of the Company, EPI, Evergreen Packaging International B.V. (“EPIBV”), Reynolds Packaging Inc. (“RPI”) (now named Reynolds Packaging Holdings LLC), and Reynolds Packaging International B.V. (“RPIBV”).

On September 1, 2010, the issued capital of RPI and RPIBV was acquired by entities controlled by the Company. From this date, each of RPI and RPIBV as well as their respective controlled entities are consolidated by the Group. In accordance with the Group’s accounting policy in respect of common control transactions, the $149 million difference between the consideration paid of $342 million (representing the fair value of the businesses acquired determined at the date of the common control acquisition) and the share capital acquired of $193 million has been recognized as a debit to other reserves which is a component of equity.

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

28.	Equity (continued)

On May 4, 2010, the issued capital of EPI and EPIBV was acquired by entities controlled by the Company. From this date, each of EPI and EPIBV as well as their respective controlled entities are consolidated by the Group. In accordance with the Group’s accounting policy in respect of common control transactions, the $899 million difference between the consideration paid of $1,612 million (representing the fair value of the businesses acquired determined at the date of the common control acquisition) and the share capital acquired of $713 million has been recognized as a debit to other reserves which is a component of equity.

On November 5, 2009, the issued capital of Reynolds Consumer Products Holdings Inc. (“RCPHI”) (now named Reynolds Consumer Products Holdings LLC), Reynolds Consumer Products International B.V. (“RCPIBV”) and Closure Systems International B.V. (“CSIBV”) was acquired by entities controlled by the Company. From this date, each of RCPHI, RCPIBV, and CSIBV as well as their respective controlled entities are consolidated by the Group. In accordance with the Group’s accounting policy in respect of common control transactions, the $584 million difference between the consideration paid of $1,692 million (representing the fair value of the businesses acquired determined at the date of the common control acquisitions) and the share capital acquired of $1,108 million has been recognized as a debit to other reserves which is a component of equity.

A summary of the impact of these transactions recognized in other reserves within equity is as follows:

	Reynolds			Reynolds
	Consumer	Closures	Evergreen	Foodservice
	(In $ million)

Total consideration	984	708	1,612	342
Net book value of share capital of the acquired businesses	(641)	(467)	(713)	(193)
Difference between total consideration and book value of share capital of the acquired business (recognized in other reserves within equity)	343	241	899	149

During the period ended December 21, 2010, the Group recognized a total adjustment of $1,048 million (2009: $584 million) for the above common control transaction related to the Evergreen and Reynolds Foodservice acquisitions as a component of other reserves within equity.

Further information regarding Reynolds Group Holdings Limited issued capital is detailed below:

	For the period ended
	December 31,
	2011	2010	2009
	Number of shares

Balance as of the beginning of the period	111,000,004	111,000,003	51,000,001
Issue of shares	—	1	60,000,002

Balance as of December 31	111,000,004	111,000,004	111,000,003

All issued shares are fully paid and have no par value.

On November 16, 2010, the Company issued to its sole shareholder, Packaging Finance Limited (“PFL”), 1 fully paid ordinary share at an issue price of NZ$414 million ($322 million) per share.

On November 6, 2009, the Company issued to PFL, 1 fully paid ordinary share at an issue price of NZ$760 million ($544 million) per share.

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

28.	Equity (continued)

On September 29, 2009, loans payable by the Company to BPC Finance (N.Z.) Limited (“BPCF”) in the amount of NZ$478 million ($342 million), to CHHL in the amount of NZ$473 million ($338 million) and to Packaging Holdings Limited (“PHL”) in the amount of NZ$96 million ($69 million) were novated in exchange for the issue of 1 ordinary share to PFL at an issue price of NZ$1,047 million ($749 million).

On August 14, 2009, the Company issued to PFL 60,000,000 fully paid ordinary shares at an issue price of NZ$1 per share (NZ$60 million, or $41 million) in exchange for payment of outstanding related party borrowings.

The holder of the shares is entitled to receive dividends as declared from time to time and is entitled to one vote per share. All shares rank equally with regard to the Company’s residual assets in the event of a wind-up.

28.2	Reserves

	For the period ended December 31,
	2011	2010	2009
	(In $ million)

Translation reserve	348	369	76
Other reserves	(1,561)	(1,561)	(513)

Balance	(1,213)	(1,192)	(437)

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations from their functional currencies to the Group’s presentation currency.

Other reserves

The other reserves comprise balances resulting from transactions with entities under common control.

In accordance with the Group’s accounting policy for transactions under common control (refer to note 3.1(d)), the Group has recognized in other reserves the difference between the total consideration paid for the businesses acquired and the book value of the issued capital of the parent companies acquired for the transactions which occurred on November 5, 2009, May 4, 2010 and September 1, 2010 (refer to Note 28.1).

The Group has also recognized in other reserves the net contributions from related parties in respect of the acquisition from Alcoa of the packaging and consumer divisions.

28.3	Dividends

There were no dividends declared or paid during the period ended December 31, 2011 (2010: none; 2009: none) by the Company.

On August 31, 2010, RPI paid a dividend of $39 million, of which $38 million was paid in cash and $1 million was settled through reductions in related party balances payable, to its shareholder at the time, Reynolds Packaging (NZ) Limited, in advance of the acquisition of the Reynolds foodservice packaging business by the Group on September 1, 2010.

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

28.	Equity (continued)

28.4	Capital management

The Directors are responsible for monitoring and managing the Group’s capital structure. Capital is comprised of equity and external borrowings.

The Directors’ policy is to maintain an acceptable capital base to promote the confidence of the Group’s financiers and creditors and to sustain the future development of the business. The Directors monitor the Group’s financial position to ensure that it complies at all times with its financial and other covenants as set out in its financing arrangements.

In order to maintain or adjust the capital structure, the Directors may elect to take a number of measures, including for example to dispose of assets or operating segments of the business, alter its short to medium term plans in respect of capital projects and working capital levels, or to re-balance the level of equity and external debt in place.

29.	Financial risk management

29.1  Overview

This note presents information about the Group’s exposure to market risk, credit risk and liquidity risk, and where applicable, the Group’s objectives, policies and procedures for managing these risks.

Exposure to market, credit and liquidity risks arises in the normal course of the Group’s business. The Directors of the Group and the ultimate parent entity have overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Directors have established a treasury policy that identifies risks faced by the Group and sets out policies and procedures to mitigate those risks. Risk management is primarily carried out by the treasury function of the Group. The Directors have delegated authority levels and authorized the use of various financial instruments to a restricted number of personnel within the treasury function.

Monthly combined treasury reports are prepared for the Directors and officers of the Group, who ensure compliance with the risk management policies and procedures.

29.2	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and commodity prices, will affect the Group’s cash flows or the fair value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters.

The Group buys and sells derivatives in the ordinary course of business to manage market risks. The Group does not enter into derivative contracts for speculative purposes.

(a)	Foreign exchange risk

Translation risk

As a result of the Group’s international operations, foreign exchange risk exposures exist on sales, purchases, financial assets and borrowings that are denominated in foreign currencies (i.e. currencies other than $). The currencies in which these transactions primarily are denominated are Euro (“€”), Mexican Pesos (“MXN”), New Zealand Dollars (“NZ$”) and Canadian Dollars (“CA$”).

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

29.	Financial risk management (continued)

In accordance with the Group’s treasury policy, the Group takes advantage of natural offsets to the extent possible. Therefore, when commercially feasible, the Group borrows in the same currencies in which cash flows from operations are generated. Generally the Group does not use forward exchange contracts to hedge residual foreign exchange risk arising from customary receipts and payments denominated in foreign currencies. However, when considered appropriate, the Group may enter into forward exchange contracts to hedge foreign exchange risk arising from specific transactions.

Exposure to foreign exchange risk

	€	MXN	NZ$	CA$
	(In $ million)

As of December 31, 2011
Cash and cash equivalents	99	11	—	7
Trade and other receivables	141	73	22	21
Non-current receivables	7	—	271	—
Trade and other payables	(209)	(43)	(18)	(12)
Loans and borrowings:
August 2011 Credit Agreement	(316)	—	—	—
2009 Notes	(571)	—	—	—
2007 Senior Notes	(606)	—	—	—
2007 Senior Subordinated Notes	(530)	—	—	—
Other borrowings	(1)	—	—	—
Related party borrowings	(23)	—	(1)	—

Total exposure	(2,009)	41	274	16

Embedded derivative	9	—	—	—
Commodity derivative	(3)	—	—	—

Effect of derivative contracts	6	—	—	—

Net exposure	(2,003)	41	274	16

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

29.	Financial risk management (continued)

	€	MXN	NZ$	CA$
	(In $ million)

As of December 31, 2010
Cash and cash equivalents	81	9	1	14
Trade and other receivables	120	47	11	13
Non-current receivables	24	—	256	—
Trade and other payables	(152)	(16)	(10)	(2)
Loans and borrowings:
2009 Credit Agreement	(320)	—	—	—
2009 Notes	(585)	—	—	—
2007 Senior Notes	(621)	—	—	—
2007 Senior Subordinated Notes	(542)	—	—	—
Other borrowings	(2)	—	—	—
Related party borrowings	—	—	(1)	—

Total exposure	(1,997)	40	257	25

Embedded derivative	16	—	—	—
Commodity derivative	—	—	—	—

Effect of derivative contracts	16	—	—	—

Net exposure	(1,981)	40	257	25

Cash flows associated with derivatives are expected to occur and impact the profit or loss component of the statement of comprehensive income in the next twelve months.

In addition to the above, the Group is exposed to foreign exchange risk on future sales and purchases that are denominated in foreign currencies.

Significant exchange rates

The following significant exchange rates applied during the period:

	Average rate
	for the period
	ended
	December 31,		As of December 31,
	2011	2010	2011	2010

1 €	1.39	1.33	1.32	1.33
10 MXN	0.80	0.79	0.71	0.81
1 NZ $	0.79	0.72	0.77	0.77
1 CA $	1.01	0.97	0.98	1.00

Sensitivity analysis

A change in exchange rates would impact future payments and receipts of the Group’s assets and liabilities denominated in foreign currencies. A 10% strengthening or weakening of the $ against the following currencies at the reporting date would have (increased) decreased comprehensive income in the statement of

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

29.	Financial risk management (continued)

comprehensive income by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The same basis has been applied for all periods presented.

	Comprehensive income
	for the period ended
	December 31, 2011
	10% strengthening of $	10% weakening of $
	(In $ million)

	€(200)	200
MXN	4	(4)
NZ $	27	(27)
CA $	2	(2)

The Group’s primary exposure to foreign exchange risk is on the translation of net assets of Group entities which are denominated in currencies other than $, which is the Group’s reporting currency. The impact of movements in exchange rates is therefore recognized in other comprehensive income.

Transaction risk

The Group has $1,583 million of $ denominated notes in an entity with a functional currency of €. A 10% strengthening of the $ against the € would have resulted in a $158 million loss recognized as a financial expense in the statement of comprehensive income. A 10% weakening would have an equal but opposite effect.

Certain subsidiaries within the Group are exposed to foreign exchange risk on intercompany borrowings, sales and purchases denominated in currencies that are not the functional currency of that subsidiary. In these circumstances, a change in exchange rates would impact the net operating profit recognized in the profit or loss component of the Group’s statement of comprehensive income.

(b)	Interest rate risk

The Group’s interest rate risk arises from long-term borrowings at both fixed and floating rates and deposits which earn interest at floating rates. Borrowings and deposits at floating rates expose the Group to cash flow interest rate risk. Borrowings at fixed rates expose the Group to fair value interest rate risk.

The Group has exposure to both floating and fixed interest rates on borrowings primarily denominated in $ and €.

Interest rate risk on borrowings at floating rates is partially offset by interest earned on cash deposits also at floating rates.

The Group has adopted a policy, which is consistent with the covenants under the August 2011 Credit Agreement, to ensure that at least 50% of its overall exposure to changes in interest rates on borrowings is on a fixed rate basis.

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

29.	Financial risk management (continued)

The following table sets out the Group’s interest rate risk repricing profile:

		6 months	6 to 12	1 to 2	2 to 5	More than 5
	Total	or less	months	years	years	years
	(In $ million)

As of December 31, 2011
Fixed rate instruments
Loans and borrowings:
August 2011 Senior Secured Notes	(1,500)	—	—	—	—	(1,500)
August 2011 Senior Notes	(1,000)	—	—	—	—	(1,000)
February 2011 Senior Secured Notes	(1,000)	—	—	—	—	(1,000)
February 2011 Senior Notes	(1,000)	—	—	—	—	(1,000)
October 2010 Senior Secured Notes	(1,500)	—	—	—	—	(1,500)
October 2010 Senior Notes	(1,500)	—	—	—	—	(1,500)
May 2010 Notes	(1,000)	—	—	—	—	(1,000)
2009 Notes	(1,707)	—	—	—	(1,707)	—
2007 Senior Notes	(621)	—	—	—	—	(621)
2007 Senior Subordinated Notes	(544)	—	—	—	—	(544)
Pactiv 2012 Notes	(249)	—	(249)	—	—	—
Pactiv 2017 Notes	(300)	—	—	—	—	(300)
Pactiv 2018 Notes	(16)	—	—	—	—	(16)
Pactiv 2025 Notes	(276)	—	—	—	—	(276)
Pactiv 2027 Notes	(200)	—	—	—	—	(200)
Graham Packaging 2014 Notes	(355)	—	—	—	(355)	—
Graham Packaging 2017 Notes	(14)	—	—	—	—	(14)
Graham Packaging 2018 Notes	(19)	—	—	—	—	(19)
Other borrowings	(33)	(4)	(1)	(2)	(4)	(22)

Total fixed rate instruments	(12,834)	(4)	(250)	(2)	(2,066)	(10,512)

Floating rate instruments
Cash and cash equivalents	597	597	—	—	—	—
Related party receivables	271	271	—	—	—	—
Bank overdrafts	(3)	(3)	—	—	—	—
Loans and borrowings:
August 2011 Credit Agreement	(4,574)	(4,574)	—	—	—	—
Related party borrowings	(24)	(24)	—	—	—	—
Other borrowings	(20)	(19)	—	(1)	—	—

Total variable rate instruments	(3,753)	(3,752)	—	(1)	—	—

Total	(16,587)	(3,756)	(250)	(3)	(2,066)	(10,512)

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

29.	Financial risk management (continued)

		6 months	6 to 12	1 to 2	2 to 5	More than 5
	Total	or less	months	years	years	years
	(In $ million)

As of December 31, 2010
Fixed rate instruments
Loans and borrowings:
October 2010 Senior Secured Notes	(1,500)	—	—	—	—	(1,500)
October 2010 Senior Notes	(1,500)	—	—	—	—	(1,500)
May 2010 Notes	(1,000)	—	—	—	—	(1,000)
2009 Notes	(1,723)	—	—	—	—	(1,723)
2007 Senior Notes	(638)	—	—	—	—	(638)
2007 Senior Subordinated Notes	(558)	—	—	—	—	(558)
Pactiv 2012 Notes	(249)	—	—	(249)	—	—
Pactiv 2017 Notes	(300)	—	—	—	—	(300)
Pactiv 2018 Notes	(16)	—	—	—	—	(16)
Pactiv 2025 Notes	(276)	—	—	—	—	(276)
Pactiv 2027 Notes	(200)	—	—	—	—	(200)
Other borrowings	(31)	(1)	(2)	(1)	(1)	(26)

Total fixed rate instruments	(7,991)	(1)	(2)	(250)	(1)	(7,737)

Floating rate instruments
Cash and cash equivalents	664	664	—	—	—	—
Related party receivables	256	256	—	—	—	—
Bank overdrafts	(12)	(12)	—	—	—	—
Loans and borrowings:
2009 Credit Agreement	(4,150)	(4,150)	—	—	—	—
Related party borrowings	(1)	(1)	—	—	—	—
Other borrowings	(3)	(3)	—	—	—	—

Total variable rate instruments	(3,246)	(3,246)	—	—	—	—

Total	(11,237)	(3,247)	(2)	(250)	(1)	(7,737)

The Group’s sensitivity to interest rate risk can be expressed in two ways:

Fair value sensitivity analysis

A change in interest rates impacts the fair value of the Group’s fixed rate borrowings. Given all debt instruments are carried at amortized cost, a change in interest rates would not impact the profit or loss component of the statement of comprehensive income.

Cash flow sensitivity analysis

A change in interest rates would impact future interest payments and receipts on the Group’s floating rate assets and liabilities. An increase or decrease in interest rates of 100 basis points at the reporting date would impact the statement of comprehensive income result and equity by the amounts shown below, based on the assets and liabilities held at the reporting date, and a one year time frame. This analysis assumes that all other

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

29.	Financial risk management (continued)

variables, in particular foreign currency exchange rates, remain constant. The analysis is performed on the same basis for comparative periods.

As of December 31, 2011, most of the Group’s debt has been issued with a fixed interest rate. While interest on the August 2011 Credit Agreement is at a floating rate, there is a LIBOR/EURIBOR floor of between 1.25% and 1.50%. Given current LIBOR/EURIBOR rates, a 1% decrease in interest rates would have no impact on interest expense on this facility due to the LIBOR floor. However, a 1% increase in interest rates would have a $3 million impact on interest expense.

(c)	Commodity and other price risk

Commodity and other price risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer or by factors affecting all similar financial instruments traded in the market.

The Group’s exposure to commodity and other price risk arises principally from the purchase of resin (and its components), natural gas and aluminum. Other than resin, natural gas and certain aluminum purchases, the Group generally purchases these commodities at spot market prices and commodity financial instruments or derivatives to hedge commodity prices are not used.

The Group’s objective is to ensure that its commodity and other price risk exposure is kept at an acceptable level. In accordance with the Group’s treasury policy, the Group enters into derivative instruments to hedge the Group’s exposure in relation to the cost of resin, natural gas and aluminum.

The following table provides the detail of out outstanding derivative contracts as of December 31, 2011:

	Unit of	Contracted	Contracted price	Contracted date of
Type	measure	volumes	range	maturity

Resin futures	LB	18,000,000	$0.98 - $1.00	Jan 2012 - Dec 2012
Resin futures	MT	10,000	€1,420	Jul 2012 - Oct 2012
Resin futures	KL	16,900	JPY 48,100 - 51,700	Jan 2012 - Aug 2012
Aluminum swaps	MT	29,171	$1,940 - $2,816	Jan 2012 - Dec 2014
Natural gas swaps	MMBTU	2,742,627	$3.33 - $4.88	Jan 2012 - Feb 2013
Ethylene swaps	LB	11,637,600	$0.43 - $0.62	Feb 2012 - June 2012
Benzene swaps	GAL	4,299,389	$3.45 - $3.84	Feb 2012 - June 2012

The fair values of the derivative contracts are based on quoted market prices or traded exchange market prices and represent the estimated amounts that the Group would pay or receive to terminate the contracts. During the period ended December 31, 2011, the Group recognized an unrealized loss of $26 million (2010: unrealized gain of $4 million; 2009: unrealized gain of $129 million) as a component of other income in the statements of comprehensive income. During the period ended December 31, 2011, the Group recognized a realized gain of $7 million (2010: realized loss of $11 million; 2009: realized loss of $96 million) as a component of cost of sales in the statements of comprehensive income.

The impact on the statement of comprehensive income from a revaluation of derivative contracts at December 31, 2011 assuming a ten percent parallel upwards movement in the price curve used to value the contracts is a gain of $15 million (2010: none; 2009: gain of $13 million) assuming all other variables remain constant. A 10% parallel decrease in the price curve would have an equal but opposite effect on the statement of comprehensive income.

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

29.	Financial risk management (continued)

29.3  Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and related entities.

Given the diverse range of operations and customers across the Group, the Directors have delegated authority for credit control procedures to each of the segments within the Group. Each operating business is responsible for managing its own credit control procedures. These include but are not limited to reviewing the individual characteristics of new customers for creditworthiness before accepting the customer and agreeing upon purchase limits and terms of trade. If considered appropriate the operating business may take out insurance for specific debtors.

Generally the Group does not require collateral in respect of trade and other receivables. Goods are generally sold subject to retention of title clauses, so that in the event of non-payment the Group may have a secured claim. For certain sales letters of credit are obtained.

The Group’s exposure to credit risk is primarily in its trade and other receivables and is influenced mainly by the individual characteristics of each customer. Refer to note 16.

Historically there has been a low level of losses resulting from default by customers and related entities. The carrying amount of financial assets represents the maximum credit exposure.

The Group limits its exposure to credit risk by making deposits and entering into derivative instruments with counterparties that have a credit rating of at least investment grade. Given these high credit ratings, management does not expect any such counterparty to fail to meet its obligations.

29.4	Liquidity risk

Liquidity risk is the risk that the Group will not meet its contractual obligations as they fall due. The Group’s approach to managing liquidity risk is to ensure that it will always have sufficient liquidity to meet its liabilities as and when they fall due and comply with bank covenants under both normal and stressed conditions.

The Group evaluates its liquidity requirements on an ongoing basis using a 13 week rolling forecast and a 12 month rolling forecast and ensures that it has sufficient cash on demand to meet expected operating expenses including the servicing of financial obligations.

The Group generates sufficient cash flows from its operating activities to meet its obligations arising from its financial liabilities. It also has credit lines in place to cover potential shortfalls. As of December 31, 2011, the Group had undrawn lines of credit under the revolving facilities of the August 2011 Credit Agreement totaling $35 million and €63 million ($82 million) (2010: $71 million and €56 million ($74 million) under the 2009 Credit Agreement). In addition, the Group has local working capital facilities in various jurisdictions which are available if needed to support the cash management of local operations.

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

29.	Financial risk management (continued)

The following table sets out contractual cash flows for all financial liabilities including commodity derivatives.

	Carrying		6 months	6 to 12	1 to 2	2 to 5	More than
	amount	Total	or less	months	years	years	5 years
	(In $ million)

As of December 31, 2011
Non-derivative financial liabilities
Bank overdrafts	(3)	(3)	(3)	—	—	—	—
Trade and other payables	(1,758)	(1,758)	(1,758)	—	—	—	—
Non-current payables	(33)	(33)	—	—	(33)	—	—
Loans and borrowings:
August 2011 Credit Agreement	(4,490)	(6,142)	(271)	(267)	(522)	(1,471)	(3,611)
August 2011 Senior Secured Notes	(1,468)	(2,444)	(59)	(59)	(118)	(354)	(1,854)
August 2011 Senior Notes	(972)	(1,789)	(49)	(49)	(99)	(296)	(1,296)
February 2011 Senior Secured Notes	(999)	(1,652)	(34)	(34)	(69)	(206)	(1,309)
February 2011 Senior Notes	(993)	(1,784)	(41)	(41)	(83)	(248)	(1,371)
October 2010 Senior Secured Notes	(1,473)	(2,301)	(53)	(53)	(107)	(321)	(1,767)
October 2010 Senior Notes	(1,466)	(2,514)	(68)	(68)	(135)	(405)	(1,838)
May 2010 Notes	(980)	(1,554)	(43)	(43)	(85)	(255)	(1,128)
2009 Notes	(1,642)	(2,368)	(66)	(66)	(132)	(2,104)	—
2007 Senior Notes	(606)	(870)	(25)	(25)	(50)	(770)	—
2007 Senior Subordinated Notes	(530)	(803)	(26)	(26)	(52)	(699)	—
Pactiv 2012 Notes	(253)	(264)	(7)	(257)	—	—	—
Pactiv 2017 Notes	(314)	(433)	(12)	(12)	(24)	(73)	(312)
Pactiv 2018 Notes	(17)	(23)	(1)	(1)	(1)	(3)	(17)
Pactiv 2025 Notes	(269)	(584)	(11)	(11)	(22)	(66)	(474)
Pactiv 2027 Notes	(197)	(459)	(8)	(8)	(17)	(50)	(376)
Graham Packaging 2014 Notes	(367)	(461)	(18)	(18)	(35)	(390)	—
Graham Packaging 2017 Notes	(14)	(21)	(1)	(1)	(1)	(3)	(15)
Graham Packaging 2018 Notes	(19)	(31)	(1)	(1)	(2)	(5)	(22)
Related party borrowings	(24)	(39)	(1)	(2)	(2)	(5)	(29)
Other borrowings	(53)	(66)	(25)	(2)	(5)	(9)	(25)

	(18,940)	(28,396)	(2,581)	(1,044)	(1,594)	(7,733)	(15,444)

Derivative financial liabilities
Commodity derivatives:
Inflows	—	26	17	9	—	—	—
Outflows	(15)	(41)	(27)	(14)	—	—	—

	(15)	(15)	(10)	(5)	—	—	—

Total	(18,955)	(28,411)	(2,591)	(1,049)	(1,594)	(7,733)	(15,444)

As of December 31, 2010
Non-derivative financial liabilities
Bank overdrafts	(12)	(12)	(12)	—	—	—	—
Trade and other payables	(1,246)	(1,246)	(1,246)	—	—	—	—
Non-current payables	(9)	(9)	—	—	(9)	—	—

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

29.	Financial risk management (continued)

	Carrying		6 months	6 to 12	1 to 2	2 to 5	More than
	amount	Total	or less	months	years	years	5 years
	(In $ million)

Loans and borrowings:
2009 Credit Agreement	(4,026)	(5,381)	(176)	(198)	(419)	(1,986)	(2,602)
October 2010 Senior Secured Notes	(1,470)	(2,407)	(53)	(53)	(107)	(320)	(1,874)
October 2010 Senior Notes	(1,464)	(2,649)	(68)	(68)	(135)	(405)	(1,973)
May 2010 Notes	(978)	(1,639)	(43)	(43)	(85)	(255)	(1,213)
2009 Notes	(1,648)	(2,526)	(67)	(67)	(134)	(401)	(1,857)
2007 Senior Notes	(621)	(945)	(26)	(26)	(51)	(153)	(689)
2007 Senior Subordinated Notes	(542)	(904)	(27)	(27)	(53)	(159)	(638)
Pactiv 2012 Notes	(261)	(278)	(7)	(7)	(264)	—	—
Pactiv 2017 Notes	(316)	(457)	(12)	(12)	(24)	(73)	(336)
Pactiv 2018 Notes	(17)	(24)	(1)	(1)	(1)	(3)	(18)
Pactiv 2025 Notes	(269)	(606)	(11)	(11)	(22)	(66)	(496)
Pactiv 2027 Notes	(197)	(476)	(8)	(8)	(17)	(50)	(393)
Related party borrowings	(1)	(1)	(1)	—	—	—	—
Other borrowings	(32)	(43)	(3)	(3)	(2)	(6)	(29)

	(13,109)	(19,603)	(1,761)	(524)	(1,323)	(3,877)	(12,118)

Derivative financial liabilities
Commodity derivatives:
Inflows	11	52	35	17	—	—	—
Outflows	—	(41)	(25)	(16)	—	—	—

	11	11	10	1	—	—	—

Total	(13,098)	(19,592)	(1,751)	(523)	(1,323)	(3,877)	(12,118)

29.5	Classification and fair values

	Fair value		Cash, loans		Total
	through the	Held to	and	Other	carrying	Fair
	profit or loss	maturity	receivables	liabilities	amount	value
	(In $ million)

As of December 31, 2011
Assets
Cash and cash equivalents	—	—	597	—	597	597
Current and non-current receivables	—	—	1,827	—	1,827	1,827
Derivative financial assets
Commodity contracts	1	—	—	—	1	1
Embedded derivatives	122	—	—	—	122	122

Total assets	123	—	2,424	—	2,547	2,547

Liabilities
Bank overdrafts	—	—	—	(3)	(3)	(3)
Trade and other payables	—	—	—	(1,758)	(1,758)	(1,758)
Other non-current payables	—	—	—	(33)	(33)	(33)
Derivative financial liabilities
Commodity contracts	(16)	—	—	—	(16)	(16)

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

29.	Financial risk management (continued)

	Fair value		Cash, loans		Total
	through the	Held to	and	Other	carrying	Fair
	profit or loss	maturity	receivables	liabilities	amount	value
	(In $ million)

Loans and borrowings:
August 2011 Credit Agreement	—	—	—	(4,490)	(4,490)	(4,574)
August 2011 Senior Secured Notes	—	—	—	(1,468)	(1,468)	(1,560)
August 2011 Senior Notes	—	—	—	(972)	(972)	(960)
February 2011 Senior Secured Notes	—	—	—	(999)	(999)	(979)
February 2011 Senior Notes	—	—	—	(993)	(993)	(873)
October 2010 Senior Secured Notes	—	—	—	(1,473)	(1,473)	(1,564)
October 2010 Senior Notes	—	—	—	(1,466)	(1,466)	(1,416)
May 2010 Notes	—	—	—	(980)	(980)	(956)
2009 Notes	—	—	—	(1,642)	(1,642)	(1,758)
2007 Senior Notes	—	—	—	(606)	(606)	(527)
2007 Senior Subordinated Notes	—	—	—	(530)	(530)	(433)
Pactiv 2012 Notes	—	—	—	(253)	(253)	(249)
Pactiv 2017 Notes	—	—	—	(314)	(314)	(242)
Pactiv 2018 Notes	—	—	—	(17)	(17)	(11)
Pactiv 2025 Notes	—	—	—	(269)	(269)	(187)
Pactiv 2027 Notes	—	—	—	(197)	(197)	(142)
Graham Packaging 2014 Notes	—	—	—	(367)	(367)	(362)
Graham Packaging 2017 Notes	—	—	—	(14)	(14)	(13)
Graham Packaging 2018 Notes	—	—	—	(19)	(19)	(19)
Related party borrowings	—	—	—	(24)	(24)	(24)
Other borrowings	—	—	—	(53)	(53)	(53)

Total liabilities	(16)	—	—	(18,940)	(18,956)	(18,712)

	Fair value		Cash, loans		Total
	through the	Held to	and	Other	carrying	Fair
	profit or loss	maturity	receivables	liabilities	amount	value
	(In $ million)

As of December 31, 2010
Assets
Cash and cash equivalents	—	—	664	—	664	664
Current and non-current receivables	—	—	1,453	—	1,453	1,453
Derivative financial assets:
Commodity contracts	12	—	—	—	12	12
Embedded derivatives	87	—	—	—	87	87

Total assets	99	—	2,117	—	2,216	2,216

Liabilities
Bank overdrafts	—	—	—	(12)	(12)	(12)
Trade and other payables	—	—	—	(1,246)	(1,246)	(1,246)

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

29.	Financial risk management (continued)

	Fair value		Cash, loans		Total
	through the	Held to	and	Other	carrying	Fair
	profit or loss	maturity	receivables	liabilities	amount	value
	(In $ million)

Other non-current payables	—	—	—	(9)	(9)	(9)
Derivative financial liabilities:
Commodity contracts	(1)	—	—	—	(1)	(1)
Loans and borrowings:
2009 Credit Agreement	—	—	—	(4,026)	(4,026)	(4,150)
October 2010 Senior Secured Notes	—	—	—	(1,470)	(1,470)	(1,553)
October 2010 Senior Notes	—	—	—	(1,464)	(1,464)	(1,549)
May 2010 Notes	—	—	—	(978)	(978)	(1,015)
2009 Notes	—	—	—	(1,648)	(1,648)	(1,810)
2007 Senior Notes	—	—	—	(621)	(621)	(641)
2007 Senior Subordinated Notes	—	—	—	(542)	(542)	(575)
Pactiv 2012 Notes	—	—	—	(261)	(261)	(257)
Pactiv 2017 Notes	—	—	—	(316)	(316)	(297)
Pactiv 2018 Notes	—	—	—	(17)	(17)	(15)
Pactiv 2025 Notes	—	—	—	(269)	(269)	(236)
Pactiv 2027 Notes	—	—	—	(197)	(197)	(179)
Related party borrowings	—	—	—	(1)	(1)	(1)
Other borrowings	—	—	—	(32)	(32)	(32)

Total liabilities	(1)	—	—	(13,109)	(13,110)	(13,578)

The methods used in determining fair values of financial instruments are disclosed in note 5.

29.6	Fair value measurements recognized in the statement of comprehensive income

The following table sets out an analysis of the Group’s financial instruments that are measured subsequent to initial recognition at fair value and are grouped into levels based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

29.	Financial risk management (continued)

	Level 1	Level 2	Level 3	Total
	(In $ million)

As of December 31, 2011
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity derivatives, net	—	(15)	—	(15)
Embedded derivatives	—	122	—	122

Total	—	107	—	107

As of December 31, 2010
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity derivatives, net	—	11	—	11
Embedded derivatives	—	87	—	87

Total	—	98	—	98

There were no transfers between any levels during the periods ended December 31, 2011 and 2010.

30.	Related parties

Parent and ultimate controlling party

The immediate parent of the Group is Packaging Finance Limited, the ultimate parent of the Group is Packaging Holdings Limited and the ultimate shareholder is Mr. Graeme Hart.

Transactions with key management personnel

Key management personnel compensation comprised:

	For the period ended
	December 31,
	2011	2010	2009
	(In $ million)

Short-term employee benefits	13	11	8
Management fees	—	1	3

Total compensation expense to key management personnel	13	12	11

There have been no transactions with key management personnel during the periods ended December 31, 2011, 2010 and 2009.

Related party transactions

The transactions and balances outstanding with joint ventures are with SIG Combibloc Obeikan FZCO and SIG Combibloc Obeikan Company Limited. All other related parties detailed below have a common

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

30.	Related parties (continued)

ultimate shareholder. The entities and types of transactions with which the Group entered into related party transactions during the periods are detailed below:

	Transaction values for the period ended			Balances outstanding as of
	December 31,			December 31,
	2011	2010	2009	2011	2010
	(In $ million)

Transactions with the immediate and ultimate parent companies
Due to ultimate parent(a)	—	—	—	(1)	(1)
Transactions with joint ventures
Sale of goods and services(b)	131	122	96	25	29
Purchase of goods(b)	—	—	(4)	—	(3)
Sale of non-current assets	—	7	—	—	—
Transactions with other related parties
Trade receivables
BPC United States Inc.	—	—	—	4	1
Sale of services	3	—	—	—	—
Sale of property, plant and equipment(g)	—	3	—	—	—
Carter Holt Harvey Limited	—	—	—	—	1
Sale of goods	3	14	—	—	—
Carter Holt Harvey Packaging Pty Limited	—	—	—	—	4
Sale of goods	4	20	—	—	—
Carter Holt Harvey Pulp & Paper Limited	—	—	—	—	1
Sale of goods	3	2	—	—	—
FRAM Group Operations LLC	—	—	—	1	—
United Components, Inc	—	—	—	1	—
Trade payables
BPC United States Inc.	—	—	—	—	—
Management fees	—	(1)	(3)	—	—
Recharges	—	—	(3)	—	—
Carter Holt Harvey Limited	—	—	—	(1)	(1)
Purchase of goods	(10)	(1)	—	—	—
Purchase of Whakatane Mill(f)	—	(46)	—	—	—
Carter Holt Harvey Pulp & Paper Limited	—	—	—	(5)	(3)
Purchase of goods	(38)	(25)	—	—	—
Rank Group Limited(c)	—	—	—	(47)	(10)
Recharges	(121)	(43)	(16)	—	—
Reynolds Packaging (NZ) Limited	—	—	(1)	—	(1)
Dividends paid	—	(39)	—	—	—
Loans receivable
BPC United States Inc.	—	—	—	—	—
Repayments	—	12	—	—	—

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

30.	Related parties (continued)

	Transaction values for the period ended			Balances outstanding as of
	December 31,			December 31,
	2011	2010	2009	2011	2010
	(In $ million)

Rank Group Limited(d)	—	—	—	271	256
Interest income	16	14	12	—	—
Reynolds Consumer Products (NZ) Limited	—	—	—	—	—
Interest income	—	2	1	—	—
Novation of loan	—	1	—	—	—
Repayment of loan	—	61	—	—	—
Reynolds Treasury (NZ) Limited	—	—	—	—	—
Interest income	—	1		—	—
Repayments	—	25	—	—	—
Loans Payable
Carter Holt Harvey Limited	—	—	—	—	—
Interest expense	—	—	(17)	—	—
Evergreen Packaging New Zealand Limited	—	—	—	—	—
Interest expense	—	—	(1)	—	—
Reynolds Consumer Products (NZ) Limited	—	—	—	—	—
Interest expense	—	—	(6)	—	—
Reynolds Treasury (NZ) Limited(e)	—	—	—	(23)	—
Loan advanced	(25)	—	—	—	—
Interest expense	(1)	—	(2)	—	—
Receivable related to transfer of tax losses to:
Carter Holt Harvey Limited	—	5	—	5	5
CFC Tax Liability
BPC Finance (N.Z.) Limited	—	—	(11)	(3)	(4)
Repayments	—	(11)	—	—	—
Nerva Investments Limited	—	—	(9)	—	—
Repayments	—	(11)	—	—	—
Rank Group Investments Limited	—	—	(1)	(2)	(2)

(a)	The advance due to Packaging Holdings Limited is non-interest bearing, unsecured and repayable on demand.

(b)	All transactions with joint ventures are settled in cash. Sales of goods and services are negotiated on a cost-plus basis allowing a margin ranging from 3% to 6%. All amounts are unsecured, non-interest bearing and repayable on demand.

(c)	Represents certain costs paid by Rank Group Limited on behalf of the Group that were subsequently recharged to the Group. These costs are primarily related to the Group’s financing and acquisition activities.

(d)	The loan receivable from Rank Group Limited accrues interest at a rate based on the average 90 day New Zealand bank bill rate, set quarterly, plus a margin of 3.25%. Interest is only charged or accrued if demanded by the lender. During the period ended December 31, 2011, interest was charged at 5.90% to

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

30.	Related parties (continued)

6.25% (2010: 5.98% to 6.47%). The advance is unsecured and repayable on demand. This loan is subordinated on terms such that no payments can be made until the obligations under a senior secured credit facility of Rank Group Limited are repaid in full.

(e)	On August 23, 2011, the Group borrowed the Euro equivalent of $25 million from Reynolds Treasury (NZ) Limited. The loan bears interest at the greater of 2% and the 3 month EURIBOR rate plus 4.875%. The loan is unsecured and the repayment date will be agreed between the parties.

(f)	On May 4, 2010, the Group acquired the Whakatane Mill for a purchase price of $48 million, being the fair value of the net assets at the date purchased, from Carter Holt Harvey Limited (“CHHL”). The consideration paid to the seller of the assets was subject to certain post-closing adjustments relating to the closing net working capital, reimbursable wages and other stub period adjustments. The post-closing adjustments resulted in CHHL owing the Group an amount of $2 million which was paid during the period ended December 31, 2010.

(g)	On April 29, 2010, Blue Ridge Paper Products Inc. sold land and buildings in Richmond to BPC United States Inc. The consideration paid was the net book value of the assets at the date of sale, being $3 million settled at the date of sale.

31.	Group entities

					Voting
	Reporting	Country of	Ownership interest (%)		Interest
	Date	incorporation	2011	2010	(%) 2011

Alusud Argentina S.R.L	Dec-31	Argentina	100	100	100
Graham Packaging Argentina S.A.(a)	Dec-31	Argentina	100	—	100
Graham Packaging San Martin S.A.(a)	Dec-31	Argentina	100	—	100
Lido Plast San Luis S.A.(a)	Dec-31	Argentina	100	—	100
SIG Combibloc Agrentina S.R.L	Dec-31	Argentina	100	100	100
Whakatane Mill Australia Pty Limited	Dec-31	Australia	100	100	100
SIG Austria Holding GmbH	Dec-31	Austria	100	100	100
SIG Combibloc GmbH	Dec-31	Austria	100	100	100
SIG Combibloc GmbH & Co. KG	Dec-31	Austria	100	100	100
Gulf Closures W.L.L.(b)	Dec-31	Bahrain	49	49	49
Graham Packaging Belgium N.V.(a)	Dec-31	Belgium	100	—	100
Graham Packaging Lummen N.V.(a)	Dec-31	Belgium	100	—	100
Closure Systems International (Brazil) Sistemas de Vedacao Ltda.	Dec-31	Brazil	100	100	100
Graham Packaging do Brasil Indústria e Comércio Ltda.(a)	Dec-31	Brazil	100	—	100
Graham Packaging Paraná Ltda.(a)	Dec-31	Brazil	100	—	100
Resin Rio Comercio Ltda.(a)	Dec-31	Brazil	100	—	100
SIG Beverages Brasil Ltda.	Dec-31	Brazil	100	100	100
SIG Combibloc do Brasil Ltda.	Dec-31	Brazil	100	100	100
CSI Latin American Holdings Corporation	Dec-31	British Virgin Islands	100	100	100
Reynolds Consumer Products Bulgaria EOOD	Dec-31	Bulgaria	100	100	100
798795 Ontario Limited(c)	Dec-31	Canada	—	100	—
Closure Systems International (Canada) Limited(c)	Dec-31	Canada	—	100	—
Conference Cup Ltd.(d)	Dec-31	Canada	100	—	100
Dopaco Canada, Inc.(d)	Dec-31	Canada	100	—	100
Evergreen Packaging Canada Limited	Dec-31	Canada	100	100	100
Garven Incorporated(d)	Dec-31	Canada	100	—	100

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

31.	Group entities (continued)

					Voting
	Reporting	Country of	Ownership interest (%)		Interest
	Date	incorporation	2011	2010	(%) 2011

Graham Packaging Canada Limited(a)	Dec-31	Canada	100	—	100
Newspring Canada, Inc.(c)	Dec-31	Canada	—	100	—
Pactiv Canada, Inc.(c)	Dec-31	Canada	—	100	—
Pactiv Canada, Inc.(e)	Dec-31	Canada	100	—	100
Reynolds Food Packaging Canada Inc.(c)	Dec-31	Canada	—	100	—
Crystal Insurance Comp. Ltd.	Dec-31	Channel Islands	100	100	100
SIG Asset Holdings Limited	Dec-31	Channel Islands	100	100	100
Alusud Embalajes Chile Ltda.	Dec-31	Chile	100	100	100
SIG Combibloc Chile Limitada	Dec-31	Chile	100	100	100
Closure Systems International (Guangzhou) Limited	Dec-31	China	100	100	100
Closure Systems International (Wuhan) Limited	Dec-31	China	100	100	100
CSI Closures Systems (Hangzhou) Co., Ltd.	Dec-31	China	100	100	100
CSI Closures Systems (Tianjin) Co., Ltd.	Dec-31	China	100	100	100
Dongguan Pactiv Packaging Co., Ltd	Dec-31	China	51	51	51
Evergreen Packaging (Shanghai) Co., Limited	Dec-31	China	100	100	100
Graham Packaging (Guangzhou) Co. Ltd.(a)	Dec-31	China	100	—	100
Graham Packaging Trading (Shanghai) Co. Ltd.(a)	Dec-31	China	100	—	100
Reynolds Metals (Shanghai) Ltd.	Dec-31	China	100	100	100
SIG Combibloc (Suzhou) Co. Ltd.	Dec-31	China	100	100	100
SIG Combibloc Packaging Technology Services (Shanghai) Co. Ltd. (In liquidation)	Dec-31	China	100	100	100
Zhejing Zhongbao Packaging Co., Ltd	Dec-31	China	62.5	62.5	62.5
Alusud Embalajes Colombia Ltda.	Dec-31	Colombia	100	100	100
CSI Closure Systems Manufacturing do Centro America, Sociedad de Responsabilidad Limitada	Dec-31	Costa Rica	100	100	100
SIG Combibloc s.r.o	Dec-31	Czech Republic	100	100	100
Closure Systems International (Egypt) LLC	Dec-31	Egypt	100	100	100
Evergreen Packaging de El Salvador S.A. de C.V.	Dec-31	El Salvador	100	100	100
Graham Packaging Company OY(a)	Dec-31	Finland	100	—	100
Graham Packaging Europe SNC(a)	Dec-31	France	100	—	100
Graham Packaging France S.A.S.(a)	Dec-31	France	100	—	100
Graham Packaging Normandy S.a.r.l.(a)	Dec-31	France	100	—	100
Graham Packaging Villecomtal S.a.r.l.(a)	Dec-31	France	100	—	100
SIG Combibloc S.a.r.l	Dec-31	France	100	100	100
Closure Systems International Deutschland GmbH	Dec-31	Germany	100	100	100
Closure Systems International Holdings (Germany) GmbH	Dec-31	Germany	100	100	100
Omni-Pac Ekco Gmbh Verpackungsmittel	Dec-31	Germany	100	100	100
Omni-Pac Gmbh Verpackungsmittel	Dec-31	Germany	100	100	100
Pactiv Deutschland Holdinggesellschaft mbH	Dec-31	Germany	100	100	100
Pactiv Forest Products GmbH	Dec-31	Germany	100	100	100
Pactiv Hamburg Holdings GmbH(f)	Dec-31	Germany	—	100	—
SIG Beverages Germany GmbH	Dec-31	Germany	100	100	100
SIG Combibloc GmbH	Dec-31	Germany	100	100	100
SIG Combibloc Holding GmbH	Dec-31	Germany	100	100	100
SIG Combibloc Systems GmbH	Dec-31	Germany	100	100	100
SIG Combibloc Zerspanungstechnik GmbH	Dec-31	Germany	100	100	100

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

31.	Group entities (continued)

					Voting
	Reporting	Country of	Ownership interest (%)		Interest
	Date	incorporation	2011	2010	(%) 2011

SIG Euro Holding AG & Co. KGaA	Dec-31	Germany	100	100	100
SIG Information Technology GmbH	Dec-31	Germany	100	100	100
SIG International Services GmbH	Dec-31	Germany	100	100	100
SIG Beteiligungs GmbH (formerly SIG Vietnam Beteiligungs GmbH)(g)	Dec-31	Germany	100	100	100
Closure Systems International (Hong Kong) Limited	Dec-31	Hong Kong	100	100	100
Evergreen Packaging (Hong Kong) Limited	Dec-31	Hong Kong	100	100	100
Graham Packaging Asia Limited(a)	Dec-31	Hong Kong	100	—	100
Roots Investment Holding Private Limited(a)	Dec-31	Hong Kong	100	—	100
SIG Combibloc Limited	Dec-31	Hong Kong	100	100	100
Closure Systems International Holdings (Hungary) Kft.(h)	Dec-31	Hungary	—	100	—
CSI Hungary Manufacturing and Trading Limited Liability Company	Dec-31	Hungary	100	100	100
SIG Combibloc Kft.	Dec-31	Hungary	100	100	100
Closure Systems International(I) Private Limited	Mar-31	India	100	100	100
SIG Beverage Machinery and Systems (India) Pvt. Ltd. (in liquidation)	Dec-31	India	100	100	100
PT. Graham Packaging Indonesia(a)	Dec-31	Indonesia	100	—	100
Ha’Lakoach He’Neeman H’Sheeshim Ou’Shenayim Ltd.	Dec-31	Israel	100	100	100
Graham Packaging Company Italia S.r.l.(a)	Dec-31	Italy	100	—	100
SIG Combibloc S.r.l	Dec-31	Italy	100	100	100
S.I.P. S.r.l. Societa Imballaggi Plastici S.r.l. (in liquidation)(a)	Dec-31	Italy	100	—	100
Closure Systems International Holdings (Japan) KK	Dec-31	Japan	100	100	100
Closure Systems International Japan, Limited	Dec-31	Japan	100	100	100
Graham Packaging Japan Godo Kaisha(a)	Dec-31	Japan	100	—	100
Closure Systems International Holdings (Korea), Ltd.	Dec-31	Korea	100	100	100
Evergreen Packaging Korea Limited	Dec-31	Korea	100	100	100
SIG Combibloc Korea Ltd.	Dec-31	Korea	100	100	100
Beverage Packaging Factoring (Luxembourg) S.à r.l.(i)	Dec-31	Luxembourg	100	—	100
Beverage Packaging Holdings (Luxembourg) I S.A.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) II S.A.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) III S.à r.l	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) IV S.à r.l.(i)	Dec-31	Luxembourg	100	—	100
Evergreen Packaging (Luxembourg) S.à r.l	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) S.à r.l.(j)	Dec-31	Luxembourg	100	—	100
Graham Packaging European Holdings (Luxembourg) I S.à r.l.(j)	Dec-31	Luxembourg	100	—	100
Reynolds Group Issuer (Luxembourg) S.A.	Dec-31	Luxembourg	100	100	100
SIG Finance (Luxembourg) S.à r.l. (in liquidation)(k)	Dec-31	Luxembourg	—	100	—
Asesores y Consultores Graham, S. de R.L. de C.V.(a)	Dec-31	Mexico	100	—	100
Bienes Industriales del Norte, S.A. de C.V.	Dec-31	Mexico	100	100	100
CSI En Ensenada, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI En Saltillo, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI Tecniservicio, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

31.	Group entities (continued)

					Voting
	Reporting	Country of	Ownership interest (%)		Interest
	Date	incorporation	2011	2010	(%) 2011

Evergreen Packaging Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Graham Packaging Plastic Products de Mexico S. de. R.L. de C.V.(a)	Dec-31	Mexico	100	—	100
Grupo Corporativo Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Grupo CSI de México, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Maxpack, S. de R.L. de C.V.(m)	Dec-31	Mexico	—	100	—
Middle America M.A., S.A. de C.V. (in liquidation)	Dec-31	Mexico	100	100	100
Pactiv Foodservice Mexico S. de R.L. de C.V. (formerly Central de Bolsas S. de R.L. de C.V.)(l)	Dec-31	Mexico	100	100	100
Pactiv Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Pactiv North American Holdings, S. de R.L. de C.V. (formerly Pactiv North American Holdings LLC)(u)	Dec-31	Mexico	—	100	—
Reynolds Metals Company de Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Servicio Terrestre Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Graham Packaging, S. de. R.L. de C.V.(a)	Dec-31	Mexico	100	—	100
Servicios Industriales Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Integrales de Operacion, S.A. de C.V.	Dec-31	Mexico	100	100	100
SIG Combibloc México, S.A. de C.V.	Dec-31	Mexico	100	100	100
SIG Simonazzi México, S.A. de C.V. (in liquidation)	Dec-31	Mexico	100	100	100
Tecnicos de Tapas Innovativas, S.A. de C.V.	Dec-31	Mexico	100	100	100
Closures Systems International Nepal Private Limited	Jul-31	Nepal	76	76	76
Beverage Packaging Holdings (Netherlands) B.V	Dec-31	Netherlands	100	100	100
Closure Systems International B.V	Dec-31	Netherlands	100	100	100
Evergreen Packaging International B.V	Dec-31	Netherlands	100	100	100
Graham Packaging Company B.V.(a)	Dec-31	Netherlands	100	—	100
Graham Packaging Holdings B.V.(a)	Dec-31	Netherlands	100	—	100
Graham Packaging Zoetermeer B.V.(a)	Dec-31	Netherlands	100	—	100
Pactiv Europe B.V	Dec-31	Netherlands	100	100	100
Reynolds Consumer Products International B.V	Dec-31	Netherlands	100	100	100
Reynolds Packaging International B.V	Dec-31	Netherlands	100	100	100
SIG Combibloc B.V	Dec-31	Netherlands	100	100	100
Whakatane Mill Limited	Dec-31	New Zealand	100	100	100
Envases Panama, S.A.(n)	Dec-31	Panama	—	100	—
Alusud Peru S.A.	Dec-31	Peru	100	100	100
Closure Systems International (Philippines), Inc.	Dec-31	Philippines	100	100	100
Graham Packaging Poland SP. Z.O.O.(a)	Dec-31	Poland	100	—	100
Omni Pac Poland SP. Z.O.O	Dec-31	Poland	100	100	100
SIG Combibloc SP. Z.O.O	Dec-31	Poland	100	100	100
CSI Vostok Limited Liability Company	Dec-31	Russia	100	100	100
OOO SIG Combibloc	Dec-31	Russia	100	100	100
Pactiv Asia Pte Ltd	Dec-31	Singapore	100	100	100
Closure Systems International España, S.L.U	Dec-31	Spain	100	100	100
Closure Systems International Holdings (Spain), S.A.	Dec-31	Spain	100	100	100
Graham Packaging Iberica S.L.(a)	Dec-31	Spain	100	—	100
Reynolds Food Packaging Spain, S.L.U	Dec-31	Spain	100	100	100
SIG Combibloc S.A.	Dec-31	Spain	100	100	100

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

31.	Group entities (continued)

					Voting
	Reporting	Country of	Ownership interest (%)		Interest
	Date	incorporation	2011	2010	(%) 2011

SIG Combibloc AB	Dec-31	Sweden	100	100	100
SIG allCap AG	Dec-31	Switzerland	100	100	100
SIG Combibloc Procurement AG	Dec-31	Switzerland	100	100	100
SIG Combibloc (Schweiz) AG	Dec-31	Switzerland	100	100	100
SIG Combibloc Group AG	Dec-31	Switzerland	100	100	100
SIG Reinag AG	Dec-31	Switzerland	100	100	100
SIG Schweizerische Industrie-Gesellschaft AG	Dec-31	Switzerland	100	100	100
SIG Technology AG	Dec-31	Switzerland	100	100	100
Evergreen Packaging (Taiwan) Co. Limited	Dec-31	Taiwan	100	100	100
SIG Combibloc Taiwan Ltd.	Dec-31	Taiwan	100	100	100
SIG Combibloc Ltd.	Dec-31	Thailand	100	100	100
Closure Systems International Plastik Ithalat Ihracat Sanayi Ve Ticaret Limited Sirketi	Dec-31	Turkey	100	100	100
Graham Plastpak Plastik Ambalaj Sanayi A.S.(a)	Dec-31	Turkey	100	—	100
SIG Combibloc Paketleme Ve Ticaret Limited Sirketi	Dec-31	Turkey	100	100	100
Alpha Products (Bristol) Limited	Dec-31	United Kingdom	100	100	100
Closure Systems International (UK) Limited	Dec-31	United Kingdom	100	100	100
Graham Packaging European Services Limited(a)	Dec-31	United Kingdom	100	—	100
Graham Packaging Plastics Limited(a)	Dec-31	United Kingdom	100	—	100
Graham Packaging U.K. Limited(a)	Dec-31	United Kingdom	100	—	100
IVEX Holdings, Ltd.	Dec-31	United Kingdom	100	100	100
J. & W. Baldwin (Holdings) Limited	Dec-31	United Kingdom	100	100	100
Kama Europe Limited	Dec-31	United Kingdom	100	100	100
Omni-Pac U.K. Limited	Dec-31	United Kingdom	100	100	100
Pactiv (Caerphilly) Limited	Dec-31	United Kingdom	100	100	100
Pactiv (Films) Limited	Dec-31	United Kingdom	100	100	100
Pactiv (Stanley) Limited (in liquidation)	Dec-31	United Kingdom	100	100	100
Pactiv Limited (in liquidation)	Dec-31	United Kingdom	100	100	100
Reynolds Consumer Products (UK) Limited	Dec-31	United Kingdom	100	100	100
Reynolds Subco (UK) Limited	Dec-31	United Kingdom	100	100	100
SIG Combibloc Limited	Dec-31	United Kingdom	100	100	100
SIG Holdings (UK) Ltd.	Dec-31	United Kingdom	100	100	100
The Baldwin Group Ltd.	Dec-31	United Kingdom	100	100	100
Baker’s Choice Products, Inc.	Dec-31	U.S.A.	100	100	100
BCP/Graham Holdings L.L.C.(a)	Dec-31	U.S.A.	100	—	100
Blue Ridge Holding Corp.	Dec-31	U.S.A.	100	100	100
Blue Ridge Paper Products Inc.	Dec-31	U.S.A.	100	100	100
BRPP, LLC	Dec-31	U.S.A.	100	100	100
Bucephalas Acquisition Corp.(o)	Dec-31	U.S.A.	—	—	—
Closure Systems International Americas, Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Holdings Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Packaging Machinery Inc. (formerly Reynolds Packaging Machinery Inc.)(z)	Dec-31	U.S.A.	100	100	100
Closure Systems Mexico Holdings LLC	Dec-31	U.S.A.	100	100	100

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

31.	Group entities (continued)

					Voting
	Reporting	Country of	Ownership interest (%)		Interest
	Date	incorporation	2011	2010	(%) 2011

Coast-Packaging Company (California General Partnership)(b)	Dec-31	U.S.A.	50	50	50
CSI Mexico LLC	Dec-31	U.S.A.	100	100	100
CSI Sales & Technical Services Inc.	Dec-31	U.S.A.	100	100	100
Dopaco, Inc.(p)	Dec-31	U.S.A.	100	—	100
Evergreen Packaging Inc.	Dec-31	U.S.A.	100	100	100
Evergreen Packaging International (US) Inc.	Dec-31	U.S.A.	100	100	100
Evergreen Packaging USA Inc.	Dec-31	U.S.A.	100	100	100
GPACSUB LLC(a)	Dec-31	U.S.A.	100	—	100
GPC Capital Corp. I(a)	Dec-31	U.S.A.	100	—	100
GPC Capital Corp. II(a)	Dec-31	U.S.A.	100	—	100
GPC Holdings LLC(a)	Dec-31	U.S.A.	100	—	100
GPC Merger LLC(a)(q)	Dec-31	U.S.A.	—	—	—
GPC Opco GP LLC(a)	Dec-31	U.S.A.	100	—	100
GPC Sub GP LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Acquisition Corporation(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Comerc USA LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Company Europe LLC(r)	Dec-31	U.S.A.	100	—	100
Graham Packaging Company Inc.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Company L.P.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Controllers USA LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging France Partners(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging GP Acquisition LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Holdings Company(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging International Plastics Products Inc.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Latin America LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging LC, L.P.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Leasing USA LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging LP Acquisition LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Minster LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging PET Technologies Inc.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Plastic Products Inc.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Poland L.P.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging PX Company(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging PX Holding Corporation(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging PX, LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Regioplast STS Inc.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Technological Specialties LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging West Jordan, LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Recycling Company L.P.(a)	Dec-31	U.S.A.	100	—	100
Newspring Industrial Corp.	Dec-31	U.S.A.	100	100	100
Pactiv Germany Holdings Inc.	Dec-31	U.S.A.	100	100	100
Pactiv International Holdings Inc.	Dec-31	U.S.A.	100	100	100
Pactiv LLC (formerly Pactiv Corporation)(s)	Dec-31	U.S.A.	100	100	100
Pactiv Factoring LLC	Dec-31	U.S.A.	100	100	100

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

31.	Group entities (continued)

					Voting
	Reporting	Country of	Ownership interest (%)		Interest
	Date	incorporation	2011	2010	(%) 2011

Pactiv Management Company LLC	Dec-31	U.S.A.	100	100	100
Pactiv NA II LLC(t)	Dec-31	U.S.A.	100	100	100
Pactiv Retirement Administration LLC	Dec-31	U.S.A.	100	100	100
Pactiv RSA LLC	Dec-31	U.S.A.	100	100	100
PCA West Inc.	Dec-31	U.S.A.	100	100	100
Prairie Packaging, Inc.	Dec-31	U.S.A.	100	100	100
PWP Holdings, Inc.	Dec-31	U.S.A.	100	100	100
PWP Industries, Inc.	Dec-31	U.S.A.	100	100	100
RenPac Holdings Inc.(v)	Dec-31	U.S.A.	100	—	100
Reynolds Consumer Products Holdings LLC (formerly Reynolds Consumer Products Holdings Inc.)(w)	Dec-31	U.S.A.	100	100	100
Reynolds Consumer Products, Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Flexible Packaging Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Foil Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Food Packaging LLC	Dec-31	U.S.A.	100	100	100
Reynolds Group Holdings Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer LLC	Dec-31	U.S.A.	100	100	100
Reynolds Manufacturing, Inc.(x)	Dec-31	U.S.A.	100	—	100
Reynolds Packaging Holdings LLC (formerly Reynolds Packaging Inc.)(y)	Dec-31	U.S.A.	100	100	100
Reynolds Packaging Kama Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Packaging LLC	Dec-31	U.S.A.	100	100	100
Reynolds Services Inc.	Dec-31	U.S.A.	100	100	100
RGHL US Escrow II Inc.(aa)	Dec-31	U.S.A.	—	—	—
RGHL US Escrow II LLC(cc)	Dec-31	U.S.A.	—	—	—
RGHL US Escrow Holdings II Inc.(bb)	Dec-31	U.S.A.	—	—	—
SIG Combibloc Inc.	Dec-31	U.S.A.	100	100	100
SIG Holding USA LLC (formerly SIG Holding USA, Inc.)(dd)	Dec-31	U.S.A.	100	100	100
Southern Plastics, Inc.	Dec-31	U.S.A.	100	100	100
The Corinth and Counce Railroad Company(ee)	Dec-31	U.S.A.	—	100	—
Ultra Pac, Inc.	Dec-31	U.S.A.	100	100	100
Union Packaging LLC(p)(ff)	Dec-31	U.S.A.	—	—	—
Alusud Venezuela S.A.	Dec-31	Venezuela	100	100	100
Graham Packaging Plasticos de Venezuela C.A.(a)	Dec-31	Venezuela	100	—	100
SIG Vietnam Ltd.	Dec-31	Vietnam	100	100	100

(a)	Acquired as part of the Graham Packaging Acquisition on September 8, 2011.

(b)	The Group has control as it has the power to govern the financial and operating policies of the entity.

(c)	Amalgamated into a “new” Pactiv Canada Inc. on July 1, 2011.

(d)	Acquired as part of the Dopaco Acquisition on May 2, 2011 by Reynolds Food Packaging Canada Inc.

(e)	Incorporated on July 1, 2011.

(f)	Merged with SIG Beteiligungs GmbH on September 15, 2011.

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

31.	Group entities (continued)

(g)	Changed name to SIG Beteiligungs GmbH on September 15, 2011.

(h)	Merged into CSI Hungary Manufacturing and Trading Limited Liability Company on December 31, 2011.

(i)	Incorporated on December 21, 2011.

(j)	Incorporated on December 20, 2011.

(k)	Liquidation was concluded on January 18, 2011 and the company subsequently deregistered.

(l)	Changed name to Pactiv Foodservice Mexico, S. de R.L. de C.V. on September 27, 2011.

(m)	Merged into Pactiv Foodservice Mexico, S. de R.L. de C.V. on December 31, 2011.

(n)	Dissolved on February 11, 2011.

(o)	Incorporated on June 13, 2011, and subsequently merged into Graham Packaging Company Inc. on September 8, 2011.

(p)	Acquired as part of the Dopaco Acquisition on May 2, 2011 by Pactiv Corporation, now Pactiv LLC.

(q)	Merged into Graham Packaging Holdings Company on September 12, 2011.

(r)	Incorporated on December 13, 2011.

(s)	Converted to a Delaware limited liability company on December 31, 2011 becoming Pactiv LLC.

(t)	Incorporated on February 8, 2011.

(u)	Redomiciled from U.S.A. to Mexico and transformed to a Mexican company as a “S. de R.L. de C.V.”, following which Pactiv North American Holdings, S. de R.L. de C.V. and Central de Bolsas, S. de R.L. de C.V. merged, with the latter being the surviving entity. The merger was effective March 29, 2011.

(v)	Incorporated on September 29, 2011.

(w)	Converted to a Delaware limited liability company on December 31, 2011 becoming Reynolds Consumer Products Holdings LLC.

(x)	Incorporated on September 14, 2011.

(y)	Converted to a Delaware limited liability company on December 31, 2011 becoming Reynolds Packaging Holdings LLC.

(z)	Changed name to Closure Systems International Packaging Machinery Inc. on March 2, 2011.

(aa)	Incorporated on July 7, 2011 and subsequently merged into Reynolds Group Issuer Inc. on September 8, 2011.

(bb)	Incorporated on July 7, 2011 and subsequently merged into Reynolds Group Holdings Inc. on September 8, 2011.

(cc)	Incorporated on July 7, 2011 and subsequently merged into Reynolds Group Issuer LLC on September 8, 2011.

(dd)	Converted to a Delaware limited liability company on December 31, 2011 becoming SIG Holding USA, LLC.

(ee)	Dissolved on December 6, 2011.

(ff)	Sold on May 18, 2011.

32.	Business combinations under common control

On May 4, 2010, the Group acquired the business operations of Evergreen from subsidiaries of Rank Group Limited. At the time of this transaction, both the Group and Evergreen were ultimately 100% owned by

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

32.	Business combinations under common control (continued)

Mr. Graeme Hart. The original acquisitions of the Evergreen businesses were completed between January 31, 2007 and August 1, 2007.

On September 1, 2010, the Group acquired the operations of the Reynolds foodservice packaging businesses from subsidiaries of Reynolds (NZ) Limited (“Reynolds (NZ)”). At the time of this transaction, both the Group and Reynolds (NZ) were ultimately 100% owned by Mr. Graeme Hart. The original acquisition of the Reynolds foodservice packaging businesses was completed on February 29, 2008.

The following table shows the effect of the legal consummation of the acquisitions of Evergreen and the Reynolds foodservice packaging business as of their respective dates of acquisition by the Group:

		Reynolds
		foodservice
	Evergreen	packaging	Total
	(In $ million)

Total consideration*	1,612	342	1,954
Net book value of share capital of the acquired businesses	(713)	(193)	(906)

Difference between total consideration and net book value of share capital of acquired businesses**	899	149	1,048

On November 5, 2009, the Group acquired the business operations of the Closures segment and the Reynolds consumer products business from subsidiaries of Reynolds (NZ). At the time of this transaction, both the Group and Reynolds (NZ) were ultimately 100% owned by Mr. Graeme Hart. The original acquisition of the Closures segment and the Reynolds consumer products business by subsidiaries of Reynolds (NZ) was substantially completed on February 29, 2008. As of November 5, 2009, the effect of the legal consummation of the acquisition was as follows:

		Reynolds
		consumer
	Closures	products	Total
		(In $ million)

Total consideration*	708	984	1,692
Net book value of share capital of the acquired businesses	(467)	(641)	(1,108)

Difference between total consideration and net book value of share capital of the acquired businesses**	241	343	584

*	The Group has accounted for the acquisitions under the principles of common control. As a result, the cash acquired as part of the acquisitions is already included in the Group’s cash balance and does not form part of the net cash outflow. Further, the results of operations of the businesses acquired are included in the statements of comprehensive income from January 31, 2007 for Evergreen, and from February 29, 2008 for the Closures, Reynolds consumer products, and Reynolds foodservice packaging businesses.

**	In accordance with the Group’s accounting policy for acquisitions under common control, the difference between the share capital of the acquired businesses and the consideration paid (which represented the fair value) has been recognized directly in equity as part of other reserves. Differences in the consideration paid at the date of the legal acquisition by the Group of these businesses and those amounts paid when originally acquired by entities under the common control of the ultimate shareholder reflect changes in the relative fair value. The changes in fair value of the net assets acquired plus debt issued from the original purchase price relate to indebtedness assumed as well as changes in the underlying value of the equity of the business. The change in the underlying value of the business relates to the realization of the cost savings initiatives and operational synergies combined with improvements in industry and general market conditions.

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

33.	Business combinations

Graham Packaging

On September 8, 2011, the Group acquired 100% of the outstanding shares of Graham Packaging Company Inc. (“Graham Packaging”) and units of Graham Packaging Holdings, L.P. for an aggregate purchase price of $1,797 million. The consideration was paid in cash. There is no contingent consideration payable.

Graham Packaging is a leading global supplier of value-added rigid plastic containers for the food, specialty beverage and consumer products markets.

Funding for the purchase of the shares, the repayment of $1,935 million of certain existing indebtedness of Graham Packaging and associated transaction costs was provided through the combination of the $1,500 million principal amount of the August 2011 Senior Secured Notes, a portion of the $1,000 million principal amount of the August 2011 Senior Notes, the $2,000 million principal amount of the August 2011 Credit Agreement and available cash.

The following table provides a summary of the provisional values allocated to assets, liabilities and contingent liabilities as of the date of acquisition:

			Provisional
	Provisional values	Measurement	values as of
	recognized on	period	December 31,
	September 8, 2011(a)	adjustments(b)	2011(c)
	(In $ million)

Cash and cash equivalents	146	—	146
Trade and other receivables*	338	—	338
Inventories	300	—	300
Current tax assets*	3	1	4
Assets held for sale*	7	—	7
Investments in associates and joint ventures	1	—	1
Deferred tax assets*	7	1	8
Property, plant and equipment*	1,438	(37)	1,401
Intangible assets (excluding goodwill)*	1,679	695	2,374
Derivative assets	9	—	9
Other current and non-current assets*	19	—	19
Trade and other payables*	(694)	1	(693)
Current tax liabilities*	(10)	(33)	(43)
Borrowings	(2,852)	—	(2,852)
Deferred tax liabilities*	(405)	(183)	(588)
Provisions and employee benefits*	(201)	2	(199)

Net liabilities acquired	(215)	447	232
Goodwill on acquisition*	2,012	(447)	1,565

Net assets acquired	1,797	—	1,797

Consideration paid in cash	1,797	—	1,797
Net cash acquired	(146)	—	(146)

Net cash outflow	1,651	—	1,651

*	Value determined on a provisional basis.

(a)	Represents the preliminary values of assets, liabilities and contingent liabilities recognized on the acquisition date based on estimated fair values.

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

33.	Business combinations (continued)

(b)	The measurement period adjustments predominantly relate to changes in the fair values of separately identifiable intangible assets. Other measurement period adjustments have arisen from changes in the estimated fair values of property, plant and equipment as the Group continues to revise the valuations of these assets with the third party valuation firms. The changes in fair values of the separately identifiable intangible assets and property, plant and equipment resulted in a net increase in deferred tax liabilities. The depreciation and amortization impact of these provisional changes to fair values was recorded during the period ended December 31, 2011.

(c)	Represents the provisional allocation of the purchase price as December 31, 2011. Management is in the process of reviewing and finalizing balances. In respect of the preliminary valuations of property, plant and equipment and intangible assets (excluding goodwill), management, with the assistance of third party valuation firms, is in the process of reviewing the preliminary valuation reports for these assets. In respect of the other account balances that continue to be recognized on a provisional basis, management continues to review underlying reconciliations and supporting data in respect of certain components of these account balances. The finalization of these provisional purchase accounting allocations will have implications on the measurement of deferred tax assets and liabilities. Management expects to finalize the purchase price allocations by September 8, 2012.

(d)	In connection with the acquisition of the Graham Packaging Group, amounts under an existing income tax receivable agreement with certain pre-IPO shareholders became due and payable. Such amounts which were settled after the date of acquisition are reflected in the statement of cash flows as a financing activity.

In undertaking the Group’s preliminary evaluation of the allocation of the purchase price, management has taken into consideration a number of market participant factors such as the historical margins achieved by the acquired operations, the contractual terms of certain agreements and in certain more complex areas sought the assistance of third party professionals who have an appropriate level of understanding of market based valuation techniques. These factors will continue to be refined and revised as necessary as management continues to finalize its preliminary fair value assessment.

Acquisition costs of $24 million are included in other expenses in the statement of comprehensive income for the period ended December 31, 2011.

The provisional fair value of trade receivables is $319 million. The gross contractual amount of trade receivables is $321 million, of which $2 million is expected to be uncollectible.

The provisional goodwill of $1,565 million recognized on the acquisition is mainly attributable to the skills of the acquired work force and the synergies expected to be achieved from combining Graham Packaging into the Group. The procurement synergies will result primarily from leveraging raw material purchasing and sharing best practices across the Group. The operational synergies will result primarily from a more efficient plant footprint and sharing of manufacturing best practices across the Group. Goodwill of $411 million is expected to be deductible for income tax purposes.

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

33.	Business combinations (continued)

As part of its preliminary assessment of the purchase price accounting for the Graham Packaging Acquisition, management has identified on a provisional basis the following significant identifiable intangible assets and assessed their preliminary fair value and estimated useful life:

		Estimated
Types of Identifiable Intangible Assets	Fair value	Useful Life
	(In $ million)

Trade names	250	Indefinite
Customer relationships	1,574	18 to 22 years
Technology	547	10 to 15 years
Land use rights	3	43 years

	2,374

Trade name

The Graham Packaging trade name has been valued as a business to business trade name with an indefinite life.

Customer relationships

Graham Packaging’s operations are characterized by contractual arrangements with customers for the supply of finished packaging products. The separately identifiable intangible asset reflects the estimated value that is attributable to the existing contractual arrangements and the value that is expected from the ongoing relationships beyond the existing contractual periods. The preliminary assessment of the average estimated useful life is 18 to 22 years.

Technology

Graham Packaging’s operations include certain proprietary knowledge and processes that have been internally developed. The business operates in product categories where customers and end-users value the technology and innovation that Graham Packaging’s custom plastic containers offer as an alternative to traditional packaging materials. The preliminary assessment of the useful lives are between 10 and 15 years.

Prior to the acquisition, Graham Packaging reported its results under US GAAP. Accordingly, it is not practical to illustrate the provisional impact that the preliminary fair value adjustments had on the historical acquisition date values of assets and liabilities.

Graham Packaging contributed revenues of $967 million, a loss after income tax of $64 million, EBITDA of $105 million and Adjusted EBITDA of $156 million to the Group for the period from September 8, 2011 to December 31, 2011. If the acquisition had occurred on January 1, 2011, management estimates that Graham Packaging would have contributed on a pro forma basis additional revenue of $2,130 million, a loss after income tax of $277 million, EBITDA of $43 million and Adjusted EBITDA of $388 million. These amounts are unaudited.

Dopaco

On May 2, 2011, the Group acquired 100% of the outstanding shares of Dopaco Inc. and Dopaco Canada Inc. (collectively “Dopaco”) for an aggregate purchase price of $395 million, including a $3 million working capital adjustment which was settled in October 2011 (the “Dopaco Acquisition”). The consideration was paid in cash. There is no contingent consideration payable. Funding for the purchase consideration was provided through existing cash.

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

33.	Business combinations (continued)

Dopaco is a manufacturer of paper cups and folding cartons for the quick-service restaurant and foodservice industries in the United States and Canada. The new product lines complement and enhance the Group’s existing product lines, allowing it to offer a broader product range and additional customer relationships. Dopaco is included in the Group’s Pactiv Foodservice segment.

The Group finalized the allocation of the purchase price and has reflected this as of the date of acquisition. In undertaking the Group’s evaluation of the purchase price as of date of acquisition, management has taken into consideration a number of market participant factors such as historical margins achieved by the acquired operations, the contractual terms of certain agreements and in certain more complex areas sought the assistance of third party professionals who have an appropriate level of understanding of market based valuation technique. The following table presents the preliminary values previously reported as of May 2, 2011, and any adjustments made to those values:

	Provisional values	Measurement
	recognized on	period	Final purchase
	May 2, 2011(a)	adjustments(b)	price allocation
	(In $ million)

Cash and cash equivalents	3	—	3
Trade and other receivables	33	—	33
Assets held for sale	3	—	3
Deferred tax assets	4	—	4
Inventories	58	1	59
Property, plant and equipment	152	(28)	124
Intangible assets (excluding goodwill)	16	72	88
Other current and non-current assets	5	1	6
Bank overdrafts	(5)	—	(5)
Trade and other payables	(20)	(4)	(24)
Deferred tax liabilities	(32)	(8)	(40)
Provisions and employee benefits	(24)	(2)	(26)

Net assets acquired	193	32	225
Goodwill on acquisition	205	(35)	170

Net assets acquired	398	(3)	395

Consideration paid in cash	398	(3)	395
Bank overdraft acquired	2	—	2

Net cash outflow	400	(3)	397

(a)	Represents the preliminary values of assets, liabilities and contingent liabilities recognized on the acquisition date based on estimated fair values.

(b)	The measurement period adjustments predominantly relate to finalizing the values of property, plant and equipment and identifiable intangible assets and the associated deferred taxes thereon. Other measurement period adjustments have arisen from the finalization of reviews of the balance sheet reconciliations as of the date of acquisition. The depreciation and amortization impact from these provisional changes to fair values had been recognized during the period ended December 31, 2011.

Acquisition-related costs of $6 million are included in other expenses in the statement of comprehensive income for the period ended December 31, 2011.

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

33.	Business combinations (continued)

The preliminary values attributed to the separately identifiable intangible assets were established shortly after the date of acquisition in May 2011 through the assistance of an external third party valuer. Subsequent to this assessment the Group has verified the reasonableness of all key assumptions including royalty rate, growth rates, business mix and discount rate. This review process involved feedback and further input from a wide range of senior executives which has enabled the Group to further refine the initial assumptions as of the date of acquisition. As a result management has revised and finalized the values initially established for the separately identifiable intangible assets as of the date of acquisition. The significant identifiable intangible assets and their fair values and estimated useful lives are as follows:

		Estimated
Types of Identifiable Intangible Assets	Fair Value	Useful Life
	(In $ million)

Customer relationships	77	9 to 14 years
Trade names	6	5 years
Patents	4	10 years
Emission reduction credit	1	Indefinite

	88

Customer relationships

Customer relationships represent the value attributable to purchased long-standing business relationships which have been cultivated over the years with customers.

Trade name

The Dopaco trade name is a business to business trade name under which the products are sold. The preliminary value of the trade name is being amortized over 5 years as it is a defensible intangible asset.

The goodwill recognized on the acquisition is attributable mainly to the skill of the acquired business’ work force and the synergies expected to be achieved from integrating Dopaco into the Group. None of the goodwill recognized is expected to be deductible for income tax purposes.

Dopaco contributed revenues of $331 million, profit after income tax of $7 million, EBITDA of $28 million and Adjusted EBITDA of $45 million to the Group for the period from May 2, 2011 to December 31, 2011. If the acquisition had occurred on January 1, 2011, the Group estimates that Dopaco would have contributed on a pro forma basis additional revenue of $153 million, profit after tax of $5 million, EBITDA of $14 million and Adjusted EBITDA of $17 million. These amounts are unaudited.

Pactiv Corporation

On November 16, 2010, the Group acquired 100% of the outstanding common stock of Pactiv Corporation (“Pactiv”) for a purchase price of $4,452 million (the “Pactiv Acquisition”). The consideration was paid in cash. There is no contingent consideration payable. Funding for the purchase consideration and the refinancing of certain borrowings that were acquired was provided through a combination of additional borrowings, additional equity and existing cash.

Pactiv is a leading manufacturer of consumer and foodservice packaging products in the United States. The acquisition of Pactiv brought together two consumer and foodservice packaging platforms. The combination increased the Group’s product, geographic and customer diversification and created an extensive and diverse distribution network. The products of the Group and Pactiv are complementary, providing the combined Group with opportunities to generate incremental revenue through cross-selling and category

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

33.	Business combinations (continued)

expansion. The Group expects to realize cost savings and operational synergies by consolidating facilities, eliminating duplicative operations, improving supply chain management and achieving other efficiencies.

This acquisition had the following effect on the Group’s assets and liabilities at the acquisition date:

Recognized
values on
acquisition
(In $ million)

Cash and cash equivalents, net of bank overdrafts	91
Trade and other receivables	472
Current tax assets	49
Deferred tax assets	27
Inventories	547
Property, plant and equipment	1,429
Intangible assets (excluding goodwill)	2,715
Other current and non-current assets	60
Trade and other payables	(418)
Borrowings	(1,485)
Deferred tax liabilities	(877)
Provisions and employee benefits	(1,071)

Net assets acquired	1,539
Non-controlling interests	(18)
Goodwill on acquisition	2,931

Net assets acquired	4,452

Consideration paid in cash	4,452
Net cash acquired	(91)

Net cash flow	4,361

Acquisition-related costs of $10 million are included in other expenses in the statement of comprehensive income for the period ended December 31, 2010.

The Group identified and measured the property, plant and equipment and separately identifiable intangible assets (excluding goodwill) of $1,429 million and $2,715 million, respectively, with the assistance of a third party valuer.

The fair value of trade receivables is $472 million. The gross contractual amount of trade receivables due at acquisition was $517 million, of which $45 million was expected to be uncollectible.

The goodwill of $2,931 million recognized on the acquisition is mainly attributable to the skills of the acquired work force and the synergies expected to be achieved from combining Pactiv into the Group. The synergies largely relate to benefits from (a) large scale efficiencies in integration of sales, marketing and administration functions, information technology resources, and leveraging lean production capabilities across facilities, (b) eight to nine plant closures, (c) “one face” customer servicing organization, (d) streamlining warehouse and logistics, and (e) centralizing procurement. Except for $514 million, the goodwill recognized is not deductible for income tax purposes.

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

33.	Business combinations (continued)

The significant identifiable intangible assets and their fair values and estimated useful lives are as follows:

		Estimated
Types of Identifiable Intangible Assets	Fair Value	Useful Life
	(In $ million)

Trade names - indefinite life	1,075	Indefinite
Trade names - definite life	39	5 years
Customer relationships	1,321	20 years
Technology	188	7.5 years
Permits	88	Indefinite
Favorable leasehold	4	3 to 8 years

	2,715

Trade names

The Pactiv Foodservice trade name has been valued as a business to business trade name with an indefinite life. The Hefty trade name has been valued as a consumer trade name with an indefinite life. The Pactiv trade name used in the consumer products business has been valued as a business to business trade name with a five year useful life.

Customer and distributor relationships

Pactiv’s operations are characterized by arrangements with customers and distributors for the supply of finished packaging products. The separately identifiable intangible assets reflect the estimated value that is attributable to the existing arrangements and the value that is expected from the on-going relationship.

Technology

Pactiv’s operations include certain proprietary knowledge and processes that have been developed internally. The business operates in product categories where customers and end-users value the technology and innovation that Pactiv’s custom packaging products offer as an alternative to traditional packaging materials.

Permits

Manufacturers that emit pollutants or use hazardous materials are required to meet various federal and state regulatory requirements and obtain the necessary operating permits. Pactiv has obtained numerous operating permits for its plants over the years. As regulatory requirements have evolved, several of its existing permits have been grandfathered and would be very costly, or even impossible, to obtain today.

The operating results of Pactiv’s consumer products and foodservice packaging businesses have been combined with the operating results of the Group’s Reynolds Consumer Products and Pactiv Foodservice segments, respectively, since the consummation of the Pactiv Acquisition. As the products and systems of these businesses are now integrated within each related segment, other than revenue, we are unable to quantify the results of the acquired businesses on a stand-alone basis for the year ended December 31, 2011. For the period from January 1, 2011 to November 16, 2011, legacy Pactiv product revenue was $3,494 million. For the period ended December 31, 2010, Pactiv’s revenue, profit from operating activities, EBITDA and Adjusted EBITDA were $3,679 million, $254 million, $465 million and $656 million, respectively. These amounts provided on a pro forma basis are unaudited and include IFRS adjustments and therefore will not agree to historically reported Pactiv results as Pactiv reported its results under U.S. GAAP.

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

33.	Business combinations (continued)

Closure Systems International Americas, Inc.

On February 1, 2010, the Group purchased 100% of the issued capital of Obrist Americas, Inc., a U.S. manufacturer of plastic non-dispensing screw closures for carbonated soft drinks and water containers. Total consideration for the acquisition was $36 million and was paid in cash. The acquired company was subsequently renamed Closure Systems International Americas, Inc. (“CSI Americas”).

This acquisition had the following effect on the Group’s assets and liabilities at the acquisition date:

Recognized
values on
acquisition
(In $ million)

Cash and cash equivalents	11
Trade and other receivables	3
Inventories	10
Deferred tax assets	11
Property, plant and equipment	14
Intangible assets (excluding goodwill)	4
Trade and other payables	(7)

Net assets acquired	46
Difference between net assets acquired and consideration paid	(10)

Consideration paid, settled in cash	36
Cash acquired	(11)

Net cash outflow	25

The acquisition of CSI Americas contributed revenue of $52 million and a net profit of $3 million to the Group for the period ended December 31, 2010. If the purchase had occurred on January 1, 2010, management estimates that CSI Americas would have contributed additional revenue of $4 million, additional EBITDA of $3 million and additional profit after tax of $1 million.

34.	Operating leases

Leases as lessee

Non-cancellable operating lease rentals are payable as follows:

	As of December 31,
	2011	2010
	(In $ million)

Less than one year	111	69
Between 1 and 5 years	247	146
More than 5 years	83	79

Total	441	294

During the period ended December 31, 2011, $107 million was recognized as an expense in the statement of comprehensive income as a component of the profit or loss in respect of operating leases (2010: $51 million; 2009: $50 million).

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

34.	Operating leases (continued)

Leases as lessor

The SIG Combibloc segment leases to customers filling machines under operating leases. The future minimum lease payments under non-cancellable leases are as follows:

	As of December 31,
	2011	2010
	(In $ million)

Less than one year	12	13
Between 1 and 5 years	27	31
More than 5 years	2	3

Total	41	47

During the period ended December 31, 2011 $15 million was recognized as revenue in the statement of comprehensive income (2010: $21 million; 2009: $17 million).

35.	Capital commitments

As of December 31, 2011, the Group had entered into contracts to incur capital expenditure of $106 million (2010: $95 million) for the acquisition of property, plant and equipment. These commitments are expected to be settled in the following financial year.

36.	Contingencies

	As of December 31,
	2011	2010
	(In $ million)

Contingent liabilities	19	31

The contingent liabilities primarily arise from the guarantees given to banks granting credit facilities to the Group’s joint venture company SIG Combibloc Obeikan Company Limited, in Riyadh, Kingdom of Saudi Arabia.

Litigation and legal proceedings

In addition to the amounts recognized as a provision in note 27, the Group has contingent liabilities related to other litigation and legal proceedings. The Group has determined that the possibility of a material outflow related to these contingent liabilities is remote.

Security and guarantee arrangements

Certain members of the Group have entered into guarantee and security arrangements in respect of the Group’s indebtedness as described in note 25.

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

37.	Condensed consolidating guarantor financial information

Certain of the Group’s subsidiaries have guaranteed the Group’s obligations under the Notes (as defined in note 25).

The following condensed consolidating financial information presents:

(1) The condensed consolidating statements of financial position as of December 31, 2011 and 2010 and the related statements of financial performance and cash flows for the each of the periods ended December 31, 2011, 2010, and 2009 of:

a. Reynolds Group Holdings Limited, the Parent;

b. Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer Inc. and Reynolds Group Issuer LLC, the issuers of the Notes (together the “Issuers”);

c. the other guarantor subsidiaries;

d. the non-guarantor subsidiaries; and

e. the Group on a consolidated basis.

(2) Adjustments and elimination entries necessary to consolidate Reynolds Group Holdings Limited, the Parent, with the Issuers, the other guarantor subsidiaries and the non-guarantor subsidiaries.

The condensed consolidating statement of financial performance and consolidating statement of cash flows for periods ended December 31, 2011, 2010 and 2009 and the condensed consolidating statement of financial position at December 31, 2011, 2010 and 2009 reflect the current guarantor structure of the Group.

Each guarantor subsidiary is 100% owned by the Parent. The notes are guaranteed to the extent permitted by law and are subject to certain customary guarantee release provisions set forth in the indentures governing the notes on a joint and several basis by each guarantor subsidiary. Provided below are condensed statements of financial performance, financial position and cash flows of each of the companies listed above, together with the condensed consolidating statements of financial performance, financial position and cash flows of guarantor and non-guarantor subsidiaries. These have been prepared under the Group’s accounting policies disclosed in note 3 which comply with IFRS with the exception of investments in subsidiaries. Investments in subsidiaries are accounted for using the equity method. The guarantor subsidiaries and non-guarantor subsidiaries are each presented on a combined basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions.

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

37.	Condensed consolidating guarantor financial information (continued)

Condensed consolidating statement of financial performance
For the Period Ended December 31, 2011

			Other	Non-	Adjustments
			guarantor	guarantor	and
	Parent	Issuers	entities	entities	eliminations	Consolidated
	(In $ million)

Revenue	—	—	10,921	1,178	(310)	11,789
Cost of sales	—	—	(9,034)	(1,001)	310	(9,725)

Gross profit	—	—	1,887	177	—	2,064
Other income, other expenses and share of equity method earnings, net of income tax	(427)	—	(123)	(18)	404	(164)
Selling, marketing and distribution expenses	—	—	(306)	(41)	—	(347)
General and administration expenses	(2)	—	(584)	(42)	—	(628)

Profit (loss) from operating activities (“EBIT”)	(429)	—	874	76	404	925

Financial income	16	695	9	113	(811)	22
Financial expenses	—	(728)	(1,373)	(130)	811	(1,420)

Net financial income (expense)	16	(33)	(1,364)	(17)	—	(1,398)

Profit (loss) before income tax	(413)	(33)	(490)	59	404	(473)
Income tax benefit (expense)	(4)	13	71	(24)	—	56

Profit (loss) for the period	(417)	(20)	(419)	35	404	(417)

As detailed in note 33, the amounts determined as a part of the Graham Packaging Acquisition are provisional. The finalization of these valuations may result in changes between guarantor and non-guarantor groups.

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

37.	Condensed consolidating guarantor financial information (continued)

Condensed consolidating statement of financial position
As of December 31, 2011

			Other	Non-	Adjustments
			guarantor	guarantor	and
	Parent	Issuers	entities	entities	eliminations	Consolidated
	(In $ million)

Assets
Cash and cash equivalents	—	—	461	136	—	597
Trade and other receivables	5	—	1,258	243	—	1,506
Inventories	—	—	1,572	201	—	1,773
Inter-group receivables	—	234	—	33	(267)	—
Other assets	—	—	146	32	—	178

Total current assets	5	234	3,437	645	(267)	4,054

Investments in subsidiaries, associates and joint ventures	—	—	1,282	118	(1,281)	119
Property, plant and equipment	—	—	3,887	648	—	4,535
Investment properties	—	—	29	—	—	29
Intangible assets	—	—	12,144	387	—	12,531
Inter-group receivables	16	10,042	275	1,173	(11,506)	—
Other assets	271	116	190	43	—	620

Total non-current assets	287	10,158	17,807	2,369	(12,787)	17,834

Total assets	292	10,392	21,244	3,014	(13,054)	21,888

Liabilities
Trade and other payables	11	236	1,256	255	—	1,758
Borrowings	1	—	503	17	—	521
Inter-group payables	—	—	267	—	(267)	—-
Other liabilities	4	—	460	64	—	528

Total current liabilities	16	236	2,486	336	(267)	2,807

Borrowings	—	9,993	5,491	1,141	—	16,625
Inter-group liabilities	475	23	11,231	252	(11,981)	—
Other liabilities	—	—	2,511	122	—	2,633

Total non-current liabilities	475	10,016	19,233	1,515	(11,981)	19,258

Total liabilities	491	10,252	21,719	1,851	(12,248)	22,065

Net assets	(199)	140	(475)	1,163	(806)	(177)

Equity
Equity attributable to equity holder of the Group	(199)	140	(475)	1,163	(828)	(199)
Non-controlling interests	—	—	—	—	22	22

Total equity (deficit)	(199)	140	(475)	1,163	(806)	(177)

As detailed in note 33, the amounts determined as a part of the Graham Packaging Acquisition are provisional. The finalization of these valuations may result in changes between guarantor and non-guarantor groups.

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

37.	Condensed consolidating guarantor financial information (continued)

Condensed consolidating statement of cash flows
For the Period Ended December 31, 2011

			Other	Non-	Adjustments
			guarantor	guarantor	and
	Parent	Issuers	entities	entities	eliminations	Consolidated
	(In $ million)

Net cash from (used in) operating activities	—	(547)	458	(104)	636	443
Net cash from (used in) investing activities	—	(3,897)	(2,460)	121	3,734	(2,502)
Included in investing activities:
Acquisition of property, plant and equipment	—	—	(416)	(95)	—	(511)
Proceeds from sale of property, plant and equipment, investment properties, intangible assets and other assets	—	—	58	13	—	71
Acquisition of intangible assets	—	—	(8)	(1)	—	(9)
Acquisition of businesses, net of cash acquired	—	—	(2,048)	—	—	(2,048)
Disposal of businesses, net of cash disposed	—	—	—	—	—	—
Net related party advances (repayments)	—	(4,427)	(31)	88	4,370	—
Net cash from (used in) financing activities	—	4,419	1,948	9	(4,370)	2,006
Included in financing activities:
Drawdown of loans and borrowings	—	4,482	4,676	13	—	9,171
Repayment of loans and borrowings	—	—	(6,648)	(4)		(6,652)
Payment of liabilities arising from Graham Packaging Acquisition	—	—	(252)	—	—	(252)
Net related party borrowings	—	29	4,364	2	(4,370)	25
Payment of transaction costs	—	(92)	(187)	—	—	(279)

As detailed in note 33, the amounts determined as a part of the Graham Packaging Acquisition are provisional. The finalization of these valuations may result in changes between guarantor and non-guarantor groups.

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

37.	Condensed consolidating guarantor financial information (continued)

Condensed consolidating statement of financial performance
For the Period Ended December 31, 2010

			Other	Non-	Adjustments
			guarantor	guarantor	and
	Parent	Issuers	entities	entities	eliminations	Consolidated
	(In $ million)

Revenue	—	—	6,250	824	(300)	6,774
Cost of sales	—	—	(5,178)	(646)	300	(5,524)

Gross profit	—	—	1,072	178	—	1,250
Other income, other expenses and share of equity method earnings, net of income tax	(102)	(1)	138	8	(3)	40
Selling, marketing and distribution expenses	—	—	(198)	(33)	—	(231)
General and administration expenses	(3)	—	(362)	(27)	—	(392)

Profit (loss) from operating activities (“EBIT”)	(105)	(1)	650	126	(3)	667

Financial income	14	266	14	120	(348)	66
Financial expenses	(2)	(251)	(727)	(120)	348	(752)

Net financial income (expense)	12	15	(713)	—	—	(686)

Profit (loss) before income tax	(93)	14	(63)	126	(3)	(19)
Income tax benefit (expense)	(4)	(5)	(47)	(22)	—	(78)

Profit (loss) for the period	(97)	9	(110)	104	(3)	(97)

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

37.	Condensed consolidating guarantor financial information (continued)

Condensed consolidating statement of financial position
As of December 31, 2010

			Other	Non-	Adjustments
			guarantor	guarantor	and
	Parent	Issuers	entities	entities	eliminations	Consolidated
	(In $ million)

Assets
Cash and cash equivalents	1	25	528	110	—	664
Trade and other receivables	5	—	984	161	—	1,150
Inventories	—	—	1,159	122	—	1,281
Inter-group receivables	—	90	—	5	(95)	—
Other assets	—	—	186	15	—	201

Total current assets	6	115	2,857	413	(95)	3,296

Investments in subsidiaries, associates and joint ventures	—	—	903	107	(900)	110
Property, plant and equipment	—	—	2,930	336	—	3,266
Investment properties	—	—	68	—	—	68
Intangible assets	—	—	8,598	150	—	8,748
Inter-group receivables	16	5,595	123	1,289	(7,023)	—
Other assets	256	77	127	28	—	488

Total non-current assets	272	5,672	12,749	1,910	(7,923)	12,680

Total assets	278	5,787	15,606	2,323	(8,018)	15,976

Liabilities
Trade and other payables	10	90	1,017	129	—	1,246
Borrowings	—	—	138	3	—	141
Inter-group payables	—	—	95	—	(95)	—
Other liabilities	1	—	396	31	—	428

Total current liabilities	11	90	1,646	163	(95)	1,815

Borrowings	—	5,559	4,978	1,164	—	11,701
Inter-group liabilities	26	2	6,891	129	(7,048)	—
Other liabilities	—	5	2,124	67	—	2,196

Total non-current liabilities	26	5,566	13,993	1,360	(7,048)	13,897

Total liabilities	37	5,656	15,639	1,523	(7,143)	15,712

Net assets	241	131	(33)	800	(875)	264

Equity
Equity attributable to equity holder of the Group	241	131	(33)	800	(898)	241
Non-controlling interest	—	—	—	—	23	23

Total equity	241	131	(33)	800	(875)	264

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

37.	Condensed consolidating guarantor financial information (continued)

Condensed consolidating statement of cash flows
For the Period Ended December 31, 2010

			Other	Non-	Adjustments
			guarantor	guarantor	and
	Parent	Issuers	entities	entities	eliminations	Consolidated
	(In $ million)

Net cash from (used in) operating activities	—	(171)	317	(34)	271	383
Net cash from (used in) investing activities	(322)	(3,810)	(4,594)	62	4,076	(4,588)
Included in investing activities:
Purchase of Whakatane Mill	—	—	(46)	—	—	(46)
Acquisition of property, plant and equipment	—	—	(250)	(69)	—	(319)
Proceeds from sale of property, plant and equipment, investment properties, intangible assets and other assets	—	—	31	1	—	32
Acquisition of businesses, net of cash acquired	—	—	(4,386)	—	—	(4,386)
Acquisition of intangible assets	—	—	(17)	(1)	—	(18)
Disposal of businesses, net of cash disposed	—	—	32	—	—	32
Net related party advances (repayments)	—	(3,980)	138	15	3,924	97
Net cash from (used in) financing activities	322	3,993	4,412	(35)	(4,347)	4,345
Included in financing activities:
Acquisition of businesses under common control	—	—	(1,958)	—	—	(1,958)
Drawdown of loans and borrowings	—	4,000	2,820	2	—	6,822
Repayment of loans and borrowings	—	—	(478)	(3)	—	(481)
Proceeds from issues of share capital	322	102	322	—	(424)	322
Proceeds from related party borrowings	—	—	3,965	—	(3,965)	—
Repayment of related party borrowings	—	—	—	(32)	32	—
Payment of transaction costs	—	(99)	(194)	—	—	(293)

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

37.	Condensed consolidating guarantor financial information (continued)

Condensed consolidating statement of financial performance
For the Period Ended December 31, 2009

			Other	Non-	Adjustments
			guarantor	guarantor	and
	Parent	Issuers	entities	entities	eliminations	Consolidated
	(In $ million)

Revenue	—	—	5,451	704	(245)	5,910
Cost of sales	—	—	(4,374)	(562)	245	(4,691)

Gross profit	—	—	1,077	142	—	1,219
Other income, other expenses and share of equity method earnings, net of income tax	121	—	204	17	(226)	116
Selling, marketing and distribution expenses	—	—	(182)	(29)	—	(211)
General and administration expenses	(1)	(1)	(378)	(30)	44	(366)

Profit (loss) from operating activities (“EBIT”)	120	(1)	721	100	(182)	758

Financial income	12	21	13	118	(143)	21
Financial expenses	(17)	(20)	(473)	(146)	143	(513)

Net financial income (expense)	(5)	1	(460)	(28)	—	(492)

Profit (loss) before income tax	115	—	261	72	(182)	266
Income tax benefit (expense)	2	—	(141)	(10)	—	(149)

Profit (loss) for the period	117	—	120	62	(182)	117

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

37.	Condensed consolidating guarantor financial information (continued)

Condensed consolidating statement of cash flows
For the Period Ended December 31, 2009

			Other	Non-	Adjustments
			guarantor	guarantor	and
	Parent	Issuers	entities	entities	eliminations	Consolidated
	(In $ million)

Net cash from (used in) operating activities	—	—	649	10	111	770
Net cash from (used in) investing activities	(544)	(1,688)	(104)	70	2,131	(135)
Included in investing activities:
Acquisition of property, plant and equipment	—	—	(204)	(40)	—	(244)
Proceeds from sale of property, plant and equipment, investment properties, intangible assets and other assets	—	—	34	7	—	41
Acquisition of intangible assets	—	—	(43)	(5)	—	(48)
Acquisition of businesses, net of cash acquired	—	—	4	—	—	4
Disposal of businesses, net of cash disposed	—	—	—	—	—	—
Net related party advances (repayments)	—	(1,688)	111	(9)	1,689	103
Net cash from (used in) financing activities	545	1,699	(465)	(38)	(2,242)	(501)
Included in financing activities:
Acquisition of businesses under common control	—	—	(1,687)	—	—	(1,687)
Drawdown of loans and borrowings	—	1,789	1,504	—	—	3,293
Repayment of loans and borrowings	—	—	(2,350)	(32)	—	(2,382)
Proceeds from issues of share capital	544	—	578	17	(561)	578
Proceeds from related party borrowings	1	1	1,755	—	(1,689)	68
Repayment of related party borrowings	—	(1)	(174)	(6)	1	(180)
Payment of transaction costs	—	(67)	(83)	—	—	(150)

38.	Subsequent events

Financing Transactions

On February 15, 2012, the Group issued $1,250 million principal amount of 9.875% senior notes due 2019 (the “February 2012 Notes”). Interest on the February 2012 Notes is paid semi-annually on February 15 and August 15 of each year, commencing August 15, 2012. All of the guarantors of the August 2011 Credit Agreement have guaranteed the obligations under the February 2012 Notes to the extent permitted by law.

The net proceeds from the February 2012 Notes were used to redeem and discharge the $14 million outstanding aggregate principal amount of the Graham Packaging 2017 Notes, the $19 million outstanding aggregate principal amount of the Graham Packaging 2018 Notes, the $355 million outstanding aggregate principal amount of the Graham Packaging 2014 Notes and the $249 million outstanding aggregate principal amount of the Pactiv 2012 Notes. The remaining net proceeds from the February 2012 Notes will be used for general corporate purposes.

On March 20, 2012, Graham Packaging Holdings Company and certain of its subsidiaries organized in the United States guaranteed the February 2012 Notes, the Notes, the 2007 Notes and the August 2011 Credit Agreement and provided collateral security for the Secured Notes and the August 2011 Credit Agreement.

Reynolds Group Holdings Limited

Notes to the financial statements (Continued)

38.	Subsequent events (continued)

This change to the guarantee structure is reflected in the condensed consolidating guarantor financial information as presented in note 37.

Following the guarantee of the August 2011 Credit Agreement by Graham Packaging Holdings Company and certain of its subsidiaries as described above, the requirement to make additional principal amortization payments of $50 million per quarter under the August 2011 Credit Agreement terminated.

Other

In January 2012, the Group sold the Pactiv Foodservice laminating operations in Louisville, Kentucky. Cash proceeds from the sale were $80 million (subject to customary post-closing working capital adjustments) resulting in an estimated gain on sale of $66 million.

Other than the items disclosed above, there have been no events subsequent to December 31, 2011, which would require accrual or disclosure in these financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.

Financial statements for the period ended

December 31, 2011

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of Beverage Packaging Holdings (Luxembourg) I S.A.:

In our opinion, the accompanying statements of financial position and the related statements of comprehensive income, statements of changes in equity and statements of cash flows present fairly, in all material respects, the financial position of Beverage Packaging Holdings (Luxembourg) I S.A. and its subsidiaries (the “Company”) at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Chicago, Illinois
April 5, 2012

Beverage Packaging Holdings (Luxembourg) I S.A.

Statements of comprehensive income

		For the period ended December 31,
	Note	2011	2010	2009
		(In $ million)

Revenue	7	11,789	6,774	5,910
Cost of sales	*	(9,725)	(5,524)	(4,691)

Gross profit		2,064	1,250	1,219
Other income	8	87	102	201
Selling, marketing and distribution expenses	*	(347)	(231)	(211)
General and administration expenses	*	(626)	(388)	(366)
Other expenses	10	(268)	(80)	(96)
Share of profit of associates and joint ventures, net of income tax	23	17	18	11

Profit from operating activities		927	671	758

Financial income	12	6	41	13
Financial expenses	12	(1,409)	(750)	(499)

Net financial expenses		(1,403)	(709)	(486)

Income (loss) before income tax		(476)	(38)	272
Income tax benefit (expense)	13	56	(72)	(148)

Profit (loss) for the period		(420)	(110)	124

Other comprehensive income (loss) for the period, net of income tax
Cash flow hedges		—	—	12
Exchange differences on translating foreign operations		(22)	228	71
Transfers from foreign currency translation reserve to profit and loss		—	49	—

Total other comprehensive income (loss) for the period, net of income tax	14	(22)	277	83

Total comprehensive income (loss) for the period		(442)	167	207

Profit (loss) attributable to:
Equity holder of the Group		(422)	(110)	124
Non-controlling interests		2	—	—

		(420)	(110)	124

Total other comprehensive income (loss) attributable to:
Equity holder of the Group		(21)	278	83
Non-controlling interests		(1)	(1)	—

		(22)	277	83

*	For information on expenses by nature, refer to notes 9, 11, 16, 18, 19, 22, and 34.

The statements of comprehensive income should be read in conjunction with the notes to the financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.

Statements of financial position

		As of December 31,
	Note	2011	2010
		(In $ million)

Assets
Cash and cash equivalents	15	597	663
Trade and other receivables	16	1,501	1,145
Inventories	18	1,773	1,281
Current tax assets	21	39	109
Assets held for sale	17	70	18
Derivatives	29	1	12
Other assets		68	62

Total current assets		4,049	3,290

Non-current receivables	16	50	47
Investments in associates and joint ventures	23	119	110
Deferred tax assets	21	27	23
Property, plant and equipment	19	4,535	3,266
Investment properties	20	29	68
Intangible assets	22	12,531	8,748
Derivatives	29	122	77
Other assets		150	75

Total non-current assets		17,563	12,414

Total assets		21,612	15,704

Liabilities
Bank overdrafts		3	12
Trade and other payables	24	1,747	1,239
Liabilities directly associated with assets held for sale	17	20	—
Borrowings	25	520	140
Current tax liabilities	21	160	142
Derivatives	29	16	1
Employee benefits	26	227	195
Provisions	27	98	74

Total current liabilities		2,791	1,803

Non-current payables	24	33	9
Borrowings	25	16,641	11,717
Deferred tax liabilities	21	1,539	1,127
Employee benefits	26	934	971
Provisions	27	127	86

Total non-current liabilities		19,274	13,910

Total liabilities		22,065	15,713

Net liabilities		(453)	(9)

Equity (deficit)
Share capital	28	1,417	1,417
Reserves	28	(1,251)	(1,230)
Accumulated losses		(641)	(219)

Equity (deficit) attributable to equity holder of the Group		(475)	(32)
Non-controlling interests		22	23

Total equity (deficit)		(453)	(9)

The statements of financial position should be read in conjunction with the notes to the financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.

Statements of changes in equity

							Equity (deficit)
			Translation				attributable to	Non-
		Share	of foreign	Other	Hedge	Accumulated	equity holder of	controlling
	Note	capital	operations	reserves	reserve	losses	the Group	interests	Total
		(In $ million)

Balance at the beginning of the period (January 1, 2009)		1,604	(18)	71	(12)	(197)	1,448	17	1,465
Issue of shares (net of issue costs)	28	880	—	—	—	—	880	—	880
Total comprehensive income for the period:
Profit after tax		—	—	—	—	124	124	—	124
Exchange differences on translating foreign operations		—	71	—	—	—	71	—	71
Cash flow hedges		—	—	—	12	—	12	—	12

Total comprehensive income for the period		—	71	—	12	124	207	—	207
Common control transactions	32	(1,108)	—	(584)	—	—	(1,692)	—	(1,692)
Dividends paid to non-controlling interests		—	—	—	—	—	—	(1)	(1)

Balance as of December 31, 2009		1,376	53	(513)	—	(73)	843	16	859

Balance at the beginning of the period (January 1, 2010)		1,376	53	(513)	—	(73)	843	16	859
Issue of shares (net of issue costs)	28	947	—	—	—	—	947	—	947
Total comprehensive income for the period:
Loss after tax		—	—	—	—	(110)	(110)	—	(110)
Exchange differences on translating foreign operations		—	278	—	—	—	278	(1)	277

Total comprehensive income for the period		—	278	—	—	(110)	168	(1)	167
Common control transactions	32	(906)	—	(1,048)	—	—	(1,954)	—	(1,954)
Purchase of non-controlling interest		—	—	—	—	3	3	(5)	(2)
Non-controlling interests acquired through business combinations		—	—	—	—	—	—	18	18
Disposal of business		—	—	—	—	—	—	(3)	(3)
Dividends paid	28	—	—	—	—	(39)	(39)	(2)	(41)

Balance as of December 31, 2010		1,417	331	(1,561)	—	(219)	(32)	23	(9)

Balance at the beginning of the period (January 1, 2011)		1,417	331	(1,561)	—	(219)	(32)	23	(9)
Total comprehensive loss for the period:
Loss after tax		—	—	—	—	(422)	(422)	2	(420)
Exchange differences on translating foreign operations		—	(21)	—	—	—	(21)	(1)	(22)

Total comprehensive loss for the period		—	(21)	—	—	(422)	(443)	1	(442)
Dividends paid		—	—	—	—	—	—	(2)	(2)

Balance as of December 31, 2011		1,417	310	(1,561)	—	(641)	(475)	22	(453)

The statements of changes in equity should be read in conjunction with the notes to the financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.

Statements of cash flows

		For the period ended December 31,
	Note	2011	2010	2009
		(In $ million)

Cash flows from operating activities
Cash received from customers		11,486	6,798	6,081
Cash paid to suppliers and employees		(9,868)	(5,635)	(4,941)
Interest paid		(1,003)	(451)	(266)
Income taxes paid, net of refunds received		(88)	(125)	(108)
Change of control payment and other acquisition costs		(84)	(181)	—
Payment to related party for use of tax losses		—	(23)	—

Net cash from operating activities		443	383	766

Cash flows used in investing activities
Purchase of Whakatane Mill		—	(46)	—
Acquisition of property, plant and equipment and investment properties		(511)	(319)	(244)
Proceeds from sale of property, plant and equipment, investment properties and other assets		71	32	41
Acquisition of intangible assets		(9)	(18)	(48)
Acquisition of businesses, net of cash acquired	33	(2,048)	(4,386)	4
Disposal of businesses, net of cash disposed		—	33	—
Disposal of other investments		—	10	4
Pre-acquisition advance to Graham Packaging		(20)	—	—
Receipt of related party advances		—	97	102
Interest received		7	5	8
Dividends received from joint ventures		8	4	1

Net cash used in investing activities		(2,502)	(4,588)	(132)

Cash flows from (used in) financing activities
Acquisitions of business under common control		—	(1,958)	(1,687)
Drawdown of loans and borrowings:
August 2011 Credit Agreement		4,666	—	—
August 2011 Notes		2,482	—	—
February 2011 Notes		2,000	—	—
October 2010 Notes		—	3,000	—
May 2010 Notes		—	1,000	—
2009 Notes		—	—	1,789
2009 Credit Agreement		10	2,820	1,404
Other borrowings		13	2	100
Repayment of loans and borrowings:
2011 Credit Agreement		(75)	—	—
2009 Credit Agreement		(4,168)	(38)	—
Graham Packaging borrowings acquired	33	(1,935)	—	—
Graham Packaging 2017 Notes		(239)	—	—
Graham Packaging 2018 Notes		(231)	—	—
Pactiv borrowings acquired		—	(397)	—
Blue Ridge Facility		—	(43)	—
2008 Reynolds Senior Credit Facilities		—	—	(1,500)
2007 SIG Senior Credit Facilities		—	—	(742)
CHH Facility		—	—	(13)
Other borrowings		(4)	(4)	(127)
Payment of liabilities arising from Graham Packaging Acquisition		(252)	—	—
Premium on Graham Packaging 2017 and 2018 Notes		(5)	—	—
Proceeds from issues of share capital		—	322	578
Proceeds from related party borrowings		25	—	68
Repayment of related party borrowings		—	—	(180)
Payment of transaction costs		(279)	(317)	(190)
Purchase of non-controlling interests		—	(3)	—
Dividends paid to related parties and non-controlling interests		(2)	(39)	(1)

Net cash from (used in) financing activities		2,006	4,345	(501)

Net increase (decrease) in cash and cash equivalents		(53)	140	133
Cash and cash equivalents at the beginning of the period		651	514	383
Effect of exchange rate fluctuations on cash held		(4)	(3)	(2)

Cash and cash equivalents as of December 31		594	651	514

Cash and cash equivalents comprise
Cash and cash equivalents		597	663	515
Bank overdrafts		(3)	(12)	(1)

Cash and cash equivalents as of December 31		594	651	514

The statements of cash flows should be read in conjunction with the notes to the financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.

Statements of cash flows (Continued)

Reconciliation of the profit for the period with the net cash from operating activities

	For the period ended December 31,
	2011	2010	2009
	(In $ million)

Profit (loss) for the period	(420)	(110)	124
Adjustments for:
Depreciation of property, plant and equipment	650	317	331
Depreciation of investment properties	1	2	2
Asset impairment charges	12	29	13
Amortization of intangible assets	321	185	169
Net foreign currency exchange loss	7	3	3
Change in fair value of derivatives	26	(4)	(129)
Loss (gain) on sale of property, plant and equipment and non-current assets	1	(5)	(4)
Gains on sale of businesses and investment properties	(5)	(16)	—
CSI Americas gain on acquisition	—	(10)	—
Net financial expenses	1,403	709	486
Share of profit of equity accounted investees	(17)	(18)	(11)
Income tax (benefit) expense	(56)	72	148
Interest paid	(1,003)	(451)	(266)
Income taxes paid, net of refunds received	(88)	(125)	(108)
Change in trade and other receivables	(56)	(45)	(43)
Change in inventories	(171)	41	92
Change in trade and other payables	(8)	9	(24)
Change in provisions and employee benefits	(154)	(202)	6
Change in other assets and liabilities	—	2	(23)

Net cash from operating activities	443	383	766

Significant non-cash financing and investing activities

During the period ended December 31, 2010, Evergreen Packaging Inc. (“EPI”) issued shares to Evergreen Packaging US, its parent company at the time of issue, in exchange for the novation of external borrowings, net of debt issue costs, in amounts of CA$30 million ($29 million), NZ$776 million ($568 million) and $28 million.

During the period ended December 31, 2009, Evergreen Packaging International B.V.’s (“EPIBV”) parent company at the time, Evergreen Packaging (Antiilles) N.V., contributed €47 million ($61 million) as a non-stipulated share premium without the issuance of shares.

The statements of cash flows should be read in conjunction with the notes to the financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.

Statements of cash flows (Continued)

Acquisitions and disposals of businesses

	For the period ended December 31,
	2011		2010		2009
	Acquisitions	Disposals	Acquisitions	Disposals	Acquisitions *	Disposals
	(In $ million)

Inflow (outflow) of cash:
Cash receipts (payments)	(2,192)	—	(4,488)	33	4	—
Net cash (bank overdraft) acquired (disposed of)	144	—	102	—	—	—
Consideration received, satisfied in notes receivable	—	—	—	14	—	—
Consideration subject to post-closing adjustments*	—	—	—	1	3	—

	(2,048)	—	(4,386)	48	7	—
Cash and cash equivalents, net of bank overdrafts	(144)	—	(102)	—	—	—
Net gain on sale before reclassification from foreign currency translation reserve	—	—	—	(10)	—	—
Amounts reclassified from foreign currency translation reserve	—	—	—	1	—	—

Net assets (acquired) disposed of	(2,192)	—	(4,488)	39	7	—

Details of net assets (acquired) disposed of:
Cash and cash equivalents, net of bank overdrafts	(144)	—	(102)	—	—	—
Trade and other receivables	(371)	—	(475)	12	—	—
Current tax assets	(4)	—	(49)	—	—	—
Assets held for sale	(10)	—	—	—	—	—
Inventories	(359)	—	(557)	8	—	—
Derivative assets	(9)	—	—	—	—	—
Deferred tax assets	(12)	—	(38)	—	—	—
Property, plant and equipment	(1,525)	—	(1,443)	23	—	—
Intangible assets (excluding goodwill)	(2,462)	—	(2,719)	—	—	—
Goodwill	(1,735)	—	(2,931)	—	7	—
Other current and non-current assets	(25)	—	(60)	—	—	—
Investment in associates and joint ventures	(1)	—	—	3	—	—
Trade and other payables	717	—	425	(8)	—	—
Current tax liabilities	43	—	—	—	—	—
Loans and borrowings	2,852	—	1,485	—	—	—
Deferred tax liabilities	628	—	877	—	—	—
Provisions and employee benefits	225	—	1,071	—	—	—

Net assets (acquired)/disposed of	(2,192)	—	(4,516)	38	7	—
Gain on acquisition	—	—	10	—	—	—
Amounts reclassified from foreign currency translation reserve	—	—	—	1	—	—
Non-controlling interests	—	—	18	—	—	—

	(2,192)	—	(4,488)	39	7	—

Refer to note 33 for further details of acquisitions.

*	The cash paid in 2009 was for the post-closing adjustments relating to the acquisition of CSI Guadalajara.

The statements of cash flows should be read in conjunction with the notes to the financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements
For the period ended December 31, 2011

1.	Reporting entity

Beverage Packaging Holdings (Luxembourg) I S.A. (the “Company”) is a company domiciled in Luxembourg and registered in the Luxembourg “Registre de Commerce et des Sociétiés”.

The consolidated financial statements of Beverage Packaging Holdings (Luxembourg) I S.A. as of and for the period ended December 31, 2011 comprise the Company and its subsidiaries and their interests in associates and jointly controlled entities. Collectively, these entities are referred to as the “Group”.

The Group is principally engaged in the manufacture and supply of consumer food and beverage packaging and storage products, primarily in North America, Europe, Asia and South America.

The address of the registered office of the Company is 6C, rue Gabriel Lippman, L-5365 Munsbach, Luxembourg.

2.	Basis of preparation

2.1  Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and “IFRIC Interpretations” as issued by the International Accounting Standards Board (“IASB”).

The financial statements were approved by the Board of Directors (the “Directors”) on April 5, 2012 in Chicago, Illinois (April 6, 2012 in Auckland, New Zealand).

2.2  Going concern

The financial statements have been prepared using the going concern assumption.

The statement of financial position as of December 31, 2011 presents negative equity of $453 million compared to negative equity of $9 million as of December 31, 2010. The movement is primarily attributable to the current period loss. The total equity was reduced by the Group’s accounting for the common control acquisitions of the Closures segment and Reynolds consumer products business in 2009, and of the Evergreen segment and Reynolds foodservice packaging business in 2010. The Group accounts for acquisitions under common control of its ultimate shareholder, Mr. Graeme Hart, using the carry-over or book value method. Under the carry-over or book value method, the business combinations do not change the historical carrying value of the assets and liabilities of the businesses acquired. The excess of the purchase price over the carrying values of the share capital acquired is recognized as a reduction to equity. As of December 31, 2011, the common control transactions had generated a cumulative reduction to equity of $1,561 million.

2.3  Basis of measurement

The financial statements have been prepared under the historical cost convention except for:

•	certain components of inventory which are measured at net realizable value;

•	defined benefit pension plan liabilities and post-employment medical plan liabilities which are measured under the projected unit credit method; and

•	certain assets and liabilities, such as derivatives, which are measured at fair value.

Information disclosed in the statement of comprehensive income, statement of changes in equity and statement of cash flows for the current period is for the twelve month period ended December 31, 2011.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

2.	Basis of preparation (continued)

Information for the comparative periods is for the twelve month periods ended December 31, 2010 and December 31, 2009.

2.4  Presentation currency

These financial statements are presented in US dollars (“$”), which is the Group’s presentation currency.

2.5  Use of estimates and judgements

The preparation of financial statements requires the Directors and management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses and disclosure of contingent assets and liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods.

Information about the significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is described in note 4.

2.6  Comparative information

During the year, the Group made an adjustment to correct an understatement of the pension plan asset for one of the SIG segment’s defined benefit pension plans. The understated pension plan asset existed from the date of acquisition of the SIG segment in May 2007. This adjustment reduced net income in the Corporate/Unallocated segment by $6 million for the period ended December 31, 2011, and reduced goodwill by $53 million, increased other non-current assets by $56 million and increased deferred income tax liabilities by $9 million as of December 31, 2011. This adjustment has no effect on the statement of cash flows and no effect on the Group’s Adjusted EBITDA for the period ended December 31, 2011, or any previously reported period. Further, the plan asset understatement did not have a material impact on any current or previously reported financial statements.

As disclosed in note 32, indirect subsidiaries of the Company acquired the business operations of the Closures segment and the Reynolds consumer products business on November 5, 2009. On May 4, 2010, indirect subsidiaries of the Company acquired the business operations of Evergreen. On September 1, 2010 indirect subsidiaries of the Company acquired the business operations of the Reynolds foodservice packaging business. Prior to these transactions, these businesses were under the common ownership of the ultimate sole shareholder, Mr. Graeme Hart. This type of transaction is defined as a business combination under common control, which falls outside of the scope of IFRS 3 (revised) “Business Combinations”. In accordance with the Group’s accounting policy for business combinations under common control, as outlined in note 3.1(d), the Group has compiled the comparative financial information as if the acquisition transactions had occurred from the earliest point that common control commenced.

2.7  Presentation of expenses by nature

Expenses in the statements of comprehensive income are presented by function. Supplemental disclosure of expenses by nature is presented in notes 9, 10, 11, 16, 18, 19, 22 and 34. The components of the Group’s expenses not disclosed by nature in those notes primarily include energy consumption costs, freight costs, repairs and maintenance, other consultancy costs and professional fees, travel and entertainment, and

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

2.	Basis of preparation (continued)

advertising costs. None of these other types of expenses have an individually significant impact on the Group’s statements of comprehensive income for any period presented.

3.  Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these financial statements by all Group entities.

3.1  Basis of consolidation

(a)  Subsidiaries

Subsidiaries are entities controlled by the parent of the Group. Control exists when the parent of the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date control (or effective control) commences until the date that control ceases.

The Group has adopted IFRS 3 (revised) “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements” (2008) for each acquisition or business combination occurring on or after January 1, 2010. All business combinations occurring on or after January 1, 2010 are accounted for using the acquisition method, while those prior to this date are accounted for using the purchase method.

The acquisition method of accounting is used to account for the acquisition of third party subsidiaries and businesses by the Group for transactions completed on or after January 1, 2010. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of the acquisition, including the fair value of any contingent consideration and share-based payment awards (as measured in accordance with IFRS 2 “Share Based Payments”) of the acquiree that are mandatorily replaced as a result of the transaction. Transaction costs that the Group incurs in connection with an acquisition are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at their fair value at the acquisition date, irrespective of the extent of any non-controlling interests. Non-controlling interests are initially recognized at their proportionate share of the fair value of the net assets acquired.

During the measurement period an acquirer can report provisional information for a business combination if by the end of the reporting period in which the combination occurs the accounting is incomplete. The measurement period, however, ends at the earlier of when the acquirer has received all of the necessary information to determine the fair values or one year from the date of the acquisition.

The purchase method of accounting is used to account for the acquisition of subsidiaries and businesses by the Group for transactions completed prior to January 1, 2010. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of the acquisition, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date, irrespective of the extent of any minority interests. Final values for a business combination are determined within twelve months of the date of the acquisition.

Refer to note 33 for disclosure of acquisitions in the current and comparative financial periods.

(b)  Associates

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies (generally accompanying a shareholding of between 20% and 50% of the

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

3.  Significant accounting policies (continued)

voting rights). Investments in associates are accounted for using the equity method of accounting (equity accounted investees) and are initially recognized at cost. Investments in associates include goodwill identified on acquisition, net of accumulated impairment losses (if any).

The Group’s share of its associates’ post-acquisition profits or losses and movements in other comprehensive income is recognized in the Group’s statement of comprehensive income after adjustments (as required) are made to align the accounting policies of the associate with those of the Group. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has a financial obligation or has made payments on behalf of the investee.

(c)  Joint Ventures

Joint ventures are those operations, entities or assets in which the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic, financial and operating decisions. Interests in jointly controlled entities are accounted for using the equity method of accounting (as described in note 3.1(b)).

Interests in jointly controlled assets and operations are reported in the financial statements by including the Group’s share of assets employed in the joint venture, the share of liabilities incurred in relation to the joint venture and the share of any expenses incurred in relation to the joint venture in their respective classification categories. Movements in reserves of joint ventures attributable to the Group are recognized in other comprehensive income in the statement of comprehensive income.

(d)  Transactions between entities under common control

Common control transactions arise between entities that are under the ultimate ownership of the common sole shareholder, Mr. Graeme Hart.

Certain transactions between entities that are under common control may not be transacted on an arm’s length basis. Any gains or losses on these types of transactions are recognized directly in equity. Examples of such transactions include but are not limited to:

•	debt forgiveness transactions;

•	transfer of assets for greater than or less than fair value; and

•	acquisition or disposal of subsidiaries for no consideration or consideration greater than or less than fair value.

Acquisitions of entities under common control are accounted for as follows:

•	predecessor value method requires the financial statements to be prepared using predecessor book values without any step up to fair values;

•	premium or discount on acquisition is calculated as the difference between the total consideration paid and the book value of the issued capital of the acquired entity, and is recognized directly in equity as a component of a separate reserve;

•	the financial statements incorporate the acquired entities’ results as if the acquirer and the acquiree had always been combined; and

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

3.  Significant accounting policies (continued)

•	the results of operations and cash flows of the acquired entity are included on a restated basis in the financial statements from the date that common control originally commenced (i.e. from the date the business was acquired by Mr. Graeme Hart) as though the entities had always been combined from the common control date forward.

(e)  Transactions eliminated on consolidation

Intra-group balances and unrealized items of income and expense arising from intra-group transactions are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same manner as gains, but only to the extent that there is no evidence of impairment.

(f)  Transactions with non-controlling interests

The Group accounts for transactions with non-controlling interests as transactions with the equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss. If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate.

3.2  Foreign currency

(a)  Functional currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company is the euro.

(b)  Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency of the respective entities at the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at historical cost are translated to the functional currency of the respective entities at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency of the respective entities at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on translation are recognized in the statement of comprehensive income as a component of the profit or loss, except for differences arising on the translation of

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

3.  Significant accounting policies (continued)

available-for-sale equity instruments or a financial liability designated as a hedge of the net investment in a foreign operation (refer to (c) below).

(c)  Foreign operations

The results and financial position of those entities that have a functional currency different from the presentation currency of the Group are translated into the Group’s presentation currency as follows:

(i)	assets and liabilities for each statement of financial position presented are translated at the closing rate at the reporting date of the statement of financial position;

(ii)	income and expense items for each profit or loss item are translated at average exchange rates;

(iii)	items of other comprehensive income are translated at average exchange rates; and

(iv) all resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities and of borrowings and other currency instruments designated as hedges of such investments are recognized as a component of equity and included in the foreign currency translation reserve. When a foreign operation is sold, such exchange differences are recognized in the statement of comprehensive income as a component of the profit or loss as part of the gain or loss on the sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated on this basis.

3.3  Non-derivative financial instruments

Non-derivative financial instruments comprise cash and cash equivalents, receivables, available-for-sale financial assets, trade and other payables and interest bearing borrowings.

A non-derivative financial instrument is recognized if the Group becomes a party to the contractual provisions of the instrument. Non-derivative financial assets are derecognized if the Group’s contractual rights to the cash flows from the financial assets expire or if the Group transfers the financial asset to another party without retaining control or substantially all the risks and rewards of the asset. Non-derivative financial liabilities are derecognized if the Group’s obligations specified in the contract expire or are discharged or cancelled.

Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through the profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

Non-derivative financial instruments are recognized on a gross basis unless a current and legally enforceable right to off-set exists and the Group intends to either settle the instrument net or realize the asset and liability simultaneously.

Upon initial acquisition the Group classifies its financial instruments in one of the following categories, which is dependent on the purpose for which the financial instruments were acquired.

(a)  Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held at call with banks and other short-term highly liquid investments with maturities of less than three months. Bank overdrafts are included within borrowings and are classified as current liabilities on the statement of financial position except if these are

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

3.  Significant accounting policies (continued)

repayable on demand, in which case they are included separately as a component of current liabilities. In the statement of cash flows, overdrafts are included as a component of cash and cash equivalents.

(b)  Financial instruments at fair value through profit or loss

An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Group manages such investments and makes purchase and sale decisions based on the instrument’s fair value. Upon initial recognition (at the trade date) attributable transaction costs are recognized in the statement of comprehensive income as a component of the profit or loss. Subsequent to initial recognition, financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in the statement of comprehensive income as a component of the profit or loss.

(c)  Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for instruments with maturities greater than twelve months from the reporting date, which are classified as non-current assets. The Group’s loans and receivables comprise trade and other receivables (including related party receivables) which are stated at their cost less impairment losses.

(d)  Other liabilities

Other liabilities comprise all non-derivative financial liabilities that are not disclosed as liabilities at fair value through profit or loss. Other liabilities are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the reporting date. The Group’s other liabilities comprise trade and other payables and interest bearing borrowings, including those with related parties. The Group’s other liabilities are measured as follows:

(i)  Trade and other payables

Subsequent to initial recognition trade and other payables are stated at amortized cost using the effective interest method.

(ii)  Interest bearing borrowings including related party borrowings

On initial recognition, borrowings are measured at fair value less transaction costs that are directly attributable to borrowings. Subsequent to initial recognition interest bearing loans and borrowings are measured at amortized cost using the effective interest method.

3.4  Derivative financial instruments

A derivative financial instrument is recognized if the Group becomes a party to the contractual provisions of an instrument at the trade date.

Derivative financial instruments are initially recognized at fair value (which includes consideration of credit risk where applicable), and transaction costs are expensed as incurred. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognized in the statement of comprehensive income as a component of the profit or loss unless the derivative financial instruments qualify for hedge accounting. If a derivative financial instrument qualifies for

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

3.  Significant accounting policies (continued)

hedge accounting, recognition of any resulting gain or loss depends on the nature of the hedging relationship (see below).

Derivative financial instruments are recognized on a gross basis unless a current and legally enforceable right to off-set exists.

Derivative financial assets are derecognized if the Group’s contractual rights to the cash flows from the instrument expire or if the Group transfers the financial asset to another party without retaining control or substantially all the risks and rewards of the asset.

Derivative financial liabilities are derecognized if the Group’s obligations specified in the contract expire or are discharged or cancelled.

(a)  Cash flow hedges

Changes in the fair value of a derivative financial instrument designated as a cash flow hedge are recognized directly in equity as a component of other comprehensive income to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in the statement of comprehensive income as a component of the profit or loss for the period.

If a hedging instrument no longer meets the criteria for hedge accounting or it expires, is sold, terminated or exercised, then hedge accounting is discontinued prospectively. At this point in time, the cumulative gain or loss previously recognized in equity remains there until the forecast transaction occurs. When the hedged item is a non-financial asset, the amount recognized in equity is transferred to the carrying amount of the asset when it is recognized. In all other cases the amount recognized in equity is transferred within the statement of comprehensive income in the same period that the hedged item affects this statement and is recognized as part of financial income or expenses. If the forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred within the statement of comprehensive income and is recognized as part of financial income or expenses in the profit or loss.

(b)  Fair value hedges

Changes in the fair value of a derivative financial instrument designated as a fair value hedge are recognized in the statement of comprehensive income as a component of the profit or loss in financial income or expenses together with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk.

(c)  Embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately if the following conditions are met:

(i)	the economic characteristics and risks of the host contract and the embedded derivative are not closely related;

(ii)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(iii)	the combined instrument is not measured at fair value through profit or loss.

At the time of initial recognition of the embedded derivative an equal adjustment is also recognized against the host contract. The adjustment against the host contract is amortized over the remaining life of the host contract using the effective interest method.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

3.  Significant accounting policies (continued)

Any embedded derivatives that are separated are measured at fair value with changes in fair value recognized through net financial expenses in the statement of comprehensive income as a component of the profit or loss.

3.5  Inventories

(a)  Raw materials, work in progress and finished goods

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted average principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(b)  Engineering and maintenance materials

Engineering and maintenance materials (representing either critical or long order components) are measured at the lower of cost and net realizable value. The cost of these inventories is based on the weighted average principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. Net realizable value is determined with reference to the cost of replacement of such items in the ordinary course of business compared to the current market prices.

3.6  Property, plant and equipment

(a)  Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment losses (if any).

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of property, plant and equipment acquired in a business combination is determined by reference to its fair value at the date of acquisition (refer to note 3.1(a)). The cost of self- constructed assets includes the cost of materials and direct labor and any other costs directly attributable to bringing the asset to a working condition for its intended use. Cost may also include transfers from equity of any gains or losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

(b)  Assets under construction

Assets under construction are transferred to the appropriate asset category when they are ready for their intended use. Assets under construction are not depreciated but tested for impairment at least annually or when there is an indication of impairment.

(c)  Reclassification to investment property

When the use of a property changes from owner-occupied to investment property, the property is reclassified to investment property at its carrying value at the date of transfer.

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Notes to the financial statements (Continued)

3.  Significant accounting policies (continued)

(d)  Borrowing costs

Borrowing costs directly attributable to the acquisition or construction of an item of property, plant and equipment are capitalized until such time as the assets are substantially ready for their intended use. The interest rate used equates to the effective interest rate on debt where general borrowings are used or the relevant interest rate where specific borrowings are used to finance the construction.

(e)  Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within that part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

(f)  Depreciation

Depreciation is recognized in the statement of comprehensive income as a component of profit or loss on a straight-line basis over the estimated useful life of the asset. Land is not depreciated.

The estimated useful lives for the material classes of property, plant and equipment are as follows:

•	Buildings	20 to 50 years
•	Plant and equipment	3 to 25 years
•	Furniture and fittings	3 to 20 years

Depreciation methods, useful lives and residual values are reassessed on an annual basis.

Gains and losses on the disposal of items of property, plant and equipment are determined by comparing the proceeds (if any) at the time of disposal with the net carrying amount of the asset.

3.7  Investment property

Investment property is property held either to earn rental income or for capital appreciation or for both. Investment property is measured at cost less accumulated depreciation and impairment losses (if any). Investment properties are depreciated on a straight-line basis over 30 to 40 years.

3.8  Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

(a)  The Group as lessor — finance leases

Amounts due from lessees under finance leases are recorded as receivables at the amount of the Group’s net investment in the leases.

(b)  The Group as lessee — finance leases

Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. The corresponding liability to the lessor is included within loans and borrowings as a finance lease obligation. Subsequent to initial recognition the liability is accounted

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Notes to the financial statements (Continued)

3.  Significant accounting policies (continued)

for in accordance with the accounting policy described in note 3.3(d)(ii) and the asset is accounted for in accordance with the accounting policy applicable to that asset.

3.9  Intangible assets

(a)  Goodwill

Goodwill arises on the acquisition of subsidiaries, associates, joint ventures and business operations and is recognized at the date that control is acquired (the acquisition date). Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously-held equity interest (if any) in the acquiree over the fair value of the identifiable net assets recognized.

If the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously-held equity interest (if any) in the acquiree, the excess is recognized immediately in the statement of comprehensive income as a component of the profit or loss as a bargain purchase gain.

Goodwill is measured at cost less accumulated impairment losses (if any) and is tested at least annually for impairment. Goodwill is not amortized and is monitored for impairment testing at the segment level, which is the lowest level within the Group at which goodwill is monitored for internal management purposes. The allocation is made to the operations that are expected to benefit from the business combination in which the goodwill arose after the allocation of purchase consideration is finalized.

In respect of joint ventures and investments accounted for using the equity method, the carrying amount of goodwill is included in the carrying amount of the investment.

(b)  Trademarks

Trademarks are measured at cost less accumulated amortization and impairment losses (if any) with the exception of the SIG Combibloc, Reynolds, Hefty, Pactiv Foodservice, Blue Ridge, Evergreen and Graham Packaging trade names which are recognized at cost less accumulated impairment losses (if any). These trade names are considered indefinite life assets as they represent the value accumulated in the brand, which is expected to continue indefinitely into the future. Trademarks are tested at least annually for impairment.

(c)  Customer relationships

Customer relationships represent the value attributable to purchased long-standing business relationships which have been cultivated over the years with customers. These relationships are recognized at cost and amortized using the straight-line method over the estimated remaining useful lives of the relationships, which are based on customer attrition rates and projected cash flows.

(d)  Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technological knowledge and understanding, is recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technologically and commercially feasible, future economic benefits are probable and the Group intends to and has sufficient resources to complete development and to use or sell the

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Notes to the financial statements (Continued)

3.  Significant accounting policies (continued)

asset. The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditure is recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

Intangible assets arising from development activities are measured at cost less accumulated amortization and accumulated impairment losses (if any).

(e)  Other intangible assets

Other intangible assets comprise permits, software, technology, patents and rights to supply. Other intangible assets that have finite useful lives are carried at cost less accumulated amortization and impairment losses (if any). Other intangible assets that have indefinite useful lives are carried at costs less impairment losses (if any).

(f)  Subsequent expenditures

Subsequent expenditure in respect of intangible assets is capitalized only when the expenditure increases the future economic benefits embodied in the specific asset to which the expenditure relates and it can be reliably measured. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

(g)  Amortization

Amortization is recognized in the statement of comprehensive income as a component of the profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill and indefinite life intangibles, from the date that the intangible assets are available for use.

The estimated useful lives for the material classes of intangible assets are as follows:

•	Software/technology	3 to 15 years
•	Patents	5 to 14 years
•	Rights to supply	up to a maximum of 6 years
•	Customer relationships	6 to 25 years
•	Trademarks	5 to 15 years

3.10  Impairment

The carrying amounts of the Group’s assets are reviewed regularly and at least annually to determine whether there is any objective evidence of impairment. An impairment loss is recognized whenever the carrying amount of an asset, cash generating unit (CGU) or group of CGUs exceeds its recoverable amount. Impairment losses directly reduce the carrying amount of assets and are recognized in the statement of comprehensive income as a component of the profit or loss.

(a)  Impairment of loans and receivables

The recoverable amount of the Group’s loans and receivables carried at amortized cost is calculated with reference to the present value of the estimated future cash flows, discounted at the original effective interest rate (i.e. the effective interest rate computed at the date of initial recognition of these financial assets). Receivables with a short duration are not discounted.

Impairment losses on individual instruments that are considered significant are determined on an individual basis through an evaluation of the specific instruments’ exposures. For trade receivables which are

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Notes to the financial statements (Continued)

3.  Significant accounting policies (continued)

not significant on an individual basis, impairment is assessed on a portfolio basis taking into consideration the number of days overdue and the historical loss experiences on a portfolio with a similar number of days overdue.

The criteria that the Group uses to determine whether there is objective evidence of an impairment loss include:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency in respect of interest or principal repayment; or

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio.

(b)  Non-financial assets

The carrying amounts of the Group’s non-financial assets, including goodwill and indefinite life intangible assets, are reviewed at least annually to determine whether there is any indication of impairment. If any such indicators exist then the asset or CGU’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, recoverable amounts are estimated at least annually and whenever there is an indication that they may be impaired.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. A CGU is the smallest identifiable asset group that generates cash flows that are largely independent from other assets and groups. Impairment losses are recognized in the statement of comprehensive income as a component of the profit or loss. Impairment losses recognized in respect of a segment are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amount of the other non-financial assets in the CGU on a pro-rata basis.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In assessing the fair value less cost to sell, the forecasted future Adjusted EBITDA to be generated by the asset or segment being assessed is multiplied by a relevant market indexed multiple.

In respect of assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s revised carrying amount will not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized.

3.11  Assets and liabilities classified as held for sale

Assets (or disposal groups comprising assets and liabilities) that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. Immediately before classification as held for sale, the assets or components of a disposal group are remeasured in accordance with the Group’s accounting policies. Thereafter the assets (or disposal groups) are measured at the lower of their carrying amount or fair value less costs to sell. Upon reclassification the Group ceases to depreciate or amortize non-current assets classified as held for sale. Any impairment loss on a disposal group is first allocated to goodwill and then to the remaining assets on a pro-rata basis, except that no loss is allocated to

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Notes to the financial statements (Continued)

3.  Significant accounting policies (continued)

inventories, financial assets, deferred tax assets, employee benefit plan assets, and investment property, which continue to be measured in accordance with the Group’s accounting policies. Impairment losses on initial classification of an asset to being held for sale and subsequent gains or losses on remeasurement are recognized in the statement of comprehensive income as a component of the profit or loss. Gains are not recognized in excess of any prior cumulative impairment losses.

3.12  Employee benefits

(a)  Pension obligations

The Group operates various defined contribution and defined benefit plans.

(i)  Defined contribution plans

A defined contribution plan is a plan under which the employee and the Group pay fixed contributions to a separate entity. The Group has no legal or constructive obligation to pay further contributions in relation to an employee’s service in the current and prior periods. The Group’s contributions are recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

(ii)  Defined benefit plans

A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on factors such as age, years of service and compensation.

The Group’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of the future benefits that employees have earned in return for their service in the current and prior periods. These benefits are then discounted to determine the present value of the Group’s obligations and are then adjusted for the impact of any unrecognized past service costs. The Group’s net obligation is then determined with reference to the fair value of the plan assets (if any). The discount rate used is the yield on bonds that are denominated in the currency in which the benefits will be paid and that have maturity dates approximating the terms of the Group’s obligations. The calculations are performed by qualified actuaries using the projected unit credit method.

Past service costs are recognized immediately in the statement of comprehensive income as a component of the profit or loss, unless the changes to the plans are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case the past service costs are amortized on a straight-line basis over the vesting period.

Actuarial gains and losses are recognized in the statement of comprehensive income as component of profit or loss when the cumulative unrecognized actuarial gains and losses exceed 10% of the greater of the present value of the defined benefit obligation and the fair value of the plan assets. These gains or losses are amortized on a straight-line basis over the expected remaining service lives of employees participating in the plan.

(b)  Short-term employee benefits

Short-term employee benefits are measured on an undiscounted basis and are expensed in the statement of comprehensive income as a component of the profit or loss as the related services are provided. A provision is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans and

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Notes to the financial statements (Continued)

3.  Significant accounting policies (continued)

outstanding annual leave balances if the Group has a present legal or constructive obligation to pay this amount as a result of past services provided by the employee and the obligation can be estimated reliably.

(c)  Post-employment medical plans

In certain jurisdictions the Group sponsors a number of defined benefit medical plans for certain existing employees and retirees. Typically these plans are unfunded and define a level of medical care that the individual will receive.

The Group’s net obligation is calculated separately for each plan by estimating the current and future use of these services by eligible employees, the current and expected future medical costs associated with such services which are discounted to determine their present value and any unrecognized past service costs. The discount rate used is the yield on bonds that are denominated in the currency and jurisdiction in which the benefits will be paid and that have maturity dates approximating the terms of the Group’s obligations. The calculations are performed by qualified actuaries using the projected unit credit method with the use of mortality tables published by government agencies.

Past-service costs are recognized immediately in the statement of comprehensive income as a component of the profit or loss unless changes to a plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case the past-service costs are amortized on a straight-line basis over the vesting period.

(d)  Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits, other than pension plans and post-employment medical plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods, discounted to determine the present value of the Group’s obligation. The discount rate used is the yield on bonds that are denominated in the currency and jurisdiction in which the benefits will be paid and that have maturity dates approximating the terms of the Group’s obligations. The calculation is performed by qualified actuaries using the projected unit credit method. Any actuarial gains or losses are recognized in the statement of comprehensive income as a component of the profit or loss in the period in which they arise.

(e)  Termination benefits

Termination benefits are recognized as an expense when the Group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date. Termination benefits for voluntary redundancies are recognized if the Group has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted and the number of acceptances can be estimated reliably.

(f)  Incentive compensation plans

The Group recognizes a liability and associated expense for incentive compensation plans based on a formula that takes into consideration certain threshold targets and the associated measures of profitability. The Group recognizes a provision when it is contractually obligated or when there is a past practice that has created a constructive obligation to its employees to fund such plans.

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Notes to the financial statements (Continued)

3.  Significant accounting policies (continued)

3.13  Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefit will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. When discounting is used, the increase in the provision for the passage of time is recognized as a component of financial expense in the statement of comprehensive income as a component of the profit or loss.

(a)  Warranties

A provision for warranties is recognized when the underlying products or services are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities.

(b)  Business closure and rationalization

A provision for business closure and rationalization is recognized when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been publicly announced. Business closure and rationalization provisions can include such items as employee severance or termination pay, site closure costs and onerous leases. Future operating costs are not provided for.

3.14  Self-insured employee obligations

(a)  Self-insured employee workers’ compensation

The Group is self-insured in respect of its workers’ compensation obligations in the United States. As a component of its self-insured status the Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for groups of similar size. As of December 31, 2011, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities relating to these claims are included in provisions.

(b)  Self-insured employee health insurance

The Group is self-insured for certain employee health insurance. The Group also maintains insurance coverage for large claims at levels that are customary and consistent with industry standards for companies of similar size. As of December 31, 2011, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities (based on the Group’s historical claims) relating to these claims are included in trade and other payables.

3.15  Dividends

Dividends to the Group’s shareholder are recognized as a liability in the Group’s financial statements in the period in which the dividends are declared.

3.16  Share capital

Common stock and ordinary shares are classified as equity. Costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds.

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Notes to the financial statements (Continued)

3.  Significant accounting policies (continued)

3.17  Revenue

(a)  Sale of goods

Revenue from the sale of goods is measured at the fair value of the consideration received or receivable net of returns and allowances, trade discounts, volume rebates and other customer incentives. Revenue is recognized when the significant risks and rewards of ownership have been substantially transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods.

Transfers of risks and rewards of ownership vary depending on the individual terms of the contract of sale. This occurs either upon shipment of the goods or upon receipt of the goods and/or their installation at a customer location.

(b)  Lease income

Payments received under finance leases are apportioned between finance income and the reduction of the outstanding receivable balance. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group’s net investment outstanding in respect of the leases.

Lease income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term.

3.18  Lease payments

Minimum lease payments made under finance leases are apportioned between the finance charges and the reduction of the outstanding liability. The finance charges which are recognized in the statement of comprehensive income as a component of the profit or loss are allocated to each period during the lease term so as to produce a constant rate of interest on the remaining balance of the liability. Contingent lease payments are accounted for in the periods in which the payments are incurred.

Payments made under operating leases are recognized in the statement of comprehensive income as a component of the profit or loss on a straight-line basis over the term of the lease, except when another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent lease payments arising under operating leases are recognized as an expense in the period in which the payments are incurred. Presently, all payments under operating leases are recognized on a straight-line basis over the term of the lease in the statement of comprehensive income.

In the event that lease incentives are received to enter into an operating lease, such incentives are deferred and recognized as a liability. The aggregated benefits of the lease incentives are recognized as a reduction to the lease expenses on a straight line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

3.19  Financial income and expenses

Financial income comprises interest income, foreign currency gains, and gains on derivative financial instruments in respect of financing activities that are recognized in the statement of comprehensive income as a component of the profit or loss. Interest income is recognized as it accrues using the effective interest method.

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Notes to the financial statements (Continued)

3.  Significant accounting policies (continued)

Financial expenses comprise interest expense, foreign currency losses, impairment losses recognized on financial assets (except for trade receivables) and losses in respect of financing activities on derivative instruments that are recognized in the statement of comprehensive income as a component of the profit or loss. All borrowing costs not qualifying for capitalization are recognized in the statement of comprehensive income as a component of the profit or loss.

3.20  Income tax

Income tax expense comprises current and deferred tax. Income tax expense is recognized in the statement of comprehensive income as a component of the profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income, in which case it is recognized with the associated items on a net basis.

Current tax is the expected tax payable on the taxable income for the period using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous periods.

Deferred tax is recognized using the balance sheet method providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that they probably will not reverse in the foreseeable future and the Group is in a position to control the timing of the reversal of the temporary differences. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend is recognized. Deferred income tax assets and liabilities in the same jurisdiction are off-set in the statement of financial position only to the extent that there is a legally enforceable right to off-set current tax assets and current tax liabilities and the deferred balances relate to taxes levied by the same taxing authority and are expected either to be settled on a net basis or realized simultaneously.

3.21  Sales tax, value added tax and goods and services tax

All amounts (including cash flows) are shown exclusive of sales tax, value added tax (“VAT”) and goods and services tax (“GST”) to the extent the taxes are reclaimable, except for receivables and payables that are stated inclusive of sales tax, VAT and GST.

3.22  Discontinued operations

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operation that has been disposed of or is held for sale, or is a subsidiary or business acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation

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Notes to the financial statements (Continued)

3.  Significant accounting policies (continued)

is classified as a discontinued operation, the comparative statement of comprehensive income is re-presented as if the operation had been discontinued from the start of the comparative period.

3.23  New and revised standards and interpretations

(a)  Interpretations and amendments to existing standards effective in 2011

During 2011, certain interpretations and standards which had not previously been early adopted were mandatory for the Group. This included improvements to various IFRSs 2010 — various standards (effective for financial reporting periods beginning on or after July 1, 2010 and January 1, 2011). The adoption of the revisions to existing standards did not have a material impact on the financial statements of the Group for the period ended December 31, 2011.

(b)  Standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group

The following standards and amendments to existing standards are not yet effective for the period ended December 31, 2011, and have not been applied in preparing these consolidated financial statements:

IFRS 9 “Financial Instruments” is the replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for classifying and measuring financial assets that must be applied starting January 1, 2015, with early adoption permitted. The Group is currently evaluating the impact of IFRS 9 on its financial statements.

On May 12, 2011, the IASB released IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements”, IFRS 12 “Disclosure of Interests in Other Entities” and IFRS 13 “Fair Value Measurement” as part of its new suite of consolidation and related standards, replacing and amending a number of existing standards and pronouncements. Each of these standards is effective for annual reporting periods beginning on or after January 1, 2013, with early adoption permitted.

IFRS 10 introduces a new approach to determining which investments should be consolidated and supersedes the requirements of IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidation — Special Purpose Entities”. Under the requirements of this new standard, the basis for consolidation is control regardless of the nature of the investee. The IASB has provided a series of indicators to determine control which requires judgment to be exercised in making the assessment of control. The new standard also introduces the concept of de facto control, provides greater guidance on the assessment of potential voting rights, while also requiring control to be assessed on a continuous basis where changes arise that do not merely result from a change in market conditions.

IFRS 11 overhauls the accounting for joint arrangements (previously known as joint ventures) and directly supersedes IAS 31 “Interests in Joint Ventures” while amending IAS 28 (2011) “Investments in Associates and Joint Ventures”. Under the requirements of the new standard, jointly controlled entities are either accounted for (without choice) using the equity or proportional consolidation method (depending if separation can be established legally or through another form), whereas joint ventures (previously referred to as jointly controlled operations and jointly controlled assets) must be accounted for using the proportional consolidation method.

IFRS 12 combines into a single standard the disclosure requirements for subsidiaries, associates and joint arrangements and unconsolidated structured entities. Under the expanded and new disclosure requirements, information is required to be provided to enable users to evaluate the nature of the risks associated with a reporting entity’s interest in other entities and the effect those interests can have on the reporting entity’s

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Notes to the financial statements (Continued)

3.  Significant accounting policies (continued)

financial position, performance and cash flow. In addition, the standard introduces new disclosures about unconsolidated structured entities.

IFRS 13 defines the concept of fair value and establishes a framework for measuring fair value, while setting the disclosure requirements for fair value measurement. The new standard focuses on explaining how to measure fair value when required by other IFRS. Prior to the introduction of IFRS 13 there was no single source of guidance on fair value measurement.

On June 16, 2011, the IASB published an amendment to IAS 19 “Employee Benefits,” which removes certain options in respect of the accounting for defined benefit post-employment plans, while introducing certain other new measurement and disclosure requirements. Under the requirements of the amended standard, the IASB now requires the immediate recognition of all actuarial gains and losses as a component of other comprehensive income, effectively removing the ability to defer and leave unrecognized those amounts that were previously permitted under the corridor method. In connection with this amendment, the IASB has also provided additional guidance on the level of aggregated disclosure permitted when plans with differing criteria are presented on a consolidated basis, while also revising the basis under which finance costs are to be determined in connection with defined benefit plans. In addition to these changes, the new standard has also introduced further measures to distinguish between short and long-term employee benefits and additional guidance in terms of the recognition of termination benefits.

In addition, on June 16, 2011, the IASB also published an amendment to IAS 1 “Presentation of Financial Statements”. Under the requirements of the amended standard, the IASB requires an entity to present amounts recognized in other comprehensive income that the entity expects will be reclassified to the statement of comprehensive income in the future (even if contingent on future events) separately from those amounts that will never be reclassified. In addition, the amendment proposes a change in the title of the statement of comprehensive income to the statement of profit or loss and other comprehensive income but allows entities the ability to use other titles.

The requirements of the amended IAS 1 and IAS 19 must be applied to the financial year beginning on or after January 1, 2013, with early adoption permitted. The Group currently accounts for its defined benefit post-employment plans using the corridor method. The Group is currently evaluating the effects of the amendments to IAS 1 and IAS 19 on its financial statements.

On December 16, 2011, the IASB published amendments to IFRS 7 “Financial Instruments: Disclosures — Offsetting Financial Assets and Financial Liabilities” and IAS 32 “Financial Instruments: Presentation — Offsetting Financial Assets and Financial Liabilities.” The amendments are intended to clarify existing application issues relating to the offsetting rules and reduce the level of diversity in current practice. The amendments clarify the meaning of “currently has a legally enforceable right of set off” and “simultaneous realization and settlement.” Additional disclosures are also required about right of offset and related arrangements.

The requirements of the amended IFRS 7 must be applied to the financial year beginning on or after January 1, 2013 and of amended IAS 32 must be applied to the financial year beginning on or after January 1, 2014. Both require retrospective application for the comparative period. The Group is currently evaluating the effects of the amendments to IFRS 7 and IAS 32 on its financial statements.

4.  Critical accounting estimates and assumptions

In the process of applying the Group’s accounting policies management has made certain estimates and assumptions about the carrying values of assets and liabilities, income and expenses and the disclosure of contingent assets and liabilities. The key assumptions concerning the future and other key sources of

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Notes to the financial statements (Continued)

4.  Critical accounting estimates and assumptions (continued)

uncertainty in respect of estimates at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial reporting period are:

4.1  Impairment of assets

(a)  Goodwill and indefinite life intangible assets

Determining whether goodwill is impaired requires estimation of the recoverable values of a segment, which is the lowest level within the Group at which goodwill is monitored for internal management purposes. Determining whether indefinite life intangible assets are impaired requires estimation of the recoverable values of the segment or lower level group of CGUs to which these assets have been allocated. Recoverable values have been based on the higher of fair value less costs to sell or on value in use (as appropriate for the segment being reviewed). Significant judgment is involved with estimating the fair value of a segment. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the segment and a suitable discount rate in order to calculate present value. Details regarding the carrying amount of goodwill and indefinite life intangible assets and the assumptions used in impairment testing are provided in note 22.

(b)  Other assets

Other assets, including property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. A change in the Group’s intended use of certain assets, such as a decision to rationalize manufacturing locations, may trigger a future impairment.

4.2  Income taxes

The Group is subject to income taxes in multiple jurisdictions which require significant judgment to be exercised in determining the Group’s provision for income taxes. There are a number of transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Current tax liabilities and assets are recognized at the amount expected to be paid to or recovered from the taxation authorities. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

4.3  Realization of deferred tax assets

The Group assesses the recoverability of deferred tax assets with reference to estimates of future taxable income. To the extent that actual taxable income differs from management’s estimate of future taxable income, the value of recognized deferred tax assets may be affected. Deferred tax assets have been recognized to offset deferred tax liabilities to the extent that the deferred tax assets and liabilities are expected to be realized in the same jurisdiction and reporting period. Deferred tax assets have also been recognized based on management’s best estimate of the recoverability of these assets against future taxable income.

4.4  Finalization of provisional acquisition accounting

Following a business combination, the Group has a period of not more than twelve months from the date of acquisition to finalize the acquisition date fair values of acquired assets and liabilities, including the valuations of identifiable intangible assets and property, plant and equipment.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

4.  Critical accounting estimates and assumptions (continued)

The determination of fair value of acquired identifiable intangible assets and property, plant and equipment involves a variety of assumptions, including estimates associated with useful lives. As of December 31, 2011, the valuation of the assets acquired and liabilities assumed as a result of the Graham Packaging acquisition have been determined on a provisional basis. The finalization of these valuations may result in the refinement of assumptions that impact not only the recognized value of such assets, but also amortization and depreciation expense. In accordance with the accounting policy described in note 3.1(a), any adjustments on finalization of the preliminary purchase accounting are recognized retrospectively from the date of acquisition.

4.5  Measurement of obligations under defined benefit plans

The Group operates a number of defined benefit pension plans. Amounts recognized under these plans are determined using actuarial methods. These actuarial valuations involve assumptions regarding long-term rates of return on pension fund assets, expected salary increases and the age of employees. These assumptions are reviewed at least annually and reflect estimates as of the measurement date.

Any change in these assumptions will impact the amounts reported in the statements of financial position, plus net pension expense or income that may be recognized in future years.

5.  Determination of fair values

A number of the Group’s accounting policies and associated disclosures require the determination of fair values for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. Where applicable, further information regarding the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

5.1  Property, plant and equipment

The fair values of items of property, plant and equipment recognized as a result of a business combination are based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing, wherein the parties had each acted knowledgeably, prudently and without compulsion. The market value of items of plant, equipment, fixtures and fittings is based on the quoted market prices for similar items where available or based on the assessment of appropriately qualified independent valuers.

5.2  Intangible assets

The fair values of patents and trademarks acquired in a business combination are based on the discounted estimated royalty payments that have been avoided as a result of owning the patent or trademark. The fair values of other identifiable intangible assets are based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

5.3  Investment property

The fair values of investment property are based on active market prices adjusted, if necessary, for any differences in the nature, location or condition of the specific asset. If such information is not available, the Group uses alternative valuation methods such as recent prices in less active markets or discounted cash flow projections. These valuations are reviewed internally and by external valuers.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

5.  Determination of fair values (continued)

5.4  Inventory

The fair value of inventory acquired in a business combination is determined based on its estimated selling price in the ordinary course of business less the estimated costs of completion and sale.

5.5  Trade and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. Given the short-term nature of trade receivables the carrying amount is a reasonable approximation of fair value.

5.6  Derivatives

The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds).

The fair value of commodity and other price derivatives is based on a valuation model. The valuation model (which includes when relevant the consideration of credit risk) discounts the estimated future cash flows based on the terms and maturity of each contract using forward curves and market interest rates at the reporting date.

5.7  Non-derivatives financial liabilities

The fair value of non-derivative financial liabilities, which is determined for disclosure purposes, is calculated by discounting the future contractual cash flows at the current market interest rates that are available for similar financial instruments.

5.8  Pension and post-employment medical benefits

The valuation of the Group’s defined benefit pension and post-employment medical plans is outlined in note 3.12(a)(ii).

5.9  Fair value of borrowings acquired

The fair value of borrowings acquired in business combinations is determined using quoted market prices or agreed redemption values at the date of acquisition.

6.  Segment reporting

IFRS 8 “Operating Segments” requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the Chief Operating Decision Maker (“CODM”) in order to allocate resources to the segment and to assess its performance.

The Group’s CODM resides within the immediate parent company of the Group, Reynolds Group Holdings Limited (“RGHL”). Information reported to the Group’s CODM for the purposes of resource allocation and assessment of segment performance is focused on six business segments that exist within the Group. The Group’s operating and reportable business segments under IFRS 8 are as follows:

•	SIG Combibloc — SIG Combibloc is a leading manufacturer of aseptic carton packaging systems for both beverage and liquid food products, ranging from juices and milk to soups and sauces. SIG supplies

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

6.  Segment reporting (continued)

complete aseptic carton packaging systems, which include aseptic filling machines, aseptic cartons, spouts, caps and closures and related services.

•	Evergreen — Evergreen is a vertically integrated, leading manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk end-markets. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other manufacturers. Evergreen also produces paper products for commercial printing.

•	Closures — Closures is a leading manufacturer of plastic beverage caps, closures and high speed rotary capping equipment primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market.

•	Reynolds Consumer Products — Reynolds Consumer Products is a leading U.S. manufacturer of branded and store branded consumer products such as foil, wraps, waste bags, food storage bags, and disposable tableware and cookware. Prior to the Pactiv acquisition (refer to note 33), the Reynolds Consumer Products segment consisted solely of the Group’s Reynolds consumer products business.

•	Pactiv Foodservice — Pactiv Foodservice is a leading manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups, molded fiber egg cartons, meat and poultry trays, plastic film and aluminum containers. Prior to the Pactiv acquisition (refer to note 33), the Pactiv Foodservice segment consisted solely of the Group’s Reynolds foodservice packaging business. Dopaco, which was acquired in May 2011, is being integrated with the Pactiv Foodservice segment.

•	Graham Packaging — Graham Packaging is a worldwide leader in the design, manufacture and sale of value-added, custom blow molded plastic containers for branded consumer products. Graham Packaging was acquired on September 8, 2011 (refer to note 33).

The CODM does not review the business activities of the Group based on geography.

The accounting policies applied by each segment are the same as the Group’s accounting policies. Results from operating activities represent the profit earned by each segment without allocation of central administrative revenue and expenses, financial income and expenses, and income tax benefit and expense.

The CODM assesses the performance of the operating segments based on Adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense, net financial expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write downs and equity method profit not distributed in cash.

Inter-segment pricing is determined with reference to prevailing market prices on an arm’s length basis.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

6.  Segment reporting (continued)

Business segment reporting

	For the period ended December 31, 2011
				Reynolds
	SIG			Consumer	Pactiv	Graham	Corporate /
	Combibloc	Evergreen	Closures	Products	Foodservice *	Packaging **	unallocated ***	Total
	(In $ million)

Total external revenue	2,036	1,557	1,317	2,503	3,409	967	—	11,789
Total inter-segment revenue	—	46	12	56	39	—	(153)	—

Total segment revenue	2,036	1,603	1,329	2,559	3,448	967	(153)	11,789
Gross profit	439	224	207	611	524	62	(3)	2,064
Expenses and other income	(234)	(69)	(97)	(258)	(402)	(86)	(8)	(1,154)
Share of profit of associates and joint ventures	15	2	—	—	—	—	—	17

Earnings before interest and tax (“EBIT”)	220	157	110	353	122	(24)	(11)	927
Financial income								6
Financial expenses								(1,409)

Loss before income tax								(476)
Income tax benefit								56

Loss after income tax								(420)

Earnings before interest and tax (“EBIT”)	220	157	110	353	122	(24)	(11)	927
Depreciation and amortization	260	60	81	150	292	129	—	972

Earnings before interest, tax, depreciation and amortization (“EBITDA”)	480	217	191	503	414	105	(11)	1,899

*	Represents the results of operations of the Reynolds foodservice packaging business and the Pactiv foodservice packaging business for the full year ended December 31, 2011 and the results of operations of Dopaco for the period from May 2, 2011 to December 31, 2011.

**	Represents the results of operations of Graham Packaging from September 8, 2011 to December 31, 2011.

***	Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

6.  Segment reporting (continued)

	For the period ended December 31, 2011
				Reynolds
	SIG			Consumer	Pactiv	Graham	Corporate /
	Combibloc	Evergreen	Closures	Products	Foodservice *	Packaging **	unallocated ***	Total
	(In $ million)

Earnings before interest, tax, depreciation and amortization (“EBITDA”)	480	217	191	503	414	105	(11)	1,899
Included in EBITDA:
Asset impairment charges	4	—	1	—	7	—	—	12
Business acquisition and integration costs	—	—	—	5	45	9	26	85
Business interruption costs (recoveries)	2	—	1	(1)	—	—	—	2
Change of control payments	—	—	—	—	—	12	—	12
Equity method profit not distributed in cash	(8)	(2)	—	—	—	—	—	(10)
Gain on modification of plan benefits	—	—	—	—	—	—	(25)	(25)
Gain on sale of businesses	—	—	(5)	—	—	—	—	(5)
Impact of purchase price accounting on inventory and leases	—	—	—	—	5	27	—	32
Non-cash inventory charge	—	—	—	1	2	—	—	3
Non-cash pension expense (income)	—	—	—	3	4	—	(49)	(42)
Operational process engineering-related consultancy costs	—	—	—	17	21	—	4	42
Restructuring costs	2	—	5	11	48	3	19	88
SEC registration costs	—	—	—	—	—	—	6	6
Unrealized loss on derivatives	2	2	2	17	3	—	—	26
VAT and custom duties on historical imports	1	—	—	—	—	—	—	1

Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	483	217	195	556	549	156	(30)	2,126

Segment assets	3,218	1,373	1,759	4,882	5,826	4,305	249	21,612
Included in segment assets are:
Additions to property, plant and equipment	185	62	63	33	105	63	—	511
Additions to intangible assets	8	—	3	1	—	5	1	18
Additions to investment properties	4	—	—	—	—	—	—	4
Investments in associates and joint ventures	104	14	—	—	—	1	—	119
Segment liabilities	2,031	412	804	1,396	861	3,931	12,630	22,065

*	Represents the results of operations of the Reynolds foodservice packaging business and the Pactiv foodservice packaging business for the full year ended December 31, 2011 and the results of operations of Dopaco for the period from May 2, 2011 to December 31, 2011.

**	Represents the results of operations of Graham Packaging from September 8, 2011 to December 31, 2011.

***	Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments. In addition, as of December 31, 2011, Corporate / unallocated includes $1,566 million of provisional goodwill related to the Graham Packaging Acquisition (refer to notes 22 and 33) that has not yet been allocated to the operating segments.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

6.  Segment reporting (continued)

	For the period ended December 31, 2010
				Reynolds
	SIG			Consumer	Pactiv	Corporate /
	Combibloc	Evergreen	Closures *	Products **	Foodservice ***	unallocated ****	Total
	(In $ million)

Total external revenue	1,846	1,580	1,167	1,334	847	—	6,774
Total inter-segment revenue	—	3	7	44	77	(131)	—

Total segment revenue	1,846	1,583	1,174	1,378	924	(131)	6,774
Gross profit	464	209	185	327	65	—	1,250
Expenses and other income	(213)	(67)	(89)	(113)	(106)	(9)	(597)
Share of profit of associates and joint ventures	16	2	—	—	—	—	18

Earnings before interest and tax (“EBIT”)	267	144	96	214	(41)	(9)	671
Financial income							41
Financial expenses							(750)

Loss before income tax							(38)
Income tax expense							(72)

Loss after income tax							(110)

Earnings before interest and tax (“EBIT”)	267	144	96	214	(41)	(9)	671
Depreciation and amortization	243	62	79	62	58	—	504

Earnings before interest, tax, depreciation and amortization (“EBITDA”)	510	206	175	276	17	(9)	1,175

*	Includes the results of operations of CSI Americas for the period from February 1, 2010 to December 31, 2010.

**	Represents the results of operations of the Reynolds consumer products business for the full year ended December 31, 2010 and the results of operations of the Hefty consumer products business for the period from November 16, 2010 to December 31, 2010.

***	Represents the results of operations of the Reynolds foodservice packaging business for the full year ended December 31, 2010 and the results of operations of the Pactiv foodservice packaging business for the period from November 16, 2010 to December 31, 2010.

****	Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

6.  Segment reporting (continued)

	For the period ended December 31, 2010
				Reynolds
	SIG			Consumer	Pactiv	Corporate /
	Combibloc	Evergreen	Closures *	Products **	Foodservice ***	unallocated ****	Total
	(In $ million)

Earnings before interest, tax, depreciation and amortization (“EBITDA”)	510	206	175	276	17	(9)	1,175
Included in EBITDA:
Adjustment related to settlement of a lease obligation	—	—	—	(2)	—	—	(2)
Asset impairment charges (reversals)	(1)	—	—	—	29	—	28
Black Liquor Credit	—	(10)	—	—	—	—	(10)
Business acquisition costs	—	1	1	—	—	10	12
Business interruption costs	—	—	2	—	—	—	2
CSI Americas gain on acquisition	—	—	(10)	—	—	—	(10)
Equity method profit not distributed in cash	(11)	(3)	—	—	—	—	(14)
Gain on sale of businesses and investment properties	(6)	(2)	—	—	(8)	—	(16)
Impact of purchase price accounting on inventories	—	—	—	25	38	—	63
Operational process engineering-related consultancy costs	—	2	—	6	—	—	8
Pension income	—	—	—	—	—	(5)	(5)
Related party management fees	—	1	—	—	—	—	1
Restructuring costs (recoveries)	11	—	3	(4)	(1)	—	9
Termination of supply agreement	—	—	—	—	7	—	7
Unrealized (gain) loss on derivatives	—	1	(1)	(2)	(1)	—	(3)
VAT and custom duties on historical imports	10	—	—	—	—	—	10

Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	513	196	170	299	81	(4)	1,255

Segment assets	3,439	1,257	1,739	1,763	405	7,101	15,704
Included in segment assets are:
Additions to property, plant and equipment	151	47	82	13	10	12	315
Additions to intangible assets	13	—	—	5	—	—	18
Additions to investment properties	4	—	—	—	—	—	4
Investments in associates and joint ventures	97	13	—	—	—	—	110
Segment liabilities	2,073	392	1,167	1,161	197	10,723	15,713

*	Includes the results of operations of CSI Americas for the period from February 1, 2010 to December 31, 2010.
**	Represents the results of operations of the Reynolds consumer products business for the full year ended December 31, 2010 and the results of operations of the Hefty consumer products business for the period from November 16, 2010 to December 31, 2010.
***	Represents the results of operations of the Reynolds foodservice packaging business for the full year ended December 31, 2010 and the results of operations of the Pactiv foodservice packaging business for the period from November 16, 2010 to December 31, 2010.
****	Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment and acquisition-related assets not allocated to specific segments. It also includes eliminations of transactions and balances between segments.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

6.  Segment reporting (continued)

	For the period ended December 31, 2009
				Reynolds
	SIG			Consumer	Pactiv	Corporate /
	Combibloc	Evergreen	Closures	Products	Foodservice	unallocated *	Total
	(In $ million)

Total external revenue	1,668	1,429	977	1,151	685	—	5,910
Total inter-segment revenue	—	—	3	39	54	(96)	—

Total segment revenue	1,668	1,429	980	1,190	739	(96)	5,910
Gross profit	410	376	161	222	47	3	1,219
Expenses and other income	(229)	(85)	(79)	(31)	(45)	(3)	(472)
Share of profit of associates and joint ventures	9	2	—	—	—	—	11

Earnings before interest and tax (“EBIT”)	190	293	82	191	2	—	758
Financial income							13
Financial expenses							(499)

Profit before income tax							272
Income tax expense							(148)

Profit after income tax							124

Earnings before interest and tax (“EBIT”)	190	293	82	191	2	—	758
Depreciation and amortization	250	64	73	63	52	—	502

Earnings before interest, tax, depreciation and amortization (“EBITDA”)	440	357	155	254	54	—	1,260

*	Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

6.  Segment reporting (continued)

	For the period ended December 31, 2009
				Reynolds
	SIG			Consumer	Pactiv	Corporate /
	Combibloc	Evergreen	Closures	Products	Foodservice	unallocated *	Total
	(In $ million)

Earnings before interest, tax, depreciation and amortization (“EBITDA”)	440	357	155	254	54	—	1,260
Included in EBITDA:
Asset impairment charges	6	6	—	—	1	—	13
Black Liquor Credit	—	(214)	—	—	—	—	(214)
Business acquisition costs	—	1	—	—	—	—	1
Elimination of the effect of the historical Reynolds Consumer hedging policy	—	—	—	91	4	—	95
Equity method profit not distributed in cash	(8)	(2)	—	—	—	—	(10)
Inventory write-off arising on restructure	—	—	—	—	5	—	5
Korean insurance claim	—	(2)	—	—	—	—	(2)
Loss on sale of Baco assets	—	—	—	1	—	—	1
Manufacturing plant flood impact	—	—	—	5	—	—	5
Operational process engineering-related consultancy costs	—	13	—	—	—	—	13
Plant realignment costs	—	—	—	2	—	—	2
Related party management fees	—	3	—	—	—	—	3
Restructuring costs	38	3	3	5	9	—	58
Transition costs	—	—	—	24	—	—	24
Unrealized gain on derivatives	(4)	—	(10)	(102)	(13)	—	(129)
VAT and custom duties on historical imports	3	—	—	—	—	—	3
Write down of assets held for sale	—	1	—	—	—	—	1
Write off of receivables related to sale of Venezuela operations	—	1	—	—	—	—	1

Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	475	167	148	280	60	—	1,130

Segment assets	4,025	1,316	1,432	1,670	512	(1,420)	7,535
Included in segment assets are:
Additions to property, plant and equipment	77	61	69	31	4	—	242
Additions to intangible assets	21	2	—	22	3	—	48
Additions to investment properties	2	—	—	—	—	—	2
Investments in associates and joint ventures	90	10	—	—	4	—	104
Segment liabilities	1,255	1,034	970	1,158	267	1,992	6,676

*	Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

Information about geographic area

The Group’s revenue from external customers and information about its segment assets (total non-current assets excluding financial instruments, non-current receivables, deferred tax assets and post-employment benefit assets) by geographical origin are detailed below. In presenting information on a geographical basis, revenue and assets have been based in the location of the business operations:

		Remaining
		North
		American			South
	USA	Region	Europe	Asia	America	Other	Total
	(In $ million)

Total external revenue
For the period ended December 31, 2011	7,990	628	1,742	941	375	113	11,789
For the period ended December 31, 2010	3,829	299	1,498	759	292	97	6,774
For the period ended December 31, 2009	3,279	230	1,483	656	249	13	5,910
Non-current assets
As of December 31, 2011	14,049	405	1,637	912	225	58	17,286
As of December 31, 2010	9,073	369	1,769	855	122	60	12,248

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

6.  Segment reporting (continued)

There was no revenue from external customers in Luxembourg, where BP I and BP II are domiciled, for the period ended December 31, 2011 (2010: none; 2009: none). There were no total non-current assets in Luxembourg as of December 31, 2011 (December 31, 2010: none).

Information about major customers

The Group does not have revenue from transactions with a single external customer amounting to 10% or more of the Group’s revenue.

Information about major product lines

Supplemental information on net sales by major product line is set forth below:

	For the period ended December 31,
	2011	2010	2009
	(In $ million)

Foodservice packaging	3,448	924	739
Aseptic carton packaging	2,036	1,846	1,668
Caps and closures	1,329	1,174	980
Waste and storage products	992	509	433
Cooking products	822	768	757
Tablewares	745	101	—
Cartons	775	755	757
Beverage containers	646	—	—
Liquid packaging board	441	416	336
Paper products	387	412	336
Household product containers	175	—	—
Other product containers	146	—	—
Inter-segment eliminations	(153)	(131)	(96)

Total Revenue	11,789	6,774	5,910

7.  Revenue

	For the period ended December 31,
	2011	2010	2009
	(In $ million)

Sale of goods	11,699	6,692	5,845
Services	90	82	65

Total Revenue	11,789	6,774	5,910

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

8.  Other income

	For the period ended December 31,
	2011	2010	2009
	(In $ million)

Adjustment related to settlement of a lease obligation	—	2	—
CSI Americas gain on acquisition	—	10	—
Gain on sale of businesses	5	—	—
Gain on sale of investment properties	—	16	—
Gain on sale of non-current assets	—	5	4
Income from facility management	12	11	15
Income from miscellaneous services	6	8	11
Insurance claims	6	—	4
Landfill tipping fees received	5	—	—
Rental income from investment properties	6	6	5
Royalty income	4	2	2
Sale of by-products	29	25	18
Unrealized gains on derivatives	—	4	129
Other	14	13	13

Total other income	87	102	201

9.  General and administration expenses

	For the period ended December 31,
	2011	2010	2009
	(In $ million)

Research and development expenses	(145)	(107)	(99)
Auditors’ remunerations to PricewaterhouseCoopers, comprising:
Audit fees	(12)	(11)	(7)
Other audit related fees(a)	(7)	(5)	(5)
Tax fees(b)	(1)	(1)	(12)

(a)	Other audit related fees include services for the audit or review of financial information other than year end or interim financial statements (including audits of carve out financial statements for debt refinancing and covenant reporting under bank facilities).

(b)	In 2009, $12 million was incurred for tax advice from PricewaterhouseCoopers LLP regarding alternative fuel mixtures credits. These costs have been recognized as a component of cost of sales during the period ended December 31, 2009.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

10.  Other expenses

		For the period ended December 31,
	Note	2011	2010	2009
		(In $ million)

Asset impairment charges		(12)	(29)	(13)
Business acquisition costs		(38)	(13)	—
Business integration costs		(43)	—	—
Net foreign currency exchange loss		(7)	(3)	(3)
Operational process engineering-related consultancy costs		(42)	(7)	(13)
Related party management fees	30	—	(1)	(3)
Restructuring costs		(88)	(9)	(58)
SEC registration costs		(6)	—	—
Unrealized losses on derivatives		(26)	—	—
VAT and custom duties on historical imports		(1)	(11)	(3)
Other		(5)	(7)	(3)

Total other expenses		(268)	(80)	(96)

11.  Personnel expenses

Personnel expenses recognized in the statements of comprehensive income were $1,965 million for the period ended December 31, 2011 (2010: $1,229 million; 2009: $1,167 million). Personnel expenses include salaries, wages, employee related taxes, short-term employee benefits, pension benefits, post-employment medical benefits and other long-term employee benefits. For additional details related to the post-employment benefit plans, refer to note 26.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

12.  Financial income and expenses

		For the period ended December 31,
	Note	2011	2010	2009
		(In $ million)

Interest income		6	5	6
Interest income on related party loans		—	3	5
Net change in fair value of derivatives		—	33	2

Financial income		6	41	13

Interest expense:
August 2011 Credit Agreement		(168)	—	—
2009 Credit Agreement		(29)	(135)	(13)
August 2011 Notes		(85)	—	—
February 2011 Notes		(139)	—	—
October 2010 Notes		(243)	(50)	—
May 2010 Notes		(88)	(56)	—
2009 Notes		(147)	(134)	(20)
Related Party Notes		(109)	(104)	(110)
Pactiv 2012 Notes		(15)	(2)	—
Pactiv 2017 Notes		(24)	(3)	—
Pactiv 2018 Notes		(1)	—	—
Pactiv 2025 Notes		(22)	(3)	—
Pactiv 2027 Notes		(17)	(2)	—
Graham Packaging 2014 Notes		(12)	—	—
Graham Packaging 2017 Notes		(3)	—	—
Graham Packaging 2018 Notes		(3)	—	—
2008 Reynolds Senior Credit Facilities		—	—	(66)
2007 SIG Senior Credit Facilities		—	—	(47)
CHH Facility		—	(8)	(22)
Blue Ridge Facility		—	—	(2)
Related party borrowings	30	(1)	—	(15)
Amortization of:
Debt issue costs:
2011 Credit Agreement		(4)	—	—
2009 Credit Agreement(a)		(86)	(10)	(1)
August 2011 Notes		(2)	—	—
February 2011 Notes		(2)	—	—
October 2010 Notes		(10)	(2)	—
May 2010 Notes		(3)	(2)	—
2009 Notes		(8)	(9)	(1)
Related Party Notes		(4)	(4)	(4)
2008 Reynolds Senior Credit Facilities		—	—	(19)
2007 SIG Senior Credit Facilities		—	—	(3)
CHH Facility		—	—	(1)
Debt commitment letter fees(b)(c)		(68)	(98)	—
Credit Agreement amendment fees		(11)	(12)	—
Fair value adjustment of acquired notes		14	1	—
Original issue discounts(a)		(42)	(6)	(1)
Embedded derivatives		11	3	—
Graham Packaging Notes tender offer fees		(5)	—	—
Unamortized debt issue costs written off		—	—	(36)
Net change in fair values of derivatives		(9)	—	—
Net foreign currency exchange loss		(55)	(101)	(130)
Other		(19)	(13)	(8)

Financial expenses		(1,409)	(750)	(499)

Net financial expenses		(1,403)	(709)	(486)

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

12.  Financial income and expenses (continued)

(a)	In February 2011, the 2009 Credit Agreement was repaid in full with the proceeds from the February 2011 Notes as well as proceeds from the February 2011 Credit Agreement. As a result of such repayments, the unamortized debt issuance costs of $86 million and unamortized original issuance discount of $38 million related to the 2009 Credit Agreement were expensed during the period ended December 31, 2011.

(b)	A debt commitment letter to fund the Graham Packaging Acquisition (refer to note 33) was initially for an amount up to $5 billion and was subject to certain conditions and adjustments, and resulted in the Group incurring $68 million of fees. The proceeds from the issuance of the August 2011 Notes and drawings under the August 2011 Credit Agreement were used to finance the Graham Packaging Acquisition (refer to note 33). As the commitments under the debt commitment letter were not utilized, the Group expensed $68 million of the fees during the period ended December 31, 2011.

(c)	A debt commitment letter to fund the Pactiv Acquisition (refer to note 33) was initially for an amount up to $5 billion and was subject to certain conditions and adjustments, and resulted in the Group incurring $98 million of fees. The proceeds from the issuance of the October 2010 Notes and the additional borrowings under the 2009 Credit Agreement were used to finance the Pactiv acquisition. As the commitments under the debt commitment letter were not utilized, the Group expensed $98 million of fees during the period ended December 31, 2010.

Refer to note 25 for information on the Group’s borrowings.

13.  Income tax

	For the period ended December 31,
	2011	2010	2009
	(In $ million)

Current tax expense
Current period	(149)	(117)	(115)
Adjustment for prior periods	—	—	(2)

	(149)	(117)	(117)

Deferred tax benefit (expense)
Origination and reversal of temporary differences	186	39	(40)
Tax rate modifications	8	—	(4)
Recognition of previously unrecognized tax losses and temporary differences	18	6	12
Adjustments for prior periods	(7)	—	1

	205	45	(31)

Income tax benefit (expense)	56	(72)	(148)

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

13.  Income tax (continued)

13.1  Reconciliation of effective tax rate

	For the period ended December 31,
	2011	2010	2009
	(In $ million)

Reconciliation of effective tax rate
Profit (loss) before income tax	(476)	(38)	272
Income tax using the New Zealand tax rate of 28% (2010 and 2009: 30)%	133	11	(82)
Effect of tax rates in foreign jurisdictions	47	(8)	29
Effect of tax rates in state and local tax	(1)	(5)	(13)
Non-deductible expenses and permanent differences	(95)	(32)	(4)
Tax exempt income and income at a reduced tax rate	9	10	6
Withholding tax	(28)	(10)	(3)
Controlled foreign corporation tax	2	(11)	(17)
Tax rate modifications	8	—	(4)
Recognition of previously unrecognized tax losses and temporary differences	18	6	21
Unrecognized tax losses and temporary differences	(48)	(61)	(82)
Tax uncertainties	8	—	—
Cellulosic biofuel credits	—	29	—
Credits	4	2	—
Other	2	(3)	2
Over (under) provided in prior periods	(3)	—	(1)

Total current period income tax (expense) benefit	56	(72)	(148)

14.  Other comprehensive income

	For the period ended December 31,
	2011		2010		2009
		Tax		Tax		Tax
	Pre-Tax	Effect	Pre-Tax	Effect	Pre-Tax	Effect
	(In $ million)

Exchange difference on translating foreign operations	(22)	—	277	—	71	—
Cash flow hedges	—	—	—	—	19	(7)

Total other comprehensive income	(22)	—	277	—	90	(7)

During the period ended December 31, 2010, the Group transferred $49 million of the exchange difference on translating foreign operations, which had been previously recognized in other comprehensive income to the profit or loss primarily as a result of the internal restructuring of legal entities within the SIG segment.

During the period ended December 31, 2009, the Group transferred $12 million of cash flow hedges which had been previously recognized in other comprehensive income to the profit or loss following the derivatives becoming ineffective hedges when the underlying borrowings were repaid.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

15.  Cash and cash equivalents

	As of December 31,
	2011	2010
	(In $ million)

Cash at bank and on hand	445	591
Short-term deposits	152	72

Total cash and cash equivalents	597	663

16.  Trade and other receivables

	As of December 31,
	2011	2010
	(In $ million)

Trade receivables	1,344	977
Provisions for doubtful debts	(25)	(22)

	1,319	955

Related party receivables (refer to note 30)	31	36
Other receivables	151	154
Total current trade and other receivables	1,501	1,145

Total non-current receivables	50	47

16.1  Movement in provision for doubtful debts

	As of December 31,
	2011	2010
	(In $ million)

Balance at the beginning of the period	(22)	(22)
Doubtful debts charges recognized	(10)	(8)
Doubtful debts provision applied against trade receivable balance	1	6
Reversal of doubtful debts charges previously recognized	6	2

Balance at the end of the period	(25)	(22)

The doubtful debts charge recognized of $10 million for the period ended December 31, 2011 (2010: $8 million; 2009: $4 million) relates to increases required as a result of management’s review of the trade receivable balances.

16.2  Balances net of provision for doubtful debts

	As of December 31,
	2011	2010
	(In $ million)

Current	1,211	842
Past due 0 to 30 days	81	91
Past due 31 days to 60 days	9	6
Past due 61 days to 90 days	5	2
More than 91 days	13	14

Balance at the end of the period	1,319	955

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

16.  Trade and other receivables (continued)

The individual operating divisions within the Group have reviewed their respective past due trade receivable balances on either an individual or collective basis in conjunction with their current level of credit insurance, where applicable. Based on past experience, the Group believes that no further allowance for doubtful debts other than that recognized is necessary.

17.  Assets and liabilities held for sale

	As of December 31,
	2011	2010
	(In $ million)

Assets
Trade receivables	10	—
Inventories	15	—
Property, plant and equipment	44	18
Pension asset	1	—

Total net assets held for sale	70	18

Liabilities
Trade and other payables	14	—
Other liabilities	6	—

Liabilities directly associated with assets held for sale	20	—

Net assets held for sale	50	18

During the period ended December 31, 2011, the Group decided to sell the Pactiv Foodservice laminating operations in Louisville, Kentucky and certain property, plant and equipment. The sale was completed on January 2012 (refer to note 37).

During the period ended December 31, 2010, the Group finalized the sale of the Downingtown facility and recorded an impairment charge of $7 million on the Richmond facility.

Efforts to dispose of the remaining net assets held for sale are currently progressing and are expected to be completed in the next twelve month period.

18.  Inventories

	As of December 31,
	2011	2010
	(In $ million)

Raw materials and consumables	556	379
Work in progress	229	167
Finished goods	898	646
Engineering and maintenance materials	159	146
Provision against inventory	(69)	(57)

Total inventory	1,773	1,281

During the period ended December 31, 2011, the raw materials elements of inventory recognized as a component of cost of sales totaled $5,750 million (2010: $3,053 million; 2009: $2,684 million). In addition,

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

18.  Inventories (continued)

purchase price adjustments to inventory charged to cost of sales totaled $33 million for the period ended December 31, 2011 (2010: $64 million; 2009: none).

During the period ended December 31, 2011, there were no material write-downs of inventories to net realizable value (2010: $3 million; 2009: $10 million). There were no material reversals of write-downs during 2011 (2010: $2 million; 2009; none). The inventory write-downs and reversals are included in cost of sales.

The U.S. Internal Revenue Code provided a tax credit for companies that use alternative fuel mixtures to produce energy to operate their businesses. The credit, equal to $0.50 per gallon of alternative fuel contained in the mixture, was refundable to the taxpayer. During May 2009, the Group received notification that its application to be registered as an alternative fuel mixer at its Canton and Pine Bluff facilities (within the Evergreen segment) had been approved. For the year ended December 31, 2009, the Group filed claims for alternative fuel mixture credits covering eligible periods from January 2009 to December 2009, totaling approximately $235 million. As a result of these claims, the Group recognized during the period ended December 31, 2009 a reduction of $214 million in its cost of sales, being the claim value net of applicable expenses. In 2010, the Group filed for additional claims based on information released by the Internal Revenue Service in 2010 clarifying how the volume of alternative fuel mixture used in the production process that qualifies for the tax credit should be determined. As a result, the Group recognized during the period ended December 31, 2010 a reduction of $10 million in its cost of sales, being the claim value net of applicable expenses. The Group recognized no such credits in the period ended December 31, 2011.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

19.  Property, plant and equipment

		Buildings		Capital	Leased	Financed
		and	Plant and	work in	assets	leased
	Land	improvements	equipment	progress	lessor	assets	Total
	(In $ million)

As of December 31, 2011
Cost	239	1,019	4,041	330	334	28	5,991
Accumulated depreciation	—	(178)	(1,112)	—	(156)	(4)	(1,450)
Accumulated impairment losses	(2)	—	(4)	—	—	—	(6)

Carrying amount as of December 31, 2011	237	841	2,925	330	178	24	4,535

As of December 31, 2010
Cost	218	776	2,668	201	268	28	4,159
Accumulated depreciation	—	(83)	(686)	—	(114)	(2)	(885)
Accumulated impairment losses	—	(3)	(5)	—	—	—	(8)

Carrying amount as of December 31, 2010	218	690	1,977	201	154	26	3,266

Carrying amount as of January 1, 2011	218	690	1,977	201	154	26	3,266
Acquisitions through business combinations (refer to note 33)	44	232	1,164	85	—	—	1,525
Additions	—	6	38	416	51	—	511
Capitalization of borrowing costs	—	—	2	2	—	—	4
Disposals	(1)	(9)	(6)	—	(2)	—	(18)
Depreciation for the period	—	(94)	(501)	—	(54)	(1)	(650)
Impairment losses	(2)	(5)	(1)	—	—	—	(8)
Transfers to intangible assets	—	—	—	(2)	—	—	(2)
Transfers to assets held for sale	(10)	(8)	(3)	—	—	—	(21)
Other transfers	(10)	39	303	(369)	33	—	(4)
Effect of movements in exchange rates	(2)	(10)	(48)	(3)	(4)	(1)	(68)

Carrying amount as of December 31, 2011	237	841	2,925	330	178	24	4,535

Carrying amount as of January 1, 2010	124	399	1,109	80	110	3	1,825
Acquisitions through business combinations (refer to note 33)	83	328	944	64	—	24	1,443
Additions	10	1	47	223	71	—	352
Capitalization of borrowing costs	—	—	—	1	—	—	1
Disposals	(2)	(6)	(19)	—	(3)	—	(30)
Depreciation for the period	—	(30)	(240)	—	(46)	(1)	(317)
Impairment losses	—	(3)	(5)	—	—	—	(8)
Transfers to assets held for sale	—	12	(13)	—	—	—	(1)
Transfers to intangibles	—	—	(3)	—	—	—	(3)
Other transfers	—	(3)	154	(168)	17	—	—
Effect of movements in exchange rates	3	(8)	3	1	5	—	4

Carrying amount as of December 31, 2010	218	690	1,977	201	154	26	3,266

The depreciation charge of $650 million for the period ended December 31, 2011 (2010: $317 million; 2009: $331 million) is recognized in the statements of comprehensive income as a component of cost of sales (2011: $625 million; 2010: $302 million; 2009: $318 million), selling, marketing and distribution expenses (2011: $4 million; 2010: $3 million; 2009: $4 million) and general and administration expenses (2011: $21 million; 2010: $12 million; 2009: $9 million).

During the period ended December 31, 2011, the Group incurred an impairment loss of $9 million (2010: $8 million; 2009: $5 million) related to closures of certain facilities. There were no reversals of impairment charges during the period ended December 31, 2011 (2010: none; 2009: none). The recognition and reversal of impairment charges is included in other expenses in the profit or loss component of the statements of comprehensive income.

Refer to note 34 for details of the leased assets lessor category of property, plant and equipment. Refer to note 25 for details of security granted over property, plant and equipment and other assets.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

20.  Investment properties

	As of December 31,
	2011	2010
	(In $ million)

Cost	44	81
Accumulated depreciation	(9)	(7)
Accumulated impairment losses	(6)	(6)

Balance at the end of the period	29	68

Balance at the beginning of the period	68	76
Additions	4	4
Disposals	(43)	(16)
Depreciation	(1)	(2)
Transfer from property, plant and equipment	4	—
Impairment (losses) reversals	(4)	1
Effect of movements in exchange rates	1	5

Balance at the end of the period	29	68

Fair value of investment properties	29	68

Investment properties (mainly industrial real estate), held by the Group’s SIG and Closures segments, are leased to third parties. The method for determining the fair value of investment properties is described in note 5.3.

No contingent rents are charged.

The Group has no restrictions on the realizability of its investment property and no contractual obligations to either purchase, construct or develop investment property or for repairs, maintenance and enhancements.

Direct operating expenses (including repairs and maintenance) arising from investment properties that generated rental income during the period ended December 31, 2011 totaled $3 million (2010: $3 million; 2009: $3 million).

There were no direct operating expenses (including repairs and maintenance) arising from investment properties that did not generate rental income during the period ended December 31, 2011 (2010: none; 2009: none).

21.  Current and deferred tax assets and liabilities

The current tax asset of $39 million (2010: $109 million) represents the amount of income taxes recoverable in respect of current and prior periods and that arise from the payment of tax in excess of the amounts due to the relevant tax authorities. The current tax liability of $160 million (2010: $142 million) represents the amount of income taxes payable in respect of current and prior periods.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

21.  Current and deferred tax assets and liabilities (continued)

21.1  Unrecognized deferred tax assets

	As of December 31,
	2011	2010
	(In $ million)

Deductible/(taxable) temporary differences	31	20
Tax losses	231	284

Total unrecognized deferred tax assets	262	304

The tax losses of the Group expire over different time intervals depending on local jurisdiction requirements. Certain deductible temporary differences do not expire under current tax legislation in the jurisdiction where the differences arose. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Group can utilize the benefit.

21.2  Unrecognized deferred tax liabilities

To the extent that dividends are expected to be remitted from overseas subsidiaries, joint ventures and associates, and would result in additional income taxes payable, appropriate amounts have been provided for in the statements of financial position. No deferred tax liabilities have been provided for unremitted earnings of the Group’s overseas companies when these amounts are considered permanently reinvested in the businesses of these companies. As of December 31, 2011, the unrecognized deferred tax liabilities associated with unremitted earnings totaled approximately $12 million.

21.3  Movement in recognized deferred tax assets and liabilities

														Net
												Unrealized		deferred
			Property,					Tax loss			Unrecognized	foreign		tax
			plant and	Investment	Intangible	Employee		carry-		Tax	temporary	currency	Other	assets
	Derivatives	Inventories	equipment	property	assets	benefits	Provisions	forwards	Interest	credits	differences	exchange	items	(liabilities)
	(In $ million)

Balance at the beginning of the period	2	(2)	(194)	(6)	(295)	51	27	104	—	—	(13)	7	6	(313)

Recognized in the profit or loss	(3)	27	(20)	6	56	7	(20)	(9)	9	16	(7)	(8)	(9)	45

Acquired in business combinations	(3)	(16)	(308)	—	(996)	311	27	42	—	18	—	—	86	(839)

Other (including foreign exchange and disposals)	1	—	2	—	—	—	—	—	—	—	—	—	—	3

Balance as of December 31, 2010	(3)	9	(520)	—	(1,235)	369	34	137	9	34	(20)	(1)	83	(1,104)

Recognized in the profit or loss	8	(5)	64	—	62	(10)	(11)	(71)	161	15	(3)	1	(6)	205

Acquired in business combinations	—	(2)	(165)	—	(925)	23	5	372	—	11	(9)	—	74	(616)

Other (including foreign exchange and disposals)	—	(1)	1	—	9	(9)	(1)	1	—	—	1	—	2	3

Balance as of December 31, 2011	5	1	(620)	—	(2,089)	373	27	439	170	60	(31)	—	153	(1,512)

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

21.  Current and deferred tax assets and liabilities (continued)

	As of December 31,
	2011	2010
	(In $ million)

Included in the statement of financial position as:
Deferred tax assets — non-current	27	23
Deferred tax liabilities — non-current	(1,539)	(1,127)

Total recognized net deferred tax liabilities	(1,512)	(1,104)

21.4  Movement in unrecognized deferred taxes

				Total
		Taxable	Deductible	Unrecognized
		Temporary	Temporary	Deferred Tax
	Tax Losses	Differences	Differences	Asset
	(In $ million)

Balance at the beginning of the period	230	1	13	244
Additions and reversals	56	(2)	7	61
Recognition	(6)	—	—	(6)
Acquired in business combinations	20	—	—	20
Other (including foreign exchange and disposals)	(16)	1	—	(15)

Balance as of December 31, 2010	284	—	20	304
Additions and reversals	44	—	4	48
Recognition	(17)	(1)	—	(18)
Acquired in business combinations	20	—	9	29
Other (including foreign exchange and disposals)	(100)	(5)	4	(101)

Balance as of December 31, 2011	231	(6)	37	262

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

22.  Intangible assets

			Customer	Technology
	Goodwill	Trademarks	relationships	& software	Other	Total
	(In $ million)

As of December 31, 2011
Cost	6,286	2,058	3,758	1,089	241	13,432
Accumulated amortization	—	(24)	(447)	(321)	(109)	(901)

Carrying amount as of December 31, 2011	6,286	2,034	3,311	768	132	12,531

As of December 31, 2010
Cost	4,630	1,803	2,147	535	288	9,403
Accumulated amortization	—	(12)	(280)	(219)	(129)	(640)
Accumulated impairment losses	—	—	—	—	(15)	(15)

Carrying amount as of December 31, 2010	4,630	1,791	1,867	316	144	8,748

Carrying amount as of January 1, 2011	4,630	1,791	1,867	316	144	8,748
Acquisitions through business combinations (refer to note 33)	1,735	256	1,651	547	8	4,197
Additions	—	—	5	8	5	18
Amortization for the period	—	(6)	(153)	(106)	(56)	(321)
Transfers from property, plant and equipment	—	—	—	2	—	2
Other transfers	—	(6)	(24)	—	30	—
Other (refer to note 2.6)	(53)	—	—	—	—	(53)
Effect of movements in exchange rates	(26)	(1)	(35)	1	1	(60)

Carrying amount as of December 31, 2011	6,286	2,034	3,311	768	132	12,531

Carrying amount as of January 1, 2010	1,730	654	635	184	76	3,279
Acquisitions through business combinations (refer to note 33)	2,931	1,114	1,323	189	93	5,650
Other additions	—	—	3	9	7	19
Amortization for the period	—	(5)	(88)	(59)	(33)	(185)
Impairment losses	—	—	—	—	(15)	(15)
Disposals	—	—	—	(1)	—	(1)
Transfers from property, plant and equipment	—	—	—	3	—	3
Other transfers	—	—	—	(15)	15	—
Effect of movements in exchange rates	(31)	28	(6)	6	1	(2)

Carrying amount as of December 31, 2010	4,630	1,791	1,867	316	144	8,748

The amortization charge of $321 million for the period ended December 31, 2011 (2010: $185 million; 2009: $169 million) is recognized in the statements of comprehensive income as a component of cost of sales (2011: $97 million; 2010: $83 million; 2009: $84 million) and general and administration expenses (2011: $224 million; 2010: $102 million; 2009: $85 million).

Refer to note 25 for details of security granted over the Group’s intangible assets.

22.1  Impairment testing for indefinite life intangible assets

Goodwill, certain trademarks and certain other identifiable intangible assets are the only intangibles with indefinite useful lives and therefore are not subject to amortization. Instead, they are tested for impairment at least annually as well as whenever there is an indication that they may be impaired.

For the purposes of goodwill impairment testing, goodwill is tested at the segment level, which is the lowest level within the Group at which goodwill is monitored for internal management purposes.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

22.  Intangible assets (continued)

For the purposes of indefinite life intangible asset impairment testing, indefinite life intangible assets are tested at the segment or lower level group of CGUs that supports the indefinite life intangible assets.

The aggregate carrying amounts of goodwill and indefinite life intangible assets allocated to each segment are as follows:

	As of December 31,
	2011			2010
	Goodwill	Trademarks	Other	Goodwill	Trademarks	Other
	(In $ million)

SIG Combibloc	807	297	—	881	298	—
Evergreen	41	34	—	41	34	—
Pactiv Foodservice	1,650	526	71	—	—	—
Reynolds Consumer Products	1,845	850	—	394	301	—
Closures	377	—	—	386	—	—
Graham Packaging	—	250	—	—	—	—
Unallocated	1,566	—	—	2,928	1,075	78

Total	6,286	1,957	71	4,630	1,708	78

As of the date of these financial statements, provisional goodwill and indefinite life intangible assets of $1,566 million and $250 million, respectively, acquired as a result of the Graham Packaging Acquisition are in the process of being reviewed (refer to note 33). This process will be completed prior to September 8, 2012. Integration of the Graham Packaging business within the Group is expected to result in synergies within other segments of the Group. Therefore, part of the goodwill from the Graham Packaging Acquisition could be allocated to other segments within the Group. As this process has not yet been finalized, the provisional goodwill related to the Graham Packaging Acquisition is disclosed in the table above as “unallocated” as of December 31, 2011.

The impairment testing for allocated goodwill and indefinite life identifiable intangible assets was performed by comparing the estimated fair value less cost to sell to the segment’s or group of CGUs’ carrying value of net assets, as applicable.

The estimated fair value has been determined using forecasted 2012 Adjusted EBITDA expected to be generated by the relevant segment or group of CGUs multiplied by an earnings capitalization rate (“earnings multiple”). The values assigned to key assumptions represent management’s assessment of future trends in the segment’s industry and are based on both external and internal sources. The forecasted 2012 Adjusted EBITDA has been prepared by segment management using certain key assumptions including selling prices, sales volumes and costs of raw materials. The Forecast 2012 Adjusted EBITDA is subject to review by the Group’s CODM. Earnings multiples reflect recent sale and purchase transactions and comparable company EBITDA trading multiples in the same industry. The earnings multiples applied for December 31, 2011 ranged between 7.5x and 8.5x. Costs to sell were estimated to be 2% of the fair value of each segment or group of CGUs.

As of December 31, 2011, there was no impairment in respect of any allocated goodwill or indefinite life identifiable intangible assets (2010: none; 2009: none). If the forecasted 2012 Adjusted EBITDA or the earnings multiples used in calculating fair value less costs to sell had been 10% lower than those used as of December 31, 2011, no impairment would need to be recognized.

The Group did not perform a formal impairment test with respect to the indefinite life identifiable intangible assets and unallocated goodwill arising from the Graham Packaging Acquisition due to the

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

22.  Intangible assets (continued)

proximity of the acquisition date to the statement of financial position date. However, the Group has performed procedures to determine whether there were triggering events that would indicate the unallocated goodwill and indefinite life identifiable intangible assets were impaired. In undertaking these procedures, the Group considered whether qualitative and quantitative factors indicated that an impairment triggering event had occurred. These factors included consideration of the forecasted 2012 Graham Packaging operation’s EBITDA, expected future cost savings and general economic conditions compared to similar factors assessed as part of the Graham Packaging Acquisition. The assessments concluded that no impairment triggers existed and, as a result, no impairment existed with respect to the unallocated goodwill and indefinite life identifiable intangible assets as of December 31, 2011.

23.  Investments in associates and joint venture equity accounted

Summary of financial information not adjusted for the percentage ownership held by the Group for associates and joint venture (equity method):

					Non-			Non-				Profit
	Country of	Interest	Reporting	Current	current	Total	Current	current	Total			after
	incorporation	held	date	assets	assets	assets	liabilities	liabilities	liabilities	Revenue	Expenses	tax
	(In $ million)

2011

SIG Combibloc Obeikan Company Limited	Kingdom of Saudi Arabia	50.0%	December 31	69	32	101	(42)	(10)	(52)	114	(98)	16

SIG Combibloc Obeikan FZCO	United Arab Emirates	50.0%	December 31	82	27	109	(60)	(2)	(62)	176	(161)	15

Ducart Evergreen Packaging Ltd (“Ducart”)	Israel	50.0%	December 31	12	2	14	(5)	(1)	(6)	21	(19)	2

Banawi Evergreen Packaging Company Limited (“Banawi”)	Kingdom of Saudi Arabia	50.0%	December 31	5	7	12	(3)	—	(3)	12	(10)	2

Eclipse Closures, LLC	USA	49.0%	December 31	—	—	—	(1)	—	(1)	—	(1)	(1)

Graham Blow Pack Private Limited (“GBPPL”)	India	22.0%	September 30	3	5	8	(2)	(3)	(5)	—	—	—

				171	73	244	(113)	(16)	(129)	323	(289)	34

2010

SIG Combibloc Obeikan Company Limited	Kingdom of Saudi Arabia	50.0%	December 31	65	30	95	(51)	(10)	(61)	90	(74)	16

SIG Combibloc Obeikan FZCO	United Arab Emirates	50.0%	December 31	76	38	114	(64)	(4)	(68)	161	(145)	16

Ducart Evergreen Packaging Ltd (“Ducart”)	Israel	50.0%	December 31	13	2	15	(5)	(1)	(6)	19	(17)	2

Banawi Evergreen Packaging Company Limited (“Banawi”)	Kingdom of Saudi Arabia	50.0%	December 31	6	6	12	(3)	—	(3)	13	(11)	2

				160	76	236	(123)	(15)	(138)	283	(247)	36

For the purpose of applying the equity method of accounting, the financial statements of the Ducart and Banawi operations for the periods ended November 30, 2011 and 2010 have been used with appropriate adjustments being made for the effects of significant transactions and the Group’s share of results between these dates and December 31, 2011 and 2010, respectively. No adjustment was made with respect to PPPL for purposes of applying the equity method of accounting as there were no significant events or transactions that occurred between September 30, 2011 and December 31, 2011.

There are currently no restrictions in respect of the transfer of funds to the Group in the form of cash dividends or the repayment of loans associated with its investments in SIG Combibloc Obeikan FZCO and GBPPL.

The Ducart and Banawi associates have limitations to the amount of dividends that the associates may declare. Dividends are limited to the associates’ accumulated profits after certain local reserve levels have been attained.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

23.  Investments in associates and joint venture equity accounted — (Continued)

Under the restrictions imposed through the Saudi Industrial Development Fund (“SIDF”) resulting from the Group’s concessional funding loan to SIG Combibloc Obeikan Co. Limited, the maximum dividend or cash distribution able to be paid to the Group from this venture in any fiscal year cannot exceed 25% of the paid-up-capital or SIDF loan value.

The Eclipse Closures, LLC joint venture has an annual mandatory tax distribution on or before March 31 of each year to distribute cash to members according to their respective percentage of shares. The distribution is equal to the prior year’s profit and highest combined federal and state income taxes at rates payable by any member. However, due to losses incurred, no mandatory tax distribution is due on March 31, 2012.

Movements in carrying values of investments in associates and joint ventures (equity method)

	As of December 31,
	2011	2010
	(In $ million)

Balance at the beginning of the period	110	104
Share of profit, net of income tax	17	18
Acquisition through business combination	2	—
Disposal, decrease or dilution in investment in associates	—	(3)
Dividends received	(8)	(4)
Effect of movement in exchange rates	(2)	(5)

Balance at the end of the period	119	110

Amount of goodwill in carrying value of associates and joint ventures (equity method)	52	56

24.  Trade and other payables

	As of December 31,
	2011	2010
	(In $ million)

Trade payables	847	712
Related party payables (refer to note 30)	51	21
Other payables and accrued expenses	882	515

Total trade and other payables	1,780	1,248

Current	1,747	1,239
Non-current	33	9

Total trade and other payables	1,780	1,248

25.  Borrowings

		As of December 31,
	Note	2011	2010
		(In $ million)

August 2011 Credit Agreement(a)(u)		247	—
2009 Credit Agreement(b)(v)		—	136
Pactiv 2012 Notes(m)(ac)		253	—
Other borrowings(ae)		20	4

Current borrowings		520	140

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

25.  Borrowings (continued)

		As of December 31,
	Note	2011	2010
		(In $ million)

August 2011 Credit Agreement(a)(u)		4,243	—
2009 Credit Agreement(b)(v)		—	3,890
August 2011 Senior Secured Notes(c)(w)		1,468	—
August 2011 Senior Notes(d)(w)		972	—
February 2011 Senior Secured Notes(e)(x)		999	—
February 2011 Senior Notes(f)(x)		993	—
October 2010 Senior Secured Notes(g)(y)		1,473	1,470
October 2010 Senior Notes(h)(y)		1,466	1,464
May 2010 Notes(i)(z)		980	978
2009 Notes(j)(aa)		1,642	1,648
Related Party Notes at 8%(k)(ab)	30	606	621
Related Party Notes at 9.5%(l)(ab)	30	530	542
Pactiv 2012 Notes(m)(ac)		—	261
Pactiv 2017 Notes(n)(ac)		314	316
Pactiv 2018 Notes(o)(ac)		17	17
Pactiv 2025 Notes(p)(ac)		269	269
Pactiv 2027 Notes(q)(ac)		197	197
Graham Packaging 2014 Notes(r)(ad)		367	—
Graham Packaging 2017 Notes(s)(ad)		14	—
Graham Packaging 2018 Notes(t)(ad)		19	—
Related party borrowings	30	39	16
Other borrowings(ae)		33	28

Non-current borrowings		16,641	11,717

Total borrowings		17,161	11,857

	As of December 31,
	2011	2010
	(In $ million)

(a) August 2011 Credit Agreement (current and non-current)	4,574	—
Transaction costs	(65)	—
Original issue discount	(19)	—

Carrying amount	4,490	—

(b) 2009 Credit Agreement (current and non-current)	—	4,150
Transaction costs	—	(86)
Original issue discount	—	(38)

Carrying amount	—	4,026

(c) August 2011 Senior Secured Notes	1,500	—
Transaction costs	(33)	—
Original issue discount	(11)	—
Embedded derivative	12	—

Carrying amount	1,468	—

(d) August 2011 Senior Notes	1,000	—
Transaction costs	(27)	—
Original issue discount	(7)	—
Embedded derivative	6	—

Carrying amount	972	—

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

25.  Borrowings (continued)

	As of December 31,
	2011	2010
	(In $ million)

(e) February 2011 Senior Secured Notes	1,000	—
Transaction costs	(15)	—
Embedded derivative	14	—

Carrying amount	999	—

(f) February 2011 Senior Notes	1,000	—
Transaction costs	(17)	—
Embedded derivative	10	—

Carrying amount	993	—

(g) October 2010 Senior Secured Notes	1,500	1,500
Transaction costs	(35)	(39)
Embedded derivative	8	9

Carrying amount	1,473	1,470

(h) October 2010 Senior Notes	1,500	1,500
Transaction costs	(43)	(46)
Embedded derivative	9	10

Carrying amount	1,466	1,464

(i) May 2010 Notes	1,000	1,000
Transaction costs	(28)	(31)
Embedded derivative	8	9

Carrying amount	980	978

(j) 2009 Notes	1,707	1,723
Transaction costs	(59)	(69)
Original issue discount	(17)	(19)
Embedded derivative	11	13

Carrying amount	1,642	1,648

(k) Related Party Notes at 8%	621	638
Transaction costs	(15)	(17)

Carrying amount	606	621

(l) Related Party Notes at 9.5%	544	558
Transaction costs	(14)	(16)

Carrying amount	530	542

(m) Pactiv 2012 Notes	249	249
Fair value adjustment at acquisition	4	12

Carrying amount	253	261

(n) Pactiv 2017 Notes	300	300
Fair value adjustment at acquisition	14	16

Carrying amount	314	316

(o) Pactiv 2018 Notes	16	16
Fair value adjustment at acquisition	1	1

Carrying amount	17	17

(p) Pactiv 2025 Notes	276	276
Fair value adjustment at acquisition	(7)	(7)

Carrying amount	269	269

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

25.  Borrowings (continued)

	As of December 31,
	2011	2010
	(In $ million)

(q) Pactiv 2027 Notes	200	200
Fair value adjustment at acquisition	(3)	(3)

Carrying amount	197	197

(r) Graham Packaging 2014 Notes	355	—
Fair value adjustment at acquisition	5	—
Embedded derivative	7	—

Carrying amount	367	—

(s) Graham Packaging 2017 Notes	14	—

Carrying amount	14	—

(t) Graham Packaging 2018 Notes	19	—

Carrying amount	19	—

(u)  August 2011 Credit Agreement

Reynolds Group Holdings Limited (“RGHL”), the immediate Parent of the Group, and certain members of the Group are parties to an amended and restated senior secured credit agreement dated August 9, 2011 (the “August 2011 Credit Agreement”), which amended and restated the terms of the February 2011 Credit Agreement (as defined below). The August 2011 Credit Agreement comprises the following term and revolving tranches:

			Value Drawn or	Applicable interest
	Maturity	Original	Utilized at	rate for the period ended
	Date	Facility Value	December 31, 2011	December 31, 2011
		(In million)

Term Tranches
Tranche B Term Loan ($)(1)	February 9, 2018	2,325	2,283	4.250% - 6.500%
Tranche C Term Loan ($)	August 9, 2018	2,000	1,974	6.500%
European Term Loan (€)	February 9, 2018	250	246	5.000% - 6.750%
Revolving Tranches(2)
Revolving Tranche ($)	November 5, 2014	120	85	—
Revolving Tranche (€)	November 5, 2014	80	17	—

(1)	In connection with the August 2011 Credit Agreement, the U.S. Term Loans under the February 2011 Credit Agreement were redesignated as “Tranche B Term Loans”.

(2)	The Revolving Tranches were utilized in the form of bank guarantees and letters of credit.

On September 8, 2011, $2,000 million of incremental term loans were drawn under the August 2011 Credit Agreement. These proceeds, together with the proceeds of the August 2011 Notes (as defined below) and available cash of the Group, were used to finance the Graham Packaging Acquisition (refer to note 33) and to pay related fees and expenses.

RGHL and certain members of the Group have guaranteed on a senior basis the obligations under the August 2011 Credit Agreement and related documents to the extent permitted by law. Certain guarantors have granted security over certain of their assets to support the obligations under the August 2011 Credit Agreement. This security is expected to be shared on a first priority basis with the note holders under the 2009 Notes, the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes and the August 2011

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

25.  Borrowings (continued)

Senior Secured Notes (each as defined below and together the “Secured Notes”). Graham Packaging Holdings Company and its subsidiaries (the “Graham Group”) have not guaranteed the August 2011 Credit Agreement or granted security to support the obligations under the August 2011 Credit Agreement.

Indebtedness under the August 2011 Credit Agreement may be voluntarily repaid in whole or in part, subject to a 1% prepayment premium in the case of refinancing and certain pricing amendments within specified timeframes, and must be mandatorily repaid in certain circumstances. The borrowers also make quarterly amortization payments of 0.25% of the original outstanding principal in respect of the term loans. Additional principal amortization payments of $50 million per quarter will be payable for so long as certain members of the Graham Group do not guarantee the August 2011 Credit Agreement. The borrowers are also required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% if a specified senior secured leverage ratio is met) as determined in accordance with the August 2011 Credit Agreement.

The August 2011 Credit Agreement contains customary covenants which restrict RGHL and the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling or acquiring assets and making restricted payments, in each case except as permitted under the August 2011 Credit Agreement. RGHL and the Group also have a minimum interest coverage ratio covenant, a maximum senior secured leverage ratio covenant, as well as limitations on capital expenditures. In addition, total assets of the non-guarantor companies (excluding intra-group items but including investments in subsidiaries) are required to be 20% or less of the adjusted consolidated total assets of RGHL and its subsidiaries and the aggregate of the EBITDA of the non-guarantor companies is required to be 20% or less of the consolidated EBITDA of RGHL and its subsidiaries, in each case calculated in accordance with the August 2011 Credit Agreement (which excludes the assets and EBITDA of the Graham Group) and may differ from the measure of Adjusted EBITDA as disclosed in note 6.

As of December 31, 2011, RGHL and the Group were in compliance with all of the covenants.

(v)  February 2011 Credit Agreement and 2009 Credit Agreement

RGHL and certain members of the Group were parties to a senior secured credit agreement dated February 9, 2011 (the “February 2011 Credit Agreement”). The February 2011 Credit Agreement amended and restated a senior secured credit agreement dated November 5, 2009 (the “2009 Credit Agreement”). On February 1, 2011, the Tranche D Term Loan under the 2009 Credit Agreement was repaid with the proceeds of the February 2011 Notes and on February 9, 2011 the Tranche A Term Loan, the Tranche B Term Loan, the Tranche C Term Loan and the European Term Loan under the 2009 Credit Agreement were repaid with the proceeds of the U.S. Term Loan and European Term Loan under the February 2011 Credit Agreement.

(w)  August 2011 Notes

On August 9, 2011, Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (Luxembourg) S.A. (together the “Reynolds Issuers”) issued $1,500 million principal amount of 7.875% senior secured notes due 2019 (the “August 2011 Senior Secured Notes”) and $1,000 million principal amount of 9.875% senior notes due 2019 (the “August 2011 Senior Notes” and, together with the August 2011 Senior Secured Notes, the “August 2011 Notes”). Interest on the August 2011 Notes is paid semi-annually on February 15 and August 15.

(x)  February 2011 Notes

On February 1, 2011, the Reynolds Issuers issued $1,000 million principal amount of 6.875% senior secured notes due 2021 (the “February 2011 Senior Secured Notes”) and $1,000 million principal amount of

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

25.  Borrowings (continued)

8.250% senior notes due 2021 (the “February 2011 Senior Notes” and, together with the February 2011 Senior Secured Notes, the “February 2011 Notes”). Interest on the February 2011 Notes is paid semi-annually on February 15 and August 15.

(y)  October 2010 Notes

On October 15, 2010, the Reynolds Issuers issued $1,500 million principal amount of 7.125% senior secured notes due 2019 (the “October 2010 Senior Secured Notes”) and $1,500 million principal amount of 9.000% senior notes due 2019 (the “October 2010 Senior Notes” and, together with the October 2010 Senior Secured Notes, the “October 2010 Notes”). Interest on the October 2010 Notes is paid semi-annually on April 15 and October 15.

(z)  May 2010 Notes

On May 4, 2010, the Reynolds Issuers issued $1,000 million principal amount of 8.500% senior notes due 2018 (the “May 2010 Notes”). Interest on the May 2010 Notes is paid semi-annually on May 15 and November 15.

(aa)  2009 Notes

On November 5, 2009, the Reynolds Issuers issued $1,125 million principal amount of 7.750% senior secured notes due 2016 and €450 million principal amount of 7.750% senior secured notes due 2016 (collectively, the “2009 Notes”). Interest on the 2009 Notes is paid semi-annually on April 15 and October 15.

Assets Pledged as Security for Loans and Borrowings

The shares in the Company have been pledged as collateral to support the obligations under the August 2011 Credit Agreement and the Secured Notes. In addition, the Company and certain of its subsidiaries have pledged certain of their assets (including shares and equity interests) as collateral to support the obligations under the August 2011 Credit Agreement and the Secured Notes.

Terms Governing the Notes

As used herein “Notes” refers to the August 2011 Notes, the February 2011 Notes, the October 2010 Notes, the May 2010 Notes and the 2009 Notes.

Certain Guarantee and Security Arrangements

All of the guarantors of the August 2011 Credit Agreement have guaranteed the obligations under the Notes to the extent permitted by law.

Certain guarantors have granted security over certain of their assets to support the obligations under the Secured Notes. This security is expected to be shared on a first priority basis with the creditors under the August 2011 Credit Agreement.

Notes Indentures Restrictions

The respective indentures governing the Notes all contain customary covenants which restrict the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling assets and making restricted payments, in each case except as permitted under the respective indentures governing the Notes.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

25.  Borrowings (continued)

Early Redemption Option and Change in Control Provisions

Under the respective indentures governing the Notes, the Reynolds Issuers, at their option, can elect to redeem the Notes under terms and conditions specified in the respective indentures. The terms of the early redemption constitute an embedded derivative. In accordance with the Group’s accounting policy for embedded derivatives, the Group has recognized embedded derivatives in relation to the redemption provisions of the indentures governing the respective Notes.

Under the respective indentures governing the Notes, in certain circumstances which would constitute a change in control, the holders of the Notes have the right to require the Reynolds Issuers to repurchase the Notes at a premium.

U.S. Securities and Exchange Commission Registration Rights

Pursuant to separate registration rights agreements entered into with the initial purchasers of the Notes, the Reynolds Issuers have agreed (i) to file with the U.S. Securities and Exchange Commission (“SEC”) an exchange offer registration statement pursuant to which the Reynolds Issuers will separately exchange the Notes for a like aggregate principal amount of new registered notes that are identical in all material respects to the respective Notes, except for certain provisions, among others, relating to additional interest and transfer restrictions; or (ii) under certain circumstances, to file a shelf registration statement with the SEC.

The respective registration rights agreements for the Notes require the relevant filing to be effective within 12 months from the issuance of the Notes. If this does not occur, the Reynolds Issuers are required to pay additional interest of up to a maximum of 1.00% per annum. Additional interest on the 2009 Notes commenced on November 5, 2010 and ended on November 5, 2011. Additional interest on the May 2010 Notes commenced on May 4, 2011 and ends on May 4, 2012. Additional interest on the October 2010 Notes commenced on October 15, 2011 and ends on October 15, 2012. Additional interest on the February 2011 Notes commenced on February 1, 2012 and ends on February 1, 2013. For the period ended December 31, 2011, the Group expensed additional interest of $10 million, $3 million, and $2 million related to the 2009 Notes, May 2010 Notes and October 2010 Notes, respectively. As of December 31, 2011, the accrued additional interest related to these series of notes was $3 million.

(ab)  Related Party Notes

On June 29, 2007, Beverage Packaging Holdings (Luxembourg) II S.A (“BP II”) (a related party of the Company) issued €480 million principal amount of 8.000% senior notes due 2016 (the “2007 Senior Notes”) and €420 million principal amount of 9.500% senior subordinated notes due 2017 (the “2007 Senior Subordinated Notes” and, together with the 2007 Senior Notes, the “2007 Notes”). Interest on the 2007 Notes is paid semi-annually on June 15 and December 15. Concurrent with the issuance of the 2007 Notes, BP II loaned €900 million to the Company, consisting of €480 million principal amount with an interest rate of 8.000% (the “Related Party Notes at 8%”) and €420 million principal amount with an interest rate of 9.500% (the “Related Party Notes at 9.5%” and together with the Related Party Notes at 8%, the “Related Party Notes”). The interest payment and final maturity dates of the Related Party Notes are consistent with those of the 2007 Notes.

The 2007 Senior Notes are secured on a second-priority basis and the 2007 Senior Subordinated Notes are secured on a third-priority basis, by all of the equity interests of BP I held by RGHL and the receivables under a loan of the proceeds of the 2007 Notes made by BP II to BP I. All of the guarantors of the August 2011 Credit Agreement have guaranteed the obligations under the 2007 Notes to the extent permitted by law.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

25.  Borrowings (continued)

The indentures governing the 2007 Notes contain customary covenants which restrict the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling assets and making restricted payments, in each case except as permitted under the indentures governing the 2007 Notes.

In certain circumstances which would constitute a change in control, the holders of the 2007 Notes have the right to require BP II to repurchase the 2007 Notes at a premium.

(ac)  Pactiv Notes

As of December 31, 2011 and December 31, 2010, the Group had outstanding:

•	$249 million in principal amount of 5.875% Notes due 2012 which were issued by Pactiv (as defined in note 33) (the “Pactiv 2012 Notes”);

•	$300 million in principal amount of 8.125% Debentures due 2017 which were issued by Pactiv (the “Pactiv 2017 Notes”);

•	$16 million in principal amount of 6.400% Notes due 2018 which were issued by Pactiv (the “Pactiv 2018 Notes”);

•	$276 million in principal amount of 7.950% Debentures due 2025 which were issued by Pactiv (the “Pactiv 2025 Notes”); and

•	$200 million in principal amount of 8.375% Debentures due 2027 which were issued by Pactiv (the “Pactiv 2027 Notes”),

•	(together, the “Pactiv Notes”).

For each of the Pactiv Notes, interest is paid semi-annually:

•	on the Pactiv 2012 Notes and the Pactiv 2018 Notes, January 15 and July 15;

•	on the Pactiv 2017 Notes and the Pactiv 2025 Notes, June 15 and December 15; and

•	on the Pactiv 2027 Notes, April 15 and October 15.

The Pactiv Notes are not guaranteed by any member of the Group and are unsecured.

The indentures governing the Pactiv Notes contain a negative pledge clause limiting the ability of certain entities within the Group, subject to certain exceptions, to (i) incur or guarantee debt that is secured by liens on “principal manufacturing properties” (as such term is defined in the indentures governing the Pactiv Notes) or on the capital stock or debt of certain subsidiaries that own or lease any such principal manufacturing property and (ii) sell and then take an immediate lease back of such principal manufacturing property.

The Pactiv 2012 Notes, the Pactiv 2017 Notes, the Pactiv 2018 Notes and the Pactiv 2027 Notes may be redeemed at any time at the Group’s option, in whole or in part at a redemption price equal to 100% of the principal amount thereof plus any accrued and unpaid interest to the date of the redemption.

Refer to note 37 for further information regarding the repayment of the Pactiv 2012 Notes subsequent to December 31, 2011.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

25.  Borrowings (continued)

(ad)  Graham Packaging Notes

As of December 31, 2011, the Group had outstanding:

•	$355 million in principal amount of 9.875% senior subordinated notes due 2014, which were issued by Graham Packaging Company L.P. and GPC Capital Corp. I (the “Graham Issuers”) (the “Graham Packaging 2014 Notes”);

•	$14 million in principal amount of 8.250% senior notes due 2017, which were issued by the Graham Issuers (the “Graham Packaging 2017 Notes); and

•	$19 million in principal amount of 8.250% senior notes due 2018, which were issued by the Graham Issuers (the “Graham Packaging 2018 Notes),

•	(together, the “Graham Packaging Notes”).

For each of the Graham Packaging Notes, interest is paid semi-annually:

• on the Graham Packaging 2014 Notes, April 15 and October 15;

• on the Graham Packaging 2017 Notes, January 1 and July 1; and

• on the Graham Packaging 2018 Notes, April 1 and October 1.

The Graham Packaging Notes are guaranteed by certain members of the Graham Group and are unsecured.

The respective indentures governing the Graham Packaging Notes all contain customary covenants which restrict the Graham Group from certain activities including, among other things, incurring debt, creating liens over assets, selling assets, making restricted payments and entering into certain transactions with affiliates (which would include transactions with members of the Group that are not members of the Graham Group), in each case except as permitted under the respective indentures governing the Graham Packaging Notes.

The Graham Packaging 2017 Notes and the Graham Packaging 2018 Notes may be redeemed at any time at the Graham Group’s option, in whole or in part at a redemption price equal to 100% of the principal amount thereof plus any accrued and unpaid interest to the date of the redemption plus a premium. The Graham Packaging 2014 Notes may be redeemed at any time at the Graham Group’s option, in whole or in part at a redemption price equal to (i) from October 15, 2011 through October 14, 2012, 101.646% of the outstanding principal of amount thereof; and (ii) thereafter, 100% of the outstanding principal amount thereof; plus, in each case, any accrued and unpaid interest to the date of redemption.

On the date of the Graham Packaging Acquisition, the Group acquired principal amounts of $253 million and $250 million of the Graham Packaging 2017 Notes and the Graham Packaging 2018 Notes, respectively. Following the closing of the Graham Packaging Acquisition, the Graham Issuers launched a change of control offer on September 16, 2011 (the “Change of Control Offer”) to re-purchase for cash any or all of the Graham Packaging 2017 Notes and the Graham Packaging 2018 Notes pursuant to the respective indentures governing such notes. On October 20, 2011 principal amounts of $239 million of the Graham Packaging 2017 Notes and $231 million of the Graham Packaging 2018 Notes were re-purchased pursuant to the Change of Control Offer. The Group paid a total of $482 million for the payment of principal, accrued interest and the change of control premium for the above notes tendered in the Change of Control Offer.

Refer to note 37 for further information regarding the repayment of the Graham Packaging Notes subsequent to December 31, 2011.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

25.  Borrowings (continued)

(ae)  Other borrowings

As of December 31, 2011, in addition to the August 2011 Credit Agreement, the Notes, the Related Party Notes, the Pactiv Notes, and the Graham Packaging Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

As of December 31, 2011, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the August 2011 Credit Agreement, the Secured Notes and certain other assets. The local working capital facilities which are secured by the collateral under the August 2011 Credit Agreement and the Secured Notes rank pari passu with the obligations under the August 2011 Credit Agreement and the Secured Notes. As of December 31, 2011, the secured facilities were utilized in the amount of $25 million (2010: $4 million) in the form of letters of credit and bank guarantees.

Other borrowings as of December 31, 2011, also included finance lease obligations of $28 million (2010: $28 million).

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

25.  Borrowings (continued)

Term and debt repayment schedule

	As of December 31,
					2011	2011	2010	2010
		2011 Nominal	2010 interest	Year of	Face	Carrying	Face	Carrying
	Currency	interest rate	rate	maturity	value	amount	value	amount
	(In $ million)

August 2011 Credit Agreement:
Tranche B Term Loan	$	LIBOR with a floor of 1.250% + 5.250%	—	2018	2,283	2,268	—	—
Tranche C Term Loan	$	LIBOR with a floor of 1.250% + 5.250%	—	2018	1,974	1,906	—	—
European Term Loan	€	EURIBOR with a floor of 1.500% + 5.250%	—	2018	317	316	—	—
2009 Credit Agreement:
Tranche A	$	LIBOR with a floor of 1.750% + 4.500%	6.250%	Repaid	—	—	500	485
Tranche B	$	LIBOR with a floor of 2.000% + 4.750%	6.750%	Repaid	—	—	1,016	980
Tranche C	$	LIBOR with a floor of 1.500% + 4.750%	6.250%	Repaid	—	—	790	767
Tranche D	$	LIBOR with a floor of 1.750% + 4.750%	6.500%	Repaid	—	—	1,520	1,474
European Term Loan	€	EURIBOR with a floor of 2.000% + 4.750%	6.750%	Repaid	—	—	324	320
August 2011 Senior Secured Notes		$7.875%	—	2019	1,500	1,468	—	—
August 2011 Senior Notes		$9.875%	—	2019	1,000	972	—	—
February 2011 Senior Secured Notes		$6.875%	—	2021	1,000	999	—	—
February 2011 Senior Notes		$8.250%	—	2021	1,000	993	—	—
October 2010 Senior Secured Notes		$7.125%	7.125%	2019	1,500	1,473	1,500	1,470
October 2010 Senior Notes		$9.000%	9.000%	2019	1,500	1,466	1,500	1,464
May 2010 Notes		$8.500%	8.500%	2018	1,000	980	1,000	978
2009 Notes		€7.750%	7.750%	2016	582	571	598	585
2009 Notes		$7.750%	7.750%	2016	1,125	1,071	1,125	1,063
Related Party Notes at 8%		€8.000%	8.000%	2016	621	606	638	621
Related Party Notes at 9.5%		€9.500%	9.500%	2017	544	530	558	542
Pactiv 2012 Notes		$5.875%	5.875%	2012	249	253	249	261
Pactiv 2017 Notes		$8.125%	8.125%	2017	300	314	300	316
Pactiv 2018 Notes		$6.400%	6.400%	2018	16	17	16	17
Pactiv 2025 Notes		$7.950%	7.950%	2025	276	269	276	269
Pactiv 2027 Notes		$8.375%	8.375%	2027	200	197	200	197
Graham Packaging 2014 Notes		$9.875%	—	2014	355	367	—	—
Graham Packaging 2017 Notes		$8.250%	—	2017	14	14	—	—
Graham Packaging 2018 Notes		$8.250%	—	2018	19	19	—	—
Related party borrowings	€	EURIBOR + 2.38	3.01% - 3.32%	n/a	16	16	16	16
Related party borrowings	€	EURIBOR with a floor of 2.000% + 4.875%	—	n/a	23	23	—	—
Finance lease liabilities	Various	Various	Various	Various	28	28	28	28
Other borrowings	Various	Various	Various	Various	25	25	4	4

					17,467	17,161	12,158	11,857

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

25.  Borrowings (continued)

Finance lease liabilities

Finance lease liabilities are payable as follows:

	As of December 31,
	2011			2010
	Minimum lease			Minimum lease
	payments	Interest	Principal	payments	Interest	Principal
	(In $ million)

Less than one year	3	1	2	5	2	3
Between one and five years	11	6	5	13	6	7
More than five years	27	6	21	26	8	18

Total finance lease liabilities	41	13	28	44	16	28

26.  Employee Benefits

	As of December 31,
	2011	2010
	(In $ million)

Salary and wages accrued	128	134
Provision for annual leave	64	32
Provision for employee benefits	8	5
Provision for long service leave	15	5
Provision for sick leave	6	5
Defined contribution obligations	34	31
Defined benefit obligations:
Pension benefits	766	785
Post-employment medical benefits	140	169

Total employee benefits	1,161	1,166

Current	227	195
Non-current	934	971

Total employee benefits	1,161	1,166

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

26.  Employee Benefits (continued)

26.1  Pension benefits

The Group makes contributions to defined benefit pension plans which define the level of pension benefit an employee will receive on retirement. The Group operates defined benefit pension plans in Austria, Canada, Germany, Japan, Switzerland, Taiwan, United Kingdom, Mexico and the United States. The Group’s most significant plan as of December 31, 2011 is the Pactiv Retirement Plan, which comprises 80% (2010: 85%), of the Group’s present value of obligations. The plan was assumed as part of the Pactiv Acquisition.

	As of December 31,
	2011	2010
	(In $ million)

Present value of unfunded obligations	157	228
Present value of funded obligations	5,276	4,708
Unrecognized actuarial gains (losses)	(484)	129

Total present value of obligations	4,949	5,065
Fair value of plan assets	(4,261)	(4,433)
Asset capping according to IAS 19, paragraph 58	—	135

Total pension benefits	688	767

Included in the statement of financial position as:
Employee benefits liabilities	766	785
Assets held for sale	(1)	—
Other non-current assets and non-current receivables	(77)	(18)

Total pension benefits	688	767

Movement in the defined benefit obligation

	As of December 31,
	2011	2010
	(In $ million)

Liability for defined benefit obligations at the beginning of the period	4,936	718
Defined benefit obligations assumed in business combinations	241	4,267
Current service cost	29	14
Past service cost	—	11
Interest cost	245	55
Contributions by plan participants	2	2
Benefits paid by the plan	(341)	(92)
Curtailments(a)	3	—
Settlements(b)	—	(39)
Actuarial (gains) losses on plan liabilities	349	(40)
Changes in actuarial assumptions	—	1
Reclassifications from employee benefits	—	(2)
Defined benefit obligations related to disposals of businesses(a)	(18)	—
Effect of movements in exchange rates	(13)	41

Liability for defined benefit obligations at the end of the period	5,433	4,936

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

26.  Employee Benefits (continued)

(a)	During 2011, certain personnel participating under the SIG pension and welfare fund of SIG Schweizerische Industrie Gesellschaft AG were terminated without further plan benefits through a management buy-out which resulted in a curtailment loss of $3 million.

On September 1, 2011, the Group announced to participants in the Pactiv Retirement Plan that the plan was being frozen and that no future benefits would be earned effective January 1, 2012. There was no curtailment impact on comprehensive income as a result of freezing the plan and no effect on the plan’s defined benefit obligation.
(b)	Plan settlements were triggered from the change in control payments made as a result of the Pactiv Acquisition in November 2010 (refer to note 33). Certain settlements made in the period ended December 31, 2010, were not funded by plan assets.

Of the above liability for the defined benefit obligation, the liability related to the Pactiv Retirement Plan was $4,254 million as of December 31, 2011 (2010: $4,086 million).

Expense recognized in the statements of comprehensive income

	For the period ended December 31,
	2011	2010	2009
	(In $ million)

Current service cost	29	14	14
Past service cost	—	11	10
Interest cost	245	55	29
Expected return on plan assets	(312)	(67)	(29)
Curtailments	3	—	(3)
Asset capping according to IAS 19, paragraph 58	—	(37)	49
Changes in actuarial assumptions	—	—	1
Actuarial (gains) losses	10	34	(45)

Total plan net (income) expense	(25)	10	26

The expense is recognized in the following line items in the statements of comprehensive income:

	For the period ended December 31,
	2011	2010	2009
	(In $ million)

Cost of sales	22	13	18
General and administration expenses	(47)	(3)	8

Total plan (income) expense	(25)	10	26

During the period ended December 31, 2011, the net plan income of the Pactiv Retirement Plan was $49 million (2010: $5 million net plan expense for the period from November 16, 2010 to December 31, 2010).

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

26.  Employee Benefits (continued)

Movement in plan assets

	As of December 31,
	2011	2010
	(In $ million)

Fair value of the plan assets at the beginning of the period	4,433	736
Plan assets assumed in business combinations	123	3,546
Contributions by the Group	27	67
Contributions by plan participants	2	2
Benefits paid by the plans	(341)	(92)
Expected return on plan assets	312	67
Actuarial gains (losses) on plan assets	(277)	81
Settlements	—	(39)
Plan assets related to disposals of businesses	(18)	—
Effects of movements in exchange rates	—	63
Transfer of assets to the plan	—	2

Fair value of plan assets at the end of the period	4,261	4,433

The above plan assets as of December 31, 2011 and 2010 include the Pactiv Retirement Plan assets of $3,362 million and $3,622 million, respectively. In addition to the above plan assets, the Group is required to hold assets as collateral against certain unfunded defined benefit obligations assumed as part of the Pactiv Acquisition. As of December 31, 2011 and 2010, $27 million and $28 million in cash, respectively, included in other non-current assets in the statements of financial position, was held as collateral against these obligations.

Plan assets consist of the following:

	As of December 31,
	2011	2010
	(In $ million)

Equity instruments	2,620	2,858
Debt instruments	1,270	1,304
Property	214	207
Other	157	64

Total plan assets	4,261	4,433

Actual return on plan assets	35	148

The actual return on plan assets includes the actual return on plan assets of the Pactiv Retirement Plan of $21 million for the period ended December 31, 2011 and $125 million for the period from November 16, 2010 to December 31, 2010.

The Group expects to contribute $36 million to the pension plans during the annual period beginning after the reporting date.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

26.  Employee Benefits (continued)

Actuarial assumptions — all plans

For the period ended December 31,
	2011	2010	2009

Discount rates at December 31	1.8% - 8.25%	1.8% - 6.0%	2.0% - 6.1%
Expected returns on plan assets at January 1	2.0% - 9.0%	1.5% - 8.0%	0.0% - 8.0%
Future salary increases	0.0% - 5.0%	0.0% - 4.0%	1.8% - 4.0%
Future pension increases	0.0% - 4.0%	0.0% - 2.0%	0.0% - 2.0%

The expected long-term rate of return for each plan is based on the portfolio as a whole and not on the sum of the returns on the individual asset categories. The return is based exclusively on historical returns, without adjustments.

The actuarial assumptions on the Group’s most significant defined benefit pension plan for the period ended December 31, 2011 and 2010, being the Pactiv Retirement Plan, are as follows:

	For the period ended
	December 31,
	2011	2010

Discount rates at December 31	4.8%	5.2%
Expected returns on plan assets at January 1	7.8%	7.8%
Future salary increases	—%	4.0%
Future pension increases	—%	2.7%

The actuarial assumptions on the Group’s most significant defined benefit pension plan prior to the Pactiv Acquisition in November 2010, being the SIG Combibloc Group AG plan, are as follows:

	For the period ended
	December 31,
	2010	2009

Discount rates at December 31	3.3%	3.5%
Expected returns on plan assets at January 1	4.2%	4.3%
Future salary increases	2.5%	2.0%
Future pension increases	2.0%	1.0%

Historical information

	For the period ended December 31,
	2011	2010	2009	2008	2007
	(In $ million)

Liability for the defined benefit obligations	(5,433)	(4,936)	(718)	(694)	(621)
Fair value of plan assets	4,261	4,433	736	665	674

Plan (deficit) surplus	(1,172)	(503)	18	(29)	53

Experience adjustments arising on plan liabilities	(99)	(3)	(4)	1	—
Experience adjustments arising on plan assets	(277)	14	(46)	9	—

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

26.  Employee Benefits (continued)

The assumed discount rates have a significant effect on the amounts recognized in the statement of comprehensive income. A half percentage point change in assumed discount rates would have the following effects:

	Increase	Decrease
	(In $ million)

Effect on the aggregated service and interest cost	7	(5)
Effect on the defined benefit obligation	(274)	267

The expected rates of return on plan assets have a significant effect on the amounts recognized in the statement of comprehensive income. A half percentage point change in expected rates of return on plan assets would have the following effects:

	Increase	Decrease
	(In $ million)

Effect on the aggregated service and interest cost	22	(22)
Effect on the defined benefit obligation	—	—

26.2  Post-employment medical benefits

The Group operates post-employment medical benefit plans mainly in the United States. The liability for the post-employment medical benefits has been assessed using the same assumptions as for the pension benefits, together with the assumption of a weighted average healthcare cost trend rate of 8.0% in 2011 (2010: 7.9% and 2009: 8.0%).

The main actuarial assumption is the published mortality rates within the RP2000 combined mortality rate table for 2011 and 2010.

	As of December 31,
	2011	2010
	(In $ million)

Present value of unfunded obligations	147	158
Unrecognized actuarial gains (losses)	(7)	3
Unrecognized past service costs	5	8

Total present value of obligations	145	169
Fair value of plan assets	—	—

Total post-employment medical benefits	145	169

The Group expects to contribute $9 million to the post-employment medical benefit plans during the annual period ending December 31, 2012.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

26.  Employee Benefits (continued)

Movement in the defined benefit obligation

	For the period ended December 31,
	2011	2010
	(In $ million)

Liability for defined benefit obligations at the beginning of the period	158	87
Defined benefit obligations assumed in a business combination	1	71
Current service cost	3	2
Interest cost	8	5
Past service cost(b)	(7)	—
Contributions by plan participants	4	1
Benefits paid by the plan	(12)	(3)
Plan amendments(a)	—	(1)
Curtailments(b)	(17)	—
Actuarial (gains) losses recognized	9	(4)

Liability for defined benefit obligations at the end of the period	147	158

(a)	During 2010, the Evergreen segment replaced post-65 AARP coverage with an HRA which resulted in a plan amendment credit of $1 million.

(b)	On August 8, 2011, the Group terminated Pactiv retiree medical coverage, except for those who retired prior to 2003, which resulted in a curtailment gain of $17 million. The Group also capped the retiree life insurance benefit associated with the retiree medical plan. These actions resulted in a reduction of $7 million in past service costs during the period ended December 31, 2011.

Expense recognized in the statements of comprehensive income

	For the period ended December 31,
	2011	2010	2009
	(In $ million)

Current service cost	3	2	3
Interest cost	8	5	5
Past service cost	(10)	(2)	(2)
Curtailments	(17)	—	5
Actuarial losses recognized	—	—	1
Plan amendments	—	(1)	—

Total (income) expense recognized in the statement of comprehensive income	(16)	4	12

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

26.  Employee Benefits (continued)

The expense is recognized in the following line items in the statements of comprehensive income:

	For the period ended December 31,
	2011	2010	2009
	(In $ million)

Cost of sales	5	4	7
General and administration expenses	(21)	—	5

Total plan (income) expense	(16)	4	12

Assumed health care cost trend rates have a significant effect on the amounts recognized in the statement of comprehensive income. A one percentage point change in assumed health care cost trend rates would have the following effects:

	Increase	Decrease
	(In $ million)

Effect on the aggregated service and interest cost	—	—
Effect on the defined benefit obligation	4	(3)

Discount rates have a significant effect on the amounts recognized in the statement of comprehensive income. A one percentage point change in discount rates would have the following effects:

	Increase	Decrease
	(In $ million)

Effect on the aggregated service and interest cost	—	—
Effect on the defined benefit obligation	(8)	9

Historical information

	For the period ended
	December 31,
	2011	2010	2009	2008	2007
	(In $ million)

Present value of the defined benefit obligation	147	158	87	86	25
Experience adjustments arising on plan liabilities	3	5	—	(1)	—

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

27.  Provisions

				Workers’
	Legal	Warranty	Restructuring	compensation	Other	Total
	(In $ million)

Balance as of December 31, 2010	41	12	17	35	55	160
Acquisitions through business combinations	12	4	1	12	20	49
Provisions made	2	8	90	18	18	136
Provisions used	(9)	(13)	(69)	(15)	(9)	(115)
Provisions reversed	(5)	(2)	(2)	—	(1)	(10)
Transfers to other liabilities	(3)	2	(1)	—	9	7
Effect of movements in exchange rates	(1)	—	—	—	(1)	(2)

Balance as of December 31, 2011	37	11	36	50	91	225

Current	7	11	33	24	23	98
Non-current	30	—	3	26	68	127

Total Provisions as of December 31, 2011	37	11	36	50	91	225

Current	16	12	17	17	12	74
Non-current	25	—	—	18	43	86

Total Provisions as of December 31, 2010	41	12	17	35	55	160

Legal

The Group is subject to litigation in the ordinary course of operations. Provisions for legal claims are recognized when estimated costs associated with settling current legal proceedings are considered probable. Provisions may include estimated legal and other fees associated with settling these claims. While it is not possible to predict the outcome of any of these matters, based on management’s assessment of the facts and circumstances now known, management does not believe any of these matters, individually or in the aggregate, will have a material effect on the Group’s financial position, results of operations or cash flows. However, actual outcomes may differ from those expected and could have a material effect on the Group’s financial position, results of operations or cash flows in a particular future period.

Warranty

A provision for warranty is recognized for all products under warranty as of the reporting date based on sales volumes and past experience of the level of problems reported and product returns.

Restructuring

A provision for restructuring is recognized when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been publicly announced. Business closure and rationalization provisions can include such items as employee severance or termination pay, site closure costs and onerous leases. Future operating costs are not provided for.

Workers’ compensation

The Group has elected to self-insure certain of its workers’ compensation obligations in the United States.

Under the self-insurance programs in the United States, the Group retains the risk of work related injuries for any employees covered under the scheme.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

27.  Provisions (continued)

The liability in respect of the self-insurance programs is estimated on an actuarial basis to reflect all claims incurred, including reported claims and those that are incurred but not yet reported. All changes in the liability for claims are recognized immediately in the statement of comprehensive income.

As a result of the Group’s self-insured status in the United States, the risk presently exists that an insurable event may occur which will result in a claim which cannot be readily quantified financially. By their very nature, risks of this type are inherently random and therefore unpredictable. The Group mitigates this risk by having established and approved occupational health and safety procedures in addition to resources directed to the management of claims and rehabilitation.

As a component of its self-insured status the Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for groups of similar size.

Other provisions

The main components of other provisions are lease provisions and contingent liabilities recognized in acquisitions, environmental remediation, asset retirement obligations, brokerage provisions for customs duties, and rent contracts related to investment properties. Other provisions as of December 31, 2011 included $26 million related to make-good obligations with respect to leases acquired in connection with the Pactiv Acquisition and the Dopaco Acquisition, $17 million related to asset retirement obligations, which were acquired in connection with the Graham Packaging Acquisition and the Dopaco Acquisition and $10 million related to environmental remediation programs. Other provisions as of December 31, 2010 included $29 million related to make-good obligations with respect to leases acquired in connection with the Pactiv Acquisition, $5 million related to a contingent tax liability acquired in the Pactiv Acquisition and $9 million related to environmental remediation programs.

28.  Equity

28.1  Share capital

The reported share capital balance as of December 31, 2011 is that of the Company, which is the sole parent of the Group.

In accordance with the Group’s accounting policy in respect of common control transactions (refer to note 3.1(d)), financial information presented in these financial statements has been recast to include the balances of the combined entities as though the common control transactions occurred on the date that the common control originally commenced rather than the date that the common control transactions actually occurred. As a result, the reported share capital balance as of January 1, 2010, is that of the Company, EPI, Evergreen Packaging International B.V. (“EPIBV”), Reynolds Packaging Inc. (“RPI”) (now named Reynolds Packaging Holdings LLC), and Reynolds Packaging International B.V. (“RPIBV”).

On September 1, 2010, the issued capital of RPI and RPIBV was acquired by entities controlled by the Company. From this date, each of RPI and RPIBV as well as their respective controlled entities are consolidated by the Group. In accordance with the Group’s accounting policy in respect of common control transactions, the $149 million difference between the consideration paid of $342 million (representing the fair value of the businesses acquired determined at the date of the common control acquisition) and the share capital acquired of $193 million has been recognized as a debit to other reserves which is a component of equity.

On May 4, 2010, the issued capital of EPI and EPIBV was acquired by entities controlled by the Company. From this date, each of EPI and EPIBV as well as their respective controlled entities are

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

28.  Equity (continued)

consolidated by the Group. In accordance with the Group’s accounting policy in respect of common control transactions, the $899 million difference between the consideration paid of $1,612 million (representing the fair value of the businesses acquired determined at the date of the common control acquisition) and the share capital acquired of $713 million has been recognized as a debit to other reserves which is a component of equity.

On November 5, 2009, the issued capital of Reynolds Consumer Products Holdings Inc. (“RCPHI”) (now named Reynolds Consumer Products Holdings LLC), Reynolds Consumer Products International B.V. (“RCPIBV”) and Closure Systems International B.V. (“CSIBV”) was acquired by entities controlled by the Company. From this date, each of RCPHI, RCPIBV, and CSIBV as well as their respective controlled entities are consolidated by the Group. In accordance with the Group’s accounting policy in respect of common control transactions, the $584 million difference between the consideration paid of $1,692 million (representing the fair value of the businesses acquired determined at the date of the common control acquisitions) and the share capital acquired of $1,108 million has been recognized as a debit to other reserves which is a component of equity.

A summary of the impact of these transactions recognized in other reserves within equity is as follows:

	Reynolds			Reynolds
	Consumer	Closures	Evergreen	Foodservice
	(In $ million)

Total consideration	984	708	1,612	342
Net book value of share capital of the acquired businesses	(641)	(467)	(713)	(193)
Difference between total consideration and book value of share capital of the acquired business (recognized in other reserves within equity)	343	241	899	149

During the period ended December 21, 2010, the Group recognized a total adjustment of $1,048 million (2009: $584 million) for the above common control transaction related to the Evergreen and Reynolds Foodservice acquisitions as a component of other reserves within equity.

Further information regarding the Company’s issued capital is detailed below:

	For the period ended
	December 31,
Number of shares	2011	2010	2009

Balance as of the beginning of the period	13,063,527	13,063,527	13,063,527
Issue of shares	—	—	—

Balance as of December 31	13,063,527	13,063,527	13,063,527

On November 16, 2010, RGHL contributed $322 million.

On November 6. 2009, RGHL contributed $544 million.

The holder of the shares is entitled to receive dividends as declared from time to time and is entitled to once vote per share. All shares rank equally with regard to BP I’s residual assets in the event of a wind-up.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

28.  Equity (continued)

28.2  Reserves

	For the period ended
	December 31,
	2011	2010	2009
	(In $ million)

Translation reserve	310	331	53
Other reserves	(1,561)	(1,561)	(513)

Balance	(1,251)	(1,230)	(460)

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations from their functional currencies to the Group’s presentation currency.

Other reserves

The other reserves comprise balances resulting from transactions with entities under common control.

In accordance with the Group’s accounting policy for transactions under common control (refer to note 3.1(d)), the Group has recognized in other reserves the difference between the total consideration paid for the businesses acquired and the book value of the issued capital of the parent companies acquired for the transactions which occurred on November 5, 2009, May 4, 2010 and September 1, 2010 (refer to Note 28.1).

The Group has also recognized in other reserves the net contributions from related parties in respect of the acquisition from Alcoa of the packaging and consumer divisions.

28.3  Dividends

There were no dividends declared or paid during the period ended December 31, 2011 (2010: none; 2009: none) by the Company.

On August 31, 2010, RPI paid a dividend of $39 million, of which $38 million was paid in cash and $1 million was settled through reductions in related party balances payable, to its shareholder at the time, Reynolds Packaging (NZ) Limited, in advance of the acquisition of the Reynolds foodservice packaging business by the Group on September 1, 2010.

28.4  Capital management

The Directors are responsible for monitoring and managing the Group’s capital structure. Capital is comprised of equity and external borrowings.

The Directors’ policy is to maintain an acceptable capital base to promote the confidence of the Group’s financiers and creditors and to sustain the future development of the business. The Directors monitor the Group’s financial position to ensure that it complies at all times with its financial and other covenants as set out in its financing arrangements.

In order to maintain or adjust the capital structure, the Directors may elect to take a number of measures, including for example to dispose of assets or operating segments of the business, alter its short to medium term plans in respect of capital projects and working capital levels, or to re-balance the level of equity and external debt in place.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

29.  Financial risk management

29.1  Overview

This note presents information about the Group’s exposure to market risk, credit risk and liquidity risk, and where applicable, the Group’s objectives, policies and procedures for managing these risks.

Exposure to market, credit and liquidity risks arises in the normal course of the Group’s business. The Directors of the Group and the ultimate parent entity have overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Directors have established a treasury policy that identifies risks faced by the Group and sets out policies and procedures to mitigate those risks. Risk management is primarily carried out by the treasury function of the Group. The Directors have delegated authority levels and authorized the use of various financial instruments to a restricted number of personnel within the treasury function.

Monthly combined treasury reports are prepared for the Directors and officers of the Group, who ensure compliance with the risk management policies and procedures.

29.2  Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and commodity prices, will affect the Group’s cash flows or the fair value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters.

The Group buys and sells derivatives in the ordinary course of business to manage market risks. The Group does not enter into derivative contracts for speculative purposes.

(a)  Foreign exchange risk

Translation risk

As a result of the Group’s international operations, foreign exchange risk exposures exist on sales, purchases, financial assets and borrowings that are denominated in foreign currencies (i.e. currencies other than $). The currencies in which these transactions primarily are denominated are Euro (“€”), Mexican Pesos (“MXN”) and Canadian Dollars (“CA$”).

In accordance with the Group’s treasury policy, the Group takes advantage of natural offsets to the extent possible. Therefore, when commercially feasible, the Group borrows in the same currencies in which cash flows from operations are generated. Generally the Group does not use forward exchange contracts to hedge residual foreign exchange risk arising from customary receipts and payments denominated in foreign currencies. However, when considered appropriate, the Group may enter into forward exchange contracts to hedge foreign exchange risk arising from specific transactions.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

29.  Financial risk management (continued)

Exposure to foreign exchange risk

	€	MXN	CA$
	(In $ million)

As of December 31, 2011
Cash and cash equivalents	99	11	7
Trade and other receivables	141	73	21
Non-current receivables	7	—	—
Trade and other payables	(209)	(43)	(12)
Loans and borrowings:
August 2011 Credit Agreement	(316)	—	—
2009 Notes	(571)	—	—
Related Party Notes at 8%	(606)	—	—
Related Party Notes at 9.5%	(530)	—	—
Other borrowings	(1)	—	—
Related party borrowings	(39)	—	—

Total exposure	(2,025)	41	16

Embedded derivative	9	—	—
Commodity derivative	(3)	—	—

Effect of derivative contracts	6	—	—

Net exposure	(2,019)	41	16

	€	MXN	CA$
	(In $ million)

As of December 31, 2010
Cash and cash equivalents	81	9	14
Trade and other receivables	120	47	13
Non-current receivables	24	—	—
Trade and other payables	(152)	(16)	(2)
Loans and borrowings:
2009 Credit Agreement	(320)	—	—
2009 Notes	(585)	—	—
Related Party Notes at 8%	(621)	—	—
Related Party Notes at 9.5%	(542)	—	—
Other borrowings	(2)	—	—
Related party borrowings	(16)	—	—

Total exposure	(2,013)	40	25

Embedded derivative	16	—	—
Commodity derivative	—	—	—

Effect of derivative contracts	16	—	—

Net exposure	(1,997)	40	25

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

29.  Financial risk management (continued)

Cash flows associated with derivatives are expected to occur and impact the profit or loss component of the statement of comprehensive income in the next twelve months.

In addition to the above, the Group is exposed to foreign exchange risk on future sales and purchases that are denominated in foreign currencies.

Significant exchange rates

The following significant exchange rates applied during the period:

	Average rate
	for the period
	ended December 31,		As of December 31
	2011	2010	2011	2010

1 €	1.39	1.33	1.32	1.33
10 MXN	0.80	0.79	0.71	0.81
1 CA$	1.01	0.97	0.98	1.00

Sensitivity analysis

A change in exchange rates would impact future payments and receipts of the Group’s assets and liabilities denominated in foreign currencies. A 10% strengthening or weakening of the $ against the following currencies at the reporting date would have (increased) decreased comprehensive income in the statement of comprehensive income by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The same basis has been applied for all periods presented.

	Comprehensive income
	for the
	period ended
	December 31, 2011
	10% strengthening	10% weakening
	of $	of $
	(In $ million)

	€(202)	202
MXN	4	(4)
CA$	2	(2)

The Group’s primary exposure to foreign exchange risk is on the translation of net assets of Group entities which are denominated in currencies other than $, which is the Group’s reporting currency. The impact of movements in exchange rates is therefore recognized in other comprehensive income.

Transaction risk

The Group has $1,583 million of $ denominated notes in an entity with a functional currency of €. A 10% strengthening of the $ against the € would have resulted in a $158 million loss recognized as a financial expense in the statement of comprehensive income. A 10% weakening would have an equal but opposite effect.

Certain subsidiaries within the Group are exposed to foreign exchange risk on intercompany borrowings, sales and purchases denominated in currencies that are not the functional currency of that subsidiary. In these circumstances, a change in exchange rates would impact the net operating profit recognized in the profit or loss component of the Group’s statement of comprehensive income.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

29.  Financial risk management (continued)

(b)  Interest rate risk

The Group’s interest rate risk arises from long-term borrowings at both fixed and floating rates and deposits which earn interest at floating rates. Borrowings and deposits at floating rates expose the Group to cash flow interest rate risk. Borrowings at fixed rates expose the Group to fair value interest rate risk.

The Group has exposure to both floating and fixed interest rates on borrowings primarily denominated in $ and €.

Interest rate risk on borrowings at floating rates is partially offset by interest earned on cash deposits also at floating rates.

The Group has adopted a policy, which is consistent with the covenants under the August 2011 Credit Agreement, to ensure that at least 50% of its overall exposure to changes in interest rates on borrowings is on a fixed rate basis.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

29.  Financial risk management (continued)

The following table sets out the Group’s interest rate risk repricing profile:

		6 months	6 to 12	1 to 2	2 to 5	More than 5
	Total	or Less	Months	Years	Years	Years
	(In $ million)

As of December 31, 2011
Fixed rate instruments
Loans and borrowings:
August 2011 Senior Secured Notes	(1,500)	—	—	—	—	(1,500)
August 2011 Senior Notes	(1,000)	—	—	—	—	(1,000)
February 2011 Senior Secured Notes	(1,000)	—	—	—	—	(1,000)
February 2011 Senior Notes	(1,000)	—	—	—	—	(1,000)
October 2010 Senior Secured Notes	(1,500)	—	—	—	—	(1,500)
October 2010 Senior Notes	(1,500)	—	—	—	—	(1,500)
May 2010 Notes	(1,000)	—	—	—	—	(1,000)
2009 Notes	(1,707)	—	—	—	(1,707)	—
Related Party Notes at 8%	(621)	—	—	—	—	(621)
Related Party Notes at 9.5%	(544)	—	—	—	—	(544)
Pactiv 2012 Notes	(249)	—	(249)	—	—	—
Pactiv 2017 Notes	(300)	—	—	—	—	(300)
Pactiv 2018 Notes	(16)	—	—	—	—	(16)
Pactiv 2025 Notes	(276)	—	—	—	—	(276)
Pactiv 2027 Notes	(200)	—	—	—	—	(200)
Graham Packaging 2014 Notes	(355)	—	—	—	(355)	—
Graham Packaging 2017 Notes	(14)	—	—	—	—	(14)
Graham Packaging 2018 Notes	(19)	—	—	—	—	(19)
Other borrowings	(33)	(4)	(1)	(2)	(4)	(22)

Total fixed rate instruments	(12,834)	(4)	(250)	(2)	(2,066)	(10,512)

Floating rate instruments
Cash and cash equivalents	597	597	—	—	—	—
Bank overdrafts	(3)	(3)	—	—	—	—
Loans and borrowings:
August 2011 Credit Agreement	(4,574)	(4,574)	—	—	—	—
Related party borrowings	(39)	(39)	—	—	—	—
Other borrowings	(20)	(19)	—	(1)	—	—

Total variable rate instruments	(4,039)	(4,038)	—	(1)	—	—

Total	(16,873)	(4,042)	(250)	(3)	(2,066)	(10,512)

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

29.  Financial risk management (continued)

		6 months	6 to 12	1 to 2	2 to 5	More than
	Total	or Less	Months	Years	Years	5 Years
	(In $ million)

As of December 31, 2010
Fixed rate instruments
Loans and borrowings:
October 2010 Senior Secured Notes	(1,500)	—	—	—	—	(1,500)
October 2010 Senior Notes	(1,500)	—	—	—	—	(1,500)
May 2010 Notes	(1,000)	—	—	—	—	(1,000)
2009 Notes	(1,723)	—	—	—	—	(1,723)
Related Party Notes at 8%	(638)	—	—	—	—	(638)
Related Party Notes at 9.5%	(558)	—	—	—	—	(558)
Pactiv 2012 Notes	(249)	—	—	(249)	—	—
Pactiv 2017 Notes	(300)	—	—	—	—	(300)
Pactiv 2018 Notes	(16)	—	—	—	—	(16)
Pactiv 2025 Notes	(276)	—	—	—	—	(276)
Pactiv 2027 Notes	(200)	—	—	—	—	(200)
Other borrowings	(31)	(1)	(2)	(1)	(1)	(26)

Total fixed rate instruments	(7,991)	(1)	(2)	(250)	(1)	(7,737)

Floating rate instruments
Cash and cash equivalents	663	663	—	—	—	—
Bank overdrafts	(12)	(12)	—	—	—	—
Loans and borrowings:
2009 Credit Agreement	(4,150)	(4,150)	—	—	—	—
Related party borrowings	(16)	(16)	—	—	—	—
Other borrowings	(3)	(3)	—	—	—	—

Total variable rate instruments	(3,518)	(3,518)	—	—	—	—

Total	(11,509)	(3,519)	(2)	(250)	(1)	(7,737)

The Group’s sensitivity to interest rate risk can be expressed in two ways:

Fair value sensitivity analysis

A change in interest rates impacts the fair value of the Group’s fixed rate borrowings. Given all debt instruments are carried at amortized cost, a change in interest rates would not impact the profit or loss component of the statement of comprehensive income.

Cash flow sensitivity analysis

A change in interest rates would impact future interest payments and receipts on the Group’s floating rate assets and liabilities. An increase or decrease in interest rates of 100 basis points at the reporting date would impact the statement of comprehensive income result and equity by the amounts shown below, based on the assets and liabilities held at the reporting date, and a one year time frame. This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant. The analysis is performed on the same basis for comparative periods.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

29.  Financial risk management (continued)

As of December 31, 2011, most of the Group’s debt has been issued with a fixed interest rate. While interest on the August 2011 Credit Agreement is at a floating rate, there is a LIBOR/EURIBOR floor of between 1.25% and 1.50%. Given current LIBOR/EURIBOR rates, a 1% decrease in interest rates would have no impact on interest expense on this facility due to the LIBOR floor. However, a 1% increase in interest rates would have a $3 million impact on interest expense.

(c)  Commodity and other price risk

Commodity and other price risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer or by factors affecting all similar financial instruments traded in the market.

The Group’s exposure to commodity and other price risk arises principally from the purchase of resin (and its components), natural gas and aluminum. Other than resin, natural gas and certain aluminum purchases, the Group generally purchases these commodities at spot market prices and commodity financial instruments or derivatives to hedge commodity prices are not used.

The Group’s objective is to ensure that its commodity and other price risk exposure is kept at an acceptable level. In accordance with the Group’s treasury policy, the Group enters into derivative instruments to hedge the Group’s exposure in relation to the cost of resin, natural gas and aluminum.

The following table provides the detail of out outstanding derivative contracts as of December 31, 2011:

			Contracted
	Unit of	Contracted	price	Contracted date
Type	measure	volumes	range	of maturity

Resin futures	LB	18,000,000	$0.98 - $1.00	Jan 2012 - Dec 2012
Resin futures	MT	10,000	€1,420	Jul 2012 - Oct 2012
Resin futures	KL	16,900	JPY 48,100 - 51,700	Jan 2012 - Aug 2012
Aluminum swaps	MT	29,171	$1,940 - $2,816	Jan 2012 - Dec 2014
Natural gas swaps	MMBTU	2,742,627	$3.33 - $4.88	Jan 2012 - Feb 2013
Ethylene swaps	LB	11,637,600	$0.43 - $0.62	Feb 2012 - June 2012
Benzene swaps	GAL	4,299,389	$3.45 - $3.84	Feb 2012 - June 2012

The fair values of the derivative contracts are based on quoted market prices or traded exchange market prices and represent the estimated amounts that the Group would pay or receive to terminate the contracts. During the period ended December 31, 2011, the Group recognized an unrealized loss of $26 million (2010: unrealized gain of $4 million; 2009: unrealized gain of $129 million) as a component of other income in the statements of comprehensive income. During the period ended December 31, 2011, the Group recognized a realized gain of $7 million (2010: realized loss of $11 million; 2009: realized loss of $96 million) as a component of cost of sales in the statements of comprehensive income.

The impact on the statement of comprehensive income from a revaluation of derivative contracts at December 31, 2011 assuming a ten percent parallel upwards movement in the price curve used to value the contracts is a gain of $15 million (2010: none; 2009: gain of $13 million) assuming all other variables remain constant. A 10% parallel decrease in the price curve would have an equal but opposite effect on the statement of comprehensive income.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

29.  Financial risk management (continued)

29.3 Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and related entities.

Given the diverse range of operations and customers across the Group, the Directors have delegated authority for credit control procedures to each of the segments within the Group. Each operating business is responsible for managing its own credit control procedures. These include but are not limited to reviewing the individual characteristics of new customers for creditworthiness before accepting the customer and agreeing upon purchase limits and terms of trade. If considered appropriate the operating business may take out insurance for specific debtors.

Generally the Group does not require collateral in respect of trade and other receivables. Goods are generally sold subject to retention of title clauses, so that in the event of non-payment the Group may have a secured claim. For certain sales letters of credit are obtained.

The Group’s exposure to credit risk is primarily in its trade and other receivables and is influenced mainly by the individual characteristics of each customer. Refer to note 16.

Historically there has been a low level of losses resulting from default by customers and related entities. The carrying amount of financial assets represents the maximum credit exposure.

The Group limits its exposure to credit risk by making deposits and entering into derivative instruments with counterparties that have a credit rating of at least investment grade. Given these high credit ratings, management does not expect any such counterparty to fail to meet its obligations.

29.4  Liquidity risk

Liquidity risk is the risk that the Group will not meet its contractual obligations as they fall due. The Group’s approach to managing liquidity risk is to ensure that it will always have sufficient liquidity to meet its liabilities as and when they fall due and comply with bank covenants under both normal and stressed conditions.

The Group evaluates its liquidity requirements on an ongoing basis using a 13 week rolling forecast and a 12 month rolling forecast and ensures that it has sufficient cash on demand to meet expected operating expenses including the servicing of financial obligations.

The Group generates sufficient cash flows from its operating activities to meet its obligations arising from its financial liabilities. It also has credit lines in place to cover potential shortfalls. As of December 31, 2011, the Group had undrawn lines of credit under the revolving facilities of the August 2011 Credit Agreement totaling $35 million and €63 million ($82 million) (2010: $71 million and €56 million ($74 million) under the 2009 Credit Agreement). In addition, the Group has local working capital facilities in various jurisdictions which are available if needed to support the cash management of local operations.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

29.  Financial risk management (continued)

The following table sets out contractual cash flows for all financial liabilities including commodity derivatives.

	Carrying		6 Months	6 to 12	1 to 2	2 to 5	More than
	Amount	Total	or Less	Months	Years	Years	5 Years
	(In $ million)

As of December 31, 2011
Non-derivative financial liabilities
Bank overdrafts	(3)	(3)	(3)	—	—	—	—
Trade and other payables	(1,747)	(1,747)	(1,747)	—	—	—	—
Non-current payables	(33)	(33)	—	—	(33)	—	—
Loans and borrowings:
August 2011 Credit Agreement	(4,490)	(6,142)	(271)	(267)	(522)	(1,471)	(3,611)
August 2011 Senior Secured Notes	(1,468)	(2,444)	(59)	(59)	(118)	(354)	(1,854)
August 2011 Senior Notes	(972)	(1,789)	(49)	(49)	(99)	(296)	(1,296)
February 2011 Senior Secured Notes	(999)	(1,652)	(34)	(34)	(69)	(206)	(1,309)
February 2011 Senior Notes	(993)	(1,784)	(41)	(41)	(83)	(248)	(1,371)
October 2010 Senior Secured Notes	(1,473)	(2,301)	(53)	(53)	(107)	(321)	(1,767)
October 2010 Senior Notes	(1,466)	(2,514)	(68)	(68)	(135)	(405)	(1,838)
May 2010 Notes	(980)	(1,554)	(43)	(43)	(85)	(255)	(1,128)
2009 Notes	(1,642)	(2,368)	(66)	(66)	(132)	(2,104)	—
Related Party Notes at 8%	(606)	(870)	(25)	(25)	(50)	(770)	—
Related Party Notes at 9.5%	(530)	(803)	(26)	(26)	(52)	(699)	—
Pactiv 2012 Notes	(253)	(264)	(7)	(257)	—	—	—
Pactiv 2017 Notes	(314)	(433)	(12)	(12)	(24)	(73)	(312)
Pactiv 2018 Notes	(17)	(23)	(1)	(1)	(1)	(3)	(17)
Pactiv 2025 Notes	(269)	(584)	(11)	(11)	(22)	(66)	(474)
Pactiv 2027 Notes	(197)	(459)	(8)	(8)	(17)	(50)	(376)
Graham Packaging 2014 Notes	(367)	(461)	(18)	(18)	(35)	(390)	—
Graham Packaging 2017 Notes	(14)	(21)	(1)	(1)	(1)	(3)	(15)
Graham Packaging 2018 Notes	(19)	(31)	(1)	(1)	(2)	(5)	(22)
Related party borrowings	(39)	(57)	—	(2)	(2)	(5)	(48)
Other borrowings	(53)	(66)	(25)	(2)	(5)	(9)	(25)

	(18,944)	(28,403)	(2,569)	(1,044)	(1,594)	(7,733)	(15,463)

Derivative financial liabilities
Commodity derivatives:
Inflows	—	26	17	9	—	—	—
Outflows	(15)	(41)	(27)	(14)	—	—	—

	(15)	(15)	(10)	(5)	—	—	—

Total	(18,959)	(28,418)	(2,579)	(1,049)	(1,594)	(7,733)	(15,463)

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

29.  Financial risk management (continued)

	Carrying		6 Months	6 to 12	1 to 2	2 to 5	More than
	Amount	Total	or Less	Months	Years	Years	5 Years
	(In $ million)

As of December 31, 2010
Non-derivative financial liabilities
Bank overdrafts	(12)	(12)	(12)	—	—	—	—
Trade and other payables	(1,239)	(1,239)	(1,239)	—	—	—	—
Non-current payables	(9)	(9)	—	—	(9)	—	—
Loans and borrowings:
2009 Credit Agreement	(4,026)	(5,381)	(176)	(198)	(419)	(1,986)	(2,602)
October 2010 Senior Secured Notes	(1,470)	(2,407)	(53)	(53)	(107)	(320)	(1,874)
October 2010 Senior Notes	(1,464)	(2,649)	(68)	(68)	(135)	(405)	(1,973)
May 2010 Notes	(978)	(1,639)	(43)	(43)	(85)	(255)	(1,213)
2009 Notes	(1,648)	(2,526)	(67)	(67)	(134)	(401)	(1,857)
Related Party Notes at 8%	(621)	(945)	(26)	(26)	(51)	(153)	(689)
Related Party Notes at 9.5%	(542)	(904)	(27)	(27)	(53)	(159)	(638)
Pactiv 2012 Notes	(261)	(278)	(7)	(7)	(264)	—	—
Pactiv 2017 Notes	(316)	(457)	(12)	(12)	(24)	(73)	(336)
Pactiv 2018 Notes	(17)	(24)	(1)	(1)	(1)	(3)	(18)
Pactiv 2025 Notes	(269)	(606)	(11)	(11)	(22)	(66)	(496)
Pactiv 2027 Notes	(197)	(476)	(8)	(8)	(17)	(50)	(393)
Related party borrowings	(16)	(19)	—	—	—	—	(19)
Other borrowings	(32)	(43)	(3)	(3)	(2)	(6)	(29)

	(13,117)	(19,614)	(1,753)	(524)	(1,323)	(3,877)	(12,137)

Derivative financial liabilities
Commodity derivatives:
Inflows	11	52	35	17	—	—	—
Outflows	—	(41)	(25)	(16)	—	—	—

	11	11	10	1	—	—	—

Total	(13,106)	(19,603)	(1,743)	(523)	(1,323)	(3,877)	(12,137)

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

29.  Financial risk management (continued)

29.5  Classification and fair values

	Fair Value		Cash,		Total
	Through the	Held to	Loans and	Other	Carrying	Fair
	Profit or Loss	Maturity	Receivables	Liabilities	Amount	Value
	(In $ million)

As of December 31, 2011
Assets
Cash and cash equivalents	—	—	597	—	597	597
Current and non-current receivables	—	—	1,551	—	1,551	1,551
Derivative financial assets:
Commodity contracts	1	—	—	—	1	1
Embedded derivatives	122	—	—	—	122	122

Total assets	123	—	2,148	—	2,271	2,271

Liabilities
Bank overdrafts	—	—	—	(3)	(3)	(3)
Trade and other payables	—	—	—	(1,747)	(1,747)	(1,747)
Other non-current payables	—	—	—	(33)	(33)	(33)
Derivative financial liabilities
Commodity contracts	(16)	—	—	—	(16)	(16)
Loans and borrowings:
August 2011 Credit Agreement	—	—	—	(4,490)	(4,490)	(4,574)
August 2011 Senior Secured Notes	—	—	—	(1,468)	(1,468)	(1,560)
August 2011 Senior Notes	—	—	—	(972)	(972)	(960)
February 2011 Senior Secured Notes	—	—	—	(999)	(999)	(979)
February 2011 Senior Notes	—	—	—	(993)	(993)	(873)
October 2010 Senior Secured Notes	—	—	—	(1,473)	(1,473)	(1,564)
October 2010 Senior Notes	—	—	—	(1,466)	(1,466)	(1,416)
May 2010 Notes	—	—	—	(980)	(980)	(956)
2009 Notes	—	—	—	(1,642)	(1,642)	(1,758)
Related Party Notes at 8%	—	—	—	(606)	(606)	(527)
Related Party Notes at 9.5%	—	—	—	(530)	(530)	(433)
Pactiv 2012 Notes	—	—	—	(253)	(253)	(249)
Pactiv 2017 Notes	—	—	—	(314)	(314)	(242)
Pactiv 2018 Notes	—	—	—	(17)	(17)	(11)
Pactiv 2025 Notes	—	—	—	(269)	(269)	(187)
Pactiv 2027 Notes	—	—	—	(197)	(197)	(142)
Graham Packaging 2014 Notes	—	—	—	(367)	(367)	(362)
Graham Packaging 2017 Notes	—	—	—	(14)	(14)	(13)
Graham Packaging 2018 Notes	—	—	—	(19)	(19)	(19)
Related party borrowings	—	—	—	(39)	(39)	(39)
Other borrowings	—	—	—	(53)	(53)	(53)

Total liabilities	(16)	—	—	(18,944)	(18,960)	(18,716)

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

29.  Financial risk management (continued)

	Fair Value		Cash,		Total
	Through the	Held to	Loans and	Other	Carrying	Fair
	Profit or Loss	Maturity	Receivables	Liabilities	Amount	Value
	(In $ million)

As of December 31, 2010
Assets
Cash and cash equivalents	—	—	663	—	663	663
Current and non-current receivables	—	—	1,192	—	1,192	1,192
Derivative financial assets:
Commodity contracts	12	—	—	—	12	12
Embedded derivatives	77	—	—	—	77	77

Total assets	89	—	1,855	—	1,944	1,944

Liabilities
Bank overdrafts	—	—	—	(12)	(12)	(12)
Trade and other payables	—	—	—	(1,239)	(1,239)	(1,239)
Other non-current payables	—	—	—	(9)	(9)	(9)
Derivative financial liabilities
Commodity contracts	(1)	—	—	—	(1)	(1)
Loans and borrowings:
2009 Credit Agreement	—	—	—	(4,026)	(4,026)	(4,150)
October 2010 Senior Secured Notes	—	—	—	(1,470)	(1,470)	(1,553)
October 2010 Senior Notes	—	—	—	(1,464)	(1,464)	(1,549)
May 2010 Notes	—	—	—	(978)	(978)	(1,015)
2009 Notes	—	—	—	(1,648)	(1,648)	(1,810)
Related Party Notes at 8%	—	—	—	(621)	(621)	(641)
Related Party Notes at 9.5%	—	—	—	(542)	(542)	(575)
Pactiv 2012 Notes	—	—	—	(261)	(261)	(257)
Pactiv 2017 Notes	—	—	—	(316)	(316)	(297)
Pactiv 2018 Notes	—	—	—	(17)	(17)	(15)
Pactiv 2025 Notes	—	—	—	(269)	(269)	(236)
Pactiv 2027 Notes	—	—	—	(197)	(197)	(179)
Related party borrowings	—	—	—	(16)	(16)	(16)
Other borrowings	—	—	—	(32)	(32)	(32)

Total liabilities	(1)	—	—	(13,117)	(13,118)	(13,586)

The methods used in determining fair values of financial instruments are disclosed in note 5.

29.6  Fair value measurements recognized in the statement of comprehensive income

The following table sets out an analysis of the Group’s financial instruments that are measured subsequent to initial recognition at fair value and are grouped into levels based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets;

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

29.  Financial risk management (continued)

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	Level 1	Level 2	Level 3	Total
	(In $ million)

As of December 31, 2011
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity derivatives, net	—	(15)	—	(15)
Embedded derivatives	—	122	—	122

Total	—	107	—	107

As of December 31, 2010
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity derivatives, net	—	11	—	11
Embedded derivatives	—	77	—	77

Total	—	88	—	88

There were no transfers between any levels during the periods ended December 31, 2011 and 2010.

30.  Related parties

Parent and ultimate controlling party

The immediate parent of the Group is Reynolds Group Holdings Limited, the ultimate parent of the Group is Packaging Holdings Limited and the ultimate shareholder is Mr. Graeme Hart.

Transactions with key management personnel

Key management personnel compensation comprised:

	For the period ended December 31,
	2011	2010	2009
	(In $ million)

Short-term employee benefits	13	11	8
Management fees	—	1	3

Total compensation expense to key management personnel	13	12	11

There have been no transactions with key management personnel during the periods ended December 31, 2011, 2010 and 2009.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

30.  Related parties (continued)

Related party transactions

The transactions and balances outstanding with joint ventures are with SIG Combibloc Obeikan FZCO and SIG Combibloc Obeikan Company Limited. All other related parties detailed below have a common ultimate shareholder. The entities and types of transactions with which the Group entered into related party transactions during the periods are detailed below:

	Transaction Values
	for the Period			Balances Outstanding
	Ended December 31,			as of December 31,
	2011	2010	2009	2011	2010
	(In $ million)

Transactions with the immediate and ultimate parent companies
Due to immediate parent(a)	—	—	—	(16)	(16)
Transactions with joint ventures
Sale of goods and services(b)	131	122	96	25	29
Purchase of goods(b)	—	—	(4)	—	(3)
Sale of non-current assets	—	7	—	—	—
Transactions with other related parties
Trade receivables
BPC United States Inc.	—	—	—	4	1
Sale of services	3	—	—	—	—
Sale of property, plant and equipment(f)	—	3	—	—	—
Carter Holt Harvey Limited	—	—	—	—	1
Sale of goods	3	14	—	—	—
Carter Holt Harvey Packaging Pty Limited	—	—	—	—	4
Sale of goods	4	20	—	—	—
Carter Holt Harvey Pulp & Paper Limited	—	—	—	—	1
Sale of goods	3	2	—	—	—
FRAM Group Operations LLC	—	—	—	1	—
United Components, Inc	—	—	—	1	—
Trade payables
Beverage Packaging Holdings (Luxembourg) II S.A.	—	(3)	—	—	(3)
BPC United States Inc.	—	—	—	—	—
Management fees	—	(1)	(3)	—	—
Recharges	—	—	(3)	—	—
Carter Holt Harvey Limited	—	—	—	(1)	(1)
Purchase of goods	(10)	(1)	—	—	—
Purchase of Whakatane Mill(e)	—	(46)	—	—	—
Carter Holt Harvey Pulp & Paper Limited	—	—	—	(5)	(3)
Purchase of goods	(38)	(25)	—	—	—
Rank Group Limited(c)	—	—	—	(41)	(6)
Recharges	(121)	(43)	(16)	—	—
Reynolds Packaging (NZ) Limited	—	—	(1)	—	(1)

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

30.  Related parties (continued)

	Transaction Values
	for the Period			Balances Outstanding
	Ended December 31,			as of December 31,
	2011	2010	2009	2011	2010
	(In $ million)

Dividends paid	—	(39)	—	—	—
Loans receivable
BPC United States Inc.	—	—	—	—	—
Repayments	—	12	—	—	—
Reynolds Consumer Products (NZ) Limited	—	—	—	—	—
Interest income	—	2	1	—	—
Novation of loan	—	1	—	—	—
Repayment of loan	—	61	—	—	—
Reynolds Treasury (NZ) Limited	—	—	—	—	—
Interest income	—	1		—	—
Repayments	—	25	—	—	—
Loans Payable
Beverage Packaging Holdings (Luxembourg) II S.A.(g)	—	—	—	(1,136)	(1,163)
Interest payable	—	—	—	(4)	(4)
Interest expense	(109)	(104)	(110)	—	—
Carter Holt Harvey Limited	—	—	—	—	—
Interest expense	—	—	(4)	—	—
Evergreen Packaging New Zealand Limited	—	—	—	—	—
Interest expense	—	—	(1)	—	—
Reynolds Consumer Products (NZ) Limited	—	—	—	—	—
Interest expense	—	—	(6)	—	—
Reynolds Treasury (NZ) Limited(d)	—	—	—	(23)	—
Loan advanced	(25)	—	—	—	—
Interest expense	(1)	—	(2)	—	—

(a)	The advance due to RGHL accrued interest at a rate based on EURIBOR plus a margin of 2.375%. During the period ended December 31, 2011, interest accrued at rates from 3.38% to 3.93% (2010: 3.01% to 3.32%; 2009: 3.13% to 5.22%). The loan is subordinated to the obligations under the August 2011 Credit Agreement, the August 2011 Senior Secured Notes, the February 2011 Senior Secured Notes, the October 2010 Senior Secured Notes and the 2009 Notes, and is subject to certain other payment restrictions, including in favor of the 2007 Notes under the terms of the inter-creditor arrangements.

(b)	All transactions with joint ventures are settled in cash. Sales of goods and services are negotiated on a cost-plus basis allowing a margin ranging from 3% to 6%. All amounts are unsecured, non-interest bearing and repayable on demand.

(c)	Represents certain costs paid by Rank Group Limited on behalf of the Group that were subsequently recharged to the Group. These costs are primarily related to the Group’s financing and acquisition activities.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

30.  Related parties (continued)

(d)	On August 23, 2011, the Group borrowed the Euro equivalent of $25 million from Reynolds Treasury (NZ) Limited. The loan bears interest at the greater of 2% and the 3 month EURIBOR rate plus 4.875%. The loan is unsecured and the repayment date will be agreed between the parties.

(e)	On May 4, 2010, the Group acquired the Whakatane Mill for a purchase price of $48 million, being the fair value of the net assets at the date purchased, from Carter Holt Harvey Limited (“CHHL”). The consideration paid to the seller of the assets was subject to certain post-closing adjustments relating to the closing net working capital, reimbursable wages and other stub period adjustments. The post-closing adjustments resulted in CHHL owing the Group an amount of $2 million which was paid during the period ended December 31, 2010.

(f)	On April 29, 2010, Blue Ridge Paper Products Inc. sold land and buildings in Richmond to BPC United States Inc. The consideration paid was the net book value of the assets at the date of sale, being $3 million settled at the date of sale.

(g)	Refer to note 25 for further details on the Group’s borrowings with BP II.

31.  Group entities

					Voting
	Reporting	Country of	Ownership Interest (%)		Interest
	Date	Incorporation	2011	2010	(%) 2011

Alusud Argentina S.R.L	Dec-31	Argentina	100	100	100
Graham Packaging Argentina S.A.(a)	Dec-31	Argentina	100	—	100
Graham Packaging San Martin S.A.(a)	Dec-31	Argentina	100	—	100
Lido Plast San Luis S.A.(a)	Dec-31	Argentina	100	—	100
SIG Combibloc Agrentina S.R.L	Dec-31	Argentina	100	100	100
Whakatane Mill Australia Pty Limited	Dec-31	Australia	100	100	100
SIG Austria Holding GmbH	Dec-31	Austria	100	100	100
SIG Combibloc GmbH	Dec-31	Austria	100	100	100
SIG Combibloc GmbH & Co. KG	Dec-31	Austria	100	100	100
Gulf Closures W.L.L.(b)	Dec-31	Bahrain	49	49	49
Graham Packaging Belgium N.V.(a)	Dec-31	Belgium	100	—	100
Graham Packaging Lummen N.V.(a)	Dec-31	Belgium	100	—	100
Closure Systems International (Brazil) Sistemas de Vedacao Ltda.	Dec-31	Brazil	100	100	100
Graham Packaging do Brasil Indústria e Comércio Ltda.(a)	Dec-31	Brazil	100	—	100
Graham Packaging Paraná Ltda.(a)	Dec-31	Brazil	100	—	100
Resin Rio Comercio Ltda.(a)	Dec-31	Brazil	100	—	100
SIG Beverages Brasil Ltda.	Dec-31	Brazil	100	100	100
SIG Combibloc do Brasil Ltda.	Dec-31	Brazil	100	100	100
CSI Latin American Holdings Corporation	Dec-31	British Virgin Islands	100	100	100
Reynolds Consumer Products Bulgaria EOOD	Dec-31	Bulgaria	100	100	100
798795 Ontario Limited(c)	Dec-31	Canada	—	100	—
Closure Systems International (Canada) Limited(c)	Dec-31	Canada	—	100	—
Conference Cup Ltd.(d)	Dec-31	Canada	100	—	100
Dopaco Canada, Inc.(d)	Dec-31	Canada	100	—	100

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

31.  Group entities (continued)

					Voting
	Reporting	Country of	Ownership Interest (%)		Interest
	Date	Incorporation	2011	2010	(%) 2011

Evergreen Packaging Canada Limited	Dec-31	Canada	100	100	100
Garven Incorporated(d)	Dec-31	Canada	100	—	100
Graham Packaging Canada Limited(a)	Dec-31	Canada	100	—	100
Newspring Canada, Inc.(c)	Dec-31	Canada	—	100	—
Pactiv Canada, Inc.(c)	Dec-31	Canada	—	100	—
Pactiv Canada, Inc.(e)	Dec-31	Canada	100	—	100
Reynolds Food Packaging Canada Inc.(c)	Dec-31	Canada	—	100	—
Crystal Insurance Comp. Ltd.	Dec-31	Channel Islands	100	100	100
SIG Asset Holdings Limited	Dec-31	Channel Islands	100	100	100
Alusud Embalajes Chile Ltda.	Dec-31	Chile	100	100	100
SIG Combibloc Chile Limitada	Dec-31	Chile	100	100	100
Closure Systems International (Guangzhou) Limited	Dec-31	China	100	100	100
Closure Systems International (Wuhan) Limited	Dec-31	China	100	100	100
CSI Closures Systems (Hangzhou) Co., Ltd.	Dec-31	China	100	100	100
CSI Closures Systems (Tianjin) Co., Ltd.	Dec-31	China	100	100	100
Dongguan Pactiv Packaging Co., Ltd	Dec-31	China	51	51	51
Evergreen Packaging (Shanghai) Co., Limited	Dec-31	China	100	100	100
Graham Packaging (Guangzhou) Co. Ltd.(a)	Dec-31	China	100	—	100
Graham Packaging Trading (Shanghai) Co. Ltd.(a)	Dec-31	China	100	—	100
Reynolds Metals (Shanghai) Ltd.	Dec-31	China	100	100	100
SIG Combibloc (Suzhou) Co. Ltd.	Dec-31	China	100	100	100
SIG Combibloc Packaging Technology Services (Shanghai) Co. Ltd. (In liquidation)	Dec-31	China	100	100	100
Zhejing Zhongbao Packaging Co., Ltd	Dec-31	China	62.5	62.5	62.5
Alusud Embalajes Colombia Ltda.	Dec-31	Colombia	100	100	100
CSI Closure Systems Manufacturing do Centro America, Sociedad de Responsabilidad Limitada	Dec-31	Costa Rica	100	100	100
SIG Combibloc s.r.o	Dec-31	Czech Republic	100	100	100
Closure Systems International (Egypt) LLC	Dec-31	Egypt	100	100	100
Evergreen Packaging de El Salvador S.A. de C.V.	Dec-31	El Salvador	100	100	100
Graham Packaging Company OY(a)	Dec-31	Finland	100	—	100
Graham Packaging Europe SNC(a)	Dec-31	France	100	—	100
Graham Packaging France S.A.S.(a)	Dec-31	France	100	—	100
Graham Packaging Normandy S.a.r.l.(a)	Dec-31	France	100	—	100
Graham Packaging Villecomtal S.a.r.l.(a)	Dec-31	France	100	—	100
SIG Combibloc S.a.r.l	Dec-31	France	100	100	100
Closure Systems International Deutschland GmbH	Dec-31	Germany	100	100	100
Closure Systems International Holdings (Germany) GmbH	Dec-31	Germany	100	100	100
Omni-Pac Ekco Gmbh Verpackungsmittel	Dec-31	Germany	100	100	100
Omni-Pac Gmbh Verpackungsmittel	Dec-31	Germany	100	100	100

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

31.  Group entities (continued)

					Voting
	Reporting	Country of	Ownership Interest (%)		Interest
	Date	Incorporation	2011	2010	(%) 2011

Pactiv Deutschland Holdinggesellschaft mbH	Dec-31	Germany	100	100	100
Pactiv Forest Products GmbH	Dec-31	Germany	100	100	100
Pactiv Hamburg Holdings GmbH(f)	Dec-31	Germany	—	100	—
SIG Beverages Germany GmbH	Dec-31	Germany	100	100	100
SIG Combibloc GmbH	Dec-31	Germany	100	100	100
SIG Combibloc Holding GmbH	Dec-31	Germany	100	100	100
SIG Combibloc Systems GmbH	Dec-31	Germany	100	100	100
SIG Combibloc Zerspanungstechnik GmbH	Dec-31	Germany	100	100	100
SIG Euro Holding AG & Co. KGaA	Dec-31	Germany	100	100	100
SIG Information Technology GmbH	Dec-31	Germany	100	100	100
SIG International Services GmbH	Dec-31	Germany	100	100	100
SIG Beteiligungs GmbH (formerly SIG Vietnam Beteiligungs GmbH)(g)	Dec-31	Germany	100	100	100
Closure Systems International (Hong Kong) Limited	Dec-31	Hong Kong	100	100	100
Evergreen Packaging (Hong Kong) Limited	Dec-31	Hong Kong	100	100	100
Graham Packaging Asia Limited(a)	Dec-31	Hong Kong	100	—	100
Roots Investment Holding Private Limited(a)	Dec-31	Hong Kong	100	—	100
SIG Combibloc Limited	Dec-31	Hong Kong	100	100	100
Closure Systems International Holdings (Hungary) Kft.(h)	Dec-31	Hungary	—	100	—
CSI Hungary Manufacturing and Trading Limited Liability Company	Dec-31	Hungary	100	100	100
SIG Combibloc Kft.	Dec-31	Hungary	100	100	100
Closure Systems International(I) Private Limited	Mar-31	India	100	100	100
SIG Beverage Machinery and Systems (India) Pvt. Ltd. (in liquidation)	Dec-31	India	100	100	100
PT. Graham Packaging Indonesia(a)	Dec-31	Indonesia	100	—	100
Ha’Lakoach He’Neeman H’Sheeshim Ou’Shenayim Ltd.	Dec-31	Israel	100	100	100
Graham Packaging Company Italia S.r.l.(a)	Dec-31	Italy	100	—	100
SIG Combibloc S.r.l	Dec-31	Italy	100	100	100
S.I.P. S.r.l. Societa Imballaggi Plastici S.r.l. (in liquidation)(a)	Dec-31	Italy	100	—	100
Closure Systems International Holdings (Japan) KK	Dec-31	Japan	100	100	100
Closure Systems International Japan, Limited	Dec-31	Japan	100	100	100
Graham Packaging Japan Godo Kaisha(a)	Dec-31	Japan	100	—	100
Closure Systems International Holdings (Korea), Ltd.	Dec-31	Korea	100	100	100
Evergreen Packaging Korea Limited	Dec-31	Korea	100	100	100
SIG Combibloc Korea Ltd.	Dec-31	Korea	100	100	100

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

31.  Group entities (continued)

					Voting
	Reporting	Country of	Ownership Interest (%)		Interest
	Date	Incorporation	2011	2010	(%) 2011

Beverage Packaging Factoring (Luxembourg) S.à r.l.(i)	Dec-31	Luxembourg	100	—	100
Beverage Packaging Holdings (Luxembourg) III S.à r.l	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) IV S.à r.l.(i)	Dec-31	Luxembourg	100	—	100
Evergreen Packaging (Luxembourg) S.à r.l	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) S.à r.l.(j)	Dec-31	Luxembourg	100	—	100
Graham Packaging European Holdings (Luxembourg) I S.à r.l.(j)	Dec-31	Luxembourg	100	—	100
Reynolds Group Issuer (Luxembourg) S.A.	Dec-31	Luxembourg	100	100	100
SIG Finance (Luxembourg) S.à r.l. (in liquidation)(k)	Dec-31	Luxembourg	—	100	—
Asesores y Consultores Graham, S. de R.L. de C.V.(a)	Dec-31	Mexico	100	—	100
Bienes Industriales del Norte, S.A. de C.V.	Dec-31	Mexico	100	100	100
CSI En Ensenada, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI En Saltillo, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI Tecniservicio, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Evergreen Packaging Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Graham Packaging Plastic Products de Mexico S. de. R.L. de C.V.(a)	Dec-31	Mexico	100	—	100
Grupo Corporativo Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Grupo CSI de México, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Maxpack, S. de R.L. de C.V.(m)	Dec-31	Mexico	—	100	—
Middle America M.A., S.A. de C.V. (in liquidation)	Dec-31	Mexico	100	100	100
Pactiv Foodservice Mexico S. de R.L. de C.V. (formerly Central de Bolsas S. de R.L. de C.V.)(l)	Dec-31	Mexico	100	100	100
Pactiv Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Pactiv North American Holdings, S. de R.L. de C.V. (formerly Pactiv North American Holdings LLC)(u)	Dec-31	Mexico	—	100	—
Reynolds Metals Company de Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Servicio Terrestre Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Graham Packaging, S. de. R.L. de C.V.(a)	Dec-31	Mexico	100	—	100
Servicios Industriales Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Integrales de Operacion, S.A. de C.V.	Dec-31	Mexico	100	100	100
SIG Combibloc México, S.A. de C.V.	Dec-31	Mexico	100	100	100

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

31.  Group entities (continued)

					Voting
	Reporting	Country of	Ownership Interest (%)		Interest
	Date	Incorporation	2011	2010	(%) 2011

SIG Simonazzi México, S.A. de C.V. (in liquidation)	Dec-31	Mexico	100	100	100
Tecnicos de Tapas Innovativas, S.A. de C.V.	Dec-31	Mexico	100	100	100
Closures Systems International Nepal Private Limited	Jul-31	Nepal	76	76	76
Beverage Packaging Holdings (Netherlands) B.V.	Dec-31	Netherlands	100	100	100
Closure Systems International B.V.	Dec-31	Netherlands	100	100	100
Evergreen Packaging International B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Company B.V.(a)	Dec-31	Netherlands	100	—	100
Graham Packaging Holdings B.V.(a)	Dec-31	Netherlands	100	—	100
Graham Packaging Zoetermeer B.V.(a)	Dec-31	Netherlands	100	—	100
Pactiv Europe B.V.	Dec-31	Netherlands	100	100	100
Reynolds Consumer Products International B.V	Dec-31	Netherlands	100	100	100
Reynolds Packaging International B.V	Dec-31	Netherlands	100	100	100
SIG Combibloc B.V.	Dec-31	Netherlands	100	100	100
Whakatane Mill Limited	Dec-31	New Zealand	100	100	100
Envases Panama, S.A.(n)	Dec-31	Panama	—	100	—
Alusud Peru S.A.	Dec-31	Peru	100	100	100
Closure Systems International (Philippines), Inc.	Dec-31	Philippines	100	100	100
Graham Packaging Poland SP. Z.O.O.(a)	Dec-31	Poland	100	—	100
Omni Pac Poland SP. Z.O.O	Dec-31	Poland	100	100	100
SIG Combibloc SP. Z.O.O	Dec-31	Poland	100	100	100
CSI Vostok Limited Liability Company	Dec-31	Russia	100	100	100
OOO SIG Combibloc	Dec-31	Russia	100	100	100
Pactiv Asia Pte Ltd	Dec-31	Singapore	100	100	100
Closure Systems International España, S.L.U	Dec-31	Spain	100	100	100
Closure Systems International Holdings (Spain), S.A.	Dec-31	Spain	100	100	100
Graham Packaging Iberica S.L.(a)	Dec-31	Spain	100	—	100
Reynolds Food Packaging Spain, S.L.U	Dec-31	Spain	100	100	100
SIG Combibloc S.A.	Dec-31	Spain	100	100	100
SIG Combibloc AB	Dec-31	Sweden	100	100	100
SIG allCap AG	Dec-31	Switzerland	100	100	100
SIG Combibloc Procurement AG	Dec-31	Switzerland	100	100	100
SIG Combibloc (Schweiz) AG	Dec-31	Switzerland	100	100	100
SIG Combibloc Group AG	Dec-31	Switzerland	100	100	100
SIG Reinag AG	Dec-31	Switzerland	100	100	100
SIG Schweizerische Industrie-Gesellschaft AG	Dec-31	Switzerland	100	100	100
SIG Technology AG	Dec-31	Switzerland	100	100	100
Evergreen Packaging (Taiwan) Co. Limited	Dec-31	Taiwan	100	100	100
SIG Combibloc Taiwan Ltd.	Dec-31	Taiwan	100	100	100
SIG Combibloc Ltd.	Dec-31	Thailand	100	100	100

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

31.  Group entities (continued)

					Voting
	Reporting	Country of	Ownership Interest (%)		Interest
	Date	Incorporation	2011	2010	(%) 2011

Closure Systems International Plastik Ithalat Ihracat Sanayi Ve Ticaret Limited Sirketi	Dec-31	Turkey	100	100	100
Graham Plastpak Plastik Ambalaj Sanayi A.S.(a)	Dec-31	Turkey	100	—	100
SIG Combibloc Paketleme Ve Ticaret Limited Sirketi	Dec-31	Turkey	100	100	100
Alpha Products (Bristol) Limited	Dec-31	United Kingdom	100	100	100
Closure Systems International (UK) Limited	Dec-31	United Kingdom	100	100	100
Graham Packaging European Services Limited(a)	Dec-31	United Kingdom	100	—	100
Graham Packaging Plastics Limited(a)	Dec-31	United Kingdom	100	—	100
Graham Packaging U.K. Limited(a)	Dec-31	United Kingdom	100	—	100
IVEX Holdings, Ltd.	Dec-31	United Kingdom	100	100	100
J. & W. Baldwin (Holdings) Limited	Dec-31	United Kingdom	100	100	100
Kama Europe Limited	Dec-31	United Kingdom	100	100	100
Omni-Pac U.K. Limited	Dec-31	United Kingdom	100	100	100
Pactiv (Caerphilly) Limited	Dec-31	United Kingdom	100	100	100
Pactiv (Films) Limited	Dec-31	United Kingdom	100	100	100
Pactiv (Stanley) Limited (in liquidation)	Dec-31	United Kingdom	100	100	100
Pactiv Limited (in liquidation)	Dec-31	United Kingdom	100	100	100
Reynolds Consumer Products (UK) Limited	Dec-31	United Kingdom	100	100	100
Reynolds Subco (UK) Limited	Dec-31	United Kingdom	100	100	100
SIG Combibloc Limited	Dec-31	United Kingdom	100	100	100
SIG Holdings (UK) Ltd.	Dec-31	United Kingdom	100	100	100
The Baldwin Group Ltd.	Dec-31	United Kingdom	100	100	100
Baker’s Choice Products, Inc.	Dec-31	U.S.A.	100	100	100
BCP/Graham Holdings L.L.C.(a)	Dec-31	U.S.A.	100	—	100
Blue Ridge Holding Corp.	Dec-31	U.S.A.	100	100	100
Blue Ridge Paper Products Inc.	Dec-31	U.S.A.	100	100	100
BRPP, LLC	Dec-31	U.S.A.	100	100	100
Bucephalas Acquisition Corp.(o)	Dec-31	U.S.A.	—	—	—
Closure Systems International Americas, Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Holdings Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Packaging Machinery Inc. (formerly Reynolds Packaging Machinery Inc.)(z)	Dec-31	U.S.A.	100	100	100
Closure Systems Mexico Holdings LLC	Dec-31	U.S.A.	100	100	100
Coast-Packaging Company (California General Partnership)(b)	Dec-31	U.S.A.	50	50	50
CSI Mexico LLC	Dec-31	U.S.A.	100	100	100
CSI Sales & Technical Services Inc.	Dec-31	U.S.A.	100	100	100
Dopaco, Inc.(p)	Dec-31	U.S.A.	100	—	100
Evergreen Packaging Inc.	Dec-31	U.S.A.	100	100	100
Evergreen Packaging International (US) Inc.	Dec-31	U.S.A.	100	100	100

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

31.  Group entities (continued)

					Voting
	Reporting	Country of	Ownership Interest (%)		Interest
	Date	Incorporation	2011	2010	(%) 2011

Evergreen Packaging USA Inc.	Dec-31	U.S.A.	100	100	100
GPACSUB LLC(a)	Dec-31	U.S.A.	100	—	100
GPC Capital Corp. I(a)	Dec-31	U.S.A.	100	—	100
GPC Capital Corp. II(a)	Dec-31	U.S.A.	100	—	100
GPC Holdings LLC(a)	Dec-31	U.S.A.	100	—	100
GPC Merger LLC(a)(q)	Dec-31	U.S.A.	—	—	—
GPC Opco GP LLC(a)	Dec-31	U.S.A.	100	—	100
GPC Sub GP LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Acquisition Corporation(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Comerc USA LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Company Europe LLC(r)	Dec-31	U.S.A.	100	—	100
Graham Packaging Company Inc.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Company L.P.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Controllers USA LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging France Partners(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging GP Acquisition LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Holdings Company(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging International Plastics Products Inc.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Latin America LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging LC, L.P.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Leasing USA LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging LP Acquisition LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Minster LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging PET Technologies Inc.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Plastic Products Inc.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Poland L.P.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging PX Company(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging PX Holding Corporation(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging PX, LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Regioplast STS Inc.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Technological Specialties LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging West Jordan, LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Recycling Company L.P.(a)	Dec-31	U.S.A.	100	—	100
Newspring Industrial Corp.	Dec-31	U.S.A.	100	100	100
Pactiv Germany Holdings Inc.	Dec-31	U.S.A.	100	100	100
Pactiv International Holdings Inc.	Dec-31	U.S.A.	100	100	100
Pactiv LLC (formerly Pactiv Corporation)(s)	Dec-31	U.S.A.	100	100	100
Pactiv Factoring LLC	Dec-31	U.S.A.	100	100	100
Pactiv Management Company LLC	Dec-31	U.S.A.	100	100	100
Pactiv NA II LLC(t)	Dec-31	U.S.A.	100	100	100

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

31.  Group entities (continued)

					Voting
	Reporting	Country of	Ownership Interest (%)		Interest
	Date	Incorporation	2011	2010	(%) 2011

Pactiv Retirement Administration LLC	Dec-31	U.S.A.	100	100	100
Pactiv RSA LLC	Dec-31	U.S.A.	100	100	100
PCA West Inc.	Dec-31	U.S.A.	100	100	100
Prairie Packaging, Inc.	Dec-31	U.S.A.	100	100	100
PWP Holdings, Inc.	Dec-31	U.S.A.	100	100	100
PWP Industries, Inc.	Dec-31	U.S.A.	100	100	100
RenPac Holdings Inc.(v)	Dec-31	U.S.A.	100	—	100
Reynolds Consumer Products Holdings LLC (formerly Reynolds Consumer Products Holdings Inc.)(w)	Dec-31	U.S.A.	100	100	100
Reynolds Consumer Products, Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Flexible Packaging Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Foil Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Food Packaging LLC	Dec-31	U.S.A.	100	100	100
Reynolds Group Holdings Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer LLC	Dec-31	U.S.A.	100	100	100
Reynolds Manufacturing, Inc.(x)	Dec-31	U.S.A.	100	—	100
Reynolds Packaging Holdings LLC (formerly Reynolds Packaging Inc.)(y)	Dec-31	U.S.A.	100	100	100
Reynolds Packaging Kama Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Packaging LLC	Dec-31	U.S.A.	100	100	100
Reynolds Services Inc.	Dec-31	U.S.A.	100	100	100
RGHL US Escrow II Inc.(aa)	Dec-31	U.S.A.	—	—	—
RGHL US Escrow II LLC(cc)	Dec-31	U.S.A.	—	—	—
RGHL US Escrow Holdings II Inc.(bb)	Dec-31	U.S.A.	—	—	—
SIG Combibloc Inc.	Dec-31	U.S.A.	100	100	100
SIG Holding USA LLC (formerly SIG Holding USA, Inc.)(dd)	Dec-31	U.S.A.	100	100	100
Southern Plastics, Inc.	Dec-31	U.S.A.	100	100	100
The Corinth and Counce Railroad Company(ee)	Dec-31	U.S.A.	—	100	—
Ultra Pac, Inc.	Dec-31	U.S.A.	100	100	100
Union Packaging LLC(p)(ff)	Dec-31	U.S.A.	—	—	—
Alusud Venezuela S.A.	Dec-31	Venezuela	100	100	100
Graham Packaging Plasticos de Venezuela C.A.(a)	Dec-31	Venezuela	100	—	100
SIG Vietnam Ltd.	Dec-31	Vietnam	100	100	100

(a)	Acquired as part of the Graham Packaging Acquisition on September 8, 2011.

(b)	The Group has control as it has the power to govern the financial and operating policies of the entity.

(c)	Amalgamated into a “new” Pactiv Canada Inc. on July 1, 2011.

(d)	Acquired as part of the Dopaco Acquisition on May 2, 2011 by Reynolds Food Packaging Canada Inc.

(e)	Incorporated on July 1, 2011.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

31.  Group entities (continued)

(f)	Merged with SIG Beteiligungs GmbH on September 15, 2011.

(g)	Changed name to SIG Beteiligungs GmbH on September 15, 2011.

(h)	Merged into CSI Hungary Manufacturing and Trading Limited Liability Company on December 31, 2011.

(i)	Incorporated on December 21, 2011.

(j)	Incorporated on December 20, 2011.

(k)	Liquidation was concluded on January 18, 2011 and the company subsequently deregistered.

(l)	Changed name to Pactiv Foodservice Mexico, S. de R.L. de C.V. on September 27, 2011.

(m)	Merged into Pactiv Foodservice Mexico, S. de R.L. de C.V. on December 31, 2011.

(n)	Dissolved on February 11, 2011.

(o)	Incorporated on June 13, 2011, and subsequently merged into Graham Packaging Company Inc. on September 8, 2011.

(p)	Acquired as part of the Dopaco Acquisition on May 2, 2011 by Pactiv Corporation, now Pactiv LLC.

(q)	Merged into Graham Packaging Holdings Company on September 12, 2011.

(r)	Incorporated on December 13, 2011.

(s)	Converted to a Delaware limited liability company on December 31, 2011 becoming Pactiv LLC.

(t)	Incorporated on February 8, 2011.

(u)	Redomiciled from U.S.A. to Mexico and transformed to a Mexican company as a “S. de R.L. de C.V.”, following which Pactiv North American Holdings, S. de R.L. de C.V. and Central de Bolsas, S. de R.L. de C.V. merged, with the latter being the surviving entity. The merger was effective March 29, 2011.

(v)	Incorporated on September 29, 2011.

(w)	Converted to a Delaware limited liability company on December 31, 2011 becoming Reynolds Consumer Products Holdings LLC.

(x)	Incorporated on September 14, 2011.

(y)	Converted to a Delaware limited liability company on December 31, 2011 becoming Reynolds Packaging Holdings LLC.

(z)	Changed name to Closure Systems International Packaging Machinery Inc. on March 2, 2011.

(aa)	Incorporated on July 7, 2011 and subsequently merged into Reynolds Group Issuer Inc. on September 8, 2011.

(bb)	Incorporated on July 7, 2011 and subsequently merged into Reynolds Group Holdings Inc. on September 8, 2011.

(cc)	Incorporated on July 7, 2011 and subsequently merged into Reynolds Group Issuer LLC on September 8, 2011.

(dd)	Converted to a Delaware limited liability company on December 31, 2011 becoming SIG Holding USA, LLC.

(ee)	Dissolved on December 6, 2011.

(ff)	Sold on May 18, 2011.

32.  Business combinations under common control

On May 4, 2010, the Group acquired the business operations of Evergreen from subsidiaries of Rank Group Limited. At the time of this transaction, both the Group and Evergreen were ultimately 100% owned by

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

32.  Business combinations under common control (continued)

Mr. Graeme Hart. The original acquisitions of the Evergreen businesses were completed between January 31, 2007 and August 1, 2007.

On September 1, 2010, the Group acquired the operations of the Reynolds foodservice packaging businesses from subsidiaries of Reynolds (NZ) Limited (“Reynolds (NZ)”). At the time of this transaction, both the Group and Reynolds (NZ) were ultimately 100% owned by Mr. Graeme Hart. The original acquisition of the Reynolds foodservice packaging businesses was completed on February 29, 2008.

The following table shows the effect of the legal consummation of the acquisitions of Evergreen and the Reynolds foodservice packaging business as of their respective dates of acquisition by the Group:

		Reynolds
		foodservice
	Evergreen	packaging	Total
	(In $ million)

Total consideration*	1,612	342	1,954
Net book value of share capital of the acquired businesses	(713)	(193)	(906)

Difference between total consideration and net book value of share capital of acquired businesses**	899	149	1,048

On November 5, 2009, the Group acquired the business operations of the Closures segment and the Reynolds consumer products business from subsidiaries of Reynolds (NZ). At the time of this transaction, both the Group and Reynolds (NZ) were ultimately 100% owned by Mr. Graeme Hart. The original acquisition of the Closures segment and the Reynolds consumer products business by subsidiaries of Reynolds (NZ) was substantially completed on February 29, 2008. As of November 5, 2009, the effect of the legal consummation of the acquisition was as follows:

		Reynolds
		consumer
	Closures	products	Total
	(In $ million)

Total consideration*	708	984	1,692
Net book value of share capital of the acquired businesses	(467)	(641)	(1,108)

Difference between total consideration and net book value of share capital of the acquired businesses**	241	343	584

*	The Group has accounted for the acquisitions under the principles of common control. As a result, the cash acquired as part of the acquisitions is already included in the Group’s cash balance and does not form part of the net cash outflow. Further, the results of operations of the businesses acquired are included in the statements of comprehensive income from January 31, 2007 for Evergreen, and from February 29, 2008 for the Closures, Reynolds consumer products, and Reynolds foodservice packaging businesses.

**	In accordance with the Group’s accounting policy for acquisitions under common control, the difference between the share capital of the acquired businesses and the consideration paid (which represented the fair value) has been recognized directly in equity as part of other reserves. Differences in the consideration paid at the date of the legal acquisition by the Group of these businesses and those amounts paid when originally acquired by entities under the common control of the ultimate shareholder reflect changes in the relative fair value. The changes in fair value of the net assets acquired plus debt issued from the original purchase price relate to indebtedness assumed as well as changes in the underlying value of the equity of the business. The change in the underlying value of the business relates to the realization of the cost savings initiatives and operational synergies combined with improvements in industry and general market conditions.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

33.  Business combinations

Graham Packaging

On September 8, 2011, the Group acquired 100% of the outstanding shares of Graham Packaging Company Inc. (“Graham Packaging”) and units of Graham Packaging Holdings, L.P. for an aggregate purchase price of $1,797 million. The consideration was paid in cash. There is no contingent consideration payable.

Graham Packaging is a leading global supplier of value-added rigid plastic containers for the food, specialty beverage and consumer products markets.

Funding for the purchase of the shares, the repayment of $1,935 million of certain existing indebtedness of Graham Packaging and associated transaction costs was provided through the combination of the $1,500 million principal amount of the August 2011 Senior Secured Notes, a portion of the $1,000 million principal amount of the August 2011 Senior Notes, the $2,000 million principal amount of the August 2011 Credit Agreement and available cash.

The following table provides a summary of the provisional values allocated to assets, liabilities and contingent liabilities as of the date of acquisition:

			Provisional values as of
	Provisional values	Measurement period	December 31,
	recognized on September 8, 2011(a)	adjustments(b)	2011(c)
	(In $ million)

Cash and cash equivalents	146	—	146
Trade and other receivables*	338	—	338
Inventories	300	—	300
Current tax assets*	3	1	4
Assets held for sale*	7	—	7
Investments in associates and joint ventures	1	—	1
Deferred tax assets*	7	1	8
Property, plant and equipment*	1,438	(37)	1,401
Intangible assets (excluding goodwill)*	1,679	695	2,374
Derivative assets	9	—	9
Other current and non-current assets*	19	—	19
Trade and other payables*	(694)	1	(693)
Current tax liabilities*	(10)	(33)	(43)
Borrowings	(2,852)	—	(2,852)
Deferred tax liabilities*	(405)	(183)	(588)
Provisions and employee benefits*	(201)	2	(199)

Net liabilities acquired	(215)	447	232

Goodwill on acquisition*	2,012	(447)	1,565

Net assets acquired	1,797	—	1,797

Consideration paid in cash	1,797	—	1,797
Net cash acquired	(146)	—	(146)

Net cash outflow	1,651	—	1,651

*	Value determined on a provisional basis.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

33.  Business combinations (continued)

(a)	Represents the preliminary values of assets, liabilities and contingent liabilities recognized on the acquisition date based on estimated fair values.

(b)	The measurement period adjustments predominantly relate to changes in the fair values of separately identifiable intangible assets. Other measurement period adjustments have arisen from changes in the estimated fair values of property, plant and equipment as the Group continues to revise the valuations of these assets with the third party valuation firms. The changes in fair values of the separately identifiable intangible assets and property, plant and equipment resulted in a net increase in deferred tax liabilities. The depreciation and amortization impact of these provisional changes to fair values was recorded during the period ended December 31, 2011.

(c)	Represents the provisional allocation of the purchase price as December 31, 2011. Management is in the process of reviewing and finalizing balances. In respect of the preliminary valuations of property, plant and equipment and intangible assets (excluding goodwill), management, with the assistance of third party valuation firms, is in the process of reviewing the preliminary valuation reports for these assets. In respect of the other account balances that continue to be recognized on a provisional basis, management continues to review underlying reconciliations and supporting data in respect of certain components of these account balances. The finalization of these provisional purchase accounting allocations will have implications on the measurement of deferred tax assets and liabilities. Management expects to finalize the purchase price allocations by September 8, 2012.

(d)	In connection with the acquisition of the Graham Packaging Group, amounts under an existing income tax receivable agreement with certain pre-IPO shareholders became due and payable. Such amounts which were settled after the date of acquisition are reflected in the statement of cash flows as a financing activity.

In undertaking the Group’s preliminary evaluation of the allocation of the purchase price, management has taken into consideration a number of market participant factors such as the historical margins achieved by the acquired operations, the contractual terms of certain agreements and in certain more complex areas sought the assistance of third party professionals who have an appropriate level of understanding of market based valuation techniques. These factors will continue to be refined and revised as necessary as management continues to finalize its preliminary fair value assessment.

Acquisition costs of $24 million are included in other expenses in the statement of comprehensive income for the period ended December 31, 2011.

The provisional fair value of trade receivables is $319 million. The gross contractual amount of trade receivables is $321 million, of which $2 million is expected to be uncollectible.

The provisional goodwill of $1,565 million recognized on the acquisition is mainly attributable to the skills of the acquired work force and the synergies expected to be achieved from combining Graham Packaging into the Group. The procurement synergies will result primarily from leveraging raw material purchasing and sharing best practices across the Group. The operational synergies will result primarily from a more efficient plant footprint and sharing of manufacturing best practices across the Group. Goodwill of $411 million is expected to be deductible for income tax purposes.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

33.  Business combinations (continued)

As part of its preliminary assessment of the purchase price accounting for the Graham Packaging Acquisition, management has identified on a provisional basis the following significant identifiable intangible assets and assessed their preliminary fair value and estimated useful life:

		Estimated
Types of Identifiable Intangible Assets	Fair Value	Useful Life
	(in $ million)

Trade names	250	Indefinite
Customer relationships	1,574	18 to 22 years
Technology	547	10 to 15 years
Land use rights	3	43 years

	2,374

Trade name

The Graham Packaging trade name has been valued as a business to business trade name with an indefinite life.

Customer relationships

Graham Packaging’s operations are characterized by contractual arrangements with customers for the supply of finished packaging products. The separately identifiable intangible asset reflects the estimated value that is attributable to the existing contractual arrangements and the value that is expected from the ongoing relationships beyond the existing contractual periods. The preliminary assessment of the average estimated useful life is 18 to 22 years.

Technology

Graham Packaging’s operations include certain proprietary knowledge and processes that have been internally developed. The business operates in product categories where customers and end-users value the technology and innovation that Graham Packaging’s custom plastic containers offer as an alternative to traditional packaging materials. The preliminary assessment of the useful lives are between 10 and 15 years.

Prior to the acquisition, Graham Packaging reported its results under US GAAP. Accordingly, it is not practical to illustrate the provisional impact that the preliminary fair value adjustments had on the historical acquisition date values of assets and liabilities.

Graham Packaging contributed revenues of $967 million, a loss after income tax of $64 million, EBITDA of $105 million and Adjusted EBITDA of $156 million to the Group for the period from September 8, 2011 to December 31, 2011. If the acquisition had occurred on January 1, 2011, management estimates that Graham Packaging would have contributed on a pro forma basis additional revenue of $2,130 million, a loss after income tax of $277 million, EBITDA of $43 million and Adjusted EBITDA of $388 million. These amounts are immaterial.

Dopaco

On May 2, 2011, the Group acquired 100% of the outstanding shares of Dopaco Inc. and Dopaco Canada Inc. (collectively “Dopaco”) for an aggregate purchase price of $395 million, including a $3 million working capital adjustment which was settled in October 2011 (the “Dopaco Acquisition”). The consideration was paid in cash. There is no contingent consideration payable. Funding for the purchase consideration was provided through existing cash.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

33.  Business combinations (continued)

Dopaco is a manufacturer of paper cups and folding cartons for the quick-service restaurant and foodservice industries in the United States and Canada. The new product lines complement and enhance the Group’s existing product lines, allowing it to offer a broader product range and additional customer relationships. Dopaco is included in the Group’s Pactiv Foodservice segment.

The Group finalized the allocation of the purchase price and has reflected this as of the date of acquisition. In undertaking the Group’s evaluation of the purchase price as of date of acquisition, management has taken into consideration a number of market participant factors such as historical margins achieved by the acquired operations, the contractual terms of certain agreements and in certain more complex areas sought the assistance of third party professionals who have an appropriate level of understanding of market based valuation technique. The following table presents the preliminary values previously reported as of May 2, 2011, and any adjustments made to those values:

	Provisional Values
	Recognized on May 2,	Measurement Period	Final Purchase Price
	2011(a)	Adjustments(b)	Allocation
	(In $ million)

Cash and cash equivalents	3	—	3
Trade and other receivables	33	—	33
Assets held for sale	3	—	3
Deferred tax assets	4	—	4
Inventories	58	1	59
Property, plant and equipment	152	(28)	124
Intangible assets (excluding goodwill)	16	72	88
Other current and non-current assets	5	1	6
Bank overdrafts	(5)	—	(5)
Trade and other payables	(20)	(4)	(24)
Deferred tax liabilities	(32)	(8)	(40)
Provisions and employee benefits	(24)	(2)	(26)

Net assets acquired	193	32	225
Goodwill on acquisition	205	(35)	170

Net assets acquired	398	(3)	395

Consideration paid in cash	398	(3)	395
Bank overdraft acquired	2	—	2

Net cash outflow	400	(3)	397

(a)	Represents the preliminary values of assets, liabilities and contingent liabilities recognized on the acquisition date based on estimated fair values.

(b)	The measurement period adjustments predominantly relate to finalizing the values of property, plant and equipment and identifiable intangible assets and the associated deferred taxes thereon. Other measurement period adjustments have arisen from the finalization of reviews of the balance sheet reconciliations as of the date of acquisition. The depreciation and amortization impact from these provisional changes to fair values had been recognized during the period ended December 31, 2011.

Acquisition-related costs of $6 million are included in other expenses in the statement of comprehensive income for the period ended December 31, 2011.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

33.  Business combinations (continued)

The preliminary values attributed to the separately identifiable intangible assets were established shortly after the date of acquisition in May 2011 through the assistance of an external third party valuer. Subsequent to this assessment the Group has verified the reasonableness of all key assumptions including royalty rate, growth rates, business mix and discount rate. This review process involved feedback and further input from a wide range of senior executives which has enabled the Group to further refine the initial assumptions as of the date of acquisition. As a result management has revised and finalized the values initially established for the separately identifiable intangible assets as of the date of acquisition. The significant identifiable intangible assets and their fair values and estimated useful lives are as follows:

		Estimated
Types of Identifiable Intangible Assets	Fair Value	Useful Life
	(In $ million)

Customer relationships	77	9 to 14 years
Trade names	6	5 years
Patents	4	10 years
Emission reduction credit	1	Indefinite

	88

Customer relationships

Customer relationships represent the value attributable to purchased long-standing business relationships which have been cultivated over the years with customers.

Trade name

The Dopaco trade name is a business to business trade name under which the products are sold. The preliminary value of the trade name is being amortized over 5 years as it is a defensible intangible asset.

The goodwill recognized on the acquisition is attributable mainly to the skill of the acquired business’ work force and the synergies expected to be achieved from integrating Dopaco into the Group. None of the goodwill recognized is expected to be deductible for income tax purposes.

Dopaco contributed revenues of $331 million, profit after income tax of $7 million, EBITDA of $28 million and Adjusted EBITDA of $45 million to the Group for the period from May 2, 2011 to December 31, 2011. If the acquisition had occurred on January 1, 2011, the Group estimates that Dopaco would have contributed on a pro forma basis additional revenue of $153 million, profit after tax of $5 million, EBITDA of $14 million and Adjusted EBITDA of $17 million. These amounts are unaudited.

Pactiv Corporation

On November 16, 2010, the Group acquired 100% of the outstanding common stock of Pactiv Corporation (“Pactiv”) for a purchase price of $4,452 million (the “Pactiv Acquisition”). The consideration was paid in cash. There is no contingent consideration payable. Funding for the purchase consideration and the refinancing of certain borrowings that were acquired was provided through a combination of additional borrowings, additional equity and existing cash.

Pactiv is a leading manufacturer of consumer and foodservice packaging products in the United States. The acquisition of Pactiv brought together two consumer and foodservice packaging platforms. The combination increased the Group’s product, geographic and customer diversification and created an extensive and diverse distribution network. The products of the Group and Pactiv are complementary, providing the combined Group with opportunities to generate incremental revenue through cross-selling and category

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

33.  Business combinations (continued)

expansion. The Group expects to realize cost savings and operational synergies by consolidating facilities, eliminating duplicative operations, improving supply chain management and achieving other efficiencies.

This acquisition had the following effect on the Group’s assets and liabilities at the acquisition date:

Recognized values
on acquisition
(In $ million)

Cash and cash equivalents, net of bank overdrafts	91
Trade and other receivables	472
Current tax assets	49
Deferred tax assets	27
Inventories	547
Property, plant and equipment	1,429
Intangible assets (excluding goodwill)	2,715
Other current and non-current assets	60
Trade and other payables	(418)
Borrowings	(1,485)
Deferred tax liabilities	(877)
Provisions and employee benefits	(1,071)

Net assets acquired	1,539
Non-controlling interests	(18)
Goodwill on acquisition	2,931

Net assets acquired	4,452

Consideration paid in cash	4,452
Net cash acquired	(91)

Net cash flow	4,361

Acquisition-related costs of $10 million are included in other expenses in the statement of comprehensive income for the period ended December 31, 2010.

The Group identified and measured the property, plant and equipment and separately identifiable intangible assets (excluding goodwill) of $1,429 million and $2,715 million, respectively, with the assistance of a third party valuer.

The fair value of trade receivables is $472 million. The gross contractual amount of trade receivables due at acquisition was $517 million, of which $45 million was expected to be uncollectible.

The goodwill of $2,931 million recognized on the acquisition is mainly attributable to the skills of the acquired work force and the synergies expected to be achieved from combining Pactiv into the Group. The synergies largely relate to benefits from (a) large scale efficiencies in integration of sales, marketing and administration functions, information technology resources, and leveraging lean production capabilities across facilities, (b) eight to nine plant closures, (c) “one face” customer servicing organization, (d) streamlining warehouse and logistics, and (e) centralizing procurement. Except for $514 million, the goodwill recognized is not deductible for income tax purposes.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

33.  Business combinations (continued)

The significant identifiable intangible assets and their fair values and estimated useful lives are as follows:

		Estimated
Types of Identifiable Intangible Assets	Fair Value	Useful Life
	(in $ million)

Trade names – indefinite life	1,075	Indefinite
Trade names – definite life	39	5 years
Customer relationships	1,321	20 years
Technology	188	7.5 years
Permits	88	Indefinite
Favorable leasehold	4	3 to 8 years

	2,715

Trade names

The Pactiv Foodservice trade name has been valued as a business to business trade name with an indefinite life. The Hefty trade name has been valued as a consumer trade name with an indefinite life. The Pactiv trade name used in the consumer products business has been valued as a business to business trade name with a five year useful life.

Customer and distributor relationships

Pactiv’s operations are characterized by arrangements with customers and distributors for the supply of finished packaging products. The separately identifiable intangible assets reflect the estimated value that is attributable to the existing arrangements and the value that is expected from the on-going relationship.

Technology

Pactiv’s operations include certain proprietary knowledge and processes that have been developed internally. The business operates in product categories where customers and end-users value the technology and innovation that Pactiv’s custom packaging products offer as an alternative to traditional packaging materials.

Permits

Manufacturers that emit pollutants or use hazardous materials are required to meet various federal and state regulatory requirements and obtain the necessary operating permits. Pactiv has obtained numerous operating permits for its plants over the years. As regulatory requirements have evolved, several of its existing permits have been grandfathered and would be very costly, or even impossible, to obtain today.

The operating results of Pactiv’s consumer products and foodservice packaging businesses have been combined with the operating results of the Group’s Reynolds Consumer Products and Pactiv Foodservice segments, respectively, since the consummation of the Pactiv Acquisition. As the products and systems of these businesses are now integrated within each related segment, other than revenue, we are unable to quantify the results of the acquired businesses on a stand-alone basis for the year ended December 31, 2011. For the period from January 1, 2011 to November 16, 2011, legacy Pactiv product revenue was $3,494 million. For the period ended December 31, 2010, Pactiv’s revenue, profit from operating activities, EBITDA and Adjusted EBITDA were $3,679 million, $254 million, $465 million and $656 million, respectively. These amounts provided on a pro forma basis are unaudited and include IFRS adjustments and therefore will not agree to historically reported Pactiv results as Pactiv reported its results under U.S. GAAP.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

33.  Business combinations (continued)

Closure Systems International Americas, Inc.

On February 1, 2010, the Group purchased 100% of the issued capital of Obrist Americas, Inc., a U.S. manufacturer of plastic non-dispensing screw closures for carbonated soft drinks and water containers. Total consideration for the acquisition was $36 million and was paid in cash. The acquired company was subsequently renamed Closure Systems International Americas, Inc. (“CSI Americas”).

This acquisition had the following effect on the Group’s assets and liabilities at the acquisition date:

Recognized values
on acquisition
(In $ million)

Cash and cash equivalents	11
Trade and other receivables	3
Inventories	10
Deferred tax assets	11
Property, plant and equipment	14
Intangible assets (excluding goodwill)	4
Trade and other payables	(7)

Net assets acquired	46
Difference between net assets acquired and consideration paid	(10)

Consideration paid, settled in cash	36
Cash acquired	(11)

Net cash outflow	25

The acquisition of CSI Americas contributed revenue of $52 million and a net profit of $3 million to the Group for the period ended December 31, 2010. If the purchase had occurred on January 1, 2010, management estimates that CSI Americas would have contributed additional revenue of $4 million, additional EBITDA of $3 million and additional profit after tax of $1 million.

34.  Operating leases

Leases as lessee

Non-cancellable operating lease rentals are payable as follows:

	As of December 31,
	2011	2010
	(In $ million)

Less than one year	111	69
Between 1 and 5 years	247	146
More than 5 years	83	79

Total	441	294

During the period ended December 31, 2011, $107 million was recognized as an expense in the statement of comprehensive income as a component of the profit or loss in respect of operating leases (2010: $51 million; 2009: $50 million).

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

34.  Operating leases (continued)

Leases as lessor

The SIG Combibloc segment leases to customers filling machines under operating leases. The future minimum lease payments under non-cancellable leases are as follows:

	As of December 31,
	2011	2010
	(In $ million)

Less than one year	12	13
Between 1 and 5 years	27	31
More than 5 years	2	3

Total	41	47

During the period ended December 31, 2011 $15 million was recognized as revenue in the statement of comprehensive income (2010: $21 million; 2009: $17 million).

35.  Capital commitments

As of December 31, 2011, the Group had entered into contracts to incur capital expenditure of $106 million (2010: $95 million) for the acquisition of property, plant and equipment. These commitments are expected to be settled in the following financial year.

36.  Contingencies

	As of December 31,
	2011	2010
	(In $ million)

Contingent liabilities	19	31

The contingent liabilities primarily arise from the guarantees given to banks granting credit facilities to the Group’s joint venture company SIG Combibloc Obeikan Company Limited, in Riyadh, Kingdom of Saudi Arabia.

Litigation and legal proceedings

In addition to the amounts recognized as a provision in note 27, the Group has contingent liabilities related to other litigation and legal proceedings. The Group has determined that the possibility of a material outflow related to these contingent liabilities is remote.

Security and guarantee arrangements

Certain members of the Group have entered into guarantee and security arrangements in respect of the Group’s indebtedness as described in note 25.

37.  Subsequent events

Financing Transactions

On February 15, 2012, the Group issued $1,250 million principal amount of 9.875% senior notes due 2019 (the “February 2012 Notes”). Interest on the February 2012 Notes is paid semi-annually on February 15 and August 15 of each year, commencing August 15, 2012. All of the guarantors of the August 2011 Credit Agreement have guaranteed the obligations under the February 2012 Notes to the extent permitted by law.

Beverage Packaging Holdings (Luxembourg) I S.A.

Notes to the financial statements (Continued)

37.  Subsequent events (continued)

The net proceeds from the February 2012 Notes were used to redeem and discharge the $14 million outstanding aggregate principal amount of the Graham Packaging 2017 Notes, the $19 million outstanding aggregate principal amount of the Graham Packaging 2018 Notes, the $355 million outstanding aggregate principal amount of the Graham Packaging 2014 Notes and the $249 million outstanding aggregate principal amount of the Pactiv 2012 Notes. The remaining net proceeds from the February 2012 Notes will be used for general corporate purposes.

On March 20, 2012, Graham Packaging Holdings Company and certain of its subsidiaries organized in the United States guaranteed the February 2012 Notes, the Notes, the 2007 Notes and the August 2011 Credit Agreement and provided collateral security for the Secured Notes and the August 2011 Credit Agreement.

Following the guarantee of the August 2011 Credit Agreement by Graham Packaging Holdings Company and certain of its subsidiaries as described above, the requirement to make additional principal amortization payments of $50 million per quarter under the August 2011 Credit Agreement terminated.

Other

In January 2012, the Group sold the Pactiv Foodservice laminating operations in Louisville, Kentucky. Cash proceeds from the sale were $80 million (subject to customary post-closing working capital adjustments) resulting in an estimated gain on sale of $66 million.

Other than the items disclosed above, there have been no events subsequent to December 31, 2011, which would require accrual or disclosure in these financial statements.

Beverage Packaging Holdings Group

Financial statements for the period ended

December 31, 2011

Report of Independent Registered Public Accounting Firm

To the Shareholder and Boards of Directors of Beverage Packaging Holdings (Luxembourg) I S.A. and Beverage Packaging Holdings (Luxembourg) II S.A.:

In our opinion, the accompanying statements of financial position and the related statements of comprehensive income, statements of changes in equity and statements of cash flows present fairly, in all material respects, the financial position of Beverage Packaging Holdings Group and its subsidiaries (the “Group”) at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Chicago, Illinois
March 28, 2012

Beverage Packaging Holdings Group

Statements of comprehensive income

		For the period ended December 31,
	Note	2011	2010	2009
		(In $ million)

Revenue	7	11,789	6,774	5,910
Cost of sales	*	(9,725)	(5,524)	(4,691)

Gross profit		2,064	1,250	1,219
Other income	8	87	102	201
Selling, marketing and distribution expenses	*	(347)	(231)	(211)
General and administration expenses	*	(626)	(388)	(366)
Other expenses	10	(268)	(80)	(96)
Share of profit of associates and joint ventures, net of income tax	23	17	18	11

Profit from operating activities		927	671	758

Financial income	12	6	52	9
Financial expenses	12	(1,420)	(750)	(496)

Net financial expenses		(1,414)	(698)	(487)

Income (loss) before income tax		(487)	(27)	271
Income tax benefit (expense)	13	60	(75)	(148)

Profit (loss) for the period		(427)	(102)	123

Other comprehensive income (loss) for the period, net of income tax
Cash flow hedges		—	—	12
Exchange differences on translating foreign operations		(22)	227	71
Transfers from foreign currency translation reserve to profit and loss		—	49	—

Total other comprehensive income (loss) for the period, net of income tax	14	(22)	276	83

Total comprehensive income (loss) for the period		(449)	174	206

Profit (loss) attributable to:
Equity holder of the Group		(429)	(102)	123
Non-controlling interests		2	—	—

		(427)	(102)	123

Total other comprehensive income (loss) attributable to:
Equity holder of the Group		(21)	277	83
Non-controlling interests		(1)	(1)	—

		(22)	276	83

*	For information on expenses by nature, refer to notes 9, 11, 16, 18, 19, 22, and 34.

The statements of comprehensive income should be read in conjunction with the notes to the financial statements.

Beverage Packaging Holdings Group

Statements of financial position

		As of December 31,
	Note	2011	2010
		(In $ million)

Assets
Cash and cash equivalents	15	597	663
Trade and other receivables	16	1,501	1,145
Inventories	18	1,773	1,281
Current tax assets	21	39	109
Assets held for sale	17	70	18
Derivatives	29	1	12
Other assets		68	62

Total current assets		4,049	3,290

Non-current receivables	16	50	47
Investments in associates and joint ventures	23	119	110
Deferred tax assets	21	27	23
Property, plant and equipment	19	4,535	3,266
Investment properties	20	29	68
Intangible assets	22	12,531	8,748
Derivatives	29	122	87
Other assets		150	75

Total non-current assets		17,563	12,424

Total assets		21,612	15,714

Liabilities
Bank overdrafts		3	12
Trade and other payables	24	1,747	1,236
Liabilities directly associated with assets held for sale	17	20	—
Borrowings	25	520	140
Current tax liabilities	21	160	145
Derivatives	29	16	1
Employee benefits	26	227	195
Provisions	27	98	74

Total current liabilities		2,791	1,803

Non-current payables	24	33	9
Borrowings	25	16,641	11,717
Deferred tax liabilities	21	1,539	1,130
Employee benefits	26	934	971
Provisions	27	127	86

Total non-current liabilities		19,274	13,913

Total liabilities		22,065	15,716

Net liabilities		(453)	(2)

Equity (deficit)
Share capital	28	1,417	1,417
Reserves	28	(1,252)	(1,231)
Accumulated losses		(640)	(211)

Equity (deficit) attributable to equity holder of the Group		(475)	(25)
Non-controlling interests		22	23

Total equity (deficit)		(453)	(2)

The statements of financial position should be read in conjunction with the notes to the financial statements.

Beverage Packaging Holdings Group

Statements of changes in equity

							Equity (deficit)
							attributable
			Translation				to equity	Non-
		Share	of foreign	Other	Hedge	Accumulated	holder	controlling
	Note	capital	operations	reserves	reserve	losses	of the Group	interests	Total
		(In $ million)

Balance at the beginning of the period (January 1, 2009)		1,604	(18)	71	(12)	(197)	1,448	17	1,465
Issue of shares (net of issue costs)	28	880	—	—	—	—	880	—	880
Total comprehensive income for the period:
Profit after tax		—	—	—	—	124	124	—	124
Exchange differences on translating foreign operations		—	71	—	—	—	71	—	71
Cash flow hedges		—	—	—	12	—	12	—	12

Total comprehensive income for the period		—	71	—	12	124	207	—	207
Common control transactions	32	(1,108)	—	(584)	—	—	(1,692)	—	(1,692)
Dividends paid to non-controlling interests		—	—	—	—	—	—	(1)	(1)

Balance as of December 31, 2009		1,376	53	(513)	—	(73)	843	16	859

Balance at the beginning of the period (January 1, 2010)		1,376	53	(513)	—	(73)	843	16	859
Issue of shares (net of issue costs)	28	947	—	—	—	—	947	—	947
Total comprehensive income for the period:
Loss after tax		—	—	—	—	(102)	(102)	—	(102)
Exchange differences on translating foreign operations		—	277	—	—	—	277	(1)	276

Total comprehensive income for the period		—	277	—	—	(102)	175	(1)	174
Common control transactions	32	(906)	—	(1,048)	—	—	(1,954)	—	(1,954)
Purchase of non-controlling interest		—	—	—	—	3	3	(5)	(2)
Non-controlling interests acquired through business combinations		—	—	—	—	—	—	18	18
Disposal of business		—	—	—	—	—	—	(3)	(3)
Dividends paid	28	—	—	—	—	(39)	(39)	(2)	(41)

Balance as of December 31, 2010		1,417	330	(1,561)	—	(211)	(25)	23	(2)

Balance at the beginning of the period (January 1, 2011)		1,417	330	(1,561)	—	(211)	(25)	23	(2)
Total comprehensive loss for the period:
Loss after tax		—	—	—	—	(429)	(429)	2	(427)
Exchange differences on translating foreign operations		—	(21)	—	—	—	(21)	(1)	(22)

Total comprehensive loss for the period		—	(21)	—	—	(429)	(450)	1	(449)
Dividends paid		—	—	—	—	—	—	(2)	(2)

Balance as of December 31, 2011		1,417	309	(1,561)	—	(640)	(475)	22	(453)

The statements of changes in equity should be read in conjunction with the notes to the financial statements.

Beverage Packaging Holdings Group

Statements of cash flows

		For the period ended
		December 31,
	Note	2011	2010	2009
		(In $ million)

Cash flows from operating activities
Cash received from customers		11,486	6,798	6,081
Cash paid to suppliers and employees		(9,868)	(5,635)	(4,941)
Interest paid		(1,003)	(451)	(262)
Income taxes paid, net of refunds received		(88)	(125)	(108)
Change of control payment and other acquisition costs		(84)	(181)	—
Payment to related party for use of tax losses		—	(23)	—

Net cash from operating activities		443	383	770

Cash flows used in investing activities
Purchase of Whakatane Mill		—	(46)	—
Acquisition of property, plant and equipment and investment properties		(511)	(319)	(244)
Proceeds from sale of property, plant and equipment, investment properties and other assets		71	32	41
Acquisition of intangible assets		(9)	(18)	(48)
Acquisition of businesses, net of cash acquired	33	(2,048)	(4,386)	4
Disposal of businesses, net of cash disposed		—	33	—
Disposal of other investments		—	10	4
Pre-acquisition advance to Graham Packaging		(20)	—	—
Receipt of related party advances		—	97	102
Interest received		7	5	4
Dividends received from joint ventures		8	4	1

Net cash used in investing activities		(2,502)	(4,588)	(136)

Cash flows from (used in) financing activities
Acquisitions of business under common control		—	(1,958)	(1,687)
Drawdown of loans and borrowings:
August 2011 Credit Agreement		4,666	—	—
August 2011 Notes		2,482	—	—
February 2011 Notes		2,000	—	—
October 2010 Notes		—	3,000	—
May 2010 Notes		—	1,000	—
2009 Notes		—	—	1,789
2009 Credit Agreement		10	2,820	1,404
Other borrowings		13	2	100
Repayment of loans and borrowings:
2011 Credit Agreement		(75)	—	—
2009 Credit Agreement		(4,168)	(38)	—
Graham Packaging borrowings acquired	33	(1,935)	—	—
Graham Packaging 2017 Notes		(239)	—	—
Graham Packaging 2018 Notes		(231)	—	—
Pactiv borrowings acquired		—	(397)	—
Blue Ridge Facility		—	(43)	—
2008 Reynolds Senior Credit Facilities		—	—	(1,500)
2007 SIG Senior Credit Facilities		—	—	(742)
CHH Facility		—	—	(13)
Other borrowings		(4)	(4)	(127)
Payment of liabilities arising from Graham Packaging Acquisition		(252)	—	—
Premium on Graham Packaging 2017 and 2018 Notes		(5)	—	—
Proceeds from issues of share capital		—	322	578
Proceeds from related party borrowings		25	—	68
Repayment of related party borrowings		—	—	(180)
Payment of transaction costs		(279)	(317)	(190)
Purchase of non-controlling interests		—	(3)	—
Dividends paid to related parties and non-controlling interests		(2)	(39)	(1)

Net cash from (used in) financing activities		2,006	4,345	(501)

Net increase (decrease) in cash and cash equivalents		(53)	140	133
Cash and cash equivalents at the beginning of the period		651	514	383
Effect of exchange rate fluctuations on cash held		(4)	(3)	(2)

Cash and cash equivalents as of December 31		594	651	514

Cash and cash equivalents comprise
Cash and cash equivalents		597	663	515
Bank overdrafts		(3)	(12)	(1)

Cash and cash equivalents as of December 31		594	651	514

The statements of cash flows should be read in conjunction with the notes to the financial statements.

Beverage Packaging Holdings Group

Statements of cash flows (Continued)

Reconciliation of the profit for the period with the net cash from operating activities

	For the period ended December 31,
	2011	2010	2009
	(In $ million)

Profit (loss) for the period	(427)	(102)	123
Adjustments for:
Depreciation of property, plant and equipment	650	317	331
Depreciation of investment properties	1	2	2
Asset impairment charges	12	29	13
Amortization of intangible assets	321	185	169
Net foreign currency exchange loss	7	3	3
Change in fair value of derivatives	26	(4)	(129)
Loss (gain) on sale of property, plant and equipment and non-current assets	1	(5)	(4)
Gains on sale of businesses and investment properties	(5)	(16)	—
CSI Americas gain on acquisition	—	(10)	—
Net financial expenses	1,414	698	487
Share of profit of equity accounted investees	(17)	(18)	(11)
Income tax (benefit) expense	(60)	75	148
Interest paid	(1,003)	(451)	(262)
Income taxes paid, net of refunds received	(88)	(125)	(108)
Change in trade and other receivables	(56)	(45)	(43)
Change in inventories	(171)	41	92
Change in trade and other payables	(8)	9	(24)
Change in provisions and employee benefits	(154)	(202)	6
Change in other assets and liabilities	—	2	(23)

Net cash from operating activities	443	383	770

Significant non-cash financing and investing activities

During the period ended December 31, 2010, Evergreen Packaging Inc. (“EPI”) issued shares to Evergreen Packaging US, its parent company at the time of issue, in exchange for the novation of external borrowings, net of debt issue costs, in amounts of CA$30 million ($29 million), NZ$776 million ($568 million) and $28 million.

During the period ended December 31, 2009, Evergreen Packaging International B.V.’s (“EPIBV”) parent company at the time, Evergreen Packaging (Antiilles) N.V., contributed €47 million ($61 million) as a non-stipulated share premium without the issuance of shares.

The statements of cash flows should be read in conjunction with the notes to the financial statements.

Beverage Packaging Holdings Group

Statements of cash flows (Continued)

Acquisitions and disposals of businesses

	For the period ended December 31,
	2011		2010		2009
	Acquisitions	Disposals	Acquisitions	Disposals	Acquisitions*	Disposals
			(In $ million)

Inflow (outflow) of cash:
Cash receipts (payments)	(2,192)	—	(4,488)	33	4	—
Net cash (bank overdraft) acquired (disposed of)	144	—	102	—	—	—
Consideration received, satisfied in notes receivable	—	—	—	14	—	—
Consideration subject to post-closing adjustments*	—	—	—	1	3	—

	(2,048)	—	(4,386)	48	7	—
Cash and cash equivalents, net of bank overdrafts	(144)	—	(102)	—	—	—
Net gain on sale before reclassification from foreign currency translation reserve	—	—	—	(10)	—	—
Amounts reclassified from foreign currency translation reserve	—	—	—	1	—	—

Net assets (acquired) disposed of	(2,192)	—	(4,488)	39	7	—

Details of net assets (acquired) disposed of:
Cash and cash equivalents, net of bank overdrafts	(144)	—	(102)	—	—	—
Trade and other receivables	(371)	—	(475)	12	—	—
Current tax assets	(4)	—	(49)	—	—	—
Assets held for sale	(10)	—	—	—	—	—
Inventories	(359)	—	(557)	8	—	—
Derivative assets	(9)	—	—	—	—	—
Deferred tax assets	(12)	—	(38)	—	—	—
Property, plant and equipment	(1,525)	—	(1,443)	23	—	—
Intangible assets (excluding goodwill)	(2,462)	—	(2,719)	—	—	—
Goodwill	(1,735)	—	(2,931)	—	7	—
Other current and non-current assets	(25)	—	(60)	—	—	—
Investment in associates and joint ventures	(1)	—	—	3	—	—
Trade and other payables	717	—	425	(8)	—	—
Current tax liabilities	43	—	—	—	—	—
Loans and borrowings	2,852	—	1,485	—	—	—
Deferred tax liabilities	628	—	877	—	—	—
Provisions and employee benefits	225	—	1,071	—	—	—

Net assets (acquired)/disposed of	(2,192)	—	(4,516)	38	7	—
Gain on acquisition	—	—	10	—	—	—
Amounts reclassified from foreign currency translation reserve	—	—	—	1	—	—
Non-controlling interests	—	—	18	—	—	—

	(2,192)	—	(4,488)	39	7	—

Refer to note 33 for further details of acquisitions.

*	The cash paid in 2009 was for the post-closing adjustments relating to the acquisition of CSI Guadalajara.

The statements of cash flows should be read in conjunction with the notes to the financial statements.

Beverage Packaging Holdings Group

Notes to the financial statements
For the period ended December 31, 2011

1.	Reporting entity

Beverage Packaging Holdings (Luxembourg) I S.A. (“BP I”) and Beverage Packaging Holdings (Luxembourg) II S.A. (“BP II” or the “issuer”) are domiciled in Luxembourg and registered in the Luxembourg “Registre de Commerce et des Sociétiés”.

The financial statements of Beverage Packaging Holdings Group (the “Group”) as of and for the period ended December 31, 2011 comprise the combination of:

•	BP I and its subsidiaries and their interests in associates and jointly controlled entities (the “BP I Group”); and

•	BP II.

The Group is principally engaged in the manufacture and supply of consumer food and beverage packaging and storage products, primarily in North America, Europe, Asia and South America.

The address of the registered office of BP I and BP II is: 6C, rue Gabriel Lippman, L-5365 Munsbach, Luxembourg.

2.	Basis of preparation

2.1	Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and “IFRIC Interpretations” as issued by the International Accounting Standards Board (“IASB”).

The financial statements were approved by the Board of Directors (the “Directors”) on March 28, 2012 in Chicago, Illinois (March 29, 2012 in Auckland, New Zealand).

2.2	Going concern

The financial statements have been prepared using the going concern assumption.

The statement of financial position as of December 31, 2011 presents negative equity of $453 million compared to negative equity of $2 million as of December 31, 2010. The movement is primarily attributable to the current period loss. The total equity was reduced by the Group’s accounting for the common control acquisitions of the Closures segment and Reynolds consumer products business in 2009, and of the Evergreen segment and Reynolds foodservice packaging business in 2010. The Group accounts for acquisitions under common control of its ultimate shareholder, Mr. Graeme Hart, using the carry-over or book value method. Under the carry-over or book value method, the business combinations do not change the historical carrying value of the assets and liabilities of the businesses acquired. The excess of the purchase price over the carrying values of the share capital acquired is recognized as a reduction to equity. As of December 31, 2011, the common control transactions had generated a cumulative reduction to equity of $1,561 million.

2.3	Basis of measurement

The financial statements have been prepared under the historical cost convention except for:

•	certain components of inventory which are measured at net realizable value;

•	defined benefit pension plan liabilities and post-employment medical plan liabilities which are measured under the projected unit credit method; and

•	certain assets and liabilities, such as derivatives, which are measured at fair value.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

2.	Basis of preparation (continued)

Information disclosed in the statement of comprehensive income, statement of changes in equity and statement of cash flows for the current period is for the twelve month period ended December 31, 2011. Information for the comparative periods is for the twelve month periods ended December 31, 2010 and December 31, 2009.

2.4	Presentation currency

These financial statements are presented in US dollars (“$”), which is the Group’s presentation currency.

2.5	Use of estimates and judgements

The preparation of financial statements requires the Directors and management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses and disclosure of contingent assets and liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods.

Information about the significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is described in note 4.

2.6	Comparative information

During the year, the Group made an adjustment to correct an understatement of the pension plan asset for one of the SIG segment’s defined benefit pension plans. The understated pension plan asset existed from the date of acquisition of the SIG segment in May 2007. This adjustment reduced net income in the Corporate/Unallocated segment by $6 million for the period ended December 31, 2011, and reduced goodwill by $53 million, increased other non-current assets by $56 million and increased deferred income tax liabilities by $9 million as of December 31, 2011. This adjustment has no effect on the statement of cash flows and no effect on the Group’s Adjusted EBITDA for the period ended December 31, 2011, or any previously reported period. Further, the plan asset understatement did not have a material impact on any current or previously reported financial statements.

As disclosed in note 32, indirect subsidiaries of the Company acquired the business operations of the Closures segment and the Reynolds consumer products business on November 5, 2009. On May 4, 2010, indirect subsidiaries of BP I acquired the business operations of Evergreen. On September 1, 2010 indirect subsidiaries of BP I acquired the business operations of the Reynolds foodservice packaging business. Prior to these transactions, these businesses were under the common ownership of the ultimate sole shareholder, Mr. Graeme Hart. This type of transaction is defined as a business combination under common control, which falls outside of the scope of IFRS 3 (revised) “Business Combinations”. In accordance with the Group’s accounting policy for business combinations under common control, as outlined in note 3.2(d), the Group has compiled the comparative financial information as if the acquisition transactions had occurred from the earliest point that common control commenced.

2.7	Presentation of expenses by nature

Expenses in the statements of comprehensive income are presented by function. Supplemental disclosure of expenses by nature is presented in notes 9, 10, 11, 16, 18, 19, 22 and 34. The components of the Group’s

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

2.	Basis of preparation (continued)

expenses not disclosed by nature in those notes primarily include energy consumption costs, freight costs, repairs and maintenance, other consultancy costs and professional fees, travel and entertainment, and advertising costs. None of these other types of expenses have an individually significant impact on the Group’s statements of comprehensive income for any period presented.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these financial statements by all Group entities.

3.1  Basis of combination

The financial statements represent the combination of the consolidated financial statements of the BP I Group and BP II, a sister company to BP I. Their preparation is prescribed under the requirements of the 2007 Senior Notes and the 2007 Senior Subordinated Notes indenture. Refer to note 25 for additional information on the Group’s borrowings.

As the financial statements represent the combination of entities that do not have direct shareholdings in each other, consolidated financial statements of the Group cannot be prepared. Consequently, the number of shares and value of issued capital along with other items of equity and reserves in the statements of financial position represent the combination of the issued capital and other items of equity and reserves of BP I and BP II.

In preparing the financial statements of the Group, the effects of all transactions and balances between entities within the Group have been eliminated.

3.2  Basis of consolidation

(a)  Subsidiaries

Subsidiaries are entities controlled by the parent of the Group. Control exists when the parent of the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date control (or effective control) commences until the date that control ceases.

The Group has adopted IFRS 3 (revised) “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements” (2008) for each acquisition or business combination occurring on or after January 1, 2010. All business combinations occurring on or after January 1, 2010 are accounted for using the acquisition method, while those prior to this date are accounted for using the purchase method.

The acquisition method of accounting is used to account for the acquisition of third party subsidiaries and businesses by the Group for transactions completed on or after January 1, 2010. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of the acquisition, including the fair value of any contingent consideration and share-based payment awards (as measured in accordance with IFRS 2 “Share Based Payments”) of the acquiree that are mandatorily replaced as a result of the transaction. Transaction costs that the Group incurs in connection with an acquisition are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at their fair value at the acquisition date, irrespective of the extent of any non-controlling interests. Non-controlling interests are initially recognized at their proportionate share of the fair value of the net assets acquired.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

3.	Significant accounting policies (continued)

During the measurement period an acquirer can report provisional information for a business combination if by the end of the reporting period in which the combination occurs the accounting is incomplete. The measurement period, however, ends at the earlier of when the acquirer has received all of the necessary information to determine the fair values or one year from the date of the acquisition.

The purchase method of accounting is used to account for the acquisition of subsidiaries and businesses by the Group for transactions completed prior to January 1, 2010. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of the acquisition, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date, irrespective of the extent of any minority interests. Final values for a business combination are determined within twelve months of the date of the acquisition.

Refer to note 33 for disclosure of acquisitions in the current and comparative financial periods.

(b)  Associates

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies (generally accompanying a shareholding of between 20% and 50% of the voting rights). Investments in associates are accounted for using the equity method of accounting (equity accounted investees) and are initially recognized at cost. Investments in associates include goodwill identified on acquisition, net of accumulated impairment losses (if any).

The Group’s share of its associates’ post-acquisition profits or losses and movements in other comprehensive income is recognized in the Group’s statement of comprehensive income after adjustments (as required) are made to align the accounting policies of the associate with those of the Group. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has a financial obligation or has made payments on behalf of the investee.

(c)  Joint Ventures

Joint ventures are those operations, entities or assets in which the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic, financial and operating decisions. Interests in jointly controlled entities are accounted for using the equity method of accounting (as described in note 3.2(b)).

Interests in jointly controlled assets and operations are reported in the financial statements by including the Group’s share of assets employed in the joint venture, the share of liabilities incurred in relation to the joint venture and the share of any expenses incurred in relation to the joint venture in their respective classification categories. Movements in reserves of joint ventures attributable to the Group are recognized in other comprehensive income in the statement of comprehensive income.

(d)  Transactions between entities under common control

Common control transactions arise between entities that are under the ultimate ownership of the common sole shareholder, Mr. Graeme Hart.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

3.	Significant accounting policies (continued)

Certain transactions between entities that are under common control may not be transacted on an arm’s length basis. Any gains or losses on these types of transactions are recognized directly in equity. Examples of such transactions include but are not limited to:

•	debt forgiveness transactions;

•	transfer of assets for greater than or less than fair value; and

•	acquisition or disposal of subsidiaries for no consideration or consideration greater than or less than fair value.

Acquisitions of entities under common control are accounted for as follows:

•	predecessor value method requires the financial statements to be prepared using predecessor book values without any step up to fair values;

•	premium or discount on acquisition is calculated as the difference between the total consideration paid and the book value of the issued capital of the acquired entity, and is recognized directly in equity as a component of a separate reserve;

•	the financial statements incorporate the acquired entities’ results as if the acquirer and the acquiree had always been combined; and

•	the results of operations and cash flows of the acquired entity are included on a restated basis in the financial statements from the date that common control originally commenced (i.e. from the date the business was acquired by Mr. Graeme Hart) as though the entities had always been combined from the common control date forward.

(e)  Transactions eliminated on consolidation

Intra-group balances and unrealized items of income and expense arising from intra-group transactions are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same manner as gains, but only to the extent that there is no evidence of impairment.

(f)  Transactions with non-controlling interests

The Group accounts for transactions with non-controlling interests as transactions with the equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss. If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

3.	Significant accounting policies (continued)

3.3	Foreign currency

(a)  Functional currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of BP I and BP II is the euro.

(b)  Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency of the respective entities at the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at historical cost are translated to the functional currency of the respective entities at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency of the respective entities at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on translation are recognized in the statement of comprehensive income as a component of the profit or loss, except for differences arising on the translation of available-for-sale equity instruments or a financial liability designated as a hedge of the net investment in a foreign operation (refer to (c) below).

(c)  Foreign operations

The results and financial position of those entities that have a functional currency different from the presentation currency of the Group are translated into the Group’s presentation currency as follows:

(i)	assets and liabilities for each statement of financial position presented are translated at the closing rate at the reporting date of the statement of financial position;

(ii)	income and expense items for each profit or loss item are translated at average exchange rates;

(iii)	items of other comprehensive income are translated at average exchange rates; and

(iv)	all resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities and of borrowings and other currency instruments designated as hedges of such investments are recognized as a component of equity and included in the foreign currency translation reserve. When a foreign operation is sold, such exchange differences are recognized in the statement of comprehensive income as a component of the profit or loss as part of the gain or loss on the sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated on this basis.

3.4	Non-derivative financial instruments

Non-derivative financial instruments comprise cash and cash equivalents, receivables, available-for-sale financial assets, trade and other payables and interest bearing borrowings.

A non-derivative financial instrument is recognized if the Group becomes a party to the contractual provisions of the instrument. Non-derivative financial assets are derecognized if the Group’s contractual rights to the cash flows from the financial assets expire or if the Group transfers the financial asset to another party

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

3.	Significant accounting policies (continued)

without retaining control or substantially all the risks and rewards of the asset. Non-derivative financial liabilities are derecognized if the Group’s obligations specified in the contract expire or are discharged or cancelled.

Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through the profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

Non-derivative financial instruments are recognized on a gross basis unless a current and legally enforceable right to off-set exists and the Group intends to either settle the instrument net or realize the asset and liability simultaneously.

Upon initial acquisition the Group classifies its financial instruments in one of the following categories, which is dependent on the purpose for which the financial instruments were acquired.

(a)  Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held at call with banks and other short-term highly liquid investments with maturities of less than three months. Bank overdrafts are included within borrowings and are classified as current liabilities on the statement of financial position except if these are repayable on demand, in which case they are included separately as a component of current liabilities. In the statement of cash flows, overdrafts are included as a component of cash and cash equivalents.

(b)  Financial instruments at fair value through profit or loss

An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Group manages such investments and makes purchase and sale decisions based on the instrument’s fair value. Upon initial recognition (at the trade date) attributable transaction costs are recognized in the statement of comprehensive income as a component of the profit or loss. Subsequent to initial recognition, financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in the statement of comprehensive income as a component of the profit or loss.

(c)  Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for instruments with maturities greater than twelve months from the reporting date, which are classified as non-current assets. The Group’s loans and receivables comprise trade and other receivables (including related party receivables) which are stated at their cost less impairment losses.

(d)  Other liabilities

Other liabilities comprise all non-derivative financial liabilities that are not disclosed as liabilities at fair value through profit or loss. Other liabilities are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the reporting date. The

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

3.	Significant accounting policies (continued)

Group’s other liabilities comprise trade and other payables and interest bearing borrowings, including those with related parties. The Group’s other liabilities are measured as follows:

(i)  Trade and other payables

Subsequent to initial recognition trade and other payables are stated at amortized cost using the effective interest method.

(ii)  Interest bearing borrowings including related party borrowings

On initial recognition, borrowings are measured at fair value less transaction costs that are directly attributable to borrowings. Subsequent to initial recognition interest bearing loans and borrowings are measured at amortized cost using the effective interest method.

3.5	Derivative financial instruments

A derivative financial instrument is recognized if the Group becomes a party to the contractual provisions of an instrument at the trade date.

Derivative financial instruments are initially recognized at fair value (which includes consideration of credit risk where applicable), and transaction costs are expensed as incurred. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognized in the statement of comprehensive income as a component of the profit or loss unless the derivative financial instruments qualify for hedge accounting. If a derivative financial instrument qualifies for hedge accounting, recognition of any resulting gain or loss depends on the nature of the hedging relationship (see below).

Derivative financial instruments are recognized on a gross basis unless a current and legally enforceable right to off-set exists.

Derivative financial assets are derecognized if the Group’s contractual rights to the cash flows from the instrument expire or if the Group transfers the financial asset to another party without retaining control or substantially all the risks and rewards of the asset.

Derivative financial liabilities are derecognized if the Group’s obligations specified in the contract expire or are discharged or cancelled.

(a)  Cash flow hedges

Changes in the fair value of a derivative financial instrument designated as a cash flow hedge are recognized directly in equity as a component of other comprehensive income to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in the statement of comprehensive income as a component of the profit or loss for the period.

If a hedging instrument no longer meets the criteria for hedge accounting or it expires, is sold, terminated or exercised, then hedge accounting is discontinued prospectively. At this point in time, the cumulative gain or loss previously recognized in equity remains there until the forecast transaction occurs. When the hedged item is a non-financial asset, the amount recognized in equity is transferred to the carrying amount of the asset when it is recognized. In all other cases the amount recognized in equity is transferred within the statement of comprehensive income in the same period that the hedged item affects this statement and is recognized as part of financial income or expenses. If the forecast transaction is no longer expected to occur, the cumulative gain

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

3.	Significant accounting policies (continued)

or loss that was reported in equity is immediately transferred within the statement of comprehensive income and is recognized as part of financial income or expenses in the profit or loss.

(b)  Fair value hedges

Changes in the fair value of a derivative financial instrument designated as a fair value hedge are recognized in the statement of comprehensive income as a component of the profit or loss in financial income or expenses together with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk.

(c)  Embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately if the following conditions are met:

(i)	the economic characteristics and risks of the host contract and the embedded derivative are not closely related;

(ii)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(iii)	the combined instrument is not measured at fair value through profit or loss.

At the time of initial recognition of the embedded derivative an equal adjustment is also recognized against the host contract. The adjustment against the host contract is amortized over the remaining life of the host contract using the effective interest method.

Any embedded derivatives that are separated are measured at fair value with changes in fair value recognized through net financial expenses in the statement of comprehensive income as a component of the profit or loss.

3.6	Inventories

(a)  Raw materials, work in progress and finished goods

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted average principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(b)  Engineering and maintenance materials

Engineering and maintenance materials (representing either critical or long order components) are measured at the lower of cost and net realizable value. The cost of these inventories is based on the weighted average principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. Net realizable value is determined with reference to the cost of replacement of such items in the ordinary course of business compared to the current market prices.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

3.	Significant accounting policies (continued)

3.7	Property, plant and equipment

(a)  Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment losses (if any).

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of property, plant and equipment acquired in a business combination is determined by reference to its fair value at the date of acquisition (refer to note 3.2(a)). The cost of self-constructed assets includes the cost of materials and direct labor and any other costs directly attributable to bringing the asset to a working condition for its intended use. Cost may also include transfers from equity of any gains or losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

(b)  Assets under construction

Assets under construction are transferred to the appropriate asset category when they are ready for their intended use. Assets under construction are not depreciated but tested for impairment at least annually or when there is an indication of impairment.

(c)  Reclassification to investment property

When the use of a property changes from owner-occupied to investment property, the property is reclassified to investment property at its carrying value at the date of transfer.

(d)  Borrowing costs

Borrowing costs directly attributable to the acquisition or construction of an item of property, plant and equipment are capitalized until such time as the assets are substantially ready for their intended use. The interest rate used equates to the effective interest rate on debt where general borrowings are used or the relevant interest rate where specific borrowings are used to finance the construction.

(e)  Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within that part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

(f)  Depreciation

Depreciation is recognized in the statement of comprehensive income as a component of profit or loss on a straight-line basis over the estimated useful life of the asset. Land is not depreciated.

The estimated useful lives for the material classes of property, plant and equipment are as follows:

• Buildings	20 to 50 years
• Plant and equipment	3 to 25 years
• Furniture and fittings	3 to 20 years

Depreciation methods, useful lives and residual values are reassessed on an annual basis.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

3.	Significant accounting policies (continued)

Gains and losses on the disposal of items of property, plant and equipment are determined by comparing the proceeds (if any) at the time of disposal with the net carrying amount of the asset.

3.8	Investment property

Investment property is property held either to earn rental income or for capital appreciation or for both. Investment property is measured at cost less accumulated depreciation and impairment losses (if any). Investment properties are depreciated on a straight-line basis over 30 to 40 years.

3.9	Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

(a)  The Group as lessor — finance leases

Amounts due from lessees under finance leases are recorded as receivables at the amount of the Group’s net investment in the leases.

(b)  The Group as lessee — finance leases

Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. The corresponding liability to the lessor is included within loans and borrowings as a finance lease obligation. Subsequent to initial recognition the liability is accounted for in accordance with the accounting policy described in note 3.4(d)(ii) and the asset is accounted for in accordance with the accounting policy applicable to that asset.

3.10	Intangible assets

(a)  Goodwill

Goodwill arises on the acquisition of subsidiaries, associates, joint ventures and business operations and is recognized at the date that control is acquired (the acquisition date). Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously-held equity interest (if any) in the acquiree over the fair value of the identifiable net assets recognized.

If the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously-held equity interest (if any) in the acquiree, the excess is recognized immediately in the statement of comprehensive income as a component of the profit or loss as a bargain purchase gain.

Goodwill is measured at cost less accumulated impairment losses (if any) and is tested at least annually for impairment. Goodwill is not amortized and is monitored for impairment testing at the segment level, which is the lowest level within the Group at which goodwill is monitored for internal management purposes. The allocation is made to the operations that are expected to benefit from the business combination in which the goodwill arose after the allocation of purchase consideration is finalized.

In respect of joint ventures and investments accounted for using the equity method, the carrying amount of goodwill is included in the carrying amount of the investment.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

3.	Significant accounting policies (continued)

(b)  Trademarks

Trademarks are measured at cost less accumulated amortization and impairment losses (if any) with the exception of the SIG Combibloc, Reynolds, Hefty, Pactiv Foodservice, Blue Ridge, Evergreen and Graham Packaging trade names which are recognized at cost less accumulated impairment losses (if any). These trade names are considered indefinite life assets as they represent the value accumulated in the brand, which is expected to continue indefinitely into the future. Trademarks are tested at least annually for impairment.

(c)  Customer relationships

Customer relationships represent the value attributable to purchased long-standing business relationships which have been cultivated over the years with customers. These relationships are recognized at cost and amortized using the straight-line method over the estimated remaining useful lives of the relationships, which are based on customer attrition rates and projected cash flows.

(d)  Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technological knowledge and understanding, is recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technologically and commercially feasible, future economic benefits are probable and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditure is recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

Intangible assets arising from development activities are measured at cost less accumulated amortization and accumulated impairment losses (if any).

(e)  Other intangible assets

Other intangible assets comprise permits, software, technology, patents and rights to supply. Other intangible assets that have finite useful lives are carried at cost less accumulated amortization and impairment losses (if any). Other intangible assets that have indefinite useful lives are carried at costs less impairment losses (if any).

(f)  Subsequent expenditures

Subsequent expenditure in respect of intangible assets is capitalized only when the expenditure increases the future economic benefits embodied in the specific asset to which the expenditure relates and it can be reliably measured. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

(g)  Amortization

Amortization is recognized in the statement of comprehensive income as a component of the profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill and indefinite life intangibles, from the date that the intangible assets are available for use.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

3.	Significant accounting policies (continued)

The estimated useful lives for the material classes of intangible assets are as follows:

• Software/technology	3 to 15 years
• Patents	5 to 14 years
• Rights to supply	up to a maximum of 6 years
• Customer relationships	6 to 25 years
• Trademarks	5 to 15 years

3.11	Impairment

The carrying amounts of the Group’s assets are reviewed regularly and at least annually to determine whether there is any objective evidence of impairment. An impairment loss is recognized whenever the carrying amount of an asset, cash generating unit (CGU) or group of CGUs exceeds its recoverable amount. Impairment losses directly reduce the carrying amount of assets and are recognized in the statement of comprehensive income as a component of the profit or loss.

(a)  Impairment of loans and receivables

The recoverable amount of the Group’s loans and receivables carried at amortized cost is calculated with reference to the present value of the estimated future cash flows, discounted at the original effective interest rate (i.e. the effective interest rate computed at the date of initial recognition of these financial assets). Receivables with a short duration are not discounted.

Impairment losses on individual instruments that are considered significant are determined on an individual basis through an evaluation of the specific instruments’ exposures. For trade receivables which are not significant on an individual basis, impairment is assessed on a portfolio basis taking into consideration the number of days overdue and the historical loss experiences on a portfolio with a similar number of days overdue.

The criteria that the Group uses to determine whether there is objective evidence of an impairment loss include:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency in respect of interest or principal repayment; or

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio.

(b)  Non-financial assets

The carrying amounts of the Group’s non-financial assets, including goodwill and indefinite life intangible assets, are reviewed at least annually to determine whether there is any indication of impairment. If any such indicators exist then the asset or CGU’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, recoverable amounts are estimated at least annually and whenever there is an indication that they may be impaired.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. A CGU is the smallest identifiable asset group that generates cash flows that are largely independent from other assets and groups. Impairment losses are recognized in the statement of comprehensive income as a component of the profit or loss. Impairment losses recognized in respect of a segment are allocated first to

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

3.	Significant accounting policies (continued)

reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amount of the other non-financial assets in the CGU on a pro-rata basis.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In assessing the fair value less cost to sell, the forecasted future Adjusted EBITDA to be generated by the asset or segment being assessed is multiplied by a relevant market indexed multiple.

In respect of assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s revised carrying amount will not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized.

3.12	Assets and liabilities classified as held for sale

Assets (or disposal groups comprising assets and liabilities) that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. Immediately before classification as held for sale, the assets or components of a disposal group are remeasured in accordance with the Group’s accounting policies. Thereafter the assets (or disposal groups) are measured at the lower of their carrying amount or fair value less costs to sell. Upon reclassification the Group ceases to depreciate or amortize non-current assets classified as held for sale. Any impairment loss on a disposal group is first allocated to goodwill and then to the remaining assets on a pro-rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets, employee benefit plan assets, and investment property, which continue to be measured in accordance with the Group’s accounting policies. Impairment losses on initial classification of an asset to being held for sale and subsequent gains or losses on remeasurement are recognized in the statement of comprehensive income as a component of the profit or loss. Gains are not recognized in excess of any prior cumulative impairment losses.

3.13	Employee benefits

(a)  Pension obligations

The Group operates various defined contribution and defined benefit plans.

(i)  Defined contribution plans

A defined contribution plan is a plan under which the employee and the Group pay fixed contributions to a separate entity. The Group has no legal or constructive obligation to pay further contributions in relation to an employee’s service in the current and prior periods. The Group’s contributions are recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

(ii)  Defined benefit plans

A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on factors such as age, years of service and compensation.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

3.	Significant accounting policies (continued)

The Group’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of the future benefits that employees have earned in return for their service in the current and prior periods. These benefits are then discounted to determine the present value of the Group’s obligations and are then adjusted for the impact of any unrecognized past service costs. The Group’s net obligation is then determined with reference to the fair value of the plan assets (if any). The discount rate used is the yield on bonds that are denominated in the currency in which the benefits will be paid and that have maturity dates approximating the terms of the Group’s obligations. The calculations are performed by qualified actuaries using the projected unit credit method.

Past service costs are recognized immediately in the statement of comprehensive income as a component of the profit or loss, unless the changes to the plans are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case the past service costs are amortized on a straight-line basis over the vesting period.

Actuarial gains and losses are recognized in the statement of comprehensive income as component of profit or loss when the cumulative unrecognized actuarial gains and losses exceed 10% of the greater of the present value of the defined benefit obligation and the fair value of the plan assets. These gains or losses are amortized on a straight-line basis over the expected remaining service lives of employees participating in the plan.

(b)  Short-term employee benefits

Short-term employee benefits are measured on an undiscounted basis and are expensed in the statement of comprehensive income as a component of the profit or loss as the related services are provided. A provision is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans and outstanding annual leave balances if the Group has a present legal or constructive obligation to pay this amount as a result of past services provided by the employee and the obligation can be estimated reliably.

(c)  Post-employment medical plans

In certain jurisdictions the Group sponsors a number of defined benefit medical plans for certain existing employees and retirees. Typically these plans are unfunded and define a level of medical care that the individual will receive.

The Group’s net obligation is calculated separately for each plan by estimating the current and future use of these services by eligible employees, the current and expected future medical costs associated with such services which are discounted to determine their present value and any unrecognized past service costs. The discount rate used is the yield on bonds that are denominated in the currency and jurisdiction in which the benefits will be paid and that have maturity dates approximating the terms of the Group’s obligations. The calculations are performed by qualified actuaries using the projected unit credit method with the use of mortality tables published by government agencies.

Past-service costs are recognized immediately in the statement of comprehensive income as a component of the profit or loss unless changes to a plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case the past-service costs are amortized on a straight-line basis over the vesting period.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

3.	Significant accounting policies (continued)

(d)  Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits, other than pension plans and post-employment medical plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods, discounted to determine the present value of the Group’s obligation. The discount rate used is the yield on bonds that are denominated in the currency and jurisdiction in which the benefits will be paid and that have maturity dates approximating the terms of the Group’s obligations. The calculation is performed by qualified actuaries using the projected unit credit method. Any actuarial gains or losses are recognized in the statement of comprehensive income as a component of the profit or loss in the period in which they arise.

(e)  Termination benefits

Termination benefits are recognized as an expense when the Group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date. Termination benefits for voluntary redundancies are recognized if the Group has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted and the number of acceptances can be estimated reliably.

(f)  Incentive compensation plans

The Group recognizes a liability and associated expense for incentive compensation plans based on a formula that takes into consideration certain threshold targets and the associated measures of profitability. The Group recognizes a provision when it is contractually obligated or when there is a past practice that has created a constructive obligation to its employees to fund such plans.

3.14	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefit will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. When discounting is used, the increase in the provision for the passage of time is recognized as a component of financial expense in the statement of comprehensive income as a component of the profit or loss.

(a)  Warranties

A provision for warranties is recognized when the underlying products or services are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities.

(b)  Business closure and rationalization

A provision for business closure and rationalization is recognized when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been publicly announced. Business closure and rationalization provisions can include such items as employee severance or termination pay, site closure costs and onerous leases. Future operating costs are not provided for.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

3.	Significant accounting policies (continued)

3.15	Self-insured employee obligations

(a)  Self-insured employee workers’ compensation

The Group is self-insured in respect of its workers’ compensation obligations in the United States. As a component of its self-insured status the Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for groups of similar size. As of December 31, 2011, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities relating to these claims are included in provisions.

(b)  Self-insured employee health insurance

The Group is self-insured for certain employee health insurance. The Group also maintains insurance coverage for large claims at levels that are customary and consistent with industry standards for companies of similar size. As of December 31, 2011, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities (based on the Group’s historical claims) relating to these claims are included in trade and other payables.

3.16	Dividends

Dividends to the Group’s shareholder are recognized as a liability in the Group’s financial statements in the period in which the dividends are declared.

3.17	Share capital

Common stock and ordinary shares are classified as equity. Costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds.

3.18	Revenue

(a)  Sale of goods

Revenue from the sale of goods is measured at the fair value of the consideration received or receivable net of returns and allowances, trade discounts, volume rebates and other customer incentives. Revenue is recognized when the significant risks and rewards of ownership have been substantially transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods.

Transfers of risks and rewards of ownership vary depending on the individual terms of the contract of sale. This occurs either upon shipment of the goods or upon receipt of the goods and/or their installation at a customer location.

(b)  Lease income

Payments received under finance leases are apportioned between finance income and the reduction of the outstanding receivable balance. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group’s net investment outstanding in respect of the leases.

Lease income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

3.	Significant accounting policies (continued)

3.19	Lease payments

Minimum lease payments made under finance leases are apportioned between the finance charges and the reduction of the outstanding liability. The finance charges which are recognized in the statement of comprehensive income as a component of the profit or loss are allocated to each period during the lease term so as to produce a constant rate of interest on the remaining balance of the liability. Contingent lease payments are accounted for in the periods in which the payments are incurred.

Payments made under operating leases are recognized in the statement of comprehensive income as a component of the profit or loss on a straight-line basis over the term of the lease, except when another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent lease payments arising under operating leases are recognized as an expense in the period in which the payments are incurred. Presently, all payments under operating leases are recognized on a straight-line basis over the term of the lease in the statement of comprehensive income.

In the event that lease incentives are received to enter into an operating lease, such incentives are deferred and recognized as a liability. The aggregated benefits of the lease incentives are recognized as a reduction to the lease expenses on a straight line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

3.20	Financial income and expenses

Financial income comprises interest income, foreign currency gains, and gains on derivative financial instruments in respect of financing activities that are recognized in the statement of comprehensive income as a component of the profit or loss. Interest income is recognized as it accrues using the effective interest method.

Financial expenses comprise interest expense, foreign currency losses, impairment losses recognized on financial assets (except for trade receivables) and losses in respect of financing activities on derivative instruments that are recognized in the statement of comprehensive income as a component of the profit or loss. All borrowing costs not qualifying for capitalization are recognized in the statement of comprehensive income as a component of the profit or loss.

3.21	Income tax

Income tax expense comprises current and deferred tax. Income tax expense is recognized in the statement of comprehensive income as a component of the profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income, in which case it is recognized with the associated items on a net basis.

Current tax is the expected tax payable on the taxable income for the period using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous periods.

Deferred tax is recognized using the balance sheet method providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that they probably will not reverse in the foreseeable future and the Group is in a position to control the timing of the reversal of the temporary differences. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

3.	Significant accounting policies (continued)

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend is recognized. Deferred income tax assets and liabilities in the same jurisdiction are off-set in the statement of financial position only to the extent that there is a legally enforceable right to off-set current tax assets and current tax liabilities and the deferred balances relate to taxes levied by the same taxing authority and are expected either to be settled on a net basis or realized simultaneously.

3.22	Sales tax, value added tax and goods and services tax

All amounts (including cash flows) are shown exclusive of sales tax, value added tax (“VAT”) and goods and services tax (“GST”) to the extent the taxes are reclaimable, except for receivables and payables that are stated inclusive of sales tax, VAT and GST.

3.23	Discontinued operations

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operation that has been disposed of or is held for sale, or is a subsidiary or business acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation is classified as a discontinued operation, the comparative statement of comprehensive income is re-presented as if the operation had been discontinued from the start of the comparative period.

3.24	New and revised standards and interpretations

(a)  Interpretations and amendments to existing standards effective in 2011

During 2011, certain interpretations and standards which had not previously been early adopted were mandatory for the Group. This included improvements to various IFRSs 2010 — various standards (effective for financial reporting periods beginning on or after July 1, 2010 and January 1, 2011). The adoption of the revisions to existing standards did not have a material impact on the financial statements of the Group for the period ended December 31, 2011.

(b)  Standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group

The following standards and amendments to existing standards are not yet effective for the period ended December 31, 2011, and have not been applied in preparing these consolidated financial statements:

IFRS 9 “Financial Instruments” is the replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for classifying and measuring financial assets that must be applied starting January 1, 2015, with early adoption permitted. The Group is currently evaluating the impact of IFRS 9 on its financial statements.

On May 12, 2011, the IASB released IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements”, IFRS 12 “Disclosure of Interests in Other Entities” and IFRS 13 “Fair Value Measurement” as part of its new suite of consolidation and related standards, replacing and amending a number of existing

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

3.	Significant accounting policies (continued)

standards and pronouncements. Each of these standards is effective for annual reporting periods beginning on or after January 1, 2013, with early adoption permitted.

IFRS 10 introduces a new approach to determining which investments should be consolidated and supersedes the requirements of IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidation — Special Purpose Entities”. Under the requirements of this new standard, the basis for consolidation is control regardless of the nature of the investee. The IASB has provided a series of indicators to determine control which requires judgment to be exercised in making the assessment of control. The new standard also introduces the concept of de facto control, provides greater guidance on the assessment of potential voting rights, while also requiring control to be assessed on a continuous basis where changes arise that do not merely result from a change in market conditions.

IFRS 11 overhauls the accounting for joint arrangements (previously known as joint ventures) and directly supersedes IAS 31 “Interests in Joint Ventures” while amending IAS 28 (2011) “Investments in Associates and Joint Ventures”. Under the requirements of the new standard, jointly controlled entities are either accounted for (without choice) using the equity or proportional consolidation method (depending if separation can be established legally or through another form), whereas joint ventures (previously referred to as jointly controlled operations and jointly controlled assets) must be accounted for using the proportional consolidation method.

IFRS 12 combines into a single standard the disclosure requirements for subsidiaries, associates and joint arrangements and unconsolidated structured entities. Under the expanded and new disclosure requirements, information is required to be provided to enable users to evaluate the nature of the risks associated with a reporting entity’s interest in other entities and the effect those interests can have on the reporting entity’s financial position, performance and cash flow. In addition, the standard introduces new disclosures about unconsolidated structured entities.

IFRS 13 defines the concept of fair value and establishes a framework for measuring fair value, while setting the disclosure requirements for fair value measurement. The new standard focuses on explaining how to measure fair value when required by other IFRS. Prior to the introduction of IFRS 13 there was no single source of guidance on fair value measurement.

On June 16, 2011, the IASB published an amendment to IAS 19 “Employee Benefits,” which removes certain options in respect of the accounting for defined benefit post-employment plans, while introducing certain other new measurement and disclosure requirements. Under the requirements of the amended standard, the IASB now requires the immediate recognition of all actuarial gains and losses as a component of other comprehensive income, effectively removing the ability to defer and leave unrecognized those amounts that were previously permitted under the corridor method. In connection with this amendment, the IASB has also provided additional guidance on the level of aggregated disclosure permitted when plans with differing criteria are presented on a consolidated basis, while also revising the basis under which finance costs are to be determined in connection with defined benefit plans. In addition to these changes, the new standard has also introduced further measures to distinguish between short and long-term employee benefits and additional guidance in terms of the recognition of termination benefits.

In addition, on June 16, 2011, the IASB also published an amendment to IAS 1 “Presentation of Financial Statements”. Under the requirements of the amended standard, the IASB requires an entity to present amounts recognized in other comprehensive income that the entity expects will be reclassified to the statement of comprehensive income in the future (even if contingent on future events) separately from those amounts that will never be reclassified. In addition, the amendment proposes a change in the title of the statement of comprehensive income to the statement of profit or loss and other comprehensive income but allows entities the ability to use other titles.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

3.	Significant accounting policies (continued)

The requirements of the amended IAS 1 and IAS 19 must be applied to the financial year beginning on or after January 1, 2013, with early adoption permitted. The Group currently accounts for its defined benefit post-employment plans using the corridor method. The Group is currently evaluating the effects of the amendments to IAS 1 and IAS 19 on its financial statements.

On December 16, 2011, the IASB published amendments to IFRS 7 “Financial Instruments: Disclosures — Offsetting Financial Assets and Financial Liabilities” and IAS 32 “Financial Instruments: Presentation — Offsetting Financial Assets and Financial Liabilities.” The amendments are intended to clarify existing application issues relating to the offsetting rules and reduce the level of diversity in current practice. The amendments clarify the meaning of “currently has a legally enforceable right of set off” and “simultaneous realization and settlement.” Additional disclosures are also required about right of offset and related arrangements.

The requirements of the amended IFRS 7 must be applied to the financial year beginning on or after January 1, 2013 and of amended IAS 32 must be applied to the financial year beginning on or after January 1, 2014. Both require retrospective application for the comparative period. The Group is currently evaluating the effects of the amendments to IFRS 7 and IAS 32 on its financial statements.

4.	Critical accounting estimates and assumptions

In the process of applying the Group’s accounting policies management has made certain estimates and assumptions about the carrying values of assets and liabilities, income and expenses and the disclosure of contingent assets and liabilities. The key assumptions concerning the future and other key sources of uncertainty in respect of estimates at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial reporting period are:

4.1	Impairment of assets

(a)  Goodwill and indefinite life intangible assets

Determining whether goodwill is impaired requires estimation of the recoverable values of a segment, which is the lowest level within the Group at which goodwill is monitored for internal management purposes. Determining whether indefinite life intangible assets are impaired requires estimation of the recoverable values of the segment or lower level group of CGUs to which these assets have been allocated. Recoverable values have been based on the higher of fair value less costs to sell or on value in use (as appropriate for the segment being reviewed). Significant judgment is involved with estimating the fair value of a segment. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the segment and a suitable discount rate in order to calculate present value. Details regarding the carrying amount of goodwill and indefinite life intangible assets and the assumptions used in impairment testing are provided in note 22.

(b)  Other assets

Other assets, including property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. A change in the Group’s intended use of certain assets, such as a decision to rationalize manufacturing locations, may trigger a future impairment.

4.2	Income taxes

The Group is subject to income taxes in multiple jurisdictions which require significant judgment to be exercised in determining the Group’s provision for income taxes. There are a number of transactions and

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

4.	Critical accounting estimates and assumptions (continued)

calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Current tax liabilities and assets are recognized at the amount expected to be paid to or recovered from the taxation authorities. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

4.3	Realization of deferred tax assets

The Group assesses the recoverability of deferred tax assets with reference to estimates of future taxable income. To the extent that actual taxable income differs from management’s estimate of future taxable income, the value of recognized deferred tax assets may be affected. Deferred tax assets have been recognized to offset deferred tax liabilities to the extent that the deferred tax assets and liabilities are expected to be realized in the same jurisdiction and reporting period. Deferred tax assets have also been recognized based on management’s best estimate of the recoverability of these assets against future taxable income.

4.4	Finalization of provisional acquisition accounting

Following a business combination, the Group has a period of not more than twelve months from the date of acquisition to finalize the acquisition date fair values of acquired assets and liabilities, including the valuations of identifiable intangible assets and property, plant and equipment.

The determination of fair value of acquired identifiable intangible assets and property, plant and equipment involves a variety of assumptions, including estimates associated with useful lives. As of December 31, 2011, the valuation of the assets acquired and liabilities assumed as a result of the Graham Packaging acquisition have been determined on a provisional basis. The finalization of these valuations may result in the refinement of assumptions that impact not only the recognized value of such assets, but also amortization and depreciation expense. In accordance with the accounting policy described in note 3.2(a), any adjustments on finalization of the preliminary purchase accounting are recognized retrospectively from the date of acquisition.

4.5	Measurement of obligations under defined benefit plans

The Group operates a number of defined benefit pension plans. Amounts recognized under these plans are determined using actuarial methods. These actuarial valuations involve assumptions regarding long-term rates of return on pension fund assets, expected salary increases and the age of employees. These assumptions are reviewed at least annually and reflect estimates as of the measurement date.

Any change in these assumptions will impact the amounts reported in the statements of financial position, plus net pension expense or income that may be recognized in future years.

5.	Determination of fair values

A number of the Group’s accounting policies and associated disclosures require the determination of fair values for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. Where applicable, further information regarding the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

5.	Determination of fair values (continued)

5.1	Property, plant and equipment

The fair values of items of property, plant and equipment recognized as a result of a business combination are based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing, wherein the parties had each acted knowledgeably, prudently and without compulsion. The market value of items of plant, equipment, fixtures and fittings is based on the quoted market prices for similar items where available or based on the assessment of appropriately qualified independent valuers.

5.2	Intangible assets

The fair values of patents and trademarks acquired in a business combination are based on the discounted estimated royalty payments that have been avoided as a result of owning the patent or trademark. The fair values of other identifiable intangible assets are based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

5.3	Investment property

The fair values of investment property are based on active market prices adjusted, if necessary, for any differences in the nature, location or condition of the specific asset. If such information is not available, the Group uses alternative valuation methods such as recent prices in less active markets or discounted cash flow projections. These valuations are reviewed internally and by external valuers.

5.4	Inventory

The fair value of inventory acquired in a business combination is determined based on its estimated selling price in the ordinary course of business less the estimated costs of completion and sale.

5.5	Trade and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. Given the short-term nature of trade receivables the carrying amount is a reasonable approximation of fair value.

5.6	Derivatives

The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds).

The fair value of commodity and other price derivatives is based on a valuation model. The valuation model (which includes when relevant the consideration of credit risk) discounts the estimated future cash flows based on the terms and maturity of each contract using forward curves and market interest rates at the reporting date.

5.7	Non-derivatives financial liabilities

The fair value of non-derivative financial liabilities, which is determined for disclosure purposes, is calculated by discounting the future contractual cash flows at the current market interest rates that are available for similar financial instruments.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

5.	Determination of fair values (continued)

5.8	Pension and post-employment medical benefits

The valuation of the Group’s defined benefit pension and post-employment medical plans is outlined in note 3.13(a)(ii).

5.9	Fair value of borrowings acquired

The fair value of borrowings acquired in business combinations is determined using quoted market prices or agreed redemption values at the date of acquisition.

6.	Segment reporting

IFRS 8 “Operating Segments” requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the Chief Operating Decision Maker (“CODM”) in order to allocate resources to the segment and to assess its performance.

The Group’s CODM resides within the immediate parent company of the Group, Reynolds Group Holdings Limited (“RGHL”). Information reported to the Group’s CODM for the purposes of resource allocation and assessment of segment performance is focused on six business segments that exist within the Group. The Group’s operating and reportable business segments under IFRS 8 are as follows:

•	SIG Combibloc — SIG Combibloc is a leading manufacturer of aseptic carton packaging systems for both beverage and liquid food products, ranging from juices and milk to soups and sauces. SIG supplies complete aseptic carton packaging systems, which include aseptic filling machines, aseptic cartons, spouts, caps and closures and related services.

•	Evergreen — Evergreen is a vertically integrated, leading manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk end-markets. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other manufacturers. Evergreen also produces paper products for commercial printing.

•	Closures — Closures is a leading manufacturer of plastic beverage caps, closures and high speed rotary capping equipment primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market.

•	Reynolds Consumer Products — Reynolds Consumer Products is a leading U.S. manufacturer of branded and store branded consumer products such as foil, wraps, waste bags, food storage bags, and disposable tableware and cookware. Prior to the Pactiv acquisition (refer to note 33), the Reynolds Consumer Products segment consisted solely of the Group’s Reynolds consumer products business.

•	Pactiv Foodservice — Pactiv Foodservice is a leading manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups, molded fiber egg cartons, meat and poultry trays, plastic film and aluminum containers. Prior to the Pactiv acquisition (refer to note 33), the Pactiv Foodservice segment consisted solely of the Group’s Reynolds foodservice packaging business. Dopaco, which was acquired in May 2011, is being integrated with the Pactiv Foodservice segment.

•	Graham Packaging — Graham Packaging is a worldwide leader in the design, manufacture and sale of value-added, custom blow molded plastic containers for branded consumer products. Graham Packaging was acquired on September 8, 2011 (refer to note 33).

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

6.	Segment reporting (continued)

The CODM does not review the business activities of the Group based on geography.

The accounting policies applied by each segment are the same as the Group’s accounting policies. Results from operating activities represent the profit earned by each segment without allocation of central administrative revenue and expenses, financial income and expenses, and income tax benefit and expense.

The CODM assesses the performance of the operating segments based on Adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense, net financial expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write downs and equity method profit not distributed in cash.

Inter-segment pricing is determined with reference to prevailing market prices on an arm’s length basis.

Business segment reporting

	For the period ended December 31, 2011
				Reynolds
	SIG			Consumer	Pactiv	Graham	Corporate /
	Combibloc	Evergreen	Closures	Products	Foodservice *	Packaging **	unallocated ***	Total
	(In $ million)

Total external revenue	2,036	1,557	1,317	2,503	3,409	967	—	11,789
Total inter-segment revenue	—	46	12	56	39	—	(153)	—

Total segment revenue	2,036	1,603	1,329	2,559	3,448	967	(153)	11,789
Gross profit	439	224	207	611	524	62	(3)	2,064
Expenses and other income	(234)	(69)	(97)	(258)	(402)	(86)	(8)	(1,154)
Share of profit of associates and joint ventures	15	2	—	—	—	—	—	17

Earnings before interest and tax (“EBIT”)	220	157	110	353	122	(24)	(11)	927
Financial income								6
Financial expenses								(1,420)

Loss before income tax								(487)
Income tax benefit								60

Loss after income tax								(427)

Earnings before interest and tax (“EBIT”)	220	157	110	353	122	(24)	(11)	927
Depreciation and amortization	260	60	81	150	292	129	—	972

Earnings before interest, tax, depreciation and amortization (“EBITDA”)	480	217	191	503	414	105	(11)	1,899

*	Represents the results of operations of the Reynolds foodservice packaging business and the Pactiv foodservice packaging business for the full year ended December 31, 2011 and the results of operations of Dopaco for the period from May 2, 2011 to December 31, 2011.

**	Represents the results of operations of Graham Packaging from September 8, 2011 to December 31, 2011.

***	Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

6.	Segment reporting (continued)

	For the period ended December 31, 2011
				Reynolds
	SIG			Consumer	Pactiv	Graham	Corporate /
	Combibloc	Evergreen	Closures	Products	Foodservice *	Packaging **	unallocated ***	Total
	(In $ million)

Earnings before interest, tax, depreciation and amortization (“EBITDA”)	480	217	191	503	414	105	(11)	1,899
Included in EBITDA:
Asset impairment charges	4	—	1	—	7	—	—	12
Business acquisition and integration costs	—	—	—	5	45	9	26	85
Business interruption costs (recoveries)	2	—	1	(1)	—	—	—	2
Change of control payments	—	—	—	—	—	12	—	12
Equity method profit not distributed in cash	(8)	(2)	—	—	—	—	—	(10)
Gain on modification of plan benefits	—	—	—	—	—	—	(25)	(25)
Gain on sale of businesses	—	—	(5)	—	—	—	—	(5)
Impact of purchase price accounting on inventory and leases	—	—	—	—	5	27	—	32
Non-cash inventory charge	—	—	—	1	2	—	—	3
Non-cash pension expense (income)	—	—	—	3	4	—	(49)	(42)
Operational process engineering-related consultancy costs	—	—	—	17	21	—	4	42
Restructuring costs	2	—	5	11	48	3	19	88
SEC registration costs	—	—	—	—	—	—	6	6
Unrealized loss on derivatives	2	2	2	17	3	—	—	26
VAT and custom duties on historical imports	1	—	—	—	—	—	—	1

Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	483	217	195	556	549	156	(30)	2,126

Segment assets	3,218	1,373	1,759	4,882	5,826	4,305	249	21,612
Included in segment assets are:
Additions to property, plant and equipment	185	62	63	33	105	63	—	511
Additions to intangible assets	8	—	3	1	—	5	1	18
Additions to investment properties	4	—	—	—	—	—	—	4
Investments in associates and joint ventures	104	14	—	—	—	1	—	119
Segment liabilities	2,031	412	804	1,396	861	3,931	12,630	22,065

*	Represents the results of operations of the Reynolds foodservice packaging business and the Pactiv foodservice packaging business for the full year ended December 31, 2011 and the results of operations of Dopaco for the period from May 2, 2011 to December 31, 2011.

**	Represents the results of operations of Graham Packaging from September 8, 2011 to December 31, 2011.

***	Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments. In addition, as of December 31, 2011, Corporate / unallocated includes $1,566 million of provisional goodwill related to the Graham Packaging Acquisition (refer to notes 22 and 33) that has not yet been allocated to the operating segments.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

6.	Segment reporting (continued)

	For the period ended December 31, 2010
				Reynolds
	SIG			Consumer	Pactiv	Corporate /
	Combibloc	Evergreen	Closures *	Products **	Foodservice ***	unallocated ****	Total
	(In $ million)

Total external revenue	1,846	1,580	1,167	1,334	847	—	6,774
Total inter-segment revenue	—	3	7	44	77	(131)	—

Total segment revenue	1,846	1,583	1,174	1,378	924	(131)	6,774
Gross profit	464	209	185	327	65	—	1,250
Expenses and other income	(213)	(67)	(89)	(113)	(106)	(9)	(597)
Share of profit of associates and joint ventures	16	2	—	—	—	—	18

Earnings before interest and tax (“EBIT”)	267	144	96	214	(41)	(9)	671
Financial income							52
Financial expenses							(750)

Loss before income tax							(27)
Income tax expense							(75)

Loss after income tax							(102)

Earnings before interest and tax (“EBIT”)	267	144	96	214	(41)	(9)	671
Depreciation and amortization	243	62	79	62	58	—	504

Earnings before interest, tax, depreciation and amortization (“EBITDA”)	510	206	175	276	17	(9)	1,175

*	Includes the results of operations of CSI Americas for the period from February 1, 2010 to December 31, 2010.

**	Represents the results of operations of the Reynolds consumer products business for the full year ended December 31, 2010 and the results of operations of the Hefty consumer products business for the period from November 16, 2010 to December 31, 2010.

***	Represents the results of operations of the Reynolds foodservice packaging business for the full year ended December 31, 2010 and the results of operations of the Pactiv foodservice packaging business for the period from November 16, 2010 to December 31, 2010.

****	Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

6.	Segment reporting (continued)

	For the period ended December 31, 2010
				Reynolds
	SIG			Consumer	Pactiv	Corporate /
	Combibloc	Evergreen	Closures *	Products **	Foodservice ***	unallocated ****	Total
	(In $ million)

Earnings before interest, tax, depreciation and amortization (“EBITDA”)	510	206	175	276	17	(9)	1,175
Included in EBITDA:
Adjustment related to settlement of a lease obligation	—	—	—	(2)	—	—	(2)
Asset impairment charges (reversals)	(1)	—	—	—	29	—	28
Black Liquor Credit	—	(10)	—	—	—	—	(10)
Business acquisition costs	—	1	1	—	—	10	12
Business interruption costs	—	—	2	—	—	—	2
CSI Americas gain on acquisition	—	—	(10)	—	—	—	(10)
Equity method profit not distributed in cash	(11)	(3)	—	—	—	—	(14)
Gain on sale of businesses and investment properties	(6)	(2)	—	—	(8)	—	(16)
Impact of purchase price accounting on inventories	—	—	—	25	38	—	63
Operational process engineering-related consultancy costs	—	2	—	6	—	—	8
Pension income	—	—	—	—	—	(5)	(5)
Related party management fees	—	1	—	—	—	—	1
Restructuring costs (recoveries)	11	—	3	(4)	(1)	—	9
Termination of supply agreement	—	—	—	—	7	—	7
Unrealized (gain) loss on derivatives	—	1	(1)	(2)	(1)	—	(3)
VAT and custom duties on historical imports	10	—	—	—	—	—	10

Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	513	196	170	299	81	(4)	1,255

Segment assets	3,439	1,257	1,739	1,763	405	7,111	15,714
Included in segment assets are:
Additions to property, plant and equipment	151	47	82	13	10	12	315
Additions to intangible assets	13	—	—	5	—	—	18
Additions to investment properties	4	—	—	—	—	—	4
Investments in associates and joint ventures	97	13	—	—	—	—	110
Segment liabilities	2,073	392	1,167	1,161	197	10,726	15,716

*	Includes the results of operations of CSI Americas for the period from February 1, 2010 to December 31, 2010.

**	Represents the results of operations of the Reynolds consumer products business for the full year ended December 31, 2010 and the results of operations of the Hefty consumer products business for the period from November 16, 2010 to December 31, 2010.

***	Represents the results of operations of the Reynolds foodservice packaging business for the full year ended December 31, 2010 and the results of operations of the Pactiv foodservice packaging business for the period from November 16, 2010 to December 31, 2010.

****	Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment and acquisition-related assets not allocated to specific segments. It also includes eliminations of transactions and balances between segments.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

6.	Segment reporting (continued)

	For the period ended December 31, 2009
				Reynolds
	SIG			Consumer	Pactiv	Corporate /
	Combibloc	Evergreen	Closures	Products	Foodservice	unallocated *	Total
	(In $ million)

Total external revenue	1,668	1,429	977	1,151	685	—	5,910
Total inter-segment revenue	—	—	3	39	54	(96)	—

Total segment revenue	1,668	1,429	980	1,190	739	(96)	5,910
Gross profit	410	376	161	222	47	3	1,219
Expenses and other income	(229)	(85)	(79)	(31)	(45)	(3)	(472)
Share of profit of associates and joint ventures	9	2	—	—	—	—	11

Earnings before interest and tax (“EBIT”)	190	293	82	191	2	—	758
Financial income							9
Financial expenses							(496)

Profit before income tax							271
Income tax expense							(148)

Profit after income tax							123

Earnings before interest and tax (“EBIT”)	190	293	82	191	2	—	758
Depreciation and amortization	250	64	73	63	52	—	502

Earnings before interest, tax, depreciation and amortization (“EBITDA”)	440	357	155	254	54	—	1,260

*	Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

6.	Segment reporting (continued)

	For the period ended December 31, 2009
				Reynolds
	SIG			Consumer	Pactiv	Corporate /
	Combibloc	Evergreen	Closures	Products	Foodservice	unallocated *	Total
	(In $ million)

Earnings before interest, tax, depreciation and amortization (“EBITDA”)	440	357	155	254	54	—	1,260
Included in EBITDA:
Asset impairment charges	6	6	—	—	1	—	13
Black Liquor Credit	—	(214)	—	—	—	—	(214)
Business acquisition costs	—	1	—	—	—	—	1
Elimination of the effect of the historical Reynolds Consumer hedging policy	—	—	—	91	4	—	95
Equity method profit not distributed in cash	(8)	(2)	—	—	—	—	(10)
Inventory write-off arising on restructure	—	—	—	—	5	—	5
Korean insurance claim	—	(2)	—	—	—	—	(2)
Loss on sale of Baco assets	—	—	—	1	—	—	1
Manufacturing plant flood impact	—	—	—	5	—	—	5
Operational process engineering-related consultancy costs	—	13	—	—	—	—	13
Plant realignment costs	—	—	—	2	—	—	2
Related party management fees	—	3	—	—	—	—	3
Restructuring costs	38	3	3	5	9	—	58
Transition costs	—	—	—	24	—	—	24
Unrealized gain on derivatives	(4)	—	(10)	(102)	(13)	—	(129)
VAT and custom duties on historical imports	3	—	—	—	—	—	3
Write down of assets held for sale	—	1	—	—	—	—	1
Write off of receivables related to sale of Venezuela operations	—	1	—	—	—	—	1

Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	475	167	148	280	60	—	1,130

Segment assets	4,025	1,316	1,432	1,670	512	(1,420)	7,535
Included in segment assets are:
Additions to property, plant and equipment	77	61	69	31	4	—	242
Additions to intangible assets	21	2	—	22	3	—	48
Additions to investment properties	2	—	—	—	—	—	2
Investments in associates and joint ventures	90	10	—	—	4	—	104
Segment liabilities	1,255	1,034	970	1,158	267	1,992	6,676

*	Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

6.	Segment reporting (continued)

Information about geographic area

The Group’s revenue from external customers and information about its segment assets (total non-current assets excluding financial instruments, non-current receivables, deferred tax assets and post-employment benefit assets) by geographical origin are detailed below. In presenting information on a geographical basis, revenue and assets have been based in the location of the business operations:

		Remaining
		North
		American			South
	USA	Region	Europe	Asia	America	Other	Total
	(In $ million)

Total external revenue
For the period ended December 31, 2011	7,990	628	1,742	941	375	113	11,789
For the period ended December 31, 2010	3,829	299	1,498	759	292	97	6,774
For the period ended December 31, 2009	3,279	230	1,483	656	249	13	5,910
Non-current assets
As of December 31, 2011	14,049	405	1,637	912	225	58	17,286
As of December 31, 2010	9,073	369	1,769	855	122	60	12,248

There was no revenue from external customers in Luxembourg, where BP I and BP II are domiciled, for the period ended December 31, 2011 (2010: none; 2009: none). There were no total non-current assets in Luxembourg as of December 31, 2011 (December 31, 2010: none).

Information about major customers

The Group does not have revenue from transactions with a single external customer amounting to 10% or more of the Group’s revenue.

Information about major product lines

Supplemental information on net sales by major product line is set forth below:

	For the period ended December 31,
	2011	2010	2009
	(In $ million)

Foodservice packaging	3,448	924	739
Aseptic carton packaging	2,036	1,846	1,668
Caps and closures	1,329	1,174	980
Waste and storage products	992	509	433
Cooking products	822	768	757
Tablewares	745	101	—
Cartons	775	755	757
Beverage containers	646	—	—
Liquid packaging board	441	416	336
Paper products	387	412	336
Household product containers	175	—	—
Other product containers	146	—	—
Inter-segment eliminations	(153)	(131)	(96)

Total Revenue	11,789	6,774	5,910

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

7.	Revenue

	For the period ended December 31,
	2011	2010	2009
	(In $ million)

Sale of goods	11,699	6,692	5,845
Services	90	82	65

Total Revenue	11,789	6,774	5,910

8.	Other income

	For the period ended December 31,
	2011	2010	2009
	(In $ million)

Adjustment related to settlement of a lease obligation	—	2	—
CSI Americas gain on acquisition	—	10	—
Gain on sale of businesses	5	—	—
Gain on sale of investment properties	—	16	—
Gain on sale of non-current assets	—	5	4
Income from facility management	12	11	15
Income from miscellaneous services	6	8	11
Insurance claims	6	—	4
Landfill tipping fees received	5	—	—
Rental income from investment properties	6	6	5
Royalty income	4	2	2
Sale of by-products	29	25	18
Unrealized gains on derivatives	—	4	129
Other	14	13	13

Total other income	87	102	201

9.	General and administration expenses

	For the period ended December 31,
	2011	2010	2009
	(In $ million)

Research and development expenses	(145)	(107)	(99)
Auditors’ remunerations to PricewaterhouseCoopers, comprising:
Audit fees	(12)	(11)	(7)
Other audit related fees(a)	(7)	(5)	(5)
Tax fees(b)	(1)	(1)	(12)

(a)	Other audit related fees include services for the audit or review of financial information other than year end or interim financial statements (including audits of carve out financial statements for debt refinancing and covenant reporting under bank facilities).

(b)	In 2009, $12 million was incurred for tax advice from PricewaterhouseCoopers LLP regarding alternative fuel mixtures credits. These costs have been recognized as a component of cost of sales during the period ended December 31, 2009.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

10.	Other expenses

		For the period ended December 31,
	Note	2011	2010	2009
		(In $ million)

Asset impairment charges		(12)	(29)	(13)
Business acquisition costs		(38)	(13)	—
Business integration costs		(43)	—	—
Net foreign currency exchange loss		(7)	(3)	(3)
Operational process engineering-related consultancy costs		(42)	(7)	(13)
Related party management fees	30	—	(1)	(3)
Restructuring costs		(88)	(9)	(58)
SEC registration costs		(6)	—	—
Unrealized losses on derivatives		(26)	—	—
VAT and custom duties on historical imports		(1)	(11)	(3)
Other		(5)	(7)	(3)

Total other expenses		(268)	(80)	(96)

11.	Personnel expenses

Personnel expenses recognized in the statements of comprehensive income were $1,965 million for the period ended December 31, 2011 (2010: $1,229 million; 2009: $1,167 million). Personnel expenses include salaries, wages, employee related taxes, short-term employee benefits, pension benefits, post-employment medical benefits and other long-term employee benefits. For additional details related to the post-employment benefit plans, refer to note 26.

12.	Financial income and expenses

		For the period ended December 31,
	Note	2011	2010	2009
		(In $ million)

Interest income		6	5	6
Interest income on related party loans		—	3	1
Net change in fair value of derivatives		—	44	2

Financial income		6	52	9

Interest expense:
August 2011 Credit Agreement		(168)	—	—
2009 Credit Agreement		(29)	(135)	(13)
August 2011 Notes		(85)	—	—
February 2011 Notes		(139)	—	—
October 2010 Notes		(243)	(50)	—
May 2010 Notes		(88)	(56)	—
2009 Notes		(147)	(134)	(20)
2007 Notes		(109)	(104)	(110)
Pactiv 2012 Notes		(15)	(2)	—
Pactiv 2017 Notes		(24)	(3)	—
Pactiv 2018 Notes		(1)	—	—

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

12.	Financial income and expenses (continued)

		For the period ended December 31,
	Note	2011	2010	2009
		(In $ million)

Pactiv 2025 Notes		(22)	(3)	—
Pactiv 2027 Notes		(17)	(2)	—
Graham Packaging 2014 Notes		(12)	—	—
Graham Packaging 2017 Notes		(3)	—	—
Graham Packaging 2018 Notes		(3)	—	—
2008 Reynolds Senior Credit Facilities		—	—	(66)
2007 SIG Senior Credit Facilities		—	—	(47)
CHH Facility		—	(8)	(22)
Blue Ridge Facility		—	—	(2)
Related party borrowings	30	(1)	—	(12)
Amortization of:
Debt issue costs:
2011 Credit Agreement		(4)	—	—
2009 Credit Agreement(a)		(86)	(10)	(1)
August 2011 Notes		(2)	—	—
February 2011 Notes		(2)	—	—
October 2010 Notes		(10)	(2)	—
May 2010 Notes		(3)	(2)	—
2009 Notes		(8)	(9)	(1)
2007 Notes		(4)	(4)	(4)
2008 Reynolds Senior Credit Facilities		—	—	(19)
2007 SIG Senior Credit Facilities		—	—	(3)
CHH Facility		—	—	(1)
Debt commitment letter fees(b)(c)		(68)	(98)	—
Credit Agreement amendment fees		(11)	(12)	—
Fair value adjustment of acquired notes		14	1	—
Original issue discounts(a)		(42)	(6)	(1)
Embedded derivatives		11	3	—
Graham Packaging Notes tender offer fees		(5)	—	—
Unamortized debt issue costs written off		—	—	(36)
Net change in fair values of derivatives		(20)	—	—
Net foreign currency exchange loss		(55)	(101)	(131)
Other		(19)	(13)	(7)

Financial expenses		(1,420)	(750)	(496)

Net financial expenses		(1,414)	(698)	(487)

(a)	In February 2011, the 2009 Credit Agreement was repaid in full with the proceeds from the February 2011 Notes as well as proceeds from the February 2011 Credit Agreement. As a result of such repayments, the unamortized debt issuance costs of $86 million and unamortized original issuance discount of $38 million related to the 2009 Credit Agreement were expensed during the period ended December 31, 2011.

(b)	A debt commitment letter to fund the Graham Packaging Acquisition (refer to note 33) was initially for an amount up to $5 billion and was subject to certain conditions and adjustments, and resulted in the

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

12.	Financial income and expenses (continued)

Group incurring $68 million of fees. The proceeds from the issuance of the August 2011 Notes and drawings under the August 2011 Credit Agreement were used to finance the Graham Packaging Acquisition (refer to note 33). As the commitments under the debt commitment letter were not utilized, the Group expensed $68 million of the fees during the period ended December 31, 2011.

(c)	A debt commitment letter to fund the Pactiv Acquisition (refer to note 33) was initially for an amount up to $5 billion and was subject to certain conditions and adjustments, and resulted in the Group incurring $98 million of fees. The proceeds from the issuance of the October 2010 Notes and the additional borrowings under the 2009 Credit Agreement were used to finance the Pactiv acquisition. As the commitments under the debt commitment letter were not utilized, the Group expensed $98 million of fees during the period ended December 31, 2010.

Refer to note 25 for information on the Group’s borrowings.

13.	Income tax

	For the period ended December 31,
	2011	2010	2009
	(In $ million)

Current tax expense
Current period	(148)	(117)	(115)
Adjustment for prior periods	—	—	(2)

	(148)	(117)	(117)

Deferred tax benefit (expense)
Origination and reversal of temporary differences	189	36	(40)
Tax rate modifications	8	—	(4)
Recognition of previously unrecognized tax losses and temporary differences	18	6	12
Adjustments for prior periods	(7)	—	1

	208	42	(31)

Income tax benefit (expense)	60	(75)	(148)

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

13.	Income tax (continued)

13.1  Reconciliation of effective tax rate

	For the period ended December 31,
	2011	2010	2009
	(In $ million)

Reconciliation of effective tax rate
Profit (loss) before income tax	(487)	(27)	271
Income tax using the New Zealand tax rate of 28% (2010 and 2009: 30%)	136	8	(81)
Effect of tax rates in foreign jurisdictions	47	(8)	29
Effect of tax rates in state and local tax	(1)	(5)	(13)
Non-deductible expenses and permanent differences	(95)	(32)	(4)
Tax exempt income and income at a reduced tax rate	9	10	6
Withholding tax	(28)	(10)	(3)
Controlled foreign corporation tax	2	(11)	(17)
Tax rate modifications	8	—	(4)
Recognition of previously unrecognized tax losses and temporary differences	18	6	21
Unrecognized tax losses and temporary differences	(48)	(61)	(82)
Tax uncertainties	8	—	—
Cellulosic biofuel credits	—	29	—
Credits	4	2	—
Other	3	(3)	1
Over (under) provided in prior periods	(3)	—	(1)

Total current period income tax (expense) benefit	60	(75)	(148)

14.	Other comprehensive income

	For the period ended December 31,
	2011		2010		2009
		Tax		Tax		Tax
	Pre-Tax	Effect	Pre-Tax	Effect	Pre-Tax	Effect
	(In $ million)

Exchange difference on translating foreign operations	(22)	—	276	—	71	—
Cash flow hedges	—	—	—	—	19	(7)

Total other comprehensive income	(22)	—	276	—	90	(7)

During the period ended December 31, 2010, the Group transferred $49 million of the exchange difference on translating foreign operations, which had been previously recognized in other comprehensive income to the profit or loss primarily as a result of the internal restructuring of legal entities within the SIG segment.

During the period ended December 31, 2009, the Group transferred $12 million of cash flow hedges which had been previously recognized in other comprehensive income to the profit or loss following the derivatives becoming ineffective hedges when the underlying borrowings were repaid.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

15.	Cash and cash equivalents

	As of December 31,
	2011	2010
	(In $ million)

Cash at bank and on hand	445	591
Short-term deposits	152	72

Total cash and cash equivalents	597	663

16.	Trade and other receivables

	As of December 31,
	2011	2010
	(In $ million)

Trade receivables	1,344	977
Provisions for doubtful debts	(25)	(22)

	1,319	955
Related party receivables (refer to note 30)	31	36
Other receivables	151	154

Total current trade and other receivables	1,501	1,145

Total non-current receivables	50	47

16.1	Movement in provision for doubtful debts

	As of December 31,
	2011	2010
	(In $ million)

Balance at the beginning of the period	(22)	(22)
Doubtful debts charges recognized	(10)	(8)
Doubtful debts provision applied against trade receivable balance	1	6
Reversal of doubtful debts charges previously recognized	6	2

Balance at the end of the period	(25)	(22)

The doubtful debts charge recognized of $10 million for the period ended December 31, 2011 (2010: $8 million; 2009: $4 million) relates to increases required as a result of management’s review of the trade receivable balances.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

16.	Trade and other receivables (continued)

16.2  Balances net of provision for doubtful debts

	As of December 31,
	2011	2010
	(In $ million)

Current	1,211	842
Past due 0 to 30 days	81	91
Past due 31 days to 60 days	9	6
Past due 61 days to 90 days	5	2
More than 91 days	13	14

Balance at the end of the period	1,319	955

The individual operating divisions within the Group have reviewed their respective past due trade receivable balances on either an individual or collective basis in conjunction with their current level of credit insurance, where applicable. Based on past experience, the Group believes that no further allowance for doubtful debts other than that recognized is necessary.

17.	Assets and liabilities held for sale

	As of December 31,
	2011	2010
	(In $ million)

Assets
Trade receivables	10	—
Inventories	15	—
Property, plant and equipment	44	18
Pension asset	1	—

Total net assets held for sale	70	18
Liabilities
Trade and other payables	14	—
Other liabilities	6	—

Liabilities directly associated with assets held for sale	20	—

Net assets held for sale	50	18

During the period ended December 31, 2011, the Group decided to sell the Pactiv Foodservice laminating operations in Louisville, Kentucky and certain property, plant and equipment. The sale was completed on January 2012 (refer to note 37).

During the period ended December 31, 2010, the Group finalized the sale of the Downingtown facility and recorded an impairment charge of $7 million on the Richmond facility.

Efforts to dispose of the remaining net assets held for sale are currently progressing and are expected to be completed in the next twelve month period.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

18.	Inventories

	As of December 31,
	2011	2010
	(In $ million)

Raw materials and consumables	556	379
Work in progress	229	167
Finished goods	898	646
Engineering and maintenance materials	159	146
Provision against inventory	(69)	(57)

Total inventory	1,773	1,281

During the period ended December 31, 2011, the raw materials elements of inventory recognized as a component of cost of sales totaled $5,750 million (2010: $3,053 million; 2009: $2,684 million). In addition, purchase price adjustments to inventory charged to cost of sales totaled $33 million for the period ended December 31, 2011 (2010: $64 million; 2009: none).

During the period ended December 31, 2011, there were no material write-downs of inventories to net realizable value (2010: $3 million; 2009: $10 million). There were no material reversals of write-downs during 2011 (2010: $2 million; 2009; none). The inventory write-downs and reversals are included in cost of sales.

The U.S. Internal Revenue Code provided a tax credit for companies that use alternative fuel mixtures to produce energy to operate their businesses. The credit, equal to $0.50 per gallon of alternative fuel contained in the mixture, was refundable to the taxpayer. During May 2009, the Group received notification that its application to be registered as an alternative fuel mixer at its Canton and Pine Bluff facilities (within the Evergreen segment) had been approved. For the year ended December 31, 2009, the Group filed claims for alternative fuel mixture credits covering eligible periods from January 2009 to December 2009, totaling approximately $235 million. As a result of these claims, the Group recognized during the period ended December 31, 2009 a reduction of $214 million in its cost of sales, being the claim value net of applicable expenses. In 2010, the Group filed for additional claims based on information released by the Internal Revenue Service in 2010 clarifying how the volume of alternative fuel mixture used in the production process that qualifies for the tax credit should be determined. As a result, the Group recognized during the period ended December 31, 2010 a reduction of $10 million in its cost of sales, being the claim value net of applicable expenses. The Group recognized no such credits in the period ended December 31, 2011.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

19.	Property, plant and equipment

					Leased	Financed
		Buildings and	Plant and	Capital work	assets	leased
	Land	improvements	equipment	in progress	lessor	assets	Total
	(In $ million)

As of December 31, 2011
Cost	239	1,019	4,041	330	334	28	5,991
Accumulated depreciation	—	(178)	(1,112)	—	(156)	(4)	(1,450)
Accumulated impairment losses	(2)	—	(4)	—	—	—	(6)

Carrying amount as of December 31, 2011	237	841	2,925	330	178	24	4,535

As of December 31, 2010
Cost	218	776	2,668	201	268	28	4,159
Accumulated depreciation	—	(83)	(686)	—	(114)	(2)	(885)
Accumulated impairment losses	—	(3)	(5)	—	—	—	(8)

Carrying amount as of December 31, 2010	218	690	1,977	201	154	26	3,266

Carrying amount as of January 1, 2011	218	690	1,977	201	154	26	3,266
Acquisitions through business combinations (refer to note 33)	44	232	1,164	85	—	—	1,525
Additions	—	6	38	416	51	—	511
Capitalization of borrowing costs	—	—	2	2	—	—	4
Disposals	(1)	(9)	(6)	—	(2)	—	(18)
Depreciation for the period	—	(94)	(501)	—	(54)	(1)	(650)
Impairment losses	(2)	(5)	(1)	—	—	—	(8)
Transfers to intangible assets	—	—	—	(2)	—	—	(2)
Transfers to assets held for sale	(10)	(8)	(3)	—	—	—	(21)
Other transfers	(10)	39	303	(369)	33	—	(4)
Effect of movements in exchange rates	(2)	(10)	(48)	(3)	(4)	(1)	(68)

Carrying amount as of December 31, 2011	237	841	2,925	330	178	24	4,535

Carrying amount as of January 1, 2010	124	399	1,109	80	110	3	1,825
Acquisitions through business combinations (refer to note 33)	83	328	944	64	—	24	1,443
Additions	10	1	47	223	71	—	352
Capitalization of borrowing costs	—	—	—	1	—	—	1
Disposals	(2)	(6)	(19)	—	(3)	—	(30)
Depreciation for the period	—	(30)	(240)	—	(46)	(1)	(317)
Impairment losses	—	(3)	(5)	—	—	—	(8)
Transfers to assets held for sale	—	12	(13)	—	—	—	(1)
Transfers to intangibles	—	—	(3)	—	—	—	(3)
Other transfers	—	(3)	154	(168)	17	—	—
Effect of movements in exchange rates	3	(8)	3	1	5	—	4

Carrying amount as of December 31, 2010	218	690	1,977	201	154	26	3,266

The depreciation charge of $650 million for the period ended December 31, 2011 (2010: $317 million; 2009: $331 million) is recognized in the statements of comprehensive income as a component of cost of sales (2011: $625 million; 2010: $302 million; 2009: $318 million), selling, marketing and distribution expenses (2011: $4 million; 2010: $3 million; 2009: $4 million) and general and administration expenses (2011: $21 million; 2010: $12 million; 2009: $9 million).

During the period ended December 31, 2011, the Group incurred an impairment loss of $9 million (2010: $8 million; 2009: $5 million) related to closures of certain facilities. There were no reversals of impairment

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

19.	Property, plant and equipment (continued)

charges during the period ended December 31, 2011 (2010: none; 2009: none). The recognition and reversal of impairment charges is included in other expenses in the profit or loss component of the statements of comprehensive income.

Refer to note 34 for details of the leased assets lessor category of property, plant and equipment. Refer to note 25 for details of security granted over property, plant and equipment and other assets.

20.	Investment properties

	As of December 31,
	2011	2010
	(In $ million)

Cost	44	81
Accumulated depreciation	(9)	(7)
Accumulated impairment losses	(6)	(6)

Balance at the end of the period	29	68

Balance at the beginning of the period	68	76
Additions	4	4
Disposals	(43)	(16)
Depreciation	(1)	(2)
Transfer from property, plant and equipment	4	—
Impairment (losses) reversals	(4)	1
Effect of movements in exchange rates	1	5

Balance at the end of the period	29	68

Fair value of investment properties	29	68

Investment properties (mainly industrial real estate), held by the Group’s SIG and Closures segments, are leased to third parties. The method for determining the fair value of investment properties is described in note 5.3.

No contingent rents are charged.

The Group has no restrictions on the realizability of its investment property and no contractual obligations to either purchase, construct or develop investment property or for repairs, maintenance and enhancements.

Direct operating expenses (including repairs and maintenance) arising from investment properties that generated rental income during the period ended December 31, 2011 totaled $3 million (2010: $3 million; 2009: $3 million).

There were no direct operating expenses (including repairs and maintenance) arising from investment properties that did not generate rental income during the period ended December 31, 2011 (2010: none; 2009: none).

21.	Current and deferred tax assets and liabilities

The current tax asset of $39 million (2010: $109 million) represents the amount of income taxes recoverable in respect of current and prior periods and that arise from the payment of tax in excess of the

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

21.	Current and deferred tax assets and liabilities (continued)

amounts due to the relevant tax authorities. The current tax liability of $160 million (2010: $145 million) represents the amount of income taxes payable in respect of current and prior periods.

21.1  Unrecognized deferred tax assets

	As of December 31,
	2011	2010
	(In $ million)

Deductible/(taxable) temporary differences	31	20
Tax losses	231	284

Total unrecognized deferred tax assets	262	304

The tax losses of the Group expire over different time intervals depending on local jurisdiction requirements. Certain deductible temporary differences do not expire under current tax legislation in the jurisdiction where the differences arose. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Group can utilize the benefit.

21.2  Unrecognized deferred tax liabilities

To the extent that dividends are expected to be remitted from overseas subsidiaries, joint ventures and associates, and would result in additional income taxes payable, appropriate amounts have been provided for in the statements of financial position. No deferred tax liabilities have been provided for unremitted earnings of the Group’s overseas companies when these amounts are considered permanently reinvested in the businesses of these companies. As of December 31, 2011, the unrecognized deferred tax liabilities associated with unremitted earnings totaled approximately $12 million.

21.3  Movement in recognized deferred tax assets and liabilities

												Unrealized		Net
			Property,					Tax loss			Unrecognized	foreign		deferred tax
			plant and	Investment	Intangible	Employee		carry-		Tax	temporary	currency	Other	assets
	Derivatives	Inventories	equipment	property	assets	benefits	Provisions	forwards	Interest	credits	differences	exchange	items	(liabilities)
	(In $ million)

Balance at the beginning of the period	2	(2)	(194)	(6)	(295)	51	27	104	—	—	(13)	7	6	(313)

Recognized in the profit or loss	(6)	27	(20)	6	56	7	(20)	(9)	9	16	(7)	(8)	(9)	42

Acquired in business combinations	(3)	(16)	(308)	—	(996)	311	27	42	—	18	—	—	86	(839)

Other (including foreign exchange and disposals)	1	—	2	—	—	—	—	—	—	—	—	—	—	3

Balance as of December 31, 2010	(6)	9	(520)	—	(1,235)	369	34	137	9	34	(20)	(1)	83	(1,107)

Recognized in the profit or loss	11	(5)	64	—	62	(10)	(11)	(71)	161	15	(3)	1	(6)	208

Acquired in business combinations	—	(2)	(165)	—	(925)	23	5	372	—	11	(9)	—	74	(616)

Other (including foreign exchange and disposals)	—	(1)	1	—	9	(9)	(1)	1	—	—	1	—	2	3

Balance as of December 31, 2011	5	1	(620)	—	(2,089)	373	27	439	170	60	(31)	—	153	(1,512)

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

21.	Current and deferred tax assets and liabilities (continued)

	As of December 31,
	2011	2010
	(In $ million)

Included in the statement of financial position as:
Deferred tax assets — non-current	27	23
Deferred tax liabilities — non-current	(1,539)	(1,130)

Total recognized net deferred tax liabilities	(1,512)	(1,107)

21.4  Movement in unrecognized deferred taxes

				Total
		Taxable	Deductible	unrecognized
		temporary	temporary	deferred tax
	Tax losses	differences	differences	asset
	(In $ million)

Balance at the beginning of the period	230	1	13	244
Additions and reversals	56	(2)	7	61
Recognition	(6)	—	—	(6)
Acquired in business combinations	20	—	—	20
Other (including foreign exchange and disposals)	(16)	1	—	(15)

Balance as of December 31, 2010	284	—	20	304
Additions and reversals	44	—	4	48
Recognition	(17)	(1)	—	(18)
Acquired in business combinations	20	—	9	29
Other (including foreign exchange and disposals)	(100)	(5)	4	(101)

Balance as of December 31, 2011	231	(6)	37	262

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

22.	Intangible assets

			Customer	Technology &
	Goodwill	Trademarks	relationships	Software	Other	Total
	(In $ million)

As of December 31, 2011
Cost	6,286	2,058	3,758	1,089	241	13,432
Accumulated amortization	—	(24)	(447)	(321)	(109)	(901)

Carrying amount as of December 31, 2011	6,286	2,034	3,311	768	132	12,531

As of December 31, 2010
Cost	4,630	1,803	2,147	535	288	9,403
Accumulated amortization	—	(12)	(280)	(219)	(129)	(640)
Accumulated impairment losses	—	—	—	—	(15)	(15)

Carrying amount as of December 31, 2010	4,630	1,791	1,867	316	144	8,748

Carrying amount as of January 1, 2011	4,630	1,791	1,867	316	144	8,748
Acquisitions through business combinations (refer to note 33)	1,735	256	1,651	547	8	4,197
Additions	—	—	5	8	5	18
Amortization for the period	—	(6)	(153)	(106)	(56)	(321)
Transfers from property, plant and equipment	—	—	—	2	—	2
Other transfers	—	(6)	(24)	—	30	—
Other (refer to note 2.6)	(53)	—	—	—	—	(53)
Effect of movements in exchange rates	(26)	(1)	(35)	1	1	(60)

Carrying amount as of December 31, 2011	6,286	2,034	3,311	768	132	12,531

Carrying amount as of January 1, 2010	1,730	654	635	184	76	3,279
Acquisitions through business combinations (refer to note 33)	2,931	1,114	1,323	189	93	5,650
Other additions	—	—	3	9	7	19
Amortization for the period	—	(5)	(88)	(59)	(33)	(185)
Impairment losses	—	—	—	—	(15)	(15)
Disposals	—	—	—	(1)	—	(1)
Transfers from property, plant and equipment	—	—	—	3	—	3
Other transfers	—	—	—	(15)	15	—
Effect of movements in exchange rates	(31)	28	(6)	6	1	(2)

Carrying amount as of December 31, 2010	4,630	1,791	1,867	316	144	8,748

The amortization charge of $321 million for the period ended December 31, 2011 (2010: $185 million; 2009: $169 million) is recognized in the statements of comprehensive income as a component of cost of sales (2011: $97 million; 2010: $83 million; 2009: $84 million) and general and administration expenses (2011: $224 million; 2010: $102 million; 2009: $85 million).

Refer to note 25 for details of security granted over the Group’s intangible assets.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

22.	Intangible assets (continued)

22.1	Impairment testing for indefinite life intangible assets

Goodwill, certain trademarks and certain other identifiable intangible assets are the only intangibles with indefinite useful lives and therefore are not subject to amortization. Instead, they are tested for impairment at least annually as well as whenever there is an indication that they may be impaired.

For the purposes of goodwill impairment testing, goodwill is tested at the segment level, which is the lowest level within the Group at which goodwill is monitored for internal management purposes.

For the purposes of indefinite life intangible asset impairment testing, indefinite life intangible assets are tested at the segment or lower level group of CGUs that supports the indefinite life intangible assets.

The aggregate carrying amounts of goodwill and indefinite life intangible assets allocated to each segment are as follows:

	As of December 31,
	2011			2010
	Goodwill	Trademarks	Other	Goodwill	Trademarks	Other
	(In $ million)

SIG Combibloc	807	297	—	881	298	—
Evergreen	41	34	—	41	34	—
Pactiv Foodservice	1,650	526	71	—	—	—
Reynolds Consumer Products	1,845	850	—	394	301	—
Closures	377	—	—	386	—	—
Graham Packaging	—	250	—	—	—	—
Unallocated	1,566	—	—	2,928	1,075	78

Total	6,286	1,957	71	4,630	1,708	78

As of the date of these financial statements, provisional goodwill and indefinite life intangible assets of $1,566 million and $250 million, respectively, acquired as a result of the Graham Packaging Acquisition are in the process of being reviewed (refer to note 33) . This process will be completed prior to September 8, 2012. Integration of the Graham Packaging business within the Group is expected to result in synergies within other segments of the Group. Therefore, part of the goodwill from the Graham Packaging Acquisition could be allocated to other segments within the Group. As this process has not yet been finalized, the provisional goodwill related to the Graham Packaging Acquisition is disclosed in the table above as “unallocated” as of December 31, 2011.

The impairment testing for allocated goodwill and indefinite life identifiable intangible assets was performed by comparing the estimated fair value less cost to sell to the segment’s or group of CGUs’ carrying value of net assets, as applicable.

The estimated fair value has been determined using forecasted 2012 Adjusted EBITDA expected to be generated by the relevant segment or group of CGUs multiplied by an earnings capitalization rate (“earnings multiple”). The values assigned to key assumptions represent management’s assessment of future trends in the segment’s industry and are based on both external and internal sources. The forecasted 2012 Adjusted EBITDA has been prepared by segment management using certain key assumptions including selling prices, sales volumes and costs of raw materials. The Forecast 2012 Adjusted EBITDA is subject to review by the Group’s CODM. Earnings multiples reflect recent sale and purchase transactions and comparable company EBITDA trading multiples in the same industry. The earnings multiples applied for December 31, 2011 ranged

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

22.	Intangible assets (continued)

between 7.5x and 8.5x. Costs to sell were estimated to be 2% of the fair value of each segment or group of CGUs.

As of December 31, 2011, there was no impairment in respect of any allocated goodwill or indefinite life identifiable intangible assets (2010: none; 2009: none). If the forecasted 2012 Adjusted EBITDA or the earnings multiples used in calculating fair value less costs to sell had been 10% lower than those used as of December 31, 2011, no impairment would need to be recognized.

The Group did not perform a formal impairment test with respect to the indefinite life identifiable intangible assets and unallocated goodwill arising from the Graham Packaging Acquisition due to the proximity of the acquisition date to the statement of financial position date. However, the Group has performed procedures to determine whether there were triggering events that would indicate the unallocated goodwill and indefinite life identifiable intangible assets were impaired. In undertaking these procedures, the Group considered whether qualitative and quantitative factors indicated that an impairment triggering event had occurred. These factors included consideration of the forecasted 2012 Graham Packaging operation’s EBITDA, expected future cost savings and general economic conditions compared to similar factors assessed as part of the Graham Packaging Acquisition. The assessments concluded that no impairment triggers existed and, as a result, no impairment existed with respect to the unallocated goodwill and indefinite life identifiable intangible assets as of December 31, 2011.

23.	Investments in associates and joint venture equity accounted

Summary of financial information not adjusted for the percentage ownership held by the Group for associates and joint venture (equity method):

					Non-			Non-
	Country of	Interest	Reporting	Current	current	Total	Current	current	Total			Profit
	Incorporation	held	date	assets	assets	assets	liabilities	liabilities	liabilities	Revenue	Expenses	after tax
	(In $ million)

2011
SIG Combibloc Obeikan Company Limited	Kingdom of Saudi Arabia	50.0%	December 31	69	32	101	(42)	(10)	(52)	114	(98)	16
SIG Combibloc Obeikan FZCO	United Arab Emirates	50.0%	December 31	82	27	109	(60)	(2)	(62)	176	(161)	15
Ducart Evergreen Packaging Ltd (“Ducart”)	Israel	50.0%	December 31	12	2	14	(5)	(1)	(6)	21	(19)	2
Banawi Evergreen Packaging Company Limited (“Banawi”)	Kingdom of Saudi Arabia	50.0%	December 31	5	7	12	(3)	—	(3)	12	(10)	2
Eclipse Closures, LLC	USA	49.0%	December 31	—	—	—	(1)	—	(1)	—	(1)	(1)
Graham Blow Pack Private Limited (“GBPPL”)	India	22.0%	September 30	3	5	8	(2)	(3)	(5)	—	—	—

				171	73	244	(113)	(16)	(129)	323	(289)	34

2010
SIG Combibloc Obeikan Company Limited	Kingdom of Saudi Arabia	50.0%	December 31	65	30	95	(51)	(10)	(61)	90	(74)	16
SIG Combibloc Obeikan FZCO	United Arab Emirates	50.0%	December 31	76	38	114	(64)	(4)	(68)	161	(145)	16
Ducart Evergreen Packaging Ltd (“Ducart”)	Israel	50.0%	December 31	13	2	15	(5)	(1)	(6)	19	(17)	2
Banawi Evergreen Packaging Company Limited (“Banawi”)	Kingdom of Saudi Arabia	50.0%	December 31	6	6	12	(3)	—	(3)	13	(11)	2

				160	76	236	(123)	(15)	(138)	283	(247)	36

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

23.	Investments in associates and joint venture equity accounted (continued)

For the purpose of applying the equity method of accounting, the financial statements of the Ducart and Banawi operations for the periods ended November 30, 2011 and 2010 have been used with appropriate adjustments being made for the effects of significant transactions and the Group’s share of results between these dates and December 31, 2011 and 2010, respectively. No adjustment was made with respect to PPPL for purposes of applying the equity method of accounting as there were no significant events or transactions that occurred between September 30, 2011 and December 31, 2011.

There are currently no restrictions in respect of the transfer of funds to the Group in the form of cash dividends or the repayment of loans associated with its investments in SIG Combibloc Obeikan FZCO and GBPPL.

The Ducart and Banawi associates have limitations to the amount of dividends that the associates may declare. Dividends are limited to the associates’ accumulated profits after certain local reserve levels have been attained.

Under the restrictions imposed through the Saudi Industrial Development Fund (“SIDF”) resulting from the Group’s concessional funding loan to SIG Combibloc Obeikan Co. Limited, the maximum dividend or cash distribution able to be paid to the Group from this venture in any fiscal year cannot exceed 25% of the paid-up-capital or SIDF loan value.

The Eclipse Closures, LLC joint venture has an annual mandatory tax distribution on or before March 31 of each year to distribute cash to members according to their respective percentage of shares. The distribution is equal to the prior year’s profit and highest combined federal and state income taxes at rates payable by any member. However, due to losses incurred, no mandatory tax distribution is due on March 31, 2012.

Movements in carrying values of investments in associates and joint ventures (equity method)

	As of December 31,
	2011	2010
	(In $ million)

Balance at the beginning of the period	110	104
Share of profit, net of income tax	17	18
Acquisition through business combination	2	—
Disposal, decrease or dilution in investment in associates	—	(3)
Dividends received	(8)	(4)
Effect of movement in exchange rates	(2)	(5)

Balance at the end of the period	119	110

Amount of goodwill in carrying value of associates and joint ventures (equity method)	52	56

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

24.	Trade and other payables

	As of December 31,
	2011	2010
	(In $ million)

Trade payables	847	712
Related party payables (refer to note 30)	47	14
Other payables and accrued expenses	886	519

Total trade and other payables	1,780	1,245

Current	1,747	1,236
Non-current	33	9

Total trade and other payables	1,780	1,245

25.	Borrowings

		As of December 31,
	Note	2011	2010
		(In $ million)

August 2011 Credit Agreement(a)(u)		247	—
2009 Credit Agreement(b)(v)		—	136
Pactiv 2012 Notes(m)(ac)		253	—
Other borrowings(ae)		20	4

Current borrowings		520	140

August 2011 Credit Agreement(a)(u)		4,243	—
2009 Credit Agreement(b)(v)		—	3,890
August 2011 Senior Secured Notes(c)(w)		1,468	—
August 2011 Senior Notes(d)(w)		972	—
February 2011 Senior Secured Notes(e)(x)		999	—
February 2011 Senior Notes(f)(x)		993	—
October 2010 Senior Secured Notes(g)(y)		1,473	1,470
October 2010 Senior Notes(h)(y)		1,466	1,464
May 2010 Notes(i)(z)		980	978
2009 Notes(j)(aa)		1,642	1,648
2007 Senior Notes(k)(ab)		606	621
2007 Senior Subordinated Notes(l)(ab)		530	542
Pactiv 2012 Notes(m)(ac)		—	261
Pactiv 2017 Notes(n)(ac)		314	316
Pactiv 2018 Notes(o)(ac)		17	17
Pactiv 2025 Notes(p)(ac)		269	269
Pactiv 2027 Notes(q)(ac)		197	197
Graham Packaging 2014 Notes(r)(ad)		367	—
Graham Packaging 2017 Notes(s)(ad)		14	—
Graham Packaging 2018 Notes(t)(ad)		19	—
Related party borrowings	30	39	16
Other borrowings(ae)		33	28

Non-current borrowings		16,641	11,717

Total borrowings		17,161	11,857

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

25.	Borrowings (continued)

	As of December 31,
	2011	2010
	(In $ million)

(a) August 2011 Credit Agreement (current and non-current)	4,574	—
Transaction costs	(65)	—
Original issue discount	(19)	—

Carrying amount	4,490	—

(b) 2009 Credit Agreement (current and non-current)	—	4,150
Transaction costs	—	(86)
Original issue discount	—	(38)

Carrying amount	—	4,026

(c) August 2011 Senior Secured Notes	1,500	—
Transaction costs	(33)	—
Original issue discount	(11)	—
Embedded derivative	12	—

Carrying amount	1,468	—

(d) August 2011 Senior Notes	1,000	—
Transaction costs	(27)	—
Original issue discount	(7)	—
Embedded derivative	6	—

Carrying amount	972	—

(e) February 2011 Senior Secured Notes	1,000	—
Transaction costs	(15)	—
Embedded derivative	14	—

Carrying amount	999	—

(f) February 2011 Senior Notes	1,000	—
Transaction costs	(17)	—
Embedded derivative	10	—

Carrying amount	993	—

(g) October 2010 Senior Secured Notes	1,500	1,500
Transaction costs	(35)	(39)
Embedded derivative	8	9

Carrying amount	1,473	1,470

(h) October 2010 Senior Notes	1,500	1,500
Transaction costs	(43)	(46)
Embedded derivative	9	10

Carrying amount	1,466	1,464

(i) May 2010 Notes	1,000	1,000
Transaction costs	(28)	(31)
Embedded derivative	8	9

Carrying amount	980	978

(j) 2009 Notes	1,707	1,723
Transaction costs	(59)	(69)
Original issue discount	(17)	(19)
Embedded derivative	11	13

Carrying amount	1,642	1,648

(k) 2007 Senior Notes	621	638
Transaction costs	(15)	(17)

Carrying amount	606	621

(l) 2007 Senior Subordinated Notes	544	558
Transaction costs	(14)	(16)

Carrying amount	530	542

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

25.	Borrowings (continued)

	As of December 31,
	2011	2010
	(In $ million)

(m) Pactiv 2012 Notes	249	249
Fair value adjustment at acquisition	4	12

Carrying amount	253	261

(n) Pactiv 2017 Notes	300	300
Fair value adjustment at acquisition	14	16

Carrying amount	314	316

(o) Pactiv 2018 Notes	16	16
Fair value adjustment at acquisition	1	1

Carrying amount	17	17

(p) Pactiv 2025 Notes	276	276
Fair value adjustment at acquisition	(7)	(7)

Carrying amount	269	269

(q) Pactiv 2027 Notes	200	200
Fair value adjustment at acquisition	(3)	(3)

Carrying amount	197	197

(r) Graham Packaging 2014 Notes	355	—
Fair value adjustment at acquisition	5	—
Embedded derivative	7	—

Carrying amount	367	—

(s) Graham Packaging 2017 Notes	14	—

Carrying amount	14	—

(t) Graham Packaging 2018 Notes	19	—

Carrying amount	19	—

(u)  August 2011 Credit Agreement

Reynolds Group Holdings Limited (“RGHL”), the immediate parent of the Group, and certain members of the Group are parties to an amended and restated senior secured credit agreement dated August 9, 2011 (the “August 2011 Credit Agreement”), which amended and restated the terms of the February 2011 Credit Agreement (as defined below). The August 2011 Credit Agreement comprises the following term and revolving tranches:

				Applicable interest
			Value drawn or	rate for the
		Original facility	utilized at	period ended
	Maturity Date	value	December 31, 2011	December 31, 2011
	(In million)

Term Tranches
Tranche B Term Loan ($)(1)	February 9, 2018	2,325	2,283	4.250% - 6.500%
Tranche C Term Loan ($)	August 9, 2018	2,000	1,974	6.500%
European Term Loan (€)	February 9, 2018	250	246	5.000% - 6.750%
Revolving Tranches(2)
Revolving Tranche ($)	November 5, 2014	120	85	—
Revolving Tranche (€)	November 5, 2014	80	17	—

(1)	In connection with the August 2011 Credit Agreement, the U.S. Term Loans under the February 2011 Credit Agreement were redesignated as “Tranche B Term Loans”.

(2)	The Revolving Tranches were utilized in the form of bank guarantees and letters of credit.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

25.	Borrowings (continued)

On September 8, 2011, $2,000 million of incremental term loans were drawn under the August 2011 Credit Agreement. These proceeds, together with the proceeds of the August 2011 Notes (as defined below) and available cash of the Group, were used to finance the Graham Packaging Acquisition (refer to note 33) and to pay related fees and expenses.

RGHL and certain members of the Group have guaranteed on a senior basis the obligations under the August 2011 Credit Agreement and related documents to the extent permitted by law. Certain guarantors have granted security over certain of their assets to support the obligations under the August 2011 Credit Agreement. This security is expected to be shared on a first priority basis with the note holders under the 2009 Notes, the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes and the August 2011 Senior Secured Notes (each as defined below and together the “Secured Notes”). Graham Packaging Holdings Company and its subsidiaries (the “Graham Group”) have not guaranteed the August 2011 Credit Agreement or granted security to support the obligations under the August 2011 Credit Agreement.

Indebtedness under the August 2011 Credit Agreement may be voluntarily repaid in whole or in part, subject to a 1% prepayment premium in the case of refinancing and certain pricing amendments within specified timeframes, and must be mandatorily repaid in certain circumstances. The borrowers also make quarterly amortization payments of 0.25% of the original outstanding principal in respect of the term loans. Additional principal amortization payments of $50 million per quarter will be payable for so long as certain members of the Graham Group do not guarantee the August 2011 Credit Agreement. The borrowers are also required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% if a specified senior secured leverage ratio is met) as determined in accordance with the August 2011 Credit Agreement.

The August 2011 Credit Agreement contains customary covenants which restrict RGHL and the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling or acquiring assets and making restricted payments, in each case except as permitted under the August 2011 Credit Agreement. RGHL and the Group also have a minimum interest coverage ratio covenant, a maximum senior secured leverage ratio covenant, as well as limitations on capital expenditures. In addition, total assets of the non-guarantor companies (excluding intra-group items but including investments in subsidiaries) are required to be 20% or less of the adjusted consolidated total assets of RGHL and its subsidiaries and the aggregate of the EBITDA of the non-guarantor companies is required to be 20% or less of the consolidated EBITDA of RGHL and its subsidiaries, in each case calculated in accordance with the August 2011 Credit Agreement (which excludes the assets and EBITDA of the Graham Group) and may differ from the measure of Adjusted EBITDA as disclosed in note 6.

As of December 31, 2011, RGHL and the Group were in compliance with all of the covenants.

(v)  February 2011 Credit Agreement and 2009 Credit Agreement

RGHL and certain members of the Group were parties to a senior secured credit agreement dated February 9, 2011 (the “February 2011 Credit Agreement”). The February 2011 Credit Agreement amended and restated a senior secured credit agreement dated November 5, 2009 (the “2009 Credit Agreement”). On February 1, 2011, the Tranche D Term Loan under the 2009 Credit Agreement was repaid with the proceeds of the February 2011 Notes and on February 9, 2011 the Tranche A Term Loan, the Tranche B Term Loan, the Tranche C Term Loan and the European Term Loan under the 2009 Credit Agreement were repaid with the proceeds of the U.S. Term Loan and European Term Loan under the February 2011 Credit Agreement.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

25.	Borrowings (continued)

(w)  August 2011 Notes

On August 9, 2011, Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (Luxembourg) S.A. (together the “Reynolds Issuers”) issued $1,500 million principal amount of 7.875% senior secured notes due 2019 (the “August 2011 Senior Secured Notes”) and $1,000 million principal amount of 9.875% senior notes due 2019 (the “August 2011 Senior Notes” and, together with the August 2011 Senior Secured Notes, the “August 2011 Notes”). Interest on the August 2011 Notes is paid semi-annually on February 15 and August 15.

(x)  February 2011 Notes

On February 1, 2011, the Reynolds Issuers issued $1,000 million principal amount of 6.875% senior secured notes due 2021 (the “February 2011 Senior Secured Notes”) and $1,000 million principal amount of 8.250% senior notes due 2021 (the “February 2011 Senior Notes” and, together with the February 2011 Senior Secured Notes, the “February 2011 Notes”). Interest on the February 2011 Notes is paid semi-annually on February 15 and August 15.

(y)  October 2010 Notes

On October 15, 2010, the Reynolds Issuers issued $1,500 million principal amount of 7.125% senior secured notes due 2019 (the “October 2010 Senior Secured Notes”) and $1,500 million principal amount of 9.000% senior notes due 2019 (the “October 2010 Senior Notes” and, together with the October 2010 Senior Secured Notes, the “October 2010 Notes”). Interest on the October 2010 Notes is paid semi-annually on April 15 and October 15.

(z)  May 2010 Notes

On May 4, 2010, the Reynolds Issuers issued $1,000 million principal amount of 8.500% senior notes due 2018 (the “May 2010 Notes”). Interest on the May 2010 Notes is paid semi-annually on May 15 and November 15.

(aa)  2009 Notes

On November 5, 2009, the Reynolds Issuers issued $1,125 million principal amount of 7.750% senior secured notes due 2016 and €450 million principal amount of 7.750% senior secured notes due 2016 (collectively, the “2009 Notes”). Interest on the 2009 Notes is paid semi-annually on April 15 and October 15.

Assets Pledged as Security for Loans and Borrowings

The shares in BP I have been pledged as collateral to support the obligations under the August 2011 Credit Agreement and the Secured Notes. In addition, BP I and certain subsidiaries of BP I have pledged certain of their assets (including shares and equity interests) as collateral to support the obligations under the August 2011 Credit Agreement and the Secured Notes.

Terms Governing the Notes

As used herein “Notes” refers to the August 2011 Notes, the February 2011 Notes, the October 2010 Notes, the May 2010 Notes and the 2009 Notes.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

25.	Borrowings (continued)

Certain Guarantee and Security Arrangements

All of the guarantors of the August 2011 Credit Agreement have guaranteed the obligations under the Notes to the extent permitted by law.

Certain guarantors have granted security over certain of their assets to support the obligations under the Secured Notes. This security is expected to be shared on a first priority basis with the creditors under the August 2011 Credit Agreement.

Notes Indentures Restrictions

The respective indentures governing the Notes all contain customary covenants which restrict the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling assets and making restricted payments, in each case except as permitted under the respective indentures governing the Notes.

Early Redemption Option and Change in Control Provisions

Under the respective indentures governing the Notes, the Reynolds Issuers, at their option, can elect to redeem the Notes under terms and conditions specified in the respective indentures. The terms of the early redemption constitute an embedded derivative. In accordance with the Group’s accounting policy for embedded derivatives, the Group has recognized embedded derivatives in relation to the redemption provisions of the indentures governing the respective Notes.

Under the respective indentures governing the Notes, in certain circumstances which would constitute a change in control, the holders of the Notes have the right to require the Reynolds Issuers to repurchase the Notes at a premium.

U.S. Securities and Exchange Commission Registration Rights

Pursuant to separate registration rights agreements entered into with the initial purchasers of the Notes, the Reynolds Issuers have agreed (i) to file with the U.S. Securities and Exchange Commission (“SEC”) an exchange offer registration statement pursuant to which the Reynolds Issuers will separately exchange the Notes for a like aggregate principal amount of new registered notes that are identical in all material respects to the respective Notes, except for certain provisions, among others, relating to additional interest and transfer restrictions; or (ii) under certain circumstances, to file a shelf registration statement with the SEC.

The respective registration rights agreements for the Notes require the relevant filing to be effective within 12 months from the issuance of the Notes. If this does not occur, the Reynolds Issuers are required to pay additional interest of up to a maximum of 1.00% per annum. Additional interest on the 2009 Notes commenced on November 5, 2010 and ended on November 5, 2011. Additional interest on the May 2010 Notes commenced on May 4, 2011 and ends on May 4, 2012. Additional interest on the October 2010 Notes commenced on October 15, 2011 and ends on October 15, 2012. Additional interest on the February 2011 Notes commenced on February 1, 2012 and ends on February 1, 2013. For the period ended December 31, 2011, the Group expensed additional interest of $10 million, $3 million, and $2 million related to the 2009 Notes, May 2010 Notes and October 2010 Notes, respectively. As of December 31, 2011, the accrued additional interest related to these series of notes was $3 million.

(ab)  2007 Notes

On June 29, 2007, BP II issued €480 million principal amount of 8.000% senior notes due 2016 (the “2007 Senior Notes”) and €420 million principal amount of 9.500% senior subordinated notes due 2017 (the “2007 Senior Subordinated Notes” and, together with the 2007 Senior Notes, the “2007 Notes”). Interest on the 2007 Notes is paid semi-annually on June 15 and December 15.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

25.	Borrowings (continued)

The 2007 Senior Notes are secured on a second-priority basis and the 2007 Senior Subordinated Notes are secured on a third-priority basis, by all of the equity interests of BP I held by RGHL and the receivables under a loan of the proceeds of the 2007 Notes made by BP II to BP I. All of the guarantors of the August 2011 Credit Agreement have guaranteed the obligations under the 2007 Notes to the extent permitted by law.

The indentures governing the 2007 Notes contain customary covenants which restrict the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling assets and making restricted payments, in each case except as permitted under the indentures governing the 2007 Notes.

In certain circumstances which would constitute a change in control, the holders of the 2007 Notes have the right to require BP II to repurchase the 2007 Notes at a premium.

(ac)  Pactiv Notes

As of December 31, 2011 and December 31, 2010, the Group had outstanding:

•	$249 million in principal amount of 5.875% Notes due 2012 which were issued by Pactiv (as defined in note 33) (the “Pactiv 2012 Notes”);

•	$300 million in principal amount of 8.125% Debentures due 2017 which were issued by Pactiv (the “Pactiv 2017 Notes”);

•	$16 million in principal amount of 6.400% Notes due 2018 which were issued by Pactiv (the “Pactiv 2018 Notes”);

•	$276 million in principal amount of 7.950% Debentures due 2025 which were issued by Pactiv (the “Pactiv 2025 Notes”); and

•	$200 million in principal amount of 8.375% Debentures due 2027 which were issued by Pactiv (the “Pactiv 2027 Notes”),

(together, the “Pactiv Notes”).

For each of the Pactiv Notes, interest is paid semi-annually:

•	on the Pactiv 2012 Notes and the Pactiv 2018 Notes, January 15 and July 15;

•	on the Pactiv 2017 Notes and the Pactiv 2025 Notes, June 15 and December 15; and

•	on the Pactiv 2027 Notes, April 15 and October 15.

The Pactiv Notes are not guaranteed by any member of the Group and are unsecured.

The indentures governing the Pactiv Notes contain a negative pledge clause limiting the ability of certain entities within the Group, subject to certain exceptions, to (i) incur or guarantee debt that is secured by liens on “principal manufacturing properties” (as such term is defined in the indentures governing the Pactiv Notes) or on the capital stock or debt of certain subsidiaries that own or lease any such principal manufacturing property and (ii) sell and then take an immediate lease back of such principal manufacturing property.

The Pactiv 2012 Notes, the Pactiv 2017 Notes, the Pactiv 2018 Notes and the Pactiv 2027 Notes may be redeemed at any time at the Group’s option, in whole or in part at a redemption price equal to 100% of the principal amount thereof plus any accrued and unpaid interest to the date of the redemption.

Refer to note 37 for further information regarding the repayment of the Pactiv 2012 Notes subsequent to December 31, 2011.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

25.	Borrowings (continued)

(ad)  Graham Packaging Notes

As of December 31, 2011, the Group had outstanding:

•	$355 million in principal amount of 9.875% senior subordinated notes due 2014, which were issued by Graham Packaging Company L.P. and GPC Capital Corp. I (the “Graham Issuers”) (the “Graham Packaging 2014 Notes”);

•	$14 million in principal amount of 8.250% senior notes due 2017, which were issued by the Graham Issuers (the “Graham Packaging 2017 Notes); and

•	$19 million in principal amount of 8.250% senior notes due 2018, which were issued by the Graham Issuers (the “Graham Packaging 2018 Notes),

(together, the “Graham Packaging Notes”).

For each of the Graham Packaging Notes, interest is paid semi-annually:

• on the Graham Packaging 2014 Notes, April 15 and October 15;

• on the Graham Packaging 2017 Notes, January 1 and July 1; and

• on the Graham Packaging 2018 Notes, April 1 and October 1.

The Graham Packaging Notes are guaranteed by certain members of the Graham Group and are unsecured.

The respective indentures governing the Graham Packaging Notes all contain customary covenants which restrict the Graham Group from certain activities including, among other things, incurring debt, creating liens over assets, selling assets, making restricted payments and entering into certain transactions with affiliates (which would include transactions with members of the Group that are not members of the Graham Group), in each case except as permitted under the respective indentures governing the Graham Packaging Notes.

The Graham Packaging 2017 Notes and the Graham Packaging 2018 Notes may be redeemed at any time at the Graham Group’s option, in whole or in part at a redemption price equal to 100% of the principal amount thereof plus any accrued and unpaid interest to the date of the redemption plus a premium. The Graham Packaging 2014 Notes may be redeemed at any time at the Graham Group’s option, in whole or in part at a redemption price equal to (i) from October 15, 2011 through October 14, 2012, 101.646% of the outstanding principal of amount thereof; and (ii) thereafter, 100% of the outstanding principal amount thereof; plus, in each case, any accrued and unpaid interest to the date of redemption.

On the date of the Graham Packaging Acquisition, the Group acquired principal amounts of $253 million and $250 million of the Graham Packaging 2017 Notes and the Graham Packaging 2018 Notes, respectively. Following the closing of the Graham Packaging Acquisition, the Graham Issuers launched a change of control offer on September 16, 2011 (the “Change of Control Offer”) to re-purchase for cash any or all of the Graham Packaging 2017 Notes and the Graham Packaging 2018 Notes pursuant to the respective indentures governing such notes. On October 20, 2011 principal amounts of $239 million of the Graham Packaging 2017 Notes and $231 million of the Graham Packaging 2018 Notes were re-purchased pursuant to the Change of Control Offer. The Group paid a total of $482 million for the payment of principal, accrued interest and the change of control premium for the above notes tendered in the Change of Control Offer.

Refer to note 37 for further information regarding the repayment of the Graham Packaging Notes subsequent to December 31, 2011.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

25.	Borrowings (continued)

(ae)  Other borrowings

As of December 31, 2011, in addition to the August 2011 Credit Agreement, the Notes, the 2007 Notes, the Pactiv Notes, and the Graham Packaging Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

As of December 31, 2011, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the August 2011 Credit Agreement, the Secured Notes and certain other assets. The local working capital facilities which are secured by the collateral under the August 2011 Credit Agreement and the Secured Notes rank pari passu with the obligations under the August 2011 Credit Agreement and the Secured Notes. As of December 31, 2011, the secured facilities were utilized in the amount of $25 million (2010: $4 million) in the form letters of credit and bank guarantees.

Other borrowings as of December 31, 2011, also included finance lease obligations of $28 million (2010: $28 million).

Term and debt repayment schedule

					As of December 31,
					2011	2011	2010	2010
		2011 Nominal	2010 Interest	Year of	Face	Carrying	Face	Carrying
	Currency	Interest Rate	rate	maturity	value	amount	value	amount
				(In $ million)

August 2011 Credit Agreement:
Tranche B Term Loan	$	LIBOR with a floor of 1.250% + 5.250%	—	2018	2,283	2,268	—	—
Tranche C Term Loan	$	LIBOR with a floor of 1.250% + 5.250%	—	2018	1,974	1,906	—	—
European Term Loan	€	EURIBOR with a floor of 1.500% + 5.250%	—	2018	317	316	—	—
2009 Credit Agreement:
Tranche A	$	LIBOR with a floor of 1.750% + 4.500%	6.250%	Repaid	—	—	500	485
Tranche B	$	LIBOR with a floor of 2.000% + 4.750%	6.750%	Repaid	—	—	1,016	980
Tranche C	$	LIBOR with a floor of 1.500% + 4.750%	6.250%	Repaid	—	—	790	767
Tranche D	$	LIBOR with a floor of 1.750% + 4.750%	6.500%	Repaid	—	—	1,520	1,474
European Term Loan	€	EURIBOR with a floor of 2.000% + 4.750%	6.750%	Repaid	—	—	324	320
August 2011 Senior Secured Notes		$7.875%	—	2019	1,500	1,468	—	—
August 2011 Senior Notes		$9.875%	—	2019	1,000	972	—	—
February 2011 Senior Secured Notes		$6.875%	—	2021	1,000	999	—	—
February 2011 Senior Notes		$8.250%	—	2021	1,000	993	—	—
October 2010 Senior Secured Notes		$7.125%	7.125%	2019	1,500	1,473	1,500	1,470
October 2010 Senior Notes		$9.000%	9.000%	2019	1,500	1,466	1,500	1,464
May 2010 Notes		$8.500%	8.500%	2018	1,000	980	1,000	978
2009 Notes		€7.750%	7.750%	2016	582	571	598	585
2009 Notes		$7.750%	7.750%	2016	1,125	1,071	1,125	1,063
2007 Senior Notes		€8.000%	8.000%	2016	621	606	638	621
2007 Senior Subordinated Notes		€9.500%	9.500%	2017	544	530	558	542
Pactiv 2012 Notes		$5.875%	5.875%	2012	249	253	249	261
Pactiv 2017 Notes		$8.125%	8.125%	2017	300	314	300	316
Pactiv 2018 Notes		$6.400%	6.400%	2018	16	17	16	17
Pactiv 2025 Notes		$7.950%	7.950%	2025	276	269	276	269

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

25.	Borrowings (continued)

					As of December 31,
					2011	2011	2010	2010
		2011 Nominal	2010 Interest	Year of	Face	Carrying	Face	Carrying
	Currency	Interest Rate	rate	maturity	value	amount	value	amount
				(In $ million)

Pactiv 2027 Notes		$8.375%	8.375%	2027	200	197	200	197
Graham Packaging 2014 Notes		$9.875%	—	2014	355	367	—	—
Graham Packaging 2017 Notes		$8.250%	—	2017	14	14	—	—
Graham Packaging 2018 Notes		$8.250%	—	2018	19	19	—	—
Related party borrowings	€	EURIBOR + 2.38	3.01% - 3.32%	n/a	16	16	16	16
Related party borrowings	€	EURIBOR with a floor of 2.000% + 4.875%	—	n/a	23	23	—	—
Finance lease liabilities	Various	Various	Various	Various	28	28	28	28
Other borrowings	Various	Various	Various	Various	25	25	4	4

					17,467	17,161	12,158	11,857

Finance lease liabilities

Finance lease liabilities are payable as follows:

	As of December 31,
	2011			2010
	Minimum lease			Minimum lease
	payments	Interest	Principal	payments	Interest	Principal
	(In $ million)

Less than one year	3	1	2	5	2	3
Between one and five years	11	6	5	13	6	7
More than five years	27	6	21	26	8	18

Total finance lease liabilities	41	13	28	44	16	28

26.	Employee Benefits

	As of December 31,
	2011	2010
	(In $ million)

Salary and wages accrued	128	134
Provision for annual leave	64	32
Provision for employee benefits	8	5
Provision for long service leave	15	5
Provision for sick leave	6	5
Defined contribution obligations	34	31
Defined benefit obligations:
Pension benefits	766	785
Post-employment medical benefits	140	169

Total employee benefits	1,161	1,166

Current	227	195
Non-current	934	971

Total employee benefits	1,161	1,166

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

26.	Employee Benefits (continued)

26.1  Pension benefits

The Group makes contributions to defined benefit pension plans which define the level of pension benefit an employee will receive on retirement. The Group operates defined benefit pension plans in Austria, Canada, Germany, Japan, Switzerland, Taiwan, United Kingdom, Mexico and the United States. The Group’s most significant plan as of December 31, 2011 is the Pactiv Retirement Plan, which comprises 80% (2010: 85%), of the Group’s present value of obligations. The plan was assumed as part of the Pactiv Acquisition.

	As of December 31,
	2011	2010
	(In $ million)

Present value of unfunded obligations	157	228
Present value of funded obligations	5,276	4,708
Unrecognized actuarial gains (losses)	(484)	129

Total present value of obligations	4,949	5,065
Fair value of plan assets	(4,261)	(4,433)
Asset capping according to IAS 19, paragraph 58	—	135

Total pension benefits	688	767

Included in the statement of financial position as:
Employee benefits liabilities	766	785
Assets held for sale	(1)	—
Other non-current assets and non-current receivables	(77)	(18)

Total pension benefits	688	767

Movement in the defined benefit obligation

	As of December 31,
	2011	2010
	(In $ million)

Liability for defined benefit obligations at the beginning of the period	4,936	718
Defined benefit obligations assumed in business combinations	241	4,267
Current service cost	29	14
Past service cost	—	11
Interest cost	245	55
Contributions by plan participants	2	2
Benefits paid by the plan	(341)	(92)
Curtailments(a)	3	—
Settlements(b)	—	(39)
Actuarial (gains) losses on plan liabilities	349	(40)
Changes in actuarial assumptions	—	1
Reclassifications from employee benefits	—	(2)
Defined benefit obligations related to disposals of businesses(a)	(18)	—
Effect of movements in exchange rates	(13)	41

Liability for defined benefit obligations at the end of the period	5,433	4,936

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

26.	Employee Benefits (continued)

(a)	During 2011, certain personnel participating under the SIG pension and welfare fund of SIG Schweizerische Industrie Gesellschaft AG were terminated without further plan benefits through a management buy-out which resulted in a curtailment loss of $3 million.

On September 1, 2011, the Group announced to participants in the Pactiv Retirement Plan that the plan was being frozen and that no future benefits would be earned effective January 1, 2012. There was no curtailment impact on comprehensive income as a result of freezing the plan and no effect on the plan’s defined benefit obligation.

(b)	Plan settlements were triggered from the change in control payments made as a result of the Pactiv Acquisition in November 2010 (refer to note 33). Certain settlements made in the period ended December 31, 2010, were not funded by plan assets.

Of the above liability for the defined benefit obligation, the liability related to the Pactiv Retirement Plan was $4,254 million as of December 31, 2011 (2010: $4,086 million).

Expense recognized in the statements of comprehensive income

	For the period ended
	December 31,
	2011	2010	2009
	(In $ million)

Current service cost	29	14	14
Past service cost	—	11	10
Interest cost	245	55	29
Expected return on plan assets	(312)	(67)	(29)
Curtailments	3	—	(3)
Asset capping according to IAS 19, paragraph 58	—	(37)	49
Changes in actuarial assumptions	—	—	1
Actuarial (gains) losses	10	34	(45)

Total plan net (income) expense	(25)	10	26

The expense is recognized in the following line items in the statements of comprehensive income:

	For the period ended
	December 31,
	2011	2010	2009
	(In $ million)

Cost of sales	22	13	18
General and administration expenses	(47)	(3)	8

Total plan (income) expense	(25)	10	26

During the period ended December 31, 2011, the net plan income of the Pactiv Retirement Plan was $49 million (2010: $5 million net plan expense for the period from November 16, 2010 to December 31, 2010).

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

26.	Employee Benefits (continued)

Movement in plan assets

	As of December 31,
	2011	2010
	(In $ million)

Fair value of the plan assets at the beginning of the period	4,433	736
Plan assets assumed in business combinations	123	3,546
Contributions by the Group	27	67
Contributions by plan participants	2	2
Benefits paid by the plans	(341)	(92)
Expected return on plan assets	312	67
Actuarial gains (losses) on plan assets	(277)	81
Settlements	—	(39)
Plan assets related to disposals of businesses	(18)	—
Effects of movements in exchange rates	—	63
Transfer of assets to the plan	—	2

Fair value of plan assets at the end of the period	4,261	4,433

The above plan assets as of December 31, 2011 and 2010 include the Pactiv Retirement Plan assets of $3,362 million and $3,622 million, respectively. In addition to the above plan assets, the Group is required to hold assets as collateral against certain unfunded defined benefit obligations assumed as part of the Pactiv Acquisition. As of December 31, 2011 and 2010, $27 million and $28 million in cash, respectively, included in other non-current assets in the statements of financial position, was held as collateral against these obligations.

Plan assets consist of the following:

	As of December 31,
	2011	2010
	(In $ million)

Equity instruments	2,620	2,858
Debt instruments	1,270	1,304
Property	214	207
Other	157	64

Total plan assets	4,261	4,433

Actual return on plan assets	35	148

The actual return on plan assets includes the actual return on plan assets of the Pactiv Retirement Plan of $21 million for the period ended December 31, 2011 and $125 million for the period from November 16, 2010 to December 31, 2010.

The Group expects to contribute $36 million to the pension plans during the annual period beginning after the reporting date.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

26.	Employee Benefits (continued)

Actuarial assumptions — all plans

For the period ended
December 31,
	2011	2010	2009

Discount rates at December 31	1.8% - 8.25%	1.8% - 6.0%	2.0% - 6.1%
Expected returns on plan assets at January 1	2.0% - 9.0%	1.5% - 8.0%	0.0% - 8.0%
Future salary increases	0.0% - 5.0%	0.0% - 4.0%	1.8% - 4.0%
Future pension increases	0.0% - 4.0%	0.0% - 2.0%	0.0% - 2.0%

The expected long-term rate of return for each plan is based on the portfolio as a whole and not on the sum of the returns on the individual asset categories. The return is based exclusively on historical returns, without adjustments.

The actuarial assumptions on the Group’s most significant defined benefit pension plan for the period ended December 31, 2011 and 2010, being the Pactiv Retirement Plan, are as follows:

	For the period ended
	December 31,
	2011	2010

Discount rates at December 31	4.8%	5.2%
Expected returns on plan assets at January 1	7.8%	7.8%
Future salary increases	—%	4.0%
Future pension increases	—%	2.7%

The actuarial assumptions on the Group’s most significant defined benefit pension plan prior to the Pactiv Acquisition in November 2010, being the SIG Combibloc Group AG plan, are as follows:

	For the period ended
	December 31,
	2010	2009

Discount rates at December 31	3.3%	3.5%
Expected returns on plan assets at January 1	4.2%	4.3%
Future salary increases	2.5%	2.0%
Future pension increases	2.0%	1.0%

Historical information

	For the period ended December 31,
	2011	2010	2009	2008	2007
	(In $ million)

Liability for the defined benefit obligations	(5,433)	(4,936)	(718)	(694)	(621)
Fair value of plan assets	4,261	4,433	736	665	674

Plan (deficit) surplus	(1,172)	(503)	18	(29)	53

Experience adjustments arising on plan liabilities	(99)	(3)	(4)	1	—
Experience adjustments arising on plan assets	(277)	14	(46)	9	—

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

26.	Employee Benefits (continued)

The assumed discount rates have a significant effect on the amounts recognized in the statement of comprehensive income. A half percentage point change in assumed discount rates would have the following effects:

	Increase	Decrease
	(In $ million)

Effect on the aggregated service and interest cost	7	(5)
Effect on the defined benefit obligation	(274)	267

The expected rates of return on plan assets have a significant effect on the amounts recognized in the statement of comprehensive income. A half percentage point change in expected rates of return on plan assets would have the following effects:

	Increase	Decrease
	(In $ million)

Effect on the aggregated service and interest cost	22	(22)
Effect on the defined benefit obligation	—	—

26.2  Post-employment medical benefits

The Group operates post-employment medical benefit plans mainly in the United States. The liability for the post-employment medical benefits has been assessed using the same assumptions as for the pension benefits, together with the assumption of a weighted average healthcare cost trend rate of 8.0% in 2011 (2010: 7.9% and 2009: 8.0%).

The main actuarial assumption is the published mortality rates within the RP2000 combined mortality rate table for 2011 and 2010.

	As of December 31,
	2011	2010
	(In $ million)

Present value of unfunded obligations	147	158
Unrecognized actuarial gains (losses)	(7)	3
Unrecognized past service costs	5	8

Total present value of obligations	145	169
Fair value of plan assets	—	—

Total post-employment medical benefits	145	169

The Group expects to contribute $9 million to the post-employment medical benefit plans during the annual period ending December 31, 2012.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

26.	Employee Benefits (continued)

Movement in the defined benefit obligation

	For the period ended December 31,
	2011	2010
	(In $ million)

Liability for defined benefit obligations at the beginning of the period	158	87
Defined benefit obligations assumed in a business combination	1	71
Current service cost	3	2
Interest cost	8	5
Past service cost(b)	(7)	—
Contributions by plan participants	4	1
Benefits paid by the plan	(12)	(3)
Plan amendments(a)	—	(1)
Curtailments(b)	(17)	—
Actuarial (gains) losses recognized	9	(4)

Liability for defined benefit obligations at the end of the period	147	158

(a)	During 2010, the Evergreen segment replaced post-65 AARP coverage with an HRA which resulted in a plan amendment credit of $1 million.

(b)	On August 8, 2011, the Group terminated Pactiv retiree medical coverage, except for those who retired prior to 2003, which resulted in a curtailment gain of $17 million. The Group also capped the retiree life insurance benefit associated with the retiree medical plan. These actions resulted in a reduction of $7 million in past service costs during the period ended December 31, 2011.

Expense recognized in the statements of comprehensive income

	For the period ended December 31,
	2011	2010	2009
	(In $ million)

Current service cost	3	2	3
Interest cost	8	5	5
Past service cost	(10)	(2)	(2)
Curtailments	(17)	—	5
Actuarial losses recognized	—	—	1
Plan amendments	—	(1)	—

Total (income) expense recognized in the statement of comprehensive income	(16)	4	12

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

26.	Employee Benefits (continued)

The expense is recognized in the following line items in the statements of comprehensive income:

	For the period ended December 31,
	2011	2010	2009
	(In $ million)

Cost of sales	5	4	7
General and administration expenses	(21)	—	5

Total plan (income) expense	(16)	4	12

Assumed health care cost trend rates have a significant effect on the amounts recognized in the statement of comprehensive income. A one percentage point change in assumed health care cost trend rates would have the following effects:

	Increase	Decrease
	(In $ million)

Effect on the aggregated service and interest cost	—	—
Effect on the defined benefit obligation	4	(3)

Discount rates have a significant effect on the amounts recognized in the statement of comprehensive income. A one percentage point change in discount rates would have the following effects:

	Increase	Decrease
	(In $ million)

Effect on the aggregated service and interest cost	—	—
Effect on the defined benefit obligation	(8)	9

Historical information

	For the period ended December 31,
	2011	2010	2009	2008	2007
	(In $ million)

Present value of the defined benefit obligation	147	158	87	86	25
Experience adjustments arising on plan liabilities	3	5	—	(1)	—

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

27.	Provisions

				Workers’
	Legal	Warranty	Restructuring	compensation	Other	Total
	(In $ million)

Balance as of December 31, 2010	41	12	17	35	55	160
Acquisitions through business combinations	12	4	1	12	20	49
Provisions made	2	8	90	18	18	136
Provisions used	(9)	(13)	(69)	(15)	(9)	(115)
Provisions reversed	(5)	(2)	(2)	—	(1)	(10)
Transfers to other liabilities	(3)	2	(1)	—	9	7
Effect of movements in exchange rates	(1)	—	—	—	(1)	(2)

Balance as of December 31, 2011	37	11	36	50	91	225

Current	7	11	33	24	23	98
Non-current	30	—	3	26	68	127

Total Provisions as of December 31, 2011	37	11	36	50	91	225

Current	16	12	17	17	12	74
Non-current	25	—	—	18	43	86

Total Provisions as of December 31, 2010	41	12	17	35	55	160

Legal

The Group is subject to litigation in the ordinary course of operations. Provisions for legal claims are recognized when estimated costs associated with settling current legal proceedings are considered probable. Provisions may include estimated legal and other fees associated with settling these claims. While it is not possible to predict the outcome of any of these matters, based on management’s assessment of the facts and circumstances now known, management does not believe any of these matters, individually or in the aggregate, will have a material effect on the Group’s financial position, results of operations or cash flows. However, actual outcomes may differ from those expected and could have a material effect on the Group’s financial position, results of operations or cash flows in a particular future period.

Warranty

A provision for warranty is recognized for all products under warranty as of the reporting date based on sales volumes and past experience of the level of problems reported and product returns.

Restructuring

A provision for restructuring is recognized when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been publicly announced. Business closure and rationalization provisions can include such items as employee severance or termination pay, site closure costs and onerous leases. Future operating costs are not provided for.

Workers’ compensation

The Group has elected to self-insure certain of its workers’ compensation obligations in the United States.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

27.	Provisions (continued)

Under the self-insurance programs in the United States, the Group retains the risk of work related injuries for any employees covered under the scheme.

The liability in respect of the self-insurance programs is estimated on an actuarial basis to reflect all claims incurred, including reported claims and those that are incurred but not yet reported. All changes in the liability for claims are recognized immediately in the statement of comprehensive income.

As a result of the Group’s self-insured status in the United States, the risk presently exists that an insurable event may occur which will result in a claim which cannot be readily quantified financially. By their very nature, risks of this type are inherently random and therefore unpredictable. The Group mitigates this risk by having established and approved occupational health and safety procedures in addition to resources directed to the management of claims and rehabilitation.

As a component of its self-insured status the Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for groups of similar size.

Other provisions

The main components of other provisions are lease provisions and contingent liabilities recognized in acquisitions, environmental remediation, asset retirement obligations, brokerage provisions for customs duties, and rent contracts related to investment properties. Other provisions as of December 31, 2011 included $26 million related to make-good obligations with respect to leases acquired in connection with the Pactiv Acquisition and the Dopaco Acquisition, $17 million related to asset retirement obligations, which were acquired in connection with the Graham Packaging Acquisition and the Dopaco Acquisition and $10 million related to environmental remediation programs. Other provisions as of December 31, 2010 included $29 million related to make-good obligations with respect to leases acquired in connection with the Pactiv Acquisition, $5 million related to a contingent tax liability acquired in the Pactiv Acquisition and $9 million related to environmental remediation programs.

28.	Equity

28.1  Share capital

The reported share capital balance as of December 31, 2011 is that of BP I and BP II.

In accordance with the Group’s accounting policy in respect of common control transactions (refer to note 3.2(d)), financial information presented in these financial statements has been recast to include the balances of the combined entities as though the common control transactions occurred on the date that the common control originally commenced rather than the date that the common control transactions actually occurred. As a result, the reported share capital balance as of January 1, 2010, is that of the BP I, BP II, EPI, Evergreen Packaging International B.V. (“EPIBV”), Reynolds Packaging Inc. (“RPI”) (now named Reynolds Packaging Holdings LLC), and Reynolds Packaging International B.V. (“RPIBV”).

On September 1, 2010, the issued capital of RPI and RPIBV was acquired by entities controlled by the BP I. From this date, each of RPI and RPIBV as well as their respective controlled entities are consolidated by the Group. In accordance with the Group’s accounting policy in respect of common control transactions, the $149 million difference between the consideration paid of $342 million (representing the fair value of the businesses acquired determined at the date of the common control acquisition) and the share capital acquired of $193 million has been recognized as a debit to other reserves which is a component of equity.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

28.	Equity (continued)

On May 4, 2010, the issued capital of EPI and EPIBV was acquired by entities controlled by BP I. From this date, each of EPI and EPIBV as well as their respective controlled entities are consolidated by the Group. In accordance with the Group’s accounting policy in respect of common control transactions, the $899 million difference between the consideration paid of $1,612 million (representing the fair value of the businesses acquired determined at the date of the common control acquisition) and the share capital acquired of $713 million has been recognized as a debit to other reserves which is a component of equity.

On November 5, 2009, the issued capital of Reynolds Consumer Products Holdings Inc. (“RCPHI”) (now named Reynolds Consumer Products Holdings LLC), Reynolds Consumer Products International B.V. (“RCPIBV”) and Closure Systems International B.V. (“CSIBV”) was acquired by entities controlled by BP I. From this date, each of RCPHI, RCPIBV, and CSIBV as well as their respective controlled entities are consolidated by the Group. In accordance with the Group’s accounting policy in respect of common control transactions, the $584 million difference between the consideration paid of $1,692 million (representing the fair value of the businesses acquired determined at the date of the common control acquisitions) and the share capital acquired of $1,108 million has been recognized as a debit to other reserves which is a component of equity.

A summary of the impact of these transactions recognized in other reserves within equity is as follows:

	Reynolds			Reynolds
	Consumer	Closures	Evergreen	Foodservice
	(In $ million)

Total consideration	984	708	1,612	342
Net book value of share capital of the acquired businesses	(641)	(467)	(713)	(193)
Difference between total consideration and book value of share capital of the acquired business (recognized in other reserves within equity)	343	241	899	149

During the period ended December 21, 2010, the Group recognized a total adjustment of $1,048 million (2009: $584 million) for the above common control transaction related to the Evergreen and Reynolds Foodservice acquisitions as a component of other reserves within equity.

Further information regarding the issued capital of each of the entities is detailed below:

Beverage Packaging Holdings (Luxembourg) I S.A.

	For the period ended December 31,
Number of shares	2011	2010	2009

Balance as of the beginning of the period	13,063,527	13,063,527	13,063,527
Issue of shares	—	—	—

Balance as of December 31	13,063,527	13,063,527	13,063,527

On November 16, 2010, RGHL contributed $322 million.

On November 6, 2009, RGHL contributed $544 million.

The holder of the shares is entitled to receive dividends as declared from time to time and is entitled to once vote per share. All shares rank equally with regard to BP I’s residual assets in the event of a wind-up.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

28.	Equity (continued)

Beverage Packaging Holdings (Luxembourg) II S.A.

	For the period ended
	December 31,
	2011	2010	2009
	Number of shares

Balance at the beginning of the period	1,000	1,000	1,000
Issue of shares	—	—	—

Balance as of December 31	1,000	1,000	1,000

The holder of the shares is entitled to receive dividends as declared from time to time and is entitled to one vote per share. All shares rank equally with regard to BP II’s residual assets in the event of a wind-up.

28.2  Reserves

	For the period ended
	December 31,
	2011	2010	2009
	(In $ million)

Translation reserve	309	330	53
Other reserves	(1,561)	(1,561)	(513)

Balance	(1,252)	(1,231)	(460)

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations from their functional currencies to the Group’s presentation currency.

Other reserves

The other reserves comprise balances resulting from transactions with entities under common control.

In accordance with the Group’s accounting policy for transactions under common control (refer to note 3.2(d)), the Group has recognized in other reserves the difference between the total consideration paid for the businesses acquired and the book value of the issued capital of the parent companies acquired for the transactions which occurred on November 5, 2009, May 4, 2010 and September 1, 2010 (refer to Note 28.1).

The Group has also recognized in other reserves the net contributions from related parties in respect of the acquisition from Alcoa of the packaging and consumer divisions.

28.3  Dividends

There were no dividends declared or paid during the period ended December 31, 2011 (2010: none; 2009: none) by BP I or BP II.

On August 31, 2010, RPI paid a dividend of $39 million, of which $38 million was paid in cash and $1 million was settled through reductions in related party balances payable, to its shareholder at the time, Reynolds Packaging (NZ) Limited, in advance of the acquisition of the Reynolds foodservice packaging business by the Group on September 1, 2010.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

28.	Equity (continued)

28.4  Capital management

The Directors are responsible for monitoring and managing the Group’s capital structure. Capital is comprised of equity and external borrowings.

The Directors’ policy is to maintain an acceptable capital base to promote the confidence of the Group’s financiers and creditors and to sustain the future development of the business. The Directors monitor the Group’s financial position to ensure that it complies at all times with its financial and other covenants as set out in its financing arrangements.

In order to maintain or adjust the capital structure, the Directors may elect to take a number of measures, including for example to dispose of assets or operating segments of the business, alter its short to medium term plans in respect of capital projects and working capital levels, or to re-balance the level of equity and external debt in place.

29.	Financial risk management

29.1  Overview

This note presents information about the Group’s exposure to market risk, credit risk and liquidity risk, and where applicable, the Group’s objectives, policies and procedures for managing these risks.

Exposure to market, credit and liquidity risks arises in the normal course of the Group’s business. The Directors of the Group and the ultimate parent entity have overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Directors have established a treasury policy that identifies risks faced by the Group and sets out policies and procedures to mitigate those risks. Risk management is primarily carried out by the treasury function of the Group. The Directors have delegated authority levels and authorized the use of various financial instruments to a restricted number of personnel within the treasury function.

Monthly combined treasury reports are prepared for the Directors and officers of the Group, who ensure compliance with the risk management policies and procedures.

29.2  Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and commodity prices, will affect the Group’s cash flows or the fair value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters.

The Group buys and sells derivatives in the ordinary course of business to manage market risks. The Group does not enter into derivative contracts for speculative purposes.

(a)  Foreign exchange risk

Translation risk

As a result of the Group’s international operations, foreign exchange risk exposures exist on sales, purchases, financial assets and borrowings that are denominated in foreign currencies (i.e. currencies other than $). The currencies in which these transactions primarily are denominated are Euro (“€”), Mexican Pesos (“MXN”) and Canadian Dollars (“CA$”).

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

29.	Financial risk management (continued)

In accordance with the Group’s treasury policy, the Group takes advantage of natural offsets to the extent possible. Therefore, when commercially feasible, the Group borrows in the same currencies in which cash flows from operations are generated. Generally the Group does not use forward exchange contracts to hedge residual foreign exchange risk arising from customary receipts and payments denominated in foreign currencies. However, when considered appropriate, the Group may enter into forward exchange contracts to hedge foreign exchange risk arising from specific transactions.

Exposure to foreign exchange risk

	€	MXN	CA$
	(In $ million)

As of December 31, 2011
Cash and cash equivalents	99	11	7
Trade and other receivables	141	73	21
Non-current receivables	7	—	—
Trade and other payables	(209)	(43)	(12)
Loans and borrowings:
August 2011 Credit Agreement	(316)	—	—
2009 Notes	(571)	—	—
2007 Senior Notes	(606)	—	—
2007 Senior Subordinated Notes	(530)	—	—
Other borrowings	(1)	—	—
Related party borrowings	(39)	—	—

Total exposure	(2,025)	41	16

Embedded derivative	9	—	—
Commodity derivative	(3)	—	—

Effect of derivative contracts	6	—	—

Net exposure	(2,019)	41	16

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

29.	Financial risk management (continued)

	€	MXN	CA$
	(In $ million)

As of December 31, 2010
Cash and cash equivalents	81	9	14
Trade and other receivables	120	47	13
Non-current receivables	24	—	—
Trade and other payables	(152)	(16)	(2)
Loans and borrowings:
2009 Credit Agreement	(320)	—	—
2009 Notes	(585)	—	—
2007 Senior Notes	(621)	—	—
2007 Senior Subordinated Notes	(542)	—	—
Other borrowings	(2)	—	—
Related party borrowings	(16)	—	—

Total exposure	(2,013)	40	25

Embedded derivative	16	—	—
Commodity derivative	—	—	—

Effect of derivative contracts	16	—	—

Net exposure	(1,997)	40	25

Cash flows associated with derivatives are expected to occur and impact the profit or loss component of the statement of comprehensive income in the next twelve months.

In addition to the above, the Group is exposed to foreign exchange risk on future sales and purchases that are denominated in foreign currencies.

Significant exchange rates

The following significant exchange rates applied during the period:

	Average rate
	for the period
	ended
	December 31,		As of December 31
	2011	2010	2011	2010

1 €	1.39	1.33	1.32	1.33
10 MXN	0.80	0.79	0.71	0.81
1 CA $	1.01	0.97	0.98	1.00

Sensitivity analysis

A change in exchange rates would impact future payments and receipts of the Group’s assets and liabilities denominated in foreign currencies. A 10% strengthening or weakening of the $ against the following currencies at the reporting date would have (increased) decreased comprehensive income in the statement of

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

29.	Financial risk management (continued)

comprehensive income by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The same basis has been applied for all periods presented.

	Comprehensive income for
	the period ended
	December 31, 2011
	10% strengthening of $	10% weakening of $
	(In $ million)

	€(202)	202
MXN	4	(4)
CA $	2	(2)

The Group’s primary exposure to foreign exchange risk is on the translation of net assets of Group entities which are denominated in currencies other than $, which is the Group’s reporting currency. The impact of movements in exchange rates is therefore recognized in other comprehensive income.

Transaction risk

The Group has $1,583 million of $ denominated notes in an entity with a functional currency of €. A 10% strengthening of the $ against the € would have resulted in a $158 million loss recognized as a financial expense in the statement of comprehensive income. A 10% weakening would have an equal but opposite effect.

Certain subsidiaries within the Group are exposed to foreign exchange risk on intercompany borrowings, sales and purchases denominated in currencies that are not the functional currency of that subsidiary. In these circumstances, a change in exchange rates would impact the net operating profit recognized in the profit or loss component of the Group’s statement of comprehensive income.

(b)  Interest rate risk

The Group’s interest rate risk arises from long-term borrowings at both fixed and floating rates and deposits which earn interest at floating rates. Borrowings and deposits at floating rates expose the Group to cash flow interest rate risk. Borrowings at fixed rates expose the Group to fair value interest rate risk.

The Group has exposure to both floating and fixed interest rates on borrowings primarily denominated in $ and €.

Interest rate risk on borrowings at floating rates is partially offset by interest earned on cash deposits also at floating rates.

The Group has adopted a policy, which is consistent with the covenants under the August 2011 Credit Agreement, to ensure that at least 50% of its overall exposure to changes in interest rates on borrowings is on a fixed rate basis.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

29.	Financial risk management (continued)

The following table sets out the Group’s interest rate risk repricing profile:

		6 months	6 to 12	1 to 2	2 to 5	More than 5
	Total	or less	months	years	years	years
	(In $ million)

As of December 31, 2011
Fixed rate instruments
Loans and borrowings:
August 2011 Senior Secured Notes	(1,500)	—	—	—	—	(1,500)
August 2011 Senior Notes	(1,000)	—	—	—	—	(1,000)
February 2011 Senior Secured Notes	(1,000)	—	—	—	—	(1,000)
February 2011 Senior Notes	(1,000)	—	—	—	—	(1,000)
October 2010 Senior Secured Notes	(1,500)	—	—	—	—	(1,500)
October 2010 Senior Notes	(1,500)	—	—	—	—	(1,500)
May 2010 Notes	(1,000)	—	—	—	—	(1,000)
2009 Notes	(1,707)	—	—	—	(1,707)	—
2007 Senior Notes	(621)	—	—	—	—	(621)
2007 Senior Subordinated Notes	(544)	—	—	—	—	(544)
Pactiv 2012 Notes	(249)	—	(249)	—	—	—
Pactiv 2017 Notes	(300)	—	—	—	—	(300)
Pactiv 2018 Notes	(16)	—	—	—	—	(16)
Pactiv 2025 Notes	(276)	—	—	—	—	(276)
Pactiv 2027 Notes	(200)	—	—	—	—	(200)
Graham Packaging 2014 Notes	(355)	—	—	—	(355)	—
Graham Packaging 2017 Notes	(14)	—	—	—	—	(14)
Graham Packaging 2018 Notes	(19)	—	—	—	—	(19)
Other borrowings	(33)	(4)	(1)	(2)	(4)	(22)

Total fixed rate instruments	(12,834)	(4)	(250)	(2)	(2,066)	(10,512)

Floating rate instruments
Cash and cash equivalents	597	597	—	—	—	—
Bank overdrafts	(3)	(3)	—	—	—	—
Loans and borrowings:
August 2011 Credit Agreement	(4,574)	(4,574)	—	—	—	—
Related party borrowings	(39)	(39)	—	—	—	—
Other borrowings	(20)	(19)	—	(1)	—	—

Total variable rate instruments	(4,039)	(4,038)	—	(1)	—	—

Total	(16,873)	(4,042)	(250)	(3)	(2,066)	(10,512)

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

29.	Financial risk management (continued)

		6 months	6 to 12	1 to 2	2 to 5	More than 5
	Total	or less	months	years	years	years
	(In $ million)

As of December 31, 2010
Fixed rate instruments
Loans and borrowings:
October 2010 Senior Secured Notes	(1,500)	—	—	—	—	(1,500)
October 2010 Senior Notes	(1,500)	—	—	—	—	(1,500)
May 2010 Notes	(1,000)	—	—	—	—	(1,000)
2009 Notes	(1,723)	—	—	—	—	(1,723)
2007 Senior Notes	(638)	—	—	—	—	(638)
2007 Senior Subordinated Notes	(558)	—	—	—	—	(558)
Pactiv 2012 Notes	(249)	—	—	(249)	—	—
Pactiv 2017 Notes	(300)	—	—	—	—	(300)
Pactiv 2018 Notes	(16)	—	—	—	—	(16)
Pactiv 2025 Notes	(276)	—	—	—	—	(276)
Pactiv 2027 Notes	(200)	—	—	—	—	(200)
Other borrowings	(31)	(1)	(2)	(1)	(1)	(26)

Total fixed rate instruments	(7,991)	(1)	(2)	(250)	(1)	(7,737)

Floating rate instruments
Cash and cash equivalents	663	663	—	—	—	—
Bank overdrafts	(12)	(12)	—	—	—	—
Loans and borrowings:
2009 Credit Agreement	(4,150)	(4,150)	—	—	—	—
Related party borrowings	(16)	(16)	—	—	—	—
Other borrowings	(3)	(3)	—	—	—	—

Total variable rate instruments	(3,518)	(3,518)	—	—	—	—

Total	(11,509)	(3,519)	(2)	(250)	(1)	(7,737)

The Group’s sensitivity to interest rate risk can be expressed in two ways:

Fair value sensitivity analysis

A change in interest rates impacts the fair value of the Group’s fixed rate borrowings. Given all debt instruments are carried at amortized cost, a change in interest rates would not impact the profit or loss component of the statement of comprehensive income.

Cash flow sensitivity analysis

A change in interest rates would impact future interest payments and receipts on the Group’s floating rate assets and liabilities. An increase or decrease in interest rates of 100 basis points at the reporting date would impact the statement of comprehensive income result and equity by the amounts shown below, based on the assets and liabilities held at the reporting date, and a one year time frame. This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant. The analysis is performed on the same basis for comparative periods.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

29.	Financial risk management (continued)

As of December 31, 2011, most of the Group’s debt has been issued with a fixed interest rate. While interest on the August 2011 Credit Agreement is at a floating rate, there is a LIBOR/EURIBOR floor of between 1.25% and 1.50%. Given current LIBOR/EURIBOR rates, a 1% decrease in interest rates would have no impact on interest expense on this facility due to the LIBOR floor. However, a 1% increase in interest rates would have a $3 million impact on interest expense.

(c)  Commodity and other price risk

Commodity and other price risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer or by factors affecting all similar financial instruments traded in the market.

The Group’s exposure to commodity and other price risk arises principally from the purchase of resin (and its components), natural gas and aluminum. Other than resin, natural gas and certain aluminum purchases, the Group generally purchases these commodities at spot market prices and commodity financial instruments or derivatives to hedge commodity prices are not used.

The Group’s objective is to ensure that its commodity and other price risk exposure is kept at an acceptable level. In accordance with the Group’s treasury policy, the Group enters into derivative instruments to hedge the Group’s exposure in relation to the cost of resin, natural gas and aluminum.

The following table provides the detail of out outstanding derivative contracts as of December 31, 2011:

		Contracted	Contracted price	Contracted date of
Type	Unit of measure	volumes	range	maturity

Resin futures	LB	18,000,000	$0.98 - $1.00	Jan 2012 - Dec 2012
Resin futures	MT	10,000	€1,420	Jul 2012 - Oct 2012
Resin futures	KL	16,900	JPY 48,100 - 51,700	Jan 2012 - Aug 2012
Aluminum swaps	MT	29,171	$1,940 - $2,816	Jan 2012 - Dec 2014
Natural gas swaps	MMBTU	2,742,627	$3.33 - $4.88	Jan 2012 - Feb 2013
Ethylene swaps	LB	11,637,600	$0.43 - $0.62	Feb 2012 - June 2012
Benzene swaps	GAL	4,299,389	$3.45 - $3.84	Feb 2012 - June 2012

The fair values of the derivative contracts are based on quoted market prices or traded exchange market prices and represent the estimated amounts that the Group would pay or receive to terminate the contracts. During the period ended December 31, 2011, the Group recognized an unrealized loss of $26 million (2010: unrealized gain of $4 million; 2009: unrealized gain of $129 million) as a component of other income in the statements of comprehensive income. During the period ended December 31, 2011, the Group recognized a realized gain of $7 million (2010: realized loss of $11 million; 2009: realized loss of $96 million) as a component of cost of sales in the statements of comprehensive income.

The impact on the statement of comprehensive income from a revaluation of derivative contracts at December 31, 2011 assuming a ten percent parallel upwards movement in the price curve used to value the contracts is a gain of $15 million (2010: none; 2009: gain of $13 million) assuming all other variables remain constant. A 10% parallel decrease in the price curve would have an equal but opposite effect on the statement of comprehensive income.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

29.	Financial risk management (continued)

29.3  Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and related entities.

Given the diverse range of operations and customers across the Group, the Directors have delegated authority for credit control procedures to each of the segments within the Group. Each operating business is responsible for managing its own credit control procedures. These include but are not limited to reviewing the individual characteristics of new customers for creditworthiness before accepting the customer and agreeing upon purchase limits and terms of trade. If considered appropriate the operating business may take out insurance for specific debtors.

Generally the Group does not require collateral in respect of trade and other receivables. Goods are generally sold subject to retention of title clauses, so that in the event of non-payment the Group may have a secured claim. For certain sales letters of credit are obtained.

The Group’s exposure to credit risk is primarily in its trade and other receivables and is influenced mainly by the individual characteristics of each customer. Refer to note 16.

Historically there has been a low level of losses resulting from default by customers and related entities. The carrying amount of financial assets represents the maximum credit exposure.

The Group limits its exposure to credit risk by making deposits and entering into derivative instruments with counterparties that have a credit rating of at least investment grade. Given these high credit ratings, management does not expect any such counterparty to fail to meet its obligations.

29.4  Liquidity risk

Liquidity risk is the risk that the Group will not meet its contractual obligations as they fall due. The Group’s approach to managing liquidity risk is to ensure that it will always have sufficient liquidity to meet its liabilities as and when they fall due and comply with bank covenants under both normal and stressed conditions.

The Group evaluates its liquidity requirements on an ongoing basis using a 13 week rolling forecast and a 12 month rolling forecast and ensures that it has sufficient cash on demand to meet expected operating expenses including the servicing of financial obligations.

The Group generates sufficient cash flows from its operating activities to meet its obligations arising from its financial liabilities. It also has credit lines in place to cover potential shortfalls. As of December 31, 2011, the Group had undrawn lines of credit under the revolving facilities of the August 2011 Credit Agreement totaling $35 million and €63 million ($82 million) (2010: $71 million and €56 million ($74 million) under the 2009 Credit Agreement). In addition, the Group has local working capital facilities in various jurisdictions which are available if needed to support the cash management of local operations.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

29.	Financial risk management (continued)

The following table sets out contractual cash flows for all financial liabilities including commodity derivatives.

	Carrying		6 months	6 to 12	1 to 2	2 to 5	More than
	amount	Total	or less	months	years	years	5 years
	(In $ million)

As of December 31, 2011
Non-derivative financial liabilities
Bank overdrafts	(3)	(3)	(3)	—	—	—	—
Trade and other payables	(1,747)	(1,747)	(1,747)	—	—	—	—
Non-current payables	(33)	(33)	—	—	(33)	—	—
Loans and borrowings:
August 2011 Credit Agreement	(4,490)	(6,142)	(271)	(267)	(522)	(1,471)	(3,611)
August 2011 Senior Secured Notes	(1,468)	(2,444)	(59)	(59)	(118)	(354)	(1,854)
August 2011 Senior Notes	(972)	(1,789)	(49)	(49)	(99)	(296)	(1,296)
February 2011 Senior Secured Notes	(999)	(1,652)	(34)	(34)	(69)	(206)	(1,309)
February 2011 Senior Notes	(993)	(1,784)	(41)	(41)	(83)	(248)	(1,371)
October 2010 Senior Secured Notes	(1,473)	(2,301)	(53)	(53)	(107)	(321)	(1,767)
October 2010 Senior Notes	(1,466)	(2,514)	(68)	(68)	(135)	(405)	(1,838)
May 2010 Notes	(980)	(1,554)	(43)	(43)	(85)	(255)	(1,128)
2009 Notes	(1,642)	(2,368)	(66)	(66)	(132)	(2,104)	—
2007 Senior Notes	(606)	(870)	(25)	(25)	(50)	(770)	—
2007 Senior Subordinated Notes	(530)	(803)	(26)	(26)	(52)	(699)	—
Pactiv 2012 Notes	(253)	(264)	(7)	(257)	—	—	—
Pactiv 2017 Notes	(314)	(433)	(12)	(12)	(24)	(73)	(312)
Pactiv 2018 Notes	(17)	(23)	(1)	(1)	(1)	(3)	(17)
Pactiv 2025 Notes	(269)	(584)	(11)	(11)	(22)	(66)	(474)
Pactiv 2027 Notes	(197)	(459)	(8)	(8)	(17)	(50)	(376)
Graham Packaging 2014 Notes	(367)	(461)	(18)	(18)	(35)	(390)	—
Graham Packaging 2017 Notes	(14)	(21)	(1)	(1)	(1)	(3)	(15)
Graham Packaging 2018 Notes	(19)	(31)	(1)	(1)	(2)	(5)	(22)
Related party borrowings	(39)	(57)	—	(2)	(2)	(5)	(48)
Other borrowings	(53)	(66)	(25)	(2)	(5)	(9)	(25)

	(18,944)	(28,403)	(2,569)	(1,044)	(1,594)	(7,733)	(15,463)

Derivative financial liabilities
Commodity derivatives:
Inflows	—	26	17	9	—	—	—
Outflows	(15)	(41)	(27)	(14)	—	—	—

	(15)	(15)	(10)	(5)	—	—	—

Total	(18,959)	(28,418)	(2,579)	(1,049)	(1,594)	(7,733)	(15,463)

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

29.	Financial risk management (continued)

	Carrying		6 months	6 to 12	1 to 2	2 to 5	More than
	amount	Total	or less	months	years	years	5 years
	(In $ million)

As of December 31, 2010
Non-derivative financial liabilities
Bank overdrafts	(12)	(12)	(12)	—	—	—	—
Trade and other payables	(1,236)	(1,236)	(1,236)	—	—	—	—
Non-current payables	(9)	(9)	—	—	(9)	—	—
Loans and borrowings:
2009 Credit Agreement	(4,026)	(5,381)	(176)	(198)	(419)	(1,986)	(2,602)
October 2010 Senior Secured Notes	(1,470)	(2,407)	(53)	(53)	(107)	(320)	(1,874)
October 2010 Senior Notes	(1,464)	(2,649)	(68)	(68)	(135)	(405)	(1,973)
May 2010 Notes	(978)	(1,639)	(43)	(43)	(85)	(255)	(1,213)
2009 Notes	(1,648)	(2,526)	(67)	(67)	(134)	(401)	(1,857)
2007 Senior Notes	(621)	(945)	(26)	(26)	(51)	(153)	(689)
2007 Senior Subordinated Notes	(542)	(904)	(27)	(27)	(53)	(159)	(638)
Pactiv 2012 Notes	(261)	(278)	(7)	(7)	(264)	—	—
Pactiv 2017 Notes	(316)	(457)	(12)	(12)	(24)	(73)	(336)
Pactiv 2018 Notes	(17)	(24)	(1)	(1)	(1)	(3)	(18)
Pactiv 2025 Notes	(269)	(606)	(11)	(11)	(22)	(66)	(496)
Pactiv 2027 Notes	(197)	(476)	(8)	(8)	(17)	(50)	(393)
Related party borrowings	(16)	(19)	—	—	—	—	(19)
Other borrowings	(32)	(43)	(3)	(3)	(2)	(6)	(29)

	(13,114)	(19,611)	(1,750)	(524)	(1,323)	(3,877)	(12,137)

Derivative financial liabilities
Commodity derivatives:
Inflows	11	52	35	17	—	—	—
Outflows	—	(41)	(25)	(16)	—	—	—

	11	11	10	1	—	—	—

Total	(13,103)	(19,600)	(1,740)	(523)	(1,323)	(3,877)	(12,137)

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

29.	Financial risk management (continued)

29.5  Classification and fair values

	Fair value		Cash, loans		Total
	through the	Held to	and	Other	carrying	Fair
	profit or loss	maturity	receivables	liabilities	amount	value
	(In $ million)

As of December 31, 2011
Assets
Cash and cash equivalents	—	—	597	—	597	597
Current and non-current receivables	—	—	1,551	—	1,551	1,551
Derivative financial assets
Commodity contracts	1	—	—	—	1	1
Embedded derivatives	122	—	—	—	122	122

Total assets	123	—	2,148	—	2,271	2,271

Liabilities
Bank overdrafts	—	—	—	(3)	(3)	(3)
Trade and other payables	—	—	—	(1,747)	(1,747)	(1,747)
Other non-current payables	—	—	—	(33)	(33)	(33)
Derivative financial liabilities
Commodity contracts	(16)	—	—	—	(16)	(16)
Loans and borrowings:
August 2011 Credit Agreement	—	—	—	(4,490)	(4,490)	(4,574)
August 2011 Senior Secured Notes	—	—	—	(1,468)	(1,468)	(1,560)
August 2011 Senior Notes	—	—	—	(972)	(972)	(960)
February 2011 Senior Secured Notes	—	—	—	(999)	(999)	(979)
February 2011 Senior Notes	—	—	—	(993)	(993)	(873)
October 2010 Senior Secured Notes	—	—	—	(1,473)	(1,473)	(1,564)
October 2010 Senior Notes	—	—	—	(1,466)	(1,466)	(1,416)
May 2010 Notes	—	—	—	(980)	(980)	(956)
2009 Notes	—	—	—	(1,642)	(1,642)	(1,758)
2007 Senior Notes	—	—	—	(606)	(606)	(527)
2007 Senior Subordinated Notes	—	—	—	(530)	(530)	(433)
Pactiv 2012 Notes	—	—	—	(253)	(253)	(249)
Pactiv 2017 Notes	—	—	—	(314)	(314)	(242)
Pactiv 2018 Notes	—	—	—	(17)	(17)	(11)
Pactiv 2025 Notes	—	—	—	(269)	(269)	(187)
Pactiv 2027 Notes	—	—	—	(197)	(197)	(142)
Graham Packaging 2014 Notes	—	—	—	(367)	(367)	(362)
Graham Packaging 2017 Notes	—	—	—	(14)	(14)	(13)
Graham Packaging 2018 Notes	—	—	—	(19)	(19)	(19)
Related party borrowings	—	—	—	(39)	(39)	(39)
Other borrowings	—	—	—	(53)	(53)	(53)

Total liabilities	(16)	—	—	(18,944)	(18,960)	(18,716)

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

29.	Financial risk management (continued)

	Fair value		Cash, loans		Total
	through the	Held to	and	Other	carrying	Fair
	profit or loss	maturity	receivables	liabilities	amount	value
	(In $ million)

As of December 31, 2010
Assets
Cash and cash equivalents	—	—	663	—	663	663
Current and non-current receivables	—	—	1,192	—	1,192	1,192
Derivative financial assets
Commodity contracts	12	—	—	—	12	12
Embedded derivatives	87	—	—	—	87	87

Total assets	99	—	1,855	—	1,954	1,954

Liabilities
Bank overdrafts	—	—	—	(12)	(12)	(12)
Trade and other payables	—	—	—	(1,236)	(1,236)	(1,236)
Other non-current payables	—	—	—	(9)	(9)	(9)
Derivative financial liabilities
Commodity contracts	(1)	—	—	—	(1)	(1)
Loans and borrowings:
2009 Credit Agreement	—	—	—	(4,026)	(4,026)	(4,150)
October 2010 Senior Secured Notes	—	—	—	(1,470)	(1,470)	(1,553)
October 2010 Senior Notes	—	—	—	(1,464)	(1,464)	(1,549)
May 2010 Notes	—	—	—	(978)	(978)	(1,015)
2009 Notes	—	—	—	(1,648)	(1,648)	(1,810)
2007 Senior Notes	—	—	—	(621)	(621)	(641)
2007 Senior Subordinated Notes	—	—	—	(542)	(542)	(575)
Pactiv 2012 Notes	—	—	—	(261)	(261)	(257)
Pactiv 2017 Notes	—	—	—	(316)	(316)	(297)
Pactiv 2018 Notes	—	—	—	(17)	(17)	(15)
Pactiv 2025 Notes	—	—	—	(269)	(269)	(236)
Pactiv 2027 Notes	—	—	—	(197)	(197)	(179)
Related party borrowings	—	—	—	(16)	(16)	(16)
Other borrowings	—	—	—	(32)	(32)	(32)

Total liabilities	(1)	—	—	(13,114)	(13,115)	(13,583)

The methods used in determining fair values of financial instruments are disclosed in note 5.

29.6  Fair value measurements recognized in the statement of comprehensive income

The following table sets out an analysis of the Group’s financial instruments that are measured subsequent to initial recognition at fair value and are grouped into levels based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

29.	Financial risk management (continued)

	Level 1	Level 2	Level 3	Total
	(In $ million)

As of December 31, 2011
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity derivatives, net	—	(15)	—	(15)
Embedded derivatives	—	122	—	122

Total	—	107	—	107

As of December 31, 2010
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity derivatives, net	—	11	—	11
Embedded derivatives	—	87	—	87

Total	—	98	—	98

There were no transfers between any levels during the periods ended December 31, 2011 and 2010.

30.	Related parties

Parent and ultimate controlling party

The immediate parent of the Group is Reynolds Group Holdings Limited, the ultimate parent of the Group is Packaging Holdings Limited and the ultimate shareholder is Mr. Graeme Hart.

Transactions with key management personnel

Key management personnel compensation comprised:

	For the period ended December 31,
	2011	2010	2009
	(In $ million)

Short-term employee benefits	13	11	8
Management fees	—	1	3

Total compensation expense to key management personnel	13	12	11

There have been no transactions with key management personnel during the periods ended December 31, 2011, 2010 and 2009.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

30.	Related parties (continued)

Related party transactions

The transactions and balances outstanding with joint ventures are with SIG Combibloc Obeikan FZCO and SIG Combibloc Obeikan Company Limited. All other related parties detailed below have a common ultimate shareholder. The entities and types of transactions with which the Group entered into related party transactions during the periods are detailed below:

	Transaction values for
	the period ended			Balances outstanding as of
	December 31,			December 31,
	2011	2010	2009	2011	2010
	(In $ million)

Transactions with the immediate and ultimate parent companies
Due to immediate parent(a)	—	—	—	(16)	(16)
Transactions with joint ventures
Sale of goods and services(b)	131	122	96	25	29
Purchase of goods(b)	—	—	(4)	—	(3)
Sale of non-current assets	—	7	—	—	—
Transactions with other related parties
Trade receivables
BPC United States Inc.	—	—	—	4	1
Sale of services	3	—	—	—	—
Sale of property, plant and equipment(f)	—	3	—	—	—
Carter Holt Harvey Limited	—	—	—	—	1
Sale of goods	3	14	—	—	—
Carter Holt Harvey Packaging Pty Limited	—	—	—	—	4
Sale of goods	4	20	—	—	—
Carter Holt Harvey Pulp & Paper Limited	—	—	—	—	1
Sale of goods	3	2	—	—	—
FRAM Group Operations LLC	—	—	—	1	—
United Components, Inc	—	—	—	1	—
Trade payables
BPC United States Inc.	—	—	—	—	—
Management fees	—	(1)	(3)	—	—
Recharges	—	—	(3)	—	—
Carter Holt Harvey Limited	—	—	—	(1)	(1)
Purchase of goods	(10)	(1)	—	—	—
Purchase of Whakatane Mill(e)	—	(46)	—	—	—
Carter Holt Harvey Pulp & Paper Limited	—	—	—	(5)	(3)
Purchase of goods	(38)	(25)	—	—	—
Rank Group Limited(c)	—	—	—	(41)	(6)
Recharges	(121)	(43)	(16)	—	—
Reynolds Packaging (NZ) Limited	—	—	(1)	—	(1)
Dividends paid	—	(39)	—	—	—

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

30.	Related parties (continued)

	Transaction values for
	the period ended			Balances outstanding as of
	December 31,			December 31,
	2011	2010	2009	2011	2010
	(In $ million)

Loans receivable
BPC United States Inc.	—	—	—	—	—
Repayments	—	12	—	—	—
Reynolds Consumer Products (NZ) Limited	—	—	—	—	—
Interest income	—	2	1	—	—
Novation of loan	—	1	—	—	—
Repayment of loan	—	61	—	—	—
Reynolds Treasury (NZ) Limited	—	—	—	—	—
Interest income	—	1		—	—
Repayments	—	25	—	—	—
Loans Payable
Carter Holt Harvey Limited	—	—	—	—	—
Interest expense	—	—	(4)	—	—
Evergreen Packaging New Zealand Limited	—	—	—	—	—
Interest expense	—	—	(1)	—	—
Reynolds Consumer Products (NZ) Limited	—	—	—	—	—
Interest expense	—	—	(6)	—	—
Reynolds Treasury (NZ) Limited(d)	—	—	—	(23)	—
Loan advanced	(25)	—	—	—	—
Interest expense	(1)	—	(2)	—	—

(a)	The advance due to RGHL accrued interest at a rate based on EURIBOR plus a margin of 2.375%. During the period ended December 31, 2011, interest accrued at rates from 3.38% to 3.93% (2010: 3.01% to 3.32%; 2009: 3.13% to 5.22%). The loan is subordinated to the obligations under the August 2011 Credit Agreement, the August 2011 Senior Secured Notes, the February 2011 Senior Secured Notes, the October 2010 Senior Secured Notes and the 2009 Notes, and is subject to certain other payment restrictions, including in favor of the 2007 Notes under the terms of the inter-creditor arrangements.

(b)	All transactions with joint ventures are settled in cash. Sales of goods and services are negotiated on a cost-plus basis allowing a margin ranging from 3% to 6%. All amounts are unsecured, non-interest bearing and repayable on demand.

(c)	Represents certain costs paid by Rank Group Limited on behalf of the Group that were subsequently recharged to the Group. These costs are primarily related to the Group’s financing and acquisition activities.

(d)	On August 23, 2011, the Group borrowed the Euro equivalent of $25 million from Reynolds Treasury (NZ) Limited. The loan bears interest at the greater of 2% and the 3 month EURIBOR rate plus 4.875%. The loan is unsecured and the repayment date will be agreed between the parties.

(e)	On May 4, 2010, the Group acquired the Whakatane Mill for a purchase price of $48 million, being the fair value of the net assets at the date purchased, from Carter Holt Harvey Limited (“CHHL”). The consideration paid to the seller of the assets was subject to certain post-closing adjustments relating to the closing net working capital, reimbursable wages and other stub period adjustments. The post-closing

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

30.	Related parties (continued)

adjustments resulted in CHHL owing the Group an amount of $2 million which was paid during the period ended December 31, 2010.

(f)	On April 29, 2010, Blue Ridge Paper Products Inc. sold land and buildings in Richmond to BPC United States Inc. The consideration paid was the net book value of the assets at the date of sale, being $3 million settled at the date of sale.

31.	Group entities

					Voting
	Reporting	Country of	Ownership interest (%)		Interest
	Date	incorporation	2011	2010	(%) 2011

Alusud Argentina S.R.L.	Dec-31	Argentina	100	100	100
Graham Packaging Argentina S.A.(a)	Dec-31	Argentina	100	—	100
Graham Packaging San Martin S.A.(a)	Dec-31	Argentina	100	—	100
Lido Plast San Luis S.A.(a)	Dec-31	Argentina	100	—	100
SIG Combibloc Agrentina S.R.L.	Dec-31	Argentina	100	100	100
Whakatane Mill Australia Pty Limited	Dec-31	Australia	100	100	100
SIG Austria Holding GmbH	Dec-31	Austria	100	100	100
SIG Combibloc GmbH	Dec-31	Austria	100	100	100
SIG Combibloc GmbH & Co. KG	Dec-31	Austria	100	100	100
Gulf Closures W.L.L.(b)	Dec-31	Bahrain	49	49	49
Graham Packaging Belgium N.V.(a)	Dec-31	Belgium	100	—	100
Graham Packaging Lummen N.V.(a)	Dec-31	Belgium	100	—	100
Closure Systems International (Brazil) Sistemas de Vedacao Ltda.	Dec-31	Brazil	100	100	100
Graham Packaging do Brasil Indústria e Comércio Ltda.(a)	Dec-31	Brazil	100	—	100
Graham Packaging Paraná Ltda.(a)	Dec-31	Brazil	100	—	100
Resin Rio Comercio Ltda.(a)	Dec-31	Brazil	100	—	100
SIG Beverages Brasil Ltda.	Dec-31	Brazil	100	100	100
SIG Combibloc do Brasil Ltda.	Dec-31	Brazil	100	100	100
CSI Latin American Holdings Corporation	Dec-31	British Virgin Islands	100	100	100
Reynolds Consumer Products Bulgaria EOOD	Dec-31	Bulgaria	100	100	100
798795 Ontario Limited(c)	Dec-31	Canada	—	100	—
Closure Systems International (Canada) Limited(c)	Dec-31	Canada	—	100	—
Conference Cup Ltd.(d)	Dec-31	Canada	100	—	100
Dopaco Canada, Inc.(d)	Dec-31	Canada	100	—	100
Evergreen Packaging Canada Limited	Dec-31	Canada	100	100	100
Garven Incorporated(d)	Dec-31	Canada	100	—	100
Graham Packaging Canada Limited(a)	Dec-31	Canada	100	—	100
Newspring Canada, Inc.(c)	Dec-31	Canada	—	100	—
Pactiv Canada, Inc.(c)	Dec-31	Canada	—	100	—
Pactiv Canada, Inc.(e)	Dec-31	Canada	100	—	100
Reynolds Food Packaging Canada Inc.(c)	Dec-31	Canada	—	100	—
Crystal Insurance Comp. Ltd.	Dec-31	Channel Islands	100	100	100
SIG Asset Holdings Limited	Dec-31	Channel Islands	100	100	100
Alusud Embalajes Chile Ltda.	Dec-31	Chile	100	100	100
SIG Combibloc Chile Limitada	Dec-31	Chile	100	100	100
Closure Systems International (Guangzhou) Limited	Dec-31	China	100	100	100
Closure Systems International (Wuhan) Limited	Dec-31	China	100	100	100

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

31.	Group entities (continued)

					Voting
	Reporting	Country of	Ownership interest (%)		Interest
	Date	incorporation	2011	2010	(%) 2011

CSI Closures Systems (Hangzhou) Co., Ltd.	Dec-31	China	100	100	100
CSI Closures Systems (Tianjin) Co., Ltd.	Dec-31	China	100	100	100
Dongguan Pactiv Packaging Co., Ltd	Dec-31	China	51	51	51
Evergreen Packaging (Shanghai) Co., Limited	Dec-31	China	100	100	100
Graham Packaging (Guangzhou) Co. Ltd.(a)	Dec-31	China	100	—	100
Graham Packaging Trading (Shanghai) Co. Ltd.(a)	Dec-31	China	100	—	100
Reynolds Metals (Shanghai) Ltd.	Dec-31	China	100	100	100
SIG Combibloc (Suzhou) Co. Ltd.	Dec-31	China	100	100	100
SIG Combibloc Packaging Technology Services (Shanghai) Co. Ltd. (In liquidation)	Dec-31	China	100	100	100
Zhejing Zhongbao Packaging Co., Ltd	Dec-31	China	62.5	62.5	62.5
Alusud Embalajes Colombia Ltda.	Dec-31	Colombia	100	100	100
CSI Closure Systems Manufacturing do Centro America, Sociedad de Responsabilidad Limitada	Dec-31	Costa Rica	100	100	100
SIG Combibloc s.r.o	Dec-31	Czech Republic	100	100	100
Closure Systems International (Egypt) LLC	Dec-31	Egypt	100	100	100
Evergreen Packaging de El Salvador S.A. de C.V.	Dec-31	El Salvador	100	100	100
Graham Packaging Company OY(a)	Dec-31	Finland	100	—	100
Graham Packaging Europe SNC(a)	Dec-31	France	100	—	100
Graham Packaging France S.A.S.(a)	Dec-31	France	100	—	100
Graham Packaging Normandy S.a.r.l.(a)	Dec-31	France	100	—	100
Graham Packaging Villecomtal S.a.r.l.(a)	Dec-31	France	100	—	100
SIG Combibloc S.a.r.l	Dec-31	France	100	100	100
Closure Systems International Deutschland GmbH	Dec-31	Germany	100	100	100
Closure Systems International Holdings (Germany) GmbH	Dec-31	Germany	100	100	100
Omni-Pac Ekco Gmbh Verpackungsmittel	Dec-31	Germany	100	100	100
Omni-Pac Gmbh Verpackungsmittel	Dec-31	Germany	100	100	100
Pactiv Deutschland Holdinggesellschaft mbH	Dec-31	Germany	100	100	100
Pactiv Forest Products GmbH	Dec-31	Germany	100	100	100
Pactiv Hamburg Holdings GmbH(f)	Dec-31	Germany	—	100	—
SIG Beverages Germany GmbH	Dec-31	Germany	100	100	100
SIG Combibloc GmbH	Dec-31	Germany	100	100	100
SIG Combibloc Holding GmbH	Dec-31	Germany	100	100	100
SIG Combibloc Systems GmbH	Dec-31	Germany	100	100	100
SIG Combibloc Zerspanungstechnik GmbH	Dec-31	Germany	100	100	100
SIG Euro Holding AG & Co. KGaA	Dec-31	Germany	100	100	100
SIG Information Technology GmbH	Dec-31	Germany	100	100	100
SIG International Services GmbH	Dec-31	Germany	100	100	100
SIG Beteiligungs GmbH (formerly SIG Vietnam Beteiligungs GmbH)(g)	Dec-31	Germany	100	100	100
Closure Systems International (Hong Kong) Limited	Dec-31	Hong Kong	100	100	100
Evergreen Packaging (Hong Kong) Limited	Dec-31	Hong Kong	100	100	100
Graham Packaging Asia Limited(a)	Dec-31	Hong Kong	100	—	100
Roots Investment Holding Private Limited(a)	Dec-31	Hong Kong	100	—	100
SIG Combibloc Limited	Dec-31	Hong Kong	100	100	100
Closure Systems International Holdings (Hungary) Kft.(h)	Dec-31	Hungary	—	100	—

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

31.	Group entities (continued)

					Voting
	Reporting	Country of	Ownership interest (%)		Interest
	Date	incorporation	2011	2010	(%) 2011

CSI Hungary Manufacturing and Trading Limited Liability Company	Dec-31	Hungary	100	100	100
SIG Combibloc Kft.	Dec-31	Hungary	100	100	100
Closure Systems International(I) Private Limited	Mar-31	India	100	100	100
SIG Beverage Machinery and Systems (India) Pvt. Ltd. (in liquidation)	Dec-31	India	100	100	100
PT. Graham Packaging Indonesia(a)	Dec-31	Indonesia	100	—	100
Ha’Lakoach He’Neeman H’Sheeshim Ou’Shenayim Ltd.	Dec-31	Israel	100	100	100
Graham Packaging Company Italia S.r.l.(a)	Dec-31	Italy	100	—	100
SIG Combibloc S.r.l	Dec-31	Italy	100	100	100
S.I.P. S.r.l. Societa Imballaggi Plastici S.r.l. (in liquidation)(a)	Dec-31	Italy	100	—	100
Closure Systems International Holdings (Japan) KK	Dec-31	Japan	100	100	100
Closure Systems International Japan, Limited	Dec-31	Japan	100	100	100
Graham Packaging Japan Godo Kaisha(a)	Dec-31	Japan	100	—	100
Closure Systems International Holdings (Korea), Ltd.	Dec-31	Korea	100	100	100
Evergreen Packaging Korea Limited	Dec-31	Korea	100	100	100
SIG Combibloc Korea Ltd.	Dec-31	Korea	100	100	100
Beverage Packaging Factoring (Luxembourg) S.à r.l.(i)	Dec-31	Luxembourg	100	—	100
Beverage Packaging Holdings (Luxembourg) III S.à r.l	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) IV S.à r.l.(i)	Dec-31	Luxembourg	100	—	100
Evergreen Packaging (Luxembourg) S.à r.l	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) S.à r.l.(j)	Dec-31	Luxembourg	100	—	100
Graham Packaging European Holdings (Luxembourg) I S.à r.l.(j)	Dec-31	Luxembourg	100	—	100
Reynolds Group Issuer (Luxembourg) S.A.	Dec-31	Luxembourg	100	100	100
SIG Finance (Luxembourg) S.à r.l. (in liquidation)(k)	Dec-31	Luxembourg	—	100	—
Asesores y Consultores Graham, S. de R.L. de C.V.(a)	Dec-31	Mexico	100	—	100
Bienes Industriales del Norte, S.A. de C.V.	Dec-31	Mexico	100	100	100
CSI En Ensenada, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI En Saltillo, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI Tecniservicio, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Evergreen Packaging Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Graham Packaging Plastic Products de Mexico S. de. R.L. de C.V.(a)	Dec-31	Mexico	100	—	100
Grupo Corporativo Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Grupo CSI de México, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Maxpack, S. de R.L. de C.V.(m)	Dec-31	Mexico	—	100	—
Middle America M.A., S.A. de C.V. (in liquidation)	Dec-31	Mexico	100	100	100
Pactiv Foodservice Mexico S. de R.L. de C.V. (formerly Central de Bolsas S. de R.L. de C.V.)(l)	Dec-31	Mexico	100	100	100
Pactiv Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Pactiv North American Holdings, S. de R.L. de C.V. (formerly Pactiv North American Holdings LLC)(u)	Dec-31	Mexico	—	100	—
Reynolds Metals Company de Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Servicio Terrestre Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

31.	Group entities (continued)

					Voting
	Reporting	Country of	Ownership interest (%)		Interest
	Date	incorporation	2011	2010	(%) 2011

Servicios Graham Packaging, S. de. R.L. de C.V.(a)	Dec-31	Mexico	100	—	100
Servicios Industriales Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Integrales de Operacion, S.A. de C.V.	Dec-31	Mexico	100	100	100
SIG Combibloc México, S.A. de C.V.	Dec-31	Mexico	100	100	100
SIG Simonazzi México, S.A. de C.V. (in liquidation)	Dec-31	Mexico	100	100	100
Tecnicos de Tapas Innovativas, S.A. de C.V.	Dec-31	Mexico	100	100	100
Closures Systems International Nepal Private Limited	Jul-31	Nepal	76	76	76
Beverage Packaging Holdings (Netherlands) B.V	Dec-31	Netherlands	100	100	100
Closure Systems International B.V	Dec-31	Netherlands	100	100	100
Evergreen Packaging International B.V	Dec-31	Netherlands	100	100	100
Graham Packaging Company B.V.(a)	Dec-31	Netherlands	100	—	100
Graham Packaging Holdings B.V.(a)	Dec-31	Netherlands	100	—	100
Graham Packaging Zoetermeer B.V.(a)	Dec-31	Netherlands	100	—	100
Pactiv Europe B.V	Dec-31	Netherlands	100	100	100
Reynolds Consumer Products International B.V	Dec-31	Netherlands	100	100	100
Reynolds Packaging International B.V	Dec-31	Netherlands	100	100	100
SIG Combibloc B.V	Dec-31	Netherlands	100	100	100
Whakatane Mill Limited	Dec-31	New Zealand	100	100	100
Envases Panama, S.A.(n)	Dec-31	Panama	—	100	—
Alusud Peru S.A.	Dec-31	Peru	100	100	100
Closure Systems International (Philippines), Inc.	Dec-31	Philippines	100	100	100
Graham Packaging Poland SP. Z.O.O.(a)	Dec-31	Poland	100	—	100
Omni Pac Poland SP. Z.O.O	Dec-31	Poland	100	100	100
SIG Combibloc SP. Z.O.O	Dec-31	Poland	100	100	100
CSI Vostok Limited Liability Company	Dec-31	Russia	100	100	100
OOO SIG Combibloc	Dec-31	Russia	100	100	100
Pactiv Asia Pte Ltd	Dec-31	Singapore	100	100	100
Closure Systems International España, S.L.U	Dec-31	Spain	100	100	100
Closure Systems International Holdings (Spain), S.A.	Dec-31	Spain	100	100	100
Graham Packaging Iberica S.L.(a)	Dec-31	Spain	100	—	100
Reynolds Food Packaging Spain, S.L.U	Dec-31	Spain	100	100	100
SIG Combibloc S.A.	Dec-31	Spain	100	100	100
SIG Combibloc AB	Dec-31	Sweden	100	100	100
SIG allCap AG	Dec-31	Switzerland	100	100	100
SIG Combibloc Procurement AG	Dec-31	Switzerland	100	100	100
SIG Combibloc (Schweiz) AG	Dec-31	Switzerland	100	100	100
SIG Combibloc Group AG	Dec-31	Switzerland	100	100	100
SIG Reinag AG	Dec-31	Switzerland	100	100	100
SIG Schweizerische Industrie-Gesellschaft AG	Dec-31	Switzerland	100	100	100
SIG Technology AG	Dec-31	Switzerland	100	100	100
Evergreen Packaging (Taiwan) Co. Limited	Dec-31	Taiwan	100	100	100
SIG Combibloc Taiwan Ltd.	Dec-31	Taiwan	100	100	100
SIG Combibloc Ltd.	Dec-31	Thailand	100	100	100
Closure Systems International Plastik Ithalat Ihracat Sanayi Ve Ticaret Limited Sirketi	Dec-31	Turkey	100	100	100

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

31.	Group entities (continued)

					Voting
	Reporting	Country of	Ownership interest (%)		Interest
	Date	incorporation	2011	2010	(%) 2011

Graham Plastpak Plastik Ambalaj Sanayi A.S.(a)	Dec-31	Turkey	100	—	100
SIG Combibloc Paketleme Ve Ticaret Limited Sirketi	Dec-31	Turkey	100	100	100
Alpha Products (Bristol) Limited	Dec-31	United Kingdom	100	100	100
Closure Systems International (UK) Limited	Dec-31	United Kingdom	100	100	100
Graham Packaging European Services Limited(a)	Dec-31	United Kingdom	100	—	100
Graham Packaging Plastics Limited(a)	Dec-31	United Kingdom	100	—	100
Graham Packaging U.K. Limited(a)	Dec-31	United Kingdom	100	—	100
IVEX Holdings, Ltd.	Dec-31	United Kingdom	100	100	100
J. & W. Baldwin (Holdings) Limited	Dec-31	United Kingdom	100	100	100
Kama Europe Limited	Dec-31	United Kingdom	100	100	100
Omni-Pac U.K. Limited	Dec-31	United Kingdom	100	100	100
Pactiv (Caerphilly) Limited	Dec-31	United Kingdom	100	100	100
Pactiv (Films) Limited	Dec-31	United Kingdom	100	100	100
Pactiv (Stanley) Limited (in liquidation)	Dec-31	United Kingdom	100	100	100
Pactiv Limited (in liquidation)	Dec-31	United Kingdom	100	100	100
Reynolds Consumer Products (UK) Limited	Dec-31	United Kingdom	100	100	100
Reynolds Subco (UK) Limited	Dec-31	United Kingdom	100	100	100
SIG Combibloc Limited	Dec-31	United Kingdom	100	100	100
SIG Holdings (UK) Ltd.	Dec-31	United Kingdom	100	100	100
The Baldwin Group Ltd.	Dec-31	United Kingdom	100	100	100
Baker’s Choice Products, Inc.	Dec-31	U.S.A.	100	100	100
BCP/Graham Holdings L.L.C.(a)	Dec-31	U.S.A.	100	—	100
Blue Ridge Holding Corp.	Dec-31	U.S.A.	100	100	100
Blue Ridge Paper Products Inc.	Dec-31	U.S.A.	100	100	100
BRPP, LLC	Dec-31	U.S.A.	100	100	100
Bucephalas Acquisition Corp.(o)	Dec-31	U.S.A.	—	—	—
Closure Systems International Americas, Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Holdings Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Packaging Machinery Inc. (formerly Reynolds Packaging Machinery Inc.)(z)	Dec-31	U.S.A.	100	100	100
Closure Systems Mexico Holdings LLC	Dec-31	U.S.A.	100	100	100
Coast-Packaging Company (California General Partnership)(b)	Dec-31	U.S.A.	50	50	50
CSI Mexico LLC	Dec-31	U.S.A.	100	100	100
CSI Sales & Technical Services Inc.	Dec-31	U.S.A.	100	100	100
Dopaco, Inc.(p)	Dec-31	U.S.A.	100	—	100
Evergreen Packaging Inc.	Dec-31	U.S.A.	100	100	100
Evergreen Packaging International (US) Inc.	Dec-31	U.S.A.	100	100	100
Evergreen Packaging USA Inc.	Dec-31	U.S.A.	100	100	100
GPACSUB LLC(a)	Dec-31	U.S.A.	100	—	100
GPC Capital Corp. I(a)	Dec-31	U.S.A.	100	—	100
GPC Capital Corp. II(a)	Dec-31	U.S.A.	100	—	100
GPC Holdings LLC(a)	Dec-31	U.S.A.	100	—	100
GPC Merger LLC(a)(q)	Dec-31	U.S.A.	—	—	—
GPC Opco GP LLC(a)	Dec-31	U.S.A.	100	—	100

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

31.	Group entities (continued)

					Voting
	Reporting	Country of	Ownership interest (%)		Interest
	Date	incorporation	2011	2010	(%) 2011

GPC Sub GP LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Acquisition Corporation(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Comerc USA LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Company Europe LLC(r)	Dec-31	U.S.A.	100	—	100
Graham Packaging Company Inc.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Company L.P.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Controllers USA LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging France Partners(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging GP Acquisition LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Holdings Company(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging International Plastics Products Inc.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Latin America LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging LC, L.P.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Leasing USA LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging LP Acquisition LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Minster LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging PET Technologies Inc.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Plastic Products Inc.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Poland L.P.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging PX Company(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging PX Holding Corporation(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging PX, LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Regioplast STS Inc.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Technological Specialties LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging West Jordan, LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Recycling Company L.P.(a)	Dec-31	U.S.A.	100	—	100
Newspring Industrial Corp.	Dec-31	U.S.A.	100	100	100
Pactiv Germany Holdings Inc.	Dec-31	U.S.A.	100	100	100
Pactiv International Holdings Inc.	Dec-31	U.S.A.	100	100	100
Pactiv LLC (formerly Pactiv Corporation)(s)	Dec-31	U.S.A.	100	100	100
Pactiv Factoring LLC	Dec-31	U.S.A.	100	100	100
Pactiv Management Company LLC	Dec-31	U.S.A.	100	100	100
Pactiv NA II LLC(t)	Dec-31	U.S.A.	100	100	100
Pactiv Retirement Administration LLC	Dec-31	U.S.A.	100	100	100
Pactiv RSA LLC	Dec-31	U.S.A.	100	100	100
PCA West Inc.	Dec-31	U.S.A.	100	100	100
Prairie Packaging, Inc.	Dec-31	U.S.A.	100	100	100
PWP Holdings, Inc.	Dec-31	U.S.A.	100	100	100
PWP Industries, Inc.	Dec-31	U.S.A.	100	100	100
RenPac Holdings Inc.(v)	Dec-31	U.S.A.	100	—	100
Reynolds Consumer Products Holdings LLC (formerly Reynolds Consumer Products Holdings Inc.)(w)	Dec-31	U.S.A.	100	100	100
Reynolds Consumer Products, Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Flexible Packaging Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Foil Inc.	Dec-31	U.S.A.	100	100	100

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

31.	Group entities (continued)

					Voting
	Reporting	Country of	Ownership interest (%)		Interest
	Date	incorporation	2011	2010	(%) 2011

Reynolds Food Packaging LLC	Dec-31	U.S.A.	100	100	100
Reynolds Group Holdings Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer LLC	Dec-31	U.S.A.	100	100	100
Reynolds Manufacturing, Inc.(x)	Dec-31	U.S.A.	100	—	100
Reynolds Packaging Holdings LLC (formerly Reynolds Packaging Inc.)(y)	Dec-31	U.S.A.	100	100	100
Reynolds Packaging Kama Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Packaging LLC	Dec-31	U.S.A.	100	100	100
Reynolds Services Inc.	Dec-31	U.S.A.	100	100	100
RGHL US Escrow II Inc.(aa)	Dec-31	U.S.A.	—	—	—
RGHL US Escrow II LLC(cc)	Dec-31	U.S.A.	—	—	—
RGHL US Escrow Holdings II Inc.(bb)	Dec-31	U.S.A.	—	—	—
SIG Combibloc Inc.	Dec-31	U.S.A.	100	100	100
SIG Holding USA LLC (formerly SIG Holding USA, Inc.)(dd)	Dec-31	U.S.A.	100	100	100
Southern Plastics, Inc.	Dec-31	U.S.A.	100	100	100
The Corinth and Counce Railroad Company(ee)	Dec-31	U.S.A.	—	100	—
Ultra Pac, Inc.	Dec-31	U.S.A.	100	100	100
Union Packaging LLC(p)(ff)	Dec-31	U.S.A.	—	—	—
Alusud Venezuela S.A.	Dec-31	Venezuela	100	100	100
Graham Packaging Plasticos de Venezuela C.A.(a)	Dec-31	Venezuela	100	—	100
SIG Vietnam Ltd.	Dec-31	Vietnam	100	100	100

(a)	Acquired as part of the Graham Packaging Acquisition on September 8, 2011.

(b)	The Group has control as it has the power to govern the financial and operating policies of the entity.

(c)	Amalgamated into a “new” Pactiv Canada Inc. on July 1, 2011.

(d)	Acquired as part of the Dopaco Acquisition on May 2, 2011 by Reynolds Food Packaging Canada Inc.

(e)	Incorporated on July 1, 2011.

(f)	Merged with SIG Beteiligungs GmbH on September 15, 2011.

(g)	Changed name to SIG Beteiligungs GmbH on September 15, 2011.

(h)	Merged into CSI Hungary Manufacturing and Trading Limited Liability Company on December 31, 2011.

(i)	Incorporated on December 21, 2011.

(j)	Incorporated on December 20, 2011.

(k)	Liquidation was concluded on January 18, 2011 and the company subsequently deregistered.

(l)	Changed name to Pactiv Foodservice Mexico, S. de R.L. de C.V. on September 27, 2011.

(m)	Merged into Pactiv Foodservice Mexico, S. de R.L. de C.V. on December 31, 2011.

(n)	Dissolved on February 11, 2011.

(o)	Incorporated on June 13, 2011, and subsequently merged into Graham Packaging Company Inc. on September 8, 2011.

(p)	Acquired as part of the Dopaco Acquisition on May 2, 2011 by Pactiv Corporation, now Pactiv LLC.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

31.	Group entities (continued)

(q)	Merged into Graham Packaging Holdings Company on September 12, 2011.

(r)	Incorporated on December 13, 2011.

(s)	Converted to a Delaware limited liability company on December 31, 2011 becoming Pactiv LLC.

(t)	Incorporated on February 8, 2011.

(u)	Redomiciled from U.S.A. to Mexico and transformed to a Mexican company as a “S. de R.L. de C.V.”, following which Pactiv North American Holdings, S. de R.L. de C.V. and Central de Bolsas, S. de R.L. de C.V. merged, with the latter being the surviving entity. The merger was effective March 29, 2011.

(v)	Incorporated on September 29, 2011.

(w)	Converted to a Delaware limited liability company on December 31, 2011 becoming Reynolds Consumer Products Holdings LLC.

(x)	Incorporated on September 14, 2011.

(y)	Converted to a Delaware limited liability company on December 31, 2011 becoming Reynolds Packaging Holdings LLC.

(z)	Changed name to Closure Systems International Packaging Machinery Inc. on March 2, 2011.

(aa)	Incorporated on July 7, 2011 and subsequently merged into Reynolds Group Issuer Inc. on September 8, 2011.

(bb)	Incorporated on July 7, 2011 and subsequently merged into Reynolds Group Holdings Inc. on September 8, 2011.

(cc)	Incorporated on July 7, 2011 and subsequently merged into Reynolds Group Issuer LLC on September 8, 2011.

(dd)	Converted to a Delaware limited liability company on December 31, 2011 becoming SIG Holding USA, LLC.

(ee)	Dissolved on December 6, 2011.

(ff)	Sold on May 18, 2011.

32.	Business combinations under common control

On May 4, 2010, the Group acquired the business operations of Evergreen from subsidiaries of Rank Group Limited. At the time of this transaction, both the Group and Evergreen were ultimately 100% owned by Mr. Graeme Hart. The original acquisitions of the Evergreen businesses were completed between January 31, 2007 and August 1, 2007.

On September 1, 2010, the Group acquired the operations of the Reynolds foodservice packaging businesses from subsidiaries of Reynolds (NZ) Limited (“Reynolds (NZ)”). At the time of this transaction, both the Group and Reynolds (NZ) were ultimately 100% owned by Mr. Graeme Hart. The original acquisition of the Reynolds foodservice packaging businesses was completed on February 29, 2008.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

32.	Business combinations under common control (continued)

The following table shows the effect of the legal consummation of the acquisitions of Evergreen and the Reynolds foodservice packaging business as of their respective dates of acquisition by the Group:

		Reynolds
		food service
	Evergreen	packaging	Total
	(In $ million)

Total consideration*	1,612	342	1,954
Net book value of share capital of the acquired businesses	(713)	(193)	(906)

Difference between total consideration and net book value of share capital of acquired businesses**	899	149	1,048

On November 5, 2009, the Group acquired the business operations of the Closures segment and the Reynolds consumer products business from subsidiaries of Reynolds (NZ). At the time of this transaction, both the Group and Reynolds (NZ) were ultimately 100% owned by Mr. Graeme Hart. The original acquisition of the Closures segment and the Reynolds consumer products business by subsidiaries of Reynolds (NZ) was substantially completed on February 29, 2008. As of November 5, 2009, the effect of the legal consummation of the acquisition was as follows:

		Reynolds
		consumer
	Closures	products	Total
	(In $ million)

Total consideration*	708	984	1,692
Net book value of share capital of the acquired businesses	(467)	(641)	(1,108)

Difference between total consideration and net book value of share capital of the acquired businesses**	241	343	584

*	The Group has accounted for the acquisitions under the principles of common control. As a result, the cash acquired as part of the acquisitions is already included in the Group’s cash balance and does not form part of the net cash outflow. Further, the results of operations of the businesses acquired are included in the statements of comprehensive income from January 31, 2007 for Evergreen, and from February 29, 2008 for the Closures, Reynolds consumer products, and Reynolds foodservice packaging businesses.

**	In accordance with the Group’s accounting policy for acquisitions under common control, the difference between the share capital of the acquired businesses and the consideration paid (which represented the fair value) has been recognized directly in equity as part of other reserves. Differences in the consideration paid at the date of the legal acquisition by the Group of these businesses and those amounts paid when originally acquired by entities under the common control of the ultimate shareholder reflect changes in the relative fair value. The changes in fair value of the net assets acquired plus debt issued from the original purchase price relate to indebtedness assumed as well as changes in the underlying value of the equity of the business. The change in the underlying value of the business relates to the realization of the cost savings initiatives and operational synergies combined with improvements in industry and general market conditions.

33.	Business combinations

Graham Packaging

On September 8, 2011, the Group acquired 100% of the outstanding shares of Graham Packaging Company Inc. (“Graham Packaging”) and units of Graham Packaging Holdings, L.P. for an aggregate purchase price of $1,797 million. The consideration was paid in cash. There is no contingent consideration payable.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

33.	Business combinations (continued)

Graham Packaging is a leading global supplier of value-added rigid plastic containers for the food, specialty beverage and consumer products markets.

Funding for the purchase of the shares, the repayment of $1,935 million of certain existing indebtedness of Graham Packaging and associated transaction costs was provided through the combination of the $1,500 million principal amount of the August 2011 Senior Secured Notes, a portion of the $1,000 million principal amount of the August 2011 Senior Notes, the $2,000 million principal amount of the August 2011 Credit Agreement and available cash.

The following table provides a summary of the provisional values allocated to assets, liabilities and contingent liabilities as of the date of acquisition:

	Provisional values	Measurement	Provisional values
	recognized on	period	as of December 31,
	September 8, 2011(a)	adjustments(b)	2011(c)
	(In $ million)

Cash and cash equivalents	146	—	146
Trade and other receivables*	338	—	338
Inventories	300	—	300
Current tax assets*	3	1	4
Assets held for sale*	7	—	7
Investments in associates and joint ventures	1	—	1
Deferred tax assets*	7	1	8
Property, plant and equipment*	1,438	(37)	1,401
Intangible assets (excluding goodwill)*	1,679	695	2,374
Derivative assets	9	—	9
Other current and non-current assets*	19	—	19
Trade and other payables*	(694)	1	(693)
Current tax liabilities*	(10)	(33)	(43)
Borrowings	(2,852)	—	(2,852)
Deferred tax liabilities*	(405)	(183)	(588)
Provisions and employee benefits*	(201)	2	(199)

Net liabilities acquired	(215)	447	232
Goodwill on acquisition*	2,012	(447)	1,565

Net assets acquired	1,797	—	1,797

Consideration paid in cash	1,797	—	1,797
Net cash acquired	(146)	—	(146)

Net cash outflow	1,651	—	1,651

* Value determined on a provisional basis.

(a)	Represents the preliminary values of assets, liabilities and contingent liabilities recognized on the acquisition date based on estimated fair values.

(b)	The measurement period adjustments predominantly relate to changes in the fair values of separately identifiable intangible assets. Other measurement period adjustments have arisen from changes in the estimated fair values of property, plant and equipment as the Group continues to revise the valuations of these assets with the third party valuation firms. The changes in fair values of the separately identifiable intangible assets and property, plant and equipment resulted in a net increase in deferred tax liabilities.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

33.	Business combinations (continued)

The depreciation and amortization impact of these provisional changes to fair values was recorded during the period ended December 31, 2011.

(c)	Represents the provisional allocation of the purchase price as December 31, 2011. Management is in the process of reviewing and finalizing balances. In respect of the preliminary valuations of property, plant and equipment and intangible assets (excluding goodwill), management, with the assistance of third party valuation firms, is in the process of reviewing the preliminary valuation reports for these assets. In respect of the other account balances that continue to be recognized on a provisional basis, management continues to review underlying reconciliations and supporting data in respect of certain components of these account balances. The finalization of these provisional purchase accounting allocations will have implications on the measurement of deferred tax assets and liabilities. Management expects to finalize the purchase price allocations by September 8, 2012.

(d)	In connection with the acquisition of the Graham Packaging Group, amounts under an existing income tax receivable agreement with certain pre-IPO shareholders became due and payable. Such amounts which were settled after the date of acquisition are reflected in the statement of cash flows as a financing activity.

In undertaking the Group’s preliminary evaluation of the allocation of the purchase price, management has taken into consideration a number of market participant factors such as the historical margins achieved by the acquired operations, the contractual terms of certain agreements and in certain more complex areas sought the assistance of third party professionals who have an appropriate level of understanding of market based valuation techniques. These factors will continue to be refined and revised as necessary as management continues to finalize its preliminary fair value assessment.

Acquisition costs of $24 million are included in other expenses in the statement of comprehensive income for the period ended December 31, 2011.

The provisional fair value of trade receivables is $319 million. The gross contractual amount of trade receivables is $321 million, of which $2 million is expected to be uncollectible.

The provisional goodwill of $1,565 million recognized on the acquisition is mainly attributable to the skills of the acquired work force and the synergies expected to be achieved from combining Graham Packaging into the Group. The procurement synergies will result primarily from leveraging raw material purchasing and sharing best practices across the Group. The operational synergies will result primarily from a more efficient plant footprint and sharing of manufacturing best practices across the Group. Goodwill of $411 million is expected to be deductible for income tax purposes.

As part of its preliminary assessment of the purchase price accounting for the Graham Packaging Acquisition, management has identified on a provisional basis the following significant identifiable intangible assets and assessed their preliminary fair value and estimated useful life:

		Estimated
Types of Identifiable Intangible Assets	Fair Value	Useful Life
	(In $ million)

Trade names	250	Indefinite
Customer relationships	1,574	18 to 22 years
Technology	547	10 to 15 years
Land use rights	3	43 years

	2,374

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

33.	Business combinations (continued)

Trade name

The Graham Packaging trade name has been valued as a business to business trade name with an indefinite life.

Customer relationships

Graham Packaging’s operations are characterized by contractual arrangements with customers for the supply of finished packaging products. The separately identifiable intangible asset reflects the estimated value that is attributable to the existing contractual arrangements and the value that is expected from the ongoing relationships beyond the existing contractual periods. The preliminary assessment of the average estimated useful life is 18 to 22 years.

Technology

Graham Packaging’s operations include certain proprietary knowledge and processes that have been internally developed. The business operates in product categories where customers and end-users value the technology and innovation that Graham Packaging’s custom plastic containers offer as an alternative to traditional packaging materials. The preliminary assessment of the useful lives are between 10 and 15 years.

Prior to the acquisition, Graham Packaging reported its results under US GAAP. Accordingly, it is not practical to illustrate the provisional impact that the preliminary fair value adjustments had on the historical acquisition date values of assets and liabilities.

Graham Packaging contributed revenues of $967 million, a loss after income tax of $64 million, EBITDA of $105 million and Adjusted EBITDA of $156 million to the Group for the period from September 8, 2011 to December 31, 2011. If the acquisition had occurred on January 1, 2011, management estimates that Graham Packaging would have contributed on a pro forma basis additional revenue of $2,130 million, a loss after income tax of $277 million, EBITDA of $43 million and Adjusted EBITDA of $388 million. These amounts are immaterial.

Dopaco

On May 2, 2011, the Group acquired 100% of the outstanding shares of Dopaco Inc. and Dopaco Canada Inc. (collectively “Dopaco”) for an aggregate purchase price of $395 million, including a $3 million working capital adjustment which was settled in October 2011 (the “Dopaco Acquisition”). The consideration was paid in cash. There is no contingent consideration payable. Funding for the purchase consideration was provided through existing cash.

Dopaco is a manufacturer of paper cups and folding cartons for the quick-service restaurant and foodservice industries in the United States and Canada. The new product lines complement and enhance the Group’s existing product lines, allowing it to offer a broader product range and additional customer relationships. Dopaco is included in the Group’s Pactiv Foodservice segment.

The Group finalized the allocation of the purchase price and has reflected this as of the date of acquisition. In undertaking the Group’s evaluation of the purchase price as of date of acquisition, management has taken into consideration a number of market participant factors such as historical margins achieved by the acquired operations, the contractual terms of certain agreements and in certain more complex areas sought the assistance of third party professionals who have an appropriate level of understanding of market based

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

33.	Business combinations (continued)

valuation technique. The following table presents the preliminary values previously reported as of May 2, 2011, and any adjustments made to those values:

	Provisional
	values	Measurement
	recognized on	period	Final purchase
	May 2, 2011(a)	adjustments(b)	price allocation
	(In $ million)

Cash and cash equivalents	3	—	3
Trade and other receivables	33	—	33
Assets held for sale	3	—	3
Deferred tax assets	4	—	4
Inventories	58	1	59
Property, plant and equipment	152	(28)	124
Intangible assets (excluding goodwill)	16	72	88
Other current and non-current assets	5	1	6
Bank overdrafts	(5)	—	(5)
Trade and other payables	(20)	(4)	(24)
Deferred tax liabilities	(32)	(8)	(40)
Provisions and employee benefits	(24)	(2)	(26)

Net assets acquired	193	32	225
Goodwill on acquisition	205	(35)	170

Net assets acquired	398	(3)	395

Consideration paid in cash	398	(3)	395
Bank overdraft acquired	2	—	2

Net cash outflow	400	(3)	397

(a)	Represents the preliminary values of assets, liabilities and contingent liabilities recognized on the acquisition date based on estimated fair values.

(b)	The measurement period adjustments predominantly relate to finalizing the values of property, plant and equipment and identifiable intangible assets and the associated deferred taxes thereon. Other measurement period adjustments have arisen from the finalization of reviews of the balance sheet reconciliations as of the date of acquisition. The depreciation and amortization impact from these provisional changes to fair values had been recognized during the period ended December 31, 2011.

Acquisition-related costs of $6 million are included in other expenses in the statement of comprehensive income for the period ended December 31, 2011.

The preliminary values attributed to the separately identifiable intangible assets were established shortly after the date of acquisition in May 2011 through the assistance of an external third party valuer. Subsequent to this assessment the Group has verified the reasonableness of all key assumptions including royalty rate, growth rates, business mix and discount rate. This review process involved feedback and further input from a wide range of senior executives which has enabled the Group to further refine the initial assumptions as of the date of acquisition. As a result management has revised and finalized the values initially established for the

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

33.	Business combinations (continued)

separately identifiable intangible assets as of the date of acquisition. The significant identifiable intangible assets and their fair values and estimated useful lives are as follows:

		Estimated
Types of Identifiable Intangible Assets	Fair Value	useful life
	(In $ million)

Customer relationships	77	9 to 14 years
Trade names	6	5 years
Patents	4	10 years
Emission reduction credit	1	Indefinite

	88

Customer relationships

Customer relationships represent the value attributable to purchased long-standing business relationships which have been cultivated over the years with customers.

Trade name

The Dopaco trade name is a business to business trade name under which the products are sold. The preliminary value of the trade name is being amortized over 5 years as it is a defensible intangible asset.

The goodwill recognized on the acquisition is attributable mainly to the skill of the acquired business’ work force and the synergies expected to be achieved from integrating Dopaco into the Group. None of the goodwill recognized is expected to be deductible for income tax purposes.

Dopaco contributed revenues of $331 million, profit after income tax of $7 million, EBITDA of $28 million and Adjusted EBITDA of $45 million to the Group for the period from May 2, 2011 to December 31, 2011. If the acquisition had occurred on January 1, 2011, the Group estimates that Dopaco would have contributed on a pro forma basis additional revenue of $153 million, profit after tax of $5 million, EBITDA of $14 million and Adjusted EBITDA of $17 million. These amounts are unaudited.

Pactiv Corporation

On November 16, 2010, the Group acquired 100% of the outstanding common stock of Pactiv Corporation (“Pactiv”) for a purchase price of $4,452 million (the “Pactiv Acquisition”). The consideration was paid in cash. There is no contingent consideration payable. Funding for the purchase consideration and the refinancing of certain borrowings that were acquired was provided through a combination of additional borrowings, additional equity and existing cash.

Pactiv is a leading manufacturer of consumer and foodservice packaging products in the United States. The acquisition of Pactiv brought together two consumer and foodservice packaging platforms. The combination increased the Group’s product, geographic and customer diversification and created an extensive and diverse distribution network. The products of the Group and Pactiv are complementary, providing the combined Group with opportunities to generate incremental revenue through cross-selling and category expansion. The Group expects to realize cost savings and operational synergies by consolidating facilities, eliminating duplicative operations, improving supply chain management and achieving other efficiencies.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

33.	Business combinations (continued)

This acquisition had the following effect on the Group’s assets and liabilities at the acquisition date:

Recognized
values on
acquisition
(In $ million)

Cash and cash equivalents, net of bank overdrafts	91
Trade and other receivables	472
Current tax assets	49
Deferred tax assets	27
Inventories	547
Property, plant and equipment	1,429
Intangible assets (excluding goodwill)	2,715
Other current and non-current assets	60
Trade and other payables	(418)
Borrowings	(1,485)
Deferred tax liabilities	(877)
Provisions and employee benefits	(1,071)

Net assets acquired	1,539
Non-controlling interests	(18)
Goodwill on acquisition	2,931

Net assets acquired	4,452

Consideration paid in cash	4,452
Net cash acquired	(91)

Net cash flow	4,361

Acquisition-related costs of $10 million are included in other expenses in the statement of comprehensive income for the period ended December 31, 2010.

The Group identified and measured the property, plant and equipment and separately identifiable intangible assets (excluding goodwill) of $1,429 million and $2,715 million, respectively, with the assistance of a third party valuer.

The fair value of trade receivables is $472 million. The gross contractual amount of trade receivables due at acquisition was $517 million, of which $45 million was expected to be uncollectible.

The goodwill of $2,931 million recognized on the acquisition is mainly attributable to the skills of the acquired work force and the synergies expected to be achieved from combining Pactiv into the Group. The synergies largely relate to benefits from (a) large scale efficiencies in integration of sales, marketing and administration functions, information technology resources, and leveraging lean production capabilities across facilities, (b) eight to nine plant closures, (c) “one face” customer servicing organization, (d) streamlining warehouse and logistics, and (e) centralizing procurement. Except for $514 million, the goodwill recognized is not deductible for income tax purposes.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

33.	Business combinations (continued)

The significant identifiable intangible assets and their fair values and estimated useful lives are as follows:

		Estimated
Types of Identifiable Intangible Assets	Fair Value	useful life
	(In $ million)

Trade names - indefinite life	1,075	Indefinite
Trade names - definite life	39	5 years
Customer relationships	1,321	20 years
Technology	188	7.5 years
Permits	88	Indefinite
Favorable leasehold	4	3 to 8 years

	2,715

Trade names

The Pactiv Foodservice trade name has been valued as a business to business trade name with an indefinite life. The Hefty trade name has been valued as a consumer trade name with an indefinite life. The Pactiv trade name used in the consumer products business has been valued as a business to business trade name with a five year useful life.

Customer and distributor relationships

Pactiv’s operations are characterized by arrangements with customers and distributors for the supply of finished packaging products. The separately identifiable intangible assets reflect the estimated value that is attributable to the existing arrangements and the value that is expected from the on-going relationship.

Technology

Pactiv’s operations include certain proprietary knowledge and processes that have been developed internally. The business operates in product categories where customers and end-users value the technology and innovation that Pactiv’s custom packaging products offer as an alternative to traditional packaging materials.

Permits

Manufacturers that emit pollutants or use hazardous materials are required to meet various federal and state regulatory requirements and obtain the necessary operating permits. Pactiv has obtained numerous operating permits for its plants over the years. As regulatory requirements have evolved, several of its existing permits have been grandfathered and would be very costly, or even impossible, to obtain today.

The operating results of Pactiv’s consumer products and foodservice packaging businesses have been combined with the operating results of the Group’s Reynolds Consumer Products and Pactiv Foodservice segments, respectively, since the consummation of the Pactiv Acquisition. As the products and systems of these businesses are now integrated within each related segment, other than revenue, we are unable to quantify the results of the acquired businesses on a stand-alone basis for the year ended December 31, 2011. For the period from January 1, 2011 to November 16, 2011, legacy Pactiv product revenue was $3,494 million. For the period ended December 31, 2010, Pactiv’s revenue, profit from operating activities, EBITDA and Adjusted EBITDA were $3,679 million, $254 million, $465 million and $656 million, respectively. These amounts provided on a Pro forma basis are unaudited and include IFRS adjustments and therefore will not agree to historically reported Pactiv results as Pactiv reported its results under U.S. GAAP.

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

33.	Business combinations (continued)

Closure Systems International Americas, Inc.

On February 1, 2010, the Group purchased 100% of the issued capital of Obrist Americas, Inc., a U.S. manufacturer of plastic non-dispensing screw closures for carbonated soft drinks and water containers. Total consideration for the acquisition was $36 million and was paid in cash. The acquired company was subsequently renamed Closure Systems International Americas, Inc. (“CSI Americas”).

This acquisition had the following effect on the Group’s assets and liabilities at the acquisition date:

Recognized
values on
acquisition
(In $ million)

Cash and cash equivalents	11
Trade and other receivables	3
Inventories	10
Deferred tax assets	11
Property, plant and equipment	14
Intangible assets (excluding goodwill)	4
Trade and other payables	(7)

Net assets acquired	46
Difference between net assets acquired and consideration paid	(10)

Consideration paid, settled in cash	36
Cash acquired	(11)

Net cash outflow	25

The acquisition of CSI Americas contributed revenue of $52 million and a net profit of $3 million to the Group for the period ended December 31, 2010. If the purchase had occurred on January 1, 2010, management estimates that CSI Americas would have contributed additional revenue of $4 million, additional EBITDA of $3 million and additional profit after tax of $1 million.

34.	Operating leases

Leases as lessee

Non-cancellable operating lease rentals are payable as follows:

	As of December 31,
	2011	2010
	(In $ million)

Less than one year	111	69
Between 1 and 5 years	247	146
More than 5 years	83	79

Total	441	294

During the period ended December 31, 2011, $107 million was recognized as an expense in the statement of comprehensive income as a component of the profit or loss in respect of operating leases (2010: $51 million; 2009: $50 million).

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

34.	Operating leases (continued)

Leases as lessor

The SIG Combibloc segment leases to customers filling machines under operating leases. The future minimum lease payments under non-cancellable leases are as follows:

	As of December 31,
	2011	2010
	(In $ million)

Less than one year	12	13
Between 1 and 5 years	27	31
More than 5 years	2	3

Total	41	47

During the period ended December 31, 2011 $15 million was recognized as revenue in the statement of comprehensive income (2010: $21 million; 2009: $17 million).

35.	Capital commitments

As of December 31, 2011, the Group had entered into contracts to incur capital expenditure of $106 million (2010: $95 million) for the acquisition of property, plant and equipment. These commitments are expected to be settled in the following financial year.

36.	Contingencies

	As of December 31,
	2011	2010
	(In $ million)

Contingent liabilities	19	31

The contingent liabilities primarily arise from the guarantees given to banks granting credit facilities to the Group’s joint venture company SIG Combibloc Obeikan Company Limited, in Riyadh, Kingdom of Saudi Arabia.

Litigation and legal proceedings

In addition to the amounts recognized as a provision in note 27, the Group has contingent liabilities related to other litigation and legal proceedings. The Group has determined that the possibility of a material outflow related to these contingent liabilities is remote.

Security and guarantee arrangements

Certain members of the Group have entered into guarantee and security arrangements in respect of the Group’s indebtedness as described in note 25.

37.	Subsequent events

Financing Transactions

On February 15, 2012, the Group issued $1,250 million principal amount of 9.875% senior notes due 2019 (the “February 2012 Notes”). Interest on the February 2012 Notes is paid semi-annually on February 15

Beverage Packaging Holdings Group

Notes to the financial statements (Continued)

37.	Subsequent events (continued)

and August 15 of each year, commencing August 15, 2012. All of the guarantors of the August 2011 Credit Agreement have guaranteed the obligations under the February 2012 Notes to the extent permitted by law.

The net proceeds from the February 2012 Notes were used to redeem and discharge the $14 million outstanding aggregate principal amount of the Graham Packaging 2017 Notes, the $19 million outstanding aggregate principal amount of the Graham Packaging 2018 Notes, the $355 million outstanding aggregate principal amount of the Graham Packaging 2014 Notes and the $249 million outstanding aggregate principal amount of the Pactiv 2012 Notes. The remaining net proceeds from the February 2012 Notes will be used for general corporate purposes.

On March 20, 2012, Graham Packaging Holdings Company and certain of its subsidiaries organized in the United States guaranteed the February 2012 Notes, the Notes, the 2007 Notes and the August 2011 Credit Agreement and provided collateral security for the Secured Notes and the August 2011 Credit Agreement.

Following the guarantee of the August 2011 Credit Agreement by Graham Packaging Holdings Company and certain of its subsidiaries as described above, the requirement to make additional principal amortization payments of $50 million per quarter under the August 2011 Credit Agreement terminated.

Other

In January 2012, the Group sold the Pactiv Foodservice laminating operations in Louisville, Kentucky. Cash proceeds from the sale were $80 million (subject to customary post-closing working capital adjustments) resulting in an estimated gain on sale of $66 million.

Other than the items disclosed above, there have been no events subsequent to December 31, 2011, which would require accrual or disclosure in these financial statements.

Pactiv Corporation
Interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2010

Consolidated Statement of Income

	Three Months ended September 30,		Nine Months ended September 30,
	2010	2009	2010	2009
	(In millions, except share and per share data)

Sales	$944	$839	$2,694	$2,506
Costs and expenses
Cost of sales, excluding depreciation and amortization	696	562	1,955	1,658
Selling, general, and administrative	84	83	236	263
Depreciation and amortization	49	46	145	138
Other	(2)	—	(2)	1

	827	691	2,334	2,060
Operating income	117	148	360	446
Other income (expense)
Interest income	—	—	—	1
Interest expense, net of interest capitalized	(25)	(23)	(74)	(70)
Share of income of joint ventures	1	—	1	—

Income before income taxes	93	125	287	377
Income tax expense	13	45	84	139

Income from continuing operations	80	80	203	238
Discontinued operations, net of tax	2	15	2	14

Net income	82	95	205	252

Less: Net income attributable to the noncontrolling interest	1	1	1	1

Net income attributable to Pactiv	$81	$94	$204	$251

Amounts attributable to Pactiv common shareholders
Income from continuing operations, net of tax	$79	$79	$202	$237
Discontinued operations, net of tax	2	15	2	14

Net income	$81	$94	$204	$251

Earnings per share
Weighted-average number of shares of common stock outstanding
Basic	132,998,767	131,972,681	132,810,707	131,860,351
Diluted	134,366,631	133,193,283	134,052,934	132,819,294
Basic earnings per share of common stock attributable to Pactiv common shareholders
Continuing operations	$0.59	$0.60	$1.52	$1.79
Discontinued operations	0.01	0.12	0.01	0.11

Total	$0.60	$0.72	$1.53	$1.90

Diluted earnings per share of common stock attributable to Pactiv common shareholders
Continuing operations	$0.59	$0.59	$1.51	$1.78
Discontinued operations	0.01	0.11	0.01	0.10

Total	$0.60	$0.70	$1.52	$1.88

The accompanying notes to the financial statements are an integral part of this statement.

Condensed Consolidated Statement of Financial Position

	September 30,	December 31,
	2010	2009
	(In millions,
	except share data)

Assets
Current assets
Cash and temporary cash investments	$52	$46
Accounts and notes receivable
Trade, less allowances of $4 and $6 at the respective dates, including $397 of trade held by variable interest entity (Pactiv RSA) at September 30, 2010, and $228 of retained interest in trade receivable securitization (Pactiv RSA) at December 31, 2009	444	277
Other	33	51

Total accounts and notes receivable	477	328

Inventories
Finished goods	291	240
Work in process	47	39
Raw materials	81	63
Other materials and supplies	63	48

Total inventories	482	390

Deferred income tax assets	34	53

Other	14	15

Total current assets	1,059	832

Property, plant, and equipment, net	1,234	1,172

Other assets
Goodwill	1,236	1,135
Intangible assets, net	368	372
Other	62	63

Total other assets	1,666	1,570

Total assets	$3,959	$3,574

Liabilities and equity
Current liabilities
Short-term debt of variable interest entity (Pactiv RSA) and current maturities of long-term debt	$165	$5
Accounts payable	190	144
Taxes accrued	32	24
Interest accrued	29	20
Accrued promotions, rebates, and discounts	67	73
Accrued payroll and benefits	60	97
Other	51	54

Total current liabilities	594	417

Long-term debt	1,270	1,270

Deferred income taxes	111	61

Pension and postretirement benefits	598	694

Other	135	131

Pactiv shareholders’ equity
Common stock — $0.01 par value, 350,000,000 shares authorized, 133,034,546 and 132,334,417 shares issued and outstanding, after deducting 38,748,631 and 39,448,760 shares held in treasury, at the respective dates	1	1
Premium on common stock and other capital surplus	738	729
Accumulated other comprehensive income (loss)
Currency translation adjustment	1	(3)
Pension and postretirement plans	(1,695)	(1,729)
Gain (loss) on derivatives	6	6
Retained earnings	2,185	1,981

Total Pactiv shareholders’ equity	1,236	985
Noncontrolling interest	15	16

Total equity	1,251	1,001

Total liabilities and equity	$3,959	$3,574

The accompanying notes to the financial statements are an integral part of this statement.

Condensed Consolidated Statement of Cash Flows

	For the Nine Months Ended September 30
	2010	2009
	(In millions)

Operating activities
Net income	$205	$252
Discontinued operations	(2)	(14)

Income from continuing operations	203	238
Adjustments to reconcile income from continuing operations to cash provided (used) by operating activities:
Depreciation and amortization	145	138
Deferred income taxes	6	100
Restructuring and other	—	(1)
Pension income	(36)	(27)
Noncash compensation expense	11	13
Net working capital	(79)	129
Pension contributions	—	(400)
Other	4	4

Cash provided (used) by operating activities — continuing operations	254	194
Cash provided (used) by operating activities — discontinued operations	—	(3)

Cash provided (used) by operating activities	$254	$191

Investing activities
Expenditures for property, plant, and equipment	$(100)	$(78)
Acquisitions of businesses and assets	(203)	(20)
Other investing activities	1	2

Cash provided (used) by investing activities	$(302)	$(96)

Financing activities
Issuance of common stock	$3	$2
Revolving credit facility borrowings	160	—
Revolving credit facility payment	(130)	(70)
Asset securitization borrowings	20	—
Dividends paid to noncontrolling interest	(2)	(1)
Other	2	(2)

Cash provided (used) by financing activities	$53	$(71)

Effect of foreign exchange rate changes on cash and temporary cash investments	1	—

Increase (decrease) in cash and temporary cash investments	6	24
Cash and temporary cash investments, January 1	46	80

Cash and temporary cash investments, September 30	$52	$104

The accompanying notes to the financial statements are an integral part of this statement.

Consolidated Statement of Changes in Equity

	Pactiv Shareholders
		Premium on
		Common		Accumulated
		Stock and		Other
	Common	Other Capital	Retained	Comprehensive	Noncontrolling	Total
	Stock	Surplus	Earnings	Income (Loss)	Interest	Equity
	(In millions, except share data)

Nine months ended September 30, 2010
Balance, December 31, 2009	$1	$729	$1,981	$(1,726)	$16	$1,001
Premium on common stock issued (700,129 shares)		16				16
Translation of foreign currency statements				4		4
Stock-based compensation		(7)				(7)
Change in pension and postretirement plan funded status, net of tax of $24				34		34
Dividends to noncontrolling interest					(2)	(2)
Net income			204		1	205

Balance, September 30, 2010	$1	$738	$2,185	$(1,688)	$15	$1,251

Nine months ended September 30, 2009
Balance, December 31, 2008	$1	$710	$1,658	$(1,698)	$16	$687
Premium on common stock issued (485,106 shares)		12				12
Translation of foreign currency statements				8		8
Stock-based compensation		(3)				(3)
Gain (loss) on derivatives				(1)		(1)
Change in pension and postretirement plan funded status, net of tax of $14				23		23
Dividends paid to noncontrolling interest					(1)	(1)
Net income			251		1	252

Balance, September 30, 2009	$1	$719	$1,909	$(1,668)	$16	$977

The accompanying notes to the financial statements are an integral part of this statement.

Consolidated Statement of Comprehensive Income (Loss)

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2010	2009	2010	2009
	(In millions)

Net income	$82	$95	$205	$252
Other comprehensive income (loss)
Pension and postretirement plans	11	8	34	23
Net currency translation gain (loss)	9	2	4	8
Gain (loss) on derivatives	—	(1)	—	(1)

Total other comprehensive income (loss)	20	9	38	30

Consolidated comprehensive income (loss)	102	104	243	282
Comprehensive income (loss) attributable to the noncontrolling interest	1	1	1	1

Comprehensive income (loss) attributable to Pactiv	$101	$103	$242	$281

The accompanying notes to the financial statements are an integral part of this statement.

Pactiv Corporation

Notes to Financial Statements (Unaudited)

Note 1.	Basis of Presentation

The consolidated statement of income for the three- and nine-month periods ended September 30, 2010, and 2009, the condensed consolidated statement of financial position at September 30, 2010, the condensed consolidated statement of cash flows for the nine-month periods ended September 30, 2010, and 2009, the consolidated statement of changes in equity for the nine-month period ended September 30, 2010, and 2009, and the consolidated statement of comprehensive income (loss) for the three- and nine-month periods ended September 30, 2010, and 2009 are unaudited. In our opinion, the accompanying financial statements contain all normal recurring adjustments necessary to present fairly the results of operations, financial position, and cash flows for the periods and at the dates indicated. These statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (SEC). They do not include all of the information and footnotes required by generally accepted accounting principles. Accordingly, these statements should be read in conjunction with Pactiv’s Form 10-K for the year ended December 31, 2009, which may be found at www.pactiv.com, under the Investor Relations link, in the subsection entitled “SEC Filings,” or a free copy may be obtained by contacting Investor Relations at (866) 456-5439. Certain reclassifications have been made to the prior year financial information to conform with the current year presentation.

On April 1, 2010, we purchased PWP Holdings, Inc. and PWP Industries (PWP) for $203 million. PWP Industries manufactures and sells amorphous polyethylene terephthalate (APET) products in the foodservice market. The purchase price was funded by borrowing $160 million on our revolving credit facility, adding $20 million to the asset securitization program, and utilizing $23 million in cash reserves. The results of this business have been included in the consolidated financial statements as of that date.

On January 5, 2009, we purchased the polypropylene cup business of WinCup for $20 million. This business operates one manufacturing facility in North Carolina. The results of this business have been included in the consolidated financial statements as of that date.

We have three reporting segments:

•	Consumer Products manufactures disposable plastic, foam, molded fiber, pressed paperboard, and aluminum packaging products, and sells them to customers such as grocery stores, mass merchandisers, and discount chains. Products include waste bags, food storage bags, and disposable tableware and cookware. We sell many of our consumer products under well-known trademarks, such as Hefty®.

•	Foodservice/Food Packaging manufactures foam, clear plastic, aluminum, pressed paperboard, and molded fiber packaging products, and sells them to customers in the food distribution channel, who prepare and process food for consumption. Customers include foodservice distributors, restaurants, other institutional foodservice outlets, food processors, and grocery chains.

•	Other includes corporate and administrative service operations and retiree benefit income and expense.

The accounting policies of the reporting segments are the same as those for Pactiv as a whole. Where discrete financial information is not available by segment, reasonable allocations of expenses and assets/liabilities are used.

Note 2.	Acquisition

On November 16, 2010 Reynolds Acquisition Corporation (Reynolds), a wholly owned indirect subsidiary of Reynolds Group Holdings Limited (RGHL) acquired 100% of the outstanding common stock of Pactiv for an aggregate purchase price of $4.5 billion. Reynolds merged with and into Pactiv with Pactiv surviving the merger as an indirect wholly owned subsidiary of RGHL.

Pactiv Corporation

Notes to Financial Statements (Unaudited) — (Continued)

Note 3.	Summary of Accounting Policies

For a complete discussion of our accounting policies, refer to Pactiv’s most recent filing on Form 10-K.

Changes in Accounting Principles

The Financial Accounting Standards Board (FASB) issued updates to Accounting Standards Codification (ASC) 860-10 “Transfers and Servicing,” which were effective for interim and annual periods beginning after November 15, 2009. The updated provisions require additional information about transfers of financial assets and where companies have continuing exposure to the risk related to transferred financial assets, eliminates the concept of a qualifying special purpose entity, changes the requirements for derecognition of financial assets, and requires additional disclosures. ASC 860-10 was effective on January 1, 2010. See “Accounts and Notes Receivables” below and Note 6 for additional details.

The FASB issued updates to ASC 810-10 “Consolidation,” which were effective for interim and annual periods beginning after November 15, 2009. These updated provisions require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity, require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity, and eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity. In addition, the provisions include an additional reconsideration event for determining whether an entity is a variable interest entity when any changes in facts and circumstances occur such that holders of the equity investment at risk, as a group, lose the power from voting rights or similar rights of those investments to direct the activities of the entity that most significantly impact the entity’s economic performance. Lastly, the provisions require enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. ASC 860-10 was effective on January 1, 2010. See “Accounts and Notes Receivables” below and Note 6 for additional details.

Accounts and Notes Receivable

We have an asset securitization agreement under which certain of our accounts receivable are sold to our variable interest entity (VIE), Pactiv RSA. Under the accounting principles in effect prior to 2010, Pactiv RSA was not consolidated with our financial statements. In accordance with updated provisions within ASC 810-10 and 860-10, which we adopted January 1, 2010, Pactiv RSA was included in the consolidated financial statements as of that date.

Pactiv RSA held $397 million of receivables at September 30, 2010, securing $130 million of short-term debt borrowed from various financial institutions that hold interests in the VIE on a pro-rata basis equal to their shares of the total loan. The collection of these receivables is used first to repay the loans. Any remaining amounts collected are retained by Pactiv RSA. If the collection of the receivables is insufficient to repay the loans, the lenders do not have recourse to Pactiv. We maintain an allowance for doubtful accounts for any potential uncollectable amounts after the loans are repaid. At December 31, 2009, under the prior accounting principles, securitized receivables totaling $110 million were recorded as a reduction to accounts and notes receivable and no debt was recorded.

Note 4.	Business Combination

On April 1, 2010, we purchased PWP Holdings, Inc. and PWP Industries for $203 million, which includes a $3 million working capital adjustment. The results of this business have been included in the consolidated financial statements as of that date.

The total cost of the acquisition was allocated to the assets acquired and the liabilities assumed based on their respective fair values. Allocations were based on preliminary estimates of the fair market value of assets

Pactiv Corporation

Notes to Financial Statements (Unaudited) — (Continued)

and liabilities, which are subject to revision based on receipt of final appraisals. Goodwill and other intangible assets recorded in connection with the acquisition totaled $100 million and $15 million, respectively. Recorded intangible assets pertaining to customer relationships and non-compete agreements are being amortized over a 15-year period.

The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed as of the acquisition date.

(In millions)

Current assets	$40
Property, plant, and equipment	70
Intangible assets	15
Goodwill	100

Total assets acquired	225

Current liabilities	18
Long-term liabilities	4

Total liabilities assumed	22

Net assets acquired	$203

Note 5.	Discontinued Operations

On October 12, 2005, we completed the sale of most of our protective and flexible packaging businesses. The results of the sold business, as well as costs and charges associated with the transaction, are classified as discontinued operations.

In the third quarter of 2010, we recorded $2 million of income from discontinued operations related to the expiration of the statute of limitations on the 2006 tax year for tax liabilities which had been recorded in conjunction with divested businesses. In the third quarter of 2009, we recorded $15 million of income from discontinued operations related to the expiration of the statute of limitations on the 2005 tax year for tax liabilities which had been recorded in conjunction with divested business.

Non-current liabilities related to discontinued operations totaled $10 million at September 30, 2010, and $11 million at December 31, 2009.

Note 6.	Debt and Financing Arrangements

Short-Term Debt

We have a revolving credit facility, and borrowings under this facility totaled $30 million at September 30, 2010. At that date, the fair value of this debt was equal to the outstanding balance.

As a part of our 2007 acquisition of Prairie Packaging, Inc. (Prairie), we assumed Prairie’s liability for $5 million borrowed from the Illinois Department Finance Authority (IDFA), which were funded by industrial development revenue bonds issued by the IDFA. This debt will mature on December 1, 2010, and bears interest at varying rates (0.50% as of September 30, 2010) not to exceed 12% per annum. We decided to repay this debt in full on October 27, 2010.

On January 1, 2010, we adopted the accounting principles in accordance with updated provisions within ASC 810-10 and 860-10 as described in Note 2 related to our asset securitization program. Consequently, we consolidated Pactiv RSA as of the date of adoption, resulting in an increase in short-term debt. The asset securitization agreement is a five-year agreement expiring in 2012, which allows us to sell up to $130 million

Pactiv Corporation

Notes to Financial Statements (Unaudited) — (Continued)

of receivables under the facility. The terms of this agreement are re-negotiated annually; therefore, we have reflected it as short-term debt. The balance as of September 30, 2010, was $130 million. Interest on this debt is recorded in interest expense. Under the accounting prior to 2010, the discount on the sold receivables was recorded as a loss on sale in other income. The amounts recorded in interest expense were immaterial for the three-month period and $1 million for the nine-month period ended September 30, 2010. The recorded losses on the sale were immaterial for the three-month period, and $1 million for the nine-month period ended September 30, 2009.

Long-Term Debt

On October 4, 2010, the Company commenced tender offers/consent solicitations for its 5.875% Notes due July 15, 2012, in an aggregate principal amount of $250 million (the “2012 Notes”) and its 6.400% Notes due January 15, 2018, in an aggregate principal amount of $250 million (the “2018 Notes”). On October 19, 2010, the Company announced the expiration of the early tender/consent deadline in connection with 2012 Notes and the 2018 Notes. The results of such tender offers/consent solicitations were as follows: (i) 93.36% of the 2018 Notes were tendered and/or the related consents delivered and not validly withdrawn, so such tendered 2018 Notes will be accepted and purchased at closing of the merger, and (ii) the Company terminated the tender offer/consent solicitation for the 2012 Notes without accepting any tendered 2012 Notes.

On October 20, 2010, the Company commenced an offer to purchase for cash its 2012 Notes, at a price of 101% of the principal amount of such 2012 Notes, plus accrued and unpaid interest on the principal amount tendered to, but not including, the payment date, in accordance with the trust indenture governing the 2012 Notes based on the pending change of control from the pending acquisition of the Company by Reynolds Group Holdings Limited.

Note 7.	Financial Instruments

Asset and Liability Instruments

At September 30, 2010, and December 31, 2009, the fair value of cash and temporary cash investments, short-and long-term receivables, accounts payable, and short-term debt were the same as, or not materially different from, the amount recorded for these assets and liabilities. The fair value of long-term debt was approximately $1.6 billion at September 30, 2010, and $1.5 billion at December 31, 2009. The recorded amount was $1.3 billion at September 30, 2010, and December 31, 2009. The fair value of long-term debt was based on quoted market prices for our debt instruments.

Instruments with Off-Balance Sheet Risk (Including Derivatives)

We use derivative instruments, principally swaps, forward contracts, and options, to manage our exposure to movements in foreign currency values, interest rates, and commodity prices.

Cash Flow Hedges

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (OCI) and reclassified into earnings in the same period or periods in which the hedged transaction affects earnings. Financial instruments designated as cash flow hedges are assessed both at inception and quarterly thereafter to ensure they are effective in offsetting changes in the cash flows of the related underlying exposures. The fair value of the hedge instruments are reclassified from OCI to earnings if the hedge ceases to be highly effective or if the hedged transaction is no longer probable.

Pactiv Corporation

Notes to Financial Statements (Unaudited) — (Continued)

Foreign Currency

From time to time, we use derivative financial instruments to hedge our exposure to changes in foreign currency exchange rates, principally using foreign currency purchase and sale contracts with terms of less than one year. We do so to mitigate our exposure to exchange rate changes related to third-party trade receivables and accounts payable. Net gains or losses on such contracts are recognized in the statement of income as offsets to foreign currency exchange gains or losses on the underlying transactions. In the statement of cash flows, cash receipts and payments related to hedging contracts are classified in the same way as cash flows from the transactions being hedged. We had no open foreign currency contracts as of September 30, 2010.

Interest Rates

We entered into interest rate swap agreements in connection with the acquisition of Prairie. The agreements were terminated on June 20, 2007, resulting in a gain of $9 million. This gain is being recorded as a reduction of interest expense over the average life of the underlying debt. Amounts recognized in earnings related to our hedging transactions were $1 million for both the nine months ended September 30, 2010, and September 30, 2009.

Commodity

During the first nine months of 2010, we entered into natural gas purchase agreements with third parties, hedging a portion of the fourth quarter of 2010 purchases of natural gas used in the production processes at certain of our plants. These purchase agreements are marked to market, with the resulting gains or losses recognized in earnings when hedged transactions are recorded. The mark-to-market adjustments at September 30, 2010, were immaterial.

To minimize volatility in our margins due to large fluctuations in the price of commodities, in the third quarter of 2010 we entered into swap contracts to manage risks associated with market fluctuations in resin prices. These contracts were designated as cash flow hedges of forecasted commodity purchases. As of September 30, 2010, we have hedged, on a monthly basis, approximately 1% of the expected resin purchase volume for the remainder of 2010. Assuming the market prices of the swap contracts remained unchanged from the prices at September 30, 2010, the estimated gain expected to be reclassified to earnings in the remainder of 2010 would be immaterial.

Fair Value Measurements

Financial assets and liabilities that are recorded at fair value consist of derivative contracts that are used to hedge exposures to interest rate, commodity, and currency risks. ASC 820-10-35 “Fair Value Measurements and Disclosures” sets out a fair value hierarchy that groups fair value measurement inputs into three classifications: Level 1, Level 2, or Level 3. Level 1 inputs are quoted prices in an active market for identical assets or liabilities. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. All of our fair value measurements for derivative contracts use Level 2 inputs.

The fair value of our derivative instruments recorded in the consolidated balance sheet as of September 30, 2010 was $1 million. There were no outstanding derivative instruments recorded in the consolidated balance sheet as of December 31, 2009.

Pactiv Corporation

Notes to Financial Statements (Unaudited) — (Continued)

The following table indicates the amounts recognized in OCI for those derivatives designated as cash flow hedges for the nine months ended September 30, 2010, and September 30, 2009.

			Location of
	Gain or (Loss)		Gain or (Loss)	(Gain) or Loss
	Recognized in OCI		Reclassified from	Reclassified from OCI into Income
	(Effective Portion)		OCI into Income	(Effective Portion)
	2010	2009	(Effective Portion)	2010	2009
	(In millions)

Commodity Contracts	$1	$—	Cost of Sales	$—	$(2)
Interest Rate Contracts	$—	$—	Interest Expense	$(1)	$(1)

Note 8.	Goodwill and Intangible Assets

The changes in the carrying values of goodwill between December 31, 2009, and September 30, 2010, are shown in the following table.

	Consumer	Foodservice/
	Products	Food Packaging	Total
	(In millions)

Balance, December 31, 2009	$291	$844	$1,135
Goodwill additions	—	100	100
Foreign currency translation adjustment	—	1	1

Balance, September 30, 2010	$291	$945	$1,236

Intangible assets are summarized in the following table.

	September 30, 2010		December 31, 2009
	Carrying	Accumulated	Carrying	Accumulated
	Value	Amortization	Value	Amortization
	(In millions)

Intangible assets subject to amortization
Patents	$87	$78	$87	$74
Customer relationships	224	47	209	36
Other	144	91	145	88

	455	216	441	198
Intangible assets not subject to amortization (primarily trademarks)	129	—	129	—

	$584	$216	$570	$198

Intangible assets of $15 million were recorded in connection with the acquisition of PWP Industries and are being amortized over a 15-year period for book purposes. Amortization expense for intangible assets was $19 million for both the nine months ended September 30, 2010, and September 30, 2009. Amortization expense is estimated to total $26 million for 2010, $25 million for 2011, $24 million for 2012, $20 million for 2013, and $20 million for 2014.

We review the carrying value of our goodwill and indefinite-lived intangibles for possible impairment on an annual basis. Our annual review is conducted in the fourth quarter of the year, or earlier if warranted by events or changes in circumstances. There were no events or changes in circumstances in the first nine months of 2010 that warranted an impairment review of the goodwill and indefinite-lived intangibles.

Pactiv Corporation

Notes to Financial Statements (Unaudited) — (Continued)

Note 9.	Property, Plant, and Equipment, Net

	September 30,	December 31,
	2010	2009
	(In millions)

Original cost
Land, buildings, and improvements	$688	$667
Machinery and equipment	2,121	1,929
Other, including construction in progress	122	96

	$2,931	$2,692
Less accumulated depreciation and amortization	(1,697)	(1,520)

Net property, plant, and equipment	$1,234	$1,172

Capitalized interest was $2 million for the nine months ended September 30, 2010, and $1 million for the nine months ended September 30, 2009.

Note 10.	Income Taxes

Total gross unrecognized income tax benefits were $39 million as of September 30, 2010, and $58 million as of December 31, 2009. The total amount of unrecognized income tax benefits that, if recognized, would favorably impact our effective tax rate for continuing operations in future periods was $31 million at September 30, 2010, and $50 million at December 31, 2009. As of September 30, 2010, it is reasonably possible that the amount of unrecognized income tax benefits may increase or decrease during the following twelve months. However, it is not expected that any such changes, individually or in total, would significantly affect our operating results or financial condition.

It is our continuing practice to record accruals for interest and penalties related to income tax matters as income tax expense. Such accruals totaled $10 million as of September 30, 2010, and $11 million as of December 31, 2009. Expense recorded in the first nine months of 2010 for interest and penalties for continuing operations was immaterial.

As a result of the expiration of the U.S. federal statute of limitations for the year ended December 31, 2006, we recorded an income tax benefit of $21 million for continuing operations and $2 million for discontinued operations for the three month period ending September 30, 2010. U.S. federal income tax returns filed for the years 2007 through 2009 are open for examination by the Internal Revenue Service. Various state, local, and foreign tax returns filed for the years 2003 through 2009 are open for examination by tax authorities in those jurisdictions.

There were no gross unrecognized income tax benefits related to discontinued operations at September 30, 2010. Total gross unrecognized income tax benefits included $1 million related to discontinued operations at December 31, 2009. Expense recorded in the first nine months of 2010 for interest and penalties for discontinued operations was immaterial.

In connection with the adoption of ASC 718-10, “Share-Based Payment,” we elected to use the simplified method in calculating our additional paid-in capital pool, as described in prior authoritative guidance. ASC 718-10 requires that tax deductions for compensation costs in excess of amounts recognized for accounting purposes be reported as cash flow from financing activities, rather than as cash flow from operating activities. Such “excess” amounts were $3 million for the nine months ended September 30, 2010.

On March 23, 2010, the Patient Protection and Affordable Care Act (the “Act”) was signed into law. Included in the provisions is a change in the federal income tax treatment of the Medicare Part D subsidy. For periods beginning after December 31, 2012, we will no longer be entitled to receive a federal income tax

Pactiv Corporation

Notes to Financial Statements (Unaudited) — (Continued)

deduction for payments made to provide our retirees with prescription drug benefits which equal previous subsidies we received from the U.S. government for providing retirees with prescription drug benefits. We had previously recorded a deferred income tax asset for the tax benefit of future payments made with respect to this subsidy. As a result of the Act, we have written-off $3 million of deferred income tax assets as a component of income tax expense from continuing operations for the nine month period ended September 30, 2010.

Note 11.	Common Stock

Earnings Per Share

Earnings per share of common stock outstanding were computed as follows:

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2010	2009	2010	2009
	(In millions, except share and per share data)

Basic earnings per share
Income from continuing operations attributable to Pactiv	$79	$79	$202	$237

Weighted-average number of shares of common stock outstanding	132,998,767	131,972,681	132,810,707	131,860,351

Basic earnings from continuing operations attributable to Pactiv	$0.59	$0.60	$1.52	$1.79

Diluted earnings per share
Income from continuing operations attributable to Pactiv	$79	$79	$202	$237

Weighted-average number of shares of common stock outstanding	132,998,767	131,972,681	132,810,707	131,860,351
Effect of dilutive securities
Stock options	698,731	512,681	559,779	293,795
Performance shares	632,430	707,921	667,526	665,148
Restricted shares	36,703	—	14,922	—

Weighted-average number of shares of common stock outstanding, including dilutive securities	134,366,631	133,193,283	134,052,934	132,819,294

Diluted earnings from continuing operations attributable to Pactiv	$0.59	$0.59	$1.51	$1.78

We did not repurchase stock in the first nine months of 2010 or 2009.

Rabbi Trust

In November 1999, we established a rabbi trust and reserved 3,200,000 shares of Pactiv common stock for the trust. These shares were issued to the trust in January 2000. This trust is designed to assure the payment of deferred compensation and supplemental pension benefits. These shares are not considered outstanding for purposes of financial reporting.

Pactiv Corporation

Notes to Financial Statements (Unaudited) — (Continued)

Note 12.	Pension Plans and Other Postretirement Benefits

The impact of pension plans on pretax income was as follows:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,
	2010	2009	2010	2009
	(In millions)

Components of net periodic benefit income (expense)
Service cost of benefits earned	$(4)	$(4)	$(13)	$(11)
Interest cost of benefit obligations	(57)	(60)	(170)	(180)
Expected return on plan assets	92	87	275	256
Amortization of unrecognized net losses	(19)	(13)	(56)	(38)

Total net periodic benefit income (expense)	$12	$10	$36	$27

We have postretirement health care and life insurance plans that cover certain of our salaried and hourly employees who retire in accordance with the various provisions of such plans. Benefits may be subject to deductibles, copayments, and other limitations. These postretirement plans are not funded, and we reserve the right to change them.

The impact of postretirement plans on pretax income was as follows:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,
	2010	2009	2010	2009
		(In millions)

Components of net periodic benefit income (expense)
Service cost of benefits earned	$—	$(1)	$(1)	$(1)
Interest cost of benefit obligations	(1)	(1)	(3)	(3)
Expected return on plan assets	—	—	—	—
Amortization of unrecognized net losses	—	1	—	1

Total net periodic benefit income (expense)	$(1)	$(1)	$(4)	$(3)

Note 13.	Segment Information

Our three segments are Consumer Products, Foodservice/Food Packaging, and Other. See Note 1 for additional details.

Pactiv Corporation

Notes to Financial Statements (Unaudited) — (Continued)

The following table sets forth certain segment information.

	Consumer	Foodservice/Food
	Products	Packaging	Other		Total
	(In millions)

For the three months ended September 30, 2010
Sales to external customers	$333	$611	$—		$944
Operating income (loss)	58	64	(5	)(a)	117
For the three months ended September 30, 2009
Sales to external customers	$312	$527	$—		$839
Operating income (loss)	80	73	(5	)(a)	148
At September 30, 2010, and for the nine months then ended
Sales to external customers	$985	$1,709	$—		$2,694
Operating income (loss)	185	182	(7	)(a)	360
Total assets	1,290	2,523	146	(b)	3,959
At September 30, 2009, and for the nine months then ended
Sales to external customers	$951	$1,555	$—		$2,506
Operating income (loss)	223	234	(11	)(a)	446
Total assets	1,250	2,111	211	(b)	3,572

(a)	Includes pension plan income and unallocated corporate expenses.

(b)	Includes administrative service operations.

Note 14.	Noncontrolling Interests

There were no changes in ownership interest in our subsidiaries for the nine months ended September 30, 2010, or September 30, 2009.

Note 15.	Guarantor.

Certain subsidiaries of Pactiv have entered into guarantee and security arrangements in connection with indebtedness entered into by RGHL and its subsidiaries and affiliates in connection with the acquisition of Pactiv by RGHL as described in Note 2. In accordance with SEC regulation S-X Rule 3-10 disclosure requirements, the following condensed consolidating financial information presents:

(1) The condensed consolidating statements of financial position as of September 30, 2010 and the related statements of income and cash flow for the nine month period ended September 30, 2010 of (a) Pactiv Corporation (the “Parent”), (b) the other guarantor subsidiaries, (c) the non-guarantor subsidiaries and (d) Pactiv Corporation on a consolidated basis.

(2) The eliminating entries necessary to consolidate the Parent with the other guarantor subsidiaries and the non-guarantor subsidiaries.

Pactiv Corporation

Notes to Financial Statements (Unaudited) — (Continued)

Each guarantor subsidiary is 100% owned by Pactiv Corporation. The notes issued by RGHL are fully and unconditionally guaranteed to the extent permitted by law and subject to certain customary guarantee release provisions set forth in the indentures or other documents governing such notes on a joint and several basis by each guarantor subsidiary. Provided below are condensed statements of income, financial position, and cash flows of Pactiv Corporation and the condensed statements of income, financial position and cash flows of the guarantor and non-guarantor subsidiaries. They have been prepared under the accounting policies of Pactiv Corporation. The guarantor subsidiaries and non-guarantor subsidiaries are each presented on a combined basis. The principle eliminating entries eliminate investments in subsidiaries and intercompany balances and transactions.

Pactiv Corporation

Notes to Financial Statements (Unaudited) — (Continued)

Condensed Consolidating Statement of Income
For the nine months ending September 30, 2010

		Guarantor	Non-Guarantor
	Parent	Entities	Entities	Eliminations	Consolidated
	(In millions)

Sales	$—	$2,641	$53	$—	$2,694
Cost of sales	—	(1,911)	(44)	—	(1,955)
Selling, general, and administrative	(43)	(189)	(4)	—	(236)
Depreciation and amortization	(5)	(139)	(1)	—	(145)
Other	126	(124)	—	—	2

Operating income (loss)	78	278	4	—	360
Interest expense (net of interest income)	(69)	(5)	—		(74)
Share of income of joint ventures	—	—	1	—	1
Share of equity earnings of subsidiaries, net of tax	196	—	—	(196)	—

Income (loss) before income taxes	205	273	5	(196)	287
Income tax expense	(3)	(80)	(1)	—	(84)

Income from continuing operations	202	193	4	(196)	203
Discontinued operations, net of tax	2	—	—	—	2

Net income	204	193	4	(196)	205
Less: Net income attributable to the noncontrolling interest	—	—	(1)	—	(1)

Net income attributable to Pactiv	$204	$193	$3	$(196)	$204

Pactiv Corporation

Notes to Financial Statements (Unaudited) — (Continued)

Condensed Consolidating Statement of Financial Position
September 30, 2010

		Guarantor	Non-Guarantor
	Parent	Entities	Entities	Eliminations	Consolidated
	(In millions)

Assets
Cash and temporary cash investments	$4	$39	$9	$—	$52
Accounts and notes receivable	1	455	21	—	477
Inventories	—	472	10	—	482
Intercompany accounts	(223)	359	1	(137)	—
Deferred income tax assets	34	—	—	—	34
Other assets	4	10	—	—	14

Total current assets	(180)	1,335	41	(137)	1,059
Property, plant, and equipment, net	49	1,173	12	—	1,234
Goodwill	—	1,236	—	—	1,236
Intangible assets, net	—	367	1	—	368
Investments in affiliates & intercompany accounts	2,814	—	2	(2,814)	2
Other	41	19	—	—	60

Total other assets	2,855	1,622	3	(2,814)	1,666

Total assets	$2,724	$4,130	$56	$(2,951)	$3,959

Liabilities and Equity
Short-term debt, including current maturities of long-term debt	$30	$135	$—	$—	$165
Accounts payable	3	182	5	—	190
Short-term borrowings-affiliates	11	(8)	8	(11)	—
Intercompany accounts	—	115	3	(118)	—
Other liabilities	61	177	1	—	239

Total current liabilities	105	601	17	(129)	594
Long-term debt	1,270	—	—	—	1,270
Deferred income taxes	—	111	—	—	111
Intercompany accounts	—	120	—	(120)	—
Pension and postretirement benefits	—	598	—	—	598
Other	113	20	2	—	135
Total Pactiv shareholders’ equity	1,236	2,680	22	(2,702)	1,236
Noncontrolling interest	—	—	15	—	15

Total equity	1,236	2,680	37	(2,702)	1,251

Total liabilities and equity	$2,724	$4,130	$56	$(2,951)	$3,959

Pactiv Corporation

Notes to Financial Statements (Unaudited) — (Continued)

Condensed Consolidating Statement of Cash Flows
For the nine months ending September 30, 2010

		Guarantor	Non-Guarantor
	Parent	Entities	Entities	Eliminations	Consolidated
	(In millions)

Cash provided (used) by operating activities	$—	$242	$(4)	$16	$254
Cash provided (used) by investing activities	(331)	(172)	—	201	(302)
Included in investing activities:
Expenditures for property, plant, and equipment	(1)	(99)	—	—	(100)
Acquisitions of business and assets	(203)	—	—	—	(203)
Other investing activities	(127)	(73)	—	201	1
Cash provided (used) by financing activities	331	(58)	(3)	(217)	53
Included in financing activities:
Issuance of common stock	3	—	—	—	3
Revolving credit facility borrowings	160	—	—	—	160
Intercompany borrowings/loans	296	(78)	(1)	(217)	—
Revolving credit facility payment	(130)	—	—	—	(130)
Assets securitization borrowings	—	20	—	—	20
Dividends paid to noncontrolling interest	—	—	(2)	—	(2)
Other	2	—	—	—	2
Effect of foreign exchange rate changes on cash and temporary cash investments	—	—	1	—	1

Increase (decrease) in cash and temporary cash investments	—	12	(6)	—	6
Cash and temporary cash investments, January 1, 2010	5	26	15	—	46

Cash and temporary cash investments, September 30, 2010	$5	$38	$9	$—	$52

Pactiv Corporation
Audited annual consolidated financial statements
For the year ended December 31, 2009, 2008, 2007.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Pactiv Corporation

We have audited the accompanying consolidated statement of financial position of Pactiv Corporation (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in equity, comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pactiv Corporation at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, in 2009 the Company changed its method of accounting for inventory and in 2008 the Company adopted the requirement to measure the funded status of its defined benefit pension and postretirement healthcare plans as of the date of the year-end statement of financial position.

/s/  ERNST & YOUNG LLP

Chicago, Illinois
February 26, 2010,
except for Notes 1, 18 and 19, as to which the date is July 11, 2011

Pactiv Corporation

Consolidated Statement of Income

	For Years Ended December 31
	2009	2008(1)	2007(1)
	(In millions, except share and per share data)

Sales
Consumer Products	$1,285	$1,342	$1,221
Foodservice/Food Packaging	2,075	2,225	2,032

	3,360	3,567	3,253

Costs and expenses
Cost of sales, excluding depreciation and amortization	2,241	2,638	2,325
Selling, general, and administrative	349	281	286
Depreciation and amortization	184	182	166
Other	7	6	7
Restructuring and other	—	16	—

	2,781	3,123	2,784
Operating income	579	444	469
Other income (expense)
Interest income	1	2	5
Interest expense, net of interest capitalized	(94)	(106)	(96)

Income before income taxes	486	340	378
Income tax expense	177	119	133

Income from continuing operations	309	221	245
Discontinued operations, net of tax	15	(4)	1

Net income	324	217	246

Less: Net income attributable to the noncontrolling interest	1	1	2

Net income attributable to Pactiv	$323	$216	$244

Amounts attributable to Pactiv common shareholders
Income from continuing operations, net of tax	$308	$220	$243
Discontinued operations, net of tax	15	(4)	1

Net income	$323	$216	$244

Earnings per share
Weighted-average number of shares of common stock outstanding
Basic	131,967,907	130,925,861	130,912,229
Diluted	133,471,047	132,473,458	132,869,555
Basic earnings per share of common stock attributable to Pactiv common shareholders
Continuing operations	$2.33	$1.68	$1.85
Discontinued operations	0.12	(0.03)	0.01

Total	$2.45	$1.65	$1.86

Diluted earnings per share of common stock attributable to Pactiv common shareholders
Continuing operations	$2.31	$1.66	$1.83
Discontinued operations	0.11	(0.03)	0.01

Total	$2.42	$1.63	$1.84

(1)	Adjusted for the change in inventory accounting method, as described in Note 2 to the financial statements.

The accompanying notes to the financial statements are an integral part of this statement.

Pactiv Corporation

Consolidated Statement of Financial Position

	At December 31
	2009	2008(1)
	(In millions, except share data)

ASSETS
Current assets
Cash and temporary cash investments	$46	$80
Accounts and notes receivable
Trade, less allowances of $6 and $7 at the respective dates	277	264
Other	51	47

Total accounts and notes receivable	328	311

Inventories
Finished goods	240	209
Work in process	39	55
Raw materials	63	78
Other materials and supplies	48	49

Total inventories	390	391

Deferred income tax assets	53	—

Other	15	15

Total current assets	832	797
Property, plant, and equipment, net	1,172	1,209

Other assets
Goodwill	1,135	1,128
Intangible assets, net	372	396
Noncurrent deferred income tax asset	—	161
Other	63	70

Total other assets	1,570	1,755

Total assets	$3,574	$3,761

LIABILITIES AND EQUITY
Current liabilities
Short-term debt, including current maturities of long-term debt	$5	$—
Accounts payable	144	115
Taxes accrued	24	14
Interest accrued	20	20
Accrued promotions, rebates, and discounts	73	68
Accrued payroll and benefits	97	66
Other	54	55

Total current liabilities	417	338

Long-term debt	1,270	1,345

Deferred income taxes	61	—

Pension and postretirement benefits	694	1,266

Other	120	95

Noncurrent liabilities related to discontinued operations	11	30

Pactiv shareholders’ equity
Common stock — $0.01 par value, 350,000,000 shares authorized, 132,334,417 and 131,510,270 shares issued and outstanding, after deducting 39,448,760 and 40,272,907 shares held in treasury, at the respective dates	1	1
Premium on common stock and other capital surplus	729	710
Accumulated other comprehensive income (loss)
Currency translation adjustment	(3)	(16)
Pension and postretirement plans	(1,729)	(1,689)
Gain (loss) on derivatives	6	7
Retained earnings	1,981	1,658

Total Pactiv shareholders’ equity	985	671
Noncontrolling interest	16	16

Total equity	1,001	687

Total liabilities and equity	$3,574	$3,761

(1)	Adjusted for the change in inventory accounting method, as described in Note 2 to the financial statements.

The accompanying notes to the financial statements are an integral part of this statement.

Pactiv Corporation

Consolidated Statement of Cash Flows

	For the Twelve Months Ended December 31
	2009	2008(1)	2007(1)
	(In millions)

Operating activities
Net income	$324	$217	$246
Discontinued operations	(15)	4	(1)

Income from continuing operations	309	221	245
Adjustments to reconcile income from continuing operations to cash provided (used) by operating activities:
Depreciation and amortization	184	182	166
Deferred income taxes	208	112	37
Restructuring and other	(1)	12	—
Pension income	(36)	(49)	(50)
Noncash compensation expense	16	16	9
Pension contributions	(550)	—	—
Changes in components of working capital
(Increase) decrease in receivables	(16)	(14)	103
(Increase) decrease in inventories	7	22	4
(Increase) decrease in prepayments and other current assets	1	(2)	—
Increase (decrease) in accounts payable	28	(45)	(26)
Increase (decrease) in taxes accrued	(30)	(66)	(16)
Increase (decrease) in interest accrued	—	(2)	15
Increase (decrease) in other current liabilities	36	(23)	(37)
Other	8	(6)	(5)

Cash provided (used) by operating activities — continuing operations	164	358	445
Cash provided (used) by operating activities — discontinued operations	(3)	(8)	(8)

Cash provided (used) by operating activities	$161	$350	$437

Investing activities
Expenditures for property, plant, and equipment	$(111)	$(136)	$(151)
Acquisitions of businesses and assets	(20)	—	(1,015)
Net proceeds from the sale of a business or assets	—	—	2
Other investing activities	2	(1)	—

Cash provided (used) by investing activities	$(129)	$(137)	$(1,164)

Financing activities
Issuance of common stock	$6	$8	$19
Purchase of common stock	—	(2)	(108)
Issuance of long-term debt, net of discounts	—	—	498
Retirement of long-term debt	—	—	(99)
Revolving credit facility borrowings	—	—	432
Revolving credit facility payment	(70)	(230)	(132)
Dividends paid to noncontrolling interest	(1)	(1)	(1)
Other	(1)	(1)	29

Cash provided (used) by financing activities	$(66)	$(226)	$638

Effect of foreign exchange rate changes on cash and temporary cash investments	—	(2)	3

Increase (decrease) in cash and temporary cash investments	(34)	(15)	(86)
Cash and temporary cash investments, January 1	80	95	181

Cash and temporary cash investments, December 31	$46	$80	$95

Supplemental disclosure of cash flow information
Cash paid for interest	$93	$109	$81
Cash paid for income taxes — continuing operations	4	59	94
Cash paid for income taxes — discontinued operations	4	7	8

(1)	Adjusted for the change in inventory accounting method, as described in Note 2 to the financial statements.

The accompanying notes to the financial statements are an integral part of this statement.

Pactiv Corporation

Consolidated Statement of Changes in Equity

	Pactiv Shareholders
		Premium on		Accumulated
		Common Stock		Other
	Common	and Other	Retained	Comprehensive	Noncontrolling	Total
	Stock	Capital Surplus	Earnings	Income (Loss)	Interest	Equity
	(In millions, except share amounts)

Balance, December 31, 2006(1)	$1	$757	$1,191	$(1,063)	$10	$896
Premium on common stock issued (1,138,286 shares)		19				19
Treasury stock repurchased (3,374,821 shares)		(108)				(108)
Translation of foreign currency statements				15	1	16
Stock-based compensation		15				15
Gain (loss) on derivatives				8		8
Pension and postretirement benefit liability adjustments, net of tax of $116				178		178
Dividends paid to noncontrolling interest					(1)	(1)
Purchase of equity from noncontrolling interest					3	3
Net income			244		2	246

Balance, December 31, 2007(1)	$1	$683	$1,435	$(862)	$15	$1,272

Premium on common stock issued (1,028,245 shares)		25				25
Treasury stock repurchased (75,218 shares)		(2)				(2)
Translation of foreign currency statements				(40)	1	(39)
Stock-based compensation		4				4
Gain (loss) on derivatives				(1)		(1)
Impact of adopting ASC 715-20-65 measurement date change, net of tax of $4			7			7
Pension and postretirement benefit liability adjustments, net of tax of $(468)				(795)		(795)
Dividends paid to noncontrolling interest					(1)	(1)
Net income			216		1	217

Balance, December 31, 2008(1)	$1	$710	$1,658	$(1,698)	$16	$687

Premium on common stock issued (806,759 shares)		19				19
Translation of foreign currency statements				13		13
Stock-based compensation		—				—
Gain (loss) on derivatives				(1)		(1)
Pension and postretirement benefit liability adjustments, net of tax of $16				(40)		(40)
Dividends paid to noncontrolling interest					(1)	(1)
Net income			323		1	324

Balance, December 31, 2009	$1	$729	$1,981	$(1,726)	$16	$1,001

(1)	Adjusted for the change in inventory accounting method, as described in Note 2 to the financial statements.

The accompanying notes to the financial statements are an integral part of this statement.

Pactiv Corporation

Consolidated Statement of Comprehensive Income (Loss)

	Twelve Months Ended December 31,
	2009	2008(1)	2007(1)
	(In millions)

Net income	$324	$217	$246
Other comprehensive income (loss)
Pension and postretirement plans	(40)	(795)	178
Net currency translation gain (loss)	13	(39)	16
Gain (loss) on derivatives	(1)	(1)	8

Total other comprehensive income (loss)	(28)	(835)	202

Consolidated comprehensive income (loss)	296	(618)	448
Comprehensive income (loss) attributable to the noncontrolling interest	1	2	3

Comprehensive income (loss) attributable to Pactiv	$295	$(620)	$445

(1)	Adjusted for the change in inventory accounting method, as described in Note 2 to the financial statements.

The accompanying notes to the financial statements are an integral part of this statement.

Pactiv Corporation

Notes to Financial Statements

Note 1.	Basis of Presentation

Financial statements for all periods presented in this report were prepared on a consolidated basis in accordance with generally accepted accounting principles consistently applied, except for changes in accounting principles disclosed in Note 2. All per share information is presented on a diluted basis unless otherwise noted. Certain reclassifications have been made to prior years financial information to conform to current year presentation.

On January 5, 2009, we purchased the polypropylene cup business of WinCup for $20 million. This business operates one manufacturing facility in North Carolina. The results of this business have been included in the consolidated financial statements as of that date.

We have three reporting segments:

•	Consumer Products manufactures disposable plastic, foam, molded fiber, pressed paperboard, and aluminum packaging products, and sells them to customers such as grocery stores, mass merchandisers, and discount chains. Products include waste bags, food storage bags, and disposable tableware and cookware. We sell many of our consumer products under well-known trademarks such as Hefty®.

•	Foodservice/Food Packaging manufactures foam, clear plastic, aluminum, pressed paperboard, and molded fiber packaging products, and sells them to customers in the food distribution channel, who prepare and process food for consumption. Customers include foodservice distributors, restaurants, other institutional foodservice outlets, food processors, and grocery chains.

•	Other includes corporate and administrative service operations and retiree benefit income and expense.

The accounting policies of the reporting segments are the same as those for Pactiv as a whole. Where discrete financial information is not available by segment, reasonable allocations of expenses and assets/liabilities are used.

In 2009, we changed our method of accounting for inventory from a combination of the last-in, first-out (LIFO) method and the first-in, first-out (FIFO) method to the FIFO method. In accordance with Accounting Standards Codification (ASC) 250-10 “Accounting Changes and Error Corrections,” all prior periods presented have been retrospectively adjusted to apply the new method of accounting. For more information on the change in inventory accounting method, see Note 2 to the financial statements.

Subsequent Events

In February 2010, the board of directors approved an Agreement and Plan of Merger with PWP Holdings, Inc. whereby Pactiv will acquire PWP Holdings and PWP Industries for $200 million. This transaction closed April 1, 2010. PWP Industries manufactures and sells amorphous polyethylene terephthalate (APET) products in the food service market.

In February 2010, the board of directors also approved the repurchase of an additional 10 million shares of our common stock. This amount is in addition to the remaining 522,361 shares authorized to be repurchased as of December 31, 2009.

On November 16, 2010 Reynolds Acquisition Corporation (Reynolds), a wholly owned indirect subsidiary of Reynolds Group Holdings Limited (RGHL) acquired 100% of the outstanding common stock of Pactiv for an aggregate purchase price of $4.5 billion. Reynolds merged with and into Pactiv with Pactiv surviving the merger as an indirect wholly owned subsidiary of RGHL.

Pactiv Corporation

Notes to Financial Statements — (Continued)

Note 2.	Summary of Accounting Policies

Consolidation

Our financial statements include all majority-owned subsidiaries. Investments in 20% to 50% owned companies in which we have the ability to exert significant influence over operating and financial policies are accounted for using the equity method of accounting. All inter-company transactions are eliminated.

Foreign Currency Translation

Financial statements of international operations are translated into U.S. dollars using end-of-period exchange rates for assets and liabilities and weighted-average exchange rates for sales, expenses, gains, and losses. Translation adjustments are recorded as a component of shareholders’ equity.

Cash and Temporary Cash Investments

We define cash and temporary cash investments as checking accounts, money market accounts, certificates of deposit, and U.S. Treasury notes having an original maturity of 90 days or less.

Accounts and Notes Receivable

Trade accounts receivable are classified as current assets and are reported net of allowances for doubtful accounts. We record such allowances based on a number of factors, including historical trends and specific customer situations.

On a recurring basis, we sell an undivided interest in a pool of trade receivables meeting certain criteria to a third party as an alternative to debt financing. Such sales, which represent a form of off-balance-sheet financing, are recorded as a reduction of accounts and notes receivable in the statement of financial position. Related proceeds are included in cash provided by operating activities in the statement of cash flows. At December 31, 2009, receivables aggregating $110 million were sold, while receivables totaling $130 million were sold at December 31, 2008. Discounts and fees related to such sales were $1 million in 2009, and $4 million in both 2008 and 2007. These expenses are included in “other expense” in the statement of income. In the event that either Pactiv or the third-party purchaser of the trade receivables were to discontinue this program, our debt would increase, or our cash balance would decrease, by an amount corresponding to the level of sold receivables at such time.

Inventories

Our inventories are stated at the lower of cost or market using the FIFO method. We periodically review inventory balances to identify slow-moving and/or obsolete items. This determination is based on a number of factors, including new product introductions, changes in consumer demand patterns, and historical usage trends.

In 2009, we changed our method of accounting for inventory from a combination of the LIFO method and the FIFO method to the FIFO method. All of our businesses now use the FIFO method of accounting for inventory. We believe the new method of accounting for inventory is preferable because the FIFO method better reflects the current value of inventories on the Consolidated Statement of Financial Position, provides better matching of revenue and expenses under our business model, and provides uniformity across our operations with respect to the method of inventory accounting for financial reporting.

In accordance with ASC 250-10 “Accounting Changes and Error Corrections,” all prior periods presented have been retrospectively adjusted to apply the new method of accounting.

Pactiv Corporation

Notes to Financial Statements — (Continued)

The following table presents the line items on the statement of income that were impacted by the accounting change for the years ended December 31, 2008, and 2007.

	Year Ended		Year Ended
	December 31, 2008		December 31, 2007
	As Originally		As Originally
	Reported	As Adjusted	Reported	As Adjusted
	(In millions, except per share data)

Cost of Sales, excluding depreciation and amortization	$2,636	$2,638	$2,322	$2,325
Operating income	446	444	472	469
Income tax expense	120	119	135	133
Income from continuing operations	222	221	246	245
Net income attributable to Pactiv	217	216	245	244
Earnings (loss) per share of common stock:
Basic	$1.66	$1.65	$1.87	$1.86
Diluted	$1.64	$1.63	$1.85	$1.84

The following table presents the line items on the statement of financial position that were impacted by the accounting change as of December 31, 2008.

	December 31, 2008
	As Originally
	Reported	As Adjusted
	(In millions)

Inventories	$344	$391
Deferred income tax assets	14	—
Goodwill	1,124	1,128
Other current liabilities	50	55
Retained earnings	1,626	1,658

The following table presents the line items on the statement of cash flows that were impacted by the accounting change for the years ended December 31, 2008, and 2007.

	Year Ended		Year Ended
	December 31, 2008		December 31, 2007
	As Originally		As Originally
	Reported	As Adjusted	Reported	As Adjusted
		(In millions)

Net income	$218	$217	$247	$246
Deferred income taxes	113	112	38	37
(Increase) decrease in inventories	20	22	1	4

Pactiv Corporation

Notes to Financial Statements — (Continued)

The following table presents the segment information line items that were impacted by the accounting change for the years ended December 31, 2008, and 2007.

	Year Ended		Year Ended
	December 31, 2008		December 31, 2007
	As Originally		As Originally
	Reported	As Adjusted	Reported	As Adjusted
	(In millions)

Operating income (loss)
Consumer Products	$207	$207	$227	$226
Foodservice/Food Packaging	236	234	247	245
Other	3	3	(2)	(2)

Total operating income (loss)	$446	$444	$472	$469

Total assets
Consumer Products	$1,307	$1,326	$1,345	$1,365
Foodservice/Food Packaging	2,070	2,102	2,125	2,159
Other	348	333	295	274

Total assets	$3,725	$3,761	$3,765	$3,798

For a summary of the effect of the retrospective adjustments resulting from the change in accounting principle for inventory costs for the interim quarters of 2009, see Note 16 to the financial statements.

Property, Plant, and Equipment, Net

Depreciation is recorded on a straight-line basis over the estimated useful lives of assets. Useful lives range from 10 to 40 years for buildings and improvements and from 3 to 25 years for machinery and equipment. Depreciation expense totaled $158 million in 2009, $155 million in 2008, and $143 million in 2007.

We capitalize certain costs related to the purchase and development of software used in our business. Such costs are amortized over the estimated useful lives of the assets, ranging from 3 to 12 years. Capitalized software development costs, net of amortization at December 31 were $16 million in 2009, and $20 million in 2008.

We periodically re-evaluate the carrying values and estimated useful lives of long-lived assets to determine if adjustments are warranted. We use estimates of undiscounted cash flows from long-lived assets to determine whether the book value of such assets is recoverable over the assets’ remaining useful lives.

Goodwill and Intangibles, Net

We review the carrying value of our goodwill and indefinite-lived intangibles for possible impairment on an annual basis. Our annual review is conducted in the fourth quarter of the year, or earlier if warranted by events or changes in circumstances.

Possible impairment of goodwill is determined using a two-step process.

•	The first step requires that the fair value of individual reporting units be compared with their respective carrying values. If the carrying value of a reporting unit exceeds its fair value, a second step is performed to measure the amount of impairment, if any.

Pactiv Corporation

Notes to Financial Statements — (Continued)

•	The second step requires that the fair value of a reporting unit be allocated to all of its assets and liabilities, including indefinite-lived intangibles. Any remaining fair value is the implied goodwill, which is then compared with the carrying value of goodwill.

We test goodwill for impairment at the reporting unit level. Our four reporting units are Institutional, Specialty (both part of the Foodservice reporting segment), Consumer, and Other (Corporate functions). Our operating segments are each deemed to be a reporting unit as none of the operating segments’ components qualifies as a separate reporting unit or the operating segment is comprised of only one component.

Estimates of fair value used in testing goodwill and indefinite-lived intangible assets for possible impairment are determined using the discounted cash flow method. This approach uses estimates and assumptions regarding the amount and timing of projected cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, and appropriate market comparables. We believe this is the most appropriate method as it reflects how Pactiv, as well as other investors, typically value packaging industry companies. We also compare the result of the discounted cash flow method to the enterprise value (market capitalization plus debt) of Pactiv.

The many assumptions used in the cash flow analysis are subject to the accuracy of our projections of volume, selling price, raw materials costs and SG&A expenses. The percentage by which projected discounted cash flows would have to decrease to have a failure in step one of the impairment test is 61% for Consumer, 61% for Institutional, and 70% for Specialty. Our Other reporting unit has no goodwill or indefinite-lived intangible assets.

Intangible assets that are not deemed to have an indefinite life are amortized over their useful lives. We use undiscounted cash flows, excluding interest charges, to assess the recoverability of the carrying value of such assets, and record an impairment loss if the carrying value of assets exceeds their fair value. See Note 8 for additional information.

Environmental Liabilities

We are subject to a variety of environmental and pollution control laws and regulations. From time to time, we identify costs or liabilities arising from compliance with environmental laws and regulations. When related liabilities are probable and can be reasonably estimated, we establish appropriate reserves. Estimated liabilities may change as additional information becomes available. We appropriately adjust our reserves as new information on possible clean-up costs, expense and effectiveness of alternative clean-up methods, and other potential liabilities is received. We do not expect that any additional liabilities recorded as a result of the availability of new information will have a material adverse effect on our financial position. However, such costs could have a material effect on our results of operations or cash flows in a particular period.

Revenue Recognition

We recognize sales when the risks and rewards of ownership have transferred to customers, which generally occurs as products are shipped. In arriving at net sales, we estimate the amount of deductions from sales that are likely to be earned or taken by customers in conjunction with incentive programs. These include volume rebates, early payment discounts, and coupon offerings. Estimates are based on historical trends and are reviewed quarterly for possible revision. In addition, we pay slotting fees and participate in cooperative advertising programs. The cost for all such programs are accounted for as reductions to revenues.

Freight

We record amounts billed to customers for shipping and handling as sales, and record shipping and handling expenses as cost of sales.

Pactiv Corporation

Notes to Financial Statements — (Continued)

General and Administrative Expenses

Total noncash pension income was as follows:

	For the Years Ended December 31
	2009	2008	2007
	(In millions)

Pension income (recorded as an offset to selling, general, and administrative costs)	$44	$54	$54
Pension service costs associated with production operations (recorded in cost of sales)	(8)	(5)	(4)

Total noncash pension income	$36	$49	$50

Research and Development

Research and development costs, which are expensed as incurred, totaled $33 million in 2009, $32 million in 2008, and $35 million in 2007.

Advertising

Advertising production costs are expensed as incurred, while advertising media costs are expensed in the period in which the related advertising first takes place. Advertising expenses were $28 million in 2009, $8 million in 2008, and $13 million in 2007.

Stock-Based Compensation

We account for stock-based compensation under ASC 718-10 “Compensation — Stock Compensation,” which requires that the fair value of all share-based payments to employees, including stock options, be recognized in financial statements. ASC 718-10 superseded prior authoritative guidance which required that the intrinsic-value method be used in determining compensation expense for share-based payments to employees. Employee compensation expense is based on the grant date fair value of awards, and is recognized in the Statement of Income over the period that recipients of awards are required to provide related service (normally the vesting period).

Income Taxes

We use the asset and liability method of accounting for income taxes. This method requires that deferred tax assets and liabilities be recorded to reflect the future tax consequences of temporary differences between the tax and financial statement basis of assets and liabilities. If we determine that it is more likely than not that a portion of deferred tax assets will not be realized in a future period, we reduce deferred tax assets by recording a valuation allowance. Estimates used to recognize deferred tax assets are subject to revision in subsequent periods based on new facts or circumstances.

We do not accrue for U.S. federal income taxes on unremitted earnings of foreign subsidiaries because we intend to reinvest those earnings in foreign operations. Unremitted earnings of foreign subsidiaries totaled $50 million at December 31, 2009, and $47 million at December 31, 2008. The unrecognized deferred tax liability associated with unremitted earnings totaled approximately $10 million at December 31, 2009, and $7 million at December 31, 2008.

Pactiv Corporation

Notes to Financial Statements — (Continued)

Earnings Per Share

Basic earnings per share is computed by dividing income attributable to Pactiv common shareholders by the weighted-average number of shares outstanding. Diluted earnings per share is calculated in the same manner; however, adjustments are made to reflect the potential issuance of dilutive shares.

Risk Management

From time to time, we use derivative financial instruments to hedge our exposure to changes in foreign currency exchange rates, principally using foreign currency purchase and sale contracts with terms of less than 1 year. We do so to mitigate our exposure to exchange rate changes related to third-party trade receivables and accounts payable. Net gains or losses on such contracts are recognized in the statement of income as offsets to foreign currency exchange gains or losses on the underlying transactions. In the statement of cash flows, cash receipts and payments related to hedging contracts are classified in the same way as cash flows from the transactions being hedged. We had no open foreign currency contracts as of December 31, 2009.

Interest rate risk management is accomplished through the use of swaps. Interest rate swaps are booked at their fair value at each reporting date, with an equal offset recorded either in earnings or accumulated other comprehensive income depending on the designation (or lack thereof) of each swap as a hedging instrument.

From time to time, we employ commodity forward or other derivative contracts to hedge our exposure to adverse changes in the price of certain commodities used in our production processes. We do not use derivative financial instruments for speculative purposes. See Note 7 for additional information.

Changes in Accounting Principles

The Financial Accounting Standards Board (FASB) issued ASC 105-10, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles,” which was effective for fiscal years, and interim periods within such fiscal years, ending after September 15, 2009. ASC 105-10 establishes an authoritative United States GAAP superseding all pre-existing accounting standards and literature. ASC 105-10 did not have a material effect on our financial statements upon adoption or as of December 31, 2009. We have updated all references to specific authoritative guidance within our annual financial reporting to reflect the new Accounting Standards Codification structure.

The FASB issued ASC 820-10, “Fair Value Measurements and Disclosures” which was effective as of January 1, 2008. ASC 820-10 establishes a framework for measuring fair value by providing a standard definition of fair value as it applies to assets and liabilities. ASC 820-10, which does not require the use of any new fair value measurements, clarifies the application of other accounting pronouncements that require or permit fair value measurements. ASC 820-10 did not have a material effect on our financial statements upon adoption and as of December 31, 2009.

The FASB issued ASC 715-20, “Compensation — Retirement Benefits,” of which we adopted the recognition and disclosure provisions on December 31, 2006. We recorded a charge to accumulated other comprehensive income of $41 million upon adoption. We adopted the measurement provisions of ASC 715-20-65 on January 1, 2008, using the transition method based on the data as of our September 30, 2007, measurement date. As a result, we increased “retained earnings” by $7 million after tax in 2008.

The FASB issued ASC 825-10, “Financial Instruments” which was effective January 1, 2008. ASC 825-10 permits entities to choose to measure many financial instruments and certain other items at fair value as of specified election dates. ASC 825-10 expands the use of fair value measurement, but does not eliminate disclosure requirements of other accounting standards, including ASC 820-10. ASC 825-10 did not impact our financial statements upon adoption and as of December 31, 2009. We did not choose to measure any financial instruments at fair value as permitted under the statement.

Pactiv Corporation

Notes to Financial Statements — (Continued)

The FASB issued ASC 805-10, “Business Combinations,” which replaces prior authoritative guidance on business combinations, and was effective on a prospective basis for all business combinations that occur in fiscal years beginning after December 15, 2008, with the exception of accounting for valuation allowances on deferred taxes and acquired tax contingencies. ASC 805-10 retains the underlying concepts of the prior authoritative guidance in that all business combinations are still required to be accounted for at fair value using the acquisition method of accounting, but it changes the application of the acquisition method in a number of significant ways. In this regard, the pronouncement requires that (1) acquisition-related costs generally be expensed as incurred, (2) noncontrolling interests be recorded at fair value, (3) in-process research and development costs be recorded at fair value as an indefinite lived intangible asset, (4) restructuring costs associated with a business combination generally be expensed subsequent to the date of such a combination, and (5) changes in valuation allowances on deferred tax assets and income tax uncertainties after the acquisition date generally be recorded as income tax expense. ASC 805-10 amends ASC 740-10, “Income Taxes” such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of ASC 805-10 would also be subject to the provisions of ASC 805-10. ASC 805-10 was effective on January 1, 2009, and did not have a material impact on our financial statements upon adoption and as of December 31, 2009.

The FASB issued ASC 810-10-45, “Consolidation” which was effective for fiscal years, and interim periods within such fiscal years, beginning on or after December 15, 2008. ASC 810-10-45 requires that noncontrolling (minority) interests be recognized as equity (but separate from the parent’s equity) in consolidated financial statements, and that net earnings related to noncontrolling interests be included in consolidated net income, but identified separately on the face of the income statement. ASC 810-10-45 also amends prior authoritative guidance, and expands disclosure requirements regarding the interests of parents and noncontrolling interests. ASC 810-10-45 was effective on January 1, 2009, and did not have a material impact on our financial statements upon adoption and as of December 31, 2009.

The FASB issued the disclosure requirements within ASC 815-10-65, “Derivatives and Hedging” which was effective for fiscal years, and interim periods within such fiscal years, beginning on or after November 15, 2008. ASC 815-10 requires (1) enhanced disclosures about an entity’s derivative and hedging activities, specifically how and why an entity uses derivative instruments, (2) how derivative instruments and related hedged items are accounted for under ASC 815-10 and its related interpretations, and (3) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. ASC 815-10 was effective on January 1, 2009, and did not have a material impact on our financial statements upon adoption and as of December 31, 2009.

The FASB issued the disclosure requirements within ASC 825-10-65, “Financial Instruments” which was effective for interim reporting periods ending after June 15, 2009. ASC 825-10-65 amends prior authoritative guidance to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. ASC 825-10-65 also amends ASC 270-10, “Interim Reporting,” to require those disclosures in summarized financial information at interim reporting periods. ASC 825-10-65 was effective for our June 30, 2009 interim reporting, and did not have a material effect on our financial statements upon adoption and as of December 31, 2009.

The FASB issued ASC 855-10, “Subsequent Events” which was effective for fiscal years, and interim periods within such fiscal years, ending after June 15, 2009. ASC 855-10 requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. ASC 855-10 was effective for our June 30, 2009 interim reporting, and did not have a material effect on our financial statements upon adoption and as of December 31, 2009.

The FASB issued the disclosure requirements within ASC 715-20-65 “Compensation — Retirement Benefits” which was effective for fiscal years ending after December 15, 2009. ASC 715-20-65 requires

Pactiv Corporation

Notes to Financial Statements — (Continued)

enhanced disclosures about plan assets in an employer’s defined benefit pension or other postretirement plan, including (1) information on investment policies and strategies, (2) the fair value of each major category of plan assets, (3) the inputs and valuation techniques used to measure the fair value of plan assets, (4) the effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period, and (5) significant concentrations of risk within plan assets. ASC 715-20-65 was effective for our December 31, 2009, reporting, and did not have a material impact on our financial statements upon adoption.

The FASB issued Statement of Financial Accounting Standards (SFAS) No. 166, “Accounting for Transfers of Financial Assets,” which is effective for interim and annual periods beginning after November 15, 2009.

SFAS No. 166, which is not yet included in the Codification, requires additional information about transfers of financial assets and where companies have continuing exposure to the risk related to transferred financial assets. SFAS No. 166 eliminates the concept of a qualifying special purpose entity, changes the requirements for derecognizing financial assets, and requires additional disclosures. We are currently reviewing SFAS No. 166, and evaluating the impact of its adoption on our financial statements.

Estimates

Financial statement presentation requires management to make estimates and assumptions that affect reported amounts for assets, liabilities, sales, and expenses. Actual results may differ from such estimates.

Note 3.	Restructuring and Other

In 2008, we implemented a cost reduction program that included the consolidation of two small facilities, asset rationalizations, and headcount reductions. The program is essentially complete with the exception of a small idle plant held for sale. The accrued restructuring balance of $1 million as of December 31, 2009, and $2 million as of December 31, 2008, is for remaining severance payments. Cash payments related to restructuring and other were $1 million pretax for the year ended December 31, 2009. In 2008, we recorded a charge of approximately $10 million after tax, or $0.08 per share. Cash payments related to restructuring and other charges were $2 million for the year ended December 31, 2008.

		Asset
	Severance	Write-Offs	Other(1)	Total
	(In millions)

Restructuring costs for the year ended December 31, 2008 Consumer Products	$2	$7	$(4)	$5
Foodservice/Food Packaging	6	2	2	10
Other	1	—	—	1

Total	$9	$9	$(2)	$16

(1)	Consists principally of a gain on the sale of one of our facilities and asset removal and transfer costs.

Note 4.	Business Combinations

On January 5, 2009, we purchased the polypropylene cup business of WinCup for $20 million. This business operates one manufacturing facility in North Carolina. The results of this business have been included in the consolidated financial statements as of that date.

The total cost of the acquisition was allocated to the assets acquired and the liabilities assumed based on their respective fair values. Goodwill and other intangible assets recorded in connection with the acquisition totaled $1 million and $3 million, respectively, and all of the goodwill is expected to be deductible for tax

Pactiv Corporation

Notes to Financial Statements — (Continued)

purposes. Recorded intangible assets pertain to customer relationships and are being amortized over a 15-year period.

Appraisals of the fair-market value and physical counts of the assets acquired during the third quarter of 2009 resulted in goodwill being decreased by $1 million, and property, plant, and equipment being increased by the same amount.

The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed as of the acquisition date.

(In millions)
Current assets	$4
Property, plant, and equipment	13
Intangible assets	3
Goodwill	1

Total assets acquired	21

Current liabilities	1

Total liabilities assumed	1

Net assets acquired	$20

We acquired 100% of the stock of Prairie Packaging, Inc. (Prairie) on June 5, 2007. The results of Prairie’s operations have been included in the consolidated financial statements as of that date.

Note 5.	Discontinued Operations

On October 12, 2005, we sold substantially all of our protective and flexible packaging businesses. The results of the sold businesses, as well as costs and charges associated with the transaction, are classified as discontinued operations.

In 2009, we recorded $15 million of income from discontinued operations primarily related to the expiration of the statute of limitations on the 2005 tax year for tax liabilities which had been recorded in conjunction with divested businesses. In 2008, we recorded expense from discontinued operations of $4 million, which was attributed to taxes associated with the disposition of a business. Liabilities related to discontinued operations, which included obligations related to income taxes, certain royalty payments, and the costs of closing a facility in Europe, were as follows:

	At December 31
	2009	2008
	(In millions)

Current liabilities	$—	$—
Noncurrent liabilities	11	30

Total liabilities related to discontinued operations	$11	$30

Pactiv Corporation

Notes to Financial Statements — (Continued)

Note 6.	Long-Term Debt, Short-Term Debt, and Financing Arrangements

Long-Term Debt

	At December 31
	2009	2008
	(In millions)

Notes due 2010, effective interest rate of 0.4%	$—	$5
Borrowings under a 5-year, $750 million revolving credit facility	—	70
Notes due 2012, effective interest rate of 5.7%	250	250
Notes due 2017, effective interest rate of 8.1%	300	300
Notes due 2018, effective interest rate of 6.3%, net of $1 million of unamortized discount	249	249
Notes due 2025, effective interest rate of 7.9%, net of $1 million of unamortized discount	275	275
Notes due 2027, effective interest rate of 8.4%, net of $4 million of unamortized discount	196	196

Total long-term debt	$1,270	$1,345

Short-Term Debt

	At December 31
	2009	2008
	(In millions)

Current maturities of long-term debt	$5	$—

At December 31, 2009, the aggregate maturities of debt outstanding were $5 million due in 2010, $250 million due in 2012, and $1.026 billion thereafter.

We were in full compliance with financial and other covenants in our various credit agreements at December 31, 2009.

There have been no stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods, or any cross default provisions in our debt agreements. We had no short-term borrowings as of December 31, 2009.

In 1999, our former parent, Tenneco realigned certain of its debt in preparation for the spin-off of Pactiv. In conjunction with this realignment, we entered into an interest rate swap to hedge our exposure to interest rate movement. We settled this swap in November 1999 at a loss of $43 million. The loss on the swap is being recognized as additional interest expense over the life of the underlying notes. At December 31, 2009, the unamortized balance was $35 million.

Note 7.	Financial Instruments

Asset and Liability Instruments

At December 31, 2009, and 2008, the fair value of cash and temporary cash investments, short- and long-term receivables, accounts payable, and short-term debt were the same as, or not materially different from, the amount recorded for these assets and liabilities. The fair value of long-term debt was approximately $1.5 billion at December 31, 2009, and approximately $1.4 billion at December 31, 2008. The recorded amount was $1.3 billion at December 31, 2009, and at December 31, 2008. The fair value of long-term debt was based on quoted market prices for our debt instruments.

Pactiv Corporation

Notes to Financial Statements — (Continued)

Instruments with Off-Balance Sheet Risk (Including Derivatives)

We use derivative instruments, principally swaps, forward contracts, and options, to manage our exposure to movements in foreign currency values, interest rates, and commodity prices.

Cash Flow Hedges

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (OCI) and reclassified into earnings in the same period or periods in which the hedged transaction affects earnings. Financial instruments designated as cash flow hedges are assessed both at inception and quarterly thereafter to ensure they are effective in offsetting changes in the cash flows of the related underlying exposures. The fair value of the hedge instruments are reclassified from OCI to earnings if the hedge ceases to be highly effective or if the hedged transaction is no longer probable.

Foreign Currency

From time to time, we use derivative financial instruments to hedge our exposure to changes in foreign currency exchange rates, principally using foreign currency purchase and sale contracts with terms of less than one year. We do so to mitigate our exposure to exchange rate changes related to third-party trade receivables and accounts payable. Net gains or losses on such contracts are recognized in the statement of income as offsets to foreign currency exchange gains or losses on the underlying transactions. In the statement of cash flows, cash receipts and payments related to hedging contracts are classified in the same way as cash flows from the transactions being hedged. We had no open foreign currency contracts as of December 31, 2009.

Interest Rates

We entered into interest rate swap agreements in connection with the acquisition of Prairie. The agreements were terminated on June 20, 2007, resulting in a gain of $9 million. This gain is being recorded as a reduction of interest expense over the average life of the underlying debt. Amounts recognized in earnings related to our hedging transactions were $1 million for the year ended December 31, 2009, and December 31, 2008.

Commodity

During the fourth quarter of 2009, we entered into natural gas purchase agreements with third parties, hedging a portion of the first half of 2010 purchases of natural gas used in the production processes at certain of our plants. These purchase agreements are marked to market, with the resulting gains or losses recognized in earnings when hedged transactions are recorded. The mark-to-market adjustments at December 31, 2009, were immaterial.

To minimize volatility in our margins due to large fluctuations in the price of commodities, in the second quarter of 2009 we entered into swap contracts to manage risks associated with market fluctuations in resin prices. These contracts were designated as cash flow hedges of forecasted commodity purchases. All monthly swap contracts entered into in the third quarter of 2009 have expired. There were no contracts outstanding as of December 31, 2009, and no gains are expected to be reclassified to earnings in the first quarter of 2010.

Fair Value Measurements

Financial assets and liabilities that are recorded at fair value consist of derivative contracts that are used to hedge exposures to interest rate, commodity, and currency risks. ASC 820-10-35 sets out a fair value hierarchy that groups fair value measurement inputs into three classifications: Level 1, Level 2, or Level 3. Level 1 inputs are quoted prices in an active market for identical assets or liabilities. Level 2 inputs are inputs

Pactiv Corporation

Notes to Financial Statements — (Continued)

other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. All of our fair value measurements for derivative contracts use Level 2 inputs.

There were no outstanding derivative instruments recorded in the consolidated balance sheet as of December 31, 2009, and as of December 31, 2008.

The following table indicates the amounts recognized in OCI for those derivatives designated as cash flow hedges for the years ended December 31, 2009, and 2008.

				(Gain) or Loss
	Gain or (Loss)			Reclassified from
	Recognized in OCI		Location of Gain or (Loss)	OCI into Income
	(Effective Portion)		Reclassified from OCI into	(Effective Portion)
	2009	2008	Income (Effective Portion)	2009	2008
	(In millions)

Commodity Contracts	$—	$—	Cost of Sales	$(2)	$—
Interest Rate Contracts	$—	$—	Interest Expense	$(1)	$(1)

There were no transactions that ceased to qualify as a cash flow hedge in the years ended December 31, 2009, or 2008.

Note 8.	Goodwill and Intangible Assets

Changes in the carrying value of goodwill during 2009 and 2008 by reporting segment are shown in the following table.

	Consumer	Foodservice/
	Products	Food Packaging	Total
	(In millions)

Balance, December 31, 2007(1)	$288	$839	$1,127
Goodwill adjustment	3	13	16
Foreign currency translation adjustment	—	(15)	(15)

Balance, December 31, 2008(1)	$291	$837	$1,128
Goodwill additions	—	1	1
Goodwill adjustment	—	(1)	(1)
Foreign currency translation adjustment	—	7	7

Balance, December 31, 2009	$291	$844	$1,135

(1)	Adjusted for the change in inventory accounting method, as described in Note 2 to the financial statements.

Goodwill and other intangible assets recorded in connection with the WinCup acquisition totaled $1 million and $3 million, respectively. Recorded intangible assets pertain to customer relationships and are being amortized over a 15-year period.

Pactiv Corporation

Notes to Financial Statements — (Continued)

Details of intangible assets are shown in the following table.

	December 31, 2009		December 31, 2008
		Accumulated		Accumulated
	Carrying Value	Amortization	Carrying Value	Amortization
	(In millions)

Intangible assets subject to amortization
Patents	$87	$74	$87	$69
Customer relationships	209	36	206	21
Other	145	88	145	81

	441	198	438	171
Intangible assets not subject to amortization (primarily trademarks)	129	—	129	—

	$570	$198	$567	$171

The weighted-average amortization period used for patents and other intangible assets subject to amortization is 15 years and 18 years, respectively. Amortization of intangible assets was $26 million for the year ended December 31, 2009. Amortization expense is estimated to total $25 million in 2010, $24 million in 2011, $23 million in 2012, $19 million in 2013, and $19 million in 2014.

Note 9.	Property, Plant, and Equipment, Net

	December 31,	December 31,
	2009	2008
	(In millions)

Original cost
Land, buildings, and improvements	$667	$654
Machinery and equipment	1,929	1,808
Other, including construction in progress	96	125

	$2,692	$2,587
Less accumulated depreciation and amortization	(1,520)	(1,378)

Net property, plant, and equipment	$1,172	$1,209

Capitalized interest was $1 million in 2009, and $2 million in both 2008 and 2007.

Note 10.	Income Taxes

Details of income (loss) from continuing operations before income taxes are shown in the following table.

	2009	2008(1)	2007(1)
	(In millions)

Income (loss) from continuing operations before income taxes
U.S. operations	$458	$321	$357
Foreign operations	28	19	21

Total	$486	$340	$378

(1)	Adjusted for the change in inventory accounting method, as described in Note 2 to the financial statements.

Pactiv Corporation

Notes to Financial Statements — (Continued)

Shown below are details of income tax expense for continuing operations.

	2009	2008(1)	2007(1)
	(In millions)

Current
Federal	$(35)	$10	$71
State and local	(2)	(4)	14
Foreign	7	1	12

	(30)	7	97

Deferred
Federal	186	101	31
State and local	19	7	3
Foreign	2	4	2

	207	112	36

Total income tax expense	$177	$119	$133

(1)	Adjusted for the change in inventory accounting method, as described in Note 2 to the financial statements.

A reconciliation of the difference between the U.S. statutory federal income tax rate and our effective income tax rate is shown in the following table.

	2009	2008(1)	2007(1)

U.S. statutory federal income tax rate	35.0%	35.0%	35.0%
Increase (decrease) in income tax rate
Foreign income taxed at various rates	(0.2)	(0.5)	0.5
State and local taxes on income, net of federal income tax benefit	2.3	(0.3)	3.0
Domestic production deduction	0.0	(0.1)	(1.3)
Research and experimentation credit	(0.2)	(0.1)	(0.3)
Income tax reserve increase	0.5	2.8	1.4
Income tax reserve decrease	(0.9)	(1.8)	(2.2)
Other	(0.1)	0.1	(0.8)

Effective income tax rate	36.4%	35.1%	35.5%

(1)	Adjusted for the change in inventory accounting method, as described in Note 2 to the financial statements.

Pactiv Corporation

Notes to Financial Statements — (Continued)

The components of our net deferred tax assets and liabilities are summarized in the following table.

	December 31
	2009	2008(1)
	(In millions)

Deferred tax assets
Tax loss carryforwards
Federal	$42	$15
State and local	3	—
Foreign	12	18
Tax Credits	15	5
Pensions(2)	240	412
Postretirement benefits	37	38
Benefits of ASC 740-10	11	11
Other items	29	14
Valuation allowance(3)	(35)	(33)

Total deferred tax assets	$354	$480

Deferred tax liabilities
Property and equipment	362	324

Total deferred tax liabilities	362	324

Net deferred tax (assets) liabilities	$8	$(156)

(1)	Adjusted for the change in inventory accounting method, as described in Note 2 to the financial statements.

(2)	Decrease mainly due to realized tax benefits from pension contributions.

(3)	Related to federal and foreign tax loss and tax credit carryforwards.

We had federal net operating loss carryforwards of $77 million as of December 31, 2009, which will expire in 2030 and federal capital loss carryforwards of $44 million as of December 31, 2009, which will expire in 2011. State net operating loss carryforwards of $3 million at December 31, 2009, will expire at various dates from 2015 to 2030. Foreign net operating loss carryforwards at December 31, 2009, totaled $47 million, and have an unlimited life.

We had federal tax credit carryforwards of $5 million, as of December 31, 2009, which will expire at various dates from 2017 to 2030. State tax credit carryforwards at December 31, 2009, totaled $13 million ($8 million, net of the federal benefit of state tax), of which $10 million will expire at various dates from 2011 to 2024, with the balance having an unlimited life. Foreign tax credit carryforwards of $2 million at December 31, 2009, will expire in 2019 and 2020.

The FASB issued certain provisions within ASC 740-10 “Income Taxes” which clarifies the application of prior authoritative guidance and was effective as of January 1, 2007. ASC 740-10 establishes a threshold condition that a tax position must meet for any part of the benefit of such a position to be recognized in the financial statements. In addition, ASC 740-10 provides guidance regarding measurement, derecognition, classification, and disclosure of tax positions.

Pactiv Corporation

Notes to Financial Statements — (Continued)

Changes in the balance of unrecognized income tax benefits are detailed below.

	2009	2008
	(In millions)

Balance at January 31	$57	$53
Increases related to prior year tax positions	20	12
Decreases related to prior year tax positions	(4)	(1)
Increases pertaining to current year tax positions	1	5
Settlements	(2)	(11)
Expiration of statute of limitations	(14)	(1)

Balance at December 31	$58	$57

The total amount of unrecognized income tax benefits that, if recognized, would favorably impact our effective tax rate for continuing operations in future periods was $50 million as of December 31, 2009. As of December 31, 2009, it is reasonably possible that the balance of unrecognized income tax benefits may increase or decrease during the following twelve months. However, it is not expected that any such changes would significantly affect, individually or in total, our operating results or financial condition.

It is our continuing practice to record accruals for interest and penalties related to income tax matters in income tax expense. Such accruals totaled $11 million as of December 31, 2009, and $10 million as of December 31, 2008. Expense recorded through December 31, 2009, for interest and penalties related to continuing operations was $3 million.

U.S. federal income tax returns filed for the years 2006 through 2008 are open for examination by the Internal Revenue Service. Various state, local, and foreign tax returns filed for the years 2002 through 2008 are open for examination by tax authorities in those jurisdictions.

Included in unrecognized income tax benefits at December 31, 2009, was $1 million related to discontinued operations, all of which, if recognized, would impact income from discontinued operations in future periods. In 2009, an income tax benefit of $15 million was recorded, which included the reversal of $2 million of interest and penalties as a result of the expiration of the 2005 tax year statute of limitations.

In connection with the adoption of ASC 718-10 “Compensation — Stock Compensation,” we elected to use the simplified method in calculating our additional paid-in capital pool upon adoption of ASC 718-10, as described in prior authoritative guidance. ASC 718-10 requires that tax deductions for compensation costs in excess of amounts recognized for accounting purposes be reported as cash flow from financing activities, rather than as cash flow from operating activities. Such “excess” amounts were $1 million in 2009, immaterial in 2008, and $23 million in 2007.

Note 11.	Common Stock

We have 350 million shares of common stock ($0.01 par value) authorized, of which 132,334,417 shares were issued and outstanding as of December 31, 2009.

Reserves

Reserved shares at December 31, 2009, were as follows:

(In thousands)

Thrift plans	860
2002 incentive compensation plan	15,151

Total	16,011

Pactiv Corporation

Notes to Financial Statements — (Continued)

Stock Plans

2002 Incentive Compensation Plan — In November 1999, we initiated a stock ownership plan that permits the granting of a variety of incentives, including common stock, restricted stock, performance shares, stock appreciation rights, and stock options, to directors, officers, and employees. In May 2002, the 1999 plan was succeeded by the 2002 plan, and all balances under the 1999 plan were transferred to the new plan, which remains in effect until amended or terminated. Under the 2002 plan, up to 27 million shares of common stock can be issued (including shares issued under the prior plan), of which 17 million were issued or granted as of December 31, 2009.

Restricted stock, performance share, and stock option awards generally require that, among other things, grantees remain with the company for certain periods of time. Performance shares granted under the plan vest upon the attainment of specified performance goals in the 3 years following the date of grant.

Changes in performance share balances were as follows:

Performance
Shares

Outstanding, December 31, 2007	2,058,968
Granted	655,850
Canceled	(128,089)
Paid	(867,663)

Outstanding, December 31, 2008	1,719,066
Granted	606,325
Canceled	(152,692)
Paid	(604,410)

Outstanding, December 31, 2009	1,568,289

Additional information related to performance shares is as follows:

	Weighted-Average
	Grant Date	Pretax
	Fair Value	Compensation	Associated Tax	Impact on
	per Share	Expense	Benefit	Net Income
	(In millions, except per share data)

2009	$20.10	$16	$6	$10
2008	28.31	16	6	10
2007	32.64	13	5	8

There was $20 million after tax of unamortized performance share expense at December 31, 2009, of which $8 million will be charged against net income in 2010 and $12 million in 2011.

Pactiv Corporation

Notes to Financial Statements — (Continued)

Summarized below are changes in stock option balances.

	Shares Under	Weighted-Average
	Option	Exercise Price

Outstanding, January 1, 2008	5,407,096	$22.69
Exercised	(559,703)	14.52
Canceled	(117,096)	32.81

Outstanding, December 31,2008	4,730,297	23.41

Exercisable, December 31,2008	4,730,297	23.41

Outstanding, January 1, 2009	4,730,297	23.41
Exercised	(429,190)	13.87
Canceled	(683,824)	37.88

Outstanding, December 31,2009	3,617,283	21.80

Exercisable, December 31,2009	3,617,283	21.80

Summarized below is information regarding stock options outstanding and exercisable at December 31, 2009.

	Outstanding Options
		Weighted-	Weighted-
		Average	Average
		Remaining	Exercise
Range of Exercise Price	Number	Contractual Life	Price

$7 to $12	153,691	0.8	$11.72
$13 to $21	2,040,042	2.9	18.51
$22 to $29	983,839	4.7	23.98
$30 to $37	263,671	8.0	32.86
$38 to $45	176,040	6.3	40.00

	3,617,283

See Note 2 for additional information regarding stock-based compensation accounting.

Employee 401(k) Plans — We have qualified 401(k) plans for employees, under which eligible participants may make contributions equal to a percentage of their annual salary. We matched a portion of such contributions with Pactiv common stock until February 2006. Effective March 2006, all matching contributions are in cash. The company or plan participants may contribute additional amounts in accordance with the plans’ terms. We incurred 401(k) plan expense of $10 million in 2009, 2008, and 2007.

Rabbi Trust — In November 1999, we established a rabbi trust and reserved 3,200,000 shares of Pactiv common stock for the trust. These shares were issued to the trust in January 2000. This trust is designed to assure the payment of deferred compensation and supplemental pension benefits. These shares are not considered outstanding for purposes of financial reporting.

Pactiv Corporation

Notes to Financial Statements — (Continued)

Earnings Per Share

Earnings from continuing operations per share of common stock outstanding were computed as follows:

	2009	2008(1)	2007(1)
	(In millions, except share and per share data)

Basic earnings per share
Income from continuing operations attributable to Pactiv	$308	$220	$243

Weighted-average number of shares of common stock outstanding	131,967,907	130,925,861	130,912,229

Basic earnings from continuing operations per share attributable to Pactiv	$2.33	$1.68	$1.85

Diluted earnings per share
Income from continuing operations attributable to Pactiv	$308	$220	$243

Weighted-average number of shares of common stock outstanding	131,967,907	130,925,861	130,912,229
Effect of dilutive securities
Stock options	328,072	648,682	1,149,964
Performance shares	1,175,068	897,216	805,085
Restricted shares	—	1,699	2,277

Weighted-average number of shares of common stock outstanding, including dilutive securities	133,471,047	132,473,458	132,869,555

Diluted earnings from continuing operations per share attributable to Pactiv	$2.31	$1.66	$1.83

(1)	Adjusted for the change in inventory accounting method, as described in Note 2 to the financial statements.

The following table summarizes annual repurchases of our common stock for 2007 through 2009.

	Number of	Average Price
	Shares	Paid per Share	Total Outlay
	(In millions)

2009	—	$—	$—
2008	75,218	$26.38	$2
2007	3,374,821	$32.14	$108

Note 12.	Preferred Stock

Pactiv has 50 million shares of preferred stock ($0.01 par value) authorized, none of which was issued at December 31, 2009.

Note 13.	Pension Plans and Other Postretirement Benefits

We have pension plans that cover the majority of our employees. Benefits are based on years of service and, for most salaried employees, final average compensation. Assets of our U.S. qualified plan consist principally of equity and fixed income securities.

We have postretirement health care and life insurance plans that cover certain of our salaried and hourly employees who retire in accordance with the various provisions of such plans. Benefits may be subject to

Pactiv Corporation

Notes to Financial Statements — (Continued)

deductibles, co-payments, and other limitations. These postretirement plans are not funded, and we reserve the right to change them.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 was enacted. Starting in 2006, this act expanded Medicare coverage, primarily by adding a prescription drug benefit for Medicare-eligible participants. The act provides employers currently sponsoring prescription drug programs for Medicare-eligible participants with a range of options to coordinate with the new government sponsored program to potentially reduce employers’ costs. These options include supplementing the government program on a secondary payor basis, or accepting a direct subsidy from the government to support a portion of the costs of employers’ programs.

Our plans currently provide prescription drug benefits that are coordinated with the related Medicare benefits. As a result, subsidies from Medicare for prescription drug benefits will average approximately $1.1 million per year.

Effective December 31, 2006, we adopted the recognition and disclosure provisions of ASC 715-10. See Note 2.

During 2009 we contributed $550 million pretax to the plan and plan assets earned a return of approximately 26%. As of December 31, 2009, our U.S. pension plan was 94% funded on an Employee Retirement Income Security Act (ERISA) basis, which determines the minimum funding requirements for the plan. As long as our funded ratio is above 60%, there is no meaningful impact on us or to the plan. We do not expect to make additional sizeable contributions to the plan for the foreseeable future.

Pactiv Corporation

Notes to Financial Statements — (Continued)

Financial data pertaining to our pension and postretirement benefit plans is shown on the following tables.

	Pension Plans		Postretirement Plans
	2009	2008	2009	2008
		(In millions)

Changes in projected benefit obligations(1)
Benefit obligations at beginning of year	$3,707	$3,907	$73	$85
Currency rate conversion	1	(5)	—	—
Service cost of benefits earned	15	20	1	1
Interest cost of benefit obligations	240	300	4	7
Actuarial (gains) losses	403	(166)	(5)	(13)
Benefits paid	(282)	(350)	(11)	(15)
Participant contributions	—	—	5	7
Plan amendments	—	1	—	—
Medicare Part D reimbursement	—	—	1	1

Projected benefit obligations at December 31	$4,084	$3,707	$68	$73

Changes in fair value of plan assets(1)
Fair value at beginning of year	$2,506	$3,920	$—	$—
Currency rate conversion	2	(6)	—	—
Actual return on plan assets	665	(1,069)	—	—
Employer contributions	556	11	6	8
Participant contributions	—	—	5	7
Benefits paid	(282)	(350)	(11)	(15)

Fair value of plan assets at December 31	$3,447	$2,506	$—	$—

Development of amounts recognized in the statement of financial position
Funded status at December 31	$(637)	$(1,201)	$(68)	$(73)

Amounts recognized in the statement of financial position
Noncurrent assets	$2	$5	$—	$—
Current liabilities	(8)	(8)	(6)	(7)
Noncurrent liabilities	(631)	(1,198)	(62)	(66)

Net asset (liability) at December 31	$(637)	$(1,201)	$(68)	$(73)

Pretax amounts recognized in accumulated other comprehensive income (loss) at December 31
Net actuarial gains (losses)	$(2,751)	$(2,722)	$2	$(2)
Prior service credit costs	2	2	(1)	(1)

	$(2,749)	$(2,720)	$1	$(3)

Other changes in plan assets and projected benefit obligations recognized in other comprehensive income (loss) during year
Net actuarial gains (losses)	$(79)		$5
Amortization of net actuarial gains	51		—
Prior service costs	—		—
Amortization of prior service costs	—		(1)

Total other comprehensive income (loss)	$(28)		$4

Pactiv Corporation

Notes to Financial Statements — (Continued)

	Pension	Postretirement
	Plans	Plans

Effect of amortization of net actuarial losses and prior service credits on 2010 net periodic benefit income (expense)
Net actuarial gains (losses)	$75	$—
Prior service costs	—	—

	$75	$—

(1)	For 2008, the change in benefit obligation and plan assets are for the period beginning October 1, 2007 and ending December 31, 2008, including amounts recorded in the statement of income and in “other comprehensive income” in 2008.

Benefit payments expected to be made under the pension and postretirement benefit plans over the next 10 years are summarized in the following table.

		Postretirement
		Plans, Net of
		Expected
	Pension Plans	Medicare Subsidy
	(In millions)

2010	$297	$5
2011	296	5
2012	300	5
2013	304	4
2014	318	4
2015-2019	1,522	23

We expect to contribute $15 million to our pension and post retirement plans in 2010.

The impact of pension plans on pretax income from continuing operations was as follows:

	2009	2008	2007
	(In millions)

Components of net periodic benefit income (expense)
Service cost of benefits earned	$(15)	$(16)	$(18)
Interest cost of benefit obligations	(240)	(240)	(228)
Expected return on plan assets	342	349	344
Amortization of:
Unrecognized net actuarial losses	(50)	(44)	(47)
Unrecognized prior service costs	—	—	—
Additional cost due to ASC 715-20(1)	(1)	—	(1)

Total net periodic benefit income (expense)	$36	$49	$50

(1)	ASC 715-20, “Compensation — Retirement Benefits, Defined Benefit Plans.”

In 2009, our nonqualified and foreign plans had net periodic benefit expense of $12 million.

Pactiv Corporation

Notes to Financial Statements — (Continued)

Pension plan actuarial assumptions used to determine projected benefit obligations are as follows:

	December 31,	December 31,	September 30,
	2009	2008	2007

Actuarial assumptions
Discount rate	5.75%	6.74%	6.39%
Compensation increases	4.00	4.00	4.00
Return on assets	9.00	9.00	9.00

The net periodic benefit income for 2009 was determined using the assumptions listed for 2008.

For all of our worldwide pension plans, accumulated benefit obligations totaled $4.045 billion in 2009 and $3.677 billion in 2008.

Pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	December 31,	December 31,
	2009	2008
	(In millions)

Projected benefit obligations	$4,067	$3,695
Accumulated benefit obligations	4,029	3,665
Fair value of plan assets	3,428	2,490

The discount rate assumption for our U.S. qualified plan is based on the composite yield of a portfolio of high quality corporate bonds constructed with durations to match the plan’s future benefit obligations. A one-percentage-point change in the discount rate impacts the projected benefit obligation by approximately $360 million.

Plan Assets

In developing the assumption for the return on pension plan assets, we receive independent input on asset allocation strategies, projections regarding long-term rates of return on various asset classes, risk free rates of return, and long-term inflation rates. Since 1976, our U.S. qualified pension plan’s annual rate of return on assets has averaged 10%. At December 31, 2009, the percentage of pension plan assets invested in equity and fixed income securities was approximately 72% and 28%, respectively. The investment policy of the pension plan is to achieve a rate of return sufficient to meet the immediate and long-term benefit obligations of the plan. The investment strategy seeks to maximize long-term return within an acceptable level of risk by balancing investments in assets with higher expected rates of return such as equity securities and assets with lower expected volatility such as fixed-income securities. Risk tolerances are based on careful consideration of plan liabilities, plan funded status, and the company’s financial condition. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements, and periodic asset/liability studies. The plan generally maintains an asset allocation of approximately 70% in equities and 30% in fixed income securities. Equity investments include U.S. and non-U.S. stocks, as well as growth, value, and small and large capitalization stocks. Other equity like asset classes, such as private equity investments, are used to enhance long-term returns, while increasing portfolio diversification. Fixed-income investments include corporate bonds, government bonds, asset backed securities (including mortgages), and cash. After considering all of these factors, we concluded that a 9% rate of return on assets assumption for our U.S. plan was appropriate for 2009 and 2008.

The majority of the pension plan assets are invested in equities of which a substantial portion is invested in U.S. equities. A broad-based decline in equity values around the world or a general decline in U.S. equity values would have a significant adverse effect on the pension plan. The plan also has a large holding of bonds that pay a fixed rate of interest. A material increase in interest rates would reduce the value these bonds.

Pactiv Corporation

Notes to Financial Statements — (Continued)

The fair values of pension plan assets at December 31, 2009, by asset category are as follows:

		Fair Value Measurements at December 31, 2009
		Quoted Prices in	Significant	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Asset Category	Total	(Level 1)	(Level 2)	(Level 3)
	(In millions)

Cash and cash equivalents	$92	$—	$92	$—
Equity securities:
Common collective funds(a)	664	—	664	—
International companies	31	31	—	—
US large cap companies	1,251	1,251	—	—
US mid cap companies	360	360	—	—
US small cap companies	122	122	—	—
Fixed income securities:
Common collective funds	4	—	4	—
Corporate bonds	61	—	61	—
Corporate bonds (S&P rating of A or higher)	325	—	325	—
Corporate bonds (S&P rating of lower than A)	328	—	328	—
Government securities	151	—	151	—
Mortgage backed securities	7	—	7	—
Other fixed income(b)	20	—	20	—
Other investments
Common collective funds	1	—	1	—
Private equity funds(c)	30	—	—	30

Total	$3,447	$1,764	$1,653	$30

(a)	This asset category includes funds that invest in international companies including companies from countries classified as Emerging Markets by MSCI.

(b)	This asset category includes municipal bonds.

(c)	This asset category includes venture capital funds.

Pactiv Corporation

Notes to Financial Statements — (Continued)

The change in the fair value of pension plan assets using Level 3 or significant unobservable inputs during the year ended December 31, 2009, is detailed in the table below.

	Fair Value
	Measurements Using
	Significant Unobservable
	Inputs
	Private Equity
	Funds	Total
	(In millions)

Beginning balance at December 31, 2008	$36	$36
Actual return on plan assets:
Relating to assets still held at the reporting date	(9)	(9)
Relating to assets sold during the period	(1)	(1)
Purchases, sales, and settlements	4	4
Transfers in and/or out of Level 3	—	—

Ending balance at December 31, 2009	$30	$30

We use a market-related method for calculating the value of plan assets. This method recognizes the difference between actual and expected returns on plan assets over time. The market-related value of plan assets (MRVA) as of January 1, 2010, is $4.191 billion. Each year, the expected gain on plan assets (MRVA multiplied by the expected rate of return) is compared with the change in fair market value of assets (adjusted for pension benefit payments and expenses) during the year to determine the asset gain or loss for the year just ended.

The asset gain or loss for the year just ended is amortized over five years to the pool of amortizable actuarial gains or losses accumulated from prior years. Also added to the amortizable pool are all other actuarial gains or losses, which have occurred during the year just ended. The pool is amortized using the “corridor approach” in ASC 715-20. The corridor amount is 10% of the greater of the MRVA or the pension benefit obligation. The amount of actuarial gains or losses to be amortized as a component of pension income is the amount of the pool in excess of the corridor amount. The accumulated pool of amortizable losses as of January 1, 2010, was $1.543 billion. The amortization period is determined by the weighted-average of the life expectancy of inactive plan participants and the remaining service expectancy of active plan participants. As of January 1, 2010, this weighted average is 21.2 years.

The impact of postretirement benefit plans, other than pensions, on pretax income from continuing operations was as follows:

	2009	2008	2007
	(In millions)

Service cost of benefits earned	$1	$1	$1
Interest cost of benefit obligations	4	5	5
Prior service costs	(1)	(1)	(1)
Losses	—	1	2

Total postretirement benefit plan costs	$4	$6	$7

Pactiv Corporation

Notes to Financial Statements — (Continued)

Actuarial assumptions used to determine postretirement benefit obligations were as follows:

	December 31,	December 31,	September 30,
	2009	2008	2007

Actuarial assumptions
Health care cost inflation(1)
Prior to age 65	8.5%	8.5%	8.6%
After age 65	8.0	8.0	9.8
Discount rate	5.75	6.74	6.39

(1)	Assumed to decline to 5% in 2017.

A one percentage-point change in assumed health-care cost inflation would have the following effects:

	1% Increase	1% Decrease
	(In millions)

Effect on total service and interest costs	$—	$—
Effect on postretirement benefit obligations	2	(2)

We contributed $6 million and $8 million in 2009 and 2008, respectively, to fund postretirement medical plan obligations. We expect to contribute $6 million to fund our postretirement medical plan obligations in 2010.

Note 14.	Segment and Geographic Area Information

Our three reporting segments are Consumer Products, Foodservice/Food Packaging, and Other. See Note 1 for additional details.

Products are transferred between segments and among geographic areas, as nearly as possible, using market value. Wal-Mart Stores, Inc., accounted for approximately 21% of our consolidated sales in 2009 and 2008. These sales were reflected primarily in the results of the Consumer Products segment and, to a lesser extent, in the results of the Foodservice/Food Packaging segment. Our backlog of orders is not material.

Pactiv Corporation

Notes to Financial Statements — (Continued)

The following table sets forth certain segment information.

	Consumer	Foodservice/
	Products	Food Packaging	Other		Total
	(In millions)

For the year ended December 31, 2009
Sales to external customers	$1,285	$2,075	$—		$3,360
Depreciation and amortization	63	114	7		184
Operating income (loss)	297	300	(18	)(b)	579
Total assets	1,270	2,122	182		3,574
Capital expenditures related to continuing operations	13	92	6		111
Noncash items other than depreciation and amortization	—	—	(20	)(c)	(20)
For the year ended December 31, 2008
Sales to external customers	$1,342	$2,225	$—		$3,567
Depreciation and amortization	63	112	7		182
Operating income (loss)(d)	207	234	3	(b)	444 (a)
Total assets(d)	1,326	2,102	333		3,761
Capital expenditures related to continuing operations	25	105	6		136
Noncash items other than depreciation and amortization	—	—	(33	)(c)	(33)
For the year ended December 31, 2007
Sales to external customers	$1,221	$2,032	$—		$3,253
Depreciation and amortization	62	97	7		166
Operating income (loss)(d)	226	245	(2	)(b)	469
Total assets(d)	1,365	2,159	274		3,798
Capital expenditures related to continuing operations	16	129	6		151
Noncash items other than depreciation and amortization	—	—	(41	)(c)	(41)

(a)	Included restructuring and other charges of $16 million in 2008 ($5 million for Consumer Products, $10 million for Foodservice/Food Packaging, and $1 million for Other).

(b)	Included pension plan income and unallocated corporate expense.

(c)	Included pension plan income and stock-based compensation expense.

(d)	Adjusted for the change in inventory accounting method, as described in Note 2 to the financial statements.

Pactiv Corporation

Notes to Financial Statements — (Continued)

The following table sets forth certain geographic area information.

	Geographic Area
	United
	States	Foreign(1)	Total
	(In millions)

At December 31, 2009, and for the year then ended
Sales to external customers(2)	$3,054	$307	$3,360
Long-lived assets(3)	1,131	103	1,234
Total assets	3,266	307	3,574
At December 31, 2008, and for the year then ended
Sales to external customers(2)	$3,240	$327	$3,567
Long-lived assets(3)	1,172	107	1,279
Total assets(4)	3,470	292	3,761
At December 31, 2007, and for the year then ended
Sales to external customers(2)	$2,946	$307	$3,253
Long-lived assets(3)	1,301	121	1,422
Total assets(4)	3,461	337	3,798

(1)	Sales to external customers and long-lived assets for individual countries (primarily Germany, Canada, and Mexico) were not material.

(2)	Geographic assignment is based on location of selling business.

(3)	Long-lived assets include all long-term assets other than net assets of discontinued operations, goodwill, intangibles, and deferred taxes.

(4)	Adjusted for the change in inventory accounting method, as described in Note 2 to the financial statements.

Note 15.	Commitments and Contingencies

Capital Commitments

Commitments for authorized capital expenditures totaled approximately $61 million at December 31, 2009. It is anticipated that the majority of these expenditures will be funded over the next 12 months from existing cash and short-term investments and internally generated cash.

Lease Commitments

Certain of our facilities, equipment, and other assets are leased under long-term arrangements. Minimum lease payments under noncancelable operating leases with lease terms in excess of 1 year are expected to total $30 million in 2010, $24 million in 2011, $19 million in 2012, $13 million in 2013, $10 million in 2014, and $40 million in subsequent years.

Commitments under capital leases are not significant. Total rental costs for continuing operations totaled $37 million in 2009, $35 million in 2008, and $31 million in 2007, and included minimum rentals under noncancelable operating leases of $37 million, $35 million, and $31 million for the respective periods.

Litigation

We are party to other legal proceedings arising from our operations. We establish reserves for claims and proceedings when it is probable that liabilities exist and where reasonable estimates of such liabilities can be made. While it is not possible to predict the outcome of any of these matters, based on our assessment of the

Pactiv Corporation

Notes to Financial Statements — (Continued)

facts and circumstances now known, we do not believe that any of these matters, individually or in the aggregate, will have a material adverse effect on our financial position. However, actual outcomes may be different from those expected and could have a material effect on our results of operations or cash flows in a particular period.

Environmental Matters

We are subject to a variety of environmental and pollution control laws and regulations. From time to time, we identify costs or liabilities arising from compliance with environmental laws and regulations. When related liabilities are probable and can be reasonably estimated, we establish appropriate reserves. Estimated liabilities may change as additional information becomes available. We appropriately adjust our reserves as new information on possible clean-up costs, expense and effectiveness of alternative clean-up methods and other potential liabilities is received. We do not expect that any additional liabilities recorded as a result of the availability of new information will have a material adverse effect on our financial position. However, such costs could have a material effect on our results of operations or cash flows in a particular period.

Note 16.	Quarterly Financial Data (Unaudited)

				Amounts Attributable to Pactiv
					Income (Loss)
				Income From	From
		Cost of	Restructuring	Continuing	Discontinued
	Sales	Sales(1)	and Other	Operations(1)	Operations	Net Income(1)
	(In millions)

2009
First quarter	$766	$495	$—	$77	$—	$77
Second quarter	901	601	—	81	(1)	80
Third quarter	839	562	—	79	15	94
Fourth quarter	854	583	—	71	1	72

	$3,360	$2,241	$—	$308	$15	$323

2008
First quarter	$808	$585	$14	$43	$(1)	$42
Second quarter	951	706	2	63	(3)	60
Third quarter	925	700	(2)	59	—	59
Fourth quarter	883	647	2	55	—	55

	$3,567	$2,638	$16	$220	$(4)	$216

(1)	First quarter 2009 through third quarter 2009 and all four quarters of 2008 have been adjusted for the change in inventory accounting method.

Pactiv Corporation

Notes to Financial Statements — (Continued)

	Attributable to Pactiv Common Shareholders(1)
	Basic Earnings per Share of			Diluted Earnings per Share of
	Common Stock			Common Stock
	Continuing	Discontinued	Net	Continuing	Discontinued	Net	Stock Price/Share
	Operations	Operations	Income	Operations	Operations	Income	High	Low

2009
First quarter	$0.58	$—	$0.58	$0.58	$—	$0.58	$25.31	$10.62
Second quarter	0.61	(0.01)	0.60	0.61	(0.01)	0.60	23.52	14.01
Third quarter	0.60	0.12	0.72	0.59	0.11	0.70	26.81	20.04
Fourth quarter	0.54	0.01	0.55	0.53	0.01	0.54	27.71	22.27
Total year	2.33	0.12	2.45	2.31	0.11	2.42	27.71	10.62
2008
First quarter	$0.32	$—	$0.32	$0.32	$—	$0.32	$29.52	$23.00
Second quarter	0.49	(0.03)	0.46	0.48	(0.03)	0.45	27.34	20.82
Third quarter	0.45	—	0.45	0.45	—	0.45	28.49	18.98
Fourth quarter	0.42	—	0.42	0.41	—	0.41	26.95	20.44
Total year	1.68	(0.03)	1.65	1.66	(0.03)	1.63	29.52	18.98

(1)	The sum of amounts shown for individual quarters may not equal the total for the year because of changes in the weighted-average number of shares outstanding throughout the year. First quarter 2009 through third quarter 2009 and the full year 2008 have been adjusted for the change in inventory accounting method.

The following tables present the changes to the interim quarters of 2009 for the change in inventory accounting method, as described in Note 2 to the financial statements.

	Three Months Ended				Three Months Ended
	September 30, 2009		Three Months Ended June 30, 2009		March 31, 2009
	As Originally		As Originally		As Originally
	Reported	As Adjusted	Reported	As Adjusted	Reported	As Adjusted
	(In millions)

Cost of Sales, excluding depreciation and amortization	$573	$562	$575	$601	$473	$495
Operating income	137	148	179	153	167	145
Income tax expense	41	45	59	49	53	45
Income from continuing operations	73	80	97	81	91	77
Net income attributable to Pactiv	87	94	96	80	91	77
Earnings (loss) per share of common stock:
Basic	$0.67	$0.72	$0.72	$0.60	$0.69	$0.58
Diluted	$0.65	$0.70	$0.72	$0.60	$0.69	$0.58

	Nine Months Ended		Six Months Ended		Three Months Ended
	September 30, 2009		June 30, 2009		March 31, 2009
	As Originally		As Originally		As Originally
	Reported	As Adjusted	Reported	As Adjusted	Reported	As Adjusted
	(In millions)

Net income	$275	$252	$187	$157	$91	$77
Deferred income taxes	114	100	52	34	20	11
Net working capital(1)	92	129	91	139	67	90

(1)	Impacts the (increase) decrease in inventories

Pactiv Corporation

Notes to Financial Statements — (Continued)

	Three Months Ended		Three Months Ended		Three Months Ended
	September 30, 2009		June 30, 2009		March 31, 2009
	As Originally		As Originally		As Originally
	Reported	As Adjusted	Reported	As Adjusted	Reported	As Adjusted
	(In millions)

Operating income (loss)
Consumer Products	$72	$80	$94	$80	$74	$63
Foodservice/Food Packaging	70	73	89	77	95	84
Other	(5)	(5)	(4)	(4)	(2)	(2)

Total operating income (loss)	$137	$148	$179	$153	$167	$145

	Nine Months Ended		Six Months Ended		Three Months Ended
	September 30, 2009		June 30, 2009		March 31, 2009
	As Originally		As Originally		As Originally
	Reported	As Adjusted	Reported	As Adjusted	Reported	As Adjusted
	(In millions)

Total assets
Consumer Products	$1,248	$1,250	$1,280	$1,275	$1,240	$1,249
Foodservice/Food Packaging	2,099	2,111	2,122	2,130	2,115	2,135
Other	216	211	397	396	365	354

Total assets	$3,563	$3,572	$3,799	$3,801	$3,720	$3,738

Note 17.	Noncontrolling Interests

The FASB issued ASC 810-10-45, “Consolidation” which was effective for fiscal years, and interim periods within such fiscal years, beginning on or after December 15, 2008. ASC 810-10-45 requires that noncontrolling (minority) interests be recognized as equity (but separate from the parent’s equity) in consolidated financial statements, and that net earnings related to noncontrolling interests be included in consolidated net income, but identified separately on the face of the income statement. ASC 810-10-45 also amends prior authoritative guidance, and expands disclosure requirements regarding the interests of parents and noncontrolling interests. In order to meet the ASC 810-10-45 disclosure requirements upon adoption, we have added a statement of shareholders’ equity and a statement of comprehensive income (loss) to our interim reporting.

ASC 810-10-45 also requires disclosure of the effects of any changes in a parent’s ownership interest in a subsidiary on the equity attributable to the parent. In January 2007, we purchased an additional 1% interest in a folding carton operation in Dongguan, China. This brought our interest to 51%, requiring us to include the joint venture in our consolidated financial statements. There were no changes in ownership interest in our subsidiaries in 2009 or 2008, and the effect in 2007 of the additional 1% interest in Dongguan, China had an immaterial impact on the equity attributable to Pactiv.

The preceding notes are an integral part of the foregoing financial statements.

Pactiv Corporation

Notes to Financial Statements — (Continued)

Note 18.	Guarantor.

Certain subsidiaries of Pactiv have entered into guarantee and security arrangements in connection with indebtedness entered into by RGHL and its subsidiaries and affiliates in connection with the acquisition of Pactiv by RGHL as described in Note 1. In accordance with SEC regulation S-X Rule 3-10 disclosure requirements, the following condensed consolidating financial information presents:

(1) The condensed consolidating statements of financial position as of December 31, 2009 and the related statements of income and cash flow for the year ended December 31, 2009 of (a) Pactiv Corporation (the “Parent”), (b) the other guarantor subsidiaries, (c) the non-guarantor subsidiaries and (d) Pactiv Corporation on a consolidated basis.

(2) The eliminating entries necessary to consolidate the Parent with the other guarantor subsidiaries and the non-guarantor subsidiaries.

Each guarantor subsidiary is 100% owned by Pactiv Corporation. The notes issued by RGHL are fully and unconditionally guaranteed to the extent permitted by law and subject to certain customary guarantee release provisions set forth in the indentures or other documents governing such notes on a joint and several basis by each guarantor subsidiary. Provided below are condensed statements of income, financial position, and cash flows of Pactiv Corporation and the condensed statements of income, financial position and cash flows of the guarantor and non-guarantor subsidiaries. They have been prepared under the accounting policies of Pactiv Corporation. The guarantor subsidiaries and non-guarantor subsidiaries are each presented on a combined basis. The principle eliminating entries eliminate investments in subsidiaries and intercompany balances and transactions.

Pactiv Corporation

Notes to Financial Statements — (Continued)

Condensed Consolidating Statement of Income
For the year ended December 31, 2009

		Guarantor	Non-Guarantor
	Parent	Entities	Entities	Eliminations	Consolidated
	(In millions)

Sales	$—	$3,306	$54	$—	$3,360
Cost of sales	—	(2,199)	(42)	—	(2,241)
Selling, general, and administrative	(46)	(298)	(5)	—	(349)
Depreciation and amortization	(7)	(175)	(2)	—	(184)
Other	(2)	(5)	—	—	(7)

Operating income (loss)	(55)	629	5	—	579
Interest (expense) income	(96)	3	—	—	(93)
Share of equity earnings of subsidiaries, net of tax	404	—	—	(404)	—

Income (loss) before income taxes	253	632	5	(404)	486
Income tax expense	55	(230)	(2)	—	(177)

Income (loss) from continuing operations	308	402	3	(404)	309
Discontinued operations, net of tax	15	—	—	—	15

Net income	323	402	3	(404)	324
Less : Net income attributable to the noncontrolling interest	—	—	(1)	—	(1)

Net income attributable to Pactiv	$323	$402	$2	$(404)	$323

Pactiv Corporation

Notes to Financial Statements — (Continued)

Condensed Consolidating Statement of Financial Position
December 31, 2009

		Guarantor	Non-Guarantor
	Parent	Entities	Entities	Eliminations	Consolidated
	(In millions)

Assets
Cash and temporary cash investments	$5	$26	$15	$—	$46
Accounts and notes receivable	29	285	14	—	328
Inventories	—	383	7	—	390
Intercompany accounts	22	70	1	(93)	—
Deferred income tax assets	53	—	—	—	53
Other	6	9	—	—	15

Total current	115	773	37	(93)	832
Property, plant, and equipment, net	53	1,107	12	—	1,172
Goodwill	—	1,135	—	—	1,135
Intangible assets, net	—	371	1	—	372
Investments in affiliates & intercompany accounts	2,272	(1)	2	(2,271)	2
Other	41	20	—	—	61

Total other assets	2,313	1,525	3	(2,271)	1,570

Total assets	$2,481	$3,405	$52	$(2,364)	$3,574

Liabilities and Equity
Short-term debt, including current maturities of long-term debt	$—	$5	$—	$—	$5
Accounts payable	3	137	4	—	144
Short-term borrowings-affiliates	11	(9)	9	(11)	—
Intercompany accounts	—	70	3	(73)	—
Other liabilities	87	180	1	—	268

Total current liabilities	101	383	17	(84)	417
Long-term debt	1,270	—	—	—	1,270
Deferred income taxes	—	62	(1)	—	61
Intercompany accounts	—	25	—	(25)	—
Pension and postretirement benefits	—	694	—	—	694
Other	116	4	—	—	120
Noncurrent liabilities related to discontinued operations	9	—	2	—	11
Total Pactiv shareholders’ equity	985	2,237	18	(2,255)	985
Noncontrolling interest	—	—	16	—	16

Total equity	985	2,237	34	(2,255)	1,001

Total liabilities and equity	$2,481	$3,405	$52	$(2,364)	$3,574

Pactiv Corporation

Notes to Financial Statements — (Continued)

Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2009

		Guarantor	Non-Guarantor
	Parent	Entities	Entities	Eliminations	Consolidated
	(In millions)

Cash provided (used) by operating activities	$—	$176	$(4)	$(11)	$161
Cash provided (used) by investing activities	(25)	(91)	—	(13)	(129)
Included in investing activities:
Expenditures for property, plant, and equipment	(5)	(106)	—	—	(111)
Acquisitions of business and assets	(20)	—	—	—	(20)
Other investing activities	—	15	—	(13)	2
Cash provided (used) by financing activities	28	(117)	(1)	24	(66)
Included in financing activities:
Issuance of common stock	6	—	—	—	6
Revolving credit facility payment	(70)	—	—	—	(70)
Intercompany borrowings/loans	95	(95)	—	—	—
Dividends paid to noncontrolling interest	(3)	(22)	—	24	(1)
Other	—	—	(1)	—	(1)

Increase (decrease) in cash and temporary cash investments	3	(32)	(5)	—	(34)
Cash and temporary cash investments, January 1, 2009	2	58	20	—	80

Cash and temporary investments, December 31, 2009	$5	$26	$15	$—	$46

Pactiv Corporation

Notes to Financial Statements — (Continued)

Note 19.	Reserve Roll Forward

Activity in certain key reserves is as follows.

Valuation and Qualifying Accounts (In millions)

Column A	Column B	Column C		Column D	Column E
		Additions
		Charged to	Charged to
	Balance at	(reversed	(reversed		Balance
	beginning	from) costs	from) other		at end of
Description	of year	and expenses	accounts	Deductions	Year

Allowance for doubtful accounts
Year ended December 31, 2009	$7	$1	$(2)	$—	$6
Year ended December 31, 2008	6	6	(5)	—	7
Year ended December 31, 2007	9	(1)	(2)	—	6
Inventory valuation
Year ended December 31, 2009	$5	$3	$—	$—	$8
Year ended December 31, 2008(1)	4	1	—	—	5
Year ended December 31, 2007(1)	6	(2)	—	—	4
Deferred tax asset valuation
Year ended December 31, 2009	$33	$2	$—	$—	$35
Year ended December 31, 2008	40	(4)	(3)	—	33
Year ended December 31, 2007	42	(5)	3	—	40

(1)	Adjusted for the change in inventory accounting method, as described in Note 2 to the financial statements.

Dopaco

Combined financial statements

May 1, 2011, December 26, 2010 and December 27, 2009

(in thousands of US dollars)

Report of Independent Registered Public Accounting Firm

To the Management of
Reynolds Group Holdings Limited

We have audited the accompanying carve-out combined balance sheets of Dopaco as of May 1, 2011 and December 26, 2010, and the related carve-out combined statements of earnings, comprehensive income, invested equity and cash flows for the 126-day period ended May 1, 2011 and for the years ended December 26, 2010 and December 27, 2009. These carve-out combined financial statements are the responsibility of Dopaco’s management. Our responsibility is to express an opinion on these carve-out combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the carve-out combined financial statements referred to above present fairly, in all material respects, the financial position of Dopaco as of May 1, 2011 and December 26, 2010, and the results of its operations and its cash flows for the 126-day period ended May 1, 2011 and for the years ended December 26, 2010 and December 27, 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/  PricewaterhouseCoopers LLP1

Montreal, Canada
July 8, 2011

1 Chartered accountant auditor permit No. 19653

Dopaco

Combined Balance Sheets

		As of May 1,	As of December 26,
		2011	2010
	Note	$	$
		(In thousands of US dollars)

Assets
Current assets
Cash		29	28
Receivables	4	33,022	33,919
Inventories	5	54,034	60,006
Prepaid expenses		2,876	2,399
Deferred income tax asset		5,354	5,740

		95,315	102,092
Investment in significantly influenced company	17	2,177	2,215
Property, plant and equipment	6	152,177	157,627
Customer relationships and client lists	7	15,775	15,998
Goodwill	8	20,371	20,066
Deferred income tax asset	11	11,076	7,258
Other long-term assets		2,088	2,071

		298,979	307,327

Liabilities and Invested Equity
Current liabilities
Accounts payable and accrued liabilities
— Third parties	9	35,406	35,031
— Related parties	9,16	2,644	2,089
Income taxes payable		978	559

		39,028	37,679
Other long-term liabilities	10	15,373	13,506
Deferred income tax liability	11	43,550	46,535

		97,951	97,720

Commitments and contingencies	13
Invested equity
Owner’s net investment		187,956	204,139
Accumulated other comprehensive income	15	13,072	5,468

		201,028	209,607

		298,979	307,327

The accompanying notes are an integral part of these combined financial statements.

Dopaco

Combined Statements of Earnings

			For the
			126-Day	For the	For the
			Period Ended	Year Ended	Year Ended
			May 1,	December 26,	December 27,
			2011	2010	2009
	Note		$	$	$
			(In thousands of US dollars)

Sales			152,510	456,211	449,351

Cost of sales and expenses
Cost of sales
— Third parties			118,589	349,439	344,215
— Related parties	16		14,153	41,225	44,740
Selling and administrative expenses
— Third parties			14,260	32,000	32,788
— Related parties	16		140	599	627
Other operating expenses (net)	13	(b)	50	7,183	759

			147,192	430,446	423,129

Operating income			5,318	25,765	26,222

Interest income			22	41	140
Foreign exchange gain			134	394	982

			156	435	1,122

Earnings before income taxes			5,474	26,200	27,344
Provision for income taxes	11		516	659	3,658
Share of results of significantly influenced company	17		121	571	207

Net earnings for the period			5,079	26,112	23,893

The accompanying notes are an integral part of these combined financial statements.

Dopaco

Combined Statements of Comprehensive Income

			For the
			126-Day	For the	For the
			Period Ended	Year Ended	Year Ended
			May 1,	December 26,	December 27,
			2011	2010	2009
	Note		$	$	$
			(In thousands of US dollars)

Net earnings for the period			5,079	26,112	23,893

Change in foreign currency translation adjustment of foreign operations			6,556	3,091	9,943
Actuarial gain on employee future benefits, net of taxes	12	(e)	1,048	258	2,991

Other comprehensive income			7,604	3,349	12,934

Comprehensive income for the period			12,683	29,461	36,827

The accompanying notes are an integral part of these combined financial statements.

Dopaco

Combined Statements of Invested Equity

		Accumulated
		other	Total
	Owner’s net	comprehensive	invested
	investment	income (loss)	equity
	$	$	$
	(In thousands of US dollars)

Balance — December 28, 2008	220,681	(10,815)	209,866
Net earnings for the year	23,893	—	23,893
Net transfer to Owner	(33,337)	—	(33,337)
Other comprehensive income	—	12,934	12,934

Balance — December 27, 2009	211,237	2,119	213,356
Net earnings for the year	26,112	—	26,112
Net transfer to Owner	(33,210)	—	(33,210)
Other comprehensive income	—	3,349	3,349

Balance — December 26, 2010	204,139	5,468	209,607
Net earnings for the period	5,079	—	5,079
Net transfer to Owner	(21,262)	—	(21,262)
Other comprehensive income	—	7,604	7,604

Balance — May 1, 2011	187,956	13,072	201,028

The accompanying notes are an integral part of these combined financial statements.

Dopaco

Combined Statements of Cash Flows

	For the
	126-Day	For the	For the
	Period Ended	Year Ended	Year Ended
	May 1,	December 26,	December 27,
	2011	2010	2009
	$	$	$
	(In thousands of US dollars)

Operating activities
Net earnings for the period	5,079	26,112	23,893
Adjustments to reconcile net earnings to cash flows from operations
Depreciation and amortization	8,021	23,613	21,767
Share of results of significantly influenced company	(121)	(571)	(207)
Deferred income taxes	(6,170)	(6,043)	524
Other	3,222	1,555	(2,967)
Changes in current assets and liabilities
Receivables	1,349	(3,264)	694
Inventories	6,499	(1,121)	7,688
Prepaid expenses	(467)	(398)	1,655
Income taxes	358	558	367
Accounts payable and accrued liabilities
— Third parties	65	2,624	2,066
— Related parties	555	(208)	(233)

Net cash provided by operations	18,390	42,857	55,247

Investing activities
Additions to property, plant and equipment	(1,532)	(12,252)	(27,556)
Other	145	596	464

Net cash used in investing activities	(1,387)	(11,656)	(27,092)

Financing activities
Net transfer to Owner	(17,002)	(31,206)	(28,069)

Net cash used in financing activities	(17,002)	(31,206)	(28,069)

Net change in cash	1	(5)	86
Cash — Beginning of period	28	33	(53)

Cash — End of period	29	28	33

Supplemental disclosure
Income taxes received	—	—	388

The accompanying notes are an integral part of these combined financial statements.

Dopaco

Notes to combined financial statements
May 1, 2011, December 26, 2010 and December 27, 2009

(In thousands of US dollars)

1	Nature of activities

Description of business

On May 2, 2011, Cascades Inc., through its wholly owned subsidiary Cascades USA Inc. (“Cascades USA”), (together, the “Owner”) completed the sale of Dopaco Inc. and Dopaco Canada Inc. (together “Dopaco”) to Reynolds Group Holdings Limited. Dopaco manufactures and supplies packaging, including cups and lids, for the quick service restaurant and food service industries in North America. These combined financial statements have been prepared in connection with this sale, and present the carve-out historical combined financial position, results of operations and cash flows of Dopaco as if it operated on a stand-alone basis subject to the Owner’s control.

Dopaco ceased to be a guarantor of the Owner’s external Senior Notes and credit facility on May 2, 2011.

Period-end date

Dopaco uses a 52- or 53-week fiscal year with the year-end date being the last Sunday of December of each year. In the context of the sale of Dopaco described above, Dopaco prepared these combined financial statements for the 126-day period from December 27, 2010 to May 1, 2011, with comparative combined financial statements for the fiscal years ended December 26, 2010 and December 27, 2009, which are both 52-week periods. Those periods are referred to as 2011, 2010 and 2009, respectively.

Basis of presentation

Dopaco’s combined financial statements are presented using accounting principles generally accepted in the United States of America (“US GAAP”). Dopaco has elected to use the US dollar as its reporting currency. Management believes the assumptions underlying the combined financial statements, including the allocations described below, are reasonable. However, the combined financial statements may not necessarily reflect Dopaco’s combined results of operations, financial position and cash flows in the future or what its results on operations, financial position and cash flows would have been had Dopaco been a stand-alone entity during the periods presented.

As these combined financial statements represent the combination of two separate legal entities wholly owned by Cascades USA, the net assets of Dopaco have been presented as Owner’s net investment. The Owner’s net investment in Dopaco is primarily composed of (i) the initial investment to establish the net assets (and any subsequent adjustments thereto); (ii) the accumulated net earnings; (iii) net transfers to or from the Owner, including those related to cash management functions performed by the Owner; (iv) non-cash changes in financing arrangements, including the conversion of certain related party liabilities into Owner’s net investment; (v) corporate cost allocations; and (vi) changes in certain income tax liabilities or assets.

The effects of the initial acquisition of Dopaco by the Owner and the subsequent adjustments to the carve-out basis of accounting applied to Dopaco were recorded in accordance with the United States Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) Topic 5J, “Push Down Basis of Accounting Required in Certain Limited Circumstances”, which was codified into ASC Topic 805. Accordingly, in the accompanying May 1, 2011 and December 26, 2010 combined balance sheets, the portion of the total consideration and related costs paid by the Owner in connection with its acquisition of, and attributable to, Dopaco have been pushed down to Dopaco and allocated to the assets acquired and liabilities assumed at the date of acquisition in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations”.

Dopaco

Notes to combined financial statements (Continued)

1	Nature of activities (continued)

Allocations from Owner

In addition to the carve-out of businesses and entities comprising the operations and the net assets of Dopaco, these combined financial statements also include allocations of certain Owner’s expenses, with corresponding amounts included in the combined balance sheets within Owner’s net investment. Allocated items are described below.

The expenses allocated represent management’s best estimates and are not necessarily indicative of the expenses that would have been incurred had Dopaco performed these functions as a stand-alone entity, nor are they indicative of expenses that will be charged or incurred in the future. It is not practicable to estimate the amount of expenses Dopaco would have incurred for the periods presented had it not been an affiliated entity of the Owner in each of those periods.

General corporate expenses

The Owner has allocated certain of its general corporate expenses to Dopaco based on services provided by the Owner which include fees relating to the audit and the preparation of tax returns and insurance. The general corporate expense allocations are included in selling and administrative expenses — Related parties in Dopaco’s combined statements of earnings.

Income taxes

Income taxes are calculated as if all of Dopaco’s operations had been separate tax-paying legal entities, each filing a separate tax return in its local tax jurisdiction. Dopaco’s income tax amounts currently payable or receivable by it are included in Owner’s net investment, because the net liabilities (receivables) for the taxes due (refundable) are recorded in the financial statements of the Owner’s non-group entities that file the combined tax returns, except for Canadian operations which file a separate tax return. As a result of the aforementioned structure, substantially all of Dopaco’s income tax liabilities (refunds) are also paid (collected) by the Owner’s various non-group entities. These net changes in income tax amounts currently payable or receivable are included in net cash transfers (to) from Owner in the accompanying combined financial statements. No adjustments have been made in these carve-out financial statements to eliminate a tax structure that was put in place during the period of the historical financial statements, as more fully described in note 11.

Cash management

Cash in the combined balance sheets comprises the cash of Dopaco’s businesses. None of the Owner’s cash and cash equivalents has been allocated to Dopaco in the combined financial statements.

2	Significant accounting policies

Basis of combination

The combined financial statements include the accounts of Dopaco and its investment in a joint venture accounted for using the equity method. Under the equity method, the investment is recorded at initial cost and adjusted periodically to recognize Dopaco’s proportionate share of the investee’s net earnings or losses, additional contributions and advances made and dividends received. Dopaco also identifies variable interest entities in which it has an interest and determines whether it is the primary beneficiary of such entities. If Dopaco is the primary beneficiary of the variable interest entities identified, those entities are combined. A variable interest entity is defined as an entity in which the equity’s investment at risk is not sufficient to

Dopaco

Notes to combined financial statements (Continued)

2	Significant accounting policies (continued)

permit the entity to finance its activities without external financial support, or the equity investors at risk lack decision-making powers, do not absorb the expected losses, or do not receive the expected residual returns.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and disclosure of contingencies at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. On a regular basis and with the information available, management reviews its estimates, including those related to environmental costs, employee future benefits, collectibility of receivables, inventory valuations, profit sharing and management bonuses, contingencies, income taxes and related valuation allowance, useful life of long-lived assets and impairment of long-lived assets and goodwill. Actual results could differ from those estimates. When adjustments become necessary, they are reported in earnings in the period in which they are known.

Revenue recognition

Dopaco recognizes its sales, which consist of product sales, when persuasive evidence of an arrangement exists, the goods are shipped, the significant risks and benefits of ownership are transferred, the price is fixed or determinable, and collection of the resulting receivable is reasonably assured.

Shipping costs

Amounts charged to customers related to shipping are included in sales and the related shipping costs are recorded in cost of sales.

Cash

Cash includes cash on hand, bank balances and bank overdraft.

Receivables

Receivables are recorded at cost net of a provision for allowance for doubtful accounts that is based on expected collectibility. The allowance for doubtful accounts represents management’s best estimate of probable losses inherent in the third party trade receivables balance. Management determines the allowance based on known uncollectible accounts, historical experience and other currently available evidence.

Inventories

Inventories of finished goods and work in process are valued at the lower of the first-in, first-out method and net realizable value. Cost of finished goods and work in process included material, labour and manufacturing overhead costs. Inventories of raw materials and supplies are valued at the lower of cost and net realizable value. Cost of raw materials and supplies is determined using the first-in, first-out method.

Property, plant and equipment and depreciation

Property, plant and equipment are recorded at cost less accumulated depreciation and impairments, including interest incurred during the construction period of certain property, plant and equipment. Depreciation is calculated on a straight-line basis over periods varying from 20 to 25 years for buildings and 5 to 18 years for machinery and equipment, and over periods of 3 years for computer equipment, determined according to the estimated useful life of each class of property, plant and equipment. Planned major maintenance is expensed as incurred.

Dopaco

Notes to combined financial statements (Continued)

2	Significant accounting policies (continued)

Leasehold improvements are depreciated on a straight-line basis over the shorter of the life of the respective leased asset or the term of the lease, which varies from 5 to 15 years.

Customer relationships and client lists

Customer relationships and client lists are recorded at cost less accumulated amortization and impairments, and are amortized on a straight-line basis over a period of 30 years.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the carrying value of the asset may not be recoverable, as measured by comparing their net book value to the estimated undiscounted future cash flows generated by their use. Impaired assets are recorded at fair value, determined principally using discounted future cash flows expected from their use and eventual disposal.

Goodwill

Goodwill is tested for impairment at each year-end, or more frequently if events or circumstances indicate that the asset may be impaired. Dopaco evaluates the recoverability of goodwill using a two-step impairment test approach at the reporting unit level. In the first step, the fair value for the reporting unit is compared to its book value including goodwill. In the event that the fair value of the reporting unit is less than its book value, a second step is performed which compares the fair value of the reporting unit’s goodwill to the book value of its goodwill. The fair value of goodwill is determined based on the difference between the fair value of the reporting unit and the net fair value of the identifiable assets and liabilities of such reporting unit. If the fair value of goodwill is less than its book value, the difference is recognized as an impairment.

Employee future benefits

Dopaco offers funded and unfunded defined benefit pension plans, defined contribution pension plans and group registered retirement savings plans that provide retirement benefit payments for most of its employees. The defined benefit pension plans are non-contributory and are based on the number of years of service. Dopaco also offers a post-retirement health benefits plan to one of its executives, which is referred to as other benefit plan. Those plans are managed separately from those of the Owner.

The cost of post-retirement health benefits is actuarially determined using the projected unit credit cost method.

The cost of pensions earned by employees is actuarially determined using the projected benefit method pro-rated on years of service and management’s best estimate of expected plan investment performance and retirement ages of employees. The accrued benefit obligation is evaluated using the market interest rate at the evaluation date.

For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs arising from a plan amendment are amortized on a straight-line basis over the average remaining service period of the group of employees active at the date of amendment. The excess of the net actuarial gain or loss over the greater of (a) 10% of the accrued benefit obligation at the beginning of the year and (b) 10% of the fair value of plan assets at the beginning of the year is amortized over the average remaining service period of active employees, which may vary from 14 to 22 years (weighted average of 14 years) in 2011 depending on the plan (2010 — 4 to 22 years (weighted average of 12 years)).

When restructuring a plan results in a curtailment and a settlement occurring at the same time, the curtailment is accounted for before the settlement.

Dopaco

Notes to combined financial statements (Continued)

2	Significant accounting policies (continued)

The measurement date of the defined benefit pension plans is April 1 of each year, which has been extrapolated to May 1, 2011. An actuarial evaluation is performed at least every three years. Based on the pension plan liability balance, all of the plans were evaluated on May 1, 2011. The post-retirement health benefits plan was evaluated on May 1, 2011.

The net periodic benefit cost includes the following:

•	The cost of pension and post-retirement benefits provided in exchange for employees’ services rendered during the period;

•	The interest cost of pension and post-retirement obligations;

•	The expected long-term return on pension fund assets based on a market value of pension fund assets;

•	Gains or losses on settlements and curtailments;

•	The straight-line amortization of past service costs and plan amendments over the average remaining service period of approximately 12 years of the active employee group covered by the plans; and

•	The amortization of cumulative net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation or market value of plan assets at the beginning of the year over the average remaining service period of approximately 12 years of the active employee group covered by the plans.

Income taxes

Dopaco uses the asset and liability approach for accounting for income taxes (also refer to Allocations from Owner — Income taxes in note 1). Under this approach, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary assets and liabilities and their respective tax bases. This approach also requires the recognition of deferred differences between the financial statement carrying amounts of existing tax assets for operating loss carryforwards and tax credit carryforwards.

The effect on deferred tax assets and liabilities of a change in tax rates and laws is recognized in earnings in the period that includes the enactment date. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the deferred tax liabilities or assets are expected to be recovered or settled. Dopaco records a valuation allowance on deferred tax assets when it is not more likely than not that the assets will be realized.

Investment tax credits are accounted for as a reduction in income tax expense. Accrued interest and penalties related to unrecognized tax benefits are recognized as part of Dopaco’s provision for income taxes.

Environmental and legal claims

Costs associated with environmental and other litigation are accrued when such costs are probable and reasonably estimable. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures, if any, are discounted to their present value when the amount and timing of expected cash payments are reliably determinable.

Foreign currency translation

Foreign currency transactions

Transactions denominated in currencies other than Dopaco’s measurement currency are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange prevailing at the balance sheet date. Unrealized gains and

Dopaco

Notes to combined financial statements (Continued)

2	Significant accounting policies (continued)

losses on translation of other monetary assets and liabilities are reflected in the determination of net earnings for the year.

Foreign operations

The functional currency of Dopaco’s foreign operations is generally the local currency. The assets and liabilities of those foreign operations are translated into US dollars at the year-end exchange rates. Revenues and expenses are translated at the average exchange rates for the year. Translations gains and losses are recorded as a component of invested equity, in accumulated other comprehensive income.

3	New accounting standards

Adopted in 2011

In January 2010, the FASB issued an update of ASC 820-10, “Fair Value Measurements and Disclosures — Overall”, (formerly FAS 157, “Fair Value Measurements”) to add two new disclosures:

•	transfers in and out of Level 1 and 2 measurements and the reasons for the transfers; and

•	a gross presentation of activity within the Level 3 roll-forward.

The updated ASC also includes clarifications to existing disclosure requirements on the level of disaggregation and disclosures regarding inputs and valuation techniques. These modifications are effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll-forward activity in Level 3 fair value measurements. Those disclosures are effective for interim and annual periods beginning after December 15, 2010. Dopaco adopted the update of ASC 820-10 on December 27, 2010. The adoption of this ASC did not have an impact on Dopaco’s financial position or results of operations.

In October 2009, the FASB issued ASC 605-25, “Multiple Element Arrangements”, for arrangements with multiple deliverables under which a company is required to use its best estimate of selling price for the deliverables in an arrangement when vendor specific objective evidence or third party evidence of the selling price is not available. In addition, the residual method of allocating arrangement consideration will no longer be permitted. Under the new guidance, non-software components of tangible products and certain software components of tangible products have been removed from the scope of existing software revenue recognition guidance. Revenue for those products will be recognized in a manner similar to revenue for other tangible products. The new guidance, including the requirement for expanded qualitative and quantitative disclosures, is effective prospectively for fiscal years beginning on or after June 15, 2010, which for Dopaco is December 27, 2010. Dopaco adopted ASC 605-25 on December 27, 2010. The adoption of this ASC did not have an impact on Dopaco’s financial position or results of operations.

4	Receivables

	2011	2010
	$	$

Trade receivables	30,560	32,863
Other accounts receivable	2,462	1,056

	33,022	33,919

As of May 1, 2011 and December 26, 2010, the provision for allowance for doubtful accounts is nil.

Dopaco

Notes to combined financial statements (Continued)

5	Inventories

	2011	2010
	$	$

Raw materials and supplies	13,775	16,906
Work in process	17,125	17,040
Finished goods	23,134	26,060

	54,034	60,006

6	Property, plant and equipment

	2011
		Accumulated
	Cost	depreciation	Net
	$	$	$

Buildings and leasehold improvements	14,049	7,496	6,553
Machinery and equipment	369,875	228,840	141,035
Computer equipment	14,347	12,643	1,704
Assets under construction	2,885	—	2,885

	401,156	248,979	152,177

	2010
		Accumulated
	Cost	depreciation	Net
	$	$	$

Buildings and leasehold improvements	13,465	7,046	6,419
Machinery and equipment	366,097	220,759	145,338
Computer equipment	14,081	12,387	1,694
Assets under construction	4,176	—	4,176

	397,819	240,192	157,627

Depreciation of property, plant and equipment amounted to $7,798 for the 126-day period ended May 1, 2011 (2010 — $22,946; 2009 — $21,100).

7	Customer relationships and client lists

		Accumulated
	Cost	amortization	Net
	$	$	$

Balance — December 27, 2009	20,000	3,335	16,665
Amortization	—	667	667

Balance — December 26, 2010	20,000	4,002	15,998
Amortization	—	223	223

Balance — May 1, 2011	20,000	4,225	15,775

Amortization of customer relationships and client lists amounted to $223 for the 126-day period ended May 1, 2011 (2010 — $667; 2009 — $667). The estimated aggregate amount of amortization expense for customer relationships and client lists is $444 for the 238-day period ending December 25, 2011 and $667 in each of the next five years thereafter.

Dopaco

Notes to combined financial statements (Continued)

8	Goodwill

	2011	2010
	$	$

Balance — Beginning of period	20,066	19,921
Foreign currency translation	305	145

Balance — End of period	20,371	20,066

9	Accounts payable and accrued liabilities

			2011	2010
	Note		$	$

Third parties			13,896	11,622
Wages and withholdings			1,395	1,042
Management bonus			1,625	2,435
Profit sharing			844	2,649
Worker’s compensation			3,320	3,774
Vacation			2,770	2,652
Legal claims	13	(b)	7,240	7,240
Other			4,316	3,617

			35,406	35,031
Related parties			2,644	2,089

			38,050	37,120

10	Other long-term liabilities

			2011	2010
	Note		$	$

Employee future benefits	12	(b)	15,317	13,466
Other			238	222

			15,555	13,688
Less: Current portion, included in accounts payable and accrued liabilities			182	182

			15,373	13,506

11	Income taxes

a) The components of Dopaco’s earnings before income taxes by taxing jurisdiction are as follows:

	2011	2010	2009
	$	$	$

United States	1,454	13,315	17,263
Canada	4,020	12,885	10,081

	5,474	26,200	27,344

Dopaco

Notes to combined financial statements (Continued)

11	Income taxes (continued)

b) The provision for (recovery of) income taxes by taxing jurisdiction is as follows:

	2011	2010	2009
	$	$	$

Current
United States	6,328	6,144	3,134
Canada	358	558	—

	6,686	6,702	3,134

Deferred
United States	(6,701)	(4,766)	2,753
Canada	531	(1,277)	(2,229)

	(6,170)	(6,043)	524

	516	659	3,658

c) The provision for income taxes based on the effective income tax rate differs from the provision for income taxes based on the combined basic rate for the following reasons:

	2011	2010	2009
	$	$	$

Provision for income taxes based on statutory federal and state income tax rate in the United States	2,015	9,618	10,038
Reconciling items
Difference in statutory income tax rate of foreign operations	(407)	(1,209)	(1,017)
Non-taxable dividend from the Owner*	—	(4,166)	(4,922)
Investment tax credit	(200)	(2,727)	—
Other permanent differences	(511)	(765)	(114)
Change in valuation allowance	(179)	—	—
Other	(202)	(92)	(327)

Provision for income taxes	516	659	3,658

*	Dopaco Canada Inc. entered into a tax structure with its Owner whereby Dopaco Canada Inc. incurred tax deductible interest expense on a note due from the Owner and received non-taxable dividends on preferred shares issued by the Owner. Both the note payable to the Owner and the investment in preferred shares are included in Owner’s net investment. Effective August 5, 2010, the tax structure was dismantled.

Dopaco

Notes to combined financial statements (Continued)

11	Income taxes (continued)

d) Deferred income taxes include the following items:

	2011	2010
	$	$

Deferred income tax assets
Tax benefit arising from income tax losses	4,426	5,231
Provision	11,236	7,101
Other	768	666

	16,430	12,998

Deferred income tax liabilities
Property, plant and equipment	36,861	39,624
Customer relationships and client lists	6,578	6,635
Other	111	276

	43,550	46,535

Deferred income taxes
Deferred income tax asset — Short-term	5,354	5,740
Deferred income tax asset — Long-term	11,076	7,258
Deferred income tax liability — Long-term	43,550	46,535

	27,120	33,537

e) As of May 1, 2011, Dopaco has accumulated losses in Canada for income tax purposes amounting to $16,752, which may be carried forward to reduce income taxes in future years. The tax benefit arising from these losses amounted to $4,426 and has been recognized as a deferred income tax asset. Income tax losses as of May 1, 2011 are detailed as follows:

$

Years ending December 2028	735
2029	2,551
2030	1,140

4,426

Dopaco

Notes to combined financial statements (Continued)

12	Employee future benefits

a) Total expense recognized in the Group’s combined statement of earnings:

	Pension	Other
	plan	benefits	Total
	$	$	$

126-day period ended May 1, 2011
Current service cost	526	—	526
Interest cost	438	9	447
Expected return on plan assets	(369)	—	(369)
Recognized prior service cost	89	—	89
Recognized actuarial loss	78	—	78
Recognized net transitional obligation	2	—	2
Curtailment*	2,680	—	2,680
Establishment of a post-retirement health benefits plan*	—	663	663

Net periodic benefit cost	3,444	672	4,116

Year ended December 26, 2010
Current service cost	2,116	—	2,116
Interest cost	1,359	—	1,359
Expected return on plan assets	(909)	—	(909)
Recognized prior service cost	560	—	560
Recognized actuarial loss	88	—	88
Recognized net transitional obligation	5	—	5

Net periodic benefit cost	3,219	—	3,219

Year ended December 27, 2009
Current service cost	2,964	—	2,964
Interest cost	1,251	—	1,251
Expected return on plan assets	(713)	—	(713)
Recognized prior service cost	561	—	561
Recognized actuarial loss	483	—	483
Recognized net transitional obligation	5	—	5
Settlement**	721	—	721

Net periodic benefit cost	5,272	—	5,272

*	On February 1, 2011, Dopaco amended the Supplemental Executive Retirement Plan (“SERP”) of one of its executives. The additional liability recognized at the date of the execution of the amendment was $2,384. The amendment fixes the benefit payable under the SERP to a lump sum of approximately $8,050 on the executive’s date of separation from service. This amount is part of the accrued benefit obligation presented in note 12 b). A curtailment charge of $2,680 was recognized following the amendment, from which an amount of $296 was reclassified from accumulated other comprehensive income. In addition to the amendment described above, on February 1, 2011, Dopaco entered into an agreement to provide a post-retirement health benefits plan to one of its executives. An expense of $663 was recognized at the inception of this plan.

**	In 2009, Dopaco paid an amount of $4,000 to one of its executives as a partial settlement of its unfunded defined benefit pension plan. A net loss of $721 was recognized following this payment.

Dopaco

Notes to combined financial statements (Continued)

12	Employee future benefits (continued)

Total cash payments for employee future benefits for 2011, consisting of cash contributed by Dopaco to its defined benefit pension plans and other benefit plan, amounted to $695 (2010 — $1,504; 2009 — $5,779). Estimated cash payments for the defined benefit pension plans and other benefit plan total $1,527 for the 238-day period ending December 25, 2011.

b) The funded status of the defined benefit pension plans and other benefit plan as of May 1, 2011 and December 26, 2010 are as follows:

			Pension	Other
			plan	benefits	Total
	Note		$	$	$

126-day period ended May 1, 2011
Accrued benefit obligation
Beginning of period			29,180	—	29,180
Current service cost			526	—	526
Interest cost			438	9	447
Actuarial losses			(623)	—	(623)
Benefits paid			(178)	—	(178)
Establishment of a post-retirement health benefits plan			—	663	663
Settlement	12	(a)	2,384	—	2,384
Other			60	—	60

End of period			31,787	672	32,459

Plan assets
Beginning of period			15,714	—	15,714
Actual return on plan assets			977	—	977
Employer’s contributions			695	—	695
Benefits paid			(179)	—	(179)
Other			66	—	66

End of period			17,273	—	17,273

Year ended December 26, 2010
Accrued benefit obligation
Beginning of year			25,292	—	25,292
Current service cost			2,116	—	2,116
Interest cost			1,359	—	1,359
Actuarial gains			904	—	904
Benefits paid			(608)	—	(608)
Prior service cost			80	—	80
Other			37	—	37

End of year			29,180	—	29,180

Plan assets
Beginning of year			13,051	—	13,051
Actual return on plan assets			1,732	—	1,732
Employer’s contributions			1,504	—	1,504
Benefits paid			(608)	—	(608)
Other			35	—	35

End of year			15,714	—	15,714

Dopaco

Notes to combined financial statements (Continued)

12	Employee future benefits (continued)

	2011	2010
	$	$

Reconciliation of amounts recognized in combined balance sheets
Fair value of plan assets	17,273	15,714
Accrued benefit obligation	32,459	29,180

Funded status of plan — Deficit	(15,186)	(13,466)

Pension plan asset	131	—

Pension plan liability — Current	(182)	(182)
Pension plan liability — Long-term	(14,463)	(13,284)
Other benefits liability — Long-term	(672)	—

	(15,317)	(13,466)

Net amount recognized	(15,186)	(13,466)

c) The following amounts relate to plans that are not fully funded as of May 1, 2011 and December 26, 2010:

	Pension	Other
	plan	benefits	Total
	$	$	$

126-day period ended May 1, 2011
Fair value of plan assets	16,175	—	16,175
Accrued benefit obligation	30,820	672	31,492

Funded deficit	(14,645)	(672)	(15,317)

Year ended December 26, 2010
Fair value of plan assets	15,714	—	15,714
Accrued benefit obligation	29,180	—	29,180

Funded deficit	(13,466)	—	(13,466)

Dopaco

Notes to combined financial statements (Continued)

12	Employee future benefits (continued)

d) The following table presents the amounts not yet recognized in net periodic benefit cost and included in accumulated other comprehensive income:

Pension
plan*
$

126-day period ended May 1, 2011
Transition obligation	(26)
Prior service cost	(1,536)
Accumulated loss	(4,151)
Income taxes	2,159

Accumulated other comprehensive loss	(3,554)

Year ended December 26, 2010
Transition obligation	(28)
Prior service cost	(2,731)
Accumulated loss	(4,678)
Income taxes	2,835

Accumulated other comprehensive loss	(4,602)

*	Consists solely of amounts relating to the pension plan as no amounts are recognized in accumulated other comprehensive income for other benefits

Dopaco

Notes to combined financial statements (Continued)

12	Employee future benefits (continued)

e) The following table presents the amounts included in other comprehensive income:

Pension
plan*
$

126-day period ended May 1, 2011
Prior service cost	—
Recognized prior service cost	89
Net gain	1,259
Recognized net actuarial loss	78
Recognized net transition obligation	2
Recognized prior service cost in curtailment charge	1,106
Recognized net actuarial loss in curtailment charge	(810)
Income taxes	(676)

Net amount recognized in other comprehensive income	1,048

Year ended December 26, 2010
Prior service cost	(88)
Recognized prior service cost	560
Net loss	(89)
Recognized net actuarial loss	88
Recognized net transition obligation	5
Income taxes	(218)

Net amount recognized in other comprehensive income	258

Year ended December 27, 2009
Prior service cost	(20)
Recognized prior service cost	561
Net gain	3,183
Recognized net actuarial loss	1,204
Recognized net transition obligation	5
Income taxes	(1,942)

Net amount recognized in other comprehensive income	2,991

*	Consists solely of amounts relating to the pension plan as no amounts are recognized in accumulated other comprehensive income for other benefits

The estimated amounts for pension plans which will be amortized from accumulated other comprehensive income into net periodic benefit cost for the 238-day period ending December 25, 2011:

$

Transition obligation	3
Prior service cost	(117)
Accumulated loss	(167)

(281)

Dopaco

Notes to combined financial statements (Continued)

12	Employee future benefits (continued)

f) The main actuarial assumptions adopted in measuring the accrued benefit obligation of the pension plans and other benefit plan and expenses are as follows:

	2011	2010	2009
	%	%	%

Accrued benefit obligation as of May 1, 2011, December 26, 2010 and December 27, 2009
Pension plan discount rate	5.59	5.00	5.50
Other benefits discount rate	5.50
Benefit costs for the periods
Pension expense discount rate	5.90	4.67	4.51
Other benefits expense discount rate	5.50
Expected long-term return on assets	7.00	7.00	7.00
Rate increase in health care costs	10.00	n/a	n/a
Cost trend rates decline to	5.50	n/a	n/a
Year the rate should stabilize	2016	n/a	n/a

Discount rate for Canadian plans in 2011 is 6.10% based on a model using a spot rate yield curve developed from bond yield data for AA corporate bonds provided with an adjustment to disregard yields provided for 25-year and 30-year maturities.

Discount rate for US pension and other benefit plans in 2011 is 5.50% and has been based on applying the projected benefit streams for the Dopaco plans to the Citigroup Pension Liability Index.

Dopaco used 7.00% in 2011 as the expected return on pension plan assets, which reflects the current view of long-term investment returns. This rate was determined based on historical returns.

g) Assumed rate increases in health care costs have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost trend rates would have the following effects for 2011:

	Increase of	Decrease of
	1%	1%

Current service costs and interest cost	2	(2)
Accrued benefit obligation — End of year	149	(122)

h) The pension plan assets allocation and investment target allocation as of May 1, 2011 and December 26, 2010 are detailed as follows:

	2011	2010
	%	%

Pension plan assets allocation
Debt securities	40	37
Equity securities	60	63

	100	100

Dopaco

Notes to combined financial statements (Continued)

12	Employee future benefits (continued)

The pension plan assets do not include shares or debt securities of the Owner. There are no annual benefit annuities pledged by insurance contracts established by Dopaco or the Owner.

	2011	2010
	%	%

Investment target allocation
Debt securities	35	35
Equity securities	65	65

	100	100

Target allocation is established so as to maximize return while considering an acceptable level of risk in order to meet the plan obligations on a long-term basis.

Investment objectives for the pension plan assets are the following: optimizing return while considering an acceptable level of risk, maintaining an adequate diversification, controlling the risk according to different asset categories, and maintaining a long-term objective of return on investments.

Investment guidance is established for each investment manager. It includes parameters that must be followed by managers and presents criteria for diversification, non-eligible assets and minimum quality of investments as well as for return objectives. Unless indicated otherwise, the managers cannot use any derivative product or invest more than 10% of their assets in one particular security.

i) Fair value measurement

Level 1 — Inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that Dopaco has the ability to access.

Level 2 — Inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

Level 3 — Inputs are unobservable inputs for the asset or liability which one typically based on an entity’s own assumptions, as there is little, if any, related market activity.

As of May 1, 2011 and December 26, 2010, the pension investments measured at fair value were as follows:

	2011
	Level 1	Level 2	Level 3	Total
	$	$	$	$

Assets
Short-term securities	119	—	—	119
Fixed income	6,324	—	—	6,324
Equities	9,733	1,097	—	10,830

	16,176	1,097	—	17,273

Dopaco

Notes to combined financial statements (Continued)

12	Employee future benefits (continued)

	2010
	Level 1	Level 2	Level 3	Total
	$	$	$	$

Assets
Short-term securities	60	—	—	60
Fixed income	5,392	—	—	5,392
Equities	9,314	948	—	10,262

	14,766	948	—	15,714

j) Estimated future benefit payments

Future benefit payments for defined benefit pension plans and other benefit plan, taking into consideration future participation, are estimated as follows:

	Funded	Unfunded	Other
	pension	pension	benefit
	plans	plans	plan
	$	$	$

238-day period ending December 25, 2011	320	121	—
Years ending December 2012	540	182	3
2013	603	182	7
2014	663	182	16
2015	736	182	20
2016 — 2020	4,767	908	220

k) Defined contribution plans

Dopaco has a 401(k) savings and profit-sharing plan and group registered retirement savings plans covering substantially all non-union employees. Contributions to the 401(k) and group registered retirement savings plans are based on Dopaco matching, at a specified percentage, employee contributions which approximated $314, $902 and $856 for the 126-day period ended May 1, 2011 and for the years ended December 26, 2010 and December 27, 2009, respectively. The profit-sharing portion of the plan is determined at the discretion of Dopaco’s Board of Directors and amounted to $831 as of May 1, 2011 (December 26, 2010 — $2,639; December 27, 2009 — $2,381).

13	Commitments and contingencies

a) Future minimum payments under non-cancellable operating leases are as follows:

	Buildings	Equipment
	$	$

238-day period ending December 25, 2011	4,219	766
Years ending December 2012	7,260	186
2013	5,848	118
2014	5,843	105
2015	5,344	24
2016	2,871	5
Thereafter	6,006	—

Dopaco

Notes to combined financial statements (Continued)

13	Commitments and contingencies (continued)

	2011	2010	2009
	$	$	$

Rental expense on operating leases, including rent of buildings	2,744	8,526	8,410

b) At the end of 2010, Dopaco defended a claim in a California state court alleging violations of that state’s on-duty meal-break laws. Dopaco recognized $7,240 in settlement costs in 2010, representing the amounts due under the preliminary settlement agreement reached in January 2011. On April 12, 2011, the preliminary settlement was approved by the court. As such, Dopaco does not anticipate that the outcome will differ substantially from the initial estimate or have a material adverse effect on its financial position or long-term results of operations or cash flows.

Dopaco ceased to be liable for this claim on May 2, 2011 as this liability remains with the Owner.

c) In 2006, Dopaco was notified by the Newark Group, the owner of a site a portion of which was leased by Dopaco between 1981 and 1988 in Stockton, California, that the site was contaminated with toluene, a solvent and constituent of printing ink. The Newark Group filed a Resource Conservation and Recovery Act lawsuit against Dopaco in the United States District Court, Eastern District of California, in November 2008 seeking to order Dopaco to remediate the property and assume all future liability for the contamination. In 2010, the Court ruled on two matters, one denying the Newark Group’s Motion for a Partial Summary Judgment against Dopaco and second, allowing for the expansion of the Newark Group’s claim against Dopaco to include methane contamination. Dopaco has multiple defenses and intends to vigorously contest the claim. Therefore, no provision has been established on Dopaco’s books as of May 1, 2011, and management believes that the outcome will not have a material adverse effect on Dopaco’s financial position, results of operations or cash flows.

Dopaco ceased to be liable for this claim on May 2, 2011 as this liability remains with the Owner.

d) In the normal course of operations, Dopaco is party to various legal actions and contingencies, mostly related to product liability claims. While the final outcomes with respect to legal actions outstanding as of May 1, 2011 cannot be predicted with certainty, it is management’s opinion that the outcomes will not have a material adverse effect on Dopaco’s financial position, results of operations or cash flows.

14  Financial instruments

Financial risk management

Dopaco’s financial instruments are exposed to certain financial risks, including credit risk, foreign currency risk, price risk, interest rate risk and liquidity risk.

Credit risk

Dopaco is exposed to credit risk on receivables from its customers. In order to reduce this risk, management reviews new customers’ credit histories before granting credit and conducts regular reviews of existing customers’ credit performance.

Dopaco

Notes to combined financial statements (Continued)

14  Financial instruments (continued)

For the 126-day period ended May 1, 2011 and for the years ended December 26, 2010 and December 27, 2009, Dopaco had three customers which individually exceeded 10% of the combined sales. The sales for those customers were approximately as follows:

	2011	2010	2009
	$	$	$

Customer A	35,200	110,000	92,200
Customer B	24,400	72,000	77,000
Customer C	22,200	68,300	62,400

	81,800	250,300	231,600

A significant portion of Dopaco’s sales is to distributors for the 10 largest quick service restaurant chains. As of May 1, 2011 and December 26, 2010, accounts receivable from the three largest distributors accounted for 53% and 56% of total net trade accounts receivable.

Foreign currency risk

Dopaco’s manufacturing operations are located in the United States and Canada but approximately 23% (2010 — 22%; 2009 — 21%) of its sales are made to customers in Canadian dollars. As a result, it is exposed to fluctuations in the foreign exchange rate in Canada and its earnings are affected by increases or decreases in the value of the Canadian dollar relative to the US dollar.

Price risk

Dopaco is exposed to commodity price risk relating to purchases of raw materials. As a result, prices may increase too high for Dopaco to make an operating profit.

Interest rate risk

Dopaco is exposed to interest rate risk arising from fluctuations in interest rates on its cash.

Liquidity risk and capital risk management

Liquidity risk is the risk that Dopaco will not be able to meet its financial obligations as they become due. Dopaco manages its liquidity risk by monitoring its forecasted cash flows, as well as expected investing and financing activities. All of Dopaco’s financial liabilities are due within 90 days. Dopaco does not have long-term financial liabilities.

Dopaco has historically operated as a wholly owned unit of the Owner. As such it does not have any shareholder’s equity but rather maintains a branch account with its parent. The Owner funds all aspects of Dopaco’s capital expenditures. All activities pertaining to cash fundings and borrowings are centralized within the Owner’s treasury department. Direct external funding at the entity level is generally not permitted, and exceptions must be approved by the Owner. Capital and liquidity requirements within Dopaco are funded by the Owner in the form of cash transfers, cash pooling agreements and/or loans. Capital structures of entities within Dopaco are determined in consideration of tax and corporate finance objectives in order to ensure an optimal cost-efficient financial structure for the Owner.

Dopaco

Notes to combined financial statements (Continued)

14  Financial instruments (continued)

The following are the contractual maturities of financial liabilities:

	As of May 1, 2011
				Between	Between	More
	Carrying	Contractual	Less than	one and	two and	than five
	amount	cash flows	one year	two years	five years	years
	$	$	$	$	$	$

Accounts payable and accrued liabilities	38,050	38,050	38,050	—	—	—
Income taxes payable	978	978	978	—	—	—

	39,028	39,028	39,028	—	—	—

	As of December 26, 2010
				Between	Between	More
	Carrying	Contractual	Less than	one and	two and	than five
	amount	cash flows	one year	two years	five years	years
	$	$	$	$	$	$

Accounts payable and accrued liabilities	37,120	37,120	37,120	—	—	—
Income taxes payable	559	559	559	—	—	—

	37,679	37,679	37,679	—	—	—

15  Accumulated other comprehensive income

			2011	2010
	Note		$	$

Foreign currency translation adjustment			16,626	10,070
Actuarial losses on employee future benefits, net of taxes	12	(d)	(3,554)	(4,602)

			13,072	5,468

16	Related party transactions

All of Dopaco’s related party transactions with subsidiaries, divisions and entities of the Owner (herein individually and collectively referred to as the Owner) were agreed to by Dopaco and the Owner.

The following table describes the nature and amounts of related party transactions with the Owner and its joint venture included in Dopaco’s combined financial statements. These translations were concluded in the normal course of business.

	2011	2010	2009
	$	$	$

Transactions with the Owner
Purchases	14,153	41,225	44,740
Allocation of corporate expenses	140	599	627
Transactions with joint venture
Sales	49	42	353
Purchases	—	—	429
Balances with the Owner
Accounts payable and accrued liabilities	2,644	2,089	2,297

Dopaco

Notes to combined financial statements (Continued)

17	Investment in significantly influenced company

The following summarizes financial information about Dopaco’s share of assets, liabilities, sales and net earnings of its joint venture accounted for under the equity method:

	2011	2010	2009
	$	$	$

Current assets	1,413	1,341
Long-term assets	1,399	1,496
Current liabilities	455	360
Long-term liabilities	180	262
Sales	2,150	4,923	5,517
Cost of sales	1,508	3,159	3,910
Net earnings	121	571	207

18	Information by operating segment

Dopaco operates in one operating segment.

	2011	2010	2009
	$	$	$

Sales
Canada	34,014	102,642	103,292
United States	118,496	353,569	346,059

	152,510	456,211	449,351

Long-lived assets
Canada	15,190	15,087
United States	152,762	158,538

	167,952	173,625

Goodwill
Canada	4,540	4,235
United States	15,831	15,831

	20,371	20,066

19	Subsequent event

Dopaco evaluates subsequent events through the date that its combined financial statements are issued, which is July 8, 2011.

On May 18, 2011, Dopaco sold its interest in Union Packaging LLC, a significantly influenced company accounted for using the equity method in Dopaco’s combined financial statements, for a cash consideration of $2,528, which generated a gain of approximately $351.

20	Comparative figures

Certain comparative figures have been reclassified to conform to the carve-out combined financial statement presentation adopted in the current period. As a result, an amount of $4,772 was reclassified from Owner’s net investment to Deferred income tax liabilities and an amount of $5,740 was reclassified from long-term Deferred income tax asset to short-term Deferred income tax asset.

Graham Packaging Company Inc.

Interim unaudited condensed financial statements
for the three and six month periods ended June 30, 2011 and June 30, 2010

Graham Packaging Company Inc.

Condensed consolidated balance sheets
(Unaudited)

	June 30,	December 31,
	2011	2010
	(In thousands)

Assets
Current assets:
Cash and cash equivalents	$162,059	$152,964
Accounts receivable, net	315,769	216,368
Inventories	272,330	247,166
Deferred income taxes	30,796	14,616
Prepaid expenses and other current assets	40,545	42,363

Total current assets	821,499	673,477
Property, plant and equipment, net	1,207,593	1,203,142
Intangible assets, net	186,639	195,780
Goodwill	658,255	643,064
Other non-current assets	73,549	91,364

Total assets	$2,947,535	$2,806,827

Liabilities and equity (deficit)
Current liabilities:
Current portion of long-term debt	$31,599	$34,007
Accounts payable	245,257	142,585
Accrued expenses and other current liabilities	205,897	196,432
Deferred revenue	40,294	32,471

Total current liabilities	523,047	405,495
Long-term debt	2,790,984	2,798,824
Deferred income taxes	41,214	32,428
Other non-current liabilities	113,140	100,804
Commitments and contingent liabilities (see Notes 15 and 16)
Equity (deficit):
Graham Packaging Company Inc. stockholders’ equity (deficit):
Preferred stock, $0.01 par value, 100,000,000 shares authorized, 0 shares issued and outstanding	—	—
Common stock, $0.01 par value, 500,000,000 shares authorized, shares issued and outstanding 67,754,824 and 63,311,512	678	633
Additional paid-in capital	466,373	459,422
Retained earnings (deficit)	(992,662)	(977,318)
Notes and interest receivable for ownership interests	(5,037)	(4,838)
Accumulated other comprehensive income (loss)	188	(22,508)

Graham Packaging Company Inc. stockholders’ equity (deficit)	(530,460)	(544,609)
Noncontrolling interests	9,610	13,885

Equity (deficit)	(520,850)	(530,724)

Total liabilities and equity (deficit)	$2,947,535	$2,806,827

See accompanying notes to condensed consolidated financial statements.

Graham Packaging Company Inc.

Condensed consolidated statements of operations
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010
	(In thousands, except share and per share data)

Net sales	$821,238	$652,832	$1,577,735	$1,238,408
Cost of goods sold	696,896	532,234	1,338,307	1,015,492

Gross profit	124,342	120,598	239,428	222,916
Selling, general and administrative expenses	74,738	28,414	114,238	95,941
Asset impairment charges	1,369	554	2,478	2,792
Net (gain) loss on disposal of property, plant and equipment	(795)	826	(95)	1,053

Operating income	49,030	90,804	122,807	123,130
Interest expense	53,261	41,891	106,190	87,275
Interest income	(471)	(178)	(664)	(298)
Net loss on debt extinguishment	—	—	—	2,664
Increase in income tax receivable obligations	7,993	3,600	12,567	4,900
Other expense (income), net	211	349	(424)	3,212

(Loss) income before income taxes	(11,964)	45,142	5,138	25,377
Income tax provision	14,640	7,342	23,644	12,088

Net (loss) income	(26,604)	37,800	(18,506)	13,289
Net income attributable to noncontrolling interests	1,835	4,264	2,849	1,974

Net (loss) income attributable to Graham Packaging Company Inc. stockholders	$(28,439)	$33,536	$(21,355)	$11,315

Earnings per share:
Net (loss) income attributable to Graham Packaging Company Inc. stockholders per share:
Basic	$(0.43)	$0.54	$(0.32)	$0.20
Diluted	$(0.43)	$0.53	$(0.32)	$0.19
Weighted average shares outstanding:
Basic	66,457,589	62,555,962	65,873,577	57,780,042
Diluted	66,457,589	62,555,962	65,873,577	57,780,042

See accompanying notes to condensed consolidated financial statements.

Graham Packaging Company Inc.

Condensed consolidated statements of comprehensive income (loss)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010
	(In thousands)

Net (loss) income	$(26,604)	$37,800	$(18,506)	$13,289

Other comprehensive income (loss):
Changes in fair value of derivatives designated and accounted for as cash flow hedges (net of tax of $0 for all periods presented)	252	—	386	—
Amortization of amounts in accumulated other comprehensive income (loss) as of the date the Company discontinued hedge accounting for its interest rate collar and swap agreements (net of tax of $0 for all periods presented)	—	2,018	—	4,107
Amortization of prior service costs and unrealized actuarial losses included in net periodic benefit costs for pension and post-retirement plans (net of tax provisions of $65 and $130 for the three and six months ended June 30, 2011, respectively, and $9 and $19 for the three and six months ended June 30, 2010, respectively)	396	516	726	859
Foreign currency translation adjustments (net of tax provisions of $2,354 and $2,358 for the three and six months ended June 30, 2011, respectively, and $77 for each of the three and six months ended June 30, 2010)	5,248	(22,850)	20,548	(24,537)

Total other comprehensive income (loss)	5,896	(20,316)	21,660	(19,571)

Comprehensive (loss) income	(20,708)	17,484	3,154	(6,282)
Comprehensive income attributable to noncontrolling interests	2,156	2,406	4,243	206

Comprehensive (loss) income attributable to Graham Packaging Company Inc. stockholders	$(22,864)	$15,078	$(1,089)	$(6,488)

See accompanying notes to condensed consolidated financial statements.

Graham Packaging Company Inc.

Condensed consolidated statements of cash flows
(Unaudited)

	Six months ended
	June 30,
	2011	2010
	(In thousands)

Operating activities:
Net (loss) income	$(18,506)	$13,289
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	104,723	77,645
Amortization of debt issuance fees	2,636	3,184
Accretion of senior unsecured notes	236	238
Net loss on debt extinguishment	—	2,664
Net (gain) loss on disposal of property, plant and equipment	(95)	1,053
Pension expense	1,500	1,577
Asset impairment charges	2,478	2,792
Unrealized (gain) loss on termination of cash flow hedge accounting	(6,502)	359
Stock compensation expense	498	656
Equity income from unconsolidated subsidiaries	(34)	(40)
Deferred tax provision	14,231	7,263
Increase in income tax receivable obligations	12,567	4,900
Foreign currency transaction (gain) loss	(300)	507
Interest receivable on loans to owners	(199)	(151)
Changes in operating assets and liabilities:
Accounts receivable	(95,345)	(47,419)
Inventories	(22,212)	2,397
Prepaid expenses and other current assets	2,998	20,490
Other non-current assets	(12,434)	(4,769)
Accounts payable and accrued expenses	108,536	15,015
Pension contributions	(2,468)	(2,916)
Other non-current liabilities	(270)	468

Net cash provided by operating activities	92,038	99,202

Investing activities:
Cash paid for property, plant and equipment	(80,580)	(75,937)
Proceeds from sale of property, plant and equipment	2,004	255
Cash paid for sale of business	(61)	—

Net cash used in investing activities	(78,637)	(75,682)

Financing activities:
Proceeds from issuance of long-term debt	27,072	42,518
Payment of long-term debt	(38,899)	(240,478)
Debt issuance fees	(462)	(648)
Proceeds from the issuance of common stock, net of underwriting discount of $11.3 million	—	171,055
Payment of other expenses for the issuance of common stock	—	(5,419)
Proceeds from issuance of ownership interests	6,421	—

Net cash used in financing activities	(5,868)	(32,972)

Effect of exchange rate changes on cash and cash equivalents	1,562	(2,244)

Increase (decrease) in cash and cash equivalents	9,095	(11,696)
Cash and cash equivalents at beginning of period	152,964	147,808

Cash and cash equivalents at end of period	$162,059	$136,112

Supplemental disclosures:
Cash paid for interest, net of amounts capitalized	$99,953	$74,401
Cash paid for income taxes (net of refunds)	8,349	9,686
Non-cash investing and financing activities:
Accruals for purchases of property, plant and equipment	18,621	6,051
Accruals for debt issuance fees	1	136
Accruals related to acquisitions	676	—
Accruals for fees related to the initial public offering	—	250

See accompanying notes to condensed consolidated financial statements.

Graham Packaging Company Inc.

Notes to condensed consolidated financial statements (Unaudited)

1.	Basis of presentation

The accompanying Condensed Consolidated Financial Statements (Unaudited) of Graham Packaging Company Inc. (“GPC”), a Delaware corporation (formerly known as BMP/Graham Holdings Corporation), have been prepared in accordance with accounting principles generally accepted in the United States of America (“generally accepted accounting principles” or “GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X and therefore do not include all of the information and footnotes required by generally accepted accounting principles for complete annual financial statements. All entities and assets owned by GPC are referred to collectively with GPC as the “Company.” Graham Packaging Holdings Company, a subsidiary which is 96.2% owned by GPC and for which GPC holds 100% of the general partnership interest, is referred to as “Holdings.” Graham Packaging Company, L.P., Holdings’ wholly-owned subsidiary, is referred to as the “Operating Company.” In the opinion of the management of the Company, all adjustments (consisting only of usual recurring adjustments considered necessary for a fair presentation) are reflected in the Condensed Consolidated Financial Statements (Unaudited). The Condensed Consolidated Balance Sheet (Unaudited) as of December 31, 2010, is derived from audited financial statements. The Condensed Consolidated Financial Statements (Unaudited) and notes included in this report should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2010. The results of operations for the six months ended June 30, 2011, are not necessarily indicative of the results to be expected for the full year ending December 31, 2011.

Recent accounting pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”).” This pronouncement was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and IFRS. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements, particularly for level 3 fair value measurements. This pronouncement is effective for reporting periods beginning on or after December 15, 2011. The Company is evaluating the impact that the adoption of ASU 2011-04 will have on its financial statements, but does not expect that the adoption will have a material impact.

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income.” ASU 2011-05 eliminates the option to report other comprehensive income and its components in the statement of changes in stockholders’ equity and requires an entity to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement or in two separate but consecutive statements. This pronouncement is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company is evaluating the impact that the adoption of ASU 2011-05 will have on its financial statements, but does not expect that the adoption will have a material impact.

Management has determined that all other recently issued accounting pronouncements will not have a material impact on the Company’s financial statements, or do not apply to the Company’s operations.

Noncontrolling interests

The Company attributes earnings and losses of Holdings to the noncontrolling interests of Holdings based on the noncontrolling interests’ relative unit ownership percentages. Accumulated income attributable to the noncontrolling interests is included in a separate component of equity (deficit).

Graham Packaging Company Inc.

Notes to condensed consolidated financial statements (Unaudited) (Continued)

1.	Basis of presentation (continued)

Subsequent Events

The Company has evaluated subsequent events that have occurred after the balance sheet date but before the financial statements were available to be issued, which the Company considers to be the date of filing with the Securities and Exchange Commission.

2.	Acquisition

Purchase of liquid entities

On September 23, 2010, the Company acquired the Liquid Entities (as defined below) from each of the limited partners (the “Liquid Limited Partners”) of Liquid Container L.P. (currently known as “Graham Packaging LC, L.P.”) (“Liquid L.P.”) and each of the stockholders (the “Stockholders”) of (i) Liquid Container Inc. (“Liquid”), a Delaware corporation, (ii) CPG-L Holdings, Inc. (“CPG”), a Delaware corporation, and (iii) WCK-L Holdings, Inc. (“WCK” and, together with Liquid and CPG, the “Liquid General Partners”), a Delaware corporation. Liquid L.P. and the Liquid General Partners are collectively referred to as the “Liquid Entities.” The Company purchased all the shares from the Stockholders and all of the limited partnership units from the Liquid Limited Partners (collectively, the “Liquid Acquisition”) for approximately $564.3 million, subject to a potential working capital adjustment.

Under the acquisition method of accounting, the results of the acquired operation are included in the financial statements of the Company beginning on September 23, 2010. The Liquid Entities, which employ approximately 1,000 employees, have operations in 13 plants located across the United States.

The Liquid Entities are custom blow molded plastic container manufacturers based in West Chicago, Illinois, that primarily service food and household product categories. In the food product category, the Liquid Entities produce packaging for peanut butter, mayonnaise, coffee, creamer, cooking oil, nuts, instant drink mixes and other food items. The household product category consists of containers for bleach, laundry detergent, spray cleaners, automotive cleaning products, drain cleaners and other consumer-based household products. The Liquid Entities utilize high density polyethylene, polyethylene terephthalate and polypropylene resins to manufacture their containers.

The Liquid Acquisition represents a strategically important acquisition for the Company as it expanded the Company’s customer reach within its existing food and consumer products end markets while providing it with additional technological capabilities and an expansion of its geographical reach. The Liquid Acquisition significantly increased the size and scope of the Company’s operations, particularly in the food product category, and provides the Company with considerable opportunities to convert new products to plastic containers. The Liquid Entities have been a leader in custom blow molded plastic containers used in cold-fill applications and have new hot-fill technologies, which complement the Company’s technologies, and which management believes can help drive new conversions. The Liquid Entities have a similar financial profile to that of the Company, as they use technology to serve their customer base with innovative and cost effective packaging solutions. Management believes the combined purchasing power can yield savings in freight, energy, outside services, leased equipment and miscellaneous raw materials such as packaging, pallets, shrink wrap and spare parts. Additionally, management has eliminated overlapping corporate functions and expenses.

The initial purchase price has been allocated to assets acquired and liabilities assumed based on estimated fair values. The purchase price allocation is preliminary pending a final determination of the purchase price and a final valuation of the assets and liabilities, including a final valuation of property, plant and equipment, intangible assets and the impact on taxes of any adjustments to such valuations, all necessary to account for the acquisition in accordance with FASB Accounting Standards Codification (“ASC”) 805, “Business Combinations.” For purposes of allocating the total purchase price, assets acquired and liabilities assumed are

Graham Packaging Company Inc.

Notes to condensed consolidated financial statements (Unaudited) (Continued)

2.	Acquisition (continued)

recorded at their estimated fair values. The initial allocated fair value of assets acquired and liabilities assumed, and subsequent adjustments, are summarized as follows (in thousands):

	As
	originally	Cumulative	Adjusted
	presented	adjustments	balance

Cash	$1,184	$—	$1,184
Accounts receivable	36,858	(144)	36,714
Inventories	35,029	136	35,165
Prepaid expenses and other current assets	1,247	40	1,287

Total current assets	74,318	32	74,350
Property, plant and equipment	193,186	(11,303)	181,883
Intangible assets	156,500	(600)	155,900
Goodwill	201,437	14,140	215,577

Total assets acquired	625,441	2,269	627,710
Less liabilities assumed	61,140	2,269	63,409

Net cost of acquisition	$564,301	$—	$564,301

The adjustments set forth above include an adjustment to goodwill of approximately $6.5 million and $12.1 million for the three and six months ended June 30, 2011, respectively, related primarily to adjustments to fixed assets and the recognition of deferred revenue. The adjustments for the three and six months ended June 30, 2011, and in the aggregate since the acquisition, did not materially impact previously reported results of operations or cash flows. As a result, prior period financial statements have not been retrospectively adjusted.

The allocation set forth above is based on management’s estimate of the fair values using valuation techniques including the income, cost and market approaches. The amount allocated to intangible assets represents the estimated fair values of technologies of $58.2 million, customer relationships of $89.7 million, trade names of $5.0 million and non-compete agreement of $3.0 million. These intangible assets are being amortized on a straight-line basis over weighted-average estimated remaining lives of 11 years, 14 years, 3 years and 2 years for technologies, customer relationships, trade names and non-compete agreement, respectively, reflecting the expected future benefit periods of these intangible assets. Goodwill of $280.3 million is expected to be deductible for tax purposes. Acquired property, plant and equipment are being depreciated on a straight-line basis with estimated remaining lives up to 20 years. The initial purchase price allocations set forth above are based on all information available to the Company at the present time and are subject to change due to additional working capital adjustments and finalization of fair value calculations, and such changes could be material. The goodwill for the Liquid Entities is disclosed within the North American segment in Note 17.

The purchase agreement related to the Liquid Entities contains a stated purchase price of $568.0 million, plus cash on hand, minus certain indebtedness, resulting in a payment by the Company of $564.3 million on September 23, 2010, subject to a potential working capital adjustment. Included in this amount was a payment of $208.2 million to satisfy existing indebtedness of the Liquid Entities, including accrued interest, then outstanding. The Company and the sellers are in the process of finalizing the working capital adjustment and this adjustment could be material.

During the six months ended June 30, 2011, the Company incurred legal, professional and advisory costs directly related to the acquisition totaling $0.3 million. All such costs are included in selling, general and

Graham Packaging Company Inc.

Notes to condensed consolidated financial statements (Unaudited) (Continued)

2.	Acquisition (continued)

administrative expenses on the Condensed Consolidated Statement of Operations (Unaudited) for the six months ended June 30, 2011. Deferred financing fees incurred in connection with issuing debt related to the acquisition totaled $13.8 million and are reflected in other non-current assets on the Condensed Consolidated Balance Sheet (Unaudited) as of June 30, 2011.

Net sales of the Liquid Entities included in the Company’s consolidated results of operations totaled $201.2 million for the six months ended June 30, 2011.

Pro forma information

The following table sets forth unaudited pro forma results of operations, assuming that the above acquisition had taken place at January 1, 2010:

	Three months ended	Six months ended
	June 30, 2010	June 30, 2010
	(In millions, except per share data)

Net sales	$752	$1,429
Net income attributable to Graham Packaging Company Inc. stockholders	$26	$14
Basic net income attributable to Graham Packaging Company Inc. stockholders per share	$0.42	$0.23

These unaudited pro forma results of operations have been prepared for comparative purposes only and include certain adjustments, such as additional depreciation and amortization expense as a result of a step-up in the basis of fixed assets and intangible assets, increased interest expense on acquisition debt and related tax effects. They do not purport to be indicative of the results of operations which actually would have resulted had the combination been in effect at January 1, 2010, or of future results of operations of the entity.

3.	Accounts receivable, net

Accounts receivable, net are presented net of an allowance for doubtful accounts of $1.8 million and $1.7 million as of June 30, 2011, and December 31, 2010. Management performs ongoing credit evaluations of its customers and generally does not require collateral.

4.	Concentration of credit risk

For the six months ended June 30, 2011 and 2010, 64.1% and 72.2% of the Company’s net sales, respectively, were generated by its top twenty customers. No customer had sales exceeding 10% of total sales for the six months ended June 30, 2011. The Company’s sales to PepsiCo, Inc., the Company’s largest customer, were 10.2% of total sales for the six months ended June 30, 2010. All of these sales were made in North America.

The Company had $220.1 million and $112.3 million of accounts receivable from its top twenty customers as of June 30, 2011, and December 31, 2010, respectively.

Graham Packaging Company Inc.

Notes to condensed consolidated financial statements (Unaudited) (Continued)

5.	Inventories

Inventories, stated at the lower of cost or market, consisted of the following:

	June 30,	December 31,
	2011	2010
	(In thousands)

Finished goods	$182,226	$162,136
Raw materials	90,104	85,030

Total	$272,330	$247,166

6.	Property, plant and equipment, net

A summary of property, plant and equipment, net is presented in the following table:

	Expected
	useful	June 30,	December 31,
	lives	2011	2010
	(In years)	(In thousands)

Land		$53,246	$52,651
Buildings and improvements	7-31.5	285,035	280,222
Machinery and equipment(1)	2-15	1,514,896	1,463,614
Molds and tooling	3-5	346,630	321,254
Furniture and fixtures	7	6,668	6,574
Computer hardware and software	3-7	42,567	41,843
Construction in progress		94,005	82,439

Property, plant and equipment		2,343,047	2,248,597
Less: accumulated depreciation and amortization		1,135,454	1,045,455

Property, plant and equipment, net		$1,207,593	$1,203,142

(1)	Includes longer-lived machinery and equipment of approximately $1,456.5 million and $1,407.0 million as of June 30, 2011, and December 31, 2010, respectively, having estimated useful lives, when purchased new, ranging from 8 to 15 years; and shorter-lived machinery and equipment of approximately $58.4 million and $56.6 million as of June 30, 2011, and December 31, 2010, respectively, having estimated useful lives, when purchased new, ranging from 2 to 8 years.

Depreciation expense, including depreciation expense on assets recorded under capital leases, for the three months ended June 30, 2011 and 2010, was $44.7 million and $37.1 million, respectively, and for the six months ended June 30, 2011 and 2010, was $91.2 million and $73.8 million, respectively.

The Company capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of these assets. Interest capitalized for the six months ended June 30, 2011 and 2010, was $3.4 million and $2.1 million, respectively.

The Company closed its plant located in Edison, New Jersey in 2008. The land and building at this location, having a carrying value of $6.6 million, are deemed to be held for sale, and as such are reflected in prepaid expenses and other current assets on the Condensed Consolidated Balance Sheets (Unaudited) as of June 30, 2011, and December 31, 2010.

Graham Packaging Company Inc.

Notes to condensed consolidated financial statements (Unaudited) (Continued)

7.	Intangible assets, net

The gross carrying amount and accumulated amortization of the Company’s intangible assets subject to amortization as of June 30, 2011, were as follows:

				Weighted
	Gross			average
	carrying	Accumulated		amortization
	amount	amortization	Net	period
	(In thousands)

Patented technology	$87,765	$(16,915)	$70,850	10 years
Customer relationships	125,374	(15,627)	109,747	14 years
Trade names	5,000	(1,250)	3,750	3 years
Non-compete agreements	3,511	(1,219)	2,292	2 years

Total	$221,650	$(35,011)	$186,639

The gross carrying amount and accumulated amortization of the Company’s intangible assets subject to amortization as of December 31, 2010, were as follows:

				Weighted
	Gross			average
	carrying	Accumulated		amortization
	amount	amortization	Net	period
	(In thousands)

Patented technology	$86,783	$(12,611)	$74,172	10 years
Customer relationships	124,864	(10,932)	113,932	14 years
Trade names	5,000	(417)	4,583	3 years
Non-compete agreements	3,511	(418)	3,093	2 years

Total	$220,158	$(24,378)	$195,780

Amortization expense for the three months ended June 30, 2011 and 2010, was $5.1 million and $1.2 million, respectively, and for the six months ended June 30, 2011 and 2010, was $10.3 million and $2.4 million, respectively. Remaining estimated aggregate amortization expense for 2011 is $10.2 million. The estimated aggregate amortization expense for each of the next five years ending December 31 is as follows (in thousands):

2012	$20,100
2013	18,400
2014	16,800
2015	16,400
2016	15,300

Graham Packaging Company Inc.

Notes to condensed consolidated financial statements (Unaudited) (Continued)

8.	Goodwill

The changes in the carrying amount of goodwill were as follows:

	North		South
	America	Europe	America	Asia
	segment	segment	segment	segment	Total
	(In thousands)

Balance at January 1, 2011	$626,156	$15,449	$7	$1,452	$643,064
Adjustments to Liquid Entities purchase price allocation (see Note 2)	12,115	—	—	—	12,115
Foreign currency translation adjustments	1,718	1,320	—	38	3,076

Balance at June 30, 2011	$639,989	$16,769	$7	$1,490	$658,255

9.	Asset impairment charges

The Company continually reviews its assets for indicators of possible impairment. In the six months ended June 30, 2011, the Company identified indicators of possible impairment of certain assets in Belgium, Brazil, France, Mexico, Poland, Spain and the United States, and in the six months ended June 30, 2010, the Company identified indicators of possible impairment of certain assets in Brazil, Mexico, the United Kingdom and the United States. As a result, the Company evaluated the recoverability of these assets and determined that the undiscounted future cash flows were below the carrying value of these long-lived assets. Additionally, management had no plans to redeploy the majority of these assets. Accordingly, the Company adjusted the carrying value of these long-lived assets to their estimated fair value in accordance with the guidance under ASC 360-10-35-15, “Subsequent Measurement — Impairment or Disposal of Long-lived Assets,” resulting in impairment charges being recorded of $1.4 million and $2.5 million for the three and six months ended June 30, 2011, respectively, and $0.6 million and $2.8 million for the three and six months ended June 30, 2010, respectively.

10.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	June 30,	December 31,
	2011	2010
	(In thousands)

Accrued employee compensation and benefits	$63,830	$72,508
Accrued interest	51,109	41,241
Accrued sales allowance	21,188	24,294
Other	69,770	58,389

	$205,897	$196,432

Graham Packaging Company Inc.

Notes to condensed consolidated financial statements (Unaudited) (Continued)

11.	Debt arrangements

Long-term debt consisted of the following:

	June 30,	December 31,
	2011	2010
	(In thousands)

Term loans (net of $7.3 million and $8.9 million unamortized net discount as of June 30, 2011, and December 31, 2010, respectively)	$1,926,544	$1,934,707
Revolver	—	—
Foreign and other revolving credit facilities	7,066	6,126
Senior notes due 2017 (net of $2.6 million and $2.9 million unamortized discount as of June 30, 2011, and December 31, 2010, respectively)	250,759	250,523
Senior notes due 2018	250,000	250,000
Senior subordinated notes	375,000	375,000
Capital leases	962	1,514
Other	12,252	14,961

	2,822,583	2,832,831
Less amounts classified as current (net of $3.8 million unamortized net discount as of each of June 30, 2011, and December 31, 2010)	31,599	34,007

Total	$2,790,984	$2,798,824

As of June 30, 2011, the credit agreement, as amended, consisted of a senior secured term loan of $1,016.4 million ($1,027.6 million aggregate outstanding principal amount less $11.2 million unamortized discount) due April 5, 2014 (“Term Loan C”) and a senior secured term loan of $910.1 million ($906.2 million aggregate outstanding principal amount plus $3.9 million unamortized premium) (“Term Loan D” and, together with the Term Loan C, the “Term Loans”), to the Operating Company and GPC Capital Corp. I (“CapCo I”), and a $124.8 million senior secured revolving credit facility (the “Revolver” and, together with the Term Loans, the “Credit Agreement”) that will expire on October 1, 2013, and with availability of $109.1 million (as reduced by $15.7 million of outstanding letters of credit). The Term Loan D will mature on the earliest of (i) September 23, 2016, (ii) the date that is 91 days prior to the maturity of the Company’s 8.25% senior notes due January 2017 if such senior notes have not been repaid or refinanced in full by such date or (iii) the date that is 91 days prior to the maturity of the Company’s 9.875% senior subordinated notes due October 2014 if such senior notes have not been repaid or refinanced in full by such date. The obligations of the Operating Company and CapCo I under the Credit Agreement are guaranteed by Holdings and certain domestic subsidiaries of the Operating Company. The Term Loans are payable in quarterly installments and require payments of $9.8 million in the remainder of 2011, $19.6 million in 2012, $19.7 million in 2013, $1,010.5 million in 2014, $9.1 million in 2015 and $865.1 million thereafter (disregarding any further mandatory or voluntary prepayments that may reduce such scheduled amortization payments).

Interest under the Credit Agreement is payable at (a) the “Adjusted Alternate Base Rate” (the higher of (x) the Prime Rate plus a margin of 3.25%; (y) the Federal Funds Rate plus a margin of 3.75%; or (z) the one-month Eurodollar Rate, subject to a floor of 2.50% for the Term Loan C and Revolver and 1.75% for the Term Loan D, plus a margin of 4.25%); or (b) the Eurodollar Rate, subject to a floor of 2.50% for the Term Loan C and Revolver and 1.75% for the Term Loan D, plus a margin of 4.25%. A commitment fee of 0.75% is due on the unused portion of the Revolver.

Graham Packaging Company Inc.

Notes to condensed consolidated financial statements (Unaudited) (Continued)

11.	Debt arrangements (continued)

The Credit Agreement contains certain affirmative and negative covenants as to the operations and financial condition of the Company, as well as certain restrictions on the payment of dividends and other distributions by the Operating Company to Holdings. As of June 30, 2011, the Company was in compliance with all covenants.

Substantially all domestic tangible and intangible assets of the Company are pledged as collateral pursuant to the terms of the Credit Agreement.

As of June 30, 2011, and December 31, 2010, the Company had outstanding $250.0 million aggregate principal amount of 8.25% senior unsecured notes due 2018 (“Senior Notes due 2018”), $253.4 million aggregate principal amount of 8.25% senior unsecured notes due 2017 (“Senior Notes due 2017” and, together with the Senior Notes due 2018, the “Senior Notes”) and $375.0 million aggregate principal amount of 9.875% senior subordinated notes due 2014 (“Senior Subordinated Notes” and, together with the Senior Notes, the “Notes”) co-issued by the Operating Company and CapCo I. The Notes are unconditionally guaranteed, jointly and severally, by Holdings and certain domestic subsidiaries of the Operating Company and mature on October 7, 2014 (Senior Subordinated Notes), January 1, 2017 (Senior Notes due 2017), and October 1, 2018 (Senior Notes due 2018). Interest on the Senior Subordinated Notes is payable semi-annually at 9.875% per annum and interest on the Senior Notes due 2017 and the Senior Notes due 2018 is payable semi-annually at 8.25% per annum.

In the event that a party acquires beneficial ownership representing voting power in Holdings greater than the voting power represented by the interests beneficially owned by Blackstone (as defined herein) through shares of the Company’s common stock, such as the contemplated merger of the Company with a subsidiary of Reynolds Group Holdings Limited (as further described in Note 24), an event of default under the Credit Agreement will be triggered. Upon the occurrence of an event of default under the Credit Agreement, the lenders will not be required to lend any additional amounts or could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable, which could result in an event of default under the Company’s other debt instruments. If the Company were unable to repay those amounts, the lenders under the Credit Agreement could proceed against the collateral granted to them to secure that indebtedness. The Company has pledged a significant portion of its assets as collateral under the Credit Agreement. If the lenders under the Credit Agreement accelerate the repayment of borrowings, the Company may not have sufficient assets to repay the Credit Agreement and the Company’s other indebtedness or be able to borrow sufficient funds to refinance such indebtedness. Even if the Company is able to obtain new financing, it may not be on commercially reasonable terms, or terms that are acceptable to the Company.

Under the indentures governing the Notes, upon the occurrence of specific kinds of change of control events, such as the contemplated merger of the Company with a subsidiary of Reynolds Group Holdings Limited (as further described in Note 24), the Company will be required to offer to repurchase all outstanding Notes at 101% of their principal amount plus accrued and unpaid interest, unless such Notes have been previously called for redemption. As further described in Note 25, on July 7, 2011, the Company commenced tender offers for any and all of the Notes and solicited consents of holders of each series of Notes to make certain amendments to the indentures governing the Notes, including with respect to the requirement to make a change of control offer for the Notes. On July 19, 2011, the Company announced that it had received the requisite consents from holders of the Senior Subordinated Notes to adopt the proposed amendments and accordingly, if the Merger (as defined herein) is completed, the Company will not be required to offer to repurchase the outstanding Senior Subordinated Notes as a result of the Merger; however, the Company has not received the requisite consents for the Senior Notes and therefore would be required to make a change of control offer for the Senior Notes upon the completion of the Merger, which would be funded by Reynolds Group Holdings Limited. The issuers’ failure to repurchase the Notes upon a change of control would cause a

Graham Packaging Company Inc.

Notes to condensed consolidated financial statements (Unaudited) (Continued)

11.	Debt arrangements (continued)

default under the applicable indenture and a cross default under the senior secured credit facilities and the other indentures.

12.	Fair value measurement

The following methods and assumptions were used to estimate the fair values of each class of financial instruments:

Cash and cash equivalents, accounts receivable and accounts payable

The fair values of these financial instruments approximate their carrying amounts.

Long-term debt

The Company’s long-term debt consists of both variable-rate and fixed-rate debt. The fair values of the Company’s long-term debt were based on market price information. The Company’s variable-rate debt, including the Company’s Credit Agreement, totaled $1,940.8 million (net of $7.3 million unamortized net discount) and $1,951.3 million (net of $8.9 million unamortized net discount) at June 30, 2011, and December 31, 2010, respectively. The fair value of this long-term debt, including the current portion, was approximately $1,954.1 million and $1,977.1 million at June 30, 2011, and December 31, 2010, respectively. The Company’s fixed-rate debt, including $253.4 million of Senior Notes due 2017, $250.0 million of Senior Notes due 2018 and $375.0 million of Senior Subordinated Notes, totaled $881.8 million (net of $2.6 million unamortized discount) and $881.5 million (net of $2.9 million unamortized discount) at June 30, 2011, and December 31, 2010, respectively. The fair value of this long-term debt, including the current portion, was approximately $951.1 million and $915.1 million at June 30, 2011, and December 31, 2010, respectively.

Derivatives

The Company established the following fair value hierarchy that prioritizes the inputs used to measure fair value, in accordance with the guidance under ASC 820-10, “Fair Value Measurements and Disclosures”:

Level 1:  Inputs are quoted prices in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:  Inputs include the following:

a) Quoted prices in active markets for similar assets or liabilities.

b) Quoted prices in markets that are not active for identical or similar assets or liabilities.

c) Inputs other than quoted prices that are observable for the asset or liability.

d) Inputs that are derived primarily from or corroborated by observable market data by correlation or other means.

Level 3:  Inputs are unobservable inputs for the asset or liability.

Graham Packaging Company Inc.

Notes to condensed consolidated financial statements (Unaudited) (Continued)

12.	Fair value measurement (continued)

Recurring fair value measurements

The following table presents the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of June 30, 2011, by level within the fair value hierarchy:

	Fair value measurements using
	Level 1	Level 2	Level 3
	(In thousands)

Assets:
Foreign currency exchange contracts	$—	$87	$—
Liabilities:
Interest rate swap agreements	$—	$1,310	$—
Foreign currency exchange contract	—	30	—

The following table presents the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2010, by level within the fair value hierarchy:

	Fair value measurements using
	Level 1	Level 2	Level 3
	(In thousands)

Liabilities:
Interest rate swap agreements	$—	$7,813	$—
Foreign currency exchange contracts	—	9	—

The fair values of the Company’s derivative financial instruments are observable at commonly quoted intervals for the full term of the derivatives and therefore considered level 2 inputs.

Non-recurring fair value measurements

The Company has real estate located in Edison, New Jersey that is held for sale. The aggregate carrying value of these assets at June 30, 2011, was $6.6 million, which is less than the fair value of these assets and therefore resulted in no impairment charge for these assets. The determination of fair value included certain unobservable inputs, which reflect the Company’s assumptions regarding how market participants would price these assets in the marketplace, and therefore are considered level 3 inputs. The fair value of this real estate was based on offers received from potential buyers.

The Company recorded impairment charges of $1.4 million and $2.5 million for the three and six months ended June 30, 2011, respectively, for long-lived assets in Belgium, Brazil, France, Mexico, Poland, Spain and the United States whose carrying values exceeded fair values. The Company recorded impairment charges of $0.6 million and $2.8 million for the three and six months ended June 30, 2010, respectively, for long-lived assets in Brazil, Mexico, the United Kingdom and the United States whose carrying values exceeded fair values. Fair values for these assets were based on projected future cash flows, discounted using either a risk-free rate or a risk-adjusted rate, which the Company considers level 3 inputs.

13.	Derivative financial instruments

The Company’s business and activities expose it to a variety of market risks, including risks related to changes in interest rates, foreign currency exchange rates and commodity prices. These financial exposures are monitored and managed by the Company as an integral part of its market risk management program. This program recognizes the unpredictability of financial markets and seeks to reduce the potentially adverse effects that market volatility could have on operating results. As part of its market risk management strategy, the

Graham Packaging Company Inc.

Notes to condensed consolidated financial statements (Unaudited) (Continued)

13.	Derivative financial instruments (continued)

Company uses derivative instruments to protect cash flows from fluctuations caused by volatility in interest rates, foreign currency exchange rates and commodity prices.

Cash flow hedges

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on derivatives representing hedge ineffectiveness, if any, are recognized in current earnings.

At June 30, 2011, and December 31, 2010, the Company had foreign currency exchange contracts outstanding for the purchase of pound sterling, euros and zloty in an aggregate amount of $3.8 million and pound sterling and U.S. dollars in an aggregate amount of $2.2 million, respectively. These foreign currency exchange contracts are accounted for as cash flow hedges and are highly effective as defined by ASC 815, “Derivatives and Hedging.”

The maximum term over which the Company is hedging exposures to the variability of cash flows (for all forecasted transactions, excluding interest payments on variable-rate debt) is 12 months.

Derivatives not designated as hedging instruments

During the first quarter of 2009, the Company elected to roll over its senior secured term loan in one-month increments to reduce its cash interest, as opposed to continuing to roll over its senior secured term loan in three-month increments to match the terms of its interest rate collar agreements. The Company had therefore discontinued hedge accounting for its interest rate collar and swap agreements. The amount recorded in accumulated other comprehensive income (loss) as of that date was being recognized as interest expense over the period in which the previously hedged activity continued to occur. Changes in the fair value of the interest rate collar and swap agreements from that date were also being recognized as interest expense. As a result of the refinancing of the Credit Agreement that enabled the Company to purchase the Liquid Entities on September 23, 2010, the Company wrote off the remaining unamortized amount in accumulated other comprehensive income (loss).

Financial instruments are not held by the Company for trading purposes.

The notional amounts of the Company’s derivative instruments outstanding were as follows:

	June 30,	December 31,
	2011	2010
	(In thousands)

Derivatives designated as hedges:
Foreign currency exchange contracts	$3,825	$2,222

Total derivatives designated as hedges	$3,825	$2,222

Derivatives not designated as hedges:
Interest rate swap agreements	$350,000	$350,000

Total derivatives not designated as hedges	$350,000	$350,000

Graham Packaging Company Inc.

Notes to condensed consolidated financial statements (Unaudited) (Continued)

13.	Derivative financial instruments (continued)

The fair values of the Company’s derivative instruments outstanding were as follows:

		June 30,	December 31,
	Balance sheet location	2011	2010
		(In thousands)

Asset derivatives:
Derivatives designated as hedges:
Foreign currency exchange contracts	Prepaid expenses and other current assets	$87	$—

Total derivatives designated as hedges		87	—

Total asset derivatives		$87	$—

Liability derivatives:
Derivatives designated as hedges:
Foreign currency exchange contracts	Accrued expenses and other current liabilities	$30	$9

Total derivatives designated as hedges		30	9

Derivatives not designated as hedges:
Interest rate swap agreements	Accrued expenses and other current liabilities	1,310	7,813

Total derivatives not designated as hedges		1,310	7,813

Total liability derivatives		$1,340	$7,822

Graham Packaging Company Inc.

Notes to condensed consolidated financial statements (Unaudited) (Continued)

13.	Derivative financial instruments (continued)

The gains and losses on the Company’s derivative instruments during the three and six months ended June 30, 2011, were as follows:

	Amount of gain or			Amount of gain or
	(loss) recognized			(loss) reclassified from
	in AOCI (a)			AOCI into income
	(effective portion)			(effective portion)
	for the			for the
	period ended			period ended
	June 30,		Income statement	June 30,
	2011		classification	2011
	Three	Six		Three	Six
	months	months		months	months
	(In thousands)			(In thousands)

Derivatives designated as hedges:
Cash flow hedges:
Foreign currency exchange contracts	$258	$429	Other expense (income), net	$6	$43

Total derivatives designated as hedges	$258	$429		$6	$43

		Amount of gain or
		(loss) recognized in
		income for the
		period ended
		June 30,
		2011
		Three	Six
		months	months
		(In thousands)

Derivatives not designated as hedges:
Interest rate swap agreements	Interest expense	$(52)	$(155)

Total derivatives not designated as hedges		$(52)	$(155)

(a)	Accumulated other comprehensive income (loss) (“AOCI”).

Graham Packaging Company Inc.

Notes to condensed consolidated financial statements (Unaudited) (Continued)

13.	Derivative financial instruments (continued)

The gains and losses on the Company’s derivative instruments during the three and six months ended June 30, 2010, were as follows:

	Amount of Gain or			Amount of Gain or
	(Loss) Recognized			(Loss) Reclassified from
	in AOCI (a)			AOCI into Income
	(Effective Portion)			(effective portion)
	for the			for the
	period ended			period ended
	June 30,		Income statement	June 30,
	2010		classification	2010
	Three	Six		Three	Six
	Months	Months		Months	Months
	(In thousands)			(In thousands)

Derivatives designated as hedges:
Cash flow hedges:
Foreign currency exchange contract	$(21)	$(110)	Other expense (income), net	$(21)	$(110)

Total derivatives designated as hedges	$(21)	$(110)		$(21)	$(110)

		Amount of Gain or
		(Loss) Recognized in
		Income for the
		period ended
		June 30,
		2010
		Three	Six
		months	months
		(In thousands)

Derivatives not designated as hedges:
Interest rate collar agreements	Interest expense	$—	$(86)
Interest rate swap agreements	Interest expense	(2,499)	(7,027)

Total derivatives not designated as hedges		$(2,499)	$(7,113)

14.	Income taxes

The Company accounts for income taxes in accordance with ASC 740, “Accounting for Income Taxes.” Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates. Pursuant to the requirements of ASC 740-10-30, “Establishment of a Valuation Allowance for Deferred Tax Assets,” the Company assesses the realizability of deferred tax assets based on an evaluation of positive and negative evidence of future taxable income. In making this determination, the Company considers all available positive and negative evidence and makes certain assumptions. The Company considers, among other things, the nature and amount of deferred tax liabilities, historical earnings and losses, expected taxable income and current and future tax planning strategies. During the six months ended June 30, 2011, the valuation allowance increased by $17.4 million primarily as a result of increases to deferred tax assets related to fair value adjustments to the tax basis of property in the Company’s partnership investment.

For the six months ended June 30, 2011, the effective tax rate was higher than the U.S. federal statutory rate for corporations primarily due to significant nondeductible expenses related to the income tax receivable agreements (as further discussed in Note 15) and the proposed merger, certain foreign earnings subject to tax

Graham Packaging Company Inc.

Notes to condensed consolidated financial statements (Unaudited) (Continued)

14.	Income taxes (continued)

in multiple jurisdictions and increases in deferred tax liabilities associated primarily with tax amortization of goodwill.

The Company had $58.1 million of Unrecognized Tax Benefits (“UTB”), exclusive of interest and penalties, as of June 30, 2011. For the six months ended June 30, 2011, the Company recorded a net increase in UTB of $1.2 million, exclusive of interest and penalties. At June 30, 2011, the Company had long-term deferred income tax assets of $14.5 million that offset the UTB. As of June 30, 2011, the Company had recorded additional UTB of $5.2 million related to interest and penalties. The Company does not expect a significant change in the UTB balance in the next twelve months. Approximately $3.7 million of UTB at June 30, 2011, if recognized, would impact the Company’s effective tax rate.

15.	Commitments

The Company is a party to various capital and operating leases involving real property and equipment. Total rent expense for operating leases was $14.1 million and $28.2 million for the three and six months ended June 30, 2011, respectively, and $11.8 million and $24.9 million for the three and six months ended June 30, 2010, respectively.

Under the Fifth Amended and Restated Limited Partnership Agreement and the Amended and Restated Monitoring Agreement (the “Monitoring Agreement”), the Company was obligated to make annual payments of $2.0 million and $3.0 million to affiliates of the Graham Family (defined as Graham Capital Company, GPC Investments, LLC and Graham Alternative Investment Partners I, LP or affiliates thereof or other entities controlled by Donald C. Graham and his family) and Blackstone (defined as Blackstone Capital Partners III Merchant Banking Fund L.P., Blackstone Offshore Capital Partners III L.P. and Blackstone Family Investment Partnership III L.P. or affiliates thereof), respectively. The Company has terminated the Monitoring Agreement and is no longer obligated to make payments under the Monitoring Agreement. As a result, as of February 10, 2010, the Company is only obligated to make annual payments of $1.0 million to affiliates of the Graham Family for ongoing management and advisory services under the Sixth Amended and Restated Limited Partnership Agreement. See Note 19 for further discussion of the Company’s obligations under these agreements.

In connection with the initial public offering (“IPO”), on February 10, 2010, GPC entered into separate Income Tax Receivable Agreements (“ITRs”) with its pre-IPO stockholders (e.g. Blackstone, management and other stockholders) and with GPC Holdings, L.P., an affiliate of the Graham Family. The agreements provide for the payment by GPC of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that is actually realized (or is deemed to be realized in the case of an early termination or change in control as further described in the ITRs) as a result of the utilization of net operating losses attributable to periods prior to the IPO, and any increase to the tax basis of the assets of the Company related to (1) the 1998 acquisition of Holdings and (2) current and future exchanges by the Graham Family of their limited partnership units for common stock of GPC pursuant to the Exchange Agreement, and of certain other tax benefits related to GPC’s entering into the ITRs, including tax benefits attributable to payments under the ITRs. Payments under the ITRs are not conditioned upon these parties’ continued ownership of the Company or Holdings.

Excluding the potential impact of the Merger (as defined herein) discussed in Note 24, the Company expects that future payments under the ITRs will aggregate to between $200.0 million and $235.0 million. This range includes payments under the ITRs resulting from the Graham Family’s exchange of 4,930,663 limited partnership units through June 30, 2011. Additional payments under the ITRs for tax basis step-ups relating to future exchanges by the Graham Family of their remaining 2,657,358 limited partnership units in Holdings for GPC common stock is dependent upon the timing and value of such exchanges, and is not

Graham Packaging Company Inc.

Notes to condensed consolidated financial statements (Unaudited) (Continued)

15.	Commitments (continued)

reflected in the above range. This range is based on the Company’s assumptions considering various inputs, including valuation analysis and historical tax basis amounts. The Company will recognize obligations based on the amount of recorded net deferred income tax assets recognized at each balance sheet date, and subject to the ITRs. Changes in the recorded net deferred income tax assets that are subject to the ITRs obligations will result in changes in the ITRs obligations, and such changes will be recorded as other income or expense. As of June 30, 2011, the value of the ITRs obligations was $24.0 million. Because GPC is a holding company with no operations of its own, its ability to make payments under the ITRs is dependent on Holdings’ ability to make distributions. Upon the effective date of the respective ITRs, the Company recorded an initial obligation of $6.5 million, which was recognized as a reduction of additional paid-in capital. The Company recorded $8.0 million and $3.6 million in non-operating expense related to the increase in the ITRs obligations for the three months ended June 30, 2011 and 2010, respectively, and $12.6 million and $4.9 million for the six months ended June 30, 2011 and 2010, respectively. No payments have been made under the ITRs since their inception. At the closing of the Merger, the surviving corporation will be required to make a cash payment of $245 million to GPC’s pre-IPO stockholders (e.g. Blackstone, management and other stockholders) and the Graham Family pursuant to change in control provisions in the ITRs.

16.	Contingencies and legal proceedings

On November 3, 2006, the Company filed a complaint with the Supreme Court of the State of New York, New York County, against Owens-Illinois, Inc. and OI Plastic Products FTS, Inc. (collectively, “OI”). The complaint alleges certain misrepresentations by OI in connection with the Company’s 2004 purchase of the blow molded plastic container business of Owens-Illinois, Inc. and seeks damages in excess of $30 million. In December 2006, OI filed an Answer and Counterclaim, seeking to rescind a Settlement Agreement entered into between OI and the Company in April 2005, and disgorgement of more than $39 million paid by OI to the Company in compliance with that Settlement Agreement. The Company filed a Motion to Dismiss the Counterclaim in July 2007, which was granted by the Court in October 2007. On August 1, 2007, the Company filed an Amended Complaint to add additional claims seeking indemnification from OI for claims made against the Company by former OI employees pertaining to their pension benefits. These claims arise from an arbitration between the Company and Glass, Molders, Pottery, Plastic & Allied Workers, Local #171 (the “Union”) that resulted in an award on April 23, 2007, in favor of the Union. The Arbitrator ruled that the Company had failed to honor certain pension obligations for past years of service to former employees of OI, whose seven Union-represented plants were acquired by the Company in October 2004. In the Amended Complaint, the Company maintains that under Section 8.2 of the Stock Purchase Agreement between the Company and OI, OI is obligated to indemnify the Company for any losses associated with differences in the two companies’ pension plans including any losses incurred in connection with the Arbitration award. The litigation is proceeding.

The Company is aware of two lawsuits relating to the merger agreement with Silgan Holdings Inc. (“Silgan”), which have been consolidated and the plaintiffs are now seeking to amend their complaints to challenge the merger agreement with Reynolds (as defined herein).

On April 25, 2011, James Gipson, a purported stockholder of the Company, filed a purported class action lawsuit in the Court of Common Pleas of York County, Pennsylvania against the Company, its directors and Silgan challenging the proposed merger between Silgan and the Company. On June 1, 2011, Phyllis Sciborowski, a purported stockholder of the Company, filed a purported class action and derivative lawsuit relating to the merger agreement with Silgan in the Court of Common Pleas of York County, Pennsylvania against the Company, its directors and Silgan. On July 21, 2011, the Court of Common Pleas of York County, Pennsylvania consolidated the Gipson and Sciborowski lawsuits. On August 2, 2011, the plaintiffs moved for leave to file an amended complaint. The proposed amended complaint asserts claims against the Company, its

Graham Packaging Company Inc.

Notes to condensed consolidated financial statements (Unaudited) (Continued)

16.	Contingencies and legal proceedings (continued)

directors, Silgan, Reynolds and Bucephalas Acquisition Corp. The proposed amended complaint alleges that the directors of the Company have breached their fiduciary duties to the Company’s stockholders by, among other things (i) failing to fully inform themselves of the Company’s market value; (ii) failing to act in the best interests of the Company’s stockholders; (iii) failing to maximize stockholder value; and (iv) failing to act in accordance with their duties of good faith, due care, and loyalty. The proposed amended complaint also alleges that the Company’s information statement filed with the Securities and Exchange Commission (“SEC”) contains material omissions. The proposed amended complaint alleges that Silgan, Reynolds and Bucephalas Acquisition Corp. aided and abetted the Company’s directors’ alleged breaches of their fiduciary duties. The proposed amended complaint also alleges that Silgan was unjustly enriched by the Company’s payment of a termination fee to Silgan. The proposed amended complaint seeks (i) a declaration that the merger agreement with Reynolds is a breach of fiduciary duties and thus unenforceable; (ii) injunctive relief to prevent the defendants from consummating the merger between the Company and Reynolds unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best available terms for the Company’s stockholders and provides all material disclosures to the Company’s stockholders; (iii) recission, to the extent already implemented, of the terms of the merger agreement with Reynolds; (iv) disgorgement from the defendants of, and a constructive trust over, the termination fee paid to Silgan, as well as legal, accounting, and other professional fees paid in connection with the Silgan merger agreement; and (v) the costs and disbursements of the purported class and derivative action, including reasonable attorneys’ and experts’ fees. The Company believes that the lawsuit is without merit and intends to defend the action vigorously.

The Company is a party to various other litigation matters arising in the ordinary course of business. The ultimate legal and financial liability of the Company with respect to such litigation cannot be estimated with certainty, but management believes, based on its examination of these matters, experience to date and discussions with counsel, that ultimate liability from the Company’s various litigation matters will not be material to the business, financial condition, results of operations or cash flows of the Company.

Graham Packaging Company Inc.

Notes to condensed consolidated financial statements (Unaudited) (Continued)

17.	Segment information

The Company is organized and managed on a geographical basis in four operating segments: North America, Europe, South America and Asia. The Company began accounting for its new Asian operations as a new operating segment as of July 1, 2010, with the acquisition of China Roots Packaging PTE Ltd. Segment information for the three and six months ended June 30, 2011 and 2010, and as of June 30, 2011, and December 31, 2010, representing the reportable segments currently utilized by the chief operating decision makers, was as follows:

		North		South
		America	Europe	America	Asia	Eliminations(a)	Total
		(In thousands)

Net sales(b)(c)	Three months ended June 30, 2011	$721,145	$64,648	$29,285	$7,471	$(1,311)	$821,238
	Three months ended June 30, 2010	574,136	54,527	24,413	—	(244)	652,832
	Six months ended June 30, 2011	1,385,121	123,626	57,890	12,956	(1,858)	1,577,735
	Six months ended June 30, 2010	1,079,290	112,791	46,861	—	(534)	1,238,408
Operating income (loss)	Three months ended June 30, 2011	$44,619	$4,930	$(340)	$(179)	$—	$49,030
	Three months ended June 30, 2010	83,844	5,693	1,267	—	—	90,804
	Six months ended June 30, 2011	113,769	11,866	(2,364)	(464)	—	122,807
	Six months ended June 30, 2010	106,507	13,043	3,580	—	—	123,130
Depreciation and	Three months ended June 30, 2011	$45,006	$4,101	$2,069	$516	$—	$51,692
amortization	Three months ended June 30, 2010	33,555	4,109	1,408	—	—	39,072
	Six months ended June 30, 2011	89,927	8,024	5,802	970	—	104,723
	Six months ended June 30, 2010	66,669	8,440	2,536	—	—	77,645
Asset impairment charges	Three months ended June 30, 2011	$229	$152	$988	$—	$—	$1,369
	Three months ended June 30, 2010	515	—	39	—	—	554
	Six months ended June 30, 2011	961	529	988	—	—	2,478
	Six months ended June 30, 2010	2,414	322	56	—	—	2,792
Interest expense, net	Three months ended June 30, 2011	$51,680	$331	$637	$142	$—	$52,790
	Three months ended June 30, 2010	40,654	307	752	—	—	41,713
	Six months ended June 30, 2011	103,118	587	1,542	279	—	105,526
	Six months ended June 30, 2010	85,123	638	1,216	—	—	86,977
Other (income) expense, net	Three months ended June 30, 2011	$(1,033)	$1,737	$(142)	$(351)	$—	$211
	Three months ended June 30, 2010	(1,309)	1,829	(171)	—	—	349
	Six months ended June 30, 2011	(3,429)	3,622	(415)	(202)	—	(424)
	Six months ended June 30, 2010	(2,651)	3,352	2,511 (d)	—	—	3,212
Income tax provision (benefit)	Three months ended June 30, 2011	$13,293	$665	$801	$(119)	$—	$14,640
	Three months ended June 30, 2010	5,606	1,764	(28)	—	—	7,342
	Six months ended June 30, 2011	20,733	2,076	1,198	(363)	—	23,644
	Six months ended June 30, 2010	8,784	3,098	206	—	—	12,088
Identifiable assets(b)(c)(e)	As of June 30, 2011	$985,639	$130,492	$66,710	$24,752	$—	$1,207,593
	As of December 31, 2010	991,676	125,433	69,044	16,989	—	1,203,142
Goodwill	As of June 30, 2011	$639,989	$16,769	$7	$1,490	$—	$658,255
	As of December 31, 2010	626,156	15,449	7	1,452	—	643,064
Cash paid for property,	Six months ended June 30, 2011	$67,299	$4,889	$1,857	$6,535	$—	$80,580
plant and equipment	Six months ended June 30, 2010	50,269	8,323	17,345	—	—	75,937

(a)	To eliminate intercompany transactions.

Graham Packaging Company Inc.

Notes to condensed consolidated financial statements (Unaudited) (Continued)

17.	Segment information (continued)

(b)	The Company’s net sales for Europe include countries having significant sales as follows:

			Six months
	Three months ended		ended
	June 30,		June 30,
	2011	2010	2011	2010
	(In millions)

Poland	$15.0	$12.6	$29.1	$26.5
Belgium	13.7	12.6	26.1	26.8
Spain	7.7	6.9	14.7	14.2
France	8.6	7.0	17.2	14.7

The Company’s identifiable assets for Europe include countries having significant identifiable assets as follows:

	June 30,	December 31,
	2011	2010
	(In millions)

Poland	$34.7	$33.0
Belgium	29.3	27.2
Spain	19.9	21.0
France	22.2	20.9

(c)	The Company’s net sales for North America include sales in Mexico which totaled $56.9 million and $47.0 million for the three months ended June 30, 2011 and 2010, respectively, and $103.3 million and $86.6 million for the six months ended June 30, 2011 and 2010, respectively. Identifiable assets in Mexico totaled $77.3 million and $70.6 million as of June 30, 2011, and December 31, 2010, respectively. Substantially all of the North America reportable segment’s remaining net sales and identifiable assets are in the United States.

(d)	Beginning January 1, 2010, Venezuela’s economy is considered to be highly inflationary for accounting purposes. Accordingly, the Company has adopted the U.S. dollar as the functional currency for its Venezuelan operations. All bolivar-denominated transactions, as well as monetary assets and liabilities, are remeasured into U.S. dollars. As a result of the application of hyper-inflationary accounting requiring the revaluation of monetary assets and liabilities, the Company recorded a $2.5 million loss in other expense for the six months ended June 30, 2010. Net sales for Venezuela were $1.8 million and $3.9 million for the three and six months ended June 30, 2011, respectively, and net assets for Venezuela were less than 1.5% of the Company’s total net assets as of June 30, 2011, and December 31, 2010. As the Venezuelan operations are not significant to the overall operations of the Company, future rate changes in the bolivar would not have a significant impact on the Company’s financial statements.

(e)	Represents property, plant and equipment, net.

Graham Packaging Company Inc.

Notes to condensed consolidated financial statements (Unaudited) (Continued)

17.	Segment information (continued)

Product net sales information

The following is supplemental information on net sales by product category:

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010
	(In thousands)

Food and Beverage	$560,062	$407,819	$1,047,845	$769,752
Household	131,457	111,084	269,868	218,008
Personal Care/Specialty	43,549	40,935	85,060	82,505
Automotive Lubricants	86,170	92,994	174,962	168,143

Total Net Sales	$821,238	$652,832	$1,577,735	$1,238,408

18.	Pension plans

The components of net periodic pension cost for the Company’s defined benefit pension plans consisted of the following:

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010
	(In thousands)

Components of net periodic pension cost:
Service cost	$603	$546	$1,204	$1,094
Interest cost	1,659	1,585	3,316	3,176
Expected return on plan assets	(1,976)	(1,740)	(3,952)	(3,483)
Net amortization and deferral of prior service costs	466	396	932	790

Net periodic pension cost	$752	$787	$1,500	$1,577

The Company previously disclosed in its financial statements for the year ended December 31, 2010, that it expected to contribute $5.3 million to its pension plans in 2011. As of June 30, 2011, $2.5 million of required contributions to its pension plans has been made and the Company expects to make an additional $2.8 million of contributions in the remainder of 2011.

The Company recognized $2.4 million and $1.9 million of expense for its 401(k) plans in the second quarters of 2011 and 2010, respectively, and $5.1 million and $3.7 million of expense for its 401(k) plans in the first halves of 2011 and 2010, respectively.

19.	Transactions with related parties

The Company had transactions with entities affiliated through common ownership. The Company made payments to Graham Engineering Corporation, which is owned by the Graham Family, for equipment and related services of $1.5 million and $0.4 million for the three months ended June 30, 2011 and 2010, respectively, and $2.0 million and $1.4 million for the six months ended June 30, 2011 and 2010, respectively.

Affiliates of both the Graham Family and Blackstone have supplied management and advisory services to Holdings since 1998. The Company has recorded $0.3 million and $0.3 million of expense for these services for the three months ended June 30, 2011 and 2010, respectively, and $0.5 million and $1.0 million for the six months ended June 30, 2011 and 2010, respectively. Under the Fifth Amended and Restated Limited

Graham Packaging Company Inc.

Notes to condensed consolidated financial statements (Unaudited) (Continued)

19.	Transactions with related parties (continued)

Partnership Agreement and the Monitoring Agreement, Holdings was obligated to make annual payments of $2.0 million and $3.0 million to affiliates of the Graham Family and Blackstone, respectively. In exchange for a one-time payment of $26.3 million to Blackstone Management Partners III L.L.C. and $8.8 million to Graham Alternative Investment Partners I, LP, the parties of the Monitoring Agreement agreed to terminate such agreement in the first quarter of 2010. These amounts paid to terminate the Monitoring Agreement are reflected in selling, general and administrative expenses on the Condensed Consolidated Statement of Operations (Unaudited) for the six months ended June 30, 2010. As a result of the termination, Blackstone, the Graham Family and their affiliates have no further obligation to provide monitoring services to Holdings, and Holdings has no further obligation to make annual payments of $4.0 million, under the Monitoring Agreement. As a result, as of February 10, 2010, the Company is only obligated to make annual payments of $1.0 million to affiliates of the Graham Family for ongoing management and advisory services under the Sixth Amended and Restated Limited Partnership Agreement, until such time that the Graham Family sells more than two thirds of its original investment owned on February 2, 1998 (or common stock for which such partnership interests have been or are eligible to be exchanged), and such services would then cease.

On behalf of Blackstone, the Company made payments to a former Chief Executive Officer and Chief Financial Officer of the Operating Company on January 5, 2007, for the repurchase of all of their outstanding shares of GPC, pursuant to separation agreements dated as of December 3, 2006. Additionally, on behalf of Blackstone, the Company made a payment to a former Senior Vice President of the Operating Company on April 10, 2009, for the repurchase of all of his outstanding shares of GPC. As a result of these payments, Blackstone became the owner of these shares and owes the Company $5.0 million and $4.8 million as of June 30, 2011, and December 31, 2010, respectively, including accrued interest. This receivable is reflected in equity (deficit) on the Condensed Consolidated Balance Sheets (Unaudited).

As discussed in Note 15, in connection with the IPO, on February 10, 2010, GPC entered into separate ITRs with its pre-IPO stockholders (e.g. Blackstone, management and other stockholders) and with GPC Holdings, L.P., an affiliate of the Graham Family. The agreements provide for the payment by GPC of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that is actually realized (or is deemed to be realized in the case of an early termination or change in control as further described in the ITRs) as a result of the utilization of net operating losses attributable to periods prior to the IPO, and any increase to the tax basis of the assets of the Company related to (1) the 1998 acquisition of Holdings and (2) current and future exchanges by the Graham Family of their limited partnership units for common stock of GPC pursuant to the Exchange Agreement, and of certain other tax benefits related to GPC’s entering into the ITRs, including tax benefits attributable to payments under the ITRs.

Gary G. Michael, a member of GPC’s Board of Directors and a member of the former committee that advised Holdings and its partners, also serves on the Board of Directors of The Clorox Company, which is a large customer of the Company. Included in current assets at June 30, 2011, and December 31, 2010, were receivables from The Clorox Company of $4.6 million and $1.1 million, respectively. Included in net sales for the three months ended June 30, 2011 and 2010, were net sales to The Clorox Company of $18.2 million and $13.5 million, respectively, and for the six months ended June 30, 2011 and 2010, were $35.9 million and $24.0 million, respectively.

Pinnacle Foods, which is owned by Blackstone, is a customer of the Company. Included in net sales for the three months ended June 30, 2011 and 2010, were net sales to Pinnacle Foods of $3.5 million and $1.6 million, respectively, and for the six months ended June 30, 2011 and 2010, were $7.2 million and $3.3 million, respectively.

Graham Packaging Company Inc.

Notes to condensed consolidated financial statements (Unaudited) (Continued)

20.	Environmental matters

As a result of the Company closing its plant located in Edison, New Jersey, the Company is subject to New Jersey’s Industrial Site Recovery Act (“ISRA”). The Company acquired this facility from Owens-Illinois, Inc. in 2004. ISRA is an environmental law that specifies a process of reporting to the New Jersey Department of Environmental Protection (“NJDEP”) and, in some situations, investigating, cleaning up and/or taking other measures with respect to environmental conditions that may exist at an industrial establishment that has been shut down or is being transferred. The Company is in the process of implementing its obligations under ISRA regarding this facility. The Company has recorded a preliminary reserve in 2010 of $0.4 million for this obligation and has recorded no additional expense for the six months ended June 30, 2011. This amount may change based on results of additional investigation expected to be undertaken for NJDEP, however, the Company does not believe that such changes will have a significant impact on the results of operations.

21.	Earnings per share

The following are reconciliations of net (loss) income attributable to GPC stockholders used to calculate basic and diluted (loss) earnings per share.

The following summarizes loss per share for the three months ended June 30, 2011 (in thousands, except share and per share data):

Adjustment for
			Attributable to	potentially
			GPC	dilutive	Adjusted for
			stockholders for	options to	computation
		Attributable to	computation of	purchase	of diluted
	As	noncontrolling	basic loss	partnership	loss per
	reported	interests(1)	per share	units(2)	share

Numerator:
Net loss	$(26,604)	$(1,835)	$(28,439)	$—	$(28,439)

Denominator:
Weighted average number of GPC shares outstanding(3)(4)			66,457,589		66,457,589

			Basic		Diluted
Loss per share:
Net loss attributable to GPC stockholders			$(0.43)		$(0.43)

Graham Packaging Company Inc.

Notes to condensed consolidated financial statements (Unaudited) (Continued)

21.	Earnings per share (continued)

The following summarizes earnings per share for the three months ended June 30, 2010 (in thousands, except share and per share data):

Adjustment for
			Attributable to	potentially
			GPC	dilutive	Adjusted for
			stockholders for	options to	computation
		Attributable to	computation of	purchase	of diluted
	As	noncontrolling	basic earnings	partnership	earnings per
	reported	interests(1)	per share	units(2)	share

Numerator:
Net income	$37,800	$(4,264)	$33,536	$(671)	$32,865

Denominator:
Weighted average number of GPC shares outstanding(3)(4)			62,555,962		62,555,962

			Basic		Diluted

Earnings per share:
Net income attributable to GPC stockholders			$0.54		$0.53

The following summarizes loss per share for the six months ended June 30, 2011 (in thousands, except share and per share data):

Adjustment for
			Attributable to	potentially
			GPC	dilutive	Adjusted for
			stockholders for	options to	computation
		Attributable to	computation of	purchase	of diluted
	As	noncontrolling	basic loss	partnership	loss per
	reported	interests(1)	per share	units(2)	share

Numerator:
Net loss	$(18,506)	$(2,849)	$(21,355)	$—	$(21,355)

Denominator:
Weighted average number of GPC shares outstanding(3)(4)			65,873,577		65,873,577

			Basic		Diluted

Loss per share:
Net loss attributable to GPC stockholders			$(0.32)		$(0.32)

Graham Packaging Company Inc.

Notes to condensed consolidated financial statements (Unaudited) (Continued)

21.	Earnings per share (continued)

The following summarizes earnings per share for the six months ended June 30, 2010 (in thousands, except share and per share data):

Adjustment for
			attributable to	potentially
			GPC	dilutive	Adjusted for
			stockholders for	options to	computation
		Attributable to	computation of	purchase	of diluted
	As	noncontrolling	basic earnings	partnership	earnings per
	reported	interests(1)	per share	units(2)	share

Numerator:
Net income	$13,289	$(1,974)	$11,315	$(464)	$10,851

Denominator:
Weighted average number of GPC shares outstanding(3)(4)			57,780,042		57,780,042

			Basic		Diluted

Earnings per share:
Net income attributable to GPC stockholders			$0.20		$0.19

(1)	The allocation of earnings is based on the noncontrolling interests’ relative ownership percentage.

(2)	Holdings adjustment is based on incremental earnings that would be attributable to those potentially dilutive options to purchase partnership units on an “as-if converted” basis. For the three months ended June 30, 2011 and 2010, and the six months ended June 30, 2011 and 2010, 2,255,297, 722,112, 2,255,297 and 722,112 potential options to purchase partnership units, respectively, have been excluded as the options are either antidilutive or as a result of the related contingency not being met as of the reporting dates. Regarding the contingency, options that contain a contingency are those which vest and become exercisable upon the attainment of certain financial performance goals associated with a sale by Blackstone of 75% of its original ownership interest in the Company.

(3)	In conjunction with the IPO, and as further discussed in Note 22, the Graham Family entered into an Exchange Agreement. For the three months ended June 30, 2011 and 2010, and the six months ended June 30, 2011 and 2010, 2,692,525, 6,298,288, 2,692,525 and 6,298,288 of exchange rights, respectively, were excluded from diluted (loss) earnings per share as the effects were anti-dilutive.

(4)	For the three months ended June 30, 2011 and 2010, and the six months ended June 30, 2011 and 2010, 848,572, 803,088, 848,572 and 803,088 potential options to purchase GPC common stock, respectively, were excluded from diluted (loss) earnings per share as the effects were anti-dilutive.

22.	Capital stock and changes in equity (deficit)

On February 10, 2010, the Company completed its IPO and on February 11, 2010, its stock began trading on the New York Stock Exchange under the symbol “GRM.” In connection with the IPO, the Company, on February 4, 2010, increased the number of authorized shares of $0.01 par value common stock to 500,000,000 and of $0.01 par value preferred stock to 100,000,000, and effected a 1,465.4874-for-one stock split of its shares of common stock. On February 10, 2010, and in connection with the IPO, the Company issued 16,666,667 of its registered common stock at the initial public offering price of $10.00 per share, less underwriters discount and expenses.

Additionally, as part of the IPO, the Graham Family entered into an Exchange Agreement. Under the Exchange Agreement, the Graham Family and certain permitted transferees may, subject to specific terms, exchange their limited partnership units in Holdings for shares of the Company’s common stock at any time

Graham Packaging Company Inc.

Notes to condensed consolidated financial statements (Unaudited) (Continued)

22.	Capital stock and changes in equity (deficit) (continued)

and from time to time on a one-for-one basis, subject to customary conversion rate adjustments for splits, stock dividends and reclassifications. Under this Exchange Agreement, entities controlled by the Graham Family and certain of their permitted transferees exercised their rights in the first quarter of 2010 to exchange 1,324,900 limited partnership units of Holdings for 1,324,900 shares of the Company’s common stock. Additionally, under this Exchange Agreement, entities controlled by the Graham Family and certain of their permitted transferees exercised their rights in January 2011 to exchange 1,766,681 limited partnership units of Holdings for 1,766,681 shares of the Company’s common stock, in May 2011 to exchange 1,000,000 limited partnership units of Holdings for 1,000,000 shares of the Company’s common stock, and in June 2011 to exchange 839,082 limited partnership units of Holdings for 839,082 shares of the Company’s common stock. The Company has also entered into Management Exchange Agreements, which provide for similar rights to management to exchange limited partnership units of Holdings obtained on exercise of outstanding options for shares of the Company’s common stock.

On March 11, 2010, the underwriters of the IPO partially exercised their option to purchase additional shares of common stock from the Company and purchased 1,565,600 shares of registered common stock at the initial public offering price of $10.00 per share, less underwriters discount (the “Underwriters’ Allotment”). The Underwriters’ Allotment closed on March 16, 2010.

Changes in equity (deficit) for the six months ended June 30, 2011 and 2010, are as follows (in thousands, except share amounts):

					Notes and		Graham
					interest		Packaging
					receivable	Accumulated	Company Inc.
			Additional	Retained	for	other	stockholders’	Non-
	Common stock		paid-in	earnings	ownership	comprehensive	equity	controlling	Equity
	Shares	Amount	capital	(deficit)	interests	income (loss)	(deficit)	interests	(deficit)

Consolidated balance at January 1, 2011	63,311,512	$633	$459,422	$(977,318)	$(4,838)	$(22,508)	$(544,609)	$13,885	$(530,724)
Net (loss) income	—	—	—	(21,355)	—	—	(21,355)	2,849	(18,506)
Other comprehensive income	—	—	—	—	—	20,266	20,266	1,394	21,660
Stock compensation expense	—	—	468	—	—	—	468	30	498
Units of Holdings issued under compensation plans	—	—	—	—	—	—	—	6,421	6,421
Interest on notes receivable	—	—	—	—	(199)	—	(199)	—	(199)
Common stock issued under exchange agreements	4,443,312	45	6,483	6,011	—	2,430	14,969	(14,969)	—

Consolidated balance at June 30, 2011	67,754,824	$678	$466,373	$(992,662)	$(5,037)	$188	$(530,460)	$9,610	$(520,850)

Graham Packaging Company Inc.

Notes to condensed consolidated financial statements (Unaudited) (Continued)

22.	Capital stock and changes in equity (deficit) (continued)

					Notes and		Graham
					interest		Packaging
					receivable	Accumulated	Company Inc.
			Additional	Retained	for	other	stockholders’	Non-
	Common stock		paid-in	earnings	ownership	comprehensive	equity	controlling	Equity
	Shares	Amount	capital	(deficit)	interests	income (loss)	(deficit)	interests	(deficit)

Consolidated balance at January 1, 2010	42,998,786	$430	$297,470	$(1,032,887)	$(6,353)	$(31,123)	$(772,463)	$9,349	$(763,114)
Net income	—	—	—	11,315	—	—	11,315	1,974	13,289
Other comprehensive loss	—	—	—	—	—	(17,803)	(17,803)	(1,768)	(19,571)
Stock compensation expense	—	—	585	—	—	—	585	71	656
Interest on notes receivable	—	—	—	—	(151)	—	(151)	—	(151)
Net proceeds from issuance of common stock	18,232,267	183	162,975	—	—	—	163,158	—	163,158
Common stock issued under exchange agreements	1,324,909	13	50	857	—	2,393	3,313	(3,313)	—
Initial obligations under income tax receivable agreements	—	—	(6,500)	—	—	—	(6,500)	—	(6,500)

Consolidated balance at June 30, 2010	62,555,962	$626	$454,580	$(1,020,715)	$(6,504)	$(46,533)	$(618,546)	$6,313	$(612,233)

23.	Stock-based compensation

The Company, from time to time, has granted options to purchase partnership units of Holdings, which may be exchanged for shares of the Company’s common stock, and options to purchase shares of the Company’s common stock. Each share of the Company’s common stock corresponds to one unit of Holdings’ partnership interest.

A summary of the changes in the unit options outstanding under the option plans for the six months ended June 30, 2011, is as follows:

			Weighted
		Weighted	average
	Units	average	remaining	Aggregate
	under	exercise	contractual	intrinsic
	options	price/option	term	value
			(In years)	(In millions)

Outstanding at January 1, 2011	3,099,462	$8.05
Granted	—	—
Exercised	(837,549)	8.83
Forfeited	(6,616)	12.19

Outstanding at June 30, 2011	2,255,297	$7.76	6.1	$37.8

Vested or expected to vest	1,628,018	$8.14	5.8	$26.6
Exercisable at June 30, 2011	1,265,922	$7.94	5.6	$21.0

Graham Packaging Company Inc.

Notes to condensed consolidated financial statements (Unaudited) (Continued)

23.	Stock-based compensation (continued)

A summary of the changes in the stock options outstanding under the option plans for the six months ended June 30, 2011, is as follows:

				Weighted
	Common		Weighted	average
	stock		average	remaining	Aggregate
	under		exercise	contractual	intrinsic
	options		price/option	term	value
				(In years)	(In millions)

Outstanding at January 1, 2011	835,522		$10.18
Granted	13,050	(1)	16.72
Exercised	—		—
Forfeited	—		—

Outstanding at June 30, 2011	848,572		$10.28	8.7	$12.1

Vested or expected to vest	848,572		$10.28	8.7	$12.1
Exercisable at June 30, 2011	205,806		$10.16	8.6	$3.0

(1)	For the options granted in 2011, the Company will incur incremental compensation expense of approximately $0.1 million over the four-year vesting period of the options.

24.	Proposed merger

On June 17, 2011, the Company, Reynolds Group Holdings Limited (“Reynolds”) and Bucephalas Acquisition Corp., an indirect wholly-owned subsidiary of Reynolds (“Merger Sub”), entered into an Agreement and Plan of Merger and an amendment thereto (as amended, the “Merger Agreement”). Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and an indirect wholly-owned subsidiary of Reynolds (the “Merger”). Prior to entering into the Merger Agreement, the Company terminated the previously announced merger agreement (the “Prior Merger Agreement”) with Silgan. In accordance with the terms of the Prior Merger Agreement, the Company paid a $39.5 million termination fee to Silgan.

As a result of the Merger, each outstanding share of the Company’s common stock, other than shares owned by Reynolds or the Company (which will be cancelled) and other than those shares with respect to which appraisal rights are properly exercised and not withdrawn, will be converted into the right to receive $25.50 in cash, without interest. In addition, immediately prior to or contemporaneously with the effective time of the Merger, Holdings will engage in a merger that will result in the equity holders of Holdings (other than GPC) receiving the same cash consideration as is payable in the Merger. Also, pursuant to the terms of the equity incentive plans of the Company and corresponding award agreements with its officers and directors, upon the completion of the Merger, all stock options that vest based solely on the passage of time and continued employment and all stock options that vest upon attainment of certain performance goals will become fully vested if the optionholder remains employed by the Company until the effective time of the Merger. At the effective time of the Merger, all such options will be cancelled and converted into the right of the holder to receive an amount in cash, without interest and less any applicable withholding tax, equal to the product of the total number of shares (or share equivalents) of the Company’s common stock multiplied by the excess, if any, of $25.50 over the exercise price per share (or share equivalent) subject to such option.

At the closing of the Merger, Reynolds is required to pay, or cause to be paid, a cash payment of $245 million pursuant to contractual change in control provisions in the ITRs.

Graham Packaging Company Inc.

Notes to condensed consolidated financial statements (Unaudited) (Continued)

24.	Proposed merger (continued)

The consummation of the Merger was subject to the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (which waiting period expired on July 25, 2011) and the receipt of certain foreign antitrust approvals and other customary closing conditions. Blackstone, which owned approximately 60% of the outstanding shares of the Company’s common stock on June 17, 2011, executed a written consent on that date to approve the transaction, thereby providing the required stockholder approval for the Merger. No further action is required to approve the Merger by the stockholders of the Company or by the stockholders of Reynolds. Prior to the amendment to the Merger Agreement, the Merger Agreement provided Reynolds with the right to terminate the Merger Agreement if Blackstone did not execute and deliver a written consent to approve the transaction within 3 days of execution of the Merger Agreement. Under the terms of the amendment to the Merger Agreement, the merger consideration was increased from $25.00 to $25.50 in cash per share of the Company’s common stock, in consideration for the Company’s agreement to a material shortening of the deadline for delivery of Blackstone’s written consent approving the Merger.

25.	Subsequent events

Tender offer and consent solicitations

On July 7, 2011, the Company announced that the Operating Company and CapCo I (collectively, the “Issuers”) commenced tender offers for any and all of their Notes outstanding and solicitation of consents of holders of each series of Notes to make certain amendments to the indentures governing the Notes. The Issuers established 5:00 p.m., New York City time, July 6, 2011, as the record date for the consent solicitations.

The purpose of the tender offers and consent solicitations is to collectively offer holders of Notes an opportunity to receive consideration that represents a premium to the consideration that they would receive if they were to require the Issuers to purchase their Notes in a change of control offer (as defined in the applicable indentures) resulting from the pending Merger of the Company with Reynolds, assuming a 30-day notice period following the change of control, and to provide Reynolds and its affiliates with “Permitted Holder” status under the indentures governing the Notes that is substantially similar to the status that they would have if a change of control offer were consummated, as more fully described in the Offer to Purchase and Consent Solicitation Statement, dated July 6, 2011 (the “Statement”). In the event that the proposed amendments are adopted with respect to a series of Notes, the Issuers will not be required to make a change of control offer for the untendered Notes of that series of Notes in connection with the Merger or with respect to the ownership of the Company and its subsidiaries by Reynolds and its affiliates.

The tender offers and consent solicitations were requested by Reynolds and are being conducted in connection with the Merger. The tender offers and consent solicitations are conditioned on consummation of the Merger, which is itself subject to customary closing conditions, including foreign regulatory approvals. In addition, the tender offers and consent solicitations are conditioned on the receipt of requisite consents to approve the proposed amendments (with respect to each series of Notes, consents in respect of at least a majority in principal amount of the then outstanding Notes issued under the applicable indenture) and the general conditions set forth in the Statement.

Under the terms of the tender offers and consent solicitations, a holder of Notes is entitled to receive an amount paid in cash equal to $1,020 per $1,000 principal amount of each series of Notes, plus accrued and unpaid interest from the last applicable interest payment date to, but not including, the date of settlement (which the Issuers intend to coincide with the closing of the Merger), only if (i) such Notes were held by such holder as of the record date for the consent solicitations and (ii) such holder validly tendered such Notes and validly delivered consents with respect to such Notes prior to 5:00 p.m., New York City time, on July 19,

Graham Packaging Company Inc.

Notes to condensed consolidated financial statements (Unaudited) (Continued)

25.	Subsequent events (continued)

2011 (the “Early Tender/Consent Deadline”) (without validly withdrawing such Notes or revoking such consents). The total consideration included (i) an early tender premium of $10 per $1,000 principal amount of Notes, payable to holders who tendered their Notes and (ii) a consent fee of $15 per $1,000 principal amount of Notes, payable only to holders of Notes as of the record date who delivered their consents with respect to Notes held as of the record date, in each case, prior to the Early Tender/Consent Deadline and without validly withdrawing such Notes or revoking such consents.

Holders who validly tender their Notes after the Early Tender/Consent Deadline (and do not validly withdraw such Notes) will receive $995 per $1,000 principal amount of Notes tendered, plus accrued and unpaid interest to, but not including, the date of settlement.

The withdrawal deadline for the tender of Notes was 5:00 p.m., New York City time, on July 19, 2011, unless extended or earlier terminated. The tender offers were initially scheduled to expire at 8:00 a.m., New York City time, on August 4, 2011, unless extended or earlier terminated. On August 4, 2011, the Issuers extended the expiration time of the tender offer for their Senior Subordinated Notes to 5:00 p.m., New York City time, on August 19, 2011, unless further extended or earlier terminated. The Issuers intend for the date of settlement to coincide with the closing of the Merger. Consequently, the Issuers may extend the expiration time and the final acceptance date for tenders as necessary for this to occur. Subject to the satisfaction or waiver of the conditions to the Merger, the Merger is currently expected to close in the third calendar quarter of this year.

Deliveries of consents with respect to any series of Notes may be validly revoked prior to the time that holders of at least a majority in principal amount of such series of Notes deliver their consents, unless such time is extended. Subject to applicable law, the Issuers reserve the right to terminate or amend in any respect any or all of the tender offers and consent solicitations.

Amendment to tender offer and consent solicitations

On July 18, 2011, the Issuers amended the terms of the tender offers and consent solicitations for their Senior Notes set forth in the Statement and the related Consent Letter (as defined in the Statement).

The amendments:

•	increased the consent fee from $15 to $25 per $1,000 principal amount of Senior Notes for which consents were validly delivered prior to the Early Tender/Consent Deadline;

•	extended the Early Tender/Consent Deadline applicable to the tender offers and consent solicitations for the Senior Notes previously scheduled for 5:00 p.m., New York City time, on July 19, 2011, to 5:00 p.m., New York City time, on July 20, 2011; and

•	decreased a base offer consideration offered to holders of the Senior Notes who validly tender their Senior Notes from $995 to $985 per $1,000 principal amount of Senior Notes tendered.

The total consideration offered for the Senior Notes remained unchanged at $1,020 per $1,000 principal amount of Senior Notes validly tendered, and related consents validly delivered, prior to the Early Tender/Consent Deadline.

The Issuers did not change any of the terms of the tender offer and consent solicitation related to their Senior Subordinated Notes.

On July 19, 2011, the Company announced that the Issuers received the Requisite Consents (as defined in the Statement) from holders of the Senior Subordinated Notes to adopt the proposed amendments that were the subject of the consent solicitation for such Notes. The Issuers did not receive the Requisite Consents from

Graham Packaging Company Inc.

Notes to condensed consolidated financial statements (Unaudited) (Continued)

25.	Subsequent events (continued)

holders of the Senior Notes to adopt the proposed amendments that were the subject of the consent solicitation for such Notes.

Acquisition

On July 6, 2011, the Company completed its acquisition of the assets of Techne — Technipack Engineering Italia S.r.l. for total consideration of €8.8 million.

26.	Satisfaction and discharge of Notes and condensed guarantor data

Following the consummation of the merger between the Company and Reynolds on September 8, 2011, and the satisfaction and discharge of the Notes on March 16, 2012, the Company and certain of its subsidiaries (the “Guarantor Subsidiaries”) became guarantors of certain notes issued by Reynolds (the “Reynolds Notes”) by executing supplemental indentures to the indentures governing the Reynolds Notes. As a result of the consummation of the merger on September 8, 2011 as discussed above, each of the Guarantor Subsidiaries became 100% owned by Reynolds Group Holdings Limited. The Notes are guaranteed to the extent permitted by law and are subject to certain customary guarantee release provisions set forth in the indentures governing the Notes on a joint and several basis by each Guarantor Subsidiary.

The following condensed consolidating information presents, in separate columns, the condensed consolidating balance sheet as of June 30, 2011, and the related condensed consolidating statements of operations and condensed consolidating statements of cash flows for the six months ended June 30, 2011 and 2010, for (i) the Guarantors, including the Company and the Guarantor Subsidiaries on a combined basis, with their investments in other subsidiaries recorded under the equity method, (ii) the Non-Guarantors on a combined basis, (iii) eliminating entries necessary to consolidate the Guarantors and the Non-Guarantors, and (iv) the Company on a consolidated basis.

26.	Satisfaction and discharge of Notes and condensed guarantor data (continued)

Graham Packaging Company Inc.

Condensed consolidating balance sheet
As of June 30, 2011

	Guarantors	Non-Guarantors	Eliminations	Consolidated
	(In thousands)

Assets
Current assets:
Cash and cash equivalents	$117,631	$44,428	$—	$162,059
Accounts receivable, net	222,862	92,907	—	315,769
Inventories	216,197	56,133	—	272,330
Deferred income taxes	23,864	6,932	—	30,796
Prepaid expenses and other current assets	23,128	17,417	—	40,545

Total current assets	603,682	217,817	—	821,499
Property, plant and equipment, net	900,306	307,287	—	1,207,593
Intangible assets, net	180,367	6,272	—	186,639
Goodwill	602,329	55,926	—	658,255
Net intercompany	117,903	—	(117,903)	—
Investment in subsidiaries	335,958	—	(335,958)	—
Other non-current assets	57,445	16,104	—	73,549

Total assets	2,797,990	$603,406	$(453,861)	$2,947,535

Liabilities and Equity (Deficit)
Current liabilities:
Current portion of long-term debt	$16,649	$14,950	$—	$31,599
Accounts payable	207,390	37,867	—	245,257
Accrued expenses and other current liabilities	152,397	53,500	—	205,897
Deferred revenue	34,802	5,492	—	40,294

Total current liabilities	411,238	111,809	—	523,047
Long-term debt	2,786,644	4,340	—	2,790,984
Deferred income taxes	28,417	12,797	—	41,214
Other non-current liabilities	92,541	20,599	—	113,140
Net intercompany	—	117,903	(117,903)	—
Commitments and contingent liabilities
Equity (deficit):
Graham Packaging Company Inc. stockholders’ equity (deficit):
Preferred stock, $0.01 par value, 100,000,000 shares authorized, 0 shares issued and outstanding	—	—	—	—
Common stock, $0.01 par value, 500,000,000 shares authorized, shares issued and outstanding 67,754,824	678	—	—	678
Additional paid-in capital	466,373	—	—	466,373
Retained earnings (deficit)	(992,662)	—	—	(992,662)
Notes and interest receivable for ownership interests	(5,037)	—	—	(5,037)
Accumulated other comprehensive income (loss)	188	—	—	188

Graham Packaging Company Inc. stockholders’ equity (deficit)	(530,460)	—	—	(530,460)
Noncontrolling interests	9,610	—	—	9,610

Equity (deficit)	(520,850)	—	—	(520,850)

Partners’ capital (deficit)	—	335,958	(335,958)	—

Total liabilities and equity (deficit)	$2,797,990	$603,406	$(453,861)	$2,947,535

Graham Packaging Company Inc.

Condensed consolidating statement of operations
For the six months ended June 30, 2011

	Guarantors	Non-Guarantors	Eliminations	Consolidated
	(In thousands)

Net sales	$1,262,498	$315,237	$—	$1,577,735
Cost of goods sold	1,065,323	272,984	—	1,338,307

Gross profit	197,175	42,253	—	239,428
Selling, general and administrative expenses	97,577	16,661	—	114,238
Asset impairment charges	1,621	857	—	2,478
Net loss (gain) on disposal of property, plant and equipment	564	(659)	—	(95)

Operating income	97,413	25,394	—	122,807
Interest expense, net	103,168	2,358	—	105,526
Increase in income tax receivable obligations	12,567	—	—	12,567
Other (income) expense, net	(4,820)	4,396	—	(424)
Equity in earnings of subsidiaries	(9,634)	—	9,634	—

(Loss) income before income taxes	(3,868)	18,640	(9,634)	5,138
Income tax provision	14,638	9,006	—	23,644

Net (loss) income	(18,506)	9,634	(9,634)	(18,506)
Net income attributable to noncontrolling interests	2,849	—	—	2,849

Net (loss) income attributable to Graham Packaging Company Inc. stockholders	$(21,355)	$9,634	$(9,634)	$(21,355)

Graham Packaging Company Inc.

Condensed consolidating statement of operations
For the six months ended June 30, 2010

	Guarantors	Non-Guarantors	Eliminations	Consolidated
	(In thousands)

Net sales	$980,211	$258,197	$—	$1,238,408
Cost of goods sold	796,780	218,712	—	1,015,492

Gross profit	183,431	39,485	—	222,916
Selling, general and administrative expenses	82,703	13,238	—	95,941
Asset impairment charges	2,116	676	—	2,792
Net loss on disposal of property, plant and equipment	704	349	—	1,053

Operating income	97,908	25,222	—	123,130
Interest expense, net	85,134	1,843	—	86,977
Net loss on debt extinguishment	2,664	—	—	2,664
Increase in income tax receivable obligations	4,900	—	—	4,900
Other (income) expense, net	(3,990)	7,202	—	3,212
Equity in earnings of subsidiaries	(11,076)	—	11,076	—

Income (loss) before income taxes	20,276	16,177	(11,076)	25,377
Income tax provision	6,987	5,101	—	12,088

Net income (loss)	13,289	11,076	(11,076)	13,289
Net income attributable to noncontrolling interests	1,974	—	—	1,974

Net income (loss) attributable to Graham Packaging Company Inc. stockholders	$11,315	$11,076	$(11,076)	$11,315

Graham Packaging Company Inc.

Condensed consolidating statement of cash flows
For the six months ended June 30, 2011

		Non-
	Guarantors	Guarantors	Eliminations	Consolidated
	(In thousands)

Operating activities:
Net cash provided by operating activities	$74,491	$17,547	$—	$92,038

Investing activities:
Net cash paid for property, plant and equipment	(58,480)	(20,096)	—	(78,576)
Acquisitions of/investments in businesses, net of cash acquired	(9,965)	9,965	—	—
Intercompany investing activities	(197)	1,250	(1,053)	—
Cash paid for sale of business	(61)	—	—	(61)

Net cash used in investing activities	(68,703)	(8,881)	(1,053)	(78,637)

Financing activities:
Proceeds from issuance of long-term debt	—	27,072	—	27,072
Payment of long-term debt	(8,671)	(30,228)	—	(38,899)
Debt issuance fees	(462)	—	—	(462)
Intercompany financing activities	(1,250)	197	1,053	—
Proceeds from issuance of ownership interests	6,421	—	—	6,421

Net cash (used in) provided by financing activities	(3,962)	(2,959)	1,053	(5,868)

Effect of exchange rate changes on cash and cash equivalents	—	1,562	—	1,562

Increase in cash and cash equivalents	1,826	7,269	—	9,095
Cash and cash equivalents at beginning of period	115,805	37,159	—	152,964

Cash and cash equivalents at end of period	$117,631	$44,428	$—	$162,059

Graham Packaging Company Inc.

Condensed consolidating statement of cash flows
For the six months ended June 30, 2010

	Guarantors	Non-Guarantors	Eliminations	Consolidated
	(In thousands)

Operating activities:
Net cash provided by operating activities	$67,754	$31,448	$—	$99,202

Investing activities:
Net cash paid for property, plant and equipment	(39,986)	(35,696)	—	(75,682)
Intercompany investing activities	(9,000)	—	9,000	—

Net cash (used in) provided by investing activities	(48,986)	(35,696)	9,000	(75,682)

Financing activities:
Proceeds from issuance of long-term debt	245	42,273	—	42,518
Payment of long-term debt	(200,995)	(39,483)	—	(240,478)
Intercompany financing activities	—	9,000	(9,000)	—
Debt issuance fees	(648)	—	—	(648)
Proceeds from the issuance of common stock, net of underwriting discount of $11.3 million	171,055	—	—	171,055
Payment of other expenses for the issuance of common stock	(5,419)	—	—	(5,419)

Net cash (used in) provided by financing activities	(35,762)	11,790	(9,000)	(32,972)

Effect of exchange rate changes on cash and cash equivalents	30	(2,274)	—	(2,244)

(Decrease) increase in cash and cash equivalents	(16,964)	5,268	—	(11,696)
Cash and cash equivalents at beginning of period	124,265	23,543	—	147,808

Cash and cash equivalents at end of period	$107,301	$28,811	$—	$136,112

Graham Packaging Company Inc.

Financial statements for the period ended
December 31, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Graham Packaging Company Inc.
York, Pennsylvania

We have audited the accompanying consolidated balance sheets of Graham Packaging Company, Inc. and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, comprehensive income (loss), equity (deficit) and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2011 (not included herein) expressed an unqualified opinion on the Company’s internal control over financial reporting.

As discussed in Note 1 to the consolidated financial statements, on January 1, 2009, the Company adopted a new accounting and reporting standard related to non-controlling interest.

/s/ DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania
February 24, 2011
(October 19, 2011, as to Note 30, and
April 6, 2012, as to Note 31)

Graham Packaging Company Inc.

Consolidated balance sheets

	December 31,
	2010	2009
	(In thousands, except share data)

Assets
Current assets:
Cash and cash equivalents	$152,964	$147,808
Accounts receivable, net	216,368	191,685
Inventories	247,166	194,702
Deferred income taxes	14,616	3,446
Prepaid expenses and other current assets	42,363	58,297

Total current assets	673,477	595,938
Property, plant and equipment	2,248,597	1,974,152
Less accumulated depreciation and amortization	1,045,455	956,374

Property, plant and equipment, net	1,203,142	1,017,778
Intangible assets, net	195,780	43,012
Goodwill	643,064	437,058
Other non-current assets	91,364	32,506

Total assets	$2,806,827	$2,126,292

Liabilities and Equity (Deficit)
Current liabilities:
Current portion of long-term debt	$34,007	$100,657
Accounts payable	142,585	111,013
Accrued expenses and other current liabilities	196,432	186,806
Deferred revenue	32,471	30,245

Total current liabilities	405,495	428,721
Long-term debt	2,798,824	2,336,206
Deferred income taxes	32,428	24,625
Other non-current liabilities	100,804	99,854
Commitments and contingent liabilities (see Notes 22 and 23)
Equity (deficit):
Graham Packaging Company Inc. stockholders’ equity (deficit):
Preferred stock, $0.01 par value, 100,000,000 shares authorized, 0 shares issued and outstanding	—	—
Common stock, $0.01 par value, 500,000,000 shares authorized, shares issued and outstanding 63,311,512 and 42,998,786	633	430
Additional paid-in capital	459,422	297,470
Retained earnings (deficit)	(977,318)	(1,032,887)
Notes and interest receivable for ownership interests	(4,838)	(6,353)
Accumulated other comprehensive income (loss)	(22,508)	(31,123)

Graham Packaging Company Inc. stockholders’ equity (deficit)	(544,609)	(772,463)
Noncontrolling interests	13,885	9,349

Equity (deficit)	(530,724)	(763,114)

Total liabilities and equity (deficit)	$2,806,827	$2,126,292

See accompanying notes to consolidated financial statements.

Graham Packaging Company Inc.

Consolidated statements of operations

	Year ended December 31,
	2010	2009	2008
	(In thousands, except share and per share data)

Net sales	$2,512,733	$2,271,034	$2,558,954
Cost of goods sold	2,076,284	1,866,585	2,183,286

Gross profit	436,449	404,449	375,668
Selling, general and administrative expenses	181,359	122,490	127,568
Asset impairment charges	9,621	41,826	96,064
Net loss on disposal of property, plant and equipment	3,758	6,452	6,834

Operating income	241,711	233,681	145,202
Interest expense	185,581	176,861	180,042
Interest income	(663)	(1,103)	(804)
Net loss on debt extinguishment	31,132	8,726	—
Write-off of amounts in accumulated other comprehensive income related to interest rate swaps	6,988	—	—
Increase in income tax receivable obligations	4,971	—	—
Other expense (income), net	2,613	(1,551)	404

Income (loss) before income taxes	11,089	50,748	(34,440)
Income tax (benefit) provision	(50,700)	27,014	12,977

Income (loss) from continuing operations	61,789	23,734	(47,417)
Loss from discontinued operations	—	(9,481)	(10,506)

Net income (loss)	61,789	14,253	(57,923)
Net income attributable to noncontrolling interests	7,077	3,174	—

Net income (loss) attributable to Graham Packaging Company Inc. stockholders	$54,712	$11,079	$(57,923)

Earnings per share:
Income (loss) from continuing operations per share:
Basic	$0.91	$0.45	$(1.10)
Diluted	$0.89	$0.44	$(1.10)
Loss from discontinued operations per share:
Basic	$—	$(0.19)	$(0.25)
Diluted	$—	$(0.19)	$(0.25)
Net income (loss) attributable to Graham Packaging Company Inc. stockholders per share:
Basic	$0.91	$0.26	$(1.35)
Diluted	$0.89	$0.25	$(1.35)
Weighted average shares outstanding:
Basic	60,334,473	42,981,204	42,975,419
Diluted	61,410,535	42,985,179	42,975,419

See accompanying notes to consolidated financial statements.

Graham Packaging Company Inc.

Consolidated statements of comprehensive income (loss)

	Year ended December 31,
	2010	2009	2008
	(In thousands)

Net income (loss)	$61,789	$14,253	$(57,923)

Other comprehensive income (loss):
Changes in fair value of derivatives designated and accounted for as cash flow hedges (net of tax of $0 for all years presented)	—	490	(22,361)
Amortization of amounts in accumulated other comprehensive income (loss) as of the date the Company discontinued hedge accounting for its interest rate collar and swap agreements (net of tax of $0 for all years presented)(1)	12,956	9,621	—
Amortization of prior service costs and unrealized actuarial losses included in net periodic benefit costs for pension and post-retirement plans (net of tax benefits of $206, $118 and $342 for 2010, 2009 and 2008, respectively)	(4,118)	10,432	(29,028)
Foreign currency translation adjustments (net of tax benefits of $90, $22 and $985 for 2010, 2009 and 2008, respectively)	(1,966)	19,579	(65,941)

Total other comprehensive income (loss)	6,872	40,122	(117,330)

Comprehensive income (loss)	68,661	54,375	(175,253)
Comprehensive income attributable to noncontrolling interests	7,727	9,215	—

Comprehensive income (loss) attributable to Graham Packaging Company Inc. stockholders	$60,934	$45,160	$(175,253)

(1)	Amount for the year ended December 31, 2010, includes the write-off of the remaining amount of $7.0 million as a result of the extinguishment of the Term Loan B (as defined herein) on September 23, 2010.

See accompanying notes to consolidated financial statements.

Graham Packaging Company Inc.

Consolidated statements of equity (deficit)

					Notes and		Graham
					interest		Packaging
					receivable	Accumulated	Company Inc.
			Additional	Retained	for	other	stockholders’	Non-
	Common stock		paid-in	earnings	ownership	comprehensive	equity	controlling	Equity
	Shares	Amount	capital	(deficit)	interests	income (loss)	(deficit)	interests	(deficit)
	(In thousands, except share data)

Consolidated balance at January 1, 2008	42,975,419	$430	$293,850	$(986,043)	$(6,171)	$52,126	$(645,808)	$—	$(645,808)
Net loss for the year	—	—	—	(57,923)	—	—	(57,923)	—	(57,923)
Other comprehensive loss	—	—	—	—	—	(117,330)	(117,330)	—	(117,330)
Stock compensation expense	—	—	2,560	—	—	—	2,560	—	2,560
Interest on notes receivable	—	—	—	—	(121)	—	(121)	—	(121)
Equity transaction of consolidated subsidiary	—	—	240	—	—	—	240	—	240

Consolidated balance at December 31, 2008	42,975,419	430	296,650	(1,043,966)	(6,292)	(65,204)	(818,382)	—	(818,382)
Net income for the year	—	—	—	11,079	—	—	11,079	3,174	14,253
Other comprehensive income	—	—	—	—	—	34,081	34,081	6,041	40,122
Stock compensation expense	—	—	761	—	—	—	761	134	895
Interest on notes receivable	—	—	—	—	(273)	—	(273)	—	(273)
Repayment of notes receivable	—	—	—	—	387	—	387	—	387
Purchase of ownership interests	—	—	—	—	(175)	—	(175)	—	(175)
Net proceeds from net issuance of ownership interests	23,367	—	59	—	—	—	59	—	59

Consolidated balance at December 31, 2009	42,998,786	430	297,470	(1,032,887)	(6,353)	(31,123)	(772,463)	9,349	(763,114)
Net income for the year	—	—	—	54,712	—	—	54,712	7,077	61,789
Other comprehensive income	—	—	—	—	—	6,222	6,222	650	6,872
Stock compensation expense	—	—	1,090	—	—	—	1,090	122	1,212
Units of Holdings (as defined herein) issued under compensation plans	—	—	—	—	—	—	—	4,344	4,344
Interest on notes receivable	—	—	—	—	(367)	—	(367)	—	(367)
Repayment of notes receivable	—	—	—	—	1,882	—	1,882	—	1,882
Net proceeds from initial issuance of common stock	18,232,267	183	162,975	—	—	—	163,158	—	163,158
Common stock issued under exchange agreements	2,080,459	20	4,387	857	—	2,393	7,657	(7,657)	—
Initial obligations under income tax receivable agreements	—	—	(6,500)	—	—	—	(6,500)	—	(6,500)

Consolidated balance at December 31, 2010	63,311,512	$633	$459,422	$(977,318)	$(4,838)	$(22,508)	$(544,609)	$13,885	$(530,724)

See accompanying notes to consolidated financial statements.

Graham Packaging Company Inc.

Consolidated statements of cash flows

	Year ended December 31,
	2010	2009	2008
	(In thousands)

Operating activities:
Net income (loss)	$61,789	$14,253	$(57,923)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	171,088	159,417	177,784
Amortization of debt issuance fees	6,109	7,961	10,343
Accretion of senior unsecured notes	476	47	—
Net loss on debt extinguishment	31,132	8,726	—
Write-off of amounts in accumulated other comprehensive income related to interest rate swaps	6,988	—	—
Net loss on disposal of property, plant and equipment	3,758	9,991	6,834
Pension expense	3,151	5,118	2,625
Asset impairment charges	9,621	47,721	103,922
Unrealized loss on termination of cash flow hedge accounting	(2,973)	3,798	—
Stock compensation expense	1,212	895	2,560
Equity income from unconsolidated subsidiaries	(49)	(4)	—
Deferred tax (benefit) provision	(65,925)	9,082	932
Increase in income tax receivable obligations	4,971	—	—
Foreign currency transaction (gain) loss	(191)	254	(1,621)
Interest receivable on loans to owners	(367)	(273)	(121)
Changes in operating assets and liabilities, net of acquisitions of businesses:
Accounts receivable	14,134	42,203	1,651
Inventories	(14,369)	28,600	30,674
Prepaid expenses and other current assets	14,402	1,459	(12,195)
Other non-current assets	(11,633)	(4,599)	(6,426)
Accounts payable and accrued expenses	9,228	430	(41,299)
Pension contributions	(7,339)	(16,328)	(7,991)
Other non-current liabilities	(5,126)	6,718	1,452

Net cash provided by operating activities	230,087	325,469	211,201

Investing activities:
Cash paid for property, plant and equipment	(157,119)	(146,011)	(148,576)
Proceeds from sale of property, plant and equipment	631	984	4,156
Acquisitions of/investments in businesses, net of cash acquired	(579,049)	(1,385)	—
Cash paid for sale of businesses	(55)	(4,118)	—

Net cash used in investing activities	(735,592)	(150,530)	(144,420)

Financing activities:
Proceeds from issuance of long-term debt	708,841	311,889	328,182
Payment of long-term debt	(333,463)	(355,847)	(362,024)
Debt issuance fees	(35,856)	(27,193)	—
Proceeds from the issuance of common stock, net of underwriting discount of $11.3 million	171,055	—	—
Payment of other expenses for the issuance of common stock	(5,669)	(3,023)	—
Repayment of notes and interest for ownership interests	1,882	387	—
Proceeds from issuance of ownership interests	4,344	—	240
Net proceeds from net issuance of ownership interests	—	59	—
Purchase of ownership interests	—	(175)	—

Net cash provided by (used in) financing activities	511,134	(73,903)	(33,602)

Effect of exchange rate changes on cash and cash equivalents	(473)	2,893	(7,614)

Increase in cash and cash equivalents	5,156	103,929	25,565
Cash and cash equivalents at beginning of year	147,808	43,879	18,314

Cash and cash equivalents at end of year	$152,964	$147,808	$43,879

Supplemental disclosures:
Cash paid for interest, net of amounts capitalized	$161,122	$177,664	$169,035
Cash paid for income taxes (net of refunds)	$21,064	$19,210	$9,295
Non-cash investing and financing activities:
Capital leases	$—	$1,551	$403
Accruals for purchases of property, plant and equipment	$10,587	$10,469	$13,806
Accruals related to acquisitions	$826	$—	$—
Accruals for debt issuance fees	$136	$335	$—

See accompanying notes to consolidated financial statements.

Graham Packaging Company Inc.

Notes to consolidated financial statements
December 31, 2010

1.	Significant accounting policies

Description of business

The Company focuses on the manufacture and sale of value-added plastic packaging products principally to large, multinational companies in the food and beverage, household, personal care/specialty and automotive lubricants product categories. The Company has manufacturing facilities in Argentina, Belgium, Brazil, Canada, China, Finland, France, Mexico, the Netherlands, Poland, Spain, Turkey, the United Kingdom, the United States and Venezuela.

Principles of consolidation

The consolidated financial statements include the operations of Graham Packaging Company Inc. (“GPC”), formerly BMP/Graham Holdings Corporation, a Delaware corporation formed by Blackstone Capital Partners III Merchant Banking Fund L.P.; BCP/Graham Holdings L.L.C. (“BCP” and together with GPC, the “Equity Investors”), a Delaware limited liability company and a wholly-owned subsidiary of GPC; Graham Packaging Holdings Company (“Holdings”), a Pennsylvania limited partnership, formerly known as Graham Packaging Company; Holdings’ wholly-owned subsidiary Graham Packaging Company, L.P. (the “Operating Company”), a Delaware limited partnership, formerly known as Graham Packaging Holdings I, L.P.; and subsidiaries thereof. These entities and assets, as well as other wholly-owned subsidiaries of GPC and Holdings, are referred to collectively as Graham Packaging Company Inc. (the “Company”).

GPC owned an 88.0% limited partnership interest and BCP owned a 2.9% general partnership interest in Holdings as of December 31, 2010. The Graham Family (defined as Graham Capital Company, GPC Investments, LLC, Graham Alternative Investment Partners I, LP, Graham Engineering Corporation and other entities controlled by Donald C. Graham and his family) owned a 9.0% limited partnership interest in Holdings as of December 31, 2010. A former member of management owned a 0.1% limited partnership interest in Holdings as of December 31, 2010. Additionally, Holdings owns a 99% limited partnership interest in the Operating Company, and GPC Opco GP L.L.C., a wholly-owned subsidiary of Holdings, owns a 1% general partnership interest in the Operating Company.

In addition, the consolidated financial statements of the Company include GPC Capital Corp. I (“CapCo I”), a wholly-owned subsidiary of the Operating Company, and GPC Capital Corp. II (“CapCo II”), a wholly-owned subsidiary of Holdings. The purpose of CapCo I is solely to act as co-obligor with the Operating Company under the Notes (as defined herein) and as co-borrower with the Operating Company under the Credit Agreement (as defined herein). CapCo II currently has no obligations under any of the Company’s outstanding indebtedness. CapCo I and CapCo II have only nominal assets and do not conduct any independent operations. All intercompany accounts and transactions have been eliminated in the consolidated financial statements.

GPC (63.6% owned by Blackstone Capital Partners III Merchant Banking Fund L.P., Blackstone Offshore Capital Partners III L.P. and Blackstone Family Investment Partnership III L.P. (collectively, “Blackstone”), 0.9% owned by the Graham Family, 0.2% owned by management and 35.3% owned by other investors as of December 31, 2010) has no operations. GPC’s only assets are its direct and indirect investments in Holdings and its ownership of BCP. Holdings has no assets, liabilities or operations other than its direct and indirect investments in the Operating Company and its ownership of CapCo II and GPC Opco GP L.L.C. Holdings has fully and unconditionally guaranteed the Notes of the Operating Company and CapCo I.

Noncontrolling interests

On January 1, 2009, the Company adopted new guidance issued under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810-10, “Consolidations.” This guidance establishes new standards that govern the accounting for, and reporting of, noncontrolling interests in partially-owned consolidated subsidiaries and the loss of control of subsidiaries. Specifically, the guidance requires that: (1) a noncontrolling interest, previously referred to as minority interest, is to be reported as part of equity in

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

1.	Significant accounting policies (continued)

the consolidated financial statements; (2) losses are to be allocated to a noncontrolling interest even when such allocation might result in a deficit balance, thereby reducing the losses attributed to the controlling interest; (3) changes in ownership interest are to be treated as equity transactions if control is maintained; (4) changes in ownership interest resulting in a gain or loss are to be recognized in earnings if control is gained or lost; and (5) in a business combination the noncontrolling interest’s share of net assets acquired is to be recorded at fair value, plus its share of goodwill. The provisions under this guidance are prospective upon adoption, except for the presentation and disclosure requirements. The presentation and disclosure requirements must be applied retrospectively for all periods presented. Accordingly, the Company’s Consolidated Balance Sheets as of December 31, 2010 and 2009, and the Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2010, 2009 and 2008, reflect this guidance.

The Company attributes earnings and losses of Holdings to the noncontrolling interests of Holdings based on the noncontrolling interests’ relative unit ownership percentages. Net income attributable to the noncontrolling interests was $7.1 million and $3.2 million for the years ended December 31, 2010 and 2009, respectively. Net loss attributable to the noncontrolling interests of $8.6 million for the year ended December 31, 2008, has been allocated to the GPC stockholders. As of December 31, 2010, accumulated comprehensive income of $13.9 million attributable to the noncontrolling interests is included in a separate component of equity (deficit). As of December 31, 2010, accumulated losses, incurred prior to the adoption of this guidance, of $69.9 million attributable to the noncontrolling interests have been allocated to the GPC stockholders and are included in the retained deficit.

Revenue recognition

The Company recognizes revenue on product sales in the period when the sales process is complete. This generally occurs when products are shipped to the customer in accordance with terms of an agreement of sale, under which title and risk of loss have been transferred, collectability is reasonably assured and pricing is fixed or determinable. For a small percentage of sales where title and risk of loss pass at point of delivery, the Company recognizes revenue upon delivery to the customer, assuming all other criteria for revenue recognition are met. Sales are recorded net of discounts, allowances and returns. Sales allowances are recorded as a reduction to sales in accordance with the guidance under ASC 605-50, “Customer Payments and Incentives.” The Company maintains a sales return allowance to reduce sales for estimated future product returns.

Cost of goods sold

Cost of goods sold includes the cost of inventory (materials and conversion costs) sold to customers, shipping and handling costs and warehousing costs. It also includes inbound freight charges, purchasing and receiving costs, quality assurance costs, safety and environmental-related costs, packaging costs, internal transfer costs and other costs of the Company’s distribution network.

Selling, general and administrative expenses

Selling, general and administrative expenses include the costs for the Company’s sales force and its related expenses, the costs of support functions, including information technology, finance, human resources, legal, global vendor contract services and executive management, and their related expenses and the costs of the Company’s research and development activities.

Research and development costs

The Company expenses costs to research, design and develop new packaging products and technologies as incurred. Such costs, net of any reimbursement from customers, were $10.3 million, $9.9 million and $9.6 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

1.	Significant accounting policies (continued)

Equity investments

Investments in which the Company owns 20% to 50% of the common stock of, or otherwise exercises significant influence over, an investee are accounted for under the equity method. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments, the proportionate share of earnings and losses and distributions. The Company reviews the value of equity method investments and records impairment charges in the consolidated statement of operations for any decline in value that is determined to be other-than-temporary. The carrying value of this investment as of each of December 31, 2010 and 2009, was $1.4 million.

On August 12, 2009, the Company purchased a 22% interest in PPI Blow Pack Private Limited, an Indian limited liability company, for $1.4 million which is being accounted for under the equity method of accounting and is reflected in other non-current assets.

Cash and cash equivalents

The Company considers cash and investments with an initial maturity of three months or less when purchased to be cash and cash equivalents. Outstanding checks of $9.6 million and $7.3 million as of December 31, 2010 and 2009, respectively, are included in accounts payable on the Consolidated Balance Sheets.

Accounts receivable

The Company maintains allowances for estimated losses resulting from the inability of specific customers to meet their financial obligations to the Company. A specific reserve for doubtful receivables is recorded against the amount due from these customers. For all other customers, the Company recognizes reserves for doubtful receivables based on the length of time specific receivables are past due based on past experience.

Inventories

Inventories include material, labor and overhead and are stated at the lower of cost or market with cost determined by the first-in, first-out (“FIFO”) method. Provisions for potentially obsolete or slow-moving inventory are made based on management’s analysis of inventory levels, historical usage and market conditions. See Note 6.

Property, plant and equipment

Property, plant and equipment are stated at cost. The Company capitalizes significant improvements, and charges repairs and maintenance costs that do not extend the lives of the assets to expense as incurred. The Company accounts for its molds in accordance with the guidance under ASC 340-10, “Pre-Production Costs Related to Long-Term Supply Arrangements.” All capitalizable molds, whether owned by the Company or its customers, are included in property, plant and equipment in the Consolidated Balance Sheets. Interest costs are capitalized during the period of construction of capital assets as a component of the cost of acquiring these assets. Depreciation and amortization are computed by the straight-line method over the estimated useful lives of the various assets ranging from 2 to 31.5 years. Depreciation and amortization are included in cost of goods sold and selling, general and administrative expenses on the Consolidated Statements of Operations based on the use of the assets. The Company removes the cost and accumulated depreciation of assets sold or otherwise disposed of from the accounts and recognizes any resulting gain or loss upon the disposition of the assets.

Conditional asset retirement obligations

The Company accounts for obligations associated with the retirement of its tangible long-lived assets in accordance with ASC 410-20, “Asset Retirement Obligations.” The Company recognizes a liability for a conditional asset retirement obligation when incurred if the liability can be reasonably estimated. A

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

1.	Significant accounting policies (continued)

conditional asset retirement obligation is a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. The Company records corresponding amounts for the asset retirement obligations as increases in the carrying amounts of the related long-lived assets, which are then depreciated over the useful lives of such long-lived assets. The net present value of these obligations was $12.4 million and $11.1 million as of December 31, 2010 and 2009, respectively, which is included in other non-current liabilities.

Goodwill and intangible assets

The Company accounts for purchased goodwill in accordance with ASC 350-10, “Goodwill and Other Intangible Assets.” Under this guidance, goodwill is not amortized, but rather is tested for impairment at least annually.

Intangible assets, other than goodwill, with definite lives are amortized over their estimated useful lives. Intangible assets consist of patented technology, customer relationships, trade names and non-compete agreements. The Company amortizes these intangibles using the straight-line method over the estimated useful lives of the assets ranging from 2 to 19 years. The Company periodically evaluates the reasonableness of the estimated useful lives of these intangible assets. See Note 8.

In order to test goodwill for impairment under ASC 350-10, a determination of the fair value of the Company’s reporting units is required and is based upon, among other things, estimates of future operating performance. Changes in market conditions, among other factors, may have an impact on these estimates. The Company performs its required annual impairment tests on December 31 of each fiscal year. See Notes 9, 10 and 24.

Other non-current assets

Other non-current assets primarily include deferred income tax assets of $44.6 million and debt issuance fees. Debt issuance fees totaled $27.4 million and $22.0 million as of December 31, 2010 and 2009, respectively. Debt issuance fees are net of accumulated amortization of $15.9 million and $24.6 million as of December 31, 2010 and 2009, respectively. Amortization is computed by the effective interest method over the term of the related debt.

Impairment of long-lived assets and intangible assets

Long-lived assets and amortizable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with ASC 360-10, “Impairment or Disposal of Long-Lived Assets.” The Company generally uses either a single scenario estimate or a probability-weighted estimate of the future undiscounted cash flows of the related asset or asset grouping over the remaining life in measuring whether the assets are recoverable. Any impairment loss, if indicated, is measured on the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. When fair values are not available, the Company generally estimates fair value using either single scenario expected future cash flows discounted at a risk-adjusted rate or probability-weighted expected future cash flows discounted at a risk-free rate. See Note 10.

Derivatives

The Company accounts for derivatives under ASC 815-10, “Derivative Instruments and Hedging Activities.” This guidance establishes accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. ASC 815-10 defines requirements for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. The fair value of the derivatives is determined from sources independent of the Company, including the financial institutions which are party to

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

1.	Significant accounting policies (continued)

the derivative instruments. The fair value of derivatives also considers the credit default risk of the paying party. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item will be recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portion of the change in the fair value of the derivative will be recorded in other comprehensive income (loss) and will be recognized in the income statement when the hedged item affects earnings.

In the past, the Company had entered into interest rate swap and collar agreements, foreign currency exchange contracts and natural gas swap agreements. These derivative contracts had been accounted for as cash flow hedges.

Benefit plans

The Company has several defined benefit plans, under which participants earn a retirement benefit based upon a formula set forth in the plan. Accounting for defined benefit pension plans, and any curtailments thereof, requires various assumptions, including, but not limited to, discount rates, expected rates of return on plan assets and future compensation growth rates. The Company evaluates these assumptions at least once each year, or as facts and circumstances dictate, and makes changes as conditions warrant. Changes to these assumptions will increase or decrease the Company’s reported income, which will result in changes to the recorded benefit plan assets and liabilities, the net of which is substantially all included in other non-current liabilities.

Deferred revenue

The Company often receives advance payments related to the design and development of customer molds utilized by the Company under long-term supply arrangements. The Company records these advance payments as deferred revenue and recognizes the related revenue on a straight-line basis over the related term of the long-term supply arrangement. Current and non-current deferred revenue were $32.5 million and $24.4 million, respectively, for the year ended December 31, 2010, and $30.2 million and $28.4 million, respectively, for the year ended December 31, 2009.

Foreign currency translation

The Company uses the local currency as the functional currency for all foreign operations, except as noted below. All assets and liabilities of such foreign operations are translated into U.S. dollars at year-end exchange rates. Income statement items are translated at average exchange rates prevailing during the year. The resulting translation adjustments are included in accumulated other comprehensive income as a component of equity (deficit). Exchange gains and losses arising from transactions denominated in foreign currencies other than the functional currency of the entity entering into the transactions are included in current operations. For operations in highly inflationary economies, the Company remeasures such entities’ financial statements as if the functional currency was the U.S. dollar.

Comprehensive income (loss)

The Company follows ASC 220-10, “Comprehensive Income,” which requires the classification of items of other comprehensive income (loss) by their nature, and the disclosure of the accumulated balance of other comprehensive income (loss) separately within the equity section of the consolidated balance sheet. Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss), which includes certain changes in equity that are excluded from net income (loss). Changes in fair value of derivatives designated and accounted for as cash flow hedges, amortization of amounts in accumulated other comprehensive income (loss) as of the date the Company discontinued hedge accounting for its interest rate collar and swap agreements, amortization of prior service costs and unrealized actuarial losses included in net periodic benefit costs for pension and post-retirement plans, and foreign currency translation adjustments are included in other comprehensive income (loss) and added to net income (loss) to determine total

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

1.	Significant accounting policies (continued)

comprehensive income (loss), which is displayed in the Consolidated Statements of Comprehensive Income (Loss).

Income taxes

The Company accounts for income taxes in accordance with the guidance under ASC 740-10, “Income Taxes.” Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Income tax receivable agreements

In connection with the initial public offering (“IPO”), GPC entered into separate Income Tax Receivable Agreements (“ITRs”) with its pre-IPO stockholders (e.g. Blackstone, management and other stockholders) and with GPC Holdings, L.P. (“GPC LP”), an affiliate of the Graham Family. The agreements provide for the payment by GPC of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that is actually realized (or is deemed to be realized in the case of an early termination or change in control as further described in the ITRs) as a result of the utilization of net operating losses attributable to periods prior to the IPO, and any increase to the tax basis of the assets of the Company related to (1) the 1998 acquisition of Holdings and (2) current and future exchanges by the Graham Family of their limited partnership units for common stock of GPC pursuant to the Exchange Agreement, and of certain other tax benefits related to GPC’s entering into the ITRs, including tax benefits attributable to payments under the ITRs. Payments under the ITRs are not conditioned upon these parties’ continued ownership of the Company or Holdings.

The Company expects that future payments under the ITRs will aggregate to between $200.0 million and $235.0 million with potential additional payments for tax basis step-ups relating to future exchanges by the Graham Family of their limited partnership units in Holdings for GPC common stock depending on the timing and value of such exchanges. This range is based on the Company’s assumptions using various items, including valuation analysis and historical tax basis amounts. This range also includes step-ups related to the Graham Family’s exchange of 1,324,900 limited partnership units through December 31, 2010. The Company recognizes net deferred income tax assets, including net deferred income tax assets subject to the ITRs, in accordance with the guidance included in ASC 740, “Income Taxes.” As a result, changes in the recorded net deferred income tax assets that are subject to the ITRs obligations will result in changes in the ITRs obligations, and such changes will be recorded as non-operating income or expense. As of December 31, 2010, the value of the ITRs obligations was $11.5 million. Because GPC is a holding company with no operations of its own, its ability to make payments under the ITRs is dependent on Holdings’ ability to make distributions. Upon the effective date of the respective ITRs, the Company recorded an initial obligation of $6.5 million, which was recognized as a reduction of additional paid-in capital. Additionally, the Company recorded $5.0 million in non-operating expense related to the increase in the ITRs obligations for the year ended December 31, 2010. For the year ended December 31, 2010, no payments have been made under the ITRs.

Option plans

The Company, from time to time, has granted options to purchase partnership units of Holdings, which may be exchanged for shares of GPC’s common stock, and options to purchase shares of GPC’s common stock. The Company adopted the guidance under ASC 718-20, “Awards Classified as Equity,” on January 1, 2006, using the prospective method. In accordance with the guidance under this topic, the Company applied this guidance prospectively to awards issued, modified, repurchased or cancelled after January 1, 2006. Under the guidance of this topic, actual tax benefits, if any, recognized in excess of tax benefits previously

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

1.	Significant accounting policies (continued)

established upon grant are reported as a financing cash inflow. Prior to adoption, such excess tax benefits, if any, were reported as an operating cash inflow.

The Company continued to account for equity-based compensation to employees for awards outstanding as of January 1, 2006, using the intrinsic value method allowed by the guidance in ASC 718-10-30, “Stock Compensation Initial Measurement.” The exercise prices of all unit options were equal to or greater than the fair value of the units on the dates of the grants and, accordingly, no compensation cost has been recognized for these options. ASC 718-20 established accounting and disclosure requirements using a fair value based method of accounting for equity-based employee compensation plans. Under ASC 718-20, compensation cost is measured at the grant date based on the value of the award and is recognized over the service (or vesting) period.

Postemployment benefits

The Company maintains deferred compensation plans for the Operating Company’s former Chief Executive Officers, which provide them with postemployment benefits. Accrued postemployment benefits of $6.8 million and $7.0 million as of December 31, 2010 and 2009, respectively, were included in liabilities.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Subsequent events

The Company has evaluated subsequent events that have occurred after the balance sheet date but before the financial statements were available to be issued, which the Company considers to be the date of filing with the Securities and Exchange Commission.

Recently issued accounting pronouncements

In June 2009, the FASB issued guidance under ASC 860, “Transfers and Servicing” (formerly Statement of Financial Accounting Standards (“SFAS”) 166, “Accounting for Transfers of Financial Assets, an amendment of SFAS 140”). This guidance enhances the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a transfer of financial assets, the effects a transfer will have on its financial performance and cash flows and any transferor’s continuing involvement in transferred financial assets. The Company adopted this guidance effective January 1, 2010, and the adoption had no impact on its financial statements.

In October 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13, “Multiple Deliverable Revenue Arrangements, a consensus of the FASB Emerging Issues Task Force.” This update provides amendments to the guidance provided under ASC 605, “Revenue Recognition,” for separating consideration in multiple-deliverable arrangements and establishes a hierarchy for determining the selling price of a deliverable. The Company adopted this guidance effective January 1, 2011, and the adoption had no impact on its financial statements.

In December 2010, the FASB issued ASU 2010-28, “Intangibles — Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts by requiring an entity to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. The Company adopted this guidance effective January 1, 2011, and the adoption had no impact on its financial statements.

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

1.	Significant accounting policies (continued)

Management has determined that all other recently issued accounting pronouncements will not have a material impact on the Company’s financial statements, or do not apply to the Company’s operations.

Reclassification

A reclassification has been made to the 2009 and 2008 Consolidated Statements of Cash Flows to reflect the deferred tax (benefit) provision as a separate component of cash provided by operating activities. Amounts for this line item were previously included in changes in prepaid expenses and other current assets, changes in other non-current assets, changes in accounts payable and accrued expenses and changes in other non-current liabilities.

2.	Discontinued operations

On November 12, 2009, the Company sold its wholly-owned subsidiary Graham Emballages Plastiques S.A.S., located in Meaux, France, to an independent third party. The Company determined that the results of operations for this location, which had previously been reported in the Europe segment, would be reported as discontinued operations, in accordance with the guidance under ASC 205-20, “Discontinued Operations.” The following table summarizes the operating results for this location for the periods presented:

	Year ended December 31,
	2009	2008
	(In thousands)

Net sales	$16,706	$24,703
Cost of goods sold	16,744	26,873
Selling, general and administrative expenses	(26)	245
Asset impairment charges	5,895	7,858
Net loss on disposal of property, plant and equipment	3,538	—
Interest expense	36	236
Other income	—	(3)

Loss from discontinued operations	$(9,481)	$(10,506)

3.	Acquisitions

Purchase of Liquid Entities

On September 23, 2010, the Company acquired the Liquid Entities (as defined below) from each of the limited partners (the “Liquid Limited Partners”) of Liquid Container L.P. (currently known as “Graham Packaging LC, L.P.”) (“Liquid L.P.”) and each of the stockholders (the “Stockholders”) of (i) Liquid Container Inc. (“Liquid”), a Delaware corporation, (ii) CPG-L Holdings, Inc. (“CPG”), a Delaware corporation, and (iii) WCK-L Holdings, Inc. (“WCK” and, together with Liquid and CPG, the “Liquid General Partners”), a Delaware corporation. Liquid L.P. and the Liquid General Partners are collectively referred to as the “Liquid Entities.” The Company purchased all the shares from the Stockholders and all of the limited partnership units from the Liquid Limited Partners (collectively, the “Liquid Acquisition”) for approximately $564.3 million, subject to a potential working capital adjustment.

Under the acquisition method of accounting, the results of the acquired operation are included in the financial statements of the Company beginning on September 23, 2010. The Liquid Entities, which employ approximately 1,000 employees, have operations in 14 plants located across the United States. Annual net sales totaled $356 million for 2009.

The Liquid Entities are custom blow molded plastic container manufacturers based in West Chicago, Illinois, that primarily service food and household product categories. In the food product category, the Liquid

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

3.	Acquisitions (continued)

Entities produce packaging for peanut butter, mayonnaise, coffee, creamer, cooking oil, nuts, instant drink mixes and other food items. The household product category consists of containers for bleach, laundry detergent, spray cleaners, automotive cleaning products, drain cleaners and other consumer-based household products. The Liquid Entities utilize high density polyethylene, polyethylene terephthalate and polypropylene resins to manufacture their containers.

The Liquid Acquisition represents a strategically important acquisition for the Company as it expands the Company’s customer reach within its existing food and consumer products end markets while providing it with additional technological capabilities and an expansion of its geographical reach. The Liquid Acquisition will significantly increase the size and scope of the Company’s operations, particularly in the food product category, and provide the Company with considerable opportunities to convert new products to plastic containers. The Liquid Entities have been a leader in custom blow molded plastic containers used in cold-fill applications and have new hot-fill technologies, which complement the Company’s technologies, and which management believes can help drive new conversions. The Liquid Entities have a similar financial profile to that of the Company, as they use technology to serve their customer base with innovative and cost effective packaging solutions. Management believes the combined purchasing power can yield savings in freight, energy, outside services, leased equipment and miscellaneous raw materials such as packaging, pallets, shrink wrap and spare parts. Additionally, management believes it can eliminate overlapping corporate functions and expenses.

The initial purchase price has been allocated to assets acquired and liabilities assumed based on estimated fair values. The purchase price allocation is preliminary pending a final determination of the purchase price and a final valuation of the assets and liabilities, including a final valuation of property, plant and equipment, intangible assets and the impact on taxes of any adjustments to such valuations, all necessary to account for the acquisition in accordance with ASC 805, “Business Combinations.” For purposes of allocating the total purchase price, assets acquired and liabilities assumed are recorded at their estimated fair values. The initial allocated fair value of assets acquired and liabilities assumed, and subsequent adjustments, are summarized as follows (in thousands):

	As		As of
	originally		December 31,
	presented	Adjustments	2010

Cash	$1,184	$—	$1,184
Accounts receivable	36,858	—	36,858
Inventories	35,029	136	35,165
Prepaid expenses and other current assets	1,247	194	1,441

Total current assets	74,318	330	74,648
Property, plant and equipment	193,186	(4,324)	188,862
Intangible assets	156,500	(600)	155,900
Goodwill	201,437	2,025	203,462

Total assets acquired	625,441	(2,569)	622,872
Less liabilities assumed	61,140	(2,569)	58,571

Net cost of acquisition	$564,301	$—	$564,301

The adjustments set forth above did not materially impact previously reported results of operations or cash flows.

The allocation set forth above is based on management’s estimate of the fair values using valuation techniques including the income, cost and market approaches. The amount allocated to intangible assets

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

3.	Acquisitions (continued)

represents the estimated fair values of technologies of $58.2 million, customer relationships of $89.7 million, trade names of $5.0 million and non-compete agreement of $3.0 million. These intangible assets are being amortized on a straight-line basis over weighted-average estimated remaining lives of 11 years, 14 years, 3 years and 2 years for technologies, customer relationships, trade names and non-compete agreement, respectively, reflecting the expected future benefit periods of these intangible assets. Goodwill of $275.4 million is expected to be deductible for tax purposes. Acquired property, plant and equipment are being depreciated on a straight-line basis with estimated remaining lives up to 20 years. The initial purchase price allocations set forth above are based on all information available to the Company at the present time and are subject to change due to additional working capital adjustments and finalization of fair value calculations, and such changes could be material. The goodwill for the Liquid Entities is disclosed within the North American segment in Note 24.

The purchase agreement related to the Liquid Entities contains a stated purchase price of $568.0 million, plus cash on hand, minus certain indebtedness and subject to a potential working capital adjustment, resulting in a payment by the Company of $564.3 million on September 23, 2010. Included in this amount was a payment of $208.2 million to satisfy existing indebtedness of the Liquid Entities, including accrued interest, then outstanding. The Company and the sellers are in the process of finalizing the working capital adjustment and this adjustment could be material.

During the year ended December 31, 2010, the Company incurred legal, professional and advisory costs directly related to the acquisition totaling $8.5 million. All such costs are included in selling, general and administrative expenses on the Consolidated Statement of Operations for the year ended December 31, 2010. Deferred financing fees incurred in connection with issuing debt related to the acquisition totaled $13.4 million and are reflected in other non-current assets on the Consolidated Balance Sheet as of December 31, 2010.

The results of operations for the year ended December 31, 2010, include the results for the Liquid Entities since the acquisition date. Net sales and operating income of the Liquid Entities included in the Company’s consolidated results of operations totaled $101.4 million and $0.0 million, respectively, for the year ended December 31, 2010.

Pro forma information

The following table sets forth unaudited pro forma results of operations, assuming that the above acquisition had taken place at the beginning of each period presented:

	Year ended December 31,
	2010	2009
	(In millions, except per share data)

Net sales	$2,803	$2,627
Net income attributable to Graham Packaging Company Inc. stockholders	39	16
Basic net income attributable to Graham Packaging Company Inc. stockholders per share	$0.64	$0.38

These unaudited pro forma results of operations have been prepared for comparative purposes only and include certain adjustments, such as additional depreciation and amortization expense as a result of a step-up in the basis of fixed assets and intangible assets, increased interest expense on acquisition debt and related tax effects. They do not purport to be indicative of the results of operations which actually would have resulted had the combination been in effect at the beginning of each period presented, or of future results of operations of the entities.

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

3.	Acquisitions (continued)

On July 1, 2010, the Company acquired China Roots Packaging PTE Ltd. (“China Roots”), a plastic container manufacturing company located in Guangzhou, China, for approximately $15 million, subject to certain adjustments. China Roots manufactures plastic containers and closures for food, health care, personal care and petrochemical products. Its customers include several global consumer product marketers. In 2009, China Roots’ net sales were approximately $16.3 million.

4.	Accounts receivable, net

Accounts receivable, net are presented net of an allowance for doubtful accounts of $1.7 million and $2.4 million at December 31, 2010 and 2009, respectively. Management performs ongoing credit evaluations of its customers and generally does not require collateral.

5.	Concentration of credit risk

For the years ended December 31, 2010, 2009 and 2008, 69.3%, 68.8% and 71.1% of the Company’s net sales, respectively, were generated by its top twenty customers. The Company’s sales to PepsiCo, Inc., the Company’s largest customer, were 9.6%, 10.8% and 13.3% of total sales for the years ended December 31, 2010, 2009 and 2008, respectively. All of these sales were made in North America.

The Company had $112.3 million and $113.7 million of accounts receivable from its top twenty customers as of December 31, 2010 and 2009, respectively. The Company had $18.1 million and $17.5 million of accounts receivable from PepsiCo, Inc. as of December 31, 2010 and 2009, respectively.

6.	Inventories

Inventories, stated at the lower of cost or market, consisted of the following:

	December 31,
	2010	2009
	(In thousands)

Finished goods	$162,136	$130,989
Raw materials	85,030	63,713

Total	$247,166	$194,702

7.	Property, plant and equipment

A summary of gross property, plant and equipment at December 31 is presented in the following table:

	Expected
	useful
	lives	2010	2009
	(In years)	(In thousands)

Land		$52,651	$39,063
Buildings and improvements	7-31.5	280,222	236,446
Machinery and equipment(1)	2-15	1,463,614	1,303,241
Molds and tooling	3-5	321,254	282,243
Furniture and fixtures	7	6,574	5,359
Computer hardware and software	3-7	41,843	40,930
Construction in progress		82,439	66,870

		$2,248,597	$1,974,152

(1)	Includes longer-lived machinery and equipment of approximately $1,407.0 million and $1,230.5 million as of December 31, 2010 and 2009, respectively, having estimated useful lives, when purchased new, ranging

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

7.	Property, plant and equipment (continued)

from 8 to 15 years; and shorter-lived machinery and equipment of approximately $56.6 million and $72.7 million as of December 31, 2010 and 2009, respectively, having estimated useful lives, when purchased new, ranging from 2 to 8 years.

Depreciation expense, including depreciation expense on assets recorded under capital leases, for the years ended December 31, 2010, 2009 and 2008 was $159.0 million, $151.2 million and $168.2 million, respectively.

Capital leases included in buildings and improvements were $1.0 million and $2.2 million at December 31, 2010 and 2009, respectively. Capital leases included in machinery and equipment were $3.4 million and $49.1 million at December 31, 2010 and 2009, respectively. Accumulated depreciation on property, plant and equipment accounted for as capital leases is included with accumulated depreciation on owned assets on the Consolidated Balance Sheets.

The Company capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of these assets. Interest capitalized for the years ended December 31, 2010, 2009 and 2008, was $4.4 million, $3.4 million and $3.9 million, respectively.

The Company closed its plant located in Edison, New Jersey in 2008. The land and building at this location, having a carrying value of $6.6 million, are deemed to be held for sale, and as such are reflected in prepaid expenses and other current assets on the Consolidated Balance Sheets as of December 31, 2010 and 2009.

8.	Intangible assets, net

The gross carrying amount and accumulated amortization of the Company’s intangible assets subject to amortization as of December 31, 2010, were as follows:

	Gross			Weighted average
	carrying	Accumulated		amortization
	amount	amortization	Net	period
		(In thousands)

Patented technology	$86,783	$(12,611)	$74,172	10 years
Customer relationships	124,864	(10,932)	113,932	14 years
Trade names	5,000	(417)	4,583	3 years
Non-compete agreements	3,511	(418)	3,093	2 years

Total	$220,158	$(24,378)	$195,780

The gross carrying amount and accumulated amortization of the Company’s intangible assets subject to amortization as of December 31, 2009, were as follows:

	Gross			Weighted average
	carrying	Accumulated		amortization
	amount	amortization	Net	period
		(In thousands)

Patented technology	$24,545	$(8,399)	$16,146	10 years
Customer relationships	33,863	(6,997)	26,866	16 years

Total	$58,408	$(15,396)	$43,012

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

8.	Intangible assets, net (continued)

Amortization expense for the years ended December 31, 2010, 2009 and 2008 was $9.0 million, $5.0 million and $5.7 million, respectively. The estimated aggregate amortization expense for each of the next five years ending December 31 is as follows (in thousands):

2011	$20,300
2012	19,900
2013	18,300
2014	16,600
2015	16,300

9.	Goodwill

The changes in the carrying amount of goodwill were as follows:

	North		South
	America	Europe	America	Asia
	Segment	Segment	Segment	Segment	Total
	(In thousands)

Balance at January 1, 2009	$418,784	$15,826	$35	$—	$434,645
Foreign currency translation adjustments	1,981	460	(28)	—	2,413

Balance at December 31, 2009	420,765	16,286	7	—	437,058
Goodwill acquired during the year (see Note 3)	203,462	—	—	1,415	204,877
Foreign currency translation adjustments	1,929	(837)	—	37	1,129

Balance at December 31, 2010	$626,156	$15,449	$7	$1,452	$643,064

10.	Asset impairment charges

The components of asset impairment charges in the Consolidated Statements of Operations for the years ended December 31 are reflected in the table below and are described in the paragraphs following the table:

	Year ended December 31,
	2010	2009	2008
	(In thousands)

Property, plant and equipment	$9,621	$41,826	$93,161
Intangible assets	—	—	1,494
Goodwill	—	—	1,409

	$9,621	$41,826	$96,064

Property, plant and equipment

During 2010 and 2009, the Company evaluated the recoverability of its long-lived tangible assets in light of several trends in some of the markets it serves. Among other factors, the Company considered the following in its evaluation:

•	the economic conditions in general;

•	a continuing reduction in the automotive quart/liter container business as the Company’s customers convert to multi-quart/liter containers;

•	the introduction by the Company, and the Company’s competitors, of newer production technology in the plastic container industry which is improving productivity, causing certain of the Company’s older machinery and equipment to become obsolete; and

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

10.	Asset impairment charges (continued)

•	the decline and/or loss of business in certain market segments.

The impaired assets consisted of machinery and equipment, including molds and tooling and support assets, for the production lines. The Company determined the fair value of the production lines using either single scenario or probability-weighted discounted cash flows.

During 2008, the Company evaluated the recoverability of its long-lived tangible assets in light of several trends in some of the markets it serves. Among other factors, the Company considered the following in its evaluation:

•	the deteriorating economic conditions in general;

•	the expected decrease in volume of a major food and beverage customer;

•	a continuing reduction in the automotive quart/liter container business as the Company’s customers convert to multi-quart/liter containers;

•	the introduction by the Company, and the Company’s competitors, of newer production technology in the food and beverage sector which is improving productivity, causing certain of the Company’s older machinery and equipment to become obsolete; and

•	the loss of business of a large automotive lubricants customer.

The impairment of property, plant and equipment was recorded in the following operating segments:

	Year ended December 31,
	2010	2009	2008
	(In thousands)

North America	$5,290	$31,512	$85,367
Europe	3,543	3,918	3,534
South America	788	6,396	4,260

	$9,621	$41,826	$93,161

Intangible assets

During 2010 and 2009, no impairment charges were recorded for intangible assets.

During 2008, the Company recorded impairment charges to its patented technologies and customer relationships of $1.0 million and $0.5 million, respectively, all in its North American operating segment. These intangible assets were recorded in conjunction with the acquisitions of the blow molded plastic container business of Owens-Illinois, Inc. (“O-I Plastic”) in 2004 and certain operations from Tetra-Pak Inc. in 2005. The patented technologies were impaired primarily as a result of not realizing the growth in revenues for this technology that was anticipated at the time of the acquisition of O-I Plastic. The customer relationships were impaired primarily as a result of reduced revenues for the plant acquired from Tetra-Pak Inc.

Goodwill

The Company performs its annual test of impairment of goodwill as of December 31. As a result of this test the Company recorded no impairment charges for the years ended December 31, 2010 and 2009, and $1.4 million for the year ended December 31, 2008. The impairment charges in 2008 related to the following locations (with the operating segment under which it reports in parentheses):

•	Brazil (South America)

•	Argentina (South America)

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

11.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2010	2009
	(In thousands)

Accrued employee compensation and benefits	$72,508	$64,536
Accrued interest	41,241	20,395
Accrued sales allowance	24,294	22,917
Other	58,389	78,958

	$196,432	$186,806

12.	Debt arrangements

Long-term debt consisted of the following:

	December 31,
	2010	2009
	(In thousands)

Term loans (net of $8.9 million and $19.9 million unamortized net discount as of December 31, 2010 and 2009, respectively)	$1,934,707	$1,781,108
Revolver	—	—
Foreign and other revolving credit facilities	6,126	3,381
Senior notes due 2017 (net of $2.9 million and $3.3 million unamortized discount as of December 31, 2010 and 2009, respectively)	250,523	250,047
Senior notes due 2018	250,000	—
Senior subordinated notes	375,000	375,000
Capital leases	1,514	17,039
Other	14,961	10,288

	2,832,831	2,436,863
Less amounts classified as current (net of $3.8 million and $5.8 million unamortized net discount as of December 31, 2010 and 2009, respectively)	34,007	100,657

Total	$2,798,824	$2,336,206

On September 23, 2010, the Company entered into the Sixth Amendment to the Credit Agreement (the “Amendment”), amending the Company’s credit agreement dated as of October 7, 2004. Pursuant to the Amendment, and in connection with the acquisition of the Liquid Entities, the Company entered into a new senior secured term loan facility in an aggregate principal amount of $913.0 million (“Term Loan D”) and extinguished the amount outstanding under the existing senior secured term loan due October 7, 2011 (“Term Loan B”) in the amount of $563.7 million, including accrued interest. The remaining proceeds were used to finance the Liquid Acquisition and pay related costs and expenses. The Term Loan D will mature on the earliest of (i) September 23, 2016, (ii) the date that is 91 days prior to the maturity of the Company’s 8.25% senior notes due January 2017 if such senior notes have not been repaid or refinanced in full by such date or (iii) the date that is 91 days prior to the maturity of the Company’s 9.875% senior subordinated notes due October 2014 if such senior notes have not been repaid or refinanced in full by such date.

As of December 31, 2010, the credit agreement, as amended, consisted of a senior secured term loan of $1,019.6 million ($1,032.9 million aggregate outstanding principal amount less $13.3 million unamortized discount) due April 5, 2014 (“Term Loan C”) and Term Loan D in the amount of $915.1 million

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

12.	Debt arrangements (continued)

($910.7 million aggregate outstanding principal amount plus $4.4 million unamortized premium) (collectively, the “Term Loans”), to the Operating Company and a $124.8 million senior secured revolving credit facility (the “Revolver” and, together with the Term Loans, the “Credit Agreement”) with availability of $110.0 million (as reduced by $14.8 million of outstanding letters of credit). The obligations of the Operating Company and CapCo I under the Credit Agreement are guaranteed by Holdings and certain domestic subsidiaries of the Operating Company. The Term Loans are payable in quarterly installments and require payments of $19.6 million in 2011, $19.6 million in 2012, $19.7 million in 2013, $1,010.5 million in 2014, $9.1 million in 2015 and $865.1 million thereafter (disregarding any further mandatory or voluntary prepayments that may reduce such scheduled amortization payments).

Besides regular amortization payments, the debt payments made in 2010 included the paydowns of debt of $114.2 million with the proceeds from the IPO and of $14.7 million with the proceeds from the sale of additional shares following the IPO and from an excess cash flow payment of $62.5 million due for the year ended December 31, 2009, paid in March 2010.

On May 28, 2009, certain of the Revolver lenders agreed to extend their commitments, with respect to $112.8 million of the total commitment, conditioned on the refinancing in full of the senior notes due 2012, which occurred in November 2009. Subsequent to the IPO, the Company received a $12.0 million increase to its Revolver. As of December 31, 2010, the Company had $124.8 million of commitments that will expire on October 1, 2013.

Interest under the Credit Agreement is payable at (a) the “Adjusted Alternate Base Rate” (the higher of (x) the Prime Rate plus a margin of 3.25%; (y) the Federal Funds Rate plus a margin of 3.75%; or (z) the one-month Eurodollar Rate, subject to a floor of 2.50% for the Term Loan C and Revolver and 1.75% for the Term Loan D, plus a margin of 4.25%); or (b) the Eurodollar Rate, subject to a floor of 2.50% for the Term Loan C and Revolver and 1.75% for the Term Loan D, plus a margin of 4.25%. A commitment fee of 0.75% is due on the unused portion of the Revolver.

Substantially all domestic tangible and intangible assets of the Company are pledged as collateral pursuant to the terms of the Credit Agreement.

On September 23, 2010, in conjunction with the Liquid Acquisition, the Operating Company and CapCo I co-issued $250.0 million aggregate principal amount of 8.25% senior unsecured notes due 2018 (“Senior Notes due 2018”). In conjunction with the issuance of the Senior Notes due 2018, the Company recorded $12.5 million in deferred financing fees, which are included in other non-current assets on the Consolidated Balance Sheet and are being amortized to interest expense over the term of the notes using the effective interest method. Besides these notes, as of December 31, 2010, the Company also had outstanding $253.4 million aggregate principal amount of 8.25% senior unsecured notes due 2017 (“Senior Notes due 2017”) and $375.0 million in senior subordinated notes due 2014 (“Senior Subordinated Notes”) co-issued by the Operating Company and CapCo I (collectively with the Senior Notes due 2018 and the Senior Notes due 2017, the “Notes”). The Notes are unconditionally guaranteed, jointly and severally, by Holdings and certain domestic subsidiaries of the Operating Company and mature on October 7, 2014 (Senior Subordinated Notes), January 1, 2017 (Senior Notes due 2017), and October 1, 2018 (Senior Notes due 2018). Interest on the Senior Subordinated Notes is payable semi-annually at 9.875% per annum and interest on the Senior Notes due 2017 and the Senior Notes due 2018 is payable semi-annually at 8.25% per annum.

During 2007, the Operating Company entered into two forward starting interest rate collar agreements that effectively fixed the interest rate within a fixed cap and floor rate on $385.0 million of the Term Loans at a weighted average cap rate of 4.70% and a weighted average floor rate of 2.88%. These forward starting collar agreements went into effect January 2008 and expired in January 2010.

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

12.	Debt arrangements (continued)

During 2008, the Operating Company entered into four forward starting interest rate swap agreements that effectively fix the interest rate on $350.0 million of the Term Loans at a weighted average rate of 4.08%. These swap agreements went into effect August 2009 and expire in 2011.

The Credit Agreement and indentures governing the Notes contain a number of significant covenants that, among other things, restrict the Company’s and the Company’s subsidiaries’ ability to dispose of assets, repay other indebtedness, incur additional indebtedness, pay dividends, prepay subordinated indebtedness, incur liens, make capital expenditures, investments or acquisitions, engage in mergers or consolidations, engage in transactions with affiliates and otherwise restrict the Company’s activities. In addition, under the Credit Agreement, the Company is required to satisfy specified financial ratios and tests. The Credit Agreement also requires that up to 50% of excess cash flow (as defined in the Credit Agreement) be applied on an annual basis to pay down the Term Loans. No excess cash flow payment is due for the year ended December 31, 2010. As of December 31, 2010, the Company was in compliance with all covenants.

In the event that a party acquires beneficial ownership representing voting power in Holdings greater than the voting power represented by the interests beneficially owned by Blackstone through shares of the Company’s common stock, an event of default under the Credit Agreement will be triggered. Upon the occurrence of an event of default under the Credit Agreement, the lenders will not be required to lend any additional amounts or could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable, which could result in an event of default under the Company’s other debt instruments. If the Company were unable to repay those amounts, the lenders under the Credit Agreement could proceed against the collateral granted to them to secure that indebtedness. The Company has pledged a significant portion of its assets as collateral under the Credit Agreement. If the lenders under the Credit Agreement accelerate the repayment of borrowings, the Company may not have sufficient assets to repay the Credit Agreement and the Company’s other indebtedness or be able to borrow sufficient funds to refinance such indebtedness. Even if the Company is able to obtain new financing, it may not be on commercially reasonable terms, or terms that are acceptable to the Company.

Under the Credit Agreement, as amended, the Operating Company is subject to restrictions on the payment of dividends or other distributions to Holdings; provided that, subject to certain limitations, the Operating Company may pay dividends or other distributions to Holdings:

•	with respect to overhead, tax and tax-related liabilities, ITRs obligations, legal, accounting and other professional fees and expenses; and

•	to fund purchases and redemptions of equity interests of Holdings or GPC held by then present or former officers or employees of Holdings, the Operating Company or their Subsidiaries (as defined therein) or by any employee stock ownership plan upon that person’s death, disability, retirement or termination of employment or other circumstances with annual dollar limitations.

The Company’s weighted average effective interest rate on the outstanding borrowings under the Term Loans and Revolver was 6.57% and 5.71% at December 31, 2010 and 2009, respectively, excluding the effect of interest rate collar and swap agreements.

The Company had several foreign and other revolving credit facilities denominated in U.S. dollars, Brazilian real, Polish zloty and Chinese renminbi with aggregate available borrowings at December 31, 2010, equivalent to $10.2 million. The Company’s average effective interest rate on borrowings of $6.1 million on these credit facilities at December 31, 2010, was 10.8%. The Company’s average effective interest rate on borrowings of $3.4 million on foreign and other revolving credit facilities at December 31, 2009, was 11.1%.

Cash paid for interest during 2010, 2009 and 2008, net of amounts capitalized of $4.4 million, $3.4 million and $3.9 million, respectively, totaled $161.1 million, $177.7 million and $169.0 million, respectively.

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

12.	Debt arrangements (continued)

The annual debt service requirements of the Company for the succeeding five years are as follows (in thousands):

2011	$37,818
2012	23,761
2013	19,950
2014	1,385,487
2015	9,130
Thereafter	1,368,446

As required by the guidance under ASC 470-50-40, “Modifications and Extinguishments,” the Company performed an analysis to determine whether the Amendment would be recorded as an extinguishment of debt or a modification of debt. Based on the Company’s analysis, it was determined that the Amendment qualified as a debt extinguishment under this guidance and, as a result, the Company recorded a loss of $28.5 million. The loss is comprised of the following items (in millions):

Principal amount of Term Loan D	$913.0
Fair value (see Note 13 for further discussion)	917.6

Subtotal	(4.6)
Write-off of deferred financing fees on extinguished debt	(2.4)
Issuance costs and amendment fees	(21.5)

Loss on debt extinguishment	$(28.5)

Write-off of remaining amount in accumulated other comprehensive income (loss) related to interest rate swaps	$(7.0)

In conjunction with the Amendment, the Company recorded $0.9 million in deferred financing fees, which are included in other non-current assets on the Consolidated Balance Sheet and are being amortized to interest expense over the term of the respective debt using the effective interest method.

As required by the guidance under ASC 470-50-40, “Modifications and Extinguishments,” the Company performed an analysis to determine whether the amendment of the Credit Agreement to extend the maturity date of the Term Loans and Revolver on May 28, 2009, would be recorded as an extinguishment of debt or a modification of debt. Based on the Company’s analysis, it was determined that the amendment qualified as a debt extinguishment under this guidance and, as a result, the Company recorded a gain on debt extinguishment of $0.8 million. The gain on debt extinguishment is comprised of the following items (in millions):

Recorded value of debt subject to amendment, prior to amendment	$1,200.0
Fair value of debt resulting from amendment (see Note 13 for further discussion)	(1,177.3)

Gain on extinguished debt, before costs	22.7
Write-off of deferred financing fees on extinguished debt	(9.3)
New issuance costs on extinguished debt	(12.6)

Gain on debt extinguishment	$0.8

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

13.	Fair value measurement

The following methods and assumptions were used to estimate the fair values of each class of financial instruments:

Cash and cash equivalents, accounts receivable and accounts payable

The fair values of these financial instruments approximate their carrying amounts.

Long-term debt

The Company’s long-term debt consists of both variable-rate and fixed-rate debt. The fair values of the Company’s long-term debt were based on market price information. The Company’s variable-rate debt, including the Company’s Credit Agreement, totaled $1,951.3 million (net of $8.9 million unamortized net discount) and $1,790.1 million (net of $19.9 million unamortized discount) at December 31, 2010 and 2009, respectively. The fair value of this long-term debt, including the current portion, was approximately $1,977.1 million and $1,809.8 million at December 31, 2010 and 2009, respectively. The Company’s fixed-rate debt, including $253.4 million of Senior Notes due 2017, $250.0 million of Senior Notes due 2018 and $375.0 million of Senior Subordinated Notes, totaled $881.5 million (net of $2.9 million unamortized discount) and $646.8 million (net of $3.3 million unamortized discount) at December 31, 2010 and 2009, respectively. The fair value of this long-term debt, including the current portion, was approximately $915.1 million and $652.8 million at December 31, 2010 and 2009, respectively.

Derivatives

The Company established the following fair value hierarchy that prioritizes the inputs used to measure fair value, in accordance with the guidance under ASC 820-10, “Fair Value Measurements and Disclosures”:

Level 1:  Inputs are quoted prices in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:  Inputs include the following:

a) Quoted prices in active markets for similar assets or liabilities.

b) Quoted prices in markets that are not active for identical or similar assets or liabilities.

c) Inputs other than quoted prices that are observable for the asset or liability.

d) Inputs that are derived primarily from or corroborated by observable market data by correlation or other means.

Level 3:  Inputs are unobservable inputs for the asset or liability.

Recurring fair value measurements

The following table presents the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2010, by level within the fair value hierarchy:

	Fair value measurements using
	Level 1	Level 2	Level 3
	(In thousands)

Liabilities:
Interest rate swap agreements	$—	$7,813	$—
Foreign currency exchange contracts	—	9	—

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

13.	Fair value measurement (continued)

The following table presents the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2009, by level within the fair value hierarchy:

	Fair value measurements using
	Level 1	Level 2	Level 3
	(In thousands)

Liabilities:
Interest rate collar agreements	$—	$68	$—
Interest rate swap agreements	—	16,688	—
Foreign currency exchange contract	—	27	—

The fair values of the Company’s derivative financial instruments are observable at commonly quoted intervals for the full term of the derivatives and therefore considered level 2 inputs.

Non-recurring fair value measurements

The Company has real estate located in Edison, New Jersey that is held for sale. The aggregate carrying value of these assets at December 31, 2010, was $6.6 million, which is less than the fair value of these assets and therefore resulted in no impairment charge for these assets. The determination of fair value included certain unobservable inputs, which reflect the Company’s assumptions regarding how market participants would price these assets in the marketplace, and therefore are considered level 3 inputs. The fair value of this real estate was based on offers received from potential buyers.

The Company recorded impairment charges of $9.6 million for the year ended December 31, 2010, for long-lived assets in Argentina, Brazil, Canada, Finland, France, Mexico, Poland, Turkey, the United Kingdom and the United States whose carrying values exceeded fair values. The Company recorded impairment charges in continuing operations of $41.8 million for the year ended December 31, 2009, for long-lived assets in Argentina, Belgium, Brazil, France, Mexico, Netherlands, Poland, Turkey, Venezuela, the United Kingdom and the United States whose carrying values exceeded fair values. Fair values for these assets were based on projected future cash flows, discounted using either a risk-free rate or a risk-adjusted rate, which the Company considers level 3 inputs.

The Company signed a Letter of Intent in the second quarter of 2009 to sell its manufacturing facility located in Meaux, France to an independent third party. The sale occurred in November 2009. Based upon the Letter of Intent, the high probability that the sale would occur and the conclusions made by the Company, after consideration of level 3 inputs, that there were no projected future cash flows for this location, the Company recorded an impairment charge in discontinued operations of $5.9 million for the year ended December 31, 2009.

As previously discussed, on September 23, 2010, the Company entered into the Sixth Amendment to the Credit Agreement. In accordance with the guidance under ASC 470-50-40, “Modifications and Extinguishments,” this transaction was treated as a debt extinguishment and the new debt was initially recorded at its fair value of $917.6 million, which was based on the average trading price on the first trade date and is considered a level 2 input. The initial fair value premium of $4.6 million is being amortized as a reduction to interest expense over the term of the Term Loan D using the effective interest method.

On May 28, 2009, the Company amended the Credit Agreement to extend the final maturity date of certain loans and revolver commitments. In accordance with the guidance under ASC 470-50-40, “Modifications and Extinguishments,” this transaction was treated as a debt extinguishment and the new debt was initially recorded at its fair value of $1,177.3 million, which was based on the average trading price on the first trade date and is considered a level 2 input. The initial fair value discount of $22.7 million is being amortized to interest expense over the term of the Term Loan C using the effective interest method.

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

14.	Derivative financial instruments

The Company’s business and activities expose it to a variety of market risks, including risks related to changes in interest rates, foreign currency exchange rates and commodity prices. These financial exposures are monitored and managed by the Company as an integral part of its market risk management program. This program recognizes the unpredictability of financial markets and seeks to reduce the potentially adverse effects that market volatility could have on operating results. As part of its market risk management strategy, the Company uses derivative instruments to protect cash flows from fluctuations caused by volatility in interest rates, foreign currency exchange rates and commodity prices.

Credit risk arising from the inability of a counterparty to meet the terms of the Company’s financial instrument contracts is generally limited to the amounts, if any, by which the counterparty’s obligations exceed the obligations of the Company. It is the Company’s policy to enter into financial instruments with a diverse group of creditworthy counterparties in order to spread the risk among multiple counterparties.

Cash flow hedges

The Company’s interest rate risk management strategy is to use derivative instruments to minimize significant unanticipated earnings fluctuations that may arise from volatility in interest rates of the Company’s borrowings and to manage the interest rate sensitivity of its debt. Interest rate collar and swap agreements are used to hedge exposure to interest rates associated with the Company’s Credit Agreement. Under these agreements, the Company agrees to exchange with a third party at specified intervals the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. In 2010 and 2009, the liabilities associated with interest rate collar and swap agreements were recorded on the balance sheet in other current liabilities and other non-current liabilities, at fair value. The hedges were highly effective as defined by ASC 815, “Derivatives and Hedging,” with the effective portion of the cash flow hedges recorded in other comprehensive income (loss) until the first quarter of 2009, as further discussed below.

Derivatives are an important component of the Company’s interest rate management program, leading to acceptable levels of variable interest rate risk. Had the Company not hedged its interest rates in 2010, 2009 and 2008, interest expense would have been lower by $13.4 million, $13.1 million and $0.2 million, respectively, compared to an entirely unhedged variable-rate debt portfolio.

The Company uses foreign currency exchange contracts as hedges against payments of intercompany balances and anticipated purchases denominated in foreign currencies. The Company enters into these contracts to protect itself against the risk that the eventual net cash flows will be adversely affected by changes in exchange rates. At December 31, 2010 and 2009, the Company had foreign currency exchange contracts outstanding for the purchase of pound sterling and U.S. dollars in an aggregate amount of $2.2 million and pound sterling in an amount of $1.5 million, respectively.

The Company’s energy risk management strategy is to use derivative instruments to minimize significant unanticipated manufacturing cost fluctuations that may arise from volatility in natural gas prices.

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on derivatives representing hedge ineffectiveness, if any, are recognized in current earnings.

The maximum term over which the Company is hedging exposures to the variability of cash flows (for all forecasted transactions, excluding interest payments on variable-rate debt) is 12 months.

Derivatives not designated as hedging instruments

During the first quarter of 2009, the Company elected to roll over its senior secured term loan in one-month increments to reduce its cash interest, as opposed to continuing to roll over its senior secured term loan

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

14.	Derivative financial instruments (continued)

in three-month increments to match the terms of its interest rate collar agreements. The Company had therefore discontinued hedge accounting for its interest rate collar and swap agreements. The amount recorded in accumulated other comprehensive income (loss) as of that date was being recognized as interest expense over the period in which the previously hedged activity continued to occur. Changes in the fair value of the interest rate collar and swap agreements from that date were also being recognized as interest expense. As a result of the extinguishment of the Term Loan B in conjunction with the refinancing of the Credit Agreement that enabled the Company to purchase the Liquid Entities on September 23, 2010, the Company wrote off the remaining unamortized amount in accumulated other comprehensive income (loss).

In 2009, the Company entered into foreign currency exchange contracts to hedge the effects of fluctuations in exchange rates on an anticipated euro-denominated purchase of equipment. The gains or losses on the derivatives were recognized in current earnings.

Financial instruments are not held by the Company for trading purposes.

The notional amounts of the Company’s derivative instruments outstanding were as follows:

	As of December 31,
	2010	2009
	(In thousands)

Derivatives designated as hedges:
Foreign currency exchange contracts	$2,222	$1,544

Total derivatives designated as hedges	$2,222	$1,544

Derivatives not designated as hedges:
Interest rate collar agreements	$—	$385,000
Interest rate swap agreements	350,000	350,000

Total derivatives not designated as hedges	$350,000	$735,000

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

14.	Derivative financial instruments (continued)

The fair values of the Company’s derivative instruments outstanding were as follows:

		December 31,
	Balance Sheet Location	2010	2009
		(In thousands)

Liability derivatives:
Derivatives designated as hedges:
Foreign currency exchange contracts	Accrued expenses and other current liabilities	$9	$27

Total derivatives designated as hedges		9	27

Derivatives not designated as hedges:
Interest rate collar agreements	Accrued expenses and other current liabilities	—	68
Interest rate swap agreements	Accrued expenses and other current liabilities	7,813	10,466
Interest rate swap agreements	Other non-current liabilities	—	6,222

Total derivatives not designated as hedges		7,813	16,756

Total liability derivatives		$7,822	$16,783

The gains and losses on the Company’s derivative instruments were as follows:

				Amount of gain or
	Amount of gain or			(loss) reclassified
	(loss) recognized in			from AOCI into
	AOCI (a) (effective			income (effective
	portion) for the			portion) for the
	year ended		Income statement	year ended
	December 31,		classification	December 31,
	2010	2009		2010	2009
	(In thousands)			(In thousands)

Derivatives designated as hedges:
Cash flow hedges:
Foreign currency exchange contracts	$(69)	$122	Other expense (income), net	$(69)	$122
Natural gas swap agreements	—	(180)	Cost of goods sold	—	(430)

Total derivatives designated as hedges	$(69)	$(58)		$(69)	$(308)

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

14.	Derivative financial instruments (continued)

		Amount of gain or
		(loss) recognized in
		income for the
		year ended
		December 31,
		2010	2009
		(In thousands)

Derivatives not designated as hedges:
Interest rate collar agreements	Interest expense	$(86)	$(7,790)
Interest rate swap agreements	Interest expense	(10,321)	(9,131)
Interest rate swap agreements	Write-off of amounts in accumulated other comprehensive income related to interest rate swaps	(6,988)	—
Foreign currency exchange contracts	Other expense (income), net	—	95

Total derivatives not designated as hedges		$(17,395)	$(16,826)

(a)	Accumulated other comprehensive income (loss) (“AOCI”).

15.	Transactions with related parties

The Company had transactions with entities affiliated through common ownership. The Company made payments to Graham Engineering Corporation (“Graham Engineering”), which is owned by the Graham Family, for equipment and related services. Affiliates of both the Graham Family and Blackstone have supplied management and advisory services to Holdings since 1998. Under the Fifth Amended and Restated Limited Partnership Agreement and the Amended and Restated Monitoring Agreement (the “Monitoring Agreement”), Holdings was obligated to make annual payments of $2.0 million and $3.0 million to affiliates of the Graham Family and Blackstone, respectively. In exchange for a one-time payment of $26.3 million to Blackstone Management Partners III L.L.C. and $8.8 million to Graham Alternative Investment Partners I, LP, the parties of the Monitoring Agreement agreed to terminate such agreement. These amounts paid to terminate the Monitoring Agreement are reflected in selling, general and administrative expenses on the Consolidated Statement of Operations for the year ended December 31, 2010, and are not included in the table below. As a result of the termination, Blackstone, the Graham Family and their affiliates have no further obligation to provide monitoring services to Holdings, and Holdings has no further obligation to make annual payments of $4.0 million, under the Monitoring Agreement. As a result, as of February 10, 2010, the Company is only obligated to make annual payments of $1.0 million to affiliates of the Graham Family for ongoing management and advisory services under the Sixth Amended and Restated Limited Partnership Agreement, until such time that the Graham Family sells more than two thirds of its original investment owned on February 2, 1998 (or common stock for which such partnership interests have been or are eligible to be exchanged), and such services would then cease.

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

15.	Transactions with related parties (continued)

Transactions with entities affiliated through common ownership included the following:

	Year ended December 31,
	2010	2009	2008
	(In thousands)

Equipment and related services purchased from affiliates	$3,127	$2,504	$1,272
Management services provided by affiliates(1)	$6,231	$10,024	$5,213
Interest income on notes receivable from owners	$367	$273	$121

(1)	Amount for the year ended December 31, 2010, includes a $4.5 million fee paid to Blackstone Advisory Partners L.P. for advisory and other services rendered in connection with the Liquid Acquisition. This fee was negotiated on an arm’s-length basis for services performed and the prevailing fees being charged by third parties for comparable services. Amount for the year ended December 31, 2009, includes a $5.0 million fee paid to Blackstone Management Partners III L.L.C. in connection with the Fourth Amendment to the Credit Agreement entered into on May 28, 2009.

Account balances with affiliates included the following:

	As of December 31,
	2010	2009
	(In thousands)

Accounts receivable	$140	$—
Accounts payable	$219	$972
Other current liabilities	$—	$703
Notes and interest receivable for ownership interests	$—	$1,795
Receivable from Blackstone	$4,838	$4,559
ITRs obligations	$11,470	$—

At December 31, 2009, the Company had loans outstanding to certain former management employees of the Company of $1.8 million for the purchase of shares of GPC. These loans were made in connection with the capital call payments made on September 29, 2000, and March 29, 2001, pursuant to a capital call agreement dated as of August 13, 1998. The proceeds from the loans were used to fund management’s share of the capital call payments. The loans were repaid in 2010. The loans and related interest outstanding as of December 31, 2009, are reflected in equity (deficit) on the Consolidated Balance Sheet.

On behalf of Blackstone, the Company made payments to a former Chief Executive Officer and Chief Financial Officer of the Operating Company on January 5, 2007, for the repurchase of all of their outstanding shares of GPC, pursuant to separation agreements dated as of December 3, 2006. Additionally, on behalf of Blackstone, the Company made a payment to a former Senior Vice President of the Operating Company on April 10, 2009, for the repurchase of all of his outstanding shares of GPC. As a result of these payments, Blackstone became the owner of these shares and owes the Company $4.8 million and $4.6 million as of December 31, 2010 and 2009, respectively, including accrued interest. This receivable is reflected in equity (deficit) on the Consolidated Balance Sheets.

Prior to 2010, affiliates of Blackstone had provided funding to the Company to cover its operating expenses, resulting in a payable to the affiliates of Blackstone, which is reflected in other current liabilities on the Consolidated Balance Sheet as of December 31, 2009. Such payable was fully paid in 2010.

In connection with the IPO, on February 10, 2010, GPC entered into separate ITRs with its pre-IPO stockholders (e.g. Blackstone, management and other stockholders) and with GPC LP. The agreements provide for the payment by GPC of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that is actually realized (or is deemed to be realized in the case of an early termination or change in

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

15.	Transactions with related parties (continued)

control as further described in the ITRs) as a result of the utilization of net operating losses attributable to periods prior to the IPO, and any increase to the tax basis of the assets of the Company related to (1) the 1998 acquisition of Holdings and (2) current and future exchanges by the Graham Family of their limited partnership units for common stock of GPC pursuant to the Exchange Agreement, and of certain other tax benefits related to GPC’s entering into the ITRs, including tax benefits attributable to payments under the ITRs. Payments under the ITRs are not conditioned upon these parties’ continued ownership of the Company or Holdings.

The Company expects that future payments under the ITRs will aggregate to between $200.0 million and $235.0 million with potential additional payments for tax basis step-ups relating to future exchanges by the Graham Family of their limited partnership units in Holdings for GPC common stock depending on the timing and value of such exchanges. This range is based on the Company’s assumptions using various items, including valuation analysis and historical tax basis amounts. This range also includes step-ups related to the Graham Family’s exchange of 1,324,900 limited partnership units through December 31, 2010. The Company will recognize obligations based on the amount of recorded net deferred income tax assets recognized, and subject to the ITRs. Changes in the recorded net deferred income tax assets that are subject to the ITRs obligations will result in changes in the ITRs obligations, and such changes will be recorded as other income or expense. As of December 31, 2010, the value of the ITRs obligations was $11.5 million. Because GPC is a holding company with no operations of its own, its ability to make payments under the ITRs is dependent on Holdings’ ability to make distributions. Upon the effective date of the respective ITRs, the Company recorded an initial obligation of $6.5 million, which was recognized as a reduction of additional paid-in capital. Additionally, the Company recorded $5.0 million in non-operating expense related to the increase in the ITRs obligations for the year ended December 31, 2010. For the year ended December 31, 2010, no payments have been made under the ITRs.

Gary G. Michael, a member of GPC’s Board of Directors and a member of the former committee that advised Holdings and its partners, also serves on the Board of Directors of The Clorox Company, which is a large customer of the Company. Included in current assets at December 31, 2010 and 2009, were receivables from The Clorox Company of $1.1 million and $2.3 million, respectively. Included in net sales for the years ended December 31, 2010, 2009 and 2008, were net sales to The Clorox Company of $47.1 million, $49.1 million and $45.2 million, respectively.

Effective October 23, 2008, the Company entered into an employer health program agreement with Equity Healthcare LLC (“Equity Healthcare”), which is an affiliate of Blackstone. Equity Healthcare negotiates with providers of standard administrative services for health benefit plans as well as other related services for cost discounts and quality of service monitoring capability by Equity Healthcare. Because of the combined purchasing power of its client participants, Equity Healthcare is able to negotiate pricing terms for providers that are believed to be more favorable than the companies could obtain for themselves on an individual basis.

In consideration for Equity Healthcare’s provision of access to these favorable arrangements and its monitoring of the contracted third parties’ delivery of contracted services to the Company, the Company pays Equity Healthcare a fee of $2 per participating employee per month (“PEPM Fee”). As of December 31, 2010, the Company had approximately 3,875 employees enrolled in its health benefit plans in the United States.

Equity Healthcare may also receive a fee (“Health Plan Fee”) from one or more of the health plans with whom Equity Healthcare has contractual arrangements if the total number of employees joining such health plans from participating companies exceeds specified thresholds. If and when Equity Healthcare reaches the point at which the aggregate of its receipts from the PEPM Fee and the Health Plan Fee have covered all of its allocated costs, it will apply the incremental revenues derived from all such fees to (a) reduce the PEPM Fee otherwise payable by the Company; (b) avoid or reduce an increase in the PEPM Fee that might otherwise

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

15.	Transactions with related parties (continued)

have occurred on contract renewal; or (c) arrange for additional services to the Company at no cost or reduced cost.

Effective February 1, 2006, the Company entered into a five-year participation agreement (“Participation Agreement”) with Core Trust Purchasing Group (“CPG”), a division of HealthTrust Purchasing Corporation, designating CPG as the Company’s exclusive “group purchasing organization” for the purchase of certain products and services from third party vendors. CPG secures from vendors pricing terms for goods and services that are believed to be more favorable than participants in the group purchasing organization could obtain for themselves on an individual basis. Under the Participation Agreement, the Company must purchase 80% of the requirements of its participating locations for core categories of specified products and services from vendors participating in the group purchasing arrangement with CPG or CPG may terminate the contract. In connection with purchases by its participants (including the Company), CPG receives a commission from the vendors in respect of such purchases.

Although CPG is not affiliated with Blackstone, in consideration for Blackstone’s facilitating the Company’s participation in CPG and monitoring the services CPG provides to the Company, CPG remits a portion of the commissions received from vendors in respect of the Company’s purchases under the Participation Agreement to an affiliate of Blackstone. For the years ended December 31, 2010, 2009 and 2008, the Company’s purchases under the Participation Agreement were approximately $6.5 million, $7.5 million and $6.8 million, respectively.

Pinnacle Foods, which is owned by Blackstone, is a customer of the Company. Included in net sales for the years ended December 31, 2010, 2009 and 2008, were net sales to Pinnacle Foods of $7.4 million, $5.9 million and $10.1 million, respectively.

In 2008, the Company entered into an agreement with Kloeckner Pentaplast (“Kloeckner”), which is owned by Blackstone, to combine the Company’s purchasing power on materials used by both the Company and Kloeckner. In connection with this agreement, Kloeckner paid the Company no amounts for the years ended December 31, 2010 and 2009, and $0.2 million for the year ended December 31, 2008.

16.	Pension plans

Substantially all employees of the Company participate in noncontributory defined benefit or defined contribution pension plans.

The U.S. defined benefit plan covering salaried employees provides retirement benefits based on the final five years average compensation, while plans covering hourly employees provide benefits based on years of service. The Company’s hourly and salaried pension plan covering non-union employees was frozen to future salary and service accruals in 2006.

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

16.	Pension plans (continued)

The Company accounts for its defined benefit plans under the guidance in ASC 715, “Defined Benefit Plans.” The Company uses a December 31 measurement date for all of its plans. The components of pension expense and other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) were as follows:

	Pension plan
	U.S.			Non-U.S.
	2010	2009	2008	2010	2009	2008
	(In thousands)

Net periodic benefit cost and amounts recognized in other comprehensive income (loss):
Service cost	$1,662	$1,795	$1,821	$509	$442	$690
Interest cost	5,393	5,189	4,695	960	847	910
Expected return on assets	(6,080)	(4,958)	(5,711)	(884)	(792)	(963)
Amortization of prior service cost	644	668	665	55	50	54
Amortization of net loss	792	1,602	80	100	42	66
Special benefits charge	—	52	318	—	—	—
Settlements/curtailments	—	181	—	—	—	—

Net periodic pension costs	2,411	4,529	1,868	740	589	757

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss):
Prior service cost for period	—	—	356	—	—	—
Net loss (gain) for period	5,894	(9,953)	29,585	(268)	940	(325)
Amortization of prior service cost	(644)	(849)	(665)	(55)	(50)	(54)
Amortization of net loss	(792)	(1,602)	(80)	(100)	(42)	(66)
Foreign currency exchange rate change	—	—	—	142	884	(84)

Total	4,458	(12,404)	29,196	(281)	1,732	(529)

Total recognized in net periodic benefit cost and other comprehensive income (loss)	$6,869	$(7,875)	$31,064	$459	$2,321	$228

The estimated prior service cost and net actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2011 are $0.6 million and $1.1 million, respectively, for the U.S. plans, and $0.1 million and $0.1 million, respectively, for the non-U.S. plans.

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

16.	Pension plans (continued)

All of the Company’s plans have a benefit obligation in excess of plan assets. Using the most recent actuarial valuations, the following table sets forth the change in the Company’s benefit obligation and pension plan assets at market value for the years ended December 31, 2010 and 2009. The Company uses the fair value of its pension assets in the calculation of pension expense for all of its pension plans.

	U.S.		Non-U.S.
	2010	2009	2010	2009
	(In thousands)

Change in benefit obligation:
Benefit obligation at beginning of year	$(91,116)	$(87,583)	$(16,492)	$(12,425)
Service cost	(1,662)	(1,795)	(509)	(442)
Interest cost	(5,393)	(5,189)	(960)	(847)
Benefits paid	2,661	2,422	385	393
Change in benefit payments due to experience	—	—	16	(21)
Settlements/curtailments	—	142	—	—
Participant contributions	—	—	(72)	(78)
Effect of exchange rate changes	—	—	(97)	(2,293)
Special termination benefits	—	(52)	—	—
Actuarial (loss) gain	(8,033)	939	42	(779)

Benefit obligation at end of year	$(103,543)	$(91,116)	$(17,687)	$(16,492)

Change in plan assets:
Plan assets at market value at beginning of year	$79,003	$52,009	$13,221	$10,146
Actual return on plan assets	8,220	13,831	1,030	1,281
Foreign currency exchange rate changes	—	—	106	1,366
Employer contributions	6,306	15,585	1,033	743
Participant contributions	—	—	72	78
Benefits paid	(2,661)	(2,422)	(385)	(393)

Plan assets at market value at end of year	$90,868	$79,003	$15,077	$13,221

Funded status at end of year	$(12,675)	$(12,113)	$(2,610)	$(3,271)

Amounts recognized in the consolidated balance sheets consist of:
Current liabilities	$—	$—	$(40)	$(32)
Non-current liabilities	(12,675)	(12,113)	(2,570)	(3,239)

Total	$(12,675)	$(12,113)	$(2,610)	$(3,271)

Amounts recognized in accumulated other comprehensive income (loss):
Unrecognized prior service cost	$4,665	$5,309	$448	$481
Unrecognized net actuarial loss	24,804	19,702	1,383	1,567

Total	$29,469	$25,011	$1,831	$2,048

Accrued benefit cost:
Accrued benefit cost at beginning of year	$12,898	$1,842	$(1,223)	$(1,334)
Net periodic benefit cost	(2,411)	(4,529)	(740)	(589)
Employer contributions	6,306	15,585	1,033	743
Effect of exchange rate changes	—	—	151	(43)

Accrued benefit cost at end of year	$16,793	$12,898	$(779)	$(1,223)

The accumulated benefit obligation for all defined benefit pension plans was $121.2 million and $107.6 million as of December 31, 2010 and 2009, respectively.

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

16.	Pension plans (continued)

Pension plans with accumulated benefit obligations in excess of plan assets at December 31 are as follows:

	As of December 31,
	2010	2009
	(In thousands)

Projected benefit obligation	$121,230	$107,608
Accumulated benefit obligation	121,230	107,608
Fair value of plan assets	105,945	92,224

The following table presents significant assumptions used to determine benefit obligations at December 31:

	2010	2009

Discount rate:
— U.S.	5.50%	6.00%
— Canada	5.00%	5.75%
— UK	5.90%	6.00%
— Mexico	8.33%	8.60%
Rate of compensation increase:
— U.S.	N/A	N/A
— Canada	4.00%	4.00%
— UK	3.15%	3.10%
— Mexico	5.04%	5.04%

The following table presents significant weighted average assumptions used to determine benefit cost for the years ended December 31:

	Actuarial assumptions
	U.S.	Canada	UK	Mexico

Discount rate:
2010	6.00%	6.75%	5.90%	8.33%
2009	6.00%	5.75%	6.00%	8.60%
2008	6.00%	5.25%	5.37%	7.64%
Long-term rate of return on plan assets:
2010	7.50%	5.75%	6.12%	N/A
2009	8.00%	7.00%	6.43%	N/A
2008	8.75%	7.00%	7.10%	N/A
Rate of increase for future compensation levels:
2010	N/A	4.00%	3.15%	5.04%
2009	N/A	4.00%	3.10%	5.04%
2008	N/A	4.00%	3.60%	4.54%

Pension expense is calculated based upon a number of actuarial assumptions established on January 1 of the applicable year, detailed in the table above, including a weighted-average discount rate, expected long-term rate of return on plan assets and rate of increase in future compensation levels. The discount rate used by the Company for valuing pension liabilities is based on a review of high quality corporate bond yields with maturities approximating the remaining life of the projected benefit obligations.

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

16.	Pension plans (continued)

The U.S. expected long-term rate of return assumption on plan assets (which consist mainly of U.S. equity and debt securities) was developed by evaluating input from the Company’s actuaries and investment consultants as well as long-term inflation assumptions. Projected returns by such consultants are based on broad equity and bond indices. The expected long-term rate of return on plan assets is based on an asset allocation assumption of 65% with equity managers and 35% with fixed income managers. At December 31, 2010, the Company’s asset allocation was 52% with equity managers, 41% with fixed income managers and 7% other. At December 31, 2009, the Company’s asset allocation was 48% with equity managers, 47% with fixed income managers and 5% other. The Company believes that its long-term asset allocation on average will approximate 65% with equity managers and 35% with fixed income managers. The Company regularly reviews its actual asset allocation and periodically rebalances its investments to targeted allocations when considered appropriate.

At December 31, 2010, asset allocation for the Company’s UK plan is 41% with equity managers, 45% with fixed income managers and 14% in real estate.

The Company made cash contributions to its pension plans in 2010 of $7.3 million and paid benefit payments of $3.0 million. The Company estimates that based on current actuarial calculations it will make cash contributions to its pension plans in 2011 of $5.3 million. Cash contributions in subsequent years will depend on a number of factors including performance of plan assets.

The following table presents the fair value of pension plan assets classified under the appropriate level of the fair value hierarchy as of December 31, 2010. Refer to Note 13 for the definition of fair value and a description of the fair value hierarchy structure.

	Fair value measurements using
	Level 1	Level 2	Level 3	Total
	(In thousands)

Asset Category:
Cash and cash equivalents	$5,661	$—	$—	$5,661
Mutual funds
U.S. equity	42,378	—	—	42,378
International equity	10,953	—	—	10,953
International fixed income	10,600	—	—	10,600
Taxable fixed income funds	24,723	—		24,723
International equity securities	4,115	—	—	4,115
Commingled pools / collective trusts	—	7,515	—	7,515

Total	$98,430	$7,515	$—	$105,945

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

16.	Pension plans (continued)

The following table presents the fair value of pension plan assets classified under the appropriate level of fair value hierarchy as of December 31, 2009:

	Fair value measurements using
	Level 1	Level 2	Level 3	Total
	(In thousands)

Asset Category:
Cash and cash equivalents	$6,440	$—	$—	$6,440
Mutual funds
U.S. equity	26,826	—	—	26,826
International equity	11,149	—	—	11,149
International fixed income	12,147	—	—	12,147
Taxable fixed income funds	25,831	—		25,831
International equity securities	3,571	—	—	3,571
Commingled pools / collective trusts	—	6,260	—	6,260

Total	$85,964	$6,260	$—	$92,224

The Company measures the fair value of mutual funds, taxable fixed income funds and international equity securities based on quoted market prices, as substantially all of these instruments have active markets. The Canadian pension plan is invested in only one asset, which is a commingled pooled trust that maintains diversification among various asset classes, including Canadian common stocks, bonds and money market securities, U.S. equities, other international equities and fixed income investments. Such investments are valued at the net asset value of the shares held at December 31, 2010. Accordingly, these investments are included in level 2.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Benefit
payments
(In thousands)

2011	$3,420
2012	3,775
2013	4,108
2014	4,493
2015	4,870
Years 2016 — 2020	31,927

During 2009, the Company closed its plant located in Bristol, Pennsylvania and announced the closure of its plant in Vicksburg, Mississippi. The Company recorded a net curtailment charge of $0.1 million for the vesting of all non-vested pension plan participants in these plans. On January 29, 2010, the Company made a voluntary contribution of $0.5 million to fully fund the Bristol, Pennsylvania plan.

The Company also participated in a defined contribution plan under Internal Revenue Code Section 401(k), which covered all U.S. employees of the Company except those represented by a collective bargaining unit. The Company’s contributions were determined as a specified percentage of employee contributions, subject to certain maximum limitations. The Company’s costs for the defined contribution plan for 2010, 2009 and 2008 were $7.7 million, $7.4 million and $8.3 million, respectively.

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

16.	Pension plans (continued)

The Company also had a statutory plan in the Netherlands, the pension amounts of which are not included in the pension amounts above. As of December 31, 2010, this plan had pension liabilities of $0.7 million.

17.	Holdings partnership agreement

Holdings was formed under the name “Sonoco Graham Company” on April 3, 1989, as a limited partnership in accordance with the provisions of the Pennsylvania Uniform Limited Partnership Act, and on March 28, 1991, Holdings changed its name to “Graham Packaging Company.” Pursuant to an Agreement and Plan of Recapitalization, Redemption and Purchase, dated as of December 18, 1997 (the “Recapitalization Agreement”), (i) Holdings, (ii) the then owners of the Company (the “Graham Entities”) and (iii) GPC and BCP agreed to a recapitalization of Holdings (the “Recapitalization”). Closing under the Recapitalization Agreement occurred on February 2, 1998. Upon the closing of the Recapitalization, the name of Holdings was changed to “Graham Packaging Holdings Company.” Holdings will continue until its dissolution and winding up in accordance with the terms of the Holdings Partnership Agreement (as defined below).

As contemplated by the Recapitalization Agreement, the Graham Family (as successors and assigns of Graham Capital Company and Graham Family Growth Partnership), Graham Packaging Corporation, GPC and BCP entered into a Fifth Amended and Restated Agreement of Limited Partnership (the “Holdings Partnership Agreement”). The general partner of the partnership, as of December 31, 2010, was BCP, and the limited partners of the partnership were GPC, three entities controlled by the Graham Family (GPC Investments, LLC, Graham Capital Company and Graham Alternative Investment Partners I, LP) and a former member of management.

Capital Accounts.  A capital account is maintained for each partner on the books of Holdings. The Holdings Partnership Agreement provides that at no time during the term of the partnership or upon dissolution and liquidation thereof shall a limited partner with a negative balance in its capital account have any obligation to Holdings or the other partners to restore such negative balance. Items of partnership income or loss are allocated to the partners’ capital accounts in accordance with their percentage interests except as provided in Section 704(c) of the Internal Revenue Code with respect to contributed property where the allocations are made in accordance with the U.S. Treasury regulations thereunder.

Distributions.  The Holdings Partnership Agreement requires certain tax distributions to be made if and when Holdings has taxable income. Other distributions shall be made in proportion to the partners’ respective percentage interests.

Transfers of Partnership Interests.  The Holdings Partnership Agreement provides that, subject to certain exceptions including, without limitation, the transfer rights described below, general partners shall not withdraw from Holdings, resign as a general partner nor transfer their general partnership interests without the consent of all general partners, and limited partners shall not transfer their limited partnership interests.

If either GPC Investments, LLC, Graham Capital Company and/or Graham Alternative Investment Partners I, LP (individually “Continuing Graham Partner” and collectively the “Continuing Graham Partners”) wishes to sell or otherwise transfer its partnership interests pursuant to a bona fide offer from a third party, Holdings and the Equity Investors must be given a prior opportunity to purchase such interests at the same purchase price set forth in such offer. If Holdings and the Equity Investors do not elect to make such purchase, then such Continuing Graham Partner may sell or transfer such partnership interests to such third party upon the terms set forth in such offer. If the Equity Investors wish to sell or otherwise transfer their partnership interests pursuant to a bona fide offer from a third party, the Continuing Graham Partners shall have a right to include in such sale or transfer a proportionate percentage of their partnership interests. If the Equity Investors (so long as they hold 51% or more of the partnership interests) wish to sell or otherwise transfer their partnership interests pursuant to a bona fide offer from a third party, the Equity Investors shall have the right

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

17.	Holdings partnership agreement (continued)

to compel the Continuing Graham Partners to include in such sale or transfer a proportionate percentage of their partnership interests.

Dissolution.  The Holdings Partnership Agreement provides that Holdings shall be dissolved upon the earliest of (i) the sale, exchange or other disposition of all or substantially all of Holdings’ assets, (ii) the withdrawal, resignation, filing of a certificate of dissolution or revocation of the charter or bankruptcy of a general partner, or the occurrence of any other event which causes the general partner to cease to be the general partner unless a majority-in-interest of the limited partners elect to continue the partnership, or (iii) such date as the partners shall unanimously elect.

18.	Comprehensive income (loss)

The components of accumulated other comprehensive income (loss), net of income taxes, consisted of:

					Total other	Total other
					comprehensive	comprehensive
					income (loss)	income (loss)
	Cash		Cumulative	Total other	attributable to	attributable to
	flow	Pension	translation	comprehensive	noncontrolling	GPC
	hedges	liability	adjustments	income (loss)	interests	stockholders
	(In thousands)

Balance at January 1, 2008	$(706)	$(8,959)	$61,791	$52,126	$—	$52,126
Other comprehensive income	(22,361)	(29,028)	(65,941)	(117,330)	—	(117,330)

Balance at December 31, 2008	(23,067)	(37,987)	(4,150)	(65,204)	—	(65,204)
Other comprehensive income	10,111 (1)	10,432	19,579	40,122	6,041	34,081

Balance at December 31, 2009	(12,956)	(27,555)	15,429	(25,082)	6,041	(31,123)
Other comprehensive income	12,956 (1)	(4,118)	(1,966)	6,872	650	6,222
Common stock issued under exchange agreements	—	—	—	—	(2,393)	2,393

Balance at December 31, 2010	$—	$(31,673)	$13,463	$(18,210)	$4,298	$(22,508)

(1)	Includes amortization and write-off of amounts in accumulated other comprehensive income (loss) as of the date the Company discontinued hedge accounting for its interest rate collar and swap agreements of $13.0 million (net of tax of $0) and $9.6 million (net of tax of $0) for the years ended December 31, 2010 and 2009, respectively.

19.	Option plans

Options have been granted under the terms of the Graham Packaging Holdings Company Management Option Plan (the “1998 Option Plan”), the 2004 Graham Packaging Holdings Company Management Option Plan (the “2004 Option Plan”), the 2008 Graham Packaging Holdings Company Management Option Plan (the “2008 Option Plan”) and the 2010 Equity Compensation Plan (the “2010 Option Plan” and, collectively with the 1998 Option Plan, the 2004 Option Plan and the 2008 Option Plan, the “Option Plans”).

The Option Plans provide for the grant to management employees of Holdings and its subsidiaries and non-employee Directors, advisors, consultants and other individuals providing services to Holdings of options (“Options”) to purchase either limited partnership interests in Holdings under the 1998 Option Plan, the 2004 Option Plan and the 2008 Option Plan (each interest being referred to as a “Unit”), which may be exchanged for shares of GPC’s common stock, or shares of GPC’s common stock under the 2010 Option Plan. On February 4, 2010, GPC effected a 1,465.4874-for-one stock split and Holdings effected a 3,781.4427-for-one unit split. Accordingly, any unit/share information reflects such splits. As a result of these splits, each share of GPC’s common stock corresponds to one Unit of Holdings’ partnership interest. The aggregate number of

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

19.	Option plans (continued)

combined Units and/or shares with respect to which Options may be granted under the Option Plans may not exceed 7,220,286. A committee has been appointed to administer the Option Plans, including, without limitation, the determination of the individuals to whom grants will be made, the number of Options subject to each grant and the various terms of such grants.

Under the 1998 Option Plan, the 2004 Option Plan and the 2010 Option Plan, the exercise price per Option is or will be equal to or greater than the fair value of a Unit on the date of grant. Under the 2008 Option Plan, the exercise price per Option is or will be less than, equal to, or greater than the fair value of a Unit on the date of grant, provided that there are limitations on exercise of any Option granted at less than fair value on the grant date. Prior to the IPO, the Company determined the fair value of a Unit by considering market multiples of comparable public companies and recent transactions involving comparable public and private companies, and by performing discounted cash flow analyses on its projected cash flows. The Company utilized the services of an appraisal firm to assist in these analyses. Subsequent to the IPO, the fair value of a Unit is equal to the closing price of the Company’s common stock on the New York Stock Exchange. The number and type of Units covered by outstanding Options and exercise prices may be adjusted to reflect certain events such as recapitalizations, mergers or reorganizations of or by Holdings. The Option Plans are intended to advance the best interests of the Company by allowing such employees to acquire an ownership interest in the Company, thereby motivating them to contribute to the success of the Company and to remain in the employ of the Company.

In general, Options awarded under the 1998 Option Plan vest according to either a time-based component or time-based and performance-based components as follows: 50% of the Options vest and become exercisable in 20% increments annually over five years, so long as the holder of the Option is still an employee on the vesting date, and 50% of the Options vest and become exercisable in 20% increments annually over five years, so long as the Company achieves specified earnings targets for each year, although these Options do become exercisable in full without regard to the Company’s achievement of these targets on the ninth anniversary of the date of grant, so long as the holder of the Option is still an employee on that date.

In general, time-based Options awarded under the 2004 Option Plan, the 2008 Option Plan and the 2010 Option Plan vest and become exercisable in 25% increments annually over four years, so long as the holder of the Option is still an employee on the vesting date, and in limited circumstances, Options have been granted under the 2004 Option Plan and the 2008 Option Plan with vesting subject to the additional requirement of the achievement of an earnings target. In some circumstances, Options have been granted under the 2004 Option Plan and the 2008 Option Plan that vest contingent upon the employee’s continuous employment with the Company and the sale by Blackstone of its entire interest in the Company, with the vesting percentage based upon the multiple of invested capital Blackstone achieves in such a sale (“MOIC Options”). These MOIC Options have been amended to provide that the MOIC Options will vest in accordance with the multiple of the invested capital Blackstone achieves if the employee remains continuously employed with the Company through the date on which Blackstone sells 75% of its original ownership interest in the Company. Employees can also qualify for additional vesting if Blackstone achieves additional multiple of invested capital milestones upon subsequent sales of its interest in the Company provided that those employees remain employed through a date that precedes such subsequent sale by three months or less.

Generally, upon a holder’s termination, all unvested Options are forfeited and vested Options must be exercised within 90 days of the termination event, with variations based on the circumstances of termination.

Options awarded under the Option Plans have a term of ten years. In the past, the Company has amended the terms of specified Options to extend their terms.

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

19.	Option plans (continued)

The weighted average fair value at date of grant for Options granted in 2010, 2009 and 2008 was $2.70, $1.42 and $2.81 per Option, respectively. The fair value of each Option was estimated on the date of the grant using a fair value option pricing model, with the following weighted-average assumptions:

	2010	2009	2008

Dividend yield	0%	0%	0%
Expected volatility	30%	30%	30%
Risk-free interest rate	1.90%	2.05%	2.28%
Expected option life (in years)	4.0	4.5	4.5

The Company estimates expected volatility based upon the volatility of the stocks of comparable public companies and the volatility of the Company’s common stock. The Company’s expected life of Options granted was based upon actual experience and expected employee turnover. The risk-free interest rate was based on the implied yield available on U.S. Treasury zero-coupon issues with a term equivalent to the expected life of the Options granted. The Company has not paid dividends in the past and does not plan to pay any dividends in the foreseeable future.

A summary of the changes in the Unit Options outstanding under the Option Plans during 2010 is as follows:

			Weighted
		Weighted	average
	Units	average	remaining	Aggregate
	under	exercise	contractual	intrinsic
	options	price/option	term	value
			(In years)	(In millions)

Outstanding at beginning of year	4,813,115	$8.35
Granted	—	—
Exercised(1)	(1,485,906)	9.08
Forfeited	(227,747)	7.70

Outstanding at end of year	3,099,462	$8.05	6.5	$14.7

Vested or expected to vest at end of year	2,322,522	$8.30	6.3	$10.5
Exercisable at end of year	1,889,443	$8.22	6.2	$8.7

A summary of the changes in the stock Options outstanding under the Option Plans during 2010 is as follows:

			Weighted
	Common	Weighted	average
	stock	average	remaining	Aggregate
	under	exercise	contractual	intrinsic
	options	price/option	term	value
			(In years)	(In millions)

Outstanding at beginning of year	—	$—
Granted(2)	913,797	10.17
Exercised	—	—
Forfeited	(78,275)	10.00

Outstanding at end of year	835,522	$10.18	9.1	$2.2

Vested or expected to vest at end of year	835,522	$10.18	9.1	$2.2
Exercisable at end of year	—	$—	—	$—

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

19.	Option plans (continued)

(1)	Under the terms of the Option Plans, Warren Knowlton, the Operating Company’s former Chief Executive Officer, net settled his 894,538 Options in exchange for 164,182 Units of Holdings, which were then exchanged for shares of GPC’s common stock. The 894,538 Options are included in the “Exercised” line in the table above.

(2)	In conjunction with the IPO, the Company granted Options to certain management members to purchase 841,363 shares of GPC’s common stock. Subsequently, the Company granted additional Options to purchase 72,434 shares of GPC’s common stock. As a result, the Company will incur incremental compensation expense of approximately $2.3 million over the four-year vesting period of the Options. The incremental expense recorded during the year ended December 31, 2010, was $0.5 million.

As of December 31, 2010, there was $2.4 million of total unrecognized compensation cost related to outstanding Options that is expected to be recognized over a weighted average period of 2.8 years. For the years ended December 31, 2010 and 2008, the Company received net proceeds of $4.3 million and $0.2 million, respectively, from the exercise of Options.

The intrinsic value of Options exercised for the years ended December 31, 2010 and 2008, was $3.2 million and $0.0 million, respectively.

20.	Other expense (income), net

Other expense (income), net consisted of the following:

	Year ended December 31,
	2010	2009	2008
	(In thousands)

Foreign exchange loss (gain), net	$3,019	$(1,907)	$215
Other	(406)	356	189

	$2,613	$(1,551)	$404

21.	Income taxes

The (benefit) provision for income taxes consisted of:

	Year ended December 31,
	2010	2009	2008
	(In thousands)

(Loss) income from continuing operations before income taxes:
U.S.	$(16,765)	$(5,256)	$(78,705)
Foreign	27,854	56,004	44,265

Total	$11,089	$50,748	$(34,440)

Current provision:
Federal	$3,054	$393	$23
State and local	697	849	527
Foreign	11,474	16,690	11,495

Total current provision	15,225	17,932	12,045

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

21.	Income taxes (continued)

	Year ended December 31,
	2010	2009	2008
	(In thousands)

Deferred (benefit) provision:
Federal	(49,957)	6,451	(536)
State and local	(10,192)	1,008	12
Foreign	(5,776)	1,623	1,456

Total deferred (benefit) provision	(65,925)	9,082	932

Total (benefit) provision	$(50,700)	$27,014	$12,977

The following table sets forth the deferred income tax assets and liabilities that result from temporary differences between the reported amounts and the tax bases of the assets and liabilities:

	December 31,
	2010	2009
	(In thousands)

Deferred income tax assets:
Net operating loss carryforwards	$322,461	$327,858
Capital loss carryforwards	7,778	7,784
Fixed assets, due to differences in depreciation, impairment and assigned values	—	4,476
Accrued retirement indemnities	3,163	3,177
Inventories	2,486	2,532
Amortizable intangibles, due to differences in amortization, impairment and assigned values	16,635	—
Accruals and reserves	20,512	18,677
Deferred revenue	7,824	7,261
Tax credits	11,133	10,755
Other items	7,546	5,616

Gross deferred income tax assets	399,538	388,136
Valuation allowance	(249,908)	(329,909)

Net deferred income tax assets	149,630	58,227

Deferred income tax liabilities:
Investment in partnership	24,389	14,580
Fixed assets, due to differences in depreciation, impairment and assigned values	86,372	43,244
Inventories	—	492
Amortizable intangibles, due to differences in amortization, impairment and assigned values	—	13,824
Unremitted earnings of foreign subsidiaries	13,814	11,875
Other items	848	944

Gross deferred income tax liabilities	125,423	84,959

Net deferred income tax assets (liabilities)	$24,207	$(26,732)

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

21.	Income taxes (continued)

Current deferred income tax liabilities of $2.5 million in 2010 and $6.3 million in 2009 are included in accrued expenses. Non-current deferred income tax assets of $44.6 million in 2010 and $0.8 million in 2009 are included in other non-current assets.

Pursuant to the requirements of ASC 740-10-30, “Establishment of a Valuation Allowance for Deferred Tax Assets,” the Company assesses the realizability of deferred tax assets based on an evaluation of positive and negative evidence, including past operating results, the existence of cumulative losses and the Company’s forecast of future taxable income. In estimating future taxable income, the Company developed assumptions, including the amount of future pre-tax operating income, the reversal of temporary differences and the utilization of net operating loss and credit carryforwards to offset taxable income. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates the Company is using to manage the underlying business. As a result of this analysis, the Company determined that the valuation allowances on the net deferred tax assets of certain domestic subsidiaries in the amount of $86.6 million and certain foreign subsidiaries in the amount of $3.8 million were not required and were reversed for the year ended December 31, 2010. The remaining valuation allowance of $249.9 million primarily relates to the uncertainty of realizing the benefits arising from tax loss and credit carryforwards of other foreign and domestic subsidiaries. The valuation allowance decrease in 2010 of $80.0 million results from this valuation allowance reversal and is offset by increases related to current year losses in other domestic and foreign subsidiaries.

The difference between the actual income tax (benefit) provision and an amount computed by applying the U.S. federal statutory rate for corporations to earnings before income taxes is attributable to the following:

	Year ended December 31,
	2010	2009	2008
	(In thousands)

Taxes at U.S. federal statutory rate	$3,881	$17,762	$(12,054)
Partnership loss not subject to federal income taxes	1,053	157	273
State income tax net of federal benefit	(6,036)	1,207	350
Permanent differences between tax and book accounting	4,683	1,287	1,372
Prior year adjustments	2,567	(941)	137
Tax contingencies	6,190	(407)	5,011
Income taxed in multiple jurisdictions	6,980	22,913	2,703
Change in valuation allowance	(68,396)	(14,242)	19,081
Tax credits	(2,298)	(1,813)	(4,191)
Other	676	1,091	295

	$(50,700)	$27,014	$12,977

As of December 31, 2010, the Company’s domestic subsidiaries have U.S. federal net operating loss carryforwards of approximately $703.6 million. These net operating loss carryforwards are available to offset future taxable income and expire in the years 2018 through 2030. The Company also has various state net operating loss carryforwards that expire through 2030. The determination of the state net operating loss carryforwards is dependent upon the subsidiaries’ taxable income or loss, apportionment percentages and other respective state laws that can change from year to year and impact the amount of such carryforward. The Company’s international operating subsidiaries have, in the aggregate, approximately $158.3 million of tax loss carryforwards available as of December 31, 2010. These losses are available to reduce the originating subsidiaries’ future taxable foreign income. The loss carryforwards relating to the Company’s French subsidiaries ($127.9 million), UK subsidiaries ($4.0 million), Belgian subsidiaries ($1.0 million), and Brazilian subsidiaries ($15.7 million) have no expiration date. The remainder of the foreign loss carryforwards have

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

21.	Income taxes (continued)

expiration dates ranging from 2011 through 2020. The Company has $21.9 million of capital loss carryforwards which are available to offset future capital gains and expire in the years 2011-2013. Additionally, the Company’s Canadian subsidiary has $0.5 million of capital loss carryforwards that have no expiration date.

As of December 31, 2010, the Company’s domestic subsidiaries had federal and state income tax credit carryforwards of approximately $7.3 million consisting of $2.4 million of Alternative Minimum Tax credits which never expire, $4.1 million of federal research and development credits and other general business credits which expire in the years 2011 through 2024 and $0.8 million of state tax credits with varying expiration dates. The Company’s subsidiaries in Mexico and Argentina have tax credit carryforwards of $3.0 million and $0.7 million, respectively, which expire in the years 2011 through 2020.

As of December 31, 2010, the Company’s equity in the undistributed earnings of foreign subsidiaries which are deemed to be permanently reinvested, and for which income taxes had not been provided, was $14.9 million. It is not practical to determine the related deferred tax liability.

The Company adopted guidance under ASC 740-10-25, “Basic Recognition Threshold,” effective January 1, 2007. This guidance prescribes a recognition threshold of more-likely-than-not for recognition of tax benefits.

The following table summarizes the activity related to the gross unrecognized tax benefits (“UTB”) from January 1, 2008, through December 31, 2010:

	December 31,
	2010	2009	2008
	(In thousands)

Balance at beginning of year	$50,703	$52,246	$41,817
Increases related to prior year tax positions	1,569	30	1,304
Decreases related to prior year tax positions	(206)	(7,542)	(156)
Increases related to current year tax positions	6,687	6,788	11,328
Decreases related to settlements with taxing authorities	(778)	—	(52)
Decreases related to lapsing of statute of limitations	(828)	(1,059)	(1,128)
Currency translation adjustments	(242)	240	(867)

Balance at end of year	$56,905	$50,703	$52,246

Offsetting long-term deferred income tax assets in the amount of $14.7 million, $14.6 million and $18.8 million at December 31, 2010, 2009 and 2008, respectively, are not reflected in the gross UTB balance above. Approximately $2.4 million, $9.0 million and $10.9 million of UTB at December 31, 2010, 2009 and 2008, respectively, if recognized, would impact the Company’s effective tax rate.

The Company operates and files income tax returns in the U.S. federal jurisdiction and in many state and foreign jurisdictions. Its tax returns are periodically audited by domestic and foreign tax authorities. The Company is currently under examination by various foreign authorities. The U.S. corporate subsidiaries have open tax years from 2005 forward for certain state purposes. The Company generally has open tax years subject to audit scrutiny of three to five years in Europe, six years in Mexico and South America and three to five years in Asia. The Company does not expect a significant change in the UTB balance in the next twelve months.

Upon adoption of ASC 740-10-25, the Company elected to treat interest and penalties related to taxes as a component of income tax expense. As of December 31, 2010, 2009 and 2008, the Company has recorded UTB of $4.8 million, $5.6 million and $6.0 million, respectively, related to interest and penalties, all of which,

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

21.	Income taxes (continued)

if recognized, would affect the Company’s effective tax rate. During the year ended December 31, 2010, the Company recorded a tax benefit related to a decrease in UTB for interest and penalties of $0.8 million.

Cash income tax payments of $21.1 million, $19.2 million and $9.3 million were made for income tax liabilities in 2010, 2009 and 2008, respectively.

22.	Commitments

In connection with plant expansion and improvement programs, the Company had commitments for capital expenditures of approximately $15.8 million at December 31, 2010.

The Company is a party to various capital and operating leases involving real property and equipment. Lease agreements may include escalating rent provisions and rent holidays, which are expensed on a straight-line basis over the term of the lease. Total rent expense for operating leases was $50.7 million, $50.3 million and $52.0 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Minimum future lease obligations on long-term noncancelable operating leases in effect at December 31, 2010, were as follows (in thousands):

2011	$33,448
2012	28,199
2013	24,002
2014	18,532
2015	12,774
Thereafter	25,755

Minimum future lease obligations on capital leases in effect at December 31, 2010, were as follows (in thousands):

2011	$985
2012	527
2013	2

The gross amount of assets under capital leases was $4.4 million and $51.3 million as of December 31, 2010 and 2009, respectively. The deferred rent liability relating to escalating rent provisions and rent holidays was $2.6 million and $2.2 million as of December 31, 2010 and 2009, respectively.

The Company has entered into agreements with an unrelated third-party for the financing of specific accounts receivable of certain foreign subsidiaries. The financing of accounts receivable under these agreements is accounted for as a sale of receivables in accordance with ASC 860-20, “Sale of Financial Assets.” Under the terms of the financing agreements, the Company transfers ownership of eligible accounts receivable without recourse to the third-party purchaser in exchange for cash. Proceeds on the transfer reflect the face value of the accounts receivable less a discount. The discount is recorded against net sales on the consolidated statement of operations in the period of the sale. The eligible receivables financed pursuant to this factoring agreement are excluded from accounts receivable on the consolidated balance sheet and are reflected as cash provided by operating activities on the consolidated statement of cash flows, while non-eligible receivables remain on the balance sheet with a corresponding liability established when those receivables are financed. The Company does not continue to service, administer and collect the eligible receivables under this program. The third-party purchaser has no recourse to the Company for failure of debtors constituting eligible receivables to pay when due. The Company maintains insurance on behalf of the third-party purchaser to cover any losses due to the failure of debtors constituting eligible receivables to pay when due. At December 31, 2010 and 2009, the Company had sold $18.4 million and $15.7 million of eligible

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

22.	Commitments (continued)

accounts receivable, respectively, which represent the face amounts of total outstanding receivables at those dates.

Under the Fifth Amended and Restated Limited Partnership Agreement and the Monitoring Agreement, the Company was obligated to make annual payments of $2.0 million and $3.0 million to affiliates of the Graham Family and Blackstone, respectively. The Company has terminated the Monitoring Agreement and is no longer obligated to make payments under the Monitoring Agreement. As a result, as of February 10, 2010, the Company is only obligated to make annual payments of $1.0 million to affiliates of the Graham Family for ongoing management and advisory services under the Sixth Amended and Restated Limited Partnership Agreement. See Note 15 for further discussion of the Company’s obligations under these agreements.

As discussed in Note 15, in connection with the IPO, on February 10, 2010, GPC entered into separate ITRs with its pre-IPO stockholders (e.g. Blackstone, management and other stockholders) and with GPC LP. The agreements provide for the payment by GPC of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that is actually realized (or is deemed to be realized in the case of an early termination or change in control as further described in the ITRs) as a result of the utilization of net operating losses attributable to periods prior to the IPO, and any increase to the tax basis of the assets of the Company related to (1) the 1998 acquisition of Holdings and (2) current and future exchanges by the Graham Family of their limited partnership units for common stock of GPC pursuant to the Exchange Agreement, and of certain tax benefits related to GPC’s entering into the ITRs, including tax benefits attributable to payments under the ITRs.

23.	Contingencies and legal proceedings

On November 3, 2006, the Company filed a complaint with the Supreme Court of the State of New York, New York County, against Owens-Illinois, Inc. and OI Plastic Products FTS, Inc. (collectively, “OI”). The complaint alleges certain misrepresentations by OI in connection with the Company’s 2004 purchase of the blow molded plastic container business of Owens-Illinois, Inc. and seeks damages in excess of $30 million. In December 2006, OI filed an Answer and Counterclaim, seeking to rescind a Settlement Agreement entered into between OI and the Company in April 2005, and disgorgement of more than $39 million paid by OI to the Company in compliance with that Settlement Agreement. The Company filed a Motion to Dismiss the Counterclaim in July 2007, which was granted by the Court in October 2007. On August 1, 2007, the Company filed an Amended Complaint to add additional claims seeking indemnification from OI for claims made against the Company by former OI employees pertaining to their pension benefits. These claims arise from an arbitration between the Company and Glass, Molders, Pottery, Plastic & Allied Workers, Local #171 (the “Union”) that resulted in an award on April 23, 2007, in favor of the Union. The Arbitrator ruled that the Company had failed to honor certain pension obligations for past years of service to former employees of OI, whose seven Union-represented plants were acquired by the Company in October 2004. In the Amended Complaint, the Company maintains that under Section 8.2 of the Stock Purchase Agreement between the Company and OI, OI is obligated to indemnify the Company for any losses associated with differences in the two companies’ pension plans including any losses incurred in connection with the Arbitration award. The litigation is proceeding.

On April 10, 2009, OnTech Operations, Inc. (“OnTech”) initiated an arbitration proceeding against the Company, in which OnTech alleged that the Company breached a bottle purchase agreement dated April 28, 2008, and an equipment lease dated June 1, 2008. In its statement of claims, OnTech alleged, among other things, that the Company’s failure to produce bottles as required by the bottle purchase agreement resulted in the failure of OnTech’s business. As a result, OnTech sought to recover the value of its business, which it alleged was between $80 million and $150 million. The arbitration was heard by a three arbitrator panel from August 2, 2010, to August 16, 2010. On October 5, 2010, the Company received the decision from the

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

23.	Contingencies and legal proceedings (continued)

arbitrators, which resulted in a payment by the Company to OnTech of $8.0 million in the fourth quarter of 2010, which is included in selling, general and administrative expenses.

The Company is a party to various other litigation matters arising in the ordinary course of business. The ultimate legal and financial liability of the Company with respect to such litigation cannot be estimated with certainty, but management believes, based on its examination of these matters, experience to date and discussions with counsel, that ultimate liability from the Company’s various litigation matters will not be material to the business, financial condition, results of operations or cash flows of the Company.

24.	Segment information

The Company is organized and managed on a geographical basis in four operating segments: North America, Europe, South America and Asia. The Company began accounting for its new Asian operations as a new operating segment as of July 1, 2010, with the acquisition of China Roots. The accounting policies of the segments are consistent with those described in Note 1. The Company’s measure of segment profit or loss is operating income. Segment information for, and as of, the three years ended December 31, 2010, representing the reportable segments currently utilized by the chief operating decision makers, was as follows:

		North		South
	Year	America	Europe	America		Asia	Eliminations(a)	Total
	(In thousands)

Net sales(b)(c)	2010	$2,178,118	$226,065	$99,683		$9,684	$(817)	$2,512,733
	2009	1,942,747	235,766	92,771		—	(250)	2,271,034
	2008	2,196,048	274,382	89,747		—	(1,223)	2,558,954
Operating income (loss)	2010	$220,253	$20,824	$387		$247	$—	$241,711
	2009	210,990	31,777	(9,086)		—	—	233,681
	2008	119,648	30,181	(4,627)		—	—	145,202
Depreciation and amortization	2010	$145,810	$17,824	$6,600		$854	$—	$171,088
	2009	136,929	17,902	3,788		—	—	158,619
	2008	149,765	20,492	5,268		—	—	175,525
Asset impairment charges	2010	$5,290	$3,543	$788		$—	$—	$9,621
	2009	31,512	3,918	6,396		—	—	41,826
	2008	86,861	3,534	5,669		—	—	96,064
Interest expense, net	2010	$180,443	$1,104	$3,202		$169	$—	$184,918
	2009	171,647	1,183	2,928		—	—	175,758
	2008	174,128	2,678	2,432		—	—	179,238
Other (income) expense, net	2010	$(5,770)	$6,139	$(103	)(d)	$(53)	$2,400	$2,613
	2009	(17,747)	691	(9,764)		—	25,269	(1,551)
	2008	(4,126)	(1,689)	(4)		—	6,223	404
Income tax (benefit) provision	2010	$(52,634)	$3,146	$(1,163)		$(49)	$—	$(50,700)
	2009	16,433	9,535	1,046		—	—	27,014
	2008	3,569	9,560	(152)		—	—	12,977
Identifiable assets(b)(c)(e)	2010	$991,676	$125,433	$69,044		$16,989	$—	$1,203,142
	2009	830,897	138,053	48,828		—	—	1,017,778
Goodwill	2010	$626,156	$15,449	$7		$1,452	$—	$643,064
	2009	420,765	16,286	7		—	—	437,058
Cash paid for property, plant and equipment	2010	$107,387	$19,761	$26,761		$3,210	$—	$157,119
	2009	119,875	13,529	12,607		—	—	146,011
	2008	116,442	20,767	11,367		—	—	148,576

(a)	To eliminate intercompany transactions.

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

24.	Segment information (continued)

(b)	The Company’s net sales for Europe include countries having significant sales as follows:

	Year ended December 31,
	2010	2009	2008
	(In millions)

Poland	$54.4	$49.3	$63.7
Belgium	50.5	54.9	57.4
Spain	29.1	40.6	40.8
France	29.7	24.3	34.4

The Company’s identifiable assets for Europe include countries having significant identifiable assets as follows:

	December 31,
	2010	2009
	(In millions)

Poland	$33.0	$36.6
Belgium	27.2	31.9
Spain	21.0	23.6
France	20.9	15.3

(c)	The Company’s net sales for North America include sales in Mexico which totaled $173.4 million, $147.3 million and $150.4 million for the years ended December 31, 2010, 2009 and 2008, respectively. Identifiable assets in Mexico totaled $70.6 million and $58.8 million as of December 31, 2010 and 2009, respectively. Substantially all of the North America reportable segment’s remaining net sales and identifiable assets are in the United States.

(d)	Beginning January 1, 2010, Venezuela’s economy is considered to be highly inflationary for accounting purposes. Accordingly, the Company has adopted the U.S. dollar as the functional currency for its Venezuelan operations. All bolivar-denominated transactions, as well as monetary assets and liabilities, are remeasured into U.S. dollars. As a result of the application of hyper-inflationary accounting requiring the revaluation of monetary assets and liabilities, the Company recorded a $2.3 million loss in other expense for the year ended December 31, 2010. Net sales for Venezuela were $6.0 million for the year ended December 31, 2010, and net assets for Venezuela were less than 1.0% of the Company’s total net assets as of December 31, 2010 and 2009. As the Venezuelan operations are not significant to the overall operations of the Company, future rate changes in the bolivar would not have a significant impact on the Company’s financial statements.

(e)	Represents property, plant and equipment, net.

Product net sales information

The following is supplemental information on net sales by product category:

	Food and		Personal	Automotive
	beverage	Household	care/specialty	lubricants	Total
	(In thousands)

2010	$1,586,417	$442,928	$163,931	$319,457	$2,512,733
2009	1,385,544	423,004	171,278	291,208	2,271,034
2008	1,561,273	491,641	186,787	319,253	2,558,954

25.	Environmental matters

As a result of the Company closing its plant located in Edison, New Jersey, the Company is subject to New Jersey’s Industrial Site Recovery Act (“ISRA”). The Company acquired this facility from Owens-Illinois,

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

25.	Environmental matters (continued)

Inc. in 2004. ISRA is an environmental law that specifies a process of reporting to the New Jersey Department of Environmental Protection (“NJDEP”) and, in some situations, investigating, cleaning up and/or taking other measures with respect to environmental conditions that may exist at an industrial establishment that has been shut down or is being transferred. The Company is in the process of evaluating and implementing its obligations under ISRA regarding this facility. The Company has recorded expense of $0.4 million for this obligation. This amount may change based on results of additional investigation expected to be undertaken for NJDEP, however, the Company does not believe that such changes will have a significant impact on the results of operations.

26.	Earnings per share

The following are reconciliations of income (loss) from continuing operations, loss from discontinued operations and net income (loss) attributable to GPC stockholders used to calculate basic and diluted earnings (loss) per share.

The following summarizes earnings per share for the year ended December 31, 2010 (in thousands, except share and per share data):

Adjustment for
			Attributable to	potentially
			GPC	dilutive	Adjusted for
			stockholders for	options to	computation
		Attributable to	computation of	purchase	of diluted
	As	noncontrolling	basic earnings	partnership	earnings per
	reported	interests(1)	per share	units(2)	share

Numerator:
Net income	$61,789	$(7,077)	$54,712	$111	$54,823

Denominator:
Weighted average number of GPC shares outstanding(3)			60,334,473		61,410,535
			Basic		Diluted

Earnings per share:
Net income attributable to GPC stockholders			$0.91		$0.89

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

26.	Earnings per share (continued)

The following summarizes earnings per share for the year ended December 31, 2009 (in thousands, except share and per share data):

				Adjustment for
			Attributable to	potentially
			GPC	dilutive	Adjusted for
			stockholders for	options to	computation
		Attributable to	computation of	purchase	of diluted
	As	noncontrolling	basic earnings	partnership	earnings per
	reported	interests(1)	per share	units(2)	share

Numerator:
Income from continuing operations	$23,734	$(4,602)	$19,132	$(273)	$18,859
Loss from discontinued operations	(9,481)	1,428	(8,053)	85	(7,968)

Net income	$14,253	$(3,174)	$11,079	$(188)	$10,891

Denominator:
Weighted average number of GPC shares outstanding(4)			42,981,204		42,985,179

			Basic		Diluted

Earnings per share:
Income from continuing operations			$0.45		$0.44
Loss from discontinued operations			(0.19)		(0.19)

Net income attributable to GPC stockholders			$0.26		$0.25

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

26.	Earnings per share (continued)

The following summarizes loss per share for the year ended December 31, 2008 (in thousands, except share and per share data):

				Adjustment for
			Attributable to	potentially
			GPC	dilutive	Adjusted for
			stockholders for	options to	computation
		Attributable to	computation of	purchase	of diluted
	As	noncontrolling	basic loss	partnership	loss per
	reported	interests(1)	per share	units(2)	share

Numerator:
Loss from continuing operations	$(47,417)	$—	$(47,417)	$—	$(47,417)
Loss from discontinued operations	(10,506)	—	(10,506)	—	(10,506)

Net loss	$(57,923)	$—	$(57,923)	$—	$(57,923)

Denominator:
Weighted average number of GPC shares outstanding(5)			42,975,419		42,975,419

			Basic		Diluted

Loss per share:
Loss from continuing operations			$(1.10)		$(1.10)
Loss from discontinued operations			(0.25)		(0.25)

Net loss attributable to GPC stockholders			$(1.35)		$(1.35)

(1)	The allocation of earnings is based on the noncontrolling interests’ relative ownership percentage.

(2)	Holdings adjustment is based on incremental earnings that would be attributable to those potentially dilutive options to purchase partnership units on an “as-if converted” basis. For the years ended December 31, 2010, 2009 and 2008, 669,694, 721,828 and 4,954,011 potential options to purchase partnership units, respectively, have been excluded as the options are either antidilutive or as a result of the related contingencies not being met as of the reporting dates. Regarding contingencies, there are two types of options that contain contingencies: (1) those which vest and become exercisable upon the attainment of certain financial performance goals associated with a sale by Blackstone of 75% of its original ownership interest in the Company, and (2) those which vest and become exercisable upon Holdings’ achievement of specified earnings targets.

(3)	For the year ended December 31, 2010, 20,134 potential options to purchase GPC common stock have been excluded as the options are antidilutive.

(4)	Reflects 3,975 incremental shares calculated using the treasury stock method.

(5)	As of December 31, 2008, there were no potentially dilutive common stock equivalents outstanding regarding GPC shares. Accordingly, the number of basic and diluted weighted average shares outstanding is the same.

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

27.	Capital stock

On February 10, 2010, the Company completed its IPO and on February 11, 2010, its stock began trading on the New York Stock Exchange under the symbol “GRM.” In connection with the IPO, the Company, on February 4, 2010, increased the number of authorized shares of $0.01 par value common stock to 500,000,000 and of $0.01 par value preferred stock to 100,000,000, and effected a 1,465.4874-for-one stock split of its shares of common stock. On February 10, 2010, and in connection with the IPO, the Company issued 16,666,667 of its registered common stock at the initial public offering price of $10.00 per share, less underwriters discount and expenses.

Additionally, as part of the IPO, the Graham Family entered into an Exchange Agreement. Under the Exchange Agreement, the Graham Family and certain permitted transferees may, subject to specific terms, exchange their limited partnership units in Holdings for shares of the Company’s common stock at any time and from time to time on a one-for-one basis, subject to customary conversion rate adjustments for splits, stock dividends and reclassifications. Under this Exchange Agreement, entities controlled by the Graham Family and certain of their permitted transferees exercised their rights to exchange 1,324,900 limited partnership units of Holdings for 1,324,900 shares of the Company’s common stock. The Company has also entered into Management Exchange Agreements, which provide for similar rights to management to exchange limited partnership units of Holdings obtained on exercise of outstanding options for shares of the Company’s common stock.

On March 11, 2010, the underwriters of the IPO partially exercised their option to purchase additional shares of common stock from the Company and purchased 1,565,600 shares of registered common stock at the initial public offering price of $10.00 per share, less underwriters discount (the “Underwriters’ Allotment”). The Underwriters’ Allotment closed on March 16, 2010.

There were 0 shares of preferred stock issued and outstanding for each of the years ended December 31, 2010, 2009 and 2008. There were 63,311,512, 42,998,786 and 42,975,419 shares of common stock issued and outstanding for the years ended December 31, 2010, 2009 and 2008, respectively.

28.	Interim financial results (unaudited)

	2010
	First	Second	Third	Fourth
	quarter	quarter	quarter	quarter	Total
	(In thousands, except per share data)

STATEMENT OF OPERATIONS DATA:
Net sales	$585,576	$652,832	$630,439	$643,886	$2,512,733
Gross profit	$102,319	$120,598	$112,043	$101,489	$436,449
Net (loss) income	$(24,511)	$37,800	$(4,354)	$52,854	$61,789
Net (loss) income attributable to noncontrolling interests	$(2,290)	$4,264	$(209)	$5,312	$7,077
Net (loss) income attributable to Graham Packaging Company Inc. stockholders	$(22,221)	$33,536	$(4,145)	$47,542	$54,712
Earnings per share:
Net (loss) income attributable to Graham Packaging Company Inc. stockholders per share(1):
Basic	$(0.42)	$0.54	$(0.07)	$0.75	$0.91
Diluted	$(0.42)	$0.53	$(0.07)	$0.75	$0.89

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

28.	Interim financial results (unaudited) (continued)

	2009
	First	Second	Third	Fourth
	quarter	quarter	quarter	quarter	Total
	(In thousands, except per share data)

STATEMENT OF OPERATIONS DATA:
Net sales	$561,851	$585,714	$588,803	$534,666	$2,271,034
Gross profit	$93,576	$112,693	$111,799	$86,381	$404,449
Income (loss) from continuing operations	$17,170	$34,570	$13,084	$(41,090)	$23,734
Net income (loss)	$16,843	$33,091	$10,966	$(46,647)	$14,253
Net income (loss) attributable to noncontrolling interests	$2,826	$5,262	$1,930	$(6,844)	$3,174
Net income (loss) attributable to Graham Packaging Company Inc. stockholders	$14,017	$27,829	$9,036	$(39,803)	$11,079
Earnings per share:
Net income (loss) attributable to Graham Packaging Company Inc. stockholders per share(1):
Basic	$0.33	$0.65	$0.21	$(0.93)	$0.26
Diluted	$0.33	$0.65	$0.21	$(0.93)	$0.25

(1)	Net (loss) income attributable to Graham Packaging Company Inc. stockholders per share may not necessarily total to the yearly income per share due to the weighting of shares outstanding on a quarterly and year-to-date basis.

29.	Subsequent event

On January 13, 2011, Graham Alternative Investment Partners I, LP (“GAIP”), Graham Capital Company (“GCC”) and GPC Investments, LLC (“GPCI”) exercised their rights under the Exchange Agreement to exchange on a one-for-one basis Holdings limited partnership units for shares of GPC’s common stock. On January 13, 2011, GAIP, GCC and GPCI exchanged 1,500,000, 240,000 and 26,681 Holdings limited partnership units, respectively, for the same number of shares of GPC’s common stock. Holdings issued an aggregate of 1,766,681 limited partnership units to GPC in consideration for the corresponding number of limited partnership units surrendered and extinguished as a result of such exchanges. No underwriters were involved in the transactions, and the transactions were exempt from the registration requirements under Section 4(2) of the Securities Act. This exchange will impact the ITRs obligations, for which the Company is currently in the process of determining the impact.

30.	Subsequent events

  Merger

On June 17, 2011, the Company, Reynolds Group Holdings Limited (“Reynolds”) and Bucephalas Acquisition Corp., an indirect wholly-owned subsidiary of Reynolds (“Merger Sub”), entered into an Agreement and Plan of Merger and an amendment thereto (as amended, the “Merger Agreement”). Prior to entering into the Merger Agreement, the Company terminated the previously announced merger agreement (the “Prior Merger Agreement”) with Silgan Holdings, Inc (“Silgan”). In accordance with the terms of the Prior Merger Agreement, the Company paid a $39.5 million termination fee to Silgan.

Blackstone, which owned approximately 60% of the outstanding shares of the Company’s common stock on June 17, 2011, executed a written consent on that date to approve the transaction, thereby providing the required stockholder approval for the Merger.

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

30.	Subsequent events (continued)

On September 8, 2011, Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation as an indirect wholly-owned subsidiary of Reynolds (the “Merger”).

As a result of the Merger, each outstanding share of the Company’s common stock, other than shares owned by Reynolds or the Company (which were cancelled) and other than those shares with respect to which appraisal rights were properly exercised and not withdrawn, was converted into the right to receive $25.50 in cash, without interest. In addition, immediately prior to the effective time of the Merger, Holdings engaged in a merger that resulted in the equity holders of Holdings (other than GPC) receiving the same cash consideration as is payable in the Merger. Also, pursuant to the terms of the equity incentive plans of the Company and corresponding award agreements with its officers and directors, upon the completion of the Merger, all stock options that vest based solely on the passage of time and continued employment and all stock options that vest upon attainment of certain performance goals became fully vested if the option holder remained employed by the Company until the effective time of the Merger. Additionally, at the closing of the Merger, Reynolds made a cash payment of $245 million pursuant to contractual change in control provisions in the ITRs.

  Tender offer and consent solicitations

On July 7, 2011, the Company announced that the Operating Company and CapCo I (collectively, the “Issuers”) commenced tender offers for any and all of their Notes outstanding and solicitation of consents of holders of each series of Notes to make certain amendments to the indentures governing the Notes. The tender offers and consent solicitations were requested by Reynolds in connection with the Merger. The tender offers and consent solicitations were conditioned on consummation of the Merger. In addition, the tender offers and consent solicitations were conditioned on the receipt of requisite consents to approve the proposed amendments (with respect to each series of Notes, consents in respect of at least a majority in principal amount of the then outstanding Notes issued under the applicable indenture) and the general conditions set forth in the offer to purchase and consent solicitations statement. On July 18, 2011, the Issuers amended the pricing terms of the tender offers and consent solicitations for their Senior Notes.

On July 19, 2011, the Company announced that the Issuers received the requisite consents from holders of the Senior Subordinated Notes to adopt the proposed amendments that were the subject of the consent solicitation for such Notes. The Issuers did not receive the requisite consents from holders of the Senior Notes to adopt the proposed amendments that were the subject of the consent solicitation for such Notes.

On August 4, 2011, the tender offers and consent solicitations for the Senior Notes expired. On August 25, 2011, the Issuers purchased $20,455,000 of Senior Subordinated Notes tendered in connection with the related tender offer and consent solicitation.

  Senior Secured Intercompany Loan Agreement

In connection with the proposed Merger, Reynolds, through one of its subsidiaries, loaned $2,078 million to certain subsidiaries of the Company pursuant to an intercompany loan agreement evidenced by a senior secured intercompany note. The proceeds of the loan made on the closing date of the Merger were used to repay amounts owed under the Company’s Credit Agreement, to pay related fees and expenses and to pay transaction costs associated with the Merger.

The loan made on the closing date of the Merger bears interest at a rate equal to LIBOR (subject to a LIBOR floor of 1.50%), plus 4.50% per annum and will mature on or about October 15, 2018. The principal of the loan made on the closing date of the Merger is subject to quarterly amortization at a rate equal to 7.5% per annum, which increases to 10% per annum commencing in January, 2013. Such amortization payments are due quarterly and may be funded through committed additional loans under the intercompany loan agreement. The intercompany loan agreement contains a cash flow sweep covenant under which the borrowers are

Graham Packaging Company Inc.

Notes to consolidated financial statements (Continued)

30.	Subsequent events (continued)

required to make periodic cash sweep payments to repay the principal balance of the loans, based on 50% of excess cash flow.

  Change of Control Offer

The Company commenced a change of control offer with respect to the Company’s senior notes due 2017 and senior notes due 2018 to repurchase for cash at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase, as required by the applicable indentures. Holders of $239.8 million aggregate principal amount of the senior notes due 2017 and $230.6 million aggregate principal amount of the senior notes due 2018 tendered their notes in the change of control offer prior to its expiration on October 17, 2011.

31.	Satisfaction and discharge of Notes and condensed guarantor data

Following the consummation of the merger between the Company and Reynolds on September 8, 2011, and the satisfaction and discharge of the Notes on March 16, 2012, the Company and certain of its subsidiaries (the “Guarantor Subsidiaries”) became guarantors of certain notes issued by Reynolds (the “Reynolds Notes”) by executing supplemental indentures to the indentures governing the Reynolds Notes. As a result of the consummation of the merger on September 8, 2011 as discussed above, each of the Guarantor Subsidiaries became 100% owned by Reynolds Group Holdings Limited. The Notes are guaranteed to the extent permitted by law and are subject to certain customary guarantee release provisions set forth in the indentures governing the Notes on a joint and several basis by each Guarantor Subsidiary.

The following condensed consolidating information presents, in separate columns, the condensed consolidating balance sheet as of December 31, 2010, and the related condensed consolidating statement of operations and condensed consolidating statement of cash flows for the year ended December 31, 2010, for (i) the Guarantors, including the Company and the Guarantor Subsidiaries on a combined basis, with their investments in other subsidiaries recorded under the equity method, (ii) the Non-Guarantors on a combined basis, (iii) eliminating entries necessary to consolidate the Guarantors and the Non-Guarantors, and (iv) the Company on a consolidated basis.

Graham Packaging Company Inc.

Condensed consolidating balance sheet
As of December 31, 2010

	Guarantors	Non-Guarantors	Eliminations	Consolidated
	(In thousands)

ASSETS
Current assets:
Cash and cash equivalents	$115,805	$37,159	$—	$152,964
Accounts receivable, net	140,201	76,167	—	216,368
Inventories	203,203	43,963	—	247,166
Deferred income taxes	8,330	6,286	—	14,616
Prepaid expenses and other current assets	26,379	15,984	—	42,363

Total current assets	493,918	179,559	—	673,477
Property, plant and equipment, net	914,420	288,722	—	1,203,142
Intangible assets, net	189,187	6,593	—	195,780
Goodwill	590,214	52,850	—	643,064
Net intercompany	105,823	—	(105,823)	—
Investment in subsidiaries	294,786	—	(294,786)	—
Other non-current assets	76,656	14,708	—	91,364

Total assets	$2,665,004	$542,432	$(400,609)	$2,806,827

LIABILITIES AND EQUITY (DEFICIT)
Current liabilities:
Current portion of long-term debt	$16,749	$17,258	$—	$34,007
Accounts payable	108,266	34,319	—	142,585
Accrued expenses and other current liabilities	149,636	46,796	—	196,432
Deferred revenue	26,708	5,763	—	32,471

Total current liabilities	301,359	104,136	—	405,495
Long-term debt	2,794,980	3,844	—	2,798,824
Deferred income taxes	21,400	11,028	—	32,428
Other non-current liabilities	77,989	22,815	—	100,804
Net intercompany	—	105,823	(105,823)	—
Commitments and contingent liabilities
Equity (deficit):
Graham Packaging Company Inc. stockholders’ equity (deficit):
Preferred stock, $0.01 par value, 100,000,000 shares authorized, 0 shares issued and outstanding	—	—	—	—
Common stock, $0.01 par value, 500,000,000 shares authorized, shares issued and outstanding 63,311,512	633	—	—	633
Additional paid-in capital	459,422	—	—	459,422
Retained earnings (deficit)	(977,318)	—	—	(977,318)
Notes and interest receivable for ownership interests	(4,838)	—	—	(4,838)
Accumulated other comprehensive income (loss)	(22,508)	—	—	(22,508)

Graham Packaging Company Inc. stockholders’ equity (deficit)	(544,609)	—	—	(544,609)
Noncontrolling interests	13,885	—	—	13,885

Equity (deficit)	(530,724)	—	—	(530,724)

Partners’ capital (deficit)	—	294,786	(294,786)	—

Total liabilities and equity (deficit)	$2,665,004	$542,432	$(400,609)	$2,806,827

Graham Packaging Company Inc.

Condensed consolidating statement of operations
For the year ended December 31, 2010

	Guarantors	Non-Guarantors	Eliminations	Consolidated
	(In thousands)

Net sales	$1,983,509	$529,224	$—	$2,512,733
Cost of goods sold	1,628,395	447,889	—	2,076,284

Gross profit	355,114	81,335	—	436,449
Selling, general and administrative expenses	151,606	29,753	—	181,359
Asset impairment charges	4,890	4,731	—	9,621
Net loss on disposal of property, plant and equipment	2,339	1,419	—	3,758

Operating income	196,279	45,432	—	241,711
Interest expense, net	180,404	4,514	—	184,918
Net loss on debt extinguishment	31,132	—	—	31,132
Write-off of amounts in accumulated other comprehensive income related to interest rate swaps	6,988	—	—	6,988
Increase in income tax receivable obligations	4,971	—	—	4,971
Other (income) expense, net	(6,179)	8,792	—	2,613
Equity in earnings of subsidiaries	(26,560)	—	26,560	—

Income (loss) before income taxes	5,523	32,126	(26,560)	11,089
Income tax (benefit) provision	(56,266)	5,566	—	(50,700)

Net income (loss)	61,789	26,560	(26,560)	61,789
Net income attributable to noncontrolling interests	7,077	—	—	7,077

Net income (loss) attributable to Graham Packaging Company Inc. stockholders	$54,712	$26,560	$(26,560)	$54,712

Graham Packaging Company Inc.

Condensed consolidating statement of cash flows
For the year ended December 31, 2010

	Guarantors	Non-Guarantors	Eliminations	Consolidated
	(In thousands)

Operating activities:
Net cash provided by operating activities	$147,344	$82,743	$—	$230,087

Investing activities:
Net cash paid for property, plant and equipment	(88,171)	(68,317)	—	(156,488)
Acquisitions of/investments in businesses, net of cash acquired	(559,264)	(19,785)	—	(579,049)
Intercompany investing activities	(17,947)	5	17,942	—
Cash paid for sale of business	(301)	246	—	(55)

Net cash (used in) provided by investing activities	(665,683)	(87,851)	17,942	(735,592)

Financing activities:
Proceeds from issuance of long-term debt	600,119	108,722	—	708,841
Payment of long-term debt	(225,991)	(107,472)	—	(333,463)
Intercompany financing activities	(5)	17,947	(17,942)	—
Debt issuance fees	(35,856)	—	—	(35,856)
Proceeds from the issuance of common stock, net of underwriting discount of $11.3 million	171,055	—	—	171,055
Payment of other expenses for the issuance of common stock	(5,669)	—	—	(5,669)
Repayment of notes and interest for ownership interests	1,882	—	—	1,882
Proceeds from issuance of ownership interests	4,344	—	—	4,344

Net cash provided by (used in) financing activities	509,879	19,197	(17,942)	511,134

Effect of exchange rate changes on cash and cash equivalents	—	(473)	—	(473)

(Decrease) increase in cash and cash equivalents	(8,460)	13,616	—	5,156
Cash and cash equivalents at beginning of year	124,265	23,543	—	147,808

Cash and cash equivalents at end of year	$115,805	$37,159	$—	$152,964

Reynolds Group Issuer Inc.
Reynolds Group Issuer LLC
Reynolds Group Issuer (Luxembourg) S.A.

Offer to Exchange

$1,125,000,000 Outstanding 7.750% Senior Secured Notes due 2016 and Related Guarantees for
$1,125,000,000 Registered 7.750% Senior Secured Notes due 2016 and Related Guarantees

€450,000,000 Outstanding 7.750% Senior Secured Notes due 2016 and Related Guarantees for
€450,000,000 Registered 7.750% Senior Secured Notes due 2016 and Related Guarantees

$1,000,000,000 Outstanding 8.500% Senior Notes due 2018 and Related Guarantees for
$1,000,000,000 Registered 8.500% Senior Notes due 2018 and Related Guarantees

$1,500,000,000 Outstanding 7.125% Senior Secured Notes due 2019 and Related Guarantees for
$1,500,000,000 Registered 7.125% Senior Secured Notes due 2019 and Related Guarantees

$1,500,000,000 Outstanding 9.000% Senior Notes due 2019 and Related Guarantees for
$1,500,000,000 Registered 9.000% Senior Notes due 2019 and Related Guarantees

$1,500,000,000 Outstanding 7.875% Senior Secured Notes due 2019 and Related Guarantees for
$1,500,000,000 Registered 7.875% Senior Secured Notes due 2019 and Related Guarantees

$1,000,000,000 Outstanding 9.875% Senior Notes due 2019 and Related Guarantees for
$1,000,000,000 Registered 9.875% Senior Notes due 2019 and Related Guarantees

$1,000,000,000 Outstanding 6.875% Senior Secured Notes due 2021 and Related Guarantees for
$1,000,000,000 Registered 6.875% Senior Secured Notes due 2021 and Related Guarantees

and

$1,000,000,000 Outstanding 8.250% Senior Notes due 2021 and Related Guarantees for
$1,000,000,000 Registered 8.250% Senior Notes due 2021 and Related Guarantees

PROSPECTUS

          , 2012

Dealer Prospectus Delivery Obligation

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Issuers have agreed that, for a period of (i) in the case of an exchange dealer or initial purchaser, 180 days after the expiration date and (ii) in the case of any broker-dealer, 90 days after the expiration date, it will make this prospectus available to any such exchange dealer, initial purchaser or broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

California Registrants

(a) Graham Packaging PX, LLC is a limited liability company organized under the laws of California.

Under Section 17155 of the California Limited Liability Company Act, except for a breach of duty as set forth in Section 17513 of the California Limited Liability Act, the articles of organization or written operating agreement of a limited liability company may provide for indemnification of any person, including, without limitation, any manager, member, officer, employee or agent of the limited liability company, against judgments, settlements, penalties, fines or expenses of any kind incurred as a result of acting in that capacity. A limited liability company shall have the power to purchase and maintain insurance on behalf of any manager, member, officer, employee or agent of the limited liability company against any liability asserted against or incurred by the person in that capacity or arising out of the person’s status as a manager, member, officer, employee or agent of the limited liability company.

(b) Graham Packaging PX Company is a general partnership formed under the laws of California.

Section 16401 of the California Corporation Code states that a partnership shall reimburse a partner for payments made and indemnify a partner for liabilities incurred by the partner in the ordinary course of the business of the partnership or for the preservation of its business or property.

The Partnership Agreement of Graham Packaging PX Company provides that the partners shall not be liable to the partnership or to any other partner for any acts performed within the scope of the authority conferred on them by the Partnership Agreement. It also provides that any liability of the Partnership shall first be satisfied out of the assets of the Partnership (including the proceeds of any insurance which the Partnership may recover and any capital contributors), and if such assets shall not be sufficient to satisfy such liability, such liability shall be borne by the partners.

Delaware Registrants

(a) Each of Bakers Choice Products, Inc., Blue Ridge Holding Corp., Blue Ridge Paper Products Inc., Closure Systems International Inc., Closure Systems International Americas, Inc., Closure Systems International Holdings Inc., CSI Sales & Technical Services Inc., Evergreen Packaging Inc., Evergreen Packaging International (US) Inc., Evergreen Packaging USA Inc., GPC Capital Corp. I, GPC Capital Corp. II, Graham Packaging Acquisition Corp., Graham Packaging Company Inc., Graham Packaging PET Technologies Inc., Graham Packaging Plastic Products Inc., Graham Packaging Regioplast STS Inc., Graham Packaging PX Holding Corporation, Pactiv Germany Holdings, Inc., Pactiv International Holdings Inc., PCA West Inc., Prairie Packaging, Inc., PWP Holdings, Inc., PWP Industries, Inc., Reynolds Consumer Products Inc., Reynolds Flexible Packaging Inc., Reynolds Group Holdings Inc., Reynolds Group Issuer Inc., Reynolds Manufacturing, Inc., RenPac Holdings Inc., Reynolds Packaging Kama Inc., Reynolds Presto Products Inc., Closure Systems International Packaging Machinery Inc., Reynolds Services Inc. and SIG Combibloc Inc. is incorporated under the laws of the state of Delaware.

Section 102(b)(7) of the General Corporation Law of the State of Delaware, or the “DGCL,” permits a Delaware corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. This provision, however, may not eliminate or limit a director’s liability (1) for breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL, or (4) for any transaction from which the director derived an improper personal benefit. The certificate of incorporation of each of Bakers Choice Products, Inc., Blue Ridge Holding Corp., Blue Ridge Paper Products Inc., Closure Systems International Inc., Closure Systems International Americas, Inc., Closure

Systems International Holdings Inc., CSI Sales & Technical Services Inc., Evergreen Packaging Inc., Evergreen Packaging USA Inc., GPC Capital Corp. I, GPC Capital Corp. II, Graham Packaging Acquisition Corp., Graham Packaging PET Technologies Inc., Graham Packaging Regioplast STS Inc., Prairie Packaging, Inc., PWP Holdings, Inc., PWP Industries, Inc., Reynolds Consumer Products, Inc., Reynolds Flexible Packaging Inc., Reynolds Group Holdings Inc., Reynolds Group Issuer Inc., Reynolds Manufacturing, Inc., RenPac Holdings Inc., Reynolds Packaging Kama Inc., Reynolds Presto Products Inc., Reynolds Services Inc. and SIG Combibloc Inc. contains such a provision. The certificate of incorporation of each of Evergreen Packaging International (US) Inc., Graham Packaging Plastic Products Inc., Graham Packaging PX Holding Corporation, Pactiv Germany Holdings, Inc., Pactiv International Holdings Inc., PCA West Inc. and Closure Systems International Packaging Machinery Inc. does not contain such a provision.

Section 145(a) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

The certificate of incorporation and bylaws of each of Blue Ridge Holding Corp. and Blue Ridge Paper Products Inc. provide that to the extent not prohibited by law, the corporation shall indemnify any person who is or was made, or threatened to be made, a party to any action, suit or proceeding by reason of the fact that such person is or was a director or officer of the corporation, or, at the request of the corporation, is or was serving as a director or officer of another corporation or in a capacity with comparable authority and responsibilities for another enterprise, against judgments, fines, penalties, excise taxes, amounts paid in settlement and costs, charges and expenses (including attorneys’ fees, disbursements and other charges). The certificate of incorporation of each of PWP Holdings, Inc., PWP Industries, Inc. and Prairie Packaging, Inc. provide that the corporation shall indemnify, in accordance with and to the fullest extent now or hereafter permitted by the DGCL, any person who is or was a party, or is or was threatened to be made a party, to any action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the corporation against any liability or expense actually and reasonably incurred by such person in respect thereof; provided, however, that the corporation is not required to indemnify a director or officer of the corporation in connection with an action, suit or proceeding initiated by such person, unless such action, suit or proceeding was authorized by the board of directors of the corporation. The certificate of incorporation of each of Graham Packaging Plastic Products Inc. and Reynolds Packaging Kama Inc. provides that the corporation shall, to the extent not prohibited by law, indemnify any person who is or was made, or threatened to be made, a party to any action, suit or proceeding by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving in any capacity at the request of the corporation for another enterprise, against judgments, fines, penalties, excise taxes, amounts paid in settlement and costs, charges and expenses (including attorneys’ fees and disbursements).

The bylaws of each of Bakers Choice Products, Inc., Closure Systems International Inc., Closure Systems International Americas, Inc., Closure Systems International Holdings Inc., CSI Sales & Technical Services Inc., Evergreen Packaging Inc., Evergreen Packaging International (US) Inc., Evergreen Packaging USA Inc., Graham Packaging Acquisition Corp., Graham Packaging Company Inc., Graham Packaging PET Technologies Inc., Graham Packaging Plastic Products Inc., Graham Packaging Regioplast STS Inc., Graham Packaging PX Holding Corporation, Pactiv Corporation, Pactiv Germany Holdings, Inc., Pactiv International Holdings Inc., PCA West Inc., Prairie Packaging, Inc., PWP Holdings, Inc., PWP Industries, Inc., Reynolds Consumer Products, Inc., Reynolds Consumer Products Holdings Inc., Reynolds Flexible Packaging Inc., Reynolds Foil Inc., Reynolds Group Holdings Inc., Reynolds Group Issuer Inc., Reynolds Manufacturing, Inc., RenPac Holdings Inc., Reynolds Packaging Inc., Reynolds Packaging Kama Inc., Closure Systems International Packaging Machinery Inc., Reynolds Services Inc., SIG Holding USA, Inc. and SIG Combibloc Inc. provide that the corporation shall indemnify, to the full extent permitted by the DGCL and other applicable law, any person who was or is a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that (i) such person is or was serving or has agreed to serve as a director or officer of the corporation, (ii) such person, while serving as a director or officer of the corporation, is or was serving or has agreed to serve at the request of the corporation as a director, officer, employee, manager, or agent of another enterprise, or (iii) such person is or was serving or has agreed to serve at the request of the corporation as a director, officer or manager of another enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person or on behalf of such person in a proceeding (including any appeal therefrom) other than a proceeding by or in the right of the corporation, or against expenses (including attorneys’ fees) actually and reasonably incurred by such person or on behalf of such person in connection with the defense or settlement of a proceeding by or in the right of the corporation and any appeal therefrom. The bylaws of each of Bakers Choice Products, Inc., Closure Systems International Inc., Closure Systems International Americas, Inc., Closure Systems International Holdings Inc., CSI Sales & Technical Services Inc., Evergreen Packaging Inc., Evergreen Packaging International (US) Inc., Evergreen Packaging USA Inc., Graham Packaging Company Inc., Graham Packaging PX Holding Corporation, Pactiv Corporation, Pactiv Germany Holdings, Inc., Pactiv International Holdings Inc., PCA West Inc., Prairie Packaging, Inc., PWP Holdings, Inc., PWP Industries, Inc., Reynolds Consumer Products, Inc., Reynolds Consumer Products Holdings Inc., Reynolds Flexible Packaging Inc., Reynolds Foil Inc., Reynolds Group Holdings Inc., Reynolds Group Issuer Inc., Reynolds Manufacturing, Inc., RenPac Holdings Inc., Reynolds Packaging Inc., Reynolds Packaging Kama Inc., Closure Systems International Packaging Machinery Inc., Reynolds Services Inc., SIG Holding USA, Inc. and SIG Combibloc Inc. do not, however, require the corporation to indemnify a present or former director or officer in respect of a proceeding (or part thereof) initiated by such person, unless such proceeding (or part thereof) has been authorized by the board of directors or the indemnification requested is in respect of expenses incurred in connection with establishing such person’s right of indemnification. The bylaws of each of GPC Capital Corp. I and GPC Capital Corp. II provide that, to the fullest extent permitted by law, the corporation shall indemnify current or former directors or officers of the corporation, and may indemnify current or former employees or agents of the corporation, against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed action, suit or proceeding to which such person was or is a party or is threatened to be made a party by reason of such person’s current or former position or by reason of the fact that such person is or was serving, at the request of the corporation, as a director, officer, partner, trustee, employee or agent of another enterprise.

Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

The certificate of incorporation and bylaws of each of Blue Ridge Holding Corp. and Blue Ridge Paper Products Inc. provide that any person entitled to indemnification or advancement of expenses under the provisions thereof shall also be indemnified for any expenses incurred in connection with successfully establishing his or her right to such indemnification or advancement of expenses, in whole or in part, in any such proceeding. The certificate of incorporation of Reynolds Packaging Kama Inc. provides that any person entitled to indemnification or advancement of expenses under the certificate of incorporation shall also be indemnified for any expenses incurred in connection with successfully establishing his or her right to such indemnification or advancement of expenses, in whole or in part, in any such proceeding.

The bylaws of each of Bakers Choice Products, Inc., Closure Systems International Inc., Closure Systems International Americas, Inc., Closure Systems International Holdings Inc., CSI Sales & Technical Services Inc., Evergreen Packaging Inc., Evergreen Packaging International (US) Inc., Evergreen Packaging USA Inc., Graham Packaging Acquisition Corp., Graham Packaging Company Inc., Pactiv Corporation, Pactiv Germany Holdings, Inc., Pactiv International Holdings Inc., PCA West Inc., Prairie Packaging, Inc., PWP Holdings, Inc., PWP Industries, Inc., Reynolds Consumer Products, Inc., Reynolds Consumer Products Holdings Inc., Reynolds Flexible Packaging Inc., Reynolds Foil Inc., Reynolds Group Holdings Inc., Reynolds Group Issuer Inc., Reynolds Manufacturing, Inc., RenPac Holdings Inc., Reynolds Packaging Inc., Reynolds Packaging Kama Inc., Closure Systems International Packaging Machinery Inc., Reynolds Services Inc., SIG Holding USA, Inc. and SIG Combibloc Inc. provide that to the extent that a present or former director or officer of the corporation has been successful on the merits or otherwise in defense of any proceeding referred to in its bylaws or in defense of any claim, issue or matter therein, such person shall be indemnified by the corporation for expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. The bylaws of each of Graham Packaging PET Technologies Inc., Graham Packaging Plastic Products Inc., Graham Packaging Regioplast STS Inc., and Graham Packaging PX Holding Corporation provide that any person entitled to indemnification or advancement of expenses under the bylaws shall also be indemnified for any expenses incurred in connection with successfully establishing his or her right to such indemnification or advancement of expenses, in whole or in part, in any such proceeding.

Section 145(e) of the DGCL permits a Delaware corporation to advance litigation expenses, including attorneys’ fees, incurred by present and former directors and officers prior to the final disposition of the relevant proceedings. The advancement of expenses to a present director or officer is conditioned upon receipt of an undertaking by or on behalf of such director or officer to repay the advancement if it is ultimately determined that such director or officer is not entitled to be indemnified by the corporation. Advancement to former officers and directors may be conditioned upon such terms and conditions, if any, as the corporation may deem appropriate.

The certificate of incorporation and bylaws of each of Blue Ridge Holding Corp. and Blue Ridge Paper Products Inc. and the certificate of incorporation of Reynolds Packaging Kama Inc. provide that the corporation shall advance to any director or officer entitled to indemnification the funds necessary for the payment of expenses (including attorneys’ fees and disbursements) incurred in connection with any proceeding in advance of the final disposition of such proceeding, provided, however, that, if required by the DGCL, such expenses incurred by or on behalf of any director or officer may only be paid by the corporation in advance of the final disposition of a proceeding upon receipt by the corporation of an undertaking to repay any such amount so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified for such expenses.

The bylaws of each of Bakers Choice Products, Inc., Closure Systems International Inc., Closure Systems International Americas, Inc., Closure Systems International Holdings Inc., CSI Sales & Technical Services Inc., Evergreen Packaging Inc., Evergreen Packaging International (US) Inc., Evergreen Packaging USA Inc., Graham Packaging Acquisition Corp., Graham Packaging Company Inc., Graham Packaging PET Technologies Inc., Graham Packaging Plastic Products Inc., Graham Packaging Regioplast STS Inc., Graham Packaging PX Holding Corporation, Pactiv Germany Holdings, Inc., Pactiv International Holdings Inc., PCA West Inc., Prairie Packaging, Inc., PWP Holdings, Inc., PWP Industries, Inc., Reynolds Consumer Products Inc., Reynolds Flexible Packaging Inc., Reynolds Foil Inc., Reynolds Group Holdings Inc., Reynolds Group Issuer Inc., Reynolds Manufacturing, Inc., RenPac Holdings Inc., Reynolds Packaging Kama Inc., Closure

Systems International Packaging Machinery Inc., Reynolds Presto Products Inc., Reynolds Services Inc. and SIG Combibloc Inc. provide that the corporation shall advance all expenses (including attorneys’ fees) incurred by a present or former director or officer in defending any proceeding prior to the final disposition of such proceeding upon the written request of such person and delivery of an undertaking by such person to repay such amount if it is ultimately determined that the director or officer is not entitled to be indemnified by the corporation for such expenses.

Section 145(g) of the DGCL specifically allows a Delaware corporation to purchase liability insurance on behalf of its directors and officers and to insure against potential liability of such directors and officers regardless of whether the corporation would have the power to indemnify such directors and officers under Section 145 of the DGCL.

(b) Each of Reynolds Group Issuer LLC, Closure Systems Mexico Holdings LLC, CSI Mexico LLC, Reynolds Packaging LLC, Reynolds Food Packaging LLC, Pactiv Factoring LLC, Pactiv RSA LLC, Pactiv Retirement Administration LLC, Pactiv Management Company LLC, Pactiv LLC, Reynolds Consumer Products Holdings LLC, Reynolds Packaging Holdings LLC, SIG Holding USA, LLC, BPC/Graham Holdings L.L.C., GPC Holdings LLC, GPC Opco GP LLC, GPC Sub GP LLC, GPACSUB LLC and Graham Packaging LP Acquisition LLC is organized as a limited liability company under the laws of the state of Delaware.

Section 18-108 of the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.) (the “Delaware LLC Act”) provides that, subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, a limited liability company may, and shall have the power, to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. In accordance with Section 18-108 of the Delaware LLC Act, Section 6.3 of the Amended and Restated Limited Liability Company Agreement of CSI Mexico LLC, dated as of February 29, 2008 (the “CSI Mexico LLC Agreement”), Section 6.3 of the Amended and Restated Limited Liability Company Agreement of Closure Systems Mexico Holdings LLC, dated as of February 29, 2008 (the “CSI Mexico Holdings LLC Agreement”), Section 6.3 of the Amended and Restated Limited Liability Company Agreement of Reynolds Packaging LLC, dated as of February 29, 2008 (the “Reynolds Packaging LLC Agreement”), and Section 6.3 of the Amended and Restated Limited Liability Company Agreement of Reynolds Food Packaging LLC, dated as of February 29, 2008 (the “Reynolds Food LLC Agreement”), each provides that, to the fullest extent permitted by applicable law, the members and any of their or the limited liability company’s directors, officers, employees, shareholders, agents or representatives (each, a “Covered Person”) shall be entitled to indemnification from the limited liability company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the limited liability company, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person’s gross negligence or willful misconduct with respect to such acts or omissions. Any indemnity under Section 6.3 of each of the CSI Mexico LLC Agreement, the CSI Mexico Holdings LLC Agreement, the Reynolds Packaging LLC Agreement and the Reynolds Food LLC Agreement must be provided out of and to the extent of the limited liability company’s assets only, and no Covered Person shall have any personal liability on account thereof. Similarly, Section 19 of the Limited Liability Company Agreement of Reynolds Group Issuer LLC, dated as of October 8, 2009 (the “Reynolds Group LLC Agreement”), provides that, to the full extent permitted by applicable law, each officer of the limited liability company (each, a “Reynolds Group Covered Person”) shall be entitled to indemnification from the limited liability company for any loss, damage or claim incurred by such Reynolds Group Covered Person by reason of any act or omission performed or omitted by such Reynolds Group Covered Person in good faith on behalf of the limited liability company and in a manner reasonably believed to be within the scope of the authority conferred on such Reynolds Group Covered Person by the limited liability company agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Reynolds Group Covered Person by reason of gross negligence or willful misconduct with respect to such acts or omissions. Likewise, Section 18 of the Amended and Restated Limited Liability Company Agreement of Pactiv Factoring LLC, dated November 16, 2010 (the “Pactiv Factoring LLC Agreement”), Section 18 of the Amended and Restated Limited Liability Company Agreement of Pactiv RSA LLC, dated November 16, 2010 (the “Pactiv RSA LLC Agreement”), Section 18 of

the Amended and Restated Limited Liability Company Agreement of Pactiv Retirement Administration LLC, dated November 16, 2010 (the “Pactiv Retirement LLC Agreement”), Section 18 of the Limited Liability Company Agreement of Pactiv LLC, dated December 31, 2011 (the “Pactiv LLC Agreement”), Section 18 of the Limited Liability Company Agreement of Reynolds Consumer Products Holdings LLC, dated December 31, 2011 (the “Reynolds Consumer Products Holdings LLC Agreement”), Section 18 of the Limited Liability Company Agreement of Reynolds Packaging Holdings LLC, dated December 31, 2011 (the “Reynolds Packaging Holdings LLC Agreement”), Section 18 of the Limited Liability Company Agreement of SIG Holding USA, LLC, dated December 31, 2011 (the “SIG Holding USA, LLC Agreement”) and Section 18 of the Limited Liability Company Agreement of Pactiv Management LLC, dated November 16, 2010 (the “Pactiv Management LLC Agreement”), each provides that, to the full extent permitted by applicable law, the sole member, each director and each officer (each, a “Section 18 Covered Person”) shall be entitled to indemnification from the limited liability company for any loss, damage or claim incurred by such Section 18 Covered Person by reason of any act or omission performed or omitted by such Section 18 Covered Person in good faith on behalf of the limited liability company and in a manner reasonably believed to be within the scope of the authority conferred on such Section 18 Covered Person by the limited liability company agreement, except that no Section 18 Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Section 18 Covered Person by reason of gross negligence or willful misconduct with respect to such acts or omissions. Section 18 of the Limited Liability Company Agreement of GPC Holdings LLC, dated July 13, 2011 (the “GPC Holdings LLC Agreement”), provides that, to the full extent permitted by applicable law, each officer of the limited liability company (each, a “GPC Holdings Covered Person”) shall be entitled to indemnification from the limited liability company for any loss, damage or claim incurred by such GPC Holdings Covered Person by reason of any act or omission performed or omitted by such GPC Holdings Covered Person in good faith on behalf of the limited liability company and in a manner reasonably believed to be within the scope of the authority conferred on such GPC Holdings Covered Person by the limited liability company agreement, except that no GPC Holdings Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such GPC Holdings Covered Person by reason of gross negligence or willful misconduct with respect to such acts or omissions.

Section 18-406 of the Delaware LLC Act provides that a member, manager or liquidating trustee of a limited liability company shall be fully protected in relying in good faith upon the records of the limited liability company and upon information, opinions, reports or statements presented by another manager, member or liquidating trustee, an officer or employee of the limited liability company, or committees of the limited liability company, members or managers, or by any other person as to matters the member, manager or liquidating trustees reasonably believes are within such other person’s professional or expert competence, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits or losses of the limited liability company, or the value and amount of assets or reserves or contracts, agreements or other undertakings that would be sufficient to pay claims and obligations of the limited liability company or to make reasonable provision to pay such claims and obligations, or any other facts pertinent to the existence and amount of assets from which distributions to members or creditors might properly be paid. Consistent therewith, Section 6.2(b) of each of the CSI Mexico LLC Agreement, the CSI Mexico Holdings LLC Agreement, the Reynolds Packaging LLC Agreement and the Reynolds Food LLC Agreement provides that a Covered Person shall be fully protected in relying in good faith upon the records of the limited liability company and upon such information, opinions, reports or statements presented to the limited liability company by any person or entity as to matters the Covered Person reasonably believes are within such person’s or entity’s professional or expert competence.

Section 18-1101(d) of the Delaware LLC Act provides that unless otherwise provided in a limited liability company agreement, a member or manager or other person shall not be liable to a limited liability company or to another member or manager or to another person that is a party to or is otherwise bound by a limited liability company agreement for breach of fiduciary duty for the member’s or manager’s or other person’s good faith reliance on the provisions of the limited liability company agreement. Likewise, Section 6.2(a) of each of the CSI Mexico LLC Agreement, the CSI Mexico Holdings LLC Agreement, the Reynolds Packaging LLC Agreement and the Reynolds Food LLC Agreement provides that to the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the limited liability company, a Covered Person acting under the limited liability company agreement shall not be liable to the limited liability company for such Covered Person’s good faith reliance on the provisions of the limited liability company agreement.

Section 18-1101(e) of the Delaware LLC Act permits a limited liability company agreement to limit or eliminate any and all liabilities for breach of contract and breach of duties (including fiduciary duties) of a member, manager or other person to a limited liability company or to another member or manager or to another person that is a party to or is otherwise bound by a limited liability company agreement. However, under Section 18-1101(e) of the Delaware LLC Act, a limited liability company agreement may not limit or eliminate liability for any act or omission that constitutes a bad faith violation of the implied contractual covenant of good faith and fair dealing. In connection therewith, Section 6.1(b) of each of the CSI Mexico LLC Agreement, the CSI Mexico Holdings LLC Agreement, the Reynolds Packaging LLC Agreement and the Reynolds Food LLC Agreement provides that no Covered Person shall be liable to the limited liability company for any loss, liability, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the limited liability company, except that a Covered Person shall be liable for any loss, liability, damage or claim incurred by reason of such Covered Person’s gross negligence or willful misconduct. Section 6.2(a) of each of the CSI Mexico LLC Agreement, the CSI Mexico Holdings LLC Agreement, the Reynolds Packaging LLC Agreement and the Reynolds Food LLC Agreement further provides that the provisions of such limited liability company agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the parties thereto to replace such other duties and liabilities of such Covered Person. In addition, Section 6.2(a) of each of the CSI Mexico LLC Agreement, the CSI Mexico Holdings LLC Agreement, the Reynolds Packaging LLC Agreement and the Reynolds Food LLC Agreement provides that whenever in the limited liability company agreement a Covered Person is permitted or required to make decisions in good faith, the Covered Person shall act under such standard and shall not be subject to any other or different standard imposed by the limited liability company agreement or any relevant provisions of law or in equity or otherwise. Furthermore, Section 19 of the Reynolds Group LLC Agreement provides that no Reynolds Group Covered Person shall be liable to the limited liability company, the sole member, any other person or entity who or that has an interest in the limited liability company or any other Reynolds Group Covered Person for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Reynolds Group Covered Person in good faith on behalf of the limited liability company and in a manner reasonably believed to be within the scope of the authority conferred on such Reynolds Group Covered Person by the limited liability company agreement, except that a Reynolds Group Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Reynolds Group Covered Person’s gross negligence or willful misconduct. Finally, Section 18 of each of the Pactiv Factoring LLC Agreement, the Pactiv RSA LLC Agreement, the Pactiv Retirement LLC Agreement, the Pactiv Management LLC Agreement, the Pactiv LLC Agreement, the Reynolds Consumer Products Holdings LLC Agreement, the Reynolds Packaging Holdings LLC Agreement and the SIG Holding USA, LLC Agreement provides that no Section 18 Covered Person shall be liable to the limited liability company, the sole member, any other person or entity who or that has an interest in the limited liability company or any other Pactiv LLC Covered Person for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Section 18 Covered Person in good faith on behalf of the limited liability company and in a manner reasonably believed to be within the scope of the authority conferred on such Section 18 Covered Person by the limited liability company agreement, except that a Section 18 Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Section 18 Covered Person’s gross negligence or willful misconduct. Likewise, Section 18 of the GPC Holdings LLC Agreement provides that no GPC Holdings Covered Person shall be liable to the limited liability company, the sole member, any other person or entity who or that has an interest in the limited liability company or any other GPC Holdings Covered Person for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such GPC Holdings Covered Person in good faith on behalf of the limited liability company and in a manner reasonably believed to be within the scope of the authority conferred on such GPC Holdings Covered Person by the limited liability company agreement, except that a GPC Holdings Covered Person shall be liable for any such loss, damage or claim incurred by reason of such GPC Holdings Covered Person’s gross negligence or willful misconduct.

In addition, Section 6.4 of each of the CSI Mexico LLC Agreement, the CSI Mexico Holdings LLC Agreement, the Reynolds Packaging LLC Agreement and the Reynolds Food LLC Agreement provides that to the extent permitted by applicable law, expenses (including reasonable attorneys’ fees, disbursements, fines and amounts paid in settlement) incurred by a Covered Person in defending any claim, demand, action, suit or proceeding relating to or arising out of the performance of his or her duties on behalf of the limited liability company may, from time to time and at the discretion of the board of directors of the limited liability company, be advanced by the limited liability company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the limited liability company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall ultimately be determined that the Covered Person is not entitled to be indemnified as authorized in Section 6.3 of such limited liability company agreement.

Each of the Limited Liability Company Agreement of BCP/Graham Holdings L.L.C., dated as of December 12, 1997, the Limited Liability Company Agreement of GPC Opco GP LLC, dated as of January 5, 1998, the Limited Liability Company Agreement of GPC SUB GP LLC, dated as of January 5, 1998, the Amended and Restated Limited Liability Company Agreement of GPACSUB LLC, dated as of August 19, 2011, and the Limited Liability Company Agreement of Graham Packaging LP Acquisition LLC, dated as of August 31, 2010, is silent as to indemnification.

(c) Each of Graham Packaging Company, L.P. and Graham Packaging LC, L.P. is organized as a limited partnership under the laws of the state of Delaware.

Section 17-108 of the Delaware Revised Uniform Limited Partnership Act (6 Del. C. § 17-101 et seq.) (“DRULPA”) provides that, subject to such standards and restrictions, if any, as are set forth in its partnership agreement, a limited partnership may, and shall have the power to, indemnify and hold harmless any partner or other person from and against any and all claims and demands whatsoever. In accordance with Section 17-108 of DRULPA, Section 6.3(a) of the Amended and Restated Agreement of Limited Partnership of Graham Packaging Company, L.P., dated as of February 2, 1998 (the “Graham Packaging Company Agreement”), provides that the partnership shall indemnify, defend and hold harmless, to the fullest extent not prohibited by law, a general partner and each of such general partner’s affiliates and their respective partners, shareholders, officers, directors, employees and agents (each, a “Graham Packaging Company Covered Person”), from and against any claim, loss or liability of any nature whatsoever (including attorneys’ fees) arising out of or in connection with the assets or business of the partnership, unless the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted intentional misconduct or a knowing violation of law by such Graham Packaging Covered Person or (in the case of a general partners only) a breach by a general partner of any of the material terms and provisions of the Graham Packaging Company Agreement. The Graham Packaging Company Agreement further provides that the foregoing obligation of the partnership shall be satisfied only out of the assets of the partnership and under no circumstances shall any recourse be available against a general partner or any other partner or the assets of any partner. Expenses incurred by a partner or other person or entity in defending any action or proceeding against which indemnification may be made pursuant to Section 6.3 of the Graham Packaging Company Agreement shall be paid by the partnership in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such person or entity to repay such amount if it shall ultimately be determined that it was not entitled to be indemnified by the partnership. The Graham Packaging Company Agreement further provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 6.3 thereof shall continue as to a person or entity who has ceased to serve in the capacity as to which it was indemnified and shall inure to the benefit of the heirs, executors, administrators, successors and assigns of such person or entity. Additionally, under Section 10.3 of the Graham Packaging Company Agreement, the partnership shall indemnify each partner from and against any damage, liability, loss, cost or deficiency (including, but not limited to, reasonable attorneys’ fees) which each such partner pays or becomes obligated to pay on account of the imposition upon or assessment against such partner of any obligation or liability of the partnership. The Graham Packaging Company Agreement further provides that the foregoing shall be satisfied only out of the assets of the partnership and under no circumstances shall any recourse be available against a general partner or any other partner or the assets of any partner with respect thereto.

Section 17-407(a) of DRULPA provides that a limited partner or liquidating trustee of a limited partnership shall be fully protected in relying in good faith upon the records of the limited partnership and upon information, opinions, reports or statements presented by a general partner of the limited partnership, an officer or employee of a general partner of the limited partnership, another liquidating trustee, or committees of the limited partnership, limited partners or partners, or by any other person as to matters the limited partner or liquidating trustee reasonably believes are within such other person’s professional or expert competence, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits or losses of the limited partnership, or the value and amount of assets or reserves or contracts, agreements or other undertakings that would be sufficient to pay claims and obligations of the limited partnership or to make reasonable provision to pay such claims and obligations, or any other facts pertinent to the existence and amount of assets from which distributions to partners or creditors might properly be paid.

Section 17-407(c) of DRULPA provides that a general partner of a limited partnership that is not a limited liability limited partnership shall be fully protected from liability to the limited partnership, its partners or other persons party to or otherwise bound by the partnership agreement in relying in good faith upon the records of the limited partnership and upon information, opinions, reports or statements presented by another general partner of the limited partnership, an officer or employee of the limited partnership, a liquidating trustee, or committees of the limited partnership, limited partners or partners, or by any other person as to matters the general partner reasonably believes are within such other person’s professional or expert competence, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits or losses of the limited partnership, or the value and amount of assets or reserves or contracts, agreements or other undertakings that would be sufficient to pay claims and obligations of the limited partnership or to make reasonable provision to pay such claims and obligations, or any other facts pertinent to the existence and amount of assets from which distributions to partners or creditors might properly be paid. Consistent therewith, Section 6.3(b) of the Graham Packaging Company Agreement provides that a general partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it and any opinion of any such person or entity as to matters which such general partner believes to be within such person’s or entity’s professional or expert competence shall be full and complete authorization and protection in respect of any action taken or suffered or omitted by a general partner in accordance with such opinion. A general partner may also rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, agreement, report, notice, request, order, bond, debenture, or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Section 17-1101(e) of DRULPA provides that unless otherwise provided in a partnership agreement, a partner or other person shall not be liable to a limited partnership or to another partner or to another person that is a party to or is otherwise bound by a partnership agreement for breach of fiduciary duty for the partner’s or other person’s good faith reliance on the provisions of the partnership agreement.

Section 17-1101(f) of DRULPA permits a partnership agreement to limit or eliminate any and all liabilities for breach of contract and breach of duties (including fiduciary duties) of a partner or other person to a limited partnership or to another partner or to another person that is a party to or is otherwise bound by a partnership agreement. However, under Section 17-1101(f) of DRULPA a partnership agreement may not limit or eliminate liability for any act or omission that constitutes a bad faith violation of the implied contractual covenant of good faith and fair dealing.

The Fifth Amended and Restated Agreement of Limited Partnership of Graham Packaging LC, L.P., dated as of September 6, 2011, is silent as to indemnification.

Louisiana Registrant

Statutory Provisions

The Louisiana Business Corporation Law (La. R.S. § 12:1 et seq.) (the “LBCL”) provides for both mandatory and discretionary indemnification of officers and directors. The discretionary rights are set forth in Section 83(A) of the LBCL, which provides as follows:

A corporation may indemnify any person who was or is a party or is threatened to be made a party to any action, suit, or proceeding, whether civil, criminal, administrative or investigative, including any action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another business, foreign or nonprofit corporation, partnership, joint venture, or other enterprise against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

La. R.S. § 12:83(A)(1). The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendre or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was lawful. La. R.S. § 12:83(A)(3).

With respect to actions by or in the name of the corporation, the power of the corporation to indemnify is more limited. First, the indemnity shall be limited to expenses, including attorneys’ fees and amounts paid in settlement not exceeding the board of directors’ estimate of the expense of litigating the matter to conclusion. La. R.S. § 12:83(A)(2). Further, a person is not entitled to indemnity if he is found to be liable for willful or intentional misconduct in the performance of his duty, unless, in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Section 83(B) of the LBCL sets forth the mandatory indemnification rights of officers or directors in certain situations. It provides that a corporation shall indemnify any director, officer, employee or agent who has been successful, on the merits or otherwise, in the defense of any action, suit or proceeding to which such person was a party because of his position with the corporation, or because he served at the request of the corporation as a director, officer, employee or agent of another business, foreign or nonprofit corporation, partnership, joint venture or otherwise. La. R.S. § 12:83(B). Also, under Section 83(D) of the LBCL, payment of expenses in advance of final disposition of an action can be authorized by the board without regard to whether participating board members are parties to the action, upon receipt by the subject of the advance of an “undertaking” to repay the advance to the corporation if it is ultimately determined that he is not entitled to otherwise be indemnified under Section 83.

The provisions of the LBCL regarding indemnification are not exclusive. In addition to indemnification and advancement of expenses under the statute, Section 83(E) permits indemnification or advancement of expenses “under any bylaw, agreement, authorization of shareholders or directors, regardless of whether directors authorizing such indemnification are beneficiaries thereof, or otherwise.” La. R.S. § 12:83(E). There is only one specific limitation on such provisions: no such measure “shall permit indemnification of any person for the results of such person’s willful or intentional misconduct.” Id. Section 83(F) of the LBCL also expressly empowers corporations to procure directors and officers liability insurance, commonly known as “D & O insurance.” La. R.S. § 12:83(F).

Bylaws

The issue of indemnification of officers and directors is addressed in Article VI of the Bylaws of Southern Plastics Inc. (the “Company”). Section 1 provides that every person who is or was a director, officer or employee of the Company or of any other company which such person serves or served at the request of the Company shall, if not prohibited by law, be indemnified by the Company against reasonable expense and any liability paid or incurred by such person in connection with or resulting from any claim in which such person is involved by reason of such person’s service to the Company. Section 3 mirrors Section 83(B) of the LBCL by providing for the reimbursement of any person who has been wholly successful, on the merits or otherwise, with respect to any claim. If a person is not wholly successful, Section 4 provides for a reimbursement for his reasonable expense and for any liability if a “Referee” (defined as independent counsel or other disinterested person selected by the directors) finds that such person acted in good faith, and with respect to any criminal matter, had no reasonable cause to believe the conduct of such person was unlawful. Section 6 provides that the rights set forth in Article VI are in addition to any other rights to which any eligible person may be otherwise entitled by contract or as a matter of law.

Minnesota Registrant

Ultra Pac, Inc. (“Ultra”) is incorporated under the laws of the State of Minnesota. Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines (including, without limitation excise taxes assessed against such person with respect to any employee benefit plan), settlements and reasonable expenses, including attorneys’ fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person (1) has not been indemnified therefor by another organization or employee benefit plan; (2) acted in good faith; (3) received no improper personal benefit and Section 302A.255 (with respect to director conflicts of interest), if applicable, has been satisfied; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) reasonably believed that the conduct was in the best interests of the corporation in the case of acts or omissions in such person’s official capacity for the corporation or reasonably believed that the conduct was not opposed to the best interests of the corporation in the case of acts or omissions in such person’s official capacity for other organizations.

Article 7 of Ultra’s Restated Articles of Incorporation provides that a director shall not be personally liable to it or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to Ultra or its shareholders;

•	or acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Sections 302A.559 (liability for illegal distributions) and 80A.23 (civil liabilities) of the Minnesota Statutes;

•	for any transactions from which the director derived any improper personal benefit; or

•	for any act or omission occurring prior to the date when Article 7 of Ultra’s articles became effective.

New Jersey Registrant

Indemnification of Officers and Directors

New Jersey Business Corporation Act

Newspring Industrial Corp. (“Newspring”) is incorporated under the laws of the State of New Jersey. The New Jersey Business Corporation Act, as amended (the “NJBCA”), provides that a New Jersey corporation has the power generally to indemnify its directors, officers, employees and other agents (“corporate agents”) against expenses and liabilities in connection with any proceeding involving such person by reason of his or her being or having been a corporate agent, other than a proceeding by or in the right of the corporation, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, such person had no reasonable cause to believe his or her conduct was unlawful.

In the case of an action brought by or in the right of the corporation, the corporation also has the power to indemnify its corporate agents against expenses in connection with any proceeding involving such person by reason of his or her being or having been a corporate agent, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; however, no indemnification is permitted in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the New Jersey Superior Court, or the court in which such proceeding was brought, shall determine upon application that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to such indemnification.

Expenses incurred by a corporate agent in connection with a proceeding may, under certain circumstances, be paid by the corporation in advance of the final disposition of the proceeding as authorized by the board of directors.

The power to indemnify and advance expenses under the NJBCA does not exclude other rights to which a corporate agent may be entitled to under a certificate of incorporation, bylaw, agreement, vote of shareholders, or otherwise, provided that no indemnification is permitted to be made to or on behalf of such person if a judgment or other final adjudication adverse to such person establishes that his or her acts or omissions were in breach of his or her duty of loyalty to the corporation or its shareholders, were not in good faith or involved a violation of the law, or resulted in the receipt by such person of an improper personal benefit.

Under the NJBCA, a New Jersey corporation has the power to purchase and maintain insurance on behalf of any corporate agent against any expenses incurred in any proceeding and any liabilities asserted against him or her by reason of his or her being or having been a corporate agent, whether or not the corporation has the power to indemnify him or her against such expenses and liabilities under the NJBCA.

All of the foregoing powers of indemnification granted to a New Jersey corporation may be exercised by such corporation notwithstanding the absence of any provision in its certificate of incorporation or bylaws authorizing the exercise of such powers. However, a New Jersey corporation may, with certain limitations, provide in its certificate of incorporation that a director or officer shall not be personally liable, or shall be liable only to the extent therein provided, to the corporation or its shareholders for damages for breach of a duty owed to the corporation or its shareholders.

Reference is made to Sections 14A:3-5 and 14A:2-7(3) of the NJBCA in connection with the above summary of indemnification, insurance and limitation of liability in the State of New Jersey.

Newspring Industrial Corp. Organization Documents

Newspring’s Restated Certificate of Incorporation provides that to the fullest extent permitted by the NJBCA, no Newspring director or officer shall be personally liable to Newspring or its shareholders for damages for breach of any duty owed to Newspring or its shareholders, as a director or officer, except that a director or officer shall not be relieved from liability for any breach of duty based upon an act or omission: (a) in breach of such person’s duty of loyalty to Newspring or its shareholders; (b) not in good faith or which involve a knowing violation of law; or (c) resulting in receipt by such person of an improper benefit.

Article VII of Newspring’s Amended and Restated By-Laws provides that:

Every person who is or was a director, officer, employee or agent of the Corporation shall be indemnified by the Corporation to the fullest extent allowed by law, including the indemnification permitted by N.J.S. 14A:3-5(8) and any successor statute, against all liabilities and expenses imposed upon or incurred by that person in connection with any pending, threatened or completed civil, criminal, administrative or arbitrative action, suit or proceeding (“Proceeding”) in which that person may be made, or threatened to be made, a party, or in which that person may become involved by reason of that person being or having been a director, officer, employee or agent of the Corporation or of serving or having served as a director, officer, employee or agent with any other enterprise at the request of the Corporation, whether or not that person is a director, officer, employee or agent or continues to serve the other enterprise at the time the liabilities or expenses are imposed or incurred. During the pendency of a Proceeding, the Corporation shall advance expenses from time to time as they are incurred, to any such present or former director, officer, employee or agent subject to the receipt by the Corporation of an undertaking of such person as required by law. Notwithstanding the foregoing, except as otherwise provided by law, the Corporation shall be required to indemnify a director, officer, employee or agent in connection with a Proceeding (or part thereof) commenced by such person only if the commencement of such Proceeding (or part thereof) by such person was authorized by the board of directors.

North Carolina Registrant

BRPP, LLC is organized under the laws of the state of North Carolina. Section 57C-3-31 of the North Carolina Limited Liability Company Act (57C NCGS 1-01, et. seq.) (the “NC LLC Act”) provides that unless otherwise provided in the articles of organization or a written operating agreement, a North Carolina limited liability company: (1) must indemnify every manager, director and executive in respect of payments made and personal liabilities reasonably incurred by the manager, director and executive in the authorized conduct of its business or for the preservation of its business or property; and (2) shall indemnify a member, manager, director or executive who is wholly successful, on the merits or otherwise, in the defense or any proceeding to which the person was a party because the person is or was a member, manager, director or executive of the limited liability company against reasonable expenses incurred by the person in connection with the proceeding.

Section 57C-3-32(a) of the NC LLC Act provides that subject to limitations set forth in Section 57C-3-32(b) discussed below, the articles of organization or a written operating agreement may: (1) eliminate or limit the personal liability of a manager, director or executive for monetary damages for breach of any duty provided for in NCGS 57C-3-22 (other than liability under NCGS 57C-4-07); and (2) provide for indemnification of a manager, member, director or executive for judgments, settlements, penalties, fines or expenses incurred in a proceeding to which the member, manager, director or executive is a party because the person is or was a manager, member, director or executive.

Section 57C-3-32(b) limits the indemnification that may be provided by a limited liability company, in that it may not eliminate or indemnify against: (1) acts or omissions that the manager, director or executive knew at the time of the acts or omissions were clearly in conflict with the interests of the limited liability company; (2) any transaction from which the manager, director or executive derived an improper personal benefit; or (3) acts or omissions occurring prior to the date the provision became effective, provided that indemnification pursuant to Section 57C-3-32(a) may be provided if approved by all of the members.

In accordance with Section 57C-3-32 of the NC LLC Act, Article VI, Section 6.1 of the Operating Agreement of BRPP, LLC dated as of July 11, 2000 (the “BRPP Operating Agreement”) provides that BRPP, LLC shall indemnify its managers and members to the fullest extent permitted or required by the NC LLC Act, as the same may be amended from time to time, and BRPP, LLC may advance expenses incurred by its manager or member upon the approval of the manager and the receipt by BRPP, LLC of an undertaking by such manager or member to reimburse BRPP, LLC unless it is ultimately determined that such member or manager is entitled to be indemnified by BRPP, LLC against such expenses. BRPP, LLC is also authorized to indemnify its employees and other representatives or agents to the fullest extent permitted under the NC LLC Act or other applicable law, provided that the indemnification is first approved by the members owning a “majority in interest.” A “majority in interest” is defined as a combination of members who, in the aggregate, own more than fifty percent (50%) of the membership interests of BRPP, LLC.

Section 6.2 of the BRPP Operating Agreement goes on to provide that the indemnification provided under the BRPP Operating Agreement shall: (1) be deemed exclusive of any other rights to which a person seeking indemnification may entitled under any statute, agreement, vote of members or disinterested managers, or otherwise, both as to action in official capacities and as to action in another capacity while holding such office; (2) continue as to a person who ceases to be a manager or member; (3) inure to the benefit of the estate, heirs, executors, administrators or other successors of an indemnitee; and (4) not be deemed to create any rights for the benefit of any other person or entity.

Ohio Registrant

Graham Packaging Minster LLC is a limited liability company organized under the laws of Ohio. Section 1705.32 of the Ohio Revised Code provides, in part, that a limited liability company may indemnify or agree to indemnify any person who was or is a party, or who is threatened to be made a party, to any threatened, pending, or completed civil, criminal, administrative, or investigative action, suit, or proceeding, other than an action by or in the right of the company, because he or she is or was a manager, member, partner, officer, employee, or agent of the company or is or was serving at the request of the company as a manager, director, trustee, officer, employee, or agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise. The company may indemnify or agree to indemnify a person in that position against expenses, including attorney’s fees, judgments, fines, and amounts paid in settlement that actually and reasonably were incurred by him or her in connection with the action, suit, or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the company and, in connection with any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent does not create of itself a presumption that the person did not act in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the company and, in connection with any criminal action or proceeding, a presumption that he or she had reasonable cause to believe that his conduct was unlawful.

In accordance with this provision, the Operating Agreement of Graham Packaging Minster LLC provides that the Company shall indemnify and hold harmless each member and officer and the affiliates of any member or officer against any and all losses, claims, damages, expenses and liabilities (including, but not limited to, any investigation, legal and other reasonable expenses incurred in connection with, and any amounts paid in settlement of, any action, suit proceeding or claim) of any kind or nature whatsoever that such indemnified person may at any time become subject to or liable for by reason of the formation, operation or termination of the company, or the indemnified person’s acting as a member or officer under the Amended and Restated Operating Agreement, or the authorized actions of any such indemnified person in connection with the conduct of the affairs of the company (including, without limitation, indemnification against negligence, gross negligence or breach of duty); provided, however, that no indemnified person shall be entitled to indemnification if and to the extent that the liability otherwise to be indemnified for results from (i) any act or omission of the indemnified person that involves actual fraud or willful misconduct or (ii) any transaction from which the indemnified person derived improper personal benefit.

Pennsylvania Registrants

(a) Dopaco, Inc. is incorporated under the laws of the Commonwealth of Pennsylvania.

Section 1741 of the Pennsylvania Business Corporation Law of 1988, as amended (the “BCL”), provides that, unless otherwise restricted in its bylaws, a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person is or was a representative of the corporation, or is or was serving at the request of the corporation as a representative of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 1742 of the BCL provides that, unless otherwise restricted in its bylaws, a corporation shall have the power to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a representative of the corporation or is or was serving at the request of the corporation as a representative of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of the action if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the corporation.

Section 1743 of the BCL provides that, to the extent that a representative of a corporation has been successful on the merits or otherwise in defense of any action or proceeding referred to in Section 1741 or Section 1742 or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith.

Section 6.01 of Dopaco, Inc.’s bylaws provides that it shall indemnify, to the full extent permitted by the BCL and other applicable law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that (x) such person is or was serving or has agreed to serve as a director or officer of the corporation, or (y) such person, while serving as a director or officer of the corporation, is or was serving or has agreed to serve at the request of the corporation as a director, officer, employee, manager or agent of another corporation, partnership, joint venture, trust or other enterprise or (z) such person is or was serving or has agreed to serve at the request of the corporation as a director, officer or manager of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted by such person in such capacity, and who satisfies the applicable standard of conduct set forth in the BCL or other applicable law (i) in a proceeding other than a proceeding by or in the right of the corporation, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person or on such person’s behalf in connection with such proceeding and any appeal therefrom, or (ii) in a proceeding by or in the right of the corporation to procure a judgment in its favor, against expenses (including attorneys’ fees) actually and reasonably incurred by such person or on such person’s behalf in connection with the defense or settlement of such proceeding and any appeal therefrom. Section 6.01 further provides that, to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to in the previous sentence, or in defense of any claim, issue or matter therein, such person shall be indemnified by the corporation against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(b) Graham Packaging Holdings Company and Graham Recycling Company, L.P. are limited partnerships formed under the laws of the Commonwealth of Pennsylvania.

Section 8510 of the Pennsylvania Revised Uniform Limited Partnership Act empowers a Pennsylvania limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever, subject to such standards and restrictions, if any, set forth in the partnership agreement. Indemnification shall not be made in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

The Amended and Restated Agreement of Limited Partnership of Graham Recycling Company, L.P. provides that neither the general partner nor any affiliate of the general partner nor any of the respective partners, shareholders, officers, directors, employees or agents shall be liable, in damages or otherwise, to the partnership or to the limited partner for any act or omission on its or his part, except for (i) any act or omission resulting from its or his own willful misconduct or bad faith, (ii) any breach by the general partner of its obligations as a fiduciary of the partnership or (iii) any breach by the general partner of any of the terms and provisions of the Amended and Restated Agreement of Limited Partnership. The partnership shall indemnify, defend and hold harmless, to the fullest extent permitted by law, the general partner and each of its affiliates and their respective partners, shareholders, officers, directors, employees and agents, from and against any claim or liability of any nature whatsoever arising out of or in connection with the assets or business of the partnership, except where attributable to the willful misconduct or bad faith of such individual or entity or where relating to a breach by the general partner of its obligations as a fiduciary of the partnership or to a breach by the general partner of any of the terms and provisions of the Amended and Restated Agreement of Limited Partnership.

Utah Registrant

Graham Packaging West Jordan, LLC is a limited liability company organized under the laws of Utah.

Section 1802 of the Utah Revised Limited Liability Company Act (the “URLLCA”) provides that a company may indemnify an individual who was, is or is threatened to be made a named defendant or respondent in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, because the individual is or was a manager of a company or, while a manager of the company, is or was serving at its request as a manager, member, director, officer, partner, trustee, employee, fiduciary or agent of another company or other person or of an employee benefit plan, against any obligation incurred with respect to a proceeding, including any judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) or reasonable expenses (including attorneys’ fees), incurred in the proceeding if: (i) the conduct of the individual was in good faith; (ii) the individual reasonably believed that the individual’s conduct was in, or not opposed to, the best interests of the company; and (iii) in the case of any criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful. Section 1802 of the URLLCA further provides, however, that the company may not indemnify any person thereunder: (i) in connection with a proceeding by or in the right of the company in which the person was adjudged liable to the company; or (ii) in connection with any other proceeding charging that the individual derived an improper personal benefit, whether or not involving action in the individual’s official capacity, in which proceeding the individual was adjudged liable on the basis that the individual derived an improper personal benefit.

In accordance with this provision, the Operating Agreement of Graham Packaging West Jordan, LLC provides that the company shall indemnify each member from and against any damage, liability, loss, cost or deficiency (including, but not limited to, reasonable attorneys’ fees) which each such member pays or becomes obligated to pay on account of the imposition upon or assessment against such member of any obligation or liability of the company.

Australia Registrant

Prohibition on exemption from liability

Section 199A(1) of the Corporations Act 2001 (Cth) (“Corporations Act”) provides that a company, or a related body corporate, must not exempt a person (whether directly or through an interposed entity) from a liability to the company incurred as an officer or auditor of the company. The term “officer” is broadly defined in section 9 the Corporations Act and includes (among others) a director, secretary or other person who makes or participates in making decisions that affect the whole or a substantial part of the business of the corporation.

There are no exceptions to the prohibition on exemption from liability contained in section 199A(1). Pursuant to section 199C(2) of the Corporations Act, anything that purports to exempt a person from such liability is void.

Prohibition on indemnification (other than for legal costs)

Section 199A(2) of the Corporations Act provides that a company or a related body corporate must not indemnify a person (whether by agreement or by making a payment and whether directly or through an interposed entity) against any of the following liabilities incurred as an officer or auditor of the company:

•	a liability owed to the company or a related body corporate;

•	a liability for a pecuniary penalty order or a compensation order (made under the sections 1317G or 1317H and 1317HA of the Corporations Act respectively); and

•	a liability that is owed to someone other than the company or a related body corporate and did not arise out of conduct in good faith.

Prohibition on indemnification for legal costs

Section 199A(3) of the Corporations Act specifies circumstances where an indemnity for legal costs is prohibited. This section specifies that a company or related body corporate must not indemnify a person (whether by agreement or by making a payment and whether directly or through an interposed entity) against legal costs incurred in defending an action for a liability incurred as an officer or auditor of the company, if the costs are incurred:

•	in defending or resisting proceedings in which the person is found to have a liability for which they could not be indemnified pursuant to section 199A(2);

•	in defending or resisting criminal proceedings in which the person is found guilty;

•	in defending or resisting proceedings brought by the Australian Securities and Investments Commission (“ASIC”) or a liquidator for a court order if the grounds for making the order are found by the court to have been established; or

•	in connection with proceedings for relief to the person under the Corporations Act in which a court denies the relief.

Prohibition on payment of insurance premiums

Section 199B of the Corporations Act provides that a company or a related body corporate must not pay, or agree to pay, a premium for a contract insuring a person who is, or has been, an officer or auditor of the company against a liability (other than one for legal costs) arising out of:

•	conduct involving a willful breach of duty in relation to the company; or

•	a contravention of section 182 or 183 of the Corporations Act (which provisions prohibit an officer of a company from making improper use of information or improper use of position).

Pursuant to section 199C(2) of the Corporations Act, anything that purports to indemnify or insure a person against a liability, or exempt them from a liability, is void to the extent that it contravenes section 199A or 199B.

Constitution of Whakatane Mill Australia Pty Limited (“WMAPL”)

Clause 21.1(a) of the constitution of WMAPL provides that, to the extent permitted by the Corporations Act and subject to the Corporations Act, WMAPL will indemnify each officer, director and secretary or any person who has been an officer, director or secretary of WMAPL out of the assets of WMAPL against any liability, loss, damage, cost or expense incurred or to be incurred by the officer, director or secretary in or arising out of the proper performance of the officer’s, director’s or secretary’s duties (including, among other things, in defending any proceedings).

Clause 21.1(b) of the constitution of WMAPL clarifies that the indemnity provision in clause 21(a) is not intended to apply in relation to any liability in respect of which WMAPL must not give an indemnity and should be read down accordingly (if necessary). If an indemnity is provided that does not comply with the requirements of the Corporations Act or the Company’s constitution, it will be void.

Clause 21.3 of the constitution of WMAPL also provides that to the extent permitted by the Corporations Act and subject to the Corporations Act, WMAPL may pay any premium in respect of a contract of insurance for an officer, director or secretary or any person who has been an officer, director or secretary of WMAPL in respect of the liability suffered or incurred in or arising out of the conduct of any activity of WMPAL and the proper performance by the officer, director or secretary of any duty.

Canada Registrant

Each of Evergreen Packaging Canada Limited and Pactiv Canada Inc. is incorporated under the laws of the Province of Ontario, specifically the Business Corporation Act (Ontario) (the “OBCA”).

Under the OBCA, a corporation may indemnify its current or former directors or officers or another individual who acts or acted at that corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with the corporation or other entity. The OBCA also provides that a corporation may advance moneys to such individual for costs, charges and expenses reasonably incurred in connection with such a proceeding.

However, under the OBCA, a corporation shall not indemnify such individual, and any moneys previously advanced to such individual must be repaid, unless the individual:

1. acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the corporation’s request; and

2. in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.

Notwithstanding the above, the OBCA provides that such individual is entitled to indemnity from the corporation if he or she was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and the individual meets the criteria outlined in 1 and 2 above.

The OBCA also provides that the corporation may purchase and maintain insurance for the benefit of such individual against any liability incurred by the individual in the individual’s capacity as a director or officer of the corporation or in the individual’s capacity as a director or officer or similar capacity of another entity, if the individual acts or acted in that capacity at the corporation’s request.

Subject to the OBCA, the by-laws of each of Evergreen Packaging Canada Limited and Pactiv Canada Inc. require those corporations to indemnify a director or an officer, a former director or officer, or another individual who acts or acted at that corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal or administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation, or other entity.

The by-laws of Evergreen Packaging Canada Limited: (a) note that no individual may be indemnified, unless the individual (i) acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the applicable corporation’s request; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful; (b) require the corporation to advance moneys to an individual who qualifies for indemnification provided that if the indemnified individual does not meet requirements (i) and (ii) outlined above, the indemnified individual shall repay the moneys; (c) require the corporation to indemnify the individual in such other circumstances as the CBCA or other applicable law permits or requires; and (d) authorize the corporation to purchase and maintain insurance for the benefit of such individual, as the board may from time to time determine.

The by-laws of Pactiv Canada Inc.: (a) note that no individual may be indemnified, unless the individual (i) acted honestly and in good faith with a view to the best interests of the applicable corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the applicable corporation’s request; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful; (b) require the corporation to indemnify the individual in such other circumstances as the OBCA or other applicable law permits or requires; and (c) authorize those corporations to purchase insurance for the benefit of an above-mentioned individual, against any such liability.

British Virgin Islands Registrant

The BVI Business Companies Act, 2004 (the “Act”) provides, inter alia, that subject to section 132 (2) and its memorandum and articles, a company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings, any person who is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the company or who is or was at the request of the company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

Under the Memorandum and Articles of Association of CSI Latin American Holdings Corporation, indemnification is only possible where the person acted honestly and in good faith with a view to the best interests of the company, and in the case of criminal proceedings, the person has no reasonable cause to believe that the conduct was unlawful.

Japan Registrants

Article 330 of the Companies Act (Law No. 86 of 2005, as amended) (the “Companies Act”) stipulates that the relationship between a company and its directors, statutory auditors, executives and accounting auditor (“Officer(s)”) is subject to the provisions of Section 10, Chapter 2, Book III of the Civil Code (Law No. 89 of 1896, as amended) which effectively requires that:

(i) Closure Systems International Japan, Limited (CSIJ) and Closure Systems International Holdings K.K.(CSIH) (collectively, “Japanese Subsidiaries”, each of them, a “Japanese Subsidiary”) shall indemnify Officers of the respective Japanese Subsidiary for the necessary expenses incurred in performing their duties (“Expenses”) in advance upon the request from such Officer;

(ii) A Japanese Subsidiary shall reimburse Officers of the Japanese Subsidiaries for Expenses incurred and interest arising from those expenses from the day the costs were incurred;

(iii) A Japanese Subsidiary shall perform any obligation incurred by its Officers necessary for the administration of the Japanese Subsidiary (if the obligation is not yet due, the Japanese Subsidiary shall provide adequate security to the Officers); and

(iv) A Japanese Subsidiary shall indemnify an Officer of the Japanese Subsidiary for damages suffered by the Officer without any fault of the respective Officer in the course of the performance of their duty.

Under Article 388 of the Companies Act, a Japanese Subsidiary shall satisfy the claims of a statutory auditor, referred in (i) through (iii) above, unless the Japanese Subsidiary establishes that the relevant expense or obligation was not necessary for the performance of the statutory auditor’s duty.

Under Article 424 of the Companies Act, a Japanese Subsidiary may exempt an Officer from liability arising from the negligence of the Officer under Article 423 of the Companies Act (the “Liability”) with the consent of all shareholders of the Japanese Subsidiary.

Under Article 425 of the Companies Act, a Japanese Subsidiary may exempt an Officer from a certain part of Liability by the Japanese Subsidiary’s shareholder’s resolution if such Liability is not a result of the willful misconduct or gross negligence of the Officer.

Under Article 426 of the Companies Act, a company may exempt an Officer from a certain part of Liability by the resolution of the board of directors of the company (in the case the company does not have a board of directors, a majority of directors) if such Liability is not a result of the willful misconduct or gross negligence of the Officer. This is restricted to where the articles of incorporation of the company contain a provision which permits such limitation. However, the articles of incorporation of both Japanese Subsidiaries do not contain such a provision; thus, this exemption does not apply to Officers of the Japanese Subsidiaries at this stage.

Under Article 427 of the Companies Act, a company may enter into a contract with an outside director, outside statutory auditor or an accounting auditor (“Outside Officer”) pursuant to which the company shall exempt the Outside Officer from a certain part of Liability if (i) such Liability is not a result of the willful misconduct or gross negligence of the Outside Officer and (ii) the articles of incorporation of the company have a provision which permits such a contract. However, the articles of incorporation of CSIH do not contain such a provision, and although the articles of incorporation of CSIJ do contain such a provision, there are no outside directors or outside statutory auditors in CSIJ; thus, this exemption does not apply to Officers of the Japanese Subsidiaries at this stage.

New Zealand Registrants

Section 162 of the Companies Act 1993 (NZ) provides that a company may provide insurance and indemnities for certain liabilities of directors or employees of a company or a related company if specifically authorized by the constitution of that company. More specifically, a company may, if expressly authorized by its constitution, indemnify a director or employee of the company or a related company:

•	for costs incurred in a proceeding relating to the director’s or employee’s actions or omissions in which judgment is given in his or her favour, or in which he or she is acquitted, or which is discontinued; or

•	in respect of liability to any person other than the company or a related company for an act or omission in his or her capacity as a director or employee or for costs incurred in defending or settling a claim or proceeding relating to such liability (whether or not the defence is successful), provided that such liability is not criminal liability, or, in the case of a director, liability for breach of the duty to act in good faith and in the best interests of the company or related company, or in relation to an employee, for breach of any fiduciary duty owed to the company or a related company.

A company may, if authorized by the constitution and board of directors of that company, effect insurance in respect of liability for any act or omission of a director or employee, or costs incurred in defending or settling a claim or proceeding relating to such liability, provided that such liability is not criminal liability. Insurance may also be effected in relation to costs incurred in defending a criminal claim that has been brought against the director or employee in relation to an act or omission in his or her capacity as director or employee, where he or she is acquitted.

The constitution of each of Reynolds Group Holdings Limited (“RGHL”) and Whakatane Mill Limited (“WML”) provides that every director of the company shall be indemnified, and that the company may indemnify any employee, director or related company in respect of any liability or costs referred to in sections 162(3) and 162(4) of the Companies Act 1993 (NZ). The constitution of each of RGHL and WML also provides that the company may arrange insurance for a director or employee of the company, or for a related company.

If an indemnity is provided or any insurance effected for any director or employee of a company or related company, the particulars of such indemnity or insurance must be entered into the interests register of the company providing the indemnity or effecting the insurance.

An indemnity provided that does not comply with the requirements of the Companies Act 1993 (NZ) or the relevant company’s constitution is void.

In addition, the directors who vote in favour of the provision of insurance must sign a certificate stating that, in their opinion, the cost of the insurance is fair to the company.

Germany Registrants

(a) SIG Euro Holding AG & Co. KGaA is organized as partnership limited by shares (Kommanditgesellschaft auf Aktien) under the laws of Federal Republic of Germany.

Under German law, the members of the supervisory board (Aufsichtsrat) as well as the members of the board of directors (Verwaltungsrat) of the general partner (Komplementär) of SIG Euro Holding AG & Co. KGaA may be entitled to indemnity for payments made by them due to liability to third parties, provided that the respective supervisory board member or the respective board member of the board of directors of the general partner of SIG Euro Holding AG & Co. KGaA has not breached any of his duties owed to the company. Third parties may contractually commit to indemnify the supervisory board members as well as the members of the board of directors of the general partner of SIG Euro Holding AG & Co. KGaA in advance. However, such prior commitment to indemnification is subject to the general limitations of contract law according to which indemnification for willful (vorsätzliche) breaches of duty is void. Whether prior arrangements providing for indemnification in case of gross negligence are valid and legally enforceable is disputed. The members of the supervisory board and the members of the board of directors of the general partner of SIG Euro Holding AG & Co. KGaA have each been provided with an indemnification letter from Rank Group Limited, providing for indemnification in connection with the RGHL Transaction under certain circumstances.

Under German corporation law, SIG Euro Holding AG & Co. KGaA may only waive or settle a damage claim against its supervisory board members or the members of the board of directors of its general partner three years after the claim has arisen, provided that the general meeting consents thereto and no shareholders whose aggregate holdings amount to at least one-tenth of the share capital record an objection in the minutes. The foregoing time limit does not apply if the person liable for damages is insolvent and enters into an agreement with his creditors to avoid the commencement of insolvency proceedings or if the liability is dealt with in an insolvency plan.

All Director and Officer insurance is subject to the mandatory restrictions imposed by German law.

(b) Each of Closure Systems International Holdings (Germany) GmbH, Closure Systems International Deutschland GmbH, SIG Beverages Germany GmbH, SIG Combibloc Holding GmbH, SIG Combibloc Systems GmbH, SIG Combibloc GmbH, SIG Combibloc Zerspanungstechnik GmbH, SIG Information Technology GmbH, SIG International Services GmbH, SIG Beteiligungs GmbH, Pactiv Deutschland Holdinggesellschaft mbH, Omni-Pac GmbH Verpackungsmittel and Omni-Pac Ekco GmbH Verpackungsmittel is organized as limited liability company (Gesellschaft mit beschränkter Haftung) under the laws of Federal Republic of Germany (together the “German Entities”).

Under German law, the managing director (Geschäftsführer) of a (German) limited liability company may be entitled to indemnity for payments made due to liability to third parties, provided that the managing director has not breached any of his duties owed to the company. A limited liability company (or a third party) may contractually commit to indemnify its managing directors in advance. However, such prior commitment to indemnification is subject to the general limitations of contract law according to which indemnification for willful (vorsätzliche) breaches of duty is void. Whether prior arrangements providing for indemnification in case of gross negligence are valid and legally enforceable is disputed.

It is generally in the discretion of the shareholders of a German limited liability company to waive the company’s claims against its managing directors based on their breaches of duties. The company’s claims against a managing director based on the breach of his duty to comply with capital maintenance or capital increase requirements or to file for insolvency without undue delay (Sections 64, 43, 30, 33, 9b of the German Limited Liability Company Act) cannot be waived by the shareholders, provided that the compensation of damages is required to discharge liabilities owed to the company’s creditors.

All Director and Officer insurance is subject to the mandatory restrictions imposed by German law.

Mexico Registrants

Each of Grupo CSI de México, S. de R.L. de C.V., CSI en Ensenada, S. de R.L. de C.V., CSI en Saltillo, S. de R.L. de C.V., CSI Tecniservicio, S. de R.L. de C.V., Bienes Industriales del Norte, S.A. de C.V., Técnicos de Tapas Innovativas, S.A. de C.V., Evergreen Packaging México, S. de R.L. de C.V., Reynolds Metals Company de México, S. de R.L. de C.V., Pactiv Foodservice Mexico, S. de R.L. de C.V., Grupo Corporativo Jaguar, S.A. de C.V., Servicios Industriales Jaguar, S.A. de C.V., Servicio Terrestre Jaguar, S.A. de C.V. and Pactiv México, S. de R.L. de C.V., is incorporated in Mexico under the General Law of Commercial Companies (“Ley General de Sociedades Mercantiles”) (the “GLCC”). The GLCC is mute on commercial companies providing indemnification to their directors, officers or agents. Likewise, the charter/by-laws of such Mexican entities contain no provision on indemnification to their directors, officers or agents. However, resolutions adopted in 2009 and/or 2010 and/or 2011 by the shareholders of each of such Mexican companies approved that the company shall indemnify the attorneys-in-fact named therein against any liability, loss, costs, charges or expenses arising from the exercise of the powers of attorney granted to them under such resolutions, which powers of attorney pertain, inter alia, to the transactions subject matter of this Registration Statement.

Switzerland Registrants

Neither Swiss statutory law nor any of the articles of association or organizational regulations of each of SIG Combibloc Group AG, SIG Technology AG, SIG allCap AG, SIG Combibloc (Schweiz) AG, SIG Schweizerische Industrie-Gesellschaft AG, SIG Combibloc Procurement AG and SIG Reinag AG contain any specific provision regarding the indemnification of directors and officers.

According to Swiss law, a corporation, under certain circumstances, may, or may be required to indemnify its directors and officers against losses and expenses incurred by them in the execution of their duties, unless the losses and expenses arise from the directors’ or officers’ negligence or willful misconduct.

United Kingdom Registrants

The Companies Act 2006 (the “Act”)

The Act provides that any provision that purports to exempt a director of a company (to any extent) from liability for negligence, default, breach of duty or breach of trust in relation to the company is void (section 232(1)).

Furthermore, the Act provides that any provision by which a company directly or indirectly provides an indemnity (to any extent) for a director of the company or of an associated company (as defined in section 256 of the Act, an “Associated Company”) for such liability is also void save as expressly provided by the Act (section 232(2)).

The Act expressly permits indemnification of a director where (a) the company or an Associated Company purchases insurance against any such liability for a director of the company or of an Associated Company (section 233 of the Act); (b) the indemnity is a “qualifying third party indemnity provision” as defined in section 234 of the Act; or (c) the indemnity is a “qualifying pension scheme indemnity provision” as defined in section 235 of the Act.

A qualifying third party indemnity provision may cover liability incurred by a director to any person other than the company or an Associated Company. Such provision, however, may not provide indemnity against (a) a fine imposed in criminal proceedings; (b) a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (however arising); (c) any liability incurred by the director in defending criminal proceedings in which he is convicted; (d) the defence costs of civil proceedings successfully brought against the director by the company or an Associated Company; or (e) the costs of unsuccessful application by the director for relief under section 661(3) or (4) of the Act (power of the court to grant relief in case of acquisition of shares by innocent nominee) or section 1157 of the Act (power of the court to grant relief in case of honest and reasonable conduct).

A qualifying pension scheme indemnity provision is a provision indemnifying a director of a company that is a trustee of an occupational pension scheme against liability incurred in connection with the company’s activities as trustee of the scheme. Such provision may not provide indemnity against (a) a fine imposed in criminal proceedings; (b) a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (however arising); or (c) any liability incurred by the director in defending criminal proceedings in which he is convicted.

Articles of Association

Reynolds Subco (UK) Limited

The Articles of Association of Reynolds Subco (UK) Limited provide that the directors of the company may make payments towards policies of insurance (including insurance against negligence or breach of duty to the company by such person further described in this paragraph) for the benefit of or in respect of any person who is or was at any time director or officer of the company or of any company which is a subsidiary of the company, or is allied to or associated with the company or with any such subsidiary (and for the benefit of the wives, husbands, widows, widowers, families and dependents of any such person) (Article 77(c) of the Articles of Association of Reynolds Subco (UK) Limited).

In addition, the Articles of Association of Reynolds Subco (UK) Limited provide that, subject to the provisions of the Act, every director or other officer of the company or person acting as an alternate director shall be entitled to be indemnified out of the assets of the company against all costs, charges, expenses, losses or liabilities which he may sustain or incur in or about the execution of his duties to the company or otherwise in relation thereto (Article 106 of the Articles of Association of Reynolds Subco (UK) Limited).

Closure Systems International (UK) Limited (“CSI UK”) and Reynolds Consumer Products (UK) Limited (“RCP UK”)

The Articles of Association of CSI UK and RCP UK respectively provide that the directors of the company may purchase and maintain for any director or officer of the company or any director of an Associated Company, insurance against any liability incurred by him in connection with any negligence, default, breach of duty or breach of trust by him in relation to the company or otherwise in connection with his duties, powers or office (Article 12.1(a) of the Articles of Association of each of CSI UK and RCP UK).

In addition, the Articles of Association of each of CSI UK and RCP UK provide that every director and officer of the company shall be indemnified out of the assets of the company against any loss or liability incurred by him in defending any proceedings in which judgment is given in his favour or in which he is acquitted or in connection with any application in which relief is granted to him by the court from any liability incurred by him in connection with any negligence, default, breach of duty or breach of trust by him in relation to the company or otherwise in connection with his duties, powers or office (Article 12.1(b) of the Articles of Association of each of CSI UK and RCP UK).

SIG Combibloc Limited

The Articles of Association of SIG Combibloc Limited provide that, subject to the provisions of the Act, every director or other officer of the company shall be indemnified out of the assets of the company against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the company (Regulation 118 Companies Act 1985 Table A).

SIG Holdings (UK) Limited

The Articles of Association of SIG Holdings (UK) Limited provide that, subject to the provisions of the Act, every director or other officer of the company shall be indemnified out of the assets of the company against losses and liabilities which he incurs otherwise than as a result of his own negligence or default, in connection with the performance of his duties as such and against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or where the proceedings are withdrawn or settled on terms which do not include a finding or admission of a material breach of duty by him or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the company (Regulation 118 Companies Act 1985 Table A as amended by Article 28 of the Articles of Association of SIG Holdings (UK) Limited).

In addition, the Articles of Association of SIG Holdings (UK) Limited provide that, subject to the provisions of the Act and with the approval of the parent company of SIG Holdings (UK) Limited, the directors may purchase and maintain insurance at the expense of the company for the benefit of the directors or other officers against liability which attaches to them or loss or expenditure which they incur in relation to anything done or omitted or alleged to have been done or omitted as directors or officers (Article 28 of the Articles of Association of SIG Holdings (UK) Limited).

Kama Europe Limited (“Kama”) and Ivex Holdings, Ltd. (“Ivex”)

The Articles of Association of Kama and Ivex respectively provide that, subject to the provisions of the Act, every director and officer of the company shall be indemnified out of the assets of the company against all losses and liabilities which he may sustain or incur in or about the execution of the duties of his office or otherwise in relation thereto, including any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted or in connection with any application in which relief is granted to him by the court, and no director or officer shall be liable for any loss, damage or misfortune which may happen to or be incurred by the company in the execution of his office or in relation thereto. This Article shall only have effect in so far as its provisions are not avoided by Section 310 of the Act (Article 13(a) of the Articles of Association of each of Kama and Ivex).

In addition, the directors of each of Kama and Ivex shall have the power to purchase and maintain for any director or officer of the company insurance against any such liability as is referred to in Section 310(1) of the Act (Article 13(b) of the Articles of Association of each of Kama and Ivex).

The Baldwin Group Limited (“BGL”), Omni-Pac U.K. Limited (“Omni”) and J. & W. Baldwin (Holdings) Limited (“BHL”)

The Articles of Association of BGL, Omni and BHL respectively provide that, as provided below, a director of the company or an associated company may be indemnified out of the company’s assets against (a) any liability incurred by that director in connection with any negligence, default, breach of duty or breach of trust in relation to the company or an associated company, (b) any liability incurred by that director in connection with the activities of the company or an associated company in its capacity as a trustee of an occupational pension scheme (as defined in section 235(6) of the Companies Act 2006), and/or (c) any other liability incurred by that director as an officer of the company or an associated company. This article does not authorize any indemnity which would be prohibited or rendered void by any provision of the Companies Acts or by any other provision of law. In this article, (x) companies are associated if one is a subsidiary of the other or both are subsidiaries of the same body corporate, and (y) a “relevant director” means any director or former director of the company or an associated company. (Article 52 of the model articles for private companies limited by shares contained in Schedule 1 of the Companies (Model Articles) Regulations 2008 (SI 2008/3229)).

In addition, the Articles of Association of BGL, Omni and BHL respectively provide that the directors may decide to purchase and maintain insurance, at the expense of the company, for the benefit of any relevant director in respect of any relevant loss. In this article, (a) a “relevant director” means any director or former director of the company or an associated company,(b) a “relevant loss” means any loss or liability which has been or may be incurred by a relevant director in connection with that director’s duties or powers in relation to the company, any associated company or any pension fund or employees’ share scheme of the company or associated company, and (c) companies are associated if one is a subsidiary of the other or both are subsidiaries of the same body corporate. (Article 53 of the model articles for private companies limited by shares contained in Schedule 1 of the Companies (Model Articles) Regulations 2008 (SI 2008/3229)).

In addition, the Articles of Association of BGL, Omni and BHL respectively provide that an alternate director may be indemnified by the Company to the same extent as his appointor. (Article 11.5 of the Articles of Association of each of BGL, Omni and BHL).

Netherlands Registrants

Closures Systems International B.V., Reynolds Consumer Products International B.V., Evergreen Packaging International B.V. and Reynolds Packaging International B.V. are each incorporated under the laws of The Netherlands. Under Dutch law the following applies with respect to the liability of members of the managing board and possible indemnification by Closures Systems International B.V., Reynolds Consumer Products International B.V., Evergreen Packaging International B.V. and Reynolds Packaging International B.V.

As a general rule, members of the managing board are not liable for obligations incurred by or on behalf of the company. Under certain circumstances, however, members of the managing board may be liable to the company for damages in the event of improper or negligent performance of their duties. They may be jointly and severally liable for damages to the company and to third parties for infringement of the articles of association or of certain provisions of the Dutch Civil Code. In certain circumstances, members of the managing board may also incur additional specific civil and criminal liabilities.

With respect to their liability with respect to the company the following applies. As a general rule, each director of the managing board must properly perform the duties assigned to him or her. Failure of a director in his duties does not automatically lead to liability. Liability is only incurred in case of severe reproach. The liability of directors towards the company can be waived by a discharge (décharge). Discharge is generally granted by the general meeting of shareholders. Such discharge in principle only releases directors from liability for actions which have been disclosed at or to the general meeting of shareholders or which appear from the annual accounts. A discharge does not affect the liability of the directors towards third parties or their liability to any trustee in bankruptcy.

With respect to directors’ liability with respect to third parties, there are various statutory grounds pursuant to which a director of the managing board may be held liable, such as specific liability in bankruptcy, liability for tax debts, social security contributions and contributions to mandatory pension funds, liability based on tort, liability for misrepresentation in annual accounts and personal liability of directors under Dutch criminal law (including economic offenses).

Luxembourg Registrants

Beverage Packaging Holdings (Luxembourg) I S.A. and Reynolds Group Issuer (Luxembourg) S.A. are both public limited liability companies (sociétés anonymes) incorporated under the laws of the Grand Duchy of Luxembourg. Beverage Packaging Holdings (Luxembourg) III S.à r.l. and Evergreen Packaging (Luxembourg) S.à r.l. are private limited liability companies (sociétés à responsabilité limitée) incorporated under the laws of the Grand Duchy of Luxembourg.

Beverage Packaging Holdings (Luxembourg) I S.A. has a two-tier structure composed of a management board (directoire) and of a supervisory board (conseil de surveillance) whereas Reynolds Group Issuer (Luxembourg) S.A. has a one-tier structure composed of a board of directors.

Articles 59 § 1, 60bis-10 § 1 and 60bis-16 § 1 of the Luxembourg law on commercial companies dated August 10, 1915, as amended (the “Corporate Law”) provides that a director, a management board member and a supervisory board member of a public limited liability company are personally and individually liable towards the company for wrongful acts committed by each of them personally in the course of their management or supervision, when applicable, of the company’s affairs. Pursuant to articles 59 § 2, 60bis-10 § 2 and 60bis-16 § 2 of the Corporate Law, third parties (e.g., creditors, insolvency receiver) also have the right to act against directors, management board members and supervisory board members who have acted wrongfully if the fault of the director, management board member and/or the supervisory board member consists in a breach of the Corporate Law (e.g., failure to convene the annual general meeting of shareholders, to publish the annual accounts, etc.) or in a breach of the articles of association of the company (e.g., by undertaking an action not permitted by the corporate purpose of the company). These provisions also apply to managers of private limited liability companies.

Further, an action for liability may also lie against one or several directors/management board members/supervisory board members/managers by the company or third parties on the basis of the rules of general civil liability (articles 1382 and 1383 of the Luxembourg civil code).

In certain cases, acts which imply civil liability may also be the basis of the criminal offences, such as forgery or breach of trust, as provided for by the Luxembourg criminal code. Finally, the Corporate Law provides for specific criminal offences applicable to company directors/management board members/supervisory board members/managers.

The liability of directors/management board members/supervisory board members of public limited liability companies and managers of private limited liability companies is generally considered to be a matter of public policy (“ordre public”) irrespective of whether such liability is engaged towards the company or towards third parties. It is likely that Luxembourg courts would not admit exclusion on directors’/management board members’/supervisory board members’/managers’ liability by contract or through the company’s constitutional documents.

Luxembourg law does not contain any specific provision regarding the indemnification of directors/management board members/supervisory board members/managers and officers. Nothing prohibits the directors/management board members/supervisory board members/managers of the company from entering into an insurance contract covering the liability directors/management board members/supervisory board members/managers may incur in their capacity as such. The company can also validly agree to indemnify its directors/management board members/supervisory board members/managers against the consequences of liability actions brought by third parties, to the extent that such indemnification agreement does not cover willful acts or gross negligence.

The articles of incorporation of Beverage Packaging Holdings (Luxembourg) I S.A. contain the following indemnification provision for its directors and officers:

“The Company may indemnify any member of the Board of Management or officer and his heirs, executors and administrators, against expenses reasonably incurred by him in connection with any action, suit or proceeding to which he may be made a party by reason of his being or having been a member of the Board of Management or officer of the Company or, at his request, of any other corporation of which the Company is a shareholder or creditor and from which he is not entitled to be indemnified, except in relation to matters as to which he shall be finally adjudged in such action, suit or proceeding to be liable for gross negligence or misconduct. In the event of a settlement, indemnification shall be provided only in connection with such matters covered by the settlement as to which the Company is advised by counsel that the person to be indemnified did not commit such a breach of duty. The foregoing right of indemnification shall not exclude other rights to which he may be entitled.”

The articles of association of Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) III S.à r.l. and Evergreen Packaging (Luxembourg) S.à r.l. are silent as to the issue of indemnification of their directors/managers and officers.

Guernsey Registrant

SIG Asset Holdings Limited (the “Guernsey Company”) is a non-cellular company limited by shares incorporated and registered under the laws of the Island of Guernsey.

The Companies (Guernsey) Law, 2008, as amended (the “Law”)

The Law states that any provision in a company’s memorandum, articles, in any contract or otherwise that purports to exempt a director of a company (to any extent) from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to that company is void (section 157(1)).

Furthermore, the Law provides that any provision by which a company directly or indirectly provides an indemnity (to any extent) for a director of the company, or an associated company, against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director shall be void (section 157(2)), save as expressly permitted by the Law.

The Law expressly permits indemnification against liability incurred by a director to a person other than the company or an associated company (a third party indemnity provision). Such provision however may not provide any indemnity against:

1. any liability of the director to pay:

a. a fine imposed in criminal proceedings;

b. a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (however arising), or

2. any liability incurred by the director:

a. in defending criminal proceedings in which he is convicted,

b. in defending civil proceedings brought by the company, or an associated company, in which judgment is given against him, or

c. in connection with an application for relief from liability for officers under section 522 of the Law in which the Court refuses to grant him relief.

In addition, the Law allows a company to purchase and maintain insurance against any liability in connection with any negligence, default, breach of duty or breach of trust for a director of the company or an associated company.

Articles of Incorporation of the Guernsey Company (the “Articles”)

Article 25 of the Articles provides that without prejudice to Article 37 the directors of the Guernsey Company have the power to purchase and maintain insurance for or for the benefit of any persons who are or were at any time directors, officers or employees of the Guernsey Company, or of any other company which is its holding company or in which the Guernsey Company or such holding company or any of the predecessors of the Guernsey Company or of such holding company has any interest whether direct or indirect or which is in any way allied to or associated with the Guernsey Company, or of any subsidiary undertaking of the Guernsey Company or of any such other company, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or the exercise or purported exercise of their powers and/or otherwise in relation to or in connection with their duties, powers or offices in relation to the Guernsey Company or any other such company or subsidiary undertaking.

Article 37 of the Articles provides that the directors, secretary and other officers or servants or agents for the time being of the Guernsey Company are to be indemnified out of the assets of the Guernsey Company from and against all actions, costs, charges, losses, damages and expenses in respect of which they may lawfully be indemnified which they or any of them shall or may incur or sustain by reason of any contract entered into or any act done, concurred in, or omitted, in or about the execution of their duty or supposed duty or in relation thereto, except such (if any) as they shall incur or sustain by or through their own willful act, negligence or default respectively. This Article also provides that none of them will be answerable for the acts, receipts, negligence or defaults of the other or others of them, or for joining in any receipt for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Guernsey Company shall or may be lodged or deposited for safe custody, or for any bankers, brokers, or other persons into whose hands any money or assets of the Guernsey Company may come, or for any defect of title of the Guernsey Company to any property purchased, or for the insufficiency or deficiency or defect of title of the Guernsey Company, to any security upon which any moneys of the Guernsey Company shall be invested, or for any loss or damage occasioned by an error of judgment or oversight on their part, or for any other loss, damage or misfortune whatsoever which happens in the execution of their respective offices or in relation thereto, except if the same shall happen by or through their own willful act, negligence or default respectively.

Hong Kong Registrants

Each of Closure Systems International (Hong Kong) Limited, SIG Combibloc Limited and Evergreen Packaging (Hong Kong) Limited is incorporated under the laws of Hong Kong.

Section 165 of the Companies Ordinance of Hong Kong, Cap 32 (the “CO”) declares void any provision in the articles of a company or in any contract with the company with the purpose of exempting any officer of the company (including a director) from, or indemnifying him against, any liability to the company or a related company that, by virtue of any rule of law, would otherwise attach to him in respect of any negligence, default, breach of duty or breach of trust. A company may, however, indemnify any officer of the company against any liability incurred by him in defending any civil or criminal proceedings in which judgment is given in his favour, in which he is acquitted or in connection with a successful application for relief under section 358 of the CO .

Section 165 of the CO further provides that a company may however purchase and maintain for any officer:

(a) insurance against any liability to the company or any other party in respect of negligence, default, breach of duty or breach of trust (save for fraud) of which he may be guilty in relation to the company or a related company; and

(b) insurance against any liability incurred by him in defending any proceedings, whether civil or criminal, taken against him for any negligence, default, breach of duty or breach of trust (including fraud) of which he may be guilty in relation to the company or a related company.

In accordance with the CO, the Articles of Association of Closure Systems International (Hong Kong) Limited, SIG Combibloc Limited and Evergreen Packaging (Hong Kong) Limited provide that each of the companies may:

(a) indemnify any officer of the company against (and, in the case of SIG Combibloc Limited, that each officer of the company shall be indemnified out of the assets of the company against) any liability incurred by him in relation to the company or a related company in defending any civil or criminal proceedings in which judgment is given in his favour, in which he is acquitted or in connection with any successful application under section 358 of the CO;

(b) purchase and maintain for any officer of the company insurance against liability to the company, a related company or any other party in respect of any negligence, default, breach of duty or breach of trust (but not fraud) of which he may be guilty in relation to the company or a related company; and

(c) purchase and maintain for any officer of the company insurance against liability incurred by him in defending any civil or criminal proceedings taken against him for any negligence, default, breach of duty or breach of trust (including fraud) of which he may be guilty in relation to the company or a related company.

In addition, the Articles of Association of Closure Systems International (Hong Kong) Limited and Evergreen Packaging (Hong Kong) Limited provide that, subject to section 165 of the CO, if any director and/or other person shall become personally liable for the payment of any sum primarily due from the company, the directors may execute or cause to be executed any mortgage, charge, or security over or affecting the whole or any part of the assets of the company by way of indemnity to secure the director and/or person so becoming liable as aforesaid from any loss in respect of such liability.

Brazil Registrants

Closure Systems International (Brazil) Sistemas de Vedação Ltda. (“CSI Brazil”), SIG Combibloc do Brasil Ltda. (“SIG Combibloc”) and SIG Beverages Brasil Ltda. (“SIG Beverages”) are incorporated as limited liability companies under the laws of Brazil.

Organizational Documents

The articles of association and other organizational documents of CSI Brazil, SIG Combibloc and SIG Beverages do not include any provision in the sense that the managers or attorneys of each company are insured or indemnified in any manner against liability which any of them may incur in his/her capacity as such.

There are, however, quotaholders’ resolutions of CSI Brazil, SIG Combibloc and SIG Beverages, whereby their quotaholders: (i) Closure Systems International B.V. and Closure Systems International Holdings, Inc.; (ii) SIG Austria Holding GmbH and SIG Combibloc S.A.; and (iii) SIG Euro Holding AG & Co. KGaA and SIG Beverages Germany GmbH, respectively, ordered specific managers of the companies (“Managers”), as well as any attorneys-in-fact duly appointed by these Managers for such purpose (“Attorneys”) to execute certain documents in connection with the transactions described below:

a) CSI Brazil: (i) quotaholders’ resolution executed on January 21, 2009, authorizing the execution of documents pertaining to Project Apple, (ii) quotaholders’ resolution executed on October 17, 2009, authorizing the execution of documents pertaining to the RGHL Transaction, (iii) quotaholders’ resolution executed on October 26, 2009, ratifying and authorizing the execution of documents within the RGHL Transaction with an increased indebtedness, (iv) quotaholders’ resolution executed on April 29, 2010 authorizing the execution of documents pertaining to the Evergreen Transaction, and (v) quotaholders’ resolution executed on September 23, 2010 authorizing the execution of documents pertaining to the Pactiv Transaction;

b) SIG Combibloc: (i) quotaholders’ resolution executed on March 26, 2010, authorizing the execution of documents pertaining to the RGHL Transaction, and (ii) quotaholders’ resolution executed on September 22, 2010 authorizing the execution of documents pertaining to the Pactiv Transaction; and

c) SIG Beverages: (i) quotaholders’ resolution executed on March 29, 2010, authorizing the execution of documents pertaining to the RGHL Transaction, and (ii) quotaholders’ resolution executed on September 22, 2010 authorizing the execution of documents pertaining to the Pactiv Transaction.

As a consequence of such determinations, the quotaholders of CSI Brazil, SIG Combibloc and SIG Beverages specifically release the Managers and/or the Attorneys, through such quotaholders’ resolutions, from any liabilities resulting from any claims, suits, complaints and any other types of liabilities that could be brought against the Managers and/or the Attorneys as a result of the execution of the documents therein ordered to be executed.

Statutory Provisions

Please note that according to the articles of association of CSI Brazil and SIG Beverages, in the omission of the laws applicable to limited liability companies and of the companies’ articles of association, the law applicable to corporations, Law No. 6,404/76 (“Law of Corporations”), shall apply. Regarding SIG Combibloc, since its articles of association do not provide for the applicability of the Law of Corporations, it is governed by the rules applicable to limited liability companies (sociedades limitadas) complemented by the rules applicable to partnerships (sociedades simples), both contained in the Brazilian Civil Code (Law No. 10,406, dated January 10, 2002), pursuant to Article 1,053, sole paragraph of the same Code.

The provisions set forth both in the Brazilian Civil Code (article 1,016) and in the Law of Corporations (article 158) establish, as a general rule, that the managers of limited liability companies are not liable for the acts performed on behalf of the company, but are liable for any damage resulting from willful misconduct or malicious intent (dolo) in relation to their duties and from acts performed negligently (culpa strictu sensu).

Please note that in case of acts performed in violation of the law or of the company’s articles of association, the liability of the manager is strict (responsabilidade objetiva), regardless of the managers’ malicious intent or negligent behavior. It is also worth mentioning that the liability of the managers may be repelled in the following hypotheses: (i) cases of force majeure or acts of God; or (ii) evidence that the manager acted in good faith and in accordance with the interests of the company (Article 159, Paragraph 6, of Law No. 6,404/76).

Costa Rica Registrant

According to section 91 of the Costa Rican Code of Commerce (“CR Code of Commerce”), the Manager or Submanager can only delegate its powers when the bylaws expressly authorize them to delegate them. Otherwise, the person that delegates the powers will be liable. According to section 92 of the CR Code of Commerce, the Manager or Managers of a Limited Liability Company shall be personally liable towards CSI Closure Systems Manufacturing de Centro America, S.R.L. (the “Costa Rican Registrant”) and third parties, if their actions breach their mandate, are illegal or against the bylaws of the Costa Rican Registrant. Moreover, according to article 100 of the CR Code of Commerce, the managers are personally liable for any distribution of dividends not based on net realized earnings or exceeding such amount.

The CR Code of Commerce does not explicitly address the issue whether or not a company may eliminate or limit the Manager or Managers liability to the company. Nevertheless, please be advised that the Manager or Managers of the Costa Rican Registrant may be released of liability while executing actions ordered by the quota holders, if such actions are not illegal or do not breach the terms of the mandate or the bylaws.

Austria Registrant

(a) Each of SIG Austria Holding GmbH and SIG Combibloc GmbH is organized as a limited liability company under the laws of the Republic of Austria.

Under Austrian corporate law, an Austrian limited liability company (Gesellschaft mit beschränkter Haftung, GmbH) is represented by its managing director(s) (Geschäftsführer), a statutory corporate body, and/or its authorized representatives (Prokuristen), who are optional attorneys-in-fact with their power of representation governed by statutory Austrian law.

A managing director who is acting on behalf of the GmbH and who violates the standard of care of a prudent and conscientious business man (Sorgfalt eines ordentlichen und gewissenhaften Geschäftsmannes) or other statutory provisions, in principle, can only be held liable for damages by the GmbH. Direct claims of third parties against a managing director acting on behalf of the GmbH may only be filed (with success) if the managing director negligently violated certain statutory duties owed towards those third parties.

A GmbH may indemnify a managing director unless (in principle) (i) the managing director has acted with gross negligence (grobe Fahrlässigkeit) or willful misconduct (Vorsatz), (ii) creditors of the GmbH cannot satisfy their claims against the GmbH (due to lack of assets) or (iii) the managing director has violated certain statutory provisions (i.e. provisions for the benefit of third parties, in particular creditors of the GmbH, or provisions relating to raising or maintaining share capital). An indemnification by a third party (e.g. a group company) is (in principle) admissible.

An authorized representative is in terms of liability or indemnification not subject to Austrian corporate law but might be subject to limitations of liability pursuant to Austrian employment law, such as the Employee Liability Act (Dienstnehmerhaftpflichtgesetz, DHG), which provides for certain exemptions from liability, e.g. in case of venial misperformance (entschuldbare Fehlleistung) by the employee.

(b) SIG Combibloc GmbH & Co KG is organized as a limited partnership under the laws of the Republic of Austria.

Under Austrian law, a limited partnership (Kommanditgesellschaft, KG) is formed by at least one partner with unlimited liability (Komplementär; general partner) and at least one partner with limited liability (Kommanditist, limited partner). If the general partner is a limited liability company (Gesellschaft mit beschräntker Haftung, GmbH; see above), the KG is called “GmbH & Co KG”.

The general partner of a KG is responsible for the representation of the KG towards third parties. In the case of a GmbH & Co KG, the general partner (a GmbH) is again represented by its managing director(s). A

KG also might be represented by authorized representatives (Prokuristen). As to the liability and indemnification of the managing director(s) of the general partner and authorized representatives of the KG, please refer to (a) above.

Hungary Registrant

CSI Hungary Manufacturing and Trading Limited Liability Company Kft. is incorporated under the laws of Hungary.

Under Subsection 2 of Section 22 of Act. No IV. of 2006 on the companies, a director of a company may either pursue its activities on the basis of a mandate agreement or in the frame of an employment relationship.

Should the director be employed, Section 174 of the Act No. XXII of 1992 on the Labor Code provides so that the employer shall fully indemnify the employee against all damages incurred by him/her in relation to the employment relationship. The employer shall be relieved of all liabilities, if it proves that the damage occurred (i) due to a reason falling out of its business operations, which is not being able to be prevented, or (ii) as a result of the unpreventable behavior of the party incurring the damage. Damages that occurred as a result of the imputable behavior of the employee shall not be indemnified.

Neither Hungarian law nor the articles of associations of CSI Hungary Manufacturing and Trading Limited Liability Company Kft. provides for further rules in respect of indemnification or insurance.

Thailand Registrant

There are no provisions of Thai law which specifically deal with a company’s right or obligation to indemnify its directors or employees against liability incurred by such persons in their capacity as the company’s directors or employees. The constitutional documents of SIG Combibloc Ltd. do not contain any such provisions.

In this regard, however, Section 816 paragraph three of the Civil and Commercial Code of Thailand provides that if an agent, by reason of the execution of the matters entrusted to him/her, suffers damage without fault on his/her part, such agent may claim compensation from the principal. When a director or employee of a company deals with third parties for the business of the company as entrusted, such director or employee will be regarded as the company’s agent. As such, if SIG Combibloc Ltd. has entrusted a matter to any of its directors or employees, whether explicitly or impliedly, and such director or employee executes that matter in good faith and with reasonable care, SIG Combibloc Ltd. may be required to indemnify such director or employee against any liability incurred (including any expenses reasonably incurred) by such person in connection with such entrusted matter.

Director and Officer Indemnity and Insurance Agreements

Registration Rights Agreements

The registration rights agreements filed as Exhibits 4.7, 4.8, 4.9, 4.10, 4.11, 4.12, 4.12.5 and 4.12.8 to this registration statement provide for the indemnification of the control persons of the registrants by the holders of any exchange securities against certain liabilities.

Indemnification Agreements

RGHL has agreed to indemnify certain directors and officers. The indemnification agreements are jurisdiction and company specific agreements.

The indemnification agreements filed as Exhibits 10.6 through 10.90 and 10.112 through 10.129 to this registration statement provide for the indemnification of the directors of each of the Issuers, SIG Austria Holding GmbH, SIG Combibloc GmbH (Austria), SIG Combibloc GmbH & Co. KG, Pactiv Canada, Inc., Closure Systems International Holdings (Germany) GmbH, Closure Systems International Deutschland GmbH, SIG Euro Holding AG & CO KGaA, Omni-Pac Ekco GmbH Verpackungsmittel, Omni-Pac GmbH Verpackungsmittel, Pactiv Deutschland Holdinggesellschaft mbH, SIG Beverages Germany GmbH, SIG

Coblibloc Holding GmbH, SIG Combibloc Systems GmbH, SIG Combibloc GmbH (Germany), SIG Combibloc Zerspanungstechnik GmbH, SIG Information Technology GmbH, SIG International Services GmbH, SIG Beteilingungs GmbH, SIG Asset Holdings Ltd., Closure Systems International (Hong Kong) Limited, Evergreen Packaging (Hong Kong) Limited, SIG Combibloc Limited (Hong Kong), Closure Systems International Holdings (Japan) KK, Closure Systems International Japan, Limited, Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) III S.à r.l., Reynolds Group Issuer (Luxembourg) S.A., Reynolds Consumer Products (Luxembourg) S.à r.l. (merged with and into Beverage Packaging Holdings (Luxembourg) III S.à r.l.), Closure Systems International (Luxembourg) S.à r.l. (merged with and into Beverage Packaging Holdings (Luxembourg) III S.à r.l.), SIG Finance (Luxembourg) S.à r.l. (liquidated on January 18, 2011), Evergreen Packaging (Luxembourg) S.à r.l, Closure Systems International B.V., Reynolds Consumer Products International B.V., Reynolds Packaging International B.V., Evergreen Packaging International B.V., SIG allCap AG, SIG Combibloc Group AG, SIG Combibloc (Schweiz) AG, SIG Reinag AG, SIG Schweizerische Industrie-Gesellschaft AG, SIG Technology AG, SIG Combibloc Procurement AG, SIG Combibloc Ltd., Closure Systems International (UK) Limited, Reynolds Consumer Products (UK) Limited, Reynolds Subco (UK) Limited (formerly BACO Consumer Products Limited), SIG Holdings (UK) Limited, SIG Combibloc Limited (UK), IVEX Holdings, Ltd., Kama Europe, Ltd., The Baldwin Group Limited, J&W Baldwin (Holdings) Limited, Omni-Pac UK Limited, Closure Systems International Holdings Inc., Closure Systems International Inc., Closure Systems International Packaging Machinery Inc. (formerly known as Reynolds Packaging Machinery Inc.), Closure Systems Mexico Holdings LLC, CSI Mexico LLC, Southern Plastics Inc., CSI Sales & Technical Services Inc., Reynolds Consumer Products Holdings LLC, Reynolds Services Inc., Reynolds Foil Inc., Reynolds Consumer Products, Inc., Bakers Choice Products, Inc., Reynolds Group Holdings Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Closure Systems International Americas, Inc., Reynolds Packaging Holdings LLC, Reynolds Flexible Packaging Inc., Ultra Pac, Inc., Reynolds Food Packaging LLC, Reynolds Packaging Kama Inc., Reynolds Packaging LLC, Reynolds Presto Products Inc., Evergreen Packaging Inc., Evergreen Packaging USA Inc., Evergreen Packaging International (US) Inc., Blue Ridge Holdings Corp., Blue Ridge Paper Products Inc., BRPP, LLC, Pactiv LLC, Pactiv Factoring LLC, Pactiv RSA LLC, Pactiv Retirement Administration LLC, Pactiv Germany Holdings, Inc., Pactiv International Holdings Inc., Pactiv Management Company LLC, PCA West Inc., Prairie Packaging, Inc., PWP Holdings, Inc., PWP Industries, Inc., SIG Holding USA, SIG Combibloc Inc., Newspring Industrial Corp. and Dopaco, Inc.

In addition to the indemnification agreements listed above, we have also entered into indemnification agreements with officers of the RGHL Group other than our senior management, including an indemnification agreement with the directors and officers of each registrant in connection with this registration statement.

By a Deed Poll of Indemnification by Rank Group dated December 22, 2009, Rank Group indemnifies each person who, at or after the date of the deed poll, holds the office of director or statutory officer of (inter alia) any entity which it controls incorporated in Australia or New Zealand (including RGHL). Subject to certain limitations set out in the deed poll (including where the giving of such an indemnity is prohibited by law), each indemnified person is indemnified against any costs he/she incurs in any proceeding that relates to liability for any act done or omission made in his/her capacity as a director, statutory officer or employee of RGHL, in which proceeding such person is acquitted, or has judgment given in his/her favor, or which is discontinued.

Insurance Policies

Rank Group has a Directors and Officers Liability Insurance Policy which insures the directors and officers of RGHL’s subsidiaries and affiliates, against liability incurred in their capacities as directors and officers.

ITEM 21.	EXHIBITS

Reference is made to the attached Exhibit Index.

ITEM 22.	UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(5) That, for purposes of determining liability under the Securities Act of 1933 to any purchaser:

Each prospectus filed pursuant to Rule 424(b) as part of the registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(b) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(c) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(d) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(7) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Reynolds Group Holdings Limited has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, Illinois on May 11, 2012.

Reynolds Group Holdings Limited

By:	/s/ Thomas James Degnan
Name:     Thomas James Degnan

Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Thomas James Degnan	Chief Executive Officer and Director (Principal Executive Officer)

* Allen Philip Hugli	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

* Graeme Richard Hart	Director

* Bryce McCheyne Murray	Director

* Gregory Alan Cole	Director

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrants have duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Auckland, New Zealand on May 11, 2012.

Reynolds Group Issuer Inc.
Reynolds Group Holdings Inc.

By:	/s/ Gregory Alan Cole
Name:     Gregory Alan Cole

Title:	President

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Gregory Alan Cole	President and Director of each above named registrant (Principal Executive Officer)

* Allen Philip Hugli	Principal Financial Officer, Principal Accounting Officer and Director of each above named registrant

* Helen Dorothy Golding	Director of each above named registrant

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Reynolds Group Issuer LLC has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Auckland, New Zealand on May 11, 2012.

Reynolds Group Issuer LLC

By:	Reynolds Group Holdings Inc., its sole member

By:	/s/ Gregory Alan Cole
Name:     Gregory Alan Cole

Title:	President

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Gregory Alan Cole	President and Director of its sole member (Principal Executive Officer)

* Allen Philip Hugli	Principal Financial Officer, Principal Accounting Officer and Director of its sole member

* Helen Dorothy Golding	Director of its sole member

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Reynolds Group Issuer (Luxembourg) S.A. has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, Illinois on May 11, 2012.

Reynolds Group Issuer (Luxembourg) S.A.

By:	/s/ Thomas James Degnan
Name:     Thomas James Degnan

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Thomas James Degnan	Principal Executive Officer

* Allen Philip Hugli	Principal Financial Officer and Principal Accounting Officer

* Gregory Alan Cole	A Director

* Herman Schommarz	B Director

* Olivier Dorier	B Director

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Whakatane Mill Australia Pty. Limited has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Suzhou, China on May 11, 2012.

Whakatane Mill Australia Pty. Limited

By:	/s/ Rolf Stangl
Name:     Rolf Stangl

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Rolf Stangl	Principal Executive Officer

* Marco Haussener	Principal Financial Officer

* Arnold Pezzatti	Principal Accounting Officer

* Allen Philip Hugli	Director

* Helen Dorothy Golding	Director

* Mark Joseph Dunkley	Director

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, SIG Austria Holding GmbH has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Suzhou, China on May 11, 2012.

SIG Austria Holding GmbH

By:	/s/ Rolf Stangl
Name:     Rolf Stangl

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Rolf Stangl	Principal Executive Officer and Director

* Marco Haussener	Principal Financial Officer and Director

* Arnold Pezzatti	Principal Accounting Officer

* André Rosenstock	Director

* Wolfgang Ornig	Director

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, SIG Combibloc GmbH has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Suzhou, China on May 11, 2012.

SIG Combibloc GmbH

By:	/s/ Rolf Stangl
Name:     Rolf Stangl

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Rolf Stangl	Principal Executive Officer

* Marco Haussener	Principal Financial Officer

* Arnold Pezzatti	Principal Accounting Officer

* Wolfgang Ornig	Director

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, SIG Combibloc GmbH & Co KG has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Suzhou, China on May 11, 2012.

SIG Combibloc GmbH & Co KG

By:	SIG Combibloc GmBH, its general partner

By:	/s/ Rolf Stangl
Name:     Rolf Stangl

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Rolf Stangl	Principal Executive Officer of its general partner

* Marco Haussener	Principal Financial Officer of its general partner

* Arnold Pezzatti	Principal Accounting Officer of its general partner

* Wolfgang Ornig	Director of its general partner

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Closure Systems International (Brazil) Sistemas de Vedação Ltda. has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of York, Pennsylvania on May 11, 2012.

Closure Systems International (Brazil) Sistemas de Vedação Ltda.

By:	/s/ Malcolm Bundey
Name:     Malcolm Bundey

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Malcolm Bundey	Principal Executive Officer

* Robert Eugene Smith	Principal Financial Officer and Principal Accounting Officer

* Guilherme Rodrigues Miranda	Director

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, SIG Beverages Brasil Ltda. has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Suzhou, China on May 11, 2012.

SIG Beverages Brasil Ltda.

By:	/s/ Rolf Stangl
Name:     Rolf Stangl

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Rolf Stangl	Principal Executive Officer

* Marco Haussener	Principal Financial Officer

* Arnold Pezzatti	Principal Accounting Officer

* Felix Colas Morea	Director

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, SIG Combibloc do Brasil Ltda. has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Suzhou, China on May 11, 2012.

SIG Combibloc do Brasil Ltda.

By:	/s/ Rolf Stangl
Name:     Rolf Stangl

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Rolf Stangl	Principal Executive Officer

* Marco Haussener	Principal Financial Officer

* Arnold Pezzatti	Principal Accounting Officer

* Antonio Luiz Tafner	Director

* Lutz Knut Braune	Director

* Ricardo Lanca Rodriguez	Director

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, CSI Latin American Holdings Corporation has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of York, Pennsylvania on May 11, 2012.

CSI Latin American Holdings Corporation

By:	/s/ Malcolm Bundey
Name:     Malcolm Bundey

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Malcolm Bundey	Principal Executive Officer

* Robert Eugene Smith	Principal Financial Officer, Principal Accounting Officer and Director

* Guilherme Rodrigues Miranda	Director

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Pactiv Canada Inc. has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scarborough, Canada on May 11, 2012.

Pactiv Canada Inc.

By:	/s/ Ken Bumstead
Name:     Ken Bumstead

Title:	President

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Ken Bumstead	President and Director (Principal Executive Officer)

* Gary Thomas	Principal Financial Officer

* Gino Mangione	Principal Accounting Officer

* Thomas James Degnan	Director

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Evergreen Packaging Canada Limited has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, Illinois on May 11, 2012.

Evergreen Packaging Canada Limited

By:	/s/ Thomas James Degnan
Name:     Thomas James Degnan

Title:	President

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Thomas James Degnan	President and Director (Principal Executive Officer)

* Ricardo Felipe Alvergue	Chief Financial Officer and Director (Principal Financial Officer and Principal Accounting Officer)

* John Rooney	Director

Malcolm Bundey	Director

Tony Dicesare	Director

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, CSI Closure Systems Manufacturing de Centro America, Sociedad de Responsabilidad Limitada has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of York, Pennsylvania on May 11, 2012.

CSI Closure Systems Manufacturing de Centro America, Sociedad de Responsabilidad Limitada

By:	/s/ Malcolm Bundey
Name:     Malcolm Bundey

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Malcolm Bundey	Principal Executive Officer

* Robert Eugene Smith	Principal Financial Officer, Principal Accounting Officer and Director

* Marshall K. White	Director

* Eugenio Garcia	Director

* Charles Thomas Cox	Director

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Bakers Choice Products, Inc. has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, Illinois on May 11, 2012.

Bakers Choice Products, Inc.

By:	/s/ Thomas James Degnan
Name:     Thomas James Degnan

Title:	President

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Thomas James Degnan	President and Director (Principal Executive Officer)

* Sandra Gleason	Principal Financial Officer

* Chris Mayrhofer	Principal Accounting Officer

* Carol A. Rod	Director

* Victor Lance Mitchell	Director

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrants have duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of York, Pennsylvania on May 11, 2012.

BCP/Graham Holdings L.L.C.
GPC Holdings LLC

By:	Graham Packaging Company Inc., its sole member

By:	/s/ Malcolm Bundey
Name:     Malcolm Bundey

Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

/s/ Malcolm Bundey Malcolm Bundey	Chief Executive Officer of the sole member of each above named registrant (Principal Executive Officer)

* Michael Eugene Graham	Chief Financial Officer of the sole member of each above named registrant (Principal Financial Officer and Principal Accounting Officer)

* Helen Dorothy Golding	Director of the sole member of each above named registrant

* Allen Philip Hugli	Director of the sole member of each above named registrant

* Gregory Alan Cole	Director of the sole member of each above named registrant

* Thomas James Degnan	Director of the sole member of each above named registrant

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Reynolds Manufacturing, Inc. has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, Illinois on May 11, 2012.

Reynolds Manufacturing, Inc.

By:	/s/ Thomas James Degnan
Name:     Thomas James Degnan

Title:	President

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Thomas James Degnan	President and Director (Principal Executive Officer)

* Sandra Gleason	Principal Financial Officer

* Chris Mayrhofer	Principal Accounting Officer

* Gregory Alan Cole	Director

* Allen Philip Hugli	Director

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, RenPac Holdings Inc. has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, Illinois on May 11, 2012.

RenPac Holdings Inc.

By:	/s/ Thomas James Degnan
Name:     Thomas James Degnan

Title:	President

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Thomas James Degnan	President and Director (Principal Executive Officer)

* Allen Philip Hugli	Vice President, Treasurer and Director (Principal Financial Officer and Principal Accounting Officer)

* Gregory Alan Cole	Director

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrants have duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Memphis, Tennessee on May 11, 2012.

Blue Ridge Holding Corp.
Blue Ridge Paper Products Inc.
Evergreen Packaging Inc.
Evergreen Packaging USA Inc.
Evergreen Packaging International (US) Inc.

By:	/s/ John Rooney
Name:     John Rooney

Title:	Chief Executive Officer and President

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* John Rooney	Chief Executive Officer, President, and Director of each above named registrant (Principal Executive Officer)

* Ricardo Felipe Alvergue	Chief Financial Officer of each above named registrant (Principal Financial Officer and Principal Accounting Officer)

* Malcolm Bundey	Director of each above named registrant

* Allen Philip Hugli	Director of each above named registrant

* Thomas James Degnan	Director of each above named registrant

* Helen Dorothy Golding	Director of each above named registrant

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Closure Systems International Inc. has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of York, Pennsylvania on May 11, 2012.

Closure Systems International Inc.

By:	/s/ Malcolm Bundey
Name:     Malcolm Bundey

Title:	President

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Malcolm Bundey	President and Director (Principal Executive Officer)

* Robert Eugene Smith	Vice President, Treasurer and Director (Principal Financial Officer and Principal Accounting Officer)

* Marshall White	Director

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Closure Systems International Americas, Inc. has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of York, Pennsylvania on May 11, 2012.

Closure Systems International Americas, Inc.

By:	/s/ Malcolm Bundey
Name:     Malcolm Bundey

Title:	President

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Malcolm Bundey	President and Director (Principal Executive Officer)

* Robert Eugene Smith	Vice President, Treasurer and Director (Principal Financial Officer and Principal Accounting Officer)

* Marshall White	Director

* Stephanie Blackman	Director

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Closure Systems International Holdings, Inc. has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of York, Pennsylvania on May 11, 2012.

Closure Systems International Holdings, Inc.

By:	/s/ Malcolm Bundey
Name:     Malcolm Bundey

Title:	President

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Malcolm Bundey	President and Director (Principal Executive Officer)

* Robert Eugene Smith	Vice President, Treasurer and Director (Principal Financial Officer and Principal Accounting Officer)

* Marshall White	Director

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrants have duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, Illinois on May 11, 2012.

Closure Systems Mexico Holdings LLC
CSI Mexico LLC
CSI Hungary Manufacturing and Trading Limited Liability Company Kft.

By:	Closure Systems International B.V., its sole member

By:	/s/ Thomas James Degnan
Name:     Thomas James Degnan

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Thomas James Degnan	Principal Executive Officer of the sole member of each above named registrant

* Allen Philip Hugli	Principal Financial Officer and Principal Accounting Officer of the sole member of each above named registrant

* Gregory Alan Cole	A Director of the sole member of each above named registrant

* Bryce McCheyne Murray	A Director of the sole member of each above named registrant

* Eleonora Jongsma	B Director of the sole member of each above named registrant

* Orangefield Trust (Netherlands) B.V.	B Director of the sole member of each above named registrant

* Joseph Doyle	Authorized U.S. Representative of each above named registrant

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, CSI Sales & Technical Services Inc. has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of York, Pennsylvania on May 11, 2012.

CSI Sales & Technical Services Inc.

By:	/s/ Malcolm Bundey
Name:     Malcolm Bundey

Title:	President

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Malcolm Bundey	President and Director (Principal Executive Officer)

* Robert Eugene Smith	Vice President, Treasurer and Director (Principal Financial Officer and Principal Accounting Officer)

* Marshall White	Director

* Charles Thomas Cox	Director

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Graham Packaging Company Inc. has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of York, Pennsylvania on May 11, 2012.

Graham Packaging Company Inc.

By:	/s/ Malcolm Bundey
Name:     Malcolm Bundey

Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

/s/ Malcolm Bundey Malcolm Bundey	Chief Executive Officer (Principal Executive Officer)

* Michael Eugene Graham	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

* Helen Dorothy Golding	Director

* Allen Philip Hugli	Director

* Gregory Alan Cole	Director

* Thomas James Degnan	Director

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrants have duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, Illinois on May 11, 2012.

Dopaco, Inc.
Prairie Packaging, Inc.
PWP Holdings, Inc.
Newspring Industrial Corp.

By:	/s/ John McGrath
Name:     John McGrath

Title:	President

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* John McGrath	President of each above named registrant (Principal Executive Officer)

* Gary Thomas	Principal Financial Officer of each above named registrant

* Gino Mangione	Principal Accounting Officer of each above named registrant

* Thomas James Degnan	Director of each above named registrant

* Allen Philip Hugli	Director of each above named registrant

* Helen Dorothy Golding	Director of each above named registrant

* Gregory Alan Cole	Director of each above named registrant

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrants have duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, Illinois on May 11, 2012.

Pactiv LLC
Reynolds Packaging Holdings LLC
Reynolds Consumer Products Holdings LLC
By: RenPac Holdings Inc., its sole member

By:	/s/ Thomas James Degnan
Name:     Thomas James Degnan

Title:	President

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Thomas James Degnan	President and Director (Principal Executive Officer) of the sole member of each above named registrant

* Allen Philip Hugli	Vice President, Treasurer and Director (Principal Financial Officer and Principal Accounting Officer) of the sole member of each above named registrant

* Gregory Alan Cole	Director of the sole member of each above named registrant

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrants have duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, Illinois on May 11, 2012.

Pactiv Factoring LLC
Pactiv Management Company LLC

By: Pactiv Corporation, its sole member

By:	/s/ John McGrath
Name:     John McGrath

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* John McGrath	Principal Executive Officer of the sole member of each above named registrant

* Gary Thomas	Chief Financial Officer and Vice President of the sole member of each above named registrant (Principal Financial Officer)

* Gino Mangione	Principal Accounting Officer of the sole member of each above named registrant

* Thomas James Degnan	Director of the sole member of each above named registrant

* Allen Philip Hugli	Director of the sole member of each above named registrant

* Helen Dorothy Golding	Director of the sole member of each above named registrant

* Gregory Alan Cole	Director of the sole member of each above named registrant

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrants have duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, Illinois on May 11, 2012.

Pactiv Retirement Administration LLC
Pactiv RSA LLC

By: Pactiv Factoring LLC, its sole member

By: Pactiv Corporation, its sole member

By:	/s/ John McGrath
Name:     John McGrath

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* John McGrath	Principal Executive Officer of Pactiv Corporation

* Gary Thomas	Chief Financial Officer and Vice President of Pactiv Corporation (Principal Financial Officer)

* Gino Mangione	Principal Accounting Officer of Pactiv Corporation

* Thomas James Degnan	Director of the sole member of Pactiv Corporation

* Allen Philip Hugli	Director of the sole member of Pactiv Corporation

* Helen Dorothy Golding	Director of the sole member of Pactiv Corporation

* Gregory Alan Cole	Director of the sole member of Pactiv Corporation

* /s/ Joseph Doyle Joseph DoyleAttorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Pactiv Germany Holdings Inc. has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hamburg, Germany on May 11, 2012.

Pactiv Germany Holdings Inc.

By:	/s/ Petro Kowalskyj
Name:     Petro Kowalskyj

Title:	President

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Petro Kowalskyj	President and Treasurer (Principal Executive Officer)

* Gary Thomas	Principal Financial Officer

* Gino Mangione	Principal Accounting Officer

* Helen Dorothy Golding	Director

* Allen Philip Hugli	Director

* Gregory Alan Cole	Director

* Thomas James Degnan	Director

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrants have duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, Illinois on May 11, 2012.

PCA West Inc.
Pactiv International Holdings Inc.

By:	/s/ Robert Lennart Larson
Name:     Robert Lennart Larson

Title:	President

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Robert Lennart Larson	President of each above named registrant (Principal Executive Officer)

* Gary Thomas	Principal Financial Officer of each above named registrant

* Gino Mangione	Principal Accounting Officer of each above named registrant

* Helen Dorothy Golding	Director of each above named registrant

* Allen Philip Hugli	Director of each above named registrant

* Gregory Alan Cole	Director of each above named registrant

* Thomas James Degnan	Director of each above named registrant

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, PWP Industries, Inc. has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, Illinois on May 11, 2012.

PWP Industries, Inc.

By:	/s/ John McGrath
Name:     John McGrath

Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* John McGrath	Chief Executive Officer (Principal Executive Officer)

* Gary Thomas	Principal Financial Officer

* Gino Mangione	Principal Accounting Officer

* Helen Dorothy Golding	Director

* Allen Philip Hugli	Director

* Gregory Alan Cole	Director

* Thomas James Degnan	Director

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Reynolds Presto Products Inc. has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, Illinois on May 11, 2012.

Reynolds Presto Products Inc.

By:	/s/ Thomas James Degnan
Name:     Thomas James Degnan

Title:	President

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Thomas James Degnan	President and Director (Principal Executive Officer)

* Sandra Gleason	Principal Financial Officer and Director

* Chris Mayrhofer	Principal Accounting Officer

* Rita M. Cox	Director

* Victor Lance Mitchell	Director

* Paul Donald Thomas	Director

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Reynolds Flexible Packaging Inc. has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Auckland, New Zealand on May 11, 2012.

Reynolds Flexible Packaging Inc.

By:	/s/ Gregory Alan Cole
Name:     Gregory Alan Cole

Title:	President

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Gregory Alan Cole	President, Treasurer and Director (Principal Executive Officer)

* Gary Thomas	Principal Financial Officer

* Gino Mangione	Principal Accounting Officer

* Helen Dorothy Golding	Director

* Allen Philip Hugli	Director

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Reynolds Packaging Kama Inc. has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, Illinois on May 11, 2012.

Reynolds Packaging Kama Inc.

By:	/s/ Thomas James Degnan
Name:     Thomas James Degnan

Title:	President

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Thomas James Degnan	President and Director (Principal Executive Officer)

* Gary Thomas	Principal Financial Officer

* Gino Mangione	Principal Accounting Officer

* Paul Donald Thomas	Director

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Reynolds Consumer Products Inc. has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, Illinois on May 11, 2012.

Reynolds Consumer Products Inc.

By:	/s/ Thomas James Degnan
Name:     Thomas James Degnan

Title:	President

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Thomas James Degnan	President and Director (Principal Executive Officer)

* Sandra Gleason	Principal Financial Officer and Director

* Chris Mayrhofer	Principal Accounting Officer

* Victor Lance Mitchell	Director

* Paul Donald Thomas	Director

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrants have duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Auckland, New Zealand on May 11, 2012.

Reynolds Food Packaging LLC
Reynolds Packaging LLC

By: Reynolds Packaging Holdings LLC, its member

By:	/s/ Gregory Alan Cole
Name:     Gregory Alan Cole

Title:	President

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Gregory Alan Cole	President, Treasurer and Director of the member of each above named registrant (Principal Executive Officer)

* Gary Thomas	Principal Financial Officer of the member of each above named registrant

* Gino Mangione	Principal Accounting Officer of the member of each above named registrant

* Helen Dorothy Golding	Director of the member of each above named registrant

* Allen Philip Hugli	Director of the member of each above named registrant

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Closure Systems International Packaging Machinery Inc. has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of York, Pennsylvania on May 11, 2012.

Closure Systems International Packaging Machinery Inc.

By:	/s/ Malcolm Bundey
Name:     Malcolm Bundey

Title:	President

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Malcolm Bundey	President and Director (Principal Executive Officer)

* Robert Eugene Smith	Vice President and Director (Principal Financial Officer and Principal Accounting Officer)

* Charles Thomas Cox	Director

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Reynolds Services Inc. has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Auckland, New Zealand on May 11, 2012.

Reynolds Services Inc.

By:	/s/ Gregory Alan Cole
Name:     Gregory Alan Cole

Title:	President

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Gregory Alan Cole	President and Director (Principal Executive Officer)

* Paul Donald Thomas	Vice President (Principal Financial Officer and Principal Accounting Officer)

* Allen Philip Hugli	Director

* Helen Dorothy Golding	Director

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, SIG Combibloc Inc. has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chester, Pennsylvania on May 11, 2012.

SIG Combibloc Inc.

By:	/s/ Eduardo Gatica Villasante
Name:     Eduardo Gatica Villasante

Title:	Chief Executive Officer and President

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Eduardo Gatica Villasante	Chief Executive Officer, President and Director (Principal Executive Officer)

* Michele Needham	Chief Financial Officer, Treasurer and Director (Principal Financial Officer and Principal Accounting Officer)

* Antonio Valla	Director

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, SIG Holding USA, LLC. has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Auckland, New Zealand on May 11, 2012.

SIG Holding USA, LLC By:	Reynolds Group Holdings Inc., its sole member

By:	/s/ Gregory Alan Cole
Name:     Gregory Alan Cole

Title:	President

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Gregory Alan Cole	President and Director of its sole member (Principal Executive Officer)

* Allen Philip Hugli	Principal Financial Officer, Principal Accounting Officer and Director of its sole member

* Helen Dorothy Golding	Director of its sole member

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Closure Systems International Deutschland GmbH has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of York, Pennsylvania on May 11, 2012.

Closure Systems International Deutschland GmbH

By:	/s/ Malcolm Bundey
Name:     Malcolm Bundey

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Malcolm Bundey	Principal Executive Officer

* Robert Eugene Smith	Principal Financial Officer, Principal Accounting Officer and Director

* Victor Lance Mitchell	Director

* Dr. Wolf-Friedrich Bahre	Director

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Closure Systems International Holdings (Germany) GmbH has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of York, Pennsylvania on May 11, 2012.

Closure Systems International Holdings (Germany)
GmbH

By:	/s/ Malcolm Bundey
Name:     Malcolm Bundey

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Malcolm Bundey	Principal Executive Officer

* Robert Eugene Smith	Principal Financial Officer and Principal Accounting Officer

* Dr. Wolf-Friedrich Bahre	Director

* Gregory Alan Cole	Director

* Helen Dorothy Golding	Director

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrants have duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Suzhou, China on May 11, 2012.

SIG Beverages Germany GmbH
SIG Combibloc Holding GmbH
SIG Beteiligungs GmbH

By:	/s/ Rolf Stangl
Name:     Rolf Stangl

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Rolf Stangl	Principal Executive Officer of each above named registrant

* Marco Haussener	Principal Financial Officer of each above named registrant

* Arnold Pezzatti	Principal Accounting Officer of each above named registrant

* Holger Dickers	Director of each above named registrant

* Joachim Frommherz	Director of each above named registrant

* Joseph Doyle	Authorized U.S. Representative of each above named registrant

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, SIG Combibloc GmbH has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Suzhou, China on May 11, 2012.

SIG Combibloc GmbH

By:	/s/ Rolf Stangl
Name:     Rolf Stangl

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Rolf Stangl	Principal Executive Officer

* Marco Haussener	Principal Financial Officer

* Arnold Pezzatti	Principal Accounting Officer

* Dr. Thomas Kloubert	Director

* Oliver Betzer	Director

Frank Bucholz	Director

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, SIG Combibloc Systems GmbH has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Suzhou, China on May 11, 2012.

SIG Combibloc Systems GmbH

By:	/s/ Rolf Stangl
Name:     Rolf Stangl

Title:	Principal Executive Officer

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that Hans Betz, whose signature appears below, constitutes and appoints Helen Dorothy Golding, Allen Philip Hugli and Joseph Doyle, and each of them singly, as his or her true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and reform each and every act and thing requisite or necessary to be done in and about the premises, as such person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Rolf Stangl	Principal Executive Officer

* Marco Haussener	Principal Financial Officer

* Arnold Pezzatti	Principal Accounting Officer

* Henrik Wagner	Director

/s/ Hans Betz Hans Betz	Director

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, SIG Combibloc Zerspanungstechnik GmbH has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Suzhou, China on May 11, 2012.

SIG Combibloc Zerspanungstechnik GmbH

By:	/s/ Rolf Stangl
Name:     Rolf Stangl

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Rolf Stangl	Principal Executive Officer

* Marco Haussener	Principal Financial Officer

* Arnold Pezzatti	Principal Accounting Officer

* Hermann-Josef Bücker	Director

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, SIG Euro Holding AG & Co. KGaA has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Suzhou, China on May 11, 2012.

SIG Euro Holding AG & Co. KGaA

By: SIG Reinag AG, its general partner

By:	/s/ Rolf Stangl
Name:     Rolf Stangl

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Rolf Stangl	Principal Executive Officer of its general partner

* Marco Haussener	Principal Financial Officer and Director of its general partner

* Arnold Pezzatti	Principal Accounting Officer of its general partner

* Holger Dickers	Director of its general partner

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, SIG Information Technology GmbH has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Suzhou, China on May 11, 2012.

SIG Information Technology GmbH

By:	/s/ Rolf Stangl
Name:     Rolf Stangl

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Rolf Stangl	Principal Executive Officer

* Marco Haussener	Principal Financial Officer

* Arnold Pezzatti	Principal Accounting Officer

* Timo Snellman	Director

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, SIG International Services GmbH has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Suzhou, China on May 11, 2012.

SIG International Services GmbH

By:	/s/ Rolf Stangl
Name:     Rolf Stangl

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Rolf Stangl	Principal Executive Officer

* Marco Haussener	Principal Financial Officer

* Arnold Pezzatti	Principal Accounting Officer

* Dr. Franz-Josef Collin	Director

* Holger Dickers	Director

Frank Bucholz	Director

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrants have duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Lake Forest, Illinois on May 11, 2012.

Omni-Pac Ekco GmbH Verpackungsmittel
Omni-Pac GmbH Verpackungsmittel
Pactiv Deutschland Holdinggesellschaft mbH

By:	/s/ John McGrath
Name:     John McGrath

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* John McGrath	Principal Executive Officer of each above named registrant

* Gary Thomas	Principal Financial Officer of each above named registrant

* Gino Mangione	Principal Accounting Officer of each above named registrant

* Petro Kowalskyj	Director of each above named registrant

* Anthony Flood	Director of each above named registrant

* Joseph Doyle	Authorized U.S. Representative of each above named registrant

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, SIG Asset Holdings Limited has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Suzhou, China on May 11, 2012.

SIG Asset Holdings Limited

By:	/s/ Rolf Stangl
Name:     Rolf Stangl

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Rolf Stangl	Principal Executive Officer

* Marco Haussener	Principal Financial Officer and Director

* Arnold Pezzatti	Principal Accounting Officer

* Holger Dickers	Director

* Hugh Richards	Director

* Joachim Frommherz	Director

* Richard Tee	Director

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Closure Systems International (Hong Kong) Limited has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the York, Pennsylvania on May 11, 2012.

Closure Systems International (Hong Kong) Limited

By:	/s/ Malcolm Bundey
Name:     Malcolm Bundey

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Malcolm Bundey	Principal Executive Officer

* Robert Eugene Smith	Principal Financial Officer, Principal Accounting Officer and Director

* Douglas Michael Cohen	Director

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Evergreen Packaging (Hong Kong) Limited has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of York, Pennsylvania on May 11, 2012.

Evergreen Packaging (Hong Kong) Limited

By:	/s/ Malcolm Bundey
Name:     Malcolm Bundey

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Malcolm Bundey	Principal Executive Officer and Director

* Ricardo Felipe Alvergue	Principal Financial Officer, Principal Accounting Officer and Director

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, SIG Combibloc Limited has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Suzhou, China on May 11, 2012.

SIG Combibloc Limited

By:	/s/ Rolf Stangl
Name:     Rolf Stangl

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Rolf Stangl	Principal Executive Officer

* Marco Haussener	Principal Financial Officer and Director

* Arnold Pezzatti	Principal Accounting Officer

* André Rosenstock	Director

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrants have duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of York, Pennsylvania on May 11, 2012.

Closure Systems International Holdings (Japan) KK
Closure Systems International Japan, Ltd.

By:	/s/ Malcolm Bundey
Name:     Malcolm Bundey

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Malcolm Bundey	Principal Executive Officer of each above named registrant

* Robert Eugene Smith	Principal Financial Officer, Principal Accounting Officer and Director of each above named registrant

* Masaki Sunaoshi	Director of each above named registrant

* Yutaka Masunaga	Director of each above named registrant

* Joseph Doyle	Authorized U.S. Representative of each above named registrant

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Southern Plastics, Inc. has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of York, Pennsylvania on May 11, 2012.

Southern Plastics, Inc.

By:	/s/ Malcolm Bundey
Name:     Malcolm Bundey

Title:	President

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Malcolm Bundey	President and Director (Principal Executive Officer)

* Robert Eugene Smith	Vice President, Treasurer and Director (Principal Financial Officer and Principal Accounting Officer)

* Marshall White	Director

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Beverage Packaging Holdings (Luxembourg) I. S.A. has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, Illinois on May 11, 2012.

Beverage Packaging Holdings (Luxembourg) I. S.A.

By:	/s/ Thomas James Degnan
Name:     Thomas James Degnan

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Thomas James Degnan	Principal Executive Officer

* Allen Philip Hugli	Principal Financial Officer and Principal Accounting Officer

* Herman Schommarz	Director

* Chok Kien Lo (Stewart) Kam-Cheong	Director

* Oliver Dorier	Director

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Beverage Packaging Holdings (Luxembourg) III S.à r.l. has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, Illinois on May 11, 2012.

Beverage Packaging Holdings (Luxembourg) III
S.à r.l.

By:	/s/ Thomas James Degnan
Name:     Thomas James Degnan

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Thomas James Degnan	Principal Executive Officer

* Allen Philip Hugli	Principal Financial Officer and Principal Accounting Officer

* Gregory Alan Cole	A Director

* Olivier Dorier	B Director

* Chok Kien Lo (Stewart) Kam-Cheong	B Director

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Evergreen Packaging (Luxembourg) S.à r.l has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, Illinois on May 11, 2012.

Evergreen Packaging (Luxembourg) S.à r.l

By:	/s/ Thomas James Degnan
Name:     Thomas James Degnan

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Thomas James Degnan	Principal Executive Officer

* Allen Philip Hugli	Principal Financial Officer and Principal Accounting Officer

* Gregory Alan Cole	A Director

* Herman Schommarz	B Director

* Chok Kien Lo (Stewart) Kam-Cheong	B Director

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrants have duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of York, Pennsylvania on May 11, 2012.

Bienes Industriales del Norte, S.A. de C.V.
CSI en Ensenada, S. de R.L. de C.V.
CSI en Saltillo, S. de R.L. de C.V.
CSI Tecniservicio, S. de R.L. de C.V.
Grupo CSI de Mexico, S. de R.L. de C.V.
Técnicos de Tapas Innovativas, S.A. de C.V.

By:	/s/ Malcolm Bundey
Name:     Malcolm Bundey

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Malcolm Bundey	Principal Executive Officer of each above named registrant

* Robert Eugene Smith	Principal Financial Officer, Principal Accounting Officer and Director of each above named registrant

* Charles Thomas Cox	Director of each above named registrant

* Paul Donald Thomas	Director of each above named registrant

* Joseph Doyle	Authorized U.S. Representative of each above named registrant

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Evergreen Packaging Mexico, S. de R.L. de C.V. has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, Illinois on May 11, 2012.

Evergreen Packaging Mexico, S. de R.L. de C.V.

By:	/s/ Thomas James Degnan
Name:     Thomas James Degnan

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Thomas James Degnan	Principal Executive Officer and Director

* Ricardo Felipe Alvergue	Principal Financial Officer, Principal Accounting Officer and Director of each above named registrant

* Joseph Doyle	Authorized U.S. Representative of each above named registrant

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Reynolds Metals Company de Mexico, S. de R.L. de C.V. has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, Illinois on May 11, 2012.

Reynolds Metals Company de
Mexico, S. de R.L. de C.V.

By:	/s/ John McGrath
Name:     John McGrath

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* John McGrath	Principal Executive Officer

* Gary A. Thomas	Principal Financial Officer

* Gino Mangione	Principal Accounting Officer

* Michael Eugene Graham	Director

* Thomas James Degnan	Director

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrants have duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, Illinois on May 11, 2012.

Pactiv Foodservice Mexico, S. de R.L. de C.V.
Grupo Corporativo Jaguar S.A. de C.V.
Servicio Terrestre Jaguar S.A. de C.V.
Servicios Industriales Jaguar S.A. de C.V.

By:	/s/ John McGrath
Name:     John McGrath

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* John McGrath	Principal Executive Officer and Director of each above named registrant

* Gary Thomas	Principal Financial Officer of each above named registrant

* Gino Mangione	Principal Accounting Officer of each above named registrant

* Joseph Doyle	Authorized U.S. Representative of each above named registrant

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Pactiv Mexico, S. de R.L. de C.V. has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, Illinois on May 11, 2012.

Pactiv Mexico, S. de R.L. de C.V.

By:	/s/ John McGrath
Name:     John McGrath

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* John McGrath	Principal Executive Officer

* Gary Thomas	Principal Financial Officer

* Gino Mangione	Principal Accounting Officer

William M. Dutt	Director

* Anthony Peter Wiechert	Director

* Francisco Javier Bejar Hinojosa	Director

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Ultra Pac, Inc. has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, Illinois on May 11, 2012.

Ultra Pac, Inc.

By:	/s/ Thomas James Degnan
Name:     Thomas James Degnan

Title:	President

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that Daniel Cochran, whose signature appears below, constitutes and appoints Helen Dorothy Golding, Allen Philip Hugli and Joseph Doyle, and each of them singly, as his or her true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and reform each and every act and thing requisite or necessary to be done in and about the premises, as such person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Thomas James Degnan	President and Director (Principal Executive Officer)

* Gary Thomas	Principal Financial Officer

* Gino Mangione	Principal Accounting Officer

/s/ Daniel Cochran Daniel Cochran	Director

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrants have duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, Illinois on May 11, 2012.

Closure Systems International B.V.
Reynolds Consumer Products International B.V.
Reynolds Packaging International B.V.

By:	/s/ Thomas James Degnan
Name:     Thomas James Degnan

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Thomas James Degnan	Principal Executive Officer of each above named registrant

* Allen Philip Hugli	Principal Financial Officer and Principal Accounting Officer of each above named registrant

* Bryce McCheyne Murray	A Director of each above named registrant

* Gregory Alan Cole	A Director of each above named registrant

* Orangefield Trust (Netherlands) B.V.	B Director of each above named registrant

* Eleonora Jongsma	B Director of each above named registrant

* Joseph Doyle	Authorized U.S. Representative of each above named registrant

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Evergreen Packaging International B.V. has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, Illinois on May 11, 2012.

Evergreen Packaging International B.V.

By:	/s/ Thomas James Degnan
Name:     Thomas James Degnan

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Thomas James Degnan	Principal Executive Officer and B Director

* Allen Philip Hugli	Principal Financial Officer and Principal Accounting Officer

* Eleonora Jongsma	A Director

* Orangefield Trust (Netherlands) B.V.	A Director

* Thomas James Degnan	B Director

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Whakatane Mill Limited has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Suzhou, China on May 11, 2012.

Whakatane Mill Limited

By:	/s/ Rolf Stangl
Name:     Rolf Stangl

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Rolf Stangl	Principal Executive Officer

* Marco Haussener	Principal Financial Officer

* Arnold Pezzatti	Principal Accounting Officer

* Allen Philip Hugli	Director

* Gregory Alan Cole	Director

* Bryce McCheyne Murray	Director

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, BRPP, LLC has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Memphis, Tennessee on May 11, 2012.

BRPP, LLC

By: Blue Ridge Paper Products, Inc., its sole member

By:	/s/ John Rooney
Name:     John Rooney

Title:	Chief Executive Officer and President

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* John Rooney	Chief Executive Officer, President, and Director of its sole member (Principal Executive Officer)

* Ricardo Felipe Alvergue	Chief Financial Officer of its sole member (Principal Financial Officer and Principal Accounting Officer)

* Malcolm Bundey	Director of its sole member

* Allen Philip Hugli	Director of its sole member

* Thomas James Degnan	Director of its sole member

* Helen Dorothy Golding	Director of its sole member

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, SIG allCap AG has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Suzhou, China on May 11, 2012.

SIG allCap AG

By:	/s/ Rolf Stangl
Name:     Rolf Stangl

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Rolf Stangl	Principal Executive Officer and Director

* Marco Haussener	Principal Financial Officer

* Arnold Pezzatti	Principal Accounting Officer

* André Rosenstock	Director

* Samuel Sigrist	Director

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, SIG Combibloc Group AG has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Suzhou, China on May 11, 2012.

SIG Combibloc Group AG

By:	/s/ Rolf Stangl
Name:     Rolf Stangl

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Rolf Stangl	Principal Executive Officer

* Marco Haussener	Principal Financial Officer

* Arnold Pezzatti	Principal Accounting Officer

* Robert Lombardini	Director

* Thomas James Degnan	Director

* Graeme Richard Hart	Director

* Dr. Jakob Höhn	Director

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, SIG Combibloc Procurement AG has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Suzhou, China on May 11, 2012.

SIG Combibloc Procurement AG

By:	/s/ Rolf Stangl
Name:     Rolf Stangl

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Rolf Stangl	Principal Executive Officer

* Marco Haussener	Principal Financial Officer

* Arnold Pezzatti	Principal Accounting Officer and Director

* André Rosenstock	Director

* Samuel Sigrist	Director

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, SIG Combibloc (Schweiz) AG has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Suzhou, China on May 11, 2012.

SIG Combibloc (Schweiz) AG

By:	/s/ Rolf Stangl
Name:     Rolf Stangl

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Rolf Stangl	Principal Executive Officer

* Marco Haussener	Principal Financial Officer

* Arnold Pezzatti	Principal Accounting Officer

* Wolfgang Ornig	Director

Frank Bucholz	Director

* Samuel Sigrist	Director

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, SIG Reinag AG has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Suzhou, China on May 11, 2012.

SIG Reinag AG

By:	/s/ Rolf Stangl
Name:     Rolf Stangl

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Rolf Stangl	Principal Executive Officer

* Marco Haussener	Principal Financial Officer and Director

* Arnold Pezzatti	Principal Accounting Officer

* Holger Dickers	Director

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, SIG Schweizerische Industrie-Gesellschaft AG has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Suzhou, China on May 11, 2012.

SIG Schweizerische Industrie-Gesellschaft AG

By:	/s/ Rolf Stangl
Name:     Rolf Stangl

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Rolf Stangl	Principal Executive Officer

* Marco Haussener	Principal Financial Officer

* Arnold Pezzatti	Principal Accounting Officer and Director

* Daniel Petitpierre	Director

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, SIG Technology AG has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Suzhou, China on May 11, 2012.

SIG Technology AG

By:	/s/ Rolf Stangl
Name:     Rolf Stangl

Title:	Principal Executive Officer

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that Hans Betz, whose signature appears below, constitutes and appoints Helen Dorothy Golding, Allen Philip Hugli and Joseph Doyle, and each of them singly, as his or her true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and reform each and every act and thing requisite or necessary to be done in and about the premises, as such person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Rolf Stangl	Principal Executive Officer

* Marco Haussener	Principal Financial Officer

* Arnold Pezzatti	Principal Accounting Officer and Director

/s/ Hans Betz Hans Betz	Director

* André Rosenstock	Director

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, SIG Combibloc Ltd. has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Suzhou, China on May 11, 2012.

SIG Combibloc Ltd.

By:	/s/ Rolf Stangl
Name:     Rolf Stangl

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Rolf Stangl	Principal Executive Officer

* Marco Haussener	Principal Financial Officer

* Arnold Pezzatti	Principal Accounting Officer

* Karl Joseph Eagle	Director

Monika Millinger	Director

* André Rosenstock	Director

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Closure Systems International (UK) Limited has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of York, Pennsylvania on May 11, 2012.

Closure Systems International (UK) Limited

By:	/s/ Malcolm Bundey
Name:     Malcolm Bundey

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Malcolm Bundey	Principal Executive Officer

* Robert Eugene Smith	Principal Financial Officer, Principal Accounting Officer and Director

Susan Foster	Director

* Francisco Javier Hernandez Munoz	Director

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrants have duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, Illinois on May 11, 2012.

IVEX Holdings, Ltd.
Kama Europe Limited

By:	/s/ John McGrath
Name:     John McGrath

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* John McGrath	Principal Executive Officer of each above named registrant

* Gary Thomas	Principal Financial Officer of each above named registrant

* Gino Mangione	Principal Accounting Officer of each above named registrant

* Paul Donald Thomas	Director of each above named registrant

* Stephen John Buttery	Director of each above named registrant

* Susan Foster	Director of each above named registrant

* Joseph Doyle	Authorized U.S. Representative of each above named registrant

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrants have duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, Illinois on May 11, 2012.

J. & W Baldwin (Holdings) Limited
Omni-Pac U.K. Limited
The Baldwin Group Limited

By:	/s/ John McGrath
Name:     John McGrath

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* John McGrath	Principal Executive Officer of each above named registrant

* Gary Thomas	Principal Financial Officer of each above named registrant

* Gino Mangione	Principal Accounting Officer of each above named registrant

* Helen Dorothy Golding	Director of each above named registrant

* Allen Philip Hugli	Director of each above named registrant

* Gregory Alan Cole	Director of each above named registrant

* Joseph Doyle	Authorized U.S. Representative of each above named registrant

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Reynolds Consumer Products (UK) Limited has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, Illinois on May 11, 2012.

Reynolds Consumer Products (UK) Limited

By:	/s/ Victor Lance Mitchell
Name:     Victor Lance Mitchell

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Victor Lance Mitchell	Principal Executive Officer

* Sandra Gleason	Principal Financial Officer

* Chris Mayrhofer	Principal Accounting Officer

* Gregory Alan Cole	Director

* Helen Dorothy Golding	Director

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Reynolds Subco (UK) Limited has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, Illinois on May 11, 2012.

Reynolds Subco (UK) Limited

By:	/s/ Victor Lance Mitchell
Name:     Victor Lance Mitchell

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Victor Lance Mitchell	Principal Executive Officer

* Sandra Gleason	Principal Financial Officer

* Chris Mayrhofer	Principal Accounting Officer

* Gary Thomas	Director

* Gregory Alan Cole	Director

* Michael Eugene Graham	Director

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, SIG Combibloc Limited has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Suzhou, China on May 11, 2012.

SIG Combibloc Limited

By:	/s/ Rolf Stangl
Name:     Rolf Stangl

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Rolf Stangl	Principal Executive Officer

* Marco Haussener	Principal Financial Officer

* Arnold Pezzatti	Principal Accounting Officer

* Malcolm Allum	Director

* Adrian Stanley Jackson	Director

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, SIG Holdings (UK) Limited has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Suzhou, China on May 11, 2012.

SIG Holdings (UK) Limited

By:	/s/ Rolf Stangl
Name:     Rolf Stangl

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Rolf Stangl	Principal Executive Officer

* Marco Haussener	Principal Financial Officer and Director

* Arnold Pezzatti	Principal Accounting Officer

* André Rosenstock	Director

* Adrian Stanley Jackson	Director

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrants have duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of York, Pennsylvania on May 11, 2012.

GPC Capital Corp. I
GPC Capital Corp. II
Graham Packaging Acquisition Corp.
Graham Packaging PET Technologies Inc.
Graham Packaging Plastic Products Inc.
Graham Packaging PX Holding Corporation
Graham Packaging Regioplast STS Inc.

By:	/s/ Malcolm Bundey
Name:     Malcolm Bundey

Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Malcolm Bundey whose signature appears below constitutes and appoints Helen Dorothy Golding, Allen Philip Hugli and Joseph Doyle, and each of them singly, as his or her true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and reform each and every act and thing requisite or necessary to be done in and about the premises, as such person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

/s/ Malcolm Bundey Malcolm Bundey	Chief Executive Officer of each above named registrant (Principal Executive Officer)

* Michael Eugene Graham	Chief Financial Officer of each above named registrant (Principal Financial Officer and Principal Accounting Officer)

* Helen Dorothy Golding	Director of each above named registrant

* Allen Philip Hugli	Director of each above named registrant

* Gregory Alan Cole	Director of each above named registrant

* Thomas James Degnan	Director of each above named registrant

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Graham Packaging PX, LLC has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of York, Pennsylvania on May 11, 2012.

Graham Packaging PX, LLC

By: Graham Packaging PX Holding Corporation, its sole member

By:	/s/ Malcolm Bundey
Name:     Malcolm Bundey

Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Malcolm Bundey whose signature appears below constitutes and appoints Helen Dorothy Golding, Allen Philip Hugli and Joseph Doyle, and each of them singly, as his or her true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and reform each and every act and thing requisite or necessary to be done in and about the premises, as such person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

/s/ Malcolm Bundey Malcolm Bundey	Chief Executive Officer of its sole member (Principal Executive Officer)

* Michael Eugene Graham	Chief Financial Officer of its sole member (Principal Financial Officer and Principal Accounting Officer)

* Helen Dorothy Golding	Director of its sole member

* Allen Philip Hugli	Director of its sole member

* Gregory Alan Cole	Director of its sole member

* Thomas James Degnan	Director of its sole member

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, GPACSUB LLC has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of York, Pennsylvania on May 11, 2012.

GPACSUB LLC

By: Graham Packaging Plastic Products Inc., its sole member

By:	/s/ Malcolm Bundey
Name:     Malcolm Bundey

Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Malcolm Bundey whose signature appears below constitutes and appoints Helen Dorothy Golding, Allen Philip Hugli and Joseph Doyle, and each of them singly, as his or her true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and reform each and every act and thing requisite or necessary to be done in and about the premises, as such person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

/s/ Malcolm Bundey Malcolm Bundey	Chief Executive Officer of its sole member (Principal Executive Officer)

* Michael Eugene Graham	Chief Financial Officer of its sole member (Principal Financial Officer and Principal Accounting Officer)

* Helen Dorothy Golding	Director of its sole member

* Allen Philip Hugli	Director of its sole member

* Gregory Alan Cole	Director of its sole member

* Thomas James Degnan	Director of its sole member

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the GPC Opco GP LLC has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of York, Pennsylvania on May 11, 2012.

GPC Opco GP LLC

By: Graham Packaging Holdings Company, its sole member
By: BCP/Graham Holdings L.L.C., the general
partner of Graham Packaging Holdings Company
By: Graham Packaging Company Inc., the sole
member of BCP/Graham Holdings L.L.C.

By:	/s/ Malcolm Bundey
Name:     Malcolm Bundey

Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Malcolm Bundey whose signature appears below constitutes and appoints Helen Dorothy Golding, Allen Philip Hugli and Joseph Doyle, and each of them singly, as his or her true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and reform each and every act and thing requisite or necessary to be done in and about the premises, as such person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

/s/ Malcolm Bundey Malcolm Bundey	Chief Executive Officer of Graham Packaging Company Inc. (Principal Executive Officer)

* Michael Eugene Graham	Chief Financial Officer of Graham Packaging Company Inc. (Principal Financial Officer and Principal Accounting Officer)

* Helen Dorothy Golding	Director of Graham Packaging Company Inc.

* Allen Philip Hugli	Director of Graham Packaging Company Inc.

* Gregory Alan Cole	Director of Graham Packaging Company Inc.

* Thomas James Degnan	Director of Graham Packaging Company Inc.

* /s/ Joseph Doyle Joseph Doyle Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Graham Packaging LP Acquisition LLC has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of York, Pennsylvania on May 11, 2012.

Graham Packaging LP Acquisition LLC

By: Graham Packaging PET Technologies Inc., its sole member

By:	/s/ Malcolm Bundey
Name:     Malcolm Bundey

Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Malcolm Bundey whose signature appears below constitutes and appoints Helen Dorothy Golding, Allen Philip Hugli and Joseph Doyle, and each of them singly, as his or her true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and reform each and every act and thing requisite or necessary to be done in and about the premises, as such person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

/s/ Malcolm Bundey Malcolm Bundey	Chief Executive Officer of its sole member (Principal Executive Officer)

* Michael Eugene Graham	Chief Financial Officer of its sole member (Principal Financial Officer and Principal Accounting Officer)

* Helen Dorothy Golding	Director of the sole member of its sole member

* Allen Philip Hugli	Director of the sole member of its sole member

* Gregory Alan Cole	Director of the sole member of its sole member

* Thomas James Degnan	Director of the sole member of its sole member

* /s/ Joseph Doyle Joseph Doyle Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrants have duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of York, Pennsylvania on May 11, 2012.

GPC Sub GP LLC
Graham Packaging Minster LLC
Graham Packaging West Jordan, LLC

By: Graham Packaging Company, L.P., its sole member
By: GPC Opco GP LLC, the general partner of Graham Packaging Company, L.P.
By: Graham Packaging Holdings Company, the sole member of GPC Opco GP LLC
By: BCP/Graham Holdings L.L.C., the general partner of Graham Packaging Holdings Company
By: Graham Packaging Company Inc., the sole member of BCP/Graham Holdings L.L.C.

By:	/s/ Malcolm Bundey
Name:     Malcolm Bundey

Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Malcolm Bundey whose signature appears below constitutes and appoints Helen Dorothy Golding, Allen Philip Hugli and Joseph Doyle, and each of them singly, as his or her true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and reform each and every act and thing requisite or necessary to be done in and about the premises, as such person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

/s/ Malcolm Bundey Malcolm Bundey	Chief Executive Officer of Graham Packaging Company Inc. (Principal Executive Officer)

* Michael Eugene Graham	Chief Financial Officer of Graham Packaging Company Inc. (Principal Financial Officer and Principal Accounting Officer)

* Helen Dorothy Golding	Director of Graham Packaging Company Inc.

Signature	Title

* Allen Philip Hugli	Director of Graham Packaging Company Inc.

* Gregory Alan Cole	Director of Graham Packaging Company Inc.

* Thomas James Degnan	Director of Graham Packaging Company Inc.

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Graham Packaging Company, L.P. has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of York, Pennsylvania on May 11, 2012.

Graham Packaging Company, L.P.

By: GPC Opco GP LLC, its general partner
By: Graham Packaging Holdings Company, the sole member of GPC Opco GP LLC
By: BCP/Graham Holdings L.L.C., the general
partner of Graham Packaging Holdings Company
By: Graham Packaging Company Inc., the sole
member of BCP/Graham Holdings L.L.C.

By:	/s/ Malcolm Bundey
Name:     Malcolm Bundey

Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Malcolm Bundey whose signature appears below constitutes and appoints Helen Dorothy Golding, Allen Philip Hugli and Joseph Doyle, and each of them singly, as his or her true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and reform each and every act and thing requisite or necessary to be done in and about the premises, as such person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

/s/ Malcolm Bundey Malcolm Bundey	Chief Executive Officer of Graham Packaging Company Inc. (Principal Executive Officer)

* Michael Eugene Graham	Chief Financial Officer of Graham Packaging Company Inc. (Principal Financial Officer and Principal Accounting Officer)

* Helen Dorothy Golding	Director of Graham Packaging Company Inc.

* Allen Philip Hugli	Director of Graham Packaging Company Inc.

Signature	Title

* Gregory Alan Cole	Director of Graham Packaging Company Inc.

* Thomas James Degnan	Director of Graham Packaging Company Inc.

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Graham Packaging Holdings Company has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of York, Pennsylvania on May 11, 2012.

Graham Packaging Holdings Company

By: BCP/Graham Holdings L.L.C., its general partner
By: Graham Packaging Company Inc., the sole
member of BCP/Graham Holdings L.L.C.

By:	/s/ Malcolm Bundey
Name:     Malcolm Bundey

Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Malcolm Bundey whose signature appears below constitutes and appoints Helen Dorothy Golding, Allen Philip Hugli and Joseph Doyle, and each of them singly, as his or her true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and reform each and every act and thing requisite or necessary to be done in and about the premises, as such person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

/s/ Malcolm Bundey Malcolm Bundey	Chief Executive Officer of Graham Packaging Company Inc. (Principal Executive Officer)

* Michael Eugene Graham	Chief Financial Officer of Graham Packaging Company Inc. (Principal Financial Officer and Principal Accounting Officer)

* Helen Dorothy Golding	Director of Graham Packaging Company Inc.

* Allen Philip Hugli	Director of Graham Packaging Company Inc.

* Gregory Alan Cole	Director of Graham Packaging Company Inc.

* Thomas James Degnan	Director of Graham Packaging Company Inc.

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Graham Packaging PX Company has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of York, Pennsylvania on May 11, 2012.

Graham Packaging PX Company

By: Graham Packaging PX Holding Corporation, the
partner of Graham Packaging PX Company and the
sole member of Graham Packaging PX, LLC, the
partner of Graham Packaging PX Company

By:	/s/ Malcolm Bundey
Name:     Malcolm Bundey

Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Malcolm Bundey whose signature appears below constitutes and appoints Helen Dorothy Golding, Allen Philip Hugli and Joseph Doyle, and each of them singly, as his or her true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and reform each and every act and thing requisite or necessary to be done in and about the premises, as such person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

/s/ Malcolm Bundey Malcolm Bundey	Chief Executive Officer of Graham Packaging PX Holding Corporation (Principal Executive Officer)

* Michael Eugene Graham	Chief Financial Officer of Graham Packaging PX Holding Corporation (Principal Financial Officer and Principal Accounting Officer)

* Helen Dorothy Golding	Director of Graham Packaging PX Holding Corporation

* Allen Philip Hugli	Director of Graham Packaging PX Holding Corporation

* Gregory Alan Cole	Director of Graham Packaging PX Holding Corporation

* Thomas James Degnan	Director of Graham Packaging PX Holding Corporation

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Graham Recycling Company, L.P. has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of York, Pennsylvania on May 11, 2012.

Graham Recycling Company, L.P.

By: GPC Sub GP LLC, its general partner
By: Graham Packaging Company, L.P., the sole
member of GPC Sub GP LLC
By: GPC Opco GP LLC, the general partner of
Graham Packaging Company, L.P.
By: Graham Packaging Holdings Company, the sole
member of GPC Opco GP LLC
By: BCP/Graham Holdings L.L.C., the general
partner of Graham Packaging Holdings Company
By: Graham Packaging Company Inc., the sole
member of BCP/Graham Holdings L.L.C.

By:	/s/ Malcolm Bundey
Name:     Malcolm Bundey

Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Malcolm Bundey whose signature appears below constitutes and appoints Helen Dorothy Golding, Allen Philip Hugli and Joseph Doyle, and each of them singly, as his or her true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and reform each and every act and thing requisite or necessary to be done in and about the premises, as such person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

/s/ Malcolm Bundey Malcolm Bundey	Chief Executive Officer of Graham Packaging Company Inc. (Principal Executive Officer)

* Michael Eugene Graham	Chief Financial Officer of Graham Packaging Company Inc. (Principal Financial Officer and Principal Accounting Officer)

* Helen Dorothy Golding	Director of Graham Packaging Company Inc.

Signature	Title

* Allen Philip Hugli	Director of Graham Packaging Company Inc.

* Gregory Alan Cole	Director of Graham Packaging Company Inc.

* Thomas James Degnan	Director of Graham Packaging Company Inc.

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Graham Packaging LC, L.P. has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of York, Pennsylvania on May 11, 2012.

Graham Packaging LC, L.P.

By: Graham Packaging GP Acquisition LLC, its
general partner
By: Graham Packaging PET Technologies Inc., the
sole member of Graham Packaging GP Acquisition
LLC

By:	/s/ Malcolm Bundey
Name:     Malcolm Bundey

Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Malcolm Bundey whose signature appears below constitutes and appoints Helen Dorothy Golding, Allen Philip Hugli and Joseph Doyle, and each of them singly, as his or her true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and reform each and every act and thing requisite or necessary to be done in and about the premises, as such person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

/s/ Malcolm Bundey Malcolm Bundey	Chief Executive Officer of Graham Packaging PET Technologies Inc. (Principal Executive Officer)

* Michael Eugene Graham	Chief Financial Officer of Graham Packaging PET Technologies Inc. (Principal Financial Officer and Principal Accounting Officer)

* Helen Dorothy Golding	Director of Graham Packaging PET Technologies Inc.

* Allen Philip Hugli	Director of Graham Packaging PET Technologies Inc.

* Gregory Alan Cole	Director of Graham Packaging PET Technologies Inc.

* Thomas James Degnan	Director of Graham Packaging PET Technologies Inc.

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Beverage Packaging Holdings (Luxembourg) IV S.à r.l. has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, Illinois on May 11, 2012.

Beverage Packaging Holdings (Luxembourg) IV
S.à r.l.

By:	/s/ Thomas James Degnan
Name:     Thomas James Degnan

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

* Thomas James Degnan	Principal Executive Officer

* Allen Philip Hugli	Principal Financial Officer and Principal Accounting Officer

* Gregory Cole	A Director

* Chok Kien Lo (Stewart) Kam-Cheong	B Director

* Herman Schommarz	B Director

* Joseph Doyle	Authorized U.S. Representative

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Graham Packaging GP Acquisition LLC has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of York, Pennsylvania on May 11, 2012.

Graham Packaging GP Acquisition LLC

By:	Graham Packaging PET Technologies Inc., its sole member

By:	/s/ Malcolm Bundey
Name:     Malcolm Bundey

Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Malcolm Bundey whose signature appears below constitutes and appoints Helen Dorothy Golding, Allen Philip Hugli and Joseph Doyle, and each of them singly, as his or her true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and reform each and every act and thing requisite or necessary to be done in and about the premises, as such person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed on May 11, 2012 by the following persons in the capacities indicated.

Signature	Title

/s/ Malcolm Bundey Malcolm Bundey	Chief Executive Officer of its sole member (Principal Executive Officer)

* Michael Eugene Graham	Chief Financial Officer of its sole member (Principal Financial Officer and Principal Accounting Officer)

* Helen Dorothy Golding	Director of its sole member

* Allen Philip Hugli	Director of its sole member

* Gregory Alan Cole	Director of its sole member

* Thomas James Degnan	Director of its sole member

* /s/ Joseph Doyle Joseph Doyle Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number		Exhibit Description

2	.1.*	Stock Purchase Agreement by and among Reynolds Consumer Products (NZ) Limited, Beverage Packaging Holdings (Luxembourg) III S.à r.l. and Reynolds Group Holding Inc., dated October 15, 2009
2	.2.*	Stock Purchase Agreement by and between Beverage Packaging Holdings (Luxembourg) III S.à r.l. and Closure Systems International (NZ) Limited, dated October 15, 2009
2	.3.*	Stock Purchase Agreement by and among Reynolds Packaging (NZ) Limited, Beverage Packaging Holdings (Luxembourg) III S.A R.L., Closure Systems International BV and Reynolds Group Holdings Inc., dated September 1, 2010
2	.4.*	Asset Purchase Agreement between Whakatane Mill Limited and Carter Holt Harvey Limited, dated as of April 25, 2010
2	.5.*	Reorganization Agreement by and among Carter Holt Harvey Limited, Beverage Packaging Holdings (Luxembourg) III S.A R.L., Reynolds Group Holdings Inc., Evergreen Packaging US Limited and Evergreen Packaging New Zealand Limited, dated April 25, 2010
2	.6.*	Agreement and Plan of Merger between Rank Group Limited, Reynolds Group Holdings Limited, Reynolds Corporation and Pactiv Corporation, dated August 16, 2010
2	.7.*	Stock Purchase Agreement by and among Cascades USA, Inc. and Reynolds Group Holdings Limited, dated as of March 3, 2011
2	.8.	Stock and Unit Purchase Agreement by and among Liquid Container L.P., each of the stockholders of Liquid Container Inc., CPG-L Holdings Inc., and WCK-L Holdings Inc., and each of the limited partners of Liquid Container L.P., Graham Packaging Acquisition Corp. and Graham Packaging Acquisition Corp., dated as of August 9, 2010 (incorporated by reference to Exhibit 2.1 to Graham Packaging Company Inc.’s Current Report on Form 8-K (No. 001-34621) filed August 13, 2010)
2	.9.	Agreement and Plan of Merger between Reynolds Group Holdings Limited, Bucephalas Acquisition Corp. and Graham Packaging Company Inc., dated as of June 17, 2011 (incorporated by reference to Exhibit 2.1 to Graham Packaging Company Inc.’s Current Report on Form 8-K (No. 001-34621) filed June 22, 2011)
2	.10.	Amendment to the Agreement and Plan of Merger between Reynolds Group Holdings Limited, Bucephalas Acquisition Corp. and Graham Packaging Company Inc., dated as of June 17, 2011 (incorporated by reference to Exhibit 2.2 to Graham Packaging Company Inc.’s Current Report on Form 8-K (No. 001-34621) filed June 22, 2011)
3	.1.*	Constitution of Reynolds Group Holdings Limited
3	.2.*	Certificate of Incorporation of Reynolds Group Issuer Inc.
3	.3.*	By-Laws of Reynolds Group Issuer Inc.
3	.4.*	Certificate of Formation of Reynolds Group Issuer LLC
3	.5.*	Limited Liability Company Agreement of Reynolds Group Issuer LLC
3	.6.*	Articles of Association of Reynolds Group Issuer (Luxembourg) S.A.
3	.7.*	Certificate of Incorporation of Bakers Choice Products, Inc.
3	.8.*	Second Amended and Restated By-Laws of Bakers Choice Products, Inc.
3	.9.*	Third Restated Certificate of Incorporation of Blue Ridge Holding Corp.
3	.10.*	Amended and Restated By-Laws of Blue Ridge Holding Corp.
3	.11.*	Certificate of Incorporation of Blue Ridge Paper Products Inc.
3	.12.*	The Amended and Restated By-Laws of Blue Ridge Paper Products Inc.
3	.13.*	Amended and Restated Certificate of Incorporation of Closure Systems International Americas, Inc.
3	.14.*	By-Laws of Closure Systems International Americas, Inc.
3	.15.*	Certificate of Incorporation of Closure Systems International Holdings Inc.
3	.16.*	By-Laws of Closure Systems International Inc. (now known as Closure Systems International Holdings Inc.)

Exhibit Number		Exhibit Description

3	.17.*	Certificate of Incorporation of Closure Systems International Inc.
3	.18.*	Amended and Restated By-Laws of Closure Systems International Inc.
3	.19.*	Certificate of Formation of Closure Systems Mexico Holdings LLC
3	.20.*	Amended and Restated Limited Liability Company Agreement of Closure Systems Mexico Holdings LLC
3	.21.*	Certificate of Formation of CSI Mexico LLC
3	.22.*	Amended and Restated Limited Liability Company Agreement of CSI Mexico LLC
3	.23.*	Certificate of Incorporation of CSI Sales & Technical Services Inc.
3	.24.*	By-Laws of CSI Sales & Technical Services Inc.
3	.25.*	Certificate of Incorporation of Evergreen Packaging Inc.
3	.26.*	Amended and Restated By-Laws of Evergreen Packaging Inc.
3	.27.*	Certificate of Incorporation of Evergreen Packaging International (US) Inc.
3	.28.*	Amended and Restated By-Laws of Evergreen Packaging International (US) Inc.
3	.29.*	Certificate of Incorporation of Evergreen Packaging USA Inc.
3	.30.*	Amended and Restated By-Laws of Evergreen Packaging USA Inc.
3	.31.*	Certificate of Formation of Reynolds Consumer Products Holdings LLC (formerly known as Reynolds Consumer Products Holdings Inc.)
3	.32.*	Limited Liability Company Agreement of Reynolds Consumer Products Holdings LLC (formerly known as Reynolds Consumer Products Holdings Inc.)
3	.33.*	Certificate of Incorporation of Reynolds Presto Products Inc. (formerly known as Reynolds Consumer Products Inc.)
3	.34.*	Seconded Amended and Restated By-Laws of Reynolds Consumer Products Inc. (now known as Reynolds Presto Products Inc.)
3	.35.*	Certificate of Incorporation of Reynolds Flexible Packaging Inc.
3	.36.*	By-Laws of Reynolds Flexible Packaging Inc.
3	.37.*	Certificate of Incorporation of Reynolds Consumer Products Inc. (formerly known as Reynolds Foil Inc.)
3	.38.*	By-Laws of Reynolds Aluminum Inc. (now known as Reynolds Consumer Products Inc., formerly known as Reynolds Foil Inc.)
3	.39.*	Certificate of Formation of Reynolds Food Packaging LLC
3	.40.*	Amended and Restated Limited Liability Company Agreement of Reynolds Food Packaging LLC
3	.41.*	Certificate of Incorporation of Reynolds Group Holdings Inc.
3	.42.*	By-Laws of Reynolds Group Holdings Inc.
3	.43.*	Certificate of Formation of Reynolds Packaging Holdings LLC (formerly known as Reynolds Packaging Inc.)
3	.44.*	Limited Liability Company Agreement of Reynolds Packaging Holdings LLC (formerly known as Reynolds Packaging Inc.)
3	.45.*	Certificate of Incorporation of Reynolds Packaging Kama Inc.
3	.46.*	Amended and Restated By-Laws of Reynolds Packaging Kama Inc.
3	.47.*	Certificate of Formation of Reynolds Packaging LLC
3	.48.*	Amended and Restated Limited Liability Company Agreement of Alcoa Packaging LLC (now known as Reynolds Packaging LLC)
3	.49.*	Certificate of Incorporation of Closure Systems International Packaging Machinery Inc.
3	.50.*	By-Laws of Alcoa Packaging Machinery, Inc. (now known as Closure Systems International Packaging Machinery Inc.)
3	.51.*	Certificate of Incorporation of Reynolds Services Inc.

Exhibit Number		Exhibit Description

3	.52.*	By-Laws of Reynolds Services Inc.
3	.53.*	Amended and Restated Certificate of Incorporation of SIG Combibloc Inc.
3	.54.*	Amended and Restated By-Laws of SIG Combibloc Inc.
3	.55.*	Certificate of Formation of SIG Holding USA, LLC (formerly known as SIG Holding USA, Inc.)
3	.56.*	Limited Liability Company Agreement of SIG Holding USA, LLC (formerly known as SIG Holding USA, Inc.)
3	.57.*	Articles of Incorporation of Southern Plastics Inc.
3	.58.*	By-Laws of Southern Plastics Inc.
3	.59.*	Articles of Incorporation of Ultra Pac, Inc.
3	.60.*	By-Laws of Package Acquisition, Inc. (now known as Ultra Pac, Inc.)
3	.61.*	Limited Liability Company Articles of Organization of BRPP, LLC
3	.62.*	Operating Agreement of BRRP, LLC
3	.63.*	Constitution of Whakatane Mill Australia Pty Limited
3	.64.*	Articles of Association of SIG Austria Holding GmbH
3	.65.*	Articles of Association of SIG Combibloc GmbH
3	.66.*	Articles of Association of SIG Combibloc GmbH & Co KG
3	.67.*	Twelfth Amendment and Consolidation of the Articles of Incorporation of Closure Systems International (Brazil) Sistemas de Vedaçäo Ltda.
3	.68.*	Twenty-Third Amendment and Consolidation of the Articles of Incorporation of SIG Beverages Brasil Ltda.
3	.69.*	Forty-Second Amendment and Consolidation of the Articles of Incorporation of SIG Combibloc do Brasil Ltda.
3	.70.*	Memorandum of Association and Articles of Association of CSI Latin American Holdings Corporation (formerly known as Alcoa Latin American Holdings Corporation)
3	.71.*	Amendment and Restatment of Articles of Incorporation of Dopaco, Inc.
3	.72.*	Amended and Restated By-laws of Dopaco, Inc.
3	.73.*	Articles of Amalgamation of Evergreen Packaging Canada Limited
3	.74.*	By-Law No. 1A of Evergreen Packaging Canada Limited
3	.75.*	Certificate of Amalgamation of Reynolds Food Packaging Canada Inc.
3	.76.*	Articles of Association of Evergreen Packaging (Luxembourg) S.à r.l
3	.77.*	Articles of Incorporation of CSI Closure Systems Manufacturing de Centro America, S.R.L.
3	.78.*	Company Agreement of Closure Systems International Deutschland GmbH
3	.79.*	Articles of Association of Closure Systems International Holdings (Germany) GmbH
3	.80.*	Articles of Association of SIG Beverages Germany GmbH
3	.81.*	Articles of Association of SIG Combibloc GmbH
3	.82.*	Articles of Association of SIG Combibloc Holding GmbH
3	.83.*	Articles of Association of SIG Combibloc Systems GmbH
3	.84.*	Articles of Association of SIG Combibloc Zerspanungstechnik GmbH
3	.85.*	Articles of Association of SIG Euro Holding AG & Co. KgaA
3	.86.*	Articles of Association of SIG Information Technology GmbH
3	.87.*	Articles of Association of SIG International Services GmbH
3	.88.*	Articles of Association of SIG Beteiligungs GmbH
3	.89.*	Memorandum and Articles of Incorporation of SIG Asset Holdings Limited
3	.90.*	Memorandum and Articles of Association of Closure Systems International (Hong Kong) Limited
3	.91.*	Memorandum and Articles of Association of Evergreen Packaging (Hong Kong) Limited

Exhibit Number		Exhibit Description

3	.92.*	Memorandum and Articles of Association of SIG Combibloc Limited
3	.93.*	Deed of Foundation for a Single Member Limited Liability Company of Closure Systems International Holdings (Hungary) Kft.
3	.94.*	Deed of Foundation for a Single Member Limited Liability Company of CSI Hungary Manufacturing and Trading Limited Liability Company
3	.95.*	Articles of Incorporations of Closure Systems International Holdings (Japan) KK
3	.96.*	Articles of Incorporations of Closure Systems International Japan, Limited
3	.97.*	Updated Articles of Association of Beverage Packaging Holdings (Luxembourg) I S.A.
3	.98.*	Updated Articles of Association of Beverage Packaging Holdings (Luxembourg) III S.à r.l
3	.99.*	By-Laws of Bienes Industriales del Norte S.A. de C.V.
3	.100.*	By-Laws of CSI en Ensenada, S. de R.L. de C.V.
3	.101.*	By-Laws of CSI en Saltillo, S. de R.L. de C.V.
3	.102.*	By-Laws of CSI Tecniservicio, S. de R.L. de C.V.
3	.103.*	By-Laws of Evergreen Packaging Mexico, S. de R.L. de C.V.
3	.104.*	By-Laws of Grupo CSI de Mexico, S. de R.L. de C.V.
3	.105.*	By-Laws of Maxpack, S. de R.L. de C.V.
3	.106.*	By-Laws of Reynolds Metals Company de Mexico, S. de R.L. de C.V.
3	.107.*	By-Laws of Técnicos de Tapas Innovativas, S.A de C.V.
3	.108.*	Articles of Association of Closure Systems International B.V.
3	.109.*	Articles of Association of Evergreen Packaging International B.V.
3	.110.*	Articles of Association of Reynolds Consumer Products International B.V.
3	.111.*	Articles of Association of Reynolds Packaging International B.V.
3	.112.*	Constitution of Kalimdor Investments Limited (now known as Whakatane Mill Limited)
3	.113.*	Articles of Incorporation of SIG allCap AG
3	.114.*	Articles of Incorporation of SIG Combibloc (Schweiz) AG
3	.115.*	Articles of Incorporation of SIG Combibloc Group AG
3	.116.*	Organizational Bylaws of SIG Combibloc Group AG
3	.117.*	Articles of Incorporation of SIG Combibloc Procurement AG
3	.118.*	Organizational Bylaws of SIG Combibloc Procurement AG
3	.119.*	Articles of Incorporation of SIG Reinag AG
3	.120.*	Articles of Incorporation of SIG Schweizerische Industrie-Gesellschaft AG
3	.121.*	Articles of Incorporation of SIG Technology AG
3	.122.*	Memorandum of Association of SIG Combibloc Ltd. (Thailand)
3	.123.*	Articles of Association of SIG Combibloc Ltd. (Thailand)
3	.124.*	Memorandum of Association of Closure Systems International (UK) Limited
3	.125.*	Articles of Association of Closure Systems International (UK) Limited
3	.126.*	Memorandum of Association of Ivex Holdings, Ltd.
3	.127.*	Articles of Association of Ivex Holdings, Ltd.
3	.128.*	Memorandum of Association of Kama Europe Limited
3	.129.*	Articles of Association of Kama Europe Limited
3	.130.*	Memorandum of Association of Reynolds Consumer Products (UK) Limited
3	.131.*	Articles of Association of Reynolds Consumer Products (UK) Limited
3	.132.*	Memorandum of Association of Reynolds SubCo (UK) Limited
3	.133.*	Articles of Association Baco Consumer Products Limited (now known as Reynolds SubCo (UK) Limited)

Exhibit Number		Exhibit Description

3	.134.*	Memorandum of Association of SIG Combibloc Limited
3	.135.*	Articles of Association of SIG Combibloc Limited
3	.136.*	Memorandum of Association of SIG Holdings (UK) Limited
3	.137.*	New Articles of Association of SIG Holdings (UK) Limited
3	.138.*	Articles of Incorporation of Dopaco Canada, Inc.
3	.139.*	By-laws of Dopaco Canada, Inc.
3	.140.*	Articles of Incorporation of Garven Incorporated.
3	.141.*	By-laws of Garven Incorporated
3	.142.*	Articles of Incorporation of Conference Cup Ltd.
3	.143.*	By-laws of Conference Cup Ltd. .
3	.144.*	Certificate of Formation of Pactiv LLC (formerly known as Pactiv Corporation)
3	.145.*	Limited Liability Company Agreement of Pactiv LLC (formerly known as Pactiv Corporation)
3	.146.*	Certificate of Formation of Pactiv Factoring LLC
3	.147.*	Amended and Restated Limited Liability Company Agreement of Pactiv Factoring LLC
3	.148.*	Certificate of Incorporation of Pactiv Germany Holdings, Inc.
3	.149.*	Amended and Restated By-Laws of Pactiv Germany Holdings, Inc.
3	.150.*	Certificate of Incorporation of Pactiv International Holdings Inc.
3	.151.*	Amended and Restated By-Laws of Pactiv International Holdings Inc.
3	.152.*	Certificate of Formation of Pactiv Management Company LLC
3	.153.*	Limited Liability Company Agreement of Pactiv Management Company LLC
3	.154.*	Certificate of Formation of Pactiv Retirement Administration LLC
3	.155.*	Amended and Restated Limited Liability Company Agreement of Pactiv Retirement Administration LLC
3	.156.*	Certificate of Formation of Pactiv RSA LLC
3	.157.*	Amended and Restated Limited Liability Company Agreement of Pactiv RSA LLC
3	.158.*	Certificate of Incorporation of PCA West Inc.
3	.159.*	Amended and Restated By-Laws of PCA West Inc.
3	.160.*	Amended and Restated Certificate of Incorporation of Prairie Packaging, Inc.
3	.161.*	Amended and Restated By-Laws of Prairie Packaging, Inc.
3	.162.*	Fourth Amended and Restated Certificate of Incorporation of PWP Holdings, Inc.
3	.163.*	Amended and Restated By-Laws of PWP Holdings, Inc.
3	.164.*	Amended and Restated Certificate of Incorporation of PWP Industries, Inc.
3	.165.*	Amended and Restated By-Laws of PWP Industries, Inc. .
3	.166.*	Restated Certificate of Incorporation of Newspring Industrial Corp.
3	.167.*	Amended and Restated By-Laws of Newspring Industrial Corp.
3	.168.*	Memorandum of Association of J. &W. Baldwin (Holdings) Limited
3	.169.*	Articles of Association of J. & W. Baldwin (Holdings) Limited
3	.170.*	Memorandum of Association of The Baldwin Group Limited
3	.171.*	Articles of Association of The Baldwin Group Limited
3	.172.*	Memorandum of Association of Omni-Pac U.K. Limited
3	.173.*	Articles of Association of Omni-Pac U.K. Limited
3	.174.*	Articles of Association of Omni-Pac Ekco GmbH Verpackungsmittel
3	.175.*	Articles of Association of Omni-Pac GmbH Verpackungsmittel
3	.176.*	Articles of Association of Pactiv Deutschland Holdinggesellschaft Mbh

Exhibit Number		Exhibit Description

3	.177.*	Certificate of Incorporation of Reynolds Manufacturing, Inc.
3	.178.*	By-laws of Pactiv Foodservice Mexico, S. de R.L. de C.V. (formerly known as Central de Bolsas, S. de R.L. de C.V.)
3	.179.*	By-laws of Grupo Corporativo Jaguar, S.A. de C.V.
3	.180.*	By-laws of Pactiv Mexico, S. de R.L. de C.V.
3	.181.*	By-laws of Servicios Industriales Jaguar, S.A. de C.V.
3	.182.*	By-laws of Servicio Terrestre Jaguar, S.A. de C.V.
3	.183.*	Articles of Amalgamation of Pactiv Canada Inc.
3	.184.*	By-Law No. 1 of Pactiv Canada Inc.
3	.185.*	Certificate of Formation of BCP/Graham Holdings L.L.C.
3	.186.*	Limited Liability Company Agreement of BCP/Graham Holdings L.L.C.
3	.187.*	Certificate of Formation of GPC Holdings LLC
3	.188.*	Limited Liability Company Agreement of GPC Holdings LLC
3	.189.*	Certificate of Incorporation of Graham Packaging Company Inc.
3	.190.*	By-laws of Graham Packaging Company Inc.
3	.191.*	By-laws of Reynolds Manufacturing, Inc.
3	.192.*	Certificate of Incorporation of RenPac Holdings Inc.
3	.193.*	By-laws of RenPac Holdings Inc.
3	.194.	Certificate of Formation of GPACSUB LLC (incorporated by reference to Exhibit 3.54 to Graham Packaging Holdings Company’s Registration Statement on Form S-4 (No. 333-167976-18) filed July 2, 2010)
3	.195.*	Amended and Restated Limited Liability Company Agreement of GPACSUB LLC
3	.196.	Certificate of Incorporation of GPC Capital Corp. I (incorporated by reference to Exhibit 3.3 to Graham Packaging Holdings Company’s Registration Statement on Form S-4 (No. 333-53603-03) filed May 26, 1998)
3	.197.	By-Laws of GPC Capital Corp. I (incorporated by reference to Exhibit 3.4 to Graham Packaging Holdings Company’s Registration Statement on Form S-4 (No. 333-53603-03) filed May 26, 1998)
3	.198.	Certificate of Incorporation of GPC Capital Corp. II (incorporated by reference to Exhibit 3.7 to Graham Packaging Holdings Company’s Registration Statement on Form S-4 (No. 333-53603-03) filed May 26, 1998)
3	.199.	By-Laws of GPC Capital Corp. II (incorporated by reference to Exhibit 3.8 to Graham Packaging Holdings Company’s Registration Statement on Form S-4 (No. 333-53603-03) filed May 26, 1998)
3	.200.	Certificate of Formation of GPC Opco GP, LLC (incorporated by reference to Exhibit 3.9 to Graham Packaging Holdings Company’s Registration Statement on Form S-4 (No. 333-125173-01) filed May 26, 1998)
3	.201.	Limited Liability Company Agreement of GPC Opco GP, LLC (incorporated by reference to Exhibit 3.11 to Graham Packaging Company, L.P.’s Registration Statement on Form S-4 (No. 333-125173-01) filed May 24, 2005)
3	.202.	Certificate of Formation of GPC Sub GP LLC (incorporated by reference to Exhibit 3.11 to Graham Packaging Holdings Company’s Registration Statement on Form S-4 (No. 333-125173-02) filed May 24, 2005)
3	.203.	Limited Liability Company Agreement of GPC Sub GP LLC (incorporated by reference to Exhibit 3.11 to Graham Packaging Holdings Company’s Registration Statement on Form S-4 (No. 333-125173-02) filed May 24, 2005)
3	.204.	Certificate of Incorporation of Graham Packaging Acquisition Corp. (incorporated by reference to Exhibit 3.23 to Graham Packaging Holdings Company’s Registration Statement on Form S-4 (No. 333-125173-02) filed May 24, 2005)

Exhibit Number		Exhibit Description

3	.205.	By-Laws of Graham Packaging Acquisition Corp. (incorporated by reference to Exhibit 3.24 to Graham Packaging Holdings Company’s Registration Statement on Form S-4 (No. 333-125173-02) filed May 24, 2005)
3	.206.*	Amended and Restated Certificate of Limited Partnership of Graham Packaging Company, L.P.
3	.207.	Amended and Restated Agreement of Limited Partnership of Graham Packaging Company, L.P. (incorporated by reference to Exhibit 3.2 to Graham Packaging Holdings Company’s Registration Statement on Form S-4 (No. 333-53603-03) filed May 26, 1998)
3	.208.*	Amendment No. 1 to the Amended and Restated Agreement of Limited Partnership of Graham Packaging Company, L.P.
3	.209.*	Limited Liability Company Agreement of Graham Packaging GP Acquisition LLC
3	.210.*	Certificate of Formation of Graham Packaging GP Acquisition LLC
3	.211.*	Amended and Restated Certificate of Limited Partnership of Graham Packaging LC, L.P.
3	.212.*	Fifth Amended and Restated Agreement of Limited Partnership of Graham Packaging LC, L.P.
3	.213.	Certificate of Formation of Graham Packaging LP Acquisition LLC (incorporated by reference to Exhibit 3.72 to Graham Packaging Holdings Company’s Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)
3	.214.	Limited Liability Company Agreement of Graham Packaging LP Acquisition LLC (incorporated by reference to Exhibit 3.73 to Graham Packaging Holdings Company’s Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)
3	.215.	Amended and Restated Certificate of Incorporation of Graham Packaging PET Technologies Inc. (incorporated by reference to Exhibit 3.26 to Graham Packaging Holdings Company’s Registration Statement on Form S-4 (No. 333-167976-18) filed July 2, 2010)
3	.216.	Amended and Restated By-Laws of Graham Packaging PET Technologies Inc. (incorporated by reference to Exhibit 3.28 to Graham Packaging Holdings Company’s Registration Statement on Form S-4 (No. 333-125173-02) filed May 24, 2005)
3	.217.	Certificate of Incorporation of Graham Packaging Plastic Products Inc. (incorporated by reference to Exhibit 3.25 to Graham Packaging Holdings Company’s Registration Statement on Form S-4 (No. 333-125173-02) filed May 24, 2005)
3	.218.	Amendment to the Restated Certificate of Incorporation of Graham Packaging Plastic Products Inc. (incorporated by reference to Exhibit 3.24 to Graham Packaging Holdings Company’s Registration Statement on Form S-4 (No. 333-167976-18) filed July 2, 2010)
3	.219.	By-Laws of Graham Packaging Plastic Products Inc. (incorporated by reference to Exhibit 3.26 to Graham Packaging Holdings Company’s Registration Statement on Form S-4 (No. 333-125173-02) filed May 24, 2005)
3	.220.	Certificate of Incorporation of Graham Packaging PX Holding Corporation (incorporated by reference to Exhibit 3.59 to Graham Packaging Holdings Company’s Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)
3	.221.	Certificate of Amendment of Certificate of Incorporation of Graham Packaging PX Holding Corporation (incorporated by reference to Exhibit 3.60 to Graham Packaging Holdings Company’s Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)
3	.222.	Certificate of Amendment of Certificate of Incorporation of Graham Packaging PX Holding Corporation (incorporated by reference to Exhibit 3.61 to Graham Packaging Holdings Company’s Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)
3	.223.	By-Laws of Graham Packaging PX Holding Corporation (incorporated by reference to Exhibit 3.62 to Graham Packaging Holdings Company’s Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)
3	.224.	Certificate of Incorporation of Graham Packaging Regioplast STS Inc. (incorporated by reference to Exhibit 3.29 to Graham Packaging Holdings Company’s Registration Statement on Form S-4 (No. 333-125173-02) filed May 24, 2005)

Exhibit Number		Exhibit Description

3	.225.	By-Laws of Graham Packaging Regioplast STS Inc. (incorporated by reference to Exhibit 3.30 to Graham Packaging Holdings Company’s Registration Statement on Form S-4 (No. 333-125173-02) filed May 24, 2005)
3	.226.	Partnership Agreement of Graham Packaging PX Company (incorporated by reference to Exhibit 3.54 to Graham Packaging Holdings Company’s Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)
3	.227.	Form of First Amendment to Partnership Agreement of Graham Packaging PX Company (incorporated by reference to Exhibit 3.55 to Graham Packaging Holdings Company’s Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)
3	.228.	Second Amendment to Partnership Agreement of Graham Packaging PX Company (incorporated by reference to Exhibit 3.56 to Graham Packaging Holdings Company’s Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)
3	.229.	Third Amendment to Partnership Agreement of Graham Packaging PX Company (incorporated by reference to Exhibit 3.57 to Graham Packaging Holdings Company’s Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)
3	.230.	Fourth Amendment to Partnership Agreement of Graham Packaging PX Company (incorporated by reference to Exhibit 3.58 to Graham Packaging Holdings Company’s Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)
3	.231.	Articles of Incorporation of Graham Packaging PX, LLC (incorporated by reference to Exhibit 3.63 to Graham Packaging Holdings Company’s Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)
3	.232.	Certificate of Amendment of Articles of Incorporation of Graham Packaging PX, LLC (incorporated by reference to Exhibit 3.64 to Graham Packaging Holdings Company’s Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)
3	.233.	Articles of Conversion of Graham Packaging PX, LLC (incorporated by reference to Exhibit 3.65 to Graham Packaging Holdings Company’s Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)
3	.234.	Certificate of Amendment to the Certificate of Formation of Graham Packaging PX, LLC (incorporated by reference to Exhibit 3.66 to Graham Packaging Holdings Company’s Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)
3	.235.*	Amended and Restated Single Member Operating Agreement of Graham Packaging PX, LLC
3	.236.	Articles of Organization of Graham Packaging Minster LLC (incorporated by reference to Exhibit 3.40 to Graham Packaging Holdings Company’s Registration Statement on Form S-4 (No. 333-167976-18) filed July 2, 2010)
3	.237.	Operating Agreement of Graham Packaging Minster LLC (incorporated by reference to Exhibit 3.41 to Graham Packaging Holdings Company’s Registration Statement on Form S-4 (No. 333-167976-18) filed July 2, 2010)
3	.238.	Amended and Restated Certificate of Limited Partnership of Graham Packaging Holdings Company (incorporated by reference to Exhibit 3.5 to Graham Packaging Holdings Company’s Registration Statement on Form S-4 (No. 333-53603-03) filed July 13, 1998)
3	.239.*	Seventh Amended and Restated Agreement of Limited Partnership of Graham Packaging Holdings Company
3	.240.	Amended and Restated Certificate of Limited Partnership of Graham Recycling Company, L.P. (incorporated by reference to Exhibit 3.17 to Graham Packaging Holdings Company’s Registration Statement on Form S-4 (No. 333-125173-02) filed May 24, 2005)
3	.241.	Amended and Restated Agreement of Limited Partnership of Graham Recycling Company, L.P. (incorporated by reference to Exhibit 3.18 to Graham Packaging Holdings Company’s Registration Statement on Form S-4 (No. 333-125173-02) filed May 24, 2005)
3	.242.	Amended and Restated Articles of Organization of Graham Packaging West Jordan, LLC (incorporated by reference to Exhibit 3.21 to Graham Packaging Holdings Company’s Registration Statement on Form S-4 (No. 333-125173-02) filed May 24, 2005)

Exhibit Number		Exhibit Description

3	.243.	Operating Agreement of Graham Packaging West Jordan, LLC (incorporated by reference to Exhibit 3.22 to Graham Packaging Holdings Company’s Registration Statement on Form S-4 (No. 333-125173-02) filed May 24, 2005)
3	.244.*	Deed of Incorporation of Beverage Packaging Holdings (Luxembourg) IV S.àr.l
4	.1.*	7.75% Senior Secured Notes due 2016 Indenture, dated as of November 5, 2009, among Reynolds Group DL Escrow Inc., Reynolds Group Escrow LLC and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent
4	.1.1.*	First Supplemental Indenture to the 7.75% Senior Secured Notes due 2016 Indenture, dated as of November 5, 2009, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent
4	.1.2.*	Second Supplemental Indenture to the 7.75% Senior Secured Notes due 2016 Indenture, dated as of December 2, 2009, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent
4	.1.3.*	Third Supplemental Indenture to the 7.75% Senior Secured Notes due 2016 Indenture, dated as of January 29, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent
4	.1.4.*	Fourth Supplemental Indenture to the 7.75% Senior Secured Notes due 2016 Indenture, dated as of February 2, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, and Closure Systems International Americas, Inc., as additional guarantor and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent
4	.1.5.*	Fifth Supplemental Indenture to the 7.75% Senior Secured Notes due 2016 Indenture, dated as of February 25, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, Closure Systems International (Hong Kong) Limited and SIG Combibloc Limited, as additional guarantors and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent
4	.1.6.*	Sixth Supplemental Indenture to the 7.75% Senior Secured Notes due 2016 Indenture, dated as of March 4, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent
4	.1.7.*	Seventh Supplemental Indenture to the 7.75% Senior Secured Notes due 2016 Indenture, dated as of March 30, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent
4	.1.8.*	Eighth Supplemental Indenture to the 7.75% Senior Secured Notes due 2016 Indenture, dated as of May 4, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

Exhibit Number		Exhibit Description

4	.1.9.*	Ninth Supplemental Indenture to the 7.75% Senior Secured Notes due 2016 Indenture, dated as of June 17, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, Whakatane Mill Australia Pty. Limited, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and original collateral agent and Wilmington Trust (London) Limited as additional collateral agent
4	.1.10.*	Tenth Supplemental Indenture to the 7.75% Senior Secured Notes due 2016, dated as of September 1, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent
4	.1.11.*	Eleventh Supplemental Indenture to the 7.75% Senior Secured Notes due 2016, dated as of November 9, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent
4	.1.12.*	Twelfth Supplemental Indenture to the 7.75% Senior Secured Notes due 2016 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent
4	.1.13.*	Thirteenth Supplemental Indenture to the 7.75% Senior Secured Notes due 2016 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent
4	.1.14.*	Fourteenth Supplemental Indenture to the 7.75% Senior Secured Notes due 2016 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent
4	.1.15.*	Fifteenth Supplemental Indenture to the 7.75% Senior Secured Notes due 2016, dated as of March 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent
4	.1.16.*	Sixteenth Supplemental Indenture to the 7.75% Senior Secured Notes due 2016, dated as of April 19, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent
4	.1.17.*	Seventeenth Supplemental Indenture to the 7.75% Senior Secured Notes due 2016 Indenture, dated as of May 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

Exhibit Number		Exhibit Description

4	.1.18.*	Eighteenth Supplemental Indenture to the 7.75% Senior Secured Notes due 2016 Indenture, dated as of August 9, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent
4	.1.19.*	Nineteenth Supplemental Indenture to the 7.75% Senior Secured Notes due 2016 Indenture, dated as of August 19, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent
4	.1.20.*	Twentieth Supplemental Indenture to the 7.75% Senior Secured Notes due 2016 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent
4	.1.21.*	Twenty-First Supplemental Indenture to the 7.75% Senior Secured Notes due 2016 Indenture, dated as of October 14, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent
4	.1.22.*	Twenty-Second Supplemental Indenture to the 7.75% Senior Secured Notes due 2016 Indenture, dated as of March 20, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent
4	.1.23**	Twenty-Third Supplemental Indenture to the 7.75% Senior Secured Notes due 2016 Indenture, dated as of May 10, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent
4	.2.*	8.50% Senior Notes due 2018 Indenture, dated as of May 4, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon as trustee, principal paying agent, transfer agent and registrar and The Bank of New York Mellon, London Branch, as paying agent
4	.2.1.*	First Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of June 17, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, Beverage Packaging Holdings (Luxembourg) I S.A, Whakatane Mill Australia Pty. Limited and The Bank of New York Mellon, as trustee
4	.2.2.*	Second Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of August 27, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and transfer agent and The Bank of New York Mellon, as paying agent
4	.2.3.*	Third Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of September 1, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee
4	.2.4.*	Fourth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of November 9, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee

Exhibit Number		Exhibit Description

4	.2.5.*	Fifth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent
4	.2.6.*	Sixth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent
4	.2.7.*	Seventh Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent
4	.2.8.*	Eighth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of March 2, 2011 among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar
4	.2.9.*	Ninth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of April 19, 2011 among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar
4	.2.10.*	Tenth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of May 2, 2011 among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee
4	.2.11.*	Eleventh Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of August 5, 2011 among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee
4	.2.12.*	Twelfth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of August 9, 2011 among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee
4	.2.13.*	Thirteenth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of August 19, 2011 among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee
4	.2.14.*	Fourteenth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of September 8, 2011 among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee
4	.2.15.*	Fifteenth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of October 14, 2011 among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee
4	.2.16.*	Sixteenth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of March 20, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee

Exhibit Number		Exhibit Description

4	.2.17**	Seventeenth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of May 10, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar
4	.3.*	7.125% Senior Secured Notes due 2019 Indenture, dated as of October 15, 2010, among RGHL US Escrow I LLC, RGHL US Escrow Issuer I Inc. RGHL Escrow Issuer (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, Wilmington Trust (London) Limited, as additional collateral agent and The Bank of New York Mellon, London Branch, as paying agent
4	.3.1.*	First Senior Secured Notes Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent
4	.3.2.*	Second Senior Secured Notes Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent
4	.3.3.*	Third Senior Secured Notes Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent
4	.3.4.*	Fourth Senior Secured Notes Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent
4	.3.5.*	Fifth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of January 14, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent
4	.3.6.*	Sixth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019, Indenture, dated as of March 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent
4	.3.7.*	Seventh Supplemental Indenture to the 7.125% Senior Secured Notes due 2019, Indenture, dated as of April 19, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

Exhibit Number		Exhibit Description

4	.3.8.*	Eighth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of May 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent
4	.3.9.*	Ninth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of August 5, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent
4	.3.10.*	Tenth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of August 9, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent
4	.3.11.*	Eleventh Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of August 19, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent
4	.3.12.*	Twelfth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent
4	.3.13.*	Thirteenth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent
4	.3.14.*	Fourteenth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of October 14, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent
4	.3.15.*	Fifteenth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of March 20, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent
4	.3.16**	Sixteenth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of May 10, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

Exhibit Number		Exhibit Description

4	.4.*	9.000% Senior Notes due 2019 Indenture, dated as of October 15, 2010, among RGHL US Escrow I LLC, RGHL US Escrow Issuer I Inc. RGHL Escrow Issuer (Luxembourg) I S.A. , The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar and The Bank of New York Mellon, London Branch, as paying agent
4	.4.1.*	First Senior Notes Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent
4	.4.2.*	Second Senior Notes Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent
4	.4.3.*	Third Senior Notes Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent
4	.4.4.*	Fourth Senior Notes Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent
4	.4.5.*	Fifth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of January 14, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent
4	.4.6.*	Sixth Supplemental Indenture to the 9.000% Senior Notes due 2019, dated as of March 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar
4	.4.7.*	Seventh Supplemental Indenture to the 9.000% Senior Notes due 2019, dated as of April 19, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar
4	.4.8.*	Eighth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of May 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent
4	.4.9.*	Ninth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of August 5, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

Exhibit Number		Exhibit Description

4	.4.10.*	Tenth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of August 9, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent
4	.4.11.*	Eleventh Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of August 19, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent
4	.4.12.*	Twelfth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent
4	.4.13.*	Thirteenth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent
4	.4.14.*	Fourteenth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of October 14, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent
4	.4.15.*	Fifteenth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of March 20, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent
4	.4.16**	Sixteenth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of May 10, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar
4	.5.*	6.875% Senior Secured Notes due 2021 Indenture, dated as of February 1, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, collateral agent and registrar, Wilmington Trust (London) Limited, as additional collateral agent and The Bank of New York Mellon, London Branch, as paying agent
4	.5.1.*	First Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated March 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent
4	.5.2.*	Second Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated March 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

Exhibit Number		Exhibit Description

4	.5.3.*	Third Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated March 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent
4	.5.4.*	Fourth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated April 19, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent
4	.5.5.*	Fifth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of May 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent
4	.5.6.*	Sixth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of June 7, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent
4	.5.7.*	Seventh Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of August 5, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent
4	.5.8.*	Eighth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of August 9, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent
4	.5.9.*	Ninth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of August 19, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent
4	.5.10.*	Tenth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent
4	.5.11.*	Eleventh Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

Exhibit Number		Exhibit Description

4	.5.12.*	Twelfth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of October 14, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent
4	.5.13.*	Thirteenth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of March 20, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent
4	.5.14**	Fourteenth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of May 10, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent
4	.6.*	8.250% Senior Notes due 2021 Indenture, dated as of February 1, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar and The Bank of New York Mellon, London Branch, as paying agent
4	.6.1.*	First Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated March 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar
4	.6.2.*	Second Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated March 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar
4	.6.3.*	Third Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated March 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar
4	.6.4.*	Fourth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated April 19, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar*
4	.6.5.*	Fifth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of May 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent
4	.6.6.*	Sixth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of June 7, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

Exhibit Number		Exhibit Description

4	.6.7.*	Seventh Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of August 5, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent
4	.6.8.*	Eighth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of August 9, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent
4	.6.9.*	Ninth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of August 19, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent
4	.6.10.*	Tenth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent
4	.6.11.*	Eleventh Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent
4	.6.12.*	7.875% Senior Secured Notes due 2019 Indenture, dated as of August 9, 2011 among RGHL US Escrow II Inc., RGHL US Escrow II LLC, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, collateral agent and registrar, Wilmington Trust (London) Limited, as additional collateral agent and The Bank of New York Mellon, London Branch, as paying agent
4	.6.13.*	First Senior Secured Notes Supplemental Indenture to the 7.875% Senior Secured Notes due 2019 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent
4	.6.14.*	Second Senior Secured Notes Supplemental Indenture to the 7.875% Senior Secured Notes due 2019 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent
4	.6.15.*	9.875% Senior Notes due 2019 Indenture, dated as of August 9, 2011 among RGHL US Escrow II Inc., RGHL US Escrow II LLC, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, and registrar and The Bank of New York Mellon, London Branch, as paying agent
4	.6.16.*	First Senior Notes Supplemental Indenture to the 9.875% Senior Notes due 2019 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

Exhibit Number		Exhibit Description

4	.6.17.*	Second Senior Notes Supplemental Indenture to the 9.875% Senior Notes due 2019 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent
4	.6.18.*	Twelfth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of October 14, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent
4	.6.19.*	Third Senior Secured Notes Supplemental Indenture to the 7.875% Senior Secured Notes due 2019 Indenture, dated as of October 14, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent
4	.6.20.*	Third Senior Notes Supplemental Indenture to the 9.875% Senior Notes due 2019 Indenture, dated as of October 14, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent
4	.6.21.*	Thirteenth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of March 20, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar
4	.6.22.*	Fourth Senior Secured Notes Supplemental Indenture to the 7.875% Senior Secured Notes due 2019 Indenture, dated as of March 20, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent
4	.6.23.*	Fourth Senior Notes Supplemental Indenture to the 9.875% Senior Notes due 2019 Indenture, dated as of March 20, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent
4	.6.24.*	9.875% Senior Notes (issued February 15, 2012) due 2019 Indenture, dated as of February 15, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, and registrar and The Bank of New York Mellon, London Branch, as paying agent
4	.6.25.*	First Senior Notes Supplemental Indenture to the 9.875% Senior Notes (issued February 15, 2012) due 2019 Indenture, dated as of March 15, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent
4	.6.26.*	Second Senior Notes Supplemental Indenture to the 9.875% Senior Notes (issued February 15, 2012) due 2019 Indenture, dated as of March 20, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

Exhibit Number		Exhibit Description

4	.6.27**	Fourteenth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of May 10, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar
4	.6.28**	Fifth Senior Secured Notes Supplemental Indenture to the 7.875% Senior Secured Notes due 2019 Indenture, dated as of May 10, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent
4	.6.29**	Fifth Senior Notes Supplemental Indenture to the 9.875% Senior Notes due 2019 Indenture, dated as of May 10, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar
4	.6.30**	Third Senior Notes Supplemental Indenture to the 9.875% Senior Notes (issued February 15, 2012) due 2019 Indenture, dated as of May 10, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar
4	.7.*	Registration Rights Agreement to the 7.75% Senior Secured Notes due 2016, dated as of November 5, 2009, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto and Credit Suisse Securities (USA) LLC, as representative of the initial purchasers
4	.7.1.*	First Joinder to the 7.75% Senior Secured Notes due 2016 Registration Rights Agreement, dated as of December 2, 2009, among certain additional note guarantors listed thereto
4	.7.2.*	Second Joinder to the 7.75% Senior Secured Notes due 2016 Registration Rights Agreement, dated as of January 29, 2010, among certain additional note guarantors listed thereto
4	.7.3.*	Third Joinder to the 7.75% Senior Secured Notes due 2016 Registration Rights Agreement, dated as of February 2, 2010, among certain additional note guarantors listed thereto
4	.7.4.*	Fourth Joinder to the 7.75% Senior Secured Notes due 2016 Registration Rights Agreement, dated as of February 25, 2010, among certain additional note guarantors listed thereto
4	.7.5.*	Fifth Joinder to the 7.75% Senior Secured Notes due 2016 Registration Rights Agreement, dated as of March 4, 2010, among certain additional note guarantors listed thereto
4	.7.6.*	Sixth Joinder to the 7.75% Senior Secured Notes due 2016 Registration Rights Agreement, dated of March 30 2010, among certain additional note guarantors listed thereto
4	.7.7.*	Seventh Joinder to the 7.75% Senior Secured Notes due 2016 Registration Rights Agreement, dated as of May 4, 2010, among certain additional note guarantors listed thereto
4	.7.8.*	Eighth Joinder to the 7.75% Senior Secured Notes due 2016 Registration Rights Agreement, dated as of June 17, 2010, among certain additional note guarantors listed thereto
4	.7.9.*	Ninth Joinder to the 7.75% Senior Secured Notes due 2016 Registration Rights Agreement, dated as of November 5, 2009, among certain additional note guarantors listed thereto
4	.8.*	Registration Rights Agreement to the 8.5% Senior Notes due 2018, dated as of May 4, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto and Credit Suisse Securities (USA) LLC, as representative of the initial purchasers
4	.8.1.*	First Joinder to the 8.5% Senior Notes due 2018 Registration Rights Agreement, dated as of June 17, 2010, among certain additional note guarantors listed thereto
4	.8.2.*	Second Joinder to the 8.5% Senior Notes due 2018 Registration Rights Agreement, dated as of August 27, 2010, among certain additional note guarantors listed thereto

Exhibit Number		Exhibit Description

4	.8.3.*	Third Joinder to the 8.5% Senior Notes due 2018 Registration Rights Agreement, dated as of January 14, 2010, among certain additional note guarantors listed thereto
4	.8.4.*	Fourth Joinder to the 8.5% Senior Notes due 2018 Registration Rights Agreement, dated as of August 5, 2011, among certain additional note guarantors listed thereto
4	.9.*	Registration Rights Agreement to the 7.125% Senior Secured Notes due 2019, dated October 15, 2010
4	.9.1.*	First Joinder to the 7.125% Senior Secured Notes due 2019 Registration Rights Agreement, dated November 16, 2010, among certain additional note guarantors listed thereto
4	.9.2.*	Second Joinder to the 7.125% Senior Secured Notes due 2019 Registration Rights Agreement, dated November 16, 2010, among certain additional note guarantors listed thereto
4	.9.3.*	Third Joinder to the 7.125% Senior Secured Notes due 2019 Registration Rights Agreement, dated as of January 14, 2011, among certain additional note guarantors listed thereto
4	.9.4.*	Fourth Joinder to the 7.125% Senior Secured Notes due 2019 Registration Rights Agreement, dated as of August 5, 2011, among certain additional note guarantors listed thereto
4	.10.*	Registration Rights Agreement to Senior Notes to the 9.000% Senior Notes due 2019, dated October 15, 2010
4	.10.1.*	First Joinder to the 9.000% Senior Notes due 2019 Registration Rights Agreement, dated November 16, 2010, among certain additional note guarantors listed thereto
4	.10.2.*	Second Joinder to the 9.000% Senior Notes due 2019 Registration Rights Agreement, dated November 16, 2010, among certain additional note guarantors listed thereto
4	.10.3.*	Third Joinder to the 9.000% Senior Notes due 2019 Registration Rights Agreement, dated as of January 14, 2011, among certain additional note guarantors listed thereto
4	.10.4.*	Fourth Joinder to the 9.000% Senior Notes due 2019 Registration Rights Agreement, dated as of August 5, 2011, among certain additional note guarantors listed thereto
4	.11.*	Registration Rights Agreement to the 6.875% Senior Secured Notes due 2021, dated as of February 1, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., the Closing Date Guarantors and Credit Suisse Securities (USA) LLC
4	.11.1.*	First Joinder to the 6.875% Senior Secured Notes due 2021 Registration Rights Agreement, dated March 2, 2011, among certain additional note guarantors listed thereto
4	.11.2.*	Second Joinder to the 6.875% Senior Secured Notes due 2021 Registration Rights Agreement, dated March 2, 2011, among certain additional note guarantors listed thereto
4	.11.3.*	Third Joinder to the 6.875% Senior Secured Notes due 2021 Registration Rights Agreement, dated June 7, 2011, among certain additional note guarantors listed thereto
4	.11.4.*	Fourth Joinder to the 6.875% Senior Secured Notes due 2021 Registration Rights Agreement, dated August 5, 2011, among certain additional note guarantors listed thereto
4	.12.*	Registration Rights Agreement to the 8.250% Senior Notes due 2021, dated as of February 1, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., the Closing Date Guarantors and Credit Suisse Securities (USA) LLC
4	.12.1.*	First Joinder to the 8.250% Senior Notes due 2021 Registration Rights Agreement, dated March 2, 2011, among certain additional note guarantors listed thereto
4	.12.2.*	Second Joinder to the 8.250% Senior Notes due 2021 Registration Rights Agreement, dated March 2, 2011, among certain additional note guarantors listed thereto
4	.12.3.*	Third Joinder to the 8.250% Senior Notes due 2021 Registration Rights Agreement, dated June 7, 2011, among certain additional note guarantors listed thereto
4	.12.4.*	Fourth Joinder to the 8.250% Senior Notes due 2021 Registration Rights Agreement, dated August 5, 2011, among certain additional note guarantors listed thereto
4	.12.5.*	Registration Rights Agreement to the 7.875% Senior Secured Notes due 2019, dated as of August 9, 2011

Exhibit Number		Exhibit Description

4	.12.6.*	First Joinder to the 7.875% Senior Secured Notes due 2019 Registration Rights Agreement, dated September 8, 2011, among certain additional note guarantors listed thereto
4	.12.7.*	Second Joinder to the 6.875% Senior Secured Notes due 2021 Registration Rights Agreement, dated September 8, 2011, among certain additional note guarantors listed thereto
4	.12.8.*	Registration Rights Agreement to the 9.875% Senior Notes due 2019, dated as of August 9, 2011
4	.12.9.*	First Joinder to the 9.875% Senior Notes due 2019 Registration Rights Agreement, dated September 8, 2011, among certain additional note guarantors listed thereto
4	.12.10.*	Second Joinder to the 9.875% Senior Notes due 2019 Registration Rights Agreement, dated September 8, 2011, among certain additional note guarantors listed thereto
4	.12.11.*	Third Joinder to the 9.875% Senior Notes due 2019 Registration Rights Agreement, dated October 14, 2011, among certain additional note guarantors listed thereto
4	.12.12.*	Third Joinder to the 6.875% Senior Secured Notes due 2021 Registration Rights Agreement, dated October 14, 2011, among certain additional note guarantors listed thereto
4	.12.13.*	Registration Rights Agreement to the 9.875% Senior Notes (issued February 15, 2012) due 2019, dated as of February 15, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., the Closing Date Guarantors and Credit Suisse Securities (USA) LLC
4	.12.14.*	Joinder to the 9.875% Senior Notes (issued February 15, 2012) due 2019 Registration Rights Agreement, dated as of March 15, 2012, among certain additional note guarantors listed thereto
4	.13.*	Collateral Agreement, dated as of November 5, 2009, among Reynolds Consumer Products Holdings Inc., Reynolds Group Holdings Inc., Closure Systems International Holdings Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., the grantors from time to time party thereto and The Bank Of New York Mellon, as collateral agent
4	.13.1.*	Supplement No. 1 to the Collateral Agreement, dated as of January 29, 2010, between Closure Systems International (Hungary) Kft. and The Bank of New York Mellon, as collateral agent
4	.13.2.*	Supplement No. 2 to the Collateral Agreement, dated as of February 2, 2010, between Closure Systems International Americas, Inc. and The Bank of New York Mellon, as collateral agent
4	.13.3.*	Supplement No. 3 to the Collateral Agreement, dated as of May 4, 2010, between Evergreen Packaging Inc. and The Bank of New York Mellon, as collateral agent
4	.13.4.*	Supplement No. 4 to the Collateral Agreement, dated as of May 4, 2010, between Evergreen Packaging USA Inc. and The Bank of New York Mellon, as collateral agent
4	.13.5.*	Supplement No. 5 to the Collateral Agreement, dated as of May 4, 2010, between Evergreen Packaging International (US) Inc. and The Bank of New York Mellon, as collateral agent
4	.13.6.*	Supplement No. 6 to the Collateral Agreement, dated as of May 4, 2010, between Blue Ridge Holding Corp. and The Bank of New York Mellon, as collateral agent
4	.13.7.*	Supplement No. 7 to the Collateral Agreement, dated as of May 4, 2010, between Blue Ridge Paper Products Inc. and The Bank of New York Mellon, as collateral agent
4	.13.8.*	Supplement No. 8 to the Collateral Agreement, dated as of May 4, 2010, between by BRPP LLC and The Bank of New York Mellon, as collateral agent
4	.13.9.*	Supplement No. 9 to the Collateral Agreement dated as of September 1, 2010, between Reynolds Packaging Inc. and The Bank of New York Mellon, as collateral agent
4	.13.10.*	Supplement No. 10 to the Collateral Agreement, dated as of September 1, 2010, between Reynolds Flexible Packaging Inc. and The Bank of New York Mellon, as collateral agent
4	.13.11.*	Supplement No. 11 to the Collateral Agreement, dated as of September 1, 2010, between Reynolds Food Packaging LLC and The Bank of New York Mellon, as collateral agent
4	.13.12.*	Supplement No. 12 to the Collateral Agreement, dated as of September 1, 2010, between Reynolds Packaging Kama Inc. and The Bank of New York Mellon, as collateral agent
4	.13.13.*	Supplement No. 13 to the Collateral Agreement, dated as of November 5, 2009, between Reynolds Packaging LLC and The Bank of New York Mellon, as collateral agent, dated September 1, 2010.

Exhibit Number		Exhibit Description

4	.13.14.*	Supplement No. 14 to the Collateral Agreement, dated as of September 1, 2010, between Ultra Pac, Inc. and The Bank of New York Mellon, as collateral agent
4	.13.15.*	Supplement No. 16 to the Collateral Agreement, dated as of November 16, 2010, between Pactiv Corporation and The Bank of New York Mellon, as collateral agent
4	.13.16.*	Supplement No. 17 to the Collateral Agreement, dated as of November 16, 2010, between Pactiv Factoring LLC and The Bank of New York Mellon, as collateral agent
4	.13.17.*	Supplement No. 18 to the Collateral Agreement, dated as of November 16, 2010, between Pactiv RSA LLC and The Bank of New York Mellon, as collateral agent
4	.13.18.*	Supplement No. 19 to the Collateral Agreement, dated as of November 16, 2010, between Pactiv Retirement Administration LLC and The Bank of New York Mellon, as collateral agent
4	.13.19.*	Supplement No. 20 to the Collateral Agreement, dated as of November 16, 2010, between Pactiv Germany Holdings Inc. and The Bank of New York Mellon, as collateral agent
4	.13.20.*	Supplement No. 21 to the Collateral Agreement, dated as of November 16, 2010, between Pactiv International Holdings Inc. and The Bank of New York Mellon, as collateral agent
4	.13.21.*	Supplement No. 22 to the Collateral Agreement, dated as of November 16, 2010, between Pactiv Management Company LLC and The Bank of New York Mellon, as collateral agent
4	.13.22.*	Supplement No. 23 to the Collateral Agreement, dated as of November 16, 2010, between PCA West Inc. and The Bank of New York Mellon, as collateral agent
4	.13.23.*	Supplement No. 24 to the Collateral Agreement, dated as of November 16, 2010, between Prairie Packaging, Inc. and The Bank of New York Mellon, as collateral agent
4	.13.24.*	Supplement No. 25 to the Collateral Agreement, dated as of November 16, 2010, between PWP Holdings, Inc. and The Bank of New York Mellon, as collateral agent
4	.13.25.*	Supplement No. 26 to the Collateral Agreement, dated as of November 16, 2010, between PWP Industries, Inc. and The Bank of New York Mellon, as collateral agent
4	.13.26.*	Supplement No. 27 to the Collateral Agreement, dated as of November 16, 2010, between Newspring Industrial Corp. and The Bank of New York Mellon, as collateral agent
4	.13.27.*	Supplement No. 28 to the Collateral Agreement, dated as of May 2, 2011, between Dopaco, Inc. and The Bank of New York Mellon
4	.13.28.*	Supplement No. 29 to the Collateral Agreement, dated as of August 19, 2011, between Bucephalas Acquisition Corp. and The Bank of New York Mellon
4	.13.29.*	Supplement No. 30 to the Collateral Agreement, dated as of September 8, 2011, between Graham Packaging Company Inc. and The Bank of New York Mellon
4	.13.30.*	Supplement No. 31 to the Collateral Agreement, dated as of September 8, 2011, between GPC Holdings LLC and The Bank of New York Mellon
4	.13.31.*	Supplement No. 32 to the Collateral Agreement, dated as of September 8, 2011, between BCP/Graham Holdings L.L.C. and The Bank of New York Mellon
4	.13.32.*	Supplement No. 33 to the Collateral Agreement, dated as of October 14, 2011, between Reynolds Manufacturing, Inc. and The Bank of New York Mellon
4	.13.33.*	Supplement No. 34 to the Collateral Agreement, dated as of October 14, 2011, between RenPac Holdings Inc. and The Bank of New York Mellon
4	.13.34.*	Supplement No. 35 to the Collateral Agreement, dated as of March 20, 2012, between certain additional guarantors and The Bank of New York Mellon
4	.14.*	First Lien Intercreditor Agreement, dated as of November 5, 2009, among The Bank of New York Mellon, as collateral agent, Credit Suisse, as representative under the Credit Agreement, The Bank of New York Mellon, as Representative under the Indenture, each grantor and each additional representative from time to time party thereto.
4	.14.1.*	Amendment No. 1 and Joinder to the First Lien Intercreditor Agreement, dated January 21, 2010

Exhibit Number		Exhibit Description

4	.14.2.*	Joinder to the First Lien Intercreditor Agreement, dated as of November 16, 2010, among The Bank of New York Mellon and Wilmington Trust (London) Limited, as collateral agents for the Secured Parties, Credit Suisse AG, as Representative for the Credit Agreement Secured Parties, The Bank of New York Mellon, as Representative for the Indenture Secured Parties, each Grantor party thereto and each additional Representative from time to time party thereto for the Additional Secured Parties of the Series with respect to which it is acting in such capacity
4	.14.3.*	Joinder to the First Lien Intercreditor Agreement, dated as of February 1, 2011, among The Bank of New York Mellon and Wilmington Trust (London) Limited, as collateral agents for the Secured Parties, Credit Suisse AG, as Representative for the Credit Agreement Secured Parties, The Bank of New York Mellon, as Representative for the Indenture Secured Parties, The Bank of New York Mellon, as Representative under the Indenture dated October 15, 2010, The Bank of New York Mellon and Wilmington Trust (London) Limited, each Grantor party thereto and each additional Representative from time to time party thereto for the Additional Secured Parties of the Series with respect to which it is acting in such capacity.
4	.14.4.*	Joinder to the First Lien Intercreditor Agreement, dated as of September 8, 2011 among The Bank of New York Mellon and Wilmington Trust (London) Limited, as collateral agents for the Secured Parties, Credit Suisse AG, as Representative for the Credit Agreement Secured Parties, The Bank of New York Mellon, as Representative for the Indenture Secured Parties, The Bank of New York Mellon, as Representative under the Indenture dated October 15, 2010, The Bank of New York Mellon, as Representative under the Indenture dated February 1, 2011, The Bank of New York Mellon and Wilmington Trust (London) Limited, each Grantor party thereto and each additional Representative from time to time party thereto for the Additional Secured Parties of the Series with respect to which it is acting in such capacity.
4	.15.*	Amendment and Restatement Agreement, dated as of November 5, 2009, relating to an Intercreditor Agreement dated May 11, 2007, between, among others, Reynolds Group Holdings Limited (formerly Rank Group Holdings Limited), Beverage Packaging Holdings (Luxembourg) I S.A. (formerly Rank Holdings I S.A.), Beverage Packaging Holdings (Luxembourg) II S.A. (formerly Rank Holdings II S.A.), Credit Suisse AG, Cayman Islands Branch (formerly Credit Suisse Cayman Islands Branch) as administrative agent, Credit Suisse AG (formerly Credit Suisse) as senior issuing bank, The Bank of New York Mellon as collateral agent, senior secured notes trustee and high yield noteholders trustee and Credit Suisse AG (formerly Credit Suisse) as security trustee
4	.15.1.*	Form of Accession Deed to the Interecreditor Agreement
4	.15.2.*	Schedule to Form of Accession Deed to the Interecreditor Agreement
4	.15.3.*	Amendment Agreement of November 5, 2010 relating to an Intercreditor Agreement dated May 11, 2007
4	.15.4.*	Accession Agreement dated November 16, 2010 by The Bank of New York Mellon, as trustee for certain senior secured notes due 2019 to the Intercreditor Agreement, dated May 11, 2007 and made between, among others, Reynolds Group Holdings Limited, Beverage Packaging Holdings (Luxembourg) I S.A., Credit Suisse AG, as administrative agent, Credit Suisse AG, as senior issuing bank, The Bank of New York Mellon, as collateral agent, senior secured notes trustee and high yield noteholders trustee and Credit Suisse AG, as security trustee
4	.15.5.*	Accession Agreement dated February 1, 2011 by The Bank of New York Mellon, as trustee for certain senior secured notes due 2021 to the Intercreditor Agreement, dated May 11, 2007 and made between, among others, Reynolds Group Holdings Limited, Beverage Packaging Holdings (Luxembourg) I S.A., Credit Suisse AG, as administrative agent, Credit Suisse AG, as senior issuing bank, The Bank of New York Mellon, as collateral agent, senior secured notes trustee and high yield noteholders trustee and Credit Suisse AG, as security trustee
4	.15.6.*	Accession Agreement dated September 8, 2011 by The Bank of New York Mellon, as trustee for certain senior secured notes due 2019 to the Intercreditor Agreement, dated May 11, 2007 and made between, among others, Reynolds Group Holdings Limited, Beverage Packaging Holdings (Luxembourg) I S.A., Credit Suisse AG, as administrative agent, Credit Suisse AG, as senior issuing bank, The Bank of New York Mellon, as collateral agent, senior secured notes trustee and high yield noteholders trustee and Credit Suisse AG, as security trustee

Exhibit Number		Exhibit Description

4	.15.7*	Accession Deed to the Intercreditor Agreement, dated March 20, 2012, by the subsidiaries of Reynolds Group Holdings Limited listed on Schedule I thereto, Credit Suisse AG, as security trustee, The Bank of New York Mellon, as collateral agent, and Credit Suisse AG, Cayman Islands Branch, as senior agent
4	.16.*	Form of Global Certificate Representing the Dollar Denominated 7.75% Senior Secured Notes due 2016 (included in Exhibit 4.1 hereto)
4	.17.*	Form of Global Certificate Representing the Euro Denominated 7.75% Senior Secured Notes due 2016 (included in Exhibit 4.1 hereto)
4	.18.*	Form of 8.50% Senior Note due 2018 (included in Exhibit 4.2 hereto)
4	.19.*	Form of 7.125% Senior Secured Note due 2019 (included in Exhibit 4.3 hereto)
4	.20.*	Form of 9.000% Senior Note due 2019 (included in Exhibit 4.4 hereto)
4	.21.*	Form of 6.875% Senior Secured Note due 2021 (included in Exhibit 4.5 hereto)
4	.21.1.*	Form of 8.250% Senior Note due 2021 (included in Exhibit 4.6 hereto)
4	.22.*	Form of 7.875% Senior Secured Note due 2019 (included in Exhibit 4.6.12 hereto)
4	.22.1.*	Form of 9.875% Senior Note due 2019 (included in Exhibit 4.6.15 hereto)
4	.23.*	Copyright Security Agreement, dated as of November 5, 2009, among the grantors listed thereto and The Bank of New York Mellon, as collateral agent.
4	.24.*	Patent Security Agreement, dated as of November 5, 2009, among the grantors listed thereto and The Bank of New York Mellon, as collateral agent.
4	.25.*	Trademark Security Agreement, dated as of November 5, 2009, among the grantors listed thereto and The Bank of New York Mellon, as collateral agent.
4	.26.*	Share Pledge Agreement Relating to the Shares in Closure Systems International Deutschland GmbH, dated as of November 5, 2009, between Closure Systems International Holdings (Germany) GmbH and The Bank of New York Mellon as collateral agent
4	.27.*	Global Assignment Agreement, dated as of November 5, 2009, between Closure Systems International Deutschland GmbH and The Bank of New York Mellon as collateral agent
4	.28.*	Account Pledge Agreement, dated as of November 5, 2009, between Closure Systems International Deutschland Real Estate GmbH & Co KG and The Bank of New York Mellon as collateral agent
4	.29.*	Security Transfer Agreement, dated as of November 5, 2009, between Closure Systems International Deutschland GmbH and The Bank of New York Mellon as collateral agent
4	.30.*	Global Assignment Agreement, dated as of November 5, 2009, between Closure Systems International Deutschland Real Estate GmbH & Co KG and The Bank of New York Mellon as collateral agent
4	.31.*	Account Pledge Agreement, dated as of November 5, 2009, between Closure Systems International Deutschland Real Estate GmbH & Co KG and The Bank of New York Mellon as collateral agent
4	.32.*	Security Purpose Agreement relating to Land Charges, dated as of November 5, 2009, between Closure Systems International Deutschland Real Estate GmbH & Co KG and The Bank of New York Mellon as collateral agent
4	.33.*	Share Pledge Agreement Relating to the Shares in Closure Systems International Holdings (Germany) GmbH, dated as of November 5, 2009, between Closure Systems International B.V. and The Bank of New York Mellon as collateral agent
4	.34.*	Account Pledge Agreement, dated as of November 5, 2009, between Closure Systems International Holdings (Germany) GmbH and The Bank of New York Mellon as collateral agent
4	.35.*	Global Assignment Agreement, dated as of November 5, 2009, between Closure Systems International Holdings (Germany) GmbH and The Bank of New York Mellon as collateral agent

Exhibit Number		Exhibit Description

4	.36.*	Share Pledge Agreement Relating to the Shares in SIG Beverages Germany GmbH, SIG International Services GmbH, SIG Information Technology GmbH, SIG Combibloc GmbH and SIG Combibloc Holdings GmbH, dated as of November 5, 2009, between SIG Euro Holding AG & Co. KG aA and The Bank of New York Mellon as collateral agent
4	.37.*	Global Assignment Agreement, dated as of November 5, 2009, between SIG Beverages Germany GmbH and The Bank of New York Mellon as collateral agent
4	.38.*	Account Pledge Agreement, dated as of November 5, 2009, between SIG Beverages Germany GmbH and The Bank of New York Mellon as collateral agent
4	.39.*	Share Pledge Agreement Relating to the Shares in SIG Combibloc Holding GmbH, dated as of November 5, 2009, between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent
4	.40.*	Global Assignment Agreement, dated as of November 5, 2009, between SIG Combibloc Holding GmbH and The Bank of New York Mellon as collateral agent
4	.41.*	Account Pledge Agreement, dated as of November 5, 2009, between SIG Combibloc Holding GmbH and The Bank of New York Mellon as collateral agent
4	.42.*	Share Pledge Agreement Relating to the Shares in SIG Combibloc Systems GmbH, SIG Vietnam Beteiligungs GmbH and SIG Combibloc GmbH, dated as of November 5, 2009, between SIG Combibloc Holding GmbH, SIG Euro Holding AG & Co. KG aA and The Bank of New York Mellon as collateral agent
4	.43.*	Global Assignment Agreement, dated as of November 5, 2009, between SIG Combibloc GmbH and The Bank of New York Mellon as collateral agent
4	.44.*	Account Pledge Agreement, dated as of November 5, 2009, between SIG Combibloc GmbH and The Bank of New York Mellon as collateral agent
4	.45.*	Security Transfer Agreement, dated as of November 5, 2009, between SIG Combibloc GmbH and The Bank of New York Mellon as collateral agent
4	.46.*	Security Transfer Agreement And Assignment Agreement Regarding Intellectual Property Rights, dated as of November 5, 2009, between SIG Combibloc GmbH and The Bank of New York Mellon as collateral agent
4	.47.*	Global Assignment Agreement, dated as of November 5, 2009, between SIG Combibloc Systems GmbH and The Bank of New York Mellon as collateral agent
4	.48.*	Account Pledge Agreement, dated as of November 5, 2009, between SIG Combibloc Systems GmbH and The Bank of New York Mellon as collateral agent
4	.49.*	Security Transfer Agreement, dated as of November 5, 2009, between SIG Combibloc Systems GmbH and The Bank of New York Mellon as collateral agent
4	.50.*	Security Transfer Agreement And Assignment Agreement Regarding Intellectual Property Rights, dated as of November 5, 2009, between SIG Combibloc Systems GmbH and The Bank of New York Mellon as collateral agent
4	.51.*	Share Pledge Agreement Relating to the Shares in SIG Combibloc Zerspanungstechnik GmbH, dated as of November 5, 2009, between SIG Combibloc Systems GmbH and The Bank of New York Mellon as collateral agent
4	.52.*	Global Assignment Agreement, dated as of November 5, 2009, between SIG Combibloc Zerspanungstechnik GmbH and The Bank of New York Mellon as collateral agent
4	.53.*	Account Pledge Agreement, dated as of November 5, 2009, between SIG Combibloc Zerspanungstechnik GmbH and The Bank of New York Mellon as collateral agent
4	.54.*	Security Transfer Agreement, dated as of November 5, 2009, between SIG Combibloc Zerspanungstechnik GmbH and The Bank of New York Mellon as collateral agent
4	.55.*	Pledge Agreement Relating to the Shares in SIG Euro Holding AG & Co. KGaA, dated as of November 5, 2009, between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent
4	.56.*	Global Assignment Agreement, dated as of November 5, 2009, between SIG Euro Holding AG & Co. KGaA and The Bank of New York Mellon as collateral agent

Exhibit Number		Exhibit Description

4	.57.*	Account Pledge Agreement, dated as of November 5, 2009, between SIG Euro Holding AG & Co. KGaA and The Bank of New York Mellon as collateral agent
4	.58.*	Global Assignment Agreement, dated as of November 5, 2009, between SIG Information Technology GmbH and The Bank of New York Mellon as collateral agent
4	.59.*	Account Pledge Agreement, dated as of November 5, 2009, between SIG Information Technology GmbH and The Bank of New York Mellon as collateral agent
4	.60.*	Global Assignment Agreement, dated as of November 5, 2009, between in SIG International Services GmbH and The Bank of New York Mellon as collateral agent
4	.61.*	Account Pledge Agreement, dated as of November 5, 2009, between in SIG International Services GmbH and The Bank of New York Mellon as collateral agent
4	.62.*	Global Assignment Agreement, dated as of November 5, 2009, between in SIG Vietnam Beteiligungs GmbH and The Bank of New York Mellon as collateral agent
4	.63.*	Account Pledge Agreement, dated as of November 5, 2009, between in SIG Vietnam Beteiligungs GmbH and The Bank of New York Mellon as collateral agent
4	.64.*	Pledge Over Bank Accounts, dated as of November 5, 2009, between Closure Systems International (Luxembourg) S.à r.l. and The Bank of New York Mellon as collateral agent
4	.65.*	Pledge Over Shares Agreement in Closure Systems International (Luxembourg) S.à r.l., dated as of November 5, 2009, between Beverage Packaging Holdings (Luxembourg) III S.à r.l. and The Bank of New York Mellon as collateral agent
4	.66.*	Pledge Over Bank Accounts, dated as of November 5, 2009, between Reynolds Consumer Products (Luxembourg) S.à r.l. and The Bank of New York Mellon as collateral agent
4	.67.*	Pledge Over Shares Agreement in Reynolds Consumer Products (Luxembourg) S.à r.l., dated as of November 5, 2009, between Beverage Packaging Holdings (Luxembourg) III S.à r.l. and The Bank of New York Mellon as collateral agent
4	.68.*	Specific Security Deed in respect of Reynolds Group Holdings Limited’s shareholding in Beverage Packaging Holdings (Luxembourg) I S.A. (NZ Law), dated as of November 5, 2009, between Reynolds Group Holdings Limited and The Bank of New York Mellon as collateral agent
4	.69.*	Second Ranking Specific Security Deed in respect of Reynolds Group Holdings Limited’s shareholding in Beverage Packaging Holdings (Luxembourg) I S.A. (NZ Law), dated as of November 5, 2009, between Reynolds Group Holdings Limited and The Bank of New York Mellon as collateral agent
4	.70.*	Third Ranking Specific Security Deed in respect of Reynolds Group Holdings Limited’s shareholding in Beverage Packaging Holdings (Luxembourg) I S.A. (NZ Law), dated as of November 5, 2009, between Reynolds Group Holdings Limited and The Bank of New York Mellon as collateral agent
4	.71.*	Pledge Over Shares Agreement in Beverage Packaging Holdings (Luxembourg) I S.A. (Luxembourg Law), dated as of November 5, 2009, between Reynolds Group Holdings Limited and The Bank of New York Mellon as collateral agent
4	.72.*	Second Ranking Pledge Over Shares Agreement in Beverage Packaging Holdings (Luxembourg) I S.A. (Luxembourg Law), dated as of November 5, 2009, between Reynolds Group Holdings Limited and The Bank of New York Mellon as collateral agent
4	.73.*	Third Ranking Pledge Over Shares Agreement in Beverage Packaging Holdings (Luxembourg) I S.A. (Luxembourg Law), dated as of November 5, 2009, between Reynolds Group Holdings Limited and The Bank of New York Mellon as collateral agent
4	.74.*	Pledge Over Receivables from Beverage Packaging Holdings (Luxembourg) III S.à r.l., dated as of November 5, 2009, between Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon as collateral agent
4	.75.*	Luxembourg Pledge Agreement Profit Participating Bonds issued by Beverage Packaging Holdings (Luxembourg) III S.à r.l., dated as of November 5, 2009, between Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon as collateral agent

Exhibit Number		Exhibit Description

4	.76.*	Pledge Over Bank Accounts, dated as of November 5, 2009, between Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon as collateral agent
4	.77.*	Pledge Over Receivables from Beverage Packaging Holdings (Luxembourg) I S.A., dated as of November 5, 2009, between Beverage Packaging Holdings (Luxembourg) II S.A. and The Bank of New York Mellon as collateral agent
4	.78.*	Second Ranking Pledge over Proceeds Loans from Beverage Packaging Holdings (Luxembourg) I S.A., dated as of November 5, 2009, between Beverage Packaging Holdings (Luxembourg) II S.A. and The Bank of New York Mellon as collateral agent
4	.79.*	Third Ranking Pledge over Proceeds Loans from Beverage Packaging Holdings (Luxembourg) I S.A., dated as of November 5, 2009, between Beverage Packaging Holdings (Luxembourg) II S.A. and The Bank of New York Mellon as collateral agent, dated as of November 5, 2009
4	.80.*	Pledge Over Shares Agreement in Beverage Packaging Holdings (Luxembourg) III S.à r.l., dated as of November 5, 2009, between Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon as collateral agent
4	.81.*	Pledge over Bank Accounts, dated as of November 5, 2009, between Beverage Packaging Holdings (Luxembourg) III S.à r.l. and The Bank of New York Mellon as collateral agent
4	.82.*	Pledge over Receivables from Beverage Packaging Holdings (Luxembourg) I S.A., dated as of November 5, 2009, between Beverage Packaging Holdings (Luxembourg) III S.à r.l. and The Bank of New York Mellon as collateral agent
4	.83.*	Pledge Over Shares Agreement in Reynolds Group Issuer (Luxembourg) S.A., dated as of November 5, 2009, between Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon as collateral agent
4	.84.*	Pledge Over Receivables (relating to Beverage Packaging Holdings (Luxembourg) III S.à r.l.), dated as of November 5, 2009, between Reynolds Group Issuer (Luxembourg) S.A. and The Bank of New York Mellon as collateral agent
4	.85.*	Pledge over Bank Accounts, dated as of November 5, 2009, between Reynolds Group Issuer (Luxembourg) S.A. and The Bank of New York Mellon as collateral agent
4	.86.*	Deed of Pledge of Registered Shares in Closure Systems International B.V., dated as of November 5, 2009, between Closure Systems International (Luxembourg) S.à r.l. and The Bank of New York Mellon as collateral agent
4	.87.*	Disclosed Pledge of Bank Accounts, dated as of November 5, 2009, between Closure Systems International B.V., Reynolds Consumer Products (Luxembourg) S.à r.l and The Bank of New York Mellon as collateral agent
4	.88.*	Deed of Pledge of Registered Shares in Reynolds Consumer Products International B.V., dated as of November 5, 2009, between Reynolds Consumer Products (Luxembourg) S.à r.l. and The Bank of New York Mellon as collateral agent
4	.89.*	General Security Deed, dated as of November 5, 2009, between Reynolds Group Holdings Limited and The Bank of New York Mellon as collateral agent
4	.90.*	Pledge of Registered Shares in SIG allCap AG, dated as of November 5, 2009, between SIG Finanz AG and The Bank of New York Mellon as collateral agent
4	.91.*	Assignment of Bank Accounts, dated as of November 5, 2009, between SIG allCap AG and The Bank of New York Mellon as collateral agent
4	.92.*	Account Pledge Agreement, dated as of November 5, 2009, between SIG allCap AG and The Bank of New York Mellon as collateral agent
4	.93.*	Receivables Assignment, dated as of November 5, 2009, between SIG allCap AG and The Bank of New York Mellon as collateral agent
4	.94.*	Pledge of Registered Shares in SIG Combiboc Group AG, dated as of November 5, 2009, between Beverage Packaging Holdings (Luxembourg) III S.à r.l. and The Bank of New York Mellon as collateral agent
4	.95.*	Assignment of Bank Accounts, dated as of November 5, 2009, between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent

Exhibit Number		Exhibit Description

4	.96.*	Account Pledge Agreement, dated as of November 5, 2009, between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent
4	.97.*	Receivables Assignment, dated as of November 5, 2009, between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent
4	.98.*	Pledge of Registered Shares in SIG Combibloc (Schweiz) AG, dated as of November 5, 2009, between SIG Finanz AG and The Bank of New York Mellon as collateral agent
4	.99.*	Assignment of Bank Accounts, dated as of November 5, 2009, between SIG Combibloc (Schweiz) AG and The Bank of New York Mellon as collateral agent
4	.100.*	Receivables Assignment, dated as of November 5, 2009, between SIG Combibloc (Schweiz) AG and The Bank of New York Mellon as collateral agent
4	.101.*	Intellectual Property Rights Pledge, dated as of November 5, 2009, between SIG Finanz AG and The Bank of New York Mellon as collateral agent
4	.102.*	Pledge of Registered Shares in SIG Schweizerische Industrie-Gesellschaft AG, dated as of November 5, 2009, between SIG Finanz AG and The Bank of New York Mellon as collateral agent
4	.103.*	Assignment of Bank Account, dated as of November 5, 2009, between SIG Schweizerische Industrie-Gesellschaft AG and The Bank of New York Mellon as collateral agent
4	.104.*	Account Pledge Agreement, dated as of November 5, 2009, between SIG Schweizerische Industrie-Gesellschaft AG and The Bank of New York Mellon as collateral agent
4	.105.*	Receivables Assignment, dated as of November 5, 2009, between SIG Schweizerische Industrie-Gesellschaft AG and The Bank of New York Mellon as collateral agent
4	.106.*	Pledge of Registered Shares in SIG Technology AG, dated as of November 5, 2009, between SIG Finanz AG and The Bank of New York Mellon as collateral agent
4	.107.*	Assignment of Bank Accounts, dated as of November 5, 2009, between SIG Technology AG and The Bank of New York Mellon as collateral agent
4	.108.*	Receivables Assignment, dated as of November 5, 2009, between SIG Technology AG and The Bank of New York Mellon as collateral agent
4	.109.*	Intellectual Property Rights Pledge, dated as of November 5, 2009, between SIG Technology AG and The Bank of New York Mellon as collateral agent
4	.110.*	Security Over Shares Agreement in CSI Latin American Holdings Corporation, dated as of December 2, 2009, between Closure Systems International B.V. and The Bank of New York Mellon as collateral agent
4	.111.*	Debenture, dated as of December 2, 2009, between CSI Latin American Holdings Corporation and The Bank of New York Mellon as collateral agent
4	.112.*	Canadian Pledge Agreement in shares of Closure Systems International (Canada) Limited, dated as of December 2, 2009, between Closure Systems International B.V. and The Bank of New York Mellon as collateral agent
4	.113.*	Canadian General Security Agreement, dated as of December 2, 2009, between Closure Systems International (Canada) Limited and The Bank of New York Mellon as collateral agent
4	.114.*	Blanket Security Over Shares Agreement in Closure Systems International Holdings (Japan) KK, dated as of December 2, 2009, between Closure Systems International B.V. and The Bank of New York Mellon as collateral agent
4	.115.*	Pledge over Receivables Agreement (relating to Beverage Packaging Holdings (Luxembourg) I S.A.) (Luxembourg law), dated as of December 2, 2009, between Reynolds Group Holdings Limited and The Bank of New York Mellon as collateral agent
4	.116.*	Security Assignment of Contractual Rights Under a Specific Contract, dated as of December 2, 2009, between Beverage Packaging Holdings (Luxembourg) III S.à r.l. and The Bank of New York Mellon as collateral agent
4	.117.*	Security Transfer and Assignment Agreement Regarding Intellectual Property Rights, dated as of December 2, 2009, between SIG Finanz AG and The Bank of New York Mellon as collateral agent

Exhibit Number		Exhibit Description

4	.118.*	Security Transfer and Assignment Agreement Regarding Intellectual Property Rights, dated as of December 2, 2009, between and SIG Technology AG The Bank of New York Mellon as collateral agent
4	.119.*	Security Over Shares Agreement in Closure Systems International (UK) Limited, dated as of December 2, 2009, between Closure Systems International B.V. and The Bank of New York Mellon as collateral agent
4	.120.*	Debenture, dated as of December 2, 2009, between Closure Systems International (UK) Limited and The Bank of New York Mellon as collateral agent
4	.121.*	Security Over Shares Agreement in Reynolds Consumer Products (UK) Limited, dated as of December 2, 2009, between Reynolds Consumer Products International B.V. and The Bank of New York Mellon as collateral agent
4	.122.*	Debenture, dated as of December 2, 2009, between Reynolds Consumer Products (UK) Limited and The Bank of New York Mellon as collateral agent
4	.123.*	Debenture, dated as of December 2, 2009, between SIG Combibloc Limited and The Bank of New York Mellon as collateral agent
4	.124.*	Security Over Shares Agreement in SIG Holdings (UK) Limited, dated as of December 2, 2009, between SIG Finanz AG and The Bank of New York Mellon as collateral agent
4	.125.*	Debenture, dated as of December 2, 2009, between SIG Holdings (UK) Limited and The Bank of New York Mellon as collateral agent
4	.126.*	Pledge Over Registered Shares of SIG Combibloc Procurement AG, dated as of December 2, 2009, between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent
4	.127.*	Assignment of Bank Accounts, dated as of December 2, 2009, between SIG Combibloc Procurement AG and The Bank of New York Mellon as collateral agent
4	.128.*	Account Pledge Agreement, dated as of December 2, 2009, between SIG Combibloc Procurement AG and The Bank of New York Mellon as collateral agent
4	.129.*	Receivables Assignment, dated as of December 2, 2009, between SIG Combibloc Procurement AG and The Bank of New York Mellon as collateral agent
4	.130.*	Debenture, dated as of December 17, 2009, between Reynolds Subco (UK) Limited (f/k/a BACO Consumer Products Limited) and The Bank of New York Mellon as collateral agent
4	.131.*	Pledge Agreement Over Inventory, Equipment and Other Assets, dated January 29, 2010, granted by Closure Systems International (Brazil) Sistemas de Vedação Ltda. in favour of The Bank of New York Mellon as collateral agent.
4	.132.*	Pledge Agreement Over Receivables and Other Credit Rights, dated January 29, 2010, granted by Closure Systems International (Brazil) Sistemas de Vedação Ltda. in favour of The Bank of New York Mellon as collateral agent.
4	.133.*	Accounts Pledge Agreement, dated January 29, 2010, granted by Closure Systems International (Brazil) Sistemas de Vedação Ltda. in favour of The Bank of New York Mellon as collateral agent.
4	.134.*	Quota Pledge Agreement, dated January 29, 2010, granted by Closure Systems International Holdings, Inc. (US) and Closure Systems International B.V. (Netherlands) in favour of The Bank of New York Mellon as collateral agent and acknowledged by Closure Systems International (Brazil) Sistemas de Vedação Ltda.
4	.135.*	Pledge of Quotas Agreement, dated January 29, 2010, entered into by Closure Systems International B.V. over its quotas in CSI Closure Systems Manufacturing de Centro America, S.R.L. in favour of Wilmington Trust (London) Limited as collateral agent.
4	.136.*	Partnership Interest Pledge Agreement relating to the interests in SIG Euro Holding AG & Co KGaA, dated January 29, 2010, by SIG Reinag AG in favour of The Bank of New York Mellon as collateral agent.
4	.137.*	Security Interest Agreement Over Securities relating to SIG Asset Holdings Limited, dated January 29, 2010, granted by SIG Combibloc Group AG in favour of Wilmington Trust (London) Limited as collateral agent.

Exhibit Number		Exhibit Description

4	.138.*	Security Interest Agreement Over Third Party Bank Account, dated January 29, 2010, by SIG Asset Holdings Limited in favour of Wilmington Trust (London) Limited as collateral agent.
4	.139.*	Quota Charge Agreement in respect of its quota in CSI Hungary Gyártó és Kereskedelmi Kft, dated January 29, 2010, by Closure Systems International B.V. in favour of Wilmington Trust (London) Limited as collateral agent.
4	.140.*	Agreement Constituting Floating Charge, dated January 29, 2010, granted by Closure Systems International Holdings (Hungary) Kft. in favour of Wilmington Trust (London) Limited as collateral agent.
4	.141.*	Charge and Security Deposit Over Bank Account Agreements, dated January 29, 2010, granted by Closure Systems International Holdings (Hungary) Kft. in favour of Wilmington Trust (London) Limited as collateral agent.
4	.142.*	Agreement Constituting Framework Fixed Charge Over Moveable Assets, dated January 29, 2010, granted by CSI Hungary Gyártó és Kereskedelmi Kft in favour of Wilmington Trust (London) Limited as collateral agent.
4	.143.*	Charge and Security Deposit Over Bank Account Agreement, dated January 29, 2010, granted by CSI Hungary Gyártó és Kereskedelmi Kft in favour of Wilmington Trust (London) Limited as collateral agent.
4	.144.*	Security over Cash Agreement, dated January 29, 2010, given by CSI Hungary Gyártó és Kereskedelmi Kft in favour of Wilmington Trust (London) Limited as collateral agent.
4	.145.*	Floating Lien Pledge Agreement, dated January 29, 2010, given by Bienes Industriales del Norte, S.A. de C.V., CSI Ensenada, S. de R.L. de C.V., CSI en Saltillo, S. de R.L. de C.V., CSI Tecniservicio, S. de R.L. de C.V., Grupo CSI de Mexico, S. de R.L. de C.V. (Mexico) and Tecnicos de Tapas Innovativas S.A. de C.V. (Mexico) in favour of The Bank of New York Mellon as collateral agent.
4	.146.*	Equity Interests Pledge Agreement, dated January 29, 2010, representing the capital stock of Bienes Industriales del Norte, S.A. de C.V., CSI Ensenada, S. de R.L. de C.V., CSI en Saltillo, S. de R.L. de C.V., CSI Tecniservicio, S. de R.L. de C.V., Grupo CSI de Mexico, S. de R.L. de C.V. and Tecnicos de Tapas Innovativas S.A. de C.V., given by the parent companies of such companies in favour of The Bank of New York Mellon as collateral agent.
4	.147.*	Pledge of Registered Shares of SIG Reinag AG, dated January 29, 2010, entered into by SIG Finanz AG in favour of The Bank of New York Mellon as collateral agent.
4	.148.*	Receivables Assignment, dated January 29, 2010, given by SIG Reinag AG in favour of The Bank of New York Mellon as collateral agent.
4	.149.*	Share Pledge Agreement in respect of SIG Combibloc Ltd., dated January 29, 2010, by SIG Combibloc Holding GmbH (Germany) in favour of Wilmington Trust (London) Limited as collateral agent.
4	.150.*	Conditional Assignment of Bank Accounts, dated January 29, 2010, granted by SIG Combibloc Ltd (Thailand) in favour of Wilmington Trust (London) Limited as collateral agent.
4	.151.*	Conditional Assignment of Receivables Agreement, dated January 29, 2010, granted by SIG Combibloc Ltd. (Thailand) in favour of Wilmington Trust (London) Limited as collateral agent.
4	.152.*	Account Pledge Agreement, dated February 3, 2010, and entered into by SIG Asset Holdings Limited in favour of The Bank of New York Mellon as collateral agent in respect of accounts held in Germany.
4	.153.*	Security Over Shares Agreement relating to shares of SIG Combibloc Limited (HK), dated February 25, 2010, entered into by Closure Systems International B.V. in favour of Wilmington Trust (London) Limited as the collateral agent
4	.154.*	Security Over Shares Agreement relating to shares of Closure Systems International (Hong Kong) Limited, dated February 25, 2010, entered into by SIG Finanz AG (Switzerland) in favour of Wilmington Trust (London) Limited as the collateral agent
4	.155.*	Debenture, dated February 25, 2010, between Closure Systems International (Hong Kong) Limited and Wilmington Trust (London) Limited

Exhibit Number		Exhibit Description

4	.156.*	Debenture between SIG Combibloc Limited and Wilmington Trust (London) Limited
4	.157.*	Share Pledge Agreement over shares in SIG Austria Holding GmbH, dated March 4, 2010, between SIG Finanz AG and Wilmington Trust (London) Limited
4	.158.*	Share Pledge Agreement over shares in SIG Combibloc GmbH (Austria), dated March 4, 2010, between SIG Finanz AG and Wilmington Trust (London) Limited
4	.159.*	Interest Pledge Agreement, dated March 4, 2010, between SIG Combibloc GmbH (Austria) and Wilmington Trust (London) Limited
4	.160.*	Interest Pledge Agreement, dated March 4, 2010, between SIG Austria Holding GmbH and Wilmington Trust (London) Limited
4	.161.*	Account Pledge Agreement, dated March 4, 2010, between SIG Austria Holding GmbH and Wilmington Trust (London) Limited
4	.162.*	Account Pledge Agreement, dated March 4, 2010, between SIG Combibloc GmbH & Co KG and Wilmington Trust (London) Limited
4	.163.*	Account Pledge Agreement, dated March 4, 2010, between SIG Combibloc GmbH (Austria) and Wilmington Trust (London) Limited
4	.164.*	German Law Account Pledge Agreement, dated March 4, 2010, between SIG Austria Holding GmbH and Wilmington Trust (London) Limited
4	.165.*	German Law Account Pledge, dated March 4, 2010, between SIG Combibloc GmbH & Co. KG and Wilmington Trust (London) Limited
4	.166.*	Confirmation and Amendment Agreement, dated March 4, 2010, between SIG Combibloc GmbH & Co KG and Wilmington Trust (London) Limited
4	.167.*	Charge and Security Deposit Over Bank Accounts Agreement, dated March 4, 2010 between SIG Combibloc GmbH & Co KG and Wilmington Trust (London) Limited
4	.168.*	Receivables Pledge Agreement, dated March 4, 2010, between SIG Austria Holding GmbH and Wilmington Trust (London) Limited
4	.169.*	Receivables Pledge Agreement, dated March 4, 2010, between SIG Combibloc GmbH & Co KG and Wilmington Trust (London) Limited
4	.170.*	Receivables Pledge Agreement, dated March 4, 2010 between SIG Combibloc GmbH (Austria) and Wilmington Trust (London) Limited
4	.171.*	Pledge Agreement relating to the shares in SIG Euro Holding AG & Co. KGaA, dated March 4, 2010, between SIG Austria Holding GmbH and The Bank of New York Mellon
4	.172.*	Pledge over receivables agreement dated February 23, 2010 and entered into between Beverage Packaging Holdings (Luxembourg) I SA as pledgor and the Collateral Agent in the presence of SIG Austria Holding GmbH and SIG Euro Holding AG & Co. KGaA, such pledge being granted over certain receivables held by Beverage Packaging Holdings (Luxembourg) I SA towards SIG Austria Holding GmbH and SIG Euro Holding AG & Co. KGaA under certain intercompany loan agreements
4	.173.*	Patent Security Agreement, dated as of May 4, 2010, among the grantors listed thereto and The Bank of New York Mellon, as collateral agent.
4	.174.*	Trademark Security Agreement, dated as of May 4, 2010, among the grantors listed thereto and The Bank of New York Mellon, as collateral agent.
4	.175.*	Canadian General Security Agreement, dated as of December 2, 2009, entered into by Evergreen Packaging Canada Limited
4	.176.*	Canadian Pledge Agreement, dated as of May 4, 2010, entered into by Evergreen Packaging International B.V.
4	.177.*	Debenture, dated as of December 2, 2009, between Evergreen Packaging (Hong Kong) Limited and Wilmington Trust (London) Limited as collateral agent
4	.178.*	Security Over Shares Agreement in Evergreen Packaging (Hong Kong) Limited, dated as of May 4, 2010, between Evergreen Packaging International B.V. and Wilmington Trust (London) Limited as collateral agent

Exhibit Number		Exhibit Description

4	.179.*	Pledge Over Shares Agreement in Evergreen Packaging (Luxembourg) S.à.r.l., dated as of May 4, 2010, between SIG Combibloc Holding GmbH and The Bank of New York Mellon as collateral agent
4	.180.*	Pledge Over Bank Account, dated as of May 4, 2010, between Evergreen Packaging (Luxembourg) S.à.r.l. and The Bank of New York Mellon
4	.181.*	Pledge Over Receivables from SIG Combibloc Holding GmbH, dated as of May 4, 2010, between Beverage Packaging Holdings (Luxembourg) III S.à r.l. and The Bank of New York Mellon
4	.182.*	Floating Lien Pledge Agreement, dated May 4, 2010, by and between Evergreen Packaging Mexico, S. de R.L. de C.V. and The Bank of New York Mellon as collateral agent
4	.183.*	Partnership Interest Pledge Agreement in Evergreen Packaging Mexico, S. de R.L. de C.V., dated May 4, 2010, between Evergreen Packaging International B.V. and The Bank of New York Mellon as collateral agent
4	.184.*	Deed of Pledge of Registered Shares in Evergreen Packaging International B.V., dated as of May 4, 2010, between Evergreen Packaging (Luxembourg) S.à.r.l. and The Bank of New York Mellon as collateral agent
4	.185.*	Disclosed Pledge of Bank Accounts, dated as of May 4, 2010, between Evergreen Packaging International B.V. and The Bank of New York Mellon as collateral agent
4	.186.*	Amendment to the Quota Pledge Agreement, dated as of May 4, 2010, granted by Closure Systems International B.V. and Closure Systems International Holdings Inc. in favor of The Bank of New York Mellon as collateral agent and acknowledged by Closure Systems International (Brazil) Sistemas de Vedação Ltda.
4	.187.*	Amendment to the Pledge Agreement Over Receivables and Other Credit Rights, dated as of May 4, 2010, Closure Systems International (Brazil) Sistemas de Vedação Ltda. and The Bank of New York Mellon as collateral agent
4	.188.*	Amendment to Accounts Pledge Agreement, dated May 4, 2010, between Closure Systems International (Brazil) Sistemas de Vedação Ltda. and The Bank of New York Mellon as collateral agent
4	.189.*	Amendment to Pledge Agreement over Inventory, Equipment and Other Assets, dated May 4, 2010, between Closure Systems International (Brazil) Sistemas de Vedação Ltda. and The Bank of New York Mellon as collateral agent
4	.190.*	Amendment to the Accounts Pledge Agreement, dated May 4, 2010, between SIG Combibloc do Brasil Ltda. and The Bank of New York Mellon as collateral agent
4	.191.*	Amendment to the Pledge Agreement Over Receivables and Other Credit Rights, dated as of May 4, 2010, SIG Combibloc do Brasil Ltda. and The Bank of New York Mellon as collateral agent
4	.192.*	Amendment to the Quota Pledge Agreement, dated as of May 4, 2010, granted by SIG Euro Holding AG & Co. KGaA and SIG Beverages Germany GmbH in favor of The Bank of New York Mellon as collateral agent and acknowledged by SIG Beverages Brasil Ltda.
4	.193.*	Amendment to the Quota Pledge Agreement, dated as of August 27, 2010, granted by SIG Austria Holding GmbH in favor of The Bank of New York Mellon as collateral agent and acknowledged by SIG Combibloc do Brasil Ltda.
4	.194.*	Confirmation and Amendment Agreement relating to non-notarial accessory security, dated as of May 4, 2010, between SIG Euro Holding AG & Co. KGaA, SIG Combibloc Systems GmbH, SIG Combibloc Holding GmbH, Closure Systems International (Germany) GmbH, SIG Combibloc GmbH, SIG Beverages Germany GmbH, SIG International Services GmbH, SIG Information Technology GmbH, SIG Vietnam Beteiligungs GmbH, SIG Combibloc Zerspanungstechnik GmbH, Closure System Group AG, SIG Combibloc Group AG, SIG Finanz AG, SIG Schweizerische Industrie-Gesellschaft AG, SIG allCap AG, SIG Combibloc Procurement AG and SIG Reinag AG and The Bank of New York Mellon as collateral agent

Exhibit Number		Exhibit Description

4	.195.*	Confirmation and Amendment Agreement relating to non-accessory security, dated as of May 4, 2010, between SIG Euro Holding AG & Co. KGaA, SIG Combibloc Systems GmbH, SIG Combibloc Holding GmbH, SIG Beverages Germany GmbH, SIG Combibloc Zerspanungstechnik GmbH, SIG International Services GmbH, Closure Systems International (Germany) GmbH, SIG Information Technology GmbH, SIG Vietnam Beteiligungs GmbH, Closure Systems International Holdings (Germany) GmbH, Closure Systems International Deutschland GmbH, SIG Finanz AG and SIG Technology AG and The Bank of New York Mellon as collateral agent
4	.196.*	Confirmation and Amendment Agreement relating to notarial share pledges, dated May 4, 2010, between SIG Combibloc Group AG, SIG Euro Holding AG & Co. KGaA, SIG Combibloc Systems GmbH, SIG Combibloc Holding GmbH, Closure Systems International Holdings (Germany) GmbH and Closure Systems International B.V. and The Bank of New York Mellon as collateral agent
4	.197.*	Confirmation and Amendment Agreement relating to a share pledge agreement over shares in SIG Euro Holding AG & Co KGaA, dated May 4, 2010, between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent
4	.198.*	Confirmation and Amendment Agreement relating to a German law account pledge, dated May 4, 2010, between SIG Asset Holdings Limited and The Bank of New York Mellon as collateral agent
4	.199.*	Amendment Agreement Relating to a Floating Charge Agreement, dated May 4, 2010, between Closure Systems International Holdings (Hungary) Kft. and Wilmington Trust (London) Limited as collateral agent
4	.200.*	Amendment Agreement Relating to a Floating Charge Agreement, dated May 4, 2010, between CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent
4	.201.*	Amendment Agreement Relating to a Fixed Charge Agreement, dated May 4, 2010, between CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent
4	.202.*	Amendment Agreement Relating to a Charge and Security Deposit Over Bank Accounts Agreement, dated May 4, 2010, between Closure Systems International Holdings (Hungary) Kft. and Wilmington Trust (London) Limited as collateral agent
4	.203.*	Amendment Agreement Relating to a Charge and Security Deposit Over Bank Accounts Agreement, dated May 4, 2010, between CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent
4	.204.*	Amendment Agreement Relating to a Quota Charge Agreement over quota in Closure Systems International Holdings (Hungary) Kft., dated May 4, 2010, between Closure Systems International B.V. and Wilmington Trust (London) Limited as collateral agent
4	.205.*	Amendment Agreement Relating to a Quota Charge Agreement over quota in CSI Hungary Manufacturing and Trading Limited Liability Company, dated May 4, 2010, between Closure Systems International B.V. and Wilmington Trust (London) Limited as collateral agent
4	.206.*	Confirmation Agreement, dated May 4, 2010, between Reynolds Group Holdings Limited, Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A., Beverage Packaging Holdings (Luxembourg) III S.à.r.l., Reynolds Group Issuer (Luxembourg) S.A., SIG Finance (Luxembourg) S.à.r.l., Closure Systems International (Luxembourg) S.à.r.l., Reynolds Consumer Products (Luxembourg) S.à.r.l. and SIG Asset Holdings Limited and The Bank of New York Mellon as collateral agent
4	.207.*	Acknowledgement Agreement to an equity interests pledge agreement, dated May 4, 2010, between Grupo CSI de Mexico, S. de R.L. de C.V., Closure Systems Internacional B.V., CSI Mexico LLC, CSI en Saltillo S. de R.L. de C.V., Closure Systems Mexico Holdings LLC and The Bank of New York Mellon as collateral agent

Exhibit Number		Exhibit Description

4	.208.*	Acknowledgement Agreement to a floating lien pledge agreement, dated May 4, 2010, between Bienes Industriales del Norte, S.A. de C.V., CSI en Ensenada, S. de R.L. de C.V., CSI en Saltillo, S. de R.L. de C.V., CSI Tecniservicio, S. de R.L. de C.V., Grupo CSI de Mexico, S. de R.L. de C.V. and Tecnicos de Tapas Innovativas S.A. de C.V. in favour of The Bank of New York Mellon as collateral agent.
4	.209.*	Acknowledgement Agreement to a irrevocable security trust agreement with reversion rights, dated May 4, 2010, between CSI en Saltillo, S. de R.L. de C.V. and he Bank of New York Mellon as collateral agent
4	.210.*	Confirmation and Amendment Agreement, dated May 4, 2010, between Beverage Packaging Holdings (Luxembourg) III S.àr.l, SIG Combibloc Group AG, SIG Finanz AG, SIG allCap AG, SIG Combibloc (Schweiz) AG, SIG Schweizerische Industrie-Gesellschaft AG, SIG Technology AG, SIG Combibloc Procurement AG, SIG Reinag AG and The Bank of New York Mellon as collateral agent
4	.211.*	Confirmation Letter, dated May 4, 2010, from SIG Combibloc Ltd. to Credit Suisse AG as administrative agent and Wilmington Trust (London) Limited as collateral agent
4	.212.*	Quota Pledge Agreement, dated March 30, 2010, granted by SIG Euro Holding AG & Co. KGaA and SIG Beverages Germany GmbH in favour of The Bank of New York Mellon as collateral agent and acknowledged by SIG Beverages Brasil Ltda. (Brasil)
4	.213.*	Quota Pledge Agreement, dated March 30, 2010, granted by SIG Austria Holding GmbH in favour of The Bank of New York Mellon as collateral agent and acknowledged by SIG Combibloc do Brasil Ltda. (Brasil)
4	.214.*	Pledge Agreement Over Receivables and Other Credit Rights, dated March 30, 2010, granted by SIG Combibloc do Brasil Ltda. (Brasil) in favour of The Bank of New York Mellon as collateral agent
4	.215.*	Accounts Pledge Agreement, dated March 30, 2010, granted by SIG Combibloc do Brasil Ltda. (Brasil) in favour of The Bank of New York Mellon as collateral agent
4	.216.*	Deed of Hypothec between Evergreen Packaging Canada Limited and The Bank of New York Mellon as fondé de pouvoir, dated June 28, 2010
4	.217.*	Bond Pledge Agreement between Evergreen Packaging Canada Limited and The Bank of New York Mellon as collateral agent, dated June 28, 2010
4	.218.*	Bond issued by Evergreen Packaging Canada Limited in favour of The Bank of New York Mellon as collateral agent
4	.219.*	General Security Deed, dated as of May 28, 2010, between Whakatane Mill Limited and Wilmington Trust (London) Limited as collateral agent
4	.220.*	Specific Security Deed in respect of the shares of Whakatane Mill Limited, dated as of May 28, 2010, SIG Combibloc Holding GmbH and Wilmington Trust (London) Limited as collateral agent
4	.221.*	Security Over Shares Agreement granted by SIG Combibloc Holding GmbH, dated August 16, 2010
4	.222.*	Confirmation Agreement to Austrian Law Security Documents, dated August 27, 2010, between SIG Austria Holding GmbH, SIG Combibloc GmbH, SIG Combibloc GmbH & Co. KG and Wilmington Trust (London) Limited as collateral agent
4	.223.*	Canadian General Security Agreement, dated as of September 1, 2010, between Reynolds Food Packaging Canada Inc. and The Bank of New York Mellon as collateral agent.
4	.224.*	Canadian Pledge Agreement relating to shares in Reynolds Food Packaging Canada Inc., dated as of September 1, 2010, between Reynolds Packaging International B.V. and The Bank of New York Mellon as collateral agent.
4	.225.*	Deed of Hypothec granted by Reynolds Food Packaging Canada Inc. in favour of The Bank of New York Mellon as collateral agent, dated September 1, 2010.
4	.226.*	Bond Pledge Agreement granted by Reynolds Food Packaging Canada Inc. in favour of The Bank of New York Mellon as collateral agent, dated September 1, 2010.

Exhibit Number		Exhibit Description

4	.227.*	Bond issued by Reynolds Food Packaging Canada Inc. in favour of The Bank of New York Mellon as collateral agent, dated September 1, 2010.
4	.228.*	Floating Lien Pledge Agreement, dated September 1, 2010, between Maxpack, S. de R.L. de C.V., Reynolds Metals Company de Mexico, S. de R.L. de C.V. and The Bank of New York Mellon as collateral agent.
4	.229.*	Partnership Interests Pledge Agreement, dated September 1, 2010, between Reynolds Packaging International B.V., Closure Systems International B.V., Reynolds Metals Company de Mexico, S. de R.L. de C.V. and The Bank of New York Mellon, and acknowledged by Maxpack, S. de R.L. de C.V.
4	.230.*	Disclosed Pledge of Bank Accounts, dated September 1, 2010, between Reynolds Packaging International B.V. and The Bank of New York Mellon
4	.231.*	Deed of Pledge of Registered Shares, dated September 1, 2010, between Closure Systems International B.V., Reynolds Packaging International B.V. and The Bank of New York Mellon
4	.232.*	Debenture between Ivex Holdings, Ltd. and The Bank of New York Mellon, as collateral agent, dated September 1, 2010.
4	.233.*	Debenture between Kama Europe Limited and The Bank of New York Mellon, as collateral agent, dated September 1, 2010.
4	.234.*	Security Over Shares Agreement relating to shares in Ivex Holdings, Ltd. between Reynolds Packaging International B.V. and The Bank of New York Mellon, as collateral agent, dated September 1, 2010.
4	.235.*	Trademark Security Agreement between Reynolds Packaging LLC, Reynolds Food Packaging LLC, Ultra Pac, Inc. and The Bank of New York Mellon, as collateral agent, dated September 1, 2010.
4	.236.*	Patent Security Agreement between Reynolds Packaging LLC, Reynolds Food Packaging LLC, Ultra Pac, Inc. and The Bank of New York Mellon, as collateral agent, dated September 1, 2010.
4	.237.*	Copyright Security Agreement dated as of November 16, 2010, among the Pactiv Corporation, a Delaware corporation and The Bank of New York Mellon, as collateral agent
4	.238.*	Patent Security Agreement dated as of November 16, 2010 among the grantors listed on thereto and The Bank of New York Mellon
4	.239.*	Trademark Security Agreement dated as of November 16, 2010 among the grantors listed on thereto and The Bank of New York Mellon, as collateral agent
4	.240.*	Canadian General Security Agreement granted by 798795 Ontario Limited in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.241.*	Canadian Pledge Agreement in shares of 798795 Ontario Limited granted by Newspring Canada Inc. in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.242.*	Canadian General Security Agreement granted by Newspring Canada Inc. in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.243.*	Canadian Pledge Agreement in shares of Newspring Canada Inc. granted by Reynolds Food Packaging Canada Inc. in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.244.*	Canadian General Security Agreement, granted by Pactiv Canada Inc. in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.245.*	Canadian Pledge Agreement in shares of Pactiv Canada Inc. granted by 798795 Ontario Limited in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.246.*	Debenture, between J. & W. Baldwin (Holdings) Limited and The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.247.*	Debenture, between Omni-Pac UK Limited and The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.248.*	Debenture, between The Baldwin Group Limited and of The Bank of New York Mellon as collateral agent, dated November 16, 2010

Exhibit Number		Exhibit Description

4	.249.*	Second Amendment to Quota Pledge Agreement over quotas in Closure Systems International (Brazil) Sistemas de Vedação Ltda. between Closure Systems International B.V. and Closure Systems International Holdings Inc. and The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.250.*	Second Amendment to Pledge Agreement Over Receivables and Other Credit Rights between Closure Systems International (Brazil) Sistemas de Vedação Ltda. and The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.251.*	Second Amendment to Accounts Pledge Agreement between Closure Systems International (Brazil) Sistemas de Vedação Ltda. and The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.252.*	Second Amendment to Pledge Agreement Over Inventory, Equipment and Other Assets between Closure Systems International (Brazil) Sistemas de Vedação Ltda. and The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.253.*	Second Amendment to Accounts Pledge Agreement between SIG Combibloc do Brasil Ltda. and The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.254.*	Second Amendment to Pledge Agreement Over Receivables and Other Credit Rights between SIG Combibloc do Brasil Ltda. and The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.255.*	Second Amendment to Quota Pledge Agreement over quotas in SIG Beverages Brasil Ltda. between SIG Euro Holding AG & Co. KGaA and SIG Beverages Germany GmbH and The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.256.*	Deed of Hypothec, between Evergreen Packaging Canada Limited and The Bank of New York Mellon as fondé de pouvoir, dated November 16, 2010
4	.257.*	Bond Pledge Agreement, between Evergreen Packaging Canada Limited and The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.258.*	Bond, issued by Evergreen Packaging Canada Limited in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.259.*	Deed of Hypothec, between Reynolds Food Packaging Canada Inc. and The Bank of New York Mellon as fondé de pouvoir, dated November 16, 2010
4	.260.*	Bond Pledge Agreement, between Reynolds Food Packaging Canada Inc. and The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.261.*	Bond, issued by Reynolds Food Packaging Canada Inc. in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.262.*	Confirmation and Amendment Agreement relating to non-accessory security between SIG Euro Holding AG & Co. KGaA, SIG Combibloc Systems GmbH, SIG Combibloc Holding GmbH, SIG Combibloc GmbH, SIG Beverages Germany GmbH, SIG Combibloc Zerspanungstechnik GmbH, SIG International Services GmbH, SIG Information Technology GmbH, SIG Vietnam Beteiligungs GmbH, Closure Systems International Holdings (Germany) GmbH, Closure Systems International Deutschland GmbH, SIG Combibloc Group AG and SIG Technology AG and The Bank of New York Mellon as collateral agent (global assignment agreements, security transfer agreements, IP assignment agreements and security purpose agreements), dated November 16, 2010
4	.263.*	Share Pledge Agreements between SIG Combibloc Group AG, SIG Euro Holding AG & Co. KGaA, SIG Combibloc Systems GmbH, SIG Combibloc Holding GmbH, Closure Systems International Holdings (Germany) GmbH and Closure Systems International B.V. and The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.264.*	Junior Share and Partnership Interest Pledge Agreement relating to shares and interests in SIG Euro Holding AG & Co. KGaA between SIG Combibloc Group AG and SIG Reinag AG and The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.265.*	Account Pledge Agreement, between Closure Systems International Deutschland GmbH and The Bank of New York Mellon as collateral agent, dated November 16, 2010

Exhibit Number		Exhibit Description

4	.266.*	Account Pledge Agreement, between Closure Systems International Holdings (Germany) GmbH and The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.267.*	Account Pledge Agreement, between SIG Beverages Germany GmbH and The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.268.*	Account Pledge Agreement, between SIG Combibloc GmbH and The Bank of New York Mellon as collateral agent, dated November 16, 2010, dated November 16, 2010
4	.269.*	Account Pledge Agreement, between SIG Combibloc Holding GmbH and The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.270.*	Account Pledge Agreement, between SIG Combibloc Systems GmbH and The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.271.*	Account Pledge Agreement, between SIG Combibloc Zerspanungstechnik GmbH and The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.272.*	Account Pledge Agreement, SIG Euro Holding AG & Co. KGaA and The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.273.*	Account Pledge Agreement, between SIG Information Technology GmbH and The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.274.*	Account Pledge Agreement, between SIG International Services GmbH and The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.275.*	Account Pledge Agreement, between SIG Vietnam Beteiligungs GmbH and The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.276.*	Account Pledge Agreement, between SIG Asset Holdings Limited and Wilmington Trust (London) Limited as collateral agent, dated November 16, 2010
4	.277.*	Account Pledge Agreement, between SIG allCap AG and The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.278.*	Account Pledge Agreement, between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.279.*	Account Pledge Agreement, between SIG Combibloc Procurement AG and The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.280.*	Account Pledge Agreement, between SIG Schweizerische Industrie-Gesellschaft AG and The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.281.*	Deed of Confirmation and Amendment relating to a debenture between Closure Systems International (Hong Kong) Limited and Wilmington Trust (London) Limited as collateral agent, dated November 16, 2010
4	.282.*	Deed of Confirmation and Amendment relating to a share charge over shares in Closure Systems International (Hong Kong) Limited between Closure Systems International B.V. and Wilmington Trust (London) Limited as collateral agent, dated November 16, 2010
4	.283.*	Deed of Confirmation and Amendment relating to a debenture between Evergreen Packaging (Hong Kong) Limited and Wilmington Trust (London) Limited as collateral agent, dated November 16, 2010
4	.284.*	Deed of Confirmation and Amendment relating to a share charge over shares in Evergreen Packaging (Hong Kong) Limited between Evergreen Packaging B.V. and Wilmington Trust (London) Limited as collateral agent, dated November 16, 2010
4	.285.*	Deed of Confirmation and Amendment relating to a debenture between SIG Combibloc Limited and Wilmington Trust (London) Limited as collateral agent, dated November 16, 2010
4	.286.*	Deed of Confirmation and Amendment relating to a share charge over shares in SIG Combibloc Limited between SIG Combibloc Group AG and Wilmington Trust (London) Limited as collateral agent, dated November 16, 2010
4	.287.*	Amendment Agreement No. 2 relating to a floating charge agreement between Closure Systems International Holdings (Hungary) Kft. and Wilmington Trust (London) Limited as collateral agent, dated November 16, 2010

Exhibit Number		Exhibit Description

4	.288.*	Amendment Agreement No. 2 relating to a floating charge agreement between CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent
4	.289.*	Amendment Agreement No. 2 relating to a fixed charge agreement between CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent, dated November 16, 2010
4	.290.*	Amendment Agreement No. 2 relating to a charge and security deposit over bank accounts agreement between Closure Systems International Holdings (Hungary) Kft. and Wilmington Trust (London) Limited as collateral agent, dated November 16, 2010
4	.291.*	Amendment Agreement No. 2 relating to a charge and security deposit over bank accounts agreement between CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent, dated November 16, 2010
4	.292.*	Amendment Agreement No. 2 relating to a quota charge agreement over quotas in Closure Systems International Holdings (Hungary) Kft. between Closure Systems International B.V. and Wilmington Trust (London) Limited as collateral agent
4	.293.*	Amendment Agreement No. 2 relating to a quota charge agreement over quotas in CSI Hungary Manufacturing and Trading Limited Liability Company between Closure Systems International B.V. and Wilmington Trust (London) Limited as collateral agent, dated November 16, 2010
4	.294.*	Confirmation Agreement between Reynolds Group Holdings Limited, Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A., Beverage Packaging Holdings (Luxembourg) III S. à r.l., SIG Finance (Luxembourg) S. à r.l., Reynolds Group Issuer (Luxembourg) S.A., Closure Systems International (Luxembourg) S. à r.l., Reynolds Consumer Products (Luxembourg) S. à r.l,. Evergreen Packaging (Luxembourg) S. à r.l., SIG Asset Holdings Limited and SIG Combibloc Holding GmbH and The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.295.*	Acknowledgement Agreement in respect of the equity/partnership interests pledge agreements between Grupo CSI de México, S. de R.L. de C.V., Closure Systems International B.V., CSI Mexico LLC, CSI en Saltillo, S. de R.L. de C.V., Closure Systems Mexico Holdings LLC, Evergreen Packaging International B.V., Reynolds Packaging International B.V. and Reynolds Metals Company de México, S. de R.L. de C.V. and The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.296.*	Acknowledgement Agreement in respect of the floating lien pledge agreements between Bienes Industriales del Norte, S.A. de C.V., CSI en Ensenada, S. de R.L. de C.V., CSI en Saltillo, S. de R.L. de C.V., CSI Tecniservicio, S. de R.L. de C.V., Grupo CSI de Mexico, S. de R.L. de C.V., Tecnicos de Tapas Innovativas S.A. de C.V., Evergreen Packaging México, S. de R.L. de C.V., Reynolds Metals Company de Mexico, S. de R.L. de C.V. and Maxpack, S. de R.L. de C.V. and The Bank of New York Mellon as collateral agent (Spanish and English versions), dated November 16, 2010
4	.297.*	Acknowledgement Agreement in respect of a security trust agreement between CSI en Saltillo, S. de R.L. de C.V. and The Bank of New York Mellon as collateral agent (Spanish and English versions), dated November 16, 2010
4	.298.*	Confirmation and Amendment Agreement between Beverage Packaging Holdings (Luxembourg) III S. à r.l., SIG Combibloc Group AG, SIG allCap AG, SIG Combibloc (Schweiz) AG, SIG Schweizerische Industrie-Gesellschaft AG, SIG Technology AG, SIG Combibloc Procurement AG and SIG Reinag AG and The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.299.*	Confirmation Letter from SIG Combibloc Ltd. to Credit Suisse AG as administrative agent and Wilmington Trust (London) Limited as collateral agent, and acknowledged by Wilmington Trust (London) Limited, dated November 16, 2010
4	.300.*	Deed of Confirmation and Amendment relating to a debenture granted by Closure Systems International (UK) Limited in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010

Exhibit Number		Exhibit Description

4	.301.*	Deed of Confirmation and Amendment relating to a pledge of shares in Closure Systems International (UK) Limited granted by Closure Systems International B.V. in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.302.*	Deed of Confirmation and Amendment relating to a debenture granted by Ivex Holdings, Ltd. in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.303.*	Deed of Confirmation and Amendment relating to a pledge of shares in Ivex Holdings, Ltd. granted by Reynolds Packaging International B.V. in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.304.*	Deed of Confirmation and Amendment relating to a debenture granted by Kama Europe Limited in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.305.*	Deed of Confirmation and Amendment relating to a debenture granted by Reynolds Consumer Products (UK) Limited in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.306.*	Deed of Confirmation and Amendment relating to a pledge of shares in Reynolds Consumer Products (UK) Limited granted by Reynolds Consumer Products International B.V. in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.307.*	Deed of Confirmation and Amendment relating to a debenture granted by Reynolds Subco (UK) Limited in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.308.*	Deed of Confirmation and Amendment relating to a debenture granted by SIG Combibloc Limited in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.309.*	Deed of Confirmation and Amendment relating to a pledge of shares in SIG Combibloc Limited granted by SIG Combibloc Holding GmbH in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.310.*	Deed of Confirmation and Amendment relating to a debenture granted by SIG Holdings (UK) Limited in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.311.*	Deed of Confirmation and Amendment relating to a pledge of shares in SIG Holdings (UK) Limited granted by SIG Combibloc Group AG in favour of The Bank of New York Mellon as collateral agent
4	.312.*	Deed of Confirmation and Amendment in respect of a security over cash agreement granted by CSI Hungary Kft. in favour of Wilmington Trust (London) Limited as collateral agent, dated November 16, 2010
4	.313.*	Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Beverage Packaging Holdings (Luxembourg) I S.A. in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.314.*	Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Beverage Packaging Holdings (Luxembourg) III S.à r.l. in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.315.*	Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Closure Systems International (Luxembourg) S.à r.l. in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.316.*	Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Reynolds Consumer Products (Luxembourg) S.à r.l. in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.317.*	Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Closure Systems International B.V. in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
4	.318.*	Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Reynolds Consumer Products International B.V. in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010

Exhibit Number		Exhibit Description

4	.319.*	Second Amendment to Quota Pledge Agreement, dated as of January 14, 2011, granted by SIG Austria Holding GmbH in favor of The Bank of New York Mellon as collateral agent and acknowledged by SIG Combibloc do Brasil Ltda.
4	.320.*	Confirmation Agreement, dated January 14, 2011, among SIG Austria Holding GmbH, SIG Combibloc GmbH, SIG Combibloc GmbH & Co KG and Wilmington Trust (London) Limited in its capacity as additional Collateral Agent
4	.321.*	Account Pledge Agreement, dated January 14, 2011, between SIG Austria Holding GmbH and Wilmington Trust (London) Limited in its capacity as additional Collateral Agent
4	.322.*	Account Pledge Agreement, dated January 14, 2011, between SIG Combibloc GmbH & Co. KG and Wilmington Trust (London) Limited in its capacity as additional Collateral Agent
4	.323.*	Pledge Agreement relating to shares in SIG Euro Holding AG & Co. KG aA, dated January 14, 2011, among SIG Austria Holding GmbH, SIG Euro Holding AG & Co. KG aA and The Bank of New York Mellon.
4	.324.*	Amendment Agreement No. 2 relating to a Charge and Security Deposit Over Bank Accounts Agreement between Combibloc GmbH & Co KG and Wilmington Trust (London) Limited in its capacity as additional Collateral Agent, dated January 14, 2011.
4	.325.*	Confirmation and Amendment Agreement dated January 14, 2011, among Combibloc GmbH & Co KG and Wilmington Trust (London) Limited in its capacity as additional Collateral Agent
4	.326.*	Account Pledge Agreement between SIG Asset Holdings Limited and Wilmington Trust (London) Limited as collateral agent, dated February 1, 2011.
4	.327.*	Deed of Confirmation and Amendment in respect of a debenture between Closure Systems International (Hong Kong) Limited and Wilmington Trust (London) Limited as collateral agent, dated February 1, 2011.
4	.328.*	Deed of Confirmation and Amendment in respect of a debenture between SIG Combibloc Limited (Hong Kong) and Wilmington Trust (London) Limited as collateral agent, dated February 1, 2011.
4	.329.*	Deed of Confirmation and Amendment in respect of a debenture between Evergreen Packaging (Hong Kong) Limited and Wilmington Trust (London) Limited as collateral agent, dated February 1, 2011.
4	.330.*	Amendment Agreement relating to a Floating Charge Agreement between Closure Systems International Holdings (Hungary) Kft. and Wilmington Trust (London) Limited as collateral agent, dated February 1, 2011.
4	.331.*	Amendment Agreement relating to a Charge and Security Deposit Over Bank Accounts Agreement between Closure Systems International Holdings (Hungary) Kft. and Wilmington Trust (London) Limited as collateral agent, dated February 1, 2011.
4	.332.*	Amendment Agreement relating to a Floating Charge Agreement between CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent, dated February 1, 2011.
4	.333.*	Amendment Agreement relating to a Charge and Security Deposit Over Bank Accounts Agreement between CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent, dated February 1, 2011.
4	.334.*	Amendment Agreement relating to a Fixed Charge Agreement between CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent, dated February 1, 2011.
4	.335.*	Deed of Confirmation and Amendment in respect of a security over cash agreement between CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent, dated February 1, 2011.
4	.336.*	Confirmation Agreement between Reynolds Group Holdings Limited, Beverage Packaging Holdings (Luxembourg) I S.à r.l., Beverage Packaging Holdings (Luxembourg) II S.à r.l., Beverage Packaging Holdings (Luxembourg) III S.à r.l., Reynolds Group Issuer (Luxembourg) S.A., Evergreen Packaging (Luxembourg) S.à r.l., and The Bank of New York Mellon as collateral agent, dated February 1, 2011.

Exhibit Number		Exhibit Description

4	.337.*	Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract between Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon as collateral agent, dated February 1, 2011.
4	.338.*	Confirmation and Amendment Agreement between SIG Combibloc Group AG, Beverage Packaging Holdings (Luxembourg) III S.à.r.l. and The Bank of New York Mellon as collateral agent, dated February 1, 2011.
4	.339.*	Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract (relating to loans to SIG Euro and CSI B.V.) between Beverage Packaging Holdings (Luxembourg) III S.à.r.l. and The Bank of New York Mellon as collateral agent, dated February 1, 2011.
4	.340.*	Deed of Release in respect of an English law security assignment of contractual rights under a specific contract made by Closure Systems International (Luxembourg) S.à r.l. by The Bank of New York Mellon as collateral agent, dated February 1, 2011.
4	.341.*	Deed of Release in respect of an English law security assignment of contractual rights under a specific contract made by Reynolds Consumer Products (Luxembourg) S.à r.l. by The Bank of New York Mellon as collateral agent, dated February 1, 2011.
4	.342.*	Security Assignment of Contractual Rights Under a Specific Contract, between Beverage Packaging Holdings (Luxembourg) III S.à.r.l. and The Bank of New York Mellon as collateral agent, dated February 1, 2011.
4	.343.*	Acknowledgement Agreement in respect of an Equity Interests Pledge Agreement and Partnership Interests Pledge Agreement among Closure Systems International B.V., Evergreen Packaging International B.V., Reynolds Packaging International B.V., CSI Mexico LLC, Closure Systems Mexico Holdings LLC and The Bank of New York Mellon, dated February 1, 2011.
4	.344.*	Acknowledgement Agreement in respect of the Floating Lien Pledge Agreements among Grupo CSI de México, S. de R.L. de C.V., CSI en Saltillo, S. de R.L. de C.V., CSI en Ensenada, S. de R.L. de C.V., CSI Tecniservicio, S. de R.L. de C.V., Bienes Industriales del Norte, S.A. de C.V., Técnicos de Tapas Innovativas, S.A. de C.V., Evergreen Packaging México, S. de R.L. de C.V., Maxpack, S. de R.L. de C.V. and Reynolds Metals Company de México, S. de R.L. de C.V. and The Bank of New York Mellon, as collateral agent, dated February 1, 2011.
4	.345.*	Acknowledgement Agreement in respect of a Security Trust Agreement between CSI en Saltillo, S. de R.L. de C.V. and The Bank of New York Mellon as collateral agent, dated February 1, 2011.
4	.346.*	Deed of Confirmation and Amendment in respect of a share pledge over Closure Systems International (Hong Kong) Limited between Closure Systems International B.V. and Wilmington Trust (London) Limited as collateral agent, dated February 1, 2011.
4	.347.*	Amendment Agreement in respect of a Quota Charge Agreement of Closure Systems International Holdings (Hungary) Kft. among Closure Systems International B.V., CSI Holdings Hungary Kft. and Wilmington Trust (London) Limited as collateral agent, dated February 1, 2011.
4	.348.*	Amendment Agreement in respect of a Quota Charge Agreement of CSI Hungary Manufacturing and Trading Limited Liability Company among Closure Systems International B.V., CSI Holdings Hungary Kft. and Wilmington Trust (London) Limited as collateral agent, dated February 1, 2011
4	.349.*	Deed of Confirmation and Amendment in respect of a share pledge over Closure Systems International (UK) Limited between Closure Systems International B.V. and The Bank of New York Mellon, as collateral agent dated February 1, 2011
4	.350.*	Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract (GLA) between Closure Systems International B.V. and The Bank of New York Mellon, as collateral agent dated February 1, 2011
4	.351.*	Deed of Confirmation and Amendment in respect of a share pledge over Evergreen Packaging (Hong Kong) Limited between Evergreen Packaging International B.V. and Wilmington Trust (London) Limited, as collateral agent dated February 1, 2011
4	.352.*	Deed of Confirmation and Amendment in respect of a share pledge over Ivex Holdings, Ltd. between Reynolds Packaging International B.V. and The Bank of New York Mellon, as collateral agent dated February 1, 2011

Exhibit Number		Exhibit Description

4	.353.*	Deed of Confirmation and Amendment in respect of a share pledge over Reynolds Consumer Products (UK) Limited between Reynolds Consumer Packaging International B.V. and The Bank of New York Mellon, as collateral agent dated February 1, 2011
4	.354.*	Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract (GLA) between Reynolds Consumer Products International B.V. and The Bank of New York Mellon, as collateral agent, dated February 1, 2011.
4	.355.*	Account Pledge Agreement between SIG Combibloc Group AG and The Bank of New York Mellon, as collateral agent, dated February 1, 2011.
4	.356.*	Confirmation and Amendment Agreement relating to non-accessory security between SIG Combibloc Group AG and The Bank of New York Mellon, dated
4	.357.*	Deed of Confirmation and Amendment in respect of a share pledge over SIG Combibloc Limited (HK) between SIG Combibloc Group AG and Wilmington Trust (London) Limited, dated
4	.358.*	Deed of Confirmation and Amendment in respect of a share pledge over SIG Holdings (UK) Limited between SIG Combibloc Group AG and The Bank of New York Mellon, dated
4	.359.*	Deed of Confirmation and Amendment in respect of a debenture between Closure Systems International (UK) Limited and The Bank of New York Mellon, as collateral agent, dated February 1, 2011.
4	.360.*	Deed of Confirmation and Amendment in respect of a debenture between Reynolds Consumer Products (UK) Limited and The Bank of New York Mellon, as collateral agent, dated February 1, 2011.
4	.361.*	Deed of Confirmation and Amendment in respect of a debenture between Reynolds Subco (UK) Limited and The Bank of New York Mellon, as collateral agent, dated February 1, 2011.
4	.362.*	Deed of Confirmation and Amendment in respect of a debenture between SIG Combibloc Limited and The Bank of New York Mellon, as collateral agent, dated February 1, 2011.
4	.363.*	Deed of Confirmation and Amendment in respect of a debenture between SIG Holdings (UK) Limited and The Bank of New York Mellon, as collateral agent, dated February 1, 2011.
4	.364.*	Deed of Confirmation and Amendment in respect of a debenture Kama Europe Limited and The Bank of New York Mellon, as collateral agent, dated February 1, 2011.
4	.365.*	Deed of Confirmation and Amendment in respect of a debenture between Ivex Holdings, Ltd. Limited and The Bank of New York Mellon, as collateral agent, dated February 1, 2011.
4	.366.*	Deed of Confirmation and Amendment in respect of a debenture between J. & W. Baldwin (Holdings) Limited and The Bank of New York Mellon, as collateral agent, dated February 1, 2011.
4	.367.*	Deed of Confirmation and Amendment in respect of a debenture between The Baldwin Group Limited and The Bank of New York Mellon, as collateral agent, dated February 1, 2011.
4	.368.*	Deed of Confirmation and Amendment in respect of a debenture between Omni-Pac U.K. Limited and The Bank of New York Mellon, as collateral agent, dated February 1, 2011.
4	.369.*	Account Pledge Agreement between SIG Combibloc Group AG and The Bank of New York Mellon, dated February 9, 2011
4	.370.*	Account Pledge Agreement between SIG Asset Holdings Limited and Wilmington Trust (London) Limited, dated February 9, 2011
4	.371.*	Confirmation and Amendment Agreement relating to a non-accessory security (in respect of IP assignments, security transfer agreements, global assignment agreements and Security Purpose Agreements) between SIG Combibloc Group AG and The Bank of New York Mellon, as collateral agent, dated February 9, 2011
4	.372.*	Amendment Agreement relating to a Floating Charge Agreement between Closure Systems International Holdings (Hungary) Kft. and Wilmington Trust (London) Limited as collateral agent, dated February 9, 2011.
4	.373.*	Amendment Agreement relating to a Charge and Security Deposit Over Bank Accounts Agreement between Closure Systems International Holdings (Hungary) Kft. and Wilmington Trust (London) Limited as collateral agent, dated February 9, 2011.

Exhibit Number		Exhibit Description

4	.374.*	Amendment Agreement relating to a Floating Charge Agreement between CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent, dated February 9, 2011.
4	.375.*	Amendment Agreement relating to a Charge and Security Deposit Over Bank Accounts Agreement between CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent, dated February 9, 2011.
4	.376.*	Amendment Agreement relating to a Fixed Charge Agreement between CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent, dated February 9, 2011.
4	.377.*	Amendment Agreement in respect of a Quota Charge Agreement of Closure Systems International Holdings (Hungary) Kft. among Closure Systems International B.V., CSI Holdings Hungary Kft. and Wilmington Trust (London) Limited as collateral agent, dated February 9, 2011.
4	.378.*	Amendment Agreement in respect of a Quota Charge Agreement of CSI Hungary Manufacturing and Trading Limited Liability Company among Closure Systems International B.V., CSI Holdings Hungary Kft. and Wilmington Trust (London) Limited as collateral agent, dated February 9, 2011
4	.379.*	Confirmation Agreement, dated February 9, 2011, among Reynolds Group Holding Limited, Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A., Beverage Packaging Holdings (Luxembourg) III S.A., Reynolds Group Issuer (Luxembourg) S.A., Evergreen Packaging (Luxembourg) S.àr.l. and The Bank of New York Mellon, as collateral agent.
4	.380.*	Acknowledgement of Floating Lien Pledge Agreement among Grupo CSI de México, S. de R.L. de C.V., CSI en Saltillo, S. de R.L. de C.V., CSI en Ensenada, S. de R.L. de C.V., CSI Tecniservicio, S. de R.L. de C.V., Bienes Industriales del Norte, S.A. de C.V., Técnicos de Tapas Innovativas, S.A. de C.V., Evergreen Packaging México, S. de R.L. de C.V., Maxpack, S. de R.L. de C.V. and Reynolds Metals Company de México, S. de R.L. de C.V. and The Bank of New York Mellon, as collateral agent, dated February 9, 2011.
4	.381.*	Acknowledgement of Security Trust Agreement by CSI en Saltillo and The Bank of New York Mellon, as collateral agent, dated February 9, 2011.
4	.382.*	Acknowledgement of Equity and Partnership Interests Pledge Agreements over Evergreen Packaging Mexico, Reynolds Metals and Maxpack among Closure Systems International B.V., Evergreen Packaging International B.V., CSI Mexico LLC, Closure Systems Mexico Holdings LLC and The Bank of New York Mellon, dated February 9, 2011.
4	.383.*	Confirmation and Amendment Agreement among SIG Combibloc Group AG, Beverage Packaging Holdings (Luxembourg) III S.à.r.l. and The Bank of New York Mellon, as collateral agent, dated February 9, 2011.
4	.384.*	Confirmation Letter, dated February 9, 2011, by SIG Combibloc Ltd. to Credit Suisse AG, as administrative agent and Wilmington Trust (London) Limited, as collateral agent.
4	.385.*	Third Amendment to the Quota Pledge Agreement, dated as of March 2, 2011, granted by Closure Systems International B.V. and Closure Systems International Holdings Inc. in favor of The Bank of New York Mellon as collateral agent and acknowledged by Closure Systems International (Brazil) Sistemas de Vedação Ltda.
4	.386.*	Fourth Amendment to the Pledge Agreement Over Receivables and Other Credit Rights between Closure Systems International (Brazil) Sistemas de Vedação Ltda. and The Bank of New York Mellon as collateral agent, dated as of March 2, 2011.
4	.387.*	Third amendment to the Accounts Pledge Agreement between Closure Systems International (Brazil) Sistemas de Vedação Ltda. and The Bank of New York Mellon as collateral agent, dated as of March 2, 2011.
4	.388.*	Third amendment to the Pledge Agreement Over Inventory, Equipment and Other Assets between Closure Systems International (Brazil) Sistemas de Vedação Ltda. and The Bank of New York Mellon as collateral agent, dated as of March 2, 2011
4	.389.*	Third amendment to the Accounts Pledge Agreement between SIG Combibloc do Brasil Ltda. and The Bank of New York Mellon as collateral agent, dated as of March 2, 2011

Exhibit Number		Exhibit Description

4	.390.*	Fourth Amendment to the Pledge Agreement Over Receivables and Other Credit Rights between SIG Combibloc do Brasil Ltda. and The Bank of New York Mellon as collateral agent, dated as of March 2, 2011
4	.391.*	Third Amendment to the Quota Pledge Agreement over quotas in SIG Beverages Brasil Ltda. between SIG Euro Holding AG & Co. KGaA and SIG Beverages Germany GmbH and The Bank of New York Mellon as collateral agent, dated as of March 2, 2011
4	.392.*	Third Amendment to Quota Pledge Agreement, dated as of March 2, 2011, granted by SIG Austria Holding GmbH in favor of The Bank of New York Mellon as collateral agent and acknowledged by SIG Combibloc do Brasil Ltda.
4	.393.*	Account Pledge Agreement, dated as of March 2, 2011, between Closure Systems International Holdings (Germany) GmbH and The Bank of New York Mellon as collateral agent
4	.394.*	Account Pledge Agreement, dated as of March 2, 2011, between Closure Systems International Deutschland GmbH and The Bank of New York Mellon as collateral agent
4	.395.*	Account Pledge Agreement, dated as of March 2, 2011, between SIG Euro Holding AG & Co. KGaA and The Bank of New York Mellon as collateral agent
4	.396.*	Account Pledge Agreement, dated as of March 2, 2011, between SIG Beverages Germany GmbH and The Bank of New York Mellon as collateral agent
4	.397.*	Account Pledge Agreement, dated as of March 2, 2011, between SIG Combibloc GmbH and The Bank of New York Mellon as collateral agent
4	.398.*	Account Pledge Agreement, dated as of March 2, 2011, between SIG Combibloc Holding GmbH and The Bank of New York Mellon as collateral agent
4	.399.*	Account Pledge Agreement, dated as of March 2, 2011, between in SIG Vietnam Beteiligungs GmbH and The Bank of New York Mellon as collateral agent
4	.400.*	Account Pledge Agreement, dated as of March 2, 2011, between SIG Information Technology GmbH and The Bank of New York Mellon as collateral agent
4	.401.*	Account Pledge Agreement, dated as of March 2, 2011, between SIG International Services GmbH and The Bank of New York Mellon as collateral agent
4	.402.*	Account Pledge Agreement, dated as of March 2, 2011, between SIG Combibloc Systems GmbH and The Bank of New York Mellon as collateral agent
4	.403.*	Account Pledge Agreement, dated as of March 2, 2011, between SIG Combibloc Zerspanungstechnik GmbH and The Bank of New York Mellon as collateral agent
4	.404.*	Account Pledge Agreement, dated as of March 2, 2011, between SIG Schweizerische Industrie-Gesellschaft AG and The Bank of New York Mellon as collateral agent
4	.405.*	Account Pledge Agreement, dated as of March 2, 2011, between SIG allCap AG and The Bank of New York Mellon as collateral agent
4	.406.*	Account Pledge Agreement, dated as of March 2, 2011, between SIG Combibloc Procurement AG and The Bank of New York Mellon as collateral agent
4	.407.*	Junior Share and Partnership Interest Pledge Agreement relating to shares in SIG Euro Holding AG & Co. KG aA among SIG Combibloc Group AG SIG Reinag AG and The Bank of New York Mellon as collateral agent, dated as of March 2, 2011, and acknowledged by SIG Euro Holding AG & Co. KGaA.
4	.408.*	Share Pledge Agreement Relating to the Shares in Closure Systems International Deutschland GmbH between Closure Systems International Holdings (Germany) GmbH and The Bank of New York Mellon as collateral agent and pledgee.
4	.409.*	Share Pledge Agreement Relating to the Shares in Closure Systems International Holdings (Germany) GmbH between Closure Systems International B.V. and The Bank of New York Mellon as collateral agent and pledgee
4	.410.*	Share Pledge Agreement Relating to the Shares in SIG Combibloc Holding GmbH between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent and pledgee

Exhibit Number		Exhibit Description

4	.411.*	Share Pledge Agreement Relating to the Shares in SIG Combibloc Systems GmbH, SIG Vietnam Beteiligungs GmbH and SIG Combibloc GmbH between SIG Combibloc Holding GmbH and The Bank of New York Mellon as collateral agent and pledge
4	.412.*	Share Pledge Agreement Relating to the Shares in SIG Combibloc Zerspanungstechnik GmbH between SIG Combibloc Systems GmbH and The Bank of New York Mellon as collateral agent and pledgee
4	.413.*	Share Pledge Agreement Relating to the Shares in SIG Beverages Germany GmbH, SIG International Services GmbH, SIG Information Technology GmbH, SIG Combibloc GmbH and SIG Combibloc Holdings GmbH between SIG Euro Holding AG & Co. KGaA and The Bank of New York Mellon as collateral agent and pledgee
4	.414.*	Confirmation and Amendment Agreement relating to non-accessory security, dated as of March 2, 2011, between Closure Systems International Deutschland GmbH, Closure Systems International Holdings (Germany) GmbH, SIG Beverages Germany GmbH, SIG Combibloc GmbH, SIG Combibloc Holding GmbH, SIG Combibloc Systems GmbH, SIG Combibloc Zerspanungstechnik GmbH, SIG Euro Holding AG & Co. KgaA, SIG Information Technology GmbH, SIG International Services GmbH, SIG Vietnam Beteiligungs GmbH, SIG Technology AG and The Bank of New York Mellon as collateral agent
4	.415.*	Confirmation and Amendment Agreement in respect of Luxembourg law security, dated as of March 2, 2011, between SIG Combibloc Holding GmbH and The Bank of New York Mellon as collateral agent
4	.416.*	Confirmation and Amendment Agreement relating to the Swiss law security documents, dated as of March 2, 2011, among SIG allCap AG, SIG Combibloc (Schweiz), SIG Combibloc Procurement AG, SIG Reinag AG, SIG Schweizerische Industrie-Gesellschaft AG, SIG Technology AG and The Bank of New York Mellon as collateral agent
4	.417.*	Deed of Confirmation and Amendment Agreement in respect of the share pledge over SIG Combibloc Ltd., dated March 2, 2011, between SIG Combibloc Holding GmbH and The Bank of New York Mellon as collateral agent
4	.418.*	Account Pledge Agreement, dated as of March 2, 2011, between Pactiv Hamburg Holdings GmbH and The Bank of New York Mellon as collateral agent
4	.419.*	Account Pledge Agreement, dated as of March 2, 2011, between Pactiv Deutschland Holdinggesellschaft MBH and The Bank of New York Mellon as collateral agent
4	.420.*	Account Pledge Agreement, dated as of March 2, 2011, between Omni-Pac Ekco GmbH Verpackungsmittel and The Bank of New York Mellon as collateral agent
4	.421.*	Account Pledge Agreement, dated as of March 2, 2011, between Omni-Pac GmbH Verpackungsmittel and The Bank of New York Mellon as collateral agent
4	.422.*	Share Pledge Agreement Relating to the Shares in Pactiv Hamburg Holdings GmbH, dated as of March 2, 2011, between SIG Combibloc Holding GmbH and The Bank of New York Mellon as collateral agent and pledgee
4	.423.*	Share Pledge Agreement Relating to the Shares in Pactiv Deutschland Holdinggesellschaft MBH, dated as of March 2, 2011, among Pactiv Hamburg Holdings GmbH, Pactiv Corporation and The Bank of New York Mellon as collateral agent and pledgee
4	.424.*	Share Pledge Agreement Relating to the Shares in Omni-Pac Ekco GmbH Verpackungsmittel and Omni-Pac Gmbh, dated as of March 2, 2011, between Pactiv Deutschland Holdinggesellschaft MBH and The Bank of New York Mellon as collateral agent and pledgee
4	.425.*	Account Pledge Agreement, dated as of March 2, 2011, between Closure Systems International Deutschland GmbH and The Bank of New York Mellon as collateral agent and pledgee
4	.426.*	Floating Lien Pledge Agreement, dated April 19, 2011, given by Central de Bolsas, S. de R.L. de C.V., Grupo Corporativo Jaguar, S.A. de C.V., Servicios Industriales Jaguar, S.A. de C.V., Servicio Terrestre Jaguar, S.A. de C.V. and Pactiv Mexico, S. de R.L. de C.V. in favour of The Bank of New York Mellon as collateral agent.

Exhibit Number		Exhibit Description

4	.427.*	Equity Interests Pledge Agreement, dated April 19, 2011, by Grupo CSI de México, S. de R.L. de C.V., CSI en Saltillo, S. de R.L. de C.V., Central de Bolsas, S. de R.L. de C.V., Servicios Industriales Jaguar, S.A. de C.V., Servicio Terrestre Jaguar, S.A. de C.V., Grupo Corporativo Jaguar, S.A. de C.V., Pactiv Corporation and Pactiv International Holdings Inc. .in favour of The Bank of New York Mellon as collateral agent.
4	.428.*	Canadian General Security Agreement, dated May 2, 2011, between Dopaco Canada, Inc. and The Bank of New York Mellon
4	.429.*	Amending Agreement No. 2 to Canadian Pledge Agreement relating to shares in Dopaco Canada, Inc., dated May 2, 2011, between Reynolds Food Packaging Canada Inc. and The Bank of New York Mellon
4	.430.*	Canadian General Security Agreement, dated May 2, 2011, between Garven Incorporated and The Bank of New York Mellon
4	.431.*	Canadian Pledge Agreement, dated May 2, 2011, between Dopaco Canada, Inc. and The Bank of New York Mellon, relating to shares in Garven Incorporated
4	.432.*	Canadian General Security Agreement, dated May 2, 2011, between Conference Cup, Ltd. and The Bank of New York Mellon
4	.433.*	Canadian Pledge Agreement, dated May 2, 2011, between Garven Incorporated and The Bank of New York Mellon, relating to shares in Conference Cup Ltd.
4	.434.*	Patent Security Agreement, dated May 2, 2011, between Dopaco, Inc. and The Bank of New York Mellon
4	.435.*	Trademark Security Agreement, dated May 2, 2011, between Dopaco, Inc. and The Bank of New York Mellon
4	.436.*	Third Amendment to Quota Pledge Agreement, dated as of June 7, 2011, granted by SIG Austria Holding GmbH in favor of The Bank of New York Mellon as collateral agent and acknowledged by SIG Combibloc do Brasil Ltda.
4	.437.*	Confirmation Agreement, dated June 7, 2011, among SIG Austria Holding GmbH, SIG Combibloc GmbH, SIG Combibloc GmbH & Co KG and Wilmington Trust (London) Limited in its capacity as additional Collateral Agent
4	.438.*	Account Pledge Agreement, dated June 7, 2011, between SIG Austria Holding GmbH and Wilmington Trust (London) Limited in its capacity as additional Collateral Agent
4	.439.*	Account Pledge Agreement, dated June 7, 2011, between SIG Combibloc GmbH & Co. KG and Wilmington Trust (London) Limited in its capacity as additional Collateral Agent
4	.440.*	Pledge Agreement relating to shares in SIG Euro Holding AG & Co. KG aA, dated June 7, 2011, among SIG Austria Holding GmbH, SIG Euro Holding AG & Co. KG aA and The Bank of New York Mellon.
4	.441.*	Amendment Agreement No. 3 relating to a Charge and Security Deposit Over Bank Accounts Agreement between Combibloc GmbH & Co KG and Wilmington Trust (London) Limited in its capacity as additional Collateral Agent, dated June 7, 2011.
4	.442.*	Confirmation and Amendment Agreement dated June 7, 2011, among Combibloc GmbH & Co KG and Wilmington Trust (London) Limited in its capacity as additional Collateral Agent
4	.443.*	NY Law Confirmation Agreement, dated August 5, 2011 by SIG Combibloc Ltd.
4	.444.*	Amendment to Quota Pledge Agreement in favor of Closure Systems International (Brazil) Sistemas de Vedação Ltda, dated September 8, 2011, among Closures Systems International B.V., Closure Systems International Holdings Inc. and The Bank of New York Mellon
4	.445.*	Amendment to Pledge Agreement over Receivables and other Credit Rights in favor of Closure Systems International (Brazil) Sistemas de Vedação Ltda, dated September 8, 2011
4	.446.*	Amendment to Accounts Pledge Agreement in favor of Closure Systems International (Brazil) Sistemas de Vedação Ltda, dated September 8, 2011
4	.447.*	Amendment to Pledge Agreement over Inventory, Equipment and other Assets in favor of Closure Systems International (Brazil) Sistemas de Vedação Ltda, dated September 8, 2011

Exhibit Number		Exhibit Description

4	.448.*	Amendment to Accounts Pledge Agreement in favor of SIG Combibloc do Brasil, dated September 8, 2011
4	.449.*	Amendment to Pledge Agreement over Receivables and other Credit Rights in favor of SIG Combibloc do Brasil, dated September 8, 2011
4	.450.*	Amendment to Quota Pledge Agreement in favor of SIG Beverages Brasil, dated September 8, 2011, among SIG Beverages GmbH, SIG Euro Holding AG & Co. KGaA and The Bank of New York Mellon
4	.451.*	Account Pledge Agreement, between Closure Systems International Holdings (Germany) GmbH and The Bank of New York Mellon as collateral agent, dated September 8, 2011
4	.452.*	Account Pledge Agreement, between Closure Systems International Deutschland GmbH and The Bank of New York Mellon as collateral agent, dated September 8, 2011
4	.453.*	Account Pledge Agreement, between SIG Euro Holding AG & Co. KG aA and The Bank of New York Mellon as collateral agent, dated September 8, 2011
4	.454.*	Account Pledge Agreement, between SIG Beverages Germany GmbH and The Bank of New York Mellon as collateral agent, dated September 8, 2011
4	.455.*	Account Pledge Agreement, between SIG Combibloc GmbH and The Bank of New York Mellon as collateral agent, dated September 8, 2011
4	.456.*	Account Pledge Agreement, between SIG Combibloc Holding GmbH and The Bank of New York Mellon as collateral agent, dated September 8, 2011
4	.457.*	Account Pledge Agreement, between SIG Vietnam Beteiligungs GmbH and The Bank of New York Mellon as collateral agent, dated September 8, 2011
4	.458.*	Account Pledge Agreement, between SIG Information Technology GmbH and The Bank of New York Mellon as collateral agent, dated September 8, 2011
4	.459.*	Account Pledge Agreement, between SIG International Services GmbH and The Bank of New York Mellon as collateral agent, dated September 8, 2011
4	.460.*	Account Pledge Agreement, between SIG Combibloc Systems GmbH and The Bank of New York Mellon as collateral agent, dated September 8, 2011
4	.461.*	Account Pledge Agreement, between SIG Combibloc Zerspanungstechnik GmbH and The Bank of New York Mellon as collateral agent, dated September 8, 2011
4	.462.*	Account Pledge Agreement, between Pactiv Hamburg Holdings GmbH and The Bank of New York Mellon as collateral agent, dated September 8, 2011
4	.463.*	Account Pledge Agreement, between Pactiv Deutschland Holdinggesellschaft mbH and The Bank of New York Mellon as collateral agent, dated September 8, 2011
4	.464.*	Account Pledge Agreement, between Omni-Pac Ekco GmbH Verpackungsmittel and The Bank of New York Mellon as collateral agent, dated September 8, 2011
4	.465.*	Account Pledge Agreement, between Omni-Pac GmbH Verpackungsmittel and The Bank of New York Mellon as collateral agent, dated September 8, 2011
4	.466.*	Account Pledge Agreement, between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent, dated September 8, 2011
4	.467.*	Account Pledge Agreement, between SIG Schweizerische Industrie-Gesellschaft AG and The Bank of New York Mellon as collateral agent, dated September 8, 2011
4	.468.*	Account Pledge Agreement, between SIG allCap AG and The Bank of New York Mellon as collateral agent, dated September 8, 2011
4	.469.*	Account Pledge Agreement, between SIG Combibloc Procurement AG and The Bank of New York Mellon as collateral agent, dated September 8, 2011
4	.470.*	Account Pledge Agreement, between SIG Asset Holdings Limited and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011
4	.471.*	Non notarial share and interest pledge agreement relating to shares in SIG Euro Holding AG & Co. KG aA, among SIG Combibloc Group AG and SIG Reinag AG, dated September 8, 2011

Exhibit Number		Exhibit Description

4	.472.*	Notarial Share Pledge Agreement in respect of Closure Systems International Holdings (Germany) GmbH, Closure Systems International Deutschland GmbH, SIG Euro Holding AG & Co. KG aA, SIG Beverages Germany GmbH, SIG Combibloc GmbH, SIG Combibloc Holding GmbH, SIG Vietnam Beteiligungs GmbH, SIG Information, Technology GmbH, SIG International Services GmbH, SIG Combibloc Systems GmbH, SIG Combibloc Zerspanungstechnik GmbH, Pactiv Hamburg Holdings GmbH, Pactiv Deutschland Holdinggesellschaft mbH, Omni-Pac Ekco GmbH Verpackungsmittel and Omni-Pac GmbH Verpackungsmittel, among Closure Systems International B.V., SIG Combibloc Group AG and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011
4	.473.*	Non-accessory Security Confirmation and Amendment Agreement in respect of IP Assignments, Security Transfer Agreements, Global Assignment Agreements and Security Purpose Agreements, between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent, dated September 8, 2011
4	.474.*	Deed of Confirmation and Amendment relating to a debenture between SIG Combibloc Limited (Hong Kong) and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011
4	.475.*	Deed of Confirmation and Amendment relating to a share charge over shares in SIG Combibloc Limited (Hong Kong) between SIG Combibloc Group AG and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011
4	.476.*	Deed of Confirmation and Amendment relating to a debenture between Evergreen Packaging (Hong Kong) Limited and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011
4	.477.*	Deed of Confirmation and Amendment relating to a share charge over shares in Evergreen Packaging (Hong Kong) Limited between Evergreen Packaging International B.V. and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011
4	.478.*	Deed of Confirmation and Amendment relating to a debenture between Closure Systems International (Hong Kong) Limited and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011
4	.479.*	Deed of Confirmation and Amendment relating to a share charge over shares in Closure Systems International (Hong Kong) Limited between Closure Systems International B.V. and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011
4	.480.*	Amendment Agreement No. 3 relating to a quota charge agreement over quotas in CSI Hungary Manufacturing and Trading Limited Liability Company between Closure Systems International B.V. and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011
4	.481.*	Amendment agreement No. 5 relating to a floating charge agreement between CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011
4	.482.*	Amendment agreement No. 5 relating to a charge and security deposit over bank accounts agreement between CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011
4	.483.*	Amendment agreement No. 5 relating to a fixed charge agreement between CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011
4	.484.*	Amendment agreement No. 5 relating to a quota charge agreement over quotas in Closure Systems International Holdings (Hungary) Kft. between Closure Systems International B.V. and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011
4	.485.*	Amendment agreement No. 5 relating to a floating charge agreement between Closure Systems International Holdings (Hungary) Kft. and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011
4	.486.*	Amendment agreement No. 5 relating to a charge and security deposit over bank accounts agreement between Closure Systems International Holdings (Hungary) Kft. and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011

Exhibit Number		Exhibit Description

4	.487.*	Confirmation Agreement in respect of all Luxembourg security, dated September 8, 2011, among SIG Combibloc Holding GmbH, Reynolds Group Holdings Limited and The Bank of New York Mellon
4	.488.*	Acknowledgement Agreement in respect of a Floating Lien Pledge Agreement between Bienes Industriales del Norte, S.A. de C.V., CSI en Ensenada, S. de R.L. de C.V., CSI en Saltillo, S. de R.L. de C.V., CSI Tecniservicio, S. de R.L. de C.V., Grupo CSI de Mexico, S. de R.L. de C.V., Técnicos de Tapas Innovativas, S.A. de C.V., Evergreen Packaging México, S. de R.L. de C.V., Reynolds Metals Company de Mexico, S. de R.L. de C.V., and Maxpack, S. de R.L. de C.V. and The Bank of New York Mellon as collateral agent, dated September 8, 2011
4	.489.*	Acknowledgement Agreement in respect of a Security Trust Agreement between CSI en Saltillo, S. de R.L. de C.V. and The Bank of New York Mellon as collateral agent, dated September 8, 2011
4	.490.*	Acknowledgement Agreement in respect of Equity Interests Pledge Agreement between Grupo CSI de México, S. de R.L. de C.V., Closure Systems International B.V., CSI Mexico LLC, CSI en Saltillo, S. de R.L. de C.V., Closure Systems Mexico Holdings LLC, Evergreen Packaging International B.V., Reynolds Packaging International B.V. and Reynolds Metals Company de México, S. de R.L. de C.V. and The Bank of New York Mellon as collateral agent, dated September 8, 2011
4	.491.*	Confirmation and Amendment Agreement between Beverage Packaging Holdings (Luxembourg) III S.à r.l. and SIG Combibloc Group AG, and The Bank of New York Mellon as collateral agent, dated September 8, 2011
4	.492.*	Deed of Confirmation and Amendment relating to a debenture granted by J. & W. Baldwin (Holdings) Limited in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011
4	.493.*	Deed of Confirmation and Amendment relating to a debenture granted by The Baldwin Group Limited in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011
4	.494.*	Deed of Confirmation and Amendment relating to a debenture granted by Omni-Pac U.K. Limited in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011
4	.495.*	Deed of confirmation and amendment relating to a debenture granted by Ivex Holdings, Ltd. in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011
4	.496.*	Deed of confirmation and amendment relating to a pledge of shares in Ivex Holdings, Ltd. granted by Reynolds Packaging International B.V. in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011
4	.497.*	Deed of confirmation and amendment relating to a debenture granted by Kama Europe Limited in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011
4	.498.*	Deed of confirmation and amendment relating to a debenture granted by Reynolds Consumer Products (UK) Limited in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011
4	.499.*	Deed of confirmation and amendment relating to a pledge of shares in Reynolds Consumer Products (UK) Limited granted by Reynolds Consumer Products International B.V. in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011
4	.500.*	Deed of confirmation and amendment relating to a debenture granted by Reynolds Subco (UK) Limited in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011
4	.501.*	Deed of confirmation and amendment relating to a debenture granted by Closure Systems International (UK) Limited in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011
4	.502.*	Deed of confirmation and amendment relating to a pledge of shares in Closure Systems International (UK) Limited granted by Closure Systems International B.V. in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011
4	.503.*	Deed of confirmation and amendment relating to a debenture granted by SIG Holdings (UK) Limited in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011

Exhibit Number		Exhibit Description

4	.504.*	Deed of confirmation and amendment relating to a pledge of shares in SIG Holdings (UK) Limited granted by SIG Combibloc Group AG in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011
4	.505.*	Deed of confirmation and amendment relating to a debenture granted by SIG Combibloc Limited in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011
4	.506.*	Deed of confirmation and amendment relating to a pledge of shares in SIG Combibloc Ltd. granted by SIG Combibloc Holding GmbH in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011
4	.507.*	Deed of Confirmation and Amendment in respect of a security over cash agreement granted by CSI Hungary Manufacturing and Trading Limited Liability Company in favour of Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011
4	.508.*	Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Reynolds Consumer Products International B.V. in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011
4	.509.*	Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Closure Systems International B.V. in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011
4	.510.*	Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by CSI Lux following the merger with CSI Lux and RCP Lux, by Beverage Packaging Holdings (Luxembourg) III S.à r.l. in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011
4	.511.*	Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Beverage Packaging Holdings (Luxembourg) III S.à r.l. in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011
4	.512.*	Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Beverage Packaging Holdings (Luxembourg) I S.A. in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011
4	.513.*	Fixed Charge over Account between Whakatane Mill Limited and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011
4	.514.*	Share Pledge Amendment between SIG Combibloc Group AG and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011
4	.515.*	Fourth Amendment to Quota Pledge Agreement, dated as of October 14, 2011, granted by SIG Austria Holding GmbH in favor of The Bank of New York Mellon as collateral agent and acknowledged by SIG Combibloc do Brasil Ltda.
4	.516.*	Confirmation Agreement, dated October 14, 2011, among SIG Austria Holding GmbH, SIG Combibloc GmbH, SIG Combibloc GmbH & Co KG and Wilmington Trust (London) Limited in its capacity as additional Collateral Agent
4	.517.*	Account Pledge Agreement, dated October 14, 2011, between SIG Austria Holding GmbH and Wilmington Trust (London) Limited in its capacity as additional Collateral Agent
4	.518.*	Account Pledge Agreement, dated October 14, 2011, between SIG Combibloc GmbH & Co. KG and Wilmington Trust (London) Limited in its capacity as additional Collateral Agent
4	.519.*	Pledge Agreement relating to shares in SIG Euro Holding AG & Co. KG aA, dated October 14, 2011, among SIG Austria Holding GmbH, SIG Euro Holding AG & Co. KG aA and The Bank of New York Mellon.
4	.520.*	Amendment Agreement No. 4 relating to a Charge and Security Deposit Over Bank Accounts Agreement between Combibloc GmbH & Co KG and Wilmington Trust (London) Limited in its capacity as additional Collateral Agent, dated October 14, 2011.
4	.521.*	Confirmation and Amendment Agreement dated October 14, 2011, among Combibloc GmbH & Co KG and Wilmington Trust (London) Limited in its capacity as additional Collateral Agent

Exhibit Number		Exhibit Description

4	.522.*	Pledge Over Shares Agreement in Beverage Packaging Holdings (Luxembourg) IV S.à r.l., dated as of March 20, 2012, between Beverage Packaging Holdings (Luxembourg) III S.à r.l. and The Bank of New York Mellon as collateral agent
4	.523.*	Pledge Over Shares Agreement in Beverage Packaging Factoring (Luxembourg) S.à r.l., dated as of March 20, 2012, between Beverage Packaging Holdings (Luxembourg) IV S.à r.l. and The Bank of New York Mellon as collateral agent
5	.1.***	Opinion of Debevoise & Plimpton LLP (New York)
5	.2.***	Opinion of Richards, Layton & Finger, P.A.
5	.3.***	Opinion of Sher Garner Cahill Richter Klein McAllister and Hilbert L.L.C.
5	.4.***	Opinion of Dorsey & Whitney LLP
5	.5.***	Opinion of Lowenstein Sandler PC
5	.6.***	Opinion of Roberts & Stevens, P.A.
5	.7.***	Opinion of Corrs Chambers Westgarth
5	.8.***	Opinion of Schoenherr Rechtsanwaelte GmbH
5	.9.***	Opinion of Levy & Salomao Advogados
5	.10.***	Opinion of Harney Westwood & Riegels
5	.11.***	Opinion of Blake, Cassels & Graydon LLP
5	.12.***	Opinion of Pacheco Coto
5	.13.***	Opinion of Carey Olson
5	.14.***	Opinion of Debevoise & Plimpton LLP (Germany)
5	.15.***	Opinion of Freshfields Bruckhaus Deringer (Hong Kong)
5	.16.***	Opinion of Oppenheim Ügyvédi Iroda
5	.17.***	Opinion of Freshfields Bruckhaus Deringer (Japan)
5	.18.***	Opinion of Loyens & Loeff, Avocats à la Cour
5	.19.***	Opinion of Borda y Quintana, S.C.
5	.20.***	Opinion of Freshfields Bruckhaus Deringer (Netherlands)
5	.21.***	Opinion of Bell Gully
5	.22.***	Opinion of Pestalozzi Attorneys at Law
5	.23.***	Opinion of Weerawong, Chinnavat & Peangpanor Ltd.
5	.24.***	Opinion of Debevoise & Plimpton LLP (London)
5	.25.***	Opinion of Ballard Spahr LLP
5	.26.***	Opinion of Blank Rome LLP
5	.27.***	Opinion of Vorys, Sater, Seymour and Pease LLP
5	.28.***	Opinion of Jones Waldo Holbrook & McDonough, PC
10	.1.*	Amendment No. 6 and Incremental Term Loan Assumption Agreement, dated August 9, 2011, by and among Reynolds Group Holdings Inc., Pactiv Corporation, Reynolds Consumer Products Holdings Inc., Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGaA, SIG Austria Holding GmbH, Closure Systems International B.V., Reynolds Group Holdings Limited, the Guarantors from time to time party thereto, the Lenders from time to time party thereto and Credit Suisse AG, as administrative agent for Lenders.
10	.1.1.*	Second Amended and Restated Credit Agreement, dated as of August 9, 2011, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings Inc., SIG Euro Holding AG & Co KGAa, SIG Austria Holding GMBH, Pactiv Corporation, the other Borrowers set forth therein, Reynolds Group Holdings Limited, the Lenders and Credit Suisse AG, as administrative Agent (as filed as Annex A to Amendment No. 6 and Incremental Term Loan Assumption Agreement).

Exhibit Number		Exhibit Description

10	.1.2.*	Borrowing Subsidiary Agreement, dated as of November 16, 2010, among Reynolds Group Holdings Inc., a Delaware corporation, Reynolds Consumer Products Holdings Inc. a Delaware corporation, Closure Systems International Holding Inc., a Delaware corporation, SIG Euro Holding AG & CO KGaA, a German partnership limited by shares, SIG Austria Holding GmbH, an Austrian limited liability company (Gesellschaft mit beschränkter Haftung), Closure Systems International B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), incorporated under the laws of The Netherlands, Reynolds Group Holdings Limited a New Zealand limited liability company, Pactiv Corporation, a Delaware corporation and Credit Suisse AG, as administrative agent
10	.1.3.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of December 2, 2009, between SIG Holdings (UK) Limited and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.4.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of December 2, 2009, between SIG Combibloc Limited and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.5.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of December 2, 2009, between CSI Latin American Holdings Corporation, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.6.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of December 2, 2009, between Closure Systems International (Canada) Limited and Credit Suisse AG, Cayman Islands Branch, as administrative agent
10	.1.7.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of December 2, 2009, between CSI Closure Systems Manufacturing de Centro America, S.R.L. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.8.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of December 2, 2009, between Closure Systems International Holdings (Japan) KK and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.9.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of December 2, 2009, between Closure Systems International Japan, Limited and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.10.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of December 2, 2009, between Closure Systems International (UK) Limited and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.11.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of December 2, 2009, between Reynolds Consumer Products (UK) Limited and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.12.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of December 2, 2009, between SIG Combibloc Procurement AG and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.13.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of December 2, 2009, between Reynolds Subco (UK) Limited (f/k/a BACO Consumer Products Limited) and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.14.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of January 29, 2010, between Closure Systems International (Brazil) Sistemas de Vedação Ltda. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.15.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of January 29, 2010, between SIG Asset Holdings Ltd. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.16.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of January 29, 2010, between Closure Systems International Holdings (Hungary) Kft. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

Exhibit Number		Exhibit Description

10	.1.17.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of January 29, 2010, between CSI Hungary Manufacturing and Trading Limited Liability Company and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.18.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of January 29, 2010, between Bienes Industriales del Norte S.A. de C.V. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.19.*	Guarantor Joinder to the Credit Agreement, dated as of January 29, 2010, between CSI en Ensenada, S. de R.L. de C.V. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.20.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of January 29, 2010, between CSI en Saltillo, S. de R.L. de C.V. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.21.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of January 29, 2010, between CSI Tecniservicio, S. de R.L. de C.V. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.22.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of January 29, 2010, between Grupo CSI de Mexico, S. de R.L. de C.V. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.23.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of January 29, 2010, between Tecnicos de Tapas Innovativas S.A. de C.V. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.24.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of January 29, 2010, between SIG Combibloc Ltd., a Thailand entity and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.25.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of January 29, 2010, between SIG Reinag AG and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.26.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of February 2, 2010, between Closure Systems International Americas, Inc. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.27.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of May 4, 2010, between Evergreen Packaging Inc., and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.28.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of May 4, 2010, between Evergreen Packaging USA Inc., and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.29.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of May 4, 2010, between Evergreen Packaging International (US) Inc., and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.30.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of May 4, 2010, between Blue Ridge Holding Corp., and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.31.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of May 4, 2010, between Blue Ridge Paper Products Inc., and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.32.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of May 4, 2010, between BRPP, LLC, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.33.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of May 4, 2010, between Evergreen Packaging Canada Limited, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

Exhibit Number		Exhibit Description

10	.1.34.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of May 4, 2010, between Evergreen Packaging (Luxembourg) S.À.R.L., and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.35.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of May 4, 2010, between Whakatane Mill Limited, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.36.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of May 4, 2010, between Evergreen Packaging International B.V., and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.37.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of May 4, 2010, between Evergreen Packaging (Hong Kong) Limited, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.38.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of May 4, 2010, between Evergreen Packaging Mexico, S. de R.L. de C.V. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.39.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of November 5, 2009 as amended by Amendment No. 1 dated as of January 21, 2010 (as further amended, supplemented or otherwise modified from time to time) of SIG Combibloc do Brasil Ltda. among Reynolds Group Holdings Inc. , Reynolds Consumer Products Holdings, Closure Systems International Holdings Inc., SIG Euro Holding AG & Co KGAA, SIG Austria Holding GMBH, Closures Systems International BV, Reynolds Group Holdings Limited the Lenders listed there to and Credit Suisse AG, as administrative agent, dated March 30, 2010
10	.1.40.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of November 5, 2009 as amended by Amendment No. 1 dated as of January 21, 2010 (as further amended, supplemented or otherwise modified from time to time) of SIG Beverages Brasil Ltda among Reynolds Group Holdings Inc. , Reynolds Consumer Products Holdings, Closure Systems International Holdings Inc., SIG Euro Holding AG & Co KGAA, SIG Austria Holding GMBH, Closures Systems International BV, Reynolds Group Holdings Limited the Lenders listed there to and Credit Suisse AG, as administrative agent, dated March 30, 2010
10	.1.41.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of June 17, 2010, between Whakatane Mill Australia Pty Limited, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.42.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of May 4, 2010, between Reynolds Food Packaging Canada Inc. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.43.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of May 4, 2010, between Reynolds Metals Company de Mexico, S. de R.L. de C.V. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.44.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of May 4, 2010, between Maxpack, S. de R.L. de C.V. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.45.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of May 4, 2010, between Reynolds Packaging International B.V. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.46.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of May 4, 2010, between Ivex Holdings, Ltd. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.47.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of May 4, 2010, between Kama Europe Limited and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

Exhibit Number		Exhibit Description

10	.1.48.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of May 4, 2010, between Reynolds Packaging Inc. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.49.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of May 4, 2010, between Reynolds Flexible Packaging Inc. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.50.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of May 4, 2010, between Reynolds Food Packaging LLC and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.51.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of May 4, 2010, between Reynolds Packaging Kama Inc. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.52.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of May 4, 2010, between Reynolds Packaging LLC and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.53.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of May 4, 2010, between Ultra Pac, Inc. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.54.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of November 16, 2010, between Pactiv Factoring LLC and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.55.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of November 16, 2010, between Pactiv RSA LLC and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.56.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of November 16, 2010, between Pactiv Retirement Administration LLC and Credit Suisse AG, Cayman Islands Branch, as administrative agent
10	.1.57.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of November 16, 2010, between Pactiv Germany Holdings, Inc. and Credit Suisse AG, Cayman Islands Branch, as administrative agent
10	.1.58.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of November 16, 2010, between Pactiv International Holdings Inc. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.59.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of November 16, 2010, between Pactiv Management Company LLC and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.60.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of November 16, 2010, between PCA West Inc. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.61.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement)t, dated as of November 16, 2010, between Prairie Packaging, Inc. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.62.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of November 16, 2010, between PWP Holdings, Inc. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.63.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of November 16, 2010, between PWP Industries, Inc. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.64.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of November 16, 2010, between Newspring Industrial Corp. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

Exhibit Number		Exhibit Description

10	.1.65.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of November 16, 2010, between Newspring Canada Inc. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.66.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of November 16, 2010, between Pactiv Canada Inc. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.67.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of November 16, 2010, between 798795 Ontario Limited and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.68.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of November 16, 2010, between The Baldwin Group Limited and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.69.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of November 16, 2010, between J. & W. Baldwin (Holdings) Limited and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.70.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of November 16, 2010, between Omni-Pac U.K. Limited and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.71.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of March 2, 2011, between Pactiv Hamburg Holdings GmbH, Pactiv Deutschland Holdinggesellschaft MBH, Omni-Pac Ekco GmbH Verpackungsmittel, Omni-Pac Gmbh Verpackungsmittel and Credit Suisse AG, as administrative agent.
10	.1.72.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of April 19, 2011, between Central de Bolsas, S. de R.L. de C.V., Grupo Corporativo Jaguar, S.A. de C.V., Servicios Industriales Jaguar, S.A. de C.V., Servicio Terrestre Jaguar, S.A. de C.V., Pactiv Mexico, S. de R.L. de C.V. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.73.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of May 2, 2011, between Dopaco, Inc., Dopaco Canada, Inc., Garven Incorporated, Conference Cup Ltd. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.74.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of August 19, 2011, between Bucephalas Acquisition Corp. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.75.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of September 8, 2011, between Graham Packaging Company Inc., GPC Holdings LLC, BCP/Graham Holdings L.L.C. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.76.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of October 14, 2011, between Reynolds Manufacturing, Inc., RenPac Holdings Inc. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10	.1.77.*	Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of March 20, 2012, between certain additional guarantors and Credit Suisse AG, Cayman Islands Branch, as administrative agent
10	.2.1.*	8% Senior Notes due 2016 Indenture, dated as of June 29, 2007, as amended, supplemented or otherwise modified, between, among others, Beverage Packaging Holdings II S.A., Reynolds Group Holdings Limited (formerly Rank Group Holdings Limited), Beverage Packaging Holdings (Luxembourg) I S.A. Beverage Packaging Holdings (Luxembourg) III S.à r.l., The Bank of New York Mellon (formerly The Bank of New York) as trustee, principal paying agent, registrar and transfer agent and Credit Suisse AG (formerly Credit Suisse) as security agent, relating to the issuance by Beverage Packaging Holdings II S.A. of 8% Senior Notes due 2016 in the aggregate principal amount of €480,000,000

Exhibit Number		Exhibit Description

10	.2.2.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 20, 2007, between SIG Holding USA Inc., The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.
10	.2.3.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 20, 2007, between SIG Combibloc Inc., The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.
10	.2.4.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 20, 2007, between SIG Combibloc Group AG (formerly SIG Holding AG), The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.
10	.2.5.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 20, 2007, between SIG allCap AG, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.
10	.2.6.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 20, 2007, between SIG Combibloc (Schweiz) AG, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.
10	.2.7.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 20, 2007, between SIG Schweizerische Industrie-Gesellschaft AG, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.
10	.2.8.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 20, 2007, between SIG Technology AG, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.
10	.2.9.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 20, 2007, between SIG Beverages Germany GmbH, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.
10	.2.10.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 20, 2007, between SIG Combibloc Beteiligungs GmbH, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.
10	.2.11.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 20, 2007, between SIG Combibloc GmbH, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.
10	.2.12.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 20, 2007, between SIG Combibloc Holding GmbH, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.
10	.2.13.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 20, 2007, between SIG Combibloc Systems GmbH, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.
10	.2.14.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 20, 2007, between SIG Combibloc Zerspanungstechnik GmbH, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.
10	.2.15.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 20, 2007, between SIG Information Technology GmbH, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.
10	.2.16.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 20, 2007, between SIG International Services GmbH, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.
10	.2.17.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 20, 2007, between SIG Euro Holding AG & Co. KG aA, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.
10	.2.18.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 5, 2009, between Closure Systems International Holdings (Germany) GmbH, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

Exhibit Number		Exhibit Description

10	.2.19.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 5, 2009, between Closure Systems International Deutschland GmbH, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.20.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 5, 2009, between Reynolds Group Issuer (Luxembourg) S.A., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.21.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 5, 2009, between Closure Systems International B.V., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.22.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 5, 2009, between Reynolds Consumer Products International B.V., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.23.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 5, 2009, between Reynolds Group Holdings Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.24.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 5, 2009, between Reynolds Group Issuer Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.25.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 5, 2009, between Reynolds Group Issuer LLC, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.26.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 5, 2009, between Closure Systems International Holdings Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.27.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 5, 2009, between Closure Systems International Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.28.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 5, 2009, between Reynolds Packaging Machinery Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.29.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 5, 2009, between Closure Systems Mexico Holdings LLC, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.30.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 5, 2009, between CSI Mexico LLC, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.31.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 5, 2009, between Southern Plastics, Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.32.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 5, 2009, between CSI Sales & Technical Services Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.33.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 5, 2009, between Reynolds Consumer Products Holdings Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.34.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 5, 2009, between Bakers Choice Products, Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.35.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 5, 2009, between Reynolds Consumer Products, Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

Exhibit Number		Exhibit Description

10	.2.36.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 5, 2009, between Reynolds Foil Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.37.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 5, 2009, between Reynolds Services Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.38.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 2, 2009, between SIG Holdings (UK) Limited, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.39.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 2, 2009, between SIG Combibloc Limited, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.40.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 2, 2009, between Closure Systems International (UK) Limited, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.41.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 2, 2009, between Reynolds Consumer Products (UK) Limited, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.42.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 2, 2009, between Reynolds Subco (UK) Limited (f/k/a BACO Consumer Products Limited), The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.43.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 2, 2009, between CSI Latin American Holdings Corporation, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.44.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 2, 2009, between Closure Systems International (Canada) Limited, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.45.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 2, 2009, between CSI Closure Systems Manufacturing de Centro America, S.R.L., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.46.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 2, 2009, between Closure Systems International Holdings (Japan) KK, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.47.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 2, 2009, between Closure Systems International Japan, Limited, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.48.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 2, 2009, between SIG Combibloc Procurement AG, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.49.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of January 29, 2010, between SIG Reinag AG, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.50.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of May 4, 2010, between Blue Ridge Holding Corp., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.51.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of May 4, 2010, between Blue Ridge Paper Products Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.52.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of May 4, 2010, between Evergreen Packaging International (US) Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

Exhibit Number		Exhibit Description

10	.2.53.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of May 4, 2010, between Evergreen Packaging Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.54.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of May 4, 2010, between Evergreen Packaging USA Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.55.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of May 4, 2010, between BRPP, LLC, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.56.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of May 4, 2010, between Evergreen Packaging Canada Limited, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.57.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of May 4, 2010, between Evergreen Packaging (Hong Kong) Limited, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.58.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of May 4, 2010, between Evergreen Packaging (Luxembourg) S.à r.l., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.59.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of May 4, 2010, between Evergreen Packaging México, S. de R.L. de C.V., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.60.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of May 4, 2010, between Evergreen Packaging International B.V., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.61.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of May 4, 2010, between Whakatane Mill Limited, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.62.*	Supplemental Indenture to the 8% Senior Notes due 2016, dated September 1, 2010 among Reynolds Food Packaging Canada Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.63.*	Supplemental Indenture to the 8% Senior Notes due 2016, dated September 1, 2010 among Reynolds Metals Company de Mexico S. de. R.L de C.V. , The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.64.*	Supplemental Indenture to the 8% Senior Notes due 2016, dated September 1, 2010 among Maxpack S. de. R.L de C.V., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.65.*	Supplemental Indenture to the 8% Senior Notes due 2016, dated September 1, 2010 among Reynolds Packaging International B.V., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.66.*	Supplemental Indenture to the 8% Senior Notes due 2016, dated September 1, 2010 among Kama Europe Limited, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.67.*	Supplemental Indenture to the 8% Senior Notes due 2016, dated September 1, 2010 among Ivex Holdings, Ltd., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.68.*	Supplemental Indenture to the 8% Senior Notes due 2016, dated September 1, 2010 among Reynolds Packaging Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.69.*	Supplemental Indenture to the 8% Senior Notes due 2016, dated September 1, 2010 among Reynolds Flexible Packaging Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.70.*	Supplemental Indenture to the 8% Senior Notes due 2016, dated September 1, 2010 among Reynolds Food Packaging LLC, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

Exhibit Number		Exhibit Description

10	.2.71.*	Supplemental Indenture to the 8% Senior Notes due 2016, dated September 1, 2010 among Reynolds Packaging Kama Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.72.*	Supplemental Indenture to the 8% Senior Notes due 2016, dated September 1, 2010 among Reynolds Packaging LLC, The Bank of New York Mellon and Beverage Packaging Holdings II S.A..
10	.2.73.*	Supplemental Indenture to the 8% Senior Notes due 2016, dated September 1, 2010 among Ultra Pac, Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.74.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 16, 2010, between Pactiv Corporation The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.75.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 16, 2010, between Pactiv Factoring LLC, Pactiv RSA LLC, Pactiv Retirement Administration LLC, Pactiv Germany Holdings, Inc., Pactiv International Holdings Inc., Pactiv Management Company LLC, PCA West Inc., Prairie Packaging, Inc., PWP Holdings, Inc., PWP Industries, Inc., Newspring Industrial Corp., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.76.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 16, 2010, between The Baldwin Group Limited, J. & W. Baldwin (Holdings) Limited, Omni-Pac UK Limited, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.77.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 16, 2010, between Newspring Canada Inc., Pactiv Canada Inc., 798795 Ontario Limited, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.78.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of March 2, 2011, among Pactiv Hamburg Holdings GmbH, Pactiv Deutschland Holdinggesellschaft MBH, Omni-Pac Ekco GmbH Verpackungsmittel, Omni-Pac Gmbh Verpackungsmittel, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.79.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of April 19, 2011, among Central de Bolsas, S. de R.L. de C.V., Grupo Corporativo Jaguar, S.A. de C.V., Servicios Industriales Jaguar, S.A. de C.V., Servicio Terrestre Jaguar, S.A. de C.V., Pactiv Mexico, S. de R.L. de C.V., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.80.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of May 2, 2011, between Dopaco Canada, Inc., Garven Incorporated, Conference Cup Ltd., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.81.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of May 2, 2011, between Dopaco, Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.82.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 5, 2009, between Closures Systems International (Luxembourg) S.à r.l., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.83.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 20, 2007, between SIG Vietnam Beteiligungs GmbH, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.84.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of August 19, 2011, between Bucephalas Acquisition Corp., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.85.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of September 8, 2011, between between Graham Packaging Company Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.86.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of September 8, 2011, between between GPC Holdings LLC, BCP/Graham Holdings L.L.C., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

Exhibit Number		Exhibit Description

10	.2.87.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of October 14, 2011, between Renolds Manufacturing, Inc., RenPac Holdings Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.2.88.*	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of March 20, 2012, between certain additional guarantors, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.1.*	9.5% Senior Subordinated Notes due 2017 Indenture, dated as of June 29, 2007, as amended, supplemented or otherwise modified, between, among others, Beverage Packaging Holdings II S.A., Reynolds Group Holdings Limited (formerly Rank Group Holdings Limited), Beverage Packaging Holdings (Luxembourg) I S.A. Beverage Packaging Holdings (Luxembourg) III S.à r.l., The Bank of New York Mellon (formerly The Bank of New York) as trustee, principal paying agent, registrar and transfer agent and Credit Suisse AG (formerly Credit Suisse) as security agent, relating to the issuance by Beverage Packaging Holdings II S.A. of 9.5% Senior Subordinated Notes due 2017 in the aggregate principal amount of €420,000,000
10	.3.2.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of December 20, 2007, between SIG Holding USA Inc., The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.
10	.3.3.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of December 20, 2007, between SIG Combibloc Inc., The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.
10	.3.4.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of December 20, 2007, between SIG Combibloc Group AG (formerly SIG Holding AG), The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.
10	.3.5.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of December 20, 2007, between SIG allCap AG, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.
10	.3.6.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of December 20, 2007, between SIG Combibloc (Schweiz) AG, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.
10	.3.7.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of December 20, 2007, between SIG Schweizerische Industrie-Gesellschaft AG, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.
10	.3.8.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of December 20, 2007, between SIG Technology AG, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.
10	.3.9.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of December 20, 2007, between SIG Beverages Germany GmbH, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.
10	.3.10.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of December 20, 2007, between SIG Combibloc Beteiligungs GmbH, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.
10	.3.11.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of December 20, 2007, between SIG Combibloc GmbH, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.
10	.3.12.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of December 20, 2007, between SIG Combibloc Holding GmbH, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.
10	.3.13.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of December 20, 2007, between SIG Combibloc Systems GmbH, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.

Exhibit Number		Exhibit Description

10	.3.14.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of December 20, 2007, between SIG Combibloc Zerspanungstechnik GmbH, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.
10	.3.15.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of December 20, 2007, between SIG Information Technology GmbH, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.
10	.3.16.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of December 20, 2007, between SIG International Services GmbH, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.
10	.3.17.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of December 20, 2007, between SIG Euro Holding AG & Co. KG aA, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.
10	.3.18.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of November 5, 2009, between Closure Systems International Holdings (Germany) GmbH, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.19.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of November 5, 2009, between Closure Systems International Deutschland GmbH, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.20.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of November 5, 2009, between Reynolds Group Issuer (Luxembourg) S.A., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.21.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of November 5, 2009, between Closure Systems International B.V., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.22.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of November 5, 2009, between Reynolds Consumer Products International B.V., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.23.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of November 5, 2009, between Reynolds Group Holdings Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.24.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of November 5, 2009, between Reynolds Group Issuer Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.25.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of November 5, 2009, between Reynolds Group Issuer LLC, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.26.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of November 5, 2009, between Closure Systems International Holdings Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.27.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of November 5, 2009, between Closure Systems International Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.28.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of November 5, 2009, between Reynolds Packaging Machinery Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.29.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of November 5, 2009, between Closure Systems Mexico Holdings LLC, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.30.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of November 5, 2009, between CSI Mexico LLC, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

Exhibit Number		Exhibit Description

10	.3.31.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of November 5, 2009, between Southern Plastics, Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.32.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of November 5, 2009, between CSI Sales & Technical Services Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.33.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of November 5, 2009, between Reynolds Consumer Products Holdings Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.34.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of November 5, 2009, between Bakers Choice Products, Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.35.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of November 5, 2009, between Reynolds Consumer Products, Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.36.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of November 5, 2009, between Reynolds Foil Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.37.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of November 5, 2009, between Reynolds Services Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.38.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of December 2, 2009, between SIG Holdings (UK) Limited, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.39.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of December 2, 2009, between SIG Combibloc Limited, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.40.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of December 2, 2009, between Closure Systems International (UK) Limited, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.41.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of December 2, 2009, between Reynolds Consumer Products (UK) Limited, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.42.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of December 2, 2009, between Reynolds Subco (UK) Limited (f/k/a BACO Consumer Products Limited), The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.43.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of December 2, 2009, between CSI Latin American Holdings Corporation, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.44.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of December 2, 2009, between Closure Systems International (Canada) Limited, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.45.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of December 2, 2009, between CSI Closure Systems Manufacturing de Centro America, S.R.L., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.46.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of December 2, 2009, between Closure Systems International Holdings (Japan) KK, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.47.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of December 2, 2009, between Closure Systems International Japan, Limited, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

Exhibit Number		Exhibit Description

10	.3.48.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of December 2, 2009, between SIG Combibloc Procurement AG, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.49.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of January 29, 2010, between SIG Reinag AG, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.50.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of May 4, 2010, between Blue Ridge Holding Corp., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.51.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of May 4, 2010, between Blue Ridge Paper Products Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.52.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of May 4, 2010, between Evergreen Packaging International (US) Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.53.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of May 4, 2010, between Evergreen Packaging Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.54.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of May 4, 2010, between Evergreen Packaging USA Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.55.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of May 4, 2010, between BRPP, LLC, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.56.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of May 4, 2010, between Evergreen Packaging Canada Limited, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.57*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of May 4, 2010, between Evergreen Packaging (Hong Kong) Limited, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.58.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of May 4, 2010, between Evergreen Packaging (Luxembourg) S.à r.l., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.59.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of May 4, 2010, between Evergreen Packaging México, S. de R.L. de C.V., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.60.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of May 4, 2010, between Evergreen Packaging International B.V., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.61.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of May 4, 2010, between Whakatane Mill Limited, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.62.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017, dated September 1, 2010 among Reynolds Food Packaging Canada Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.63.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017, dated September 1, 2010 among Reynolds Metals Company de Mexico S. de. R.L de C.V. , The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.64.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017, dated September 1, 2010 among Maxpack S. de. R.L de C.V., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

Exhibit Number		Exhibit Description

10	.3.65.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017, dated September 1, 2010 among Reynolds Packaging International B.V., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.66.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017, dated September 1, 2010 among Kama Europe Limited, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.67.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017, dated September 1, 2010 among Ivex Holdings, Ltd., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.68.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017, dated September 1, 2010 among Reynolds Packaging Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.69.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017, dated September 1, 2010 among Reynolds Flexible Packaging Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.70.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017, dated September 1, 2010 among Reynolds Food Packaging LLC, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.71.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017, dated September 1, 2010 among Reynolds Packaging Kama Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.72.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017, dated September 1, 2010 among Reynolds Packaging LLC, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.73.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017, dated September 1, 2010 among Ultra Pac, Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.74.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of November 16, 2010, between Pactiv Corporation, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.75.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of November 16, 2010, between Pactiv Factoring LLC, Pactiv RSA LLC, Pactiv Retirement Administration LLC, Pactiv Germany Holdings, Inc., Pactiv International Holdings Inc., Pactiv Management Company LLC, PCA West Inc., Prairie Packaging, Inc., PWP Holdings, Inc., PWP Industries, Inc., Newspring Industrial Corp., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.76.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of November 16, 2010, between The Baldwin Group Limited, J. & W. Baldwin (Holdings) Limited, Omni-Pac UK Limited, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.77.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of November 16, 2010, between Newspring Canada Inc., Pactiv Canada Inc., 798795 Ontario Limited, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.78.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of March 2, 2011, among Pactiv Hamburg Holdings GmbH, Pactiv Deutschland Holdinggesellschaft MBH, Omni-Pac Ekco GmbH Verpackungsmittel, Omni-Pac Gmbh Verpackungsmittel, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.79.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of April 19, 2011, among Central de Bolsas, S. de R.L. de C.V., Grupo Corporativo Jaguar, S.A. de C.V., Servicios Industriales Jaguar, S.A. de C.V., Servicio Terrestre Jaguar, S.A. de C.V., Pactiv Mexico, S. de R.L. de C.V., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

Exhibit Number		Exhibit Description

10	.3.80.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of May 2, 2011, between Dopaco Canada, Inc., Garven Incorporated, Conference Cup Ltd., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.81.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of May 2, 2011, between Dopaco, Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.82.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of May 2, 2011, between Closures Systems International (Luxembourg) S.à r.l., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.83.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of May 2, 2011, between SIG Vietnam Beteiligungs GmbH, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.84.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of August 19, 2011, between Bucephalas Acquisition Corp., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.85.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of September 8, 2011, between between Graham Packaging Company Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.86.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of September 8, 2011, between between GPC Holdings LLC, BCP/Graham Holdings L.L.C., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.87.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of October 14, 2011, between between Reynolds Manufacturing, Inc., RenPac Holdings Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.3.88.*	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of October 14, 2011, between certain additional guarantors, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
10	.4.1.	Indenture, dated September 29, 1999, by and between Pactiv Corporation and The Chase Manhattan Bank, as trustee (incorporated by reference to Exhibit 4.1 to Tenneco Packaging Inc.’s Registration Statement on Form S-4 (No. 333-82923) filed October 4, 1999)
10	.4.2.	Second Supplemental Indenture to the Indenture dated as of September 29, 1999, dated as of November 4, 1999, between Pactiv Corporation and The Chase Manhattan Bank, as trustee (incorporated by reference to Exhibit 4.3(c) to Pactiv Corporation’s Quarterly Report on Form 10-Q (No. 1-15157) filed November 18, 1999)
10	.4.3.	Fourth Supplemental Indenture to the Indenture dated as of September 29, 1999, dated as of November 4, 1999, between Pactiv Corporation and The Chase Manhattan Bank, as trustee (incorporated by reference to Exhibit 4.3(e) to Pactiv Corporation’s Quarterly Report on Form 10-Q (No. 1-15157) filed November 18, 1999)
10	.4.4.	Fifth Supplemental Indenture to the Indenture dated as of September 29, 1999, dated as of November 4, 1999, between Pactiv Corporation and The Chase Manhattan Bank, as trustee (incorporated by reference to Exhibit 4.3(f) to Pactiv Corporation’s Quarterly Report on Form 10-Q (No. 1-15157) filed November 18, 1999)
10	.4.5.	Sixth Supplemental Indenture to the Indenture dated as of September 29, 1999, dated as of June 25, 2007, between Pactiv Corporation and the Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Pactiv Corporation’s Current Report on Form 8-K (No. 1-15157) filed June 25, 2007)
10	.4.6.	Seventh Supplemental Indenture to the Indenture dated as of September 29, 1999, dated as of June 25, 2007, between Pactiv Corporation and the Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to Pactiv Corporation’s Current Report on Form 8-K (No. 1-15157) filed June 25, 2007)

Exhibit Number		Exhibit Description

10	.4.7.	Eighth Supplemental Indenture to the Indenture dated as of September 29, 1999, dated as of October 21, 2010, between Pactiv Corporation and the Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 10.1 to Pactiv Corporation’s Current Report on Form 8-K (No. 1-15157) filed October 22, 2010)
10	.4.8.	Indenture, dated as of October 7, 2004, among Graham Packaging Company, L.P. and GPC Capital Corp. I and Graham Packaging Holdings Company, as guarantor, and The Bank of New York, as Trustee, relating to the Senior Subordinated Notes Due 2014 of Graham Packaging Company, L.P. and GPC Capital Corp. I, unconditionally guaranteed by Graham Packaging Holdings Company (incorporated by reference to Exhibit 4.2 to Graham Packaging Holdings Company’s Current Report on Form 8-K (No. 333-53603-03) filed October 14, 2004)
10	.4.9.	Supplemental Indenture, dated as of July 30, 2010, among GPACSUB LLC, Graham Packaging Minster LLC, Graham Packaging Company, L.P., GPC Capital Corp. I, the guarantors party thereto, and The Bank of New York Mellon, as Trustee, relating to the Senior Subordinated Notes due 2014 (incorporated by reference to Exhibit 4.11 to Graham Packaging Holdings Company’s Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)
10	.4.10.	Supplemental Indenture, dated as of October 4, 2010, among Graham Packaging GP Acquisition LLC, Graham Packaging LP Acquisition LLC, CPG-L Holdings, Inc., Liquid Container Inc., Graham Packaging LC, L.P., Graham Packaging PX Holding Corporation, Graham Packaging PX, LLC, Graham Packaging PX Company, WCK-L Holdings, Inc., Graham Packaging Company, L.P., GPC Capital Corp. I, the guarantors party thereto, and The Bank of New York Mellon, as Trustee, relating to the Senior Subordinated Notes due 2014 (incorporated by reference to Exhibit 4.13 to Graham Packaging Holdings Company’s Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)
10	.4.11.*	Supplemental Indenture, dated as of July 27, 2011, among Graham Packaging Company, L.P., GPC Capital Corp. I, Graham Packaging Holdings Company, the guarantors listed thereto and The Bank of New York Mellon, as Trustee, relating to the Senior Subordinated Notes due 2014
10	.4.12.	Indenture, dated as of November 24, 2009, among Graham Packaging Company, L.P., GPC Capital Corp. I, the Guarantors named therein and The Bank of New York Mellon, as Trustee, relating to the Senior Notes Due 2017 of Graham Packaging Company, L.P. and GPC Capital Corp. I, unconditionally guaranteed by the Guarantors named therein (incorporated by reference to Exhibit 4.1 to Graham Packaging Holdings Company’s Current Report on Form 8-K (No. 333-53603-03) filed November 24, 2009)
10	.4.13.	Supplemental Indenture, dated as of July 30, 2010, among GPACSUB LLC, Graham Packaging Minster LLC, Graham Packaging Company, L.P., GPC Capital Corp. I, the guarantors party thereto, and The Bank of New York Mellon, as Trustee, relating to the Senior Notes due 2017 (incorporated by reference to Exhibit 4.12 to Graham Packaging Holdings Company’s Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)
10	.4.14.	Supplemental Indenture, dated as of October 4, 2010, among Graham Packaging GP Acquisition LLC, Graham Packaging LP Acquisition LLC, CPG-L Holdings, Inc., Liquid Container Inc., Graham Packaging LC, L.P., Graham Packaging PX Holding Corporation, Graham Packaging PX, LLC, Graham Packaging PX Company, WCK-L Holdings, Inc., Graham Packaging Company, L.P., GPC Capital Corp. I, the guarantors party thereto, and The Bank of New York Mellon, as Trustee, relating to the Senior Notes due 2017 (incorporated by reference to Exhibit 4.14 to Graham Packaging Holdings Company’s Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)
10	.4.15.	Indenture, dated as of September 23, 2010, among Graham Packaging Company, L.P., GPC Capital Corp. I, the Guarantors named therein and The Bank of New York Mellon, as Trustee, relating to the Senior Notes Due 2018 of Graham Packaging Company, L.P. and GPC Capital Corp. I, unconditionally guaranteed by the Guarantors named therein (incorporated by reference to Exhibit 4.1 to Graham Packaging Company Inc.’s Current Report on Form 8-K (No. 001-34621) filed September 29, 2010)

Exhibit Number		Exhibit Description

10	.5.*	Reaffirmation Agreement, dated as of May 4, 2010 among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings Inc., Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGAA, SIG Austria Holding GmbH, Closure Systems International B.V., Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC and Reynolds Group Issuer Inc., the Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee, principal agent, transfer agent and collateral agent, The Bank of New York Mellon, London Branch, as paying agent and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents
10	.5.1.*	Supplement, dated August 27, 2010, to the Reaffirmation Agreement dated as of May 4, 2010 among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings Inc., Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGAA, SIG Austria Holding GmbH, Closure Systems International B.V., Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC and Reynolds Group Issuer Inc., SIG Austria Holding GmbH, SIG Combibloc GmbH, SIG Combibloc GmbH & Co KG, Credit Suisse AG, as administrative agent, The Bank of New York Mellon as Trustee under the 2009 Notes Indenture, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, and collateral agent, The Bank of New York Mellon, London Branch, as paying agent, and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents
10	.5.2.*	Reaffirmation Agreement, dated as of November 16, 2010 among Reynolds Group Holdings Limited, Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings Inc., Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGAA, SIG Austria Holding GmbH, Closure Systems International B.V., Reynolds Acquisition Corporation , Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC and Reynolds Group Issuer Inc., the Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents
10	.5.3.*	Supplement, dated January 14, 2011, to the Reaffirmation Agreement dated as of November 16, 2010 among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings Inc., Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGAA, SIG Austria Holding GmbH, Closure Systems International B.V., Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC and Reynolds Group Issuer Inc., SIG Austria Holding GmbH, SIG Combibloc GmbH, SIG Combibloc GmbH & Co KG, Credit Suisse AG, as administrative agent, The Bank of New York Mellon as Trustee under the October 2010 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents
10	.5.4.*	Reaffirmation Agreement, dated as of February 1, 2011, among Reynolds Group Holdings Limited, Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., the Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2010 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2009 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents
10	.5.5.*	Reaffirmation Agreement, dated as of February 9, 2011, among Reynolds Group Holdings Limited, Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings Inc., Closure Systems International Holdings Inc., Closure Systems International B.V., Pactiv Corporation, SIG Austria Holding GmbH, SIG Euro Holding AG & Co. KGaA, Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., the Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2010 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2009 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents

Exhibit Number		Exhibit Description

10	.5.6.*	Reaffirmation Agreement, dated March 2, 2011, among the Brazilian and German Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the October 2010 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2009 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents
10	.5.7.*	Reaffirmation Agreement, dated March 2, 2011, among the Swiss Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the October 2010 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2009 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents
10	.5.8.*	Reaffirmation Agreement, dated as of June 7, 2011, among SIG Austria Holding GmbH, SIG Combibloc GmbH, SIG Combibloc GmbH & Co KG, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the October 2010 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2009 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents
10	.5.9.*	Reaffirmation Agreement,, dated August 5, 2011, among SIG Combibloc Ltd., Credit Suisse AG, as administrative agent under the Credit Agreement and Wilmington Trust (London) Limited as collateral agent
10	.5.10.*	Reaffirmation Agreement, dated as of September 8, 2011, among Reynolds Group Holdings Limited, Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings Inc., Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGaA, Closure Systems International B.V., Pactiv Corporation, SIG Austria Holding GmbH, Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., the Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the August 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2010 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2009 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents
10	.5.11.*	Reaffirmation Agreement, dated as of October 14, 2011, among SIG Combibloc GmbH, SIG Combibloc GmbH & Co KG and SIG Austria Holding GmbH, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the New 2011 Senior Secured Notes, The Bank of New York Mellon, as trustee under the 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2010 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2009 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents under the First Lien Intercreditor Agreement
10	.6.*	Letter of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Austria — SIG)
10	.7.*	Letter of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI & RCP — Germany)
10	.8.*	Letter of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Germany — SIG)
10	.9.*	Letter of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Guernsey — SIG)
10	.10.*	Deed Poll of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI — Hong Kong)
10	.11.*	Letter of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Hong Kong — SIG)

Exhibit Number		Exhibit Description

10	.12.*	Deed Poll of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI — Japan)
10	.13.*	Deed Poll of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg)
10	.14.*	Letter of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Switzerland — SIG)
10	.15.*	Letter of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Thailand — SIG)
10	.16.*	Deed Poll of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom — CSI & RCP)
10	.17.*	Deed Poll of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom — SIG)
10	.18.*	Letter of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (US — SIG)
10	.19.*	Deed Poll of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (United States — CSI & RCP)
10	.20.*	Indemnification Agreement, dated October 18, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI — Netherlands)
10	.21.*	Letter of Indemnification, dated November 24, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Switzerland — SIG)
10	.22.*	Amended and Restated Letter of Indemnification, dated December 15, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Supervisory Board of SIG Euro Holding AG & Co KGaA)
10	.23.*	Letter of Indemnification, dated December 15, 2009, by Rank Group Limited for the benefit and in favour of Peter Holtmann (SIG Euro Holding AG & Co KGaA)
10	.24.*	Deed Poll of Indemnification by Rank Group Limited relating to Directors and Officers of Rank Group Limited and other entities in favour and for the benefit of each Indemnified Person, dated December 22, 2009
10	.25.*	Letter of Indemnification, dated February 15, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Austria — SIG)
10	.26.*	Deed Poll of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI Japan)
10	.27.*	Indemnification Agreement, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI — Netherlands)
10	.28.*	Deed Poll of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom — CSI & RCP)
10	.29.*	Deed Poll of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI & RCP — United States)
10	.30.*	Letter of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI & RCP Germany)
10	.31.*	Deed Poll of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg — Evergreen)
10	.32.*	Letter of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (SIG Euro Holding AG & Co KGaA)
10	.33.*	Deed Poll of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (US — Evergreen)
10	.34.*	Letter of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Evergreen — Hong Kong)
10	.35.*	Indemnification Agreement, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Evergreen — Netherlands)

Exhibit Number		Exhibit Description

10	.36.*	Deed Poll of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg)
10	.37.*	Deed Poll of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI Hong Kong)
10	.38.*	Letter of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Germany — SIG)
10	.39.*	Letter of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Guernsey — SIG)
10	.40.*	Letter of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Hong Kong — SIG)
10	.41.*	Letter of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Swizterland — SIG)
10	.42.*	Deed Poll of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom — SIG)
10	.43.*	Letter of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (US — SIG)
10	.44.*	Indemnification Agreement, dated June 25, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (SIG — Netherlands)
10	.45.*	Letter of Indemnification, dated August 20, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Austria — SIG))
10	.46.*	Indemnification Agreement, dated August 25, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Netherlands)
10	.47.*	Deed Poll of Indemnification, dated August 25, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (BP III — Luxembourg)
10	.48.*	Deed Poll of Indemnification, dated August 25, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom)
10	.49.*	Agreement of Indemnification, dated August 25, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (United States)
10	.50.*	Deed Poll of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg)
10	.51.*	Deed Poll of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom — Closures, Reynolds Consumer Products and Reynolds Foodservice)
10	.52.*	Deed Poll of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom — SIG)
10	.53.*	Indemnification Agreement, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Netherlands)
10	.54.*	Letter of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (SIG Euro Supervisory Board)
10	.55.*	Letter of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Austria - SIG)
10	.56.*	Deed Poll of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Closures — Hong Kong)
10	.57.*	Deed Poll of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Evergreen — Hong Kong)
10	.58.*	Letter of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Guernsey - SIG)
10	.59.*	Letter of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Hong Kong - SIG)

Exhibit Number		Exhibit Description

10	.60.*	Deed Poll of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Japan - Closures)
10	.61.*	Letter of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Switzerland - SIG)
10	.62.*	Letter of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Thailand - SIG)
10	.63.*	Letter of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (US — SIG)
10	.64.*	Letter of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Germany - Closures)
10	.65.*	Agreement of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United States — Evergreen)
10	.66.*	Letter of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Germany - SIG)
10	.67.*	Agreement of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United States — Closures, Reynolds Consumer Products and Reynolds Foodservice)
10	.68.*	Indemnity to Gail D. Lilley from Newspring Canada Inc., dated November 16, 2010
10	.69.*	Indemnity to Gail D. Lilley from 798795 Ontario Limited, dated November 16, 2010
10	.70.*	Indemnity to Gail D. Lilley from Pactiv Canada Inc., dated November 16, 2010
10	.71.*	Agreement of Indemnification, dated November 16, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Pactiv -United States)
10	.72.*	Deed Poll of Indemnification, dated November 16, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Pactiv — United Kingdom)
10	.73.*	Letter of Indemnification, dated November 16, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Pactiv — Germany)
10	.74.*	Letter of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Austria — SIG)
10	.75.*	Letter of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Germany — Closures)
10	.76.*	Letter of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Germany — SIG)
10	.77.*	Letter of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Guernsey — SIG)
10	.78.*	Deed Poll of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Closures and Evergreen — Hong Kong)
10	.79.*	Deed Poll of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Hong Kong - SIG)
10	.80.*	Deed Poll of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Japan — Closures)
10	.81.*	Deed Poll of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg)
10	.82.*	Indemnification Agreement, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Netherlands)
10	.83.*	Letter of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (SIG Euro Supervisory Board)
10	.84.*	Letter of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Switzerland — SIG)

Exhibit Number		Exhibit Description

10	.85.*	Deed Poll of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom — Closures, Reynolds Consumer Products, Reynolds Foodservice and Pactiv)
10	.86.*	Deed Poll of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom — SIG)
10	.87.*	Agreement of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United States — Closures, Reynolds Consumer Products, Evergreen, Reynolds Foodservice and Pactiv)
10	.88.*	Letter of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (US — SIG)
10	.89.*	Letter of Indemnification, dated March 1, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Pactiv — Germany)
10	.90.*	Agreement of Indemnification, dated May 2, 2011, by , by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Dopaco — United States)
10	.91.*	Indemnification Letter Agreement, dated as of October 15, 2009, between Rank Group Limited and Beverage Packaging Holdings (Luxembourg) III S.à r.l., in connection with the purchase of the Closures business
10	.92.*	Indemnification Letter Agreement, dated as of October 15, 2009, between Rank Group Limited and Beverage Packaging Holdings (Luxembourg) III S.à r.l., in connection with the purchase of the Reynolds Consumer business
10	.93.*	Indemnification Letter Agreement, dated as of April 25, 2010, between Beverage Packaging Holdings (Luxembourg) III S.à r.l. and Carter Holt Harvey Limited
10	.94.*	Indemnification Letter Agreement, dated as of September 1, 2010, between Rank Group Limited and Beverage Packaging Holdings (Luxembourg) III S.à r.l.
10	.95.*	Transition Services Letter Agreement, dated as of November 5, 2009, between Rank Group Limited and Beverage Packaging Holdings (Luxembourg) III S.à r.l.
10	.96.*	Information Sharing Agreement, dated as of April 7, 2010, between Carter Holt Harvey Limited, Carter Holt Harvey Pulp & Paper Limited, Evergreen Packaging Inc. and Blue Ridge Paper Products Inc.
10	.97.*	CHH Super Deed of Participation, dated as of May 3, 2010, between Whakatane Mill Limited and Carter Holt Harvey Limited
10	.98.*	Carter Holt Harvey Limited Deed of Participation, dated as of May 3, 2010, between Whakatane Mill Limited and Carter Holt Harvey Limited
10	.99.*	Transition Services Agreement, dated as of May 4, 2010, between Whakatane Mill Limited and Carter Holt Harvey Limited
10	.100.*	IT Services Letter, dated as of May 4, 2010, between Whakatane Mill Limited and Carter Holt Harvey Limited
10	.101.*	Carton Board Supply Agreement (New Zealand), dated as of May 4, 2010 between Whakatane Mill Limited and Carter Holt Harvey Limited
10	.102.*	Carton Board Supply Agreement (Australia), dated as of May 4, 2010, between Whakatane Mill Limited and Carter Holt Harvey Limited
10	.103.*	Pulpwood Fiber Procurement Agency Agreement, dated as of May 4, 2010, between Whakatane Mill Limited and Carter Holt Harvey Pulp & Paper Limited
10	.104.*	Pulp Supply Agreement, dated as of May 4, 2010, between Whakatane Mill Limited and Carter Holt Harvey Pulp & Paper Limited
10	.105.*	NCC Fiber Supply Agreement, dated as of May 4, 2010, between Whakatane Mill Limited and Carter Holt Harvey Limited
10	.106.*	Waste Disposal Agreement, dated as of May 4, 2010 between Whakatane Mill Limited and Carter Holt Harvey Pulp & Paper Limited

Exhibit Number		Exhibit Description

10	.107.*	Logistics Services Agreement, dated as of May 4, 2010, between Whakatane Mill Limited and Carter Holt Harvey Limited
10	.108.*	Trademark Assignment Agreement, dated as of May 4, 2010, between Whakatane Mill Limited and Carter Holt Harvey Limited
10	.109.*	Electricity Hedges Agreement, dated as of May 4, 2010, between Whakatane Mill Limited and Carter Holt Harvey Limited
10	.110.*	Evergreen Transition Services Agreement, dated as of May 4, 2010, between Evergreen Packaging Inc. and Carter Holt Harvey Limited
10	.111.*	Loan Agreement, between Rank Group Limited as borrower and Rank Group Holdings Limited (now known as Reynolds Group Holdings Limited), dated February 15, 2008
10	.112.*	Letter of Indemnification, dated July 6, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Germany — Closures)
10	.113.*	Letter of Indemnification, dated July 6, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Germany — SIG)
10	.114.*	Letter of Indemnification, dated July 15, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Guernsey)
10	.115.*	Letter of Indemnification, dated July 15, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Hong Kong)
10	.116.*	Letter of Indemnification, dated July 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Hong Kong)
10	.117.*	Letter of Indemnification, dated July 15, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Japan)
10	.118.*	Letter of Indemnification, dated July 15, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg)
10	.119.*	Letter of Indemnification, dated July 15, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Netherlands)
10	.120.*	Letter of Indemnification, dated July 15, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (SIG Euro Supervisory Board)
10	.121.*	Letter of Indemnification, dated July 6, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom — SIG Holdings UK Limited, SIG Combibloc Limited)
10	.122.*	Letter of Indemnification, dated July 15, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United States — SIG Holdings USA, SIG Combibloc Inc.)
10	.123.*	Letter of Indemnification, dated July 15, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Switzerland)
10	.124.*	Letter of Indemnification, dated July 19, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Thailand)
10	.125.*	Letter of Indemnification, dated July 15, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom — Closures, Reynolds Consumer Products and Pactiv Foodservice)
10	.126.*	Letter of Indemnification, dated July 6, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United States — Closures, Reynolds Consumer Products and Pactiv Foodservice)
10	.127.*	Letter of Indemnification, dated October 5, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Austria)
10	.128.*	Deed Poll of Indemnification, dated October 13, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Registration Statement)

Exhibit Number		Exhibit Description

10	.129*	Agreement of Indemnification dated October 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United States — RenPac and Reynolds Manufacturing)
10	.130*	Supply Agreement for years 2012-2013, dated February 1, 2012, between Stora Enso Oyj and SIG Combibloc Procurement AG (certain portions of the exhibit have been omitted pursuant to a request for confidential treatment)
12	.1.*	Computation of Ratio of Earnings to Fixed Charges
21	.1.*	List of Subsidiaries
23	.1.**	Consent of PricewaterhouseCoopers LLP with respect to the RGHL Financial Statements, the BP I Financial Statements and the Beverage Packaging Holdings Group Financial Statements
23	.2.**	Consent of PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l with respect to the Dopaco Financial Statements
23	.3.**	Consent of Ernst & Young LLP with respect to the Pactiv Corporation Financial Statements
23	.4.**	Consent of Deloitte & Touche LLP with respect to the Graham Packaging Financial Statements
23	.5.***	Consent of Debevoise & Plimpton LLP (included in Exhibit 5.1 hereto)
23	.6.***	Consent of Richards, Layton & Finger, P.A. (included in Exhibit 5.2 hereto)
23	.7.***	Consent of Sher Garner Cahill Richter Klein McAllister and Hilbert L.L.C. (included in Exhibit 5.3 hereto)
23	.8.***	Consent of Dorsey & Whitney LLP (included in Exhibit 5.4 hereto)
23	.9.***	Consent of Lowenstein Sandler PC (included in Exhibit 5.5 hereto)
23	.10.***	Consent of Roberts & Stevens, P.A. (included in Exhibit 5.6 hereto)
23	.11.***	Consent of Corrs Chambers Westgarth (included in Exhibit 5.7 hereto)
23	.12.***	Consent of Schoenherr Rechtsanwaelte GmbH (included in Exhibit 5.8 hereto)
23	.13.***	Consent of Levy & Salomao Advogados (included in Exhibit 5.9 hereto)
23	.14.***	Consent of Harney Westwood & Riegels (included in Exhibit 5.10 hereto)
23	.15.***	Consent of Blake, Cassels & Graydon LLP (included in Exhibit 5.11 hereto)
23	.16.***	Consent of Pacheco Coto (included in Exhibit 5.12 hereto)
23	.17.***	Consent of Carey Olson (included in Exhibit 5.13 hereto)
23	.18.***	Consent of Debevoise & Plimpton LLP (Germany) (included in Exhibit 5.14 hereto)
23	.19.***	Consent of Freshfields Bruckhaus Deringer (Hong Kong) (included in Exhibit 5.15 hereto)
23	.20.***	Consent of Oppenheim Ügyvédi Iroda (included in Exhibit 5.16 hereto)
23	.21.***	Consent of Freshfields Bruckhaus Deringer (Japan) (included in Exhibit 5.17 hereto)
23	.22.***	Consent of Loyens & Loeff, Avocats à la Cour (included in Exhibit 5.18 hereto)
23	.23.***	Consent of Borda y Quintana, S.C. (included in Exhibit 5.19 hereto)
23	.24.***	Consent of Freshfields Bruckhaus Deringer (Japan) (included in Exhibit 5.20 hereto)
23	.25.***	Consent of Bell Gully (included in Exhibit 5.21 hereto)
23	.26.***	Consent of Pestalozzi Attorneys at Law (included in Exhibit 5.22 hereto)
23	.27.***	Consent of Weerawong, Chinnavat & Peangpanor Ltd. (included in Exhibit 5.23 hereto)
23	.28.***	Consent of Debevoise & Plimpton LLP (London) (included in Exhibit 5.24 hereto)
23	.29.***	Consent of Ballard Spahr LLP (included in Exhibit 5.25 hereto)
23	.31.***	Consent of Blank Rome LLP (included in Exhibit 5.26 hereto)
23	.32.***	Consent of Vorys, Sater, Seymour and Pease LLP (included in Exhibit 5.27 hereto)
23	.33.***	Consent of Jones Waldo Holbrook & McDonough, PC (included in Exhibit 5.28 hereto)
24	.1.*	Powers of Attorney (contained in signature pages herein and in signature pages to Reynolds Group Holdings Limited’s Registration Statements on Form F-4 filed November 3, 2011, February 8, 2012 and April 6, 2012)

Exhibit Number		Exhibit Description

25	.1***	Statement of Eligibility of The Bank of New York Mellon on Form T-1, relating to the 7.75% Senior Secured Notes due 2016 Indenture dated as of November 5, 2009
25	.2***	Statement of Eligibility of The Bank of New York Mellon on Form T-1, relating to the 8.50% Senior Notes due 2018 Indenture dated as of May 4, 2010
25	.3***	Statement of Eligibility of The Bank of New York Mellon on Form T-1, relating to the 7.125% Senior Secured Notes due 2019 Indenture dated as of October 15, 2010
25	.4***	Statement of Eligibility of The Bank of New York Mellon on Form T-1, relating to the 9.000% Senior Notes due 2019 Indenture dated as of October 15, 2010
25	.5***	Statement of Eligibility of The Bank of New York Mellon on Form T-1, relating to the 6.875% Senior Secured Notes due 2021 Indenture dated as of February 1, 2011
25	.6***	Statement of Eligibility of The Bank of New York Mellon on Form T-1, relating to the 8.250% Senior Notes due 2021 Indenture dated as of February 1, 2011
25	.7***	Statement of Eligibility of The Bank of New York Mellon on Form T-1, relating to the 7.875% Senior Secured Notes due 2019 Indenture dated as of August 9, 2011
25	.8***	Statement of Eligibility of The Bank of New York Mellon on Form T-1, relating to the 9.875% Senior Notes due 2019 Indenture dated as of August 9, 2011
25	.9***	Statement of Eligibility of The Bank of New York Mellon on Form T-1, relating to the 9.875% Senior Notes due 2019 Indenture dated as of February 15, 2012
99	.1**	Form of Letter of Transmittal
99	.2**	Form of Letter to Nominee
99	.3**	Form of Letter to Clients
99	.4**	Form of Instructions to Registered Holder and/or Book Entry Transfer Participant from Beneficial Owner
99	.5*	Application for Waiver of Requirements of Form 20-F, Item 8.A.4

*	Previously filed.

**	Filed herein.

***	To be filed by amendment.